06048339

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2005
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2005
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Caracas, Venezuela, on October 6, 2006.

BOLIVARIAN REPUBLIC OF VENEZUELA

By: ____________________
Nelson Merentes Díaz
Minister of Finance of the Bolivarian Republic of Venezuela

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K for the year ended December 31, 2005 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2005 Annual Budget of the Bolivarian Republic of Venezuela

EXHIBIT C

REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2005

Disposiciones Generales

GACETA OFICIAL
DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

AÑO CXXXII - MES III | Caracas, 13 de Diciembre de 2004 | Nº 5.743 Extraordinario

SUMARIO

ASAMBLEA NACIONAL

LA ASAMBLEA NACIONAL

En ejercicio de la atribución que le confiere el numeral 6 del artículo 187 de la Constitución de la República Bolivariana de Venezuela,

ACUERDA

La siguiente,

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2005

TITULO I

DISPOSICIONES GENERALES

Capítulo I

Del Poder Nacional

Artículo 1. Los montos indicados en esta Ley para los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada organismo ordenador de compromisos y pagos, constituyen para la República los límites máximos de las autorizaciones para comprometer y causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas básicas contenidos en el Título II de la Ley Orgánica de la Administración Financiera del Sector Público, sin perjuicio de las atribuciones que sobre control externo, la Constitución y las leyes confieren a los órganos de la función contralora. Se considerarán gastos de capital, los previstos en la normativa que a tal efecto dicte la Oficina Nacional de Presupuesto.

La desagregación de los créditos del presupuesto de gastos indicados en esta Ley distribuidos por programas, subprogramas, proyectos, partidas y obras, señalados a fines informativos para los organismos de la Administración Central, constituirán el límite máximo de las autorizaciones para gastar al Poder Legislativo, al Poder Judicial, al Poder Ciudadano y sus órganos, al Poder Electoral y a la Procuraduría General de la República; en todo caso, estos organismos podrán implantar su propio sistema de modificaciones presupuestarias, para lo cual, deberán solicitar la opinión técnica de la Oficina Nacional de Contabilidad Pública y de la Oficina Nacional de Presupuesto. Dicho sistema deberá ajustarse a las normas previstas en la Ley Orgánica de la Administración Financiera del Sector Público, a los fines de su compatibilización con el Sistema Integrado de Gestión y Control de las Finanzas Públicas, a cargo del Ministerio de Finanzas.

Artículo 2. De acuerdo con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos ordenadores de compromisos y pagos de la Administración Central y de los órganos con autonomía funcional, referidos en el artículo 51 de la misma Ley, enviarán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto se dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones para el primer trimestre del año, que se informarán a las citadas Oficinas durante los primeros treinta (30) días continuos de iniciado el ejercicio presupuestario.

Artículo 3. El Ejecutivo Nacional por órgano de la Oficina Nacional de Presupuesto, formalizará ante la Asamblea Nacional las solicitudes de traspaso que los organismos ordenadores de compromisos y pagos efectúen sobre los créditos presupuestarios que le competen aprobar a la Asamblea Nacional; igualmente, tramitará sólo los créditos adicionales que aumenten el monto total del presupuesto de gastos de la República, con indicación del o los organismos afectados y las respectivas imputaciones presupuestarias.

Aquellos créditos adicionales cuya fuente de financiamiento provenga de una reprogramación de la Ley Especial de Endeudamiento Anual del año respectivo, autorizada por la Asamblea Nacional, no requerirán autorización de dicho órgano para su incorporación en el presupuesto de gastos de la República.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital; las mismas deberán ser justificadas por el organismo solicitante ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

La Asamblea Nacional dispondrá de quince (15) días continuos para decidir, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso la Asamblea Nacional no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, cuando corresponda, el Presidente de la República en Consejo de Ministros, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 4. Los traspasos de gastos corrientes para gastos de capital, se tramitarán y aprobarán de acuerdo a los montos porcentuales y sus niveles autorizatorios previstos en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario. En todo caso, serán publicados en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo a las instrucciones establecidas por la Oficina Nacional de Presupuesto.

Los organismos ordenadores de compromisos y pagos de la República, deberán enviar a la Asamblea Nacional, copia de las modificaciones presupuestarias aprobadas por estos, en el mismo momento que se remita dicha información a la Oficina Nacional de Presupuesto.

El Jefe de la Oficina Nacional de Presupuesto, remitirá a la Asamblea Nacional durante los primeros cinco (5) días hábiles de cada mes, copia de los traspasos presupuestarios aprobados por él, en el mes inmediato anterior.

Artículo 5. A los efectos de cumplir con lo dispuesto en los artículos 59, 127 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos ordenadores de compromisos y pagos deberán participar los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoria Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten cada uno de estos organismos en el ámbito de sus competencias, pudiendo ser dictadas conjuntamente. La Oficina Nacional de Presupuesto, deberá remitir dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, al Presidente de la República, un informe trimestral acumulado de la ejecución presupuestaria del Presupuesto de Gastos de los organismos de la Administración Central, que contenga el resumen a nivel nacional, resumen de cada ministerio, de los Programas y Partidas, comparándola con el Presupuesto, indicando lo comprometido, causado y pagado.

Los organismos ordenadores de compromisos y pagos de la República, remitirán dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe trimestral acumulado de los resultados de su ejecución presupuestaria, comparándola con el Presupuesto.

Artículo 6. Los ministerios y demás organismos ordenadores de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario, alquileres de edificios y locales, y pagos por condominio, se encuentren suscritos para el 31 de enero de 2005, emitiendo las órdenes de pago correspondientes. Estas órdenes de pago se emitirán de igual forma, contra facturas de servicios, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los órganos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del mismo año.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto se encuentren previstas en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 7. Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán cancelar las cotizaciones patronales, de conformidad con la Ley que rija la materia, a través de una orden de pago cuyo monto mensual será aquél que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a cancelar. Los organismos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2005. La orden de pago deberá señalar el número de la cuenta corriente y nombre de la Institución Financiera, designada para depositar las referidas cotizaciones.

La Contraloría General de la República, a los fines de determinar las responsabilidades a que hubiere lugar, previo el procedimiento de ley, aplicará las sanciones pertinentes a los directores y administradores de las referidas cotizaciones y a los funcionarios que corresponda en los organismos ordenadores de compromisos y pagos, que incumplan con los pagos a que refiere este artículo.

Artículo 8. Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán cancelar al Fondo Especial de Jubilaciones a que se refiere el artículo 23 de la Ley del Estatuto Sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios o Empleados de la Administración Pública Nacional, de los Estados y de los Municipios; los aportes indicados en el artículo 2 del Reglamento de la Ley antes mencionada, a través de una orden de pago cuyo monto mensual será aquel que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a cancelar. Los organismos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2005.

La Contraloría General de la República, aplicará las sanciones de ley a los administradores del Fondo Especial de Jubilaciones y a los funcionarios que corresponda en los organismos ordenadores de compromisos y pagos que incumplan con los pagos y la elaboración de las conciliaciones a que se refiere este artículo.

Cada organismo ordenador de compromisos y pagos emitirá una orden de pago a favor del Fondo de Jubilaciones y Pensiones a que se refiere este artículo, con cargo a los recursos asignados en esta Ley de Presupuesto por aportes patronales al Fondo de Jubilaciones y Pensiones por Obreros, siguiendo el procedimiento previsto en este artículo para los empleados. El referido Fondo, con los recursos provenientes de los aportes y retenciones por obreros, mantendrá registros y cuentas separadas, pudiendo constituir los fideicomisos a que haya lugar.

Artículo 9. Los ministerios y demás organismos ordenadores de compromisos y pagos a que se refiere el artículo 51 de la Ley Orgánica de la Administración Financiera del Sector Público, que tengan créditos autorizados mediante leyes de endeudamiento y requieran cancelar obligaciones con instrumentos financieros de la deuda pública, deberán contar con la aceptación de los acreedores para la recepción de instrumentos financieros de la deuda pública como medio de cancelación de las obligaciones. Igualmente, dicha aceptación podrá ser solicitada a los acreedores por el Jefe de la Oficina Nacional del Tesoro.

Artículo 10. Los créditos presupuestarios asignados a los ministerios y demás organismos ordenadores de compromisos y pagos destinados a la adquisición de divisas, compra de bienes y servicios en el exterior o pagos en el exterior, serán entregados por el Ministerio de Finanzas conforme al cronograma conjunto que elaborarán a tales efectos, entre la Oficina Nacional del Tesoro y el respectivo organismo ordenador de compromisos y pagos. Cada organismo ordenador de compromisos y pagos celebrará convenio de fideicomiso con el Banco de Desarrollo Económico y Social de Venezuela (BANDES), en el cual depositará las divisas adquiridas con estos recursos. En dichos convenios, se establecerá la programación de entrega de las divisas al respectivo fideicomitente. Si hay dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrá financiar con emisión de Letras del Tesoro, con vencimiento al 31 de diciembre del año 2005, de conformidad con lo establecido en el artículo 87 de la Ley Orgánica de la Administración Financiera del Sector Público.

En caso de que sean emitidas Letras del Tesoro, de acuerdo con lo dispuesto en este artículo, el producto del fideicomiso será entregado por el Banco de Desarrollo Económico y Social de Venezuela (BANDES), al Ministerio de Finanzas, en la medida que se requieran recursos para cubrir las insuficiencias en el servicio de deuda interna que estas Letras causaren.

En caso de no tener necesidad de recurrir a la emisión de Letras del Tesoro o que exista un remanente del producto del fideicomiso después de cubrir los gastos por la colocación de dichas Letras, los recursos excedentes así obtenidos por los organismos deberán reintegrarse al Tesoro Nacional, a los efectos de cumplir con lo establecido en los artículos 80 y 44 de la Ley Orgánica de la Administración Financiera del Sector Público.

Los ministerios y demás organismos ordenadores de compromisos y pagos, rendirán cuenta de los gastos efectuados con cargo a los referidos fideicomisos, ante las unidades auditoras competentes de los organismos ordenadores de compromisos y pagos de acuerdo a la normativa vigente. Queda entendido que el procedimiento previsto en este artículo no da lugar a incumplir la normativa sobre régimen presupuestario y de control vigente en cuanto sea aplicable, y la reglamentación especial que a tal efecto se dicte.

Artículo 11. Los ministerios y demás organismos ordenadores de compromisos y pagos a que se refiere el artículo 51 de la Ley Orgánica de la Administración Financiera del Sector Público, que sean responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos.

Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo.

Los organismos deberán señalar la fuente de financiamiento en las respectivas órdenes de pago, así como en los contratos.

Artículo 12. A los fines de la ejecución de los créditos acordados al Consejo Nacional Electoral, en la partida 4.52 "Asignaciones No Distribuidas", presentará al Ejecutivo Nacional, la Distribución General de su presupuesto de gastos, según la desagregación contenida en el Plan Único de Cuentas aplicable a la materia.

El Ejecutivo Nacional decretará y publicará en la Gaceta Oficial de la República Bolivariana de Venezuela, la referida Distribución General, la cual conformará para el presente Ejercicio Fiscal la discriminación presupuestaria y estadística del presupuesto del mencionado organismo.

El Consejo Nacional Electoral, se abstendrá de realizar compromisos presupuestarios, hasta tanto el Ejecutivo Nacional decrete la Distribución General señalada en este artículo.

Artículo 13. Previa modificación presupuestaria correspondiente de los créditos presupuestarios del "Programa Social Especial" y para "Cancelación de Compromisos", incluidos en la partida 4.52 "Asignaciones No Distribuidas", del presupuesto de gastos del Ministerio de Finanzas; se faculta al Presidente de la República en Consejo de Ministros para asignar los créditos necesarios a los presupuestos de los organismos ordenadores de compromisos y pagos, que permitan alcanzar el objetivo para el cual fueron asignados dichos créditos presupuestarios.

Capítulo II

De la Administración Descentralizada

Sección Primera

De los Órganos y Entes Descentralizados Funcionalmente Sin Fines Empresariales

Artículo 14. Se consideran como órganos y entes descentralizados funcionalmente sin fines empresariales, los institutos autónomos, las personas jurídicas estatales de derecho público, los servicios autónomos sin personalidad jurídica y las fundaciones, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algunas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando la totalidad de los aportes presupuestarios en un ejercicio, efectuada por una o varias de las personas referidas en el precitado artículo 6, represente el cincuenta por ciento (50%) o más de su presupuesto o que no realicen actividades de producción de bienes y servicios destinados a la venta.

Artículo 15. Una vez promulgada la Ley de Presupuesto, las máximas autoridades de los órganos y entes contemplados en el artículo anterior, ordenarán ajustar sus respectivos presupuestos, los cuales se convierten en el presupuesto definitivo de cada uno de ellos. En cuanto a los egresos equivaldrá a la respectiva Distribución General del Presupuesto de Gastos, de conformidad con la norma que establece los ajustes al Anteproyecto de Presupuesto contenidos en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario, condición sin la cual los organismos ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes de pago correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Artículo 16. A los efectos de cumplir con lo dispuesto en los artículos 59, 127 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos ordenadores de compromisos y pagos de los órganos y entes descentralizados funcionalmente sin fines empresariales, deberán informar dentro de los veinticinco (25) días continuos siguientes a la conclusión de cada trimestre, de los resultados de su ejecución presupuestaria y de su gestión, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional. Del mismo modo, deberán presentar la mencionada información dentro del mismo lapso, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoria Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten cada uno de estos organismos en el ámbito de sus competencias, pudiendo ser dictadas conjuntamente. La Oficina Nacional de Presupuesto, deberá remitir dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, al Presidente de la República, un informe trimestral acumulado de la ejecución presupuestaria del Presupuesto de Gastos de estos organismos, que incluya el resumen de cada uno de ellos, de los Programas y Partidas, comparándola con el Presupuesto aprobado, indicando lo comprometido, causado y pagado. Así mismo, tales organismos deberán presentar los estados financieros certificados por un contador público debidamente colegiado, dentro del primer trimestre del año siguiente al del cierre de cada ejercicio presupuestario.

Artículo 17. Las modificaciones presupuestarias a los presupuestos de los órganos y entes descentralizados funcionalmente sin fines empresariales, se realizaran de acuerdo con las normas contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

Articulo 18. El Consejo Nacional de la Cultura (CONAC) debe presentar a la consideración y aprobación de la Comisión Permanente de Finanzas de la Asamblea Nacional, la desagregación del "Programa Cultural Sector Público", por un monto de Siete Mil Millones de Bolívares (Bs. 7.000.000.000,00) y del "Programa Cultural Sector Privado" por un monto de Cuarenta y Siete Mil Millones de Bolívares (Bs. 47.000.000.000,00), antes del 28 de febrero de 2005, acompañado de los resultados de la ejecución físico-financiera de las asignaciones autorizadas por esta Comisión en el Ejercicio Fiscal 2004. La asignación correspondiente al Área Metropolitana no podrá ser superior al Cuarenta por Ciento (40%) del total del programa. El Sesenta por Ciento (60%) restante debe ser distribuido en las regiones del interior del país. En todo caso, en esta desagregación se debe incorporar una asignación presupuestaria no menor a Seiscientos Millones de Bolívares (Bs. 600.000.000,00) para la Asociación Civil "Orquesta Típica Nacional".

Hasta tanto la Comisión Permanente de Finanzas no apruebe la desagregación de este programa, la Oficina Nacional del Tesoro se abstendrá de dar curso a las órdenes de pago correspondientes.

La Comisión Permanente de Finanzas, dispondrá de quince (15) días hábiles contados a partir de la fecha en que se dé cuenta la desagregación del "Programa Cultural Sector Público" y del "Programa Cultural Sector Privado", en reunión ordinaria, para pronunciarse al respecto. Si transcurrido este lapso, la Comisión Permanente de Finanzas no se hubiere pronunciado, se considerará aprobada la programación presentada por el Consejo Nacional de la Cultura (CONAC).

Artículo 19. Los proyectos de presupuestos de los órganos y entes descentralizados funcionalmente sin fines empresariales, que no fueron incluidos en el Título III de esta Ley, deberán someterse a la consideración del Presidente de la República en Consejo de Ministros para su aprobación, de conformidad con el articulo 69 de la Ley Orgánica de la Administración Financiera del Sector Público, en concordancia con las normas que regulan la formulación de los presupuestos de las Sociedades Mercantiles del Estado y otros entes descentralizados con fines empresariales, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

El Ejecutivo Nacional, por órgano de la Oficina Nacional de Presupuesto, remitirá a la Comisión Permanente de Finanzas de la Asamblea Nacional, dentro de los diez (10) días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia del resumen de los documentos presupuestarios que debieron ser incluidos en el Título III de esta Ley.

Sección Segunda

De las Sociedades Mercantiles del Estado y otros Entes Descentralizados Funcionalmente con Fines Empresariales

Artículo 20. Se regirán por esta sección las sociedades mercantiles señaladas en los numerales 8 y 9 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, en concordancia con el numeral 2 del artículo 7 de la citada Ley.

Artículo 21. Una vez aprobados por el Presidente de la República en Consejo de Ministros, dentro del lapso establecido en el artículo 69 de la Ley Orgánica de la Administración Financiera del Sector Público, los presupuestos de las Sociedades Mercantiles del Estado; la Oficina Nacional de Presupuesto deberá publicar una síntesis de los mismos en la Gaceta Oficial de la República Bolivariana de Venezuela, condición sin la cual estos entes no podrán realizar operaciones de crédito público y los organismos ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes de pago correspondientes a los aportes previstos en esta Ley.

Artículo 22. A los efectos de cumplir con lo dispuesto en los artículos 59, 127 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, las Sociedades Mercantiles del Estado, deberán participar los resultados de su ejecución presupuestaria y de su gestión a la Oficina Nacional de Presupuesto, Oficina Nacional de Contabilidad Pública y a la Superintendencia Nacional de Auditoria Interna, conforme a las instrucciones dictadas por éstas. Así mismo, deberán presentar a la Oficina Nacional de Presupuesto, los estados financieros certificados por un contador público debidamente colegiado, dentro del primer trimestre del año siguiente al del cierre de cada ejercicio presupuestario.

Dichas sociedades remitirán, dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada semestre, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe semestral acumulado de su gestión presupuestaria a nivel de Partidas, comparándola con el Presupuesto.

Artículo 23. Las Sociedades Mercantiles del Estado, que no hayan diseñado y establecido su propio sistema de modificaciones presupuestarias, previsto en el artículo 72 de la Ley Orgánica de la Administración Financiera del Sector Público; se regirán por las Instrucciones que a tales efectos dicte mediante Providencia, la Oficina Nacional de Presupuesto.

DISPOSICIONES COMUNES

Artículo 24. Todos los organismos del sector público encargados de la ejecución de los programas, proyectos y obras contempladas en la Ley Especial de Endeudamiento Anual, deberán presentar en el lapso de treinta (30) días continuos siguientes al final de cada trimestre, a la Contraloría General de la República, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, al Ministerio de Planificación y Desarrollo y a la Oficina Nacional de Presupuesto, un informe trimestral sobre la ejecución física y financiera de las inversiones correspondientes, incluyendo la justificación de las diferencias entre la ejecución programada y la realizada. La Oficina Nacional del Tesoro se abstendrá de tramitar las ordenes de pago por el incumplimiento de la presente norma.

Los responsables en los entes públicos que no remitan la información a que se refiere este artículo serán sancionados por la Contraloría General de la República, con la multa establecida en el artículo 94 de la Ley Orgánica de la Contraloría General de la República y el Sistema del Control Fiscal.

Artículo 25. Los sistemas de modificaciones presupuestarias, contenidos en los manuales de procedimientos, y reprogramaciones de la ejecución del presupuesto de las sociedades mercantiles del Estado, deben ser aprobados por la Oficina Nacional de Presupuesto, previa opinión del organismo de adscripción o de tutela. Si la Oficina Nacional de Presupuesto no se pronuncia en el término de treinta (30) días hábiles, el sistema propuesto se considerará aprobado.

Artículo 26. La constitución de sociedades mercantiles, la suscripción o venta de acciones y la incorporación de nuevos accionistas del sector público, por los organismos del gobierno central, los institutos autónomos y empresas del Estado, así como las fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, requerirán la autorización de la Comisión Permanente de Finanzas de la Asamblea Nacional, excepto cuando estén enmarcadas en procesos de privatización, caso en el cual será aplicable el procedimiento previsto en la Ley de Privatización. Los organismos de adscripción o de tutela correspondientes, deberán tramitar la solicitud acompañada de la exposición de motivos que justifique la operación a realizar, y de los estados financieros básicos de los tres (3) últimos años, cuando sea el caso, a través de la Oficina Nacional de Presupuesto.

La Comisión Permanente de Finanzas de la Asamblea Nacional dispondrá de quince (15) días continuos para decidir, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria de la Comisión. Si transcurrido este lapso la Comisión Permanente de Finanzas no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Se exceptúa de la autorización establecida en este artículo, a Petróleos de Venezuela y sus Filiales (PDVSA), al Fondo Nacional de Desarrollo Urbano (FONDUR), al Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), el Banco de Desarrollo Económico y Social de Venezuela (BANDES), al Banco Industrial de Venezuela (BIV), al Banco Nacional de Ahorro y Préstamo (BANAHP), al Banco Central de Venezuela (BCV), al Banco de Comercio Exterior (BANCOEX), a la Corporación Venezolana de Guayana (CVG); los cuales se sujetarán a lo dispuesto en las leyes y decretos que rigen sus actividades. No obstante, cuando estos organismos tengan créditos autorizados en esta Ley, deberán informar, previamente a la Comisión Permanente de Finanzas de la Asamblea Nacional, de todas las operaciones que estimen efectuar en relación con la constitución de sociedades y suscripción o venta de acciones.

Artículo 27. Los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, así como los servicios autónomos sin personalidad jurídica, deberán informar al correspondiente ministerio de adscripción o de tutela, los contratos celebrados con organismos gubernamentales para la recepción de los servicios básicos por electricidad, gas, agua, aseo urbano y domiciliario, alquileres de edificios y locales y pagos de condominio, de conformidad con la Ley que establece el Régimen para la Conciliación, Compensación y Pagos de Deudas entre Organismos Gubernamentales y entre éstos y los Estados o los Municipios, publicada en la Gaceta Oficial de la República de Venezuela N° 30.800 de fecha 20 de septiembre de 1975, así como los pagos que se hagan en cumplimiento de los respectivos contratos; del mismo modo, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar a las empresas privadas por concepto de los servicios básicos de electricidad, telecomunicaciones, agua y aseo urbano y domiciliario.

Dichos entes remitirán, en el mes de enero, la referida información, acompañada de la autorización correspondiente para que las empresas prestadoras de los servicios antes indicados, cobren la orden de pago que emitirá el ministerio de adscripción o de tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley.

Si a los treinta y un (31) días del mes de julio, los organismos receptores de los servicios básicos señalados en el encabezamiento de este artículo, no han informado a su correspondiente ministerio de adscripción o de tutela de la celebración de los contratos y la cancelación de los servicios convenidos, el ministerio de adscripción o de tutela, se abstendrá de emitir la orden de pago de la transferencia correspondiente, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados para cancelar el servicio recibido.

Los órganos y entes receptores de los servicios en referencia, incluidos aquellos que contraten a empresas privadas, establecerán en los respectivos contratos que al 30 de noviembre, conciliarán el monto cancelado y el real, igualmente preverán que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente, y que en caso contrario, en el mismo lapso, exigirán el reintegro o atribuirán el saldo al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los directores y administradores que incumplan con lo previsto en este artículo.

Artículo 28. En el mes de enero, los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, así como los servicios autónomos sin personalidad jurídica, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar por concepto de cotizaciones patronales, de conformidad con la Ley que rija la materia. Así mismo, remitirán la autorización correspondiente para que el ministerio de adscripción o de tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta que a tal efecto sea designada para depositar las citadas cotizaciones.

Al 30 de noviembre los organismos destinatarios de las órdenes conciliarán el monto cancelado y el real. Si resultare un saldo deudor tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los administradores que incumplan con lo previsto en este artículo.

Artículo 29. En el mes de enero, los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, así como los servicios autónomos sin personalidad jurídica, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar por concepto de cotizaciones patronales al Fondo Especial de Jubilaciones, a que se refiere el Artículo 23 de la Ley del Estatuto Sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios o Empleados de la Administración Pública Nacional, de los Estados y de los Municipios, por concepto de los aportes indicados en el artículo 2 del Reglamento de la citada Ley. Así mismo, remitirán la autorización correspondiente para que el referido Fondo Especial de Jubilaciones cobre la orden de pago que emitirá el ministerio de adscripción o de tutela con cargo a la transferencia asignada al respectivo organismo en esta Ley.

Al 30 de noviembre, los organismos señalados en el presente artículo conciliarán el monto cancelado y el real. Si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien, el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los administradores que incumplan con lo previsto en este artículo.

Capítulo III

De los Estados, del Distrito Metropolitano de Caracas, de los Distritos y de los Municipios

Artículo 30. Sin perjuicio a lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los Gobernadores de Estado, el Alcalde del Distrito Metropolitano de Caracas, así como los Alcaldes de los Distritos y Municipios, enviarán directamente al Ministerio del Interior y Justicia y a la Oficina Nacional de Presupuesto, dentro de los treinta (30) días hábiles siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre su ejecución presupuestaria, de conformidad con las disposiciones técnicas que dicte la Oficina Nacional de Presupuesto. En dicha información, deberán distinguirse los créditos comprometidos y causados por las entidades federales para la ejecución de planes en coordinación con los organismos nacionales para cumplir con lo previsto en la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público. Así mismo, deberá reflejar la información sobre ejecución de los programas financiados con los recursos provenientes de la Ley de Asignaciones Económicas y Especiales para los Estados y el Distrito Metropolitano de Caracas Derivadas de Minas e Hidrocarburos y los provenientes de la Ley que crea el Fondo Intergubernamental para la Descentralización.

Artículo 31. Los Gobernadores de Estado y el Alcalde del Distrito Metropolitano de Caracas enviarán al Ministerio de Salud y Desarrollo Social dentro de los treinta (30) días continuos siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, que contendrá la ejecución física y financiera correspondiente al sector salud y desarrollo social. En dicha información deberán distinguirse los créditos comprometidos, causados y pagados por las entidades federales para el cumplimiento y ejecución de los planes de salud y desarrollo social elaborados coordinadamente con el Ministerio mencionado. Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los dozavos correspondientes a los recursos asignados a los Estados que les fueron transferidas mediante convenio, competencias en materia de salud y desarrollo social.

Capítulo IV

Otras Disposiciones

Artículo 32. Los organismos y entes de la Administración Pública Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos no utilizados durante la ejecución de sus presupuestos en las instituciones financieras reguladas por la Ley General de Bancos y Otras Instituciones Financieras, así como en leyes especiales, en cuentas a nombre de dichas instituciones.

Los responsables del manejo de fondos en avance de los órganos y entes referidos en este artículo, deberán tener en las cuentas corrientes, recursos no utilizados inferiores al treinta por ciento (30%) del monto total depositado en dichas cuentas, y el remanente deberá ser depositado en una cuenta especial a su nombre en el Banco Central de Venezuela, en la medida en que no retrace, interfiera o impida la ejecución física de los programas y actividades, ni el pago oportuno de sus compromisos.

En los casos que se produzcan rendimientos, los organismos de la Administración Central deberán reintegrarlos al Tesoro. Los entes descentralizados, podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas sobre la materia.

Los organismos de la Administración Central y los órganos y entes de la administración descentralizada, quedan obligados a informar en los diez (10) días continuos siguientes al final de cada mes, sobre las condiciones de las colocaciones, sus rendimientos y su utilización a la Oficina Nacional del Tesoro y a la Oficina Nacional de Presupuesto.

La Oficina Nacional del Tesoro, se abstendrá de dar curso a las órdenes de pago de los organismos que no cumplan con esta obligación, debiendo exigir la aplicación de los requisitos de las órdenes de pago de avances contenidos en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Publico, Sobre el Sistema Presupuestario.

Artículo 33. Las máximas autoridades de los organismos ordenadores de compromisos y pagos sujetos a la presente Ley, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir contrataciones colectivas o sectoriales según el caso, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Los órganos y entes que soliciten al Presidente de la República en Consejo de Ministros la autorización de escalas especiales, de conformidad con la norma que rige la materia, deberán acompañar a su solicitud, como requisito indispensable para la aprobación, una certificación expedida por la Oficina Nacional de Presupuesto, donde conste que cuentan con créditos presupuestarios para su implantación.

Igualmente, los directorios, máximas autoridades o quienes representen acciones o participaciones del Estado en entes descentralizados con o sin fines empresariales, no podrán suscribir contrataciones colectivas o sectoriales según el caso, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

En todo caso, las convenciones colectivas que envuelvan erogaciones que afecten a otros ejercicios presupuestarios además del vigente, deberán ser aprobadas por el Presidente de la República en Consejo de Ministros, de conformidad con el artículo 527 de la Ley Orgánica del Trabajo.

La Contraloría General de la República, aplicará las sanciones legales a los directores y administradores que incumplan con lo previsto en este artículo.

Artículo 34. De conformidad con lo establecido en los artículos 27 y 62 de la Ley que establece el Impuesto al Valor Agregado, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.999, de fecha 11 de agosto de 2004, la alícuota del Impuesto al Valor Agregado, durante el Ejercicio Fiscal año 2005, será del quince por ciento (15%), sin perjuicio de lo establecido en los artículos 61 y 63 de la referida ley, salvo en los casos de las importaciones y ventas de bienes y las prestaciones de servicios, efectuadas en el territorio del Puerto Libre del Estado Nueva Esparta, en la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná del Estado Falcón, en la Zona Libre Cultural, Científica y Tecnológica del Estado Mérida, en el Puerto Libre de Santa Elena de Uairén y en la Zona Franca Industrial, Comercial y de Servicios Atuja (ZOFRAT), de conformidad con lo establecido en su Ley de creación; los cuales están exentos del mencionado impuesto. Así mismo, de conformidad a lo establecido en el numeral 1 del artículo 2 de la Ley que crea el Fondo Intergubernamental para la Descentralización, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.066 de fecha 30 de octubre de 2000, se destinará a dicho Fondo un porcentaje no inferior al quince por ciento (15%) del monto recaudado por concepto de este impuesto.

De conformidad con el numeral 3 del artículo 48 de la Ley Orgánica de Hidrocarburos, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.323 de fecha 13 de noviembre de 2001, la alícuota de Impuestos de Consumo General durante el Ejercicio Fiscal 2005, será del treinta por ciento (30%).

Artículo 35. Las denominaciones de los organismos ordenadores de compromisos y pagos que se creen o modifiquen por aplicación de los instrumentos jurídicos que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional por órgano de la Oficina Nacional de Presupuesto, para realizar las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

Presupuesto de Ingrersos y Gastos y Operaciones de Financiamiento de la República

TITULO II

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO DE LA REPÚBLICA

Artículo 36.- Se aprueba la estimación de los Ingresos y Fuentes de Financiamiento de la República para el Ejercicio Fiscal 2005, en la cantidad de **SESENTA Y NUEVE BILLONES TRESCIENTOS VEINTISEIS MIL QUINIENTOS VEINTIDOS MILLONES SEISCIENTOS DIECISEIS MIL DOSCIENTOS CUARENTA Y SIETE BOLÍVARES (Bs. 69.326.522.616.247).**

A. INGRESOS CORRIENTES	**54.558.076.409.988**
A.1. ORDINARIOS	**51.644.176.409.988**
1. PETROLEROS	**26.133.346.034.000**
1.1. TRIBUTARIOS	**9.685.734.584.000**
– IMPUESTO SOBRE LA RENTA OPERADORAS Y COMERCIALIZADORAS	8.964.000.000.000
– IMPUESTO SOBRE LA RENTA OTRAS FILIALES Y PDVSA (CASA MATRIZ)	721.734.584.000
1.2. NO TRIBUTARIOS	**16.447.611.450.000**
– INGRESOS EMPRESARIALES Y DE LA PROPIEDAD	**16.447.611.450.000**
* RENTA DE HIDROCARBUROS	**13.615.611.450.000**
EXPLOTACIÓN DEL PETRÓLEO	13.173.813.970.000
EXPLOTACIÓN DEL GAS	261.797.480.000
IMPUESTO SUPERFICIAL	180.000.000.000
* DIVIDENDOS DE PDVSA	2.832.000.000.000
2. NO PETROLEROS	**25.510.830.375.988**
2.1. TRIBUTARIOS	**24.976.778.708.408**
– IMPUESTO SOBRE LA RENTA	**5.427.848.600.000**
* HIERRO	32.306.200.000
* OTROS MINERALES	2.585.400.000
* OTRAS ACTIVIDADES	5.392.957.000.000
– IMPUESTOS SOBRE LA PROPIEDAD	**1.982.545.400.000**
* IMPUESTO SOBRE HERENCIAS, LEGADOS Y REGALOS	**55.421.000.000**
SOBRE SUCESIONES, DONACIONES Y DEMÁS RAMOS CONEXOS	55.421.000.000
* IMPUESTO SOBRE LAS TRANSACCIONES FINANCIERAS Y DE CAPITAL	**1.927.124.400.000**
IMPUESTO AL DÉBITO BANCARIO	1.927.124.400.000
– IMPUESTO SOBRE EL COMERCIO Y LAS TRANSACCIONES INTERNACIONALES	**2.860.070.700.000**
* IMPUESTO DE IMPORTACIÓN	**2.860.070.700.000**
IMPORTACIÓN ORDINARIA	2.859.405.666.617
IMPORTACIÓN DE BULTOS POSTALES	665.033.383
– IMPUESTOS INTERNOS SOBRE BIENES Y SERVICIOS	**14.706.314.008.408**

* IMPUESTOS GENERALES SOBRE VENTAS E IMPUESTOS SELECTIVOS A LA PRODUCCIÓN Y AL CONSUMO DE BIENES	**14.697.627.008.408**
IMPUESTO AL VALOR AGREGADO (NETO)	13.197.506.000.000
LICORES	375.739.563.408
CIGARRILLOS	665.438.000.000
FÓSFOROS	1.370.000.000
GASOLINA PARA VEHÍCULOS	106.595.485.000
DERIVADOS DEL PETRÓLEO	184.536.300.000
IMPUESTOS DE TELECOMUNICACIONES	166.441.660.000
* OTROS IMPUESTOS	**8.687.000.000**
APUESTAS LÍCITAS DE CASINOS, SALAS DE JUEGO Y MÁQUINAS TRAGANÍQUELES	**8.687.000.000**
IMPUESTO A LAS APUESTAS LÍCITAS DE CASINOS Y SALAS DE BINGO	3.310.874.742
EXPLOTACIÓN DE MESAS DE JUEGOS DE CASINOS Y MÁQUINAS TRAGANÍQUELES	5.376.125.258
2.2. NO TRIBUTARIOS	**534.051.667.580**
– INGRESOS EMPRESARIALES Y DE LA PROPIEDAD	**16.372.119.010**
* RENTA MINERA	**15.798.700.000**
EXPLOTACIÓN DEL HIERRO	6.234.100.000
EXPLOTACIÓN DE OTROS MINERALES	9.564.600.000
* ARRENDAMIENTO DE BIENES NACIONALES	**272.058.031**
* VENTA DE PUBLICACIONES OFICIALES	**301.360.979**
– TASAS	**431.815.365.629**
* SERVICIOS DE ADUANA	**252.359.000.000**
SERVICIOS DE ADUANAS	245.481.671.364
HABILITACIÓN DE ADUANAS	2.231.539.613
DERECHOS DE ALMACENAJE	4.645.755.940
CORRETAJE DE BULTOS POSTALES	33.083
* SERVICIO DE CAPITANÍA DE PUERTOS	**357.207.330**
DERECHOS DE PILOTAJE	201.172.897
SERVICIO DE REMOLCADORES	145.644.811
HABILITACION DE REMOLCADORES	8.245.053
HABILITACIÓN DE CAPITANÍA DE PUERTOS	2.029.224
OTROS SERVICIOS DE CAPITANÍA DE PUERTOS	115.345
* SERVICIO DE TELECOMUNICACIONES	**7.388.780.000**
* SERVICIO DE RIEGO Y DRENAJE	**1.394.612**
* BANDAS DE GARANTÍA, CÁPSULAS Y SELLOS	**1.513.436.591**
* SERVICIO DE TRANSPORTE	**1.723.775.790**
DERECHOS DE AVIACIÓN Y NAVEGACIÓN	1.703.345.790
DERECHOS DE TRÁNSITO TERRESTRE	20.430.000
* TIMBRES FISCALES	**150.370.639.020**
* SERVICIOS SOCIALES Y ADMINISTRATIVOS	**18.101.132.286**
– MULTAS POR VARIOS RAMOS	**42.009.226.922**
– DIVERSOS	**43.854.956.019**
* INTERESES POR DEMORA	29.802.299.845
* REPAROS DE LA CONTRALORIA GENERAL DE LA REPUBLICA	100.076.862
* INGRESOS VARIOS	13.952.579.312

A.2. EXTRAORDINARIOS	**2.913.900.000.000**
1. NO PETROLEROS	**2.913.900.000.000**
1.1. NO TRIBUTARIOS	**2.913.900.000.000**
– UTILIDADES NETAS SEMESTRALES DEL BCV	2.913.900.000.000
B. FUENTES DE FINANCIAMIENTO	**14.768.446.206.259**
B.1. DISMINUCIÓN DE ACTIVOS FINANCIEROS	**198.860.822.826**
1. REINTEGRO DE FONDOS CORRESPONDIENTES A EJERCICIOS ANTERIORES	**198.860.822.826**
– EFECTUADOS POR CUENTADANTES	198.860.822.826
B.2. INCREMENTO DE PASIVOS FINANCIEROS	**14.569.585.383.433**
1. LEY ESPECIAL DE ENDEUDAMIENTO ANUAL PARA EL EJERCICIO FISCAL DEL AÑO 2005	**14.569.585.383.433**
– PROGRAMAS Y PROYECTOS	**6.121.351.853.433**
ASAMBLEA NACIONAL	**1.202.002.000**
Centro Global para el Desarrollo Legislativo, la Educación y la Participación Ciudadana	203.360.000
Inversión en la Plataforma Tecnológica de la Asamblea Nacional	726.300.000
Sistema de Seguridad del Palacio Federal Legislativo	145.280.000
Rehabilitación y Adecuación Estructural del Museo Bolivariano de la Asamblea Nacional	25.500.000
Restauración y Remodelación del Edificio Anexo de la Antigua Corte Suprema de Justicia	36.000.000
Obras del Palacio Federal Legislativo	46.062.000
Obras Edificio Antigua Sede de la Corte Suprema de Justicia	19.500.000
MINISTERIO DE FINANZAS	**1.866.695.710.947**
Proyecto de Modernización SENIAT III	335.775.000
Programa de Reforma y Gestión de las Finanzas Públicas	14.344.227.842
Financiamiento del proyecto rayos X, Aduana	43.000.000.000
Programa Social Especial	1.300.000.000.000
Maquinarias Agrícolas II	4.347.897.410
Suministro de Equipamiento Agrícola II	29.897.133.473
Programa de Maquinaria Iraní	1.935.000.000
Maquinarias Agrícolas III	2.580.000.000
Modernización de la producción del Maíz	6.772.500.000
Modernización de la producción del Maíz y otros rubros prioritarios V	3.225.000.000
Importación Maquinarias Agrícolas	21.887.000.000
Financiamiento Directo a las PYMI	14.563.392.629
Censo Económico (Registro de Unidades Económicas)	6.301.382.534
Consolidación del Parque Industrial de San José de Guanipa - Municipio Guanipa - Estado Anzoátegui	189.760.255
Consolidación del Parque Industrial del Tocuyo - Municipio Morán - Estado Lara	72.070.417
Desarrollo del Parque Industrial de Cabudare - Municipio Palavecino - Estado Lara	28.920.700
Sistema Nacional de Asistencia Técnica	15.650.687
Apoyo a la Pequeña y Mediana Empresa	17.200.000.000
Programa de Inversión para las Entidades Estadales, Municipios y Otras Instituciones	400.000.000.000
MINISTERIO DE LA DEFENSA	**483.277.921.318**
Proyectos del Ministerio de la Defensa	479.338.261.318
Plan de recuperación estratégica de los sistemas de sensores, comunicaciones y armas de la defensa aérea	3.939.660.000

MINISTERIO DE EDUCACION Y DEPORTES	**27.784.906.258**
Complejo Deportivo Velódromo Teo Capriles	2.189.910.000
Estadio Nacional Brígido Iriarte	665.795.000
Plan Especial de Construcción de Aulas de Preescolar y Rehabilitación de Escuelas Bolivarianas - Segunda Etapa	645.000.000
Reactivación de Escuelas Técnicas Industriales	9.719.422.505
Fortalecimiento y Modernización de Escuelas Técnicas	3.700.371.794
Plan Especial Rehabilitación de Escuelas Bolivarianas y Construcción de Aulas de Preescolar, III Etapa	3.048.852.547
Rehabilitación de 750 Escuelas Bolivarianas, II etapa	3.355.464.260
Instalación de mil (1.000) Centros Bolivarianos de Informática y Telemática (CBIT)	4.460.090.152
MINISTERIO DEL TRABAJO	**4.099.674.099**
Proyecto Integral de los Servicios de Consolidación de la Red de Telecomunicaciones del Ministerio del Trabajo	406.651.000
Recuperación del Patrimonio del INCRET	1.662.810.000
Desarrollo del Modelo Integral "Nueva Justicia Administrativa del Trabajo"	214.558.495
Incremento de la capacidad institucional de INPSASEL de acuerdo a la normativa legal vigente en el área, respondiendo a la demanda efectiva de trabajadores y trabajadoras de la República Bolivariana de Venezuela	233.670.527
Dotación de catorce (14) Plantas Generadoras de Oxigeno para uso Médico	287.944.982
Construcción de veinte (20) unidades para el servicio de Hemodiálisis a ser instalados en los Centros Hospitalarios pertenecientes al I.V.S.S.	1.020.000.000
Reactivación de la Red Logística (Rehabilitación de las Proveedurías de Oriente y Occidente)	42.236.465
Construcción de un Sistema Integrado de Extracción, Potabilización y Almacenamiento de Agua Potable para consumo Humano. En ocho Centros Hospitalarios del I.V.S.S.	231.802.630
MINISTERIO DE ENERGIA Y MINAS	**195.332.603.717**
Conversión a Gas Planta Centro CADAFE	25.522.865.000
Desarrollo Uribante Caparo	26.987.337.500
Planta Hidroeléctrica Masparro	29.885.000.000
Recuperación y Repotenciación de Unidades de Turbogas	23.423.175.000
Ampliación del Sistema de Transmisión en 230 KV ENELCO	4.696.834.100
Expansión Parque de Generación ENELBAR	10.816.887.397
Reestructuración Represa Borde Seco Fase II	16.595.361.090
Línea de Transmisión de 230 KV	54.313.301.354
Consolidación de la Red de Distribución de CADAFE y sus Empresas Filiales	2.116.377.000
Ampliación Red de Transmisión Región Occidental del Estado Zulia	230.400.000
Adaptación a las Normas de Calidad del Servicio Eléctrico y Reglamento de Servicio	288.165.276
Fortalecimiento Institucional del MEM - FUNDELEC	228.000.000
Adecuación e Implantación del Sistema de Información del Sector Eléctrico	45.000.000
Mejoramiento del Servicio Eléctrico Nacional	152.400.000
Desarrollo y Optimización del Servicio Eléctrico Nacional	31.500.000
MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES	**524.793.625.425**
Manejo del Sistema Nacional de Parques	6.500.000.000
Rehabilitación y Saneamiento Agua Potable en el Estado Lara	9.600.000.000
Rehabilitación del Sistema Hidráulico de los Andes	4.300.000.000
Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	42.550.000.000
Atención Acueductos Rurales y Poblaciones Menores	10.500.000.000

Ampliación de Acueductos y Cloacas del Estado Miranda	5.800.000.000
Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes	3.359.375.000
Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	51.734.159.950
Sistema de Saneamiento y Tratamiento de Aguas Servidas Maracaibo Norte	20.000.000.000
Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional	17.838.540.950
Abastecimiento de agua Potable y Saneamiento Península de la Guajira	4.300.000.000
Rehabilitación del Sistema de Agua Potable a nivel Nacional	15.300.000.000
Rehabilitación y Saneamiento del recurso agua, Edo. Nueva Esparta Fase III	9.600.000.000
Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Cumaná Carúpano)	9.160.000.000
Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	6.779.340.000
Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	17.550.000.000
Reparación y Reconstrucción Presa El Guapo	15.050.000.000
Saneamiento Integral Cuenca Río Tuy, Estado Miranda	7.812.500
Saneamiento Integral del Estado Miranda	8.857.771.768
Saneamiento del Litoral Central del Estado Vargas	7.000.000.000
Saneamiento Ambiental Integral Litoral Occidental	5.000.000.000
Saneamiento Ambiental del Lago de Valencia	12.523.750.000
Acueducto Bolivariano del Estado Falcón	90.000.000.000
Saneamiento del Estado Falcón	9.500.000.000
Saneamiento de la Vela de Coro	4.300.000.000
Sistema Falconiano II	8.336.050.000
Saneamiento Integral del Estado Lara	10.750.000.000
Saneamiento Ambiental del Estado Barinas	6.000.000.000
Saneamiento Río Motatán	1.000.000.000
Saneamiento Ambiental Delta Amacuro	2.000.000.000
Desarrollo Embalse Dos Bocas	2.000.000.000
Plan Nacional para la Protección de Cauces y Protección de Márgenes	6.838.165.950
Colector Playa (Puerto La Cruz)	3.000.000.000
Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes, Anzoátegui y Aragua)	8.239.958.319
Sistema Taguaza Tuy IV Acueducto Metropolitano	2.900.000.000
Aprovechamiento Presa El Pilar, Carúpano, Estado Sucre	6.450.000.000
Nuevo Acueducto de Maracaibo - El Diluvio	12.125.000.000
Implementación y puesta en marcha del Plan Nacional de Residuos y Desechos	210.000.000
Laboratorio de Referencia para Detección de Organismos Genéticamente Modificados (OMG´S)	1.071.376.254
Fortalecimiento de los Laboratorios Ambientales del MARN	210.000.000
Transporte, Tratamiento y Disposición Final de Desechos de Plaguicidas Almacenados en el Cenizo, Edo. Trujillo	2.731.936.344
Sistemas Ecológicos de Venezuela	3.203.400.000
Centro de Recuperación de Fauna Silvestre y Acuática	267.620.000
Proyecto de Gestión Ambiental	200.000.000
Actualización y Elaboración de Planes Ambientales y Territoriales	1.000.000.000
Sistema de Tratamiento Ciudad Ojeda	2.120.000.000
Desarrollo del Sistema de Información Geográfica para la Gestión Territorial del Sector Gubernamental.	1.072.310.050
Plan de Manejo de Programa de Conservación de las Cuencas de los Ríos Carinicuao y Manzanares (Edo. Sucre) y Cuenca del Río Huegue (Edo. Falcón) Primera Fase.	330.000.000
Rehabilitación, Fortalecimiento Institucional y Apoyo a la Transferencia de los Servicios de Agua Potable y Saneamiento a Nivel Nacional	250.000.000
Ampliación del Sistema de Agua Potable Clavellinos, Edo. Nueva Esparta y Sucre.	2.048.700.000

Saneamiento Ambiental Integral Estado Guárico	1.000.000.000
Sistema de Generación no Convencional al Archipiélago Los Roques	350.000.000
Gestión Integral de los Recursos Hídricos en las Cuencas de los Ríos Guárico, Tocuyo, Pereño y Caura.	400.000.000
Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	400.000.000
Mejora, Construcción y Ampliación de la Sede del MARN	150.000.000
Programa Nacional de Gerencia Ambiental II	3.000.000.000
Aprovechamiento Integral Cuenca Río Motatán, Estado Trujillo	2.150.000.000
Reconstrucción del Sistema de cloacas Vargas (Los Roques)	679.400.000
Embalse Puerto Maya Litoral Central Estado Vargas	6.450.000.000
Rehabilitación de embalses a nivel Nacional	4.300.000.000
Plan Nacional de Desechos Sólidos	10.048.958.340
Saneamiento Ambiental Integral Lago de Maracaibo	24.400.000.000
MINISTERIO PUBLICO	**13.686.236.768**
Modernización del Ministerio Público	13.686.236.768
MINISTERIO DEL INTERIOR Y JUSTICIA	**228.555.290.825**
Construcción de Centro Penitenciario (Marihuanta)	55.269.994.100
Dotación y Equipamiento del Sistema Carcelario	48.708.570.350
Seguridad y Convivencia Ciudadana	49.174.260.350
Programa Reforma del Sistema de Justicia Penal	54.372.331.496
Construcción y Rehabilitación de Centros Penitenciarios (Barcelona)	1.168.740.000
Construcción y Rehabilitación de Centros Penitenciarios (Vargas)	826.245.000
Construcción y Rehabilitación de Centros Penitenciarios (Rodeo)	1.510.590.000
Construcción y Rehabilitación de Centros Penitenciarios (Yare)	1.635.075.000
Construcción y Rehabilitación de Centros Penitenciarios (Táchira)	163.133.937
Construcción y Rehabilitación de Centros Penitenciarios (PGV)	202.518.011
Dotar a los organismos integrantes de la Organización Nacional de Protección Civil y Administración de Desastres. (Direcciones Municipales, Cuerpos de Bomberos, Organizaciones Voluntarias)	14.818.363.831
Construcción y Rehabilitación de Centros Penitenciarios (Apure)	705.468.750
MINISTERIO DE LA PRODUCCION Y EL COMERCIO	**4.225.470.760**
Fortalecimiento de las Capacidades Institucionales de FONDOIN	3.125.191.551
Sensibilización y Capacitación para la Participación Turística	884.429.209
Suscripción de acciones de Venezuela Industrial, S.A. (VENINSA)	120.000.000
Adecuación de la plataforma física y tecnológica para la prestación de servicio público de valor agregado de propiedad intelectual, a los sectores gubernamentales productivos y de investigación.	64.800.000
Modernización y Adecuación de las Instalaciones para la Formación Universitaria Turística	31.050.000
MINISTERIO DE INFRAESTRUCTURA	**1.658.705.981.415**
Modernización de Aeropuertos Control de Tráfico Aéreo	23.423.175.000
Hospital Oncológico "Luis Razetti"	5.850.000.000
Caracas Mejoramiento de Barrios (CAMEBA)	50.314.680.722
Metro de Maracaibo	7.170.250.000
Línea IV - Tramo Capuchinos – Plaza Venezuela	4.305.296.611
Línea III - Tramo El Valle - La Rinconada	166.458.541.453
Inversiones Operativas	31.230.900.000
Transporte Superficial	10.930.810.700

Extensión Línea III	15.615.450.000
Primera Etapa de la Línea I del Metro de Valencia	29.025.000.000
Proyecto "Nuevo Programa para Finalizar Ferrocarril Caracas - Tuy Medio I y II Etapa"	140.539.050.000
Proyecto "2da Etapa del Sistema Ferroviario de la Región Central Tramo Puerto Cabello - La Encrucijada"	311.922.000.000
Proyecto "Programa de Ferrocarriles " (Plan Ferroviario)	258.000.000.000
Programa de Gestión y Conservación de la Red Vial Principal (Vial III)	254.573.873.348
Autopista Gran Mariscal de Ayacucho (Autop. de Oriente)	13.166.868.750
Metro Los Teques	38.700.000.000
Programa de Inversión PRODUZCA	1.725.968.486
Línea IV Tramo I	44.746.919.741
Fin línea III Valle La Rinconada	58.050.000.000
Metro de Valencia Línea II Construcción obras civiles	48.375.000.000
Sistema de transporte Edo. Mérida	3.325.933.449
Universidad Centro Occidental "Lisandro Alvarado"	116.100.000
Universidad Nacional Abierta	70.500.000
Universidad Nacional Experimental de Guayana	118.500.000
Hospital Agua Blanca (30 camas)	105.000.000
Construcción de 1.000 Viviendas en el Desarrollo Urbanístico "Llanos de Monay" en el Estado Trujillo	1.134.000.000
Mejoramiento del Sistema de Señalización de los Canales de Navegación Lago de Maracaibo y Río Orinoco.	166.562.400
Adquisición de dos (2) unidades de hidrografía para ser utilizadas en los canales de navegación del Lago de Maracaibo y Río Orinoco.	777.600.000
Recuperación de las profundidades de diseño del canal de navegación del río Orinoco.	861.000.000
Modificaciones y modernización de la "Draga Guayana".	361.920.000
Recuperación Integral de Taludes en el canal del Lago de Maracaibo (Fase II).	341.568.000
Adquisición de una draga mediana autopropulsada de tolva para ser utilizada en el desarrollo del Eje Orinoco Apure.	1.152.000.000
Adquisición de una lancha para transporte de pasajeros para ser utilizada en el canal de navegación del Lago de Maracaibo.	46.080.000
Adquisición de una lancha para transporte de pasajeros para ser utilizada en el canal de navegación del río Orinoco.	46.080.000
Adquisición de un buque multipropósito para ser utilizado en los canales de navegación del Lago de Maracaibo y del río Orinoco.	460.800.000
Mejoras al Muelle flotante de la División Base Caicara de la Gerencia Canal del Orinoco.	10.008.000
Segunda etapa de la línea 1 del Metro de Valencia	8.288.442.000
Tercera etapa de la línea 1 del Metro de Valencia	66.816.000
Complemento FASP 2005	15.145.212.083
Plan de Construcción Masivo de Viviendas	15.145.212.083
Misión Vivienda	15.145.212.083
Programa Nacional de Transporte Urbano II Etapa (PNTU II)	1.612.500.000
Sistema Nacional de Prevención y Lucha Contra Derrames de Hidrocarburos y Otras Sustancias Contaminantes (Art. 94, Ley General de Marinas y Actividades Conexas, G.O. 37.570 de fecha 14/11/2002)	330.898.437
Construcción de Puertos Públicos de uso Comercial	928.800.000
Construcción de Puerto Fluvial en el eje Orinoco-Apure	2.322.000.000
Recuperación de siete (7) puertos públicos a lo largo del país	7.313.760.000
Refracción, Equipamiento y Remodelación de Oficinas Postales	150.000.000
Adquisición Flota de Vehículos	167.325.000
Dotación Equipos Correo	86.903.715

Descentralización Informática y Automatización de las Oficinas Postales	22.622.400
Remodelación y Ampliación de la Sede del Servicio Coordinado de Transporte del Ejecutivo Nacional (S.A.T.A.)	54.000.000
Equipamiento de cinco (05) motores para las aeronaves del parque aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (S.A.T.A.)	82.237.500
Modernización de equipos de aviónica y navegación a las naves adscritas al Servicio Coordinado de Transporte del Ejecutivo Nacional (S.A.T.A.) debido a la obsolescencia de los mismos.	70.950.000
Modificación del Sistema de acondicionado de aire de las aeronaves del parque aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (S.A.T.A.)	12.900.000
Acondicionamiento interno y pintura externa de las aeronaves del parque aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (S.A.T.A.)	35.136.000
Av. La Costanera Barcelona	839.790.000
Av. Pampatar - La Asunción Juan Griego Edo. Nva. Esparta	509.550.000
Carretera San Fernando Puerto Páez	503.745.000
Catedral de Maracaibo (I etapa)	4.532.454
Ambientación urbanística de Miraflores	64.500.000.000
Construcción y rehabilitación de acueductos y cloacas rurales (SAVIR)	2.150.000.000
MINISTERIO DE PLANIFICACION Y DESARROLLO	**659.090.139.662**
Proyectos de Transmisión CVG EDELCA	39.038.625.000
Línea V Producción de Aluminio CVG ALCASA	23.423.175.000
Programa de Inversiones (CVG EDELCA)	46.846.350.000
Programa de Reconstrucción Social en el Estado Vargas (CORPOVARGAS)	4.371.268.200
Proyecto de Prevención de Desastres (CORPOVARGAS)	9.137.315.100
Reconstrucción de las Obras de Control de Torrentes del Río San Julián (Programa de Cooperación Financiera Hispano-Venezolano) (CORPOVARGAS)	9.369.270.000
Tercer Puente Sobre el Río Orinoco (CVG)	32.250.000.000
Programa Zonas Especiales de Desarrollo Sustentable (ZEDES)	215.546.561.282
Equipo Electromecánico Caruachi (CVG-EDELCA)	24.388.455.103
Proyecto Hidroeléctrico Caruachi (CVG-EDELCA)	167.225.050.401
Caruachi (CVG-EDELCA)	11.926.130.001
Proyecto Hidroeléctrico Caruachi (CVG-EDELCA)	10.548.709.539
Central Termoeléctrica CVG-EDELCA	1.929.795.563
Puente Sobre el Río Caroní Caruachi (CVG-EDELCA)	1.935.000.000
Proyectos de Desarrollo de la Red de CVG Telecomunicaciones TELECOM	1.958.400.000
Reactivación de CABELUM	283.852.800
Fábrica y Ensamblaje de Tractores Agrícolas VENIRAN TRACTOR	739.031.728
Adecuación Ambiental y Tecnológica de la Mina Colombia Caratal	1.038.000.000
Adecuación Ambiental y Tecnológica de la Mina Perú	230.400.000
VI Línea de Reducción de Aluminio CVG-Venalum C.A.	13.628.021.556
Proyecto Planta de Alúmina Caicara	460.800.000
Proyecto Siderúrgico Qualimetal	288.000.000
Planta de Cemento Cerro Azul Edo. Monagas	2.880.000.000
Proyecto Planta de Tubos	172.396.800
Plantaciones Forestales con Pino Caribe y Eucalipto, sobre una superficie de 120.000 Ha.	645.312.843
Establecimiento de 4.002 ha de Plantaciones Forestales, con Eucalipto, en Sector Norte, de la Unidad de Manejo CVG-Imataca, Municipio Casacoima, Estado Delta Amacuro.	44.829.150
Programa de Desarrollo Forestal del Oriente de Venezuela en su tercera fase. PRODEFOR III	516.266.336

Adecuación Tecnológica de los Procesos de Desarrollo. Manejo y Protección de Plantaciones Forestales de Pino Caribe al sur de los Edos. Anzóategui y Monagas	781.788.375
Puesta en Marcha de la Unidad de Aprovechamiento y Transporte de Madera Pino Caribe	43.350.966
Ampliación de la Capacidad de Aprovechamiento Forestal y Transporte de Madera de Pino	516.000.000
Planta de Secado de Madera Aserrada de Pino Caribe	55.424.011
Ampliación de la Capacidad de Secado de Madera Aserrada de Pino Caribe	166.272.060
Construcción de la Ampliación de la Planta de Tratamiento de Agua Potable "Macagua"	510.000.000
Construcción del Sistema de Acueducto para el Sector Oeste de Puerto Ordaz	1.248.000.000
Construcción de la Ampliación del Acueducto de Upata	86.400.000
Sistema de Manejo de Desechos Industriales	172.800.000
Proyecto Turístico Pesquero La Zorra (Programa de Reconstrucción y Otras Obras para el Desarrollo del Estado Vargas.)	120.000.000
Proyecto Construcción y Dotación de Módulos para la Promoción y Desarrollo Social y Económico de las Comunidades del Estado Vargas (a nivel parroquial) (programa de reconstrucción y otras obras para el desarrollo del Estado Vargas.)	135.000.000
Estudios, Proyectos y Capacitación de Mano de Obra (Programa de Reconstrucción y Otras Obras para el Desarrollo del Estado Vargas.)	131.700.000
Proyecto Control de Torrentes en la Quebrada Curucutí Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	295.500.000
Proyecto Control de Torrentes en el Río Piedra Azul Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	572.700.000
Proyecto Control de Torrentes en la Quebrada Osorio Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	31.800.000
Proyecto Control de Torrentes en la Quebrada Camuri Chico Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	105.000.000
Proyecto Control de Torrentes en el Río Mamo Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	30.000.000
Proyecto Control de Torrentes en la Quebrada Río El Cojo Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	75.000.000
Proyecto Control de Torrentes en el Río Camurí Grande y Limpiezas de Cauces de la Parroquia Naiguatá Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	549.930.000
Proyecto de Protección y Descargas Costeras en el tramo Osorio-Guanape Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	96.210.000
Proyecto Control de Torrentes en el Río Cerro Grande Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	602.880.000
Proyecto Consolidación de Costas Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	112.500.000
Proyecto Saneamiento Integral Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	690.000.000
Proyecto de Sistema de Aguas Blancas Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	92.700.000
Proyecto de Infraestructura Vial Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	612.600.000
Ejecución de Expropiaciones. Programa de Obras y Saneamiento Ambiental para el Estado Vargas.	233.400.000
Proyecto de Identificación y Promoción de Oportunidades de Inversión en la Fachada Caribeña del Estado Vargas Programa de Desarrollo Socioeconómico	92.250.000
Proyecto Complejo Turístico Artesanal Camurí Chico Programa de Desarrollo Socioeconómico	75.000.000
Proyecto Productivo Agrícola y Pesquero Autogestionario (PPAPA) Programa de Desarrollo Socioeconómico	161.887.500
Proyecto de Fortalecimiento en Gestión de Riesgo Programa de Desarrollo Socioeconómico	126.000.000
Programa Impulso y Fortalecimiento de la Actividad Industrial (ZEDES)	812.166.048

Programa de Equipamiento y Maquinaria Agrícola (ZEDES)	1.834.474.062
Programa de Fortalecimiento y Modernización del Instituto Nacional de Estadística	225.390.238
Central Hidroeléctrica de Tocoma (CVG-EDELCA)	21.500.000.000
Facilidad para la Preparación y Ejecución de Proyectos	5.375.000.000
MINISTERIO DE CIENCIA Y TECNOLOGIA	**144.363.874.973**
Proyecto de Iniciativa Científica del Milenio	856.244.853
Programa de Tecnología Agrícola	20.759.301.995
Segundo Programa de Ciencia y Tecnología	122.550.000.000
Proyecto de Desarrollo Agropecuario Hungría - Inia	198.328.125
MINISTERIO DE SALUD Y DESARROLLO SOCIAL	**33.448.162.593**
Fortalecimiento y Modernización del Sector Salud	13.863.974.000
Programa de Apoyo al Centro de Acción Social por la Música	1.602.521.664
Programa de Apoyo a las Iniciativas y Gestión de las Organizaciones de la Sociedad Civil (PAIS)	7.901.369.367
Fortalecimiento de la Red de Servicios de Salud del Distrito Metropolitano de Caracas	8.600.000.000
Programa Casa de la Mujer	691.625.000
Programa de Fortalecimiento a la Gestión Comunitaria	317.110.062
Programa de Comunidades Saludables	471.562.500
MINISTERIO DE AGRICULTURA Y TIERRAS	**17.666.734.701**
Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural / Unidades Integrales de Acopio Pesquero	7.166.665.950
Prevención y control de la mosca de la fruta	1.132.099.529
Prevención y control de la Sigatoka negra y Hereque	1.198.949.000
Erradicación de la fiebre aftosa	3.000.000.000
Prevención y control de la encefalitis equina	1.600.000.000
Programa Consolidado de la Pesca Artesanal y Acuicultura Rural / Cooperativismo - Capacitación - Asistencia Técnica.	180.694.377
Innovación del ordenamiento pesquero y de la acuicultura para garantizar la participación de las comunidades en la seguridad alimentaria.	45.000.000
Dotación de un laboratorio artesanal, para la producción de post larvas del camarón blanco (Litopenaeus schmitti), con fines de población en las Lagunas El Gran Eneal y Cocinetas del Estado.	9.000.000
Instalación de Granjas de Cultivo de Ostras en los Estados Sucre y Nueva Esparta.	23.040.000
Instalación de granjas comunitarias de cultivo de artemia en zonas inhóspitas de los Estados Sucre, Nueva Esparta y Falcón.	34.560.000
Instalación de granjas de cultivo de mejillón en los Estados Sucre y Nueva Esparta.	36.000.000
Granja Comunitaria de camarón en la Península de Araya	42.300.000
Repoblamiento de embalses	44.280.000
Formulación y Establecimiento de Proyectos Agroproductivos	1.698.732.600
Regulación y Titulación de la Tenencia de la Tierra	239.310.000
Censo e Inventario de Aguas con Fines de Uso Agrario	284.937.000
Programa Fronterizo	150.000.000
Comunidades Indígenas	75.000.000
Proyecto Sistema de Riego a partir del reuso de Aguas Tratadas en la Planta Sur de Maracaibo	542.486.755
Prevención y Control de la Rabia Bovina	27.000.000
Control y Erradicación de la Brucelosis Animal	45.000.000

Prevención y Control de la Cochinilla Rosada	26.376.900
Prevención y Control de la Broca del Café	51.680.190
Prevención y Control del Gusano de la Piña	13.622.400
MINISTERIO DE EDUCACION SUPERIOR	**1.816.649.422**
Dotación de Transporte Estudiantil	1.562.885.038
Dotación y equipamiento de la Nueva Sede del Litoral de la Universidad Simón Bolívar (Estado Vargas)	217.545.936
Sistematización de los Procesos Administrativos del MES – ICUS	36.218.448
MINISTERIO DE COMUNICACIÓN E INFORMACION	**31.313.793.043**
Proyecto Expansión en Radiodifusión de Amplitud Modulada Radio Nacional de Venezuela	331.910.727
Proyecto Expansión en Radiodifusión de Onda Corta Radio Nacional de Venezuela	169.241.875
Proyecto Expansión y Mantenimiento de la Rotativa Imprenta Nacional y Gaceta Oficial (Complejo Editorial Simón Rodríguez)	11.462.640.441
Proyecto de adecuación tecnológica básica, C.A. VTV	19.350.000.000
MINISTERIO PARA LA ECONOMIA POPULAR	**197.559.632.859**
Proyecto de Desarrollo de Cadenas agroproductivas en la Región de Barlovento	4.976.144.900
Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo	18.481.266.700
Construcción de Sistemas de Riego en Fundos Zamoranos	29.741.663.800
Proyecto de Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	10.369.046.509
Sistema de Riego Río Tiznado. Edo. Guárico	3.791.165.950
Rehabilitación Sistema de Riego Río Guárico	1.200.345.000
Construcción de grandes y medianos sistemas de riego	129.000.000.000
MINISTERIO DE ALIMENTACION	**27.733.442.648**
Recuperación de los frigoríficos inactivos	3.000.000.000
Instalación de Plantas Procesadoras de Maíz	6.716.999.771
Instalación de Plantas Procesadoras de Productos Lácteos	3.359.375.000
Mantenimiento y conservación de la capacidad instalada de las plantas de silos	342.697.470
Instalación y recuperación de las plantas empaquetadoras y frutícolas	570.546.000
Construcción e implementación de tres (3) Plantas de Alimentos Balanceados para Animales (ABA)	764.667.187
Construcción e Implementación de dos (2) Plantas Productoras de Aceites y Grasas	495.494.518
Construcción e implementación de tres (3) Plantas Procesadoras de Semillas Certificadas	406.364.062
Reactivación de diez (10) Centrales de Beneficio de Café	281.084.374
Reactivación de tres (3) Plantas Torrefactoras de Café	145.823.648
Construcción e implementación de tres (3) Centros de Recría	572.343.750
Construcción e implementación de dos (2) Plantas Procesadoras de Pastas Alimenticias	445.156.249
Construcción e implementación de dos (2) Plantas Beneficiadoras de Arroz	572.343.750
Construcción e implementación de tres (3) Granjas Reproductoras Avícolas	305.250.000
Construcción e implementación de tres (3) Incubadoras Avícolas	476.953.125
Construcción e implementación de tres (3) Plantas de Beneficio Avícolas	763.125.000
Construcción e implementación de cuatro (4) Mataderos Semi industriales	406.999.999
Construcción e implementación de tres (3) Centros de Producción de Controladores Biológicos	114.468.750
Construcción e implementación de dos (2) Plantas productoras de Abono Orgánico	95.390.625

Creación de una (1) Empresa de Servicios	1.030.234.370
Construcción e implementación de cuatro (4) Plantas procesadoras de productos cárnicos	763.125.000
Central Azucarero Bolivariano Río Cojedes	6.105.000.000
COLOCACIÓN DE TÍTULOS Y VALORES	**8.448.233.530.000**
– Servicio de la Deuda Pública	8.348.233.530.000
– Cancelación de Compromisos	100.000.000.000
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**69.326.522.616.247**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS DE LA REPÚBLICA

Artículo 37: Acuérdense los créditos presupuestarios por la cantidad de SESENTA Y NUEVE BILLONES TRESCIENTOS VEINTISÉIS MIL QUINIENTOS VEINTIDOS MILLONES SEISCIENTOS DIECISEIS MIL DOSCIENTOS CUARENTA Y SIETE BOLÍVARES CON 00/100 (Bs. 69.326.522.616.247,00), asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
A. GASTOS CORRIENTES	**48.318.041.140.169**
A.1. GASTOS DE CONSUMO	13.795.980.005.456
A.2. RENTA DE LA PROPIEDAD	9.697.795.167.275
A.3. TRANSFERENCIAS CORRIENTES	24.307.824.203.339
A.4. RECTIFICACIONES	516.441.764.099
B. GASTOS DE CAPITAL	**15.328.952.272.280**
B.1. INVERSIÓN DIRECTA	1.628.814.738.011
B.2. TRANSFERENCIAS DE CAPITAL	13.547.931.969.658
B.3. ADQUISICIÓN DE TÍTULOS Y VALORES	152.205.564.611
C. APLICACIONES FINANCIERAS	**5.679.529.203.798**
C.1. DISMINUCIÓN DE PASIVOS FINANCIEROS	5.679.529.203.798

Artículo 38. Acuérdense el monto total de los créditos presupuestarios para cada organismo ordenador de compromisos y pagos, de acuerdo con la distribución siguiente:

ORGANISMOS		BOLÍVARES
01	Asamblea Nacional	210.086.902.000
02	Contraloría General de la República	93.070.500.000
03	Consejo Nacional Electoral	376.263.900.000
06	Ministerio de Relaciones Exteriores	336.303.600.000
07	Ministerio de Finanzas	18.790.867.143.864
08	Ministerio de la Defensa	3.357.314.321.318
10	Ministerio de Educación y Deportes	8.172.901.136.344
13	Ministerio del Trabajo	3.830.483.174.099
16	Ministerio de Energía y Minas	367.072.103.717
17	Ministerio del Ambiente y de los Recursos Naturales	798.291.010.225
21	Tribunal Supremo de Justicia	1.381.326.728.200
23	Ministerio Público	343.814.536.768
25	Procuraduría General de la República	31.393.900.000
26	Ministerio del Interior y Justicia	12.737.163.164.647
27	Ministerio de la Producción y el Comercio	67.453.782.560
28	Ministerio de Infraestructura	3.338.483.148.340
29	Ministerio de Planificación y Desarrollo	2.826.594.290.222
30	Ministerio de Ciencia y Tecnología	539.551.853.523
31	Ministerio de Salud y Desarrollo Social	3.992.106.932.187
32	Defensoría del Pueblo	31.804.900.000
33	Vicepresidencia de la República	34.170.600.000
34	Ministerio de Agricultura y Tierras	327.871.966.884
35	Ministerio de Educación Superior	5.201.355.370.382
36	Ministerio de Comunicación e Información	220.582.893.043
37	Presidencia de la República	141.156.900.000
38	Consejo Moral Republicano	2.977.000.000
39	Superintendencia Nacional de Auditoria Interna	19.854.900.000
40	Ministerio para la Economía Popular	586.494.890.327
41	Ministerio de Alimentación	653.269.303.498
	Rectificaciones al Presupuesto	516.441.764.099
	TOTAL GASTOS FISCALES	**69.326.522.616.247**

01. Asamblea Nacional

ASAMBLEA NACIONAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

De conformidad con el Artículo 187 de la Constitución Nacional de la República Bolivariana de Venezuela, le corresponde a la Asamblea Nacional las siguientes atribuciones:

- Legislar en materias de competencia nacional y sobre el funcionamiento de las distintas ramas del Poder Nacional.
- Proponer enmiendas y reformas a la Constitución de la República, en los términos establecidos en la misma.
- Ejercer funciones de control sobre el Gobierno y la Administración Pública Nacional en los términos consagrados en la Constitución y la Ley.
- Discutir y aprobar el Presupuesto Nacional y todo Proyecto de Ley concerniente al Régimen Tributario y al Crédito Público.
- Autorizar créditos adicionales al presupuesto.
- Aprobar las líneas generales del Plan de Desarrollo Económico y Social de la Nación, que serán presentadas por el Ejecutivo Nacional en el transcurso del tercer trimestre del primer año de cada período constitucional.
- Acordar y ejecutar su presupuesto de gastos, tomando en cuenta las limitaciones financieras del país.
- Organizar su servicio de seguridad interna.
- Ejecutar las resoluciones concernientes a su funcionamiento y organización administrativa.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Formación, discusión y aprobación de Leyes	Ley Sancionada	52	209.459.840.000
Recuperación de Sedes	Sede Recuperada	4	627.062.000
TOTAL			**210.086.902.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Poder Legislativo	209.459.840.000
02	Coordinación de Gestión Interna	627.062.000
	TOTAL	**210.086.902.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	121.797.535.410
	– Recursos Ordinarios	116.100.015.410
	– Otras Fuentes de Financiamiento	5.697.520.000
4.02	Materiales y Suministros	2.935.548.127
	– Recursos Ordinarios	2.935.548.127
4.03	Servicios no Personales	23.082.188.720
	– Recursos Ordinarios	21.082.188.720
	– Otras Fuentes de Financiamiento	2.000.000.000
4.04	Activos Reales	4.541.534.339
	– Recursos Ordinarios	3.339.532.339
	– Programas y Proyectos	1.202.002.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.500.000.000
	– Recursos Ordinarios	1.500.000.000
4.07	Transferencias	56.230.095.404
	– Recursos Ordinarios	56.230.095.404
	TOTAL	**210.086.902.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.986	35.401.299.792
- Directivo	313	10.554.075.072
- Parlamentario	479	9.667.625.064
- Profesional y Técnico	175	3.275.126.208
- Personal Administrativo	435	6.315.309.456
- Personal Médico	4	52.418.256
- Obrero	580	5.536.745.736
Personal Contratado	489	8.689.708.452
- Empleado	489	8.689.708.452
TOTAL	**2.475**	**44.091.008.244**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	721.788
II	321.236 - 371.236		
III	371.237 - 421.237	297	1.425.600.000
IV	421.238 - 471.238	19	100.095.228
V	471.239 - 521.239	8	48.106.776
VI	521.240 - 571.240	7	46.697.124
VII	571.241 - 621.241	106	752.231.160
VIII	621.242 - 671.242	45	349.062.144
IX	671.243 - 721.243	254	2.140.602.468
X	721.244 - 771.244	154	1.372.857.912
XI	771.245 - 821.245	21	198.107.988
XII	821.246 - 871.246	52	526.107.228
XIII	871.247 - 921.247	20	216.794.916
XIV	921.248 - 971.248	72	808.055.172
XV	971.249 - 1.021.249	130	1.565.138.880
XVI	1.021.250 - 1.071.250	31	390.241.716
XVII	1.071.251 Y MAS	1.258	34.150.587.744
	TOTAL	**2.475**	**44.091.008.244**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2005
A0926	Servicio Autónomo de Información Legislativa (SAIL)	185.452.100

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	23.160.559.679
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	23.160.559.679
4.07	99	01	00	Transferencias Corrientes Diversas	23.160.559.679
				- S1513 Instituto de Previsión Social del Parlamento	22.505.432.859
				- S1514 Preescolar de la Asamblea Nacional	226.926.820
				- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	228.200.000
				- S1531 Fondo de Activos, Instalación Física y de Equipos de la Cámara del Servicio a sus Asambleístas	100.000.000
				- S1532 Fondo de Contratación Colectiva y Remuneraciones Parlamentarias	100.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	9.392.736.131
4.07	03	00	00	Transferencias al Exterior	9.392.736.131
4.07	03	99	00	Otras Transferencias al Exterior	9.392.736.131
				- I0088 Parlamento Indígena Venezolano.	229.160.000
				- I0122 Parlamento Amazónico.	138.330.200
				- I0203 Oficina Parlamento Latinoamericano-Grupo Parlamentario Venezolano	5.789.393.033
				- I0204 Parlamento Andino	3.130.852.898
				- I0211 Unión Interparlamentaria Mundial	105.000.000

PROGRAMA: 01 Poder Legislativo

UNIDAD EJECUTORA: Coordinación de Gestión Interna

Velar por el cumplimiento de la misión y las funciones encomendadas al Poder Legislativo Nacional, en la Constitución de la República Bolivariana de Venezuela y de más leyes de la República.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Formación, Difusión y Aprobación de Leyes	Ley Sancionada	52	209.459.840.000
TOTAL			**209.459.840.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	121.797.535.410
	– Recursos Ordinarios	116.100.015.410
	– Otras Fuentes de Financiamiento	5.697.520.000
4.02	Materiales y Suministros	2.935.548.127
	– Recursos Ordinarios	2.935.548.127
4.03	Servicios no Personales	23.082.188.720
	– Recursos Ordinarios	21.082.188.720
	– Otras Fuentes de Financiamiento	2.000.000.000
4.04	Activos Reales	3.914.472.339
	– Recursos Ordinarios	2.839.532.339
	– Programas y Proyectos	1.074.940.000
	• Centro Global para el Desarrollo Legislativo, la Educación y la Participación Ciudadana	203.360.000
	• Inversión en la Plataforma Tecnológica de la Asamblea Nacional	726.300.000
	• Sistema de Seguridad del Palacio Federal Legislativo	145.280.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.500.000.000
	– Recursos Ordinarios	1.500.000.000
4.07	Transferencias	56.230.095.404
	– Recursos Ordinarios	56.230.095.404
	TOTAL	**209.459.840.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.986	35.401.299.792
- Directivo	313	10.554.075.072
- Parlamentario	479	9.667.625.064
- Profesional y Técnico	175	3.275.126.208
- Personal Administrativo	435	6.315.309.456
- Personal Médico	4	52.418.256
- Obrero	580	5.536.745.736
Personal Contratado	489	8.689.708.452
- Empleado	489	8.689.708.452
TOTAL	**2.475**	**44.091.008.244**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	185.452.100
4.07	01	00	00	Transferencias Corrientes Internas	185.452.100
4.07	01	02	00	Transferencias Corrientes al Sector Público	185.452.100
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	185.452.100
				- A0926 Servicio Autónomo de Información Legislativa (SAIL)	185.452.100
				• Recursos Ordinarios	185.452.100

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	23.160.559.679
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	23.160.559.679
4.07	99	01	00	Transferencias Corrientes Diversas	23.160.559.679
				- S1513 Instituto de Previsión Social del Parlamento	22.505.432.859
				• Recursos Ordinarios	22.505.432.859
				- S1514 Preescolar de la Asamblea Nacional	226.926.820
				• Recursos Ordinarios	226.926.820
				- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	228.200.000
				• Recursos Ordinarios	228.200.000
				- S1531 Fondo de Activos, Instalación Física y de Equipos de la Cámara del Servicio a sus Asambleístas	100.000.000
				• Recursos Ordinarios	100.000.000
				- S1532 Fondo de Contratación Colectiva y Remuneraciones Parlamentarias	100.000.000
				• Recursos Ordinarios	100.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	9.392.736.131
4.07	03	00	00	Transferencias al Exterior	9.392.736.131
4.07	03	99	00	Otras Transferencias al Exterior	9.392.736.131
				- I0088 Parlamento Indígena Venezolano.	229.160.000
				• Recursos Ordinarios	229.160.000
				- I0122 Parlamento Amazónico.	138.330.200
				• Recursos Ordinarios	138.330.200
				- I0203 Oficina Parlamento Latinoamericano - Grupo Parlamentario Venezolano	5.789.393.033
				• Recursos Ordinarios	5.789.393.033
				- I0204 Parlamento Andino	3.130.852.898
				• Recursos Ordinarios	3.130.852.898
				- I0211 Unión Interparlamentaria Mundial	105.000.000
				• Recursos Ordinarios	105.000.000

PROGRAMA: 02 Coordinación de Gestión Interna

UNIDAD EJECUTORA: Coordinación de Gestión Interna

Procurar el adecuado mantenimiento y conservación de la Sede del Palacio Federal Legislativo, el cual tiene un elevado valor Histórico para la Nación, así como la rehabilitación y adecuación del Museo Bolivariano de la Asamblea Nacional, Reestructuración y Remodelación del Edificio Anexo de la Antigua Corte Suprema De Justicia y Edificio Antigua Sede de la Corte Suprema de Justicia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Recuperación de Sedes	Sede Recuperada	4	627.062.000
TOTAL			**627.062.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.04	Activos Reales	627.062.000
	– Recursos Ordinarios	500.000.000
	– Programas y Proyectos	127.062.000
	• Rehabilitación y Adecuación Estructural del Museo Bolivariano de la Asamblea Nacional	25.500.000
	• Restauración y Remodelación del Edificio Anexo de la Antigua Corte Suprema de Justicia	36.000.000
	• Obras del Palacio Federal Legislativo	46.062.000
	• Obras Edificio Antigua Sede de la Corte Suprema de Justicia	19.500.000
	TOTAL	**627.062.000**

PROYECTO: 01 Reparación de la Sede del Palacio Federal Legislativo

UNIDAD EJECUTORA: Dirección de Servicios Generales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.04	Activos Reales	627.062.000
	– Recursos Ordinarios	500.000.000
	– Programas y Proyectos	127.062.000
	• Rehabilitación y Adecuación Estructural del Museo Bolivariano de la Asamblea Nacional	25.500.000
	• Restauración y Remodelación del Edificio Anexo de la Antigua Corte Suprema De Justicia	36.000.000
	• Obras del Palacio Federal Legislativo	46.062.000
	• Obras Edificio Antigua Sede de la Corte Suprema de Justicia	19.500.000
	TOTAL	**627.062.000**

Resumen de Obras (En millones de Bs.)

Organismo: 01 ASAMBLEA NACIONAL
Programa: 02 COORDINACION DE GESTION INTERNA
Subprograma:
Proyecto: 01 OBRAS DEL PALACIO FEDERAL LEGISLATIVO
Partida: 4.04.02.99.00 OTRAS CONSERVACIONES, AMPLIACIONES Y MEJORAS

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
DF-0001	RECUPERACIÓN DEL PALACIO FEDERAL LEGISLATIVO	2005	2005	I	1-SEDE RECUPERADA	500,00		500,00		500,00				500,00			500,00			0,0	100,0	0,0	0,0
DF-0002	REHABILITACION Y ADECUACION ESTRUCTURAL DEL MUSEO BOLIVARIANO DE LA ASAMBLEA NACIONAL	2005	2007	I	1-SEDE RECUPERADA	1.300,00			25,50	25,50	1.274,50					25,50	25,50	900,00	374,50	0,0	1,96	69,23	28,81
DF-0003	RESTAURACIÓN Y REMODELACION DEL EDIFICIO ANEXO DE LA ANTIGUA CORTE SUPREMA DE JUSTICIA	2005	2007	I	1-SEDE RECUPERADA	1.560,00			36,00	36,00	1.524,00					36,00	36,00	1.000,00	524,00	0,0	3,00	64,10	32,90
DF-0004	OBRAS DEL PALACIO FEDERAL LEGISLATIVO	2005	2007	I	1-SEDE RECUPERADA	4.790,00			46,06	46,06	4.743,94					46,06	46,06	1.900,00	2.843,94	0,0	3,00	39,67	57,33
DF-0005	OBRAS EDIFICIO ANTIGUA SEDE DE LA CORTE SUPREMA DE JUSTICIA	2005	2007	I	1-SEDE RECUPERADA	2.155,00			19,50	19,50	2.135,50					19,50	19,50	900,00	1.235,50	0,0	3,00	41,76	55,24
	TOTALES					10.305,00		500,00	127,06	627,06	9.677,94			500,00		127,06	627,06	4.700,00	4.977,94				

02. Contraloría General de la República

CONTRALORÍA GENERAL DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Contraloría General de la República, órgano del Poder Ciudadano especializado en el control, vigilancia y fiscalización de los ingresos, gastos y bienes del Estado Venezolano, dotado de autonomía funcional, administrativa y organizativa y de potestades para combatir la corrupción administrativa y para fomentar la eficacia, la ética, la probidad, la transparencia, la legalidad y la participación ciudadana en la salvaguarda del patrimonio público, orientará la política presupuestaria para el ejercicio fiscal 2005 a la consecución de los objetivos institucionales definidos en concordancia con su misión.

En tal sentido durante el año 2005 continuará las acciones propias del Organismo Contralor en el campo del control fiscal, mediante la Auditoria de Estado, el fortalecimiento del cuerpo normativo y técnico del Sistema Nacional de Control Fiscal, la determinación de responsabilidades por actos, hechos u omisiones que afecten el patrimonio público y la aplicación de sanciones. Además de las diversas estrategias para la prevención y lucha contra la corrupción y la impunidad, entre las cuales se encuentran la focalización de la acción de control en áreas de interés estratégico nacional, la atención de las denuncias de particulares y los planteamientos y solicitudes de los órganos del Poder Público.

Las acciones en referencia demandan mayor fortalecimiento institucional, en especial el incremento de la competitividad laboral de los funcionarios, de su capacitación técnica y su nivel de profesionalización; la actualización y optimización de la plataforma tecnológica y la ampliación y mejora de las instalaciones de la Institución.

En el contexto planteado, el Proyecto de Presupuesto de Gastos para el año 2005 del Organismo Contralor asciende a bolívares 93.070,5 millones, de los cuales el 48,78% esta destinado a Gastos de Personal, el 22,24% a Gastos Operativos y el 28,98% para gastos por concepto de personal jubilado y pensionado. Esta distribución ha sido estructurada para cubrir los siguientes requerimientos:

- Política salarial para mantener el poder adquisitivo de los funcionarios del Organismo.
- Viáticos para el personal que lleva a cabo el plan de fiscalización anual del Organismo.
- Abonos mensuales de las prestaciones sociales de antigüedad del personal a generarse durante el año 2005.
- Jubilaciones y pensiones otorgadas por la Institución de acuerdo con la normativa vigente.
- Mantenimiento y mejoras de las instalaciones físicas.
- Fortalecimiento de los sistemas de información del Organismo.
- Fortalecimiento del proceso de capacitación y desarrollo del personal de la Contraloría.
- Asesoría profesional y mantenimiento de equipos, maquinarias y mobiliario.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Vigilancia, Fiscalización y Control	Actuación	3.000	93.070.500.000
TOTAL			**93.070.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Control Fiscal	93.070.500.000
	TOTAL	**93.070.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	45.402.703.037
	- Recursos Ordinarios	41.973.003.037
	- Otras Fuentes de Financiamiento	3.429.700.000
4.02	Materiales y Suministros	1.816.175.000
	- Recursos Ordinarios	1.816.175.000
4.03	Servicios no Personales	11.074.214.375
	- Recursos Ordinarios	11.074.214.375
4.04	Activos Reales	3.337.773.750
	- Recursos Ordinarios	3.337.773.750
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	684.000.000
	- Recursos Ordinarios	684.000.000
4.07	Transferencias	30.755.633.838
	- Recursos Ordinarios	30.755.633.838
	TOTAL	**93.070.500.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.001	14.642.548.076
- Directivo	30	3.140.747.241
- Profesional y Técnico	580	7.893.276.019
- Personal Administrativo	291	2.671.008.912
- Personal Docente	13	151.124.688
- Personal de Investigación	1	16.947.216
- Obrero	86	769.444.000
Personal Fijo a Tiempo Parcial	2	14.826.240
- Personal Médico	2	14.826.240
Personal Contratado	20	220.080.000
- Empleado	20	220.080.000
TOTAL	**1.023**	**14.877.454.316**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238		
V	471.239 - 521.239		
VI	521.240 - 571.240		
VII	571.241 - 621.241	62	458.947.840
VIII	621.242 - 671.242	62	479.284.000
IX	671.243 - 721.243	142	1.208.702.144
X	721.244 - 771.244	10	89.128.000
XI	771.245 - 821.245	193	1.895.673.728
XII	821.246 - 871.246	1	10.296.000
XIII	871.247 - 921.247	20	220.080.000
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249		
XVI	1.021.250 -1.071.250	268	3.427.085.376
XVII	1.071.251 Y MAS	265	7.088.257.228
	TOTAL	**1.023**	**14.877.454.316**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2005
A0398	Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Dr. Gumersindo Torres" (COFAE)	400.000.000
A0416	Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)	2.358.000.000
	TOTAL	**2.758.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias.	994.000.000
4.07	01	00	00	Transferencias Corrientes Internas.	994.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado.	994.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas.	15.000.000
				S0312 - Cruz Roja de Venezuela.	5.000.000
				S0756 - Hospital San Juan de Dios.	5.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	5.000.000
4.07	01	01	14	Subsidios a Centros de Empleados.	974.000.000
				S0321 - Asociación Civil Parque Recreacional el Encantado.	974.000.000
4.07	01	01	16	Subsidios a Entidades Religiosas.	5.000.000
				S1299 - Subsidios Diversos.	5.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	33.250.000
4.07	03	00	00	Transferencias al Exterior	33.250.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	33.250.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	33.250.000
				I0115 - Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS)	28.000.000
				I0116 - Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI)	5.250.000

PROGRAMA: 01 CONTROL FISCAL

UNIDAD EJECUTORA: Contraloría General de la República

El control fiscal es la actividad principal de la Contraloría General de la República, el cual tiene previsto para el año 2005, continuar las acciones propias del Organismo Contralor en este campo, mediante la auditoría del Estado, el fortalecimiento del cuerpo normativo y técnico del Sistema Nacional de Control Fiscal, la determinación de responsabilidades por actos, hechos u omisiones que afecten el patrimonio público y la aplicación de sanciones. Además de las diversas estrategias para la prevención y lucha contra la corrupción y la impunidad, entre las cuales se encuentran la focalización de la acción de control en áreas de interés estratégico nacional, la atención de las denuncias de particulares y los planteamientos y solicitudes de los órganos del Poder Público.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Vigilancia, fiscalización y Control	Actuación	3.000	93.070.500.000
TOTAL			**93.070.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	45.402.703.037
	- Recursos Ordinarios	41.973.003.037
	- Otras Fuentes de Financiamiento	3.429.700.000
4.02	Materiales y Suministros	1.816.175.000
	- Recursos Ordinario	1.816.175.000
4.03	Servicios no Personales	11.074.214.375
	- Recursos Ordinarios	11.074.214.375
4.04	Activos Reales	3.337.773.750
	- Recursos Ordinarios	3.337.773.750
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	684.000.000
	- Recursos Ordinarios	684.000.000
4.07	Transferencias	30.755.633.838
	- Recursos Ordinarios	30.755.633.838
	TOTAL	**93.070.500.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.001	14.642.548.076
- Directivo	30	3.140.747.241
- Profesional y Técnico	580	7.893.276.019
- Personal Administrativo	291	2.671.008.912
- Personal Docente	13	151.124.688
- Personal de Investigación	1	16.947.216
- Obrero	86	769.444.000
Personal Fijo a Tiempo Parcial	2	14.826.240
- Personal Médico	2	14.826.240
Personal Contratado	20	220.080.000
- Empleado	20	220.080.000
TOTAL	**1.023**	**14.877.454.316**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	2.758.000.000
4.07	01	00	00	Transferencias Corrientes Internas	2.758.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	2.758.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	2.758.000.000
				A0398 - Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Dr. Gumersindo Torres" (COFAE)	400.000.000
				- Recursos Ordinarios	400.000.000
				A0416 - Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República	2.358.000.000
				- Recursos Ordinarios	2.358.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	994.000.000
4.07	01	00	00	Transferencias Corrientes Internas	994.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	994.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	15.000.000
				S0312 - Cruz Roja de Venezuela.	5.000.000
				• Recursos Ordinarios	5.000.000
				S0756 - Hospital San Juan de Dios.	5.000.000
				• Recursos Ordinarios	5.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	5.000.000
				• Recursos Ordinarios	5.000.000
4.07	01	01	14	Subsidios a Centros de Empleados	974.000.000
				S0321 - Asociación Civil Parque Recreacional el Encantado.	974.000.000
				• Recursos Ordinarios	974.000.000
4.07	01	01	16	Subsidios a Entidades Religiosas	5.000.000
				S1299 - Subsidios Diversos	5.000.000
				• Recursos Ordinarios	5.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	33.250.000
4.07	03	00	00	Transferencias al Exterior	33.250.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	33.250.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	33.250.000
				I0115 - Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	28.000.000
				• Recursos Ordinarios	28.000.000
				I0116 - Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	5.250.000
				• Recursos Ordinarios	5.250.000

03. Consejo Nacional Electoral

CONSEJO NACIONAL ELECTORAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Presupuesto del Consejo Nacional Electoral para el año 2005 se fundamenta en el fortalecimiento del Poder Electoral, de acuerdo al mandato constitucional y a lo dispuesto en la Ley Orgánica del Poder Electoral. Esta última establece objetivos específicos generadores de gasto corriente y de inversión, los cuales deben cumplirse dentro del lapso del próximo ejercicio fiscal.

Conformar e instalar la comisión interinstitucional, integrada por un (1) representante del Ministerio del Interior y de Justicia, un (1) representante del Ministerio de Salud y Desarrollo Social y uno (1) del Consejo Nacional Electoral, a los fines de ordenar la competencia y el funcionamiento en materia de Registro del Estado Civil de las personas.

Por su carácter estratégico, y en el marco de la reestructuración institucional que se ha iniciado, las máximas autoridades del organismo consideran prioritario atender los aspectos relacionados con la optimización del aparato electoral; el desarrollo del recurso humano y el fortalecimiento institucional, como premisas para el cumplimiento de su misión constitucional, la cual es: organizar, administrar, dirigir y vigilar los Procesos Electorales para cargos de representación popular y los Referendos. Además organizar las Elecciones de Sindicatos, Gremios Profesionales y Organizaciones Políticas y, a solicitud, de la sociedad civil, fundamentando todos sus actos en la preservación de la voluntad soberana del pueblo, expresada a través del voto.

De igual manera, la institución define su visión a través del Poder Político, capaz de asegurar la excelencia de la organización y ejecución de los Procesos Electorales y de Referendos, proyectando una imagen institucional sólida que garantiza la legitimidad de origen de los Poderes Públicos de representación popular; que define e identifica la democracia como sistema de conducción política del estado; que es eficaz, imparcial y transparente en el ejercicio de la administración electoral; confiable en la preservación del voto como expresión soberana del pueblo y cercana al elector, estimulando su participación voluntaria en el hecho electoral.

Todo ello dentro de un clima de alto grado de competencia técnica y solvencia ética, elevada motivación, sentido de pertenencia, orgullo y satisfacción del personal; óptimas condiciones ambientales e instrumentales para el trabajo; en un ambiente de innovación tecnológica en las áreas de informática, comunicaciones y sistemas de información; que lo posicionan en primer plano en la competitividad administrativa del Sector Público.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Comicios Electorales	Población Electoral	14.245.615	321.896.453.816
Supervisión, Coordinación y Planificación del Registro Civil y Electoral	Población Electoral	14.245.615	5.963.422.696
Supervisión y Control de Procesos Electorales y Referendos	Población Electoral	14.245.615	46.874.922.643
Supervisión y Control de la Participación Política y Financiamiento	Población Electoral	14.245.615	1.529.100.845
TOTAL			**376.263.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividad Central	321.896.453.816
02	Registro Civil y Electoral	5.963.422.696
03	Desarrollo de Procesos Electorales y Referendos	46.874.922.643
04	Participación Política y Financiamiento	1.529.100.845
	TOTAL	**376.263.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	223.948.600.004
	- Recursos Ordinarios	223.948.600.004
4.02	Materiales y Suministros	16.702.679.783
	- Recursos Ordinarios	16.702.679.783
4.03	Servicios no Personales	47.409.355.386
	- Recursos Ordinarios	41.212.100.213
	- Otras Fuentes de Financiamiento	6.197.255.173
4.04	Activos Reales	11.374.000.000
	- Recursos Ordinarios	11.374.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.668.264.827
	- Otras Fuentes de Financiamiento	7.668.264.827
4.07	Transferencias	69.161.000.000
	- Recursos Ordinarios	69.161.000.000
	TOTAL	**376.263.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.921	40.287.128.482
- Directivo	377	17.036.723.252
- Profesional y Técnico	786	16.295.880.170
- Personal Administrativo	487	4.844.737.310
- Obrero	271	2.109.787.750
Personal Contratado	3.660	23.928.692.604
- Empleado	3.618	23.631.534.264
- Obrero	42	297.158.340
TOTAL	**5.581**	**64.215.821.086**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1.768	2.204.288.352
II	321.236 - 371.236	48	192.384.000
III	371.237 - 421.237	400	1.938.998.400
IV	421.238 - 471.238	-	
V	471.239 - 521.239	690	3.965.794.800
VI	521.240 - 571.240	177	1.195.226.270
VII	571.241 - 621.241	139	971.055.860
VIII	621.242 - 671.242	57	434.426.182
IX	671.243 - 721.243	149	1.240.872.512
X	721.244 - 771.244	82	730.292.048
XI	771.245 - 821.245	44	420.428.773
XII	821.246 - 871.246	275	2.859.771.655
XIII	871.247 - 921.247	93	1.003.461.002
XIV	921.248 - 971.248	34	386.117.593
XV	971.249 - 1.021.249	63	758.231.971
XVI	1.021.250 - 1.071.250	42	531.415.414
XVII	1.071.251 Y MAS	1.520	45.383.056.254
	TOTAL	**5.581**	**64.215.821.086**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	01	00	00	Transferencias Corrientes Internas	450.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	450.000.000
4.07	01	01	14	Subsidios a Centros de Empleados	50.000.000
				- S1266 Subsidios a Centros de Empleados	50.000.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	200.000.000
				- S1327 Subsidios a Organismos Laborales y Gremiales	200.000.000
4.07	01	01	17	Subsidios a Entidades Deportivas y Recreativas de Carácter Privado	200.000.000
				- S1299 Subsidios Diversos	200.000.000

PROGRAMA: 01 Actividad Central

UNIDAD EJECUTORA: Dirección General de Administración y Finanzas

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Comicios Electorales	Población Electoral	14.245.615	321.896.453.816
TOTAL			**321.896.453.816**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	215.648.600.000
	- Recursos Ordinarios	215.648.600.000
4.02	Materiales y Suministros	4.492.543.378
	- Recursos Ordinarios	4.492.543.378
4.03	Servicios no Personales	13.552.045.611
	- Recursos Ordinarios	13.552.045.611
4.04	Activos Reales	11.374.000.000
	- Recursos Ordinarios	11.374.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.668.264.827
	- Otras Fuentes de Financiamiento	7.668.264.827
4.07	Transferencias	69.161.000.000
	- Recursos Ordinarios	69.161.000.000
	TOTAL	**321.896.453.816**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.921	40.287.128.482
- Directivo	377	17.036.723.252
- Profesional y Técnico	786	16.295.880.170
- Personal Administrativo	487	4.844.737.310
- Obrero	271	2.109.787.750
Personal Contratado	757	15.628.692.600
- Empleado	715	15.331.534.260
- Obrero	42	297.158.340
TOTAL	**2.678**	**55.915.821.082**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	450.000.000
4.07	01	00	00	Transferencias Corrientes Internas	450.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	450.000.000
4.07	01	01	14	Subsidios a Centros de Empleados	50.000.000
				- S1266 Subsidios a Centros de Empleados	50.000.000
				• Recursos Ordinarios	50.000.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	200.000.000
				- S1327 Subsidios a Organismos Laborales y Gremiales	200.000.000
				• Recursos Ordinarios	200.000.000
4.07	01	01	17	Subsidios a Entidades Deportivas y Recreativas de Carácter Privado	200.000.000
				- S1299 Subsidios Diversos.	200.000.000
				• Recursos Ordinarios	200.000.000

PROGRAMA: 02 Registro Civil y Electoral

UNIDAD EJECUTORA: Comisión de Registro Civil y Electoral

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Supervisión Coordinación y Planificación del Registro Civil y Electoral	Población Electoral	14.245.615	5.963.422.696
TOTAL			**5.963.422.696**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	2.300.000.004
	- Recursos Ordinarios	2.300.000.004
4.02	Materiales y suministros	665.513.448
	- Recursos Ordinarios	665.513.448
4.03	Servicios no personales	2.997.909.244
	- Recursos Ordinarios	1.641.709.461
	- Otras Fuentes de Financiamiento	1.356.199.783
	TOTAL	**5.963.422.696**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Contratado	491	2.300.000.004
- Empleado	491	2.300.000.004
TOTAL	**491**	**2.300.000.004**

PROGRAMA: 03 Desarrollo de Procesos Electorales y Referendos

UNIDAD EJECUTORA: Junta Nacional Electoral

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Dirección Supervisión y Control de Procesos Electorales y Refrendos	Población Electoral	14.245.615	46.874.922.643
TOTAL			**46.874.922.643**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	6.000.000.000
	- Recursos Ordinarios	6.000.000.000
4.02	Materiales y suministros	10.874.592.455
	- Recursos Ordinarios	10.874.592.455
4.03	Servicios no personales	30.000.330.188
	- Recursos Ordinarios	25.159.274.798
	- Otras Fuentes de Financiamiento	4.841.055.390
	TOTAL	**46.874.922.643**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Contratado	2.412	6.000.000.000
- Empleado	2.412	6.000.000.000
TOTAL	**2.412**	**6.000.000.000**

PROGRAMA: 04 Participación Política y Financiamiento

UNIDAD EJECUTORA: Comisión de Participación Política y Financiamiento

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Dirección y Coordinación de la Participación Política y Financiamiento	Población Electoral	14.245.615	1.529.100.845
TOTAL			**1.529.100.845**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.02	Materiales y suministros	670.030.502
	- Recursos Ordinarios	670.030.502
4.03	Servicios no personales	859.070.343
	- Recursos Ordinarios	859.070.343
	TOTAL	**1.529.100.845**

06. Ministerio de Relaciones Exteriores

MINISTERIO DE RELACIONES EXTERIORES

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio de Relaciones Exteriores, como ente rector de la Política Exterior del Estado, constituye la base general para la elaboración del Presupuesto de Gastos para el ejercicio económico-financiero del año 2005. En este marco, los compromisos internacionales de la República, la programación de nuevos objetivos y estrategias contenidas en los proyectos políticos que la presente administración ha trazado para la nación, se lograrán a través de un proceso de modernización y fortalecimiento de sus instituciones democráticas, que responde a los objetivos de desarrollo del Equilibrio Internacional, contenidos en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007.

Este Despacho, a través de nuestras embajadas y oficinas consulares, seguirá llevando adelante una gestión diplomática integral de avanzada, cuyo éxito requiere de un presupuesto fortalecido y adecuado al reto de los compromisos internacionales, debido a que un alto porcentaje de dichas acciones serán ejecutadas en el exterior. En este sentido, el Despacho ha tomado muy en cuenta las incidencias de las variaciones en el tipo de cambio y sus efectos sobre el gasto de funcionamiento de nuestras misiones en el exterior, asimismo se le ha prestado particular importancia a las obligaciones de naturaleza contractual de dichas misiones, tales como las remuneraciones de los sueldos del personal local contratado, los contratos de arrendamiento de bienes muebles e inmuebles y las primas de las pólizas de seguro.

Esta política será sumamente importante por cuanto el servicio exterior venezolano, tendrá como tarea primordial dar a conocer y defender en el seno de la Comunidad Internacional, los radicales cambios generados por la revolución pacífica y democrática que lleva adelante Venezuela.

En el nuevo contexto mundial, se dificultan las tareas de previsión y se presenta una creciente interconexión entre las condiciones externas y su influencia sobre los gobiernos, al tiempo que los asuntos internos tienen mayores implicaciones en el ámbito internacional; es por ello que este Ministerio continuará la estructuración de una agresiva política exterior, que tiene como propósito el fortalecimiento de la identidad nacional, la gobernabilidad de la democracia, la dimensión política, económica, social y cultural, la solidaridad y cooperación regional, la solución pacífica de las controversias, el derecho al respeto internacional, la promoción y protección de los derechos humanos y libertades fundamentales, así como la conformación de un clima de paz, concordia y concertación democrática entre las naciones.

La presente administración se propone realizar un enfoque integrado de la política exterior, para lo cual acentuará la labor coordinadora con otros despachos, entes e instituciones públicas de la Administración Central y Descentralizada y se profundizarán los esfuerzos para una mayor y más completa formación de sus funcionarios, con miras a alcanzar un mayor peso e influencia en las decisiones subregionales, regionales y mundiales, que sobre el principio de la acción concertada, afecten los intereses del país.

Como país líder en la concepción ética de las relaciones internacionales, Venezuela pone énfasis en la consolidación de una posición articulada y concertada en temas como derechos humanos, medio ambiente, comercio, lucha contra la delincuencia organizada (narcotráfico, terrorismo, lavado de dinero), y en fortalecer la capacidad de la Organización de las Naciones Unidas (ONU), la Organización Mundial del Comercio (OMC) y de la Organización de Estados Americanos (OEA), para enfrentar los nuevos desafíos de la realidad continental e internacional en el siglo XXI, durante el cual debe llegarse a la conformación de un orden mundial más justo y democrático. Todo ello, fortaleciendo a las Organizaciones Internacionales que representan a los países pobres del mundo, para que puedan interactuar en condiciones de igualdad en el contexto internacional.

En este contexto, el Ministerio de Relaciones Exteriores tiene entre sus objetivos para el año 2005, los siguientes:

- Impulsar y consolidar la democracia participativa y protagónica como sistema político garante de los deberes y derechos fundamentales de la sociedad, el fortalecimiento de la identidad nacional, el pluralismo político y el respeto a los derechos humanos para lograr la estabilidad política.

- Promover y fomentar la Diplomacia Bolivariana en el escenario multilateral y bilateral, a objeto de exponer ante la comunidad internacional, las políticas públicas desarrolladas por el Ejecutivo Nacional, especialmente en la divulgación de los programas sociales y el impacto positivo que estos han tenido en beneficio del pueblo venezolano.

- Emprender iniciativas destinadas a la formulación de propuestas y proyectos para estimular y dinamizar la cooperación Sur-Sur, erradicar la pobreza, estimular la inclusión social y el desarrollo sustentable.

- Promover y fomentar las culturas, usos, costumbres, idiomas, tradiciones y religiones de los pueblos indígenas, en aras de garantizar su protección, hábitat, forma de vida y demás derechos fundamentales para su desarrollo integral y preservación.

- Mejorar el proceso de vigilancia, delimitación, densificación y presencia en las fronteras venezolanas, para el resguardo de la soberanía nacional.

- Garantizar la efectiva participación de Venezuela con voz y voto en los organismos regionales, mundiales y de integración, para lo cual el Estado Venezolano debe estar solvente financieramente con los organismos.

- Reforzar las relaciones con los esquemas de integración regionales y subregionales, otorgando prioridad a la convergencia entre la Comunidad Andina de Naciones (CAN) y el Mercado Común del Sur (MERCOSUR), así como realizar acciones destinadas a fortalecer a la Asociación de Estados del Caribe y a propiciar la interacción entre estos esquemas con otros mecanismos de integración, tales como la Comunidad de Estados del Caribe (CARICOM), entre otros. Fortalecer y divulgar los objetivos del Fondo Humanitario Internacional e impulsar una política de participación del mayor número de países en la captación de contribuciones voluntarias.

- Utilizar la diplomacia cultural como instrumento efectivo para la promoción integral de la cultura nacional, en el marco del respeto y defensa de la diversidad cultural de los pueblos y asegurar su debida articulación con los intereses políticos y económicos de la República.

- Promover la integración latinoamericana y caribeña, impulsando una visión política compartida del pensamiento bolivariano con alcance mundial, otorgando prioridad a la agenda social.

- Continuar aplicando eficientemente su estrategia en la lucha contra el narcotráfico y delitos conexos, utilizando los mecanismos de cooperación multilaterales que ofrecen los organismos internacionales y hemisféricos, así como la cooperación bilateral.

- Formar, especializar y actualizar al personal diplomático, consular, profesional y administrativo del Ministerio de Relaciones Exteriores y a cuadros superiores de la administración del sector público y privado del país, con miras a promover los intereses nacionales a escala bilateral, regional y multilateral.

- Fortalecer los foros del sistema de las Naciones Unidas y de la Organización de Estados Americanos, a fin de asegurar los intereses de Venezuela.

- Exponer ante el Consejo Ejecutivo de la Organización de las Naciones Unidas para la Educación la Ciencia y la Cultura (UNESCO), el éxito de la implementación de las misiones educativas Robinson I y II, Rivas y Sucre, como programas estratégicos para promover la enseñanza, la capacitación técnica y profesional y el mejoramiento del rendimiento académico de la sociedad a fin de procurar su inserción inmediata en la vida económica y productiva del país, como logros tangibles del gobierno venezolano en el cumplimiento de las metas del milenio.

- Finalmente, el Ministerio de Relaciones Exteriores, continuará insistiendo en desarrollar renovadas estrategias de negociación en materia de inversión, intercambios económicos, comerciales, de desarrollo y cooperación, representación cultural e imagen, contribución y participación de nuestras representaciones diplomáticas y consulares en las políticas de promoción y diversificación de las exportaciones, el fortalecimiento de las relaciones de Venezuela con el resto de las naciones en el ámbito bilateral y multilateral, en sintonía con sus verdaderos intereses y la presencia del país en nuevos y potenciales mercados.

Todo este esfuerzo propulsor de la inserción internacional del país, requerirá del fortalecimiento de las misiones diplomáticas, con personal adecuado en cantidad y calidad y la apertura de nuevas misiones en aras de profundizar las relaciones diplomáticas con estados que, política, económica y comercialmente, pueden generar importantes beneficios para nuestro país.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Reforzar y coordinar con las demás dependencias del Despacho las diferentes áreas o materias a fin de asesorar al Presidente y al Ministro de Relaciones Exteriores en la toma de decisiones.	Instrucción	4.368	10.062.538.922
Administrar los recursos asignados, sistemas y procedimientos de acuerdo a los lineamientos políticos y normativa legal vigente.	Orden de Pago, memorandum y Oficio	5.301	21.144.661.623
Asesorar jurídicamente, coordinar y desarrollar proyectos de leyes, decretos, resoluciones y otros instrumentos legales.	Dictamen y resolución	3.367	591.137.887
Brindar asistencia protocolar en actos y ceremonias oficiales de carácter nacional e internacional.	Evento y visita	4.500	2.009.803.936
Administrar el sistema de recursos humanos (personal diplomático, administrativo, obrero, pensionado, jubilado y contratado) de acuerdo a la Ley de Servicio Exterior y otras normas legales.	Nómina resolución	136	86.169.132.771
Vigilar, controlar y fiscalizar los ingresos, gastos y bienes y todas las operaciones relativas a los mismos del Ministerio de Relaciones Exteriores.	Informe de auditoria	50	1.085.751.127
Optimizar la Organización de los recursos de información y de conocimiento de las áreas de archivo, investigación histórica y biblioteca, para fortalecer el papel de la Cancillería.	Expediente de archivo	40.000	746.377.585
Coordinar la política comunicacional del Ministerio de Relaciones Exteriores de índole nacional e internacional.	Boletín informativo	365	668.759.042
Contribuir a la preservación y defensa de la integridad del Estado Venezolano, coordinando y supervisando las actividades relacionadas con las fronteras terrestres, fluviales y marítimas.	Comisión y negociación	23	2.521.394.615

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Delimitar y demarcar las fronteras terrestres Venezolanas contribuyendo a mantener y preservar la integridad territorial.	Construcción de hito	244	361.516.600
Obtener información acerca de la problemática fronteriza en lo relativo al desarrollo político, social, económico y cultural de las poblaciones ubicadas en ella.	Campaña inspección	17	315.540.842
Coadyuvar en el funcionamiento del servicio de salud y educación en los municipios fronterizos, contribuir con los diagnósticos y el levantamiento de información sobre seguridad en las regiones fronterizas.	Informe de inteligencia	6	952.392.645
Identificar y desarrollar acciones de índole político internacional que fortalecen la posición de Venezuela en el orden continental y mundial.	Reunión	64	697.171.016
Impulsar la promoción de un nuevo orden económico internacional, fundamentado en los principios de cooperación recíproca de los países en vías de desarrollo como Venezuela.	Reunión, foro y conferencia	127	1.360.118.197
Promover, fortalecer y orientar la política cultural de conformidad a las exigencias de la multipolaridad.	Actividad cultural	319	914.718.027
Mejorar la política exterior del Estado Venezolano en materia consular y optimizar la prestación del servicio demandado por los usuarios.	Usuario atendido	2.500.000	987.301.057
Cumplir los procesos administrativos de remuneración de funcionarios diplomáticos y ejecutar el programa de rotación y traslado de los diplomáticos.	Pago	36	117.668.282.876
Asegurar que los gastos de funcionamiento de las Misiones en el exterior se financien oportuna y suficientemente de acuerdo a sus requerimientos presupuestados.	Transferencia electrónica	120	88.047.001.232
TOTAL			**336.303.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	122.478.162.893
02	Soberanía, Límites y Asuntos Fronterizos	4.150.844.702
03	Relaciones Internacionales	209.674.592.405
	TOTAL	**336.303.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	219.008.589.300
	- Recursos Ordinarios	206.615.629.300
	- Otras Fuentes de Financiamiento	12.392.960.000
4.02	Materiales y suministros	10.243.002.777
	- Recursos Ordinarios	10.243.002.777
4.03	Servicios no personales	69.006.894.929
	- Recursos Ordinarios	69.006.894.929
4.04	Activos reales	4.455.887.005
	- Recursos Ordinarios	4.455.887.005
4.06	Servicio de la deuda pública y disminución de otros pasivos	769.829.440
	- Recursos Ordinarios	769.829.440
4.07	Transferencias	32.215.396.549
	- Recursos Ordinarios	32.215.396.549
4.51	Gastos de defensa y seguridad del estado	604.000.000
	- Recursos Ordinarios	604.000.000
	TOTAL	**336.303.600.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	2.133	34.414.198.042
- Directivo	77	1.866.350.179
- Profesional y Técnico	1.433	28.159.419.917
- Administrativo	321	3.108.211.190
- Obrero	302	1.280.216.756
Personal Contratado	1.671	29.614.001.472
- Empleado	1.552	29.481.446.712
- Obrero	119	132.554.760
TOTAL	**3.804**	**64.028.199.514**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	288	755.255.329
II	321.236 - 371.236	270	1.120.355.756
III	371.237 - 421.237	38	186.215.316
IV	421.238 - 471.238	48	254.884.681
V	471.239 - 521.239	84	500.394.023
VI	521.240 - 571.240	76	498.334.232
VII	571.241 - 621.241	142	1.010.188.005
VIII	621.242 - 671.242	45	351.639.593
IX	671.243 - 721.243	78	655.731.315
X	721.244 - 771.244	48	427.545.724
XI	771.245 - 821.245	67	638.700.667
XII	821.246 - 871.246	74	749.431.700
XIII	871.247 - 921.247	90	961.337.834
XIV	921.248 - 971.248	28	317.781.761
XV	971.249 - 1.021.249	116	1.392.192.238
XVI	1.021.250 - 1.071.250	202	2.520.908.807
XVII	1.071.251 Y MAS	2.110	51.687.302.533
	TOTAL	**3.804**	**64.028.199.514**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0170	Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual.	6.726.131.647
	TOTAL	**6.726.131.647**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	113.100.000
4.07	01	00	00	Transferencias corrientes internas	5.600.000
4.07	01	01	00	Transferencias corrientes al sector privado	5.600.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	5.600.000
				S0257 - Colegio de Internacionalistas de Venezuela.	5.000.000
				S0864 - Organización Deportiva SUNEP.	600.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	107.500.000
4.07	99	01	00	Transferencias corrientes diversas	107.500.000
				S0824 - Asilados en Política.	107.500.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Dirección General de Servicios Administrativos

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Reforzar y coordinar con las demás dependencias del Despacho las diferentes áreas o materias a fin de asesorar al Presidente y al Ministro de Relaciones Exteriores en la toma de decisiones.	Instrucción	4.368	10.062.538.922
Administrar los recursos asignados, sistemas y procedimientos de acuerdo a los lineamientos políticos y normativa legal vigente.	Orden de pago memorandum y oficio	5.301	21.144.661.623
Asesorar jurídicamente, coordinar y desarrollar proyectos de Leyes, decretos, resoluciones y otros instrumentos legales.	Dictamen resolución	3.367	591.137.887
Brindar asistencia protocolar en actos y ceremonias oficiales de carácter nacional e internacional.	Evento visita	4.500	2.009.803.936
Administrar el sistema de recursos humanos (personal diplomático, administrativo, obrero, pensionado, jubilado y contratado) de acuerdo a la Ley de Servicio Exterior y otras normas legales.	Nomina resolución	136	86.169.132.771
Vigilar, controlar y fiscalizar los ingresos, gastos y bienes y todas las operaciones relativas a los mismos del Ministerio de Relaciones Exteriores.	Informe auditoria	50	1.085.751.127
Optimizar la Organización de los recursos de información y de conocimiento de las áreas de archivo, investigación histórica y biblioteca, para fortalecer el papel de la Cancillería.	Expediente archivo	40.000	746.377.585
Coordinar la política comunicacional del Ministerio de Relaciones Exteriores de índole nacional e internacional.	Boletín informativo	365	668.759.042
TOTAL			**122.478.162.893**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	68.282.974.693
	- Recursos Ordinarios	55.890.014.693
	- Otras Fuentes de Financiamiento	12.392.960.000
4.02	Materiales y suministros	3.355.916.727
	- Recursos Ordinarios	3.355.916.727
4.03	Servicios no personales	15.817.981.179
	- Recursos Ordinarios	15.817.981.179
4.04	Activos reales	2.121.426.005
	- Recursos Ordinarios	2.121.426.005
4.06	Servicio de la deuda pública y disminución de otros pasivos	722.529.440
	- Recursos Ordinarios	722.529.440
4.07	Transferencias	31.573.334.849
	- Recursos Ordinarios	31.573.334.849
4.51	Gastos de defensa y seguridad del estado	604.000.000
	- Recursos Ordinarios	604.000.000
	TOTAL	**122.478.162.893**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.072	15.207.666.087
- Directivo	34	1.207.979.747
- Profesional y Técnico	494	10.396.984.843
- Administrativo	242	2.322.484.741
- Obrero	302	1.280.216.756
Personal Contratado	117	1.088.478.720
- Empleado	99	1.044.000.000
- Obrero	18	44.478.720
TOTAL	**1.189**	**16.296.144.807**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	6.726.131.647
4.07	01	00	00	Transferencias corrientes internas	6.726.131.647
4.07	01	02	00	Transferencias corrientes al sector público	6.726.131.647
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	6.726.131.647
				A0170 - Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual.	6.726.131.647
				- Recursos Ordinarios	6.726.131.647

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	5.600.000
4.07	01	00	00	Transferencias corrientes internas	5.600.000
4.07	01	01	00	Transferencias corrientes al sector privado	5.600.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	5.600.000
				S0257 - Colegio de Internacionalistas de Venezuela.	5.000.000
				- Recursos Ordinarios	5.000.000
				S0864 - Organización Deportiva SUNEP.	600.000
				- Recursos Ordinarios	600.000

PROGRAMA: 02 Soberanía, Límites y Asuntos Fronterizos

UNIDADES EJECUTORAS: Dirección General de Soberanía, Límites y Asuntos Fronterizos
Consejo Nacional de Fronteras

Soberanía, Límites y Asuntos Fronterizos comprende una serie de actividades, como la delimitación de áreas marinas y submarinas, la demarcación y densificación de los límites terrestres y fluviales, y la presencia permanente en las Zonas Fronterizas a través de los Puestos Fronterizos y sus coordinadores.

Haciendo énfasis en nuestras Áreas Fronterizas y las obligaciones generadas en los acuerdos, convenios y tratados internacionales, se impone la presencia de la Dirección General de Soberanía, Límites y Asuntos Fronterizos en los diferentes espacios limítrofes del país, la mayoría de las veces, regidos por una planificación y en otras ocasiones, motivado por incidentes fronterizos, los que obligan a hacer presencia de manera oportuna e inmediata, a fin de resguardar las relaciones de vecindad y realizar actos de soberanía que permitan preservar nuestra Territorialidad.

En este orden, la dinámica de la Política Fronteriza Interior y Exterior, los compromisos contraídos y la necesidad de ejecutar una Política de rescate y de activa incorporación, que permita practicar el ejercicio efectivo de una acción con los países vecinos y del Caribe, exigen una relación directa de confianza y seguridad en el área, a través de una política internacional de desarrollo sustentable, nos hace solicitar un presupuesto congruente con nuestras necesidades.

Con la finalidad de dar cumplimiento a las metas propuestas para el año 2005, la Dirección General de Soberanía, Límites y Asuntos Fronterizos, orientará sus acciones de la siguiente manera:

- Preservar la integridad del Estado Venezolano conjuntamente con otros organismos, gubernamentales o no, en relación al tema de los ríos y cuencas hidrográficas internacionales.
- Buscar y prestar asesoramiento en temas vinculados a los límites terrestres con las Repúblicas vecinas.
- Contribuir a la formación y capacitación de recursos humanos, e ilustración de la opinión pública en materia de Fronteras.
- Recopilar y preservar la documentación relativa a las Fronteras Terrestres y Fluviales con los países vecinos.
- Realizar foros, reuniones, seminarios, simposios y otras actividades Nacionales e Internacionales, para mantener informados a los distintos organismos y medios de comunicación, en relación a las diferentes acciones relacionadas con la Soberanía de nuestro Territorio Nacional.
- Realizar campañas de Demarcación y Densificación.
- Incrementar la soberanía, a través de la creación de otros puestos Fronterizos, lo que mejorará el control y vigilancia de las áreas Fronterizas.
- Mejorar y reparar los puestos Fronterizos existentes.
- Participar en foros, reuniones, seminarios, simposios y otras actividades Nacionales e Internacionales sobre la materia.
- Asesorar y apoyar a estudiantes, profesionales e investigadores en labores inherentes a la materia Fronteriza.
- Incrementar la presencia del personal de la Dirección General en las zonas fronterizas, con el fin de realizar investigaciones de campo y observación directa de la problemática en cuestión.

- Actualizar al personal de la Dirección General Sectorial de Límites y Asuntos Fronterizos, en los avances técnicos y científicos en materia de información geográfica y asuntos Internacionales, así como en materia demarcadora, cartográfica, de planificación y administrativa.

- Continuar la implementación de un sistema de información geográfico computarizado, que coadyuve a analizar y diseñar estrategias para solventar problemas limítrofes fronterizos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Contribuir a la preservación y defensa de la integridad del Estado Venezolano, coordinando y supervisando las actividades relacionadas con las fronteras terrestres, fluviales y marítimas.	Comisión y negociación	23	2.521.394.615
Delimitar y demarcar las fronteras terrestres Venezolanas contribuyendo a mantener y preservar la integridad territorial.	Construcción de hito	244	361.516.600
Obtener información acerca de la problemática fronteriza en lo relativo al desarrollo político, social, económico y cultural de las poblaciones ubicadas en ella.	Campaña inspección	17	315.540.842
Coadyuvar en el funcionamiento del servicio de salud y educación en los municipios fronterizos, contribuir con el diagnóstico y levantamiento de información sobre seguridad en las regiones fronterizas.	Informe de inteligencia	6	952.392.645
TOTAL			**4.150.844.702**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	2.900.661.102
	- Recursos Ordinarios	2.900.661.102
4.02	Materiales y suministros	305.294.100
	- Recursos Ordinarios	305.294.100
4.03	Servicios no personales	648.509.500
	- Recursos Ordinarios	648.509.500
4.04	Activos reales	296.380.000
	- Recursos Ordinarios	296.380.000
	TOTAL	**4.150.844.702**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	83	1.442.853.033
- Directivo	4	198.404.310
- Profesional y Técnico	51	997.398.498
- Administrativo	28	247.050.225
Personal Contratado	123	398.400.120
- Empleado	22	310.324.080
- Obrero	101	88.076.040
TOTAL	**206**	**1.841.253.153**

PROGRAMA: 03 Relaciones Internacionales

UNIDADES EJECUTORAS: Dirección General Política Internacional
Dirección General de Economía y Cooperación Internacional
Dirección General Relaciones Consulares
Dirección General de Asuntos Culturales

DIRECCIÓN GENERAL DE POLÍTICA INTERNACIONAL

De acuerdo a los lineamientos contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, específicamente el objetivo del fortalecimiento de la soberanía y la promoción de la multipolaridad, el Gobierno concentrará sus esfuerzos en insertar a nuestro país en el denominado Nuevo Orden Internacional y en el contexto económico implícito en él, así como en promover una posición internacional autónoma e independiente, sobre la cual se puedan construir alianzas y consenso en diversos foros internacionales, alrededor de los temas de las relaciones internacionales, de especial atención a los intereses de la República Bolivariana de Venezuela.

La acción internacional, propiciará un mejor posicionamiento en el sistema interamericano, mediante la ejecución de acciones que permitan la integración y el aumento del comercio entre los países del área. También fomentará un mayor acercamiento con las otras regiones del planeta, privilegiando el diálogo Sur-Sur y el cumplimiento de una labor más activa en los foros internacionales, para su transformación y reestructuración en pro de los más necesitados.

En concordancia con la Carta Fundamental adoptada por vía soberana, el Estado promoverá la cooperación pacífica entre las naciones y buscará impulsar y consolidar la integración latinoamericana, de acuerdo con el principio de la no-intervención y la autodeterminación de los pueblos, la garantía universal de los derechos humanos, la democratización de la sociedad internacional, el desarme nuclear, el equilibrio ecológico y los bienes jurídicos ambientales, como patrimonio común e irrenunciables de la humanidad.

En este sentido, estamos en la obligación de concebir y proponer planes concretos para obtener mayores beneficios, mediante el intercambio de experiencias y esfuerzos compartidos, en cuestiones claves como la democratización y la participación ciudadana en la toma de decisiones, la lucha contra el narcotráfico, el mantenimiento de la paz y la cooperación para el desarrollo.

El programa de actividades relativo al continente europeo, estará orientado hacia la inserción de Venezuela en toda esa área como actor autónomo e independiente, capaz de promover sus intereses nacionales y contribuir a la fundación de un nuevo orden internacional pluralista y multipolar, conservando relaciones de carácter prioritario y estratégico y de cooperación con las diferentes naciones, en el ámbito de un mundo sin poderes hegemónicos.

En la búsqueda de la superación de los problemas más graves, que afrontan tanto Venezuela como el resto de los países menos desarrollados, es imperativa la búsqueda de fórmulas que permitan una mayor integración o coordinación de políticas de desarrollo y crecimiento. Esto se logra primordialmente mediante la identificación de las metas comunes, que les permita a los países del tercer mundo, mejorar su capacidad negociadora y así insertarse más eficientemente en el nuevo orden internacional.

Nuestra Política Exterior es entonces, el medio más idóneo para la coordinación y reconocimiento de estas y otras metas afines con el resto de los Estados, de los cuales los ubicados más próximos geográficamente, serán objetivo primordial de nuestra acción.

Al ser Venezuela un país con varios y diversos frentes geográficos (andino, amazónico y caribeño), las relaciones bilaterales de Venezuela con los Estados que la conforman, en particular con aquellos que compartimos fronteras e historia común, deben ser tomadas muy en cuenta, en la búsqueda de la consolidación de las mismas a través del intercambio de ideas y opiniones en todos los niveles. El acercamiento político con los países fronterizos y del resto de los frentes geográficos de Venezuela, será la misión y objetivo fundamental para la Política Exterior este año.

Al mismo tiempo, se busca promover acuerdos políticos de alcance bilateral y hemisférico, así como de mecanismos de concertación política idóneos, que permitan la definición de intereses comunes entre las naciones y su desarrollo, en temas diversos del más alto interés, tales como: la lucha contra el terrorismo y el narcotráfico, el intercambio comercial, la consolidación del sistema democrático y la búsqueda de relaciones de intercambio más justas con los polos de desarrollo más importantes del hemisferio.

Se impone un mayor acercamiento con los mecanismos de integración de la región, entre los que destacan el Tratado de Libre Comercio de América del Norte, MERCOSUR, CAN, CARICOM y Mercado Común Centroamericano, así como propiciar la creación y profundización de otros foros regionales, como el Grupo de Río y el Grupo de los Tres.

Finalmente, el establecimiento de una mayor presencia diplomática logrará fortalecer las relaciones de Venezuela en el ámbito bilateral con los Estados de los Continentes Africano, Asiático y de Oceanía, así como establecer un cronograma de seguimiento a los asuntos y temas de interés común con esta área y la apertura de espacios de acción política con estos países.

DIRECCIÓN GENERAL DE ECONOMÍA Y COOPERACION INTERNACIONALES

Comprende una serie de actividades que pretenden dar respuesta a los paradigmas de desarrollo económico del país, que hacen énfasis en la promoción del comercio y desarrollo, seguimiento de la problemática internacional de carácter económico, comercial, financiero y de cooperación, tanto en el ámbito multilateral como bilateral, actuar de acuerdo a los diferentes esquemas de integración regionales y mundiales y aquellos organismos económicos del Sistema de Naciones Unidas, incluyendo temas relativos a la propiedad intelectual, organismos internacionales de orden financiero, energético y de coordinación de políticas económicas y financieras en el ámbito regional. Además de las actividades anteriormente señaladas, comprende la coordinación y evaluación de actividades de cooperación financiera, tecnológica y científica, así como acciones de respaldo a iniciativas comerciales del sector privado, incluyendo la inversión extranjera.

Especial énfasis dentro del programa merecerán las actividades de evaluación, coordinación y seguimiento de la cooperación de Venezuela en materia política, económica, financiera, cultural y educativa hacia los países del Gran Caribe, las cuales se realizarán a través de la aplicación de una serie de mecanismos e instrumentos de cooperación con que cuenta el Estado venezolano.

De especial importancia para el cumplimiento del programa, es la ejecución de actividades de seguimiento y análisis de toda la compleja y creciente agenda internacional relativa al medio ambiente y desarrollo sostenible, tales como: control de los convenios internacionales, entre las cuales tenemos: las eventuales negociaciones con Colombia y Brasil sobre temas ambientales, el turismo ambiental, el Tratado de Cooperación Amazónica y las relaciones con las organizaciones no gubernamentales de carácter ambiental.

Finalmente, pero no menos importante, están las actividades relativas al transporte y las comunicaciones internacionales, en especial, la participación en organismos tales como: la Unión Internacional de Telecomunicaciones (UIT), la Organización de Aviación Civil Internacional (OACI) y la Organización Marítima Internacional, entre otros.

DIRECCIÓN GENERAL DE RELACIONES CONSULARES

Su misión fundamental consistirá en proyectar los cambios en el flujo migratorio de Venezuela y las nuevas tendencias de la gestión consular con énfasis en las comunidades venezolanas en el exterior. Conocer sobre las migraciones mundiales, con especial énfasis en América Latina y el Caribe. Promover el intercambio y la cooperación. Garantizar la protección de los derechos nacionales en el exterior, diseñando políticas de acción positiva con las comunidades de venezolanos en el extranjero, establecer una política más fluida en las tramitaciones de la documentación para las extradiciones, rogatorias y exhortos. Establecer un procedimiento rápido y efectivo para las repatriaciones. Dictar lineamientos a las Representaciones Diplomáticas y Consulares en materia consular. Realizar un Taller de Orientación Consular para atención a ciudadanos venezolanos detenidos en el exterior, con énfasis en el tráfico de drogas, así como participar en la VII Reunión de Comité de Autoridades Andinas de Migración a realizarse en Lima-Perú.

DIRECCION GENERAL DE ASUNTOS CULTURALES

El papel de la cultura en el ejercicio de la Política Exterior de Venezuela, tiene como función fundamental darle cohesión y consistencia a los objetivos internacionales como la integración y la concertación a escala bilateral, regional, hemisférica y con la Unión Europea. Las operaciones propuestas y las metas a cumplir durante el 2005, tiene su base esencial en la programación que dirige y orienta las actividades de la Dirección General de Asuntos Culturales, en su propósito de promover y coordinar el componente cultural de la Política Exterior Venezolana.

En este sentido, se establecerán durante el año 2005, una serie de acciones orientadas a fortalecer y ampliar en el ámbito cultural, las relaciones bilaterales y las ventajas de la cooperación internacional iniciadas durante el año 2002, mediante la ejecución de acuerdos, la negociación y firma de nuevos convenios, la activación de programas y una activa coordinación interinstitucional, concretada en acciones que soportan el desarrollo de la cooperación, la reciprocidad, la solidaridad y la participación.

Asimismo, continuar con el apoyo a la difusión de los valores democráticos y de sus instituciones, para proyectar de manera constante y sostenida la presencia de Venezuela en el exterior sobre las sólidas bases de sus manifestaciones culturales, artísticas, intelectuales y científicas, preparando una programación comprensiva y coherente, de acuerdo a los nuevos desafíos. Destaca, por lo novedoso y por su estrecha vinculación con los planes de expansión en la búsqueda de potenciales nuevos mercados, la consolidación de los programas con los países fronterizos, del Caribe y de la región, así como la ejecución de una gestión sostenida, cuyos efectos fortalecerán las relaciones de Venezuela con los países del área. En el ámbito de la creciente cooperación con los países iberoamericanos y de Europa, se continuarán los intercambios y la suscripción de nuevos acuerdos, que favorezcan dicha colaboración y el aprovechamiento de sus beneficios y oportunidades. Todo esto, enmarcado en los lineamientos del Plan de Desarrollo Económico y Social 2001-2007.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Identificar y desarrollar acciones de índole político internacional que fortalecen la posición de Venezuela en el orden continental y mundial.	Reunión	64	697.171.016
Impulsar la promoción de un nuevo orden económico internacional, fundamentado en los principios de cooperación recíproca de los países en vías de desarrollo como Venezuela.	Reunión, foro y conferencia	127	1.360.118.197

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Promover, fortalecer y orientar la política cultural de conformidad a las exigencias de la multipolaridad.	Actividad cultural	319	914.718.027
Mejorar la política exterior del Estado Venezolano en materia consular y optimizar la prestación del servicio demandado por los usuarios.	Usuario atendido	2.500.000	987.301.057
Cumplir los procesos administrativos de remuneración de funcionarios diplomáticos y ejecutar el programa de rotación y traslado de los diplomáticos.	Pago	36	117.668.282.876
Asegurar que los gastos de funcionamiento de las Misiones en el exterior se financien oportuna y suficientemente de acuerdo a sus requerimientos presupuestados.	Transferencia electrónica	120	88.047.001.232
TOTAL			**209.674.592.405**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	147.824.953.505
	- Recursos Ordinarios	147.824.953.505
4.02	Materiales y suministros	6.581.791.950
	- Recursos Ordinarios	6.581.791.950
4.03	Servicios no personales	52.540.404.250
	- Recursos Ordinarios	52.540.404.250
4.04	Activos reales	2.038.081.000
	- Recursos Ordinarios	2.038.081.000
4.06	Servicio de la deuda pública y disminución de otros pasivos	47.300.000
	- Recursos Ordinarios	47.300.000
4.07	Transferencias	642.061.700
	- Recursos Ordinarios	642.061.700
	TOTAL	**209.674.592.405**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	978	17.763.678.922
- Directivo	39	459.966.122
- Profesional y Técnico	888	16.765.036.576
- Administrativo	51	538.676.224
Personal Contratado	1.431	28.127.122.632
- Empleado	1.431	28.127.122.632
TOTAL	**2.409**	**45.890.801.554**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	107.500.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	107.500.000
4.07	99	01	00	Transferencias corrientes diversas	107.500.000
				S0824 - Asilados en Política.	107.500.000
				- Recursos Ordinarios	107.500.000

07. Ministerio de Finanzas

MINISTERIO DE FINANZAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La política presupuestaria del Ministerio de Finanzas para el ejercicio fiscal 2005, estará focalizada hacia el desempeño de su misión estratégica, de fortalecimiento de las finanzas públicas y a coadyuvar en el proceso de crecimiento y relanzamiento de la economía venezolana, tras la etapa de recuperación sostenida durante el 2004.

Considerando lo señalado, la gestión presupuestaria se enmarca en la continuidad de las políticas implementadas en los ámbitos fiscal y tributario, las cuales persiguen alcanzar:

- La diversificación productiva con equidad social, a través del apoyo financiero dirigido a la ampliación de las unidades productivas de bienes y servicios, así como la adopción de mecanismos que permitan la democratización de los activos productivos.
- Enfatizar la orientación de la política tributaria, hacia la diversificación e incremento de la recaudación fiscal de origen no petrolero y enfocando las acciones fiscalizadoras y legales, hacia el combate de las diversas formas de evasión y elusión fiscal.

De manera similar, para apoyar el proceso de organización y modernización de la administración financiera, el Ministerio de Finanzas con la asistencia del Programa de Modernización de la Administración Financiera del Estado (PROMAFE), continuará rediseñando el Sistema Integrado de Gestión y Control de las Finanzas Públicas (SIGECOF), cuyo objetivo principal es desarrollar un conjunto de normas, metodologías y herramientas informáticas y procedimientos que permitan:

- Programar, organizar, ejecutar y controlar la captación y uso eficaz y eficiente de los recursos públicos, para el cumplimiento y ajuste oportuno de las políticas, los programas y los proyectos del sector público.
- Disponer de información útil, oportuna y confiable para apoyar la toma de decisiones a todos los niveles de la administración pública, así como la información a la colectividad del uso de los recursos y de los costos de los servicios públicos.
- Medición de resultados en función de metas y objetivos alcanzados, no solamente en cuanto a cumplimiento del control y legalidad de la gestión, sino al logro efectivo de los objetivos.
- Conocer el costo de los servicios prestados por las instituciones.
- Desarrollar la capacidad administrativa, para impedir o identificar y comprobar el manejo incorrecto de los recursos del Estado.
- Realizar la gestión de los recursos públicos con la mayor transparencia.
- Interrelacionar los sistemas operacionales y administrativos con los controles interno y externo, facilitando la vigilancia de la gestión pública por parte de la Asamblea Nacional y de la sociedad.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Ejercer la rectoría de la política económica, fiscal y financiera del Estado, bienes públicos y participar en la coordinación de la política monetaria	Política / Informe	213.076	8.495.384.745
Coordinar y formular políticas de bienes de la República, actividades aseguradoras, caja de ahorro, inspección y fiscalización, control interno y contabilidad pública	Audiencia / Reunión	456	805.764.219
Planificar y dirigir la política fiscal, en el marco de la Administración Financiera del Estado, supervisar y regular el Sistema Financiero y participar en la coordinación de la política monetaria	Audiencia / Reunión	240	1.135.063.176
Asesorar en materia legal, fiscal, financiera, aduanera y administrativa a los distintos niveles jerárquicos del Ministerio de Finanzas	Asesoría Jurídica	2.867	987.950.068
Planificar, coordinar y ejecutar las políticas en las áreas de organización, procesos, programación y presupuesto del Ministerio	Proyecto / Formato	196	3.005.956.745
Evaluar el sistema de control interno, incluyendo el grado de operatividad y eficacia de los sistemas de administración e información gerencial, auditar estados financieros, determinando su confiabilidad	Auditoria	965	4.265.296.254
Definir y dictar políticas y normas en materia tecnológica y de sistemas, con la finalidad de proporcionar y garantizar un servicio acorde con la plataforma existente	Hora / Hombre	60.827	8.022.954.332
Rediseñar los procesos de la administración financiera de los entes gubernamentales y fortalecer los mecanismos de control de las transacciones, para que garanticen una gestión eficiente al Estado Venezolano	Reunión / Informe	228	19.283.506.695
Elaborar y divulgar las estadísticas físicas de la República, de acuerdo a los estándares nacionales e internacionales y coordinar la política económica y financiera del Estado	Política / Informe	1.101	864.959.196
Establecer un sistema de información de administración de divisas, compatible con la política cambiaria, la cual se nutrirá de un sistema referencial de precios internacionales	Reunión / Informe	1.123.134	20.218.051.360
Coadyuvar en la rectoría de los órganos públicos que ejercen la supervisión y control del Sistema Financiero	Audiencia / Reunión	8	500.000.000

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Analizar los casos de importación, exportación y deuda y procesar, desbloquear y realizar reintegros de divisas de la tarjeta de crédito	Expediente / Visita	10.335	5.002.197.112
Lograr la consolidación de las actividades que realizan las direcciones adscritas, a los fines de establecer los controles necesarios que garanticen el cumplimiento de las políticas de administración	Reunión / Informe	13.842	11.764.807.152
Planificar, ejecutar y controlar los servicios administrativos y financieros del Ministerio de Finanzas	Formato	422.344	4.864.293.369
Planificar, coordinar y tramitar la adquisición de bienes y servicios administrativos	Acta / Inventario	72.659	16.204.009.650
Coordinar, analizar y negociar, operaciones de crédito publico en el ámbito interno y externo; así como actividades de la República con organismos financieros internacionales	Convenio	6.845	11.063.313.153
Administrar la deuda pública nacional, en el cumplimiento de los términos y condiciones contractuales de las operaciones de crédito público	Operaciones de Crédito	14.519	2.012.698.121
Fiscalizar, controlar, vigilar y supervisar los procedimientos legales, administrativos, contables y financieros de las cajas de ahorro y fondos de ahorro	Fiscalización	24.607	4.065.894.225
Formar y capacitar a los funcionarios de la Administración Pública en las áreas de aduanas, rentas, gasto público, crédito público, finanzas públicas y comercio exterior	Egresado	39.617	6.351.971.055
Incorporar al plan de carrera a los estudiantes regulares y nuevos que deseen seguir estudiando	Participante	39.737	2.414.953.152
Registrar, controlar, capacitar y asesorar al personal del Ministerio de Finanzas	Movimiento	2.398	21.430.799.279
Ejecutar los programas destinados a seguridad y bienestar social para los empleados, obreros y sus familias, así como el personal jubilado y pensionado	Programa	4.582	104.487.075.498
Prestar atención médica integral a todos los funcionarios que laboran en el Ministerio de Finanzas y sus entes adscritos, con el fin de mejorar la calidad de vida de los mismos	Paciente Atendido	120.213	2.122.100.872
Desarrollar los programas y actividades en pro de la formación integral de los hijos del personal del Ministerio de Finanzas y sus entes adscritos	Alumno	225	1.033.542.844

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Cumplir con los diferentes convenios suscritos entre el Ejecutivo Nacional y las distintas federaciones afiliadas a la C. T. V., derivadas de la contratación colectiva del personal obrero	Convenio	42.346	56.467.642.203
Realizar cambios estructurales y de procesos de mayor impacto para el mejoramiento del sistema presupuestario	Proceso	1	35.058.670.711
Coordinar la planificación financiera del Sector Público Nacional y ejercer las actividades propias del servicio de Tesorería Nacional, con la finalidad de optimizar el flujo de caja del Tesoro, bajo la modalidad de Cuenta Única	Asiento / Formulario	4.780.321	5.771.694.012
Mantener la operatividad del sistema de contabilidad de la Administración Pública Nacional	Informe	49.356	11.168.976.692
Formular, coordinar y evaluar las políticas orientadas a la protección de la economía social	Asistencia	25	153.825.708.105
Transferir los créditos presupuestarios asignados por el Ejecutivo Nacional a los entes adscritos al Ministerio de Finanzas	Transferencia	8	1.026.985.897.826
Cancelación del servicio la deuda pública y distribución de recursos a Organismos y Programas Especiales	Proceso	1	17.241.186.012.043
TOTAL			**18.790.867.143.864**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	67.584.886.790
02	Inspección y Fiscalización	5.002.197.112
03	Servicios Técnicos de Apoyo	32.833.110.171
04	Oficina Nacional de Crédito Público	13.076.011.274
11	Control y Fiscalización de Cajas de Ahorro, Fondos de Empleados y Similares	4.065.894.225
13	Adiestramiento y Formación Profesional en Administración y Hacienda Pública	8.766.924.207
14	Administración de Recursos Humanos	185.541.160.696
15	Dirección y Coordinación del Sistema Nacional de Presupuesto	35.058.670.711
16	Oficina Nacional del Tesoro	5.771.694.012
17	Oficina Nacional de Contabilidad Pública	11.168.976.692
18	Administración de Financiamiento para el Desarrollo	153.825.708.105
98	Asignaciones a Organismos del Sector Público	1.026.985.897.826
99	Partidas no Asignables a Programas	17.241.186.012.043
	TOTAL	**18.790.867.143.864**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	207.834.356.913
	- Recursos Ordinarios	207.834.356.913
4.02	Materiales y Suministros	8.508.095.319
	- Recursos Ordinarios	8.508.095.319
4.03	Servicios no Personales	54.412.995.468
	- Recursos Ordinarios	40.068.767.626
	- Programas y Proyectos	14.344.227.842
4.04	Activos Reales	16.688.505.744
	- Recursos Ordinarios	16.688.505.744
4.05	Activos Financieros	129.085.564.611
	- Recursos Ordinarios	53.732.163.013
	- Deuda Pública	41.349.128.969
	- Programas y Proyectos	31.763.392.629
	- Otras Fuentes de Financiamiento	2.240.880.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.927.672.033.297
	- Recursos Ordinarios	5.697.611.952.849
	- Deuda Pública	8.306.171.214.660
	- Otras Fuentes de Financiamiento	923.888.865.788
4.07	Transferencias	1.300.680.344.645
	- Recursos Ordinarios	768.795.704.536
	- Deuda Pública	713.186.371
	- Programas y Proyectos	120.588.090.476
	- Otras Fuentes de Financiamiento	410.583.363.262
4.52	Asignaciones no Distribuidas	2.145.985.247.867
	- Recursos Ordinarios	9.985.247.867
	- Para Pagos de Compromisos	100.000.000.000
	- Programas y Proyectos	1.700.000.000.000
	- Otras Fuentes de Financiamiento	336.000.000.000
	TOTAL	**18.790.867.143.864**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	3.016	26.138.340.109
- Directivo	200	2.826.531.768
- Profesional y Técnico	683	7.500.178.972
- Administrativo	387	1.835.219.530
- Obrero	1.746	13.976.409.839
Personal Fijo a Tiempo Parcial	358	1.694.953.152
- Profesional y Técnico	358	1.694.953.152
Personal Contratado	1.217	12.726.677.052
- Empleado	1.217	12.726.677.052
TOTAL	**4.591**	**40.559.970.313**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	518	1.933.132.332
II	321.236 - 371.236	268	1.125.191.340
III	371.237 - 421.237	173	804.922.372
IV	421.238 - 471.238	59	317.369.311
V	471.239 - 521.239	262	1.588.987.181
VI	521.240 - 571.240	41	267.750.868
VII	571.241 - 621.241	471	3.434.980.344
VIII	621.242 - 671.242	803	6.228.378.003
IX	671.243 - 721.243	499	4.096.001.334
X	721.244 - 771.244	269	2.442.704.668
XI	771.245 - 821.245	123	1.169.875.882
XII	821.246 - 871.246	118	1.175.414.151
XIII	871.247 - 921.247	93	1.001.671.258
XIV	921.248 - 971.248	117	1.329.604.388
XV	971.249 - 1.021.249	93	1.113.113.737
XVI	1.021.250 - 1.071.250	78	983.999.676
XVII	1.071.251 Y MAS	606	11.546.873.468
	TOTAL	**4.591**	**40.559.970.313**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0122	Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	150.708.400.000
A0123	Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	869.312.497.826
A0131	Superintendencia de Seguros	2.000.000.000
A0185	Comisión Nacional de Valores (CNV)	3.375.000.000
A0621	C.A. Metro de Caracas (CAMETRO)	43.092.245.307
A0653	Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA)	390.000.000
A0808	Fondo de Crédito Industrial (FONCREI)	17.200.000.000
A0840	Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	110.644.530.883
A0846	Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	22.611.177.222
A0906	Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	950.000.000
A0944	Superintendencia de Seguridad Social	250.000.000
E7400	Distrito Metropolitano de Caracas	35.000.000.000
E7500	Distrito del Alto Apure	85.111.094.176
	TOTAL	**1.340.644.945.414**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	101.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	101.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	101.000.000
				S0135 - Asociación Venezolana de Presupuesto Público (A.V.P.P.)	12.000.000
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE)	89.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	2.500.000
4.07	03	00	00	Transferencias al Exterior	2.500.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	2.500.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	2.500.000
				I0127 - International Savings Bank Institute	2.500.000

PROGRAMA: 01 - Dirección Superior

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Ejercer la rectoría de la política económica, fiscal y financiera del Estado, bienes públicos y participar en la coordinación de la política monetaria	Política / Informe	213.076	8.495.384.745
Coordinar y formular políticas de bienes de la República, actividades aseguradoras, caja de ahorro, inspección y fiscalización, control interno y contabilidad pública	Audiencia / Reunión	456	805.764.219
Planificar y dirigir la política fiscal, en el marco de la Administración Financiera del Estado, supervisar y regular el Sistema Financiero y participar en la coordinación de la política monetaria	Audiencia / Reunión	240	1.135.063.176
Asesorar en materia legal, fiscal, financiera, aduanera y administrativa a los distintos niveles jerárquicos del Ministerio de Finanzas	Asesoría Jurídica	2.867	987.950.068
Planificar, coordinar y ejecutar las políticas en las áreas de organización, procesos, programación y presupuesto del Ministerio	Proyecto / Formato	196	3.005.956.745
Evaluar el sistema de control interno, incluyendo el grado de operatividad y eficacia de los sistemas de administración e información gerencial, auditar estados financieros, determinando su confiabilidad	Auditoria	965	4.265.296.254
Definir y dictar políticas y normas en materia tecnológica y de sistemas, con la finalidad de proporcionar y garantizar un servicio acorde con la plataforma existente	Hora / Hombre	60.827	8.022.954.332
Rediseñar los procesos de la administración financiera de los entes gubernamentales y fortalecer los mecanismos de control de las transacciones, para que garanticen una gestión eficiente al Estado Venezolano	Reunión / Informe	228	19.283.506.695
Elaborar y divulgar las estadísticas físicas de la República, de acuerdo a los estándares nacionales e internacionales y coordinar la política económica y financiera del Estado	Política / Informe	1.101	864.959.196
Establecer un sistema de información de administración de divisas, compatible con la política cambiaria, la cual se nutrirá de un sistema referencial de precios internacionales	Reunión / Informe	1.123.134	20.218.051.360
Coadyuvar en la rectoría de los órganos públicos que ejercen la supervisión y control del Sistema Financiero	Audiencia / Reunión	8	500.000.000
TOTAL			**67.584.886.790**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	34.590.675.141
	- Recursos Ordinarios	34.590.675.141
4.02	Materiales y Suministros	3.282.751.056
	- Recursos Ordinarios	3.282.751.056
4.03	Servicios no Personales	24.003.665.353
	- Recursos Ordinarios	9.659.437.511
	- Programas y Proyectos	14.344.227.842
	• Programa de Reforma y Gestión de las Finanzas Publicas	14.344.227.842
4.04	Activos Reales	5.407.795.240
	- Recursos Ordinarios	5.407.795.240
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
	- Recursos Ordinarios	200.000.000
4.07	Transferencias	100.000.000
	- Recursos Ordinarios	100.000.000
	TOTAL	**67.584.886.790**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	328	2.696.395.518
- Directivo	52	721.997.604
- Profesional y Técnico	153	1.409.279.316
- Administrativo	107	466.229.820
- Obrero	16	98.888.778
Personal Contratado	869	8.746.727.160
- Empleado	869	8.746.727.160
TOTAL	**1.197**	**11.443.122.678**

PROGRAMA: 02 - Inspección y Fiscalización

UNIDAD EJECUTORA: Dirección General de Inspección y Fiscalización

La Dirección de Inspección y Fiscalización, continuará ejecutando las acciones necesarias, orientadas hacia la consecución de sus metas y objetivos, las cuales están contenidas en los planes y programas de trabajo anuales, entre los cuales se destacan:

- Análisis, sustanciación y decisión de 10.335 casos, de los cuales 9.000 corresponden a importaciones, 800 por exportaciones, 40 casos de deuda privada externa y 495 por concepto de desbloqueo, reversos y reintegros de divisas por exceso en tarjeta de crédito.

- Extender la actividad de notificar los autos de apertura de procedimiento administrativo, a empresas domiciliadas en la Gran Caracas y en el resto del país.

- Fortalecimiento del área técnico-legal, para que sirva de apoyo y asesoría a los módulos de importación, exportación, deuda privada externa y tarjetas de crédito, en todo lo relacionado con la liberación y ejecución de garantías, emisiones de anteproyectos de decisión administrativa de reintegro o venta de divisas. Por otra parte, analizar los casos por presunta infracción al régimen cambiario, realizar seguimiento constante a expedientes por juicios en los Tribunales y emitir los dictámenes con respecto a los recursos interpuestos por ante el despacho.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Analizar los casos de importación, exportación y deuda y procesar, desbloquear y realizar reintegros de divisas de la tarjeta de crédito	Expediente / Visita	10.335	5.002.197.112
TOTAL			**5.002.197.112**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.761.026.836
	- Recursos Ordinarios	4.761.026.836
4.02	Materiales y Suministros	131.198.911
	- Recursos Ordinarios	131.198.911
4.03	Servicios no Personales	83.317.365
	- Recursos Ordinarios	83.317.365
4.04	Activos Reales	26.654.000
	- Recursos Ordinarios	26.654.000
	TOTAL	**5.002.197.112**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	91	896.566.740
- Directivo	14	173.519.304
- Profesional y Técnico	62	657.225.996
- Administrativo	15	65.821.440
Personal Contratado	15	82.187.280
- Empleado	15	82.187.280
TOTAL	**106**	**978.754.020**

PROGRAMA: 03 - Servicios Técnicos de Apoyo

UNIDAD EJECUTORA: Dirección General de Servicios

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Lograr la consolidación de las actividades que realizan las direcciones adscritas, a los fines de establecer los controles necesarios que garanticen el cumplimiento de las políticas de administración	Reunión / Informe	13.842	11.764.807.152
Planificar, ejecutar y controlar los servicios administrativos y financieros del Ministerio de Finanzas	Formato	422.344	4.864.293.369
Planificar, coordinar y tramitar la adquisición de bienes y servicios administrativos	Acta / Inventario	72.659	16.204.009.650
TOTAL			**32.833.110.171**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.985.786.949
	- Recursos Ordinarios	6.985.786.949
4.02	Materiales y Suministros	426.720.878
	- Recursos Ordinarios	426.720.878
4.03	Servicios no Personales	14.876.510.000
	- Recursos Ordinarios	14.876.510.000
4.04	Activos Reales	330.483.740
	- Recursos Ordinarios	330.483.740
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	10.213.608.604
	- Recursos Ordinarios	10.213.608.604
	TOTAL	**32.833.110.171**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	166	1.226.646.972
- Directivo	15	184.509.216
- Profesional y Técnico	73	707.271.060
- Administrativo	78	334.866.696
Personal Contratado	82	431.129.892
- Empleado	82	431.129.892
TOTAL	**248**	**1.657.776.864**

PROGRAMA: 04 - Oficina Nacional de Crédito Público

UNIDAD EJECUTORA: Oficina Nacional de Crédito Público

La Oficina Nacional de Crédito Público, como el ente rector del Sistema de Gestión y Administración de la Deuda Pública (SIGADE), tiene la misión de llevar a cabo la ejecución de estrategias de endeudamiento de la República, así como una eficiente administración de la deuda pública interna y externa, así como la programación, utilización y control de los medios de financiamiento que se obtengan mediante operaciones de crédito público.

Para el próximo ejercicio económico, continuará prestando apoyo al Despacho del Ministro de Finanzas en las diferentes visitas que se realizarán a los centros financieros internacionales, a través de un conjunto de presentaciones y reuniones con los principales inversionistas en títulos de la deuda pública de mercados emergentes, estableciendo un canal de comunicación directa con los medios especializados de información, agencias de calificación de riesgo, analistas de mercado y principales fondos de inversión en el mundo.

Por otra parte, se tiene previsto cumplir durante el año 2005 con las siguientes actividades:

- Analizar y tramitar emisiones de bonos internos y operaciones de crédito externo.
- Realizar operaciones de canjes, recompras, cancelaciones anticipadas, sustituciones y renovaciones; relacionadas con instrumentos de endeudamiento público interno.
- Registrar y controlar emisiones y colocaciones deuda pública interna (SIGADE).
- Registrar préstamos y operaciones de la deuda pública externa e interna de la República y los entes descentralizados en el Sistema SIGADE.
- Actualizar y colocar préstamos u operaciones de la deuda pública externa e interna en los sistemas SIGADE y SIGECOF.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar, analizar y negociar, operaciones de crédito publico en el ámbito interno y externo; así como actividades de la República con organismos financieros internacionales	Convenio	6.845	11.063.313.153
Administrar la deuda pública nacional, en el cumplimiento de los términos y condiciones contractuales de las operaciones de crédito público	Operaciones de Crédito	14.519	2.012.698.121
TOTAL			**13.076.011.274**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.076.011.274
	- Recursos Ordinarios	4.076.011.274

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.02	Materiales y Suministros	100.000.000
	- Recursos Ordinarios	100.000.000
4.03	Servicios no Personales	4.800.000.000
	- Recursos Ordinarios	4.800.000.000
4.04	Activos Reales	4.100.000.000
	- Recursos Ordinarios	4.100.000.000
	TOTAL	**13.076.011.274**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	64	562.760.133
- Directivo	21	262.951.572
- Profesional y Técnico	18	178.631.604
- Administrativo	18	80.975.748
- Obrero	7	40.201.209
Personal Contratado	39	408.529.440
- Empleado	39	408.529.440
TOTAL	**103**	**971.289.573**

PROGRAMA: 11 - Control y Fiscalización de Cajas de Ahorro, Fondos de Empleados y Similares

UNIDAD EJECUTORA: Superintendencia de Cajas de Ahorro

La Superintendencia de Cajas de Ahorro tiene como misión vigilar, controlar, inspeccionar, fiscalizar y regular las Cajas de Ahorro y Fondos de Ahorros a nivel nacional, con el fin de garantizar una eficiente administración de los ahorros de sus asociados y lograr que alcancen un funcionamiento acorde con la realidad económica del país, sirviendo como excelente alternativa, para que los trabajadores solucionen o minimicen las necesidades socio-económicas en el corto y mediano plazo.

Según los registros, existen 1.157 cajas de ahorro y fondos de ahorro, las cuales deben remitir trimestral y anualmente sus estados financieros, para ser revisados, procesados y analizados para la obtención de datos estadísticos y aplicación de los indicadores financieros, lo que constituye el marco de información básico para la programación de las actividades de inspección de carácter contable y/o legal.

Para alcanzar estos objetivos la Superintendencia actuará en áreas legal, contable-financiera, estadística y administrativa, cumpliendo con los objetivos que a continuación se citan:

- Realizar 800 inspecciones contables - administrativas a las cajas y fondos de ahorro.

- Registrar e inscribir 40 asociaciones de ahorro y 235 firmas de contadores públicos.
- Analizar 800 estados financieros presentados por las cajas y fondos de ahorro.
- Dar respuesta a 678 solicitudes de prórroga para la presentación de los informes de auditoria externa y los balances de cierre durante el ejercicio.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Fiscalizar, controlar, vigilar y supervisar los procedimientos legales, administrativos, contables y financieros de las cajas de ahorro y fondos de ahorro	Fiscalización	24.607	4.065.894.225
TOTAL			**4.065.894.225**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.493.131.661
	- Recursos Ordinarios	3.493.131.661
4.02	Materiales y Suministros	100.020.064
	- Recursos Ordinarios	100.020.064
4.03	Servicios no Personales	399.700.000
	- Recursos Ordinarios	399.700.000
4.04	Activos Reales	70.542.500
	- Recursos Ordinarios	70.542.500
4.07	Transferencias	2.500.000
	- Recursos Ordinarios	2.500.000
	TOTAL	**4.065.894.225**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	87	743.253.954
- Directivo	5	74.786.532
- Profesional y Técnico	48	482.041.008
- Administrativo	17	76.571.160
- Obrero	17	109.855.254
Personal Contratado	18	107.976.948
- Empleado	18	107.976.948
TOTAL	**105**	**851.230.902**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	2.500.000
4.07	03	00	00	Transferencias al Exterior	2.500.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	2.500.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el exterior	2.500.000
				I0127 - International Savings Bank Institute	2.500.000
				- Recursos Ordinarios	2.500.000

PROGRAMA: 13 - Adiestramiento y Formación Profesional en Administración y Hacienda Pública

UNIDAD EJECUTORA: Adiestramiento y Formación Profesional en Administración y Hacienda Pública

La Escuela Nacional de Administración de Hacienda Pública, tiene como misión cumplir con la política de formación de los recursos humanos requeridos por el Ministerio de Finanzas y demás entes de la Administración Pública Centralizada y Descentralizada, a fin de lograr una administración eficiente y eficaz para alcanzar las metas propuestas en el proceso de modernización y reestructuración que se viene realizando, lo cual permitirá a la institución desarrollar las siguientes acciones durante ejercicio fiscal 2005:

- Programar y desarrollar las actividades académicas correspondientes a los postgrados, licenciatura y cursos de extensión.
- Reorientar la actividad académica y cultural, con un criterio práctico que le de carácter de aplicación a todo lo que se enseña en la institución.
- Fortalecer la relación docencia - investigación en las áreas: tributaria, económico - financiero y jurídica.
- Desarrollar programas capaces de integrar la actividad de la ENAHP-IUT a los Planes de la Nación, a los fines que los recursos humanos formados, participen en la ejecución de la política fiscal y económica que adelanta el Ministerio de Finanzas.
- Procurar que la comunidad universitaria, esté siempre dispuesta a una permanente actualización de sus conocimientos.
- Lograr el desarrollo de una tecnología propia, elaborar material de apoyo a las actividades docentes y de investigación, así como estimular la creatividad, a fin de eliminar gradualmente la dependencia.
- Estimular la vocación de servicio público, así como la moral y ética administrativa en su personal docente y fundamentalmente en el estudiantado.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Formar y capacitar a los funcionarios de la Administración Pública en las áreas de aduanas, rentas, gasto público, crédito público, finanzas públicas y comercio exterior	Egresado	39.617	6.351.971.055
Incorporar al plan de carrera a los estudiantes regulares y nuevos que deseen seguir estudiando	Participante	39.737	2.414.953.152
TOTAL			**8.766.924.207**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.885.684.207
	- Recursos Ordinarios	6.885.684.207
4.02	Materiales y Suministros	323.000.000
	- Recursos Ordinarios	323.000.000
4.03	Servicios no Personales	524.000.000
	- Recursos Ordinarios	524.000.000
4.04	Activos Reales	834.240.000
	- Recursos Ordinarios	834.240.000
4.07	Transferencias	200.000.000
	- Recursos Ordinarios	200.000.000
	TOTAL	**8.766.924.207**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	118	954.420.955
- Directivo	18	222.233.520
- Profesional y Técnico	28	257.116.464
- Administrativo	32	137.582.904
- Obrero	40	337.488.067
Personal Fijo a Tiempo Parcial	358	1.694.953.152
- Profesional y Técnico	358	1.694.953.152
Personal Contratado	25	173.207.856
- Empleado	25	173.207.856
TOTAL	**501**	**2.822.581.963**

PROGRAMA: 14 - Administración de Recursos Humanos

UNIDAD EJECUTORA: Dirección General de Servicios

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Registrar, controlar, capacitar y asesorar al personal del Ministerio de Finanzas	Movimiento	2.398	21.430.799.279

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Ejecutar los programas destinados a seguridad y bienestar social para los empleados, obreros y sus familias, así como el personal jubilado y pensionado	Programa	4.582	104.487.075.498
Prestar atención médica integral a todos los funcionarios que laboran en el Ministerio de Finanzas y sus entes adscritos, con el fin de mejorar la calidad de vida de los mismos	Paciente Atendido	120.213	2.122.100.872
Desarrollar los programas y actividades en pro de la formación integral de los hijos del personal del Ministerio de Finanzas y sus entes adscritos	Alumno	225	1.033.542.844
Cumplir con los diferentes convenios suscritos entre el Ejecutivo Nacional y las distintas federaciones afiliadas a la C. T. V., derivadas de la contratación colectiva del personal obrero	Convenio	42.346	56.467.642.203
TOTAL			**185.541.160.696**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	109.231.254.041
	- Recursos Ordinarios	109.231.254.041
4.02	Materiales y Suministros	1.973.420.510
	- Recursos Ordinarios	1.973.420.510
4.03	Servicios no Personales	1.500.000.000
	- Recursos Ordinarios	1.500.000.000
4.04	Activos Reales	57.000.000
	- Recursos Ordinarios	57.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	350.000.000
	- Recursos Ordinarios	350.000.000
4.07	Transferencias	72.429.486.145
	- Recursos Ordinarios	72.429.486.145
	TOTAL	**185.541.160.696**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.765	14.120.524.674
- Directivo	11	139.493.076
- Profesional y Técnico	98	832.133.220
- Administrativo	57	247.360.044
- Obrero	1.599	12.901.538.334
Personal Contratado	41	234.887.136
- Empleado	41	234.887.136
TOTAL	**1.806**	**14.355.411.810**

PROGRAMA: 15 - Dirección y Coordinación del Sistema Nacional de Presupuesto

UNIDAD EJECUTORA: Oficina Nacional de Presupuesto

La Oficina Nacional de Presupuesto, en su condición de organismo rector del Sistema Presupuestario Público Nacional, en concordancia con las políticas y objetivos del Desarrollo Económico y Social del País, estipulados en los planes a corto y mediano plazo, acometerá acciones que faciliten la toma de decisiones, sustentada en la oportuna medición de los rendimientos económicos y sociales del gasto público de los entes y órganos del Sector Público. Para ello, la Institución se plantea los siguientes objetivos:

- Aumentar la efectividad en los procesos de asesoría, conducción, control y evaluación de la gestión presupuestaria, en concordancia a la normativa legal vigente establecida en la Ley Orgánica de la Administración Financiera del Sector Público (L. O. A .F. S. P.).

- Continuar evaluando la reglamentación vigente conforme a lo establecido en la L. O. A .F. S. P., gestionando su cumplimiento y supervisión, de acuerdo a los parámetros y especificaciones establecidas en materia presupuestaria y financiera, en especial la modificación del Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público sobre el Sistema Presupuestario.

- Supervisar y evaluar el proceso de formulación presupuestaria de los entes y órganos del Sector Público.

- Elaborar el Proyecto y Ley de Presupuesto, Presupuesto Consolidado, Información Global del Presupuesto del año anterior y siguiente, presentado a la Asamblea Nacional, Ley del Marco Plurianual, Memoria y Cuenta.

- Coordinar, conjuntamente con el Ministerio de Planificación y Desarrollo, con la elaboración de los planes operativos anuales, fundamentados en los lineamientos sociales, económicos y financieros, previstos en el Plan de la Nación y reflejados en el Presupuesto Público Nacional.

- Modernizar y consolidar la plataforma tecnológica de la Oficina, apuntando hacia la incorporación de software y hardware, que permita desarrollar e instalar los siguientes sistemas informáticos:

    - Desarrollar el sistema de los procesos de evaluación y control de la ejecución del Presupuesto Público Nacional, en ambiente Web, con énfasis en las asesorías permanentes, en cuanto al manejo y utilidad a los usuarios.

    - Dar continuidad al desarrollo de los sistemas de evaluación y ejecución de la programación con la gestión administrativa.

- Dar continuidad al desarrollo de proyección de tendencias y simulación de escenarios en la formulación del presupuesto.
- Implementación del Sistema de Formulación del Presupuesto Público Nacional (SIFPRE), bajo ambiente Web.
- Dar continuidad a la consolidación de la página Web de la Oficina.
- Adquisición de equipos de telecomunicaciones para la red de comunicación interna y externa que maneja la ONAPRE.
- Dar continuidad en el desarrollo del proceso de consolidación del Sistema de Gestión y Control de las Finanzas Públicas.
- Dar continuidad en el desarrollo de los Sistemas y Programas que faciliten la gestión administrativa interna en las áreas de compras y suministros, correspondencia, documentación, control y ejecución presupuestaria financiera.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Realizar cambios estructurales y de procesos de mayor impacto para el mejoramiento del sistema presupuestario	Proceso	1	35.058.670.711
TOTAL			**35.058.670.711**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	28.615.200.000
	- Recursos Ordinarios	28.615.200.000
4.02	Materiales y Suministros	430.940.000
	- Recursos Ordinarios	430.940.000
4.03	Servicios no Personales	3.290.892.750
	- Recursos Ordinarios	3.290.892.750
4.04	Activos Reales	1.421.660.264
	- Recursos Ordinarios	1.421.660.264
4.07	Transferencias	1.299.977.697
	- Recursos Ordinarios	1.299.977.697
	TOTAL	**35.058.670.711**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	262	3.824.199.565
- Directivo	37	714.690.324
- Profesional y Técnico	145	2.451.410.800
- Administrativo	37	313.747.570
- Obrero	43	344.350.871
Personal Contratado	13	210.503.304
- Empleado	13	210.503.304
TOTAL	**275**	**4.034.702.869**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	12.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	12.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	12.000.000
				S0135 - Asociación Venezolana de Presupuesto Público (A. V. P. P.)	12.000.000
				- Recursos Ordinarios	12.000.000

PROGRAMA: 16 - Oficina Nacional del Tesoro

UNIDAD EJECUTORA: Oficina Nacional del Tesoro

La Oficina Nacional del Tesoro es el órgano rector del Sistema de Tesorería, actuando como unidad especializada para la gestión financiera del tesoro, la coordinación de la planificación financiera del sector público nacional y las demás actividades propias del servicio de tesorería nacional, con la finalidad de promover la optimización del flujo de caja del tesoro, bajo la modalidad de Cuenta Única del Tesoro.

A esta Oficina le corresponden, los siguientes objetivos:

- Percepción y presentación de la cuenta de los ingresos fiscales a través de la recepción, conciliación y registro de la información de los productos en numerario, correspondientes a los ingresos nacionales y de los pagos autorizados y efectuados de acuerdo con lo establecido en la Ley de Presupuesto.

- Hacer los pagos que conforme a la Ley de Presupuesto, soliciten los organismos ordenadores de pago.

- Programar y elaborar el flujo de caja del Tesoro Nacional.

- Administrar el Sistema de Cuenta Única del Tesoro, entre otros.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar la planificación financiera del Sector Público Nacional y ejercer las actividades propias del servicio de Tesorería Nacional, con la finalidad de optimizar el flujo de caja del Tesoro, bajo la modalidad de Cuenta Única	Asiento / Formulario	4.780.321	5.771.694.012
TOTAL			**5.771.694.012**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.566.084.012
	- Recursos Ordinarios	3.566.084.012
4.02	Materiales y Suministros	537.070.000
	- Recursos Ordinarios	537.070.000
4.03	Servicios no Personales	1.177.340.000
	- Recursos Ordinarios	1.177.340.000
4.04	Activos Reales	491.200.000
	- Recursos Ordinarios	491.200.000
	TOTAL	**5.771.694.012**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	74	605.978.885
- Directivo	13	162.177.228
- Profesional y Técnico	29	268.915.920
- Administrativo	12	52.399.272
- Obrero	20	122.486.465
Personal Contratado	44	379.473.216
- Empleado	44	379.473.216
TOTAL	**118**	**985.452.101**

PROGRAMA: 17 Oficina Nacional de Contabilidad Pública

UNIDAD EJECUTORA: Oficina Nacional de Contabilidad Pública

La Oficina Nacional de Contabilidad Pública, tiene como objetivos incrementar y mantener un sistema moderno, integral e integrado del control interno de la Administración Pública Nacional, con el propósito de promover y garantizar el cumplimiento de la normativa legal, la eficiencia y economía en el empleo de los recursos públicos y la eficacia en el logro de los objetivos, así como disponer de información contable veraz, útil y oportuna, que constituya una herramienta fundamental para la toma de decisiones por parte del Poder Ejecutivo, que facilite el ejercicio del control externo a cargo de la Contraloría General de la República.

Esta Oficina, como órgano rector del Sistema de Contabilidad, constituye el eje central de la administración financiera y por lo tanto para el año 2005, realizará una serie de acciones encaminadas a mantener un sistema único para el registro sistemático de todas las transacciones que efectúen las dependencias de los organismos que administren, custodien o manejen fondos o bienes nacionales, entre las cuales se destacan las siguientes:

- Elaborar la Cuenta General de Hacienda Pública.
- Continuar con el proceso de implantación y descentralización del uso del sistema de contabilidad en ministerios y entes de autonomía funcional.
- Proseguir prestando el servicio y la asesoría a los ordenadores de compromisos y pagos de la Administración Central y sus órganos de control interno, para la correcta utilización de los sistemas de control presupuestario y del servicio automatizado funcional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Mantener la operatividad del sistema de contabilidad de la Administración Pública Nacional	Informe	49.356	11.168.976.692
TOTAL			**11.168.976.692**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.429.502.792
	- Recursos Ordinarios	4.429.502.792
4.02	Materiales y Suministros	182.973.900
	- Recursos Ordinarios	182.973.900
4.03	Servicios no Personales	2.657.570.000
	- Recursos Ordinarios	2.657.570.000
4.04	Activos Reales	3.898.930.000
	- Recursos Ordinarios	3.898.930.000
	TOTAL	**11.168.976.692**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	61	507.592.713
- Directivo	14	170.173.392
- Profesional y Técnico	29	256.153.584
- Administrativo	14	59.664.876
- Obrero	4	21.600.861
Personal Contratado	45	752.054.820
- Empleado	45	752.054.820
TOTAL	**106**	**1.259.647.533**

PROGRAMA: 18 - Administración de Financiamiento para el Desarrollo

UNIDAD EJECUTORA: Dirección General de Servicios

Los créditos presupuestarios asignados a esta categoría programática, estarán bajo la responsabilidad del Ministro de Estado de Financiamiento para el Desarrollo, órgano creado mediante Decreto N° 3.128 del 15 de septiembre de 2004, como el órgano asesor del Presidente de la República, en lo referente a la ejecución y seguimiento de las actividades y operaciones previstas en el Decreto con Rango y Fuerza de Ley Marco que regula el Sistema Financiero Público del Estado Venezolano.

El Ministerio de Estado de Financiamiento para el Desarrollo, ejercerá las siguientes atribuciones:

- Participar en la definición de la orientación, objetivos, contenidos y alcances de las políticas sectoriales del Sistema Financiero Público.
- Cooperar en la formulación y evaluación de las políticas y objetivos de las instituciones del Sistema Financiero Público que le estén adscritos.
- Participar en la sesiones del Gabinete Económico.
- Coadyuvar con las instituciones del Sistema Financiero Público en el diseño y aplicación de las líneas de ejecución de sus respectivas políticas sectoriales.
- Diseñar programas de asistencia crediticia, que aseguren a los solicitantes, la simplicidad de los trámites exigidos por las instituciones del Sistema Financiero Público, entre otras.

Para el cumplimiento de tales funciones, coordinará las actividades de las siguientes instituciones financieras:

- Banco Industrial de Venezuela C. A. (BIV)
- Banco de Fomento Regional de los Andes C. A. (BANFOANDES)
- Sociedad Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria (SOGAMPI)
- Banco de Comercio Exterior C. A. (BANCOEX)
- Fondo de Crédito Industrial (FONCREI)
- Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)
- Instituto Nacional para el Desarrollo de la Pequeña y Mediana Industria (INAPYMI)
- Banco de Desarrollo Económico y Social de Venezuela (BANDES)
- Fondo Nacional de Garantía Reciprocas para la Pequeña y Mediana Empresa, S. A. (FONPYME)

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Formular, coordinar y evaluar las políticas orientadas a la protección de la economía social	Asistencia	25	153.825.708.105
TOTAL			**153.825.708.105**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.200.000.000
	- Recursos Ordinarios	1.200.000.000
4.02	Materiales y Suministros	1.020.000.000
	- Recursos Ordinarios	1.020.000.000
4.03	Servicios no Personales	1.100.000.000
	- Recursos Ordinarios	1.100.000.000
4.04	Activos Reales	50.000.000
	- Recursos Ordinarios	50.000.000
4.05	Activos Financieros	71.763.392.629
	- Recursos Ordinarios	37.759.120.000
	- Programas y Proyectos	31.763.392.629
	- Otras Fuentes de Financiamiento	2.240.880.000
4.07	Transferencias	78.692.315.476
	- Recursos Ordinarios	1.440.000.000
	- Programas y Proyectos	77.252.315.476
	TOTAL	**153.825.708.105**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Contratado	26	1.200.000.000
- Empleado	26	1.200.000.000
TOTAL	**26**	**1.200.000.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.05	00	00	00	Activos Financieros	71.763.392.629
4.05	01	00	00	Aportes Directos para Participaciones de Capital	71.763.392.629
4.05	01	04	00	Aportes de Capital a Instituciones Públicas Financieras no Bancarias	71.763.392.629
				A0808 - Fondo de Crédito Industrial (FONCREI)	17.200.000.000
				- Programas y Proyectos	17.200.000.000
				• Apoyo a la Pequeña y Mediana Empresa	17.200.000.000
				A0840 - Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	40.000.000.000
				- Recursos Ordinarios	37.759.120.000
				- Otras Fuentes de Financiamiento	2.240.880.000
				A0846 - Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	14.563.392.629
				- Programas y Proyectos	14.563.392.629
				• Financiamiento directo a las PYMI	14.563.392.629
4.07	00	00	00	Transferencias	78.692.315.476
4.07	01	00	00	Transferencias Corrientes Internas	1.440.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	1.440.000.000
4.07	01	02	08	Transferencias Corrientes a las Instituciones Públicas Financieras no Bancarias	1.440.000.000
				A0846 - Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	1.440.000.000
				- Recursos Ordinarios	1.440.000.000
4.07	02	00	00	Transferencias de Capital Internas	77.252.315.476
4.07	02	02	00	Transferencias de Capital al Sector Público	77.252.315.476
4.07	02	02	08	Transferencias de Capital a Instituciones Públicas Financieras no Bancarias	77.252.315.476
				A0840 - Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	70.644.530.883
				- Programas y Proyectos	70.644.530.883
				• Maquinarias Agrícolas II (Maquinaria China)	4.347.897.410
				• Suministro de Equipamiento Agrícola II (Convenio Bélgica)	29.897.133.473
				• Programa de Maquinaria Iraní	1.935.000.000
				• Maquinarias Agrícolas (Maquinaria China) III	2.580.000.000
				• Modernización de la Producción del Maíz (Maquinaria de Brasil) (Cotia) IV	6.772.500.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO

(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
				• Modernización de la Producción del Maíz y otros Rubros Prioritarios V (Maquinaria de Brasil) IAT	3.225.000.000
				• Importación Maq. Agr.	21.887.000.000
				A0846 - Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	6.607.784.593
				- Programas y Proyectos	6.607.784.593
				• Censo Económico (Registro de Unidades Económicas)	6.301.382.534
				• Consolidación del Parque Industrial de San José de Guanipa - Municipio Guanipa, Estado Anzoátegui	189.760.255
				• Consolidación del Parque Industrial del Tocuyo - Municipio Moran, Estado Lara	72.070.417
				• Desarrollo del Parque Industrial de Cabudare - Municipio Palavecino, Estado Lara	28.920.700
				• Sistema Nacional de Asistencia Técnica	15.650.687

PROGRAMA: 98 - Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Dirección General de Servicios

Este programa tiene como objetivo básico, centralizar los recursos presupuestarios asignados por el Ejecutivo Nacional a todos los entes adscritos al Ministerio de Finanzas, mediante transferencias corrientes y / o aportes de capital, entre los cuales se mencionan a continuación:

- Comisión Nacional de Valores (C.N.V.)
- Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA)
- Superintendencia de Seguridad Social
- Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central
- Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
- Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)
- Superintendencia de Seguros

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Transferir los créditos presupuestarios asignados por el Ejecutivo Nacional a los entes adscritos al Ministerio de Finanzas	Transferencia	8	1.026.985.897.826
TOTAL			**1.026.985.897.826**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.07	Transferencias	1.026.985.897.826
	- Recursos Ordinarios	573.066.759.564
	- Programas y Proyectos	43.335.775.000
	- Otras Fuentes de Financiamiento	410.583.363.262
	TOTAL	**1.026.985.897.826**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	1.026.985.897.826
4.07	01	00	00	Transferencias Corrientes Internas	986.903.147.826
4.07	01	02	00	Transferencias Corrientes al Sector Público	986.903.147.826
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	6.015.000.000
				A0131 - Superintendencia de Seguros	2.000.000.000
				- Recursos Ordinarios	2.000.000.000
				A0185 - Comisión Nacional de Valores (CNV)	3.375.000.000
				- Recursos Ordinarios	3.375.000.000
				A0653 - Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguana (CORPOTULIPA)	390.000.000
				- Recursos Ordinarios	390.000.000
				A0944 - Superintendencia de Seguridad Social	250.000.000
				- Recursos Ordinarios	250.000.000
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	980.888.147.826
				A0122 - Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	150.708.400.000
				- Recursos Ordinarios	150.708.400.000
				A0123 - Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	829.312.497.826
				- Recursos Ordinarios	415.393.359.564
				- Programas y Proyectos	43.335.775.000
				• Financiamiento del Proyecto Rayos X, Aduana	43.000.000.000
				• Proyecto de Modernización SENIAT III	335.775.000
				- Otras Fuentes de Financiamiento	370.583.363.262

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
				A0906 - Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	867.250.000
				- Recursos Ordinarios	867.250.000
4.07	02	00	00	Transferencias de Capital Internas	40.082.750.000
4.07	02	02	00	Transferencias de Capital al Sector Público	40.082.750.000
4.07	02	02	10	Transferencias de Capital a Servicios Autónomos sin Personalidad Jurídica	40.082.750.000
				A0123 - Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	40.000.000.000
				- Otras Fuentes de Financiamiento	40.000.000.000
				A0906 - Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	82.750.000
				- Recursos Ordinarios	82.750.000

PROGRAMA: 99 - Partidas no Asignables a Programas

UNIDAD EJECUTORA: Dirección General de Servicios

Para el año 2005, esta categoría programática tiene como objetivo principal concentrar los fondos previstos para la cancelación del servicio de la deuda pública externa e interna, los cuales son administrados y ejecutados por la Oficina Nacional de Crédito Público, igualmente cumplirá con los siguientes programas y proyectos:

- Asignar los recursos presupuestarios necesarios para llevar a cabo el programa de útiles y textos escolares que efectúa la Federación Nacional de Obreros Dependientes del Estado (FENODE).
- Centralizar créditos presupuestarios para cumplir con obligaciones que se asuman por gastos de remuneraciones y demás retribuciones, transferencias corrientes y aportes de capital, que otorga el Ejecutivo Nacional a C. A., Metro de Caracas, y todos aquellos pagos que realiza la República a Organismos Internacionales, los cuales se mencionan a continuación: Corporación Andina de Fomento (C. A. F.), Banco Mundial y Banco Interamericano de Desarrollo (B. I. D.).

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Cancelación del servicio de la deuda pública y distribución de recursos a Organismos y Programas Especiales	Proceso	1	17.241.186.012.043
TOTAL			**17.241.186.012.043**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.05	Activos Financieros	57.322.171.982
	- Recursos Ordinarios	15.973.043.013
	- Deuda Pública	41.349.128.969
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.916.908.424.693
	- Recursos Ordinarios	5.686.848.344.245
	- Deuda Pública	8.306.171.214.660
	- Otras Fuentes de Financiamiento	923.888.865.788
4.07	Transferencias	120.970.167.501
	- Recursos Ordinarios	120.256.981.130
	- Deuda Pública	713.186.371
4.52	Asignaciones no Distribuidas	2.145.985.247.867
	- Recursos Ordinarios	9.985.247.867
	• Remuneraciones y Demás Retribuciones	9.985.247.867
	- Para Pagos de Compromisos	100.000.000.000
	• Cancelación de Compromisos	100.000.000.000
	- Programas y Proyectos	1.700.000.000.000
	• Programa Social Especial	1.300.000.000.000
	• Programas de Inversión para las Entidades Estadales, Municipios y Otras Instituciones	400.000.000.000
	- Otras Fuentes de Financiamiento	336.000.000.000
	• Cancelación de Compromisos	336.000.000.000
	TOTAL	**17.241.186.012.043**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.05	00	00	00	Activos Financieros	42.322.171.982
4.05	01	00	00	Aportes Directos para Participaciones de Capital	42.322.171.982
4.05	01	05	00	Aportes de Capital a Organismos del Sector Público para el Pago de su Deuda	42.322.171.982
				A0621 - C.A. Metro de Caracas (CAMETRO)	42.322.171.982
				- Recursos Ordinarios	973.043.013
				- Deuda Pública	41.349.128.969
4.07	00	00	00	Transferencias	102.233.034.865
4.07	01	00	00	Transferencias Corrientes Internas	35.770.073.325
4.07	01	02	00	Transferencias Corrientes al Sector Público	35.770.073.325

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.07	01	02	04	Transferencias Corrientes a las Entidades Federales	35.000.000.000
				E7400 - Distrito Metropolitano de Caracas	35.000.000.000
				- Recursos Ordinarios	35.000.000.000
				• Asignación para Pensiones y Jubilaciones de la Alcaldía Mayor	35.000.000.000
4.07	01	02	11	Transferencias Corrientes a Organismos del Sector Público para Financiar Intereses y Otros Gastos Financieros	770.073.325
				A0621 - C.A. Metro de Caracas (CAMETRO)	770.073.325
				- Recursos Ordinarios	56.886.954
				- Deuda Pública	713.186.371
4.07	04	00	00	Situado	66.462.961.540
4.07	04	01	00	Situado Constitucional	66.462.961.540
4.07	04	01	03	Subsidio de Régimen Especial	66.462.961.540
				E7500 - Distrito del Alto Apure	66.462.961.540
				- Recursos Ordinarios	66.462.961.540
4.07	06	00	00	Asignaciones Económicas Especiales	18.648.132.636
4.07	06	01	00	Asignaciones Económicas Especiales	18.648.132.636
				E7500 - Distrito del Alto Apure	18.648.132.636
				- Recursos Ordinarios	18.648.132.636

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	89.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	89.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	89.000.000
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE)	89.000.000
				- Recursos Ordinarios	89.000.000

08. Ministerio de la Defensa

MINISTERIO DE LA DEFENSA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio de la Defensa como ente fundamental de la Administración Pública Nacional, tiene contemplado en sus políticas presupuestarias los lineamientos generales contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001 - 2007, en el Plan de Consolidación Estratégica de la F.A.N., así como las contenidas en su propia gestión ministerial.

En este sentido, el presupuesto se formuló atendiendo en prioridad, los gastos correspondientes al área de personal, cuidado integral de la salud y bienestar del personal civil y militar, y en el incremento de los recursos destinados a gastos de equipos médicos y medicinas.

Para el Ejercicio Fiscal 2005, la cancelación de las remuneraciones y demás beneficios socioeconómicos del Personal Militar y Civil constituye una de las principales áreas del gasto. Este Ministerio se esfuerza en atender los compromisos, que en materia remunerativa decretó el Ejecutivo Nacional, para los funcionarios Públicos en sus diferentes categorías: Personal Militar, Empleados, Obreros, Docentes, Salud, Pensionados y Jubilados.

Para el Personal Militar, se contemplan los recursos para las remuneraciones y pensiones, de acuerdo con las tarifas convenidas en la Directiva Nro. MD-DGSPP-DP-DIRPLA-DIR2003-13-05-003 del 10OCT2003 "Remuneraciones del Personal Militar de la F.A.N", Primas de Frontera, incremento de la Subvención de Alimentación del Personal Militar No Profesional, y mejoras en los beneficios socio económicos que señala esta Directiva por cambios en la Unidad Tributaria.

Para el Personal Civil, se prevén los recursos de acuerdo a las reivindicaciones salariales consagradas en las distintas convenciones colectivas, así como las escalas de sueldo de los empleados y el tabulador del personal obrero, como el salario mínimo, considerando honrar los compromisos que en materia de remuneración decretó el Ejecutivo Nacional, para las diferentes clasificaciones del personal al servicio del Estado, entre los que destacan:

- El IV Convenio Colectivo Marco de los funcionarios de la Administración Pública Nacional FENTRACEP 2003- 2004.
- Ajuste del salario mínimo para los trabajadores de la Administración Pública Nacional según el Decreto Nro. 2.902 de fecha 30 de abril de 2004 publicado en la Gaceta Oficial Nro. 37.928 del 30 de abril de 2004.
- Escala de sueldos del personal de empleados según el Decreto Nro. 2.777 de fecha 23 diciembre de 2003 publicado en la Gaceta Oficial Nro. 37.847 del 29 de diciembre de 2003.
- Tabulador del personal obrero según Decreto Nro. 2.976 de fecha 18 junio de abril de 2004 publicado en la Gaceta Oficial Nro. 37.963 del 18 junio de 2004.
- Se mantendrá una evaluación constante sobre las discusiones de las nuevas convenciones colectivas, a los fines de hacer previsiones necesarias en las estimaciones de gastos de personal.

En el área de Bienestar y Seguridad Social, se ha procurado cubrir las prioridades, previéndose, además el mejoramiento de los servicios de asistencia y dotación de los hospitales militares nacionales con insumos medico quirúrgicos y medicinas, así como la dotación de prendas de vestir al personal militar.

En virtud de las restricciones presupuestarias y los altos costos, los gastos de operación, mantenimiento e inversión, de los sistemas de armas y equipos, se orientan a mantener los niveles de apresto y disponibilidad en condiciones moderadas de operatividad, así como un mínimo mantenimiento de la infraestructura, y el mejoramiento de la calidad de servicio de los hospitales militares.

Los gastos de funcionamiento e inversión para el Ejercicio 2005, son conservadores, ya que se orientan a cubrir primordialmente el mantenimiento de los sistemas de armas y equipos existentes y la adquisición de partes y repuestos que garanticen su vida útil. Igualmente se han destinado recursos a los proyectos de inversión, construcción, mantenimiento y reparación de la infraestructura física, con el fin de continuar con el programa de rescate de las instalaciones que se encuentran en estado crítico.

En consecuencia, dentro de las formas de acción que serán aplicadas por este Ministerio para el cumplimiento de las metas y objetivos se puede señalar:

- Continuar con la política de minimizar la adquisición de sistemas y equipos, reorientando el gasto hacia la recuperación y mantenimiento de los mismos.
- Aplicar medidas de austeridad, con el fin de racionalizar el consumo de servicios básicos.
- Maximizar la eficiencia administrativa de los entes descentralizados para lograr su autofinanciamiento y servir de medio que produzcan un aporte al Fondo de Pensiones.
- Mantener especial atención en el área fronteriza con el objeto de minimizar los problemas de la región.
- Optimizar el suministro de medicamentos y material médico quirúrgico a los diferentes centros hospitalarios y dispensadores de salud, con el propósito de preservar y cubrir la mayor demanda posible, con la mejor calidad de servicio.
- Fortalecer la reserva de los componentes mediante la concentración de este personal en las unidades militares, atendiendo las necesidades de despliegues estratégico.

La Fuerza Armada Nacional continuará cumpliendo su rol como garante de la seguridad y defensa nacional, la defensa de la soberanía y la consolidación de las zonas fronterizas, incrementando su integración con la sociedad civil, maximizando su participación en el desarrollo social y económico nacional a través de la Fundación Proyecto País y otros entes creados para tal fin.

Los Programas Presupuestarios y Entes Adscritos establecerán programas para sincerar sus estructuras organizativas, alineándolas al rol que desempeñan y cumpliendo lo establecido en las Directiva MD-DGSPP-DP-00-13/05/003 del 13 de junio de 2002 "Normas y Procedimientos para la creación, Modificación y Control de las Estructuras Funcionales de las Dependencias del Sector Defensa". El cumplimiento de este procedimiento asegurará que se definan y consoliden las estructuras organizativas; ajustándolas tanto a las necesidades reales, como a la racionalización del gasto en cuanto a recursos financieros y materiales, de manera tal que las mismas contribuyan al eficaz y eficiente cumplimiento de la misión de la F.A.N.

Con el fin último de optimizar el empleo de los recursos presupuestarios asignados y mejorar la vinculación entre los Planes Operativos Anuales de los Programas y el Presupuesto de Gastos; los Planes Operativos Anuales Institucionales se ajustaron dando prioridad a las misiones y necesidades operativas de la F.A.N.

En cuanto a los Proyectos de Inversión para la adquisición de bienes, construcciones de obras, mantenimiento mayor de sistemas y equipos y contratación de servicios a través de operaciones de crédito público, se establecieron los siguientes lineamientos:

- Enfocar sus inversiones hacia la consecución de la misión señalada para la F.A.N. en la Constitución de la República Bolivariana de Venezuela.
- Dirigir sus esfuerzos hacia el manejo de los conceptos contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, así como lo establecido en el Plan Estratégico de la Consolidación de la F.A.N.
- Cumplir con las normas y procedimientos establecidos, donde debe tenerse en cuenta el orden de prioridades adecuación a las condiciones geográfica en el territorio nacional.

La selección de los Proyectos a ser ejecutados durante este Ejercicio Fiscal tendrá como lineamiento estratégico el predominio y la preferencia de los siguientes conceptos:

- Adquisición centralizada de materiales y equipos de uso común.

- Interoperatividad e integración de los sistemas y equipos.
- Sustitución, modernización y mantenimiento mayor de sistemas de armas y equipos así como su logística.
- Implementación de un sistema logístico integrado.
- Estandarización de sistemas y equipos.
- Integración progresiva de Centros de Mantenimiento.
- Integración activa en el desarrollo social de la nación.

Los procesos de formulación, registro, ejecución, seguimiento, control y evaluación de los Proyectos de Inversión que serán financiados a través de operaciones de crédito público, deberá ajustarse estrictamente a lo establecido en la Directiva General MD-DGSPP-DIRPLA-DIR2001-13-05/10 del 01AGO01. Se hará énfasis especial en los desembolsos requeridos en función de los cronogramas de entrega de bienes o servicios, y de las valuaciones para las obras civiles. Estos cronogramas son de vital importancia en virtud de que los desembolsos de la Ley Especial de Endeudamiento 2005 estarán contenidos en la Ley de Presupuesto 2005.

Los gastos de inversión para la construcción de nuevas infraestructuras, deben justificarse y efectuarse el estudio de factibilidad, así como el impacto sobre la misión y de qué forma contribuyen al logro de la misma. Este tipo de inversiones deberá ajustarse a los lineamientos generales establecidos en el Plan Estratégico de Consolidación de la F.A.N. (2000-2010).

Los Programas Presupuestarios y Entes Adscritos al Ministerio de la Defensa contemplarán los compromisos validamente adquiridos, que no puedan ser causados al 31 de diciembre de 2004 y las obligaciones contraídas durante ejercicios anteriores, esencialmente aquellas relacionadas con los servicios básicos y los compromisos laborales generados por concepto de Contratación Colectiva y/u otros mecanismos legales.

Las Unidades Administradoras Centrales, en función de minimizar las obligaciones presupuestarias con los diferentes acreedores, deberá normalizar el procedimiento para la cancelación de los diferentes compromisos pendientes de pago, por lo que priorizará la forma de los pagos que deban efectuar, especialmente lo relacionado con pasivos laborales y por orden cronológico, asignándole la máxima prioridad a las más antiguas.

Con respecto a los gastos considerados como seguridad y defensa, los programas deberán tomar en cuenta todo los aspectos relacionados con las operaciones fronterizas, de inteligencia y operaciones militares, contemplados en el Artículo 12 de la Reforma Parcial del Reglamento de la Ley Orgánica de la Contraloría General de la República, publicada en la Gaceta Oficial Nro. 37.169 del 29 de marzo del 2001.

Finalmente, hay que enfatizar que la Fuerza Armada Nacional, es una institución flexible eficiente y efectiva, que en los actuales momentos cuenta con moderado nivel de apresto operacional para la acción conjunta, que cuenta con un excelente equipo humano para atender las exigencias actuales en cuanto a la seguridad y defensa se refiere y que es capaz de contribuir activamente con el desarrollo nacional y garantizar el orden interno, por lo cual se plantea objetivos encaminados a la preservación de la misma, los cuales se pueden enunciar de la siguiente manera:

- Mantener y mejorar el nivel actual de apresto operacional, con el fin de garantizar la seguridad integral del Estado Venezolano, participando activamente en la consecución de los intereses estratégicos.
- Ajustar la estructura de los entes descentralizados a su razón de ser; para su inclusión en el Título III de la Ley de Presupuesto, en atención a lo dispuesto en el Artículo 30 de la Ley Orgánica de Administración Financiera del Sector Público, con un manejo gerencial que le permita llegar a nivel óptimo dentro de cada Organismo, con el fin de consolidar el nivel de efectividad y competitividad que garanticen el apoyo a la misión de la Fuerza Armada Nacional establecida en la Constitución Bolivariana de Venezuela.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Desarrollar, coordinar y tramitar las actividades administrativas del Sector Defensa	Actividad administrativa	120	447.456.719.070
Formación del personal militar básica	Cadete	800	8.709.874.235
Capacitación del personal militar y civil profesional	Alumno	150	572.678.528
Levantamiento cartográfico y aereocartográfico	Estudio	36	1.547.501.963
Inspección de las unidades militares	Inspección	1.000	484.307.005
Especialización personal militar profesional	Alumno	50	2.089.546.259
Proporcionar la logística de las operaciones de la defensa de la nación	Apoyo	10	1.441.712.120
Inteligencia militar para el desarrollo y empleo estratégico de la FAN	Estudios	750	13.536.373.587
Apoyar las operaciones militares	Apoyo	10	2.389.567.767
Realizar la concentración, selección y alistamiento de los Contigentes de la FAN	Alistado	25.000	5.322.198.451
Seguridad y mantenimiento de las instalaciones del M.D.	Hora /hombre	3.024.000	5.736.761.931
Cumplir con los beneficios socioeconómicos del personal militar y civil y un adecuado abastecimiento de insumos que garantice las funciones administrativas de las unidades y dependencias del Ejército	Actividad	100	496.261.194.020
Garantizar la operatividad, suministro de bienes y servicios, capacitación y administración del recurso humano	Actividad	5	241.928.491.833
Administrar y normar diferentes procedimientos administrativos	Actividad	430	239.251.669.207
Coordinar actividades para optimizar la operatividad del componente con el objeto de cooperar en el mantenimiento de la seguridad y defensa de la nación	Actividad	915.914	456.393.143.259
Prestar seguridad al ciudadano presidente de la República Bolivariana de Venezuela y a sus familiares, así como a los altos dignatarios que visitan al país	Hora/Hombre	804.560	7.127.121.959

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Prestar seguridad al ciudadano presidente de la República Bolivariana de Venezuela, así como el resguardo de las instalaciones presidenciales	Hora/Hombre	758.835	12.003.861.243
Velar por la administración de la justicia castrense de acuerdo a las disposiciones de la Ley Orgánica de las Fuerzas Armadas Nacionales y su Reglamento	Actividad	534	5.858.475.584
Defender, sentenciar, indicar acusar y decidir en el proceso penal militar	Investigación	1.744.530	174.149.625
Custodiar y resguardar a los procesados militares	Procesado	380	58.413.408
Proporcionar los abastecimiento Clase II requeridos por la FAN	Plan	4	536.995.522.011
Proporcionar los abastecimiento Clase V requeridos por la FAN	Plan	4	1.937.059.710
Adquirir, operar y distribuir material y equipo de comunicaciones de uso común para la FAN	Plan	6	3.502.382.134
Ejecutar mantenimiento mayor y menor de inmuebles, construcciones e infraestructura e instalaciones requeridas por la FAN	Plan	4	17.630.718.914
Planificar y ejecutar la elaboración de programas y trabajos de artes gráficas	Plan	4	628.375.645
Análisis legales de las causas que causarán en la Corte Marcial	Expediente	3.000	2.402.146.157
Apoyar el bienestar social del personal militar y civil de la FAN	Usuario	17.167	20.028.516.231
Fortalecer la cobertura de la red sanitaria militar	Paciente	741.992	217.499.246.825
Garantizar la disciplina y la eficiencia en la ejecución de los recursos financieros afectos al Sector Defensa a través del control, vigilancia y fiscalización de los bienes asignados a la FAN	Fiscalización	125	7.613.821.092
Apoyo financiero a organismos del Sector Público	Bolívares	1	600.732.771.545
TOTAL			**3.357.314.321.318**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración Central	489.287.240.916
02	Defensa Terrestre	496.261.194.020
03	Defensa Naval	241.928.491.833
04	Defensa Aérea	239.251.669.207
05	Cooperación	456.393.143.259
06	Guardia Presidencial	19.130.983.202
07	Justicia Militar	6.091.038.617
08	Servicio de Apoyo	560.694.058.414
09	Corte Marcial	2.402.146.157
10	Bienestar y Seguridad Social	237.527.763.056
11	Contraloría General de la FAN	7.613.821.092
98	Asignaciones a Organismos del Sector Público	600.732.771.545
	TOTAL	**3.357.314.321.318**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**1.855.754.191.170**
	- Recursos Ordinarios	1.855.754.191.170
4.02	Materiales y Suministros	**190.683.176.038**
	- Recursos Ordinarios	190.683.176.038
4.03	Servicios no Personales	**117.187.084.122**
	- Recursos Ordinarios	117.187.084.122
4.04	Activos Reales	**500.363.485.750**
	- Recursos Ordinarios	17.085.564.432
	- Programas y Proyectos	483.277.921.318
	• Proyectos del Ministerio de la Defensa	479.338.261.318
	• Plan de Recuperación Estratégica de los Sistemas de Sensores, Comunicaciones y Armas de la Defensa Aérea	3.939.660.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**10.000.000**
	- Recursos Ordinarios	10.000.000
4.07	Transferencias	**633.621.423.317**
	- Recursos Ordinarios	556.606.163.317
	- Otras Fuentes de Financiamiento	77.015.260.000
4.51	Gastos de Defensa y Seguridad del Estado	**59.694.960.921**
	- Recursos Ordinarios	59.694.960.921
	TOTAL	**3.357.314.321.318**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	151.257	745.225.817.972
- Directivo	11	136.319.445
- Profesional y Técnico	3.826	38.203.712.329
- Personal Administrativo	5.597	29.688.683.116
- Personal Docente	794	9.094.079.328
- Personal Médico	1.069	7.443.716.078
- Personal Militar	126.804	596.783.245.260
- Obrero	13.156	63.876.062.416
Personal Fijo a Tiempo Parcial	173.051	18.790.939.161
- Profesional y Técnico	138	496.716.938
- Personal Administrativo	59	103.706.099
- Personal Docente	1.102	6.976.411.524
- Personal Médico	179	729.188.276
- Personal Militar	171.573	10.484.916.324
Personal Contratado	936	6.796.162.944
- Empleado	785	6.164.675.736
- Obrero	151	631.487.208
TOTAL	**325.244**	**770.812.920.077**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	248.304	194.772.333.118
II	321.236 - 371.236	12.232	51.782.580.656
III	371.237 - 421.237	13.236	63.389.365.139
IV	421.238 - 471.238	7.455	39.480.822.910
V	471.239 - 521.239	8.664	51.578.733.531
VI	521.240 - 571.240	6.067	40.006.013.169
VII	571.241 - 621.241	3.673	26.345.831.716
VIII	621.242 - 671.242	2.762	21.405.603.178
IX	671.243 - 721.243	3.272	27.187.597.985
X	721.244 - 771.244	3.188	28.520.965.317
XI	771.245 - 821.245	2.867	27.332.484.909
XII	821.246 - 871.246	1.434	14.456.401.114
XIII	871.247 - 921.247	1.432	15.379.392.904
XIV	921.248 - 971.248	1.679	19.049.329.620
XV	971.249 - 1.021.249	1.335	16.026.463.493
XVI	1.021.250 - 1.071.250	697	8.817.924.633
XVII	1.071.251 Y MAS	6.947	125.281.076.685
	TOTAL	**325.244**	**770.812.920.077**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0005	Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	**13.227.881.350**
	- Recursos Ordinarios	13.227.881.350
A0044	Instituto de Oficiales de las Fuerzas Armadas en situación de Retiro (IORFAN)	**1.521.456.095**
	- Recursos Ordinarios	1.521.456.095
A0050	Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	**541.791.553.712**
	- Recursos Ordinarios	464.776.293.712
	- Otras Fuentes de Financiamiento	77.015.260.000
A0065	Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	**16.000.000**
	- Recursos Ordinarios	16.000.000
A0126	Fondo Autónomo de Inversiones y Previsión Socio - Económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA).	**1.172.848.888**
	- Recursos Ordinarios	1.172.848.888
A0196	Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)	**35.000.000.000**
	- Recursos Ordinarios	35.000.000.000
A0204	Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	**1.000.000.000**
	- Recursos Ordinarios	1.000.000.000
A0206	Asociación Civil Club de Suboficiales Profesionales de las Fuerzas Armadas (CLUSOFA)	**1.479.579.000**
	- Recursos Ordinarios	1.479.579.000
A0404	Fundación Proyecto País	**8.175.880.388**
	- Recursos Ordinarios	8.175.880.388
	TOTAL	**603.385.199.433**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	923.000.000
4.07	01	00	00	Transferencias Corrientes Internas	915.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	915.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	915.000.000
				S0564 - Fundación de Cardiología Infantil (FUNDACARDIN).	900.000.000
				- Recursos Ordinarios	900.000.000
				S0940 - Sociedad Divulgativa de la Historia Militar.	15.000.000
				- Recursos Ordinarios	15.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	8.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	8.000.000
				S0498 - Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales.	8.000.000
				- Recursos Ordinarios	8.000.000
				TOTAL	**923.000.000**

PROGRAMA: 01 Administración Central

UNIDAD EJECUTORA: Dirección General Sectorial de Administración

La Dirección General Sectorial de Administración tiene la responsabilidad de dirigir, coordinar, asesorar y supervisar las actividades del Ministerio de la Defensa que le son atribuidas por la Ley Orgánica de la Fuerza Armada, así como proporcionar seguridad a las altas autoridades que laboran en las diferentes dependencias del Despacho y de todo lo relativo al servicio de relaciones públicas con el sector público y privado.

En consecuencia, formula las pautas y políticas a ser desarrolladas por las diferentes dependencias del Ministerio, especialmente, en lo referente al asesoramiento jurídico, gestión administrativa, función inspectora, desplazamiento efectivo de tropa y planificación de operaciones, de manera de proporcionar el apoyo financiero relacionado con el abastecimiento técnico y común, instalaciones y mantenimiento de los sistemas de inteligencia e información cartográfica, así como instrucción, adiestramiento y capacitación del personal indispensable para satisfacer los requerimientos de las diferentes Escuelas de Formación de los futuros Oficiales de la Fuerza Armada Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Desarrollar, coordinar y tramitar las actividades administrativas del Sector Defensa	Actividad Administrativa	120	447.456.719.070
Formación del personal militar básica	Cadete	800	8.709.874.235
Capacitación del personal militar y civil profesional	Alumno	150	572.678.528
Levantamiento catográfico y aereocartográfico	Estudio	36	1.547.501.963
Inspección de las unidades militares	Inspección	1.000	484.307.005
Especialización personal militar profesional	Alumno	50	2.089.546.259
Proporcionar la logística de las operaciones de la defensa de la nación	Apoyo	10	1.441.712.120
Inteligencia militar para el desarrollo y empleo estratégico de la FAN	Estudio	750	13.536.373.587
Apoyar las operaciones militares	Apoyo	10	2.389.567.767
Realizar la concentración, selección y alistamiento de los contingentes de la FAN	Alistado	25.000	5.322.198.451
Seguridad y mantenimiento de las instalaciones del M.D.	Hora/hombre	3.024.000	5.736.761.931
TOTAL			489.287.240.916

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**383.573.845.492**
	- Recursos Ordinarios	383.573.845.492
4.02	Materiales y Suministros	**6.057.654.759**
	- Recursos Ordinarios	6.057.654.759
4.03	Servicios no Personales	**29.388.970.574**
	- Recursos Ordinarios	29.388.970.574
4.04	Activos Reales	**499.178.660**
	- Recursos Ordinarios	499.178.660
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**10.000.000**
	- Recursos Ordinarios	10.000.000
4.07	Transferencias	**29.203.511.660**
	- Recursos Ordinarios	29.203.511.660
4.51	Gastos de Defensa y Seguridad del Estado	**40.554.079.771**
	- Recursos Ordinarios	40.554.079.771
	TOTAL	**489.287.240.916**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	4.399	21.540.394.359
- Directivo	6	68.059.872
- Profesional y Técnico	484	6.252.633.083
- Personal Administrativo	1.264	6.346.115.479
- Personal Médico	7	54.150.360
- Personal Militar	1.982	5.127.596.148
- Obrero	656	3.691.839.417
Personal Fijo a Tiempo Parcial	416	2.376.462.132
- Profesional y Técnico	19	26.834.148
- Personal Docente	395	2.342.349.648
- Personal Médico	2	7.278.336
Personal Contratado	50	326.418.432
- Empleado	50	326.418.432
TOTAL	**4.865**	**24.243.274.923**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	23.000.000
4.07	01	00	00	Transferencias Corrientes Internas	15.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	15.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	15.000.000
				S0940 - Sociedad Divulgativa de la Historia Militar.	15.000.000
				- Recursos Ordinarios	15.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	8.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	8.000.000
				S0498 - Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales.	8.000.000
				- Recursos Ordinarios	8.000.000
				TOTAL	**23.000.000**

PROGRAMA: 02 Defensa Terrestre

UNIDAD EJECUTORA: Dirección de Finanzas Ejército

Este Programa identifica y encuadra las dependencias del Ejército que tienen como misión principal, la seguridad y defensa del espacio terrestre nacional, mediante operaciones militares terrestres tendentes a garantizar la integridad del país, la estabilidad de las instituciones democráticas, asegurar el cumplimiento de la Constitución y las leyes, cooperar con el mantenimiento del orden público, y apoyar el desarrollo integral del país.

Con la finalidad de darle cumplimiento a las misiones establecidas en la Constitución y leyes de la República, el Comandante General del Ejército ha establecido planes operativos y administrativos que forman el Ejército, que permitirán:

- Optimizar la capacidad operativa y combativa de las grandes unidades y apoyo de servicio de combate que forman el Ejército.
- Optimizar la eficiencia administrativa
- Mejorar la capacidad de apoyo, mantenimiento, abastecimiento y servicios básicos
- Mantener al Ejército activo en labores que beneficien a la comunidad.
- Optimizar el sistema de seguridad de todas las unidades y dependencias.
- Mantener la integridad de las fronteras y contribuir a su desarrollo.
- Adecuar los servicios del personal a los requerimientos de habitabilidad y bienestar.
- Optimizar el desarrollo del Ejército en función de las necesidades nacionales y formar los reemplazos que se requieran.
- Efectuar investigaciones en pro del desarrollo del Ejército que redunde en beneficios tanto para la Fuerza Armada como para la Nación.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Cumplir con los beneficios socioeconómicos del personal militar y civil y un adecuado abastecimiento de insumo que garantice las funciones administrativas de las unidades y dependencias del Ejército	Actividad	100	496.261.194.020
TOTAL			**496.261.194.020**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**464.723.572.004**
	- Recursos Ordinarios	464.723.572.004
4.02	Materiales y Suministros	**9.984.086.816**
	- Recursos Ordinarios	9.984.086.816
4.03	Servicios no Personales	**15.575.725.656**
	- Recursos Ordinarios	15.575.725.656
4.04	Activos Reales	**803.250.000**
	- Recursos Ordinarios	803.250.000
4.07	Transferencias	**132.712.224**
	- Recursos Ordinarios	132.712.224
4.51	Gastos de Defensa y Seguridad del Estado	**5.041.847.320**
	- Recursos Ordinarios	5.041.847.320
	TOTAL	**496.261.194.020**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	56.909	227.360.615.057
- Profesional y Técnico	395	4.006.554.204
- Personal Administrativo	1.007	5.304.690.878
- Personal Docente	219	2.329.932.876
- Personal Médico	93	667.244.580
- Personal Militar	52.695	203.218.232.064
- Obrero	2.500	11.833.960.455
Personal Fijo a Tiempo Parcial	154.172	6.197.302.921
- Profesional y Técnico	28	88.258.128
- Personal Administrativo	31	39.395.544
- Personal Docente	58	304.311.780
- Personal Médico	32	107.589.145
- Personal Militar	154.023	5.657.748.324
Personal Contratado	246	1.464.343.248
- Empleado	146	1.043.317.608
- Obrero	100	421.025.640
TOTAL	**211.327**	**235.022.261.226**

PROYECTO: 99 Seguridad y Defensa

UNIDAD EJECUTORA: Comandancia General del Ejército

Este proyecto tiene bajo su responsabilidad la coordinación general de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros del Componente Ejército, para lograr el cumplimiento de los objetivos y metas propuestos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**464.723.572.004**
	- Recursos Ordinarios	464.723.572.004
4.02	Materiales y Suministros	**9.984.086.816**
	- Recursos Ordinarios	9.984.086.816
4.03	Servicios no Personales	**15.575.725.656**
	- Recursos Ordinarios	15.575.725.656
4.04	Activos Reales	**803.250.000**
	- Recursos Ordinarios	803.250.000
4.07	Transferencias	**132.712.224**
	- Recursos Ordinarios	132.712.224
4.51	Gastos de Defensa y Seguridad del Estado	**5.041.847.320**
	- Recursos Ordinarios	5.041.847.320
	TOTAL	**496.261.194.020**

PROGRAMA: 03 Defensa Naval

UNIDAD EJECUTORA: Comandancia General de la Armada

El Programa 03 "Defensa Naval" está constituido por todas las acciones militares ofensivas y defensivas, de protección y de apoyo, que se llevan a cabo con medios navales, en los espacios acuáticos (marítimos, fluviales y lacustres), sus costas y los espacios aéreos correspondientes.

En este sentido la visión de la Armada, es "Hacer de la Armada una organización ejemplar, convertirla en una de las mejores del continente, capaz de operar eficaz y efectivamente y proyectar el poder naval en sus espacios de actuación, (Caribe, Atlántico y Fluvial), a los fines de garantizar la seguridad y defensa de la nación, disponer de un sistema educativo que permita la existencia de recursos humanos con una óptima calidad, altamente capacitado en cuanto a tecnología, humanidades, gerencia y a la guerra naval. Así mismo, combatir y erradicar la piratería en los espacios acuáticos. Por ser una organización de gran valor estratégico deberá anticiparse a las necesidades de la sociedad venezolana en lo que a salvaguarda de los recursos del mar se refiere para las futuras generaciones".

La misión de la Armada es "Asegurar la Defensa Naval y el cumplimiento de la Constitución y las Leyes, a fin de garantizar conjuntamente con los otros componentes la Soberanía, la Integridad y la Libertad, así como participar activamente en el desarrollo de la nación".

Para el cumplimiento de esta Misión se han fijado los objetivos generales en función de los intereses de la República y establecimiento de un enfoque global de la Armada, de modo que se conjuguen armónicamente los esfuerzos provenientes de cada uno de sus hombres.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Garantizar la operatividad, suministro de bienes y servicios, capacitación y administración del recurso humano	Actividad	5	241.928.491.833
TOTAL			**241.928.491.833**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**210.863.250.710**
	- Recursos Ordinarios	210.863.250.710
4.02	Materiales y Suministros	**17.128.806.075**
	- Recursos Ordinarios	17.128.806.075
4.03	Servicios no Personales	**13.456.435.048**
	- Recursos Ordinarios	13.456.435.048
4.51	Gastos de Defensa y Seguridad del Estado	**480.000.000**
	- Recursos Ordinarios	480.000.000
	TOTAL	**241.928.491.833**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	22.972	107.511.228.093
- Directivo	1	16.034.580
- Profesional y Técnico	298	3.169.695.504
- Personal Administrativo	694	4.584.005.130
- Personal Docente	201	2.703.023.052
- Personal Médico	42	346.995.678
- Personal Militar	20.230	89.273.289.276
- Obrero	1.506	7.418.184.873
Personal Fijo a Tiempo Parcial	846	777.771.840
- Personal Docente	46	314.379.840
- Personal Militar	800	463.392.000
Personal Contratado	241	2.759.907.144
- Empleado	241	2.759.907.144
TOTAL	**24.059**	**111.048.907.077**

PROYECTO: 99 Seguridad y Defensa

UNIDAD EJECUTORA: Comandancia General de la Armada

Este proyecto tiene bajo su responsabilidad la coordinación general de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros del componente de la Armada, para lograr el cumplimiento de los objetivos y metas propuestos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**210.863.250.710**
	- Recursos Ordinarios	210.863.250.710
4.02	Materiales y Suministros	**17.128.806.075**
	- Recursos Ordinarios	17.128.806.075
4.03	Servicios no Personales	**13.456.435.048**
	- Recursos Ordinarios	13.456.435.048
4.51	Gastos de Defensa y Seguridad del Estado	**480.000.000**
	- Recursos Ordinarios	480.000.000
	TOTAL	**241.928.491.833**

PROGRAMA: 04 Defensa Aérea

UNIDAD EJECUTORA: Comandancia General de la Aviación

El Componente Aviación tiene como misión asegurar la soberanía del espacio aéreo nacional, contribuir a la defensa integral y desarrollo de la nación, garantizar el cumplimiento de la Constitución Nacional y demás Leyes de la República. Así mismo, presta la más decidida cooperación a otros organismos, tanto oficiales como particulares, en aquellas actividades de carácter científico o asistencial, que propenden al desarrollo y bienestar del país.

Para lograr los objetivos, el programa ha orientado sus actividades hacia los siguientes aspectos funcionales:

- Formular las normas generales que deben seguir los comandos aéreos y demás dependencias en el desarrollo de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros, requeridos para el logro de los objetivos previstos.

- Organizar, equipar y entrenar las unidades necesarias para la ejecución de las operaciones aéreas, a fin de garantizar la seguridad y defensa nacional.

- Conducir operaciones fronterizas, de inteligencia y operaciones militares, a fin de ejercer la vigilancia y control en dichas áreas.

- Proporcionar el apoyo logístico, en lo que respecta a los abastecimientos técnicos y comunes, mantenimiento del material volante, instalación y operación del sistema de comunicaciones, información metereológica, transporte terrestre, construcción y reparación de instalaciones entre otros, así como todo lo relativo a la asistencia médica del personal.

- Instrucción, adiestramiento y capacitación del personal militar y civil, a fin de satisfacer los requerimientos académicos y técnicos inherentes al programa.

- Conducir las acciones que sean necesarias para impedir que medios aéreos hostiles, causen daños a los objetivos vitales de interés estratégico en el territorio nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Administrar y normar diferentes procedimientos administrativos	Actividad	430	239.251.669.207
TOTAL			**239.251.669.207**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**219.136.221.098**
	- Recursos Ordinarios	219.136.221.098
4.02	Materiales y Suministros	**3.405.976.500**
	- Recursos Ordinarios	3.405.976.500
4.03	Servicios no Personales	**14.272.083.431**
	- Recursos Ordinarios	14.272.083.431
4.04	Activos Reales	**506.514.000**
	- Recursos Ordinarios	506.514.000
4.51	Gastos de Defensa y Seguridad del Estado	**1.930.874.178**
	- Recursos Ordinarios	1.930.874.178
	TOTAL	**239.251.669.207**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	15.642	100.663.402.131
- Directivo	2	17.493.780
- Profesional y Técnico	378	3.863.877.852
- Personal Administrativo	345	1.342.868.688
- Personal Docente	118	1.529.700.096
- Personal Médico	17	130.390.752
- Personal Militar	12.800	83.282.145.912
- Obrero	1.982	10.496.925.051
Personal Fijo a Tiempo Parcial	11.952	3.378.218.472
- Personal Docente	202	1.910.642.472
- Personal Militar	11.750	1.467.576.000
Personal Contratado	26	148.425.900
- Empleado	26	148.425.900
TOTAL	**27.620**	**104.190.046.503**

PROYECTO: 99 Seguridad y Defensa

UNIDAD EJECUTORA: Dirección de Finanzas Aviación

Este proyecto tiene bajo su responsabilidad la coordinación general de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros del componente de la Aviación, para lograr el cumplimiento de los objetivos y metas propuestos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**219.136.221.098**
	- Recursos Ordinarios	219.136.221.098
4.02	Materiales y Suministros	**3.405.976.500**
	- Recursos Ordinarios	3.405.976.500
4.03	Servicios no Personales	**14.272.083.431**
	- Recursos Ordinarios	14.272.083.431
4.04	Activos Reales	**506.514.000**
	- Recursos Ordinarios	506.514.000
4.51	Gastos de Defensa y Seguridad del Estado	**1.930.874.178**
	- Recursos Ordinarios	1.930.874.178
	TOTAL	**239.251.669.207**

PROGRAMA: 05 Cooperación

UNIDAD EJECUTORA: Comandancia General de la Guardia Nacional

La Guardia Nacional de Venezuela tiene como misión, cumplir con el orden interno en todo el ámbito nacional, así como, cooperar con los otros Componentes en la defensa terrestre, naval y aérea del territorio nacional, igualmente prestar el apoyo al sector civil de la Administración Pública que le hayan sido asignados, a través de las leyes y reglamentos pertinentes, a fin de dar cumplimiento con tales objetivos: organiza, adiestra y equipa las unidades que la conforman para contribuir con el desarrollo integral de la nación.

- Mantener la presencia institucional en el ámbito nacional a través del despliegue de sus unidades.
- Reestructuración del sistema educativo de la Guardia Nacional.
- Administración idónea de los recursos humanos.
- Ampliar el sistema de planificación adaptándolo a las nuevas realidades.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar actividades para optimizar la operatividad del componente con el objeto de cooperar en el mantenimiento de la seguridad y defensa de la nación	Actividad	915.914	456.393.143.259
TOTAL			**456.393.143.259**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**414.883.065.232**
	- Recursos Ordinarios	414.883.065.232
4.02	Materiales y Suministros	**11.062.246.007**
	- Recursos Ordinarios	11.062.246.007
4.03	Servicios no Personales	**20.939.472.368**
	- Recursos Ordinarios	20.939.472.368
4.04	Activos Reales	**900.000.000**
	- Recursos Ordinarios	900.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**8.608.359.652**
	- Recursos Ordinarios	8.608.359.652
	TOTAL	**456.393.143.259**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	41.140	229.956.080.904
- Directivo	1	20.043.225
- Profesional y Técnico	262	2.333.798.490
- Personal Administrativo	729	3.514.227.330
- Personal Docente	187	1.742.440.140
- Personal Médico	13	104.244.602
- Personal Militar	37.443	211.539.154.680
- Obrero	2.505	10.702.172.437
Personal Fijo a Tiempo Parcial	5.544	5.294.168.418
- Profesional y Técnico	89	367.762.248
- Personal Administrativo	27	59.846.267
- Personal Docente	307	1.451.746.596
- Personal Médico	121	518.613.307
- Personal Militar	5.000	2.896.200.000
Personal Contratado	20	103.095.732
- Empleado	19	98.841.096
- Obrero	1	4.254.636
TOTAL	**46.704**	**235.353.345.054**

PROYECTO: 99 Seguridad y Defensa

UNIDAD EJECUTORA: Comando General Guardia Nacional

Este proyecto tiene bajo su responsabilidad la coordinación general de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros del componente Guardia Nacional, para lograr el cumplimiento de los objetivos y metas propuestos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**414.883.065.232**
	- Recursos Ordinarios	414.883.065.232
4.02	Materiales y Suministros	**11.062.246.007**
	- Recursos Ordinarios	11.062.246.007
4.03	Servicios no Personales	**20.939.472.368**
	- Recursos Ordinarios	20.939.472.368
4.04	Activos Reales	**900.000.000**
	- Recursos Ordinarios	900.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**8.608.359.652**
	- Recursos Ordinarios	8.608.359.652
	TOTAL	**456.393.143.259**

PROGRAMA: 06 Guardia Presidencial

UNIDAD EJECUTORA: Jefatura de la Casa Militar

Este programa tiene como objeto fundamental, proporcionar la custodia, protección y seguridad al Ciudadano Presidente de la República, en todas las circunstancias donde quiera que se encuentre, en plan de viajes, gira, visita oficial o privada dentro y fuera del país.

- Prestará los servicios de protección y custodia a todas las dependencias e instalaciones que sirvan de despacho, residencia y/o alojamiento al Primer Magistrado de la Nación.

- Velará por la seguridad física de los ex-presidentes; así como también por la de los mandatarios y altas personalidades extranjeras que se encuentren de visita en nuestro país, conforme a las instrucciones que al efecto imparta el Ciudadano Presidente de la República.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Prestar seguridad al Ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares, así como a los altos dignatarios que visitan al país	Hora/Hombre	804.560	7.127.121.959
Prestar seguridad al Ciudadano Presidente de la Republica Bolivariana de Venezuela, así como el resguardo de las instalaciones presidenciales	Hora/Hombre	758.835	12.003.861.243
TOTAL			**19.130.983.202**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**9.988.047.516**
	- Recursos Ordinarios	9.988.047.516
4.02	Materiales y Suministros	**1.680.114.054**
	- Recursos Ordinarios	1.680.114.054
4.03	Servicios no Personales	**4.241.843.338**
	- Recursos Ordinarios	4.241.843.338
4.04	Activos Reales	**141.178.294**
	- Recursos Ordinarios	141.178.294
4.51	Gastos de Defensa y Seguridad del Estado	**3.079.800.000**
	- Recursos Ordinarios	3.079.800.000
	TOTAL	**19.130.983.202**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.375	3.805.693.427
- Profesional y Técnico	8	87.355.946
- Personal Administrativo	5	27.662.184
- Personal Militar	1.314	3.472.984.908
- Obrero	48	217.690.389
TOTAL	**1.375**	**3.805.693.427**

PROGRAMA: 07 Justicia Militar

UNIDAD EJECUTORA: Dirección Superior Justicia Militar

La Dirección General Sectorial de Justicia Militar, tiene como misión principal velar por la correcta administración, organización y supervisión de la justicia castrense en todo el territorio nacional.

Para ejecutar esta digna labor cuenta con sus órganos jurisdiccionales adscritos como son: Fiscalía General ante la Corte Marcial, Consejos de Guerra Permanentes, Juzgados, Defensoría Militares y Departamentos de Procesados Militares, los cuales sirven como rectores entre lo dispuesto por la Ley Orgánica de las Fuerzas Armadas Nacionales, el Código Orgánico de Justicia Militar y sus respectivos reglamentos en los cuales se establece las siguientes acciones:

- Representar a la Justicia Militar en todas las causas de Jurisdicción de la Corte Marcial de la República Bolivariana de Venezuela.
- Promover ante la Corte Marcial los recursos de nulidad y revisión de la sentencia firme de los Tribunales Militares.
- Dictaminar en todos los casos que a este efecto le someta la Corte Marcial.
- Garantizar la estabilidad de las instituciones democráticas dentro del Organismo Jurídico vigente.
- Conocer sobre enjuiciamiento militar en Venezuela por infracciones cometidas fuera del territorio nacional.
- Evaluar a través del Tribunal de Control las acusaciones interpuestas por el Fiscal del Ministerio Público y decidir si procede o no el juicio propiamente dicho.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Velar por la administración de la justicia castrense de acuerdo a las disposiciones de la Ley Orgánica de las Fuerzas Armadas Nacionales y su Reglamento	Actividad	534	5.858.475.584
Defender, sentenciar, indicar acusar y decidir en el proceso penal militar	Investigación	1.744.530	174.149.625
Custodiar y resguardar a los procesados militares	Procesado	380	58.413.408
TOTAL			**6.091.038.617**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**4.718.121.817**
	- Recursos Ordinarios	4.718.121.817
4.02	Materiales y Suministros	**393.914.643**
	- Recursos Ordinarios	393.914.643
4.03	Servicios no Personales	**979.002.157**
	- Recursos Ordinarios	979.002.157
	TOTAL	**6.091.038.617**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	284	1.859.808.192
- Profesional y Técnico	37	422.431.236
- Personal Administrativo	123	763.583.304
- Personal Médico	1	9.906.000
- Obrero	123	663.887.652
TOTAL	**284**	**1.859.808.192**

PROGRAMA: 08 Servicio de Apoyo

UNIDAD EJECUTORA: Dirección General Sectorial de Servicios

Tiene como objetivo fundamental ejercer la función de comando sobre las direcciones técnicas del Ministerio de la Defensa, a fin de planificar las actividades logísticas requeridas para el óptimo empleo y desarrollo de la Fuerza Armada.

Sus acciones serán orientadas a:

- Suministrar el apoyo logístico común, requerido por los comandos de fuerzas, servicios y unidades del Ministerio de la Defensa.
- Controlar los sistemas de armas y explosivos para uso de la Fuerza Armada y empresas de vigilancia, efectuar el mantenimiento a nivel de depósito y operar el parque nacional y el polígono de tiro.
- Desarrollar y consolidar los sistemas de comunicación de la Fuerza Armada, para la formación integral y técnica de los Sub-Oficiales Profesionales de Carrera, en la especialidad de comunicaciones y electrónica.
- Proporcionar apoyo de construcción y mantenimiento a las unidades del Ministerio de la Defensa.
- Generar servicios de apoyo en las áreas de artes gráficas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Proporcionar los abastecimientos Clase II requeridos por la FAN	Plan	4	536.995.522.011
Proporcionar los abastecimientos Clase V requeridos por la FAN	Plan	4	1.937.059.710
Adquirir, operar y distribuir material y equipo de comunicaciones de uso común para la FAN	Plan	6	3.502.382.134
Efectuar mantenimiento mayor y menor de inmuebles, construcciones e infraestructura e instalaciones requeridas por la FAN	Plan	4	17.630.718.914
Planificar y ejecutar la elaboración de programas y trabajos de artes gráficas	Plan	4	628.375.645
TOTAL			**560.694.058.414**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**13.534.295.304**
	- Recursos Ordinarios	13.534.295.304
4.02	Materiales y Suministros	**40.989.867.902**
	- Recursos Ordinarios	40.989.867.902
4.03	Servicios no Personales	**8.978.930.412**
	- Recursos Ordinarios	8.978.930.412
4.04	Activos Reales	**497.190.964.796**
	- Recursos Ordinarios	13.913.043.478
	- Programas y Proyectos	483.277.921.318
	• Proyectos del Ministerio de la Defensa	479.338.261.318
	• Plan de Recuperación Estratégica de los Sistemas de Sensores, Comunicaciones y Armas de la Defensa Aérea	3.939.660.000
	TOTAL	**560.694.058.414**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	783	5.496.960.172
- Profesional y Técnico	118	1.446.490.770
- Personal Administrativo	187	1.193.429.557
- Personal Docente	13	217.087.260
- Personal Militar	40	92.993.952
- Obrero	425	2.546.958.633
Personal Fijo a Tiempo Parcial	93	645.296.340
- Profesional y Técnico	1	8.046.132
- Personal Administrativo	1	4.464.288
- Personal Docente	90	625.584.420
- Personal Médico	1	7.201.500
Personal Contratado	9	77.258.148
- Empleado	9	77.258.148
TOTAL	**885**	**6.219.514.660**

PROYECTO: 01 Dirección Superior

UNIDAD EJECUTORA: Dirección General Sectorial de Servicios

Dicho Proyecto tiene como objetivo satisfacer los requerimientos logísticos de la FAN, a objeto de garantizar su operatividad y desarrollo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**6.258.336.432**
	- Recursos Ordinarios	6.258.336.432
4.02	Materiales y Suministros	**40.642.375.104**
	- Recursos Ordinarios	40.642.375.104
4.03	Servicios no Personales	**6.816.889.157**
	- Recursos Ordinarios	6.816.889.157
4.04	Activos Reales	**483.277.921.318**
	- Programas y Proyectos	483.277.921.318
	• Proyectos del Ministerio de la Defensa	479.338.261.318
	• Plan de Recuperación Estratégica de los Sistemas de Sensores, Comunicaciones y Armas de la Defensa Aérea	3.939.660.000
	TOTAL	**536.995.522.011**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 SERVICIO DE APOYO
Subprograma:
Proyecto: 01 DIRECCIÓN SUPERIOR
Partida: 4.04.15.02.00 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2005

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	PROYECTOS DEL MINISTERIO DE LA DEFENSA	2005	2005	I	1-METRO CUADRADO	479.338,26			479.338,26	479.338,26						479.338,26	479.338,26			0,0	100,0	0,0	0,0
	TOTALES					479.338,26			479.338,26	479.338,26						479.338,26	479.338,26						

PROYECTO: 02 Armamento

UNIDAD EJECUTORA:	- Dirección de Armamento del M.D.	- Polígono Nacional de Tiro "El Libertador"
	- Arsenal de la Dirección de Armamento del M.D. "Cnel. Carlos Pulido Barreto"	- Centro de Distribución de Material de Guerra N° 1

En este proyecto se contemplan todas las acciones tendentes a garantizar la eficiencia y eficacia de los sistemas de comunicaciones de la FAN, proporcionando además el recurso humano capacitado en el mantenimiento, operación e instalación de dichos sistemas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**1.886.359.707**
	- Recursos Ordinarios	1.886.359.707
4.02	Materiales y Suministros	**36.956.522**
	- Recursos Ordinarios	36.956.522
4.03	Servicios no Personales	**13.743.481**
	- Recursos Ordinarios	13.743.481
	TOTAL	**1.937.059.710**

PROYECTO: 03 Transmisiones

UNIDAD EJECUTORA:	- Dirección de Comunicaciones del M.D. - Escuela de Comunicaciones y Electrónica de la FAN - Área Central del Sistema de Comunicaciones para la Defensa Nacional	- Área Oriental del Sistema de Comunicaciones para la Defensa Nacional - Área Occidental del Sistema de Comunicaciones para la Defensa Nacional

En este proyecto se contemplan todas las acciones tendentes a garantizar la eficiencia y eficacia de los sistemas de comunicaciones de la FAN, proporcionando además el recurso humano capacitado en el mantenimiento, operación e instalación de dichos sistemas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**3.233.759.499**
	- Recursos Ordinarios	3.233.759.499
4.02	Materiales y Suministros	**235.279.214**
	- Recursos Ordinarios	235.279.214
4.03	Servicios no Personales	**33.343.421**
	- Recursos Ordinarios	33.343.421
	TOTAL	**3.502.382.134**

PROYECTO: 04 Obras

UNIDAD EJECUTORA: Dirección de Ingeniería del Ministerio de la Defensa

En este proyecto se contempla la ejecución de obras de mantenimiento y recuperación de las diferentes unidades que conforman el Ministerio de la Defensa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**1.549.509.760**
	- Recursos Ordinarios	1.549.509.760
4.02	Materiales y Suministros	**56.041.378**
	- Recursos Ordinarios	56.041.378
4.03	Servicios no Personales	**2.112.124.298**
	- Recursos Ordinarios	2.112.124.298
4.04	Activos Reales	**13.913.043.478**
	- Recursos Ordinarios	13.913.043.478
	TOTAL	**17.630.718.914**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 SERVICIO DE APOYO
Subprograma:
Proyecto: 04 OBRAS
Partida: 4.04.02.02.00 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
DM-0029	II ETAPA - REPARACIONES GENERALES MAYORES HOSPITAL MILITAR "Dr. CARLOS ARVELO", CARACAS, D.C.	2005	2005	I	13846-METRO CUADRADO	7.826,09		7.826,09		7.826,09				7.826,09			7.826,09			0,0	100,0	0,0	0,0
NE-0001	CULMINACIÓN DE LAS OBRAS EXTERIORES DEL HOSPIMIL TIPO I, MARGARITA EDO. NVA. ESPARTA	2005	2005	I	5797-METRO CUADRADO	3.478,26		3.478,26		3.478,26				3.478,26			3.478,26			0,0	100,0	0,0	0,0
ZU-0045	REPARACIONES GENERALES MAYORES DEL HOSPIMIL MARACAIBO, EDO. ZULIA	2005	2005	I	401-METRO CUADRADO	2.608,70		2.608,70		2.608,70				2.608,70			2.608,70			0,0	100,0	0,0	0,0
	TOTALES					13.913,04		13.913,04		13.913,04				13.913,04			13.913,04						

PROYECTO: 05 Industrias Gráficas

UNIDAD EJECUTORA: Dirección de Artes Gráficas del Ministerio de la Defensa

El Proyecto tiene el objetivo de satisfacer oportunamente los requerimientos del Ministerio de la Defensa, en cuanto a trabajos de impresión, reproducción y afines a las artes gráficas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**606.329.906**
	- Recursos Ordinarios	606.329.906
4.02	Materiales y Suministros	**19.215.684**
	- Recursos Ordinarios	19.215.684
4.03	Servicios no Personales	**2.830.055**
	- Recursos Ordinarios	2.830.055
	TOTAL	**628.375.645**

PROGRAMA: 09 Corte Marcial

UNIDAD EJECUTORA: Corte Marcial de la República

Este Programa tiene como finalidad conocer y resolver los recursos de apelaciones interpuestos contra las decisiones dictadas por los tribunales de primera instancia; de igual forma, actuando como tribunal en única instancia conocerá de los juicios seguidos contra oficiales generales o almirantes, de conformidad con el Código Orgánico de Justicia Militar y el Código Orgánico Procesal Penal, que no contravenga a la Constitución de la República Bolivariana de Venezuela.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Análisis legales de las causas que cursarán en la Corte Marcial	Expediente	3.000	2.402.146.157
TOTAL			**2.402.146.157**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**1.375.255.040**
	- Recursos Ordinarios	1.375.255.040
4.02	Materiales y Suministros	**311.429.538**
	- Recursos Ordinarios	311.429.538
4.03	Servicios no Personales	**493.061.579**
	- Recursos Ordinarios	493.061.579
4.04	Activos Reales	**222.400.000**
	- Recursos Ordinarios	222.400.000
	TOTAL	**2.402.146.157**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	48	357.101.461
- Profesional y Técnico	11	141.348.295
- Personal Administrativo	13	79.492.169
- Obrero	24	136.260.997
Personal Contratado	7	48.837.768
- Empleado	7	48.837.768
TOTAL	**55**	**405.939.229**

PROGRAMA: 10 Bienestar y Seguridad Social

UNIDAD EJECUTORA: Dirección General Sectorial de Bienestar y Seguridad Social

La Dirección General Sectorial de Bienestar y Seguridad Social se crea con el objetivo esencial y explícito de definir políticas integradoras y coherentes con los principios fundamentales de la Seguridad Social, la normativa legal institucional, los criterios doctrinarios que impulsan la gestión y la racionalidad del gasto.

Siendo así la esencia que justifica la existencia institucional de este Programa Presupuestario, la visión comprometida con la Fuerza Armada Nacional, en procura de ese Bienestar y de esta Institución es hacerla una instancia moderna, adecuada, flexible, efectiva y oportuna en la acción conjunta destinada al Bienestar y a la Seguridad Social, integrada por un recurso humano con elevado sentido de pertenencia, comprometido con la institución y cultivadora de la excelencia en las labores que emprende en pro de su personal militar y civil, para así contribuir al proceso de participación en el desarrollo nacional.

En aras de ello, es que se ha mantenido el Proyecto de Estructuración del Sistema Integrado de Bienestar y Seguridad Social de la F.A.N., conformado por ocho (08) Subsistemas, orientados a la atención de las siguientes áreas: Salud, Vivienda, Previsión Social, Educación y Cultura, Recreación, Deporte, Religión y Apoyo Socioeconómico, a través de los cuales se ejecutan las acciones que permitan la integración de la materia de Bienestar y de la Seguridad Social del personal orgánico de la F.A.N.

En la actualidad se proporcionan servicios tendientes a contribuir con el ingreso y las mejoras socioeconómicas del personal, ayudas sociales en caso de contingencias, programa de Bono de Compensación Habitacional para el personal militar que reside alquilado en inmuebles particulares por carencia de vivienda en guarnición y proporciona otros servicios a través de la Dirección de Preescolares, Ordinariato Militar, Federación Polideportiva de la Fuerza Armada Nacional (FEDOFA) y apoya los gastos de funcionamiento del Fondo de Inversiones y Previsión Socioeconómica para los Empleados y Obreros de la F.A.N. (FONDOEFA), la Fundación de Cardiología Infantil (FUNDACARDIN) y el Club de Sub-Oficiales Profesionales de Carrera (CLUSOFA).

Igualmente vela por el Cuidado Integral de la Salud de los miembros de la F.A.N., a través de la Red Asistencial y Hospitalaria Militar integrada por los Hospitales Militares: "Dr. Carlos Arvelo" de Caracas, "Cnel. Elbano Paredes Vivas" de Maracay, "Tcnel. Francisco Valbuena" de Maracaibo y "Dr. Manuel Siverio Castillo" de Puerto Ordaz, así como también dos (02) Núcleos Médico-Asistenciales y siete (07) Centros Ambulatorios ubicados en San Antonio de los Altos, Amazonas, Valencia, San Juan de los Morros, Barinas, Mérida y Guárico.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Apoyar el bienestar social del personal militar y civil de la FAN	Usuario	17.167	20.028.516.231
Fortalecer la cobertura de la red sanitaria militar	Paciente	741.992	217.499.246.825
TOTAL			**237.527.763.056**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**126.769.543.561**
	- Recursos Ordinarios	126.769.543.561
4.02	Materiales y Suministros	**99.274.812.879**
	- Recursos Ordinarios	99.274.812.879
4.03	Servicios no Personales	**7.930.978.728**
	- Recursos Ordinarios	7.930.978.728
4.07	Transferencias	**3.552.427.888**
	- Recursos Ordinarios	3.552.427.888
	TOTAL	**237.527.763.056**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	7.525	44.418.226.965
- Profesional y Técnico	1.734	14.891.004.509
- Personal Administrativo	1.177	6.090.932.892
- Personal Docente	56	571.895.904
- Personal Médico	896	6.130.784.106
- Personal Militar	300	776.848.320
- Obrero	3.362	15.956.761.234
Personal Fijo a Tiempo Parcial	28	121.719.038
- Profesional y Técnico	1	5.816.282
- Personal Docente	4	27.396.768
- Personal Médico	23	88.505.988
Personal Contratado	336	1.859.236.572
- Empleado	286	1.653.029.640
- Obrero	50	206.206.932
TOTAL	**7.889**	**46.399.182.575**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	2.652.427.888
4.07	01	00	00	Transferencias Corrientes Internas	2.652.427.888
4.07	01	02	00	Transferencias Corrientes al Sector Público	2.652.427.888
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	2.652.427.888
				A0126 - Fondo Autónomo de Inversiones y Previsión Socio - Económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA).	1.172.848.888
				- Recursos Ordinarios	1.172.848.888
				A0206 - Asociación Civil Club de Suboficiales Profesionales de las Fuerzas Armadas (CLUSOFA)	1.479.579.000
				- Recursos Ordinarios	1.479.579.000
				TOTAL	**2.652.427.888**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	900.000.000
4.07	01	00	00	Transferencias Corrientes Internas	900.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	900.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	900.000.000
				S0564 - Fundación de Cardiología Infantil (FUNDACARDIN).	900.000.000
				- Recursos Ordinarios	900.000.000
				TOTAL	**900.000.000**

PROYECTO: 01 Bienestar Social

UNIDAD EJECUTORA:
- Dirección de Educación Preescolar
- Ordinariato Militar
- Dirección Superior DIGEBYSS

Este Proyecto tiene como misión establecer y controlar todas las prestaciones dinerarias, así como los servicios que se ofrecen, para brindar una plataforma que constituya una garantía de Bienestar Social a la población Militar y Civil de la Fuerza Armada, dentro de una concepción solidaria e integral que procure en todo momento la elevación del nivel de calidad de vida en correspondencia con los planteamientos y preocupaciones que ha manifestado el Ejecutivo Nacional en los actuales momentos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**14.585.516.418**
	- Recursos Ordinarios	14.585.516.418
4.02	Materiales y Suministros	**432.499.564**
	- Recursos Ordinarios	432.499.564
4.03	Servicios no Personales	**2.358.072.361**
	- Recursos Ordinarios	2.358.072.361
4.07	Transferencias	**2.652.427.888**
	- Recursos Ordinarios	2.652.427.888
	TOTAL	**20.028.516.231**

PROYECTO: 02 Cuidado Integral de la Salud

UNIDAD EJECUTORA:

- Dirección de Sanidad Militar
- Hospital Militar "Dr. Carlos Arvelo"-Caracas
- Hospital Militar "Cnel. Elbano Paredes Vivas"-Maracay
- Hospital Militar "Cap. Guillermo Hernández Jacobsen"-San Cristóbal
- Hospital Militar "Tcnel. Francisco Valbuena"-Maracaibo.
- Ambulatorio Militar "La Rosaleda"-Los Teques"
- Ambulatorio Militar "Amazonas".
- Ambulatorio Militar "Paramacay"-Valencia
- Ambulatorio Militar "San Juan de Los Morros"
- Pabellón Militar "Cesar Bello Descrivan"-Ciudad Bolívar
- Hospital Militar de Nueva Esparta
- Pabellón Militar "Leonardo José Gómez Calderón"-Mérida.
- Pabellón Militar "José Antonio Páez"-Apure
- Núcleo Médico-Asistencial "Dr. Manuel Palacios Fajardo"-Barinas
- Clínica de Rehabilitación Guaicamacuto-Vargas
- Escuela de Enfermería de la FAN.
- Hospital Militar de Puerto Ordaz "Manuel Siverio Castillo "

El Proyecto 02 "Cuidado Integral de la Salud", se orienta a velar por el cuidado integral de la salud de los miembros de la Fuerza Armada, cualquiera sea su situación (actividad, disponibilidad o retiro) o su categoría (efectivo o asimilado) garantizando al usuario la atención médica preventiva y curativa en clínicas y hospitales militares.

Procurar, equipar, mantener y administrar las instalaciones hospitalarias y clínicas pertenecientes a la Fuerza Armada Nacional, para garantizar la atención integral de la salud del personal militar, civil y familiares afiliados.

Proporcionar y suministrar los insumos y recursos necesarios para atender las necesidades y las mejoras socio económicas del personal orgánico del Sector, proveer ayudas sociales en casos de contingencias, aplicar un programa de Bono de Compensación Habitacional para el personal militar que reside alquilado en inmuebles particulares por carencia de viviendas en guarnición.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**112.184.027.143**
	- Recursos Ordinarios	112.184.027.143
4.02	Materiales y Suministros	**98.842.313.315**
	- Recursos Ordinarios	98.842.313.315
4.03	Servicios no Personales	**5.572.906.367**
	- Recursos Ordinarios	5.572.906.367
4.07	Transferencias	**900.000.000**
	- Recursos Ordinarios	900.000.000
	TOTAL	**217.499.246.825**

PROGRAMA: 11 Contraloría General de la FAN

UNIDAD EJECUTORA: Contraloría General de la Fuerza Armada

La Contraloría General de la Fuerza Armada Nacional como parte integrante del sistema nacional de control, tendrá a su cargo la vigilancia, control y fiscalización de los ingresos, gastos y bienes públicos afectos a la Fuerza Armada Nacional y sus órganos adscritos sin menoscabo del alcance y competencia de la Contraloría General de la República. Su organización y funcionamiento lo determinará la ley respectiva y estará bajo la dirección y responsabilidad del Contralor o Contraloría General de la Fuerza Armada, quien será designado o designada mediante concurso.

La política presupuestaria para el ejercicio fiscal 2005, de la Contraloría General de la Fuerza Armada Nacional, contempla los lineamientos generales que permitirán la consecución de los objetivos y metas programados y planificados, mediante la consolidación de la estructura organizacional, manteniendo una distribución lógica de los recursos asignados para el mencionado ejercicio fiscal orientados en los planes generales y en plan operativo anual de este organismo contralor.

METAS y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Garantizar la disciplina y la eficiencia en la ejecución de los recursos financieros afectos al Sector Defensa a través del control, vigilancia y fiscalización de los bienes asignados a la FAN	Fiscalización	125	7.613.821.092
TOTAL			**7.613.821.092**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**6.188.973.396**
	- Recursos Ordinarios	6.188.973.396
4.02	Materiales y Suministros	**394.266.865**
	- Recursos Ordinarios	394.266.865
4.03	Servicios no Personales	**930.580.831**
	- Recursos Ordinarios	930.580.831
4.04	Activos Reales	**100.000.000**
	- Recursos Ordinarios	100.000.000
	TOTAL	**7.613.821.092**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	180	2.256.307.211
- Directivo	1	14.687.988
- Profesional y Técnico	101	1.588.522.440
- Personal Administrativo	53	441.675.505
- Obrero	25	211.421.278
Personal Contratado	1	8.640.000
- Empleado	1	8.640.000
TOTAL	**181**	**2.264.947.211**

PROGRAMA: 98 Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Todos los Organismos Adscritos

- **Instituto Autónomo Círculo de las Fuerzas Armadas. (IACFA)**

El Instituto Autónomo tiene como objeto proporcionar actividades sociales, culturales, recreacionales, deportivas y de alojamiento a los oficiales de la fuerza armada nacional, socios, civiles y familiares de estos y de aquellas instituciones que así lo deseen.

- **Instituto de Oficiales de las Fuerzas Armadas en situación de Retiro (IORFAN)**

Este Instituto tiene como objeto principal agrupar a los oficiales de la Institución armada, que están en situación de retiro, a través de ella se estimula su mutuo acercamiento a fin de fortalecer los vínculos de fraternidad que debe existir entre todos los miembros de la Fuerza Armada.

- **Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)**

Tiene como norte seguir los lineamientos del Plan Operativo Anual Institucional, en cuanto a la formación del recurso humano necesario para satisfacer la demanda de la Fuerza Armada Nacional y del país, esto se logra mediante la formación del personal de sus integrantes, aportándoles conocimientos universitarios a través de planes y programas para las enseñanzas de las carreras del técnico superior universitario, mediante la formación de profesionales en distintas áreas de la ingeniería.

- **Fundación Proyecto País**

Tiene como misión contribuir con la reactivación del país en el corto plazo mediante la coordinación de planes, proyectos y operaciones gubernamentales, articulando acciones de naturaleza conjunta, comunidad, entes públicos, privados y Fuerza Armada Nacional, satisfaciendo de manera inmediata las necesidades básicas de la población excluida.

- **Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)**

El objetivo de este Instituto está dirigido a administrar y atender los beneficios socio económicos previstos en la Ley de Seguridad Social de las Fuerzas Armadas, destacándose en el área de seguridad social la atención de los pensionados militares, suministrar medicinas y productos farmacéuticos a familiares inmediatos de los afiliados y adquirir equipos médicos quirúrgicos y dentales.

- **Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)**

Ejecuta el programa destinado al funcionamiento y al otorgamiento de becas para el personal de reservistas recién licenciados para la Fuerza Armada Nacional, así como atender adecuadamente los requerimientos logísticos de la dirección de pre-escolar del Ministerio de la Defensa, la dotación y equipamiento de los centros educativos adscritos al Sector Defensa.

- **Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)**

Esta Oficina Coordinadora, es una asociación civil que tiene como objetivo fundamental desarrollar los servicios de producción y comercialización de productos ganaderos, agrícolas, forestales y pesqueros de las granjas militares.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Apoyo financiero a organismos del Sector Público	Bolívares		600.732.771.545
TOTAL			**600.732.771.545**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.07	Transferencias	**600.732.771.545**
	- Recursos Ordinarios	523.717.511.545
	- Otras Fuentes de Financiamiento	77.015.260.000
	TOTAL	**600.732.771.545**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	600.732.771.545
4.07	01	00	00	Transferencias Corrientes Internas	600.599.785.545
4.07	01	02	00	Transferencias Corrientes al Sector Público	600.599.785.545
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	57.925.217.833
				A0005 - Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	13.227.881.350
				- Recursos Ordinarios	13.227.881.350
				A0044 - Instituto de Oficiales de las Fuerzas Armadas en situación de Retiro (IORFAN)	1.521.456.095
				- Recursos Ordinarios	1.521.456.095
				A0196 - Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)	35.000.000.000
				- Recursos Ordinarios	35.000.000.000
				A0404 - Fundación Proyecto País	8.175.880.388
				- Recursos Ordinarios	8.175.880.388
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	541.791.553.712
				A0050 - Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	541.791.553.712
				- Recursos Ordinarios	464.776.293.712
				- Otras Fuentes de Financiamiento	77.015.260.000
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	16.000.000
				A0065 - Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	16.000.000
				- Recursos Ordinarios	16.000.000
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	867.014.000
				A0204 - Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	867.014.000
				- Recursos Ordinarios	867.014.000
4.07	02	00	00	Transferencias de Capital Internas	132.986.000
4.07	02	02	00	Transferencias de Capital al Sector Público	132.986.000
4.07	02	02	99	Transferencias de Capital a Otros Organismos del Sector Público	132.986.000
				A0204 - Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	132.986.000
				- Recursos Ordinarios	132.986.000

10. Ministerio de Educación y Deportes

MINISTERIO DE EDUCACIÓN Y DEPORTES

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La importancia de alcanzar la Justicia Social está prevista en la Constitución de la República Bolivariana de Venezuela, cuyos principios programáticos están recogidos en el Capítulo VI "De los Derechos Culturales y Educativos", del cual se desprende que "la educación es un derecho humano y un deber social fundamental, es democrática, gratuita y obligatoria" (artículo 102); asimismo, se establece que "toda persona tiene derecho a una educación integral, de calidad, permanente, en igualdad de condiciones y oportunidades" instituyéndose que ..."el Estado creará y sostendrá instituciones y servicios suficientemente dotados para asegurar el acceso, permanencia y culminación en el sistema educativo" (artículo 103).

En este sentido se quiere fortalecer el Proyecto Nacional Escuelas Bolivarianas como un espacio para: el desarrollo de la creatividad; democratización del acceso a la tecnología, de la información y la comunicación; fomento de la salud, promoción de la comunicación efectiva, implementación de innovaciones pedagógicas y promoción de la tolerancia como estrategia para la convivencia pacífica y la paz.

En este orden de ideas, resulta imperativo para este Despacho ministerial desarrollar una política presupuestaria enrumbada a viabilizar las metas establecidas en las áreas estratégicas de desarrollo contenidas en los Proyectos y Programas planteados en el Plan Operativo Anual 2005 del Ministerio de Educación y Deportes, enmarcado en las líneas generales contenidas en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, y en concordancia con los Objetivos de Desarrollo del Milenio.

La concreción del Plan, en términos cuantitativos financieros se recoge en el marco plurianual del presupuesto donde se definen las orientaciones financieras y de disciplina fiscal que aplicará el Ejecutivo Nacional, tal como se especifica en los artículos 34 y 35 de la Ley Orgánica de Administración Financiera (LOAF).

A tal efecto, y como prioridad gubernamental, el Despacho de Educación y Deportes, a través de los Despachos de los Viceministros, Direcciones Generales y Organismos Adscritos, ha considerado cuatro directrices estratégicas orientadas a lograr el desarrollo integral de la educación nacional y la superación de los desequilibrios sociales y culturales, generando oportunidades para el desarrollo humano. Las directrices estratégicas son las siguientes:

EN EL SECTOR EDUCACIÓN:

Garantizar el acceso, la permanencia y la prosecución de los niños y niñas en el sistema educativo, directriz en la que se insertan los objetivos de:

- Fortalecer la acción educativa y contribuir al alcance de la equidad, incrementando la cobertura y la calidad de los procesos y resultados.
- Incrementar la capacidad institucional de formación y capacitación integral de la fuerza laboral que demandan los sectores productivos.
- Atender la planta física de planteles oficiales para garantizar espacios físicos funcionales y confortables.

PARA EL SECTOR DEPORTIVO:

Asegurar el derecho a la práctica de actividades físicas deportivas y recreativas de la población, como parte de la formación integral del individuo, cuyos objetivos son:

- Desarrollar, dotar y adecuar la planta física de las instalaciones educativas, los centros de alto rendimiento y otras instalaciones deportivas.

- Mejorar el desempeño técnico táctico competitivo del atleta venezolano de alto rendimiento.
- Garantizar el acceso a todos los niños, niñas y adolescentes a la educación física, el deporte y la recreación escolar sistematizada y programada con el fin de procurar una sociedad físicamente sana.
- Profundizar en el proceso de masificación de las actividades deportivas, recreativas y para la salud, con la intención de aumentar la participación de la población venezolana en éstas y contribuir así, con su formación integral.

PARA EL SECTOR CULTURAL:

Proteger, conservar, restaurar y socializar el patrimonio cultural tangible e intangible a escala nacional, a los fines de alcanzar los siguientes objetivos:

- Restaurar el patrimonio cultural mueble e inmueble.
- Estimular la valoración de los diversos géneros artísticos tradicionales representativos de la identidad cultural de las diversas regiones del país.

Promover el potencial económico y sociocultural de las diferentes manifestaciones del arte y las industrias culturales, a fin de:

- Desarrollar las industrias culturales del libro, cinematográfica, audiovisual y artesanal en Venezuela.

Insertar el movimiento cultural en los distintos espacios sociales que contribuyan a elevar cualitativa y cuantitativamente el nivel de desarrollo cultural del conjunto del pueblo, siendo su objetivo:

- Incrementar la oferta de bienes y servicios culturales en todo el ámbito nacional.

Así mismo el MED tiene previsto mejorar la calidad de la gestión institucional, con el objetivo de:

- Promover y fortalecer nuevas formas de gestión, acordes con las demandas del sistema educativo, de las actividades deportivas y del desarrollo social del país.

Para alcanzar los objetivos establecidos, el Ministerio de Educación y Deportes ejecutará los siguientes Programas y Proyectos:

A. PROGRAMAS EDUCATIVOS:

EDUCACIÓN PREESCOLAR

Para el logro de los Objetivos, en el año 2005 se a establecido lo siguiente:

- Ampliar la cobertura de la población infantil de 3 a 6 años a través del fortalecimiento de las estrategias convencionales o no convencionales en el marco de la universalización de la Educación Preescolar.
- Extender la atención convencional a la población en edad preescolar con mayor vulnerabilidad socioeconómica en los sectores: Rural, Indígena, de Frontera y Popular del Área Urbana.
- Brindar atención educativa de calidad en jornadas integrales a la población infantil de 0 a 3 y de 3 a 6 años, en las etapas Maternal y Preescolar, en el marco de la propuesta curricular de nivel de Educación Preescolar.
- Promover la identificación, organización y consolidación de redes sociales, a fin de coordinar los servicios necesarios para ofrecer a los niños y niñas atención integral, especialmente a los del las zonas menos favorecidas socialmente.
- Así mismo y tomando en cuenta la política establecida por el estado y especialmente por el Ministerio de Educación y Deportes para el mejoramiento de la atención educativa integral se centra la atención en el conocimiento del proyecto "Simoncito".

PROYECTO SIMONCITO

El Proyecto Simoncito está orientado a promover el desarrollo integral del niño y la niña, desarrollando sus potencialidades en las áreas social, emocional, cognoscitiva, del lenguaje y psicomotora. Para ello, se concentra la atención en educación, salud, alimentación, recreación y protección legal desde la gestación hasta los 6 años de edad o hasta su ingreso al primer grado, con articulación de estrategias convencionales y no convencionales y la participación activa de la familia y la comunidad. Asimismo, atiende a las madres embarazadas a través de orientaciones en salud, alimentación y en estrategias para favorecer el desarrollo del niño y la niña antes de nacer. En el año 2005 se atenderán 40.206 niños y niñas de 0 a 3 años (maternal) y niños (as) de 3 a 6 años (preescolar).

EDUCACIÓN BÁSICA

Para el año 2005, se continuará fortaleciendo la Educación Básica en lo referente a la formación integral del educando, mediante el desarrollo de sus capacidades cognitivas (intelectuales, motrices y afectivas), de equilibrio personal y de integración social, garantizando la continuidad de estudios en los siguientes niveles.

Para lograr alcanzar las metas y para atenuar los efectos que se generan en la adaptación del estudiante, se ha resuelto para el año 2005, lo siguiente:

- Instrumentar mecanismo de supervisión, seguimiento y control al proceso de creación del 1° grado en los Preescolares, bajo la responsabilidad del mismo docente que los atendía en el Nivel de Educación Inicial, para garantizar la articulación pedagógica y la continuidad afectiva en el proceso de formación integral del niño y la niña.
- Desarrollar acciones de coordinación para la capacitación de los docentes responsables de atender el Primer Grado en los Preescolares.
- Efectuar seguimientos a la reestructuración progresiva de la Educación Básica (III Etapa), la cual se inicia con la creación del Séptimo Grado Bolivariano en los núcleos rurales, núcleos indígenas, escuelas básicas graduadas indígenas, rurales y urbanas y, escuelas bolivarianas del país.

PROYECTO ESCUELAS BOLIVARIANAS

El Proyecto Escuelas Bolivarianas constituye la concreción de la política del Estado Venezolano orientada a subsanar las limitaciones de la educación preescolar y de la primera y segunda etapa de educación básica. Conforma un espacio que promueve la justicia social, garantizando el derecho a todos los niños, niñas y adolescentes a una educación integral con índices óptimos de permanencia, prosecución y culminación de los requerimientos académicos en los períodos escolares establecidos; a la vez que satisface las necesidades de alimentación y de atención preventiva en salud. Para ello se desarrollan acciones intersectoriales con la familia e instituciones del área de las ciencias, las artes y el deporte.

El currículo se administra mediante una jornada escolar completa, caracterizada por: implementación y desarrollo de experiencias pedagógicas innovadoras, atención alimentaría, realización de actividades complementarias del área cultural y deportiva en el marco de un espacio de convivencia constructiva y en concordancia a las exigencias académicas y atención integral a la planta física escolar. La alimentación escolar, como parte del proceso de formación integral de los alumnos, se acompaña con tertulias que permiten fomentar y consolidar una cultura alimentaría, con hábitos de higiene socialmente aceptados. En ese sentido, se conforma un escenario donde todos los miembros de la comunidad educativa, incluyendo a los alumnos, elaboran el Proyecto Pedagógico de Aula, a partir del Conocer, el Saber, el Hacer y el Convivir.

Se ha previsto para el año 2005, a través de las Escuelas Bolivarianas, la conformación de 240 Cooperativas de Madres Procesadoras de Alimentos para el Desarrollo Endógeno y la Autogestión, a través de las Escuelas Bolivarianas de ocho zonas educativas pilotos.

PROGRAMA ALIMENTARIO ESCOLAR

Contribuyendo con el acceso, permanencia, rendimiento académico y prosecución de la población estudiantil en el sistema educativo y al mejoramiento de sus condiciones nutricionales, mediante el suministro de la correspondiente asistencia alimentaría, generando hábitos alimentarios y sociales y desarrollando simultáneamente un trabajo pedagógico que permite que este acto se convierta en una experiencia educativa, el Programa Alimentario Escolar brindará atención alimentaría a 939.597 alumnos a través del PAE Bolivariano, 263.705 alumnos beneficiarios del PAE Modalidades, 24.941 niños y niñas incorporados al Proyecto Simoncito y 81.046 adolescentes de los Liceos Bolivarianos (7° año) incorporados al programa.

HUERTOS ESCOLARES

El huerto escolar es un espacio de encuentro muy particular dentro de la comunidad en general dado que no limita sus beneficios al ámbito escolar o familiar solamente, sino que también puede congregar a toda una comunidad en torno a un ambiente preciso y definido para producir alimentos sanos y económicos para todos, como parte esencial de una estrategia de defensa nacional a objeto de impulsar la seguridad alimentaría como política de estado cuyo lema es “Aprender a producir nosotros mismos nuestro alimento y todo aquello que nos haga falta en el país”.

Esto se denomina **Desarrollo Endógeno;** que es un accionar como Nación, desde nuestras propias familias y comunidades, integralmente, ante cualquier eventualidad que pudiera amenazar a Venezuela, estaríamos prevenidos y capacitados, sobre todo bien alimentados. Por eso hagamos del huerto nuestro lugar de encuentro, de desarrollo individual, familiar y comunitario, cuyo fin es impulsar la concepción de desarrollo integral, haciendo énfasis en el desarrollo local sustentable que permita producir, procesar, distribuir y comercializar 29 productos de la cesta básica, además de crear redes sociales, cooperativas, asociaciones de productores, etc.

Como estrategia de autogestión escolar, permite la participación y compromiso solidario de los alumnos/as en la solución de los problemas relacionados con el abastecimiento alimentario y la satisfacción de necesidades generales relacionadas con la adquisición de artículos escolares, uniformes, material educativo y otros.

EDUCACIÓN MEDIA DIVERSIFICADA Y PROFESIONAL

Este nivel constituye el nivel educativo que le brinda al estudiante la oportunidad de obtener una formación científica, humanística y técnica que le permita la prosecución de estudios en educación superior o la incorporación al trabajo productivo, según sus necesidades. A tales efectos, se plantea el desarrollo de programas que contribuyan con el fortalecimiento del sistema educativo, a través de la formación de individuos creativos, críticos, con las competencias necesarias para desenvolverse adecuadamente en cualquier ámbito.

Para el año 2005, se ha considerado el desarrollo de las siguientes acciones:

- Establecer mecanismos de formación permanente a 3.000 docentes en servicio de Educación Media Diversificada y Profesional.
- Efectuar seguimiento a la dotación de equipos, herramientas y recursos para el aprendizaje a doscientos diecinueve (219) Escuelas Técnicas Industriales, Comercio y Agropecuarias, en las 24 entidades federales.
- Reactivar la gestión pedagógica y administrativa de 219 planteles mediante el Proyecto Pedagógico Comunitario.
- Actualizar los currículos de 219 planteles del nivel.
- Desarrollar Unidades productivas en 105 planteles de Educación Media Diversificada y Profesional.

En el nivel de Educación Media Diversificada y Profesional se han venido desarrollando acciones fundamentales para su mejoramiento, entre las cuales destaca el Programa Nacional de Pasantías y el de Desarrollo de Escuelas Productivas.

PROGRAMA NACIONAL DE PASANTÍAS

La pasantía es una actividad curricular, de carácter eminentemente practico, concedida como parte integral de la formación profesional de los alumnos que cursan las menciones de la educación técnica y que se realizan en empresas o instituciones relacionadas con su especialidad. Tiene como objetivo generar la creación de un vínculo permanente entre las instituciones educativas y el sector empleador, dirigido a la unificación de esfuerzos para la formación profesional del técnico medio como el recurso humano calificado que se requiere para el desarrollo del país. Las acciones previstas para el año 2005, se orientan hacia el fortalecimiento de las instituciones educativas que administran la educación técnica.

ESCUELAS PRODUCTIVAS

El proyecto promocionado por el MED, con la colaboración de otros organismos gubernamentales y no gubernamentales de la región y el país, asume el reto y el compromiso de apoyar procesos, facilitar recursos, fortalecer la práctica productiva escolar con la filosofía de "Aprender haciendo y enseñar produciendo", tendrá como propósito central, desarrollar un sistema de acción pedagógica, que permita incorporar los diversos sectores de la sociedad rural a la función educativa y formativa a objeto de impulsar la seguridad alimentaría, como política de estado desde las Escuelas Productivas, (entendiéndose estas como espacios de formación integral del nuevo republicano, donde se aprende haciendo y se enseña produciendo, en los cuales se fortalece el auto financiamiento, la auto gestión y la participación comunitaria, a través de la educación y el trabajo como procesos fundamentales para alcanzar los fines de la nación). Organizar y desarrollar un amplio programa de educación para el trabajo, dotando a los participantes de conocimientos generales y técnicos para su incorporación efectiva al desarrollo agrícola y su participación social en la comunidad y la inserción en el mercado de trabajo.

El proyecto de escuelas productivas aspira que cada centro educativo se convierta en una unidad de producción que responda a la elaboración del Proyecto Pedagógico Comunitario mediante el Consejo de Planificación Local. Cada centro educativo debe articular con todos los entes y organismos locales a fin de mantener participación protagónica y corresponsables de todos los involucrados.

Abarca la consolidación de los procesos de solidaridad, participación, creatividad, cooperación, relaciones interpersonales, convivencia democrática, respetuosa, responsable y esfuerzos compartidos para la construcción del nuevo ciudadano con un proyecto de vida definido.

Tiene entre otros objetivos, que los participantes logren producir eficientemente productos agropecuarios, conservando el suelo y otros recursos naturales; contribuir a cubrir los gastos que ocasiona su formación profesional; administrar un negocio agrícola mediante la utilización optima de los recursos de producción; participar en las actividades cooperativas y en las organizaciones de base de su comunidad, conformar Unidades Productoras, por municipios, con las Escuelas Rurales, Escuelas Bolivarianas, Escuelas Indígenas, Escuelas Granjas, Escuelas Técnicas Agropecuarias y demás entes gubernamentales y no gubernamentales.

EDUCACIÓN ESPECIAL

Para el año 2005, se ha previsto el desarrollo de las siguientes acciones:

- Proseguir con la atención integral a la población con necesidades educativas especiales en los planteles y servicios de la modalidad de Educación Especial.
- Realizar el seguimiento a la administración de la política de atención educativa integral de la población con necesidades educativas especiales en las veinticuatro (24) entidades federales.
- Desarrollar un programa de capacitación para 2.000 docentes especialistas y personal directivo, adscritos a la modalidad de educación especial.
- Orientar a los padres y representantes de niños, niñas, adolescentes y adultos con necesidades educativas especiales, profesionales y público en general para la atención educativa integral en los planteles y servicios oficiales y privados del país.

EDUCACIÓN DE ADULTOS

A tales efectos se ha previsto el desarrollo de las siguientes acciones, para el año 2005

- Continuar con el proceso de reorientación de la Educación Básica de jóvenes y adultos no escolarizados o excluidos del sistema regular, complementando dicho proceso con la formación en un arte u oficio.
- Continuar con la ejecución del Plan Nacional de Alfabetización, orientada a la atención de 1.500.000 jóvenes y adultos a nivel nacional, a través de estrategias de formación acelerada para la I Etapa de Educación Básica.
- Desarrollar un programa de capacitación y actualización de los docentes en servicio de las diferentes instituciones de la modalidad de Educación de Adultos.
- Consolidar los Centros Educativos de Desarrollo Comunitario, cuyo objetivo es brindar una oferta educativa pertinente, permanente y flexible, para satisfacer las necesidades y aspiraciones vitales de 48.000 jóvenes y adultos, a nivel nacional, a fin de promover su desarrollo personal, educativo, productivo y comunitario autónomo, capacitándolos en un oficio determinado, lo cual les permite participar organizadamente en el proceso socioproductivo.

EDUCACIÓN RURAL

La Educación Rural responde a la necesidad de atender la demanda educativa para el sector poblacional rural en todos los niveles y modalidades del sistema, garantizando la optimización de los recursos y la pertinencia y eficiencia del servicio, Por ello deberán atender su estructura organizativa a los niveles regionales y locales adoptando el currículo a las particularidades y necesidades locales y regionales para asegurar la permanencia y prosecución del educando rural y capacitarlo para que se constituya en protagonista de su propio desarrollo y del progreso local y regional, a través de una educación moderna, actualizada y de calidad.

Se reconoce la necesidad de una relación mas estrecha entre el sistema educativo y el sistema productivo rural, donde se valorice el trabajo del hombre y de la mujer rural y se le dignifique la labor del docente, para lo cual se desarrollarán las siguientes actividades:

- Atender a 180.800 alumnos por el programa a nivel nacional con énfasis en los Estados Apure, Amazonas, Delta Amacuro, Guárico, Sucre, Trujillo y Vargas.
- Desarrollar acciones de coordinación para la incorporación de 4.000 alumnos del sector rural a la III etapa de Educación Básica (7° Grado)
- Ampliar la cobertura del nivel de Educación Básica de la II a la III Etapa, en escuelas rurales de difícil acceso mediante el uso de las tecnologías de información y de materiales autoformativos.
- Efectuar seguimiento a la construcción de los huertos escolares en Escuelas Rurales Graduadas y escuelas pertenecientes a Núcleos Escolares Rurales.

LICEOS BOLIVARIANOS

El Liceo Bolivariano, es un programa bandera dirigido a atender integralmente la adolescencia y la juventud temprana, siendo sus principales objetivos: Garantizar el acceso, permanencia y prosecución de los adolescentes y jóvenes en el sistema educativo, como un derecho humano y social; extender la cobertura de la matrícula, con énfasis en la educación del adolescente y joven entre los 12 y 18 años, priorizando la población rural, indígena y de frontera; y articular el Liceo Bolivariano con el sistema de producción de bienes y servicios, a través de elaboración de proyectos educativos productivos y sustentables con pertinencia sociocultural.

El perfil curricular que estructura al pensum respectivo responde a la concepción integral de la Educación como Continuo Humano. El nuevo programa bandera cubre la atención integral de educación bolivariana a la población objetivo, correspondiente a la continuidad de formación del nuevo republicano entre la Escuela Bolivariana y la Universidad Bolivariana, con salida profesional intermedia como la de técnico medio.

SERVICIOS DE PROTECCIÓN Y DESARROLLO ESTUDIANTIL

A través de los Servicios de Protección y Desarrollo Estudiantil se brinda atención preventiva y asistencial a la población escolar, sobre la base de las necesidades que en materia social, económica y de salud ésta presente, a los efectos de contribuir con la permanencia, prosecución de estudios y rendimiento académico. En este sentido, se pretende atender 425.000 alumnos de los diferentes niveles y modalidades educativas a nivel nacional.

PROGRAMA BECAS ESTUDIANTILES

Las Becas Estudiantiles es otro de los programas que en materia de asistencia económica se utiliza para contribuir con la permanencia del alumno dentro del sistema educativo. Es así como aquellos estudiantes que evidencien condiciones socioeconómicas desfavorables reciben, por parte del Estado, un beneficio económico, no reembolsable ni transferible y de carácter semestral. A los efectos, se otorgarán becas a nivel nacional a 61.848 alumnos cursantes regulares en planteles de dependencia oficial y becas incentivo a 150.000 participantes de la Misión Robinson 2.

CENTROS BOLIVARIANOS DE INFORMÁTICA EDUCATIVA (CBIT)

A través de la Fundación Bolivariana de Informática y Telemática (FUNDABIT), cuyo objetivo es lograr la incorporación de las tecnologías de la información y la comunicación en el proceso educativo para contribuir con la formación integral del individuo, se tiene previsto para el año 2005 la creación y puesta en funcionamiento de 250 Centros Bolivarianos de Informática y Telemática (CBIT) a nivel nacional.

PROGRAMA DE PREVENCIÓN DE ENFERMEDADES DE TRANSMISIÓN SEXUAL

La educación integral que ofrecen las Escuelas Bolivarianas, es complementada con el desarrollo de un programa permanente de educación sexual, en participación conjunta con el Ministerio de Salud y Desarrollo Social, que enfatiza en la valoración de la sexualidad para la prevención de enfermedades como el VIH/SIDA, ITS, embarazo en adolescentes y violencia intrafamiliar, con la finalidad de propiciar el ejercicio de una sexualidad responsable, saludable y plena. Para el año 2005, las metas fijadas son: Atención de 149.436 niños, niñas y adolescentes en 500 escuelas a nivel nacional, capacitación a 8.317 docentes y orientación a 50.000 padres y representantes.

FORTALECIMIENTO DE LA EDUCACIÓN RURAL

El fortalecimiento de la Educación Rural requiere del desarrollo de estrategias dirigidas a la superación de las precarias condiciones de los servicios y la dotación, entre otros aspectos. Al respecto se tiene previsto: Atender 180.800 alumnos a nivel nacional, con énfasis en los estados Amazonas, Apure, Delta Amacuro, Guárico, Sucre, Trujillo y Vargas; dotar de talleres prevocacionales y laboratorios de computación a 30 Escuelas Granjas y Escuelas Graduadas; fortalecer 2.600 planteles rurales con Huertos Escolares; desarrollar cooperativas en 460 Escuelas Rurales; e incorporar 8.000 alumnos del sector rural a la III Etapa de Educación Básica (7° grado).

FORTALECIMIENTO DE LA EDUCACIÓN INDÍGENA

La Educación Intercultural Bilingüe como estrategia educativa y de Estado en un nivel más amplio, asume la Interculturalidad como principio rector y operativo en el sistema educativo nacional en todos sus niveles y modalidades, orientando sus acciones hacia el desarrollo educativo de los pueblos indígenas, garantizando el acceso, permanencia, cobertura, el fortalecimiento, recuperación y pleno dominio de su propio idioma y cultura, con las diversas capacidades relativas a todos los ámbitos de sus usos habituales. En este sentido, se tiene programado incorporar a la modalidad de Educación Intercultural Bilingüe a 521 escuelas ubicadas en hábitats indígenas de los estados Amazonas, Anzoátegui, Apure, Bolívar, Delata Amacuro, Mérida, Monagas, Sucre y Zulia.

FORTALECIMIENTO DE LAS ESCUELAS TÉCNICAS

El fortalecimiento de las Escuelas Técnicas es una de las estrategias que sustenta la política educativa para el nivel de Educación Media Diversificada y Profesional. En este sentido, las acciones se orientarán hacia el logro de las siguientes metas: Dotación de equipos, herramientas y recursos para el aprendizaje a los laboratorios y talleres de 242 Escuelas Técnicas y Liceos del Nivel de Educación Media Diversificada y Profesional ubicadas en las veinticuatro entidades federales; desarrollo y consolidación de Unidades Productivas en 105 planteles de Educación Técnico-Profesional a nivel nacional; incorporación de 500 Unidades Educativas Nacionales al Ensayo sobre el Proyecto Seminario de Investigación para el Desarrollo Endógeno.

PROGRAMA DE DOTACIÓN DE RECURSOS PARA EL APRENDIZAJE

El programa de dotación de recursos para el aprendizaje en planteles oficiales que ha venido impulsando el MED, garantiza a los diferentes actores educativos el acceso a materiales bibliográficos de óptima calidad, a través de la creación de centros de recursos y bibliotecas en los planteles seleccionados. Para el año 2005 se pretende crear: 12.000 Bibliotecas de Aula en planteles de Educación Integral (Escuelas Bolivarianas); 100 Centros de Recursos para el Aprendizaje en planteles de la I y II Etapa de Educación Básica; 64 Centros de Recursos para el Aprendizaje en planteles de la III Etapa de Educación Básica; 25 Centros de Recursos para el Aprendizaje en planteles de la Educación Media y Diversificada; 35 Bibliobuses como recursos para el aprendizaje en comunidades de la Región Capital; y apoyar mediante el servicio de préstamo individual anual de 20.000.000 de textos a los alumnos de I y II Etapa de Educación Básica de las escuelas ubicadas en los sectores rurales, marginales e indígenas.

FORMACIÓN DOCENTE

Ante la necesidad de desarrollar acciones orientadas hacia el mejoramiento de la calidad de la educación se ha definido entre los lineamientos de política, la formación permanente del personal que integra el sector. En tal sentido, a través del Sistema Nacional de Formación Permanente se pretende atender 75.000 profesionales adscritos a las zonas educativas.

FORMACIÓN PROFESIONAL

Con el objetivo de favorecer condiciones que garanticen a los jóvenes y las jóvenes su participación en el proceso de desarrollo nacional mediante políticas y estrategias dirigidas a potenciar sus capacidades, habilidades y destrezas para su incorporación en forma activa y corresponsable con la sociedad y la familia en la construcción de un Estado Democrático y Social de Derecho y Justicia, el Instituto Nacional de la Juventud tiene planteado apoyar técnico-financieramente el desarrollo de 36 cooperativas juveniles con prospectiva a estructurarse como pequeñas y medianas empresas y contribuir a reinsertar 8.000 jóvenes reclusos al sistema socio-educativo y/o socio productivo.

DESARROLLO Y DOTACIÓN DE LA PLANTA FÍSICA EDUCATIVA

La Fundación de Edificaciones y Dotaciones Educativas (FEDE) es una institución que en coordinación con los Gobiernos Regionales, Locales y otros organismos públicos y privados, atiende las necesidades de la planta física educativa en el ámbito nacional, promocionando y ejecutando programas de construcción, ampliación, reparación, mantenimiento y dotación de planteles, propiciando así el desarrollo del proceso de enseñanza en un ambiente seguro y confortable. En cumplimiento de sus objetivos, FEDE durante el año 2005, tiene programado:

- Realizar mantenimiento preventivo a 876 planteles.
- Realizar rehabilitación a la infraestructura de 60 escuelas técnicas.
- Realizar rehabilitación a 200 Escuelas Bolivarianas.
- Realizar rehabilitación a 350 planteles.
- Realizar rehabilitación a 253 planteles a través de convenios de mantenimiento.
- 120 planteles rehabilitados a través de convenios especiales.
- Construir 75 preescolares.
- Construir 24 Escuelas Bolivarianas.

- Construir 24 preescolares Simoncitos a través de convenios especiales.
- Construir 4 Escuelas Bolivarianas a través de convenios especiales.
- Dotar 645 planteles de unidades móviles de mantenimiento y seguridad escolar.
- Dotar 5.257 planteles de mobiliario y equipo escolar.
- Dotar 1.000 aulas de Educación Inicial de materiales y recursos didácticos.

VIVIENDAS DIGNAS PARA EL EDUCADOR Y A BAJO COSTO

El 9 de septiembre del año en curso, la Junta Administradora del IPASME aprobó el nuevo Reglamento General de Créditos para los afiliados (Resolución 1.204, Gaceta Oficial 37.771), el cual se ajusta a la realidad del mercado inmobiliario, incrementando de manera sustancial el Crédito Hipotecario de Bs. 20.000.000 a Bs. 30.000.000 (monto que alcanza los Bs. 50.000.000 en el caso de que ambos cónyuges trabajen en el MED) para ser cancelados en 25 años y a una tasa anual del 7% de interés fijo y con la modalidad que se tomará en cuenta para su aprobación el 45% del ingreso del núcleo familiar del afiliado en el caso de los préstamos de adquisición de vivienda, estimándose atender para el año 2005 siete mil (7.000) créditos.

PROGRAMA DE ATENCIÓN INTEGRAL AL AFILIADO (IPASME)

El Programa Atención Integral al Afiliado, tiene como objetivo fundamental, la cancelación de las solicitudes de indemnización por concepto de las Cláusulas del Convenio- Inter-administrativo del personal del Ministerio de Educación y Deportes, así como también, las tarifas o contribuciones por actos médicos relacionados con hospitalización, cirugía y maternidad en que incurran los afiliados.

Para el año 2005, se programó procesar y cancelar 20.294 indemnizaciones por concepto de: nacimientos de hijos, matrimonio del personal, gastos mortuorios, fallecimiento, enfermedades del personal, hijos con necesidades especiales, prótesis dentales y cristales ópticos, tratamientos especiales, servicios de HCM y contribuciones ordinarias.

B. PROGRAMA DEL DEPORTE

PRÁCTICA DEPORTIVA, RECREATIVA Y DE CALIDAD

Con los fines de promover la práctica de la Educación Física, el Deporte y la Recreación, como medios eficaces para desarrollar una cultura física integral de los ciudadanos y ciudadanas y de contribuir al mejoramiento de su calidad de vida y elevar el nivel competitivo de los y las atletas en escenarios nacionales e internacionales, el Despacho del Viceministro de Deportes, a través del Instituto Nacional de Deportes, ejecuta sus acciones a través de los programas Educación Física y Deporte Escolar, Deporte para Todos, Deporte de Rendimiento y el Programa Instalaciones Deportivas. Entre sus metas para el año 2005, se plantean:

Deporte para Todos:

- Apoyar logísticamente y financieramente 300 Escuelas de atención Comunitaria.
- Apoyar logísticamente y financieramente 34 Organizaciones Federadas y no Federadas.
- Apoyar financieramente 48 Municipios Pilotos para la creación de Escuelas Municipales de Iniciación Deportiva.
- Apoyar financieramente 200 Entes Deportivos Municipales
- Realizar los Juegos Deportivos Municipales
- Realizar 400 Eventos Deportivos para promover las actividades Deportivas, Recreativas y para la Salud.
- Asistir a 12 Eventos Internacionales para profundizar en el Deporte Sectorial, Municipalización Deportiva y Nuevos Deportes.

Deporte de Rendimiento:

- Brindar asistencia Socio-Integral 1.500 atletas de Alta Competencia (Pre-selecciones y Selecciones Nacionales)
- Apoyar logísticamente y financieramente a 60 atletas Esperanzas Olímpicas y Paralímpicas
- Brindar asistencia socioeconómica a 36 atletas a través de Becas Escolares y Universitarias
- Otorgar 804 ayudas económicas a igual número de Atletas de Alto Rendimiento
- Participar con una Delegación en Los XV Juegos Bolivarianos
- Participar con una Delegación en Las III Olimpiadas del Deporte Cubano
- Apoyar económicamente la realización y organización de los XVI Juegos Deportivos Nacionales, Los Andes 2005
- Brindar asistencia alimentaría y alojamiento a 14.900 atletas y entrenadores de alto rendimiento en concentraciones periódicas
- Apoyar el funcionamiento y organización de las 12 Ligas Deportivas Nacionales
- Apoyar la creación de 12 Unidades Educativas de Talento Deportivo
- Crear un Laboratorio de Tecnología Deportiva, para el beneficio de 3.000 atletas pertenecientes a Pre-selecciones y Selecciones Nacionales.

Instalaciones Deportivas:

- Construir, reparar y mantener 130 obras de infraestructura deportiva en los centros de alto rendimiento construidas, reparadas y con mantenimiento
- Construir, reparar y mantener 110 obras de infraestructura deportiva en otros centros deportivos en el marco del proyecto salto construidas, reparadas y con mantenimiento
- Reparar 200 canchas deportivas escolares
- Techar 24 canchas deportivas escolares
- Ampliar, mejorar y construir ocho estadios de fútbol para la Copa América 2007, cuya sede será Venezuela
- Construir, reparar y mantener 15 obras de infraestructura deportiva para la realización de los Juegos Deportivos Nacionales 2005; los Juegos Deportivos Municipales y los Juegos Deportivos Escolares

C. PROGRAMA CULTURAL

En fecha 03 de junio de 2004, fue designado el Ministerio de Estado para la Cultura, según Gaceta Oficial N° 37.952, cuya última versión corregida fue publicada en la Gaceta Oficial N° 38.019 del 09-09-04; quedando eliminado el Viceministerio de la Cultura, con lo cual se amplía el radio de acción y atención del hecho cultural nacional, quien a través de los Organismos Adscritos, y Direcciones Generales Sustantivas, del Consejo Nacional de la Cultura (CONAC) implementará, la formulación, coordinación, instrumentación y supervisión del desarrollo de la política cultural nacional, enmarcada Plan Estratégico de la Nación, así como su articulación con los sectores educativos e instancias estadales, a los fines de asegurar el derecho a la cultura, manifestación de la creatividad, la energía generativa de lo humano, expresada en las artes del hacer, la invención y la expresión, para impulsar el desarrollo humano, el progreso social, el bienestar y riqueza de la vida.

Bajo este contexto, se tiene previsto los siguientes objetivos:

- Concebir a las industrias culturales como asunto estratégico e imprescindible de la cultura, generadores de riqueza de la mejor calidad de vida.
- Fortalecer el potencial humano, en la convicción de que las artes deben incidir en la calidad de vida de las personas y la condición humana; para consolidar los procesos de cambios sociocultural y estimular las potencias creadoras de los individuos. Se consideran procesos fundamentales dentro de este.
- Rescate, protección, inventario y socialización del patrimonio histórico y cultural de la nación, tangible e intangible, vinculados al servicio y a la vida de las comunidades como organización de los valores.
- Fortalecer la Institucionalidad Cultural Pública en todos sus procesos administrativos, técnicos, jurídicos – legales, de infraestructura y de recursos humanos, tan necesarios y fundamentales como plataforma de acción que permita el desarrollo de la gestión en condiciones favorables.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Servir de apoyo a los programas que conforman la estructura administrativa de la institución	Tramite Administrativo	1	2.350.180.316.736
Gerenciar la Política Educacional, enmarcada en el plan estratégico	Tramite Administrativo	1	842.854.143.296
Ejecutar, a través de las zonas educativas, el desarrollo de las acciones de coordinación, asesoría e instrumentación de la gestión educativa y deportiva	Alumno Atendido	7.611.709	4.133.307.792.766
Formular, coordinar y articular el desarrollo de la política cultural nacional enmarcada en el plan estratégico	Tramite Administrativo	1	370.755.158.180
Formular, coordinar y articular las acciones referidas a la política deportiva nacional, estadal y municipal	Tramite Administrativo	1	228.517.858.900
Coordinar organismos de los entes descentralizados sin fines empresariales, adscritos al Ministerio de Educación y Deportes	Tramites Administrativo	1	247.285.866.466
TOTAL			**8.172.901.136.344**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	2.350.180.316.736
02	Servicios de Apoyo a los Programas Educativos	842.854.143.296
04	Servicio Regional de Educación	4.133.307.792.766
06	Programa Cultural	370.755.158.180
07	Programa del Deporte	228.517.858.900
98	Asignaciones a Organismos del Sector Público	247.285.866.466
	TOTAL	**8.172.901.136.344**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de personal	5.213.222.127.809
	- Recursos Ordinarios	4.927.963.737.809
	- Otras Fuentes de Financiamiento	285.258.390.000
402	Materiales y suministros	289.755.089.107
	- Recursos Ordinarios	289.755.089.107
403	Servicios no personales	66.050.749.565
	- Recursos Ordinarios	66.050.749.565
404	Activos reales	23.882.230.181
	- Recursos Ordinarios	23.882.230.181
407	Transferencias	2.579.990.939.682
	- Recursos Ordinarios	2.505.151.873.338
	- Programas y Proyectos	27.784.906.258
	- Otras Fuentes de Financiamiento	47.054.160.086
	TOTAL	**8.172.901.136.344**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	295.800	1.856.563.156.544
- Directivo	447	5.436.672.444
- Profesional y Técnico	6.869	72.068.324.480
- Personal Administrativo	50.973	219.989.427.196
- Personal Docente	177.081	1.296.469.212.588
- Obreros	60.430	262.599.519.836
Personal Fijo a Tiempo Parcial	117.673	871.026.914.976
- Personal Docente	117.673	871.026.914.976
Personal Contratado	367	3.139.690.752
- Empleados	172	1.632.000.672
- Obreros	195	1.507.690.080
TOTAL	**413.840**	**2.730.729.762.272**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	40.776	81.622.623.588
II	321.236 - 371.236	29.163	126.437.425.280
III	371.237 - 421.237	37.777	179.116.165.640
IV	421.238 - 471.238	28.150	150.424.947.100
V	471.239 - 521.239	10.399	60.713.043.760
VI	521.240 - 571.240	1.899	12.199.426.056
VII	571.241 - 621.241	161.059	1.191.091.944.816
VIII	621.242 - 671.242	19.391	150.859.456.152
IX	671.243 - 721.243	44.350	364.771.801.644
X	721.244 - 771.244	9.314	82.735.525.812
XI	771.245 - 821.245	10.837	102.849.562.784
XII	821.246 - 871.246	7.080	70.300.580.220
XIII	871.247 - 921.247	6.757	73.763.871.588
XIV	921.248 - 971.248	1.013	11.505.634.812
XV	971.249 - 1.021.249	4.267	50.465.581.896
XVI	1.021.250 - 1.071.250	17	213.841.980
XVII	1.071.251 Y MAS	1.591	21.658.329.144
	TOTAL	**413.840**	**2.730.729.762.272**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0002	Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas.	32.450.000.000
A0012	Consejo Nacional de la Cultura (CONAC).	257.204.078.180
A0049	Instituto Nacional de Deportes (IND)	226.561.921.546
A0056	Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME).	86.537.600.000
A0062	Instituto Universitario de Estudios Musicales.	3.190.600.000
A0135	Academia Nacional de Ciencias Económicas.	120.900.544
A0136	Academia Nacional de Ciencias Física, Matemáticas y Naturales	163.890.550
A0137	Academia Nacional de Ciencias Políticas y Sociales.	166.440.464
A0138	Academia Nacional de la Historia.	911.640.000
A0139	Academia Venezolana de la Lengua.	81.856.174
A0140	Academia Nacional de la Medicina.	296.540.000
A0149	Instituto Universitario de Teatro.	3.053.810.000
A0150	Instituto de Patrimonio Cultural.	5.500.000.000
A0151	Instituto Universitario de Estudios Superiores de Artes Plásticas "Armando Reverón".	2.832.980.000
A0158	Compañía Nacional de Teatro.	626.460.000
A0161	Fundación Orquesta Filarmónica Nacional.	2.949.020.000
A0187	Instituto Universitario de Danza.	2.000.000.000
A0188	Fundación Museo Jacobo Borges.	2.132.560.000
A0189	Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez".	1.257.410.000
A0301	Fundación Biblioteca Ayacucho.	1.684.970.000
A0323	Fundación de Edificaciones y Dotaciones Educativas (FEDE).	158.136.466.466
A0342	Fundación La Casa de Bello.	632.700.000
A0350	Fundación Museo de Arte Contemporáneo de Caracas "Sofía Imber"	5.406.600.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0371	Fundación "Vicente Emilio Sojo"	648.620.000
A0372	Fundación Teresa Carreño	11.175.800.000
A0373	Fundación Centro de Estudios Latinoamericano "Rómulo Gallegos"	3.500.000.000
A0374	Fundación Kuai - Mare del Libro Venezolano	1.267.020.000
A0375	Fundación Casa del Artista	522.500.000
A0376	Fundación Museo de Bellas Artes	4.939.450.000
A0377	Fundación Museo Alejandro Otero	2.011.290.000
A0378	Fundación de Etnomusicología y Folklore	2.000.000.000
A0379	Fundación Museo de Ciencias	3.623.960.000
A0381	Fundación Museo Arturo Michelena	1.431.780.000
A0387	Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	2.611.800.000
A0390	Fundación Cinemateca Nacional.	2.314.030.000
A0392	Fundación Galería de Arte Nacional	4.906.500.000
A0409	Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	870.500.000
A0410	Fundación Bolivariana de Informática y Telemática (FUNDABIT)	44.557.890.153
A0413	Fundación Poliedro de Caracas	1.304.120.000
A0417	Fundación Centro Nacional de la Fotografía de Venezuela	413.000.000
A0821	Centro Nacional Autónomo de Cinematografía (CNAC)	4.587.640.000
A0829	Centro Nacional del Libro (CNL)	1.887.070.000
A0838	Monte Avila Editores Latinoamericana.	3.301.190.000
A0911	Academia de la Ingeniería y el Hábitat	102.968.320
A0938	Instituto Nacional de la Juventud	5.881.100.000
A9000	Coejecución de Convenio con Organismos del Sector Público.	42.528.900.000
E6419	Municipio Sucre	10.000.000.000
	TOTAL	**950.285.572.397**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	392.580.296.740
407	01	00	00	Transferencias Corrientes Internas	392.580.296.740
407	01	01	00	Transferencias Corrientes al Sector Privado	392.580.296.740
407	01	01	10	Subsidios Educacionales al Sector Privado	384.233.296.740
				S0063 - Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000
				S0272 - Asociación Civil Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	30.935.050
				S1040 - Convenio ME - AVEC.	372.930.541.988
				S1041 - Planteles no Afiliados al Convenio.	828.533.948
				S1451 - Instituto Venezolano de Capacitación Profesional de la Iglesia.	7.210.000.000
				S1525 - Asociación Civil Del Ministerio De Educación y Deportes (ASOCIMECD)	499.995.700
				S1541 - Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (FUNDALATIN)	90.700.000
				S1548 - Unidad Educativa Francisco Suárez - El Tocuyo Estado Lara	50.000.000
				S1572 - Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	8.325.000
				S1573 - Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	7.101.409

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1574 - Asociación Civil Unidad Educativa Santa Eulalia, Municipio Simón Bolívar del Estado Anzoátegui	9.909.900
				S1575 - Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	15.151.500
				S1576 - Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	17.316.000
				S1577 - Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	11.002.048
				S1578 - Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	15.336.825
				S1579 - Unidad Educativa Básica Bortolomé Salom, Municipio Girardot del Estado Aragua	21.512.580
				S1580 - Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	17.405.349
				S1581 - Unidad Educativa Colegio Libertador, Municipio Santiago Mariño del Estado Aragua	10.446.210
				S1582 - Unidad Educativa Escuela Básica Privada "Paraíso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	8.976.170
				S1583 - Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	19.480.500
				S1585 - Asociación Civil Congregación Hermanas Agustinas, Municipio Girardot del Estado Aragua	6.660.000
				S1586 - Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	20.313.000
				S1587 - Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	20.346.300
				S1588 - Colegio Nuestra Señora de Altagracia de Pedroza, Municipio Ciudad Bolivia del Estado Barinas	19.980.000
				S1589 - Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	11.100.000
				S1590 - Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del Estado Bolívar	7.815.600
				S1591 - Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	13.104.000
				S1592 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa Elena de Wairen, Municipio Gran Sabana del Estado Bolívar	5.700.000
				S1593 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa T. de Kanavayen, Municipio Gran Sabana del Estado Bolívar	5.700.000
				S1594 - Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolivar	9.900.000
				S1595 - Unidad Educativa Colegio San Pedro y San Pablo, Municipio el Callao del Estado Bolívar	15.840.000
				S1596 - Unidad Educativa Augusto Brandt, Municipio Puerto Cabello del Estado Carabobo	11.173.500
				S1597 - Unidad Educativa Inmaculado Corazón, Municipio Valencia del Estado Carabobo	13.548.600
				S1598 - Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	11.700.000
				S1599 - Unidad Educativa Colegio Ebenezer, Municipio Valencia del Estado Carabobo	12.600.000
				S1600 - Unidad Educativa Ezequiel Zamora, Municipio Tinaco	

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				del Estado Cojedes	12.870.000
				S1601 - Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	26.653.652
				S1602 - A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	13.050.436
				S1603 - Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	10.395.000
				S1604 - Fundación Educativa Vicroy (FUNDAVICROY), Municipio Libertador del Distrito Capital	7.590.510
				S1605 - Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	16.450.200
				S1606 - Unidad Educativa Evangélica arco de Triunfo, Municipio Libertador del Distrito Capital	13.063.623
				S1607 - Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	20.490.151
				S1608 - Unidad Educativa Privada "Nazareno de San Pablo", Municipio Libertador del Distrito Capital	12.967.515
				S1609 - Instituto Psicopedagógico El Avila A.C.	24.949.941
				S1610 - Unidad Educativa Ecológica Santísima Trinidad, Municipio Libertador del Distrito Capital	18.964.349
				S1611 - Unidad Educativa Privada Miguel Angel, Municipio Libertador del Distrito Capital	14.196.528
				S1612 - Unidad Educativa Virgen de la Paz, Municipio Libertador del Distrito Capital	11.842.202
				S1613 - Instituto Educacional Santa Eduvigis, Municipio Libertador del Distrito Capital	11.619.698
				S1614 - Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	12.128.775
				S1615 - Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	5.473.728
				S1616 - Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	17.316.000
				S1617 - Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	11.962.080
				S1618 - Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	10.296.000
				S1619 - Asociación Católica de Educadores (ASOCADE), Municipio Libertador del Distrito Capital	4.500.000
				S1620 - Asociación Profomento de la Educación Popular (APRO-FEP), Municipio Libertador del Distrito Capital	4.500.000
				S1621 - Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	2.700.000
				S1622 - Fundación MEVORAH FLORENTIN, Municipio Libertador del Distrito Capital	9.990.000
				S1623 - Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	9.600.000
				S1624 - Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	9.000.000
				S1625 - Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	21.600.000
				S1626 - Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	18.315.000
				S1627 - Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	18.315.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1628 - Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	18.315.000
				S1629 - Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	38.480.000
				S1630 - Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	18.315.000
				S1631 - Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	6.660.000
				S1632 - Unidad Educativa "FLORENCIO O´LEARY", Municipio Libertador del Distrito Capital	14.000.000
				S1633 - Escuela Básica José Antonio Ramos Sucre, Municipio Libertador del Distrito Capital	19.980.000
				S1635 - Unidad Educativa CÉSAR RENGIFO, Municipio Libertador del Distrito Capital	13.902.383
				S1636 - Instituto "Fray Martín de Porres", Municipio Miranda del Estado Falcón	15.345.000
				S1637 - Unidad Educativa Colegio Haydee Calles de Medina, Municipio Miranda del Estado Falcón	13.239.506
				S1638 - Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	13.472.547
				S1639 - Unidad Educativa Instituto Josefa Camejo, Municipio Miranda del Estado Falcón	8.370.000
				S1640 - Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	14.985.000
				S1641 - Unidad Educativa Colegio Sagrada Familia, Municipio Carirubano, Estado Falcón	16.400.000
				S1642 - Unidad Educativa Colegio "MONSEÑOR RAMON DE JESUS LORETO RODRIGUEZ", Municipio Francisco de Miranda del Estado Guárico	20.989.800
				S1643 - Unidad Educativa "DON PROSPERO INFANTE", Municipio José Tadeo Monagas del Estado Guárico	23.809.500
				S1644 - Unidad Educativa Colegio "DR. ROBERTO VARGAS", Municipio Ortiz del Estado Guárico	23.809.500
				S1645 - Unidad Educativa Colegio "LA MILAGROSA", Municipio Iribarren del Estado Lara	20.127.352
				S1646 - Colegio Libertador, Municipio Torres del Estado Lara	14.346.639
				S1647 - Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	21.645.000
				S1649 - Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	21.277.035
				S1650 - Asociación Civil Unidad Educativa Instituto de Estudios Técnicos y Laborales, Municipio Iribarren del Estado Lara	8.515.752
				S1652 - Asociación Musical de Sanare "Daniel ORtiz", Municipio Jimenez del Estado Lara	13.852.800
				S1653 - Preescolar La Pastora Davila, Municipio Iribarren del Estado Lara	7.207.200
				S1654 - Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	11.038.950
				S1655 - Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	6.660.000
				S1657 - Unidad Educativa Colegio San Pablo Apostol, Municipio Iribarren del Estado Lara	19.980.000
				S1658 - Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	19.980.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1659 - Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	20.974.005
				S1660 - Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	12.121.200
				S1661 - Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	30.178.125
				S1662 - Asociación Civil Colegio "Dr. RAMON REINOSO NUÑEZ", Municipio Alberto Adriani del Estado Mérdia	8.410.793
				S1663 - Asociación Civil Hogar San José de la Sierra, Municipio Libertador del Estado Mérida	12.700.000
				S1664 - SAPRENDEH (Centro de Desarrollo Humano "EL VELERO", Municipio Zea del Estado Mérida	25.308.000
				S1665 - SAPRENDEH (Centro de Desarrollo Humano "EL ALVA", Municipio Tovar del Estado Mérida	24.948.000
				S1666 - Gran Fraternidad Universal (GFU) Preescolar Serge de la Ferrere, Municipio Andrés Bello del Estado Mérida	5.265.000
				S1667 - Asociación Civil Centro Profesionales Santa Lucia, Municipio Paz Castillo del Estado Miranda	23.777.158
				S1668 - Colegio Padre MANUEL CAÑIZARES, Municipio Independencia del Estado Miranda	6.595.462
				S1669 - Unidad Educativa Colegio de Educación Especial Múltiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	15.859.125
				S1670 - Unidad Educativa EL GRAN RABIT I, Municipio Guaicaipuro del Estado Miranda	12.695.625
				S1671 - Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Victor Sosa", Municipio Guaicaipuro del Estado Miranda	22.200.000
				S1672 - E.B Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	21.090.000
				S1673 - Unidad Educativa Colegio C.E.F.I. (Centro Educativo de Formación Infantil), Municipio Plaza del Estado Miranda	12.071.250
				S1674 - Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	13.902.383
				S1676 - Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	15.249.492
				S1677 - Asociación Civil Escuela Agropecuaria "Juan Pablo II", Municipio Araure del Estado Portuguesa	7.020.000
				S1678 - Asociación .Venezolana Centro Occidental de los Adventista del Séptimo Día (Unidad Educativa Colegio Adventista Andrés Bello), Municipio Guanare del Estado Portuguesa	11.471.850
				S1679 - Fundación para el Desarrollo Social San Rafael Arcangel (FUNDES), Municipio Esteler del Estado Portuguesa	23.400.000
				S1680 - Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	10.463.456
				S1681 - Unidad Educativa Privada Fray Bartolomé de las Casas Municipio Bermúdez del Estado Sucre	20.183.962
				S1682 - Unidad Educativa Privada Cecilio Acosta, Municipio Bermúdez del Estado Sucre	16.983.000
				S1683 - Unidad Educativa Privada Dr. José Gregorio Hernández, Municipio Bermúdez del Estado Sucre	18.562.750
				S1684 - Asociación Civil Liceo "DR. JULIO SUAREZ	

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				LOZADA", Municipio San Cristóbal del Estado Táchira	21.572.239
				S1686 - Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	17.853.088
				S1687 - Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	12.424.230
				S1688 - Fundación Taller Escuela, Municipio Independencia del Estado Táchira	21.729.187
				S1689 - Colegio "El Marques", Municipio San Cristóbal del Estado Táchira	10.726.818
				S1690 - Asociación Civil Servicios Educativos "12 de Febrero", Municipio Ayacucho del Estado Táchira	16.638.720
				S1691 - Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	12.672.897
				S1692 - Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	23.175.360
				S1693 - Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	19.496.300
				S1694 - Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	16.233.750
				S1695 - Unidad Educativa Colegio Los Andes, Municipio Junín del Estado Táchira	25.974.000
				S1696 - Asociación Civil de Protección Social Instituto Coromoto Municipio San Cristóbal del Estado Táchira	4.995.000
				S1697 - Unidad Educativa Colegio "General Cipriano Castro", Municipio Independencia del Estado Táchira	10.800.000
				S1698 - Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	17.640.675
				S1699 - Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	6.969.094
				S1700 - Unidad Educativa Colegio "Monseñor Camargo" (Diurno), Municipio Boconó del Estado Trujillo	16.885.597
				S1701 - Colegio Mariscal Antonio José de Sucre, Municipio Sucre del estado Trujillo	19.001.018
				S1702 - Instituto de Previsión del Niño, Municipio Trujillo del Estado Trujillo	6.380.136
				S1703 - Unidad Educativa Tomas Alba Edison, Estado Vargas	17.913.749
				S1704 - Unidad Educativa Privada Andrés Bello, Estado Vargas	13.902.333
				S1705 - Instituto Privado Héctor Alcalá Poza, Municipio San Felipe del Estado Yaracuy	11.700.740
				S1706 - Unidad Educativa Instituto BR. FEDERICO QUIROS R., Municipio San Felipe del Estado Yaracuy	14.300.776
				S1707 - Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	19.631.250
				S1708 - Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	14.866.078
				S1709 - Fundación Unidad Educativa El Gran Procer, Municipio Maracaibo del Estado Zulia	25.061.935
				S1710 - Unidad Educativa Juan Wesley, Municipio San Francisco del Estado Zulia	11.255.400
				S1711 - Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	10.195.125
				S1712 - Colegio Luz y Verdad, Municipio Maracaibo del	

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				Estado Zulia	17.268.208
				S1714 - Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	16.762.803
				S1715 - Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	20.922.317
				S1716 - Escuela Básica Nuestra Señora de la Paz, Municipio Maracaibo del Estado Zulia	12.118.286
				S1717 - Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	13.597.139
				S1718 - Unidad Educativa Betania (U.E.B), Municipio Maracaibo del Estado Zulia	8.677.012
				S1719 - Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	20.995.725
				S1720 - Fundación Unidad Educativa Sacerdote Jesuita Pedro Pablo Barnola Municipio San Francisco del Estado Zulia	8.665.559
				S1721 - Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	10.822.500
				S1722 - Unidad Educativa Mi Angel de la Guarda, Municipio Cabimas del Estado Zulia	21.645.000
				S1723 - Fundación Peter Alexander, Municipio Maracaibo del Estado Zulia	30.000.000
				S1724 - Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	16.489.743
				S1725 - Unidad Educativa León Jerome Hoet, Municipio Enrique Lozada del Estado Zulia	19.980.000
				S1726 - Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	11.778.750
				S1727 - Unidad Educativa Peniel, MUnicipio San Francisco del Estado Zulia	19.692.038
				S1728 - Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	23.400.000
				S1729 - Unidad Educativa Rafael Yepez Trujillo, Municipio San Francisco del Estado Zulia	22.200.000
				S1730 - Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	22.200.000
				S1731 - Unidad Educativa Tulio Febres Cordero, Municipio Maracaibo del Estado Zulia	21.000.000
				S1817 - Ciclo Diversificado Rafael Rangel, Valera, Estado Trujillo	50.000.000
				S1818 - Escuela Básica Monseñor Lucas Guillermo Castillo, Valera, Estado Trujillo	30.000.000
407	01	01	12	Subsidios Culturales al Sector Privado	7.637.000.000
				S0148 - Banco del Libro.	370.000.000
				S0587 - Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	436.000.000
				S0635 - Fundación Museo de los Niños.	650.000.000
				S0942 - Sociedad Orquesta Sinfónica de Venezuela.	5.674.000.000
				S1523 - Fundación Palacio de las Academias	57.000.000
				S1549 - Fundación Bartolomé Ferrer - Nueva Esparta	20.000.000
				S1550 - Fundación 8 de Agosto de 1817 - Nueva Esparta	50.000.000
				S1551 - Asociación Barroso	20.000.000
				S1571 - Fundación Luis Beltrán Prieto Figueroa	300.000.000
				S1768 - Orquesta Sinfónica de la Opera	60.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	01	01	13	Subsidios a instituciones benéficas privadas	710.000.000
				S0133 - Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE).	500.000.000
				S0236 - Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	20.000.000
				S1755 - Fundación Vida Mejor (FUNVIME)	30.000.000
				S1762 - Fundación Niños Discapacitados (FUNDISNE)	50.000.000
				S1763 - Fundación República Insular	30.000.000
				S1764 - Fundación Obra de Vida	20.000.000
				S1776 - Federación Única de Educadores Jubilados y Pensionados de Venezuela (FUDESUPVEN)	60.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	962.576.989
407	03	00	00	Transferencias al exterior	962.576.989
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	962.576.989
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	962.576.989
				I0043 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.).	21.770.000
				I0063 - Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856
				I0076 - Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	217.700.000
				I0080 - Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	217.700.000
				I0111 - Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000
				I0155 - Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	404.985.133
				I0205 - Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	65.310.000
				I0228 - Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	21.770.000

PROGRAMA: 01 - ACTIVIDADES CENTRALES

UNIDAD EJECUTORA: Dirección del Despacho

Este programa centraliza los gastos operativos de la Dirección Superior del Ministerio y de las transferencias a otorgar las Academias Nacionales y Convenios Internacionales. Igualmente sirve de apoyo a los Programas que conforman la estructura administrativa de la institución.

Las instituciones adscritas son las siguientes:

- Academia Nacional de la Historia
- Academia Venezolana de la Lengua
- Academia Nacional de la Medicina
- Academia Nacional de Ciencias Económica
- Academia Nacional de Ciencias Políticas y Sociales
- Academia Ciencias Físicas, Matemáticas y Naturales
- Academia de la Ingeniería y el Hábitat
- Fundación Bolivariana de Informática y Telemática (FUNDABIT)
- Fundación de Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
- Instituto Nacional de la Juventud

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Servir de apoyo a los programas que conforman la estructura administrativa de la institución	Tramite Administrativo	1	2.350.180.316.736
TOTAL			**2.350.180.316.736**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de personal	1.295.295.050.911
	- Recursos Ordinarios	1.295.295.050.911
402	Materiales y suministros	10.541.474.778
	- Recursos Ordinarios	10.541.474.778
403	Servicios no personales	39.932.253.781
	- Recursos Ordinarios	39.932.253.781
404	Activos reales	13.209.040.516
	- Recursos Ordinarios	13.209.040.516
407	Transferencias	991.202.496.750
	- Recursos Ordinarios	986.742.406.598
	- Programas y Proyectos	4.460.090.152
	TOTAL	**2.350.180.316.736**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	2.043	18.482.179.908
- Directivo	124	1.611.998.952
- Profesional y Técnico	839	10.161.511.356
- Personal Administrativo	548	3.197.650.440
- Personal Docente	14	150.218.412
- Obreros	518	3.360.800.748
Personal Fijo a Tiempo Parcial	7	32.589.816
- Personal Docente	7	32.589.816
Personal Contratado	367	3.139.690.752
- Empleados	172	1.632.000.672
- Obreros	195	1.507.690.080
TOTAL	**2.417**	**21.654.460.476**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.854.820
II	321.236 - 371.236		
III	371.237 - 421.237	7	32.589.816
IV	421.238 - 471.238	225	1.236.309.780
V	471.239 - 521.239	525	3.064.190.124
VI	521.240 - 571.240	114	747.554.340
VII	571.241 - 621.241	89	641.657.904
VIII	621.242 - 671.242	303	2.330.171.280
IX	671.243 - 721.243		
X	721.244 - 771.244	8	73.007.940
XI	771.245 - 821.245	337	3.242.027.376
XII	821.246 - 871.246	4	40.706.196
XIII	871.247 - 921.247	217	2.347.138.836
XIV	921.248 - 971.248	67	759.722.676
XV	971.249 - 1.021.249	122	1.458.776.448
XVI	1.021.250 - 1.071.250	17	213.841.980
XVII	1.071.251 Y MAS	381	5.462.910.960
	TOTAL	**2.417**	**21.654.460.476**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	53.153.726.205
407	01	00	00	Transferencias corrientes internas	53.153.726.205
407	01	02	00	Transferencias corrientes al sector público	53.153.726.205
407	01	02	02	Transferencias corrientes a los entes descentralizados	45.428.390.153
				A0409 - Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	870.500.000
				- Recursos Ordinarios	870.500.000
				A0410 - Fundación Bolivariana de Informática y Telemática (FUNDABIT)	44.557.890.153
				- Recursos Ordinarios	40.097.800.001
				Gastos de Funcionamiento (Propios)	3.097.800.000
				Misión Robinsón, Gastos de Funcionamiento y Pago de Facilitad	37.000.000.001
				- Programas y Proyectos	4.460.090.152
				• Instalación de 1000 Centros Bolivarianos De Informática y Telemática (CBIT)	4.460.090.152
407	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	7.725.336.052
				A0135 - Academia Nacional de Ciencias Económicas.	120.900.544
				- Recursos Ordinarios	120.900.544
				A0136 - Academia Nacional de Ciencias Física, Matemáticas y Naturales	163.890.550
				- Recursos Ordinarios	163.890.550
				A0137 - Academia Nacional de Ciencias Políticas y Sociales.	166.440.464
				- Recursos Ordinarios	166.440.464
				A0138 - Academia Nacional de la Historia.	911.640.000
				- Recursos Ordinarios	911.640.000
				A0139 - Academia Venezolana de la Lengua.	81.856.174
				- Recursos Ordinarios	81.856.174
				A0140 - Academia Nacional de la Medicina.	296.540.000
				- Recursos Ordinarios	296.540.000
				A0911 - Academia de la Ingeniería y el Hábitat	102.968.320
				- Recursos Ordinarios	102.968.320
				A0938 - Instituto Nacional de la Juventud	5.881.100.000
				- Recursos Ordinarios	5.881.100.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	5.734.000.000
407	01	00	00	Transferencias corrientes internas	5.734.000.000
407	01	01	00	Transferencias corrientes al sector privado	5.734.000.000
407	01	01	12	Subsidios culturales al sector privado	5.734.000.000
				S0942 - Sociedad Orquesta Sinfónica de Venezuela.	5.674.000.000
				- Recursos Ordinarios	5.674.000.000
				S1768 - Orquesta Sinfónica de la Opera	60.000.000
				- Recursos Ordinarios	60.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	962.576.989
407	03	00	00	Transferencias al Exterior	962.576.989
407	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	962.576.989
407	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	962.576.989
				I0043 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.).	21.770.000
				- Recursos Ordinarios	21.770.000
				I0063 - Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856
				- Recursos Ordinarios	525.856
				I0076 - Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	217.700.000
				- Recursos Ordinarios	217.700.000
				I0080 - Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	217.700.000
				- Recursos Ordinarios	217.700.000
				I0111 - Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000
				- Recursos Ordinarios	12.816.000
				I0155 - Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	404.985.133
				- Recursos Ordinarios	404.985.133
				I0205 - Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	65.310.000
				- Recursos Ordinarios	65.310.000
				I0228 - Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	21.770.000
				- Recursos Ordinarios	21.770.000

PROGRAMA: 02 - SERVICIOS DE APOYO A LOS PROGRAMAS EDUCATIVOS

UNIDAD EJECUTORA: Despacho del Viceministro de Asuntos Educativos

El Programa es responsable, a través del Despacho del Viceministro de Asuntos Educativos, de la formulación, coordinación, instrumentación y supervisión de la política educativa nacional, articulada con el sector deportivo, en concordancia con las líneas generales del Plan de Desarrollo Económico y Social 2001 – 2007, las cuales establecen un Modelo de Equilibrios que en lo económico, promueven la diversificación del sector productivo, buscando alcanzar un crecimiento sostenido y diversificado, fortaleciendo la economía (solidaria) y propiciando el desarrollo local sustentable y sostenible. La transformación de instituciones educativas en unidades de producción es una de las contribuciones que a este respecto ha continuado impulsando el sector educativo.

Este Modelo de Equilibrio, hace énfasis en el logro de la justicia social y la equidad, a través de una incorporación progresiva (inclusión). En materia educativa, ello supone garantizar a la población escolar una educación integral y de calidad para todos fundamentada en la concepción de desarrollo endógeno, con la finalidad de desarrollar el potencial creativo de cada individuo y el pleno ejercicio de su personalidad, para una participación activa, consciente y solidaria en los procesos de transformación social. Desde esta perspectiva la educación asume el reto de convertirse en el instrumento fundamental para alcanzar el desarrollo integral del país, sustentado en un modelo de sociedad en donde los principios que pauta la Constitución Nacional (cooperación, solidaridad, concurrencia y corresponsabilidad) adquieren mayor preeminencia, lo cual implica que la educación debe considerarse un continuo humano localizado que atiende los procesos de enseñanza aprendizaje como unidad compleja de naturaleza humana integral correspondiendo sus niveles y modalidades a los momentos del desarrollo propio de cada edad en su estado físico, biológico, psíquico, cultural, social e histórico, en periodos sucesivos donde cada uno engloba el anterior, creando las condiciones de actitud, vocación y aspiración a ser atendidas por el sistema educativo en una nueva escuela entendida como:

- Espacio del quehacer comunitario
- Espacio para la formación integral
- Espacio para la producción
- Espacio para la creación
- Espacio de salud y vida
- Espacio para las innovaciones pedagógicas
- Espacio para la comunicación alternativa
- Espacio para la creatividad
- Espacio para las Tecnologías de Información y Comunicación TIC
- Espacio para los Consejos Comunitarios
- Espacio para la paz

Para la concreción de estas aspiraciones se impone la continuación del proceso de transformación educativa iniciado en el año 2000, lo cual implica la implementación de estrategias de ejecución que respondan a la Directriz Estratégica establecida para el sector educativo: Garantizar el acceso y permanencia a una educación integral, gratuita y de calidad para todos. En este sentido, se ha previsto para el año 2005, la realización de diferentes acciones, las cuales se enmarcan en los siguientes objetivos:

Incrementar la cobertura y la calidad de la educación

La educación es un derecho humano y un servicio público, razones por las cuales es necesario desarrollar acciones orientadas a la ampliación de la oferta educativa en concordancia con las demandas de la población escolar, en igualdad de condiciones y oportunidades que permitan asegurar el acceso al sistema educativo, como una manera de minimizar los riesgos de la deserción y de la exclusión escolar; como complemento, la instrumentación de programas de carácter socio – educativo, resultan de gran significación, a los fines de garantizar la prosecución escolar.

Para el año 2005 se contempla la ejecución de los programas y/o proyectos que a continuación se destacan:

➢ Proyecto Nacional de las Escuelas Bolivarianas

Este proyecto tiene como objetivo brindar una educación integral a niños, niñas y adolescentes de práctica pedagógica abierta, reflexiva y constructiva que establezca una relación amplia con la comunidad signada por una participación autentica que promueva un cambio efectivo acorde con los propósitos de construir una nueva ciudadanía. Comprende un concepto que pasa por entender el carácter integral de la educación, de desarrollo de la mente para intelecto, el desarrollo de las manos para el trabajo, del cuerpo para la salud física y mental y del espíritu para la creatividad y la inventiva, para formar un ser social solidario, que domine el saber, el hacer y el convivir formando así el nuevo republicano. Para el logro de tales fines se tiene previsto las siguientes acciones:

- Monitoreo, supervisión, seguimiento y control a las Escuelas Bolivarianas
- Prevención del VIH-SIDA, ITS, embarazo precoz, violencia intrafamiliar, equidad de género y otros temas de sexualidad.
- Formar Cooperativas Comunitarias Bolivarianas de servicios para el procesamiento de alimentos, elaboración de uniformes, distribución y comercialización de los productos agroalimentarios.

➢ Programa Protección y Desarrollo Estudiantil

Tiene como finalidad impulsar el desarrollo en materia de protección y desarrollo estudiantil con el propósito de favorecer la prosecución, el rendimiento escolar, la organización y participación estudiantil y el desarrollo integral del estudiante, involucrando a su familia y comunidad local, para disminuir los factores de riesgo que atenten contra la integridad bio-psico-social del estudiante, fortaleciendo los factores de protección y potenciando sus condiciones y oportunidades. Para alcanzar este objetivo se ofrece atención integral a la población estudiantil en las áreas socio-económicas, médico-odontológicas, prevención integral de la salud, organización y participación en el ámbito escolar.

Para el año 2005 se tienen previstas las siguientes acciones:

- Proseguir con los Programas de Protección de la Salud, mediante la atención de 425.000 alumnos, a través de los Servicios Médico – Odontológicos de bienestar estudiantil, en 150 NIBES y en los servicios de 1200 planteles, a nivel nacional.
- Fortalecer los Servicios de Bienestar Estudiantil en planteles y los Centros Comunitarios de Atención Integral, mediante la dotación de materiales y equipos médico - odontológicos.
- Continuar el Programa de Asistencia Económica, mediante el otorgamiento y renovación de 19.640 y 44.324 Becas Escolares, respectivamente, a estudiantes de los planteles oficiales de Educación Preescolar, Básica, Media Diversificada y Profesional y de la Modalidad de Educación Especial, además del otorgamiento de 150.000 becas incentivo para los participantes de la Misión Robinson II.
- Continuar el Programa de subsidios a los planteles e instituciones educativas privadas, deficitarias en recursos económicos, que colaboran con el estado en el desarrollo de la labor educativa.

Sistema Nacional de Medición y Evaluación del Aprendizaje (SINEA)

La creación del Sistema Nacional de Medición y Evaluación del Aprendizaje obedece a la necesidad de contar con un sistema que evalúe los resultados del aprendizaje a nivel de las escuelas básicas. En este sentido, proporciona información periódica, válida y confiable sobre los niveles de competencia evidenciados por los alumnos de Educación Básica en el dominio de la Lengua y Matemática, al término de cada una de sus etapas, así como sobre los factores asociados al aprendizaje en relación con este dominio y otros indicadores relacionados con la calidad de la educación. Esta información resulta de gran significación para la toma de decisiones en cuanto a la formulación de políticas educativas; constituye una herramienta de amplia utilidad para la planificación y, por último, se convierte en un elemento para la retroalimentación de los docentes e instituciones sobre sus logros y deficiencias. Para continuar el desarrollo del Sistema, se aspira crear una base de datos producto de la aplicación de los instrumentos piloto del Laboratorio Latinoamericano de la Calidad de la Educación (LLECE) y producir diez instrumentos validados y confiables.

Apertura Año Escolar 2005 - 2006

Puede considerarse como una acción estratégica del Ministerio de Educación y Deportes, que permite a las Zonas Educativas coordinar, orientar y organizar el Plan de Apertura de cada año escolar, con el propósito de satisfacer la demanda de matrícula, en términos de la ampliación de la cobertura y / o prosecución escolar en los diferentes niveles y modalidades del sistema escolar, mediante la asignación de nuevos cargos a nivel docente, administrativo, personal especializado y obreros, y la redistribución de horas docentes en los planteles de dependencia nacional del país; así como la dotación de los centros educativos y la realización de los procesos administrativos pertinentes.

Adicionalmente, la actividad permite atender los gastos de personal, generados por la Recurrencia de la Apertura del Año Escolar 2.004 – 2005.

Programa de fortalecimiento de las comunidades educativas

Cuyo objetivo es la dirección e instrumentación a nivel nacional de las políticas de comunidades educativas y las funciones esenciales de planificación, supervisión, seguimiento, control y evaluación de la gestión, conjuntamente con el liderazgo de las Instituciones Públicas, culturales, deportivas y religiosas dentro del contexto geográfico de cada parroquia, con el fin de establecer niveles de coordinación entre el equipo directivo, docente y miembros de las comunidades educativas en general, con las autoridades nacionales, estadales, municipales y parroquiales, para el logro del desarrollo de las instituciones educativas, fortaleciéndose así el logro de una educación integral y participativa y formar a los miembros de la comunidad educativa en cuanto a ciudadanía, al desarrollo y fortalecimiento de la democracia participativa protagónica desde los centros educativos para formar y organizar las Comunidades Educativas en la contraloría social, en donde a través de un enfoque social se creen las condiciones para el desarrollo integral de los estudiantes, docentes y demás miembros de la institución y de la comunidad en general.

Se trata pues de hacer de la escuela un espacio para la construcción colectiva de significado, por parte de la Comunidad Educativa, donde las relaciones e interrelaciones que se establezcan entre los distintos actores permitan obtener logros y resultados educativos cónsonos con los lineamientos de la política educativa nacional.

Garantizar el acceso a los recursos para el aprendizaje y su utilización en el aula.

El logro de este objetivo implica la instrumentación de diversas alternativas que le permita a los actores educativos el uso y manejo de los recursos para el aprendizaje; el programa de dotación que en esta materia se ha venido impulsando abre un abanico de posibilidades para que los alumnos, docentes y comunidades educativas accedan en los planteles oficiales, con énfasis en los niveles de III Etapa de Educación Básica y Educación Media Diversificada y Profesional, a los materiales bibliográficos y no bibliográficos, a través de la creación de Bibliotecas de Aula y Centros de Recursos para el Aprendizaje.

Para el año 2005, se ha previsto continuar la ejecución de este Programa, mediante la creación de 1.153 Bibliotecas de Aula en planteles integrales (Escuelas Bolivarianas) de I y II Etapa de Educación Básica; 100 Bibliotecas Escolares concebidas como centros de Recursos para el aprendizaje en planteles de la I y II Etapa de Educación Básica; 64 en planteles de la III Etapa de Educación Básica; 25 en planteles de Educación Media; y la elaboración de Producciones audiovisuales de carácter educativo para atender 2.000 planteles.

Mejorar la función supervisora en los diferentes niveles jerárquicos del sistema educativo.

El Sistema Nacional de Supervisión Educativa es uno de los componentes esenciales del sistema escolar, por cuanto permite el fortalecimiento de la función pedagógica y administrativa en aras del acceso y permanencia a una educación integral y de calidad, desde el nivel de Educación Preescolar hasta el de Media Diversificada y Profesional y sus Modalidades, según lo establecido en la Ley Orgánica de Educación.

Para el año 2005, se continuará con las acciones orientadas hacia la redimensión del Sistema Nacional de Supervisión, lo cual supone la elaboración del perfil y redefinición de las funciones del nuevo supervisor, que acompañe a los docentes en la búsqueda de la calidad educativa.

La Formación Permanente es un continuo del proceso educativo que se inicia desde la gestación y continúa por el resto de la vida, dirigida a los niños, niñas, adolescentes, jóvenes y adultos. En el marco de esta concepción y en respuesta a la necesidad de desarrollar acciones orientadas hacia el mejoramiento de la calidad educativa, el Ministerio de Educación y Deportes ha definido entre sus lineamientos de política la formación del personal que integra el sector educativo; así como la formación permanente de la familia y demás miembros de la comunidad en general. A tal fin, se ha creado el Sistema Nacional de Formación Permanente, el cual requiere para su funcionamiento el establecimiento de una red conformada por las instancias: nacional, zonal, distrital o municipal y local (planteles educativos), en articulación intra e interinstitucional y que tengan inherencia con el logro de una educación integral y de calidad para todos.

Articular el sistema educativo y el sistema de producción de bienes y servicios.

La relación entre los sistemas educativo y productivo implica, necesariamente, adecuar la formación del potencial humano a las exigencias de los avances tecnológicos y los nuevos paradigmas de la producción de bienes y servicios; en consecuencia, la transformación de los contenidos curriculares se convierte en una prioridad, a los fines de desarrollar competencias asociadas con el trabajo productivo y la inserción laboral.

Sobre la base de tales consideraciones, el Despacho del Viceministro de Asuntos Educativos tiene previsto profundizar la transformación del currículo del nivel de Educación Media Diversificada y Profesional, de acuerdo con las tendencias actuales de la formación profesional y los requerimientos del desarrollo local, regional y nacional.

Adicionalmente, se ha considerado la ejecución de otras acciones, para el año 2005.

- Continuar la creación de menciones en el nivel de Educación Media Diversificada y Profesional, que le brinden a los alumnos diversas oportunidades de estudio, con énfasis en actividades productivas propias del desarrollo local y regional con visión nacional.
- Reforzar los seminarios de investigación en el primer año de educación media diversificada y profesional, como estrategia metodológica interdisciplinaria que fortalezca el componente de investigación favoreciendo la integración de los alumnos a su espacio local; que permita la resolución de problemas y la construcción de propuestas y proyectos para el desarrollo endógeno local y regional con visión nacional.
- Proseguir con la creación de los Centros Educativos de Desarrollo Comunitarios, que permitan la adquisición de competencias básicas y especificas en oficios especializados para la incorporación al proceso productivo.
- Fortalecer la Educación Media Diversificada y Profesional, mediante la reactivación y Modernización de las Escuelas Técnicas.
- Continuar el desarrollo de las unidades de producción en instituciones educativas, que impulsen la
- cogestión en materia alimentaría, así como el autofinanciamiento y la autogestión.

Desarrollar la Educación Intercultural Bilingüe, a través de la formación de docentes indígenas.

El desarrollo de la educación Bilingüe implica, necesariamente, la articulación entre los principios y fundamentos de la cultura propia de cada pueblo indígena, en su idioma, cosmovisión, valores, mitología, espiritualidad y organización social y los aportes del acervo cultural, científico, tecnológico y humanístico de la nación venezolana y del patrimonio cultural de la humanidad. Bajo esta premisa, la continuación de la formación de los docentes indígenas en el año 2005, adquiere especial significación, en la medida de su participación en la promoción de acciones dirigidas al rescate y afianzamiento del idioma indígena e identidad cultural; así como en la enseñanza del castellano para el fortalecimiento y ampliación de la cultura propia y para que los pueblos indígenas se apropien en forma autodeterminada, critica y selectiva de otros conocimientos y técnicas pertenecientes a otras culturas, a través de la interculturalidad. Como complemento, se proseguirá con la producción de materiales didácticos escritos en idioma indígena y bilingüe, elementos de gran utilidad para el desarrollo de un currículo acorde con sus características socioculturales.

Promover el desarrollo de programas orientados hacia la atención de necesidades educativas, sociales y económicas de la población rural.

El logro de este objetivo supone continuar atendiendo la demanda educativa de la población escolar del sector rural en todos los niveles y modalidades del sistema, garantizando la optimización de los recursos y la pertinencia y eficiencia del servicio. Por ello deberán atender su estructura organizativa en los niveles regionales y locales adaptando el currículo a sus particularidades y necesidades para asegurar la permanencia y prosecución del educando rural y capacitarlo para que se constituya en protagonista de su propio desarrollo,a través de una educación moderna, actualizada y de calidad. Así mismo, se reconoce la necesidad de una relación mas estrecha entre sistema educativo y el sistema productivo rural, donde se valorice el trabajo del hombre y de la mujer rural y se dignifique la labor del docente, para lo cual se desarrollaran en el año 2005, las siguientes acciones:

- Continuar con la aplicación de la metodología del Proyecto Renovemos la Escuela Básica Rural, Indígena y de Frontera.
- Fortalecer la Educación Rural, mediante la dotación de talleres prevocacionales y laboratorio de computación a 20 Escuelas Granjas y Escuelas Graduadas Rurales, que propicien la incorporación activa y eficiente al trabajo del campo.
- Atender 180.800 alumnos de planteles rurales, con énfasis en los Estados Apure, Amazonas, Delta Amacuro, Guárico, Sucre, Trujillo y Vargas.
- Ampliar la cobertura de la Educación Rural, (Básica de la II a la III Etapa) mediante la incorporación de 4.000 alumnos a la III etapa de Educación Básica (7ª grado), en Escuelas Rurales de difícil acceso mediante el uso de las Tecnologías de Información y Comunicación y de materiales autoformativos.
- Continuar con el desarrollo del Programa Nacional de Huertos Escolares en 2.680 Escuelas Rurales Graduadas planteles del sector rural, para proporcionar al estudiante experiencias de desarrollo sostenible y sustentable.

Ampliar la cobertura y la atención educativa de calidad a la población de 0 a 6 años, en las etapas maternal y preescolar.

Para el logro de este objetivo, el Despacho del Viceministro de Asuntos Educativos ha venido desarrollando un conjunto de acciones dirigidas a asegurar a los niños y niñas desde la gestación hasta los 6 años el derecho a una educación integral y de calidad, en términos de equidad y justicia social, que les permita proseguir estudios en el nivel de Educación Básica.

Entre estas acciones destacan la formación y actualización de veinte y un mil quinientos once (21.511) docentes para el año 2005, como soporte fundamental para aplicación de la propuesta curricular de Educación Inicial; el desarrollo y consolidación de estrategias no convencionales para la atención integral de niños en edad preescolar; la dotación de 250 aulas con materiales didácticos y lúdicos; el desarrollo y consolidación de estrategias no convencionales para la atención integral de niños en edad preescolar y la creación de 100 Centros de Educación Integral Simoncito, para garantizar las condiciones sociales, educativas y nutricionales de los niños (as) de 0 a 6 años de edad, mediante la participación activa de la familia y la comunidad.

Para el año 2005 se contempla la ejecución del Programa que a continuación se destaca:

- **Mejoramiento de la calidad y ampliación de la cobertura de atención de los servicios de Educación Preescolar.**

Este programa ofrece atención educativa a 600.000 niños y niñas de 0 a 6 años, incorporados con la participación de la familia, la comunidad, a través del fortalecimiento de las coordinaciones interinstitucionales, intersectoriales y la articulación de las estrategias de atención, 437.267 convencionales y no convencionales.

Proyecto Centro de Educación Inicial Integral "Simoncito"

Constituye una de las líneas estratégicas definidas por el Ejecutivo Nacional en el contexto de desarrollo de la Política de Estado, Atención Integral a la Infancia y a la Adolescencia, para promover el desarrollo integral del niño desde la gestación hasta los 6 años de edad, haciendo énfasis en el aspecto que favorece la identidad, el amor por la patria y en el componente lúdico para desarrollar la inteligencia, con el fin de garantizar las condiciones sociales, educativas y nutricionales que le permitan proseguir estudios en el nivel de Educación Básica en igualdad de oportunidades, en cuanto a los aprendizajes requeridos y se disminuyan los riesgos de repitencia y exclusión escolar.

Las características esenciales que destacan en este Proyecto se relacionan con el tipo de atención integral que se ofrece en estos centros educativos (educación, salud, alimentación, recreación y protección legal); articulación de estrategias convencionales y no convencionales; desarrollo de actividades en jornadas de 8 horas diarias; y atención a niños (as) en la fase maternal (0 a 3 años) y en la fase preescolar (3 a 6 años) hasta su ingreso al 1° grado de Educación Básica.

Atender de manera integral a niños y jóvenes no escolarizados

Para el logro de este objetivo se requiere de la instrumentación de acciones dirigidas a la atención de la población en edad escolar, que por diversas razones están fuera del sistema escolar formal. El Programa "Espacios Educativos Alternativos" responde a esta necesidad, por cuanto está dirigido a reducir la población no escolarizada al asegurar la educación básica a los niños, niñas y jóvenes sin atención educativa o se encuentran en situación de exclusión, contribuyendo de esta manera con la superación de la situación de inequidad social. Para el año 2005, el Programa se ha propuesto atender una población de 50.000 niños, niñas y jóvenes, a nivel nacional.

Ampliar la cobertura y mejorar la calidad de la Educación Especial

La Política de Educación Especial está dirigida a garantizar la atención integral a la población con necesidades educativas especiales, ubicada en las áreas urbanas, rurales e indígenas en todo el territorio nacional. Para ello se definen proyectos orientados al desarrollo de sus potencialidades; se crean condiciones y oportunidades para su integración escolar en niveles y otras modalidades del sistema educativo; se capacita y actualiza al personal interdisciplinario de los planteles y/o servicios, de la comunidad y otros sectores, para optimizar la atención integral de la población y facilitar su integración social.

En este contexto se inscribe el Proyecto "Fortalecimiento de la Atención Educativa Integral a Niños (as), Adolescentes y Adultos con necesidades especiales", el cual tiene entre sus objetivos ampliar la cobertura de la atención educativa integral e integración escolar de la población con necesidades especiales; así como la formación permanente del personal interdisciplinario de planteles y servicios de la Modalidad y otros sectores. En este sentido, se aspira para el año 2.005 capacitar a 2.000 funcionarios, a nivel nacional.

Erradicar el analfabetismo

El logro de este objetivo supone la instrumentación de acciones que permitan a la población analfabeta acceder a la cultura escrita, a la educación básica y a la información, así como a la necesidad de iniciar estrategias integrales de alfabetización en una línea de educación permanente". UNESCO (2000). A partir de esta premisa, el Despacho del Viceministro de Asuntos Educativos, ha venido desarrollando estrategias para lograr que esta población adquiera competencias de lectura, escritura y matemática, en forma autónoma; el Plan de Alfabetización Nacional constituye uno de los principales programas que en materia de educación de adultos actualmente se encuentra en ejecución, alfabetizando a 1.000.000 de personas, con la seguridad de estar contribuyendo con la reducción del índice de analfabetismo en el país.

Para el año 2005 se aspira alfabetizar 300.000 personas más y fortalecer el desarrollo de este Plan mediante la realización de acciones dirigidas a la capacitación de facilitadores, así como a la elaboración de material pedagógico, para su distribución y aplicación, a nivel nacional, a los fines de garantizar la prosecución de estudios en el Sistema Educativo Regular de Adultos a 1.500.000 de personas alfabetizadas en el año anterior, a través de la estrategia de formación acelerada para la Etapa de Educación Básica de Adultos.

Por su relevancia para el desarrollo de la política educativa nacional se profundiza en el conocimiento de algunos de los programas y proyectos que el Despacho del Viceministro de Asuntos Educativos ha considerado continuar desarrollando para el año 2005.

Proyecto de Modernización y Reactivación de las Escuelas Técnicas

La Reactivación de las Escuelas Técnicas Industriales, Agropecuarias y Comerciales, es una de las acciones que fundamenta la política educativa para el nivel de Educación Media diversificada y profesional. El proyecto está dirigido al fortalecimiento de las 257 escuelas técnicas del país en las áreas de: dotación e incorporación de nuevas tecnologías y equipos, capacitación docente, rehabilitación de la infraestructura física y la diversificación de las áreas de formación, de acuerdo con las particularidades de la región de la cual forman parte. Para darle continuidad a este proyecto se tiene previsto para el año 2005, la dotación de talleres y laboratorios en 242 escuelas técnicas, a fin de lograr ambientes adecuados para propiciar el desarrollo del proceso educativo.

Escuelas Productivas

El proyecto promocionado por el MED, con la colaboración de otros organismos gubernamentales y no gubernamentales de la región y del país, asume el reto y el compromiso de apoyar procesos, facilitar recursos, y fortalecer la práctica productiva escolar, mediante la aplicación de la filosofía de "Aprender haciendo y enseñar produciendo" con el objetivo de desarrollar un sistema de acción pedagógica que permita la incorporación de los diversos sectores de la sociedad rural a la función educativa y formativa, a fin de impulsar la seguridad alimentaría, como política de estado desde las Escuelas Productivas. Desde esta perspectiva son concebidas como espacios de formación integral del nuevo republicano, donde se hace énfasis en el autofinanciamiento, la autogestión y la participación comunitaria, a través de la educación y el trabajo como procesos fundamentales para alcanzar los fines de la nación.

El proyecto de escuelas productivas aspira que cada centro educativo se convierta en una unidad de producción que responda a la elaboración del Proyecto Pedagógico Comunitario mediante el consejo de Planificación Local. Cada centro educativo debe articular con todos los entes y organismos a fin de mantener la participación protagónica y corresponsable de todos los involucrados. Abarca la consolidación de todos los procesos de solidaridad, participación, creatividad, cooperación, relaciones interpersonales, convivencia democrática, respetuosa, responsable y esfuerzos compartidos para la construcción del nuevo ciudadano con un proyecto de vida definido.

Programa Orientación de la Enseñanza y Uso de la Lengua Materna

El Programa Orientación de la Enseñanza y Uso de la Lengua Materna, es concebido con el propósito de atender al profesional de la docencia en servicio en lo relacionado con su formación como lector y productor de textos, en su acción pedagógica y en su actividad directa con los niños y miembros de la comunidad. Para cumplir con este propósito el programa ha sido estructurado en cuatro subcomponentes: a) Club de lectura, para que los docentes de cada entidad federal consideren de manera particular el acceso a materiales de lectura, círculos de estudio, jornadas periódicas de intercambio y actualización, entre otros; b) Investigación, para la ejecución de investigaciones en el campo de la lectura y la escritura y el apoyo a proyectos vinculados con estas áreas; c) Publicaciones, para actualizar las ediciones de las publicaciones periódicas del Ministerio de Educación y Deportes, considerando las necesidades de los usuarios; y d) Medios de Comunicación Social, para diseñar y ejecutar una campaña de difusión permanente que apoye las acciones del Programa.

Para el año 2005, se le dará continuidad al subcomponente publicaciones, mediante la edición de la Revista Tricolor y la de Educación.

Programa de Instrucción Premilitar

Este programa consiste en la aplicación de una asignatura con carácter de obligatoriedad, en el plan de estudio vigente de la Educación Media Diversificada y Profesional, el cual tiene como objetivo capacitar al estudiante de primero y segundo año del nivel, sobre nociones de Geopolítica, Seguridad Nacional, Soberanía y Estado, Identidad Nacional, Fuerza Armada Nacional y Destrezas Militares, para así contribuir en su formación integral, concientización sobre derechos y deberes con relación a la seguridad y defensa nacional, fortalecimiento de la identidad nacional del ciudadano apto para la vida y el ejercicio de la democracia, el fomento de la solidaridad humana, cultura y conocimiento del deber que tiene de defender la patria.

Liceo Bolivariano

El Liceo Bolivariano es un programa bandera dirigido a atender integralmente la adolescencia y la juventud temprana. El perfil curricular que estructura al pénsum respectivo responde a la concepción integral de la Educación como Continuo Humano.

El nuevo programa bandera cubre la atención integral de educación bolivariana al período de vida entre 12 y 18 años de edad, correspondiente a la continuidad de formación del nuevo republicano entre esta educación y la Universidad Bolivariana, con salida profesional intermedia como la de técnico medio.

El Liceo Bolivariano da continuidad a la formación del nuevo republicano dentro del contexto temporo-espacial de la nueva estructura educativa, con la identificación revolucionaria de Adolescencia y juventud para el desarrollo Endógeno al completar la cobertura, en la nueva estructura de Educación Bolivariana dando atención integral al período de vida del desarrollo del ser humano que históricamente había sido abandonado en el período anterior

Los objetivos previstos para el año 2005 son los siguientes:

- Garantizar el acceso, permanencia y prosecución de los adolescentes y jóvenes en el sistema educativo como un derecho humano y social.
- Extender la cobertura de la matrícula, con énfasis la educación del adolescente y joven entre los 12 y 18 años. Prioriza la población rural, indígena y frontera.
- Articular el Liceo Bolivariano con el sistema producción de bienes y servicios, a través de elaboración de proyectos educativos productivos sustentables con pertinencia sociocultural.
- Desarrollar la planta física y la dotación adecuadas a las necesidades pedagógicas, culturales y deportivas.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Gerenciar la Política Educacional, enmarcada en el plan estratégico	Tramite Administrativo	1	842.854.143.296
TOTAL			**842.854.143.296**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de personal	90.514.169.946
	- Recursos Ordinarios	90.514.169.946
402	Materiales y suministros	5.329.983.626
	- Recursos Ordinarios	5.329.983.626
403	Servicios no personales	2.824.492.984
	- Recursos Ordinarios	2.824.492.984
407	Transferencias	744.185.496.740
	- Recursos Ordinarios	744.185.496.740
	TOTAL	**842.854.143.296**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	41.327	86.679.319.884
- Directivo	27	372.418.380
- Profesional y Técnico	186	2.272.736.880
- Personal Administrativo	11.287	15.313.918.356
- Personal Docente	18.288	53.449.055.040
- Obreros	11.539	15.271.191.228
TOTAL	**41.327**	**86.679.319.884**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	40.774	81.614.913.948
II	321.236 - 371.236	3	12.697.512
III	371.237 - 421.237		
IV	421.238 - 471.238	47	257.886.708
V	471.239 - 521.239	175	1.024.617.048
VI	521.240 - 571.240	11	72.920.340
VII	571.241 - 621.241	19	134.629.752
VIII	621.242 - 671.242	14	106.628.856
IX	671.243 - 721.243	1	8.223.900
X	721.244 - 771.244	9	79.944.408
XI	771.245 - 821.245	32	311.869.272
XII	821.246 - 871.246	23	228.604.884
XIII	871.247 - 921.247	43	465.221.556
XIV	921.248 - 971.248	18	204.460.632
XV	971.249 - 1.021.249	27	322.555.056
XVI	1.021.250 - 1.071.250		
XVII	1.071.251 Y MAS	131	1.834.146.012
	TOTAL	**41.327**	**86.679.319.884**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	52.528.900.000
407	01	00	00	Transferencias corrientes internas	52.528.900.000
407	01	02	00	Transferencias corrientes al sector público	52.528.900.000
407	01	02	05	Transferencias corrientes a los municipios	10.000.000.000
				E6419 - Municipio Sucre	10.000.000.000
				- Recursos Ordinarios	10.000.000.000
407	01	02	99	Transferencias corrientes a otros organismos del sector público	42.528.900.000
				A9000 - Coejecución de Convenio con Organismos del Sector Público.	42.528.900.000
				- Recursos Ordinarios	42.528.900.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	386.846.296.740
407	01	00	00	Transferencias corrientes internas	386.846.296.740
407	01	01	00	Transferencias corrientes al sector privado	386.846.296.740
407	01	01	10	Subsidios educacionales al sector privado	384.233.296.740
				S0063 - Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000
				- Recursos Ordinarios	200.000.000
				S0272 - Asociación Civil Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	30.935.050
				- Recursos Ordinarios	30.935.050
				S1040 - Convenio ME - AVEC.	372.930.541.988
				- Recursos Ordinarios	372.930.541.988

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1041 - Planteles no Afiliados al Convenio.	828.533.948
				- Recursos Ordinarios	828.533.948
				S1451 - Instituto Venezolano de Capacitación Profesional de la Iglesia.	7.210.000.000
				- Recursos Ordinarios	7.210.000.000
				S1525 - Asociación Civil del Ministerio de Educación y Deportes (ASOCIMECD)	499.995.700
				- Recursos Ordinarios	499.995.700
				S1541 - Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	90.700.000
				- Recursos Ordinarios	90.700.000
				S1548 - Unidad Educativa Francisco Suárez - El Tocuyo Estado Lara	50.000.000
				- Recursos Ordinarios	50.000.000
				S1572 - Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	8.325.000
				- Recursos Ordinarios	8.325.000
				S1573 - Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	7.101.409
				- Recursos Ordinarios	7.101.409
				S1574 - Asociación Civil Unidad Educativa Santa Eulalia, Municipio Simón Bolívar del Estado Anzoátegui	9.909.900
				- Recursos Ordinarios	9.909.900
				S1575 - Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	15.151.500
				- Recursos Ordinarios	15.151.500
				S1576 - Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	17.316.000
				- Recursos Ordinarios	17.316.000
				S1577 - Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	11.002.048
				- Recursos Ordinarios	11.002.048
				S1578 - Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	15.336.825
				- Recursos Ordinarios	15.336.825
				S1579 - Unidad Educativa Básica Bortolomé Salom, Municipio Girardot del Estado Aragua	21.512.580
				- Recursos Ordinarios	21.512.580
				S1580 - Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	17.405.349
				- Recursos Ordinarios	17.405.349
				S1581 - Unidad Educativa Colegio Libertador, Municipio Santiago Mariño del Estado Aragua	10.446.210
				- Recursos Ordinarios	10.446.210
				S1582 - Unidad Educativa Escuela Básica Privada "Paraíso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	8.976.170
				- Recursos Ordinarios	8.976.170
				S1583 - Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	19.480.500
				- Recursos Ordinarios	19.480.500
				S1585 - Asociación Civil Congregación Hermanas Agustinas, Municipio Girardot del Estado Aragua	6.660.000
				- Recursos Ordinarios	6.660.000
				S1586 - Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	20.313.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				- Recursos Ordinarios	20.313.000
				S1587 - Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	20.346.300
				- Recursos Ordinarios	20.346.300
				S1588 - Colegio Nuestra Señora de Altagracia de Pedraza, Municipio Ciudad Bolivia del Estado Barinas	19.980.000
				- Recursos Ordinarios	19.980.000
				S1589 - Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	11.100.000
				- Recursos Ordinarios	11.100.000
				S1590 - Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del Estado Bolívar	7.815.600
				- Recursos Ordinarios	7.815.600
				S1591 - Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	13.104.000
				- Recursos Ordinarios	13.104.000
				S1592 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa Elena de Wairen, Municipio la Gran Sabana del Estado Bolívar	5.700.000
				- Recursos Ordinarios	5.700.000
				S1593 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa T. de Kanavayen, Municipio Gran Sabana del Estado Bolívar	5.700.000
				- Recursos Ordinarios	5.700.000
				S1594 - Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolívar	9.900.000
				- Recursos Ordinarios	9.900.000
				S1595 - Unidad Educativa Colegio San Pedro y San Pablo, Municipio el Callao del Estado Bolívar	15.840.000
				- Recursos Ordinarios	15.840.000
				S1596 - Unidad Educativa Augusto Brandt, Municipio Puerto Cabello del Estado Carabobo	11.173.500
				- Recursos Ordinarios	11.173.500
				S1597 - Unidad Educativa Inmaculado Corazón, Municipio Valencia del Estado Carabobo	13.548.600
				- Recursos Ordinarios	13.548.600
				S1598 - Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	11.700.000
				- Recursos Ordinarios	11.700.000
				S1599 - Unidad Educativa Colegio Ebenezer, Municipio Valencia del Estado Carabobo	12.600.000
				- Recursos Ordinarios	12.600.000
				S1600 - Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	12.870.000
				- Recursos Ordinarios	12.870.000
				S1601 - Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	26.653.652
				- Recursos Ordinarios	26.653.652
				S1602 - A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	13.050.436
				- Recursos Ordinarios	13.050.436
				S1603 - Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	10.395.000
				- Recursos Ordinarios	10.395.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1604 - Fundación Educativa Vicroy (FUNDAVICROY), Municipio Libertador del Distrito Capital	7.590.510
				- Recursos Ordinarios	7.590.510
				S1605 - Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	16.450.200
				- Recursos Ordinarios	16.450.200
				S1606 - Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	13.063.623
				- Recursos Ordinarios	13.063.623
				S1607 - Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	20.490.151
				- Recursos Ordinarios	20.490.151
				S1608 - Unidad Educativa Privada "Nazareno de San Pablo", Municipio Libertador del Distrito Capital	12.967.515
				- Recursos Ordinarios	12.967.515
				S1609 - Instituto Psicopedagógico El Avila A.C.	24.949.941
				- Recursos Ordinarios	24.949.941
				S1610 - Unidad Educativa Ecológica Santísima Trinidad, Municipio Libertador del Distrito Capital	18.964.349
				- Recursos Ordinarios	18.964.349
				S1611 - Unidad Educativa Privada Miguel Angel, Municipio Libertador del Distrito Capital	14.196.528
				- Recursos Ordinarios	14.196.528
				S1612 - Unidad Educativa Virgen de la Paz, Municipio Libertador del Distrito Capital	11.842.202
				- Recursos Ordinarios	11.842.202
				S1613 - Instituto Educacional Santa Eduvigis, Municipio Libertador del Distrito Capital	11.619.698
				- Recursos Ordinarios	11.619.698
				S1614 - Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	12.128.775
				- Recursos Ordinarios	12.128.775
				S1615 - Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	5.473.728
				- Recursos Ordinarios	5.473.728
				S1616 - Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	17.316.000
				- Recursos Ordinarios	17.316.000
				S1617 - Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	11.962.080
				- Recursos Ordinarios	11.962.080
				S1618 - Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	10.296.000
				- Recursos Ordinarios	10.296.000
				S1619 - Asociación Católica de Educadores (ASOCADE), Municipio Libertador del Distrito Capital	4.500.000
				- Recursos Ordinarios	4.500.000
				S1620 - Asociación Profomento de la Educación Popular (APRO-FEP), Municipio Libertador del Distrito Capital	4.500.000
				- Recursos Ordinarios	4.500.000
				S1621 - Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	2.700.000
				- Recursos Ordinarios	2.700.000
				S1622 - Fundación MEVORAH FLORENTIN, Municipio Libertador del Distrito Capital	9.990.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				- Recursos Ordinarios	9.990.000
				S1623 - Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	9.600.000
				- Recursos Ordinarios	9.600.000
				S1624 - Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	9.000.000
				- Recursos Ordinarios	9.000.000
				S1625 - Preescolar "Vicente Salías", Municipio Libertador del Distrito Capital	21.600.000
				- Recursos Ordinarios	21.600.000
				S1626 - Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	18.315.000
				- Recursos Ordinarios	18.315.000
				S1627 - Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	18.315.000
				- Recursos Ordinarios	18.315.000
				S1628 - Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	18.315.000
				- Recursos Ordinarios	18.315.000
				S1629 - Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	38.480.000
				- Recursos Ordinarios	38.480.000
				S1630 - Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	18.315.000
				- Recursos Ordinarios	18.315.000
				S1631 - Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	6.660.000
				- Recursos Ordinarios	6.660.000
				S1632 - Unidad Educativa "FLORENCIO O´LEARY", Municipio Libertador del Distrito Capital	14.000.000
				- Recursos Ordinarios	14.000.000
				S1633 - Escuela Básica José Antonio Ramos Sucre, Municipio Libertador del Distrito Capital	19.980.000
				- Recursos Ordinarios	19.980.000
				S1635 - Unidad Educativa CÉSAR RENGIFO, Municipio Libertador del Distrito Capital	13.902.383
				- Recursos Ordinarios	13.902.383
				S1636 - Instituto "Fray Martín de Porres", Municipio Miranda del Estado Falcón	15.345.000
				- Recursos Ordinarios	15.345.000
				S1637 - Unidad Educativa Colegio Haydee Calles de Medina, Municipio Miranda del Estado Falcón	13.239.506
				- Recursos Ordinarios	13.239.506
				S1638 - Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	13.472.547
				- Recursos Ordinarios	13.472.547
				S1639 - Unidad Educativa Instituto Josefa Camejo, Municipio Miranda del Estado Falcón	8.370.000
				- Recursos Ordinarios	8.370.000
				S1640 - Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	14.985.000
				- Recursos Ordinarios	14.985.000
				S1641 - Unidad Educativa Colegio Sagrada Familia, Municipio Carirubano, Estado Falcón	16.400.000
				- Recursos Ordinarios	16.400.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1642 - Unidad Educativa Colegio "MONSEÑOR RAMON DE JESUS LORETO RODRIGUEZ", Municipio Francisco de Miranda del Estado Guárico	20.989.800
				- Recursos Ordinarios	20.989.800
				S1643 - Unidad Educativa "DON PROSPERO INFANTE", Municipio José Tadeo Monagas del Estado Guárico	23.809.500
				- Recursos Ordinarios	23.809.500
				S1644 - Unidad Educativa Colegio "DR. ROBERTO VARGAS", Municipio Ortiz del Estado Guárico	23.809.500
				- Recursos Ordinarios	23.809.500
				S1645 - Unidad Educativa Colegio "LA MILAGROSA", Municipio Iribarren del Estado Lara	20.127.352
				- Recursos Ordinarios	20.127.352
				S1646 - Colegio Libertador, Municipio Torres del Estado Lara	14.346.639
				- Recursos Ordinarios	14.346.639
				S1647 - Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	21.645.000
				- Recursos Ordinarios	21.645.000
				S1649 - Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	21.277.035
				- Recursos Ordinarios	21.277.035
				S1650 - Asociación Civil Unidad Educativa Instituto de Estudios Técnicos y Laborales, Municipio Iribarren del Estado Lara	8.515.752
				- Recursos Ordinarios	8.515.752
				S1652 - Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	13.852.800
				- Recursos Ordinarios	13.852.800
				S1653 - Preescolar La Pastora Dávila, Municipio Iribarren del Estado Lara	7.207.200
				- Recursos Ordinarios	7.207.200
				S1654 - Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	11.038.950
				- Recursos Ordinarios	11.038.950
				S1655 - Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	6.660.000
				- Recursos Ordinarios	6.660.000
				S1657 - Unidad Educativa Colegio San Pablo Apostol, Municipio Iribarren del Estado Lara	19.980.000
				- Recursos Ordinarios	19.980.000
				S1658 - Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	19.980.000
				- Recursos Ordinarios	19.980.000
				S1659 - Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	20.974.005
				- Recursos Ordinarios	20.974.005
				S1660 - Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	12.121.200
				- Recursos Ordinarios	12.121.200
				S1661 - Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	30.178.125
				- Recursos Ordinarios	30.178.125

ACIÓN DE SUBSIDIOS (En Bolívares)

Se	Es	SE	Denominación	Presupuesto 2005
			S1662 - Asociación Civil Colegio "Dr. RAMON REINOSO NUÑEZ", Municipio Alberto Adriani del Estado Mérida	8.410.793
			- Recursos Ordinarios	8.410.793
			S1663 - Asociación Civil Hogar San José de la Sierra, Municipio Libertador del Estado Mérida	12.700.000
			- Recursos Ordinarios	12.700.000
			S1664 - SAPRENDEH (Centro de Desarrollo Humano) "EL VELERO", Municipio Zes del Estado Mérida	25.308.000
			- Recursos Ordinarios	25.308.000
			S1665 - SAPRENDEH (Centro de Desarrollo Humano) "EL ALVA", Municipio Tovar del Estado Mérida	24.948.000
			- Recursos Ordinarios	24.948.000
			S1666 - Gran Fraternidad Universal (GFU) Preescolar Serge de la Ferrere, Municipio Andrés Bello del Estado Mérida	5.265.000
			- Recursos Ordinarios	5.265.000
			S1667 - Asociación Civil Centro Profesionales Santa Lucia, Municipio Paz Castillo del Estado Miranda	23.777.158
			- Recursos Ordinarios	23.777.158
			S1668 - Colegio Padre MANUEL CAÑIZARES, Municipio Independencia del Estado Miranda	6.595.462
			- Recursos Ordinarios	6.595.462
			S1669 - Unidad Educativa Colegio de Educación Especial Múltiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	15.859.125
			- Recursos Ordinarios	15.859.125
			S1670 - Unidad Educativa EL GRAN RABIT I, Municipio Guaicaipuro del Estado Miranda	12.695.625
			- Recursos Ordinarios	12.695.625
			S1671 - Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Victor Sosa", Municipio Guaicaipuro del Estado Miranda	22.200.000
			- Recursos Ordinarios	22.200.000
			S1672 - E.B Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	21.090.000
			- Recursos Ordinarios	21.090.000
			S1673 - Unidad Educativa Colegio C.E.F.I. (Centro Educativo de Formación Infantil), Municipio Plaza del Estado Miranda	12.071.250
			- Recursos Ordinarios	12.071.250
			S1674 - Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	13.902.383
			- Recursos Ordinarios	13.902.383
			S1676 - Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	15.249.492
			- Recursos Ordinarios	15.249.492
			S1677 - Asociación Civil Escuela Agropecuaria "Juan Pablo II", Municipio Araure del Estado Portuguesa	7.020.000
			- Recursos Ordinarios	7.020.000
			S1678 - Asociación Venezolana Centro Occidental de los Adventista del Séptimo Día (Unidad Educativa Colegio Adventista Andrés Bello), Municipio Guanare del Estado Portuguesa	11.471.850
			- Recursos Ordinarios	11.471.850

ACIÓN DE SUBSIDIOS (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
			S1679 - Fundación para el Desarrollo Social San Rafael Arcangel (FUNDES), Municipio Esteler del Estado Portuguesa	23.400.000
			- Recursos Ordinarios	23.400.000
			S1680 - Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	10.463.456
			- Recursos Ordinarios	10.463.456
			S1681 - Unidad Educativa Privada Fray Bartolomé de las Casas Municipio Bermúdez del Estado Sucre	20.183.962
			- Recursos Ordinarios	20.183.962
			S1682 - Unidad Educativa Privada Cecilio Acosta, Municipio Bermúdez del Estado Sucre	16.983.000
			- Recursos Ordinarios	16.983.000
			S1683 - Unidad Educativa Privada Dr. José Gregorio Hernández, Municipio Bermúdez del Estado Sucre	18.562.750
			- Recursos Ordinarios	18.562.750
			S1684 - Asociación Civil Liceo "DR. JULIO SUAREZ LOZADA", Municipio San Cristóbal del Estado Táchira	21.572.239
			- Recursos Ordinarios	21.572.239
			S1686 - Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	17.853.088
			- Recursos Ordinarios	17.853.088
			S1687 - Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	12.424.230
			- Recursos Ordinarios	12.424.230
			S1688 - Fundación Taller Escuela, Municipio Independencia del Estado Táchira	21.729.187
			- Recursos Ordinarios	21.729.187
			S1689 - Colegio "El Marques", Municipio San Cristóbal del Estado Táchira	10.726.818
			- Recursos Ordinarios	10.726.818
			S1690 - Asociación Civil Servicios Educativos "12 de Febrero", Municipio Ayacucho del Estado Táchira	16.638.720
			- Recursos Ordinarios	16.638.720
			S1691 - Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	12.672.897
			- Recursos Ordinarios	12.672.897
			S1692 - Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	23.175.360
			- Recursos Ordinarios	23.175.360
			S1693 - Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	19.496.300
			- Recursos Ordinarios	19.496.300
			S1694 - Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	16.233.750
			- Recursos Ordinarios	16.233.750
			S1695 - Unidad Educativa Colegio los Andes, Municipio Junín del Estado Táchira	25.974.000
			- Recursos Ordinarios	25.974.000
			S1696 - Asociación Civil de Protección Social Instituto Coromoto Municipio San Cristóbal del Estado Táchira	4.995.000
			- Recursos Ordinarios	4.995.000
			S1697 - Unidad Educativa Colegio "General Cipriano Castro", Municipio Independencia del Estado Táchira	10.800.000
			- Recursos Ordinarios	10.800.000

ACIÓN DE SUBSIDIOS (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
			S1698 - Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	17.640.675
			- Recursos Ordinarios	17.640.675
			S1699 - Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	6.969.094
			- Recursos Ordinarios	6.969.094
			S1700 - Unidad Educativa Colegio "Monseñor Camargo" (Diurno), Municipio Boconó del Estado Trujillo	16.885.597
			- Recursos Ordinarios	16.885.597
			S1701 - Colegio Mariscal Antonio José de Sucre, Municipio Sucre del estado Trujillo	19.001.018
			- Recursos Ordinarios	19.001.018
			S1702 - Instituto de Previsión del Niño, Municipio Trujillo del Estado Trujillo	6.380.136
			- Recursos Ordinarios	6.380.136
			S1703 - Unidad Educativa Tomas Alba Edison, Estado Vargas	17.913.749
			- Recursos Ordinarios	17.913.749
			S1704 - Unidad Educativa Privada Andrés Bello, Estado Vargas	13.902.333
			- Recursos Ordinarios	13.902.333
			S1705 - Instituto Privado Héctor Alcala Poza, Municipio San Felipe del Estado Yaracuy	11.700.740
			- Recursos Ordinarios	11.700.740
			S1706 - Unidad Educativa Instituto BR. FEDERICO QUIROS R., Municipio San Felipe del Estado Yaracuy	14.300.776
			- Recursos Ordinarios	14.300.776
			S1707 - Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	19.631.250
			- Recursos Ordinarios	19.631.250
			S1708 - Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	14.866.078
			- Recursos Ordinarios	14.866.078
			S1709 - Fundación Unidad Educativa El Gran Procer, Municipio Maracaibo del Estado Zulia	25.061.935
			- Recursos Ordinarios	25.061.935
			S1710 - Unidad Educativa Juan Wesley, Municipio San Francisco del Estado Zulia	11.255.400
			- Recursos Ordinarios	11.255.400
			S1711 - Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	10.195.125
			- Recursos Ordinarios	10.195.125
			S1712 - Colegio Luz y Verdad, Municipio Maracaibo del Estado Zulia	17.268.208
			- Recursos Ordinarios	17.268.208
			S1714 - Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	16.762.803
			- Recursos Ordinarios	16.762.803
			S1715 - Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	20.922.317
			- Recursos Ordinarios	20.922.317
			S1716 - Escuela Básica Nuestra Señora de la Paz, Municipio Maracaibo del Estado Zulia	12.118.286
			- Recursos Ordinarios	12.118.286

ACIÓN DE SUBSIDIOS (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
			S1717 - Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	13.597.139
			- Recursos Ordinarios	13.597.139
			S1718 - Unidad Educativa Betania (U.E.B), Municipio Maracaibo del Estado Zulia	8.677.012
			- Recursos Ordinarios	8.677.012
			S1719 - Fundación Unidad Educativa MAdre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	20.995.725
			- Recursos Ordinarios	20.995.725
			S1720 - Fundación Unidad Educativa Sacerdote Jesuita Pedro Pablo Barnola Municipio San Francisco del Estado Zulia	8.665.559
			- Recursos Ordinarios	8.665.559
			S1721 - Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	10.822.500
			- Recursos Ordinarios	10.822.500
			S1722 - Unidad Educativa Mi Angel de la Guarda, Municipio Cabimas del Estado Zulia	21.645.000
			- Recursos Ordinarios	21.645.000
			S1723 - Fundación Peter Alexander, Municipio Maracaibo del Estado Zulia	30.000.000
			- Recursos Ordinarios	30.000.000
			S1724 - Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	16.489.743
			- Recursos Ordinarios	16.489.743
			S1725 - Unidad Educativa León Jerome Hoet, Municipio Enrique Lozada del Estado Zulia	19.980.000
			- Recursos Ordinarios	19.980.000
			S1726 - Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	11.778.750
			- Recursos Ordinarios	11.778.750
			S1727 - Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	19.692.038
			- Recursos Ordinarios	19.692.038
			S1728 - Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	23.400.000
			- Recursos Ordinarios	23.400.000
			S1729 - Unidad Educativa Rafael Yépez Trujillo, Municipio San Francisco del Estado Zulia	22.200.000
			- Recursos Ordinarios	22.200.000
			S1730 - Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	22.200.000
			- Recursos Ordinarios	22.200.000
			S1731 - Unidad Educativa Tulio Febres Cordero, Municipio Maracaibo del Estado Zulia	21.000.000
			- Recursos Ordinarios	21.000.000
			S1817 - Ciclo Diversificado Rafael Rangel, Valera, Estado Trujillo	50.000.000
			- Recursos Ordinarios	50.000.000
			S1818 - Escuela Básica Monseñor Lucas Guillermo, Valera, Estado Trujillo	30.000.000
			- Recursos Ordinarios	30.000.000

ACIÓN DE SUBSIDIOS (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
01	01	12	Subsidios Culturales al Sector Privado	1.903.000.000
			S0148 - Banco del Libro.	370.000.000
			- Recursos Ordinarios	370.000.000
			S0587 - Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	436.000.000
			- Recursos Ordinarios	436.000.000
			S0635 - Fundación Museo de los Niños.	650.000.000
			- Recursos Ordinarios	650.000.000
			S1523 - Fundación Palacio de las Academias	57.000.000
			- Recursos Ordinarios	57.000.000
			S1549 - Fundación Bartolomé Ferrer - Nueva Esparta	20.000.000
			- Recursos Ordinarios	20.000.000
			S1550 - Fundación 8 de Agosto de 1817 - Nueva Esparta	50.000.000
			- Recursos Ordinarios	50.000.000
			S1551 - Asociación Barroso	20.000.000
			- Recursos Ordinarios	20.000.000
			S1571 - Fundación Luis Beltrán Prieto Figueroa	300.000.000
			- Recursos Ordinarios	300.000.000
)1	01	13	Subsidios a instituciones benéficas privadas	710.000.000
			S0133 - Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE).	500.000.000
			- Recursos Ordinarios	500.000.000
			S0236 - Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	20.000.000
			- Recursos Ordinarios	20.000.000
			S1755 - Fundación Vida Mejor (FUNVIME)	30.000.000
			- Recursos Ordinarios	30.000.000
			S1762 - Fundación Niños Discapacitados (FUNDISNE)	50.000.000
			- Recursos Ordinarios	50.000.000
			S1763 - Fundación República Insular	30.000.000
			- Recursos Ordinarios	30.000.000
			S1764 - Fundación Obra de Vida	20.000.000
			- Recursos Ordinarios	20.000.000
			S1776 - Federación Única de Educadores Jubilados y Pensionados de Venezuela (FUDESUPVEN)	60.000.000
			- Recursos Ordinarios	60.000.000

¡RAMA: 04 - SERVICIO REGIONAL DE EDUCACION

) EJECUTORA: Despacho del Viceministro de Asuntos Educativos (Zonas Educativas)

l Programa es responsable, a través de las Zonas Educativas, del desarrollo de las acciones de ación, asesoría, orientación, instrumentación y gestión educativa y deportiva, promoviendo la participación s los entes involucrados, con el fin de impulsar y consolidar la política educativa, a nivel regional, mediante ecimiento de la gestión del sector, mejorando la calidad y promoviendo su desarrollo, a nivel de plantel.

Para apoyar la ejecución de la política educativa, a nivel regional, las zonas educativas deben garantizar ·dinación, supervisión, seguimiento y evaluación de los Programas y Proyectos del MED que le dan ión a la Política Educativa, dirigidos a los planteles de su jurisdicción; la administración del personal, los s financieros y los bienes asignados; así como la promoción y mantenimiento de relaciones itucionales con organismos públicos y privados de la región. En este sentido, la gestión zonal, al igual que ada en los planteles educativos, se reviste de especial significación, al constituirse en uno de los pilares entales sobre los cuales se sustenta el proceso de transformaciones que ha venido propugnando el io de Educación y Deportes, como una manera de "Garantizar el acceso, permanencia y prosecución de s y niñas en el sistema".

obre la base de tales consideraciones este Programa, a través de las Zonas Educativas, se propone para 2005, la instrumentación de diferentes estrategias orientadas hacia la concreción de los siguientes s:

- Fortalecer la acción educativa y contribuir al alcance de la equidad, incrementando la cobertura y la calidad de los procesos y resultados.
- Incrementar la capacidad institucional de formación y capacitación integral de la fuerza laboral que demandan los sectores productivos.
- Fortalecer las instituciones educativas, mediante la implantación de nuevas tecnologías de información.
- Garantizar los gastos de funcionamiento a los planteles y Zonas Educativas, mediante la asignación de recursos financieros, que les permitan satisfacer sus necesidades de equipos, recursos materiales y suministros para el desarrollo de los procesos administrativos y/o pedagógicos que les son inherentes.

ara el logro de estos objetivos, el Programa se propone para el año 2005, ejecutar o continuar el lo de las siguientes acciones, en los niveles y modalidades del sistema escolar.

- Continuar con la ampliación de la capacidad de gestión de los planteles educativos, mediante el suministro de recursos materiales y financieros, que permitan contribuir con el mejoramiento de la calidad del proceso.
- Fortalecer la gestión administrativa y pedagógica de las zonas, mediante la implantación de tecnología audiovisual y de informática, como una manera de dar respuesta precisa y oportuna a las demandas del sector educativo.
- Incrementar la atención comunitaria, a través de la incorporación de nuevos Centros Bolivarianos de Informática y Telemática (CBIT).
- Proseguir con el desarrollo de estrategias de actualización y capacitación del personal en servicio (docentes, administrativos y obreros), de acuerdo con las políticas nacionales de formación permanente, a los efectos de contribuir con el mejoramiento de la calidad del proceso educativo.
- Continuar con la implementación de mecanismos de supervisión, seguimiento y control al desarrollo de la política educativa en los planteles de los diferentes niveles y modalidades del sistema escolar.
- Continuar con la ejecución de acciones orientadas a la incorporación de la población escolar a la práctica de actividades deportivas y recreativas, como factor complementario del desarrollo integral del individuo.

ción Preescolar

La Educación Preescolar es la que se inicia desde el momento de la concepción del niño hasta su ingreso lucación Básica, de carácter obligatorio, según lo establece la Ley Orgánica de Educación. Tiene por d asistir y proteger al niño en su crecimiento y desarrollo, además de orientarlo en las experiencias socio-vas propias de la edad. A tales efectos, debe ser ubicado en escenarios formales y no convencionales ndo sus necesidades e intereses en las áreas pedagógicas, de salud integral (física, psicológica y social), ación y de recreación, entre otras, necesarias para su desarrollo integral, con la participación de la familia y ınidad, a través del fortalecimiento de las coordinaciones interinstitucionales e intrasectoriales.

Para el logro de tales fines se ha establecido lo siguiente:

Ampliar la cobertura de la población infantil de 3 a 6 años a través del fortalecimiento de estrategias convencionales o no convencionales en el marco de la universalización de la Educación Preescolar.
Extender la atención convencional a la población en edad preescolar con mayor vulnerabilidad socioeconómica en los sectores: rural, indígena, de frontera y popular del área urbana.
Brindar atención educativa de calidad en jornadas integrales a la población infantil de 0 a 3 y de 3 a 6 años, en las etapas maternal y preescolar, en el marco de la propuesta curricular del nivel de Educación nicial.
Promover la identificación, organización y consolidación de redes sociales, a fin de coordinar los servicios necesarios para ofrecer a los niños y niñas atención integral, especialmente a los de las zonas menos avorecidas socialmente.

ara el año 2005 se tiene previsto el desarrollo de las siguientes acciones:

- Continuar con el desarrollo del Plan de Formación Permanente, mediante la actualización y capacitación de los docentes en servicio, adscritos al Nivel, con la finalidad de mejorar la calidad del desempeño profesional del docente.

Dentro de las políticas establecidas por el Estado y especialmente el Ministerio de Educación y Deportes el mejoramiento de la atención educativa integral, se enfatiza en el conocimiento del Proyecto oncito".

ecto Centro de Educación Inicial Integral "Simoncito"

s un centro educativo orientado a promover el desarrollo integral del niño desde la gestación hasta los 6 edad, con la participación activa de la familia y la comunidad.

Entre sus características, cabe destacar las siguientes:

Atiende a niños y niñas en la fase maternal (0 a 3 años) y la fase preescolar (3 a 6 años) a su ingreso a 1° grado de Educación Básica.
Ofrece atención integral: educación, salud, alimentación, recreación y protección legal.
Ofrece atención a las madres embarazadas, a través de orientaciones en salud, alimentación y estrategias para favorecer el desarrollo de su hijo o hija antes de nacer.
Articula estrategias convencionales y no convencionales.
Promueve y se integra en una red solidaria para la atención integral infantil donde participen activamente la familia y la comunidad.
Desarrolla sus actividades en un horario integral de 8 horas diarias, en la cual se establece una jornada flexible para atender las necesidades personales y educativas de la población infantil
Adecua su estructura organizativa a los lineamientos de la propuesta curricular del nivel de Educación Inicial y a las disposiciones jurídicas de funcionamiento de Centros de Educación Inicial (MED)
Posee recursos materiales que responden a las características de los niños y niñas (de acuerdo a su desarrollo), a los requerimientos del currículo y del entorno socio cultural.

ıño 2005 se tiene previsto el desarrollo de la siguiente acción:

a Creación de 100 Centros de Educación Inicial "Simoncito", en las veinticuatro (24) entidades federales , dirigidos a la atención integral de los niños (as), en las fases maternal y preescolar.

:ducación Básica

a Educación Básica tiene como finalidad contribuir con la formación integral del educando, mediante el lo de sus capacidades cognitivas (intelectuales, motrices y afectivas), de equilibrio personal y de ión social, garantizando la continuidad de estudios en los siguientes niveles. Es el más comprometido del educativo por ser el que mayor número de años atiende al estudiante y donde éste sufre cambios de lo evolutivo importantes para un ser humano, sobre todo el de la niñez a la adolescencia, adicionalmente enta un cambio de adaptación en su proceso educativo cuando sale de la educación inicial y luego al e sexto a séptimo grado (III etapa).

ara atenuar los efectos que se generan en estos dos momentos de adaptación del estudiante, se ha para el año 2005:

Instrumentar mecanismos de supervisión, seguimiento y control al proceso de creación del primer grado en os Preescolares, bajo la responsabilidad del mismo docente que los atendía en el nivel de educación nicial, para garantizar la articulación pedagógica y la continuidad afectiva en el proceso de formación ntegral del niño y la niña.
Desarrollar acciones de coordinación para la capacitación de los docentes responsables de atender el primer grado en los preescolares.
Efectuar seguimiento a la reestructuración progresiva de la Educación Básica (III Etapa), la cual se inicia con la creación del Séptimo Grado Bolivariano en los núcleos rurales, núcleos indígenas, escuelas básicas graduadas indígenas, rurales y urbanas y escuelas bolivarianas del país.

Como complemento, se ha previsto proseguir la ejecución de las siguientes acciones:

- Supervisar el desarrollo del Plan Nacional de Lectura para la promoción e incentivación de la lectura y escritura en 500.000 alumnos de Educación Preescolar hasta la I etapa de Educación Básica y 100.000 docentes.
- Ampliar la cobertura del nivel de Educación Básica de la II a la III etapa, en escuelas rurales de difícil acceso mediante el uso de las tecnologías de información y de materiales autoformativos.
- Ampliar la cobertura del Programa Alimentario Escolar Modalidades a 939.597 alumnos en 4.015 Escuelas Bolivarianas.
- Fortalecer los procesos de formulación de proyectos pedagógicos de plantel y comunitario, como instrumentos de planificación escolar que orienten y organicen la gestión de los centros educativos.

.dicionalmente, se dará continuidad a la instrumentación de acciones, en concordancia con la política l, que favorezcan la articulación interinstitucional para el desarrollo de programas y/o proyectos que en a la población escolar en las áreas de la salud, para la erradicación de enfermedades como el dengue, y fiebre amarilla, entre otras; agrícola, para el cultivo de organopónicos e hidropónicos; ecológica, para la ación del ambiente; y en la social, a través de las escuelas asociadas a la UNESCO, en la búsqueda de un) signado por valores de paz, justicia y equidad.

'or su relevancia y trascendencia en el mejoramiento de la calidad de la educación, se presentan a ación los proyectos fundamentales que le dan concreción a la política educativa nacional y regional.

to Escuelas Bolivarianas

:l Proyecto Escuelas Bolivarianas, constituye una política de alta prioridad en materia educativa, por parte ıdo venezolano. Esto presupone una concentración de recursos públicos con una visión de largo plazo, que extendido progresivamente a las escuelas venezolanas. La experimentalidad implica la jornada escolar :a, la flexibilización del currículo, el desarrollo y puesta en práctica de experiencias educativas exitosas y el imiento institucional necesario para la extensión del Proyecto. Garantiza el mejoramiento significativo del ı educativo mediante la aplicación de los siguientes elementos:

- La extensión de la jornada escolar

- La realización de actividades formativas, deportivas, culturales y recreativas con docentes especialistas en las diversas áreas del que hacer educativo y la incorporación efectiva de la comunidad a la escuela.

.a visión educativa de la Escuela Bolivariana debe ser holística, resaltando lo ético y lo espiritual; así como ıres para la formación del nuevo republicano, relación hombre naturaleza, desarrollo del pensamiento ɔ y lógico, y comprometido con el proceso de transformación social.

Para su cumplimiento, se han definido los siguientes lineamientos:

Integrar el aprendizaje sin parcelar el conocimiento.
Desarrollo escolar alternativo de acuerdo a las potencialidades de cada estado, región y localidad.
Considerar la diversidad, la pluralidad, lo pluricultural, lo multi-étnico de nuestras sociedades para la integración latinoamericana.
Implementar un plan nacional para la sensibilización y participación comunitaria desde la escuela y la comunidad, creando el sentido de pertinencia y de corresponsabilidad.

:sto supone una supervisión y evaluación permanente, para ir detectando los aciertos, fortalezas, des y necesidades, con la participación de los distintos actores involucrados en el proceso; tanto del sector omo de la sociedad en general.

Para el año 2005, se ha previsto transformar en bolivarianas a 751 nuevas escuelas y continuar ndo las 3.750 escuelas incorporadas en el periodo 1999-2004, lo cual permitirá alcanzar una meta de 4.501 s. De igual manera, se ha considerado la formación de 240 cooperativas de madres procesadoras de ɔs para la producción, distribución, comercialización y elaboración de alimentos.

.a educación integral que se ofrece en las Escuelas Bolivarianas, seguirá complementándose con el llo del programa permanente de educación sexual, que enfatiza en la valoración de la sexualidad para la ɔión de enfermedades como el VIH/Sida, ITS, embarazo en adolescentes y violencia intrafamiliar, con la d de propiciar el ejercicio de una sexualidad responsable, saludable y plena

ma Alimentario Escolar

; un Programa educativo nutricional de carácter estructural cuya trascendencia pedagógica, social, cultural y ıica permite fortalecer a la escuela en su responsabilidad de ser propiciadora y transformadora de los s que requiere el país. En este sentido la alimentación escolar, más que una acción compensatoria de asistencia alimentaria, se potencializa en su multifuncionalidad, lo cual contribuye a visualizarlo como un ındamental de desarrollo.

Contribuye con el acceso y permanencia, rendimiento académico y prosecución de los alumnos en el ı educativo y al mejoramiento de sus condiciones nutricionales, mediante el suministro de la ıondiente asistencia alimentaría, de acuerdo al grupo etéreo, turno y/o régimen escolar y características ulturales generando hábitos alimentarios y sociales, desarrollándose simultáneamente un trabajo ıgico mediante el cual se permita que este acto se convierta en una experiencia educativa, cumpliendo con ıerimientos calóricos, energéticos y específicos por cada grupo etéreo.

:stá destinado a los niños, niñas y adolescentes cursantes de los niveles de Educación Inicial, Básica en ;us etapas, Media Diversificada y Profesional y Educación Especial inscritos en los planteles oficiales, en ɔn de exclusión social, mediante el suministro de una alimentación diaria.

Mediante la ejecución de este Programa, se aspira que el estudiante desarrolle una cultura alimentaría y ·a hábitos y patrones de consumo de alimentos adecuados; para ello el docente, a través de la acción ıgica, debe convertir el acto alimentario en una experiencia educativa y de alta sensibilidad social; de igual ı, se pretende que genere un efecto multiplicador sobre los sectores de producción, comercio, laboral y :ación comunitaria.

:ara el año 2005, el Programa se propone continuar ofreciendo una atención alimentaría de calidad y a a 939.357 alumnos en las Escuelas Bolivarianas, 263.705 alumnos en planteles incorporados al na Alimentario Escolar Modalidades, 24.941 alumnos atendidos por el Proyecto Simoncito y 81.046 entes de los Liceos Bolivarianos.

.ducación Media

La Educación Media constituye el nivel educativo que le brinda al estudiante la oportunidad de obtener una ón científica, humanística y técnica que le permita la prosecución de estudios en educación superior o la ación al trabajo productivo, según sus necesidades. A tales efectos, se plantea el desarrollo de programas ntribuyan con el fortalecimiento del sistema educativo, a través de la formación de individuos creativos, con las competencias necesarias para desenvolverse adecuadamente en cualquier ámbito.

ı el año 2005, se ha considerado el desarrollo de las siguientes acciones:

- Establecer mecanismos de formación permanente a 3.000 docentes en servicio de Educación Media Diversificada y Profesional.
- Desarrollar acciones de coordinación para fortalecer el Programa Nacional de Pasantías, a fin de propiciar la vinculación del estudiante con las organizaciones laborales, lo cual favorece su formación como técnico medio calificado.
- Efectuar seguimiento a la dotación de equipos, herramientas y recursos para el aprendizaje a doscientos diecinueve (219) Escuelas Técnicas Industriales, Comercio y Agropecuarias, en las 24 entidades federales.
- Reactivar la gestión pedagógica y administrativa de 219 planteles mediante el Proyecto Pedagógico Comunitario.
- Actualizar los currículos de 219 planteles del nivel.
- Desarrollar Unidades productivas en 105 planteles de Educación Media Diversificada y Profesional.
- Aumentar en un 20% la participación de las Escuelas Técnicas en el Premio de Ciencia y Tecnología e innovación para las Escuelas Técnicas 2005.
- Conformar los equipos técnicos docentes para el mantenimiento preventivo y correctivo de equipos, herramientas e infraestructura en las Escuelas Técnicas.

:n el nivel de Educación Media Diversificada y Profesional se han venido desarrollando acciones entales para su mejoramiento, entre las cuales destaca el Programa Nacional de Pasantías y el de ıllo de Escuelas Productivas.

'rograma Nacional de Pasantías

_a Pasantía es una actividad curricular, de carácter eminentemente práctico, concebida como parte integral rmación profesional de los alumnos que cursan las menciones de la educación técnica y que se realizan en as o instituciones relacionadas con su especialidad. Tiene como objetivo generar la creación de un vínculo ıente entre las instituciones educativas y el sector empleador, dirigidos a la unificación de esfuerzos para la ón profesional del técnico medio como el recurso humano calificado que se requiere para el desarrollo del .as acciones previstas para el año 2005, se orientan hacia el fortalecimiento de las instituciones educativas ninistran la educación técnica.

Escuelas Productivas

:l proyecto promocionado por el MED, con la colaboración de otros organismos gubernamentales y no amentales de la región y del país, asume el reto y el compromiso de apoyar procesos, facilitar recursos, er la práctica productiva escolar con la filosofía de "Aprender haciendo y enseñar produciendo", tendrá ropósito central, desarrollar un sistema de acción pedagógica, que permita incorporar los diversos sectores ociedad rural a la función educativa y formativa a objeto de impulsar la seguridad alimentaría, como política ıdo desde las Escuelas Productivas, (entendiéndose estas como espacios de formación integral del nuevo :ano, donde se aprende haciendo y se enseña produciendo, en los cuales se fortalece el anciamiento, la autogestión y la participación comunitaria, a través de la educación y el trabajo como os fundamentales para alcanzar los fines de la nación). Organizar y desarrollar un amplio programa de ón para el trabajo, dotando a los participantes de conocimientos generales y técnicos para su incorporación al desarrollo agrícola y su participación social en la comunidad y la inserción en el mercado de trabajo.

l proyecto de escuelas productivas aspira que cada centro educativo se convierta en una unidad de ión que responda a la elaboración del Proyecto Pedagógico Comunitario mediante el Consejo de ıción Local. Cada centro educativo debe articular con todos los entes y organismos locales a fin de ər participación protagónico y corresponsables de todos los involucrados.

barca la consolidación de los procesos de solidaridad, participación, creatividad, cooperación, relaciones sonales, convivencia democrática, respetuosa, responsable y esfuerzos compartidos para la construcción /o ciudadano con un proyecto de vida definido.

iene entre otros objetivos, que los participantes logren producir eficientemente productos agropecuarios, ando el suelo y otros recursos naturales; contribuir a cubrir los gastos que ocasiona su formación nal; administrar un negocio agrícola mediante la utilización optima de los recursos de producción; ır en las actividades cooperativas y en las organizaciones de base de su comunidad, conformar Unidades oras, por municipios, con las Escuelas Rurales, Escuelas Bolivarianas, Escuelas Indígenas, Escuelas , Escuelas Técnicas Agropecuarias y demás entes gubernamentales y no gubernamentales.

Proyecto Reactivación y Modernización de las Escuelas Técnicas

e sustenta sobre cuatro objetivos fundamentales independientes entre sí, que son: Mejoramiento de la uctura, transformación curricular, mantenimiento y dotación, actualización docente y fortalecimiento ente de centros de formación técnico profesional. El alcance de este proyecto se fundamenta en el niso de la formación integral de los jóvenes y adultos para afrontar el trabajo productivo y el desarrollo no del país.

e materializa en la reactivación y modernización de las Escuelas Técnicas de Venezuela y es un elemento ridad dentro de cualquier plan de recuperación nacional. Dentro de una economía humanística, tionaria y competitiva en armonía con su contexto, promoviendo en las aulas una actividad autogestionaria, ıra de la autonomía de los alumnos en su proceso de aprendizaje, utilizando el método heurístico, que e enseñar a los alumnos a enfrentar los problemas y la incertidumbre, para que hagan la transferencia a ncias y asuman su proyecto de vida.

ormación de técnicos medios con los niveles adecuados para asumir las exigencias actuales de los s productivos del país. Esto permitirá emprender el desarrollo de las áreas estratégicas del país, así como ción de la población en el mercado de trabajo a través del fortalecimiento de la Educación para el Trabajo ordancia con el aparato productivo, aspectos estos que incidirán inmediatamente en el mejoramiento de la de vida de un número considerable de la población, desarrollo del parque industrial, mejoramiento de la ividad, junto con el fortalecimiento de una economía autosustentable.

sto requiere una educación de alta calidad, profunda e intensiva, con programas curriculares centrada en o grupos tecnológicos homogéneos y en estrecha relación con la formación académica y pertinente. con el ɔ de Desarrollo estratégico del país. De este modo, la reactivación de las Escuelas Técnicas debe ırse, operativamente, sobre cuatro focos de atención u objetivos fundamentales como lo son: la mación curricular, la dotación, la actualización docente y la gerencia de centros.

ación Especial

Esta Modalidad es una variante del sistema educativo venezolano que se suscribe en los mismos ɔs y fines de la educación en general manteniendo una relación de interdependencia con el resto del , atendiendo niños, niñas, adolescentes y adultos con retardo mental, autismo, deficiencias auditivas y s, dificultad de aprendizaje, e impedimentos físicos, articulado con intramodalidad, intrasectorial e torial. Comprende una política de prevención y atención integral temprana en los siguientes aspectos:

La escolaridad
La formación profesional
La integración social, escolar, laboral y comunitaria realizada conjuntamente con las unidades operativas de la modalidad.

La modalidad de Educación Especial, tiene como objetivo atender la educación integral de niños, niñas, :entes y adultos con necesidades educativas especiales, considerando la caracterización y diversidad de la ɔn, los métodos, estrategias, recursos especializados y adaptaciones curriculares, que les garantice el , permanencia y culminación escolar. Para su cumplimiento, se han definido los siguientes lineamientos: ı educativa integral de la población con necesidades educativas especiales en los niveles y en la modalidad :ación de adultos de los sectores: urbano, rural e indígena; asimismo, la articulación intra e intersectorial, a ɟe la coordinación de convenios, planes, programas y proyectos orientados a la prevención, integración y sociolaboral, de acuerdo con el rango etéreo de 0 a 6 años, 6 a 18 años y 18 años y más.

el año 2005, se ha previsto el desarrollo de las siguientes acciones:

- Proseguir con la atención integral a la población con necesidades educativas especiales en los planteles y servicios de la modalidad de Educación Especial.
- Realizar el seguimiento a la administración de la política de atención educativa integral de la población con necesidades educativas especiales en las veinticuatro (24) entidades federales.
- Desarrollar un programa de capacitación para 2.000 docentes especialistas y personal directivo, adscritos a la modalidad de educación especial.
- Orientar a los padres y representantes de niños, niñas, adolescentes y adultos con necesidades educativas especiales, profesionales y público en general para la atención educativa integral en los planteles y servicios oficiales y privados del país.

:ión de Adultos

La Educación de Adultos es una de las modalidades del sistema educativo que tiene como objetivo entar las políticas que permitan orientar el desarrollo de las acciones educativas en los sectores rurales y ; de las entidades federales para ofrecer un servicio educativo a la población joven y adulta que no ha sido a por el sistema regular o que aspiren proseguir sus estudios de Educación Básica y/o Media Diversificada sional; asimismo, proporcionar diversos espacios de aprendizaje flexibles e integrales que satisfagan las ades de desarrollo familiar, social, laboral, cultural y comunitario de la población en general.

Como modalidad, está abierta a la innovación de proyectos y estrategias metodológicas que coadyuven a ·ación e incorporación de la población no escolarizada, con el propósito de evitar la exclusión, en cualquiera campos de acción, formal o no formal.

, tales efectos se ha previsto el desarrollo de las siguientes acciones, para el año 2005

- Continuar con el proceso de reorientación de la Educación Básica de jóvenes y adultos no escolarizados o excluidos del sistema regular, complementando dicho proceso con la formación en un arte u oficio.
- Continuar con la ejecución del Plan Nacional de Alfabetización, orientado a la atención de 1.500.000 jóvenes y adultos a nivel nacional, a través de estrategias de formación acelerada para la I etapa de Educación Básica.
- Desarrollar un programa de capacitación y actualización de los docentes en servicio de las diferentes instituciones de la modalidad de Educación de Adultos.
- Consolidar los Centros Educativos de Desarrollo Comunitario, cuyo objetivo es brindar una oferta educativa pertinente, permanente y flexible, para satisfacer las necesidades y aspiraciones vitales de 48.000 jóvenes y adultos, a nivel nacional, a fin de promover su desarrollo personal, educativo, productivo y comunitario autónomo, capacitándolos en un oficio determinado, lo cual les permite participar organizadamente en el proceso socio-productivo.

:ación Rural

ɜ Educación Rural responde a la necesidad de atender la demanda educativa para el sector poblacional todos los niveles y modalidades del sistema, garantizando la optimización de los recursos y la pertinencia y a del servicio, por ello deberán atender su estructura organizativa a los niveles regionales y locales do el currículo a las particularidades y necesidades locales y regionales para asegurar la permanencia y ción del educando rural y capacitarlo para que se constituya en protagonista de su propio desarrollo y del ɔ local y regional, a través de una educación moderna, actualizada y de calidad.

e reconoce la necesidad de una relación mas estrecha entre el sistema educativo y el sistema productivo ınde se valorice el trabajo del hombre y de la mujer rural y se le dignifique la labor del docente, para lo cual rrollarán las siguientes actividades:

- Atender a 180.800 alumnos por el programa a nivel nacional con énfasis en los estados Apure, Amazonas, Delta Amacuro, Guárico, Sucre, Trujillo y Vargas.
- Desarrollar acciones de coordinación para la incorporación de 4.000 alumnos del sector rural a la III etapa de Educación Básica (7° Grado)
- Ampliar la cobertura del nivel de Educación Básica de la II a la III etapa, en escuelas rurales de difícil acceso mediante el uso de las tecnologías de información y de materiales auto-formativos.
- Efectuar seguimiento a la construcción de los huertos escolares en Escuelas Rurales Graduadas y escuelas pertenecientes a Núcleos Escolares Rurales.

rtos Escolares

:l huerto escolar es un espacio de encuentro muy particular dentro de la comunidad en general dado que no us beneficios al ámbito escolar o familiar solamente, sino que también puede congregar a toda una ɟad en torno a un ambiente preciso y definido para producir alimentos sanos y económicos para todos, arte esencial de una estrategia de defensa nacional a objeto de impulsar la seguridad alimentaría como de estado cuyo lema es "Aprender a producir nosotros mismos nuestro alimento y todo aquello que nos lta en el país".

:sto se denomina **Desarrollo Endógeno;** que es un accionar como Nación, desde nuestras propias familias ınidades, integralmente, ante cualquier eventualidad que pudiera amenazar a Venezuela, estaríamos dos y capacitados, sobre todo bien alimentados. Por eso hagamos del huerto nuestro lugar de encuentro, ırrollo individual, familiar y comunitario, cuyo fin es impulsar la concepción de desarrollo integral, haciendo en el desarrollo local sustentable que permita producir, procesar, distribuir y comercializar 29 productos de ı básica, además de crear redes sociales, cooperativas, asociaciones de productores, etc.

:omo estrategia de autogestión escolar, permite la participación y compromiso solidario de los alumnos/as ɔlución de los problemas relacionados con el abastecimiento alimentario y la satisfacción de necesidades es relacionadas con la adquisición de artículos escolares, uniformes, material educativo y otros.

:ducación Indígena.

:onstituye el proceso social mediante el cual los miembros de un pueblo indígena internalizan, construyen, ten y recrean conocimientos, valores y demás elementos constitutivos de su cultura, desarrollan habilidades ɜzas que le permitan desempeñarse adecuadamente en su hábitat y proyectarse con identidad hacia otros ꞩ o grupos humanos. Fundamentada en los sistemas de crianza y socialización propios, se trata de una ión holística individualizada, compartida, autogestionaria y orientada principalmente a satisfacer las lades individuales y el bienestar colectivo dentro de los principios del equilibrio cósmico y ambiental.

.a educación indígena constituye la fuente primaria de los contenidos y prácticas de la educación formal, así a base de una política cultural y educativa coherente que atienda las realidades y necesidades de los ꞩ indígenas.

ı Educación intercultural bilingüe es aquella que basada en los principios y fundamentos de la educación e cada pueblo indígena, en su idioma, cosmovisión, valores, mitología, espiritualidad y organización social, ılementada sistemáticamente con los aportes del acervo cultural, científico, tecnológico y humanístico de la 'enezolana, y del patrimonio cultural de la humanidad.

sto implica además la enseñanza del castellano para el fortalecimiento y ampliación de la cultura propia, y ıo tiempo los pueblos indígenas apropian en forma autodeterminada, crítica y selectiva de otros ıientos y técnicas pertenecientes a otras culturas a través de la interculturalidad.

n atención a lo antes expuesto, se desarrollarán las siguientes acciones:

- Atender 521 Escuelas de Educación Básica ubicadas en hábitat indígenas incorporadas a la Modalidad de educación Intercultural Bilingüe de pueblos indígenas en los estados, Amazonas, Anzoátegui, Apure, Bolívar, Delta Amacuro, Mérida, Monagas, Sucre y Zulia.
- Continuar con el desarrollo de acciones orientadas hacia el rescate y afianzamiento de la lengua indígena e identidad cultural.
- Continuar con la producción de materiales didácticos en lengua indígena a fin de contribuir con el desarrollo del currículo acorde con sus características socio-culturales
- Fortalecer la atención educativa integral de la población indígena para su incorporación efectiva a la comunidad.
- Desarrollar la Educación Inter-cultural bilingüe en los pueblos indígenas.

ɔ Bolivariano

:s el nivel de formación para el desarrollo endógeno por convivencia, investigación, manejo del pensamiento ˌo y mención para el trabajo que le da esencia al currículo de la educación para el adolescente y joven los aprendizajes en el nivel de educación media y diversificada.

:L Liceo Bolivariano con la identificación revolucionaria de adolescencia y juventud para el Desarrollo ːno completa la cobertura, como programa bandera, de adolescentes y jóvenes en la nueva estructura de ión Bolivariana, dando atención integral al período de vida del desarrollo del ser humano que históricamente ido abandonado en períodos anteriores.

ˉiene como esencia vincular la educación del adolescente con su correspondiente a la juventud superando estructural provocado por la separación de la III etapa de educación básica con la de media diversificada. ɜn los **Liceos Bolivarianos de Artes** que preparan bachilleres para la **Universidad de las Artes** y los **Bolivarianos de Deporte** para bachilleres y talentos deportivos que ingresarán a la **Universidad del e.**

.a articulación de las **Escuelas Técnicas Robinsonianas** tiene como base fundamental la diversificación ducación del joven y la joven, con incidencia en el sector productivo y con prioridad en el desarrollo de las ɜs granjas y escuelas técnicas, industriales y agropecuarias.

ɜe avanza en la pertinencia social de las mismas y en redefinición de su esencia y propósito como soportes 'eactivación, se articula a través de ellas, la educación y la investigación con el sistema de producción de y servicios, de tal manera que contribuya a consolidar la formación en el trabajo para la producción. Las ɜs Robinsonianas. Las formación del bachiller con un campo de oficio permite su incorporación al desarrollo ıl desde la mención que por vocación elija, de manera que, es la dinámica personal unida a la realidad de egión y país la que orienta su formación con una base de capacitación técnica.

ıra el año 2005 esta previsto atender la meta en los niveles y modalidades educativas que se indican a continuación:

METAS

DENOMINACION	UNIDAD DE MEDIDA	PROGRAMAS 2005 (a)
EDUCACIÓN PREESCOLAR	**ALUMNO**	**846.142**
EDUCACIÓN BASICA	**ALUMNO**	**4.041.060**
1° A 6° Grado	Alumno	2.662.075 (b)
7° a 9° Grado	Alumno	1.378.985
EDUCACIÓN MEDIA	**ALUMNO**	**650.420**
Ciencias	Alumno	505.372
Humanidades	Alumno	27.373
Agropecuaria	Alumno	14.855
Industrial	Alumno	30.612
Asistencial	Alumno	1.087
Comercial	Alumno	70.127
Educación para el Hogar	Alumno	91
Artes	Alumno	904
EDUCACIÓN DE ADULTOS	**ALUMNO**	**1.929.314**
Educación Básica	Alumno	1.744.596 (c)
Educación Media	Alumno	132.670
Capacitación	Alumno	52.048
EDUCACIÓN ESPECIAL	**ALUMNO**	**144.773**
Regular	Alumno	144.773
Cooperación Interdisciplinaria (*)	Alumno	58.131
TOTAL		**7.611.709**

ıs alumnos no se incluyen en el total de Educación Especial, ya que los mismos son matrículas de los de Educación Preescolar y Básica.

Incluye el incremento de matrícula previsto por el Despacho del Viceministro de Asuntos Educativos, en la apertura del año escolar 2004 – 2005
Incluye 75.000 alumnos para ser atendidos en los espacios alternativos
Incluye 1.500.000 participantes de la Misión Robinson II.

AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
r, a través de las zonas educativas, el ·llo de las acciones de coordinación, a e instrumentación de la gestión educativa tiva	Alumno Atendido	7.611.709	4.133.307.792.766
			4.133.307.792.766

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

IO	Denominación	Presupuesto 2005
	Gastos de personal	3.826.170.825.998
	- Recursos Ordinarios	3.540.912.435.998
	- Otras Fuentes de Financiamiento	285.258.390.000
	Materiales y suministros	273.169.774.303
	- Recursos Ordinarios	273.169.774.303
	Servicios no personales	23.294.002.800
	- Recursos Ordinarios	23.294.002.800
	Activos reales	10.673.189.665
	- Recursos Ordinarios	10.673.189.665
	TOTAL	**4.133.307.792.766**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
ıl Fijo a Tiempo Completo	252.350	1.750.536.620.396
irectivo	289	3.350.674.596
rofesional y Técnico	5.793	59.004.143.048
ersonal Administrativo	39.116	201.344.335.756
ersonal Docente	158.779	1.242.869.939.136
breros	48.373	243.967.527.860
ıl Fijo a Tiempo Parcial	117.666	870.994.325.160
ɜrsonal Docente	117.666	870.994.325.160
	370.016	**2.621.530.945.556**

ŝIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y ARIOS
ɜolívares)

)	Denominación	N° de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	1	3.854.820
	321.236 - 371.236	29.160	126.424.727.768
	371.237 - 421.237	37.770	179.083.575.824
	421.238 - 471.238	27.875	148.914.305.956
	471.239 - 521.239	9.684	56.535.447.844
	521.240 - 571.240	1.774	11.378.951.376
	571.241 - 621.241	160.948	1.190.294.991.504
	621.242 - 671.242	19.073	148.415.032.428
	671.243 - 721.243	44.349	364.763.577.744
	721.244 - 771.244	9.297	82.582.573.464
	771.245 - 821.245	10.458	99.198.040.256
	821.246 - 871.246	7.053	70.031.269.140
	871.247 - 921.247	6.493	70.908.245.964
	921.248 - 971.248	926	10.518.767.352
	971.249 - 1.021.249	4.104	48.516.849.816
	1.021.250 - 1.071.250		
	1.071.251 Y MAS	1.051	13.960.734.300
	TOTAL	**370.016**	**2.621.530.945.556**

¡RAMA: 06 - PROGRAMA CULTURAL

Ͻ EJECUTORA: Despacho del Viceministro de Cultura

En fecha 03 de junio de 2004, fue designado el Ministro de Estado para la Cultura, según Gaceta Oficial ı52, cuya última versión corregida fue publicada en la Gaceta Oficial N° 38.019 del 09-09-04; quedando ɟo el Viceministerio de la Cultura, con lo cual se amplía el radio de acción y atención del hecho cultural ıl, quien a través de los Organismos Adscritos, Entes Tutelados del CONAC y Direcciones Generales ;ivas, implementará, la formulación, coordinación, instrumentación y supervisión del desarrollo de la política nacional, enmarcada en el Plan Estratégico de la Nación, así como su articulación con los sectores vos e instancias estadales, a los fines de asegurar el derecho a la cultura, como manifestación de la ɟad, la energía generativa de lo humano, expresada en las artes del hacer, la invención y la expresión, para ır el desarrollo humano, el progreso social, el bienestar y riqueza de la vida.

Bajo este contexto, se tiene previsto los siguientes objetivos:

Concebir a las industrias culturales como asunto estratégico e imprescindible de la cultura, generadores de riqueza y de mejor calidad de vida.
Fortalecer el potencial humano, en la convicción de que las artes deben incidir en la calidad de vida de las personas y la condición humana; para consolidar los procesos de cambio sociocultural y estimular las potenciales creadoras de los individuos. Se consideran procesos fundamentales dentro de este.
Rescate, protección, inventario y socialización del patrimonio histórico y cultural de la Nación, tangible e intangible, vinculado al servicio y a la vida de las comunidades como organización de los valores.
Fortalecer la Institucionalidad Cultural Pública en todos sus procesos administrativos, técnicos, jurídicos-legales, de infraestructura y de recursos humanos, tan necesarios y fundamentales como plataforma de acción que permita el desarrollo de la gestión en condiciones favorables.

En concordancia con los objetivos, las acciones prioritarias a realizarse en el año 2005 son las siguientes:

Desarrollo de las Industrias Culturales, con miras a la generación de empleos y contribuir con el mejoramiento de la calidad de vida de los ciudadanos.
Potenciar el desarrollo humano, mediante una mayor participación de los ciudadanos en el hecho cultual.
El fortalecimiento de la acción cultural en el Sistema Educativo considerando la escuela como una alternativa para crear un vínculo entre la cultura y el quehacer de las comunidades, los espacios educativos son considerados un lugar preponderante en el esquema de trabajo por la cultura.
La inserción de la cultura en la organización comunitaria potenciando las posibilidades de creación, innovación, expresión, comunicación y calidad en la vida cultural comunitaria.
La promoción y difusión masiva del quehacer de los cultores, artistas, hacedores y agrupaciones culturales de todo el ámbito nacional.
El fortalecimiento de la presencia cultural venezolana en los escenarios internacionales como factor de amistad, cooperación, intercambio y entendimiento entre los pueblos.
Construcción y recuperación de la infraestructura y el equipamiento, para el desarrollo de la producción cultura en todo el territorio nacional.
Rescatar, proteger el patrimonio histórico de la nación en todas sus manifestaciones.

a la realización de esas acciones, el Ministro de Estado para la Cultura, cuenta con los siguientes anismos adscritos:

- Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
- Fundación Biblioteca Ayacucho
- Fundación La Casa de Bello
- Fundación Casa del Artista
- Centro Nacional Autónomo de Cinematografía
- Centro Nacional del Libro
- Consejo Nacional de la Cultura y sus entes tutelados:
- Centro de Estudios Latinoamericanos "Rómulo Gallegos"
- Compañía Nacional de Teatro
- Fundación Cinemateca Nacional
- Fundación de Etnomusicología y Folklore
- Fundación Kuai-Mare del Libro Venezolano
- Fundación "Vicente Emilio Sojo"
- Fundación Museo Arturo Michelena
- Fundación Museo de Arte Contemporáneo de Caracas "Sofía Imber".
- Fundación Museo Alejandro Otero
- Fundación Museo de Bellas Artes
- Fundación Museo de Ciencias
- Fundación Museo de la Estampa y del Diseño Carlos Cruz Diez
- Fundación Museo Jacobo Borges.
- Fundación Orquesta Filarmónica Nacional.
- Fundación Teatro Teresa Carreño.
- Fundación Poliedro de Caracas.
- Fundación Galería de Arte Nacional.
- Fundación Centro Nacional de la Fotografía de Venezuela.
- Instituto del Patrimonio Cultural.
- Instituto Universitario de Danza.
- Instituto Universitario de Estudios Musicales.
- Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón.
- Instituto Universitario de Teatro.
- Monte Ávila Editores Latinoamericana.

› Autónomo Biblioteca Nacional y de Servicios de Bibliotecas

›s previstos año 2005

Coordinar el Sistema Nacional de Bibliotecas e Información.
Recopilar, organizar, preservar y difundir el acervo bibliográfico, no bibliográfico y audiovisual que registra la memoria nacional y la información universal relevante, a objeto de facilitar a toda la población el acceso universal a la información, de apoyar la investigación, la generación del conocimiento y la atención de las necesidades de información, conocimiento, educación, recreación y cultura.
Coordinar la administración y desarrollo del Archivo Audiovisual de Venezuela, la hemeroteca y la Megateca Nacional.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
›n a usuarios tanto en sala como a distancia de los s servicios bibliográficos, hemerográfico y audiovisual	Usuario	306.660
ición de títulos de materiales bibliográficos, no ·áficos y volúmenes para el Sistema Nacional de ›cas Públicas.	Títulos Adquirido	31.000
gar y clasificar títulos con destino a Biblioteca Nacional ›tecas Públicas	Título	23.540
›vación y conservación de documentos de las diferentes ones de Biblioteca Nacional y Bibliotecas Públicas.	Documento	28.340
›n a usuarios de los servicios bibliotecarios públicos de Metropolitana	Usuario	2.186.269
›n a usuarios en las bibliotecas publicas de las redes les	Usuario	29.811.340

:ión Biblioteca Ayacucho

Es la Fundación encargada de editar la colección Biblioteca Ayacucho y lograr el equilibrio entre calidad y n de la producción editorial, a objeto de incrementar el acercamiento de la población a la cultura intelectual nericana.

etivos previstos por esta Fundación para el año 2005 son los siguientes:

:ualizar y optimizar los procesos de acceso del público a las ediciones públicas para profundizar la ·atización del uso de la información.

- Difusión de la cultura intelectual y literaria del continente latinoamericano.
- Promover y realizar actividades eminentemente culturales, tales como la edición de 12 títulos de los grandes clásicos de la cultura latinoamericana.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır actividades literarias sobre autores de la cultura nericana.	Actividad	4
ır eventos sobre la difusión de la Cultura Intelectual ırio del Continente Latinoamericano.	Foro/Taller	5
Títulos de los Grandes Clásicos de la Cultura ımericana.	Titulo Editado	12

ıdación La Casa de Bello

Es la Fundación rectora en técnicas y políticas literarias y de todas aquellas manifestaciones vinculadas a bra escrita y oral, derivadas de la necesidad expresiva, narrativa, poesía, ensayo, crónica regional, nio, literatura infantil e indígena y la teatralidad. Realiza actividades de investigación, difusión y ımiento en el campo de las humanidades. Por otra parte, da a conocer la obra del Maestro Don Andrés de distinguidos humanistas de su época y contribuye con su preservación.

etivos a cumplir por La Casa de Bello en el año 2005 son:

Fomentar la lectura, mediante la publicación de libros y monografías en diferentes áreas culturales.
Contribuir con el conocimiento, mediante la realización de talleres, seminarios charlas pedagógicas y simposios.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır monografías	Monografía	3
r libros de las distintas áreas culturales	Libro	7
ır actividades relacionadas con la Poesía, ıra, Literatura Oral, infantil e indígena, Ensayo, urgia, Historia Regional.	Seminario/Taller Tertulia	91

ıdación Casa del Artista

Fundación, destinada a preservar las condiciones profesionales, técnicas y humanas del artista, así como llar los procesos de aprendizaje y formación en las distintas áreas del quehacer artístico.

etivos previstos para el año 2005 por la Casa del Artista son:

Dictar conferencias y charlas destinadas al fortalecimiento del conocimiento artístico.
Realización de eventos, espectáculos y funciones vinculados al hecho teatral, show musicales, Ballet y Danza.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ɜncias y Charlas	Conferencia / Charla	22
/lusicales	Evento	37
ӑculos Teatrales	Espectáculo	51
· Danza	Función	37
:ventos y Espectáculos	Evento/Espectáculo	53

Nacional Autónomo de Cinematografía

El CNAC, es el órgano destinado a apoyar a la industria audiovisual venezolana como un proceso integral, in de contribuir al desarrollo de la creatividad y a la realización de más obras de calidad, para promover y nuestra cultura e identidad y fortalecer nuestra soberanía.

ɜtivos previstos para el año 2005 por el CNAC son:

Brindar apoyo financiero para la realización de proyectos cinematográficos, eventos, festivales.
Apoyar la comercialización y exhibición del cine venezolano en los ámbitos nacionales e internacionales

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
r aportes para el financiamiento de proyectos de ción cinematográfica	Aporte	39
· eventos y participaciones en festivales y as para la comercialización y exhibición del cine ılano en los ámbitos nacional e internacional	Aporte	115

Nacional del Libro

Es el Centro de promoción del libro y la lectura, propiciando condiciones óptimas de producción y ialización para el desarrollo cultural y económico del país.

ɜtivos previstos para el año 2005 por el Centro Nacional del Libro son:

Participar en la realización de la Feria Internacional del Libro en Caracas y en otras latitudes.
Determinar mediante una investigación, el alcance nacional del comportamiento del lector en Venezuela.
Formar a los ciudadanos como entes multiplicadores de los talleres de formación editorial, así como promotores de la lectura en todo el país

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
er y ejecutar el premio Nacional del Libro	Premio	1
cursos en las áreas de: formación legal y tributaria los a los sujetos del RENLI, formación editorial, tes editoriales y promotores de lectura	Curso	111
uir en la organización, promoción y realización de la XII iternacional del Libro de Caracas 2005	Feria	5
r campaña publicitaria orientada a incrementar los inscritos en el ISBN	Campaña	2

o Nacional de La Cultura (Conac)

Es el Organismo encargado de dirigir la gestión y administración cultural autónoma pública para convertirla or indispensable y coadyuvante de la formación ciudadana integral de la población, sin discriminaciones te una organización orientada a estimular la creatividad, mayor productividad y a fomentar y democratizar es y servicios culturales para construir una mejor calidad de vida individual y comunitaria.

o

CONAC es el organismo responsable de ejecutar la política cultural del Estado venezolano, con el fin de irla en factor indispensable y coadyuvante de la formación integral de la población. En este sentido sus s se orientan a:

Establecer un modelo de gestión de la oferta de bienes y servicios culturales de consumo colectivo que permita la optimización, tanto del acceso como del uso, de la oferta existente y su articulación económica con los nuevos procesos de recuperación nacional.
Dirigir la gestión administrativa cultural autónoma pública como coadyuvante de la formación ciudadana integral mediante la programación y ejecución de proyectos dirigidos al desarrollo de las áreas: Cine, Fotografía y Video, Artesanía, Museo, Teatro, Artes Visuales, Artes Auditivas, Literatura y Danza.
Fomentar la organización de las Redes Sociales y Culturales.
Estimular la participación privada en el desarrollo cultural.
Promover y difundir masivamente el quehacer de los cultores, artistas, hacedores y agrupaciones culturales de todo el ámbito nacional.
Fortalecer la presencia cultural venezolana en los escenarios internacionales como factor de amistad, cooperación, intercambio y entendimiento entre los pueblos.
Contribuir con la difusión masiva de información sobre la gestión cultural pública, sobre los valores culturales nacionales, vida y obra de los más destacados cultores, artistas y hacedores de cultura.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır eventos de carácter nacional	Evento	484
la participación de Venezuela en 64 eventos es de Carácter Internacional	Evento	119
ır cursos a nivel nacional	Curso	148
ır talleres a nivel nacional	Taller	5124
zar Encuentro de carácter nacional	Encuentro	15
ir 12 programas documentales mensuales, y difundir smos a través de las televisoras públicas (VTV), es (VIVE TV), comunitarias y regionales del país.	Programa	144
ı de Libros	Libro	497
ır en formato impreso, digital y audiovisual de la ıd de las artes visuales en el país.	Publicación	31
ceso a los circuitos de programación cultural a las ciones venezolanas de proyección popular y a autores adición	Programa Cultural	96
estudios de grabación bolivarianos e introducir en el lo títulos discográficos anuales, por estado	Estudio de Grabación	4
ıar construcción de la Villa del Cine y puesta en ı del estudio de cine, TV y oficinas strativas(equipos técnicos y acondicionamiento)	Villa	1
ir obras documentales en vídeo digital, a través de una atoria pública	Video	20
cionar salas de cine e instalar equipos ıtográficos, que permitan el disfrute de la comunidad ılana, a través de la difusión del arte cinematográfico dad, en el ámbito nacional	Sala	100
ar en formato multimedia creadores del territorio al	Registro	1000
a los artistas para sus movilizaciones por el territorio al	Viáticos y Pasaje	600
activadores formados en todo el país	Activador formado	57.600
a las instituciones de formación de artes visuales e var, apoyar el trabajo y la formación de los creadores	Aporte	1.244
ollar una red nacional de proveedurías de materiales tistas visuales	Proveeduría	24
ır diversas actividades socioculturales de apoyo a res, artistas e intelectuales	Aporte	6.762
ır, analizar y almacenar en base de datos adecuada registros de edificaciones y espacios de uso cultural ientes de los estados y municipios del país	Registro	100
iar a cooperativas culturales en cada una de las des federales, a través de una institución financiera del público	Cooperativa Cultural	335
r y supervisar proyectos remitidos por otras ones del CONAC, así mismo evaluaciones de gestión uciones culturales.	Evaluación	319

ñía Nacional de Teatro

›s planteados para el año 2005

Apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano y propiciar la promoción y capacitación de los nuevos valores.
Aumentar la capacidad de espectadores no sólo en el área metropolitana, sino en las principales ciudades del país.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır actividades formativas para dar continuidad al ˀna de Formación para el Actor Integral y su tación Profesional	Taller	220
en escena de: obras de teatro, comedias ˀnericanas, clásicos venezolanos, producción infantil, ˀno obras en co-producción con agrupaciones de los ɜ: Táchira, Portuguesa, Zulia, Anzoátegui y Nueva ɜ	Montaje	12

:ión Centro de Estudios Latinoamericanos "Rómulo Gallegos"

›s planteados para el año 2005

Promover, estudiar y difundir la integración latinoamericana a través de la cultura, y la divulgación del pensamiento de Venezuela y América Latina.
Fortalecer la investigación.
Crear espacios y mantenerlos para el debate público.
Fomentar la actividad formativa.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
:ir el programa de radio "Todo es América"	Programa	45
ır Talleres: Literarios, Integración Latinoamericana, anía y Modernidad en América Latina.	Taller	18
.r Tésis de Grado de contenido sociopolítico	Premio	3
ˀtinuidad a los proyectos de investigación	Informe de Avance	12
ır exposiciones en salas acompañadas de diversas ɜdes formativas y difusivas así como exposiciones ɜmerográficas en la Sala Arturo Uslar Pietri.	Exposición	10
ır la adquisición y suscripción de revistas especializadas	Adquisición / Suscripción	378
:r usuarios de la biblioteca	Usuario Atendido	4.200

ión Museo de la Estampa y del Diseño Carlos Cruz-Diez

ɔs planteados para el año 2005

Mostrar el trabajo de los artistas gráficos y de diseñadores nacionales, dando a conocer los procesos de producción utilizados y la historia de ambas modalidades creativas.
Sensibilizar y educar a la comunidad así como establecer alianzas estratégicas con el mundo empresarial con miras a contribuir con el desarrollo de la industria gráfica del país.
Investigar los procesos inherentes a la estampa y al diseño.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır estudio y análisis a las piezas de la Colección ıente de Artes Gráficas.	Pieza Analizada	72
ır el control de ingreso y catalogación de los ıles bibliohemerográficos	Material Ingresado	78
ır eventos en diversas áreas para satisfacer dades de formación e incentivo de la creatividad, ando la condición de los creadores, trabajadores y ɔres de cultura	Evento	115
ır el registro y conservación preventiva de las obras :olección	Registro / Conservación	2.200
ır registro fotográfico y automatizado de las obras ısito de la colección permanente	Registro Fonográfico	531

:ión de Etnomusicología y Folklore

ɔs planteados para el año 2005

Desarrollar actividades científicas, culturales y docentes encaminadas al estudio, revalorización, localización, vocación, conservación y divulgación de las tradiciones folklóricas venezolanas.
Investigar las expresiones de la cultural popular tradicional y desarrollar proyectos divulgativos para su resguardo.
Formar y capacitar el recurso humano para preservar la calidad de la obra y su creador.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
libros sobre diversos temas de la cultura popular y ɔnal de Venezuela, América Latina y el Caribe	Libro	10
:ir micros radiales memoria y permanencia sobre ɔs temas sobre cultura popular	Micro Radial	240
ırar, conservar y dotar de las colecciones etnográficas piezas	Pieza	110
ırar, conservar y dotar de títulos de las colecciones ráficas y suscripciones de revistas que permitan ecer el patrimonio de FUNDEF	Libro / Revista	170
ırar, conservar y dotar de videos a la colección de /ídeo	Video	130

ión Galería de Arte Nacional

ɪs planteados para el año 2005

Difundir, adquirir, preservar, investigar y fomentar las artes plásticas venezolanas de todos los tiempos e igualmente aquellas realizadas por artistas extranjeros relacionados con la realidad nacional.
Promover el desarrollo museístico sustentable como estrategia de desarrollo cultural y para contribuir a la disminución de los desequilibrios.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır exposiciones sobre la mega exposición y diversas as de artistas plásticos	Exposición	4
ır trabajos de investigación por personas ılizadas en el área de las artes plásticas	Publicación	7
ır eventos de interés cultural que permitan al público ır la imagen de la GAN en el marco de las ciones en sede	Evento	16

ión Kuaimare del Libro Venezolano

ɔs planteados para el año 2005

Promover y fortalecer la presencia del libro venezolano, en su calidad de bien cultural imprescindible para el enriquecimiento del marco cognoscitivo y simbólico de la Literatura Venezolana, Latinoamérica y del Caribe.
Ampliar la presencia del libro venezolano en el territorio nacional y motivar su adquisición producto cultural y de mercado en diversos sectores de la sociedad venezolana.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ɔar en megamercados del libro a nivel nacional	Megamercado	72
ecer alianzas con librerías privadas a nivel nacional	Alianza	20
programa piloto para la venta de libros y del programa uiler de libros en sectores populares	Programa	2

Avila Editores Latinoamericana, C.A.

os planteados para el año 2005

Consolidar la integración editorial latinoamericana, la promoción prioritaria de los autores y escritores venezolanos y latino-caribeños.
Complementar la oferta literaria venezolana con títulos locales o foráneos de alta calidad.
Adecuar la actuación de la Institución a los lineamientos de la transformación cultural.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
' producir novedades y reediciones especiales	Título	60
r visitas para promocionar el Fondo Editorial de Ávila a estudiantes y profesores universitarios. ·elacionadas con la Universidad y visitas en las as de Promoción del Libro y la Lectura a ntes de I y II etapa básica	Visita	132
ır ferias de expo-ventas locales, ferias nacionales ıacionales y participar en la feria internacional de s	Feria	56
ır presentaciones de libros	Presentación	12

:ión Museo Alejandro Otero

ɔs planteados para el año 2005

Desarrollar y difundir las artes plásticas nacionales e internacionales
conservar y divulgar la obra artística de Alejandro Otero, dentro y fuera del país, como figura estelar del arte contemporáneo venezolano.
Investigar, experimentar, integrar y difundir el arte moderno y contemporáneo en la comunidad, bajo las líneas del pensamiento del artista Alejandro Otero.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır exposiciones y eventos	Exposición / Eventos	6

:ión Museo Arturo Michelena

ɔs planteados para el año 2005

Coordinar y desarrollar programas, tendentes a la preservación y conservación de su patrimonio histórico, a través de una sana administración y el mantenimiento de sus instalaciones para la realización de sus actividades culturales haciendo énfasis en la obra de Arturo Michelena.
Contribuir a la formación de conservadores y restauradores profesionales al servicio de los museos y del coleccionismo nacional.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır exposiciones en sede e itinerantes	Exposición	3
ır talleres para jóvenes, adultos, docentes, s de formación y de fotografía	Taller	24
ır pinturas de murales	Mural	5
ır publicaciones sobre el arte	Publicación	4

.ión Museo de Bellas Artes

›s planteados para el año 2005

Proyectar los valores de la creación nacional y universal a través de su colección y de otros productos y servicios culturales para contribuir al desarrollo integral de la sociedad venezolana. Contribuir a la educación no formal mediante estrategias innovadoras y efectivas. Creación de alianzas estratégicas para fortalecer la Red Nacional de Museos y el incremento de la colección de arte latinoamericano

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
›tualizar y producir diversos eventos	Evento	36
ıucir folletos, tarjetas y volantes de promoción de las ıdes del museo	Publicación	7.100
ır actividades formativas y de capacitación: visitas ;, charlas, conferencias, talleres, mesas de trabajo, identificación y valoración del patrimonio artístico.	Visita Guiada / Taller	1.136
ır exposiciones en la sede del MBA, dirigidas al en general	Exposición	10

:ión Museo del Oeste Jacobo Borges

›s planteados para el año 2005

Potenciar una relación entre lo museístico y social, generando espacios para la creación, que fomente el logro de una mejor calidad de vida.
Diseñar propuestas museísticas que involucren a la comunidad.
Mantener un plan didáctico que permita una mejor comprensión de la realidad inmediata y universal que estimule las capacidades creativas de nuestro público.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır visitas guiadas para el conocimiento de la idad sobre las obras artísticas	Visita guiada	240
talleres permanentes durante todo el año para ır: nuevas formas estéticas como medio de expresión (graffitis), el arte mediante técnicas plásticas, iones corporales y el reforzamiento de ialidades estáticas (pizarrones de colores), ría en las escuelas bolivarianas y a las idades más lejanas del contacto institucional y ; regulares, especiales y vacacionales dedicados a la ın cultural y artística de los participantes.	Taller	273
ır actividades formativas para fomentar la creatividad a de los niños en contacto con la naturaleza (Arte l)	Actividad Formativa	48
ır exposiciones nacionales: "Blasco & Díaz. Los : Pintores del Cine"; II Megaexposición. Arte ›lano del Siglo XXI; Catia: la Exposición y Hallazgos; ɔión de Egresados IUESAPAR y Buhoneros: Una rmación Urbana y Exposiciones Permanentes en el de Sala Jacobo Borges.	Exposición	19

ión Orquesta Filarmónica Nacional

ıs planteados para el año 2005

Presentar la obra de artistas de la música nacional, latinoamérica y universal en formatos diversos.
Fomentar y difundir la obra musical y docente del maestro Vicente Emilio Sojo.
Contribuir a la formación y actualización de público y audiencias.
Apoyar el desarrollo de movimiento orquestal nacional.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
pasantes estudiantes de música	Pasante	6
ır concierto de la obra sinfónica ganadora del Premio al de Música, continuar con los conciertos :ales y conciertos: dirigidos a niños y adolescentes escuelas bolivarianas, de música popular con un ɔle de vientos y percusión, dirigido al ciudadano .	Concierto	35
ır gira nacional	Gira	1

:ión Poliedro de Caracas

ɔs planteados para el año 2005

Organizar, producir, presentar y promocionar actividades culturales y recreativas en formatos de espectáculos y eventos de carácter cultural a fin de promover la cultura y recreación accesible, sana y económica a la colectividad

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır eventos de carácter privado y eventos propios, eventos culturales que se realicen en la Fundación ɔ de Caracas y sus adyacencias	Evento	39

:ión Teatro Teresa Carreño

ɔs planteados para el año 2005

Contratar, promocionar, producir y presentar espectáculos de diversos géneros artístico nacionales e internacionales de alta calidad. A través del desarrollo de proyectos artísticos propios, independientes y coproducciones.
Coordinar el desarrollo de visitas guiadas y actividades formativas.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
.r coordinación y desarrollo de visitas guiadas	visita	500
.r la coordinación desarrollo de ensayos abiertos	Ensayo	26
.r la coordinación de actividades formativas: talleres, , foros, cursos y seminarios	Actividad Formativa	94
tar funciones de eventos y espectáculos de :ión independiente, así como presentar funciones de ículos en co-producción	Función	350

ión Vicente Emilio Sojo

›s planteados para el año 2005

Investigar la música venezolana, latinoamericana y del caribe de tradición escrita.
Difundir los resultados de las investigaciones a través de: publicaciones, grabaciones, micro de radio y TV.
Estimular la investigación musicológica mediante la organización de cursos, talleres, seminarios que permitan difundir la cultura musical.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
r a usuarios en el Centro de Documentación de :S	Usuario	1.200
ıitir programas de radio, a través de las emisoras ; del país	Programa Radial	48
talleres de interpretación pianística y vocal, a niños y :entes en la sede de la Fundación y en otros ›ios y Estados	Taller	72
ır investigaciones de autores venezolanos y de ımérica en todo el Territorio Nacional	Investigación	12
ır publicaciones de obras venezolanas y de ımérica	Publicación	12
ır concurso de música venezolana y latinoamericana	Concurso	1

o Universitario de Estudios Superiores en Artes Plásticas Armando Reverón

›s planteados para el año 2005

Orientar el desempeño institucional hacia la formación y el desarrollo de los recursos humanos nacionales en las diversas disciplinas y derivaciones técnicas de las artes.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
estudiantes en artes plásticas	Matricula	355
r exposiciones nacionales	Exposición	36
alleres libre de arte	Taller	20
r maestría en investigación y postgrado en artes ıs	Maestría	1

ión Cinemateca Nacional

ıs planteados para el año 2005

Rescatar, preservar, conservar y difundir el acervo filmográfico nacional y la investigación, documentación y docencia de la actividad cinematográfica del país.
constituirse en un centro de difusión y extensión de la cultura cinematográfica.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
r el cine en la calle para la población infantil y juvenil	Función	1.452
ır duplicaciones de video en formato DVD	Duplicación	880
cionar y divulgar las actividades que realiza la ión en pro del arte cinematográfico	Aviso	360
ición de título de cine extranjero, largometraje y copia cula	Título	43
entar el inventario de mercancía de la tienda del cine	Mercancía	12
ır la revista programación	Publicación	12

o del Patrimonio Cultural

os planteados para el año 2005

Dictar y hacer cumplir las políticas, lineamientos y directrices para la protección integral del patrimonio cultural, garantizando su transmisión para el uso y disfrute de las generaciones presentes y futuras, mediante la participación, coordinación, descentralización institucional.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
lar planes de conservación, rescate y revalorización otenciar el uso del patrimonio cultural	Plan	79
ıilitación y puesta en marcha de: Monumento Cultural el San Carlos" en el Distrito Capital y de los Parques ológicos de "TAIMA TAIMA" y "TORRES", en los ıs Falcón y Lara.	Proyecto	4

ɔ Universitario de Danza

ıs planteados para el año 2005

Desarrollar al más alto nivel artístico los recursos humanos profesionales.
Fomentar los procesos de investigación y de difusión, que requiere la danza escénica para su proyección como manifestación estética de relevante presencia y creciente impacto en el medio cultural venezolano.
Fomentar los procesos de investigación en el campo de la danza como constructora del conocimiento, su configuración y su inserción en seno de la vida social.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ır encuentro para el Programa de Profesionalización entes de Danza- Prodanza	Encuentro	12
cer el Centro de Documentación, Investigación e ıción a través de la adquisición de libros	Libro	6
ːcer líneas de investigación en el área de la Danza	Investigación	2

:ión Museo de Arte Contemporáneo de Caracas Sofía Imber

ɔs planteados para el año 2005

Favorecer la transformación activa e integral de los individuos en su medio social a través del contacto con las formas artísticas contemporáneas del país y el conocimiento de las artes plásticas en el ámbito universal.
Crear programas que estimulen la creatividad de niños y jóvenes hacia el arte.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ar exposiciones	Exposición	44
ar cine, foros y talleres	Evento	90
ar visitas guiadas	Tallere	786
ıtar Video- Foro para el público asistente al museo	Video-Foro	720

to Universitario de Teatro

os planteados para el año 2005

Servir a las más altas expresiones del arte, para formar profesionales universitarios especializados en el área teatral, de espectáculos y sus componentes.
Atender las necesidades del teatro nacional en sincronía con los avances de sus equivalentes en el marco internacional.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
lar alumnos del programa regular de la Licenciatura ro	Matrícula	227

ión Museo de Ciencias

ıs planteados para el año 2005

Mantener el valioso Patrimonio Nacional sobre fauna y flora, fortaleciendo la institucionalidad en todos sus procesos administrativos, técnicos, jurídico-legales, de infraestructura y recursos humanos, tan necesarios y fundamentales como plataforma de acción que permita el desarrollo de la gestión en condiciones favorables

o Universitario de Estudios Musicales

ɔs planteados para el año 2005

Dotar a los estudiantes de las herramientas de vanguardia que les permita competir en el mercado laboral y desempeñarse con excelencia en el ejercicio de la profesión.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
ɜr estudiantes del programa de nivelación regular y ısica	Estudiante	675

ción Centro Nacional de la Fotografía de Venezuela

os planteados para el año 2005

Impulsar, fomentar, promover y desarrollar la obra y el hecho fotográfico a través de la ejecución de programas que contribuyan a su evolución en todo el país.
Desarrollar iniciativas para la integración y cooperación estadal, municipal y local que potencien oportunidades para la producción nacional y el acercamiento de los ciudadanos al ámbito fotográfico.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	METAS PROGRAMADAS 2005
cir folletos, exposiciones y procedimientos fotográficos	Folleto	120.000
cir libros sobre temas relativos a la fotografía	Encuentro	4
:ar exposiciones fotográficas	Exposición	5
:ar el encuentro nacional de Fotografía venezolana	Encuentro	1
:ar talleres de formación para público especializado, ɔle a la integración comunitaria y la participación dana	Taller	12

AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
r, coordinar y articular el desarrollo de la :ultural nacional enmarcada en el plan ico	Tramite Administrativo	1	370.755.158.180
			370.755.158.180

UMEN DE CRÉDITOS PRESUPUESTARIOS

3olívares)

ıAS

o	Denominación	Presupuesto 2005
	Transferencias	370.755.158.180
	- Recursos Ordinarios	357.103.170.000
	- Otras Fuentes de Financiamiento	13.651.988.180
	TOTAL	**370.755.158.180**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO

Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	370.755.158.180
01	00	00	Transferencias Corrientes Internas	370.755.158.180
01	02	00	Transferencias Corrientes al Sector Público	370.755.158.180
01	02	02	Transferencias Corrientes a los Entes Descentralizados	370.755.158.180
			A0002 - Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas.	32.450.000.000
			- Recursos Ordinarios	32.450.000.000
			A0012 - Consejo Nacional de la Cultura (CONAC).	257.204.078.180
			- Recursos Ordinarios	243.552.090.000
			- Otras Fuentes de Financiamiento	13.651.988.180
			Gastos de Personal Fijo	31.307.729.927
			Gastos de Personal (Pensionados y Jubilados)	4.492.291.606
			Áreas CONAC	11.255.848.668
			Proyectos Áreas CONAC	21.130.515.318
			Convenio Cooperación Internacional	1.093.760.900
			Edificaciones Culturales Contemporáneas	3.267.800.000
			Programas y Estudios Culturales	7.000.000.000
			Programa Cultural Sector Público	7.000.000.000
			Proyectos Estratégicos	123.656.131.761
			Programa Cultural Sector Privado	47.000.000.000
			A0062 - Instituto Universitario de Estudios Musicales.	3.190.600.000
			- Recursos Ordinarios	3.190.600.000
			A0149 - Instituto Universitario de Teatro.	3.053.810.000
			- Recursos Ordinarios	3.053.810.000
			A0150 - Instituto de Patrimonio Cultural.	5.500.000.000
			- Recursos Ordinarios	5.500.000.000
			A0151 - Instituto Universitario de Estudios Superiores de Artes	

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

Ge	Es	SE	Denominación	Presupuesto 2005
			Plásticas Armando Reverón	2.832.980.000
			- Recursos Ordinarios	2.832.980.000
			A0158 - Compañía Nacional de Teatro.	626.460.000
			- Recursos Ordinarios	626.460.000
			A0161 - Fundación Orquesta Filarmónica Nacional	2.949.020.000
			- Recursos Ordinarios	2.949.020.000
			A0187 - Instituto Universitario de Danza	2.000.000.000
			- Recursos Ordinarios	2.000.000.000
			A0188 - Fundación Museo Jacobo Borges	2.132.560.000
			- Recursos Ordinarios	2.132.560.000
			A0189 - Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez"	1.257.410.000
			- Recursos Ordinarios	1.257.410.000
			A0301 - Fundación Biblioteca Ayacucho.	1.684.970.000
			- Recursos Ordinarios	1.684.970.000
			A0342 - Fundación La Casa de Bello.	632.700.000
			- Recursos Ordinarios	632.700.000
			A0350 - Fundación Museo de Arte Contemporáneo de Caracas Sofía Imber	5.406.600.000
			- Recursos Ordinarios	5.406.600.000
			A0371 - Fundación Vicente Emilio Sojo	648.620.000
			- Recursos Ordinarios	648.620.000
			A0372 - Fundación Teresa Carreño	11.175.800.000
			- Recursos Ordinarios	11.175.800.000
			A0373 - Fundación Centro de Estudios Latinoamericano Rómulo Gallegos	3.500.000.000
			- Recursos Ordinarios	3.500.000.000
			A0374 - Fundación Kuai - Mare del Libro Venezolano	1.267.020.000
			- Recursos Ordinarios	1.267.020.000
			A0375 - Fundación Casa del Artista	522.500.000
			- Recursos Ordinarios	522.500.000
			A0376 - Fundación Museo de Bellas Artes	4.939.450.000
			- Recursos Ordinarios	4.939.450.000
			A0377 - Fundación Museo Alejandro Otero	2.011.290.000
			- Recursos Ordinarios	2.011.290.000
			A0378 - Fundación de Etnomusicología y Folklore	2.000.000.000
			- Recursos Ordinarios	2.000.000.000
			A0379 - Fundación Museo de Ciencias	3.623.960.000
			- Recursos Ordinarios	3.623.960.000
			A0381 - Fundación Museo Arturo Michelena	1.431.780.000
			- Recursos Ordinarios	1.431.780.000
			A0390 - Fundación Cinemateca Nacional.	2.314.030.000
			- Recursos Ordinarios	2.314.030.000
			A0392 - Fundación Galería de Arte Nacional	4.906.500.000
			- Recursos Ordinarios	4.906.500.000
			A0413 - Fundación Poliedro de Caracas	1.304.120.000
			- Recursos Ordinarios	1.304.120.000
			A0417 - Fundación Centro Nacional de la Fotografía de Venezuela	413.000.000
			- Recursos Ordinarios	413.000.000
			A0821 - Centro Nacional Autónomo de Cinematografía (CNAC)	4.587.640.000
			- Recursos Ordinarios	4.587.640.000

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

Ge	Es	SE	Denominación	Presupuesto 2005
			A0829 - Centro Nacional del Libro (CNL)	1.887.070.000
			- Recursos Ordinarios	1.887.070.000
			A0838 - Monte Avila Editores Latinoamericana.	3.301.190.000
			- Recursos Ordinarios	3.301.190.000

RAMA: 07 - PROGRAMA DEL DEPORTE

) EJECUTORA: Despacho del Viceministro del Deporte

En el marco de la directriz estratégica **"Garantizar El Derecho de La Práctica Deportiva, Recreativa de l con Sentido de Equidad e Igualdad para todos"**, al Despacho del Viceministro del Deporte le compete ar las acciones referidas al diseño e implementación de las políticas deportivas del Estado Venezolano, así stimular el desarrollo de la actividad deportiva, establecer planes de consolidación y mecanismos de ación a nivel nacional, estadal, municipal y parroquial.

Son Objetivos del Despacho del Viceministro de Deportes los siguientes:

- Diseñar políticas, directrices y acciones estratégicas a través de programas, proyectos y propuestas que permitan el rediseño curricular de la educación física, la masificación y diversificación del deporte escolar con la finalidad de garantizar el proceso de cambio y optimización de la pirámide deportiva nacional.
- Garantizar que la educación física se realice de forma obligatoria en todos los niveles y modalidades del sistema escolar.
- Favorecer el desarrollo psicomotor, de habilidades, destrezas manuales, y preservar la salud y fomentar los valores sociales e individuales.
- Profundizar en el proceso de masificación de las actividades deportivas, recreativas y para la salud, con la intención de aumentar la participación de la población venezolana en éstas y contribuir así, con su formación integral.
- Garantizar todas las condiciones de preparación internacional para ubicar al país en los sitiales del deporte olímpico.
- Desarrollar la infraestructura deportiva en los centros de alto rendimiento y otras instalaciones deportivas.

o Nacional de Deportes (I.N.D.)

El objetivo primordial del IND es planificar, formular, dirigir, estimular, coordinar, proteger, supervisar y las actividades deportivas que se desarrollen en el territorio nacional, así como también fomentar la ación de representantes venezolanos en competencias deportivas internacionales.

En cuanto a los niveles estadal, municipal y parroquial, la competencia está asignada a los órganos que es fines sean creados por los poderes públicos de dichas entidades, respectivamente en el marco de las ; y directrices dictadas por el Despacho del Viceministro.

Para el año 2005, el IND desarrollará los siguientes programas:

Programa Deporte para Todos

Tiene como objetivo principal, dictar los lineamientos y generar los mecanismos para la planificación, evaluación de los programas con fines de diversificación, masificación, y sistematización de las les deportivas, recreativas y para la salud en los ámbitos Nacional, Municipal y Parroquial a través de las iciones deportivas públicas y privadas, se contemplan proyectos orientados a continuar desarrollando les que se vienen cumpliendo desde el año 2003, favoreciendo de esta manera la integración social de sectores de la población, lo que hace posible una mayor incorporación, a las diversas actividades as, de niños, jóvenes, ancianos, personas discapacitadas, entre otros.

Programa Deporte de Rendimiento

Se contemplan proyectos estratégicos dirigidos a fortalecer el deporte competitivo, a través de un proceso namiento sistemático y organizado, implementando para ello un sistema de asistencia y protección socio-al atleta pertenecientes a las preselecciones y selecciones nacionales, que representan a nuestro país en encias nacionales e internacionales, principalmente las que conforman el Ciclo Olímpico (Juegos anos, Suramericanos, Centroamericanos y del Caribe, Panamericanos y Olímpicos).

De igual manera se estima continuar con el proyecto de "Esperanzas Olímpicas", la cual está orientada a la ución de un nivel superior de rendimiento de un grupo de atletas de perspectivas olímpicas y paralímpicas, s de lograr registros y puestos de vanguardia en el ámbito internacional, el objetivo fundamental es rarles todas las condiciones de preparación internacional para ubicar al país en los sitiales prioritarios del olímpico con el concurso de estos atletas en el ciclo 2005 – 2008, comenzando con los Juegos Deportivos anos, Suramericanos, Centroamericanos y del Caribe, Panamericanos y Olímpicos.

Programa Instalaciones Deportivas

Es el encargado de generar las políticas de desarrollo y ejecución de los proyectos de instalaciones vas a nivel nacional, para el año 2005, se plantean llevar a cabo la construcción de 14 obras de ructura dentro de los Centros de Alto Rendimiento, reparar 100 canchas deportivas escolares.

Programa Educación Física y Deporte Escolar

Cuyo objetivo es coordinar e implantar políticas y acciones estratégicas a través de la ejecución de tos en las áreas de Educación Física y Deporte Escolar en todos los niveles y modalidades del Sistema ivo Nacional, para contribuir con la formación integral del estudiante. Para el año 2005, se plantea iar con la implantación del Proyecto de Ajedrez y Natación en educación inicial, garantizar la realización de juegos Deportivos Escolares, los Juegos Deportivos de Fé y Alegría, la implantación del programa nico tutorial para los atletas de las Selecciones Nacionales, la organización de Campamentos Deportivos , la icia a un intercambio deportivo en el ámbito internacional y cancelar becas a estudiantes de escasos os.

METAS

minación	Unidad de medida	Programadas 2005
IRTE PARA TODOS		
ır logísticamente y financieramente a las ılas de atención Comunitaria	Escuela Apoyada	100
ır logísticamente y financieramente ıizaciones Federadas y no Federadas.	Federación Apoyada	21
ır financieramente a Entes Deportivos :ipales	Municipio Apoyado	150
ɾar los I Juegos Deportivos Nacionales No ıicos	Juego Realizado	1

METAS

ıinación	Unidad de medida	Programadas 2005
izar la ejecución de eventos con fines vos, recreativos y para la salud, dirigido a todos tores poblacionales	Evento Realizado	12
ar la asistencia integral a atletas pertenecientes ederaciones No Olímpicas, para asegurarles la lad social	Atleta Atendido	212
ЯTE DE RENDIMIENTO		
ıcia Socio-Integral a los atletas de Alta tencia (Pre-selecciones y Selecciones ales)	Atleta Asistido	800
logísticamente y financieramente a los atletas nzas Olímpicas y Paralímpicas	Atleta Asistido	40
r ayudas económicas a igual número de atletas Rendimiento	Ayuda Otorgada	200
ıar con una Delegación en Los XV Juegos ianos	Participación Lograda	1
ıar con una Delegación en Las III Olimpiadas ıorte Cubano	Participación Lograda	1
económicamente la realización y organización XVI Juegos Deportivos Nacionales, Los Andes	Juego Apoyado	1
ır asistencia alimentaria y alojamiento para y entrenadores de alto rendimiento en traciones periódicas	Asistencia Alimentaria y Alojamiento Otorgada	12.000
el funcionamiento y organización de las Ligas vas Nacionales	Liga Apoyada	10
el funcionamiento de Unidades Educativas de Deportivo	Unidad Apoyada	24
el funcionamiento de centros nacionales de ıa y ciencias aplicadas al deporte	Centro Apoyado	2
ACIONES DEPORTIVAS		
ación de empresa para construcción de los de Alto Rendimiento	Infraestructura Deportiva Construida	14
ЯTE PARA TODOS		
ación de empresa cooperativas para la ión de canchas	Cooperativa Contratada	100
ación de Empresa para el techado de canchas ıas	Empresa Contratada	24
ıCIÓN FÍSICA Y DEPORTE ESCOLAR		
la realización de las fases de los Juegos ıles Escolares	Fase Realizada	4
la realización de los VII Juegos Deportivos ıles Escolares	Juego Apoyado	1
zar asistencia socioeconómica a alumnos stas de buen rendimiento deportivo y académico casos recursos	Asistencia Garantizada	60

'AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ar, coordinar y articular las acciones s a la política deportiva nacional, estadal y al	Tramite Administrativo	1	228.517.858.900
			228.517.858.900

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

o	Denominación	Presupuesto 2005
	Gastos de personal	1.242.080.954
	- Recursos Ordinarios	1.242.080.954
	Materiales y suministros	713.856.400
	- Recursos Ordinarios	713.856.400
	Transferencias	226.561.921.546
	- Recursos Ordinarios	195.128.800.000
	- Programas y Proyectos	2.855.705.000
	• Complejo Deportivo Teo Capriles	2.189.910.000
	• Estadium Nacional Brígido Iriarte	665.795.000
	- Otras Fuentes de Financiamiento	28.577.416.546
	TOTAL	**228.517.858.900**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
l Fijo a Tiempo Completo	80	865.036.356
rectivo	7	101.580.516
ofesional y Técnico	51	629.933.196
ersonal Administrativo	22	133.522.644
	80	**865.036.356**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y ARIOS

3olívares)

)	Denominación	N° de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.236		
	371.237 - 421.237		
	421.238 - 471.238	3	16.444.656
	471.239 - 521.239	15	88.788.744
	521.240 - 571.240		
	571.241 - 621.241	3	20.665.656
	621.242 - 671.242	1	7.623.588
	671.243 - 721.243		
	721.244 - 771.244		
	771.245 - 821.245	10	97.625.880
	821.246 - 871.246		
	871.247 - 921.247	4	43.265.232
	921.248 - 971.248	2	22.684.152
	971.249 - 1.021.249	14	167.400.576
	1.021.250 - 1.071.250		
	1.071.251 Y MAS	28	400.537.872
	TOTAL	**80**	**865.036.356**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO

3olívares)

3e	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	226.561.921.546
01	00	00	Transferencias Corrientes Internas	223.706.216.546
01	02	00	Transferencias Corrientes al Sector Público	223.706.216.546
01	02	02	Transferencias Corrientes a los Entes Descentralizados	223.706.216.546
			A0049 - Instituto Nacional de Deportes (IND)	223.706.216.546
			- Recursos Ordinarios	195.128.800.000
			- Otras Fuentes de Financiamiento	28.577.416.546
			Convenio de Cooperación	74.982.255.125
			Gastos de Funcionamiento	148.723.961.421
02	00	00	Transferencias de Capital Internas	2.855.705.000
02	02	00	Transferencias de Capital al Sector Público	2.855.705.000
02	02	02	Transferencias de Capital a los Entes Descentralizados	2.855.705.000
			A0049 - Instituto Nacional de Deportes (IND)	2.855.705.000
			- Programas y Proyectos	2.855.705.000
			• Complejo Deportivo Teo Capriles	2.189.910.000
			• Estadium Nacional Brigido Iriarte	665.795.000

RAMA: 98 - ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO

ı EJECUTORA: Dirección General de Coordinación de Institutos Autónomos, Fundaciones y Asociaciones ; del Sector Educativo

Para el año 2005 las asignaciones de los entes descentralizados adscritos al Ministerio de Educación y s, permitirán la ejecución de las actividades que se describen en cada uno de los organismos que se ıan a continuación:

Fundación de Edificaciones y Dotaciones Educativas (FEDE)
Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)
Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

ión de Edificaciones y Dotaciones Educativas

La Fundación de Edificaciones y Dotaciones Educativas (FEDE) es una institución que, en coordinación)espacho del Viceministro de Asuntos Educativos, los Gobiernos Regionales, locales y otros organismos ; y privados, atiende las necesidades de la planta física educativa en el ámbito nacional, promocionando y ıdo programas de construcción, ampliación, reparación, mantenimiento y dotación de planteles, ndo así el desarrollo del proceso de enseñanza en un ambiente seguro y confortable.

s objetivos:

Atender la planta física educativa nacional para garantizar a las comunidades espacios seguros, funcionales y confortables, con la finalidad de fortalecer el proceso educativo.
Garantizar el equipamiento idóneo y necesario para el buen funcionamiento de la planta física educativa.
Lograr alianzas estratégicas con organismos públicos y privados con la finalidad de obtener otras fuentes de financiamiento que contribuyan a la atención de la planta física educativa.
Investigar y desarrollar técnicas que permitan construir edificaciones educativas duraderas, seguras y confortables.
Brindar asesoría técnica en el área de diseño de edificaciones educativas a organismos que lo requieran.
Garantizar el óptimo funcionamiento de los inmuebles educativos en cuanto a servicios básicos.
Diseñar el Plan Nacional de Construcción, Ampliación, Dotación y Mantenimiento de la planta física educativa en el país, de acuerdo con el Plan de la Nación, los programas del Ministerio de Educación y Deportes y las necesidades de desarrollo educativo en los niveles de educación preescolar, básica, media diversificada y profesional, así como la modalidad de educación especial y someterlo a la aprobación del MED.
Elaborar normas y procedimientos técnicos para la formulación y diseño de proyectos de construcción, ampliación, dotación y mantenimiento de planteles educativos en los niveles y modalidades mencionados.
Realizar actividades de asesoría y supervisión técnica, relacionadas con la planificación, la elaboración y ejecución de los planteles de desarrollo de la planta física escolar del país y con los programas de mantenimiento preventivos y correctivos de los planteles educativos, especialmente en el ámbito estadal y municipal, en los niveles y modalidades mencionadas, de acuerdo con el Plan Nacional que sobre la materia apruebe el Ministerio de Educación y Deportes y las normas y procedimientos técnicos que al respecto dicte el Ejecutivo Nacional.

:l logro de estos objetivos y metas la Fundación cuenta con los siguientes programas:

Programa Conservación, Ampliación y Mejora de Obras (Contratación de Obras)

A través de este programa se contratan empresas especializadas para la ejecución de trabajos de construcción, reparación o ampliación de edificaciones escolares, con la finalidad de ofrecer a la matrícula atendida, espacios adecuados para el desarrollo del proceso y cubrir la demanda de la población fuera del sistema educativo, así como de la matrícula en condiciones de hacinamiento; igualmente, para transformar los planteles al concepto de bolivariana.

Programa Nacional de conservación y Mantenimiento

Este programa tiene como objetivo restablecer a la planta física educativa las condiciones óptimas de seguridad, funcionamiento y confort, a través de actividades donde el Estado, la sociedad en general y las comunidades educativas participen en un proceso de cogestión.

Su cumplimiento implica la participación de las comunidades educativas en el proceso de conservación, mantenimiento y seguridad, a objeto de optimizar el rendimiento y duración del edificio escolar y fomentar el sentido de pertenencia hacia la edificación.

Programa Dotación de Mobiliario Escolar

Su objetivo es dotar de mobiliario y equipos a las edificaciones educativas cuyas plantas físicas se encuentren en buenas condiciones de funcionamiento y que presenten déficit del mismo o cuyos espacios hayan sido ampliados.

Estudios y Proyectos para Edificaciones Educativas

A través de este programa se realizan estudios y proyectos de arquitectura e ingeniería, para construcciones, ampliaciones, remodelaciones y reparaciones de edificaciones educativas oficiales de los niveles de preescolar, básica, media diversificada y profesional y educación especial.

Servicios Básicos

Tiene como objetivo coordinar y controlar el suministro y pago de los servicios de electricidad, gas, agua, teléfono y aseo, así como el pago de condominio de los planteles oficiales y unidades administrativas dependientes del Ministerio de Educación y Deportes y de la Fundación.

Alquileres, Adquisiciones e Indemnizaciones de Locales Educativos

Su objetivo es administrar los recursos asignados para los pagos de alquiler, aumentos de canon, indemnizaciones y adquisiciones de locales educativos, dependientes del Ministerio de Educación y Deportes.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2005
rama de conservación, ampliación y mejora de s (ejecución de obras por contratación)	Plantel	709
›ilitación de Escuelas Técnicas	Plantel	60
trucción de Escuelas Bolivarianas	Plantel	24
bilitación de Escuelas Bolivarianas	Plantel	200
trucción de Preescolares	Plantel	75
ɜbilitación de Edificaciones Educativas de los ɜs preescolar, media diversificada y profesional ɹcación especial	Plantel	350

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2005
ama Nacional de Conservación y nimiento	Plantel	1277
ucción de preescolares y Escuelas anas	Plantel	28
oilitación	Plantel	120
:nimiento Preventivo	Plantel	876
imiento Correctivo y Correctivo Especializado	Plantel	253
ón de Unidades Móviles de Seguridad y imiento	Unidad	645
atación de inspección de obras	Contrato	709
ción de mobiliario escolar	Plantel	5257
dios y proyectos para inversión en planta física va	Proy. Diseñados	671
ciones Geotécnicas, Sondeo de fundaciones y Geotécnico	Informe/ Estudio	151
ctos de adecuación Estructural e Inspecciones urales	Proyecto	19
tamiento Topográficos Contratados	Plano Topografico	43
cto de Arquitectura, Instalación Eléctricas ación. Sanitarias y de Estructura Contratados	Proyecto	50
zación de maquetas para los Diferentes nas Constructivos o Proyectos Especiales	Maqueta	8
ionamiento del Sistema Educativo		
cios Básicos (Electricidad, Agua, Teléfono, Gas)	Inmueble	31.500
eres de Inmuebles Educativos	Inmueble	300
ominio de locales	Inmueble	148
sición de inmuebles	Inmueble	20
nizaciones de Locales Educativos	Inmueble	20

:ión Centro Nacional Para El Mejoramiento de La Enseñanza de La Ciencia (CENAMEC)

La Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC), se crea 'inalidad de atender en forma orgánica, continua y sistemática, el mejoramiento del proceso enseñanza-zaje de la Ciencia. Ejerce su acción en todos los niveles educativos con el objeto de procurar el niento de métodos y medios de enseñanza, así como la formación y perfeccionamiento de los docentes igual que los alumnos desarrollen una actitud investigativa, creadora y activa.

dación CENAMEC, tiene como objetivos para el año 2005, los siguientes:

Generar, fomentar administrar, ejecutar y mantener actividades que contribuyan al mejoramiento y modernización de la enseñanza de la ciencia.
Brindar asesoría al Ministerio de Educación y otros organismos públicos y privados en el mejoramiento y modernización de la enseñanza de la ciencia.
Coordinar junto al Ministerio de Educación y Deportes el diseño, evaluación y puesta en marcha de métodos renovadores para la enseñanza de la ciencia, así como asesorar al Ministerio de Educación y demás instituciones educativas en el desarrollo, ya sea humano, técnico o bibliográfico, de nuevos programas curriculares para la formación académica nacional.
Promoción de los estudios necesarios para lograr el diagnóstico del estado de la enseñanza- aprendizaje de la ciencia, la matemática y otras áreas conexas en el país.
Cooperar con los organismos competentes en la elaboración de proyectos, ensayos y evaluación de ideas y métodos renovadores para la enseñanza de la ciencia.
Elaboración de materiales adecuados para el trabajo de los profesores y alumnos en el proceso de enseñanza – aprendizaje.
Asesorar al Ministerio de Educación y Deportes y otras instituciones educativas en la selección de materiales educativos para la enseñanza de la ciencia, a ser distribuidos en escuelas y liceos.

nsiderando estos objetivos CENAMEC orienta sus principales Proyectos y acciones durante el)5 al desarrollo de:

- Elaborar e imprimir materiales Educativos Innovadores para el Aprendizaje de la Ciencia y la Tecnología.
- Realizar actividades de difusión, información y popularización de las Ciencias y Tecnologías.
- Realizar talleres de actualización, reuniones de seguimiento y cursos de formación de docentes en la aplicación de métodos y uso de medios variados para la enseñanza de las Ciencias y las Tecnologías a los Docentes de I, II y III etapa de Educación Básica y Media Diversificada.
- Realizar investigaciones para proponer cambios curriculares que permitan mejorar la deficiente formación experimental en áreas localizadas, formando al educador de I, II y III de educación básica, media diversificada y profesional a través de nuevas estrategias didácticas que mejoren la enseñanza de las Ciencias y las Tecnologías.

ıcipales metas programadas para el 2005 son:

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD
ar 39 actividades de Promoción – ıción y desarrollo del personal en la ı institucional	Actividad de Promoción y Divulgación Realizada	39
ir 865 libros y revistas	Libro y Revista Adquirido	865
ar 7 actividades de Difusión Información y ırización de las Ciencias y las logías.	Actividad de Difusión Realizada	7
ar 37 Materiales Educativos para el lizaje de la Ciencia y la Tecnología	Material Educativo Realizado	37

ɔ de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

Este Instituto está adscrito al Ministerio de Educación y Deportes, teniendo como objetivos general "la ón social y el mejoramiento de las condiciones de vida de los afiliados, sus parientes directos y herederos"

El IPASME, tiene como objetivo fundamental para el año 2005 afianzar la prestación de los diferentes s que otorga a sus afiliados y beneficiarios, con la ejecución de los procesos fundamentales y de base que n junto con el recurso humano la puesta en marcha de la nueva estructura organizativa- funcional todo ello ; de los Programas Operativos: Asistencial, Crediticio, Cultural y Recreación y Atención Integral al afiliado; es están orientados a brindar atención en las áreas médico- odontológica, créditos personales, hipotecarios ɔos; servicios recreativos y de hospedaje en instalaciones turísticas, excursiones y eventos culturales y 'os, y al pago de diversos beneficios socioeconómicos contenidos en las cláusulas contractuales ɔidas en el interconvenio y las tarifas o contribución por actos médicos relacionados con hospitalización, y maternidad.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2005
na Asistencial		
ı Médico Directo	Paciente Atendido	4.306.584
ı Médico Indirecto	Paciente Atendido	11.370
ı de Cirugía Ambulatoria	Paciente Atendido	2.405
T OTAL		4.320.359
na de Créditos		
s Personales (corto plazo)	Crédito Aprobado	33.563
s Personales	Crédito Aprobado	25.500
s Vehículos	Crédito Aprobado	4.500
s Turísticos	Crédito Aprobado	3.563
s Hipotecarios (largo plazo)	Crédito Aprobado	7.000
T OTAL		74.126
na de Cultura y Recreación		
ıiento IPASMAR	Persona	92.000
ıiento Valle Grande IPASME	Persona	42.500
iento en otros Hoteles y Posadas a través de ıios	Persona	600
s Vacacionales	Persona	1.563
s Turísticos para Jubilados y Pensionados	Persona	1.000
la por Puerta	Persona	7.500
na de Obras y Servicios		
construcción Ipasme sede Regional Charallave	Obra	1
construcción Ipasme sede Regional Turen	Obra	1
construcción Ipasme sede Regional Villa de Cura	Obra	1
:tapa construcción Ipasme sede Regional Tinaquillo	Obra	1
:tapa construcción Ipasme sede Regional Valera	Obra	1
:tapa construcción Ipasme sede Regional Mérida	Obra	1
nar la construcción de la 2da. etapa de Ipasme Regional rnando de Apure	Obra	1

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2005
;trucción 3er. Módulo Ipasme Sede Regional San Jo de Apure	Obra	1
y Suministrar seis (6)Centrales Telefónicas en Ipasme ales, Machiques, Valencia, Carrizales, Valle De La , Rubio y Víveres Paraíso	Instalada	6
·atar Inspecciones de Obras para el inicio de la cción de Ipasme, Turén, Charallave, Villa de Cura, Mérida y Tinaquillo	Inspección Contratada	6
enimiento correctivo de los 67 Ipasme Regionales, /aciones, Reparaciones, Ampliaciones, Mejoras	Mantenimiento Inmueble	67
io de suelo en terrenos de los Ipasme Regionales: Charallave, Villa de Cura, San Carlos del Zulia	Estudio Realizado	4
enimiento mensual, menor de maquinarias a nivel l	Mantenimiento Menor	804
ón de repuestos y reparaciones mayores de Máq. y ; a 67 Ipasme Regionales	Inmueble Dotado	804
na de Atención Integral al Afiliado		
oución por Nacimiento de Hijos	Indemnización	2.492
oución por Matrimonio del personal	Indemnización	780
oución por Gastos Mortuorios	Indemnización	4.634
oución por Fallecimiento	Indemnización	510
oución por Enfermedades del Personal	Indemnización	300
oución por Hijos con necesidades especiales	Indemnización	1.520
oución por Prótesis Dentales y Cristales Ópticos	Indemnización	5.260
oución por Tratamientos Especiales	Indemnización	50
oución por Servicios de HCM	Indemnización	456
oución por Contribuciones Ordinarias	Indemnización	3.072
T OTAL		19.074

AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ıar organismos de los entes ralizados sin fines empresariales, adscritos terio de Educación y Deportes	Tramite Administrativo	1	247.285.866.466
			247.285.866.466

JMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

'AS

o	Denominación	Presupuesto 2005
	Transferencias	247.285.866.466
	- Recursos Ordinarios	221.992.000.000
	- Programas y Proyectos	20.469.111.106
	• Fortalecimiento y Modernización de la Educación Técnica	3.700.371.794
	• Reactivación Escuelas Técnicas Industriales	9.719.422.505
	• Plan Especial de Construcción de Aulas de Preescolar y Rehabilitación	645.000.000
	• Plan Especial de Rehabilitación de Escuelas Bolivarianas	3.048.852.547
	• Rehabilitación 750 Escuelas Bolivarianas II Etapa	3.355.464.260
	- Otras Fuentes de Financiamiento	4.824.755.360
	TOTAL	247.285.866.466

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

3e	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	247.285.866.466
01	00	00	Transferencias corrientes internas	137.014.255.360
01	02	00	Transferencias corrientes al sector público	137.014.255.360
01	02	02	Transferencias corrientes a los entes descentralizados	50.476.655.360
			A0323 - Fundación de Edificaciones y Dotaciones Educativas (FEDE)	47.864.855.360
			- Recursos Ordinarios	43.040.100.000
			- Otras Fuentes de Financiamiento	4.824.755.360
			Gastos de Funcionamiento	14.994.700.000
			Gastos del Sistema Educativo	22.431.700.000
			Convenio de Cooperación	9.438.455.360
			Deuda de Servicios Básicos	1.000.000.000
			A0387 - Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	2.611.800.000
			- Recursos Ordinarios	2.611.800.000
01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	86.537.600.000
			A0056 - Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME).	86.537.600.000
			- Recursos Ordinarios	86.537.600.000
			Gastos de Funcionamiento	66.037.600.000
			Interconvenio	3.500.000.000
			Afiliación Gratuita	17.000.000.000
02	00	00	Transferencias de Capital Internas	110.271.611.106
02	02	00	Transferencias de Capital al Sector Público	110.271.611.106
02	02	02	Transferencias de capital a los entes descentralizados	110.271.611.106
			A0323 - Fundación de Edificaciones y Dotaciones Educativas (FEDE)	110.271.611.106
			- Recursos Ordinarios	89.802.500.000
			- Programas y Proyectos	20.469.111.106

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

Se	Es	SE	Denominación	Presupuesto 2005
			• Fortalecimiento y modernización de la Educación Técnica	3.700.371.794
			• Reactivación Escuelas Técnicas Industrial	9.719.422.505
			• Plan especial de construcción de aulas de preescolar y Rehabilitación de Escuelas Bolivarianas II Etapa	645.000.000
			• Plan Especial de Rehabilitación de Escuelas Bolivarianas y Construcción Aulas de Preescolar III Etapa	3.048.852.547
			• Rehabilitación 750 Escuelas Bolivarianas II Etapa	3.355.464.260

13. Ministerio del Trabajo

STERIO DEL TRABAJO

ɔA PRESUPUESTARIA PARA EL AÑO 2005

ı Constitución de la República Bolivariana de Venezuela establece en su artículo 3, que la educación y el son los procesos fundamentales para alcanzar los fines del Estado, y en su Título III, "De los deberes, ›s humanos y garantías", se desarrollan los derechos sociales y de la familia, en el cual encontramos los os que orientan las políticas, planes y proyectos que desarrolla el Ministerio del Trabajo, dentro del marco ;ompetencias que le son atribuidas en el decreto sobre organización y funcionamiento de la administración central, para satisfacer estos compromisos del Estado con la comunidad.

›s instrumentos jurídicos más relevantes que inciden en la conformación de las competencias, atribuciones, ɜs y estructura organizativa del Ministerio del Trabajo son la Ley Orgánica del Trabajo y la Ley Orgánica del ı de Seguridad Social. Este último tiene por objeto crear la nueva institucionalidad del Sistema de Seguridad y le corresponde al Ministerio del Trabajo, en el marco de esta Ley, asumir nuevas competencias referidas ›s sistemas prestacionales que integran el sistema de seguridad social, además de la rectoría directa de los ıes prestacionales que conforman el sistema de previsión social, y el tutelaje de sus entes de gestión.

ɜntro del contexto legal antes referido se propone para el año 2005, transformar al Ministerio del Trabajo, en no articulador de las políticas sociales y económicas, capaz de generar decisiones de impacto favorable en ɜcución de los cinco equilibrios establecidos en las líneas generales del Plan de Desarrollo Económico y łe la Nación 2001-2007, a partir del fortalecimiento de las capacidades gerenciales e institucionales de n y gestión estratégica y operativa, para alcanzar la nueva visión de Estado, plasmada en la Constitución ɜpública Bolivariana de Venezuela.

s líneas estratégicas están dirigidas hacia los programas, planes y proyectos que se llevaran a cabo para el)5, tienen como enunciado: garantizar la defensa del derecho a un trabajo digno y decente, mediante el miento de los servicios de promoción, intermediación, fiscalización, formación y defensa de los derechos y ›bligaciones de los trabajadores y trabajadoras. Promover la responsabilidad social de los empleadores, ando la protección de las fuentes de empleo y que éstas sean seguras y de calidad, garantizar una ɜd social para todos y para todas, ampliando la calidad y cobertura de sus prestaciones, recuperar el poder ivo de los trabajadores y trabajadoras, fortaleciendo los mecanismos institucionales que influyen en el ɔ de trabajo, así como los procesos de sindicalización y de negociación colectiva. Fomentar y dirigir el social para la generación de un modelo económico y social diversificado, productivo, incluyente y de justicia ;uyas relaciones de producción se fundamenten en la solidaridad, estimular y promover la democratización rganizaciones de trabajadores y empleadores, para la defensa colectiva de sus derechos.

jo la orientación de las líneas estratégicas antes descritas se definen las diferentes unidades sustantivas y o del Ministerio del Trabajo, definiendo políticas y formulando planes, programas y proyectos y ejecutando ɜ que presentamos en el Presupuesto para el Ejercicio Económico Financiero 2005.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
r, dirigir y controlar políticas, recibir del viceministro, asesores y demás ɜs	Reunión y/o punto de cuenta	548	2.253.527.750
ɜción, supervisión, gestión y control ;rativo de las actividades inherentes al ıo	Reunión y/o punto de cuenta	424	762.158.189
ıción, control de gestión de las actividades ɜterio	Informe Técnico	806	767.400.998
nherentes a las políticas del Ministerio su ión con el presupuesto	Plan Presupuesto	335	582.672.975

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
a legal en materia laboral	Asesoria	1.434	1.093.677.089
;tración de personal	Asesoría análisis expediente	12.375	55.529.829.290
ticas laborales y servicios informáticos	Registro de servicio	62.677	5.213.469.733
;tración general de servicios	servicio	19.438	21.349.298.511
n maternal y preescolar	Niño atendido	75	241.351.221
:ar y coordinar la agenda de las actividades les e internacionales, así como divulgar la del Ministerio	Reunión y/o punto de cuenta	338.427	3.621.827.818
ión de convenciones colectivas, reuniones vas laborales y registro de organizaciones es, confederaciones y federaciones	Convención registro	110	1.832.248.279
s en materia de seguridad social y de y seguridad industrial	Proyecto	9	1.464.953.616
:ión y programas culturales para los lores y su grupo familiar y comunidades es	Persona atendida	736.510	23.662.810.000
n, salud y seguridad laborales	Asistencia técnica	96.477	18.233.670.527
s de salud y protección en contingencias y de la seguridad social	Beneficiario	9.120.387	3.653.694.329.827
ar con los actores sociales; fomentar el miento a las asociaciones de la economía :ransformar el servicio de intermediación y ɔnes laborales; dar atención formal y :ión socio laboral y producción a la ɔn.	Coordinación	1.770.228	7.222.967.336
n, defensa de trabajadores y prestaciones ; recuperadas vía administrativa y judicial	Juicio atendido	305.400	9.304.399.920
ión, atención a trabajadores y aciones sindicales locales.	Visita usuario	178.278	23.652.581.020
			3.830.483.174.099

JMEN DE CRÉDITOS PRESUPUESTARIOS
ɜolívares)

AMAS

ɔ	Denominación	Presupuesto 2005
	Actividades Centrales	91.415.213.574
	Relaciones Trabajador Empleador	1.832.248.279
	Seguridad Social	3.697.055.763.970
	Empleo	7.222.967.336
	Defensa de los Trabajadores	9.304.399.920
	Supervisión e Inspección del Trabajo	23.652.581.020
	TOTAL	**3.830.483.174.099**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

IO	Denominación	Presupuesto 2005
	Gastos de Personal	84.354.159.966
	- Recursos Ordinarios	84.354.159.966
:	Materiales y Suministros	11.519.490.827
	- Recursos Ordinarios	11.519.490.827
;	Servicios no Personales	19.884.407.387
	- Recursos Ordinarios	19.536.197.892
	- Programas y Proyectos	348.209.495
Ӏ	Activos Reales	9.960.258.326
	- Recursos Ordinarios	9.687.258.326
	- Programas y Proyectos	273.000.000
;	Servicio de la Deuda Pública y Disminución de Otros Pasivos	280.893.935
	- Recursos Ordinarios	280.893.935
'	Transferencias	3.704.483.963.658
	- Recursos Ordinarios	3.540.738.269.054
	- Programas y Proyectos	3.478.464.604
	- Otras Fuentes de Financiamiento	160.267.230.000
	TOTAL	**3.830.483.174.099**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
ıl Fijo a Tiempo Completo	2.728	24.693.378.868
irectivo	96	1.512.107.520
rofesional y Técnico	1.170	14.153.675.812
ersonal Administrativo	1.045	5.974.537.692
ıbrero	417	3.053.057.844
ıl Fijo a Tiempo Parcial	11	34.993.265
rofesional y Técnico	11	34.993.265
ıl Contratado	83	1.992.000.000
ıpleado	83	1.992.000.000
	2.822	26.720.372.133

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y ARIOS (En Bolívares)

ɔ	Denominación	N° de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	374	1.434.292.925
	321.236 - 371.236	80	336.043.798
	371.237 - 421.237	79	368.683.420
	421.238 - 471.238	101	546.896.086
	471.239 - 521.239	228	1.355.020.494
	521.240 - 571.240	132	871.973.928
	571.241 - 621.241	181	1.288.416.850
	621.242 - 671.242	188	1.460.804.607
	671.243 - 721.243	72	600.099.785
	721.244 - 771.244	67	599.919.821
	771.245 - 821.245	94	896.048.793
	821.246 - 871.246	64	652.623.632
	871.247 - 921.247	265	2.870.749.892
	921.248 - 971.248	128	1.447.297.439
	971.249 - 1.021.249	114	1.360.395.472
	1.021.250 - 1.071.250	59	737.021.742
	1.071.251 Y MAS	596	9.894.083.449
	TOTAL	2.822	26.720.372.133

SNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
Bolívares)

IO	Denominación	Presupuesto 2005
	Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)	23.662.810.000
	Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	3.653.694.329.827
	Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	18.233.670.528
	TOTAL	**3.695.590.810.355**

ACIÓN DE SUBSIDIOS (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
0	00	00	Transferencias	14.400.000
1	00	00	Transferencias Corrientes Internas	2.400.000
1	01	00	Transferencias Corrientes al Sector Privado	2.400.000
1	01	15	Subsidios a Organismos Laborales y Gremiales	2.400.000
			S1504 - Asociación de Jubilados y Pensionados del Ministerio de Trabajo	2.400.000
9	00	00	Transferencias Corrientes y de Capital Diversas	12.000.000
9	01	00	Transferencias Corrientes Diversas	12.000.000
			S0282 - Comité de Damas del Ministerio del Trabajo (CODATRA).	12.000.000

RAMA: 01 Actividades Centrales

) EJECUTORA: Oficina de Administración y Servicios

a alcanzar los objetivos planteados por las unidades sustantivas del Ministerio del Trabajo y para satisfacer andas y necesidades de la población trabajadora y el conjunto de la sociedad, es imprescindible la ición y articulación de las unidades de apoyo que conforman el Programa 01 "Actividades Centrales", para nistro de recursos materiales, humanos, financieros y tecnológicos, con la calidad, oportunidad, encia, confiabilidad y economicidad necesarios , así como el establecimiento de políticas formuladas con idad, comunicadas y negociadas ampliamente y adecuadas al marco jurídico.

a cumplir con el apoyo antes referido a las unidades sustantivas del Ministerio del Trabajo, este programa ea los siguientes objetivos:

ninistrar adecuadamente los recursos financieros, instalaciones, bienes y servicios destinados a las rentes dependencias del Ministerio, permitiendo un mejor funcionamiento en pro de lograr la misión del anismo.

esorar en materia jurídica al Ministerio del Trabajo, así como en materia de derecho laboral a los demás ıanos y entes del Estado, las organizaciones sindicales de trabajadores y empleadores, promoviendo la ticia social en materia laboral.

alizar auditorias, inspecciones, fiscalizaciones, exámenes, estudios, análisis e investigaciones de todo tipo e cualquier naturaleza en el organismo, para verificar la legalidad, exactitud, sinceridad y corrección de sus ɜraciones, así como para evaluar el cumplimiento y los resultados de los planes y las acciones ninistrativas, la eficacia, eficiencia, economía, calidad e impacto de su gestión.

ɜeñar y ejecutar las políticas y planes para el desarrollo de tecnologías de información y comunicación, ıeración de estadísticas laborales y registros de información de datos, a través de la automatización de los ·cesos operativos orientados a dar una respuesta directa, oportuna y eficiente a los ciudadanos.

ptar, capacitar y adiestrar recursos humanos capaces de asumir los compromisos y retos del Ministerio a satisfacer las demandas económicas, sociales y políticas de la comunidad, y garantizar el cumplimiento la normativa legal y programática del régimen de jubilaciones y pensiones, al igual que la de los servicios dicos y de guardería prestados a los funcionarios del Ministerio.

ntribuir en la consecución de los objetivos institucionales y de sus entes adscritos, mediante el apoyo en teria de planificación, ejecución, control y evaluación del cumplimento de planes, programas, proyectos, supuestos, organización, normas, sistemas y procedimientos.

ıborar y ejecutar las políticas comunicacionales que contribuyan a cumplir la misión y visión del Ministerio, como redactar, diseñar, diagramar y producir los diferentes productos informativos impresos, audiovisuales igitales para proporcionar la imagen y proyección de la institución, tanto en el público interno como en la nunidad en general.

:ablecer y ejecutar un plan de acción para coordinar la participación del Ministerio del Trabajo en las niones de ministros, viceministros y expertos del trabajo sobre los ejes temáticos sociolaborales en la nunidad Andina, MERCOSUR, ALBA, Organización de Estados Americanos (OEA), Comisiones acionales de Integración y Asuntos Fronterizos Colombo-Venezolanos, Organización Internacional del bajo (O.I.T.).

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ır, dirigir y controlar políticas, recibir del viceministro, asesores y demás ɜs	Reunión y/o punto de cuenta	548	2.253.527.750
ación, supervisión, gestión y control trativo de las actividades inherentes al ıo	Reunión y/o punto de cuenta	424	762.158.189
ıción, control de gestión de las actividades ɜterio	Informe técnico	806	767.400.998
nherentes a las políticas del Ministerio y su ión con el presupuesto	Plan presupuesto	335	582.672.975
ı legal en materia laboral	Asesoría	1.434	1.093.677.089
tración de personal	Asesoría análisis expediente	12.375	55.529.829.290

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ticas laborales y servicios informáticos	Registro de servicio	62.677	5.213.469.733
;tración general de servicios	Servicio	19.438	21.349.298.511
n maternal y preescolar	Niño atendido	75	241.351.221
:ar y coordinar la agenda de las actividades ıles e internacionales, así como divulgar la del Ministerio	Reunión y/o punto de cuenta	338.427	3.621.827.818
			91.415.213.574

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

ıo	Denominación	Presupuesto 2005
	Gastos de Personal	49.453.128.626
	- Recursos Ordinarios	49.453.128.626
	Materiales y Suministros	5.397.523.693
	- Recursos Ordinarios	5.397.523.693
	Servicios no Personales	17.432.655.690
	- Recursos Ordinarios	17.299.004.690
	- Programas y Proyectos	133.651.000
	• Proyecto Integral de los Servicios de Consolidación de la Red de Telecomunicaciones del Ministerio del Trabajo	133.651.000
	Activos Reales	9.960.258.326
	- Recursos Ordinarios	9.687.258.326
	- Programas y Proyectos	273.000.000
	• Proyecto Integral de los Servicios de Consolidación de la Red de Telecomunicaciones del Ministerio del Trabajo	273.000.000
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	280.893.935
	- Recursos Ordinarios	280.893.935
	Transferencias	8.890.753.304
	- Recursos Ordinarios	8.890.753.304
	TOTAL	**91.415.213.574**

3IFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
ıl Fijo a Tiempo Completo	605	5.777.062.003
irectivo	52	799.495.680
rofesional y Técnico	179	2.159.835.307
ersonal Administrativo	179	1.344.290.659
'brero	195	1.473.440.357
ıl Contratado	83	1.992.000.000
:mpleado	83	1.992.000.000
	688	**7.769.062.003**

ACIÓN DE SUBSIDIOS (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	12.000.000
99	00	00	Transferencias Corrientes y de Capital Diversas	12.000.000
99	01	00	Transferencias Corrientes Diversas	12.000.000
			S0282 - Comité de Damas del Ministerio del Trabajo (CODATRA).	12.000.000
			- Recursos Ordinarios	12.000.000

;RAMA: 02 Relaciones Trabajador Empleador

D EJECUTORA: Oficina de Administración y Servicios

ste programa tiene como finalidad, regular y controlar las relaciones laborales y las condiciones de trabajo, ımbiente de cumplimiento de la normativa laboral existente y en el marco de una democracia protagónica y ·ativa, que ampare la dignidad de la población trabajadora con justicia y bienestar social, y en niento y desarrollo de las líneas estratégicas del Plan de Desarrollo Económico y Social de la Nación 2001
A tal efecto la Dirección General Sectorial del Trabajo y sus direcciones de línea, se han propuesto los ·tes objetivos:

ıvorecer el desarrollo de la negociación colectiva de trabajo en los sectores público y privado a nivel cional, a través de la agilización de los trámites y homologación de convenciones colectivas de trabajo y ·rmativas laborales y el desarrollo de campañas de promoción de los derechos laborales.

ıpulsar y facilitar los procesos de inscripción y registro de las organizaciones sindicales a nivel nacional y ɔmover la democratización de sus estructuras, diseñando para ello, planes de registro de organizaciones ıdicales, federaciones, confederaciones y colegios profesionales, así como la promoción de un programa ıra la evaluación de los balances y las nóminas de los afiliados y afiliadas a estas organizaciones próximas ɘfectuar procesos electorales.

;arrollar un sistema de inspección del trabajo de amplia cobertura y transparente, que goce de credibilidad or ende de fuerza coercitiva, que incluya la defensa de los derechos laborales de los trabajadores en ímenes especiales de trabajo, a través de la promoción de políticas masivas de información técnica y legal a la defensa y protección de los derechos laborales de los trabajadores y trabajadoras del sector .quero, rural, niños y adolescentes trabajadores, amas de casa, trabajo doméstico y a domicilio, y otras nas de trabajo invisible; al igual que el desarrollo de planes especiales de inspección e intervención laboral ɜsos sectores.

ıporcionar efectiva celeridad a los trámites y solicitudes por conflictos colectivos de trabajo de carácter ;ional, para lo cual se pondrá en práctica un plan de respuesta inmediata de mediación, conciliación y itraje.

jorar la capacidad de gestión de la dirección general, fortaleciendo su estructura organizativa y de cionamiento de las direcciones de línea adscritas, a objeto de ampliar su cobertura gerencial y brindar un vicio eficiente y de calidad para la satisfacción de las demandas de los usuarios con absoluta justicia social.

dernizar las inspectorías del trabajo, mediante la implantación del proyecto nuevo modelo de justicia ninistrativa del trabajo, el cual tiene como finalidad acrecentar estrategias tendientes a ampliar la cobertura servicio a nivel nacional y ofrecerles a los trabajadores y trabajadoras respuestas a sus solicitudes o iciones, sobre aquellos asuntos de su competencia, de manera oportuna y eficiente, mediante el soporte de :emas automatizados e infraestructuras dignas y modernas; y aumentando la capacidad de análisis dico laboral de los funcionarios que prestan servicio para la dirección general del trabajo sus direcciones de ;as y a todas las inspectorías del trabajo y unidades de supervisión a nivel nacional, a través de la nación y actualización permanente, en un ambiente de reafirmación y recuperación de la ética y mística de ɔajo del funcionario publico.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
;ión de convenciones colectivas, reuniones vas laborales y registro de organizaciones es, confederaciones y federaciones	Convención Reunión Registro	110	1.832.248.279
nvenciones colectivas a homologar	Convención	48	
rmativas laborales a homologar	Reunión	20	
gistro Organizaciones sindicales, eraciones y confederaciones.	Registro	42	
			1.832.248.279

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

ıo	Denominación	Presupuesto 2005
	Gastos de Personal	1.120.438.155
	- Recursos Ordinarios	1.120.438.155
	Materiales y Suministros	275.028.333
	- Recursos Ordinarios	275.028.333
	Servicios no Personales	434.381.791
	- Recursos Ordinarios	219.823.296
	- Programas y Proyectos	214.558.495
	• Desarrollo del Modelo Integral "Nueva Justicia Administrativa del Trabajo"	214.558.495
	Transferencias	2.400.000
	- Recursos Ordinarios	2.400.000
	TOTAL	**1.832.248.279**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
ıl Fijo a Tiempo Completo	64	666.742.326
irectivo	12	179.760.900
·ofesional y Técnico	27	331.242.411
ersonal Administrativo	23	141.125.407
brero	2	14.613.608
	64	**666.742.326**

ACIÓN DE SUBSIDIOS (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	2.400.000
01	00	00	Transferencias Corrientes Internas	2.400.000
01	01	00	Transferencias Corrientes al Sector Privado	2.400.000
01	01	15	Subsidios a Organismos Laborales y Gremiales	2.400.000
			S1504 - Asociación de Jubilados y Pensionados del Ministerio del Trabajo	2.400.000
			- Recursos Ordinarios	2.400.000

RAMA: 03 Seguridad Social

) EJECUTORA: Oficina de Administración y Servicios

decreto sobre organización y funcionamiento de la administración pública central le otorga al Ministerio del entre sus competencias, la regulación de la seguridad social integral y previsión social en general.

a seguridad social como servicio público de carácter no lucrativo, se organiza de manera sistémica en los s de salud, previsión social, vivienda y hábitat, los cuales tienen a su cargo los regímenes prestacionales, avés de los entes que lo ejecutan, hacen efectivo el disfrute de los derechos sociales de forma universal y uidad, mediante la ampliación de la cobertura y calidad de las prestaciones, sobre la base de una bilidad financiera, sólida, unitaria y actuarial.

a Ley Orgánica del Sistema de Seguridad Social es la encargada de establecer la rectoría, organización, amiento y financiamiento de la seguridad social, lo cual se traducirá en un plan de implantación de la nueva ionalidad del sistema, desarrollado por el Ejecutivo Nacional y ejecutado por todas las organizaciones e iones directamente relacionadas con el servicio, siendo fundamental en este contexto, el fortalecimiento de canismos de corresponsabilidad entre los distintos órganos y entes involucrados, así como la participación nica de la comunidad en particular, afiliados, trabajadores, empleadores, pensionados, jubilados y aciones de la sociedad civil, en pro de la consolidación de una cultura preventiva en materia de seguridad entro del marco de competencias antes referido, el Ministerio del Trabajo ha formulado como política jica para el año 2005, garantizar una seguridad social para todos y para todas, ampliando la calidad y ra de las prestaciones. Esta política estratégica se expresa a través de cuatro políticas de carácter interno a r mediante acciones o proyectos específicos; entre estos se encuentran, en primer lugar, consolidar la lad de planificación y control estratégico de la dirección general de seguridad social, a través del imiento del Despacho del viceministro de seguridad social, el cual deberá estar orientado hacia la definición ategias y programas que sean capaces de transformar la institucionalidad actual, para que permita dar sta a los nuevos retos de la Seguridad Social, al igual que darle direccionalidad estratégica a los entes de del sistema. En este sentido, nos planteamos para el 2005, la creación de un sistema de control y ento del impacto de las políticas y de la gestión de los entes ejecutores de los regímenes prestacionales, o la constante capacitación y formación del personal humano.

ı segundo término, se plantea la promoción y organización de la participación ciudadana en la lación, desarrollo y control de la nueva institucionalidad de la seguridad social. La eficiencia de esta medida dependerá de la efectividad en la consolidación de una red de organizaciones populares, al igual que s comités controladores de la Seguridad Social.

ı tercer lugar, la comisión técnica para la transición de los regímenes de pensiones y jubilaciones entes, dirigirá y planificará la inserción de estos regímenes al nuevo sistema de la Seguridad Social, por lo ərá posible alcanzar la unidad de los mismos a través de la conjunción y análisis de aquella información ente de los regímenes de pensiones y jubilaciones del poder público nacional, estadal y municipal, para así nar el impacto fiscal, cuantía y costos de los mismos, sobre la base de los estudios de viabilidad económica ıl y financiera.

ıra garantizar la cobertura y calidad de la prestaciones de la seguridad social, el Instituto Venezolano de los s Sociales, el Instituto Nacional de Capacitación y Recreación de los Trabajadores y el Instituto Nacional de ción Salud y Seguridad Laborales, ejecutaran proyectos, por una parte, dirigidos a incorporar nuevos arios al sistema de pensiones y a la prestación de los servicios médico-asistenciales, recreación y ión de accidentes de trabajo y enfermedades profesionales, a través de la adquisición y rehabilitación de sicas, dotación de equipos de trabajo e incorporación de personal especializado en estas áreas, para la ı de las demandas de los trabajadores y trabajadoras y sus familiares.

ro aspecto de la política estratégica en materia de seguridad social, consiste en mejorar su sostenibilidad ra, para lo cual, entre las medidas previstas para la gestión del Instituto Venezolano de los Seguros s, podemos nombrar la incorporación de nuevas cotizaciones, tanto del área formal como informal de la ía, y mejorar los sistemas de recaudación, fiscalización y de cobranzas.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
s en materia de seguridad social, de higiene dad industrial	Proyecto	9	1.464.953.616
ción y programas culturales para los ores y su grupo familiar y comunidades əs	Persona atendida	736.510	23.662.810.000
n, salud y seguridad laborales	Asistencia técnica	96.477	18.233.670.527
nción y evaluaciones médicas preventivas ondiciones de trabajo	Evaluación	29.977	
əecciones de prevención de condiciones y lio ambiente de trabajo	Inspección	6.500	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
estigaciones de accidentes	Investigación	25.000	
gistro de comité de higiene y seguridad ustrial	Registro	35.000	
›s de salud y protección en contingencias y de la seguridad social	Beneficiario	9.120.387	3.653.694.329.827
›ientes atendidos	Paciente	8.306.781	
›nsiones y otras asignaciones económicas rgadas	Pensión	813.606	
			3.697.055.763.970

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

IAS

o	Denominación	Presupuesto 2005
	Gastos de Personal	895.591.297
	- Recursos Ordinarios	895.591.297
	Materiales y Suministros	509.662.319
	- Recursos Ordinarios	509.662.319
	Servicios no Personales	59.700.000
	- Recursos Ordinarios	59.700.000
	Transferencias	3.695.590.810.354
	- Recursos Ordinarios	3.531.845.115.750
	- Programas y Proyectos	3.478.464.604
	• Recuperación del Patrimonio del INCRET	1.662.810.000
	• Dotación de catorce (14) plantas generadoras de oxigeno para uso médico	287.944.982
	• Construcción de veinte (20) unidades para el servicio de hemodiálisis a ser instalados en los centros hospitalarios pertenecientes al I.V.S.S.	1.020.000.000
	• Reactivación de la red logística (rehabilitación de las proveedurías de oriente y occidente	42.236.465
	• Construcción de un sistema integrado de extracción, potabilización y almacenamiento de agua potable para consumo humano, en ocho centros hospitalarios del I.V.S.S.	231.802.630
	• Incremento de la capacidad institucional de INPSASEL de acuerdo a la normativa legal vigente en el área, respondiendo a la demanda efectiva de trabajadores y trabajadoras de la República Bolivariana de Venezuela	233.670.527
	- Otras Fuentes de Financiamiento	160.267.230.000
	TOTAL	**3.697.055.763.970**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	72	689.308.789
irectivo	11	178.886.640
'rofesional y Técnico	24	238.876.289
'ersonal Administrativo	18	114.003.935
)brero	19	157.541.925
	72	**689.308.789**

¡NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	3.695.590.810.354
01	00	00	Transferencias Corrientes Internas	3.692.346.016.277
01	02	00	Transferencias Corrientes al Sector Público	3.692.346.016.277
01	02	02	Transferencias Corrientes a los Entes Descentralizados	22.000.000.000
			A0051 - Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)	22.000.000.000
			- Recursos Ordinarios	22.000.000.000
01	02	03	Transferencias Corrientes a las Instituciones de Seguridad social	3.670.346.016.277
			A0055 - Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	3.652.112.345.750
			- Fondo de Administración (Ordinario)	582.637.200.000
			- Gastos de Funcionamiento	564.637.200.000
			- Plan Incentivo al Empleo	18.000.000.000
			- Fondo de Pensiones	3.049.475.145.750
			- Recursos Ordinarios	2.909.207.915.750
			- Otras Fuentes de Financiamiento	140.267.230.000
			- Fondo de Asistencia Médica	20.000.000.000
			- Convenio de Cooperación (Otras Fuentes de Financiamiento)	20.000.000.000
			A0176 - Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	18.233.670.527
			- Recursos Ordinarios	18.000.000.000
			- Programas y Proyectos	233.670.527
			• Incremento de la capacidad institucional de INPSASEL de acuerdo a la normativa legal vigente en el área, respondiendo a la demanda efectiva de trabajadores y trabajadoras de la República Bolivariana de Venezuela.	233.670.527

NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
olívares)

Se	Es	SE	Denominación	Presupuesto 2005
)2	00	00	Transferencias de Capital Internas	3.244.794.077
)2	02	00	Transferencias de Capital al Sector Público	3.244.794.077
)2	02	02	Transferencias de Capital a los Entes Descentralizados	1.662.810.000
			A0051 - Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)	1.662.810.000
			- Programas y Proyectos	1.662.810.000
			• Recuperación del Patrimonio del INCRET	1.662.810.000
02	02	03	Transferencias de Capital a Instituciones de Seguridad Social	1.581.984.077
			A0055 - Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	1.581.984.077
			- Fondo de Asistencia Médica	1.581.984.077
			- Programas y Proyectos	1.581.984.077
			• Dotación de catorce (14) plantas generadoras de oxígeno para uso médico	287.944.982
			• Construcción de veinte (20) unidades para el servicio de hemodiálisis a ser instalados en los centros hospitalarios pertenecientes al I.V.S.S.	1.020.000.000
			• Reactivación de la red logística (rehabilitación de las proveedurías de oriente y occidente)	42.236.465
			• Construcción de un sistema integrado de extracción, potabilización y almacenamiento de agua potable para consumo humano, en ocho centros hospitalarios del I.V.S.S.	231.802.630

¡RAMA: 04 Empleo

) EJECUTORA: Oficina de Administración y Servicios

ı tendencia positiva que presentan los indicadores económicos, sociales y políticos al cierre del 2004, los pasos en firme que viene dando el gobierno nacional en la dirección estratégica de construcción de un de desarrollo endógeno, centrado en la producción diversificada de bienes y servicios, garantizando la n socio productiva de nuestra fuerza de trabajo, asegurándole ingresos dignos que fortalezcan la calidad de conjunto de la población venezolana.

ı esa dirección se enmarca el lineamiento estratégico del Ministerio del Trabajo que encuadra las políticas, ıas y proyectos en materia de empleo como centro y eje articulador del desarrollo social, económico y , esto significa que a partir del 2005, las políticas de empleo adquieren rango de política de Estado, ıdas jurídicamente en la Ley del Régimen Prestacional de Empleo como instrumento sectorial sustantivo :vo Sistema de Seguridad Social, lo cual contribuirá a fortalecer tres directrices programáticas: La red ıl de agencias de empleo y desarrollo socio productivo la cual presta servicios de capacitación, orientación e diación socio laboral a los sectores productivos; el observatorio del mercado de trabajo como instrumento stigación, seguimiento y análisis permanente del mercado laboral nacional y de los países de la Sub-región, :cución de proyectos de atención directa a los sectores de mayor exclusión socio laboral, tales como, , mujeres jefas de hogar, empleadas domésticas y población con alguna discapacidad.

. dirección general de empleo orientará el plan operativo institucional 2005 en los siguientes aspectos: ır y mantener el diálogo social para la diversificación de la economía generadora de empleos estables y miento de las fuentes de empleo, apoyando las asociaciones comunitarias de la economía social, y en este se propone mantener el funcionamiento de las mesas de diálogo del sector productivo con la participación y protagónica de los actores sociales, fomentar el financiamiento mediante aporte y créditos a la pequeña y a industria y otras organizaciones comunitarias socio-productiva.

ı el aspecto referido a la protección de los derechos laborales de los trabajadores, la dirección general de se ha planteado garantizar servicios integrales de intermediación, contratación, orientación e información a los sectores productivos.

ır lo tanto, se modernizará el servicio nacional y la red de agencias de empleo, mediante la implantación de 'o modelo integral del servicio, que permita la promoción al desarrollo socio-productivo para ir adecuando la ɔnalidad actual a los nuevos requerimientos emanados de la Ley Orgánica del Sistema de Seguridad Social oyecto de Ley del Régimen Prestacional de Empleo.

tas políticas internas de la dirección general de empleo, están sustentadas a su vez en proyectos y s en las áreas de investigación del mercado de trabajo, para conocer su comportamiento, evolución y ia en los distintos ámbitos y direcciones, el fortalecimiento de los servicios de orientación socio-laboral y 'oductivo, el servicio de análisis ocupacional y el servicio migraciones laborales.

ır último, se continuará el en año 2005 trabajando en el logro del equilibrio internacional del plan desarrollo ico y social, a través de la ejecución, seguimiento y evaluación de los acuerdos establecidos a nivel ional y nacional en materia laboral y de empleo.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ıar con los actores sociales; fomentar el miento a las asociaciones de la economía transformar el servicio de intermediación y ones laborales; dar atención formal y ción socio laboral y producción a la ón.	Coordinación	1.770.228	7.222.967.336
ención, formación y orientación socio laboral ocio productiva a migrantes.	Migrante	5.000	
nento al financiamiento de las Asociaciones la economía social y solidaria.	Empleo Generado	25.000	
mación y capacitación de la población luida, mediante la red de organizaciones de acitación socio productiva del sector lico y privado	Beneficiario	1.200.000	
ermediación socio laboral	Beneficiario	360.000	
entación socio productiva	Beneficiario	180.000	
noción y mantenimiento de las mesas liálogo social	Beneficiario	228	
			7.222.967.336

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

AS

o	Denominación	Presupuesto 2005
	Gastos de Personal	4.730.855.263
	- Recursos Ordinarios	4.730.855.263
	Materiales y Suministros	2.181.199.703
	- Recursos Ordinarios	2.181.199.703
	Servicios no Personales	310.912.370
	- Recursos Ordinarios	310.912.370
	TOTAL	**7.222.967.336**

;IFICACIÓN DEL PERSONAL POR TIPO DE CARGO
;olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
l Fijo a Tiempo Completo	316	2.938.148.635
rectivo	5	82.156.716
ofesional y Técnico	170	1.814.135.085
ersonal Administrativo	124	897.807.836
brero	17	144.048.998
	316	**2.938.148.635**

;RAMA: 05 Defensa de los trabajadores

D EJECUTORA: Oficina de Administración y Servicios

dirección general de procuraduría de trabajadores, continuará para el año 2005, trabajando en el logro de etivos de los equilibrios económico, social, político, territorial e internacional contenidos en el plan de ıllo económico y social de la nación, enmarcado básicamente en la mejora de la distribución del ingreso y la , través de la ejecución, seguimiento y evaluación de las políticas diseñadas en el plan operativo anual ional.

objetivo de la dirección general de procuraduría de trabajadores, va dirigido a atender la totalidad de los dores y trabajadoras excluidos de la defensa laboral, que requieran asistencia y defensa gratuita por vía strativa y judicial, es por esto que dicha unidad se ha propuesto dentro de sus metas, incrementar el número arios atendidos, aumentar la prestación de asesoría a organizaciones y trabajadores de forma directa y ncrementar el monto recuperado por concepto de prestaciones sociales.

este mismo orden de ideas, la procuraduría nacional de trabajadores se plantea fortalecer las procuradurías ıles, a través de la capacitación de sus funcionarios, la creación de nuevos cargos y nuevas sedes, así l equipamiento tecnológico y la promoción de este servicio.

r otro lado, la dirección general de procuraduría de trabajadores se fortalecerá institucionalmente dentro del del proyecto nuevo modelo de justicia administrativa del trabajo, que busca ampliar la cobertura de los os, dando respuestas a las solicitudes o peticiones de manera oportuna, eficiente y transparente.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
n, defensa de trabajadores y prestaciones ; recuperadas vía administrativa y judicial	Juicio atendido	305.400	9.304.399.920
ıparos constitucionales	Amparo	1.600	
cios de estabilidad tramitados	Juicio	18.100	
cios por accidentes laborales tramitados	Juicio	3.100	
cios por cobro de prestaciones tramitados	Juicio	20.000	
ɜstaciones sociales recuperadas a los ıarios en vía administrativa y vía judicial.	Usuario	92.000	
ɔcedimiento sala de fuero	Procedimiento	30.000	
ɔcedimiento sala de reclamo	Procedimiento	20.000	
cursos de nulidad tramitados	Tramite	600	
uarios atendidos	Usuario	120.000	
			9.304.399.920

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS ıo	Denominación	Presupuesto 2005
	Gastos de Personal	6.842.939.984
	- Recursos Ordinarios	6.842.939.984
	Materiales y Suministros	1.967.542.754
	- Recursos Ordinarios	1.967.542.754
	Servicios no Personales	493.917.182
	- Recursos Ordinarios	493.917.182
	TOTAL	**9.304.399.920**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	439	4.054.188.667
›irectivo	3	52.222.140
'rofesional y Técnico	254	2.850.914.185
'ersonal Administrativo	151	941.836.689
)brero	31	209.215.653
	439	**4.054.188.667**

;RAMA: 06 Supervisión e Inspección del Trabajo

D EJECUTORA: Oficina de Administración y Servicios

programa Supervisión e Inspección del Trabajo, se desarrollará a través de las Inspectorías del Trabajo ɩs a las Coordinaciones de Zona, estas unidades operativas tienen como finalidad garantizar en el ámbito ɹrisdicción local, el cumplimiento por parte de los patronos de las disposiciones establecidas en la LOT y la 'MAT, mediante la regulación y control de las relaciones laborales y la inspección de las condiciones de en atención a las demandas y necesidades de los trabajadores y trabajadoras. Todo ello conlleva a ır la justicia social esperada y enmarcada dentro de las líneas generales del plan de desarrollo económico y e la nación. A tal efecto, este programa a través de sus unidades administrativas desconcentradas a nivel ıl cumplirán los siguientes objetivos:

ɔmover y facilitar la constitución y registro de las organizaciones representativas de los trabajadores y ronos en el ámbito local.

mentar la cobertura de la inspección del trabajo, para verificar y controlar el cumplimento de la normativa oral en los centros de trabajo.

ɔmover y facilitar la negociación colectiva de las condiciones de trabajo en el ámbito regional.

ɜrvenir, a través de la mediación y conciliación, en los reclamos por violación a los derechos laborales ɜctivos de los usuarios demandantes.

ndar la atención necesaria, oportuna y eficiente para garantizar el disfrute y ejercicio de los derechos ɔrales individuales de los usuarios demandantes.

ndar la atención necesaria, oportuna y eficiente para tramitar las solicitudes de validación y registros de :umentos administrativos y otorgamiento de permisos laborales.

ra el logro de los objetivos antes referidos, se propone la modernización de las Inspectorías del trabajo, e la implantación del proyecto nuevo modelo de justicia administrativa del trabajo, el cual tiene como l acrecentar estrategias tendientes a ampliar la cobertura del servicio a nivel nacional y ofrecerles a los ores y trabajadoras respuestas a sus solicitudes o peticiones, sobre aquellos asuntos de su competencia, era oportuna y eficiente, mediante el soporte de sistemas automatizados e infraestructuras dignas y ɜs.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ón, atención a trabajadores, y ıciones sindicales locales.	Visita usuario	178.278	23.652.581.020
:iones colectivas a homologar (Regionales)	Convención	752	
ıl de trabajadores atendidos	usuarios	126.968	
de organizaciones sindicales, ɔnes y confederaciones (regionales)	Registro	558	
e inspección	Visita	50.000	
			23.652.581.020

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

IO	Denominación	Presupuesto 2005
	Gastos de Personal	21.311.206.641
	- Recursos Ordinarios	21.311.206.641
	Materiales y Suministros	1.188.534.025
	- Recursos Ordinarios	1.188.534.025
	Servicios no Personales	1.152.840.354
	- Recursos Ordinarios	1.152.840.354
	TOTAL	**23.652.581.020**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
ıl Fijo a Tiempo Completo	1.232	10.567.928.448
ectivo	13	219.585.444
›fesional y Técnico	516	6.758.672.535
rsonal Administrativo	550	2.535.473.166
rero	153	1.054.197.303
ıl Fijo a Tiempo Parcial	11	34.993.265
	1.243	**10.602.921.713**

16. Ministerio de Energía y Minas

STERIO DE ENERGIA Y MINAS

'ICA PRESUPUESTARIA PARA EL AÑO 2005

Ministerio de Energía y Minas orientará dentro de los más amplios criterios de austeridad y racionalización to, su política presupuestaria en los subsectores Hidrocarburos, Minas y Energía, así como en las áreas de con la finalidad de ejecutar los planes y objetivos propuestos, que permitan el cumplimiento de las metas de ənto y desarrollo económico del país. Este presupuesto contempla el nuevo salario mínimo y el ajuste del or Decretados por el Ejecutivo Nacional en el año 2004, la prima de profesionalización, el costo del cesta as compensaciones por eficiencia y productividad, entre otros; además prevé los aportes a organismos :ionales, tales como la Organización Latinoamericana de Energía (OLADE), Conferencia de Comercio y ıllo de la Naciones Unidas (UNCTAD), etc., incluye además las transferencias a los entes descentralizados s empresariales entre los cuales se incluye la Fundación para el Desarrollo del Servicio Eléctrico cuya ión de recursos, es a través de la Ley Paraguas y los recursos a transferir a las empresas del sector).

; lineamientos generales de política para el ejercicio fiscal año 2005, se detallan a continuación:

BSECTOR HIDROCARBUROS:

acuerdo con la Ley Orgánica de Hidrocarburos, la Ley de Hidrocarburos Gaseosos y sus reglamentos y lel marco de la política macroeconómica es competencia de las unidades ejecutoras involucradas en este or, la definición de lineamientos que contribuyan a la realización exitosa del plan país, donde se promueva rmación de cadenas productivas en el área de hidrocarburos, así mismo, la determinación y seguimiento de amientos de política relacionados con el desenvolvimiento de todas las actividades vinculadas con el llo y aprovechamiento de los recursos de hidrocarburos existentes en el país, y en particular los referentes ustria petrolera, gasífera y petroquímica nacional incorporando al sector de servicios para-petrolero a la productiva de hidrocarburos. Estas actividades continuarán fundamentándose en una serie de principios aplicables tanto en el ámbito nacional como internacional, dictada por el Ejecutivo Nacional, para lo cual se án las siguientes acciones:

ıentar e impulsar la formación y expansión del capital nacional tanto con empresas nacionales como nacionales por intermedio de alianzas comerciales de índole estratégico, incluyendo nuevas tecnologías y ıación de recursos humanos, en el sector de suministro de bienes y servicios a la industria petrolera, oquímica y del gas.

ısificar e incrementar las actividades de la industria del gas, mediante la siguiente orientación:

Explorar y desarrollar reservas de gas libre en tierra, en el lago de Maracaibo costa afuera.

Ampliar los sistemas de transmisión de gas con la participación del sector Privado.

Promover proyectos de industrialización del gas para transformarlo en productos químicos de alto valor.

nover políticas para el mejoramiento y control de la distribución en el mercado interno de los hidrocarburos s derivados.

nover el Proyecto para el Estudio y Control de la Calidad de la Gasolina y lubricantes en el Mercado no, ya que los procedimientos realizados actualmente en relación al control de calidad está determinado iante las inspecciones realizadas a las estaciones de servicio, a las verificaciones volumétricas de cántaras as mediciones de agua y/o sedimentos en tanques de almacenamiento de combustible.

a garantizar la calidad de la gasolina que se suministra en el Mercado Interno, se requieren de 9 equipos ı tecnología para la realización de pruebas de calidad de combustibles y 9 vehículos aptos para el traslado ; equipos, proceso establecido según Gaceta Oficial de la República Bolivariana de Venezuela N° 37.076 13 de noviembre de 2000.

n competencias establecidas al Ministerio de Energía y Minas, la formulación, regulación y seguimiento de ticas y la planificación, realización y fiscalización de las actividades en materia de hidrocarburos, lo cual nde lo relativo al desarrollo conservación, aprovechamiento y control de dichos recursos, así como el de mercados, el análisis y fijación de precios de los hidrocarburos y de sus productos. En tal sentido, el io de Energía y Minas es el órgano nacional competente en todo lo relacionado con la administración, de ocarburos, y en consecuencia tiene la facultad de inspeccionar los trabajos y actividades inherentes a los , así como las de fiscalizar las operaciones que causen los impuestos, tasas o contribuciones establecidos r las contabilidades respectivas.

Ministerio de Energía y Minas realizará la función de planificación, en concordancia con el Plan Nacional de llo. Para lo cual, el Ejecutivo Nacional proveerá los recursos necesarios conforme a las normas legales ntes.

realizarán informes de avances con el fin de proporcionar información a la Dirección de Mercado Interno de la calidad de la gasolina. Igualmente se efectuarán visitas e inspecciones a las Estaciones de Servicios, in de controlar la calidad de la gasolina y los lubricantes, para poder de esta manera minimizar cualquier denuncia con respecto a la baja calidad en los productos derivados de hidrocarburos.

objetivo de este proyecto es el de garantizar la calidad de la gasolina y lubricantes que se suministran en el o Interno, para normalizar y formalizar los procesos de acreditación, homologación y certificación del iento de las normas que rige la materia.

inspección en las estaciones de servicios se realiza mediante la verificación del volumen de gasolina en la cántara.

como también el nivel de agua y/o sedimentos en los tanques lo cual se realiza introduciendo la vara de ubierta con la pasta detectora de agua por la boca de aforo o llenado de éstos.

n este procedimiento se verifica que:

os los surtidores de gasolina se encuentren dentro del límite de tolerancia permitida del + 1% del volumen a cántara.

tanques de almacenamiento de gasolina no rebasen los niveles permitidos de agua y/o sedimentos de 5 permitido.

contaminación de las gasolinas puede causar daños al parque automotor y aumentar la contaminación iental.

yecto de Auditoria de Seguridad de las instalaciones de hidrocarburos y de los Transportes que manejan productos derivados de Hidrocarburos (líquidos, gaseosos, solventes, asfaltos y lubricantes).

efectuarán visitas para generar diagnósticos sobre la situación de seguridad en las instalaciones de buros y en el Sector Transporte de Hidrocarburos, al igual que en talleres y Estaciones de Servicios los a la capacitación de los inspectores regionales existentes en el país. Todo esto con el Objetivo de as causas de accidentes laborales, identificar los riesgos que existen en las instalaciones de hidrocarburos tizar que la actividad de distribución de Hidrocarburos por vía terrestre se desarrolle dentro de niveles de seguridad.

re las situaciones de seguridad que se pretenden minimizar, están las fugas de sustancias peligrosas, que yen unos de los accidentes más frecuentes en las instalaciones químicas del proceso y que generan daños anto a los propios equipos como a las personas expuestas.

fugas de sustancias tóxicas volátiles se difunden en el medio ambiente afectando a personas que incluso entran fuera de las instalaciones. Por otra parte, las fugas en la fase líquida, si no existen medios de control contaminar a través de la red general de desagüe al suelo y causes fluviales.

importancia de las auditorias se basa en revisar detalladamente los procesos para determinar si las les y sus resultados son efectivos y no causan daños u otras pérdidas en las instalaciones de rburos y a sus alrededores.

ın Nacional de Asfaltado y Mantenimiento de vías Principales.

efectuarán una serie de visitas a las diferentes Gobernaciones, Alcaldías y empresas para poder así ır con ellos todo lo relacionado con el asfalto, como lo establece la Resolución Nº 193 y 144 de fecha 12 de e 2004, conjunta de los Ministerios de Infraestructura y Energía y Minas.

esta resolución en su Artículo 1, se ordena la Ejecución del Plan Nacional de Asfalto, dirigido a la ıtación, rehabilitación y mantenimiento de las vías terrestre, bajo la responsabilidad de las Alcaldías, aciones, así como las previstas en los proyectos del Ministerio de Infraestructura, las cuales se ejecutarán te políticas de suministro y de comercialización de productos asfálticos a cargos del Ministerio de Energía y la supervisión, control y ejecución de las obras a cargo del Ministerio de Infraestructura.

su Artículo 2, se designan responsables de la coordinación general de la ejecución del Plan Nacional de a la Dirección de Mercado Interno, del Ministerio de Energía y Minas y a la Dirección General del Cuerpo nieros del Ministerio de Infraestructura.

su Artículo 3, Petróleos de Venezuela, S.A., suministrará y garantizará la entrega de los productos ›s requeridos para la ejecución del Plan Nacional de Asfalto bajo la coordinación del Ministerio de Energía y

ejecución de este Plan de Proyectos permitirá el asfaltado de 848 kilómetros de vialidad y generará unos mpleos directos, 8.488 empleos indirectos y beneficiará a unos 5,2 millones de personas.

objetivo es lograr que las Gobernaciones y Alcaldías puedan comprar el asfalto directamente a la Industria a Nacional, eliminando el intermediario, para de esta manera reducir costos.

ın de Participación en la Subcomisión para fraude Aduanero. Seniat- Capítulo Cumaná.

realizarán talleres técnico-legales de instrucción a los miembros de la Subcomisión del Seniat, con el objeto capacitar y dotar a los funcionarios participantes de las herramientas legales y técnicas que le permitan izar en forma debida los procedimientos aduaneros relacionados con los hidrocarburos.

ın para el Seguimiento, Control y Actualización del Marco de regulación económico que rige el mercado de na.

estudiarán y actualizarán los precios de los distintos productos del sector, también se establecerá un ema de contabilidad regulatorio, y de igual manera, se verificarán los volúmenes de producción con ımos nacionales con sus respectivos informes. Todo esto con el objeto de realizar un control de las políticas lementadas para la regulación del sector de la parafina, y por otra parte realizar la actualización de los genes de comercialización para establecer los precios del período.

n de Revisión, Actualización y Elaboración de Normas, Reglamentos y Resoluciones.

diseña con la finalidad de generar un instrumento que contenga lo relacionado con los aspectos técnicos ıalizados en materia de seguridad, higiene y ambiente, que optimicen la regulación y control en las alaciones destinadas al Mercado Interno.

objetivo, es reglamentar y normar dentro del Marco de la Ley Orgánica de Hidrocarburos, creando el › de normas modernas que faculten y optimicen el cumplimiento de las funciones de fiscalización de las des de instalación, almacenamiento, manejo y distribución de los productos derivados de Hidrocarburos, gure que los actores que intervengan las referidas actividades cumplan con el marco de consideraciones ;, ambientales y de seguridad e higiene acorde con las necesidades actuales.

ıgrama para dar apoyo a la pesca artesanal.

instrucciones del ciudadano Ministro de Energía y Minas se está trabajando en el programa para dar ı la Pesca Artesanal, a través de algún mecanismo que facilite la compra de combustible a usar en aciones para lo cual se evaluará la construcción de mini expendios de combustibles y lubricantes en ; sitios de la Isla de Margarita donde se concentre un número relevante de pescadores.

objetivo de este proyecto es el de potenciar la Políticas del Ejecutivo Nacional de carácter social en lo al mercado interno de los productos derivados de hidrocarburos y al mismo tiempo dar apoyo a la pesca al para que hagan un uso eficiente del combustible.

ticipar en el diseño de un sistema de información estadístico de los factores que intervienen en el mercado os derivados de hidrocarburos en Venezuela, ya que una de las debilidades más importantes que presenta ›irección de Mercado Interno, es la inexistencia de una fuente confiable de información.

ra llevar a cabo este proceso, se solicitó a la Dirección de Informática del Ministerio de Energía y Minas, el ıecesario para crear una base de datos que incluya la información necesaria. Este apoyo se ha visto ado ya que se creó la base de datos de las Estaciones de Servicio.

:a base de datos permite conocer de forma inmediata aspectos importantes como: mayoristas, dirección, 's, N° de tanques de almacenamiento, tipos de productos que vende, tipo de surtidores, inspecciones, auditorias entre otras, de las diferentes instalaciones de hidrocarburos, estaciones de servicio, plantas de distribuidores de GLP, plantas de reparación de cilindros de GLP, talleres de reparación de cilindros, ·tistas de hidrocarburos y el área legal para el control de los casos.

›bjetivo de este proyecto, es el de organizar en forma eficiente los insumos estadísticos para la creación de ;e de datos y el control legal de las instalaciones, empresas de transportes y unidades de transportes de ·buros, para lo cual es necesario:

lizar y aprobar los programas exploratorios y de reservas sometidas, para dar cumplimiento a las normas, liante el seguimiento periódico de la actividad desarrollada, en las áreas geográficas al norte de Monagas aguaramal- Furrial- Tácata, etc.), Golfo de Paria Este y Oeste, tendentes a localizar estructuras ;pectivas de hidrocarburos.

ıtinuar la formulación y evaluación de los lineamientos de política a las industrias petrolera, gasífera y oquímica nacional, fortaleciendo la capacidad supervisora del Ministerio.

ıtinuar la evaluación y seguimiento de los proyectos contenidos en los Convenios de Asociación para la oración a riesgo de nuevas áreas y la producción de hidrocarburos bajo el esquema de ganancias ıpartidas.

ıdiar y aprobar las reservas probadas de hidrocarburos, que garanticen la ejecución de los programas de lucción en el corto, mediano y largo plazo.

lizar y aprobar los programas exploratorios, así como su cumplimiento, tendentes a localizar estructuras ;pectivas de hidrocarburos, sobre todo en crudos livianos y medianos.

minar, aprobar y determinar las nuevas áreas geográficas a empresas operadoras.

alizar, supervisar y determinar las áreas otorgadas que no estuviesen en explotación para el cálculo del ıesto superficial.

;eguir el control y seguimiento de las diversas actividades de la industria petrolera, orientadas a mantener ıivel de potencial petrolero, cónsono con los requerimientos del país y con los acuerdos de la Organización ›aíses Exportadores de Petróleo (OPEP).

tinuar el seguimiento de los programas de recuperación suplementaria de hidrocarburos, en virtud de que 's constituyen el medio más económico y seguro para incrementar las reservas recuperables de ›carburos y el potencial de producción.

alizar y supervisar los volúmenes de hidrocarburos producidos en los yacimientos y los derivados ;umidos en el país, los cuales servirán de base para el cálculo de los impuestos de explotación, transporte nsumo, previstos en la Ley de Hidrocarburos.

s inspecciones técnicas de hidrocarburos tienen como prioridad elaborar, dentro de su ámbito de acción, s pormenorizados sobre las áreas otorgadas que no estuvieren en explotación; la perforación exploratoria, arrollo, la explotación eficiente de los yacimientos, con el objeto de que, con el aprovechamiento del se optimicen, los usos de estos hidrocarburos tanto en el mercado interno como de exportación.

imismo, llevar una contabilidad diaria de los volúmenes producidos, almacenados, refinados, exportados y iidos en el mercado interno, a los efectos de darle cumplimiento a lo establecido en las leyes y reglamentos es al cobro del impuesto superficial de áreas no sometidas a explotación, al cobro de impuesto de ción de los hidrocarburos producidos y del impuesto al consumo de los productos utilizados en el mercado para lo cual se requiere:

ıtinuar la fiscalización de los volúmenes de hidrocarburos exportados, los cuales servirán de base para el :ulo del impuesto sobre la renta.

ıtinuar la fiscalización de los volúmenes de hidrocarburos producidos, los cuales servirán de base para el :ulo de la regalía.

:alizar los volúmenes de orimulsión producidos y exportados.

ıtener el control y seguimiento de los convenios operativos.

ıtener el control y seguimiento de los campos inactivos para su reactivación.

ıtinuar el análisis y seguimiento de las diversas actividades de las industrias de refinación y petroquímica en áreas operacionales, financieras, ambientales y de racionalización del consumo energético, a objeto de uar el grado en que se adecuan sus estrategias, programas y metas a las políticas establecidas.

seguir con la evaluación de políticas y el análisis de los aspectos técnicos y económicos en el ámbito onal e internacional, que determinan el desarrollo de las industrias de refinación y petroquímica.

lerar el proceso de la industrialización de los hidrocarburos para contribuir con la estrategia nacional de /ertir este subsector en el soporte fundamental para el avance industrial y tecnológico del país. A tal :to, se analizará y emitirá opinión acerca de los proyectos y planes que adelanta la industria en materia de ıación, petroquímica y procesamiento del gas natural. Asimismo, se mantendrá el seguimiento de la :ión de las empresas industrializadoras de los productos refinados y se evaluarán los factores ırminantes de la participación de esos productos en la actividad química y petroquímica.

tinuar la supervisión y control de los programas de suministro de las dietas de petróleo y otros insumos a :esarse en las refinerías nacionales y en la Refinería Isla de Curazao, así como de los productos obtenidos, de abastecer el mercado interno y cumplir con los compromisos de exportación.

tener el seguimiento, análisis y evaluación de las variables petroleras económicas y monetarias, a los fines elaborar estudios básicos para la estimación del ingreso por concepto de exportaciones petroleras, así o la distribución de estos ingresos entre el fisco nacional y la industria petrolera. El objeto es contribuir a la ı de decisiones con relación a la elaboración del presupuesto de la nación y los planes de expansión de la stria petrolera, entre otros.

tinuar con el seguimiento y análisis permanente del comportamiento de los precios petroleros en el :ado internacional, a fin de hacer los estudios que permitan dar recomendaciones sobre niveles y políticas jeto de mantener competitivos los crudos y productos venezolanos en el mercado internacional.

lizar análisis y estudios a corto, mediano y largo plazo de las variables que conforman el balance petrolero dial, los cuales permiten evaluar continuamente la situación del mercado petrolero mundial, de la OPEP y 'enezuela en ese contexto.

orar estudios sobre el comportamiento y perspectivas de la economía mundial a corto, mediano y largo ɔ como base para realizar estimaciones del comportamiento de la demanda petrolera mundial.

tuar estudios y recomendaciones de políticas de producción y precios del petróleo, a ser propuestas ante

)rganización de Países Exportadores de Petróleo (OPEP).

:tuar el análisis de los mercados potenciales, estrategias y políticas de comercialización de los ocarburos venezolanos.

luar los planes de inversión y de operación de la industria petrolera y petroquímica nacional.

ıtinuar con la evaluación periódica de los acuerdos internacionales de cooperación en materia energética y articipación activa de Venezuela en el seno de los mismos, tales como: Acuerdo de San José, Grupo de Tres, Organización Latinoamericana de Energía (OLADE), Grupo Informal de Países Latinoamericanos y Caribe (GLIPLACEP), entre otros.

)orar las estadísticas oficiales del sector hidrocarburos.

ırdinar y elaborar el Anuario Petróleo y Otros Datos Estadísticos (PODE).

:er seguimiento al convenio de cooperación con el Ministerio de Energía de Colombia, con el fin de controlar entemente el comercio de combustible en las zonas fronterizas.

ntinuando con el proceso de transformación del Sector de Hidrocarburos, para el ejercicio fiscal del año en función de los ingresos del Estado, el Ministerio de Energía y Minas debe lograr maximizar los os y la participación nacional en el aprovechamiento de los recursos petroleros. En función de este ɔ debe ejercer la inspección y fiscalización de las empresas petroleras estatales y sus filiales, los convenios os, las asociaciones estratégicas y la exploración a riesgo, las licenciatarias de gas, etc., esto hace io aumentar el personal técnico de las Inspecciones Técnicas Regionales de Hidrocarburos: las de ıa, Barinas, Maracaibo y Maturín, que estarán en las áreas bajo su jurisdicción para lograr llevar la idad diaria de los hidrocarburos producidos, almacenados, refinados y consumidos, y también hacer los ; técnicos con el fin de dar cumplimiento a lo establecido en Leyes y reglamentos en lo referente al cobro galía, los impuestos y dividendos.

hace necesario adquirir profesionales para reforzar las distintas Direcciones que elaboran políticas y hacen ento a los Proyectos y Convenios Internacionales, quienes deben ser técnicos especializados y que ı a profesionales para formar parte de la planta técnica de este organismo, con el fin de darle continuidad líticas elaboradas por el Ministerio.

ISECTOR MINAS:

; lineamientos de política del sector minero para el año 2005, se encuentran enmarcados dentro de la : Estratégica "Reactivación y Fortalecimiento del Sector Minero" y las Líneas Generales del Plan de llo Económico y Social de la Nación 2001-2007.

os lineamientos de política comprenden fundamentalmente los siguientes aspectos:

UILIBRIO ECONOMICO

sarrollar la economía productiva, aprovechando racional y organizadamente los recursos minerales, e el uso eficiente de todos los recursos disponibles; que permita hacer rentable y competitiva la actividad reconociendo e internalizando los costos ambientales, promoviendo el desarrollo de las cadenas vas e integrando otras actividades económicas, para mejorar el bienestar humano.

UILIBRIO SOCIAL

anzar la justicia Social, mediante la distribución equitativa de los costos y beneficios de la actividad minera, ıermita el mejoramiento en el tiempo y el espacio, de la calidad de vida de los mineros y sus comunidades con la dignidad humana, garantizando que el agotamiento de los recursos minerales no afecte las iones futuras, mediante la sustitución de éstos por recursos naturales renovables.

ɩUILIBRIO AMBIENTAL.

nservar el medio ambiente, tratando de lograr un desarrollo minero ambientalmente sustentable, mediante ıción de tecnologías adecuadas, minimizando los daños ambientales y actuando con prudencia cuando los ıs sean desconocidos o inciertos, reduciendo desechos y recuperando las áreas degradadas por :iones mineras.

ɩUILIBRIO POLITICO

nstruir la Democracia Bolivariana y lograr la participación ciudadana organizada en la toma de decisiones y s dentro del desarrollo minero, elevando la conciencia política y facilitando la mejor comprensión del ı de cambio, estimulando la cooperación con el fin de generar confianza y fortalecer los valores comunes, le un marco jurídico transparente que genere certidumbre y seguridad.

!UILIBRIO TERRITORIAL

upar y consolidar el territorio, para la consolidación del asentamiento territorial permanente en las áreas ; y su entorno, mediante el mejoramiento de la infraestructura física y social, que conlleve a un adecuado : calidad de vida del minero y su entorno, y en las zonas fronterizas donde exista el recurso, lograr el) de la soberanía nacional.

·UILIBRIO INTERNACIONAL

·talecer la soberanía nacional y promover el mundo multipolar, para lograr la diversificación de la oferta ɔle de los recursos minerales y sus derivados con un alto valor agregado, identificando y participando en mercados a través del fortalecimiento de las capacidades económicas y comerciales nacionales, para una posición relevante en los mercados internacionales.

3SECTOR ENERGIA:

·responde al Despacho del Viceministro de Energía: formular, ejecutar, seguir y tutelar la Política ica Integral del país, así como su armonización con la estrategia económica global, orientada a ar y potenciar el Sistema Energético Nacional para contribuir al desarrollo sostenido del país y sus es. Por otra parte, velar porque el flujo de la energía sea suficiente, oportuno y de calidad, bajo una :ión racional con el mínimo impacto ambiental.

e Despacho diseña, formula, desarrolla y aplica políticas, lineamientos, leyes, normas, reglamentos, ɔnes, planes, pliegos tarifarios e investigaciones relacionadas con el sector Energético, conduciendo a la ción en el uso de los recursos energéticos y en la gestión económica - financiera de los mismos, al igual ɘgulación y supervisión normativa del servicio eléctrico nacional, su plan de expansión y modernización, y ción de métodos de asignación óptima de recursos.

Sector Energía en coordinación con la Comisión Nacional de Energía (CNEE) y el Centro Nacional de (CNG), orientará su política de gastos a:

Analizar y diseñar las políticas a ser utilizadas en la regulación del sector eléctrico donde se incluyen aspectos que equilibren los deberes y derechos de los usuarios.

Coordinar y participar en estudios tarifarios del sector eléctrico y recomendar medidas para mejorar la calidad del servicio eléctrico.

Supervisar las acciones de fiscalización y control del servicio eléctrico nacional, desarrolladas por la CNEE.

Elaborar reglamentos, normas de calidad y de fiscalización, en las áreas de generación y transmisión.

Adecuar al Ministerio de Energía y Minas para el control de Calidad del Servicio Eléctrico.

Divulgar las normas y reglamentos que rigen el Servicio Eléctrico.

Otorgar concesiones en el área de distribución a las empresas eléctricas dentro del área de servicio exclusivo.

Realizar audiencias públicas para la discusión de temas relacionados al Servicio Eléctrico.

Promover e incentivar el desarrollo de las Empresas del sector, así como, controlar la gestión de las empresas públicas adscritas al MEM.

Realizar estudios y monitorear la problemática de interacción entre el desarrollo energético y los impactos sobre el medio ambiente, así como la participación en negociaciones internacionales.

Planificar proyectos y acciones que optimicen el uso de las fuentes energéticas.

Realizar estudios en materia de los impresos sobre el medio ambiente debido al desarrollo energético y monitorear la problemática en la interacción de los mismos.

Atender permanentemente a los organismos internacionales relacionados al área energética.

Incorporar a las zonas desasistidas del país y a su población al flujo energético, promocionando el uso de fuentes energéticas no convencionales y con tecnología de bajo impacto ambiental.

Asistir y promover eventos con entes de carácter internacional relacionados con el desarrollo y aprovechamiento de las distintas fuentes energéticas.

Proporcionar servicios e inspecciones de seguridad radiológica a las instituciones que lo requieran.

Prestar servicios de dosimetría personal, evaluación de la calidad y eficiencia en el uso de unidades (equipos y fuentes) generadores de radiaciones ionizantes.

Canalizar a través de organismos internacionales la formación y el adiestramiento del recurso humano que labora en el sector.

Identificar las necesidades de cooperación técnica internacional para la formulación de proyectos, para su financiamiento y así evaluar el desarrollo y logros alcanzados por los mismos.

Asesorar al Ejecutivo Nacional en la participación de tratados, convenios y acuerdos internacionales en materia energética.

Contribuir con el Ejecutivo Nacional en la fijación, seguimiento y control de planes, políticas, normas y procedimientos relativos al desarrollo de la actividad nuclear en el país, en concordancia con los Planes Nacionales de Desarrollo.

Participar en la investigación, aplicación, evaluación de recursos materiales y divulgación de actividades orientadas al uso pacífico y seguro de la energía nuclear.

Elaborar normas y regulaciones para el control de la adquisición, transporte, almacenamiento, uso y transferencia de equipos y materiales radiactivos, así como la disposición de sus desechos.

Realizar programas y proyectos vinculados con las estadísticas y los sistemas de información y de gestión energética, incluyendo las fuentes nuevas y renovables y las actividades nucleares.

AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
-, formular y realizar seguimiento de las s y de la planificación, y fiscalizar las des del Ejecutivo Nacional en materia de hidrocarburos y energía en general.	Análisis	1	72.250.692.081
ar, controlar y administrar las políticas para ploración, producción, transformación, alización y comercio de los recursos de ·buros.	Mmm^3/año	1	21.654.337.401
ar, administrar y controlar las actividades :.	Inspección/visita	1	21.721.974.455
nar y realizar acciones operacionales que en el logro de la política energética definida lítica presupuestaria del sector energía.	Servicio	1	251.445.099.780
			367.072.103.717

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

AMAS

o	Denominación	Presupuesto 2005
	Dirección Superior y Apoyo Técnico y Administrativo	72.250.692.081
	Planificación, Supervisión y Control Técnico-Fiscal de las Industrias Petrolera y Petroquímica	21.654.337.401
	Planificación, Fiscalización y Control de la Industria Minera	21.721.974.455
	Planificación, Control e Investigación de los Recursos Energéticos	251.445.099.780
	TOTAL	**367.072.103.717**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

)O	Denominación	Presupuesto 2005
	Gastos de Personal	45.896.415.029
	- Recursos Ordinarios	45.896.415.029
	Materiales y Suministros	2.885.690.641
	- Recursos Ordinarios	2.885.690.641
	Servicios no Personales	9.851.951.061
	- Recursos Ordinarios	9.851.951.061
	Activos Reales	4.641.041.105
	- Recursos Ordinarios	4.641.041.105
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.987.705.000
	- Recursos Ordinarios	1.987.705.000
	Transferencias	301.809.300.881
	- Recursos Ordinarios	89.794.147.164
	- Programas y Proyectos	195.332.603.717
	- Otras Fuentes de Financiamiento	16.682.550.000
	TOTAL	**367.072.103.717**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
l Fijo a Tiempo Completo	1.524	13.191.144.459
irectivo	96	1.256.297.371
ofesional y Técnico	618	7.222.075.997
ersonal Administrativo	441	2.633.050.493
brero	369	2.079.720.598
l Fijo a Tiempo Parcial	9	60.011.675
ofesional y Técnico	9	60.011.675
l Contratado	81	1.046.880.000
npleado	71	986.880.000
brero	10	60.000.000
	1.614	**14.298.036.134**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y ARIOS (En Bolívares)

D	Denominación	N° de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	96	370.062.720
	321.236 - 371.236	9	38.308.661
	371.237 - 421.237	39	186.154.592
	421.238 - 471.238	252	1.348.496.776
	471.239 - 521.239	242	1.442.708.618
	521.240 - 571.240	149	981.859.451
	571.241 - 621.241	57	407.478.647
	621.242 - 671.242	47	364.396.015
	671.243 - 721.243	40	337.244.457
	721.244 - 771.244	40	359.388.421
	771.245 - 821.245	65	611.242.233
	821.246 - 871.246	82	829.559.900
	871.247 - 921.247	30	324.187.760
	921.248 - 971.248	87	988.815.598
	971.249 - 1.021.249	37	443.909.375
	1.021.250 - 1.071.250	41	509.306.922
	1.071.251 Y MAS	301	4.754.915.988
	TOTAL	**1.614**	**14.298.036.134**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO 3olívares)

IO	Denominación	Presupuesto 2005
9	Instituto Nacional de Geología y Minería (INGEOMIN)	9.108.613.708
5	Comisión Nacional de Energía Eléctrica (CNEE)	215.000.000
6	Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	1.400.000.000
1	Fundación Oro Negro	30.700.000.000
4	Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC).	456.900.000
7	C.A. Energía Eléctrica de Venezuela (ENELVEN).	230.400.000
0	C.A. de Administración y Fomento Eléctrico (C.A.D.A.F.E.).	218.843.416.944
9	C.A. Energía Eléctrica de la Costa Oriental (ENELCO).	4.696.834.100
9	C.A. de Electricidad del Centro (ELECENTRO) (Filial de CADAFE).	10.750.000.000
1	C.A. Energía Eléctrica de Barquisimeto (ENELBAR).	11.105.052.673
0	Ente Nacional del Gas (ENAGAS)	5.862.288.000
	TOTAL	**293.368.505.425**

ACIÓN DE SUBSIDIOS (En Bolívares)

3e	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	14.190.720
01	00	00	Transferencias Corrientes Internas	14.190.720
01	01	00	Transferencias Corrientes al Sector Privado	14.190.720
01	01	15	Subsidios a Organismos Laborales y Gremiales	600.000
			S0916 - Sindicato Unico de Obreros Dependiente del Estado (S.U.O.D.E.).	600.000
01	01	18	Subsidios Científicos al Sector Privado	13.590.720
			S0197 - Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP).	13.590.720

ACIÓN DE TRANSFERENCIAS A ORGANISMOS :RNACIONALES (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	653.010.000
03	00	00	Transferencias al Exterior	653.010.000
03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	653.010.000
03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	653.010.000
			I0124 - Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD).	12.900.000
			I0126 - Organización Latinoamericana de Energía (OLADE).	465.310.000
			I0165 - Consejo de la Energía de los Estados Unidos	68.800.000
			I0202 - Agencia Internacional de Energía (A.I.E.)	106.000.000

:AMA: 01 Dirección Superior y Apoyo Técnico y Administrativo

) EJECUTORA: Despacho del Ministro y Director del Despacho

e programa incluye todas las actividades de apoyo técnico administrativo, de la Fundación Guardería lel Ministerio de Energía y Minas "La Alquitrana" y de la Fundación "Oro Negro".

CIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGIA Y MINAS "LA ALQUITRANA".

a fundación tiene como objetivo prestar servicios de guardería infantil a los hijos, en edad preescolar, de ajadores al servicio del Ministerio, así como procurar una preparación adecuada en el niño para facilitar el a los distintos niveles educativos sistemáticos de la educación básica, para cuyos efectos se le han ɔ recursos por Bs. 1.400.000.000.

CION ORO NEGRO

e ente tiene como objetivo principal coordinar las actividades relacionadas con el plan vacacional para los los trabajadores del MEM y las correspondientes a la MISION SALTO BARRIO ADENTRO para cuyos las asignaciones presupuestarias para el 2005 son de Bs. 700.000.000 y Bs. 30.000.000.000 ʌamente.

ʌS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
formular y realizar seguimiento de las y de la planificación, y fiscalizar las les del Ejecutivo Nacional en materia de idrocarburos y energía en general.	Análisis	1	72.250.692.081
reuniones nacionales e internacionales	Reunión	180	
las visitas de personal y representantes de ıizaciones y países amigos y colaborar con ividades que desarrollen durante su ·ncia en el país, en las áreas de su ncia.	Informe	36	
auditorias de gestión	Informe	7	
auditorias financieras	Informe	6	

'AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ı cabo auditorias operativas	Informe	5	
ır auditorias técnicas	Informe	6	
ıtizar el registro auxiliar de contratistas y lores, asi como el registro de documentos ıados en el departamento de atención al	Reporte	30	
r becas a empleados	Documento	1	
r becas a obreros	Documento	1	
ar y adiestrar a empleados	Documento	1	
ar y adiestrar a obreros	Documento	1	
ıar la realización de eventos públicos .les	Evento	90	
ar la elaboración del plan operativo anual y ıpuesto del Ministerio	Documento	2	
ar la publicación de anuncios oficiales en impresos y difundir la gestión itucional a través de campañas onales	Video y Aviso	70	
ar, planificar y dirigir las actividades ras, fiscales contables y de administración ıestaria	Actividad	20	
coordinar la verificación contable de las ones objeto de registro contable derivadas ecución del presupuesto	Registro	4.000	
la ejecución oportuna y eficiente del plan oras	Orden de compra	800	
las potestades de investigación	Informe	4	
r programas de divulgación interna y del conocimiento técnico y científico de las des petroleras, energéticas y mineras	Boletín	70	
informes sobre análisis geopolítico	Informe	16	
r informes sobre el mercado petrolero	Informe	16	
manuales, instructivos e informes	Documento	7	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
r estudios jurídicos sobre denuncias, ies o requerimientos de cualquier órgano o a pública	Estudio jurídico	6	
zar oportunamente el mantenimiento ivo y correctivo de bienes e instalaciones	Reporte	30	
r reportes automatizados del almacén y establecer controles efectivos y del punto de entrada y salida de materiales y equipos	Reporte	20	
ar ante la Tesorería Nacional la obtención recursos aprobados en el presupuesto del ho	Orden de pago	1.700	
y contabilizar las rentas en los ramos de buros y minas	Planilla	2.000	
mantenimiento de la intranet y extranet del io de Energía y Minas	Reporte	48	
llar el mantenimiento y publicación del orporativo del Ministerio de Energía y Minas	Reporte	48	
ar eventos internos relacionados con el nergética y minera en las áreas de su encia	Evento	12	
ación del personal de la Consultaría en foros, conferencias, cursos y talleres les e internacionales, reuniones iales e interministeriales relacionadas con ia administrativa, minera, energética y de buros	Curso	80	
ir en cumbres, reuniones, seminarios, y eventos nacionales e internacionales donde n temas de interés para el país en el área ca y minera	Visita	72	
la realización de pasantias y similares	Documento	1	
r, promocionar y evaluar las actividades de ción internacional en las áreas energética y nclusive la tramitación de convenios	Informe	576	
y revisar los instrumentos que en el sistema de control interno de la	Informe	1	
accesoria legal sobre las materias de su ncia, que le formule el auditor interno o los funcionarios con ocasión de las ciones de cualquier naturaleza que e la oficina	Dictamen	6	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ar las determinaciones de responsabilidades	Acto de decisión	4	
ar las imposiciones de multas	Acto de decisión	4	
ar los tramites de apoyo administrativo: es, verificaciones y recepciones	Recepción	20	
traducciones	Traducción	200	
seguimiento a la evolución de los países y nos internacionales de interés en los s relativos a la actividad del Ministerio	Informe	576	
visitas a los países integrantes de la	Visita	35	
analizar y emitir opiniones jurídicas sobre entes casos planteados en las áreas de: tración, minas, energía, hidrocarburos y de l	Dictamen	905	
analizar y formular observaciones a os normativos (leyes, decretos, ntos) emanados de otros órganos de la ración pública; asi como la preparación del de respuesta a los organismos ondientes	Dictamen	513	
conformar o elaborar los diversos os de leyes, decretos, reglamentos, ones, e instructivos y sus reformas totales o s, referentes a las materias de la ncia de este ministerio	Decreto	512	
trabajos especiales	Informe	7	
cabo visitas a los países no miembros de y a los países que tienen que ver con el ro de gas	Visita	35	
			72.250.692.081

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

IO	Denominación	Presupuesto 2005
	Gastos de Personal	21.137.326.098
	- Recursos Ordinarios	21.137.326.098
	Materiales y Suministros	1.766.821.816
	- Recursos Ordinarios	1.766.821.816
	Servicios no Personales	6.187.746.202
	- Recursos Ordinarios	6.187.746.202
	Activos Reales	1.397.424.165
	- Recursos Ordinarios	1.397.424.165
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.987.705.000
	- Recursos Ordinarios	1.987.705.000
	Transferencias	39.773.668.800
	- Recursos Ordinarios	39.773.668.800
	TOTAL	**72.250.692.081**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
ıl Fijo a Tiempo Completo	654	5.348.770.643
irectivo	53	706.539.019
rofesional y Técnico	169	2.107.186.983
ersonal Administrativo	133	871.058.402
brero	299	1.663.986.239
ıl Fijo a Tiempo Parcial	9	60.011.675
rofesional y Técnico	9	60.011.675
ıl Contratado	26	277.560.000
mpleado	18	229.560.000
brero	8	48.000.000
	689	**5.686.342.318**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

;e	Es	SE	Denominación	Presupuesto 2005
				32.100.000.000
)0	00	00	Transferencias	32.100.000.000
)1	00	00	Transferencias Corrientes Internas	32.100.000.000
)1	02	00	Transferencias Corrientes al Sector Público	32.100.000.000
)1	02	02	Transferencias Corrientes a los Entes Descentralizados	
			A0356 - Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	1.400.000.000
			- Recursos Ordinarios	1.400.000.000
			A0361 - Fundación Oro Negro	30.700.000.000
			- Recursos Ordinarios	30.700.000.000
			• Gastos de Funcionamiento	700.000.000
			• Misión "Salto Barrio Adentro"	30.000.000.000

ACIÓN DE SUBSIDIOS (En Bolívares)

;e	Es	SE	Denominación	Presupuesto 2005
				600.000
)0	00	00	Transferencias	600.000
)1	00	00	Transferencias Corrientes Internas	600.000
)1	01	00	Transferencias Corrientes al Sector Privado	600.000
)1	01	15	Subsidios a Organismos Laborales y Gremiales	
			S0916 - Sindicato Unico de Obreros Dependiente del Estado (S.U.O.D.E.).	600.000
			- Recursos Ordinarios	600.000

ꝛAMA: 02 - Planificación, Supervisión y Control Técnico-Fiscal de las Industrias Petrolera y ɹímica.

) EJECUTORA: Despacho del Viceministro de Hidrocarburos y Director General de Hidrocarburos

te programa está dirigido a formular, controlar y administrar las políticas para la exploración, producción, ·mación, industrialización y comercio de los recursos de hidrocarburos, mediante las empresas estadales y s que se ocupan de estas actividades y de las industrias conexas, de tal modo que se maximicen los ios para la nación, atendiendo asimismo las actividades de tecnología, inversiones y bienes de capital.

s actuaciones de esta Unidad Ejecutora directamente o a través de las diferentes Direcciones Generales y ales, ubicadas tanto en la sede central de MEM, como en el interior de la República se sintetizan en:

ntener el control y la fiscalización de las distintas actividades desarrolladas por la industria petrolera y roquímica nacional.

ntener la promoción de las políticas y estrategias dirigidas a fomentar la participación del inversionista :ional y extranjero en las industrias petrolera y petroquímica.

›ulsar el desarrollo de la industria del gas natural.

›lementar las normas legales, técnicas y administrativas requeridas por la dinámica de los procesos de ›rtura del mercado interno de productos derivados de hidrocarburos.

ntinuar la elaboración de escenarios de producción petrolera de la OPEP y distribución posible de cuotas · países, basados en la situación y perspectivas del mercado petrolero mundial.

nover, asesorar y financiar la ejecución de proyectos en las áreas de comercialización de hidrocarburos a ejecutados por asociaciones cooperativas.

ACIONAL DEL GAS

crea según Decreto N° 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicado iceta Oficial N° 36.793 DEL 23-09-99, cuya misión es promover el desarrollo del sector y la competencia en is fases de la industria de los hidrocarburos gaseosos relacionados con las actividades de transporte y ión y para coadyuvar en la coordinación y salvaguarda de dichas actividades, para lo cual se le asignan 2.288.000.

a lograr los fines contemplados en el marco de la política macroeconómica en el sector hidrocarburos, es io la intensificación y el incremento de las actividades de la industria del Gas, mediante la siguiente ión:

lorar y desarrollar reservas de gas libre o independientes de la producción petrolera.

yar y promover con las Municipalidades las construcciones de redes de gas en los principales centros inos del país.

oliar los sistemas de transmisión y distribución del gas con la participación del sector privado.

nover proyectos de industrialización del gas para transformarlo en productos químicos de alto valor.

piciar las inversiones por parte del capital nacional e internacional, en el desarrollo de proyectos para la ducción, transporte, distribución y comercialización del gas.

ntivar la incorporación de materiales y equipos fabricados en el país, así como de mano de obra y gestión encial en proyectos de gasificación y de la industria del gas en general.

piciar la competitividad y libre competencia en los negocios del gas y velar por la protección de los echos de los usuarios.

existencia del ENTE NACIONAL DEL GAS, traerá entre otros los siguientes beneficios:

yores ingresos al Fisco Nacional

ación de nuevos empleos.

cimiento de la demanda nacional del gas, por ser una fuente de energía económica.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ar, controlar y administrar las políticas para ploración, producción, transformación, alización y comercio de los recursos de rburos	Mmm^3/año	1	21.654.337.401
r seguimiento, evaluación y estudio al) de San José	Informe	2	
ollar adiestramiento especializado	Curso	20	
r las solicitudes de calificación de empresas	Solicitud Nueva/año	120	

'AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
a cabo el análisis de los mercados iles e internacionales para la determinación precios de las materias primas que utilizan ıresas industrializadoras	Listado	12	
r el análisis y actualización anual del de inventarios	Solicitud/año	200	
ıllar el análisis y evaluación de registro de ›s de servicios y asistencia técnica	Solicitud/año	150	
r, evaluar y actualizar el registro de as según resolución 166	N° solicitud	30	
la información sobre los montos pagados traprestación tecnológica	Estudio	1	
r el anuario petróleo y otros datos icos (PODE)	Informe	4	
ır el balance de insumos y productos	Oficio	12	
ar los servicios de reparaciones a equipos	Servicio	8	
ına base de datos de los factores que ın en el mercado de los derivados de 'buros para obtener información oportuna y ia para la toma de decisiones	Sistema Informático	1	
r el cuestionario OPEP	Reporte	1	
a cabo el cumplimiento de cláusulas y ›nes contractuales	Orden	600	
ıar cursos de adiestramiento de personal	Curso	30	
r la dotación de equipos	Equipo	10	
la dotación de materiales, suministros y de las dependencias	Compra	10	
con la dotación de ropa al personal obrero	Compra	2	
las inspecciones a instalaciones que ›n y/o procesan derivados de buros, a ser comercializados en el › interno	Inspección	400	
los perfiles de contratos de servicio y ia técnica	Solicitud/año	150	
actas, minutas, etc., como resultado de la n de la dirección de mercado interno	Acta	24	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
r estudios, normas y/o resoluciones, para la de precios de producción, calidad y ad en el manejo de los productos derivados hidrocarburos y actualización de la va vigente dentro del marco de Ley a de Hidrocarburos.	Resolución	9	
r informes de las inspecciones a las ; instalaciones que expenden o procesan os derivados de los hidrocarburos	Informe	280	
r una publicación para difundir la ción estadística del mercado interno de los os de hidrocarburos mostrando precios 'os de consumo, y otros datos para ir al análisis del mercado.	Documento	1	
cer políticas, estrategias y controles a la visión y misión establecidas por el sector de hidrocarburos	Informe	140	
los ingresos de explotación petrolera para puesto	Informe	4	
la gestión anual de la industria en materia ación y petroquímica	Informe	1	
la evaluación anual de los lineamientos de del MEM para el sector refinación y mica	Informe	2	
llar la evaluación anual del presupuesto de :ria relativa a refinación y petroquímica	Informe	1	
a cabo la evaluación de los resultados 'os de la industria petrolera	Informe	1	
los resultados de operación de la industria a	Informe	1	
y registrar las solicitudes de nuevas nes extranjeras directas	Solicitud/año	100	
estudiar y hacer seguimiento de los s de refinación y petroquímica	Estudio	4	
estudiar y hacer seguimiento de la petroquímica y de refinación	Informe	4	
el desarrollo anual de las políticas de los ntos de la industria de los hidrocarburos	Informe	1	
la evolución semanal de los precios (BCV)	Reporte	48	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
y tramitar licencia a conductores de ›s	Oficio	70	
permisos para el transporte y/o permisos umo propio de embarcaciones fluviales	Permiso	120	
ar el gas natural sujeto a pago de regalía	Mmm bls/año	29.000	
ar el petróleo exportado	Mm bls/año	247	
ar el gas natural inyectado	Mmm3/año	50	
ar el gas natural producido	Mmm3/año	11.321	
ar el gas natural vendido	Mmm3/año	1.330	
ar los líquidos de gas natural.	Mm bls/año	22	
ar el petróleo exportado	Mm bls/año	986	
ar el petróleo producido	Mm bls/año	1.219	
ar el petróleo refinado	Mm bls/año	275	
ar y verificar la existencia física de los que conforman una inversión extranjera	Programa	5	
· un modelo para la determinación de de los distintos derivados de los ·buros	Documento	3	
nar el impuesto de consumo general	Mm Bs/año	288.000	
nar el impuesto de consumo propio	Mm Bs/año	3.000	
nar el impuesto superficial	Mm Bs/año	180.000	
r informes de actividades resaltantes de la	Oficio	48	
r informes de exportación de crudo y ›s	Oficio	12	
r informes de gestión de proyecto de la ›ra el palito	Oficio	48	
r informe estadístico de combustibles a n transito interno	Oficio	12	
r inspecciones a las instalaciones de las as industrializadoras registradas en el MEM	Inspección	32	
ionar o auditar las empresas productoras cantes según la resolución 215	Informe	46	

'AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ionar las estaciones de servicio idoras y plantas de llenado de combustibles	Inspección	120	
ionar la calidad de los productos derivados ocarburos comercializados	Inspección	530	
ionar las instalaciones que expenden os derivados de hidrocarburos	Inspección	565	
r la liquidación de regalías e impuestos)	Mm Bs/año	13.405.000	
r la liquidación de las regalías del gas sujeto a impuesto	Mm Bs/año	261.000	
la estadística sobre la participación de obras y servicios nacionales en los os relacionados con los hidrocarburos	Informe	4	
as estadísticas del sector gasífero	Informe	4	
er actualizado el sistema de información arizado de tecnología extranjera (SICOTEX) perfiles de la contratación registrada	Base de datos	150	
er actualizado el sistema de información de nes extranjeras (SINEX)	Base de datos	100	
la infraestructura física y mantener las condiciones de trabajo	Reparación	3	
r la memoria de la Dirección de ción de Economía de Hidrocarburos.	Informe	1	
operativos sobre seguridad en el manejo roductos derivados de hidrocarburos	Operativo	9	
el perfil económico-petrolero sobre países ores y consumidores	Estudio	4	
los permisos a las empresas que realizan vidades relacionadas con el manejo de ión derivados de hidrocarburos	Certificado	40	
r la información del sector gasífero para el	Documento	1	
r la información del sector gasífero para la y cuenta del MEM	Documento	1	
la información relativa a la utilización de bienes y servicios nacionales en los s relacionados con los hidrocarburos, para ria y cuenta del MEM y del PODE	Documento	1	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
nar el adiestramiento en autodespacho	Taller	15	
nar el suministro de combustible a dades indígenas	Informe	3	
er el desarrollo de los proyectos de alización del gas	Reunión	2	
ır e impulsar el desarrollo y formación del nacional como operadores y proveedores as, bienes y servicios en los proyectos os y gasíferos	Informe	12	
informes reglamentarios	Informe	600	
inspecciones y visitas a las estaciones de de abastecimiento de combustible) que se encuentran en los estados: Apure, ıas, Bolívar, Delta Amacuro y Táchira	Informe	25	
operativos de seguridad en el transporte roductos derivados de hidrocarburos	Operativo	12	
los reportes diarios sobre los precios os	Reporte	243	
r sobre los expedientes administrativos s por la Guardia Nacional	Oficio	42	
reuniones en jefaturas de zonas y oficinas as	Reunión	35	
los estudios de proyectos de construcción, ación, desmantelamiento, almacenaje, o ón de establecimientos para el manejo de s derivados de hidrocarburos, con el otorgar el permiso respectivo	Estudio	150	
cabo el seguimiento de la gestión en las s ubicadas en el exterior	Informe	2	
el seguimiento a la aplicación de los ntos para la participación del capital en proyectos gasíferos	Informe	4	
eguimiento a los contratos de importación logía y evaluación de la información anual a por el desarrollo de la actividad	Programa	6	
seguimiento de la economía mundial	Informe	12	
seguimiento de la gestión operativa y a desempeñada por la empresa PDVSA ıra verificar el cumplimiento de los ntos de este ministerio	Informe	4	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
eguimiento del mercado petrolero	Informe	12	
· la situación geopolítica internacional	Informe	12	
las solicitudes de autorización para la ón de Jose	Informe	2	
r talleres de capacitación de personal para ección de transporte a los inspectores les	Informe	6	
r las aprobaciones de las tarifas de rte y distribución propuestas por ENAGAS	Solicitud	2	
r las solicitudes de opinión técnica para la :ión de los bienes sujetos a obtener la ıción arancelaria única (CAU) por parte del ˜, para la ejecución de proyectos ıados con los hidrocarburos	Solicitud	12	
r los permisos para realizar las actividades ;porte y distribución de gas	Solicitud	2	
r solicitudes de las calificaciones de as interesadas en realizar actividades de rte y distribución de gas	Solicitud	2	
r visitas para el control y verificación de los ıes de producción de las empresas veleras cesan parafina	Informe	12	
			21.654.337.401

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

ıo	Denominación	Presupuesto 2005
	Gastos de Personal	14.380.923.420
	- Recursos Ordinarios	14.380.923.420
:	Materiales y Suministros	160.176.435
	- Recursos Ordinarios	160.176.435
;	Servicios no Personales	599.148.351
	- Recursos Ordinarios	599.148.351
.	Activos Reales	565.609.175
	- Recursos Ordinarios	565.609.175
·	Transferencias	5.948.480.020
	- Recursos Ordinarios	5.948.480.020
	TOTAL	**21.654.337.401**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	534	4.586.537.158
)irectivo	19	254.127.144
'rofesional y Técnico	249	2.866.757.575
'ersonal Administrativo	235	1.279.860.246
)brero	31	185.792.193
al Contratado	22	271.800.000
:mpleado	21	265.800.000
)brero	1	6.000.000
	556	**4.858.337.158**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

3e	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	5.862.288.000
01	00	00	Transferencias Corrientes Internas	5.862.288.000
01	02	00	Transferencias Corrientes al Sector Público	5.862.288.000
01	02	02	Transferencias Corrientes a los Entes Descentralizados	5.862.288.000
			A0900 - Ente Nacional del Gas (ENAGAS)	5.862.288.000
			- Recursos Ordinarios	5.862.288.000

ACIÓN DE SUBSIDIOS (En Bolívares)

3e	Es	SE	Denominación	Presupuesto 2005
)0	00	00	Transferencias	13.590.720
)1	00	00	Transferencias Corrientes Internas	13.590.720
)1	01	00	Transferencias Corrientes al Sector Privado	13.590.720
)1	01	18	Subsidios Científicos al Sector Privado	13.590.720
			S0197 - Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP).	13.590.720
			- Recursos Ordinarios	13.590.720

ACIÓN DE TRANSFERENCIAS A ORGANISMOS .RNACIONALES (En Bolívares)

3e	Es	SE	Denominación	Presupuesto 2005
)0	00	00	Transferencias	68.800.000
)3	00	00	Transferencias al Exterior	68.800.000
)3	01	00	Transferencias al Exterior para financiar Gastos Corrientes	68.800.000
)3	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	68.800.000
			I0165 - Consejo de la Energía de los Estados Unidos	68.800.000
			- Recursos Ordinarios	68.800.000

:AMA: 03 - Planificación, Fiscalización y Control de la Industria Minera

) EJECUTORA: Despacho de Viceministro de Minas y Director General de Minas

əmás de las atribuciones que le señala el artículo 56 del Decreto con Rango y Fuerza de Ley Orgánica de ıistración Central, corresponde al Viceministro de Minas:

ɟir, planificar, coordinar y supervisar las actividades de la Dirección General de Minas, así como de las ıás Direcciones y Dependencias que conforman su Despacho, las que le encomiende el Ministro, las que le ›uya el Reglamento Interno del Ministerio y las establecidas por la normativa legal.

rresponden a la Dirección General de Minas:

ıentar la exploración y explotación racional de los recursos mineros.

›eccionar y fiscalizar las empresas mineras y aquellas que ejerzan actividades conexas.

ırdinar, fiscalizar y controlar la ejecución de la política de investigación de desarrollo y conservación de los ırsos mineros, así como de las actividades de la industria minera.

ıidar las rentas correspondientes al ramo de las minas.

ıificar, desarrollar y controlar la administración de las explotaciones mineras que realiza el Estado, y sobre ıstrias conexas a la minería.

:stigar, evaluar y cuantificar el catastro de los recursos mineros y la preparación recopilación, conservación ıacenaje de la información correspondiente.

›orar las estadísticas de la actividad minera.

:alizar, administrar y controlar las actividades mineras y la aplicación de correctivos y sanciones que espondan.

:arrollar los programas de producción, los estudios de mercado y el análisis de precios de productos de la ería.

luar los estudios económicos – financieros de las industrias mineras y sus proyectos; así como las :stigaciones y análisis en materia de economía minera, e intervenir en la conservación y el comercio de los erales.

ɹenir la contaminación del medio ambiente derivada de las explotaciones mineras.

ıitar las solicitudes para concesiones y demás derechos mineros previstos en la Ley.

:cer las funciones de órgano rector nacional competente para el sector de la minería y ramos conexos, en nto al régimen común de tratamiento a los capitales y tecnologías extranjeras, conforme a lo que ıblece el ordenamiento Jurídico vigente.

ıtrolar la permanencia y uso de los bienes afectos a concesiones mineras y las demás que le señalen las :s, reglamentos y resoluciones.

JTO NACIONAL DE GEOLOGIA Y MINERIA (INGEOMIN).

objeto se fundamenta en la realización de investigaciones principalmente de carácter disciplinario en las ə geología, recursos minerales, geofísica, geoquímica, geotecnia y demás áreas afines, planificar, ejecutar, coordinar los programas de geociencias en general; así como la evaluación de los recursos minerales y icos no convencionales, asesorar a las entidades gubernamentales, al sector privado y contribuir en la

:ión y difusión de los conocimientos de la información científica en las áreas de su competencia y por misión sector de la geociencias en el ámbito nacional, motor de las investigaciones interdisciplinarias y del llo sostenible de los recursos minerales y energéticos no convencionales.

ra el año 2005 INGEOMIN tiene asignado la tarea de servir de soporte y apoyo al desarrollo del Sector a través del Plan Integral de desarrollo sustentable de los consumidores mineros, buscando modificar las rísticas socio económicas y ambientales de la pequeña minería a objeto de elevar su nivel de vida.

s recursos asignados a INGEOMIN alcanzan la cantidad de Bs. 9.108.613.708, de los cuales se destinarán s de funcionamiento Bs. 7.518.900.000 y al desarrollo de la Misión Piar Bs. 1.589.713.708.

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ar, administrar y controlar las actividades ;	Inspección/Visita	1	21.721.974.455
r la fijación de valores referenciales de es con el objeto de determinar el valor en · cálculos de impuestos de explotación	Informe	24	
a pasantes de universidades e institutos tarios	Pasantía	2	
asistencia técnica, económica ambiental a /ectos de pequeña minería ejecutados por r	Informe	4	
asistencia técnica económica ambiental a)erativas mineras	Informe	4	
ır avisos oficiales y resoluciones	Aviso y Resolución	13	
ıar cooperativas mineras	cooperativa	60	
;ticar socios económicos de las]ades mineras	Informe	1	
r la memoria y cuenta del sector	informe	1	
r programas de auto construcción de ıs en las comunidades mineras	Informe	4	
r el mensaje Presidencial del sector minero	Informe	1	
r el plan operativo y anteproyecto de ıesto del año 2006 correspondiente a la ın de Planificación y Economía Minera	Informe	1	
r proyectos técnicos, económicos, ros y ambientales de la pequeña minería	Proyecto	60	
· la evaluación geológica para la selección s de pequeña minería	Estudio Geológico	2	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ar las concesiones mineras de exploración juiente explotación	Inspección	4.000	
· la liquidación de impuestos mineros de :ión	Mill Bs./ Recaudados	50.000	
· la liquidación de impuestos mineros iales	Mill Bs/ Recaudados	3.200	
· el mantenimiento y actualización de la /Veb del sector minero	Informe	4	
autorizaciones de explotación	Autorización	120	
· el anuario estadístico minero año 2004	Anuario	2	
r visitas a las gobernaciones y ciones de desarrollo para recabar ción sobre la actividad minera de los ;	Informe	5	
r registros de comerciantes	Registro	674	
y evaluar el plan operativo anual	Informe	4	
;trar información estadística al Sub-Comité ıdística y Comercio Exterior y al Ministerio ucción y Comercio y otros	Oficio y cuadro	24	
r solicitudes de derechos mineros ados por ante la taquilla única, así como :ertificados y autorizaciones de explotación ıeña minería	Solicitud	690	
ıllar visitas e informes técnicos	Visita e Informe	176	
r visitas técnicas a empresas mineras, ciones de desarrollo e inspectorías técnicas les	Informe	24	
r visitas técnicas a las áreas seleccionadas desarrollo de la pequeña minería	Informe	36	
			21.721.974.455

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

o	Denominación	Presupuesto 2005
	Gastos de Personal	7.475.606.936
	- Recursos Ordinarios	7.475.606.936
	Materiales y Suministros	872.161.498
	- Recursos Ordinarios	872.161.498
	Servicios no Personales	1.878.059.200
	- Recursos Ordinarios	1.878.059.200
	Activos reales	2.344.039.835
	- Recursos Ordinarios	2.344.039.835
	Transferencias	9.152.106.986
	- Recursos Ordinarios	9.152.106.986
	TOTAL	**21.721.974.455**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
ıl Fijo a Tiempo Completo	258	2.395.956.027
irectivo	14	172.172.712
rofesional y Técnico	149	1.618.956.768
ersonal Administrativo	56	374.884.381
'brero	39	229.942.166
ıl Contratado	11	164.640.000
mpleado	10	158.640.000
'brero	1	6.000.000
	269	**2.560.596.027**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
3olívares)

3e	Es	SE	Denominación	Presupuesto 2005
)0	00	00	Transferencias	9.108.613.708
)1	00	00	Transferencias Corrientes Internas	9.108.613.708
)1	02	00	Transferencias Corrientes al Sector Público	9.108.613.708
)1	02	02	Transferencias Corrientes a los Entes Descentralizados	9.108.613.708
			A0199 - Instituto Nacional de Geología y Minería (INGEOMIN)	9.108.613.708
			- Recursos Ordinarios	9.108.613.708
			• Gastos de Funcionamiento	7.518.900.000
			• Misión PIAR	1.589.713.708

ACIÓN DE TRANSFERENCIAS A ORGANISMOS :RNACIONALES (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	12.900.000
03	00	00	Transferencias al Exterior	12.900.000
03	01	00	Transferencias al Exterior para financiar Gastos Corrientes	12.900.000
03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	12.900.000
			I0124 - Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD).	12.900.000
			- Recursos Ordinarios	12.900.000

:AMA: 04 - Planificación, Control e Investigación de los Recursos Energéticos

) EJECUTORA: Despacho del Viceministro de Energía y Director General de Energía

rresponde a la Dirección Superior la programación y realización de acciones operacionales que garanticen) de la política energética definida en la política presupuestaria del Sector Energía, mediante la entación de las actividades que se especifican a continuación:

ormulación, ejecución y seguimiento de la Política General Energética integral de Venezuela.

armonización de la política energética con la estrategia económica global.

mular y ejecutar los lineamientos del subsector eléctrico, fuentes alternas y renovables y todo lo relativo a actividades nucleares.

elar a las empresas públicas del Sector Eléctrico.

nder las poblaciones aisladas y económicamente deprimidas propiciando el desarrollo de fuentes alternas energía a las mismas.

ilizar el sistema de información para la regulación de la electricidad, que permita la consulta de información re el sector y ejecutar cálculos correspondientes de indicadores de eficiencia y efectividad.

luar los programas de asistencia técnica, en materia energética suscritos entre Venezuela y los organismos rnacionales de energía atómica y/o comisiones nucleares de otros países.

nder lo relativo a aspectos de regulación, esquemas tarifarios, fiscalización y planificación de la prestación servicio eléctrico en el ámbito nacional; así como en aquellos aspectos de orden internacional relacionados el área especifica del sector eléctrico.

eñar instrumentos que permitan la ejecución y control de la política energética, así como también mantener culos permanentes con los diferentes organismos nacionales e internacionales de cooperación energética, ıción a la interrelación entre el ambiente y la energía, la promoción del uso eficiente de la energía en los ersos sectores, la planificación del uso de las fuentes alternas de energía y la elaboración de estadísticas rgéticas.

nder la regulación y el control de las actividades relacionadas con equipos y materiales radiactivos, así no el fomento al uso pacífico de la energía nuclear en el proceso económico y social del país.

sorar al ejecutivo nacional en tratados, convenios y acuerdos internacionales sobre la materia nuclear, a la de mantener relaciones técnicas con los Consejos Nucleares con organismos internacionales.

poner las leyes, reglamentos y normas relativas al control de la producción, adquisición transporte, acenamiento, uso, transferencia seguridad y protección de equipos, instalaciones nucleares y material iactivo, así como la disposición de sus desechos, manteniendo un exhaustivo control sobre su cumplimiento ›bre las actividades nucleares en general, para evitar los riesgos a la colectividad y al medio ambiente.

ıtabilizar y controlar la existencia, el uso y la transferencia de todos los materiales nucleares básicos y :eriales fusionables especiales, existentes permanentemente o en tránsito por el territorio nacional.

tificar a los operadores de radiografía industrial en el ámbito nacional.

rgar constancias, autorizaciones y permisos a toda persona natural y jurídica, pública o privada que :enda importar, transportar, almacenar, comercializar, utilizar o exportar materiales radiactivos y/o equipos eradores de radiaciones ionizantes, prestar servicios de consultoría o realizar determinaciones técnicas.

star asesoría, servicios y apoyo técnico a los entes nacionales que lo requieran (en las áreas de ›rminación de contaminación, dosimetría personal y adiestramiento de personal ocupacionalmente uesto), a fin de garantizar el cumplimiento de las leyes, reglamentos y normas vigentes en materia de uridad radiológica y/o atender emergencias radiológicas.

›star servicios en las áreas de dosimetría personal, evaluación de la calidad y eficiencia en el uso de ipos y fuentes generadoras de radiaciones ionizantes, determinación de niveles permitidos de radiación en ›luctos de consumo humano, evaluación de afluentes de origen diverso y de agua destinada al consumo ıano, determinación en general de niveles de radiación en todos aquellos materiales y productos que se ›uma representen un peligro o posible riesgo para la integridad física del ser humano o el medio ambiente.

ON NACIONAL DE ENERGIA ELECTRICA (CNEE)

Comisión Nacional de Energía Eléctrica (CNEE) se crea de acuerdo al Artículo 15 de la Ley Orgánica Ley 'icio Eléctrico, la cual tendrá a su cargo la regulación, supervisión, fiscalización y control de las actividades stituyen el Servicio Eléctrico, cuya sede será la ciudad de Caracas, pudiendo establecer dependencias en ıdades del país en coordinación con los Consejos Municipales para el caso de la actividad de distribución.

nonto asignado para el ejercicio 2005 asciende a Bs. 215.000.000.

este sentido, esta Comisión, según lo estipula el Artículo 16 de esta misma Ley, debe actuar bajo los ›s principios:

eger los derechos e intereses de los usuarios del servicio eléctrico.

nover la eficiencia, confiabilidad y seguridad en la prestación del servicio, así como en el uso eficiente y ıro de la electricidad.

ır porque toda la demanda de electricidad sea atendida.

ıntizar el cumplimiento de los derechos y obligaciones de los agentes del servicio eléctrico, estipulados en ›y.

nover la competencia en la generación y comercialización de electricidad.

ıntizar el libre acceso de terceros a los sistemas de transmisión y distribución.

'dinar sus actuaciones con las autoridades municipales de conformidad con la Ley.

:IÓN PARA EL DESARROLLO DEL SERVICIO ELECTRICO (FUNDELEC)

›bjeto de la Fundación consiste en garantizar al estado venezolano el soporte técnico profesional que el ordenamiento y desarrollo armónico del sector eléctrico, así como la consolidación de su función ›ra en materia de prestación y uso del servicio eléctrico. Los recursos asignados a través de Programas y ›s alcanzan Bs. 456.900.000 que se incluyeron en la Ley Especial de Endeudamiento 2005, los cuales se a continuación:

:alecimiento Institucional MEM-FUNDELEC	Bs. 228.000.000
oramiento del Servicio Eléctrico Nacional	Bs. 152.400.000
‹cuación e Implementación del Sistema de Información del Sector Eléctrico	Bs. 45.000.000
;arrollo y Optimización del Servicio Eléctrico Nacional	Bs. 31.500.000

IERGIA ELECTRICA DE VENEZUELA (ENELVEN)

objetivo fundamental es el de generar, transmitir y distribuir energía eléctrica a trece (13) municipios, del Zulia, localizados en la costa oeste y sur del Lago de Maracaibo. Dentro de los aportes previstos para el › fiscal 2.005 por el Ejecutivo Nacional, a través de la Ley Especial de Endeudamiento 2005).400.000, destinados a financiar el siguiente proyecto:

ɔliación Red de Transmisión Región Occidental del Estado Zulia	Bs. 230.400.000

: ADMINISTRACION Y FOMENTO ELECTRICO (CADAFE)

mo Corporación tiene la misión de promover y velar porque sus empresas filiales cumplan con las misiones vos encomendados; siendo el principal objeto de la compañía, la generación y transmisión de energía ı. En este sentido; para el año 2005 el Ejecutivo Nacional ha destinado un aporte de Bs. 218.843.416.944, ɔuales Bs. 40.000.000.000 están destinados a cubrir el costo de la Convención Colectiva de Trabajo y :.843.416.944 a los Programas y Proyectos previstos en la Ley de Endeudamiento 2005, los cuales a ɜción se detallan:

;arrollo Uribante Caparo	Bs. 26.987.337.500
ıversión a Gas Planta Centro CADAFE	Bs. 25.522.865.000
ıta Hidroeléctrica Masparro	Bs. 29.885.000.000
:uperación y Repotenciación de Unidades de Turbogas	Bs. 23.423.175.000
›structuración Represa Borde Seco Fase II	Bs. 16.595.361.090
ɜa de Transmisión de 230 KV	Bs. 54.313.301.354
ısolidación de la Red Transmisión de Distribución de CADAFE y sus ıpresas Filiales	Bs. 2.116.377.000

IERGIA ELECTRICA DE BARQUISIMETO (ENELBAR)

función principal es la prestación del servicio eléctrico en el Estado Lara, se le asigna un aporte de l05.052.673, previstos en la Ley Especial de Endeudamiento 2005 para la ejecución de los proyectos:

›ansión Parque de Generación ENELBAR	Bs. 10.816.887.397
ıptación a las Normas de Calidad del Servicio Eléctrico y Reglamento Servicio	Bs. 288.165.276

: ELECTRICIDAD DEL CENTRO (ELECENTRO) (FILIAL DE CADAFE)

ra el año 2005, se le han asignado recursos con financiamiento a través de Otras Fuentes por 750.000.000 para la ejecución del Convenio Integral de Cooperación, los cuales se destinarán a la ión del Proyecto para la Electrificación Solar Fotovoltaica en Objetivos

: ELECTRICIDAD ELECTRICA DE LA COSTA ORIENTAL (ENELCO)

objetivo fundamental es el de generar, transmitir, distribuir y comercializar energía eléctrica en la región de ı Oriental del Lago de Maracaibo

ra el año 2005 se le han asignado recursos a través de la Ley Especial de Endeudamiento 2005 por el le Bs. 4.696.834.100, los cuales financiaran el Proyecto de "Ampliación del Sistema de Transmisión en

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
nar y realizar las acciones operacionales ranticen el logro de la Política Energética ı en la Política Presupuestaria del Sector ı	Servicio	1	251.445.099.780
:ar el sistema de Información Económico tico de la Organización Latinoamericana de ı (OLADE)	Cuadro Estadístico	4	
:ar los factores de ajustes tarifarios	Oficio	140	
metodológico en la formulación del Plan al de Energía Renovable	Informe	1	
ar artículos de prensa	Artículo	4	
ar artículos de revistas	Artículo	4	
ar y coordinar el desarrollo e entación de políticas y estrategias ales para la gestión y seguimiento de los os radiactivos y preparar respuestas ante nes de emergencias radiológicas y es.	Informe	4	
· reclamos en tercera instancia de usuarios ·icio eléctrico	Informe	12	
ır balance energético de Venezuela año	Balance	1	
r control y seguimiento de las políticas, y programación relacionados con el Sector ı	Informe	2	
ıar la elaboración del plan operativo anual y ıpuesto de la dirección, la memoria y cuenta nsaje presidencial	Informe	4	
:urso de inducción en la formativa sobre mientos y sistemas con los respectivos es	Curso	1	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
llar propuestas para la elaboración del Plan ıl de Energía	Informe	2	
·llar propuestas para la formulación del ·nto de política energética	Informe	1	
·llar e implementar la capacidad de control ·rio y fiscalización de las empresas ɔras de servicio en el área de disimetría ıl	Informe	4	
y publicar las normas de calidad en :ión	Resolución	2	
y publicar las normas de fiscalización en :ión	Resolución	2	
r los usos pacíficos de la energía nuclear en ferentes áreas de aplicación y de ıción técnica internacional dirigido a las ones Publicas Nacionales	Charla	4	
r modelo computarizado para la medición eficiencia de las empresas Eléctricas ıs	Software	1	
r y presentar las normas y reglamentos control de uso y el manejo de las fuentes /as y equipos generadores de radiaciones es	Normas	6	
r modelos computarizados para la medición eficiencia de las empresas eléctricas s	Software	1	
r las normas y procedimientos para el ento y control de la tutela de las empresas ɪs	Documento	1	
r la especificación de los equipos de n	Informe	1	
· las especificaciones de hardware y ɘ para la captura, análisis y evaluación de la ción necesaria para el control de la calidad 'icio	Informe	1	
r la evaluación del impacto de las políticas :or energético en el desarrollo nacional	Informe	1	
ı cabo foros	Evento	4	
:er y actualizar la página Web de lización del consumo de energía eléctrica	Web-site	1	

AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ar y canalizar los tramites para optar a la ıción técnica internacional	Solicitud	30	
ır mecanismos de seguimiento a las s de mitigación del déficit de suministro	Informe	365	
onalizar la Comisión Nacional de Energía ı (CNEE)	Informe	1	
onalizar el centro Nacional de Gestión	Informe	1	
ɜntar el Proyecto de Ley para promover la ia energética	Informe	1	
ır los mecanismos junto con PDVSA para :ar el suministro de combustible a las ɜs del sector eléctrico	Informe	1	
· el mantenimiento del sistema de :ión, registro y control de materiales :ivos y otras fuentes de radiación a través stro nacional permanente de fuentes y generadores de radiación ionizante	Constancia	100	
· mantenimiento y operación del sitio Web ɜficiente de la energía	Informe	4	
r el manual de organización	Documento	1	
r el manual de procedimientos para verificar ɜtencia de la información	Documento	1	
r el manual de procedimientos para la ɔn de sanciones	Documento	1	
el manual de procedimientos que deberán las empresas sobre manejo de la :ión y para la determinación de indicadores	Documento	1	
r la normativa legal	Resolución	1	
r la normativa jurídica para impulsar el lo de las alternativas energéticas	Informe	2	
concesiones de distribución	Contrato	14	
las autorizaciones de generación	Resolución	4	
el plan nacional de desarrollo de vas energéticas PNDAE	Informe	1	

'AS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ır, organizar y presentar los participantes en y cursos de seguridad radiológica u otras des de capacitación en el área nuclear das a personal de MEM u otras aciones públicas	Curso	4	
r la primera revisión del plan nacional de llo del servicio eléctrico PDSEN	Informe	1	
nar la fiscalización y control de la protección ica de las personas y del ambiente y de diciones de seguridad de las fuentes de n y de las instalaciones asociadas a ellas	Auditoria	80	
r el programa de energías renovables e entación de la fase II	Informe	1	
r programas de radio	Registro	4	
r programas de televisión	Video	2	
er y divulgar el uso de las energías les	Tríptico	2	
ar las perspectivas económicas y cas a largo plazo	Informe	4	
r el Proyecto Programa de las Naciones para el Desarrollo (Fondo para el Medio e Mundial) (PNUD/GEF) "Programa de imiento de la Capacidad para Eliminar s para el Desarrollo"	Seminario	2	
la publicación del balance energético de ela 2000-2004	Publicación	1	
la fiscalización a las empresas eléctricas y privadas	Informe	24	
el resumen económico energético de ela 2000-2004	Tríptico	1	
los pliegos tarifarios para el periodo 2004-	Resolución	1	
eguimiento y evaluación a 13 proyectos de ción técnica internacional auspiciados por ismo Internacional de Energía Atómica	Informe	52	
el sistema de información económico co de Venezuela (SIEEV)	Informe	4	
ión de talleres	Evento	6	
			251.445.099.780

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

DAS

io	Denominación	Presupuesto 2005
	Gastos de Personal	2.902.558.575
	- Recursos Ordinarios	2.902.558.575
	Materiales y Suministros	86.530.892
	- Recursos Ordinarios	86.530.892
	Servicios no Personales	1.186.997.308
	- Recursos Ordinarios	1.186.997.308
	Activos Reales	333.967.930
	- Recursos Ordinarios	333.967.930
	Transferencias	246.935.045.075
	- Recursos Ordinarios	34.919.891.358
	- Programas y Proyectos	195.332.603.717
	• Desarrollo Uribante Caparo	26.987.337.500
	• Conversión a Gas Planta Centro CADAFE	25.522.865.000
	• Planta Hidroeléctrica Masparro	29.885.000.000
	• Recuperación y Repotenciación de Unidades de Turbogas	23.423.175.000
	• Ampliación del Sistema de Transmisión en 230 kv ENELCO	4.696.834.100
	• Expansión Parque de Generación ENELBAR	10.816.887.397
	• Reestructuración Represa Borde Seco Fase II	16.595.361.090
	• Línea de Transmisión de 230 KV	54.313.301.354
	• Consolidación de la Red de Distribución de CADAFE y sus Empresas Filiales	2.116.377.000
	• Ampliación Red de Transmisión Región Occidental del Estado Zulia	230.400.000
	• Adaptación a las Normas de Calidad del Servicio Eléctrico y Reglamento de Servicio	288.165.276
	• Fortalecimiento Institucional del MEM-FUNDELEC	228.000.000
	• Adecuación e Implantación del Sistema de Información del Sector Eléctrico	45.000.000
	• Mejoramiento del Servicio Eléctrico Nacional	152.400.000
	• Desarrollo y Optimización del Servicio Eléctrico Nacional	31.500.000
	- Otras Fuentes de Financiamiento	16.682.550.000
	TOTAL	**251.445.099.780**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
l Fijo a Tiempo Completo	78	859.880.631
rectivo	10	123.458.496
ofesional y Técnico	51	629.174.671
ersonal Administrativo	17	107.247.464
Contratado	22	332.880.000
npleado	22	332.880.000
	100	**1.192.760.631**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO
Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	246.297.603.717
01	00	00	Transferencias Corrientes Internas	40.215.000.000
01	02	00	Transferencias Corrientes al Sector Público	40.215.000.000
01	02	02	Transferencias Corrientes a los Entes Descentralizados	215.000.000
			A0215 - Comisión Nacional de Energía Eléctrica (CNEE)	215.000.000
			- Recursos Ordinarios	215.000.000
01	02	06	Transferencias Corrientes a las Empresas Públicas no Financieras	40.000.000.000
			A0620 - C.A. de Administración y Fomento Eléctrico (C.A.D.A.F.E.).	
			- Costo Convención Colectiva de Trabajo	40.000.000.000
			• Recursos Ordinarios	34.067.450.000
			• Otras Fuentes de Financiamiento	5.932.550.000
02	00	00	Transferencias de Capital Internas	206.082.603.717
02	02	00	Transferencias de Capital al Sector Público	206.082.603.717
02	02	02	Transferencias de Capital a los Entes Descentralizados	456.900.000
			A0364 - Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC).	456.900.000
			- Programas y Proyectos	456.900.000
			• Fortalecimiento Institucional del MEM-FUNDELEC	228.000.000
			• Adecuación e Implantación del Sistema de Información del Sector Eléctrico	45.000.000
			• Mejoramiento del Servicio Eléctrico Nacional	152.400.000
			• Desarrollo y Optimización del Servicio Eléctrico Nacional	31.500.000
02	02	06	Transferencias de capital a empresas públicas no financieras	205.625.703.717
			A0607 - C.A. Energía Eléctrica de Venezuela (ENELVEN).	230.400.000
			- Programas y Proyectos	230.400.000
			• Ampliación Red de Transmisión Región Occidental del Estado Zulia	230.400.000
			A0620 - C.A. de Administración y Fomento Eléctrico (C.A.D.A.F.E.).	178.843.416.944
			- Programas y Proyectos	178.843.416.944
			• Desarrollo Uribante Caparo	26.987.337.500
			• Conversión a Gas Planta Centro CADAFE	25.522.865.000
			• Planta Hidroeléctrica Masparro	29.885.000.000
			• Recuperación y Repotenciación de Unidades de Turbogas	23.423.175.000
			• Reestructuración Represa Borde Seco Fase II	16.595.361.090
			• Línea de Transmisión de 230 KV	54.313.301.354
			• Consolidación de la Red de Distribución de CADAFE y sus Empresas Filiales	2.116.377.000
			A0649 - C.A. Energía Eléctrica de la Costa Oriental (ENELCO).	4.696.834.100
			- Programas y Proyectos	4.696.834.100
			• Ampliación del Sistema de Transmisión en 230 kv ENELCO	4.696.834.100
			A0669 - C.A. de Electricidad del Centro (ELECENTRO) (Filial de CADAFE).	10.750.000.000
			- Otras Fuentes de Financiamiento	10.750.000.000
			• Convenio Integral de Cooperación (Proyecto para la Electrificación Solar Fotovoltaica en Objetivos Sociales)	10.750.000.000

ɜNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
			A0691 - C.A. Energía Eléctrica de Barquisimeto (ENELBAR).	11.105.052.673
			- Programas y Proyectos	11.105.052.673
			• Expansión Parque de Generación ENELBAR	10.816.887.397
			• Adaptación a las Normas de Calidad del Servicio Eléctrico y Reglamento de Servicio	288.165.276

ACIÓN DE TRANSFERENCIAS A ORGANISMOS :RNACIONALES (En Bolívares)

Ge	Es	SE	Denominación	Presupuesto 2005
00	00	00	Transferencias	571.310.000
03	00	00	Transferencias al Exterior	571.310.000
03	01	00	Transferencias al Exterior para financiar Gastos Corrientes	571.310.000
03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	571.310.000
			I0126 - Organización Latinoamericana de Energía (OLADE).	465.310.000
			- Recursos Ordinarios	465.310.000
			I0202 - Agencia Internacional de Energía (A.I.E.)	106.000.000
			- Recursos Ordinarios	106.000.000

17. Ministerio del Ambiente y de los Recursos Naturales

ISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES

·ICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio del Ambiente y de los Recursos Naturales, tiene bajo su responsabilidad la formulación de ; para la conservación , defensa, mejoramiento del ambiente y de los recursos naturales, con el fin de el aprovechamiento racional del patrimonio natural de la nación, en el marco de un desarrollo sostenible.

Este Despacho viene orientando su gestión dentro del contexto del Plan de Desarrollo Económico y Social ación, con base en algunos principios rectores de la política ambiental considerando que:

- El desarrollo tiene una dimensión ambiental.
- El ambiente es el elemento fundamental para la calidad de vida.
- El aprovechamiento de los recursos debe ser racional.
- Los recursos naturales y el ambiente forman parte del patrimonio nacional.
- La calidad del ambiente es responsabilidad de todos.

Para el año 2005, se tienen como objetivos estratégicos y prioritarios, ampliar la cobertura de agua potable, iiento y tratamiento de aguas servidas garantizando la disponibilidad, calidad y sustentabilidad de los que ·en dichos servicios; realizar la ordenación del territorio alineado con los cinco ejes de equilibrio; mejorar la ambiental; conservar la diversidad biológica; insertar la educación ambiental en la educación formal y no asegurar la participación comunitaria en la gestión ambiental; producir y sistematizar la información básica :al y la conservación y manejo integral de cuencas hidrográficas y el recurso hídrico.

Además, se prevé continuar atendiendo en el Area Estratégica Territorial, la problemática ambiental, como los aspectos mas importantes, considerando la necesidad de armonizar calidad de vida, ambiente y llo. En esta Area se plantea la estrategia de la Descentralización Desconcentrada, para impulsar el llo sostenible.

Se continuarán y culminarán las obras que están en proceso de ejecución en especial, aquellas que ın efecto importante en la generación de empleos.

Los organismos adscritos representan una carga significativa en el presupuesto del Ministerio, porque ·n de un 38,10 % de la cuota que se le asigna al Despacho.

Como resultado de la V Comisión Mixta, entre la República de Cuba y la República Bolivariana de ela, surgió el Convenio Integral de Cooperación Cuba-Venezuela, el cual tiene una asignación de Bs. 34.800,00, a ejecutarse en el año 2005, en el cual se acordó la realización de los siguientes proyectos:

- Asistencia y Capacitación Técnica para la Formulación de Planes de Ordenación y Gestión Integrada de Zonas Costeras Fase II.
- Asistencia Técnica para la Planificación y Ordenamiento de los Ecosistemas de Manglares para el Manejo Forestal Sostenible, con la Participación de las Comunidades Indígenas en el Delta del Orinoco Fase II.
- Estudio sobre el Estado Actual y Potencial de los Productos Forestales no Maderables (PFNM) en el Area Boscosa Bajo Protección Merejina, Fase II.
- Diagnóstico para la Reactivación y Fortalecimiento del Laboratorio Nacional de Hidráulica.
- Formación de Recursos Humanos en Gestión de Desechos y Educación Ambiental a Nivel de Postgrado.

Para el ejercicio fiscal 2005, el Ministerio modifica su estructura programática, con la finalidad de agilizar esos y crear programas que fortalezcan la misión del Despacho. En este sentido, se ha decidido crear un rograma denominado "Administración de Permisiones", para gestionar la tramitación de solicitudes de ones, autorizaciones, permisos, licencias, concesiones, etc., para el aprovechamiento racional de los naturales.

En el área de informática se crea dentro del Programa 01: "Actividades Centrales ", la Actividad 10, ıtica y Comunicaciones", en la cual se tiene previsto dotar al Nivel Central y a las Direcciones Estadales tales de mejoras en los servicios de tecnología de la información y comunicaciones, a fin de agilizar los ıs para el logro de objetivos administrativos y ambientales propios de este Ministerio.

AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ır, coordinar, formular y evaluar el ıesto del Ministerio y sus organismos s, a fin de cumplir con los planes ʼos.	Evaluación	1	713.207.453
·trar todos los procesos de recursos ıs del Despacho, a través de una ıción real y objetiva que garantice la encia y el desarrollo del personal altamente lo.	Proceso Administrativo	2.625.000	109.676.642.386
ır auditorias técnicas administrativas.	Auditoria	106	848.865.076
r el plan para proporcionar orientación que permita la coordinación entre los tradores de la materia ambiental.	Plan	1	463.659.035
r planes para promover las negociaciones gramas de cooperación ambiental con nos multilaterales y bilaterales.	Plan	6	1.030.061.318
r plan para promover, preservar y mejorar ciones de la Institución con organismos ; y privados.	Plan	5	2.288.996.479
r el plan financiero para administrar los ; y preservar y mantener los bienes y es del Ministerio, en cumplimiento de las ias legales establecidas en la normativa	Plan	1	10.846.060.191
r el plan para promocionar y mantener la del MARN, con el público a nivel interno y	Plan	1	2.006.281.486
miento y mejoras de los servicios de ȷía de la información y comunicaciones.	Mantenimiento Realizado	1	2.023.092.791
en el diseño y formulación de las políticas ʀN, analizando sus impactos.	Taller	1	189.582.424
r estudios y proyectos, usando como apoyo ;ión básica hidrometeorológica y de suelos, e promover el manejo de las cuencas, ando el recurso hídrico.	Estudio	6	2.787.962.730

'AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ar y supervisar las labores de construcción, iones y manejos de obras de ingeniería tal a nivel nacional.	Supervisión	60	13.142.227.036
ıar, supervisar y controlar los grandes os de ingeniería y saneamiento ambiental el aprovechamiento de los recursos os.	Proyecto supervisado	60	286.254.437.626
ı los estudios y proyectos requeridos para er las obras de ingeniería ambiental.	Estudio	20	7.152.143.222
obras de mantenimientos preventivos y vos a las obras de equipamiento ambiental.	Obra	45	8.019.639.187
r estudios y proyectos que apoyen el sustentable de las cuencas y la ción de obras de equipamiento ambiental.	Proyecto	1	218.816.804
r observaciones y pronósticos lógicos e hidrológicos.	Plan	1	17.838.540.950
integral del recurso hídrico en las cuencas ficas con el fin de mejorar el recurso.	Plan	1	400.000.000
ación, supervisión, promoción y divulgación dades educativo-ambientales, con el fin de nciencia ambiental en la población, desde ın social y sustentable del ambiente.	Informe	8	1.008.548.341
planes para promover la conservación del forestal a nivel nacional, definiendo de sustentabilidad y desarrollando nes con fines de manejo integral ario.	Plan	4	960.226.270
ar y administrar el plan para la ación de la Diversidad Biológica e a al desarrollo socioeconómico del país.	Plan	1	2.009.963.427
y mejorar la calidad ambiental en la.	Evaluación	8	5.625.322.411
ar las políticas de conservación ambiental ı enfoque ecosistémico, tanto a las ıes Generales como a las Direcciones s.	Taller	1	555.891.520
r las evaluaciones integrales de los s componentes ecológicos.	Plan	1	200.000.000
ntación y aplicación de los proyectos eco ıs e interdisciplinarios.	Plan	1	3.203.400.000

'AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ara establecer y mantener un sistema ıl de vigilancia y control ambiental con la :ión de las instituciones comprometidas en ısa y resguardo del ambiente.	Plan	1	707.579.252
r los planes ambientales y territoriales ·ios para el desarrollo sustentable.	Plan	2	2.283.821.578
r el plan ambiental y territorial necesario desarrollo sostenible.	Plan	1	116.316.804
r planes para propiciar la conservación del :e y los recursos naturales, optimizando el la ordenación y la ocupación del territorio, strito Metropolitano y Estado Vargas.	Plan	36	828.620.040
r planes para garantizar la existencia de es niveles de calidad de vida, como reflejo ədecuada gestión ambiental.	Plan	7	825.863.097
de embalses, limpieza y rectificación de para el control de inundaciones y sistema ·, muestreo y análisis físico-químico.	Embalse	1	1.280.488.341
r el plan para preservar, conservar y ər los sistemas ambientales del Estado Amacuro, exaltando la conciencia y ıción de la comunidad para mejorar la ambiental.	Plan	1	589.599.188
·, mitigar y corregir los daños ambientales Estado, a través de la recuperación y ación de áreas frágiles de los ecosistemas ıtrol de inundaciones en el medio urbano-	Informe	4	721.057.866
· el plan para detener el deterioro no ıle del ambiente y sus recursos, aplicando tivo, eficaz y eficiente control sobre la ambiental y la biodiversidad.	Plan	1	1.429.740.070
lar un plan integral de conservación əl y manejo sostenible, a través de as de ordenación del territorio, protección cas, supervisión y control de actividades ntes.	Plan	1	754.468.477
ar áreas intervenidas y conservación de cas de los ríos Santo Domingo y Masparro	Area Recuperada	1	1.491.888.376
Manejo y Programa para la gestión integral :cursos naturales con visión integradora de /olucrados en el desarrollo y consolidación ·es económicos, sociales y políticos.	Plan	4	1.340.530.556

'AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
var y manejar las cuencas hidrográficas y el hídrico, para garantizar su calidad y oilidad.	Cuenca Conservada	1	839.703.124
er el equilibrio ecológico y evitar el deterioro oiente y de los recursos naturales, a fin de zar que el Estado logre un desarrollo able.	Equilibrio ecológico mantenido	1	959.983.890
r un plan para incrementar la calidad de ediante la ordenación, administración y uso able de los recursos naturales, basado en stema de información y planificación tal.	Plan	1	1.030.712.499
ar y conservar las cuencas hidrográficas garantizar el recurso hídrico a las dades.	Cuenca Conservada	3	1.502.296.536
r un plan de ordenación, manejo y ación de las cuencas hidrográficas ias, para garantizar la calidad y cantidad del hídrico de manera oportuna.	Plan	1	1.251.217.711
un plan para consolidar a la Dirección como integradora de las variables icas, sociales y ambientales, incorporando omunidad organizada en el proceso de lo sustentable.	Plan	1	634.325.431
con el Plan Ambiental Estadal que ola como estrategia principal, la inserción riable ambiental en los planes de desarrollo da regional. Cumplir con el plan operativo	Plan	1	1.199.247.819
el Plan de Ordenamiento y Reglamento de la Franja Marino-Costera del Estado	Plan	1	940.084.732
un plan de vigilancia y control de las des que afecten el ambiente, para propiciar ervación y dar respuesta a las emergencias s, en sintonía con el desarrollo de la	Plan	1	1.590.907.152
un plan para gestionar la participación y ación ambiental de los recursos naturales, strumento del desarrollo sustentable.	Plan	1	1.023.934.764
planes para lograr la preservación, uso y de los recursos naturales y del Ambiente, a e la administración del Espacio Territorial y n de la Política Ambiental.	Plan	2	726.278.339

AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
nueva estructura, la DEA Portuguesa se ؛ elaborar un plan para dar respuestas y de excelente calidad, a fin de lograr un llo sustentable en el Estado.	Plan	1	1.527.545.634
r planes para garantizar la conservación y ›vechamiento racional de los recursos ؛s, a través de una gestión ambiental ralizada que promueva la participación nica.	Plan	5	1.738.107.483
r planes para promover la participación y ación ambiental de los recursos naturales es, como instrumento del desarrollo ıble.	Plan	8	907.008.513
ar en la elaboración de los planes de :ión del territorio y en los planes de carácter al que incidan en el territorio del Distrito, · orden general como en las ABRAES.	Plan	1	93.937.955
ar las tramitaciones de solicitudes de iones, autorizaciones, permisos, licencias, s y concesiones para el aprovechamiento de los recursos naturales.	Solicitud	9.853	628.510.952
:ar el aprovechamiento sustentable de los ; naturales, mediante la tramitación de olicitudes de permisiones ambientales.	Solicitud	1	26.877.764
:ar los recursos que se transferirán a los nos adscritos del MARN, con el fin de ;r la operatividad en cada uno de ellos.	Acto Administrativo	1	289.836.788.119
			798.291.010.225

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

RAMAS

IO	Denominación	Presupuesto 2005
	Actividades Centrales	130.086.448.639
	Conservación del Agua y Saneamiento Ambiental	335.813.767.555
	Conservación Ambiental	13.563.351.969
	Ordenación y Administración Ambiental	3.107.717.634
	Actividades Comunes a los Programas 02, 03, 04 y 06	25.227.547.593
	Gestión Administrativa de Permisiones	655.388.716
	Partidas no Asignables a Programas	289.836.788.119
	TOTAL	**798.291.010.225**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

DAS

IO	Denominación	Presupuesto 2005
	Gastos de Personal	**115.372.320.775**
	- Recursos Ordinarios	115.372.320.775
	Materiales y Suministros	**3.595.377.430**
	- Recursos Ordinarios	3.595.377.430
	Servicios no Personales	**22.930.259.668**
	- Recursos Ordinarios	22.930.259.668
	Activos Reales	**325.995.059.999**
	- Recursos Ordinarios	4.665.778.843
	- Programas y Proyectos	321.329.281.156
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**2.000.000.000**
	- Recursos Ordinarios	2.000.000.000
	Transferencias	**328.397.992.353**
	- Recursos Ordinarios	104.609.633.284
	- Programas y Proyectos	203.464.344.269
	- Otras Fuentes de Financiamiento	20.324.014.800
	TOTAL	**798.291.010.225**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**4.622**	**38.493.688.099**
)irectivo	170	3.213.689.148
'rofesional y Técnico	1.909	21.228.078.373
'ersonal Administrativo	1.101	5.955.748.030
)breros	1.442	8.096.172.548
al Contratado	**65**	**501.315.260**
mpleados	52	451.200.000
)breros	13	50.115.260
	4.687	**38.995.003.359**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y ARIOS
3olívares)

ɔ	Denominación	N° de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	82	316.095.240
	321.236 - 371.236	35	140.194.853
	371.237 - 421.237	334	1.611.492.165
	421.238 - 471.238	1.157	6.247.478.792
	471.239 - 521.239	757	4.478.393.641
	521.240 - 571.240	196	1.272.148.366
	571.241 - 621.241	125	894.670.367
	621.242 - 671.242	89	690.596.067
	671.243 - 721.243	110	923.509.968
	721.244 - 771.244	156	1.395.268.409
	771.245 - 821.245	207	1.980.700.894
	821.246 - 871.246	218	2.212.493.318
	871.247 - 921.247	195	2.096.263.700
	921.248 - 971.248	116	1.318.268.854
	971.249 - 1.021.249	124	1.485.238.949
	1.021.250 - 1.071.250	123	1.549.413.804
	1.071.251 Y MAS	663	10.382.775.972
	TOTAL	**4.687**	**38.995.003.359**

ɜNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
Bolívares)

ɉo	Denominación	Presupuesto 2005
;2	Instituto Nacional de Parques (INPARQUES)	36.000.000.000
;4	Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	28.120.000.000
9	Servicio Autónomo Servicios Ambientales del MARN (SAMARN)	53.891.900.000
3	Universidad de Los Andes (ULA)	10.000.000
3	Universidad Central de Venezuela (UCV)	5.000.000
3	Instituto Forestal Latinoamericano	100.000.000
7	Autoridad Unica de Area Parque Nacional Archipiélago los Roques	200.000.000
0	Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (CIDIAT)	267.330.000
4	Fundación de Educación Ambiental	80.000.000
3	Fundación Laboratorio Nacional de Hidráulica	150.000.000
4	Fundación Nacional de Parques Zoológicos y Acuarios	50.000.000
6	Fundación Laboratorio Nacional de Productos Forestales	20.000.000
6	C.A. Hidrológica de Venezuela	97.439.958.319
9	C.A. Hidrológica de la Región Capital	5.800.000.000
1	C.A. Hidrológica del Caribe	1.700.000.000
5	C.A. Hidrológica Páez	1.100.000.000
6	C.A. Hidrológica de los Llanos	1.350.000.000
9	Compañía Nacional de Reforestación (CONARE)	1.669.084.800
8	Sistema Hidráulico Yacambú Quíbor C.A.	52.234.159.950
5	C.A. Hidrológica de la Cordillera Andina.	1.450.000.000
6	Empresa Regional Sistema Hidráulico Trujillano S.A.	450.000.000
7	Empresa Regional Desarrollos Hidráulicos Cojedes C.A.	3.859.375.000
9	Instituto Geográfico de Venezuela "Simón Bolívar"	4.072.310.050
7	Oficina Nacional para el Desarrollo de los Servicios de Agua Potable y de Saneamiento Ambiental (ONDESAPS)	100.000.000
	TOTAL	**290.119.118.119**

ʌCIÓN DE SUBSIDIOS (En Bolívares)

ɜe.	Es.	SE.	Denominación	Presupuesto 2005
)0	00	00	Transferencias	90.000.000
)1	00	00	Transferencias corrientes internas	90.000.000
)1	01	00	Transferencias corrientes al sector privado	90.000.000
)1	01	19	Otros subsidios sociales al sector privado	90.000.000
			• **S1498 - Asociación Civil Bienestar y Ambiente (ABAM)**	**90.000.000**
			- Recursos Ordinarios	90.000.000

ACIÓN DE TRANSFERENCIAS INTERNACIONALES
Bolívares)

Ge.	Es.	SE.	Denominación	Presupuesto 2005
00	00	00	Transferencias	18.043.725.512
03	00	00	Transferencias al exterior	85.999.562
03	01	00	Transferencias al exterior para financiar gastos corrientes	85.999.562
03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	85.999.562
			• **I0079 - Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)**	**85.999.562**
			- Recursos Ordinarios	85.999.562
99	00	00	Transferencias corrientes y de capital diversas	17.957.725.950
99	01	00	Transferencias corrientes diversas	119.185.000
			• **I0082 - Organización de los Estados Americanos (O.E.A.)**	**10.835.000**
			- Recursos Ordinarios	10.835.000
			• **I0093 - Programa de las Naciones Unidas para el Medio Ambiente (P.N.U.M.A.)**	**108.350.000**
			- Recursos Ordinarios	108.350.000
꞉9	02	00	Transferencias de capital diversas	17.838.540.950
			• **I0092 - Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.)**	**17.838.540.950**
			- Programas y Proyectos	17.838.540.950
			Programa de Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional – Programa VENEHMET	17.838.540.950

RAMA: 01 - ACTIVIDADES CENTRALES

ı EJECUTORA: Despacho de la Ministra

꞉S (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ґ, coordinar, formular y evaluar el ꞓsto del Ministerio y sus organismos ꞉, a fin de cumplir con los planes ꞓs.	Evaluación	1	713.207.453

'AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
ıstrar todos los procesos de recursos ɔs del Despacho, a través de una ıación real y objetiva que garantice la encia y el desarrollo del personal altamente ło.	Proceso Administrativo	2.625.000	109.676.642.386
ır auditorias técnicas administrativas.	Auditoria	106	848.865.076
r el plan para proporcionar orientación que permita la coordinación entre los tradores de la materia ambiental.	Plan	1	463.659.035
r planes para promover las negociaciones gramas de cooperación ambiental con nos multilaterales y bilaterales.	Plan	6	1.030.061.318
r plan para promover, preservar y mejorar ıciones de la Institución con organismos ; y privados.	Plan	5	2.288.996.479
r el plan financiero para administrar los ; y preservar y mantener los bienes y es del Ministerio, en cumplimiento de las ias legales establecidas en la normativa	Plan	1	10.846.060.191
r el plan para promocionar y mantener la del MARN con el público, a nivel interno y ;.	Plan	1	2.006.281.486
miento y mejoras de los servicios de ıía de la información y comunicaciones.	Mantenimiento realizado	1	2.023.092.791
en el diseño y formulación de las políticas ƖN, analizando sus impactos.	Taller	1	189.582.424
			130.086.448.639

JMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

AS

ɔ	Denominación	Presupuesto 2005
	Gastos de Personal	**90.615.222.173**
	- Recursos Ordinarios	90.615.222.173
	Materiales y Suministros	**1.121.940.506**
	- Recursos Ordinarios	1.121.940.506

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

ϽAS

ɉo	Denominación	Presupuesto 2005
;	**Servicios no Personales**	**13.933.242.883**
	- Recursos Ordinarios	13.933.242.883
:	**Activos Reales**	**1.708.379.793**
	- Recursos Ordinarios	1.708.379.793
;	**Servicio de la Deuda Pública y Disminución de Otros Pasivos**	**2.000.000.000**
	- Recursos Ordinarios	2.000.000.000
	Transferencias	**20.707.663.284**
	- Recursos Ordinarios	20.707.663.284
	TOTAL	**130.086.448.639**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
Ɜolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**2.002**	**13.736.589.497**
·irectivo	66	1.221.939.576
rofesional y Técnico	341	3.593.783.424
ersonal Administrativo	153	824.693.949
·breros	1.442	8.096.172.548
al Contratado	**65**	**501.315.260**
mpleados	52	451.200.000
·breros	13	50.115.260
	2.067	**14.237.904.757**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y ARIOS

3olívares)

ɔ	Denominación	N° de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	20	77.096.400
	321.236 - 371.236	22	87.734.069
	371.237 - 421.237	182	883.959.188
	421.238 - 471.238	753	4.064.591.556
	471.239 - 521.239	501	2.953.095.402
	521.240 - 571.240	122	791.923.637
	571.241 - 621.241	56	399.832.223
	621.242 - 671.242	36	280.860.015
	671.243 - 721.243	32	267.877.827
	721.244 - 771.244	25	221.349.614
	771.245 - 821.245	55	528.237.927
	821.246 - 871.246	30	301.784.636
	871.247 - 921.247	44	476.421.656
	921.248 - 971.248	15	171.814.843
	971.249 - 1.021.249	6	71.893.523
	1.021.250 - 1.071.250	20	253.941.243
	1.071.251 Y MAS	148	2.405.490.998
	TOTAL	**2.067**	**14.237.904.757**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO

3olívares)

3e.	Es.	SE.	Denominación	Presupuesto 2005
00	00	00	Transferencias	267.330.000
01	00	00	Transferencias corrientes internas	267.330.000
01	02	00	Transferencias corrientes al sector público	267.330.000
01	02	02	Transferencias corrientes a los entes descentralizados	267.330.000
			• **A0200 - Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (CIDIAT)**	**267.330.000**
			- Recursos Ordinarios	267.330.000

ACIÓN DE SUBSIDIOS (En Bolívares)

Se.	Es.	SE.	Denominación	Presupuesto 2005
				90.000.000
)0	00	00	Transferencias	90.000.000
)1	00	00	Transferencias corrientes internas	90.000.000
)1	01	00	Transferencias corrientes al sector privado	90.000.000
)1	01	19	Otros subsidios sociales al sector privado	
			• **S1498 - Asociación Civil Bienestar y Ambiente (ABAM)**	**90.000.000**
			- Recursos Ordinarios	90.000.000

ACIÓN DE TRANSFERENCIAS INTERNACIONALES Bolívares)

Se.	Es.	SE.	Denominación	Presupuesto 2005
				205.184.562
00	00	00	Transferencias	85.999.562
03	00	00	Transferencias al exterior	85.999.562
03	01	00	Transferencias al exterior para financiar gastos corrientes	85.999.562
03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	
			I0079 - Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	**85.999.562**
			- Recursos Ordinarios	85.999.562
				119.185.000
99	00	00	Transferencias corrientes y de capital diversas	119.185.000
99	01	00	Transferencias corrientes diversas	
			I0082 - Organización de los Estados Americanos (O.E.A.)	**10.835.000**
			- Recursos Ordinarios	10.835.000
			I0093 - Programa de las Naciones Unidas para el Medio Ambiente (P.N.U.M.A.)	**108.350.000**
			- Recursos Ordinarios	108.350.000

,RAMA: 02 - CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL

) EJECUTORA: Despacho del Viceministro del Agua

Este programa tiene como objetivo la conservación, gestión y administración del recurso agua, partiendo ɜs cuencas captadoras de agua hasta su vertido en el mar, incluyendo la administración de agua, el control ıdaciones, saneamiento de embalses, conservación y saneamiento de cuencas altas, medias y bajas, :cción de cloacas, acueductos y plantas de tratamiento, con miras a dotar al país de la infraestructura ła para aprovechar racionalmente los recursos naturales.

Por otra parte, se han asignado créditos presupuestarios para el manejo integral del recurso hídrico en ; hidrográficas, así como al Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.), con el to de proseguir las obras de la Planta Norte de Maracaibo, Abastecimiento de Agua Potable en la ıla de la Guajira, Saneamiento Ambiental Agua y Cloacas, Acueducto Metropolitano de Caracas, Aguas de ɟuas de Monagas, Sistema de Pronóstico Hidrometeorológico Nacional, entre otros.

AS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
r estudios y proyectos, usando como apoyo ción básica hidrometeorológica y de suelos, łe promover el manejo de las cuencas :ando el recurso hídrico.	Estudio	6	2.787.962.730
ɜr y supervisar las labores de construcción, :iones y manejos de obras de ingeniería tal a nivel nacional.	Supervisión	60	13.142.227.036
ıar, supervisar y controlar los grandes os de ingeniería y saneamiento ambiental el aprovechamiento de los recursos :os.	Proyecto supervisado	60	286.254.437.626
r los estudios y proyectos requeridos para er las obras de ingeniería ambiental.	Estudio	20	7.152.143.222
r obras de mantenimientos preventivos y vos a las obras de equipamiento ambiental.	Obra	45	8.019.639.187
ır estudios y proyectos que apoyen el sustentable de las cuencas y la cción obras de equipamiento ambiental.	Proyecto	1	218.816.804
:ionar observaciones y pronósticos ɔlógicos e hidrológicos.	Plan	1	17.838.540.950
integral del recurso hídrico en las cuencas áficas con el fin de mejorar el recurso.	Plan	1	400.000.000
			335.813.767.555

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS io	Denominación	Presupuesto 2005
	Gastos de Personal	**1.948.602.155**
	- Recursos Ordinarios	1.948.602.155
	Materiales y Suministros	**173.566.060**
	- Recursos Ordinarios	173.566.060
	Servicios no Personales	**1.453.521.832**
	- Recursos Ordinarios	1.453.521.832
	Activos Reales	**314.384.536.558**
	- Recursos Ordinarios	1.949.588.000
	- Programas y Proyectos	312.434.948.558
	• Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	9.600.000.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Cumaná Carúpano)	9.160.000.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	6.779.340.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	17.550.000.000
	• Sistema Taguaza-Tuy IV, Acueducto Metropolitano	2.900.000.000
	• Reparación y Reconstrucción Presa El Guapo	15.050.000.000
	• Saneamiento Integral Cuenca Río Tuy, Estado Miranda	7.812.500
	• Saneamiento Integral del Estado Miranda	8.857.771.768
	• Saneamiento del Litoral Central del Estado Vargas	7.000.000.000
	• Saneamiento Ambiental Integral Litoral Occidental	5.000.000.000
	• Saneamiento Ambiental del Lago de Valencia	12.523.750.000
	• Saneamiento del Estado Falcón	9.500.000.000
	• Sistema Falconiano II	8.336.050.000
	• Saneamiento Integral del Estado Lara	10.750.000.000
	• Saneamiento Ambiental del Estado Barinas	6.000.000.000
	• Saneamiento Río Motatán	1.000.000.000
	• Saneamiento Ambiental Delta Amacuro	2.000.000.000
	• Desarrollo Embalse Dos Bocas	2.000.000.000
	• Plan Nacional para la Protección de Cauces y Protección de Márgenes	6.838.165.950
	• Colector Playa (Puerto La Cruz)	3.000.000.000
	• Plan Nacional de Desechos Sólidos	10.048.958.340
	• Saneamiento Ambiental Integral Lago de Maracaibo	24.400.000.000
	• Plan de Manejo de Programa de Conservación de las Cuencas de los Ríos Carinicuao y Manzanares (Edo. Sucre) y Cuenca del Río Huegue (Estado Falcón) I Fase.	330.000.000
	• Ampliación del Sistema de Agua Potable Clavellinos, Estados Nueva Esparta y Sucre	2.048.700.000
	• Saneamiento Ambiental Integral Estado Guárico	1.000.000.000
	• Sistema de Generación no Convencional al Archipiélago Los Roques	350.000.000
	• Gestión Integral de los Recursos Hídricos en las Cuencas de los Ríos Guárico, Tocuyo, Pereño y Caura.	400.000.000
	• Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	400.000.000
	• Mejora, Construcción y Ampliación de la Sede del MARN	150.000.000
	• Programa Nacional de Gerencia Ambiental II	3.000.000.000

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS IO	Denominación	Presupuesto 2005
	▪ Acueducto Bolivariano del Estado Falcón	90.000.000.000
	▪ Saneamiento de la Vela de Coro	4.300.000.000
	▪ Aprovechamiento Presa El Pilar, Carúpano, Estado Sucre	6.450.000.000
	▪ Aprovechamiento Integral Cuenca Río Motatán, Estado Trujillo	2.150.000.000
	▪ Reconstrucción del Sistema de Cloacas Vargas (Los Roques)	679.400.000
	▪ Embalse Puerto Maya Litoral Central Estado Vargas	6.450.000.000
	▪ Nuevo Acueducto de Maracaibo – El Diluvio (Construcción Nuevo Acueducto)	12.125.000.000
	▪ Rehabilitación de Embalses a Nivel Nacional	4.300.000.000
	Transferencias	**17.853.540.950**
	- Recursos Ordinarios	15.000.000
	- Programas y Proyectos	17.838.540.950
	▪ Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional	17.838.540.950
	TOTAL	**335.813.767.555**

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**203**	**1.948.602.155**
irectivo	15	288.134.016
rofesional y Técnico	117	1.265.897.556
ersonal Administrativo	71	394.570.583
	203	**1.948.602.155**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y ARIOS

3olívares)

o	Denominación	N° de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	6	23.128.920
	321.236 - 371.236		
	371.237 - 421.237	10	46.715.248
	421.238 - 471.238	20	105.875.431
	471.239 - 521.239	25	150.847.197
	521.240 - 571.240	11	72.514.366
	571.241 - 621.241	12	85.929.529
	621.242 - 671.242	7	53.689.959
	671.243 - 721.243	11	92.467.693
	721.244 - 771.244	8	71.051.239
	771.245 - 821.245	10	95.239.840
	821.246 - 871.246	7	70.931.530
	871.247 - 921.247	14	150.224.137
	921.248 - 971.248	5	56.127.614
	971.249 - 1.021.249	8	96.385.846
	1.021.250 - 1.071.250	6	75.265.568
	1.071.251 Y MAS	43	702.208.038
	TOTAL	**203**	**1.948.602.155**

;NACIONES A ORGANISMOS DEL SECTOR PÚBLICO

3olívares)

3e.	Es.	SE.	Denominación	Presupuesto 2005
00	00	00	Transferencias	15.000.000
01	00	00	Transferencias corrientes internas	15.000.000
01	02	00	Transferencias corrientes al sector público	15.000.000
01	02	02	Transferencias corrientes a los entes descentralizados	15.000.000
			• **A0083 - Universidad de Los Andes (ULA)**	**10.000.000**
			- Recursos Ordinarios	10.000.000
			• **A0093 - Universidad Central de Venezuela (UCV)**	**5.000.000**
			- Recursos Ordinarios	5.000.000

ACIÓN DE TRANSFERENCIAS INTERNACIONALES
Bolívares)

;e.	Es.	SE.	Denominación	Presupuesto 2005
)0	00	00	Transferencias	17.838.540.950
)9	00	00	Transferencias corrientes y de capital diversas	17.838.540.950
)9	02	00	Transferencias de capital diversas	17.838.540.950
			10092 - Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.).	**17.838.540.950**
			- Programas y Proyectos	17.838.540.950
			Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional	17.838.540.950

ECTO: 01 - DIRECCIÓN Y COORDINACIÓN

) EJECUTORA: Despacho del Viceministro del Agua

Este Proyecto centraliza y coordina los recursos que se destinarán a financiar la Planta Norte de bo, la continuación de las obras de Abastecimiento y Agua Potable en la Península de la Guajira, Apoyo a janización del Sector Agua potable y Saneamiento, Programa de Saneamiento Ambiental Agua y Cloacas ; de Lara.

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

›AS o	Denominación	Presupuesto 2005
	Gastos de Personal	**41.316.804**
	- Recursos Ordinarios	41.316.804
	Materiales y Suministros	**52.500.000**
	- Recursos Ordinarios	52.500.000
	Servicios no Personales	**125.000.000**
	- Recursos Ordinarios	125.000.000
	TOTAL	**218.816.804**

'ECTO: 02 - MANEJO INTEGRAL DEL RECURSO HIDRICO EN CUENCAS ƆGRAFICAS

Ɔ EJECUTORA: Coordinación del Manejo Integral del Recurso Hídrico en Cuencas Hidrográficas

Este proyecto tiene como objetivo la realización de estudios y planes que orienten la incorporación de los de las cuencas de los ríos Guárico, Pereño, Tocuyo, y Caura, hacia la conformación de los Consejos de ıs y su puesta en marcha, para la gestión integrada del recurso hídrico.

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

ıo	Denominación	Presupuesto 2005
	Activos Reales	**400.000.000**
	- Programas y Proyectos	400.000.000
	• Gestión Integral de los Recursos Hídricos en las Cuencas de los Ríos Guárico, Tocuyo, Pereño y Caura.	400.000.000
	TOTAL	**400.000.000**

Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)															Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS											
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TN-0001	Gestión Integral de los Recursos Hídricos en las Cuencas de los Ríos Guárico, Tocuyo, Pereño y Caura	2005	2006	I	1-%	30.000,00			400,00	400,00	29.600,00					400,00	400,00	29.600,00		0,0	1,3	98,7	
	TOTALES					30.000,00			400,00	400,00	29.600,00					400,00	400,00	29.600,00					

ECTO: 03 - PROYECTOS ESPECIALES DE INGENIERIA AMBIENTAL

) EJECUTORA: Dirección General de Equipamiento Ambiental

Tiene como objetivo la dirección y coordinación de los proyectos, las políticas y directrices a seguir, en con los planes del Despacho; especialmente la supervisión , ejecución y control de los grandes proyectos :amiento ambiental y aprovechamiento de los recursos hidráulicos, cuya fuente de financiamiento proviene tamos amparados por la banca bilateral y multilateral. De igual modo, se instrumentan y controlan todos los ›s administrativos que dan sustentación a los proyectos.

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS o	Denominación	Presupuesto 2005
	Gastos de Personal	**376.924.060**
	- Recursos Ordinarios	376.924.060
	Materiales y Suministros	**22.276.900**
	- Recursos Ordinarios	22.276.900
	Servicios no Personales	**33.454.058**
	- Recursos Ordinarios	33.454.058
	Activos Reales	**285.821.782.608**
	- Recursos Ordinarios	5.000.000
	- Programas y Proyectos	285.816.782.608
	• Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	9.600.000.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Cumaná Carúpano)	9.160.000.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	6.779.340.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	17.550.000.000
	• Sistema Taguaza-Tuy IV, Acueducto Metropolitano	2.900.000.000
	• Reparacion y Reconstruccion Presa El Guapo	15.050.000.000
	• Saneamiento Integral Cuenca Río Tuy, Estado Miranda	7.812.500
	• Saneamiento Integral del Estado Miranda	8.857.771.768
	• Saneamiento del Litoral Central del Estado Vargas	7.000.000.000
	• Saneamiento Ambiental Integral Litoral Occidental	5.000.000.000
	• Saneamiento Ambiental del Lago de Valencia	12.523.750.000
	• Saneamiento del Estado Falcón	9.500.000.000
	• Sistema Falconiano II	8.336.050.000
	• Saneamiento Ambiental del Estado Barinas	6.000.000.000
	• Saneamiento Río Motatán	1.000.000.000
	• Colector Playa (Puerto La Cruz)	3.000.000.000
	• Programa Nacional de Gerencia Ambiental II	3.000.000.000
	• Acueducto Bolivariano del Estado Falcón	90.000.000.000
	• Saneamiento de la Vela de Coro	4.300.000.000
	• Aprovechamiento Presa El Pilar. Carúpano, Estado Sucre	6.450.000.000
	• Aprovechamiento Integral Cuenca Río Motatán, Estado Trujillo	2.150.000.000

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

)AS IO	Denominación	Presupuesto 2005
	• Reconstrucción del Sistema de Cloacas Vargas (Los Roques)	679.400.000
	• Embalse Puerto Maya Litoral Central, Estado Vargas	6.450.000.000
	• Nuevo Acueducto de Maracaibo - El Diluvio (Construcción Nuevo Acueducto)	12.125.000.000
	• Plan Nacional de Desechos Sólidos	10.048.958.340
	• Saneamiento Ambiental Integral Lago de Maracaibo	24.400.000.000
	• Ampliación del Sistema de Agua Potable Clavellinos, Estados Nueva Esparta y Sucre	2.048.700.000
	• Saneamiento Ambiental Integral Estado Guárico	1.000.000.000
	• Sistema de Generación no Convencional al Archipiélago Los Roques	350.000.000
	• Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	400.000.000
	• Mejora, Construcción y Ampliación de la Sede del MARN	150.000.000
	TOTAL	**286.254.437.626**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 03 PROYECTOS ESPECIALES DE INGENIERIA AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
AN-0001	Saneamiento Ambiental Integral Litoral Nor Oriental Tramo-Anzoategui	2003	2008	E	1-%	35.000,00	3.900,00		17.550,00	17.550,00	13.550,00	3.900,00				17.550,00	17.550,00	6.000,00	7.550,00	11,4	50,1	17,1	21,5
AN-0002	Colector Playa (Puerto la Cruz)	2004	2007	E	1-%	14.000,00	1.000,00		3.000,00	3.000,00	10.000,00	1.000,00				3.000,00	3.000,00	2.000,00	8.000,00	7,1	21,4	14,3	57,1
BA-0001	Saneamiento Ambiental del Estado Barinas	2004	2009	E	1-%	25.000,00	1.000,00		6.000,00	6.000,00	18.000,00	1.000,00				6.000,00	6.000,00	8.000,00	10.000,00	4,0	24,0	32,0	40,0
BO-0002	Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	2005	2006	I	1-%	30.000,00			400,00	400,00	29.600,00					400,00	400,00	29.600,00		0,0	1,3	98,7	0,0
CA-0001	Saneamiento Ambiental del Lago de Valencia	1996	2008	E	1-%	250.000,00	95.241,00		12.523,75	12.523,75	142.235,25	95.241,00				12.523,75	12.523,75	15.000,00	127.235,25	38,1	5,0	6,0	50,9
FA-0001	Sistema Falconiano II	1999	2008	E	1-%	72.000,00	16.883,00		8.336,05	8.336,05	46.780,95	16.883,00				8.336,05	8.336,05	6.000,00	40.780,95	23,4	11,6	8,3	56,6
FA-0002	Saneamiento Ambiental Integral Litoral Occidental	2001	2008	E	1-%	58.000,00	14.350,00		5.000,00	5.000,00	38.650,00	14.350,00				5.000,00	5.000,00	6.000,00	32.650,00	24,7	8,6	10,3	56,3
FA-0003	Saneamiento del Estado Falcón	2004	2008	E	1-%	65.800,00	900,00		9.500,00	9.500,00	55.400,00	900,00				9.500,00	9.500,00	8.000,00	47.400,00	1,4	14,4	12,2	72,0
FA-0004	Saneamiento de la Vela de Coro	2004	2007	E	1-%	27.000,00	3.200,00		4.300,00	4.300,00	19.500,00	3.200,00				4.300,00	4.300,00	3.000,00	16.500,00	11,9	15,9	11,1	61,1
FA-0010	Acueducto Bolivariano del Estado Falcón	2003	2006	E	1-%	612.000,00	153.812,00		90.000,00	90.000,00	368.188,00	153.812,00				90.000,00	90.000,00	100.000,00	268.188,00	25,1	14,7	16,3	43,8
GU-0001	Saneamiento Ambiental Integral del Estado Guárico	2005	2008	I	1-%	25.000,00			1.000,00	1.000,00	24.000,00					1.000,00	1.000,00	6.000,00	18.000,00	0,0	4,0	24,0	72,0
MI-0005	Sistema Taguaza Tuy IV Acueducto Metropolitano	1999	2008	E	1-%	372.000,00	79.700,00		2.900,00	2.900,00	289.400,00	79.700,00				2.900,00	2.900,00	10.000,00	279.400,00	21,4	0,8	2,7	75,1
MI-0006	Saneamiento Integral del Estado Miranda	2001	2007	E	1-%	25.000,00	5.500,00		8.857,77	8.857,77	10.642,,33	5.500,00				8.857,77	8.857,77	2.000,00	8.642,23	22,0	35,4	8,0	34,6
MI-0008	Saneamiento Integral Cuenca Río Tuy Estado Miranda	2001	2008	E	1-%	25.000,00	3.900,00		7,81	7,81	21.092,19	3.900,00				7,81	7,81	1.000,00	20.092,19	15,6	0,0	4,0	80,4
MI-0009	Reparación y Reconstrucción Presa El Guapo	2000	2007	E	1-%	115.000,00	15.000,00		15.050,00	15.050,00	84.950,00	15.000,00				15.050,00	15.050,00	10.000,00	74.950,00	13,0	13,1	8,7	65,2
MO-0001	Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	2004	2007	E	1-%	20.000,00	1.000,00		6.779,34	6.779,34	12.220,66	1.000,00				6.779,34	6.779,34	3.000,00	9.220,66	5,0	33,9	15,0	48,1

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 03 PROYECTOS ESPECIALES DE INGENIERIA AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
NE-0001	Rehabilitación y Saneamiento del Recurso Agua Estado Nueva Esparta Fase III	2003	2008	E	1-%	35.000,00	3.870,00		9.600,00	9.600,00	21.530,00	3.870,00				9.600,00	9.600,00	6.000,00	15.530,00	11,1	27,4	17,1	44,4
SU-0001	Saneamiento Ambiental Integral Litoral NorOriental (Tramo Cumaná-Carúpano)	2001	2008	E	1-%	124.000,00	64.812,00		9.160,00	9.160,00	50.028,00	64.812,00				9.160,00	9.160,00	10.000,00	40.028,00	52,3	7,4	8,1	32,3
SU-0002	Aprovechamiento Presa El Pilar, Carúpano Estado Sucre	2005	2007	I	1-%	27.000,00			6.450,00	6.450,00	20.550,00					6.450,00	6.450,00	2.000,00	18.550,00		23,9	7,4	68,7
SU-0003	Ampliación del Sistema de Agua Potable Clavellinos Estado Nueva Esparta y Sucre	2005	2007	I	1-%	57.000,00			2.048,70	2.048,70	54.951,30					2.048,70	2.048,70	1.000,00	53.951,30		3,6	1,8	94,6
TN-0007	Programa Nacional de Gerencia Ambiental II	2005	2006	I	1-%	7.680,00			3.000,00	3.000,00	4.680,00					3.000,00	3.000,00	1.000,00	3.680,00		39,1	13,0	47,9
TN-0013	Mejora, Construcción y Ampliación de la Sede del MARN	2005	2009	I	1-%	300.000,00			150,00	150,00	299.850,00					150,00	150,00		299.850,00		0,1		99,9
TN-0014	Plan Nacional de Desechos Sólidos	2004	2006	E	1-%	25.000,00			10.048,96	10.048,96	14.951,04					10.048,96	10.048,96	1.000,00	13.951,04		40,2	4,0	55,8
TR-0001	Saneamiento Río Motatán	2004	2008	E	1-%	12.000,00	1.000,00		1.000,00	1.000,00	10.000,00	1.000,00				1.000,00	1.000,00	2.000,00	8.000,00	8,3	8,3	16,7	66,7
TR-0002	Aprovechamiento Integral Cuenca Río Motatán Estado Trujillo	2005	2005	I	1-%	2.150,00			2.150,00	2.150,00						2.150,00	2.150,00				100,0		
VA-0002	Saneamiento del Litoral Central del Estado Vargas	2001	2007	E	1-%	32.000,00	8.600,00		7.000,00	7.000,00	16.400,00	8.600,00				7.000,00	7.000,00	3.000,00	13.400,00	26,9	21,9	9,4	41,9
VA-0004	Reconstrucción del Sistema de Cloacas Vargas (Los Roques)	2005	2005	I	1-%	679,40			679,40	679,40						679,40	679,40				100,0		
VA-0005	Sistema de Generación no Convencional Archipiélago Los Roques	2005	2008	I	1-%	7.800,00			350,00	350,00	7.450,00					350,00	350,00	2.000,00	5.450,00		4,5	25,6	69,9
VA-0006	Embalse Puerto Maya Litoral Central Estado Vargas	2005	2007	I	1-%	300.000,00			6.450,00	6.450,00	293.550,00					6.450,00	6.450,00	5.000,00	288.550,00		2,1	1,7	96,2

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 03 PROYECTOS ESPECIALES DE INGENIERIA AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS Cód	OBRAS DENOMINACIÓN	AÑO Inicio	AÑO Final	SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares) Costo Total	CONTRATOS Tramitado al 31/12/04	CONTRATOS POR TRAMITAR AÑO 2005 Ordinario	CONTRATOS POR TRAMITAR AÑO 2005 Extraordinario	CONTRATOS POR TRAMITAR AÑO 2005 Total	CONTRATOS POR TRAMITAR Años Posteriores	Asignado al 31/12/04	ASIGNACIONES ESTIMADAS 2005 PRESUPUESTO ORDINARIO Contratos Vigentes	PRESUPUESTO ORDINARIO Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	PRESUPUESTO EXTRAORDINARIO Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/04	05	06	Años Post.
ZU-0002	Nuevo Acueducto de Maracaibo - El Diluvio (Construcción Nuevo Acueducto)	2005	2007	I	1-%	30.000,00			12.125,00	12.125,00	17.875,00					12.125,00	12.125,00	5.000,00	12.875,00		40,4	16,7	42,9
ZU-0003	Saneamiento Ambiental Integral Lago de Maracaibo	2005	2007	I	1-%	30.000,00			24.400,00	24.400,00	5.600,00					24.400,00	24.400,00	3.000,00	2.600,00		81,3	10,0	8,7
	TOTALES					2.781.109,40	473.668,00		285.816,78	285.816,78	2.001.824,72	473.668,00				285.816,78	285.816,78	256.600,00	1.745.024,62				

PROYECTO: 04 - ESTUDIOS Y PROYECTOS

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Este proyecto se encargará de poner en marcha los estudios que deben realizarse para la construcción, desarrollo y utilización de las obras hidráulicas y de infraestructura ambiental, para el aprovechamiento racional de los recursos naturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**264.491.668**
	- Recursos Ordinarios	264.491.668
4.02	**Materiales y Suministros**	**19.933.960**
	- Recursos Ordinarios	19.933.960
4.03	**Servicios no Personales**	**25.861.644**
	- Recursos Ordinarios	25.861.644
4.04	**Activos Reales**	**6.841.855.950**
	- Recursos Ordinarios	3.690.000
	- Programas y Proyectos	6.838.165.950
	• Plan Nacional para la Protección de Cauces y Protección de Márgenes	6.838.165.950
	TOTAL	**7.152.143.222**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 04 ESTUDIOS Y PROYECTOS
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TN-0011	Plan Nacional para la Protección de Cauces y Protección de Márgenes	2004	2006	E	1-%	50.000,00	4.000,00		6.838,17	6.838,17	39.161,83	4.000,00				6.838,17	6.838,17	39.161,83		8,0	13,7	78,3	
	TOTALES					50.000,00	4.000,00		6.838,17	6.838,17	39.161,83	4.000,00				6.838,17	6.838,17	39.161,83					

PROYECTO: 05 - INGENIERIA AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

El objetivo de este proyecto es dirigir, controlar y supervisar las labores de construcción, ampliación y manejo de obras de equipamiento, para el aprovechamiento de los recursos naturales y protección del medio ambiente, a través de la ejecución de obras de construcciones y/o ampliaciones de sistemas de abastecimiento de agua potable.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**342.795.436**
	- Recursos Ordinarios	342.795.436
4.02	**Materiales y Suministros**	**16.000.000**
	- Recursos Ordinarios	16.000.000
4.03	**Servicios no Personales**	**28.431.600**
	- Recursos Ordinarios	28.431.600
4.04	**Activos Reales**	**12.755.000.000**
	- Recursos Ordinarios	5.000.000
	- Programas y Proyectos	12.750.000.000
	• Saneamiento Integral del Estado Lara	10.750.000.000
	• Saneamiento Ambiental Delta Amacuro	2.000.000.000
	TOTAL	**13.142.227.036**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 05 INGENIERIA AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						CONTRATOS							ASIGNACIONES ESTIMADAS										
							POR TRAMITAR						ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
DA-0001	Saneamiento Ambiental Delta Amacuro	2004	2008	E	1-%	27.000,00	1.000,00		2.000,00	2.000,00	24.000,00	1.000,00				2.000,00	2.000,00	3.000,00	21.000,00	3,7	7,4	11,1	77,8
LA-0001	Saneamiento Integral del Estado Lara	2004	2007	E	1-%	30.000,00	900,00		10.750,00	10.750,00	18.350,00	900,00				10.750,00	10.750,00	3.000,00	15.350,00	3,0	35,8	10,0	51,2
	TOTALES					57.000,00	1.900,00		12.750,00	12.750,00	42.350,00	1.900,00				12.750,00	12.750,00	6.000,00	36.350,00				

PROYECTO: 06 - OPERACIONES Y MANTENIMIENTO DE OBRAS

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Tiene como propósito el mantenimiento preventivo y correctivo, las mejoras o ampliaciones de las obras de equipamiento ambiental, destacándose por su importancia estratégica el mantenimiento de los embalses ubicados en todo el territorio nacional, plantas de tratamiento de aguas servidas en los sistemas de saneamiento, con la finalidad de prestar el servicio de entrega de agua para los diferentes usos en forma oportuna y calidad adecuada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**181.746.457**
	- Recursos Ordinarios	181.746.457
4.02	**Materiales y Suministros**	**14.555.200**
	- Recursos Ordinarios	14.555.200
4.03	**Servicios no Personales**	**19.439.530**
	- Recursos Ordinarios	19.439.530
4.04	**Activos Reales**	**7.803.898.000**
	- Recursos Ordinarios	1.503.898.000
	- Programas y Proyectos	6.300.000.000
	• Desarrollo Embalse Dos Bocas	2.000.000.000
	• Rehabilitación de Embalses a Nivel Nacional	4.300.000.000
	TOTAL	**8.019.639.187**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 06 OPERACIONES Y MANTENIMIENTO DE OBRA
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
LA-0002	Desarrollo Embalse Dos Bocas	2004	2006	E	1-%	30.000,00	1.000,00		2.000,00	2.000,00	27.000,00	1.000,00				2.000,00	2.000,00	27.000,00		3,3	6,7	90,0	
TN-0002	Mantenimiento y Vigilancia de las Plantas de Tratamientos Adscritas al MARN	2005	2005	I	1-Proyecto	1.400,00		1.400,00		1.400,00				1.400,00			1.400,00				100,0		
TN-0003	Rehabilitación de Embalses a Nivel Nacional	2005	2006	I	1-%	20.000,00			4.300,00	4.300,00	15.700,00					4.300,00	4.300,00	15.700,00			21,5	78,5	
	TOTALES					51.400,00	1.000,00	1.400,00	6.300,00	7.700,00	42.700,00	1.000,00		1.400,00		6.300,00	7.700,00	42.700,00					

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 06 OPERACIONES Y MANTENIMIENTO DE OBRA
Partida: 404140100 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS: Cód	OBRAS: DENOMINACIÓN	AÑO: Inicio	AÑO: Final	SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares): Costo Total	CONTRATOS: Tramitado al 31/12/04	CONTRATOS: POR TRAMITAR: AÑO 2005: Ordinario	CONTRATOS: POR TRAMITAR: AÑO 2005: Extraordinario	CONTRATOS: POR TRAMITAR: AÑO 2005: Total	CONTRATOS: POR TRAMITAR: Años Posteriores	Asignado al 31/12/04	ASIGNACIONES ESTIMADAS: ESTIMADAS 2005: PRESUPUESTO ORDINARIO: Contratos Vigentes	ASIGNACIONES ESTIMADAS: ESTIMADAS 2005: PRESUPUESTO ORDINARIO: Nuevos Contratos	ASIGNACIONES ESTIMADAS: ESTIMADAS 2005: PRESUPUESTO EXTRAORDINARIO: Contratos Vigentes	ASIGNACIONES ESTIMADAS: ESTIMADAS 2005: PRESUPUESTO EXTRAORDINARIO: Nuevos Contratos	ASIGNACIONES ESTIMADAS: Total Asignación 2005	ASIGNACIONES ESTIMADAS: Año 2006	ASIGNACIONES ESTIMADAS: Años Posteriores	Ejecución Física Proyectada (%): Al 31/12/04	Ejecución Física Proyectada (%): 05	Ejecución Física Proyectada (%): 06	Ejecución Física Proyectada (%): Años Post.
TN-0002	Coordinación, supervisión e inspección del mantenimiento de obras en los embalses adscritos al MARN a Nivel Nacional	2005	2005	I	1-Inspección	100,00		100,00		100,00				100,00			100,00				100,0		
	TOTALES					100,00		100,00		100,00				100,00			100,00						

PROYECTO: 07 - MODERNIZACION DE PRONOSTICOS HIDROMETEOROLOGICO NACIONAL

UNIDAD EJECUTORA: Coordinación del Programa de Modernización del Sistema Pronóstico Hidrometeorológico Nacional

Es un proyecto interinstitucional, en el cual participan las siguientes entidades: MARN (organismo ejecutor), INIA, UCV, EDELCA, ARMADA, CNMEH, FAV, CIDIAT. Su finalidad principal es fortalecer institucionalmente los entes que participan en el programa, así como mejorar la coordinación de las actividades vistas como un sistema.

El propósito fundamental consiste en crear el Centro Nacional de Alerta y Pronóstico Hidrometeorológico y modernizar las redes de estaciones de medición automáticas; así como la transmisión de información en tiempo real.

Contribuir al mejoramiento de la generación de información y de los pronósticos, relativos a los fenómenos meteorológicos e hidrológicos de los aspectos climáticos, orientados a garantizar la seguridad de los ciudadanos, aumentar la eficiencia de las actividades socioeconómicas de la nación y hacer uso racional de los recursos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.07	**Transferencias**	**17.838.540.950**
	- Programas y Proyectos	17.838.540.950
	▪ Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional	17.838.540.950
	TOTAL	**17.838.540.950**

PROYECTO: 08 - CONSERVACIÓN DE CUENCAS HIDROGRÁFICAS

UNIDAD EJECUTORA: Dirección General de Cuencas Hidrográficas

Tiene como objetivo la administración de los recursos agua y suelos, sobre la base del aprovechamiento y conservación integral de las cuencas hidrográficas nacionales e internacionales, a los fines contribuir al desarrollo socioeconómico del país, satisfaciendo la demanda hídrica en calidad y cantidad de los diferentes sectores del país.

La política básica del proyecto consiste en impulsar el concepto de cuenca hidrográfica, como la base fundamental de la gestión y planificación de los recursos naturales, a través de la generación de información básica de los recursos suelos y agua. Adicionalmente, organizar a la población para que participe en todas las etapas del proceso de gestión ambiental, diseñar y ejecutar prácticas conservacionistas, a objeto de controlar y/o minimizar los procesos erosivos, apoyar técnicamente a los productores y cooperativas agrícolas para la adopción de procesos adecuados al medio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**741.327.730**
	- Recursos Ordinarios	741.327.730
4.02	**Materiales y Suministros**	**48.300.000**
	- Recursos Ordinarios	48.300.000
4.03	**Servicios no Personales**	**1.221.335.000**
	- Recursos Ordinarios	1.221.335.000
4.04	**Activos Reales**	**762.000.000**
	- Recursos Ordinarios	432.000.000
	- Programas y Proyectos	330.000.000
	• Plan de Manejo de Programa de Conservación de las Cuencas de los Ríos Carinicuao y Manzanares (Edo. Sucre) y Cuenca del Río Huegue (Edo. Falcón) – Primera Fase	330.000.000
4.07	**Transferencias**	**15.000.000**
	- Recursos Ordinarios	15.000.000
	TOTAL	**2.787.962.730**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DEL AGUA Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 CONSERVACIÓN DE CUENCAS HIDROGRÁFICAS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	Estudios para la Conservación y Manejo Racional de Cuencas Hidrográficas Prioritarias	2005	2005	I	2-Estudio	400,00		400,00		400,00				400,00			400,00				100,0		
TN-0002	Estudio para la Protección de Cuencas Internacionales Dentro del Proyecto GEO-VENEZUELA	2005	2005	I	1-Estudio	32,00		32,00		32,00				32,00			32,00				100,0		
TN-0003	Plan de Manejo de Programa de Conservación de las Cuencas de los Ríos Carinicuao y Manzanares (Estado Sucre) y Cuenca del Río Hueque (Estado Falcón) I Fase	2005	2005	I	1-Plan	330,00			330,00	330,00						330,00	330,00				100,0		
	TOTALES					762,00		432,00	330,00	762,00				432,00		330,00	762,00						

PROGRAMA: 03 - CONSERVACION AMBIENTAL

UNIDAD EJECUTORA: Despacho del Viceministro de Conservación Ambiental

Este programa tiene como objetivo la conservación y gestión de los recursos naturales; proyectos ecosistémicos e interdisciplinarios; el control de la calidad ambiental y áreas protegidas; el diseño e implementación de las políticas educativas ambientales y concientización de la comunidad, como propósito fundamental de la conservación, mejoramiento y preservación del ambiente; diversidad biológica, el manejo y control de recursos forestales, la generación de información básica ambiental y la valoración económica de recursos de las áreas marino – costeras.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinación, supervisión, promoción y divulgación de actividades educativo-ambientales, con el fin de crear conciencia ambiental en la población, desde una visión social y sustentable del ambiente.	Informe	8	1.008.548.341
Elaborar planes para promover la conservación del recurso forestal a nivel nacional, definiendo políticas de sustentabilidad y desarrollando condiciones con fines de manejo integral comunitario	Plan	4	960.226.270
Coordinar y administrar el plan para la conservación de la Diversidad Biológica e integrarla al desarrollo socioeconómico del país	Plan	1	2.009.963.427
Evaluar y mejorar la calidad ambiental en Venezuela	Evaluación	8	5.625.322.411
Incorporar las políticas de conservación ambiental bajo un enfoque ecosistémico, tanto a las Direcciones Generales como a las Direcciones Estadales	Taller	1	555.891.520
Promover las evaluaciones integrales de los diferentes componentes ecológicos	Plan	1	200.000.000
Implementación y aplicación de los proyectos ecosistémicos e interdisciplinarios	Plan	1	3.203.400.000
TOTAL			**13.563.351.969**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**2.784.118.283**
	- Recursos Ordinarios	2.784.118.283
4.02	**Materiales y Suministros**	**627.112.047**
	- Recursos Ordinarios	627.112.047
4.03	**Servicios no Personales**	**1.713.212.701**
	- Recursos Ordinarios	1.713.212.701
4.04	**Activos Reales**	**8.438.908.938**
	- Recursos Ordinarios	544.576.340
	- Programas y Proyectos	7.894.332.598
	• Implementación y Puesta en Marcha del Plan Nacional de Residuos y Desechos	210.000.000
	• Laboratorio de Referencia para Detección de Organismos Genéticamente Modificados (OMG´S)	1.071.376.254
	• Fortalecimiento de los Laboratorios Ambientales del MARN	210.000.000
	• Transporte, Tratamiento y Disposición Final de Desechos de Plaguicidas Almacenados en El Cenizo, Edo. Trujillo	2.731.936.344
	• Sistemas Ecológicos de Venezuela	3.203.400.000
	• Centro de Recuperación de Fauna Silvestre y Acuática	267.620.000
	• Proyecto de Gestión Ambiental	200.000.000
	TOTAL	**13.563.351.969**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**261**	**2.784.118.283**
- Directivo	34	633.444.948
- Profesional y Técnico	159	1.780.665.598
- Personal Administrativo	68	370.007.737
TOTAL	**261**	**2.784.118.283**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	11.564.460
II	321.236 - 371.236	2	8.247.780
III	371.237 - 421.237	19	90.845.686
IV	421.238 - 471.238	14	75.076.466
V	471.239 - 521.239	19	112.694.734
VI	521.240 - 571.240	11	71.578.611
VII	571.241 - 621.241	3	20.930.472
VIII	621.242 - 671.242	5	38.759.232
IX	671.243 - 721.243	6	51.167.594
X	721.244 - 771.244	12	108.077.583
XI	771.245 - 821.245	17	164.017.378
XII	821.246 - 871.246	21	213.390.383
XIII	871.247 - 921.247	31	332.254.892
XIV	921.248 - 971.248	12	136.484.435
XV	971.249 - 1.021.249	8	95.744.933
XVI	1.021.250 - 1.071.250	9	113.537.463
XVII	1.071.251 Y MAS	69	1.139.746.181
	TOTAL	**261**	**2.784.118.283**

PROYECTO: 01 - DIRECCIÓN Y COORDINACIÓN

UNIDAD EJECUTORA: Despacho del Viceministro de Conservación Ambiental

Tiene como finalidad coordinar, administrar y evaluar los recursos asignados a los proyectos de conservación de la biodiversidad, ecológicos, recursos forestales, calidad ambiental y educación ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**70.665.120**
	- Recursos Ordinarios	70.665.120
4.02	**Materiales y Suministros**	**107.400.000**
	- Recursos Ordinarios	107.400.000
4.03	**Servicios no Personales**	**232.826.400**
	- Recursos Ordinarios	232.826.400
4.04	**Activos Reales**	**145.000.000**
	- Recursos Ordinarios	145.000.000
	TOTAL	**555.891.520**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACION AMBIENTAL
Subprograma:
Proyecto: 01 DIRECCIÓN Y COORDINACIÓN
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
ZU-0001	Evaluación de los Paisajes Naturales y Culturales de la Región Zulia	2005	2005	I	1-Estudio	145,00		145,00		145,00				145,00			145,00				100,0		
	TOTALES					145,00		145,00		145,00				145,00			145,00						

PROYECTO: 02 - PROYECTOS ECOSISTEMICOS E INTERDISCIPLINARIOS

UNIDAD EJECUTORA: Despacho del Viceministro de Conservación Ambiental

Se encarga de desarrollar proyectos sobre los grandes paisajes ecológicos a nivel Nacional, y evaluar los diferentes recursos naturales que se encuentran en las diferentes unidades ecológicas, a fin de apreciar sus potenciales y limitaciones y definir los lineamientos para su manejo y ordenamiento de los mismos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.04	**Activos Reales**	**3.203.400.000**
	- Programas y Proyectos	3.203.400.000
	• Sistemas Ecológicos de Venezuela	3.203.400.000
	TOTAL	**3.203.400.000**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACION AMBIENTAL
Subprograma:
Proyecto: 02 PROYECTOS ECOSISTEMICOS E INTERDISCIPLINARIOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)															Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS											
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TN-0001	Sistemas Ecológicos de Venezuela	2005	2005	I	1-Plan	3.203,40			3.203,40	3.203,40						3.203,40	3.203,40				100,0		
	TOTALES					3.203,40			3.203,40	3.203,40						3.203,40	3.203,40						

PROYECTO: 03 - GESTIÓN DE CALIDAD AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Calidad Ambiental

La Dirección General de Calidad Ambiental desarrolla acciones dirigidas a detectar, evaluar, prevenir, mitigar o remediar la contaminación del agua, aire, suelos y la capa de ozono. Igualmente, contribuye al manejo ambiental seguro de desechos, materiales peligrosos y no peligrosos, a la evaluación de estudios de impacto ambiental y socio-cultural de desarrollos productivos, la realización de análisis físico-químicos, biológicos y bacteriológicos, así como también a promover la producción a nivel nacional y apoyar el fortalecimiento y la competitividad del sector.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**681.045.545**
	- Recursos Ordinarios	681.045.545
4.02	**Materiales y Suministros**	**149.068.680**
	- Recursos Ordinarios	149.068.680
4.03	**Servicios no Personales**	**401.158.256**
	- Recursos Ordinarios	401.158.256
4.04	**Activos Reales**	**4.394.049.930**
	- Recursos Ordinarios	170.737.332
	- Programas y Proyectos	4.223.312.598
	• Implementación y Puesta en Marcha del Plan Nacional de Residuos y Desechos	210.000.000
	• Laboratorio de Referencia para Detección de Organismos Genéticamente Modificados (OMG'S)	1.071.376.254
	• Fortalecimiento de los Laboratorios Ambientales del MARN	210.000.000
	• Transporte, Tratamiento y Disposición Final de Desechos de Plaguicidas Almacenados en El Cenizo, Edo. Trujillo	2.731.936.344
	TOTAL	**5.625.322.411**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACION AMBIENTAL
Subprograma:
Proyecto: 03 GESTIÓN DE CALIDAD AMBIENTAL
Partida: 404139900 OTROS ESTUDIOS Y PROYECTOS PARA INVERSIÓN EN ACTIVOS REALES

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	Implementación y Puesta en Marcha del Plan Nacional de Residuos y Desechos	2005	2005	I	1-Plan	210,00			210,00	210,00						210,00	210,00				100,0		
TN-0002	Laboratorio de Referencia para Detección de Organismos Genéticamente Modificados (OMG'S)	2005	2005	I	1-Plan	1.071,38			1.071,38	1.071,38						1.071,38	1.071,38				100,0		
TN-0003	Fortalecimiento de los Laboratorios Ambientales del MARN	2005	2005	I	1-Plan	210,00			210,00	210,00						210,00	210,00				100,0		
TN-0004	Sistema Nacional de Calidad de Aguas	2005	2005	I	1-Proyecto	100,00		100,00		100,00				100,00			100,00				100,0		
TN-0005	Transporte, Tratamiento y Disposición Final de Desechos de Plaguicidas Almacenados en el Cenizo, Estado Trujillo	2005	2005	I	1-Plan	2.731,94			2.731,94	2.731,94						2.731,94	2.731,94				100,0		
	TOTALES					4.323,31		100,00	4.223,31	4.323,31				100,00		4.223,31	4.323,31						

PROYECTO: 04 - EDUCACIÓN, PARTICIPACIÓN Y DIVULGACIÓN AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Educación Ambiental y Participación Comunitaria

Le corresponde a este proyecto llevar a cabo políticas educativas y ambientales, a fin de lograr la concientización de la comunidad, como propósito fundamental de la conservación, mejoramiento y preservación del ambiente desde una visión social y sustentable.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**327.308.341**
	- Recursos Ordinarios	327.308.341
4.02	**Materiales y Suministros**	**112.440.000**
	- Recursos Ordinarios	112.440.000
4.03	**Servicios no Personales**	**500.300.000**
	- Recursos Ordinarios	500.300.000
4.04	**Activos Reales**	**68.500.000**
	- Recursos Ordinarios	68.500.000
	TOTAL	**1.008.548.341**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACION AMBIENTAL
Subprograma:
Proyecto: 04 EDUCACIÓN, PARTICIPACIÓN Y DIVULGACIÓN AMBIENTAL
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS – Cód	OBRAS – DENOMINACIÓN	AÑO – Inicio	AÑO – Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	CONTRATOS – Tramitado al 31/12/04	CONTRATOS – POR TRAMITAR – AÑO 2005 – Ordinario	CONTRATOS – POR TRAMITAR – AÑO 2005 – Extraordinario	CONTRATOS – POR TRAMITAR – AÑO 2005 – Total	CONTRATOS – POR TRAMITAR – Años Posteriores	Asignado al 31/12/04	ASIGNACIONES ESTIMADAS – ESTIMADAS 2005 – PRESUPUESTO ORDINARIO – Contratos Vigentes	ASIGNACIONES ESTIMADAS – ESTIMADAS 2005 – PRESUPUESTO ORDINARIO – Nuevos Contratos	ASIGNACIONES ESTIMADAS – ESTIMADAS 2005 – PRESUPUESTO EXTRAORDINARIO – Contratos Vigentes	ASIGNACIONES ESTIMADAS – ESTIMADAS 2005 – PRESUPUESTO EXTRAORDINARIO – Nuevos Contratos	ASIGNACIONES ESTIMADAS – ESTIMADAS 2005 – Total Asignación 2005	ASIGNACIONES ESTIMADAS – Año 2006	ASIGNACIONES ESTIMADAS – Años Posteriores	Ejecución Física Proyectada (%) – Al 31/12/04	Ejecución Física Proyectada (%) – 05	Ejecución Física Proyectada (%) – 06	Ejecución Física Proyectada (%) – Años Post.
TN-0001	Consolidación de los Centros de Documentación y Divulgación Ambiental a Escala Nacional	2005	2005	I	500000-Plan	50,00		50,00		50,00				50,00			50,00				100,0		
	TOTALES					50,00		50,00		50,00				50,00			50,00						

PROYECTO: 05 - CONSERVACIÓN DE LA BIODIVERSIDAD

UNIDAD EJECUTORA: Oficina Nacional de Diversidad Biológica

Tiene como objetivo dirigir la gestión del Estado Venezolano en materia de diversidad biológica, a través de su uso sustentable, para promover la participación de la sociedad y así generar beneficios ambientales y socioeconómicos a los habitantes del país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**1.022.457.424**
	- Recursos Ordinarios	1.022.457.424
4.02	**Materiales y Suministros**	**211.000.200**
	- Recursos Ordinarios	211.000.200
4.03	**Servicios no Personales**	**401.518.295**
	- Recursos Ordinarios	401.518.295
4.04	**Activos Reales**	**374.987.508**
	- Recursos Ordinarios	107.367.508
	- Programas y Proyectos	267.620.000
	• Centro de Recuperación de Fauna Silvestre y Acuática	267.620.000
	TOTAL	**2.009.963.427**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACION AMBIENTAL
Subprograma:
Proyecto: 05 CONSERVACIÓN DE LA BIODIVERSIDAD
Partida: 404139900 OTROS ESTUDIOS Y PROYECTOS PARA INVERSIÓN EN ACTIVOS REALES

Presupuesto: 2005

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	Estado Actual de la Palma Bendita en el Parque Nacional El Avila	2005	2005	I	1-Estudio	20,00		20,00		20,00				20,00			20,00				100,0		
TN-0002	Centro de Recuperación de Fauna Silvestre y Acuática	2005	2005	I	1-Plan	267,62			267,62	267,62						267,62	267,62				100,0		
	TOTALES					287,62		20,00	267,62	287,62				20,00		267,62	287,62						

PROYECTO: 06 - MANEJO INTEGRAL DEL BOSQUE

UNIDAD EJECUTORA: Dirección General de Bosques

El proyecto tiene como objetivo básico, regular los procesos de uso y aprovechamiento de los recursos naturales e intervención del ambiente, en función de las normas y disposiciones técnicas y legales establecidas en materia ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**682.641.853**
	- Recursos Ordinarios	682.641.853
4.02	**Materiales y Suministros**	**47.203.167**
	- Recursos Ordinarios	47.203.167
4.03	**Servicios no Personales**	**177.409.750**
	- Recursos Ordinarios	177.409.750
4.04	**Activos Reales**	**52.971.500**
	- Recursos Ordinarios	52.971.500
	TOTAL	**960.226.270**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACION AMBIENTAL
Subprograma:
Proyecto: 06 MANEJO INTEGRAL DEL BOSQUE
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
FA-0001	Recuperación del Bosque Xerofítico de la Región Norte Costera	2005	2005	I	1-Plan	33,35		33,35		33,35				33,35			33,35				100,0		
	TOTALES					33,35		33,35		33,35				33,35			33,35						

PROYECTO: 07 - GERENCIA DE DESARROLLO SUSTENTABLE

UNIDAD EJECUTORA: Coordinación de Gerencia Ambiental y Desarrollo Sustentable

La Gerencia del Desarrollo Sustentable se encarga de evaluar las distintas Unidades Ecológicas a diferente nivel de falla, para garantizar la conservación de los recursos naturales en forma sostenida.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.04	**Activos Reales**	**200.000.000**
	- Programas y Proyectos	200.000.000
	• Proyecto de Gestión Ambiental	200.000.000
	TOTAL	**200.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACION AMBIENTAL
Subprograma:
Proyecto: 07 GERENCIA DE DESARROLLO SUSTENTABLE
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
TN-0001	Proyecto de Gestión Ambiental	2005	2005	I	1- Proyecto	200,00			200,00	200,00						200,00	200,00				100,0		
	TOTALES					200,00			200,00	200,00						200,00	200,00						

PROGRAMA: 04 - ORDENACIÓN Y ADMINISTRACIÓN AMBIENTAL

UNIDAD EJECUTORA: Despacho del Viceministro de Ordenación y Administración Ambiental

Le corresponde a este programa el mejoramiento y el aprovechamiento racional de los recursos, así como la reorientación y ordenación del territorio, basado en los objetivos y estrategias para la generación de la cartografía básica, el monitoreo satelital, la gestión de riesgo y la vigilancia y control ambiental.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Plan para establecer y mantener un sistema nacional de vigilancia y control ambiental, con la interacción de las instituciones comprometidas en la defensa y resguardo del ambiente.	Plan	1	707.579.252
Elaborar los planes ambientales y territoriales necesarios para el desarrollo sustentable.	Plan	2	2.283.821.578
Elaborar un plan ambiental y territorial necesario para el desarrollo sostenible.	Plan	1	116.316.804
TOTAL			**3.107.717.634**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**1.059.173.109**
	- Recursos Ordinarios	1.059.173.109
4.02	**Materiales y Suministros**	**234.477.413**
	- Recursos Ordinarios	234.477.413
4.03	**Servicios no Personales**	**751.237.112**
	- Recursos Ordinarios	751.237.112
4.04	**Activos Reales**	**1.062.830.000**
	- Recursos Ordinarios	62.830.000
	- Programas y Proyectos	1.000.000.000
	• Actualización y Elaboración de Planes Ambientales y Territoriales	1.000.000.000
	TOTAL	**3.107.717.634**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**100**	**1.059.173.109**
- Directivo	12	233.601.516
- Profesional y Técnico	55	638.578.534
- Personal Administrativo	33	186.993.059
TOTAL	**100**	**1.059.173.109**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.854.820
II	321.236 - 371.236		
III	371.237 - 421.237	7	33.534.956
IV	421.238 - 471.238	6	32.493.872
V	471.239 - 521.239	13	77.423.400
VI	521.240 - 571.240	7	45.990.151
VII	571.241 - 621.241	2	14.316.432
VIII	621.242 - 671.242	2	15.462.180
IX	671.243 - 721.243	5	41.782.702
X	721.244 - 771.244	5	44.135.256
XI	771.245 - 821.245	3	28.932.276
XII	821.246 - 871.246	2	20.548.203
XIII	871.247 - 921.247	5	53.643.250
XIV	921.248 - 971.248	2	22.456.262
XV	971.249 - 1.021.249	2	23.623.988
XVI	1.021.250 - 1.071.250	7	87.429.276
XVII	1.071.251 Y MAS	31	513.546.085
	TOTAL	**100**	**1.059.173.109**

PROYECTO: 01 - DIRECCIÓN Y COORDINACIÓN

UNIDAD EJECUTORA: Despacho del Viceministro de Ordenación y Administración Ambiental

El proyecto coordina y centraliza los recursos destinados a los Programas de Cartografía y Catastro, cuyo ente ejecutor es el Instituto Geográfico de Venezuela Simón Bolívar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**41.316.804**
	- Recursos Ordinarios	41.316.804
4.02	**Materiales y Suministros**	**25.000.000**
	- Recursos Ordinarios	25.000.000
4.03	**Servicios no Personales**	**25.000.000**
	- Recursos Ordinarios	25.000.000
4.04	**Activos Reales**	**25.000.000**
	- Recursos Ordinarios	25.000.000
	TOTAL	**116.316.804**

PROYECTO: 02 - ORDENAMIENTO AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Planificación y Ordenamiento Ambiental

La Dirección General de Planificación y Ordenamiento Ambiental, continuará con la formulación y gestión de la planificación territorial y ambiental, en los ámbitos terrestre y marino, así como también en el proceso de demarcación y ocupación de las hábitat y tierras de los pueblos y comunidades indígenas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**544.093.430**
	- Recursos Ordinarios	544.093.430
4.02	**Materiales y Suministros**	**116.906.650**
	- Recursos Ordinarios	116.906.650
4.03	**Servicios no Personales**	**584.991.498**
	- Recursos Ordinarios	584.991.498
4.04	**Activos Reales**	**1.037.830.000**
	- Recursos Ordinarios	37.830.000
	- Programas y Proyectos	1.000.000.000
	• Actualización y Elaboración de Planes Ambientales y Territoriales	1.000.000.000
	TOTAL	**2.283.821.578**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 04 ORDENACIÓN Y ADMINISTRACIÓN AMBIENTAL
Subprograma:
Proyecto: 02 ORDENAMIENTO AMBIENTAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	Estudios para la Planificación Ambiental y Territorial	2005	2005	I	3-Estudio	30,00		30,00		30,00				30,00			30,00				100,0		
TN-0002	Actualización y Elaboración de Planes Ambientales y Territoriales	2005	2005	I	1-Plan	1.000,00			1.000,00	1.000,00						1.000,00	1.000,00				100,0		
	TOTALES					1.030,00		30,00	1.000,00	1.030,00				30,00		1.000,00	1.030,00						

PROYECTO: 03 - CONTROL DE LOS RECURSOS NATURALES

UNIDAD EJECUTORA: Dirección General de Vigilancia y Control Ambiental

Tiene como objetivo básico, regular los procesos de uso y aprovechamiento de los recursos naturales y la intervención al ambiente, en función de las normas y disposiciones técnicas y legales establecidas en materia ambiental. Para tal fin, realiza acciones de carácter preventivo, lo cual conllevará al desarrollo de un sistema de vigilancia y control sobre la ocupación del territorio, la afectación y manejo de los recursos naturales, la incidencia de incendios forestales y sobre las actividades susceptibles de degradar el ambiente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**473.762.875**
	- Recursos Ordinarios	473.762.875
4.02	**Materiales y Suministros**	**92.570.763**
	- Recursos Ordinarios	92.570.763
4.03	**Servicios no Personales**	**141.245.614**
	- Recursos Ordinarios	141.245.614
	TOTAL	**707.579.252**

PROGRAMA: 05 - ACTIVIDADES COMUNES A LOS PROGRAMAS 02, 03, 04 y 06

UNIDAD EJECUTORA: Despacho de la Ministra

La función principal de este programa es apoyar al Nivel Central en la vigilancia, control y supervisión de las políticas ambientales implantadas, con la finalidad de llevar un seguimiento en lo que se refiere a las áreas de calidad ambiental, planificación y ordenación del ambiente, inspección y control, especialmente en las áreas marino costeras y urbanas, lo que conlleva a que no sea degradado el ambiente, permitiendo garantizar el racional aprovechamiento de los recursos naturales y contribuir al mejoramiento de la calidad de vida del venezolano.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Elaborar planes para propiciar la conservación del ambiente y los recursos naturales, optimizando el control, la ordenación y la ocupación del territorio, en el Distrito Metropolitano y Estado Vargas.	Plan	36	828.620.040
Elaborar planes para garantizar la existencia de crecientes niveles de calidad de vida, como reflejo de una adecuada gestión ambiental.	Plan	7	825.863.097
Manejo de embalses, limpieza y rectificación de causes para el control de inundaciones y sistema de riego, muestreo y análisis físico-químico.	Embalse	1	1.280.488.341
Elaborar un plan para preservar, conservar y recuperar los sistemas ambientales del Estado Delta Amacuro, exaltando la conciencia y participación de la comunidad para mejorar la gestión ambiental.	Plan	1	589.599.188
Prevenir, mitigar y corregir los daños ambientales en el Estado, a través de la recuperación y conservación de áreas frágiles de los ecosistemas y el control de inundaciones en el medio urbano-rural.	Informe	4	721.057.866
Elaborar plan para detener el deterioro no permisible del ambiente y sus recursos aplicando un efectivo, eficaz y eficiente control sobre la calidad ambiental y la biodiversidad.	Plan	1	1.429.740.070
Desarrollar un plan integral de conservación ambiental y manejo sostenible, a través de programas de ordenación del territorio, protección de cuencas, supervisión y control de actividades degradantes.	Plan	1	754.468.477
Recuperar áreas intervenidas y conservación de las cuencas de los ríos Santo Domingo y Masparro.	Área Recuperada	1	1.491.888.376

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Plan de Manejo y Programa para la gestión integral de los recursos naturales, con visión integradora de los entes involucrados en el desarrollo y consolidación de factores económicos, sociales y políticos.	Plan	4	1.340.530.556
Conservar y manejar las cuencas hidrográficas y el recurso hídrico para garantizar su calidad y disponibilidad.	Cuenca Conservada	1	839.703.124
Mantener el equilibrio ecológico y evitar el deterioro del ambiente y de los recursos naturales, a fin de garantizar que el Estado logre un desarrollo sustentable.	Equilibrio ecológico mantenido	1	959.983.890
Elaborar un plan para incrementar la calidad de vida mediante la ordenación, administración y uso sustentable de los recursos naturales basado en un sistema de información y planificación ambiental.	Plan	1	1.030.712.499
Preservar y conservar las cuencas hidrográficas para garantizar el recurso hídrico a las comunidades.	Cuenca Conservada	3	1.502.296.536
Elaborar un plan de ordenación, manejo y conservación de las cuencas hidrográficas prioritarias, para garantizar la calidad y cantidad del recurso hídrico de manera oportuna.	Plan	1	1.251.217.711
Realizar un plan para consolidar a la Dirección Estadal como integradora de las variables económicas, sociales y ambientales, incorporando a la comunidad organizada en el proceso de desarrollo sustentable.	Plan	1	634.325.431
Cumplir con el Plan Ambiental Estadal, que contempla como estrategia principal la inserción de la variable ambiental en los planes de desarrollo de la vida regional. Cumplir con el plan operativo 2005.	Plan	1	1.199.247.819
Elaborar el Plan de Ordenamiento y Reglamento de Uso de la Franja Marino-Costera del Estado Sucre.	Plan	1	940.084.732
Realizar un plan de vigilancia y control de las actividades que afecten el ambiente, para propiciar su conservación y dar respuesta a las emergencias naturales, en sintonía con el desarrollo de la región.	Plan	1	1.590.907.152

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Preparar un plan para gestionar la participación y conservación ambiental de los recursos naturales, como instrumento del desarrollo sustentable.	Plan	1	1.023.934.764
Elaborar planes para lograr la preservación, uso y manejo de los recursos naturales y del ambiente, a través de la administración del espacio territorial y aplicación de la Política Ambiental.	Plan	2	726.278.339
Con la nueva estructura, la DEA Portuguesa se propone elaborar un plan para dar respuestas rápidas y de excelente calidad, a fin de lograr un desarrollo sustentable en el Estado.	Plan	1	1.527.545.634
Elaborar planes para garantizar la conservación y el aprovechamiento racional de los recursos naturales, a través de una gestión ambiental descentralizada que promueva la participación protagónica.	Plan	5	1.738.107.483
Elaborar planes para promover la participación y conservación ambiental de los recursos naturales regionales, como instrumento del desarrollo sustentable.	Plan	8	907.008.513
Participar en la elaboración de los planes de ordenación del territorio y en los planes de carácter ambiental, que incidan en el territorio del Distrito, tanto de orden general como a las ABRAES.	Plan	1	93.937.955
TOTAL			**25.227.547.593**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**18.754.873.228**
	- Recursos Ordinarios	18.754.873.228
4.02	**Materiales y Suministros**	**1.397.819.754**
	- Recursos Ordinarios	1.397.819.754
4.03	**Servicios no Personales**	**4.702.444.101**
	- Recursos Ordinarios	4.702.444.101
4.04	**Activos Reales**	**372.410.510**
	- Recursos Ordinarios	372.410.510
	TOTAL	**25.227.547.593**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2.035**	**18.754.873.228**
- Directivo	42	815.955.744
- Profesional y Técnico	1.220	13.773.408.838
- Personal Administrativo	773	4.165.508.646
TOTAL	**2.035**	**18.754.873.228**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	50	192.741.000
II	321.236 - 371.236	11	44.213.004
III	371.237 - 421.237	116	556.437.087
IV	421.238 - 471.238	364	1.969.441.467
V	471.239 - 521.239	199	1.184.332.908
VI	521.240 - 571.240	44	283.877.185
VII	571.241 - 621.241	48	345.028.847
VIII	621.242 - 671.242	36	278.660.805
IX	671.243 - 721.243	56	470.214.152
X	721.244 - 771.244	105	941.719.650
XI	771.245 - 821.245	122	1.164.273.473
XII	821.246 - 871.246	158	1.605.838.566
XIII	871.247 - 921.247	100	1.073.046.615
XIV	921.248 - 971.248	82	931.385.700
XV	971.249 - 1.021.249	96	1.150.342.671
XVI	1.021.250 - 1.071.250	80	1.006.443.699
XVII	1.071.251 Y MAS	368	5.556.876.399
	TOTAL	**2.035**	**18.754.873.228**

PROGRAMA: 06 - GESTIÓN ADMINISTRATIVA DE PERMISIONES

UNIDAD EJECUTORA: Despacho del Viceministro de Ordenación y Administración Ambiental

El objetivo de la Oficina Administrativa de Permisiones es garantizar el aprovechamiento sustentable de los recursos naturales, mediante la tramitación rápida y efectiva de las solicitudes de permisiones ambientales, de aquellos proyectos de importancia nacional o que involucren 2 o mas Estadòs.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Gestionar las tramitaciones de solicitudes de aprobaciones, autorizaciones, permisos, licencias, contratos y concesiones para el aprovechamiento racional de los recursos naturales.	Solicitud	9.853	628.510.952
Garantizar el aprovechamiento sustentable de los recursos naturales mediante la tramitación de 9.853 solicitudes de permisiones ambientales.	Solicitud	1	26.877.764
TOTAL			**655.388.716**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**210.331.827**
	- Recursos Ordinarios	210.331.827
4.02	**Materiales y Suministros**	**40.461.650**
	- Recursos Ordinarios	40.461.650
4.03	**Servicios no Personales**	**376.601.039**
	- Recursos Ordinarios	376.601.039
4.04	**Activos Reales**	**27.994.200**
	- Recursos Ordinarios	27.994.200
	TOTAL	**655.388.716**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**21**	**210.331.827**
- Directivo	1	20.613.348
- Profesional y Técnico	17	175.744.423
- Personal Administrativo	3	13.974.056
TOTAL	**21**	**210.331.827**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	7.709.640
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238		
V	471.239 - 521.239		
VI	521.240 - 571.240	1	6.264.416
VII	571.241 - 621.241	4	28.632.864
VIII	621.242 - 671.242	3	23.163.876
IX	671.243 - 721.243		
X	721.244 - 771.244	1	8.935.067
XI	771.245 - 821.245		
XII	821.246 - 871.246		
XIII	871.247 - 921.247	1	10.673.150
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249	4	47.247.988
XVI	1.021.250 - 1.071.250	1	12.796.555
XVII	1.071.251 Y MAS	4	64.908.271
	TOTAL	**21**	**210.331.827**

PROGRAMA: 07 - PARTIDAS NO ASIGNABLES A PROGRAMAS

UNIDAD EJECUTORA: Despacho de la Ministra

Este programa tiene como objetivo fundamental, garantizar los recursos que se transferirán a los organismos adscritos del MARN, con el fin de mantener la operatividad de los mismos y a su vez dar continuidad a los planes que ejecutan, en cuanto a saneamiento, educación, calidad e investigación ambiental; así como dar apoyo al área de abastecimiento de agua potable, mantenimiento y recuperación de parques nacionales y recreacionales, reforestación de cuencas y elaboración de información cartográfica.

C.A. Hidrológica de Venezuela

La empresa fue creada con la misión de asesorar, formular lineamientos y normas, con el propósito de mejorar la capacidad de gestión de las organizaciones prestadoras del servicio de acueductos, aguas servidas y drenajes urbanos, para promover y garantizar el uso eficiente del agua; así como de coordinar la transferencia de los servicios a los Municipios. Para el año 2005, se ha previsto un aporte de Bs. 97.440 millones, de los cuales Bs. 2.400,0 millones son para gastos de operación y Bs. 95.040,0 millones para ejecutar programas y proyectos financiados con Ley de Endeudamiento.

C.A. Hidrológica del Caribe

Su objetivo es la administración, operación, mantenimiento, ampliación y reconstrucción de los sistemas de distribución de agua potable y de los sistemas de recolección, tratamiento y disposición de aguas residuales en los Estados Anzoátegui, Sucre y Nueva Esparta. Se le asignan Bs. 1.700,0 millones para gastos de funcionamiento.

C.A. Hidrológica Páez

El objetivo de la empresa consiste en la administración, operación, mantenimiento, ampliación y reconstrucción de los sistemas de distribución de agua potable y de los sistemas de recolección, tratamiento y disposición de aguas residuales en el Estado Guárico. El aporte asignado es de Bs. 1.100,0 millones para cubrir gastos operacionales.

C.A. Hidrológica de Los Llanos

Tiene como misión la operación, administración, mantenimiento, ampliación y reconstrucción de los sistemas de distribución de agua potable y de los sistemas de recolección, tratamiento y disposición de aguas residuales en el Estado Apure. Para el año 2005 se contemplan recursos por Bs. 1.350,0 millones.

C.A. Hidrológica de la Cordillera Andina

La empresa presta uno de los servicios públicos indispensables para el ser humano, como es el agua potable y el saneamiento ambiental, siendo sus objetivos administrar, operar, mantener, ampliar y reconstruir los sistemas de distribución de agua potable y recolectar, tratar y disponer las aguas residuales de los Estados Barinas y Trujillo. Para tales fines, se acuerda una transferencia corriente de Bs. 1.450,0 millones.

C.A. Hidrológica de la Región Capital

Los objetivos de la Empresa consisten en la administración, operación, mantenimiento, ampliación y reconstrucción de los sistemas de distribución de agua potable y de los sistemas de recolección, tratamiento y disposición de aguas residuales en el Distrito Capital y Estado Miranda. Recibe Bs. 5.800,0 millones para realizar la ampliación de acueductos y cloacas del Estado Miranda, con recursos provenientes de la Ley de Endeudamiento.

Compañía Nacional de Reforestación

Su objetivo es promocionar, diseñar, ejecutar y supervisar plantaciones con fines productivos de la materia prima para la industria forestal, así como la protección y conservación de los recursos naturales. Se ha previsto una asignación de Bs. 1.669,1 millones, de los cuales Bs. 1.269,1 millones se destinan al Convenio de Cooperación y Bs. 400,0 millones, destinados a continuar la ejecución de proyectos forestales.

Sistema Hidráulico Yacambú Quíbor C.A.

El Proyecto Yacambú consiste en un conjunto de obras de ingeniería que permitirá llevar agua de una zona de constantes lluvias a sectores donde hay escasez de dicho recurso, siendo uno de los proyectos más complejos y significativos que se construyen actualmente en el país. La cuota asignada es de Bs. 52.234,2 millones, para ejecutar el Proyecto de Obras de Regulación y Trasvase Desarrollo Agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú.

Empresa Regional Sistema Hidráulico Trujillano S.A.

Los objetivos de la empresa consisten en la administración, fomento, regulación y coordinación de todas las actividades relacionadas con el aprovechamiento y la conservación de los recursos naturales renovables, con especial énfasis en los recursos hidráulicos. La asignación acordada es de Bs. 450,0 millones.

Empresa Regional Desarrollos Hidráulicos Cojedes C.A.

Los objetivos de la Empresa consisten en la definición y ejecución del Plan Maestro para el desarrollo integral de las obras hidráulicas e infraestructura general del Estado Cojedes; así como toda actividad necesaria que garantice la perpetuidad de las mismas y el crecimiento acelerado y armónico del Estado Cojedes y sus áreas de influencia, en función de las políticas previstas por el Consejo Nacional de Riego y Saneamiento de Tierras. Para tal fin, se destinan Bs. 3.859,4 millones, de los cuales Bs. 3.359,4 millones se destinan al Proyecto Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes y Bs. 500,0 millones para continuar la programación ordinaria de gastos.

Oficina Nacional para el Desarrollo de los Servicios de Agua Potable y de Saneamiento Ambiental (ONDESAPS)

Es un Servicio Autónomo creado por la Ley de los Servicios de Agua Potable y Saneamiento, cuyo objetivo consiste en apoyar a la Compañía Hidrológica de Venezuela (HIDROVEN), en la formulación y coordinación de políticas de abastecimiento de agua y Saneamiento Ambiental.

En este sentido, recibirá una transferencia del Ministerio del Ambiente por la cantidad de Bs. 100,0 millones, para iniciar sus operaciones.

El resto de los entes adscritos al Ministerio, están incluidos en el Título III del Proyecto de Ley de Presupuesto 2005.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Garantizar los recursos que se transferirán a los organismos adscritos del MARN, con el fin de mantener la operatividad en cada uno de ellos.	Acto Administrativo	1	289.836.788.119
TOTAL			**289.836.788.119**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.07	**Transferencias**	**289.836.788.119**
	- Recursos Ordinarios	83.886.970.000
	- Programas y Proyectos	185.625.803.319
	• Manejo del Sistema Nacional de Parques	6.500.000.000
	• Rehabilitación y Saneamiento Agua Potable en el Estado Lara	9.600.000.000
	• Rehabilitación del Sistema Hidráulico de los Andes	4.300.000.000
	• Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	42.550.000.000
	• Rehabilitación del Sistema de Agua Potable a Nivel Nacional	15.300.000.000
	• Atención Acueductos Rurales y Poblaciones Menores	10.500.000.000
	• Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes, Anzoátegui y Aragua)	8.239.958.319
	• Ampliación de Acueductos y Cloacas del Estado Miranda	5.800.000.000
	• Abastecimiento de Agua Potable y Saneamiento Península de la Guajira	4.300.000.000
	• Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes	3.359.375.000
	• Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú	51.734.159.950
	• Sistema de Saneamiento y Tratamiento de Aguas Servidas Maracaibo Norte	20.000.000.000
	• Sistema de Tratamiento Ciudad Ojeda	2.120.000.000
	• Desarrollo del Sistema de Información Geográfica para la Gestión Territorial del Sector Gubernamental	1.072.310.050
	• Rehabilitación, Fortalecimiento Institucional y Apoyo a la Transferencia de los Servicios de Agua Potable y Saneamiento a Nivel Nacional	250.000.000
	- Otras Fuentes de Financiamiento	20.324.014.800
	TOTAL	**289.836.788.119**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	289.836.788.119
4.07	01	00	00	Transferencias corrientes internas	101.091.900.000
4.07	01	02	00	Transferencias corrientes al sector público	101.091.900.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	38.900.000.000
				• **A0052 - Instituto Nacional de Parques (INPARQUES)**	**29.500.000.000**
				- Recursos Ordinarios	13.813.470.000
				- Otras Fuentes de Financiamiento	15.686.530.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2005
				• **A0064 - Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)**	**6.000.000.000**
				- Recursos Ordinarios	6.000.000.000
				• **A0103 - Instituto Forestal Latinoamericano**	**100.000.000**
				- Recursos Ordinarios	100.000.000
				• **A0324 - Fundación de Educación Ambiental**	**80.000.000**
				- Recursos Ordinarios	80.000.000
				• **A0343 - Fundación Laboratorio Nacional de Hidráulica**	**150.000.000**
				- Recursos Ordinarios	150.000.000
				• **A0354 - Fundación Nacional de Parques Zoológicos y Acuarios**	**50.000.000**
				- Recursos Ordinarios	50.000.000
				• **A0406 - Fundación Laboratorio Nacional de Productos Forestales**	**20.000.000**
				- Recursos Ordinarios	20.000.000
				• **A0909 - Instituto Geográfico de Venezuela "Simón Bolívar"**	**3.000.000.000**
				- Recursos Ordinarios	3.000.000.000
4.07	01	02	06	Transferencias corrientes a las empresas públicas no financieras	8.000.000.000
				• **A0606 - C.A. Hidrológica de Venezuela**	**2.400.000.000**
				- Recursos Ordinarios	1.400.000.000
				- Otras Fuentes de Financiamiento	1.000.000.000
				• **A0611 - C.A. Hidrológica del Caribe**	**1.700.000.000**
				- Recursos Ordinarios	1.700.000.000
				• **A0615 - C.A. Hidrológica Páez**	**1.100.000.000**
				- Recursos Ordinarios	1.100.000.000
				• **A0616 - C.A. Hidrológica de los Llanos**	**1.350.000.000**
				- Recursos Ordinarios	1.350.000.000
				• **A0685 - C.A. Hidrológica de la Cordillera Andina**	**1.450.000.000**
				- Recursos Ordinarios	1.450.000.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	54.191.900.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2005
				• **A0069 - Servicio Autónomo Servicios Ambientales del MARNR (SAMARNR)**	**53.891.900.000**
				- Recursos Ordinarios	50.891.900.000
				- Otras Fuentes de Financiamiento	3.000.000.000
				• **A0107 - Autoridad Unica de Area Parque Nacional Archipiélago los Roques**	**200.000.000**
				- Recursos Ordinarios	200.000.000
				• **A0947 - Oficina Nacional para el Desarrollo de los Servicios de Agua Potable y de Saneamiento Ambiental (ONDESAPS)**	**100.000.000**
				- Recursos Ordinarios	100.000.000
4.07	02	00	00	Transferencias de capital internas	188.744.888.119
4.07	02	02	00	Transferencias de capital al sector público	188.744.888.119
4.07	02	02	02	Transferencias de capital a los entes descentralizados	29.692.310.050
				• **A0052 - Instituto Nacional de Parques (INPARQUES)**	**6.500.000.000**
				- Programas y Proyectos	6.500.000.000
				• Manejo del Sistema Nacional de Parques	6.500.000.000
				• **A0064 - Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)**	**22.120.000.000**
				- Programas y Proyectos	22.120.000.000
				• Sistema de Saneamiento y Tratamiento de Aguas Servidas Maracaibo Norte	20.000.000.000
				• Sistema de Tratamiento Ciudad Ojeda	2.120.000.000
				• **A0909 - Instituto Geográfico de Venezuela "Simón Bolívar"**	**1.072.310.050**
				- Programas y Proyectos	1.072.310.050
				• Desarrollo del Sistema de Información Geográfica para la Gestión Territorial del Sector Gubernamental	1.072.310.050
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	159.052.578.069
				• **A0606 - C.A. Hidrológica de Venezuela**	**95.039.958.319**
				- Programas y Proyectos	95.039.958.319
				• Rehabilitación y Saneamiento Agua Potable en el Estado Lara	9.600.000.000
				• Rehabilitación del Sistema Hidráulico de los Andes	4.300.000.000
				• Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	42.550.000.000
				• Rehabilitación del Sistema de Agua Potable a Nivel Nacional	15.300.000.000
				• Atención Acueductos Rurales y Poblaciones Menores	10.500.000.000
				• Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes, Anzoátegui y Aragua)	8.239.958.319
				• Abastecimiento de Agua Potable y Saneamiento Península de la Guajira.	4.300.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2005
				• Rehabilitación, Fortalecimiento Institucional y Apoyo a la Transferencia de los Servicios de Agua Potable y Saneamiento a Nivel Nacional	250.000.000
				• A0609 - C.A. Hidrológica de la Región Capital	**5.800.000.000**
				- Programas y Proyectos	5.800.000.000
				• Ampliación de Acueductos y Cloacas del Estado Miranda	5.800.000.000
				• A0639 - Compañía Nacional de Reforestación (CONARE)	**1.669.084.800**
				- Recursos Ordinarios	1.031.600.000
				Convenio de Cooperación	631.600.000
				Otros Gastos	400.000.000
				- Otras Fuentes de Financiamiento (Convenio de Cooperación)	637.484.800
				• A0678 - Sistema Hidráulico Yacambú Quíbor C.A.	**52.234.159.950**
				- Recursos Ordinarios	500.000.000
				- Programas y Proyectos	51.734.159.950
				• Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú	51.734.159.950
				• A0696 - Empresa Regional Sistema Hidráulico Trujillano S.A.	**450.000.000**
				- Recursos Ordinarios	450.000.000
				• A0697 - Empresa Regional Desarrollos Hidráulicos Cojedes C.A.	**3.859.375.000**
				- Recursos Ordinarios	500.000.000
				- Programas y Proyectos	3.359.375.000
				• Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes	3.359.375.000

21. Tribunal Supremo de Justicia

TRIBUNAL SUPREMO DE JUSTICIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Constitución de la República Bolivariana de Venezuela estableció la creación del Tribunal Supremo de Justicia como parte integrante del Sistema de Justicia, le corresponde la Dirección, el Gobierno y la Administración del Poder Judicial, la inspección y vigilancia de los Tribunales de la República y de las Defensorías Públicas, creó la Dirección Ejecutiva de la Magistratura como órgano auxiliar.

Para el Ejercicio Fiscal 2005, ha establecido políticas orientadas al logro de las metas y objetivos propuestos que se consideran importantes en materia de Administración de Justicia.

Por su parte, la Dirección Ejecutiva de la Magistratura, es el órgano Administrativo de los Tribunales de la República, contemplado en la Constitución de la República Bolivariana de Venezuela, y tiene previsto para el Ejercicio Fiscal 2005 llevar a cabo los objetivos institucionales y las estrategias globales del Plan Estratégico del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Dictamen de sentencias	Sentencia	24.000	124.319.405.538
Ejecutar proyectos y acciones institucionales	Proyecto y/o acción	70	1.119.944.764.500
Construcción de sedes	Sede construida	44	121.642.622.162
Mantenimiento de sedes	Sede rehabilitada	70	15.419.936.000
TOTAL			**1.381.326.728.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Tribunal Supremo de Justicia	124.319.405.538
02	Apoyo Administrativo al Poder Judicial	1.119.944.764.500
03	Apoyo a la Infraestructura del Poder Judicial	137.062.558.162
	TOTAL	**1.381.326.728.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	736.653.588.833
	- Recursos Ordinarios	736.653.588.833
4.02	Materiales y Suministros	47.577.975.854
	- Recursos Ordinarios	47.577.975.854
4.03	Servicios no Personales	177.838.900.081
	- Recursos Ordinarios	176.164.075.733
	- Otras Fuentes de Financiamiento	1.674.824.348
4.04	Activos Reales	221.664.835.339
	- Recursos Ordinarios	210.499.339.687
	- Otras Fuentes de Financiamiento	11.165.495.652
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	889.037.169
	- Recursos Ordinarios	889.037.169
4.07	Transferencias	196.702.390.924
	- Recursos Ordinarios	196.702.390.924
	TOTAL	**1.381.326.728.200**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	20.858	310.532.375.656
- Directivo	3.325	126.259.792.740
- Profesional y Técnico	3.959	62.540.966.976
- Personal Administrativo	12.396	115.010.219.680
- Obrero	1.178	6.721.396.260
Personal Contratado	1.632	18.094.367.064
- Empleado	1.377	16.856.259.840
- Obrero	255	1.238.107.224
TOTAL	**22.490**	**328.626.742.720**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	906	3.378.335.004
II	321.236 - 371.236	48	196.833.600
III	371.237 - 421.237	806	3.732.382.176
IV	421.238 - 471.238	819	4.392.358.440
V	471.239 - 521.239	212	1.238.702.808
VI	521.240 - 571.240	390	2.579.550.348
VII	571.241 - 621.241	270	1.916.006.316
VIII	621.242 - 671.242	6.119	47.052.415.020
IX	671.243 - 721.243	641	5.335.333.240
X	721.244 - 771.244	1.357	12.187.761.096
XI	771.245 - 821.245	602	5.663.581.656
XII	821.246 - 871.246	302	3.040.183.440
XIII	871.247 - 921.247	663	7.144.155.204
XIV	921.248 - 971.248	614	6.916.335.948
XV	971.249 - 1.021.249	991	11.928.882.240
XVI	1.021.250 - 1.071.250	703	8.791.876.488
XVII	1.071.251 Y MAS	7.047	203.132.049.696
	TOTAL	**22.490**	**328.626.742.720**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	600.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	600.000.000
4.07	99	01	00	Transferencias corrientes diversas	600.000.000
				S0008 - Fundación Gaceta Forense.	300.000.000
				S1732 - Fundación para la Protección a las Victimas de la Criminalidad Común (FUNDAPROVIC)	300.000.000

PROGRAMA: 01 - Tribunal Supremo de Justicia

UNIDAD EJECUTORA: TRIBUNAL SUPREMO DE JUSTICIA

La Constitución de la República Bolivariana de Venezuela estableció la creación del Tribunal Supremo de Justicia como parte integrante del Sistema de Justicia, le corresponde la Dirección, el Gobierno y la Administración del Poder Judicial, la inspección y vigilancia de los Tribunales de la República y de las Defensorías Públicas

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Dictamen de sentencias	Proyecto y/o acción	24.000	124.319.405.538
TOTAL			**124.319.405.538**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	88.678.813.807
	- Recursos Ordinarios	88.678.813.807
4.02	Materiales y Suministros	2.506.682.000
	- Recursos Ordinarios	2.506.682.000
4.03	Servicios no Personales	7.365.138.657
	- Recursos Ordinarios	7.365.138.657
4.04	Activos Reales	3.937.574.000
	- Recursos Ordinarios	3.937.574.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	50.000.000
4.07	Transferencias	21.781.197.074
	- Recursos Ordinarios	21.781.197.074
	TOTAL	**124.319.405.538**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	860	30.436.278.756
- Directivo	95	8.139.703.740
- Profesional y Técnico	129	6.899.271.912
- Personal Administrativo	393	13.791.111.984
- Obrero	243	1.606.191.120
Personal Contratado	59	1.065.679.068
- Empleado	33	878.501.844
- Obrero	26	187.177.224
TOTAL	**919**	**31.501.957.824**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	600.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	600.000.000
4.07	99	01	00	Transferencias corrientes diversas	600.000.000
				S0008 - Fundación Gaceta Forense.	300.000.000
				- Recursos Ordinarios	300.000.000
				S1732 - Fundación para la protección a las víctimas de la criminalidad Común (FUNDAPROVIC)	300.000.000
				- Recursos Ordinarios	300.000.000

PROGRAMA: 02 - Apoyo Administrativo al Poder Judicial

UNIDAD EJECUTORA: Dirección Ejecutiva de la Magistratura

El Poder Judicial constituye un pilar fundamental para el fortalecimiento de la democracia y por ende de la garantía y protección de los derechos de los ciudadanos. En éste sentido, la Dirección Ejecutiva de la Magistratura, se ha planteado como políticas: fortalecer el recurso humano, optimizar los procesos administrativos, incorporar nuevas tecnologías, adecuar la infraestructura de las dependencias judiciales y desarrollar una cultura organizacional acorde con las exigencias del usuario del servicio de administración de justicia en Venezuela.

De esta forma, el presupuesto de gastos de la Dirección Ejecutiva de la Magistratura (DEM), ha sido formulado conforme a los siguientes lineamientos:

- Sistema de beneficios socio económicos orientados a promover la calidad de vida del trabajador.
- Sueldos y salarios del personal profesional, técnico, administrativo y obrero de acuerdo a los perfiles exigidos por la Institución.

- Estimación de recursos para dar continuidad al proceso de capacitación y adiestramiento de jueces, secretarios, asistentes, alguaciles, personal técnico y profesional, para mejorar la calidad y excelencia de los trabajadores.
- Recursos para atender las distintas necesidades de materiales y suministros que son indispensables para el normal funcionamiento del Poder Judicial.
- Requerimiento de recursos, con base en la variación de costos en los servicios básicos y del arrendamiento por terceros.
- Recursos para continuar con la adecuación de la infraestructura física de los tribunales y sedes administrativas en el territorio nacional, de acuerdo al modelo gerencial y organizacional establecido para la optimización del servicio de administración de justicia.
- Adecuación, mantenimiento y conservación de la planta física, equipos y sistema asociados a las distintas dependencias judiciales.
- Transformación y consolidación de la plataforma tecnológica para brindar apoyo a los procesos jurisdiccionales, así como la dotación de mobiliarios y equipos que brinden un ambiente de trabajo cónsono a los funcionarios con el papel que éstos desempeñan.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Ejecutar proyectos y acciones institucionales	Proyecto y/o acción	70	1.119.944.764.500
TOTAL			**1.119.944.764.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	647.974.775.026
	- Recursos Ordinarios	647.974.775.026
4.02	Materiales y Suministros	45.071.293.854
	- Recursos Ordinarios	45.071.293.854
4.03	Servicios no Personales	152.595.378.914
	- Recursos Ordinarios	152.595.378.914
4.04	Activos Reales	98.543.085.687
	- Recursos Ordinarios	98.543.085.687
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	839.037.169
	- Recursos Ordinarios	839.037.169
4.07	Transferencias	174.921.193.850
	- Recursos Ordinarios	174.921.193.850
	TOTAL	**1.119.944.764.500**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	19.998	280.096.096.900
- Directivo	3.230	118.120.089.000
- Profesional y Técnico	3.830	55.641.695.064
- Personal Administrativo	12.003	101.219.107.696
- Obrero	935	5.115.205.140
Personal Contratado	1.573	17.028.687.996
- Empleado	1.344	15.977.757.996
- Obrero	229	1.050.930.000
TOTAL	**21.571**	**297.124.784.896**

PROGRAMA: 03 - Apoyo a la Infraestructura del Poder Judicial

UNIDAD EJECUTORA: Dirección Ejecutiva de la Magistratura

Entre las actividades que comprende la ejecución de este programa se incluyen la construcción y rehabilitación de los Palacios de Justicia para adecuarlos a los nuevos procedimientos penales, la ejecución del Proyecto de Infraestructura de Apoyo al Poder Judicial, con la finalidad de modernizar el Sistema de Administración de Justicia y contribuir de esta manera a una mayor eficiencia y eficacia en la gestión de los organismos del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción de sedes	Sede construida	44	121.642.622.162
Mantenimiento de sedes	Sede rehabilitada	70	15.419.936.000
TOTAL			**137.062.558.162**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.03	Servicios no Personales	17.878.382.510
	- Recursos ordinarios	16.203.558.162
	- Otras fuentes de financiamiento	1.674.824.348
4.04	Activos Reales	119.184.175.652
	- Recursos ordinarios	108.018.680.000
	- Otras fuentes de financiamiento	11.165.495.652
	TOTAL	**137.062.558.162**

PROYECTO: 01 – Construcción de Sedes

UNIDAD EJECUTORA: Construcción de sedes

Se hace necesario la construcción y rehabilitación de los Palacios de Justicia en todo el territorio nacional a fin de adecuarlos a los nuevos procedimientos penales. En este sentido a través de este proyecto, se construirá la infraestructura necesaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.03	Servicios no Personales	15.866.886.510
	- Recursos Ordinarios	14.192.062.162
	- Otras Fuentes de Financiamiento	1.674.824.348
4.04	Activos Reales	105.775.735.652
	- Recursos Ordinarios	94.610.240.000
	- Otras Fuentes de Financiamiento	11.165.495.652
	TOTAL	**121.642.622.162**

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
AN-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE BARCELONA	2005	2006	I	1-SEDES REHABILITADAS	972,00		972,00		972,00				872,00			872,00	100,00		0,0	89,7	10,3	
BO-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE PUERTO ORDAZ	2005	2006	I	1-SEDES REHABILITADAS	1.215,00		1.215,00		1.215,00				1.015,00			1.015,00	200,00		0,0	83,5	16,5	
BO-0002	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE CIUDAD BOLIVAR	2005	2006	I	1-SEDES REHABILITADAS	1.215,00		1.215,00		1.215,00				1.015,00			1.015,00	200,00		0,0	83,5	16,5	
CA-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE VALENCIA	2005	2006	I	1-SEDES REHABILITADAS	607,50		607,50		607,50				507,50			507,50	100,00		0,0	83,5	16,5	
DF-0001	ADECUACIÓN DE LOS TRIBUNALES DE MUNICIPIO DEL ÁREA METROPOLITANA DE CARACAS	2005	2006	I	1-SEDES REHABILITADAS	1.296,00		1.296,00		1.296,00				1.000,00			1.000,00	296,00		0,0	77,2	22,8	
DF-0002	ADECUACIÓN DEL EDIFICIO CRUZ VERDE PARA LOS TRIBUNALES PENALES DE CARACAS	2005	2006	I	1-SEDES REHABILITADAS	5.832,00		5.832,00		5.832,00				4.332,00			4.332,00	1.500,00		0,0	74,3	25,7	
FA-0001	REHABILITACIÓN DE LOS TRIBUNALES CIVILES DE PUNTO FIJO	2005	2006	I	1-SEDES REHABILITADAS	1.215,00		1.215,00		1.215,00				1.015,00			1.015,00	200,00		0,0	83,5	16,5	
LA-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE BARQUISIMETO	2005	2006	I	1-SEDES REHABILITADAS	1.215,00		1.215,00		1.215,00				1.015,00			1.015,00	200,00		0,0	83,5	16,5	
MI-0001	REHABILITACIÓN DE UNA SEDE NO PROPIA PARA EL PALACIO DE JUSTICIA DE LOS TEQUES	2005	2006	I	1-SEDES REHABILITADAS	777,60		777,60		777,60				677,60			677,60	100,00		0,0	87,2	12,8	
MI-0002	REHABILITACIÓN DE LA SEDE ALTERNA DE GUARENAS	2005	2005	I	1-SEDES REHABILITADAS	518,40		518,40		518,40				518,40			518,40			0,0	100,0	0,0	
NE-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE NUEVA ESPARTA	2005	2006	I	1-SEDES REHABILITADAS	648,00		648,00		648,00				548,00			548,00	100,00		0,0	84,6	15,4	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
PO-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE GUANARE	2005	2006	I	1-SEDES REHABIL ITADAS	1.377,00		1.377,00		1.377,00				977,00			977,00	400,00		0,0	70,9	29,1	
TA-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE SAN CRISTOBAL	2005	2006	I	1-SEDES REHABIL ITADAS	1.944,00		1.944,00		1.944,00				1.044,00			1.044,00	900,00		0,0	53,7	46,3	
TR-0001	REHABILITACIÓN DEL PALACIO DE JUSTICIA DE TRUJILLO	2005	2006	I	1-SEDES REHABIL ITADAS	2.138,40		2.138,40		2.138,40				1.538,40			1.538,40	600,00		0,0	71,9	28,1	
ZU-0001	REHABILITACIÓN DE LA SEDE JUDICIAL MARA	2005	2006	I	1-SEDES REHABIL ITADAS	9.720,00			5.682,49	5.682,49	4.037,51					5.682,49	5.682,49	4.037,51		0,0	58,5	41,5	
ZU-0002	REHABILITACION DE TRIBUNALES DE SANTA BARBARA	2005	2005	I	1-SEDES REHABIL ITADAS	324,00		324,00		324,00				324,00			324,00			0,0	100,0	0,0	
ZU-0003	REHABILITACIÓN DE LOS TRIBUNALES DE VILLA DEL ROSARIO	2005	2005	I	1-SEDES REHABIL ITADAS	486,00		486,00		486,00				486,00			486,00			0,0	100,0	0,0	
ZU-0004	REHABILITACIÓN DE LAS ÁREAS EXTERIORES DE LA SEDE JUDICIAL MARA	2005	2006	I	1-SEDES REHABIL ITADAS	1.944,00		644,00		644,00	1.300,00			644,00			644,00	1.300,00		0,0	33,1	66,9	
ZU-0005	MEJORAS INTERIORES DE LA SEDE JUDICIAL MARA	2005	2006	I	1-SEDES REHABIL ITADAS	1.377,00		1.377,00		1.377,00				1.077,00			1.077,00	300,00		0,0	78,2	21,8	
	TOTALES					34.821,90		23.801,90	5.682,49	29.484,39	5.337,51			18.605,90		5.682,49	24.288,39	7.537,51					

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404130200 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)															Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS											
								POR TRAMITAR						ESTIMADAS 2005										
								AÑO 2005						PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.	
GU-0001	PROYECTO PARA EL PALACIO DE JUSTICIA DE SAN JUAN DE LOS MORROS	2005	2005	I	1-PROYECTOS Y ACCIONES EJECUTADO	33,75		33,75		33,75				33,75			33,75			0,0	100,0	0,0	0,0	
ME-0001	ADECUACIÓN DEL PROYECTO DEL PALACIO DE JUSTICIA DE MERIDA	2005	2005	I	1-PROYECTOS Y ACCIONES EJECUTADO	87,75		87,75		87,75				87,75			87,75			0,0	100,0	0,0	0,0	
MI-0001	PROYECO PARA EL PALACIO DE JUSTICIA DE LOS TEQUES	2005	2005	I	1-PROYECTOS Y ACCIONES EJECUTADO	74,25		74,25		74,25				74,25			74,25			0,0	100,0	0,0	0,0	
SU-0001	ADECUACIÓN DEL PROYECTO DEL PALACIO DE JUSTICIA DE CUMANA	2005	2005	I	1-PROYECTOS Y ACCIONES EJECUTADO	87,75		87,75		87,75				87,75			87,75			0,0	100,0	0,0	0,0	
SU-0002	ADECUACIÓN DEL PROYECTO DEL PALACIO DE JUSTICIA DE CARUPANO	2005	2005	I	1-PROYECTOS Y ACCIONES EJECUTADO	87,75		87,75		87,75				87,75			87,75			0,0	100,0	0,0	0,0	
	TOTALES					371,25		371,25		371,25				371,25			371,25							

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404140200 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
BO-0001	INSPECCION DE SEDES JUDICIALES DEL ESTADO BOLIVAR	2005	2005	I	1-SEDES CONSTRUIDAS	273,78		273,78		273,78				273,78			273,78			0,0	100,0	0,0	
CA-0001	INSPECCIÓN DE SEDES JUDICIALES EN CARABOBO	2005	2005	I	1-SEDES CONSTRUIDAS	446,31		446,31		446,31				446,31			446,31			0,0	100,0	0,0	
DF-0001	INSPECCIÓN DE CONSTRUCCION DE SEDES JUDICIALES	2005	2006	I	1-SEDES CONSTRUIDAS	2.077,65		2.077,65		2.077,65				1.577,65			1.577,65	500,00		0,0	75,9	24,1	
DF-0002	INSPECCIÓN DE REHABILITACIONES DE SEDES JUDICIALES	2005	2005	I	1-SEDES REHABILITADAS	575,91		575,91		575,91				575,91			575,91			0,0	100,0	0,0	
DF-0003	INSPECCIÓN DE SEDES JUDICIALES EN CARACAS	2005	2006	I	1-SEDES CONSTRUIDAS	947,57		947,57		947,57				847,57			847,57	100,00		0,0	89,4	10,6	
LA-0001	INSPECCIÓN DE SEDES JUDICIALES EN EL ESTADO LARA	2005	2005	I	1-SEDES CONSTRUIDAS	136,89		136,89		136,89				136,89			136,89			0,0	100,0	0,0	
NE-0001	INSPECCIÓN DE SEDES JUDICIALES EN EL ESTADO NUEVA ESPARTA	2005	2005	I	1-SEDES CONSTRUIDAS	211,41		211,41		211,41				211,41			211,41			0,0	100,0	0,0	
TR-0001	INSPECCIÓN DE SEDES JUDICIALES EN EL ESTADO TRUJILLO	2005	2005	I	1-SEDES CONSTRUIDAS	169,29		169,29		169,29				169,29			169,29			0,0	100,0	0,0	
ZU-0001	INSPECCIÓN DE SEDES JUDICIALES EN EL ESTADO ZULIA	2005	2006	I	1-SEDES CONSTRUIDAS	1.051,79		1.051,79		1.051,79				851,79			851,79	200,00		0,0	80,9	19,1	
	TOTALES					5.890,60		5.890,60		5.890,60				5.090,60			5.090,60	800,00					

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
AM-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE PUERTO CABELLO	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.900,00			1.900,00	800,00		0,0	70,4	29,6	
AP-0001	CONSTRUCCIÓN DEL CIRCUITO JUDICIAL PENAL DE GUASDUALITO	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.800,00			1.900,00	800,00		0,0	70,4	29,6	
AR-0001	CONSTRUCCIÓN DEL MÓDULO II DEL PALACIO DE JUSTICIA DE MARACAY	2005	2006	I	1-SEDES CONSTRUIDAS	4.050,00		1.550,00		1.550,00	2.500,00			1.550,00			1.550,00	2.500,00		0,0	38,3	61,7	
BA-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE BARINAS	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
BO-0001	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO CEDEÑO EN CAICARA DEL ORINOCO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
BO-0002	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO PIAR Y EJECUTOR DE MEDIDAS EN UPATA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
BO-0003	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO EL CALLAO Y EJECUTOR DE MEDIDAS EN EL CALLAO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
BO-0004	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO SIFONTES EN TUMEREMO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
CA-0001	CONSTRUCCIÓN DEL MODULO III DEL PALACIO DE JUSTICIA DE VALENCIA	2005	2006	I	1-SEDES CONSTRUIDAS	4.050,00		1.550,00		1.550,00	2.500,00			1.550,00			1.550,00	2.500,00		0,0	38,3	61,7	
CA-0002	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DEL PRIMERO AL SEPTIMO DE MUNICIPIO VALENCIA, SAN DIEGO, NAGUANAGUA Y LOS GUAYOS EN VALENCIA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
CA-0003	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO PRIMERO AL TERCERO Y EJECUTOR DE MEDIDAS DE PUERTO CABELLO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
CA-0004	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO PRIMERO Y SEGUNDO GUACARA Y SAN JOAQUIN Y EJECUTOR DE MEDIDAS EN GUACARA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
CA-0005	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO DIEGO IBARRA EN MARIARA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
CA-0006	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO CARLOS ARVELO EN GUIGUE	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
CA-0007	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO BEJUMA Y EJECUTOR DE MEDIDAS EN BEJUMA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
CO-0001	CONSTRUCCIÓN DEL MODULO III DEL PALACIO DE JUSTICIA DE SAN CARLOS	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
DA-0001	CONSTRUCCION DEL PALACIO DE JUSTICIA DE TUCUPITA	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
DF-0001	CONSTRUCCIÓN DEL EDIFICIO METROLIMPO PARA LOS TRIBUNALES CIVILES DE CARACAS	2005	2006	I	1-SEDES CONSTRUIDAS	18.900,00		18.900,00		18.900,00				14.600,00			14.600,00	4.300,00		0,0	77,2	22,8	
FA-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE CORO	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
GU-0001	CONTRUCCIÓN DEL PALACIO DE JUSTICIA DE SAN JUAN DE LOS MORROS	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
LA-0001	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO JIMENEZ Y EJECUTOR DE MEDIDAS EN QUIBOR	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
LA-0002	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO PRIMERO Y SEGUNDO PALAVECINOS Y SIMÓN PLANAS Y EJECUTOR DE MEDIDAS EN CABUDARE	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
ME-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE MERIDA	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
MI-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE LOS TEQUES	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
MI-0002	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE GUARENAS	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
MO-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE MATURIN	2005	2006	I	1-SEDES CONSTRUIDAS	4.050,00		1.550,00		1.550,00	2.500,00			1.550,00			1.550,00	2.500,00		0,0	38,3	61,7	
NE-0001	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DEL PRIMERO AL CUARTO DE MUNICIPIO MARIÑO GARCIA TUBORES VILLALBA Y PENINSULA DE MACANAO Y PRIMERO Y SEG EJECUTOR PORLAMAR	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
NE-0002	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO MANEIRO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
NE-0003	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO DIAZ	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
NE-0004	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO MARCANO EN JUAN GRIEGO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2005

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Fisica Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
PO-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE ACARIGUA	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
SU-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE CUMANA	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
TR-0001	CONSTRUCCIÓN DEL CIRCUITO JUDICIAL PENAL DE BOCONO	2005	2006	I	1-SEDES CONSTRUIDAS	2.700,00		2.700,00		2.700,00				1.700,00			1.700,00	1.000,00		0,0	62,9	37,1	
TR-0002	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO BOCONO Y JUAN VICENTE CAMPO ELIAS Y EJECUTOR DE MEDIDAS DE BOCONO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
TR-0003	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO RAFAEL RANGEL BOLIVAR SUCRE MIRANDA LA CEIBA EJECUTOR DE MEDIDAS DE BETIJOQUE	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
YA-0001	CONSTRUCCIÓN DEL PALACIO DE JUSTICIA DE SAN FELIPE	2005	2006	I	1-SEDES CONSTRUIDAS	4.050,00		550,00		550,00	3.500,00			550,00			550,00	3.500,00		0,0	13,6	86,4	
ZU-0001	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO PRIMERO AL TERCERO CABIMAS SANTA RITA Y EJECUTORES DE MEDIDA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
ZU-0002	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO CATATUMBO Y EJECUTOR DE MEDIDAS EN ENCONTRADOS	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
ZU-0003	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO COLON Y FRANCISCO EN SAN CARLOS DEL ZULIA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
ZU-0004	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO VALMORE EN BACHAQUERO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
ZU-0005	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO MIRANDA EN PUERTOS DE ALTAGRACIA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
ZU-0006	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO BARALT EN SAN TIMOTEO	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
ZU-0007	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO LAGUNILLAS EN CIUDAD OJEDA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
ZU-0008	CONSTRUCCIÓN DE LA SEDE DEL JUZGADO DE MUNICIPIO MACHIQUEZ DE PERIJA Y ROSARIO DE PERIJA	2005	2006	I	1-SEDES CONSTRUIDAS	1.350,00		1.350,00		1.350,00				850,00			850,00	500,00		0,0	62,9	37,1	
	TOTALES					105.300,00		94.300,00		94.300,00	11.000,00			64.400,00			64.400,00	40.900,00					

PROYECTO: 02 - MANTENIMIENTO DE SEDES

UNIDAD EJECUTORA: MANTENIMIENTO DE SEDES

El mantenimiento de las sedes de los Palacios de Justicia es necesario dentro de las políticas del Proyecto de Modernización del Poder Judicial, para su transformación en el mediano y largo plazo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.03	Servicios no Personales	2.011.496.000
	- Recursos Ordinarios	2.011.496.000
4.04	Activos Reales	13.408.440.000
	- Recursos Ordinarios	13.408.440.000
	TOTAL	**15.419.936.000**

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
AM-0001	REHABILITACIÓN DEL TRIBUNAL LOPNA DE PUERTO AYACUCHO	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
AN-0001	REHABILITACIÓN DEL TRIBUNAL DE PRIMERA INSTANCIA PENAL ADULTO EN ANACO, ESTADO ANZOATEGUI	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
AP-0001	REHABILITACIÓN DEL TRIBUNAL DE PRIMERA INSTANCIA PENAL ADULTO DE APURE MUNICIPIO MUÑOZ	2005	2006	I	1-SEDES REHABILITADAS	246,24		243,00		243,00	3,24			146,24			146,24	100,00		0,0	59,4	40,6	
AR-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE LA VICTORIA	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
BO-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE CIUDAD BOLIVAR	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
BO-0002	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE PUERTO ORDAZ	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
BO-0003	REHABILITACIÓN DEL TRIBUNAL EJECUTOR DE MEDIDAS DEL MUNICIPIO CARONI, ESTADO BOLIVAR	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
CA-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA CIVIL Y PENAL DE TUCACAS	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
CA-0002	REHABILITACIÓN DE LA SEDE DEL JUZGADO DE PRIMERA INSTANCIA CIVIL MERCANTIL Y TRANSITO DE TUCACAS	2005	2006	I	1-SEDES CONSTRUIDAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
CA-0003	REHABILITACIÓN DE LA SEDE DEL JUZGADO DE PRIMERA INSTANCIA CIVIL MERCANTIL Y AGRARIO DE PUERTO CABELLO	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
CA-0004	REHABILITACIÓN DEL TRIBUNAL LOPNA DE VALENCIA	2005	2005	I	1-SEDES CONSTRUIDAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
CA-0005	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE PUERTO CABELLO	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
CA-0006	REHABILITACIÓN DEL JUZGADO SUPERIOR Y DE PRIMERA INSTANCIA CIVIL MERCANTIL DEL PRIMERO AL CUARTO EN VALENCIA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
CO-0001	ADECUACIÓN DEL COMEDOR Y PROVEEDURIA Y EQUIPOS DE AA DEL PJ DE SAN CARLOS	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
DF-0001	REMODELACIÓN DE LA DIVISIÓN DE JUBILACIONES DE LA DEM	2005	2005	I	1-DEPENDENCIA FUNCIONANDO	97,20		97,20		97,20				97,20			97,20			0,0	100,0	0,0	
DF-0002	REMODELACIÓN DE LA DIRECCIÓN DE SERVICIOS REGIONALES	2005	2005	I	1-DEPENDENCIA FUNCIONANDO	97,20		97,20		97,20				97,20			97,20			0,0	100,0	0,0	
DF-0003	REMODELACIÓN DE LA DIRECCIÓN DE RECURSOS HUMANOS DE LA DEM	2005	2005	I	1-DEPENDENCIA FUNCIONANDO	97,20		97,20		97,20				97,20			97,20			0,0	100,0	0,0	
DF-0004	REMODELACIÓN DE LA OFICIAN DE DESARROLLO INFORMATICO DE LA DEM	2005	2006	I	1-DEPENDENCIA FUNCIONANDO	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
DF-0005	REMODELACIÓN DEL ARCHIVO GENERAL DE LA DEM	2005	2005	I	1-DEPENDENCIA FUNCIONANDO	97,20		97,20		97,20				97,20			97,20			0,0	100,0	0,0	
DF-0006	REMODELACIÓN DE LA DIRECCIÓN DE SERVICIOS GENERALES	2005	2005	I	1-DEPENDENCIA FUNCIONANDO	97,20		97,20		97,20				97,20			97,20			0,0	100,0	0,0	
DF-0007	REMODELACIÓN DEL JARDIN DE INFANCIA EDUCAME DE LA DEM	2005	2005	I	1-DEPENDENCIA FUNCIONANDO	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
DF-0008	REALIZACIÓN DE MEJORAS DE LAS INSTALACIONES DE AA DE LA DEM	2005	2006	I	1-DEPENDENCIA FUNCIONANDO	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
DF-0009	REMODELACION DE PISOS DE LA TORRE NORTE DE LA DEM	2005	2006	I	1-DEPENDENCIA FUNCIONANDO	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
DF-0010	REMODELACIÓN DE LA DIRECCIÓN DE FINANZAS Y CONTABILIDAD DE LA DEM	2005	2005	I	1-DEPENDENCIA FUNCIONANDO	97,20		97,20		97,20				97,20			97,20			0,0	100,0	0,0	
DF-0011	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE CARACAS	2005	2005	I	1-SEDES REHABILITADAS	486,00		486,00		486,00				486,00			486,00			0,0	100,0	0,0	
DF-0012	REHABILITACIÓN DE DIEZ SALAS DE LA LOPNA EN CARACAS	2005	2005	I	1-SEDES REHABILITADAS	486,00		486,00		486,00				486,00			486,00			0,0	100,0	0,0	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
DF-0013	REHABILITACIÓN DEL TRIBUNAL 25 DE MUNICIPIO DE CARACAS	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
DF-0014	REHABILITAR EL TRIBUNAL DE PRIMERA INSTANCIA CIVIL MERCANTIL Y TRANSITO DE CARACAS	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
DF-0015	REALIZAR SEIS REPARACIONES DE LA NUEVA SEDE DE LA DEFENSA PÚBLICA EN CARACAS	2005	2006	I	1-SEDES REHABILITADAS	2.689,20		1.000,00		1.000,00	1.689,20			1.000,00			1.000,00	1.689,20		0,0	37,2	62,8	
FA-0001	REHABILITACION DE LA SEDE DEL TRIBUNAL LOPNA DE CORO	2005	2005	I	1-SEDES CONSTRUIDAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
GU-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE SAN JUAN DE LOS MORROS	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
GU-0002	REHABILITACIÓN DE LA EXTENCIÓN DE LA SALA DE JUICIO EN VALLE DE LA PASCUA, ESTADO GUARICO	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
GU-0003	REHABILITACION DEL CJP DE SAN JUAN DE LOS MORROS	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
GU-0004	REHABILITACION DEL CJP DE CALABOZO	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
GU-0005	REHABILITACION DEL CJP DE VALLE DE LA PASCUA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
GU-0006	REHABILITACIÓN DE UNA SEDE JUDICIAL EN VALLE DE LA PASCUA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
GU-0007	REHABILITACION DEL EDIFICIO SEDE DE LOS TRIBUNALES CIVILES DE SAN JUAN DE LOS MORROS	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
GU-0008	REHABILITACIÓN DEL TRIBUNAL DE SAN CASIMIRO ESTADO GUARICO	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
LA-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE BARQUISIMETO	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
LA-0002	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE CARORA	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
ME-0001	MEJORAS ELÉCTRICAS AL PALACIO DE JUSTICIA DE MERIDA	2005	2006	I	1-SEDES CONSTRUIDAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
ME-0002	CERCADO PERIMETRAL DEL TERRENO PARA LA SEDE DEL PALACIO DE JUSTICIA DE MERIDA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
ME-0003	MEJORAS AL CIRCUITO JUDICIAL PENAL DE MÉRIDA Y EL VIGIA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
ME-0004	REHABILITACIÓN DEL ESTACIONAMIENTO DE LOS CJP DE MERIDA Y EL VIGIA	2005	2006	I	1-SEDES CONSTRUIDAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
ME-0005	MEJORAS ELECTRICAS A LA SEDE DE LA DEFENSA PUBLICA EN EL VIGIA	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
MI-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE MARACAY	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
MI-0002	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE LOS TEQUES	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
MI-0003	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE GUARENAS	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
MI-0004	REHABILITACIÓN DE LA SEDE LOPNA DE VALLES DEL TUY	2005	2005	I	1-SEDES REHABILITADAS	243,00	.	243,00		243,00				243,00			243,00			0,0	100,0	0,0	
NE-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE LA ASUNCIÓN	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
PO-0001	FABRICACIÓN DE LOSAS DE ENTREPISO DEL PALACIO DE JUSTICIA DE GUANARE	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
PO-0002	RECUPERACIÓN DEL SISTEMA DE AIRE ACONDICIONADO DEL PALACIO DE JUSTICIA DE GUANARE	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
PO-0003	MODERNIZACION DE LOS ASCENSORES DEL PALACIO DE JUSTICIA DE GUANARE	2005	2005	I	1-SEDES CONSTRUIDAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
PO-0004	IMPERMEABILIZACIÓN DE LOS TECHOS DEL PALACIO DE JUSTICIA DE GUANARE	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
PO-0005	INSTALACION DEL SISTEMA CONTRA INCENDIO DEL PALACIO DE JUSTICIA DE GUANARE	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
TA-0001	MEJORA A LAS SEDES DE LOS TRIBUNALES DE MUNICIPIO BOLIVAR Y EJECUTOR DE MEDIDAS DEL ESTADO TACHIRA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
TA-0002	MEJORAS A LA SEDE DE LA DAR TACHIRA	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
TA-0003	PINTURA DE FACHADAS DEL PJ DE TACHIRA	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TA-0004	INSTALACION DEL SISTEMA CONTRA INCENDIO DEL EDIFICIO NACIONAL ESTADO TACHIRA	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
TA-0005	REHABILITACIÓN DEL CJP DE LA FRIA ESTADO TACHIRA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	4115,2	
TA-0006	REHABILITACION DEL ARCHIVO DE LA SEDE TACHIRA	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
TA-0007	ACONDICIONAMIENTO TÉRMICO PARA LOS TRIBUNALES DE CONTROL DE SAN CRISTOBAL	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
TA-0008	CERRAMIENTO PERIMETRAL Y PINTURA DEL PJ DE SAN ANTONIO	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
TR-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE TRUJILLO	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
TR-0002	ESTABILIZACION DE TALUDES DEL TERRENO DEL CJP DE TRUJILLO	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
TR-0003	ASFALTADO DEL ESTACIONAMIENTO DEL CIRCUITO JUDICIAL PENAL DE TRUJILLO	2005	2006	I	1-SEDES REHABILITADAS	243,00		100,00		100,00	143,00			100,00			100,00	143,00		0,0	41,2	58,8	
TR-0004	TECHADO DEL ESTACIONAMIENTO DEL CJP DE TRUJILLO	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
TR-0005	INSTALACION DEL SISTEMA DE AIRE ACONDICIONADO PARA EL PALACIO DE JUSTICIA DE TRUJILLO	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
YA-0001	REMODELACION DE AREAS DEL CJP DE SAN FELIPE	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
ZU-0001	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE CABIMAS	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
ZU-0002	REHABILITACIÓN DE LA SEDE DEL TRIBUNAL LOPNA DE MARACAIBO	2005	2005	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				243,00			243,00			0,0	100,0	0,0	
ZU-0003	REHABILITACIÓN DE LA SEDE DEL JUZGADO SUPERIOR Y PRIMERO AL TERCERO DE PRIMERA INSTANCIA CIVIL Y MERCANTIL EN CABIMAS	2005	2006	I	1-SEDES REHABILITADAS	243,00		243,00		243,00				143,00			143,00	100,00		0,0	58,8	41,2	
	TOTALES					19.556,64		16.005,20		16.005,20	3.551,44			13.408,44			13.408,44	6.148,20					

23. Ministerio Público

MINISTERIO PUBLICO

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio Público dentro de su política para el ejercicio económico 2005 garantizará el respeto a los derechos y garantías constitucionales en los procesos judiciales; la celeridad y buena marcha de la administración de justicia; el juicio previo y el debido proceso, ordenar y dirigir la investigación penal; e intentar las acciones para hacer efectiva la responsabilidad de los funcionarios públicos en caso que hubieren incurrido en irregularidades.

Considerando lo señalado, esta política se fundamentará en los planes enmarcados en el Plan Estratégico 2001-2007 entre los cuales se destacan los siguientes:

- Perfilar el rol del Ministerio Público como vigilante del cumplimiento de la legalidad y la constitucionalidad, mediante la actualización y perfeccionamiento de los fiscales en el dominio y la aplicación de la normativa legal, mediante la formación y capacitación técnico-jurídico del personal, para mejorar la actuación profesional y gerencial de los funcionarios y personal administrativo.

- Continuar con el proyecto de comunicación, orientado a diseñar políticas, estrategias y planes de comunicaciones que contribuyan con el fortalecimiento de la imagen del Organismo y la difusión de sus atribuciones, incluyendo las funciones del Fiscal General de la República, así como las demás representaciones fiscales y funcionarios de esta Institución, con el fin de fortalecer el acercamiento del Ministerio Público con los ciudadanos.

- Continuar con la descongestión de expedientes del antiguo régimen penal que quedaron represados con la entrada en vigencia del Código Orgánico Procesal Penal.

- Mejorar la imagen de las Fiscalías en el ámbito Territorial, a través de las adecuaciones de algunas Sedes, con la finalidad de brindar un servicio eficiente al ciudadano.

- Continuar con el proceso de automatización del Ministerio Público, mediante la aplicación y mantenimiento de la plataforma tecnológica, a fin de mejorar el rendimiento funcional, desde el ámbito legal hasta el administrativo, a fin de brindar respuestas oportunas en los casos asignados.

- Continuar con el plan de dotación de Materiales y Suministros en cuanto a la dotación de papelería, artículos de escritorio, materiales de oficina, para el funcionamiento de las actividades asignadas a los representantes del Ministerio Público.

- Continuar con el mantenimiento preventivo y correctivo de las Sedes.

- Proseguir con la cancelación de los servicios básicos, electricidad, teléfonos, aseo urbano, servicios de comunicaciones, contratos de conservaciones de inmuebles, máquinas, muebles y demás equipos de oficina y alojamiento, máquinas y demás equipos de construcción, campo, industria y taller, etc.

- Continuar con la ejecución del plan de pensiones y jubilaciones establecidas en el Estatuto de Personal del Ministerio Público.

- Ejecutar el Proyecto de creación de algunas Oficinas de Atención y Orientación al Ciudadano, que estarán ubicadas en alguno de los Estados del País, la cual permitirá a esta Institución brindar orientación jurídica de forma personal y, optimizar la capacidad de respuesta mediante la orientación y apoyo necesario al particular, en relación con asuntos propios del Organismo.

- Ejecutar el Proyecto de creación de 3 Archivos Regionales que contribuirá a la modernización del Ministerio Público y a su vez a mejorar la gestión documental de la Institución.

- Aplicación de Contratación Colectiva del Personal Obrero.

- Ajuste de la Ley Programa de Alimentación por efecto de la variación en el costo de la Unidad Tributaria.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Expedientes	Casos	7.000.000	343.814.536.768
TOTAL			343.814.536.768

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Ministerio Público	343.814.536.768
	TOTAL	343.814.536.768

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	249.469.255.200
	- Recursos Ordinarios	246.887.489.200
	- Otras Fuentes de Financiamiento	2.581.766.000
4.02	Materiales y Suministros	4.901.834.000
	- Recursos Ordinarios	4.901.834.000
4.03	Servicios no Personales	42.049.292.768
	- Recursos Ordinarios	18.779.422.000
	- Programas y Proyectos	13.686.236.768
	- Otras Fuentes de Financiamiento	9.583.634.000
4.04	Activos Reales	10.588.053.000
	- Recursos Ordinarios	10.588.053.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	693.538.000
	- Recursos Ordinarios	693.538.000
4.07	Transferencias	36.112.563.800
	- Recursos Ordinarios	36.112.563.800
	TOTAL	**343.814.536.768**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	5.509	74.801.137.016
- Directivo	111	2.427.541.116
- Profesional y Técnico	2.210	51.085.470.216
- Personal Administrativo	2.385	17.254.554.656
- Obrero	803	4.033.571.028
Personal Contratado	240	2.796.558.024
- Empleado	228	2.736.552.000
- Obrero	12	60.006.024
TOTAL	**5.749**	**77.597.695.040**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236	4	17.559.660
III	371.237 - 421.237	780	3.907.150.692
IV	421.238 - 471.238	142	757.714.644
V	471.239 - 521.239	264	1.532.595.156
VI	521.240 - 571.240	328	2.102.491.440
VII	571.241 - 621.241	790	5.528.880.348
VIII	621.242 - 671.242	549	4.323.231.204
IX	671.243 - 721.243	252	2.096.776.568
X	721.244 - 771.244	36	320.475.840
XI	771.245 - 821.245	50	475.249.740
XII	821.246 - 871.246	77	790.861.044
XIII	871.247 - 921.247	53	557.333.136
XIV	921.248 - 971.248	29	323.094.840
XV	971.249 - 1.021.249	224	2.694.168.072
XVI	1.021.250 - 1.071.250	7	87.013.368
XVII	1.071.251 Y MAS	2.164	52.083.099.288
	TOTAL	**5.749**	**77.597.695.040**

PROGRAMA: 01 - MINISTERIO PUBLICO

UNIDAD EJECUTORA: Fiscalía General de la República

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	249.469.255.200
	- Recursos Ordinarios	246.887.489.200
	- Otras Fuentes de Financiamiento	2.581.766.000
4.02	Materiales y Suministros	4.901.834.000
	- Recursos Ordinarios	4.901.834.000
4.03	Servicios no Personales	42.049.292.768
	- Recursos Ordinarios	18.779.422.000
	- Programas y Proyectos	13.686.236.768
	- Otras Fuentes de Financiamiento	9.583.634.000
4.04	Activos Reales	10.588.053.000
	- Recursos Ordinarios	10.588.053.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	693.538.000
	- Recursos Ordinarios	693.538.000
4.07	Transferencias	36.112.563.800
	- Recursos Ordinarios	36.112.563.800
	TOTAL	**343.814.536.768**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	5.509	74.801.137.016
- Directivo	111	2.427.541.116
- Profesional y Técnico	2.210	51.085.470.216
- Personal Administrativo	2.385	17.254.554.656
- Obrero	803	4.033.571.028
Personal Contratado	240	2.796.558.024
- Empleado	228	2.736.552.000
- Obrero	12	60.006.024
TOTAL	**5.749**	**77.597.695.040**

25. Procuraduría General de la República

PROCURADURÍA GENERAL DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Política Presupuestaria de la Procuraduría General de la República se enmarca en concordancia con la misión y visión, que como Institución se ha fijado.

Misión Institucional de la Procuraduría General de la República:

Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas, de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la nación venezolana.

Visión Institucional de la Procuraduría General de la República:

Ser la institución venezolana de mayor reconocimiento, prestigio y credibilidad por su capacidad de asesorar a los órganos del Estado y su eficiente acción en defensa y representación de los bienes e intereses patrimoniales de la República, mediante el desarrollo y aplicación del conocimiento científico de la ciencia jurídica y la utilización honesta, recta, objetiva y honorable del ordenamiento jurídico venezolano.

En tal sentido, el Organismo se ha propuesto para el próximo ejercicio fiscal, continuar fortaleciendo y consolidando la significación y trascendencia del rol constitucional que posee la Procuraduría General de la República, a la vez de brindar un alto nivel de eficiencia.

Por ello, se establecen las siguientes políticas, como base de la planificación y ejecución del presupuesto del año 2005:

- Reposicionar a la Procuraduría General de la República como un ente especializado, destinado a la preservación del patrimonio del Estado.
- Transformar a la Institución en un Organismo moderno, cuya racionalidad funcional sea la eficacia, la eficiencia y la excelencia.
- Asesorar oportunamente a la Administración Pública Nacional, ahorrándole los perjuicios derivados de la consulta externa que podría ser interesada o tendenciosa. Además de los ingentes gastos de honorarios en abogados externos, ejerciendo una verdadera relación de apoyo y en especial buscando un acercamiento con los estados y municipios.
- Elevar la calidad de vida, desarrollo profesional e identidad del personal de la Institución, como principal soporte de su éxito y del rol protagónico que está llamada a representar en los procesos de cambio que demanda nuestro país.
- Fortalecer el área sustantiva como objetivo de carácter estratégico, por cuanto representa la generación de relevo institucional bajo la cual reposarán las competencias de la Procuraduría que resultasen del nuevo marco jurídico.
- Intensificar la labor académica de la Fundación Procuraduría como principal vehículo de su proyección institucional.
- Dotar a la Biblioteca y al Archivo Central con material actualizado con la finalidad de convertirlo en un centro bibliográfico – documental digitalizado, que permita obtener información global, precisa, oportuna y sostenida que en relación a la materia jurídica se procese dentro y fuera del país.
- Proveer los medios y herramientas tecnológicas y materiales acordes a los fines del Organismo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Asesorar, defender y representar judicial y extrajudicialmente los intereses patrimoniales de la República	Opinión	1	31.393.900.000
TOTAL			**31.393.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Representación Jurídica de la República	31.393.900.000
	TOTAL	**31.393.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**25.083.622.602**
	Recursos Ordinarios	23.514.260.000
	Otras Fuentes de Financiamiento	1.569.362.602
4.02	Materiales y Suministros	**709.900.000**
	Recursos Ordinarios	400.000.000
	Otras Fuentes de Financiamiento	309.900.000
4.03	Servicios no Personales	**3.210.217.398**
	Recursos Ordinarios	1.000.000.000
	Otras Fuentes de Financiamiento	2.210.217.398
4.04	Activos Reales	**500.000.000**
	Otras Fuentes de Financiamiento	500.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**20.000.000**
	Otras Fuentes de Financiamiento	20.000.000
4.07	Transferencias	**1.870.160.000**
	Recursos Ordinarios	1.470.160.000
	Otras Fuentes de Financiamiento	400.000.000
	TOTAL	**31.393.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	379	4.996.701.564
- Directivo	57	1.516.084.788
- Profesional y Técnico	182	2.513.050.500
- Personal Administrativo	85	713.984.616
- Obrero	55	253.581.660
Personal Contratado	223	2.442.156.828
- Empleado	206	2.374.208.508
- Obrero	17	67.948.320
TOTAL	**602**	**7.438.858.392**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236	35	142.122.672
III	371.237 - 421.237	59	277.262.556
IV	421.238 - 471.238	17	91.933.968
V	471.239 - 521.239	20	120.000.000
VI	521.240 - 571.240	20	133.649.040
VII	571.241 - 621.241	1	7.200.000
VIII	621.242 - 671.242	14	110.071.656
IX	671.243 - 721.243	57	474.472.224
X	721.244 - 771.244	5	44.541.768
XI	771.245 - 821.245	51	488.900.064
XII	821.246 - 871.246		
XIII	871.247 - 921.247	20	214.731.168
XIV	921.248 - 971.248	4	45.851.388
XV	971.249 - 1.021.249	63	751.322.208
XVI	1.021.250 - 1.071.250	10	124.181.616
XVII	1.071.251 Y MAS	226	4.412.618.064
	TOTAL	**602**	**7.438.858.392**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2005
A0403	Fundación Procuraduría	500.000.000
	- Recursos Ordinarios	100.000.000
	- Otras Fuentes de Financiamiento	400.000.000
	TOTAL	**500.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

P	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	60.000.000
4.07	01	00	00	Transferencias Corrientes Internas	60.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	60.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	50.000.000
				- S0273 - Asociación de Damas de la Procuraduría General de la República (ASODPROCU).	50.000.000
4.07	01	01	19	Otros Subsidios Sociales al Sector Privado	10.000.000
				- S1323 - Asociación de Jubilados y Pensionados de la Procuraduría General	10.000.000
				TOTAL	**60.000.000**

PROGRAMA: 01 Representación Jurídica de la República

UNIDAD EJECUTORA: Procuraduría General de la Republica

La Procuraduría General de la República, como órgano de rango constitucional, seguirá cumpliendo con sus funciones fundamentales: la representación y defensa de los intereses patrimoniales de la República, el asesoramiento jurídico a la Administración Pública Nacional y dictaminar en los casos y con los efectos señalados en las Leyes.

Igualmente, se continuará consolidando la significación y trascendencia del rol constitucional de la Procuraduría General de la República, a la vez de asegurar un alto nivel de eficiencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Asesorar, defender y representar judicial y extrajudicialmente los intereses patrimoniales de la República	Opinión	1	31.393.900.000
TOTAL			**31.393.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	**Gastos de Personal**	**25.083.622.602**
	Recursos Ordinarios	23.514.260.000
	Otras Fuentes de Financiamiento	1.569.362.602
4.02	**Materiales y Suministros**	**709.900.000**
	Recursos Ordinarios	400.000.000
	Otras Fuentes de Financiamiento	309.900.000
4.03	**Servicios no Personales**	**3.210.217.398**
	Recursos Ordinarios	1.000.000.000
	Otras Fuentes de Financiamiento	2.210.217.398
4.04	**Activos Reales**	**500.000.000**
	Otras Fuentes de Financiamiento	500.000.000
4.06	**Servicio de la Deuda Pública y Disminución de Otros Pasivos**	**20.000.000**
	Otras Fuentes de Financiamiento	20.000.000
4.07	**Transferencias**	**1.870.160.000**
	Recursos Ordinarios	1.470.160.000
	Otras Fuentes de Financiamiento	400.000.000
	TOTAL	**31.393.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	379	4.996.701.564
- Directivo	57	1.516.084.788
- Profesional y Técnico	182	2.513.050.500
- Personal Administrativo	85	713.984.616
- Obrero	55	253.581.660
Personal Contratado	223	2.442.156.828
- Empleado	206	2.374.208.508
- Obrero	17	67.948.320
TOTAL	**602**	**7.438.858.392**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	500.000.000
4.07	01	00	00	Transferencias Corrientes Internas	500.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	500.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	500.000.000
				A0403 - Fundación Procuraduría	500.000.000
				Recursos Ordinarios	100.000.000
				Otras Fuentes de Financiamiento	400.000.000
				TOTAL	**500.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	60.000.000
4.07	01	00	00	Transferencias Corrientes Internas	60.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	60.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	50.000.000
				- S0273 - Asociación de Damas de la Procuraduría General la República (ASODPROCU).	
				Recursos Ordinarios	50.000.000
4.07	01	01	19	Otros Subsidios Sociales al Sector Privado	10.000.000
				- S1323 - Asociación de Jubilados y Pensionados de la Procuraduría General	10.000.000
				Recursos Ordinarios	10.000.000
				TOTAL	**60.000.000**

26. Ministerio del Interior y Justicia

MINISTERIO DEL INTERIOR Y JUSTICIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio del Interior y Justicia tiene como misión la formulación, seguimiento y control de planes y políticas públicas, coherentes y viables, que contribuyan a incrementar la seguridad y la paz social que requiere el desarrollo integral de la nación. Para ejecutar la misión se ha elaborado el Presupuesto de Gastos para el ejercicio fiscal 2005, atendiendo las orientaciones que en materia de Política Económica y Social ha establecido el Ejecutivo Nacional, en estrecha vinculación con el Plan Operativo Anual Nacional (P.O.A.N), cuyas directrices estratégicas están dirigidas a preservar la seguridad jurídica y ciudadana en todo el territorio nacional, a través del fortalecimiento institucional y la implementación de políticas integrales efectivas, que contribuyan al desarrollo territorial equilibrado en las regiones.

A objeto de racionalizar la distribución de los recursos presupuestarios asignados en concordancia con los lineamientos establecidos, se estima el logro de los siguientes objetivos:

- Fortalecimiento Institucional:

Con la finalidad de dotar a la Administración Pública Nacional de un organismo moderno, ágil, eficaz y eficiente, alineado con los preceptos establecidos en la Constitución de la República Bolivariana de Venezuela y las Leyes; capaz de generar respuestas asertivas a las demandas de los ciudadanos en materia de Política Interior y de Seguridad, que contribuya con el fortalecimiento de la democracia participativa y protagónica, a mantener la plena vigencia del Estado de Derecho, la justicia social, y de sus instituciones.

Se asignan recursos destinados a dar continuidad al proceso de reestructuración administrativa y funcional que viene adelantando el Ministerio de Interior y Justicia con miras a la implantación de un nuevo esquema organizacional y de cargos, deslastrándose de los excesivos procesos burocráticos a través de la incorporación de nuevas tecnologías de comunicación e informática, con la finalidad de lograr una organización moderna, útil, eficiente y productiva.

Enmarcados en la profundización de la desconcentración y descentralización se prevé crear, en el transcurso del ejercicio fiscal, los siguientes Servicios Autónomos:

- Servicio Autónomo de Identificación y Extranjería, organización que para cumplir sus objetivos deberá dotarse en el transcurso del 2005 con personal de alto perfil profesional, implementar procedimientos basados en el uso intensivo de tecnología y de una infraestructura acorde con el cumplimiento de sus funciones, con el fin de continuar con el proceso de reestructuración y fortalecimiento de las oficinas de Identificación y Extranjerías para mejorar la seguridad y calidad de los servicios de atención, en cuanto al otorgamiento de documentación a la ciudadanía, modernizando las oficinas a nivel nacional, tanto en la planta física como en los equipos de telecomunicaciones.

- Servicio Autónomo de Registros y del Notariado, con la finalidad de resolver los problemas de inseguridad jurídica del actual sistema y generar capacidades para el financiamiento de actividades inherentes a las competencias del Ministerio. Para ello se le dotará de una estructura adecuada, con un equipo gerencial y profesional altamente calificado y profesional y que va a disponer además, de una alta capacidad tecnológica.

- Servicio Autónomo de Archivo General de la Nación, lo que permitirá fortalecer su capacidad de prestación de servicios, acceso a la información, documentos públicos y de la propia información, generando capacidad de autofinanciamiento, con una mayor y efectiva relación entre el Estado y la sociedad.

Por otra parte, se fortalecerá la coordinación de Derechos Humanos con el objetivo de garantizar el respeto de los derechos humanos de los internos e internas, por parte de los funcionarios que integran el sistema penitenciario y de los cuerpos policiales adscritos al Ministerio.

Asimismo, se fortalecerá la estructura organizacional y la estructura de cargos en todos sus niveles en la Dirección de Custodia y Rehabilitación del Recluso, en pro de la transformación de los procesos inherentes a la gestión penitenciaria, desde una visión de la prestación de un servicio social, que permita la no exclusión de los internos e internas de la sociedad, sino que por el contrario, los mantenga siendo parte de ella.

En concordancia con las leyes aprobadas en el proceso bolivariano se crea:

- La Coordinación Nacional de Bomberos y Bomberas y Administración de Emergencias de carácter civil.
- La Coordinación Nacional de los Servicios de Seguridad Privada.
- El Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de carácter civil.
- El Fondo Nacional de Protección Civil y Administración de Desastres.

Se eleva al rango de Dirección General a la Coordinación Nacional de Prevención del Delito con estructuras que estarán dotadas de personal profesionalizado y de alto nivel de capacitación, y se encargará de promover y desarrollar programas dirigidos a las comunidades para prevenir la violencia, consolidar la convivencia y la paz en pro de una mejor calidad de vida, mediante talleres de capacitación integral de la familia, información y educación a niños, niñas y adolescentes sobre previsión al consumo de drogas y conformación de una red nacional contra la violencia, con la participación de entes gubernamentales, organizaciones de la sociedad civil y alcaldías.

Se fortalecerá la estructura de la Dirección Nacional de Protección Civil, por medio de la cual se procurará incrementar la participación efectiva de los sectores involucrados a nivel nacional, estadal y municipal en la protección de las personas y bienes ante situaciones de emergencias que se puedan producir, teniendo siempre presente que la protección civil forma parte de la seguridad de Estado. En este sentido, las políticas estarán orientadas entre otros aspectos, a integrar los esfuerzos de los diversos sectores de la sociedad con el objeto de superar y combatir cualquier situación de gravedad que vulnere la vida y el bienestar de la sociedad.

La Coordinación Policial y el Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (C.I.C.P.C.), incidirá efectivamente en la preservación de la seguridad ciudadana, redundando en el mantenimiento del orden público, la seguridad del Estado y lo relativo a los órganos de policía, cuya ejecución se ha ajustado al estricto orden legal con respecto a las libertades públicas y de derechos ciudadanos.

- Humanización del Sistema Penitenciario:

Se destinan recursos a la humanización del Sistema Penitenciario en función de garantizar el derecho a una alimentación adecuada de los internos e internas de dichos sistema, asimismo, fomentar la producción agropecuaria e industrial a través de cooperativas en los establecimientos penitenciarios, organizar el trabajo productivo y la capacitación de la población interna para su reinserción en la sociedad, mejorando la calidad de vida del interno y su grupo familiar.

Se prevé el fortalecimiento de la seguridad ciudadana, colocando el acento en lo concerniente a la prevención del delito, para lo cual se hace necesario profundizar el proceso de descentralización a través de la implantación de políticas anti–delictivas, conformando redes preventivas comunitarias, así como un sistema de información que permita el diseño de indicadores y la formulación de políticas coherentes a nivel nacional, estadal y local.

Se mejorará el sistema de identificación ciudadana mediante la dotación ágil, eficiente, efectivo y oportuno de los instrumentos destinados a tales fines.

Se contribuirá a la humanización y modernización de los centros penitenciarios como instrumentos de educación para la convivencia ciudadana, a través de la ejecución de obras de infraestructuras dirigidas a la recuperación de los recintos carcelarios existentes que poseen un mayor grado de masificación, los cuales deben seguir siendo dotados de áreas educacionales, de trabajo, recreacionales, sociales y hospitalarias. La aplicación de un nuevo régimen penitenciario que contemple alimentación, servicios médicos, vigilancias y visitas con personal eficiente, normas y procedimientos actualizados, equipos e instalaciones adecuadas y efectivos programas de trabajo penitenciario dirigidos a la rehabilitación del recluso con la oportuna participación familiar y debida asistencia religiosa, lo que permitirá su reinserción en la sociedad.

- Desarrollo Regional

Mediante programas de política interior y desarrollo regional se tiene previsto vincular a las gobernaciones y alcaldías dentro del marco de descentralización, esto con el objeto de verificar y evaluar que los proyectos que se tramiten estén en concordancia con las políticas y estrategias de desarrollo nacional.

Desarrollar mecanismos de control y seguimiento en todas aquellas actividades de la administración que por sus particulares características, pudieran generar mayores actos de corrupción, teniendo siempre presente que los delitos contra el patrimonio público no prescriben.

Ceremonial y Acervo Histórico de la Nación Coordinar y dirigir los actos protocolares del Ceremonial y Acervo Histórico de la Nación, conmemoraciones de fechas patrias, así como continuar con el programa de mantenimiento y conservación de los monumentos históricos.

En resumen, la formulación del presente presupuesto de gastos para el Ministerio del Interior y Justicia se orienta a lograr la vinculación operativa Plan – Presupuesto.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar los planes y programas del Organismo	Reunión	1.865	10.821.011.616
Asesoramiento jurídico	Dictamen	4.320	513.408.620
Evaluar el sistema de control interno, verificar el cumplimiento de la normativa vigente, abrir y sustanciar averiguaciones administrativas	Acto	340	620.607.697
Cubrir, promocionar y divulgar la información institucional	Campaña	200	1.288.197.266
Desarrollar e implantar sistemas administrativos, de asistencia técnica, procesamiento de datos, conservación y mantenimiento de redes de comunicaciones	Proyecto	15.592	6.941.984.517
Coordinar las actividades vinculadas a procesos en las áreas de: planificación, organización, presupuesto y control de gestión.	Documento	384	754.045.515
Centralizar los recursos de la contratación colectiva del personal y fortalecer los beneficios referidos a: capacitación, adiestramiento, atención médica	Documento	299.773	132.792.129.761
Coordinar y supervisar los servicios administrativos, así como el control de la disponibilidad presupuestaria	Documento	47.995	73.572.009.217
Coordinar la ejecución del Proyecto "Reforma del Sistema de Justicia Penal" del MIJ	Plan	39	30.177.588.238
Construir centros de tratamiento comunitario	Contrato	9	10.031.641.992

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Rehabilitar áreas sociales de la Penitenciaria General de Venezuela y Rehabilitación de sedes del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	Contrato	10	16.480.174.306
Mejorar la capacidad de respuesta de la organización de protección civil y administración de desastres y de la comunidad nacional en la prevención y atención de eventos adversos	Reporte	2.900	17.487.878.451
Realizar procedimientos especializados de inteligencia para apoyar el proceso de toma de decisiones en materia de seguridad de estado	Documento	50.000	98.849.861.861
Coordinar y supervisar las relaciones políticas del Ejecutivo Nacional con los demás Órganos del Poder Público	Coordinación	12	21.200.000
Efectuar relaciones políticas con todos los niveles del Poder Público y órganos con autonomía funcional	Coordinación	11	489.160.455
Coordinar y programar las transferencias del Situado Constitucional Estadal y Municipal, así como los recursos derivados de la Ley de Asignaciones Económicas Especiales	Reunión	8.568	11.866.258.136.171
Cumplir eficientemente en el tiempo oportuno con todas las ceremonias, ofrendas, efemérides, actos protocolares, así como condecoraciones Orden Libertador y Francisco de Miranda	Acto	522	1.964.190.360
Implementar las políticas, lineamientos y estrategias para optimizar los niveles de seguridad pública	Coordinación	1.478	97.973.330.700
Formar y capacitar agentes, coordinar las acciones con los cuerpos de seguridad e inspeccionar las empresas de vigilancia	Capacitación	1.000	5.618.360.234
Incorporar planteles de educación básica, media y diversificada, comunidades y grupos comunitarios en actividades preventivas del delito	Taller	7.180	10.738.190.580
Visitar y supervisar los centros penitenciarios	Supervisión	51.072	2.069.819.670
Atención integral al interno	Interno	344.664	147.044.229.010
Atender a estudiantes en la carrera Técnico Superior Universitario	Alumno	628	85.113.744
Dirigir, coordinar y supervisar las actividades de las Unidades a su cargo	Supervisión	11.598	22.113.664

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Promover, apoyar, formular y coordinar políticas, planes y actividades en materia de Derechos Humanos	Capacitación	37	848.022.188
Garantizar asistencia jurídica gratuita a los ciudadanos de escasos recursos económicos.	Documento	15.659	1.044.557.660
Supervisar y controlar las actividades de los Registros y Notarías del país como Servicio Autónomo	Documento	162.005	570.067.911
Preservar y difundir el Patrimonio Histórico Documental	Documento	1.864.063	345.803.517
Dotar a los ciudadanos venezolanos y extranjeros residenciados en el país de los documentos de identificación respectivos	Documento	7.320.604	25.611.567.445
Practicar las diligencias e investigaciones científicas que le ordene el Ministerio Público, encaminadas a investigar y hacer constar la perpetración de un hecho punible	Expediente	61.032	170.861.796.718
Formar y capacitar profesionales universitarios en el campo de la investigación criminal	Capacitación	144.819	5.266.965.563
TOTAL			**12.737.163.164.647**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	257.480.982.447
02	Construcción y Rehabilitación de Edificaciones del MIJ	26.511.816.298
03	Protección Civil y Administración de Desastres	17.487.878.451
04	Servicios de Inteligencia y Prevención	98.849.861.861
05	Política Interior	11.868.732.686.986
06	Seguridad Ciudadana	114.329.881.514
07	Servicios Penitenciarios	149.199.162.424
08	Seguridad Jurídica	2.830.564.940
09	Servicio Autónomo de Identificación y Extranjería	25.611.567.445
10	Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	176.128.762.281
	TOTAL	**12.737.163.164.647**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**411.231.783.965**
	- Recursos Ordinarios	393.127.431.356
	- Otras Fuentes de Financiamiento	17.854.476.609
	- Programas y Proyectos	249.876.000
	• Apoyo a la Reforma del Sistema de Justicia Penal	249.876.000
4.02	Materiales y Suministros	**56.318.677.163**
	- Recursos Ordinarios	56.280.377.163
	- Programas y Proyectos	38.300.000
	• Apoyo a la Reforma del Sistema de Justicia Penal	38.300.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.03	Servicios no Personales	**65.286.587.902**
	- Recursos Ordinarios	44.674.283.619
	- Otras Fuentes de Financiamiento	9.482.500.000
	- Programas y Proyectos	11.129.804.283
	• Apoyo a la Reforma del Sistema de Justicia Penal	11.129.804.283
4.04	Activos Reales	**163.667.148.460**
	- Recursos Ordinarios	4.424.102.716
	- Otras Fuentes de Financiamiento	3.587.500.000
	- Programas y Proyectos	155.655.545.744
	• Apoyo a la Reforma del Sistema de Justicia Penal	42.954.351.213
	• Dotación y Equipamiento del Sistema Carcelario	48.708.570.350
	• Seguridad y Convivencia Ciudadana	49 174.260.350
	• Dotar a organismos integrantes de la Organización Nacional de Protección Civil y Admón. de Desastres (Direcc. Municipales, Cuerpos de Bomberos, Organizaciones Voluntarias)	14.818.363.831
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**1.997.360.925**
	- Recursos Ordinarios	1.005.000.000
	- Otras Fuentes de Financiamiento	992.360.925
4.07	Transferencias	**12.017.191.630.152**
	- Recursos Ordinarios	11.929.675.402.888
	- Otras Fuentes de Financiamiento	26.034.462.466
	- Programas y Proyectos	61.481.764.798
	• Construcción de Centro Penitenciario (Marhuanta)	55.269.994.100
	• Construcción y Rehabilitación de Centros Penitenciarios (Barcelona)	1.168.740.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Vargas)	826.245.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Rodeo)	1.510.590.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Yare)	1.635.075.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Táchira)	163.133.937
	• Construcción y Rehabilitación de Centros Penitenciarios (PGV)	202.518.011
	• Construcción y Rehabilitación de Centros Penitenciarios (Apure)	705.468.750

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.51	Gastos de Defensa y Seguridad del Estado	**21.469.976.080**
	- Recursos Ordinarios	6.469.976.080
	- Otras Fuentes de Financiamiento	15.000.000.000
	TOTAL	**12.737.163.164.647**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	20.229	161.081.844.855
- Directivo	174	2.470.047.070
- Profesional y Técnico	3.072	34.949.689.013
- Personal Administrativo	6.975	35.358.212.796
- Personal de Investigación	7.907	75.916.480.848
- Personal Médico	12	155.623.886
- Obrero	2.089	12.231.791.242
Personal Fijo a Tiempo Parcial	230	1.595.249.286
- Profesional y Técnico	113	830.499.153
- Personal Administrativo	19	85.984.264
- Personal Docente	1	11.428.835
- Personal Médico	97	667.337.034
Personal Contratado	970	5.411.770.092
- Empleados	894	4.890.760.344
- Obrero	76	521.009.748
TOTAL	**21.429**	**168.088.864.233**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	610	1.649.353.023
II	321.236 - 371.236	2.482	10.781.611.183
III	371.237 - 421.237	2.072	9.944.394.441
IV	421.238 - 471.238	1.883	10.097.562.431
V	471.239 - 521.239	1.473	8.731.952.461
VI	521.240 - 571.240	809	5.272.583.663
VII	571.241 - 621.241	813	5.764.127.743
VIII	621.242 - 671.242	474	3.707.665.369
IX	671.243 - 721.243	2.847	23.674.531.355
X	721.244 - 771.244	2.377	21.308.623.945
XI	771.245 - 821.245	2.697	26.350.281.566
XII	821.246 - 871.246	176	1.805.163.944
XIII	871.247 - 921.247	221	2.401.115.183
XIV	921.248 - 971.248	338	3.853.218.546
XV	971.249 - 1.021.249	288	3.428.196.139
XVI	1.021.250 - 1.071.250	171	2.122.967.624
XVII	1.071.251 Y MAS	1.698	27.195.515.617
	TOTAL	**21.429**	**168.088.864.233**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0003	Instituto Autónomo Caja de Trabajo Penitenciario	**6.076.087.924**
	-Recursos Ordinarios	6.076.087.924
A0046	Instituto Nacional de Cooperación Educativa (INCE)	**60.000.000**
	-Recursos Ordinarios	60.000.000
A0054	Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	**25.000.000.000**
	-Recursos Ordinarios	25.000.000.000
A0087	Universidad Nacional Abierta (UNA)	**14.000.000**
	-Recursos Ordinarios	14.000.000
A0118	Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**72.302.665.705**
	-Recursos Ordinarios	10.820.900.907
	-Programas y Proyectos	61.481.764.798
E7400	Distrito Metropolitano de Caracas	**30.000.000.000**
	-Recursos Ordinarios	12.000.000.000
	-Otras Fuentes de Financiamiento	18.000.000.000
E6300	Estado Mérida	**1.849.523.445**
	-Recursos Ordinarios	1.849.523.445
	Situado Constitucional	**10.262.372.320.458**
	-Recursos Ordinarios	10.262.372.320.458
	Ley de Asignaciones Económicas Especiales	**1.573.413.953.364**
	-Recursos Ordinarios	1.573.413.953.364
	TOTAL	**11.971.088.550.896**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	1.670.042.224
4.07	01	00	00	Transferencias Corrientes Internas	1.515.619.920
4.07	01	01	00	Transferencias Corrientes al Sector Privado	1.515.619.920
4.07	01	01	12	Subsidios Culturales al Sector Privado	32.000.000
				S0856 - Museo de Arte Colonial. Distrito Federal.	12.000.000
				S0932 - Sociedad Bolivariana.	20.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.000.000.000
				S0747 - Hogares Crea de Venezuela.	1.000.000.000
4.07	01	01	16	Subsidios a Entidades Religiosas	483.619.920
				S0025 - Arquidiócesis de Barquisimeto.	10.000.000
				S0026 - Arquidiócesis de Caracas.	10.000.000
				S0027 - Arquidiócesis de Ciudad Bolívar.	10.000.000
				S0028 - Arquidiócesis de Maracaibo.	10.000.000
				S0029 - Arquidiócesis de Mérida.	10.000.000
				S0030 - Arquidiócesis de Valencia.	10.000.000
				S0295 - Conferencia Episcopal.	60.000.000
				S0324 - Diócesis de Barcelona.	5.000.000
				S0325 - Diócesis de Barinas.	5.000.000
				S0326 - Diócesis de Cabimas.	5.000.000
				S0327 - Arquidiócesis de Calabozo.	10.000.000
				S0328 - Diócesis de Carora.	5.000.000
				S0329 - Arquidiócesis de Coro.	10.000.000
				S0331 - Diócesis de Guanare.	5.000.000
				S0332 - Diócesis de Guayana.	5.000.000
				S0333 - Diócesis de la Guaira.	5.000.000
				S0334 - Diócesis de los Teques.	5.000.000
				S0335 - Diócesis de Maracay.	5.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S0336 - Diócesis de Margarita.	5.000.000
				S0337 - Diócesis de Maturín.	5.000.000
				S0338 - Diócesis de San Carlos.	5.000.000
				S0339 - Diócesis de San Cristóbal.	5.000.000
				S0340 - Diócesis de San Felipe.	5.000.000
				S0341 - Diócesis de San Fernando de Apure.	5.000.000
				S0342 - Diócesis de Trujillo.	5.000.000
				S0343 - Diócesis de Valle la Pascua.	5.000.000
				S0871 - Otras Ayudas para Reparar Edificaciones Eclesiásticas.	42.619.920
				S0952 - Sostenimiento de Misiones.	3.000.000
				S0953 - Sostenimiento de Seminarios.	3.000.000
				S1021 - Arquidiócesis de Cumaná.	10.000.000
				S1053 - Vicariato Apostólico de Tucupita.	5.000.000
				S1058 - Obispos Eméritos.	5.000.000
				S1059 - Vicariato Apostólico de Machiques.	5.000.000
				S1060 - Vicariato Apostólico de Caroní.	5.000.000
				S1061 - Vicariato Apostólico de Puerto Ayacucho.	5.000.000
				S1062 - Rectores de Seminario.	3.000.000
				S1147 - Diócesis de Puerto Cabello.	5.000.000
				S1148 - Diócesis de El Vigía	5.000.000
				S1269 - Convenio de Asistencia Religiosa en las Cárceles.	60.000.000
				S1288 - Diócesis de Punto Fijo.	5.000.000
				S1289 - Diócesis de Guarenas.	5.000.000
				S1291 - Asociación Civil Salud y Familia	3.000.000
				S1292 - Pastoral Medios de Comunicación Arzobispado de Caracas.	3.000.000
				S1293 - Pastoral Social Arquidiocesis de Caracas.	3.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1296 - Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández.	3.000.000
				S1491 - Diócesis de Carúpano	5.000.000
				S1521 - Museo Diocesano Lucas Guillermo Castillo	5.000.000
				S1529 - Catedral Arquidiocesana de Calabozo	5.000.000
				S1530 - Casa Hogar Monseñor Álvarez	5.000.000
				S1544 - Archivo Histórico de la Arquidiócesis de Caracas	5.000.000
				S1735 - Diócesis de Acarigua Araure	5.000.000
				S1737 - Fundación Red	5.000.000
				S1744 - Santuario Nacional Nuestra Señora de Coromoto	5.000.000
				S1748 - Asociación Civil Proconstrucción Santuario Niño Jesús	5.000.000
				S1750 - Fundación María Madre de los Pobres	5.000.000
				S1783 - Iglesia Cristiana Evangélica Camino de Santidad	5.000.000
				S1784 - Colegio de Capellanes de Venezuela (COCAVEN)	5.000.000
				S1785 - Parroquia Nuestra Señora del Rosario de Fátima	5.000.000
				S1786 - Asociación Civil del Santísimo Sacramento de la Iglesia de Nuestra Señora del Rosario Cabure	5.000.000
				S1787 - Fundación Juan Pablo II	5.000.000
				S1788 - Santa Iglesia Gnóstica Cristiana Universal de la Republica de Venezuela	5.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	154.422.304
4.07	99	01	00	Transferencias Corrientes Diversas	154.422.304
				S0963 - Transferencias Diversas	154.422.304
				TOTAL	**1.670.042.224**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	200.000.000
4.07	03	00	00	Transferencias al Exterior	200.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	200.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	200.000.000
				I0119 - Organización Internacional de Policía (INTERPOL).	200.000.000
				- Recursos Ordinarios	200.000.000
				TOTAL	**200.000.000**

PROGRAMA: 01 Dirección Superior

UNIDAD EJECUTORA: Dirección del Despacho

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar los planes y programas del Organismo	Reunión	1.865	10.821.011.616
Asesoramiento jurídico	Dictamen	4.320	513.408.620
Evaluar el sistema de control interno, verificar el cumplimiento de la normativa vigente, abrir y sustanciar averiguaciones administrativas	Acto	340	620.607.697
Cubrir, promocionar y divulgar la información institucional	Campaña	200	1.288.197.266
Desarrollar e implantar sistemas administrativos, de asistencia técnica, procesamiento de datos, conservación y mantenimiento de redes de comunicaciones	Proyecto	15.592	6.941.984.517
Coordinar las actividades vinculadas a procesos en las áreas de: planificación, organización, presupuesto y control de gestión.	Documento	384	754.045.515

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Centralizar los recursos de la contratación colectiva del personal y fortalecer los beneficios referidos a: capacitación, adiestramiento, atención médica	Documento	299.773	132.792.129.761
Coordinar y supervisar los servicios administrativos, así como el control de la disponibilidad presupuestaria	Documento	47.995	73.572.009.217
Coordinar la ejecución del Proyecto "Reforma del Sistema de Justicia Penal" del MIJ	Plan	39	30.177.588.238
TOTAL			**257.480.982.447**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**151.643.133.209**
	- Recursos Ordinarios	135.557.838.633
	- Otras Fuentes de Financiamiento	15.835.418.576
	- Programas y Proyectos	249.876.000
	• Apoyo a la Reforma del Sistema de Justicia Penal	249.876.000
4.02	Materiales y Suministros	**927.183.600**
	- Recursos Ordinarios	888.883.600
	- Programas y Proyectos	38.300.000
	• Apoyo a la Reforma del Sistema de Justicia Penal	38.300.000
4.03	Servicios no Personales	**43.318.745.443**
	- Recursos Ordinarios	23.706.441.160
	- Otras Fuentes de Financiamiento	8.482.500.000
	- Programas y Proyectos	11.129.804.283
	• Apoyo a la Reforma del Sistema de Justicia Penal	11.129.804.283

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.04	Activos Reales	**23.905.047.631**
	- Recursos Ordinarios	3.875.012.716
	- Otras Fuentes de Financiamiento	3.587.500.000
	- Programas y Proyectos	16.442.534.915
	• Apoyo a la Reforma del Sistema de Justicia Penal	16.442.534.915
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**1.997.360.925**
	- Recursos Ordinarios	1.005.000.000
	- Otras Fuentes de Financiamiento	992.360.925
4.07	Transferencias	**28.689.511.639**
	- Recursos Ordinarios	23.701.544.773
	- Otras Fuentes de Financiamiento	4.987.966.866
4.51	Gastos de Defensa y Seguridad del Estado	**7.000.000.000**
	- Recursos Ordinarios	2.000.000.000
	- Otras Fuentes de Financiamiento	5.000.000.000
	TOTAL	**257.480.982.447**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	2.384	17.416.817.185
- Directivo	72	971.532.096
- Profesional y Técnico	286	3.842.653.445
- Personal Administrativo	351	2.182.807.247
- Personal Médico	2	27.449.618
- Obrero	1.673	10.392.374.779
Personal Fijo a Tiempo Parcial	21	103.995.646
- Profesional y Técnico	6	30.348.961
- Personal Administrativo	3	9.589.536
- Personal Médico	12	64.057.149
Personal Contratado	257	2.295.459.852
- Empleado	257	2.295.459.852
TOTAL	**2.662**	**19.816.272.683**

PROGRAMA: 02 Construcción y Rehabilitación de Edificaciones del MIJ

UNIDAD EJECUTORA: Despacho del Ministro

En este Programa se incorporan las obras de construcción de nueve centros de tratamiento comunitario y rehabilitación de las áreas sociales de la Penitenciaria General de Venezuela y sedes del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas, bajo el Convenio firmado el 28/12/2001 con el Banco Interamericano de Desarrollo (BID). De esta manera se espera avanzar en cuanto a obras de infraestructura se refiere en materia penitenciaria y penal.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción de Centros de Tratamiento Comunitario	Contrato	9	10.031.641.992
Rehabilitar áreas sociales de la Penitenciaria General de Venezuela y rehabilitación de sedes del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	Contrato	10	16.480.174.306
TOTAL			**26.511.816.298**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.04	Activos Reales	**26.511.816.298**
	- Programas y Proyectos	26.511.816.298
	• Apoyo a la Reforma del Sistema de Justicia Penal	26.511.816.298
	TOTAL	**26.511.816.298**

PROYECTO: 01 Construcción de Centros de Tratamiento Comunitario

UNIDAD EJECUTORA: Construcción de Centros de Tratamiento Comunitario

En este proyecto se incluye la construcción de los centros de tratamiento comunitario.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.04	Activos Reales	**10.031.641.992**
	- Programas y Proyectos	10.031.641.992
	• Apoyo a la Reforma del Sistema de Justicia Penal	10.031.641.992
	TOTAL	**10.031.641.992**

Resumen de Obras (En millones de Bs.)

Organismo: 26 MINISTERIO DEL INTERIOR Y JUSTICIA
Programa: 02 CONSTRUCCIÓN Y REHABILITACIÓN DE EDIFICACIONES DEL MIJ
Subprograma:
Proyecto: 01 CONSTRUCCIÓN DE CENTROS DE TRATAMIENTO COMUNITARIO
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TN-0001	Construcción de nueve centros de tratamiento comunitario	2005	2005	I	9-Contrato	10.031,64			10.031,64		10.031,64					10.031,64	10.031,64			0,0	10000,0	0,0	0,0
	TOTALES					10.031,64			10.031,64		10.031,64					10.031,64	10.031,64						

PROYECTO: 02 Rehabilitación de Áreas Sociales de Penitenciaria General de Venezuela y Sedes del CICPC

UNIDAD EJECUTORA: Rehabilitación de sedes del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas, y Rehabilitación de áreas sociales de la Penitenciaria General de Venezuela

A través de este proyecto se asignan los recursos para la rehabilitación de las áreas sociales de la Penitenciaria General de la República y del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.04	Activos Reales	**16.480.174.306**
	- Programas y Proyectos	16.480.174.306
	• Apoyo a la Reforma del Sistema de Justicia Penal	16.480.174.306
	TOTAL	**16.480.174.306**

Resumen de Obras (En millones de Bs.)

Organismo: 26 MINISTERIO DEL INTERIOR Y JUSTICIA
Programa: 02 CONSTRUCCIÓN Y REHABILITACIÓN DE EDIFICACIONES DEL MIJ
Subprograma:
Proyecto: 02 REHABILITACIÓN DE ÁREAS SOCIALES DE PENITENCIARIA GENERAL DE VENEZUELA Y SEDES DEL CICPC
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
GU-0001	Rehabilitación de áreas sociales de la Penitenciaria General de Venezuela	2005	2005	I	10-Contrato	7.098,00			7.098,00		7.098,00					7.098,00	7.098,00			0,0	10000,0	0,0	0,0
TN-0002	Rehabilitación de sedes del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	2005	2005	I	13-Contrato	9.382,17			9.382,17		9.382,17					9.382,17	9.382,17			0,0	10000,0	0,0	0,0
	TOTALES					16.480,17			16.480,17		16.480,17					16.480,17	16.480,17						

PROGRAMA: 03 Protección Civil y Administración de Desastres

UNIDAD EJECUTORA: Dirección Nacional de Protección Civil y Administración de Desastres

La Dirección Nacional de Protección Civil y Administración de Desastres tiene como función principal la seguridad y defensa nacional, es la unidad donde se integran los esfuerzos públicos y privados, para prevenir y /o minimizar los efectos que pueda generar cualquier situación de emergencia que atente contra la vida y bienes de la población.

Debido a que la protección civil forma parte de la seguridad de Estado, el 13-11-2001 se publica en Gaceta Oficial el Decreto 1557 con el que se pretende darle la importancia que tiene la protección civil y administración de desastres y es por ello que se promoverá la toma de conciencia de lo que es una verdadera cultura de la misma, así como la participación efectiva de los sectores involucrados a nivel nacional, estadal y municipal para lograr la preparación, respuesta y rehabilitación ante desastres y la coordinación de la ayuda humanitaria requerida por las comunidades. También se creará un registro de personas con capacitación y conocimientos especializados en áreas de protección civil.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Mejorar la capacidad de respuesta de la organización de protección civil y administración de desastres y de la comunidad nacional en la prevención y atención de eventos adversos	Reporte	2.900	17.487.878.451
TOTAL			**17.487.878.451**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**264.251.072**
	- Recursos Ordinarios	264.251.072
4.02	Materiales y Suministros	**505.401.880**
	- Recursos Ordinarios	505.401.880
4.03	Servicios no Personales	**626.750.500**
	- Recursos Ordinarios	626.750.500
4.04	Activos Reales	**14.818.363.831**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
	- Programas y Proyectos	14.818.363.831
	• Dotar a los organismos integrantes de la Organización Nacional de Protección Civil y Administración de Desastres (Direcciones Municipales, Cuerpos de Bomberos, Organizaciones Voluntaria)	14.818.363.831
4.07	Transferencias	**1.273.111.168**
	- Recursos Ordinarios	273.111.168
	- Otras Fuentes de Financiamiento	1.000.000.000
	TOTAL	**17.487.878.451**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	31	264.251.072
- Directivo	3	37.372.140
- Profesional y Técnico	5	74.188.162
- Personal Administrativo	23	152.690.770
TOTAL	**31**	**264.251.072**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	69.120.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	69.120.000
4.07	99	01	00	Transferencias Corrientes Diversas	69.120.000
				S0963 - Transferencias Diversas.	69.120.000
				- Recursos Ordinarios	69.120.000
				TOTAL:	**69.120.000**

PROGRAMA: 04 Servicios de Inteligencia y Prevención

UNIDAD EJECUTORA: Dirección General de los Servicios de Inteligencia y Prevención

Como organismo altamente calificado, especializado, productivo con sólidos principios éticos y profesionales encargado de garantizar el orden público y la seguridad del Estado, la Dirección de los Servicios de Inteligencia y Prevención ofrecerá a todos los sectores de la vida económica y pública en general el resguardo de la paz y sosiego necesario para el avance social del país, para lo cual se abocará a la intensificación y perfeccionamiento de las labores de inteligencia y prevención.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Realizar procedimientos especializados de inteligencia para apoyar el proceso de toma de decisiones en materia de seguridad de estado	Documento	50.000	98.849.861.861
TOTAL			**98.849.861.861**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**65.233.069.060**
	- Recursos Ordinarios	63.214.011.027
	- Otras Fuentes de Financiamiento	2.019.058.033
4.02	Materiales y Suministros	**2.961.534.635**
	- Recursos Ordinarios	2.961.534.635
4.03	Servicios no Personales	**2.085.455.275**
	- Recursos Ordinarios	2.085.455.275

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.07	Transferencias	**14.299.826.811**
	- Recursos Ordinarios	12.253.331.211
	- Otras Fuentes de Financiamiento	2.046.495.600
4.51	Gastos de Defensa y Seguridad del Estado	**14.269.976.080**
	- Recursos Ordinarios	4.269.976.080
	- Otras Fuentes de Financiamiento	10.000.000.000
	TOTAL	**98.849.861.861**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	2.988	25.297.025.436
- Directivo	13	229.514.376
- Profesional y Técnico	426	4.491.822.564
- Personal Administrativo	286	1.813.379.100
- Personal de Investigación	1.885	17.121.287.016
- Obrero	378	1.641.022.380
Personal Contratado	282	2.126.119.464
- Empleado	207	1.610.429.364
- Obrero	75	515.690.100
TOTAL	**3.270**	**27.423.144.900**

PROGRAMA: 05 Política Interior

UNIDAD EJECUTORA: Despacho del Viceministro de Política Interior

La tarea fundamental de este Programa, es la planificación y ejecución de las actividades en el sector de la política interna que abarca las relaciones con los demás Órganos del Poder Público Nacional, los órganos con Autonomía Funcional, los Estados, las Alcaldías, Concejos Municipales y el Distrito Capital; de acuerdo al ordenamiento jurídico vigente, con el propósito de garantizar a la ciudadanía el más amplio ejercicio de sus derechos, así como realizar los fines del Estado.

De igual manera, se orienta a dar cumplimiento a la norma constitucional, señalando que la gestión fiscal estará dirigida y será ejecutada con base a principios de eficiencia, solvencia, transparencia, responsabilidad y equilibrio, estableciendo mecanismos de coordinación de gastos de inversión, además de cultivar y mantener las relaciones económicas con las Entidades Federales y Alcaldías con relación al Situado Constitucional y la Ley de Asignaciones Económicas Especiales.

También concentra sus esfuerzos en la ejecución de actividades protocolares en estrecha colaboración con los Poderes Públicos Nacionales, la Presidencia de la República, Despachos Ministeriales, Gobernaciones de Estado, Autoridades Eclesiásticas, Academias, Universidades Nacionales y la Fuerza Armada Nacional, así como la planificación de visitas de Jefes de Estados y de Gobiernos a nuestro país.

En sintonía con el proyecto para el desarrollo de la República Bolivariana de Venezuela, ésta Dirección se dispone a velar por el mantenimiento y conservación de los diferentes museos, monumentos y joyas de la nación con el objeto de rescatar nuestro acervo histórico, permitiendo al soberano el fácil acceso a los mismos y contribuir a reafirmar nuestra identidad nacional.

Por otro lado, su acción estará dirigida a velar por la custodia y mantenimiento de los documentos históricos del país, así como servir de órgano de consulta en todo lo referente a los archivos de la República.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar y supervisar las relaciones políticas del Ejecutivo Nacional con los demás Órganos del Poder Público	Coordinación	12	21.200.000
Efectuar relaciones políticas con todos los niveles del Poder Público y órganos con autonomía funcional	Coordinación	11	489.160.455
Coordinar y programar las transferencias del Situado Constitucional Estadal y Municipal, así como los recursos derivados de la Ley de Asignaciones Económicas Especiales	Reunión	8.568	11.866.258.136.171
Cumplir eficientemente en el tiempo oportuno con todas las ceremonias, ofrendas, efemérides, actos protocolares y condecoraciones	Acto	522	1.964.190.360
TOTAL			**11.868.732.686.986**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**1.056.413.164**
	- Recursos Ordinarios	1.056.413.164
4.02	Materiales y Suministros	**238.850.000**
	- Recursos Ordinarios	238.850.000
4.03	Servicios no Personales	**1.603.150.000**
	- Recursos Ordinarios	603.150.000
	- Otras Fuentes de Financiamiento	1.000.000.000
4.04	Activos Reales	**16.000.000**
	- Recursos Ordinarios	16.000.000
4.07	Transferencias	**11.865.818.273.822**
	- Recursos Ordinarios	11.847.818.273.822
	- Otras Fuentes de Financiamiento	18.000.000.000
	TOTAL	**11.868.732.686.986**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	117	1.056.413.164
- Directivo	21	286.773.240
- Profesional y Técnico	24	315.442.099
- Personal Administrativo	72	454.197.825
TOTAL	**117**	**1.056.413.164**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	11.865.786.273.822
4.07	01	00	00	Transferencias Corrientes Internas	30.000.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	30.000.000.000
4.07	01	02	04	Transferencias Corrientes a las Entidades Federales	30.000.000.000
				E7400 - Distrito Metropolitano de Caracas	30.000.000.000
				- Recursos Ordinarios	12.000.000.000
				- Otras Fuentes de Financiamiento	18.000.000.000
4.07	04	00	00	Situado	10.262.372.320.458
4.07	04	01	00	Situado Constitucional	10.262.372.320.458
4.07	04	01	01	Situado Constitucional Estadal	8.196.605.264.058
				- Recursos Ordinarios	8.196.605.264.058
				E5000 - Distrito Capital	581.796.506.204
				E5100 - Estado Amazonas	129.552.632.317
				E5200 - Estado Anzoátegui	415.061.316.237
				E5300 - Estado Apure	132.925.923.079
				E5400 - Estado Aragua	459.741.167.145
				E5500 - Estado Barinas	258.299.582.969
				E5600 - Estado Bolívar	417.658.514.963
				E5700 - Estado Carabobo	575.234.441.128
				E5800 - Estado Cojedes	165.271.253.794
				E5900 - Estado Delta Amacuro	133.527.713.804
				E6000 - Estado Falcón	290.209.351.106
				E6100 - Estado Guárico	257.437.796.818
				E6200 - Estado Lara	483.189.783.268
				E6300 - Estado Mérida	278.097.912.547
				E6400 - Estado Miranda	704.520.472.450
				E6500 - Estado Monagas	278.697.819.717
				E6600 - Estado Nueva Esparta	195.410.785.023
				E6700 - Estado Portuguesa	283.774.278.763
				E6800 - Estado Sucre	298.457.842.530
				E6900 - Estado Táchira	346.627.788.052
				E7000 - Estado Trujillo	250.326.900.260
				E7100 - Estado Yaracuy	224.992.430.444
				E7200 - Estado Zulia	857.791.182.453
				E7300 - Estado Vargas	178.001.868.987
4.07	04	01	02	Situado Constitucional Municipal	2.065.767.056.400
				- Recursos Ordinarios	2.065.767.056.400

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				Distrito Capital	**145.449.126.551**
				E5001 - Municipio Libertador	145.449.126.551
				Amazonas	**32.388.158.079**
				E5101 - Municipio Atures	13.485.205.763
				E5102 - Municipio Alto Orinoco	3.702.252.235
				E5103 - Municipio Atabapo	3.478.227.151
				E5104 - Municipio Autana	3.192.791.997
				E5105 - Municipio Guainia	2.550.205.031
				E5106 - Municipio Manapiare	3.344.814.130
				E5107 - Municipio Río Negro	2.634.661.772
				Anzoátegui	**103.765.329.059**
				E5201 - Municipio Anaco	6.750.417.750
				E5202 - Municipio Aragua	3.620.327.339
				E5203 - Municipio Bolívar	17.650.834.558
				E5204 - Municipio Bruzual	3.641.151.337
				E5205 - Municipio Carvajal	2.937.501.079
				E5206 - Municipio Cajigal	2.991.743.925
				E5207 - Municipio Diego Bautista Urbaneja	3.364.605.543
				E5208 - Municipio Freites	5.181.393.190
				E5209 - Municipio Guanipa	5.170.111.915
				E5210 - Municipio Guanta	3.615.304.853
				E5211 - Municipio Independencia	3.599.966.954
				E5212 - Municipio Libertad	3.014.808.725
				E5213 - Municipio Miranda	3.951.463.690
				E5214 - Municipio Monagas	3.128.355.538
				E5215 - Municipio Fernando de Peñalver	3.517.211.842
				E5216 - Municipio Píritu	3.266.087.553
				E5217 - Municipio Simón Rodríguez	8.703.198.859
				E5218 - Municipio Sotillo	11.197.790.281
				E5219 - Municipio San Juan de Capistrano	2.790.496.783
				E5220 - Municipio MacGregor	2.814.875.156
				E5221 - Municipio Santa Ana	2.857.682.189
				Apure	**49.847.221.155**
				E5301 - Municipio Achaguas	6.964.310.649
				E5302 - Municipio Biruaca	6.348.832.575
				E5303 - Municipio Muñoz	5.168.333.347
				E5304 - Municipio Páez	9.294.059.533
				E5305 - Municipio Pedro Camejo	5.177.425.226
				E5306 - Municipio Rómulo Gallegos	4.801.647.623
				E5307 - Municipio San Fernando	12.092.612.202
				Aragua	**114.935.291.786**
				E5401 - Municipio Antonio José de Sucre	7.413.111.638
				E5402 - Municipio Bolívar	4.701.538.524

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E5403 - Municipio Camatagua	3.794.661.515
				E5404 - Municipio Girardot	18.896.377.673
				E5405 - Municipio José Ángel Lamas	4.279.971.156
				E5406 - Municipio José Félix Ribas	8.483.480.280
				E5407 - Municipio Libertador	6.206.986.550
				E5408 - Municipio Santiago Mariño	9.554.036.070
				E5409 - Municipio Mario Briceño Iragorry	6.985.405.848
				E5410 - Municipio San Casimiro	4.085.151.113
				E5411 - Municipio San Sebastián	3.964.665.864
				E5412 - Municipio Santos Michelena	4.675.225.654
				E5413 - Municipio Tovar	3.759.889.599
				E5414 - Municipio Rafael Guillermo Urdaneta	3.935.321.212
				E5415 - Municipio Zamora	8.093.278.752
				E5416 - Municipio José R. Revenga	4.863.869.846
				E5417 - Municipio Francisco Linares Alcántara	7.732.683.882
				E5418 - Municipio Ocumare de la Costa de Oro	3.509.636.610
				Barinas	**64.574.895.742**
				E5501 - Municipio Alberto Arvelo Torrealba	4.354.498.842
				E5502 - Municipio Antonio José de Sucre	5.896.178.115
				E5503 - Municipio Arismendi	3.638.713.998
				E5504 - Municipio Barinas	16.301.945.010
				E5505 - Municipio Bolívar	4.747.208.524
				E5506 - Municipio Cruz Paredes	3.754.287.959
				E5507 - Municipio Ezequiel Zamora	4.867.424.786
				E5508 - Municipio Obispos	4.023.154.581
				E5509 - Municipio Pedraza	5.315.310.155
				E5510 - Municipio Rojas	4.402.179.145
				E5511 - Municipio Sosa	3.789.298.649
				E5512 - Municipio Andrés Eloy Blanco	3.484.695.978
				Bolívar	**104.414.628.741**
				E5601 - Municipio Caroní	31.656.098.280
				E5602 - Municipio Cedeño	7.474.662.302
				E5603 - Municipio El Callao	5.480.169.604
				E5604 - Municipio Gran Sabana	5.762.392.768
				E5605 - Municipio Heres	16.980.994.911
				E5606 - Municipio Piar	8.485.383.650
				E5607 - Municipio Raúl Leoni	6.181.216.572
				E5608 - Municipio Roscio	5.529.905.653
				E5609 - Municipio Sifontes	6.086.448.192
				E5610 - Municipio Sucre	5.523.698.285
				E5611 - Municipio Padre Pedro Chien	5.253.658.524
				Carabobo	**143.808.610.282**
				E5701 - Municipio Bejuma	6.594.355.279
				E5702 - Municipio Carlos Arvelo	9.763.398.229
				E5703 - Municipio Diego Ibarra	8.665.889.890
				E5704 - Municipio Guacara	10.428.913.873
				E5705 - Municipio Juan José Mora	7.237.056.276

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E5706 - Municipio Miranda	6.005.631.262
				E5707 - Municipio Montalbán	5.886.499.894
				E5708 - Municipio Puerto Cabello	11.575.341.061
				E5709 - Municipio San Joaquín	6.919.349.047
				E5710 - Municipio Valencia	32.754.372.766
				E5711 - Municipio Libertador	10.588.191.946
				E5712 - Municipio Los Guayos	9.986.734.172
				E5713 - Municipio Naguanagua	10.062.004.823
				E5714 - Municipio San Diego	7.340.871.764
				Cojedes	**41.317.813.448**
				E5801 - Municipio Anzoátegui	3.441.736.792
				E5802 - Municipio Falcón	8.301.490.774
				E5803 - Municipio Girardot	3.126.801.458
				E5804 - Municipio Pao de San Juan Bautista	3.399.951.760
				E5805 - Municipio Ricaurte	3.165.800.821
				E5806 - Municipio San Carlos	9.148.179.330
				E5807 - Municipio Tinaco	4.476.922.270
				E5808 - Municipio Lima Blanco	2.934.126.033
				E5809 - Municipio Rómulo Gallegos	3.322.804.210
				Delta Amacuro	**33.381.928.451**
				E5901 - Municipio Tucupita	14.702.512.200
				E5902 - Municipio Antonio Díaz	6.873.132.525
				E5903 - Municipio Casacoima	6.972.572.746
				E5904 - Municipio Pedernales	4.833.710.980
				Falcón	**72.552.337.777**
				E6001 - Municipio Acosta	2.262.824.882
				E6002 - Municipio Bolívar	1.845.108.558
				E6003 - Municipio Buchivacoa	2.414.484.158
				E6004 - Municipio Cacique Manaure	1.812.668.071
				E6005 - Municipio Carirubana	11.127.773.638
				E6006 - Municipio Colina	2.998.007.415
				E6007 - Municipio Dabajuro	2.284.496.930
				E6008 - Municipio Democracia	1.883.901.974
				E6009 - Municipio Falcón	3.394.141.804
				E6010 - Municipio Federación	2.681.622.556
				E6011 - Municipio Jacura	1.997.668.959
				E6012 - Municipio La Unión	2.139.280.695
				E6013 - Municipio Los Taques	2.807.059.105
				E6014 - Municipio Mauroa	2.471.480.291
				E6015 - Municipio Miranda	9.714.990.437
				E6016 - Municipio Monseñor Iturriza	2.295.896.156
				E6017 - Municipio Palmasola	1.752.382.833
				E6018 - Municipio Petit	2.025.153.260
				E6019 - Municipio Píritu	1.923.010.783
				E6020 - Municipio San Francisco	1.926.390.000
				E6021 - Municipio Silva	2.820.936.424
				E6022 - Municipio Zamora	2.836.075.318

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E6023 - Municipio Sucre	1.696.062.544
				E6024 - Municipio Tocopero	1.663.757.225
				E6025 - Municipio Urumaco	1.777.163.761
				Guárico	**64.359.449.204**
				E6101 - Municipio Camaguán	3.071.101.262
				E6102 - Municipio Chaguaramas	2.685.219.656
				E6103 - Municipio El Socorro	2.866.237.968
				E6104 - Municipio Infante	7.377.107.668
				E6105 - Municipio Las Mercedes del Llano	3.363.250.762
				E6106 - Municipio Julián Mellado	3.358.888.875
				E6107 - Municipio Miranda	8.229.371.928
				E6108 - Municipio Monagas	5.518.265.280
				E6109 - Municipio Ortiz	3.088.354.948
				E6110 - Municipio Ribas	3.964.367.259
				E6111 - Municipio Roscio	7.467.156.403
				E6112 - Municipio Santa María de Ipire	2.730.437.885
				E6113 - Municipio San José de Guaribe	2.658.369.819
				E6114 - Municipio Pedro Zaraza	4.925.000.179
				E6115 - Municipio San Gerónimo de Guayabal	3.056.319.312
				Lara	**120.797.445.817**
				E6201 - Municipio Andrés Eloy Blanco	8.343.440.950
				E6202 - Municipio Crespo	8.357.614.530
				E6203 - Municipio Iribarren	41.480.941.483
				E6204 - Municipio Jiménez	9.873.080.402
				E6205 - Municipio Morán	11.076.063.102
				E6206 - Municipio Palavecino	11.926.625.613
				E6207 - Municipio Simón Planas	7.828.098.398
				E6208 - Municipio Torres	13.076.937.218
				E6209 - Municipio Urdaneta	8.834.644.121
				Mérida	**69.524.478.137**
				E6301 - Municipio Alberto Adriani	6.667.130.529
				E6302 - Municipio Andrés Bello	2.077.689.318
				E6303 - Municipio Antonio Pinto Salinas	2.642.638.086
				E6304 - Municipio Aricagua	1.724.417.439
				E6305 - Municipio Arzobispo Chacón	2.193.015.135
				E6306 - Municipio Campo Elías	5.515.903.718
				E6307 - Municipio Caracciolo Parra y Olmedo	2.606.073.616
				E6308 - Municipio Cardenal Quintero	1.892.096.930
				E6309 - Municipio Guaraque	1.919.751.119
				E6310 - Municipio Julio César Salas	2.104.650.998
				E6311 - Municipio Justo Briceño	1.764.121.283
				E6312 - Municipio Libertador	11.468.617.969
				E6313 - Municipio Miranda	2.471.726.887
				E6314 - Municipio Obispo Ramos de Lora	2.525.834.917
				E6315 - Municipio Padre Noguera	1.632.590.758
				E6316 - Municipio Pueblo Llano	1.974.643.992
				E6317 - Municipio Rangel	2.250.401.040

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E6318 - Municipio Rivas Dávila	2.289.043.037
				E6319 - Municipio Santos Marquina	2.181.842.658
				E6320 - Municipio Sucre	3.670.136.639
				E6321 - Municipio Tovar	3.105.741.877
				E6322 - Municipio Tulio Febres Cordero	2.893.464.813
				E6323 - Municipio Zea	1.952.945.379
				Miranda	**176.130.118.112**
				E6401 - Municipio Acevedo	6.848.985.168
				E6402 - Municipio Andrés Bello	4.953.705.895
				E6403 - Municipio Baruta	14.049.135.281
				E6404 - Municipio Brión	5.906.854.471
				E6405 - Municipio Carrizal	5.746.517.123
				E6406 - Municipio Cristóbal Rojas	7.112.496.115
				E6407 - Municipio Eulalia Buroz	4.949.557.187
				E6408 - Municipio Chacao	6.635.394.736
				E6409 - Municipio Guaicaipuro	12.610.213.848
				E6410 - Municipio El Hatillo	6.242.287.685
				E6411 - Municipio Independencia	8.991.860.674
				E6412 - Municipio Tomás Lander	8.310.690.488
				E6413 - Municipio Los Salias	6.487.809.563
				E6414 - Municipio Páez	5.357.728.808
				E6415 - Municipio Paz Castillo	7.366.349.414
				E6416 - Municipio Pedro Gual	4.870.935.777
				E6417 - Municipio Plaza	11.301.704.658
				E6418 - Municipio Simón Bolívar	5.400.474.099
				E6419 - Municipio Sucre	24.851.451.807
				E6420 - Municipio Urdaneta	8.183.576.806
				E6421 - Municipio Zamora	9.952.388.509
				Monagas	**69.674.454.929**
				E6501 - Municipio Acosta	3.498.445.228
				E6502 - Municipio Bolívar	4.394.151.227
				E6503 - Municipio Caripe	4.204.322.050
				E6504 - Municipio Cedeño	4.065.350.677
				E6505 - Municipio Ezequiel Zamora	5.214.239.094
				E6506 - Municipio Libertador	4.451.556.456
				E6507 - Municipio Maturín	22.398.044.693
				E6508 - Municipio Piar	4.572.960.445
				E6509 - Municipio Punceres	3.855.325.926
				E6510 - Municipio Sotillo	3.708.746.631
				E6511 - Municipio Aguasay	3.181.171.832
				E6512 - Municipio Santa Barbara	3.054.649.788
				E6513 - Municipio Uracoa	3.075.490.882
				Nueva Esparta	**48.852.696.256**
				E6601 - Municipio Antolín del Campo	3.548.568.413
				E6602 - Municipio Arismendi	3.729.672.128
				E6603 - Municipio Díaz	5.308.204.608
				E6604 - Municipio Almirante José María García	5.200.354.945

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E6605 - Municipio Gómez	4.196.158.855
				E6606 - Municipio Maneiro	4.533.496.841
				E6607 - Municipio Marcano	4.066.763.883
				E6608 - Municipio Mariño	7.743.809.494
				E6609 - Municipio Península de Macanao	3.588.396.457
				E6610 - Municipio Tubores	4.178.183.911
				E6611 - Municipio Villalba	2.759.086.721
				Portuguesa	**70.943.569.691**
				E6701 - Municipio Agua Blanca	3.369.101.604
				E6702 - Municipio Araure	8.003.398.653
				E6703 - Municipio Esteller	4.380.354.526
				E6704 - Municipio Guanare	10.230.272.218
				E6705 - Municipio Guanarito	4.073.323.848
				E6706 - Municipio Monseñor José Vicente de Unda	3.569.271.552
				E6707 - Municipio Ospino	4.450.393.475
				E6708 - Municipio Páez	10.110.225.003
				E6709 - Municipio Papelón	3.173.494.454
				E6710 - Municipio San Genaro de Boconoíto	3.453.650.251
				E6711 - Municipio San Rafael de Onoto	3.241.297.632
				E6712 - Municipio Santa Rosalía	3.273.693.498
				E6713 - Municipio Sucre	4.353.525.273
				E6714 - Municipio Turén	5.261.567.704
				Sucre	**74.614.460.633**
				E6801 - Municipio Andrés Eloy Blanco	3.556.226.767
				E6802 - Municipio Andrés Mata	3.417.233.303
				E6803 - Municipio Arismendi	4.569.920.478
				E6804 - Municipio Benítez	3.871.669.150
				E6805 - Municipio Bermúdez	8.271.974.998
				E6806 - Municipio Bolívar	3.346.138.945
				E6807 - Municipio Cajigal	3.383.860.671
				E6808 - Municipio Cruz Salmerón Acosta	3.907.526.978
				E6809 - Municipio Libertador	2.917.531.388
				E6810 - Municipio Mariño	3.533.726.867
				E6811 - Municipio Mejía	3.054.705.332
				E6812 - Municipio Montes	4.778.721.323
				E6813 - Municipio Ribero	5.008.513.200
				E6814 - Municipio Sucre	16.917.927.621
				E6815 - Municipio Valdez	4.078.783.612
				Táchira	**86.656.947.013**
				E6901 - Municipio Andrés Bello	2.213.164.730
				E6902 - Municipio Ayacucho	3.632.018.624
				E6903 - Municipio Bolívar	3.596.674.392
				E6904 - Municipio Cárdenas	5.604.764.175
				E6905 - Municipio Córdoba	2.649.697.000
				E6906 - Municipio Fernández Feo	2.985.818.581
				E6907 - Municipio García de Hevia	3.321.361.426
				E6908 - Municipio Guasimos	2.914.634.057

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E6909 - Municipio Independencia	2.793.058.166
				E6910 - Municipio Jáuregui	3.094.248.898
				E6911 - Municipio Junín	4.500.122.571
				E6912 - Municipio Libertad	2.527.253.005
				E6913 - Municipio Libertador	2.268.599.367
				E6914 - Municipio Lobatera	1.949.219.791
				E6915 - Municipio Michelena	2.204.194.322
				E6916 - Municipio Panamericano	2.785.823.967
				E6917 - Municipio Pedro María Ureña	3.126.203.391
				E6918 - Municipio Samuel Darío Maldonado	2.098.492.332
				E6919 - Municipio San Cristóbal	12.419.545.513
				E6920 - Municipio Seboruco	1.889.734.002
				E6921 - Municipio Sucre	1.851.537.428
				E6922 - Municipio Uribante	2.446.478.000
				E6923 - Municipio Vargas	1.844.923.303
				E6924 - Municipio Antonio R. Costa	1.804.411.785
				E6925 - Municipio Francisco de Miranda	1.652.617.609
				E6926 - Municipio Rafael Urdaneta	1.766.421.903
				E6927 - Municipio Simón Rodríguez	1.589.287.360
				E6928 - Municipio Torbes	3.335.705.810
				E6929 - Municipio San Judas Tadeo	1.790.935.505
				Trujillo	**62.581.725.065**
				E7001 - Municipio Boconó	5.663.050.086
				E7002 - Municipio Candelaria	2.826.317.673
				E7003 - Municipio Carache	2.914.803.448
				E7004 - Municipio Escuque	2.633.832.704
				E7005 - Municipio Miranda	2.553.992.942
				E7006 - Municipio Monte Carmelo	2.189.872.248
				E7007 - Municipio Motatán	2.297.922.717
				E7008 - Municipio Pampam	3.678.369.978
				E7009 - Municipio Rafael Rangel	2.490.802.933
				E7010 - Municipio San Rafael de Carvajal	3.838.000.095
				E7011 - Municipio Sucre	2.846.870.483
				E7012 - Municipio Trujillo	4.155.926.373
				E7013 - Municipio Urdaneta	3.141.625.444
				E7014 - Municipio Valera	8.155.769.964
				E7015 - Municipio Andrés Bello	2.239.920.316
				E7016 - Municipio Bolívar	2.202.618.943
				E7017 - Municipio Campo Elías	1.815.820.990
				E7018 - Municipio José F. Márquez	1.782.422.674
				E7019 - Municipio La Ceiba	2.449.894.936
				E7020 - Municipio Pampanito	2.703.890.118
				Yaracuy	**56.248.107.611**
				E7101 - Municipio Bolívar	3.469.946.945
				E7102 - Municipio Bruzual	5.337.158.361
				E7103 - Municipio José Antonio Páez	2.859.900.369
				E7104 - Municipio Nirgua	4.898.038.563
				E7105 - Municipio Peña	6.602.799.797
				E7106 - Municipio San Felipe	6.864.876.792

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E7107 - Municipio Sucre	2.909.096.809
				E7108 - Municipio Urachiche	3.035.065.445
				E7109 - Municipio Arístide Bastidas	2.957.810.404
				E7110 - Municipio Cocorote	4.018.940.579
				E7111 - Municipio Independencia	4.611.980.315
				E7112 - Municipio La Trinidad	2.756.035.259
				E7113 - Municipio Manuel Monge	2.606.246.319
				E7114 - Municipio Veroes	3.320.211.654
				Zulia	**214.447.795.614**
				E7201 - Municipio Almirante Padilla	5.444.771.355
				E7202 - Municipio Baralt	7.726.932.541
				E7203 - Municipio Cabimas	13.017.134.669
				E7204 - Municipio Catatumbo	6.230.896.385
				E7205 - Municipio Colón	8.922.699.090
				E7206 - Municipio Jesús Enrique Lossada	8.085.434.854
				E7207 - Municipio La Cañada de Urdaneta	7.283.869.081
				E7208 - Municipio Lagunillas	11.102.581.871
				E7209 - Municipio Mara	10.732.499.004
				E7210 - Municipio Maracaibo	48.290.713.684
				E7211 - Municipio Miranda	7.900.673.861
				E7212 - Municipio Páez	7.092.938.390
				E7213 - Municipio Machiques de Perijá	8.666.376.205
				E7214 - Municipio Rosario de Perijá	7.512.906.726
				E7215 - Municipio Santa Rita	6.667.691.169
				E7216 - Municipio Sucre	6.900.951.923
				E7217 - Municipio Valmore Rodríguez	6.773.400.851
				E7218 - Municipio Francisco J. Pulgar	6.156.332.127
				E7219 - Municipio Jesús Semprum	5.985.725.146
				E7220 - Municipio San Francisco	17.565.026.515
				E7221 - Municipio Simón Bolívar	6.388.240.167
				Vargas	**44.500.467.247**
				E7301 - Municipio Vargas	44.500.467.247
4.07	06	00	00	Asignaciones Económicas Especiales	1.573.413.953.364
4.07	06	01	00	Asignaciones Económicas Especiales	1.573.413.953.364
				- Recursos Ordinarios	1.573.413.953.364
				E5100 - Estado Amazonas	11.219.784.483
				E5200 - Estado Anzoátegui	231.085.332.843
				E5300 - Estado Apure	18.648.132.636
				E5400 - Estado Aragua	40.672.998.544
				E5500 - Estado Barinas	31.399.943.663
				E5600 - Estado Bolívar	48.896.539.177
				E5700 - Estado Carabobo	63.653.421.696
				E5800 - Estado Cojedes	7.757.409.853
				E5900 - Estado Delta Amacuro	13.680.383.634
				E6000 - Estado Falcón	79.459.167.775

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E6100 - Estado Guárico	27.890.326.892
				E6200 - Estado Lara	44.008.362.479
				E6300 - Estado Mérida	20.528.955.701
				E6400 - Estado Miranda	68.886.562.657
				E6500 - Estado Monagas	282.557.909.361
				E6600 - Estado Nueva Esparta	10.513.701.780
				E6700 - Estado Portuguesa	21.418.254.606
				E6800 - Estado Sucre	22.697.501.567
				E6900 - Estado Táchira	28.595.326.306
				E7000 - Estado Trujillo	18.016.957.034
				E7100 - Estado Yaracuy	14.448.029.074
				E7200 - Estado Zulia	406.005.756.648
				E7300 - Estado Vargas	8.386.675.350
				E7400 - Distrito Metropolitano de Caracas	52.986.519.605
				TOTAL	**11.865.786.273.822**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	32.000.000
4.07	01	00	00	Transferencias Corrientes Internas	32.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	32.000.000
4.07	01	01	12	Subsidios Culturales al Sector Privado	32.000.000
				S0856 - Museo de Arte Colonial. Distrito Federal.	12.000.000
				- Recursos Ordinarios	12.000.000
				S0932 - Sociedad Bolivariana.	20.000.000
				- Recursos Ordinarios	20.000.000
				TOTAL	**32.000.000**

PROGRAMA: 06 Seguridad Ciudadana

UNIDAD EJECUTORA: Despacho del Viceministro de Seguridad Ciudadana

El objetivo de este Programa está orientado a garantizar la protección del orden social y patrimonial de los particulares optimizando los niveles de seguridad a través del fortalecimiento de las Leyes de Seguridad Pública.

Asimismo, ejecuta las políticas del Ejecutivo Nacional en cuanto a seguridad, educación y formación de agentes policiales, el control y supervisión de los servicios de vigilancia privada, custodia y traslado de valores para asegurar el pacífico disfrute de las garantías y derechos constitucionales en apoyo al desarrollo integral del país. Por otra parte, se implanta el Sistema Telemático Nacional mediante el cual se recopilará y suministrará información sobre las irregularidades que se produzcan en las comandancias de policía, empresas de vigilancia privada, custodia y transporte de valores, así como las escuelas regionales de policía.

Los programas que la Dirección de Prevención del Delito implementará tienen como norte contribuir a la disminución de los índices de violencia que sufre actualmente la sociedad venezolana, considerando que las acciones preventivas a ejecutar deben estar dirigidas a dos escenarios básicos como son la comunidad y la escuela.

La comunidad tendría especial relevancia, por ser el área donde los habitantes interactúan constantemente, compartiendo las condiciones básicas de una vida en común y, la escuela, por considerarse la institución, que después de la familia constituye una de las bases fundamentales del proceso de socialización del ser humano.

La violencia es una realidad que amerita nuestra atención como institución, en tal sentido se coordinará con organismos gubernamentales y no gubernamentales, acciones preventivas dirigidas a disminuir conductas violentas o agresivas en la familia, la escuela y la comunidad que puedan conducir a hechos de criminalidad; por ello la intención es enfrentarla a través del fortalecimiento de un sistema de valores preventivos cónsonos con el bienestar de una sociedad responsable, consciente y capaz de asumir los retos y cambios que exige el país.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Implementar las políticas, lineamientos y estrategias para optimizar los niveles de seguridad pública	Coordinación	1.478	97.973.330.700
Formar y capacitar agentes, coordinar las acciones con los cuerpos de seguridad e inspeccionar las empresas de vigilancia	Capacitación	1.000	5.618.360.234
Incorporar planteles de educación básica, media y diversificada, comunidades y grupos comunitarios en actividades preventivas del delito	Taller	7.180	10.738.190.580
TOTAL			**114.329.881.514**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**3.792.107.944**
	- Recursos Ordinarios	3.792.107.944
4.02	Materiales y Suministros	**2.847.325.200**
	- Recursos Ordinarios	2.847.325.200
4.03	Servicios no Personales	**8.625.217.670**
	- Recursos Ordinarios	8.625.217.670
4.04	Activos Reales	**98.065.230.700**
	- Recursos Ordinarios	182.400.000
	- Programas y Proyectos	97.882.830.700
	• Dotación y Equipamiento del Sistema Carcelario	48.708.570.350
	• Seguridad y Convivencia Ciudadana	49.174.260.350
4.07	Transferencias	**1.000.000.000**
	- Recursos Ordinarios	1.000.000.000
	TOTAL	**114.329.881.514**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	364	3.234.683.900
- Directivo	13	154.138.812
- Profesional y Técnico	129	1.649.691.972
- Personal Administrativo	221	1.416.817.085
- Personal Médico	1	14.036.031
Personal Fijo a Tiempo Parcial	23	126.779.757
- Profesional y Técnico	11	66.332.367
- Personal Administrativo	7	28.590.000
- Personal Médico	5	31.857.390
Personal Contratado	218	430.644.288
- Empleado	218	430.644.288
TOTAL	**605**	**3.792.107.945**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	1.000.000.000
407	01	00	00	Transferencias Corrientes Internas	1.000.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	1.000.000.000
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.000.000.000
				S0747 - Hogares Crea de Venezuela.	1.000.000.000
				- Recursos Ordinarios	1.000.000.000
				TOTAL	**1.000.000.000**

PROGRAMA: 07 Servicios Penitenciarios

UNIDAD EJECUTORA: Dirección General de los Servicios Penitenciarios

Le corresponde a la Dirección General de los Servicios Penitenciarios la aplicación de políticas integrales en lo penitenciario, carcelario, criminalístico y de las leyes vigentes; brindar atención integral a la población reclusa en materia social, psicológica, médica, religiosa, educativa, laboral, deportiva y cultural; la evaluación de los individuos beneficiados con medidas de semi-libertad y libertad plena; seguimiento de los casos incorporados al régimen abierto, libertad condicional y las medidas de probación.

Se contemplan los recursos necesarios para mejorar la atención de los penados así como el equipamiento de otras áreas de servicios.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Visitar y supervisar los centros penitenciarios	Supervisión	51.072	2.069.819.670
Atender a estudiantes en la carrera Técnico Superior Universitario	Alumno	628	85.113.744
Atención Integral al Interno	Interno	344.664	147.044.229.010
TOTAL			**149.199.162.424**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**25.740.294.901**
	- Recursos Ordinarios	25.740.294.901
4.02	Materiales y Suministros	**39.724.620.100**
	- Recursos Ordinarios	39.724.620.100
4.03	Servicios no Personales	**3.132.668.045**
	- Recursos Ordinarios	3.132.668.045
4.04	Activos Reales	**214.000.000**
	- Recursos Ordinarios	214.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.07	Transferencias	**80.387.579.378**
	- Recursos Ordinarios	18.905.814.580
	- Programas y Proyectos	61.481.764.798
	• Construcción del Centro Penitenciario (Marhuanta)	55.269.994.100
	• Construcción y Rehabilitación de Centros Penitenciarios (Barcelona)	1.168.740.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Vargas)	826.245.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Rodeo)	1.510.590.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Yare)	1.635.075.000
	• Construcción y Rehabilitación de Centros Penitenciarios (Táchira)	163.133.937
	• Construcción y Rehabilitación de Centros Penitenciarios (PGV)	202.518.011
	• Construcción y Rehabilitación de Centros Penitenciarios (Apure)	705.468.750
	TOTAL	**149.199.162.424**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	3.845	23.442.318.533
- Directivo	11	145.776.586
- Profesional y Técnico	989	10.081.974.169
- Personal Administrativo	2.839	13.140.292.193
- Personal Médico	6	74.275.585
Personal Fijo a Tiempo Parcial	172	1.237.176.368
- Profesional y Técnico	90	683.412.625
- Personal Administrativo	6	25.389.058
- Personal Médico	76	528.374.685
TOTAL	**4.017**	**24.679.494.901**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	80.302.277.074
4.07	01	00	00	Transferencias Corrientes Internas	7.396.611.369
4.07	01	02	00	Transferencias Corrientes al Sector Público	7.396.611.369
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	3.150.087.924
				A0003 - Instituto Autónomo Caja de Trabajo Penitenciario	**3.076.087.924**
				- Recursos Ordinarios	3.076.087.924
				A0046 - Instituto Nacional de Cooperación Educativa (INCE)	**60.000.000**
				- Recursos Ordinarios	60.000.000
				A0087 - Universidad Nacional Abierta (UNA)	**14.000.000**
				- Recursos Ordinarios	14.000.000
4.07	01	02	04	Transferencias Corrientes a las Entidades Federales	1.849.523.445
				E6300 - Estado Mérida	1.849.523.445
				- Recursos Ordinarios	1.849.523.445
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	2.397.000.000
				A0118 - Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**2.397.000.000**
				- Recursos Ordinarios	2.397.000.000
4.07	02	00	00	Transferencias de Capital Internas	72.905.665.705
4.07	02	02	00	Transferencias de Capital al Sector Público	72.905.665.705
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	3.000.000.000
				A0003 - Instituto Autónomo Caja de Trabajo Penitenciario	**3.000.000.000**
				- Recursos Ordinarios	3.000.000.000
4.07	02	02	99	Transferencias de Capital a Otros Organismos del Sector Público	69.905.665.705
				A0118 - Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**69.905.665.705**
				- Recursos Ordinarios	8.423.900.907

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				- Programas y Proyectos	61.481.764.798
				• Construcción de Centros Penitenciarios (Marhuanta)	55.269.994.100
				• Construcción y Rehabilitación de Centros Penitenciarios (Barcelona)	1.168.740.000
				• Construcción y Rehabilitación de Centros Penitenciarios (Vargas)	826.245.000
				• Construcción y Rehabilitación de Centros Penitenciarios (Rodeo)	1.510.590.000
				• Construcción y Rehabilitación de Centros Penitenciarios (Yare)	1.635.075.000
				• Construcción y Rehabilitación de Centros Penitenciarios (Táchira)	163.133.937
				• Construcción y Rehabilitación de Centros Penitenciarios (PGV)	202.518.011
				• Construcción y Rehabilitación de Centros Penitenciarios (Apure)	705.468.750
				TOTAL	**80.302.277.074**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	85.302.304
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	85.302.304
4.07	99	01	00	Transferencias Corrientes Diversas	85.302.304
				S0963 - Transferencias Diversas.	85.302.304
				- Recursos Ordinarios	85.302.304
				TOTAL	**85.302.304**

PROGRAMA: 08 Seguridad Jurídica

UNIDAD EJECUTORA: Despacho del Viceministro de Seguridad Jurídica

La seguridad jurídica es un valor esencial del estado de derecho y sobre todo un servicio público concreto, que se cristaliza en funcionamiento permanente, continuo, regular y eficaz de las dependencias estatales, encargadas de registrar y otorgar "fuerza de verdad jurídica" a los actos y derechos de los miembros del cuerpo social.

En toda sociedad, la seguridad jurídica entendida como la garantía para los ciudadanos de que sus derechos, expectativas e intereses serán respetados, siempre y cuando se conduzcan de conformidad con la ley, constituye un medio para la convivencia y el desarrollo del bienestar social e individual.

Además, mantiene una relación permanente y de gran significación con la iglesia católica y demás cultos legalmente establecidos en el país, igualmente dirige y supervisa las actividades necesarias para dar cumplimiento a las disposiciones que en materia de administración y justicia atribuye al Ministerio la Ley Orgánica del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Dirigir, coordinar y supervisar las actividades de las Unidades a su cargo	Supervisión	11.598	22.113.664
Promover, apoyar, formular y coordinar políticas, planes y actividades en materia de Derechos Humanos	Capacitación	37	848.022.188
Garantizar asistencia jurídica gratuita a los ciudadanos de escasos recursos económicos.	Documento	15.659	1.044.557.660
Supervisar y controlar las actividades de los Registros y Notarías del país como Servicio Autónomo	Documento	162.005	570.067.911
Preservar y difundir el Patrimonio Histórico - Documental	Documento	1.864.063	345.803.517
TOTAL			**2.830.564.940**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**1.430.946.098**
	- Recursos Ordinarios	1.430.946.098
4.02	Materiales y Suministros	**241.857.922**
	- Recursos Ordinarios	241.857.922
4.03	Servicios no Personales	**662.441.000**
	- Recursos Ordinarios	662.441.000
4.04	Activos Reales	**11.700.000**
	- Recursos Ordinarios	11.700.000
4.07	Transferencias	**483.619.920**
	- Recursos Ordinarios	483.619.920
	TOTAL	**2.830.564.940**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	162	1.430.946.101
- Directivo	7	104.499.420
- Profesional y Técnico	89	916.053.834
- Personal Administrativo	66	410.392.847
TOTAL	**162**	**1.430.946.101**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	483.619.920
4.07	01	00	00	Transferencias Corrientes Internas	483.619.920
4.07	01	01	00	Transferencias Corrientes al Sector Privado	483.619.920
4.07	01	01	16	Subsidios a Entidades Religiosas	483.619.920
				- Recursos Ordinarios	483.619.920
				S0025 - Arquidiócesis de Barquisimeto.	10.000.000
				S0026 - Arquidiócesis de Caracas.	10.000.000
				S0027 - Arquidiócesis de Ciudad Bolívar.	10.000.000
				S0028 - Arquidiócesis de Maracaibo.	10.000.000
				S0029 - Arquidiócesis de Mérida.	10.000.000
				S0030 - Arquidiócesis de Valencia.	10.000.000
				S0295 - Conferencia Episcopal.	60.000.000
				S0324 - Diócesis de Barcelona.	5.000.000
				S0325 - Diócesis de Barinas.	5.000.000
				S0326 - Diócesis de Cabimas.	5.000.000
				S0327 - Arquidiócesis de Calabozo.	10.000.000
				S0328 - Diócesis de Carora.	5.000.000
				S0329 - Arquidiócesis de Coro.	10.000.000
				S0331 - Diócesis de Guanare.	5.000.000
				S0332 - Diócesis de Guayana.	5.000.000
				S0333 - Diócesis de la Guaira.	5.000.000
				S0334 - Diócesis de los Teques.	5.000.000
				S0335 - Diócesis de Maracay.	5.000.000
				S0336 - Diócesis de Margarita.	5.000.000
				S0337 - Diócesis de Maturín.	5.000.000
				S0338 - Diócesis de San Carlos.	5.000.000
				S0339 - Diócesis de San Cristóbal.	5.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S0340 - Diócesis de San Felipe.	5.000.000
				S0341 - Diócesis de San Fernando de Apure.	5.000.000
				S0342 - Diócesis de Trujillo.	5.000.000
				S0343 - Diócesis de Valle la Pascua.	5.000.000
				S0871 - Otras ayudas para reparar edificaciones Eclesiásticas.	42.619.920
				S0952 - Sostenimiento de Misiones.	3.000.000
				S0953 - Sostenimiento de Seminarios.	3.000.000
				S1021 - Arquidiócesis de Cumaná.	10.000.000
				S1053 - Vicariato Apostólico de Tucupita.	5.000.000
				S1058 - Obispos Eméritos.	5.000.000
				S1059 - Vicariato Apostólico de Machiques.	5.000.000
				S1060 - Vicariato Apostólico de Caroní.	5.000.000
				S1061 - Vicariato Apostólico de Puerto Ayacucho.	5.000.000
				S1062 - Rectores de Seminario.	3.000.000
				S1147 - Diócesis de Puerto Cabello.	5.000.000
				S1148 - Diócesis de El Vigía	5.000.000
				S1269 - Convenio de Asistencia Religiosa en las Cárceles.	60.000.000
				S1288 - Diócesis de Punto Fijo.	5.000.000
				S1289 - Diócesis de Guarenas.	5.000.000
				S1291 - Asociación Civil Salud y Familia	3.000.000
				S1292 - Pastoral Medios de Comunicación Arzobispado de Caracas.	3.000.000
				S1293 - Pastoral Social Arquidiócesis de Caracas.	3.000.000
				S1296 - Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández.	3.000.000
				S1491 - Diócesis de Carúpano	5.000.000
				S1521 - Museo Diocesano Lucas Guillermo Castillo	5.000.000
				S1529 - Catedral Arquidiocesana de Calabozo	5.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1530 - Casa Hogar Monseñor Alvarez	5.000.000
				S1544 - Archivo Histórico de la Arquidiócesis de Caracas	5.000.000
				S1735 - Diócesis de Acarigua Araure	5.000.000
				S1737 - Fundación Red	5.000.000
				S1744 - Santuario Nacional Nuestra Señora de Coromoto	5.000.000
				S1748 - Asociación Civil Proconstrucción Santuario Niño Jesús	5.000.000
				S1750 - Fundación María Madre de los Pobres	5.000.000
				S1783 - Iglesia Cristiana Evangélica Camino de Santidad	5.000.000
				S1784 - Colegio de Capellanes de Venezuela (COCAVEN)	5.000.000
				S1785 - Parroquia Nuestra Señora del Rosario de Fátima	5.000.000
				S1786 - Asociación Civil del Santísimo Sacramento de la Iglesia de Nuestra Señora del Rosario Cabure	5.000.000
				S1787 - Fundación Juan Pablo II	5.000.000
				S1788 - Santa Iglesia Gnóstica Cristiana Universal de la Republica de Venezuela	5.000.000
				TOTAL	**483.619.920**

PROGRAMA: 09 - Servicio Autónomo de Identificación y Extranjería

UNIDAD EJECUTORA: Dirección General de Identificación y Extranjería

Con la finalidad de mejorar los servicios que presta este programa y cumplir con la misión de dotar a los venezolanos y extranjeros, residenciados legalmente en el país de un Sistema de Identificación de alta calidad y confiabilidad para el desarrollo de controles de seguridad, se implementarán nuevas tecnologías y dotación de equipos.

De igual manera, está programada la optimización del servicio en cuanto a reducir el tiempo de entrega del documento, incrementar la calidad de la información y sus controles internos; así como, la que debe suministrar a los entes públicos, con la infraestructura y plataforma tecnológica desarrollada en forma coherente y que sea capaz de adecuarse a los cambios que pueda experimentar en los próximos años, brindando así un conjunto de servicios al ciudadano acorde con lo que un estado moderno debe proporcionar.

Se pretende modernizar las oficinas a nivel nacional, tanto en su estructura física como en los equipos de telecomunicaciones para poder implantar la tecnología de punta adecuada, capaz de controlar y canalizar el flujo de información de manera oportuna y confiable, brindando de esta manera los servicios en forma rápida con altos niveles de seguridad documental.

Así mismo el programa tiene previsto mediante la instalación de un sistema de información, ejercer un control eficaz de la entrada y salida de extranjeros, así como el movimiento migratorio.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Dotar a los ciudadanos venezolanos y extranjeros residenciados en el país de los documentos de identificación respectivos	Documento	7.320.604	25.611.567.445
TOTAL			**25.611.567.445**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**16.994.438.852**
	- Recursos Ordinarios	16.994.438.852
4.02	Materiales y Suministros	**6.995.551.415**
	- Recursos Ordinarios	6.995.551.415
4.03	Servicios no Personales	**1.542.377.178**
	- Recursos Ordinarios	1.542.377.178
4.04	Activos Reales	**79.200.000**
	- Recursos Ordinarios	79.200.000
	TOTAL	**25.611.567.445**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	2.386	16.994.438.852
- Directivo	29	361.433.016
- Profesional y Técnico	880	9.284.674.630
- Personal Administrativo	1.477	7.348.331.206
TOTAL	**2.386**	**16.994.438.852**

PROGRAMA: 10 Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

UNIDAD EJECUTORA: Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

El Cuerpo de Investigaciones Científicas, Penales y Criminalísticas es una organización especializada, facultada para realizar los procedimientos técnicos y científicos en materia penal para la comprobación de los delitos a través del acopio de pruebas y la identificación de sus autores y partícipes, respetando los derechos humanos.

Esto obliga a realizar una eficiente y efectiva labor para proveer en un plazo muy breve, el resultado del análisis de las evidencias de cualquier tipo, dejadas o no en el sitio del delito, para ello realiza tres procesos medulares cuyos productos y resultados cumplen con las exigencias del Código Orgánico Procesal Penal.

El Instituto Universitario es una organización académica, donde se imparte la formación en el ámbito de la investigación criminal, a estudiantes de las carreras de Técnico Superior Universitario, Licenciado y Post-Grado con la finalidad ulterior de proveer al Cuerpo de Investigaciones Científicas, Penales y Criminalísticas del personal policial requerido, así como consolidar la formación de los funcionarios a nivel medio y gerencial de dicha organización.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Practicar las diligencias e investigaciones científicas que le ordene el Ministerio Público, encaminadas a investigar y hacer constar la perpetración de un hecho punible	Expediente	61.032	170.861.796.718
Formar y capacitar profesionales universitarios en el campo de la investigación criminal	Capacitación	144.819	5.266.965.563
TOTAL			**176.128.762.281**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	**145.077.129.665**
	- Recursos Ordinarios	145.077.129.665
4.02	Materiales y Suministros	**1.876.352.411**
	- Recursos Ordinarios	1.876.352.411
4.03	Servicios no Personales	**3.689.782.791**
	- Recursos Ordinarios	3.689.782.791
4.04	Activos Reales	**45.790.000**
	- Recursos Ordinarios	45.790.000
4.07	Transferencias	**25.239.707.414**
	- Recursos Ordinarios	25.239.707.414
4.51	Gastos de Defensa y Seguridad del Estado	**200.000.000**
	- Recursos Ordinarios	200.000.000
	TOTAL	**176.128.762.281**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	7.952	71.944.950.612
- Directivo	5	179.007.384
- Profesional y Técnico	244	4.293.188.138
- Personal Administrativo	1.640	8.439.304.523
- Personal de Investigación	6.022	58.795.193.832
- Personal Médico	3	39.862.652
- Obrero	38	198.394.083

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Parcial	14	127.297.515
- Profesional y Técnico	6	50.405.200
- Personal Administrativo	3	22.415.670
- Personal Docente	1	11.428.835
- Personal Médico	4	43.047.810
Personal Contratado	213	559.546.488
- Empleado	212	554.226.840
Obrero	1	5.319.648
TOTAL	**8.179**	**72.631.794.615**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	25.000.000.000
4.07	01	00	00	Transferencias Corrientes Internas	25.000.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	25.000.000.000
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	25.000.000.000
				A0054 - Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	**25.000.000.000**
				- Recursos Ordinarios	25.000.000.000
				TOTAL	**25.000.000.000**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	200.000.000
4.07	03	00	00	Transferencias al Exterior	200.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	200.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	200.000.000
				I0119 - Organización Internacional de Policía (INTERPOL).	200.000.000
				- Recursos Ordinarios	200.000.000
				TOTAL	**200.000.000**

27. Ministerio de la Producción y el Comercio

MINISTERIO DE LA PRODUCCIÓN Y EL COMERCIO

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio de la Producción y el Comercio está conformado por los Despachos de los Vice-Ministros de Industria, Comercio, Turismo y sus Entes Adscritos, propiciando el desarrollo industrial, comercial y turístico del país, mediante políticas coherentes y viables y la conjunción de los sectores público y privado junto a la Sociedad Civil Organizada, contribuyendo a incrementar sistemáticamente los niveles de productividad y competitividad de dichos sectores, incentivando el crecimiento económico y la transformación social.

Competencia del Ministerio de la Producción y el Comercio

En el contexto del relanzamiento del modelo económico que lleva adelante el Gobierno de la República Bolivariana de Venezuela y de los esfuerzos destinados por las naciones latinoamericanas en afianzar las relaciones comerciales, se anuncia el nacimiento de un nuevo Ministerio de la Producción y el Comercio, cuya visión y misión responde al desarrollo endógeno nacional, que busca romper los modelos tradicionales de producción, lo cual afianzará cuatro políticas enfocadas al fortalecimiento y consolidación de la cultura de calidad de servicios, diversificación de la fuerza productiva, desarrollo y consolidación del mercado interno y robustecimiento de los mercados internacionales. En este sentido, se atenderán cuatro grandes frentes estratégicos: industrial, turístico, comercial e institucional.

Este Ministerio impulsará y fortalecerá el tejido industrial del país, el cual ofrece muestras claras de crecimiento en el sector textil, agroindustrial, metal-mecánico, construcción, tecnológico (software, hardware), plástico, químico y turismo, lo que permitirá la diversificación de la oferta exportable para su consolidación en los mercados internacionales.

Es competencia del Ministerio ser la institución líder en el desarrollo integral y sustentable de los sectores productivos de la economía real, con el fin de generar riqueza y bienestar a la población a través de la formulación, regulación, seguimiento y control de políticas con la participación de los actores públicos y privados vinculados transformando el modelo productivo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas y Metas Planteadas para la Institución	Hora/Hombre	3.000	41.528.571.221
Reactivación, Reindustrialización y Reconversión	Política	1	8.076.960.822
Fomento, Promoción y Desarrollo del Comercio Exterior e Interior	Política	1	14.999.289.557
Desarrollo de Políticas para Fomentar el Turismo	Política	1	2.848.960.960
TOTAL			**67.453.782.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	41.528.571.221
03	Industria	8.076.960.822
04	Comercio	14.999.289.557
05	Turismo	2.848.960.960
	TOTAL	**67.453.782.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	31.459.066.633
	- Recursos Ordinarios	29.926.906.633
	- Otras Fuentes de Financiamiento	1.532.160.000
4.02	Materiales y Suministros	1.116.649.486
	- Recursos Ordinarios	1.116.649.486
4.03	Servicios No Personales	8.042.572.508
	- Recursos Ordinarios	8.042.572.508
4.04	Activos Reales	551.037.940
	- Recursos Ordinarios	551.037.940
4.05	Activos Financieros	120.000.000
	- Programas y Proyectos	120.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	400.000.000
	- Recursos Ordinarios	400.000.000
4.07	Transferencias	25.764.455.993
	- Recursos Ordinarios	20.579.703.433
	- Programas y Proyectos	4.105.470.760
	- Otras Fuentes de Financiamiento	1.079.281.800
	TOTAL	**67.453.782.560**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	785	10.729.146.261
- Directivo	68	1.461.487.452
- Profesional y Técnico	323	6.484.910.689
- Personal Administrativo	162	1.496.240.522
- Obrero	232	1.286.507.598
Personal Contratado	81	842.750.784
- Empleado	81	842.750.784
TOTAL	**866**	**11.571.897.045**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	2.100.000
II	321.236 - 371.236	10	42.088.800
III	371.237 - 421.237	8	38.400.000
IV	421.238 - 471.238	205	1.078.494.678
V	471.239 - 521.239	14	84.836.970
VI	521.240 - 571.240	25	163.749.355
VII	571.241 - 621.241	51	366.359.073
VIII	621.242 - 671.242	11	86.617.308
IX	671.243 - 721.243	14	117.514.901
X	721.244 - 771.244	11	98.058.401
XI	771.245 - 821.245	47	450.571.767
XII	821.246 - 871.246	14	142.756.482
XIII	871.247 - 921.247	8	86.583.422
XIV	921.248 - 971.248	32	363.398.318
XV	971.249 - 1.021.249	8	95.686.502
XVI	1.021.250 - 1.071.250	5	62.619.180
XVII	1.071.251 Y MAS	401	8.292.061.888
	TOTAL	**866**	**11.571.897.045**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0142	Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	6.000.000.000
A0211	Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	884.429.209
A0828	Servicio Autónomo de la Propiedad Intelectual (SAPI)	1.784.800.000
A0849	Venezuela Industrial S.A. (VENINSA)	120.000.000
A0908	Servicio Nacional de Contrataciones (SENACON)	700.000.000
A0927	Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	3.452.103.351
A0943	Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	31.050.000
A1204	Zona Industrial de la Costa Oriental del Lago, C.A. (ZICOLCA)	400.000.000
	TOTAL	**13.372.382.560**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	510.000.000
407	01	00	00	Transferencias Corrientes Internas	510.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	510.000.000
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	400.000.000
				S0730 - Guardería Infantil Negra Hipólita.	200.000.000
				S1500 - Comité de Damas del Ministerio de la Producción y el Comercio	200.000.000
407	01	01	15	Subsidios a Organismos Laborales y Gremiales	10.000.000
				S1751 - Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	5.000.000
				S1752 - Asociación de Jubilados y Pensionados del Ministerio de la Producción y el Comercio	5.000.000
407	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	100.000.000
				S0690 - Fundación Tecnológica de Seguridad Integral (FUNSEIN).	100.000.000
				TOTAL	**510.000.000**

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas y Metas Planteadas para la Institución	Hora/Hombre	3.000	41.528.571.221
TOTAL			**41.528.571.221**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	22.603.347.400
	- Recursos Ordinarios	21.071.187.400
	- Otras Fuentes de Financiamiento	1.532.160.000
4.02	Materiales y Suministros	591.375.200
	- Recursos Ordinarios	591.375.200
4.03	Servicios No Personales	5.354.453.688
	- Recursos Ordinarios	5.354.453.688
4.04	Activos Reales	199.921.500
	- Recursos Ordinarios	199.921.500
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	400.000.000
	- Recursos Ordinarios	400.000.000
4.07	Transferencias	12.379.473.433
	- Recursos Ordinarios	12.379.473.433
	TOTAL	**41.528.571.221**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	479	5.513.094.489
- Directivo	22	474.233.976
- Profesional y Técnico	141	2.943.208.986
- Personal Administrativo	92	868.868.464
- Obrero	224	1.226.783.063
Personal Contratado	73	800.650.800
- Empleado	73	800.650.800
TOTAL	**552**	**6.313.745.289**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	410.000.000
407	01	00	00	Transferencias Corrientes Internas	410.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	410.000.000
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	400.000.000
				S0730 - Guardería Infantil Negra Hipólita.	200.000.000
				- Recursos Ordinarios	200.000.000
				S1500 - Comité de Damas del Ministerio de la Producción y el Comercio	200.000.000
				- Recursos Ordinarios	200.000.000
407	01	01	15	Subsidios a Organismos Laborales y Gremiales	10.000.000
				S1751 - Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	5.000.000
				- Recursos Ordinarios	5.000.000
				S1752 - Asociación de Jubilados y Pensionados del Ministerio de la Producción y el Comercio	5.000.000
				- Recursos Ordinarios	5.000.000
				TOTAL	**410.000.000**

PROGRAMA: 03 Industria

UNIDAD EJECUTORA: Viceministro de Industria

Tiene como objetivo diseñar políticas concertadas para estimular y consolidar el desarrollo del tejido industrial competitivo de manera sustentable, con la promoción de inversiones y contribuyendo al desarrollo económico equitativo del país.

El programa de exportación de industria del conocimiento surge del plan de promoción y desarrollo de las industrias del conocimiento que lleva adelante el Ministerio de la Producción y el Comercio, en el marco del objetivo de política industrial referido a la reconversión y reindustrialización planteado en el plan de desarrollo endógeno.

Este programa es concebido con la finalidad de impulsar el desarrollo de las pequeñas y medianas empresas venezolanas proveedoras de los servicios de ingeniería, consultoría y desarrollo de software, a fin de proyectar su posicionamiento en los mercados internacionales y consolidarlas como parte de la oferta exportable venezolana.

Actividades más relevantes a desarrollar:

- Políticas de Reactivación:

- Compras gubernamentales (Decreto 1.892)

- Reactivación sector manufacturero (muebles) y línea blanca
- Suministro de materia prima a la PyMI
- Propiciar la recuperación del patrimonio industrial público y privado
- Políticas de Reconversión (Decreto 2.094)
- Mejora de la eficiencia productiva
- Reconversión industrial y tecnológica
- Sistema Nacional de Consultores
- Centro Nacional del Plástico
- Laboratorio Nacional de Metrología

- Políticas de Reindustrialización:

- Industrias del conocimiento
- Promoción de inversiones
- Desarrollo de las capacidades tecnológicas de PyMEs, PyMIs, Microindustrias y Cooperativas
- Sustitución eficiente de importaciones

SERVICIO NACIONAL DE CONTRATACIONES (SENACON)

Es el ente nacional responsable de apoyar y facilitar las contrataciones públicas para satisfacer las necesidades de información sobre la demanda pública de bienes, obras y servicios y de la capacidad de la oferta interesada en abastecerla.

Es una organización flexible, proactiva, con presencia virtual en el territorio nacional, con personal altamente calificado, que facilita la interrelación entre la oferta y la demanda gubernamental, contribuyendo con el desarrollo económico del país.

El Servicio Nacional de Contrataciones ejerce la autoridad técnica en las materias reguladas por la Ley de Licitaciones y está encargado de recibir y atender las denuncias por incumplimiento del marco legal de contrataciones públicas y establecer los mecanismos de divulgación correspondientes.

El Ejecutivo Nacional le asigna un aporte por Bs. 700,0 millones para gastos corrientes, desglosado en Bs. 562,4 por recursos ordinarios y Bs. 137,6 por otras fuentes de financiamiento.

Actividades más relevantes:

- Facilitar y apoyar las contrataciones del sector público a través de las Ruedas de Negocios formuladas en la Comisión Presidencial de Compras de la Administración Pública.
- Dictar las normas de organización y funcionamiento del Registro Nacional de Contratistas
- Diseñar y coordinar los sistemas de información y procedimientos referidos a la aplicación de la Ley de Licitación.

- Mantener actualizado tecnológicamente al Servicio Nacional de Contratistas

- Solicitar, recabar, sistematizar, divulgar y suministrar a quien lo solicite, la información disponible sobre las programaciones anuales y sumario trimestral de contrataciones.

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

Es el ente encargado de coordinar, promover y orientar en la República Bolivariana de Venezuela el proceso de reconversión tecnológica, industrial y comercial, dirigido a reducir y eliminar el uso de Sustancias Agotadoras del Ozono (SAO), tales como los clorofluorocarbonos (CFCs) entre otras, para promover su sustitución por alternativas no perjudiciales al medio ambiente.

FONDOIN trabaja estrechamente con el sector privado específicamente en las áreas de refrigeración (fabricación y servicio) y de espuma de poliuretano, para identificación de proyectos de reconversión que reunan las condiciones para optar a ser financiados con recursos del Fondo Multilateral para la Aplicación del Protocolo de Montreal.

El Ejecutivo Nacional le asigna un aporte por Bs. 3.452,1 millones, proveniente de la Ley de Endeudamiento Bs. 3.125,1 millones para la ejecución del Proyecto "Fortalecimiento de las Capacidades Institucionales de FONDOIN" y Bs. 326,9 millones para gastos corrientes, correspondiente al Convenio de Cooperación.

Dentro de las acciones a realizar se encuentran:

- Erradicar el consumo de las sustancias que agotan el ozono.

- Apoyar el sector empresarial para mejorar la competitividad, productividad y calidad.

- Programa de desarrollo y de transformación de tecnologías incrementadas en el sector industrial así como, la actualización tecnológica, ambiental y laboral en las industrias venezolanas.

- Establecimiento de una red ampliada de centros de recuperación, reciclaje y regeneración de SAO.

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTECTUAL (SAPI)

Tiene la misión de promover el sistema de la propiedad intelectual como parte del desarrollo socio-económico integral y sostenible.

Brinda servicios especializados de excelencia para el uso estratégico de la propiedad intelectual, que contribuye al desarrollo cultural, económico y social de forma sustentable.

La asignación prevista asciende a Bs. 1.784,8 millones aplicados de la siguiente manera: Bs. 1.427,9 millones para gastos corrientes, Bs. 292,2 millones para gastos de capital, para la ejecución del Convenio de Cooperación y Bs. 64,8 millones por la Ley de Endeudamiento para la ejecución del proyecto "Adecuación de la Plataforma Física y Tecnológica para la Prestación de Servicio Público de Valor Agregado de Propiedad Intelectual a los Sectores Gubernamentales, Productivos y de Investigación".

Actividades más relevantes:

- Se plantea el Fortalecimiento del Servicio de Información Tecnológico e Industrial a través del convenio Integral de Cooperación mediante el diseño, estructuración e implementación de servicios de información especializados dirigidos a insertar la propiedad intelectual como herramienta en las diferentes organizaciones de los sectores de la economía venezolana.

- Incentivar la creación intelectual protegiendo el derecho de autor sobre las obras.

- Fortalecer el sistema de información estratégica de valor agregado al servicio del desarrollo nacional mediante la información contenida en los documentos de propiedad nacional e internacional.
- Actualización y modernización del sistema venezolano de la propiedad industrial.
- Posicionar las marcas colectivas como instrumento de organización de las pequeñas empresas, micro-empresas y cooperativas para la producción de bienes y servicios.

VENEZUELA INDUSTRIAL, S.A. (VENINSA)

La empresa tiene como objetivo la realización de actividades relacionadas con el fomento e inversión del sector industrial manufacturero venezolano, a los fines de rescatar, promover, impulsar y asistir a las empresas manufactureras en situación precaria, para su reactivación, reconversión y reindustrialización, lo que la consolida como una empresa pública líder en el fomento y asistencia técnica - financiera para la reactivación del sector manufacturero nacional, que se destaque por la calidad de sus servicios y por la respuesta rápida, creativa y adecuada que le imprima a cada proyecto que atienda.

Las actividades más relevantes son las siguientes:

- Participar en la composición accionaria de empresas a través de la suscripción de acciones así como, proyectos emprendedores.
- Construir, apoyar, recuperar y poner en funcionamiento empresas manufactureras por instalarse o aquellas que requieran reconversión y/o reactivación.
- Celebrar contratos, acuerdos y convenios tales como: comodato, arrendamiento, compra- venta de bienes o inmuebles y realizar cualquier actividad de carácter lícito que fuere necesario o conveniente para el logro de sus objetivos.

El Ejecutivo Nacional le asignó por la Ley Especial de Endeudamiento la cantidad de Bs. 120,0 millones para la ejecución del Proyecto: "Suscripción de Acciones de Venezuela Industrial, S.A, (VENINSA)".

ZONA INDUSTRIAL DE LA COSTA ORIENTAL DEL LAGO, C.A. (ZICOLCA)

La empresa tiene como objetivo la promoción, construcción y administración de la Zona Industrial de la Costa Oriental del Lago de Maracaibo, para el ejercicio fiscal 2005 el Ejecutivo Nacional prevé una asignación por la cantidad de Bs. 400,0 millones, para cubrir sus gastos de funcionamiento.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Reactivación, Reindustrialización y Reconversión	Política	1	8.076.960.822
TOTAL			**8.076.960.822**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	933.157.358
	- Recursos Ordinarios	933.157.358
402	Materiales y Suministros	90.470.000
	- Recursos Ordinarios	90.470.000
403	Servicios No Personales	460.355.113
	- Recursos Ordinarios	460.355.113
404	Activos Reales	36.075.000
	- Recursos Ordinarios	36.075.000
405	Activos Financieros	120.000.000
	- Programas y Proyectos	120.000.000
407	Transferencias	6.436.903.351
	- Recursos Ordinarios	2.817.060.000
	- Programas y Proyectos	3.189.991.551
	- Otras Fuentes de Financiamiento	429.851.800
	TOTAL	**8.076.960.822**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	45	933.157.358
- Directivo	8	183.749.520
- Profesional y Técnico	28	643.916.286
- Personal Administrativo	9	105.491.552
TOTAL	**45**	**933.157.358**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.05	00	00	00	Activos Financieros	120.000.000
4.05	01	00	00	Aportes Directos para Participaciones de Capital	120.000.000
4.05	01	02	00	Aportes de Capital a Empresas Públicas Nacionales No Financieras	120.000.000
				A0849 - Venezuela Industrial S.A. (VENINSA)	120.000.000
				- Programas y Proyectos	120.000.000
				• Suscripción de Acciones de Venezuela Industrial, S.A. (VENINSA)	120.000.000
4.07	00	00	00	Transferencias	6.336.903.351
4.07	01	00	00	Transferencias Corrientes Internas	2.854.700.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	2.854.700.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	326.911.800
				A0927 - Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	326.911.800
				- Recursos Ordinarios (Convenio de Cooperación)	326.911.800
4.07	01	02	06	Transferencias Corrientes a las Empresas Públicas No Financieras	400.000.000
				A1204 -Zona Industrial de la Costa Oriental del Lago, C.A. (ZICOLCA)	400.000.000
				- Recursos Ordinarios	400.000.000
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos Sin Personalidad Jurídica	2.127.788.200
				A0828 - Servicio Autónomo de la Propiedad Intelectual (SAPI)	1.427.788.200
				- Recursos Ordinarios (Convenio de Cooperación)	1.427.788.200
				A0908 - Servicio Nacional de Contrataciones (SENACON)	700.000.000
				- Recursos Ordinarios	562.360.000
				- Otras Fuentes de Financiamiento	137.640.000
4.07	02	00	00	Transferencias de Capital Internas	3.482.203.351
4.07	02	02	00	Transferencias de Capital al Sector Público	3.482.203.351
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	3.125.191.551
				A0927 - Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	3.125.191.551
				- Programas y Proyectos	3.125.191.551
				• Fortalecimiento de las Capacidades Institucionales de FONDOIN	3.125.191.551

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	02	02	10	Transferencias de Capital a Servicios Autónomos Sin Personalidad Jurídica	357.011.800
				A0828 - Servicio Autónomo de la Propiedad Intelectual (SAPI)	357.011.800
				- Otras Fuentes de Financiamiento (Convenio de Cooperación)	292.211.800
				- Programas y Proyectos	64.800.000
				• Adecuación de la Plataforma Física y Tecnológica para la Prestación de Servicio Público de Valor Agregado de Propiedad Intelectual, a los Sectores Gubernamentales y de Investigación	64.800.000
				TOTAL	**6.456.903.351**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	100.000.000
4.07	01	00	00	Transferencias Corrientes Internas	100.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	100.000.000
4.07	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	100.000.000
				S0690 - Fundación Tecnológica de Seguridad Integral (FUNSEIN).	100.000.000
				- Recursos Ordinarios	100.000.000

PROGRAMA: 04 Comercio

UNIDAD EJECUTORA: Viceministro de Comercio

El despacho del Viceministro de Comercio, conjuntamente con sus Unidades Administradoras Desconcentradas y su Organismo Adscrito ha trazado sus metas respondiendo al criterio de reactivación del desarrollo del mercado nacional y de fortalecer la competencia leal y la participación en el ámbito internacional.

Inspirado en el desarrollo económico y social continuarán aplicándose los mecanismos para la educación, defensa y participación del consumidor, se propone definir y coordinar las políticas de comercio interior en el país a través de la corrección de sus fallas mediante la promoción de cadenas de comercialización eficiente, adecuación de las normas y regulaciones a las condiciones que permitan mejorar los resultados; fortalecimiento del comercio interno y promoción del establecimiento de condiciones de competitividad como directrices estratégicas todo ello con la finalidad de impulsar un ambiente de mercado competitivo.

En comercio exterior el objetivo de la política consistirá en el fortalecimiento del sector exportador para incrementar su participación en los mercados internacionales, con especial énfasis en aquellas economías con las cuales la República Bolivariana de Venezuela a suscrito acuerdos de integración de libre comercio o complementación económica.

Dentro de la política exterior venezolana está el logro del ingreso de nuestro país al Mercado Común del Sur (MERCOSUR), importante reconocimiento de los países latinoamericanos en su empeño por fortalecer la integración suramericana desde el punto de vista social, económico, comercial y cultural, destacándose el impacto socio-económico que tendrá sobre nuestro país pertenecer al MERCOSUR como estado asociado, logro que alcanzó con el apoyo de una importante representación empresarial nacional, convirtiéndose en uno de los bloques de integración más grandes del hemisferio. Es importante destacar que los resultados del acuerdo se reflejarán principalmente en los sectores agroindustrial, construcción, automotriz y turismo, así como, en el aumento de las inversiones y las exportaciones de productos como: cerámica, vidrio, aceite, químicos, siderúrgicos, maquinarias y material eléctrico. Entre los beneficios adicionales destaca el mecanismo de desgravamen de los aranceles a fin de proteger la producción nacional de nuestros pueblos e igualmente como puente para la creación de acuerdo con países de Asia (India) y Europa.

A través del Plan de Desarrollo Endógeno Nacional, el Gobierno Nacional impulsa políticas dirigidas a la profundización de la integración latinoamericana y de la cooperación Sur-Sur, que tienen como objetivo fortalecer las relaciones comerciales y los vínculos político-estratégico. En este sentido, es éste Ministerio el que se encarga de llevar adelante estos lineamientos, fortaleciendo el tejido industrial del país e incrementando la competitividad de la oferta exportable de Venezuela con el apoyo del Banco de Comercio Exterior (BANCOEX), como ente ejecutor de políticas internacionales y de comercio exterior.

Asimismo, orientará y suministrará información adecuada a las empresas exportadoras del país sobre oportunidades en los mercados mundiales, fomentará el crecimiento y diversificación de las exportaciones no tradicionales enmarcado dentro del Plan Estratégico de Promoción de las Exportaciones no Tradicionales, que tiene como objetivo redimensionar y potenciar la actividad exportadora de nuestro país, mediante políticas públicas, coordinadas y coherentes.

COMISIÓN ANTIDUMPING Y SOBRE SUBSIDIOS (CASS)

Tiene como objetivo principal velar por el cumplimiento de la Ley sobre Prácticas Desleales del Comercio Internacional y su Reglamento así como, por el cumplimiento de todos aquellos acuerdos internacionales en la materia Antidumping y sobre Subsidios, medidas compensatorias y salvaguardias de los cuales sea parte la República Bolivariana de Venezuela. En el ejercicio de estas funciones se encarga de conducir todos los procedimientos e investigaciones destinados a determinar la existencia de dumping o subsidios y de daño a la producción nacional de bienes similares, con el objeto de compensar el efecto perjudicial que éstas prácticas podrían causar sobre el aparato productivo nacional así como, velar para que la competencia entre los bienes nacionales e importados se de en igualdad de condiciones.

La comisión se encuentra estrechamente vinculada con organismos tales como: Ministerio de Finanzas, Relaciones Exteriores, la Oficina Central de Estadísticas e Informática entre otros.

SUPERINTENDENCIA PARA LA PROMOCIÓN Y PROTECCIÓN DE LA LIBRE COMPETENCIA (PRO-COMPETENCIA)

Tiene como principal misión promover la eficiencia económica y la apertura de oportunidades para el ejercicio de libre comercio y la libertad económica, y lo hace a través de dos vías fundamentales que son complementarias entre sí, a saber: la reingeniería institucional y la prevención de prácticas que restringen el comercio.

La primera de éstas tareas, se lleva a cabo participando activamente en el diseño de anteproyectos de ley y en discusiones de orden político sobre aspectos relacionados con la desregulación. Asimismo, ha sido muy importante el trabajo realizado en materia de evaluación de operaciones de concentración económica, cuyo objeto es evitar la formación de monopolios en los mercados donde participan las empresas que se fusionan, finalmente

Pro-Competencia también ha desarrollado sus propias iniciativas para alimentar proactivamente el debate sobre diseño de políticas públicas.

La segunda tarea de acción señala la ejecución de las disposiciones antimonopólicas venezolanas, función que se lleva a cabo con el objeto de eliminar las restricciones del comercio que provienen de las conductas de los particulares. En Pro-Competencia esta tarea se concibe de una manera igualmente innovadora, a partir de la concepción de que el proceso económico es de carácter dinámico y en el cual la principal fuente de desarrollo es la innovación empresarial, su aplicación tiene características diferenciadas. Según este enfoque, se determina que el objetivo final de la política de competencia no es garantizar un mayor número de firmas en el mercado, sino garantizar el desarrollo económico a lo largo del tiempo.

SUPERINTENDENCIA DE INVERSIONES EXTRANJERAS (SIEX)

Es el organismo nacional competente encargado de instrumentar las políticas en materia de promoción, protección y registro de inversión extranjera directa y subregional, otorga la credencial del inversionista nacional, así como también evalúa los proyectos de inversión y tramita las negociaciones relativas a los contratos de estabilidad jurídica, en el contexto del desarrollo integral de país.

Organismo líder en la promoción y divulgación de las ventajas y oportunidades de inversión en el país, participa activamente en el diseño de políticas globales de inversión extranjera, convirtiéndose en modelo para la administración pública, por su excelencia y calidad de servicio al inversionista. Valores fundamentales para impulsar el desarrollo económico hacia el logro del bienestar social de la población.

Dentro de las actividades más relevantes:

- Atención a los inversionistas nacionales y extranjeros en todo el territorio nacional.
- Promoción de la inversión a nivel internacional.
- Suscripción de contratos de estabilidad jurídica.
- Producción de estudios económicos relacionados con inversión e integración.
- Registro de inversión extranjera y subregional.
- Evaluación y registro de contratos de transferencias de tecnología.

INSTITUTO PARA LA DEFENSA DEL CONSUMIDOR Y DEL USUARIO (INDECU)

Es el organismo competente para estimular a los ciudadanos acerca de la importancia que tiene la información, la educación y participación de la comunidad en el cumplimiento de la Ley de Protección al Consumidor y al Usuario (LPCU), y sus Reglamentos. El INDECU, además de orientar a la población para que defienda sus derechos en la LPCU, tiene la autoridad para sancionar a quienes la transgreden, es la instancia pública responsable de la aplicación de la Ley, de la salvaguarda de los derechos de los consumidores y usuarios del país de su educación y organización, de procurar por vía del arbitraje y la conciliación, el resarcimiento de los daños que pudieran causarles e imponer sanciones que infrinjan esta Ley.

El Ejecutivo Nacional le asignó un aporte para gastos corrientes por la cantidad de Bs. 6.000,0 millones, desglosados de la siguiente manera: Bs. 5.350,6 millones por recursos ordinarios y Bs. 649,4 millones por otras fuentes de financiamiento.

Las competencias más resaltantes son las siguientes:

- Velar por el respeto de los derechos de los consumidores en todas las instancias de la administración pública (nacional, estadal, municipal, otros.)

- Instruir, sustanciar y decidir los procedimientos en relación a los hechos violatorios a la Ley.
- Realizar inspecciones y fiscalizaciones en centros de producción y establecimientos dedicados a la comercialización de bienes o prestación de servicios.
- Promover y dictar cursos, seminarios, talleres y charlas; publicar material didáctico que vaya dirigido a la educación e información tanto del consumidor y usuario como de los proveedores de bienes y servicios.
- Estimular en el proveedor de bienes y servicios la adopción de métodos eficientes.
- Velar por el cumplimiento de las normas oficiales sobre calidad, pesos, medidas, precios o cantidad.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Fomento, Promoción y Desarrollo del Comercio Exterior e Interior	Política	1	14.999.289.557
TOTAL			**14.999.289.557**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	7.025.718.653
	- Recursos Ordinarios	7.025.718.653
4.02	Materiales y Suministros	270.437.420
	- Recursos Ordinarios	270.437.420
4.03	Servicios No Personales	1.497.937.484
	- Recursos Ordinarios	1.497.937.484
4.04	Activos Reales	172.596.000
	- Recursos Ordinarios	172.596.000
4.07	Transferencias	6.032.600.000
	- Recursos Ordinarios	5.383.170.000
	- Otras Fuentes de Financiamiento	649.430.000
	TOTAL	**14.999.289.557**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	214	3.386.051.192
- Directivo	34	711.038.484
- Profesional y Técnico	118	2.170.112.790
- Personal Administrativo	54	445.175.383
- Obrero	8	59.724.535
Personal Contratado	8	42.099.984
- Empleado	8	42.099.984
TOTAL	**222**	**3.428.151.176**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	6.000.000.000
407	01	00	00	Transferencias Corrientes Internas	6.000.000.000
407	01	02	00	Transferencias Corrientes al Sector Público	6.000.000.000
407	01	02	02	Transferencias Corrientes a los Entes Descentralizados	6.000.000.000
				A0142 - Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	6.000.000.000
				- Recursos Ordinarios	5.350.570.000
				- Otras Fuentes de Financiamiento	649.430.000

PROGRAMA: 05 Turismo

UNIDAD EJECUTORA: Viceministro de Turismo

El Despacho del Viceministro de Turismo es el ente rector encargado de formular, planificar, dirigir, coordinar, evaluar y controlar las políticas, planes, programas, proyectos y acciones estratégicas de Estado en materia de turismo, eje estratégico importante en el fortalecimiento de la cultura de calidad de servicio como generador de empleos. En tal sentido, se han considerado inversiones importantes en el mejoramiento de la infraestructura de servicios, se diseñarán programas dirigidos a los operarios turísticos y se pondrá en marcha una campaña de comunicación para informar, orientar y capacitar al consumidor " para que sea él quién decide que consume o no". Por otra parte, se revisarán los mecanismos de certificación de la calidad, los cuales en algunos casos funcionan de manera excluyente y no incluyente.

El Despacho y sus organismos adscritos se han basado en un cambio de visión del turismo nacional e internacional, siendo el logro más relevante el "Plan Nacional Estratégico de Turismo 2003- 2007" que ha marcado la orientación de proyectos de profundo impacto en la sociedad, como son:

- Cooperativas Turísticas.
- Ferias Artesanales Indígenas.
- Señalización Turística.
- Registro Turístico Nacional.
- Firma de convenios internacionales de cooperación en materia de turismo,
- Cooperativas Turísticas Indígenas.
- Reacondicionamiento del Hotel Escuela de los Andes Venezolanos (CUHELAV)
- Reacondicionamiento del Hotel Prado Río
- Participación en las Macro Ruedas de Negocios
- Limpieza y adecuación de playas
- Fortalecimiento de la empresa aérea Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA) constituyéndose en nuestra línea bandera

INSTITUTO AUTÓNOMO FONDO NACIONAL DE PROMOCIÓN Y CAPACITACIÓN PARA LA PARTICIPACIÓN TURÍSTICA (INATUR)

Es el ente que se encarga de ejecutar la política de divulgación, publicidad y promoción nacional e internacional, tanto de sus actividades como de los atractivos y ofertas turísticas. Además, desarrolla los planes en materia de capacitación, formación y desarrollo del recurso humano del sector turístico nacional.

El Ejecutivo Nacional a través de la Ley de Endeudamiento le asigna la cantidad de Bs. 884,4 millones, para ejecutar el proyecto:"Sensibilización y Capacitación para la Participación Turística".

Actividades Fundamentales:

- Promocionar los sitios turísticos del país.
- Estimular el turismo en la República Bolivariana de Venezuela.
- Convertir al país en un destino turístico competitivo para el logro del desarrollo sustentable.
- Promoción del atractivo de los destinos turísticos que posee el país, en cuanto a ecoturismo, gastronomía, cultura y tradiciones y turismo de aventura.

COLEGIO UNIVERSITARIO HOTEL ESCUELA DE LOS ANDES VENEZOLANOS (CUHELAV)

Es el organismo adscrito al Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR y tiene como objetivo la formación de técnicos superiores en las áreas de hotelería y servicios de la hospitalidad, quienes van a desempeñarse activamente en el sector turístico y hotelero nacional e internacional en cargo gerenciales. Prevén planes de extensión que beneficiarán al entorno regional y nacional, a través de intercambios institucionales con diversos organismos tanto públicos como privados.

- Cooperativas Turísticas.
- Ferias Artesanales Indígenas.
- Señalización Turística.
- Registro Turístico Nacional.
- Firma de convenios internacionales de cooperación en materia de turismo,
- Cooperativas Turísticas Indígenas.
- Reacondicionamiento del Hotel Escuela de los Andes Venezolanos (CUHELAV)
- Reacondicionamiento del Hotel Prado Río
- Participación en las Macro Ruedas de Negocios
- Limpieza y adecuación de playas
- Fortalecimiento de la empresa aérea Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA) constituyéndose en nuestra línea bandera

INSTITUTO AUTÓNOMO FONDO NACIONAL DE PROMOCIÓN Y CAPACITACIÓN PARA LA PARTICIPACIÓN TURÍSTICA (INATUR)

Es el ente que se encarga de ejecutar la política de divulgación, publicidad y promoción nacional e internacional, tanto de sus actividades como de los atractivos y ofertas turísticas. Además, desarrolla los planes en materia de capacitación, formación y desarrollo del recurso humano del sector turístico nacional.

El Ejecutivo Nacional a través de la Ley de Endeudamiento le asigna la cantidad de Bs. 884,4 millones, para ejecutar el proyecto:"Sensibilización y Capacitación para la Participación Turística".

Actividades Fundamentales:

- Promocionar los sitios turísticos del país.
- Estimular el turismo en la República Bolivariana de Venezuela.
- Convertir al país en un destino turístico competitivo para el logro del desarrollo sustentable.
- Promoción del atractivo de los destinos turísticos que posee el país, en cuanto a ecoturismo, gastronomía, cultura y tradiciones y turismo de aventura.

COLEGIO UNIVERSITARIO HOTEL ESCUELA DE LOS ANDES VENEZOLANOS (CUHELAV)

Es el organismo adscrito al Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR y tiene como objetivo la formación de técnicos superiores en las áreas de hotelería y servicios de la hospitalidad, quienes van a desempeñarse activamente en el sector turístico y hotelero nacional e internacional en cargo gerenciales. Prevén planes de extensión que beneficiarán al entorno regional y nacional, a través de intercambios institucionales con diversos organismos tanto públicos como privados.

El Ejecutivo Nacional a través del Ministerio de la Producción y el Comercio le asignará recursos mediante la Ley de Endeudamiento la cantidad de Bs. 31,0 millones para la ejecución del proyecto: "Modernización y Adecuación de las Instalaciones para la Formación Universitaria Turística".

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Desarrollo de políticas para fomentar el Turismo	Política	1	2.848.960.960
TOTAL			**2.848.960.960**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	896.843.222
	- Recursos Ordinarios	896.843.222
4.02	Materiales y Suministros	164.366.866
	- Recursos Ordinarios	164.366.866
4.03	Servicios No Personales	729.826.223
	- Recursos Ordinarios	729.826.223
4.04	Activos Reales	142.445.440
	- Recursos Ordinarios	142.445.440
4.07	Transferencias	915.479.209
	- Programas y Proyectos	915.479.209
	TOTAL	**2.848.960.960**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	47	896.843.222
- Directivo	4	92.465.472
- Profesional y Técnico	36	727.672.627
- Personal Administrativo	7	76.705.123
TOTAL	**47**	**896.843.222**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	915.479.209
407	02	00	00	Transferencias de Capital Internas	915.479.209
407	02	02	00	Transferencias de Capital al Sector Público	915.479.209
407	02	02	02	Transferencias de Capital a los Entes Descentralizados	915.479.209
				A0211 - Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	884.429.209
				- Programas y Proyectos	884.429.209
				• Sensibilización y Capacitación para la Participación Turística (INATUR)	884.429.209
				A0943 - Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	31.050.000
				- Programas y Proyectos	31.050.000
				• Modernización y Adecuación de las Instalaciones para la Formación Universitaria Turística	31.050.000

28. Ministerio de Infraestructura

MINISTERIO DE INFRAESTRUCTURA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

Para el ejercicio fiscal 2005, la política presupuestaria del Ministerio de Infraestructura se centra en un esfuerzo conjunto con el Ministro de Estado para la Vivienda y Hábitat, como órgano asesor del Presidente de la Republica en lo relativo a la formulación, seguimiento, ejecución y evaluación de las políticas en materia de vivienda y coordinación de los créditos suministrados por el Estado para el financiamiento de viviendas y mejoramiento del hábitat, consolidando por esta vía el Plan de Desarrollo Económico y Social 2001 - 2007 (equilibrios social - territorial y económico), a la par que se ajustan las metas y objetivos en función de los logros alcanzados y el avance en la implementación de políticas sectoriales que logran el relanzamiento de los sectores populares, mediante las Misiones que avalan el desempeño y alcance social del Gobierno Nacional.

En el aspecto de Vivienda y Hábitat, el norte se cifrará en la definición e implementación de una Política Habitacional adecuada a las necesidades reales de la población y establecimiento de programas y mecanismos de investigación e información masiva sobre la asistencia habitacional, en función del desarrollo de los programas establecidos en la Ley del Subsistema de Vivienda y Política Habitacional y el relanzamiento de la Misión Vivienda, en procura de subsanar el déficit habitacional de la nación, atendiendo particularmente las familias de escasos recursos para que puedan acceder a los planes que el Estado desarrolle en esta materia, para lo cual concursará la actuación coordinadora del Ministro de Estado en su rol de asesor y los distintos ejecutores nacionales tales como FUNDACOMUN, INAVI, CONAVI, SAFIV, FUNDABARRIOS, SAVIR, FONDUR, CRUSA, DUCOLSA, PRODUZCA, COVIMETRO e Institutos Estadales y Municipales de Vivienda, ajustando la cobertura en el Eje Centro - Norte - Llanero, atendiendo los núcleos endógenos, la demanda de vivienda en las comunidades indígenas, frenando el crecimiento vegetativo de la demanda nacional a través de la respuesta que se espera brindar al llamado de las comunidades organizadas; auspiciando adicionalmente la asistencia técnica a los beneficiarios en procura de un efecto multiplicador para el mantenimiento de los desarrollos ya existentes.

En concordancia con esta política, desde MINFRA, se le inflinge fuerza a los equilibrios social y territorial promulgado por el Gobierno Nacional, en apoyo irrestricto a la aplicación de las Misiones que coadyuvan a la participación ciudadana como eje impulsador del desarrollo económico, político y social a través de la activa intervención del habitante como principal conocedor de sus necesidades y posterior beneficiario de los logros alcanzados en materia de empleo, educación, salud y seguridad social, concentrando el venidero año los esfuerzos presupuestarios en reforzar los Núcleos de Desarrollo Endógeno Sustentable y Zonas Especiales de Desarrollo (ZEDES), así como los Ejes de Desarrollo Estratégico y Núcleos Zamoranos, conjugando voluntades con las Misiones Vuelvan Caras, Ribas, Barrio Adentro, Guaicaipuro, Robinsón, Sucre y Piar, tanto con los créditos correspondientes al MINFRA como a sus organismos adscritos y tutelados.

En igual orden, se diseñarán e implementarán normas operativas e instrumentos que garanticen resultados acertados en lo referente a la construcción, distribución y asignación de viviendas, coordinadamente con los entes ejecutores nacionales, regionales y municipales.

En este sentido, se formularán políticas adecuadas para la recuperación de los créditos otorgados con recursos que conforman los fondos del Régimen Prestacional de Vivienda y Hábitat.

Dentro de la políticas que serán aplicadas destacan la continuación de estudios en el área de Planificación y Ordenación Urbanística a nivel nacional, integrando la asesoría a Gobernaciones y Alcaldías como instrumento definitorio para la correcta distribución de áreas productivas, asistenciales, recreativas y habitacionales, incorporando efectivamente el factor ornamental a las ciudades.

Respecto a la vialidad, la Dirección General del Cuerpo de Ingenieros, conjuntamente con la activa participación de organismos como la Fundación Laboratorio de Vialidad (LANAVIAL), Instituto Nacional de Transporte y Tránsito Terrestre (INTTT) y el Fondo de Transporte Urbano (FONTUR), proseguirá la consolidación de vías urbanas e interurbanas, tales como avenidas, carreteras y autopistas a nivel nacional, incluyendo las pistas de los aeropuertos nacionales e internacionales, prestando además, especial atención a los puentes y túneles por lo neurálgico de los mismos, particularmente en el periodo de lluvias, asegurando la comunicación terrestre y transporte de mercancías a lo largo y ancho del país al contar con vías en buen estado. Asimismo, se procuran programas de renovación y repotenciación de unidades de transporte público terrestre, el mantenimiento del subsidio estudiantil y el fortalecimiento de la vigilancia de tránsito terrestre gracias a la actuación del Cuerpo de Vigilantes de Transito.

Igualmente, en cuanto a la Vialidad Agrícola se refiere, el Servicio Autónomo de Vialidad Agrícola, atenderá la comunicación vial entre asentamientos campesinos, pueblos y centros rurales, conectándolos a las vías interurbanas facilitando el traslado seguro de personas y productos agrícolas, para aumentar la posibilidad de desarrollo económico en las zonas rurales.

En materia de Construcción de Edificaciones, la Dirección General de Equipamiento Urbano, conjuntamente con organismos como la Fundación Propatria 2000 y los Gobiernos Regionales, mantendrá la responsabilidad de atender la infraestructura social en todos los rincones de la geografía nacional, concentrando el mayor esfuerzo en la culminación de obras de gran alcance en los sectores de salud (hospitales, ambulatorios, dispensarios, geriátricos), educacional (escuelas, universidades y liceos) y seguridad ciudadana (módulos, cuarteles, comandos), a objeto de elevar la calidad de vida de los pobladores de menores recursos económicos, actuando conjugadamente con las Misiones que en las respectivas áreas aplica el Gobierno Nacional. También se brindará atención a la infraestructura aeroportuaria.

Por otra parte, se llevarán a cabo estudios estratégicos en las diversas modalidades de transporte, aéreo, marítimo y terrestre, apoyando con estos conocimientos la adecuación de áreas geográficas factibles de incorporar a las Zonas y Ejes de Desarrollo, con miras al aprovechamiento del transporte intermodal, considerando las ventajas naturales de cada zona, conjugando el concurso de los Institutos Nacionales de Aviación Civil (INAC), de Espacios Acuáticos (INEA) y de Canalizaciones (INC), quien además atenderá cuencas hidrográficas tan importantes como las del Lago de Maracaibo y el Río Orinoco.

En el contexto del transporte masivo, destacan la continuidad del desarrollo de los sistemas de metro (CAMETRO, METROTEQUES, VALMETRO Y METROMARA), ampliando la cobertura del transporte subterráneo en distintas ciudades del país, como principal y seguro medio. Igualmente, el Instituto de Ferrocarriles del Estado (IAFE), persigue la culminación del ferrocarril de los Valles del Tuy, como sistema de transporte de pasajeros y carga a precios razonables, escasa contingencia y tiempo apropiado. Por último, en esta línea se inserta el Trolebús de Mérida, como transporte masivo de los Andes Venezolanos.

En el área de servicios de comunicaciones MINFRA, prosigue en el impulso y fortalecimiento de la comunicación e información a nivel nacional e internacional, ampliando la cobertura a zonas rurales, con especial demarcación de las zonas fronterizas, jugando en esto un papel protagónico IPOSTEL y CONATEL, así como la importante participación del Instituto Autónomo Aeropuerto de Maiquetía (IAAIM), para la satisfacción de las necesidades de la población que requiere segura y permanente conexión con ciudades nacionales como de otras latitudes, para el traslado de personas o cargas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinación, Asesoramiento y Apoyo Técnico, Presupuestario, Administrativo y Legal al Ciudadano Ministro y a los Distintos Programas que conforman el Ministerio de Infraestructura	Documento	10.000	441.085.124.515
Actividades Operativas de Apoyo, Adquisición y Expropiación de Inmuebles	Documento	18.000	2.813.208.945
Elaboración de los Planes de Ordenación Urbanística y Base Cartográfica Digital Actualizada	Plan	7	1.140.000.000
Elaboración de Planes Particulares de Interés Nacional	Plan	1	210.000.000
Construcción, Mejoras, Rehabilitación y Mantenimiento de Autopistas	Kms.	193	15.166.868.750
Servicios de Apoyo a la Infraestructura Vial	Unidad	234	16.522.573.045
Construcción, Mejoras, Rehabilitación y mantenimiento de Vías Urbanas	Kms.	123	11.349.340.000
Construcción, Mejoras, Rehabilitación y Mantenimiento de Carreteras	Kms.	372	21.503.745.000

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Conservación de Puentes, Túneles y Aeropuertos en la Red Vial Principal	Kms.	634	7.000.000.000
Elaboración de Estudios y Proyectos	Estudio	92	3.000.000.000
Construcción, Ampliación y Mejoras de Edificaciones de Salud	M2	379.957	18.441.760.000
Construcción, Ampliación y Mejoras de Edificaciones de Educación Superior	M2	496.638	4.869.230.000
Construcción, Ampliación y Mejoras de Edificaciones de Seguridad y Defensa	M2	64.795	1.053.040.000
Construcción, Ampliación y Mejoras de Edificaciones Educativas	M2	304.845	11.977.280.000
Construcción, Ampliación y Mejoras de Edificaciones Varias	M2	103.231	3.000.000.000
Administración de los Recursos Asignados para Gastos de Funcionamiento en Materia de Equipamiento	Documento	300	3.081.704.829
Inspecciones, Dictámenes, Multas y Otros Trámites Inquilinarios	Procedimiento	6.070	1.013.688.201
Actividades Operativas de Apoyo	Documento	683.157	1.934.608.689
Construcción, Ampliación y Mejoras de los Asentamientos Campesinos	Kms.	41	3.591.920.000
Mejoras de Vías Agrícolas Locales	Kms.	40	4.415.000.000
Administración de los Créditos Presupuestarios Asignados a los Centros Estadales de Coordinación para el Desarrollo de las Metas en Gastos de Funcionamiento	Documento	3.905.687	78.102.335.339
Actividades Operativas de Apoyo	Documento	1.000.000	26.522.938.437
Planes y Estudios Estratégicos	Plan	10	3.000.000.000
Transferencias	Documento	12	662.370.517.911
Gastos de Funcionamiento	Documento	1	1.500.000.000
Transferencias	Documento	18	1.993.818.264.679
TOTAL			**3.338.483.148.340**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	441.085.124.515
04	Servicios de Regulación de Obras Públicas y Desarrollo Urbano	4.163.208.945
05	Construcción, Mejoras, Rehabilitación y Mantenimiento de La Vialidad	74.542.526.795
06	Construcción, Ampliación y Mejoras de Edificaciones Públicas	42.423.014.829
07	Servicios de Inquilinato	1.013.688.201
08	Construcción, Ampliaciones y Mejoras de Las Vías Agrícolas	9.941.528.689
10	Administración Regional	78.102.335.339
11	Planificación Estratégica de Transporte	29.522.938.437
15	Vivienda y Hábitat	663.870.517.911
98	Asignaciones a Organismos del Sector Público	1.993.818.264.679
	TOTAL	**3.338.483.148.340**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	356.085.012.620
	- Recursos Ordinarios	356.085.012.620
402	Materiales y Suministros	10.667.850.182
	- Recursos Ordinarios	10.667.850.182
403	Servicios No personales	37.725.035.219
	- Recursos Ordinarios	37.725.035.219
404	Activos Reales	119.308.719.257
	- Recursos Ordinarios	98.028.665.507
	- Programas y Proyectos	21.280.053.750
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.000.000.000
	- Recursos Ordinarios	3.000.000.000
407	Transferencias	2.811.696.531.062
	- Recursos Ordinarios	1.145.612.586.472
	- Programas y Proyectos	1.637.425.927.665
	- Otras Fuentes de Financiamiento	28.658.016.925
	TOTAL	**3.338.483.148.340**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	12.618	123.145.951.601
- Directivo	910	9.592.812.028
- Profesional y Técnico	3.963	56.767.153.841
- Personal Administrativo	2.346	14.474.520.133
- Personal Docente	5	54.056.497
- Personal Medico	23	281.589.199
- Obrero	5.371	41.975.819.903
Personal Fijo a Tiempo Parcial	93	570.874.451
- Personal Medico	93	570.874.451
Personal Contratado	835	8.921.256.221
- Empleado	312	2.281.521.876
- Obrero	523	6.639.734.345
TOTAL	**13.546**	**132.638.082.273**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0071	Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)	48.975.400.000
A0148	C.A. Metro de Maracaibo.	7.170.250.000
A0212	Metro de los Teques	38.700.000.000
A0326	Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN).	66.223.580.722
A0330	Fundación Fondo Nacional de Transporte Urbano (FONTUR).	401.786.373.348
A0367	Fundación Laboratorio Nacional de Vialidad	580.000.000
A0386	Fundación para el Equipamiento de Barrios (FUNDABARRIOS)	1.284.000.000
A0411	Fundación Pro - Patria 2000	65.907.500.000
A0601	Desarrollo Urbano de la Costa Oriental del Lago de Maracaibo S.A. (DUCOLSA).	2.712.600.000
A0621	C.A. Metro de Caracas (CAMETRO).	492.337.918.505
A0637	Instituto de Infraestructura del Estado Mérida (Sistema de Transporte Masivo)	3.325.933.449
A0651	Metro de Valencia (VALMETRO).	85.755.258.000
A0659	Instituto Autónomo Ferrocarriles del Estado (IAFE)	719.860.002.800
A0660	Instituto Postal Telegráfico (IPOSTEL)	62.309.953.240
A0661	Instituto Nacional de Canalizaciones	11.723.618.400
A0662	Instituto Nacional de la Vivienda (INAVI)	83.955.300.000
A0675	Promotora del Desarrollo Urbano de la Región Zuliana C.A. (PRODUZCA).	2.725.968.486
A0714	Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)	8.500.000.000
A0830	Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	2.042.823.500
A0905	Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV)	447.993.668.703
A0932	Instituto Autónomo de Espacios Acuáticos (INEA)	10.895.458.437
A0939	Instituto Nacional de Aviación Civil (INAC)	23.423.175.000
A0940	Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)	68.000.000.000
	TOTAL	**2.656.188.782.590**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	1.538.772.858
407	01	00	00	Transferencias Corrientes Internas	1.514.234.744
407	01	01	00	Transferencias Corrientes al Sector Privado	1.514.234.744
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.490.700.000
				S0828 - Jardín de Infancia Raúl Vásquez Zamora.	908.600.000
				S1499 - Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	582.100.000
407	01	01	15	Subsidios a Organismos Laborales y Gremiales	23.534.744
				S0420 - Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678.349
				S0425 - Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580.000
				S0454 - Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.566.595
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE).	6.709.800
				S0917 - Sindicato Único Nacional de Empleados Públicos (SUNEP).	1.000.000
407	99	00	00	Transferencias Corrientes y de Capital Diversas	24.538.114
407	99	01	00	Transferencias Corrientes Diversas	24.538.114
				S1496 - Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	24.538.114

PROGRAMA: 01 – Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

Para el Ejercicio Fiscal 2005, este Programa continuará ejecutando las actividades inherentes al cumplimiento de las tareas administrativas apropiadas al mejoramiento y desarrollo del funcionamiento interno del Ministerio de Infraestructura (MINFRA), que en su rol de ente coordinador de lineamientos de políticas en materia de infraestructura debe atender y actualizar infinidad de procesos, consultas, procedimientos y registros que coadyuven al fortalecimiento de las bases que permitan el crecimiento y desarrollo de todo el sector de infraestructura, a través de la formación del personal idóneo y agilización de los procesos administrativos involucrados directa e indirectamente. Asimismo, se fusiona el Programa 09 "Previsión y Protección Social" en el Programa 01 "Actividades Centrales" específicamente en la Actividad 08 "Oficina de Planificación y Desarrollo de Recursos Humanos", dado que la Dirección Ejecutora en ambos casos es la Dirección General de la Oficina de Planificación y Desarrollo de Recursos Humanos, unificando de esta manera los créditos que en materia de contratación colectiva y seguridad social corresponde a la masa de trabajadores activos como pasivos del Ministerio de Infraestructura, se cuantifican los beneficios sociales y los aportes de Ley que resguardan dicha seguridad, tales como Caja de Ahorros, Política Habitacional, Seguro Social, Ley Programa de Alimentación, Ayudas, Subvenciones Directas y Otras Compensaciones, Guarderías, Becas, Aportes para los Organismos Laborales y Gremiales como Federaciones y Sindicatos, como también al Comité de Damas de MINFRA y al Preescolar Luis Raúl Vásquez Zamora el cual funciona para los hijos de los trabajadores de este Ministerio, así como los demás conceptos que resguardan la asistencia social, incluyendo la atención medica ambulatoria (HCM) del personal activo como también al pensionado y jubilado.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinación, Asesoramiento y Apoyo Técnico, Presupuestario, Administrativo y Legal al Ciudadano Ministro y a los Distintos Programas que conforman el Ministerio de Infraestructura	Documento	10.000	441.085.124.515
TOTAL			**441.085.124.515**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	243.371.947.306
	- Recursos Ordinarios	243.371.947.306
402	Materiales y Suministros	4.562.372.500
	- Recursos Ordinarios	4.562.372.500
403	Servicios No Personales	31.489.557.057
	- Recursos Ordinarios	31.489.557.057
404	Activos Reales	3.178.037.294
	- Recursos Ordinarios	3.178.037.294
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.000.000.000
	- Recursos Ordinarios	3.000.000.000
407	Transferencias	155.483.210.358
	- Recursos Ordinarios	155.483.210.358
	TOTAL	**441.085.124.515**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	2.586	24.646.702.329
- Directivo	221	2.270.687.956
- Profesional y Técnico	660	9.437.390.801
- Personal Administrativo	453	2.871.273.589
- Personal Docente	4	49.838.662
- Personal Médico	5	56.619.336
- Obrero	1.243	9.960.891.985
Personal Fijo a Tiempo Parcial	7	47.810.214
- Personal Médico	7	47.810.214
Personal Contratado	122	877.125.000
- Empleado	82	720.802.800
- Obrero	40	156.322.200
TOTAL	**2.715**	**25.571.637.543**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	1.514.234.744
407	01	00	00	Transferencias Corrientes Internas	1.514.234.744
407	01	01	00	Transferencias Corrientes al Sector Privado	1.514.234.744
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.490.700.000
				S0828 - Jardín de Infancia Raúl Vásquez Zamora.	908.600.000
				- Recursos Ordinarios	908.600.000
				S1499 - Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	582.100.000
				- Recursos Ordinarios	582.100.000
407	01	01	15	Subsidios a Organismos Laborales y Gremiales	23.534.744
				S0420 - Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678.349
				- Recursos Ordinarios	4.678.349
				S0425 - Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580.000
				- Recursos Ordinarios	5.580.000
				S0454 - Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.566.595
				- Recursos Ordinarios	5.566.595
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE).	6.709.800
				- Recursos Ordinarios	6.709.800
				S0917 - Sindicato Único Nacional de Empleados Públicos (SUNEP).	1.000.000
				- Recursos Ordinarios	1.000.000

PROGRAMA: 04 – Servicios de Regulación de Obras Públicas y Desarrollo Urbano

UNIDAD EJECUTORA: Dirección General de Planificación y Regulación de Obras

Apoyar técnicamente a las Alcaldías, Gobernaciones y Organismos Públicos y Privados en materia de Planificación Urbanística.

Impulsar la elaboración de Planes de Ordenación Urbanística a Nivel Nacional.

Impulsar la elaboración de Planes Particulares.

Promover la actualización de Planes de Ordenación Urbanística.

Fortalecer el sistema nacional de planificación, mediante la participación en la elaboración y formulación de los instrumentos que lo integran, con especial énfasis en el Plan de Ordenamiento del Territorio, Plan Nacional de Prevención y Mitigación de Riesgos y Plan Nacional de Turismo.

Garantizar la adquisición de Tierras e inmuebles para la ejecución de obras estructurantes de interés público, mediante la ejecución de los procesos de expropiación que sean requeridos e identificados en los diferentes instrumentos de Planificación

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Actividades Operativas de Apoyo, Adquisición y Expropiación de Inmuebles	Documento	18.000	2.813.208.945
Elaboración de los Planes de Ordenación Urbanística y Base Cartográfica Digital Actualizada	Plan	7	1.140.000.000
Elaboración de Planes Particulares de Interés Nacional	Plan	1	210.000.000
TOTAL			**4.163.208.945**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	1.915.094.363
	- Recursos Ordinarios	1.915.094.363
402	Materiales y Suministros	26.617.000
	- Recursos Ordinarios	26.617.000
403	Servicios no Personales	36.007.582
	- Recursos Ordinarios	36.007.582
404	Activos Reales	2.185.490.000
	- Recursos Ordinarios	2.185.490.000
	TOTAL	**4.163.208.945**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	146	1.822.341.747
- Directivo	20	251.609.496
- Profesional y Técnico	69	1.112.103.422
- Personal Administrativo	27	213.574.314
- Obrero	30	245.054.515
Personal Contratado	5	48.000.000
- Empleado	5	48.000.000
TOTAL	**151**	**1.870.341.747**

PROYECTO: 01 – Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General de Obras Públicas y Desarrollo Urbanístico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	1.915.094.363
	- Recursos Ordinarios	1.915.094.363
402	Materiales y Suministros	26.617.000
	- Recursos Ordinarios	26.617.000
403	Servicios No Personales	36.007.582
	- Recursos Ordinarios	36.007.582
404	Activos Reales	835.490.000
	- Recursos Ordinarios	835.490.000
	TOTAL	**2.813.208.945**

PROYECTO: 02 – Planes Especiales de Interés Nacional

UNIDAD EJECUTORA: Dirección de Planes Especiales

El Proyecto contempla el fortalecimiento de ciudades y centros poblados localizados en las áreas de seguridad fronteriza, patrimonio histórico, producción de rubros insignia, turismo, zonas económicas sustentables y núcleos de desarrollo endógeno.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	210.000.000
	- Recursos Ordinarios	210.000.000
	TOTAL	**210.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 04 SERVICIOS DE REGULACIÓN DE OBRAS PUBLICAS Y DESARROLLO URBANO
Subprograma:
Proyecto: 02 PLANES ESPECIALES DE INTERES NACIONAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TN-0002	PLANES PARTICULARES DE INTERES NACIONAL	2005	2005	I	1-PLAN	210,00		210,00		210,00				210,00			210,00				100		
	TOTALES					210,00		210,00		210,00				210,00			210,00						

PROYECTO: 03 – Planes de Ordenación Urbanística y Levantamientos Aerofotogramétricos

UNIDAD EJECUTORA: Dirección General de Planificación y Regulación de Obras

Se contemplan créditos presupuestarios para el fortalecimiento y apoyo a las ciudades y centros poblados, ubicados dentro de los ejes de desarrollo, las zonas económicas sustentables, los sectores agrícolas e industriales, turísticos y núcleos de desarrollo endógeno, con el fin de organizar el espacio urbanístico nacional definiendo los equipamientos, vialidad y servicios de infraestructura de carácter estructurante que demanda la población, así como la elaboración de base cartográfica actualizada y digitalizada para la formulación de los diferentes instrumentos de planificación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	1.140.000.000
	- Recursos Ordinarios	1.140.000.000
	TOTAL	**1.140.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 04 SERVICIOS DE REGULACIÓN DE OBRAS PUBLICAS Y DESARROLLO URBANO
Subprograma:
Proyecto: 03 PLANES DE ORNACIÓN URBANISTICA Y LEVANTAMIENTOS AEROFOTOGRAMETRICOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	PLANES DE ORDENACION URBANISTICA	2005	2005	I	1-PLAN	1.140,00		1.140,00		1.140,00				1.140,00			1.140,00				100		
	TOTALES					1.140,00		1.140,00		1.140,00				1.140,00			1.140,00						

PROGRAMA: 05 – Construcción, Mejoras, Rehabilitación y Mantenimiento de la Vialidad

UNIDAD EJECUTORA: Dirección General del Cuerpo de Ingenieros

Para el Ejercicio Fiscal 2005, la Dirección General del Cuerpo de Ingenieros dará continuidad a la construcción y mejoras de autopistas, carreteras y vías urbanas, el mantenimiento de la red vial principal y la realización de estudios y proyectos requeridos para la ejecución de obras de infraestructura vial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Mejoras, Rehabilitación y Mantenimiento de Autopistas	Kms.	193	15.166.868.750
Servicios de Apoyo a la Infraestructura Vial	Unidad	234	16.522.573.045
Construcción, Mejoras, Rehabilitación y mantenimiento de Vías Urbanas	Kms.	123	11.349.340.000
Construcción, Mejoras, Rehabilitación y Mantenimiento de Carreteras	Kms.	372	21.503.745.000
Conservación de Puentes, Túneles y Aeropuertos en la Red Vial Principal	Kms.	634	7.000.000.000
Elaboración de Estudios y Proyectos	Estudio	92	3.000.000.000
TOTAL			**74.542.526.795**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	8.993.057.972
	- Recursos Ordinarios	8.993.057.972
402	Materiales y Suministros	2.292.621.338
	- Recursos Ordinarios	2.292.621.338
403	Servicios No Personales	1.688.506.147
	- Recursos Ordinarios	1.688.506.147
404	Activos Reales	61.568.341.338
	- Recursos Ordinarios	46.548.387.588
	- Programas y Proyectos	15.019.953.750
	• Av. La Costanera Barcelona	839.790.000
	• Av. Pampatar-La Asunción Juan Griego Edo. Nueva Esparta	509.550.000
	• Carretera San Fernando Puerto Páez	503.745.000
	• Autopista Gran Mariscal de Ayacucho (Autopista de Oriente)	13.166.868.750
	TOTAL	**74.542.526.795**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	596	5.491.007.696
- Directivo	20	242.300.088
- Profesional y Técnico	146	2.213.820.521
- Personal Administrativo	113	565.686.312
- Obrero	317	2.469.200.775
Personal Fijo a Tiempo Parcial	2	12.198.130
- Personal Medico	2	12.198.130
Personal Contratado	364	1.667.463.837
- Empleado	81	561.484.272
- Obrero	283	1.105.979.565
TOTAL	**962**	**7.170.669.663**

SUBPROGRAMA: 01 - Construcción, Mejoras, Rehabilitación y Mantenimiento de Autopistas

UNIDAD EJECUTORA: Dirección General del Cuerpo de Ingenieros

Se asignan créditos presupuestarios por Bs. 15.166,9 millones, con la finalidad de ejecutar aquellas obras de infraestructura vial expresas, que requieran ser aperturadas, mejoradas, rehabilitadas o mantenidas, así como la inspección y el control de las mismas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Mejoras, Rehabilitación y Mantenimiento de Autopistas	Kms.	193	15.166.868.750
TOTAL			**15.166.868.750**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	15.166.868.750
	- Recursos Ordinarios	2.000.000.000
	- Programas y Proyectos	13.166.868.750
	• Autopista Gran Mariscal de Ayacucho (Autopista de Oriente)	13.166.868.750
	TOTAL	**15.166.868.750**

PROYECTO: 01 – Construcción de Autopistas

UNIDAD EJECUTORA: Dirección de Construcción

Se presupuestan recursos financieros por el orden de Bs. 15.166,9 millones, que serán invertidos en la conclusión y fortalecimiento de autopistas, a fin de poner en servicio alternativas viales que garanticen la fluidez del tránsito automotor, logrando el descongestionamiento de los centros poblados y la integración de sus economías, impulsando con ello las actividades económicas de las regiones involucradas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos reales	15.166.868.750
	- Recursos Ordinarios	2.000.000.000
	- Programas y Proyectos	13.166.868.750
	• Autopista Gran Mariscal de Ayacucho (Autopista de Oriente)	13.166.868.750
	TOTAL	**15.166.868.750**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 01
Proyecto: 01 CONSTRUCCIÓN DE AUTOPISTAS
Partida: 404140100 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0002	INSPECCION DE AUTOPISTAS	2005	2005	I	5-INSPECCION	2.000,00		2.000,00		2.000,00				2.000,00			2.000,00				100		
	TOTALES					2.000,00		2.000,00		2.000,00				2.000,00			2.000,00						

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 01
Proyecto: 01 CONSTRUCCIÓN DE AUTOPISTAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
MI-0001	AUTOPISTA GRAN MARISCAL DE AYACUCHO (AUTOPISTA DE ORIENTE)	2005	2005	1	10-KM	13.166,87			13.166,87	13.166,87						13.166,87	13.166,87				100		
	TOTALES					13.166,87			13.166,87	13.166,87						13.166,87	13.166,87						

SUBPROGRAMA: 02 – Construcción, Mejoras, Rehabilitación y Mantenimiento de Vías Urbanas

UNIDAD EJECUTORA: Dirección General del Cuerpo de Ingenieros

Se asignan recursos por Bs. 11.349,3 millones, con la finalidad de ejecutar aquellas obras de infraestructura vial urbana que sean continuidad de una vía troncal y requieran ser aperturadas o mejoradas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Mejoras, Rehabilitación y Mantenimiento de Vías Urbanas	Kms.	123	11.349.340.000
TOTAL			**11.349.340.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	11.349.340.000
	- Recursos Ordinarios	10.000.000.000
	- Programas y Proyectos	1.349.340.000
	• Av. La Costanera Barcelona	839.790.000
	• Av. Pampatar-La Asunción Juan Griego Edo. Nueva Esparta	509.550.000
	TOTAL	**11.349.340.000**

PROYECTO: 01 – Construcción de Vías Urbanas

UNIDAD EJECUTORA: Dirección de Construcción

Se estiman recursos financieros por la cantidad de Bs. 11.349,3 millones, que serán invertidos en la continuación y desarrollo de la red vial urbana básica, a fin de responder con las soluciones que demanda el proceso de crecimiento urbano organizado, en pro del cual se requiere impulsar o reactivar la ejecución de obras.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos reales	11.349.340.000
	- Recursos Ordinarios	10.000.000.000
	- Programas y Proyectos	1.349.340.000
	• Av. La Costanera Barcelona	839.790.000
	• Av. Pampatar-La Asunción Juan Griego Edo. Nueva Esparta	509.550.000
	TOTAL	**11.349.340.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 02
Proyecto: 01 CONSTRUCCIÓN DE VÍAS URBANAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2005

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
AN-0001	AV. LA COSTANERA BARCELONA	2005	2005	I	10-KM	839,79			839,79	839,79						839,79	839,79				100		
NE-0001	AV. PAMPATAR-LA ASUNCION JUAN GRIEGO. EDO. NUEVA ESPARTA	2005	2005	I	5-KM	509,55			509,55	509,55						509,55	509,55						
TN-0001	CONSTRUCCION DE VIAS URBANAS	2005	2005	I	5-KM	10.000,00		10.000,00		10.000,00				10.000,00			10.000,00				100		
	TOTALES					11.349,34		10.000,00	1.349,34	11.349,34				10.000,00		1.349,34	11.349,34						

SUBPROGRAMA: 03 – Construcción, Mejoras, Rehabilitación y Mantenimiento de Carreteras

UNIDAD EJECUTORA: Dirección General del Cuerpo de Ingenieros

Se asignan recursos por Bs. 21.503,7 millones, con la finalidad de ejecutar aquellas carreteras de la red vial principal que requieren ser aperturadas, mejoradas, rehabilitadas y mantenidas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Mejoras, Rehabilitación y Mantenimiento de Carreteras	Kms.	372	21.503.745.000
TOTAL			**21.503.745.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	21.503.745.000
	- Recursos Ordinarios	21.000.000.000
	- Programas y Proyectos	503.745.000
	• Carretera San Fernando Puerto Páez	503.745.000
	TOTAL	**21.503.745.000**

PROYECTO: 01 – Construcción de Carreteras

UNIDAD EJECUTORA: Dirección de Construcción

Se presupuestan recursos financieros por la cantidad de Bs.10.503,7 millones, que permitirán financiar la inversión que se estima ejecutar para atender la construcción, mejoramiento, rehabilitación y mantenimiento de carreteras, así como la construcción y consolidación de vías fronterizas, que faciliten una adecuada interconexión con los países vecinos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	10.503.745.000
	- Recursos Ordinarios	10.000.000.000
	- Programas y Proyectos	503.745.000
	• Carretera San Fernando Puerto Páez	503.745.000
	TOTAL	**10.503.745.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 03
Proyecto: 01 CONSTRUCCIÓN DE CARRETERAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
AP-0001	CARRETERA SAN FERNANDO-PUERTO PAEZ	2005	2005	I	6-KM	503,75			503,75	503,75						503,75	503,75				100		
TN-0001	CONSTRUCCION DE CARRETERAS	2005	2005	I	10-KM	10.000,00		10.000,00		10.000,00				10.000,00			10.000,00				100		
	TOTALES					10.503,75		10.000,00	503,75	10.503,75				10.000,00		503,75	10.503,75						

PROYECTO: 03 – Rehabilitación de Carreteras

UNIDAD EJECUTORA: Dirección de Conservación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	5.000.000.000
	- Recursos Ordinarios	5.000.000.000
	TOTAL	**5.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 03
Proyecto: 03 REHABILITACIÓN DE CARRETERAS
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)															Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS											
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores					
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005							
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TN-069A	REHABILITACION DE CARRETERAS	2005	2005	I	1-KM	5.000,00		5.000,00		5.000,00				5.000,00			5.000,00				100		
	TOTALES					5.000,00		5.000,00		5.000,00				5.000,00			5.000,00						

PROYECTO: 04 – Mantenimiento de Carreteras

UNIDAD EJECUTORA: Dirección de Conservación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	6.000.000.000
	- Recursos Ordinarios	6.000.000.000
	TOTAL	**6.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 03
Proyecto: 04 MANTENIMIENTO DE CARRETERAS
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-069B	MANTENIMIENTO DE CARRETERAS	2005	2005	1	5-KM	6.000,00		6.000,00		6.000,00				6.000,00			6.000,00				100		
	TOTALES					6.000,00		6.000,00		6.000,00				6.000,00			6.000,00						

SUBPROGRAMA: 04 – Conservación de Puentes, Túneles y Aeropuertos en la Red Vial Principal

UNIDAD EJECUTORA: Dirección General del Cuerpo de Ingenieros

Se asignan recursos por Bs. 7.000,0 millones, con la finalidad de ejecutar aquellas obras de infraestructura vial tales como: puentes, túneles y aeropuertos que requieren ser conservados o rehabilitados, para restituir su condición original y prolongar su vida útil.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Conservación de Puentes, Túneles y Aeropuertos en la Red Vial Principal	Kms.	634	7.000.000.000
TOTAL			**7.000.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	7.000.000.000
	- Recursos Ordinarios	7.000.000.000
	TOTAL	**7.000.000.000**

PROYECTO: 01 – Conservación y Rehabilitación de Puentes

UNIDAD EJECUTORA: Dirección de Conservación

Se prevén recursos por Bs. 5.000,0 millones, para el mantenimiento y rehabilitación de puentes, el cual se incluyen los trabajos tales como: pinturas, ajustes de estructuras de acero, colocación de juntas, mejoramiento de accesos, protección hidráulica, protección de estribos y aletas y reposición de la losas de los puentes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	5.000.000.000
	- Recursos Ordinarios	5.000.000.000
	TOTAL	**5.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 04
Proyecto: 01 CONSERVACIÓN Y REHABILITACIÓN DE PUENTES
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0070	CONSERVACION Y REHABILITACION DE PUENTES	2005	2005	I	10-KM	5.000,00		5.000,00		5.000,00				5.000,00			5.000,00				100		
	TOTALES					5.000,00		5.000,00		5.000,00				5.000,00			5.000,00						

PROYECTO: 02 – Conservación y Rehabilitación de Túneles

UNIDAD EJECUTORA: Dirección de Conservación

Se prevén recursos por Bs. 1.000,0 millones, para el mantenimiento y rehabilitación de túneles, los cuales incluye trabajos de limpieza en general, mantenimiento de la iluminación y ventilación de los túneles de la vialidad principal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	1.000.000.000
	- Recursos Ordinarios	1.000.000.000
	TOTAL	**1.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 04
Proyecto: 02 CONSERVACIÓN Y REHABILITACIÓN DE TUNELES
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0071	CONSERVACION Y REHABILITACION DE TUNELES	2005	2005	I	2-KM	1.000,00		1.000,00		1.000,00				1.000,00			1.000,00				100		
	TOTALES					1.000,00		1.000,00		1.000,00				1.000,00			1.000,00						

PROYECTO: 03 – Conservación, y Rehabilitación de Pistas en Aeropuertos Nacionales

UNIDAD EJECUTORA: Dirección de Conservación

Se prevén recursos por Bs. 1.000,0 millones, para el mantenimiento y rehabilitación de aeropuertos, los cuales incluyen trabajos como la repavimentación y reacondicionamiento de las pistas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	1.000.000.000
	- Recursos Ordinarios	1.000.000.000
	TOTAL	**1.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 04
Proyecto: 03 CONSERVACIÓN Y REHABILITACIÓN DE PISTAS EN AEROPUERTOS NACIONALES
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS Cód	OBRAS DENOMINACIÓN	AÑO Inicio	AÑO Final	SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares) Costo Total	CONTRATOS Tramitado al 31/12/04	CONTRATOS POR TRAMITAR AÑO 2005 Ordinario	CONTRATOS POR TRAMITAR AÑO 2005 Extraordinario	CONTRATOS POR TRAMITAR AÑO 2005 Total	CONTRATOS POR TRAMITAR Años Posteriores	Asignado al 31/12/04	ASIGNACIONES ESTIMADAS ESTIMADAS 2005 PRESUPUESTO ORDINARIO Contratos Vigentes	PRESUPUESTO ORDINARIO Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	PRESUPUESTO EXTRAORDINARIO Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/04	05	06	Años Post.
TN-0074	CONSERVACION Y REHABILITACION DE PISTAS EN AEROPUERTOS NACIONALES	2005	2005	I	1-KM	1.000,00		1.000,00		1.000,00				1.000,00			1.000,00				100		
	TOTALES					1.000,00		1.000,00		1.000,00				1.000,00			1.000,00						

SUBPROGRAMA: 05 – Gastos de Funcionamiento y Preinversión

UNIDAD EJECUTORA: Dirección General del Cuerpo de Ingenieros

Se asignan recursos por Bs. 19.522,6 millones, con la finalidad de contar con todos aquellos materiales y equipos que permitan la operatividad del resto de los Subprogramas, así como la realización de los estudios y/o proyectos requeridos para la ejecución de obras de infraestructura vial

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Servicios de Apoyo a la Infraestructura Vial	Unidad	234	16.522.573.045
Elaboración de Estudios y Proyectos	Estudio	92	3.000.000.000
TOTAL			**19.522.573.045**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	8.993.057.972
	- Recursos Ordinarios	8.993.057.972
402	Materiales y Suministros	2.292.621.338
	- Recursos Ordinarios	2.292.621.338
403	Servicios No Personales	1.688.506.147
	- Recursos Ordinarios	1.688.506.147
404	Activos Reales	6.548.387.588
	- Recursos Ordinarios	6.548.387.588
	TOTAL	**19.522.573.045**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	596	5.491.007.696
- Directivo	20	242.300.088
- Profesional y Técnico	146	2.213.820.521
- Personal Administrativo	113	565.686.312
- Obrero	317	2.469.200.775
Personal Fijo a Tiempo Parcial	2	12.198.130
- Personal Médico	2	12.198.130
Personal Contratado	364	1.667.463.837
- Empleado	81	561.484.272
- Obrero	283	1.105.979.565
TOTAL	**962**	**7.170.669.663**

PROYECTO: 99 – Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General del Cuerpo de Ingenieros

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	8.993.057.972
	- Recursos Ordinarios	8.993.057.972
402	Materiales y Suministros	2.292.621.338
	- Recursos Ordinarios	2.292.621.338
403	Servicios no Personales	1.688.506.147
	- Recursos Ordinarios	1.688.506.147
404	Activos Reales	3.548.387.588
	- Recursos Ordinarios	3.548.387.588
	TOTAL	**16.522.573.045**

PROYECTO: 01 – Estudios y Proyectos

UNIDAD EJECUTORA: Dirección de Estudios y Proyectos

Se asignan Bs. 3.000,0 millones, dirigidos a la investigación, estudios y proyectos, que permitirán la ejecución de obras de construcción, mejoramiento, rehabilitación y mantenimiento vial necesario para el desarrollo, consolidación, conservación de puentes, túneles y red vial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	3.000.000.000
	- Recursos Ordinarios	3.000.000.000
	TOTAL	**3.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 CONSTRUCCIÓN, MEJORAS, REHABILITACIÓN Y MANTENIMIENTO DE LA VIALIDAD
Subprograma: 05
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	ESTUDIOS Y PROYECTOS INTEGRALES Y REHABILITACION DE AUTOPISTAS, TRONCALES, AVENIDAS, DISTRIBUIDORES E INTERSECCIONES EN TODO EL TERRITORIO NACIONAL	2005	2005	I	1-ESTUDIO	1.800,00		1.800,00		1.800,00				1.800,00			1.800,00				100		
TN-0002	ELABORACION DE ESTUDIOS Y PROYECTOS, INTEGRALES, Y DE REFORZAMIENTO, REPARACIONES Y REHABILITACION DE PUENTE A NIVEL NACIONAL	2005	2005	I	2-ESTUDIO	340,00		340,00		340,00				340,00			340,00				100		
TN-0003	OTROS ESTUDIOS Y PROYECTOS EN TODO EL PAIS QUE SURJAN COMO PRIORITARIOS	2005	2005	I	1-ESTUDIO	615,00		615,00		615,00				615,00			615,00				100		
TN-0009	ESTUDIOS DE SUELOS, EVALUACION Y DISEÑO DE PAVIMENTOS EN PISYTAS, PLATAFORMAS Y CALLES DE RODAJE DE AEROPUERTOS NACIONALES	2005	2005	I	1-ESTUDIO	245,00		245,00		245,00				245,00			245,00				100		
	TOTALES					3.000,00		3.000,00		3.000,00				3.000,00			3.000,00						

PROGRAMA: 06 – Construcción, Ampliación y Mejoras de Edificaciones Públicas

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Se contemplan recursos para la formulación, evaluación y supervisión de proyectos, a la contratación y ejecución de las edificaciones de infraestructura pública a nivel nacional, mediante la construcción, ampliaciones y mejoras, reparaciones y remodelaciones.

El Ministerio dirigirá sus acciones, para este ejercicio económico-financiero a satisfacer los requerimientos de los sectores prioritarios, como son: Salud, Educación Básica y Superior, Seguridad y Defensa; así como a estimular la generación de fuentes de empleos, especialmente en aquellos centros poblados ubicados en los Ejes de Desarrollos: Oriental, Occidental y Orinoco - Apure, que sirvan de apoyo a ZEDES y de Núcleos de Desarrollo Endógeno; atendiendo de igual manera todas las demás regiones que conforman el Territorio Nacional contribuyendo a la consolidación de los equilibrios señalados en el Plan Nacional de Desarrollo Económico - Social

De esta forma, el Ministerio de Infraestructura, a través del Programa Construcción, Ampliación y Mejoras de Edificaciones Públicas, concentrará la orientación y desarrollo de su gestión a la culminación de aquellas obras de equipamiento urbano de interés nacional, estatal y municipal que se encuentren paralizadas y en ejecución en sectores prioritarios; en pro de la calidad, eficiencia y eficacia del Despacho.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Ampliación y Mejoras de Edificaciones de Salud	M2	379.957	18.441.760.000
Construcción, Ampliación y Mejoras de Edificaciones Educativas	M2	304.845	11.977.280.000
Construcción, Ampliación y Mejoras de Edificaciones de Educación Superior	M2	496.638	4.869.230.000
Construcción, Ampliación y Mejoras de Edificaciones de Seguridad y Defensa	M2	64.795	1.053.040.000
Construcción, Ampliación y Mejoras de Edificaciones Varias	M2	103.231	3.000.000.000
Administración de los Recursos Asignados para Gastos de Funcionamiento en Materia de Equipamiento	Documento	300	3.081.704.829
TOTAL			**42.423.014.829**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	2.712.358.211
	- Recursos Ordinarios	2.712.358.211
402	Materiales y Suministros	42.551.282
	- Recursos Ordinarios	42.551.282
403	Servicios no Personales	192.503.016
	- Recursos Ordinarios	192.503.016
404	Activos Reales	39.475.602.320
	- Recursos Ordinarios	33.215.502.320
	- Programas y Proyectos	6.260.100.000
	• Hospital Oncológico "Luis Razetti"	5.850.000.000
	• Universidad Centro Occidental "Lisandro Alvarado"	116.100.000
	• Universidad Nacional Abierta	70.500.000
	• Universidad Nacional Experimental de Guayana	118.500.000
	• Hospital Agua Blanca (30 CAMAS)	105.000.000
	TOTAL	**42.423.014.829**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	218	2.635.524.853
- Directivo	8	115.504.584
- Profesional y Técnico	124	1.829.233.573
- Personal Administrativo	32	254.524.137
- Obrero	54	436.262.559
Personal Contratado	4	33.600.000
- Empleado	4	33.600.000
TOTAL	**222**	**2.669.124.853**

SUBPROGRAMA: 01 – Construcción, Ampliación y Mejoras de Edificaciones de Salud

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Se asignan recursos por Bs. 18.441,8 millones, para dar continuidad a la política sectorial orientada a incrementar la calidad del servicio y mejorar el diseño de la infraestructura de Salud en el territorio nacional, con énfasis en aquellas localidades que se encuentran ubicadas en los ejes de desarrollo Oriente, Occidente y Orinoco - Apure.

Dadas las restricciones de carácter presupuestario, el Ministerio dirige sus acciones a la culminación, reactivación, ampliación y mejoramiento de obras de infraestructura médico asistenciales para fortalecer este sector, propiciando la prevención de enfermedades y tratamiento de la población, así como la generación de empleos.

La inversión , se destinará en su totalidad a la ejecución de obras a nivel nacional, incluyendo financiamientos provenientes de operaciones de Crédito Público con una inversión que asciende a Bs. 5.955,0 millones.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Ampliación y Mejoras de Edificaciones de Salud	M2	379.957	18.441.760.000
TOTAL			**18.441.760.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos reales	18.441.760.000
	- Recursos Ordinarios	12.486.760.000
	- Programas y Proyectos	5.955.000.000
	• Hospital Oncológico "Luis Razetti"	5.850.000.000
	• Hospital Agua Blanca (30 Camas)	105.000.000
	TOTAL	**18.441.760.000**

PROYECTO: 01 – Construcción de Edificaciones de Salud

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	14.541.760.000
	- Recursos Ordinarios	8.586.760.000
	- Programas y Proyectos	5.955.000.000
	• Hospital Oncológico “Luis Razetti”	5.850.000.000
	• Hospital Agua Blanca (30 Camas)	105.000.000
	TOTAL	**14.541.760.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 01
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES DE SALUD
Partida: 404150100 CONSTRUCCIONES MÉDICO-ASISTENCIALES

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
AP-0010	HOSPITAL DE ACHAGUAS. MCPIO. ACHAGUAS.	1992	2005	T	6680-M2	2.778,18	1.478,18	1.300,00		1.300,00		1.478,18		1.300,00			1.300,00			53,20	46,80		
BA-0021	AMBULATORIO TIPO I EN OBISPO. MCPIO. OBISPO.	1992	2005	T	661-M2	1.202,03	919,03	283,00		283,00		919,03		283,00			283,00			76,50	23,50		
BA-0022	CONCLUSION CENTRO NEFROLOGICO DEL HOSPITAL LUIS RAZETTI (EDIF.ADMINISTRATIVO). MCPIO. BARINAS.	1992	2005	T	709-M2	1.490,03	790,03	700,00		700,00		790,03		700,00			700,00			53,00	47,00		
DM-0028	AMBULATORIO TIPO II EN MARIPEREZ (MONTALBAN). MCPIO LIBERTADOR.	1987	2005	T	2400-M2	1.526,16	876,16	650,00		650,00		876,16		650,00			650,00			57,40	42,60		
GU-0018	CONSTRUCCION GERIATRICO DE VALLE DE LA PASCUA. MCPIO. INFANTE.	1992	2005	T	3000-M2	2.218,69	1.868,69	350,00		350,00		1.868,69		350,00			350,00			84,20	15,80		
GU-0030	CONSTRUCCION HOSPITAL EN ZARAZA. MCPIO. ZARAZA.	2005	2008	I	26000-M2	18.000,00		2.000,00		2.000,00	16.000,00			2.000,00			2.000,00	4.000,00	12.000,00		11,10	22,20	66,70
LA-0043	CONSTRUCCION HOSPITAL TIPO I, SARARE. MCPIO SIMON PLANAS.	1991	2005	T	6368-M2	4.684,00	2.684,00	2.000,00		2.000,00		2.684,00		2.000,00			2.000,00			57,30	42,70		
MI-0009	HOSPITAL ONCOLOGICO "LUIS RAZETTI" (CONST. Y DOTACION, NUEVA SEDE). MCPIO.PLAZA.	1986	2007	E	46600-M2	37.313,24	17.313,24		5.850,00		20.000,00	11.463,24				5.850,00	5.850,00	5.850,00	14.150,00	30,70	15,70	15,70	37,90
MO-0011	TERMINACION CENTRO DE SALUD DE CAICARA. MCPIO CEDEÑO.	1991	2005	T	5070-M2	2.470,47	1.870,47	600,00		600,00		1.870,47		600,00			600,00			75,70	24,30		
PO-0026	HOSPITAL TIPO I, 30 CAMAS,MCPIO. AGUA BLANCA	1993	2007	E	15183-M2	11.814,03	3.419,03		105,00		8.395,00	3.314,03				105,00	105,00	105,00	8.290,00	28,00	8,90	8,90	54,20
SU-0021	HOSPITAL DE GUIRIA.MCPIO VALDEZ.	1991	2005	T	600-M2	1.031,65	517,89	513,76		513,76		517,89		513,76			513,76			50,20	49,80		
ZU-0040	AMBULATORIO TIPO I LA PAZ. MCPIO JESUS ENRIQUE LOSSADA.	1992	2005	T	1520-M2	411,02	221,02	190,00		190,00		221,02		190,00			190,00			53,80	46,20		
	TOTALES					84.939,50	31.957,74	8.586,76	5.955,00	8.586,76	44.395,00	26.002,74		8.586,76		5.955,00	14.541,76	9.955,00	34.440,00				

PROYECTO: 02 – Ampliación de Edificaciones de Salud

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	650.000.000
	- Recursos Ordinarios	650.000.000
	TOTAL	**650.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 01
Proyecto: 02 AMPLIACIÓN DE EDIFICACIONES DE SALUD
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
DM-0047	AMPLIACION Y REPARACION DEL HOSPITAL DE LIDICE. PARROQUIA SUCRE, CARACAS. MCPIO. LIBERTADOR.	1993	2005	T	520-M2	1.273,75	623,75	650,00		650,00		623,75		650,00			650,00			49,00	51,00		
	TOTALES					1.273,75	623,75	650,00		650,00		623,75		650,00			650,00						

PROYECTO: 03 – Mejoras de Edificaciones de Salud

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	3.250.000.000
	- Recursos Ordinarios	3.250.000.000
	TOTAL	**3.250.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 01
Proyecto: 03 MEJORAS DE EDIFICACIONES DE SALUD
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
DM-0027	HOSPITAL ONCOLOGICO PADRE MACHADO. (REPARACION) MCPIO. LIBERTADOR.	1983	2005	T	4500-M2	2.358,79	1.608,79	750,00		750,00		1.608,79		750,00			750,00			68,20	31,80		
TN-0004	REHABILITACION Y MANTENIMIENTO DE LA INFRAESTRUCTURA MEDICO ASISTENCIAL A NIVEL NACIONAL	2004	2005	T	2000-M2	4.500,00	2.000,00	2.500,00		2.500,00		2.000,00		2.500,00			2.500,00			44.40	55,60		
	TOTALES					6.858,79	3.608,79	3.250,00		3.250,00		3.608,79		3.250,00			3.250,00						

SUBPROGRAMA: 02 – Construcción, Ampliación y Mejoras de Edificaciones Educativas

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Se asignan recursos por Bs. 11.977,3 millones, para ser destinados a la conclusión, continuación y reparación de instalaciones educativas, lo que permitirá atender la creciente matrícula estudiantil a nivel nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Ampliación y Mejoras de Edificaciones Educativas	M2	304.845	11.977.280.000
TOTAL			**11.977.280.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	11.977.280.000
	- Recursos Ordinarios	11.977.280.000
	TOTAL	**11.977.280.000**

PROYECTO: 01 – Construcción de Edificaciones Educativas

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	11.977.280.000
	- Recursos Ordinarios	11.977.280.000
	TOTAL	**11.977.280.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 02
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES EDUCATIVAS
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2005

OBRAS: Cód	OBRAS: DENOMINACIÓN	AÑO: Inicio	AÑO: Final	SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares): Costo Total	CONTRATOS: Tramitado al 31/12/04	POR TRAMITAR AÑO 2005: Ordinario	POR TRAMITAR AÑO 2005: Extraordinario	POR TRAMITAR AÑO 2005: Total	POR TRAMITAR: Años Posteriores	Asignado al 31/12/04	ASIGNACIONES ESTIMADAS 2005 PRESUPUESTO ORDINARIO: Contratos Vigentes	PRESUPUESTO ORDINARIO: Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO: Contratos Vigentes	PRESUPUESTO EXTRAORDINARIO: Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Ejecución Física Proyectada (%): Al 31/12/04	05	06	Años Post.
AM-0018	PRE-ESCOLAR TIPO I CURUMI, MCPIO. ATURES.	2000	2005	T	750-M2	295,00	200,00	95,00		95,00		200,00		95,00			95,00			67,80	32,20		
AM-0022	ESCUELA BASICA CAÑO GRULLA, MCPIO. AUTANA.	2001	2005	T	450-M2	380,31	130,31	250,00		250,00		130,31		250,00			250,00			34,30	65,70		
AM-0023	PRE-ESCOLAR TIPO I CAÑO MURE, MCPIO. ATABAPO.	2001	2005	T	370-M2	370,00	20,00	350,00		350,00		20,00		350,00			350,00			5,40	94,60		
AN-0019	ESCUELA DE DEFICIENCIAS AUDITIVAS EN BARCELONA, MUNICIPIO BOLIVAR.	1991	2005	T	2120-M2	1.319,80	948,60	371,20		371,20		948,60		371,20			371,20			71,90	28,10		
AN-0022	CICLO DIVERSIFICADO EN CANTAURA, MCPIO FREITES.	1996	2005	T	3780-M2	2.253,00	1.518,00	735,00		735,00		1.518,00		735,00			735,00			67,40	32,60		
BA-0014	ESCUELA BASICA PINTADERA, MENCION FITOTECNICA. MCPIO. PEDRAZA.	1991	2005	T	4537-M2	1.735,82	943,82	792,00		792,00		943,82		792,00			792,00			54,40	45,60		
BO-0024	UNIDAD EDUCATIVA ESTATAL JUANA DE CAMPOS, MCPIO.CARONI	2000	2005	T	600-M2	820,00	370,00	450,00		450,00		370,00		450,00			450,00			45,10	54,90		
CA-0008	CONSTRUCCION ESCUELA BASICA MONSEÑOR GRANADILLO MONTALBAN, MCPIO. MONTALBAN	1992	2005	T	1050-M2	816,68	516,68	300,00		300,00		516,68		300,00			300,00			63,30	36,30		
CA-0009	CONSTRUCCION ESCUELA BASICA ANTONIO RICAURTE. GUIGUE, MCPIO. CARLOS ARVELO.	1992	2005	T	2400-M2	873,52	506,00	367,52		367,52		506,00		367,52			367,52			57,90	42,10		
CA-0010	CONSTRUCCION ESCUELA BASICA 5 DE JULIO EN SAN JOAQUIN, MCPIO. SAN JOAQUIN.	1995	2005	T	2500-M2	900,00	495,93	404,07		404,07		495,93		404,07			404,07			55,10	44,9		
CA-0014	CENTRO DE REHABILITACION DEL LENGUAJE. VALENCIA,MCPIO. NAGUANAGUA.	1992	2005	T	2533-M2	1.250,00	456,47	793,53		793,53		456,47		793,53			793,53			36,50	63,50		
DM-0055	COLEGIO AGUSTINIANO FRAY LUIS DE LEON, MCPIO. LIBERTADOR.	2000	2005	T	200-M2	530,00	30,00	500,00		500,00		30,00		500,00			500,00			5,70	94,30		
LA-0016	CONSTRUCCION DE UNIDAD EDUCATIVA PALAVECINO EN TARABANA, MCPIO. PALAVECINO.	1992	2005	T	2100-M2	970,85	570,85	400,00		400,00		570,85		400,00			400,00			58,80	41,20		

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 02
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES EDUCATIVAS
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2005

OBRAS: Cód	OBRAS: Denominación	AÑO: Inicio	AÑO: Final	Situación	Cantidad y Unidad de Medida	Costo Total	Contratos: Tramitado al 31/12/04	Contratos: Por Tramitar: Año 2005: Ordinario	Contratos: Por Tramitar: Año 2005: Extraordinario	Contratos: Por Tramitar: Año 2005: Total	Contratos: Por Tramitar: Años Posteriores	Asignado al 31/12/04	Estimadas 2005: Presupuesto Ordinario: Contratos Vigentes	Estimadas 2005: Presupuesto Ordinario: Nuevos Contratos	Estimadas 2005: Presupuesto Extraordinario: Contratos Vigentes	Estimadas 2005: Presupuesto Extraordinario: Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Ejecución Física Proyectada (%): Al 31/12/04	05	06	Años Post.
ME-0018	ESCUELA TECNICA AGROPECUARIA DE TIMOTES. MERIDA, MCPIO.MIRANDA.	1991	2007	E	7500-M2	5.828,00	758,50	1.000,00		1.000,00	4.069,50	758,50		1.000,00			1.000,00	2.534,50	1.535,00	13,00	17,20	43,50	26,30
MI-0019	CICLO DIVERSIFICADO ARAGUITA, MCPIO TOMAS LANDER.	1993	2005	T	2000-M2	1.034,44	523,28	511,16		511,16		523,28		511,16			511,16			50,60	49,40		
MO-0010	LICEO DIVERSIFICADO LAS COCUIZAS, MCPIO. MATURIN.	1992	2005	T	1972-M2	1.033,00	368,00	665,00		665,00		368,00		665,00			665,00			35,60	64,40		
NE-0023	CONSTRUCCION TALLER DE LABORES ESCUELA ESPECIAL. MCPIO. ARISMENDI.	1992	2005	T	3500-M2	1.017,00	567,00	450,00		450,00		567,00		450,00			450,00			55,80	44,20		
SU-0022	CONSTRUCCION LICEO SAN JOSE DE AEROCUAR, MCPIO. ANDRES MATA.	1992	2005	T	2200-M2	1.130,85	528,05	602,80		602,80		528,05		602,80			602,80			46,70	53,30.		
SU-0025	ESCUELA BASICA LAS CHAIMAS, MCPIO. SUCRE.	1992	2005	T	2952-M2	821,00	121,00	700,00		700,00		121,00		700,00			700,00			14,80	85,20		
ZU-0045	CONSTRUCCION ESCUELA BASICA FRANSISCO DE MIRANDA, MCPIO. CABIMAS.	1995	2005	T	1050-M2	1.054,40	554,40	500,00		500,00		554,40		500,00			500,00			52,60	47,40		
ZU-0051	CONSTRUCCION DE ESCUELAS RURAL EDICTA RINCON, MCPIO.COLON.	2004	2005	T	948-M2	720,00	150,00	570,00		570,00		150,00		570,00			570,00			20,80	79,20		
ZU-0052	CONSTRUCCION ESCUELA RURAL NEGRA MATEA, MCPIO. CATATUMBO.	2004	2005	T	948-M2	300,00	150,00	150,00		150,00		150,00		150,00			150,00			50,00	50,00		
ZU-0053	CONSTRUCCION LICEO NUESTRA SEÑORA DEL CARMEN, SECTOR PUERTO CONCHA, MCPIO. COLON.	2004	2005	T	948-M2	720,00	150,00	570,00		570,00		150,00		570,00			570,00			20,80	79,20		
ZU-0054	CONSTRUCCION ESCUELA CHAMALAGO. MCPIO. FRANSISCO JAVIER PULGAR.	2005	2005	T	948-M2	450,00		450,00		450,00				450,00			450,00				100,00		
	TOTALES					26.623,67	10.576,89	11.977,28		11.977,28	4.069,50	10.576,89		11.977,28			11.977,28	2.534,50	1.535,00				

SUBPROGRAMA: 03 – Construcción, Ampliación y Mejoras de Edificaciones de Educación Superior

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Se asignan recursos por Bs. 4.869,2 millones, para ser destinados al mejoramiento de la Planta Física del Sector Universitario, contribuyendo así al desarrollo productivo que requiere el país y a satisfacer la creciente demanda a nivel de matrícula e investigación.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Ampliación y Mejoras de Edificaciones de Educación Superior	M2	496.638	4.869.230.000
TOTAL			**4.869.230.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	4.869.230.000
	- Recursos Ordinarios	4.564.130.000
	- Programas y Proyectos	305.100.000
	• Universidad Centro Occidental "Lisandro Alvarado"	116.100.000
	• Universidad Nacional Abierta	70.500.000
	• Universidad Nacional Experimental de Guayana	118.500.000
	TOTAL	**4.869.230.000**

PROYECTO: 01 – Construcción de Edificaciones de Educación Superior

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos reales	4.869.230.000
	- Recursos Ordinarios	4.564.130.000
	- Programas y Proyectos	305.100.000
	• Universidad Centro Occidental "Lisandro Alvarado"	116.100.000
	• Universidad Nacional Abierta	70.500.000
	• Universidad Nacional Experimental de Guayana	118.500.000
	TOTAL	**4.869.230.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 03
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES DE EDUCACIÓN SUPERIOR
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2005

OBRAS: Cód	OBRAS: DENOMINACIÓN	AÑO: Inicio	AÑO: Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	CONTRATOS: Tramitado al 31/12/04	CONTRATOS: Por Tramitar: Año 2005: Ordinario	CONTRATOS: Por Tramitar: Año 2005: Extraordinario	CONTRATOS: Por Tramitar: Año 2005: Total	CONTRATOS: Por Tramitar: Años Posteriores	Asignado al 31/12/04	Asignaciones Estimadas: Estimadas 2005: Presupuesto Ordinario: Contratos Vigentes	Asignaciones Estimadas: Estimadas 2005: Presupuesto Ordinario: Nuevos Contratos	Asignaciones Estimadas: Estimadas 2005: Presupuesto Extraordinario: Contratos Vigentes	Asignaciones Estimadas: Estimadas 2005: Presupuesto Extraordinario: Nuevos Contratos	Asignaciones Estimadas: Estimadas 2005: Total Asignación 2005	Asignaciones Estimadas: Año 2006	Asignaciones Estimadas: Años Posteriores	Ejecución Física Proyectada (%): Al 31/12/04	Ejecución Física Proyectada (%): 05	Ejecución Física Proyectada (%): 06	Ejecución Física Proyectada (%): Años Post.
AR-0006	UNIVERSIDAD CENTRAL DE VENEZUELA, NUCLEO MARACAY, (BIBLIOTECA FACULTAD DE VETERINARIA),(INSTITUTO DE BOTANICA), MCPIO. GIRARDOT.	1989	2005	T	1500-M2	2.105,00	1.288,00	817,00		817,00		1.288,00		817,00			817,00			61,20	38,80		
BO-0004	UNIVERSIDAD NACIONAL EXPERIMENTAL DE GUAYANA. MCPIO. CARONI.	1991	2007	E	3900-M2	6.270,00	438,50		118,50	118,50	5.831,50	320,00				118,50	118,50	800,00	5.031,50	5,10	1,90	12,80	80,20
BO-0017	INSTITUTO FORESTAL MINERO DE TUMEREMO. MCPIO. SIFONTES.	1997	2005	T	1232-M2	1.415,00	615,00	800,00		800,00		615,00		800,00			800,00			43,50	56,50		
CO-0004	LABORATORIO DE COMPLEMENTACION UNELLEZ, SAN CARLOS.	1993	2005	T	3000-M2	1.200,00	442,67	757,33		757,33		442,67		757,33			757,33			37,00	63,0		
ME-0038	INSTITUTO DE CARDIOLOGIA HOSPITAL UNIVERSITARIO DE LOS ANDES, MCPIO. LIBERTADOR.	1995	2007	E	5800-M2	5.039,26	1.329,16	1.000,00		1.000,00	2.710,10	1.329,16		1.000,00			1.000,00	1.910,10	800,00	26.40	19,80	37,90	15,90
PO-0001	UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS (BIBLIOTECA CENTRAL), MCPIO. GUANARE.	1985	2005	T	9444-M2	1.400,00	760,20	639,80		639,80		760,20		639,80			639,80			54,30	45,70		
PO-0002	INSTITUTO UNIVERSITARIO DE TECNOLOGIA EN ACARIGUA, MCPIO. PAEZ.	1985	2005	T	1000-M2	480,80	280,80	200,00		200,00		280,80		200,00			200,00			58,40	41,60		
TN-0014	UNIVERSIDAD NACIONAL ABIERTA.	2005	2007	I	7880-M2	14.250,00			70,50	70,50	14.250,00					70,50	70,50	2.910,00	11.269,50		0,50	20,40	79,10
TN-0015	UNIVERSIDAD CENTRO OCCIDENTAL LISANDRO ALVARADO.	2005	2007	I	8520-M2	13.610,00			116,1	116,1	13.610,00					116,1	116,10	3.240,00	10.253,90		0,90	23,80	75,30
YA-0002	INSTITUTO UNIVERSITARIO TECNOLOGICO EN YARACUY, CONSTRUCCION DE MODULOS DE AULAS, III ETAPA, MCPIO. SAN FELIPE.	1994	2005	T	1639-M2	1.050,00	700,00	350,00		350,00		700,00		350,00			350,00			67,00	33,00		
	TOTALES					46.820,06	5.854,33	4.564,13	305,1	4.869,23	36.401,60	5.735,83		4.564,13		305,1	4.869,23	8.860,10	27.354,90				

SUBPROGRAMA: 06 – Construcción, Ampliación y Mejoras de Edificaciones de Seguridad y Defensa

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Se asignan recursos por Bs. 1.053,0 millones, con el propósito de atender las necesidades de Infraestructura requeridas para atender la seguridad, defensa y vigilancia de los intereses generales de la República, la administración de justicia, preservación del orden, la paz pública y la soberanía nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Ampliación y Mejoras de Edificaciones de Seguridad y Defensa	M2	64.795	1.053.040.000
TOTAL			**1.053.040.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	1.053.040.000
	- Recursos Ordinarios	1.053.040.000
	TOTAL	**1.053.040.000**

PROYECTO: 01 – Construcción de Edificaciones de Seguridad y Defensa

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	903.040.000
	- Recursos Ordinarios	903.040.000
	TOTAL	**903.040.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 06
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES DE SEGURIDAD Y DEFENSA
Partida: 404150200 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
FA-0002	SEDE DE P.T.J. EN CORO (TIPO C), MCPIO. MIRANDA.	1987	2005	T	1181-M2	290,00	170,00	120,00		120,00		170,00		120,00			120,00			58,60	41,40		
	TOTALES					290,00	170,00	120,00		120,00		170,00		120,00			120,00						

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 06
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES DE SEGURIDAD Y DEFENSA
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
BA-0028	SEDE DE LA DIRECCION SECCIONAL DEL INAM, MCPIO. BARINAS.	1991	2005	T	714-M2	362,85	82,85	280,00		280,00		82,85		280,00			280,00			22,80	77,20		
SU-0032	JARDIN DE INFANCIA CARUPANO, MCPIO. BERMUDEZ.	1992	2005	T	445-M2	583,44	80,40	503,04		503,04		80,40		503,04			503,04			13,80	86,20		
	TOTALES					946,29	163,25	783,04		783,04		163,25		783,04			783,04						

PROYECTO: 03 – Mejoras de Edificaciones de Seguridad y Defensa

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	150.000.000
	- Recursos Ordinarios	150.000.000
	TOTAL	**150.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 06
Proyecto: 03 MEJORAS DE EDIFICACIONES DE SEGURIDAD Y DEFENSA
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
BO-0055	CONSTRUCCION Y REMODELACION INSTALACIONES EN EL PUESTO NAVAL DE CABRUTA.MCPIO. CEDEÑO	2003	2005	T	216-M2	295,09	145,09	150,00		150,00		145,09		150,00			150,00			49,20	50,80		
	TOTALES					295,09	145,09	150,00		150,00		145,09		150,00			150,00						

SUBPROGRAMA: 07 – Construcción, Ampliación y Mejoras de Edificaciones Varias

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Se asignan recursos por Bs. 3.000,0 millones, para atender la construcción de la sede de la Contraloría General de la República en el Municipio Libertador, así como recursos para atender obras de emergencia que surjan durante el año.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción, Ampliación y Mejoras de Edificaciones Varias	M2	103.231	3.000.000.000
TOTAL			**3.000.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
404	Activos Reales	3.000.000.000
	- Recursos Ordinarios	3.000.000.000
	TOTAL	**3.000.000.000**

PROYECTO: 01 – Construcción de Edificaciones Varias

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
404	Activos Reales	3.000.000.000
	- Recursos Ordinarios	3.000.000.000
	TOTAL	**3.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 07
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES VARIAS
Partida: 404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
DM-0105	CONTRALORIA GENERAL DE LA REPUBLICA, MCPIO. LIBERTADOR.	2005	2007	I	14000-M2	8.000,00		1.000,00		1.000,00	7.000,00			1.000,00			1.000,00	2.000,00	5.000,00		12,50	25,00	62,50
	TOTALES					8.000,00		1.000,00		1.000,00	7.000,00			1.000,00			1.000,00	2.000,00	5.000,00				

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAS DE EDIFICACIONES PÚBLICAS
Subprograma: 07
Proyecto: 01 CONSTRUCCIÓN DE EDIFICACIONES VARIAS
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores				
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/04	05	06	Años Post.
TN-0021	OBRAS IMPREVISTAS EN EL TERRITORIO NACIONAL	2005	2005	T	2800-M2	2.000,00		2.000,00		2.000,00				2.000,00			2.000,00				100,00		
	TOTALES					2.000,00		2.000,00		2.000,00				2.000,00			2.000,00						

SUBPROGRAMA: 09 – Gastos de Funcionamiento y Preinversión

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Se asignan recursos por Bs. 3.081,7 millones, para ser destinados a contratar proyectos de interés nacional prioritarios, para ejecutar las obras con los requisitos técnicos necesarios que satisfagan las necesidades de la población.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Administración de los Recursos Asignados para Gastos de Funcionamiento en Materia de Equipamiento	Documento	300	3.081.704.829
TOTAL			**3.081.704.829**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	2.712.358.211
	- Recursos Ordinarios	2.712.358.211
402	Materiales y Suministros	42.551.282
	- Recursos Ordinarios	42.551.282
403	Servicios no Personales	192.503.016
	- Recursos Ordinarios	192.503.016
404	Activos Reales	134.292.320
	- Recursos Ordinarios	134.292.320
	TOTAL	**3.081.704.829**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	218	2.635.524.853
- Directivo	8	115.504.584
- Profesional y Técnico	124	1.829.233.573
- Personal Administrativo	32	254.524.137
- Obrero	54	436.262.559
Personal Contratado	4	33.600.000
- Empleado	4	33.600.000
TOTAL	**222**	**2.669.124.853**

PROYECTO: 99 – Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	2.712.358.211
	- Recursos Ordinarios	2.712.358.211
402	Materiales y Suministros	42.551.282
	- Recursos Ordinarios	42.551.282
403	Servicios No Personales	192.503.016
	- Recursos Ordinarios	192.503.016
404	Activos Reales	134.292.320
	- Recursos Ordinarios	134.292.320
	TOTAL	**3.081.704.829**

PROGRAMA: 07 – Servicios de Inquilinato

UNIDAD EJECUTORA: Dirección General de Inquilinato

Al Ministerio le corresponde aplicar, interpretar y vigilar el cumplimiento de las disposiciones legales en materia inquilinaria; así como establecer el precio para la venta de apartamentos distintos al arrendamiento y que se pondrán a la venta bajo el régimen de propiedad horizontal en el Área Metropolitana de Caracas. De igual manera, atiende las solicitudes de expedientes emanados del tribunal superior en lo civil, contencioso y administrativo, contra las resoluciones efectuadas en esta dirección.

En consecuencia, la Dirección de Inquilinato proseguirá fijando los cánones de arrendamiento mensual de los inmuebles en alquiler, ubicados en el Área Metropolitana de Caracas, tomando en consideración las acciones relacionadas con el derecho inquilinario; los procedimientos de exenciones de regulación, los derechos de preferencia, solicitudes de reintegro de depósitos, denuncias de desalojos e imposiciones de multa.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Inspecciones, Dictámenes, Multas y Otros Trámites Inquilinarios	Procedimiento	6.070	1.013.688.201
TOTAL			**1.013.688.201**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	881.233.201
	- Recursos Ordinarios	881.233.201
402	Materiales y Suministros	46.983.000
	- Recursos Ordinarios	46.983.000
403	Servicios no Personales	32.820.000
	- Recursos Ordinarios	32.820.000
404	Activos Reales	52.652.000
	- Recursos Ordinarios	52.652.000
	TOTAL	**1.013.688.201**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	88	711.862.569
- Directivo	1	16.034.580
- Profesional y Técnico	20	294.151.954
- Personal Administrativo	57	328.958.528
- Obrero	10	72.717.507
Personal Contratado	12	93.600.000
- Empleado	12	93.600.000
TOTAL	**100**	**805.462.569**

PROGRAMA: 08 – Construcciones, Ampliaciones y Mejoras de las Vías Agrícolas

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

La Dirección General del Servicio Autónomo de Vialidad Agrícola, siguiendo los lineamientos estratégicos del Ejecutivo Nacional, fija su Política Presupuestaria para el año 2005, basándose en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007 y el Plan Nacional de Desarrollo Regional 2001-2007. Los créditos presupuestarios asignados al Programa para el año 2005, ascienden a la cantidad de 9,941,52 millones de bolívares y serán distribuidos de la forma siguiente: Bs. 1.934,6 millones para financiar Gastos de Funcionamiento y para Gastos de Inversión Bs. 8.006,9 millones que serán destinados para realizar trabajos de mejoras en vías agrícolas de carácter estratégicos, identificadas como núcleos de desarrollo endógenos (Proyectos Bandera del Ejecutivo Nacional), elaboración y ejecución de Estudios y Proyectos para acometer las emergencias en el Territorio Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Actividades Operativas de Apoyo	Documento	683.157	1.934.608.689
Construcción, Ampliación y Mejoras de los Asentamientos Campesinos	Kms.	41	3.591.920.000
Mejoras de Vías Agrícolas Locales	Kms.	40	4.415.000.000
TOTAL			**9.941.528.689**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	1.130.476.689
	- Recursos Ordinarios	1.130.476.689
402	Materiales y Suministros	386.710.000
	- Recursos Ordinarios	386.710.000
403	Servicios no Personales	386.922.000
	- Recursos Ordinarios	386.922.000
404	Activos Reales	8.037.420.000
	- Recursos Ordinarios	8.037.420.000
	TOTAL	**9.941.528.689**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	68	709.454.184
- Directivo	12	157.526.976
- Profesional y Técnico	21	296.850.141
- Personal Administrativo	20	147.449.033
- Obrero	15	107.628.034
Personal Contratado	2	14.476.536
- Empleado	2	14.476.536
TOTAL	**70**	**723.930.720**

SUBPROGRAMA: 02 - Construcción, Ampliación y Mejoras de Vías Agrícolas Locales

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Mejoras de Vías Agrícolas Locales	Km	40	4.415.000.000
TOTAL			**4.415.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	4.415.000.000
	- Recursos Ordinarios	4.415.000.000
	TOTAL	**4.415.000.000**

PROYECTO: 03 – Mejoras de Vías Agrícolas Locales

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	4.415.000.000
	- Recursos Ordinarios	4.415.000.000
	TOTAL	**4.415.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 CONSTRUCCION, AMPLIACIONES Y MEJORAS DE LAS VIAS AGRICOLAS
Subprograma: 02 CONSTRUCCION, AMPLIACIONES Y MEJORAS DE VIAS AGRÍCOLAS LOCALES
Proyecto: 03 MEJORAS DE VIAS AGRÍCOLAS LOCALES
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS DE BIENES DEL DOMINIO PUBLICO

Presupuesto: 2005

OBRAS Cód	OBRAS DENOMINACIÓN	AÑO Inicio	AÑO Final	SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares) Costo Total	CONTRATOS Tramitado al 31/12/04	CONTRATOS POR TRAMITAR AÑO 2005 Ordinario	CONTRATOS POR TRAMITAR AÑO 2005 Extraordinario	CONTRATOS POR TRAMITAR AÑO 2005 Total	CONTRATOS POR TRAMITAR Años Posteriores	Asignado al 31/12/04	ASIGNACIONES ESTIMADAS ESTIMADAS 2005 PRESUPUESTO ORDINARIO Contratos Vigentes	PRESUPUESTO ORDINARIO Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	PRESUPUESTO EXTRAORDINARIO Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/04	05	06	Años Post.
AN-2301	Mejoras Vía Agrícola Urica-El Baúl-El Rosario. Municipio Freites	2005	2005	I	10 Kms.	475,00		475,00		475,00				475,00			475,00				100,00		
BA-2301	Mejoras Vías Agrícolas Santa Lucía-Jacoa. Municipio Barinas	2005	2005	I	18 Kms.	440,00		440,00		440,00				440,00			440,00				100,00		
GU-2303	Mejoras Vía Agrícola TO02-Uverito-Guairiquito-Límite Municipio Guayabal-Empalme S111-La Rompia. Municipio Camaguan	2005	2005	I	10 Kms.	250,00		250,00		250,00				250,00			250,00				100,00		
MI-2301	Mejoras Vía Agrícola El Sarao. Municipio Pedro Gual	2005	2005	I	3 Kms.	300,00		300,00		300,00				300,00			300,00				100,00		
PO-2302	Mejoras Vía Agrícola Guanarito-Morrones Meleadero. Municipio Guanarito	2005	2005	I	6 Kms.	300,00		300,00		300,00				300,00			300,00				100,00		
PO-2303	Mejoras Vía Agrícola El Playón-La Batea. Municipio Turén	2005	2005	I	6 Kms.	250,00		250,00		250,00				250,00			250,00				100,00		
TN-2301	Elaboración de Normas, Manuales y Aumentos de Estudios y Proyectos en Ejecución	2005	2005	I	1 Estudio	200,00		200,00		200,00				200,00			200,00				100,00		
TN-2303	Emergencia en la Vialidad Agrícola de Todo el País en Apoyo al Sector Productivo	2000	2005	T	0 Kms.	25.426,20	23.426,20	2.000,00		2.000,00		23.426,20		2.000,00			2.000,00			92,10	7,90		
YA-2301	Mejoras Vía Agrícola LO04 Central Matilde- Sabana de Parra Tramo Sorte. Municipio Bruzual	2005	2005	I	4 Kms.	200,00		200,00		200,00				200,00			200,00				100,00		
	TOTALES					27.841,2	23.426,2	4.415,00		4.415,00		23.426,20		4.415,00			4.415,00						

SUBPROGRAMA: 03 - Construcción, Ampliación y Mejoras de Vías Agrícolas de Los Asentamientos Campesinos

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Construcción Ampliación y Mejoras de los Asentamientos Campesinos	Km	41	3.591.920.000
TOTAL			**3.591.920.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	3.591.920.000
	- Recursos Ordinarios	3.591.920.000
	TOTAL	**3.591.920.000**

PROYECTO: 03 – Mejoras de Vías Agrícolas de los Asentamientos Campesinos

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	3.591.920.000
	- Recursos Ordinarios	3.591.920.000
	TOTAL	**3.591.920.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 CONSTRUCCION, AMPLIACIONES Y MEJORAS DE LAS VIAS AGRICOLAS
Subprograma: 02 CONSTRUCCION, AMPLIACIONES Y MEJORAS DE VIAS AGRÍCOLAS LOCALES
Proyecto: 03 MEJORAS DE VIAS AGRÍCOLAS DE LOS ASENTASMIENTOS CAMPESINOS
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS DE BIENES DEL DOMINIO PUBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/04	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/04	POR TRAMITAR					ESTIMADAS 2005					Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
								AÑO 2005			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2005						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
VA-3301	Mejoras de Vía Agrícola Asentamiento Campesino Sector Zapateral 1era Etapa,	2005	2005	I	10 Kms.	300,00		300,00		300,00				300,00			300,00				100,00		
ZU-3301	Mejoras de la Vía de Acceso Asentamiento Campesino Chamalago (Sur del Lago). Municipio Francisco Javier Pulgar	2005	2005	I	10 Kms.	496,00		496,00		496,00				496,00			496,00				100,00		
ZU-3302	Mejoras de Vía Interna Asentamiento Campesino Río Frío Abajo (Sur del Lago). Municipio Sucre	2005	2005	I	4 Kms.	241,99		241,99		241,99				241,99			241,99				100,00		
ZU-3303	Mejoras de Vía de Acceso Asentamiento Campesino El Pino (Sur del Lago). Municipio Sucre	2005	2005	I	8 Kms.	800,00		800,00		800,00				800,00			800,00				100,00		
ZU-3304	Mejoras de Vía de Acceso Asentamiento Campesino Río Frío Abajo Sector Los Goajiros (Segunda Etapa) (Sur del Lago). Municipio Sucre	2005	2005	I	6 Kms.	453,42		453,42		453,42				453,42			453,42				100,00		
ZU-3305	Mejoras de Vía de Acceso Asentamiento Campesino Maroma-Concha Primera-Las Chilatas (Sur del Lago). Municipio Colón	2005	2005	I	14 Kms.	600,00		600,00		600,00				600,00			600,00				100,00		
ZU-3306	Mejoras de Vía de Acceso Asentamiento Campesino Maroma-Concha Primera-Módulo II (Sur del Lago). Municipio Colón	2005	2005	I	12 Kms.	700,51		700,51		700,51				700,51			700,51				100,00		
	TOTALES					3.591,92		3.591,92		3.591,92				3.591,92			3.591,92						

SUBPROGRAMA: 05 - Gastos de Funcionamiento y Preinversión

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Actividades Operativas de Apoyo	Documento	683.157	1.934.608.689
TOTAL			**1.934.608.689**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	1.130.476.689
	- Recursos Ordinarios	1.130.476.689
402	Materiales y Suministros	386.710.000
	- Recursos Ordinarios	386.710.000
403	Servicios no Personales	386.922.000
	- Recursos Ordinarios	386.922.000
404	Activos Reales	30.500.000
	- Recursos Ordinarios	30.500.000
	TOTAL	**1.934.608.689**

PROYECTO: 99 – Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	1.130.476.689
	- Recursos Ordinarios	1.130.476.689
402	Materiales y Suministros	386.710.000
	- Recursos Ordinarios	386.710.000
403	Servicios no Personales	386.922.000
	- Recursos Ordinarios	386.922.000
404	Activos Reales	30.500.000
	- Recursos Ordinarios	30.500.000
	TOTAL	**1.934.608.689**

PROGRAMA: 10 – Administración Regional

UNIDAD EJECUTORA: Administración Regional

El Presupuesto de Gastos para el ejercicio fiscal 2005, perteneciente a los Centros Estadales de Coordinación del Ministerio de Infraestructura, continuará enmarcado dentro de las políticas de ajuste a los principios de disciplina, eficiencia, y optimización del gasto; permitiendo de este modo alcanzar una mayor eficiencia en la utilización de los recursos asignados, cónsono con la racionalidad y mejora en la aplicación del gasto público y justa distribución de acuerdo a las necesidades prioritarias, apuntalando hacia la reducción de los desequilibrios sociales y contribuyendo de esta manera a mejorar la calidad de vida dentro del Territorio Nacional, una vez que los recursos presupuestarios en materia de inversión que, en coordinación con las Gobernaciones y Alcaldías fortalezcan el desarrollo de cada región.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Administración de los Créditos Presupuestarios Asignados a los Centros Estadales de Coordinación para el Desarrollo de las Metas en Gastos de Funcionamiento	Documento	3.905.687	78.102.335.339
TOTAL			**78.102.335.339**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	69.932.176.941
	- Recursos Ordinarios	69.932.176.941
402	Materiales y Suministros	3.238.597.062
	- Recursos Ordinarios	3.238.597.062
403	Servicios no Personales	3.122.141.917
	- Recursos Ordinarios	3.122.141.917
404	Activos Reales	1.784.881.305
	- Recursos Ordinarios	1.784.881.305
407	Transferencias	24.538.114
	- Recursos Ordinarios	24.538.114
	TOTAL	**78.102.335.339**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	6.724	60.738.749.228
- Directivo	125	1.400.927.484
- Profesional y Técnico	1.747	24.737.907.913
- Personal Administrativo	1.247	6.622.513.091
- Personal Docente	1	4.217.835
- Personal Médico	11	132.903.025
- Obrero	3.593	27.840.279.880
Personal Fijo a Tiempo Parcial	84	510.866.107
- Personal Médico	84	510.866.107
Personal Contratado	284	5.748.270.848
- Empleado	84	370.838.268
- Obrero	200	5.377.432.580
TOTAL	**7.092**	**66.997.886.183**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	24.538.114
407	99	00	00	Transferencias Corrientes y de Capital Diversas	24.538.114
407	99	01	00	Transferencias Corrientes Diversas	24.538.114
				S1496 - Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	24.538.114
				- Recursos Ordinarios	24.538.114

PROGRAMA: 11 – Planificación Estratégica de Transporte

UNIDAD EJECUTORA: Dirección General de Planificación Estratégica de Transporte

La Dirección General de Planificación Estratégica de Transporte, tiene como propósito Formular las políticas y estratégicas para el desarrollo de un sistema integral de transporte, que coadyuve con el ordenamiento territorial del país de acuerdo a los lineamientos emanados del Ministerio de Infraestructura y el Ejecutivo Nacional.

Impulsar los sistemas de comunicaciones y la intermodalización del Sistema de Transporte Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Actividades Operativas de Apoyo	Documento	1.000.000	26.522.938.437
Planes y Estudios Estratégicos	Plan	10	3.000.000.000
TOTAL			**29.522.938.437**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	26.450.735.437
	- Recursos Ordinarios	26.450.735.437
402	Materiales y Suministros	17.608.000
	- Recursos Ordinarios	17.608.000
403	Servicios no Personales	28.300.000
	- Recursos Ordinarios	28.300.000
404	Activos Reales	3.026.295.000
	- Recursos Ordinarios	3.026.295.000
	TOTAL	**29.522.938.437**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	2.192	26.390.308.995
- Directivo	503	5.138.220.864
- Profesional y Técnico	1.176	16.845.695.516
- Personal Administrativo	397	3.470.541.129
- Personal Médico	7	92.066.838
- Obrero	109	843.784.648
Personal Contratado	6	49.920.000
- Empleado	6	49.920.000
TOTAL	**2.198**	**26.440.228.995**

PROYECTO: 99 – Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General de Planificación Estratégica de Transporte

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de Personal	26.450.735.437
	- Recursos Ordinarios	26.450.735.437
402	Materiales y Suministros	17.608.000
	- Recursos Ordinarios	17.608.000
403	Servicios no Personales	28.300.000
	- Recursos Ordinarios	28.300.000
404	Activos Reales	26.295.000
	- Recursos Ordinarios	26.295.000
	TOTAL	**26.522.938.437**

PROYECTO: 01 – Estudios Estratégicos de Transporte

UNIDAD EJECUTORA: Estudios Estratégicos de Transporte

Se asignan recursos por Bs. 3.000,0 millones, para ser destinados a Estudios de los sectores Acuático, Terrestre y Aéreo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
404	Activos Reales	3.000.000.000
	- Recursos Ordinarios	3.000.000.000
	TOTAL	**3.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 11 PLANIFICACIÓN ESTRATÉGICA DE TRANSPORTE
Subprograma:
Proyecto: 01 ESTUDIOS ESTRATÉGICOS DE TRANSPORTE
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2005

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2005										
								AÑO 2005					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/04	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/04	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2005	Año 2006	Años Posteriores	Al 31/12/04	05	06	Años Post.
TN-0001	Planificación de Transporte Acuático.	2003	2007	E	0-PLAN	8.200,00	700,00	750,00		750,00	6.750,00	450,00	250,00	750,00			1.000,00		6.750,00	5,50	12,20		82,30
TN-0002	Planificación de Transporte Aéreo	2003	2007	E	0-PLAN	7.800,00	700,00	750,00		750,00	6.350,00	450,00	250,00	750,00			1.000,00		6.350,00	5,80	12,80		81,40
TN-0003	Planificación de Transporte Terrestre	2003	2007	E	0-PLAN	9.800,00	1.150,00	750,00		750,00	7.900,00	900,00	250,00	750,00			1.000,00		7.900,00	9,20	10,20		80,60
	TOTALES					25.800,00	2.550,00	2.250,00		2.250,00	21.000,00	1.800,00	750,00	2.250,00			3.000,00		21.000,00				

PROGRAMA: 15 – Vivienda y Hábitat

UNIDAD EJECUTORA: Ministro de Estado para la Vivienda y Hábitat

El Ministro de Estado para la Vivienda y Hábitat como ente asesor del Presidente de la República en lo relativo a la formulación, seguimiento y evaluación de las políticas en materia de vivienda se abocará para el Ejercicio Fiscal 2005, a satisfacer los requerimientos de este importante Sector, orientando su acción a optimizar la utilización de los recursos en el logro de los objetivos de la Misión Vivienda, para lo cual se estiman recursos ordinarios por el orden de Bs. 563.105,7 millones, previendo Bs. 1.500,0 millones para atender gastos de funcionamiento y Bs. 561.605,7 millones para cubrir los aportes de los entes adscritos al Ministro, contemplándose Bs. 401.419,5 millones para la aplicación de la Ley de Política Habitacional.

-Dentro de sus políticas tiene los siguientes objetivos:

-Lanzamiento de la Misión Vivienda.

-Visión para los nuevos proyectos

-El Estado como facilitador dando poder a la gente

FUNDACIÓN PARA EL EQUIPAMIENTO DE BARRIOS (FUNDABARRIOS)

La Fundación para el Equipamiento de Barrios (FUNDABARRIOS), tiene previsto para el año 2005, dar mejor uso de los recursos destinados tanto a la inversión como a los gastos de funcionamiento, con miras a cubrir en forma prioritaria las áreas estratégicas, referidas a vivienda, urbanismo y fortalecimiento institucional.

Para el Ejercicio Fiscal 2005, la institución precisa su visión de origen y redefine su misión para centrar sus acciones en la consolidación, mejoras y equipamiento de barrios, tomando como norte la política de vivienda implementada por el Estado, con miras a disminuir el déficit habitacional en el país.

BANCO NACIONAL DE AHORRO Y PRÉSTAMO (BANAP)

El Banco Nacional de Ahorro y Préstamo, le corresponde la promoción y desarrollo del mercado de valores hipotecarios y la administración y canalización de recursos destinados fundamentalmente al financiamiento de planes y proyectos habitacionales. En este sentido para el año 2005, el BANAP, orientará la política presupuestaria a implementar estrategias que permitan cumplir con eficacia y eficiencia el papel encomendado por el Ejecutivo Nacional como banco de segundo piso de apoyo para la administración de fondos públicos, para lo cual, dirigirá un esfuerzo importante hacia el desarrollo de su capacidad y consolidar el liderazgo dentro del Sistema de Financiamiento de Vivienda del país.

Bajo este contexto y cumpliendo con el precepto Constitucional de responsabilidad como administrador de los fondos y como parte de su actividad, continuara manejando los principales Fondos relacionados con la Ley del Subsistema de Vivienda, como son: Fondo Mutual Habitacional, Fondo de Aportes del Sector Público, Fondo de Garantía (FONGAR), Fondo de Rescate (FONRES), y Fondo de Garantía Hipotecarias, así como la administración de otros recursos de procedencia pública y privada.

Las orientaciones utilizadas en la formulación del presupuesto del BANAP para el Ejercicio Fiscal 2005, se sustentan en las líneas generales enmarcadas en el Plan de Desarrollo Económico y Social de la Nación 2001-2007 y en las directrices estratégicas contenidas en el Plan operativo Anual Institucional del Banco para el año 2005.

FONDO NACIONAL DE DESARROLLO URBANO (FONDUR)

El Fondo Nacional de Desarrollo Urbano, orientará su gestión a los objetivos para los cuales fue creado y dirigirá sus inversiones al desarrollo habitacional e inmobiliario, y contribuirá a la solución del problema habitacional y sus servicios conexos.

La asignación presupuestaria prevista para FONDUR en el 2005, está dirigida a satisfacer los requerimientos e incentivar el apoyo financiero a proyectos concretos que presenten las Organizaciones Intermediarias y Comunitarias de Viviendas y los promotores e inversionistas privados en la producción de nuevas soluciones habitacionales, lo que permitirá el acceso a los niveles más bajos de ingresos, según lo dispuesto en la Ley de Política Habitacional y de acuerdo a los lineamientos diseñados por el CONAVI, órgano rector de dicha Ley.

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

Durante el año 2005, la gestión del Instituto Nacional de la Vivienda (INAVI), se regirá por los lineamientos, directrices y estrategias de acción generadas, por el Consejo Nacional de la Vivienda (CONAVI), y la distribución establecida dentro del Servicio Autónomo Fondos Integrados de Vivienda, para la coejecución de planes, programas y proyectos de desarrollo Habitacional.

En este sentido, INAVI ejecutará diversos programas habitacionales, entre los cuales se destacan: rehabilitación física de barrios, rehabilitación física de urbanizaciones populares, mejoramiento y ampliación de casas en barrios, nuevas urbanizaciones y vivienda de desarrollo progresivo, además de viviendas completas.

SERVICIO AUTÓNOMO PROGRAMA NACIONAL DE VIVIENDA RURAL (SAVIR)

Tiene como objetivo mejorar las condiciones sanitarias del medio rural, mediante la dotación de viviendas socialmente aceptables a las familias de bajos ingresos, con los servicios básicos indispensables para la formación de hábitos sanitarios que contribuyan a la disminución de la tasa de morbilidad y mortalidad de la población rural; promoviendo la integración de la comunidad, su reagrupamiento y el arraigo de las familias al medio rural.

Para el ejercicio fiscal 2005, el Servicio Autónomo estima construir a través de los recursos proveniente del Fondo de Aportes del Sector Público, 765 viviendas por el Programa Ordinario y 2028 viviendas en comunidades indígenas, estas obras se ejecutarán en áreas rurales de difícil acceso y en muchos casos alejados de los centros poblados.

Proseguir con obras destinadas al desarrollo de redes de cloacas en zonas rurales y de redes para suministro de aguas potables, las cuales se ejecutaran en coordinación con Gobernaciones, Alcaldías y el Ministerio del Ambiente y los Recursos Naturales.

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE LA VIVIENDA (CONAVI)

El Consejo Nacional de la Vivienda (CONAVI), actúa como asesor para la definición de la Política Habitacional, para lo cual percibirá aportes en el Ejercicio Fiscal 2005, destinados a financiar sus gastos de funcionamiento. Asimismo, continuará desarrollando el programa de Asistencia Técnica dirigido a la promoción y creación de Organizaciones Intermedias de Vivienda (OIV) y Organizaciones Comunitarias de Vivienda (OCV), todo enmarcado dentro de la prioridad establecida por el Ejecutivo Nacional, para definir las directrices en materia de desarrollo habitacional, particularmente aquellos que benefician a la población de menores recursos. Igualmente las asignaciones previstas permitirán cumplir su rol de supervisor y evaluador de la ejecución de los planes nacionales de vivienda y de los planes anuales habitacionales.

SERVICIO AUTÓNOMO DE FONDOS INTEGRADOS DE VIVIENDA (SAFIV)

El Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV), tiene a su cargo la administración y supervisión de los fondos que conforman el subsistema de Vivienda y política habitacional los cuales se constituyen en dos regímenes: el Régimen de Capitalización Individual representado por el Fondo mutual Habitacional y el Régimen de Solidaridad representado por el Fondo de Aportes del Sector público, asimismo con los recursos de los beneficiarios de los programas reproductivos del Subsistema de Vivienda y Política Habitacional, se constituye además el Fondo de Garantía y el Fondo de Rescate.

Para el Ejercicio Fiscal 2005, el Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV), establece como meta suscribir 1.900 Fideicomisos para abordar el Plan Nacional de Vivienda, diseñado por el Consejo Nacional de la Vivienda (CONAVI).

DESARROLLOS URBANOS DE LA COSTA ORIENTAL DEL LAGO DE MARACAIBO, S.A. (DUCOLSA)

La empresa tiene como objetivo garantizar el cumplimiento de las acciones para lograr las expropiaciones, construcciones y acciones sociales, que requieren para cumplir con la misión de reubicación de la población sometida al fenómeno de la subsidencia en la Costa Oriental del Lago de Maracaibo; así como elevar la calidad de vida de la población a reubicar.

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD MUNICIPAL (FUNDACOMUN)

La Fundación para el Desarrollo de la Comunidad y Fomento Municipal para el año 2005, tiene planteado el fortalecimiento de la Unidades Desconcentradas (Coordinaciones Estadales), para brindar apoyo a los organismos municipales y a las comunidades a fin de diseñar planes que se orienten a la gestión, formulación y ejecución de proyectos de impacto social, que favorezcan a los sectores más necesitados de la población.

De igual manera, participar de forma activa en el diseño de propuestas, planes y proyectos del Gobierno Nacional así como de la propia institución y servir de facilitadores en el proceso de participación e integración de las comunidades que se traduzcan en beneficios al colectivo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Transferencias	Documento	12	662.370.517.911
-Transferencias	Tramitación	12	
Gastos de Funcionamiento	Documento	1	1.500.000.000
TOTAL			**663.870.517.911**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de Personal	697.932.500
	- Recursos Ordinarios	697.932.500
402	Materiales y Suministros	53.790.000
	- Recursos Ordinarios	53.790.000
403	Servicios No Personales	748.277.500
	- Recursos Ordinarios	748.277.500
407	Transferencias	662.370.517.911
	- Recursos Ordinarios	561.605.700.000
	- Programas y Proyectos	100.764.817.911
	• Caracas Mejoramientos de Barrios (CAMEBA)	50.314.680.722
	• Construcción y Rehabilitación de Acueductos y Cloacas Rurales	2.150.000.000
	• Complemento FASP 2005	15.145.212.083
	• Construcción de 1.000 Viviendas en el Desarrollo Urbanístico "Llanos de Monay"	1.134.000.000
	• Plan de Construcción Masivo de Viviendas	15.145.212.083
	• Misión Vivienda	15.145.212.083
	• Catedral de Maracaibo I Etapa	4.532.454
	• Programa de Inversión PRODUZCA	1.725.968.486
	TOTAL	**663.870.517.911**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Contratado	36	388.800.000
- Empleado	36	388.800.000
TOTAL	**36**	**388.800.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	662.370.517.911
				• **A0662 – Instituto Nacional de la Vivienda (INAVI)**	**83.955.300.000**
				Transferencias Corrientes	83.955.300.000
				- Recursos Ordinarios	83.955.300.000
				• **A0386 – Fundación para el Equipamiento de Barrios (FUNDABARRIOS)**	**1.284.000.000**
				Transferencias Corrientes	1.284.000.000
				- Recursos Ordinarios	1.284.000.000
				• **A0714 – Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)**	**8.500.000.000**
				Transferencias Corrientes	8.500.000.000
				- Recursos Ordinarios	8.500.000.000
				• **A0326 – Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)**	**66.223.580.722**
				Transferencias Corrientes	15.908.900.000
				- Recursos Ordinarios	15.908.900.000
				Transferencias de Capital	50.314.680.722
				- Programas y Proyectos	50.314.680.722
				• Caracas Mejoramientos de Barrios (CAMEBA)	50.314.680.722
				• **A0071 – Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)**	**48.975.400.000**
				Transferencias Corrientes	46.825.400.000
				- Recursos Ordinarios	46.825.400.000
				Transferencias de Capital	2.150.000.000
				- Programas y Proyectos	2.150.000.000
				• Construcción y Rehabilitación de Acueductos y Cloacas Rurales	2.150.000.000
				• **A0905 – Servicio Autónomo Fondos Integrados de Vivienda (SAFIV)**	**447.993.668.703**
				Transferencias de Capital	447.993.668.703

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				- Recursos Ordinarios	401.419.500.000
				• Ley de Política Habitacional	401.419.500.000
				- Programas y Proyectos	46.574.168.703
				• Complemento FASP 2005	15.145.212.083
				• Construcción de 1.000 Viviendas en el Desarrollo Urbanístico "Llanos de Monay"	1.134.000.000
				• Plan de Construcción Masivo de Viviendas	15.145.212.083
				• Misión Vivienda	15.145.212.083
				• Catedral de Maracaibo I Etapa	4.532.454
				• **A0601 – Desarrollos Urbanos de la Costa Oriental del Lago de Maracaibo S.A. (DUCOLSA)**	**2.712.600.000**
				Transferencias Corrientes	2.712.600.000
				- Recursos Ordinarios	2.712.600.000
				• **A0675 – Promotora del Desarrollo Urbano de la Región Zuliana C.A. (PRODUZCA)**	**2.725.968.486**
				Transferencias Corrientes	1.000.000.000
				- Recursos Ordinarios	1.000.000.000
				Transferencias de Capital	1.725.968.486
				- Programas y Proyectos	1.725.968.486
				• Programa de Inversión PRODUZCA	1.725.968.486

PROGRAMA: 98 – Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Entes Descentralizados

INSTITUTO NACIONAL DE CANALIZACIONES (INC)

El Instituto Nacional de Canalizaciones, tiene como misión administrar, mantener, mejorar desarrollar y asegurar los canales marítimos, fluviales y lacustres, a través del estudio, financiamiento, construcción, conservación e inspección de las vías de navegación, para garantizar conjuntamente con otros entes su integridad y seguridad a fin de contribuir al desarrollo del país, para que Venezuela pueda competir en el ámbito de la economía globalizada, promoviendo a nivel nacional e internacional sus servicios integrales, capacidad técnica y profesional a través de una administración eficiente y procurando la preservación del ambiente.

Sus principales objetivos son la consolidación, mantenimiento y administración de manera eficiente de los Canales de Navegación del Lago de Maracaibo y Río Orinoco, el desarrollo de nuevas vías de navegación, como contribución al desarrollo socioeconómico regional y al ordenamiento del territorio y la optimización de los niveles de eficiencia en las áreas de apoyo administrativo, operacional, logístico y de control que posibiliten el fortalecimiento institucional.

Para el año 2005 el Instituto profundiza la obtención de recursos propios a través de una política intensa de mejoramiento de los servicios prestados en los Canales de Navegación y de la oferta de Dragado Comercial a diversas Instituciones Públicas y Privadas.

La política de gastos del instituto estará enfocada a:

- Hacer especial énfasis en continuar la política de recuperación de los equipos de trabajo del Instituto.
- Prever la ejecución de proyectos y gastos de inversión que mejoren las condiciones técnicas del mantenimiento de los canales de navegación por parte del Instituto.
- Culminar la cancelación de la Draga Guayana.
- Asignar recursos a diversos proyectos de actualización técnica.

FUNDACIÓN PROPATRIA 2000

La Institución estará orientada a la ejecución de obras civiles, a la adquisición de bienes y servicios, para el cumplimiento de los objetos y metas de la Fundación a fin de lograr un mejor nivel de desarrollo, calidad de vida y bienestar social en los sectores mas necesitados del país, para ello utilizaremos la ejecución de obras a través de la contratación y la adjudicación directa por parte de la Fundación, dentro de estas obras se destacan:

- Continuar con la ejecución de los proyectos iniciados desde el año 2002, con especial énfasis en las obras mas prioritarias.
- Ejecutar proyectos viales en coordinación con el Ministerio de Infraestructura (MINFRA), los Gobernadores y Alcaldes y demás Entes Regionales.
- Atender las demandas realizadas por las regiones en materia de pavimentación, asfalto y bacheo en general de calles y avenidas, canalización de aguas servidas a través de red de cloacas y construcción de red de aguas blancas.
- Construcción de tramos de autopistas y carreteras, mediante la administración directa de la Fundación PROPATRIA.

- Incentivar la asociación cooperativa de la población reubicada en los desarrollos habitacionales, construidos por el Ejecutivo Nacional y contribuir con la generación de nuevos puestos de trabajo.

- Adecuar la estructura organizativa de la Fundación, conforme a las demandas de la Sociedad en General.

- Lograr la obtención oportuna de los recursos financieros, previstos en la cuota de desarrollo de la Ley Especial de Endeudamiento Anual del año 2005, para minimizar los efectos de la inflación.

- Atender las obras de emergencia que en materia de Infraestructura Médica, Educativa, Deportiva o de Servicios requiera el Ejecutivo Nacional, Estadal o Municipal.

INSTITUTO AUTÓNOMO AEROPUERTO INTERNACIONAL DE MAIQUETÍA (I.A.A.I.M.)

El Aeropuerto Internacional de Maiquetía, como principal terminal aéreo del país, tiene como norma regular, operar, controlar los vuelos tanto Nacional como Internacional que tienen como vía de entrada y salida la Gran Caracas, logrando con ello una gestión segura, eficiente y rentable del manejo de pasajeros y carga a través de un proceso constante de supervisión, revisión y mejoramiento contribuyendo al crecimiento social y económico del país.

Contribuyendo de esta forma el portal de la Américas, a través del traslado de pasajeros, carga y movimiento de aeronaves de Latinoamérica líder en atención al usuario y modelo de seguridad aeroportuaria, eficiencia y rentabilidad, mediante la gestión de los recursos humanos, materiales y tecnológicos orientados a la excelencia de los resultados.

En este sentido, la institución tiene previsto para el Ejercicio Fiscal 2005, como Política ejecutar una serie de actividades dirigidas a cumplir con los siguientes objetivos.

- Precios y Tarifas para el Ejercicio Fiscal 2005, el Instituto Autónomo Aeropuerto Internacional de Maiquetía indica el proceso de actualización del sistema de tarifa por servicio a las aeronaves.

- Atender a todos los servicios inherentes al movimiento de aeronaves, pasajeros y carga en el aeropuerto.

- Diseñar en implantar programas de mantenimiento preventivo y correctivo las instalaciones, equipos, áreas de pistas y zonas verdes.

- Adquirir equipos y sistemas destinados a lograr la necesaria plataforma tecnológica y ejecutar e inspeccionar la construcción de obras orientadas en su conjunto a elevar la categoría del aeropuerto.

- Incrementar la participación de los ingresos generados por las concesiones comerciales en la estructura de ingresos del organismo.

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD (FUNDALANAVIAL)

La fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL), tiene como objetivos principales para el año 2005, mayor control de calidad en la construcción vial, protección de la infraestructura vial, disminución en el número de accidentes viales, reducción de costos de mantenimiento, control de la rata de deterioro de los pavimentos, optimización de las inversiones en vialidad y mejoramiento de la confiabilidad de la red.

INSTITUTO NACIONAL DE AVIACIÓN CIVIL

El Instituto Nacional de Aviación Civil, creado según Decreto con Fuerza de Ley N° 1.446 de fecha 18/09/2001, adscrito al Ministerio de Infraestructura, de naturaleza técnica, dotado de personalidad jurídica y patrimonio propio, distinto e independiente de la Hacienda Pública Nacional, con autonomía técnica, financiera, organizativa y administrativa, constituye el instrumento del Poder Público Nacional para ejercer las competencias en materia de aviación Civil como Autoridad Aeronáutica de la República Bolivariana de Venezuela.

En este sentido, el Instituto Nacional de Aviación Civil, se asume conceptualmente como una institución cuyas competencias se orientan hacia la regulación, planificación, promoción, desarrollo, protección y vigilancia de la Aviación Civil en todo el territorio Nacional en coordinación con las directrices que al efecto dicte el Ministerio de Infraestructura.

SERVICIO COORDINADO DE TRANSPORTE ÁEREO DEL EJECUTIVO NACIONAL (SATA)

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), tiene como misión fundamental, efectuar operaciones de apoyo aéreo de carácter administrativo, con la finalidad de cubrir las necesidades de transporte que tienen los diferentes organismos que conforman el Ejecutivo Nacional.

Asimismo, el SATA es el encargado de realizar el mantenimiento general de las aeronaves bajo su adscripción; del adiestramiento del personal de tripulantes de las aeronaves, técnicos aeronáuticos y profesionales operadores de los sistemas asignados y responsables de llevar el inventario del Parque Aéreo.

Para el Ejercicio 2005, el organismo tiene previsto las siguientes políticas:

- Impulsar el diseño y normalización del servicio con miras a consolidarlo como un ente rentable de la Administración Pública.
- Impulsar la captación de recursos a través de diferentes fuentes de ingresos.
- Promover la proyección de la imagen corporativa como su servicio aeronáutico integral óptimo.
- Garantizar la prestación de servicios aeronáuticos con los más altos índices de excelencia, confort y seguridad.
- Fortalecer las medidas de seguridad para el resguardo de personas, bienes e instalaciones de la Institución.
- Promover la captación de usuarios para ofrecerles los diferentes servicios aeronáuticos.

INSTITUTO NACIONAL DE TRÁNSITO Y TRANSPORTE TERRESTRE (I.N.T.T.T.)

El Instituto Nacional de Tránsito y Transporte Terrestre (I.N.T.T.T), tiene previsto para el año 2005, orientar su política de gastos a seguir fortaleciendo sus unidades operativas, a través de la modernización de los sistemas informáticos, además del equipamiento en infraestructura tecnológica y de recursos humanos calificados con la finalidad de prestar una atención rápida y oportuna al usuario, garantizando el cumplimiento de la Ley de Tránsito y Transporte Terrestre mediante un excelente Servicio de Vigilancia.

Entre los planes tangibles para el ejercicio fiscal 2005 se destacan la reubicación en una sede propia, la inversión en plataforma informática, operativos para tramitación de licencias, certificados médicos y placas de vehículos, así como la ejecución de los operativos de Carnavales y Semana Santa 2005, con la participación de Cinco Mil Quinientos Sesenta y Siete (5.567) vigilantes de tránsito, cubriendo las principales arterias viales del país para suministro de cuidados, apoyo y ayuda a los vacacionistas.

COMISION NACIONAL DE TELECOMUNICACIONES (CONATEL)

La Comisión Nacional de Telecomunicaciones (CONATEL), se ha propuesto continuar con su objetivo estratégico de promover el desarrollo y prestación de servicios de telecomunicaciones, procurando mantener el equilibrio entre la eficiencia económica y la equidad social.

INSTITUTO NACIONAL DE LOS ESPACIOS ACUÁTICOS E INSULARES (INEA)

En el marco de desarrollo el Instituto Nacional de los Espacios Acuáticos (INEA), tiene como Política ejecutar una serie de actividades dirigidas a cumplir con los siguientes objetivos.

Adecuar los gastos de personal del INEA al nuevo Registro de Asignación de Cargos, y proceder a la normalización de la plantilla de personal a través de ascensos mediante la realización de concursos Públicos, así como también impulsar los planes de capacitación y adiestramiento que tiendan a la optimización del Recurso Humano Institucional.

Someter a consideración y aprobación de las autoridades competentes, el Reglamento del Fondo Nacional de los Espacios Acuáticos e Insulares a fin de contribuir al financiamiento de Proyectos de Inversión que tengan que ver con el sector acuático y redunden en beneficio de la economía social del país.

Continuar impulsando y dinamizando la adecuación, construcción, modificación y mantenimiento de la Infraestructura Acuática en las Capitanías, Delegaciones y otras circunscripciones acuáticas, en el ámbito Nacional coordinando, controlando y ejecutando obras de Infraestructura, de acuerdo a cronograma de actividades previstas en el POI.

Efectuar los análisis y estudios del Régimen Tarifario, en el entorno de actuación del Instituto para su ajuste y presentación a los entes rectores en la materia para su respectiva aprobación y posterior publicación en Gaceta Oficial.

INSTITUTO AUTÓNOMO FERROCARRILES DEL ESTADO (IAFE)

El instituto tiene como objetivo el estudio, proyecto, construcción, desarrollo, ampliación, conservación, mantenimiento y explotación de los ferrocarriles de transporte público. Como parte de una política integral a corto y mediano plazo para el año 2005 realizará una serie de actividades dirigidas a cumplir con los siguientes objetivos:

- Incentivar el proceso de apertura para la participación en la ejecución de los diferentes proyectos ferroviarios.

- Obtener los recursos necesarios que aseguren cumplir los planes de trabajo para la ejecución de la rehabilitación del Sistema Centro Occidental, culminación del Sistema de Transporte Ferroviario de la Región Central en su Primera Etapa Caracas- Tuy Medio y la continuación de la obra Puerto cabello- La Encrucijada.

- Optimizar la explotación del sistema ferroviario mediante la modernización de la estructura organizacional, la potenciación de la acción comercial y la implantación integral de una oferta de servicio de alta competitividad.

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

La fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene por objeto la promoción, financiamiento y ejecución de programas, proyectos y obras para el transporte urbano y suburbano, así como la rehabilitación y conservación mayor de la red vial principal del país, con el fin de contribuir a mejorar los niveles de la vida de la población, en correspondencia con las estrategias de desarrollo y las políticas establecidas por el Ejecutivo Nacional, para lograr su objetivo, tiene a su cargo la realización de las siguientes actividades:

- Promoción, fomento, apoyo y financiamiento de programas y proyectos orientados a mejorar la calidad y eficiencia del transporte urbano, a través del fortalecimiento institucional de los diferentes niveles del sector público.

- Buscar la calidad del servicio de transporte público a través del financiamiento de unidades, renovación, repotenciación y sustitución de taxis.

- Continuar con el rescate de la red vial principal, en coordinación con las autoridades regionales, mediante la rehabilitación y el mantenimiento de las carreteras, puentes y túneles.
- Inversión física en obras, servicios y equipos dirigidos a establecer y fortalecer nexos (Flota) con las Alcaldías.

- Planificar, dirigir, coordinar y supervisar la implementación de los programas Nacional de Transporte Urbano, Compensación al Transporte, Plan Nacional de Modernización del Transporte Terrestre, Rehabilitación de Puentes, Túneles y Carreteras.

C. A. METRO DE CARACAS

La C.A. Metro de Caracas, tiene como actividad principal el transporte público masivo de pasajeros de naturaleza muy compleja, con una evidente connotación social, que requiere la disponibilidad de mano de obra calificada, para atender la diversidad de equipos y estructuras que garanticen la ejecución normal de sus actividades medulares que son la construcción y equipamiento de líneas, el transporte masivo de pasajeros, a través de los sistemas METRO Y METROBUS y el mantenimiento de equipos, instalaciones e infraestructura

Para el año 2005, se intensificará la construcción de la infraestructura y fabricación de los equipos de la Línea IV Tramo Capuchinos-Plaza Venezuela; se realizará la reubicación de los Servicios Públicos y se iniciarán las Obras Civiles del Tramo El Valle-La Rinconada de la Línea III. En el Sistema de Transporte Subterráneo, se realizará la recuperación y el mantenimiento mayor de la vías Férreas; se repotenciará la Planta de Refrigeración N° 2 y se realizará la repotenciación del Sistema de Cobro de Pasaje de las Líneas I, II y III. En el Sistema de Transporte Superficial se recibirán e incorporarán a las diferentes rutas, setenta (70) nuevos Autobuses, se construirá y equipará la Operadora La Paz e igualmente se construirá y equipará la Operadora del Este.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Transferencias	Documento	18	1.993.818.264.679
TOTAL			**1.993.818.264.679**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
407	Transferencias	1.993.818.264.679
	- Recursos Ordinarios	428.499.138.000
	- Programas y Proyectos	1.536.661.109.754
	• Tercera Etapa de la Línea I. Metro de Valencia	66.816.000
	• Programa de Gestión y Conservación de la Red Vial Principal (VIAL III)	254.573.873.348
	• Programa Nacional de Transporte Urbano II Etapa (PNTU II)	1.612.500.000
	• Proyecto "Programa de Ferrocarriles" (Plan Ferroviario)	258.000.000.000
	• Ambientación Urbanística de Miraflores	64.500.000.000
	• Mejoramiento del Sistema de Señalización de los Canales de Navegación del Lago de Maracaibo y Río Orinoco	166.562.400
	• Adquisición de dos (2) Unidades de Hidrografía para ser Utilizada en los Canales de Navegación del Lago de Maracaibo y Río Orinoco	777.600.000
	• Modificaciones y Modernización de la Draga Guayana.	361.920.000
	• Recuperación Integral de Taludes en el Canal del Lago de Maracaibo (Fase II)	341.568.000
	• Adquisición de una Draga Mediana Autopropulsada de Tolva para ser Utilizada en el Desarrollo del Eje Orinoco-Apure	1.152.000.000
	• Adquisición de una Lancha para Transporte de Pasajeros para ser Utilizada en el Canal de Navegación del Lago de Maracaibo	46.080.000
	• Adquisición de una Lancha para Transporte de Pasajeros para ser Utilizada en el Canal de Navegación del Río Orinoco	46.080.000
	• Adquisición de un Buque Multipropósito para ser Utilizado en los Canales de Navegación del Lago de Maracaibo y del Río Orinoco	460.800.000
	• Recuperación de las Profundidades de Diseño del Canal de Navegación del Río Orinoco	861.000.000
	• Mejoras al Muelle Flotante de la División Base Caicara de la Gerencia Canal del Orinoco	10.008.000
	• Recuperación de Siete (7) Puertos Públicos a lo Largo del País	7.313.760.000
	• Sistema Nacional de Prevención y Lucha Contra Derrames de Hidrocarburos y Otras Sustancias Contaminantes (Art. 94 Ley General de Minas Marinas y Actividades Conexas, G.O. 37.570 de Fecha 14/11/2002)	330.898.437
	• Construcción de Puertos Públicos de Uso Comercial	928.800.000
	• Construcción de Puerto Fluvial en el Eje Orinoco-Apure	2.322.000.000
	• Refracción, Equipamiento y Remodelación de Oficinas Postales	150.000.000
	• Adquisición Flota de Vehículos	167.325.000
	• Dotación Equipos Correo	86.903.715
	• Descentralización Informática y Automatización de las Oficinas Postales	22.622.400
	• Remodelación y Ampliación de la Sede del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	54.000.000
	• Acondicionamiento Interno y Pintura Externa de las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	35.136.000
	• Equipamiento de Cinco (5) Motores para las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	82.237.500
	• Modernización de Equipos de Aviónica y Navegación a las Naves Adscritas al Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA) debido a la obsolescencia de los mismos	70.950.000
	• Modificación del Sistema de Acondicionado de Aire de las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	12.900.000
	• Modernización de Aeropuertos Control de Tráfico Aéreo	23.423.175.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
	• Metro de Maracaibo	7.170.250.000
	• Metro de Los Teques	38.700.000.000
	• Línea IV Tramo I.	44.746.919.741
	• Fin Línea III Tramo El Valle La Rinconada	58.050.000.000
	• Línea IV Tramo Capuchinos-Plaza Venezuela	4.305.296.611
	• Línea III Tramo El Valle La Rinconada	166.458.541.453
	• Inversiones Operativas	31.230.900.000
	• Transporte Superficial	10.930.810.700
	• Extensión Línea III	15.615.450.000
	• Sistema de Transporte Edo. Mérida	3.325.933.449
	• Primera Etapa de la Línea I del Metro de Valencia	29.025.000.000
	• Segunda Etapa de la Línea I del Metro de Valencia	8.288.442.000
	• Metro de Valencia Línea II Construcción Obras Civiles	48.375.000.000
	• Nuevo Programa para Finalizar Ferrocarril Caracas Tuy Medio I y II Etapa	140.539.050.000
	• Segunda Etapa del Sistema Ferroviario de la Región Central Tramo Puerto Cabello-La Encrucijada	311.922.000.000
	- Otras Fuentes de Financiamiento	28.658.016.925
	TOTAL	**1.993.818.264.679**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				• **A0411 - Fundación Pro - Patria 2000**	**65.907.500.000**
				Transferencias Corrientes	1.407.500.000
				- Recursos Ordinarios	1.407.500.000
				- Programas y Proyectos	64.500.000.000
				• Ambientación Urbanística de Miraflores	64.500.000.000
				• **A0940 - Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)**	**68.000.000.000**
				Transferencias Corrientes	68.000.000.000
				- Recursos Ordinarios	68.000.000.000
				• **A0621 - C.A. Metro de Caracas (CAMETRO).**	**492.337.918.505**
				Transferencias Corrientes	161.000.000.000
				- Recursos Ordinarios	161.000.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				• Pliego Conciliatorio	65.000.000.000
				• Subsidio Operacional	30.000.000.000
				• Mantenimiento del Sistema Integral	36.000.000.000
				• Subsidio Estudiantil	30.000.000.000
				Transferencias de Capital	331.337.918.505
				- Programas y Proyectos	
				• Línea IV Tramo I.	44.746.919.741
				• Fin Línea III Tramo El Valle La Rinconada	58.050.000.000
				• Línea IV Tramo Capuchinos-Plaza Venezuela	4.305.296.611
				• Línea III Tramo El Valle La Rinconada	166.458.541.453
				• Inversiones Operativas	31.230.900.000
				• Transporte Superficial	10.930.810.700
				• Extensión Línea III	15.615.450.000
				• **A0659 - Instituto Autónomo Ferrocarriles del Estado (IAFE)**	**719.860.002.800**
				Transferencias Corrientes	7.000.000.000
				- Recursos Ordinarios	7.000.000.000
				Transferencias de Capital	712.860.002.800
				- Recursos Ordinarios	2.398.952.800
				• Convenio Integral de Cooperación	2.398.952.800
				- Programas y Proyectos	710.461.050.000
				• Proyecto Programa de Ferrocarriles "Plan Ferroviario"	258.000.000.000
				• Proyecto "Nuevo Programa para Finalizar Ferrocarril Caracas-Tuy Medio I y II Etapa"	140.539.050.000
				• Proyecto "2da Etapa del Sistema Ferroviario de la Región Central Tramo Puerto Cabello-La Encrucijada"	311.922.000.000
				• **A0661 – Instituto Nacional de Canalizaciones (INC)**	**11.723.618.400**
				Transferencias Corrientes	7.500.000.000
				- Recursos Ordinarios	7.500.000.000
				Transferencias de Capital	4.223.618.400
				- Programas y Proyectos	4.223.618.400
				• Mejoramiento del Sistema de Señalización de los Canales de Navegación del Lago de Maracaibo y Río Orinoco	166.562.400
				• Adquisición de dos (2) Unidades de Hidrografía para ser Utilizada en los Canales de Navegación del Lago de Maracaibo y Río Orinoco	777.600.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				• Modificaciones y Modernización de la Draga Guayana.	361.920.000
				• Recuperación Integral de Taludes en el Canal del Lago de Maracaibo (Fase II)	341.568.000
				• Adquisición de una Draga Mediana Autopropulsada de Tolva para ser Utilizada en el Desarrollo del Eje Orinoco-Apure	1.152.000.000
				• Adquisición de una Lancha para Transporte de Pasajeros para ser Utilizada en el Canal de Navegación del Lago de Maracaibo	46.080.000
				• Adquisición de una Lancha para Transporte de Pasajeros para ser Utilizada en el Canal de Navegación del Río Orinoco	46.080.000
				• Adquisición de un Buque Multipropósito para ser Utilizado en los Canales de Navegación del Lago de Maracaibo y del Río Orinoco	460.800.000
				• Recuperación de las Profundidades de Diseño del Canal de Navegación del Río Orinoco	861.000.000
				• Mejoras al Muelle Flotante de la División Base Caicara de la Gerencia Canal del Orinoco	10.008.000
				• A0660 – Instituto Postal Telegráfico (IPOSTEL)	**62.309.953.240**
				Transferencias Corrientes	51.977.619.120
				- Recursos Ordinarios	51.977.619.120
				• Gastos de Funcionamiento	46.897.500.000
				• Convenio Integral de Cooperación	5.080.119.120
				Transferencias de Capital	10.332.334.120
				- Recursos Ordinarios	9.905.483.005
				• Convenio de Cooperación Integral	9.905.483.005
				- Programas y Proyectos	426.851.115
				• Refracción, Equipamiento y Remodelación de Oficinas Postales	150.000.000
				• Adquisición de Flota de Vehículos	167.325.000
				• Dotación Equipos Correo	86.903.715
				• Descentralización Informática y Automatización de las Oficinas Postales	22.622.400
				• A0330 - Fundación Fondo Nacional de Transporte Urbano (FONTUR).	**401.786.373.348**
				Transferencias Corrientes	401.786.373.348
				- Recursos Ordinarios	116.941.983.075
				• Gastos de Funcionamiento	15.600.000.000
				• Subsidio Estudiantil	101.341.983.075
				- Otras Fuentes de Financiamiento	28.658.016.925
				• Subsidio Estudiantil	28.658.016.925
				- Programas y Proyectos	256.186.373.348

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				• Programa de Gestión y Conservación de la Red Vial Principal (VIAL III)	254.573.873.348
				• Programa Nacional de Transporte Urbano II Etapa (PNTU II)	1.612.500.000
				• **A0367 - Fundación Laboratorio Nacional de Vialidad (LANAVIAL)**	**580.000.000**
				Transferencias Corrientes	580.000.000
				- Recursos Ordinarios	580.000.000
				• **A0637- Instituto de Infraestructura de Mérida (INFRAM) Sistema de Transporte Masivo Estado Mérida**	**3.325.933.449**
				Transferencias de Capital	3.325.933.449
				- Programas y Proyectos	3.325.933.449
				• Sistema de Transporte Edo. Mérida	3.325.933.449
				• **A0212- C.A. Metro de Los Teques**	**38.700.000.000**
				Transferencias de Capital	38.700.000.000
				- Programas y Proyectos	38.700.000.000
				• Metro de Los Teques	38.700.000.000
				• **A0651- C.A. Metro de Valencia**	**85.755.258.000**
				Transferencias de Capital	85.755.258.000
				- Programas y Proyectos	
				• Primera Etapa de la Línea I del Metro de Valencia	29.025.000.000
				• Segunda Etapa de la Línea I del Metro de Valencia	8.288.442.000
				• Tercera Etapa de la Línea I del Metro de Valencia	66.816.000
				• Metro de Valencia Línea II Construcción Obras Civiles	48.375.000.000
				• **A0148- C.A. Metro de Maracaibo**	**7.170.250.000**
				Transferencias de Capital	7.170.250.000
				- Programas y Proyectos	7.170.250.000
				• Metro de Maracaibo	7.170.250.000
				• **A0939- Instituto Nacional de Aviación Civil (INAC)**	**23.423.175.000**
				Transferencias de Capital	23.423.175.000
				- Programas y Proyectos	23.423.175.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				• Modernización de Aeropuertos Control de Tráfico Aéreo	23.423.175.000
				• **A0830- Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)**	**2.042.823.500**
				Transferencias Corrientes	1.787.600.000
				- Recursos Ordinarios	1.787.600.000
				Transferencias de Capital	255.223.500
				- Programas y Proyectos	255.223.500
				• Remodelación y Ampliación de la Sede del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	54.000.000
				• Acondicionamiento Interno y Pintura Externa de las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	35.136.000
				• Equipamiento de Cinco (5) Motores para las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	82.237.500
				• Modernización de Equipos de Aviónica y Navegación a las Naves Adscritas al Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA) debido a la obsolescencia de los mismos	70.950.000
				• Modificación del Sistema de Acondicionado de Aire de las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte del Ejecutivo Nacional (SATA)	12.900.000
				• **A0932 Instituto Nacional de los Espacios Acuáticos (INEA)**	**10.895.458.437**
				Transferencias de Capital	10.895.458.437
				- Programas y Proyectos	10.895.458.437
				• Sistema Nacional de Prevención y Lucha Contra Derrames de Hidrocarburos	330.898.437
				• Construcción de Puerto Fluvial en el Eje Orinoco-Apure	2.322.000.000
				• Construcción de Puertos Públicos de Uso Comercial	928.800.000
				• Recuperación de siete (7) Puertos Públicos a lo Largo del País	7.313.760.000

29. Ministerio de Planificación y Desarrollo

MINISTERIO DE PLANIFICACIÓN Y DESARROLLO

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Presupuesto 2005 del Ministerio de Planificación y Desarrollo, fue elaborado tomando en consideración la continuidad en la política gubernamental establecida en los Lineamientos Generales del Plan de Desarrollo Económico y Social de la Nación 2001- 2007, que privilegia la visión estratégica del desarrollo endógeno, la inclusión social, el fortalecimiento de la diversificación productiva, la creación de Zonas Especiales de Desarrollo Sustentable (ZEDES), la profundización de la democracia participativa y protagónica y la transformación del esquema de ocupación del territorio nacional, a través de la redistribución de la población y de las actividades productivas, con el consecuente establecimiento de los ejes de desarrollo y las fachadas de integración, con miras a integrar espacios regionales internamente y con los países vecinos.

El Ministerio de Planificación y Desarrollo, toma en consideración el carácter estratégico de la asignación de recursos, mediante el establecimiento de una programación más vinculada a los planes y programas fundamentales que adelanta el gobierno en diferentes áreas, manteniendo además una mayor eficiencia entre los ingresos transferidos a los entes públicos descentralizados administrativamente y regionalmente y las responsabilidades de gastos asociadas a las áreas prioritarias.

Por otra parte, se toman en cuenta las restricciones que confrontan las Finanzas Públicas y la rigidez que imponen los aportes legales, que obligan a establecer prioridades en la asignación de recursos disponibles. En este sentido, se ha venido estableciendo un conjunto de acciones orientadas a fortalecer la estructura legal de la Administración Pública Nacional.

En consecuencia, el Ministerio de Planificación y Desarrollo orientará su política presupuestaria al cumplimiento de las funciones establecidas en las diferentes leyes y reglamentos, así como también de aquellas de carácter interno surgida de una política de recursos humanos que estimule la capacitación de funcionarios y el bienestar social, que incida en el desempeño eficiente de las funciones del personal activo, aunado a una política socioeconómica, que beneficie al personal jubilado y pensionado de la institución. Manteniéndose así mismo, los acuerdos y términos que se suscriban con los funcionarios de la Administración Pública Nacional.

Entre las diferentes acciones a llevar acabo por el Ministerio, se pueden citar las siguientes:

- Formular las políticas, estrategias y planes de desarrollo económico y social de la Nación y la preparación de las proyecciones y alternativas.

- Efectuar el seguimiento y evaluar las políticas y planes de desarrollo económico y social, el Plan de Inversión Pública y el Plan Operativo Anual.

- Analizar los efectos de la aplicación de las políticas y estrategias de desarrollo económico en los diferentes sectores de la vida nacional.

- Establecer las propuestas de los lineamientos de la planificación del Estado y de la planificación física y espacial en escala Nacional.

- Participar en la formulación de planes y políticas en sectores productivos, en el comercio, la industria, la tecnología y en los sectores sociales.

- Identificar las alternativas de recursos crediticios provenientes de los entes de financiamiento externo, aplicables al desarrollo económico y social del país.

- Coordinar las actividades de desarrollo regional y velar por su coherencia con las políticas, planes, programas y proyectos económicos, ambiéntales y sociales; así como la estrategia de descentralización y desconcentración, dentro del planteamiento del desarrollo sostenible.

- Establecer los lineamientos de la planificación y el desarrollo regional en escala nacional.

- Compatibilizar los diversos programas sectoriales de desarrollo regional con los programas estadales y municipales.

- Participar en la formulación de políticas y lineamientos para la planificación del desarrollo regional, la ordenación del territorio y la protección del ambiente.

- Coordinar la formulación de la política nacional en materia de inversión pública, de acuerdo a las prioridades establecidas por el Ejecutivo Nacional y orientar las inversiones públicas de los estados y municipios.

- Ejercer el control de tutela sobre los organismos de desarrollo regional.

- Formular las políticas y lineamientos de modernización administrativa e institucional de la Administración Pública Nacional en sus diferentes niveles y sectores, hacer su seguimiento y evaluar sus resultados.

- Evaluar y aprobar las propuestas técnicas de modernización institucional de los organismos de la Administración Pública Nacional.

- Participar en la formulación de los lineamientos y mecanismos de descentralización de competencias y servicios de la Administración Pública Nacional, así como efectuar el seguimiento de tales procesos y evaluar sus resultados.

- Evaluar la gestión de recursos humanos de los órganos de la Administración Pública Central y Descentralizada funcionalmente.

- Evaluar y apoyar el fortalecimiento y la modernización institucional de la Administración Pública Nacional y de los diferentes niveles territoriales de gobierno, para facilitar los procesos de descentralización administrativa.

- Establecer las políticas, estrategias y directrices para la evaluación de los resultados de la gestión de los organismos que integran la Administración Pública Nacional, para su divulgación, así como la evaluación del desempeño institucional de los órganos de la Administración Pública Central y Descentralizada funcionalmente.

- Prestar asistencia técnica a los organismos del Poder Público.

- Prestar asistencia técnica y financiera internacional.

- Vigilar y evaluar los programas y proyectos de asistencia técnica que se ejecuten en el país.

- Coordinar los diferentes regímenes de carrera administrativa en todos sus niveles.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Elaboración, coordinación, seguimiento y evaluación de Políticas de Planificación y Desarrollo Económico de la Nación	Documento	12.885	47.881.254.430
Elaboración, coordinación, seguimiento y evaluación de Políticas de Planificación y Desarrollo Institucional de la Nación	Documento	13.260	7.011.770.030
Elaboración, coordinación, seguimiento y evaluación de Políticas de Planificación y Desarrollo Regional de la Nación	Documento	4.171	2.447.630.026.333
Dirigir, coordinar, ejecutar, controlar, supervisar y asesorar en las actividades administrativas, jurídicas, informativas, control interno, comunicacional y análisis estratégico del Ministerio	Informe	66.446	76.473.674.536
Elaboración, coordinación, seguimiento y evaluación de Planes de las Zonas Especiales de Desarrollo Sustentable	Informe	215.130	247.597.564.893
TOTAL			**2.826.594.290.222**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Planificación y Desarrollo Económico, Regional e Institucional	2.826.594.290.222
	TOTAL	**2.826.594.290.222**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	26.027.905.621
	- Recursos Ordinarios	26.027.905.621
4.02	Materiales y Suministros	3.277.545.347
	- Recursos Ordinarios	3.277.545.347
4.03	Servicios no Personales	46.435.507.931
	- Recursos Ordinarios	41.060.507.931
	- Programas y Proyectos	5.375.000.000
4.04	Activos Reales	5.874.584.552
	- Recursos Ordinarios	5.874.584.552
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.050.000
	- Recursos Ordinarios	300.050.000
4.07	Transferencias	2.744.678.696.771
	- Recursos Ordinarios	2.084.268.166.549
	- Programas y Proyectos	653.715.139.662
	- Otras Fuentes de Financiamiento	6.695.390.560
	TOTAL	**2.826.594.290.222**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	484	5.698.778.448
- Directivo	88	1.296.891.192
- Profesional y Técnico	234	3.166.431.149
- Administrativo	87	650.727.093
- Obrero	75	584.729.014
Personal Contratado	120	959.005.944
- Empleado	108	909.641.484
- Obrero	12	49.364.460
TOTAL	**604**	**6.657.784.392**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	12	46.257.840
II	321.236 - 371.236	21	88.200.000
III	371.237 - 421.237	5	24.000.000
IV	421.238 - 471.238	23	122.577.417
V	471.239 - 521.239	29	172.388.208
VI	521.240 - 571.240	22	141.769.384
VII	571.241 - 621.241	38	273.260.407
VIII	621.242 - 671.242	14	108.722.372
IX	671.243 - 721.243	39	326.733.768
X	721.244 - 771.244	30	266.284.065
XI	771.245 - 821.245	20	190.325.306
XII	821.246 - 871.246	40	405.456.094
XIII	871.247 - 921.247	26	276.792.271
XIV	921.248 - 971.248	22	247.053.036
XV	971.249 - 1.021.249	24	288.187.378
XVI	1.021.250 - 1.071.250	19	238.147.517
XVII	1.071.251 Y MAS	220	3.441.629.329
	TOTAL	**604**	**6.657.784.392**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0015	Corporación de Desarrollo de la Región Central (CORPOCENTRO)	8.826.083.520
A0016	Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	3.764.314.822
A0018	Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	8.442.917.537
A0024	Corporación Venezolana de Guayana (C.V.G.)	282.610.670.113
A0134	Fondo Intergubernamental para la Descentralización (FIDES)	1.979.625.900.000
A0198	Instituto Nacional de Estadística (INE)	44.725.390.238
A0210	Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	33.111.512.451
A0312	Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	3.636.271.253
A0325	Fundación Escuela de Gerencia Social (FEGS)	2.099.615.875
A0335	Instituto Venezolano de Planificación (IVEPLAN)	967.721.466
A0602	C.V.G. Aluminio del Caroní S.A. (ALCASA)	23.423.175.000
A0626	C.V.G. Electrificación del Caroní C.A. (EDELCA)	87.814.770.563
A0665	C.V.G. Industria Venezolana del Aluminio, C.A. (VENALUM)	13.628.021.556
A0941	Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)	246.893.501.392
	TOTAL	**2.739.569.865.786**

PROGRAMA: 01 - Planificación y Desarrollo Económico, Regional e Institucional

UNIDAD EJECUTORA: Despacho del Ministro, Oficina y Unidades de Apoyo

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Elaboración, coordinación, seguimiento y evaluación de Políticas de Planificación y Desarrollo Económico de la Nación	Documento	12.885	47.881.254.430
Elaboración, coordinación, seguimiento y evaluación de Políticas de Planificación y Desarrollo Institucional de la Nación	Documento	13.260	7.011.770.030
Elaboración, coordinación, seguimiento y evaluación de Políticas de Planificación y Desarrollo Regional de la Nación	Documento	4.171	2.447.630.026.333
Dirigir, coordinar, ejecutar, controlar, supervisar y asesorar en las actividades administrativas, jurídicas, informativas, control interno, comunicacional y análisis estratégico del Ministerio	Informe	66.446	76.473.674.536
Elaboración, Coordinación, Seguimiento y Evaluación de Planes de las Zonas Especiales de Desarrollo Sustentable	Informe	215.130	247.597.564.893
TOTAL			**2.826.594.290.222**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	26.027.905.621
	- Recursos Ordinarios	26.027.905.621
4.02	Materiales y Suministros	3.277.545.347
	- Recursos Ordinarios	3.277.545.347
4.03	Servicios no Personales	46.435.507.931
	- Recursos Ordinarios	41.060.507.931
	- Programas y Proyectos	5.375.000.000
	• Facilidad para la Preparación y Ejecución de Proyectos	5.375.000.000
4.04	Activos Reales	5.874.584.552
	- Recursos Ordinarios	5.874.584.552

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.050.000
	- Recursos Ordinarios	300.050.000
4.07	Transferencias	2.744.678.696.771
	- Recursos Ordinarios	2.084.268.166.549
	- Programas y Proyectos	653.715.139.662
	- Otras Fuentes de Financiamiento	6.695.390.560
	TOTAL	**2.826.594.290.222**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	484	5.698.778.448
- Directivo	88	1.296.891.192
- Profesional y Técnico	234	3.166.431.149
- Administrativo	87	650.727.093
- Obrero	75	584.729.014
Personal Contratado	120	959.005.944
- Empleado	108	909.641.484
- Obrero	12	49.364.460
TOTAL	**604**	**6.657.784.392**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	2.739.569.865.786
4.07	01	00	00	Transferencias corrientes internas	84.761.401.836
4.07	01	02	00	Transferencias corrientes al sector público	84.761.401.836
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	77.528.526.124
				A0015 - Corporación de Desarrollo de la Región Central (CORPOCENTRO)	8.826.083.520
				- Recursos Ordinarios	8.826.083.520
				A0016 - Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	3.764.314.822
				- Recursos Ordinarios	3.764.314.822
				A0018 - Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	8.442.917.537
				- Recursos Ordinarios	8.442.917.537
				A0198 - Instituto Nacional de Estadística (INE)	44.500.000.000
				- Recursos Ordinarios	38.862.229.440
				- Otras Fuentes de Financiamiento	5.637.770.560
				A0210 - Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	5.291.601.651
				- Recursos Ordinarios	5.291.601.651
				A0312 - Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	3.636.271.253
				- Recursos Ordinarios	3.636.271.253
				A0325 - Fundación Escuela de Gerencia Social (FEGS)	2.099.615.875
				- Recursos Ordinarios	2.099.615.875
				A0335 - Instituto Venezolano de Planificación (IVEPLAN)	967.721.466
				- Recursos Ordinarios	967.721.466
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	7.232.875.712
				A0941 - Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)	7.232.875.712
				- Recursos Ordinarios	7.232.875.712
4.07	02	00	00	Transferencias de capital internas	675.182.563.950
4.07	02	02	00	Transferencias de capital al sector público	675.182.563.950
4.07	02	02	02	Transferencias de capital a los entes descentralizados	435.521.938.270
				A0024 - Corporación Venezolana de Guayana (C.V.G.).	282.610.670.113
				- Programas y Proyectos	282.610.670.113
				▪ Central Hidroeléctrica de Tocuma (C.V.G. – EDELCA)	21.500.000.000
				▪ Tercer Puente Sobre el Río Orinoco (CVG)	32.250.000.000
				▪ Equipo Electromecánico Caruachi (C.V.G. – EDELCA)	24.388.455.103
				▪ Proyecto Hidroeléctrico Caruachi (C.V.G. – EDELCA)	167.225.050.401
				▪ Caruachi (C.V.G. – EDELCA)	11.926.130.001
				▪ Proyecto Hidroeléctrico Caruachi (C.V.G. – EDELCA)	10.548.709.539
				▪ Puente sobre el Río Caroní. Caruachi (C.V.G. – EDELCA)	1.935.000.000
				▪ Proyectos de Desarrollo de la Red de CVG Telecomunicaciones TELECOM	1.958.400.000
				▪ Reactivación de CABELUM	283.852.800
				▪ Fábrica y Ensamblaje de Tractores Agrícolas VENIRAN TRACTOR	739.031.728
				▪ Adecuación Ambiental y Tecnológica de la Mina Colombia Caratal	1.038.000.000
				▪ Adecuación Ambiental y Tecnológica de la Mina Perú	230.400.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				▪ Proyecto Planta de Alúmina Caicara	460.800.000
				▪ Proyecto Siderúrgico Qualimetal	288.000.000
				▪ Planta de Cemento Cerro Azul Edo Monagas	2.880.000.000
				▪ Proyecto Planta de Tubos	172.396.800
				▪ Plantaciones Forestales con Pino Caribe y Eucalipto, Sobre una Superficie de 120.000 Ha.	645.312.843
				▪ Establecimiento de 4002 Ha. de Plantaciones Forestales, con Eucalipto, en Sector Norte, de la Unidad de Manejo CVG-Imataca, Municipio Casacoima, Estado Delta Amacuro.	44.829.150
				▪ Programa de Desarrollo Forestal del Oriente de Venezuela en su tercera Fase. PRODEFOR III	516.266.336
				▪ Adecuación Tecnológica de los Procesos de Desarrollo. Manejo y Protección de Plantaciones Forestales de Pino Caribe al Sur de los Estados Anzoátegui y Monagas	781.788.375
				▪ Puesta en Marcha de la Unidad de Aprovechamiento y Transporte de Madera Pino Caribe	43.350.966
				▪ Ampliación de la Capacidad de Aprovechamiento Forestal y Transporte de Madera de Pino	516.000.000
				▪ Planta de Secado de Madera Aserrada de Pino Caribe	55.424.011
				▪ Ampliación de la Capacidad de Secado de Madera Aserrada de Pino Caribe	166.272.060
				▪ Construcción de la Ampliación de la Planta de Tratamiento de Agua Potable "Macagua"	510.000.000
				▪ Construcción del Sistema de Acueducto para el Sector Oeste de Puerto Ordaz	1.248.000.000
				▪ Construcción de la Ampliación del Acueducto de Upata	86.400.000
				▪ Sistema de Manejo de Desechos Industriales	172.800.000
				A0198 - Instituto Nacional de Estadística (INE)	225.390.238
				- Programas y Proyectos	225.390.238
				▪ Programa de Fortalecimiento y Modernización del Instituto Nacional de Estadística	225.390.238
				A0210 - Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	27.819.910.800
				- Programas y Proyectos	27.819.910.800
				▪ Programa de Reconstrucción Social en el Estado Vargas (CORPOVARGAS)	4.371.268.200
				▪ Proyecto de Prevención de Desastres (CORPOVARGAS)	9.137.315.100
				▪ Reconstrucción de las Obras de Control de Torrentes del Río San Julián (Programa de Cooperación Financiera Hispano-Venezolano) (CORPOVARGAS)	9.369.270.000
				▪ Proyecto Turístico Pesquero La Zorra (Programa de Reconstrucción y Otras Obras para el Desarrollo del Estado Vargas)	120.000.000
				▪ Proyecto construcción y dotación de módulos para la promoción y desarrollo social y económico de las comunidades del Estado Vargas (A nivel Parroquial) (Programa de Reconstrucción y otras Obras para el Desarrollo del Estado Vargas)	135.000.000
				▪ Estudios, proyectos y capacitación de mano de obra (Programa de reconstrucción y otras obras para el desarrollo del Estado Vargas)	131.700.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				▪ Proyecto control de torrentes en la Quebrada Curucutí Programa de obras y saneamiento ambiental para el Estado Vargas.	295.500.000
				▪ Proyecto control de torrentes en el Río Piedra Azul Programa de obras y saneamiento ambiental para el Estado Vargas.	572.700.000
				▪ Proyecto control de torrentes en la Quebrada Osorio programa de obras y saneamiento ambiental para el Estado Vargas.	31.800.000
				▪ Proyecto control de torrentes en la Quebrada Camurí Chico Programa de obras y saneamiento ambiental para el Estado Vargas.	105.000.000
				▪ Proyecto control de torrentes en el Rio Mamo Programa de obras y saneamiento ambiental para el Estado Vargas.	30.000.000
				▪ Proyecto Control de torrentes en la Quebrada Rio El Cojo Programa de obras y saneamiento ambiental para el Estado Vargas.	75.000.000
				▪ Proyecto control de torrentes en el Río Camurí Grande y limpiezas de cauces de la Parroquia Naiguatá Programa de obras y saneamiento ambiental para el Estado Vargas	549.930.000
				▪ Proyecto de protección y descargas costeras en el tramo Osorio-Guanape Programa de obras y saneamiento ambiental para el Estado Vargas	96.210.000
				▪ Proyecto control de torrentes en el Río Cerro Grande Programa de obras y saneamiento ambiental para el Estado Vargas.	602.880.000
				▪ Proyecto consolidación de costas Programa de obras y saneamiento ambiental para el Estado Vargas.	112.500.000
				▪ Proyecto saneamiento integral Programa de obras y saneamiento ambiental para el Estado Vargas.	690.000.000
				▪ Proyecto de sistema de aguas blancas Programa de obras y saneamiento ambiental para el Estado Vargas.	92.700.000
				▪ Proyecto de infraestructura vial Programa de obras y saneamiento ambiental para el Estado Vargas.	612.600.000
				▪ Ejecución de expropiaciones. Programa de obras y saneamiento ambiental para el Estado Vargas.	233.400.000
				▪ Proyecto de identificación y promoción de oportunidades de inversión en la fachada caribeña del Estado Vargas. Programa de Desarrollo Socioeconómico	92.250.000
				▪ Proyecto complejo turístico artesanal Camurí Chico Programa de Desarrollo Socioeconómico	75.000.000
				▪ Proyecto Productivo Agrícola y Pesquero Autogestionario (PPAPA) Programa de Desarrollo Socioeconómico	161.887.500
				▪ Proyecto de fortalecimiento en gestión de riesgo Programa de Desarrollo Socioeconómico	126.000.000
				A0602 - C.V.G. Aluminio del Caroní S.A. (ALCASA)	23.423.175.000
				- Programas y Proyectos	23.423.175.000
				▪ Línea V Producción de Aluminio CVG ALCASA	23.423.175.000
				A0626 - C.V.G. Electrificación del Caroní C.A. (EDELCA)	87.814.770.563

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				- Programas y Proyectos	87.814.770.563
				▪ Proyectos de Transmisión (CVG EDELCA)	39.038.625.000
				▪ Programa de Inversiones (CVG EDELCA)	46.846.350.000
				▪ Central Termoeléctrica (CVG EDELCA)	1.929.795.563
				A0665 - C.V.G. Industria Venezolana del Aluminio, C.A. (VENALUM).	13.628.021.556
				- Programas y Proyectos	13.628.021.556
				▪ VI Línea de Reducción de Aluminio CVG-Venalum C.A.	13.628.021.556
4.07	02	02	10	Transferencias de Capital a Servicios Autónomos sin Personalidad Jurídica	239.660.625.680
				A0941 - Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)	239.660.625.680
				- Recursos Ordinarios	20.409.804.288
				- Programas y Proyectos	218.193.201.392
				▪ Programa Zonas Especiales de Desarrollo Sustentable (ZEDES)	215.546.561.282
				▪ Programa Impulso y Fortalecimiento de la Actividad Industrial (ZEDES)	812.166.048
				▪ Programa de Equipamiento y Maquinaria Agrícola (ZEDES)	1.834.474.062
				- Otras Fuentes de Financiamiento	1.057.620.000
4.07	07	00	00	Fondo Intergubernamental para la Descentralización FIDES	1.979.625.900.000
4.07	07	01	00	Fondo Intergubernamental para la Descentralización FIDES	1.979.625.900.000
				A0134 - Fondo Intergubernamental para la Descentralización (FIDES).	1.979.625.900.000

30. Ministerio de Ciencia y Tecnología

MINISTERIO DE CIENCIA Y TECNOLOGÍA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Política Presupuestaria del Ministerio de Ciencia y Tecnología (MCT) para la formulación de la Ley de Presupuesto del ejercicio fiscal del año 2005, se orienta al cumplimiento de las atribuciones que legalmente tiene asignadas y se enmarca dentro de las directrices estratégicas establecidas en el Plan de Desarrollo Económico Social de la Nación 2001-2007 y los Lineamientos de Política definidos por el Nivel Estratégico del MCT para la elaboración del Plan Operativo Anual Institucional del año 2005, en el que se consideran tres grandes lineamientos estratégicos institucionales, que orientan la gestión y permiten avanzar progresivamente en la rectoría y coordinación de las actividades que, en materia de ciencia, tecnología e innovación, se desarrollen a nivel nacional. Dichos lineamientos son:

- Promover el Conocimiento para el Desarrollo Local Endógeno.
- Desarrollo del Conocimiento Fundamental para la Vida y la Paz.
- Fortalecer el Sistema Nacional de Ciencia, Tecnología e Innovación.

En este sentido, el MCT en consonancia con su misión de conformar y mantener el Sistema Nacional de Ciencia, Tecnología e Innovación y en su rol de ente rector, coordinador y articulador del sistema, se propone fortalecer la vinculación de los diversos agentes e instituciones, a fin de crear y consolidar redes abiertas, flexibles y procesos de trabajo integrados y fluidos, donde el conocimiento satisfaga demandas prioritarias, aporte soluciones y contribuya a dinamizar el aparato productivo venezolano, a satisfacer los requerimientos de la población y a mejorar su calidad de vida. La visión en un horizonte de mediano plazo apunta hacia una institución al servicio del ser humano que hace "ciencia y tecnología para y con la gente", fomentando la participación ciudadana y comprometida con la generación, uso, difusión y adaptación del conocimiento científico y tecnológico necesarios para el desarrollo del país y el bienestar de la sociedad venezolana.

Por lo antes expuesto, el MCT ha asumido y convertido en reto programático las "Metas del Milenio" acordadas por el Gobierno de Venezuela en el marco de la Organización de las Naciones Unidas (ONU), así como las acciones contempladas en las "Misiones Sociales" en especial "Vuelvan Caras", en la que se consagra la participación del pueblo venezolano en la producción de riqueza, la superación de condiciones de exclusión y el logro de una mejor calidad de vida para el colectivo venezolano, siendo uno de sus objetivos fundamentales la creación y el fortalecimiento de los Núcleos de Desarrollo Endógeno.

Como Directrices Estratégicas para cada Equilibrio, se establecieron:

- Equilibrio Económico: "Desarrollo científico tecnológico en el campo de las nuevas tecnologías".
- Equilibrio Social: "Producción de soluciones científicas, tecnológicas e innovadoras en las áreas de Salud Pública y Educación".
- Equilibrio Político: "Transformación y Modernización de la APN" y "Alcanzar la visibilidad y el posicionamiento de la actividad científica y tecnológica a nivel internacional".
- Equilibrio Territorial: "Promoción del conocimiento para el desarrollo local sustentable a niveles individuales, político, productivo, tecnológico y comunitario, en articulación con los niveles nacionales, estadales y municipales".

De estas directrices se desprende que para desarrollar su compleja gestión institucional, el Ministerio deberá aplicar mecanismos efectivos y de oportuna aplicación, que permitan la captación de recursos financieros sólidos y garantizados, que complementen los recursos asignados por el Ejecutivo Nacional, estableciendo criterios para priorizar y racionalizar el uso y distribución de tales fondos, los cuales están destinados al financiamiento de sus cuatro dimensiones del conocimiento: producción y generación de conocimiento, formación de talento, desarrollo tecnológico, promoción y divulgación, en función de fortalecer e integrar las capacidades nacionales, regionales y locales de ciencia, tecnología e innovación, sintonizándolas con demandas y oportunidades específicas de los distintos sectores de la sociedad venezolana, mediante procesos plurales y concertados de gestión social del conocimiento.

En tal sentido, para dar cumplimiento a estos compromisos en el marco de su política institucional, el Ministerio destinará recursos ordinarios y extraordinarios a financiar los programas de inversión, establecidos en el Pan Operativo Anual Institucional 2005, con énfasis en los proyectos estratégicos nacionales, asociados a los programas ordinarios de financiamiento, los cuales requieren de niveles de inversión adecuados y de la participación de los distintos actores del Sistema Nacional de Ciencia, Tecnología e Información, tanto para la inversión en investigación científica, desarrollo e innovación tecnológica susceptibles de financiamiento, subvención u otra actividad similar; como para los gastos de funcionamiento, promoción y divulgación, cuya ejecución se fundamente en los mecanismos de control y seguimiento formulados para tales efectos.

Para el año 2005 el aporte acordado por el Ejecutivo Nacional para el Ministerio es de Bs. 539.551,85 millones, que se distribuyen de la siguiente forma: Bs. 66.555,28 millones para gastos propios del MCT y Bs. 472.996,57 millones, para atender los aportes a los organismos descentralizados por concepto de gastos corrientes y de capital. Este último monto, incluye Bs. 53.093,03 millones, por concepto de aporte local y Bs. 91.270,84 millones, correspondientes al aporte externo, de los Programas y Proyectos que reciben financiamiento proveniente de operaciones de Crédito Público.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar las actividades del Ministro, servir de enlace entre éste y las demás dependencias del Ministerio y sus organismos adscritos a fin de establecer la proyección y difusión de la imagen institucional.	Revista / Folleto	2	10.504.561.549
Asesora, verificar y evaluar, mediante examen posterior, las actividades administrativas y financieras del MTC, a fin de proponer las recomendaciones tendentes a optimizar el sistema de control interno.	Auditoria/ Consulta Expediente	124	275.519.802
Competencias de organización y funciones establecidas en el reglamento sobre consultoría jurídica de los Ministerios, así como las demás atribuciones que le señalen las Leyes y Reglamentos.	Consultoría / Asesoría	241	189.313.882
Conducir los procesos de planificación a corto plazo, presupuestario y de administración de los recursos humanos, materiales y financieros asignados al Ministerio para su funcionamiento.	Contratación / Curso	195.290	33.822.509.756
Fomentar la cooperación entre instituciones e integrantes del Sistema Nacional de Ciencia y Tecnología e Innovación.	Taller / Jornada / Reunión	177	1.599.716.072
Coordinación de la administración técnica y financiera de la ejecución de los programas y proyectos de investigación y desarrollo de las telecomunicaciones.	Sistema/ Producción	757	383.709.821

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Diseñar políticas, planes, estudios y programas de tecnología de información en coordinación con el despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología.	Taller / Programa	2.077	1.992.765.610
Acciones del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología.	Reunión	1	78.530.926
Diseñar las políticas, planes y lineamientos del Sistema Nacional de Ciencia, Tecnología e Innovación, a los fines de impulsar el desarrollo económico y social del país.	Informe / Evento	3.551	471.411.928
Apoyar las negociaciones y la coordinación científica y tecnológica con los organismos nacionales y extranjeros, responsables o vinculados con las políticas y estrategias nacionales.	Reunión / Misión	223	1.184.828.367
Procurar que la gestión del Ministerio y el Sistema Nacional de Ciencia, Tecnología e Innovación, produzcan los resultados previstos en los planes del sistema.	Consultoría/ Taller	2.051	257.061.333
Planificar y diseñar, controlar e implantar un sistema que permita prestar el apoyo requerido al proceso de financiamiento de las actividades de investigación y desarrollo e innovación en el Sistema Nacional de Ciencia, Tecnología e Innovación.	Desarrollo/ Implantación	216	3.296.557.372
Acciones del viceministro de Investigación e Innovación.	Reunión	1	78.821.578
Orientar la formación y desarrollo del talento humano requerido por el Sistema Nacional de Ciencia, Tecnología e Innovación.	Reunión/ Taller	179	401.469.136
Fortalecer y orientar la investigación científica y tecnológica, en alineación con el Plan Nacional de Ciencia, Tecnología e Innovación y en función del desarrollo económico, social y ambiental del país.	Reunión/ Taller	140	8.856.012.679
Promover la vinculación entre los actores potenciales, involucrados en los procesos de transferencia tecnológico e innovación en función de los requerimientos del desarrollo industrial y competitivo del país.	Convenio/ Taller	183	1.771.109.690
Coordinar y controlar los programas de desarrollo científico y tecnológico en las áreas prioritarias establecidas en el Plan Nacional de Ciencia, Tecnología e Innovación.	Reunión/ Taller	4.973	1.391.385.244

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Transferencias de recursos a los organismos adscritos al Ministerio.	Transferencia	1	472.996.568.778
TOTAL			**539.551.853.523**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades centrales	48.768.096.492
02	Planificación y políticas en ciencia y tecnología	5.288.389.926
03	Investigación e innovación	12.498.798.327
98	Asignaciones a organismos del sector público	472.996.568.778
	TOTAL	**539.551.853.523**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	18.367.619.744
	- Recursos Ordinarios	18.367.619.744
4.02	Materiales y suministros	1.191.527.082
	- Recursos Ordinarios	1.191.527.082
4.03	Servicios no personales	15.274.285.991
	- Recursos Ordinarios	15.274.285.991
4.04	Activos reales	2.451.164.152
	- Recursos Ordinarios	2.451.164.152
4.06	Servicio de la deuda pública y disminución de otros pasivos	150.000.000
	- Recursos Ordinarios	150.000.000
4.07	Transferencias	502.117.256.554
	- Recursos Ordinarios	276.691.983.031
	- Programas y Proyectos	144.363.874.973
	- Otras Fuentes de Financiamiento	81.061.398.550
	TOTAL	**539.551.853.523**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	476	4.232.973.162
- Directivo	26	417.148.164
- Profesional y Técnico	338	3.275.129.818
- Administrativo	64	303.789.752
- Obrero	48	236.905.428
Personal Contratado	20	340.587.216
- Empleado	10	300.000.000
- Obrero	10	40.587.216
TOTAL	**496**	**4.573.560.378**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	15	57.822.300
II	321.236 - 371.236	23	95.149.152
III	371.237 - 421.237	41	192.115.280
IV	421.238 - 471.238	34	179.282.844
V	471.239 - 521.239	7	42.543.708
VI	521.240 - 571.240	21	133.257.036
VII	571.241 - 621.241	31	220.685.952
VIII	621.242 - 671.242	23	178.215.024
IX	671.243 - 721.243	37	316.026.108
X	721.244 - 771.244	36	327.073.380
XI	771.245 - 821.245	20	190.254.196
XII	821.246 - 871.246	28	284.006.538
XIII	871.247 - 921.247	21	225.023.280
XIV	921.248 - 971.248	107	1.218.782.268
XV	971.249 - 1.021.249	16	191.753.844
XVI	1.021.250 - 1.071.250		
XVII	1.071.251 Y MAS	36	721.569.468
	TOTAL	**496**	**4.573.560.378**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0022	Instituto Nacional de Investigaciones Agrícolas (INIA)	113.878.839.752
A0063	Instituto Venezolano de Investigaciones Científicas (IVIC)	76.003.338.163
A0191	Fundación Venezolana de Promoción del Investigador (FVPI)	17.402.450.208
A0209	Centro Nacional de Tecnologías de Información (CNTI)	39.267.997.536
A0303	Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	4.139.106.683
A0313	Fundación Instituto Internacional de Estudios Avanzados (IDEA)	7.055.287.903
A0314	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)	321.632.236
A0315	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	727.201.787
A0316	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	818.710.942
A0318	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	886.107.484
A0319	Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)	439.564.215
A0320	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	1.052.763.839
A0321	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	456.477.503
A0322	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	542.656.495
A0334	Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FII)	8.869.417.548
A0338	Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	850.201.309
A0355	Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)	873.600.000
A0363	Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	3.648.843.534
A0382	Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	1.523.862.820
A0405	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	581.294.110
A0677	QUIMBIOTEC, C.A.	8.030.626.840
A0929	Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	183.125.916.041
A0937	Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	2.500.671.830
	TOTAL	**472.996.568.778**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	28.401.908.272
4.07	99	00	00	Transferencias corrientes y de capital diversas	28.401.908.272
4.07	99	01	00	Transferencias corrientes diversas	28.401.908.272
				S0963 - Transferencias Diversas	28.351.908.272
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB)	50.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	413.136.000
4.07	03	00	00	Transferencias al exterior	413.136.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	413.136.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	413.136.000
				I0080 - Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	432.000
				I0082 - Organización de los Estados Americanos (O.E.A.)	57.648.000
				I0212 - Fundación Internacional para la Ciencia - IFS	432.000
				I0213 - Consejo Internacional de Uniones Científicas - ICSU	1.968.000
				I0214 - Unión Internacional de Ciencias Biológicas - IUBS	3.888.000
				I0215 - Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	36.528.000
				I0216 - Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica - WAITRO	912.000
				I0217 - Programa Internacional de la Geósfera - IGBP	1.968.000
				I0218 - Red Latinoamericana de Ciencias Biológicas - RELAB	5.808.000
				I0219 - Instituto Interamericano para el Cambio Global - IAI	24.048.000
				I0220 - Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	268.848.000
				I0221 - Consorcio Latinoamericano de la Yuca - CLAYUCA	9.648.000
				I0222 - Centro Latinoamericano de Física - CLAF	1.008.000

PROGRAMA: 01 – Actividades Centrales

UNIDADES EJECUTORAS: Dirección del Despacho, Consultoría Jurídica, Oficina de Auditoria Interna, Oficina de Apoyo Administrativo, Dirección General de Cooperación Interinstitucional, Unidad Coordinadora del Fondo de Investigación y Desarrollo de las Telecomunicaciones, Oficina de Tecnologías de Información y Oficina de Análisis Estratégico.

Para el ejercicio fiscal 2005, la gestión del Ministerio correspondiente a la Dirección Superior y Coordinación General, estará orientada hacia la formulación, coordinación, ejecución y seguimiento de las actividades en materia de planificación, presupuesto, administración y servicios, mantenimiento y suministros, recursos humanos, informática y organización, mediante la aplicación de mecanismos de coordinación, apoyo y logística comunes al resto de los Programas Sustantivos del Ministerio, en especial el Programa "Calidad de la Gestión Pública", en materia de política informativa y publicitaria, asuntos protocolares, proyectos especiales, asistencia legal, control interno, cooperación entre instituciones, investigación y desarrollo de telecomunicaciones, tecnologías de información, análisis estratégico y apoyo administrativo. Se fortalecerán las acciones dirigidas a actualizar el ordenamiento jurídico vigente en materia de ciencia, tecnología e innovación y se continuará prestando asistencia técnica al proceso de acondicionamiento, mantenimiento y seguridad de la nueva Sede del Ministerio.

Igualmente, se apoyará el "Programa Tecnologías de Información y Comunicaciones para el Desarrollo" en lo concerniente al Marco Regulatorio de la Tecnologías de Información y Comunicaciones, la Plataforma Nacional de las TIC, Alcaldía Digital, Academia de Software Libre, Infomóviles, Redes del Estado y el financiamiento de proyectos de investigación y desarrollo en telecomunicaciones, todo enmarcado dentro de la generación de políticas públicas en esta materia. Por otra parte, dentro del "Programa Innovación para el Desarrollo Local Endógeno", se fomentará la participación coordinada de actores e instancias del SNCTI mediante la conformación y articulación de actores, de redes de cooperación interinstitucional y de redes de innovación productiva, en el marco del Municipio Innovador, la Misión Vuelvan Caras y la Ruta del Chocolate.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar las actividades del Ministro, servir de enlace entre éste y las dependencias del Ministerio y sus organismos adscritos a fin de establecer la proyección y difusión de la imagen institucional	Revista / Folleto	2	10.504.561.549
Asesorar, verificar y evaluar, mediante examen posterior, las actividades administrativas y financieras del MCT, a fin de proponer las recomendaciones tendentes a optimizar el sistema de control interno	Auditoria / Consulta / Expediente	124	275.519.802
Competencias de organización y funciones establecidas en el reglamento sobren consultora jurídica de los ministerios, así como las demás atribuciones que le señalen las leyes y reglamentos	Consultoría / Asesoría	241	189.313.882
Conducir los procesos de planificación a corto plazo, presupuestario y de administración de los recursos humanos, materiales y financieros asignados al Ministerio para su funcionamiento	Contratación / Curso	195.290	33.822.509.756
Fomentar la cooperación entre instituciones e integrantes del Sistema Nacional de Ciencia, Tecnología e Innovación	Taller / Jornada / Reunión	177	1.599.716.072
Coordinación de la administración técnica y financiera de la ejecución de los programas y proyectos de investigación y desarrollo de las telecomunicaciones	Sistema	757	383.709.821
Diseñar políticas, planes, estudios y programas de tecnología de información en coordinación con el despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología	Taller / Programa	2.077	1.992.765.610
TOTAL			48.768.096.492

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	16.233.010.238
	- Recursos Ordinarios	16.233.010.238
4.02	Materiales y suministros	1.191.527.082
	- Recursos Ordinarios	1.191.527.082
4.03	Servicios no personales	12.913.986.748
	- Recursos Ordinarios	12.913.986.748
4.04	Activos reales	2.451.164.152
	- Recursos Ordinarios	2.451.164.152
4.06	Servicio de la deuda pública y disminución de otros pasivos	150.000.000
	- Recursos Ordinarios	150.000.000
4.07	Transferencias	15.828.408.272
	- Recursos Ordinarios	3.215.700.000
	- Otras Fuentes de Financiamiento	12.612.708.272
	TOTAL	**48.768.096.492**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	311	2.629.757.964
- Directivo	16	253.969.068
- Profesional y Técnico	197	1.909.809.904
- Administrativo	50	229.073.564
- Obrero	48	236.905.428
Personal Contratado	20	340.587.216
- Empleado	10	300.000.000
- Obrero	10	40.587.216
TOTAL	**331**	**2.970.345.180**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	15.612.708.272
4.07	99	00	00	Transferencias corrientes y de capital diversas	15.612.708.272
4.07	99	01	00	Transferencias corrientes diversas	15.612.708.272
				S0963 - Transferencias Diversas.	15.612.708.272
				- Recursos Ordinarios	3.000.000.000
				- Otras Fuentes de Financiamiento	12.612.708.272

PROGRAMA: 02 – Planificación y Políticas en Ciencia y Tecnología

UNIDADES EJECUTORAS: Despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología, Dirección General de Prospección y Planificación, Dirección General de Financiamiento, Dirección General de Relaciones Internacionales y Dirección General de Evaluación de Gestión.

En cuanto a la gestión del Ministerio correspondiente a la Planificación y Desarrollo en Ciencia y Tecnología, se dirigirán los recursos fundamentalmente a la consolidación de los Programas "Calidad de la Gestión Pública", "Visibilidad y Promoción Social de la Ciencia y la Tecnología" y "Ciencia y Tecnología para la Seguridad y Defensa Nacional" con el propósito de fortalecer la planificación a mediano y largo plazo, la metodología prospectiva, estudios prospectivos, construcción de indicadores de ciencia, tecnología e innovación y de su Sistema, dentro del marco del Plan Nacional de Ciencia, Tecnología e Innovación (PNCTI). Igualmente, se implementará el Sistema Integral de Evaluación para el control de la gestión programática del Ministerio y de sus Organismos Adscritos y la administración del Sistema de Información sobre Fuentes y Mecanismos de Financiamiento, en apoyo a los demandantes de recursos financieros para actividades de CTI. Se enfatizará en la identificación de nuevas fuentes de financiamiento provenientes de organismos nacionales, internacionales, públicos y privados, para proyectos que apoyen la investigación, transferencia e innovación de conocimientos y tecnologías, formación del talento humano y coordinación programática. Se pondrá en marcha una Sociedad de Garantías Recíprocas para el Sector de las Tecnologías de Información y Comunicación de la Electrónica y de las Telecomunicaciones (SOGARTICET) y la adecuación institucional al nuevo modelo de gestión por resultados. Se promoverá la instalación de una Base Aeroespacial y el control de riegos tecnológicos y científicos. Se fomentará la negociación y actualización de convenios de cooperación internacional en CTI, mediante la reorientación, ampliación y priorización de los espacios bilaterales y multilaterales. Se apoyará la visibilidad, apropiación y valoración de la Ciencia y la Tecnología, en función de las comunidades virtuales nacionales e internacionales.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Acciones del viceministro de Planificación y Desarrollo en Ciencia y Tecnología.	Reunión	1	78.530.926
Diseñar las políticas, planes y lineamientos del Sistema Nacional de Ciencia, Tecnología e Innovación, a los fines de impulsar el desarrollo económico y social del país.	Informe / Evento	3.551	471.411.928
Apoyar las negociaciones y la coordinación científica y tecnológica con los organismos nacionales y extranjeros, responsables o vinculados con las políticas y estrategias nacionales.	Reunión / Misión	223	1.184.828.367
Procurar la gestión del Ministerio y el Sistema Nacional de Ciencia, Tecnología e Innovación, produzcan los resultados previstos en los planes del sistema.	Consultoría / Taller	2.051	257.061.333
Planificar y diseñar, controlar e implantar un sistema que permita prestar el apoyo requerido al proceso de financiamiento de las actividades de investigación y desarrollo e innovación en el Sistema Nacional de Ciencia, Tecnología e Innovación.	Desarrollo/ Implantación	216	3.296.557.372
TOTAL			**5.288.389.926**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	946.247.998
	- Recursos Ordinarios	946.247.998
4.03	Servicios no personales	929.005.928
	- Recursos Ordinarios	929.005.928
4.07	Transferencias	3.413.136.000
	- Recursos Ordinarios	3.413.136.000
	TOTAL	**5.288.389.926**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	74	709.568.568
- Directivo	5	81.589.548
- Profesional y Técnico	62	589.785.396
- Administrativo	7	38.193.624
TOTAL	**74**	**709.568.568**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	3.000.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	3.000.000.000
4.07	99	01	00	Transferencias corrientes diversas	3.000.000.000
				S0963 - Transferencias Diversas	3.000.000.000
				- Recursos Ordinarios	3.000.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	413.136.000
4.07	03	00	00	Transferencias al exterior	413.136.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	413.136.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	413.136.000
				I0080 - Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO)	432.000
				- Recursos Ordinarios	432.000
				I0082 - Organización de los Estados Americanos (O.E.A.)	57.648.000
				- Recursos Ordinarios	57.648.000
				I0212 - Fundación Internacional para la Ciencia - IFS	432.000
				- Recursos Ordinarios	432.000
				I0213 - Consejo Internacional de Uniones Científicas - ICSU	1.968.000
				- Recursos Ordinarios	1.968.000
				I0214 - Unión Internacional de Ciencias Biológicas - IUBS	3.888.000
				- Recursos Ordinarios	3.888.000
				I0215 - Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	36.528.000
				- Recursos Ordinarios	36.528.000
				I0216 - Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica - WAITRO	912.000
				- Recursos Ordinarios	912.000
				I0217 - Programa Internacional de la Geósfera - IGBP	1.968.000
				- Recursos Ordinarios	1.968.000
				I0218 - Red Latinoamericana de Ciencias Biológicas - RELAB	5.808.000
				- Recursos Ordinarios	5.808.000
				I0219 - Instituto Interamericano para el Cambio Global - IAI	24.048.000
				- Recursos Ordinarios	24.048.000
				I0220 - Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	268.848.000
				- Recursos Ordinarios	268.848.000
				I0221 - Consorcio Latinoamericano de la Yuca - CLAYUCA	9.648.000
				- Recursos Ordinarios	9.648.000
				I0222 - Centro Latinoamericano de Física - CLAF	1.008.000
				- Recursos Ordinarios	1.008.000

PROGRAMA: 03 – Investigación e Innovación

UNIDADES EJECUTORAS: Despacho del Viceministro de Investigación e Innovación, Dirección General de Formación Científica y Tecnológica, Dirección General de Apoyo a la Investigación y Desarrollo, Dirección General de Transferencia e Innovación Tecnológica y Científica y Dirección General de Coordinación de Programas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Acciones del Viceministro de Investigación e Innovación.	Reunión	1	78.821.578
Orientar la formación y desarrollo del talento humano requerido por el Sistema Nacional de Ciencia, Tecnología e Innovación.	Reunión / Taller	179	401.469.136
Fortalecer y orientar la investigación científica y tecnológica, en alineación con el Plan Nacional de Ciencia, Tecnología e Innovación y en función del desarrollo economía social y ambiental del país.	Reunión / Taller	140	8.856.012.679
Promover la vinculación entre los actores potenciales, involucrados en los procesos de transferencia tecnológico e innovación en función de los requerimientos del desarrollo industrial y competitivo del país.	Convenio/ Taller	183	1.771.109.690
Coordinar y controlar los programas de desarrollo científico y tecnológico en las áreas prioritarias establecidas en el Plan Nacional de Ciencia, Tecnología e Innovación.	Reuniones/ Talleres	4.973	1.391.385.244
TOTAL			**12.498.798.327**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	1.188.361.508
	- Recursos Ordinarios	1.188.361.508
4.03	Servicios no personales	1.431.293.315
	- Recursos Ordinarios	1.431.293.315
4.07	Transferencias	9.879.143.504
	- Recursos Ordinarios	9.879.143.504
	TOTAL	**12.498.798.327**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	91	893.646.630
- Directivo	5	81.589.548
- Profesional y Técnico	79	775.534.518
- Administrativo	7	36.522.564
TOTAL	**91**	**893.646.630**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	9.789.200.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	9.789.200.000
4.07	99	01	00	Transferencias corrientes diversas	9.789.200.000
				S0963 - Transferencias Diversas.	9.739.200.000
				- Recursos Ordinarios	9.739.200.000
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB)	50.000.000
				- Recursos Ordinarios	50.000.000

PROGRAMA: 98 - ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO

UNIDAD EJECUTORA: Oficina de Apoyo Administrativo

FONDO NACIONAL DE CIENCIA, TECNOLÓGÍA E INNOVACION (FONACIT)

Este Fondo tiene previsto para el ejercicio fiscal 2005, apoyar financieramente la ejecución de los programas y proyectos definidos por él ente rector del Sistema Nacional de Ciencia y Tecnología, así como administrar los recursos financieros destinados a respaldar el funcionamiento integral de la ciencia, la tecnología y la innovación. Su gestión estará orientada a la ejecución de proyectos de acción enmarcados dentro de las Directrices Estratégicas formuladas por el MCT para el Plan Operativo Anual Nacional (POAN), correspondientes a los Programas siguientes: Seguridad Alimentaria, Petróleo, Gas y Energías Alternas, Tecnologías de Información y Comunicación para el Desarrollo, Salud Pública, Calidad de la Educación, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la CyT, Ciencia y Tecnología para la Seguridad y Defensa Nacional, y Hábitat y Desarrollo, entre los cuales se destacan:

- Implementación y seguimiento del componente agropecuario en materia de biotecnología, agroproducción y metalmecánica.
- Desarrollo de nuevas tecnologías para la conversión de crudos pesados y conformación de redes en celdas de combustibles.
- Generación de masa crítica de recursos humanos calificados formados en TIC.
- Promoción de investigaciones para el diagnóstico de enfermedades prevalentes, pruebas alérgicas, redes en alergia, diseño de equipos médicos, desarrollo de prótesis y medicamentos.
- Valoración de la Ciencia y Arte, Premios Nacionales, Museos, Centros Interactivos, divulgación y popularización de la información en CyT y promoción de la imagen organizacional hacia la Sociedad.

- Identificación de necesidades de investigación y fortalecimiento institucional con universidades y actores demandantes.
- Identificación de problemas prioritarios de vivienda y hábitat, cuya solución pasa por una respuesta científica y tecnológica.
- Articulación de redes técnico científicas sobre riesgos y prevención de desastres naturales con la gestión municipal, en áreas de alto riesgo.

Este organismo contará con una asignación de recursos por el orden de Bs. 183.125,92 millones de los cuales Bs. 59.040,97 millones corresponden a gastos propios y el resto se distribuye de la siguiente manera: para el Programa BID-FONACIT II, se asignan Bs.47.059,20 millones por aporte local y Bs. 75.490,80 millones por crédito externo; para el Proyecto Iniciativa Científica del Milenio, que recibe financiamiento del Banco Mundial, se asignan Bs. 237,00 millones por aporte local y Bs. 619,24 millones por crédito externo. Para Convenios de Cooperación se asignan Bs. 678,70 millones.

INSTITUTO NACIONAL DE INVESTIGACIONES AGRICOLAS (INIA)

Este Instituto, para el año 2005 estima cumplir con su misión de generar investigaciones y prestar servicios especializados en producción y validación de conocimientos y tecnologías, demandados por las cadenas agroalimentarias prioritarias para el Estado Venezolano, direccionando sus esfuerzos principalmente hacia el logro de los proyectos de acción correspondientes a los Programas Estratégicos: Seguridad Alimentaria, Tecnologías de Información y Comunicación para el Desarrollo, Salud Pública, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la CyT, Ciencia y Tecnología para la Seguridad y Defensa Nacional, Hábitat y Desarrollo e Innovación para el Desarrollo Local Endógeno, de conformidad con las Directrices Estratégicas del MCT, contempladas en el POAN 2005, entre los cuales se destacan:

- Prestación de servicios especializados y asistencia agrícola en biotecnología.
- Generación de proyectos de innovación tecnológica agrícola e innovación y divulgación en materia de producción agrícola.
- Producción de insumos agrícolas para el sistema agroalimentario y producción agrícola en especies tradicionales y no tradicionales.
- Innovación y divulgación de la sustentabilidad de los sistemas de producción de cereales-leguminosas en Venezuela.
- Adquisición de una plataforma de TIC y mantenimiento de una infraestructura de comunicación apropiada.
- Vinculación, convenios y alianzas estratégicas dirigidas a la búsqueda de otras vías de financiamiento para actividades en CTI.
- Capacitación a usuarios del sistema en innovación para la gerencia publica y social.
- Actualización tecnológica y acreditación de calidad de procesos de investigación y servicios.
- Detección de medidas de seguridad requeridas para minimizar riesgos agroalimentarios, ambientales y de salud pública.
- Articulación con redes internacionales de cooperación científica y tecnológica.
- Generación de tecnologías para el incremento de la producción y productividad agrícola, pastoril y piscícola dentro del desarrollo local endógeno.
- Uso y aprovechamiento de productos y subproductos de origen biótico en actividades agroproductivas.
- Innovación y divulgación en sistemas de producción de ganadería doble propósito y del incremento de la sustentabilidad de economías de comunidades rurales.

A este organismo se le asignarán recursos por un monto de Bs. 113.878,84 millones, distribuidos así: Bs. 90.393,81 millones para gastos propios; Bs. 20.759,30 millones para el Programa de Tecnología Agropecuaria (PTA) que recibe financiamiento del Banco Interamericano de Desarrollo, de los cuales Bs. 5.796,83 millones corresponden al aporte local y Bs. 14.962,47 millones a crédito externo; Bs. 198,33 millones por Crédito Externo, para el desarrollo del Proyecto de Desarrollo Agropecuario con Hungría y finalmente, Bs. 2.527,39 millones para Convenios de Cooperación.

FUNDACIÓN INSTITUTO DE ESTUDIOS AVANZADOS (IDEA)

Esta Fundación, cuya misión apunta hacia el desarrollo de actividades de investigación, docencia, información y servicios en diversos campos del saber, con particular énfasis en los nexos interdisciplinarios y la aplicación que puedan tener en la solución de problemas que confronta nuestro país, orientará sus acciones del año 2005 a desarrollar los proyectos de acción correspondientes a los Programas Estratégicos: Seguridad Alimentaria, Petróleo, Gas y Energías Alterna, Salud Pública, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la CyT y Hábitat y Desarrollo, de conformidad con las Directrices Estratégicas del MCT, entre los cuales se destacan:

- Metodología de bio-conversión de crudo pesado.
- Caracterizaciones, montajes, pruebas e identificación de patógenos en biotecnología agrícola.
- Investigación y desarrollo en genómica y polimorfismo genético.
- Identificación de factores neurotróficos y morfométricos, variaciones temporales y mediciones de efectos.
- Investigación de errores innatos del metabolismo en Venezuela, pesquisa neonatal y producción de anticuerpos.
- Publicación de resultados de investigaciones en bioinformática, desarrollo tecnológico, biotecnología moderna, agrobiotecnología y agricultura transgénica.
- Banco de datos de animales en peligro de extinción.

Para el año 2005 se prevé un aporte para este organismo de Bs. 7.055,29 millones, para cubrir gastos de funcionamiento.

FUNDACIÓN INSTITUTO DE INGENIERÍA PARA LA INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO (FIIDT)

Esta Fundación, cuyo objetivo es la generación y transferencia de tecnología con el fin de apoyar a productores de bienes y servicios nacionales y contribuir así a elevar su competitividad, canaliza su gestión hacia el cumplimiento de las Directrices Estratégicas del MCT a los efectos del POAN, en el desarrollo de los proyectos de acción correspondientes a los Programas siguientes: Seguridad Alimentaría, Petróleo, Gas y Energías Alternas, Tecnologías de Información y Comunicación para el Desarrollo, Calidad de la Educación, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la CyT, Ciencia y Tecnología para la Seguridad y Defensa Nacional, Hábitat y Desarrollo e Innovación para el Desarrollo Local Endógeno, entre los cuales se destacan:

- Diseño y construcción de prototipos para el procesamiento industrial de granos y vegetales.
- Estudio de factibilidad y desarrollo de catalizadores de hidrocarburos y caracterizaciones químicas de materiales.
- Reactivación del Servidor SIG en educación y del Sistema de calibración y medición de coordenadas.
- Diseño de aeronaves no tripuladas, mantenimiento preventivo del sistema integral de sensores, tarjetas electrónicas y automatización de planos electrónicos.
- Apoyo a las investigaciones en temas de prioridad nacional y estudios de calidad del agua en cuencas y embalses.
- Diseño de equipos de minería y desarrollo de aplicaciones con nuevos sensores remotos especiales.
- Diseño de un sistema de análisis de deslizamiento de tierras.

- Desarrollo de prototipos de un motor de dos cilindros para usos múltiples; de un sistema de propulsión de bongos y curiaras para el desarrollo local y de un sistema de suministro de agua potable para las comunidades.

Para el año 2005 se le asignarán recursos a esta institución por la cantidad de Bs. 8.869,42 millones, destinados a atender gastos de funcionamiento.

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

Esta Fundación, creada para ejecutar actividades con énfasis en los procesos tecnológicos, como el acondicionamiento y transformación de productos de origen agrícola, a través de la investigación aplicada, capacitación y asistencia técnica especializada, dirigirá sus esfuerzos hacia el cumplimiento de las Directrices Estratégicas del POAN, en el desarrollo de los proyectos de acción correspondientes a los Programas siguientes: Seguridad Alimentaria y Hábitat y Desarrollo, entre los cuales se destacan:

- Desarrollo de nuevas técnicas, productos y servicios para el manejo eficiente de los cultivos (Patrones tecnológicos).
- Generación de tecnologías limpias no contaminantes, optimizadas, validadas y disponibles para la pequeña, mediana y grandes industrias.
- Realización de estudios de ingeniería, de factibilidad tecnoeconómica y de impacto ambiental.
- Desarrollo de nuevas técnicas y servicios en el manejo post cosecha de frutas tropicales.
- Fortalecer el desarrollo institucional y optimización de la pequeña y mediana industria y de las áreas relacionadas con su gestión.
- Generación de tecnología apropiada en materia de caracterización y concentración de frutas tropicales.
- Diseño e implementación del componente agropecuario del Proyecto de Biotecnología en la producción de Enzimas.
- Implantación de un Sistema de Gestión para el manejo de Residuos Hospitalarios en los Municipios.
- Desarrollo de prototipo para la transformación de los residuos generados por la industrialización de los cítricos, en pro de la conservación del ambiente.

Es importante destacar también que el CIEPE, tiene previsto llevar a cabo un conjunto de acciones orientadas a la modernización de la planta piloto y el laboratorio, así como elevar la calidad técnica del personal que labora en la institución.

Para el ejercicio fiscal del año 2005 a este organismo se le asignará el monto de Bs. 4.139,11 millones, para atender sus gastos de funcionamiento.

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

Este centro de investigación científica, como impulsor del desarrollo científico y tecnológico del país, a través de la generación de conocimiento en áreas de impacto nacional e internacional, tiene como misión promover y generar nuevos conocimientos a través de la investigación científica, el desarrollo tecnológico y la formación de recursos de alto nivel. Para el año 2005, prevé dirigir sus recursos, dentro de las Directrices Estratégicas del POAN, al desarrollo de los proyectos de acción correspondientes a los Programas: Petróleo, Gas y Energías Alternas, Salud Pública, Calidad de la Educación, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la CyT y Hábitat y Desarrollo, entre los cuales se destacan:

- Desarrollo y ejecución de estudios y proyectos en hidrocarburos y en otras áreas relacionadas con la física.
- Investigación en salud pública, análisis epidemiológicos, genéticos, inmunológicos y bacteriológicos.

- Desarrollo y ejecución de estudios y proyectos en el área de la biología molecular.
- Desarrollo y ejecución de estudios y proyectos de salud pública basados en la química industrial y física molecular.
- Desarrollo y ejecución de estudios y proyectos en el área Antropológica.
- Desarrollo y ejecución de estudios y proyectos en el área de investigación y docencia.
- Desarrollo y ejecución de estudios y proyectos en materia de investigación tecnológica a nivel nacional.
- Difusión de información y documentación científica y tecnológica.
- Desarrollo y ejecución de estudios y proyectos en el área tecnológica y de innovación.
- Desarrollo y formación de Recursos Humanos de alto nivel.

En el año 2005 se le asignará a este Instituto un aporte de Bs. 76.003,34 millones, destinados a cubrir sus gastos de funcionamiento e inversión.

CENTRO NACIONAL DE TECNOLOGÍAS DE INFORMACIÓN (CNTI)

Este órgano del SNCTI, cuya misión consiste en generar, impulsar y asegurar el uso efectivo, la cultura, el desarrollo y la excelencia del conocimiento y sus aplicaciones, asociadas a las TIC´s, en procura del progreso del país y de la región latinoamericana, aplicando para ello estrategias en materia de tecnologías de información, que permitan democratizar el acceso al conocimiento y la implementación de mecanismos para la formación de recurso humanos, que tiendan a impulsar el intercambio de información a nivel nacional e internacional, llevará adelante los proyectos de acción relacionados con los Programas siguientes: Tecnologías de Información y Comunicación para el Desarrollo, Calidad de la Educación y Calidad de la Gestión Pública, entre los cuales se destacan:

- Mantenimiento de la red inalámbrica de información y comunicación de Área Metropolitana.
- Aseguramiento de la operatividad de los Infocentros instalados y Gerencia Social del Conocimiento en Infocentros.
- Caracterización Geográfica para el apoyo a programas, proyectos y Misiones Gubernamentales - Sistema de Información Geográfico (SIG).
- Fortalecimiento de redes y de la plataforma tecnológica institucional.
- Instalación de nuevos Infopuntos a la Red inalámbrica de servicios, información y comunicación para el área metropolitana.
- Desarrollo de la Zona Especial de Tecnologías de Información y Comunicación (ZETI).
- Digitalización de información básica, especializada y desarrollo de contenidos vinculados al Gobierno Electrónico.
- Integración de los servicios de voz, datos y fax sobre el protocolo IP para la red académica REACCIUN.
- Desarrollo de Contenido en Tecnologías de Información (Convenio Integral de Cooperación).
- Establecimiento de Nuevas Alcaldías Digitales y apoyo al mantenimiento operativo de las mismas.
- Incorporación de nuevos organismos públicos al Portal Gobierno en Línea.
- Implementación de REACCIUN2, Red Académica de Centros de Investigación y Universidades Nacionales a alta velocidad.
- Cursos de Formación en Línea y Software Libre.
- Desarrollo del Servidor Temático en Educación (Portal Educativo) y RENA.
- Diseño, desarrollo, control y evaluación de proyectos y actividades varias en apoyo a la democratización del acceso a Internet.
- Desarrollo del Proyecto de Infomóviles.

Para el año 2005 se le asignarán a este Centro recursos por el orden de Bs. 39.268,00 millones, de los cuales Bs. 22.605,50 millones están destinados a cubrir gastos de operatividad y Bs. 16.662,50 millones para ejecutar Convenios de Cooperación.

FUNDACIÓN VENEZOLANA DE PROMOCIÓN AL INVESTIGADOR (FVPI)

Esta Fundación, que tiene como misión contribuir al fortalecimiento, desarrollo y apoyo de los científicos y tecnólogos, en todos los ámbitos de las instituciones de educación superior y de investigación del sector público y privado, convirtiendo así la investigación científica y tecnológica en una actividad más atractiva para las nuevas generaciones, ha venido contribuyendo significativamente al incremento de la planta de investigadores existentes en la actualidad, facilitando asimismo el acceso a la información sobre el recurso humano disponible en el país, en materia de investigación científica y tecnológica, con miras de atender las áreas de trabajo y problemas donde se requiera la competencia de los investigadores. Para ello, se propone desarrollar los proyectos de acción correspondientes a los Programas siguientes: Visibilidad y Promoción Social de la CyT, e Innovación para el Desarrollo Local Endógeno, entre los cuales se destacan:

- Subvenciones a investigadores acreditados en el Programa de Promoción del Investigador; acreditación-calificación de investigadores y jornadas de promoción y difusión del Programa.
- Promoción y difusión por áreas de conocimiento de la producción científica, humanística y tecnológica de los investigadores acreditados y de los temas fundamentales adelantados por el FVPI.
- Conformación de Redes y Encuentros de investigadores acreditados organizados según los 10 Programas del MCT.
- Diseño y configuración de la Cátedra, establecimiento de convenios interinstitucionales, cursos de postgrados.
- Identificación y articulación de potenciales grupos de investigadores y establecimiento de acuerdos y alianzas.

En el año 2005 la Fundación recibirá un aporte de Bs. 17.402,45 millones, para atender gastos de funcionamiento y las subvenciones nuevas y de mantenimiento.

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

Esta institución, que tiene como misión promover y desarrollar en forma permanente, investigaciones y estudios sismológicos especializados en sismología, ciencias geológicas y de ingeniería sísmica, destinados a mejorar el conocimiento de la amenaza sísmica y reducción de la vulnerabilidad en el territorio nacional, así como la divulgación de nuevos conocimientos científicos y tecnológicos de las ciencias respectivas, la formación del personal especializado en el área y la instalación, operación y mantenimiento de las redes sismológica y acelerográfica nacionales, se planteó concretar los proyectos de acción relativos al Programa Hábitat y Desarrollo, entre los cuales se destacan los siguientes:

- Investigaciones, mediciones y publicaciones referidas a la gestión de riesgos y prevención de desastres (Neotectónica y Geotectónica).
- Investigaciones, mediciones, bases de datos y publicaciones en gestión de riesgos y prevención de desastres (Amenaza Sísmica y Normativa Sismorresistente).
- Producción y generación de reportes, informes de avance, modelos y caracterizaciones en materia de gestión de riesgos y prevención de desastres (Sismología Aplicada).
- Registro de material tecnocientífico y orientación a las comunidades en materia de prevención del riesgo sísmico (CEDI).
- Mediciones, modelos, perfiles y manuscritos en gestión de riesgos y prevención de desastres.
- Identificación e instrumentación de sitios para estaciones sismológicas en la modernización de la Red Sismológica y Acelerográfica.
- Asistencia técnica e instalación de estaciones en mantenimiento de la Red Sismológica y Acelerográfica.

Para el año 2005, se le asignará a esta Fundación un monto de Bs. 3.648,84 millones, para cubrir sus gastos de funcionamiento.

PLANTA DE DERIVADOS SANGUÍNEOS, QUIMBIOTEC, C.A.

Como empresa perteneciente al Estado Venezolano, cuya misión es la elaboración y comercialización de derivados sanguíneos y otros productos químicos y biológicos de alta tecnología, para satisfacer las demandas del mercado venezolano y proyectarse hacia la Región Andina, dirigirá sus esfuerzos a la consolidación, tanto de la planta de corte manufacturero y comercializadora de productos de derivados sanguíneos y otros productos químico-biológicos de alta tecnología, como a la planta productora de fármacos mediante técnicas de ingeniería genética. Para el año 2005, tiene programado concretar proyectos de acción relativos al Programa Salud Pública, entre los cuales se destacan los siguientes:

- Recolección de plasma a través de la Red Nacional de Recolección y producción y distribución de hemoderivados a centros públicos y privados nacionales y exportación a países de la Comunidad Andina, a través de la Planta Productora de Derivados Sanguíneos (PPDS).
- Construcción de módulos de la Planta Productora de Fármacos por medio de Técnicas de Ingeniería Genética (PPFIG); adquisición, instalación y validación de equipos y pruebas industriales de los principios activos.

Para el año 2005, este organismo recibirá un aporte del Ejecutivo Nacional de Bs. 8.030,63 millones, de los cuales Bs.1.076,67 millones están destinados a cubrir las insuficiencias de caja que se presenten durante los primeros meses del año y Bs. 6.953,96 millones, están destinados al Proyecto de la Planta Productora de Fármacos por medio de técnicas de Ingeniería Genética.

INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLOGICAS (INZIT - CICASI)

Esta Fundación, cuya misión es la generación de conocimientos, investigación aplicada y prestación de Servicios Técnicos, Asesoría y Asistencia Tecnológica, principalmente en las áreas de Ambiente, Carbón, Metalurgia y Metalmecánica, Química y Petróleo, con la finalidad de ofertar servicios tecnológicos de óptima calidad y atender las demandas de los diversos sectores productivos de la región zuliana y del país, sirviendo como laboratorio de referencia al Ejecutivo Regional y Nacional en todas las áreas de su acción, siendo además un centro de docencia para la formación de recursos humanos especializados, centrará sus esfuerzos en la consecución de los proyectos de acción relativos a los Programas Petróleo, Gas y Energías Alterna, Hábitat y Desarrollo e Innovación para el Desarrollo Local Endógeno, Salud Pública, entre los cuales se destacan los siguientes:

- Incremento de los niveles de calidad en las PYMI del sector metalmecánica.
- Identificación de problemas ambientales generados por la actividad petrolera y actuación correctiva mediante servicios ambientales al parque industrial.
- Mejoramiento de los factores de recobro en áreas específicas, génesis de yacimientos y diseño de modelos geoquímicos e ingenieriles en aproximación cuantificable del reservorio en pozos maduros.
- Atención integral de comunidades y desarrollo de metodologías para la participación ciudadana en la solución de problemas ambientales, generados por la actividad petrolera.
- Identificación de riesgos reales, asociados a contaminantes atmosféricos y planteamientos de modelos de prevención de enfermedades.

Para el año 2005, se le asignarán al Instituto, recursos por un monto de Bs. 850,20 millones para atender gastos de funcionamiento.

FUNDACIÓN CENTRO DE INVESTIGACIONES DE ASTRONOMÍA "FRANCISCO J. DUARTE" (CIDA)

Este Centro que tiene por misión promover y difundir las actividades de observación y seguimiento espectroscópico, investigación en las áreas de astrometría, astrofísica extragaláctica y cosmología observacional, así como los estudios teóricos y experimentales en el campo de la astronomía, estructura galáctica y detección de nuevas estrellas, estimulando el intercambio técnico y científico con instituciones similares nacionales o extranjeras y contribuyendo al perfeccionamiento de su personal y al de los astrónomos del país, acometerá para el 2005 los proyectos de acción relativos a los Programas Visibilidad y Promoción Social de la CyT y Ciencia y Tecnología para la Seguridad y Defensa Nacional, entre los cuales se destacan los siguientes:

- Ciencia y Arte, Premios Nacionales, Museos y Centros Interactivos, Divulgación y Popularización.
- Desarrollo de fuentes de información virtuales para la visibilidad de la actividad científica desarrollada.
- Estímulo del Intercambio Técnico y Científico y Difusión de los resultados de investigaciones y estudios teóricos y experimentales en el campo de la astronomía, astrometría, astrofísica y cosmología.
- Mantenimiento de infraestructura y equipos científicos y tecnológicos para las actividades aeroespaciales.

Para el año 2005 se le asignarán a esta Fundación recursos por un monto de Bs. 1.523,86 millones, para cubrir sus gastos de operación.

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACIÓN ELECTRÓNICA (SUSCERTE)

Esta institución, cuya misión es la de asegurar, otorgar y reconocer eficiencia y valor jurídico a la firma electrónica, al mensaje de datos y a toda información inteligible en formato electrónico, independientemente de su soporte material, atribuible a personas naturales o jurídicas, públicas o privadas, así como a la regulación en cuanto a la acreditación, supervisión y control, en los términos previstos en el referido Decreto-Ley y sus reglamentos, a los Proveedores de Servicios de Certificación, acometerá para el 2005 los proyectos de acción relativos al Programa Tecnologías de Información y Comunicación para el Desarrollo, entre los cuales se destacan los siguientes:

- Diseño e instalación de un modelo de operaciones y arquitectura lógica del Proveedor de Servicios del Estado.
- Implementación de la Autoridad de Certificación Raíz y desarrollo de la plataforma PKI software libre.
- Estudio de requerimientos funcionales, tecnológicos y organizativos para instalación de plataforma de certificación cruzada bridge.ve y adecuación del centro de computación de SUSCERTE.
- Instalación del laboratorio y actualización de estándares de certificación de firmas electrónicas.
- Instalación de sistema informático para el monitoreo de redes, capacitación del personal y adquisición de software y hardware.
- Instalación de la arquitectura de seguridad, definición de políticas y diseño de los procesos de política y de los procedimientos atinentes.
- Formulación del programa de capacitación y certificación de auditores y desarrollo de aplicaciones y sistemas.

Para el año 2005 se le asignarán recursos por la cantidad de Bs. 2.500,67 millones, destinados a gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ANZOÁTEGUI

Fundacite Anzoátegui, como institución adscrita al Ministerio de Ciencia y Tecnología, que cuenta con el apoyo económico del Ejecutivo Regional y creada para generar el mayor rendimiento posible de las actividades tecnológicas y científicas desarrolladas en beneficio de la sociedad anzoatiguense, dirigirá los recursos al desarrollo de proyectos de acción contemplados en los Programas Seguridad Alimentaría; Tecnologías de Información y Comunicación para el Desarrollo; Calidad de la Educación; Calidad de la Gestión Pública; Visibilidad y Promoción Social de la CYT y Hábitat y Desarrollo, entre los cuales se destacan:

- Incremento de los niveles de competitividad en agroproducción, utilizando recursos tecnológicos adaptados a las comunidades donde se aplican.
- Desarrollo de nuevas técnicas, productos y servicios para el manejo eficiente de los cultivos (patrones tecnológicos).
- Asistencia tecnológica computacional para comunidades (salas computacionales), servicios tecnológicos para las comunidades y desarrollo de infraestructura tecnológica y conectividad a la Internet.
- Apoyo al proceso de enseñanza, aprendizaje y promoción de la ciencia y estímulos a las vocaciones tempranas.
- Promoción, difusión e intercambio de conocimiento científico y fortalecimiento para mejorar la capacitación.
- Identificación y problematización de destrezas para la gestión de proyectos de desarrollo e investigación y transferencia para el desarrollo local.
- Divulgación y popularización en apoyo al turismo sustentable.
- Fortalecimiento de las capacidades locales y al talento humano dedicado a la ciencia y la tecnología y a la aplicación del conocimiento.

A esta Fundación, se le asignarán en el año 2005 recursos para gastos de funcionamiento por el orden de Bs. 321,63 millones.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ARAGUA

Fundacite Aragua, creada para promover el desarrollo y fortalecimiento del sector ciencia y tecnología y contribuir de manera significativa con aportes, orientaciones y asistencia técnica especializada, al desarrollo científico y tecnológico del Estado Aragua, constituye el eje fundamental del desarrollo científico y tecnológico de la región dirigido a cumplir, dentro del marco de los Programas Seguridad Alimentaría; Petróleo, Gas y Energías Alternas; Tecnologías de Información y Comunicación para el Desarrollo; Salud Pública; Calidad de la Educación; Calidad de la Gestión Pública; Visibilidad y Promoción Social de la CYT, Hábitat y Desarrollo e Innovación del Desarrollo Local Endógeno, con los proyectos de acción siguientes:

- Conservación de vivero productor de plantas y parcela productora de semillas criollas de cacao.
- Promoción, negociación y organización de redes de innovación productiva y selección-entrega de premios como estímulo al talento científico y tecnológico aragüeño.
- Fortalecimiento de la red, base de datos y desarrollo de la plataforma nacional de las TIC de la Fundación.
- Implementación del Sistema Estadal de información, divulgación y seguimiento de proyectos de Investigación y Desarrollo y apoyo a fuentes de información científica y tecnológica.
- Formación, actualización e incorporación de investigadores y continuidad al Programa Apoyo a Trabajos de Grado.

- Análisis de los alcances de la gestión institucional, formulación del Plan Regional y diseño de indicadores de CYT del Estado Aragua.
- Fortalecimiento de la capacidad gerencial comunitaria y desarrollo de vínculos entre instituciones de investigación en función de la integración de actores y sectores para la generación de productos.

A esta Fundación se le asignarán recursos por un monto de Bs. 727,20 millones para atender gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO CARABOBO

Fundacite Carabobo, creada para responder a las necesidades del sector científico y tecnológico a escala regional, con el propósito de elevar a Política de Estado, la promoción y el fortalecimiento de la investigación científica y tecnológica en el mismo, se plantea cumplir con los proyectos de acción siguientes, enmarcados dentro de los programas: Seguridad, Alimentaría, Petróleo, Gas y Energías Alternas, Tecnologías de Información y Comunicación para el Desarrollo; Salud Pública; Calidad de la Educación; Calidad de la Gestión Pública y Hábitat y Desarrollo, planteándose los objetivos siguientes:

- Política e identificación de convenios y programas en biotecnología agrícola.
- Identificación de las necesidades tecnológicas de las empresas del sector productivo y habilitación en el Estado Carabobo de una unidad de certificación de calidad alimentaría.
- Incremento de las competencias técnicas relacionadas con el manejo de las normas sanitarias nacionales e internacionales (CODEX) para el control de calidad en la cadena alimentaría.
- Modernización de las Instituciones del Gobierno Central en el Estado Carabobo y del aparato productivo regional con las TIC´s, así como el Gobierno local.
- Bioingeniería para el diseño de prototipos de equipos tecnológicos de atención a la salud pública.
- Aplicación de las TIC en la educación básica.
- Identificación de capacidades científicas y de conocimientos generados en biodiversidad.
- Incorporación del programa de gestión de riesgos y prevención de desastres en el ámbito del municipio innovador.
- Informes de avance en el desarrollo de prototipos en materia de ambiente y recursos naturales.

Para el año 2005 se le asignarán recursos por un monto de Bs. 818,71 millones, para cubrir gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO FALCÓN

Fundacite Falcón, creada con el objeto de promover, apoyar, fortalecer y coordinar las actividades científicas y tecnológicas del estado Falcón y de colaborar con las demás instituciones similares del estado en la creación de institutos estatales de investigación, impulsando la generación, difusión, transferencia y utilización de conocimientos, mediante el diseño y ejecución de programas dirigidos a promover las actividades científicas y tecnológicas que posibilitan una sociedad innovadora, desarrollará preferentemente los proyectos de acción enmarcados dentro de los Programas Seguridad Alimentaría; Tecnologías de Información y Comunicación para el Desarrollo y Calidad de la Educación, entre los cuales se destacan los siguientes:

- Fortalecimiento del proceso de producción primaria e instalación de infraestructura de soporte de la producción caprina.
- Establecimiento de parcela de transferencia de tecnología y fortalecimiento del proceso agroindustrial del melón.

- Reglamentación de la denominación de origen Cocuy Pecayero.
- Formación y capacitación de los productores de cocuy para la generación de artesanía en base al cocuy.
- Monitoreo y seguimiento a proyectos de investigación en agave cocuy.
- Plan de capacitación y formación en informática, telemática y en el uso de las TIC´s.
- Cofinanciamiento para organizar eventos de carácter científico, tecnológico y de divulgación (S5), asistencia a eventos (S2) y realizar cursos cortos y pasantías (S3).

Para el año 2005 se le asignarán recursos por Bs. 886,11 millones, para atender gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA PARA LA REGIÓN DE GUAYANA

Fundacite Guayana, creada fundamentalmente para desarrollar la capacidad de investigación científica y tecnológica de la Región Guayana (Estados Bolívar, Delta Amacuro y Amazonas), así como la promoción y fortalecimiento de las necesidades productivas, económicas, sociales, de salud y ambientales de su área de acción, centrará su intervención en los proyectos de acción pertenecientes a los Programas de Seguridad Alimentaría; Petróleo, Gas y Energías Alternas, Salud Pública; Calidad de la Educación; Calidad de la Gestión Pública; Visibilidad y Promoción Social de la CYT y Hábitat y Desarrollo. Entre ellos, los siguientes:

- Subvenciones a proyectos de investigación en biotecnología agrícola y asistencia técnica a productores integrantes de las redes de innovación productiva de la Región de Guayana.
- Programa de estudios de 4to. nivel en el área agrícola dirigido a profesionales de la región y organización de eventos en ganadería.
- Fortalecimiento de la capacidad tecnológica de las empresas del sector metal mecánico y de desarrollo de software libre.
- Estímulo e incentivos al Investigador, premiaciones a la calidad empresarial y al investigador regional, subvenciones a publicaciones y encuentros de conformación de redes en líneas de investigación.
- Organización de eventos y encuentros bianuales, a nivel nacional o regional, intercambios entre sectores y subvenciones de proyectos en minería, siderúrgica, ingeniería de la superficie, petróleo, gas y energías alternas.
- Apoyo a eventos científico-tecnológicos en incentivo de jóvenes en la democratización de la ciencia y Feria del Libro Científico.
- Alianzas y convenios para la formación en enfermedades transmisibles y organización de jornadas de divulgación en temas de salud.
- Programa de Parabiología en el Alto Caroní para la formación de interlocutores en las comunidades indígenas y eventos de difusión de investigaciones en biodiversidad.

Para el año 2005 se le asignarán recursos por Bs. 439,56 millones, para atender gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO LARA

Fundacite Lara, responsable de coordinar y ejecutar las funciones, atribuciones y actividades del sector científico-tecnológico regional y de la integración de necesidades y capacidades científicas, tecnológicas y de innovación, en atención a los cambios que demanda la sociedad, se plantea cumplir con los proyectos de acción comprendidos dentro de los Programas de Seguridad Alimentaría, Tecnologías de Información y Comunicación para el Desarrollo; Calidad de la Educación; Calidad de la Gestión Pública; Visibilidad y Promoción Social de la CYT y Hábitat y Desarrollo. Entre ellos, se mencionan:

- Desarrollo integral de la Zona Semiárida del Estado Lara en áreas prioritarias y rubros productivos de mayor ventaja competitiva y creación de las redes de innovación productivas correspondientes.
- Desarrollo de la estructura tecnológica, conectividad a la Internet y plataforma TIC regional; promoción de los servicios que ofrece el Centro de Información y Documentación; formación en el uso de las TIC's; Diseño de sitio Web; apoyo a la industria del Software del estado.
- Diseño y desarrollo de videos educativos de la serie "Caminos de la Ciencia", exhibiciones del "Mirador de la Ciencia" y "Ruta de la Ciencia", Programa Regional de vinculación Ciencia y Arte, Premio ETI, premios regionales, Festival Regional Juvenil de CTI, museos y centros interactivos.
- Plan Regional de CTI, Planes Municipales de CYT y apoyo a la Red Venezolana de Divulgación de la Ciencia.

A esta Fundación se le asignarán recursos por Bs. 581,29 millones para gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO MERIDA

Fundacite Mérida, creada para mediar entre los actores de la Ciencia y la Tecnología, en la solución de los problemas locales, es la responsable de promover y orientar el desarrollo del Sistema Científico y Tecnológico del estado Mérida, así como, de coordinar y promover la actividad científica y tecnológica andina, en función de los proyectos de acción comprendidos dentro de los Programas de Tecnologías de Información y Comunicación para el Desarrollo; Salud Pública; Calidad de la Educación; Calidad de la Gestión Pública y Visibilidad y Promoción Social de la CYT, entre los cuales se destacan:

- Creación del Centro de Seguridad Informática, Sistema de Gestión Administrativa Pública, Servicio de Información Electrónica, Gobierno Digital, Red de Ciencia y Tecnología del estado Mérida, Academia de Software Libre, Sistema de Gestión Turística, Sistema de Gestión Hospitalaria y Gestión Agrícola e Intranet.
- Redes Académicas de ID, Redes temáticas, Ambulatorios Rurales y Núcleos de Desarrollo Endógeno del estado Mérida.
- Creación de nuevas y fortalecimiento de las activas "Casas de Ciencia, Tecnología e Innovación" en el estado.
- Cofinanciamientos para incentivar la producción y transferencia de conocimiento, publicaciones científicas, campañas de divulgación, eventos científicos y formación de investigadores, productores y comunidad en general.
- Premios regionales a los mejores trabajos en CTI y grupos de investigación, premios de reconocimiento a la excelencia del rendimiento estudiantil, premios de distinción de docentes, preescolares y planteles.
- Fortalecimiento y conformación de redes de aliados vinculados a las demandas municipales y comunales y de redes de innovación productiva de los núcleos de desarrollo endógeno del estado Mérida.

Para el año 2005 se le asignarán recursos a esta Fundación, por Bs. 1.052,76 millones, para atender gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO SUCRE

Fundacite Sucre, como responsable de impulsar el desarrollo integral de los procesos de producción del conocimiento científico y del desarrollo tecnológico, su difusión y utilización en la sociedad sucrense, mediante la necesaria participación del sector científico, técnico, productivo, empresarial y gubernamental, para así transformar el aparato productivo del Estado Sucre y mejorar la calidad de vida de su población, se plantea desarrollar los proyectos de acción comprendidos dentro de los Programas siguientes: Seguridad Alimentaría; Tecnologías de Información y Comunicación para el Desarrollo; Salud Pública; Calidad de la Educación; Calidad de la Gestión Pública y Hábitat y Desarrollo. Entre los proyectos previstos, destacan los siguientes:

- Incorporación de nuevas técnicas, productos y servicios al fortalecimiento del Desarrollo Agroproductivo de los sucrenses e instalación de los jardines clonales.
- Fortalecimiento de la red de actores vinculados a la problemática de la malaria y de la zona afectada por la palometa peluda.
- Iniciación en el conocimiento de la CYT en la 2da. Etapa de la Educación Básica.
- Apoyo a la formación y actualización de investigadores y estudiantes de pregrado y postgrado.
- Organización de talleres de capacitación y actualización de estudiantes y docentes, celebración de competencias académicas, olimpiadas y producción de boletines lúdico-informativos.
- Desarrollo de la plataforma TIC del estado, puntos de conectividad, páginas Web, portales, indicadores, Infocentros y aplicaciones de software libre.
- Conformación de redes locales que propicien estudios de su entorno en función del desarrollo local sustentable.
- Transferencia de conocimientos de Educación Ambiental a estudiantes del ciclo diversificado y a las comunidades organizadas.

Para el año 2005 se le asignarán recursos a esta Fundación, por Bs.542,66 millones, para atender gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO TÁCHIRA

Fundacite Táchira, como responsable de la promoción, apoyo, fortalecimiento, coordinación y gestión de las actividades científicas y tecnológicas del estado Táchira, dirigidas a lograr alternativas viables que permitan el mejoramiento de la productividad y la eficiencia de los diferentes sectores de la vida regional, se plantea como reto, dirigir sus esfuerzos para llevar a cabo los siguientes proyectos de acción, dentro del marco de los Programas de Seguridad Alimentaría; Tecnologías de Información y Comunicación para el Desarrollo; Salud Pública y Calidad de la Gestión Pública:

- Desarrollo de la infraestructura tecnológica y conectividad a la Internet en apoyo al Gobierno Electrónico para el estado Táchira y consolidación del Servicio de Conexión Inalámbrica.
- Rescate, conservación y reproducción del material genético del cacao criollo, formulación de paquete tecnológico para su producción y desarrollo de nuevas técnicas para el manejo eficiente de su cultivo.
- Determinación de marcadores en adenomas, incidencia y prevalencia de cáncer del colon y cáncer gástrico, enfermedades cardiovasculares, toxicidad por uso de plaguicidas y diagnosis de focos de leishmaniasis en municipios de alta incidencia.
- Apoyo financiero a maestrías, trabajos de grado, participación de investigadores en eventos científicos y a instituciones educativas y científicas.
- Establecimiento de convenios de cooperación con prioridades e intercambios, articulación de redes de cooperación, fortalecimiento de centros de Investigación y desarrollo del Proyecto VENCYT.

Para el año 2005 se asignarán recursos a esta Fundación por Bs. 456,48 millones para atender gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DE LA REGION ZULIANA

Fundacite Zulia, responsable de coordinar, planificar, seleccionar, evaluar, asesorar, financiar y ejecutar programas y proyectos de investigación para impulsar la innovación científica y tecnológica y promover el desarrollo regional, en función del apoyo institucional a los Programas del MCT, se plantea ejecutar los proyectos de acción siguientes vinculados a los Programas de Seguridad Alimentaría; Petróleo, Gas y Energías Alternas Tecnologías de Información y Comunicación para el Desarrollo; Salud Pública; Calidad de la Educación; Calidad de la Gestión Pública; Visibilidad y Promoción Social de la CYT y Hábitat y Desarrollo:

- Estímulo, promoción y seguimiento a las redes de innovación productivas en yuca, zábila, ovinos y caprinos.
- Negociaciones, alianzas y convenios entre empresas del Estado e Institutos de Educación Superior para atender la demanda tecnológica empresarial zuliana.
- Desarrollo de la infraestructura tecnológica y conectividad a la Internet en atención a los grupos vulnerables de la población indígena, niños, jóvenes, mujeres, discapacitados y ancianos.
- Asistencia a Infocentros, apoya al Programa de capacitación en Redes de Academia CISCO, oferta del Servicio de Internet, Alcaldía Digital, Infocentros y seguimiento de los Centros Juveniles de Informática y Centros de Información y Comunicación Municipal.
- Desarrollo de investigaciones en inmunología, neurobiología y enfermedades renales y la construcción de la Red de Escuelas Promotoras de Educación Nutricional.
- Apoyo a las actividades de promoción y difusión de la CYT en la región zuliana, premiaciones a los ganadores del Festival Regional Juvenil de la Ciencia y a la Capacidad Innovadora de Institutos Tecnológicos.
- Seguimiento y evaluación de las Salas de Lectura, Centro de Ciencias y Aulas de Matemáticas.
- Apoyo financiero a eventos de divulgación de la CYT, a trabajos de investigadores por presentar en congresos, a publicaciones de revistas y del libro Plan Regional de CYT.
- Formación de líderes comunitarios en apoyo a las comunidades organizadas para la formulación de proyectos de desarrollo local endógeno.
- Conformación de los Comités Comunitarios para la prevención y atención de Emergencias y Desastres y elaboración del mapa local de riesgos.

A esta Fundación se le asignarán en el año 2005, recursos por Bs. 873,60 millones para gastos de funcionamiento.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Transferencias de recursos a los organismos adscritos al Ministerio	Transferencias	1	472.996.568.778
TOTAL			472.996.568.778

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.07	Transferencias	472.996.568.778
	- Recursos Ordinarios	260.184.003.527
	- Programas y Proyectos	144.363.874.973
	• Proyecto de Iniciativa Científica del Milenio	856.244.853
	• Programa de Tecnología Agrícola	20.759.301.995
	• Proyecto de Desarrollo Agropecuario Hungría-INIA	198.328.125
	• Segundo Programa de Ciencia y Tecnología	122.550.000.000
	- Otras Fuentes de Financiamiento	68.448.690.278
	TOTAL	**472.996.568.778**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	472.996.568.778
4.07	01	00	00	Transferencias corrientes internas	321.362.904.481
4.07	01	02	00	Transferencias corrientes al sector público	321.362.904.481
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	317.785.565.983
				A0022 - Instituto Nacional de Investigaciones Agrícolas (INIA)	92.921.209.632
				- Recursos Ordinarios	82.427.669.082
				- Otras Fuentes de Financiamiento	10.493.540.550
				A0063 - Instituto Venezolano de Investigaciones Científicas (IVIC)	76.003.338.163
				- Recursos Ordinarios	58.352.662.007
				- Otras Fuentes de Financiamiento	17.650.676.156
				A0191 - Fundación Venezolana de Promoción del Investigador (FVPI)	17.402.450.208
				- Recursos Ordinarios	17.402.450.208
				A0209 - Centro Nacional de Tecnologías de Información (CNTI)	39.267.997.536
				- Recursos Ordinarios	12.605.497.536
				- Otras Fuentes de Financiamiento	26.662.500.000
				A0303 - Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	4.139.106.683
				- Recursos Ordinarios	4.139.106.683
				A0313 - Fundación Instituto Internacional de Estudios Avanzados (IDEA)	7.055.287.903
				- Recursos Ordinarios	7.055.287.903
				A0314 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)	321.632.236
				- Recursos Ordinarios	321.632.236
				A0315 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	727.201.787
				- Recursos Ordinarios	727.201.787
				A0316 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	818.710.942
				- Recursos Ordinarios	818.710.942

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0318 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	886.107.484
				- Recursos Ordinarios	886.107.484
				A0319 - Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)	439.564.215
				- Recursos Ordinarios	439.564.215
				A0320 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	736.934.687
				- Recursos Ordinarios	736.934.687
				A0321 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	456.477.503
				- Recursos Ordinarios	456.477.503
				A0322 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	542.656.495
				- Recursos Ordinarios	542.656.495
				A0334 - Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FII)	8.869.417.548
				- Recursos Ordinarios	8.869.417.548
				A0338 - Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	850.201.309
				- Recursos Ordinarios	850.201.309
				A0355 - Fundación para el Desarrollo de la Ciencia y la Tecnología de la región Zuliana (Fundacite-Zulia)	873.600.000
				- Recursos Ordinarios	873.600.000
				A0363 - Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	3.648.843.534
				- Recursos Ordinarios	3.648.843.534
				A0382 - Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	1.523.862.820
				- Recursos Ordinarios	1.523.862.820
				A0405 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	581.294.110
				- Recursos Ordinarios	581.294.110
				A0929 - Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	59.719.671.188
				- Recursos Ordinarios	53.031.657.788
				- Otras Fuentes de Financiamiento	6.688.013.400
4.07	01	02	06	Transferencias corrientes a las empresas públicas no financieras	1.076.666.668
				A0677 - QUIMBIOTEC, C.A.	1.076.666.668
				- Recursos Ordinarios	1.076.666.668
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	2.500.671.830
				A0937 - Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	2.500.671.830
				- Recursos Ordinarios	2.500.671.830
4.07	02	00	00	Transferencias de capital internas	151.633.664.297
4.07	02	02	00	Transferencias de capital al sector público	151.633.664.297
4.07	02	02	02	Transferencias de capital a los entes descentralizados	144.679.704.125
				A0022 - Instituto Nacional de Investigaciones Agrícolas (INIA)	20.957.630.120
				- Programas y Proyectos	20.957.630.120
				• Programa de Tecnología Agrícola	20.759.301.995
				• Proyecto de Desarrollo Agropecuario Hungría-INIA	198.328.125

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0320 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	315.829.152
				- Recursos Ordinarios	315.829.152
				A0929 - Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	123.406.244.853
				- Programas y Proyectos	123.406.244.853
				• Proyecto de Iniciativa Científica del Milenio	856.244.853
				• Segundo Programa de Ciencia y Tecnología	122.550.000.000
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	6.953.960.172
				A0677 - QUIMBIOTEC, C.A.	6.953.960.172
				- Otras Fuentes de Financiamiento	6.953.960.172

31. Ministerio de Salud y Desarrollo Social

MINISTERIO DE SALUD Y DESARROLLO SOCIAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La formulación de la Política Presupuestaria 2005, está enmarcada dentro del Sistema Público Nacional de Salud, orientado bajo las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, bajo la premisa de alcanzar la justicia social a través de la incorporación progresiva de los excluidos del sistema de salud, así como garantizar el disfrute de los derechos sociales de forma universal y equitativa.

El concepto de salud parte de un enfoque social que lo concibe como un derecho humano fundamental y universal y una necesidad vital para las personas. Su protección y defensa representa la conquista de la calidad de vida.

Este concepto rompe con lo tradicional e intenta ir más allá de los servicios de atención de enfermedades. Se concibe la promoción de la calidad de vida como el desarrollo de las intervenciones que se orienten hacia la transformación de las determinantes y causalidades (económicas, sociales, culturales y geográficas) que influyen en el proceso salud – enfermedad. Se construye partiendo que la salud es el indicador de la síntesis de los resultados del desarrollo económico y social.

Por ser una necesidad humana y un derecho fundamental, en primer lugar, la salud tiene que ser considerada como un bien de interés público, es decir garantizada por el estado y en segundo lugar, promover la salud como desarrollo de las capacidades para el ejercicio de la autonomía de los individuos y del colectivo; incluyendo la política y acciones educativas para la calidad de vida, la protección de la vida, la prevención de enfermedades, la asistencia curativa en tiempo oportuno y adecuado y el acceso universal y gratuito a los servicios básicos de salud.

Con el propósito de promover la calidad de vida, el acceso a la salud, la disminución de las brechas de inequidades de grupos poblacionales, como una necesidad de garantizar los derechos constitucionales de forma universal y equitativa, se definieron necesidades priorizadas, las cuales a su vez fueron agrupadas en grandes políticas institucionales como se describen a continuación:

Fortalecer el Sistema Público Nacional de Salud, a través de la consolidación de la red hospitalaria a nivel nacional, haciendo énfasis en los hospitales del pueblo como eje fundamental de esta política, así como el diseño de una estructura organizativa revolucionaria y acorde a las necesidades de salud pública de los más necesitados, garantizando a la población excluida:

- Consolidar el Sistema Público Nacional de Salud.
- Asumir por parte del Ministerio de Salud y Desarrollo Social la rectoría de la protección social en salud en todo el territorio nacional.
- Garantizar a la población excluida que los servicios de atención a la salud y de asistencia y desarrollo social funcionen de manera eficiente y oportuna.
- Garantizar la producción de insumos y suministros de medicamentos para la salud.
- Desarrollo de la enseñanza y la investigación científica y tecnológica para la salud.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar la política del Sistema Nacional de Salud	Proceso	42	38.656.878.129
Diseñar, dirigir y coordinar la política de Administración de recursos financieros	Proceso	42	62.458.350.395
Asesorar en materia jurídica al Ministerio y a las diferentes unidades que lo conforman	Proceso	42	383.458.258
Controlar, vigilar y fiscalizar los movimientos de ingresos y bienes del Ministerio	Proceso	42	383.458.258
Coordinar, evaluar, normalizar todo lo relacionado con los procesos administrativos	Proceso	42	383.458.258
Planificar, controlar, evaluar y ejecutar todo lo relacionado con Planificación y Presupuesto	Proceso	42	383.458.259
Atender todo lo relativo a la dirección, coordinación, supervisión y control de la administración del Recurso Humano del Ministerio	Proceso	42	539.074.663.565
Planificar, organizar y ejecutar las políticas de descentralización de los Organismos del sector salud	Proceso	42	40.820.000
Asesorar y coordinar la formulación y elaboración de políticas, acuerdos y convenios con órganos internacionales	Proceso	42	383.458.258
Prestar apoyo técnico al Ministerio en el área de Informática	Proceso	42	2.051.841.933
Formar y Capacitar el recurso médico y auxiliar en el ámbito de salud pública	Proceso	42	11.613.990.063
Diseñar, formular y evaluar los planes, políticas y estrategias informativas	Proceso	42	2.875.936.933
Diseñar y coordinar los programas del Sistema Nacional de Salud a nivel de los Estados Centralizados	Entidad Fortalecida	7	223.729.561.608
Diseñar y coordinar los programas del Sistema Nacional de Salud a nivel de las entidades descentralizadas	Entidad Fortalecida	17	1.089.092.269.775
Proporcionar atención integral en salud, mediante acciones de promoción, prevención y restitución de la población	Entidad Fortalecida	7	28.704.395.070
Proporcionar atención integral en salud mediante acciones de promoción, prevención y restitución de la población en los estados descentralizados	Entidad Fortalecida	17	426.010.065.430

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente al primer nivel de atención en salud en las entidades centralizadas	Entidad Fortalecida	7	28.704.395.069
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente al primer nivel de atención en salud en los estados descentralizados	Entidad Fortalecida	17	94.256.714.287
Atención oportuna con calidad a los pacientes con problemas de salud de alta complejidad médica	Entidad Fortalecida	7	34.445.274.084
Atención hospitalaria oportuna con calidad a los pacientes con problemas de salud de alta complejidad médica a nivel de las entidades descentralizadas	Entidad Fortalecida	17	381.847.484.129
Garantizar la atención y protección de los niños(a), adolescentes y adultos beneficiarios de los diferentes programas de Salud y Desarrollo Social	Organismo Adscrito Fortalecido	13	801.791.868.817
Ejecutar los programas del Sistema Nacional de Salud, concernientes a la atención primaria en las áreas de Salud y Desarrollo Social	Entidad Fortalecida	24	63.279.234.185
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente en las áreas de Atención Primaria en Salud y Desarrollo Social	Entidad Fortalecida	24	134.318.032.045
Garantizar el derecho a la salud y a la atención médica-hospitalaria en las áreas concernientes a la Atención Primaria en Salud y Desarrollo Social	Entidad Fortalecida	24	24.681.754.468
Promover el desarrollo endógeno de la vida de los pueblos indígenas	Entidad Fortalecida	6	2.556.110.911
TOTAL			**3.992.106.932.187**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
05	Dirección y Coordinación Nivel Central	658.689.772.309
06	Dirección y Coordinación de Unidades Centralizadas y Descentralizadas	3.108.582.028.269
08	Sistema Público Nacional de Salud	224.835.131.609
	TOTAL	**3.992.106.932.187**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
401	Gastos de personal	631.802.878.785
	- Recursos Ordinarios	631.802.878.785
402	Materiales y suministros	237.914.737.771
	- Recursos Ordinarios	237.914.737.771
403	Servicios no personales	84.843.731.123
	- Recursos Ordinarios	84.843.731.123
404	Activos reales	87.542.016.960
	- Recursos Ordinarios	87.542.016.960
406	Servicio de la deuda pública y disminución de otros pasivos	8.001.453.285
	- Recursos Ordinarios	8.001.453.285
407	Transferencias	2.942.002.114.263
	- Recursos Ordinarios	2.688.103.972.076
	- Programas y Proyectos	33.448.162.593
	- Otras Fuentes de Financiamiento	220.449.979.594
	TOTAL	**3.992.106.932.187**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	20.046	112.133.954.594
- Directivo	191	2.574.404.457
- Profesional y Técnico	4.715	34.862.827.056
- Personal Administrativo	4.007	16.710.825.042
- Personal Médico	2.287	18.476.868.887
- Obreros	8.846	39.509.029.152
Personal Fijo a Tiempo Parcial	96	431.214.852
- Profesional y Técnico	34	122.162.184
- Personal Médico	62	309.052.668
Personal Contratado	1.079	8.479.097.406
- Empleados	743	7.019.793.096
- Obreros	336	1.459.304.310
TOTAL	**21.221**	**121.044.266.852**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	991	3.802.265.388
II	321.236 - 371.236	8.094	32.964.775.458
III	371.237 - 421.237	3.303	16.257.608.382
IV	421.238 - 471.238	816	4.307.074.773
V	471.239 - 521.239	194	1.167.649.397
VI	521.240 - 571.240	3.074	20.098.590.169
VII	571.241 - 621.241	1.802	12.718.541.766
VIII	621.242 - 671.242	381	2.931.531.721
IX	671.243 - 721.243	378	3.162.616.053
X	721.244 - 771.244	1.129	10.011.940.933
XI	771.245 - 821.245	226	2.159.321.272
XII	821.246 - 871.246	235	2.387.122.447
XIII	871.247 - 921.247	59	633.826.120
XIV	921.248 - 971.248	82	929.169.151
XV	971.249 - 1.021.249	139	1.658.302.556
XVI	1.021.250 - 1.071.250	21	262.325.616
XVII	1.071.251 Y MAS	297	5.591.605.650
	TOTAL	**21.221**	**121.044.266.852**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
	Entes Descentralizados	**1.387.961.195.938**
A0025	Instituto Autónomo Hospital Universitario de Caracas (HUC)	125.763.428.804
A0047	Instituto Nacional del Menor (INAM)	125.664.427.042
A0057	Instituto Nacional de Nutrición (INN)	176.764.394.261
A0059	Instituto Nacional de Geriatría y Gerontología (INAGER).	129.384.085.419
A0061	Instituto Nacional de Higiene Rafael Rangel (INHRR)	458.303.655.797
A0119	Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	30.548.894.084
A0124	Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	1.545.252.293
A0129	Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	157.428.042.288
A0153	Servicio Autónomo Hospital Universitario de Maracaibo (HUM)	98.103.653.090
A0181	Servicio Autónomo Instituto de Biomedicina	2.950.035.545
A0305	Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	1.847.869.925
A0306	Fundación José Félix Ribas	3.699.414.782
A0331	Fondo de Inversión Social de Venezuela-FONVIS	10.500.006.467
A0369	Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	48.660.881.813
A0818	Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	815.120.266
A0907	Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	4.359.642.043
A0910	Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	6.290.483.207
A0936	Instituto Nacional de la Mujer	5.331.908.812
	Estados Descentralizados	**1.405.037.206.500**
E5000	Distrito Capital	131.890.799.936
E5200	Estado Anzoátegui	92.386.932.556
E5300	Estado Apure	55.094.122.865
E5400	Estado Aragua	99.494.398.822
E5600	Estado Bolívar	91.623.216.152

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
E5700	Estado Carabobo	115.234.766.065
E6000	Estado Falcón	48.480.692.861
E6200	Estado Lara	99.224.119.154
E6300	Estado Mérida	83.011.301.672
E6400	Estado Miranda	86.240.247.986
E6500	Estado Monagas	56.547.708.790
E6600	Estado Nueva Esparta	38.092.794.156
E6800	Estado Sucre	74.723.434.163
E6900	Estado Táchira	77.423.889.574
E7000	Estado Trujillo	77.568.067.308
E7100	Estado Yaracuy	44.878.781.474
E7200	Estado Zulia	133.121.932.966
	Municipio	**2.000.000.000**
E6419	Municipio Sucre	2.000.000.000
	TOTAL	**2.794.998.402.438**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	18.111.964.575
407	01	00	00	Transferencias corrientes internas	18.111.964.575
407	01	01	00	Transferencias corrientes al sector privado	18.111.964.575
407	01	01	10	Subsidios educacionales al sector privado	142.704.450
				S0374 - Escuela de Salud Pública.	97.704.450
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	45.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	01	01	13	Subsidios a instituciones benéficas privadas	17.244.488.825
				S0009 - Acción Voluntaria de Hospitales.	2.453.000
				S0059 - Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	98.000.000
				S0066 - Asociación Civil Niña Madre.	2.980.000
				S0101 - Asociación Nacional contra la Parálisis Cerebral (ANAPACE).	100.000.000
				S0102 - Asociación Nacional de Ciegos de Venezuela.	51.180.000
				S0138 - Asociación Venezolana para Educación Sexual Alternativa (A.V.E.S.A.).	48.214.000
				S0217 - Centro de Orientación Familiar (COSFAM). Maracaibo, Estado Zulia.	50.000.000
				S0272 - Asociación Civil Pequeño Cottolengo Don Orione, Municipio Iribarren Estado Lara	20.000.000
				S0313 - Cruz Roja Venezolana, Seccional Barinas.	5.000.000
				S0485 - Federación Venezolana de Instituciones de Ciegos.	10.000.000
				S0502 - Fundación Albergue para Pacientes de Cáncer Petrica de Bello, Barcelona, Estado Anzoátegui.	100.000.000
				S0506 - Fundación Alzheimer de Venezuela.	30.160.000
				S0525 - Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCAHEM). Hospital Central de Valencia Unidad de Transplante de Médula.	370.000.000
				S0564 - Fundación de Cardiología Infantil (FUNDACARDIN).	50.000.000
				S0584 - Fundación del Niño Grave Hospital Central de Valencia.	50.000.000
				S0585 - Fundación del Niño.	1.365.400.000
				S0672 - Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ).	70.000.000
				S0674 - Fundación Presbítero José Manuel Alegría.	6.000.000
				S0704 - Fundación Venezolana de Hipertensión Arterial, Zulia.	100.000.000
				S0735 - Hogar Clínica San Rafael, Estado Zulia.	500.000.000
				S0740 - Asociación Civil Hermanitas de los Pobres.	12.000.000
				S0747 - Hogares Crea de Venezuela.	50.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S0756 - Hospital San Juan de Dios.	500.000.000
				S0788 - Instituto de Previsión del Niño, Distrito Federal.	33.750.000
				S0897 - Religiosas Adoratrices Esclavas del Santísimo Sacramento y de la Caridad.	6.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	3.093.490.825
				S0928 - Sociedad Anticancerosa del Estado Aragua.	300.000.000
				S1097 - Centro de Atención al Trabajo del Trabajador Incapacitado Pedro José Ovalles.	15.000.000
				S1143 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500.000
				S1144 - Asilo de Ancianos de Biruaca, Estado Apure.	3.000.000
				S1146 - Banco de Sillas de Ruedas (BANDESIR), Estado Cojedes.	30.000.000
				S1161 - Hospital Central de Maracay, Unidad de Tomografía Axial Computarizada y Unidad de Ecosonografía Doppler (ASODIAM).	30.000.000
				S1410 - Hogar San Pablo, San Cristobal, Estado Táchira.	100.000.000
				S1415 - Residencia Geriátrica Padre Lizardo, San Cristobal, Estado Táchira.	100.000.000
				S1535 - Sociedad Anticancerosa del Estado Apure	40.000.000
				S1536 - Fundación para la Salud del estado Apure	40.000.000
				S1537 - Fundación Salud y Educación Ambiental de Coro FUNDASEAC, Falcón	150.000.000
				S1538 - Fundación Corazón Feliz Nueva Esparta	50.000.000
				S1552 - Fundación Hospital de Especialidades Pediátricas	8.111.814.000
				S1553 - Banco de Sillas de Ruedas BANDESIR - Estado Zulia	100.000.000
				S1554 - Fundación Salud y Educación Ambiental del Estado Nueva Esparta	180.000.000
				S1556 - Centro de Investigaciones Endocrinometabólicas Dr. Félix Gómez - Estado Zulia	50.000.000
				S1557 - Fundación Atención del Paciente Fisurado - Estado Falcón	20.000.000
				S1558 - Fundación Alí Primera - Estado Falcón	50.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1560 - Fundación Flora de Aular - Estado Apure	20.000.000
				S1561 - Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000
				S1562 - A.C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	100.000.000
				S1563 - Banco de Sillas de Ruedas BANDESIR - Estado Barinas	50.000.000
				S1766 - Asociación Comité de amigos del Niño Hospitalizado, Seccional Falcón	30.000.000
				S1767 - Fundación Municipal de Salud Integral (FUMSI), Estado Sucre	40.000.000
				S1819 - Fundación de Amigos de Niños con Cáncer - Zulia	160.000.000
				S1820 - Acción Voluntaria de Hospitales (Estado Bolívar)	17.547.000
				S1821 - SAUCI - Sociedad de Amigos de la Unidad de Cuidados Intensivos, Hospital Pediátrico Agustín Zubillaga, Barquisimeto Estado Lara	60.000.000
				S1822 - Fundación Augusto Reyes, Atención a Niños con Cáncer, Barquisimeto Estado Lara	60.000.000
				S1823 - SUMEDLARA - Suministro de Medicamentos Quimioterapias Niños y Adultos con Cáncer, Barquisimeto Estado Lara	100.000.000
				S1824 - Fundación Acción Solidaria, Barquisimeto Estado Lara	100.000.000
				S1825 - FUNDAPRODESCO - Cojedes	20.000.000
				S1826 - FUNDABIENESTAR - Cojedes	20.000.000
				S1827 - Fundación de Salud Pablo Rodriguez - Cojedes	20.000.000
				S1828 - Fundación para la Salud y Educación Ambiental del Zulia (FUNSEAZ)	50.000.000
				S1829 - Fundación Salud Ecológica de Monagas (FUNSEAM)	50.000.000
				S1830 - Fundación para la Alimentación Integral del Niño y de la Mujer, San Sebastián, Estado Aragua	100.000.000
				S1831 - Gero granja "Luz y sus Años Dorados", Estado Aragua	50.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	01	01	15	Subsidios a organismos laborales y gremiales	47.671.300
				S0917 - Sindicato Único Nacional de Empleados Públicos (S.U.N.E.P.).	46.671.300
				S1540 - Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000
407	01	01	18	Subsidios científicos al sector privado	377.100.000
				S0653 - Fundación para el Estudio de la Corea de Huntinton en el Zulia.	50.000.000
				S1246 - Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS.	327.100.000
407	01	01	19	Otros subsidios sociales al sector privado	300.000.000
				S0959 - Subsidios Eventuales Diversos.	300.000.000

PROGRAMA: 05 - Dirección y Coordinación Nivel Central

UNIDAD EJECUTORA: Despacho del Ministro de Salud y Desarrollo Social, Viceministro de Salud, Viceministro de Desarrollo Social, Epidemiología y Análisis Estratégico, Salud Poblacional y Salud Ambiental y Contraloría Sanitaria.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinar la política del Sistema Nacional de Salud	Proceso	42	38.656.878.129
Diseñar, dirigir y coordinar la política de Administración de recursos financieros	Proceso	42	62.458.350.395
Asesorar en materia jurídica al Ministerio y a las diferentes unidades que lo conforman	Proceso	42	383.458.258
Controlar, vigilar y fiscalizar los movimientos de ingresos y bienes del Ministerio	Proceso	42	383.458.258
Coordinar, evaluar, normalizar todo lo relacionado con los procesos administrativos	Proceso	42	383.458.258
Planificar, controlar, evaluar y ejecutar todo lo relacionado con Planificación y Presupuesto	Proceso	42	383.458.259
Atender todo lo relativo a la dirección, coordinación, supervisón y control de la administración del Recurso Humano del Ministerio	Proceso	42	539.074.663.565
Planificar, organizar y ejecutar las políticas de descentralización de los Organismos del sector salud	Proceso	42	40.820.000
Asesorar y coordinar la formulación y elaboración de políticas, acuerdos y convenios con órganos internacionales	Proceso	42	383.458.258
Prestar apoyo técnico al Ministerio en el área de Informática	Proceso	42	2.051.841.933
Formar y Capacitar el recurso médico y auxiliar en el ámbito de salud pública	Proceso	42	11.613.990.063
Diseñar, formular y evaluar los planes, políticas y estrategias informativas	Proceso	42	2.875.936.933
TOTAL			**658.689.772.309**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de personal	431.406.073.133
	- Recursos Ordinarios	431.406.073.133
402	Materiales y suministros	26.063.586.658
	- Recursos Ordinarios	26.063.586.658
403	Servicios no personales	40.610.282.251
	- Recursos Ordinarios	40.610.282.251
404	Activos reales	3.604.665.157
	- Recursos Ordinarios	3.604.665.157
406	Servicio de la deuda pública y disminución de otros pasivos	8.001.453.285
	- Recursos Ordinarios	8.001.453.285
407	Transferencias	149.003.711.825
	- Recursos Ordinarios	149.003.711.825
	TOTAL	**658.689.772.309**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	3.553	23.835.635.462
- Directivo	168	2.256.719.961
- Profesional y Técnico	1.117	9.798.270.190
- Personal Administrativo	964	4.152.107.876
- Personal Médico	254	2.452.931.055
- Obreros	1.050	5.175.606.380
Personal Contratado	429	4.355.780.674
- Empleados	298	3.830.079.204
- Obreros	131	525.701.470
TOTAL	**3.982**	**28.191.416.136**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	2.000.000.000
407	01	00	00	Transferencias corrientes internas	2.000.000.000
407	01	02	00	Transferencias corrientes al sector público	2.000.000.000
407	01	02	05	Transferencias corrientes a los municipios	2.000.000.000
				E6419 - Municipio Sucre	2.000.000.000
				- Recursos Ordinarios	2.000.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	18.111.964.575
407	01	00	00	Transferencias corrientes internas	18.111.964.575
407	01	01	00	Transferencias corrientes al sector privado	18.111.964.575
407	01	01	10	Subsidios educacionales al sector privado	142.704.450
				S0374 - Escuela de Salud Pública.	97.704.450
				- Recursos Ordinarios	97.704.450
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	45.000.000
				- Recursos Ordinarios	45.000.000
407	01	01	13	Subsidios a instituciones benéficas privadas	17.244.488.825
				S0009 - Acción Voluntaria de Hospitales.	2.453.000
				- Recursos Ordinarios	2.453.000
				S0059 - Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	98.000.000
				- Recursos Ordinarios	98.000.000
				S0066 - Asociación Civil Niña Madre.	2.980.000
				- Recursos Ordinarios	2.980.000
				S0101 - Asociación Nacional contra la Parálisis Cerebral (ANAPACE).	100.000.000
				- Recursos Ordinarios	100.000.000
				S0102 - Asociación Nacional de Ciegos de Venezuela.	51.180.000
				- Recursos Ordinarios	51.180.000
				S0138 - Asociación Venezolana para Educación Sexual Alternativa (A.V.E.S.A.).	48.214.000
				- Recursos Ordinarios	48.214.000
				S0217 - Centro de Orientación Familiar (COSFAM). Maracaibo, Estado Zulia.	50.000.000
				- Recursos Ordinarios	50.000.000
				S0272 - Asociación Civil Pequeño Cottolengo Don Orione, Municipio Iribarren Estado Lara	20.000.000
				- Recursos Ordinarios	20.000.000
				S0313 - Cruz Roja Venezolana, Seccional Barinas.	5.000.000
				- Recursos Ordinarios	5.000.000
				S0485 - Federación Venezolana de Instituciones de Ciegos.	10.000.000
				- Recursos Ordinarios	10.000.000
				S0502 - Fundación Albergue para Pacientes de Cáncer Petrica de Bello, Barcelona, Estado Anzoátegui.	100.000.000
				- Recursos Ordinarios	100.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S0506 - Fundación Alzheimer de Venezuela.	30.160.000
				- Recursos Ordinarios	30.160.000
				S0525 - Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCAHEM). Hospital Central de Valencia Unidad de Transplante de Médula.	370.000.000
				- Recursos Ordinarios	370.000.000
				S0564 - Fundación de Cardiología Infantil (FUNDACARDIN).	50.000.000
				- Recursos Ordinarios	50.000.000
				S0584 - Fundación del Niño Grave Hospital Central de Valencia.	50.000.000
				- Recursos Ordinarios	50.000.000
				S0585 - Fundación del Niño.	1.365.400.000
				- Recursos Ordinarios	1.365.400.000
				S0672 - Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ).	70.000.000
				- Recursos Ordinarios	70.000.000
				S0674 - Fundación Presbítero José Manuel Alegría.	6.000.000
				- Recursos Ordinarios	6.000.000
				S0704 - Fundación Venezolana de Hipertensión Arterial, Zulia.	100.000.000
				- Recursos Ordinarios	100.000.000
				S0735 - Hogar Clínica San Rafael, Estado Zulia.	500.000.000
				- Recursos Ordinarios	500.000.000
				S0740 - Asociación Civil Hermanitas de los Pobres.	12.000.000
				- Recursos Ordinarios	12.000.000
				S0747 - Hogares Crea de Venezuela.	50.000.000
				- Recursos Ordinarios	50.000.000
				S0756 - Hospital San Juan de Dios.	500.000.000
				- Recursos Ordinarios	500.000.000
				S0788 - Instituto de Previsión del Niño, Distrito Federal.	33.750.000
				- Recursos Ordinarios	33.750.000
				S0897 - Religiosas Adoratrices Esclavas del Santísimo Sacramento y de la Caridad.	6.000.000
				- Recursos Ordinarios	6.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	3.093.490.825
				- Recursos Ordinarios	3.093.490.825
				S0928 - Sociedad Anticancerosa del Estado Aragua.	300.000.000
				- Recursos Ordinarios	300.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1097 - Centro de Atención al Trabajo del Trabajador Incapacitado Pedro José Ovalles.	15.000.000
				- Recursos Ordinarios	15.000.000
				S1143 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500.000
				- Recursos Ordinarios	2.500.000
				S1144 - Asilo de Ancianos de Biruaca, Estado Apure.	3.000.000
				- Recursos Ordinarios	3.000.000
				S1146 - Banco de Sillas de Ruedas (BANDESIR), Estado Cojedes.	30.000.000
				- Recursos Ordinarios	30.000.000
				S1161 - Hospital Central de Maracay, Unidad de Tomografía Axial Computarizada y Unidad de Ecosonografía Doppler (ASODIAM).	30.000.000
				- Recursos Ordinarios	30.000.000
				S1410 - Hogar San Pablo, San Cristobal, Estado Táchira.	100.000.000
				- Recursos Ordinarios	100.000.000
				S1415 - Residencia Geriátrica Padre Lizardo, San Cristobal, Estado Táchira.	100.000.000
				- Recursos Ordinarios	100.000.000
				S1535 - Sociedad Anticancerosa del Estado Apure	40.000.000
				- Recursos Ordinarios	40.000.000
				S1536 - Fundación para la Salud del estado Apure	40.000.000
				- Recursos Ordinarios	40.000.000
				S1537 - Fundación Salud y Educación Ambiental de Coro FUNDASEAC, Falcón	150.000.000
				- Recursos Ordinarios	150.000.000
				S1538 - Fundación Corazón Feliz Nueva Esparta	50.000.000
				- Recursos Ordinarios	50.000.000
				S1552 - Fundación Hospital de Especialidades Pediátricas	8.111.814.000
				- Recursos Ordinarios	8.111.814.000
				S1553 - Banco de Sillas de Ruedas BANDESIR - Estado Zulia	100.000.000
				- Recursos Ordinarios	100.000.000
				S1554 - Fundación Salud y Educación Ambiental del Estado Nueva Esparta	180.000.000
				- Recursos Ordinarios	180.000.000
				S1556 - Centro de Investigaciones Endocrinometabólicas Dr. Félix Gómez - Estado Zulia	50.000.000
				- Recursos Ordinarios	50.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1557 - Fundación Atención del Paciente Fisurado - Estado Falcón	20.000.000
				- Recursos Ordinarios	20.000.000
				S1558 - Fundación Alí Primera - Estado Falcón	50.000.000
				- Recursos Ordinarios	50.000.000
				S1560 - Fundación Flora de Aular - Estado Apure	20.000.000
				- Recursos Ordinarios	20.000.000
				S1561 - Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000
				- Recursos Ordinarios	100.000.000
				S1562 - A.C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	100.000.000
				- Recursos Ordinarios	100.000.000
				S1563 - Banco de Sillas de Ruedas BANDESIR - Estado Barinas	50.000.000
				- Recursos Ordinarios	50.000.000
				S1766 - Asociación Comité de amigos del Niño Hospitalizado, Seccional Falcón	30.000.000
				- Recursos Ordinarios	30.000.000
				S1767 - Fundación Municipal de Salud Integral (FUMSI), Estado Sucre	40.000.000
				- Recursos Ordinarios	40.000.000
				S1819 - Fundación de Amigos de Niños con Cáncer - Zulia	160.000.000
				- Recursos Ordinarios	160.000.000
				S1820 - Acción Voluntaria de Hospitales (Estado Bolívar)	17.547.000
				- Recursos Ordinarios	17.547.000
				S1821 - SAUCI - Sociedad de Amigos de la Unidad de Cuidados Intensivos, Hospital Pediátrico Agustín Zubillaga, Barquisimeto Estado Lara	60.000.000
				- Recursos Ordinarios	60.000.000
				S1822 - Fundación Augusto Reyes, Atención a Niños con Cáncer, Barquisimeto Estado Lara	60.000.000
				- Recursos Ordinarios	60.000.000
				S1823 - SUMEDLARA - Suministro de Medicamentos Quimioterapias Niños y Adultos con Cáncer, Barquisimeto Estado Lara	100.000.000
				- Recursos Ordinarios	100.000.000
				S1824 - Fundación Acción Solidaria, Barquisimeto Estado Lara	100.000.000
				- Recursos Ordinarios	100.000.000
				S1825 - FUNDAPRODESCO - Cojedes	20.000.000
				- Recursos Ordinarios	20.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				S1826 - FUNDABIENESTAR - Cojedes	20.000.000
				- Recursos Ordinarios	20.000.000
				S1827 - Fundación de Salud Pablo Rodriguez - Cojedes	20.000.000
				- Recursos Ordinarios	20.000.000
				S1828 - Fundación para la Salud y Educación Ambiental del Zulia (FUNSEAZ)	50.000.000
				- Recursos Ordinarios	50.000.000
				S1829 - Fundación Salud Ecológica de Monagas (FUNSEAM)	50.000.000
				- Recursos Ordinarios	50.000.000
				S1830 - Fundación para la Alimentación Integral del Niño y de la Mujer, San Sebastián, Estado Aragua	100.000.000
				- Recursos Ordinarios	100.000.000
				S1831 - Gero granja "Luz y sus Años Dorados", Estado Aragua	50.000.000
				- Recursos Ordinarios	50.000.000
407	01	01	15	Subsidios a organismos laborales y gremiales	47.671.300
				S0917 - Sindicato Unico Nacional de Empleados Públicos (S.U.N.E.P.).	46.671.300
				- Recursos Ordinarios	46.671.300
				S1540 - Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000
				- Recursos Ordinarios	1.000.000
407	01	01	18	Subsidios científicos al sector privado	377.100.000
				S0653 - Fundación para el Estudio de la Corea de Huntinton en el Zulia.	50.000.000
				- Recursos Ordinarios	50.000.000
				S1246 - Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS.	327.100.000
				- Recursos Ordinarios	327.100.000
407	01	01	19	Otros subsidios sociales al sector privado	300.000.000
				S0959 - Subsidios Eventuales Diversos.	300.000.000
				- Recursos Ordinarios	300.000.000

PROGRAMA: 06 - Dirección y Coordinación de Unidades Centralizadas y Descentralizadas

UNIDAD EJECUTORA: Entidades Federales y Organismos Adscritos:

Este programa incluye las actividades relacionadas con la coordinación, supervisión, evaluación, ejecución y control de la gestión institucional de las actividades del Sector Salud y Desarrollo Social de las Entidades de Salud Centralizadas y Descentralizadas del MSDS, incluyendo también el Sistema de Atención Primaria en Salud, Red Ambulatoria y la Red Hospitalaria, así como los Organismos Adscritos con prestación de servicios en el área de Salud y Desarrollo Social.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Diseñar y coordinar los programas del Sistema Nacional de Salud a nivel de los Estados Centralizados	Entidad Fortalecida	7	223.729.561.608
Diseñar y coordinar los programas del Sistema Nacional de Salud a nivel de las entidades descentralizadas	Entidad Fortalecida	17	1.089.092.269.775
Proporcionar atención integral en salud, mediante acciones de promoción, prevención y restitución de la población	Entidad Fortalecida	7	28.704.395.070
Proporcionar atención integral en salud mediante acciones de promoción, prevención y restitución de la población en los estados descentralizados	Entidad Fortalecida	17	426.010.065.430
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente al primer nivel de atención en salud en las entidades centralizadas	Entidad Fortalecida	7	28.704.395.069
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente al primer nivel de atención en salud en los estados descentralizados	Entidad Fortalecida	17	94.256.714.287
Atención oportuna con calidad a los pacientes con problemas de salud de alta complejidad médica	Entidad Fortalecida	7	34.445.274.084
Atención hospitalaria oportuna con calidad a los pacientes con problemas de salud de alta complejidad médica a nivel de las entidades descentralizadas	Entidad Fortalecida	17	381.847.484.129
Garantizar la atención y protección de los niños (as), adolescentes y adultos beneficiarios de los diferentes programas de Salud y Desarrollo Social	Organismo Adscrito Fortalecido	13	801.791.868.817
TOTAL			**3.108.582.028.269**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de personal	196.725.813.754
	- Recursos Ordinarios	196.725.813.754
402	Materiales y suministros	97.439.335.821
	- Recursos Ordinarios	97.439.335.821
403	Servicios no personales	18.421.367.887
	- Recursos Ordinarios	18.421.367.887
404	Activos reales	2.997.108.369
	- Recursos Ordinarios	2.997.108.369
407	Transferencias	2.792.998.402.438
	- Recursos Ordinarios	2.539.100.260.251
	- Otras Fuentes de Financiamiento	220.449.979.594
	- Programas y Proyectos	33.448.162.593
	• Apoyo a la iniciativa de gestión social (PAIS)	7.901.369.367
	• Fortalecimiento de la red del servicio de salud del Dtto. Metropolitano	8.600.000.000
	• Fortalecimiento y modernización del Sector Salud	13.863.974.000
	• Apoyo al centro de acción social por la música	1.602.521.664
	• Programa casa de la mujer	691.625.000
	• Programa de fortalecimiento a la gestión comunitaria	317.110.062
	• Programa de comunidades saludables	471.562.500
	TOTAL	**3.108.582.028.269**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	16.493	88.298.319.132
- Directivo	23	317.684.496
- Profesional y Técnico	3.598	25.064.556.866
- Personal Administrativo	3.043	12.558.717.166
- Personal Médico	2.033	16.023.937.832
- Obreros	7.796	34.333.422.772
Personal Fijo a Tiempo Parcial	96	431.214.852
- Profesional y Técnico	34	122.162.184
- Personal Médico	62	309.052.668
Personal Contratado	393	2.184.357.185
- Empleados	224	1.414.987.920
- Obreros	169	769.369.265
TOTAL	**16.982**	**90.913.891.169**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	2.792.998.402.438
407	01	00	00	Transferencias corrientes internas	2.792.998.402.438
407	01	02	00	Transferencias corrientes al sector público	2.792.998.402.438
407	01	02	02	Transferencias corrientes a los entes descentralizados	1.094.570.928.888
				A0025 - Instituto Autónomo Hospital Universitario de Caracas (HUC)	125.763.428.804
				- Recursos Ordinarios	125.763.428.804
				A0047 - Instituto Nacional del Menor (INAM)	125.664.427.042
				- Recursos Ordinarios	125.664.427.042
				A0057 - Instituto Nacional de Nutrición (INN)	176.764.394.261
				- Recursos Ordinarios	176.764.394.261
				A0059 - Instituto Nacional de Geriatría y Gerontología (INAGER).	129.384.085.419
				- Recursos Ordinarios	129.384.085.419
				A0061 - Instituto Nacional de Higiene Rafael Rangel (INHRR)	458.303.655.797
				Gastos de funcionamiento INHRR	27.183.891.077
				- Recursos Ordinarios	27.183.891.077
				Convenio de Cooperación	408.655.790.720
				- Recursos Ordinarios	283.448.016.166
				- Otras Fuentes de Financiamiento	125.207.774.554
				- Programas y Proyectos	22.463.974.000
				Fortalecimiento de la Red de Servicio de Salud del Distrito Metropolitano	8.600.000.000
				Fortalecimiento y Modernización del Sector Salud	13.863.974.000
				A0124 - Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	1.545.252.293
				- Recursos Ordinarios	1.545.252.293
				A0305 - Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	1.847.869.925
				- Recursos Ordinarios	1.847.869.925
				A0306 - Fundación José Félix Ribas	3.699.414.782
				- Recursos Ordinarios	3.699.414.782
				A0331 - Fondo de Inversión Social de Venezuela-FONVIS	10.500.006.467
				- Recursos Ordinarios	1.118.339.538
				- Programas y Proyectos	9.381.666.929
				Apoyo a la Iniciativa de Gestión Social (PAIS)	7.901.369.367
				Programa Casa de la Mujer	691.625.000
				Programa de Fortalecimiento a la Gestión Comunitaria	317.110.062
				Programa de Comunidades Saludables	471.562.500

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0369 - Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	48.660.881.813
				- Recursos Ordinarios	47.058.360.149
				- Programas y Proyectos	1.602.521.664
				Apoyo al Centro de Acción Social por la Música	1.602.521.664
				A0818 - Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	815.120.266
				- Recursos Ordinarios	815.120.266
				A0910 - Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	6.290.483.207
				- Recursos Ordinarios	6.290.483.207
				A0936 - Instituto Nacional de la Mujer	5.331.908.812
				- Recursos Ordinarios	5.331.908.812
407	01	02	04	Transferencias corrientes a las entidades federales	1.405.037.206.500
				E5000 - Distrito Capital	131.890.799.936
				- Recursos Ordinarios	123.632.993.116
				- Otras Fuentes de Financiamiento	8.257.806.820
				E5200 - Estado Anzoátegui	92.386.932.556
				- Recursos Ordinarios	84.682.824.833
				- Otras Fuentes de Financiamiento	7.704.107.723
				E5300 - Estado Apure	55.094.122.865
				- Recursos Ordinarios	50.871.955.042
				- Otras Fuentes de Financiamiento	4.222.167.823
				E5400 - Estado Aragua	99.494.398.822
				- Recursos Ordinarios	92.026.315.417
				- Otras Fuentes de Financiamiento	7.468.083.405
				E5600 - Estado Bolívar	91.623.216.152
				- Recursos Ordinarios	85.597.240.495
				- Otras Fuentes de Financiamiento	6.025.975.657
				E5700 - Estado Carabobo	115.234.766.065
				- Recursos Ordinarios	108.271.291.547
				- Otras Fuentes de Financiamiento	6.963.474.518
				E6000 - Estado Falcón	48.480.692.861
				- Recursos Ordinarios	44.631.694.120
				- Otras Fuentes de Financiamiento	3.848.998.741
				E6200 - Estado Lara	99.224.119.154
				- Recursos Ordinarios	91.497.246.733
				- Otras Fuentes de Financiamiento	7.726.872.421
				E6300 - Estado Mérida	83.011.301.672
				- Recursos Ordinarios	78.431.440.774
				- Otras Fuentes de Financiamiento	4.579.860.898

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E6400 - Estado Miranda	86.240.247.986
				- Recursos Ordinarios	80.167.753.028
				- Otras Fuentes de Financiamiento	6.072.494.958
				E6500 - Estado Monagas	56.547.708.790
				- Recursos Ordinarios	52.625.584.242
				- Otras Fuentes de Financiamiento	3.922.124.548
				E6600 - Estado Nueva Esparta	38.092.794.156
				- Recursos Ordinarios	35.686.905.469
				- Otras Fuentes de Financiamiento	2.405.888.687
				E6800 - Estado Sucre	74.723.434.163
				- Recursos Ordinarios	68.546.184.159
				- Otras Fuentes de Financiamiento	6.177.250.004
				E6900 - Estado Táchira	77.423.889.574
				- Recursos Ordinarios	70.786.978.079
				- Otras Fuentes de Financiamiento	6.636.911.495
				E7000 - Estado Trujillo	77.568.067.308
				- Recursos Ordinarios	71.261.906.091
				- Otras Fuentes de Financiamiento	6.306.161.217
				E7100 - Estado Yaracuy	44.878.781.474
				- Recursos Ordinarios	41.518.416.392
				- Otras Fuentes de Financiamiento	3.360.365.082
				E7200 - Estado Zulia	133.121.932.966
				- Recursos Ordinarios	129.558.271.923
				- Otras Fuentes de Financiamiento	3.563.661.043
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	293.390.267.050
				A0119 - Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	30.548.894.084
				- Recursos Ordinarios	30.548.894.084
				Boticas Populares	7.000.000.000
				Suministro de Medicamentos	7.439.000.000
				Medicamentos Esenciales a Programas de Salud	16.109.894.084
				A0129 - Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	157.428.042.288
				- Recursos Ordinarios	157.428.042.288
				A0153 - Servicio Autónomo Hospital Universitario de Maracaibo (HUM)	98.103.653.090
				- Recursos Ordinarios	98.103.653.090
				A0181 - Servicio Autónomo Instituto de Biomedicina	2.950.035.545
				- Recursos Ordinarios	2.950.035.545
				A0907 - Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	4.359.642.043
				- Recursos Ordinarios	4.359.642.043

SUBPROGRAMA: 01 - UNIDADES CENTRALIZADAS

UNIDAD EJECUTORA: Entidades Centralizadas

Este subprograma incluye las actividades relacionadas con la ejecución de la gestión institucional de las políticas y programas de salud y desarrollo social de las Direcciones Regionales Centralizadas, Sistema de Atención Primaria en Salud y la Red Hospitalaria.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Diseñar y Coordinar los programas del Sistema Nacional de Salud a nivel de los Estados Centralizados	Entidad Fortalecida	7	223.729.561.608
Proporcionar atención integral en salud, mediante acciones de promoción, prevención y restitución de la población	Entidad Fortalecida	7	28.704.395.070
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente al primer nivel de atención en salud en las entidades centralizadas	Entidad Fortalecida	7	28.704.395.069
Atención oportuna con calidad a los pacientes con problemas de salud de alta complejidad médica	Entidad Fortalecida	7	34.445.274.084
TOTAL			**315.583.625.831**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
401	Gastos de personal	196.725.813.754
	- Recursos Ordinarios	196.725.813.754
402	Materiales y suministros	97.439.335.821
	- Recursos Ordinarios	97.439.335.821
403	Servicios no personales	18.421.367.887
	- Recursos Ordinarios	18.421.367.887
404	Activos reales	2.997.108.369
	- Recursos Ordinarios	2.997.108.369
	TOTAL	**315.583.625.831**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	16.493	88.298.319.132
- Directivo	23	317.684.496
- Profesional y Técnico	3.598	25.064.556.866
- Personal Administrativo	3.043	12.558.717.166
- Personal Médico	2.033	16.023.937.832
- Obreros	7.796	34.333.422.772
Personal Fijo a Tiempo Parcial	96	431.214.852
- Profesional y Técnico	34	122.162.184
- Personal Médico	62	309.052.668
Personal Contratado	393	2.184.357.185
- Empleados	224	1.414.987.920
- Obreros	169	769.369.265
TOTAL	**16.982**	**90.913.891.169**

SUBPROGRAMA: 02 - UNIDADES DESCENTRALIZADAS

UNIDAD EJECUTORA: Estados Descentralizados

Este subprograma incluye las actividades relacionadas con la ejecución de la gestión institucional de las políticas y programas de salud y desarrollo social de las Direcciones Regionales Descentralizadas, Sistema de Atención Primaria en Salud (Red Ambulatoria) y la Red Hospitalaria.

Para el logro de los objetivos del Ministerio de Salud y Desarrollo Social, contribuyen además de las Direcciones Regionales Descentralizadas, los siguientes Organismos Adscritos: Instituto Autónomo Hospital Universitario de Caracas (HUC), Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM), Instituto Nacional de Higiene Rafael Rangel (INHRR), Servicio Autónomo Instituto Autónomo de Biomedicina, Consejo Nacional de Derechos del Niño, Niña y Adolescente (CNDNA), Instituto Nacional de Nutrición (INN), Instituto Nacional de Atención al Menor (INAM), Instituto Nacional de Geriatría y Gerontología (INAGER), Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI), Fondo de Inversión Social de Venezuela (FONVIS), Fundación de Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV), Instituto Nacional de la Mujer (INAMUJER), Sociedad Civil para el Control de Enfermedades y Asistencia al Indígena (CENASAI), Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR), Servicio Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA), Fundación José Félix Ribas (FUNDARIBAS), Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA) y Servicio Autónomo de Altos Estudios " Dr. Arnoldo Gabaldón".

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Diseñar y coordinar los programas del sistema nacional de salud a nivel de las entidades descentralizadas	Entidad Fortalecida	17	1.089.092.269.775
Proporcionar atención integral en salud mediante acciones de promoción, prevención y restitución de la población en los estados descentralizados	Entidad Fortalecida	17	426.010.065.430
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente al primer nivel de atención en salud en los estados descentralizados	Entidad Fortalecida	17	94.256.714.287
Atención hospitalaria oportuna con calidad a los pacientes con problemas de salud de alta complejidad médica a nivel de las entidades descentralizadas	Entidad Fortalecida	17	381.847.484.129
Garantizar la atención y protección de los niños(a), adolescentes y adulto beneficiario de los diferentes programas de Salud y Desarrollo Social	Organismos Adscritos Fortalecidos	13	801.791.868.817
TOTAL			**2.792.998.402.438**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2005
407	Transferencias	2.792.998.402.438
	- Recursos Ordinarios	2.539.100.260.251
	- Otras Fuentes de Financiamiento	220.449.979.594
	- Programas y Proyectos	33.448.162.593
	• Apoyo a la iniciativa de gestión social (PAÍS)	7.901.369.367
	• Fortalecimiento de la red del servicio de salud del Dtto. Metropolitano	8.600.000.000
	• Fortalecimiento y modernización del Sector Salud	13.863.974.000
	• Apoyo al centro de acción social por la música	1.602.521.664
	• Programa casa de la mujer	691.625.000
	• Programa de fortalecimiento a la gestión comunitaria	317.110.062
	• Programa de comunidades saludables	471.562.500
	TOTAL	**2.792.998.402.438**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
407	00	00	00	Transferencias	2.792.998.402.438
407	01	00	00	Transferencias corrientes internas	2.792.998.402.438
407	01	02	00	Transferencias corrientes al sector público	2.792.998.402.438
407	01	02	02	Transferencias corrientes a los entes descentralizados	1.094.570.928.888
				A0025 - Instituto Autónomo Hospital Universitario de Caracas (HUC)	125.763.428.804
				- Recursos Ordinarios	125.763.428.804
				A0047 - Instituto Nacional del Menor (INAM)	125.664.427.042
				- Recursos Ordinarios	125.664.427.042
				A0057 - Instituto Nacional de Nutrición (INN)	176.764.394.261
				- Recursos Ordinarios	176.764.394.261
				A0059 - Instituto Nacional de Geriatría y Gerontología (INAGER).	129.384.085.419
				- Recursos Ordinarios	129.384.085.419
				A0061 - Instituto Nacional de Higiene Rafael Rangel (INHRR)	458.303.655.797
				Gastos de funcionamiento INHRR	27.183.891.077
				- Recursos Ordinarios	27.183.891.077
				Convenio de Cooperación	408.655.790.720
				- Recursos Ordinarios	283.448.016.166
				- Otras Fuentes de Financiamiento	125.207.774.554
				- Programas y Proyectos	22.463.974.000
				Fortalecimiento de la Red de Servicio de Salud del Distrito Metropolitano	8.600.000.000
				Fortalecimiento y Modernización del Sector Salud	13.863.974.000
				A0124 - Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	1.545.252.293
				- Recursos Ordinarios	1.545.252.293
				A0305 - Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	1.847.869.925
				- Recursos Ordinarios	1.847.869.925
				A0306 - Fundación José Félix Ribas	3.699.414.782
				- Recursos Ordinarios	3.699.414.782
				A0331 - Fondo de Inversión Social de Venezuela-FONVIS	10.500.006.467
				- Recursos Ordinarios	1.118.339.538
				- Programas y Proyectos	9.381.666.929
				Apoyo a la Iniciativa de Gestión Social (PAIS)	7.901.369.367
				Programa Casa de la Mujer	691.625.000
				Programa de Fortalecimiento a la Gestión Comunitaria	317.110.062
				Programa de Comunidades Saludables	471.562.500

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0369 - Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	48.660.881.813
				- Recursos Ordinarios	47.058.360.149
				- Programas y Proyectos	1.602.521.664
				Apoyo al Centro de Acción Social por la Música	1.602.521.664
				A0818 - Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	815.120.266
				- Recursos Ordinarios	815.120.266
				A0910 - Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	6.290.483.207
				- Recursos Ordinarios	6.290.483.207
				A0936 - Instituto Nacional de la Mujer	5.331.908.812
				- Recursos Ordinarios	5.331.908.812
407	01	02	04	Transferencias corrientes a las entidades federales	1.405.037.206.500
				E5000 - Distrito Capital	131.890.799.936
				- Recursos Ordinarios	123.632.993.116
				- Otras Fuentes de Financiamiento	8.257.806.820
				E5200 - Estado Anzoátegui	92.386.932.556
				- Recursos Ordinarios	84.682.824.833
				- Otras Fuentes de Financiamiento	7.704.107.723
				E5300 - Estado Apure	55.094.122.865
				- Recursos Ordinarios	50.871.955.042
				- Otras Fuentes de Financiamiento	4.222.167.823
				E5400 - Estado Aragua	99.494.398.822
				- Recursos Ordinarios	92.026.315.417
				- Otras Fuentes de Financiamiento	7.468.083.405
				E5600 - Estado Bolívar	91.623.216.152
				- Recursos Ordinarios	85.597.240.495
				- Otras Fuentes de Financiamiento	6.025.975.657
				E5700 - Estado Carabobo	115.234.766.065
				- Recursos Ordinarios	108.271.291.547
				- Otras Fuentes de Financiamiento	6.963.474.518
				E6000 - Estado Falcón	48.480.692.861
				- Recursos Ordinarios	44.631.694.120
				- Otras Fuentes de Financiamiento	3.848.998.741
				E6200 - Estado Lara	99.224.119.154
				- Recursos Ordinarios	91.497.246.733
				- Otras Fuentes de Financiamiento	7.726.872.421
				E6300 - Estado Mérida	83.011.301.672
				- Recursos Ordinarios	78.431.440.774
				- Otras Fuentes de Financiamiento	4.579.860.898

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				E6400 - Estado Miranda	86.240.247.986
				- Recursos Ordinarios	80.167.753.028
				- Otras Fuentes de Financiamiento	6.072.494.958
				E6500 - Estado Monagas	56.547.708.790
				- Recursos Ordinarios	52.625.584.242
				- Otras Fuentes de Financiamiento	3.922.124.548
				E6600 - Estado Nueva Esparta	38.092.794.156
				- Recursos Ordinarios	35.686.905.469
				- Otras Fuentes de Financiamiento	2.405.888.687
				E6800 - Estado Sucre	74.723.434.163
				- Recursos Ordinarios	68.546.184.159
				- Otras Fuentes de Financiamiento	6.177.250.004
				E6900 - Estado Táchira	77.423.889.574
				- Recursos Ordinarios	70.786.978.079
				- Otras Fuentes de Financiamiento	6.636.911.495
				E7000 - Estado Trujillo	77.568.067.308
				- Recursos Ordinarios	71.261.906.091
				- Otras Fuentes de Financiamiento	6.306.161.217
				E7100 - Estado Yaracuy	44.878.781.474
				- Recursos Ordinarios	41.518.416.392
				- Otras Fuentes de Financiamiento	3.360.365.082
				E7200 - Estado Zulia	133.121.932.966
				- Recursos Ordinarios	129.558.271.923
				- Otras Fuentes de Financiamiento	3.563.661.043
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	293.390.267.050
				A0119 - Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	30.548.894.084
				- Recursos Ordinarios	30.548.894.084
				Boticas Populares	7.000.000.000
				Suministro Medicamentos	7.439.000.000
				Medicamentos Esenciales a Programas de Salud	16.109.894.084
				A0129 - Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	157.428.042.288
				- Recursos Ordinarios	157.428.042.288
				A0153 - Servicio Autónomo Hospital Universitario de Maracaibo (HUM)	98.103.653.090
				- Recursos Ordinarios	98.103.653.090
				A0181 - Servicio Autónomo Instituto de Biomedicina	2.950.035.545
				- Recursos Ordinarios	2.950.035.545
				A0907 - Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	4.359.642.043
				- Recursos Ordinarios	4.359.642.043

PROGRAMA: 08 - SISTEMA PÚBLICO NACIONAL DE SALUD

UNIDAD EJECUTORA: Coordinación del Sistema Público Nacional de Salud

Este programa incluye la coordinación del Sistema Público Nacional de Salud, así como la supervisión, evaluación y control de la gestión institucional del Sistema de Atención Primaria en Salud (Consultorios Populares), Clínicas Populares, Red Hospitalaria y la Coordinación Intercultural de Salud con Pueblos y Comunidades Indígenas.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Ejecutar los programas del Sistema Nacional de Salud, concernientes a la atención primaria en las áreas de Salud y Desarrollo Social	Entidad Fortalecida	24	63.279.234.185
Garantizar el derecho a la salud y a la atención médica, para dar respuesta eficiente en las áreas de Atención Primaria en Salud y Desarrollo Social	Entidad Fortalecida	24	134.318.032.045
Garantizar el derecho a la salud y a la atención médica-hospitalaria en las áreas concernientes a la Atención Primaria en Salud y Desarrollo Social	Entidad Fortalecida	24	24.681.754.468
Promover el desarrollo endógeno de la vida de los pueblos indígenas	Entidad Fortalecida	6	2.556.110.911
TOTAL			**224.835.131.609**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
401	Gastos de personal	3.670.991.898
	- Recursos Ordinarios	3.670.991.898
402	Materiales y suministros	114.411.815.292
	- Recursos Ordinarios	114.411.815.292
403	Servicios no personales	25.812.080.985
	- Recursos Ordinarios	25.812.080.985
404	Activos reales	80.940.243.434
	- Recursos Ordinarios	80.940.243.434
	TOTAL	**224.835.131.609**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Contratado	257	1.938.959.547
- Empleados	221	1.774.725.972
- Obreros	36	164.233.575
TOTAL	**257**	**1.938.959.547**

32. Defensoría del Pueblo

DEFENSORIA DEL PUEBLO

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Defensoría del Pueblo, para cumplir con la misión establecida en la Constitución de la República Bolivariana de Venezuela, desarrollará para el ejercicio fiscal 2005, las acciones que con base a la experiencia obtenida durante estos cuatro años, son consideradas prioritarias para continuar con el fortalecimiento y consolidación institucional en el ámbito nacional.

En este sentido, este órgano del Poder Ciudadano se propone:

Garantizar a los ciudadanos la restitución de los derechos infringidos.

Educar a la ciudadanía para el conocimiento de sus derechos y garantías constitucionales y la forma de exigirlos.

Promover la Institución como órgano del Poder Ciudadano, que tiene a su cargo la promoción, defensa y vigilancia del goce y ejercicio de los derechos y garantías establecidas en la Constitución.

Velar por el correcto funcionamiento de los Organismos del Estado e Instituciones prestadoras de servicios públicos.

Garantizar el funcionamiento óptimo de la Institución, dando prioridad a las unidades operativas con la adquisición y acondicionamiento de sedes.

Dar continuidad al proceso de modernización de la institución con la automatización de la información, dotando a las defensorías delegadas de equipos de telecomunicaciones, así como una red de voz que facilite la comunicación tanto interna como externa.

Continuar con la política de adiestramiento de personal en el uso de herramientas informáticas para garantizar la utilización de la tecnología.

Llevar a cabo programas de capacitación para contribuir en la actualización y formación de los funcionarios en materia de derechos humanos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Promover, defender y vigilar los derechos y garantías constitucionales y los tratados internacionales de los ciudadanos en materia de Derechos Humanos.	Población Atendida	101.257	31.804.900.000
TOTAL			**31.804.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Defensoría del Pueblo	31.804.900.000
	TOTAL	**31.804.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	23.578.100.000
	- Recursos Ordinarios	22.406.070.000
	- Otras Fuentes de Financiamiento	1.172.030.000
4.02	Materiales y Suministros	635.800.000
	- Recursos Ordinarios	635.800.000
4.03	Servicios no Personales	4.874.000.000
	- Recursos Ordinarios	4.874.000.000
4.04	Activos Reales	2.076.000.000
	- Recursos Ordinarios	2.076.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	30.000.000
	- Recursos Ordinarios	30.000.000
4.07	Transferencias	611.000.000
	- Recursos Ordinarios	611.000.000
	TOTAL	**31.804.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	688	8.005.805.400
- Directivo	82	1.897.099.200
- Profesional y Técnico	360	4.716.820.800
- Personal Administrativo	202	1.173.110.400
- Obrero	44	218.775.000
Personal Contratado	42	352.800.000
- Empleado	12	259.200.000
- Obrero	30	93.600.000
TOTAL	**730**	**8.358.605.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	30	93.600.000
II	321.236 - 371.236		
III	371.237 - 421.237	129	635.805.000
IV	421.238 - 471.238	4	21.306.000
V	471.239 - 521.239	93	540.288.000
VI	521.240 - 571.240	20	128.160.000
VII	571.241 - 621.241	1	6.912.000
VIII	621.242 - 671.242		
IX	671.243 - 721.243	17	146.390.400
X	721.244 - 771.244		
XI	771.245 - 821.245	12	111.801.600
XII	821.246 - 871.246	59	595.569.600
XIII	871.247 - 921.247	11	120.067.200
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249	63	746.625.600
XVI	1.021.250-1.071.250		
XVII	1.071.251 Y MAS	291	5.212.080.000
	TOTAL	**730**	**8.358.605.400**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0412	Fundación Defensoría del Pueblo	400.000.000
	TOTAL	400.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	1.000.000
4.07	03	00	00	Transferencias al Exterior	1.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	1.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	1.000.000
				I0164 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	1.000.000
				TOTAL	**1.000.000**

PROGRAMA: 01 - DEFENSORIA DEL PUEBLO

UNIDAD EJECUTORA: Defensoría del Pueblo

Promover, defender y vigilar los derechos y garantías establecidas en la Constitución de la República Bolivariana de Venezuela y en los tratados internacionales sobre Derechos Humanos; además de los intereses colectivos o difusos de los ciudadanos y ciudadanas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Promover, defender y vigilar los Derechos y Garantías constitucionales y los tratados internacionales de los ciudadanos en materia de Derechos Humanos	Población Atendida	101.257	31.804.900.000
TOTAL			**31.804.900.000**

RESUMEN DE CREDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	23.578.100.000
	- Recursos Ordinarios	22.406.070.000
	- Otras Fuentes de Financiamiento	1.172.030.000
4.02	Materiales y Suministros	635.800.000
	- Recursos Ordinarios	635.800.000
4.03	Servicios no Personales	4.874.000.000
	- Recursos Ordinarios	4.874.000.000
4.04	Activos Reales	2.076.000.000
	- Recursos Ordinarios	2.076.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	30.000.000
	- Recursos Ordinarios	30.000.000
4.07	Transferencias	611.000.000
	- Recursos Ordinarios	611.000.000
	TOTAL	**31.804.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	688	8.005.805.400
- Directivo	82	1.897.099.200
- Profesional y Técnico	360	4.716.820.800
- Personal Administrativo	202	1.173.110.400
- Obrero	44	218.775.000
Personal Contratado	42	352.800.000
- Empleado	12	259.200.000
- Obrero	30	93.600.000
TOTAL	**730**	**8.358.605.400**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	400.000.000
4.07	01	00	00	Transferencias Corrientes Internas	400.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	400.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	400.000.000
				A0412 - Fundación Defensoría del Pueblo	400.000.000
				- Recursos Ordinarios	400.000.000
				TOTAL	**400.000.000**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	1.000.000
4.07	03	00	00	Transferencias al Exterior	1.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	1.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	1.000.000
				I0164 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	1.000.000
				- Recursos Ordinarios	1.000.000
				TOTAL	**1.000.000**

33. Vicepresidencia de la República

VICEPRESIDENCIA DE LA REPUBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Vicepresidencia de la República es un organismo cuya misión se concreta a partir de las atribuciones del Vicepresidente Ejecutivo, contenidas en los artículos 238 y 239, numeral 1 de la Constitución de la República Bolivariana de Venezuela, de colaborar con el Presidente de la República en la dirección de la acción de gobierno, y en los artículos 185, 251 y 252, que otorgan al Vicepresidente Ejecutivo, el carácter de Presidente del Consejo Federal de Gobierno y del Consejo del Estado.

En tal sentido la Vicepresidencia de la República, orientará su presupuesto de gastos, en los principios constitucionales, promoviendo una administración honesta, eficaz, eficiente y transparente, sujeta a la rendición de cuentas y a la responsabilidad en el ejercicio de la función pública, con sometimiento pleno a la Ley y al Derecho.

Las atribuciones que le han sido conferidas por la Constitución y las que le sean conferidas por la Ley, a la Vicepresidencia, en su carácter, tanto de colaboradora inmediata del Presidente de la República, como en la Presidencia de los Consejos Federales de Gobierno y de Estado, tal como se desprende de los artículos 185, 238, 239 y 251 de la Constitución de la República Bolivariana de Venezuela, son los siguientes:

- Coordinar la Administración Pública Nacional, de conformidad con las instrucciones del Presidente de la República (Art. 239)
- Coordinar las relaciones del Ejecutivo Nacional con la Asamblea Nacional (Art. 239)
- Presidir el Consejo Federal de Gobierno (Art. 185 y 239)
- Presidir el Consejo de Estado (Art. 251 y 252)
- Ejercer las atribuciones que le delegue el Presidente de la República (Art. 239)

Los objetivos fundamentales de esta institución, a propósito de construir la Democracia Bolivariana, se orientan a consolidar la estabilidad social, desarrollar el nuevo marco jurídico institucional y contribuir al establecimiento de la democracia participativa y protagónica, para lo cual es necesario desarrollar la capacidad estratégica de regulación y control del Estado, con miras a lograr una gestión pública, que actúe sobre la base de resultados y no a procedimientos con alta capacidad de negociación y concertación, fortaleciendo el Estado de Derecho, una organización administrativa ágil y transparente, la participación ciudadana, la construcción y consolidación de un Estado Federal Descentralizado y el establecimiento de un sistema de cuentas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinación General	Política	47	2.558.770.205
Oficina de Coordinación de Análisis Estratégico	Reporte	52	829.517.165
Oficina de Consultoría Jurídica	Reporte	52	773.789.608
Oficina de Coordinación de Relaciones Institucionales	Reporte	52	651.873.727
Oficina de Gestión Administrativa	Reporte	51	19.937.460.749
Unidad de Auditoría Interna	Reporte	52	637.235.911
Oficina de la Secretaría del Consejo de Ministros	Reporte	52	1.002.188.003
Oficina de Coordinación y Seguimiento de Delegaciones Presidenciales	Reporte	52	725.281.381
Oficina de Coordinación de Relaciones con la Asamblea	Reporte	52	767.554.037
Oficina de Coordinación de Políticas Sectoriales	Reporte	52	918.164.497
Oficina de Coordinación de Políticas Territoriales	Reporte	52	1.046.879.883
Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana	Reporte	52	4.321.884.834
TOTAL			**34.170.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Vicepresidencia de la República	26.390.835.368
02	Coordinación, Evaluación, Seguimiento y Relaciones con Organismos del Poder Público	3.457.879.798
03	Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana	4.321.884.834
	TOTAL	**34.170.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	26.067.681.965
	- Recursos Ordinarios	22.553.040.463
	- Otras Fuentes de Financiamiento	3.514.641.502
4.02	Materiales y Suministros	1.840.100.000
	- Recursos Ordinarios	1.594.100.000
	- Otras Fuentes de Financiamiento	246.000.000
4.03	Servicios no Personales	4.435.500.000
	- Recursos Ordinarios	3.821.037.766
	- Otras Fuentes de Financiamiento	614.462.234
4.04	Activos Reales	1.524.500.000
	- Recursos Ordinarios	599.603.736
	- Otras Fuentes de Financiamiento	924.896.264
4.07	Transferencias	302.818.035
	- Recursos Ordinarios	102.818.035
	- Otras Fuentes de Financiamiento	200.000.000
	TOTAL	**34.170.600.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	280	4.811.759.016
- Directivo	14	493.960.632
- Profesional y Técnico	110	2.755.077.120
- Administrativo	63	892.016.436
- Obrero	93	670.704.828
Personal Contratado	261	3.776.215.104
- Empleado	186	3.382.087.104
- Obrero	75	394.128.000
TOTAL	**541**	**8.587.974.120**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238	75	394.128.000
V	471.239 - 521.239	2	11.462.544
VI	521.240 - 571.240	11	74.614.956
VII	571.241 - 621.241	66	470.649.852
VIII	621.242 - 671.242	22	170.476.956
IX	671.243 - 721.243		
X	721.244 - 771.244	1	8.662.236
XI	771.245 - 821.245		
XII	821.246 - 871.246	1	10.089.360
XIII	871.247 - 921.247		
XIV	921.248 - 971.248	7	80.225.520
XV	971.249 - 1.021.249	1	11.667.840
XVI	1.021.250 - 1.071.250	3	37.726.560
XVII	1.071.251 Y MAS	352	7.318.270.296
	TOTAL	**541**	**8.587.974.120**

PROGRAMA: 01 - Vicepresidencia de la República

UNIDAD EJECUTORA: Oficina de Gestión Administrativa

Esta dependencia es el apoyo inmediato y directo de la Vicepresidencia Ejecutiva, para garantizar tanto el cumplimiento efectivo de sus instrucciones, como el trabajo armónico y eficiente de las distintas coordinaciones de la Vicepresidencia de la República; debe, en consecuencia, promover las funciones de la Vicepresidencia como órgano directo y colaborador inmediato del Presidente de la República y como responsable de las coordinaciones de la Administración Pública Nacional, las relaciones con la Asamblea Nacional y la Presidencia de los Consejos Federal de Gobierno y Estado, así como el seguimiento de las delegaciones presidenciales.

Entre otras funciones, deberá cumplir con las siguientes:

- Supervisión y control en el cumplimiento de las instrucciones dadas por el Vicepresidente Ejecutivo.
- Preparar y dar cuenta al Vicepresidente Ejecutivo, tanto sobre las actividades de la Vicepresidencia, como la relativa al Consejo de Ministros y el Presidente de la República.
- Agrupar armónicamente las diferentes coordinaciones de la Vicepresidencia y recibir cuenta de los responsables.
- Preparar y discutir los planes operativos de las Coordinaciones y de la Vicepresidencia, en general.

- Coordinar el apoyo logístico y de seguridad que requiera el Vicepresidente Ejecutivo, para el mejor cumplimiento de sus funciones y de su agenda.
- Llevar el control sobre el cumplimiento de la agenda del Vicepresidente Ejecutivo.
- Las demás que le asigne el Vicepresidente Ejecutivo o el Estatuto Orgánico de la Vicepresidencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Coordinación General	Política	47	2.558.770.205
Oficina de Coordinación de Análisis Estratégico	Reporte	52	829.517.165
Oficina de Consultoría Jurídica	Reporte	52	773.789.608
Oficina de Coordinación de Relaciones Institucionales	Reporte	52	651.873.727
Oficina de Gestión Administrativa	Reporte	51	19.937.460.749
Unidad de Auditoría Interna	Reporte	52	637.235.911
Oficina de la Secretaría del Consejo de Ministros	Reporte	52	1.002.188.003
TOTAL			**26.390.835.368**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	19.513.917.333
	- Recursos Ordinarios	16.658.208.488
	- Otras Fuentes de Financiamiento	2.855.708.845
4.02	Materiales y Suministros	1.575.100.000
	- Recursos Ordinarios	1.341.100.000
	- Otras Fuentes de Financiamiento	234.000.000
4.03	Servicios no Personales	3.902.000.000
	- Recursos Ordinarios	3.312.537.766
	- Otras Fuentes de Financiamiento	589.462.234
4.04	Activos Reales	1.097.000.000
	- Recursos Ordinarios	417.000.000
	- Otras Fuentes de Financiamiento	680.000.000
4.07	Transferencias	302.818.035
	- Recursos Ordinarios	102.818.035
	- Otras Fuentes de Financiamiento	200.000.000
	TOTAL	**26.390.835.368**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	231	3.579.422.532
- Directivo	10	355.746.552
- Profesional y Técnico	72	1.762.323.120
- Administrativo	56	790.648.032
- Obrero	93	670.704.828
Personal Contratado	135	1.485.123.840
- Empleados	60	1.090.995.840
- Obrero	75	394.128.000
TOTAL	**366**	**5.064.546.372**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238	75	394.128.000
V	471.239 - 521.239	2	11.462.544
VI	521.240 - 571.240	11	74.614.956
VII	571.241 - 621.241	65	463.556.328
VIII	621.242 - 671.242	22	170.476.956
IX	671.243 - 721.243		
X	721.244 - 771.244	1	8.662.236
XI	771.245 - 821.245		
XII	821.246 - 871.246	1	10.089.360
XIII	871.247 - 921.247		
XIV	921.248 - 971.248	7	80.225.520
XV	971.249 - 1.021.249	1	11.667.840
XVI	1.021.250 - 1.071.250	3	37.726.560
XVII	1.071.251 Y MAS	178	3.801.936.072
	TOTAL	**366**	**5.064.546.372**

PROGRAMA: 02 - Coordinación, Evaluación, Seguimiento y Relaciones con Organismo del Poder Público

UNIDAD EJECUTORA: Oficina de Gestión Administrativa

A través de esta coordinación, se concreta todo el procedimiento que implica la iniciativa legislativa del Ejecutivo Nacional, así como todas aquellas actividades que requieran de la intervención de la Asamblea Nacional, tales como interpelaciones, mensajes presidenciales, autorizaciones, aprobaciones de créditos adicionales, entre otras.

Entre sus funciones están:

- Hacer seguimiento de las decisiones del Consejo de Ministros, relacionadas con la aprobación de proyectos de leyes, solicitudes de créditos adicionales y demás actos del Ejecutivo Nacional, que requieren de la autorización o aprobación de la Asamblea Nacional.
- Diseñar y desarrollar el "lobby" indispensable, para garantizar la celeridad y eliminar el mayor número de inconvenientes, sobre las solicitudes del Ejecutivo Nacional o respecto de las leyes que requieren aprobación perentoria.
- Preparar y diseñar lineamientos para estrategias legislativas, en procura de mayor eficiencia tanto en la elaboración de leyes en el Ejecutivo Nacional, como para la aprobación de las leyes por parte de la Asamblea Nacional.
- Coordinar todo lo concerniente a la presentación de mensajes presidenciales, celebración de fechas patrias que requieren la presencia del alto gobierno, interpelaciones e investigaciones parlamentarias, prestando apoyo a los funcionarios del Ejecutivo Nacional.
- Las demás que le asignen a la Vicepresidencia de la República o el Estatuto Orgánico de la Vicepresidencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Oficina de Coordinación y Seguimiento de Delegaciones Presidenciales	Reporte	52	725.281.381
Oficina de Coordinación de Relaciones con la Asamblea	Reporte	52	767.554.037
Oficina de Coordinación de Políticas Sectoriales	Reporte	52	918.164.497
Oficina de Coordinación de Políticas Territoriales	Reporte	52	1.046.879.883
TOTAL			**3.457.879.798**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.346.879.798
	- Recursos Ordinarios	2.963.586.711
	- Otras Fuentes de Financiamiento	383.293.087
4.02	Materiales y Suministros	36.000.000
	- Recursos Ordinarios	36.000.000
4.03	Servicios no Personales	35.000.000
	- Recursos Ordinarios	35.000.000
4.04	Activos Reales	40.000.000
	- Otras Fuentes de Financiamiento	40.000.000
	TOTAL	**3.457.879.798**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	49	1.232.336.484
- Directivo	4	138.214.080
- Profesional y Técnico	38	992.754.000
- Administrativo	7	101.368.404
TOTAL	**49**	**1.232.336.484**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238		
V	471.239 - 521.239		
VI	521.240 - 571.240		
VII	571.241 - 621.241	1	7.093.524
VIII	621.242 - 671.242		
IX	671.243 - 721.243		
X	721.244 - 771.244		
XI	771.245 - 821.245		
XII	821.246 - 871.246		
XIII	871.247 - 921.247		
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249		
XVI	1.021.250 - 1.071.250		
XVII	1.071.251 Y MAS	48	1.225.242.960
	TOTAL	**49**	**1.232.336.484**

PROGRAMA: 03 - Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana

UNIDAD EJECUTORA: Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana

Este órgano se crea, según Gaceta Oficial N° 37.378 de fecha 04 de febrero del 2002, como Oficina Nacional adscrita a la Vicepresidencia de la República, dirigida por un Jefe de Oficina, designado por el Presidente de la República.

A través de la misma se proyecta iniciar, con la participación protagónica de las comunidades organizadas, el proceso para regularizar la tenencia de las tierras urbanas ocupadas por barrios y urbanizaciones populares, procurando la debida coordinación interinstitucional.

Asimismo, se prevé someter a consulta pública el anteproyecto de Ley Especial de Regularización de la Tierra en los Asentamientos Urbanos Populares, a fin de establecer las bases, regimenes, procedimientos y modalidades de reconocimiento de derechos de adquisición de la propiedad y uso de las tierras públicas y privadas, ocupadas por barrios y urbanizaciones populares.

Entre sus atribuciones se encuentran:

- Estimular la participación ciudadana, mediante la conformación de los Comités de Tierra Urbana, para iniciar el proceso de regularización de tenencia de la tierra.

- Realizar la inscripción y registro de información que fueren necesarios sobre los Comités de Tierra Urbanos.

- Brindar asesoría y asistencia técnica a los gobiernos estadales y municipales en las materias de su competencia.
- Prestar asesoría técnica y jurídica a las comunidades organizadas en la materia objeto del decreto de creación.
- Presentar informes periódicos de la gestión realizada al Vicepresidente Ejecutivo de la República.
- Rendir cuenta pública de la gestión realizada, dentro de los quince días hábiles siguientes al cese de sus funciones.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana	Reporte	52	4.321.884.834
TOTAL			**4.321.884.834**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.206.884.834
	- Recursos Ordinarios	2.931.245.264
	- Otras Fuentes de Financiamiento	275.639.570
4.02	Materiales y Suministros	229.000.000
	- Recursos Ordinarios	217.000.000
	- Otras Fuentes de Financiamiento	12.000.000
4.03	Servicios no Personales	498.500.000
	- Recursos Ordinarios	473.500.000
	- Otras Fuentes de Financiamiento	25.000.000
4.04	Activos Reales	387.500.000
	- Recursos Ordinarios	182.603.736
	- Otras Fuentes de Financiamiento	204.896.264
	TOTAL	**4.321.884.834**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Contratado	126	2.291.091.264
- Empleado	126	2.291.091.264
TOTAL	**126**	**2.291.091.264**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238		
V	471.239 - 521.239		
VI	521.240 - 571.240		
VII	571.241 - 621.241		
VIII	621.242 - 671.242		
IX	671.243 - 721.243		
X	721.244 - 771.244		
XI	771.245 - 821.245		
XII	821.246 - 871.246		
XIII	871.247 - 921.247		
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249		
XVI	1.021.250 - 1.071.250		
XVII	1.071.251 Y MAS	126	2.291.091.264
	TOTAL	**126**	**2.291.091.264**

34. Ministerio de Agricultura y Tierras

MINISTERIO DE AGRICULTURA Y TIERRAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La política presupuestaria del Ministerio de Agricultura y Tierras, se orienta fundamentalmente a la reactivación de la base productiva del país, mediante el fomento, desarrollo y protección de la producción primaria agrícola, así como el fortalecimiento de los componentes en las áreas rurales, propiciando el desarrollo de capacidades de autogestión, principalmente de los pequeños y medianos productores agrícolas, al igual que la competitividad y el manejo sustentable de los recursos para garantizar eficientemente la seguridad alimentaria de la población, a través de la formulación y coordinación de la política productiva agrícola y de desarrollo rural.

Dentro de sus objetivos más destacados se mencionan:

- Formular y coordinar la política agrícola y de desarrollo rural, a objeto de contribuir a incrementar la productividad y la competitividad en el sector.
- Propiciar el desarrollo rural integral del país, mediante la coordinación con los entes competentes en materia de financiamiento e infraestructura.

Las principales competencias del Ministerio de Agricultura y Tierras, son las siguientes:

La regularización, formulación y seguimiento de las políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de fomento, desarrollo y protección de la producción primaria agrícola, vegetal, pecuaria, acuícola, pesquero y forestal.

Definir las políticas de administración y distribución de tierras con vocación agrícola, de acuerdo con los lineamientos de uso de la tierra que se establezcan en la ordenación físico-espacial de los suelos y en la legislación vigente.

El catastro rural, en coordinación con el Ministerio del Ambiente y de los Recursos Naturales.

Definir, conjuntamente con los organismos competentes, las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola rural.

Definir las políticas y estrategias de desarrollo del medio rural vinculado al sector agrícola, para estimular la organización y mejoramiento de la calidad de vida de la población rural.

El control fitosanitario y zoosanitario.

La dirección, administración y manejo de programas de compensaciones para el desarrollo competitivo del sector y demás mecanismos e instrumentos establecidos legalmente en beneficio de los productores agrícolas

La movilización de los vegetales y animales o sus partes, a los efectos del control sanitario.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas y Metas Planteados por la Institución	Hora/Hombre	3.122	223.346.708.961
Diseñar, Dirigir, Coordinar y Supervisar la Formulación y Evaluación de las Políticas Públicas Definidas Dinamizar y Transformar el Circuito Agroproductivo	Política	10	85.164.249.404
Realizar Juntas Nacionales, para el Establecimiento de Prioridades en cada uno de los Circuitos que Integran el Sector Agropecuario	Junta Nacional	40	19.361.008.519
TOTAL			**327.871.966.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	223.346.708.961
02	Desarrollo Rural Integral	85.164.249.404
03	Desarrollo de Circuitos Agroproductivos	19.361.008.519
	TOTAL	**327.871.966.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	109.562.210.306
	- Recursos Ordinarios	109.562.210.306
4.02	Materiales y Suministros	3.653.002.494
	- Recursos Ordinarios	3.653.002.494
4.03	Servicios No Personales	20.205.500.769
	- Recursos Ordinarios	20.035.500.769
	- Otras Fuentes de Financiamiento	170.000.000
4.04	Activos Reales	3.275.493.470
	- Recursos Ordinarios	3.275.493.470
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	9.408.715.637
	- Recursos Ordinarios	9.408.715.637
4.07	Transferencias	181.767.044.208
	- Recursos Ordinarios	137.832.417.324
	- Programas y Proyectos	17.666.734.701
	- Otras Fuentes de Financiamiento	26.267.892.183
	TOTAL	**327.871.966.884**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	4.388	28.882.005.755
- Directivo	148	1.943.382.396
- Profesional y Técnico	908	9.195.548.574
- Personal Administrativo	1.104	5.405.837.713
- Obrero	2.228	12.337.237.072
Personal Contratado	223	2.790.402.000
- Empleado	223	2.790.402.000
TOTAL	**4.611**	**31.672.407.755**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0070	Procuraduría Agraria Nacional (PAN)	4.500.000.000
A0078	Servicio Autónomo de Sanidad Agropecuaria (SASA)	31.140.280.245
A0820	Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA).	942.486.755
A0844	Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	18.227.001.810
A0935	Instituto Nacional de Tierras (INTI)	47.736.479.600
	TOTAL	**102.546.248.410**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	330.000.000
4.07	01	00	00	Transferencias Corrientes Internas	330.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	330.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	330.000.000
				S1542 - Comité de Damas del Ministerio de Agricultura y Tierras	330.000.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas y Metas Planteados por la Institución	Hora/Hombre	3.122	223.346.708.961
TOTAL			**223.346.708.961**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	108.411.131.306
	- Recursos Ordinarios	108.411.131.306
4.02	Materiales y Suministros	3.399.080.850
	- Recursos Ordinarios	3.399.080.850
4.03	Servicios No Personales	19.631.491.900
	- Recursos Ordinarios	19.461.491.900
	- Otras Fuentes de Financiamiento	170.000.000
4.04	Activos Reales	3.275.493.470
	- Recursos Ordinarios	3.275.493.470
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	9.408.715.637
	- Recursos Ordinarios	9.408.715.637
4.07	Transferencias	79.220.795.798
	- Recursos Ordinarios	79.220.795.798
	TOTAL	**223.346.708.961**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	4.270	27.730.926.755
- Directivo	112	1.458.275.148
- Profesional y Técnico	860	8.696.438.238
- Personal Administrativo	1.070	5.238.976.297
- Obrero	2.228	12.337.237.072
Personal Contratado	223	2.790.402.000
- Empleado	223	2.790.402.000
TOTAL	**4.493**	**30.521.328.755**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	330.000.000
4.07	01	00	00	Transferencias Corrientes Internas	330.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	330.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	330.000.000
				S1542 - Comité de Damas del Ministerio de Agricultura y Tierras	330.000.000
				- Recursos Ordinarios	330.000.000

PROGRAMA: 02 Desarrollo Rural Integral

UNIDAD EJECUTORA: Despacho del Viceministro de Desarrollo Rural

Tiene como objetivo formular y coordinar las políticas, planes, programas y proyectos orientados al desarrollo integral rural vinculado al sector agrícola.

Entre las acciones más relevantes destacan las siguientes:

- Organizar y sistematizar la información sobre las demandas de infraestructura básica para el desarrollo rural integral, conjuntamente con los organismos responsables de la ejecución.
- Coordinar la ejecución de las políticas de desarrollo rural integral.

PROCURADURÍA AGRARIA NACIONAL (PAN)

La Procuraduría Agraria Nacional (PAN), tiene como objetivo fundamental prestar asistencia y defensa legal gratuita, a campesinos, pescadores artesanales pequeños e indígenas, a través de la representación en procesos judiciales y extrajudiciales, actuando como institución de apoyo en la resolución de conflictos del agro por la vía conciliatoria y representación judicial y administrativa en los procedimientos de regularización de tenencia de la tierra, logrando así contribuir al afianzamiento de su población.

Sus políticas están orientadas a cumplir los siguientes objetivos:

- Garantizar la defensa de la actividad agraria, la protección de la posesión y regularización de la tenencia de la tierra, dentro del marco legal vigente.

- Orientar su labor a favor de los pequeños y medianos productores rurales, de los indígenas y a la armonización de la población con el ambiente.

- Inducir la organización y responsabilidad de los pobladores rurales en la solución de conflictos por la vía conciliatoria.

Para el año 2005, el Ejecutivo Nacional prevé una transferencia corriente de recursos por la cantidad de Bs. 4.500,0 millones, para cubrir sus gastos de funcionamiento, de los cuales Bs. 4.250,0 millones provienen de recursos ordinarios y Bs. 250,0 millones de otras fuentes de financiamiento.

INSTITUTO NACIONAL DE TIERRAS (INTI)

La política general del Instituto Nacional de Tierras (INTI), se enmarca en primer lugar, bajo el contexto de la Ley de Tierras y Desarrollo Agrario, a través de la administración, redistribución de las tierras con vocación agraria y la regularización de la posesión de las mismas, estimulando y fortaleciendo las condiciones socioeconómicas y la calidad de vida del pequeño y mediano productor.

Para el logro de sus principales objetivos se prevé realizar las siguientes actividades:

- Otorgar, renovar y revocar certificados de clasificación de fincas, en los cuales se determinará su condición de finca productiva, finca mejorable o finca ociosa.

- Determinar el carácter de ociosas o incultas que tengan las tierras ubicadas dentro de las poligonales rurales e intervenir las tierras que tengan tal carácter, de conformidad con lo previsto en este Decreto Ley.

- Conocer, decidir y revocar la procedencia de la adjudicación de tierras, así como otorgar los títulos de adjudicación permanente.

- Iniciar de oficio o por denuncia el procedimiento de rescate de las tierras de su prioridad que se encuentran ocupadas irregularmente.

Para el año 2005, el Ejecutivo Nacional prevé recursos al Instituto por la cantidad de Bs. 47.736,5 millones, de los cuales Bs. 45.288,5 millones se destinan a cubrir gastos de funcionamiento y Bs. 2.448,0 millones por transferencias de capital, para la ejecución de los programas enmarcados dentro de la Ley de Endeudamiento.

SERVICIO AUTÓNOMO DE SANIDAD AGROPECUARIA (SASA)

El Servicio Autónomo de Sanidad Agropecuaria (SASA), tiene como objetivo fundamental el estudio, prevención, combatir y erradicar las enfermedades, plagas y demás agentes morbosos perjudiciales a los animales, vegetales, así como garantizar la calidad de los productos, subproductos e insumos agropecuarios.

Dentro de sus objetivos más importantes se mencionan:

- Garantizar la prevención y control de enfermedades y plagas.

- Evaluar y coordinar programas sanitarios en el ámbito nacional para apoyar el aumento de la producción

- Salvaguardar la sanidad vegetal y animal del país.

- Asegurar el control de la calidad de los insumos de uso vegetal y animal del país.

Para el año 2005, se le otorgan recursos por la cantidad de Bs. 31.140,3 millones, de los cuales Bs. 17.590,2 millones se destinan a cubrir los gastos de funcionamiento; Bs. 7.094,7 millones por la Ley de Endeudamiento para la ejecución de los programas fito y zoosanitarios, y finalmente Bs. 6.455,4 millones para llevar a cabo importantes proyectos del Convenio de Cooperación.

EMPRESA REGIONAL SISTEMA HIDRAULICO PLANICIE DE MARACAIBO (PLANIMARA)

Tiene como objetivo primordial contribuir en el logro del mejor y mayor aprovechamiento sostenible de los recursos hídricos; a través de la ejecución del proyecto modelo del sistema integrado de tratamiento y uso de aguas residuales, para el desarrollo integral de la Planicie de Maracaibo.

Entre sus objetivos específicos se destacan:

- Definición de los beneficios económicos que genera el proyecto y establecimiento de su viabilidad económica y financiera.
- Definir el nivel de aceptabilidad del uso del agua tratada y la participación comunitaria, a través de la evaluación sociocultural de los actores.
- Identificación de los impactos significativos que genera el proyecto en la salud y el ambiente y definición de los criterios para su mitigación.

Para el año 2005 se asignan Bs. 400,0 millones para gastos de funcionamiento y Bs. 542,5 millones por Ley de Endeudamiento, destinado al Proyecto Planta Sur de Maracaibo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
- Diseñar, Dirigir, Coordinar y Supervisar la Formulación y Evaluación de las Políticas Públicas Definidas Dinamizar y Transformar el Circuito Agroproductivo	Política	10	85.164.249.404
-Diseño e Implementación de Políticas para el Desarrollo Rural en Coordinación con los Entes Vinculados al Sector.	Política	10	
-Elaborar el Plan de Desarrollo Rural Integral para el Año 2005	Plan	1	
-Elaborar Informes de Gestión de Seguimiento y Control	Informe	8	
-Elaborar Informes Técnicos	Informe	48	
-Formular Proyectos de Desarrollo Rural	Proyecto	10	
TOTAL			**85.164.249.404**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	439.522.884
	- Recursos Ordinarios	439.522.884
4.02	Materiales y Suministros	111.893.000
	- Recursos Ordinarios	111.893.000
4.03	Servicios No Personales	293.586.920
	- Recursos Ordinarios	293.586.920
4.07	Transferencias	84.319.246.600
	- Recursos Ordinarios	57.211.621.526
	- Programas y Proyectos	10.085.194.374
	- Otras Fuentes de Financiamiento	17.022.430.700
	TOTAL	**85.164.249.404**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	45	439.522.884
- Directivo	19	243.724.524
- Profesional y Técnico	13	129.972.168
- Personal Administrativo	13	65.826.192
TOTAL	**45**	**439.522.884**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	84.319.246.600
4.07	01	00	00	Transferencias Corrientes Internas	79.165.113.408
4.07	01	02	00	Transferencias Corrientes al Sector Público	79.165.113.408
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	49.788.500.000
				A0070 - Procuraduría Agraria Nacional (PAN)	4.500.000.000
				- Recursos Ordinarios	4.250.000.000
				- Otras Fuentes de Financiamiento	250.000.000
				A0935 - Instituto Nacional de Tierras (INTI)	45.288.500.000
				- Recursos Ordinarios	38.671.440.000
				- Otras Fuentes de Financiamiento	6.617.060.000
4.07	01	02	06	Transferencias Corrientes a las Empresas Públicas No Financieras	400.000.000
				A0820 - Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	400.000.000
				- Recursos Ordinarios	200.000.000
				- Otras Fuentes de Financiamiento	200.000.000
407	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	28.976.613.408
				A0078 - Servicio Autónomo de Sanidad Agropecuaria (SASA)	28.976.613.408
				- Recursos Ordinarios	14.090.181.526
				- Programas y Proyectos	4.931.061.182
				• Programas Fitosanitarios: Mosca de la Fruta: Prevención y Control de la Incidencia Negativa de Anastrepha, Ceratitis y Bactrocera	667.938.722
				• Programas Fitosanitarios: Sigatoka Negra y Moko en Musaceas (Bananos y Plátanos). Prevención y Control de Incidencia en Areas Libres	635.442.970
				• Programas Zoosanitarios: Fiebre Aftosa. Erradicación de la Fiebre Aftosa con la finalidad de Incrementar la Productividad de la Ganadería de doble Propósito en el País	2.040.000.000
				• Programas Zoosanitarios: Encefalitis Equina (EEV).Evitar Epizoodemias e Introducción de Nuevas Tecnologías. Reducir Impacto Socio-económicos	1.424.000.000
				• Prevención y Control de la Rabia Bovina	27.000.000
				• Control y Erradicación Brucelosis Animal	45.000.000
				• Prevención y Control de la Cochinilla Rosada	26.376.900
				• Prevención y Control de la Broca del Café	51.680.190
				• Prevención y Control del Gusano de la Piña	13.622.400
				- Otras Fuentes de Financiamiento	9.955.370.700
				• Convenio de Cooperación	6.455.370.700
				• Otros Gastos	3.500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	02	00	00	Transferencias de Capital Internas	5.154.133.192
4.07	02	02	00	Transferencias de Capital al Sector Público	5.154.133.192
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	2.447.979.600
				A0935 - Instituto Nacional de Tierras (INTI)	2.447.979.600
				- Programas y Proyectos	2.447.979.600
				• Formulación y Establecimiento de Proyectos Agroproductivos	1.698.732.600
				• Regulación y Titulación de la Tenencia de la Tierra	239.310.000
				• Censo e Inventario de Aguas con Fines de Uso Agrario	284.937.000
				• Programa Fronterizo	150.000.000
				• Comunidades Indígenas	75.000.000
4.07	02	02	06	Transferencias de Capital a Empresas Públicas No Financieras	542.486.755
				A0820 - Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA).	542.486.755
				- Programas y Proyectos	542.486.755
				• Proyecto Sistema de Riego a partir del Reuso de Aguas Tratadas en la Planta Sur de Maracaibo	542.486.755
4.07	02	02	10	Transferencias de Capital a Servicios Autónomos sin Personalidad Jurídica	2.163.666.837
				A0078 - Servicio Autónomo de Sanidad Agropecuaria (SASA)	2.163.666.837
				- Programas y Proyectos	2.163.666.837
				• Programas Fitosanitarios: Mosca de la Fruta: Prevención y Control de la Incidencia Negativa de Anastrepha, Ceratitis y Bactrocera	464.160.807
				• Programas Fitosanitarios: Sigatoka Negra y Moko en Musaceas (Bananos y Plátanos). Prevención y Control de Incidencia en Areas Libres	563.506.030
				• Programas Zoosanitarios: Fiebre Aftosa. Erradicación de la Fiebre Aftosa con la finalidad de Incrementar la Productividad de la Ganadería de Doble Propósito en el País	960.000.000
				• Programas Zoosanitarios: Encefalitis Equina (EEV).Evitar Epizoodemias e Introducción de Nuevas Tecnologías. Reducir Impacto Socio-económico	176.000.000

PROGRAMA: 03 Desarrollo de Circuitos Agroproductivos

UNIDAD EJECUTORA: Despacho del Viceministro de Circuitos Agroproductivos

Tiene como objetivo formular y coordinar las políticas, planes, programas y proyectos orientados al desarrollo de los circuitos agroproductivos y agroalimentarios, de acuerdo con los lineamientos previstos por el Gabinete Ministerial. Entre las acciones más relevantes destacan las siguientes:

- Coordinar con el Ministerio de Alimentación los lineamientos que permitan articular la producción nacional con el consumo.
- Inspeccionar, controlar y supervisar la calidad de la producción primaria, destinada al consumo humano y animal, para el abastecimiento tanto del mercado nacional como el mercado internacional, en articulación con el Ministerio de Alimentación.
- Formular, coordinar y promover las políticas de investigación, desarrollo y adecuación tecnológica del sector agroproductivo, conjuntamente con los organismos competentes.
- Participar, conjuntamente con la oficina de planificación y presupuesto, en la captación de inversiones públicas y privadas para el fomento del desarrollo agrícola, en el marco de las políticas ministeriales y sectoriales.
- Formular, coordinar y promover las políticas en materia de explotación, conservación, fomento e incentivos que propendan al aprovechamiento de los recursos forestales, conjuntamente con el Ministerio del Ambiente y los Recursos Naturales.
- Coordinar con los organismos y entes competentes, la formulación, coordinación, seguimiento y evaluación de las políticas de sanidad agropecuaria, insumos agrícolas, maquinarias y equipos, para la producción agrícola primaria de acuerdo a la normativa legal vigente.

INSTITUTO NACIONAL DE LA PESCA Y ACUICULTURA (INAPESCA)

El Instituto Nacional de la Pesca y acuicultura (INAPESCA), tiene a su cargo la ejecución de las políticas pesqueras y acuícolas del país, la formulación y ejecución de los planes de desarrollo y fomento pesquero, a fin de contribuir con la seguridad alimentaria de la población y elevar el nivel de vida del pescador artesanal.

Dentro de las acciones más importante que lleva a cabo el ente tenemos:

- Promover el desarrollo integral del sector pesquero y de acuicultura.
- Asegurar la disponibilidad de productos para atender la demanda nacional
- Modernizar la flota pesquera nacional
- Otorgar permisos de pesca a nivel nacional.

Para el año 2005, se prevé una asignación de Bs. 18.227,0 millones, de los cuales Bs. 1.520,0 millones se destinan a cubrir gastos de funcionamiento; Bs. 7.581,5 millones por la Ley de Endeudamiento, para la ejecución de los programas de fortalecimiento y desarrollo del sector pesquero y acuícola, y Bs. 9.125,5 millones, para llevar a cabo importantes proyectos del Convenio de Cooperación.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
-Realizar Juntas Nacionales, para el Establecimiento de Prioridades en cada uno de los Circuitos que Integran el Sector Agropecuario	Junta Nacional	40	19.361.008.519
-Elaborar acuerdos y/o Convenios con Productores y Asociaciones, con el fin de Diseñar Estrategias para Equilibrar la Oferta y Demanda, Conjuntamente con Organismos Involucrados	Convenio	20	
-Levantamiento de la Información Pesquera a Nivel Nacional	Visita	10	
-Participar Conjuntamente con los Organismos Competentes, en la Regulación, Vigilancia y Control de la Fabricación, Comercio y Utilización de Biocidas, Fertilizantes y Medicamentos Veterinarios	Hora/Hombre	624	
-Promover el Establecimiento de Programas de Viveros Forestales a Nivel Regional	Hora/Hombre	260	
-Promover un Programa de Incentivos para la Producción Forestal Primaria	Hora/Hombre	260	
TOTAL			**19.361.008.519**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	711.556.116
	- Recursos Ordinarios	711.556.116
4.02	Materiales y Suministros	142.028.644
	- Recursos Ordinarios	142.028.644
4.03	Servicios No Personales	280.421.949
	- Recursos Ordinarios	280.421.949
4.07	Transferencias	18.227.001.810
	- Recursos Ordinarios	1.400.000.000
	- Programas y Proyectos	7.581.540.327
	- Otras Fuentes de Financiamiento	9.245.461.483
	TOTAL	**19.361.008.519**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	73	711.556.116
- Directivo	17	241.382.724
- Profesional y Técnico	35	369.138.168
- Personal Administrativo	21	101.035.224
TOTAL	**73**	**711.556.116**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	18.227.001.810
4.07	01	00	00	Transferencias Corrientes Internas	10.645.461.483
4.07	01	02	00	Transferencias Corrientes al Sector Público	10.645.461.483
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	10.645.461.483
				A0844 - Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	10.645.461.483
				- Recursos Ordinarios	1.400.000.000
				- Otras Fuentes de Financiamiento	9.245.461.483
				• Convenio de Cooperación	9.125.461.483
				• Otros Gastos	120.000.000
4.07	02	00	00	Transferencias de Capital Internas	7.581.540.327
4.07	02	02	00	Transferencias de Capital al Sector Público	7.581.540.327
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	7.581.540.327
				A0844 - Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	7.581.540.327
				- Programas y Proyectos	7.581.540.327
				• Innovación del Ordenamiento Pesquero y de la Acuicultura para Garantizar la Participación de las Comunidades en la Seguridad Alimentaria	45.000.000
				• Unidades Integrales de Acopio Pesquero	7.166.665.950
				• Dotación de un Laboratorio Artesanal, para la Producción de Post larvas del Camarón Blanco (Litopenaeus Schmitti),con fines de Población en las Lagunas el Gran Eneal y Cocinetas del Estado	9.000.000
				• Instalación de Granjas de Cultivo de Ostras en los Estados Sucre y Nueva Esparta.	23.040.000
				• Instalación de Granjas Comunitarias de Cultivo de Artemia en Zonas Inhóspitas de los Estados Sucre, Nueva Esparta y Falcón	34.560.000
				• Instalación de Granjas de Cultivo de Mejillón en los Estados Sucre y Nueva Esparta.	36.000.000
				• Granja Comunitaria de Camarón en la Península de Araya	42.300.000
				• Repoblamiento de Embalses	44.280.000
				• Programa Consolidado de la Pesca Artesanal y Acuicultura Rural / Cooperativismo - Capacitación - Asistencia Técnica.	180.694.377

35. Ministerio de Educación Superior

MINISTERIO DE EDUCACIÓN SUPERIOR

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio de Educación Superior es el ente rector del sistema Educativo del nivel, está conformado por instituciones orientadas a la producción y transmisión del conocimiento para la formación del talento humano, en función de los requerimientos de desarrollo del país. Le corresponde asesorar, formular y ejecutar políticas planes y proyectos con la finalidad de alcanzar la calidad, equidad y pertinencia de la Educación Superior en la búsqueda permanente de la excelencia.

En el marco legal institucional mediante el Decreto N° 1.634 de fecha 11-01-2002 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 37.362, se precisan las competencias del Ministerio de Educación Superior:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de educación superior, lo cual comprende la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educacional en ese nivel.

- Realizar y mantener actualizados los estudios pertinentes para determinar las necesidades de formación profesional e intelectual permanente para el desarrollo del país.

- Definir y coordinar el proceso de formulación, ejecución, seguimiento, evaluación y redireccionamiento de las políticas dirigidas a la formación profesional e intelectual de jóvenes y adultos, con los diferentes actores sociales involucrados.

- Coordinar el proceso de organización del sistema de educación superior, como el conjunto de instituciones que con criterios de calidad y equidad, forman, actualizan y desarrollan el talento humano para la generación de conocimiento, la investigación, la innovación y el desarrollo tecnológico que el país requiere.

- Diseñar y mantener actualizado el Sistema Nacional de Información sobre la oferta y demanda en el sistema de educación superior.

- Coordinar con el Ministerio de Ciencia y Tecnología y con el sector privado, el diseño de programas de investigación sobre el proceso de transformación que requiere el país.

- Evaluar permanentemente la adecuación del sistema de educación superior a las necesidades de desarrollo del país.

- Coordinar con los sectores productores de bienes y servicios, la adecuación de la oferta de empleo a la cantidad y calificación de los egresados del sistema de educación superior.

- Determinar la creación de áreas prioritarias para la formación profesional.

- Establecer los criterios para la creación de nuevas universidades, institutos universitarios de tecnología, colegios universitarios, politécnicos y otros entes de educación superior.

- Coordinar con las instituciones de educación superior todo lo relacionado con las políticas, criterios y mecanismos para el ingreso a ese nivel.

- Refrendar los títulos expedidos por los institutos universitarios, institutos politécnicos, colegios universitarios y universidades privadas, y los otorgados por los países firmantes de los convenios de cooperación internacional.

- Las demás que le atribuyan las leyes y otros actos normativos.

La política presupuestaria, es dirigida a desarrollar el asesoramiento, formulación, ejecución, evaluación e impacto de políticas, planes y proyectos que permitan el mejoramiento de la calidad, equidad y la pertinencia social de la educación superior estará enmarcada dentro del Plan de Desarrollo Económico y Social de la Nación 2001-2007, por ello vinculan los lineamientos estratégicos establecidos por el Ejecutivo Nacional en el Plan Operativo Anual 2005, con una formulación presupuestaria acorde y dirigida a desarrollar la búsqueda permanente de la excelencia académica mediante acciones destinadas al logro de:

- La universalización al derecho de la Educación Superior.
- Asegurar la excelencia académica de las instituciones de educación superior frente a los retos de desarrollo del país.
- La dotación y la creación de infraestructura de espacios educativos.

Durante el presente año fortalecerá la capacidad supervisora y reguladora de las instituciones del Estado, mediante la implantación del sistema de evaluación y acreditación de las instituciones de educación superior y del establecimiento del proceso de evaluación de la gestión financiera, buscando ampliar la cobertura de las instituciones de educación superior a través de la creación de nuevas instituciones, apertura de extensiones y programas académicos, con el propósito de extender oportunidades de estudio a la población de menores recursos ubicados en distintas regiones del país y todo lo desplegado solo es parte de la decidida confluencia de esfuerzo técnico y de voluntad emprendido para alcanzar la directriz estratégica que orienta a los planes y proyectos para:

- Garantizar la equidad en el acceso y mejorar el desempeño estudiantil para una educación superior de calidad con pertinencia social.
- Mejorar la calidad de la educación superior en el cumplimiento de sus funciones fundamentales: docencia, investigación y extensión.

Los objetivos de la política presupuestaria se pueden resumir de la siguiente manera:

- Lograr una mayor pertinencia social para que las funciones, actividades y programas de las instituciones de educación superior satisfagan las demandas de la sociedad.
- Mejorar la equidad en el acceso y el desempeño para que todos los aspirantes calificados tengan iguales condiciones en el ingreso y el desempeño de una educación superior de calidad.
- Optimizar la eficiencia en la gestión, a fin de asegurar un financiamiento apropiado y el uso racional de los recursos asignados.
- Fortalecer el sistema de educación superior para que se consolide el papel rector del MES y se asegure la articulación entre las diferentes instancias e instituciones del sector.

Para responder al mandato constitucional que garantice el ingreso y prosecución al subsistema de educación superior de los bachilleres sin cupo graduados a partir de 1990, se creo el proyecto denominado "MISIÓN SUCRE" para erradicar la exclusión educativa y social que está marcada, entre otras características, por el desigual acceso a los mecanismos de selección instrumentados por las diferentes instituciones de educación superior.

Este Proyecto promueve una formación transformadora, crítica, analítica, creativa, en donde la equidad y la solidaridad orienten procesos novedosos y además la construcción de una nueva concepción del ejercicio de la ciudadanía, en donde el país y sus problemas sean prioridad y guía de la generación y transmisión de los conocimientos. Para lograr el resultado esperado de este proyecto hay que impulsar los objetivos que se persiguen en la "MISIÓN SUCRE", a saber:

- Facilitar la incorporación y prosecución de estudios superiores de todos los bachilleres que a pesar de sus legítimas aspiraciones y plenos derechos, no han sido admitidos o admitidas en ninguna institución de educación superior oficial e incrementar el nivel educativo de la población venezolana.

- Promover la reflexión, discusión, concepción e implantación de un nuevo modelo educativo universitario, con base en los imperativos de la democracia participativa y protagónica, el diálogo con los actores involucrados teniendo como referencia fundamental el proceso histórico, social, político y económico que vivimos.

En este sentido, se desarrollarán las siguientes acciones:

- Masificar el acceso a la educación superior de todos los bachilleres sin cupo.

- Expandir la matrícula en las instituciones de educación superior y generar nuevos espacios y modalidades de estudio no convencionales.

- Articular la Misión Sucre con las instituciones públicas y/o privadas que puedan cooperar de manera sustantiva en el desarrollo del programa' con el voluntariado universitario, juventud productiva, todas las manos a la siembra y también vincular esta misión con otros programas sociales, como la Misión Robinsón, Misión Ribas, Barrio Adentro y Bolívar 2003.

- Propiciar la creación de una red institucional que brinde servicios de apoyo a los participantes.

- Desarrollar ejes académicos que contribuyan a la adquisición de competencias laborales asociadas al desarrollo endógeno y sostenible.

- Desarrollar e innovar los contenidos programáticos, estrategias metodológicas y recursos para el aprendizaje que brinden apoyo académico a la medida de las necesidades y características de los participantes, a través de acreditación de experiencias, educación a distancia y educación virtual, lo que implica combinar adecuadamente la modalidad presencial, semipresencial y a distancia, empleando diversas estrategias y recursos para el aprendizaje, tales como la lectura dirigida, proyectos investigativos y la solución de problemas apoyados en la didáctica investigativa que se basa en el trabajo productivo, la vinculación con el medio ambiente, el empleo de medios audiovisuales, teleconferencias, videos, programas radiofónicos, Internet, etc.

- Desarrollar estrategias de transformación del sistema de educación superior que impacten en lo regional y lo local.

- Lograr desplegar el esfuerzo conjunto de ministerios, gobernaciones, alcaldías y organizaciones comunales en función de alcanzar la incorporación y permanencia en el sistema educativo de los bachilleres excluidos.

Metas a lograr durante el año 2005:

- Construir 50 aldeas universitarias.

- Habilitar 3.000 espacios (aulas) aptos para la actividad académica en todo el territorio nacional, para la incorporación de 500.000 nuevos bachilleres sin cupo al Programa de Iniciación Universitaria (PIU).

La consolidación de la Universidad Bolivariana de Venezuela permitirá su expansión a otras regiones del país mediante el logro de sus objetivos entre los cuales destacan:

- Lograr la participación amplia, democrática y responsable de la comunidad universitaria en las deliberaciones, decisiones y proyectos institucionales.

- Lograr la calidad y pertinencia de sus programas de formación y producción de conocimientos y de producción social.

- Crear condiciones institucionales de igualdad para el acceso y el desempeño estudiantil.

- Formar profesionales con pertinencia social, de pensamiento estratégico, capaces de entender las lógicas sociales y emprender procesos de transformaciones de su entorno.

- Formar profesionales con sentido crítico, impulsores de valores ciudadanos para mantener sistemas relacionados con un modelo donde la cultura de la paz, de la negociación, del diálogo se impongan como fundamentos del desarrollo democrático.

En cuanto a la ampliación de la oferta académica de las Instituciones de Educación Superior (IES), se prevé la creación de núcleos y extensiones de la Universidad Bolivariana de Venezuela (UBV), Universidad Nacional Experimental Marítima y del Caribe (UNEMC) y la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA).

Este escenario que se ha diseñado según los objetivos y acciones señaladas, contempla algunos programas y proyectos que serán financiados a través de la Ley de Endeudamiento 2005 por un monto de Bs. 1.816,6 millones, los cuales se describen a continuación:

Programa y/o Proyecto	En Millones de Bs.
Dotación de Transporte Estudiantil	1.562,9
Dotación y Equipamiento de la Nueva Sede de la Universidad Simón Bolívar (Estado Vargas)	217,5
Sistematización de los Procesos Administrativos del MES – ICUS	36,2
Total	**1.816,6**

A través de la Oficina de Planificación del Sector Universitario se vienen desarrollando los proyectos de Aldeas Bolivarianas Universitarias y Dotación, Equipamiento e infraestructura, así como el proyecto Alma Mater.

Aldeas Bolivarianas Universitarias

Las Aldeas Bolivarianas Universitarias son espacios alternativos de educación superior dotados apropiadamente para la consolidación de la Misión Sucre en todo el territorio nacional y destinados a ser utilizados por distintas instituciones de educación superior que acrediten programas académicos en el marco de esta estrategia de Estado, orientadas a dar respuesta a las demandas de bachilleres de cada municipio, así como a necesidades regionales y locales de investigación y extensión.

- Dotación equipamiento e infraestructura consistente en acondicionar los espacios de las instituciones de educación superior.

- El proyecto Alma Mater tiene como objetivo fundamental el mejoramiento de la calidad y equidad de la Educación Universitaria en Venezuela. El proyecto cubre parte de las acciones que ha definido el Gobierno Nacional en el marco de la Política de Educación Superior.

El eje central de la política educativa y en particular de la educación superior es calidad y equidad con pertinencia social, en ese sentido, se han definido los siguientes sub-componentes que se describen a continuación:

Sistema de Evaluación y Acreditación de las Universidades

El sistema de evaluación tiene como objetivo el diagnóstico de las universidades y programas en sus instancias sistémicas, en su creación, durante su funcionamiento o desarrollo y en sus logros y resultados.

Sistema para la Asignación, Distribución, Seguimiento y Control Presupuestario

A través de este sistema se determinará técnicamente los recursos necesarios para un funcionamiento cabal de las universidades.

Postgrados y Unidades de Investigación

Consiste en fortalecer los postgrados nacionales, la flexibilidad de sus programas, su acreditación, la adecuación del tiempo de duración de los mismos, su obligatoria y necesaria vinculación con las unidades de investigación activas y productivas.

Dotación de Bibliotecas y Creación de Salas de Computación con Acceso a Internet

Automatizar y dotar las bibliotecas con la finalidad de asegurar una dotación básica de los recursos bibliográficos y asegurar las condiciones mínimas que garanticen la prestación de servicios de calidad, así como crear el medio propicio que permita, en el ámbito académico, el manejo de las herramientas básicas de computación y el uso de internet principalmente por los estudiantes de bajos recursos para garantizar la equidad en la prosecución.

Modificación del Sistema Nacional de Admisión de Educación Superior

Tiene como finalidad elevar el número de estudiantes asignados a las universidades a través del Sistema Nacional de Admisión en la Educación Superior, mejorando la predictibilidad de las pruebas de admisión (nacional y especiales) en atención a criterios de equidad social.

Con el propósito de garantizar la permanencia y el desempeño estudiantil el Ministerio de Educación Superior asigna presupuesto mediante transferencias a las Fundaciones FAMES y FUNDAYACUCHO.

La Fundación para la Asistencia Médica Hospitalaria para Estudiantes de Educación Superior del Sector Oficial (FAMES), consolidará la política de atención médica de hospitalización, cirugía y maternidad, así como el desarrollo de una cultura preventiva en los estudiantes de Educación Superior. En este sentido, se tomará en cuenta la creación de nuevas instituciones universitarias, así como el incremento de la matrícula estudiantil incluyendo la incorporación de aproximadamente 400.000 nuevos estudiantes de Misión Sucre, que incrementará la población potencial de beneficiarios a 1.050.000.

La Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO) es una institución de intermediación financiera la cual da especial énfasis al fortalecimiento y ampliación del crédito educativo, contribuye con la capacitación del talento humano de excelencia en las áreas técnicas y científicas necesarias para el desarrollo del país.

Para el ejercicio fiscal 2005 desarrollará otras modalidades en programas de financiamiento estudiantil que beneficiarán a un mayor número de estudiantes seleccionados, los cuales estarán por el orden de diez mil nuevos estudiantes. Esta modalidad se organizará de la manera siguiente:

- Beca crédito con carácter de beca del 50% y de crédito el restante 50%.
- Beca crédito con carácter de beca del 75% y de crédito el restante 25%.
- Beca crédito con carácter de beca del 85% y de crédito el restante 15%.
- Asimismo, se continúa la atención de 9.500 estudiantes de pregrado y postgrado de Beca crédito con carácter de beca del 50% y de crédito el restante 50% dentro y fuera del país.

En cumplimiento de la política de desempeño estudiantil el MES le asigna a las Instituciones de Educación Superior privadas, subsidios para atender programas de apoyo estudiantil, proyectos de investigación y otras necesidades prioritarias del sector.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Ejecutar las políticas diseñadas por el Despacho del Ministro, a través de las actividades administrativas, presupuestarias, de recursos humanos, legales y financieras	Trámite Administrativo	1	5.190.357.031.838
Diseño, formulación e instrumentación de políticas académicas para el Sistema de Educación Superior, que contribuyan a mejorar los procesos de docencia, investigación y extensión del sector	Política y/o Proyecto	6	5.342.806.004
Diseño, formulación e instrumentación de políticas estudiantiles que fortalezcan la calidad, equidad y pertinencia de la Educación Superior	Política y/o Proyecto	7	5.655.532.540
TOTAL			**5.201.355.370.382**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	5.190.357.031.838
02	Políticas Académicas	5.342.806.004
03	Políticas Estudiantiles	5.655.532.540
	TOTAL	**5.201.355.370.382**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	31.975.441.925
	- Recursos Ordinarios	31.975.441.925
4.02	Materiales y Suministros	6.111.627.003
	- Recursos Ordinarios	6.111.627.003
4.03	Servicios no Personales	14.469.197.840
	- Recursos Ordinarios	14.432.979.392
	- Programas y Proyectos	36.218.448
4.04	Activos Reales	11.585.931.038
	- Recursos Ordinarios	10.023.046.000
	- Programas y Proyectos	1.562.885.038
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	517.000.000
	- Recursos Ordinarios	517.000.000
4.07	Transferencias	5.136.696.172.576
	- Recursos Ordinarios	4.935.814.745.680
	- Programas y Proyectos	217.545.936
	- Otras Fuentes de Financiamiento	200.663.880.960
	TOTAL	**5.201.355.370.382**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	270	2.475.301.172
- Directivo	19	292.173.888
- Profesional y Técnico	168	1.795.649.294
- Personal Administrativo	23	127.810.182
- Obrero	60	259.667.808
Personal Contratado	83	2.054.842.140
- Empleado	77	2.031.713.220
- Obrero	6	23.128.920
TOTAL	**353**	**4.530.143.312**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	15	57.822.300
II	321.236 - 371.236	33	134.552.352
III	371.237 - 421.237	14	66.437.952
IV	421.238 - 471.238	18	91.958.772
V	471.239 - 521.239	9	53.460.972
VI	521.240 - 571.240	2	12.833.454
VII	571.241 - 621.241	4	28.144.572
VIII	621.242 - 671.242	16	124.056.108
IX	671.243 - 721.243	10	84.603.132
X	721.244 - 771.244	26	229.565.312
XI	771.245 - 821.245	16	151.974.180
XII	821.246 - 871.246	10	101.294.328
XIII	871.247 - 921.247	20	212.785.380
XIV	921.248 - 971.248	13	147.729.096
XV	971.249 - 1.021.249	14	167.110.404
XVI	1.021.250 - 1.071.250	4	50.908.536
XVII	1.071.251 Y MAS	129	2.814.906.462
	TOTAL	**353**	**4.530.143.312**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0006	Colegio Universitario Francisco de Miranda	18.709.426.725
A0007	Colegio Universitario de Caracas	27.557.237.439
A0008	Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	10.775.846.061
A0009	Colegio Universitario Cecilio Acosta, de Los Teques	23.237.011.575
A0011	Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	740.917.075.089
A0026	Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	22.160.889.001
A0027	Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	30.254.385.773
A0028	Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	25.491.277.741
A0029	Instituto Universitario de Tecnología Alonso Gamero, Coro	29.258.573.865
A0030	Instituto Universitario de Tecnología Agroindustrial Región Los Andes	28.525.357.564

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0032	Instituto Universitario de Tecnología de los Llanos	19.632.452.694
A0033	Instituto Universitario de Tecnología de Maracaibo	34.592.009.044
A0034	Instituto Universitario Tecnológico de Ejido	17.995.880.777
A0035	Instituto Universitario de Tecnología de Yaracuy	17.542.466.973
A0036	Instituto Universitario de Tecnología de Puerto Cabello	16.387.648.665
A0038	Instituto Universitario de Tecnología de Valencia	18.381.179.239
A0039	Instituto Universitario de Tecnología del Estado Trujillo	24.517.165.694
A0040	Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre	25.454.154.253
A0041	Instituto Universitario Experimental de Tecnología de La Victoria	18.137.203.048
A0042	Instituto Universitario de Tecnología de Cabimas	29.715.511.435
A0043	Instituto Universitario de Tecnología del Estado Portuguesa	18.164.909.567
A0045	Instituto Universitario de Tecnología de Cumaná	21.265.399.141
A0048	Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	10.800.889.296
A0053	Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	14.266.807.853
A0058	Instituto Universitario de Barlovento	8.384.098.840
A0060	Instituto Universitario de Tecnología de Caripito	14.087.959.753
A0080	Universidad del Zulia (LUZ)	416.889.872.545
A0081	Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	110.203.495.801
A0082	Universidad de Oriente (UDO)	330.117.608.368
A0083	Universidad de Los Andes (ULA)	381.715.673.704
A0084	Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	49.509.117.218
A0085	Universidad Nacional Experimental Rafael María Baralt (UNERMB)	49.853.296.404
A0086	Universidad Nacional Experimental Simón Bolívar (USB)	184.212.726.807
A0087	Universidad Nacional Abierta (UNA)	85.965.794.866
A0088	Universidad Nacional Experimental de Guayana (UNEG)	47.032.257.899

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0089	Universidad Centroccidental Lisandro Alvarado (UCLA)	166.894.207.266
A0090	Universidad Pedagógica Experimental Libertador (UPEL)	317.616.594.163
A0091	Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	89.740.312.899
A0092	Universidad Nacional Experimental del Táchira (UNET)	59.057.787.564
A0093	Universidad Central de Venezuela (UCV)	556.461.895.774
A0094	Universidad de Carabobo (UC)	368.363.211.924
A0095	Universidad Nacional Experimental Simón Rodríguez (UNESR)	126.189.129.380
A0096	Universidad Nacional Experimental Francisco de Miranda (UNEFM)	72.427.858.168
A0186	Universidad Nacional Experimental del Yaracuy (UNEY)	13.094.786.402
A0196	Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	27.740.344.902
A0208	Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	21.964.193.178
A0307	Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	2.500.000.000
A0333	Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	63.406.961.309
A0366	Fundación Instituto Botánico de Venezuela "Doctor Tobías Láser"	5.470.961.493
A0415	Fundación Misión Sucre	154.400.000.000
A0912	Universidad Nacional Experimental Marítima del Caribe (UNEMC)	17.150.528.244
A0923	Instituto Universitario de Tecnología del Estado Apure	3.047.558.372
A0924	Instituto Universitario de Tecnología del Estado Barinas	3.324.211.166
A0925	Instituto Universitario de Tecnología del Estado Bolívar	4.900.330.045
A0942	Universidad Bolivariana de Venezuela (UBV)	101.228.145.470
A0946	Instituto Universitario de Tecnología La Fría	1.665.300.000
	TOTAL	**5.098.356.978.436**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	36.263.154.856
4.07	01	00	00	Transferencias Corrientes Internas	30.690.954.856
4.07	01	01	00	Transferencias Corrientes al Sector Privado	30.690.954.856
4.07	01	01	10	Subsidios Educacionales al Sector Privado	27.817.704.856
				S0397 - Fe y Alegría - Instituto Universitario Jesús Obrero	8.784.900.000
				S0622 - Fundación La Salle de Ciencias Naturales	18.920.804.856
				S0820 - Instituto Universitario Tecnológico de Seguridad Industrial (IUTSI)	87.000.000
				S1508 - Instituto Universitario de la Audición y el Lenguaje	25.000.000
4.07	01	01	11	Subsidios a Universidades Privadas	2.873.250.000
				S0818 - Universidad Santa Rosa	15.000.000
				S0978 - Universidad Andina Simón Bolívar	544.250.000
				S0979 - Universidad Católica Andrés Bello	964.000.000
				S0980 - Universidad Católica del Táchira	1.200.000.000
				S0981 - Universidad Cecilio Acosta	100.000.000
				S0990 - Universidad Rafael Urdaneta	50.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	5.572.200.000
4.07	99	01	00	Transferencias Corrientes Diversas	5.572.200.000
				S0109 - Asociación para el Progreso de la Investigación Universitaria (APIU)	2.000.000
				S1507 - Programa de Apoyo Económico Financiero Estudiantil	5.570.200.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	1.290.023.000
4.07	03	00	00	Transferencias al Exterior	1.290.023.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	1.290.023.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	1.290.023.000
				I0018 - Centro Latinoamericano de la Física (CLAF)	22.252.000
				I0038 - Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM)	6.531.000
				I0161 - Universidad Latinoamericana y del Caribe	1.000.000.000
				I0210 - Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	261.240.000

PROGRAMA: 01 - Actividades Centrales

UNIDAD EJECUTORA: Administración y Servicios

Este programa tiene como objetivo brindar apoyo funcional y operativo a los programas sustantivos del Ministerio que son el Programa 02 "Políticas Académicas" y el Programa 03 "Políticas Estudiantiles".

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Ejecutar las políticas diseñadas por el Despacho del Ministro, a través de las actividades administrativas, presupuestarias, de recursos humanos, legales y financieras	Trámite Administrativo	1	5.190.357.031.838
TOTAL			**5.190.357.031.838**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	28.774.488.419
	- Recursos Ordinarios	28.774.488.419
4.02	Materiales y Suministros	4.610.927.003
	- Recursos Ordinarios	4.610.927.003
4.03	Servicios no Personales	14.038.397.840
	- Recursos Ordinarios	14.002.179.392
	- Programas y Proyectos	36.218.448
	• Sistematización de los Procesos Administrativos del MES - ICUS	36.218.448
4.04	Activos Reales	5.975.046.000
	- Recursos Ordinarios	5.975.046.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	517.000.000
	- Recursos Ordinarios	517.000.000
4.07	Transferencias	5.136.441.172.576
	- Recursos Ordinarios	4.935.559.745.680
	- Programas y Proyectos	217.545.936
	• Dotación y Equipamiento de la Nueva Sede del Litoral de la Universidad Simón Bolívar	217.545.936
	- Otras Fuentes de Financiamiento	200.663.880.960
	TOTAL	**5.190.357.031.838**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	191	1.650.305.084
- Directivo	13	193.133.112
- Profesional y Técnico	101	1.099.904.798
- Personal Administrativo	17	97.599.366
- Obreros	60	259.667.808
Personal Contratado	83	2.054.842.140
- Empleados	77	2.031.713.220
- Obreros	6	23.128.920
TOTAL	**274**	**3.705.147.224**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	15	57.822.300
II	321.236 - 371.236	33	134.552.352
III	371.237 - 421.237	8	37.675.260
IV	421.238 - 471.238	17	86.645.220
V	471.239 - 521.239	8	47.613.372
VI	521.240 - 571.240	1	6.313.410
VII	571.241 - 621.241	3	21.255.636
VIII	621.242 - 671.242	12	93.170.940
IX	671.243 - 721.243	7	59.791.464
X	721.244 - 771.244	16	140.502.392
XI	771.245 - 821.245	9	85.724.724
XII	821.246 - 871.246	4	40.410.912
XIII	871.247 - 921.247	7	73.351.980
XIV	921.248 - 971.248	11	124.563.408
XV	971.249 - 1.021.249	9	106.787.088
XVI	1.021.250 - 1.071.250	2	25.564.704
XVII	1.071.251 Y MAS	112	2.563.402.062
		274	**3.705.147.224**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	5.098.356.978.436
4.07	01	00	00	Transferencias Corrientes Internas	5.087.356.978.436
4.07	01	02	00	Transferencias Corrientes al Sector Público	5.087.356.978.436
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	3.808.206.761.748
				A0080 - Universidad del Zulia (LUZ)	412.389.872.545
				- Recursos Ordinarios	397.006.636.248
				- Otras Fuentes de Financiamiento	15.383.236.297
				A0081 - Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	110.203.495.801
				- Recursos Ordinarios	106.136.986.806
				- Otras Fuentes de Financiamiento	4.066.508.995
				A0082 - Universidad de Oriente (UDO)	330.117.608.368
				- Recursos Ordinarios	317.936.268.619
				- Otras Fuentes de Financiamiento	12.181.339.749
				A0083 - Universidad de Los Andes (ULA)	381.715.673.704
				- Recursos Ordinarios	367.630.365.344
				- Otras Fuentes de Financiamiento	14.085.308.360
				A0084 - Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	49.509.117.218
				- Recursos Ordinarios	47.682.230.793
				- Otras Fuentes de Financiamiento	1.826.886.425
				A0085 - Universidad Nacional Experimental Rafael María Baralt (UNERMB)	49.853.296.404
				- Recursos Ordinarios	48.013.709.767
				- Otras Fuentes de Financiamiento	1.839.586.637
				A0086 - Universidad Nacional Experimental Simón Bolívar (USB)	184.212.726.807
				- Recursos Ordinarios	177.205.758.697
				- Programas y Proyectos	217.545.936
				• Dotación y Equipamiento de la Nueva Sede del Litoral de la Universidad Simón Bolívar (Estado Vargas)	217.545.936
				- Otras Fuentes de Financiamiento	6.789.422.174
				A0087 - Universidad Nacional Abierta (UNA)	85.965.794.866
				- Recursos Ordinarios	82.793.657.035
				- Otras Fuentes de Financiamiento	3.172.137.831

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0088 - Universidad Nacional Experimental de Guayana (UNEG)	47.032.257.899
				- Recursos Ordinarios	45.296.767.583
				- Otras Fuentes de Financiamiento	1.735.490.316
				A0089 - Universidad Centroccidental Lisandro Alvarado (UCLA)	166.894.207.266
				- Recursos Ordinarios	160.735.811.018
				- Otras Fuentes de Financiamiento	6.158.396.248
				A0090 - Universidad Pedagógica Experimental Libertador (UPEL)	317.616.594.163
				- Recursos Ordinarios	305.896.541.838
				- Otras Fuentes de Financiamiento	11.720.052.325
				A0091 - Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	89.740.312.899
				- Recursos Ordinarios	86.428.895.353
				- Otras Fuentes de Financiamiento	3.311.417.546
				A0092 - Universidad Nacional Experimental del Táchira (UNET)	59.057.787.564
				- Recursos Ordinarios	56.878.555.203
				- Otras Fuentes de Financiamiento	2.179.232.361
				A0093 - Universidad Central de Venezuela (UCV)	556.461.895.774
				- Recursos Ordinarios	535.928.451.820
				- Otras Fuentes de Financiamiento	20.533.443.954
				A0094 - Universidad de Carabobo (UC)	361.863.211.924
				- Recursos Ordinarios	348.270.609.404
				- Otras Fuentes de Financiamiento	13.592.602.520
				A0095 - Universidad Nacional Experimental Simón Rodríguez (UNESR)	126.189.129.380
				- Recursos Ordinarios	121.532.750.506
				- Otras Fuentes de Financiamiento	4.656.378.874
				A0096 - Universidad Nacional Experimental Francisco de Miranda (UNEFM)	72.427.858.168
				- Recursos Ordinarios	69.755.270.202
				- Otras Fuentes de Financiamiento	2.672.587.966
				A0186 - Universidad Nacional Experimental del Yaracuy (UNEY)	13.094.786.402
				- Recursos Ordinarios	12.611.588.784
				- Otras Fuentes de Financiamiento	483.197.618
				A0196 - Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	27.740.344.902
				- Recursos Ordinarios	26.716.726.175
				- Otras Fuentes de Financiamiento	1.023.618.727

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0208 - Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	21.964.193.178
				- Recursos Ordinarios	21.153.714.450
				- Otras Fuentes de Financiamiento	810.478.728
				A0307 - Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	2.500.000.000
				- Recursos Ordinarios	2.500.000.000
				A0333 - Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	63.406.961.309
				- Recursos Ordinarios	54.002.240.349
				- Otras Fuentes de Financiamiento	9.404.720.960
				A0366 - Fundación Instituto Botánico de Venezuela "Doctor Tobías Láser"	5.470.961.493
				- Recursos Ordinarios	5.470.961.493
				A0415 - Fundación Misión Sucre	154.400.000.000
				- Recursos Ordinarios	154.400.000.000
				A0912 - Universidad Nacional Experimental Marítima del Caribe (UNEMC)	17.150.528.244
				- Recursos Ordinarios	16.517.673.752
				- Otras Fuentes de Financiamiento	632.854.492
				A0942 - Universidad Bolivariana de Venezuela (UBV)	101.228.145.470
				- Recursos Ordinarios	97.492.826.902
				- Otras Fuentes de Financiamiento	3.735.318.568
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	740.917.075.089
				A0011 - Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	740.917.075.089
				- Recursos Ordinarios	702.108.214.725
				- Otras Fuentes de Financiamiento	38.808.860.364
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	538.233.141.599
				A0006 - Colegio Universitario Francisco de Miranda	18.709.426.725
				- Recursos Ordinarios	18.019.048.879
				- Otras Fuentes de Financiamiento	690.377.846
				A0007 - Colegio Universitario de Caracas	27.557.237.439
				- Recursos Ordinarios	26.540.375.378
				- Otras Fuentes de Financiamiento	1.016.862.061

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0008 - Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	10.775.846.061
				- Recursos Ordinarios	10.378.217.341
				- Otras Fuentes de Financiamiento	397.628.720
				A0009 - Colegio Universitario Cecilio Acosta, de Los Teques	23.237.011.575
				- Recursos Ordinarios	22.379.565.848
				- Otras Fuentes de Financiamiento	857.445.727
				A0026 - Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	22.160.889.001
				- Recursos Ordinarios	21.343.152.197
				- Otras Fuentes de Financiamiento	817.736.804
				A0027 - Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	30.254.385.773
				- Recursos Ordinarios	29.137.998.938
				- Otras Fuentes de Financiamiento	1.116.386.835
				A0028 - Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	25.491.277.741
				- Recursos Ordinarios	24.550.649.592
				- Otras Fuentes de Financiamiento	940.628.149
				A0029 - Instituto Universitario de Tecnología Alonso Gamero, Coro	29.258.573.865
				- Recursos Ordinarios	28.178.932.489
				- Otras Fuentes de Financiamiento	1.079.641.376
				A0030 - Instituto Universitario de Tecnología Agroindustrial Región Los Andes	28.525.357.564
				- Recursos Ordinarios	27.472.771.870
				- Otras Fuentes de Financiamiento	1.052.585.694
				A0032 - Instituto Universitario de Tecnología de los Llanos	19.632.452.694
				- Recursos Ordinarios	18.908.015.190
				- Otras Fuentes de Financiamiento	724.437.504
				A0033 - Instituto Universitario de Tecnología de Maracaibo	34.592.009.044
				- Recursos Ordinarios	33.315.563.910
				- Otras Fuentes de Financiamiento	1.276.445.134
				A0034 - Instituto Universitario Tecnológico de Ejido	17.995.880.777
				- Recursos Ordinarios	17.331.832.776
				- Otras Fuentes de Financiamiento	664.048.001
				A0035 - Instituto Universitario de Tecnología de Yaracuy	17.542.466.973
				- Recursos Ordinarios	16.895.149.942
				- Otras Fuentes de Financiamiento	647.317.031

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0036 - Instituto Universitario de Tecnología de Puerto Cabello	16.387.648.665
				- Recursos Ordinarios	15.782.944.429
				- Otras Fuentes de Financiamiento	604.704.236
				A0038 - Instituto Universitario de Tecnología de Valencia	18.381.179.239
				- Recursos Ordinarios	17.702.913.725
				- Otras Fuentes de Financiamiento	678.265.514
				A0039 - Instituto Universitario de Tecnología del Estado Trujillo	24.517.165.694
				- Recursos Ordinarios	23.612.482.280
				- Otras Fuentes de Financiamiento	904.683.414
				A0040 - Instituto Universitario de Tecnología “José Antonio Anzoátegui”, El Tigre	25.454.154.253
				- Recursos Ordinarios	24.514.895.961
				- Otras Fuentes de Financiamiento	939.258.292
				A0041 - Instituto Universitario Experimental de Tecnología de La Victoria	18.137.203.048
				- Recursos Ordinarios	17.467.940.256
				- Otras Fuentes de Financiamiento	669.262.792
				A0042 - Instituto Universitario de Tecnología de Cabimas	29.715.511.435
				- Recursos Ordinarios	28.619.009.063
				- Otras Fuentes de Financiamiento	1.096.502.372
				A0043 - Instituto Universitario de Tecnología del Estado Portuguesa	18.164.909.567
				- Recursos Ordinarios	17.494.624.404
				- Otras Fuentes de Financiamiento	670.285.163
				A0045 - Instituto Universitario de Tecnología de Cumaná	21.265.399.141
				- Recursos Ordinarios	20.480.705.913
				- Otras Fuentes de Financiamiento	·784.693.228
				A0048 - Instituto Universitario de Tecnología del Oeste “Mariscal”Sucre”	10.800.889.296
				- Recursos Ordinarios	10.402.336.481
				- Otras Fuentes de Financiamiento	398.552.815
				A0053 - Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	14.266.807.853
				- Recursos Ordinarios	13.740.362.643
				- Otras Fuentes de Financiamiento	526.445.210
				A0058 - Instituto Universitario de Barlovento	8.384.098.840
				- Recursos Ordinarios	8.074.725.593
				- Otras Fuentes de Financiamiento	309.373.247

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO

(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0060 - Instituto Universitario de Tecnología de Caripito	14.087.959.753
				- Recursos Ordinarios	13.568.114.038
				- Otras Fuentes de Financiamiento	519.845.715
				A0923 - Instituto Universitario de Tecnología del Estado Apure	3.047.558.372
				- Recursos Ordinarios	2.935.103.468
				- Otras Fuentes de Financiamiento	112.454.904
				A0924 - Instituto Universitario de Tecnología del Estado Barinas	3.324.211.166
				- Recursos Ordinarios	3.201.547.774
				- Otras Fuentes de Financiamiento	122.663.392
				A0925 - Instituto Universitario de Tecnología del Estado Bolívar	4.900.330.045
				- Recursos Ordinarios	4.719.507.866
				- Otras Fuentes de Financiamiento	180.822.179
				A0946 - Instituto Universitario de Tecnología La Fría	1.665.300.000
				- Recursos Ordinarios	1.603.850.430
				- Otras Fuentes de Financiamiento	61.449.570
4.07	02	00	00	Transferencias de Capital Internas	11.000.000.000
4.07	02	02	00	Transferencias de Capital al Sector Público	11.000.000.000
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	11.000.000.000
				A0080 - Universidad del Zulia (LUZ)	4.500.000.000
				- Recursos Ordinarios	4.500.000.000
				▪ Fundación para el Desarrollo Académico Integral de la Universidad del Zulia (FUNDADESARROLLO)	
				A0094 - Universidad de Carabobo (UC)	6.500.000.000
				- Recursos Ordinarios	6.500.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	36.263.154.856
4.07	01	00	00	Transferencias Corrientes Internas	30.690.954.856
4.07	01	01	00	Transferencias Corrientes al Sector Privado	30.690.954.856
4.07	01	01	10	Subsidios Educacionales al Sector Privado	27.817.704.856
				S0397 - Fe y Alegría - Instituto Universitario Jesús Obrero	8.784.900.000
				S0622 - Fundación La Salle de Ciencias Naturales	18.920.804.856
				S0820 - Instituto Universitario Tecnológico de Seguridad Industrial (IUTSI)	87.000.000
				S1508 - Instituto Universitario de la Audición y el Lenguaje	25.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	01	01	11	Subsidios a Universidades Privadas	2.873.250.000
				S0818 - Universidad Santa Rosa	15.000.000
				S0978 - Universidad Andina Simón Bolívar	544.250.000
				S0979 - Universidad Católica Andrés Bello	964.000.000
				S0980 - Universidad Católica del Táchira	1.200.000.000
				S0981 - Universidad Cecilio Acosta	100.000.000
				S0990 - Universidad Rafael Urdaneta	50.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	5.572.200.000
4.07	99	01	00	Transferencias Corrientes Diversas	5.572.200.000
				S0109 - Asociación para el Progreso de la Investigación Universitaria (APIU)	2.000.000
				S1507 - Programa de Apoyo Económico Financiero Estudiantil	5.570.200.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	1.290.023.000
4.07	03	00	00	Transferencias al Exterior	1.290.023.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	1.290.023.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	1.290.023.000
				I0018 - Centro Latinoamericano de la Física (CLAF)	22.252.000
				I0038 - Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM)	6.531.000
				I0161 - Universidad Latinoamericana y del Caribe	1.000.000.000
				I0210 - Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	261.240.000

PROGRAMA: 02 - Políticas Académicas

UNIDAD EJECUTORA: Administración y Servicios

El Viceministerio de Políticas Académicas tiene por objeto planificar, dirigir y coordinar las actividades orientadas a la asesoría, ejecución, seguimiento, evaluación, control y difusión de las políticas académicas formuladas por el Ministerio de Educación Superior, a fin de fortalecer la calidad, equidad y pertinencia de la Educación Superior en concordancia con las políticas del Estado venezolano, a través de la conformación de programas y proyectos que apoyen su gestión.

El hecho de repensar sobre las instituciones de educación superior para ir construyendo un verdadero sistema de educación superior, pensar en la transformación curricular en su conjunto, lo cual le da base al sistema, el significado de la carrera académica para el personal docente, la importancia de la evaluación y acreditación de las instituciones del sector, la evaluación y nuevos criterios para los postgrados, la evaluación para la creación de nuevas universidades, programas, bien sea de pregrado o postgrado, todo lo relacionado con docencia y extensión está vinculado a las políticas a desarrollar.

Estas políticas se pueden resumir como sigue:

- La estructuración del sistema de educación superior y sus instituciones, propósitos y niveles para la articulación y reciprocidad entre ellas y la transferencia de estudiantes y profesores entre instituciones y niveles.
- Elevar la calidad académica de las instituciones y mejorar su eficiencia institucional.
- Mejorar la equidad en el acceso y en el desempeño de los estudiantes.
- Lograr una mayor pertinencia social de la educación superior en los distintos ámbitos territoriales.
- Lograr una mayor interrelación de las instituciones con las comunidades de su entorno.
- Promover y fortalecer la cooperación nacional e internacional entre las instituciones de educación superior.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Diseño, formulación e instrumentación de políticas académicas para el Sistema de Educación Superior, que contribuyan a mejorar los procesos de docencia, investigación y extensión del sector	Política y/o Proyecto	6	5.342.806.004
TOTAL			**5.342.806.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.775.556.004
	- Recursos Ordinarios	1.775.556.004
4.02	Materiales y Suministros	1.250.350.000
	- Recursos Ordinarios	1.250.350.000
4.03	Servicios no Personales	215.400.000
	- Recursos Ordinarios	215.400.000
4.04	Activos Reales	1.974.000.000
	- Recursos Ordinarios	1.974.000.000
4.07	Transferencias	127.500.000
	- Recursos Ordinarios	127.500.000
	TOTAL	**5.342.806.004**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	45	460.484.232
- Directivo	3	49.520.388
- Profesional y Técnico	36	380.753.028
- Personal Administrativo	6	30.210.816
TOTAL	**45**	**460.484.232**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237	5	23.961.120
IV	421.238 - 471.238	1	5.313.552
V	471.239 - 521.239	1	5.847.600
VI	521.240 - 571.240		
VII	571.241 - 621.241	1	6.888.936
VIII	621.242 - 671.242	2	15.442.584
IX	671.243 - 721.243	1	8.545.188
X	721.244 - 771.244	4	35.631.816
XI	771.245 - 821.245	5	47.029.368
XII	821.246 - 871.246		
XIII	871.247 - 921.247	11	118.162.428
XIV	921.248 - 971.248	1	11.582.844
XV	971.249 - 1.021.249	2	24.370.248
XVI	1.021.250 - 1.071.250	1	12.525.084
XVII	1.071.251 Y MAS	10	145.183.464
	TOTAL	**45**	**460.484.232**

PROGRAMA: 03 - Políticas Estudiantiles

UNIDAD EJECUTORA: Administración y Servicios

La creación del Viceministerio de Políticas Estudiantiles constituye una importante innovación en la estructura estatal que rescata la prioridad de estado que se le otorga, tanto al estudiante sujeto y objeto del proceso educativo, como a la función formadora de las Instituciones de Educación Superior. Su función es planificar, dirigir coordinar asesorar, ejecutar, evaluar, controlar y difundir las Políticas Estudiantiles formuladas por el Ministerio de Educación Superior, a fin de fortalecer la calidad equidad y pertinencia social de la educación superior, así como la integración y participación social del estudiante de acuerdo con las políticas del Estado Venezolano mediante la conformación de programas y proyectos.

La acciones de este Viceministerio se concibe fundamentalmente articulada e integrada al Viceministerio de Políticas Académica, en tanto ambos atienden desde dos vertientes complementarias e inseparables al ámbito de la educación superior.

Las Políticas Estudiantiles abarcan tres grandes ámbitos:

Desempeño Estudiantil

Entendido como el conjunto de experiencias y logros educativos de los estudiantes, derivados de su relación con la educación superior y de los aportes que ésta hace a su iniciativa profesional y a su formación integral como sujeto capaz de pensar y de actuar críticamente. Desde un enfoque integral de desempeño estudiantil, el mejoramiento continuo de éste implica el desarrollo de políticas que considere entre otros aspectos:

- Las condiciones de ingreso a la educación superior.

- La formación previa de los aspirantes.
- El tránsito de la educación media a la educación superior.
- La revisión de los procesos de enseñanza, ambientes formativos más allá de las aulas de clase.
- La valoración social de las instituciones y carreras.
- Las vinculaciones de formación con los campos de desempeño profesional.
- Las competencias y cualidades que se desarrollan.

Las condiciones de ingreso a la actividad profesional, entendiendo que el conjunto de estos aspectos confluye en la calidad, la equidad y la pertinencia de la formación de los estudiantes en la educación superior y que estos temas tienen que ser puntos centrales en la agenda de transformación del sistema y de cada una de las instituciones que lo conforman

Atención Integral al Estudiante

Concebida desde una perspectiva teórico-pedagógica que promueve el desarrollo estudiantil como parte del proceso de formación integral y que comprende el conjunto de acciones planificadas dirigidas al mejoramiento del desempeño académico en condiciones de equidad, cuyo objetivo es elevar la calidad de vida estudiantil como soporte fundamental para el logro de la misión de las Instituciones de Educación Superior (IES). Contempla los servicios de prevención, asistencia y apoyo a los estudiantes como elementos claves para el desempeño estudiantil y que exige el desarrollo de esfuerzos bajo un enfoque preventivo e integral, de modo que estos servicios se constituyan en un sistema de atención efectivo, que responda a las necesidades de los estudiantes y que sea garante de condiciones que posibiliten el acceso y prosecución a la educación superior de sectores tradicionalmente excluidos.

Participación Estudiantil

Cuya promoción y fortalecimiento parte de la convicción de que el ejercicio de la democracia participativa tiene que ser concebido como uno de los ejes fundamentales de la experiencia estudiantil universitaria y que constituye una de las contribuciones principales de la educación superior a la formación de la ciudadanía. La consolidación de la participación estudiantil como rasgo inherente a la educación superior tendría que expresarse tanto en la actividad estrictamente académica (estimulando una pedagogía universitaria crítica, reflexiva y creativa, así como promoviendo la integración de los estudiantes a labores de investigación y extensión) como en la vida cultural, social y deportiva de las instituciones en la discusión política y en la gestión, en la existencia de múltiples organizaciones y en el desarrollo y sostenimiento de relaciones con estudiantes y comunidades académicas de otras instituciones nacionales e internacionales, con el entorno socio cultural y con los actores sociales vinculados a los campos de desempeño profesional.

Para el cumplimiento de sus funciones en estos ámbitos, el Viceministerio de Políticas Estudiantiles cuenta con dos direcciones, la Dirección General de Desempeño Estudiantil y la Dirección General de Atención Integral al Estudiante. Las competencias centrales de cada Dirección se especifican en el recuadro siguiente las áreas de acción están fuertemente interrelacionadas, lo cual impone una labor conjunta de ambas Direcciones articuladas en proyectos comunes.

Desempeño Estudiantil

- Política de selección, admisión y orientación profesional.
- Acciones orientadas a la igualdad de condiciones para el ingreso a la educación superior.
- Programas integrales de apoyo para el mejoramiento continuo del desempeño.
- Acciones hacia las IES para constituir el mejoramiento continuo del desempeño.

Atención Integral al Estudiante

- Sistema de Información, asesoría legal y defensoría
- Sistema de prevención y asistencia dirigido a los estudiantes de las instituciones de educación superior.
- Políticas de Integración y participación social del estudiante.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Diseño, formulación e instrumentación de políticas estudiantiles que fortalezcan la calidad, equidad y pertinencia de la educación superior	Política y/o Proyecto	7	5.655.532.540
TOTAL			**5.655.532.540**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.425.397.502
	- Recursos Ordinarios	1.425.397.502
4.02	Materiales y Suministros	250.350.000
	- Recursos Ordinarios	250.350.000
4.03	Servicios no Personales	215.400.000
	- Recursos Ordinarios	215.400.000
4.04	Activos Reales	3.636.885.038
	- Recursos Ordinarios	2.074.000.000
	- Programas y Proyectos	1.562.885.038
	• Dotación de Transporte Estudiantil	1.562.885.038
4.07	Transferencias	127.500.000
	- Recursos Ordinarios	127.500.000
	TOTAL	**5.655.532.540**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	34	364.511.856
- Directivo	3	49.520.388
- Profesional y Técnico	31	314.991.468
TOTAL	**34**	**364.511.856**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237	1	4.801.572
IV	421.238 - 471.238		
V	471.239 - 521.239		
VI	521.240 - 571.240	1	6.520.044
VII	571.241 - 621.241		
VIII	621.242 - 671.242	2	15.442.584
IX	671.243 - 721.243	2	16.266.480
X	721.244 - 771.244	6	53.431.104
XI	771.245 - 821.245	2	19.220.088
XII	821.246 - 871.246	6	60.883.416
XIII	871.247 - 921.247	2	21.270.972
XIV	921.248 - 971.248	1	11.582.844
XV	971.249 - 1.021.249	3	35.953.068
XVI	1.021.250 - 1.071.250	1	12.818.748
XVII	1.071.251 Y MAS	7	106.320.936
	TOTAL	**34**	**364.511.856**

36. Ministerio de Comunicación e Información

MINISTERIO DE COMUNICACIÓN E INFORMACIÓN

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

En el marco de las competencias asignadas al Ministerio de Comunicación e Información, le corresponderá formular, dirigir, planificar, ejecutar, coordinar, supervisar y evaluar las políticas de información y publicidad del Estado y la Administración Pública Nacional, objetivos estos incluidos en el Plan Operativo, siendo una primera directriz estratégica, el fortalecimiento y posicionamiento del Ministerio, lo cual se logrará, a través de las actividades siguientes:

- Crear, desarrollar y fortalecer la estructura administrativa y funcional capaz de dotar al Despacho, del apoyo administrativo, técnico y profesional suficiente, para el más eficiente y eficaz cumplimiento de sus atribuciones constitucionales, legales y reglamentarias.

- Elaborar las campañas de comunicación, información y publicidad del Ejecutivo Nacional, de acuerdo con las normas y decisiones del Gabinete Ministerial.

- Coordinar y evaluar con las diferentes dependencias, unidades u organismos de los ministerios, institutos autónomos, servicios autónomos, empresas del Estado y demás organismos y entes de la Administración Pública Nacional, la ejecución del Plan Nacional de Desarrollo de Comunicación e Información, así como las campañas de comunicación, información y publicidad del Ejecutivo Nacional.

- Impulsar la consolidación del Sistema de Comunicación e Información de la Administración Pública Nacional.

- Impulsar la constitución de Redes de Intercambio Informativo.

- Planificar, dirigir y conducir las intervenciones del Presidente de la República ante y por los medios de comunicación social, nacionales y extranjeros.

- Planificar, dirigir y conducir la cobertura informativa de los eventos en que participen los órganos superiores de dirección de la Administración Pública Nacional y coordinar sus intervenciones por los medios de comunicación social, nacionales y extranjeras.

Adicionalmente, el Ministerio reforzará los proyectos de expansión, radiodifusión y adecuación tecnológica de los entes adscritos que participan en la gestión comunicacional, primordialmente Imprenta Nacional y Gaceta Oficial, Radio Nacional de Venezuela y la C.A. Venezolana de Televisión, los cuales dispondrán de recursos para cubrir, racionalmente sus programas de inversión.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Desarrollo de la Gerencia Estatal y ampliación de la Plataforma de Información del Estado	Informe	1	163.572.505.534
Ampliar los Canales de la Participación Social y Desarrollo de la Sociedad Organizada	Informe	1	49.886.575.341
Desarrollar actividades y campañas comunicacionales, informativas y publicitarias, a fin de incrementar y mejorar la cobertura y divulgación de la Gestión de Gobierno	Informe	1	7.123.812.168
TOTAL			**220.582.893.043**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Sistema Comunicacional e Información	220.582.893.043
	TOTAL	**220.582.893.043**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	30.270.720.555
	- Recursos Ordinarios	30.270.720.555
4.02	Materiales y suministros	2.510.100.959
	- Recursos Ordinarios	2.510.100.959
4.03	Servicios no personales	72.944.013.666
	- Recursos Ordinarios	55.762.222.666
	- Otras Fuentes de Financiamiento	17.181.791.000
4.04	Activos reales	6.904.610.820
	- Recursos Ordinarios	6.904.610.820
4.06	Servicio de la deuda pública y disminución de otros pasivos	220.000.000
	- Recursos Ordinarios	220.000.000
4.07	Transferencias	107.733.447.043
	- Recursos Ordinarios	57.732.295.000
	- Programas y Proyectos	31.313.793.043
	- Otras Fuentes de Financiamiento	18.687.359.000
	TOTAL	**220.582.893.043**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	83	805.191.927
- Directivo	7	254.287.740
- Profesional y Técnico	11	118.535.776
- Administrativo	17	127.203.706
- Obrero	48	305.164.705
Personal Contratado	399	5.899.602.000
- Empleado	372	5.738.880.000
- Obrero	27	160.722.000
TOTAL	**482**	**6.704.793.927**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238		
V	471.239 - 521.239	77	460.393.931
VI	521.240 - 571.240	24	157.445.969
VII	571.241 - 621.241	32	227.394.480
VIII	621.242 - 671.242	25	192.571.672
IX	671.243 - 721.243	4	33.600.000
X	721.244 - 771.244	24	214.400.040
XI	771.245 - 821.245	13	126.030.912
XII	821.246 - 871.246	1	10.080.000
XIII	871.247 - 921.247	18	193.819.044
XIV	921.248 - 971.248	2	22.468.800
XV	971.249 - 1.021.249	9	108.000.000
XVI	1.021.250 - 1.071.250	39	482.896.148
XVII	1.071.251 Y MAS	214	4.475.692.931
	TOTAL	**482**	**6.704.793.927**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0076	Servicio Autónomo Radio Nacional de Venezuela	10.568.152.602
A0079	Servicio Autónomo Imprenta Nacional y Gaceta Oficial	20.265.640.441
A0097	Servicio Autónomo VENPRES	8.364.000.000
A0608	C.A. Venezolana de Televisión	53.520.000.000
A1207	Corporación Venezolana de Telecomunicaciones (COVETEL)	14.785.654.000
	TOTAL	**107.503.447.043**

PROGRAMA: 01 - Sistema Comunicacional e Información

UNIDAD EJECUTORA: Dirección y Coordinación

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Desarrollo de la Gerencia Estatal y ampliación de la Plataforma de Información del Estado	Informe	1	163.572.505.534
Ampliar los Canales de la Participación Social y Desarrollo de la Sociedad Organizada	Informe	1	49.886.575.341
Desarrollar actividades y campañas comunicacionales, informativas y publicitarias, a fin de incrementar y mejorar la cobertura y divulgación de la Gestión de Gobierno	Informe	1	7.123.812.168
TOTAL			**220.582.893.043**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	30.270.720.555
	- Recursos Ordinarios	30.270.720.555
4.02	Materiales y suministros	2.510.100.959
	- Recursos Ordinarios	2.510.100.959
4.03	Servicios no personales	72.944.013.666
	- Recursos Ordinarios	55.762.222.666
	- Otras Fuentes de Financiámiento	17.181.791.000
4.04	Activos reales	6.904.610.820
	- Recursos Ordinarios	6.904.610.820
4.06	Servicio de la deuda pública y disminución de otros pasivos	220.000.000
	- Recursos Ordinarios	220.000.000
4.07	Transferencias	107.733.447.043
	- Recursos Ordinarios	57.732.295.000
	- Programas y Proyectos	31.313.793.043
	- Otras Fuentes de Financiamiento	18.687.359.000
	TOTAL	**220.582.893.043**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	83	805.191.927
- Directivo	7	254.287.740
- Profesional y Técnico	11	118.535.776
- Administrativo	17	127.203.706
- Obrero	48	305.164.705
Personal Contratado	399	5.899.602.000
- Empleado	372	5.738.880.000
- Obrero	27	160.722.000
TOTAL	**482**	**6.704.793.927**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	107.503.447.043
4.07	01	00	00	Transferencias corrientes internas	76.189.654.000
4.07	01	02	00	Transferencias corrientes al sector público	76.189.654.000
4.07	01	02	06	Transferencias corrientes a las empresas públicas no financieras	48.955.654.000
				A0608 - C.A. Venezolana de Televisión	34.170.000.000
				- Recursos Ordinarios	25.200.000.000
				- Otras Fuentes de Financiamiento	8.970.000.000
				A1207 - Corporación Venezolana de Telecomunicaciones (COVETEL)	14.785.654.000
				- Recursos Ordinarios	6.248.016.000
				- Otras Fuentes de Financiamiento	8.537.638.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	27.234.000.000
				A0076 - Servicio Autónomo Radio Nacional de Venezuela	10.067.000.000
				- Recursos Ordinarios	9.690.775.000
				- Otras Fuentes de Financiamiento	376.225.000
				A0079 - Servicio Autónomo Imprenta Nacional y Gaceta Oficial	8.803.000.000
				- Recursos Ordinarios	8.512.322.000
				- Otras Fuentes de Financiamiento	290.678.000
				A0097 - Servicio Autónomo VENPRES	8.364.000.000
				- Recursos Ordinarios	7.851.182.000
				- Otras Fuentes de Financiamiento	512.818.000
4.07	02	00	00	Transferencias de capital internas	31.313.793.043
4.07	02	02	00	Transferencias de capital al sector público	31.313.793.043
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	19.350.000.000
				A0608 - C.A. Venezolana de Televisión	19.350.000.000
				- Programas y Proyectos	19.350.000.000
				▪ Proyecto de Adecuación Tecnológica Básica, C.A. VTV	19.350.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	02	02	10	Transferencias de capital a servicios autónomos sin personalidad jurídica	11.963.793.043
				A0076 - Servicio Autónomo Radio Nacional de Venezuela	501.152.602
				- Programas y Proyectos	501.152.602
				▪ Proyecto Expansión en Radiodifusión de Amplitud Modulada Radio Nacional de Venezuela	331.910.727
				▪ Proyecto Expansión en Radiodifusión de Onda Corta Radio Nacional de Venezuela	169.241.875
				A0079 - Servicio Autónomo Imprenta Nacional y Gaceta Oficial	11.462.640.441
				- Programas y Proyectos	11.462.640.441
				▪ Proyecto Expansión y Mantenimiento de la Rotativa Imprenta Nacional y Gaceta Oficial (Complejo Editorial Simón Rodríguez)	11.462.640.441

37. Presidencia de la República

PRESIDENCIA DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Presidencia de la República, tiene como misión fundamental dirigir la acción de gobierno y de la Administración Publica Nacional, a través de concepción de políticas y estrategias que consoliden el desarrollo sustentable de la nación, enmarcado en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007.

El Despacho de la Presidencia de la República, como órgano promotor y rector de las políticas públicas del Alto Gobierno y en el marco de las disposiciones vigentes, orientará sus recursos asignados para gestionar sus objetivos y metas plasmados en el Plan Operativo Anual mediante una racional y austera disciplina fiscal, recurriéndose a la instrumentación de procesos administrativos financieros óptimos que apoyen una vez más los avances en la transformación institucional y contribuyan al desarrollo del Proyecto País.

En el ámbito del desarrollo y fortalecimiento de los roles participativos de los entes de la Administración Pública Nacional, la Presidencia de la República centrará sus esfuerzos para lograr una eficiente y eficaz acción administrativa, ejerciendo una estrecha coordinación con sus unidades, para alcanzar el máximo desempeño institucional.

En la ejecución de las decisiones del Presidente de la República para el ejercicio Fiscal 2005, dándose cumplimiento con lo establecido en el Artículo 17, de la reforma del Decreto sobre Organización y Funcionamiento de la Administración Pública Nacional, se propone:

- Asesorar y apoyar a la Oficina de Gestión Interna en la elaboración y supervisión de la ejecución del Presupuesto de la Presidencia de la República, además de buscar los más altos niveles de productividad y manejo de los recursos de materiales financieros.

- Fortalecer el Plan Antidroga 2002-2007, adelantando las acciones que tiendan al seguimiento y control de los proyectos contemplados en el referido Plan.

- Prestar al ciudadano Presidente de la República y a sus familiares, los servicios generales de seguridad personal y a las instalaciones donde desarrollen sus actividades, así como las atenciones protocolares.

- Atender, orientar y dar respuesta oportuna a los ciudadanos provenientes de las diferentes regiones del país, que acudan en busca de ayuda y soliciten apoyo al ciudadano Presidente de la República, como vía para solventar los problemas socioeconómicos y de salud que confrontan, a través de la aplicación de procesos internos que permitan la recepción, análisis, trámites y seguimiento de cada una de las solicitudes.

- Administrar, supervisar y garantizar el mantenimiento de todas las instalaciones de la Presidencia de la República.

- Cubrir todas las necesidades y requerimientos logísticos en las instalaciones Presidenciales y en las actividades en las cuales se encuentre el ciudadano Presidente de la República y el Director del Despacho.

- Garantizar la operatividad de la flota automotor, para satisfacer plenamente las necesidades del servicio de traslado del personal y bienes de la Presidencia de la República.

- Fortalecer el seguimiento de las políticas públicas nacionales, a fin de determinar el impacto de las mismas en el desarrollo armónico y sustentable de la Nación, el grado de cumplimiento del programa de gobierno y realizar la correspondiente evaluación para la toma de decisiones del Sr. Presidente de la República.

- Fortalecer los vínculos y relaciones del Sr. Presidente de la República con los órganos del Poder Público, así como con los organismos, organizaciones y personalidades nacionales e internacionales.

- Afianzar y fortalecer el proceso de ayudas médicas a los ciudadanos que las soliciten al Sr. Presidente de la República, a través del convenio Cuba - Venezuela, a fin de recibir atención médica especializada en la República de Cuba con el propósito, de mejorar la calidad de vida de los ciudadanos.

- Ampliar y profundizar la democracia social en todos los campos que le concierne a través de las Misiones: Robinsón, Rivas, Sucre, Guaicaipuro, Vuelvan Caras, Barrio Adentro, Mercal y Vivienda, como Política Pública Nacional del Estado y alcanzar los objetivos prioritarios del proceso de cambio social y económico, determinantes en la construcción de una nueva Venezuela.

- Ampliar y profundizar la democracia económica que enfatice la cultura del trabajo y la producción, a través del modelo de Desarrollo Endógeno y el Cooperativismo, fundamentales del nuevo modelo económico y social, plasmado en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007.

- Evaluar el grado de cumplimiento y eficacia de los sistemas de administración e información gerencial y de los instrumentos de control interno incorporados en ellos; el examen de los registros y estados financieros para determinar su pertinencia, eficiencia y economía de las operaciones realizadas y recomendar los correctivos necesarios.

- La institución ejercerá un rol de ente encargado de la conducción de la política de seguridad y defensa, para fortalecer y consolidar la soberanía nacional y asesorar al Poder Público, en materia de su competencia.

- El Consejo de Defensa de la Nación, dentro del proceso de modernización que adelanta el Ejecutivo Nacional, ha adecuado su misión, bajo el esquema de organismo rector en materia de seguridad y defensa integral de la Nación actualizando los sistemas y procedimientos en esta materia, con el fin de satisfacer las necesidades de la misión asignada, lo que permite que la gestión de CODENA, este fundamentada en los principios constitucionales.

  Lo anteriormente expuesto permitirá dar continuidad y consolidar las políticas siguientes:
  - Fortalecer el papel de la institución como máximo organismo de asesoramiento del Poder Público Nacional en materia de seguridad y defensa de la Nación.

  - Desarrollar y establecer los principios rectores en materia de seguridad y defensa integral de la Nación.

  - Coordinar el manejo de políticas públicas nacionales, en integración con agentes públicos y privados vinculados con la seguridad y defensa integral de la Nación.

  - Consolidar y ampliar los mecanismos de coordinación, coordinación e interrelación institucionales en el nivel interno y externo.

  - Capacitar al personal para asesorar al mas alto nivel estratégico del Poder Público Nacional.

METAS EN VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Fortalecer el desempeño institucional de la Presidencia de la República, coordinando el apoyo logístico, político y administrativo, que requiera el presidente de la República en el ejercicio de sus funciones	Programa	1	99.458.178.492
Establecer como materia de seguridad del estado la lucha contra la producción, trafico y consumo ilícito de las drogas en todo el territorio nacional.	Programa	1	3.910.633.402

METAS EN VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Garantizar y sostener el funcionamiento operativo de las instalaciones de las Residencias Presidenciales	Programa	1	3.265.333.259
Garantizar el resguardo y protección integral a la Presidencia de la República en materia de seguridad	Programa	1	6.384.701.414
Generar apoyo para solventar la problemática de diferentes índoles, por medio de programas de pensiones, becas escolares y universitarias y donaciones a personas de los sectores mas necesitados del país.	Programa	1	10.384.614.104
Garantizar y sostener el funcionamiento operativo de las edificaciones de la Presidencia de la República	Programa	1	5.135.949.100
Cubrir todos los requerimientos logísticos en actividades sociales, en los cuales se encuentre el Presidente de la República	Programa	1	2.098.140.236
Proveer los servicios de transporte y asegurar la operatividad del parque automotor	Programa	1	3.141.784.079
Controlar, vigilar y fiscalizar los ingresos, los gastos y bienes asignados a la Presidencia de la República	Programa	1	712.374.326
Controlar, vigilar y fiscalizar los ingresos, los gastos y bienes asignados a la Presidencia de la República	Programa	1	6.665.191.588
TOTAL			**141.156.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección del Despacho	134.491.708.412
02	Consejo de Defensa Nacional	6.665.191.588
	TOTAL	**141.156.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	66.976.258.733
	- Recursos Ordinarios	62.476.258.733
	- Otras Fuentes de Financiamiento	4.500.000.000
4.02	Materiales y suministros	8.659.890.386
	- Recursos Ordinarios	8.659.890.386
4.03	Servicios no personales	36.030.299.226
	- Recursos Ordinarios	24.130.299.226
	- Otras Fuentes de Financiamiento	11.900.000.000
4.04	Activos reales	2.761.289.960
	- Recursos Ordinarios	1.161.289.960
	- Otras Fuentes de Financiamiento	1.600.000.000
4.07	Transferencias	26.729.161.695
	- Recursos Ordinarios	24.729.161.695
	- Otras Fuentes de Financiamiento	2.000.000.000
	TOTAL	**141.156.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.216	7.839.626.225
- Directivo	75	1.085.407.397
- Profesional y Técnico	289	2.876.293.723
- Administrativo	289	1.475.606.236
- Obrero	563	2.402.318.869
Personal Contratado	529	2.922.790.392
- Empleado	303	2.021.087.292
- Obrero	226	901.703.100
TOTAL	**1.745**	**10.762.416.617**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	95	362.035.272
II	321.236 - 371.236	781	3.171.435.875
III	371.237 - 421.237	140	676.388.769
IV	421.238 - 471.238	132	700.312.080
V	471.239 - 521.239	17	100.151.688
VI	521.240 - 571.240	47	300.757.284
VII	571.241 - 621.241	95	670.289.960
VIII	621.242 - 671.242	36	278.369.915
IX	671.243 - 721.243	54	451.705.761
X	721.244 - 771.244	80	727.272.793
XI	771.245 - 821.245	23	220.318.516
XII	821.246 - 871.246	32	323.594.564
XIII	871.247 - 921.247	47	499.157.180
XIV	921.248 - 971.248	35	397.900.216
XV	971.249 - 1.021.249	20	238.389.695
XVI	1.021.250 - 1.071.250	9	111.481.176
XVII	1.071.251 Y MAS	102	1.532.855.873
	TOTAL	**1.745**	**10.762.416.617**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	792.500.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	792.500.000
4.07	99	01	00	Transferencias corrientes diversas	792.500.000
				S0887 - Pre-Escolar María Concepción Palacios	792.500.000
				- Recursos Ordinarios	792.500.000

PROGRAMA: 01 – Dirección del Despacho

UNIDAD EJECUTORA: Oficina de Gestión Interna

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Fortalecer el desempeño institucional de la Presidencia de la República, coordinando el apoyo logístico, político y administrativo, que requiera el Presidente de la República en el ejercicio de sus funciones	Programa	1	99.458.178.492
Establecer como materia de seguridad del estado la lucha contra la producción, trafico y consumo ilícito de las drogas en todo el territorio nacional.	Programa	1	3.910.633.402
Garantizar y sostener el funcionamiento operativo de las instalaciones de las Residencias Presidenciales	Programa	1	3.265.333.259
Garantizar el resguardo y protección integral a la Presidencia de la República en materia de seguridad	Programa	1	6.384.701.414
Generar apoyo para solventar la problemática de diferentes índoles, por medio de programas de pensiones, becas escolares y universitarias y donaciones a personas de los sectores mas necesitados del país.	Programa	1	10.384.614.104
Garantizar y sostener el funcionamiento operativo de las edificaciones de la Presidencia de la República	Programa	1	5.135.949.100
Cubrir todos los requerimientos logísticos en actividades sociales, en los cuales se encuentre el Presidente de la República	Programa	1	2.098.140.236
Proveer los servicios de transporte y asegurar la operatividad del parque automotor	Programa	1	3.141.784.079
Controlar, vigilar y fiscalizar los ingresos, los gastos y bienes asignados a la Presidencia de la República	Programa	1	712.374.326
TOTAL			**134.491.708.412**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	62.121.643.913
	- Recursos Ordinarios	57.621.643.913
	- Otras Fuentes de Financiamiento	4.500.000.000
4.02	Materiales y suministros	8.124.888.886
	- Recursos Ordinarios	8.124.888.886
4.03	Servicios no personales	35.062.439.226
	- Recursos Ordinarios	23.162.439.226
	- Otras Fuentes de Financiamiento	11.900.000.000
4.04	Activos reales	2.554.289.960
	- Recursos Ordinarios	954.289.960
	- Otras Fuentes de Financiamiento	1.600.000.000
4.07	Transferencias	26.628.446.427
	- Recursos Ordinarios	24.628.446.427
	- Otras Fuentes de Financiamiento	2.000.000.000
	TOTAL	**134.491.708.412**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	1.102	6.763.866.905
- Directivo	56	783.202.641
- Profesional y Técnico	236	2.342.829.451
- Administrativo	268	1.323.601.080
- Obrero	542	2.314.233.733
Personal Contratado	516	2.746.813.152
- Empleado	290	1.845.110.052
- Obrero	226	901.703.100
TOTAL	**1.618**	**9.510.680.057**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	95	362.035.272
II	321.236 - 371.236	762	3.093.165.299
III	371.237 - 421.237	129	623.383.181
IV	421.238 - 471.238	131	694.954.908
V	471.239 - 521.239	16	94.293.400
VI	521.240 - 571.240	43	273.594.576
VII	571.241 - 621.241	93	656.573.384
VIII	621.242 - 671.242	34	262.653.339
IX	671.243 - 721.243	47	391.739.201
X	721.244 - 771.244	75	682.653.541
XI	771.245 - 821.245	15	144.064.496
XII	821.246 - 871.246	17	171.042.332
XIII	871.247 - 921.247	43	455.368.272
XIV	921.248 - 971.248	26	294.765.172
XV	971.249 - 1.021.249	10	118.436.579
XVI	1.021.250 - 1.071.250	6	74.105.988
XVII	1.071.251 Y MAS	76	1.117.851.117
	TOTAL	**1.618**	**9.510.680.057**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	792.500.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	792.500.000
4.07	99	01	00	Transferencias corrientes diversas	792.500.000
				S0887 - Pre-Escolar María Concepción Palacios	792.500.000
				- Recursos Ordinarios	792.500.000

PROGRAMA: 02 – Consejo de Defensa de la Nación

UNIDAD EJECUTORA: Oficina de Gestión Interna

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Controlar, vigilar y fiscalizar los ingresos, los gastos y bienes asignados a la Presidencia de la República	Programa	1	6.665.191.588
TOTAL			**6.665.191.588**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de personal	4.854.614.820
	- Recursos Ordinarios	4.854.614.820
4.02	Materiales y suministros	535.001.500
	- Recursos Ordinarios	535.001.500
4.03	Servicios no personales	967.860.000
	- Recursos Ordinarios	967.860.000
4.04	Activos reales	207.000.000
	- Recursos Ordinarios	207.000.000
4.07	Transferencias	100.715.268
	- Recursos Ordinarios	100.715.268
	TOTAL	**6.665.191.588**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	114	1.075.759.320
- Directivo	19	302.204.756
- Profesional y Técnico	53	533.464.272
- Administrativo	21	152.005.156
- Obrero	21	88.085.136
Personal Contratado	13	175.977.240
- Empleads	13	175.977.240
TOTAL	**127**	**1.251.736.560**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236	19	78.270.576
III	371.237 - 421.237	11	53.005.588
IV	421.238 - 471.238	1	5.357.172
V	471.239 - 521.239	1	5.858.288
VI	521.240 - 571.240	4	27.162.708
VII	571.241 - 621.241	2	13.716.576
VIII	621.242 - 671.242	2	15.716.576
IX	671.243 - 721.243	7	59.966.560
X	721.244 - 771.244	5	44.619.252
XI	771.245 - 821.245	8	76.254.020
XII	821.246 - 871.246	15	152.552.232
XIII	871.247 - 921.247	4	43.788.908
XIV	921.248 - 971.248	9	103.135.044
XV	971.249 - 1.021.249	10	119.953.116
XVI	1.021.250 - 1.071.250	3	37.375.188
XVII	1.071.251 Y MAS	26	415.004.756
	TOTAL	**127**	**1.251.736.560**

38. Consejo Moral Republicano

CONSEJO MORAL REPUBLICANO

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Consejo Moral Republicano, como órgano de expresión del Poder Ciudadano, fundamenta su política para el ejercicio 2005, en las estrategias siguientes:

- Fortalecimiento institucional del Consejo Moral Republicano, mediante la proyección de imagen en el ámbito nacional, estableciendo mecanismos de atención de solicitudes, garantizando su operatividad administrativa, implantar un sistema de información oportuno y confiable, establecer un sistema de recursos humanos adecuado a las necesidades y características del Consejo y desarrollo de las normas jurídicas que rigen su actuación.

- Promover el conocimiento y estudio de la Constitución de la República Bolivariana de Venezuela, para lo cual se pretende publicar y distribuir material impreso, relacionado con las materias institucionales, dictar foros y talleres sobre temas constitucionales, en concordancia con el Ministerio de Educación y Deportes, y demás instituciones públicas cuyas actividades se encuentren vinculadas con la materia.

- Promover la formación cívica en la sociedad, a través de la difusión y el fortalecimiento de los principios y mecanismos de participación ciudadana, fomentar el conocimiento en las comunidades en materia de derechos humanos, así como dar cumplimiento a las demás atribuciones previstas en la constitución.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Fortalecimiento Institucional	Estudio	15	2.977.000.000
TOTAL			**2.977.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Consejo Moral Republicano	2.977.000.000
	TOTAL	**2.977.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	838.800.000
	- Recursos Ordinarios	838.800.000
4.02	Materiales y Suministros	189.780.000
	- Recursos Ordinarios	189.780.000
403	Servicios no Personales	1.334.752.000
	- Recursos Ordinarios	1.334.752.000
404	Activos Reales	613.668.000
	- Recursos Ordinarios	613.668.000
	TOTAL	**2.977.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	18	370.755.692
- Directivo	6	216.840.000
- Profesional y Técnico	7	108.745.388
- Personal Administrativo	3	32.503.104
- Obrero	2	12.667.200
Personal Contratado	1	9.999.996
- Empleados	1	9.999.996
TOTAL	**19**	**380.755.688**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238	1	5.460.000
V	471.239 - 521.239		
VI	521.240 - 571.240		
VII	571.241 - 621.241	1	7.207.200
VIII	621.242 - 671.242		
IX	671.243 - 721.243		
X	721.244 - 771.244		
XI	771.245 - 821.245	2	18.744.000
XII	821.246 - 871.246	1	9.999.996
XIII	871.247 - 921.247		
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249		
XVI	1.021.250-1.071.250		
XVII	1.071.251 Y MAS	14	339.344.492
	TOTAL	**19**	**380.755.688**

PROGRAMA: 01 - CONSEJO MORAL REPUBLICANO

UNIDAD EJECUTORA: Coordinación de Servicios Financieros

Las actividades a realizar por el Consejo Moral Republicano son ejecutadas por este Programa, el cual tiene a su cargo, prevenir, investigar y sancionar los hechos que atenten contra la ética pública y la moral administrativa; velar por la buena gestión y la legalidad en el uso del patrimonio público, el cumplimiento y la aplicación del principio de la legalidad en toda la actividad administrativa del Estado; promover la educación como proceso creador de la ciudadanía, así como la solidaridad, la libertad, la democracia, la responsabilidad social y el trabajo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Fortalecimiento Institucional	Estudio	15	2.977.000.000
TOTAL		**15**	**2.977.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	838.800.000
	- Recursos Ordinarios	838.800.000
4.02	Materiales y Suministros	189.780.000
	- Recursos Ordinarios	189.780.000
4.03	Servicios no Personales	1.334.752.000
	- Recursos Ordinarios	1.334.752.000
4.04	Activos Reales	613.668.000
	- Recursos Ordinarios	613.668.000
	TOTAL	**2.977.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	18	370.755.692
- Directivo	6	216.840.000
- Profesional y Técnico	7	108.745.388
- Personal Administrativo	3	32.503.104
- Obrero	2	12.667.200
Personal Contratado	1	9.999.996
- Empleados	1	9.999.996
TOTAL	**19**	**380.755.688**

39. Superintendencia Nacional de Auditoría Interna

SUPERINTENDENCIA NACIONAL DE AUDITORIA INTERNA

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

La Superintendencia Nacional de Auditoría Interna, en ejercicio de las atribuciones conferidas en los artículos 51 y 137 de la Ley Orgánica de la Administración Financiera del Sector Público, como organismo ordenador de compromisos y pagos, con autonomía funcional y administrativa, orientará la Ejecución de su Presupuesto de Gastos para el Ejercicio Fiscal 2005, al cumplimiento de sus objetivos como Ente Rector del Sistema de Control Interno y de Auditoría, con el propósito de desarrollar e implementar las transformaciones en el Sector Público, en las materias de su competencia, a fin de posibilitar la transparencia, honestidad, eficacia, eficiencia y economía en el manejo, tanto de los recursos asignados a los diferentes organismos públicos, como de los propios, sujetos a rendición de cuenta y responsabilidad en el ejercicio de la función pública, en el marco legal que la rige.

Para el cumplimiento de sus atribuciones, la Superintendencia dispondrá de una estructura organizativa adecuada y del personal idóneo necesario, para alcanzar sus objetivos y metas, las cuales se detallan seguidamente:

- Continuar la estructuración y organización de la Superintendencia como ente rector del sistema de control interno.
- Organizar y participar en 120 concursos para la selección de los titulares de las unidades de auditoría de cada ente u organismo de la Administración Pública Central, Descentralizada, Estados, Municipios y Distrito Metropolitano de Caracas.
- Realizar y coordinar 65 auditorías en la Administración Pública.
- Actualizar el Manual de Normas de Control Interno sobre un Modelo Genérico de la Administración Pública Central, Descentralizada, Estados, Municipios y el Distrito Metropolitano de Caracas.
- Resolver las consultas que formulen los entes u organismos en el área de su competencia.
- Revisar y actualizar las normas técnicas y reglamentarias en materia de control interno.
- Adquirir e instalar la infraestructura tecnológica adecuada para el desarrollo de las actividades de control interno y de auditoría.
- Reclutar el personal profesional idóneo para el desempeño de la estructura de cargos propuesta para la Superintendencia.
- Iniciar el adiestramiento y capacitación del personal de la Superintendencia y de los entes u organismos de la Administración Pública.
- Evaluar selectivamente los sistemas de control interno de los entes u organismos sujetos a control.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Elevar la eficiencia, eficacia y economía de la Gestión Pública.	Plan	1	19.854.900.000
TOTAL			**19.854.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación del Sistema Nacional de Control Interno y Auditoría	19.854.900.000
	TOTAL	**19.854.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.878.793.466
	- Recursos Ordinarios	11.878.793.466
4.02	Materiales y Suministros	243.380.000
	- Recursos Ordinarios	243.380.000
4.03	Servicios no Personales	2.840.085.513
	- Recursos Ordinarios	2.840.085.513
4.04	Activos Reales	4.860.141.021
	- Recursos Ordinarios	4.860.141.021
4.07	Transferencias	32.500.000
	- Recursos Ordinarios	32.500.000
	TOTAL	**19.854.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	119	2.343.786.876
- Directivo	27	984.000.000
- Profesional y Técnico	60	1.123.419.180
- Administrativo	32	236.367.696
Personal Contratado	15	426.312.000
- Empleado	15	426.312.000
TOTAL	**134**	**2.770.098.876**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236	4	18.480.000
III	371.237 - 421.237	3	16.252.200
IV	421.238 - 471.238	1	5.913.600
V	471.239 - 521.239	8	50.732.400
VI	521.240 - 571.240	8	56.389.200
VII	571.241 - 621.241	3	22.458.000
VIII	621.242 - 671.242		
IX	671.243 - 721.243		
X	721.244 - 771.244	5	48.150.708
XI	771.245 - 821.245		
XII	821.246 - 871.246	2	21.905.988
XIII	871.247 - 921.247	2	22.545.600
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249		
XVI	1.021.250 - 1.071.250	98	2.507.271.180
XVII	1.071.251 Y MAS		
	TOTAL	**134**	**2.770.098.876**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	12.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	12.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	12.000.000
				S0963 - Transferencias Diversas	12.000.000
				- Recursos Ordinarios	12.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	14.000.000
4.07	03	00	00	Transferencias al Exterior	14.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	14.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	14.000.000
				I0116 - Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	4.000.000
				- Recursos Ordinarios	4.000.000
				I0230 - Federación Latinoamericana de Auditoria Interna (FLAI)	4.000.000
				- Recursos Ordinarios	4.000.000
				I0231 - Comisión Económica para la América Latina y El Caribe (CEPAL)	6.000.000
				- Recursos Ordinarios	6.000.000

PROGRAMA: 01 - Dirección y Coordinación del Sistema Nacional de Control Interno y Auditoría

UNIDAD EJECUTORA: Gerencia de Administración y Servicios

Corresponde a la Superintendencia Nacional de Auditoría Interna, ejercer la supervisión, orientación y coordinación del control interno y dirección de la auditoría interna en los organismos de la administración central y descentralizada, estados y municipios, con el propósito de promover y garantizar el cumplimiento de la normativa legal, la eficiencia en el empleo de los recursos públicos y la eficacia en el logro de los mismos, así como disponer de información veraz, útil y oportuna para la toma de decisiones de los organismos sujetos a su competencia y para facilitar el ejercicio del control externo.

A tal fin, la Superintendencia realizará las acciones siguientes:

- Revisar, evaluar y aprobar planes de auditorías.
- Realizar auditorías a entes de la Administración Pública Nacional y emitir informes técnicos.
- Emitir normas de auditoría, de conformidad con la Contraloría General de la República.
- Coordinar la designación de titulares de los órganos de Auditoría Interna.
- Realizar medición de Gestión Pública.
- Prestar asistencia técnica a los organismos sujetos a su competencia.
- Realizar talleres para la elaboración de indicadores de gestión.
- Elaborar informe de gestión financiera y operativa de la Superintendencia Nacional de Auditoría Interna.
- Elaborar informe de gestión financiera y operativa de los entes de la Administración Pública Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Elevar la eficiencia, eficacia y economía de la Gestión Pública.	Plan	1	19.854.900.000
TOTAL			**19.854.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.878.793.466
	- Recursos Ordinarios	11.878.793.466
4.02	Materiales y Suministros	243.380.000
	- Recursos Ordinarios	243.380.000
4.03	Servicios no Personales	2.840.085.513
	- Recursos Ordinarios	2.840.085.513
4.04	Activos Reales	4.860.141.021
	- Recursos Ordinarios	4.860.141.021
4.07	Transferencias	32.500.000
	- Recursos Ordinarios	32.500.000
	TOTAL	**19.854.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	119	2.343.786.876
- Directivo	27	984.000.000
- Profesional y Técnico	60	1.123.419.180
- Administrativo	32	236.367.696
Personal Contratado	15	426.312.000
- Empleado	15	426.312.000
TOTAL	**134**	**2.770.098.876**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	12.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	12.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	12.000.000
				S0963 - Transferencias Diversas	12.000.000
				- Recursos Ordinarios	12.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	14.000.000
4.07	03	00	00	Transferencias al Exterior	14.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	14.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	14.000.000
				I0116 - Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	4.000.000
				- Recursos Ordinarios	4.000.000
				I0230 - Federación Latinoamericana de Auditoria Interna (FLAI)	4.000.000
				- Recursos Ordinarios	4.000.000
				I0231 - Comisión Económica para la América Latina y El Caribe (CEPAL)	6.000.000
				- Recursos Ordinarios	6.000.000

40. Ministerio para la Economía Popular

MINISTERIO PARA LA ECONOMÍA POPULAR

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

Lidera el proceso de construcción del modelo desarrollo endógeno dentro del marco de competencia establecido para el Ministerio, teniendo como referencia la participación organizada y protagónica del pueblo, componente esencial en la realización del estado democrático y social.

El Despacho formulará políticas que permitirán darle un carácter sistémico al desarrollo y fortalecimiento de la economía popular, mediante la vinculación institucional y programática de sus entes de adscripción.

Dentro de las competencias del Ministerio para la Economía Popular se mencionan:

- Regular, formular y darle seguimiento a las políticas, tendentes al desarrollo de la economía popular.
- Realizar estudios y diagnósticos del desarrollo de la economía popular y establecer recomendaciones a órganos y entes competentes.
- Planificar e instrumentar las actividades del Ejecutivo Nacional en relación con las normas operativas e instrumentos de promoción, autogestión y cogestión de amplios sectores de la población, así como en el uso eficiente de los recursos para el financiamiento de los medios protagónicos de la economía popular.
- Estimular el desarrollo del sistema microfinanciero en el marco de la economía popular y en especial de los núcleos de desarrollo endógeno.
- Estimular el desarrollo de las actividades de comercialización y explotación en los sectores de la economía popular con énfasis en el sector rural.
- Definir las políticas para la capacitación de los sectores vinculados al desarrollo de la economía popular.
- Establecer políticas para estimular los medios protagónicos de la economía popular, cajas de ahorro, empresas familiares, microempresas, cooperativas, y otras formas asociativas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Elaborar Políticas para el Fortalecimiento y Desarrollo de la Economía Popular a Nivel Nacional	Política	1	34.063.083.667
Preparar las Actividades Relacionadas con la Capacitación, Asistencia Técnica y Social	Política	1	506.096.887.901
Formular las Acciones Conducentes al Financiamiento que Realizan los Entes Adscritos para Atender a la Economía Popular	Política	1	42.096.946.485
Promoción, Creación y Desarrollo de Cooperativas a Nivel Nacional	Cooperativa	50.000	4.237.972.274
TOTAL			**586.494.890.327**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	34.063.083.667
02	Capacitación y Asistencia Técnica	506.096.887.901
03	Financiamiento de la Economía Popular	42.096.946.485
04	Fomento, Control y Desarrollo del Cooperativismo	4.237.972.274
	TOTAL	**586.494.890.327**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	16.406.268.450
	- Recursos Ordinarios	16.406.268.450
4.02	Materiales y Suministros	7.923.876.292
	- Recursos Ordinarios	7.923.876.292
4.03	Servicios No Personales	11.565.925.110
	- Recursos Ordinarios	11.565.925.110
4.04	Activos Reales	3.183.750.016
	- Recursos Ordinarios	3.183.750.016
4.05	Activos Financieros	23.000.000.000
	- Recursos Ordinarios	23.000.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	19.850.000
	- Recursos Ordinarios	19.850.000
4.07	Transferencias	524.395.220.459
	- Recursos Ordinarios	287.435.560.132
	- Programas y Proyectos	197.559.632.859
	- Otras Fuentes de Financiamiento	39.400.027.468
	TOTAL	**586.494.890.327**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	68	762.191.407
- Directivo	2	36.119.376
- Profesional y Técnico	55	651.527.611
- Personal Administrativo	11	74.544.420
Personal Contratado	282	5.130.479.952
- Empleado	277	5.112.479.952
- Obrero	5	18.000.000
TOTAL	**350**	**5.892.671.359**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	18.000.000
II	321.236 - 371.236		
III	371.237 - 421.237	26	124.800.000
IV	421.238 - 471.238		
V	471.239 - 521.239	10	60.850.083
VI	521.240 - 571.240	45	294.128.735
VII	571.241 - 621.241	41	293.759.952
VIII	621.242 - 671.242	2	15.745.729
IX	671.243 - 721.243		
X	721.244 - 771.244	21	188.730.540
XI	771.245 - 821.245	19	180.899.062
XII	821.246 - 871.246	1	10.080.000
XIII	871.247 - 921.247	3	31.898.880
XIV	921.248 - 971.248		
XV	971.249 - 1.021.249	5	59.426.298
XVI	1.021.250 - 1.071.250	6	75.687.460
XVII	1.071.251 Y MAS	166	4.538.664.620
	TOTAL	**350**	**5.892.671.359**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0046	Instituto Nacional de Cooperación Educativa (INCE)	65.937.100.000
A0197	Instituto Autónomo Fondo Único Social (IAFUS)	151.781.200.000
A0216	Fundación "Pueblo Soberano"	13.470.630.132
A0302	Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	42.528.356.353
A0718	Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	20.000.000.000
A0842	Fondo de Desarrollo Microfinanciero (FONDEMI)	21.500.000.000
A0933	Instituto Nacional de Desarrollo Rural (INDER)	231.677.933.974
	TOTAL	**546.895.220.459**

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Elaborar Políticas para el Fortalecimiento y Desarrollo de la Economía Popular a Nivel Nacional	Política	1	34.063.083.667
TOTAL			**34.063.083.667**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	13.083.783.667
	- Recursos Ordinarios	13.083.783.667
4.02	Materiales y Suministros	7.578.800.000
	- Recursos Ordinarios	7.578.800.000
4.03	Servicios No Personales	9.906.500.000
	- Recursos Ordinarios	9.906.500.000
4.04	Activos Reales	2.994.000.000
	- Recursos Ordinarios	2.994.000.000
4.07	Transferencias	500.000.000
	- Recursos Ordinarios	500.000.000
	TOTAL	**34.063.083.667**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	23	243.744.000
- Directivo	1	18.000.000
- Profesional y Técnico	22	225.744.000
Personal Contratado	210	4.605.600.000
- Empleado	210	4.605.600.000
TOTAL	**233**	**4.849.344.000**

PROGRAMA: 02 Capacitación y Asistencia Técnica

UNIDAD EJECUTORA: Dirección General de Formación y Desarrollo

Mediante este programa el Ministerio diseñará, coordinará y supervisará los proyectos y actividades inherentes a la promoción, organización, capacitación y asistencia técnica y social de los medios protagónicos de la economía popular, para el desarrollo integral de sus capacidades, articulando la inclusión social con la diversificación productiva, lo cual se ejecutará a través de los siguientes entes:

INSTITUTO NACIONAL DE COOPERACIÓN EDUCATIVA (INCE)

El Instituto Nacional de Cooperación Educativa (INCE) estima alcanzar, bajo la tutela del estado y con la colaboración de patronos y trabajadores de los sectores productivos de bienes y servicios, una eficiente formación y capacitación continua de la fuerza laboral, complementando la educación recibida en el sistema formal.

El INCE como órgano rector de la formación profesional del país, tiene como objetivo formar y capacitar a la fuerza laboral que demandan los sectores productivos, orientando la formación hacía el empleo, contribuyendo así con el desarrollo social, económico y tecnológico.

Para el logro de este objetivo el INCE se plantea durante el año 2005, realizar las siguientes metas: dictar 35.000 cursos de la Misión Vuelvan Caras; 6.386 cursos de formación profesional en centros de unidades móviles; 5.510 cursos de formación en empresas; 254 cursos de micros pequeños empresarios (CEP/CEFE); 913 cursos profesionales a través de convenios regionales; 568 cursos de formación industrial INCE/CEMA; 1.469 cursos de acción social interinstitucional y la atención de 298.017 participantes en acción indirecta.

Para el ejercicio fiscal 2005 se le asigna un aporte de Bs. 65.937,1 millones.

FUNDACIÓN DE CAPACITACIÓN E INNOVACIÓN PARA EL DESARROLLO RURAL (CIARA)

La Fundación CIARA tiene como principal objetivo, contribuir en forma eficaz y productiva con el desarrollo rural sostenible del país, logrando una mejor calidad de vida de los productores, incentivando la creación y consolidación de la organizaciones sociales, que conlleven a elevar el nivel de ingreso y las condiciones socioeconómicas de las zonas rurales.

Para el año 2005, se estima una asignación de Bs. 42.528,3 millones del Ejecutivo Nacional, que será financiado con recursos ordinarios por Bs. 27.183,1 millones y Ley de Endeudamiento Bs. 15.345,2 millones, para la ejecución de los siguientes programas:

- Programa Especial de Seguridad Alimentaria en Zonas Rurales Urbanas y Periurbanas (PESA) Bs. 1.300,0 millones.
- Apoyo a los Pequeños Productores y Pescadores Artesanales de las Zonas Semiáridas de los Estados Lara y Falcón (PROSALAFA) FASE I, Bs. 1.274,6 millones.
- Apoyo a los Pequeños Productores y Pescadores Artesanales de las Zonas Semiáridas de los Estados Lara y Falcón (PROSALAFA) FASE II, Bs. 10.990,5 millones.
- Desarrollo de Cadenas Agroproductivas en la Región de Barlovento-CIARA Bs. 6.119,8 millones.
- Programa de Desarrollo de Comunidades Rurales Pobres Bs. 2.265,4 millones.
- Programa de Multiplicación de Semillas para la Seguridad Alimentaria Bs. 3.840,0 millones.
- Convenio de Cooperación Bs. 9.188,2 millones.

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

El Instituto Nacional de Desarrollo Rural (INDER), tiene por objeto incentivar el desarrollo integral del sector agrícola en el ámbito de infraestructura, capacitación y extensión.

Se estima un aporte de Bs. 231.677,9 millones para el año 2005, de los cuales corresponden Bs. 23.436,8 millones a recursos ordinarios, Bs. 182.214,5 millones Ley de Endeudamiento y Bs. 26.026,6 millones por otras fuentes de financiamiento.

Las principales acciones a ejecutar son las siguientes:

- Coordinar y ejecutar las políticas y planes necesarios para el sistema de riego y saneamiento de tierras.
- La construcción y mantenimiento de obras de infraestructura destinadas a cubrir las tierras bajo regadío.
- Estimular programas de innovación tecnológica para el desarrollo sustentable.
- Desarrollar y consolidar las condiciones socio-económicas de las comunidades rurales, incentivando la creación de organizaciones para la autogestión de los sistemas de riego y saneamiento de tierras.

INSTITUTO AUTÓNOMO FONDO UNICO SOCIAL (IAFUS)

El Instituto Autónomo Fondo Único Social (IAFUS), nace como respuesta a la necesidad perentoria del Estado venezolano, de disponer de recursos económicos para ser orientados a la satisfacción de los requerimientos sociales de la población.

En tal sentido, el Fondo Único Social genera un modelo de intervención destinado a cumplir los siguientes objetivos:

- Apoyar programas y proyectos alejados de la concepción asistencialista en el campo social, donde el objetivo humano sean los sectores excluidos de la economía y la sociedad.
- Fortalecer los mecanismos operacionales de captación y movilización de recursos, a objeto de dinamizar trabajo gubernamental y su relación con la sociedad, activando políticas para la superación de la pobreza.
- Contribuir con la generación de canales de mayor participación de los diversos actores básicos (comunidades, organizaciones civiles, sector privado, entre otros), con un papel sinergizante permanente a la hora de definir las acciones dirigidas a mejorar la calidad de vida de la población.

La asignación prevista para el año 2005, asciende a Bs. 151.781,2 millones, para cubrir gastos de funcionamiento.

FUNDACION PUEBLO SOBERANO

El objetivo del organismo es apoyar y prestar asistencia a los sectores más necesitados del país, para contribuir con el logro de mayores niveles de desarrollo y bienestar, y en consecuencia, elevar la calidad de vida de la población.

El aporte asignado es de Bs. 13.470,6 millones, el cual estará orientado a transferencias corrientes.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Preparar las Actividades Relacionadas con la Capacitación, Asistencia Técnica y Social	Política	1	506.096.887.901
TOTAL			**506.096.887.901**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	466.667.442
	- Recursos Ordinarios	466.667.442
4.03	Servicios No Personales	235.000.000
	- Recursos Ordinarios	235.000.000
4.07	Transferencias	505.395.220.459
	- Recursos Ordinarios	268.435.560.132
	- Programas y Proyectos	197.559.632.859
	- Otras Fuentes de Financiamiento	39.400.027.468
	TOTAL	**506.096.887.901**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	4	46.392.000
- Profesional y Técnico	4	46.392.000
TOTAL	**4**	**46.392.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	505.395.220.459
4.07	01	00	00	Transferencias Corrientes Internas	277.810.845.739
4.07	01	02	00	Transferencias Corrientes al Sector Público	277.810.845.739
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	277.810.845.739
				A0046 - Instituto Nacional de Cooperación Educativa (INCE)	65.937.100.000
				- Recursos Ordinarios	65.937.100.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				A0197 - Instituto Autónomo Fondo Único Social (IAFUS)	151.781.200.000
				- Recursos Ordinarios	138.407.830.000
				- Otras Fuentes de Financiamiento	13.373.370.000
				A0216 - Fundación "Pueblo Soberano"	13.470.630.132
				- Recursos Ordinarios	13.470.630.132
				A0302 - Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	29.295.215.607
				- Recursos Ordinarios	23.761.464.944
				• Convenio de Cooperación	9.188.164.944
				• Otros Gastos	14.573.300.000
				- Programas y Proyectos	5.533.750.663
				• Proyecto de Desarrollo de Cadenas Agroproductivas en la Región Barlovento	1.044.990.429
				• Proyecto de Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	4.488.760.234
				A0933 - Instituto Nacional de Desarrollo Rural (INDER)	17.326.700.000
				- Recursos Ordinarios	17.326.700.000
4.07	02	00	00	Transferencias de Capital Internas	227.584.374.720
4.07	02	02	00	Transferencias de Capital al Sector Público	227.584.374.720
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	227.584.374.720
				A0302 - Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	13.233.140.746
				- Recursos Ordinarios	3.421.700.000
				- Programas y Proyectos	9.811.440.746
				• Proyecto de Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	3.931.154.471
				• Proyecto de Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	5.880.286.275
				A0933 - Instituto Nacional de Desarrollo Rural (INDER)	214.351.233.974
				- Recursos Ordinarios (Convenio de Cooperación)	6.110.135.056
				- Programas y Proyectos	182.214.441.450
				• Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo	18.481.266.700
				• Construcción de Sistemas de Riego en Fundos Zamoranos	29.741.663.800
				• Sistema de Riego Río Tiznado, Estado Guárico	3.791.165.950
				• Construcción de Grandes y Medianos Sistemas de Riego	129.000.000.000
				• Rehabilitación Sistema de Riego Río Guárico	1.200.345.000
				- Otras Fuentes de Financiamiento (Convenio de Cooperación)	26.026.657.468

PROGRAMA: 03 Financiamiento de la Economía Popular

UNIDAD EJECUTORA: Dirección General para la Ejecución de Programas de Financiamiento

A través de este Programa el Ministerio diseñará, coordinará, y supervisará todos los proyectos y actividades relacionados con el financiamiento oportuno, requerido por los medios protagónicos de la economía popular, en el marco del Plan de Desarrollo Económico y Social de la Nación 2001-2007 y de los Núcleos de Desarrollo Endógeno. Así como proporcionar a los medios protagónicos de la economía popular las herramientas y recursos financieros necesarios para el desarrollo sustentable de las unidades productivas de la economía popular, articulando la inclusión social con la diversificación productiva, lo cual será responsabilidad de los siguientes entes:

Banco de Desarrollo de la Mujer, C.A. (BANMUJER)

El Banco de Desarrollo de la Mujer, C. A., (BANMUJER), es una institución microfinanciera pública que facilita a las mujeres, en condiciones de pobreza los servicios financieros y no financieros en forma relativamente rápida y oportuna, con el propósito de que obtengan herramientas productivas para su plena inserción en el desarrollo socio económico del país en un contexto de acción soberana y protagónica.

Tiene como objetivo general facilitar los servicios financieros y no financieros mediante el apoyo técnico, asistencia, capacitación, seguimiento y acompañamiento a las mujeres de los sectores más empobrecidos del país, conjuntamente con las instituciones aliadas, a fin de que ejerzan sus derechos y deberes y participen activa y protagónicamente en la economía del país.

Se estima una asignación de Bs. 20.000,0 millones, de los cuales Bs. 10.000,0 millones son para inversión financiera y Bs. 10.000,0 millones como transferencias corrientes.

FONDO DE DESARROLLO MICROFINANCIERO (FONDEMI)

El Fondo de Desarrollo Microfinanciero (FONDEMI) es un instituto autónomo para el desarrollo del sistema microfinanciero, que dirige sus acciones hacia la creación y fortalecimiento de los entes de ejecución que servirán como intermediarios entre FONDEMI y las comunidades, contribuyendo así con el incremento de la tasa de ocupación y con el mejoramiento de la calidad de vida de la población a nivel nacional.

El Fondo de Desarrollo Microfinanciero, tiene los siguiente objetivos:

- Crear y fortalecer los entes de ejecución como instancias de apoyos para el financiamiento de la economía popular.
- Contribuir a que los sectores de la población que no cuentan con las oportunidades necesarias para su desarrollo económico y social, accedan a una ocupación productiva por sí mismos o en forma asociativa a los fines de contribuir al desarrollo económico, armónico y sustentable de la Nación.
- Facilitar el acceso a los servicios financieros y no financieros, en forma rápida y oportuna, a las comunidades populares y autogestionarias, a objeto de integrarlas en las dinámicas económicas y sociales del país.

La asignación prevista para el año 2005, asciende a Bs. 21.500,0 millones, de los cuales Bs. 13.000,0 millones son para inversión financiera, Bs. 8.265,0 millones como transferencias corrientes y Bs. 235,0 millones de transferencias de capital.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Formular las Acciones Conducentes al Financiamiento que Realizan los Entes Adscritos para Atender a la Economía Popular	Política	1	42.096.946.485
TOTAL			**42.096.946.485**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	380.946.485
	- Recursos Ordinarios	380.946.485
4.02	Materiales y Suministros	30.000.000
	- Recursos Ordinarios	30.000.000
4.03	Servicios No Personales	186.000.000
	- Recursos Ordinarios	186.000.000
4.05	Activos Financieros	23.000.000.000
	- Recursos Ordinarios	23.000.000.000
4.07	Transferencias	18.500.000.000
	- Recursos Ordinarios	18.500.000.000
	TOTAL	**42.096.946.485**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	6	67.944.000
- Profesional y Técnico	6	67.944.000
TOTAL	**6**	**67.944.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.05	00	00	00	Activos Financieros	23.000.000.000
4.05	01	00	00	Aportes Directos para Participaciones de Capital	23.000.000.000
4.05	01	03	00	Aportes de Capital a Instituciones Públicas Financieras Bancarias	10.000.000.000
				A0718 - Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	10.000.000.000
				- Recursos Ordinarios	10.000.000.000
4.05	01	04	00	Aportes de Capital a Instituciones Públicas Financieras No Bancarias	13.000.000.000
				A0842 - Fondo de Desarrollo Microfinanciero (FONDEMI)	13.000.000.000
				- Recursos Ordinarios	13.000.000.000
4.07	00	00	00	Transferencias	18.500.000.000
4.07	01	00	00	Transferencias Corrientes Internas	18.265.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	18.265.000.000
4.07	01	02	08	Transferencias Corrientes a las Instituciones Públicas Financieras No Bancarias	18.265.000.000
				A0718 - Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	10.000.000.000
				- Recursos Ordinarios	10.000.000.000
				A0842 - Fondo de Desarrollo Microfinanciero (FONDEMI)	8.265.000.000
				- Recursos Ordinarios	8.265.000.000
407	02	00	00	Transferencias de Capital Internas	235.000.000
407	02	02	00	Transferencias de Capital al Sector Público	235.000.000
407	02	02	08	Transferencias de Capital a Instituciones Públicas Financieras No Bancarias	235.000.000
				A0842 - Fondo de Desarrollo Microfinanciero (FONDEMI)	235.000.000
				- Recursos Ordinarios	235.000.000

PROGRAMA: 04 Fomento, Control y Desarrollo del Cooperativismo

UNIDAD EJECUTORA: Superintendente Nacional de Cooperativas

Este programa se encarga del registro, inspección, vigilancia, supervisión del funcionamiento y desarrollo, fomento de las cooperativas y la coordinación de las actividades de promoción de cooperativas que realicen los organismos del estado.

Entre sus acciones se destacan: la elaboración de planes de desarrollo para el fomento del cooperativismo del país; incentivar la participación de los trabajadores y la comunidad, en la gestión de empresas cooperativas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Promoción, Creación y Desarrollo de Cooperativas a Nivel Nacional	Cooperativa	50.000	4.237.972.274
TOTAL			**4.237.972.274**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.474.870.856
	- Recursos Ordinarios	2.474.870.856
4.02	Materiales y Suministros	315.076.292
	- Recursos Ordinarios	315.076.292
4.03	Servicios No Personales	1.238.425.110
	- Recursos Ordinarios	1.238.425.110
4.04	Activos Reales	189.750.016
	- Recursos Ordinarios	189.750.016
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	19.850.000
	- Recursos Ordinarios	19.850.000
	TOTAL	**4.237.972.274**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	35	404.111.407
- Directivo	1	18.119.376
- Profesional y Técnico	23	311.447.611
- Personal Administrativo	11	74.544.420
Personal Contratado	72	524.879.952
- Empleado	67	506.879.952
- Obrero	5	18.000.000
TOTAL	**107**	**928.991.359**

41. Ministerio de Alimentación

MINISTERIO DE ALIMENTACIÓN

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Artículo 305 de la Constitución de la República Bolivariana de Venezuela, obliga al Estado a promover la agricultura sustentable como base estratégica del desarrollo rural integral y, en consecuencia, debe garantizar la seguridad alimentaria de la población; entendida como la disponibilidad suficiente y estable de alimentos en el ámbito nacional y el acceso oportuno y permanente a éstos por parte del público consumidor.

La seguridad alimentaria se debe alcanzar desarrollando y privilegiando la producción agropecuaria interna, entendiéndose como tal en el mismo texto constitucional, la proveniente de las actividades agrícolas, pecuarias y pesqueras.

En consecuencia, el mismo Artículo 305 dispone que la producción de alimentos y su correspondiente distribución, es de interés nacional y fundamental al desarrollo económico y social de la Nación, con el objeto de procurar el nivel de vida adecuado, al cual deben tener acceso todos los venezolanos, sin distinciones de ningún tipo; a tales fines, se crea este Despacho con el propósito de ejecutar las políticas relacionadas con las medidas de orden comercial, financiero, de capacitación de mano de obra y otras que fueran indispensables para alcanzar niveles estratégicos de autoabastecimiento alimentario.

El Ministerio de Alimentación como órgano rector dentro del Poder Ejecutivo Nacional para garantizar la seguridad alimentaria de la población venezolana, ejerciendo los controles necesarios sobre los procesos de transformación, distribución y comercialización de los productos alimentarios en el país, integrados en un proceso único y sistemático, estará facultado según lo establecido en el Decreto de Creación del mismo para cumplir con lo siguiente:

Elaborar y controlar las políticas, normas y procedimientos referidas a la organización, gestión y control de la producción, transformación, distribución y comercialización de los productos alimentarios en el país, integrado en un proceso único que considera los productos agropecuarios, frescos, elaborados, preelaborados, avícolas, acuícolas y pesqueros y demás productos alimenticios de producción nacional e importación para asegurar las misiones y programas sociales aprobados por el Ejecutivo Nacional, destacándose dentro de este proceso la calidad, eficiencia y eficacia.

Principales Objetivos Estratégicos:

Para cumplir los objetivos del Ministerio de Alimentación será necesario enmarcar las tareas a desarrollar en diferentes etapas de trabajo, partiendo del hecho de ser un organismo de reciente creación, se requiere fortalecer la ejecución y el control de las misiones y programas alimentarios aprobados; en este sentido, se requiere organizar estructuralmente el Despacho, estableciendo las competencias de cada uno de sus niveles de dirección, con una estructura plana, funcional y flexible; promoviendo la capacitación, calificación y adiestramiento a dirigentes, funcionarios, técnicos y trabajadores del sistema alimèntario intrínseco en el Ministerio; organizando las actividades de supervisión y control incluyendo auditorías contable-financieras, administrativas y de gestión en el sistema empresarial adscrito al Ministerio de Alimentación; crear la base tecnológica de información y comunicación, que garantice el flujo de información necesaria para la toma de decisiones en todo el proceso organizativo para la seguridad alimentaria; elaborar el proyecto de organización estructural de las actividades agroindustriales (azucarera, leguminosas, cárnica y granos) y del esquema logístico con que cuentan; crear las bases de los canales de distribución y su logística, que conforman la recepción, almacenamiento, depósito, conservación, transporte, distribución, entrega, colocación y consumo de alimentos, que garanticen la seguridad alimentaria.

Organizar la atención de los programas alimentarios relacionados con los consumos sociales priorizados, complementando el ciclo desde la producción hasta su consumo final.

Los programas alimentarios incluyen el Programa de Alimentos Estratégicos (PROAL), el abastecimiento para meriendas y almuerzos escolares, abastecimiento a hospitales, abastecimiento a prisiones y abastecimiento a otros segmentos vulnerables que se aprueben.

Adicionalmente, se tiene previsto para el ejercicio Fiscal 2005:

- Crear la infraestructura que garantice el incremento de 2.000 casas de alimentación con 300 mil beneficiarios y la circulación por la Corporación de Abastecimiento y Servicios Agrícolas, S.A. (CASA.), de 4.000 toneladas de alimentos diarios.
- Desarrollar la industria de producción y transformación para cubrir como mínimo, un 20% de la demanda de la soya, harina de maíz precocida, azúcar, arroz, leguminosa, huevos, carne, pollo, pescado y cerdo.
- Suscribir convenios participativos con los demás organismos estatales para el cumplimiento de las atribuciones y funciones o competencias aprobadas al Ministerio de Alimentación.
- Elaborar las políticas, normas y procedimientos a cumplir por el Ministerio y entes adscritos, relacionados con la producción, transformación, distribución y comercialización de los productos alimentarios, incluyendo los procedimientos y sistemas para la verificación y control.
- Establecer las reservas estatales y estratégicas de alimentos para posibles contingencias, según la nomenclatura de productos aprobada, su almacenamiento, conservación y rotación.
- Controlar el sistema contable-financiero de las entidades subordinadas y conocer de sus resultados.
- Organizar las actividades de inspección y auditorías contable-financieras, administrativas y de gestión por el Despacho y entes adscritos.
- Crear una Comisión de evaluación de precios y tarifas en productos y servicios alimenticios, en coordinación con los entes competentes en la materia.
- Crear los órganos de inspección, vigilancia y fiscalización, sobre actividades de almacenamiento agrícola y sus actividades conexas, a través del órgano competente, así como toda profesión y actividad relacionada con alimentos.
- Reformular las regulaciones y expedición de permisos, autorizaciones, licencias, certificados y demás trámites y actos necesarios en materia de importación y exportación en el sector de alimentos y alimentación, para tratar de eliminar la dependencia del comercio exterior.
- Instrumentar los sistemas que garanticen la fabricación y comercio de insumos agrícolas, medicamentos veterinarios, vacunas, productos químicos, biológicos y zooterápicos de uso agrícola, vegetal, pecuario, acuícola y forestal.
- Revisar los sistemas de control sanitario en el almacenamiento, oferta, transporte y comercio de vegetales o animales o sus partes.
- Evaluar con los organismos competentes la política para la adquisición, instalación y administración de maquinarias y equipos para la producción y comercialización de alimentos.
- Participar conjuntamente con el Ministerio de Relaciones Exteriores en negociaciones internacionales sobre comercio agrícola, vegetal, pecuario, acuícola y forestal y, en general, de alimentos.
- Diseñar y organizar los balances materiales y financieros para elaborar las estrategias de equilibrio de la oferta y demanda de los circuitos agroalimentarios.

- Diseñar la política para la dirección, administración y manejo de los programas de compensaciones para el desarrollo competitivo del sector de alimentos.

- Revisar el sistema de autorización, inspección y control de los frigoríficos y mataderos industriales, en coordinación con el Ministerio de Salud y Desarrollo Social.

- Establecer la regulación y control sobre la manipulación genética en materia de alimentos, en coordinación con los demás órganos competentes.

A través de los convenios de Cooperación Integral Bilateral, se tiene previsto impulsar el desarrollo endógeno de la industria azucarera nacional, estableciéndose este rubro como prioritario debido a que históricamente se ha presentado una considerable deficiencia en la producción de azúcar, superior a las trescientas mil toneladas anuales, con el desarrollo y recuperación de centrales azucareros y complejos agroindustriales se tiene previsto disminuir el déficit de producción en este rubro, en unas ciento ochenta mil toneladas para el presente ejercicio fiscal y estableciéndose como meta la autosuficiencia de azúcar para el ejercicio fiscal 2007.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Definir Políticas, Control, Fiscalización y Apoyo Institucional en Materia de Alimentación	Hora/Hombre	3.132	86.448.905.507
Formulación y Evaluación de las Políticas Públicas en Materia de Seguridad Alimentaria	Política	1	2.835.707.057
Planes y Programas	Persona Atendida	8.300.000	563.984.690.934
TOTAL			**653.269.303.498**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	86.448.905.507
02	Política Alimentaria	2.835.707.057
03	Logística Alimentaria	563.984.690.934
	TOTAL	**653.269.303.498**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	17.751.701.193
	- Recursos Ordinarios	17.751.701.193
4.02	Materiales y Suministros	246.328.515.525
	- Recursos Ordinarios	246.328.515.525
4.03	Servicios no Personales	26.401.580.079
	- Recursos Ordinarios	26.401.580.079
4.04	Activos Reales	50.788.303.203
	- Recursos Ordinarios	50.788.303.203
4.07	Transferencias	311.999.203.498
	- Recursos Ordinarios	259.691.060.000
	- Programas y Proyectos	27.733.442.648
	- Otras Fuentes de Financiamiento	24.574.700.850
	TOTAL	**653.269.303.498**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	378	5.098.219.240
- Directivo	25	971.456.188
- Profesional y Técnico	269	3.597.821.782
- Personal Administrativo	84	528.941.270
Personal Contratado	39	1.464.000.000
- Empleado	39	1.464.000.000
TOTAL	**417**	**6.562.219.240**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.236		
III	371.237 - 421.237		
IV	421.238 - 471.238	65	388.797.981
V	471.239 - 521.239	12	80.551.205
VI	521.240 - 571.240	4	28.523.893
VII	571.241 - 621.241	6	47.179.388
VIII	621.242 - 671.242	1	8.423.292
IX	671.243 - 721.243		
X	721.244 - 771.244	1	9.321.996
XI	771.245 - 821.245	128	1.308.375.552
XII	821.246 - 871.246		
XIII	871.247 - 921.247	13	147.516.876
XIV	921.248 - 971.248	14	167.517.436
XV	971.249 - 1.021.249	13	162.575.625
XVI	1.021.250 - 1.071.250	160	4.213.435.996
XVII	1.071.251 Y MAS		
	TOTAL	**417**	**6.562.219.240**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2005
A0641	Corporación de Abastecimiento y Servicios Agrícolas, S.A. (C.A.S.A.)	265.742.697.470
A0845	Complejo Agroindustrial Azucarero Ezequiel Zamora	485.000.000
A0934	Corporación Venezolana Agraria (CVA)	41.871.506.028
A1206	Mercados de Alimentos, C.A. (MERCAL, C.A.)	3.900.000.000
	TOTAL	**311.999.203.498**

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Definir Políticas, Control, Fiscalización y Apoyo Institucional en Materia de Alimentación	Hora/Hombre	3.132	86.448.905.507
TOTAL			**86.448.905.507**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	7.872.276.700
	- Recursos Ordinarios	7.872.276.700
4.02	Materiales y Suministros	11.011.975.525
	- Recursos Ordinarios	11.011.975.525
4.03	Servicios no Personales	17.358.350.079
	- Recursos Ordinarios	17.358.350.079
4.04	Activos Reales	50.206.303.203
	- Recursos Ordinarios	50.206.303.203
	TOTAL	**86.448.905.507**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	114	1.941.646.506
- Directivo	11	464.269.800
- Profesional y Técnico	83	1.335.595.142
- Personal Administrativo	20	141.781.564
Personal Contratado	21	780.000.000
- Empleado	21	780.000.000
TOTAL	**135**	**2.721.646.506**

PROGRAMA: 02 Política Alimentaria

UNIDAD EJECUTORA: Despacho del Viceministro de Política Alimentaria

Tiene como objetivo estratégico, diseñar, dirigir, coordinar y supervisar la formulación y ejecución de las políticas públicas en materia de alimentación y seguridad alimentaria, como es el abastecimiento, almacenamiento, distribución y reservas estratégicas de los principales productos de la dieta básica de los venezolanos.

Entre las acciones más relevantes destacan las siguientes:

- La regulación, formulación, seguimiento y evaluación de políticas, planificación y realización de las actividades del Ejecutivo Nacional en materia de alimentos y alimentación, comercio, industria, mercadeo y distribución agrícola, vegetal, pecuario, acuícola; de igual manera, se incluye la transformación y la fiscalización en materia alimentaria.

- Establecer una política coherente entre la oferta y demanda de productos alimenticios, garantizando un nivel de importación acorde con las necesidades reales del mercado nacional, garantizando el abastecimiento de la población y la colocación de los productos provenientes del mercado nacional.

- Racionalización de la cadena de comercialización, concertación de precios entre productores y consumidores y disminución de costos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Formulación y Evaluación de las Políticas Públicas en Materia de Seguridad Alimentaria	Política	1	2.835.707.057
TOTAL			**2.835.707.057**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.110.107.057
	- Recursos Ordinarios	2.110.107.057
4.02	Materiales y Suministros	180.200.000
	- Recursos Ordinarios	180.200.000
4.03	Servicios No Personales	414.400.000
	- Recursos Ordinarios	414.400.000
4.04	Activos Reales	131.000.000
	- Recursos Ordinarios	131.000.000
	TOTAL	**2.835.707.057**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	34	659.471.619
- Directivo	4	175.166.400
- Profesional y Técnico	28	469.511.293
- Personal Administrativo	2	14.793.926
Personal Contratado	1	24.000.000
- Empleado	1	24.000.000
TOTAL	**35**	**683.471.619**

PROGRAMA: 03 Logística Alimentaria

UNIDAD EJECUTORA: Despacho del Viceministro de Logística Alimentaria

Este programa tiene como objetivo estratégico, diseñar, coordinar y supervisar la formulación de las políticas públicas definidas para la dinamización y transformación de productos alimenticios, propiciando la competitividad, el manejo sustentable y el desarrollo endógeno de los recursos asignados al sector alimentos, a los fines de garantizar eficientemente la seguridad alimentaria de la población y la creación de condiciones óptimas para la generación de riqueza real dentro del sector.

Entre las acciones más relevantes se mencionan las siguientes:

Organizar la atención de los programas alimentarios relacionados con los consumos sociales priorizados, cumplimentando el ciclo desde la producción hasta su consumo final.

Los programas alimentarios incluyen:

- Programa de Alimentos Estratégicos (PROAL).
- Abastecimiento para meriendas y almuerzos escolares.
- Abastecimiento a hospitales.
- Abastecimiento a prisiones.
- Abastecimiento a otros segmentos vulnerables que se aprueben.

Asimismo, se ejecutarán programas de fiscalización y auditorias de gestión a las empresas adscritas al Ministerio. Establecimiento de convenios para la cooperación técnica y financiera a nivel nacional de los programas sociales, incentivar la creación de cooperativas de productores, establecer mecanismos de regulación y control en la comercialización interna de los rubros.

CORPORACIÓN VENEZOLANA AGRARIA (CVA)

La Corporación Venezolana Agraria tiene por objeto desarrollar, coordinar y supervisar las actividades empresariales del Estado para el Desarrollo del Sector Agrario. En este sentido, el ente tiene previsto realizar inversiones de capital en empresa procesadoras, empaquetadoras y beneficiadoras de diferentes productores agrícolas, avícolas, frutícolas y cárnico.

Para el año 2005, el Ejecutivo Nacional le asigna un aporte de Bs. 41.871,5 millones, correspondiendo Bs. 5.153,4 millones a gastos de funcionamiento, dentro de los cuales Bs. 653,4 millones son para el Convenio de Cooperación y el resto de Bs. 4.500,0 millones para sus gastos operativos; y Bs. 36.718,1 millones a gastos de capital, donde destacan la Ley de Endeudamiento con Bs. 24.390,8 millones, el Convenio de Cooperación Bs. 8.632,0 millones y otros gastos de capital Bs. 3.695,3 millones.

COMPLEJO AZUCARERO EZEQUIEL ZAMORA

Para el ejercicio fiscal 2005, se prevé un aporte de Bs. 485,0 millones, para gastos de funcionamiento.

MERCADOS DE ALIMENTOS, C.A. (MERCAL, C.A.)

A la empresa Mercal se le asignan para gastos corrientes el monto de Bs. 3.900,0 millones, para atender las actividades de comercialización y mercadeo al mayor y al detal de productos alimenticios de calidad y alto contenido nutricional y su correspondiente distribución y colocación en puntos estratégicos de ventas.

Entre sus principales acciones podrá comprar, vender, intermediar, cumplir los procesos de recepción, almacenamiento y transporte; instalar y administrar las unidades de mercados mayoristas y minoristas; participar en procesos de contingencia y en diferentes programas sociales.

CORPORACION DE ABASTECIMIENTO Y SERVICIOS AGRÍCOLAS, S.A. (CASA)

La Corporación de Abastecimiento y Servicios Agrícolas, S.A. (CASA), tiene como objetivo principal participar activamente en las cadenas agroproductivas, mediante la prestación de servicios agrícolas y la comercialización de productos, a objeto de garantizar la seguridad alimentaria de la población.

Entre sus principales objetivos se encuentran :

- El mantenimiento y reparación de la infraestructura a fin de garantizar el almacenamiento de productos en las plantas de silos.
- Prestar servicio de apoyo mediante la recepción, almacenaje y despacho de los productos agrícolas.
- Afianzar la rentabilidad de las inversiones de la Corporación.

El Ejecutivo Nacional le asigna recursos para el año 2005 a la Corporación CASA por Bs. 265.742,7 millones, de los cuales Bs. 3.342,7 millones corresponden por Ley de Endeudamiento, para la recuperación de frigoríficos inactivos y al mantenimiento y conservación de la capacidad instalada de las plantas de silos y Bs. 200.000,0 millones para el Programa para la Seguridad Alimentaria y el Desarrollo Rural (PESA) y Bs. 62.400,0 millones para gastos de capital.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005	Presupuesto 2005
Planes y Programas	Persona Atendida	8.300.000	563.984.690.934
TOTAL			**563.984.690.934**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	7.769.317.436
	- Recursos Ordinarios	7.769.317.436
4.02	Materiales y Suministros	235.136.340.000
	- Recursos Ordinarios	235.136.340.000
4.03	Servicios No Personales	8.628.830.000
	- Recursos Ordinarios	8.628.830.000
4.04	Activos Reales	451.000.000
	- Recursos Ordinarios	451.000.000
4.07	Transferencias	311.999.203.498
	- Recursos Ordinarios	259.691.060.000
	- Programas y Proyectos	27.733.442.648
	- Otras Fuentes de Financiamiento	24.574.700.850
	TOTAL	**563.984.690.934**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	230	2.497.101.115
- Directivo	10	332.019.988
- Profesional y Técnico	158	1.792.715.347
- Personal Administrativo	62	372.365.780
Personal Contratado	17	660.000.000
- Empleado	17	660.000.000
TOTAL	**247**	**3.157.101.115**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
4.07	00	00	00	Transferencias	311.999.203.498
4.07	01	00	00	Transferencias Corrientes Internas	9.538.445.200
4.07	01	02	00	Transferencias Corrientes al Sector Público	9.538.445.200
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	5.153.445.200
				A0934 - Corporación Venezolana Agraria (CVA)	5.153.445.200
				- Recursos Ordinarios	5.153.445.200
				• Convenio de Cooperación	653.445.200
				• Otros Gastos	4.500.000.000
4.07	01	02	06	Transferencias Corrientes a las Empresas Públicas No Financieras	4.385.000.000
				A0845 - Complejo Agroindustrial Azucarero Ezequiel Zamora	485.000.000
				- Recursos Ordinarios	485.000.000
				A1206 - Mercados de Alimentos, C.A. (MERCAL, C.A.)	3.900.000.000
				- Recursos Ordinarios	3.900.000.000
4.07	02	00	00	Transferencias de Capital Internas	302.460.758.298
4.07	02	02	00	Transferencias de Capital al Sector Público	302.460.758.298
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	36.718.060.828
				A0934 - Corporación Venezolana Agraria (CVA)	36.718.060.828
				- Recursos Ordinarios	10.745.654.800
				• Convenio de Cooperación	7.050.354.800
				• Otros Gastos	3.695.300.000
				- Programas y Proyectos	24.390.745.178
				• Instalación de Plantas Procesadoras de Maíz	6.716.999.771

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2005
				• Instalación de Plantas Procesadoras de Productos Lácteos	3.359.375.000
				• Instalación y Recuperación de las Plantas Empaquetadoras y Frutícolas	570.546.000
				• Construcción e Implementación de Tres (3) Plantas de Alimentos Balanceados para Animales (ABA)	764.667.187
				• Construcción e Implementación de Dos (2) Plantas Productoras de Aceites y Grasas	495.494.518
				• Construcción e Implementación de Tres (3) Plantas Procesadoras de Semillas Certificadas	406.364.062
				• Reactivación de Diez (10) Centrales de Beneficio de Café	281.084.374
				• Reactivación de Tres (3) Plantas Torrefactoras de Café	145.823.648
				• Construcción e Implementación de Tres (3) Centros de Recría	572.343.750
				• Construcción e Implementación de Dos (2) Plantas Procesadoras de Pastas Alimenticias	445.156.249
				• Construcción e Implementación de Dos (2) Plantas Beneficiadoras de Arroz	572.343.750
				• Construcción e Implementación de Tres (3) Granjas Reproductoras Avícolas	305.250.000
				• Construcción e Implementación de Tres (3) Incubadoras Avícolas	476.953.125
				• Construcción e Implementación de Tres (3) Plantas de Beneficio Avícola	763.125.000
				• Construcción e Implementación de Cuatro (4) Mataderos Semi-industriales	406.999.999
				• Construcción e Implementación de Tres (3) Centros de Producción de Controladores Biológicos	114.468.750
				• Construcción e Implementación de Dos (2) Plantas Productoras de Abono Orgánico	95.390.625
				• Creación de una (1) Empresa de Servicios	1.030.234.370
				• Construcción e Implementación de Cuatro (4) Plantas Procesadoras de Productos Cárnicos	763.125.000
				• Central Azucarero Bolivariano Río Cojedes	6.105.000.000
				- Otras Fuentes de Financiamiento (Convenio de Cooperación)	1.581.660.850
4.07	02	02	06	Transferencias de Capital a Empresas Públicas No Financieras	265.742.697.470
				A0641 - Corporación de Abastecimiento y Servicios Agrícolas S.A. (C.A.S.A.).	265.742.697.470
				- Recursos Ordinarios	239.406.960.000
				• Programa para la Seguridad Alimentaria y Desarrollo Rural (PESA)	200.000.000.000
				• Otros Gastos	39.406.960.000
				- Programas y Proyectos	3.342.697.470
				• Recuperación de los Frigoríficos Inactivos	3.000.000.000
				• Mantenimiento y Conservación de la Capacidad Instalada de las Plantas de Silos	342.697.470
				- Otras Fuentes de Financiamiento	22.993.040.000

Rectificaciones al Presupuesto

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta Partida conforme a lo dispuesto en el Artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público	516.441.764.099
TOTAL PRESUPUESTO DE GASTOS	**69.326.522.616.247**

Capítulo III. Cuenta de Ahorro Inversión - Financiamiento de la República

CAPITULO III

CUENTA DE AHORRO- INVERSION - FINANCIAMIENTO DE LA REPUBLICA

Artículo 39: De conformidad con el artículo 12, en concordancia con el artículo 26 de la Ley Orgánica de Administración Financiera del Sector Público, y hasta tanto entre en vigencia la Ley del Marco Plurianual del Presupuesto, la cuenta de ahorro - inversión - financiamiento, para el Ejercicio Fiscal del año 2005, es la siguiente:

CUENTA AHORRO - INVERSION - FINANCIAMIENTO
(En bolívares)

	Conceptos		Monto
I	**Ingresos totales**		**54.558.076.409.988**
I.1	**Ingresos corrientes**		**54.558.076.409.988**
I.1.1	Petroleros		26.133.346.034.000
I.1.2	No petroleros		28.424.730.375.988
II	**Gastos totales**		**63.646.993.412.449**
II.1	**Gastos corrientes**		**48.318.041.140.169**
II.1.1	Intereses		9.697.795.167.275
II.1.2	Resto de los gastos corrientes		38.620.245.972.894
II.2	**Gastos de capital**		**15.328.952.272.280**
II.2.1	Gasto de capital de las gobernaciones y alcaldías		8.696.513.108.999
II.2.2	Resto del gasto de capital		6.632.439.163.281
	Superávit / (déficit) en cuenta corriente	= I.1 - II.1	6.240.035.269.819
	Superávit / (déficit) no petrolero	= I.1.2 - II	(35.222.263.036.461)
	Superávit / (déficit) primario	= I - (II - II.1.1)	608.878.164.814
	Superávit / (déficit) financiero	**= I - II**	**(9.088.917.002.461)**
	Superávit / (déficit) ordinario	= I - (II - II.2.2)	(2.456.477.839.180)
III	**Fuentes de Financiamiento**		**14.768.446.206.259**
III.1	Disminución de activos financieros		198.860.822.826
III.2	Incremento de pasivos financieros		14.569.585.383.433
IV	**Aplicaciones financieras**		**14.768.446.206.259**
IV.1	**Disminución de pasivos financieros**		**5.679.529.203.798**
IV.1.1	Amortización		5.209.054.877.440
IV.1.2	Disminución de otros pasivos		470.474.326.358
IV.2	**Resultado financiero**		**9.088.917.002.461**

ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

TITULO III

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

Artículo 40.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados de la República, sin Fines Empresariales, que a continuación se señalan:

Contraloría General de la República
Fundación Instituto de Altos Estudios de Control Fiscal y Auditoría de Estado "Gumersindo Torres" (COFAE)
Fundación para los Servicios de Salud y Previsión Social de la Contraloria General de la República (SERSACON).

Ministerio de Relaciones Exteriores
Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

Ministerio de Finanzas
Superintendencia de Bancos y Otras Instituciones Financieras
Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central
Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
Superintendencia de Seguros
Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles
Comisión Nacional de Valores (CNV)
Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)
Fondo de Crédito Industrial (FONCREI)
Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)
Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)
Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

Ministerio de la Defensa
Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)
Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)
Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)
Oficina Coordinadota de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)
Servicio Autónomo de Salud de la Fuerza Armada Nacional
Unidad Naval Coordinadora de los Servicios de Carenado, Reparación de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas (UCOCAR)
Fondo Autónomo de Inversiones y Previsión Socio-económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)
Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)
Oficina Coordinadota de Hidrografía y Navegación (OCHINA)
Oficina Coordinadota de Apoyo Marítimo de la Armada (OCAMAR)
Servicio Autonómo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)
Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)
Asociación Civil Club de Sub Oficiales Profesionales de las Fuerzas Armadas (CLUSOFA)
Fundación Proyecto País

Ministerio de Educación y Deportes
Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
Consejo Nacional de la Cultura (CONAC)
Instituto Nacional de Deporte (IND)
Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)
Instituto Universitario de Estudios Musicales
Academia Nacional de Ciencias Económicas
Academia Nacional de Ciencias Física, Matemáticas y Naturales
Academia Nacional de Ciencias Políticas y Sociales
Academia Nacional de la Historia
Academia Venezolana de la Lengua
Academia Nacional de la Medicina
Instituto Universitario de Teatro
Instituto del Patrimonio Cultural
Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón.
Compañía Nacional de Teatro
Fundación Orquesta Filarmónica Nacional
Instituto Universitario de Danza
Fundación Museo Jacobo Borges
Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez"
Fundación Biblioteca Ayacucho
Fundación de Edificaciones y Dotaciones Educativas (FEDE)
Fundación La Casa de Bello
Fundación Museo de Arte Contemporáneo de Caracas Sofia Imber
Fundación Vicente Emilio Sojo
Fundación Teresa Carreño
Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
Fundación Kuai-Mare del Libro Venezolano
Fundación Casa del Artista
Fundación Museo de Bellas Artes
Fundación Museo Alejandro Otero
Fundación de Etnomusicologia y Folklore
Fundación Museo de Ciencias
Fundación Museo Arturo Michelena
Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)
Fundación Cinemateca Nacional
Fundación Galería de Arte Nacional
Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
Fundación Bolivariana de Informática y Telemática (FUNDABIT)
Fundación Poliedro de Caracas
Fundación Centro Nacional de la Fotografía de Venezuela
Centro Nacional Autónomo de Cinematografia (CNAC)
Centro Nacional del Libro (CNL)
Academia Nacional de la Ingeniería y el Hábitat
Instituto Nacional de la Juventud

Ministerio del Trabajo
Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)
Instituto Venezolano de los Seguros Sociales (I.V.S.S.)

Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

Ministerio de Energía y Minas
Instituto Nacional de Geología y Minería (INGEOMIN)
Comisión Nacional de Energía Eléctrica (CNEE)
Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"
Fundación Oro Negro
Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)
Ente Nacional del Gas (ENAGAS)

Ministerio del Ambiente y de los Recursos Naturales
Instituto Nacional de Parques (INPARQUES)
Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)
Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y los Recursos Naturales (SAMARN)
Instituto Forestal Latinoamericano
Autoridad Única de Area Parque Nacional Archipiélago Los Roques
Fundación de Educación Ambiental
Fundación Laboratorio Nacional de Hidráulica
Fundación Nacional de Parques Zoológicos y Acuarios
Fundación Laboratorio Nacional de Productos Forestales
Instituto Geográfico de Venezuela "Simón Bolívar"

Procuraduría General de la República
Fundación Procuraduría

Ministerio del Interior y Justicia
Instituto Autónomo Caja de Trabajo Penitenciario
Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas
Fondo Nacional para Edificaciones Penitenciarias (FONEP)

Ministerio de la Producción y el Comercio
Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)
Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)
Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)
Instituto Nacional de Hipódromos (INH)
Servicio Autónomo de la Propiedad Intelectual (SAPI)
Servicio Nacional de Contrataciones (SENACON)
Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)
Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

Ministerio de Infraestructura
Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)
Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)
Fundación Fondo Nacional de Transporte Urbano (FONTUR)
Fundación Laboratorio Nacional de Vialidad
Fundación para el Equipamiento de Barrios (FUNDABARRIOS)
Fundación Pro-Patria 2000
Instituto Autónomo Aeropuerto Internacional de Maiquetía (I.A.A.I.M.)
Instituto Autónomo Ferrocarriles del Estado (IAFE)
Instituto Postal Telegráfico (IPOSTEL)

Instituto Nacional de Canalizaciones
Instituto Nacional de la Vivienda (INAVI)
Banco Nacional de Ahorro y Préstamo (BANAP)
Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)
Fondo Nacional de Desarrollo Urbano (FONDUR)
Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)
Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV)
Instituto Nacional de los Espacios Acuáticos e Insulares (INEA)
Instituto Nacional de Aviación Civil (I.N.A.C.)
Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)

Ministerio de Planificación y Desarrollo
Corporación de Desarrollo de la Región Central (CORPOCENTRO)
Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)
Corporación de Desarrollo de la Región de los Andes (CORPOANDES)
Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)
Corporación Venezolana de Guayana (C.V.G)
Fondo Intergubernamental para la Descentralización (FIDES)
Servicio Autónomo Sistema Nacional de Adiestramiento (SNA)
Instituto Nacional de Estadística (INE)
Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)
Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)
Fundación Escuela de Gerencia Social (FEGS)
Instituto Venezolano de Planificación (IVEPLAN)
Autoridad Única de Área para el Estado Vargas (AUAEV)
Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)

Ministerio de Ciencia y Tecnología
Instituto Nacional de Investigaciones Agrícolas (INIA)
Instituto Venezolano de Investigaciones Científicas (IVIC)
Fundación Venezolana de Promoción del Investigador (FVPI)
Centro Nacional de Tecnologías de Información (CNTI)
Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)
Fundación Instituto Internacional de Estudios Avanzados (IDEA)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)
Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)
Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)
Fundación Instituto Zuliano de Investigaciones Tecnológica (INZIT-CICASI)
Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)
Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)
Fundación Centro de Investigaciones de Astronomía Francisco J. Duarte (CIDA)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)
Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)
Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

Ministerio de Salud y Desarrollo Social
Hospital Universitario de Caracas (HUC)
Instituto Nacional del Menor (INAM)
Instituto Nacional de Nutrición (INN)
Instituto Nacional de Geriatría y Gerontología (INAGER)
Instituto Nacional de Higiene "Rafael Rangel" (INHRR)
Servicio de Elaboraciones Farmacéuticas (SEFAR)
Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)
Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)
Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)
Servicio Autónomo Instituto de Biomedicina
Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)
Fundación "José Félix Ribas" (FUNDARIBAS)
Fondo de Inversión Social de Venezuela (FONVIS)
Fundación del Estado para la Orquesta Nacional Juvenil de Venezuela (FESNOJIV)
Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indigena, Bolívar (CENASAI BOLIVAR)
Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"
Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)
Servicio Autónomo Fondo Nacional de Protección del Niño y del Adolescente
Instituto Nacional de la Mujer (INAMUJER)

Defensoría del Pueblo
Fundación Defensoría del Pueblo

Ministerio de Agricultura y Tierras
Procuraduría Agraria Nacional (PAN)
Servicio Autónomo de Sanidad Agropecuaria (SASA)
Instituto Nacional de la Pesca y Acuicultura (INAPESCA)
Instituto Nacional de Tierras (INTI)

Ministerio de Educación Superior
Colegio Universitario Francisco de Miranda
Colegio Universitario de Caracas
Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"
Colegio Universitario Cecilio Acosta, de Los Teques
Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)
Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano
Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco- Barquisimeto
Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital
Instituto Universitario de Tecnología Alonso Gamero, Coro
Instituto Universitario de Tecnología Agroindustrial Región Los Andes
Instituto Universitario de Tecnología de los Llanos
Instituto Universitario de Tecnología de Maracaibo
Instituto Universitario de Tecnología de Ejido
Instituto Universitario de Tecnología de Yaracuy
Instituto Universitario de Tecnología de Puerto Cabello
Instituto Universitario de Tecnología de Valencia
Instituto Universitario de Tecnología del Estado Trujillo
Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre
Instituto Universitario Experimental de Tecnología de La Victoria
Instituto Universitario de Tecnología de Cabimas

Instituto Universitario de Tecnología del Estado Portuguesa
Instituto Universitario de Tecnología de Cumaná
Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"
Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita
Instituto Universitario de Barlovento
Instituto Universitario de Tecnología de Caripito
Universidad del Zulia (LUZ)
Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)
Universidad de Oriente (UDO)
Universidad de Los Andes (ULA)
Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
Universidad Nacional Experimental Rafael María Baralt (UNERMB)
Universidad Nacional Experimental Simón Bolívar (USB)
Universidad Nacional Abierta (UNA)
Universidad Nacional Experimental de Guayana (UNEG)
Universidad Centroccidental Lisandro Alvarado (UCLA)
Universidad Pedagógica Experimental Libertador (UPEL)
Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
Universidad Nacional Experimental del Táchira (UNET)
Universidad Central de Venezuela (UCV)
Universidad de Carabobo (UC)
Universidad Nacional Experimental Simón Rodríguez (UNESR)
Universidad Nacional Experimental Francisco de Miranda (UNEFM)
Universidad Nacional Experimental del Yaracuy (UNEY)
Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)
Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)
Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)
Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)
Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"
Fundación Misión Sucre
Universidad Nacional Experimental Marítima del Caribe (UNEMC)
Instituto Universitario de Tecnología del Estado Apure
Instituto Universitario de Tecnología del Estado Barinas
Instituto Universitario de Tecnología del Estado Bolívar
Universidad Bolivariana de Venezuela (UBV)
Instituto Universitario de Tecnología La Fría

Ministerio de Comunicación e Información
Servicio Autónomo Radio Nacional de Venezuela
Servicio Autónomo Imprenta Nacional y Gaceta Oficial
Servicio Autónomo VENPRES

Ministerio para la Economía Popular
Instituto Nacional de Cooperación Educativa (INCE)
Instituto Autónomo Fondo Unico Social (IAFUS)
Fundación "Pueblo Soberano"
Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)
Fondo de Desarrollo Microfinanciero (FONDEMI)
Instituto Nacional de Desarrollo Rural (INDER)

Ministerio de Alimentación
Corporación Venezolana Agraria (CVA)

02
Contraloría General de la República

A0398

Fundación Instituto de Altos Estudios de
Control Fiscal y Auditoría de Estado
"Gumersindo Torres" (COFAE)

FUNDACIÓN INSTITUTO DE ALTOS ESTUDIOS DE CONTROL FISCAL Y AUDITORÍA DE ESTADO "GUMERSINDO TORRES" (COFAE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación fue creada mediante resolución del Contralor General de la República en fecha 01 de diciembre de 1997 publicada en la Gaceta Oficial N°. 36.347 del 03 de diciembre de 1997. Sus estatutos fueron reformados y autentificados en la Oficina Subalterna Cuarto Circuito del Municipio Libertador en fecha 12.08.2002, donde se pasa a llamar Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Gumersindo Torres".

Dicha Fundación tiene como objetivo principal la especialización, actualización y desarrollo de recursos humanos de alto nivel en auditoria y control de estado, capaces de ejercer eficazmente la vigilancia y fiscalización del patrimonio público, la administración del Sistema Nacional de Control y la promoción del fortalecimiento del Poder Ciudadano.

El financiamiento del presupuesto se deriva de transferencias de la Contraloría General de la República Bs. 400,0 millones, otros ingresos producto del subsidio al "Asociación Civil Parque Recreacional el Encantado" Bs. 974,0 millones, venta de bienes y servicios Bs. 2.183,3 millones, intereses por dinero en deposito Bs. 77,0 millones, recursos de capital Bs. 25,6 millones y financieros Bs. 15,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.634.317.628**
Transferencias para Financiar Gastos Corrientes	400.000.000
Contraloría General de la República	400.000.000
Ingresos por Actividades Propias	2.183.317.624
Venta de Bienes	45.000.000
Venta de Servicios	2.138.317.624
Otros Ingresos Corrientes	77.000.004
Ingresos de la Propiedad	77.000.004
Otros Ingresos	974.000.000
S0321 Asociación Civil Parque Recreacional El Encanto	974.000.000
Recursos de Capital	**25.616.742**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.616.742
Recursos Financieros	**14.990.000**
Activos Financieros	12.990.000
Disminución de Caja y Bancos	7.229.149
Disminución de Inversiones Temporales	5.760.851
Incremento de Patrimonio	2.000.000
TOTAL	**3.674.924.370**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.435.375.842**
Gastos de Consumo	3.433.275.842
Gastos de Personal	1.802.668.163
Materiales y Suministros	315.794.199
Servicios no Personales	1.260.037.476
Otros Gastos de Instituciones Descentralizadas	54.776.004
Depreciación y Amortización	25.616.742
Descuentos, Bonificaciones y Devoluciones	29.159.262
Otros Gastos Corrientes	2.100.000
Transferencias	2.100.000
Transferencias Corrientes al Sector Privado	2.100.000
Gastos de Capital	**222.548.528**
Activos Reales	212.548.528
Adquisición de Maquinarias y Demás Equipos	71.248.528
Estudios y Proyectos Para Inversión en Activo Fijo	90.000.000
Otros Activos Reales	51.300.000
Activos Intangibles	10.000.000
Aplicaciones Financieras	**17.000.000**
Pasivos Financieros	17.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	17.000.000
Disminución de Cuentas y Efectos a Pagar	17.000.000
Total	**3.674.924.370**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Capacitación Básica	Participante	4.410
En Sede	Participante	662
En Compañía	Participante	3.748
Capacitación Integral	Participante	190
En Sede	Participante	160
En Compañía	Participante	30

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**39**	**544.901.579**
Directivo	1	70.436.172
Profesional y Técnico	15	272.225.878
Administrativo	11	130.389.224
Obrero	12	71.850.305
Personal Fijo a Tiempo Parcial	**1**	**9.996.004**
Profesional y Técnico	1	9.996.004
Personal Contratado	**70**	**466.386.273**
Profesional y Técnico	7	108.669.780
Administrativo	4	25.329.372
Docente	42	240.215.493
Obrero	17	92.171.628
TOTAL	**110**	**1.021.283.856**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	2	10.022.520
IV	421.236 - 471.235		
V	471.236 - 521.235	42	240.215.493
VI	521.236 - 571.235	8	54.181.632
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	5	50.632.383
XIII	871.236 - 921.235	1	11.023.075
XIV	921.236 - 971.235	2	22.516.512
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	21	468.670.308
	TOTAL	**81**	**857.261.923**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	5	25.056.300
IV	421.236 - 471.235	20	107.882.525
V	471.236 - 521.235	1	6.095.436
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	15.838.968
IX	671.236 - 721.235		
X	721.236 - 771.235	1	9.148.704
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**29**	**164.021.933**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	1.590.210.112	212.458.051		**1.802.668.163**
4.02	244.794.199	71.000.000		**315.794.199**
4.03	472.415.154	787.622.322		**1.260.037.476**
4.04	128.298.528	94.250.000		**222.548.528**
4.06			17.000.000	**17.000.000**
4.07			2.100.000	**2.100.000**
4.08			54.776.004	**54.776.004**
TOTAL	**2.435.717.993**	**1.165.330.373**	**73.876.004**	**3.674.924.370**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Capacitación de Recursos Humanos, Publicaciones, Gestión Editorial y Cultural	2.435.717.993
02	Parque "Jesús David Garmendia"	1.165.330.373
99	Partidas no Asignables a Programas	73.876.004
	TOTAL	**3.674.924.370**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.802.668.163
4.02	Materiales y Suministros	315.794.199
4.03	Servicios no Personales	1.260.037.476
4.04	Activos Reales	222.548.528
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	17.000.000
4.07	Transferencias	2.100.000
4.08	Otros Gastos de Instituciones Descentralizadas	54.776.004
	TOTAL	**3.674.924.370**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.634.317.628**
Transferencias Para Financiar Gastos Corrientes	400.000.000
Del Sector Público	400.000.000
Contraloría General de la República	400.000.000
Recursos Ordinarios	400.000.000
Ingresos por Actividades Propias	2.183.317.624
Venta de Bienes	45.000.000
Libros y Revistas	45.000.000
Venta de Servicios	2.138.317.624
Servicios de Capacitación	2.138.317.624
Otros Ingresos Corrientes	77.000.004
Ingresos de la Propiedad	77.000.004
Intereses por Dinero en Depósitos	77.000.004
Otros Ingresos	974.000.000
S0321 Asociación Civil Parque Recreacional El Encantado	974.000.000
B. Gastos Corrientes	**3.435.375.842**
Gastos de Consumo	3.433.275.842
Gastos de Personal	1.802.668.163
Materiales y Suministros	315.794.199
Servicios no Personales	1.260.037.476
Otros Gastos de Instituciones Descentralizadas	54.776.004
Depreciación y Amortización	25.616.742
Descuentos, Bonificaciones y Devoluciones	29.159.262
Otros Gastos Corrientes	2.100.000
Transferencias	2.100.000
Transferencias Corrientes al Sector Privado	2.100.000
Donaciones a Personas	1.600.000
Subsidios a Entidades Deportivas y Recreativas	500.000
C. Resultado Económico : Ahorro / (Desahorro)	**198.941.786**
II. Cuenta Capital	
A. Recursos de Capital	**224.558.528**
Ahorro en la Cuenta Corriente	198.941.786
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	25.616.742
B. Gastos de Capital	**222.548.528**
Activos Reales	212.548.528
Adquisición de Maquinarias y Demás Equipos	71.248.528
Estudios y Proyectos Para Inversión en Activo Fijo	90.000.000
Otros Activos Reales	51.300.000
Activos Intangibles	10.000.000
C. Resultado Financiero : Superávit / (Déficit)	**2.010.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**17.000.000**
Activos Financieros	12.990.000
Disminución de Cajas y Bancos	7.229.149
Disminución de Inversiones Temporales	5.760.851
Incremento de Patrimonio	2.000.000
Superávit Financiero	2.010.000
B. Aplicaciones Financieras	**17.000.000**
Pasivos Financieros	17.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	17.000.000
Disminución de Cuentas y Efectos a Pagar	17.000.000

A0416

Fundación para los Servicios de Salud y Previsión Social de la Contraloria General de la República (SERSACON).

FUNDACIÓN PARA LOS SERVICIOS DE SALUD Y PREVISIÓN SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA (SERSACON)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para los Servicios de Salud de la Contraloría General de la República (SERSACON), se crea por disposición del Contralor General de la República según Resolución N° 01-00-115 de fecha 23.03.2004, publicada en la Gaceta Oficial N° 37.910 de fecha 31.03.2004, con el objeto de implementar los planes y ejecutar las actividades orientadas a garantizar la asistencia médica preventiva, ambulatoria y hospitalaria del personal de la Contraloría General de la República y de su grupo familiar así como su respectivo financiamiento dentro de los límites y términos que se establezcan al efecto.

En este sentido, la Fundación orientará sus actividades hacia la organización de su personal a fin de implantar la estructura más idónea con la cual poder cumplir su objetivo general, lo cual supone la realización de un cronograma de actividades de carácter operativo a ejecutarse durante todo el año.

El financiamiento de la Fundación proviene de las transferencias que se reciba de su órgano de adscripción, las cuales se utilizarán para cubrir los gastos que sean necesarios, así como para constituir una estructura financiera que permita en el mediano plazo minimizar la carga que pudiera representar la Fundación para el estado venezolano, atendiendo siempre a criterios de seguridad y liquidez.

En cuanto a la política en materia de gastos, la Fundación se administrará bajo los más estrictos criterios de austeridad que permitan un funcionamiento óptimo, sin sacrificios en la calidad del servicio que se pretende ofrecer.

Se prevé que este año la Fundación logre consolidar su funcionamiento, pero también la transición de la modalidad de los servicios de salud prestados al personal del Organismo y su grupo familiar, con el mismo o mejor nivel de calidad ofrecidos hasta ahora por las compañías de seguros contratadas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.078.000.000**
Transferencias para Financiar Gastos Corrientes	2.358.000.000
Contraloría General de la República	2.358.000.000
Otros Ingresos Corrientes	720.000.000
Ingresos de la Propiedad	720.000.000
Recursos de Capital	**30.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
Recursos Financieros	**2.047.000.000**
Activos Financieros	2.047.000.000
Disminución de Caja y Bancos	947.000.000
Venta de Inversiones Financieras	1.100.000.000
TOTAL	**5.155.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.655.000.000**
Gastos de Consumo	555.000.000
Gastos de Personal	269.000.000
Materiales y Suministros	22.000.000
Servicios no Personales	234.000.000
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	2.100.000.000
Transferencias	2.100.000.000
Transferencias Corrientes al Sector Privado	2.100.000.000
Aplicaciones Financieras	**2.500.000.000**
Activos Financieros	2.500.000.000
Adquisición de Inversiones Financieras	2.500.000.000
Total	**5.155.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Atención Médica Preventiva, Ambulatoria, y Hospitalaria	Persona Atendida	3.900

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**15**	**143.760.000**
Directivo	2	26.760.000
Profesional y Técnico	9	81.000.000
Administrativo	2	12.000.000
Médico	2	24.000.000
Personal Contratado	**2**	**48.000.000**
Profesional y Técnico	2	48.000.000
TOTAL	**17**	**191.760.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	2	12.000.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	9	81.000.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 -1.071.235		
XVII	1.071.236 - MAS	6	98.760.000
	TOTAL	**17**	**191.760.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	TOTAL
4.01	269.000.000		**269.000.000**
4.02	22.000.000		**22.000.000**
4.03	234.000.000		**234.000.000**
4.05		2.500.000.000	**2.500.000.000**
4.07		2.100.000.000	**2.100.000.000**
4.08	30.000.000		**30.000.000**
TOTAL	**555.000.000**	**4.600.000.000**	**5.155.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Apoyo Administrativo de los Servicios de Salud	555.000.000
02	Servicio Médico y Asistencia Social	4.600.000.000
	TOTAL	**5.155.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	269.000.000
4.02	Materiales y Suministros	22.000.000
4.03	Servicios no Personales	234.000.000
4.05	Activos Financieros	2.500.000.000
4.07	Transferencias	2.100.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
	TOTAL	**5.155.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.078.000.000**
Transferencias Para Financiar Gastos Corrientes	2.358.000.000
Contraloría General de la República	2.358.000.000
Recursos Ordinarios	2.358.000.000
Otros Ingresos Corrientes	720.000.000
Ingresos de la Propiedad	720.000.000
Intereses por Dinero en Depósitos	720.000.000
B. Gastos Corrientes	**2.655.000.000**
Gastos de Consumo	555.000.000
Gastos de Personal	269.000.000
Materiales y Suministros	22.000.000
Servicios no Personales	234.000.000
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	2.100.000.000
Transferencias	2.100.000.000
Transferencias Corrientes al Sector Privado	2.100.000.000
C. Resultado Económico : Ahorro/ (Desahorro)	**423.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**453.000.000**
Ahorro en la Cuenta Corriente	423.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	30.000.000
C. Resultado Financiero : Superávit / (Déficit)	**453.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**2.500.000.000**
Activos Financieros	2.047.000.000
Disminución de Cajas y Bancos	947.000.000
Ventas de Inversiones Financieras	1.100.000.000
Superávit Financiero	453.000.000
B. Aplicaciones Financieras	**2.500.000.000**
Activos Financieros	2.500.000.000
Adquisición de Inversiones Financieras	2.500.000.000

06

Ministerio de Relaciones Exteriores

A0170

Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS DIPLOMÁTICOS PEDRO GUAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Instituto de Altos Estudios Diplomáticos "Pedro Gual", tiene como objetivo fundamental, la formación académica del personal diplomático y consular venezolano, de acuerdo a lo establecido en el Decreto de creación N° 1.484 de fecha 28 de febrero de 1991. A tales efectos, a través de sus dos programas fundamentales: Formación e Investigación y Relaciones Interinstitucionales, atenderá para el próximo ejercicio fiscal los cursos y las labores de documentación e investigación, requeridas para cubrir las necesidades que tiene el país de preparar funcionarios, que participen en forma eficiente y eficaz en las relaciones diplomáticas.

Con la finalidad de apuntalar la gestión del Instituto, principalmente en lo que se refiere a intercambio interinstitucional, se ha programado para el año 2005, un número de convenios a suscribir y eventos a desarrollar con diversas Academias Diplomáticas y Universidades, tanto del país como en el exterior, estimándose un total de compromisos dirigidos a este fin. Igualmente, tiene previsto 58 cursos con la participación de 1.010 funcionarios del Ministerio de Relaciones Exteriores, 2 proyectos de investigación y 20 cursantes de postgrado, de los cuales se estima egresarán 15, esto se debe a que la mayoría de los participantes, culminan la escolaridad, pero no entregan el Trabajo de Grado, todo esto en vista de que el Instituto estima acondicionar 5 aulas de clases en el nuevo edificio que servirá de Sede para esta institución, ubicada en Santa Capilla; asimismo, este instituto estima crear un centro de análisis de asuntos internacionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**6.797.131.647**
Transferencias para Financiar Gastos Corrientes	6.726.131.647
Del Sector Público	6.726.131.647
Ingresos por Actividades Propias	42.868.807
Venta de Servicios	42.868.807
Otros Ingresos Corrientes	28.131.193
Ingresos de la Propiedad	28.131.193
Recursos de Capital	**28.326.473**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.326.473
Recursos Financieros	**320.000.000**
Activos Financieros	320.000.000
Disminución de Caja y Bancos	320.000.000
TOTAL	**7.145.458.120**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.745.458.120**
Gastos de Consumo	4.745.458.120
Gastos de Personal	3.308.669.090
Materiales y Suministros	120.725.304
Servicios no Personales	1.287.737.253
Otros Gastos de Instituciones Descentralizadas	28.326.473
Depreciación y Amortización	28.326.473
Gastos de Capital	**2.400.000.000**
Activos Reales	2.400.000.000
Obras de Infraestructura - Estudios y Proyectos	2.400.000.000
TOTAL	**7.145.458.120**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Formación y Especialización (Personal Diplomático y Consular)	Curso Participante	58 1.010
Proyectos de Investigación	Proyecto	2
Postgrado (Política Internacional)	Cursante	20
Establecer y Desarrollar Intercambios con Academias Diplomáticas y Universidades	Evento	20
Suscripción de Convenios Nacionales e Internacionales	Convenio	16

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**46**	**990.694.896**
Directivo	7	346.743.945
Profesional y Técnico	29	555.369.497
Administrativo	10	88.581.454
Personal Fijo a Tiempo Parcial	**224**	**146.675.000**
Docente	224	146.675.000
Personal Contratado	**3**	**35.040.000**
Empleado	3	35.040.000
TOTAL	**273**	**1.172.409.896**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	225	149.075.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	5.841.372
VI	521.236 - 571.235	3	19.750.116
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	15.940.884
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	1	9.826.500
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	3	35.040.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	38	936.936.024
	TOTAL	**273**	**1.172.409.896**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	1.507.640.696	1.146.353.933	654.674.461	3.308.669.090
4.02	120.725.304			120.725.304
4.03	975.799.574	226.023.679	85.914.000	1.287.737.253
4.04	2.400.000.000			2.400.000.000
4.08	28.326.473			28.326.473
TOTAL	**5.032.492.047**	**1.372.377.612**	**740.588.461**	**7.145.458.120**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	5.032.492.047
02	Formación e Investigación	1.372.377.612
03	Relaciones Interinstitucionales	740.588.461
	TOTAL	**7.145.458.120**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.308.669.090
4.02	Materiales y Suministros	120.725.304
4.03	Servicios no Personales	1.287.737.253
4.04	Activos Reales	2.400.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	28.326.473
	TOTAL	**7.145.458.120**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.797.131.647**
Transferencias Para Financiar Gastos Corrientes	6.726.131.647
Del Sector Público	6.726.131.647
De la Administración Central	6.726.131.647
Recursos Ordinarios	6.726.131.647
Ingresos por Actividades Propias	42.868.807
Venta de Servicios	42.868.807
Otros Ingresos Corrientes	28.131.193
Ingresos de la Propiedad	28.131.193
Otros Ingresos de la Propiedad	28.131.193
B. Gastos Corrientes	**4.745.458.120**
Gastos de Consumo	4.745.458.120
Gastos de Personal	3.308.669.090
Materiales y Suministros	120.725.304
Servicios no Personales	1.287.737.253
Otros Gastos de Instituciones Descentralizadas	28.326.473
Depreciación y Amortización	28.326.473
C. Resultado Económico : Ahorro/(Desahorro)	**2.051.673.527**
II. Cuenta Capital	
A. Recursos de Capital	**2.080.000.000**
Ahorro en la Cuenta Corriente	2.051.673.527
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.326.473
B. Gastos de Capital	**2.400.000.000**
Activos Reales	2.400.000.000
Obras de Infraestructura – Estudios y Proyectos	2.400.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(320.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**320.000.000**
Activos Financieros	320.000.000
Disminución de Caja y Bancos	320.000.000
B. Aplicaciones Financieras	**320.000.000**
Déficit Financiero	320.000.000

07
Ministerio de Finanzas

A0121

Superintendencia de Bancos y Otras Instituciones Financieras

SUPERINTENDENCIA DE BANCOS Y OTRAS INSTITUCIONES FINANCIERAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La política de cobertura de los servicios a prestar por la Superintendencia de Bancos y Otras Instituciones Financieras, estará orientará a:

- Realizar la supervisión del sistema financiero basado en el riesgo, a través del proceso de supervisión integral y la emisión de normas, que preserve los intereses de los depositantes y coadyuven a la estabilidad del Sistema Financiero.
- Difundir la información sobre el Sistema Financiero, que genere el Organismo en forma clara y transparente.
- Orientar a los Bancos y Otras Instituciones Financieras en materia bancaria y dictaminar sobre situaciones especiales, que puedan generarse por interpretaciones de las normas.
- Proporcionar al público en general, la atención integral, oportuna y efectiva en materia de denuncias, reclamos y consultas relacionadas con las operaciones del sistema bancario.
- Recibir, analizar y procesar la información financiera que requiera el Ministerio Público y demás órganos de investigación penal competentes, para prevenir la legitimación de capitales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**87.168.000.000**
Transferencias Para Financiar Gastos Corrientes	85.717.999.992
Del Sector Privado	85.717.999.992
Ingresos por Actividades Propias	40.000.008
Venta de Bienes	40.000.008
Otros Ingresos Corrientes	1.410.000.000
Ingresos de la Propiedad	1.410.000.000
Recursos de Capital	**3.839.651.236**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.839.651.236
Recursos Financieros	**4.140.256.999**
Activos Financieros	4.140.256.999
Disminución de Caja y Bancos	4.140.256.999
TOTAL	**95.147.908.235**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**62.338.347.837**
Gastos de Consumo	61.165.965.837
Gastos de Personal	47.366.108.601
Materiales y Suministros	1.312.269.000
Servicios no Personales	8.647.937.000
Otros Gastos de Instituciones Descentralizadas	3.839.651.236
Depreciación y Amortización	3.839.651.236
Otros Gastos Corrientes	1.172.382.000
Transferencias	1.172.382.000
Transferencias Corrientes al Sector Privado	1.126.382.000
Otras Transferencias	46.000.000
Gastos de Capital	**16.966.268.000**
Activos Reales	16.376.756.000
Repuestos y Reparaciones Mayores	15.400.000
Adquisición de Maquinarias y Demás Equipos	4.074.356.000
Conservaciones, Ampliaciones y Mejoras	2.180.000.000
Otros Activos Reales	10.107.000.000
Activos Intangibles	589.512.000
Aplicaciones Financieras	**15.843.292.398**
Activos Financieros	11.703.035.399
Incremento de Inversiones Temporales	11.703.035.399
Pasivos Financieros	4.140.256.999
Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.140.256.999
Disminución de Cuentas y Efectos a Pagar	4.140.256.999
TOTAL	**95.147.908.235**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Visitas de inspección	Informe	203
Visitas de inspección legal	Informe	57
Evaluación extra sitú	Oficio	755
Prevención de operaciones de carácter ilícito	Informe	862
Desarrollar e implementar herramientas y metodología, que permita la elaboración de informes de análisis basado en riesgo de las instituciones financieras	Informe	120
Auditoría de sistemas	Informe	40
Elaboración y emisión de normas	Resolución	17
Trámites y soluciones de denuncias y reclamos	Oficio	62.677

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**549**	**15.201.011.568**
Directivo	34	2.856.360.790
Profesional y Técnico	340	10.216.935.100
Administrativo	146	1.892.084.845
Obrero	29	235.630.833
Personal Contratado	**11**	**146.908.952**
Profesional y Técnico	11	146.908.952
TOTAL	**560**	**15.347.920.520**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	11	100.805.439
XI	771.236 - 821.235	12	114.345.818
XII	821.236 - 871.235	14	140.767.145
XIII	871.236 - 921.235	11	116.361.605
XIV	921.236 - 971.235	2	22.692.777
XV	971.236 - 1.021.235	13	154.301.351
XVI	1.021.236 - 1.071.235	6	75.231.562
XVII	1.071.236 - MAS	462	14.387.783.990
	TOTAL	**531**	**15.112.289.687**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	14	109.717.654
IX	671.236 - 721.235	15	125.913.179
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**29**	**235.630.833**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	25	1.026.382.000
Jubilado	9	345.781.864
Pensionado	16	680.600.136
TOTAL	**25**	**1.026.382.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	14.987.436.938	13.772.239.349	18.606.432.314		**47.366.108.601**
4.02	485.539.530	446.171.460	380.558.010		**1.312.269.000**
4.03	918.860.705	1.494.015.446	6.235.060.849		**8.647.937.000**
4.04			16.966.268.000		**16.966.268.000**
4.05				11.703.035.399	**11.703.035.399**
4.06				4.140.256.999	**4.140.256.999**
4.07	146.000.000		1.026.382.000		**1.172.382.000**
4.08			3.839.651.236		**3.839.651.236**
TOTAL	**16.537.837.173**	**15.712.426.255**	**47.054.352.409**	**15.843.292.398**	**95.147.908.235**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Control Superior	16.537.837.173
02	Dirección Técnica	15.712.426.255
03	Dirección Operativa	47.054.352.409
99	Partidas no Asignables a Programas	15.843.292.398
	TOTAL	**95.147.908.235**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	47.366.108.601
4.02	Materiales y Suministros	1.312.269.000
4.03	Servicios no Personales	8.647.937.000
4.04	Activos Reales	16.966.268.000
4.05	Activos Financieros	11.703.035.399
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.140.256.999
4.07	Transferencias	1.172.382.000
4.08	Otros Gastos de Instituciones Descentralizadas	3.839.651.236
	TOTAL	**95.147.908.235**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**87.168.000.000**
Transferencias Para Financiar Gastos Corrientes	85.717.999.992
Del Sector Privado y Público	85.717.999.992
De Instituciones Financieras Privadas	81.053.999.988
De Instituciones Financieras Públicas	4.664.000.004
Ingresos por Actividades Propias	40.000.008
Venta de Bienes	40.000.008
Ventas de Publicaciones	40.000.008
Otros Ingresos Corrientes	1.410.000.000
Ingresos de la Propiedad	1.410.000.000
Intereses por Dinero en Depósito	1.410.000.000
B. Gastos Corrientes	**62.338.347.837**
Gastos de Consumo	61.165.965.837
Gastos de Personal	47.366.108.601
Materiales y Suministros	1.312.269.000
Servicios no Personales	8.647.937.000
Otros Gastos de Instituciones Descentralizadas	3.839.651.236
Depreciación y Amortización	3.839.651.236
Otros Gastos Corrientes	1.172.382.000
Transferencias	1.172.382.000
Transferencias Corrientes al Sector Privado	1.126.382.000
Pensiones y Jubilaciones	1.026.382.000
Donaciones a Personas	100.000.000
Otras Transferencias a Organismos Internacionales	46.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**24.829.652.163**
II. Cuenta Capital	
A. Recursos de Capital	**28.669.303.399**
Ahorro en la Cuenta Corriente	24.829.652.163
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.839.651.236
B. Gastos de Capital	**16.966.268.000**
Activos Reales	16.376.756.000
Repuestos y Reparaciones Mayores	15.400.000
Adquisición de Maquinarias y Demás Equipos	4.074.356.000
Conservaciones, Ampliaciones y Mejoras	2.180.000.000
Otros Activos Reales	10.107.000.000
Activos Intangibles	589.512.000
C. Resultado Financiero: Superávit / (Déficit)	**11.703.035.399**
III. Cuenta Financiera	
A. Recursos Financieros	**15.843.292.398**
Activos Financieros	4.140.256.999
Disminución de Cajas y Bancos	4.140.256.999
Superávit Financiero	11.703.035.399
B. Aplicaciones Financieras	**15.843.292.398**
Activos Financieros	11.703.035.399
Incremento de Inversiones Temporales	11.703.035.399
Pasivos Financieros	4.140.256.999
Servicio de la Deuda y Disminución de Otros Pasivos	4.140.256.999
Disminución de Cuentas y Efectos a Pagar	4.140.256.999

A0122

Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

SERVICIO AUTÓNOMO DE PRESTACIONES SOCIALES DE LOS ORGANISMOS DE LA ADMINISTRACIÓN CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Fondo de Prestaciones de los Organismos de la Administración Central, en el marco del las políticas internas del Ministerio de Finanzas, le corresponde asegurar el pago de las prestaciones sociales e intereses (fideicomiso), al personal empleado, obrero y docente egresado de los diferentes organismos que integran la Administración Central, conforme a las disposiciones contenidas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Leyes Especiales de igual naturaleza y Contratación Colectiva.

El Servicio Autónomo, atenderá el pago de las prestaciones sociales e intereses, al personal empleado, obrero y docente que han terminado su relación laboral y cuya liquidación y trámite para el pago de las mismas, se encuentra pendiente en el Organismo del cual egreso el trabajador. Asimismo, gestionará la liberación de los recursos correspondientes a fideicomisos laborales, aperturados en los diferentes entes financieros, a fin de garantizar que el servidor público disponga del monto de sus prestaciones sociales oportunamente, una vez que haya egresado de la Administración Pública.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**150.708.400.000**
Transferencias Para Financiar Gastos Corrientes	150.708.400.000
Del Sector Público	150.708.400.000
Recursos Financieros	**14.741.401.122**
Pasivos Financieros	14.741.401.122
Incremento de Cuentas y Efectos a Pagar	14.741.401.122
TOTAL	**165.449.801.122**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**150.708.400.000**
Gastos de Consumo	150.708.400.000
Gastos de Personal	150.708.400.000
Aplicaciones Financieras	**14.741.401.122**
Activos Financieros	14.741.401.122
Incremento de Caja y Bancos	14.741.401.122
TOTAL	**165.449.801.122**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Cancelación de Prestaciones Sociales y Otras Indemnizaciones a Empleados, Obreros y Docentes de la Administración Central	Bolívar	150.708.400.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	150.708.400.000		**150.708.400.000**
4.05		14.741.401.122	**14.741.401.122**
TOTAL	**150.708.400.000**	**14.741.401.122**	**165.449.801.122**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración del Fondo de Prestaciones Sociales	150.708.400.000
99	Partidas no Asignables a Programas	14.741.401.122
	TOTAL	**165.449.801.122**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	150.708.400.000
4.05	Activos Financieros	14.741.401.122
	TOTAL	**165.449.801.122**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**150.708.400.000**
Transferencias Para Financiar Gastos Corrientes	150.708.400.000
Del Sector Público	150.708.400.000
De la Administración Central	150.708.400.000
Recursos Ordinarios	150.708.400.000
B. Gastos Corrientes	**150.708.400.000**
Gastos de Consumo	150.708.400.000
Gastos de Personal	150.708.400.000
C. Resultado Económico: Equilibrado	
II. Cuenta Capital	
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**14.741.401.122**
Pasivos Financieros	14.741.401.122
Incremento de Cuentas y Efectos a Pagar	14.741.401.122
B. Aplicaciones Financieras	**14.741.401.122**
Activos Financieros	14.741.401.122
Incremento de Caja y Bancos	14.741.401.122

A0123

Servicio Nacional Integrado de Administración
Aduanera y Tributaria (SENIAT)

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACIÓN ADUANERA Y TRIBUTARIA (SENIAT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El SENIAT para el año 2005, contribuirá como institución en el logro de los objetivos de las políticas de corto, mediano y largo plazo del Estado Venezolano, en cuanto a promover la estabilidad económica de la Nación y alcanzar la sostenibilidad fiscal. En tal sentido, la acción de gobierno para la administración aduanera y tributaria correspondiente al citado ejercicio fiscal, se enfocará en incrementar los ingresos fiscales internos no petroleros, dar continuidad al plan de acción emprendido en el año 2003 denominado "Evasión Cero" y proseguir con la lucha contra el contrabando e ilícitos aduaneros, apoyados en la continua modernización del sistema aduanero venezolano.

Con tales premisas, la elaboración del documento presupuestario se fundamentó en la política emblemática del servicio materializada en el Plan de "Evasión Cero", la cual alinea y compromete a toda la organización, desde el nivel directivo hasta el nivel operativo, para dar cumplimiento al Plan de Desarrollo Económico y Social de la Nación 2001-2007, reducir la dependencia del ingreso petrolero mediante la disminución de la evasión y elusión fiscal.

A tales fines, la gestión del SENIAT estará orientada a:

- Mejorar la percepción de los ciudadanos, acerca de la misión y visión y de la capacidad de respuesta de la administración tributaria.
- Inducir al cumplimiento voluntario de las obligaciones tributarias, mediante programas de divulgación masivos.
- Fortalecer los dispositivos de control interno, para dar mayor transparencia a la administración de los recursos aprobados al servicio.
- Invertir en el mejoramiento y actualización de las competencias y habilidades del recurso humano, con énfasis en las áreas novedosas que hayan dado un excelente resultado.
- Adoptar medidas para la auditoria e incautación de sistemas informáticos, en los casos en que existan indicios de defraudación tributaria.
- Iniciar fiscalizaciones puntuales y selectivas, orientadas a sancionar el fraude tributario.
- Continuar las acciones penales contra las empresas que hayan incurrido en fraude tributario.
- Ejecutar judicialmente los créditos tributarios contenidos en actos administrativos definitivamente firmes y a favor de la República, en los casos en que se haya agotado la gestión de cobro administrativo.
- Solicitar la adopción de medidas cautelares (embargo preventivo), en los juicios contenciosos (casos en que se presuma exista riesgo manifiesto respecto a la percepción de los créditos tributarios a favor de la República).
- Promover en todas las dependencias del SENIAT, acciones dirigidas a acrecentar la imagen corporativa, estimular el espíritu de cuerpo y sentido de pertenencia, con el fin de elevar el desempeño ético del funcionario.

El Plan Operativo del SENIAT para año 2005, recoge programas, proyectos y procesos comprometidos y dirigidos a lograr las metas de recaudación proyectadas, destacándose las siguientes acciones en las áreas funcionales más relevantes del ente:

- Consolidar la modernización de las aduanas, con el fin de facilitar el proceso de tributación en la nacionalización de las mercancías y mejorar la recaudación por este concepto. Así mismo, se le dará continuidad a la política tendente a enfrentar el contrabando en todos sus niveles y modalidades.

- Actualizar, desarrollar y adquirir nuevas tecnologías, para garantizar la continuidad de las operaciones y apoyar el desarrollo administrativo del servicio.

- Fortalecer la gestión de cobranza, a través de la aplicación de un subsistema de control articulado a los procesos de recaudación, fiscalización y sumario; implantación de los procedimientos integrados e inicio del redimensionamiento del proceso de atención personalizada a los morosos con la República.

- Fortalecer el riesgo subjetivo, como elemento de estímulo al cumplimiento voluntario de las obligaciones tributarias. Además, permitir el rediseño de acciones fiscalizadoras inteligentes, en sectores donde la evasión y elusión fiscal son más significativas, con el fin de superar la meta de recaudación.

- Articular y armonizar la reforma del sistema tributario venezolano con la incorporación de nuevas leyes como son la Ley sobre Comercio Electrónico, Ley sobre Legitimación de Actos Públicos, Ley de Impuesto sobre Juegos de Azar, con lo cual se logrará alcanzar capacidades contributivas que actualmente no están siendo gravadas con tributos.

- Establecer y masificar el sistema de declaración y pago electrónico vía internet, con la finalidad de hacer más efectivo el sistema de recaudación y de obtener información rápida y precisa de los contribuyentes y así estar en capacidad de efectuar un mejor seguimiento sobre los mismos.

- Desarrollar un sistema que integre en una sola base de datos, toda la información interna y externa (censos, impuestos municipales, entre otros) de cada contribuyente, y que realice todas las funciones necesarias de recaudación, cobranza, fiscalización y los aspectos jurídicos de los impuestos administrados por el SENIAT. También, se incorporará a esta base de datos, el Sistema Aduanero Automatizado - SIDUNEA, para mostrar una información global de los contribuyentes.

- Continuar con el Proyecto de Modernización de la Administración Tributaria, en lo referente al desarrollo institucional de las áreas funcionales como son los tributos internos, comercio exterior, atención al ciudadano y tecnología de la información.

- Poner en marcha un sistema continuo de evaluación del desempeño, apoyado en el manual de descripciones de cargos, para tomar decisiones acertadas relativas a la capacitación y adiestramiento de los funcionarios y la formulación de planes de carrera.

- Mejorar las condiciones socio-económicas del cuerpo social del SENIAT, con énfasis en los niveles y escalas de sueldos, continuando con la política de adecuación de los beneficios al personal, en lo que respecta a seguro de hospitalización, cirugía y maternidad, bonos contractuales y programas de ayudas económicas, viviendas, cupones de alimentación, deporte, cultura y recreación, becas, útiles escolares, juguetes, guardería y preescolar, entre otras.

- Iniciar la construcción de la infraestructura física que servirá para el funcionamiento de las nuevas aduanas que serán creadas como consecuencia del ingreso del País al MERCOSUR y de la celebración de otros convenios en materia de comercio internacional e integración regional, de suma importancia para el desarrollo económico nacional. Para ello, el SENIAT tiene previsto realizar una fuerte inversión de capital y el desarrollo de una gran capacidad logística y de ingeniería que le permita cumplir en el corto plazo su correspondiente contraparte en estos convenios.

- Fomentar la cultura y la educación tributaria en los ciudadanos, con la presencia continua de los funcionarios en las calles, centros comerciales y medios de comunicación.

- Desplegar un intenso esfuerzo de concienciación en la población, y particularmente en los comerciantes, industriales y contribuyentes especiales, para que cumplan con sus deberes tributarios y de esta manera reducir la evasión fiscal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.084.195.087.826**
Transferencias Para Financiar Gastos Corrientes	829.312.497.826
Del Sector Público	829.312.497.826
Ingresos por Actividades Propias	252.359.000.000
Ingresos no Tributarios	252.359.000.000
Otros Ingresos Corrientes	2.523.590.000
Ingresos de la Propiedad	2.523.590.000
Recursos de Capital	**44.000.000.000**
Transferencias Para Financiar Gastos de Capital	40.000.000.000
Del Sector Público	40.000.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.000.000.000
Recursos Financieros	**50.000.000.000**
Activos Financieros	50.000.000.000
Disminución de Caja y Bancos	25.000.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	25.000.000.000
TOTAL	**1.178.195.087.826**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.025.838.187.826**
Gastos de Consumo	1.003.435.993.915
Gastos de Personal	696.574.702.826
Materiales y Suministros	32.000.000.000
Servicios no Personales	270.861.291.089
Otros Gastos de Instituciones Descentralizadas	4.000.000.000
Depreciación y Amortización	4.000.000.000
Otros Gastos Corrientes	22.402.193.911
Transferencias	22.402.193.911
Transferencias Corrientes al Sector Privado	22.402.193.911
Gastos de Capital	**112.356.900.000**
Activos Reales	107.993.681.890
Repuestos y Reparaciones Mayores	51.456.494.876
Adquisición de Maquinarias y Demás Equipos	28.494.222.838
Obras de Infraestructuras - Estudios y Proyectos	633.085.848

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Estudios y Proyectos Para Inversión en Activo Fijo	200.036.902
Conservaciones, Ampliaciones y Mejoras	18.530.846.525
Otros Activos Reales	8.678.994.901
Activos Intangibles	4.363.218.110
Aplicaciones Financieras	**40.000.000.000**
Pasivos Financieros	40.000.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	40.000.000.000
Disminución de Cuentas y Efectos a Pagar	11.397.887.431
Disminución de Otros Pasivos Circulantes	1.250.000.000
Disminución de Otros Pasivos no Circulantes	27.352.112.569
TOTAL	**1.178.195.087.826**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Impuesto Sobre la Renta	Millones de Bs.	6.379.268
- Otras Actividades	Millones de Bs.	5.392.957
- Otras Filiales PDVSA	Millones de Bs.	986.311
Impuesto al Valor Agregado (IVA)	Millones de Bs.	14.647.635
Otras Rentas Internas	Millones de Bs.	1.258.841
- Licores	Millones de Bs.	377.253
- Cigarrillos	Millones de Bs.	665.438
- Timbre Fiscal	Millones de Bs.	150.672
- Sucesiones y Donaciones	Millones de Bs.	55.421
- Fósforos	Millones de Bs.	1.370
- Apuestas Lícitas (Bingos y Casinos)	Millones de Bs.	8.687
Renta Aduanera	Millones de Bs.	3.112.430
- Impuesto de Importación	Millones de Bs.	2.860.071
- Tasa por Servicios de Aduana	Millones de Bs.	252.359
Impuesto al Débito Bancario (extendido)	Millones de Bs.	1.927.124

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**8.871**	**183.110.471.443**
Directivo	264	13.152.928.546
Profesional y Técnico	6.921	148.938.831.439
Administrativo	1.686	21.018.711.458
Personal Contratado	**1.297**	**30.339.350.595**
Administrativo	1.297	30.339.350.595
TOTAL	**10.168**	**213.449.822.038**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	266	1.794.809.712
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	1.412	13.496.402.928
XII	821.236 - 871.235	28	288.661.632
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1.287	15.506.530.392
XVI	1.021.236 - 1.071.235	8	98.687.976
XVII	1.071.236 - MAS	7.167	182.264.729.398
	TOTAL	**10.168**	**213.449.822.038**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**570**	**20.499.843.903**
Jubilado	522	19.306.834.346
Pensionado	48	1.193.009.557
TOTAL	**570**	**20.499.843.903**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	108.509.904.164	28.425.168.374	236.906.882.270	102.786.723.894
4.02	3.624.443.389	14.548.535.096	6.128.171.162	6.076.468.042
4.03	75.086.137.487	69.110.096.418	24.074.161.688	70.863.850.332
4.04	11.662.828.918	92.863.415.767	4.134.208.480	3.314.457.557
4.06				
4.07	1.405.350.008			
4.08				
TOTAL	**200.288.663.966**	**204.947.215.655**	**271.243.423.600**	**183.041.499.825**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	99	TOTAL
4.01	217.524.346.723	2.421.677.401		**696.574.702.826**
4.02	1.126.829.748	495.552.563		**32.000.000.000**
4.03	6.333.054.909	393.990.255	25.000.000.000	**270.861.291.089**
4.04	339.862.559	42.126.719		**112.356.900.000**
4.06			40.000.000.000	**40.000.000.000**
4.07	20.996.843.903			**22.402.193.911**
4.08			4.000.000.000	**4.000.000.000**
TOTAL	**246.320.937.842**	**3.353.346.938**	**69.000.000.000**	**1.178.195.087.826**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	200.288.663.966
02	Servicios Comunes	204.947.215.655
03	Servicios de Tributación Interna	271.243.423.600
04	Servicios de Aduanas	183.041.499.825
05	Servicios de Bienestar Socio-económico	246.320.937.842
06	Servicios de Educación Tributaria y Asistencia al Contribuyente	3.353.346.938
99	Partidas no Asignables a Programas	69.000.000.000
	TOTAL	**1.178.195.087.826**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	696.574.702.826
4.02	Materiales y Suministros	32.000.000.000
4.03	Servicios no Personales	270.861.291.089
4.04	Activos Reales	112.356.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	40.000.000.000
4.07	Transferencias	22.402.193.911
4.08	Otros Gastos de Instituciones Descentralizadas	4.000.000.000
	TOTAL	**1.178.195.087.826**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.084.195.087.826**
Transferencias Para Financiar Gastos Corrientes	829.312.497.826
Del Sector Público	829.312.497.826
De la Administración Central	829.312.497.826
Recursos Ordinarios	415.393.359.564
Otras Fuentes de Financiamiento	370.583.363.262
Programas y Proyectos	43.335.775.000
Financiamiento del Proyecto Rayos X, Aduana	43.000.000.000
Proyecto de Modernización SENIAT III	335.775.000
Ingresos por Actividades Propias	252.359.000.000
Ingresos no Tributarios	252.359.000.000
Tasas de Aduana	252.359.000.000
Otros Ingresos Corrientes	2.523.590.000
Ingresos de la Propiedad	2.523.590.000
Intereses por Dinero en Depósito	2.523.590.000
B. Gastos Corrientes	**1.025.838.187.826**
Gastos de Consumo	1.003.435.993.915
Gastos de Personal	696.574.702.826
Materiales y Suministros	32.000.000.000
Servicios no Personales	270.861.291.089
Otros Gastos de Instituciones Descentralizadas	4.000.000.000
Depreciación y Amortización	4.000.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Otros Gastos Corrientes	22.402.193.911
Transferencias	22.402.193.911
Transferencias Corrientes al Sector Privado	22.402.193.911
Pensiones	1.193.009.557
Jubilaciones	19.306.834.346
Donaciones a Personas	665.000.000
Otras Transferencias Corrientes Internas al Sector Privado	1.237.350.008
C. Resultado Económico : Ahorro/(Desahorro)	**58.356.900.000**
II. Cuenta Capital	
A. Recursos de Capital	**102.356.900.000**
Ahorro en la Cuenta Corriente	58.356.900.000
Transferencias Para Financiar Gastos de Capital	40.000.000.000
Del Sector Público	40.000.000.000
De la Administración Central	40.000.000.000
Otras Fuentes de Financiamiento	40.000.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.000.000.000
B. Gastos de Capital	**112.356.900.000**
Activos Reales	107.993.681.890
Repuestos y Reparaciones Mayores	51.456.494.876
Adquisición de Maquinarias y Demás Equipos	28.494.222.838
Obras de Infraestructura	633.085.848
Estudios y Proyectos Para Inversión en Activo Fijo	200.036.902
Conservaciones, Ampliaciones y Mejoras	18.530.846.525
Otros Activos Reales	8.678.994.901
Activos Intangibles	4.363.218.110
C. Resultado Financiero : Superávit / (Déficit)	**(10.000.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**50.000.000.000**
Activos Financieros	50.000.000.000
Disminución de Caja y Bancos	25.000.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	25.000.000.000
B. Aplicaciones Financieras	**50.000.000.000**
Pasivos Financieros	40.000.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	40.000.000.000
Disminución de Cuentas y Efectos a Pagar	11.397.887.431
Disminución de Otros Pasivos Circulantes	1.250.000.000
Disminución de Otros Pasivos no Circulantes	27.352.112.569
Déficit Financiero	10.000.000.000

A0131
Superintendencia de Seguros

SUPERINTENDENCIA DE SEGUROS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo fundamental de la Superintendencia de Seguros es la inspección, supervisión, vigilancia, fiscalización, regulación y control de la actividad aseguradora y en especial de las empresas de seguros y reaseguros constituidas en el país, de los productores de seguros, de los ajustadores de pérdidas, de los peritos avaluadores, de los inspectores de riesgos, de las sociedades de corretaje de reaseguros y de las representaciones de las empresas de reaseguros constituidas en el exterior.

El documento presupuestario se elaboró considerando la aplicación de la tasa máxima de 0,30%, sobre las primas netas que estiman cobrar las Empresas de Seguros para el Ejercicio Fiscal 2005, de acuerdo a lo establecido en el Artículo 24 de la Ley de Empresas de Seguros y Reaseguros de 1994, publicada en la Gaceta Oficial de la República de Venezuela No. 4.822 Extraordinario del 23-12-1994. De las proyecciones del departamento de estadísticas de este Servicio, las primas netas a cobrar por las Empresas de seguros estarán por el orden de los 4,3 billones de bolívares, recaudando aproximadamente 13 millardos de bolívares por concepto de Aporte Especial.

Es importante resaltar, que como consecuencia de la suspensión de los efectos del Decreto con Fuerza de Ley de Empresas de Seguros y Reaseguros del año 2001, por una medida cautelar dictada por el Tribunal Supremo de Justicia, en agosto del 2002, publicada el 7 de noviembre del mismo año, en la Gaceta Oficial de la República Bolivariana de Venezuela No. 37.565 y la restitución de la Ley de Empresas de Seguros y Reaseguros de 1994, la Superintendencia disminuyó considerablemente la base de aplicación y tasa de recaudación del Aporte Especial a recibir para los años 2003, 2004 y 2005.

En este sentido, la Superintendencia de Seguros está a la expectativa de la aprobación de una nueva Ley de Seguros y Reaseguros por la Asamblea Nacional, lo que permitiría aplicar los porcentajes de cobro del Aporte Especial, de acuerdo a los parámetros establecidos en el suspendido Decreto con Fuerza de Ley del 2001, fijado entre un mínimo del 0,20% y un máximo del 1,50%, aplicado sobre una base más amplia de aportantes (compañías de seguros, reaseguros, de corretaje de seguros y de reaseguros y financiadoras de primas), para así mejorar la recaudación y cubrir el déficit que presenta el presupuesto del año 2005.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**15.890.000.000**
Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
Otros Ingresos Corrientes	13.890.000.000
Ingresos por Aportes y Contribuciones	13.390.000.000
Ingresos de la Propiedad	500.000.000
Recursos de Capital	**220.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	220.000.000
Recursos Financieros	**6.139.996.916**
Activos Financieros	737.838.009
Disminución de Caja y Bancos	737.838.009
Pasivos Financieros	5.402.158.907
Incremento de Cuentas y Efectos a Pagar	5.402.158.907
TOTAL	**22.249.996.916**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**21.771.646.916**
Gastos de Consumo	21.771.646.916
Gastos de Personal	20.361.064.859
Materiales y Suministros	250.672.000
Servicios no Personales	939.910.057
Otros Gastos de Instituciones Descentralizadas	220.000.000
Depreciación y Amortización	220.000.000
Gastos de Capital	**478.350.000**
Activos Reales	418.350.000
Repuestos y Reparaciones Mayores	56.100.000
Adquisición de Maquinarias y Demás Equipos	302.250.000
Obras de Infraestructuras - Estudios y Proyectos	10.000.000
Otros Activos Reales	50.000.000
Activos Intangibles	60.000.000
TOTAL	**22.249.996.916**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Empresas de seguros	Inspección	47
Empresas de reaseguros	Inspección	4
Sociedades de corretaje de seguros	Inspección	100
Sociedades de corretaje de reaseguros	Inspección	10
Inspecciones generales	Inspección	311

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**173**	**2.997.284.171**
Directivo	21	714.963.927
Profesional y Técnico	110	1.949.286.850
Administrativo	42	333.033.394
Personal Contratado	**58**	**575.000.000**
Profesional y Técnico	15	305.000.000
Administrativo	10	130.000.000
Obrero	33	140.000.000
TOTAL	**231**	**3.572.284.171**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.740.976
II	321.236 - 371.235	3	12.029.305
III	371.236 - 421.235	5	23.874.998
IV	421.236 - 471.235		
V	471.236 - 521.235	3	17.404.236
VI	521.236 - 571.235	4	26.571.924
VII	571.236 - 621.235	5	34.770.780
VIII	621.236 - 671.235	15	119.683.092
IX	671.236 - 721.235	3	24.866.100
X	721.236 - 771.235	19	170.748.312
XI	771.236 - 821.235	19	177.725.576
XII	821.236 - 871.235	8	81.608.280
XIII	871.236 - 921.235	3	31.870.692
XIV	921.236 - 971.235	3	33.586.728
XV	971.236 - 1.021.235	2	23.769.612
XVI	1.021.236 - 1.071.235	1	12.838.572
XVII	1.071.236 - MAS	104	2.637.194.988
	TOTAL	**198**	**3.432.284.171**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	24	93.392.000
III	371.236 - 421.235	5	24.000.000
IV	421.236 - 471.235	4	22.608.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**33**	**140.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Control y Fiscalización de Empresas de Seguros y Reaseguros	22.249.996.916
	TOTAL	**22.249.996.916**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	20.361.064.859
4.02	Materiales y Suministros	250.672.000
4.03	Servicios no Personales	939.910.057
4.04	Activos Reales	478.350.000
4.08	Otros Gastos de Instituciones Descentralizadas	220.000.000
	TOTAL	**22.249.996.916**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.890.000.000**
Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
De la Administración Central	2.000.000.000
Recursos Ordinarios	2.000.000.000
Otros Ingresos Corrientes	13.890.000.000
Ingresos por Aportes y Contribuciones	13.390.000.000
Aporte de las Empresas de Seguros	13.390.000.000
Ingresos de la Propiedad	500.000.000
Intereses por Dinero en Depósitos	500.000.000
B. Gastos Corrientes	**21.771.646.916**
Gastos de Consumo	21.771.646.916
Gastos de Personal	20.361.064.859
Materiales y Suministros	250.672.000
Servicios no Personales	939.910.057
Otros Gastos de Instituciones Descentralizadas	220.000.000
Depreciación y Amortización	220.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**(5.881.646.916)**
II. Cuenta Capital	
A. Recursos de Capital	**(5.661.646.916)**
Desahorro en la Cuenta Corriente	(5.881.646.916)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	220.000.000
B. Gastos de Capital	**478.350.000**
Activos Reales	418.350.000
Repuestos y Reparaciones Mayores	56.100.000
Adquisición de Maquinarias y Demás Equipos	302.250.000
Obras de Infraestructura	10.000.000
Otros Activos Reales	50.000.000
Activos Intangibles	60.000.000
C. Resultado Financiero: Superávit / (Déficit)	**(6.139.996.916)**
III. Cuenta Financiera	
A. Recursos Financieros	**6.139.996.916**
Activos Financieros	737.838.009
Disminución de Caja y Bancos	737.838.009
Pasivos Financieros	5.402.158.907
Incremento de Cuentas y Efectos a Pagar	5.402.158.907
B. Aplicaciones Financieras	**6.139.996.916**
Déficit Financiero	6.139.996.916

A0145
Comisión Nacional de Casinos, Salas de Bingo
y Máquinas Traganíqueles

COMISIÓN NACIONAL DE CASINOS, SALAS DE BINGO Y MÁQUINAS TRAGANÍQUELES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Durante el ejercicio fiscal 2005, el ente persigue la expansión en el ámbito nacional, para lograr una eficiente capacidad operativa, que conlleve al cumplimiento de los objetivos enmarcados dentro de las atribuciones y competencias que tiene asignada esta Comisión Nacional, conforme a las disposiciones contenidas en la Ley para el Control de los Casinos, Salas de Bingo y Máquinas Traganíqueles.

A tal fin, se orientarán esfuerzos en el logro de la consolidación del sector de casinos y bingos, el fortalecimiento institucional, la fiscalización en lo concerniente a la vigilancia, supervisión y control de las actividades relacionadas con el funcionamiento de los establecimientos dedicados a la explotación del juego, regulados por la Ley que les compete. Igualmente, dar cumplimiento a la recaudación de tributos, derivados de las obligaciones tributarias con el Fisco Nacional, por parte de las empresas licenciatarias debidamente autorizadas por esta Comisión Nacional y por decisión de Tribunales Administrativos.

Todo ello, para estar insertos en las políticas del Ejecutivo Nacional y de esta manera contribuir con la generación de empleos directos e indirectos en el sector, la promoción e inversión de capitales con un marco legal sólido, que afiance la política de desarrollo del país y el equilibrio social, desarrollando actividades dirigidas a la atención de las clases más necesitadas, contando con la participación activa y protagónica de las empresas licenciatarias.

Se mantiene la expectativa en lo atinente a la aprobación de la reforma del Proyecto de la Ley para el Control de Casinos, Salas de Bingo y Máquinas Traganíqueles, por parte de la Asamblea Nacional, situación que generaría un incremento considerable en las metas de recaudación de ingresos al Fisco Nacional y del autofinanciamiento definitivo de la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.444.342.000**
Transferencias Para Financiar Gastos Corrientes	1.102.342.000
Del Sector Privado	1.102.342.000
Otros Ingresos Corrientes	342.000.000
Ingresos de la Propiedad	42.000.000
Otros Ingresos Diversos	300.000.000
Recursos de Capital	**19.200.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.200.000
Recursos Financieros	**168.000.000**
Activos Financieros	68.000.000
Disminución de Caja y Bancos	68.000.000
Pasivos Financieros	100.000.000
Incremento de Cuentas y Efectos a Pagar	100.000.000
TOTAL	**1.631.542.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.584.642.000**
Gastos de Consumo	1.574.642.000
Gastos de Personal	1.301.642.000
Materiales y Suministros	63.800.000
Servicios no Personales	190.000.000
Otros Gastos de Instituciones Descentralizadas	19.200.000
Depreciación y Amortización	19.200.000
Otros Gastos Corrientes	10.000.000
Transferencias	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Gastos de Capital	**36.900.000**
Activos Reales	34.900.000
Adquisición de Maquinarias y Demás Equipos	34.900.000
Activos Intangibles	2.000.000
Aplicaciones Financieras	**10.000.000**
Pasivos Financieros	10.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	10.000.000
Disminución de Otros Pasivos no Circulantes	10.000.000
TOTAL	**1.631.542.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Otorgar licencias de instalación	Licencia Otorgada	10
Otorgar licencias de funcionamiento	Licencia Otorgada	8
Apuestas Lícitas de Casinos, Salas de Juego y Máquinas Traganíqueles	Millones de Bs.	8.687
Recaudación de contribución especial para la Comisión de Casinos	Millones de Bs.	1.102

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**32**	**444.912.000**
Directivo	6	152.698.000
Profesional y Técnico	16	229.365.000
Administrativo	4	33.949.000
Obrero	6	28.900.000
TOTAL	**32**	**444.912.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	5	41.986.000
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	3	30.656.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	11.745.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	17	331.625.000
	TOTAL	**26**	**416.012.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	6	28.900.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**6**	**28.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	1.301.642.000		**1.301.642.000**
4.02	63.800.000		**63.800.000**
4.03	190.000.000		**190.000.000**
4.04	36.900.000		**36.900.000**
4.06		10.000.000	**10.000.000**
4.07	10.000.000		**10.000.000**
4.08	19.200.000		**19.200.000**
TOTAL	**1.621.542.000**	**10.000.000**	**1.631.542.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Administración	1.621.542.000
99	Partidas no Asignables a Programas	10.000.000
	TOTAL	**1.631.542.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.301.642.000
4.02	Materiales y Suministros	63.800.000
4.03	Servicios no Personales	190.000.000
4.04	Activos Reales	36.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	10.000.000
4.07	Transferencias	10.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	19.200.000
	TOTAL	**1.631.542.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.444.342.000**
Transferencias Para Financiar Gastos Corrientes	1.102.342.000
Del Sector Privado	1.102.342.000
De Empresas Privadas	1.102.342.000
Otros Ingresos Corrientes	342.000.000
Ingresos de la Propiedad	42.000.000
Intereses por Dinero en Depósito	42.000.000
Otros Ingresos Diversos	300.000.000
B. Gastos Corrientes	**1.584.642.000**
Gastos de Consumo	1.574.642.000
Gastos de Personal	1.301.642.000
Materiales y Suministros	63.800.000
Servicios no Personales	190.000.000
Otros Gastos de Instituciones Descentralizadas	19.200.000
Depreciación y Amortización	19.200.000
Otros Gastos Corrientes	10.000.000
Transferencias	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Donaciones a Personas	10.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**(140.300.000)**
II. Cuenta Capital	
A. Recursos de Capital	**(121.100.000)**
Desahorro en la Cuenta Corriente	(140.300.000)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.200.000
B. Gastos de Capital	**36.900.000**
Activos Reales	34.900.000
Adquisición de Maquinarias y Demás Equipos	34.900.000
Activos Intangibles	2.000.000
C. Resultado Financiero: Superávit / (Déficit)	**(158.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**168.000.000**
Activos Financieros	68.000.000
Disminución de Caja y Bancos	68.000.000
Pasivos Financieros	100.000.000
Incremento de Cuentas y Efectos a Pagar	100.000.000
B. Aplicaciones Financieras	**168.000.000**
Pasivos Financieros	10.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	10.000.000
Disminución de Otros Pasivos no Circulantes	10.000.000
Déficit Financiero	158.000.000

A0185
Comisión Nacional de Valores (CNV)

COMISIÓN NACIONAL DE VALORES (CNV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Comisión Nacional de Valores tiene como función principal, aprobar las autorizaciones de solicitudes de ofertas públicas de las empresas domiciliadas en el país, así como dictar las normas necesarias para implementar la Ley de Mercado de Capitales, autorizar la actuación y correspondiente inscripción por ante el Registro Nacional de Valores de los entes intermediarios y personas naturales y jurídicas, para que participen en el mercado en forma ordenada y transparente, asegurando la difusión de la mayor información posible de los entes emisores e intermediarios, mediante estándares que brinden oportunidad, claridad y relevancia sobre la situación legal y financiera de los mismos. A tales fines, programa y ejecuta planes de supervisión y seguimiento, in situ y a distancia, de los entes intermediarios.

Con relación a la cobertura de los servicios a prestar por el Organismo, mantiene la política de promoción y regulación del mercado de capitales del país, a través de la incorporación de nuevas empresas al mercado de capitales, la realización de programas educativos y talleres, orientados a exigir mayor transparencia en las informaciones financieras remitidas por los entes regulados, lo cual brinda mayor seguridad al inversionista, al igual que las reformas a la Normativa vigente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**6.080.640.000**
Transferencias Para Financiar Gastos Corrientes	3.375.000.000
Del Sector Público	3.375.000.000
Ingresos por Actividades Propias	2.640.000
Venta de Bienes	1.440.000
Venta de Servicios	1.200.000
Otros Ingresos Corrientes	2.703.000.000
Ingresos por Aportes y Contribuciones	2.673.000.000
Ingresos de la Propiedad	30.000.000
Recursos de Capital	**32.400.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	32.400.000
Recursos Financieros	**2.577.378**
Activos Financieros	2.577.378
Disminución de Caja y Bancos	2.577.378
TOTAL	**6.115.617.378**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.937.414.000**
Gastos de Consumo	5.913.914.000
Gastos de Personal	5.344.644.000
Materiales y Suministros	83.410.000
Servicios no Personales	453.460.000
Otros Gastos de Instituciones Descentralizadas	32.400.000
Depreciación y Amortización	32.400.000
Otros Gastos Corrientes	23.500.000
Transferencias	23.500.000
Transferencias Corrientes al Sector Privado	23.500.000
Gastos de Capital	**43.500.000**
Activos Reales	33.500.000
Repuestos y Reparaciones Mayores	6.000.000
Adquisición de Maquinarias y Demás Equipos	27.500.000
Activos Intangibles	10.000.000
Aplicaciones Financieras	**134.703.378**
Pasivos Financieros	134.703.378
Servicio de la Deuda Pública y Disminución de Otros Pasivos	134.703.378
Disminución de Cuentas y Efectos a Pagar	134.703.378
TOTAL	**6.115.617.378**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Llevar el Registro Nacional de Valores	Acta	72
Propuestas para el fortalecimiento, reuniones consejo asesor, relaciones internacionales	Informe	12
Análisis de oferta pública e inscripción de acciones	Resolución	15
Analizar la información financiera periódica u ocasional remitidas por Empresas	Informe	49
Análisis de las solicitudes de inscripción de firma de contadores	Informe	18
Revisión de información periódica u ocasional que deben enviar las sociedades de corretaje y casas de bolsa	Informe	648
Realizar visitas de inspección a sociedades de corretaje, preparar actas y elaborar informe correspondiente	Informe	12

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Revisión de información periódica u ocasional que deben enviar los corredores públicos de títulos valores	Informe	660
Procesar respuestas sobre consultas en materia relacionada con sociedades de corretaje, casas de bolsa y asesores	Informe	12
Análisis de la información recibida de acuerdo al manual de contabilidad y plan único de cuentas y a las normas relativas a la información periódica u ocasional que deben enviar las sociedades administradoras	Informe	576
Elaboración de dictámenes varios	Informe	12
Evacuación de consultas de mero trámite	Dictamen	10
Preparar y editar boletín informativo del mercado de capitales	Informe	24
Actualización de la información en el Sistema "Alejandría"	Informe	480

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**112**	**999.011.000**
Directivo	14	192.682.910
Profesional y Técnico	57	601.288.970
Administrativo	34	171.679.120
Obrero	7	33.360.000
Personal Contratado	**2**	**36.000.000**
Profesional y Técnico	2	36.000.000
TOTAL	**114**	**1.035.011.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	32	160.369.680
IV	421.236 - 471.235	2	11.309.440
V	471.236 - 521.235		
VI	521.236 - 571.235	5	34.209.299
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	10	86.547.150
X	721.236 - 771.235	10	92.538.020
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	17	197.966.064
XV	971.236 - 1.021.235	3	36.763.460
XVI	1.021.236 - 1.071.235	12	153.264.977
XVII	1.071.236 - MAS	16	228.682.910
	TOTAL	**107**	**1.001.651.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	7	33.360.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**7**	**33.360.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	286.940.000	5.057.704.000		**5.344.644.000**
4.02		83.410.000		**83.410.000**
4.03	70.000.000	383.460.000		**453.460.000**
4.04		43.500.000		**43.500.000**
4.06			134.703.378	**134.703.378**
4.07		23.500.000		**23.500.000**
4.08		32.400.000		**32.400.000**
TOTAL	**356.940.000**	**5.623.974.000**	**134.703.378**	**6.115.617.378**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	356.940.000
02	Coordinaciones Técnicas	5.623.974.000
99	Partidas no Asignables a Programas	134.703.378
	TOTAL	**6.115.617.378**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.344.644.000
4.02	Materiales y Suministros	83.410.000
4.03	Servicios no Personales	453.460.000
4.04	Activos Reales	43.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	134.703.378
4.07	Transferencias	23.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	32.400.000
	TOTAL	**6.115.617.378**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.080.640.000**
Transferencias Para Financiar Gastos Corrientes	3.375.000.000
Del Sector Público	3.375.000.000
De la Administración Central	3.375.000.000
Recursos Ordinarios	3.375.000.000
Ingresos por Actividades Propias	2.640.000
Venta de Bienes	1.440.000
Venta de Publicaciones Oficiales y Formularios	1.440.000
Venta de Servicios	1.200.000
Copias Simples	1.200.000
Otros Ingresos Corrientes	2.703.000.000
Ingresos por Aportes y Contribuciones	2.673.000.000
Ingresos por Tasas Artículo 17 Ley de Mercado de Capitales	2.673.000.000
Ingresos de la Propiedad	30.000.000
Intereses por Dinero en Depósitos	30.000.000
B. Gastos Corrientes	**5.937.414.000**
Gastos de Consumo	5.913.914.000
Gastos de Personal	5.344.644.000
Materiales y Suministros	83.410.000
Servicios no Personales	453.460.000
Otros Gastos de Instituciones Descentralizadas	32.400.000
Depreciación y Amortización	32.400.000
Otros Gastos Corrientes	23.500.000
Transferencias	23.500.000
Transferencias Corrientes al Sector Privado	23.500.000
Transferencia al Exterior (I.O.S.C.O.)	23.500.000
C. Resultado Económico: Ahorro/(Desahorro)	**143.226.000**
II. Cuenta Capital	
A. Recursos de Capital	**175.626.000**
Ahorro en la Cuenta Corriente	143.226.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	32.400.000
B. Gastos de Capital	**43.500.000**
Activos Reales	33.500.000
Repuestos y Reparaciones Mayores	6.000.000
Adquisición de Maquinarias y Demás Equipos	27.500.000
Activos Intangibles	10.000.000
C. Resultado Financiero: Superávit / (Déficit)	**132.126.000**
III. Cuenta Financiera	
A. Recursos Financieros	**134.703.378**
Activos Financieros	2.577.378
Disminución de Cajas y Bancos	2.577.378
Superávit Financiero	132.126.000
B. Aplicaciones Financieras	**134.703.378**
Pasivos Financieros	134.703.378
Servicio de la Deuda y Disminución de Otros Pasivos	134.703.378
Disminución de Cuentas y Efectos a Pagar	134.703.378

A0653

Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

CORPORACIÓN PARA LA ZONA LIBRE PARA EL FOMENTO DE LA INVERSIÓN TURÍSTICA DE LA PENÍNSULA DE PARAGUANÁ (CORPOTULIPA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná, goza, a partir de la promulgación de la Ley de Zona Libre, de un régimen especial territorial de carácter fiscal para el fomento de la prestación de servicios en la actividad turística y comercial conexa al turismo, con el objeto de encargarse de poner en funcionamiento los planes, programas y proyectos dirigidos a impulsar el desarrollo de la región y que de conformidad con la Ley; están representados en el área geográfica de los municipios Carirubana y Los Taques del Estado Falcón, entendiéndose por actividad conexa al turismo y a su fomento, la que por su naturaleza produce atractivos para el flujo turístico hacia la Zona Libre, pudiendo ser autorizadas como prestatarias de los servicios y de las actividades comerciales, vinculadas al turismo contemplados en el Artículo 2° de la Ley de las personas jurídicas nacionales o extranjeras establecidas en la zona libre que presenten la respectiva solicitud.

La zona libre se vió orientada al área comercial, con el objeto de ir incorporando paulatinamente el área turística, toda vez que la infraestructura de servicios deberá ser adaptada a las nuevas necesidades de la Península, a través de la implementación y desarrollo de planes estratégicos formulados para dichos fines.

El presupuesto de CORPOTULIPA asciende a Bs. 1.279,0 millones y será financiado con recursos provenientes del Ministerio de Finanzas por Bs. 390,0 millones y de gobiernos estadales y municipales por Bs. 320,0 millones, ingresos propios Bs. 487,0 millones, otros ingresos por Bs. 25,0 millones y recursos de capital por Bs. 57,0 millones, de los cuales 35,0 millones son del incremento de la depreciación y amortización acumulada, previsiones y otras reservas y Bs. 22,0 millones de la venta de activos fijos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.222.000.004**
Transferencias Para Financiar Gastos Corrientes	710.000.004
Del Sector Público	710.000.004
Ingresos por Actividades Propias	487.000.000
Venta de Servicios	487.000.000
Otros Ingresos Corrientes	25.000.000
Ingresos por Aportes y Contribuciones	25.000.000
Recursos de Capital	**57.000.000**
Venta de Activos Fijos	35.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.000.000
TOTAL	**1.279.000.004**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.056.042.556**
Gastos de Consumo	1.053.162.556
Gastos de Personal	835.316.424
Materiales y Suministros	78.619.344
Servicios no Personales	117.226.788
Otros Gastos de Instituciones Descentralizadas	22.000.000
Depreciación y Amortización	22.000.000
Otros Gastos Corrientes	2.880.000
Transferencias	2.880.000
Transferencias Corrientes al Sector Privado	2.880.000
Gastos de Capital	**143.957.471**
Activos Reales	143.957.471
Adquisición de Maquinarias y Demás Equipos	118.037.196
Activos Intangibles	7.276.274
Otros Activos Reales	18.644.001
Aplicaciones Financieras	**78.999.977**
Activos Financieros	78.999.977
Incremento de Caja y Bancos	53.999.977
Incremento de Inversiones y Efectos a Cobrar	25.000.000
Total	**1.279.000.004**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Autorizaciones a Empresas para Operar Bajo Regimen de Zona Libre	Certificación	471

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**33**	**339.612.841**
Directivo	8	145.811.028
Profesional y Técnico	17	146.037.600
Administrativo	8	47.764.213
TOTAL	**33**	**339.612.841**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	13.398.499
IV	421.236 - 471.235	1	5.467.200
V	471.236 - 521.235		
VI	521.236 - 571.235	9	59.856.514
VII	571.236 - 621.235	1	7.026.960
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.502.320
X	721.236 - 771.235	1	8.964.922
XI	771.236 - 821.235	4	37.674.165
XII	821.236 - 871.235	3	30.277.025
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	2	22.634.208
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	8	145.811.028
	TOTAL	**33**	**339.612.841**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	1.279.000.004
	TOTAL	**1.279.000.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	835.316.424
4.02	Materiales y Suministros	78.619.344
4.03	Servicios no Personales	117.226.788
4.04	Activos Reales	143.957.471
4.05	Activos Financieros	78.999.977
4.07	Transferencias	2.880.000
4.08	Otros Gastos de Instituciones Descentralizadas	22.000.000
	TOTAL	**1.279.000.004**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.222.000.004**
Transferencias para Financiar Gastos Corrientes	710.000.004
Del Sector Público	710.000.004
Ministerio de Finanzas	390.000.000
Recursos Ordinarios	390.000.000
De Gobiernos Estadales	200.000.004
De Gobiernos Municipales	120.000.000
Ingresos por Actividades Propias	487.000.000
Venta de Servicios	487.000.000
Otros Ingresos Corrientes	25.000.000
Ingresos por Aportes y Contribuciones	25.000.000
B. Gastos Corrientes	**1.056.042.556**
Gastos de Consumo	1.053.162.556
Gastos de Personal	835.316.424
Materiales y Suministros	78.619.344
Servicios no Personales	117.226.788
Otros Gastos de Instituciones Descentralizadas	22.000.000
Depreciación y Amortización	22.000.000
Otros Gastos Corrientes	2.880.000
Transferencias	2.880.000
Transferencias Corrientes al Sector Privado	2.880.000
Donaciones	2.880.000
C. Resultado Económico : Ahorro/(Desahorro)	**165.957.448**
II. Cuenta Capital	
A. Recursos de Capital	**222.957.448**
Ahorro en la Cuenta Corriente	165.957.448
Venta de Activos Fijos	35.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.000.000
B. Gastos de Capital	**143.957.471**
Activos Reales	143.957.471
Adquisición de Maquinarias y Demás Equipos	118.037.196
Activos Intangibles	7.276.274
Otros Activos Reales	18.644.001
C. Resultado Financiero : Superávit / (Déficit)	**78.999.977**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**78.999.977**
Superávit Financiero	78.999.977
B. Aplicaciones Financieras	**78.999.977**
Activos Financieros	78.999.977
Incremento de Caja y Bancos	53.999.977
Incremento de Cuentas y Efectos a Cobrar	25.000.000

A0808

Fondo de Crédito Industrial (FONCREI)

FONDO DE CRÉDITO INDUSTRIAL (FONCREI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Fondo de Crédito Industrial (FONCREI), tiene por objetivo principal la promoción de programas tendentes al desarrolló, diversificación e integración de la industria nacional, con especial énfasis en la pequeña y mediana industria (PyMI), y el financiamiento de capital de trabajo para la creación de microempresas.

La institución en su afán de seguir proporcionando recursos al sector industrial, desarrollará para el año 2005 tres programas crediticios que se orientan a:

- Promover la reindustrialización de la Pequeña y Mediana Industria (PyMI), este programa esta enfocado en el financiamiento de la instalación de nuevas empresas y ampliar la capacidad utilizada de la PyMI existentes.
- Reconversión y Modernización de las PyMI, comprende el financiamiento de inversiones en activos tangibles e intangibles que se oriente a la modernización del parque industrial.
- Reactivación, este programa se orienta a la recuperación y sostenimiento de aquellas empresas que enfrentan problemas críticos de falta de liquidez que limiten sus niveles de operación.

El presupuesto de gasto de FONCREI para el año 2005 asciende a Bs. 99.339,2 millones, y será financiado de la siguiente forma: Bs. 54.832,2 millones (55,2%) ingresos corrientes, Bs. 390,0 millones (0,4%) recursos de capital y Bs. 44.117,0 millones (44,4%) recursos financieros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**54.832.231.419**
Ingresos de Operación	54.832.231.419
Ingresos Financieros	54.832.231.419
Recursos de Capital	**390.000.000**
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	390.000.000
Recursos Financieros	**44.117.000.000**
Activos Financieros	26.917.000.000
Recuperación de Préstamos	26.917.000.000
Pasivos Financieros	17.200.000.000
Incremento de Otros Pasivos Financieros	17.200.000.000
Circulante	17.200.000.000
TOTAL	**99.339.231.419**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**23.390.578.880**
Gastos de Operación	22.531.074.247
Gastos de Personal	16.272.319.080
Materiales y Suministros	353.447.150
Servicios no Personales	5.377.708.017
Otros Gastos de Instituciones Descentralizadas	527.600.000
Depreciación y Amortización	300.000.000
Otros Gastos	227.600.000
Gastos Ajenos a la Operación	859.504.633
Transferencias Corrientes Otorgadas	859.504.633
al Sector Privado	859.504.633
Gastos de Capital	**2.083.466.000**
Activos Reales	2.083.466.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.632.491.000
Estudio y Proyectos para Inversión en Activos Fijos	400.000.000
Otros Activos Reales	50.975.000
Aplicaciones Financieras	**73.865.186.539**
Activos Financieros	71.964.296.539
Inversión Financiera	57.027.300.000
Adquisición de Títulos y Valores que no Otorgan Propiedad	21.960.000.000
Concesión de Préstamos	35.067.300.000
Otras Aplicaciones Financieras	14.936.996.539
Incremento de Caja y Bancos	121.974.539
Incremento de Cuentas y Efectos a Cobrar	11.357.600.000
Circulante	11.357.600.000
Incremento de Otros Activos Financieros	3.457.422.000
Circulante	3.457.422.000
Pasivos Financieros	1.900.890.000
Disminución de Cuentas y Efectos a Pagar	650.890.000
Circulante	650.890.000
Disminución de Otros Pasivos Financieros	1.250.000.000
TOTAL	**99.339.231.419**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Concesión de Créditos	Millones de Bs.	35.067,3
Recuperación de Créditos	Millones de Bs.	26.917,0

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**204**	**3.871.877.791**
Directivo	29	1.026.600.000
Profesional y Técnico	93	1.997.354.576
Administrativo	46	486.241.480
Obrero	36	361.681.735
TOTAL	**204**	**3.871.877.791**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	19	154.699.368
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	149	3.355.496.688
	TOTAL	**168**	**3.510.196.056**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	36	361.681.735
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**36**	**361.681.735**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	**25**	**422.716.291**
Jubilado	18	315.694.699
Pensionado	7	107.021.592
TOTAL	**25**	**422.716.291**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	11.068.011.061	2.769.087.769	2.435.220.250		**16.272.319.080**
4.02	350.671.550	2.568.000	207.600		**353.447.150**
4.03	4.880.760.017	460.948.000	36.000.000		**5.377.708.017**
4.04	1.962.546.000	112.760.000	8.160.000		**2.083.466.000**
4.05			35.767.300.000	36.196.996.539	**71.964.296.539**
4.06			1.250.000.000	650.890.000	**1.900.890.000**
4.07	859.504.633				**859.504.633**
4.08			137.600.000	390.000.000	**527.600.000**
TOTAL	**19.121.493.261**	**3.345.363.769**	**39.634.487.850**	**37.237.886.539**	**99.339.231.419**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Generales y de Apoyo	19.121.493.261
02	Operaciones Crediticias	3.345.363.769
03	Administración y Control de las Finanzas	39.634.487.850
99	Partidas No Asignables a programas	37.237.886.539
	TOTAL	**99.339.231.419**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	16.272.319.080
4.02	Materiales y Suministros	353.447.150
4.03	Servicios no Personales	5.377.708.017
4.04	Activos Reales	2.083.466.000
4.05	Activos Financieros	71.964.296.539
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.900.890.000
4.07	Transferencias	859.504.633
4.08	Otros Gastos de Instituciones Descentralizadas	527.600.000
	TOTAL	**99.339.231.419**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**54.832.231.419**
Ingresos de Operación	54.832.231.419
Ingresos Financieros	54.832.231.419
Intereses y Comisiones Cartera de Crédito	31.018.800.000
Intereses de Mora	589.985.000
Otros Ingresos Financieros (Intereses sobre Fideicomisos)	23.223.446.419

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**23.390.578.880**
Gastos de Operación	22.531.074.247
Gastos de Personal	16.272.319.080
Materiales y Suministros	353.447.150
Servicios No Personales	5.377.708.017
Otros Gastos de Instituciones Descentralizadas	527.600.000
Depreciación y Amortización	300.000.000
Otros Gastos	227.600.000
Apartado Para Contingencias de la Cartera	90.000.000
Servicio de la Deuda Publica (intereses)	137.600.000
Gastos Ajenos a La Operación	859.504.633
Transferencias Corrientes Otorgadas	859.504.633
Al Sector Privado	859.504.633
Transferencias Corrientes al Sector Privado	859.504.633
C. Resultado Económico : Ahorro / (Desahorro)	**31.441.652.539**
II. Cuenta de Capital	
A. Recursos de Capital	**31.831.652.539**
Ahorro en la Cuenta Corriente	31.441.652.539
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	390.000.000
B. Gastos de Capital	**2.083.466.000**
Activos Reales	2.083.466.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.632.491.000
Estudio y Proyectos para Inversión en Activos Fijos	400.000.000
Otros Activos Reales	50.975.000
C. Resultado Financiero: Superávit / (Déficit)	**29.748.186.539**
III. Cuenta Financiera	
A. Recursos Financieros	**73.865.186.539**
Activos Financieros	26.917.000.000
Recuperación de Préstamos	26.917.000.000
Pasivos Financieros	17.200.000.000
Incremento de Otros Pasivos Financieros	17.200.000.000
Circulante	17.200.000.000
Superávit Financiero	29.748.186.539

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**73.865.186.539**
Activos Financieros	71.964.296.539
Inversión Financiera	57.027.300.000
Adquisición de Títulos y Valores que no Otorgan Propiedad	21.960.000.000
Concesión de Préstamos	35.067.300.000
Otras Aplicaciones Financieras	14.936.996.539
Incremento de Caja y Bancos	121.974.539
Incremento de Cuentas y Efectos a Cobrar	11.357.600.000
Circulante	11.357.600.000
Incremento de Otros Activos Financieros	3.457.422.000
Circulante	3.457.422.000
Pasivos Financieros	1.900.890.000
Disminución de Cuentas y Efectos a Pagar	650.890.000
Circulante	650.890.000
Disminución de Otros Pasivos Financieros	1.250.000.000
Circulante	1.250.000.000

A0840

Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)

FONDO DE DESARROLLO AGROPECUARIO, PESQUERO, FORESTAL Y AFINES (FONDAFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA) tiene como objeto contribuir con el desarrollo agropecuario de Venezuela, mediante el financiamiento de la actividad productiva, en las áreas agrícola, pecuaria, forestal y pesquera; así como el transporte, almacenamiento, comercialización y cualquier otro servicio conexo con dicha actividad. Para poder cumplir con dichos fines podrá utilizar sus propios recursos, los asignados por el Ejecutivo Nacional y los obtenidos de la realización de operaciones autorizadas en la Ley de Endeudamiento.

Algunos de los objetivos a cumplir por FONDAFA durante el año 2005 son los siguientes:

- Atender financieramente de forma efectiva y oportuna al productor, en consonancia y conforme a la política de reactivación de la economía.
- Optimizar la eficiencia financiera de la Institución, mediante la mejor utilización de los recursos y mayor efectividad del gasto y reforzar la gestión de recuperación crediticia.
- Obtener los recursos financieros necesarios para dar cumplimiento al Plan Operativo y a los Programas de Financiamiento, armonizando la programación presupuestaria con la recepción efectiva de los recursos, manteniendo la simetría entre los recursos desembolsados y los ingresos por recuperaciones y aportes del Ejecutivo Nacional.

El Presupuesto de gastos de FONDAFA para el año 2005 asciende a Bs. 307.463,7 millones, y será financiado con los siguientes recursos: ingresos propios por Bs. 142.253,6 millones, incremento de la depreciación y amortización acumulada, previsiones y otras reservas por Bs. 39,0 millones, recursos provenientes de la Ley de Endeudamiento Bs. 70.644,5 millones, recuperación de préstamos por Bs. 54.526,6 millones y un aporte de capital del Ministerio de Finanzas por Bs. 40.000 millones, que se destinará a la concesión de créditos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**142.253.572.505**
Ingresos de Operación	142.253.572.505
Ingresos Financieros	30.444.454.987
Otros Ingresos en Operación	111.809.117.518
Recursos de Capital	**70.683.530.883**
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	39.000.000
Transferencias para Financiar Gastos de Capital	70.644.530.883
Sector Público	70.644.530.883
Recursos Financieros	**94.526.642.716**
Activos Financieros	54.526.642.716
Recuperación de Préstamos	54.526.642.716
Incremento de Patrimonio	40.000.000.000
TOTAL	**307.463.746.104**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**72.791.639.868**
Gastos de Operación	66.047.872.608
Gastos de Personal	39.408.019.404
Materiales y Suministros	3.742.896.331
Servicios no Personales	22.857.956.873
Otros Gastos de Instituciones Descentralizadas	39.000.000
Depreciación y Amortización	39.000.000
Gastos Ajenos a la Operación	6.743.767.260
Transferencias Corrientes Otorgadas	6.743.767.260
Al Sector Público	6.743.767.260
Gastos de Capital	**14.097.244.403**
Activos Reales	14.097.244.403
Repuestos Mayores de Maquinarias y Equipos	14.097.244.403
Aplicaciones Financieras	**220.574.861.833**
Activos Financieros	220.546.361.403
Inversión Financiera	176.819.893.598
Concesión de Préstamos	176.819.893.598
Otras Aplicaciones Financieras	43.726.467.805
Incremento de Cuentas y Efectos a Cobrar	13.065.959.837
Circulante	13.065.959.837
Incremento de Anticipos Financieros y Activos Diferidos	4.437.540.000
Incremento de Otros Activos Financieros	26.222.967.968
Circulante	26.222.967.968
Pasivos Financieros	28.500.430
Disminución de Otros Pasivos Financieros	28.500.430
TOTAL	**307.463.746.104**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Otorgar Recursos y Financiamiento de Manera Oportuna y Eficiente	Millones de Bs.	1.110,7
Cartera Ordinaria (Capital)	Millones de Bs.	5.596,2
Programas de Desarrollo Social	Millones de Bs.	43.729,4
Recuperación de los Programas de Maquinaria	Millones de Bs.	5.201,0

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**375**	**5.014.587.629**
Directivo	35	1.123.047.620
Profesional y Técnico	258	2.073.543.090
Administrativo	63	1.641.253.930
Obrero	19	176.742.989
Personal Contratado	**174**	**1.123.786.000**
Profesional y Técnico	174	1.123.786.000
TOTAL	**549**	**6.138.373.629**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	174	1.123.786.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235	258	2.073.543.090
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	98	2.764.301.550
	TOTAL	**530**	**5.961.630.640**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	19	176.742.989
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**19**	**176.742.989**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**78**	**1.737.799.265**
Jubilado	62	1.474.605.609
Pensionado	16	263.193.656
TOTAL	**78**	**1.737.799.265**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	TOTAL
4.01	33.680.853.089	4.944.895.270	782.271.045		**39.408.019.404**
4.02	3.733.236.331	6.980.000	2.680.000		**3.742.896.331**
4.03	22.475.478.373	369.426.500	13.052.000		**22.857.956.873**
4.04	14.097.244.403				**14.097.244.403**
4.05	43.726.467.805	176.819.893.598			**220.546.361.403**
4.06	28.500.430				**28.500.430**
4.07	6.743.767.260				**6.743.767.260**
4.08				39.000.000	**39.000.000**
TOTAL	**124.485.547.691**	**182.141.195.368**	**798.003.045**	**39.000.000**	**307.463.746.104**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	124.485.547.691
02	Servicios Financieros	182.141.195.368
03	Negocios y Servicios Conexos	798.003.045
04	Partidas no Asignadas a Programas	39.000.000
	TOTAL	**307.463.746.104**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	39.408.019.404
4.02	Materiales y Suministros	3.742.896.331
4.03	Servicios no Personales	22.857.956.873
4.04	Activos Reales	14.097.244.403
4.05	Activos Financieros	220.546.361.403
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	28.500.430
4.07	Transferencias	6.743.767.260
4.08	Otros Gastos de Instituciones Descentralizadas	39.000.000
	TOTAL	**307.463.746.104**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**142.253.572.505**
Ingresos de Operación	142.253.572.505
Ingresos Financieros	30.444.454.987
Intereses y Comisiones Cartera de Crédito	2.363.429.426
Intereses sobre Inversiones	28.081.025.561
Otros Ingresos en Operación	111.809.117.518
Otros Ingresos en Operación	111.809.117.518

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**72.791.639.868**
Gastos de Operación	66.047.872.608
Gastos de Personal	39.408.019.404
Materiales y Suministros	3.742.896.331
Servicios no Personales	22.857.956.873
Otros Gastos de Instituciones Descentralizadas	39.000.000
Depreciación y Amortización	39.000.000
Gastos Ajenos a la Operación	6.743.767.260
Transferencias Corrientes Otorgadas	6.743.767.260
Al Sector Público	6.743.767.260
Sociedad de Garantías Recíprocas para el Sector Agropecuario, Pesquero, Forestal y Afines (SOGARSA)	6.743.767.260
C. Resultado Económico : Ahorro / (Desahorro)	**69.461.932.637**
II. Cuenta de Capital	
A. Recursos de Capital	**140.145.463.520**
Ahorro en la Cuenta Corriente	69.461.932.637
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	39.000.000
Transferencias para Financiar Gastos de Capital	70.644.530.883
Ministerio de Finanzas	70.644.530.883
Programas y Proyectos	70.644.530.883
.Maquinarias Agrícolas II (Maquinaria China)	4.347.897.410
.Suministro de Equipamiento Agrícola II (Convenio Bélgica)	29.897.133.473
.Programa de Maquinaria Iraní	1.935.000.000
.Maquinarias Agrícolas III (Maquinaria China)	2.580.000.000
.Modernización de la Producción del Maíz (Maquinaria de Brasil) (Cotia) IV	6.772.500.000
.Modernización de la Producción del Maíz y Otros Rubros Prioritarios V (Maquinaria de Brasil) IAT	3.225.000.000
.Importación Maquinaria Agrícola	21.887.000.000
B. Gastos de Capital	**14.097.244.403**
Activos Reales	14.097.244.403
Repuestos Mayores de Maquinarias y Equipos	14.097.244.403
C. Resultado Financiero : Superávit / (Déficit)	**126.048.219.117**
III. Cuenta Financiera	
A. Recursos Financieros	**220.574.861.833**
Activos Financieros	54.526.642.716
Recuperación de Préstamos	54.526.642.716
Incremento de Patrimonio	40.000.000.000
Ministerio de Finanzas	40.000.000.000
Recursos Ordinarios	37.759.120.000
Otras Fuentes de Financiamiento	2.240.880.000
Superávit Financiero	126.048.219.117

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**220.574.861.833**
Activos Financieros	220.546.361.403
Inversión Financiera	176.819.893.598
Concesión de Préstamos	176.819.893.598
Otras Aplicaciones Financieras	43.726.467.805
Incremento de Cuentas y Efectos por Cobrar	13.065.959.837
Circulante	13.065.959.837
Incremento de Anticipos Financieros y Activos Diferidos	4.437.540.000
Incremento de Otros Activos Financieros	26.222.967.968
Circulante	26.222.967.968
Pasivos Financieros	28.500.430
Disminución de Otros Pasivos Financieros	28.500.430
Circulante	28.500.430

A0846
Instituto Nacional de Desarrollo de la Pequeña
y Mediana Industria (INAPYMI)

INSTITUTO NACIONAL DE DESARROLLO DE LA PEQUEÑA Y MEDIANA INDUSTRIA (INAPYMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional para el Desarrollo de la Pequeña y Mediana Industria (INAPYMI), de acuerdo con las atribuciones y competencias que le son propias, contempladas en la Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria, publicada en la Gaceta Oficial N° 5.552 Extraordinaria, de fecha 12.11.2001, tiene previsto para el ejercicio fiscal 2005 la ejecución de actividades que permitan garantizar el apoyo, fomento, promoción, recuperación y desarrollo de las PYMI's como factor fundamental de la dinámica productiva del país.

Dentro de estas actividades se encuentra el financiamiento directo a las pequeñas industrias en áreas como: capital de trabajo, activo fijos, reestructuración de deudas y nuevos proyectos. Como mecanismo para lograr el mejoramiento de los niveles de calidad, productividad y competitividad de estas industrias, asimismo se dará asistencia técnica integral no financiera directamente a través de empresas consultoras inscritas en el Registro Nacional de Consultores, en aspectos tales como elaboración de proyectos, planes de negocios, estudios de mercado y de oportunidades de inversión, mejoramiento competitivo y programas de calidad, entre otros.

Para el ejercicio fiscal 2005, el presupuesto de gastos asciende a Bs. 34.278.5 millones y será financiado con los siguientes recursos: ingresos propios por Bs. 4.108,9 millones, transferencias corrientes del Ministerio de Finanzas por Bs. 1.440,0 millones, venta de activos fijos por Bs. 550,0 millones, incremento de la depreciación y amortización acumulada, previsiones y otras reservas Bs. 213,5 millones, recursos provenientes de Ley de Endeudamiento por Bs. 21.171,2 millones, y recursos financieros por Bs. 6.794,9 millones, de los cuales 2.633,1 millones corresponden a disminución de caja y bancos y Bs. 4.161,8 a recuperación de préstamos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.548.945.596**
Ingresos de Operación	4.108.945.596
Ingresos Financieros	1.000.000.000
Otros Ingresos en Operación	3.108.945.596
Transferencias para Financiar Gastos Corrientes	1.440.000.000
Del Sector Público	1.440.000.000
Recursos de Capital	**21.934.612.842**
Venta y/o Desincorporación de Activos Fijos	550.000.000
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	213.435.620
Transferencias Para Financiar Gastos de Capital	21.171.177.222
Sector Público	21.171.177.222
Recursos Financieros	**6.794.891.349**
Activos Financieros	6.794.891.349
Disminución de Caja y Bancos	2.633.113.335
Recuperación de Préstamos	4.161.778.014
TOTAL	**34.278.449.787**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**18.047.638.274**
Gastos de Operación	17.596.861.989
Gastos de Personal	11.924.075.856
Materiales y Suministros	550.329.199
Servicios no Personales	4.909.021.314
Otros Gastos de Instituciones Descentralizadas	213.435.620
Depreciación y Amortización	213.435.620
Gastos Ajenos a la Operación	450.776.285
Transferencias Corrientes Otorgadas	450.776.285
Al Sector Privado	450.776.285
Gastos de Capital	**369.418.884**
Activos Reales	369.418.884
Conservación, Ampliaciones y Mejoras	306.402.059
Otros Activos Reales	63.016.825
Aplicaciones Financieras	**15.861.392.629**
Activos Financieros	14.563.392.629
Inversión Financiera	14.563.392.629
Concesión de Préstamos	14.563.392.629
Pasivos Financieros	1.298.000.000
Disminución de Cuentas y Efectos a Pagar	450.000.000
Circulante	450.000.000
Disminución de Otros Pasivos Financieros	848.000.000
TOTAL	**34.278.449.787**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Concesión de Créditos	Millones de Bs.	14.563,4
Recuperación de Créditos	Millones de Bs.	4.161,8
Capital de Trabajo	Crédito	94
Activo Fijo	Crédito	22
Deuda por Inversión	Crédito	11
Transporte Utilitario	Crédito	54
Cooperativas de Producción	Crédito	10
Monta tu Negocio	Crédito	30
Censo Económico	Censo	1
Consolidación de Parques Industriales	Parque	3
Certificación de Avaluós	Certificación	60
Certificaciones de Presupuesto de Obras	Certificación	24
Valuaciones de Obras	Valuación	72
Asistencia Técnica	Asistencia Técnica	221

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**198**	**3.532.072.008**
Directivo	11	537.804.480
Profesional y Técnico	132	2.518.047.936
Administrativo	24	191.203.104
Obrero	31	285.016.488
Personal Contratado	**10**	**108.600.000**
Profesional y Técnico	10	108.600.000
TOTAL	**208**	**3.640.672.008**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	7.200.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	9	54.526.512
VI	521.236 - 571.235	1	6.640.320
VII	571.236 - 621.235	1	7.103.160
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	2	19.107.084
XII	821.236 - 871.235	5	50.969.208
XIII	871.236 - 921.235	5	53.167.356
XIV	921.236 - 971.235	13	150.077.124
XV	971.236 - 1.021.235	11	131.547.168
XVI	1.021.236 - 1.071.235	11	139.281.516
XVII	1.071.236 - MAS	117	2.736.036.072
	TOTAL	**177**	**3.355.655.520**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	15.895.584
V	471.236 - 521.235	3	17.695.584
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	4	34.078.152
X	721.236 - 771.235	6	54.081.264
XI	771.236 - 821.235	2	19.393.596
XII	821.236 - 871.235	4	40.269.072
XIII	871.236 - 921.235	4	42.707.520
XIV	921.236 - 971.235	2	22.655.316
XV	971.236 - 1.021.235	1	11.779.956
XVI	1.021.236 - 1.071.235	1	12.304.428
XVII	1.071.236 - MAS	1	14.156.016
	TOTAL	**31**	**285.016.488**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**17**	**450.776.285**
Jubilado	10	408.406.285
Pensionado	7	42.370.000
TOTAL	**17**	**450.776.285**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	5.845.006.813	1.662.187.263	1.329.204.338	3.087.677.442	**11.924.075.856**
4.02	174.624.248	38.699.414	21.936.410	315.069.127	**550.329.199**
4.03	1.526.762.280	286.628.538	260.008.356	2.835.622.140	**4.909.021.314**
4.04		306.402.059		63.016.825	**369.418.884**
4.05			14.563.392.629		**14.563.392.629**
4.06	1.298.000.000				**1.298.000.000**
4.07	450.776.285				**450.776.285**
4.08	213.435.620				**213.435.620**
TOTAL	**9.508.605.246**	**2.293.917.274**	**16.174.541.733**	**6.301.385.534**	**34.278.449.787**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	9.508.605.246
02	Desarrollo Industrial	2.293.917.274
03	Financiamiento	16.174.541.733
99	Partidas no Asignables a Programas	6.301.385.534
	TOTAL	**34.278.449.787**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.924.075.856
4.02	Materiales y Suministros	550.329.199
4.03	Servicios no Personales	4.909.021.314
4.04	Activos Reales	369.418.884
4.05	Activos Financieros	14.563.392.629
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.298.000.000
4.07	Transferencias	450.776.285
4.08	Otros Gastos de Instituciones Descentralizadas	213.435.620
	TOTAL	**34.278.449.787**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.548.945.596**
Ingresos de Operación	4.108.945.596
Ingresos Financieros	1.000.000.000
Intereses por Dinero en Depósito	1.000.000.000
Otros Ingresos en Operación	3.108.945.596
Intereses por Préstamos Concedidos	2.658.945.596
Utilidad en Venta de Activo	450.000.000
Transferencias	1.440.000.000
Del Sector Público	1.440.000.000
Ministerio de Finanzas	1.440.000.000
Recursos Ordinarios	1.440.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**18.047.638.274**
Gastos de Operación	17.596.861.989
Gastos de Personal	11.924.075.856
Materiales y Suministros	550.329.199
Servicios no Personales	4.909.021.314
Otros Gastos de Instituciones Descentralizadas	213.435.620
Depreciación y Amortización	213.435.620
Gastos Ajenos a la Operación	450.776.285
Transferencias Corrientes Otorgadas	450.776.285
Al Sector Privado	450.776.285
Pensiones y Jubilaciones	450.776.285
C. Resultado Económico : Ahorro / (Desahorro)	**(12.498.692.678)**
II. Cuenta De Capital	
A. Recursos de Capital	**9.435.920.164**
Desahorro en la Cuenta Corriente	(12.498.692.678)
Venta y/o Desincorporación de Activos Fijos	550.000.000
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	213.435.620
Transferencias para Financiar Gastos de Capital	21.171.177.222
Sector Público	21.171.177.222
Ministerio de Finanzas	21.171.177.222
Programas y Proyectos	21.171.177.222
Financiamiento Directo a las PYMI	14.563.392.629
Censo Económico (Registro de Unidades Económicas)	6.301.382.534
Consolidación del Parque Industrial de San José de Guanipa Municipio Guanipa – Edo. Anzoátegui	189.760.255
Consolidación del Parque Industrial del Tocuyo Municipio Moran Estado Lara	72.070.417
Consolidación del Parque Industrial de Cabudare Municipio Palavecino – Edo. Lara	28.920.700
Sistema Nacional de Asistencia Técnica	15.650.687
B. Gastos de Capital	**369.418.884**
Activos Reales	369.418.884
Conservación, Ampliaciones y Mejoras	306.402.059
Otros Activos Reales	63.016.825
C. Resultado Financiero : Superávit / (Déficit)	**9.066.501.280**
III. Cuenta Financiera	
A. Recursos Financieros	**15.861.392.629**
Activos Financieros	6.794.891.349
Disminución de Caja y Bancos	2.633.113.335
Recuperación de Préstamos	4.161.778.014
Superávit Financiero	9.066.501.280

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**15.861.392.629**
Activos Financieros	14.563.392.629
Inversión Financiera	14.563.392.629
Concesión de Préstamos	14.563.392.629
Pasivos Financieros	1.298.000.000
Disminución de Cuentas y Efectos a Pagar	450.000.000
Circulante	450.000.000
Disminución de Otros Pasivos Financieros	848.000.000
Circulante	848.000.000

A0906
Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

SERVICIO AUTÓNOMO SUPERINTENDENCIA NACIONAL DE ACTIVIDADES HÍPICAS (SUNAHIP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP), tiene como objetivo fundamental la Inspección, supervisión, vigilancia, regulación y control de las licencias para la administración y operación de los Hipódromos y del Sistema Nacional Mutualista y Apuestas Hípicas.

El presupuesto de Gastos de SUNAHIP para el año 2005 asciende a Bs. 950,2 millones, y será financiado con ingresos obtenido por colocaciones bancarias por Bs. 0,2 millones y con transferencias del Ministerio de Finanzas por Bs. 950,0 millones, correspondiendo Bs. 867,3 millones a gastos corrientes y Bs. 82,7 millones a gastos de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**867.445.000**
Transferencias para Financiar Gastos Corrientes	867.250.000
Del Sector Público	867.250.000
Otros Ingresos Corrientes	195.000
Ingresos de la Propiedad	195.000
Recursos de Capital	**82.750.000**
Transferencias para Financiar Gastos de Capital	82.750.000
Del Sector Público	82.750.000
TOTAL	**950.195.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**867.445.000**
Gastos de Consumo	867.445.000
Gastos de Personal	300.000.000
Materiales y Suministros	300.000.000
Servicios no Personales	267.445.000
Gastos de Capital	**82.750.000**
Activos Reales	82.750.000
Adquisición de Maquinarias y Demás Equipos	82.750.000
Total	**950.195.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Redacción y Aprobación del Reglamento SUNAHIP	Reglamento	1
Actualización Reglamentos de Juego	Reglamento	1
Otorgar Licencias Hípicas	Licencia	10
Fiscalizar Licenciaturas	Auditoria	100

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**7**	**108.000.000**
Directivo	1	21.600.000
Profesional y Técnico	6	86.400.000
Personal Contratado	**1**	**11.284.000**
Profesional y Técnico	1	11.284.000
TOTAL	**8**	**119.284.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	1	11.284.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	7	108.000.000
	TOTAL	**8**	**119.284.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	950.195.000
	TOTAL	**950.195.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	300.000.000
4.02	Materiales y Suministros	300.000.000
4.03	Servicios no Personales	267.445.000
4.04	Activos Reales	82.750.000
	TOTAL	**950.195.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**867.445.000**
Transferencias para Financiar Gastos Corrientes	867.250.000
Del Sector Público	867.250.000
Ministerio de Finanzas	867.250.000
Recursos Ordinarios	867.250.000
Otros Ingresos Corrientes	195.000
Ingresos de la Propiedad	195.000
Intereses por Dinero en Depósitos	195.000
B. Gastos Corrientes	**867.445.000**
Gastos de Consumo	867.445.000
Gastos de Personal	300.000.000
Materiales y Suministros	300.000.000
Servicios no Personales	267.445.000
C. Resultado Económico : Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**82.750.000**
Transferencias para Financiar Gastos de Capital	82.750.000
Del Sector Público	82.750.000
Ministerio de Finanzas	82.750.000
Recursos Ordinarios	82.750.000
B. Gastos de Capital	**82.750.000**
Activos Reales	82.750.000
Adquisición de Maquinarias y Demás Equipos	82.750.000
C. Resultado Financiero : Equilibrado	

08
Ministerio de la Defensa

A0005
Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

INSTITUTO AUTÓNOMO CÍRCULO DE LAS FUERZAS ARMADAS (IACFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Este ente tiene como actividad principal brindar a sus socios militares y civiles un excelente servicio en materia de recreación, esparcimiento, alojamiento y bienestar, además de contribuir con una mayor identificación entre los profesionales de la Fuerza Armada Nacional, al concentrarse en instalaciones adecuadas para el intercambio y mejoramiento de su vida social. De igual forma, persigue administrar los recursos asignados por el Ejecutivo Nacional, a través del Ministerio de la Defensa y el logro de la autogestión en el mediano plazo.

La gerencia del Instituto, para lograr el cumplimiento de su misión, continuará realizando su política de acción social participativa, tanto en la sede central como en las sucursales, en base a los siguientes objetivos:

- Proporcionar al socio una esmerada atención
- Lograr un eficiente mantenimiento y limpieza en todas las instalaciones y equipos
- Embellecer las áreas verdes
- Ofrecer bienestar y seguridad al socio y sus familiares y al personal civil que labora en el Instituto
- Establecer controles administrativos y financieros
- Generar los ingresos propios producto de la venta de bienes y servicios, diversos

El IACFA cuenta con 8 sedes, distribuidas en diferentes ciudades del territorio nacional, tales como Caracas, Barquisimeto, Carora, Maracaibo, Maracay, Margarita, Puerto Nuevo (Mamo) y San Cristóbal; estando la sede principal ubicada en la capital del país.

Para cumplir con su misión proyecta un presupuesto por Bs. 37.060,1 millones, con el cual ha programado ejecutar, entre otras, las siguientes metas: 2.732 contratos de alquiler de salones; realizar 604 eventos sociales; culturales y deportivos; alquilar 120 locales y 276 habitaciones diarias y vender 56.558 botellas de licor.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**37.060.062.731**
Transferencias Para Financiar Gastos Corrientes	13.227.881.350
Del Sector Público	13.227.881.350
Ingresos por Actividades Propias	21.830.512.559
Venta de Servicios	21.830.512.559
Otros Ingresos Corrientes	2.001.668.822
Cotizaciones y Estaciones de Servicios	1.581.668.822
Ingresos de la Propiedad	420.000.000
TOTAL	**37.060.062.731**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**28.874.336.842**
Gastos de Consumo	28.482.733.606
Gastos de Personal	14.227.881.350
Materiales y Suministros	6.597.305.947
Servicios no Personales	7.657.546.309
Otros Gastos Corrientes	391.603.236
Transferencias	391.603.236
Transferencias Corrientes al Sector Privado	391.603.236
Gastos de Capital	**2.660.049.920**
Activos Reales	2.610.049.920
Repuestos y Reparaciones Mayores	2.610.049.920
Activos Intangibles	50.000.000
Aplicaciones Financieras	**5.525.675.969**
Activos Financieros	3.525.675.969
Incremento de Caja y Bancos	3.525.675.969
Pasivos Financieros	2.000.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.000.000.000
Disminución de Cuentas y Efectos a Pagar	2.000.000.000
Total	**37.060.062.731**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Contratación de Salones	Contrato	2.732
Venta de Licores	Botella	56.558
Alquiler de Locales Comerciales	Local	120
Alquiler de Habitación Hotel	Hab./dia	276
Realización de Eventos Sociales	Evento	494
Realización de Eventos Culturales	Evento	46
Realización de Eventos Deportivos	Evento	64

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**918**	**5.538.499.327**
Profesional y Técnico	55	1.011.565.097
Administrativo	100	1.004.913.778
Obrero	763	3.522.020.452
Personal Contratado	**40**	**224.832.852**
Profesional y Técnico	40	224.832.852
TOTAL	**958**	**5.763.332.179**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	40	224.832.852
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	100	1.004.913.778
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	55	1.011.565.097
	TOTAL	**195**	**2.241.311.727**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	763	3.522.020.452
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**763**	**3.522.020.452**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**30**	**154.044.600**
Jubilado	26	131.425.320
Pensionado	4	22.619.280
Obrero	**52**	**237.558.636**
Jubilado	48	214.939.356
Pensionado	4	22.619.280
TOTAL	**82**	**391.603.236**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	8.773.373.758	1.126.494.000	179.714.000	1.440.896.000
4.02	2.875.650.000	1.202.424.000	162.408.000	509.702.000
4.03	5.444.260.645	518.640.000	111.516.000	355.104.000
4.04	820.640.000	355.968.000	30.024.000	250.358.000
4.05	3.525.675.969			
4.06	2.000.000.000			
4.07	391.603.236			
TOTAL	**23.831.203.608**	**3.203.526.000**	**483.662.000**	**2.556.060.000**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	07	08	TOTAL
4.01	843.502.392	480.833.000	600.194.000	782.874.200	**14.227.881.350**
4.02	989.897.952	177.767.000	179.400.000	500.056.995	**6.597.305.947**
4.03	383.386.464	170.990.000	375.852.000	297.797.200	**7.657.546.309**
4.04	781.318.920	281.955.000	66.000.000	73.786.000	**2.660.049.920**
4.05					**3.525.675.969**
4.06					**2.000.000.000**
4.07					**391.603.236**
TOTAL	**2.998.105.728**	**1.111.545.000**	**1.221.446.000**	**1.654.514.395**	**37.060.062.731**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Circulo Militar Caracas	23.831.203.608
02	Circulo Militar Barquisimeto	3.203.526.000
03	Circulo Militar Carora	483.662.000
04	Circulo Militar Maracaibo	2.556.060.000
05	Circulo Militar Maracay	2.998.105.728
06	Circulo Militar Margarita	1.111.545.000
07	Circulo Militar Puerto Nuevo	1.221.446.000
08	Circulo Militar San Cristóbal	1.654.514.395
	TOTAL	**37.060.062.731**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	14.227.881.350
4.02	Materiales y Suministros	6.597.305.947
4.03	Servicios no Personales	7.657.546.309
4.04	Activos Reales	2.660.049.920
4.05	Activos Financieros	3.525.675.969
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.000.000.000
4.07	Transferencias	391.603.236
	TOTAL	**37.060.062.731**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**37.060.062.731**
Transferencias Para Financiar Gastos Corrientes	13.227.881.350
Del Sector Público	13.227.881.350
De la Administración Central	13.227.881.350
Recursos Ordinarios	13.227.881.350
Ingresos por Actividades Propias	21.830.512.559
Venta de Servicios	21.830.512.559
Otros Ingresos Corrientes	2.001.668.822
Cotizaciones	629.472.954
Estaciones de Servicios	952.195.868
Ingresos de la Propiedad	420.000.000
Intereses por Dinero en Depósitos	420.000.000
B. Gastos Corrientes	**28.874.336.842**
Gastos de Consumo	28.482.733.606
Gastos de Personal	14.227.881.350
Materiales y Suministros	6.597.305.947
Servicios no Personales	7.657.546.309
Otros Gastos Corrientes	391.603.236
Transferencias	391.603.236
Transferencias Corrientes al Sector Privado	391.603.236
C. Resultado Económico : Ahorro/(Desahorro)	**8.185.725.889**
II. Cuenta Capital	
A. Recursos de Capital	**8.185.725.889**
Ahorro en la Cuenta Corriente	8.185.725.889
B. Gastos de Capital	**2.660.049.920**
Activos Reales	2.610.049.920
Repuestos y Reparaciones Mayores	2.610.049.920
Activos Intangibles	50.000.000
C. Resultado Financiero : Superávit / (Déficit)	**5.525.675.969**
III. Cuenta Financiera	
A. Recursos Financieros	**5.525.675.969**
Superávit Financiero	5.525.675.969
B. Aplicaciones Financieras	**5.525.675.969**
Activos Financieros	3.525.675.969
Incremento de Caja y Bancos	3.525.675.969
Pasivos Financieros	2.000.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	2.000.000.000
Disminución de Cuentas y Efectos a Pagar	2.000.000.000

A0044

Instituto de Oficiales de las Fuerzas Armadas
en Situación de Retiro (IORFAN)

INSTITUTO DE OFICIALES DE LAS FUERZAS ARMADAS EN SITUACIÓN DE RETIRO (IORFAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto de Oficiales de las Fuerzas Armadas Nacionales en Situación de Retiro, continuará ejerciendo su actividad principal de agrupar a todos los oficiales que se encuentren o pasen a dicha situación, con la finalidad de estimular su mutuo acercamiento y fortalecer los vínculos de fraternidad que deben existir entre los miembros de la Institución Armada, a través de la promoción de actividades socio culturales, ayudas socio-económicas y demás atenciones en el área social.

Con el objetivo de llevar a cabo su misión, el Instituto se ha fijado como políticas:

- Estimular y mantener en los oficiales retirados y los familiares sobrevivientes el apego a la Institución Militar.
- Hacer del Oficial Retirado el objeto principal de sus acciones para brindarle las atenciones debidas.
- Brindar a los familiares sobrevivientes del oficial causante la debida asistencia de todos los organismos que participan en el bienestar de los miembros de la Fuerza Armada.

Para alcanzar los objetivos propuestos la Institución para el ejercicio fiscal 2005, requiere de un presupuesto de Bs. 2.997,4 millones, que se traducen en la consecución de las siguientes metas: atención de 792 casos en el área social, publicar 12.000 boletines, dictar 11 conferencias, realizar 26 eventos de tipo recreacional, 5 ayudas por fallecimiento del afiliado; prestar 12 equipos ortopédicos y brindar asistencia a 305 personas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.100.356.095**
Transferencias para Financiar Gastos Corrientes	1.521.456.095
Del Sector Público	1.521.456.095
Otros Ingresos Corrientes	578.900.000
Ingresos por Aportes y Contribuciones	396.900.000
Ingresos de la Propiedad	182.000.000
Recursos de Capital	**35.667.334**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	35.667.334
Recursos Financieros	**861.360.000**
Incremento de Patrimonio	861.360.000
TOTAL	**2.997.383.429**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.096.405.993**
Gastos de Consumo	1.722.440.309
Gastos de Personal	1.426.948.675
Materiales y Suministros	88.178.619
Servicios no Personales	171.645.681
Otros Gastos de Instituciones Descentralizadas	35.667.334
Depreciación y Amortización	35.667.334
Otros Gastos Corrientes	373.965.684
Transferencias	373.965.684
Transferencias Corrientes al Sector Privado	209.965.684
Otras Transferencias	164.000.000
Gastos de Capital	**12.035.100**
Activos Reales	10.349.100
Adquisición de Maquinarias y Demás Equipos	10.349.100
Activos Intangibles	1.686.000
Aplicaciones Financieras	**888.942.336**
Activos Financieros	888.942.336
Incremento de Caja y Bancos	27.582.336
Incremento de Otros Activos no Circulantes	861.360.000
Otros	861.360.000
Total	**2.997.383.429**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Atención Social	Caso Atendido	792
Publicación de Boletines	Boletín	12.000
Dictar Conferencias	Conferencia	11
Actividad Recreacional	Evento	26
Asistencia a Familiares en caso de Fallecimiento del Afiliado	Asistencia	5
Préstamo de Equipos Ortopédicos	Equipo	12
Programa de Atención de Bienestar Social	Asistencia	305

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**54**	**437.117.651**
Directivo	7	99.853.680
Profesional y Técnico	17	183.263.953
Administrativo	14	67.338.417
Obrero	16	86.661.601
Personal Fijo a Tiempo Parcial	**30**	**124.184.592**
Directivo	15	95.273.442
Administrativo	15	28.911.150
TOTAL	**84**	**561.302.243**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	15	28.911.150
II	321.236 - 371.235	2	8.866.080
III	371.236 - 421.235	8	38.905.464
IV	421.236 - 471.235	1	5.245.488
V	471.236 - 521.235	3	17.734.260
VI	521.236 - 571.235	16	101.651.790
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	4	35.690.172
XI	771.236 - 821.235		
XII	821.236 - 871.235	8	83.408.434
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	11	154.227.804
	TOTAL	**68**	**474.640.642**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	3	13.132.006
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	13	73.529.595
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**16**	**86.661.601**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**6**	**40.783.104**
Jubilado	4	26.462.220
Pensionado	2	14.320.884
Obrero	**2**	**7.709.640**
Jubilado	2	7.709.640
TOTAL	**8**	**48.492.744**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	901.967.322	524.981.353		**1.426.948.675**
4.02	38.054.120	50.124.499		**88.178.619**
4.03	109.149.035	62.496.646		**171.645.681**
4.04	4.694.000	7.341.100		**12.035.100**
4.05			888.942.336	**888.942.336**
4.07	209.965.684	164.000.000		**373.965.684**
4.08			35.667.334	**35.667.334**
TOTAL	**1.263.830.161**	**808.943.598**	**924.609.670**	**2.997.383.429**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Bienestar Social	1.263.830.161
02	Servicio de Apoyo	808.943.598
99	Partidas no Asignables a Programas	924.609.670
	TOTAL	**2.997.383.429**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.426.948.675
4.02	Materiales y Suministros	88.178.619
4.03	Servicios no Personales	171.645.681
4.04	Activos Reales	12.035.100
4.05	Activos Financieros	888.942.336
4.07	Transferencias	373.965.684
4.08	Otros Gastos de Instituciones Descentralizadas	35.667.334
	TOTAL	**2.997.383.429**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.100.356.095**
Transferencias Para Financiar Gastos Corrientes	1.521.456.095
Del Sector Público	1.521.456.095
De la Administración Central	1.521.456.095
Recursos Ordinarios	1.521.456.095
Otros Ingresos Corrientes	578.900.000
Ingresos por Aportes y Contribuciones	396.900.000
Cuotas de Afiliación IPSFA	396.900.000
Ingresos de la Propiedad	182.000.000
Intereses por Dinero en Depósitos	50.000.000
Otros Ingresos de la Propiedad	132.000.000
Arrendamiento	72.000.000
Otras Rentas o Utilidades	60.000.000
B. Gastos Corrientes	**2.096.405.993**
Gastos de Consumo	1.722.440.309
Gastos de Personal	1.426.948.675
Materiales y Suministros	88.178.619
Servicios no Personales	171.645.681
Otros Gastos de Instituciones Descentralizadas	35.667.334
Depreciación y Amortización	35.667.334
Otros Gastos Corrientes	373.965.684
Transferencias	373.965.684
Transferencias Corrientes al Sector Privado	209.965.684
Pensiones y Jubilaciones	48.492.744
Donaciones a Personas	103.000.000
Otras Transferencias	58.472.940
Otras Transferencias	164.000.000
Transferencias Corrientes Diversas	164.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**3.950.102**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**39.617.436**
Ahorro en la Cuenta Corriente	3.950.102
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	35.667.334
B. Gastos de Capital	**12.035.100**
Activos Reales	10.349.100
Adquisición de Maquinarias y Demás Equipos	10.349.100
Activos Intangibles	1.686.000
C. Resultado Financiero : Superávit / (Déficit)	**27.582.336**
III. Cuenta Financiera	
A. Recursos Financieros	**888.942.336**
Incremento de Patrimonio	861.360.000
Superávit Financiero	27.582.336
B. Aplicaciones Financieras	**888.942.336**
Activos Financieros	888.942.336
Incremento de Caja y Bancos	27.582.336
Incremento de Otros Activos no Circulantes	861.360.000
Otros	861.360.000

A0050

Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS NACIONALES (IPSFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto de Previsión Social de las Fuerzas Armadas, como Organismo encargado de prestar y garantizar el bienestar social de los afiliados y familiares inmediatos en los términos establecidos en la Ley Orgánica de Seguridad Social de la Fuerza Armada (LOSSFAN), estima para el Ejercicio Fiscal 2005 dar continuidad al logro de una justa y eficaz protección socio-económica, a través del pago de pensiones y prestaciones sociales, ventas de productos y otorgamiento de créditos.

Este Organismo, contempla recibir del Ejecutivo Nacional la cantidad de Bs. 541.791,5 millones, monto que representa el 68% del total del presupuesto, los cuales se destinarán a cubrir las prestaciones contempladas en la LOSSFAN, mientras que por Contribuciones de los afiliados se estima la cantidad de Bs. 70.505,2 millones que permitirán financiar totalmente el Programa de Seguridad Social 8,5%.

La política del IPSFA está demarcada en tres (03) lineamientos básicos: Calidad de Servicio al Afiliado; Eficiencia Administrativa y Aplicación Financiera de los Recursos, bases sobre las cuales se orientan los gastos en los diferentes programas administrativos.

Para el ejercicio fiscal 2005 se presentaran importantes variaciones en los siguientes conceptos: en lo referente a los Gastos de Personal se evidencia un incremento significativo motivado a las incidencias originadas por la aplicación de los Decretos de aumento salarial y las normativas establecidas en los convenios Marcos y lineamientos del Ministerio de la Defensa, mientras que en los otros gastos corrientes se efectuará la aplicación de una política racional del gasto de acuerdo a las necesidades básicas del Organismo, orientándose el mismo a cubrir el pago de servicios básicos, conservación, mantenimiento y ampliación del activo fijo existente, así como la inversión en construcción de centros de afiliación a lugares remotos y aislados.

El Instituto se propone administrar los recursos del Estado y aplicarlos eficientemente en el Régimen de Seguridad Social de la Fuerza Armada (Pensiones, Salud y Otras Asignaciones a cargo del Estado) beneficiando en promedio a una población de 33 mil afiliados.

Igualmente a través del Programa Socio-Económico (Préstamos, Ventas y Servicios) se aplicaran políticas para que los recursos dinerarios provenientes de las inversiones y colocaciones sean racionalmente administrados con la finalidad de optimizar los beneficios destinados a los afiliados en función de los propósitos y misión de la Institución, y a tales fines, se impone la necesidad de continuar el proceso de mejoramiento de la organización y gestión interna.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**755.582.019.750**
Transferencias Para Financiar Gastos Corrientes	541.791.553.712
Del Sector Público	541.791.553.712
Ingresos por Actividades Propias	65.079.289.284
Venta de Bienes	64.336.293.390
Venta de Servicios	742.995.894
Otros Ingresos Corrientes	148.711.176.754
Ingresos por Aportes y Contribuciones	70.505.178.685
Ingresos de la Propiedad	78.205.998.069
Recursos de Capital	**544.337.748**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	544.337.748
Recursos Financieros	**42.103.608.345**
Activos Financieros	34.303.608.345
Recuperación de Préstamos	34.303.608.345
Pasivos Financieros	7.800.000.000
Incremento de Otros Pasivos Circulantes	7.800.000.000
TOTAL	**798.229.965.843**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**681.769.171.551**
Gastos de Consumo	231.724.192.101
Gastos de Personal	25.182.082.978
Materiales y Suministros	83.425.002.727
Servicios no Personales	123.560.271.689
Variación de Inventarios	(4.072.933.089)
Otros Gastos de Instituciones Descentralizadas	3.629.767.796
Depreciación y Amortización	544.337.748
Perdidas Ajenas a la Operación	52.800.000
Intereses por Operaciones Financieras	2.877.677.048
Descuentos, Bonificaciones y Devoluciones	154.953.000
Otros Gastos Corrientes	450.044.979.450
Transferencias	450.044.979.450
Transferencias Corrientes al Sector Privado	356.842.406.814
Transferencias Corrientes al Sector Público	7.708.536.720
Otras Transferencias	85.494.035.916
Gastos de Capital	**24.295.909.103**
Activos Reales	19.897.976.014
Repuestos y Reparaciones Mayores	1.647.640.500
Adquisición de Maquinarias y Demás Equipos	3.273.689.327
Obras de Infraestructuras - Estudios y Proyectos	7.681.960.000
Estudios y Proyectos Para Inversión en Activo Fijo	1.526.400.000
Conservaciones Ampliaciones y Mejoras	5.342.208.687
Otros Activos Reales	426.077.500
Activos Intangibles	325.000.000
Incremento de Inventarios	4.072.933.089
Aplicaciones Financieras	**92.164.885.189**
Activos Financieros	92.106.885.189
Incremento de Caja y Bancos	1.322.971.791
Incremento de Inversiones Temporales	25.830.060.745
Incremento de Inversiones y Efectos a Cobrar	6.515.852.653
Concesión de Préstamos	58.438.000.000
Pasivos Financieros	58.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	58.000.000
Disminución de Cuentas y Efectos a Pagar	58.000.000
TOTAL	**798.229.965.843**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Pensiones Personal Militar	Bolívares Pensión	419.191.756.132 32.912
Asignación Causa Muerte Personal Militar	Bolívares Caso	13.104.000 364
Asignación de Antigüedad por Incapacidad	Bolívares Caso	384.271.675 73
Asignación por Muerte en Actos de Servicio	Bolívares Caso	815.089.205 42
Fondo de Contingencia	Bolívares Caso	2.045.728.900 96
Suministros de Medicinas a Familiares Inmediatos	Bolívares Récipe	19.996.003.800 2.761.074
Atención Médico Ambulatoria	Bolívares Consulta	17.472.683.231 2.761.074
Dotación Centro Hospitalarios	Bolívares Centro	6.552.256.211 15
Atención Médico Odontológica	Consulta	75.000
Créditos Hipotecarios	Bolívares Crédito	12.000.000.000 600
Préstamos Personales	Bolívares Préstamo	17.674.000.000 6.488
Préstamos Inmediatos Sisa	Bolívares Préstamo	6.204.000.000 3.876
Créditos Para Compra en Almacenes	Bolívares Crédito	18.000.000.000 226.932
Prestamos Vacacionales	Bolívares Préstamo	2.200.000.000 1.740
Prestamos Educativos	Bolívares Préstamo	240.000.000 2.400
Prestamos Secovimil	Bolívares Préstamo	2.120.000.000 550
Ventas de Vehículos	Bolívares Unidad	36.593.805.790 1.327
Construcción Centro de Afiliación	Centro	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.144**	**6.808.113.515**
Profesional y Técnico	347	3.099.997.352
Administrativo	410	1.920.014.786
Docente	22	174.789.866
Médico	5	32.955.035
Obrero	360	1.580.356.476
Personal Contratado	**66**	**375.521.800**
Administrativo	30	226.060.956
Docente	36	149.460.844
TOTAL	**1.210**	**7.183.635.315**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	36	149.460.844
III	371.236 - 421.235	410	1.920.014.786
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	5	32.955.035
VII	571.236 - 621.235		
VIII	621.236 - 671.235	52	400.850.822
IX	671.236 - 721.235		
X	721.236 - 771.235	347	3.099.997.352
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**850**	**5.603.278.839**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	327	1.414.264.421
III	371.236 - 421.235	33	166.092.055
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**360**	**1.580.356.476**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**230**	**1.040.698.056**
Jubilado	160	770.860.656
Pensionado	70	269.837.400
Obrero	**85**	**327.659.700**
Jubilado	60	231.289.200
Pensionado	25	96.370.500
TOTAL	**315**	**1.368.357.756**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03
4.01	3.162.298.326	3.598.214.607	15.545.988.368
4.02	21.669.687.176	17.197.596.066	2.747.455.764
4.03	107.508.305.424	6.636.275.305	6.421.517.516
4.04	616.467.910	2.269.569.450	2.823.949.967
4.05		61.537.000.000	24.054.032.536
4.06			58.000.000
4.07	447.631.169.863	627.762.392	1.710.447.195
4.08		3.085.430.048	
TOTAL	**580.587.928.699**	**94.951.847.868**	**53.361.391.346**

PROGRAMAS POR PARTIDAS (Continuación)

Código	04	05	99	TOTAL
4.01	889.351.217	1.986.230.460		**25.182.082.978**
4.02	744.788.000	41.065.475.721		**83.425.002.727**
4.03	1.676.716.266	1.317.457.178		**123.560.271.689**
4.04	14.267.282.687	245.706.000		**20.222.976.014**
4.05		6.515.852.653		**92.106.885.189**
4.06				**58.000.000**
4.07		75.600.000		**450.044.979.450**
4.08			544.337.748	**3.629.767.796**
TOTAL	**17.578.138.170**	**51.206.322.012**	**544.337.748**	**798.229.965.843**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Seguridad Social	580.587.928.699
02	Protección Socio-Económica	94.951.847.868
03	Apoyo Técnico Legal	53.361.391.346
04	Planta Física y Equipamiento	17.578.138.170
05	Dirección, Control y Desarrollo Institucional	51.206.322.012
99	Partidas no Asignables a Programas	544.337.748
	TOTAL	**798.229.965.843**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	25.182.082.978
4.02	Materiales y Suministros	83.425.002.727
4.03	Servicios no Personales	123.560.271.689
4.04	Activos Reales	20.222.976.014
4.05	Activos Financieros	92.106.885.189
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	58.000.000
4.07	Transferencias	450.044.979.450
4.08	Otros Gastos de Instituciones Descentralizadas	3.629.767.796
	TOTAL	**798.229.965.843**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**755.582.019.750**
Transferencias Para Financiar Gastos Corrientes	541.791.553.712
Del Sector Público	541.791.553.712
De la Administración Central	541.791.553.712
Recursos Ordinarios	464.776.293.712
Otras Fuentes de Financiamiento	77.015.260.000
Ingresos por Actividades Propias	65.079.289.284
Venta de Bienes	64.336.293.390
Ventas Sector Primario	22.084.866.600
Ventas Industriales	42.138.644.590
Ventas no Industriales	112.782.200
Venta de Servicios	742.995.894
Ventas Servicios Principales	652.575.894
Ventas de Otros Servicios	90.420.000
Otros Ingresos Corrientes	148.711.176.754
Ingresos por Aportes y Contribuciones	70.505.178.685
Cotización 6,5%	51.390.244.796
Cotización 5%	19.114.933.889
Ingresos de la Propiedad	78.205.998.069
Intereses por Dinero en Depósitos	47.603.346.501
Otros Ingresos de la Propiedad	30.602.651.568
Intereses por Prestamos	16.894.465.892
Arrendamiento Tierras y Terrenos	7.418.095.464
Otros Ingresos de Operación	6.290.090.212
B. Gastos Corrientes	**681.769.171.551**
Gastos de Consumo	231.724.192.101
Gastos de Personal	25.182.082.978
Materiales y Suministros	83.425.002.727
Servicios no Personales	123.560.271.689
Variación de Inventarios	(4.072.933.089)
Otros Gastos de Instituciones Descentralizadas	3.629.767.796
Depreciación y Amortización	544.337.748
Pérdidas Ajenas a la Operación	52.800.000
Intereses por Operaciones Financieras	2.877.677.048
Descuentos, Bonificaciones y Devoluciones	154.953.000
Otros Gastos Corrientes	450.044.979.450
Transferencias	450.044.979.450
Transferencias Corrientes al Sector Privado	356.842.406.814
Pensiones	334.047.009.655
Jubilaciones	1.368.357.756
Donaciones a Personas	2.067.328.900
Otras Transferencias	19.358.570.503
Subsidios a Instituciones Benéficas	1.140.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Transferencias Corrientes al Sector Público	7.708.536.720
Dotación Hospital Militar	6.552.256.211
Otras Transferencias	1.156.280.509
Otras Transferencias	85.494.035.916
Aguinaldo Personal Pensionado	85.144.746.477
Aguinaldo Personal Jubilado	342.089.439
Otras Transferencias	7.200.000
C. Resultado Económico : Ahorro/(Desahorro)	**73.812.848.199**
II. Cuenta Capital	
A. Recursos de Capital	**74.357.185.947**
Ahorro en la Cuenta Corriente	73.812.848.199
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	544.337.748
B. Gastos de Capital	**24.295.909.103**
Activos Reales	19.897.976.014
Repuestos y Reparaciones Mayores	1.647.640.500
Adquisición de Maquinarias y Demás Equipos	3.273.689.327
Obras de Infraestructura	7.681.960.000
Estudios y Proyectos Para Inversión en Activo Fijo	1.526.400.000
Conservaciones Ampliaciones y Mejoras	5.342.208.687
Otros Activos Reales	426.077.500
Activos Intangibles	325.000.000
Incrementos de Inventarios	4.072.933.089
C. Resultado Financiero : Superávit / (Déficit)	**50.061.276.844**
III. Cuenta Financiera	
A. Recursos Financieros	**92.164.885.189**
Activos Financieros	34.303.608.345
Recuperación de Préstamos	34.303.608.345
Pasivos Financieros	7.800.000.000
Incremento de Otros Pasivos Circulantes	7.800.000.000
Superávit Financiero	50.061.276.844
B. Aplicaciones Financieras	**92.164.885.189**
Activos Financieros	92.106.885.189
Incremento de Caja y Bancos	1.322.971.791
Incremento de Inversiones Temporales	25.830.060.745
Incremento de Cuentas y Efectos a Cobrar	6.515.852.653
Concesión de Préstamos	58.438.000.000
Pasivos Financieros	58.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	58.000.000
Disminución de Cuentas y Efectos a Pagar	58.000.000

A0065

Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

OFICINA COORDINADORA DE LA PRESTACIÓN DE LOS SERVICIOS EDUCATIVOS DEL MINISTERIO DE LA DEFENSA (OCPSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La OCPSE, es el responsable de la ejecución del programa de otorgamiento de becas para el personal de reservistas recién licenciados y en forma meritoria de la Fuerza Armada Nacional y de atender adecuadamente los requerimientos logísticos de la Dirección del Pre-escolar del Ministerio de la Defensa, ha previsto alcanzar, con los recursos provenientes del CIED-PDVSA y del pago de matrícula por mensualidad del pre-escolar, las siguientes metas: apoyo y atención de 120 niños en edad lactante; 580 niños en edad pre-escolar y 50 niños de educación especial; así como atender a través del Plan de becas General José Antonio Anzoátegui a 30 reservistas y 300 alumnos del Centro de Formación Industrial del Ejército. Para ello se requiere de un presupuesto que asciende a Bs. 643,7 millones, donde el aporte del Ejecutivo Nacional se destinará a financiar los gastos administrativos del Servicio, dado que el personal que aquí labora está adscrito al Despacho de la Defensa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**643.654.964**
Transferencias Para Financiar Gastos Corrientes	371.200.000
Del Sector Público	16.000.000
De la Administración Descentralizada	355.200.000
Ingresos por Actividades Propias	250.000.000
Venta de Servicios	250.000.000
Otros Ingresos Corrientes	22.454.964
Ingresos de la Propiedad	22.454.964
TOTAL	**643.654.964**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**642.800.000**
Gastos de Consumo	16.000.000
Materiales y Suministros	6.908.440
Servicios no Personales	9.091.560
Otros Gastos Corrientes	626.800.000
Transferencias	626.800.000
Transferencias Corrientes al Sector Privado	626.800.000
Aplicaciones Financieras	**854.964**
Activos Financieros	854.964
Incremento de Caja y Bancos	854.964
TOTAL	**643.654.964**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Apoyo Alimenticio y materno infantil a los hijos del personal del Ministerio de la Defensa	Lactante Atendido	120
Apoyar al estudiante pre-escolar del Ministerio de la Defensa	Niño Atendido	580
Apoyar por educación especial a los hijos del personal del Ministerio de la Defensa	Niño Especial Atendido	50
Apoyo al Plan de Capacitación al personal de Reservistas de la FAN	Reservista Atendido	30
Apoyo a los Alumnos del Centro de Formación Industrial del Ejército	Alumno	300

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Oficina Central	643.654.964
	TOTAL	**643.654.964**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.02	Materiales y Suministros	6.908.440
4.03	Servicios no Personales	9.091.560
4.05	Activos Financieros	854.964
4.07	Transferencias	626.800.000
	TOTAL	**643.654.964**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**643.654.964**
Transferencias Para Financiar Gastos Corrientes	371.200.000
Del Sector Público	16.000.000
De la Administración Central	16.000.000
Recursos Ordinarios	16.000.000
De los Entes Descentralizados (CIED-PDVSA)	355.200.000
Ingresos por Actividades Propias	250.000.000
Venta de Servicios	250.000.000
Mensualidades del Preescolar	250.000.000
Otros Ingresos Corrientes	22.454.964
Ingresos de la Propiedad	22.454.964
Otros Ingresos de la Propiedad	22.454.964
Intereses por Depósito del CIED	1.964.964
Intereses por Fideicomiso	20.490.000
B. Gastos Corrientes	**642.800.000**
Gastos de Consumo	16.000.000
Materiales y Suministros	6.908.440
Servicios no Personales	9.091.560
Otros Gastos Corrientes	626.800.000
Transferencias	626.800.000
Transferencias Corrientes al Sector Privado	626.800.000
Alimentación Pre-escolar del Ministerio de la Defensa	250.000.000
Centro de Formación Industrial del Ejercito	355.200.000
Plan de Becas Anzoátegui	21.600.000
C. Resultado Económico : Ahorro	**854.964**
II. Cuenta Capital	
A. Recursos de Capital	**854.964**
Ahorro en la Cuenta Corriente	854.964
C. Resultado Financiero : Superávit	**854.964**
III. Cuenta Financiera	
A. Recursos Financieros	**854.964**
Superávit Financiero	854.964
B. Aplicaciones Financieras	**854.964**
Activos Financieros	854.964
Incremento de Caja y Bancos	854.964

A0066

Servicio Autónomo de Salud de la Fuerza Armada Nacional

SERVICIO AUTÓNOMO DE SALUD DE LA FUERZA ARMADA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo de la Salud de la Fuerza Armada Nacional se propone como objetivo fundamental para este año, brindar atención directa, a través de las dependencias de salud militares a los pacientes que así lo requieran y facilitar de manera indirecta, la atención a través del pago de los exámenes, para los cuales no poseen los equipos para realizarlos; así como transferir a las dependencias médico asistenciales del Despacho de la Defensa diferentes activos que mejorarán la prestación del servicio.

En tal sentido, estima realizar 101.353 consultas por emergencia; 211.068 consultas médicas y 21.858 egresos, entre otros.

De igual forma, prevé equipar a las dependencias médico asistenciales militares con 3 equipos para radiografías, 5 para el servicio de odontología y 2 ambulancias.

Como el SASFAN tiene la responsabilidad de administrar todos los hospitales militares, núcleos médicos y ambulatorios de la Fuerza Armada Nacional, recaudará Bs. 14.460,9 millones para cumplir sus objetivos.

El proyecto de presupuesto se ubica en Bs. 14.460,9 millones, financiado con ingresos corrientes, producto de la recaudación proyectada, la cual obtiene de los diversos hospitales militares y ambulatorios de la fuerza armada nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**14.460.897.000**
Ingresos por Actividades Propias	14.460.897.000
Venta de Servicios	14.460.897.000
TOTAL	**14.460.897.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**13.685.596.000**
Gastos de Consumo	13.310.379.000
Gastos de Personal	1.162.847.000
Materiales y Suministros	8.183.232.000
Servicios no Personales	3.871.270.000
Otros Gastos de Instituciones Descentralizadas	93.030.000
Descuentos, Bonificaciones y Devoluciones	93.030.000
Otros Gastos Corrientes	375.217.000
Transferencias	375.217.000
Otras Transferencias	375.217.000
Gastos de Capital	**126.000.000**
Activos Reales	126.000.000
Adquisición de Maquinarias y Demás Equipos	126.000.000
Aplicaciones Financieras	**649.301.000**
Activos Financieros	649.301.000
Incremento de Caja y Bancos	649.301.000
Total	**14.460.897.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Recaudación	Bolívares	14.460.897.000
Emergencia	Consulta	101.353
Atención Médica	Consulta	211.068
Egreso	Paciente	21.858
Intervenciones Quirúrgicas	Número	5.256
Examen Para Diagnóstico	Número	5.227
Radiografía	Equipo	3
Odontología	Equipo	5
Transporte	Ambulancia	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**55**	**355.355.000**
Administrativo	50	327.212.000
Médico	2	13.109.000
Obrero	3	15.034.000
TOTAL	**55**	**355.355.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	52	340.321.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**52**	**340.321.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	15.034.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3**	**15.034.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección de Coordinación Superior	14.460.897.000
	TOTAL	**14.460.897.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.162.847.000
4.02	Materiales y Suministros	8.183.232.000
4.03	Servicios no Personales	3.871.270.000
4.04	Activos Reales	126.000.000
4.05	Activos Financieros	649.301.000
4.07	Transferencias	375.217.000
4.08	Otros Gastos de Instituciones Descentralizadas	93.030.000
	TOTAL	**14.460.897.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.460.897.000**
Ingresos por Actividades Propias	14.460.897.000
Venta de Servicios	14.460.897.000
Ingresos por Servicios Médicos Hospitalarios	14.460.897.000
B. Gastos Corrientes	**13.685.596.000**
Gastos de Consumo	13.310.379.000
Gastos de Personal	1.162.847.000
Materiales y Suministros	8.183.232.000
Servicios no Personales	3.871.270.000
Otros Gastos de Instituciones Descentralizadas	93.030.000
Descuentos, Bonificaciones y Devoluciones	93.030.000
Otros Gastos Corrientes	375.217.000
Transferencias	375.217.000
Otras Transferencias	375.217.000
Donaciones de Equipos Médicos	375.217.000
C. Resultado Económico : Ahorro/(Desahorro)	**775.301.000**
II. Cuenta Capital	
A. Recursos de Capital	**775.301.000**
Ahorro en la Cuenta Corriente	775.301.000
B. Gastos de Capital	**126.000.000**
Activos Reales	126.000.000
Adquisición de Maquinarias y Demás Equipos	126.000.000
C. Resultado Financiero : Superávit / (Déficit)	**649.301.000**
III. Cuenta Financiera	
A. Recursos Financieros	**649.301.000**
Superávit Financiero	649.301.000
B. Aplicaciones Financieras	**649.301.000**
Activos Financieros	649.301.000
Incremento de Caja y Bancos	649.301.000

A0100

Unidad Naval Coordinadora de los Servicios de Carenado, Reparación de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas (UCOCAR)

UNIDAD NAVAL COORDINADORA DE LOS SERVICIOS DE CARENADO, REPARACIÓN DE CASCO, REPARACIONES Y MANTENIMIENTO DE EQUIPOS Y SISTEMAS (UCOCAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Organismo continuará con su misión de desarrollar integralmente el negocio de reparaciones y construcciones navales, con trabajos de mantenimiento de carenado y reparaciones de casco en cualquiera de las modalidades (varaderos, dique y/o a flote), y en cada una de las actividades de la industria naval que le competan, dentro de las condiciones que fije el Ministerio de la Defensa.

Para el ejercicio fiscal 2005, tiene previsto el logro de las siguientes metas: mantenimiento y/o reparación a 20 buques de la Armada y a 22 buques públicos y privados; dar mantenimiento a 18 embarcaciones menores y cambio de motores; entre otras.

Además, este Servicio Autónomo tiene la responsabilidad de ejecutar los diferentes trabajos solicitados por la Oficina Coordinadora de Hidrografía y Navegación de la Armada (OCHINA) y de la Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR). En el primer caso, dará mantenimiento mayor a 2 lanchas de señalización marítima, 4 trabajos de reparaciones a boyas y la construcción de 6 unidades de pequeño porte. En el segundo caso, realizará trabajos de construcción de muelle, en la agencia de Puerto Cabello.

UCOCAR para este año, presenta una disminución significativa en la plantilla de personal (50%) al pasar de 403 trabajadores a 233, la cual obedece a que en los años anteriores utilizaba la figura de contratación de personas naturales. Sin embargo, debido a que se requiere contar con personal altamente capacitado para concretar algunos trabajos se proyecta la contratación de personas jurídicas, cuyo gasto lo registran a través de los Servicios No Personales.

Dentro de la política de financiamiento, UCOCAR se autofinancia a través de los precios y tarifas, los cuales se aplican con descuento especial sobre las tarifas oficiales para la Armada. La revisión de los mismos se hará mensualmente y sus ajustes estarán basados en los costos de los materiales y mano de obra utilizados durante la prestación del servicio de mantenimiento de carenas y los costos de los servicios contratados para cumplir con el mantenimiento señalado anteriormente.

El proceso de autogestión se utilizará para financiar los programas de inversión relacionados con la compra de máquinas y/o equipos, y los relacionados con la recuperación, construcción y aplicación de obras, mantenimiento de plataforma de 1.500 toneladas métricas para su reactivación, los cuales permitirán incrementar la capacidad productiva de la Unidad y una mayor seguridad física a las personas e instalaciones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**10.237.241.300**
Ingresos por Actividades Propias	10.154.440.000
Venta de Servicios	10.154.440.000
Otros Ingresos Corrientes	82.801.300
Ingresos de la Propiedad	82.801.300
Recursos de Capital	**150.968.400**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.968.400
Recursos Financieros	**455.989.652**
Activos Financieros	20.000.000
Disminución de Otros Activos Circulantes	20.000.000
Pasivos Financieros	435.989.652
Incremento de Pasivos no Circulantes	435.989.652
TOTAL	**10.844.199.352**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**8.126.250.760**
Gastos de Consumo	8.126.250.760
Gastos de Personal	1.179.573.060
Materiales y Suministros	4.879.314.700
Servicios no Personales	1.916.394.600
Otros Gastos de Instituciones Descentralizadas	150.968.400
Depreciación y Amortización	150.968.400
Gastos de Capital	**489.820.400**
Activos Reales	431.980.400
Adquisición de Maquinarias y Demás Equipos	334.028.000
Obras de Infraestructuras - Estudios y Proyectos	49.952.400
Otros Activos Reales	48.000.000
Activos Intangibles	57.840.000
Aplicaciones Financieras	**2.228.128.192**
Activos Financieros	1.981.928.192
Incremento de Caja y Bancos	1.772.138.540
Incremento de Inversiones y Efectos a Cobrar	209.789.652
Pasivos Financieros	246.200.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	246.200.000
Disminución de Cuentas y Efectos a Pagar	246.200.000
TOTAL	**10.844.199.352**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proporcionar mantenimiento y/o reparación en seco a buques de la Armada con desplazamiento no mayor a 500 toneladas	Buque	4
Ejecutar mantenimiento y/o reparación a flote a buques de la Armada con desplazamiento no mayor a 500 toneladas	Buque	16
Proporcionar mantenimiento y/o reparación en seco a buques públicos y/o privados	Buque	22
Reparar y/o mantener embarcaciones menores en fibra de vidrio	Buque	18
Ejecutar cambio de motores	Motor	3
Reparar boyas	Boya	4
Trasladar Radar 3D a Fragatas Misilísticas de la Armada	Radar	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**55**	**331.752.194**
Profesional y Técnico	15	126.222.300
Administrativo	10	45.748.200
Obrero	30	159.781.694
Personal Contratado	**178**	**847.820.866**
Profesional y Técnico	10	84.148.200
Administrativo	15	68.622.300
Obrero	153	695.050.366
TOTAL	**233**	**1.179.573.060**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	10	38.548.200
II	321.236 - 371.235	5	22.274.100
III	371.236 - 421.235	5	25.274.100
IV	421.236 - 471.235	5	28.274.100
V	471.236 - 521.235		
VI	521.236 - 571.235	2	13.709.640
VII	571.236 - 621.235	5	37.274.100
VIII	621.236 - 671.235	5	40.274.100
IX	671.236 - 721.235	5	43.274.100
X	721.236 - 771.235	5	46.274.100
XI	771.236 - 821.235	3	29.564.460
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**50**	**324.741.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	59	227.434.380
II	321.236 - 371.235	49	218.286.180
III	371.236 - 421.235	40	202.192.800
IV	421.236 - 471.235	20	113.096.400
V	471.236 - 521.235	15	93.822.300
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**183**	**854.832.060**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	141.548.767	778.518.220	259.506.073		**1.179.573.060**
4.02	1.805.346.439	1.512.587.557	1.561.380.704		**4.879.314.700**
4.03	57.491.838	1.839.738.816	19.163.946		**1.916.394.600**
4.04	210.622.772	176.335.344	102.862.284		**489.820.400**
4.05				1.981.928.192	**1.981.928.192**
4.06				246.200.000	**246.200.000**
4.08		67.935.780	83.032.620		**150.968.400**
TOTAL	**2.215.009.816**	**4.375.115.717**	**2.025.945.627**	**2.228.128.192**	**10.844.199.352**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección de Coordinación Superior	2.215.009.816
02	Operativos Militares	4.375.115.717
03	Operativos Civiles	2.025.945.627
99	Partidas no Asignables a Programas	2.228.128.192
	TOTAL	**10.844.199.352**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.179.573.060
4.02	Materiales y Suministros	4.879.314.700
4.03	Servicios no Personales	1.916.394.600
4.04	Activos Reales	489.820.400
4.05	Activos Financieros	1.981.928.192
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	246.200.000
4.08	Otros Gastos de Instituciones Descentralizadas	150.968.400
	TOTAL	**10.844.199.352**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.237.241.300**
Ingresos por Actividades Propias	10.154.440.000
Venta de Servicios	10.154.440.000
Ingresos por Servicios	10.154.440.000
Otros Ingresos Corrientes	82.801.300
Ingresos de la Propiedad	82.801.300
Intereses por Dinero en Depósitos	36.598.200
Ingresos por Alquiler	46.203.100
B. Gastos Corrientes	**8.126.250.760**
Gastos de Consumo	8.126.250.760
Gastos de Personal	1.179.573.060
Materiales y Suministros	4.879.314.700
Servicios no Personales	1.916.394.600
Otros Gastos de Instituciones Descentralizadas	150.968.400
Depreciación y Amortización	150.968.400
C. Resultado Económico : Ahorro/(Desahorro)	**2.110.990.540**
II. Cuenta Capital	
A. Recursos de Capital	**2.261.958.940**
Ahorro en la Cuenta Corriente	2.110.990.540
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	150.968.400
B. Gastos de Capital	**489.820.400**
Activos Reales	431.980.400
Adquisición de Maquinarias y Demás Equipos	334.028.000
Obras de Infraestructura	49.952.400
Otros Activos Reales	48.000.000
Activos Intangibles	57.840.000
C. Resultado Financiero : Superávit/(Déficit)	**1.772.138.540**
III. Cuenta Financiera	
A. Recursos Financieros	**2.228.128.192**
Activos Financieros	20.000.000
Disminución de Otros Activos Circulantes	20.000.000
Pasivos Financieros	435.989.652
Incremento de Pasivos no Circulantes	435.989.652
Superávit Financiero	1.772.138.540
B. Aplicaciones Financieras	**2.228.128.192**
Activos Financieros	1.981.928.192
Incremento de Caja y Bancos	1.772.138.540
Incremento de Cuentas y Efectos a Cobrar	209.789.652
Pasivos Financieros	246.200.000
Servicio de la Deuda y Disminución de Otros Pasivos	246.200.000
Disminución de Cuentas y Efectos a Pagar	246.200.000

A0126

Fondo Autónomo de Inversiones y Previsión Socio-económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO-ECONÓMICA PARA LOS EMPLEADOS Y OBREROS DE LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Fondo Autónomo de Inversiones y Previsión Socio – Económica para Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA), es una institución cuya misión consiste en proporcionar bienestar social al personal de empleados y obreros que laboran para las Fuerzas Armadas Nacionales y sus familiares inmediatos; así como también administrar las inversiones y colocaciones a fin de producir recursos que coadyuven al cumplimiento de los objetivos de la Asociación. La principales áreas atendidas son la de la salud física y mental, vivienda, cultura, educación, recreación, ahorro, créditos y otros aspectos que contribuyan al mejoramiento del nivel de vida.

El presupuesto para el año 2005, se ubica en Bs. 2.929,3 millones, el cual será financiado con recursos provenientes del Ministerio de la Defensa por Bs. 1.172,8 millones, y sus recursos propios discriminados de la siguiente manera: ingresos de la propiedad por Bs. 450,1 millones; ingresos por actividades propias por Bs. 347,1 millones; ingresos por recursos de capital Bs. 15,1 millones; recuperación de préstamos Bs. 244,6 millones; Bs. 279,1 millones por disminución de otros activos circulantes y movimientos financieros por incremento de pasivos Bs. 420,5 millones.

Los gastos de FONDOEFA se orientarán principalmente a ampliar la cobertura de los servicios de bienestar social y a racionalizar las erogaciones para la operatividad, sin renunciar a los niveles de eficiencia en la atención a sus afiliados.

El Organismo estima realizar las siguientes actividades:

- Cubrir los aspectos de Bienestar Social, en beneficio del personal civil que trabaja para las Fuerzas Armadas Nacionales y sus familiares inmediatos.
- Atender a los hijos de empleados y obreros en la edad pre-escolar (de 2 a 6 años), los cuales recibirán atención pedagógica, pediátrica, odontológica, psicológica, servicio de comedor y recreación dirigida.
- Prestar asesoramiento jurídico gratuito al personal civil que así lo requiera.
- Otorgar soluciones habitacionales al personal de empleados y obreros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.969.962.949**
Transferencias Para Financiar Gastos Corrientes	1.172.848.888
Del Sector Público	1.172.848.888
Ingresos por Actividades Propias	347.124.000
Venta de Servicios	347.124.000
Otros Ingresos Corrientes	449.990.061
Ingresos de la Propiedad	449.990.061
Recursos de Capital	**15.062.736**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.062.736
Recursos Financieros	**944.224.942**
Activos Financieros	523.744.003
Disminución de Inversiones Temporales	279.101.699
Recuperación de Préstamos	244.642.304
Pasivos Financieros	420.480.939
Incremento de Cuentas y Efectos a Pagar	28.215.000
Incremento de Otros Pasivos Financieros	392.265.939
Circulantes	216.000.000
No Circulantes	176.265.939
TOTAL	**2.929.250.627**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.876.334.419**
Gastos de Consumo	1.592.334.419
Gastos de Personal	1.189.778.111
Materiales y Suministros	55.293.572
Servicios no Personales	161.200.000
Otros Gastos de Instituciones Descentralizadas	186.062.736
Depreciación y Amortización	15.062.736
Intereses por Operaciones Financieras	171.000.000
Otros Gastos Corrientes	284.000.000
Transferencias	284.000.000
Transferencias Corrientes al Sector Privado	284.000.000
Gastos de Capital	**18.522.000**
Activos Reales	15.522.000
Adquisición de Maquinarias y Demás Equipos	15.522.000
Activos Intangibles	3.000.000
Aplicaciones Financieras	**1.034.394.208**
Activos Financieros	1.034.394.208
Incremento de Caja y Bancos	21.591.676
Concesión de Préstamos	600.000.000
Incremento de Otros Activos Financieros	412.802.532
Circulantes	243.409.376
No Circulantes	169.393.156
Total	**2.929.250.627**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Consultas Medicas.	Consulta	13.000
Otorgar Ayudas Asistenciales Para Solventar Gastos Urgentes de Atención Social.	Ayuda	862
Conceder Prestamos Personales al Personal de Empleados y Obreros de la Fuerzas Armadas Nacionales	Préstamo Personal	1.476
Educación Preescolar y Jardín de Infancia	Niño	80
Atender a Ahorristas.	Ahorrista	12.000
Realizar Consultas en el Centro Odontológico de Fondoefa	Paciente	1.850
Prestar Asistencia Médica en el Servicio de Pediatría a los Niños del Personal Civil y Alumnos	Niño Atendido	350

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**87**	**461.704.650**
Directivo	4	54.590.565
Profesional y Técnico	32	208.014.712
Administrativo	28	109.212.960
Obrero	23	89.886.413
Personal Contratado	**5**	**20.309.645**
Profesional y Técnico	3	12.600.000
Obrero	2	7.709.645
TOTAL	**92**	**482.014.295**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	30	117.142.785
III	371.236 - 421.235	6	26.796.768
IV	421.236 - 471.235	14	77.083.155
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	7	50.758.995
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.096.771
X	721.236 - 771.235		
XI	771.236 - 821.235	4	37.763.804
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	10.879.816
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	4	55.896.143
	TOTAL	**67**	**384.418.237**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	24	92.515.738
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.080.320
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**25**	**97.596.058**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Bienestar Social	2.929.250.627
	TOTAL	**2.929.250.627**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.189.778.111
4.02	Materiales y Suministros	55.293.572
4.03	Servicios no Personales	161.200.000
4.04	Activos Reales	18.522.000
4.05	Activos Financieros	1.034.394.208
4.07	Transferencias	284.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	186.062.736
	TOTAL	**2.929.250.627**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.969.962.949**
Transferencias Para Financiar Gastos Corrientes	1.172.848.888
Del Sector Público	1.172.848.888
De la Administración Central	1.172.848.888
Recursos Ordinarios	1.172.848.888
Ingresos por Actividades Propias	347.124.000
Venta de Servicios	347.124.000
Jardín de Infancia	214.200.000
Centro Odontológico	36.000.000
Comedor	36.000.000
Alquileres Locales	36.924.000
Otros	24.000.000
Otros Ingresos Corrientes	449.990.061
Ingresos de la Propiedad	449.990.061
Intereses por Dinero en Depósitos	150.000.000
Otros Ingresos de la Propiedad	299.990.061
Intereses por Préstamos Concedidos	299.990.061
B. Gastos Corrientes	**1.876.334.419**
Gastos de Consumo	1.592.334.419
Gastos de Personal	1.189.778.111
Materiales y Suministros	55.293.572
Servicios no Personales	161.200.000
Otros Gastos de Instituciones Descentralizadas	186.062.736
Depreciación y Amortización	15.062.736
Intereses por Operaciones Financieras	171.000.000
Otros Gastos Corrientes	284.000.000
Transferencias	284.000.000
Transferencias Corrientes al Sector Privado	284.000.000
Pensiones y Jubilaciones	284.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**93.628.530**
II. Cuenta Capital	
A. Recursos de Capital	**108.691.266**
Ahorro en la Cuenta Corriente	93.628.530
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	15.062.736
B. Gastos de Capital	**18.522.000**
Activos Reales	15.522.000
Adquisición de Maquinarias y Demás Equipos	15.522.000
Activos Intangibles	3.000.000
C. Resultado Financiero : Superávit / (Déficit)	**90.169.266**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**1.034.394.208**
Activos Financieros	523.744.003
Disminución de Inversiones Temporales	279.101.699
Recuperación de Préstamos	244.642.304
Pasivos Financieros	420.480.939
Incremento de Cuentas y Efectos a Pagar	28.215.000
Incremento de Otros Pasivos Financieros	216.000.000
Circulantes	392.265.939
No Circulantes	176.265.939
Superávit Financiero	90.169.266
B. Aplicaciones Financieras	**1.034.394.208**
Activos Financieros	1.034.394.208
Incremento de Caja y Bancos	21.591.676
Concesión de Préstamos	600.000.000
Incremento de Otros Activos Financieros	412.802.532
Circulantes	243.409.376
No Circulantes	169.393.156

A0157

Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)

SERVICIO AUTÓNOMO DE BIENES Y SERVICIOS DEL EJÉRCITO (SABSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo de Bienes y Servicios del Ejército tiene a su cargo la producción, distribución y venta de bienes, tales como víveres, vestimenta y calzados; así como la prestación de servicios de farmacia, panadería, lavandería, tintorería, arrendamientos de infraestructuras, entre otros.

Para el año 2005 prevé efectuar entre sus metas, la fabricación y venta de 25.000 pares de calzado para el personal militar, 25.000 uniformes para la Fuerza Armada y 10.000 literas, además del arrendamiento de 30 locales comerciales a empresas privadas, entre otras.

Con la finalidad de llevar a cabo la realización de sus actividades, formula un proyecto de presupuesto que asciende a Bs. 7.847,4 millones, financiado por ingresos corrientes, recursos de capital y financieros, equivalentes al 78,4%, 1,1% y 20,5% del total, respectivamente.

El presupuesto de gastos comprende las erogaciones por funcionamiento y mantenimiento, servicios no personales, adquisición de materiales, suministros, maquinarias y equipos, para incrementar los niveles de producción, el acondicionamiento y mejora de las instalaciones asignadas al Servicio Autónomo, como su sede principal y las fábricas ubicadas en la zona industrial cívico-militar Tiuna.

La demanda potencial de productos y servicios de uso común para los Componentes de la Fuerza Armada Nacional y el alto valor agregado de sus productos, hace que los bienes fabricados reúnan las especificaciones técnicas establecidas, a parte de ofrecer los mejores precios en comparación con los del mercado nacional e internacional.

Los recursos humanos están conformados por un número de veintisiete (27) contratados. No obstante, un elevado porcentaje de personal que participa en el proceso productivo pertenece a la nómina del Ministerio de la Defensa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**6.153.404.000**
Ingresos por Actividades Propias	6.028.904.000
Venta de Bienes	5.300.000.000
Venta de Servicios	728.904.000
Otros Ingresos Corrientes	124.500.000
Ingresos de la Propiedad	112.500.000
Otros Ingresos Diversos	12.000.000
Recursos de Capital	**84.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	84.000.000
Recursos Financieros	**1.610.000.000**
Activos Financieros	1.610.000.000
Disminución de Inversiones Temporales	1.610.000.000
TOTAL	**7.847.404.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.866.002.988**
Gastos de Consumo	5.826.002.988
Gastos de Personal	533.768.988
Materiales y Suministros	5.059.874.000
Servicios no Personales	148.360.000
Otros Gastos de Instituciones Descentralizadas	84.000.000
Depreciación y Amortización	84.000.000
Otros Gastos Corrientes	40.000.000
Transferencias	40.000.000
Transferencias Corrientes al Sector Privado	40.000.000
Gastos de Capital	**50.000.000**
Activos Reales	50.000.000
Adquisición de Maquinarias y Demás Equipos	50.000.000
Aplicaciones Financieras	**1.931.401.012**
Activos Financieros	1.931.401.012
Incremento de Caja y Bancos	1.931.401.012
Total	**7.847.404.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Arrendar Locales Comerciales	Local	30
Fabricación y Venta de Calzados Militares	Par de Zapatos	25.000
Fabricación y Venta de Literas	Litera	10.000
Fabricación y Venta de Uniformes	Unidad	25.000
Venta de Vehículos	Vehículo	25

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**27**	**143.744.052**
Profesional y Técnico	8	69.935.544
Administrativo	9	34.703.100
Obrero	10	39.105.408
TOTAL	**27**	**143.744.052**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	9	34.703.100
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	3	24.586.164
X	721.236 - 771.235	5	45.349.380
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**17**	**104.638.644**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	10	39.105.408
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**39.105.408**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios de Apoyo y Producción	7.847.404.000
	TOTAL	**7.847.404.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	533.768.988
4.02	Materiales y Suministros	5.059.874.000
4.03	Servicios no Personales	148.360.000
4.04	Activos Reales	50.000.000
4.05	Activos Financieros	1.931.401.012
4.07	Transferencias	40.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	84.000.000
	TOTAL	**7.847.404.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.153.404.000**
Ingresos por Actividades Propias	6.028.904.000
Venta de Bienes	5.300.000.000
Venta de Calzado Militar	1.875.000.000
Venta de Literas	800.000.000
Venta de Uniformes	625.000.000
Venta de Vehículos	2.000.000.000
Venta de Servicios	728.904.000
Ingresos por Arrendamientos	692.904.000
Venta Suministros de Farmacia	36.000.000
Otros Ingresos Corrientes	124.500.000
Ingresos de la Propiedad	112.500.000
Intereses por Dinero en Depósitos	112.500.000
Otros Ingresos Diversos	12.000.000
B. Gastos Corrientes	**5.866.002.988**
Gastos de Consumo	5.826.002.988
Gastos de Personal	533.768.988
Materiales y Suministros	5.059.874.000
Servicios no Personales	148.360.000
Otros Gastos de Instituciones Descentralizadas	84.000.000
Depreciación y Amortización	84.000.000
Otros Gastos Corrientes	40.000.000
Transferencias	40.000.000
Transferencias Corrientes al Sector Privado	40.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**287.401.012**
II. Cuenta Capital	
A. Recursos de Capital	**371.401.012**
Ahorro en la Cuenta Corriente	287.401.012
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	84.000.000
B. Gastos de Capital	**50.000.000**
Activos Reales	50.000.000
Adquisición de Maquinarias y Demás Equipos	50.000.000
C. Resultado Financiero : Superávit / (Déficit)	**321.401.012**
III. Cuenta Financiera	
A. Recursos Financieros	**1.931.401.012**
Activos Financieros	1.610.000.000
Disminución de Inversiones Temporales	1.610.000.000
Superávit Financiero	321.401.012
B. Aplicaciones Financieras	**1.931.401.012**
Activos Financieros	1.931.401.012
Incremento de Caja y Bancos	1.931.401.012

A0192
Oficina Coordinadora de Hidrografía y
Navegación (OCHINA)

OFICINA COORDINADORA DE HIDROGRAFÍA Y NAVEGACIÓN (OCHINA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Oficina Coordinadora de Hidrografía y Navegación (OCHINA) continuará con la misión de recaudar, administrar e invertir los recursos financieros provenientes de la aplicación de la Ley de Faros y Boyas; planificar y controlar conjuntamente con la Dirección de Hidrografía y Navegación las acciones que garanticen la disponibilidad operacional, confiabilidad y actualización del Sistema Nacional de Señalización Marítima y Otras Ayudas a la Navegación, empleando de modo preferencial medios de la Armada, con la finalidad de proporcionar seguridad a la navegación en los espacios acuáticos sujetos a la soberanía y jurisdicción de la República.

De las líneas estratégicas de acción de la Armada, se derivan cuatro tareas fundamentales inherentes a la misión y funcionamiento del Servicio Autónomo de la Oficina Coordinadora de Hidrografía y Navegación (OCHINA), las cuales se señalan a continuación:

- Diseñar los mecanismos de control y fortalecer las capacidades para garantizar la seguridad de la vida humana en los espacios acuáticos.
- Acentuar la vigilancia y control del mar territorial, zonas contiguas y económica exclusiva para impedir la explotación de los recursos vivos y la explotación no autorizada de recursos no renovables.
- Estimular las actividades de investigación científica en espacios marítimos, orientados a conocer el potencial e inventario de los recursos vivos y no vivos.
- Fortalecer la capacidad de permanencia en la mar como elemento de disuasión en apoyo a la política exterior del Estado.

En concordancia con las líneas de acción enfocadas para el año 2005, OCHINA prevé alcanzar entre otras, las siguientes metas: recaudar por la aplicación de Ley de Faros y Boyas Bs. 21.975,0 millones; la comercialización de cartas náuticas y otros servicios Bs. 345,0 millones; instalar 12 sistemas lumínicos; realizar 16 inspecciones a faros y boyas y llevar a cabo 12 mantenimientos preventivos y 8 correctivos a los citados faros y boyas.

Con el propósito de alcanzar estas actividades, proyecta un presupuesto de Bs. 24.964,7 millones, el cual se financiará con ingresos corrientes por Bs. 22.320,0 millones; recursos propios de capital por Bs. 1.091,1 millones y financieros por Bs. 1.553,6 millones.

La inversión esperada en activos reales se ubica en Bs. 7.560,9 millones, la cual se destinará hacia la adquisición de maquinarias, repuestos y equipos, así como a la adquisición de equipos de comunicaciones y de señalamiento, entre otros.

Como resultado de sus actividades económicas, prevé obtener en cuenta corriente un ahorro de Bs. 4.974,9 millones, y en la cuenta capital un déficit financiero por Bs. 1.553,6 millones, el cual se cubrirá con la disminución de caja y bancos y el incremento de las cuentas por pagar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**22.320.000.000**
Ingresos por Actividades Propias	345.000.000
Venta de Servicios	345.000.000
Ingresos no Tributarios	21.975.000.000
Ingresos por Tasas	21.975.000.000
Recursos de Capital	**1.091.154.476**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.091.154.476
Recursos Financieros	**1.553.590.000**
Activos Financieros	1.353.590.000
Disminución de Caja y Bancos	1.353.590.000
Pasivos Financieros	200.000.000
Incremento de Cuentas a Pagar	200.000.000
TOTAL	**24.964.744.476**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**17.345.105.476**
Gastos de Consumo	16.026.554.476
Gastos de Personal	4.237.150.000
Materiales y Suministros	4.773.397.000
Servicios no Personales	5.924.853.000
Otros Gastos de Instituciones Descentralizadas	1.091.154.476
Depreciación y Amortización	1.091.154.476
Otros Gastos Corrientes	1.318.551.000
Transferencias	1.318.551.000
Transferencias Corrientes al Sector Público	1.318.551.000
Gastos de Capital	**7.619.639.000**
Activos Reales	7.560.859.000
Repuestos y Reparaciones Mayores	1.469.898.000
Adquisición de Maquinarias y Demás Equipos	4.661.961.000
Otros Activos Reales	1.429.000.000
Activos Intangibles	58.780.000
TOTAL	**24.964.744.476**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Inspección y Recorrido de Faros, Boyas, Racones y Demás Medios de Señalización Marítima	Inspección	16
Mantenimiento Preventivo de Faros, Boyas, Racones y Demás Medios de Señalización Marítima	Mantenimiento	12
Mantenimiento Correctivo de Faros, Boyas, Racones y Demás Medios de Señalización Marítima	Mantenimiento	8
Mantenimiento de Emergencia de los Faros, Boyas, Racones y Demás Medios de Señalización Marítima	Mantenimiento	12
Mantenimiento Preventivo y Correctivo a las Unidades Navales y Terrestres de Vigilar el Sinsema.	Mantenimiento	24
Instalación de Sistemas de Ayudas Visuales a la Navegación	Sistema Lumínico	12
Desarrollar el Proyecto de Instalación de Racones en Puntos Estratégicos de las Costas e Islas Venezolanas.	Proyecto	2
Desarrollar el Sistema de Estaciones de Posicionamiento Global (d.g.p.s.).	Estación	4
Ejecutar el Proyecto de Construcción de Faros Estratégicos.	Proyecto	1
Recaudar los Recursos Provenientes de la Aplicación de la Ley de Faros y Boyas.	Millones de Bs.	21.975
Comercializar Cartas Náuticas y Otros Servicios	Millones de Bs.	345

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**125**	**1.476.634.817**
Directivo	15	319.938.993
Profesional y Técnico	50	723.373.520
Administrativo	31	228.646.860
Obrero	29	204.675.444
Personal Contratado	**13**	**97.680.000**
Profesional y Técnico	8	70.680.000
Administrativo	2	10.800.000
Obrero	3	16.200.000
TOTAL	**138**	**1.574.314.817**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.196.748
V	471.236 - 521.235		
VI	521.236 - 571.235	3	18.871.452
VII	571.236 - 621.235	13	93.494.700
VIII	621.236 - 671.235	18	141.405.828
IX	671.236 - 721.235	1	8.478.132
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	3	30.379.331
XIII	871.236 - 921.235	3	32.277.474
XIV	921.236 - 971.235	10	115.259.982
XV	971.236 - 1.021.235	10	118.665.294
XVI	1.021.236 - 1.071.235	1	12.431.288
XVII	1.071.236 - MAS	41	765.979.144
	TOTAL	**106**	**1.353.439.373**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.200.000
V	471.236 - 521.235		
VI	521.236 - 571.235	11	72.279.540
VII	571.236 - 621.235	17	124.584.636
VIII	621.236 - 671.235	1	7.811.268
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**32**	**220.875.444**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	4.237.150.000		**4.237.150.000**
4.02	4.773.397.000		**4.773.397.000**
4.03	5.924.853.000		**5.924.853.000**
4.04	7.619.639.000		**7.619.639.000**
4.07		1.318.551.000	**1.318.551.000**
4.08		1.091.154.476	**1.091.154.476**
TOTAL	**22.555.039.000**	**2.409.705.476**	**24.964.744.476**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Sistema Nacional de Señalización y Ayudas a la Navegación	22.555.039.000
99	Partidas no Asignables a Programas	2.409.705.476
	TOTAL	**24.964.744.476**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.237.150.000
4.02	Materiales y Suministros	4.773.397.000
4.03	Servicios no Personales	5.924.853.000
4.04	Activos Reales	7.619.639.000
4.07	Transferencias	1.318.551.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.091.154.476
	TOTAL	**24.964.744.476**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**22.320.000.000**
Ingresos por Actividades Propias	345.000.000
Venta de Servicios	345.000.000
Ingresos no Tributarios	21.975.000.000
Ingresos por Tasas	21.975.000.000
B. Gastos Corrientes	**17.345.105.476**
Gastos de Consumo	16.026.554.476
Gastos de Personal	4.237.150.000
Materiales y Suministros	4.773.397.000
Servicios no Personales	5.924.853.000
Otros Gastos de Instituciones Descentralizadas	1.091.154.476
Depreciación y Amortización	1.091.154.476
Otros Gastos Corrientes	1.318.551.000
Transferencias	1.318.551.000
Transferencias Corrientes al Sector Público	1.318.551.000
C. Resultado Económico : Ahorro/(Desahorro)	**4.974.894.524**
II. Cuenta Capital	
A. Recursos de Capital	**6.066.049.000**
Ahorro en la Cuenta Corriente	4.974.894.524
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.091.154.476
B. Gastos de Capital	**7.619.639.000**
Activos Reales	7.560.859.000
Repuestos y Reparaciones Mayores	1.469.898.000
Adquisición de Maquinarias y Demás Equipos	4.661.961.000
Otros Activos Reales	1.429.000.000
Activos Intangibles	58.780.000
C. Resultado Financiero : Superávit / (Déficit)	**(1.553.590.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.553.590.000**
Activos Financieros	1.353.590.000
Disminución de Caja y Bancos	1.353.590.000
Pasivos Financieros	200.000.000
Incremento de Cuentas a Pagar	200.000.000
B. Aplicaciones Financieras	**1.553.590.000**
Déficit Financiero	1.553.590.000

A0193

Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

OFICINA COORDINADORA DE APOYO MARÍTIMO DE LA ARMADA (OCAMAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR) continuará desarrollando su misión fundamental de efectuar operaciones de transporte marítimo y servicios portuarios, en apoyo a la Fuerza Armada Nacional, con la finalidad de promover el desarrollo integral del negocio naviero.

Así mismo, se proseguirá con el desarrollo de las áreas de agente naviero y aduanal en oficinas ubicadas en Puerto Cabello, Maracaibo, Punto Fijo, Puerto La Cruz y La Guaira, con atención a buques de PDV-Marina, que permita a la Armada consolidar las actividades asignadas a este Servicio Autónomo. En el área de transporte se desarrollará y fortalecerá las rutas de cabotaje y de ultramar, con el logro de acuerdos y/o contratos de servicios con organismos públicos y privados, para lo cual se dispone principalmente de los Transporte tipo LST Clase "CAPANA", haciendo énfasis en el desarrollo de las rutas hacia el Caribe Oriental, realizar estudios para el fletamento de unidades y adquisición de flota propia, y fortalecer el transporte y suministro del combustible en alta mar.

En el área de servicios portuarios y de almacén el Servicio Autónomo cuenta actualmente con el Puerto de OCAMAR, ubicado en la Base Naval CA. Agustín Armario en Puerto Cabello, constituido por tres (03) muelles con seis (06) puestos de atraque, patios y almacenes; lo que permitirá fortalecer el desarrollo de estas actividades avalados con la certificación del Código de Protección de Buques e Instalaciones Portuarias (PBIP) otorgada por el Instituto Nacional de Espacios Acuáticos (INEA); para lo cual se plantea consolidar los siguientes aspectos:

- Establecimiento de asociaciones estratégicas con empresas públicas y privadas.
- Captación de clientes que garanticen la explotación a plena capacidad.
- Mantenimiento de régimen tarifario adecuado al mercado.
- Mantenimiento a las instalaciones y acondicionamiento de almacenes y patios.
- Ejecutar convenios que conduzcan a la modernización del puerto de OCAMAR Puerto Cabello.

En el proceso de dar apoyo en la operación de los terminales petroleros de Carenero y Catia la Mar, OCAMAR ha convenido con PDVSA en asistir a la operación mediante el apoyo logístico portuario con el aporte de lanchas, equipos y herramientas, en tanto que el personal es responsabilidad de PDVSA.

Otro aspecto a desarrollar por el Servicio Autónomo esta referido al permiso obtenido del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), para operar como Almacén General de Depósito, lo que permitirá a OCAMAR, cumplir esta actividad en forma directa.

Para el logro y consolidación de los objetivos plasmados en el Plan Operativo Anual, el Organismo estima para el ejercicio fiscal 2005 un presupuesto por Bs. 19.128,2 millones, que se traducen en la consecución de las siguientes metas: efectuar la movilización de 45.000 toneladas métricas de combustible a través de transporte marítimo; realizar operaciones de transporte marítimo entre puertos nacionales y extranjeros, con la movilización de 20.614 toneladas métricas; prestar servicios relativos al muellaje, con la atención de 168 buques; prestar servicios portuarios relativos al uso de superficie de muelle, con la atención de 897.240 toneladas métricas de carga suelta y 6.000 contenedores; realizar actividades de acarreo y almacenaje de 36.000 toneladas métricas de carga suelta y 6.000 contenedores; efectuar operaciones de agenciamiento, con la atención de 288 buques. Para el logro de estas metas en el área operativa se requerirá de 104.000 horas/hombre en las actividades administrativas y de logística.

Los ingresos estimados por el Servicio son producto de la política de precios, la cual es adecuada al mercado de fletes y pasajes, manteniendo las tarifas existentes para el mercado del Caribe, mientras que para los servicios extraordinarios se establecen convenios adecuados a la estructura de costos para cada caso.

La política de gastos, será orientada a fortalecer las áreas operativas especialmente el mantenimiento de las unidades de producción y la adquisición de activos, con la finalidad de alcanzar las metas previstas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**18.172.623.584**
Ingresos por Actividades Propias	17.848.623.584
Venta de Servicios	17.848.623.584
Otros Ingresos Corrientes	324.000.000
Ingresos de la Propiedad	324.000.000
Recursos de Capital	**106.710.943**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	106.710.943
Recursos Financieros	**848.858.876**
Activos Financieros	716.239.110
Disminución de Cuentas y Efectos a Cobrar	715.375.012
Disminución de Otros Activos Circulantes	864.098
Pasivos Financieros	132.619.766
Incremento de Otros Pasivos Circulantes	132.619.766
TOTAL	**19.128.193.403**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**16.558.599.854**
Gastos de Consumo	16.558.599.854
Gastos de Personal	2.630.084.141
Materiales y Suministros	3.859.701.953
Servicios no Personales	9.716.634.582
Otros Gastos de Instituciones Descentralizadas	352.179.178
Depreciación y Amortización	106.710.943
Perdidas Ajenas a la Operación	245.468.235
Gastos de Capital	**1.524.023.730**
Activos Reales	1.449.023.730
Adquisición de Maquinarias y Demás Equipos	1.449.023.730
Activos Intangibles	75.000.000
Aplicaciones Financieras	**1.045.569.819**
Activos Financieros	573.129.616
Incremento de Caja y Bancos	573.129.616
Pasivos Financieros	472.440.203
Servicio de la Deuda Pública y Disminución de Otros Pasivos	472.440.203
Disminución de Cuentas y Efectos a Pagar	450.095.012
Disminución de Otros Pasivos no Circulantes	22.345.191
TOTAL	**19.128.193.403**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Dirección y Coordinación	Horas/Hombre	104.000
Transporte Marítimo	Tonelada Métrica	20.614
Convenios de Transporte	Tonelada Métrica	45.000
Servicio de Muellaje	Buque Atendido	168
Servicio Uso de Superficie	Tonelada Métrica Contenedor	897.240 6.000
Servicio de Almacén	Tonelada Métrica Contenedor	36.000 6.000
Servicio de Agenciamiento	Buque Atendido	288
Logística Portuaria	Servicio Prestado	360

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**48**	**515.558.012**
Profesional y Técnico	22	341.666.952
Administrativo	16	112.278.572
Obrero	10	61.612.488
Personal Contratado	**55**	**400.176.318**
Profesional y Técnico	22	226.572.126
Administrativo	10	58.344.936
Obrero	23	115.259.256
TOTAL	**103**	**915.734.330**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	6	30.067.620
IV	421.236 - 471.235	5	26.349.600
V	471.236 - 521.235	1	6.044.364
VI	521.236 - 571.235	3	20.214.227
VII	571.236 - 621.235	9	64.319.243
VIII	621.236 - 671.235		
IX	671.236 - 721.235	8	65.563.104
X	721.236 - 771.235	2	17.794.008
XI	771.236 - 821.235	2	19.653.910
XII	821.236 - 871.235	4	40.150.704
XIII	871.236 - 921.235	2	21.609.742
XIV	921.236 - 971.235	4	45.374.508
XV	971.236 - 1.021.235	4	47.212.152
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	20	334.509.404
	TOTAL	**70**	**738.862.586**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	24	120.270.528
IV	421.236 - 471.235		
V	471.236 - 521.235	4	24.094.320
VI	521.236 - 571.235	5	32.506.896
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**33**	**176.871.744**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	1.283.351.393	332.860.896	1.013.871.852	**2.630.084.141**
4.02	1.256.879.208	1.216.817.893	1.386.004.852	**3.859.701.953**
4.03	986.950.041	1.909.302.433	6.820.382.108	**9.716.634.582**
4.04	269.235.763	651.933.428	602.854.539	**1.524.023.730**
4.05	573.129.616			**573.129.616**
4.06	472.440.203			**472.440.203**
4.08	352.179.178			**352.179.178**
TOTAL	**5.194.165.402**	**4.110.914.650**	**9.823.113.351**	**19.128.193.403**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	5.194.165.402
02	Transporte Marítimo y Conexos	4.110.914.650
03	Servicios Portuarios	9.823.113.351
	TOTAL	**19.128.193.403**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.630.084.141
4.02	Materiales y Suministros	3.859.701.953
4.03	Servicios no Personales	9.716.634.582
4.04	Activos Reales	1.524.023.730
4.05	Activos Financieros	573.129.616
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	472.440.203
4.08	Otros Gastos de Instituciones Descentralizadas	352.179.178
	TOTAL	**19.128.193.403**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.172.623.584**
Ingresos por Actividades Propias	17.848.623.584
Venta de Servicios	17.848.623.584
Transporte Marítimo	3.697.772.000
Servicios Portuarios	14.150.851.584
Otros Ingresos Corrientes	324.000.000
Ingresos de la Propiedad	324.000.000
Intereses por Dinero en Depósitos	324.000.000
B. Gastos Corrientes	**16.558.599.854**
Gastos de Consumo	16.558.599.854
Gastos de Personal	2.630.084.141
Materiales y Suministros	3.859.701.953
Servicios no Personales	9.716.634.582
Otros Gastos de Instituciones Descentralizadas	352.179.178
Depreciación y Amortización	106.710.943
Pérdidas Ajenas a la Operación	245.468.235
C. Resultado Económico : Ahorro/(Desahorro)	**1.614.023.730**
II. Cuenta Capital	
A. Recursos de Capital	**1.720.734.673**
Ahorro en la Cuenta Corriente	1.614.023.730
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	106.710.943
B. Gastos de Capital	**1.524.023.730**
Activos Reales	1.449.023.730
Adquisición de Maquinarias y Demás Equipos	1.449.023.730
Activos Intangibles	75.000.000
C. Resultado Financiero : Superávit/(Déficit)	**196.710.943**
III. Cuenta Financiera	
A. Recursos Financieros	**1.045.569.819**
Activos Financieros	716.239.110
Disminución de Cuentas y Efectos a Cobrar	715.375.012
Disminución de Otros Activos Circulantes	864.098
Pasivos Financieros	132.619.766
Incremento de Otros Pasivos Circulantes	132.619.766
Superávit Financiero	196.710.943
B. Aplicaciones Financieras	**1.045.569.819**
Activos Financieros	573.129.616
Incremento de Caja y Bancos	573.129.616
Pasivos Financieros	472.440.203
Servicio de la Deuda y Disminución de Otros Pasivos	472.440.203
Disminución de Cuentas y Efectos a Pagar	450.095.012
Disminución de Otros Pasivos no Circulantes	22.345.191

A0194

Servicio Autonómo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

SERVICIO AUTONÓMO SIN PERSONALIDAD JURÍDICA DE LA FUERZA AÉREA VENEZOLANA (SAFAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Organismo continuará con el cumplimiento de los objetivos fundamentales previstos en su Decreto de creación, tales como: el entrenamiento fisiológico para las tripulaciones aéreas; la prestación de servicios médicos especializados; la realización de cursos de idiomas, el transporte de carga y pasajeros, cuando existan condiciones especiales o de excedencia; el entrenamiento de vuelo instrumental y aeronáutico, la reparación y calibración de equipos electrónicos, de medición y aeronáutico y la elaboración de estudios meteorológicos.

Para el presente ejercicio fiscal proyecta como metas: dictar 3.840 horas en cursos de inglés, a fin de proporcionar los conocimientos y habilidades en el manejo de este idioma a la comunidad en general; efectuar la reparación y calibración de 651 equipos electrónicos; realizar 6 vuelos para transportar carga comercial; transportar 4.050 pasajeros en las rutas sociales; dictar 2 cursos de vuelo instrumental; extender 1.700 órdenes para consultas médicas, y odontológicas, comercializar 90.212 kilogramos de productos del ramo panadero.

Con la finalidad de llevar a cabo los objetivos y metas programadas, el Presupuesto se conforma de las siguientes fuentes de financiamiento: ingresos corrientes por Bs. 2.344,4 millones, recursos de capital por Bs. 29,6 millones y financieros por Bs. 190,9 millones.

Producto de sus operaciones, en la Cuenta Corriente se prevé un ahorro de Bs. 170,8 millones, y en la Cuenta Capital un superávit financiero de Bs. 9,4 millones que se orientará a incrementar la disponibilidad de Caja y Bancos, mientras que la inversión real se estima en Bs. 190,9 millones, los cuales se destinarán básicamente a la adquisición de repuestos y reparaciones mayores, y de maquinarias y equipos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.344.369.106**
Ingresos por Actividades Propias	882.495.894
Venta de Bienes	214.296.998
Venta de Servicios	668.198.896
Otros Ingresos Corrientes	1.461.873.212
Ingresos de la Propiedad	1.106.896.552
Otros	354.976.660
Recursos de Capital	**29.579.572**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	27.500.000
Disminución de Inventarios	2.079.572
Recursos Financieros	**190.946.398**
Activos Financieros	190.946.398
Disminución de Cuentas y Efectos a Cobrar	144.838.264
Disminución de Otros Activos Circulantes	46.108.134
TOTAL	**2.564.895.076**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.173.569.106**
Gastos de Consumo	1.805.957.052
Gastos de Personal	496.674.929
Materiales y Suministros	343.537.216
Servicios no Personales	747.298.506
Variación de Inventarios	2.079.572
Otros Gastos de Instituciones Descentralizadas	216.366.829
Depreciación y Amortización	27.500.000
Otros Gastos Corrientes	367.612.054
Transferencias	367.612.054
Transferencias Corrientes al Sector Público	367.612.054
Gastos de Capital	**190.946.400**
Activos Reales	186.946.400
Adquisición de Maquinarias y Demás Equipos	64.900.000
Otros Activos Reales	122.046.400
Activos Intangibles	4.000.000
Aplicaciones Financieras	**200.379.570**
Activos Financieros	200.379.570
Incremento de Caja y Bancos	200.379.570
Total	**2.564.895.076**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Mantener y Calibrar Equipos Electrónicos	Equipo	651
Extender Ordenes para Consultas Médicas	Orden Médica	1.700
Dictar Cursos de Vuelo Instrumental	Curso	2
Elaborar Informes Meteorológicos	Informe	85
Dictar Cursos de Ingles a la Colectividad	Hora/Curso	3.840
Realizar Transporte Aéreo de Carga	Servicio	6
Comercializar Productos del Ramo Panadero	Kilogramo	90.212
Efectuar Transporte de Pasajeros - Ruta Social	Pasaje	4.050

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**23**	**200.812.267**
Profesional y Técnico	10	109.946.667
Obrero	13	90.865.600
TOTAL	**23**	**200.812.267**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	10	109.946.667
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**109.946.667**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	13	90.865.600
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**13**	**90.865.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicio Autónomo de la Fuerza Aérea Venezolana	2.564.895.076
	TOTAL	**2.564.895.076**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	496.674.929
4.02	Materiales y Suministros	343.537.216
4.03	Servicios no Personales	747.298.506
4.04	Activos Reales	190.946.400
4.05	Activos Financieros	200.379.570
4.07	Transferencias	367.612.054
4.08	Otros Gastos de Instituciones Descentralizadas	218.446.401
	TOTAL	**2.564.895.076**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.344.369.106**
Ingresos por Actividades Propias	882.495.894
Venta de Bienes	214.296.998
Venta de Servicios	668.198.896
Otros Ingresos Corrientes	1.461.873.212
Ingresos de la Propiedad	1.106.896.552
Arrendamientos	1.106.896.552
Otros	354.976.660
B. Gastos Corrientes	**2.173.569.106**
Gastos de Consumo	1.805.957.052
Gastos de Personal	496.674.929
Materiales y Suministros	343.537.216
Servicios no Personales	747.298.506
Variación de Inventarios	2.079.572
Otros Gastos de Instituciones Descentralizadas	216.366.829
Depreciación y Amortización	27.500.000
Otros	188.866.829
Otros Gastos Corrientes	367.612.054
Transferencias	367.612.054
Transferencias Corrientes al Sector Público	367.612.054
C. Resultado Económico : Ahorro/(Desahorro)	**170.800.000**
II. Cuenta Capital	
A. Recursos de Capital	**200.379.572**
Ahorro en la Cuenta Corriente	170.800.000
Disminución de Inventarios	2.079.572
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	27.500.000
B. Gastos de Capital	**190.946.400**
Activos Reales	186.946.400
Adquisición de Maquinarias y Demás Equipos	64.900.000
Otros Activos Reales	122.046.400
Activos Intangibles	4.000.000
C. Resultado Financiero : Superávit / (Déficit)	**9.433.172**
III. Cuenta Financiera	
A. Recursos Financieros	**200.379.570**
Activos Financieros	190.946.398
Disminución de Cuentas y Efectos a Cobrar	144.838.264
Disminución de Otros Activos Circulantes	46.108.134
Superávit Financiero	9.433.172
B. Aplicaciones Financieras	**200.379.570**
Activos Financieros	200.379.570
Incremento de Caja y Bancos	200.379.570

A0195

Servicio Autónomo de Mantenimiento de
Lanchas de la Guardia Nacional
(SAMALGUARN)

SERVICIO AUTÓNOMO DE MANTENIMIENTO DE LANCHAS DE LA GUARDIA NACIONAL (SAMALGUARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

SAMALGUAR fue creado con la finalidad de efectuar el mantenimiento preventivo y correctivo a las embarcaciones de la Guardia Nacional, de otros organismos públicos y del sector privado, con la finalidad de disminuir los costos que ello representa para el Sector Público y generar los recursos necesarios para lograr el autofinanciamiento a través de la atención prestada al sector privado.

Los servicios prestados en el área de mantenimiento preventivo y correctivo a las embarcaciones se efectúan en los sistemas de casco y cubierta, soldadura, tornería, propulsión y gobierno, electrógenos, equipos auxiliares y de generación, previéndose atender 150 embarcaciones para el ejercicio fiscal 2005.

Para la atención de las embarcaciones, será necesario un presupuesto de Bs. 113,0 millones dirigido fundamentalmente a la adquisición de repuestos y materiales, recursos reales necesarios para suministrar una óptima atención al usuario, logrando con ello hacer de esta una organización ejemplar.

Dentro de la política de financiamiento, SAMALGUAR se autofinanciará a través de sus precios y tarifas, los cuales se aplicarán con descuento especial sobre las tarifas oficiales para la Guardia. La revisión de las mismas se hará periódicamente y sus ajustes estarán basados en los costos de los materiales y mano de obra utilizados durante la presentación del servicio de mantenimiento.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**110.500.000**
Ingresos por Actividades Propias	110.500.000
Venta de Servicios	110.500.000
Recursos Financieros	**2.500.000**
Activos Financieros	2.500.000
Disminución de Cuentas y Efectos a Cobrar	2.500.000
TOTAL	**113.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**84.855.000**
Gastos de Consumo	84.855.000
Gastos de Personal	10.000.000
Materiales y Suministros	63.605.000
Servicios no Personales	11.250.000
Gastos de Capital	**7.700.000**
Activos Reales	7.700.000
Repuestos y Reparaciones Mayores	7.700.000
Aplicaciones Financieras	**20.445.000**
Activos Financieros	20.145.000
Incremento de Caja y Bancos	20.145.000
Pasivos Financieros	300.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.000
Disminución de Cuentas y Efectos a Pagar	300.000
Total	**113.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Mantenimiento Preventivo y Correctivo a Embarcaciones	Embarcación	150

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	10.000.000			**10.000.000**
4.02		63.605.000		**63.605.000**
4.03	11.250.000			**11.250.000**
4.04		7.700.000		**7.700.000**
4.05			20.145.000	**20.145.000**
4.06			300.000	**300.000**
TOTAL	**21.250.000**	**71.305.000**	**20.445.000**	**113.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación Superior	21.250.000
02	Mantenimiento Preventivo y Correctivo de Embarcaciones	71.305.000
99	Partidas no Asignables a Programas	20.445.000
	TOTAL	**113.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	10.000.000
4.02	Materiales y Suministros	63.605.000
4.03	Servicios no Personales	11.250.000
4.04	Activos Reales	7.700.000
4.05	Activos Financieros	20.145.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.000
	TOTAL	**113.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**110.500.000**
Ingresos por Actividades Propias	110.500.000
Venta de Servicios	110.500.000
Mantenimiento a Embarcaciones del Sector Público y Privado	110.500.000
B. Gastos Corrientes	**84.855.000**
Gastos de Consumo	84.855.000
Gastos de Personal	10.000.000
Materiales y Suministros	63.605.000
Servicios no Personales	11.250.000
C. Resultado Económico : Ahorro/(Desahorro)	**25.645.000**
II. Cuenta Capital	
A. Recursos de Capital	**25.645.000**
Ahorro en la Cuenta Corriente	25.645.000
B. Gastos de Capital	**7.700.000**
Activos Reales	7.700.000
Repuestos y Reparaciones Mayores	7.700.000
C. Resultado Financiero : Superávit / (Déficit)	**17.945.000**
III. Cuenta Financiera	
A. Recursos Financieros	**20.445.000**
Activos Financieros	2.500.000
Disminución de Cuentas y Efectos a Cobrar	2.500.000
Superávit Financiero	17.945.000
B. Aplicaciones Financieras	**20.445.000**
Activos Financieros	20.145.000
Incremento de Caja y Bancos	20.145.000
Pasivos Financieros	300.000
Servicio de la Deuda y Disminución de Otros Pasivos	300.000
Disminución de Cuentas y Efectos a Pagar	300.000

A0204

Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)

OFICINA COORDINADORA DE LOS SERVICIOS AGROPECUARIOS DEL MINISTERIO DE LA DEFENSA (O.C.S.A.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo fundamental de la institución es coordinar, planificar, fomentar y ejecutar los servicios de producción y comercialización de productos agropecuarios y forestales e incrementar el desarrollo económico, social, cultural y demográfico, en concordancia con los planes de desarrollo agropecuario de la Fuerza Armada Nacional.

Para el presente ejercicio fiscal, se espera continuar dinamizando la agricultura y la ganadería, mediante el impulso a los centros de producción.

En tal sentido para el año 2005, tiene previsto entre sus metas la producción y venta de los siguientes rubros: caña de azúcar 6.300 toneladas; pasto bermuda 54.000 pacas; pimentón 60.000 kilos; leche 96.300 litros; derivados lácteos 7.560 kilogramos, 72.000 kilogramos de carne y 60.000 de pollos, entre otros.

Las transferencias del Ejecutivo Nacional representan el 28,5% del presupuesto, y se destinan a proyectos agrícolas y pecuarios, con el propósito de cumplir los objetivos económicos contemplados en la directriz estratégica del Plan Operativo Anual Nacional (POAN), como es el rescate, transformación y dinamización de las cadenas agropecuarias; recursos sin los cuales no se podría lograr el nivel de metas previstas.

De manera sucinta se puede señalar que la Asociación Civil para el ejercicio fiscal 2005 se abocará a:

- Cubrir parcialmente el suministro de productos agropecuarios del sector defensa y el mercado nacional con intenciones de exportar a futuro.

- Seleccionar, capacitar y adiestrar al personal de alistados sujetos al Servicio Militar Agropecuario, para labores agropecuarias en áreas estratégicas.

- Dotar de materiales para el funcionamiento del plantel de la Escuela Técnica Productiva Generalísimo Francisco de Miranda en el C.P.A. Isla de Guara.

- Prestar apoyo al personal que realiza labores agropecuarias a través del Proyecto Vuelvan Caras en los C.P.A. La Placera y el C.P.A. El Caruto.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.947.882.600**
Transferencias Para Financiar Gastos Corrientes	867.014.000
Del Sector Público	867.014.000
Ingresos por Actividades Propias	1.800.368.600
Venta de Bienes	1.800.368.600
Otros Ingresos Corrientes	280.500.000
Otros Ingresos Diversos	280.500.000
Recursos de Capital	**550.891.035**
Transferencias Para Financiar Gastos de Capital	132.986.000
Del Sector Público	132.986.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	228.185.035
Disminución de Inventarios	189.720.000
Recursos Financieros	**7.000.000**
Activos Financieros	7.000.000
Disminución de Cuentas y Efectos a Cobrar	7.000.000
TOTAL	**3.505.773.635**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.880.771.586**
Gastos de Consumo	2.880.771.586
Gastos de Personal	860.359.756
Materiales y Suministros	1.115.613.396
Servicios no Personales	457.133.399
Variación de Inventarios	189.720.000
Otros Gastos de Instituciones Descentralizadas	257.945.035
Depreciación y Amortización	228.185.035
Otros	29.760.000
Gastos de Capital	**132.986.000**
Activos Reales	132.986.000
Adquisición de Maquinarias y Demás Equipos	47.986.000
Otros Activos Reales	85.000.000
Aplicaciones Financieras	**492.016.049**
Activos Financieros	470.004.678
Incremento de Caja y Bancos	470.004.678
Pasivos Financieros	22.011.371
Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.011.371
Disminución de Cuentas y Efectos a Pagar	22.011.371
Total	**3.505.773.635**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Producción y Venta de Caña de Azúcar	Tonelada	6.300
Producción y Venta de Pasto Bermuda	Paca	54.000
Explotación y Venta de Pollos de Engorde	Ave	1.312.160
Cría y Levante de Venta de Bovinos	Animal	368
Ceba de Bovinos (toros)	Animal	418
Ceba de Cerdos	Cerdo	1.080
Producción y Venta de Leche	Litro	96.300
Producción y Venta de Pimentón	Kilo	60.000
Derivados Lácteos	Kilo	7.560
Comercialización de Carne	Kilo	72.000
Comercialización de Pollo	Kilo	60.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**47**	**272.232.910**
Profesional y Técnico	13	125.225.666
Administrativo	12	55.201.478
Obrero	22	91.805.766
Personal Contratado	**26**	**92.056.448**
Profesional y Técnico	2	14.960.000
Obrero	24	77.096.448
TOTAL	**73**	**364.289.358**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	11	48.056.786
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	7	54.459.298
IX	671.236 - 721.235		
X	721.236 - 771.235	4	35.062.634
XI	771.236 - 821.235	1	9.679.161
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	10.983.415
XIV	921.236 - 971.235	1	11.554.535
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	1	12.471.413
XVII	1.071.236 - MAS	1	13.119.902
	TOTAL	**27**	**195.387.144**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	24	77.096.448
II	321.236 - 371.235	21	86.502.214
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.303.552
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**46**	**168.902.214**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	860.359.756		**860.359.756**
4.02	1.115.613.396		**1.115.613.396**
4.03	457.133.399		**457.133.399**
4.04	132.986.000		**132.986.000**
4.05		470.004.678	**470.004.678**
4.06		22.011.371	**22.011.371**
4.08		447.665.035	**447.665.035**
TOTAL	**2.566.092.551**	**939.681.084**	**3.505.773.635**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Agropecuarios	2.566.092.551
99	Partidas no Asignables a Programas	939.681.084
	TOTAL	**3.505.773.635**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	860.359.756
4.02	Materiales y Suministros	1.115.613.396
4.03	Servicios no Personales	457.133.399
4.04	Activos Reales	132.986.000
4.05	Activos Financieros	470.004.678
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.011.371
4.08	Otros Gastos de Instituciones Descentralizadas	447.665.035
	TOTAL	**3.505.773.635**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.947.882.600**
Transferencias Para Financiar Gastos Corrientes	867.014.000
Del Sector Público	867.014.000
De la Administración Central	867.014.000
Recursos Ordinarios	867.014.000
Ingresos por Actividades Propias	1.800.368.600
Venta de Bienes	1.800.368.600
Otros Ingresos Corrientes	280.500.000
Otros	280.500.000
B. Gastos Corrientes	**2.880.771.586**
Gastos de Consumo	2.880.771.586
Gastos de Personal	860.359.756
Materiales y Suministros	1.115.613.396
Servicios no Personales	457.133.399
Variación de Inventarios	189.720.000
Otros Gastos de Instituciones Descentralizadas	257.945.035
Depreciación y Amortización	228.185.035
Otros	29.760.000
C. Resultado Económico : Ahorro/(Desahorro)	**67.111.014**
II. Cuenta Capital	
A. Recursos de Capital	**618.002.049**
Ahorro en la Cuenta Corriente	67.111.014
Transferencias Para Financiar Gastos de Capital	132.986.000
Del Sector Público	132.986.000
Disminución de Inventarios	189.720.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	228.185.035
B. Gastos de Capital	**132.986.000**
Activos Reales	132.986.000
Adquisición de Maquinarias y Demás Equipos	47.986.000
Otros Activos Reales	85.000.000
C. Resultado Financiero : Superávit / (Déficit)	**485.016.049**
III. Cuenta Financiera	
A. Recursos Financieros	**492.016.049**
Activos Financieros	7.000.000
Disminución de Cuentas y Efectos a Cobrar	7.000.000
Superávit Financiero	485.016.049
B. Aplicaciones Financieras	**492.016.049**
Activos Financieros	470.004.678
Incremento de Caja y Bancos	470.004.678
Pasivos Financieros	22.011.371
Servicio de la Deuda y Disminución de Otros Pasivos	22.011.371
Disminución de Cuentas y Efectos a Pagar	22.011.371

A0206
Asociación Civil Club de Sub Oficiales
Profesionales de las Fuerzas Armadas
(CLUSOFA)

ASOCIACIÓN CIVIL CLUB DE SUB OFICIALES PROFESIONALES DE LAS FUERZAS ARMADAS (CLUSOFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Organismo estima ejecutar las siguientes metas: promover la realización de 1.466 actividades sociales y culturales, 1.476 eventos deportivos y la implementación de 3 planes vacacionales. Igualmente se prevé dar continuidad al mejoramiento y mantenimiento mayor de las instalaciones de sus dos (2) sedes, ubicadas en Caracas y Maracay, optimizando la prestación de los servicios sociales que se brindan a los socios militares y a sus familiares directos y especiales.

El financiamiento del Presupuesto proviene principalmente de la venta de servicios por Bs. 2.612,3 millones, intereses por dinero en depósito Bs. 1,8 millones, e ingresos por aportes y contribuciones Bs. 1.530,8 millones, representados por las cuotas de afiliación de los socios. Asimismo, esta asociación civil prevé transferencias del Ejecutivo Nacional por Bs. 1.479,6 millones, orientadas a financiar el 25,4% de su Presupuesto.

El resto del financiamiento está representado por recursos de capital por Bs. 197,7 millones e incremento de pasivos por Bs. 9,2 millones.

Del resultado de sus operaciones estima obtener un ahorro de Bs. 804,2 millones.

En cuanto al nivel de gastos, los corrientes ascienden a Bs. 4.820,3 millones, donde resalta lo destinado a la partida 4.01 Gastos de Personal, la cual representa el 46,9% del total de dichos gastos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.624.513.580**
Transferencias Para Financiar Gastos Corrientes	1.479.579.000
Del Sector Público	1.479.579.000
Ingresos por Actividades Propias	2.612.318.580
Venta de Servicios	2.612.318.580
Otros Ingresos Corrientes	1.532.616.000
Ingresos por Aportes y Contribuciones	1.530.816.000
Otros Ingresos (Intereses)	1.800.000
Recursos de Capital	**197.735.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	169.705.000
Disminución de Inventarios	28.030.000
Recursos Financieros	**9.240.997**
Pasivos Financieros	9.240.997
Incremento de Pasivos no Circulantes	9.240.997
TOTAL	**5.831.489.577**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.820.276.505**
Gastos de Consumo	4.654.479.127
Gastos de Personal	2.260.459.984
Materiales y Suministros	1.000.955.890
Servicios no Personales	1.194.008.253
Variación de Inventarios	28.030.000
Otros Gastos de Instituciones Descentralizadas	171.025.000
Depreciación y Amortización	169.705.000
Perdidas Ajenas a la Operación	1.320.000
Otros Gastos Corrientes	165.797.378
Transferencias	165.797.378
Transferencias Corrientes al Sector Público	165.797.378
Gastos de Capital	**700.000.000**
Activos Reales	700.000.000
Otros Activos Reales	700.000.000
Aplicaciones Financieras	**311.213.072**
Activos Financieros	303.387.071
Incremento de Caja y Bancos	303.292.071
Incremento de Otros Activos Circulantes	95.000
Pasivos Financieros	7.826.001
Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.826.001
Disminución de Cuentas y Efectos a Pagar	7.826.001
TOTAL	**5.831.489.577**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Actividades Sociales y Culturales	Evento	1.466
Actividades Deportivas	Evento	1.476
Planes Vacacionales	Plan	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**171**	**830.173.000**
Profesional y Técnico	14	89.823.000
Administrativo	45	211.077.000
Obrero	112	529.273.000
Personal Contratado	**13**	**59.860.000**
Profesional y Técnico	2	6.600.000
Obrero	11	53.260.000
TOTAL	**184**	**890.033.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	2.400.000
II	321.236 - 371.235	1	4.200.000
III	371.236 - 421.235	48	226.165.000
IV	421.236 - 471.235	5	27.121.000
V	471.236 - 521.235	1	5.780.000
VI	521.236 - 571.235	2	13.118.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.504.000
X	721.236 - 771.235	1	9.211.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	11.001.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**61**	**307.500.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	2.880.000
II	321.236 - 371.235		
III	371.236 - 421.235	119	561.653.000
IV	421.236 - 471.235		
V	471.236 - 521.235	2	11.520.000
VI	521.236 - 571.235	1	6.480.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**123**	**582.533.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	2.260.459.984		**2.260.459.984**
4.02	1.000.955.890		**1.000.955.890**
4.03	1.194.008.253		**1.194.008.253**
4.04	700.000.000		**700.000.000**
4.05		303.387.071	**303.387.071**
4.06		7.826.001	**7.826.001**
4.07	165.797.378		**165.797.378**
4.08		199.055.000	**199.055.000**
TOTAL	**5.321.221.505**	**510.268.072**	**5.831.489.577**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección General	5.321.221.505
99	Partidas no Asignables a Programas	510.268.072
	TOTAL	**5.831.489.577**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.260.459.984
4.02	Materiales y Suministros	1.000.955.890
4.03	Servicios no Personales	1.194.008.253
4.04	Activos Reales	700.000.000
4.05	Activos Financieros	303.387.071
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.826.001
4.07	Transferencias	165.797.378
4.08	Otros Gastos de Instituciones Descentralizadas	199.055.000
	TOTAL	**5.831.489.577**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.624.513.580**
Transferencias Para Financiar Gastos Corrientes	1.479.579.000
Del Sector Público	1.479.579.000
De la Administración Central	1.479.579.000
Recursos Ordinarios	1.479.579.000
Ingresos por Actividades Propias	2.612.318.580
Venta de Servicios	2.612.318.580
Venta de Servicios Principales	2.612.318.580
Otros Ingresos Corrientes	1.532.616.000
Ingresos por Aportes y Contribuciones	1.530.816.000
Otros Ingresos de Operación	1.530.816.000
Otros Ingresos Diversos	1.800.000
B. Gastos Corrientes	**4.820.276.505**
Gastos de Consumo	4.654.479.127
Gastos de Personal	2.260.459.984
Materiales y Suministros	1.000.955.890
Servicios no Personales	1.194.008.253
Variación de Inventarios	28.030.000
Otros Gastos de Instituciones Descentralizadas	171.025.000
Depreciación y Amortización	169.705.000
Pérdidas Ajenas a la Operación	1.320.000
Otros Gastos Corrientes	165.797.378
Transferencias	165.797.378
Transferencias Corrientes al Sector Público	165.797.378
C. Resultado Económico : Ahorro/(Desahorro)	**804.237.075**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**1.001.972.075**
Ahorro en la Cuenta Corriente	804.237.075
Disminución de Inventarios	28.030.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	169.705.000
B. Gastos de Capital	**700.000.000**
Activos Reales	700.000.000
Otros Activos Reales	700.000.000
C. Resultado Financiero : Superávit / (Déficit)	**301.972.075**
III. Cuenta Financiera	
A. Recursos Financieros	**311.213.072**
Pasivos Financieros	9.240.997
Incremento de Pasivos no Circulantes	9.240.997
Superávit Financiero	301.972.075
B. Aplicaciones Financieras	**311.213.072**
Activos Financieros	303.387.071
Incremento de Caja y Bancos	303.292.071
Incremento de Otros Activos Circulantes	95.000
Pasivos Financieros	7.826.001
Servicio de la Deuda y Disminución de Otros Pasivos	7.826.001
Disminución de Cuentas y Efectos a Pagar	7.826.001

A0404
Fundación Proyecto País

FUNDACIÓN PROYECTO PAÍS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Proyecto País, como Organismo adscrito al Ministerio de la Defensa, cuya esencia está enmarcada dentro de la misión constitucional encomendada a la Fuerza Armada Nacional, que establece su participación en el desarrollo nacional, ha asumido la responsabilidad institucional de gerenciar la acción social a ser ejecutada por el Sector Militar.

La Fundación desde sus inicios en el año 1999 ha venido avanzando progresivamente en la atención de los diversos requerimientos de la colectividad, a través de los Comandos de Guarnición (Teatros de Operación Social), dinámica que ha permitido proporcionar asistencia inmediata y puntual a la población más necesitada y en máxima exclusión social, mediante la cogestión y la acción conjunta de los diferentes organismos responsables del diseño y ejecución de actividades (Sociedad Civil-Fuerza Armada-Entes públicos y privados).

Bajo los postulados institucionales básicos, Cooperación Ciudadana y Solidaridad Humanitaria, la Fundación ha establecido una serie de políticas destinadas a satisfacer el propósito para el cual fue creada, abarcando diversas áreas de acción, a este respecto sus directrices básicas se orientan a:

- Propiciar una nueva cultura social, basada en la cooperación ciudadana y la solidaridad humanitaria, que promueva la participación, eleve la autoestima y contribuya a reducir significativamente la deuda social acumulada.
- Cooperar, conjuntamente con otros entes, en la disminución de los principales indicadores sociales que caracterizan la pobreza y la marginalidad.
- Desarrollar programas y convenios con instituciones, con la finalidad de promocionar y contribuir, de manera conjunta al logro de los objetivos.

Para dar continuidad a los objetivos planteados, la Fundación prevé para el ejercicio fiscal 2005 un presupuesto de Bs. 8.847,9 millones, financiado en un 92% con el aporte del Ejecutivo Nacional, recursos que se dirigirán al cumplimiento de las siguientes metas: realizar 27 jornadas de asistencia humanitaria para brindar atención integral a la población de menores recursos; planificar y ejecutar el mantenimiento preventivo y correctivo de 30 instalaciones; otorgar 301 contratos de trabajo temporal a la población de menores recursos; brindar apoyo a 240 personas para el tratamiento y rehabilitación de enfermedades degenerativas y proporcionar ayudas económicas a 150 personas beneficiarias del Plan Nacional de Cirugía y establecer 8 convenios para la promoción de cooperativas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**8.775.880.388**
Transferencias Para Financiar Gastos Corrientes	8.175.880.388
Del Sector Público	8.175.880.388
Otros Ingresos Corrientes	600.000.000
Ingresos de la Propiedad	600.000.000
Recursos de Capital	**72.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	72.000.000
TOTAL	**8.847.880.388**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**8.595.010.173**
Gastos de Consumo	5.017.761.527
Gastos de Personal	4.013.222.931
Materiales y Suministros	525.435.595
Servicios no Personales	407.103.001
Otros Gastos de Instituciones Descentralizadas	72.000.000
Depreciación y Amortización	72.000.000
Otros Gastos Corrientes	3.577.248.646
Transferencias	3.577.248.646
Transferencias Corrientes al Sector Privado	2.777.248.646
Transferencias Corrientes al Sector Público	800.000.000
Gastos de Capital	**180.870.215**
Activos Reales	180.870.215
Adquisición de Maquinarias y Demás Equipos	180.870.215
Aplicaciones Financieras	**72.000.000**
Activos Financieros	72.000.000
Incremento de Caja y Bancos	72.000.000
Total	**8.847.880.388**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Construcción y Mantenimiento Correctivo - Preventivo	Instalación	30
Apoyo al Tratamiento y Rehabilitación de Enfermedades Degenerativas	Beneficiario	240
Plan Nacional de Cirugía	Beneficiario	150
Jornadas de Asistencia Social Humanitaria	Jornada	27
Plan de Trabajo Ocasional	Contrato Temporal	301
Promoción de Cooperativas	Convenio	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**244**	**1.806.206.862**
Directivo	4	78.000.000
Profesional y Técnico	199	1.519.032.000
Administrativo	34	174.096.000
Obrero	7	35.078.862
TOTAL	244	1.806.206.862

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	80	420.816.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	116	880.128.000
IX	671.236 - 721.235	6	48.672.000
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	21	216.216.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	3	33.696.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	5	62.400.000
XVII	1.071.236 - MAS	6	109.200.000
	TOTAL	**237**	**1.771.128.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	7	35.078.862
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**7**	**35.078.862**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01				403.918.662
4.02				111.757.325
4.03				
4.04				
4.05				
4.07	900.000.000	962.248.646	1.215.000.000	
4.08				
TOTAL	**900.000.000**	**962.248.646**	**1.215.000.000**	**515.675.987**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	07	Total
4.01			3.609.304.269	**4.013.222.931**
4.02		149.896.999	263.781.271	**525.435.595**
4.03		140.103.001	267.000.000	**407.103.001**
4.04		60.000.000	120.870.215	**180.870.215**
4.05			72.000.000	**72.000.000**
4.07	500.000.000			**3.577.248.646**
4.08			72.000.000	**72.000.000**
TOTAL	**500.000.000**	**350.000.000**	**4.404.955.755**	**8.847.880.388**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Construcción y Mantenimiento Preventivo	900.000.000
02	Asistencia Médica - Quirúrgica	962.248.646
03	Asistencia Social Humanitaria	1.215.000.000
04	Plan de Empleo Rápido	515.675.987
05	Economía Social - Convenios Institucionales	500.000.000
06	Gastos Teatros de Operación Social	350.000.000
07	Gastos de Funcionamiento Oficina Central	4.404.955.755
	TOTAL	**8.847.880.388**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.013.222.931
4.02	Materiales y Suministros	525.435.595
4.03	Servicios no Personales	407.103.001
4.04	Activos Reales	180.870.215
4.05	Activos Financieros	72.000.000
4.07	Transferencias	3.577.248.646
4.08	Otros Gastos de Instituciones Descentralizadas	72.000.000
	TOTAL	**8.847.880.388**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.775.880.388**
Transferencias Para Financiar Gastos Corrientes	8.175.880.388
Del Sector Público	8.175.880.388
De la Administración Central	8.175.880.388
Recursos Ordinarios	8.175.880.388
Otros Ingresos Corrientes	600.000.000
Ingresos de la Propiedad	600.000.000
Intereses por Dinero en Depósitos	600.000.000
B. Gastos Corrientes	**8.595.010.173**
Gastos de Consumo	5.017.761.527
Gastos de Personal	4.013.222.931
Materiales y Suministros	525.435.595
Servicios no Personales	407.103.001
Otros Gastos de Instituciones Descentralizadas	72.000.000
Depreciación y Amortización	72.000.000
Otros Gastos Corrientes	3.577.248.646
Transferencias	3.577.248.646
Transferencias Corrientes al Sector Privado	2.777.248.646
Donaciones a Personas	2.177.248.646
Donaciones a Organismos del Sector Privado	600.000.000
Transferencias Corrientes al Sector Público	800.000.000
Donaciones a Organismos del Sector Público	800.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**180.870.215**
II. Cuenta Capital	
A. Recursos de Capital	**252.870.215**
Ahorro en la Cuenta Corriente	180.870.215
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	72.000.000
B. Gastos de Capital	**180.870.215**
Activos Reales	180.870.215
Adquisición de Maquinarias y Demás Equipos	180.870.215
C. Resultado Financiero : Superávit / (Déficit)	**72.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**72.000.000**
Superávit Financiero	72.000.000
B. Aplicaciones Financieras	**72.000.000**
Activos Financieros	72.000.000
Incremento de Caja y Bancos	72.000.000

10
Ministerio de Educación y Deportes

A0002

Instituto Autónomo Biblioteca Nacional y de
Servicios de Bibliotecas

INSTITUTO AUTÓNOMO BIBLIOTECA NACIONAL Y DE SERVICIOS DE BIBLIOTECAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Biblioteca, inicia sus funciones en el año 1977, siendo su función principal el ser depositario del acervo documental y como tal es responsable del rescate, organización, preservación y difusión de los materiales bibliográficos y audiovisuales venezolanos y venezolanistas, presentes y restropectivos.

Entre las metas más relevantes del Instituto, destacan las siguientes: Atención de 32.304.269 usuarios en la sala, 43.308.595 consultas de obras; 392.000 de enriquecimiento de colecciones por compras, 28.340 de preservación y conservación de obra impresa y 21.300 catalogación de libros; publicaciones seriadas y material audovisual.

El presupuesto de ingresos de la Biblioteca Nacional se sitúa en Bs. 33.083,8 millones, discriminados en Bs. 32.450,0 millones provenientes de transferencias corrientes del ejecutivo nacional; Bs. 105,4 millones por venta de servicios (alquiler de sala, reproducción, catálogo, venta de diskette, entre otros) Bs. 10,1 millones de depreciación y recursos financieros (disminución de caja y bancos y disminución de cuentas y efectos a pagar) por Bs. 518,3 millones.

El presupuesto de gastos para el año 2005 asciende a Bs. 33.083,8 millones, distribuidos en: gastos corrientes Bs. 31.888,2 millones; gastos de capital Bs. 1.015,5 millones y aplicaciones financieras por Bs. 180,1 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 661,1 millones en la cuenta corriente y un déficit de Bs. 338,2 millones en la cuenta capital, que será cubierto con la disminución de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**32.555.350.638**
Transferencias Para Financiar Gastos Corrientes	32.450.000.000
Del Sector Público	32.450.000.000
Ingresos por Actividades Propias	105.350.638
Venta de Bienes	105.350.638
Recursos de Capital	**10.154.554**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.154.554
Recursos Financieros	**518.268.281**
Activos Financieros	518.268.281
Disminución de Caja y Bancos	518.168.590
Disminución de Cuentas y Efectos a Cobrar	99.691
TOTAL	**33.083.773.473**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**31.888.218.391**
Gastos de Consumo	29.281.925.486
Gastos de Personal	25.941.533.168
Materiales y Suministros	408.520.289
Servicios no Personales	2.921.717.475
Otros Gastos de Instituciones Descentralizadas	10.154.554
Depreciación y Amortización	10.154.554
Otros Gastos Corrientes	2.606.292.905
Transferencias	2.606.292.905
Gastos de Capital	**1.015.455.391**
Activos Reales	990.900.191
Repuestos y Reparaciones Mayores	25.688.029
Adquisición de Maquinarias y Demás Equipos	677.778.874
Otros Activos Reales	287.433.288
Activos Intangibles	24.555.200
Aplicaciones Financieras	**180.099.691**
Activos Financieros	99.691
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	99.691
Pasivos Financieros	180.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	180.000.000
Disminución de Otros Pasivos no Circulantes	180.000.000
Total	**33.083.773.473**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Atención de Usuarios en Sala	Usuario Atendido	32.304.269
Consulta de Obras, Prestamos Especial e Institucional	Obra Consultada	43.308.595
Enriquecimiento de Colecciones por Compras, Canje, Donaciones	Volumen	392.000
Elaboración de Normas	Documento	4
Preservación y Conservación de Obra Impresa	Documento	28.340
Catalogación de Libros, Publicaciones Seriadas, Material Audiovisual	Titulo	21.300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.178**	**9.255.150.971**
Directivo	96	1.799.863.033
Profesional y Técnico	517	4.915.941.989
Administrativo	328	1.261.301.959
Obrero	237	1.278.043.990
Personal Contratado	**50**	**255.223.000**
Profesional y Técnico	50	255.223.000
TOTAL	**1.228**	**9.510.373.971**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	225	768.309.301
II	321.236 - 371.235	54	222.293.462
III	371.236 - 421.235	57	280.889.785
IV	421.236 - 471.235	30	158.610.628
V	471.236 - 521.235	4	23.877.480
VI	521.236 - 571.235	41	275.238.561
VII	571.236 - 621.235	44	314.964.606
VIII	621.236 - 671.235	96	736.202.368
IX	671.236 - 721.235	68	570.589.241
X	721.236 - 771.235	46	411.787.610
XI	771.236 - 821.235	40	379.736.821
XII	821.236 - 871.235	38	383.908.638
XIII	871.236 - 921.235	31	330.360.609
XIV	921.236 - 971.235	32	359.368.071
XV	971.236 - 1.021.235	11	130.001.949
XVI	1.021.236 - 1.071.235	24	298.532.017
XVII	1.071.236 - MAS	150	2.587.658.834
	TOTAL	**991**	**8.232.329.981**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	9	29.866.801
II	321.236 - 371.235	18	72.242.199
III	371.236 - 421.235	9	44.906.524
IV	421.236 - 471.235	118	636.211.987
V	471.236 - 521.235	67	389.223.481
VI	521.236 - 571.235	16	105.592.998
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**237**	**1.278.043.990**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**159**	**2.132.982.378**
Jubilado	99	1.400.155.941
Pensionado	60	732.826.437
Obrero	**37**	**411.948.607**
Jubilado	37	411.948.607
TOTAL	**196**	**2.544.930.985**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	15.532.600.069	2.745.668.416	5.106.376.953	2.556.887.730		**25.941.533.168**
4.02	212.228.802	21.753.258	153.168.829	21.369.400		**408.520.289**
4.03	2.829.131.591	22.478.164	37.230.996	32.876.724		**2.921.717.475**
4.04	609.960.096	176.891.984	220.209.127	8.394.184		**1.015.455.391**
4.05	99.691					**99.691**
4.06	180.000.000					**180.000.000**
4.07	2.604.930.985			1.361.920		**2.606.292.905**
4.08					10.154.554	**10.154.554**
TOTAL	**21.968.951.234**	**2.966.791.822**	**5.516.985.905**	**2.620.889.958**	**10.154.554**	**33.083.773.473**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	21.968.951.234
02	Servicios de Biblioteca Nacional	2.966.791.822
03	Servicios de Bibliotecas Publicas	5.516.985.905
04	Servicios Técnicos Bibliotecarios	2.620.889.958
99	Partidas no Asignables a Programas	10.154.554
	TOTAL	**33.083.773.473**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	25.941.533.168
4.02	Materiales y Suministros	408.520.289
4.03	Servicios no Personales	2.921.717.475
4.04	Activos Reales	1.015.455.391
4.05	Activos Financieros	99.691
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	180.000.000
4.07	Transferencias	2.606.292.905
4.08	Otros Gastos de Instituciones Descentralizadas	10.154.554
	TOTAL	**33.083.773.473**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**32.555.350.638**
Transferencias Para Financiar Gastos Corrientes	32.450.000.000
Del Sector Público	32.450.000.000
De la Administración Central	32.450.000.000
Recursos Ordinarios	32.450.000.000
Ingresos por Actividades Propias	105.350.638
Venta de Bienes	105.350.638
Servicios	105.350.638
B. Gastos Corrientes	**31.888.218.391**
Gastos de Consumo	29.281.925.486
Gastos de Personal	25.941.533.168
Materiales y Suministros	408.520.289
Servicios no Personales	2.921.717.475
Otros Gastos de Instituciones Descentralizadas	10.154.554
Depreciación y Amortización	10.154.554
Otros Gastos Corrientes	2.606.292.905
Transferencias	2.606.292.905
C. Resultado Económico : Ahorro/(Desahorro)	**667.132.247**
II. Cuenta Capital	
A. Recursos de Capital	**677.286.801**
Ahorro en la Cuenta Corriente	667.132.247
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	10.154.554
B. Gastos de Capital	**1.015.455.391**
Activos Reales	990.900.191
Repuestos y Reparaciones Mayores	25.688.029
Adquisición de Maquinarias y Demás Equipos	677.778.874
Otros Activos Reales	287.433.288
Activos Intangibles	24.555.200
C. Resultado Financiero : Superávit/ (Déficit)	**(338.168.590)**
III. Cuenta Financiera	
A. Recursos Financieros	**518.268.281**
Activos Financieros	518.268.281
Disminución de Cajas y Bancos	518.168.590
Disminución de Cuentas y Efectos a Cobrar	99.691
B. Aplicaciones Financieras	**518.268.281**
Activos Financieros	99.691
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	99.691
Pasivos Financieros	180.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	180.000.000
Disminución de Otros Pasivos no Circulantes	180.000.000
Déficit Financiero	338.168.590

A0012
Consejo Nacional de la Cultura (CONAC)

CONSEJO NACIONAL DE LA CULTURA (CONAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Consejo Nacional de la Cultura (CONAC), tiene como objetivo principal establecer los principios rectores de la política cultural del Estado, política dirigida fundamentalmente al estudio, planificación, coordinación y ejecución en el campo de las humanidades, artes y las ciencias sociales, principalmente en sus manifestaciones no escolarizadas, para velar por la existencia y eficacia de todos los servicios culturales públicos que el Estado ofrece a los ciudadanos.

Para el ejercicio fiscal 2005, el Consejo Nacional de la Cultura estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 280.283,3 millones, los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 259.037,5 millones (92,4%), Recursos Financieros Bs. 20.445,8 millones (7,3%) y los Recursos de Capital Bs. 800,0 millones (0,3%).

El presupuesto de gastos se estima en Bs. 280.283,3 millones, distribuidos en Gastos Corrientes por Bs. 232.108,2 millones (82,8%), Inversión en Activos Fijos Bs. 25.895,9 millones (9,2%) y aplicaciones financieras Bs. 22.279,3 millones (7,9%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 26.929,4 millones y un superávit financiero en la cuenta capital de Bs. 1.833,5 millones luego de considerar una inversión real de Bs. 25.895,9 millones que permitirá la compra de maquinarias y equipos diversos. El superávit financiará la disminución de pasivos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**259.037.535.167**
Transferencias Para Financiar Gastos Corrientes	257.204.078.180
Del Sector Público	257.204.078.180
Ingresos por Actividades Propias	100.000
Venta de Bienes	100.000
Otros Ingresos Corrientes	1.833.356.987
Ingresos de la Propiedad	1.833.356.987
Recursos de Capital	**800.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	800.000.000
Recursos Financieros	**20.445.809.089**
Activos Financieros	20.445.809.089
Disminución de Caja y Bancos	1.592.912.857
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	18.852.896.232
TOTAL	**280.283.344.256**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**232.108.155.612**
Gastos de Consumo	135.862.933.678
Gastos de Personal	64.955.737.700
Materiales y Suministros	7.659.971.991
Servicios no Personales	62.447.223.987
Otros Gastos de Instituciones Descentralizadas	800.000.000
Depreciación y Amortización	800.000.000
Otros Gastos Corrientes	96.245.221.934
Transferencias	96.245.221.934
Transferencias Corrientes al Sector Privado	61.270.155.783
Transferencias Corrientes al Sector Público	33.093.749.680
Asistencia Social al Personal Pensionado	333.692.369
Asistencia Social al Personal Jubilado	1.239.307.302
Transferencias al Exterior	308.316.800
Gastos de Capital	**25.895.922.568**
Activos Reales	25.429.276.088
Repuestos y Reparaciones Mayores	456.600.000
Adquisición de Maquinarias y Demás Equipos	11.593.676.088
Otros Activos Reales	13.379.000.000
Activos Intangibles	466.646.480
Aplicaciones Financieras	**22.279.266.076**
Pasivos Financieros	22.279.266.076
Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.279.266.076
Disminución de Cuentas y Efectos a Pagar	11.435.852.428
Disminución de Otros Pasivos Circulantes	10.031.385.439
Disminución de Otros Pasivos no Circulantes	812.028.209
Total	**280.283.344.256**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar Investigaciones en el Área Cultural	Investigación	16
Realizar Talleres de Formación	Taller	5.120
Realizar Asesorías de Inducción y Formación de las Distintas Áreas Artísticas	Asesoría	60
Realizar Exposiciones a Nivel Nacional e Internacional	Exposición	20
Publicar Libros, Directorios, Textos, Revistas, boletín	Publicación	87
Realizar Cursos de Formación Musical a Nivel Nacional e Internacional	Curso	165
Realizar Conciertos Para la Difusión de la Música Académica	Concierto	264
Realizar Programas Culturales en el Ambito Nacional e Internacional	Programa	323
Participación en Eventos Culturales de Carácter Nacional e Internacional	Evento	486
Encuentros Nacionales e Internacionales	Encuentro	23
Financiar Cooperativas Culturales a Nivel Nacional	Cooperativa Cultural	203
Instalación de Estudios de Grabación Bolivarianos a Nivel Nacional	Estudio de Grabación	4
Construcción de la Villa de Cine y Puesta en Marcha de Estudios de Cine, TV y Oficinas Administrativas.	Villa	1
Publicar Ediciones de la Enciclopedia Temática de Artes Visuales	Edición	86
Acondicionar Salas de Cine e Instalar Equipos Cinematográficos	Sala	100
Consolidar el Estudio 11 Como un Estudio de TV, Destinado a la Produçción de Materiales Audiovisuales	Estudio de TV	1
Construir Estructuras Culturales, Realizar Mejoras y Conservación de la Infraestructura Cultural	Obra en Construcción, Conservación y Mejora	16
Evaluaciones de Gestión a Instituciones Culturales	Evaluación	404
Convenios Establecidos con las Instituciones de Educación Superior y el CONAC	Convenio	35
Edición de Libros	Libro	826
Creación del Centro Nacional Para la Producción de Instrumentos Musicales	Centro	1

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Editar Afiches, Trípticos y Atlas con Mapas de Rutas Artesanal	Afiche, Tríptico, Atla	9
Producir Folletos Sobre Investigaciones, Exposiciones y Procedimientos Fotográficos	Folleto	10.000
Apoyar los Planes de las Instituciones Culturales Privadas	Plan Cultural Financiado	220
Acondicionar Espacios Culturales Comunitarios	Espacio Comunitario	4
Realizar el Certamen Mayor de las Artes y Letras, Capítulo Teatro	Certamen	361
Realizar Giras Artísticas en el Extranjero	Espectáculo	5
Apoyar a Instituciones de Formación, en las Artes Visuales	Aporte	1.024
Realizar Actividades Socioculturales de Apoyo a Creadores, Artistas e Intelectuales	Aporte	6.762
Realizar Pasantías Dentro del Programa de Intercambio de Artistas, Técnicos y Profesionales en Diferentes Áreas	Pasantía	8
Realizar Cátedras Internacionales	Cátedra	4
Realizar Conferencias Nacionales e Internacionales, Sobre Producciones Audiovisuales	Conferencia	3
Realizar Ferias Nacionales e Internacional de Artesanía	Feria	5
Realizar Seminarios Nacionales e Internacionales	Seminario	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**662**	**7.417.411.357**
Directivo	73	1.939.258.543
Profesional y Técnico	244	3.195.014.705
Administrativo	192	1.218.771.507
Obrero	153	1.064.366.602
Personal Fijo a Tiempo Parcial	**418**	**2.625.176.728**
Docente	418	2.625.176.728
Personal Contratado	**2**	**4.010.604**
Docente	2	4.010.604
TOTAL	**1.082**	**10.046.598.689**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	156	443.517.108
II	321.236 - 371.235	33	139.133.580
III	371.236 - 421.235	35	169.537.770
IV	421.236 - 471.235	44	238.110.643
V	471.236 - 521.235	70	414.890.297
VI	521.236 - 571.235	58	379.666.591
VII	571.236 - 621.235	29	207.860.420
VIII	621.236 - 671.235	9	69.915.507
IX	671.236 - 721.235	31	250.854.470
X	721.236 - 771.235	22	190.669.221
XI	771.236 - 821.235	50	468.216.055
XII	821.236 - 871.235	48	481.322.785
XIII	871.236 - 921.235	74	792.291.155
XIV	921.236 - 971.235	34	384.260.916
XV	971.236 - 1.021.235	12	143.397.550
XVI	1.021.236 - 1.071.235	28	348.820.557
XVII	1.071.236 - MAS	196	3.859.767.462
	TOTAL	**929**	**8.982.232.087**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	16.261.743
II	321.236 - 371.235	45	200.461.824
III	371.236 - 421.235	8	40.379.483
IV	421.236 - 471.235	12	67.852.720
V	471.236 - 521.235	12	75.052.765
VI	521.236 - 571.235	10	68.543.124
VII	571.236 - 621.235	11	81.638.751
VIII	621.236 - 671.235	6	47.910.608
IX	671.236 - 721.235	5	42.855.788
X	721.236 - 771.235	8	73.620.247
XI	771.236 - 821.235	4	39.000.968
XII	821.236 - 871.235	5	51.855.788
XIII	871.236 - 921.235	9	99.075.068
XIV	921.236 - 971.235	2	22.891.329
XV	971.236 - 1.021.235	6	73.110.608
XVI	1.021.236 - 1.071.235	5	63.855.788
XVII	1.071.236 - MAS		
	TOTAL	**153**	**1.064.366.602**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**328**	**3.347.955.803**
Jubilado	231	2.495.455.220
Pensionado	97	852.500.583
Obrero	**87**	**1.044.335.803**
Jubilado	87	1.044.335.803
TOTAL	**415**	**4.392.291.606**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	31.409.752.674	26.524.033.950	7.021.951.076		**64.955.737.700**
4.02	5.462.944.872	831.558.491	1.365.468.628		**7.659.971.991**
4.03	50.758.021.485	4.831.720.254	6.857.482.248		**62.447.223.987**
4.04	24.194.385.263	469.659.800	1.231.877.505		**25.895.922.568**
4.06				22.279.266.076	**22.279.266.076**
4.07	89.280.306.480	4.402.459.454	2.562.456.000		**96.245.221.934**
4.08				800.000.000	**800.000.000**
TOTAL	**201.105.410.774**	**37.059.431.949**	**19.039.235.457**	**23.079.266.076**	**280.283.344.256**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Proceso Directivo	201.105.410.774
02	Proceso de Apoyo	37.059.431.949
03	Proceso Sustantivo	19.039.235.457
99	Partidas no Asignables a Programas	23.079.266.076
	TOTAL	**280.283.344.256**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	64.955.737.700
4.02	Materiales y Suministros	7.659.971.991
4.03	Servicios no Personales	62.447.223.987
4.04	Activos Reales	25.895.922.568
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.279.266.076
4.07	Transferencias	96.245.221.934
4.08	Otros Gastos de Instituciones Descentralizadas	800.000.000
	TOTAL	**280.283.344.256**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**259.037.535.167**
Transferencias Para Financiar Gastos Corrientes	257.204.078.180
Del Sector Público	257.204.078.180
De la Administración Central	257.204.078.180
Recursos Ordinarios	243.552.090.000
Otras Fuentes de Financiamiento	13.651.988.180
Ingresos por Actividades Propias	100.000
Venta de Bienes	100.000
Revistas	100.000
Otros Ingresos Corrientes	1.833.356.987
Ingresos de la Propiedad	1.833.356.987
Intereses por Dinero en Depósitos	1.833.356.987
B. Gastos Corrientes	**232.108.155.612**
Gastos de Consumo	135.862.933.678
Gastos de Personal	64.955.737.700
Materiales y Suministros	7.659.971.991
Servicios no Personales	62.447.223.987
Otros Gastos de Instituciones Descentralizadas	800.000.000
Depreciación y Amortización	800.000.000
Otros Gastos Corrientes	96.245.221.934
Transferencias	96.245.221.934
C. Resultado Económico : Ahorro/(Desahorro)	**26.929.379.555**
II. Cuenta Capital	
A. Recursos de Capital	**27.729.379.555**
Ahorro en la Cuenta Corriente	26.929.379.555
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	800.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**25.895.922.568**
Activos Reales	25.429.276.088
Repuestos y Reparaciones Mayores	456.600.000
Adquisición de Maquinarias y Demás Equipos	11.593.676.088
Otros Activos Reales	13.379.000.000
Activos Intangibles	466.646.480
C. Resultado Financiero : Superávit / (Déficit)	**1.833.456.987**
III. Cuenta Financiera	
A. Recursos Financieros	**22.279.266.076**
Activos Financieros	20.445.809.089
Disminución de Cajas y Bancos	1.592.912.857
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	18.852.896.232
Superávit Financiero	1.833.456.987
B. Aplicaciones Financieras	**22.279.266.076**
Pasivos Financieros	22.279.266.076
Servicio de la Deuda y Disminución de Otros Pasivos	22.279.266.076
Disminución de Cuentas y Efectos a Pagar	11.435.852.428
Disminución de Otros Pasivos Circulantes	10.031.385.439
Disminución de Otros Pasivos no Circulantes	812.028.209

A0049
Instituto Nacional de Deporte (IND)

INSTITUTO NACIONAL DE DEPORTE (IND)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Misión:

El Instituto Nacional de Deportes es un organismo social autónomo creado por Decreto Ley No. 164 de fecha 22 de junio de 1949, adscrito actualmente al Ministerio de Educación y Deportes, según lo prevé el Decreto con Rango y Fuerza de Ley No. 370 publicado en la Gaceta Oficial No. 5395 Extraordinario de fecha 25 de noviembre de 1999.

Tiene como misión ofrecer alternativas de acción que contribuyan a estimular, fomentar y dirigir el deporte venezolano, planificar, formular, proteger, supervisar y evaluar la gestión deportiva en todo el entorno geopolítico; masificar la actividad física para la salud en pro de una mejor calidad de vida; detectar talentos deportivos a través del fortalecimiento del deporte escolar; planificar adecuadamente el entrenamiento deportivo y usar racionalmente los recursos para optimizar el deporte de alta competencia en función de dar respuestas adecuadas a la relación de inversión y resultados deportivos.

Visión:

Lograr la excelencia y competitividad del sector deportivo, tomando en consideración las necesidades del país, a través de una gestión compartida con el Poder Nacional, Estadal, Municipal y Parroquial, contando con una institución altamente planificada de acuerdo a las leyes, reglamentos y resoluciones existentes, con el fin de contribuir a la formación integral de la población venezolana, además de posicionarse internacionalmente en sitiales privilegiados en los adelantos tecnológicos y las ciencias aplicadas al deporte.

Objetivos:

El objetivo primordial de la Institución, es planificar, formular y coordinar la gestión deportiva, en función de dar respuesta adecuada a los requerimientos de la nación en cuanto a la Educación Física, al Deporte y a la Recreación.

Para cumplir con este cometido en el Ejercicio Fiscal 2005, el presupuesto ingresos de IND se sitúa en Bs. 263.787,4 millones, discriminados en transferencias para financiar gastos corrientes del sector público por Bs. 223.706,2 millones de los cuales Bs. 195.128,8 corresponden a recursos ordinarios y Bs. 28.577,4 millones de otras fuentes de financiamiento; Bs. 2.855,7 millones de transferencias de capital (recursos provenientes de la Ley de Endeudamiento); Bs. 108,0 millones de ingresos de la propiedad (arrendamiento de bienes muebles e inmuebles, entre otros); Bs. 1.534,4 millones del fondo de depreciación y Bs. 35.583,1 millones de la disminución de caja y bancos.

El presupuesto de gastos asciende a Bs. 263.787,4 millones, distribuidos en gastos corrientes por Bs. 220.006,4 millones, gastos de capital Bs. 8.131,0 millones y aplicaciones financieras por Bs. 35.650,0 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 3.807,8 millones y un superávit por Bs. 66,9 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**223.814.216.546**
Transferencias Para Financiar Gastos Corrientes	223.706.216.546
Del Sector Público	223.706.216.546
Otros Ingresos Corrientes	108.000.000
Ingresos de la Propiedad	108.000.000
Recursos de Capital	**4.390.133.000**
Transferencias Para Financiar Gastos de Capital	2.855.705.000
Recursos Provenientes de la ley de Endeudamiento	2.855.705.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.534.428.000
Recursos Financieros	**35.583.061.450**
Activos Financieros	35.583.061.450
Disminución de Caja y Bancos	35.583.061.450
TOTAL	**263.787.410.996**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**220.006.450.067**
Gastos de Consumo	130.406.613.102
Gastos de Personal	43.327.579.323
Materiales y Suministros	11.012.549.535
Servicios no Personales	74.532.056.244
Otros Gastos de Instituciones Descentralizadas	1.534.428.000
Depreciación y Amortización	1.534.428.000
Otros Gastos Corrientes	89.599.836.965
Transferencias	89.599.836.965
Gastos de Capital	**8.130.960.929**
Activos Reales	7.802.004.406
Repuestos y Reparaciones Mayores	238.860.867
Adquisición de Maquinarias y Demás Equipos	1.497.313.105
Obras de Infraestructuras - Estudios y Proyectos	6.065.830.434
Activos Intangibles	328.956.523
Aplicaciones Financieras	**35.650.000.000**
Pasivos Financieros	35.650.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	35.650.000.000
Disminución de Cuentas y Efectos a Pagar	35.650.000.000
Total	**263.787.410.996**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Apoyar Logísticamente y Financieramente a las Escuelas de Atención Comunitaria	Escuela	100
Apoyar Logísticamente y Financieramente Organizaciones Federadas y no Federadas.	Federación	21
Incorporar a Municipios de Todo el País al Desarrollo de las Actividades Deportivas, Recreativas y Para la Salud.	Municipio Incorporado	150
Apoyar a las Federaciones no Olímpicas en Eventos Nacionales e Internacionales	Federación Apoyada	21
Organizar y Apoyar los Juegos de Montaña, Juegos de Playa, el día de Caminar y día del Desafío.	Juego Organizado	4
Realizar Eventos Deportivos Para Promover las Actividades Deportivas, Recreativas y Para la Salud	Evento Realizado	6
Apoyar a Organizaciones Publicas y/o Privadas Para la Realización de las Actividades Deportivas, Recreativas y para la Salud.	Evento Asistido	100
Construcción de Boulevard, Mantenimiento del Sistema de Iluminación Exterior e Interior, del Velódromo Teo Capriles.	Obra Realizada	2
Realizar Supervisión de Controles Metodológico a Federaciones Deportivas y Centros de Preparación.	Supervisión Realizada	100
Otorgar Ayudas Económicas a Esperanzas Olímpicas y Paralímpicas.	Ayuda	20
Otorgar Ayudas Económicas a Igual Número de Atletas de Alto Rendimiento	Ayuda	200
Participar con una Delegación en "Los XV Juegos Bolivarianos"	Delegación -juego	1
Participar con una Delegación en "Las III Olimpíadas del Deporte Cubano"	Delegación -juego	1
Apoyar Económicamente la Realización y Organización de los XVI Juegos Deportivos Nacionales, Los Andes 2005	Transferencia	6
Adquisición de Insumos de Laboratorio, Medicamentos, Vitaminas y Suplementos Nutricionales Para los Atletas	Insumo Adquirido	6
Realizar Asistencia Alimentaría y Alojamiento Para Atletas y Entrenadores de Alto Rendimiento en Concentraciones Periódicas	Atleta y Entrenador Asistido	12.000
Garantizar los Recursos Económicos y Funcionamiento de Cuatro Centros de Ciencias Aplicadas al Deporte.	Centro Apoyado	16
Realizar Transferencia a las Federaciones Deportivas Para la Participación en Eventos Deportivos Nacionales e Internacionales.	Transferencia Realizada	210
Crear Laboratorio de Tecnología Deportiva (3.000 Atletas) Pertenecientes a Pre-Selecciones y Selecciones Nacionales.	Crear Laboratorio	1

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Reparaciones Varias en Áreas Exteriores, Pintura y Limpieza de Obra Limpia Estadio Nacional Brígido Iriarte	Obra Realizada	1
Construcción de Sala de Hidroterapia para los Atletas de Selecciones Nacionales Velódromo Teo Capriles.	Obra Realizada	1
Contratación de Empresa Para el Techado de Cancha Deportivas	Empresa Contratada	24
Recuperación, modernización y Reubicación del Sistema de Potencia Eléctrica de Emergencia del Velódromo Teo Capriles	Obra Realizada	1
Fases de los Juegos Escolares Realizados	Juego Realizado	4
Realizar Transferencia para Financiar "Los Juegos Deportivos Nacionales Escolares"	Transferencia Realizada	4
Festivales Deportivos Recreativos Estadales	Festival Realizado	21
Contratar Docentes Para Coordinar e Implementar el Programa Académico Tutorial de Atletas de Alto Rendimiento a Nivel Nacional	Docente Contratado	12
Implementar el Sistema de Ensayos y Pasantías Escolares en Diferentes Niveles y Modalidades	Sistema de Pasantía	1
Garantizar los Recursos Económicos y Funcionamiento a Instituciones Deportivas de Educación Superior Afiliadas a FEDEVES.	Transferencia Realizada	30
Implementar a Nivel Nacional Programas de Ajedrez y Natación Escolar	Proyecto	4
Coordinar la Organización de los Juegos Escolares Fe y Alegría (1.000.000 de Alumnos)	Juego Organizado	1
Asistencia a Eventos Internacionales Escolares (Los Juegos Suramericanos Escolares)	Evento Asistido	1
Organizar Campamentos Deportivos Recreativos Dirigidos a los Liceos Bolivarianos de la 3era Etapa de Educación Básica	Campamento	1
Otorgar 60 Ayudas Económicas a Igual Número Estudiantes con Alto Desempeño Deportivo.	Ayuda	60

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**600**	**8.338.079.024**
Directivo	73	994.500.391
Profesional y Técnico	224	4.936.886.830
Administrativo	147	1.663.693.851
Obrero	156	742.997.952
Personal Contratado	**140**	**1.767.937.500**
Profesional y Técnico	100	1.579.537.500
Obrero	40	188.400.000
TOTAL	**740**	**10.106.016.524**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	30	144.000.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	9	64.999.604
VIII	621.236 - 671.235		
IX	671.236 - 721.235	5	40.795.700
X	721.236 - 771.235	19	166.076.546
XI	771.236 - 821.235	16	149.469.142
XII	821.236 - 871.235	15	150.990.563
XIII	871.236 - 921.235	19	199.867.464
XIV	921.236 - 971.235	27	299.352.022
XV	971.236 - 1.021.235	21	245.287.456
XVI	1.021.236 - 1.071.235	12	148.792.099
XVII	1.071.236 - MAS	371	7.564.987.976
	TOTAL	**544**	**9.174.618.572**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	41	182.647.620
III	371.236 - 421.235	120	562.071.204
IV	421.236 - 471.235	28	146.945.448
V	471.236 - 521.235	7	39.733.680
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**196**	**931.397.952**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1.992**	**32.443.393.157**
Jubilado	1.900	30.993.933.306
Pensionado	92	1.449.459.851
Obrero	**537**	**2.885.103.075**
Jubilado	517	2.688.627.271
Pensionado	20	196.475.804
TOTAL	**2.529**	**35.328.496.232**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05
4.01	43.327.579.323				
4.02	3.772.064.232	525.347.827	5.661.000.000	405.985.305	648.152.171
4.03	60.583.471.333	388.304.343	9.547.250.000	3.211.582.739	801.447.829
4.04	1.476.076.143	4.347.830	301.750.000	6.348.786.956	
4.06					
4.07	57.103.086.965	6.082.000.000	19.490.000.000	3.374.350.000	3.550.400.000
4.08					
TOTAL	**166.262.277.996**	**7.000.000.000**	**35.000.000.000**	**13.340.705.000**	**5.000.000.000**

PROGRAMAS POR PARTIDAS (Continuación)

Código	99	TOTAL
4.01		**43.327.579.323**
4.02		**11.012.549.535**
4.03		**74.532.056.244**
4.04		**8.130.960.929**
4.06	35.650.000.000	**35.650.000.000**
4.07		**89.599.836.965**
4.08	1.534.428.000	**1.534.428.000**
TOTAL	**37.184.428.000**	**263.787.410.996**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Comunes Para la Administración del I.N.D	166.262.277.996
02	Deporte Para Todos	7.000.000.000
03	Deporte de Rendimiento	35.000.000.000
04	Instalaciones Deportivas	13.340.705.000
05	Educación Física y Deporte Escolar	5.000.000.000
99	Partidas no Asignables a Programas	37.184.428.000
	TOTAL	**263.787.410.996**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	43.327.579.323
4.02	Materiales y Suministros	11.012.549.535
4.03	Servicios no Personales	74.532.056.244
4.04	Activos Reales	8.130.960.929
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	35.650.000.000
4.07	Transferencias	89.599.836.965
4.08	Otros Gastos de Instituciones Descentralizadas	1.534.428.000
	TOTAL	**263.787.410.996**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**223.814.216.546**
Transferencias Para Financiar Gastos Corrientes	223.706.216.546
Del Sector Público	223.706.216.546
De la Administración Central	223.706.216.546
Recursos Ordinarios	195.128.800.000
Gastos de Funcionamiento del IND	148.723.961.421
Gastos del Convenio Integral de Cooperación	46.404.838.579
Otras Fuentes de Financiamiento	28.577.416.546
Gastos del Convenio Integral de Cooperación	28.577.416.546
Otros Ingresos Corrientes	108.000.000
Ingresos de la Propiedad	108.000.000
Otros Ingresos Corrientes	108.000.000
Ingresos de la Propiedad	108.000.000
Otros Ingresos de la Propiedad	108.000.000
Arrendamiento de Bienes Muebles e Inmuebles	18.000.000
Otros Ingresos de la Propiedad	90.000.000
B. Gastos Corrientes	**220.006.450.067**
Gastos de Consumo	130.406.613.102
Gastos de Personal	43.327.579.323
Materiales y Suministros	11.012.549.535
Servicios no Personales	74.532.056.244
Otros Gastos de Instituciones Descentralizadas	1.534.428.000
Depreciación y Amortización	1.534.428.000
Otros Gastos Corrientes	89.599.836.965
Transferencias	89.599.836.965
C. Resultado Económico : Ahorro/(Desahorro)	**3.807.766.479**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**8.197.899.479**
Ahorro en la Cuenta Corriente	3.807.766.479
Transferencias Para Financiar Gastos de Capital	2.855.705.000
Recursos Provenientes de la ley de Endeudamiento	2.855.705.000
Programas y Proyectos	2.855.705.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.534.428.000
B. Gastos de Capital	**8.130.960.929**
Activos Reales	7.802.004.406
Repuestos y Reparaciones Mayores	238.860.867
Adquisición de Maquinarias y Demás Equipos	1.497.313.105
Obras de Infraestructura	6.065.830.434
Activos Intangibles	328.956.523
C. Resultado Financiero : Superávit/(Déficit)	**66.938.550**
III. Cuenta Financiera	
A. Recursos Financieros	**35.650.000.000**
Activos Financieros	35.583.061.450
Disminución de Cajas y Bancos	35.583.061.450
Superávit Financiero	66.938.550
B. Aplicaciones Financieras	**35.650.000.000**
Pasivos Financieros	35.650.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	35.650.000.000
Disminución de Cuentas y Efectos a Pagar	35.650.000.000

A0056
Instituto de Previsión y Asistencia Social para
el Personal del Ministerio de Educación
(IPASME)

INSTITUTO DE PREVISIÓN Y ASISTENCIA SOCIAL PARA EL PERSONAL DEL MINISTERIO DE EDUCACIÓN (IPASME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME), tiene por objetivos brindar atención médica-odontológica, otorgar préstamos para viviendas, coordinar la actividad cultural y recreacional que contribuyen al bienestar social, mental y físico de los afiliados.

Para el ejercicio fiscal 2005, el IPASME estima lograr las siguientes metas: prestar atención médica directa a 4.306.584 pacientes, e indirecta a 11.370 pacientes; otorgar 25.500 créditos personales; 4.500 créditos automovilísticos; 3.563 créditos turísticos; 7.000 créditos hipotecarios; alojar 92.000 personas en el Centro Turístico Ipasmar y 42.500 en el Hotel Valle Grande.

Para el logro de sus metas dispone de un financiamiento de Bs. 661.606,2 millones, de los cuales Bs. 86.537,6 millones (13,1%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 1.450,2 millones (0,2%), otros ingresos Bs. 235.337,4 millones (35,6%), recursos de capital Bs. 672,2 millones (0,1%) provenientes de la reserva de depreciación y Bs. 337.608,8 millones (51,0%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 282.646,0 millones (42,7%), inversión en activos fijos por Bs. 40.807,7 millones (6,2%) y aplicaciones financieras de Bs. 338.152,5 millones (51,1%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**323.325.198.687**
Transferencias Para Financiar Gastos Corrientes	86.537.600.000
Del Sector Público	86.537.600.000
Ingresos por Actividades Propias	1.450.171.000
Venta de Servicios	1.450.171.000
Otros Ingresos Corrientes	235.337.427.687
Ingresos por Aportes y Contribuciones	198.643.223.000
Ingresos de la Propiedad	36.694.204.687
Recursos de Capital	**672.157.957**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	672.157.957
Recursos Financieros	**337.608.835.540**
Activos Financieros	132.181.407.180
Disminución de Cuentas y Efectos a Cobrar	132.181.407.180
Pasivos Financieros	205.427.428.360
Incremento de Pasivos no Circulantes	205.427.428.360
TOTAL	**661.606.192.184**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**282.645.988.340**
Gastos de Consumo	263.198.142.771
Gastos de Personal	187.233.680.262
Materiales y Suministros	17.193.879.993
Servicios no Personales	55.235.028.110
Otros Gastos de Instituciones Descentralizadas	3.535.554.406
Depreciación y Amortización	672.157.957
Intereses por Operaciones Financieras	2.863.396.449
Otros Gastos Corrientes	19.447.845.569
Transferencias	19.447.845.569
Gastos de Capital	**40.807.734.540**
Activos Reales	40.807.734.540
Adquisición de Maquinarias y Demás Equipos	15.970.060.238
Obras de Infraestructuras - Estudios y Proyectos	8.086.957.000
Estudios y Proyectos Para Inversión en Activo Fijo	41.739.000
Otros Activos Reales	16.708.978.302
Aplicaciones Financieras	**338.152.469.304**
Activos Financieros	310.700.000.000
Concesión de Préstamos	310.700.000.000
Pasivos Financieros	27.452.469.304
Servicio de la Deuda Pública y Disminución de Otros Pasivos	27.452.469.304
Disminución de Cuentas y Efectos a Pagar	27.452.469.304
Total	**661.606.192.184**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Servicio Médico Directo	Paciente Atendido	4.306.584
Servicio Médico Indirecto	Paciente Atendido	11.370
Servicio Cirugía Ambulatoria	Paciente Atendido	2.405
Créditos Personales (Corto Plazo)	Crédito	25.500
Créditos Automovilísticos (Corto Plazo)	Crédito	4.500
Créditos Turísticos (Corto Plazo)	Crédito	3.563
Créditos Hipotecarios (Largo Plazo)	Crédito	7.000
Alojamiento Ipasmar	Persona	92.000
Alojamiento Valle Grande	Persona	42.500
Alojamiento en Otros Hoteles y Posadas a través de Convenios	Persona	600
Planes Vacacionales	Persona	1.563

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**7.326**	**47.476.201.524**
Directivo	207	2.742.780.408
Profesional y Técnico	1.670	15.672.930.264
Administrativo	2.554	12.613.057.908
Médico	422	4.205.606.640
Obrero	2.473	12.241.826.304
Personal Fijo a Tiempo Parcial	**1.098**	**5.595.384.468**
Médico	1.098	5.595.384.468
Personal Contratado	**1.206**	**6.762.607.349**
Directivo	88	1.051.463.892
Profesional y Técnico	149	1.043.320.608
Administrativo	107	430.233.252
Médico	245	1.356.302.945
Obrero	617	2.881.286.652
TOTAL	**9.630**	**59.834.193.341**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	DESDE - 321.235	1	3.612.000
II	321.236 - 371.235	812	3.336.732.072
III	371.236 - 421.235	1.257	6.004.236.444
IV	421.236 - 471.235	1.721	9.067.745.364
V	471.236 - 521.235	161	949.416.317
VI	521.236 - 571.235	83	542.143.008
VII	571.236 - 621.235	233	1.689.170.784
VIII	621.236 - 671.235	281	2.172.933.888
IX	671.236 - 721.235	305	2.535.810.564
X	721.236 - 771.235	450	4.036.810.920
XI	771.236 - 821.235	478	4.551.447.516
XII	821.236 - 871.235	282	2.886.331.860
XIII	871.236 - 921.235	126	1.358.901.180
XIV	921.236 - 971.235	52	588.381.840
XV	971.236 - 1.021.235	57	677.025.420
XVI	1.021.236 - 1.071.235	23	287.273.016
XVII	1.071.236 - MAS	218	4.023.108.192
	TOTAL	**6.540**	**44.711.080.385**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	DESDE - 321.235		
II	321.236 - 371.235	356	1.525.931.100
III	371.236 - 421.235	1.682	7.981.447.488
IV	421.236 - 471.235	1.032	5.500.851.516
V	471.236 - 521.235	20	114.882.852
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3.090**	**15.123.112.956**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1.746**	**9.496.670.259**
Jubilado	1.183	6.363.843.039
Pensionado	563	3.132.827.220
Obrero	**1.069**	**5.151.019.260**
Jubilado	886	4.269.226.440
Pensionado	183	881.792.820
TOTAL	**2.815**	**14.647.689.519**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	107.542.749.660	3.580.259.353	70.868.221.920	1.903.711.182
4.02	2.206.399.896	729.696.577	13.386.663.415	214.535.600
4.03	5.376.280.528	12.614.697.117	13.319.041.438	358.184.340
4.04	6.053.891.294	521.384.098	9.061.341.010	155.250.000
4.05				
4.06	16.452.469.304	1.000.000.000		10.000.000.000
4.07	14.814.725.240	22.000.000	481.120.329	4.000.000.000
4.08		3.535.554.406		
TOTAL	**152.446.515.922**	**22.003.591.551**	**107.116.388.112**	**16.631.681.122**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	07	TOTAL
4.01	1.358.005.528	901.778.779	1.078.953.840	**187.233.680.262**
4.02	73.020.400	34.981.000	548.583.105	**17.193.879.993**
4.03	427.275.360	21.210.397.209	1.929.152.118	**55.235.028.110**
4.04	37.500.000	24.783.944.000	194.424.138	**40.807.734.540**
4.05	310.700.000.000			**310.700.000.000**
4.06				**27.452.469.304**
4.07			130.000.000	**19.447.845.569**
4.08				**3.535.554.406**
TOTAL	**312.595.801.288**	**46.931.100.988**	**3.881.113.201**	**661.606.192.184**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	152.446.515.922
02	Servicios Auxiliares	22.003.591.551
03	Asistencial	107.116.388.112
04	Atención Integral al Afiliado	16.631.681.122
05	Crediticio	312.595.801.288
06	Obras y Servicios	46.931.100.988
07	Cultura y Recreación	3.881.113.201
	TOTAL	**661.606.192.184**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	187.233.680.262
4.02	Materiales y Suministros	17.193.879.993
4.03	Servicios no Personales	55.235.028.110
4.04	Activos Reales	40.807.734.540
4.05	Activos Financieros	310.700.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	27.452.469.304
4.07	Transferencias	19.447.845.569
4.08	Otros Gastos de Instituciones Descentralizadas	3.535.554.406
	TOTAL	**661.606.192.184**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**323.325.198.687**
Transferencias Para Financiar Gastos Corrientes	86.537.600.000
Del Sector Público	86.537.600.000
De la Administración Central	86.537.600.000
Recursos Ordinarios	86.537.600.000
Ingresos por Actividades Propias	1.450.171.000
Venta de Servicios	1.450.171.000
Venta Planes Vacacionales	1.052.396.000
Venta de Servicios Crediticios	397.775.000
Otros Ingresos Corrientes	235.337.427.687
Ingresos por Aportes y Contribuciones	198.643.223.000
Aporte Patronal del Sector Público	125.657.946.000
Contribuciones Seguridad Social Ministerio de Educación	57.063.500.000
Contribuciones Seguridad Social Cotización 3% Educ. Superior	3.493.016.000
Contribuciones Seguridad Social de Gobernaciones	7.753.723.000
Contribuciones Seguridad Social del IPASME	1.387.712.000
Ingresos Varios	3.287.326.000
Ingresos de la Propiedad	36.694.204.687
Otros Ingresos de la Propiedad	36.694.204.687
Intereses Devengados en Valores	10.792.000.000
Intereses por Préstamos Concedidos	25.667.560.000
Intereses por Rentas Inmobiliarias	234.644.687
B. Gastos Corrientes	**282.645.988.340**
Gastos de Consumo	263.198.142.771
Gastos de Personal	187.233.680.262
Materiales y Suministros	17.193.879.993
Servicios no Personales	55.235.028.110
Otros Gastos de Instituciones Descentralizadas	3.535.554.406
Depreciación y Amortización	672.157.957
Intereses por Operaciones Financieras	2.863.396.449
Otros Gastos Corrientes	19.447.845.569
Transferencias	19.447.845.569
C. Resultado Económico : Ahorro/(Desahorro)	**40.679.210.347**
II. Cuenta Capital	
A. Recursos de Capital	**41.351.368.304**
Ahorro en la Cuenta Corriente	40.679.210.347
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	672.157.957
B. Gastos de Capital	**40.807.734.540**
Activos Reales	40.807.734.540
Adquisición de Maquinarias y Demás Equipos	15.970.060.238
Obras de Infraestructura	8.086.957.000
Estudios y Proyectos Para Inversión en Activo Fijo	41.739.000
Otros Activos Reales	16.708.978.302
C. Resultado Financiero : Superávit/(Déficit)	**543.633.764**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**338.152.469.304**
Activos Financieros	132.181.407.180
Disminución de Cuentas y Efectos a Cobrar	132.181.407.180
Pasivos Financieros	205.427.428.360
Incremento de Pasivos no Circulantes	205.427.428.360
Superávit Financiero	543.633.764
B. Aplicaciones Financieras	**338.152.469.304**
Activos Financieros	310.700.000.000
Concesión de Préstamos	310.700.000.000
Pasivos Financieros	27.452.469.304
Servicio de la Deuda y Disminución de Otros Pasivos	27.452.469.304
Disminución de Cuentas y Efectos a Pagar	27.452.469.304

A0062
Instituto Universitario de Estudios Musicales

INSTITUTO UNIVERSITARIO DE ESTUDIOS MUSICALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Estudios Musicales (IUDEM), tiene como misión formar profesionales de la música que contribuyan con el desarrollo de la cultura musical del país, con la transformación de la sociedad venezolana y la motivación dentro de un modelo académico de creación de bienes culturales musicales. El Instituto, prevé atender una matricula de: 49 alumnos del curso de nivelación; 241 alumnos del ciclo regular y 5 licenciados en las diferentes menciones. Igualmente, a través del Programa Pro-música y Educación continua el Instituto estima atender 275 estudiantes.

Para el Ejercicio Fiscal 2005, el Instituto Universitario de Estudios Musicales contempla ingresos presupuestarios Bs. 3.601,7 millones de bolívares, de los cuales Bs. 3.190,6 millones corresponde al aporte del Ejecutivo Nacional; Bs. 171,2 millones por actividades propias (aporte estudiantil); Bs. 15,0 millones de intereses provenientes de colocaciones financieras. Además de, recursos por Bs. 29,0 millones del fondo de depreciación y recursos financieros por Bs. 195,9 millones.

El Instituto se ha propuesto desarrollar acciones para el 2005, de recaudar ingresos adicionales entre las que se destacan:

- Montajes de operas y espectáculos financiados por particulares.
- Elaborar y mercadear material de apoyo a las actividades académicas, particularmente para el Programa PROMÚSICA.
- Incrementar la cuota del aporte estudiantil
- Colocación de los recursos que ingresan en cuentas que generen rendimiento.

El presupuesto de gastos alcanza un monto de Bs. 3.601,7 millones, distribuidos en: gastos corrientes Bs. 3.178,7 millones; gastos de capital por Bs. 165,0 millones y aplicaciones financieras por Bs. 258,0 millones.

El resultado económico y financiero del Instituto presenta un ahorro de Bs. 198,1 millones y un superávit de Bs. 62,1 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.376.850.000**
Transferencias Para Financiar Gastos Corrientes	3.190.600.000
Del Sector Público	3.190.600.000
Ingresos por Actividades Propias	171.250.000
Venta de Servicios	171.250.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Recursos de Capital	**29.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	29.000.000
Recursos Financieros	**195.884.223**
Activos Financieros	195.884.223
Disminución de Caja y Bancos	9.819.476
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	186.064.747
TOTAL	**3.601.734.223**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.178.734.223**
Gastos de Consumo	3.155.610.834
Gastos de Personal	2.622.738.854
Materiales y Suministros	118.884.180
Servicios no Personales	384.987.800
Otros Gastos de Instituciones Descentralizadas	29.000.000
Depreciación y Amortización	29.000.000
Otros Gastos Corrientes	23.123.389
Transferencias	23.123.389
Gastos de Capital	**165.000.000**
Activos Reales	165.000.000
Adquisición de Maquinarias y Demás Equipos	86.000.000
Otros Activos Reales	79.000.000
Aplicaciones Financieras	**258.000.000**
Pasivos Financieros	258.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	258.000.000
Disminución de Cuentas y Efectos a Pagar	258.000.000
Total	**3.601.734.223**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Cursos de Nivelación	Alumno	49
Ciclo Regular	Alumno	241
Ciclo Profesional	Licenciado	5
Promúsica y Educación Continua	Alumno	275

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**43**	**527.439.026**
Directivo	3	67.266.000
Profesional y Técnico	10	97.183.000
Administrativo	4	22.805.000
Docente	16	253.411.419
De Investigación	2	37.229.000
Obrero	8	49.544.607
Personal Fijo a Tiempo Parcial	**46**	**223.520.897**
Docente	46	223.520.897
Personal Contratado	**41**	**194.785.600**
Administrativo	3	13.100.000
Docente	36	172.818.956
Obrero	2	8.866.644
TOTAL	**130**	**945.745.523**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	3	13.100.000
III	371.236 - 421.235	82	396.339.853
IV	421.236 - 471.235		
V	471.236 - 521.235	4	22.805.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	10	97.183.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	21	357.906.419
	TOTAL	**120**	**887.334.272**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.866.644
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	8	49.544.607
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**58.411.251**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**14.646.889**
Jubilado	1	14.646.889
TOTAL	**1**	**14.646.889**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	740.555.436	1.882.183.418		**2.622.738.854**
4.02	73.126.020	45.758.160		**118.884.180**
4.03	144.592.200	240.395.600		**384.987.800**
4.04	42.500.000	122.500.000		**165.000.000**
4.06			258.000.000	**258.000.000**
4.07	15.146.889	7.976.500		**23.123.389**
4.08			29.000.000	**29.000.000**
TOTAL	**1.015.920.545**	**2.298.813.678**	**287.000.000**	**3.601.734.223**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	1.015.920.545
02	Formación y Apoyo Docente	2.298.813.678
99	Partidas no Asignables a Programas	287.000.000
	TOTAL	**3.601.734.223**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.622.738.854
4.02	Materiales y Suministros	118.884.180
4.03	Servicios no Personales	384.987.800
4.04	Activos Reales	165.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	258.000.000
4.07	Transferencias	23.123.389
4.08	Otros Gastos de Instituciones Descentralizadas	29.000.000
	TOTAL	**3.601.734.223**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.376.850.000**
Transferencias Para Financiar Gastos Corrientes	3.190.600.000
Del Sector Público	3.190.600.000
De Entes Descentralizados	3.190.600.000
Recursos Ordinarios	3.190.600.000
Ingresos por Actividades Propias	171.250.000
Venta de Servicios	171.250.000
Aporte Estudiantil	171.250.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósitos	15.000.000
B. Gastos Corrientes	**3.178.734.223**
Gastos de Consumo	3.155.610.834
Gastos de Personal	2.622.738.854
Materiales y Suministros	118.884.180
Servicios no Personales	384.987.800
Otros Gastos de Instituciones Descentralizadas	29.000.000
Depreciación y Amortización	29.000.000
Otros Gastos Corrientes	23.123.389
Transferencias	23.123.389
C. Resultado Económico : Ahorro/(Desahorro)	**198.115.777**
II. Cuenta Capital	
A. Recursos de Capital	**227.115.777**
Ahorro en la Cuenta Corriente	198.115.777
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	29.000.000
B. Gastos de Capital	**165.000.000**
Activos Reales	165.000.000
Adquisición de Maquinarias y Demás Equipos	86.000.000
Otros Activos Reales	79.000.000
C. Resultado Financiero : Superávit/(Déficit)	**62.115.777**
III. Cuenta Financiera	
A. Recursos Financieros	**258.000.000**
Activos Financieros	195.884.223
Disminución de Cajas y Bancos	9.819.476
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	186.064.747
Superávit Financiero	62.115.777
B. Aplicaciones Financieras	**258.000.000**
Pasivos Financieros	258.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	258.000.000
Disminución de Cuentas y Efectos a Pagar	258.000.000

A0135
Academia Nacional de Ciencias Económicas

ACADEMIA NACIONAL DE CIENCIAS ECONÓMICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Academia Nacional de Ciencias Económicas tiene como misión el desarrollo de las ciencias económicas y el estudio de la economía venezolana, promover, estimular y difundir trabajos de investigación de las ciencias económicas.

Entre las actividades principales de la Academia se destacan:

- Cooperación de la elaboración de lineamientos de la estrategia de desarrollo económico y social y del plan de la nación
- Opinar en la elaboración de proyectos de leyes en materia económica y formar una biblioteca de obras de Ciencias Económicas.

Entre las metas proyectadas más relevantes de la academia, destacan las siguientes: Publicación de 2.000 libros y la publicación de 2.000 ejemplares de la revista Nueva Economía.

El presupuesto de ingreso de la Academia para el año 2005 se sitúa en Bs. 126,6 millones , discriminados en Bs. 120,9 millones del aporte del Ejecutivo Nacional (95,5%); Bs. 2,0 millones de ventas de bienes y servicios (1,6%); Bs. 3,0 por ingresos de la propiedad (2,4%) y Bs. 0,7 millones por Recursos de Capital provenientes de la depreciación (0,6%).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 121,4 millones y Bs. 5,2 millones a la adquisición de activos.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 4,5 millones en la cuenta corriente y resultado equilibrado en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**125.900.544**
Transferencias Para Financiar Gastos Corrientes	120.900.544
Del Sector Público	120.900.544
Ingresos por Actividades Propias	2.000.000
Venta de Bienes	2.000.000
Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Recursos de Capital	**700.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	700.000
TOTAL	**126.600.544**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**121.399.400**
Gastos de Consumo	120.649.400
Gastos de Personal	79.096.400
Materiales y Suministros	5.290.400
Servicios no Personales	35.562.600
Otros Gastos de Instituciones Descentralizadas	700.000
Depreciación y Amortización	700.000
Otros Gastos Corrientes	750.000
Transferencias	750.000
Otras Transferencias	750.000
Gastos de Capital	**5.201.144**
Activos Reales	5.201.144
Adquisición de Maquinarias y Demás Equipos	5.201.144
Total	**126.600.544**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Publicar Libros	Ejemplar	2.000
Vender Libros	Ejemplar	750
Editar Revista Nueva Economía	Ejemplar	2.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**6**	**45.899.300**
Administrativo	5	39.931.700
Obrero	1	5.967.600
Personal Contratado	**3**	**3.696.000**
Administrativo	1	2.016.000
Obrero	2	1.680.000
TOTAL	**9**	**49.595.300**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	2.016.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	5	39.931.700
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**6**	**41.947.700**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	1.680.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	5.967.600
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3**	**7.647.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	79.096.400		**79.096.400**
4.02	5.290.400		**5.290.400**
4.03	35.562.600		**35.562.600**
4.04	5.201.144		**5.201.144**
4.06	8.985.348		**8.985.348**
4.08	750.000	700.000	**1.450.000**
TOTAL	**134.885.892**	**700.000**	**135.585.892**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección, Administración e Investigación Científica Literaria	134.885.892
99	Partidas no Asignables a Programas	700.000
	TOTAL	**135.585.892**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	79.096.400
4.02	Materiales y Suministros	5.290.400
4.03	Servicios no Personales	35.562.600
4.04	Activos Reales	5.201.144
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.985.348
4.08	Otros Gastos de Instituciones Descentralizadas	1.450.000
	TOTAL	**135.585.892**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**125.900.544**
Transferencias Para Financiar Gastos Corrientes	120.900.544
Del Sector Público	120.900.544
De la Administración Central	120.900.544
Recursos Ordinarios	120.900.544
Ingresos por Actividades Propias	2.000.000
Venta de Bienes	2.000.000
Venta de Publicaciones	2.000.000
Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Intereses por Dinero en Depósitos	3.000.000
B. Gastos Corrientes	**121.399.400**
Gastos de Consumo	120.649.400
Gastos de Personal	79.096.400
Materiales y Suministros	5.290.400
Servicios no Personales	35.562.600
Otros Gastos de Instituciones Descentralizadas	700.000
Depreciación y Amortización	700.000
Otros Gastos Corrientes	750.000
Transferencias	750.000
Otras Transferencias	750.000
Comisión por Venta de Publicaciones	750.000
C. Resultado Económico : Ahorro/(Desahorro)	**4.501.144**
II. Cuenta Capital	
A. Recursos de Capital	**5.201.144**
Ahorro en la Cuenta Corriente	4.501.144
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	700.000
B. Gastos de Capital	**5.201.144**
Activos Reales	5.201.144
Adquisición de Maquinarias y Demás Equipos	5.201.144
C. Resultado Financiero Equilibrado	

A0136
Academia Nacional de Ciencias Física,
Matemáticas y Naturales

ACADEMIA NACIONAL DE CIENCIAS FÍSICA, MATEMÁTICAS Y NATURALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Academia Nacional de Ciencias Físicas, Matemáticas y Naturales tiene como misión promover acciones en el ámbito nacional e internacional para el logro de una difusión y fortalecimiento de éstas ciencias y sus aplicaciones.

Entre las actividades principales de la Academia se destacan:

- Establecer relaciones de intercambio con otras instituciones de carácter científico e institucionales, a través del intercambio de conocimientos, experiencias y resultados en las investigaciones realizadas.

- Estudiar los métodos para la enseñanza de las Ciencias Físicas, Matemáticas y Naturales y sus aplicaciones.

De las metas más relevantes de la academia, destacan las siguientes: Publicación y distribución de 2000 ejemplares de la Academia y realizar 42 sesiones de Asamblea.

El presupuesto de ingreso de la Academia se sitúa en Bs. 172,0 millones , discriminados en Bs. 153,4 millones del aporte del Ejecutivo Nacional (89,2%); Bs. 10,5 millones de aportes del sector privado (6,1%); Bs. 5,7 millones Recursos Financieros (3,3%) y Bs. 2,4 millones Recursos de Capital provenientes de la depreciación (1,4%).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 161,0 millones; Bs. 5,0 millones a la adquisición de activos y Bs. 6,0 millones a Disminución de Otros Pasivos no Circulantes.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 2,9 millones en la cuenta corriente y superávit de Bs. 0,3 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**163.890.550**
Transferencias Para Financiar Gastos Corrientes	163.890.550
Del Sector Privado	10.500.000
Del Sector Público	153.390.550
Recursos de Capital	**2.400.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.400.000
Recursos Financieros	**5.709.450**
Activos Financieros	5.709.450
Disminución de Caja y Bancos	5.709.450
TOTAL	**172.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**161.000.000**
Gastos de Consumo	161.000.000
Gastos de Personal	67.800.000
Materiales y Suministros	20.500.000
Servicios no Personales	70.300.000
Otros Gastos de Instituciones Descentralizadas	2.400.000
Depreciación y Amortización	2.400.000
Gastos de Capital	**5.000.000**
Activos Reales	5.000.000
Adquisición de Maquinarias y Demás Equipos	5.000.000
Aplicaciones Financieras	**6.000.000**
Pasivos Financieros	6.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.000.000
Disminución de Otros Pasivos no Circulantes	6.000.000
Total	**172.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar Sesiones de Asamblea	Sesión	42
Convocar a Reuniones de Junta Directiva	Reunión	42
Publicar y Distribuir Boletines	Ejemplares	2.000
Convocar a Reuniones Técnicas	Reunión	6
Incorporar Miembros a la Academia	Sesión	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**4**	**19.159.600**
Profesional y Técnico	1	7.120.000
Obrero	3	12.039.600
Personal Contratado	**1**	**2.059.200**
Profesional y Técnico	1	2.059.200
TOTAL	**5**	**21.218.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	2.059.200
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	1	7.120.000
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**9.179.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	3	12.039.600
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3**	**12.039.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	67.800.000		**67.800.000**
4.02	20.500.000		**20.500.000**
4.03	70.300.000		**70.300.000**
4.04	5.000.000		**5.000.000**
4.06	6.000.000		**6.000.000**
4.08		2.400.000	**2.400.000**
TOTAL	**169.600.000**	**2.400.000**	**172.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	169.600.000
99	Partidas no Asignables a Programas	2.400.000
	TOTAL	**172.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	67.800.000
4.02	Materiales y Suministros	20.500.000
4.03	Servicios no Personales	70.300.000
4.04	Activos Reales	5.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	2.400.000
	TOTAL	**172.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**163.890.550**
Transferencias Para Financiar Gastos Corrientes	163.890.550
Del Sector Privado	10.500.000
Fundación	10.500.000
Del Sector Público	153.390.550
De la Administración Central	153.390.550
Recursos Ordinarios	153.390.550
B. Gastos Corrientes	**161.000.000**
Gastos de Consumo	161.000.000
Gastos de Personal	67.800.000
Materiales y Suministros	20.500.000
Servicios no Personales	70.300.000
Otros Gastos de Instituciones Descentralizadas	2.400.000
Depreciación y Amortización	2.400.000
C. Resultado Económico : Ahorro/ (Desahorro)	**2.890.550**
II. Cuenta Capital	
A. Recursos de Capital	**5.290.550**
Ahorro en la Cuenta Corriente	2.890.550
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	2.400.000
B. Gastos de Capital	**5.000.000**
Activos Reales	5.000.000
Adquisición de Maquinarias y Demás Equipos	5.000.000
C. Resultado Financiero : Superávit / (Déficit)	**290.550**
III. Cuenta Financiera	
A. Recursos Financieros	**6.000.000**
Activos Financieros	5.709.450
Disminución de Cajas y Bancos	5.709.450
Superávit Financiero	290.550
B. Aplicaciones Financieras	**6.000.000**
Pasivos Financieros	6.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	6.000.000
Disminución de Otros Pasivos no Circulantes	6.000.000

A0137
Academia Nacional de Ciencias Políticas y Sociales

ACADEMIA NACIONAL DE CIENCIAS POLÍTICAS Y SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Academia Nacional de Ciencias Políticas y Sociales tiene como misión propender al desarrollo y progreso de las ciencias políticas y sociales.

Entre las actividades principales de la Academia se destacan:

- Cooperar con el progreso y mejora de la legislación venezolana promoviendo certámenes de acuerdo con los estatutos.

- Redactar y revisar los proyectos de códigos y demás leyes de carácter general que el Ejecutivo crea conveniente cometer a estudio.

De las metas más relevantes de la academia, destacan las siguientes: Publicación de 1.000 ejemplares del Boletín de la Academia, publicación de 4.000 ejemplares de la Serie de estudios y la publicación de 2.000 ejemplares de la Ponencia del Congreso.

El presupuesto de ingreso de la Academia para el año 2005 se sitúa en Bs. 175,5 millones , discriminados en Bs. 166,4 millones del aporte del Ejecutivo Nacional (94,8%); Bs. 5,0 millones de ventas de bienes y servicios (2,8%) y Recursos Financieros de Bs. 4,1 millones (2,3%).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 170,8 millones y Gastos de Capital por Bs. 4,7 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 0,6 millones en la cuenta corriente y resultado déficit de Bs. 4,1 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**171.440.464**
Transferencias Para Financiar Gastos Corrientes	166.440.464
Del Sector Público	166.440.464
Ingresos por Actividades Propias	5.000.000
Venta de Bienes	5.000.000
Recursos Financieros	**4.056.182**
Activos Financieros	4.056.182
Disminución de Caja y Bancos	4.056.182
TOTAL	**175.496.646**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**170.796.646**
Gastos de Consumo	170.796.646
Gastos de Personal	113.776.646
Materiales y Suministros	8.400.000
Servicios no Personales	48.620.000
Gastos de Capital	**4.700.000**
Activos Reales	4.700.000
Adquisición de Maquinarias y Demás Equipos	4.700.000
Total	**175.496.646**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Publicar Ponencias del Congreso	Ejemplar	2.000
Publicar Serie Estudios	Ejemplar	4.000
Publicar Serie Compendios	Ejemplar	1.000
Publicar Boletín de la Academia	Ejemplar	1.000
Distribuir Obras Publicadas	Ejemplar	900

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**7**	**55.572.000**
Directivo	1	12.000.000
Profesional y Técnico	2	19.737.600
Administrativo	2	14.774.400
Obrero	2	9.060.000
Personal Contratado	**1**	**4.320.000**
Profesional y Técnico	1	4.320.000
TOTAL	**8**	**59.892.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.320.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	2	14.774.400
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	2	19.737.600
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	12.000.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**6**	**50.832.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	2	9.060.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**9.060.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	175.496.646
	TOTAL	**175.496.646**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	113.776.646
4.02	Materiales y Suministros	8.400.000
4.03	Servicios no Personales	48.620.000
4.04	Activos Reales	4.700.000
	TOTAL	**175.496.646**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**171.440.464**
Transferencias Para Financiar Gastos Corrientes	166.440.464
Del Sector Público	166.440.464
De la Administración Central	166.440.464
Recursos Ordinarios	166.440.464
Ingresos por Actividades Propias	5.000.000
Venta de Bienes	5.000.000
Libro	5.000.000
B. Gastos Corrientes	**170.796.646**
Gastos de Consumo	170.796.646
Gastos de Personal	113.776.646
Materiales y Suministros	8.400.000
Servicios no Personales	48.620.000
C. Resultado Económico : Ahorro/ (Desahorro)	**643.818**
II. Cuenta Capital	
A. Recursos de Capital	**643.818**
Ahorro en la Cuenta Corriente	643.818
B. Gastos de Capital	**4.700.000**
Activos Reales	4.700.000
Adquisición de Maquinarias y Demás Equipos	4.700.000
C. Resultado Financiero : Superávit/ (Déficit)	**(4.056.182)**
III. Cuenta Financiera	
A. Recursos Financieros	**4.056.182**
Activos Financieros	4.056.182
Disminución de Cajas y Bancos	4.056.182
B. Aplicaciones Financieras	**4.056.182**
Déficit Financiero	4.056.182

A0138
Academia Nacional de la Historia

ACADEMIA NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Academia Nacional de la Historia tiene como misión preservar, enriquecer y divulgar el acervo histórico del país, mediante estudios bibliográficos y críticos de los escritos históricos sobre el desarrollo colectivo, sucesos, hechos y manifestaciones.

Entre las actividades principales de la Academia se destacan:

- Desarrollar proyectos de investigación histórico y humanístico.

- Custodiar legados de documentación histórica del país .

De las metas más relevantes para la academia, destacan las siguientes: Automatización de 15.900 registros, Atender a 7.700 usuarios en biblioteca, archivo y hemeroteca, Distribuir 12.800 Obras publicadas y Microfilmar 156 documentos de colección.

El presupuesto de ingreso de la Academia para el año 2005 se sitúa en Bs. 920,7 millones , discriminados en Bs. 911,6 millones del aporte del Ejecutivo Nacional (99,0%); Bs. 3,3 millones de ventas de bienes y servicios (0,4%) y Bs. 5,8 millones de Recursos de Capital proveniente de la depreciación (0,6%).

El presupuesto de gastos para el año 2005 asciende a Bs. 920,7 millones distribuidos en: gastos corrientes Bs. 826,4 millones; gastos de capital Bs. 90,8 millones; y aplicaciones financieras por Bs. 3,5 millones

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 88,6 millones en la cuenta corriente y un déficit de Bs. 3,5 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**914.940.000**
Transferencias Para Financiar Gastos Corrientes	911.640.000
Del Sector Público	911.640.000
Ingresos por Actividades Propias	3.300.000
Venta de Bienes	3.300.000
Recursos de Capital	**5.760.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.760.000
TOTAL	**920.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**826.386.400**
Gastos de Consumo	826.386.400
Gastos de Personal	413.727.600
Materiales y Suministros	72.346.800
Servicios no Personales	334.552.000
Otros Gastos de Instituciones Descentralizadas	5.760.000
Depreciación y Amortización	5.760.000
Gastos de Capital	**90.800.000**
Activos Reales	87.600.000
Adquisición de Maquinarias y Demás Equipos	66.800.000
Otros Activos Reales	20.800.000
Activos Intangibles	3.200.000
Aplicaciones Financieras	**3.513.600**
Activos Financieros	3.513.600
Incremento de Caja y Bancos	3.513.600
Total	**920.700.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar Sesiones Solemnes y Especiales de Junta General	Sesión	42
Realizar Reuniones de Junta Directiva	Reunión	40
Realizar Reuniones Técnicas y Atención de Consultas	Reunión	18
Planificar, Coordinar y Controlar los Recursos de la Academia	Reunión	32
Coordinar, Elaborar y Presentar Informes Requeridos por el Ministerio	Informe	17
Atender Consultas en los Serv. de Biblioteca, Archivo y Hemeroteca.	Usuario	7.700
Distribuir Obras Publicadas, a Nivel Nacional e Interna.	Ejemplar Distribuido	12.800
Desarrollar Investigaciones Históricas	Tomo Catalogado	600
Redactar y Elaborar Fichas Computarizadas	Ficha Computarizada	15.900
Difundir el Pensamiento Bolivariano	Charla	60
Microfilmar Documentos de Colecciones	Documento	156

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**14**	**108.578.340**
Directivo	1	31.200.000
Profesional y Técnico	3	27.265.680
Administrativo	3	15.033.798
Obrero	7	35.078.862
Personal Contratado	**2**	**15.600.000**
Profesional y Técnico	2	15.600.000
TOTAL	**16**	**124.178.340**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	15.033.798
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	15.600.000
IX	671.236 - 721.235	1	8.545.680
X	721.236 - 771.235		
XI	771.236 - 821.235	2	18.720.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	1	31.200.000
	TOTAL	**9**	**89.099.478**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	7	35.078.862
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**7**	**35.078.862**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01		200.896.916	45.709.872	57.853.475
4.02	22.000.000	50.346.800		
4.03	42.400.000	126.150.000		151.002.000
4.04		40.800.000	19.000.000	7.000.000
4.05				
4.08				
TOTAL	**64.400.000**	**418.193.716**	**64.709.872**	**215.855.475**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	99	TOTAL
4.01	28.306.315	80.961.022		**413.727.600**
4.02				**72.346.800**
4.03		15.000.000		**334.552.000**
4.04	15.000.000	9.000.000		**90.800.000**
4.05			3.513.600	**3.513.600**
4.08			5.760.000	**5.760.000**
TOTAL	**43.306.315**	**104.961.022**	**9.273.600**	**920.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	64.400.000
02	Servicios Centrales	418.193.716
03	Información Documental	64.709.872
04	Programa Editorial	215.855.475
05	Investigación Histórica	43.306.315
06	Archivo del Libertador	104.961.022
99	Partidas no Asignables a Programas	9.273.600
	TOTAL	**920.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	413.727.600
4.02	Materiales y Suministros	72.346.800
4.03	Servicios no Personales	334.552.000
4.04	Activos Reales	90.800.000
4.05	Activos Financieros	3.513.600
4.08	Otros Gastos de Instituciones Descentralizadas	5.760.000
	TOTAL	**920.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**914.940.000**
Transferencias Para Financiar Gastos Corrientes	911.640.000
Del Sector Público	911.640.000
De la Administración Central	911.640.000
Recursos Ordinarios	911.640.000
Ingresos por Actividades Propias	3.300.000
Venta de Bienes	3.300.000
Venta Obras Editadas por la Academia	3.300.000
B. Gastos Corrientes	**826.386.400**
Gastos de Consumo	826.386.400
Gastos de Personal	413.727.600
Materiales y Suministros	72.346.800
Servicios no Personales	334.552.000
Otros Gastos de Instituciones Descentralizadas	5.760.000
Depreciación y Amortización	5.760.000
C. Resultado Económico : Ahorro/(Desahorro)	**88.553.600**
II. Cuenta Capital	
A. Recursos de Capital	**94.313.600**
Ahorro en la Cuenta Corriente	88.553.600
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	5.760.000
B. Gastos de Capital	**90.800.000**
Activos Reales	87.600.000
Adquisición de Maquinarias y Demás Equipos	66.800.000
Otros Activos Reales	20.800.000
Activos Intangibles	3.200.000
C. Resultado Financiero : Superávit/(Déficit)	**3.513.600**
III. Cuenta Financiera	
A. Recursos Financieros	**3.513.600**
Superávit Financiero	3.513.600
B. Aplicaciones Financieras	**3.513.600**
Activos Financieros	3.513.600
Incremento de Caja y Bancos	3.513.600

A0139
Academia Venezolana de la Lengua

ACADEMIA VENEZOLANA DE LA LENGUA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Academia Nacional de la Lengua tiene como misión el mejoramiento del idioma y la difusión de bibliografía de autores venezolanos.

Entre las actividades principales de la Academia se destacan:

- Velar por la integridad, pureza y elegancia de la lengua castellana.

- Trabajar por la defensa y cultivo del idioma.

- Prestar colaboración a la Real Academia Española

De las metas más relevantes para la academia, destacan las siguientes: Publicación de 1000 libros y la publicación de 3000 ejemplares del boletín de la academia.

El presupuesto de ingreso de la Academia se sitúa en Bs. 82,4 millones , discriminados en Bs. 81,9 millones del aporte del Ejecutivo Nacional (99,4%) y Bs. 0,5 millones Recursos de Capital provenientes de la depreciación (0,6%).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 81,9 millones e Incremento de Caja por Bs. 0,5 millones.

El ejercicio económico y financiero proyectado indica un equilibrio en la cuenta corriente y un superávit de Bs. 0,5 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**81.856.174**
Transferencias Para Financiar Gastos Corrientes	81.856.174
Del Sector Público	81.856.174
Recursos de Capital	**520.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	520.000
TOTAL	**82.376.174**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**81.856.174**
Gastos de Consumo	81.856.174
Gastos de Personal	29.024.080
Materiales y Suministros	8.600.000
Servicios no Personales	43.712.094
Otros Gastos de Instituciones Descentralizadas	520.000
Depreciación y Amortización	520.000
Aplicaciones Financieras	**520.000**
Activos Financieros	520.000
Incremento de Caja y Bancos	520.000
Total	**82.376.174**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Publicar Libros	Ejemplar	1.000
Editar Boletín de la Academia	Ejemplar	3.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**4**	**12.321.600**
Administrativo	3	11.481.600
Obrero	1	840.000
TOTAL	**4**	**12.321.600**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	5.520.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	5.961.600
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3**	**11.481.600**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	840.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1**	**840.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	29.024.080		**29.024.080**
4.02	8.600.000		**8.600.000**
4.03	43.712.094		**43.712.094**
4.05		520.000	**520.000**
4.08		520.000	**520.000**
TOTAL	**81.336.174**	**1.040.000**	**82.376.174**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección de Administración e Investigación Científica Literaria	81.336.174
99	Partidas no Asignables a Programas	1.040.000
	TOTAL	**82.376.174**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	29.024.080
4.02	Materiales y Suministros	8.600.000
4.03	Servicios no Personales	43.712.094
4.05	Activos Financieros	520.000
4.08	Otros Gastos de Instituciones Descentralizadas	520.000
	TOTAL	**82.376.174**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**81.856.174**
Transferencias Para Financiar Gastos Corrientes	81.856.174
Del Sector Público	81.856.174
De la Administración Central	81.856.174
Recursos Ordinarios	81.856.174
B. Gastos Corrientes	**81.856.174**
Gastos de Consumo	81.856.174
Gastos de Personal	29.024.080
Materiales y Suministros	8.600.000
Servicios no Personales	43.712.094
Otros Gastos de Instituciones Descentralizadas	520.000
Depreciación y Amortización	520.000
C. Resultado Económico : Equilibrado	
II. Cuenta Capital	
A. Recursos de Capital	**520.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	520.000
C. Resultado Financiero : Superávit/ (Déficit)	**520.000**
III. Cuenta Financiera	
A. Recursos Financieros	**520.000**
Superávit Financiero	520.000
B. Aplicaciones Financieras	**520.000**
Activos Financieros	520.000
Incremento de Caja y Bancos	520.000

A0140
Academia Nacional de la Medicina

ACADEMIA NACIONAL DE LA MEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Academia Nacional de La Medicina tiene como misión representar a las ciencias médica nacional y ocuparse de todo lo relativo al estudio de las ciencias biológicas y en especial de la patología e higiene nacional.

Entre las actividades principales de la Academia se destacan:

- Establecer relaciones de intercambio con otras instituciones de carácter científico del país y del exterior.

- Sugerir al Ejecutivo Nacional las medidas necesarias para el desarrollo de las ciencias médicas en Venezuela y las relaciones de la salud en general.

-Resolver, en su carácter de cuerpo asesor, las consultas que le sean sometidos a su consideración por el Ejecutivo Nacional, los órganos del Poder Público Nacional y otras instituciones que así lo requieran.

De las metas más relevantes de la academia, destacan las siguientes: Publicación de 3000 Gacetas médica de Caracas, Distribución de 3980 ejemplares de la Gaceta Médica de Caracas libros y la publicación de 50 ejemplares del Libro Centenario.

El presupuesto de ingreso de la Academia se sitúa en Bs. 300,9 millones , discriminados en Bs. 296,5 millones del aporte del Ejecutivo Nacional (98,5%); Bs. 4,3 millones Recursos de Capital provenientes de la depreciación (1,4%) y Bs. 0,02 millones por Recursos Financieros (0,01%).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 268,1 millones y Gastos de Capital Bs. 32,8 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 28,5 millones en la cuenta corriente y un Déficit de Bs. 0,01 millones en la cuenta capital, el cual será cubierto con disminución de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**296.540.000**
Transferencias Para Financiar Gastos Corrientes	296.540.000
Del Sector Público	296.540.000
Recursos de Capital	**4.320.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.320.000
Recursos Financieros	**19.999**
Activos Financieros	19.999
Disminución de Caja y Bancos	19.999
TOTAL	**300.879.999**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**268.079.999**
Gastos de Consumo	268.079.999
Gastos de Personal	120.000.000
Materiales y Suministros	26.194.549
Servicios no Personales	117.565.450
Otros Gastos de Instituciones Descentralizadas	4.320.000
Depreciación y Amortización	4.320.000
Gastos de Capital	**32.800.000**
Activos Reales	32.800.000
Adquisición de Maquinarias y Demás Equipos	32.800.000
Total	**300.879.999**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar sesiones solemnes y especiales de junta general	Sesión	46
Realizar reuniones de junta directiva	Reunión	46
Realizar reuniones técnicas con otras instituciones	Reunión	18
Celebrar conferencia anual Luis Razetti	Conferencia	1
Realizar foros y conferencias sobre aspectos de interés nacional de la salud	Evento	12
Reconocer, Fomentar .estimular la Investigación en el S/salud	Premio	1
Presentación de Trabajos de Investigación Sobre la Salud	Trabajo	20
Planificar, Coordinar y Controlar los Recursos de la Academia	Reunión	24
Coordinar, Elaborar y Presentar Informes Req. por el Ministerio	Informe	17
Publicar la Gaceta Medica de Caracas	Ejemplar	3.000
Distribuir las Obras Publicadas, a Nivel Nacional e Internacional.	Ejemplar	3.980
Restaurar Libros y Gaceta de Interés Nacional	Documento	50
Atender a Investigadores	Usuario Atendido	50

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**9**	**44.011.200**
Profesional y Técnico	3	12.492.000
Administrativo	4	23.191.200
Obrero	2	8.328.000
Personal Contratado	**1**	**6.000.000**
Profesional y Técnico	1	6.000.000
TOTAL	**10**	**50.011.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	6	24.984.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	6.000.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	10.699.200
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**8**	**41.683.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.328.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**8.328.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	120.000.000			**120.000.000**
4.02	24.994.549	1.200.000		**26.194.549**
4.03	48.485.450	69.080.000		**117.565.450**
4.04	32.800.000			**32.800.000**
4.08			4.320.000	**4.320.000**
TOTAL	**226.279.999**	**70.280.000**	**4.320.000**	**300.879.999**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	226.279.999
02	Publicaciones	70.280.000
99	Partidas no Asignables a Programas	4.320.000
	TOTAL	**300.879.999**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	120.000.000
4.02	Materiales y Suministros	26.194.549
4.03	Servicios no Personales	117.565.450
4.04	Activos Reales	32.800.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.320.000
	TOTAL	**300.879.999**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**296.540.000**
Transferencias Para Financiar Gastos Corrientes	296.540.000
Del Sector Público	296.540.000
De la Administración Central	296.540.000
Recursos Ordinarios	
Gestión Fiscal	
Otras Fuentes de Financiamiento	
B. Gastos Corrientes	**268.079.999**
Gastos de Consumo	268.079.999
Gastos de Personal	120.000.000
Materiales y Suministros	26.194.549
Servicios no Personales	117.565.450
Otros Gastos de Instituciones Descentralizadas	4.320.000
Depreciación y Amortización	4.320.000
C. Resultado Económico : Ahorro/(Desahorro)	**28.460.001**
II. Cuenta Capital	
A. Recursos de Capital	**32.780.001**
Ahorro en la Cuenta Corriente	28.460.001
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	4.320.000
B. Gastos de Capital	**32.800.000**
Activos Reales	32.800.000
Adquisición de Maquinarias y Demás Equipos	32.800.000
C. Resultado Financiero : Superávit / (Déficit)	**(19.999)**
III. Cuenta Financiera	
A. Recursos Financieros	**19.999**
Activos Financieros	19.999
Disminución de Cajas y Bancos	19.999
B. Aplicaciones Financieras	**19.999**
Déficit Financiero	19.999

A0149
Instituto Universitario de Teatro

INSTITUTO UNIVERSITARIO DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La principal actividad del Instituto Universitario de Teatro es la formación de recursos humanos en el área, a nivel de Educación Superior.

El Instituto en el año 2005, estima atender una matricula de 227 alumnos en el área del teatro, 120 alumnos para el propedéutico y 25 alumnos egresados con el titulo de Licenciado en Teatro.

Para cumplir con sus actividades el Instituto, contempla recursos por Bs. 3.053,8 millones provenientes de transferencias corrientes del Sector Público, Bs. 30,1 millones por Ingresos Propios (Matricula de inscripción); Bs. 12,0 millones de intereses por colocaciones bancarias; Bs. 6,0 millones de depreciación y Bs. 50,9 millones por la disminución de caja y bancos.

El presupuesto de gastos alcanza un monto de Bs. 3.152,8 millones, distribuidos en: gastos corrientes Bs. 3.047,8 millones; gastos de capital por Bs. 43,0 millones y aplicaciones financieras por Bs. 62,0 millones.

El resultado económico y financiero del Instituto presenta un ahorro de Bs. 48,1 millones y un superávit de Bs. 11,1 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.095.910.000**
Transferencias Para Financiar Gastos Corrientes	3.053.810.000
Del Sector Público	3.053.810.000
Ingresos por Actividades Propias	30.100.000
Venta de Bienes	30.100.000
Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Recursos de Capital	**6.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.000.000
Recursos Financieros	**50.928.000**
Activos Financieros	50.928.000
Disminución de Caja y Bancos	50.928.000
TOTAL	**3.152.838.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.047.838.000**
Gastos de Consumo	2.878.189.000
Gastos de Personal	2.507.657.000
Materiales y Suministros	89.350.000
Servicios no Personales	275.182.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
Otros Gastos Corrientes	169.649.000
Transferencias	169.649.000
Gastos de Capital	**43.000.000**
Activos Reales	40.500.000
Adquisición de Maquinarias y Demás Equipos	40.500.000
Activos Intangibles	2.500.000
Aplicaciones Financieras	**62.000.000**
Pasivos Financieros	62.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	62.000.000
Disminución de Cuentas y Efectos a Pagar	2.000.000
Disminución de Otros Pasivos no Circulantes	60.000.000
Total	**3.152.838.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matricula	Alumno Atendido	227
Propedéutico	Alumno Atendido	120
Licenciados en Teatro	Egresado	25

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**57**	**790.448.000**
Directivo	6	197.198.000
Profesional y Técnico	21	309.101.000
Administrativo	11	97.303.000
Docente	7	103.450.000
Obrero	12	83.396.000
Personal Contratado	**43**	**280.263.000**
Docente	43	280.263.000
TOTAL	**100**	**1.070.711.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	20	74.400.000
II	321.236 - 371.235	3	13.140.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	4	23.187.000
VI	521.236 - 571.235	1	6.288.000
VII	571.236 - 621.235	5	36.192.000
VIII	621.236 - 671.235	4	32.160.000
IX	671.236 - 721.235	4	34.080.000
X	721.236 - 771.235	1	8.748.000
XI	771.236 - 821.235	8	77.016.000
XII	821.236 - 871.235	1	10.416.000
XIII	871.236 - 921.235	3	32.114.000
XIV	921.236 - 971.235	3	33.840.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	10	124.212.000
XVII	1.071.236 - MAS	21	481.522.000
	TOTAL	**88**	**987.315.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.884.000
V	471.236 - 521.235	2	11.976.000
VI	521.236 - 571.235	1	6.552.000
VII	571.236 - 621.235	2	14.604.000
VIII	621.236 - 671.235	2	15.288.000
IX	671.236 - 721.235	1	8.520.000
X	721.236 - 771.235		
XI	771.236 - 821.235	1	9.572.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**12**	**83.396.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**7**	**122.414.000**
Jubilado	7	122.414.000
TOTAL	**7**	**122.414.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	1.038.695.000	1.078.617.000	188.272.000	202.073.000		**2.507.657.000**
4.02	51.900.000	25.700.000		11.750.000		**89.350.000**
4.03	242.582.000	31.400.000		1.200.000		**275.182.000**
4.04	43.000.000					**43.000.000**
4.06					62.000.000	**62.000.000**
4.07	130.049.000	39.600.000				**169.649.000**
4.08					6.000.000	**6.000.000**
TOTAL	**1.506.226.000**	**1.175.317.000**	**188.272.000**	**215.023.000**	**68.000.000**	**3.152.838.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Administrativos	1.506.226.000
02	Docencia	1.175.317.000
03	Investigación	188.272.000
04	Extensión Universitaria	215.023.000
99	Partidas no Asignables a Programas	68.000.000
	TOTAL	**3.152.838.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.507.657.000
4.02	Materiales y Suministros	89.350.000
4.03	Servicios no Personales	275.182.000
4.04	Activos Reales	43.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	62.000.000
4.07	Transferencias	169.649.000
4.08	Otros Gastos de Instituciones Descentralizadas	6.000.000
	TOTAL	**3.152.838.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.095.910.000**
Transferencias Para Financiar Gastos Corrientes	3.053.810.000
Del Sector Público	3.053.810.000
De la Administración Central	3.053.810.000
Recursos Ordinarios	3.053.810.000
Ingresos por Actividades Propias	30.100.000
Venta de Bienes	30.100.000
Matricula de Inscripción	30.100.000
Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Dinero en Depósitos	12.000.000
B. Gastos Corrientes	**3.047.838.000**
Gastos de Consumo	2.878.189.000
Gastos de Personal	2.507.657.000
Materiales y Suministros	89.350.000
Servicios no Personales	275.182.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
Otros Gastos Corrientes	169.649.000
Transferencias	169.649.000
C. Resultado Económico : Ahorro/(Desahorro)	**48.072.000**
II. Cuenta Capital	
A. Recursos de Capital	**54.072.000**
Ahorro en la Cuenta Corriente	48.072.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	6.000.000
B. Gastos de Capital	**43.000.000**
Activos Reales	40.500.000
Adquisición de Maquinarias y Demás Equipos	40.500.000
Activos Intangibles	2.500.000
C. Resultado Financiero : Superávit/(Déficit)	**11.072.000**
III. Cuenta Financiera	
A. Recursos Financieros	**62.000.000**
Activos Financieros	50.928.000
Disminución de Cajas y Bancos	50.928.000
Superávit Financiero	11.072.000
B. Aplicaciones Financieras	**62.000.000**
Pasivos Financieros	62.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	62.000.000
Disminución de Cuentas y Efectos a Pagar	2.000.000
Disminución de Otros Pasivos no Circulantes	60.000.000

A0150
Instituto del Patrimonio Cultural

INSTITUTO DEL PATRIMONIO CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto del Patrimonio Cultural tiene como objetivo, identificar, preservar, rehabilitar, defender y consolidar las obras, conjuntos y lugares creados por las costumbres o de origen natural, que se encuentren en el territorio de la República y que por su contenido natural constituyen elementos fundamentales de nuestra identidad nacional.

Para el ejercicio fiscal 2005, el Instituto estima alcanzar las siguientes metas: puesta en uso de 8 parques arqueológicos de "Taima Taima y Torres" y diseñar 6 planes y propuestas de gestión de bienes muebles e inmuebles en la región capital como estrategia para potenciar el uso cultural y socio económico.

Para el logro de estas metas dispone de un financiamiento de Bs. 5.962,9 millones, de los cuales Bs. 5.500,0 millones (92,2%) corresponden al Ejecutivo Nacional, recursos de capital Bs. 39,0 millones (0,7%) provenientes de la reserva de depreciación y Bs. 423,9 millones (7,1%) a transacciones con activos financieros.

La totalidad de los recursos antes citados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 5.457,1millones (91,5%), inversión en activos fijos por Bs. 81,9 millones (1,4%) y cancelación de pasivo a mediano y largo plazo de Bs. 423,9 millones (7,1%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.500.000.000**
Transferencias Para Financiar Gastos Corrientes	5.500.000.000
Del Sector Público	5.500.000.000
Recursos de Capital	**39.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	39.000.000
Recursos Financieros	**423.969.757**
Activos Financieros	423.969.757
Disminución de Caja y Bancos	423.969.757
TOTAL	**5.962.969.757**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.457.100.000**
Gastos de Consumo	5.457.100.000
Gastos de Personal	3.244.085.621
Materiales y Suministros	187.930.498
Servicios no Personales	1.986.083.881
Otros Gastos de Instituciones Descentralizadas	39.000.000
Depreciación y Amortización	39.000.000
Gastos de Capital	**81.900.000**
Activos Reales	81.900.000
Repuestos y Reparaciones Mayores	22.900.000
Adquisición de Maquinarias y Demás Equipos	59.000.000
Aplicaciones Financieras	**423.969.757**
Pasivos Financieros	423.969.757
Servicio de la Deuda Pública y Disminución de Otros Pasivos	423.969.757
Disminución de Cuentas y Efectos a Pagar	324.562.240
Disminución de Otros Pasivos no Circulantes	99.407.517
Total	**5.962.969.757**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Puesta en uso de los Parques Arqueológico de "Taima Taima y Torres"	Parque en Funcionamiento	8
Diseño de planes y propuestas de gestión de bienes muebles e inmuebles en la región capital como estrategia para potenciar el uso cultural y socio económico.	Plan	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**95**	**1.127.391.002**
Directivo	22	404.241.497
Profesional y Técnico	46	533.806.891
Administrativo	27	189.342.614
TOTAL	**95**	**1.127.391.002**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	27	189.342.614
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	46	533.806.891
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	22	404.241.497
	TOTAL	**95**	**1.127.391.002**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	1.877.100.523	1.366.985.098		**3.244.085.621**
4.02	187.930.498			**187.930.498**
4.03	532.160.571	1.453.923.310		**1.986.083.881**
4.04	56.900.000	25.000.000		**81.900.000**
4.06			423.969.757	**423.969.757**
4.08			39.000.000	**39.000.000**
TOTAL	**2.654.091.592**	**2.845.908.408**	**462.969.757**	**5.962.969.757**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	2.654.091.592
02	Dirección Técnica	2.845.908.408
99	Partidas no Asignables a Programas	462.969.757
	TOTAL	**5.962.969.757**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.244.085.621
4.02	Materiales y Suministros	187.930.498
4.03	Servicios no Personales	1.986.083.881
4.04	Activos Reales	81.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	423.969.757
4.08	Otros Gastos de Instituciones Descentralizadas	39.000.000
	TOTAL	**5.962.969.757**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.500.000.000**
Transferencias Para Financiar Gastos Corrientes	5.500.000.000
Del Sector Público	5.500.000.000
De Entes Descentralizados (Recursos Ordinarios)	5.500.000.000
B. Gastos Corrientes	**5.457.100.000**
Gastos de Consumo	5.457.100.000
Gastos de Personal	3.244.085.621
Materiales y Suministros	187.930.498
Servicios no Personales	1.986.083.881
Otros Gastos de Instituciones Descentralizadas	39.000.000
Depreciación y Amortización	39.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**42.900.000**
II. Cuenta Capital	
A. Recursos de Capital	**81.900.000**
Ahorro en la Cuenta Corriente	42.900.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	39.000.000
B. Gastos de Capital	**81.900.000**
Activos Reales	81.900.000
Repuestos y Reparaciones Mayores	22.900.000
Adquisición de Maquinarias y Demás Equipos	59.000.000
C. Resultado Financiero : Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**423.969.757**
Activos Financieros	423.969.757
Disminución de Cajas y Bancos	423.969.757
B. Aplicaciones Financieras	**423.969.757**
Pasivos Financieros	423.969.757
Servicio de la Deuda y Disminución de Otros Pasivos	423.969.757
Disminución de Cuentas y Efectos a Pagar	324.562.240
Disminución de Otros Pasivos no Circulantes	99.407.517

A0151
Instituto Universitario de Estudios Superiores
de Artes Plásticas Armando Reverón.

INSTITUTO UNIVERSITARIO DE ESTUDIOS SUPERIORES DE ARTES PLÁSTICAS ARMANDO REVERON

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón fue creado mediante Decreto Presidencial N° 1.569 de fecha 26 de abril de 1991 y publicado en Gaceta Oficial N° 34.702 de la misma fecha, con el objetivo fundamental de ofrecer el ciclo básico, superior y la carrera de artes plásticas, con las siguientes menciones: Pintura; Escultura; Cerámica y Gráfica.

Entre las metas más importantes planteadas para el año 2005, el Instituto podrá atender 12.000 consultas por servicio de biblioteca, egresar 48 estudiantes a nivel de licenciatura, realizar 30 seminarios, 36 exposiciones, 20 talleres.

Para el Ejercicio Fiscal 2005, el Instituto estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 3.808,2 millones, los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 2.924,3 millones (76,8%); Recursos Financieros 861,2 millones (22,6%) y Recursos de Capital Bs. 22,7 millones (0,6%).

En relación al presupuesto de gastos se estima en Bs. 3.808,2 millones, distribuidos en Gastos Corrientes por Bs. 3.083,1 millones (81,0%), Activos Reales Bs. 24,0 millones (0,6%) y Aplicaciones Financieras Bs. 701,1 millones (18,4%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 158,8 millones y un déficit financiero en la cuenta capital de Bs. 160,1 millones, luego de considerar una inversión real de Bs. 24,0 millones que permitirá realizar compras maquinarias y demás equipos. El déficit será atendido con disponibilidad de caja y bancos, disminución de inversiones temporales y disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.924.293.828**
Transferencias Para Financiar Gastos Corrientes	2.832.980.000
Del Sector Público	2.832.980.000
Ingresos por Actividades Propias	64.713.828
Venta de Servicios	64.713.828
Otros Ingresos Corrientes	26.600.000
Ingresos de la Propiedad	26.600.000
Recursos de Capital	**22.728.252**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.728.252
Recursos Financieros	**861.221.856**
Activos Financieros	861.221.856
Disminución de Caja y Bancos	417.743.490
Disminución de Inversiones Temporales	100.000.000
Disminución de Cuentas y Efectos a Cobrar	343.478.366
TOTAL	**3.808.243.936**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.083.116.011**
Gastos de Consumo	2.952.057.338
Gastos de Personal	2.606.449.086
Materiales y Suministros	61.100.000
Servicios no Personales	261.780.000
Otros Gastos de Instituciones Descentralizadas	22.728.252
Depreciación y Amortización	22.728.252
Otros Gastos Corrientes	131.058.673
Transferencias	131.058.673
Gastos de Capital	**24.000.000**
Activos Reales	24.000.000
Adquisición de Maquinarias y Demás Equipos	24.000.000
Aplicaciones Financieras	**701.127.925**
Pasivos Financieros	701.127.925
Servicio de la Deuda Pública y Disminución de Otros Pasivos	701.127.925
Disminución de Cuentas y Efectos a Pagar	435.785.545
Disminución de Otros Pasivos no Circulantes	265.342.380
Total	**3.808.243.936**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Servicio de Biblioteca	Consulta	12.000
Promoción de Licenciados	Egresado	48
Seminarios	Seminario	30
Pasantías	Pasante	30
Matrícula de Licenciatura	Alumno	350
Matrícula de Maestría	Alumno	25
Programa Expositivo	Exposición	36
Talleres Libres de Artes	Taller	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**57**	**576.329.906**
Directivo	3	72.851.898
Profesional y Técnico	10	131.722.557
Administrativo	9	59.481.817
Docente	13	182.236.668
De Investigación	2	23.333.376
Obrero	20	106.703.590
Personal Fijo a Tiempo Parcial	**27**	**231.746.736**
Docente	26	219.795.888
De Investigación	1	11.950.848
Personal Contratado	**18**	**123.663.578**
Profesional y Técnico	2	14.284.872
Administrativo	5	23.517.866
Docente	11	85.860.840
TOTAL	**102**	**931.740.220**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	6	17.868.522
II	321.236 - 371.235	3	12.809.148
III	371.236 - 421.235	4	19.457.711
IV	421.236 - 471.235	5	27.144.563
V	471.236 - 521.235	4	24.040.651
VI	521.236 - 571.235	5	32.454.786
VII	571.236 - 621.235	2	14.342.938
VIII	621.236 - 671.235	6	45.554.604
IX	671.236 - 721.235	2	16.625.232
X	721.236 - 771.235	4	35.801.124
XI	771.236 - 821.235	1	9.458.064
XII	821.236 - 871.235	3	30.549.357
XIII	871.236 - 921.235	3	32.000.388
XIV	921.236 - 971.235	1	11.502.864
XV	971.236 - 1.021.235	4	47.683.056
XVI	1.021.236 - 1.071.235	11	138.129.444
XVII	1.071.236 - MAS	18	309.614.178
	TOTAL	**82**	**825.036.630**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	7	34.223.824
IV	421.236 - 471.235	9	47.381.405
V	471.236 - 521.235	1	6.075.024
VI	521.236 - 571.235	3	19.023.337
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**20**	**106.703.590**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**5**	**123.976.223**
Jubilado	4	120.850.508
Pensionado	1	3.125.715
TOTAL	**5**	**123.976.223**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05
4.01	239.567.414	1.503.352.666	633.118.003	102.558.405	127.852.598
4.02			56.100.000		5.000.000
4.03			244.780.000	3.000.000	14.000.000
4.04			24.000.000		
4.06					
4.07		127.932.958	3.125.715		
4.08					
TOTAL	**239.567.414**	**1.631.285.624**	**961.123.718**	**105.558.405**	**146.852.598**

PROGRAMAS POR PARTIDAS (Continuación)

Código	99	TOTAL
4.01		**2.606.449.086**
4.02		**61.100.000**
4.03		**261.780.000**
4.04		**24.000.000**
4.06	701.127.925	**701.127.925**
4.07		**131.058.673**
4.08	22.728.252	**22.728.252**
TOTAL	**723.856.177**	**3.808.243.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	239.567.414
02	Servicios Académicos	1.631.285.624
03	Administración y Servicios	961.123.718
04	Investigación y Postgrado	105.558.405
05	Extensión y Relaciones Interinstitucionales	146.852.598
99	Partidas no Asignables a Programas	723.856.177
	TOTAL	**3.808.243.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.606.449.086
4.02	Materiales y Suministros	61.100.000
4.03	Servicios no Personales	261.780.000
4.04	Activos Reales	24.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	701.127.925
4.07	Transferencias	131.058.673
4.08	Otros Gastos de Instituciones Descentralizadas	22.728.252
	TOTAL	**3.808.243.936**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.924.293.828**
Transferencias Para Financiar Gastos Corrientes	2.832.980.000
Del Sector Público	2.832.980.000
De Entes Descentralizados	2.832.980.000
Recursos Ordinarios	2.832.980.000
Ingresos por Actividades Propias	64.713.828
Venta de Servicios	64.713.828
Contribución Estudiantil	64.713.828
Otros Ingresos Corrientes	26.600.000
Ingresos de la Propiedad	26.600.000
Intereses por Dinero en Depósitos	26.600.000
B. Gastos Corrientes	**3.083.116.011**
Gastos de Consumo	2.952.057.338
Gastos de Personal	2.606.449.086
Materiales y Suministros	61.100.000
Servicios no Personales	261.780.000
Otros Gastos de Instituciones Descentralizadas	22.728.252
Depreciación y Amortización	22.728.252
Otros Gastos Corrientes	131.058.673
Transferencias	131.058.673
C. Resultado Económico : Ahorro/(Desahorro)	**(158.822.183)**
II. Cuenta Capital	
A. Recursos de Capital	**(136.093.931)**
Desahorro en la Cuenta Corriente	(158.822.183)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	22.728.252
B. Gastos de Capital	**24.000.000**
Activos Reales	24.000.000
Adquisición de Maquinarias y Demás Equipos	24.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(160.093.931)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**861.221.856**
Activos Financieros	861.221.856
Disminución de Cajas y Bancos	417.743.490
Disminución de Inversiones Temporales	100.000.000
Disminución de Cuentas y Efectos a Cobrar	343.478.366
B. Aplicaciones Financieras	**861.221.856**
Pasivos Financieros	701.127.925
Servicio de la Deuda y Disminución de Otros Pasivos	701.127.925
Disminución de Cuentas y Efectos a Pagar	435.785.545
Disminución de Otros Pasivos no Circulantes	265.342.380
Déficit Financiero	160.093.931

A0158
Compañía Nacional de Teatro

COMPAÑÍA NACIONAL DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La actividad principal de la Compañía Nacional de Teatro es la de apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano, la promoción y capacitación de nuevos valores.

Entre las metas mas relevantes de la Compañía, destacan las siguientes obras teatrales: Los Hombres de Ganímedes, Volvió una Noche, Quien Mato a Héctor Lavoe, El Niño de Belén y Los Fantasma de Tulemon.

El Presupuesto de ingresos se sitúa en Bs. 713,5 millones, distribuidos en: Bs. 626,6 millones provenientes de transferencias para financiar gastos corrientes; Bs. 70,0 millones de ventas de servicios (taquilla); Bs. 12,0 millones de intereses de fideicomiso proveniente de la Fundación Gran Mariscal de Ayacucho y Bs. 5,0 millones del fondo de depreciación.

El presupuesto de gastos proyectado para el año 2005 de la Compañía Nacional de Teatro, asciende a Bs. 713,5 millones, distribuidos en gastos corrientes Bs. 692,5 millones y aplicaciones financieras por Bs. 20,9 millones.

El resultado económico y financiero de la Compañía presenta un ahorro de Bs. 15,9 millones en la cuenta corriente y un superávit de Bs. 20,9 millones en la cuenta capital, el cual financiará un incremento de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**708.460.000**
Transferencias Para Financiar Gastos Corrientes	638.460.000
Del Sector Público	626.460.000
Ingresos por Actividades Propias	70.000.000
Venta de Servicios	70.000.000
Otros Ingresos Corrientes	12.000.000
Ingresos por Fedeicomiso	12.000.000
Recursos de Capital	**5.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.000.000
TOTAL	**713.460.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**692.537.298**
Gastos de Consumo	677.537.298
Gastos de Personal	485.017.298
Materiales y Suministros	102.840.000
Servicios no Personales	84.680.000
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
Otros Gastos Corrientes	15.000.000
Transferencias	15.000.000
Transferencias Corrientes al Sector Privado	15.000.000
Aplicaciones Financieras	**20.922.702**
Activos Financieros	20.922.702
Incremento de Caja y Bancos	20.922.702
Total	**713.460.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
"Los Hombres de Ganimedes"	Función	20
Comedia Latinoamericana: "Volvio una Noche"	Función	20
"Quien Mato a Hector Lavoe"	Función	20
"El Niño de Belén"	Función	20
Clásico: "Los Fantasmas de Tulemon"	Función	20
Pieza Ganadora del Concurso de Dramaturgia	Función	20
Co-Producciones con los Estados: Táchira, Guanare y Barinas	Función	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**7**	**109.238.616**
Directivo	3	78.758.616
Profesional y Técnico	1	10.200.000
Administrativo	1	7.800.000
Obrero	2	12.480.000
Personal Contratado	**5**	**32.640.000**
Docente	4	29.040.000
Obrero	1	3.600.000
TOTAL	**12**	**141.878.616**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	4	29.040.000
VIII	621.236 - 671.235	1	7.800.000
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	1	10.200.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	3	78.758.616
	TOTAL	**9**	**125.798.616**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.080.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3**	**16.080.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	485.017.298		**485.017.298**
4.02	102.840.000		**102.840.000**
4.03	84.680.000		**84.680.000**
4.05		20.922.702	**20.922.702**
4.07	15.000.000		**15.000.000**
4.08		5.000.000	**5.000.000**
TOTAL	**687.537.298**	**25.922.702**	**713.460.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	687.537.298
99	Partidas no Asignables a Programas	25.922.702
	TOTAL	**713.460.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	485.017.298
4.02	Materiales y Suministros	102.840.000
4.03	Servicios no Personales	84.680.000
4.05	Activos Financieros	20.922.702
4.07	Transferencias	15.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	5.000.000
	TOTAL	**713.460.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**708.460.000**
Transferencias Para Financiar Gastos Corrientes	638.460.000
Del Sector Público	626.460.000
De la Administración Central	626.460.000
Recursos Ordinarios	626.460.000
Ingresos por Actividades Propias	70.000.000
Venta de Servicios	70.000.000
Taquilla	70.000.000
Otros Ingresos Corrientes	12.000.000
Intereses de Fideicomiso de Fundayacucho	12.000.000
B. Gastos Corrientes	**692.537.298**
Gastos de Consumo	677.537.298
Gastos de Personal	485.017.298
Materiales y Suministros	102.840.000
Servicios no Personales	84.680.000
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
Otros Gastos Corrientes	15.000.000
Transferencias	15.000.000
Transferencias Corrientes al Sector Privado	15.000.000
Impuestos por Pago Directo	15.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**15.922.702**
II. Cuenta Capital	
A. Recursos de Capital	**20.922.702**
Ahorro en la Cuenta Corriente	15.922.702
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	5.000.000
C. Resultado Financiero : Superávit /(Déficit)	**20.922.702**
III. Cuenta Financiera	
A. Recursos Financieros	**20.922.702**
Superávit Financiero	20.922.702
B. Aplicaciones Financieras	**20.922.702**
Activos Financieros	20.922.702
Incremento de Caja y Bancos	20.922.702

A0161
Fundación Orquesta Filarmónica Nacional

FUNDACIÓN ORQUESTA FILARMÓNICA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Orquesta Filarmónica Nacional tiene como misión ejercer un papel líder en el fortalecimiento de la identidad nacional y del desarrollo artístico musical del país, mediante la ejecución y difusión en audiencias diversas de la producción musical artística establecida y emergente en el espacio nacional e internacional.

Entre las actividades principales de la Fundación Orquesta Filarmónica Nacional se destacan:

- Difundir y perpetuar la obra orquestal sinfónica del maestro Vicente Emilio Sojo.

- Fomentar los valores nacionales en el campo de la composición, dirección y ejecución orquestal sinfónica.

De las metas más relevantes para la fundación, destacan las siguientes: 35 conciertos, 6 pasantías profesionales en el área musical orquestal y 1 concierto de estreno de la obra Sinfónica ganadora Premio Nacional de la Música.

El Presupuesto de Ingresos para el año 2005 de la Fundación Orquesta Filarmónica Nacional se sitúa en Bs. 2.974,4 millones, discriminados en: Bs. 2.949,0 millones del aporte del Ejecutivo Nacional (99,1%); Bs. 23,2 millones por ingresos por actividades propias (0,8%) y Bs. 2,2 millones por recursos de capital provenientes de la depreciación acumulada (0,1%).

El presupuesto de gastos para el año 2005 asciende a Bs. 2.974,4 millones distribuidos en: gastos corrientes Bs. 2.970,0 millones y aplicaciones financieras por Bs. 4,3 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 2,2 millones en cuenta corriente y un superávit de Bs. 4,3 millones en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.972.192.750**
Transferencias Para Financiar Gastos Corrientes	2.949.020.000
Del Sector Público	2.949.020.000
Ingresos por Actividades Propias	23.172.750
Venta de Servicios	23.172.750
Recursos de Capital	**2.172.750**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.172.750
TOTAL	**2.974.365.500**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.970.020.000**
Gastos de Consumo	2.639.020.000
Gastos de Personal	2.349.968.060
Materiales y Suministros	49.826.740
Servicios no Personales	237.052.450
Otros Gastos de Instituciones Descentralizadas	2.172.750
Depreciación y Amortización	2.172.750
Otros Gastos Corrientes	331.000.000
Transferencias	331.000.000
Transferencias Corrientes al Sector Privado	331.000.000
Aplicaciones Financieras	**4.345.500**
Activos Financieros	4.345.500
Incremento de Caja y Bancos	4.345.500
Total	**2.974.365.500**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Difundir el Patrimonio Musical Internacional Sinfónico, con Énfasis en las Producciones Venezolanas, Latinoamericanas y en la Educación de Audiencias Musicales Para el Mejor y Mayor Acceso a Estos Bienes.	Concierto	35
Ofrecer la Oportunidad a Estudiantes de Realizar Pasantías Profesionales	Pasantía	6
Estrenar de la Obra Sinfónica Ganadora Premio Nacional de la Música	Concierto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**102**	**977.529.267**
Directivo	2	31.917.908
Profesional y Técnico	87	843.337.938
Administrativo	8	79.938.599
Obrero	5	22.334.822
Personal Contratado	**5**	**43.699.634**
Profesional y Técnico	5	43.699.634
TOTAL	**107**	**1.021.228.901**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	6.489.634
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.654.328
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	3	20.564.496
VIII	621.236 - 671.235	13	96.912.816
IX	671.236 - 721.235		
X	721.236 - 771.235	24	222.115.680
XI	771.236 - 821.235	17	167.531.940
XII	821.236 - 871.235	8	78.993.824
XIII	871.236 - 921.235	11	115.880.160
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	18	211.680.000
XVI	1.021.236 - 1.071.235	1	12.800.000
XVII	1.071.236 - MAS	3	60.271.201
	TOTAL	**102**	**998.894.079**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.854.820
II	321.236 - 371.235		
III	371.236 - 421.235	4	18.480.002
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**5**	**22.334.822**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**35**	**331.000.000**
Jubilado	35	331.000.000
TOTAL	**35**	**331.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	2.349.968.060		2.349.968.060
4.02	49.826.740		49.826.740
4.03	237.052.450		237.052.450
4.05		4.345.500	4.345.500
4.07	331.000.000		331.000.000
4.08		2.172.750	2.172.750
TOTAL	**2.967.847.250**	**6.518.250**	**2.974.365.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Orquesta	2.967.847.250
99	Partidas no Asignables a Programas	6.518.250
	TOTAL	**2.974.365.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.349.968.060
4.02	Materiales y Suministros	49.826.740
4.03	Servicios no Personales	237.052.450
4.05	Activos Financieros	4.345.500
4.07	Transferencias	331.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	2.172.750
	TOTAL	**2.974.365.500**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.972.192.750**
Transferencias Para Financiar Gastos Corrientes	2.949.020.000
Del Sector Público	2.949.020.000
De la Administración Central	2.949.020.000
Recursos Ordinarios	2.949.020.000
Ingresos por Actividades Propias	23.172.750
Venta de Servicios	23.172.750
Otros Ingresos de Operación (Ingresos de Taquilla)	23.172.750
B. Gastos Corrientes	**2.970.020.000**
Gastos de Consumo	2.639.020.000
Gastos de Personal	2.349.968.060
Materiales y Suministros	49.826.740
Servicios no Personales	237.052.450
Otros Gastos de Instituciones Descentralizadas	2.172.750
Depreciación y Amortización	2.172.750
Otros Gastos Corrientes	331.000.000
Transferencias	331.000.000
Transferencias Corrientes al Sector Privado	331.000.000
Pensiones y Jubilaciones	200.000.000
Aguinaldo Personal Pensionado	50.000.000
Aporte de Seguro de HCM Personal Pensionado	81.000.000
C. Resultado Económico : Ahorro/ (Desahorro)	**2.172.750**
II. Cuenta Capital	
A. Recursos de Capital	**4.345.500**
Ahorro en la Cuenta Corriente	2.172.750
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	2.172.750
C. Resultado Financiero : Superávit / (Déficit)	**4.345.500**
III. Cuenta Financiera	
A. Recursos Financieros	**4.345.500**
Superávit Financiero	4.345.500
B. Aplicaciones Financieras	**4.345.500**
Activos Financieros	4.345.500
Incremento de Caja y Bancos	4.345.500

A0187
Instituto Universitario de Danza

INSTITUTO UNIVERSITARIO DE DANZA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Danza tiene como objetivo principal formar recursos humanos para la danza, crear y mantener una planta de producción y difusión de la danza.

Para el ejercicio fiscal 2005, el Instituto estima alcanzar las siguientes metas: atender una matrícula de 200 alumnos en el año académico 2004-2005 y 220 alumnos en docencia de danza clásica e interprete de danza contemporánea; elaborar 52 programas de profesionalización para docentes de danza; dictar 6 talleres con maestros nacionales e internacionales; egresar 65 nuevos profesionales y editar 2 publicaciones especializadas en el área de la danza.

El Instituto para el logro de sus metas dispone de un financiamiento de Bs. 2.323,3 millones, de los cuales Bs. 2.000,0 millones (86,1%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 80,0 millones (3,4%), ingresos de la propiedad Bs. 33,3 millones (1,4%), recursos de capital Bs. 10,0 millones (0,4%) provenientes de la reserva de depreciación y Bs. 200,0 millones (8,7%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 2.117,0 millones (91,1%), inversión en activos fijos por Bs. 26,0 millones (1,1%) y cancelación de pasivo a mediano y largo plazo de Bs. 180,3 millones (7,8%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.113.259.800**
Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
Ingresos por Actividades Propias	80.000.000
Venta de Servicios	80.000.000
Otros Ingresos Corrientes	33.259.800
Ingresos de la Propiedad	33.259.800
Recursos de Capital	**10.015.805**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.015.805
Recursos Financieros	**200.000.000**
Activos Financieros	200.000.000
Disminución de Caja y Bancos	100.000.000
Disminución de Otros Activos Circulantes	100.000.000
TOTAL	**2.323.275.605**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.117.037.873**
Gastos de Consumo	2.117.037.873
Gastos de Personal	1.740.452.932
Materiales y Suministros	95.749.996
Servicios no Personales	270.819.140
Otros Gastos de Instituciones Descentralizadas	10.015.805
Depreciación y Amortización	10.015.805
Gastos de Capital	**25.959.926**
Activos Reales	17.959.926
Adquisición de Maquinarias y Demás Equipos	17.959.926
Activos Intangibles	8.000.000
Aplicaciones Financieras	**180.277.806**
Pasivos Financieros	180.277.806
Servicio de la Deuda Pública y Disminución de Otros Pasivos	180.277.806
Disminución de Otros Pasivos no Circulantes	180.277.806
Total	**2.323.275.605**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Talleres con Maestros Internacionales Invitados	Taller	3
Talleres con Maestros Nacionales Invitados	Taller	3
Atender Matrícula para el año Académico 2004-2005	Alumno	200
Publicaciones Especializadas en el área de la Danza	Publicación	2
Docente de Danza Clásica e Intérprete de Danza Contemporánea	Alumno	220
Egresar Alumnos del Instituto Universitario de Danza	Promoción	65
Programa de Profesionalización Para los Docentes de Danza	Programa	52

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**41**	**502.221.000**
Directivo	3	69.582.000
Profesional y Técnico	2	31.096.000
Administrativo	11	96.130.000
Docente	21	286.676.000
Obrero	4	18.737.000
Personal Contratado	**26**	**139.036.000**
Docente	16	73.791.000
Investigación	10	65.245.000
TOTAL	**67**	**641.257.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	11	25.305.000
II	321.236 - 371.235		
III	371.236 - 421.235	7	33.065.000
IV	421.236 - 471.235	4	20.909.000
V	471.236 - 521.235	6	35.863.000
VI	521.236 - 571.235	2	15.331.000
VII	571.236 - 621.235	4	29.492.000
VIII	621.236 - 671.235	1	7.628.000
IX	671.236 - 721.235	2	16.377.000
X	721.236 - 771.235	3	30.120.000
XI	771.236 - 821.235	2	21.268.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	12.665.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	1	12.358.000
XVII	1.071.236 - MAS	19	362.139.000
	TOTAL	**63**	**622.520.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	4	18.737.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**4**	**18.737.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	740.129.586	850.863.904	96.437.305	53.022.137		**1.740.452.932**
4.02	35.750.000	31.900.000	12.000.000	16.099.996		**95.749.996**
4.03	130.878.301	88.440.839	32.500.000	19.000.000		**270.819.140**
4.04	25.959.926					**25.959.926**
4.06					180.277.806	**180.277.806**
4.08					10.015.805	**10.015.805**
TOTAL	**932.717.813**	**971.204.743**	**140.937.305**	**88.122.133**	**190.293.611**	**2.323.275.605**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración y Funcionamiento Ordinario	932.717.813
02	Docencia	971.204.743
03	Investigación, Información y Publicaciones	140.937.305
04	Extensión	88.122.133
99	Partidas no Asignables a Programas	190.293.611
	TOTAL	**2.323.275.605**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.740.452.932
4.02	Materiales y Suministros	95.749.996
4.03	Servicios no Personales	270.819.140
4.04	Activos Reales	25.959.926
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	180.277.806
4.08	Otros Gastos de Instituciones Descentralizadas	10.015.805
	TOTAL	**2.323.275.605**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.113.259.800**
Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
De la Administración Central	2.000.000.000
Recursos Ordinarios	2.000.000.000
Ingresos por Actividades Propias	80.000.000
Venta de Servicios	80.000.000
Pago por Matricula	60.000.000
Otros Ingresos (fotocopias y guías de estudio)	20.000.000
Otros Ingresos Corrientes	33.259.800
Ingresos de la Propiedad	33.259.800
Intereses por Dinero en Depósitos	33.259.800
B. Gastos Corrientes	**2.117.037.873**
Gastos de Consumo	2.117.037.873
Gastos de Personal	1.740.452.932
Materiales y Suministros	95.749.996
Servicios no Personales	270.819.140
Otros Gastos de Instituciones Descentralizadas	10.015.805
Depreciación y Amortización	10.015.805
C. Resultado Económico : Ahorro/(Desahorro)	**(3.778.073)**
II. Cuenta Capital	
A. Recursos de Capital	**6.237.732**
Desahorro en la Cuenta Corriente	(3.778.073)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	10.015.805
B. Gastos de Capital	**25.959.926**
Activos Reales	17.959.926
Adquisición de Maquinarias y Demás Equipos	17.959.926
Activos Intangibles	8.000.000
C. Resultado Financiero : Superávit/(Déficit)	**(19.722.194)**
III. Cuenta Financiera	
A. Recursos Financieros	**200.000.000**
Activos Financieros	200.000.000
Disminución de Cajas y Bancos	100.000.000
Disminución de Otros Activos Circulantes	100.000.000
B. Aplicaciones Financieras	**200.000.000**
Pasivos Financieros	180.277.806
Servicio de la Deuda y Disminución de Otros Pasivos	180.277.806
Disminución de Otros Pasivos no Circulantes	180.277.806
Déficit Financiero	19.722.194

A0188
Fundación Museo Jacobo Borges

FUNDACIÓN MUSEO JACOBO BORGES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Museo Jacobo Borges tiene como misión potenciar una relación entre lo museístico y lo social, generando espacios para la creación.

Entre las actividades principales de la Fundación Museo Jacobo Borges destaca:

-El desarrollo de las actividades museísticas y de promoción cultural dirigida a toda la comunidad

- Servir como centro de atención, transformación cultural y mejoramiento de la calidad de vida de los habitantes del área metropolitana en cuanto a la cultura se refiere, en especial a la Parroquia Sucre, la cual representa su principal zona de influencia, mediante la creatividad y la participación activa.

Entre las metas más relevantes de la Fundación, destacan las siguientes: 7 exposiciones nacionales, 3 exposición internacional; 16 talleres educativos permanentes; 11 talleres educativos vacacionales; 4 talleres educativos especiales; 8 publicaciones especiales; 24 eventos comunitarios de creatividad infantil; 6 convenios interinstitucionales; 16 eventos culturales comunitarios; 800 visitas guiadas y 8 proyectos especiales.

El presupuesto de ingresos de la Fundación Museo Jacobo Borges asciende a Bs. 2.199,2 millones, discriminados en: Bs. 2.132,6 millones (97,0%) de aporte del Ejecutivo Nacional, Bs. 9,0 millones (0,4%) por actividades propias; Bs. 28,3 millones (1,3%) por recursos de capital provenientes de la depreciación acumulada y Bs. 29,3 millones (1,3%) de la disminución de caja y bancos.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 1.829,2 millones y gastos de capital por Bs. 370,0 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 312,3 millones en cuenta corriente y un déficit de Bs. 29,3 millones en cuenta de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.141.560.000**
Transferencias Para Financiar Gastos Corrientes	2.132.560.000
Del Sector Público	2.132.560.000
Ingresos por Actividades Propias	9.000.000
Venta de Bienes	1.000.000
Venta de Servicios	8.000.000
Recursos de Capital	**28.370.440**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.370.440
Recursos Financieros	**29.304.658**
Activos Financieros	29.304.658
Disminución de Caja y Bancos	29.304.658
TOTAL	**2.199.235.098**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.829.235.098**
Gastos de Consumo	1.829.235.098
Gastos de Personal	1.267.526.975
Materiales y Suministros	145.529.879
Servicios no Personales	387.807.804
Otros Gastos de Instituciones Descentralizadas	28.370.440
Depreciación y Amortización	28.370.440
Gastos de Capital	**370.000.000**
Activos Reales	358.000.000
Adquisición de Maquinarias y Demás Equipos	158.000.000
Otros Activos Reales	200.000.000
Activos Intangibles	12.000.000
Total	**2.199.235.098**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Exposiciones Nacionales	Exposición	7
Exposiciones Internacionales	Exposición	3
Talleres Educativos Permanentes	Taller	16
Talleres Educativos Vacacionales	Taller	11
Talleres Educativos Especiales	Taller	4
Publicaciones Especiales	Publicación	8
Eventos Comunitarios de Creatividad Infantil	Evento	24
Convenios Interinstitucionales	Convenio	6
Eventos Culturales Comunitarios	Evento	16
Visitas Guiadas	Visita	800
Proyectos Especiales	Proyecto	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**55**	**514.844.944**
Directivo	11	238.356.521
Profesional y Técnico	12	117.347.785
Administrativo	15	75.284.015
Obrero	17	83.856.623
TOTAL	**55**	**514.844.944**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	8	34.616.291
III	371.236 - 421.235	4	19.690.898
IV	421.236 - 471.235		
V	471.236 - 521.235	2	12.464.662
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	7	59.278.127
X	721.236 - 771.235		
XI	771.236 - 821.235	2	19.327.026
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	3	33.530.888
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	12	252.080.429
	TOTAL	**38**	**430.988.321**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	8	34.963.233
III	371.236 - 421.235		
IV	421.236 - 471.235	8	42.954.190
V	471.236 - 521.235	1	5.939.200
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**17**	**83.856.623**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	243.135.050	384.785.886	170.697.908	468.908.131		**1.267.526.975**
4.02	7.800.000	37.975.000	29.104.000	70.650.879		**145.529.879**
4.03	45.240.000	124.950.000	54.562.804	163.055.000		**387.807.804**
4.04	370.000.000					**370.000.000**
4.08					28.370.440	**28.370.440**
	666.175.050	**547.710.886**	**254.364.712**	**702.614.010**	**28.370.440**	**2.199.235.098**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	666.175.050
02	Servicios	547.710.886
03	Administración	254.364.712
04	Producción Cultural	702.614.010
99	Partidas no Asignables a Programas	28.370.440
	TOTAL	**2.199.235.098**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.267.526.975
4.02	Materiales y Suministros	145.529.879
4.03	Servicios no Personales	387.807.804
4.04	Activos Reales	370.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	28.370.440
	TOTAL	**2.199.235.098**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.141.560.000**
Transferencias Para Financiar Gastos Corrientes	2.132.560.000
Del Sector Público	2.132.560.000
De la Administración Central	2.132.560.000
Recursos Ordinarios	2.132.560.000
Ingresos por Actividades Propias	9.000.000
Venta de Bienes	1.000.000
Venta de Publicaciones	1.000.000
Venta de Servicios	8.000.000
Cursos y Talleres	8.000.000
B. Gastos Corrientes	**1.829.235.098**
Gastos de Consumo	1.829.235.098
Gastos de Personal	1.267.526.975
Materiales y Suministros	145.529.879
Servicios no Personales	387.807.804
Otros Gastos de Instituciones Descentralizadas	28.370.440
Depreciación y Amortización	28.370.440
C. Resultado Económico: Ahorro/ (Desahorro)	**312.324.902**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**340.695.342**
Ahorro en la Cuenta Corriente	312.324.902
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	28.370.440
B. Gastos de Capital	**370.000.000**
Activos Reales	358.000.000
Adquisición de Maquinarias y Demás Equipos	158.000.000
Otros Activos Reales	200.000.000
Activos Intangibles	12.000.000
C. Resultado Financiero: Superávit/ (Déficit)	**(29.304.658)**
III. Cuenta Financiera	
A. Recursos Financieros	**29.304.658**
Activos Financieros	29.304.658
Disminución de Cajas y Bancos	29.304.658
B. Aplicaciones Financieras	**29.304.658**
Déficit Financiero	29.304.658

A0189
Fundación Museo de la Estampa y del Diseño
"Carlos Cruz Diez"

FUNDACIÓN MUSEO DE LA ESTAMPA Y DEL DISEÑO "CARLOS CRUZ DIEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez", tiene como objetivo principal promover la cultura universal mediante la exhibición permanente de obras de arte; diseñar programas culturales entre comunidades; estimular y difundir el arte de la estampa y del diseño tanto de carácter nacional e internacional y realizar cualquier otra actividad que signifique un aporte al acervo cultural del país.

Para el ejercicio fiscal 2005, la Fundación estima alcanzar las siguientes metas: realizar 692 trabajos de conservación para exposiciones; elaborar 692 fichas de registro para exposiciones; 250 trabajos de preservación de la colección permanente; 471 registros y catalogación de la colección permanente; dictar 16 talleres educativos en sede y 5 fuera de la sede; atender 69 visitas guiadas; programar 14 eventos; producir 8 ejemplares de material promocional; realizar 11 investigaciones para exposiciones; preparar 11 museografías para exposiciones; redactar 9 textos curatoriales para exposiciones y acometer 72 estudios y análisis de la colección permanente.

Para el logro de estas metas dispone de un financiamiento de Bs. 1.437,4 millones, de los cuales Bs. 1.257,4 millones (87,5%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 3,9 millones (0,3%), ingresos de la propiedad 27,3 millones (1,9%), recursos de capital Bs. 30,0 millones (2,1%) provenientes de la reserva de depreciación y Bs. 118,8 millones (8,2%) a transacciones con activos financieros.

La totalidad de los recursos antes citados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 1.223,6 millones (85,1%), inversión en activos fijos por Bs. 63,8 millones (4,4%) y cancelación de pasivo a mediano y largo plazo de Bs. 150,0 millones (10,5%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.288.658.000**
Transferencias Para Financiar Gastos Corrientes	1.257.410.000
Del Sector Público	1.257.410.000
Ingresos por Actividades Propias	3.900.000
Venta de Bienes	3.900.000
Otros Ingresos Corrientes	27.348.000
Ingresos de la Propiedad	27.348.000
Recursos de Capital	**30.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
Recursos Financieros	**118.752.000**
Activos Financieros	118.752.000
Disminución de Caja y Bancos	118.752.000
TOTAL	**1.437.410.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.223.616.473**
Gastos de Consumo	1.223.616.473
Gastos de Personal	770.301.473
Materiales y Suministros	153.570.000
Servicios no Personales	269.745.000
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Gastos de Capital	**63.793.527**
Activos Reales	57.793.527
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y Demás Equipos	31.700.000
Otros Activos Reales	21.093.527
Activos Intangibles	6.000.000
Aplicaciones Financieras	**150.000.000**
Pasivos Financieros	150.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	150.000.000
Disminución de Cuentas y Efectos a Pagar	135.839.681
Disminución de Otros Pasivos Circulantes	14.160.319
Total	**1.437.410.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Trabajos de conservación para exposiciones	Embalaje/Montura	692
Trabajos de registros para exposiciones	Ficha	692
Trabajos de preservación de la colección permanente	Embalaje/Conserv.	250
Registro y catalogación de la colección permanente	Obras Saneada	471
Talleres educativos en sede	Taller	16
Talleres educativos fuera de sede	Taller	5
Visitas guiadas	Visita	69
Eventos	Evento	14
Talleres vacacionales	Taller	3
Producción material promocional	Material P.O.P.	8

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Investigación para exposiciones	Exposición	11
Museografía para exposiciones	Museografía	11
Redacción de textos curatoriales para exposiciones	Catálogo	9
Estudio y análisis colección permanente	Obra Analizada	72

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**29**	**258.759.528**
Directivo	5	106.527.408
Profesional y Técnico	7	68.660.307
Administrativo	17	83.571.813
Personal Contratado	**3**	**9.974.822**
Administrativo	3	9.974.822
TOTAL	**32**	**268.734.350**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	11	40.348.200
II	321.236 - 371.235	1	4.320.000
III	371.236 - 421.235	1	5.027.616
IV	421.236 - 471.235	4	20.386.771
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	1	7.083.533
VIII	621.236 - 671.235		
IX	671.236 - 721.235	4	32.773.306
X	721.236 - 771.235		
XI	771.236 - 821.235	1	9.542.693
XII	821.236 - 871.235	1	9.936.000
XIII	871.236 - 921.235	3	32.788.800
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	5	106.527.431
	TOTAL	**32**	**268.734.350**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	442.843.532	88.299.435	135.949.220	103.209.286		**770.301.473**
4.02	66.950.000	32.220.000	38.900.000	15.500.000		**153.570.000**
4.03	151.980.000	65.065.000	23.550.000	29.150.000		**269.745.000**
4.04	38.593.527	15.000.000	3.000.000	7.200.000		**63.793.527**
4.06					150.000.000	**150.000.000**
4.08					30.000.000	**30.000.000**
TOTAL	**700.367.059**	**200.584.435**	**201.399.220**	**155.059.286**	**180.000.000**	**1.437.410.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Operaciones y Administración	700.367.059
02	Investigación y Museología	200.584.435
03	Conservación y Registro	201.399.220
04	Educación y Extensión	155.059.286
99	Partidas no Asignables a Programas	180.000.000
	TOTAL	**1.437.410.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	770.301.473
4.02	Materiales y Suministros	153.570.000
4.03	Servicios no Personales	269.745.000
4.04	Activos Reales	63.793.527
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	150.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
	TOTAL	**1.437.410.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.288.658.000**
Transferencias Para Financiar Gastos Corrientes	1.257.410.000
Del Sector Público	1.257.410.000
De la Administración Central	1.257.410.000
Recursos Ordinarios	1.257.410.000
Ingresos por Actividades Propias	3.900.000
Venta de Bienes	3.900.000
Venta Afiches y Otros	3.900.000
Otros Ingresos Corrientes	27.348.000
Ingresos de la Propiedad	27.348.000
Intereses por Dinero en Depósitos	288.000
Otros Ingresos de la Propiedad	27.060.000
Alquiler de Espacios y Ventas de Servicios	27.060.000
B. Gastos Corrientes	**1.223.616.473**
Gastos de Consumo	1.223.616.473
Gastos de Personal	770.301.473
Materiales y Suministros	153.570.000
Servicios no Personales	269.745.000
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**65.041.527**
II. Cuenta Capital	
A. Recursos de Capital	**95.041.527**
Ahorro en la Cuenta Corriente	65.041.527
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	30.000.000
B. Gastos de Capital	**63.793.527**
Activos Reales	57.793.527
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y Demás Equipos	31.700.000
Otros Activos Reales	21.093.527
Activos Intangibles	6.000.000
C. Resultado Financiero : Superávit/ (Déficit)	**31.248.000**
III. Cuenta Financiera	
A. Recursos Financieros	**150.000.000**
Activos Financieros	118.752.000
Disminución de Cajas y Bancos	118.752.000
Superávit Financiero	31.248.000
B. Aplicaciones Financieras	**150.000.000**
Pasivos Financieros	150.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	150.000.000
Disminución de Cuentas y Efectos a Pagar	135.839.681
Disminución de Otros Pasivos Circulantes	14.160.319

A0301
Fundación Biblioteca Ayacucho

FUNDACIÓN BIBLIOTECA AYACUCHO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Biblioteca Ayacucho tiene dentro de sus objetivos, la realización de actividades eminentemente culturales, rescatar para su publicación las más importantes obras de la cultura y el pensamiento latinoamericano desde sus orígenes hasta el presente. Además de editar y difundir obras de modo que sirva al propósito de estimular y reafirmar la integración, desarrollo, independencia y proceso de los pueblos del continente y las demás actividades que sean compatibles con la naturaleza de la fundación.

Para el ejercicio fiscal 2005, la Fundación prevé alcanzar las siguientes metas: publicar 16.000 ejemplares de la Colección Clásica; 2.000 ejemplares de la Colección Clave de América y 6.000 ejemplares de la Colección la Expresión Americana.

Para el logro de sus metas dispone de un financiamiento de Bs. 1.978,7 millones, de los cuales Bs. 1.684,9 millones (85,2%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 109,6 millones (5,5%), ingresos de la propiedad Bs. 9,2 millones (0,5%), recursos de capital Bs. 3,0 millones (0,2%) provenientes de la reserva de depreciación y Bs. 172,0 millones (8,6%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 1.628,3 millones (82,3%), inversión en activos fijos por Bs. 56,7 millones (2,9%) y aplicaciones financieras de Bs. 293,7 millones (14,8%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.803.730.340**
Transferencias Para Financiar Gastos Corrientes	1.684.970.000
Del Sector Público	1.684.970.000
Ingresos por Actividades Propias	109.632.000
Venta de Bienes	109.632.000
Otros Ingresos Corrientes	9.128.340
Ingresos de la Propiedad	9.128.340
Recursos de Capital	**3.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000
Recursos Financieros	**171.956.930**
Activos Financieros	171.956.930
Disminución de Cuentas y Efectos a Cobrar	171.956.930
TOTAL	**1.978.687.270**

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER), tiene por objetivo verificar el cumplimiento de la normativa establecida en materia de normalización, calidad, metrología y reglamentaciones técnicas, apoyando la industrialización de Venezuela y su reconocimiento en el ámbito internacional.

Dentro de la política de cobertura de los servicios a prestar por SENCAMER, se contempla una desconcentración de las actividades a nivel nacional, a través de la ejecución del programa de Servicios de Reglamentaciones Técnicas, Metrología y Conformidad con Normas en Regiones. Asimismo, se contempla una ampliación de los servicios a traves de cursos en el área de reglamentaciones técnicas y conformidad con normas tanto a nivel central como en el interior del país.

El presupuesto de gasto de SENCAMER para el año 2005 asciende a Bs. 16.517,3 millones, y será financiado con ingresos provenientes del cobro de tasas, precios y tarifas por la prestación de los servicios de metrología, reglamentos técnicos y conformidad con normas por Bs. 12.955,4 millones, otros ingresos por Bs. 1.077,0 millones, y recursos financieros por Bs. 2.484,9 millones, por la disminución de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**14.032.460.160**
Ingresos por Actividades Propias	12.955.460.160
Venta de Servicios	4.906.900.404
Ingresos no Tributarios	8.048.559.756
Otros Ingresos Corrientes	1.077.000.000
Ingresos de la Propiedad	237.000.000
Otros Ingresos Diversos	840.000.000
Recursos Financieros	**2.484.898.440**
Activos Financieros	2.484.898.440
Disminución de Caja y Bancos	2.484.898.440
TOTAL	**16.517.358.600**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**15.577.866.000**
Gastos de Consumo	15.399.234.000
Gastos de Personal	11.039.766.000
Materiales y Suministros	729.684.000
Servicios no Personales	3.629.784.000
Otros Gastos Corrientes	178.632.000
Transferencias	178.632.000
Transferencias Corrientes al Sector Privado	178.632.000
Gastos de Capital	**877.584.000**
Activos Reales	877.584.000
Repuestos y Reparaciones Mayores	26.316.000
Adquisición de Maquinarias y Demás Equipos	535.260.000
Obras de Infraestructuras - Estudios y Proyectos	181.008.000
Activos Intangibles	135.000.000
Aplicaciones Financieras	**61.908.600**
Pasivos Financieros	61.908.600
Servicio de la Deuda Pública y Disminución de Otros Pasivos	61.908.600
Disminución de Otros Pasivos no Circulantes	61.908.600
TOTAL	**16.517.358.600**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Inspecciones a Productos y Servicios en el Comercio	Informe/acta	1.110
Fiscalizaciones a Instrumentos de Medición	Informe/acta	96.710
Aprobaciones de Modelo	Informe	155
Registro de Productos Envasados	Constancia	14.810
Calibraciones de Instrumentos de Medición	Certificado	13.487
Verificación de Instrumentos de Medición	Informe	3.487.431
Acreditación de Laboratorios	Certificado	15
Registros Electrónicos	Constancia	2.000
Talleres de Calidad, Metrología y Normalización	Taller	200
Autorización de Organismos de Inspección	Constancia	22
Notificaciones a Reglamentos Técnicos	Informe	36

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**337**	**4.283.556.000**
Directivo	6	576.572.640
Profesional y Técnico	262	2.800.495.680
Administrativo	46	741.307.680
Obrero	23	165.180.000
Personal Contratado	**164**	**1.138.200.000**
Profesional y Técnico	164	1.138.200.000
TOTAL	**501**	**5.421.756.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	80	227.523.300
II	321.236 - 371.235	2	8.625.000
III	371.236 - 421.235	7	33.618.750
IV	421.236 - 471.235	2	10.350.000
V	471.236 - 521.235	6	35.394.956
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	77	624.364.300
X	721.236 - 771.235		
XI	771.236 - 821.235	26	241.533.635
XII	821.236 - 871.235	18	178.493.536
XIII	871.236 - 921.235	19	203.464.883
XIV	921.236 - 971.235	29	330.350.566
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	18	223.301.074
XVII	1.071.236 - MAS	194	3.139.556.000
	TOTAL	**478**	**5.256.576.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	16.931.619
II	321.236 - 371.235	1	4.412.927
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	6.649.440
VI	521.236 - 571.235	1	7.242.492
VII	571.236 - 621.235	5	38.712.990
VIII	621.236 - 671.235	3	25.010.118
IX	671.236 - 721.235	4	35.539.570
X	721.236 - 771.235	1	9.729.612
XI	771.236 - 821.235	1	10.382.622
XII	821.236 - 871.235	1	10.568.610
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**23**	**165.180.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	**10**	**166.428.000**
Jubilado	10	166.428.000
TOTAL	**10**	**166.428.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS Código	01	02	03	TOTAL
4.01	4.929.192.000	4.007.420.000	2.103.154.000	**11.039.766.000**
4.02	306.672.000	293.964.000	129.048.000	**729.684.000**
4.03	2.691.660.000	370.620.000	567.504.000	**3.629.784.000**
4.04	356.316.000	90.096.000	431.172.000	**877.584.000**
4.06	61.908.600			**61.908.600**
4.07	178.632.000			**178.632.000**
TOTAL	**8.524.380.600**	**4.762.100.000**	**3.230.878.000**	**16.517.358.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	8.524.380.600
02	Servicios de Regulación, Coordinación y Control de las Actividades de Normalización, Calidad y Metrología.	4.762.100.000
03	Servicios de Sencamer en Regiones	3.230.878.000
	TOTAL	**16.517.358.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.039.766.000
4.02	Materiales y Suministros	729.684.000
4.03	Servicios no Personales	3.629.784.000
4.04	Activos Reales	877.584.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	61.908.600
4.07	Transferencias	178.632.000
	TOTAL	**16.517.358.600**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.032.460.160**
Ingresos por Actividades Propias	12.955.460.160
Venta de Servicios	4.906.900.404
Venta de Servicios Principales	3.448.900.404
Otros ingresos de Operación	1.458.000.000
Ingresos no Tributarios	8.048.559.756
Derechos de Contraste, Verificación y Estudio	7.710.716.436
Venta de Bienes y Servicios	337.843.320
Otros Ingresos Corrientes	1.077.000.000
Ingresos de la Propiedad	237.000.000
Intereses por Dinero en Depósitos	213.000.000
Otros Ingresos de la Propiedad	24.000.000
Rentas Inmobiliarias	24.000.000
Otros Ingresos Diversos	840.000.000
B. Gastos Corrientes	**15.577.866.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Gastos de Consumo	15.399.234.000
Gastos de Personal	11.039.766.000
Materiales y Suministros	729.684.000
Servicios no Personales	3.629.784.000
Otros Gastos Corrientes	178.632.000
Transferencias	178.632.000
Transferencias Corrientes al Sector Privado	178.632.000
Pensiones y Jubilaciones	79.824.000
Donaciones a Personas	5.004.000
Subsidios Educacionales al Sector Privado	7.200.000
Asistencia Social al Personal Jubilado	86.604.000
C. Resultado Económico : Ahorro/(Desahorro)	**(1.545.405.840)**
II. Cuenta Capital	
A. Recursos de Capital	**(1.545.405.840)**
Desahorro en la Cuenta Corriente	(1.545.405.840)
B. Gastos de Capital	**877.584.000**
Activos Reales	877.584.000
Repuestos y Reparaciones Mayores	26.316.000
Adquisición de Maquinarias y Demás Equipos	535.260.000
Obras de Infraestructura	181.008.000
Activos Intangibles	135.000.000
C. Resultado Financiero : Superávit/(Déficit)	**(2.422.989.840)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.484.898.440**
Activos Financieros	2.484.898.440
Disminución de Caja y Bancos	2.484.898.440
B. Aplicaciones Financieras	**2.484.898.440**
Pasivos Financieros	61.908.600
Servicio de la Deuda y Disminución de Otros Pasivos	61.908.600
Disminución de Otros Pasivos no Circulantes	61.908.600
Déficit Financiero	2.422.989.840

A0211

Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)

INSTITUTO AUTÓNOMO FONDO NACIONAL DE PROMOCIÓN Y CAPACITACIÓN PARA LA PARTICIPACIÓN TURÍSTICA (INATUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR), tiene como objetivo principal ejecutar la política de divulgación, publicidad y promoción nacional e internacional, tanto de sus actividades como de los atractivos y ofertas turísticas, desarrollar los planes en materia de capacitación, formación y desarrollo de los recursos humanos del sector turístico nacional, mantener actualizado el registro turístico nacional, en el cual deben inscribirse las personas naturales o jurídicas dedicadas a la prestación de este servicio.

Para el Ejercicio fiscal 2005, el Instituto tiene un presupuesto de gastos que asciende a Bs. 34.548,5 millones, y será financiado con ingresos corrientes por Bs. 24.967,9 millones, recursos provenientes de la Ley de endeudamiento Bs. 884,4, incremento de la depreciación y amortización acumulada, previsiones y otras reservas Bs. 844,0 millones y recursos financieros por Bs. 7.852,2 millones, por concepto de disminución de caja y bancos e incrementos de pasivos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**24.967.871.984**
Ingresos por Actividades Propias	1.745.550.000
Venta de Servicios	1.745.550.000
Otros Ingresos Corrientes	23.222.321.984
Ingresos de la Propiedad	23.222.321.984
Recursos de Capital	**1.728.429.209**
Transferencias Para Financiar Gastos de Capital	884.429.209
Sector Público	884.429.209
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	844.000.000
Recursos Financieros	**7.852.229.759**
Activos Financieros	1.171.959.133
Disminución de Caja y Bancos	1.171.959.133
Pasivos Financieros	6.680.270.626
Incremento de Cuentas y Efectos a Pagar	3.607.733.278
Incremento de Pasivos no Circulantes	3.072.537.348
TOTAL	**34.548.530.952**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**24.984.636.193**
Gastos de Consumo	14.413.136.193
Gastos de Personal	5.572.122.509
Materiales y Suministros	928.121.440
Servicios no Personales	7.068.892.244
Otros Gastos de Instituciones Descentralizadas	844.000.000
Depreciación y Amortización	844.000.000
Otros Gastos Corrientes	10.571.500.000
Transferencias	10.571.500.000
Transferencias Corrientes al Sector Privado	21.500.000
Transferencias Corrientes al Sector Público	10.550.000.000
Gastos de Capital	**1.239.725.000**
Activos Reales	1.239.725.000
Repuestos y Reparaciones Mayores	15.000.000
Adquisición de Maquinarias y Demás Equipos	699.625.000
Conservaciones Ampliaciones y Mejoras	250.000.000
Activos Intangibles	225.100.000
Otros Activos Reales	50.000.000
Aplicaciones Financieras	**8.324.169.759**
Activos Financieros	8.324.169.759
Incremento de Inversiones y Efectos a Cobrar	8.324.169.759
Total	**34.548.530.952**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Reuniones del Directorio	Acta	72
Participación de Ferias Nacionales	Feria	19
Participación de Ferias Internacionales	Feria	4
Campaña Integral de Promoción Turística	Campaña	1
Recaudación del 1%	Millones de Bs.	18.500
Transferencias Fondos Mixtos	Transferencia	288
Venta de Habitación	Hab/cab	16.425
Venta de Comestible	Cubierto	30.000
Venta de Bebidas	Bebida	21.428
Análisis a Rendiciones de Cuentas Presentadas por los Fondos Mixtos Estadales.	Informe	196

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Análisis a Rendiciones de Cuentas Presentados por el Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV) y por el Hotel Prado Río	Informe	11
Auditorias a las Dependencias del INATUR.	Informe	5
Redacción de Escritos, Opiniones, Asesorías e Informes de Auditoria	Informe	50
Control y Seguimiento de la Recaudación	Informe	16
Implantar la Estructura de Cargo Aprobada por VIPLADIN	Informe	3
Implantar los Beneficios Socioeconómico del Contrato Marco	Punto de Cuenta	10
Capacitación del Personal	Curso/taller	20
Realizar la Evaluación de Desempeño	Evaluación	196
Cursos, Talleres, Jornadas y Congresos Para Capacitaciones Turísticas	Curso/taller	190
Distribución del Decálogo Turístico	Publicación	1.000
Jornada Nacional Para la Inclusión del Turismo en el Currículo Básico	Jornada	2
Fortalecimiento a la Superestructura Turística Venezolana	Participante	1.364
Capacitación y Sensibilización a los Prestadores de Servicios	Participante	1.379
Apoyo a la Formación en Turismo	Participante	2.237
Promoción Comunitaria en la Actividad Turística	Participante	2.399

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**167**	**1.525.798.183**
Directivo	11	205.824.599
Profesional y Técnico	75	885.054.951
Administrativo	16	138.833.793
Obrero	65	296.084.840
Personal Contratado	**95**	**235.013.294**
Directivo	8	40.500.000
Profesional y Técnico	46	103.000.830
Administrativo	14	35.000.000
Obrero	27	56.512.464
TOTAL	**262**	**1.760.811.477**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	45	100.000.000
II	321.236 - 371.235	13	56.503.890
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	2	12.800.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235	32	251.345.892
IX	671.236 - 721.235	9	75.715.101
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	19	198.655.327
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	50	713.193.963
	TOTAL	**170**	**1.408.214.173**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	80	263.961.204
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	10	71.457.122
VIII	621.236 - 671.235		
IX	671.236 - 721.235	2	17.178.978
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**92**	**352.597.304**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	3.559.301.561	416.638.687	684.716.736	911.465.525		**5.572.122.509**
4.02	433.380.000	41.040.000	76.500.000	377.201.440		**928.121.440**
4.03	4.339.380.000	1.493.754.209	823.800.000	411.958.035		**7.068.892.244**
4.04	1.196.800.000			42.925.000		**1.239.725.000**
4.05					8.324.169.759	**8.324.169.759**
4.07	9.971.500.000	600.000.000				**10.571.500.000**
4.08					844.000.000	**844.000.000**
TOTAL	**19.500.361.561**	**2.551.432.896**	**1.585.016.736**	**1.743.550.000**	**9.168.169.759**	**34.548.530.952**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Apoyo Central	19.500.361.561
02	Capacitación y Formación	2.551.432.896
03	Dirección de Promoción y Mercadeo	1.585.016.736
04	Convenio Cuba Venezuela (Servicio Hotelero Integral)	1.743.550.000
99	Partidas no Asignables a Programas	9.168.169.759
	TOTAL	**34.548.530.952**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.572.122.509
4.02	Materiales y Suministros	928.121.440
4.03	Servicios no Personales	7.068.892.244
4.04	Activos Reales	1.239.725.000
4.05	Activos Financieros	8.324.169.759
4.07	Transferencias	10.571.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	844.000.000
	TOTAL	**34.548.530.952**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**24.967.871.984**
Ingresos por Actividades Propias	1.745.550.000
Venta de Servicios	1.745.550.000
Venta de Servicios Principales	1.696.250.000
Ventas de Otros Servicios	49.300.000
Otros Ingresos Corrientes	23.222.321.984
Ingresos de la Propiedad	23.222.321.984
Intereses por Dinero en Depósitos	4.722.321.984
Otros Ingresos de la Propiedad	18.500.000.000
Otras Contribuciones Especiales (Recaudación 1%)	18.500.000.000
B. Gastos Corrientes	**24.984.636.193**
Gastos de Consumo	14.413.136.193
Gastos de Personal	5.572.122.509
Materiales y Suministros	928.121.440
Servicios no Personales	7.068.892.244
Otros Gastos de Instituciones Descentralizadas	844.000.000
Depreciación y Amortización	844.000.000
Otros Gastos Corrientes	10.571.500.000
Transferencias	10.571.500.000
Transferencias Corrientes al Sector Privado	21.500.000
Donaciones a Personas	5.000.000
Otros Subsidios Sociales al Sector Privado	5.000.000
Transferencias Corrientes al Sector Privado (universidades)	5.000.000
Otros Subsidios Económicos al Sector Privado	6.500.000
Transferencias Corrientes al Sector Público	10.550.000.000
Fondo Mixtos Estadales Aporte 50 %	9.250.000.000
Fondo Mixtos Estadales Aporte Extraordinario	700.000.000
Colegio Universitario Hotel Escuela de los Andes Venezolanos	600.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**(16.764.209)**
II. Cuenta Capital	
A. Recursos de Capital	**1.711.665.000**
Desahorro en la Cuenta Corriente	(16.764.209)
Transferencias para Financiar Gastos de Capital	884.429.209
Sector Público	884.429.209
Ministerio de la Producción y el Comercio	884.429.209
Programas y Proyectos	884.429.209
.Sensibilización y Capacitación para la Participación Turística	
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	844.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**1.239.725.000**
Activos Reales	1.239.725.000
Repuestos y Reparaciones Mayores	15.000.000
Adquisición de Maquinarias y Demás Equipos	699.625.000
Conservaciones Ampliaciones y Mejoras	250.000.000
Activos Intangibles	225.100.000
Otros Activos Reales	50.000.000
C. Resultado Financiero : Superávit / (Déficit)	**471.940.000**
III. Cuenta Financiera	
A. Recursos Financieros	**8.324.169.759**
Activos Financieros	1.171.959.133
Disminución de Caja y Bancos	1.171.959.133
Pasivos Financieros	6.680.270.626
Incremento de Cuentas y Efectos a Pagar	3.607.733.278
Incremento de Pasivos no Circulantes	3.072.537.348
Superávit Financiero	471.940.000
B. Aplicaciones Financieras	**8.324.169.759**
Activos Financieros	8.324.169.759
Incremento de Cuentas y Efectos a Cobrar	8.324.169.759

A0663
Instituto Nacional de Hipódromos (INH)

INSTITUTO NACIONAL DE HIPÓDROMOS (INH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Hipódromos es el organismo encargado del fomento y mejora de las razas equinas, en este sentido planificará y organizará todas las actividades relacionadas con el espectáculo hípico, así como hacer cumplir el reglamento de carreras, mantener el control de salubridad e inspección veterinaria de los ejemplares que participan en las pruebas públicas.

El ente para el año 2005 tiene un presupuesto de gastos que asciende a Bs. 280.054,9 millones y será financiado con ingresos propios por Bs. 278.751,9 millones y recursos de capital por Bs. 1.303,0 millones correspondiente a la depreciación acumulada.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**278.751.942.462**
Ingresos por Actividades Propias	278.751.942.462
Venta de Servicios	278.751.942.462
Recursos de Capital	**1.302.940.201**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.302.940.201
TOTAL	**280.054.882.663**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**265.795.792.628**
Gastos de Consumo	254.638.349.941
Gastos de Personal	50.952.080.430
Materiales y Suministros	3.462.417.240
Servicios no Personales	13.411.849.910
Otros Gastos de Instituciones Descentralizadas	186.812.002.361
Depreciación y Amortización	1.302.940.201
Descuentos, Bonificaciones y Devoluciones	185.509.062.160
Otros Gastos Corrientes	11.157.442.687
Transferencias	11.157.442.687
Transferencias Corrientes al Sector Privado	11.157.442.687
Gastos de Capital	**2.110.064.000**
Activos Reales	1.595.164.000
Repuestos y Reparaciones Mayores	704.700.000
Adquisición de Maquinarias y Demás Equipos	611.964.000
Otros Activos Reales	278.500.000
Activos Intangibles	514.900.000
Aplicaciones Financieras	**12.149.026.035**
Activos Financieros	3.938.589.279
Incremento de Caja y Bancos	2.607.026.553
Incremento de Otros Activos no Circulantes	1.331.562.726
Otros	1.331.562.726
Pasivos Financieros	8.210.436.756
Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.210.436.756
Disminución de Cuentas y Efectos a Pagar	2.050.000.000
Disminución de Otros Pasivos Circulantes	6.160.436.756
Total	**280.054.882.663**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Ingresos por Juegos y Carreras	Millones de Bs.	2.787.519
Programación de Carreras	Carrera	3.830

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.544**	**13.004.929.191**
Directivo	88	2.918.257.844
Profesional y Técnico	475	5.697.501.049
Administrativo	229	1.411.728.693
Médico	17	188.322.489
Obrero	735	2.789.119.116
TOTAL	**1.544**	**13.004.929.191**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	6	18.267.768
II	321.236 - 371.235	1	4.080.000
III	371.236 - 421.235	27	121.107.634
IV	421.236 - 471.235	40	204.818.702
V	471.236 - 521.235	45	255.549.816
VI	521.236 - 571.235	70	440.037.048
VII	571.236 - 621.235	38	269.559.106
VIII	621.236 - 671.235	57	428.165.924
IX	671.236 - 721.235	42	350.028.380
X	721.236 - 771.235		
XI	771.236 - 821.235	51	482.588.944
XII	821.236 - 871.235		
XIII	871.236 - 921.235	62	657.473.709
XIV	921.236 - 971.235	39	443.267.741
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	331	6.540.865.303
	TOTAL	**809**	**10.215.810.075**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	674	2.511.965.652
II	321.236 - 371.235	56	243.822.468
III	371.236 - 421.235	2	10.019.256
IV	421.236 - 471.235	1	5.503.944
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	1	7.520.676
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	1	10.287.120
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**735**	**2.789.119.116**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1.467**	**4.546.020.288**
Jubilado	1.052	3.456.325.632
Pensionado	415	1.089.694.656
Obrero	**767**	**2.177.344.848**
Jubilado	270	703.616.592
Pensionado	497	1.473.728.256
TOTAL	**2.234**	**6.723.365.136**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	31.746.758.848		9.859.436.600	9.345.884.982
4.02	1.455.365.200	849.314.800	600.932.240	497.805.000
4.03	9.266.421.324	638.442.546	2.261.086.040	1.225.900.000
4.04	1.784.564.000		157.900.000	167.600.000
4.06			1.554.900.000	685.000.000
4.07	10.138.899.567	30.002.000	285.841.120	92.700.000
4.08		104.870.552.241	51.834.017.500	30.107.432.620
TOTAL	**54.392.008.939**	**106.388.311.587**	**66.554.113.500**	**42.122.322.602**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	99	TOTAL
4.01			**50.952.080.430**
4.02	59.000.000		**3.462.417.240**
4.03	20.000.000		**13.411.849.910**
4.04			**2.110.064.000**
4.05		3.938.589.279	**3.938.589.279**
4.06		5.970.536.756	**8.210.436.756**
4.07	610.000.000		**11.157.442.687**
4.08			**186.812.002.361**
TOTAL	**689.000.000**	**9.909.126.035**	**280.054.882.663**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	54.392.008.939
02	Actividades Hípicas	106.388.311.587
03	Hipódromo de Valencia	66.554.113.500
04	Hipódromo de Santa Rita	42.122.322.602
05	Espectáculos, Cultura, Deporte y Bienestar Social	689.000.000
99	Partidas no Asignables a Programas	9.909.126.035
	TOTAL	**280.054.882.663**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	50.952.080.430
4.02	Materiales y Suministros	3.462.417.240
4.03	Servicios no Personales	13.411.849.910
4.04	Activos Reales	2.110.064.000
4.05	Activos Financieros	3.938.589.279
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.210.436.756
4.07	Transferencias	11.157.442.687
4.08	Otros Gastos de Instituciones Descentralizadas	186.812.002.361
	TOTAL	**280.054.882.663**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**278.751.942.462**
Ingresos por Actividades Propias	278.751.942.462
Venta de Servicios	278.751.942.462
Ingresos por Juegos	278.751.942.462
B. Gastos Corrientes	**265.795.792.628**
Gastos de Consumo	254.638.349.941
Gastos de Personal	50.952.080.430
Materiales y Suministros	3.462.417.240
Servicios no Personales	13.411.849.910
Otros Gastos de Instituciones Descentralizadas	186.812.002.361
Depreciación y Amortización	1.302.940.201
Descuentos, Bonificaciones y Devoluciones	185.509.062.160
Otros Gastos Corrientes	11.157.442.687
Transferencias	11.157.442.687
Transferencias Corrientes al Sector Privado	11.157.442.687
Transferencias Corrientes Internas	11.157.442.687
C. Resultado Económico : Ahorro	**12.956.149.834**
II. Cuenta Capital	
A. Recursos de Capital	**14.259.090.035**
Ahorro en la Cuenta Corriente	12.956.149.834
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.302.940.201
B. Gastos de Capital	**2.110.064.000**
Activos Reales	1.595.164.000
Repuestos y Reparaciones Mayores	704.700.000
Adquisición de Maquinarias y Demás Equipos	611.964.000
Otros Activos Reales	278.500.000
Activos Intangibles	514.900.000
C. Resultado Financiero : Superávit / (Déficit)	**12.149.026.035**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**12.149.026.035**
Superávit Financiero	12.149.026.035
B. Aplicaciones Financieras	**12.149.026.035**
Activos Financieros	3.938.589.279
Incremento de Caja y Bancos	2.607.026.553
Incremento de Otros Activos no Circulantes	1.331.562.726
Otros	1.331.562.726
Pasivos Financieros	8.210.436.756
Servicio de la Deuda y Disminución de Otros Pasivos	8.210.436.756
Disminución de Cuentas y Efectos a Pagar	2.050.000.000
Disminución de Otros Pasivos Circulantes	6.160.436.756

A0828
Servicio Autónomo de la Propiedad Intelectual (SAPI)

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Política de Financiamiento

El Servicio Autónomo de la Propiedad Intelectual realizará esfuerzos para la obtención de los ingresos propios a través de la venta de sus servicios a personas naturales y entes privados, a tales efectos y considerando los costos y tasa llevando las unidades tributarias, en la venta de formularios, boletín y en los nuevos servicios a crear por el Organismo.

Por otro lado, se incorpora el Proyecto de "Consolidación del Sistema Venezolano de la Propiedad Intelectual" del Ejercicio Fiscal 2004 y el Proyecto de "Fortalecimiento del Sistema Venezolano de la Propiedad Intelectual" año 2005. Se plantea el Proyecto de Adecuación Física y Tecnológica por Ley de Endeudamiento.

Política de Gasto

La política de gasto del Servicio Autónomo de la Propiedad Intelectual durante el próximo ejercicio fiscal se fundamenta en el financiamiento de todas sus operaciones, lo que comprende los gastos corrientes como: recursos humanos, insumos operativos, contrataciones de servicios, así como la Adquisición de activos fijos.

Se plantea realizar inversiones importantes que redunden en mejorar la calidad de los servicios, prestar servicios de valor agregado e incrementar la capacidad de servicios para atender un mayor número de usuarios.

Política de Cobertura de los Servicios a Prestar por el Organismo

Durante este período presupuestario se llevara a cabo un proceso de diversificación y modernización de los servicios que se prestan al público en general, con la finalidad de ofrecer una adecuada asistencia a los sectores industriales, universitarios, científicos y tecnológicos, para ello se hace necesario el diseño de nuevas tarifas correspondientes a los nuevos servicios. Al prestar nuevos servicios de tecnología industrial con el SITI, es brindar servicios de información a través del Centro de Documentación, estimando la atención de 10.000 usuarios al año.

El presupuesto de ingresos y gastos asciende a Bs. 13.404,7 millones, que será financiado con ingresos corrientes por Bs. 12.995,7 millones y recursos de capital por Bs. 409,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**12.995.726.608**
Transferencias Para Financiar Gastos Corrientes	1.427.788.200
Del Sector Público	1.427.788.200
Ingresos por Actividades Propias	6.854.027.723
Venta de Bienes	1.080.565.400
Venta de Servicios	519.977.113
Ingresos no Tributarios	5.253.485.210
Otros Ingresos Corrientes	4.713.910.685
Ingresos de la Propiedad	288.000.000
Otros Ingresos Diversos	4.425.910.685

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Recursos de Capital	**409.011.800**
Transferencias Para Financiar Gastos de Capital	357.011.800
Del Sector Público	292.211.800
Recursos Provenientes de la Ley de Endeudamiento	64.800.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.000.000
TOTAL	**13.404.738.408**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**12.164.876.946**
Gastos de Consumo	12.090.403.915
Gastos de Personal	5.957.970.538
Materiales y Suministros	727.207.870
Servicios no Personales	5.353.225.507
Otros Gastos de Instituciones Descentralizadas	52.000.000
Depreciación y Amortización	52.000.000
Otros Gastos Corrientes	74.473.031
Transferencias	74.473.031
Transferencias Corrientes al Sector Privado	36.700.000
Transferencias Corrientes al Sector Público	37.773.031
Gastos de Capital	**1.214.861.462**
Activos Reales	1.214.861.462
Adquisición de Maquinarias y Demás Equipos	981.720.438
Otros Activos Reales	20.000.000
Activos Intangibles	213.141.024
Aplicaciones Financieras	**25.000.000**
Pasivos Financieros	25.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	25.000.000
Disminución de Cuentas y Efectos a Pagar	25.000.000
Total	**13.404.738.408**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Solicitud de Marca	Solicitud	25.000
Certificado de Marca	Certificado	18.750
Certificaciones de Documentos	Tasa	1.912
Otras Tasas de Marca	Tasa	43.164
Solicitud de Patente	Solicitud	2.786
Certificado de Patente	Certificado	140
Otras Tasas de Patente	Tasa	7.126
Otros Derechos de Firmas	Derecho	5.692
Solicitud de Derecho de Autor	Solicitud	1.000
Certificado de Derecho de Autor	Certificado	700
Otras Tasas de Derecho de Autor	Tasa	100
Búsquedas	Búsqueda	14.496
Consultas	Consulta	520
Listados Alfabético de Nombres	Listado	84
Boletín	Boletín	498
CD's de Boletín	CD	80
Carpetas	Carpeta	46.830
Planillas	Planilla	43.556

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**175**	**1.922.494.503**
Directivo	15	326.987.167
Profesional y Técnico	87	1.155.601.273
Administrativo	51	332.765.012
Obrero	22	107.141.051
Personal Contratado	**8**	**150.000.000**
Profesional y Técnico	8	150.000.000
TOTAL	**183**	**2.072.494.503**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	9	39.001.380
III	371.236 - 421.235	2	9.857.700
IV	421.236 - 471.235	4	21.733.948
V	471.236 - 521.235	8	47.693.936
VI	521.236 - 571.235	5	33.067.910
VII	571.236 - 621.235	9	64.575.233
VIII	621.236 - 671.235	18	140.408.678
IX	671.236 - 721.235	5	42.670.214
X	721.236 - 771.235	7	62.865.908
XI	771.236 - 821.235	9	85.360.985
XII	821.236 - 871.235	1	9.932.892
XIII	871.236 - 921.235	2	21.301.652
XIV	921.236 - 971.235	14	161.261.024
XV	971.236 - 1.021.235	4	48.097.664
XVI	1.021.236 - 1.071.235	6	74.900.967
XVII	1.071.236 - MAS	58	1.102.623.361
	TOTAL	**161**	**1.965.353.452**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	19	89.638.895
IV	421.236 - 471.235		
V	471.236 - 521.235	3	17.502.156
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**22**	**107.141.051**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	3	**70.473.031**
Jubilado	2	42.228.724
Pensionado	1	28.244.307
TOTAL	**3**	**70.473.031**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	TOTAL
4.01	5.777.899.786	80.940.000	99.130.752		**5.957.970.538**
4.02	674.856.000	8.064.133	44.287.737		**727.207.870**
4.03	2.510.798.906	364.219.392	1.135.598.511	1.342.608.698	**5.353.225.507**
4.04	479.000.000	230.078.462	253.143.000	252.640.000	**1.214.861.462**
4.06	25.000.000				**25.000.000**
4.07	74.473.031				**74.473.031**
4.08	52.000.000				**52.000.000**
TOTAL	**9.594.027.723**	**683.301.987**	**1.532.160.000**	**1.595.248.698**	**13.404.738.408**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Sistema de Propiedad Intelectual	9.594.027.723
02	Convenio Integral de Cooperación	683.301.987
03	Fortalecimiento del Sistema de Propiedad Intelectual	1.532.160.000
04	Adecuación Plataforma Física y Tecnológica a Distintos Sectores	1.595.248.698
	TOTAL	**13.404.738.408**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.957.970.538
4.02	Materiales y Suministros	727.207.870
4.03	Servicios no Personales	5.353.225.507
4.04	Activos Reales	1.214.861.462
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	25.000.000
4.07	Transferencias	74.473.031
4.08	Otros Gastos de Instituciones Descentralizadas	52.000.000
	TOTAL	**13.404.738.408**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.995.726.608**
Transferencias Para Financiar Gastos Corrientes	1.427.788.200
Del Sector Público	1.427.788.200
Ministerio de la Producción y el Comercio	1.427.788.200
Recursos Ordinarios (Convenio de Cooperación)	1.427.788.200
Ingresos por Actividades Propias	6.854.027.723
Venta de Bienes	1.080.565.400
Boletines	174.300.000
Formularios	575.062.200
Carpetas	313.603.200
CD	17.600.000
Venta de Servicios	519.977.113
Copias	24.348.000
Búsquedas	494.026.399
Otros Servicios	1.602.714
Ingresos no Tributarios	5.253.485.210
Tasas Ley Timbre Fiscal 75%	5.210.156.250
Otras Tasas	43.328.960
Otros Ingresos Corrientes	4.713.910.685
Ingresos de la Propiedad	288.000.000
Intereses por Dinero en Depósitos	288.000.000
Otros Ingresos Diversos	4.425.910.685

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**12.164.876.946**
Gastos de Consumo	12.090.403.915
Gastos de Personal	5.957.970.538
Materiales y Suministros	727.207.870
Servicios no Personales	5.353.225.507
Otros Gastos de Instituciones Descentralizadas	52.000.000
Depreciación y Amortización	52.000.000
Otros Gastos Corrientes	74.473.031
Transferencias	74.473.031
Transferencias Corrientes al Sector Privado	36.700.000
Pensiones y Jubilaciones	2.000.000
Pensiones	12.200.000
Jubilaciones	22.500.000
Transferencias Corrientes al Sector Público	37.773.031
Donaciones Corrientes a Organismos del Sector Público	2.000.000
Asistencia Social al Personal Pensionado	16.044.307
Asistencia Social al Personal Jubilado	19.728.724
C. Resultado Económico : Ahorro/(Desahorro)	**830.849.662**
II. Cuenta Capital	
A. Recursos de Capital	**1.239.861.462**
Ahorro en la Cuenta Corriente	830.849.662
Transferencias Para Financiar Gastos de Capital	357.011.800
Del Sector Público	357.011.800
Ministerio de la Producción y el Comercio	357.011.800
Otras Fuentes de Financiamiento (Convenio de Cooperación)	292.211.800
Programas y Proyectos	64.800.000
Adecuación de la Plataforma Física Tecnológica para la Prestación del Servicio Público de Valor Agregado de Propiedad Intelectual, a los Sectores Gubernamentales Productivos y de Investigación	64.800.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	52.000.000
B. Gastos de Capital	**1.214.861.462**
Activos Reales	1.214.861.462
Adquisición de Maquinarias y Demás Equipos	981.720.438
Otros Activos Reales	20.000.000
Activos Intangibles	213.141.024
C. Resultado Financiero : Superávit/(Déficit)	**25.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**25.000.000**
Superávit Financiero	25.000.000
B. Aplicaciones Financieras	**25.000.000**
Pasivos Financieros	25.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	25.000.000
Disminución de Cuentas y Efectos a Pagar	25.000.000

A0908
Servicio Nacional de Contrataciones
(SENACON)

SERVICIO NACIONAL DE CONTRATACIONES (SENACON)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Nacional de Contrataciones (SENACON), fue creado con el objetivo de mantener el registro nacional de contratistas, registrar y organizar las programaciones de compras del Estado, y de este modo poder proveer información adecuada a los entes públicos y privados.

Los servicios a prestar por SENACON, corresponden a la necesidad que tienen los contratistas del Estado de tener un registro eficiente, lógico y oportuno que avale su solvencia legal; financiera y técnica, que agilicen los procesos de adjudicación, mantenga una información adecuada y oportuna de las demandas del estado venezolano, clasificada por renglón, por entidad demandante, geográficamente y monto de dichas demandas, y fundamentalmente apoyar las ruedas de negociación productos del Plan Excepcional, para favorecer a la pequeña industria y cooperativas, y por ende al desarrollo armónico de la oferta que atenderá los requerimientos de la demanda de bienes, obras y servicios del estado venezolano.

El presupuesto para el año 2005 asciende a Bs. 6.746,3 millones, el cual será financiado con recursos propios Bs. 6.042,2 millones, que permitirá atender el 89,5% de los requerimientos presupuestarios; transferencias del Ministerio de la Producción y el Comercio Bs. 700,0 millones y recursos de capital Bs. 4,1 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**6.742.190.193**
Transferencias Para Financiar Gastos Corrientes	700.000.000
Del Sector Público	700.000.000
Ingresos por Actividades Propias	6.042.190.193
Venta de Servicios	6.042.190.193
Recursos de Capital	**4.100.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.100.000
TOTAL	**6.746.290.193**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**6.103.010.193**
Gastos de Consumo	6.103.010.193
Gastos de Personal	4.807.576.004
Materiales y Suministros	264.463.000
Servicios no Personales	996.871.189
Otros Gastos de Instituciones Descentralizadas	34.100.000
Depreciación y Amortización	4.100.000
Otros Gastos	30.000.000
Gastos de Capital	**639.180.000**
Activos Reales	439.500.000
Adquisición de Maquinarias y Demás Equipos	429.500.000
Otros Activos Reales	10.000.000
Activos Intangibles	199.680.000
Aplicaciones Financieras	**4.100.000**
Activos Financieros	4.100.000
Incremento de Caja y Bancos	4.100.000
Total	**6.746.290.193**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Registro de Empresas	Certificado	22.120
Actualizaciones de Registro de Contratista	Certificado	1.950
Copias Certificadas	Copia	10.730
Servicios de Inducción al Sistema	Servicio	712
Listado de Empresas Registradas	Listado	12
Ventas Manuales	Manual	220
Licitaciones al Día	Licitación	950
Reportes de Procesos Organizacionales	Reporte	2.000
Certificación Participación Ruedas de Negocios	Certificado	1.300
Curso de Licitación	Participante	20
Curso Registro Nacional de Contrataciones	Participante	20
Cursos Pymis, Pymes y Cooperativas	Curso	40

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**92**	**1.683.707.940**
Directivo	6	166.931.760
Profesional y Técnico	56	1.253.022.648
Administrativo	10	90.094.344
Obrero	20	173.659.188
Personal Contratado	**17**	**150.000.000**
Profesional y Técnico	11	121.200.000
Administrativo	6	28.800.000
TOTAL	**109**	**1.833.707.940**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	8	59.549.484
VIII	621.236 - 671.235		
IX	671.236 - 721.235	8	67.200.000
X	721.236 - 771.235		
XI	771.236 - 821.235	12	112.885.536
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	12.000.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	60	1.408.413.732
	TOTAL	**89**	**1.660.048.752**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	6	50.487.372
IX	671.236 - 721.235	14	123.171.816
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**20**	**173.659.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	4.807.576.004		**4.807.576.004**
4.02	264.463.000		**264.463.000**
4.03	996.871.189		**996.871.189**
4.04	639.180.000		**639.180.000**
4.05	4.100.000		**4.100.000**
4.08		34.100.000	**34.100.000**
TOTAL	**6.712.190.193**	**34.100.000**	**6.746.290.193**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicio Nacional de Contrataciones	6.712.190.193
99	Partidas No Asignables a Programas	34.100.000
	TOTAL	**6.746.290.193**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.807.576.004
4.02	Materiales y Suministros	264.463.000
4.03	Servicios no Personales	996.871.189
4.04	Activos Reales	639.180.000
4.05	Activos Financieros	4.100.000
4.08	Otros Gastos de Instituciones Descentralizadas	34.100.000
	TOTAL	**6.746.290.193**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.742.190.193**
Transferencias Para Financiar Gastos Corrientes	700.000.000
Del Sector Público	700.000.000
Ministerio de la Producción y el Comercio	
De la Administración Central	700.000.000
Recursos Ordinarios	562.360.000
Otras Fuentes de Financiamiento	137.640.000
Ingresos por Actividades Propias	6.042.190.193
Venta de Servicios	6.042.190.193
Servicios del Registro de Contratista	5.609.450.193
Servicios del Registro de las Compras del Estado	348.240.000
Cursos y Talleres	84.500.000
B. Gastos Corrientes	**6.103.010.193**
Gastos de Consumo	6.103.010.193
Gastos de Personal	4.807.576.004
Materiales y Suministros	264.463.000
Servicios no Personales	996.871.189
Otros Gastos de Instituciones Descentralizadas	34.100.000
Depreciación y Amortización	4.100.000
Otros Gastos	30.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**639.180.000**
II. Cuenta Capital	
A. Recursos de Capital	**643.280.000**
Ahorro en la Cuenta Corriente	639.180.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	4.100.000
B. Gastos de Capital	**639.180.000**
Activos Reales	439.500.000
Adquisición de Maquinarias y Demás Equipos	429.500.000
Otros Activos Reales	10.000.000
Activos Intangibles	199.680.000
C. Resultado Financiero : Superávit / (Déficit)	**4.100.000**
III. Cuenta Financiera	
A. Recursos Financieros	**4.100.000**
Superávit Financiero	4.100.000
B. Aplicaciones Financieras	**4.100.000**
Activos Financieros	4.100.000
Incremento de Caja y Bancos	4.100.000

A0927

Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN) tiene por objetivo, promover a nivel nacional el manejo más eficiente, la sustitución y erradicación del consumo de las sustancias agotadoras de la capa de ozono a escala industrial, comercial y doméstica.

La fuente de financiamiento para el funcionamiento del Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN) en el año 2005, proviene como en otros años del Fondo Multilateral para la aplicación del Protocolo de Montreal, asistencia que es canalizada a través de las agencias ejecutoras del Fondo Multilateral: el Programa de las Naciones Unidas para el Desarrollo (PNUD), la Organización de las Naciones Unidas para el Desarrollo Industrial (ONUDI) y el Banco Mundial. Los recursos son aprobados por el Comité Ejecutivo del Fondo Multilateral, con base a los proyectos presentados por FONDOIN en nombre de la República Bolivariana de Venezuela. Adicionalmente para este año existen ingresos provenientes del Ministerio de la Producción y el Comercio por Bs. 3.452,1 millones.

El presupuesto de gastos del ente asciende a Bs. 5.089,9 millones, orientados al logro de los objetivos del programa de reconversión industrial, tecnológico y comercial, para la sustitución gradual del consumo de las sustancias agotadoras de la capa de ozono y la recuperación y regeneración de SAO.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.961.138.704**
Transferencias Para Financiar Gastos Corrientes	953.638.704
Del Sector Público	326.911.800
Del Sector Externo	626.726.904
Otros Ingresos Corrientes	1.007.500.000
Otros Ingresos Diversos	1.007.500.000
Recursos de Capital	**3.128.791.551**
Transferencias Para Financiar Gastos de Capital	3.125.191.551
Del Sector Público	3.125.191.551
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.600.000
TOTAL	**5.089.930.255**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**625.926.888**
Gastos de Consumo	625.926.888
Gastos de Personal	465.522.888
Materiales y Suministros	11.916.000
Servicios no Personales	144.888.000
Otros Gastos de Instituciones Descentralizadas	3.600.000
Depreciación y Amortización	3.600.000
Gastos de Capital	**3.125.191.551**
Otros Gastos de Capital	3.125.191.551
Aplicaciones Financieras	**1.338.811.816**
Activos Financieros	1.338.811.816
Incremento de Caja y Bancos	1.338.811.816
Total	**5.089.930.255**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Reducción del Consumo de Sao y el Buen Manejo de Refrigerantes.	Informe	4
Programa de Desarrollo y de Transformación de Tecnologías Incrementadas en los Sectores Industriales, así como la Actualización Tecnológica, Ambiental, Laboral en las Industrias en Venezuela.	Proyecto	1
Eventos Divulgativos Alusivos a Fondoin	Evento	17
Talleres de Refrigeración al Programa de Recuperación y Reciclaje (sector Aerosoles, solventes y Paletas de Madera)	Taller	11
Informe del Avance de los Proyectos de Reconversión en Curso	Informe	4
Establecimientos de una Red Ampliada de Centros de Recuperación, Reciclaje y Regeneración de SAO.	Centro de Reciclaje	15
Establecimiento de Centros para Entrenamiento de Técnicos en Refrigeración	Centro Operativo	5
Seguimiento del Control de SAO en las Aduanas Dotadas de Equipos de Identificación de Sao	Informe	1
Gestión de Apoyo al Proceso de Creación y Consolidación de la Red de Producción Más Limpia.	Reunión	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**10**	**194.564.549**
Directivo	1	45.250.950
Profesional y Técnico	4	94.932.945
Administrativo	5	54.380.654
TOTAL	**10**	**194.564.549**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	5	54.380.654
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	5	140.183.895
	TOTAL	**10**	**194.564.549**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Reconversión Industrial, Tecnológica y Comercial para la Eliminación del Consumo de las Sustancias Agotadoras de la Capa de Ozono	5.089.930.255
	TOTAL	**5.089.930.255**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	465.522.888
4.02	Materiales y Suministros	11.916.000
4.03	Servicios no Personales	144.888.000
4.04	Activos Reales	3.125.191.551
4.05	Activos Financieros	1.338.811.816
4.08	Otros Gastos de Instituciones Descentralizadas	3.600.000
	TOTAL	**5.089.930.255**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.961.138.704**
Transferencias Para Financiar Gastos Corrientes	953.638.704
Del Sector Público	326.911.800
Ministerio de la Producción y el Comercio	326.911.800
Recursos Ordinarios (Convenio de Cooperación)	326.911.800
Del Sector Externo	626.726.904
De Organismos Internacionales	626.726.904
Otros Ingresos Corrientes	1.007.500.000
Otros Ingresos Diversos	1.007.500.000
B. Gastos Corrientes	**625.926.888**
Gastos de Consumo	625.926.888
Gastos de Personal	465.522.888
Materiales y Suministros	11.916.000
Servicios no Personales	144.888.000
Otros Gastos de Instituciones Descentralizadas	3.600.000
Depreciación y Amortización	3.600.000
C. Resultado Económico : Ahorro	**1.335.211.816**
II. Cuenta Capital	
A. Recursos de Capital	**4.464.003.367**
Ahorro en la Cuenta Corriente	1.335.211.816
Transferencia para Financiar Gastos de Capital	3.125.191.551
Ministerio de la Producción y el Comercio	
Sector Público	
Programas y Proyectos	3.125.191.551
. Fortalecimiento de las Capacidades Institucionales de FONDOIN	3.125.191.551
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	3.600.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**3.125.191.551**
Otros Gastos de Capital	3.125.191.551
C. Resultado Financiero : Superávit	**1.338.811.816**
III. Cuenta Financiera	
A. Recursos Financieros	**1.338.811.816**
Superávit Financiero	1.338.811.816
B. Aplicaciones Financieras	**1.338.811.816**
Activos Financieros	1.338.811.816
Incremento de Caja y Bancos	1.338.811.816

A0943

Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

COLEGIO UNIVERSITARIO HOTEL ESCUELA DE LOS ANDES VENEZOLANOS (CUHELAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV), tiene como objetivo la formación de técnicos superiores en las áreas de Hotelería y Servicios de la Hospitalidad en Venezuela, quienes van a desempeñarse activamente en el sector turístico y hotelero nacional e internacional.

El presupuesto de gastos del CUHELAV para el año 2005, alcanza la cantidad de Bs. 1.027,3 millones, que será financiado con transferencias del Sector Público por Bs. 600,0 millones, proveniente del Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR), Bs. 365,6 millones de ingresos propios, Bs. 30,7 millones de recursos de capital y Ley de Endeudamiento Bs. 31,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**965.611.004**
Transferencias Para Financiar Gastos Corrientes	600.000.000
Del Sector Público	600.000.000
Ingresos por Actividades Propias	365.611.004
Venta de Servicios	365.611.004
Recursos de Capital	**61.750.000**
Transferencias Para Financiar Gastos de Capital del Sector Público	31.050.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.700.000
TOTAL	**1.027.361.004**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**996.311.004**
Gastos de Consumo	996.311.004
Gastos de Personal	599.280.000
Materiales y Suministros	153.033.000
Servicios no Personales	213.298.004
Otros Gastos de Instituciones Descentralizadas	30.700.000
Depreciación y Amortización	30.700.000
Gastos de Capital	**31.050.000**
Activos Reales	27.048.000
Adquisición de Maquinarias y Demás Equipos	27.048.000
Activos Intangibles	4.002.000
Total	**1.027.361.004**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula Atendida	Alumno	200
Inscripción de Estudiantes para la Formación en el Área de Hotelería y Hospitalidad	Alumno	480
Promoción de Nuevos Técnicos Superiores Universitarios en Hotelería y Servicios de la Hospitalidad	Alumno	72
Adiestramiento a Estudiantes y a la Comunidad	Participante	960

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2**	**9.672.823**
Docente	1	5.818.000
Obrero	1	3.854.823
Personal Contratado	**62**	**323.350.896**
Directivo	1	27.802.295
Profesional y Técnico	11	80.333.488
Administrativo	9	36.410.056
Docente	38	167.240.600
Obrero	3	11.564.457
TOTAL	**64**	**333.023.719**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	22	51.026.000
II	321.236 - 371.235	10	41.900.616
III	371.236 - 421.235	6	29.731.200
IV	421.236 - 471.235	2	10.641.156
V	471.236 - 521.235	2	12.000.000
VI	521.236 - 571.235	1	6.511.440
VII	571.236 - 621.235	6	41.798.857
VIII	621.236 - 671.235	3	23.167.086
IX	671.236 - 721.235	3	25.219.273
X	721.236 - 771.235		
XI	771.236 - 821.235	1	9.570.611
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	10.752.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	11.956.973
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2	43.329.227
	TOTAL	**60**	**317.604.439**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	4	15.419.280
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**4**	**15.419.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	599.280.000		**599.280.000**
4.02	153.033.000		**153.033.000**
4.03	213.298.004		**213.298.004**
4.04	31.050.000		**31.050.000**
4.08		30.700.000	**30.700.000**
TOTAL	**996.661.004**	**30.700.000**	**1.027.361.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicio de Formación Superior de Hoteleria y Hospitalidad	996.661.004
99	Partidas no Asignables a Programas	30.700.000
	TOTAL	**1.027.361.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	599.280.000
4.02	Materiales y Suministros	153.033.000
4.03	Servicios no Personales	213.298.004
4.04	Activos Reales	31.050.000
4.08	Otros Gastos de Instituciones Descentralizadas	30.700.000
	TOTAL	**1.027.361.004**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**965.611.004**
Transferencias Para Financiar Gastos Corrientes	600.000.000
Del Sector Público	600.00.000
Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	600.000.000
Ingresos por Actividades Propias	365.611.004
Venta de Servicios	365.611.004
Venta de Servicios Principales	365.611.004
B. Gastos Corrientes	**996.311.004**
Gastos de Consumo	996.311.004
Gastos de Personal	599.280.000
Materiales y Suministros	153.033.000
Servicios no Personales	213.298.004
Otros Gastos de Instituciones Descentralizadas	30.700.000
Depreciación y Amortización	30.700.000
C. Resultado Económico : Ahorro/(Desahorro)	**(30.700.000)**
II. Cuenta Capital	
A. Recursos de Capital	**31.050.000**
Desahorro en la Cuenta Corriente	(30.700.000)
Transferencias Para Financiar Gastos de Capital	31.050.000
Sector Público	31.050.000
Ministerio de la Producción y el Comercio	31.050.000
Programas y Proyectos	31.050.000
Modernización y Adecuación de las Instalaciones para la Formación Universitaria Turística	31.050.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	30.700.000
B. Gastos de Capital	**31.050.000**
Activos Reales	27.048.000
Adquisición de Maquinarias y Demás Equipos	27.048.000
Activos Intangibles	4.002.000
C. Resultado Financiero : Equilibrado	

28
Ministerio de Infraestructura

A0071

Servicio Autónomo Programa Nacional de
Vivienda Rural (SAVIR)

SERVICIO AUTÓNOMO PROGRAMA NACIONAL DE VIVIENDA RURAL (SAVIR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR), tiene como objetivo fundamental, dirigir, administrar, ejecutar y coordinar la promoción y desarrollo del programa de vivienda rural, acueductos y cloacas en áreas rurales y otras zonas que ameriten la implementación de planes especiales de desarrollo urbano, todo ello en concordancia con la política habitacional impartida por el Ejecutivo Nacional.

Para el presente ejercicio fiscal ha estimado un proyecto de presupuesto por la cantidad de Bs. 68.528,6 millones para atender el costo de operación necesario para la ejecución de las obras de infraestructura rural, el cual incluye el aporte del Consejo Nacional de la Vivienda (CONAVI), por concepto de manejo de la Ley de Política Habitacional, así como el aporte por parte del Ejecutivo Nacional, a través del Ministerio de Infraestructura, que le permitirá concretar la construcción de obras de infraestructura.

El Ente tiene previsto la construcción de 765 viviendas rurales, para atender a igual número de familias y 2.028 viviendas en comunidades indígenas, las cuales beneficiarían a un gran número de comunidades indígenas, a fin de mejorar las condiciones de su hábitat natural. Igualmente se ha programado la construcción y el reacondicionamiento de obras de Acueductos y Cloacas Rurales requeridas para dotar a las viviendas de los servicios básicos de agua y disposición de excretas, a fin de disminuir los índices de morbilidad y mortalidad del sector rural del país. Estas obras serán ejecutadas con los recursos asignados por el Consejo Nacional de la Vivienda, a través de la Ley de Política Habitacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**51.663.538.853**
Transferencias para Financiar Gastos Corrientes	51.663.538.853
Ministerio de Infraestructura	46.825.400.000
Recursos Ordinarios	46.825.400.000
Consejo Nacional de la Vivienda	4.838.138.853
Recursos de Capital	**2.238.310.000**
Transferencias para Financiar Gastos de Capital	2.150.000.000
Ministerio de Infraestructura	2.150.000.000
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	88.310.000
Recursos Financieros	**14.626.740.400**
Activos Financieros	14.626.740.400
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	10.626.740.400
Recuperación de Prestamos	4.000.000.000
TOTAL	**68.528.589.253**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**54.651.848.853**
Gastos de Operación	54.611.848.853
Gastos de Personal	51.801.724.368
Materiales y Suministros	771.214.485
Servicios no Personales	1.950.600.000
Otros Gastos de Instituciones Descentralizadas	88.310.000
Depreciación y Amortización	88.310.000
Otros Gastos Corrientes	40.000.000
Transferencias Corrientes Otorgadas	40.000.000
Gastos de Capital	**3.250.000.000**
Activos Reales	536.000.000
Repuestos Mayores de Maquinarias y Equipos	84.900.000
Conservación, Ampliaciones y Mejoras	105.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	292.100.000
Activos Intangibles	27.000.000
Contratación de Inspección de Obras	27.000.000
Obras de Infraestructura	2.150.000.000
Otros Activos Reales	564.000.000
Aplicaciones Financieras	**10.626.740.400**
Activos Financieros	5.517.303.900
Incremento de Caja y Bancos	5.517.303.900
Pasivos Financieros	5.109.436.500
Disminución de Cuentas y Efectos a Pagar	5.109.436.500
Total	**68.528.589.253**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Construcción de Viviendas	Vivienda	765
Construcción de Viviendas Indígenas	Vivienda	2.028
Pozos a Perforar	Pozo	8
Construcción y Ampliación	Obra	21
Reacondicionamiento	Obra	14
Construcción de Estanques	Obra	6
Construcción Sistema de Captación	Obra	1
Construcción de Redes Cloacales	Obra	14
Construcción Sistema de Tratamiento	Obra	8
Empotramiento Básico	Obra	2
Reacondicionamiento de Redes y Sistemas	Obra	5
Obras de Urbanismo y Servicios Comunales	Obra	123

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2.397**	**14.917.616.401**
Directivo	6	104.864.800
Profesional y Técnico	390	2.886.109.000
Administrativo	1.093	7.291.215.501
Obrero	908	4.635.427.100
Personal Contratado	**200**	**999.698.000**
Administrativo	100	567.864.000
Obrero	100	431.834.000
TOTAL	**2.597**	**15.917.314.401**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	100	567.864.000
VI	521.236 - 571.235	1.214	7.616.779.001
VII	571.236 - 621.235	49	363.014.700
VIII	621.236 - 671.235	42	338.302.400
IX	671.236 - 721.235	37	313.149.200
X	721.236 - 771.235	24	220.385.900
XI	771.236 - 821.235	30	295.003.700
XII	821.236 - 871.235	23	238.397.400
XIII	871.236 - 921.235	18	198.717.900
XIV	921.236 - 971.235	13	150.123.600
XV	971.236 - 1.021.235	14	171.027.800
XVI	1.021.236 - 1.071.235	10	128.544.100
XVII	1.071.236 - MAS	15	248.743.600
	TOTAL	**1.589**	**10.850.053.301**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	100	431.834.000
III	371.236 - 421.235	754	3.801.381.300
IV	421.236 - 471.235	154	834.045.800
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1.008**	**5.067.261.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	15.540.517.310	18.130.603.529	10.360.344.874	7.770.258.655		**51.801.724.368**
4.02	231.364.346	269.925.069	154.242.897	115.682.173		**771.214.485**
4.03	585.180.000	682.710.000	390.120.000	292.590.000		**1.950.600.000**
4.04	330.000.000	385.000.000	2.370.000.000	165.000.000		**3.250.000.000**
4.05					5.517.303.900	**5.517.303.900**
4.06					5.109.436.500	**5.109.436.500**
4.07	40.000.000					**40.000.000**
4.08					88.310.000	**88.310.000**
TOTAL	**16.727.061.656**	**19.468.238.598**	**13.274.707.771**	**8.343.530.828**	**10.715.050.400**	**68.528.589.253**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Apoyo y Asesoría del Servicio Autónomo	16.727.061.656
02	Vivienda Rural	19.468.238.598
03	Acueductos Rurales	13.274.707.771
04	Cloacas Rurales	8.343.530.828
99	Partidas no Asignables a Programas	10.715.050.400
	TOTAL	**68.528.589.253**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	51.801.724.368
4.02	Materiales y Suministros	771.214.485
4.03	Servicios no Personales	1.950.600.000
4.04	Activos Reales	3.250.000.000
4.05	Activos Financieros	5.517.303.900
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.109.436.500
4.07	Transferencias	40.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	88.310.000
	TOTAL	**68.528.589.253**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**51.663.538.853**
Transferencias para Financiar Gastos Corrientes	51.663.538.853
Ministerio de Infraestructura	46.825.400.000
Recursos Ordinarios	46.825.400.000
Consejo Nacional de la Vivienda (CONAVI)	4.838.138.853
B. Gastos Corrientes	**54.651.848.853**
Gastos de Operación	54.611.848.853
Gastos de Personal	51.801.724.368
Materiales y Suministros	771.214.485
Servicios no Personales	1.950.600.000
Otros Gastos de Instituciones Descentralizadas	88.310.000
Depreciación y Amortización	88.310.000
Otros Gastos Corrientes	40.000.000
Transferencias Corrientes al Sector Privado	40.000.000
Asociación Mundial de la Vivienda	40.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**(2.988.310.000)**
II. Cuenta De Capital	
A. Recursos De Capital	**(750.000.000)**
Desahorro en la Cuenta Corriente	(2.988.310.000)
Ministerio de Infraestructura	2.150.000.000
Ley de Endeudamiento del Año 2005 (Programas y Proyectos)	2.150.000.000
Construcción y Rehabilitación de Acueductos y Cloacas Rurales	2.150.000.000
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	88.310.000
B. Gastos De Capital	**3.250.000.000**
Activos Reales	2.686.000.000
Repuestos Mayores de Maquinarias y Equipos	84.900.000
Conservación, Ampliaciones y Mejoras	105.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	292.100.000
Activos Intangibles	27.000.000
Contratación de Inspección de Obras	27.000.000
Obras de Infraestructura	2.150.000.000
Otros Activos Reales	564.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(4.000.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**14.626.740.400**
Activos Financieros	14.626.740.400
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	10.626.740.400
Consejo Nacional de la Vivienda (CONAVI)	10.626.740.400
Recuperación de Prestamos	4.000.000.000
B. Aplicaciones Financieras	**14.626.740.400**
Activos Financieros	5.517.303.900
Incremento de Caja y Bancos	5.517.303.900
Pasivos Financieros	5.109.436.500
Disminución de Cuentas y Efectos a Pagar	5.109.436.500
Déficit Financiero	4.000.000.000

A0326
Fundación para el Desarrollo de la Comunidad
y Fomento Municipal (FUNDACOMUN)

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN), avanzará en el año 2005, en su misión de contribución al desarrollo institucional y elevar la organización y capacidad de gestión de los Gobiernos Municipales, estimular la consolidación de las organizaciones de la comunidad para la participación como agentes dinamizadores del desarrollo local, impulsando la acción coordinada entre el Gobierno Nacional, Regional y Local, con el propósito de mejorar la calidad de vida de la población.

En este sentido, la acción de FUNDACOMUN, se concreta en la consecución de proyectos de gran impacto económico y social, orientado hacia un nuevo modelo de gestión municipal; así como la formulación de propuestas dirigidas a la atención y solución de problemas que afectan a la comunidad, impulsando la participación de éstas en el diseño, ejecución y evaluación de las políticas e inversión pública para el logro del desarrollo local sustentable.

Es por ello, que la programación de la Institución para el año 2005 contempla proyectos de acción para la Asistencia Técnica Municipal y la ejecución de obras de mejoramiento urbano, a ser desarrollados por los programas de la Dirección Superior, Dirección de Desarrollo Municipal y la Dirección de Desarrollo Comunal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**172.900.351.177**
Transferencias para Financiar Gastos Corrientes	44.175.740.565
Sector Público	44.175.740.565
Otros Ingresos Corrientes	981.400.000
Ingresos de la Propiedad	981.400.000
Ingresos Diversos por Actividades Propias	127.743.210.612
Recursos de Capital	**50.462.680.722**
Transferencias para Financiar Gastos de Capital	50.314.680.772
Ministerio de Infraestructura	50.314.680.722
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	148.000.000
Recursos Financieros	**40.821.618.325**
Activos Financieros	40.821.618.325
Disminución de Caja y Bancos	3.237.000.521
Disminución de Cuentas a Cobrar	1.200.000.000
Disminución de Efectos a Cobrar a Corto Plazo	1.988.964.384
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	34.395.653.420
TOTAL	**264.184.650.224**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**164.856.372.025**
Gastos de Consumo	67.047.109.763
Gastos de Personal	23.504.221.895
Materiales y Suministros	11.439.634.275
Servicios No Personales	31.955.253.593
Otros Gastos de Instituciones Descentralizadas	148.000.000
Depreciación y Amortización	148.000.000
Otros Gastos Corrientes	470.000.000
Transferencias	97.339.262.262
Transferencias Corrientes al Sector Privado	4.414.777.558
Transferencias Corrientes al Sector Público	92.924.484.704
Gastos de Capital	**98.142.778.199**
Activos Reales	89.308.643.139
Repuestos y Reparaciones Mayores	60.700.000
Adquisición de Maquinarias y demás Equipos	366.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	210.000.000
Obras de Infraestructura - Estudios y Proyectos	86.684.969.719
Estudios y Proyectos Para Inversión en Activo Fijo	1.657.653.420
Conservaciones Ampliaciones y Mejoras	142.000.000
Otros Activos Reales	187.320.000
Activos Intangibles	79.750.000
Gastos Capitalizables	8.754.385.060
Gastos de Personal	1.899.601.120
Materiales y Suministros	302.221.000
Servicios no Personales	6.552.562.940
Aplicaciones Financieras	**1.185.500.000**
Pasivos Financieros	1.185.500.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.185.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	85.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	1.100.500.000
TOTAL	**264.184.650.224**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Obras de Mejoramiento Urbano en la Vega, Petare Norte y Estado Vargas	Obra	38
Construcción de Viviendas por Sustitución y Reasentamiento	Vivienda	250
Inspección de Obras	Inspección	45
Proyectos de Obras Civiles	Proyecto	18
Construcción de Casas Comunales	Casa	4
Acompañamiento Social	Programa	3
Regularización de Tenencia de la Tierra	Título	4.000
Realización de Estudios y Proyectos de Factibilidad	Proyecto	12
Construcción de Obras de Urbanismo	Obra	12
Creación de Unidad de Manejo de Proyectos	Proyecto	1
Realización de Diagnósticos y Anteproyectos en Servicios de Residuos Sólidos	Ordenanza	10
Apoyo Técnico a Instituciones Públicas en Prestación de Servicios de Residuos Sólidos	Taller	19
Realización de Diagnósticos y Anteproyectos en Servicios de Residuos Sólidos	Proyecto	25
Capacitación en Catastro Integral	Taller	24
Preparación de Agendas Estratégicas de Desarrollo Local	Agenda	7
Realización de Talleres Sobre los Consejos Locales de Planificación Pública	Taller	35
Formación de Ordenanzas Sobre los Consejos Locales de Planificación Pública	Ordenanza	35
Creación de Circuitos de Cogestión Habitacional	Circuito	5.782
Capacitación a Comunidades en Plan de Vivienda y Hábitat	Taller	3.165
Recuperación de Infraestructura Física de los Módulos de Servicios	Taller	4.200
Capacitación a Comités de Módulos y Comunidades	Módulo	20
Jornadas de Apoyo a las Comunidades	Taller	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**447**	**6.112.338.331**
Directivo	35	1.003.567.734
Profesional y Técnico	251	3.925.803.498
Personal Administrativo	161	1.182.967.099
Personal Contratado	**56**	**394.451.737**
Directivo	1	21.407.377
Profesional y Técnico	21	234.959.400
Profesional Administrativo	34	138.084.960
TOTAL	**503**	**6.506.790.068**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	10	50.285.364
III	371.236 - 421.235	31	169.672.679
IV	421.236 - 471.235	26	160.741.460
V	471.236 - 521.235	87	594.364.485
VI	521.236 - 571.235	17	131.650.040
VII	571.236 - 621.235	33	283.652.900
VIII	621.236 - 671.235	22	208.712.430
IX	671.236 - 721.235	10	99.943.177
X	721.236 - 771.235	16	173.194.816
XI	771.236 - 821.235	14	161.638.053
XII	821.236 - 871.235	21	253.169.454
XIII	871.236 - 921.235	14	175.606.132
XIV	921.236 - 971.235	23	304.476.59
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	179	3.739.682.519
XVII	1.071.236 - MAS		
	TOTAL	**503**	**6.506.790.068**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	**271**	**2.762.352.232**
Jubilado	252	2.606.112.232
Pensionado	19	156.240.000
TOTAL	**271**	**2.762.352.232**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Central	247.056.932.509
02	Desarrollo Municipal	7.926.319.508
03	Desarrollo Comunal	7.397.898.207
99	Partidas no Asignables a Programas	1.803.500.000
	TOTAL	**264.184.650.224**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	25.403.823.015
4.02	Materiales y Suministros	11.741.855.275
4.03	Servicios no Personales	38.507.816.533
4.04	Activos Reales	89.388.393.139
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	1.185.500.000
4.07	Transferencias	97.339.262.262
4.08	Otros Gastos de Instituciones Descentralizadas	618.000.000
	TOTAL	**264.184.650.224**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**172.900.351.177**
Transferencias Para Financiar Gastos Corrientes	44.175.740.565
Ministerio de Infraestructura	15.908.900.000
- Recursos Ordinarios	15.908.900.000
Aporte del Consejo Nacional de la Vivienda (CONAVI)	28.266.840.565
Ingresos por Actividades Propias	127.743.210.612
Venta de Servicios	127.743.210.612
Arrendamientos	120.746.875
Convenios	127.622.463.737
Ingresos de la Propiedad	981.400.000
Intereses por Dinero en Depósito	981.400.000
B. Gastos Corrientes	**164.856.372.025**
Gastos de Consumo	67.047.109.763
Gastos de Personal	23.504.221.895
Materiales y Suministros	11.439.634.275
Servicios No Personales	31.955.253.593
Otros Gastos de Instituciones Descentralizadas	148.000.000
Depreciación y Amortización	148.000.000
Otros Gastos Corrientes	470.000.000
Transferencias Corrientes al Sector Privado	97.339.262.262
Pensiones y Jubilaciones	4.414.777.558
Otras transferencias Corrientes	92.924.484.704
C. Resultado Económico: Ahorro/Desahorro	**8.043.979.152**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta de Capital	
A. Recursos de Capital	**58.506.659.874**
Ahorro en la Cuenta Corriente	8.043.979.152
Transferencias para Financiar Gastos de Capital	50.314.680.722
Recursos Provenientes de la Ley de Endeudamiento 2005	
Programas y Proyectos	
Promueba Caracas (CAMEBA)	50.314.680.722
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	148.000.000
B. Gastos de Capital	**98.142.778.199**
Activos Reales	89.308.643.139
Repuestos y Reparaciones Mayores	60.700.000
Adquisición de Maquinarias y demás Equipos	366.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	210.000.000
Obras de Infraestructura	86.684.969.769
Estudios y Proyectos para Inversión en Activo Fijo	1.657.653.370
Conservaciones Ampliaciones y Mejoras	142.000.000
Otros Activos Reales	187.320.000
Activos Intangibles	79.750.000
Gastos Capitalizables	8.754.385.060
Gastos de Personal	1.899.601.120
Materiales y Suministros	302.221.000
Servicios no Personales	6.552.562.940
C. Resultado Financiero: Superávit/Déficit	**(39.636.118.325)**
III. Cuenta Financiera	
A. Recursos Financieros	**40.821.618.325**
Activos Financieros	40.821.618.325
Disminución de Caja y Bancos	3.237.000.521
Disminución de Cuentas a Cobrar	1.200.000.000
Disminución de Efectos a Cobrar a Corto Plazo	1.988.964.384
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	34.395.653.420
B. Aplicaciones Financieras	**40.821.618.325**
Pasivos Financieros	1.185.500.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.185.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	85.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	1.100.500.000
Déficit Financiero	39.636.118.325

A0330

Fundación Fondo Nacional de Transporte Urbano (FONTUR)

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene como objetivo principal la planificación, coordinación, promoción, fomento, apoyo y financiamiento de actividades relacionadas con el desarrollo del transporte urbano, a fin de garantizar un servicio de transporte que contribuya a mejorar la calidad de vida de los ciudadanos; actividades realizadas a través del Programa Nacional de Transporte Urbano y el Plan Nacional de Modernización del Transporte Terrestre.

Para llevar a cabo las directrices antes planteadas, la Institución debe cumplir con las políticas y normas requeridas por los organismos financieros multilaterales y bilaterales, así como las requeridas por las instituciones nacionales (Ministerio de Planificación y Desarrollo, Ministerio de Finanzas, Oficina Nacional de Presupuesto, Ministerio de Infraestructura, Ministerio de Energía y Minas, entre otros).

En este sentido, la política de gastos estará orientada a:

- Atender las necesidades tanto de personal como de los equipos requeridos, a fin de perfeccionar el control y ejecución de los recursos asignados, adaptados a la estructura organizativa y a las actividades previstas.
- Alcanzar la eficiencia en el cumplimiento de las actividades propuestas y transferir los recursos a los Municipios, garantizando así el fortalecimiento institucional.
- Apoyar financieramente el transporte masivo, así como incrementar la eficacia y la calidad en la operatividad del tránsito.
- Planificar, dirigir, coordinar y supervisar el desarrollo del Subsidio al Pasaje Estudiantil.
- Buscar la calidad del servicio de transporte público a través del financiamiento de unidades, renovación, repotenciación y sustitución de taxis, con el fin de modernizar el parque automotor.
- Continuar con el rescate de la red vial principal, en coordinación con las autoridades regionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**618.084.795.080**
Ingresos de Operación	60.200.940.000
Otros Ingresos de Operación	60.200.940.000
Ingresos Ajenos a la Operación	38.064.711.732
Ingresos de la Propiedad	38.064.711.732
Transferencias	519.819.143.348
del Sector Público	519.819.143.348
Recursos de Capital	**192.875.359**
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	192.875.359
Recursos Financieros	**246.536.479.516**
Activos Financieros	246.536.479.516
Disminución de Caja y Bancos	13.255.102.567
Recuperación de Prestamos	30.000.000.000
Disminución de Otros Activos Financieros	203.281.376.949
Circulantes	203.281.376.949
TOTAL	**864.814.149.955**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**739.406.236.863**
Gastos de Operación	74.002.143.015
Gastos de Personal	39.745.192.994
Materiales y Suministros	1.321.242.740
Servicios no Personales	32.742.831.922
Otros Gastos de Instituciones Descentralizadas	192.875.359
Depreciación y Amortización	192.875.359
Gastos Ajenos a la Operación	665.404.093.848
Transferencias Corrientes Otorgadas	665.404.093.848
Al Sector Privado	299.031.920.500
Al Sector Público	366.372.173.348
Gastos de Capital	**1.928.753.592**
Activos Reales	1.615.853.592
Repuestos Mayores de Maquinarias y Equipos	18.413.592
Conservación, Ampliaciones y Mejoras	218.046.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.141.494.000
Activos Intangibles	237.900.000
Otros Activos Reales	312.900.000
Aplicaciones Financieras	**123.479.159.500**
Activos Financieros	84.612.559.500
Otras Aplicaciones Financieras	84.612.559.500
Incremento de Cuentas y Efectos a Cobrar	84.612.559.500
Circulantes	84.612.559.500
Pasivos Financieros	38.866.600.000
Disminución de Cuentas y Efectos a Pagar	38.866.600.000
TOTAL	**864.814.149.955**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Supervisión e Inspección de Obras Ejecutadas por las Alcaldías y Cofinanciadas por FONTUR	Inspección	6
Obras Cofinanciadas por FONTUR a las Alcaldías	Obra	6
Obras Cofinanciadas por FONTUR y el MINFRA	Obra	1
Coordinar y Supervisar los Estudios y Proyectos de Infraestructura Vial y del Sistema de Transporte	Estudio	10
Capacitación de Policías de Tránsito Municipales	Mes/hombre	2.542
Dotación de Equipos a las Alcaldías	Municipio	16
Cursos de Capacitación Intensivos	Curso	2
Cursos de Capacitación Regulares	Curso	88
Subsidio Estudiantil		
- Directo	Estudiante	3.780.000
- Indirecto	Unidad de Transporte	19.460
Venta de Boletos	Boleto	1.155.660.000
Financiamiento de Unidades de Flota	Vehículo	1.100
Financiamiento para Repotenciación	Vehículo	100
Programa "Sustitución de Taxis"	Beneficiario	1.000
Obras Cofinanciadas por FONTUR a las Entidades Federales (VIAL III)	Obra	11
Supervisión e Inspección de Obras Ejecutadas a Nivel Central y Cofinanciadas por FONTUR (VIAL III)	Inspección	11

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**611**	**7.121.392.720**
Directivo	16	513.102.670
Profesional y Técnico	321	4.549.407.790
Administrativo	274	2.058.882.260
TOTAL	**611**	**7.121.392.720**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	19	91.929.600
IV	421.236 - 471.235	7	37.646.940
V	471.236 - 521.235	24	138.496.080
VI	521.236 - 571.235	5	32.449.540
VII	571.236 - 621.235	9	63.903.170
VIII	621.236 - 671.235	166	1.246.732.000
IX	671.236 - 721.235	9	72.729.240
X	721.236 - 771.235	32	277.565.460
XI	771.236 - 821.235	24	227.766.440
XII	821.236 - 871.235	59	595.095.030
XIII	871.236 - 921.235	6	63.434.180
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	251	4.273.645.040
	TOTAL	**611**	**7.121.392.720**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	3	**37.638.867**
Jubilado	3	37.638.867
TOTAL	**3**	**37.638.867**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	18.558.238.864	4.286.792.531	12.774.534.959	2.071.694.045
4.02	458.079.000	317.736.000	252.842.000	195.583.200
4.03	10.835.732.950	13.708.943.400	4.064.729.370	1.957.050.109
4.04	471.600.000	418.800.000	584.352.000	230.523.600
4.05				
4.06				
4.07	138.800.000	50.993.650.000	249.092.030.000	49.719.090.500
4.08				
TOTAL	**30.462.450.814**	**69.725.921.931**	**266.768.488.329**	**54.173.941.454**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	99	TOTAL
4.01	2.053.932.595		**39.745.192.994**
4.02	97.002.540		**1.321.242.740**
4.03	2.176.376.093		**32.742.831.922**
4.04	223.477.992		**1.928.753.592**
4.05		84.612.559.500	**84.612.559.500**
4.06		38.866.600.000	**38.866.600.000**
4.07	315.460.523.348		**665.404.093.848**
4.08		192.875.359	**192.875.359**
TOTAL	**320.011.312.568**	**123.672.034.859**	**864.814.149.955**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Apoyo	30.462.450.814
02	Programa Nacional de Transporte Urbano	69.725.921.931
03	Subsidio al Pasaje Estudiantil	266.768.488.329
04	Plan Nacional de Modernización del Transporte Terrestre	54.173.941.454
05	Rehabilitación de Carreteras, Puentes y Túneles (Vial III)	320.011.312.568
99	Partidas no Asignables a Programas	123.672.034.859
	TOTAL	**864.814.149.955**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	39.745.192.994
4.02	Materiales y Suministros	1.321.242.740
4.03	Servicios no Personales	32.742.831.922
4.04	Activos Reales	1.928.753.592
4.05	Activos Financieros	84.612.559.500
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	38.866.600.000
4.07	Transferencias	665.404.093.848
4.08	Otros Gastos de Instituciones Descentralizadas	192.875.359
	TOTAL	**864.814.149.955**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**618.084.795.080**
Ingresos de Operación	60.200.940.000
Otros Ingresos de Operación	60.200.940.000
Ventas de Boletos	
Ingresos Ajenos a la Operación	38.064.711.732
Ingresos de la Propiedad	38.064.711.732
Rendimientos por Colocaciones	30.064.711.732
Intereses por Financiamiento de Unidades	8.000.000.000
Transferencias	519.819.143.348
Del Sector Público	519.819.143.348
Ministerio de Infraestructura	401.786.373.348
- Gastos de Funcionamiento	15.600.000.000
Recursos Ordinarios	
- Subsidio al Pasaje Estudiantil	130.000.000.000
Recursos Ordinarios	101.341.983.075
Otras Fuentes	28.658.016.925
- Programa Nacional de Transporte Urbano II Etapa (PNTU II)	1.612.500.000
Programas y Proyectos	
- Programa de Gestión y Conservación de la Red Vial Principal (VIAL III)	254.573.873.348
Programas y Proyectos	
Aporte de PDVSA para el Plan Nacional de Modernización del Transporte Terrestre	39.605.160.000
Aporte de PDVSA para el Programa Nacional de Transporte Urbano (PNTU)	16.123.840.000
Aporte de PDVSA para Inversiones Transporte Masivo	3.913.550.000
Aporte de PDVSA para Inversiones Ministerio de Infraestructura	2.974.300.000
Aporte de PDVSA para Proyectos VIVEX/VAO	626.170.000
Aporte de PDVSA para Subsidio al Pasaje Estudiantil	54.789.750.000
B. Gastos Corrientes	**739.406.236.863**
Gastos de Operación	74.002.143.015
Gastos de Personal	39.745.192.994
Materiales y Suministros	1.321.242.740
Servicios No Personales	32.742.831.922
Otros Gastos de Instituciones Descentralizadas	192.875.359
Depreciación y Amortización	192.875.359
Gastos Ajenos a la Operación	665.404.093.848
Transferencias Corrientes Otorgadas	665.404.093.848
Al Sector Privado	299.031.920.500
Plan Nacional de Modernización del Transporte Terrestre	50.019.890.500
Subsidio al Pasaje Estudiantil	249.012.030.000
Al Sector Público	366.372.173.348
A las Entidades Federales y Municipios	353.080.323.348
A Empresas Publicas no Financieras	13.291.850.000
C. Resultado Económico : Ahorro/(Desahorro)	**(121.321.441.783)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta de Capital	
A. Recursos de Capital	**(121.128.566.424)**
Desahorro en la Cuenta Corriente	(121.321.441.783)
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	192.875.359
B. Gastos de Capital	**1.928.753.592**
Activos Reales	1.615.853.592
Repuestos Mayores de Maquinarias y Equipos	18.413.592
Conservaciones, Ampliaciones y Mejoras	218.046.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.141.494.000
Activos Intangibles	237.900.000
Otros Activos Reales	312.900.000
C. Resultado Financiero: Superávit/(Déficit)	**(123.057.320.016)**
III. Cuenta Financiera	
A. Recursos Financieros	**246.536.479.516**
Activos Financieros	246.536.479.516
Disminución de Cajas y Bancos	13.255.102.567
Recuperación de Préstamos	30.000.000.000
Disminución de Otros Activos Financieros	203.281.376.949
Fideicomisos	203.281.376.949
B. Aplicaciones Financieras	**246.536.479.516**
Activos Financieros	84.612.559.500
Otras Aplicaciones Financieras	84.612.559.500
Incremento de Cuentas y Efectos por Cobrar	84.612.559.500
Financiamiento de Unidades (Flota)	
Pasivos Financieros	38.866.600.000
Disminución de Cuentas y Efectos a Pagar	38.866.600.000
Proveedores y Contratistas	38.866.600.000
Déficit Financiero	123.057.320.016

A0367

Fundación Laboratorio Nacional de Vialidad

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Laboratorio Nacional de Vialidad (LANAVIAL), es el Organismo rector del control de calidad de la vialidad del país, cuya visión es consolidarse como el Organismo líder en el control de calidad a nivel nacional, que permita al país optimizar los recursos económicos invertidos en los procesos relacionados con la construcción, rehabilitación y mantenimiento de la red vial nacional, así como de otras relevantes obras de infraestructura que requieran de los conocimientos técnicos manejados por la Institución.

Su misión está orientada a proporcionar apoyo directo al Ministerio de Infraestructura en las áreas de vialidad y materia aeroportuaria, en sus funciones de orientador, director, coordinador, supervisor y controlador de los proyectos y obras de infraestructura acometidos por los organismos responsables de estas obras.

Entre los principales objetivos a cumplir se encuentran los siguientes:

- Mayor control de calidad en la construcción vial.
- Protección de la infraestructura vial.
- Disminución en el número de accidentes viales.
- Reducción de costos de mantenimiento.
- Control de la rata de deterioro de los pavimentos.
- Optimización de las inversiones en vialidad.
- Mejoramiento de la confiabilidad de la red.

Para el ejercicio fiscal 2005, el presupuesto del Organismo alcanza un total de Bs. 5.892,3 millones, orientados al alcance de las siguientes metas: Realizar controles de calidad en los productos agregados, mezclas asfálticas y mezclas de concreto; elaboración de 80 estudios de especificaciones técnicas y proyectos de rehabilitación de pavimentos; 67 estudios y diseños de mezclas asfálticas en frío y en caliente; 66 estudios y diseños de mezclas de concreto PORTLAND; 296 asesorías al Ministerio de Infraestructura; organismos públicos y empresas privadas relacionadas con el área de vialidad; 36 Estudios para instrumentar el sistema de gerencia de inversión de pavimentos en el país; 33 inspecciones de obras de vialidad en los aeropuertos; 29 estudios de suelo y fundaciones para edificaciones y obras de retención; 24 estudios para la investigación y análisis de especificaciones de las normas COVENIN 2000-87 en carreteras y 30 cursos de adiestramiento del personal público y privado de laboratorios viales y otros organismos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.994.400.000**
Transferencias Para Financiar Gastos Corrientes	580.000.000
Del Sector Público	580.000.000
Ingresos por Actividades Propias	4.412.000.000
Venta de Servicios	4.412.000.000
Otros Ingresos Corrientes	2.400.000
Ingresos de la Propiedad	1.200.000
Otros Ingresos Diversos	1.200.000
Recursos de Capital	**274.602.057**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	274.602.057
Recursos Financieros	**623.281.902**
Activos Financieros	623.281.902
Disminución de Caja y Bancos	260.093.271
Disminución de Cuentas y Efectos a Cobrar	260.704.958
Disminución de Otros Activos Circulantes	102.483.673
TOTAL	**5.892.283.959**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.206.796.054**
Gastos de Consumo	4.206.796.054
Gastos de Personal	3.085.184.076
Materiales y Suministros	198.941.200
Servicios no Personales	641.468.721
Otros Gastos de Instituciones Descentralizadas	281.202.057
Depreciación y Amortización	274.602.057
Intereses por Operaciones Financieras	6.000.000
Descuentos, Bonificaciones y Devoluciones	600.000
Gastos de Capital	**1.183.900.000**
Activos Reales	1.113.300.000
Repuestos y Reparaciones Mayores	208.500.000
Adquisición de Maquinarias y Demás Equipos	704.800.000
Conservaciones Ampliaciones y Mejoras	200.000.000
Activos Intangibles	70.600.000
Aplicaciones Financieras	**501.587.905**
Pasivos Financieros	501.587.905
Servicio de la Deuda Pública y Disminución de Otros Pasivos	501.587.905
Disminución de Cuentas y Efectos a Pagar	484.018.145
Disminución de Otros Pasivos Circulantes	17.569.760
Total	**5.892.283.959**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Control y Aseguramiento de Calidad en los Agregados	Control	280
Control y Aseguramiento de Calidad en las Mezclas Asfálticas en Caliente y en Frío	Control	267
Control y Aseguramiento de Calidad en las Mezclas de Concreto PÓRTLAND para Pavimentos Rígidos para Obras Hidráulicas	Control	267
Estudios y Elaboración de Especificaciones Técnicas para Proyectos de Rehabilitación de Pavimentos	Estudio	80
Estudios y Diseños de Mezclas Asfálticas en Frío y en Caliente	Estudio	67
Estudios y Diseños de Mezclas de Concreto PORTLAND	Estudio	66
Asesorías al MINFRA, Organismos Públicos y Empresas Privadas	Asesoría	296
Estudios para Instrumentar el Sistema de Gerencia de Inversión de Pavimentos en el País, por Medio de Evaluaciones y Auscultaciones de Vías y Aeropuertos con Equipos no Destructivos (Heavy Weight, Deflectómetro - Analizador de Asfalto, Compactador Vibratorio)	Estudio	36
Inspecciones de Obras y Controles de Calidad Vialidad - Aeropuertos y Edificaciones	Estudio	33
Estudios de Suelos y Fundaciones para Edificaciones - Obras de Retención	Estudio	29
Publicaciones Especiales	Publicación	22
Estudios Para la Investigación y Análisis de Especificaciones, Normas COVENIN 2000-87 para Carreteras.	Estudio	24
Investigaciones Especiales	Investigación	22
Adiestramiento del Personal Público y Privado de Laboratorios Viales y Otros Organismos	Curso	30

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**131**	**1.324.154.844**
Directivo	26	544.292.376
Profesional y Técnico	75	631.273.788
Administrativo	30	148.588.680
Personal Contratado	**16**	**56.664.000**
Profesional y Técnico	3	17.280.000
Administrativo	13	39.384.000
TOTAL	**147**	**1.380.818.844**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	15	47.093.640
II	321.236 - 371.235	2	8.692.620
III	371.236 - 421.235	24	116.873.160
IV	421.236 - 471.235	8	42.263.724
V	471.236 - 521.235		
VI	521.236 - 571.235	7	46.071.720
VII	571.236 - 621.235	4	28.972.788
VIII	621.236 - 671.235	2	15.592.620
IX	671.236 - 721.235	38	314.473.656
X	721.236 - 771.235	2	17.818.740
XI	771.236 - 821.235	3	28.663.452
XII	821.236 - 871.235	3	30.563.280
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	2	22.894.608
XV	971.236 - 1.021.235	1	11.929.032
XVI	1.021.236 - 1.071.235	1	12.579.852
XVII	1.071.236 - MAS	35	636.335.952
	TOTAL	**147**	**1.380.818.844**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	3.085.184.076		**3.085.184.076**
4.02	198.941.200		**198.941.200**
4.03	641.468.721		**641.468.721**
4.04	1.183.900.000		**1.183.900.000**
4.06		501.587.905	**501.587.905**
4.08		281.202.057	**281.202.057**
TOTAL	**5.109.493.997**	**782.789.962**	**5.892.283.959**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Gerencia General de LANAVIAL	5.109.493.997
99	Partidas No Asignables a Programas	782.789.962
	TOTAL	**5.892.283.959**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.085.184.076
4.02	Materiales y Suministros	198.941.200
4.03	Servicios no Personales	641.468.721
4.04	Activos Reales	1.183.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	501.587.905
4.08	Otros Gastos de Instituciones Descentralizadas	281.202.057
	TOTAL	**5.892.283.959**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.994.400.000**
Transferencias Para Financiar Gastos Corrientes	580.000.000
Del Sector Público	580.000.000
De la Administración Central	580.000.000
Ministerio de Infraestructura	580.000.000
Recursos Ordinarios	580.000.000
Ingresos por Actividades Propias	4.412.000.000
Venta de Servicios	4.412.000.000
Otros Ingresos Corrientes	2.400.000
Ingresos de la Propiedad	1.200.000
Intereses por Dinero en Depósitos	1.200.000
Otros Ingresos Diversos	1.200.000
B. Gastos Corrientes	**4.206.796.054**
Gastos de Consumo	4.206.796.054
Gastos de Personal	3.085.184.076
Materiales y Suministros	198.941.200
Servicios no Personales	641.468.721
Otros Gastos de Instituciones Descentralizadas	281.202.057
Depreciación y Amortización	274.602.057
Intereses por Operaciones Financieras	6.000.000
Descuentos, Bonificaciones y Devoluciones	600.000
C. Resultado Económico : Ahorro/(Desahorro)	**787.603.946**
II. Cuenta Capital	
A. Recursos de Capital	**1.062.206.003**
Ahorro en la Cuenta Corriente	787.603.946
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	274.602.057
B. Gastos de Capital	**1.183.900.000**
Activos Reales	1.113.300.000
Repuestos y Reparaciones Mayores	208.500.000
Adquisición de Maquinarias y Demás Equipos	704.800.000
Conservaciones, Ampliaciones y Mejoras de Obras	200.000.000
Activos Intangibles	70.600.000
C. Resultado Financiero : Superávit / (Déficit)	**(121.693.997)**
III. Cuenta Financiera	
A. Recursos Financieros	**623.281.902**
Activos Financieros	623.281.902
Disminución de Cajas y Bancos	260.093.271
Disminución de Cuentas y Efectos a Cobrar Comerciales	260.704.958
Disminución de Otros Activos Circulantes	102.483.673
B. Aplicaciones Financieras	**623.281.902**
Pasivos Financieros	501.587.905
Servicio de la Deuda y Disminución de Otros Pasivos	501.587.905
Disminución de Cuentas y Efectos a Pagar a Proveedores	484.018.145
Disminución de Otros Pasivos Circulantes	17.569.760
Déficit Financiero	121.693.997

A0386
Fundación para el Equipamiento de Barrios
(FUNDABARRIOS)

FUNDACIÓN PARA EL EQUIPAMIENTO DE BARRIOS (FUNDABARRIOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Equipamiento de Barrios (FUNDABARRIOS) tiene como objetivos: satisfacer las necesidades de viviendas de los estratos sociales de limitados recursos económicos y el equipamiento de las barriadas del país.

Para el presente año, la institución presenta un presupuesto por Bs. 11.297,2 millones, con el cual ejecutará un conjunto de actividades que están relacionadas con su visión; y a su vez, redefine su misión centrando sus acciones en la consolidación, mejoras y equipamientos de barrios, tomando como norte la política de vivienda implementada por el Estado, con miras a disminuir el déficit que en esta materia presenta el país.

De igual manera, se mantiene el número de cargos y no se contemplan incrementos salariales, se estableció una prima de profesionalización del 12% del sueldo base.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**8.534.001.000**
Transferencias Para Financiar Gastos Corrientes	1.284.000.000
Del Sector Público	1.284.000.000
Otros Ingresos Corrientes	7.250.001.000
Ingresos por Manejo de L.P.H	6.650.001.000
Ingresos de la Propiedad	600.000.000
Recursos de Capital	**194.448.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	194.448.000
Recursos Financieros	**2.568.720.000**
Activos Financieros	2.568.720.000
Disminución de Caja y Bancos	993.792.000
Disminución de Otros Activos Financieros	1.574.928.000
Circulantes	1.574.928.000
TOTAL	**11.297.169.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**8.546.865.000**
Gastos de Consumo	8.487.289.000
Gastos de Personal	6.141.265.000
Materiales y Suministros	431.076.000
Servicios no Personales	1.720.500.000
Otros Gastos de Instituciones Descentralizadas	194.448.000
Depreciación y Amortización	194.448.000
Otros Gastos Corrientes	59.576.000
Transferencias	
Transferencias Corrientes al Sector Privado	59.576.000
Gastos de Capital	**1.746.876.000**
Activos Reales	1.626.876.000
Repuestos y Reparaciones Mayores	61.032.000
Adquisición de Maquinarias y Demás Equipos	628.764.000
Conservaciones, Ampliaciones y Mejoras	37.080.000
Obras de Infraestructura	600.000.000
Otros Activos Reales	300.000.000
Activos Intangibles	120.000.000
Aplicaciones Financieras	**1.003.428.000**
Pasivos Financieros	1.003.428.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.003.428.000
Disminución de Cuentas y Efectos a Pagar	978.036.000
Disminución de Otros Pasivos Circulantes	25.392.000
Total	**11.297.169.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Sustitución y Rehabilitación de Viviendas	Vivienda	22

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**163**	**2.168.364.000**
Directivo	11	336.693.000
Profesional y Técnico	113	1.540.948.000
Administrativo	39	290.723.000
TOTAL	**163**	**2.168.364.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	7	38.385.000
V	471.236 - 521.235	4	24.868.000
VI	521.236 - 571.235	4	26.621.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235	25	191.084.000
IX	671.236 - 721.235	27	226.437.000
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	20	216.115.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	30	377.394.000
XVII	1.071.236 - MAS	46	1.067.460.000
	TOTAL	**163**	**2.168.364.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**3**	**45.757.000**
Jubilado	3	45.757.000
TOTAL	**3**	**45.757.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	6.141.265.000			**6.141.265.000**
4.02	431.076.000			**431.076.000**
4.03	1.720.500.000			**1.720.500.000**
4.04		1.746.876.000		**1.746.876.000**
4.06			1.003.428.000	**1.003.428.000**
4.07	59.576.000			**59.576.000**
4.08			194.448.000	**194.448.000**
TOTAL	**8.352.417.000**	**1.746.876.000**	**1.197.876.000**	**11.297.169.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	8.352.417.000
02	Construcción de Soluciones Habitacionales, Equipamiento de Barrios y Bienes Para la Formación de Capital	1.746.876.000
99	Partidas no Asignables a Programas	1.197.876.000
	TOTAL	**11.297.169.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.141.265.000
4.02	Materiales y Suministros	431.076.000
4.03	Servicios no Personales	1.720.500.000
4.04	Activos Reales	1.746.876.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.003.428.000
4.07	Transferencias	59.576.000
4.08	Otros Gastos de Instituciones Descentralizadas	194.448.000
	TOTAL	**11.297.169.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.534.001.000**
Transferencias Para Financiar Gastos Corrientes	1.284.000.000
Ministerio de Infraestructura	1.284.000.000
Recursos Ordinarios	
Otros Ingresos Corrientes	7.250.001.000
Ingresos por Aportes y Contribuciones	6.650.001.000
Ingresos Por Manejo de L.P.H	6.650.001.000
Ingresos de la Propiedad	600.000.000
Interese por Títulos y Valores	600.000.000
B. Gastos Corrientes	**8.546.865.000**
Gastos de Consumo	8.487.289.000
Gastos de Personal	6.141.265.000
Materiales y Suministros	431.076.000
Servicios no Personales	1.720.500.000
Otros Gastos de Instituciones Descentralizadas	194.448.000
Depreciación y Amortización	194.448.000
Otros Gastos Corrientes	59.576.000
Transferencias Corrientes al Sector Privado	
Pensiones y Jubilaciones	59.576.000
C. Resultado Económico : Ahorro/(Desahorro)	**(12.864.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**181.584.000**
Desahorro en la Cuenta Corriente	(12.864.000)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y	194.448.000
Otras Reservas	194.448.000
B. Gastos de Capital	**1.746.876.000**
Activos Reales	1.626.876.000
Repuestos y Reparaciones Mayores	61.032.000
Adquisición de Maquinarias y Demás Equipos	628.764.000
Conservaciones, Ampliaciones y Mejoras	37.080.000
Obras de Infraestructura	600.000.000
Otros Activos Reales	300.000.000
Estudios y Proyectos para Inversión en Activos Fijos	300.000.000
Activos Intangibles	120.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(1.565.292.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.568.720.000**
Activos Financieros	2.568.720.000
Disminución de Caja y Bancos	993.792.000
Disminución de Inversiones Temporales	465.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.109.928.000
Aporte Pendientes por Recibir por el Manejo de la L.P.H	1.109.928.000
B. Aplicaciones Financieras	**2.568.720.000**
Pasivos Financieros	1.003.428.000
Servicio de la Deuda y Disminución de Otros Pasivos	1.003.428.000
Disminución de Cuentas y Efectos a Pagar	978.036.000
Contratistas y Proveedores	978.036.000
Disminución de Otros Pasivos Circulantes	25.392.000
Provisiones para Despidos	25.392.000
Déficit Financiero	1.565.292.000

A0411
Fundación Pro-Patria 2000

FUNDACIÓN PRO-PATRIA 2000

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación dará continuidad a los objetivos fundamentales previstos en su decreto de creación, el cual está dirigido a organizar, planificar, promover, administrar, financiar y ejecutar proyectos especiales de carácter social, asistencial, habitacional, vial, alimenticios y agroindustrial, con la finalidad de incentivar e impulsar a todos los sectores de la vida nacional, para alcanzar mayores niveles de desarrollo, calidad de vida y bienestar en los sectores más necesitados del país, con la participación de la Fuerza Armada Nacional y la Sociedad Civil.

Para el año 2005, la Institución continuará con su política de fortalecimiento de áreas de infraestructura tendentes a mejorar aquellos sectores del país que presentan mayor relevancia, para lo cual se afianzará en los lineamientos emitidos por el Gobierno Central.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**70.632.651.802**
Transferencias Para Financiar Gastos Corrientes	65.907.500.000
Del Sector Público	65.907.500.000
Otros Ingresos Corrientes	4.725.151.802
Ingresos de la Propiedad	4.725.151.802
Recursos Financieros	**15.886.549**
Activos Financieros	886.549
Disminución de Cuentas y Efectos a Cobrar	886.549
Pasivos Financieros	15.000.000
Incremento de Pasivos no Circulantes	15.000.000
TOTAL	**70.648.538.351**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**69.728.469.271**
Gastos de Consumo	5.226.969.271
Gastos de Personal	4.008.076.271
Materiales y Suministros	82.320.000
Servicios no Personales	1.136.573.000
Otros Gastos Corrientes	64.501.500.000
Transferencias	1.500.000
Transferencias Corrientes al Sector Público	1.500.000
Otras Transferencias al Sector Público	64.500.000.000
Gastos de Capital	**122.100.000**
Activos Reales	122.100.000
Otros Activos Reales	2.100.000
Activos Intangibles	120.000.000
Aplicaciones Financieras	**797.969.080**
Pasivos Financieros	797.969.080
Servicio de la Deuda Pública y Disminución de Otros Pasivos	797.969.080
Disminución de Cuentas y Efectos a Pagar	797.969.080
Total	**70.648.538.351**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyectos de Carácter Vial	Km	459
Proyectos de Carácter Hidrológicos	Ml	32.732.700
Proyectos de Carácter Educativo	M2	77.015
Proyectos de Carácter de Seguridad y Defensa	M2	1.380.753
Proyectos de Carácter Hospitalario	M2	200
Proyectos de Carácter Recreativo (Plazas y Parques)	M2	12.494
Proyectos de Carácter Eléctrico	Ml	1.905.429
Proyectos de Carácter Social	M2	163.366

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**97**	**1.693.443.665**
Directivo	8	319.258.259
Profesional y Técnico	56	1.034.338.930
Administrativo	27	295.117.872
Obrero	6	44.728.604
Personal Contratado	**23**	**168.000.000**
Profesional y Técnico	15	100.000.000
Administrativo	8	68.000.000
TOTAL	**120**	**1.861.443.665**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	10	80.467.400
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	7	67.453.180
XII	821.236 - 871.235	33	335.357.533
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 – MAS	64	1.333.436.948
	TOTAL	**114**	**1.816.715.061**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	6	44.728.604
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**6**	**44.728.604**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	4.008.076.271		**4.008.076.271**
4.02	82.320.000		**82.320.000**
4.03	1.136.573.000		**1.136.573.000**
4.04	64.622.100.000		**64.622.100.000**
4.06		797.969.080	**797.969.080**
4.07	1.500.000		**1.500.000**
TOTAL	**69.850.569.271**	**797.969.080**	**70.648.538.351**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	69.850.569.271
99	Partidas no Asignables a Programas	797.969.080
	TOTAL	**70.648.538.351**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.008.076.271
4.02	Materiales y Suministros	82.320.000
4.03	Servicios no Personales	1.136.573.000
4.04	Activos Reales	64.622.100.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	797.969.080
4.07	Transferencias	1.500.000
	TOTAL	**70.648.538.351**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**70.632.651.802**
Transferencias Para Financiar Gastos Corrientes	65.907.500.000
Ministerio de Infraestructura	65.907.500.000
Recursos Ordinarios	1.407.500.000
Ley de Endeudamiento 2005 (Programas y Proyectos)	64.500.000.000
Ambientación Urbanística de Miraflores	64.500.000.000
Otros Ingresos Corrientes	4.725.151.802
Ingresos de la Propiedad	4.725.151.802
Intereses por Dinero en Depósitos	4.725.151.802
B. Gastos Corrientes	**69.728.469.271**
Gastos de Consumo	5.226.969.271
Gastos de Personal	4.008.076.271
Materiales y Suministros	82.320.000
Servicios no Personales	1.136.573.000
Otros Gastos Corrientes	64.501.500.000
Transferencias	1.500.000
Transferencias Corrientes al Sector Público	1.500.000
Otras Transferencias al Sector Público	64.500.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**904.182.531**
II. Cuenta Capital	
A. Recursos de Capital	**904.182.531**
Ahorro en la Cuenta Corriente	904.182.531
B. Gastos de Capital	**122.100.000**
Activos Reales	2.100.000
Otros Activos Reales	2.100.000
Activos Intangibles	120.000.000
C. Resultado Financiero : Superávit/(Déficit)	**782.082.531**
III. Cuenta Financiera	
A. Recursos Financieros	**797.969.080**
Activos Financieros	886.549
Disminución de Cuentas y efectos a Cobrar	886.549
Pasivos Financieros	15.000.000
Incremento de Pasivos no Circulantes	15.000.000
Superávit Financiero	782.082.531
B. Aplicaciones Financieras	**797.969.080**
Pasivos Financieros	797.969.080
Servicio de la Deuda y Disminución de Otros Pasivos	797.969.080
Disminución de Cuentas y Efectos a Pagar	797.969.080

A0658

Instituto Autónomo Aeropuerto Internacional
de Maiquetía (I.A.A.I.M.)

INSTITUTO AUTÓNOMO AEROPUERTO INTERNACIONAL DE MAIQUETÍA (I.A.A.I.M.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Aeropuerto Internacional de Maiquetía como principal terminal aéreo del país, tiene como norma regular, operar y controlar los vuelos tanto nacionales como internacionales, logrando una gestión segura, eficiente y rentable del manejo de pasajeros y carga, a través de un proceso constante de supervisión, revisión y mejoramiento que contribuya al crecimiento social y económico del país.

En este sentido, la Institución tiene previsto para el ejercicio fiscal 2005 los siguientes objetivos:

- Iniciar el proceso de actualización del sistema de tarifas por servicios a las aeronaves.
- Atender todos los servicios inherentes al movimiento de aeronaves, pasajeros y carga en el aeropuerto.
- Diseñar e implementar programas de mantenimiento preventivo y correctivo de las instalaciones, equipos, áreas de pista y zonas verdes.
- Adquirir equipos y sistemas destinados a lograr la necesaria plataforma tecnológica, así como ejecutar e inspeccionar la construcción de obras orientadas en su conjunto a elevar la categoría del aeropuerto.
- Incrementar la participación de los ingresos generados por las concesiones comerciales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**183.577.415.545**
Ingresos por Actividades Propias	183.577.415.545
Venta de Servicios	183.577.415.545
Recursos de Capital	**4.183.154.240**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.183.154.240
Recursos Financieros	**5.500.000.000**
Activos Financieros	5.500.000.000
Disminución de Caja y Bancos	4.000.000.000
Disminución de Cuentas y Efectos a Cobrar	1.500.000.000
TOTAL	**193.260.569.785**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**153.226.955.240**
Gastos de Consumo	137.649.825.240
Gastos de Personal	82.633.776.000
Materiales y Suministros	11.210.915.000
Servicios no Personales	39.621.980.000
Otros Gastos de Instituciones Descentralizadas	4.183.154.240
Depreciación y Amortización	4.183.154.240
Otros Gastos Corrientes	15.577.130.000
Transferencias	15.577.130.000
Transferencias Corrientes al Sector Privado	15.207.530.000
Otras Transferencias	369.600.000
Gastos de Capital	**40.033.614.545**
Activos Reales	38.563.614.545
Repuestos y Reparaciones Mayores	420.000.000
Adquisición de Maquinarias y Demás Equipos	13.594.714.545
Obras de Infraestructura	8.831.500.000
Estudios y Proyectos para Inversión en Activo Fijo	100.000.000
Conservaciones, Ampliaciones y Mejoras de Obras	14.372.400.000
Otros Activos Reales	1.245.000.000
Activos Intangibles	1.470.000.000
Total	**193.260.569.785**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Vuelos Nacionales	Aeronave	48.200
Vuelos Internacionales	Aeronave	18.217
Vuelos Nacionales	Pasajero	3.270.048
Vuelos Internacionales	Pasajero	2.787.635

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.280**	**19.283.677.257**
Directivo	11	802.102.080
Profesional y Técnico	236	5.223.497.880
Administrativo	492	7.323.051.894
Obrero	541	5.935.025.403
Personal Contratado	**602**	**6.366.209.430**
Directivo	3	215.134.954
Profesional y Técnico	169	3.016.884.473
Administrativo	430	3.134.190.003
TOTAL	**1.882**	**25.649.886.687**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	527	4.457.834.376
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	318	3.704.181.758
XV	971.236 - 1.021.235	60	718.320.119
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	436	10.834.525.031
	TOTAL	**1.341**	**19.714.861.284**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	26	182.657.844
VIII	621.236 - 671.235	86	651.335.871
IX	671.236 - 721.235		
X	721.236 - 771.235	134	1.198.032.446
XI	771.236 - 821.235		
XII	821.236 - 871.235	86	893.411.301
XIII	871.236 - 921.235	59	636.546.764
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	43	529.920.395
XVII	1.071.236 - MAS	107	1.843.120.782
	TOTAL	**541**	**5.935.025.403**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	**255**	**3.402.135.952**
Jubilado	167	2.590.111.753
Pensionado	88	812.024.199
Obreros	**422**	**6.721.590.829**
Jubilado	376	6.299.114.509
Pensionado	46	422.476.320
TOTAL	**677**	**10.123.726.781**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	82.633.776.000		**82.633.776.000**
4.02	11.210.915.000		**11.210.915.000**
4.03	39.621.980.000		**39.621.980.000**
4.04	40.033.614.545		**40.033.614.545**
4.07	15.577.130.000		**15.577.130.000**
4.08		4.183.154.240	**4.183.154.240**
TOTAL	**189.077.415.545**	**4.183.154.240**	**193.260.569.785**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Aeropuerto de Maiquetía	189.077.415.545
99	Partidas no Asignables a Programas	4.183.154.240
	TOTAL	**193.260.569.785**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	82.633.776.000
4.02	Materiales y Suministros	11.210.915.000
4.03	Servicios no Personales	39.621.980.000
4.04	Activos Reales	40.033.614.545
4.07	Transferencias	15.577.130.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.183.154.240
	TOTAL	**193.260.569.785**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**183.577.415.545**
Ingresos por Actividades Propias	183.577.415.545
Venta de Servicios	183.577.415.545
Tasas Aéreas	43.534.803.273
Concesiones Comerciales	26.764.069.358
Uso de Terminales	104.948.018.989
Otros Ingresos	8.330.523.925
B. Gastos Corrientes	**153.226.955.240**
Gastos de Consumo	137.649.825.240
Gastos de Personal	82.633.776.000
Materiales y Suministros	11.210.915.000
Servicios no Personales	39.621.980.000
Otros Gastos de Instituciones Descentralizadas	4.183.154.240
Depreciación y Amortización	4.183.154.240
Otros Gastos Corrientes	15.577.130.000
Transferencias	15.577.130.000
Transferencias Corrientes al Sector Privado	15.207.530.000
Pensiones y Jubilaciones	14.439.651.000
Donaciones y Otras Transferencias a Personas	365.000.000
Subsidios	402.879.000
Otras Transferencias	369.600.000
Transferencias a Organismos Internacionales	39.000.000
Transferencias Corrientes Diversas	330.600.000
C. Resultado Económico : Ahorro/(Desahorro)	**30.350.460.305**
II. Cuenta Capital	
A. Recursos de Capital	**34.533.614.545**
Ahorro en la Cuenta Corriente	30.350.460.305
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	4.183.154.240
B. Gastos de Capital	**40.033.614.545**
Activos Reales	38.563.614.545
Repuestos y Reparaciones Mayores	420.000.000
Adquisición de Maquinarias y Demás Equipos	13.594.714.545
Obras de Infraestructura	8.831.500.000
Estudios y Proyectos para Inversión en Activo Fijo	100.000.000
Conservaciones, Ampliaciones y Mejoras de Obras	14.372.400.000
Otros Activos Reales	1.245.000.000
Activos Intangibles	1.470.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(5.500.000.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	**5.500.000.000**
A. Recursos Financieros	5.500.000.000
Activos Financieros	4.000.000.000
Disminución de Cajas y Bancos	1.500.000.000
Disminución de Cuentas y Efectos a Cobrar	1.500.000.000
Concesiones Comerciales	**5.500.000.000**
B. Aplicaciones Financieras	5.500.000.000
Déficit Financiero	

A0659
Instituto Autónomo Ferrocarriles del Estado
(IAFE)

INSTITUTO AUTÓNOMO FERROCARRILES DEL ESTADO (IAFE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Autónomo Ferrocarriles del Estado (IAFE), es el organismo encargado de realizar los estudios, proyectos, construcción, operación, desarrollo, ampliación, conservación y mantenimiento de los sistemas de transporte ferroviario nacional. Para ello, estima necesario la vinculación con corporaciones y entes regionales, a fin de hacer realidad la concreción del Sistema de Transporte Ferroviario a nivel nacional, para lo cual se hace necesario que la Institución logre entre otros los siguientes objetivos:

Incentivar el proceso de apertura para la participación del sector privado en la ejecución de los diferentes proyectos del Plan Ferroviario Nacional.

Optimizar la explotación del sistema ferroviario mediante la modernización de la estructura organizacional del Instituto, la potenciación de la acción comercial y la implantación integral de una oferta de servicio de alta competitividad.

Para el Ejercicio Fiscal 2005, la Institución presenta un Presupuesto que asciende a Bs. 850.731,6 millones, con lo cual estima hacer efectiva la consecución de las siguientes metas:

- Impacto Ambiental y Geotécnico y Actualización del Proyecto Integral de Ingeniería de Ramal Industrial e Inferca
- Construcción de 7 Km. del Ramal Industrial del Tramo Industrial e Inferca
- Construcción de 7 Puentes
- Rehabilitación de Infraestructura y Superestructura del Tramo Yaritagua - Acarigua
- Rehabilitación Infraestructura del Tramo Puerto Cabello - Barquisimeto
- Estudio de Factibilidad Técnico-Económica – Financiera del Tramo Yaracal – Coro – Punto Fijo
- Estudio de Impacto Ambiental del Tramo Puerto Ordaz - Maturín
- Avance de Obras Civiles 6 Tramos del Proyecto Caracas – Tuy Medio
- Avance del Sistema Integral del Proyecto Caracas – Tuy Medio
- Estudios de Impacto Urbano, Catastro y Avalúo y Construcción del Proyecto Puerto Cabello – La Encrucijada
- Rehabilitación del Parque Recreacional El Encanto (Proyecto y Obras Civiles)
- Estudio de Impacto Ambiental del Tramo La Fría – La Ceiba – Carora - Barquisimeto
- Estudio de Ingeniería Básica y Actualización de Demanda del Tramo La Fría – La Ceiba – Carora - Barquisimeto

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**13.000.000.000**
Transferencias Para Financiar Gastos Corrientes	7.000.000.000
Ministerio de Infraestructura	7.000.000.000
Ingresos por Actividades Propias	1.900.000.000
Venta de Servicios	1.900.000.000
Otros Ingresos Corrientes	4.100.000.000
Ingresos de la Propiedad	4.100.000.000
Recursos de Capital	**712.910.002.800**
Transferencias para Financiar Gastos de Capital	712.860.002.800
Ministerio de Infraestructura	712.860.002.800
Recursos Provenientes de la Ley de Endeudamiento	710.461.050.000
Convenio Integral de Cooperación	2.398.952.800
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	50.000.000
Recursos Financieros	**124.821.618.600**
Activos Financieros	124.821.618.600
Disminución de Caja y Bancos	915.660.000
Disminución de Cuentas y Efectos a Cobrar	1.905.958.600
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	122.000.000.000
TOTAL	**850.731.621.400**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**13.000.000.000**
Gastos de Consumo	10.122.001.695
Gastos de Personal	10.072.001.695
Otros Gastos de Instituciones Descentralizadas	50.000.000
Depreciación y Amortización	50.000.000
Otros Gastos Corrientes	2.877.998.305
Transferencias	2.877.998.305
Transferencias Corrientes al Sector Privado	2.859.998.305
Otras Transferencias	18.000.000
Gastos de Capital	**712.910.002.800**
Activos Reales	**676.088.024.800**
Repuestos y Reparaciones Mayores	1.366.000.000
Adquisición de Maquinarias y demás Equipos	1.575.500.000
Obras de Infraestructura - Estudios y Proyectos	589.682.671.500
Convenio Integral de Cooperación	2.398.952.800
Estudios y Proyectos para Inversión en Activo Fijo	7.104.610.500
Conservaciones Ampliaciones y Mejoras	73.955.290.000
Activos Intangibles	5.000.000
Gastos Capitalizables	**36.821.978.000**
Gastos de Personal	7.700.450.000
Materiales y Suministros	507.500.000
Servicios no Personales	26.244.028.000
Otros Gastos de Instituciones Descentralizadas	2.370.000.000
Aplicaciones Financieras	**124.821.618.600**
Pasivos Financieros	124.821.618.600
Servicio de la Deuda Pública y Disminución de Otros Pasivos	124.821.618.600
Disminución de Cuentas y Efectos a Pagar	124.821.618.600
Total	**850.731.621.400**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Impacto Ambiental y Geotécnico y Actualización del Proyecto Integral de Ingeniería del Ramal Industrial e Inferca	Estudio	3
Construcción de 7 Km. del Ramal Industrial e Inferca	Km	7
Construcción de 7 Puentes	Proyecto	1
Rehabilitación de Infraestructura y Superestructura del Tramo Yaritagua – Acarigua	Km	50
Proyecto y Construcción de paso a 2 niveles, frente a Estación Acarigua	%	30
Rehabilitación de la Estación de Barquisimeto	%	70
Rehabilitación Infraestructura del Tramo Puerto Cabello - Barquisimeto	Km	110
Estudio de Impacto Urbano del Tramo Puerto Cabello y Estación Barquisimeto	%	100
Construcción de Durmientes de Concreto	%	42
Estudio de Factibilidad Técnico-Económica – Financiera del Tramo Yaracal Coro – Punto Fijo	%	20
Estudio de Impacto Ambiental del Tramo Puerto Ordaz - Maturín	Estudio	40
Avance de Obras Civiles 6 Tramos del Proyecto Caracas – Tuy Medio	%	99,9
Avance del Sistema Integral del Proyecto Caracas – Tuy Medio	%	98
Estudios de Impacto Urbano, Catastro y Avalúo y Elaboración del Proyecto Puerto Cabello – La Encrucijada	%	10
Rehabilitación del Parque Recreacional El Encanto (Proyecto y Obras Civiles)	%	40
Estudio de Impacto Ambiental del Tramo La Fría – La Ceiba – Carora - Barquisimeto	Estudio	10
Estudio de Ingeniería Básica y Actualización de demanda del Tramo La Fría – La Ceiba – Carora - Barquisimeto	%	15

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**578**	**6.127.340.956**
Directivo	35	957.045.768
Profesional y Técnico	119	1.822.352.688
Administrativo	124	1.117.301.940
Obrero	300	2.230.640.560
Personal Contratado	**94**	**976.852.140**
Directivo	34	467.757.624
Profesional y Técnico	43	404.604.960
Administrativo	17	104.489.556
TOTAL	**672**	**7.104.193.096**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	8.144.172
II	321.236 - 371.235	11	44.725.080
III	371.236 - 421.235	12	55.661.136
IV	421.236 - 471.235	6	32.966.364
V	471.236 - 521.235	5	29.281.800
VI	521.236 - 571.235	5	32.522.904
VII	571.236 - 621.235	6	42.597.564
VIII	621.236 - 671.235	21	163.416.372
IX	671.236 - 721.235	37	306.103.032
X	721.236 - 771.235	25	222.983.676
XI	771.236 - 821.235	23	219.485.340
XII	821.236 - 871.235	13	130.766.256
XIII	871.236 - 921.235	10	107.832.480
XIV	921.236 - 971.235	14	161.116.740
XV	971.236 - 1.021.235	12	144.031.932
XVI	1.021.236 - 1.071.235	14	176.383.968
XVII	1.071.236 - MAS	155	2.995.533.720
	TOTAL	**372**	**4.873.552.536**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	185	1.327.079.410
VIII	621.236 - 671.235	68	519.762.555
IX	671.236 - 721.235	47	383.798.595
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**300**	**2.230.640.560**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**172**	**1.228.401.816**
Jubilado	150	1.067.954.388
Pensionado	22	160.447.428
Obrero	**251**	**1.140.694.776**
Jubilado	204	958.368.153
Pensionado	47	182.326.623
TOTAL	**423**	**2.369.096.592**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	15.823.608.158	1.948.843.537		**17.772.451.695**
4.02	462.025.632	45.474.368		**507.500.000**
4.03	14.523.401	26.229.504.599		**26.244.028.000**
4.04	676.088.024.800			**676.088.024.800**
4.06			124.821.618.600	**124.821.618.600**
4.07	2.877.998.305			**2.877.998.305**
4.08			2.420.000.000	**2.420.000.000**
TOTAL	**695.266.180.296**	**28.223.822.504**	**127.241.618.600**	**850.731.621.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración Central	695.266.180.296
02	Administración y Operación Ferroviaria	28.223.822.504
99	Partidas no Asignables a Programas	127.241.618.600
	TOTAL	**850.731.621.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	17.772.451.695
4.02	Materiales y Suministros	507.500.000
4.03	Servicios no Personales	26.244.028.000
4.04	Activos Reales	676.088.024.800
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	124.821.618.600
4.07	Transferencias	2.877.998.305
4.08	Otros Gastos de Instituciones Descentralizadas	2.420.000.000
	TOTAL	**850.731.621.400**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.000.000.000**
Transferencias Para Financiar Gastos Corrientes	7.000.000.000
Ministerio de Infraestructura	7.000.000.000
Recursos Ordinarios	7.000.000.000
Ingresos por Actividades Propias	1.900.000.000
Venta de Servicios	1.900.000.000
Venta Bruta de Servicios	1.900.000.000
Otros Ingresos Corrientes	4.100.000.000
Ingresos de la Propiedad	4.100.000.000
Intereses por Dinero en Depósitos	2.000.000.000
Otros Ingresos de la Propiedad	2.100.000.000
Utilidad por Inversiones en Empresas	100.000.000
Rentas Inmobiliarias	171.000.000
Desincorporación de Activos	1.829.000.000
B. Gastos Corrientes	**13.000.000.000**
Gastos de Consumo	10.122.001.695
Gastos de Personal	10.072.001.695
Otros Gastos de Instituciones Descentralizadas	50.000.000
Depreciación y Amortización	50.000.000
Otros Gastos Corrientes	2.877.998.305
Transferencias	2.877.998.305
Transferencias Corrientes al Sector Privado	2.859.998.305
Pensiones y Jubilaciones	342.774.051
Jubilaciones	2.026.322.541
Subsidios Educacionales	40.000.000
Subsidios a Instituciones Benéficas	15.000.000
Otras Transferencias Corrientes	435.901.713
Otras Transferencias	18.000.000
Transferencias al Exterior (ALAF)	18.000.000
C. Resultado Económico : Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**712.910.002.800**
Transferencias Para Financiar Gastos de Capital	712.860.002.800
Ministerio de Infraestructura	710.461.050.000
Recursos Provenientes de la Ley de Endeudamiento	
Ley de Endeudamiento 2005 (Programas y Proyectos)	710.461.050.000
Proyecto "Nuevo Programa para Finalizar Ferrocarril Caracas – Tuy Medio I y II Etapa"	140.539.050.000
Proyecto 2da. Etapa del Sistema Ferroviario de la Región Central Tramo Puerto Cabello – La Encrucijada	311.922.000.000
Proyecto "Programa de Ferrocarriles" (Plan Ferroviario)	258.000.000.000
Convenio Integral de Cooperación	2.398.952.800
Reponteciación de la Locomotora del Parque Nacional El Encanto	2.150.000.000
Programa de Pasantías y Asesorías	248.952.800
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	50.000.000
B. Gastos de Capital	**712.910.002.800**
Activos Reales	676.088.024.800
Repuestos y Reparaciones Mayores	1.366.000.000
Adquisición de Maquinarias y demás Equipos	1.575.500.000
Obras de Infraestructuras - Estudios y Proyectos	589.682.671.500
Convenio Integral de Cooperación	2.398.952.800
Estudios y Proyectos para Inversión en Activo Fijo	7.104.610.500
Conservaciones Ampliaciones y Mejoras	73.955.290.000
Activos Intangibles	5.000.000
Gastos Capitalizables	36.821.978.000
Gastos de Personal	7.700.450.000
Materiales y Suministros	507.500.000
Servicios no Personales	26.244.028.000
Otros Gastos de Instituciones Descentralizadas	2.370.000.000
C. Resultado Financiero : Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**124.821.618.600**
Activos Financieros	124.821.618.600
Disminución de Cajas y Bancos	915.660.000
Disminución de Cuentas y Efectos a Cobrar	1.905.958.600
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	122.000.000.000
B. Aplicaciones Financieras	**124.821.618.600**
Pasivos Financieros	124.821.618.600
Servicio de la Deuda y Disminución de Otros Pasivos	124.821.618.600
Disminución de Cuentas y Efectos a Pagar	124.821.618.600

A0660
Instituto Postal Telegráfico (IPOSTEL)

INSTITUTO POSTAL TELEGRÁFICO (IPOSTEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Postal Telegráfico de Venezuela (IPOSTEL), tiene como finalidad posicionarse como una de las empresas prestadoras del servicio postal y telegráfico de mayor credibilidad, tanto a nivel nacional como internacional, para lo cual tiene como norte la búsqueda de la excelencia en los servicios comunicacionales prestados y la incursión de otros servicios del mismo ramo que satisfagan las necesidades de los clientes reales y potenciales a fin de expandir el mercado postal.

Entre los objetivos más importantes que realiza el organismo, podemos mencionar los siguientes:

- Diligenciar la reforma legal para una mayor autonomía funcional.
- Garantizar el acceso universal a los servicios Postales Telegráficos a toda la comunidad, permitiendo comunicación básica a precios razonables.
- Lograr prestar un servicio eficiente, para así afianzar la cartera de clientes que la empresa maneja.

En este sentido, presenta un proyecto de presupuesto que asciende a la cantidad de Bs. 152.924,4 millones para el año 2005, en el cual, la Institución prevé recibir recursos provenientes del Convenio Integral de Cooperación con la República de Cuba y la Ley de Endeudamiento, con la finalidad de realizar mayores inversiones en la adecuación física de oficinas a nivel nacional, adquisición de computadoras e impresoras, paquetes y programas de computación y vehículos.

De igual manera, Ipostel ha programado un conjunto de metas que le permitirán obtener una mejor recaudación de ingresos, para invertir en el desarrollo del ente y cumplir con las obligaciones y compromisos que la Institución ha contraído. Entre las metas más importantes, se encuentran el envío de 45.044.695 piezas y 34.752.753 unidades a través del servicio postal y especial, remisión de 373.958 mensajes por medio del servicio telegráfico, prestación del servicio Express Mail Service (EMS/EEE), alquiler de 42.000 apartados y la venta de 8.551.863 formas del Seniat.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**96.755.065.120**
Transferencias Para Financiar Gastos Corrientes	51.977.619.120
Del Sector Público	51.977.619.120
Ingresos por Actividades Propias	44.327.446.000
Venta de Servicios	44.327.446.000
Otros Ingresos Corrientes	450.000.000
Otros Ingresos Diversos	450.000.000
Recursos de Capital	**10.730.734.120**
Transferencias Para Financiar Gastos de Capital	10.332.334.120
Del Sector Público	10.332.334.120
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	398.400.000
Recursos Financieros	**45.438.594.090**
Activos Financieros	3.318.982.144
Disminución de Otros Activos Circulantes	909.462.353
Disminución de Activos no Circulantes	2.409.519.791
Pasivos Financieros	42.119.611.946
Incremento de Cuentas y Efectos a Pagar	40.475.611.946
Incremento de Pasivos no Circulantes	1.644.000.000
TOTAL	**152.924.393.330**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**139.457.762.020**
Gastos de Consumo	124.505.051.846
Gastos de Personal	94.798.831.000
Materiales y Suministros	13.053.494.750
Servicios no Personales	16.254.326.096
Otros Gastos de Instituciones Descentralizadas	398.400.000
Depreciación y Amortización	398.400.000
Otros Gastos Corrientes	14.952.710.174
Transferencias	14.952.710.174
Transferencias Corrientes al Sector Privado	14.952.710.174
Gastos de Capital	**13.218.655.720**
Activos Reales	12.392.655.720
Repuestos y Reparaciones Mayores	35.938.702
Adquisición de Maquinarias y Demás Equipos	8.798.785.561
Conservaciones Ampliaciones y Mejoras	3.544.299.536
Otros Activos Reales	13.631.921
Activos Intangibles	826.000.000
Aplicaciones Financieras	**247.975.590**
Activos Financieros	247.975.590
Incremento de Caja y Bancos	233.015.555
Incremento de Cuentas y Efectos a Cobrar	14.960.035
Total	**152.924.393.330**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Servicio Postal	Pieza	45.044.695
Servicios Especiales	Unidad	34.752.753
Servicio Telegráfico	Mensaje	373.958
Servicios EMS / EEE	Pieza	159.955
Apartados	Apartado	42.000
Formas Seniat	Pieza	8.551.863

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**5.529**	**44.949.259.000**
Directivo	123	2.371.505.386
Profesional y Técnico	352	5.416.324.083
Administrativo	1.982	17.555.724.531
Obrero	3.072	19.605.705.000
Personal Fijo a Tiempo Parcial	**8**	**12.402.000**
Médico	8	12.402.000
Personal Contratado	**260**	**1.717.346.000**
Directivo	5	75.835.386
Profesional y Técnico	60	524.951.366
Administrativo	80	578.988.300
Médico	5	7.500.000
Obrero	110	530.070.948
TOTAL	**5.797**	**46.679.007.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	1.982	17.555.724.531
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	452	4.746.252.329
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	181	4.241.254.192
	TOTAL	**2.615**	**26.543.231.052**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	3.182	20.135.775.948
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3.182**	**20.135.775.948**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1.264**	**6.250.038.715**
Jubilado	1.224	6.095.845.915
Pensionado	40	154.192.800
Obrero	**962**	**3.786.360.285**
Jubilado	912	3.521.105.085
Pensionado	50	265.255.200
TOTAL	**2.226**	**10.036.399.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	54.035.333.670	40.763.497.330		**94.798.831.000**
4.02	12.009.215.170	1.044.279.580		**13.053.494.750**
4.03	15.441.609.791	812.716.305		**16.254.326.096**
4.04	13.165.781.097	52.874.623		**13.218.655.720**
4.05			247.975.590	**247.975.590**
4.07	14.952.710.174			**14.952.710.174**
4.08			398.400.000	**398.400.000**
TOTAL	**109.604.649.902**	**42.673.367.838**	**646.375.590**	**152.924.393.330**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Programa Central	109.604.649.902
02	Programa Operativo	42.673.367.838
99	Partidas no Asignables a Programas	646.375.590
	TOTAL	**152.924.393.330**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	94.798.831.000
4.02	Materiales y Suministros	13.053.494.750
4.03	Servicios no Personales	16.254.326.096
4.04	Activos Reales	13.218.655.720
4.05	Activos Financieros	247.975.590
4.07	Transferencias	14.952.710.174
4.08	Otros Gastos de Instituciones Descentralizadas	398.400.000
	TOTAL	**152.924.393.330**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**96.755.065.120**
A. Ingresos Corrientes	51.977.619.120
Transferencias Para Financiar Gastos Corrientes	51.977.619.120
Del Sector Público	51.977.619.120
Ministerio de Infraestructura	51.977.619.120
Recursos Ordinarios	46.897.500.000
Convenio Integral de Cooperación para Gastos Corrientes	5.080.119.120
Ingresos por Actividades Propias	44.327.446.000
Venta de Servicios	44.327.446.000
Piezas Postales	16.531.343.000
Mensajes Telegráficos	635.869.000
Piezas ems / Eee	980.988.000
Correos Privados	18.443.145.000
Otros	7.736.101.000
Otros Ingresos Corrientes	450.000.000
Otros Ingresos Diversos (Filatelia)	450.000.000
B. Gastos Corrientes	**139.457.762.020**
Gastos de Consumo	124.505.051.846
Gastos de Personal	94.798.831.000
Materiales y Suministros	13.053.494.750
Servicios no Personales	16.254.326.096
Otros Gastos de Instituciones Descentralizadas	398.400.000
Depreciación y Amortización	398.400.000
Otros Gastos Corrientes	14.952.710.174
Transferencias	14.952.710.174
Transferencias Corrientes al Sector Privado	14.952.710.174
Jubilados	10.262.410.000
Pensionados	526.430.000
Donaciones (Misiones y Trabajos Sociales)	30.000.000
Otras Transferencias Directas a Personas	3.888.870.174
Transferencias a Organismos Internacionales	245.000.000
Cuota de Suscripción de la Unión Postal Universal	
C. Resultado Económico : Ahorro/(Desahorro)	**(42.702.696.900)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	**(31.971.962.780)**
A. Recursos de Capital	(42.702.696.900)
Desahorro en la Cuenta Corriente	10.332.334.120
Transferencias Para Financiar Gastos de Capital	9.905.483.005
Convenio de Cooperación Integral para Gastos de Capital	426.851.115
Recursos Provenientes de la ley de Endeudamiento 2005	150.000.000
Refacción, Equipamiento y Remodelación de Oficinas Postales	167.325.000
Adquisición Flota de Vehículos	86.903.715
Dotación Equipos de Correo	22.622.400
Descentralización Informática y Automatización de las Oficinas Postales	398.400.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	**13.218.655.720**
B. Gastos de Capital	12.392.655.720
Activos Reales	35.938.702
Repuestos y Reparaciones Mayores	8.798.785.561
Adquisición de Maquinarias y Demás Equipos	3.544.299.536
Conservaciones Ampliaciones y Mejoras	13.631.921
Otros Activos Reales	826.000.000
Activos Intangibles	**(45.190.618.500)**
C. Resultado Financiero : Superávit/(Déficit)	
III. Cuenta Financiera	**45.438.594.090**
A. Recursos Financieros	3.318.982.144
Activos Financieros	909.462.353
Disminución de Otros Activos Circulantes	
Anticipos a Proveedores	2.409.519.791
Disminución de Otros Activos no Circulantes	2.409.519.791
Otros (Cuentas a Cobrar a Largo Plazo)	42.119.611.946
Pasivos Financieros	40.475.611.946
Incremento de Cuentas y Efectos a Pagar	1.644.000.000
Incremento de Pasivos no Circulantes	**45.438.594.090**
B. Aplicaciones Financieras	247.975.590
Activos Financieros	233.015.555
Incremento de Caja y Bancos	14.960.035
Incremento de Cuentas y Efectos a Cobrar	45.190.618.500
Déficit Financiero	

A0661
Instituto Nacional de Canalizaciones

INSTITUTO NACIONAL DE CANALIZACIONES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Canalizaciones tiene como misión administrar, mantener, mejorar, desarrollar y asegurar los canales marítimos, fluviales y lacustres; a través del estudio, financiamiento, construcción, conservación e inspección de las vías de navegación, para garantizar conjuntamente con otros entes su integridad y seguridad, a fin de contribuir al desarrollo del país, para que Venezuela pueda competir en el ámbito de la economía globalizada, promoviendo a nivel nacional e internacional sus servicios integrales, capacidad técnica y profesional a través de una administración eficiente y procurando la preservación del ambiente.

Su visión está orientada a la creación de una Institución moderna, dinámica, tecnológicamente avanzada, autónoma operacionalmente, altamente competitiva, líder en la planificación, con un enfoque global de los niveles de productividad, centrada en la filosofía de la excelencia y servicio al cliente; conformada por un equipo humano identificado y comprometido con la organización, bien capacitado y actualizado, interesada en la protección del ambiente y de los recursos naturales, orientada hacia la investigación, el desarrollo del país, la promoción, conservación y seguridad de las vías navegables y con proyección internacional.

Sus principales objetivos son: la consolidación, mantenimiento y administración de manera eficiente de los Canales de Navegación del Lago de Maracaibo y Río Orinoco, el desarrollo de nuevas vías de navegación, como contribución al desarrollo socioeconómico regional y al ordenamiento del territorio y la optimización de los niveles de eficacia y eficiencia en las áreas de apoyo administrativo, operacional, logístico y de control que posibiliten el fortalecimiento institucional.

Para el Ejercicio Fiscal 2005, la Institución presenta un presupuesto por Bs. 198.022,6 millones, para llevar a cabo las siguientes metas: prestar el servicio comercial de dragado en un área de 2.982 M3 en diferentes áreas del país, 10.800 M3 en el Canal del Lago de Maracaibo y 14.570 M3 en el canal del Río Orinoco, realizar el sondeo y levantamiento batimétrico en los diferentes canales, reconstruir 350 M3 de diques y rompeolas en diversas vías fluviales del país, mejorar el sistema de señalización del Canal del Lago de Maracaibo y del Canal del Río Orinoco, crear 35 estaciones hidrométricas en el Eje Orinoco-Apure, elaborar atlas, planos y cartas de navegación, adquirir unidades hidrográficas para el transporte de personal de la Institución a las dragas, repotenciar la draga Guayana y adquirir un buque multipropósito para distintas actividades operativas del organismo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**184.488.262.000**
Transferencias para Financiar Gastos Corrientes	7.500.000.000
Del Sector Público	7.500.000.000
Ingresos por Actividades Propias	168.685.635.000
Venta de Servicios	15.216.000.000
Ingresos no Tributarios	153.469.635.000
Otros Ingresos Corrientes	8.302.627.000
Ingresos de la Propiedad	4.120.339.000
Otros Ingresos Diversos	4.182.288.000
Recursos de Capital	**4.893.600.400**
Transferencias Para Financiar Gastos de Capital	4.893.600.400
Del Sector Público	4.223.618.400
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	669.982.000
Recursos Financieros	**8.640.713.000**
Activos Financieros	8.640.713.000
Disminución de Caja y Bancos	8.640.713.000
TOTAL	**198.022.575.400**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**185.158.244.000**
Gastos de Consumo	178.006.401.000
Gastos de Personal	98.874.621.000
Materiales y Suministros	9.600.000.000
Servicios no Personales	68.861.798.000
Otros Gastos de Instituciones Descentralizadas	669.982.000
Depreciación y Amortización	669.982.000
Otros Gastos Corrientes	7.151.843.000
Transferencias	
Transferencias Corrientes al Sector Privado	7.151.843.000
Gastos de Capital	**4.223.618.400**
Activos Reales	2.698.892.158
Repuestos y Reparaciones Mayores	860.946.598
Adquisición de Maquinarias y Demás Equipos	1.592.346.373
Obras de Infraestructura	215.911.373
Conservaciones Ampliaciones y Mejoras	26.988.922
Otros Activos Reales	2.698.892
Activos Intangibles	88.695.986
Gastos Capitalizables	1.436.030.256
Gastos de Personal	7.180.151
Materiales y Suministros	11.488.242
Servicios no Personales	1.417.361.863
Aplicaciones Financieras	**8.640.713.000**
Pasivos Financieros	8.640.713.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.640.713.000
Disminución de Cuentas y Efectos a Pagar	42.000.000
Disminución de Otros Pasivos Circulantes	8.598.713.000
Total	**198.022.575.400**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Dragar el Canal del río Orinoco	M3	14.570
Draga el Canal del Lago de Maracaibo	M3	10.800
Levantamiento Batimétrico	Sondeo	338
Mantenimiento al Sistema de Balizamiento	Mantenimiento	4.560
Prestar Servicio de Dragado Comercial	M3	2.982
Reconstrucción de Dique y Rompeolas en Base Caicara	M3	350
Mejoramiento del Sistema de Señalización del Canal del Lago de Maracaibo	Señal	158
Mejoramiento del Sistema de Señalización del Canal del río Orinoco	Señal	158
Creación de Estaciones Hidrométricas en el eje Orinoco-apure	Estación	35
Mantenimiento al Sistema de Comunicaciones en el eje Orinoco-apure	Mantenimiento	258
Elaboración de Atlas, Planos y Cartas de Navegación	Atlas y Plano	122
Estudios y Proyectos	Proyecto	38
Adquirir Unidades Hidrográficas	Lancha	2
Repotenciación y Modernización de la Draga Guayana	Repotenciación	1
Adquirir una Draga Mediana de Tolva	Draga	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.391**	**14.172.788.000**
Directivo	16	377.839.000
Profesional y Técnico	557	7.867.012.000
Administrativo	201	2.215.331.000
Médico	2	33.620.000
Obrero	615	3.678.986.000
Personal Contratado	**131**	**1.584.400.000**
Profesional y Técnico	110	1.444.120.000
Administrativo	20	128.232.000
Médico	1	12.048.000
TOTAL	**1.522**	**15.757.188.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	13.756.000
IV	421.236 - 471.235	33	183.755.000
V	471.236 - 521.235		
VI	521.236 - 571.235	83	527.593.000
VII	571.236 - 621.235	8	59.569.000
VIII	621.236 - 671.235		
IX	671.236 - 721.235	2	16.230.000
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	78	790.032.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	12.050.000
XVI	1.021.236 - 1.071.235	171	2.194.372.000
XVII	1.071.236 - MAS	528	8.280.845.000
	TOTAL	**907**	**12.078.202.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	279	1.188.373.000
III	371.236 - 421.235		
IV	421.236 - 471.235	8	43.282.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	328	2.447.331.000
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**615**	**3.678.986.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**190**	**1.622.693.000**
Jubilado	114	1.207.620.000
Pensionado	76	415.073.000
Obrero	**128**	**1.801.454.000**
Jubilado	121	1.749.540.000
Pensionado	7	51.914.000
TOTAL	**318**	**3.424.147.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	14.482.800.000	31.291.165.000	11.164.416.000	41.936.240.000		**98.874.621.000**
4.02	600.000.000	3.000.000.000	1.000.000.000	5.000.000.000		**9.600.000.000**
4.03	9.261.798.000	19.900.000.000	9.900.000.000	29.800.000.000		**68.861.798.000**
4.04	1.186.836.770	232.299.012	1.106.588.021	1.697.894.597		**4.223.618.400**
4.06					8.640.713.000	**8.640.713.000**
4.07	1.655.633.000	4.000.000.000	219.936.000	1.276.274.000		**7.151.843.000**
4.08					669.982.000	**669.982.000**
TOTAL	**27.187.067.770**	**58.423.464.012**	**23.390.940.021**	**79.710.408.597**	**9.310.695.000**	**198.022.575.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación Central	27.187.067.770
02	Gerencia del Canal del Lago de Maracaibo	58.423.464.012
03	Gerencia de Trabajos Comerciales	23.390.940.021
04	Gerencia del Canal del río Orinoco	79.710.408.597
99	Partidas no Asignables a Programas	9.310.695.000
	TOTAL	**198.022.575.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	98.874.621.000
4.02	Materiales y Suministros	9.600.000.000
4.03	Servicios no Personales	68.861.798.000
4.04	Activos Reales	4.223.618.400
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.640.713.000
4.07	Transferencias	7.151.843.000
4.08	Otros Gastos de Instituciones Descentralizadas	669.982.000
	TOTAL	**198.022.575.400**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**184.488.262.000**
Transferencias Para Financiar Gastos Corrientes	7.500.000.000
Ministerio de Infraestructura	
Recursos Ordinarios	7.500.000.000
Ingresos por Actividades Propias	168.685.635.000
Venta de Servicios	15.216.000.000
Servicio de Dragado Comercial	15.216.000.000
Ingresos no Tributarios	153.469.635.000
Ingresos por Tasas	153.469.635.000
Otros Ingresos Corrientes	8.302.627.000
Ingresos de la Propiedad	4.120.339.000
Intereses por Dinero en Depósitos	4.120.339.000
Otros Ingresos Diversos	4.182.288.000
Venta de Cartas de Navegación, Previsión de Mareas, Servicios Cartográficos, Producción de Mapas Fluviales y Planos	
B. Gastos Corrientes	**185.158.244.000**
Gastos de Consumo	178.006.401.000
Gastos de Personal	98.874.621.000
Materiales y Suministros	9.600.000.000
Servicios no Personales	68.861.798.000
Otros Gastos de Instituciones Descentralizadas	669.982.000
Depreciación y Amortización	669.982.000
Otros Gastos Corrientes	7.151.843.000
Transferencias Corrientes al Sector Privado	7.151.843.000
Jubilados	5.521.222.796
Pensiones	1.473.279.658
Becas (Trabajadores e Hijos)	7.151.843
Donaciones (Equipos a Comandos Fluviales de la Guardia Nacional)	17.879.608
Subsidios (Organismos Gremiales y Comité de Damas de la Armada)	132.309.095
C. Resultado Económico : Ahorro/(Desahorro)	**(669.982.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**4.223.618.400**
Desahorro en la Cuenta Corriente	(669.982.000)
Transferencias Para Financiar Gastos de Capital	4.223.618.400
Ministerio de Infraestructura-Ley de Endeudamiento 2005	
Programas y Proyectos	4.223.618.400
Mejoramiento del Sistema de Señalización de los Canales de Navegación, Lago de Maracaibo y Río Orinoco.	166.562.400
Adquisición de dos (2) Unidades de Hidrografía para ser Utilizadas en los Canales de Navegación del Lago de Maracaibo y Río Orinoco	777.600.000
Modificaciones y Modernización de la "Draga Guayana"	361.920.000
Recuperación Integral de Taludes en el Canal del Lago de Maracaibo (Fase II).	341.568.000
Adquisición de una Draga Mediana Autopropulsada de Tolva para ser Utilizada en el Desarrollo del Eje Orinoco-Apure	1.152.000.000
Adquisición de una Lancha para Transporte de Pasajeros para ser Utilizada en el Canal de Navegación del Lago de Maracaibo.	46.080.000
Adquisición de una Lancha para Transporte de Pasajeros para ser Utilizada en el Canal de Navegación del Río Orinoco.	46.080.000
Adquisición de un Buque Multipropósito para ser Utilizado en los Canales de Navegación del Lago de Maracaibo y del Río Orinoco.	460.800.000
Recuperación de las Profundidades de Diseño del Canal de Navegación del Río Orinoco.	861.000.000
Mejoras al Muelle Flotante de la División Base Caicara de la Gerencia Canal del Orinoco.	10.008.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	669.982.000
B. Gastos de Capital	**4.223.618.400**
Activos Reales	2.698.892.158
Repuestos y Reparaciones Mayores	860.946.598
Adquisición de Maquinarias y Demás Equipos	1.592.346.373
Obras de Infraestructura	215.911.373
Conservaciones, Ampliaciones y Mejoras	26.988.922
Otros Activos Reales	2.698.892
Activos Intangibles	88.695.986
Gastos Capitalizables	1.436.030.256
Gastos de Personal	7.180.151
Materiales y Suministros	11.488.242
Servicios no Personales	1.417.361.863
C. Resultado Financiero : Superávit/(Déficit)	**Equilibrado**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	**8.640.713.000**
A. Recursos Financieros	8.640.713.000
Activos Financieros	8.640.713.000
Disminución de Caja y Bancos	**8.640.713.000**
B. Aplicaciones Financieras	8.640.713.000
Pasivos Financieros	8.640.713.000
Servicio de la Deuda y Disminución de Otros Pasivos	42.000.000
Disminución de Cuentas y Efectos a Pagar	
Proveedores	8.598.713.000
Disminución de Otros Pasivos Circulantes	
Cuotas N° 29 y 30 del Financiamiento de la Draga Guayana	

A0662
Instituto Nacional de la Vivienda (INAVI)

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de la Vivienda (INAVI), fue creado con el único propósito de dar cumplimiento al precepto constitucional que garantiza a las familias venezolanas el derecho a la vivienda y como uno de los organismos responsables de desarrollar la Política Habitacional que el Ejecutivo Nacional dirige principalmente a las familias de bajos recursos.

Su misión es la de promover la construcción de viviendas, culminación de desarrollos habitacionales, incrementar la recaudación para satisfacer parte de la demanda natural de solicitudes de vivienda de interés social, desarrollando proyectos organizados y brindando apoyo a las comunidades organizadas en el marco de la Ley que regula el Subsistema de Viviendas y Política Habitacional.

Como órgano ejecutor de la Ley de Política Habitacional del Estado, este Instituto recibe lineamientos, directrices y estrategias de acción del Consejo Nacional de la Vivienda (CONAVI), que es el organismo encargado de elaborar el Plan Nacional Anual de Vivienda y en especial, de la distribución de los recursos que se destinan a la ejecución de los programas definidos en la Ley que regula el sector de la vivienda.

Entre los principales objetivos se mencionan los siguientes:

- Atender parte del déficit habitacional de la población que califique como sujeto de protección especial

- Construcción de viviendas unifamiliares y multifamiliares.

- Administración de los recursos provenientes de la recuperación de créditos.

El Instituto contará para este Ejercicio Fiscal con un Presupuesto de Bs. 195.097,3 millones, con los que estima lograr las siguientes metas: urbanizar 2.861 parcelas y construir 5.463 viviendas a través del Programa de Construcción de Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo.

En lo que respecta al Programa de Viviendas de Interés Social (PROVIS), el cual se ejecuta a través de un convenio con el Banco Interamericano de Desarrollo (BID), se estima la culminación del mismo para el presente Ejercicio Fiscal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**150.481.516.540**
Ingresos de Operación	5.881.570.983
Ventas de Bienes y Servicios	5.881.570.983
Ingresos Ajenos a la Operación	60.644.645.557
Ingresos de la Propiedad	2.177.060.989
Otros Ingresos Ajenos a la Operación	58.467.584.568
Transferencias para Financiar Gastos Corrientes	83.955.300.000
Del Sector Público	83.955.300.000
Recursos de Capital	**775.492.351**
Venta de Activos Fijos	210.793.211
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	564.699.140
Recursos Financieros	**43.840.280.873**
Activos Financieros	43.840.280.873
Disminución de Caja y Bancos	25.325.909.544
Disminución de Otros Activos Financieros	18.514.371.329
Circulantes	18.514.371.329
TOTAL	**195.097.289.764**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**159.985.653.327**
Gastos de Operación	109.849.339.862
Gastos de Personal	86.218.676.436
Materiales y Suministros	2.247.980.249
Servicios no Personales	20.817.984.037
Otros Gastos de Instituciones Descentralizadas	564.699.140
Depreciación y Amortización	564.699.140
Gastos Ajenos a la Operación	50.136.313.465
Transferencias Corrientes	50.136.313.465
Al Sector Privado	50.136.313.465
Gastos de Capital	**4.285.726.893**
Activos Reales	3.885.726.893
Repuestos Mayores de Maquinarias y Equipos	644.426.138
Conservaciones, Ampliaciones y Mejoras	693.460.042
Adquisición de Maquinarias, Equipos e Inmuebles	1.518.840.713
Activos Intangibles	396.000.000
Estudios y Proyectos Para Inversión en Activos Fijos	533.000.000
Contratación de Inspección de Obras	100.000.000
Otros Activos Reales	400.000.000
Aplicaciones Financieras	**30.825.909.544**
Activos Financieros	500.000.000
Inversión Financiera	500.000.000
Concesión de Préstamos	500.000.000
Pasivos Financieros	30.325.909.544
Disminución de Cuentas y Efectos a Pagar	30.325.909.544
TOTAL	**195.097.289.764**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Urbanizar Parcelas Para la Construcción de Viviendas	Parcela	2.861
Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo	Vivienda	5.463

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2.398**	**24.379.336.000**
Directivo	165	3.060.770.582
Profesional y Técnico	894	11.290.042.906
Administrativo	914	6.213.522.512
Obrero	425	3.815.000.000
Personal Fijo a Tiempo Parcial	**46**	**282.152.314**
Médico	46	282.152.314
Personal Contratado	**16**	**172.465.290**
Administrativo	16	172.465.290
TOTAL	**2.460**	**24.833.953.604**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	558	2.043.182.460
II	321.236 - 371.235	104	429.222.600
III	371.236 - 421.235	47	217.211.880
IV	421.236 - 471.235	54	280.505.020
V	471.236 - 521.235	10	58.271.370
VI	521.236 - 571.235	1	6.591.750
VII	571.236 - 621.235	1	6.884.660
VIII	621.236 - 671.235	3	23.384.930
IX	671.236 - 721.235	16	131.054.770
X	721.236 - 771.235	97	877.683.560
XI	771.236 - 821.235	88	845.259.520
XII	821.236 - 871.235	95	967.584.830
XIII	871.236 - 921.235	98	1.062.606.320
XIV	921.236 - 971.235	59	668.720.260
XV	971.236 - 1.021.235	53	635.050.930
XVI	1.021.236 - 1.071.235	318	3.998.685.100
XVII	1.071.236 - MAS	433	8.767.053.644
	TOTAL	**2.035**	**21.018.953.604**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	7.709.640
II	321.236 - 371.235	32	132.733.560
III	371.236 - 421.235	33	156.055.270
IV	421.236 - 471.235	29	155.458.690
V	471.236 - 521.235	46	273.958.440
VI	521.236 - 571.235	50	329.339.460
VII	571.236 - 621.235	35	249.681.150
VIII	621.236 - 671.235	36	275.512.010
IX	671.236 - 721.235	32	267.703.360
X	721.236 - 771.235	33	296.726.080
XI	771.236 - 821.235	16	153.062.320
XII	821.236 - 871.235	17	176.142.370
XIII	871.236 - 921.235	16	172.547.680
XIV	921.236 - 971.235	5	56.982.230
XV	971.236 - 1.021.235	9	108.951.380
XVI	1.021.236 - 1.071.235	2	25.577.780
XVII	1.071.236 - MAS	32	976.858.580
	TOTAL	**425**	**3.815.000.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**2.646**	**20.726.299.042**
Jubilado	2.217	17.319.341.628
Pensionado	429	3.406.957.414
Obrero	**3.580**	**25.380.241.678**
Jubilado	2.942	23.290.658.372
Pensionado	638	2.089.583.306
TOTAL	**6.226**	**46.106.540.720**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	85.891.291.492	327.384.944		**86.218.676.436**
4.02	1.390.666.837	857.313.412		**2.247.980.249**
4.03	16.484.680.034	4.333.304.003		**20.817.984.037**
4.04	3.149.118.500	1.136.608.393		**4.285.726.893**
4.05	500.000.000			**500.000.000**
4.06			30.325.909.544	**30.325.909.544**
4.07	50.135.494.845	818.620		**50.136.313.465**
4.08			564.699.140	**564.699.140**
TOTAL	**157.551.251.708**	**6.655.429.372**	**30.890.608.684**	**195.097.289.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Gerencias Nivel Central	157.551.251.708
02	Gerencias Estatales	6.655.429.372
99	Partidas no Asignables a Programas	30.890.608.684
	TOTAL	**195.097.289.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	86.218.676.436
4.02	Materiales y Suministros	2.247.980.249
4.03	Servicios no Personales	20.817.984.037
4.04	Activos Reales	4.285.726.893
4.05	Activos Financieros	500.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	30.325.909.544
4.07	Transferencias	50.136.313.465
4.08	Otros Gastos de Instituciones Descentralizadas	564.699.140
	TOTAL	**195.097.289.764**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**150.481.516.540**
Ingresos de Operación	5.881.570.983
Otros Ingresos en Operación	5.881.570.983
Ventas de Bienes y Servicios	
Ingresos Ajenos a la Operación	60.644.645.557
Ingresos de la Propiedad	2.177.060.989
Intereses por Dinero en Deposito	
Otros Ingresos Ajenos a la Operación	58.467.584.568
Ingresos por Manejo de L.P.H.	
Transferencias para Financiar Gastos Corrientes	83.955.300.000
Ministerio de Infraestructura	83.955.300.000
Recursos Ordinarios	
B. Gastos Corrientes	**159.985.653.327**
Gastos de Operación	109.849.339.862
Gastos de Personal	86.218.676.436
Materiales y Suministros	2.247.980.249
Servicios no Personales	20.817.984.037
Otros Gastos de Instituciones Descentralizadas	564.699.140
Depreciación y Amortización	564.699.140
Gastos Ajenos a la Operación	50.136.313.465
Transferencias Corrientes	50.136.313.465
Al Sector Privado	50.136.313.465
Transferencias (Jubilados y Pensionados)	
C. Resultado Económico : Ahorro / (Desahorro)	**(9.504.136.787)**
II. Cuenta de Capital	
A. Recursos de Capital	**(8.728.644.436)**
Desahorro en la Cuenta Corriente	(9.504.136.787)
Venta de Activos Fijos (Terrenos)	210.793.211
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	564.699.140
B. Gastos de Capital	**4.285.726.893**
Activos Reales	3.885.726.893
Repuestos Mayores de Maquinarias y Equipos	644.426.138
Conservaciones, Ampliaciones y Mejoras	693.460.042
Adquisición de Maquinarias, Equipos e Inmuebles	1.518.840.713
Activos Intangibles	396.000.000
Estudio y Proyectos Para Inversión en Activos Fijos	533.000.000
Contratación de Inspección de Obras	100.000.000
Otros Activos Reales	400.000.000
Adquisición y Expropiación de Tierras y Terrenos	400.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(13.014.371.329)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
A. Recursos Financieros	**43.840.280.873**
Activos Financieros	43.840.280.873
Disminución de Caja y Bancos	25.325.909.544
Disminución de Otros Activos Circulantes	18.514.371.329
Aporte Pendientes por Recibir por el Manejo de la L.P.H	
B. Aplicaciones Financieras	**43.840.280.873**
Activos Financieros	500.000.000
Inversión Financiera	500.000.000
Concesión de Préstamos	500.000.000
Préstamos para Adquisición y Mejoras de Viviendas para Empleados	
Pasivos Financieros	30.325.909.544
Disminución de Cuentas y Efectos a Pagar	30.325.909.544
Proveedores	
Déficit Financiero	13.014.371.329

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.628.301.764**
Gastos de Consumo	1.543.741.764
Gastos de Personal	870.630.141
Materiales y Suministros	59.660.900
Servicios no Personales	602.450.723
Otros Gastos de Instituciones Descentralizadas	11.000.000
Depreciación y Amortización	3.000.000
Descuentos, Bonificaciones y Devoluciones	8.000.000
Otros Gastos Corrientes	84.560.000
Transferencias	84.560.000
Transferencias Corrientes al Sector Privado	84.560.000
Gastos de Capital	**56.668.236**
Activos Reales	4.900.000
Adquisición de Maquinarias y Demás Equipos	4.900.000
Activos Intangibles	51.768.236
Aplicaciones Financieras	**293.717.270**
Activos Financieros	121.760.340
Incremento de Caja y Bancos	121.760.340
Pasivos Financieros	171.956.930
Servicio de la Deuda Pública y Disminución de Otros Pasivos	171.956.930
Disminución de Cuentas y Efectos a Pagar	171.956.930
Total	**1.978.687.270**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Colección Clásica	Ejemplar	16.000
Colección Clave de América	Ejemplar	2.000
Colección la Expresión Americana	Ejemplar	6.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**31**	**379.499.234**
Directivo	4	85.759.136
Profesional y Técnico	16	190.541.759
Administrativo	5	68.314.339
Obrero	6	34.884.000
Personal Contratado	**5**	**12.000.000**
Profesional y Técnico	5	12.000.000
TOTAL	**36**	**391.499.234**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	2	9.557.000
IV	421.236 - 471.235		
V	471.236 - 521.235	5	31.018.809
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	6	52.196.329
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	4	43.387.258
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	13	220.455.838
	TOTAL	**30**	**356.615.234**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	5	25.875.132
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	1	9.008.868
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**6**	**34.884.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	5	**81.560.000**
Jubilado	2	28.240.000
Pensionado	3	53.320.000
TOTAL	**5**	**81.560.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	537.263.825	158.614.820	174.751.496		**870.630.141**
4.02	59.660.900				**59.660.900**
4.03	172.018.171	365.861.000	64.571.552		**602.450.723**
4.04	23.800.000	32.868.236			**56.668.236**
4.05	121.760.340				**121.760.340**
4.06	171.956.930				**171.956.930**
4.07	84.560.000				**84.560.000**
4.08				11.000.000	**11.000.000**
TOTAL	**1.171.020.166**	**557.344.056**	**239.323.048**	**11.000.000**	**1.978.687.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Ejecución General	1.171.020.166
02	Dirección Editorial	557.344.056
03	Dirección de Promociones y Relaciones	239.323.048
99	Partidas no Asignables a Programas	11.000.000
	TOTAL	**1.978.687.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	870.630.141
4.02	Materiales y Suministros	59.660.900
4.03	Servicios no Personales	602.450.723
4.04	Activos Reales	56.668.236
4.05	Activos Financieros	121.760.340
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	171.956.930
4.07	Transferencias	84.560.000
4.08	Otros Gastos de Instituciones Descentralizadas	11.000.000
	TOTAL	**1.978.687.270**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.803.730.340**
Transferencias Para Financiar Gastos Corrientes	1.684.970.000
Del Sector Público	1.684.970.000
De la Administración Central	1.684.970.000
Recursos Ordinarios	1.684.970.000
Ingresos por Actividades Propias	109.632.000
Venta de Bienes	109.632.000
Venta de Libros	109.632.000
Otros Ingresos Corrientes	9.128.340
Ingresos de la Propiedad	9.128.340
Intereses por Dinero en Depósitos	9.128.340

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**1.628.301.764**
Gastos de Consumo	1.543.741.764
Gastos de Personal	870.630.141
Materiales y Suministros	59.660.900
Servicios no Personales	602.450.723
Otros Gastos de Instituciones Descentralizadas	11.000.000
Depreciación y Amortización	3.000.000
Descuentos, Bonificaciones y Devoluciones	8.000.000
Otros Gastos Corrientes	84.560.000
Transferencias	84.560.000
Transferencias Corrientes al Sector Privado	84.560.000
Donaciones	3.000.000
Pensiones	53.320.000
Jubilaciones	28.240.000
C. Resultado Económico : Ahorro/(Desahorro)	**175.428.576**
II. Cuenta Capital	
A. Recursos de Capital	**178.428.576**
Ahorro en la Cuenta Corriente	175.428.576
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	3.000.000
B. Gastos de Capital	**56.668.236**
Activos Reales	4.900.000
Adquisición de Maquinarias y Demás Equipos	4.900.000
Activos Intangibles	51.768.236
C. Resultado Financiero : Superávit/(Déficit)	**121.760.340**
III. Cuenta Financiera	
A. Recursos Financieros	**293.717.270**
Activos Financieros	171.956.930
Disminución de Cuentas y Efectos a Cobrar	171.956.930
Superávit Financiero	121.760.340
B. Aplicaciones Financieras	**293.717.270**
Activos Financieros	121.760.340
Incremento de Caja y Bancos	121.760.340
Pasivos Financieros	171.956.930
Servicio de la Deuda y Disminución de Otros Pasivos	171.956.930
Disminución de Cuentas y Efectos a Pagar	171.956.930

A0323
Fundación de Edificaciones y Dotaciones Educativas (FEDE)

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (FEDE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), tiene como objetivo brindar el mantenimiento integral de la planta física educativa en los niveles de preescolar, básica, media diversificada y profesional y la modalidad de la educación especial y el respectivo equipamiento, así como la responsabilidad de la administración de los recursos destinados al pago de los servicios básicos del sistema educativo y arrendamiento de planteles.

Para el ejercicio fiscal 2005, la Fundación estima realizar las siguientes metas: rehabilitar 63 escuelas bolivarianas; reparar y ampliar 112 planteles de los diferentes niveles y modalidades educativas; rehabilitar 24 preescolares simoncitos; dotar 580 planteles educativos; rehabilitar y ampliar 27 planteles de los convenios con organismos públicos y privados; construir 4 planteles simoncitos; construir 1 escuela bolivariana y elaborar 231 proyectos arquitectónicos y de ingeniería de edificaciones educativas.

Para el logro de sus metas dispone de un financiamiento de Bs. 345.428,2 millones, de los cuales Bs. 158.136,5 millones (45,8%) corresponden a transferencias del Ejecutivo Nacional; recursos de capital Bs. 970,0 millones (0,3%) provenientes de la reserva de depreciación y Bs. 186.321,7 millones (53,9%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 78.300,6 millones (22,7%), inversión en activos fijos por Bs. 259.896,9 millones (75,2%) y aplicaciones financieras de Bs. 7.230,7 millones (2,1%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**47.864.855.360**
Transferencias Para Financiar Gastos Corrientes	47.864.855.360
Del Sector Público	47.864.855.360
Recursos de Capital	**111.241.611.106**
Transferencias Para Financiar Gastos de Capital	110.271.611.106
Del Sector Público	110.271.611.106
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	970.000.000
Recursos Financieros	**186.321.704.827**
Activos Financieros	186.321.704.827
Disminución de Caja y Bancos	72.321.704.827
Disminución de Otros Activos Circulantes	114.000.000.000
TOTAL	**345.428.171.293**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**78.300.598.297**
Gastos de Consumo	44.587.277.859
Gastos de Personal	14.552.901.876
Materiales y Suministros	774.718.563
Servicios no Personales	28.289.657.420
Otros Gastos de Instituciones Descentralizadas	970.000.000
Depreciación y Amortización	970.000.000
Otros Gastos Corrientes	33.713.320.438
Transferencias	33.713.320.438
Gastos de Capital	**259.896.838.960**
Activos Reales	259.796.838.960
Adquisición de Maquinarias y Demás Equipos	35.279.097.983
Obras de Infraestructuras - Estudios y Proyectos	203.611.020.747
Estudios y Proyectos Para Inversión en Activo Fijo	2.400.577.126
Otros Activos Reales	18.506.143.104
Activos Intangibles	100.000.000
Aplicaciones Financieras	**7.230.734.036**
Pasivos Financieros	7.230.734.036
Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.230.734.036
Disminución de Cuentas y Efectos a Pagar	7.230.734.036
Total	**345.428.171.293**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Rehabilitación de Escuelas Bolivarianas	Plantel	63
Reparación y Ampliación de Planteles de los Niveles de Preescolar, Básica, Media Diversificada y Profesional y Educación Especial	Plantel	112
Rehabilitación de Preescolares Simoncitos	Plantel	24
Dotación de Mobiliario Escolar	Plantel	580
Rehabilitación y Ampliación de Planteles Mediante Convenios con Organismos Públicos y Privados	Plantel	27
Construcción de Preescolares (Simoncitos)	Plantel	4
Construcción de Escuelas Bolivarianas	Plantel	1
Dotación de Unidad Móvil de Mantenimiento y Seguridad	Plantel	625
Adquisición	Plantel	1
Pago de Alquiler de Inmuebles Arrendados	Local	290
Indemnización	Local	3
Servicios Básicos	Local	31.000
Condominio	Inmueble	244
Elaboración de Proyectos Arquitectónicos y de Ingeniería de Edificaciones Educativas, Estructurales y de Instalaciones Sanitarias y Eléctricas	Proyecto	231

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**358**	**4.507.580.388**
Directivo	57	1.389.043.692
Profesional y Técnico	205	2.488.943.472
Administrativo	96	629.593.224
Personal Contratado	**81**	**589.260.000**
Profesional y Técnico	81	589.260.000
TOTAL	**439**	**5.096.840.388**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	9	37.800.000
III	371.236 - 421.235	4	18.979.428
IV	421.236 - 471.235	12	65.061.324
V	471.236 - 521.235	55	321.067.296
VI	521.236 - 571.235	21	133.470.888
VII	571.236 - 621.235	27	190.232.208
VIII	621.236 - 671.235	15	114.602.412
IX	671.236 - 721.235	27	223.092.384
X	721.236 - 771.235	33	294.022.908
XI	771.236 - 821.235	34	328.422.840
XII	821.236 - 871.235	11	111.798.516
XIII	871.236 - 921.235	33	355.269.096
XIV	921.236 - 971.235	22	252.637.500
XV	971.236 - 1.021.235	4	48.166.248
XVI	1.021.236 - 1.071.235	23	289.321.620
XVII	1.071.236 - MAS	109	2.312.895.720
	TOTAL	**439**	**5.096.840.388**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**17**	**186.519.864**
Jubilado	10	118.411.200
Pensionado	7	68.108.664
TOTAL	**17**	**186.519.864**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	TOTAL
4.01	7.624.855.770	1.038.045.612	946.240.911	4.943.759.583	**14.552.901.876**
4.02	76.486.492	6.830.212	8.249.035	683.152.824	**774.718.563**
4.03	1.187.217.716	9.080.000	9.270.000	27.084.089.704	**28.289.657.420**
4.04	203.622.262.638	35.813.214.841	18.883.474.981	1.577.886.500	**259.896.838.960**
4.06	4.000.000.000	3.574.528	65.249.148	3.161.910.360	**7.230.734.036**
4.07	33.526.800.574			186.519.864	**33.713.320.438**
4.08				970.000.000	**970.000.000**
TOTAL	**250.037.623.190**	**36.870.745.193**	**19.912.484.075**	**38.607.318.835**	**345.428.171.293**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	250.037.623.190
02	Proyectos	36.870.745.193
03	Conservación	19.912.484.075
04	Coordinación Administrativa	38.607.318.835
	TOTAL	**345.428.171.293**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	14.552.901.876
4.02	Materiales y Suministros	774.718.563
4.03	Servicios no Personales	28.289.657.420
4.04	Activos Reales	259.896.838.960
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.230.734.036
4.07	Transferencias	33.713.320.438
4.08	Otros Gastos de Instituciones Descentralizadas	970.000.000
	TOTAL	**345.428.171.293**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**47.864.855.360**
A. Ingresos Corrientes	47.864.855.360
Transferencias Para Financiar Gastos Corrientes	47.864.855.360
Del Sector Público	47.864.855.360
De la Administración Central	47.864.855.360
Recursos Ordinarios	47.864.855.360
B. Gastos Corrientes	**78.300.598.297**
Gastos de Consumo	44.587.277.859
Gastos de Personal	14.552.901.876
Materiales y Suministros	774.718.563
Servicios no Personales	28.289.657.420
Otros Gastos de Instituciones Descentralizadas	970.000.000
Depreciación y Amortización	970.000.000
Otros Gastos Corrientes	33.713.320.438
Transferencias	33.713.320.438
C. Resultado Económico : Ahorro/(Desahorro)	**(30.435.742.937)**
II. Cuenta Capital	
A. Recursos de Capital	**80.805.868.169**
Desahorro en la Cuenta Corriente	(30.435.742.937)
Transferencias Para Financiar Gastos de Capital	110.271.611.106
Del Sector Público	110.271.611.106
Recursos Ordinarios	89.802.500.000
Programas y Proyectos	20.469.111.106
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	970.000.000
B. Gastos de Capital	**259.896.838.960**
Activos Reales	259.796.838.960
Adquisición de Maquinarias y Demás Equipos	35.279.097.983
Obras de Infraestructura	203.611.020.747
Estudios y Proyectos Para Inversión en Activo Fijo	2.400.577.126
Otros Activos Reales	18.506.143.104
Activos Intangibles	100.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(179.090.970.791)**
III. Cuenta Financiera	
A. Recursos Financieros	**186.321.704.827**
Activos Financieros	186.321.704.827
Disminución de Cajas y Bancos	72.321.704.827
Disminución de Otros Activos Circulantes	114.000.000.000
B. Aplicaciones Financieras	**186.321.704.827**
Pasivos Financieros	7.230.734.036
Servicio de la Deuda y Disminución de Otros Pasivos	7.230.734.036
Disminución de Cuentas y Efectos a Pagar	7.230.734.036
Déficit Financiero	179.090.970.791

A0342
Fundación La Casa de Bello

FUNDACIÓN LA CASA DE BELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación La Casa de Bello tiene como misión promover actividades de investigación científica en el campo de las humanidades, especialmente en relación al marco histórico dentro del cual se desarrolló la vida de Andrés Bello.

Entre las actividades principales de la Fundación La Casa de Bello se destacan:

-Coleccionar y exhibir obras pertenecientes al ilustre sabio Andrés Bello, o a los venezolanos distinguidos de su generación.

-Contribuir a la conservación del Patrimonio Artístico y Literario del País.

Entre las metas proyectadas mas relevantes de la fundación, destacan las siguientes: Editar 1500 ejemplares del cuaderno de la fundación, publicar 1000 ejemplares del libro Testimonio Oral y Editar 1000 ejemplares de Literatura Infantil en Venezuela.

El Presupuesto de Ingresos de la Fundación La Casa de Bello para el año 2005 se sitúa en Bs. 648,7 millones, discriminados en: Bs. 632,7 millones del aporte del Ejecutivo Nacional (98,1%), Bs. 3,0 millones, ingresos por actividades propias (0,5%); Bs. 3,5 millones recursos de capital provenientes de la depreciación acumulada (0,5%), y Bs. 9,5 millones por ingresos de la propiedad (1,5%).

El presupuesto de gastos para el año 2005 asciende a Bs. 648,7 millones distribuidos en: gastos corrientes Bs. 568,6 millones; gastos de capital Bs. 68,0 millones; y aplicaciones financieras por Bs. 12,1 millones

El ejercicio económico y financiero proyectado indica un ahorro por Bs. 76,6 millones en cuenta corriente y un superávit de Bs. 12,1 millones en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**645.200.000**
Transferencias Para Financiar Gastos Corrientes	632.700.000
Del Sector Público	632.700.000
Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
Otros Ingresos Corrientes	9.500.000
Ingresos de la Propiedad	9.500.000
Recursos de Capital	**3.500.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.500.000
TOTAL	**648.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**568.589.705**
Gastos de Consumo	556.479.410
Gastos de Personal	390.345.763
Materiales y Suministros	16.659.185
Servicios no Personales	145.974.462
Otros Gastos de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
Otros Gastos Corrientes	12.110.295
Transferencias	12.110.295
Transferencias Corrientes al Sector Privado	12.110.295
Gastos de Capital	**68.000.000**
Activos Reales	68.000.000
Otros Activos Reales	68.000.000
Aplicaciones Financieras	**12.110.295**
Activos Financieros	4.405.222
Incremento de Caja y Bancos	4.405.222
Pasivos Financieros	7.705.073
Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.705.073
Disminución de Cuentas y Efectos a Pagar	7.705.073
Total	**648.700.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Publicar Libro de Testimonio Oral	Ejemplar	1.000
Editar Narrativa: Edición Metodológica	Ejemplar	1.000
Publicar Lingüística: (Cátedra Andrés Bello)	Ejemplar	1.000
Editar Historia Regional	Ejemplar	500
Publicar Literatura Oral	Ejemplar	500
Editar el cuaderno de la Fundación	Ejemplar	1.500
Publicar Narrativa y Poesía: Literatura Infantil de Venezuela	Ejemplar	1.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**15**	**129.123.528**
Directivo	1	20.235.888
Profesional y Técnico	4	46.211.268
Administrativo	5	39.480.012
Obrero	5	23.196.360
TOTAL	**15**	**129.123.528**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.651.248
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	3	19.646.036
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.068.632
X	721.236 - 771.235		
XI	771.236 - 821.235	1	9.439.416
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	1	12.265.296
XVII	1.071.236 - MAS	3	51.856.540
	TOTAL	**10**	**105.927.168**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.184.000
III	371.236 - 421.235	2	9.500.748
IV	421.236 - 471.235	1	5.511.612
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**5**	**23.196.360**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	1	5.360.184
Jubilado	1	5.360.184
TOTAL	**1**	**5.360.184**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	390.345.763		**390.345.763**
4.02	16.659.185		**16.659.185**
4.03	145.974.462		**145.974.462**
4.04	68.000.000		**68.000.000**
4.05		4.405.222	**4.405.222**
4.06		7.705.073	**7.705.073**
4.07	12.110.295		**12.110.295**
4.08		3.500.000	**3.500.000**
TOTAL	**633.089.705**	**15.610.295**	**648.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección, Administración e Investigación Científica Literaria	633.089.705
99	Partidas no Asignables a Programas	15.610.295
	TOTAL	**648.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	390.345.763
4.02	Materiales y Suministros	16.659.185
4.03	Servicios no Personales	145.974.462
4.04	Activos Reales	68.000.000
4.05	Activos Financieros	4.405.222
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.705.073
4.07	Transferencias	12.110.295
4.08	Otros Gastos de Instituciones Descentralizadas	3.500.000
	TOTAL	**648.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**645.200.000**
Transferencias Para Financiar Gastos Corrientes	632.700.000
Del Sector Público	632.700.000
De la Administración Central	632.700.000
Recursos Ordinarios	632.700.000
Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
Ventas de Libros	3.000.000
Otros Ingresos Corrientes	9.500.000
Ingresos de la Propiedad	9.500.000
Otros Ingresos de la Propiedad	9.500.000
Alquiler de Auditorium	9.500.000
B. Gastos Corrientes	**568.589.705**
Gastos de Consumo	556.479.410
Gastos de Personal	390.345.763
Materiales y Suministros	16.659.185
Servicios no Personales	145.974.462
Otros Gastos de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
Otros Gastos Corrientes	12.110.295
Transferencias	12.110.295
Transferencias Corrientes al Sector Privado	12.110.295
Pensiones y Jubilaciones	12.110.295
C. Resultado Económico : Ahorro/ (Desahorro)	**76.610.295**
II. Cuenta Capital	
A. Recursos de Capital	**80.110.295**
Ahorro en la Cuenta Corriente	76.610.295
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	3.500.000
B. Gastos de Capital	**68.000.000**
Activos Reales	68.000.000
Otros Activos Reales	68.000.000
C. Resultado Financiero : Superávit / (Déficit)	**12.110.295**
III. Cuenta Financiera	
A. Recursos Financieros	**12.110.295**
Superávit Financiero	12.110.295
B. Aplicaciones Financieras	**12.110.295**
Activos Financieros	4.405.222
Incremento de Caja y Bancos	4.405.222
Pasivos Financieros	7.705.073
Servicio de la Deuda y Disminución de Otros Pasivos	7.705.073
Disminución de Cuentas y Efectos a Pagar	7.705.073

A0350
Museo de Arte Contemporáneo de Caracas
Sofia Imber

FUNDACIÓN MUSEO DE ARTE CONTEMPORÁNEO DE CARACAS SOFIA IMBER

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo del Museo de Arte Contemporáneo de Caracas Sofía Imber, es la promoción artística mediante la exhibición permanente de obras de arte, así como la organización, programación y promoción de exposiciones artísticas temporales en su sede principal o en cualquier otro local dentro o fuera del territorio de la República.

El financiamiento de esta Fundación está conformada de la siguiente manera: Bs. 5.406,6 millones por transferencias corrientes del Sector Público; Bs. 300,0 millones por ventas de servicios (Las Tiendas MACCSI y talleres); Bs. 60,0 millones por otros ingresos diversos (alquileres, otros); Bs. 206,9 millones del fondo de depreciación y Bs. 323,7 millones de disminución de caja y bancos.

Estos recursos permitirán financiar gastos corrientes por Bs. 5.666,6 millones; gastos de capital por Bs. 100,0 millones y aplicaciones financieras por Bs. 530,6 millones

Los resultados económicos y financieros esperados reflejarán en cuenta corriente un ahorro de Bs. 100,0 millones y un superávit en cuenta capital por Bs. 206,9 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.766.600.000**
Transferencias Para Financiar Gastos Corrientes	5.406.600.000
Del Sector Público	5.406.600.000
Ingresos por Actividades Propias	300.000.000
Venta de Bienes	300.000.000
Otros Ingresos Corrientes	60.000.000
Otros Ingresos Diversos	60.000.000
Recursos de Capital	**206.936.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	206.936.000
Recursos Financieros	**323.706.749**
Activos Financieros	323.706.749
Disminución de Caja y Bancos	323.706.749
TOTAL	**6.297.242.749**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.666.600.000**
Gastos de Consumo	5.541.200.000
Gastos de Personal	3.850.896.645
Materiales y Suministros	583.367.355
Servicios no Personales	900.000.000
Otros Gastos de Instituciones Descentralizadas	206.936.000
Depreciación y Amortización	206.936.000
Otros Gastos Corrientes	125.400.000
Transferencias	125.400.000
Gastos de Capital	**100.000.000**
Activos Reales	100.000.000
Adquisición de Maquinarias y Demás Equipos	100.000.000
Aplicaciones Financieras	**530.642.749**
Activos Financieros	20.449.410
Incremento de Inversiones y Efectos a Cobrar	20.449.410
Pasivos Financieros	510.193.339
Servicio de la Deuda Pública y Disminución de Otros Pasivos	510.193.339
Disminución de Cuentas y Efectos a Pagar	510.193.339
Total	**6.297.242.749**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Adquisición de Obras Nacionales	Obra	15
Restaurar Obras de la Colección	Restauración	12
Exposiciones de Tipo A	Exposición	44
Talleres Guiados	Taller	60
Visitas Guiadas	Visita	300
Promoción y Difusión de la Programación y Eventos	Promoción	84
Biblioteca Pública de Arte: Consultas	Consulta	40.000
MACCSIBUS: Servicio y Traslado a Instituciones Educativas y Comunidades	Taller Guiado	384

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**183**	**1.476.085.284**
Directivo	5	155.989.704
Profesional y Técnico	65	728.034.384
Administrativo	113	592.061.196
Personal Contratado	**12**	**99.696.576**
Profesional y Técnico	12	99.696.576
TOTAL	**195**	**1.575.781.860**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	8.328.223
II	321.236 - 371.235		
III	371.236 - 421.235	54	253.274.808
IV	421.236 - 471.235	33	176.931.300
V	471.236 - 521.235		
VI	521.236 - 571.235	16	100.561.690
VII	571.236 - 621.235	9	62.054.268
VIII	621.236 - 671.235		
IX	671.236 - 721.235	20	165.172.176
X	721.236 - 771.235		
XI	771.236 - 821.235	15	145.454.802
XII	821.236 - 871.235		
XIII	871.236 - 921.235	17	181.899.281
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	9	114.739.577
XVII	1.071.236 - MAS	19	367.365.735
	TOTAL	**195**	**1.575.781.860**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**18**	**125.400.000**
Jubilado	18	125.400.000
TOTAL	**18**	**125.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	3.850.896.645		**3.850.896.645**
4.02	583.367.355		**583.367.355**
4.03	900.000.000		**900.000.000**
4.04	100.000.000		**100.000.000**
4.05	20.449.410		**20.449.410**
4.06	510.193.339		**510.193.339**
4.07	125.400.000		**125.400.000**
4.08		206.936.000	**206.936.000**
TOTAL	**6.090.306.749**	**206.936.000**	**6.297.242.749**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Museo de Arte Contemporáneo de Caracas Sofía Imber	6.090.306.749
99	Partidas no Asignables a Programas	206.936.000
	TOTAL	**6.297.242.749**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.850.896.645
4.02	Materiales y Suministros	583.367.355
4.03	Servicios no Personales	900.000.000
4.04	Activos Reales	100.000.000
4.05	Activos Financieros	20.449.410
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	510.193.339
4.07	Transferencias	125.400.000
4.08	Otros Gastos de Instituciones Descentralizadas	206.936.000
	TOTAL	**6.297.242.749**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**5.766.600.000**
A. Ingresos Corrientes	5.406.600.000
Transferencias Para Financiar Gastos Corrientes	5.406.600.000
Del Sector Público	5.406.600.000
De Entes Descentralizados	5.406.600.000
Recursos Ordinarios	300.000.000
Ingresos por Actividades Propias	300.000.000
Venta de Bienes	300.000.000
Tiendas	60.000.000
Otros Ingresos Corrientes	60.000.000
Otros Ingresos Diversos	**5.666.600.000**
B. Gastos Corrientes	5.541.200.000
Gastos de Consumo	3.850.896.645
Gastos de Personal	583.367.355
Materiales y Suministros	900.000.000
Servicios no Personales	206.936.000
Otros Gastos de Instituciones Descentralizadas	206.936.000
Depreciación y Amortización	125.400.000
Otros Gastos Corrientes	125.400.000
Transferencias	**100.000.000**
C. Resultado Económico : Ahorro/(Desahorro)	
II. Cuenta Capital	**306.936.000**
A. Recursos de Capital	100.000.000
Ahorro en la Cuenta Corriente	
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	206.936.000
	100.000.000
B. Gastos de Capital	100.000.000
Activos Reales	100.000.000
Adquisición de Maquinarias y Demás Equipos	**206.936.000**
C. Resultado Financiero : Superávit(Déficit)	
III. Cuenta Financiera	**530.642.749**
A. Recursos Financieros	323.706.749
Activos Financieros	323.706.749
Disminución de Cajas y Bancos	206.936.000
Superávit Financiero	**530.642.749**
B. Aplicaciones Financieras	20.449.410
Activos Financieros	20.449.410
Incremento de Cuentas y Efectos a Cobrar	510.193.339
Pasivos Financieros	510.193.339
Servicio de la Deuda y Disminución de Otros Pasivos	510.193.339
Disminución de Cuentas y Efectos a Pagar	

A0371
Fundación Vicente Emilio Sojo

FUNDACIÓN VICENTE EMILIO SOJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Vicente Emilio Sojo (FUNVES) fue creada mediante Decreto Ley N° 1.339 de fecha 05 de noviembre de 1986, publicada en Gaceta Oficial N° 33.592, del 06/11/86 y su actividad principal es la búsqueda de la integración latinoamericana a través de la música, así como el estudio y la difusión de la música venezolana y latinoamericana, con especial énfasis en la vida y obra del maestro Vicente Emilio.

Entre las metas más importantes planteadas para el año 2005, la Fundación tiene estimado realizar 48 programaciones especiales de radios sobre la música venezolana, latinoamericana y del caribe, 12 publicaciones, 12 proyectos de investigación, 12 digitalización de partituras, 72 talleres de interpretación pianística y vocal, 1 concurso de música y la visita de 1.200 usuarios al centro de documentación y biblioteca de la Fundación.

Para el ejercicio fiscal 2005, la Fundación Vicente Emilio Sojo estima financiar sus gastos con un total de recursos que ascienden a la cantidad de Bs. 690,1 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 673,6 millones (97,6%) y los Recursos de Capital integrados por la depreciación anual Bs. 16,5 millones (2,4%).

En relación al presupuesto de gastos se estima en Bs. 690,1 millones, distribuidos en Gastos Corrientes por Bs. 681,1 millones (98,7%) e Inversión en Activos Fijos Bs. 9,0 millones (1,3%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 7,5 millones y un resultado financiero equilibrado, luego de considerar una inversión real de Bs. 9,0 millones que permitirá realizar compras de maquinarias y equipos diversos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**673.620.024**
Transferencias Para Financiar Gastos Corrientes	648.620.000
Del Sector Público	648.620.000
Ingresos por Actividades Propias	19.000.024
Venta de Bienes	19.000.024
Otros Ingresos Corrientes	6.000.000
Ingresos de la Propiedad	6.000.000
Recursos de Capital	**16.521.012**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.521.012
TOTAL	**690.141.036**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**681.141.036**
Gastos de Consumo	658.693.752
Gastos de Personal	323.382.960
Materiales y Suministros	22.773.108
Servicios no Personales	296.016.672
Otros Gastos de Instituciones Descentralizadas	16.521.012
Depreciación y Amortización	16.521.012
Otros Gastos Corrientes	22.447.284
Transferencias	22.447.284
Gastos de Capital	**9.000.000**
Activos Reales	6.600.000
Adquisición de Maquinarias y Demás Equipos	6.600.000
Activos Intangibles	2.400.000
Total	**690.141.036**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programación Especial de Radio	Programa	48
Publicaciones	Publicación	12
Investigaciones	Diagnóstico	12
Centro de Documentación y Biblioteca	Usuario	1.200
Digitalización de Partituras	Digitalización	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**12**	**114.419.607**
Directivo	1	21.559.581
Profesional y Técnico	4	48.130.364
Administrativo	3	29.310.382
Obrero	4	15.419.280
Personal Contratado	**6**	**28.000.000**
Profesional y Técnico	6	28.000.000
TOTAL	**18**	**142.419.607**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	6	28.000.000
III	371.236 - 421.235	1	5.400.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	2	14.320.800
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	12.751.200
XVI	1.021.236 - 1.071.235	4	66.528.327
XVII	1.071.236 - MAS		
	TOTAL	**14**	**127.000.327**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	4	15.419.280
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	4	**15.419.280**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	1	**16.137.519**
Jubilado	1	16.137.519
Obrero	1	**5.139.761**
Pensionado	1	5.139.761
TOTAL	2	**21.277.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	323.382.960		**323.382.960**
4.02	22.773.108		**22.773.108**
4.03	296.016.672		**296.016.672**
4.04	9.000.000		**9.000.000**
4.07	22.447.284		**22.447.284**
4.08		16.521.012	**16.521.012**
TOTAL	**673.620.024**	**16.521.012**	**690.141.036**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	673.620.024
99	Partidas no Asignables a Programas	16.521.012
	TOTAL	**690.141.036**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	323.382.960
4.02	Materiales y Suministros	22.773.108
4.03	Servicios no Personales	296.016.672
4.04	Activos Reales	9.000.000
4.07	Transferencias	22.447.284
4.08	Otros Gastos de Instituciones Descentralizadas	16.521.012
	TOTAL	**690.141.036**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**673.620.024**
Transferencias Para Financiar Gastos Corrientes	648.620.000
Del Sector Público	648.620.000
De Entes Descentralizados	648.620.000
(Recursos Ordinarios)	648.620.000
Ingresos por Actividades Propias	19.000.024
Venta de Bienes	19.000.024
Venta de libros y revistas musicales, CD; entre otros	19.000.024
Otros Ingresos Corrientes	6.000.000
Ingresos de la Propiedad	6.000.000
Intereses por Dinero en Depósitos	6.000.000
B. Gastos Corrientes	**681.141.036**
Gastos de Consumo	658.693.752
Gastos de Personal	323.382.960
Materiales y Suministros	22.773.108
Servicios no Personales	296.016.672
Otros Gastos de Instituciones Descentralizadas	16.521.012
Depreciación y Amortización	16.521.012
Otros Gastos Corrientes	22.447.284
Transferencias	22.447.284
C. Resultado Económico: Ahorro/(Desahorro)	**(7.521.012)**
II. Cuenta Capital	
A. Recursos de Capital	**9.000.000**
Desahorro en la Cuenta Corriente	(7.521.012)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	16.521.012
B. Gastos de Capital	**9.000.000**
Activos Reales	6.600.000
Adquisición de Maquinarias y Demás Equipos	6.600.000
Activos Intangibles	2.400.000
C. Resultado Financiero: Equilibrado	

A0372
Fundación Teresa Carreño

FUNDACIÓN TERESA CARREÑO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Teresa Carreño fue creada mediante Decreto Ley N° 677 de fecha 21 de junio de 1985, publicada en la Gaceta Oficial N° 35.574, que consta en resolución N° 136 de fecha 17 de mayo de 1995 emanada del CONAC; su actividad principal es promover y difundir los valores de las artes escénicas mediante la programación y realización de espectáculos de alta calidad, dirigidos a públicos diversos.

Entre las metas más importantes planteadas para el año 2005, la Fundación tiene programado la realización de 500 visitas guiadas, ejecutar 94 actividades sobre la educación y extensión cultural a través de cursos, charlas, talleres, conferencias, foros, cuenta cuentos, actividades infantiles, didácticas y recreativas, atender 2.420 espectadores del programa de educación y extensión cultural, coordinar y montar 350 espectáculos independientes.

Para el ejercicio fiscal 2005, la Fundación Teresa Carreño estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 14.228,1 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 12.781,7 millones (89,8%), Recursos Financieros Bs. 788,8 millones (5,6%) y los Recursos de Capital Bs. 657,6 millones (4,6%).

El presupuesto de gasto se estima en Bs. 14.228,1 millones, distribuidos en gastos corrientes por Bs. 13.808,1 millones (97,0%), aplicaciones financieras Bs. 300,0 millones (2,1%) y gastos de capital por Bs. 120,0 millones (0,8%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 1.026,4 millones y un déficit financiero en la cuenta capital de Bs. 488,8 millones. El déficit será atendido con disponibilidad de caja y bancos y disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**12.781.700.000**
Transferencias Para Financiar Gastos Corrientes	11.175.800.000
Del Sector Público	11.175.800.000
Ingresos por Actividades Propias	1.590.000.000
Venta de Servicios	1.590.000.000
Otros Ingresos Corrientes	15.900.000
Otros Ingresos Diversos	15.900.000
Recursos de Capital	**657.600.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	657.600.000
Recursos Financieros	**788.809.239**
Activos Financieros	788.809.239
Disminución de Caja y Bancos	778.809.239
Disminución de Cuentas y Efectos a Cobrar	10.000.000
TOTAL	**14.228.109.239**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**13.808.109.239**
Gastos de Consumo	13.542.598.881
Gastos de Personal	10.718.889.368
Materiales y Suministros	555.234.000
Servicios no Personales	1.595.875.513
Otros Gastos de Instituciones Descentralizadas	672.600.000
Depreciación y Amortización	657.600.000
Perdidas Ajenas a la Operación	15.000.000
Otros Gastos Corrientes	265.510.358
Transferencias	265.510.358
Gastos de Capital	**120.000.000**
Activos Reales	120.000.000
Adquisición de Maquinarias y Demás Equipos	120.000.000
Aplicaciones Financieras	**300.000.000**
Pasivos Financieros	300.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.000.000
Disminución de Cuentas y Efectos a Pagar	300.000.000
Total	**14.228.109.239**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Desarrollar el Programa de Visitas Guiadas	Visita	500
Desarrollar el Programa de Planes Vacacionales Institucionales	Plan	4
Desarrollar el Programa de Ensayos Abiertos	Ensayo	26
Ejecutar el Programa de Educación y Extensión Cultural:	Programa	94
Actividades Didácticas (cursos - Talleres)	Actividad	30
Actividades Informativas (conferencias - Foros - Charlas)	Actividad	30
Actividades Infantiles (didácticas - Cuenta Cuentos - Recreativas)	Actividad	34
Ejecutar el Programa de Espectáculos y Eventos Realizados en los Espacios Alternos	Programa	12
Espectáculos y Eventos Realizados en los Espacios Alternos	Espect/evento	142
Espectáculos de Opera y Zarzuela	Función	3
Espectáculos de Ballet y Danza	Función	19
Espectáculos Sinfónico-corales	Función	39
Espectáculos Musicales	Función	38
Conciertos de Orquestas	Función	157
Otros Eventos y Espectáculos	Función	94
Eventos Institucionales (conferencias - Seminarios - Foros - Congresos)	Función	51

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**392**	**3.302.482.440**
Directivo	47	931.102.692
Profesional y Técnico	200	1.533.357.108
Administrativo	82	502.050.048
Obrero	63	335.972.592
Personal Contratado	**30**	**279.824.400**
Profesional y Técnico	30	279.824.400
TOTAL	**422**	**3.582.306.840**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	6	23.128.920
II	321.236 - 371.235	59	243.162.444
III	371.236 - 421.235	23	107.947.200
IV	421.236 - 471.235	25	131.733.648
V	471.236 - 521.235	16	97.815.048
VI	521.236 - 571.235	8	51.985.104
VII	571.236 - 621.235	40	283.061.028
VIII	621.236 - 671.235	30	235.073.460
IX	671.236 - 721.235	7	59.402.124
X	721.236 - 771.235	7	61.968.876
XI	771.236 - 821.235	35	327.003.756
XII	821.236 - 871.235	1	10.230.096
XIII	871.236 - 921.235	1	11.052.264
XIV	921.236 - 971.235	10	114.412.236
XV	971.236 - 1.021.235	7	83.449.932
XVI	1.021.236 - 1.071.235	24	301.244.184
XVII	1.071.236 - MAS	60	1.103.663.928
	TOTAL	**359**	**3.246.334.248**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	22	92.818.860
III	371.236 - 421.235	8	37.353.324
IV	421.236 - 471.235	11	56.912.544
V	471.236 - 521.235	2	11.873.088
VI	521.236 - 571.235	12	78.516.240
VII	571.236 - 621.235	5	34.776.540
VIII	621.236 - 671.235	3	23.721.996
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**63**	**335.972.592**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**26**	**159.451.206**
Jubilado	22	122.432.246
Pensionado	4	37.018.960
Obrero	**10**	**52.459.148**
Jubilado	9	47.255.141
Pensionado	1	5.204.007
TOTAL	**36**	**211.910.354**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	6.936.026.926	3.782.862.442		**10.718.889.368**
4.02	456.360.000	98.874.000		**555.234.000**
4.03	1.579.175.513	16.700.000		**1.595.875.513**
4.04	120.000.000			**120.000.000**
4.06			300.000.000	**300.000.000**
4.07	265.510.358			**265.510.358**
4.08			672.600.000	**672.600.000**
TOTAL	**9.357.072.797**	**3.898.436.442**	**972.600.000**	**14.228.109.239**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Ejecutiva	9.357.072.797
02	Programación y Proyectos Artísticos	3.898.436.442
99	Partidas no Asignables a Programas	972.600.000
	TOTAL	**14.228.109.239**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	10.718.889.368
4.02	Materiales y Suministros	555.234.000
4.03	Servicios no Personales	1.595.875.513
4.04	Activos Reales	120.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.000.000
4.07	Transferencias	265.510.358
4.08	Otros Gastos de Instituciones Descentralizadas	672.600.000
	TOTAL	**14.228.109.239**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.781.700.000**
Transferencias Para Financiar Gastos Corrientes	11.175.800.000
Del Sector Público	11.175.800.000
De Entes Descentralizados	11.175.800.000
Recursos Ordinarios	11.175.800.000
Ingresos por Actividades Propias	1.590.000.000
Venta de Servicios	1.590.000.000
Espectáculos Presentados en la Sala Ríos Reyna	1.300.000.000
Espectáculos Presentados en la José Félix Ribas	159.000.000
Alquiler de Espacios Alternos, Locales Comerciales y Salas de Ensayos	112.000.000
Extensión Cultural y Otros Servicios	19.000.000
Otros Ingresos Corrientes	15.900.000
Otros Ingresos Diversos	15.900.000
B. Gastos Corrientes	**13.808.109.239**
Gastos de Consumo	13.542.598.881
Gastos de Personal	10.718.889.368
Materiales y Suministros	555.234.000
Servicios no Personales	1.595.875.513
Otros Gastos de Instituciones Descentralizadas	672.600.000
Depreciación y Amortización	657.600.000
Pérdidas Ajenas a la Operación	15.000.000
Otros Gastos Corrientes	265.510.358
Transferencias	265.510.358
Transferencias Corrientes al Sector Privado	265.510.358
Pensiones y Jubilaciones	265.510.358
C. Resultado Económico : Ahorro/(Desahorro)	**(1.026.409.239)**
II. Cuenta Capital	
A. Recursos de Capital	**(368.809.239)**
Desahorro en la Cuenta Corriente	(1.026.409.239)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	657.600.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**120.000.000**
Activos Reales	120.000.000
Adquisición de Maquinarias y Demás Equipos	120.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(488.809.239)**
III. Cuenta Financiera	
A. Recursos Financieros	**788.809.239**
Activos Financieros	788.809.239
Disminución de Cajas y Bancos	778.809.239
Disminución de Cuentas y Efectos a Cobrar	10.000.000
B. Aplicaciones Financieras	**788.809.239**
Pasivos Financieros	300.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	300.000.000
Disminución de Cuentas y Efectos a Pagar	300.000.000
Déficit Financiero	488.809.239

A0373
Fundación Centro de Estudios
Latinoamericanos Rómulo Gallegos

FUNDACIÓN CENTRO DE ESTUDIOS LATINOAMERICANOS RÓMULO GALLEGOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Centro de Estudios Latinoamericanos "Rómulo Gallegos" (CELARG) tiene como objetivo principal el estudio, investigación e integración latinoamericana a través de la cultura; así como la difusión del pensamiento latinoamericano, con énfasis en la vida y obra de Rómulo Gallegos.

Para el ejercicio fiscal 2005, la Fundación estima realizar las siguientes metas: realizar 45 Programas radiales" Todo es América"; dictar 48 talleres de expresión literaria y actualidad cultural; participar en la feria internacional del libro, asistir a 10 congresos nacionales e internacionales, asistir al seminario interdisciplinario sobre integración Latinoamérica, realizar 205 espectáculos(música, teatro, danza) y atender 23.193 usuarios a través de la institución e infocentro.

El CELARG, para alcanzar sus metas dispone de un financiamiento de Bs. 4.288,7 millones, de los cuales Bs. 4.114,4 millones (95,9%) son Ingresos Corrientes, Bs. 169,4 millones (4,0%) Recursos Financieros y Bs. 4,8 millones (0,1%) Recursos de Capital

El presupuesto de gasto se estima en Bs. 4.288,7 millones, distribuidos en Gastos Corrientes por Bs. 4.126,9 millones (96,2%), Aplicaciones Financieras Bs. 113,6 millones (2,6%) y Gastos de Capital por Bs. 48,1 millones (1,1%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 12,5 millones y un déficit financiero en la cuenta capital de Bs. 55,8 millones. El déficit será atendido con disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.114.405.677**
Transferencias Para Financiar Gastos Corrientes	3.500.000.000
Del Sector Público	3.500.000.000
Ingresos por Actividades Propias	614.405.677
Venta de Bienes	614.405.677
Recursos de Capital	**4.810.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.810.000
Recursos Financieros	**169.438.939**
Activos Financieros	169.438.939
Disminución de Cuentas y Efectos a Cobrar	32.425.712
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	137.013.227
TOTAL	**4.288.654.616**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.126.928.483**
Gastos de Consumo	4.053.108.532
Gastos de Personal	3.128.985.599
Materiales y Suministros	208.791.133
Servicios no Personales	710.521.800
Otros Gastos de Instituciones Descentralizadas	4.810.000
Depreciación y Amortización	4.810.000
Otros Gastos Corrientes	73.819.951
Transferencias	73.819.951
Gastos de Capital	**48.100.000**
Activos Reales	48.100.000
Repuestos y Reparaciones Mayores	18.000.000
Adquisición de Maquinarias y Demás Equipos	30.100.000
Aplicaciones Financieras	**113.626.133**
Pasivos Financieros	113.626.133
Servicio de la Deuda Pública y Disminución de Otros Pasivos	113.626.133
Disminución de Cuentas y Efectos a Pagar	113.626.133
Total	**4.288.654.616**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programa Radial "Todo es América"	Programa	45
Premios	Premio	3
Talleres de Expresión Literaria- y de Actualidad Cultural	Taller	48
Participación en la Feria Internacional del Libro	Evento	1
Asistencia a Congreso Nacional -internacional	Congreso	10
Construcción de la Ciudadanía en la Historia de la Modernidad Latinoamericana	Informe de Avance	40
Jornadas de Conferencias "Construir la Convivencia" y "Actualidad Cultural"	Conferencia	22
Seminario Interdisciplinario Sobre Integración Latinoamericana	Seminario	1
Espectáculos Escénicos (música, Teatro, Danza, Preformase)	Evento	205
Exposiciones Salas R.G; N.G.; A.U.P.	Exposición	9
Proceso. técnicos (registro de Libros)	Registro	4.817
Atención al Usuario Biblioteca e Infocentro	Usuario	23.193
Canje y Donaciones	Canje - Donación	40
Adquisición de Títulos (monografías)	Libros	360
Suscripción de Revistas Especializadas	Titulo	8
Exposición de Material Bibliohermográfico	Exposición	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**90**	**1.074.803.800**
Directivo	8	274.260.982
Profesional y Técnico	47	596.263.005
Administrativo	18	128.212.670
Obrero	17	76.067.143
TOTAL	**90**	**1.074.803.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	18	128.212.670
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	47	596.263.005
XVII	1.071.236 - MAS	8	274.260.982
	TOTAL	**73**	**998.736.657**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	17	76.067.143
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**17**	**76.067.143**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**3**	**64.819.951**
Jubilado	3	64.819.951
TOTAL	**3**	**64.819.951**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	1.913.950.808	250.145.038	617.042.424	347.847.329		**3.128.985.599**
4.02	144.141.133	4.250.000	56.400.000	4.000.000		**208.791.133**
4.03	641.076.800	48.445.000	17.800.000	3.200.000		**710.521.800**
4.04	22.500.000			25.600.000		**48.100.000**
4.06					113.626.133	**113.626.133**
4.07	73.819.951					**73.819.951**
4.08					4.810.000	**4.810.000**
TOTAL	**2.795.488.692**	**302.840.038**	**691.242.424**	**380.647.329**	**118.436.133**	**4.288.654.616**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración	2.795.488.692
02	Investigación	302.840.038
03	Cursos Libres	691.242.424
04	Bibliotecas	380.647.329
99	Partidas no Asignables a Programas	118.436.133
	TOTAL	**4.288.654.616**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.128.985.599
4.02	Materiales y Suministros	208.791.133
4.03	Servicios no Personales	710.521.800
4.04	Activos Reales	48.100.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	113.626.133
4.07	Transferencias	73.819.951
4.08	Otros Gastos de Instituciones Descentralizadas	4.810.000
	TOTAL	**4.288.654.616**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.114.405.677**
Transferencias Para Financiar Gastos Corrientes	3.500.000.000
Del Sector Público	3.500.000.000
De la Administración Central	3.500.000.000
Recursos Ordinarios	3.500.000.000
Ingresos por Actividades Propias	614.405.677
Venta de Bienes	614.405.677
Alquiler de Locales, Salas y Teatros	254.695.067
Convenio Cinemateca	36.550.224
Coproducción Cursos y Seminarios	310.000.000
Servicio de Biblioteca, Ventas de Libros, Exposiciones y Otros	13.160.386
B. Gastos Corrientes	**4.126.928.483**
Gastos de Consumo	4.053.108.532
Gastos de Personal	3.128.985.599
Materiales y Suministros	208.791.133
Servicios no Personales	710.521.800
Otros Gastos de Instituciones Descentralizadas	4.810.000
Depreciación y Amortización	4.810.000
Otros Gastos Corrientes	73.819.951
Transferencias	73.819.951
C. Resultado Económico : Ahorro/(Desahorro)	**(12.522.806)**
II. Cuenta Capital	
A. Recursos de Capital	**(7.712.806)**
Desahorro en la Cuenta Corriente	(12.522.806)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.810.000
B. Gastos de Capital	**48.100.000**
Activos Reales	48.100.000
Repuestos y Reparaciones Mayores	18.000.000
Adquisición de Maquinarias y Demás Equipos	30.100.000
C. Resultado Financiero : Superávit / (Déficit)	**(55.812.806)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**169.438.939**
Activos Financieros	169.438.939
Disminución de Cuentas y Efectos a Cobrar	32.425.712
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	137.013.227
B. Aplicaciones Financieras	**169.438.939**
Pasivos Financieros	113.626.133
Servicio de la Deuda y Disminución de Otros Pasivos	113.626.133
Disminución de Cuentas y Efectos a Pagar	113.626.133
Déficit Financiero	55.812.806

A0374
Fundación Kuai-Mare del Libro Venezolano

FUNDACIÓN KUAI-MARE DEL LIBRO VENEZOLANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Kuai-Mare del Libro Venezolano, tiene como misión la distribución y venta de libros venezolanos y de organizaciones internacionales, así como, de bienes y libros culturales de América Latina y el Caribe.

La actividad principal de la Fundación es la de comercializar, distribuir, vender y promocionar los libros venezolanos, latinoamericanos y del caribe.

De las metas más relevantes para la Fundación, destacan las siguientes: dictar 12 talleres de capacitación de libreros; realizar 3 foros; vender 150.000 libros; establecer 20 alianzas con librerías privadas a nivel nacional; crear 1 programa para la venta de libros; establecer 6 convenios institucionales; programar la presentación de 12 libros; presentar 8 recitales; 4 homenajes para escritores y atender 28.000 clientes.

La Fundación, para el logro de sus metas dispone de un financiamiento de Bs. 2.012,0 millones, de los cuales Bs. 1.267,0 millones (63,0%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 600,0 millones (29,8%), recursos de capital Bs. 28,3 millones (1,4%) provenientes de la reserva de depreciación y Bs. 116,7 millones (5,8%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 1.751,7 millones (87,1%), inversión en activos fijos por Bs. 86,3 millones (4,3%) y transacciones financieras por Bs. 174,0 millones (8,6%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.867.020.000**
Transferencias Para Financiar Gastos Corrientes	1.267.020.000
Del Sector Público	1.267.020.000
Ingresos por Actividades Propias	600.000.000
Venta de Bienes	600.000.000
Recursos de Capital	**28.304.628**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.304.628
Recursos Financieros	**116.686.830**
Activos Financieros	116.686.830
Disminución de Caja y Bancos	79.000.000
Disminución de Cuentas y Efectos a Cobrar	31.268.792
Disminución de Otros Activos Circulantes	6.418.038
TOTAL	**2.012.011.458**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.751.693.798**
Gastos de Consumo	1.751.693.798
Gastos de Personal	1.216.494.257
Materiales y Suministros	62.350.000
Servicios no Personales	365.544.913
Otros Gastos de Instituciones Descentralizadas	107.304.628
Depreciación y Amortización	28.304.628
Descuentos, Bonificaciones y Devoluciones	79.000.000
Gastos de Capital	**86.300.000**
Activos Reales	86.300.000
Adquisición de Maquinarias y Demás Equipos	86.300.000
Aplicaciones Financieras	**174.017.660**
Activos Financieros	37.686.830
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	37.686.830
Pasivos Financieros	136.330.830
Servicio de la Deuda Pública y Disminución de Otros Pasivos	136.330.830
Disminución de Cuentas y Efectos a Pagar	136.330.830
Total	**2.012.011.458**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Taller de capacitación de libreros	Taller	12
Foros	Foro	3
Ventas de libros	Libro	150.000
Realizar alianzas con librerías privadas a nivel nacional	Alianza	20
Creación de un Programa para la venta de libros	Programa	1
Convenios institucionales	Convenio	6
Presentación de libros	Presentación	12
Recitales	Recital	8
Homenajes a escritores	Homenaje	4
Clientes atendidos	Cliente	28.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**54**	**399.904.099**
Directivo	11	200.082.624
Profesional y Técnico	4	27.011.016
Administrativo	39	172.810.459
Personal Contratado	**27**	**195.371.900**
Profesional y Técnico	6	63.600.000
Administrativo	21	131.771.900
TOTAL	**81**	**595.275.999**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	32	137.136.139
II	321.236 - 371.235	4	19.100.559
III	371.236 - 421.235	3	16.245.576
IV	421.236 - 471.235	1	5.771.900
V	471.236 - 521.235	24	153.338.817
VI	521.236 - 571.235		
VII	571.236 - 621.235	2	15.600.000
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	4	48.000.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	11	200.083.008
XVII	1.071.236 - MAS		
	TOTAL	**81**	**595.275.999**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	599.485.942	97.153.668	519.854.647		**1.216.494.257**
4.02	27.250.000	8.750.000	26.350.000		**62.350.000**
4.03	281.744.913	45.900.000	37.900.000		**365.544.913**
4.04	4.300.000	24.800.000	57.200.000		**86.300.000**
4.05	37.686.830				**37.686.830**
4.06				136.330.830	**136.330.830**
4.08				107.304.628	**107.304.628**
TOTAL	**950.467.685**	**176.603.668**	**641.304.647**	**243.635.458**	**2.012.011.458**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Comercialización del Libro	950.467.685
02	Estrategias Comunicacionales	176.603.668
03	Red de Librerías	641.304.647
99	Partidas no Asignables a Programas	243.635.458
	TOTAL	**2.012.011.458**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.216.494.257
4.02	Materiales y Suministros	62.350.000
4.03	Servicios no Personales	365.544.913
4.04	Activos Reales	86.300.000
4.05	Activos Financieros	37.686.830
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	136.330.830
4.08	Otros Gastos de Instituciones Descentralizadas	107.304.628
	TOTAL	**2.012.011.458**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.867.020.000**
Transferencias Para Financiar Gastos Corrientes	1.267.020.000
Del Sector Público	1.267.020.000
De la Administración Central	1.267.020.000
Recursos Ordinarios	1.267.020.000
Ingresos por Actividades Propias	600.000.000
Venta de Bienes	600.000.000
	600.000.000
B. Gastos Corrientes	**1.751.693.798**
Gastos de Consumo	1.751.693.798
Gastos de Personal	1.216.494.257
Materiales y Suministros	62.350.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Servicios no Personales	365.544.913
Otros Gastos de Instituciones Descentralizadas	107.304.628
Depreciación y Amortización	28.304.628
Descuentos, Bonificaciones y Devoluciones	79.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**115.326.202**
II. Cuenta Capital	
A. Recursos de Capital	**143.630.830**
Ahorro en la Cuenta Corriente	115.326.202
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	28.304.628
B. Gastos de Capital	**86.300.000**
Activos Reales	86.300.000
Adquisición de Maquinarias y Demás Equipos	86.300.000
C. Resultado Financiero : Superávit/(Déficit)	**57.330.830**
III. Cuenta Financiera	
A. Recursos Financieros	**174.017.660**
Activos Financieros	116.686.830
Disminución de Cajas y Bancos	79.000.000
Disminución de Cuentas y Efectos a Cobrar	31.268.792
Disminución de Otros Activos Circulantes	6.418.038
Superávit Financiero	57.330.830
B. Aplicaciones Financieras	**174.017.660**
Activos Financieros	37.686.830
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	37.686.830
Pasivos Financieros	136.330.830
Servicio de la Deuda y Disminución de Otros Pasivos	136.330.830
Disminución de Cuentas y Efectos a Pagar	136.330.830

A0375
Fundación Casa del Artista

FUNDACIÓN CASA DEL ARTISTA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Casa del Artista tiene como objetivos fomentar el desarrollo del artista del espectáculo a todos los niveles artísticos, radio, cine, teatro y televisión; así como cooperar con otras instituciones del país en la promoción de los espectáculos, y participar en acciones a escala internacional que tiendan a la divulgación del artista nacional, entre otras.

Entre las metas más importantes planteadas para el año 2005, la Fundación tiene estimado realizar 20 talleres de formación y extensión profesional, ejecutar 24 programas de asistencia integral al artista (asistencia socio-económica), realizar eventos y espectáculos independientes, tales como 22 conferencias y charlas, 37 shows musicales, 51 espectáculos teatrales, 37 presentaciones de ballet y danza y otros eventos y espectáculos relacionados con el artista.

La Fundación Casa del Artista para alcanzar las metas dispone de un financiamiento de Bs. 1.556,1 millones, los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 1.397,8 millones (89,8%); Recursos Financieros Bs. 138,4 millones (8,9%) y los Recursos de Capital Bs. 19,9 millones (1,3%).

El presupuesto de gastos se estima en Bs. 1.556,1 millones, distribuidos en Gastos Corrientes por Bs. 1.360,6 millones (87,5%), Inversión en Activos Fijos Bs. 95,5 millones (6,1%) y aplicaciones financieras Bs. 100,0 millones (6,4%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 37,2 millones y un déficit financiero en la cuenta capital de Bs. 38,4 millones, luego de considerar una inversión real de Bs. 95,5 millones que permitirá la compra de repuestos y reparaciones mayores, adquisición de maquinarias y equipos diversos y activos intangibles. El déficit será atendido con disponibilidad de caja y bancos y disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.397.800.000**
Transferencias Para Financiar Gastos Corrientes	522.500.000
Del Sector Público	522.500.000
Ingresos por Actividades Propias	461.300.000
Venta de Servicios	461.300.000
Otros Ingresos Corrientes	414.000.000
Ingresos de la Propiedad	414.000.000
Recursos de Capital	**19.920.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.920.000
Recursos Financieros	**138.380.679**
Activos Financieros	138.380.679
Disminución de Caja y Bancos	55.000.000
Disminución de Cuentas y Efectos a Cobrar	50.372.346
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	33.008.333
TOTAL	**1.556.100.679**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.360.600.679**
Gastos de Consumo	1.352.600.679
Gastos de Personal	939.730.679
Materiales y Suministros	110.800.000
Servicios no Personales	282.150.000
Otros Gastos de Instituciones Descentralizadas	19.920.000
Depreciación y Amortización	19.920.000
Otros Gastos Corrientes	8.000.000
Transferencias	8.000.000
Gastos de Capital	**95.500.000**
Activos Reales	83.500.000
Repuestos y Reparaciones Mayores	34.500.000
Adquisición de Maquinarias y Demás Equipos	31.000.000
Otros Activos Reales	18.000.000
Activos Intangibles	12.000.000
Aplicaciones Financieras	**100.000.000**
Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar	100.000.000
Total	**1.556.100.679**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Ejecución Programa de Asistencia Integral al Artista (asistencia Socio-económica)	Artista Atendido	24
Ejecución Programa Permanente de Formación y Extensión Profesional (terceros)	Taller	20
Conferencias y Charlas	Conferencia - Charla	22
Shows Musicales	Espectáculo	37
Espectáculos Teatrales	Espectáculo	51
Ballet y Danza	Función	37
Otros Eventos y Espectáculos	Evento	53

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**42**	**250.962.012**
Directivo	2	36.000.000
Profesional y Técnico	20	129.538.272
Administrativo	13	58.440.000
Obrero	7	26.983.740
Personal Contratado	**3**	**30.375.000**
Profesional y Técnico	3	30.375.000
TOTAL	**45**	**281.337.012**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	11	46.200.000
III	371.236 - 421.235	5	24.168.000
IV	421.236 - 471.235	8	42.000.000
V	471.236 - 521.235	2	12.000.000
VI	521.236 - 571.235	1	6.534.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	4	32.788.800
X	721.236 - 771.235	1	8.820.000
XI	771.236 - 821.235		
XII	821.236 - 871.235	3	30.375.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	3	51.467.472
	TOTAL	**38**	**254.353.272**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	7	26.983.740
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**7**	**26.983.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	88.442.534	513.208.027	338.080.118		**939.730.679**
4.02		56.700.000	54.100.000		**110.800.000**
4.03	6.600.000	246.250.000	29.300.000		**282.150.000**
4.04		45.500.000	50.000.000		**95.500.000**
4.06				100.000.000	**100.000.000**
4.07		8.000.000			**8.000.000**
4.08				19.920.000	**19.920.000**
TOTAL	**95.042.534**	**869.658.027**	**471.480.118**	**119.920.000**	**1.556.100.679**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	95.042.534
02	Servicios Centrales	869.658.027
03	Producción y Mantenimiento	471.480.118
99	Partidas no Asignables a Programas	119.920.000
	TOTAL	**1.556.100.679**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	939.730.679
4.02	Materiales y Suministros	110.800.000
4.03	Servicios no Personales	282.150.000
4.04	Activos Reales	95.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
4.07	Transferencias	8.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	19.920.000
	TOTAL	**1.556.100.679**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.397.800.000**
Transferencias Para Financiar Gastos Corrientes	522.500.000
Del Sector Público	522.500.000
De la Administración Central	522.500.000
Recursos Ordinarios	522.500.000
Ingresos por Actividades Propias	461.300.000
Venta de Servicios	461.300.000
Ingresos por Cursos, Talleres, Seminarios	37.400.000
Shows Musicales	111.000.000
Espectáculos Teatrales	193.800.000
Ballet y Danza	55.500.000
Otros Eventos y Espectáculos	63.600.000
Otros Ingresos Corrientes	414.000.000
Ingresos de la Propiedad	414.000.000
Intereses por Dinero en Depósitos	6.000.000
Otros Ingresos de la Propiedad	408.000.000
Comodato y Alquileres	156.000.000
Servicio de Aparcamiento	72.000.000
Aportes Privados (Emisora de Radio)	180.000.000
B. Gastos Corrientes	**1.360.600.679**
Gastos de Consumo	1.352.600.679
Gastos de Personal	939.730.679
Materiales y Suministros	110.800.000
Servicios no Personales	282.150.000
Otros Gastos de Instituciones Descentralizadas	19.920.000
Depreciación y Amortización	19.920.000
Otros Gastos Corrientes	8.000.000
Transferencias	8.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**37.199.321**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**57.119.321**
Ahorro en la Cuenta Corriente	37.199.321
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.920.000
B. Gastos de Capital	**95.500.000**
Activos Reales	83.500.000
Repuestos y Reparaciones Mayores	34.500.000
Adquisición de Maquinarias y Demás Equipos	31.000.000
Otros Activos Reales	18.000.000
Activos Intangibles	12.000.000
C. Resultado Financiero: Superávit / (Déficit)	**(38.380.679)**
III. Cuenta Financiera	
A. Recursos Financieros	**138.380.679**
Activos Financieros	138.380.679
Disminución de Cajas y Bancos	55.000.000
Disminución de Cuentas y Efectos a Cobrar	50.372.346
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	33.008.333
B. Aplicaciones Financieras	**138.380.679**
Pasivos Financieros	100.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar	100.000.000
Déficit Financiero	38.380.679

A0376
Fundación Museo de Bellas Artes

FUNDACIÓN MUSEO DE BELLAS ARTES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La actividad fundamental de la Fundación es la de administrar y dirigir el funcionamiento del Museo de Bellas Artes, lo cual implica preservar, investigar, difundir y fomentar las artes plásticas internacionales de todos los tiempos, incluyendo el arte latinoamericano.

Para el ejercicio económico 2005, la Fundación contempla recursos por Bs. 4.939,5 millones provenientes de transferencias corrientes del Sector Público; Bs. 25,0 millones correspondientes a ventas de bienes en la tienda del Museo; Bs. 80,5 del fondo de depreciación y Bs. 149,4 millones de recursos financieros (disminución de caja y bancos).

El presupuesto de gastos de la Fundación, asciende a Bs. 5.194,4 millones, distribuidos en gastos corrientes Bs. 5.026,3 millones; Bs. 18,7 millones de gastos de capital y aplicaciones financieras por Bs. 149,4 millones.

La gestión económica y financiera de la Fundación Museo de Bellas Artes, derivará en un desahorro en cuenta corriente por Bs. 61,9 millones y un equilibrio en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.964.450.000**
Transferencias Para Financiar Gastos Corrientes	4.939.450.000
Del Sector Público	4.939.450.000
Ingresos por Actividades Propias	25.000.000
Venta de Bienes	25.000.000
Recursos de Capital	**80.548.983**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	80.548.983
Recursos Financieros	**149.419.456**
Activos Financieros	149.419.456
Disminución de Caja y Bancos	149.419.456
TOTAL	**5.194.418.439**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.026.313.983**
Gastos de Consumo	4.809.391.111
Gastos de Personal	4.183.193.304
Materiales y Suministros	127.345.499
Servicios no Personales	418.303.325
Otros Gastos de Instituciones Descentralizadas	80.548.983
Depreciación y Amortización	80.548.983
Otros Gastos Corrientes	216.922.872
Transferencias	216.922.872
Gastos de Capital	**18.685.000**
Activos Reales	18.685.000
Adquisición de Maquinarias y Demás Equipos	18.685.000
Aplicaciones Financieras	**149.419.456**
Activos Financieros	23.800.000
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	23.800.000
Pasivos Financieros	125.619.456
Servicio de la Deuda Pública y Disminución de Otros Pasivos	125.619.456
Disminución de Cuentas y Efectos a Pagar	92.619.456
Disminución de Otros Pasivos Circulantes	33.000.000
Total	**5.194.418.439**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Exposiciones	Exposición	10
Catálogos, Guías, Otros	Publicación	6
Gacetillas, Avisos	Publicación	20
Cuña, Micros, Foros	Video	27
Conferencias, Seminarios, Conciertos	Evento	120
Visitas Guiadas, Talleres	Evento	1.070
Producción de Eventos en Apoyo a las Exposiciones	Evento	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**144**	**1.536.244.905**
Directivo	12	300.735.173
Profesional y Técnico	45	642.507.627
Administrativo	60	448.687.739
Obrero	27	144.314.366
Personal Contratado	**3**	**28.721.592**
Profesional y Técnico	3	28.721.592
TOTAL	**147**	**1.564.966.497**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	2.898.780
II	321.236 - 371.235		
III	371.236 - 421.235	4	19.888.320
IV	421.236 - 471.235	12	63.784.244
V	471.236 - 521.235	1	5.995.936
VI	521.236 - 571.235	8	52.716.647
VII	571.236 - 621.235	4	28.726.255
VIII	621.236 - 671.235	7	54.339.070
IX	671.236 - 721.235	6	50.153.574
X	721.236 - 771.235	13	116.208.665
XI	771.236 - 821.235	8	76.559.613
XII	821.236 - 871.235	5	50.304.644
XIII	871.236 - 921.235	5	53.974.812
XIV	921.236 - 971.235	2	22.453.055
XV	971.236 - 1.021.235	2	24.011.994
XVI	1.021.236 - 1.071.235	4	50.121.119
XVII	1.071.236 - MAS	38	748.515.403
	TOTAL	**120**	**1.420.652.131**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	11	54.446.970
IV	421.236 - 471.235	12	63.885.149
V	471.236 - 521.235	2	12.187.836
VI	521.236 - 571.235	1	6.421.372
VII	571.236 - 621.235	1	7.373.039
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**27**	**144.314.366**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**14**	**208.180.171**
Jubilado	11	175.247.633
Pensionado	3	32.932.538
Obrero	**1**	**8.142.701**
Pensionado	1	8.142.701
TOTAL	**15**	**216.322.872**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	2.028.661.344	961.916.259	1.192.615.701		**4.183.193.304**
4.02	70.170.000	46.675.499	10.500.000		**127.345.499**
4.03	332.896.824	42.924.501	42.482.000		**418.303.325**
4.04	17.985.000	700.000			**18.685.000**
4.05				23.800.000	**23.800.000**
4.06				125.619.456	**125.619.456**
4.07	216.922.872				**216.922.872**
4.08				80.548.983	**80.548.983**
TOTAL	**2.666.636.040**	**1.052.216.259**	**1.245.597.701**	**229.968.439**	**5.194.418.439**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior y Apoyo Administrativo	2.666.636.040
02	Museografía y Museología	1.052.216.259
03	Promoción, Difusión y Educación	1.245.597.701
99	Partidas no Asignables a Programas	229.968.439
	TOTAL	**5.194.418.439**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.183.193.304
4.02	Materiales y Suministros	127.345.499
4.03	Servicios no Personales	418.303.325
4.04	Activos Reales	18.685.000
4.05	Activos Financieros	23.800.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	125.619.456
4.07	Transferencias	216.922.872
4.08	Otros Gastos de Instituciones Descentralizadas	80.548.983
	TOTAL	**5.194.418.439**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**4.964.450.000**
A. Ingresos Corrientes	4.939.450.000
Transferencias Para Financiar Gastos Corrientes	4.939.450.000
Del Sector Público	4.939.450.000
De la Administración Central	4.939.450.000
Recursos Ordinarios	
Ingresos por Actividades Propias	25.000.000
Venta de Bienes	25.000.000
Tienda, Venta Catálogos, Talleres, Otros	25.000.000
B. Gastos Corrientes	**5.026.313.983**
Gastos de Consumo	4.809.391.111
Gastos de Personal	4.183.193.304
Materiales y Suministros	127.345.499
Servicios no Personales	418.303.325
Otros Gastos de Instituciones Descentralizadas	80.548.983
Depreciación y Amortización	80.548.983
Otros Gastos Corrientes	216.922.872
Transferencias	216.922.872
C. Resultado Económico : Ahorro/(Desahorro)	**(61.863.983)**
II. Cuenta Capital	
A. Recursos de Capital	**18.685.000**
Desahorro en la Cuenta Corriente	(61.863.983)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	80.548.983
B. Gastos de Capital	**18.685.000**
Activos Reales	18.685.000
Adquisición de Maquinarias y Demás Equipos	18.685.000
C. Resultado Financiero : Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**149.419.456**
Activos Financieros	149.419.456
Disminución de Cajas y Bancos	149.419.456
B. Aplicaciones Financieras	**149.419.456**
Activos Financieros	23.800.000
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	23.800.000
Pasivos Financieros	125.619.456
Servicio de la Deuda y Disminución de Otros Pasivos	125.619.456
Disminución de Cuentas y Efectos a Pagar	92.619.456
Disminución de Otros Pasivos Circulantes	33.000.000

A0377
Fundación Museo Alejandro Otero

FUNDACIÓN MUSEO ALEJANDRO OTERO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Museo Alejandro Otero fue creada mediante Decreto Ley Número 1.077, publicada en Gaceta Oficial Número 34.530 de fecha 14 de agosto de 1990, con el objetivo principal de exhibir, investigar, preservar, adquirir, difundir y fomentar el arte moderno y contemporáneo, nacional e internacional; con especial énfasis en la obra de Alejandro Otero; además de contribuir con el desarrollo integral de la comunidad a través de un acercamiento sistemático de la experiencia estética.

La Institución estima realizar las siguientes metas: 6 proyectos expositivos sobre el arte venezolano y la obra de Alejandro Otero y 300 visitas guiadas.

Para el ejercicio fiscal 2005, la Fundación estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 2.077,3 millones, los cuales se derivan de las siguientes fuentes: Ingresos Corrientes Bs. 2.055,3 millones (98,9%) y Recursos de Capital Bs. 22,0 millones (1,1%).

En relación al presupuesto de gastos se estima en Bs. 2.077,3 millones, distribuidos en Gastos Corrientes por Bs. 1.998,3 millones (96,2%) y Aplicaciones Financieras Bs. 79,0 millones (3,8%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 57,0 millones y un superávit financiero en la cuenta capital de Bs. 79,0 millones. El superávit financiará la disminución de pasivos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.055.290.000**
Transferencias Para Financiar Gastos Corrientes	2.011.290.000
Del Sector Público	2.011.290.000
Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
Otros Ingresos Corrientes	41.000.000
Ingresos de la Propiedad	4.000.000
Otros Ingresos Diversos	37.000.000
Recursos de Capital	**22.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.000.000
TOTAL	**2.077.290.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.998.332.371**
Gastos de Consumo	1.988.825.193
Gastos de Personal	1.725.025.193
Materiales y Suministros	66.000.000
Servicios no Personales	175.800.000
Otros Gastos de Instituciones Descentralizadas	22.000.000
Depreciación y Amortización	22.000.000
Otros Gastos Corrientes	9.507.178
Transferencias	9.507.178
Aplicaciones Financieras	**78.957.629**
Activos Financieros	44.000.000
Incremento de Caja y Bancos	44.000.000
Pasivos Financieros	34.957.629
Servicio de la Deuda Pública y Disminución de Otros Pasivos	34.957.629
Disminución de Cuentas y Efectos a Pagar	34.957.629
Total	**2.077.290.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyecto Expositivo	Exposición	6
Visitas Guiada	Visita	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**68**	**699.772.082**
Directivo	7	120.664.117
Profesional y Técnico	26	322.305.274
Administrativo	25	206.091.409
Obrero	10	50.711.282
Personal Fijo a Tiempo Parcial	**1**	**7.978.732**
Directivo	1	7.978.732
Personal Contratado	**7**	**28.000.000**
Profesional y Técnico	3	8.000.000
Administrativo	4	20.000.000
TOTAL	**76**	**735.750.814**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	8.000.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	5	25.381.399
V	471.236 - 521.235		
VI	521.236 - 571.235	6	39.317.631
VII	571.236 - 621.235	4	28.802.894
VIII	621.236 - 671.235	3	23.311.079
IX	671.236 - 721.235	3	24.220.730
X	721.236 - 771.235	2	18.087.465
XI	771.236 - 821.235	5	48.147.078
XII	821.236 - 871.235	6	60.884.465
XIII	871.236 - 921.235	7	74.629.225
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	22	334.257.566
	TOTAL	**66**	**685.039.532**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	9	44.956.094
IV	421.236 - 471.235		
V	471.236 - 521.235	1	5.755.188
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**50.711.282**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**9.507.178**
Jubilado	1	9.507.178
TOTAL	**1**	**9.507.178**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	1.286.471.714	438.553.479		**1.725.025.193**
4.02	42.000.000	24.000.000		**66.000.000**
4.03	151.800.000	24.000.000		**175.800.000**
4.05			44.000.000	**44.000.000**
4.06			34.957.629	**34.957.629**
4.07	9.507.178			**9.507.178**
4.08			22.000.000	**22.000.000**
TOTAL	**1.489.778.892**	**486.553.479**	**100.957.629**	**2.077.290.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	1.489.778.892
02	Museología	486.553.479
99	Partidas no Asignables a Programas	100.957.629
	TOTAL	**2.077.290.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.725.025.193
4.02	Materiales y Suministros	66.000.000
4.03	Servicios no Personales	175.800.000
4.05	Activos Financieros	44.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	34.957.629
4.07	Transferencias	9.507.178
4.08	Otros Gastos de Instituciones Descentralizadas	22.000.000
	TOTAL	**2.077.290.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.055.290.000**
Transferencias Para Financiar Gastos Corrientes	2.011.290.000
Del Sector Público	2.011.290.000
De Entes Descentralizados	2.011.290.000
Recursos Ordinarios	2.011.290.000
Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
Tienda, Catálogos y Talleres	3.000.000
Otros Ingresos Corrientes	41.000.000
Ingresos de la Propiedad	4.000.000
Intereses por Dinero en Depósitos	4.000.000
Otros Ingresos Diversos	37.000.000
B. Gastos Corrientes	**1.998.332.371**
Gastos de Consumo	1.988.825.193
Gastos de Personal	1.725.025.193
Materiales y Suministros	66.000.000
Servicios no Personales	175.800.000
Otros Gastos de Instituciones Descentralizadas	22.000.000
Depreciación y Amortización	22.000.000
Otros Gastos Corrientes	9.507.178
Transferencias	9.507.178
C. Resultado Económico : Ahorro/(Desahorro)	**56.957.629**
II. Cuenta Capital	
A. Recursos de Capital	**78.957.629**
Ahorro en la Cuenta Corriente	56.957.629
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	22.000.000
C. Resultado Financiero : Superávit / (Déficit)	**78.957.629**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**78.957.629**
Superávit Financiero	78.957.629
B. Aplicaciones Financieras	**78.957.629**
Activos Financieros	44.000.000
Incremento de Caja y Bancos	44.000.000
Pasivos Financieros	34.957.629
Servicio de la Deuda y Disminución de Otros Pasivos	34.957.629
Disminución de Cuentas y Efectos a Pagar	34.957.629

A0378
Fundación de Etnomusicologia y Folklore

FUNDACIÓN DE ETNOMUSICOLOGIA Y FOLKLORE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación de Etnomusicología y Folklore fue creada mediante la Gaceta Oficial Número 34.558 del 21/09/90 y su actividad principal es la investigación, preservación y difusión de la cultura tradicional y popular de Venezuela, Latinoamericana y el Caribe.

Para el Ejercicio Fiscal 2005, la Fundación estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 2.424,4 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 2.082,5 millones (85,9%), Recursos Financieros 289,5 millones (11,9%) y Recursos de Capital Bs. 52,4 millones (2,2%).

El presupuesto de gastos se estima en Bs. 2.424,4 millones, distribuidos en gastos corrientes por Bs. 2.075,6 millones (85,6%), inversión en activos fijos Bs. 140,1 millones (5,7%) y aplicaciones financieras Bs. 208,7 millones (8,6%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 6,9 millones y un déficit financiero en la cuenta capital de Bs. 80,8 millones, luego de considerar una inversión real de Bs. 140,1 millones que permitirá realizar compras de maquinarias y equipos. El déficit será atendido con la disponibilidad de caja y bancos y la disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.082.500.000**
Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
Ingresos por Actividades Propias	45.000.000
Venta de Servicios	45.000.000
Otros Ingresos Corrientes	37.500.000
Ingresos de la Propiedad	37.500.000
Recursos de Capital	**52.336.354**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.336.354
Recursos Financieros	**289.534.943**
Activos Financieros	289.534.943
Disminución de Caja y Bancos	113.990.647
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	152.858.137
Disminución de Activos no Circulantes	22.686.159
Otros	22.686.159
TOTAL	**2.424.371.297**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.075.552.461**
Gastos de Consumo	2.057.427.461
Gastos de Personal	1.641.998.606
Materiales y Suministros	92.635.321
Servicios no Personales	270.457.180
Otros Gastos de Instituciones Descentralizadas	52.336.354
Depreciación y Amortización	52.336.354
Otros Gastos Corrientes	18.125.000
Transferencias	18.125.000
Transferencias Corrientes al Sector Privado	18.125.000
Gastos de Capital	**140.125.000**
Activos Reales	115.375.000
Repuestos y Reparaciones Mayores	3.000.000
Adquisición de Maquinarias y Demás Equipos	112.375.000
Activos Intangibles	24.750.000
Aplicaciones Financieras	**208.693.836**
Activos Financieros	144.684.706
Incremento de Inversiones Temporales	144.684.706
Pasivos Financieros	64.009.130
Servicio de la Deuda Pública y Disminución de Otros Pasivos	64.009.130
Disminución de Cuentas y Efectos a Pagar	64.009.130
Total	**2.424.371.297**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Editar Títulos, impresos, Producciones Discográficas Sobre Temas de la Cultura Popular y Tradicional de Venezuela, América Latina y del Caribe	Ejemplar	12
Difundir la Producción Audiovisual	Video	248
Investigar y Estudiar las Distintas Manifestaciones de la Cultura Popular y Tradicional de Venezuela, América Latina y el Caribe	Curso	40
Preservar la Colección Etnográfica, Bibliográfica y Archivo Audiovisual	Libro	410

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**66**	**596.584.200**
Directivo	21	247.244.112
Profesional y Técnico	23	201.046.644
Administrativo	13	90.693.444
Obrero	9	57.600.000
TOTAL	**66**	**596.584.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.726.800
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	10	78.120.000
IX	671.236 - 721.235		
X	721.236 - 771.235	16	144.000.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	28	300.137.400
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**57**	**538.984.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	9	57.600.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**9**	**57.600.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**2**	**18.125.000**
Jubilado	2	18.125.000
TOTAL	**2**	**18.125.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	856.719.109	785.279.497		**1.641.998.606**
4.02	55.085.321	37.550.000		**92.635.321**
4.03	104.908.776	165.548.404		**270.457.180**
4.04	30.125.000	110.000.000		**140.125.000**
4.05			144.684.706	**144.684.706**
4.06	64.009.130			**64.009.130**
4.07	18.125.000			**18.125.000**
4.08			52.336.354	**52.336.354**
TOTAL	**1.128.972.336**	**1.098.377.901**	**197.021.060**	**2.424.371.297**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración General	1.128.972.336
02	Conservación, Investigación y Difusión de la Cultura Popular Tradicional	1.098.377.901
99	Partidas no Asignables a Programas	197.021.060
	TOTAL	**2.424.371.297**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.641.998.606
4.02	Materiales y Suministros	92.635.321
4.03	Servicios no Personales	270.457.180
4.04	Activos Reales	140.125.000
4.05	Activos Financieros	144.684.706
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	64.009.130
4.07	Transferencias	18.125.000
4.08	Otros Gastos de Instituciones Descentralizadas	52.336.354
	TOTAL	**2.424.371.297**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.082.500.000**
Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
De la Administración Central	2.000.000.000
Recursos Ordinarios	2.000.000.000
Ingresos por Actividades Propias	45.000.000
Venta de Servicios	45.000.000
Servicios Audiovisuales	45.000.000
Otros Ingresos Corrientes	37.500.000
Ingresos de la Propiedad	37.500.000
Intereses por Dinero en Depósitos	37.500.000
B. Gastos Corrientes	**2.075.552.461**
Gastos de Consumo	2.057.427.461
Gastos de Personal	1.641.998.606
Materiales y Suministros	92.635.321
Servicios no Personales	270.457.180
Otros Gastos de Instituciones Descentralizadas	52.336.354
Depreciación y Amortización	52.336.354
Otros Gastos Corrientes	18.125.000
Transferencias	18.125.000
Transferencias Corrientes al Sector Privado	18.125.000
Pensiones y Jubilaciones	18.125.000
C. Resultado Económico : Ahorro/(Desahorro)	**6.947.539**
II. Cuenta Capital	
A. Recursos de Capital	**59.283.893**
Ahorro en la Cuenta Corriente	6.947.539
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	52.336.354
B. Gastos de Capital	**140.125.000**
Activos Reales	115.375.000
Repuestos y Reparaciones Mayores	3.000.000
Adquisición de Maquinarias y Demás Equipos	112.375.000
Activos Intangibles	24.750.000
C. Resultado Financiero Superávit/(Déficit)	**(80.841.107)**
III. Cuenta Financiera	
A. Recursos Financieros	**289.534.943**
Activos Financieros	289.534.943
Disminución de Cajas y Bancos	113.990.647
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	152.858.137
Disminución de Otros Activos no Circulantes	22.686.159
Otros	22.686.159
B. Aplicaciones Financieras	**289.534.943**
Activos Financieros	144.684.706
Incremento de Inversiones Temporales	144.684.706
Pasivos Financieros	64.009.130
Servicio de la Deuda y Disminución de Otros Pasivos	64.009.130
Disminución de Cuentas y Efectos a Pagar	64.009.130
Déficit Financiero	80.841.107

A0379
Fundación Museo de Ciencias

FUNDACIÓN MUSEO DE CIENCIAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Museo de Ciencias fue creada mediante la Gaceta Oficial N° 34.620 del 20/12/90 y su actividad principal es la investigación, educación, promoción y divulgación de las ciencias, así como la preservación y conservación del patrimonio científico cultural, constituido por sus colecciones.

Entre las metas más importantes planteadas para el año 2005, la Fundación Museo de Ciencias tiene estimado realizar 2 exposiciones en sede y atender a 960 visitantes.

Para el ejercicio fiscal 2005 la Fundación Museo de Ciencias estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 3.805,4 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 3.655,1 millones (96,1%) y Recursos de Capital Bs. 150,3 millones (3,9%).

En relación al presupuesto de gastos se estima en Bs. 3.805,4 millones, distribuidos en Gastos Corrientes por Bs. 3.655,1 millones (96,1%) y Aplicaciones Financieras Bs. 150,3 millones (3,9%).

La relación entre ingresos y gastos corrientes arroja como resultado económico equilibrado y un superávit financiero en la cuenta capital de Bs. 150,3 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.655.100.000**
Transferencias Para Financiar Gastos Corrientes	3.623.960.000
Del Sector Público	3.623.960.000
Ingresos por Actividades Propias	26.000.000
Venta de Servicios	26.000.000
Otros Ingresos Corrientes	5.140.000
Ingresos de la Propiedad	5.140.000
Recursos de Capital	**150.297.355**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.297.355
TOTAL	**3.805.397.355**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.655.100.000**
Gastos de Consumo	3.651.350.000
Gastos de Personal	3.248.695.534
Materiales y Suministros	27.000.000
Servicios no Personales	225.357.111
Otros Gastos de Instituciones Descentralizadas	150.297.355
Depreciación y Amortización	150.297.355
Otros Gastos Corrientes	3.750.000
Transferencias	3.750.000
Aplicaciones Financieras	**150.297.355**
Activos Financieros	150.297.355
Incremento de Caja y Bancos	150.297.355
Total	**3.805.397.355**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Exposición en Sede	Exposición	2
Atender Visitantes	Visitante	960
Tertulias en Internet	Evento	2
Guiar a Visitantes en la Exposición	Visita	960

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**134**	**1.080.944.501**
Directivo	9	188.321.796
Profesional y Técnico	69	461.779.501
Administrativo	25	250.851.465
Obrero	31	179.991.739
Personal Contratado	**5**	**40.000.000**
Profesional y Técnico	5	40.000.000
TOTAL	**139**	**1.120.944.501**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	3	18.570.444
VI	521.236 - 571.235	15	95.973.960
VII	571.236 - 621.235	21	149.112.864
VIII	621.236 - 671.235	25	187.560.000
IX	671.236 - 721.235	2	17.090.376
X	721.236 - 771.235		
XI	771.236 - 821.235	16	151.645.118
XII	821.236 - 871.235	4	39.840.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	7	83.160.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	15	198.000.000
	TOTAL	**108**	**940.952.762**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	4	15.408.000
II	321.236 - 371.235	4	15.456.000
III	371.236 - 421.235	2	10.104.000
IV	421.236 - 471.235	3	16.956.000
V	471.236 - 521.235	4	24.300.000
VI	521.236 - 571.235	4	25.356.000
VII	571.236 - 621.235	8	56.331.739
VIII	621.236 - 671.235	2	16.080.000
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**31**	**179.991.739**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**3.750.000**
Pensionado	1	3.750.000
TOTAL	**1**	**3.750.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	1.637.847.767	982.708.660	628.139.107		**3.248.695.534**
4.02	27.000.000				**27.000.000**
4.03	97.108.556	58.265.133	69.983.422		**225.357.111**
4.05				150.297.355	**150.297.355**
4.07	3.750.000				**3.750.000**
4.08				150.297.355	**150.297.355**
TOTAL	**1.765.706.323**	**1.040.973.793**	**698.122.529**	**300.594.710**	**3.805.397.355**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección de Coordinación Superior	1.765.706.323
02	Divulgación de la Ciencia	1.040.973.793
03	Preservación de Colecciones	698.122.529
99	Partidas no Asignables a Programas	300.594.710
	TOTAL	**3.805.397.355**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.248.695.534
4.02	Materiales y Suministros	27.000.000
4.03	Servicios no Personales	225.357.111
4.05	Activos Financieros	150.297.355
4.07	Transferencias	3.750.000
4.08	Otros Gastos de Instituciones Descentralizadas	150.297.355
	TOTAL	**3.805.397.355**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.655.100.000**
Transferencias Para Financiar Gastos Corrientes	3.623.960.000
Del Sector Público	3.623.960.000
De la Administración Central	3.623.960.000
Recursos Ordinarios	3.623.960.000
Ingresos por Actividades Propias	26.000.000
Venta de Servicios	26.000.000
Venta de Servicios	20.000.000
Alquiler de Espacio Físico	6.000.000
Otros Ingresos Corrientes	5.140.000
Ingresos de la Propiedad	5.140.000
Intereses por Dinero en Depósitos	5.140.000
B. Gastos Corrientes	**3.655.100.000**
Gastos de Consumo	3.651.350.000
Gastos de Personal	3.248.695.534
Materiales y Suministros	27.000.000
Servicios no Personales	225.357.111
Otros Gastos de Instituciones Descentralizadas	150.297.355
Depreciación y Amortización	150.297.355
Otros Gastos Corrientes	3.750.000
Transferencias	3.750.000
C. Resultado Económico : Equilibrado	
II. Cuenta Capital	
A. Recursos de Capital	**150.297.355**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	150.297.355
C. Resultado Financiero : Superávit / (Déficit)	**150.297.355**
III. Cuenta Financiera	
A. Recursos Financieros	**150.297.355**
Superávit Financiero	150.297.355
B. Aplicaciones Financieras	**150.297.355**
Activos Financieros	150.297.355
Incremento de Caja y Bancos	150.297.355

A0381
Fundación Museo Arturo Michelena

FUNDACIÓN MUSEO ARTURO MICHELENA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Arturo Michelena tiene como objetivo principal preservar, fomentar, adquirir y defender la obra del pintor Arturo Michelena y de sus más relevantes predecesores y contemporáneos, así como las de aquellas personalidades, movimientos y tendencias fundamentales del arte venezolano de todos los tiempos y dar cumplimiento a las demás disposiciones contenidas en sus estatutos.

Para el ejercicio fiscal 2005, la Fundación estima alcanzar las siguientes metas: presentar 2 exposiciones en sede y locales; editar 3 publicación sobre arte, tarjetas, catálogos y guías didácticas; programar 44 visitas guiadas; dictar 18 talleres para niños y adultos; realizar 6 eventos; atender 10.450 visitantes; 3 programas musicales y restaurar y conservar 3 obras.

La Fundación, para el logro de sus metas dispone de un financiamiento de Bs. 1.501,5 millones, de los cuales Bs. 1.431,8 millones (95,4%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 50,0 millones (3,3%), recursos de capital Bs. 5,5 millones (0,4%) provenientes de la reserva de depreciación y Bs. 14,2 millones (0,9%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 1.481,5 millones (98,7%) e inversión en activos fijos por Bs. 20,0 millones (1,3%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.481.780.000**
Transferencias Para Financiar Gastos Corrientes	1.431.780.000
Del Sector Público	1.431.780.000
Ingresos por Actividades Propias	50.000.000
Venta de Bienes	50.000.000
Recursos de Capital	**5.500.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.500.000
Recursos Financieros	**14.231.082**
Activos Financieros	14.231.082
Disminución de Caja y Bancos	14.231.082
TOTAL	**1.501.511.082**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.481.511.082**
Gastos de Consumo	1.468.933.116
Gastos de Personal	1.211.492.634
Materiales y Suministros	92.480.000
Servicios no Personales	159.460.482
Otros Gastos de Instituciones Descentralizadas	5.500.000
Depreciación y Amortización	5.500.000
Otros Gastos Corrientes	12.577.966
Transferencias	12.577.966
Transferencias Corrientes al Sector Privado	12.577.966
Gastos de Capital	**20.000.000**
Activos Reales	20.000.000
Adquisición de Maquinarias y Demás Equipos	20.000.000
Total	**1.501.511.082**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Exposiciones en Sede y Local	Exposición	2
Publicaciones S/arte, Tarjetas, Catálogos, afiches	Publicación	1
Publicaciones S/guias Didácticas	Publicación	2
Visitas Guiadas	Visita	44
Talleres (adultos y niños)	Taller	18
Eventos, Seminarios, Charlas, Eventos Infantiles	Evento	6
Visitantes	Visitante	10.450
Programas Musicales	Evento	12
Restauración y Conservación de Obras	Obra	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**39**	**358.945.314**
Directivo	3	52.710.984
Profesional y Técnico	8	108.588.960
Administrativo	26	186.258.370
Obrero	2	11.387.000
Personal Fijo a Tiempo Parcial	**1**	**10.213.790**
Profesional y Técnico	1	10.213.790
TOTAL	**40**	**369.159.104**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	26	186.258.370
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	12	171.513.734
	TOTAL	**38**	**357.772.104**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	2	11.387.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**11.387.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**12.577.966**
Jubilado	1	12.577.966
TOTAL	**1**	**12.577.966**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	747.665.802	359.370.772	104.456.060		**1.211.492.634**
4.02	27.300.000	50.680.000	14.500.000		**92.480.000**
4.03	60.675.000	73.485.482	25.300.000		**159.460.482**
4.04			20.000.000		**20.000.000**
4.07	12.577.966				**12.577.966**
4.08				5.500.000	**5.500.000**
TOTAL	**848.218.768**	**483.536.254**	**164.256.060**	**5.500.000**	**1.501.511.082**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección de Administración y Servicios	848.218.768
02	Dirección de Producción y Exposición	483.536.254
03	Dirección de Enriquecimiento del Patrimonio	164.256.060
99	Partidas no Asignables a Programas	5.500.000
	TOTAL	**1.501.511.082**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.211.492.634
4.02	Materiales y Suministros	92.480.000
4.03	Servicios no Personales	159.460.482
4.04	Activos Reales	20.000.000
4.07	Transferencias	12.577.966
4.08	Otros Gastos de Instituciones Descentralizadas	5.500.000
	TOTAL	**1.501.511.082**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.481.780.000**
Transferencias Para Financiar Gastos Corrientes	1.431.780.000
Del Sector Público	1.431.780.000
De la Administración Central	1.431.780.000
Recursos Ordinarios	1.431.780.000
Ingresos por Actividades Propias	50.000.000
Venta de Bienes	50.000.000
Catálogos, afiches, Mouse Pad y guías	50.000.000
B. Gastos Corrientes	**1.481.511.082**
Gastos de Consumo	1.468.933.116
Gastos de Personal	1.211.492.634
Materiales y Suministros	92.480.000
Servicios no Personales	159.460.482
Otros Gastos de Instituciones Descentralizadas	5.500.000
Depreciación y Amortización	5.500.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Otros Gastos Corrientes	12.577.966
Transferencias	12.577.966
Transferencias Corrientes al Sector Privado	12.577.966
Pensiones y Jubilaciones	12.577.966
C. Resultado Económico : Ahorro/(Desahorro)	**268.918**
II. Cuenta Capital	
A. Recursos de Capital	**5.768.918**
Ahorro en la Cuenta Corriente	268.918
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	5.500.000
B. Gastos de Capital	**20.000.000**
Activos Reales	20.000.000
Adquisición de Maquinarias y Demás Equipos	20.000.000
C. Resultado Financiero : Superávit/(Déficit)	**(14.231.082)**
III. Cuenta Financiera	
A. Recursos Financieros	**14.231.082**
Activos Financieros	14.231.082
Disminución de Cajas y Bancos	14.231.082
B. Aplicaciones Financieras	**14.231.082**
Déficit Financiero	14.231.082

A0387
Fundación Centro Nacional para el
Mejoramiento de la Enseñanza de la Ciencia
(CENAMEC)

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Centro Nacional para el Mejoramiento de la Ciencia (CENAMEC), tiene como objetivo principal introducir innovaciones en los medios y métodos de enseñanza, diseñar y elaborar recursos para el aprendizaje, realizar actividades extracurriculares y actualizar a quienes tienen la responsabilidad de educar a los niños y jóvenes del país, para facilitar una labor orientada hacia el logro de resultados educativos y de los valores éticos hacia la sociedad, el trabajo y el respeto a la naturaleza, así mismo busca despertar vocaciones en ciencia y tecnología, y contribuir al desarrollo cultural de la población venezolana.

Para el ejercicio fiscal 2005, CENAMEC estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 8.295,1 millones los cuales se derivan de las siguientes fuentes: Ingresos Corrientes Bs. 2.735,8 millones (33,0%), Recursos Financieros Bs. 5.529,2 millones (66,7%) y los Recursos de Capital Bs. 30,0 millones (0,4%).

El presupuesto de gasto se estima en Bs. 8.295,1 millones, distribuidos en gastos corrientes por Bs. 6.719,6 millones (81,0%); Inversión en Activo Fijo Bs. 40,7 millones (0,5%) y Aplicaciones Financieras Bs. 1.534,7 millones (18,5%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 3.983,8 millones y un déficit financiero en la cuenta capital de Bs. 3.994,5 millones. El déficit será atendido con disponibilidad de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.735.814.750**
Transferencias Para Financiar Gastos Corrientes	2.611.800.000
Del Sector Público	2.611.800.000
Ingresos por Actividades Propias	8.400.000
Venta de Bienes	8.400.000
Otros Ingresos Corrientes	115.614.750
Ingresos de la Propiedad	85.614.750
Otros Ingresos Diversos	30.000.000
Recursos de Capital	**30.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
Recursos Financieros	**5.529.248.229**
Activos Financieros	5.529.248.229
Disminución de Caja y Bancos	5.529.248.229
TOTAL	**8.295.062.979**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**6.719.604.437**
Gastos de Consumo	6.719.604.437
Gastos de Personal	4.470.467.911
Materiales y Suministros	644.177.955
Servicios no Personales	1.574.958.571
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Gastos de Capital	**40.717.524**
Activos Reales	32.917.524
Adquisición de Maquinarias y Demás Equipos	13.984.191
Otros Activos Reales	18.933.333
Activos Intangibles	7.800.000
Aplicaciones Financieras	**1.534.741.018**
Pasivos Financieros	1.534.741.018
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.534.741.018
Disminución de Cuentas y Efectos a Pagar	1.528.500.054
Disminución de Otros Pasivos Circulantes	6.240.964
Total	**8.295.062.979**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Talleres o Cursos de Actualización Para Docentes	Taller	429
Taller de Seguimiento y Evaluación	Taller de Seguimiento	93
Prototipo Materiales Innovadores Para la Enseñanza De las Ciencias	Prototipo	11
Impresión Material Divulgativo de la Fundación (el Correo de la Ciencia)	Periódico	5
Exposición Itinerante	Exposición	4
Elaboración Guías Para Docentes o los Alumnos	Guía	9
Elaboración de Boletín Multidisciplinario	Boletín	1
Transmisión Radial	Programa Radial	236
Investigación y Evaluaciones	Investigación	5
Charlas, Foros y Conferencias Sobre Educación En Ciencia y Tecnología	Charla, Conferencia y Foro	16
Presentación del Teatro de la Ciencia	Presentación	14
Dotación de Escuelas con Recursos Para el Aprendizaje	Escuela Dotada	304
Calendario de Ciencias y Tecnologías	Calendario	1
Creaciones y Actualizaciones de Paginas web Del Portal CENAMEC	Pagina Web	275
Incorporación de Libros, Revistas, Videos al Stock de la Biblioteca	Libro	689
Atención y Asesoría a Usuarios del Centro de Documentación de la Fundación CENAMEC	Usuario	9.000
Talleres o Cursos Para el Personal de la Fundación	Curso	4
Realización de Convenios y Participación en Eventos Con Otras Instituciones.	Convenio	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**93**	**800.252.005**
Directivo	9	170.070.578
Profesional y Técnico	25	135.732.254
Administrativo	35	318.763.552
Docente	15	133.113.519
Obrero	9	42.572.102
Personal Contratado	**994**	**2.282.264.440**
Administrativo	4	44.808.120
Docente	990	2.237.456.320
TOTAL	**1.087**	**3.082.516.445**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	978	2.165.981.183
II	321.236 - 371.235	4	15.644.370
III	371.236 - 421.235	8	37.442.277
IV	421.236 - 471.235	19	102.391.645
V	471.236 - 521.235	5	29.785.661
VI	521.236 - 571.235	1	6.388.071
VII	571.236 - 621.235	4	29.727.206
VIII	621.236 - 671.235	13	98.820.259
IX	671.236 - 721.235	3	25.217.021
X	721.236 - 771.235	4	35.122.316
XI	771.236 - 821.235	8	75.248.350
XII	821.236 - 871.235	6	60.349.407
XIII	871.236 - 921.235	4	43.208.770
XIV	921.236 - 971.235	7	78.281.626
XV	971.236 - 1.021.235	2	23.962.234
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	12	212.373.947
	TOTAL	**1.078**	**3.039.944.343**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	9	42.572.102
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**9**	**42.572.102**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	4.470.467.911		**4.470.467.911**
4.02	644.177.955		**644.177.955**
4.03	1.574.958.571		**1.574.958.571**
4.04	40.717.524		**40.717.524**
4.06		1.534.741.018	**1.534.741.018**
4.08		30.000.000	**30.000.000**
TOTAL	**6.730.321.961**	**1.564.741.018**	**8.295.062.979**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Mejoramiento de la Enseñanza de la Ciencia	6.730.321.961
99	Partidas no Asignables a Programas	1.564.741.018
	TOTAL	**8.295.062.979**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.470.467.911
4.02	Materiales y Suministros	644.177.955
4.03	Servicios no Personales	1.574.958.571
4.04	Activos Reales	40.717.524
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.534.741.018
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
	TOTAL	**8.295.062.979**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.735.814.750**
Transferencias Para Financiar Gastos Corrientes	2.611.800.000
Del Sector Público	2.611.800.000
De la Administración Central	2.611.800.000
Recursos Ordinarios	2.611.800.000
Ingresos por Actividades Propias	8.400.000
Venta de Bienes	8.400.000
Servicios de Fotocopia	8.400.000
Otros Ingresos Corrientes	115.614.750
Ingresos de la Propiedad	85.614.750
Intereses por Dinero en Depósitos	85.614.750
Otros Ingresos Diversos	30.000.000
B. Gastos Corrientes	**6.719.604.437**
Gastos de Consumo	6.719.604.437
Gastos de Personal	4.470.467.911
Materiales y Suministros	644.177.955
Servicios no Personales	1.574.958.571
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**(3.983.789.687)**
II. Cuenta Capital	
A. Recursos de Capital	**(3.953.789.687)**
Desahorro en la Cuenta Corriente	(3.983.789.687)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	30.000.000
B. Gastos de Capital	**40.717.524**
Activos Reales	32.917.524
Adquisición de Maquinarias y Demás Equipos	13.984.191
Otros Activos Reales	18.933.333
Activos Intangibles	7.800.000
C. Resultado Financiero : Superávit / (Déficit)	**(3.994.507.211)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**5.529.248.229**
Activos Financieros	5.529.248.229
Disminución de Cajas y Bancos	5.529.248.229
B. Aplicaciones Financieras	**5.529.248.229**
Pasivos Financieros	1.534.741.018
Servicio de la Deuda y Disminución de Otros Pasivos	1.534.741.018
Disminución de Cuentas y Efectos a Pagar	1.528.500.054
Disminución de Otros Pasivos Circulantes	6.240.964
Déficit Financiero	3.994.507.211

A0390
Fundación Cinemateca Nacional

FUNDACIÓN CINEMATECA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Cinemateca Nacional fue creada mediante Decreto Presidencial Número 1.355 y publicado en la Gaceta Oficial Número 34.620 del 20/12/90 y su actividad principal es la difusión, preservación, investigación y fomento de las artes cinematográficas nacional e internacional de todos los tiempos, con énfasis en el arte latinoamericano y en especial el venezolano.

Entre las metas más importantes planteadas para el año 2005, la Fundación Cinemateca Nacional tiene estimado realizar 43 ampliaciones de la colecciones fílmicas, revisión, mantenimiento y conservación del patrimonio fílmico a través del rescate de 1.000 títulos, promoción, publicación y comunicación de 360 películas, ampliación de la colección de 12 libros, 12 funciones de programa infantiles, 1440 funciones para exhibiciones fílmicas y videográficas, entre otros.

Para el ejercicio fiscal 2005 la Fundación Cinemateca Nacional estima financiar sus gastos con un total de recursos que ascienden a la cantidad de Bs. 3.355,5 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 2.494,0 millones (74,3%); Recursos Financieros Bs. 666,8 millones (19,9%) y los Recursos de Capital integrados por la depreciación y amortización anual Bs. 194,7 millones (5,8%).

El presupuesto de gastos se estima en Bs. 3.355,5 millones, distribuidos en Gastos Corrientes por Bs. 2.779,6 millones (82,8%), Inversión en Activos Fijos Bs. 45,3 millones (1,4%) y Aplicaciones Financieras Bs. 530,6 millones (15,8%).

La relación entre ingresos y gastos corrientes arroja como Resultado Económico un Desahorro de Bs. 285,6 millones y un Déficit Financiero en la Cuenta Capital de Bs. 136,2 millones, luego de considerar una Inversión Real de Bs. 45,3 millones que permitirá realizar compras de maquinarias y equipos diversos. El Déficit será atendido con la disponibilidad de caja y bancos y disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.494.030.000**
Transferencias Para Financiar Gastos Corrientes	2.314.030.000
Del Sector Público	2.314.030.000
Ingresos por Actividades Propias	171.600.000
Venta de Bienes	57.600.000
Venta de Servicios	114.000.000
Otros Ingresos Corrientes	8.400.000
Ingresos de la Propiedad	8.400.000
Recursos de Capital	**194.697.732**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	194.697.732
Recursos Financieros	**666.756.469**
Activos Financieros	666.756.469
Disminución de Caja y Bancos	142.195.351
Disminución de Cuentas y Efectos a Cobrar	24.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	500.561.118
TOTAL	**3.355.484.201**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.779.623.083**
Gastos de Consumo	2.741.142.449
Gastos de Personal	1.801.116.885
Materiales y Suministros	104.101.016
Servicios no Personales	641.226.816
Otros Gastos de Instituciones Descentralizadas	194.697.732
Depreciación y Amortización	194.697.732
Otros Gastos Corrientes	38.480.634
Transferencias	38.480.634
Gastos de Capital	**45.300.000**
Activos Reales	45.300.000
Adquisición de Maquinarias y Demás Equipos	42.900.000
Otros Activos Reales	2.400.000
Aplicaciones Financieras	**530.561.118**
Pasivos Financieros	530.561.118
Servicio de la Deuda Pública y Disminución de Otros Pasivos	530.561.118
Disminución de Cuentas y Efectos a Pagar	530.561.118
Total	**3.355.484.201**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Ampliación de la Colección Fílmica	Película	43
Revisión, Mantenimiento y Conservación del Patrimonio Fílmico	Título	1.000
Promoción, Publicidad y Comunicación	Película	360
Programa de Investigación sobre el Universo Audiovisual y sus Publicaciones	Publicación Editada	7
Ampliación Colección de Libros	Libro	12
Programa Infantil	Función	12
Colección de Videos	Vídeo Duplicado	880
Funciones Exhibición Filmográfica y Videográfica	Función	1.440
Revista Programación	Revista	12
Apoyo Logístico a Salas Alternativas Cine	Sala de Apoyo	50

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**67**	**722.408.217**
Directivo	10	230.314.435
Profesional y Técnico	20	231.807.321
Administrativo	37	260.286.461
Personal Contratado	**20**	**77.920.356**
Administrativo	20	77.920.356
TOTAL	**87**	**800.328.573**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	16	57.387.480
II	321.236 - 371.235	2	8.400.000
III	371.236 - 421.235	1	4.501.246
IV	421.236 - 471.235	1	5.532.876
V	471.236 - 521.235	16	93.885.428
VI	521.236 - 571.235	5	32.608.506
VII	571.236 - 621.235	2	14.109.731
VIII	621.236 - 671.235	1	7.590.079
IX	671.236 - 721.235	5	40.998.374
X	721.236 - 771.235	8	71.770.845
XI	771.236 - 821.235	2	19.016.848
XII	821.236 - 871.235	3	30.905.234
XIII	871.236 - 921.235	5	53.094.394
XIV	921.236 - 971.235	1	11.362.320
XV	971.236 - 1.021.235	1	11.668.519
XVI	1.021.236 - 1.071.235	1	12.480.729
XVII	1.071.236 - MAS	17	325.015.964
	TOTAL	**87**	**800.328.573**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**4**	**35.480.634**
Jubilado	4	35.480.634
TOTAL	**4**	**35.480.634**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	817.055.242	984.061.643		**1.801.116.885**
4.02	63.453.016	40.648.000		**104.101.016**
4.03	248.980.150	392.246.666		**641.226.816**
4.04	13.800.000	31.500.000		**45.300.000**
4.06			530.561.118	**530.561.118**
4.07	35.480.634	3.000.000		**38.480.634**
4.08			194.697.732	**194.697.732**
TOTAL	**1.178.769.042**	**1.451.456.309**	**725.258.850**	**3.355.484.201**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior y Apoyo Administrativo	1.178.769.042
02	Archivo y Difusión	1.451.456.309
99	Partidas no Asignables a Programas	725.258.850
	TOTAL	**3.355.484.201**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.801.116.885
4.02	Materiales y Suministros	104.101.016
4.03	Servicios no Personales	641.226.816
4.04	Activos Reales	45.300.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	530.561.118
4.07	Transferencias	38.480.634
4.08	Otros Gastos de Instituciones Descentralizadas	194.697.732
	TOTAL	**3.355.484.201**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.494.030.000**
Transferencias Para Financiar Gastos Corrientes	2.314.030.000
Del Sector Público	2.314.030.000
De Entes Descentralizados	2.314.030.000
(Recursos Ordinarios)	
Ingresos por Actividades Propias	171.600.000
Venta de Bienes	57.600.000
Videos, revistas, libros, suveniers, etc.	57.600.000
Venta de Servicios	114.000.000
Exhibiciones de películas, fotocopiado, etc.	114.000.000
Otros Ingresos Corrientes	8.400.000
Ingresos de la Propiedad	8.400.000
Intereses por Dinero en Depósitos	8.400.000
B. Gastos Corrientes	**2.779.623.083**
Gastos de Consumo	2.741.142.449
Gastos de Personal	1.801.116.885
Materiales y Suministros	104.101.016
Servicios no Personales	641.226.816
Otros Gastos de Instituciones Descentralizadas	194.697.732
Depreciación y Amortización	194.697.732
Otros Gastos Corrientes	38.480.634
Transferencias	38.480.634
C. Resultado Económico : Ahorro/(Desahorro)	**(285.593.083)**
II. Cuenta Capital	
A. Recursos de Capital	**(90.895.351)**
Desahorro en la Cuenta Corriente	(285.593.083)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	194.697.732
B. Gastos de Capital	**45.300.000**
Activos Reales	45.300.000
Adquisición de Maquinarias y Demás Equipos	42.900.000
Otros Activos Reales	2.400.000
C. Resultado Financiero : Superávit / (Déficit)	**(136.195.351)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**666.756.469**
Activos Financieros	666.756.469
Disminución de Cajas y Bancos	142.195.351
Disminución de Cuentas y Efectos a Cobrar	24.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	500.561.118
B. Aplicaciones Financieras	**666.756.469**
Pasivos Financieros	530.561.118
Servicio de la Deuda y Disminución de Otros Pasivos	530.561.118
Disminución de Cuentas y Efectos a Pagar	530.561.118
Déficit Financiero	136.195.351

A0392
Fundación Galería de Arte Nacional

FUNDACIÓN GALERÍA DE ARTE NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Galería de Arte Nacional, tiene como objetivo principal difundir, adquirir, preservar, investigar y fomentar las artes plásticas venezolanas de todos los tiempos, asimismo aquellas efectuadas por artistas extranjeros vinculados con la realidad nacional, cooperar con otras instituciones del país, en la promoción del arte venezolano en el exterior, así como su participación en las actividades artísticas internacionales tendientes a divulgar el trabajo de nuestros artistas. Difundir a nivel nacional, todo el proceso evolutivo en las artes plásticas en nuestro país; elaborar proyectos y desarrollar programas de adquisición y conservación del patrimonio artístico y otras actividades vinculadas con la difusión de las artes plásticas.

Para el ejercicio fiscal 2005, la Fundación estima alcanzar las siguientes metas: realizar 4 exposiciones en sede, editar 7 obra, programar 16 foros de eventos de animación cultural y dictar 46 conferencias de apoyo a las exposiciones.

La Fundación para el logro de sus metas dispone de un financiamiento de Bs. 5.079,5 millones, de los cuales Bs. 4.906,5 (96,6%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 150,0 millones (3,0%) y recursos de capital Bs. 23,0 millones (0,4%) provenientes de la reserva de depreciación.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 5.079,5 millones (100,0%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.056.500.000**
Transferencias Para Financiar Gastos Corrientes	4.906.500.000
Del Sector Público	4.906.500.000
Ingresos por Actividades Propias	150.000.000
Venta de Bienes	75.000.000
Venta de Servicios	75.000.000
Recursos de Capital	**23.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	23.000.000
TOTAL	**5.079.500.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.079.500.000**
Gastos de Consumo	4.999.500.940
Gastos de Personal	4.554.506.082
Materiales y Suministros	64.940.000
Servicios no Personales	357.054.858
Otros Gastos de Instituciones Descentralizadas	23.000.000
Depreciación y Amortización	23.000.000
Otros Gastos Corrientes	79.999.060
Transferencias	79.999.060
Transferencias Corrientes al Sector Público	79.999.060
Total	**5.079.500.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Exposiciones en Sede	Exposición	4
Edición de Libros	Titulo	7
Eventos de Animación Cultural	Foro	16
Eventos de Apoyo a las Exposiciones	Conferencia	46

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**138**	**1.399.751.146**
Directivo	8	153.924.540
Profesional y Técnico	68	840.950.412
Administrativo	48	337.215.000
Obrero	14	67.661.194
TOTAL	**138**	**1.399.751.146**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	5	24.439.260
IV	421.236 - 471.235	6	32.644.560
V	471.236 - 521.235	6	35.252.880
VI	521.236 - 571.235	3	19.761.540
VII	571.236 - 621.235	9	64.677.360
VIII	621.236 - 671.235	6	46.845.360
IX	671.236 - 721.235	11	91.709.100
X	721.236 - 771.235	9	80.953.020
XI	771.236 - 821.235	4	37.593.480
XII	821.236 - 871.235	4	40.347.660
XIII	871.236 - 921.235	6	65.704.500
XIV	921.236 - 971.235	3	33.778.380
XV	971.236 - 1.021.235	8	95.044.380
XVI	1.021.236 - 1.071.235	5	62.539.500
XVII	1.071.236 - MAS	39	600.798.972
	TOTAL	**124**	**1.332.089.952**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	8	32.957.840
III	371.236 - 421.235	1	4.669.922
IV	421.236 - 471.235	2	11.133.065
V	471.236 - 521.235	2	12.274.205
VI	521.236 - 571.235	1	6.626.162
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**14**	**67.661.194**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	6	**73.999.060**
Jubilado	4	60.495.030
Pensionado	2	13.504.030
TOTAL	**6**	**73.999.060**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	2.423.046.921	1.466.458.046	665.001.115		**4.554.506.082**
4.02	25.240.000	39.700.000			**64.940.000**
4.03	191.200.000	165.854.858			**357.054.858**
4.07	79.999.060				**79.999.060**
4.08				23.000.000	**23.000.000**
TOTAL	**2.719.485.981**	**1.672.012.904**	**665.001.115**	**23.000.000**	**5.079.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Servicios Administrativos	2.719.485.981
02	Producción de Exposiciones	1.672.012.904
03	Conservación del Patrimonio Cultural	665.001.115
99	Partidas no Asignables a Programas	23.000.000
	TOTAL	**5.079.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.554.506.082
4.02	Materiales y Suministros	64.940.000
4.03	Servicios no Personales	357.054.858
4.07	Transferencias	79.999.060
4.08	Otros Gastos de Instituciones Descentralizadas	23.000.000
	TOTAL	**5.079.500.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.056.500.000**
Transferencias Para Financiar Gastos Corrientes	4.906.500.000
Del Sector Público	4.906.500.000
De Entes Descentralizados (Recursos Ordinarios)	4.906.500.000
Ingresos por Actividades Propias	150.000.000
Venta de Bienes	75.000.000
Ventas en Librería	75.000.000
Venta de Servicios	75.000.000
Servicios de Copiado, Enmarcado, Revelado y Otros	75.000.000
B. Gastos Corrientes	**5.079.500.000**
Gastos de Consumo	4.999.500.940
Gastos de Personal	4.554.506.082
Materiales y Suministros	64.940.000
Servicios no Personales	357.054.858
Otros Gastos de Instituciones Descentralizadas	23.000.000
Depreciación y Amortización	23.000.000
Otros Gastos Corrientes	79.999.060
Transferencias	79.999.060
Transferencias Corrientes al Sector Público	79.999.060
Pensionados y Jubilados	79.999.060
C. Resultado Económico : Ahorro/(Desahorro)	**(23.000.000)**
II. Cuenta Capital	
Desahorro en la Cuenta Corriente	(23.000.000)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	23.000.000
C. Resultado Financiero Equilibrado	

A0409
Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

FUNDACIÓN MEDIOS AUDIOVISUALES AL SERVICIO DE LA EDUCACIÓN (EDUMEDIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA), tiene como objetivo principal la contribución al proceso de transformación de la sociedad a través de la producción y difusión de la televisión educativa a gran escala, con la producción de contenidos curriculares en forma audiovisual, impresos y multimedia para servir de apoyo a la educación media y básica.

EDUMEDIA para alcanzar las metas dispone de un financiamiento para el ejercicio fiscal 2005 de Bs. 1.032,6 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 870,5 millones (84,3%), recursos financieros Bs. 145,1 millones (14,1%) y Recursos de Capital integrados por la depreciación anual Bs. 17,0 millones (1,6%).

El presupuesto de gastos se estima en Bs. 1.032,6 millones, distribuidos en gastos corrientes por Bs. 822,3 millones (79,6%), inversión en activos fijos Bs. 65,2 millones (6,3%) y aplicaciones financieras Bs. 145,1 millones (14,1%).

La relación entre ingresos y gastos corrientes arroja como resultado económico; un ahorro de Bs. 48,2 millones y un resultado financiero equilibrado en la cuenta capital, luego de considerar una inversión real de Bs. 65,2 millones que permitirá realizar compras de maquinarias y equipos diversos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**870.500.000**
Transferencias Para Financiar Gastos Corrientes	870.500.000
Del Sector Público	870.500.000
Recursos de Capital	**17.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	17.000.000
Recursos Financieros	**145.081.342**
Activos Financieros	145.081.342
Disminución de Inversiones Temporales	145.081.342
TOTAL	**1.032.581.342**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**822.297.549**
Gastos de Consumo	822.297.549
Gastos de Personal	409.680.010
Materiales y Suministros	125.030.001
Servicios no Personales	270.587.538
Otros Gastos de Instituciones Descentralizadas	17.000.000
Depreciación y Amortización	17.000.000
Gastos de Capital	**65.202.451**
Activos Reales	55.202.451
Repuestos y Reparaciones Mayores	4.290.000
Adquisición de Maquinarias y Demás Equipos	50.912.451
Activos Intangibles	10.000.000
Aplicaciones Financieras	**145.081.342**
Activos Financieros	115.443.649
Incremento de Caja y Bancos	115.443.649
Pasivos Financieros	29.637.693
Servicio de la Deuda Pública y Disminución de Otros Pasivos	29.637.693
Disminución de Cuentas y Efectos a Pagar	3.326.938
Disminución de Otros Pasivos no Circulantes	26.310.755
Total	**1.032.581.342**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Producir Documental "apuntes"	Documental	1
Firmar Convenios con Entes Públicos y Privados	Convenio	3
Producir Micros Televisivo Para Informar Sobre la Ciencia, Tecnología, Deporte.	Micro	60
Producir Documental Orientado a la Promoción de las Especialidades	Taller	7
Producir Programas para Radio que Permita Complementar Educación Formal (Micro Radiales)	Micro	75
Editar Ejemplares de Publicaciones Bibliográficas	Ejemplar	2.000
Publicar Hemerograficas.	Ejemplar	4.000
Producir Mensajes Institucionales	Mensaje	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**7**	**257.848.562**
Directivo	2	183.773.283
Profesional y Técnico	1	20.557.396
Administrativo	3	48.097.042
Obrero	1	5.420.841
Personal Contratado	**8**	**91.800.000**
Profesional y Técnico	4	44.795.000
Administrativo	4	47.005.000
TOTAL	**15**	**349.648.562**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	1	9.331.250
XII	821.236 - 871.235	1	10.031.250
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	6	70.653.333
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	6	254.211.888
	TOTAL	**14**	**344.227.721**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.420.841
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1**	**5.420.841**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	409.680.010		**409.680.010**
4.02	125.030.001		**125.030.001**
4.03	270.587.538		**270.587.538**
4.04	65.202.451		**65.202.451**
4.05		115.443.649	**115.443.649**
4.06		29.637.693	**29.637.693**
4.08		17.000.000	**17.000.000**
TOTAL	**870.500.000**	**162.081.342**	**1.032.581.342**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Medios Audiovisuales, Impresos y Multimedia Para la Educación	870.500.000
99	Partidas no Asignables a Programas	162.081.342
	TOTAL	**1.032.581.342**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	409.680.010
4.02	Materiales y Suministros	125.030.001
4.03	Servicios no Personales	270.587.538
4.04	Activos Reales	65.202.451
4.05	Activos Financieros	115.443.649
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	29.637.693
4.08	Otros Gastos de Instituciones Descentralizadas	17.000.000
	TOTAL	**1.032.581.342**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**870.500.000**
Transferencias Para Financiar Gastos Corrientes	870.500.000
Del Sector Público	870.500.000
De la Administración Central	870.500.000
Recursos Ordinarios	870.500.000
B. Gastos Corrientes	**822.297.549**
Gastos de Consumo	822.297.549
Gastos de Personal	409.680.010
Materiales y Suministros	125.030.001
Servicios no Personales	270.587.538
Otros Gastos de Instituciones Descentralizadas	17.000.000
Depreciación y Amortización	17.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**48.202.451**
II. Cuenta Capital	
A. Recursos de Capital	**65.202.451**
Ahorro en la Cuenta Corriente	48.202.451
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	17.000.000
B. Gastos de Capital	**65.202.451**
Activos Reales	55.202.451
Repuestos y Reparaciones Mayores	4.290.000
Adquisición de Maquinarias y Demás Equipos	50.912.451
Activos Intangibles	10.000.000
C. Resultado Financiero Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**145.081.342**
Activos Financieros	145.081.342
Disminución de Inversiones Temporales	145.081.342
B. Aplicaciones Financieras	**145.081.342**
Activos Financieros	115.443.649
Incremento de Caja y Bancos	115.443.649
Pasivos Financieros	29.637.693
Servicio de la Deuda y Disminución de Otros Pasivos	29.637.693
Disminución de Cuentas y Efectos a Pagar	3.326.938
Disminución de Otros Pasivos no Circulantes	26.310.755

A0410
Fundación Bolivariana de Informática y Telemática (FUNDABIT)

FUNDACIÓN BOLIVARIANA DE INFORMÁTICA Y TELEMÁTICA (FUNDABIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Bolivariana de Informática y Telemática (FUNDABIT), tiene como misión promover la educación integral del individuo a través de la incorporación de las tecnologías de la información y la comunicación.

La actividad principal de la Fundación Bolivariana de Informática y Telemática es contribuir en la formación integral del individuo a través del desarrollo de actividades productivas, científicas y humanística.

De las metas más relevantes para la fundación, destacan las siguientes: Crear 40 CBIT a nivel nacional, Ejecutar 36 cursos a distancia sobre el uso educativo sobre la TIC, Editar 6 revistas de infobit y ejecutar 5 cursos presenciales sobre el uso educativo sobre la TIC.

El Presupuesto de Ingresos de la Fundación Bolivariana de Informática y Telemática para el año 2005 es de Bs. 45.605,1 millones, discriminados en: Bs. 44.557,9 millones del aporte del Ejecutivo Nacional ingresos (97,7%); Bs. 95,0 millones (0,2%); recursos de capital provenientes de la depreciación acumulada, Bs. 952,2 millones por recursos financiero (2,1%).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 39.619,0 millones, Gastos de Capital Bs. 5.786,1 millones y Disminución de Cuentas por Pagar por Bs. 200,0 millones.

El ejercicio económico y financiero proyectado indica un ahorro por Bs. 4.938,9 millones en cuenta corriente y un Déficit de Bs. 752,2 millones en cuenta capital, el cual será cubierto con disminución de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**44.557.890.153**
Transferencias Para Financiar Gastos Corrientes	44.557.890.153
Del Sector Público	44.557.890.153
Recursos de Capital	**95.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	95.000.000
Recursos Financieros	**952.199.998**
Activos Financieros	952.199.998
Disminución de Caja y Bancos	952.199.998
TOTAL	**45.605.090.151**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**39.619.000.000**
Gastos de Consumo	9.619.000.000
Gastos de Personal	890.000.000
Materiales y Suministros	3.837.040.000
Servicios no Personales	4.796.960.000
Otros Gastos de Instituciones Descentralizadas	95.000.000
Depreciación y Amortización	95.000.000
Otros Gastos Corrientes	30.000.000.000
Transferencias	30.000.000.000
Transferencias Corrientes al Sector Privado	30.000.000.000
Gastos de Capital	**5.786.090.151**
Activos Reales	5.786.090.151
Adquisición de Maquinarias y Demás Equipos	5.786.090.151
Aplicaciones Financieras	**200.000.000**
Pasivos Financieros	200.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar	200.000.000
Total	**45.605.090.151**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Crear y Poner en Funcionamiento de 40 Cbit a Nivel Nacional	Cbit Instalado	40
Realizar 06 Ediciones de la Revista Infobit	Edición	6
Ejecutar 36 Cursos a Distancia Sobre el uso Educativo de la Tic	Curso	36
Ejecutar 05 Cursos Presenciales Sobre el uso Educativo de la Tic	Curso	5
Poner en Funcionamiento de 01 Cbit-móvil	Cbit-movil	1
Rediseñar del Ambiente Gráfico del Portal Educativo Nacional	Rediseño	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**44**	**441.600.000**
Directivo	5	60.000.000
Profesional y Técnico	39	381.600.000
TOTAL	**44**	**441.600.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	7	58.200.000
X	721.236 - 771.235	5	45.000.000
XI	771.236 - 821.235	5	48.000.000
XII	821.236 - 871.235	12	122.400.000
XIII	871.236 - 921.235	10	108.000.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	5	60.000.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**44**	**441.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	890.000.000			**890.000.000**
4.02	3.737.940.000	99.100.000		**3.837.040.000**
4.03	4.484.960.000	312.000.000		**4.796.960.000**
4.04	134.000.000	5.652.090.151		**5.786.090.151**
4.06			200.000.000	**200.000.000**
4.07	30.000.000.000			**30.000.000.000**
4.08			95.000.000	**95.000.000**
TOTAL	**39.246.900.000**	**6.063.190.151**	**295.000.000**	**45.605.090.151**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	39.246.900.000
02	Instalación de Cbit	6.063.190.151
99	Partidas no Asignables a Programas	295.000.000
	TOTAL	**45.605.090.151**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	890.000.000
4.02	Materiales y Suministros	3.837.040.000
4.03	Servicios no Personales	4.796.960.000
4.04	Activos Reales	5.786.090.151
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
4.07	Transferencias	30.000.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	95.000.000
	TOTAL	**45.605.090.151**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**44.557.890.153**
Transferencias Para Financiar Gastos Corrientes	44.557.890.153
Del Sector Público	44.557.890.153
De la Administración Central	44.557.890.153
Recursos Ordinarios	40.097.800.001
Programas y Proyectos	4.460.090.152
B. Gastos Corrientes	**39.619.000.000**
Gastos de Consumo	9.619.000.000
Gastos de Personal	890.000.000
Materiales y Suministros	3.837.040.000
Servicios no Personales	4.796.960.000
Otros Gastos de Instituciones Descentralizadas	95.000.000
Depreciación y Amortización	95.000.000
Otros Gastos Corrientes	30.000.000.000
Transferencias	30.000.000.000
Transferencias Corrientes al Sector Privado	30.000.000.000
	30.000.000.000
C. Resultado Económico : Ahorro/ (Desahorro)	**4.938.890.153**
II. Cuenta Capital	
A. Recursos de Capital	**5.033.890.153**
Ahorro en la Cuenta Corriente	4.938.890.153
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	95.000.000
B. Gastos de Capital	**5.786.090.151**
Activos Reales	5.786.090.151
Adquisición de Maquinarias y Demás Equipos	5.786.090.151
C. Resultado Financiero : Superávit/ (Déficit)	**(752.199.998)**
III. Cuenta Financiera	
A. Recursos Financieros	**952.199.998**
Activos Financieros	952.199.998
Disminución de Cajas y Bancos	952.199.998
B. Aplicaciones Financieras	**952.199.998**
Pasivos Financieros	200.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar	200.000.000
Déficit Financiero	752.199.998

A0413
Fundación Poliedro de Caracas

FUNDACIÓN POLIEDRO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Es tradición, que el ritmo de la Gestión de la Fundación Poliedro de Caracas está estrechamente vinculada con su capacidad de generar recursos, producto de la comercialización de sus servicios. En tal sentido, su política presupuestaria, estará orientada a desarrollar una agresiva captación de nuevos eventos y alianzas estratégicas con el sector privado, a fín de recuperar las finanzas y con ello la imagen del Poliedro.

Los principales objetivos propuestos por la fundación, en línea con los objetivos culturales del Ministerio de Educación y Deportes y el Ministerio de Estado para la Cultura y dentro de lo establecido con el articulo 99 del Capitulo VI de la Constitución de la República Bolivariana de Venezuela, que garantiza el acceso de la cultura a la población venezolana, son los siguientes:

- Consolidar a la Fundación Poliedro de Caracas como centro cultural de libre acceso a la población venezolana.
- Elevar la calidad de vida, desarrollo profesional e identidad del personal con la institución, como principal soporte de su éxito y motor para la conquista del rol protagónico que la Fundación esta llamada a representar en los procesos de cambio que demanda nuestro país.
- Intensificar la labor cultural y aprovechar al máximo el Domo y las áreas periféricas del Poliedro de Caracas, como principal vehículo de su proyección institucional.

Para el Ejercicio económico 2005, la Fundación estima recursos por Bs. 6.237,6 millones, de los cuales Bs. 1.304,1 millones corresponden al aporte del Ejecutivo Nacional; Bs. 4.695,9 millones de ingresos por actividades propias (taquilla de eventos, taquillas de espectáculos y arrendamiento) y Bs. 237,6 millones de depreciación.

Estos ingresos permitirán atender una estructura de gastos conformados por : Bs. 4.727,6 millones de gastos corrientes; Bs.1.190,0 millones de gastos de capital y aplicaciones financiera por Bs. 320, 0 millones.

La gestión económica y financiera de la Fundación Poliedro de Caracas, derivará en un ahorro en Bs. 1.272,4 millones y un superávit en cuenta capital de Bs. 320,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**6.000.000.000**
Transferencias Para Financiar Gastos Corrientes	1.304.120.000
Del Sector Público	1.304.120.000
Ingresos por Actividades Propias	4.695.880.000
Venta de Servicios	4.695.880.000
Recursos de Capital	**237.600.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	237.600.000
TOTAL	**6.237.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.727.600.000**
Gastos de Consumo	4.537.600.000
Gastos de Personal	2.500.000.000
Materiales y Suministros	214.000.000
Servicios no Personales	1.586.000.000
Otros Gastos de Instituciones Descentralizadas	237.600.000
Depreciación y Amortización	237.600.000
Otros Gastos Corrientes	190.000.000
Transferencias	190.000.000
Gastos de Capital	**1.190.000.000**
Activos Reales	1.090.000.000
Repuestos y Reparaciones Mayores	125.000.000
Adquisición de Maquinarias y Demás Equipos	370.000.000
Obras de Infraestructuras - Estudios y Proyectos	100.000.000
Conservaciones Ampliaciones y Mejoras	495.000.000
Activos Intangibles	100.000.000
Aplicaciones Financieras	**320.000.000**
Pasivos Financieros	320.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	320.000.000
Disminución de Cuentas y Efectos a Pagar	314.790.445
Disminución de Otros Pasivos Circulantes	5.209.555
Total	**6.237.600.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Eventos de Carácter Privado	Evento	19
Eventos Propios	Evento	20
Apoyo a las Actividades Culturales	Evento	20
Exposiciones	Exposición	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**69**	**804.726.189**
Directivo	16	382.560.000
Profesional y Técnico	10	113.280.000
Administrativo	28	209.124.000
Obrero	15	99.762.189
Personal Contratado	**15**	**201.732.000**
Profesional y Técnico	5	115.000.000
De Investigación	5	66.732.000
Obrero	5	20.000.000
TOTAL	**84**	**1.006.458.189**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	4	21.600.000
IV	421.236 - 471.235	4	24.240.000
V	471.236 - 521.235	5	31.500.000
VI	521.236 - 571.235	2	14.160.000
VII	571.236 - 621.235	4	31.440.000
VIII	621.236 - 671.235	1	8.100.000
IX	671.236 - 721.235	6	53.280.000
X	721.236 - 771.235	3	28.740.000
XI	771.236 - 821.235	3	30.744.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	4	50.100.000
XVI	1.021.236 - 1.071.235	28	592.792.000
XVII	1.071.236 - MAS		
	TOTAL	**64**	**886.696.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	5	20.000.000
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.663.856
V	471.236 - 521.235	6	36.865.000
VI	521.236 - 571.235		
VII	571.236 - 621.235	2	14.356.667
VIII	621.236 - 671.235	4	31.876.666
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**20**	**119.762.189**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS Código	01	99	TOTAL
4.01	2.500.000.000		**2.500.000.000**
4.02	214.000.000		**214.000.000**
4.03	1.586.000.000		**1.586.000.000**
4.04	1.190.000.000		**1.190.000.000**
4.06	320.000.000		**320.000.000**
4.07	190.000.000		**190.000.000**
4.08		237.600.000	**237.600.000**
TOTAL	**6.000.000.000**	**237.600.000**	**6.237.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Programación Cultural	6.000.000.000
99	Partidas no Asignables a Programas	237.600.000
	TOTAL	**6.237.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.500.000.000
4.02	Materiales y Suministros	214.000.000
4.03	Servicios no Personales	1.586.000.000
4.04	Activos Reales	1.190.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	320.000.000
4.07	Transferencias	190.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	237.600.000
	TOTAL	**6.237.600.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.000.000.000**
Transferencias Para Financiar Gastos Corrientes	1.304.120.000
Del Sector Público	1.304.120.000
De Entes Descentralizados	1.304.120.000
- Recursos Ordinarios	1.304.120.000
Ingresos por Actividades Propias	4.695.880.000
Venta de Servicios	4.695.880.000
Ingresos por Eventos y Espectáculos	3.710.880.000
Ingresos Derivados	950.000.000
Rentas o Arrendamientos	35.000.000
B. Gastos Corrientes	**4.727.600.000**
Gastos de Consumo	4.537.600.000
Gastos de Personal	2.500.000.000
Materiales y Suministros	214.000.000
Servicios no Personales	1.586.000.000
Otros Gastos de Instituciones Descentralizadas	237.600.000
Depreciación y Amortización	237.600.000
Otros Gastos Corrientes	190.000.000
Transferencias	190.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**1.272.400.000**
II. Cuenta Capital	
A. Recursos de Capital	**1.510.000.000**
Ahorro en la Cuenta Corriente	1.272.400.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	237.600.000
B. Gastos de Capital	**1.190.000.000**
Activos Reales	1.090.000.000
Repuestos y Reparaciones Mayores	125.000.000
Adquisición de Maquinarias y Demás Equipos	370.000.000
Obras de Infraestructura	100.000.000
Conservaciones Ampliaciones y Mejoras	495.000.000
Activos Intangibles	100.000.000
C. Resultado Financiero : Superávit/(Déficit)	**320.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**320.000.000**
Superávit Financiero	320.000.000
B. Aplicaciones Financieras	**320.000.000**
Pasivos Financieros	320.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	320.000.000
Disminución de Cuentas y Efectos a Pagar	314.790.445
Disminución de Otros Pasivos Circulantes	5.209.555

A0417

Fundación Centro Nacional de la Fotografía de Venezuela

FUNDACIÓN CENTRO NACIONAL DE LA FOTOGRAFÍA DE VENEZUELA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Centro Nacional de la Fotografía de Venezuela tiene como misión asesorar al Ministerio del Estado para la Cultura en materia de investigación, desarrollo, preservación capacitación en el ámbito fotográfico.

Entre las actividades principales de la Fundación Centro Nacional de la Fotografía de Venezuela se destacan:

-Fomentar, promover y desarrollar la investigación, el registro, la difusión, la promoción y la preservación de la fotografía .

-Constituirse en una referencia nacional para la fotografía, trabajando en red con las iniciativas públicas y privadas.

Entre las metas proyectadas mas relevantes de la fundación, destacan las siguiente: Producir 120.000 ejemplares de folletos sobre investigación, exposición y procedimientos fotográficos, realizar 12 talleres de formación para público especializado, realizar 5 exposiciones fotográficas.

El Presupuesto de Ingresos de la Fundación se sitúa en Bs. 567,5 millones, discriminados en: Bs. 413,0 millones del aporte del Ejecutivo Nacional (72,8%); recursos de capital provenientes de la depreciación acumulada, Bs. 0,2 millones y recursos financieros Bs. 154,3 millones (27,2%).

La totalidad de los recursos antes indicados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 562,5 millones y Gastos de Capital 5,0 millones.

El ejercicio económico y financiero proyectado indica un desahorro por Bs. 149,3 millones en cuenta corriente y un déficit de Bs. 154,3 millones en cuenta capital, el cual será cubierto con disminución de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**413.000.000**
Transferencias Para Financiar Gastos Corrientes	413.000.000
Del Sector Público	413.000.000
Recursos de Capital	**204.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	204.000
Recursos Financieros	**154.264.980**
Activos Financieros	154.264.980
Disminución de Caja y Bancos	154.264.980
TOTAL	**567.468.980**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**562.468.980**
Gastos de Consumo	462.468.980
Gastos de Personal	282.864.980
Materiales y Suministros	54.425.000
Servicios no Personales	124.975.000
Otros Gastos de Instituciones Descentralizadas	204.000
Depreciación y Amortización	204.000
Otros Gastos Corrientes	100.000.000
Transferencias	100.000.000
Transferencias Corrientes al Sector Privado	100.000.000
Gastos de Capital	**5.000.000**
Activos Reales	5.000.000
Adquisición de Maquinarias y Demás Equipos	5.000.000
Total	**567.468.980**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Producir Folletos Mensuales Sobre Investigaciones, exposiciones y Procedimientos Fotográficos	Folleto	120.000
Producir Libros Sobre Temas Relativos a la Fotografía	Libro	4
Realizar Exposiciones Fotográficas	Exposición	5
Realizar Encuentro Anual Nacional de Fotografía Venezolana	Evento	1
Realizar Talleres de Formación Para Público Especializado, con Sensibilidad Comunitaria de Integración	Taller	12
Apoyar Presupuestariamente a Centros de Fotografías y Escuelas	Subsidio	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	9	**90.856.020**
Directivo	2	50.400.000
Profesional y Técnico	2	14.536.020
Administrativo	1	8.400.000
Obrero	4	17.520.000
TOTAL	**9**	**90.856.020**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	2	14.536.020
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.400.000
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2	50.400.000
	TOTAL	**5**	**73.336.020**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	4	17.520.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**4**	**17.520.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	282.864.980			**282.864.980**
4.02	37.525.000	16.900.000		**54.425.000**
4.03	52.201.250	72.773.750		**124.975.000**
4.04	5.000.000			**5.000.000**
4.07		100.000.000		**100.000.000**
4.08			204.000	**204.000**
TOTAL	**377.591.230**	**189.673.750**	**204.000**	**567.468.980**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección de Apoyo Técnico y Administrativo	377.591.230
02	Dirección de Fomento, investigación, promoción y conservación fotográfica	189.673.750
99	Partidas no Asignables a Programas	204.000
	TOTAL	**567.468.980**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	282.864.980
4.02	Materiales y Suministros	54.425.000
4.03	Servicios no Personales	124.975.000
4.04	Activos Reales	5.000.000
4.07	Transferencias	100.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	204.000
	TOTAL	**567.468.980**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**413.000.000**
A. Ingresos Corrientes	413.000.000
Transferencias Para Financiar Gastos Corrientes	413.000.000
Del Sector Público	413.000.000
De Entes Descentralizados	**562.468.980**
B. Gastos Corrientes	462.468.980
Gastos de Consumo	282.864.980
Gastos de Personal	54.425.000
Materiales y Suministros	124.975.000
Servicios no Personales	204.000
Otros Gastos de Instituciones Descentralizadas	204.000
Depreciación y Amortización	100.000.000
Otros Gastos Corrientes	100.000.000
Transferencias	100.000.000
Transferencias Corrientes al Sector Privado	100.000.000
Pensiones y Jubilaciones	**(149.468.980)**
C. Resultado Económico : Ahorro/(Desahorro)	
II. Cuenta Capital	**(149.264.980)**
A. Recursos de Capital	(149.468.980)
Desahorro en la Cuenta Corriente	
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	204.000
	5.000.000
B. Gastos de Capital	5.000.000
Activos Reales	5.000.000
Adquisición de Maquinarias y Demás Equipos	**(154.264.980)**
C. Resultado Financiero : Superávit/(Déficit)	
III. Cuenta Financiera	**154.264.980**
A. Recursos Financieros	154.264.980
Activos Financieros	154.264.980
Disminución de Cajas y Bancos	**154.264.980**
B. Aplicaciones Financieras	154.264.980
Déficit Financiero	

A0821
Centro Nacional Autónomo de Cinematografia
(CNAC)

CENTRO NACIONAL AUTÓNOMO DE CINEMATOGRAFÍA (CNAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Centro Nacional Autónomo de Cinematografía (CNAC), a través de la Ley de Cinematografía Nacional es el órgano rector de la actividad de la cinematografía del país. Su misión es estimular, proteger y promover la producción, distribución, exhibición y difusión dentro y fuera del país, de las obras cinematográficas nacionales.

Para el ejercicio económico 2005, el presupuesto de ingresos se sitúa en Bs. 6.035,5 millones, discriminados en: Bs. 4.587,6 millones provenientes de transferencias corrientes para financiar gastos corrientes; Bs. 75,0 millones de intereses por títulos y valores: Bs. 10,0 millones de depreciación y recursos financieros de Bs. 1.392,8 (disminución de caja y bancos y recuperación de préstamos).

El presupuesto de gastos para del año 2005 asciende a Bs. 6.035,5 millones, distribuidos en: gastos corrientes Bs. 2.837,1 millones; gastos de capital Bs. 40,0 millones y Bs. 3.158,4 millones de aplicaciones financieras (concesión de préstamos y disminución de cuentas y efectos a pagar).

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 1.825,6 millones en la cuenta corriente y un superávit en la cuenta capital de Bs. 1.795,6 millones.

Entre las metas más relevantes, destacan las siguientes: producción y terminación de largometrajes; producción de telefilm; Film Comisión; comercialización nacional e internacional; entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.662.640.000**
Transferencias Para Financiar Gastos Corrientes	4.587.640.000
Del Sector Público	4.587.640.000
Otros Ingresos Corrientes	75.000.000
Ingresos de la Propiedad	75.000.000
Recursos de Capital	**10.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.000.000
Recursos Financieros	**1.362.845.330**
Activos Financieros	1.362.845.330
Disminución de Caja y Bancos	1.294.000.000
Recuperación de Préstamos	68.845.330
TOTAL	**6.035.485.330**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.837.085.330**
Gastos de Consumo	1.966.501.930
Gastos de Personal	1.399.701.930
Materiales y Suministros	112.000.000
Servicios no Personales	444.800.000
Otros Gastos de Instituciones Descentralizadas	10.000.000
Depreciación y Amortización	10.000.000
Otros Gastos Corrientes	870.583.400
Transferencias	870.583.400
Gastos de Capital	**40.000.000**
Activos Reales	40.000.000
Adquisición de Maquinarias y Demás Equipos	40.000.000
Aplicaciones Financieras	**3.158.400.000**
Activos Financieros	1.864.400.000
Concesión de Préstamos	1.864.400.000
Pasivos Financieros	1.294.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.294.000.000
Disminución de Cuentas y Efectos a Pagar	1.294.000.000
Total	**6.035.485.330**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Producción de Largometrajes	Aporte	3
Desarrollo de Guiones	Aporte	12
Financiamiento Montaje de Proyectos	Aporte	3
Producción de Cortometraje	Aporte	3
Terminación de Largometrajes	Aporte	3
Terminación de Cortometrajes	Aporte	3
Film Commission de Venezuela	Evento	3
Presencia del Cine en Encuentros Internacionales	Evento	80
Comercialización Nacional	Aporte	6
Comercialización Internacional	Aporte	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**44**	**537.348.185**
Directivo	12	256.910.867
Profesional y Técnico	21	211.675.896
Administrativo	6	44.005.986
Obrero	5	24.755.436
TOTAL	**44**	**537.348.185**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	2	9.009.209
IV	421.236 - 471.235	1	5.367.168
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	2	14.309.612
VIII	621.236 - 671.235		
IX	671.236 - 721.235	7	59.625.363
X	721.236 - 771.235	6	54.982.488
XI	771.236 - 821.235		
XII	821.236 - 871.235	4	40.907.246
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	17	328.391.663
	TOTAL	**39**	**512.592.749**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.914.820
II	321.236 - 371.235	2	9.740.616
III	371.236 - 421.235	2	11.100.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**5**	**24.755.436**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	1.399.701.930				**1.399.701.930**
4.02	112.000.000				**112.000.000**
4.03	444.800.000				**444.800.000**
4.04	40.000.000				**40.000.000**
4.05		1.864.400.000			**1.864.400.000**
4.06				1.294.000.000	**1.294.000.000**
4.07		311.383.400	559.200.000		**870.583.400**
4.08	10.000.000				**10.000.000**
TOTAL	**2.006.501.930**	**2.175.783.400**	**559.200.000**	**1.294.000.000**	**6.035.485.330**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	2.006.501.930
02	Fomento a la Actividad Cinematográfica	2.175.783.400
03	Promoción y Comercialización Internacional	559.200.000
99	Partidas no Asignables a Programas	1.294.000.000
	TOTAL	**6.035.485.330**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.399.701.930
4.02	Materiales y Suministros	112.000.000
4.03	Servicios no Personales	444.800.000
4.04	Activos Reales	40.000.000
4.05	Activos Financieros	1.864.400.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.294.000.000
4.07	Transferencias	870.583.400
4.08	Otros Gastos de Instituciones Descentralizadas	10.000.000
	TOTAL	**6.035.485.330**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.662.640.000**
Transferencias Para Financiar Gastos Corrientes	4.587.640.000
Del Sector Público	4.587.640.000
De la Administración Central	4.587.640.000
Recursos Ordinarios	4.587.640.000
Otros Ingresos Corrientes	75.000.000
Ingresos de la Propiedad	75.000.000
Interese por Títulos y Valores	75.000.000
B. Gastos Corrientes	**2.837.085.330**
Gastos de Consumo	1.966.501.930
Gastos de Personal	1.399.701.930
Materiales y Suministros	112.000.000
Servicios no Personales	444.800.000
Otros Gastos de Instituciones Descentralizadas	10.000.000
Depreciación y Amortización	10.000.000
Otros Gastos Corrientes	870.583.400
Transferencias	870.583.400
C. Resultado Económico : Ahorro/(Desahorro)	**1.825.554.670**
II. Cuenta Capital	
A. Recursos de Capital	**1.835.554.670**
Ahorro en la Cuenta Corriente	1.825.554.670
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	10.000.000
B. Gastos de Capital	**40.000.000**
Activos Reales	40.000.000
Adquisición de Maquinarias y Demás Equipos	40.000.000
C. Resultado Financiero Superávit /(Déficit)	**1.795.554.670**
III. Cuenta Financiera	
A. Recursos Financieros	**3.158.400.000**
Activos Financieros	1.362.845.330
Disminución de Cajas y Bancos	1.294.000.000
Recuperación de Préstamos	68.845.330
Superávit Financiero	1.795.554.670
B. Aplicaciones Financieras	**3.158.400.000**
Activos Financieros	1.864.400.000
Concesión de Préstamos	1.864.400.000
Pasivos Financieros	1.294.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	1.294.000.000
Disminución de Cuentas y Efectos a Pagar	1.294.000.000

A0829
Centro Nacional del Libro (CNL)

CENTRO NACIONAL DEL LIBRO (CNL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Centro Nacional del Libro tiene como objetivo propiciar el fomento de la industria editorial y gráfica nacional, la promoción del libro y la lectura, generando condiciones óptimas para el mejoramiento cualitativo y cuantitativo de la producción y comercialización, que impulsen el desarrollo cultural, social y económico del país.

Su actividad principal es fomentar la lectura, el libro y la industria editorial y gráfica, como factores estratégicos del desarrollo cultural y económico de Venezuela.

Entre las metas más importantes planteadas para el año 2005, la Fundación tiene estimado realizar la promoción y ejecutar el premio nacional del libro, contribuir para la presencia de Venezuela en 4 ferias internacionales del libro, contribuir en la organización, promoción y realización de la XII feria Internacional del Libro de Caracas 2005, impartir 30 cursos para formar multiplicadores de los talleres de formación editorial a nivel nacional, realizar 10 cursos para formar asistentes editoriales en Caracas, impartir 7 cursos para formar asistentes regionales en ferias regionales, entre otras.

Para el ejercicio fiscal 2005 el Centro Nacional del Libro estima financiar sus gastos con un total de recursos que ascienden a la cantidad de Bs. 2.264,7 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 2.048,0 millones (90,4%) y Recursos de Capital integrados por la depreciación anual Bs. 216,7 millones (9,6%).

El presupuesto de gastos se estima en Bs. 2.264,7 millones, distribuidos en gastos corrientes por Bs. 2.070,7 millones (91,4%), inversión en activos fijos Bs. 33,0 millones (1,5%) y aplicaciones financieras Bs. 161,0 millones (7,1%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 22,7 millones y un superávit financiero de Bs. 161,0 millones, luego de considerar una inversión real de Bs. 33,0 millones que permitirá realizar compras de maquinarias y equipos diversos. El superávit financiará la disminución de pasivos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.048.070.004**
Transferencias Para Financiar Gastos Corrientes	1.887.070.004
Del Sector Público	1.887.070.004
Ingresos por Actividades Propias	161.000.000
Venta de Servicios	161.000.000
Recursos de Capital	**216.660.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	216.660.000
TOTAL	**2.264.730.004**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.070.730.004**
Gastos de Consumo	2.064.730.004
Gastos de Personal	1.025.022.185
Materiales y Suministros	99.707.038
Servicios no Personales	723.340.781
Otros Gastos de Instituciones Descentralizadas	216.660.000
Depreciación y Amortización	216.660.000
Otros Gastos Corrientes	6.000.000
Transferencias	6.000.000
Gastos de Capital	**33.000.000**
Activos Reales	33.000.000
Adquisición de Maquinarias y Demás Equipos	12.000.000
Otros Activos Reales	21.000.000
Aplicaciones Financieras	**161.000.000**
Pasivos Financieros	161.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	161.000.000
Disminución de Otros Pasivos no Circulantes	161.000.000
Total	**2.264.730.004**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar Campaña Informativa y Publicitaria Para Promocionar Autores y Libros	Soporte Informativo	4
Promover y Ejecutar el Premio Nacional del Libro	Premio	1
Contribuir Para la Presencia de Venezuela en 4 Ferias Internacionales del Libro	Feria	4
Contribuir en la Organización, Promoción y Realización la XII Feria Internacional del Libro de Caracas 2005	Feria	1
Impartir 30 Cursos Para Formar Multiplicadores de los Talleres de Formación Editorial a Nivel Nacional	Curso	30
Impartir 10 Cursos Para Formar Asistentes Editoriales en Caracas	Curso	10
Impartir 7 Cursos Para Formar Asistentes Editoriales en Ferias Regionales	Curso	7
Impartir 60 Cursos Para Formar Promotores de la Lectura en Todo el País	Curso	60
Implementar una Metodología que Genere el Certificado del ISBN de Forma Automática	Certificado	1
Realizar Campaña Publicitaria Orientada a Incrementar los Sujetos Inscritos en el ISBN	Campaña	2
Realizar la Edición y Reproducción de un CD con Todos los Títulos Producidos en el año 2004	CD Editado	1
Dictar Cuatro Cursos Para la Formación Legal y Tributaria Orientados a los Sujetos del RENLI	Curso	4
Realizar Campaña Publicitaria Orientada a Incrementar los Sujetos Inscritos en el RENLI, y Sistematizar la Elaboración de la Credencial Otorgada	Campaña	4
Participar en una Subcomisión Presidencial Contra los Delitos de Propiedad Intelectual, Liderada por el SENIAT	Aporte	5
Realizar una Investigación de Alcance Nacional Sobre el Comportamiento Lector en Venezuela, en Alianza con el INE	Investigación	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**37**	**380.267.440**
Directivo	5	120.746.667
Profesional y Técnico	22	208.911.205
Administrativo	7	36.830.424
Obrero	3	13.779.144
TOTAL	**37**	**380.267.440**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	4	18.888.576
IV	421.236 - 471.235	1	5.569.176
V	471.236 - 521.235	2	12.372.672
VI	521.236 - 571.235	6	37.824.840
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	15.374.924
IX	671.236 - 721.235	3	25.022.303
X	721.236 - 771.235	1	8.989.524
XI	771.236 - 821.235	2	18.732.262
XII	821.236 - 871.235	1	10.068.267
XIII	871.236 - 921.235	1	10.979.040
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	2	25.317.600
XVII	1.071.236 - MAS	9	177.349.112
	TOTAL	**34**	**366.488.296**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.200.000
III	371.236 - 421.235	1	4.489.572
IV	421.236 - 471.235	1	5.089.572
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**3**	**13.779.144**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	TOTAL
4.01	988.725.555	5.500.000	30.546.630	250.000		**1.025.022.185**
4.02	78.246.287	250.000	18.960.751	2.250.000		**99.707.038**
4.03	383.362.720	216.655.442	69.402.619	53.920.000		**723.340.781**
4.04	22.000.000			11.000.000		**33.000.000**
4.06	161.000.000					**161.000.000**
4.07	1.000.000			5.000.000		**6.000.000**
4.08					216.660.000	**216.660.000**
TOTAL	**1.634.334.562**	**222.405.442**	**118.910.000**	**72.420.000**	**216.660.000**	**2.264.730.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior y Órganos de Apoyo y Técnico-administrativo	1.634.334.562
02	Promoción del Libro y la Lectura	222.405.442
03	Formación Editorial y Gráfica	118.910.000
04	Fomento a la Industria Editorial y Gráfica	72.420.000
05	Partidas no Asignables a Programas	216.660.000
	TOTAL	**2.264.730.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.025.022.185
4.02	Materiales y Suministros	99.707.038
4.03	Servicios no Personales	723.340.781
4.04	Activos Reales	33.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	161.000.000
4.07	Transferencias	6.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	216.660.000
	TOTAL	**2.264.730.004**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.048.070.004**
Transferencias Para Financiar Gastos Corrientes	1.887.070.004
Del Sector Público	1.887.070.004
De la Administración Central	1.887.070.004
Recursos Ordinarios	1.887.070.004
Ingresos por Actividades Propias	161.000.000
Venta de Servicios	161.000.000
Registro Nacional de Editores	61.000.000
Feria Internacional del Libro de Caracas	40.000.000
Agencia ISBN	60.000.000
B. Gastos Corrientes	**2.070.730.004**
Gastos de Consumo	2.064.730.004
Gastos de Personal	1.025.022.185
Materiales y Suministros	99.707.038
Servicios no Personales	723.340.781
Otros Gastos de Instituciones Descentralizadas	216.660.000
Depreciación y Amortización	216.660.000
Otros Gastos Corrientes	6.000.000
Transferencias	6.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**(22.660.000)**
II. Cuenta Capital	
A. Recursos de Capital	**194.000.000**
Desahorro en la Cuenta Corriente	(22.660.000)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	216.660.000
B. Gastos de Capital	**33.000.000**
Activos Reales	33.000.000
Adquisición de Maquinarias y Demás Equipos	12.000.000
Otros Activos Reales	21.000.000
C. Resultado Financiero : Superávit / (Déficit)	**161.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**161.000.000**
Superávit Financiero	161.000.000
B. Aplicaciones Financieras	**161.000.000**
Pasivos Financieros	161.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	161.000.000
Disminución de Otros Pasivos no Circulantes	161.000.000

A0911
Academia Nacional de la Ingeniería y el Hábitat

ACADEMIA NACIONAL DE LA INGENIERÍA Y EL HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Academia Nacional de la Ingeniería y el Hábitat, tiene como misión cooperar con el desarrollo nacional y con la definición y elaboración de directrices relacionadas con el desarrollo de la infraestructura.

Entre las actividades principales de la Academia se destacan:

- Asesorar al Poder Legislativo, Ejecutivo y Universidades en asunto de interés nacional ligados al quehacer de la ingeniería, arquitectura y urbanismo.

- Estudiar la normativa legal y técnica de ingeniería y arquitectura.

- Publicar y difundir el conocimiento tecnológico.

De las metas más relevantes de la academia, destacan las siguientes: Publicación de 2000 ejemplares del boletín de la academia, distribuir 1.050 ejemplares del boletín de la academia y la publicación de 2000 ejemplares de los foros realizados.

El presupuesto de ingresos de la Academia se sitúa en Bs. 105,8 millones, discriminados en: Bs. 103,0 millones del aporte del Ejecutivo Nacional (97,2%) y Bs. 2,8 millones de recursos de capital provenientes de la depreciación (2,8%).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 95,8 millones y Bs. 10,0 millones a la adquisición de activos.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 7,2 millones en la cuenta corriente y resultado equilibrado en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**102.968.320**
Transferencias Para Financiar Gastos Corrientes	102.968.320
Del Sector Público	102.968.320
Recursos de Capital	**2.850.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.850.000
TOTAL	**105.818.320**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**95.795.410**
Gastos de Consumo	95.795.410
Gastos de Personal	29.100.410
Materiales y Suministros	10.775.000
Servicios no Personales	53.070.000
Otros Gastos de Instituciones Descentralizadas	2.850.000
Depreciación y Amortización	2.850.000
Gastos de Capital	**10.022.910**
Activos Reales	10.022.910
Adquisición de Maquinarias y Demás Equipos	10.022.910
Total	**105.818.320**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Publicar Foros	Ejemplar	2.000
Publicar Boletines de la Academia	Ejemplar	2.000
Distribuir de Boletín de la Academia	Ejemplar	1.050

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1**	**5.400.000**
Administrativo	1	5.400.000
Personal Fijo a Tiempo Parcial	**1**	**9.120.000**
Profesional y Técnico	1	9.120.000
Personal Contratado	**2**	**2.964.000**
Obrero	2	2.964.000
TOTAL	**4**	**17.484.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.400.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	1	9.120.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**14.520.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	2.964.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**2.964.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	29.100.410			**29.100.410**
4.02		10.775.000		**10.775.000**
4.03		53.070.000		**53.070.000**
4.04		10.022.910		**10.022.910**
4.09			2.850.000	**2.850.000**
TOTAL	**29.100.410**	**73.867.910**	**2.850.000**	**105.818.320**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración	29.100.410
02	Asesoría y Producción	73.867.910
99	Partidas no Asignables a Programas	2.850.000
	TOTAL	**105.818.320**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	29.100.410
4.02	Materiales y Suministros	10.775.000
4.03	Servicios no Personales	53.070.000
4.04	Activos Reales	10.022.910
4.09	Disminución de Patrimonio	2.850.000
	TOTAL	**105.818.320**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**102.968.320**
Transferencias Para Financiar Gastos Corrientes	102.968.320
Del Sector Público	102.968.320
De la Administración Central	102.968.320
Recursos Ordinarios	102.968.320
B. Gastos Corrientes	**95.795.410**
Gastos de Consumo	95.795.410
Gastos de Personal	29.100.410
Materiales y Suministros	10.775.000
Servicios no Personales	53.070.000
Otros Gastos de Instituciones Descentralizadas	2.850.000
Depreciación y Amortización	2.850.000
C. Resultado Económico : Ahorro/ (Desahorro)	**7.172.910**
II. Cuenta Capital	
A. Recursos de Capital	**10.022.910**
Ahorro en la Cuenta Corriente	7.172.910
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	2.850.000
B. Gastos de Capital	**10.022.910**
Activos Reales	10.022.910
Adquisición de Maquinarias y Demás Equipos	10.022.910
C. Resultado Financiero Equilibrado	

A0938
Instituto Nacional de la Juventud

INSTITUTO NACIONAL DE LA JUVENTUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de la Juventud tiene como objetivo la rectoría, coordinación, formulación, programación, compatibilización y evaluación de las políticas para la juventud, así como realizar todos los actos administrativos necesarios para la instrumentación de esta política nacional.

Para el ejercicio fiscal 2005, la Institución estima alcanzar las siguientes metas: realizar 5 estudios dirigidos a la juventud; 32 campañas comunicacionales; suscribir 12 convenios con organismos públicos y privados; programar 4 jornadas para la difusión del Nuevo Proyecto de la Juventud; diseñar 1 política de integración; efectuar 1 investigación para apoyar programas y proyectos enmarcados en la identidad nacional, regional y local; capacitar 30.000 jóvenes a nivel nacional; reinsertar 30.000 jóvenes al sistema socioeducativo; formar 250.000 voluntarios juveniles; fomentar 36 cooperativas juveniles; otorgar 500 becas-subsidios a jóvenes emprendedores y realizar 15 jornadas motivacionales dirigidas a la juventud.

Para el logro de sus metas dispone de un financiamiento de Bs. 5.944,2 millones, de los cuales Bs. 5.881,1 millones (98,9%) corresponden a transferencias del Ejecutivo Nacional; recursos de capital Bs. 63,0 millones (1,0%) provenientes de la reserva de depreciación y Bs. 0,1 millones (0,1%) por incremento de patrimonio.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 5.049,2 millones (84,9%), inversión en activos fijos por Bs. 734,6 millones (12,4%) e incremento de disponibilidades de Bs. 160,4 millones (2,7%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.881.100.000**
Transferencias Para Financiar Gastos Corrientes	5.881.100.000
Del Sector Público	5.881.100.000
Recursos de Capital	**63.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	63.000.000
Recursos Financieros	**83.085**
Incremento de Patrimonio	83.085
TOTAL	**5.944.183.085**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.049.177.142**
Gastos de Consumo	3.848.477.142
Gastos de Personal	2.646.373.820
Materiales y Suministros	494.752.223
Servicios no Personales	644.351.099
Otros Gastos de Instituciones Descentralizadas	63.000.000
Depreciación y Amortización	63.000.000
Otros Gastos Corrientes	1.200.700.000
Transferencias	1.200.700.000
Transferencias Corrientes al Sector Público	1.200.700.000
Gastos de Capital	**734.648.000**
Activos Reales	714.648.000
Adquisición de Maquinarias y Demás Equipos	710.648.000
Otros Activos Reales	4.000.000
Activos Intangibles	20.000.000
Aplicaciones Financieras	**160.357.943**
Activos Financieros	160.357.943
Incremento de Caja y Bancos	160.235.142
Incremento de Inversiones y Efectos a Cobrar	122.801
Total	**5.944.183.085**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Estudio para el diseño del Plan Nacional de Reeducación para los jóvenes	Estudio	1
Estudio del proceso de creación de las Direcciones Nacionales de la Juventud	Estudio	1
Estudio del plan de contingencia de las y los jóvenes involucrados en el uso Indebido de las drogas, alcoholismo, tabaquismo, prostitución y delincuencia.	Estudio	1
Campaña comunicacional dirigida a la juventud	Campaña	32
Suscripción de convenios con Organismos Públicos y Privados para elevar la calidad de vida de las y los Jóvenes.	Convenio	12
Difusión del Nuevo Proyecto de la Juventud	Jornada	4
Fomentar y diseñar políticas y estrategias de integración, cultural, laboral y productiva a las y los jóvenes indígenas	Política de Integración	1
Realizar estudios especiales que permitan la evaluación y análisis sobre la situación de la juventud venezolana.	Estudio Especial	1
Efectuar Investigaciones que permitan apoyar la realización de programas y proyectos enmarcados en la identidad nacional, regional y local.	Investigación	1
Estudio para la implementar un Programa de Capacitación y Reinserción Laboral para los trabajadores juveniles.	Estudio	1

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Estudio para la creación del Fondo Nacional de Desarrollo para la Juventud.	Estudio	1
Formular e implementar el Plan de Desarrollo Organizacional	Plan	1
Capacitar a jóvenes a nivel nacional	Joven Capacitado	30.000
Apoyar la Creación de Brigadas Juveniles	Brigada Juvenil	30
Formar facilitadores de manera integral a nivel nacional	Facilitador	150
Financiar Organizaciones Comunitarias	Organización Comunitaria	110
Reinsertar a las y los Jóvenes en el Sistema Socio Educativo y/o Socio Productivo a nivel nacional.	Joven Reinsertado	30.000
Formar voluntariado juvenil a nivel nacional	Joven Voluntario	250.000
Realizar eventos recreativos y culturales en el Marco del Programa "Una Sonrisa Popular" en coordinación con las Brigadas	Evento	45
Fomentar el turismo juvenil y estudiantil a través de campañas a nivel nacional, regional y local.	Campaña	1
Realizar jornadas de prevención a nivel nacional, regional y local enmarcadas en las áreas de educación sexual, salud reproductiva, control de maternidad y paternidad precoz, sida, tabaquismo, droga y alcoholismo.	Jornada	45
Fomentar Cooperativas Juveniles a nivel nacional	Cooperativa	36
Otorgar becas y subsidios estudiantiles a las y los jóvenes emprendedores.	Beca/Subsidio	500
Realizar talleres de formación para coordinadores regionales y promotores estadales.	Coordinador/ Promotor	92
Realizar jornadas motivacionales a nivel nacional a las y los jóvenes.	Jornada	15

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1**	**16.663.260**
Directivo	1	16.663.260
Personal Contratado	**234**	**1.973.567.640**
Directivo	16	322.237.500
Profesional y Técnico	54	566.257.500
Administrativo	164	1.085.072.640
TOTAL	**235**	**1.990.230.900**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	5	24.092.640
IV	421.236 - 471.235	13	71.760.000
V	471.236 - 521.235	34	203.895.000
VI	521.236 - 571.235	95	626.557.500
VII	571.236 - 621.235	28	201.600.000
VIII	621.236 - 671.235	2	15.000.000
IX	671.236 - 721.235	4	33.000.000
X	721.236 - 771.235	2	18.000.000
XI	771.236 - 821.235	1	9.750.000
XII	821.236 - 871.235	1	9.900.000
XIII	871.236 - 921.235	3	31.800.000
XIV	921.236 - 971.235	2	22.462.500
XV	971.236 - 1.021.235	3	36.000.000
XVI	1.021.236 - 1.071.235	7	89.250.000
XVII	1.071.236 - MAS	35	597.163.260
	TOTAL	**235**	**1.990.230.900**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	1.973.280.236	673.093.584		**2.646.373.820**
4.02	489.402.223	5.350.000		**494.752.223**
4.03	642.568.779	1.782.320		**644.351.099**
4.04	734.648.000			**734.648.000**
4.05	160.357.943			**160.357.943**
4.07	300.000.000	900.700.000		**1.200.700.000**
4.08			63.000.000	**63.000.000**
TOTAL	**4.300.257.181**	**1.580.925.904**	**63.000.000**	**5.944.183.085**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividad Central	4.300.257.181
02	Servicios Operativos	1.580.925.904
99	Partidas No Asignables a Programas	63.000.000
	TOTAL	**5.944.183.085**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.646.373.820
4.02	Materiales y Suministros	494.752.223
4.03	Servicios no Personales	644.351.099
4.04	Activos Reales	734.648.000
4.05	Activos Financieros	160.357.943
4.07	Transferencias	1.200.700.000
4.08	Otros Gastos de Instituciones Descentralizadas	63.000.000
	TOTAL	**5.944.183.085**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.881.100.000**
Transferencias Para Financiar Gastos Corrientes	5.881.100.000
Del Sector Público	5.881.100.000
De Entes Descentralizados	5.881.100.000
B. Gastos Corrientes	**5.049.177.142**
Gastos de Consumo	3.848.477.142
Gastos de Personal	2.646.373.820
Materiales y Suministros	494.752.223
Servicios no Personales	644.351.099
Otros Gastos de Instituciones Descentralizadas	63.000.000
Depreciación y Amortización	63.000.000
Otros Gastos Corrientes	1.200.700.000
Transferencias	1.200.700.000
Transferencias Corrientes al Sector Público	1.200.700.000
C. Resultado Económico : Ahorro/(Desahorro)	**831.922.858**
II. Cuenta Capital	
A. Recursos de Capital	**894.922.858**
Ahorro en la Cuenta Corriente	831.922.858
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	63.000.000
B. Gastos de Capital	**734.648.000**
Activos Reales	714.648.000
Adquisición de Maquinarias y Demás Equipos	710.648.000
Otros Activos Reales	4.000.000
Activos Intangibles	20.000.000
C. Resultado Financiero : Superávit/(Déficit)	**160.274.858**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**160.357.943**
Incremento de Patrimonio	83.085
Superávit Financiero	160.274.858
B. Aplicaciones Financieras	**160.357.943**
Activos Financieros	160.357.943
Incremento de Caja y Bancos	160.235.142
Incremento de Cuentas y Efectos a Cobrar	122.801

13
Ministerio del Trabajo

A0051

Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)

INSTITUTO NACIONAL PARA LA CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET)

POLITICA PRESUPUESTARIA APARA EL AÑO 2005

El INCRET, es un Instituto Autónomo adscrito al Ministerio del Trabajo, creado por Ley en Gaceta Oficial Nº 24.487 de fecha 21-06-1954 donde se establece su organización, funciones, patrimonio, administración y el objetivo principal es la capacitación y recreación de los trabajadores.

OBJETIVO:

Desarrollar y promover una política integral de recreación para los trabajadores y sus familiares, con sentido económicamente rentable, y propender a la elevación del nivel cultural de los mismos.

FUNCIONES GENERALES :

- Colaborar con el Ministerio del Trabajo en todo lo referente al aprovechamiento del tiempo libre de los trabajadores y sus vacaciones anuales, a fin de garantizar debidamente el bienestar de estos y de sus familiares; cooperar con el referido Despacho en la ejecución de las políticas que al efecto se adopten.

- Prestar colaboración al Ministerio del Trabajo en la labor de proporcionar medios de recreación a los trabajadores y a sus familiares que le permitan al mismo tiempo elevar su nivel cultural e intelectual.

- Administrar los servicios turísticos de recreación y cultura que determine el Ejecutivo Nacional por Leyes y Decretos.

- Contribuir con el Ministerio del Trabajo a fomentar el turismo social a la clase trabajadora del país.

- Coadyuvar con el Ministerio del Trabajo a la investigación de los problemas económico, sociales y culturales de los trabajadores.

- Organizar conjuntamente con el Ministerio del Trabajo, Conferencias, Teatro, Exposiciones Culturales, Bibliotecas, Publicaciones, Proyecciones de Cine Educativo, y cualquier otra actividad similar.

- Ejercer la Administración de las Casas Sindicales, Ciudades o Colonias Vacacionales que le confiere el Ejecutivo Nacional de acuerdo con la Reglamentación que las rige.

- Reglamentar y administrar los diferentes servicios de Recreación, de Cultura y de Turismo Social a los trabajadores, y se establezca en el ejercicio de las funciones las que le compete o determine el Ejecutivo Nacional.

A fin de dar cumplimiento con el objetivo y las funciones generales, el INCRET proporciona a los trabajadores y sus familiares medios de recreación que le permitan elevar su nivel vida, tomando en cuenta que la mayor parte de la población en Venezuela posee bajo nivel de ingresos, para lo cual ofrece alojamiento vacacionales accesibles en el Estado Vargas - Ciudad Vacacional "Los Caracas"; Estado Miranda en la Colonia Vacacional Antonio Bertorelli (INCRESOL) Higuerote; Estado Táchira Hotel INCRET San Cristóbal.

Por otra parte, se tiene previsto recuperar la infraestructura en las propiedades del INCRET que están en proceso de Rehabilitación entre las cuales podemos mencionar:

Sede Barquisimeto - Estado. Lara
Sede Coro Estado Falcón
Colonia de Río Chico Estado Miranda
Palma Sola - Morón - Estado. Carabobo
Bahía de Patanemo - Puerto Cabello - Estado. Carabobo

Así como continuar con el Plan de Acción Inmediata y la Propuesta de Transformación Institucional en:

Sede Principal en el Paraíso - Caracas
Ciudad Vacacional Los Caracas - Estado Vargas
Colonia Vacacional Antonio Bertorelli (INCRETSOL) - Estado Miranda
Hotel INCRET San Cristóbal - Estado. Táchira

En otro sentido, los Programas de Cultura se definirán y se coordinaran con los Planes del Ministerio del Trabajo; Ministerio de Educación y Deporte; y el Ministerio de Ciencia y Tecnología, a fin de prestar un servicio integral de recreación y ocupación del tiempo libre, así como para facilitar el acceso a los trabajadores a las diferentes manifestaciones culturales del país.

En cuanto a la Sede Principal del INCRET situada en el Paraíso - Caracas, cuenta con una amplia Sala de Teatro con una locación aproximada de 400 butacas para realizar las actividades culturales que se han programado; salones de usos múltiples, espacios abiertos que son arrendados y oficinas que son alquiladas a diferentes sindicatos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**22.750.000.000**
Transferencias Para Financiar Gastos Corrientes	22.000.000.000
Ministerio del Trabajo	22.000.000.000
Ingresos por Actividades Propias	347.000.000
Venta de Servicios	347.000.000
Otros Ingresos Corrientes	403.000.000
Ingresos de la Propiedad	319.800.000
Otros Ingresos Diversos	83.200.000
Recursos de Capital	**1.749.810.000**
Transferencias Para Financiar Gastos de Capital	1.662.810.000
Recursos Provenientes de la ley de Endeudamiento (Recuperación del Patrimonio del INCRET)	1.662.810.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	87.000.000
Recursos Financieros	**426.761.012**
Activos Financieros	426.761.012
Disminución de Caja y Bancos	426.761.012
TOTAL	**24.926.571.012**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**10.089.161.653**
Gastos de Consumo	9.762.331.504
Gastos de Personal	5.238.861.677
Materiales y Suministros	968.072.421
Servicios no Personales	3.468.397.406
Otros Gastos de Instituciones Descentralizadas	87.000.000
Depreciación y Amortización	87.000.000
Otros Gastos Corrientes	326.830.149
Transferencias	326.830.149
Transferencias Corrientes al Sector Privado	279.375.942
Transferencias Corrientes al Sector Público	47.454.207
Gastos de Capital	**13.580.900.609**
Activos Reales	13.519.900.609
Repuestos y Reparaciones Mayores	79.100.004
Adquisición de Maquinarias y Demás Equipos	720.598.340
Estudios y Proyectos Para Inversión en Activo Fijo	566.000.000
Otros Activos Reales	12.154.202.265
Activos Intangibles	61.000.000
Aplicaciones Financieras	**1.256.508.750**
Pasivos Financieros	1.256.508.750
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.256.508.750
Disminución de Cuentas y Efectos a Pagar	1.256.508.750
Total	**24.926.571.012**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Ciudad Vacacional los Caracas	Persona Atendida	215.720
Colonia Vacacional Antonio Bertorelli (Higuerote)	Persona Atendida	9.550
Hotel INCRET San Cristóbal	Persona Atendida	9.550
Área Turística (Bahía de Patanemo – Puerto Cabello, Palma sola – Morón)	Persona Atendida	58.005
Área Recreativa (Bahía de Patanemo – Puerto Cabello, Palma Sola – Morón)	Persona Atendida	218.700
Área Cultural (Teatro INCRET)	Persona Atendida	225.300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**230**	**1.229.874.535**
Directivo	11	138.466.717
Profesional y Técnico	13	125.538.000
Administrativo	33	151.792.348
Obrero	173	814.077.470
Personal Contratado	**42**	**282.340.000**
Profesional y Técnico	42	282.340.000
TOTAL	**272**	**1.512.214.535**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	19	81.820.000
II	321.236 - 371.235	36	167.753.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	1	7.200.000
VII	571.236 - 621.235	5	38.460.000
VIII	621.236 - 671.235	8	66.106.000
IX	671.236 - 721.235	3	26.919.000
X	721.236 - 771.235	3	29.492.348
XI	771.236 - 821.235	5	50.580.000
XII	821.236 - 871.235	5	53.826.000
XIII	871.236 - 921.235	6	68.006.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	8	107.974.717
	TOTAL	**99**	**698.137.065**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	34	147.173.000
III	371.236 - 421.235	104	479.715.427
IV	421.236 - 471.235	27	141.587.043
V	471.236 - 521.235	8	45.602.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**173**	**814.077.470**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**24**	**251.170.799**
Jubilado	13	165.678.410
Pensionado	11	85.492.389
Obrero	**14**	**74.459.350**
Jubilado	5	27.592.625
Pensionado	9	46.866.725
TOTAL	**38**	**325.630.149**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	2.657.415.649	2.251.633.078	329.812.950		**5.238.861.677**
4.02	528.544.610	282.156.079	157.371.732		**968.072.421**
4.03	893.617.431	2.193.592.975	381.187.000		**3.468.397.406**
4.04	409.640.000	12.940.450.609	230.810.000		**13.580.900.609**
4.06				1.256.508.750	**1.256.508.750**
4.07				326.830.149	**326.830.149**
4.08				87.000.000	**87.000.000**
TOTAL	**4.489.217.690**	**17.667.832.741**	**1.099.181.682**	**1.670.338.899**	**24.926.571.012**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	4.489.217.690
02	Instalaciones INCRET	17.667.832.741
03	Turismo, Recreación y Cultura	1.099.181.682
99	Partidas no Asignables a Programas	1.670.338.899
	TOTAL	**24.926.571.012**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.238.861.677
4.02	Materiales y Suministros	968.072.421
4.03	Servicios no Personales	3.468.397.406
4.04	Activos Reales	13.580.900.609
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.256.508.750
4.07	Transferencias	326.830.149
4.08	Otros Gastos de Instituciones Descentralizadas	87.000.000
	TOTAL	**24.926.571.012**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**22.750.000.000**
Transferencias Para Financiar Gastos Corrientes	22.000.000.000
Ministerio del Trabajo	22.000.000.000
De la Administración Central	22.000.000.000
Recursos Ordinarios	22.000.000.000
Ingresos por Actividades Propias	347.000.000
Venta de Servicios	347.000.000
Venta de Servicios Principales	347.000.000
Otros Ingresos Corrientes	403.000.000
Ingresos de la Propiedad	319.800.000
Intereses por Dinero en Depósitos	24.000.000
Otros Ingresos de la Propiedad	295.800.000
Arrendamientos de Bienes Muebles e Inmuebles	295.800.000
Otros Ingresos Diversos	83.200.000
B. Gastos Corrientes	**10.089.161.653**
Gastos de Consumo	9.762.331.504
Gastos de Personal	5.238.861.677
Materiales y Suministros	968.072.421
Servicios no Personales	3.468.397.406
Otros Gastos de Instituciones Descentralizadas	87.000.000
Depreciación y Amortización	87.000.000
Otros Gastos Corrientes	326.830.149
Transferencias	326.830.149
Transferencias Corrientes al Sector Privado	279.375.942
Pensiones	97.087.291
Jubilaciones	145.816.828
Subsidios a Organismos Laborales y Gremiales	1.200.000
Asistencia al Personal Pensionado	35.271.823
Transferencias Corrientes al Sector Público	47.454.207
Asistencia al Personal Jubilado	47.454.207
C. Resultado Económico : Ahorro/(Desahorro)	**12.660.838.347**
II. Cuenta Capital	
A. Recursos de Capital	**14.410.648.347**
Ahorro en la Cuenta Corriente	12.660.838.347
Transferencias Para Financiar Gastos de Capital	1.662.810.000
Recursos Provenientes de la Ley de Endeudamiento	1.662.810.000
Recuperación del Patrimonio del INCRET	1.662.810.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	87.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**13.580.900.609**
Activos Reales	13.519.900.609
Repuestos y Reparaciones Mayores	79.100.004
Adquisición de Maquinarias y Demás Equipos	720.598.340
Estudios y Proyectos Para Inversión en Activo Fijo	566.000.000
Otros Activos Reales	12.154.202.265
Activos Intangibles	61.000.000
C. Resultado Financiero : Superávit / (Déficit)	**829.747.738**
III. Cuenta Financiera	
A. Recursos Financieros	**1.256.508.750**
Activos Financieros	426.761.012
Disminución de Cajas y Bancos	426.761.012
Superávit Financiero	829.747.738
B. Aplicaciones Financieras	**1.256.508.750**
Pasivos Financieros	1.256.508.750
Servicio de la Deuda y Disminución de Otros Pasivos	1.256.508.750
Disminución de Cuentas y Efectos a Pagar	1.256.508.750

A0055
Instituto Venezolano de los Seguros Sociales
(I.V.S.S.)

INSTITUTO VENEZOLANO DE LOS SEGUROS SOCIALES (I.V.S.S.)

Para garantizar la cobertura y calidad de las prestaciones de la seguridad social, el Instituto Venezolano de los Seguros Sociales, tiene previsto incorporar nuevos beneficiarios al sistema de pensiones y a la prestación de los servicios médico-asistenciales, así como también la incorporación de nuevas cotizaciones, tanto del área formal como informal de la economía, y mejorar los sistemas de recaudación, fiscalización y de cobranzas.

El Presupuesto será financiado con: Aporte del Ejecutivo Nacional para financiar gastos corrientes por Bs. 3.652.112,3 millones y para gastos de capital Bs. 1.581.9 millones; ingresos por cotizaciones, Bs. 1.565.844,0 millones, ingresos de la propiedad (intereses), Bs. 8.778,0 millones y disminución de caja y bancos Bs. 466.763,5 millones.

Se destinan Bs. 118.250,0 millones para la Misión Barrio Adentro, financiados por recursos propios Bs. 98.250,0 millones y con aportes del Ejecutivo Nacional (Otras Fuentes) Bs. 20.000,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.226.734.369.700**
Transferencias Para Financiar Gastos Corrientes	3.652.112.345.750
Ministerio del Trabajo	3.652.112.345.750
Ingresos por Actividades Propias	1.565.844.000.000
Venta de Bienes	1.565.844.000.000
Otros Ingresos Corrientes	8.778.023.950
Ingresos de la Propiedad	8.778.023.950
Recursos de Capital	**1.581.984.077**
Transferencias para Financiar Gastos de Capital	1.581.984.077
Recursos Provenientes de la Ley de Endeudamiento	1.581.984.077
Dotación de catorce (14) plantas generadoras de oxigeno para uso médico	287.944.982
• Construcción de veinte (20) unidades para el servicio de hemodiálisis a ser instalados en los centros hospitalarios pertenecientes al I.V.S.S.	1.020.000.000
• Reactivación de la red logística (rehabilitación de las proveedurías de oriente y occidente	42.236.465
• Construcción de un sistema integrado de extracción, potabilización y almacenamiento de agua potable para consumo humano, en ocho centros hospitalarios del I.V.S.S.	231.802.630
Recursos Financieros	**466.763.445.803**
Activos Financieros	466.763.445.803
Disminución de Caja y Bancos	466.763.445.803
TOTAL	**5.695.079.799.580**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.513.778.711.083**
Gastos de Consumo	1.606.546.148.102
Gastos de Personal	998.917.273.878
Materiales y Suministros	444.517.307.496
Servicios no Personales	163.111.566.728
Otros Gastos Corrientes	3.907.232.562.981
Transferencias	3.907.232.562.981
Transferencias Corrientes al Sector Privado	3.907.202.378.437
Jubilaciones y Otras Transferencias Internas	214.096.233.487
Fondo de Pensiones e Indemnizaciones Únicas	3.594.413.196.610
Indemnizaciones Diarias	15.692.948.344
Fondo de Paro Forzoso	64.999.999.996
Plan de Incentivo al Empleo	18.000.000.000
Otras Transferencias	30.184.544
Transferencias Corrientes Diversas	30.184.544
Gastos de Capital	**31.801.088.497**
Activos Reales	29.359.269.715
Repuestos y Reparaciones Mayores	6.904.041.648
Adquisición de Maquinarias y Demás Equipos	8.157.371.346
Obras de Infraestructuras - Estudios y Proyectos	8.937.048.284
Conservaciones Ampliaciones y Mejoras	2.041.970.520
Otros Activos Reales	3.318.837.917
Activos Intangibles	2.441.818.782
Aplicaciones Financieras	**149.500.000.000**
Pasivos Financieros	149.500.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	149.500.000.000
Disminución de Cuentas y Efectos a Pagar	149.500.000.000
Total	**5.695.079.799.580**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Régimen General	Beneficiario	7.242.781
Régimen Parcial	Beneficiario	366.837
Por Pensiones	Beneficiario	847.606
Cotizaciones Seguro Social	Miles de Bs.	2.184.311
Vejez	Pensión	581.559
Invalidez	Pensión	108.745
Incapacidad Parcial	Pensión	14.583
Sobreviviente	Pensión	142.719
Indemnizaciones Únicas	Miles de Bs.	17.315.800
Indemnizaciones Diarias	Miles de Bs.	15.692.948
Atención a Pacientes Externos	Consulta	7.963.948
Atención a Pacientes Hospitalizados	Consulta	1.008.129
Atención en Clínicas de Hemodiálisis	Diálisis	1.088.172
Atención de Clínicas Geriátricas, Siquiátricas y Custodiables	Paciente - Día	1.499.040
Atención Educación Educativa Especializada	Paciente	3.690
Cotizaciones	Miles de Bs.	64.999.999
Numero	Beneficiario	133.206
Indemnización	Miles de Bs.	64.999.999

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**45.561**	**281.478.277.711**
Directivo	108	1.396.875.911
Profesional y Técnico	11.125	79.701.179.371
Administrativo	11.055	50.712.180.106
Médico	8.856	86.726.752.809
Obrero	14.417	62.941.289.514
TOTAL	**45.561**	**281.478.277.711**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	435	1.672.563.967
II	321.236 - 371.235	8.530	35.607.998.602
III	371.236 - 421.235	1.428	6.717.280.968
IV	421.236 - 471.235	434	2.299.628.336
V	471.236 - 521.235	2.365	14.003.769.023
VI	521.236 - 571.235	4.778	31.828.730.671
VII	571.236 - 621.235	1.657	11.922.802.643
VIII	621.236 - 671.235	1.699	13.231.788.771
IX	671.236 - 721.235	2.862	23.693.231.857
X	721.236 - 771.235	1.415	12.595.921.565
XI	771.236 - 821.235	1.118	10.660.448.429
XII	821.236 - 871.235	575	5.824.426.914
XIII	871.236 - 921.235	632	6.812.475.506
XIV	921.236 - 971.235	565	6.461.167.730
XV	971.236 - 1.021.235	573	6.867.917.136
XVI	1.021.236 - 1.071.235	468	5.888.598.836
XVII	1.071.236 - MAS	1.610	22.448.237.243
	TOTAL	**31.144**	**218.536.988.197**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	854	3.292.016.280
II	321.236 - 371.235	7.636	31.310.907.676
III	371.236 - 421.235	5.614	26.745.097.159
IV	421.236 - 471.235	313	1.593.268.399
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**14.417**	**62.941.289.514**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**11.491**	**62.755.604.266**
Jubilado	11.491	62.755.604.266
Obrero	**10.858**	**42.072.608.983**
Jubilado	10.858	42.072.608.983
TOTAL	**22.349**	**104.828.213.249**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03
4.01	263.081.382.525	735.835.891.353	
4.02	272.565.225.660	171.952.081.836	
4.03	19.115.450.312	143.996.116.416	
4.04	18.221.951.182	13.579.137.315	
4.06		149.500.000.000	
4.07	79.803.652.177	152.322.765.854	15.692.948.344
TOTAL	**652.787.661.856**	**1.367.185.992.774**	**15.692.948.344**

PROGRAMAS POR PARTIDAS (Continuación)

Código	04	05	TOTAL
4.01			**998.917.273.878**
4.02			**444.517.307.496**
4.03			**163.111.566.728**
4.04			**31.801.088.497**
4.06			**149.500.000.000**
4.07	3.594.413.196.610	64.999.999.996	**3.907.232.562.981**
TOTAL	**3.594.413.196.610**	**64.999.999.996**	**5.695.079.799.580**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Fondo de Administración	**652.787.661.856**
02	Fondo de Asistencia Medica	**1.367.185.992.774**
03	Fondo de Indemnizaciones Diarias	**15.692.948.344**
04	Fondo de Pensiones y demás Prestaciones en Dinero	**3.594.413.196.610**
05	Fondo de Paro Forzoso	**64.999.999.996**
	TOTAL	**5.695.079.799.580**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	998.917.273.878
4.02	Materiales y Suministros	444.517.307.496
4.03	Servicios no Personales	163.111.566.728
4.04	Activos Reales	31.801.088.497
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	149.500.000.000
4.07	Transferencias	3.907.232.562.981
	TOTAL	**5.695.079.799.580**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.226.734.369.700**
Transferencias Para Financiar Gastos Corrientes	3.652.112.345.750
Ministerio del Trabajo	3.652.112.345.750
De la Administración Central	3.652.112.345.750
Recursos Ordinarios	3.491.845.115.750
Otras Fuentes de Financiamiento	160.267.230.000
Ingresos por Actividades Propias	1.565.844.000.000
Venta de Bienes	1.565.844.000.000
Cotizaciones	1.565.844.000.000
Otros Ingresos Corrientes	8.778.023.950
Ingresos de la Propiedad	8.778.023.950
Otros Ingresos de la Propiedad	8.778.023.950
Intereses por Colocaciones	8.778.023.950
B. Gastos Corrientes	**5.513.778.711.083**
Gastos de Consumo	1.606.546.148.102
Gastos de Personal	998.917.273.878
Materiales y Suministros	444.517.307.496
Servicios no Personales	163.111.566.728
Otros Gastos Corrientes	3.907.232.562.981
Transferencias	3.907.232.562.981
Transferencias Corrientes al Sector Privado	3.907.202.378.437
Jubilaciones y Otras Transferencias Internas	214.096.233.487
Fondo de Pensiones e Indemnizaciones Únicas	3.594.413.196.610
Indemnizaciones Diarias	15.692.948.344
Fondo de Paro Forzoso	64.999.999.996
Plan de Incentivo al Empleo	18.000.000.000
Otras Transferencias	30.184.544
Transferencias Corrientes Diversas	30.184.544
C. Resultado Económico : Ahorro / (Desahorro)	**(287.044.341.383)**
II. Cuenta Capital	
A. Recursos de Capital	**(285.462.357.306)**
Desahorro en la Cuenta Corriente	(287.044.341.383)
Transferencias Para Financiar Gastos de Capital	1.581.984.077
Recursos Provenientes de la ley de Endeudamiento	1.581.984.077
Dotación de 14 Plantas Generadoras de Oxígeno	287.944.982
Construcción de 20 Unidades Servicio de Hemodiálisis	1.020.000.000
Reactivación de la Red Logística (Oriente y Occidente)	42.236.465
Construcción Sistema de Agua Potable	231.802.630

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**31.801.088.497**
Activos Reales	29.359.269.715
Repuestos y Reparaciones Mayores	6.904.041.648
Adquisición de Maquinarias y Demás Equipos	8.157.371.346
Obras de Infraestructura	8.937.048.284
Conservaciones Ampliaciones y Mejoras	2.041.970.520
Otros Activos Reales	3.318.837.917
Activos Intangibles	2.441.818.782
C. Resultado Financiero : Superávit / (Déficit)	**(317.263.445.803)**
III. Cuenta Financiera	
A. Recursos Financieros	**466.763.445.803**
Activos Financieros	466.763.445.803
Disminución de Cajas y Bancos	466.763.445.803
B. Aplicaciones Financieras	**466.763.445.803**
Pasivos Financieros	149.500.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	149.500.000.000
Disminución de Cuentas y Efectos a Pagar	149.500.000.000
Déficit Financiero	317.263.445.803

A0176
Instituto Nacional de Prevención, Salud y
Seguridad Laborales (INPSASEL)

INSTITUTO NACIONAL DE PREVENCIÓN, SALUD Y SEGURIDAD LABORALES (INPSASEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL), tiene como objetivo ejecutar la Política Nacional de Condiciones y Medio Ambiente de Trabajo, en materia de prevención, salud, seguridad y bienestar, así como realizar todos los actos administrativos para la instrumentación de esta política.

El presupuesto para el Ejercicio Fiscal 2005, se orientará al cumplimiento de la Directriz Estratégica del Ministerio del Trabajo contenido en el Plan Operativo Anual, el cual expresa en sus líneas estratégicas "Disminuir los índices de accidentalidad en el trabajo y de enfermedades ocupacionales".

Con el fortalecimiento del Instituto Nacional de Prevención, Salud y Seguridad Laborales, se contempla un conjunto de metas que conlleva al crecimiento del Instituto, en particular en aquellas regiones de mayor concentración industrial.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**18.223.670.528**
Transferencias para Financiar Gastos Corrientes	18.223.670.528
Ministerio del Trabajo	18.000.000.000
Programas y Proyectos	233.670.528
- Incremento de la Capacidad Institucional de INPSASEL de acuerdo a la normativa legal vigente en el área, respondiendo a la demanda de trabajadores y trabajadoras de la República Bolivariana de Venezuela.	223.670.528
Recursos de Capital	**10.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.000.000
TOTAL	**18.233.670.528**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**12.909.874.872**
Gastos de Consumo	12.909.874.872
Gastos de Personal	8.091.278.169
Materiales y Suministros	1.052.533.554
Servicios no Personales	3.756.063.149
Otros Gastos de Instituciones Descentralizadas	10.000.000
Depreciación y Amortización	10.000.000
Gastos de Capital	**5.253.795.656**
Activos Reales	5.253.795.656
Repuestos y Reparaciones Mayores	1.000.000
Adquisición de Maquinarias y Demás Equipos	3.305.023.053
Conservaciones Ampliaciones y Mejoras	280.000.000
Otros Activos Reales	1.667.772.603
Aplicaciones Financieras	**70.000.000**
Activos Financieros	10.000.000
Incremento de Caja y Bancos	10.000.000
Pasivos Financieros	60.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	60.000.000
Disminución de Cuentas y Efectos a Pagar	60.000.000
Total	**18.233.670.528**

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005
Brindar Asesorías Legales a Trabajadores, Trabajadoras y Empleadores	Asesoría	6.240
Interconexión de Internet Entre la Sede Central y las Unidades Regionales de Salud de los Trabajadores (Ursat)	Interconexión	12
Desarrollar Sistemas de Bases de Datos que Soporten los Distintos Proyectos de Automatización de la Información del Inpsasel	Base de Dato	10
Capacitar a Trabajadores de la Sede Central y de las Unidades Regionales de Salud de los Trabajadores (Ursat) Para el Fortalecimiento del Recurso Humano	Trabajador Capacitado	228

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005
Crear Unidades Regionales de Salud de los Trabajadores (Ursat) en los Estados: Miranda, Monagas, Portuguesa, y Falcón	Ursat Creada	4
Realizar Atenciones Médicas Integrales Dirigida a la Prevención de Enfermedades Profesionales y Accidentes de Trabajo	Atención Médica Integral	15.000
Realizar Evaluaciones a Puestos de Trabajo de Trabajadores Ocupacionalmente Expuestos a Riesgos en el Medio Ambiente de Trabajo, Capaces de Causar Daños a la Salud o Accidentes de Trabajo	Evaluación a Puestos de Trabajo	3.283
Ordenar Cambios de Puestos de Trabajo de los Trabajadores Ocupacionalmente Expuestos a Condiciones Capaces de Producir Afecciones o Daños a la Salud	Ordenamientos de Cambios de Puestos de Trabajo	4.104
Ordenar Limitación de Tareas u Actividades al Trabajador, en su Puesto de Trabajo, Capaces de Producir Afección o Daños a su Salud	Ordenamiento de Limitación de Tareas u Actividades	4.104
Realizar Evaluaciones de Discapacidad Para el Trabajo, a los Trabajadores Lesionados por Accidente de Trabajo ó por Enfermedades Ocupacionales	Evaluación de Discapacidad	2.873
Realizar Actividades de Promoción en Materia de Salud y Seguridad en el Trabajo	Actividad de Promoción	336
Realizar Inspecciones Integrales y Multidisciplinaria a los Centros de Trabajo	Inspección Integral	240
Realizar Evaluaciones Psicológicas a los Trabajadores Lesionados por Accidentes de Trabajo y/o Afectados por Enfermedades Profesionales	Evaluación Psicológicas a los Trabajadores Lesionados	720
Realizar Evaluaciones Médicas Toxicológicas a los Trabajadores Ocupacionalmente Expuestos a Sustancias Químicas Para la Detección Precoz de Enfermedades Profesionales	Evaluación Médica Toxicológica	9.000
Realizar 4.104 Evaluaciones Terapéuticas Ocupacionales a los Trabajadores Expuestos a Condiciones de Trabajo que Puedan Afectar el Sistema Músculo Esquelético	Evaluación Terapéutica	4.104
Realizar Evaluaciones a los Puestos de Trabajo Para Adaptarlos a las Capacidades Físicas, Fisiológicas y Mentales de los Trabajadores	Evaluación a Puesto de Trabajo	4.104
Realización Inspecciones Para Mejorar las Condiciones y Medió Ambiente de Trabajo que Garanticen la Preservación de la Salud y la Integridad Física del Trabajador en los Centros de Laborales, que Coadyuven a Optimizar su Calidad de Vida	Inspección Realizada	6.500

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005
Investigar Accidentes de Trabajos y Ordenar las Medidas Correctivas Para Prevenir Nuevos Accidentes	Investigación de Accidente	25.000
Realizar Instrumentos que Serán Validados para su Aplicación, por el Personal de Inspección	Instrumento Evaluado y Validado	12
Realización Estudios Ergonómicos, con el fin de Prevenir Enfermedades Músculo Esqueléticas a los Trabajadores y Trabajadoras	Estudio Ergonómico	1.800
Realizar Registros de Información Técnica de Empresas Visitadas	Instrumentos Recabados	1.000
Clasificar Empresas y Centros de Trabajo por las Categorías de Riesgo Establecidas Para la Cotización del Riesgo Ante la Seguridad Social	Empresa Clasificada Según la Categoría de Riesgo	6.500
Incrementar el Número de Muestras, así Como el Número de Análisis Implementados en el Laboratorio	Muestras	8.000
Fortalecimiento de la Oficina Técnica Para la Revisión y Aprobación de Solicitudes Empresariales de Certificación en Materia de Prevención	Certificaciones	700
Registrar Accidentes en el Sistema de Notificación y Registro	Accidentes Registrados	25.000
Registrar Comités de Higiene y Seguridad en Todo el Ámbito Nacional	Comités Registrados	35.000
Constitución de Comités de Salud y Seguridad Laboral en las Empresas Evaluadas	Comités Constituidos	35.000
Crear un Centro Nacional de Documentación en Salud de los Trabajadores	Centro de Documentación	1
Fortalecer e Impulsar Coordinadoras Regionales de Salud de los Trabajadores	Coordinadoras Regionales	7
Impulsar la Creación de Coordinadoras Regionales de Salud de los Trabajadores	Creación de Coordinadoras Regionales	5
Sensibilizar a Través de Cursos Motivacionales a 13.975 Trabajadores y 2.975 Empleadores sobre la Importancia de Constituir los Comités de Higiene y Seguridad Laboral en todos los Centros de Trabajo de Acuerdo a lo Establecido en el Programa Nacional de Promoción y Capacitación de los Comités de Higiene y Seguridad Laboral	Curso Motivaciónal	559
Promocionar los Fundamentos Básicos de la Salud de los Trabajadores a Miembros de los Comités de Higiene y Seguridad Laboral (trabajadores y Representantes del Empleador	Miembro de Comité	90.000

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2005
Iniciar el Proceso de Formación Continua de 45.000 Miembros de los Comités de Higiene y Seguridad Laboral	Curso	1.500
Realizar Actividades de Seguimiento del Funcionamiento de los Comités de Higiene y Seguridad Laboral de Acuerdo a lo Establecido en el Programa Nacional de Promoción y Capacitación de los Comités de Higiene y Seguridad Laboral	Actividad	35.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1**	**26.100.000**
Directivo	1	26.100.000
Personal Contratado	**341**	**3.678.737.573**
Directivo	11	198.360.000
Profesional y Técnico	253	2.940.552.309
Administrativo	30	199.520.000
Médico	18	237.510.000
Obrero	29	102.795.264
TOTAL	**342**	**3.704.837.573**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	4	20.880.000
V	471.236 - 521.235		
VI	521.236 - 571.235	23	150.800.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	2	17.400.000
XI	771.236 - 821.235	133	1.268.460.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	2	23.490.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	149	2.121.012.309
TOTAL		**313**	**3.602.042.309**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	29	102.795.264
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**29**	**102.795.264**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	1.155.293.089	5.868.728.035	71.600.217	94.277.260
4.02	425.502.229	568.235.325	2.332.000	1.452.000
4.03	649.750.000	2.966.859.149	13.950.000	960.000
4.04	306.000.000	4.947.795.656		
4.05	10.000.000			
4.06	60.000.000			
4.08	10.000.000			
TOTAL	**2.616.545.318**	**14.351.618.165**	**87.882.217**	**96.689.260**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	TOTAL
4.01	433.627.458	467.752.110	**8.091.278.169**
4.02	40.642.000	14.370.000	**1.052.533.554**
4.03	13.844.000	110.700.000	**3.756.063.149**
4.04			**5.253.795.656**
4.05			**10.000.000**
4.06			**60.000.000**
4.08			**10.000.000**
TOTAL	**488.113.458**	**592.822.110**	**18.233.670.528**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	2.616.545.318
02	Servicios de Apoyos a los Programas 03,04,05 y 06	14.351.618.165
03	Servicios de Atención al Trabajador	87.882.217
04	Servicio de Investigación y Estadística	96.689.260
05	Servicio de Inspección y Levantamiento de Información	488.113.458
06	Servicio de Orientación Educativa al Trabajador	592.822.110
	TOTAL	**18.233.670.528**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	8.091.278.169
4.02	Materiales y Suministros	1.052.533.554
4.03	Servicios no Personales	3.756.063.149
4.04	Activos Reales	5.253.795.656
4.05	Activos Financieros	10.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	60.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	10.000.000
	TOTAL	**18.233.670.528**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.223.670.528**
Transferencias para Financiar Gastos Corrientes	18.223.670.528
Ministerio del Trabajo	18.223.670.528
De la Administración Central	18.223.670.528
Recursos Ordinarios	18.000.000.000
Programas y Proyectos	233.670.528
- Incremento de la Capacidad Institucional de INPSASEL de acuerdo a la normativa legal vigente en el área, respondiendo a la demanda efectiva de trabajadores y trabajadoras de la República Bolivariana de Venezuela.	223.670.528
B. Gastos Corrientes	**12.909.874.872**
Gastos de Consumo	12.909.874.872
Gastos de Personal	8.091.278.169
Materiales y Suministros	1.052.533.554
Servicios no Personales	3.756.063.149
Otros Gastos de Instituciones Descentralizadas	10.000.000
Depreciación y Amortización	10.000.000
C. Resultado Económico : Ahorro/ (Desahorro)	**5.313.795.656**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**5.323.795.656**
Ahorro en la Cuenta Corriente	5.313.795.656
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	10.000.000
B. Gastos de Capital	**5.253.795.656**
Activos Reales	5.253.795.656
Repuestos y Reparaciones Mayores	1.000.000
Adquisición de Maquinarias y Demás Equipos	3.305.023.053
Conservaciones Ampliaciones y Mejoras	280.000.000
Otros Activos Reales	1.667.772.603
C. Resultado Financiero : Superávit / (Déficit)	**70.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**70.000.000**
Superávit Financiero	70.000.000
B. Aplicaciones Financieras	**70.000.000**
Activos Financieros	10.000.000
Incremento de Caja y Bancos	10.000.000
Pasivos Financieros	60.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	60.000.000
Disminución de Cuentas y Efectos a Pagar	60.000.000

16
Ministerio de Energía y Minas

A0199
Instituto Nacional de Geología y Minería
(INGEOMIN)

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objeto de creación del Instituto Nacional de Geología y Minería (INGEOMIN), se fundamenta en la realización de investigaciones principalmente de carácter disciplinario en las áreas de geología, recursos minerales, geofísica, geoquímica, geotecnia y demás áreas afines, planificar, ejecutar, dirigir y coordinar los programas de geociencias en general; así como la evaluación de los recursos minerales y energéticos no convencionales, asesorar a las entidades gubernamentales, al sector privado y contribuir en la generación y difusión de los conocimientos de la información científica en las áreas de su competencia y por misión ser el sector de las geociencias en el ámbito nacional, motor de las investigaciones interdisciplinarias y del desarrollo sostenible de los recursos minerales y energéticos no convencionales.

Para el año 2005 INGEOMIN tiene asignada la labor de servir de soporte y apoyo al desarrollo del Sector Minero a través del Plan integral de desarrollo sustentable de las comunidades mineras, el cual busca promover el desarrollo integral y sustentable de las comunidades mineras para modificar las características socio-económicas y ambientales de la pequeña minería a objeto de elevar su nivel de vida.

El objetivo general de este Plan denominado "Misión Piar" es modificar el escenario minero actual de la pequeña minería, caracterizado por la irregularidad generalizada en los ámbitos jurídico, técnico, ambiental, económico y el ilícito fiscal, donde estas características no existan o sean minimizadas; en tal sentido, se enfatiza en el logro principalmente de los siguientes objetivos específicos:

- Aprovechamiento racional y organizado de los recursos existentes en las áreas seleccionadas y evaluadas geológicamente.
- Legalización y organización en cooperativas autogestionarias de los pequeños mineros.
- Ofrecer asistencia técnica y financiera al pequeño minero
- Reforzar la presencia del Estado en las actividades de explotación a fin de disminuir la evasión fiscal
- Sustitución de la situación de pobreza y exclusión, por otra donde el nivel de la calidad de vida esté acorde con la dignidad humana.
- Lograr la estabilidad y el asentamiento territorial del pequeño minero y su familia.
- Disminuir el impacto ambiental negativo y recuperar las áreas afectadas.
- Fortalecer el ingreso y el empleo en las regiones mineras
- Impulsar y materializar la capacitación de la comunidad minera.

POLÍTICA DE FINANCIAMIENTO

Para el cumplimiento de toda esta política, el Instituto Nacional de Geología y Minería (INGEOMIN) ha estimado obtener recursos por el orden de Bs. 10.722,5 millones, de los cuales Bs. 9.108,6 millones, provienen de transferencias a percibir del Ministerio de Energía y Minas, de la cual se destinarán Bs. 7.518,9 a los gastos de funcionamiento del Instituto y para el desarrollo de la "Misión Piar" Bs. 1.589,7 millones, por venta de bienes y servicios Bs. 750,0 millones, recursos de capital Bs. 94,5 millones por concepto de depreciación y amortización y recursos financieros Bs. 769,4 millones. Recursos que orientará a la consecución de sus metas y objetivos.

El Instituto tiene previsto para el ejercicio fiscal 2005, financiar el desarrollo de investigaciones geológicas y de recursos minerales a través de dos vías:

- Ingresos provenientes de los aportes que le asigne el Ejecutivo Nacional, a través del Ministerio de Energía y Minas.
- Ingresos provenientes de la prestación de servicios especializados a las entidades públicas y privadas para contribuir con el crecimiento y desarrollo del sector, de los estudios y análisis geofísicos, geológicos, geoquímicas, ambientales, prospecciones mineras, perforaciones, análisis de laboratorio, venta de mapas e informes técnicos y cualquier otra actividad que se derive de las actividades principales. Los precios de estos productos son calculados en base a las condiciones del mercado, así como de los costos de producción.

POLÍTICA DE GASTOS:

INGEOMIN procederá a orientar sus gastos al financiamiento del desarrollo de investigaciones geológicas y de recursos minerales.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO:

De acuerdo a los recursos disponibles, INGEOMIN para el año 2005 estima obtener los siguientes productos:

- Realizar 23 informes técnicos relacionados con estudios geológicos, geotécnicos, geoquímicas y geofísicos.
- Realizar 10.237 análisis de laboratorio en el área de las geociencias.
- Elaboración y divulgación de 2 publicaciones técnicas geológicas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**9.858.613.708**
Transferencias para Financiar Gastos Corrientes	9.108.613.708
Del Sector Público	9.108.613.708
Ministerio de Energía y Minas	9.108.613.708
Recursos Ordinarios	
Gastos de Funcionamiento	7.518.900.000
Misión Piar	1.589.713.708
Ingresos por Actividades Propias	750.000.000
Venta de Servicios	750.000.000
Recursos de Capital	**94.528.270**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	94.528.270
Recursos Financieros	**769.424.108**
Activos Financieros	700.000.000
Disminución de Caja y Bancos	700.000.000
Pasivos Financieros	69.424.108
Incremento de Cuentas y Efectos a Pagar	69.424.108
TOTAL	**10.722.566.086**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**9.635.392.978**
Gastos de Consumo	9.300.292.978
Gastos de Personal	6.672.864.000
Materiales y Suministros	488.984.000
Servicios no Personales	2.043.916.708
Otros Gastos de Instituciones Descentralizadas	94.528.270
Depreciación y Amortización	94.528.270
Otros Gastos Corrientes	335.100.000
Transferencias	335.100.000
Transferencias Corrientes al Sector Privado	335.100.000
Gastos de Capital	**1.017.749.000**
Activos Reales	1.017.749.000
Repuestos y Reparaciones Mayores	120.200.000
Adquisición de Maquinarias y Demás Equipos	879.549.000
Obras de Infraestructuras - Estudios y Proyectos	18.000.000
Aplicaciones Financieras	**69.424.108**
Activos Financieros	69.424.108
Incremento de Inversiones y Efectos a Cobrar	10.087.814
Incremento de Otros Activos Circulantes	59.336.294
Total	**10.722.566.086**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar Estudios Geológicos, Geotécnicos, Geoquimicos y Geofísicos.	Informe Técnico	23
Realizar Análisis de Laboratorio	Análisis	10.237
Elaborar Publicaciones Técnicas	Publicación	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**249**	**1.874.274.401**
Directivo	8	120.765.537
Profesional y Técnico	136	1.334.980.724
Administrativo	47	164.869.926
Obrero	58	253.658.214
Personal Contratado	**95**	**599.254.000**
Profesional y Técnico	57	442.800.000
Administrativo	20	83.200.000
Obrero	18	73.254.000
TOTAL	**344**	**2.473.528.401**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	58	223.614.398
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	2	11.897.731
VI	521.236 - 571.235		
VII	571.236 - 621.235	28	204.081.864
VIII	621.236 - 671.235		
IX	671.236 - 721.235	49	396.173.769
X	721.236 - 771.235	86	765.149.158
XI	771.236 - 821.235		
XII	821.236 - 871.235	18	187.587.388
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	12	138.408.918
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	6	74.857.702
XVII	1.071.236 - MAS	9	144.845.259
	TOTAL	**268**	**2.146.616.187**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	76	326.912.214
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**76**	**326.912.214**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**39**	**301.100.488**
Jubilado	36	272.700.488
Pensionado	3	28.400.000
Obrero	**7**	**33.999.512**
Jubilado	7	33.999.512
TOTAL	**46**	**335.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	6.197.553.260	199.310.740	216.000.000	60.000.000		**6.672.864.000**
4.02	196.219.524	180.864.476	21.000.000	90.900.000		**488.984.000**
4.03	612.653.712	380.006.288	818.713.708	232.543.000		**2.043.916.708**
4.04	107.258.000	241.034.000	534.000.000	135.457.000		**1.017.749.000**
4.05					69.424.108	**69.424.108**
4.07					335.100.000	**335.100.000**
4.08					94.528.270	**94.528.270**
TOTAL	**7.113.684.496**	**1.001.215.504**	**1.589.713.708**	**518.900.000**	**499.052.378**	**10.722.566.086**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	7.113.684.496
02	Servicios de Investigaciones Geológicas	1.001.215.504
03	Misión Piar	1.589.713.708
04	Servicios de Investigaciones Mineras y Ambientales	518.900.000
99	Partidas no Asignables a Programas	499.052.378
	TOTAL	**10.722.566.086**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.672.864.000
4.02	Materiales y Suministros	488.984.000
4.03	Servicios no Personales	2.043.916.708
4.04	Activos Reales	1.017.749.000
4.05	Activos Financieros	69.424.108
4.07	Transferencias	335.100.000
4.08	Otros Gastos de Instituciones Descentralizadas	94.528.270
	TOTAL	**10.722.566.086**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.858.613.708**
Transferencias para Financiar Gastos Corrientes	9.108.613.708
Del Sector Público	9.108.613.708
De la Administración Central	9.108.613.708
Ministerio de Energía y Minas	9.108.613.708
Recursos Ordinarios	
Gastos de Funcionamiento	7.518.900.000
Misión Piar	1.589.713.708
Ingresos por Actividades Propias	750.000.000
Venta de Servicios	750.000.000
Proyectos Geológicos y Desarrollos Mineros	717.600.692
Servicios de Laboratorios	31.856.000
Mapas, Publicaciones y Copias	543.308
B. Gastos Corrientes	**9.635.392.978**
Gastos de Consumo	9.300.292.978
Gastos de Personal	6.672.864.000
Materiales y Suministros	488.984.000
Servicios no Personales	2.043.916.708
Otros Gastos de Instituciones Descentralizadas	94.528.270
Depreciación y Amortización	94.528.270
Otros Gastos Corrientes	335.100.000
Transferencias	335.100.000
Transferencias Corrientes al Sector Privado	335.100.000
Pensiones y Jubilaciones	28.400.000
Jubilaciones	306.700.000
C. Resultado Económico: Ahorro/(Desahorro)	**223.220.730**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**317.749.000**
Ahorro en la Cuenta Corriente	223.220.730
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	94.528.270
B. Gastos de Capital	**1.017.749.000**
Activos Reales	1.017.749.000
Repuestos y Reparaciones Mayores	120.200.000
Adquisición de Maquinarias y Demás Equipos	879.549.000
Obras de Infraestructura	18.000.000
C. Resultado Financiero: Superávit / (Déficit)	**(700.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**769.424.108**
Activos Financieros	700.000.000
Disminución de Cajas y Bancos	700.000.000
Pasivos Financieros	69.424.108
Incremento de Cuentas y Efectos a Pagar	69.424.108
B. Aplicaciones Financieras	**769.424.108**
Activos Financieros	69.424.108
Incremento de Cuentas y Efectos a Cobrar	10.087.814
Incremento de Otros Activos Circulantes	59.336.294
Déficit Financiero	700.000.000

A0215
Comisión Nacional de Energía Eléctrica
(CNEE)

COMISIÓN NACIONAL DE ENERGÍA ELÉCTRICA (CNEE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Comisión Nacional de Energía Eléctrica (CNEE), se crea de acuerdo al Artículo 15 de la Ley Orgánica del Servicio Eléctrico, y tendrá a su cargo la regulación, supervisión, fiscalización y control de las actividades que constituyen el Servicio Eléctrico, cuya sede será la ciudad de Caracas, pudiendo establecer dependencias en otras ciudades del país en coordinación con los Consejos Municipales para el caso de la actividad de distribución.

En este sentido, la Comisión deberá según lo estipula el Artículo 16 de esta misma Ley, actuar bajo los siguientes principios:

- Proteger los derechos e intereses de los usuarios del servicio eléctrico.
- Promover la eficiencia, confiabilidad y seguridad en la prestación del servicio, así como el uso eficiente y seguro de la electricidad.
- Velar porque toda la demanda de electricidad sea atendida.
- Garantizar el cumplimiento de los derechos y obligaciones de los agentes del servicio eléctrico, estipulados en la Ley.
- Promover la competencia en la generación y la comercialización de electricidad.
- Garantizar el libre acceso de terceros a los sistemas de transmisión y distribución.
- Coordinar sus actuaciones con las autoridades municipales de conformidad con la Ley.

POLITICA DE FINANCIAMIENTO

Para el Ejercicio Fiscal correspondiente al año 2005, la Comisión presenta un Presupuesto por Bs. 5.007,5 millones, lo que le permitirá desarrollar sus actividades con recursos aportados por el Ministerio de Energía y Minas (MEM) por un monto de Bs. 215,0 millones, que provienen de la fuente de financiamiento ordinaria. También se prevé la cantidad de Bs. 4.592,1 millones, provenientes de la contribución especial de los usuarios del Servicio Eléctrico, de acuerdo con lo establecido en el Artículo 22, Numeral 2 del Decreto de la Ley Orgánica del Servicio Eléctrico; recursos de capital por Bs. 68,9 millones y recursos financieros por Bs. 131,5 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.807.052.000**
Transferencias para financiar Gastos Corrientes	215.000.000
Del Sector Público	215.000.000
Ministerio de Energía y Minas	215.000.000
Recursos Ordinarios	215.000.000
Otros Ingresos Corrientes	4.592.052.000
Ingresos por Aportes y Contribuciones	4.592.052.000
Recursos de Capital	**68.926.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	68.926.000
Recursos Financieros	**131.520.000**
Pasivos Financieros	131.520.000
Incremento de Cuentas y Efectos a Cobrar	131.520.000
TOTAL	**5.007.498.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.414.578.000**
Gastos de Consumo	4.414.578.000
Gastos de Personal	2.670.380.000
Materiales y Suministros	97.032.000
Servicios no Personales	1.578.240.000
Otros Gastos de Instituciones Descentralizadas	68.926.000
Depreciación y Amortización	68.926.000
Gastos de Capital	**461.400.000**
Activos Reales	413.400.000
Adquisición de Maquinarias y Demás Equipos	413.400.000
Activos Intangibles	48.000.000
Aplicaciones Financieras	**131.520.000**
Activos Financieros	131.520.000
Incremento de Caja y Bancos	131.520.000
Total	**5.007.498.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Establecer y Consolidar la Organización	Institución	1
Definir la Estructura Organizacional, Normas y Procedimientos.	Estudio	1
Realizar Auditorias Operacionales y Financieras a las Empresas Eléctricas	Informe	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**58**	**1.182.806.388**
Directivo	5	202.330.800
Profesional y Técnico	43	891.807.600
Administrativo	10	88.667.988
TOTAL	**58**	**1.182.806.388**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.148.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	7	60.900.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	2	22.619.988
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	48	1.094.138.400
	TOTAL	**58**	**1.182.806.388**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	5.007.498.000
	TOTAL	**5.007.498.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.670.380.000
4.02	Materiales y Suministros	97.032.000
4.03	Servicios no Personales	1.578.240.000
4.04	Activos Reales	461.400.000
4.05	Activos Financieros	131.520.000
4.08	Otros Gastos de Instituciones Descentralizadas	68.926.000
	TOTAL	**5.007.498.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.807.052.000**
Transferencias para financiar Gastos Corrientes	215.000.000
Del Sector Público	215.000.000
De la Administración Central	215.000.000
Ministerio de Energía y Minas	215.000.000
Recursos Ordinarios	215.000.000
Otros Ingresos Corrientes	4.592.052.000
Ingresos por Aportes y Contribuciones	4.592.052.000
Empresas Eléctricas	4.592.052.000
B. Gastos Corrientes	**4.414.578.000**
Gastos de Consumo	4.414.578.000
Gastos de Personal	2.670.380.000
Materiales y Suministros	97.032.000
Servicios no Personales	1.578.240.000
Otros Gastos de Instituciones Descentralizadas	68.926.000
Depreciación y Amortización	68.926.000
C. Resultado Económico: Ahorro/(Desahorro)	**392.474.000**
II. Cuenta Capital	
A. Recursos de Capital	**461.400.000**
Ahorro en la Cuenta Corriente	392.474.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	68.926.000
B. Gastos de Capital	**461.400.000**
Activos Reales	413.400.000
Adquisición de Maquinarias y Demás Equipos	413.400.000
Activos Intangibles	48.000.000
C. Resultado Financiero Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**131.520.000**
Pasivos Financieros	131.520.000
Incremento de Cuentas y Efectos a Pagar	131.520.000
B. Aplicaciones Financieras	**131.520.000**
Activos Financieros	131.520.000
Incremento de Caja y Bancos	131.520.000

A0356

Fundación Guardería Infantil del Ministerio de Energía y Minas “La Alquitrana”

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

POLÍTICA DE FINANCIAMIENTO:

La Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana" presenta un presupuesto para el año 2005 de Bs. 1.430,0 millones, distribuidos según fuentes de financiamiento en: recursos ordinarios percibidos a través del Ministerio de Energía y Minas por Bs. 1.400,0 millones y Bs. 30,0 millones por recursos de capital, originados por el incremento de la Depreciación Acumulada.

Esta Institución tiene por objetivo principal prestar servicios de guardería, custodia y educación inicial a los hijos, nietos y sobrinos de los funcionarios del Ministerio de Energía y Minas, a los hijos de funcionarios de Petróleos de Venezuela, S.A. y a niños de la Comunidad Adyacente.

La Guardería Infantil "La Alquitrana", al brindar este servicio da facilidades a los funcionarios para el cuidado de los niños y niñas durante las horas laborales, propicia en el alumnado estímulos para el desarrollo de las actividades intelectuales, afectivas y creativas durante sus actividades escolares y extracurriculares, permitiéndoles así el ingreso natural a la educación básica.

Por ser una Institución de carácter asistencial, proporciona a los alumnos alimentación balanceada y jornadas de salud.

POLÍTICA DE GASTOS:

La Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana" procederá a orientar sus gastos en función al servicio que brinda.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR LA INSTITUCION:

De acuerdo a los recursos disponibles, la Institución para el año 2005 estima dar atención a 160 alumnos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.400.000.000**
Transferencias para Financiar Gastos Corrientes	1.400.000.000
Del Sector Público	1.400.000.000
Ministerio de Energía y Minas	1.400.000.000
Recursos Ordinarios	1.400.000.000
Recursos de Capital	**30.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
TOTAL	**1.430.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.320.934.151**
Gastos de Consumo	1.267.459.601
Gastos de Personal	934.863.601
Materiales y Suministros	150.396.000
Servicios no Personales	152.200.000
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	53.474.550
Transferencias	53.474.550
Transferencias Corrientes al Sector Privado	53.474.550
Gastos de Capital	**40.065.849**
Activos Reales	34.000.000
Adquisición de Maquinarias y Demás Equipos	34.000.000
Activos Intangibles	6.065.849
Aplicaciones Financieras	**69.000.000**
Activos Financieros	30.000.000
Incremento de Caja y Bancos	30.000.000
Pasivos Financieros	39.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	39.000.000
Disminución de Cuentas y Efectos a Pagar	39.000.000
Total	**1.430.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proporcionar Servicio de Alimentación para los Alumnos de la Guardería	Alumno	160
Prestar Orientación Psicopedagógica	Alumno	160
Brindar Educación Preescolar	Alumno	160
Realizar Actividades Complementarias	Alumno	160
Suministrar Servicios de Transporte	Alumno	160

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**47**	**336.800.000**
Directivo	4	61.798.400
Profesional y Técnico	5	37.800.000
Administrativo	3	16.401.600
Docente	21	153.000.000
Obrero	14	67.800.000
TOTAL	**47**	**336.800.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.401.600
V	471.236 - 521.235	12	72.000.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	5	37.800.000
IX	671.236 - 721.235		
X	721.236 - 771.235	9	81.000.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	4	61.798.400
	TOTAL	**33**	**269.000.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	13	62.400.000
IV	421.236 - 471.235	1	5.400.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**14**	**67.800.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**4**	**35.030.550**
Jubilado	4	35.030.550
Obrero	**3**	**18.444.000**
Jubilado	3	18.444.000
TOTAL	**7**	**53.474.550**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS Código	Denominación	Presupuesto 2005
01	Guarda, Custodia y Educación Pre-escolar	1.430.000.000
	TOTAL	**1.430.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	934.863.601
4.02	Materiales y Suministros	150.396.000
4.03	Servicios no Personales	152.200.000
4.04	Activos Reales	40.065.849
4.05	Activos Financieros	30.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	39.000.000
4.07	Transferencias	53.474.550
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
	TOTAL	**1.430.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.400.000.000**
Transferencias para financiar Gastos Corrientes	1.400.000.000
Del Sector Público	1.400.000.000
De la Administración Central	1.400.000.000
Ministerio de Energía y Minas	1.400.000.000
Recursos Ordinarios	1.400.000.000
B. Gastos Corrientes	**1.320.934.151**
Gastos de Consumo	1.267.459.601
Gastos de Personal	934.863.601
Materiales y Suministros	150.396.000
Servicios no Personales	152.200.000
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	53.474.550
Transferencias	53.474.550
Transferencias Corrientes al Sector Privado	53.474.550
Pensiones y Jubilaciones	36.879.000
Aguinaldos Jubilados	9.219.750
Caja de Ahorro Jubilados	3.687.900
Seguro H.C.M. Jubilados	3.687.900
C. Resultado Económico: Ahorro/(Desahorro)	**79.065.849**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**109.065.849**
Ahorro en la Cuenta Corriente	79.065.849
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	30.000.000
B. Gastos de Capital	**40.065.849**
Activos Reales	34.000.000
Adquisición de Maquinarias y Demás Equipos	34.000.000
Activos Intangibles	6.065.849
C. Resultado Financiero: Superávit / (Déficit)	**69.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**69.000.000**
Superávit Financiero	69.000.000
B. Aplicaciones Financieras	**69.000.000**
Activos Financieros	30.000.000
Incremento de Caja y Bancos	30.000.000
Pasivos Financieros	39.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	39.000.000
Disminución de Cuentas y Efectos a Pagar	39.000.000

A0361
Fundación Oro Negro

FUNDACIÓN ORO NEGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

POLITICA DE FINANCIAMIENTO

La Fundación Oro Negro es un ente sin fines de lucro, dotada de personalidad jurídica, patrimonio y autonomía funcional, creada mediante acta constitutiva de fecha 18 de septiembre de 1979.

Tiene como objetivo organizar y realizar programas sociales, científicos, culturales, educativos y recreativos, que beneficien a los empleados y obreros del ministerio de energía y minas y sus familiares. De igual forma, la Fundación prestará ayuda a instituciones benéficas distintas a ella y promovidas por entes públicos y privados. Desde el año 2003 insertó en su programación, otorgar ayuda socio-económica a la comunidad en el sector salud, actividad que continuará para el año 2005. Adicionalmente durante el año 2004 se ha incorporado la "Misión Barrio Adentro" con la finalidad de formar promotores deportivos integrales comunitarios, con conocimientos, habilidades, capacidades y motivaciones hacia las actividades físicas, basados en los intereses y las necesidades propias de las comunidades.

En la implementación y desarrollo de la Misión Barrio Adentro juega un papel fundamental la comunidad organizada, quien participa activamente a través de los Comités de Salud, entre otras organizaciones, a objeto de extender el deporte a las personas discapacitadas, a la población penitenciaria, a los indígenas y a los campesinos, mediante la participación de la Sociedad Civil en la organización del deporte estadal, municipal y parroquial por medio de los Consejos Deportivos Parroquiales.

Además, la Misión Barrio Adentro se basa en el concepto de Salud Integral, el cual trasciende la vieja visión restrictiva, que asocia la salud exclusivamente a la asistencia médica. Para la Misión Barrio Adentro la salud se relaciona con la economía social, la cultura, el deporte, el ambiente, la educación y la seguridad alimentaria, de allí la importancia de la organización comunitaria y la presencia de los médicos y médicas que cotidianamente viven en y con las comunidades.

En tal sentido, con el fin de alcanzar las metas y objetivos previstos la Fundación contará para el ejercicio fiscal 2005 con un presupuesto de Bs. 44.700,0 millones, de los cuales Bs. 30.700,0 millones lo constituyen recursos ordinarios que provienen de Transferencias del Sector Público (Ministerio de Energía y Minas), destinándose Bs. 30.000,0 millones a la ejecución de la Misión "Barrio Salto Adentro" y a los gastos de funcionamiento Bs. 700,0 millones, recursos de capital Bs. 600,0 millones correspondientes a la depreciación y amortización y recursos financieros Bs. 13.400,0 millones originados por disminución de caja y bancos.

POLITICA DE GASTOS

La Fundación Oro Negro, orientará sus gastos hacia el desarrollo de programas sociales, científicos, culturales, educativos y recreativos, que beneficien a los empleados y obreros del Ministerio de Energía y Minas y sus familiares. De igual forma, la Fundación prestara ayuda a instituciones benéficas.

Asimismo, partiendo de la función que se le enmarco con la Misión Barrio adentro, dirigirá sus actividades al mejoramiento de la comunidad a través de programas especiales orientados hacia la salud, cultura, educación y actividades recreativas. Administrara las actividades del programa "Misión Barrio Adentro", apoyando las acciones de promoción de la misión que provengan de las organizaciones de base comunitaria, estimulando e impulsando la conformación de las redes sociales

POLITICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

La Fundación orientara su marco de acción a prestar atención directa en el sector salud a una población aproximada de 200 personas, a través de los programas culturales, educativos y recreativos contribuirá al mejoramiento de los trabajadores del Ministerio de Energía y Minas y de la comunidad, con el programa "Misión Salto Barrio Adentro" se dirigirán actividades deportivas, culturales, educacionales y de salud que ampararan a una población de 25.000 beneficiarios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**30.700.000.000**
Transferencias para Financiar Gastos Corrientes	30.700.000.000
Del Sector Público	30.700.000.000
Ministerio de Energía y Minas	30.700.000.000
Recursos Ordinarios	
Gastos de Funcionamiento	700.000.000
Misión Barrio Salto Adentro	30.000.000.000
Recursos de Capital	**600.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	600.000.000
Recursos Financieros	**13.400.000.000**
Activos Financieros	13.400.000.000
Disminución de Caja y Bancos	13.400.000.000
TOTAL	**44.700.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**44.146.400.000**
Gastos de Consumo	9.788.400.000
Gastos de Personal	906.809.472
Materiales y Suministros	614.520.000
Servicios no Personales	7.667.070.528
Otros Gastos de Instituciones Descentralizadas	600.000.000
Depreciación y Amortización	600.000.000
Otros Gastos Corrientes	34.358.000.000
Transferencias	34.358.000.000
Transferencias Corrientes al Sector Privado	34.358.000.000
Gastos de Capital	**553.600.000**
Activos Reales	538.600.000
Repuestos y Reparaciones Mayores	3.600.000
Adquisición de Maquinarias y Demás Equipos	535.000.000
Activos Intangibles	15.000.000
Total	**44.700.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar Eventos Culturales, Educativos y Recreativos	Evento	12
Prestar Ayudas y Donaciones	Beneficiario	500
Desarrollar Promotores Deportivos Integrales Comunitarios	Beneficiario	25.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**42**	**649.727.748**
Profesional y Técnico	35	589.127.748
Obrero	7	60.600.000
TOTAL	**42**	**649.727.748**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.080.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	5.949.035
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.080.000
X	721.236 - 771.235		
XI	771.236 - 821.235	2	18.853.333
XII	821.236 - 871.235	2	20.200.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	1	11.249.380
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	26	516.716.000
	TOTAL	**35**	**589.127.748**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.386.666
V	471.236 - 521.235		
VI	521.236 - 571.235	4	26.933.335
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	1	9.426.666
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	1	18.853.333
	TOTAL	**7**	**60.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Programas Sociales, Culturales, Educativos y Recreativos	44.700.000.000
	TOTAL	**44.700.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	906.809.472
4.02	Materiales y Suministros	614.520.000
4.03	Servicios no Personales	7.667.070.528
4.04	Activos Reales	553.600.000
4.07	Transferencias	34.358.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	600.000.000
	TOTAL	**44.700.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**30.700.000.000**
A. Ingresos Corrientes	30.700.000.000
Transferencias para Financiar Gastos Corrientes	30.700.000.000
Del Sector Público	30.700.000.000
De la Administración Central	30.700.000.000
Ministerio de Energía y Minas	30.700.000.000
Recursos Ordinarios	30.700.000.000
Gastos de Funcionamiento	700.000.000
Misión Barrio Salto Adentro	30.000.000.000
B. Gastos Corrientes	**44.146.400.000**
Gastos de Consumo	9.788.400.000
Gastos de Personal	906.809.472
Materiales y Suministros	614.520.000
Servicios no Personales	7.667.070.528
Otros Gastos de Instituciones Descentralizadas	600.000.000
Depreciación y Amortización	600.000.000
Otros Gastos Corrientes	34.358.000.000
Transferencias	34.358.000.000
Transferencias Corrientes al Sector Privado	34.358.000.000
Donaciones a Personas	9.398.000.000
Otras Transferencias Directas a Personas	24.960.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(13.446.400.000)**
II. Cuenta Capital	
A. Recursos de Capital	**(12.846.400.000)**
Desahorro en la Cuenta Corriente	(13.446.400.000)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	600.000.000
B. Gastos de Capital	**553.600.000**
Activos Reales	538.600.000
Repuestos y Reparaciones Mayores	3.600.000
Adquisición de Maquinarias y Demás Equipos	535.000.000
Activos Intangibles	15.000.000
C. Resultado Financiero: Superávit / (Déficit)	**(13.400.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**13.400.000.000**
Activos Financieros	13.400.000.000
Disminución de Cajas y Bancos	13.400.000.000
B. Aplicaciones Financieras	**13.400.000.000**
Déficit Financiero	13.400.000.000

A0364
Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

FUNDACIÓN PARA EL DESARROLLO DEL SERVICIO ELÉCTRICO (FUNDELEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC), fue creada según Decreto N° 2.384 de fecha 18/06/1992, publicado en la Gaceta Oficial N° 35.010 de fecha 21/07/1992. El objeto de la Fundación consiste en garantizar al Estado Venezolano el soporte técnico profesional que permita el ordenamiento y desarrollo armónico del sector eléctrico, así como la consolidación de su función reguladora en materia de prestación y uso del servicio eléctrico.

Para el año 2005, la Fundación tiene como metas: destinar 57.143 H/h al logro del fortalecimiento institucional de la Fundación, 72.571 H/h en mejorar el servicio eléctrico nacional, 15.000 H/h a la adecuación e implementación del sistema de información del sector eléctrico y 21.429 H/h a desarrollar y optimizar la prestación del servicio eléctrico a nivel nacional.

POLITICA DE FINANCIAMIENTO

FUNDELEC para el ejercicio fiscal 2005, contará con un presupuesto por el orden de Bs. 7.024,6 millones, distribuidos en: ingresos corrientes dentro de los cuales destacan las transferencias recibidas de las empresas eléctricas tanto públicas como privadas por Bs. 4.359,9 millones, otros ingresos Bs. 161,6 millones, recursos de capital Bs. 977,3 millones conformados por recursos provenientes de la Ley de Endeudamiento 2005 por Bs. 456,9 millones, Bs. 520,4 millones por depreciación y amortización y recursos financieros Bs. 1.525,8 millones.

POLITICA DE GASTOS

El presupuesto de gastos, se destinará al logro de las metas y objetivos planteados durante el año 2005, para lo cual estima realizar inversiones por el orden de Bs. 2.360,9 millones, orientadas a ejecutar Proyectos tendentes a supervisar, mejorar, desarrollar y optimizar el uso del servicio eléctrico a nivel nacional, todo ello enmarcado dentro de los lineamientos estipulados en la Ley Orgánica del Servicio Eléctrico.

Por otro lado, la Fundación procederá a orientar sus gastos al desarrollo de la reglamentación de la Ley Orgánica del Servicio Eléctrico y a la realización de los diferentes estudios programados para ejecutarlos durante el año 2005.

La ejecución de estos estudios, conlleva al fortalecimiento institucional dentro del proceso de transición y reforma del sector eléctrico con el fin de construir la capacidad reguladora del Estado, construir la capacidad de gestión del sector eléctrico y planificar el servicio eléctrico.

Todo éste proceso, tiene como fin el apoyar técnicamente al Ministerio de Energía y Minas en su ejercicio temporal como regulador y fiscalizador del servicio eléctrico, hasta tanto entre en funcionamiento la Comisión Nacional de Energía Eléctrica y el Centro Nacional de Gestión del Sistema Eléctrico, en concordancia con la Ley Orgánica del Servicio Eléctrico.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.521.565.754**
Transferencias Para Financiar Gastos Corrientes	4.359.910.227
Del Sector Privado	842.770.646
Del Sector Público	3.517.139.581
Otros Ingresos Corrientes	161.655.527
Ingresos de la Propiedad	161.655.527
Recursos de Capital	**977.304.000**
Transferencias Para Financiar Gastos de Capital	456.900.000
Recursos Provenientes de la ley de Endeudamiento	456.900.000
Fortalecimiento Institucional MEM-FUNDELEC	228.000.000
Adecuación e Implantación del Sistema de Información del Sector Eléctrico	45.000.000
Mejoramiento del Servicio Eléctrico Nacional	152.400.000
Desarrollo y Optimización del Servicio Eléctrico Nacional	31.500.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	520.404.000
Recursos Financieros	**1.525.756.236**
Activos Financieros	1.495.923.966
Disminución de Caja y Bancos	1.492.235.425
Disminución de Cuentas y Efectos a Cobrar	2.186.500
Disminución de Otros Activos Circulantes	1.502.041
Pasivos Financieros	29.832.270
Incremento de Cuentas y Efectos a Pagar	17.182.270
Incremento de Otros Pasivos Circulantes	12.650.000
TOTAL	**7.024.625.990**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.663.667.653**
Gastos de Consumo	4.406.114.139
Gastos de Personal	3.039.661.444
Materiales y Suministros	62.724.440
Servicios no Personales	783.324.255
Otros Gastos de Instituciones Descentralizadas	520.404.000
Depreciación y Amortización	520.404.000
Otros Gastos Corrientes	257.553.514
Transferencias	257.553.514
Transferencias Corrientes al Sector Privado	257.553.514
Gastos de Capital	**2.360.958.337**
Activos Reales	204.075.000
Adquisición de Maquinarias y Demás Equipos	204.075.000
Activos Intangibles	2.156.883.337
Total	**7.024.625.990**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Fortalecer Institucionalmente al MEM - FUNDELEC	Hora/hombre	57.143
Mejorar el Servicio Eléctrico Nacional.	Hora/hombre	72.571
Adecuar e Implantar el Sistema de Información del Sector Eléctrico.	Hora/hombre	15.000
Desarrollar y Optimizar el Servicio Eléctrico Nacional	Hora/hombre	21.429

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**48**	**1.132.178.586**
Directivo	1	56.015.370
Profesional y Técnico	29	870.395.000
Administrativo	18	205.768.216
Personal Contratado	**15**	**360.000.000**
Profesional y Técnico	15	360.000.000
TOTAL	**63**	**1.492.178.586**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	5	31.689.660
VII	571.236 - 621.235	1	7.205.310
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	3	26.762.460
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	10.500.000
XIV	921.236 - 971.235	2	22.500.000
XV	971.236 - 1.021.235	3	36.000.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	48	1.357.521.156
	TOTAL	**63**	**1.492.178.586**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**8**	**160.589.726**
Jubilado	8	160.589.726
TOTAL	**8**	**160.589.726**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Coordinación, Administración y Supervisión de la Ejecución de los Programas y Estudios Orientados al Desarrollo del Servicio Eléctrico	7.024.625.990
	TOTAL	**7.024.625.990**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.039.661.444
4.02	Materiales y Suministros	62.724.440
4.03	Servicios no Personales	783.324.255
4.04	Activos Reales	2.360.958.337
4.07	Transferencias	257.553.514
4.08	Otros Gastos de Instituciones Descentralizadas	520.404.000
	TOTAL	**7.024.625.990**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.521.565.754**
Transferencias para Financiar Gastos Corrientes	4.359.910.227
Del Sector Privado	842.770.646
Empresas Privadas(Empresas Eléctricas)	842.770.646
Del Sector Público	3.517.139.581
De Empresas Públicas no Financieras	3.517.139.581
Otros Ingresos Corrientes	161.655.527
Ingresos de la Propiedad	161.655.527
Intereses por Dinero en Depósitos	161.655.527
B. Gastos Corrientes	**4.663.667.653**
Gastos de Consumo	4.406.114.139
Gastos de Personal	3.039.661.444
Materiales y Suministros	62.724.440
Servicios no Personales	783.324.255
Otros Gastos de Instituciones Descentralizadas	520.404.000
Depreciación y Amortización	520.404.000
Otros Gastos Corrientes	257.553.514
Transferencias	257.553.514
Transferencias Corrientes al Sector Privado	257.553.514
Pensiones y Jubilaciones	160.589.726
Aguinaldos al Personal Jubilado	40.147.432
Aportes a Caja de Ahorro del Personal Jubilado	16.058.973
Aportes al Seguro de Hospitalización, Cirugía y Maternidad del Personal Jubilado	8.029.486
Otras Subvenciones Socio-económicas del Personal Jubilado	32.727.897
C. Resultado Económico: Ahorro/(Desahorro)	**(142.101.899)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**835.202.101**
Desahorro en la Cuenta Corriente	(142.101.899)
Transferencias para Financiar Gastos de Capital	456.900.000
Recursos Provenientes de la ley de Endeudamiento	456.900.000
Fortalecimiento Institucional MEM-FUNDELEC	228.000.000
Adecuación e Implantación del Sistema de Información del Sector Eléctrico	45.000.000
Mejoramiento del Servicio Eléctrico Nacional	152.400.000
Desarrollo y Optimización del Servicio Eléctrico Nacional	31.500.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	520.404.000
B. Gastos de Capital	**2.360.958.337**
Activos Reales	204.075.000
Adquisición de Maquinarias y Demás Equipos	204.075.000
Activos Intangibles	2.156.883.337
C. Resultado Financiero: Superávit / (Déficit)	**(1.525.756.236)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.525.756.236**
Activos Financieros	1.495.923.966
Disminución de Cajas y Bancos	1.492.235.425
Disminución de Cuentas y Efectos a Cobrar	2.186.500
Disminución de Otros Activos Circulantes	1.502.041
Pasivos Financieros	29.832.270
Incremento de Cuentas y Efectos a Pagar	17.182.270
Incremento de Otros Pasivos Circulantes	12.650.000
B. Aplicaciones Financieras	**1.525.756.236**
Déficit Financiero	1.525.756.236

A0900
Ente Nacional del Gas (ENAGAS)

ENTE NACIONAL DEL GAS (ENAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Ente Nacional del Gas, se crea mediante Decreto N° 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicada en la Gaceta Oficial N° 36.793 del 23 de septiembre de 1999.

ENAGAS es el instrumento del estado que promueve el desarrollo y la competencia en el sector gas, conectando al sector productor de gas con los sectores consumidores, abriendo los espacios necesarios para la incorporación de capital privado nacional e internacional, así como creando las condiciones necesarias de igualdad entre los actores privados y públicos, velando por los derechos de los usuarios, bajo normas y reglas definidas, que incentiven el desarrollo y los negocios del gas, en un ambiente de confianza, seguridad y competencia.

Su objetivo principal, es el de promover el desarrollo del sector gasífero y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionadas con las actividades de transporte, distribución y coadyuvar en la coordinación y salvaguarda de dichas actividades. En este sentido, para el año 2005 ENAGAS tiene como metas: prestar 12 asesorías a las diferentes empresas del gas; elaborar un total de 18 informes relacionados con diversos aspectos, entre los cuales destacan: propuestas de precios y tarifas, plan operativo, esquemas de otorgamiento de licencias y permisos, aspectos sobre el marco legal del Sector Gasífero, metodología para las tarifas de gas de los nuevos sistemas de transporte y distribución de gas, los relacionados con las auditorias realizadas a las empresas operadoras y los de estadísticas de la Industria del Gas. Igualmente durante el año 2005 tiene estimado realizar 22 estudios destacando entre otros, los relacionados con producción, transporte, distribución, almacenamiento y comercialización de gas, elaboraración de los términos para la calificación de las empresas productoras y operadoras de los sistemas de gas, así como el estudio sobre el impacto que el sector gasífero tiene dentro del desarrollo social del país.

POLITICA DE FINANCIAMIENTO

Para el logro de las metas previstas y de acuerdo al marco regulatorio de la Ley Orgánica de Hidrocarburos Gaseosos, el ENTE contará para el año 2005 con un presupuesto de Bs. 5.996,7 millones, conformado por las siguientes fuentes de financiamiento, transferencia otorgada por el Ministerio de Energía y Minas por Bs. 5.862,3 millones, cuya fuente es totalmente ordinaria y recursos de capital Bs. 134,4 millones.

POLITICA DE GASTOS

ENAGAS procederá a orientar sus gastos de acuerdo con lo previsto para el desarrollo de la industria del gas en nuestro país. Esta política contempla cubrir los programas para la fijación de precios y tarifas del gas, calificación de empresas, regulación, control y permisos.

POLITICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

El objetivo fundamental será incentivar el crecimiento del sector gasífero e impulsar nuevos desarrollos, la atracción de capital nacional y extranjero, así como la formación de capital nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.862.288.000**
Transferencias para Financiar Gastos Corrientes	5.862.288.000
Del Sector Público	5.862.288.000
Ministerio de Energía y Minas	5.862.288.000
Recursos Ordinarios	5.862.288.000
Recursos de Capital	**134.400.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	134.400.000
TOTAL	**5.996.688.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.699.688.000**
Gastos de Consumo	5.691.288.000
Gastos de Personal	4.652.534.395
Materiales y Suministros	99.153.603
Servicios no Personales	805.200.002
Otros Gastos de Instituciones Descentralizadas	134.400.000
Depreciación y Amortización	134.400.000
Otros Gastos Corrientes	8.400.000
Transferencias	8.400.000
Transferencias Corrientes al Sector Público	8.400.000
Gastos de Capital	**149.400.000**
Activos Reales	118.200.000
Repuestos y Reparaciones Mayores	54.000.000
Adquisición de Maquinarias y Demás Equipos	64.200.000
Activos Intangibles	31.200.000
Aplicaciones Financieras	**147.600.000**
Pasivos Financieros	147.600.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	147.600.000
Disminución de Cuentas y Efectos a Pagar	147.600.000
Total	**5.996.688.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Aprobar Plan Operativo y Proyecto de Presupuesto 2006.	Informe	1
Realizar la Propuesta de Desarrollo de Producción de Gas	Estudio	2
Promover y Supervisar las Actividades de Transporte de Gas	Estudio	4
Promover y Supervisar las Actividades de Distribución de Gas	Estudio	4
Revisar la Propuesta de Precios y Tarifas	Informe	2
Promover y Supervisar las Actividades de Almacenamiento y Comercialización de Gas	Estudio	6
Atender los Reclamos y Vigilar Conductas no Competitivas del Sector	Solicitud	24
Desarrollar el Esquema de Otorgamiento de Licencias y Permisos para las Empresas Productoras y Operadoras de los Sistemas de Gas.	Informe	6
Estudiar y Revisar la Propuesta del Marco Legal del Sector	Informe	2
Elaborar los Términos para la Calificación de las Empresas Productoras y Operadoras de Gas.	Estudio	6
Diseñar la Metodología de Tarifas de gas para los Nuevos Sistemas de Transporte y Distribución de Gas	Informe	1
Ejecutar Auditorias Técnicas a Empresas Operadoras	Informe	6
Asesorar a los Diferentes Actores de la Industria del Gas	Asesoría	12
Promover Plan Nacional del Gas	Exposición	24
Apoyar el Desarrollo Social	Estudio	4
Realizar Informes Estadísticos de la Industria del Gas	Informe	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**53**	**1.616.431.408**
Directivo	12	875.441.695
Profesional y Técnico	27	609.954.738
Administrativo	7	87.221.520
Obrero	7	43.813.455
Personal Contratado	**8**	**240.000.000**
Profesional y Técnico	8	240.000.000
TOTAL	**61**	**1.856.431.408**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	7	87.221.520
XVII	1.071.236 - MAS	47	1.725.396.433
	TOTAL	**54**	**1.812.617.953**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	7	43.813.455
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**7**	**43.813.455**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Planificación, Promoción y Regulación del Sector Gas	5.996.688.000
	TOTAL	**5.996.688.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.652.534.395
4.02	Materiales y Suministros	99.153.603
4.03	Servicios no Personales	805.200.002
4.04	Activos Reales	149.400.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	147.600.000
4.07	Transferencias	8.400.000
4.08	Otros Gastos de Instituciones Descentralizadas	134.400.000
	TOTAL	**5.996.688.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.862.288.000**
Transferencias para Financiar Gastos Corrientes	5.862.288.000
Del Sector Público	5.862.288.000
De la Administración Central	5.862.288.000
Ministerio de Energía y Minas	5.862.288.000
Recursos Ordinarios	5.862.288.000
B. Gastos Corrientes	**5.699.688.000**
Gastos de Consumo	5.691.288.000
Gastos de Personal	4.652.534.395
Materiales y Suministros	99.153.603
Servicios no Personales	805.200.002
Otros Gastos de Instituciones Descentralizadas	134.400.000
Depreciación y Amortización	134.400.000
Otros Gastos Corrientes	8.400.000
Transferencias	8.400.000
Transferencias de Capital Internas	8.400.000
Donaciones de Capital a Organismos del Sector Público	8.400.000
C. Resultado Económico: Ahorro/(Desahorro)	**162.600.000**
II. Cuenta Capital	
A. Recursos de Capital	**297.000.000**
Ahorro en la Cuenta Corriente	162.600.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	134.400.000
B. Gastos de Capital	**149.400.000**
Activos Reales	118.200.000
Repuestos y Reparaciones Mayores	54.000.000
Adquisición de Maquinarias y Demás Equipos	64.200.000
Activos Intangibles	31.200.000
C. Resultado Financiero: Superávit / (Déficit)	**147.600.000**
III. Cuenta Financiera	
A. Recursos Financieros	**147.600.000**
Superávit Financiero	147.600.000
B. Aplicaciones Financieras	**147.600.000**
Pasivos Financieros	147.600.000
Servicio de la Deuda y Disminución de Otros Pasivos	147.600.000
Disminución de Cuentas y Efectos a Pagar	147.600.000

17

Ministerio del Ambiente y los Recursos Naturales

A0052
Instituto Nacional de Parques (INPARQUES)

INSTITUTO NACIONAL DE PARQUES (INPARQUES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Parques tiene por objetivos la planificación, construcción, ampliación, organización, conservación, preservación y manejo de los parques de recreación, parques nacionales y monumentos naturales.

En este contexto general, se han formulado las siguientes metas:

- Conservar, mantener y mejorar 36 parques de recreación y 19 áreas recreativas de parques nacionales en todo el país.
- Realizar 5 talleres de juegos ecológicos en los parques de recreación.
- Remodelar sedes administrativas en diferentes parques nacionales y recreacionales.
- Realizar la construcción y mantenimiento de puestos de guardaparques y control en los parques nacionales (Mochima, Morrocoy, Los Roques, etc.)

Para el ejercicio fiscal 2005, se tiene programado un Presupuesto por Bs. 44.602,4 millones, de los cuales Bs. 37.502,4 millones (84%) se imputarán a gastos corrientes, y Bs. 7.100,0 millones (16%) a la inversión real.

El Instituto continuará realizando las acciones básicas de vigilancia, control, mantenimiento de los parques nacionales, parques de recreación y monumentos naturales. En este sentido, se tiene previsto racionalizar el gasto operativo mediante una reestructuración administrativa, que le permita cumplir con su objetivo de creación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**37.914.880.148**
Transferencias para Financiar Gastos Corrientes.	29.500.000.000
Del Sector Público	29.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Ingresos por Actividades Propias	8.414.880.148
Venta de Servicios	8.360.046.148
Ingresos no Tributarios	54.834.000
Recursos de Capital	**6.687.572.667**
Transferencias para Financiar Gastos de Capital	6.500.000.000
Manejo del Sistema Nacional de Parques	6.500.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	187.572.667
TOTAL	**44.602.452.815**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**37.502.452.815**
Gastos de Consumo	36.741.712.815
Gastos de Personal	29.394.648.414
Materiales y Suministros	1.000.000.000
Servicios no Personales	6.159.491.734
Otros Gastos de Instituciones Descentralizadas	187.572.667
Depreciación y Amortización	187.572.667
Otros Gastos Corrientes	760.740.000
Transferencias	760.740.000
Transferencias Corrientes al Sector Privado	760.740.000
Gastos de Capital	**7.100.000.000**
Activos Reales	7.100.000.000
Repuestos y Reparaciones Mayores	600.000.000
Adquisición de Maquinarias y Equipos	1.300.000.000
Obras de Infraestructura - Estudios y Proyectos	3.999.000.000
Activos Intangibles	1.201.000.000
Total	**44.602.452.815**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Realizar los Juegos Ecológicos en los Parques de Recreación	Taller	5
Conservar, Mantener y Mejorar 36 Parques de Recreación y 19 Áreas Recreativas de Parques Nacionales en todo el País	Ha	630
Reparar Puesto de Guardaparques y 3 Puestos de Control Sector Occidental Parque Nacional Canaima	M2	190
Remodelar la Sede Administrativa del Parque Nacional Morrocoy	M2	60
Remodelar la Sede Inparques	M2	378
Remodelación Sede Administrativa y Areas de Servicio en el Zoológico de Las Delicias	M2	120
Construcción de Kioscos en el Parque Nacional Morrocoy	M2	480
Construir Puestos de Guardaparques en Cayo Paiclá, Parque Nacional Morrocoy	M2	81
Construir Puesto de Guardaparques en el Monumento Nacional Pico Codazzi	M2	81
Reparar Puesto de Guardaparques en Cuyagua, Edo. Aragua	M2	81
Reparación de Puesto de Guardaparques en Dayton Edo. Falcón	M2	60
Construcción de 3 Puestos de Guardaparques en Parque Nacional Los Roques y Construcción de Hospital Veterinario en el Parque del Este.	M2	362
Realizar Levatamientos Topográficos y Reparar el Sistema de Riego del Parque Recreacional del Oeste Jóvito Villalba	Ha	45
Recuperación de Puesto de Guardaparques en Isla La Borracha, Parque Mochima y Los Mangos, en el Parque Península de Paria	M2	162

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.294**	**7.420.742.560**
Directivo	95	1.555.532.968
Profesional y Técnico	185	1.524.391.212
Administrativo	130	535.750.236
Obrero	884	3.805.068.144
Personal Contratado	**325**	**1.719.701.433**
Profesional y Técnico	169	1.116.194.373
Administrativo	156	603.507.060
TOTAL	**1.619**	**9.140.443.993**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	203	782.528.459
II	321.236 - 371.235	69	289.263.476
III	371.236 - 421.235	11	51.148.564
IV	421.236 - 471.235	3	16.316.796
V	471.236 - 521.235		
VI	521.236 - 571.235	131	826.670.412
VII	571.236 - 621.235	79	561.440.822
VIII	621.236 - 671.235	54	418.058.889
IX	671.236 - 721.235	34	287.783.837
X	721.236 - 771.235	13	115.550.043
XI	771.236 - 821.235	26	245.157.733
XII	821.236 - 871.235	4	40.694.708
XIII	871.236 - 921.235	9	97.155.232
XIV	921.236 - 971.235	6	68.052.442
XV	971.236 - 1.021.235	2	23.654.016
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	91	1.511.900.420
	TOTAL	**735**	**5.335.375.849**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	332	1.344.109.416
II	321.236 - 371.235	552	2.460.958.728
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**884**	**3.805.068.144**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**80**	**760.740.000**
Jubilado	80	760.740.000
TOTAL	**80**	**760.740.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	16.461.003.111	4.409.197.262	8.230.501.555	293.946.486		**29.394.648.414**
4.02	672.920.337	268.205.323	52.332.746	6.541.594		**1.000.000.000**
4.03	4.829.491.734	1.272.000.000	40.000.000	18.000.000		**6.159.491.734**
4.04				7.100.000.000		**7.100.000.000**
4.07	760.740.000					**760.740.000**
4.08					187.572.667	**187.572.667**
TOTAL	**22.724.155.182**	**5.949.402.585**	**8.322.834.301**	**7.418.488.080**	**187.572.667**	**44.602.452.815**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación Central	22.724.155.182
02	Coordinación y Administración de Areas de Recreación	5.949.402.585
03	Conservación y Preservación de Parques Nacionales y Monumentos Naturales	8.322.834.301
04	Desarrollo de Infraestructura en Parques de Recreación, Parques Nacionales y Monumentos Naturales	7.418.488.080
99	Partidas no Asignables a Programas	187.572.667
	TOTAL	**44.602.452.815**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	29.394.648.414
4.02	Materiales y Suministros	1.000.000.000
4.03	Servicios no Personales	6.159.491.734
4.04	Activos Reales	7.100.000.000
4.07	Transferencias	760.740.000
4.08	Otros Gastos de Instituciones Descentralizadas	187.572.667
	TOTAL	**44.602.452.815**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**37.914.880.148**
Transferencias para Financiar Gastos Corrientes	29.500.000.000
Del Sector Público	29.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	29.500.000.000
Recursos Ordinarios	13.813.470.000
Otras Fuentes de Financiamiento	15.686.530.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos por Actividades Propias	8.414.880.148
Venta de Servicios	8.360.046.148
Venta de Boletos	4.562.293.050
Concesiones	591.540.981
Infraestructura de Telecomunicaciones	2.873.771.839
Ingresos Varios	148.440.278
Plan Vacacional	184.000.000
Ingresos no Tributarios	54.834.000
Autorizaciones y Permisos	54.834.000
B. Gastos Corrientes	**37.502.452.815**
Gastos de Consumo	36.741.712.815
Gastos de Personal	29.394.648.414
Materiales y Suministros	1.000.000.000
Servicios no Personales	6.159.491.734
Otros Gastos de Instituciones Descentralizadas	187.572.667
Depreciación y Amortización	187.572.667
Otros Gastos Corrientes	760.740.000
Transferencias	760.740.000
Transferencias Corrientes al Sector Privado	760.740.000
Jubilaciones y Pensiones	760.740.000
C. Resultado Económico : Ahorro/(Desahorro)	**412.427.333**
II. Cuenta Capital	
A. Recursos de Capital	**7.100.000.000**
Ahorro en la Cuenta Corriente	412.427.333
Transferencias para Financiar Gastos de Capital	6.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	6.500.000.000
Manejo del Sistema Nacional de Parques – Programas y Proyectos	6.500.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	187.572.667
B. Gastos de Capital	**7.100.000.000**
Activos Reales	7.100.000.000
Repuestos y Reparaciones Mayores	600.000.000
Adquisición de Maquinarias y Equipos	1.300.000.000
Obras de Infraestructura	3.999.000.000
Activos Intangibles	1.201.000.000
C. Resultado Financiero: Equilibrado	

A0064
Instituto para el Control y la Conservación de
la Cuenca del Lago de Maracaibo (ICLAM)

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA DEL LAGO DE MARACAIBO (ICLAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto tiene como misión promover, planificar, coordinar, ejecutar y evaluar actividades, destinadas a la conservación de la Cuenca del Lago de Maracaibo.

La inversión real para el Ejercicio Fiscal 2005 estará dirigida fundamentalmente a la continuación de la ejecución del Sistema de Saneamiento y Tratamiento de Aguas Servidas Maracaibo Norte y el inicio del Sistema de Tratamiento Ciudad Ojeda, para optimizar la calidad ambiental, aprovechar las aguas residuales tratadas para el riego de las zonas agrícolas y la disminución de enfermedades originadas por la contaminación ambiental.

El Presupuesto 2005 prevé una estimación de Bs. 30.514,4 millones, para distribuirse así: Bs. 7.777,0 millones (25,5%) para gastos de funcionamiento, para gastos de capital Bs. 22.120,0 millones (72,5%), donde Bs. 20.000,0 millones se invertirán en el Sistema de Saneamiento y Tratamiento de Aguas Servidas Maracaibo Norte y Bs. 2.120,0 millones para el Sistema de Tratamiento Ciudad Ojeda; y aplicaciones financieras Bs. 617,4 millones (2,0%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**7.777.004.000**
Transferencias Para Financiar Gastos Corrientes	6.000.000.000
Del Sector Público	6.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Ingresos por Actividades Propias	1.777.004.000
Venta de Servicios	1.777.004.000
Recursos de Capital	**22.186.397.000**
Transferencias para Financiar Gastos de Capital	22.120.000.000
Recursos Provenientes de la Ley de Endeudamiento	22.120.000.000
- Sistema de Saneamiento y Tratamiento de Aguas Servidas Maracaibo Norte	20.000.000.000
- Sistema de Tratamiento Ciudad Ojeda	2.120.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.397.000
Recursos Financieros	**551.034.000**
Pasivos Financieros	551.034.000
Incremento de Pasivos no Circulantes	551.034.000
TOTAL	**30.514.435.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**7.777.004.000**
Gastos de Consumo	7.693.312.000
Gastos de Personal	6.772.320.000
Materiales y Suministros	86.925.000
Servicios no Personales	767.670.000
Otros Gastos de Instituciones Descentralizadas	66.397.000
Depreciación y Amortización	66.397.000
Otros Gastos Corrientes	83.692.000
Transferencias	83.692.000
Gastos de Capital	**22.120.000.000**
Activos Reales	22.120.000.000
Obras de Infraestructura - Estudios y Proyectos	22.120.000.000
Aplicaciones Financieras	**617.431.000**
Activos Financieros	617.431.000
Incremento de Caja y Bancos	617.431.000
Total	**30.514.435.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Construir el Sistema de Tratamiento de Aguas Servidas Ciudad Ojeda.	% de Avance	100
Construcción de Sistemas de Tratamiento de Aguas Servidas Domésticas.	% de Avance	100
Evaluación de la Calidad del Aire de los Municipios Maracaibo, San Francisco, Cabimas, Páez y Cañada de Urdaneta del Estado Zulia.	Evaluación	12
Monitoreo Ambiental del Sistema Lago de Maracaibo.	Evaluación	61
Representación Cartográfica de la Cuenca del Lago de Maracaibo.	Mapa	6
Salud Ambiental.	Persona Atendida	3.119

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Asistencia Técnico-ambiental a las Industrias de la Cuenca del Lago de Maracaibo.	Industria Asistida	50
Monitoreo de la Cuenca del Lago de Maracaibo, a Través de Sensores Remotos.	% de Avance	24
Evaluación de la Familia Lemnácea y demás Especies Acuáticas en los Ecosistemas de la Cuenca del Lago de Maracaibo.	Evaluación	14
Difusión de Información Ambiental acerca del Lago de Maracaibo y su Cuenca.	Información Difundida	18
Participación de Voluntarios Ambientales en la Ejecución de Planes de Gestión Ambiental.	Participante	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**244**	**2.035.951.268**
Directivo	31	517.027.884
Profesional y Técnico	121	1.068.555.684
Administrativo	57	236.187.434
Obrero	35	214.180.266
TOTAL	**244**	**2.035.951.268**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	43	165.757.260
II	321.236 - 371.235	9	36.785.155
III	371.236 - 421.235	1	4.679.604
IV	421.236 - 471.235		
V	471.236 - 521.235	2	11.641.325
VI	521.236 - 571.235	13	82.281.648
VII	571.236 - 621.235	26	183.914.904
VIII	621.236 - 671.235	24	187.536.960
IX	671.236 - 721.235	26	219.736.944
X	721.236 - 771.235	2	18.195.048
XI	771.236 - 821.235	7	67.271.520
XII	821.236 - 871.235	3	30.177.120
XIII	871.236 - 921.235	6	63.550.656
XIV	921.236 - 971.235	1	11.142.576
XV	971.236 - 1.021.235	5	58.609.980
XVI	1.021.236 - 1.071.235	6	76.218.768
XVII	1.071.236 - MAS	35	604.271.534
	TOTAL	**209**	**1.821.771.002**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	2	10.932.026
V	471.236 - 521.235	26	154.059.252
VI	521.236 - 571.235	4	25.896.047
VII	571.236 - 621.235	1	7.309.632
VIII	621.236 - 671.235	2	15.983.309
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**35**	**214.180.266**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	3.079.659.000	3.692.661.000		6.772.320.000
4.02	86.925.000			86.925.000
4.03	767.670.000			767.670.000
4.04	22.120.000.000			22.120.000.000
4.05	617.431.000			617.431.000
4.07	83.692.000			83.692.000
4.08			66.397.000	66.397.000
TOTAL	**26.755.377.000**	**3.692.661.000**	**66.397.000**	**30.514.435.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior y Administración	26.755.377.000
02	Descontaminación y Conservación de la Cuenca del Lago de Maracaibo	3.692.661.000
99	Partidas no Asignables a Programas	66.397.000
	TOTAL	**30.514.435.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.772.320.000
4.02	Materiales y Suministros	86.925.000
4.03	Servicios no Personales	767.670.000
4.04	Activos Reales	22.120.000.000
4.05	Activos Financieros	617.431.000
4.07	Transferencias	83.692.000
4.08	Otros Gastos de Instituciones Descentralizadas	66.397.000
	TOTAL	**30.514.435.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.777.004.000**
Transferencias Para Financiar Gastos Corrientes	6.000.000.000
Del Sector Público	6.000.000.000
Ministerio del Ambiente y de los Recursos Naturales Recursos Ordinarios	6.000.000.000
Ingresos por Actividades Propias	1.777.004.000
Venta de Servicios	1.777.004.000
Venta de Servicios (PDVSA, SHELL, HIDROLAGO)	490.713.000
Convenio CORPOZULIA-ICLAM	1.286.291.000
B. Gastos Corrientes	**7.777.004.000**
Gastos de Consumo	7.693.312.000
Gastos de Personal	6.772.320.000
Materiales y Suministros	86.925.000
Servicios no Personales	767.670.000
Otros Gastos de Instituciones Descentralizadas	66.397.000
Depreciación y Amortización	66.397.000
Otros Gastos Corrientes	83.692.000
Transferencias	83.692.000
C. Resultado Económico : Equilibrado	
II. Cuenta Capital	
A. Recursos de Capital	**22.186.397.000**
Transferencias para Financiar Gastos de Capital	22.120.000.000
Recursos Provenientes de la ley de Endeudamiento	22.120.000.000
- Sistema de Saneamiento y Tratamiento de Aguas Servidas Maracaibo Norte	20.000.000.000
- Sistema de Tratamiento Ciudad Ojeda	2.120.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	66.397.000
B. Gastos de Capital	**22.120.000.000**
Activos Reales	22.120.000.000
Obras de Infraestructura	22.120.000.000
C. Resultado Financiero : Superávit / (Déficit)	**66.397.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**617.431.000**
Pasivos Financieros	551.034.000
Incremento de Pasivos no Circulantes	551.034.000
Superávit Financiero	66.397.000
B. Aplicaciones Financieras	**617.431.000**
Activos Financieros	617.431.000
Incremento de Caja y Bancos	617.431.000

A0069

Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y los Recursos Naturales (SAMARN)

SERVICIO AUTÓNOMO SERVICIOS AMBIENTALES DEL MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES (SAMARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo principal del Organismo está basado en la elaboración y comercialización de estudios y proyectos en materia de perforación de pozos, administración de viveros, participación en el diseño y construcción de rellenos sanitarios a nivel nacional, realización y comercialización de exámenes de laboratorio de suelos, agua y calidad del aire, promoción y comercialización de los programas de investigación hidrológica.

El Presupuesto de Gastos 2005, del Servicio Autónomo Servicios Ambientales del MARN (SAMARN) es de Bs. 75.037,3 millones, entre las principales metas programadas para el 2005, se encuentran: la celebración de 11 convenios con institutos, gobernaciones y empresas públicas y privadas, que realizan conjuntamente con el MARN estudios en materia ambiental; así como la administración y asistencia social de 7.634 jubilados y pensionados del INOS, por un monto de Bs. 53.891,9 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**64.120.009.244**
Transferencias para Financiar Gastos Corrientes	53.891.900.000
Ministerio del Ambiente y de los Recursos Naturales	
Pensionados y jubilados del INOS	53.891.900.000
Ingresos no Tributarios	9.200.985.612
Ley de Timbre Fiscal	9.200.985.612
Otros Ingresos	1.027.123.632
Recursos Financieros	**10.917.322.578**
Activos Financieros	10.917.322.578
Disminución de Caja y Bancos	10.917.322.578
TOTAL	**75.037.331.822**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**63.953.041.138**
Gastos de Consumo	12.333.639.375
Gastos de Personal	4.720.574.566
Materiales y Suministros	1.760.638.989
Servicios no Personales	5.852.425.820
Otros Gastos Corrientes	51.619.401.763
Transferencias	51.619.401.763
Sector Privado	
Pensionados y Jubilados del INOS	51.619.401.763
Gastos de Capital	**8.858.820.834**
Activos Reales	8.858.820.834
Repuestos y Reparaciones Mayores	68.357.345
Adquisición de Maquinarias y Equipos	1.518.595.150
Obras de Infraestructuras – Estudios y Proyectos	7.000.168.457
Activos Intangibles	221.699.882
Otros Activos Reales	50.000.000
Aplicaciones Financieras	**2.225.469.850**
Pasivos Financieros	2.225.469.850
Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.225.469.850
Disminución de Cuentas y Efectos a Pagar	2.225.469.850
Total	**75.037.331.822**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Consultores Ambientales	Convenio	3
PDVSA	Convenio	4
FUANA	Convenio	2
Mar- Empresa GAUFF	Convenio	2
Estudio de Proyectos	Proyecto	32
Capacitación a Empleados	Curso	9
Asistencia Socieconómica	Persona Atendida	7.634

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**111**	**1.120.165.526**
Directivo	3	143.602.275
Profesional y Técnico	58	718.019.637
Administrativo	41	214.456.057
Médico	1	10.245.230
Obrero	8	33.842.327
Personal Fijo a Tiempo Parcial	**57**	**431.054.026**
Médico	57	431.054.026
Personal Contratado	**10**	**180.000.000**
Administrativo	10	180.000.000
TOTAL	**178**	**1.731.219.552**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	41	214.456.057
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	57	431.054.026
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	1	10.245.230
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	58	718.019.637
XVII	1.071.236 - MAS	13	323.602.275
	TOTAL	**170**	**1.697.377.225**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	8	33.842.327
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**8**	**33.842.327**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1.998**	**19.356.754.014**
Jubilado	1.502	14.630.389.370
Pensionado	496	4.726.364.644
Obrero	**5.636**	**32.262.647.749**
Jubilado	3.847	22.257.480.295
Pensionado	1.789	10.005.167.454
TOTAL	**7.634**	**51.619.401.763**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	05	99	TOTAL
4.01	2.418.649.990	232.904.318	1.741.598.237	327.422.021		**4.720.574.566**
4.02	160.350.000	1.199.025.489	89.900.000	311.363.500		**1.760.638.989**
4.03	379.470.140	3.950.086.655	172.000.000	1.350.869.025		**5.852.425.820**
4.04	339.590.000	2.446.271.857	294.000.000	5.778.958.977		**8.858.820.834**
4.06					2.225.469.850	**2.225.469.850**
4.07	25.000.000		51.594.401.763			**51.619.401.763**
TOTAL	**3.323.060.130**	**7.828.288.319**	**53.891.900.000**	**7.768.613.523**	**2.225.469.850**	**75.037.331.822**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Coordinación y Control	3.323.060.130
02	Administración Financiera de Estudios y Proyectos	7.828.288.319
03	Jubilados y Pensionados INOS	53.891.900.000
05	Programas Especiales	7.768.613.523
99	Partidas no Asignables a Programas	2.225.469.850
	TOTAL	**75.037.331.822**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.720.574.566
4.02	Materiales y Suministros	1.760.638.989
4.03	Servicios no Personales	5.852.425.820
4.04	Activos Reales	8.858.820.834
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.225.469.850
4.07	Transferencias	51.619.401.763
	TOTAL	**75.037.331.822**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**64.120.009.244**
Transferencias para Financiar Gastos Corrientes	53.891.900.000
Ministerio del Ambiente y de los Recursos Naturales	
Pensionados y Jubilados del INOS	
Recursos Ordinarios	50.891.900.000
Otras Fuentes de Financiamiento	3.000.000.000
Ingresos no Tributarios	9.200.985.612
Ley Timbre Fiscal	9.200.985.612
Otros Ingresos	1.027.123.632
B. Gastos Corrientes	**63.953.041.138**
Gastos de Consumo	12.333.639.375
Gastos de Personal	4.720.574.566
Materiales y Suministros	1.760.638.989
Servicios no Personales	5.852.425.820
Otros Gastos Corrientes	51.619.401.763
Transferencias	51.619.401.763
Sector Privado	
Pensionados y Jubilados del INOS	51.619.401.763
C. Resultado Económico : Ahorro/(Desahorro)	**166.968.106**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**166.968.106**
Ahorro en la Cuenta Corriente	166.968.106
B. Gastos de Capital	**8.858.820.834**
Activos Reales	8.858.820.834
Repuestos y Reparaciones Mayores	68.357.345
Adquisición de Maquinarias y Demás Equipos	1.518.595.150
Obras de Infraestructura – Estudios y Proyectos	7.000.168.457
Activos Intangibles	221.699.882
Otros Activos Reales	50.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(8.691.852.728)**
III. Cuenta Financiera	
A. Recursos Financieros	**10.917.322.578**
Activos Financieros	10.917.322.578
Disminución de Cajas y Bancos	10.917.322.578
B. Aplicaciones Financieras	**10.917.322.578**
Pasivos Financieros	2.225.469.850
Servicio de la Deuda y Disminución de Otros Pasivos	2.225.469.850
Disminución de Cuentas y Efectos a Pagar	2.225.469.850
Déficit Financiero	8.691.852.728

A0103
Instituto Forestal Latinoamericano

INSTITUTO FORESTAL LATINOAMERICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo principal de la Institución es proporcionar un basamento técnico, que contribuya eficazmente a la conservación, desarrollo, aprovechamiento y comercialización de los recursos forestales de la América Latina. Desarrollar actividades de investigación, documentación, extensión y capacitación, en el campo del manejo integral de los recursos forestales, que tiendan a fortalecer la política pública del Ministerio del Ambiente y de los Recursos Naturales, y la disponibilidad de respuestas técnicas apropiadas y socialmente pertinentes, para la incorporación del sector forestal como un elemento dinámico de las economías rurales, bajo diferentes modalidades de explotación, tanto de los recursos forestales naturales, como la implantación de sistemas agroforestales y agrosilvopastoriles, de uso múltiple de la tierra y formas organizativas, empresariales y comunitarias.

Para ello, el IFLA desarrolla por iniciativa propia o suscripción de convenios y contratos con organismos e instituciones públicas y privadas, estudios e investigaciones científicas, básicas y aplicadas; promueve y divulga el conocimiento forestal, a través de publicaciones periódicas y de la participación en eventos científicos y técnicos, foros, seminarios y talleres. Igualmente, contribuye a la formación y capacitación de los recursos humanos en el campo de la actividad forestal, mediante la organización de cursos, talleres y charlas en su propia sede.

En este sentido, para el ejercicio fiscal 2005 el IFLA contará con un presupuesto de Bs. 200,6 millones, con el cual estima alcanzar las siguientes metas: Realizar 5 informes técnicos relacionados con proyectos forestales, impartir 1 curso sobre ordenamiento territorial y producir 2 ejemplares de investigación forestal latinoamericana.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**199.480.000**
Transferencias para Financiar Gastos Corrientes	106.580.000
Ministerio del Ambiente y de los Recursos Naturales	100.000.000
Universidad de los Andes	6.580.000
Ingresos por Actividades Propias	88.200.000
Venta de Bienes y Servicios	88.200.000
Otros Ingresos Corrientes	4.700.000
Ingresos de la Propiedad (Intereses Bancarios)	2.500.000
Otros Ingresos	2.200.000
Recursos de Capital	**1.149.026**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.149.026
TOTAL	**200.629.026**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**183.867.350**
Gastos de Consumo	179.000.825
Gastos de Personal	156.726.799
Materiales y Suministros	8.555.000
Servicios no Personales	12.570.000
Otros Gastos de Instituciones Descentralizadas	1.149.026
Depreciación y Amortización	1.149.026
Otros Gastos Corrientes	4.866.525
Transferencias	4.866.525
Pensiones	4.866.525
Gastos de Capital	**16.761.676**
Activos Reales	16.761.676
Adquisición de Maquinarias, Equipos e Inmuebles	16.761.676
Total	**200.629.026**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyecto Andino de Desarrollo Sustentable Pads - Venezuela	Informe Técnico	1
Inventario del Bambú en el Estado Mérida	Informe Técnico	1
Vivero Forestal IFLA	Informe Técnico	1
Informe Perspectivas del Medio Ambiente en Venezuela 2005 Geo-Venezuela	Informe Técnico	1
Revista Forestal Latinoamericana	Ejemplar	2
Curso Sobre Ordenamiento Territorial	Curso	1
Reorganización del IFLA	Informe Técnico	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**12**	**95.501.196**
Directivo	1	15.600.000
Profesional y Técnico	4	36.469.296
Administrativo	5	35.722.260
Obrero	2	7.709.640
TOTAL	**12**	**95.501.196**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.448.256
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	6.186.336
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	3	22.591.404
IX	671.236 - 721.235	1	8.333.964
X	721.236 - 771.235	2	18.446.472
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	12.185.124
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	1	15.600.000
	TOTAL	**10**	**87.791.556**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	7.709.640
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**7.709.640**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**4.866.525**
Pensionado	1	4.866.525
TOTAL	**1**	**4.866.525**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Generales	200.629.026
	TOTAL	**200.629.026**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	156.726.799
4.02	Materiales y Suministros	8.555.000
4.03	Servicios no Personales	12.570.000
4.04	Activos Reales	16.761.676
4.07	Transferencias	4.866.525
4.08	Otros Gastos de Instituciones Descentralizadas	1.149.026
	TOTAL	**200.629.026**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**199.480.000**
Transferencias para Financiar Gastos Corrientes	106.580.000
Ministerio del Ambiente y de los Recursos Naturales	100.000.000
Recursos Ordinarios	100.000.000
Universidad de los Andes	6.580.000
Ingresos por Actividades Propias	88.200.000
Venta Bienes y Servicios	88.200.000
Otros Ingresos Corrientes	4.700.000
Ingresos de la Propiedad (Intereses Bancarios)	2.500.000
Otros Ingresos	2.200.000
B. Gastos Corrientes	**183.867.350**
Gastos de Consumo	179.000.825
Gastos de Personal	156.726.799
Materiales y Suministros	8.555.000
Servicios no Personales	12.570.000
Otros Gastos de Instituciones Descentralizadas	1.149.026
Depreciación y Amortización	1.149.026
Otros Gastos Corrientes	4.866.525
Transferencias	4.866.525
Pensiones	4.866.525
C. Resultado Económico : Ahorro (Desahorro)	**15.612.650**
II. Cuenta Capital	
A. Recursos de Capital	**16.761.676**
Ahorro en la Cuenta Corriente	15.612.650
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.149.026
B. Gastos de Capital	**16.761.676**
Activos Reales	16.761.676
Adquisición de Maquinarias, Equipos e Inmuebles	16.761.676
C. Resultado Financiero Equilibrado	

A0107

Autoridad Única de Area Parque Nacional
Archipiélago Los Roques

AUTORIDAD UNICA DE AREA PARQUE NACIONAL ARCHIPIÉLAGO LOS ROQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La misión del organismo establece que debe ejercer la dirección, coordinación, ejecución y control del plan de ordenamiento del área del Archipiélago de los Roques y su reglamento de uso; así como la formulación y ejecución del plan de reforma y remodelación del poblado Gran Roque, y asegurar la participación de las organizaciones comunales en la conservación y defensa de los recursos naturales de la zona.

Los servicios que presta la Autoridad Unica de Area del Parque Nacional Archipiélago los Roques, están dirigidos fundamentalmente a satisfacer las necesidades de la población residente estimada en 1.450 habitantes, y a la población flotante anual de 62.400 turistas, que acuden a la isla en actividades con fines recreativos y culturales. Para cubrir la demanda de servicios básicos, se ha previsto garantizar y fortalecer el suministro de agua potable, mediante la construcción del acueducto del Gran Roque; sé continuará con el programa de clasificación y disposición de desechos a tierra firme, e intensificación del programa de vigilancia y control del área, con apoyo de guardacostas y capitanías de puertos.

El presupuesto de ingresos y gastos para el Ejercicio Fiscal 2005, se ubica en Bs. 2.669,5 millones, de los cuales se destinarán a gastos de funcionamiento Bs. 2.109,5 millones (79,0%), para la inversión real Bs. 435,1 millones (16,3%) y Bs. 124,9 millones (4,7 %), para cumplir con los compromisos pendientes de cancelación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.497.126.593**
Transferencias para Financiar Gastos Corrientes	200.000.000
Del Sector Público	200.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Ingresos por Actividades Propias	2.297.126.593
Venta de Servicios	1.977.068.468
Ingresos no Tributarios	320.058.125
Recursos Financieros	**172.421.167**
Activos Financieros	172.421.167
Disminución de Cuentas y Efectos a Cobrar	172.421.167
TOTAL	**2.669.547.760**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.109.499.760**
Gastos de Consumo	2.109.499.760
Gastos de Personal	1.342.107.600
Materiales y Suministros	251.583.230
Servicios no Personales	515.808.930
Gastos de Capital	**435.098.000**
Activos Reales	435.098.000
Repuestos y Reparaciones Mayores	59.193.000
Adquisición de Maquinarias y demás Equipos	30.000.000
Obras de Infraestructura - Estudios y Proyectos	123.500.000
Otros Activos Reales	222.405.000
Aplicaciones Financieras	**124.950.000**
Pasivos Financieros	124.950.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	124.950.000
Disminución de Cuentas y Efectos a Pagar	124.950.000
Total	**2.669.547.760**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Campañas Conservacionistas	Campaña	1
Programa de Recolección y Disposición Final de Desechos Sólidos	Programa	2
Mejoras y Ampliaciones de la Cancha Deportiva	Obra	1
Construcción del Acueducto del Gran Roque	Obra	1
Aeródromo del Gran Roque	Obra	1
Proyecto Mejoras Plaza Bolívar	Proyecto	1
Estudios para Mejoras y Ampliaciones de la Escuela del Gran Roque	Estudio	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**77**	**425.515.940**
Directivo	3	47.942.300
Profesional y Técnico	28	132.608.100
Administrativo	2	10.631.840
Obrero	44	234.333.700
TOTAL	**77**	**425.515.940**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	7	20.952.232
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	23	122.287.708
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	3	47.942.300
	TOTAL	**33**	**191.182.240**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	44	234.333.700
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**44**	**234.333.700**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS Código	Denominación	Presupuesto 2005
01	Servicios Centrales	2.669.547.760
	TOTAL	**2.669.547.760**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.342.107.600
4.02	Materiales y Suministros	251.583.230
4.03	Servicios no Personales	515.808.930
4.04	Activos Reales	435.098.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	124.950.000
	TOTAL	**2.669.547.760**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.497.126.593**
Transferencias para Financiar Gastos Corrientes	200.000.000
Del Sector Público	200.000.000
Ministerio del Ambiente y de los Recursos Naturales	200.000.000
Recursos Ordinarios	
Ingresos por Actividades Propias	2.297.126.593
Venta de Servicios	1.977.068.468
- Concesión para Operaciones Turísticas	402.316.131
- Acceso de Embarcaciones	98.154.375
- Acceso al Parque	1.044.388.500
- Transporte Aéreo	57.383.667
- Servicios Básicos	374.825.795
Ingresos no Tributarios	320.058.125
Otros Ingresos de la Propiedad (Copias, reintegros y reinstalaciones)	320.058.125
B. Gastos Corrientes	**2.109.499.760**
Gastos de Consumo	2.109.499.760
Gastos de Personal	1.342.107.600
Materiales y Suministros	251.583.230
Servicios no Personales	515.808.930
C. Resultado Económico : Ahorro/(Desahorro)	**387.626.833**
II. Cuenta Capital	
A. Recursos de Capital	**387.626.833**
Ahorro en la Cuenta Corriente	387.626.833
B. Gastos de Capital	**435.098.000**
Activos Reales	435.098.000
Repuestos y Reparaciones Mayores	59.193.000
Adquisición de Maquinarias y Demás Equipos	30.000.000
Obras de Infraestructura – Estudios y Proyectos	123.500.000
Otros Activos Reales	222.405.000
C. Resultado Financiero : Superávit / (Déficit)	**(47.471.167)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**172.421.167**
Activos Financieros	172.421.167
Disminución de Cuentas y Efectos a Cobrar	172.421.167
B. Aplicaciones Financieras	**172.421.167**
Pasivos Financieros	124.950.000
Servicio de la Deuda y Disminución de Otros Pasivos	124.950.000
Disminución de Cuentas y Efectos a Pagar	124.950.000
Déficit Financiero	47.471.167

A0324
Fundación de Educación Ambiental

FUNDACIÓN DE EDUCACIÓN AMBIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo principal de la Fundación consiste en prestar servicios ambientales a instituciones del Sector Público y Privado, así como desarrollar y coordinar programas de educación y divulgación ambiental.

En tal sentido, se continuará fortaleciendo la gestión gerencial con un enfoque de concertación, alianzas estratégicas y de acciones compartidas, y específicamente todo lo que implique apoyo técnico a las distintas estructuras organizativas del Ministerio del Ambiente y de los Recursos Naturales; así como también al Ministerio de Educación, Cultura y Deportes, Gobernaciones, Alcaldías y comunidades escolares y vecinales, empresas privadas y públicas, en materia de conservación y protección del ambiente.

El monto del presupuesto, para el ejercicio fiscal 2005, se sitúa en Bs. 3.051,5 millones, programado en función de alcanzar las siguientes metas: Publicar 53.000 ejemplares de libros y revistas ambientales y coordinar con el Ministerio del Ambiente la realización de 50 cursos en materia ambiental.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**217.000.000**
Transferencias para Financiar Gastos Corrientes	80.000.000
Ministerio del Ambiente y de los Recursos Naturales	80.000.000
Ingresos por Actividades Propias	65.000.000
Venta de Bienes y Servicios	65.000.000
Otros Ingresos Corrientes	72.000.000
Ingresos de la Propiedad	72.000.000
Intereses por Dinero en Depósitos Bancarios	12.000.000
Otros Ingresos	60.000.000
Recursos de Capital	**39.070.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	9.070.000
Disminución de Inventarios	30.000.000
Recursos Financieros	**2.795.442.004**
Activos Financieros	2.795.442.004
Disminución de Caja y Bancos	2.698.322.004
Disminución de Cuentas y Efectos a Cobrar	16.500.000
Disminución de Otros Activos Financieros	80.620.000
TOTAL	**3.051.512.004**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.229.112.004**
Gastos de Consumo	2.229.112.004
Gastos de Personal	900.000.000
Materiales y Suministros	508.812.000
Servicios no Personales	779.480.004
Otros Gastos de Instituciones Descentralizadas	40.820.000
Disminución de Inventarios	30.000.000
Depreciación y Amortización	9.070.000
Descuentos, Bonificaciones, Devoluciones y otros Gastos	1.750.000
Gastos de Capital	**737.700.000**
Activos Reales	737.700.000
Adquisición de Maquinarias, Equipos e Inmuebles	330.600.000
Obras de Infraestructura - Estudios y Proyectos	7.200.000
Activos Intangibles	37.500.000
Otros Activos Reales	362.400.000
Aplicaciones Financieras	**84.700.000**
Pasivos Financieros	84.700.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	84.700.000
Disminución de Cuentas y Efectos a Pagar	14.700.000
Disminución de otros Pasivos no Circulantes	70.000.000
Total	**3.051.512.004**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Editar Agenda Ecológica 2006	Agenda	3.000
Editar Serie de Cuentos Infantiles	Libro	4.000
Editar Revista Educativa Ambiental Maestro	Revista	12.000
Editar Publicaciones y Estudios Ambientales Realizados por las Direcciones de MARN	Libro	10.000
Editar Principales Problemas Ambientales III	Libro	2.000
Realizar Eventos Regionales Hacia el Foro: Jornada Nacional Pro-publicaciones Ambientales	Evento	5
Preparar Talleres de Formación y Capacitación para Municipios, Parroquias y Comunidades	Taller	40
Producir Micros Radiales Ecológicos	Micro	20
Producir Programà Radial	Programa	53
Preparar Foros Públicos y Cines Foros de Temáticas Ambientales	Evento	12
Preparar Exposición y Participar en Feria del Libro	Exposición	8
Preparar Programa de Capacitación para el Personal de Fundambiente	Taller-curso	10
Preparar Material Producto Objetivo Publicitario (P.O.P.)	Bolso-gorra-franela	1.500
Producir y Editar Cuentos, Leyendas o Temáticas Indígenas	Libro	4.000
Producir y Editar Revista Red Planeta Tierra	Revista	18.000
Presentar Libros	Evento	6
Producir Video de Cartilla Ambiental	Micro-video	6
Elaborar Encartados y Hojas Encartadas de Problemáticas Ambientales	Hoja Encartada	4.000
Preparar Exposición Artesanal Plástica del Artista Ambiental	Evento	1
Participar en el Evento Expo-Aichi 2005	Evento	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**15**	**147.187.200**
Directivo	3	69.888.000
Profesional y Técnico	3	24.859.200
Administrativo	9	52.440.000
Personal Contratado	**40**	**384.900.000**
Administrativo	40	384.900.000
TOTAL	**55**	**532.087.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	6	30.600.000
V	471.236 - 521.235		
VI	521.236 - 571.235	1	6.720.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235	4	30.079.200
IX	671.236 - 721.235	2	16.800.000
X	721.236 - 771.235	17	153.000.000
XI	771.236 - 821.235	1	9.600.000
XII	821.236 - 871.235	20	204.000.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	1	11.400.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	3	69.888.000
	TOTAL	**55**	**532.087.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	900.000.000		**900.000.000**
4.02	508.812.000		**508.812.000**
4.03	779.480.004		**779.480.004**
4.04	737.700.000		**737.700.000**
4.06		84.700.000	**84.700.000**
4.08		40.820.000	**40.820.000**
TOTAL	**2.925.992.004**	**125.520.000**	**3.051.512.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Educación Ambiental	2.925.992.004
99	Partidas no Asignables a Programas	125.520.000
	TOTAL	**3.051.512.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	900.000.000
4.02	Materiales y Suministros	508.812.000
4.03	Servicios no Personales	779.480.004
4.04	Activos Reales	737.700.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	84.700.000
4.08	Otros Gastos de Instituciones Descentralizadas	40.820.000
	TOTAL	**3.051.512.004**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**217.000.000**
Transferencias para Financiar Gastos Corrientes	80.000.000
Ministerio del Ambiente y de los Recursos Naturales Recursos Ordinarios	80.000.000
Ingresos por Actividades Propias	65.000.000
Venta de Bienes y Servicios	65.000.000
Otros Ingresos Corrientes	72.000.000
Ingresos de la Propiedad	72.000.000
Intereses por Dinero en Depósitos Bancarios	12.000.000
Otros Ingresos	60.000.000
B. Gastos Corrientes	**2.229.112.004**
Gastos de Consumo	2.229.112.004
Gastos de Personal	900.000.000
Materiales y Suministros	508.812.000
Servicios no Personales	779.480.004
Otros Gastos de Instituciones Descentralizadas	40.820.000
Disminución de Inventarios	30.000.000
Depreciación y Amortización	9.070.000
Descuentos, Bonificaciones, Devoluciones y otros Gastos	1.750.000
C. Resultado Económico : Ahorro / (Desahorro)	**(2.012.112.004)**
II. Cuenta Capital	
A. Recursos de Capital	**(1.973.042.004)**
Desahorro en la Cuenta Corriente	(2.012.112.004)
Disminución de Inventarios	30.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	9.070.000
B. Gastos de Capital	**737.700.000**
Activos Reales	737.700.000
Adquisición de Maquinarias y Demás Equipos	330.600.000
Obras de Infraestructura – Estudios y Proyectos	7.200.000
Activos Intangibles	37.500.000
Otros Activos Reales	362.400.000
C. Resultado Financiero : Superávit / (Déficit)	**(2.710.742.004)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**2.795.442.004**
Activos Financieros	2.795.442.004
Disminución de Caja y Bancos	2.698.322.004
Disminución de Cuentas y Efectos a Cobrar	16.500.000
Disminución de otros Activos Financieros	80.620.000
B. Aplicaciones Financieras	**2.795.442.004**
Pasivos Financieros	84.700.000
Servicio de la Deuda y Disminución de Otros Pasivos	84.700.000
Disminución de Cuentas y Efectos a Pagar	14.700.000
Disminución de Otros Pasivos no Circulantes	70.000.000
Déficit Financiero	2.710.742.004

A0343

Fundación Laboratorio Nacional de Hidráulica

FUNDACIÓN LABORATORIO NACIONAL DE HIDRÁULICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación tiene por objetivo la investigación y el desarrollo en el campo de la ingeniería hidráulica y mecánica de fluidos, la divulgación de nuevos conocimientos en esas materias y la formación de personal especializado.

Para el año 2005, se ha programado un Presupuesto que asciende a Bs. 1.218,9 millones, con el propósito de realizar 3 estudios relacionados con las mediciones hidráulicas de la Bahía de Pozuelos, Lagunas de Unare y Píritu, así como en la Costa Este del Estado Nueva Esparta.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.215.600.000**
Transferencias para Financiar Gastos Corrientes	150.000.000
Del Sector Público	150.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Ingresos por Actividades Propias	1.065.600.000
Venta de Servicios	1.065.600.000
Recursos de Capital	**2.300.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.300.000
Recursos Financieros	**1.039.000**
Activos Financieros	1.039.000
Disminución de Caja y Bancos	1.039.000
TOTAL	**1.218.939.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**770.099.000**
Gastos de Consumo	770.099.000
Gastos de Personal	622.041.000
Materiales y Suministros	37.500.000
Servicios no Personales	108.258.000
Otros Gastos de Instituciones Descentralizadas	2.300.000
Depreciación y Amortización	2.300.000
Gastos de Capital	**62.095.000**
Activos Reales	62.095.000
Repuestos y Reparaciones Mayores	62.095.000
Aplicaciones Financieras	**386.745.000**
Activos Financieros	12.724.000
Incremento de Cuentas y Efectos a Cobrar	12.724.000
Pasivos Financieros	374.021.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	374.021.000
Disminución de Cuentas y Efectos a Pagar	374.021.000
Total	**1.218.939.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Estudio Hidráulico Ambiental de la Bahía de Pozuelos	Estudio	1
Estudios de las Lagunas de Unare y Píritu	Estudio	1
Estudio Costa Este Estado Nueva Esparta Fase I	Estudio	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**33**	**234.325.000**
Directivo	1	16.770.336
Profesional y Técnico	13	143.385.420
Administrativo	7	35.444.244
Obrero	12	38.725.000
Personal Fijo a Tiempo Parcial	**1**	**6.000.000**
Profesional y Técnico	1	6.000.000
Personal Contratado	**21**	**69.100.000**
Profesional y Técnico	10	43.718.988
Obrero	11	25.381.012
TOTAL	**55**	**309.425.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	10	43.718.988
III	371.236 - 421.235		
IV	421.236 - 471.235	7	35.444.244
V	471.236 - 521.235	1	6.000.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	13	143.385.420
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	1	16.770.336
	TOTAL	**32**	**245.318.988**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	23	64.106.012
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**23**	**64.106.012**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	622.041.000		**622.041.000**
4.02	37.500.000		**37.500.000**
4.03	108.258.000		**108.258.000**
4.04	62.095.000		**62.095.000**
4.05		12.724.000	**12.724.000**
4.06		374.021.000	**374.021.000**
4.08		2.300.000	**2.300.000**
TOTAL	**829.894.000**	**389.045.000**	**1.218.939.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Estudios Hidráulicos	829.894.000
99	Partidas no Asignables a Programas	389.045.000
	TOTAL	**1.218.939.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	622.041.000
4.02	Materiales y Suministros	37.500.000
4.03	Servicios no Personales	108.258.000
4.04	Activos Reales	62.095.000
4.05	Activos Financieros	12.724.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	374.021.000
4.08	Otros Gastos de Instituciones Descentralizadas	2.300.000
	TOTAL	**1.218.939.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.215.600.000**
Transferencias para Financiar Gastos Corrientes	150.000.000
Del Sector Público	150.000.000
Ministerio del Ambiente y de los Recursos Naturales	150.000.000
Recursos Ordinarios	150.000.000
Ingresos por Actividades Propias	1.065.600.000
Venta de Servicios	1.065.600.000
Estudios	1.065.600.000
B. Gastos Corrientes	**770.099.000**
Gastos de Consumo	770.099.000
Gastos de Personal	622.041.000
Materiales y Suministros	37.500.000
Servicios no Personales	108.258.000
Otros Gastos de Instituciones Descentralizadas	2.300.000
Depreciación y Amortización	2.300.000
C. Resultado Económico : Ahorro/(Desahorro)	**445.501.000**
II. Cuenta Capital	
A. Recursos de Capital	**447.801.000**
Ahorro en la Cuenta Corriente	445.501.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y otras Reservas.	2.300.000
B. Gastos de Capital	**62.095.000**
Activos Reales	62.095.000
Repuestos y Reparaciones Mayores	62.095.000
C. Resultado Financiero : Superávit / (Déficit)	**385.706.000**
III. Cuenta Financiera	
A. Recursos Financieros	**386.745.000**
Activos Financieros	1.039.000
Disminución de Cajas y Bancos	1.039.000
Superávit Financiero	385.706.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**386.745.000**
Activos Financieros	12.724.000
Incremento de Cuentas y Efectos a Cobrar	12.724.000
Pasivos Financieros	374.021.000
Servicio de la Deuda y Disminución de otros Pasivos	374.021.000
Disminución de Cuentas y Efectos a Pagar	374.021.000

A0354
Fundación Nacional de Parques Zoológicos y Acuarios

FUNDACIÓN NACIONAL DE PARQUES ZOOLÓGICOS Y ACUARIOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Los objetivos de la Fundación consisten en prestar asesoría técnica para el manejo de los parques zoológicos y acuarios, existentes o por crearse, realizar estudios sobre los distintos parques zoológicos, establecer los procedimientos de naturaleza técnica que se requieran para la creación, manejo y cualquier otro aspecto, relacionado con la administración de los parques, con la finalidad de garantizar el cumplimiento de los patrones adoptados mundialmente, por instituciones con fines similares.

En tal sentido, las principales metas programadas son las siguientes:

- Realizar 17 asesorías técnicas en la materia de su competencia.
- Dictar un taller sobre capacitación y entrenamiento, relacionado con la administración y manejo de parques zoológicos.
- Realizar 12 informes de evaluación del Parque Sur de Maracaibo, Estado Zulia.
- Editar 2 boletines de educación, información y divulgación del manejo adecuado y conservación del medio ambiente.
- Realizar 17 Registros de Información de Fauna Silvestre Cautiva.

El Presupuesto de Gastos, para el ejercicio fiscal 2005, se estima en Bs. 120,5 millones, de los cuales Bs. 112,3 millones estarán orientados a los gastos de funcionamiento y Bs. 8,2 millones a cumplir compromisos ya adquiridos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**112.500.000**
Transferencias para Financiar Gastos Corrientes	50.000.000
Del Sector Público	50.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Ingresos por Actividades Propias	62.500.000
Venta de Servicios	62.500.000
Recursos de Capital	**353.200**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	353.200
Recursos Financieros	**7.612.855**
Activos Financieros	7.612.855
Disminución de Caja y Bancos	112.855
Disminución de Otros Activos Circulantes	7.500.000
TOTAL	**120.466.055**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**112.284.420**
Gastos de Consumo	112.284.420
Gastos de Personal	54.743.320
Materiales y Suministros	13.782.600
Servicios no Personales	43.405.300
Otros Gastos de Instituciones Descentralizadas	353.200
Depreciación y Amortización	353.200
Aplicaciones Financieras	**8.181.635**
Pasivos Financieros	8.181.635
Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.181.635
Disminución de Cuentas y Efectos a Pagar	8.181.635
Total	**120.466.055**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Asistencia Técnica y Veterinaria, Seguimiento y Control para el Desarrollo y Buen Funcionamiento de los Parques Zoológicos y Acuarios Nacionales, Existentes o por Crearse.	Asesoría	17
Evaluación del Parque Sur de Maracaibo, Estado Zulia	Informe	12
Capacitación y Entrenamiento	Taller	1
Divulgación e Información	Boletín	2
Registro de Información de Fauna Silvestre Cautiva	Registro ISIS	17

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2**	**19.200.000**
Directivo	1	13.200.000
Administrativo	1	6.000.000
Personal Fijo a Tiempo Parcial	**3**	**10.320.000**
Profesional y Técnico	2	8.400.000
Administrativo	1	1.920.000
TOTAL	**5**	**29.520.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	1.920.000
II	321.236 - 371.235	2	8.400.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	6.000.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	1	13.200.000
	TOTAL	**5**	**29.520.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	54.743.320		**54.743.320**
4.02	13.782.600		**13.782.600**
4.03	43.405.300		**43.405.300**
4.06		8.181.635	**8.181.635**
4.08		353.200	**353.200**
TOTAL	**111.931.220**	**8.534.835**	**120.466.055**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Manejo de Parques Zoológicos y Acuarios	111.931.220
99	Partidas no Asignables a Programas	8.534.835
	TOTAL	**120.466.055**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	54.743.320
4.02	Materiales y Suministros	13.782.600
4.03	Servicios no Personales	43.405.300
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.181.635
4.08	Otros Gastos de Instituciones Descentralizadas	353.200
	TOTAL	**120.466.055**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**112.500.000**
Transferencias para Financiar Gastos Corrientes	50.000.000
Del Sector Público	50.000.000
Ministerio del Ambiente y de los Recursos Naturales	50.000.000
Recursos Ordinarios	50.000.000
Ingresos por Actividades Propias	62.500.000
Venta de Servicios	62.500.000
Asesorías	62.500.000
B. Gastos Corrientes	**112.284.420**
Gastos de Consumo	112.284.420
Gastos de Personal	54.743.320
Materiales y Suministros	13.782.600
Servicios no Personales	43.405.300
Otros Gastos de Instituciones Descentralizadas	353.200
Depreciación y Amortización	353.200
C. Resultado Económico : Ahorro/(Desahorro)	**215.580**
II. Cuenta Capital	
A. Recursos de Capital	**568.780**
Ahorro en la Cuenta Corriente	215.580
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	353.200
C. Resultado Financiero : Superávit / (Déficit)	**568.780**
III. Cuenta Financiera	
A. Recursos Financieros	**8.181.635**
Activos Financieros	7.612.855
Disminución de Cajas y Bancos	112.855
Disminución de Otros Activos Circulantes	7.500.000
Superávit Financiero	568.780
B. Aplicaciones Financieras	**8.181.635**
Pasivos Financieros	8.181.635
Servicio de la Deuda y Disminución de Otros Pasivos	8.181.635
Disminución de Cuentas y Efectos a Pagar	8.181.635

A0406
Fundación Laboratorio Nacional de Productos Forestales

FUNDACIÓN LABORATORIO NACIONAL DE PRODUCTOS FORESTALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La organización tiene como objetivo principal el estudio e investigación de las propiedades y aplicaciones industriales de los productos forestales, contribuyendo con los sectores industrial y forestal venezolano, el Centro Académico de la Facultad de Ciencias Forestales y Ambientales de la Universidad de los Andes, en el pre y postgrado, y con el área de Ciencia y Tecnología de la Madera.

En este sentido, el presupuesto para el año 2005, por la cantidad de Bs. 22,2 millones estará dirigido fundamentalmente a la inversión en la adquisición de madera y otros bienes, para continuar los estudios sobre sus propiedades y aplicaciones industriales, en sintonía con las exigencias tecnológicas de las ciencias forestales y ambientales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**20.000.000**
Transferencias para Financiar Gastos Corrientes	20.000.000
Del Sector Público	20.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos de Capital	**2.250.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y otras Reservas	2.250.000
TOTAL	**22.250.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**16.800.000**
Gastos de Consumo	16.800.000
Gastos de Personal	7.613.000
Materiales y Suministros	3.417.000
Servicios no Personales	3.520.000
Otros Gastos de Instituciones Descentralizadas	2.250.000
Depreciación y Amortización	2.250.000
Gastos de Capital	**2.200.000**
Activos Reales	2.200.000
Adquisición de Maquinarias y Equipos	2.200.000
Aplicaciones Financieras	**3.250.000**
Activos Financieros	3.250.000
Incremento de Caja y Bancos	3.250.000
Total	**22.250.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Apoyar la Docencia de Pre y Postgrado en la Mención de Tecnología de la Madera	Asignatura	20
Investigar Tecnológicamente para Solucionar lo Relacionado con Areas Forestales	Investigación	15
Asesorar al sector Industrial, Entes Públicos y Privados	Asesoría	30
Prestar Servicios a la Industria Forestal	Servicio	40
Transformar Materia Prima en Productos Forestales con Valor Agregado	Producto	320

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**3**	**7.613.000**
Profesional y Técnico	1	2.266.000
Obrero	2	5.347.000
TOTAL	**3**	**7.613.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	2.266.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1**	**2.266.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	5.347.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2**	**5.347.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	7.613.000		7.613.000
4.02	3.417.000		3.417.000
4.03	3.520.000		3.520.000
4.04	2.200.000		2.200.000
4.05	3.250.000		3.250.000
4.08		2.250.000	2.250.000
TOTAL	**20.000.000**	**2.250.000**	**22.250.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Investigación Forestal	20.000.000
99	Partidas no Asignables a Programas	2.250.000
	TOTAL	**22.250.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	7.613.000
4.02	Materiales y Suministros	3.417.000
4.03	Servicios no Personales	3.520.000
4.04	Activos Reales	2.200.000
4.05	Activos Financieros	3.250.000
4.08	Otros Gastos de Instituciones Descentralizadas	2.250.000
	TOTAL	**22.250.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**20.000.000**
Transferencias para Financiar Gastos Corrientes	20.000.000
Del Sector Público	20.000.000
Ministerio del Ambiente y de los Recursos Naturales	20.000.000
Recursos Ordinarios	
B. Gastos Corrientes	**16.800.000**
Gastos de Consumo	16.800.000
Gastos de Personal	7.613.000
Materiales y Suministros	3.417.000
Servicios no Personales	3.520.000
Otros Gastos de Instituciones Descentralizadas	2.250.000
Depreciación y Amortización	2.250.000
C. Resultado Económico : Ahorro/(Desahorro)	**3.200.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**5.450.000**
Ahorro en la Cuenta Corriente	3.200.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	2.250.000
B. Gastos de Capital	**2.200.000**
Activos Reales	2.200.000
Adquisición de Maquinarias y Equipos	2.200.000
C. Resultado Financiero : Superávit / (Déficit)	**3.250.000**
III. Cuenta Financiera	
A. Recursos Financieros	**3.250.000**
Superávit Financiero	3.250.000
B. Aplicaciones Financieras	**3.250.000**
Activos Financieros	3.250.000
Incremento de Caja y Bancos	3.250.000

A0909

Instituto Geográfico de Venezuela "Simón Bolívar"

INSTITUTO GEOGRÁFICO DE VENEZUELA "SIMÓN BOLÍVAR"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La gestión del Instituto Geográfico de Venezuela Simón Bolívar (IGVSB) puede resumirse en una intensa y continua actividad, enmarcada en las políticas y planes de desarrollo del Gobierno Nacional, en correspondencia con las atribuciones conferidas a este organismo en la Ley de Geografía, Cartografía y Catastro Nacional.

En este sentido, sus competencias están orientadas por la política estratégica territorial para la desconcentración y descentralización de las actividades socioeconómicas del país, y en el marco de la gestión ambiental y desarrollo sustentable de la nación.

El Organismo tiene previsto continuar la ejecución de planes vitales para el desarrollo del país, dando respuesta a las necesidades de información de los entes públicos; de esta manera, se contempla ejecutar el Proyecto "Desarrollo del Sistema de Información Geográfica para la Gestión Territorial del Sector Gubernamental", que permitirá satisfacer las necesidades de información geográfica que requieren los organismos del Estado para acometer los grandes programas nacionales, utilizando como insumo información sistematizada, veraz y certificada. Este proyecto persigue lograr la conectividad entre el Ministerio de Planificación y Desarrollo y el IGVSB, para facilitar el acceso a la información territorial que se vaya generando, a los fines de ponerla a disposición de los entes que así lo requieran.

En consideración al grado de compromiso y la relevancia que adquiere la actividad geográfica, cartográfica y catastral en el país, en función de los nuevos postulados constitucionales, surge la necesidad de integrar y consolidar esas funciones, para dirigirlas al desarrollo de proyectos permanentes de alto interés para el Estado.

Con el propósito de continuar el cumplimiento de su misión, se ha formulado un Presupuesto de Ingresos y Gastos que asciende a la cantidad de Bs. 10.790,1 millones, de acuerdo con la siguiente distribución:

- Gastos de Funcionamiento Bs. 8.729,8 millones (80,9%).
- Inversión Real Bs. 1.072,3 millones (9,9%).
- Aplicaciones Financieras Bs. 988,0 millones (9,2%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**6.300.000.000**
Transferencias para Financiar Gastos Corrientes	3.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	3.000.000.000
Ingresos por Actividades Propias	2.500.000.000
Venta de Bienes y Servicios	2.500.000.000
Otros Ingresos Corrientes	800.000.000
Ingresos de la Propiedad	800.000.000
Recursos de Capital	**1.897.310.050**
Transferencias para Financiar Gastos de Capital	1.072.310.050
Ministerio del Ambiente y de los Recursos Naturales	
Desarrollo del Sistema de Información Geográfica para la Gestión Territorial del Sector Gubernamental	1.072.310.050
Incremento de la Depreciación y Amortización Acumulada, Previsiones y otras Reservas	825.000.000
Recursos Financieros	**2.592.761.286**
Activos Financieros	2.592.761.286
Disminución de Caja y Bancos	2.542.761.286
Disminución de Cuentas y Efectos a Cobrar	50.000.000
TOTAL	**10.790.071.336**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**8.729.761.286**
Gastos de Consumo	8.613.761.033
Gastos de Personal	6.156.503.813
Materiales y Suministros	400.000.000
Servicios no Personales	1.232.257.220
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	825.000.000
Otros Gastos Corrientes	116.000.253
Transferencias (Pensiones y Jubilaciones)	116.000.253
Gastos de Capital	**1.072.310.050**
Activos Reales	1.072.310.050
Estudios y Proyectos para Inversión en Activo Fijo	1.072.310.050
Aplicaciones Financieras	**988.000.000**
Pasivos Financieros	988.000.000
Disminución de Cuentas y Efectos a Pagar	638.000.000
Disminución de Otros Pasivos Circulantes	350.000.000
Total	**10.790.071.336**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Elaborar y Actualizar la Cartografía a Nivel Nacional a Diferentes Escalas	Km^2	82
Elaborar Fotografías Aéreas Analógica y Digital	Km^2	5.330
Establecer, Densificar y Mantener la Red Geodésica Nacional Incluyendo el Sistema de Altura	Km.	5.000
Fortalecimiento Tecnológico (Equipamiento de la Aeronave)	Equipo	1
Elaborar y Actualizar la Cartografía Básica a Nivel Nacional, Regional, Estadal y Municipal	Mapa	82
Elaborar y Actualizar la Serie de Ortofotomapas de Venezuela	Ortofotomapa	100
Levantamiento Aerofotográfico	Foto	50.800
Levantamiento de la Red Geodésica Nacional	Vértice	244
Generar Información Geoespacial a Diferentes Escalas	Documento	77
Codificación Toponímica, Revisión Técnica de Decretos, Verificación de Nombres Geográficos y Actualización de Base de Datos	Mapa	205
Plan Nacional de Delimitación del Hábitat y Tierras de Pueblos Indígenas	Documento	6
Fortalecimiento de la Gestión Catastral	Asistencia Técnica	50
Promoción y Divulgación del Catastro Nacional	Evento	16

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**265**	**3.417.500.000**
Directivo	17	649.000.000
Profesional y Técnico	167	2.325.600.000
Administrativo	36	194.100.000
Obrero	45	248.800.000
Personal Contratado	**17**	**170.500.000**
Profesional y Técnico	12	148.700.000
Obrero	5	21.800.000
TOTAL	**282**	**3.588.000.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	7	35.364.000
IV	421.236 - 471.235	21	118.692.000
V	471.236 - 521.235	10	62.487.232
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	19	175.799.392
XI	771.236 - 821.235	14	137.927.984
XII	821.236 - 871.235	2	20.904.000
XIII	871.236 - 921.235	36	397.871.948
XIV	921.236 - 971.235	25	291.310.520
XV	971.236 - 1.021.235	13	159.276.000
XVI	1.021.236 - 1.071.235	66	848.232.000
XVII	1.071.236 - MAS	19	1.069.534.924
	TOTAL	**232**	**3.317.400.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	50	270.600.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**50**	**270.600.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**11**	**66.822.252**
Jubilado	10	60.822.252
Pensionado	1	6.000.000
Obrero	**2**	**9.123.840**
Jubilado	2	9.123.840
TOTAL	**13**	**75.946.092**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03
4.01	1.132.296.828	1.225.895.478	529.957.917
4.02	75.000.000	75.000.000	75.000.000
4.03	158.257.220	158.000.000	158.000.000
4.04		1.072.310.050	
4.06			
4.07			
4.08			
TOTAL	**1.365.554.048**	**2.531.205.528**	**762.957.917**

PROGRAMAS POR PARTIDAS (Continuación)

Código	04	99	TOTAL
4.01	3.268.353.590		**6.156.503.813**
4.02	175.000.000		**400.000.000**
4.03	758.000.000		**1.232.257.220**
4.04			**1.072.310.050**
4.06		988.000.000	**988.000.000**
4.07	116.000.253		**116.000.253**
4.08		825.000.000	**825.000.000**
TOTAL	**4.317.353.843**	**1.813.000.000**	**10.790.071.336**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Generación de Información Cartográfica	1.365.554.048
02	Desarrollo del Sistema de Información Geográfica	2.531.205.528
03	Formación y Conservación del Catastro Nacional	762.957.917
04	Funciones de Apoyo	4.317.353.843
99	Partidas no Asignables a Programas	1.813.000.000
	TOTAL	**10.790.071.336**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.156.503.813
4.02	Materiales y Suministros	400.000.000
4.03	Servicios no Personales	1.232.257.220
4.04	Activos Reales	1.072.310.050
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	988.000.000
4.07	Transferencias	116.000.253
4.08	Otros Gastos de Instituciones Descentralizadas	825.000.000
	TOTAL	**10.790.071.336**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.300.000.000**
Transferencias para Financiar Gastos Corrientes	3.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	3.000.000.000
Ingresos por Actividades Propias	2.500.000.000
Venta de Bienes y Servicios	2.500.000.000
Otros Ingresos Corrientes	800.000.000
Ingresos de la Propiedad	800.000.000
B. Gastos Corrientes	**8.729.761.286**
Gastos de Consumo	8.613.761.033
Gastos de Personal	6.156.503.813
Materiales y Suministros	400.000.000
Servicios no Personales	1.232.257.220
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	825.000.000
Otros Gastos Corrientes	116.000.253
Transferencias (Pensiones y Jubilaciones)	116.000.253
C. Resultado Económico : Ahorro/(Desahorro)	**(2.429.761.286)**
II. Cuenta Capital	
A. Recursos de Capital	**(532.451.236)**
Desahorro en la Cuenta Corriente	(2.429.761.286)
Transferencias para Financiar Gastos de Capital	1.072.310.050
Ministerio del Ambiente y de los Recursos Naturales	
Desarrollo del Sistema de Información Geográfica para la Gestión Territorial del Sector Gubernamental (Programas y Proyectos)	1.072.310.050
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	825.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**1.072.310.050**
Activos Reales	1.072.310.050
Estudios y Proyectos para Inversión en Activo Fijo	1.072.310.050
C. Resultado Financiero : Superávit/(Déficit)	**(1.604.761.286)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.592.761.286**
Activos Financieros	2.592.761.286
Disminución de Caja y Bancos	2.542.761.286
Disminución de Cuentas y Efectos a Cobrar	50.000.000
B. Aplicaciones Financieras	**2.592.761.286**
Pasivos Financieros	988.000.000
Disminución de Cuentas y Efectos a Pagar	638.000.000
Disminución de otros Pasivos Circulantes	350.000.000
Déficit Financiero	1.604.761.286

25
Procuraduría General de la República

A0403
Fundación Procuraduría

FUNDACIÓN PROCURADURÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

FUNDAPROCURADURIA es una Fundación adscrita a la Procuraduría General de la República, cuyo objetivo consiste en la elaboración de estudios jurídicos especiales que le sean encomendados por entes públicos o privados; realizar trabajos de investigación en el área jurídica en coordinación con otros entes públicos o privados; capacitar y desarrollar, en el área de la Ciencia Jurídica, a los abogados que presten servicio en la Administración Pública Nacional y a aquellos que deseen ampliar su formación mediante la organización de cursos, talleres, foros, seminarios, simposios y congresos que contribuyan a su perfil integral y cualquier otra actividad relacionada con el desarrollo de las ciencias jurídicas.

Entre los aspectos mas relevantes de la Política Presupuestaria de FUNDA-PROCURADURIA, destaca que las remuneraciones y las incidencias presupuestarias generadas por el personal que labora en la Fundación son cubiertas con recursos de la Procuraduría General de la República, ya que desde el año 1997 dicho personal se encuentra en comisión de servicios y pertenecen a la nómina de la Procuraduría General de la República.

POLITICA DE FINANCIAMIENTO:

La autonomía de gestión financiera y presupuestaria de FUNDA-PROCURADURIA, estará bajo el control jerárquico de la Procuraduría General de la República, la cual comprende la realización de eventos docentes y ventas de publicaciones propias y su presupuesto de ingresos estará constituido por un aporte de Bs. 500,0 millones, Bs. 60,0 millones de ingresos por actividades propias y recursos por depreciación por Bs. 11,7 millones, para un total de Bs. 571,7 millones.

POLITICA DE GASTOS:

Los gastos corrientes totalizan Bs. 411,7 millones siendo los conceptos más significativos los correspondientes a materiales y suministros Bs. 150,0 millones, necesarios para la compra de papelería y materiales necesarios para el apoyo a los diferentes cursos y talleres que se dictan, servicios no personales Bs. 250,0 millones, imputándose por esta partida los servicios de imprenta y reproducción, a través de los cuales se obtienen las publicaciones y el material didáctico que se reproduce para las jornadas de actualización jurídica; otros gastos Bs. 11,7 millones, por concepto de gastos de capital Bs. 100,0 millones y los activos financieros (incremento de caja y bancos) Bs. 60,0 millones.

POLITICA DE COBERTURA DE LOS SERVICIOS:

Los objetivos que persigue la Fundación para este Ejercicio Presupuestario, se plasman en la consecución de las siguientes metas: editar 3 revistas "Procuraduría General de la República"; realizar 25 jornadas de actualización jurídica, realizar quince 15 conferencias en materia legal, venta de 250 publicaciones en el área jurídica y convenio de instauración de dos (2) post-grados en el área jurídica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 20(
Ingresos Corrientes	**560.00(**
Transferencias Para Financiar Gastos Corrientes	500.00(
Del Sector Público	500.00(
Ingresos por Actividades Propias	60.00(
Venta de Bienes y Servicios	60.00(
Recursos de Capital	**11.66:**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	11.66:
TOTAL	**571.66**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto
Gastos Corrientes	**411.**
Gastos de Consumo	411.
Materiales y Suministros	150.
Servicios no Personales	250.
Otros Gastos de Instituciones Descentralizadas	11.
Depreciación y Amortización	11.
Gastos de Capital	**100.**
Activos Reales	100.
Adquisición de Maquinarias y Demás Equipos	55.
Otros Activos Reales	45.
Aplicaciones Financieras	**60.**
Activos Financieros	60.
Incremento de Caja y Bancos	60.
Total	**571.**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantida 2005
Jornadas de Actualización Jurídica	Jornada	
Conferencia en Materia Legal	Conferencia	
Venta de Publicaciones	Libro	
Edición de la Revista Procuraduría General de la República	Publicación	
Instauración de Post-grado en el Área Jurídica	Post-grado	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 20
01	Fundación Procuraduría	571.66
	TOTAL	**571.66**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 20
4.02	Materiales y Suministros	150.00
4.03	Servicios no Personales	250.00
4.04	Activos Reales	100.00
4.05	Activos Financieros	60.00
4.08	Otros Gastos de Instituciones Descentralizados	11.66
	TOTAL	**571.66**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2
I. Cuenta Corriente	
A. Ingresos Corrientes	**560.**
Transferencias Para Financiar Gastos Corrientes	500.
Del Sector Público	500.
De la Administración Central	500.
Recursos Ordinarios	100.
Otras Fuentes de Financiamiento	400.
Ingresos por Actividades Propias	60.
Venta de Bienes y Servicios	60.
Venta de Publicaciones	60.
B. Gastos Corrientes	**411.**
Gastos de Consumo	411.
Materiales y Suministros	150.
Servicios no Personales	250.
Otros Gastos de Instituciones Descentralizadas	11.
Depreciación y Amortización	11.
C. Resultado Económico : Ahorro/(Desahorro)	**148.**
II. Cuenta Capital	
A. Recursos de Capital	**160.**
Ahorro en la Cuenta Corriente	148.
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	11.
B. Gastos de Capital	**100.**
Activos Reales	100.
Adquisición de Maquinarias y Demás Equipos	55.
Otros Activos Reales	45.
C. Resultado Financiero : Superávit/(Déficit)	**60.**
III. Cuenta Financiera	
A. Recursos Financieros	**60.**
Superávit Financiero	60.
B. Aplicaciones Financieras	**60.**
Activos Financieros	60.
Incremento de Caja y Bancos	60.

26

Ministerio del Interior y Justicia

A0003
Instituto Autónomo Caja de Trabajo
Penitenciario

INSTITUTO AUTÓNOMO CAJA DE TRABAJO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Caja de Trabajo Penitenciario tiene como objetivo fundamental la rehabilitación de mediante el programa de labor-terapia, ejecutado en la mayoría de los establecimientos penitenciarios Este objetivo se lleva a cabo mediante la ocupación laboral de los reclusos en los diversos programa organización y proyectos del trabajo agropecuario, industrial, artesanal y comercial.

La Institución estima ingresos corrientes por Bs. 5.641,5 millones, los cuales incluyen Bs. 3.076,1 mi aporte del Ejecutivo Nacional, por actividades propias Bs. 2.498,8 millones y otros ingresos Bs. 66,6 millon

Asimismo, se proyecta un aporte de capital por Bs. 3.000,0 millones, provenientes del Ejecutivo Nacio a través del Ministerio del Interior y Justicia y Bs. 160,6 millones de recursos propios de capital.

El Gasto presupuestado se compone en Corrientes Bs. 4.898,2 millones, de Capital Bs. 3.068,0 m Aplicaciones Financieras por Bs. 835,9 millones.

Los recursos proyectados estarán orientados a cumplir con su objetivo principal, en tal sentido, d esfuerzo a la rehabilitación integral del recluso, para ello estima llevar a cabo las siguientes actividades: i 2.000 reclusos en puestos de trabajos a través de proyectos de autogestión y convenios en las áreas agro industrial y de expendedurías, producir 144.000 kilogramos de pan y 100.000 bloques, confeccion uniformes, obtener 24.454 kilogramos de ganado porcino, 4.800 kilogramos de ganado caprino y sem hectáreas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto
Ingresos Corrientes	**5.641.**
Transferencias Para Financiar Gastos Corrientes	3.076.
Del Sector Público	3.076.
Ingresos por Actividades Propias	2.498.
Venta de Bienes y Servicios	2.498.
Otros Ingresos Corrientes	66.
Ingresos de la Propiedad	66.
Recursos de Capital	**3.160.**
Transferencias Para Financiar Gastos de Capital	3.000.
Del Sector Público	3.000.
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	160.
TOTAL	**8.802.**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2(
Gastos Corrientes	**4.898.23**
Gastos de Consumo	4.353.20
Gastos de Personal	2.576.92
Materiales y Suministros	1.116.00
Servicios no Personales	505.99
Variación de Inventarios	(6.334
Otros Gastos de Instituciones Descentralizadas	160.62
Depreciación y Amortización	160.62
Otros Gastos Corrientes	545.02
Transferencias	545.02
Transferencias Corrientes al Sector Privado	545.02
Gastos de Capital	**3.068.03**
Activos Reales	3.055.70(
Repuestos y Reparaciones Mayores	396.00(
Adquisición de Maquinarias y Demás Equipos	2.637.92
Otros Activos Reales	21.771
Activos Intangibles	6.00(
Incremento de Inventarios	6.334
Aplicaciones Financieras	**835.833**
Activos Financieros	646.833
Incremento de Caja y Bancos	646.833
Pasivos Financieros	189.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	189.000
Total	**8.802.098**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cant 20
Integrar al Recluso en Puestos de Trabajo en las Áreas Agropecuaria, Industrial y Artesanal	Recluso Rehabilitado	
Producir pan	Kg.	
Textil	Uniforme	
Fabricación de Bloques	Bloque	
Cría y Venta de Ganado Porcino	Kg.	
Cría y Venta de Ganado Caprino	Kg.	
Área Sembrada	Hectárea	

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuest
Personal Fijo a Tiempo Completo	**115**	**976.**
Directivo	10	157.
Profesional y Técnico	57	537.
Administrativo	27	138.
Obrero	21	143.
Personal Contratado	**13**	**73.**
Profesional y Técnico	4	33.
Administrativo	6	29.
Obrero	3	10.
TOTAL	**128**	**1.049.**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 200
I	HASTA - 321.235	1	3.558
II	321.236 - 371.235	3	12.945
III	371.236 - 421.235	19	104.109
IV	421.236 - 471.235	5	27.203
V	471.236 - 521.235	2	11.621
VI	521.236 - 571.235	19	118.889
VII	571.236 - 621.235	4	43.096
VIII	621.236 - 671.235	6	45.137
IX	671.236 - 721.235	8	50.578
X	721.236 - 771.235	5	45.998
XI	771.236 - 821.235		
XII	821.236 - 871.235	3	29.525
XIII	871.236 - 921.235	5	54.089
XIV	921.236 - 971.235	5	56.019
XV	971.236 - 1.021.235	2	23.485
XVI	1.021.236 - 1.071.235	3	38.524
XVII	1.071.236 - MAS	14	230.947
	TOTAL	**104**	**895.730**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 20
I	HASTA - 321.235	2	7.116
II	321.236 - 371.235	1	4.320
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	11	67.989
VI	521.236 - 571.235	2	12.719
VII	571.236 - 621.235	4	27.670
VIII	621.236 - 671.235	1	7.72
IX	671.236 - 721.235	2	16.788
X	721.236 - 771.235	1	9.59
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**24**	**153.92**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto
Empleado	**27**	**168.**
Jubilado	22	137.
Pensionado	5	30.
Obrero	**7**	**44.**
Jubilado	7	44.
TOTAL	**34**	**213.**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	1.401.279.344	1.175.642.242		**2.576.**
4.02	116.000.000	1.000.000.000		**1.116.**
4.03	274.500.000	231.495.460		**505.**
4.04	61.700.000	3.000.000.000		**3.061.**
4.05			646.833.159	**646.**
4.06			189.000.000	**189.**
4.07			545.026.008	**545.**
4.08			160.622.500	**160.**
TOTAL	**1.853.479.344**	**5.407.137.702**	**1.541.481.667**	**8.802.**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 20(
01	Dirección y Coordinación Superior	1.853.479
02	Producción y Ventas	5.407.137
99	Partidas no Asignables a Programas	1.541.481
	TOTAL	**8.802.098**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 20(
4.01	Gastos de Personal	2.576.92'
4.02	Materiales y Suministros	1.116.00(
4.03	Servicios no Personales	505.995
4.04	Activos Reales	3.061.70(
4.05	Activos Financieros	646.833
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	189.00(
4.07	Transferencias	545.028
4.08	Otros Gastos de Instituciones Descentralizadas	160.622
	TOTAL	**8.802.09!**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.641.**
Transferencias Para Financiar Gastos Corrientes	3.076.
Del Sector Público	3.076.
De la Administración Central	3.076.
Recursos Ordinarios	3.076.
Ingresos por Actividades Propias	2.498.
Venta de Bienes y Servicios	2.498.
Agrícola y Pecuaria	1.725.
Industrial y Artesanal	773.
Otros Ingresos Corrientes	66.
Ingresos de la Propiedad	66.
Otros Ingresos de la Propiedad	66.
Arrendamiento	66.
B. Gastos Corrientes	**4.898.**
Gastos de Consumo	4.353.
Gastos de Personal	2.576.
Materiales y Suministros	1.116.
Servicios no Personales	505.
Variación de Inventarios	(6.3
Otros Gastos de Instituciones Descentralizadas	160.
Depreciación y Amortización	160.
Otros Gastos Corrientes	545.
Transferencias	545.
Transferencias Corrientes al Sector Privado	545.
C. Resultado Económico : Ahorro/(Desahorro)	**743.**
II. Cuenta Capital	
A. Recursos de Capital	**3.903.**
Ahorro en la Cuenta Corriente	743.
Transferencias Para Financiar Gastos de Capital	3.000.
Del Sector Público	3.000.
Recursos Ordinarios	3.000.
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	160.
B. Gastos de Capital	**3.068.**
Activos Reales	3.055.
Repuestos y Reparaciones Mayores	396.
Adquisición de Maquinarias y Demás Equipos	2.637.
Otros Activos Reales	21.
Activos Intangibles	6.
Incrementos de Inventarios	6.
C. Resultado Financiero : Superávit / (Déficit)	**835.**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**835.833**
Superávit Financiero	835.833
B. Aplicaciones Financieras	**835.833**
Activos Financieros	646.833
Incremento de Caja y Bancos	646.833
Pasivos Financieros	189.000
Servicio de la Deuda y Disminución de Otros Pasivos	**189.000**

A0054

Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

INSTITUTO AUTÓNOMO DE PREVISIÓN SOCIAL DEL CUERPO INVESTIGACIONES CIENTÍFICAS, PENALES Y CRIMINALÍSTICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Per Criminalísticas, siguiendo su objetivo de creación, dará continuidad a la administración del Fondo de Jubilac Pensiones, además de promover todos los servicios y sistemas que permitan el beneficio económico y s sus afiliados y de los familiares inmediatos.

El Presupuesto de ingresos alcanza a la cantidad de Bs. 31.983,5 millones, el cual está constituido aporte del Ejecutivo Nacional a través del Ministerio del Interior y Justicia de Bs. 25.000,0 millones; manera se estiman Bs. 6.803,6 millones de aportes y contribuciones, Bs. 140,0 millones de recursos p financieros por Bs. 39,9 millones.

El gasto presupuestado se compone en corrientes por Bs. 26.816,0 millones, de capital Bs. 116,8 mi aplicaciones financieras por Bs. 5.050,7 millones.

El presupuesto de gastos incluye recursos para cancelar las jubilaciones y pensiones, homologánd montos a la nueva escala salarial aprobada para el C.I.C.P.C.; también se incluyó el incremento del sueld 15%, aprobado para los funcionarios.

IPSOPOL prevé cancelar pensiones a un total de 2.386 jubilados y pensionados, además de servicios médicos y odontológicos al personal activo, jubilado, pensionado y familiares inmediatos del Cu Investigaciones Científicas, Penales y Criminalísticas.

Asimismo, el Instituto otorgará bonificaciones por lentes y botas ortopédicas a los afiliados que lo ne gestionará todo lo relacionado con la contratación del seguro de hospitalización, cirugía y maternidad, ex de carta aval, reclamaciones al seguro y pago de las indemnizaciones.

Por otra parte, estima conceder préstamos a mediano y largo plazo a los funcionarios, para cubrir los gastos de hospitalización, cirugía y maternidad, no cubiertas por el seguro.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 20[illegible]
Ingresos Corrientes	**31.803.626**
Transferencias Para Financiar Gastos Corrientes	25.000.00[illegible]
Del Sector Público	25.000.00[illegible]
Otros Ingresos Corrientes	6.803.626
Ingresos por Aportes y Contribuciones	6.397.27[illegible]
Ingresos de la Propiedad	375.901
Otros Ingresos Diversos	30.45[illegible]
Recursos de Capital	**139.94[illegible]**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	139.94[illegible]
Recursos Financieros	**39.90[illegible]**
Activos Financieros	39.90[illegible]
Disminución de Activos no Circulantes	39.90[illegible]
TOTAL	**31.983.47[illegible]**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto
Gastos Corrientes	**26.816.**
Gastos de Consumo	1.816.
Gastos de Personal	598.
Materiales y Suministros	443.
Servicios no Personales	583.
Otros Gastos de Instituciones Descentralizadas	190.
Depreciación y Amortización	139.
Descuentos, Bonificaciones y Devoluciones	50.
Otros Gastos Corrientes	25.000.
Transferencias	25.000.
Transferencias Corrientes al Sector Privado	25.000.
Gastos de Capital	**116.**
Activos Reales	116.
Adquisición de Maquinarias y Demás Equipos	93.
Otros Activos Reales	23.
Aplicaciones Financieras	**5.050.**
Activos Financieros	4.862.
Incremento de Caja y Bancos	215.
Incremento de Inversiones y Efectos a Cobrar	110.
Incremento de Otros Activos Circulantes	4.536.
Pasivos Financieros	188.
Servicio de la Deuda Pública y Disminución de Otros Pasivos	188.
Disminución de Cuentas y Efectos a Pagar	188
Total	**31.983**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Jubilaciones	Jubilación	1
Pensiones	Pensión	
Consultas de Medicina General	Consulta	12
Consultas Pediátricas	Consulta	5
Consultas Odontológicas	Consulta	9
Exámenes de Laboratorios	Examen	14
Exámenes Radiológicos	Examen	1
Especialidades	Consulta	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2
Personal Fijo a Tiempo Completo	**40**	**464.98**
Directivo	5	104.19
Profesional y Técnico	25	261.66
Administrativo	10	99.13
Personal Contratado	**20**	**133.30**
Profesional y Técnico	11	95.22
Administrativo	9	38.08
TOTAL	**60**	**598.29**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2
I	HASTA - 321.235	5	22.1
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	12	84.2
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.9
X	721.236 - 771.235		
XI	771.236 - 821.235	34	347.9
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	8	134.9
XVII	1.071.236 - MAS		
	TOTAL	**60**	**598.**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto
Empleado	**2.386**	**25.000.**
Jubilado	1.799	18.849.
Pensionado	587	6.150.
TOTAL	**2.386**	**25.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	598.292.224		**598.292.**
4.02	443.270.340		**443.270.**
4.03	583.803.540		**583.803**
4.04	116.779.389		**116.779**
4.05		4.862.307.299	**4.862.307**
4.06		188.345.640	**188.345**
4.07	25.000.000.000		**25.000.000**
4.08		190.676.628	**190.676**
TOTAL	**26.742.145.493**	**5.241.329.567**	**31.983.475**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 20(
01	Atención Funcionarios Pensionados y Jubilados del C.I.C.P.C.	26.742.145
99	Partidas no Asignables a Programas	5.241.329
	TOTAL	**31.983.47**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2
4.01	Gastos de Personal	598.2
4.02	Materiales y Suministros	443.2
4.03	Servicios no Personales	583.8
4.04	Activos Reales	116.7
4.05	Activos Financieros	4.862.3
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	188.3
4.07	Transferencias	25.000.0
4.08	Otros Gastos de Instituciones Descentralizadas	190.6
	TOTAL	**31.983.**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**31.803.626**
Transferencias Para Financiar Gastos Corrientes	25.000.000
Del Sector Público	25.000.000
De la Administración Central	25.000.000
Recursos Ordinarios	25.000.000
Otros Ingresos Corrientes	6.803.626
Ingresos por Aportes y Contribuciones	6.397.273
Ingresos Fondo Jubilaciones y Pensiones	5.696.623
Ingresos Previsión Social	700.650
Ingresos de la Propiedad	375.901
Otros Ingresos de la Propiedad	375.901
Intereses Fondo de Jubilaciones y Pensiones	375.901
Otros Ingresos Diversos	30.452
B. Gastos Corrientes	**26.816.042**
Gastos de Consumo	1.816.042
Gastos de Personal	598.292
Materiales y Suministros	443.270
Servicios no Personales	583.803
Otros Gastos de Instituciones Descentralizadas	190.676
Depreciación y Amortización	139.943
Descuentos, Bonificaciones y Devoluciones	50.733
Otros Gastos Corrientes	25.000.000
Transferencias	25.000.000
Transferencias Corrientes al Sector Privado	25.000.000
C. Resultado Económico : (Ahorro) /(Desahorro)	**4.987.584**
II. Cuenta Capital	
A. Recursos de Capital	**5.127.527**
Ahorro en la Cuenta Corriente	4.987.584
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	139.943
B. Gastos de Capital	**116.77**
Activos Reales	116.77
Adquisición de Maquinarias y Demás Equipos	93.77
Otros Activos Reales	23.00
C. Resultado Financiero : Superávit / (Déficit)	**5.010.74**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2C
III. Cuenta Financiera	
A. Recursos Financieros	**5.050.6**
Activos Financieros	39.9
Disminución de Otros Activos no Circulantes	39.9
Superávit Financiero	5.010.7
B. Aplicaciones Financieras	**5.050.6**
Activos Financieros	4.862.3
Incremento de Caja y Bancos	215.6
Incremento de Cuentas y Efectos a Cobrar	110.3
Incremento de Otros Activos Circulantes	4.536.3
Pasivos Financieros	188.3
Servicio de la Deuda y Disminución de Otros Pasivos	188.3

A0118
Fondo Nacional para Edificaciones Penitenciarias (FONEP)

FONDO NACIONAL PARA EDIFICACIONES PENITENCIARIAS (FONEP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Fondo Nacional para Edificaciones Penitenciarias (FONEP) dará continuidad al objetivo para el c creado, en tal sentido, tiene previsto ejecutar para el año 2005 las propuestas de acción que ha formulad cada establecimiento carcelario en el ámbito nacional, en base a las necesidades detectadas en los mismo de mejorar las condiciones físicas, operativas y asistenciales.

En esa orientación las propuestas, estarán enmarcadas en las directrices estratégicas que ha tra FONEP, junto a los organismos involucrados en la problemática penitenciaria, y cuyos lineamientos están de en el denominado "Plan de Inversión Global Penitenciario".

La Institución presenta un presupuesto de ingresos por Bs. 74.616.6 millones, el cual será financia ingresos corrientes por Bs. 3.742,8 millones, incluyendo Bs. 2.397,0 millones correspondientes al apo Ejecutivo Nacional a través del Ministerio del Interior y Justicia, asimismo, se estiman ingresos por Bs. millones de intereses por colocaciones bancarias.

Adicionalmente, se prevén recursos de capital por Bs. 69.976,0 millones, los cuales contienen Bs. 6 millones provenientes de la Ley de Endeudamiento y Bs. 70,3 millones de ingresos propios, de igual mar proyectan recursos financieros por Bs. 897,8 millones.

Los Gastos proyectados se componen en corrientes por Bs. 4.402,7 millones, dentro de los mis destacan los gastos de personal con Bs. 3.748,6 millones. Por otra parte, se estiman Gastos de Capital 69.905,6 millones y Aplicaciones Financieras por Bs. 308,3 millones.

El Fondo prevé la recuperación de la planta física, de los servicios básicos y de las áreas destina formación educativa, productiva y socio cultural del recluso.

Contribuirá a su vez, con el "Programa de Tratamiento no Institucional", que lleva cabo el Minist Interior y justicia, a través de la construcción de Centros de Tratamiento Comunitario (Régimen Abierto).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 200
Ingresos Corrientes	**3.742.817.**
Transferencias Para Financiar Gastos Corrientes	2.397.000.
Del Sector Público	2.397.000.
Otros Ingresos Corrientes	1.345.817
Ingresos de la Propiedad	1.345.817
Recursos de Capital	**69.976.003**
Transferencias Para Financiar Gastos de Capital	69.905.665
Del Sector Público	69.905.665
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.337
Recursos Financieros	**897.828**
Activos Financieros	897.828
Disminución de Caja y Bancos	897.828
TOTAL	**74.616.64**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2
Gastos Corrientes	**4.402.7**
Gastos de Consumo	4.288.3
Gastos de Personal	3.748.6
Materiales y Suministros	58.3
Servicios no Personales	411.0
Otros Gastos de Instituciones Descentralizadas	70.3
Depreciación y Amortización	70.3
Otros Gastos Corrientes	114.3
Transferencias	114.3
Transferencias Corrientes al Sector Privado	114.3
Gastos de Capital	**69.905.**
Activos Reales	69.900.
Repuestos y Reparaciones Mayores	2.
Adquisición de Maquinarias y Demás Equipos	426.
Obras de Infraestructuras - Estudios y Proyectos	68.873.
Estudios y Proyectos Para Inversión en Activo Fijo	130.
Otros Activos Reales	467.
Activos Intangibles	5.
Aplicaciones Financieras	**308.**
Pasivos Financieros	308.
Servicio de la Deuda Pública y Disminución de Otros Pasivos	308
Total	**74.616**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Rehabilitación y Construcción Integral Penitenciaria General de Venezuela. San Juan de los Morros. Edo. Guárico, (Etapa II)	M2	
Rehabilitación del Internado Judicial de Carabobo Tocuyito, (Etapa I)	M2	3
Rehabilitación de la Casa de Reeducación y Trabajo Artesanal, La Planta (Etapa I)	M2	1
Rehabilitación del Internado Judicial del Estado Monagas, La Pica (Etapa I)	M2	3
Rehabilitación de la Cárcel Nacional de Maracaibo (Sabaneta)	M2	1
Intervenciones mayores Centro Penitenciario de Aragua (Tocorón)	M2	
Intervenciones mayores Internado Judicial de Barcelona Anzoátegui	M2	
Intervenciones mayores Internado Judicial de Barinas.	M2	
Intervenciones mayores Centro Penitenciario de la Región de los Llanos Guanare, Estado Portuguesa	M2	
Intervenciones mayores Centro Penitenciario de la Región Centro Occidental	M2	
Intervenciones mayores Centro Penitenciario de la Región Andina, San Juan de Lagunillas	M2	
Intervenciones mayores Internado Judicial de los Teques, Estado Miranda	M2	
Intervenciones mayores Instituto de Orientación Femenina (INOF) Estado Miranda	M2	
Centro Penitenciario de Occidente (Santa Ana)	M2	
Intervenciones Menores. Internados Judiciales: Delta Amacuro, Región Insular, Yaracuy, Coro (Cárcel Vieja), Trujillo, Cumaná	M2	

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**67**	**1.280.728.697**
Directivo	6	210.776.458
Profesional y Técnico	23	579.131.896
Administrativo	31	430.020.029
Obrero	7	60.800.314
Personal Contratado	**3**	**57.600.000**
Profesional y Técnico	3	57.600.000
TOTAL	**70**	**1.338.328.697**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	3	32.566.650
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	9	112.631.936
XVII	1.071.236 - MAS	51	1.132.329.797
	TOTAL	**63**	**1.277.528.383**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	6	51.856.064
X	721.236 - 771.235	1	8.944.250
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**7**	**60.800.314**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**5**	**74.679.705**
Jubilado	5	74.679.705
Obrero	**1**	**7.916.250**
Jubilado	1	7.916.250
TOTAL	**6**	**82.595.955**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Promoción y Desarrollo de Nuevas Edificaciones Penitenciarias	74.616.648.820
	TOTAL	**74.616.648.820**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.748.613.888
4.02	Materiales y Suministros	58.320.000
4.03	Servicios no Personales	411.077.750
4.04	Activos Reales	69.905.665.705
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	308.275.710
4.07	Transferencias	114.358.355
4.08	Otros Gastos de Instituciones Descentralizadas	70.337.412
	TOTAL	**74.616.648.820**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.742.817.656**
-Transferencias Para Financiar Gastos Corrientes	2.397.000.000
Del Sector Público	2.397.000.000
De la Administración Central	2.397.000.000
Recursos Ordinarios	2.397.000.000
-Otros Ingresos Corrientes	1.345.817.656
Ingresos de la Propiedad	1.345.817.656
Intereses por Dinero en Depósitos	1.345.817.656
B. Gastos Corrientes	**4.402.707.405**
-Gastos de Consumo	4.288.349.050
Gastos de Personal	3.748.613.888
Materiales y Suministros	58.320.000
Servicios no Personales	411.077.750
Otros Gastos de Instituciones Descentralizadas	70.337.412
Depreciación y Amortización	70.337.412
-Otros Gastos Corrientes	114.358.355
Transferencias	114.358.355
Transferencias Corrientes al Sector Privado	114.358.355
C. Resultado Económico : Ahorro/(Desahorro)	**(659.889.749)**
II. Cuenta Capital	
A. Recursos de Capital	**69.316.113.368**
-Desahorro en la Cuenta Corriente	(659.889.749)
-Transferencias Para Financiar Gastos de Capital	69.905.665.705
Del Sector Público	69.905.665.705
Recursos Ordinarios	8.423.900.907
Programas y Proyectos	61.481.764.798
- Construcción de Centro Penitenciario (Marhuanta)	55.269.994.100
- Construcción y Rehabilitación de Centros Penitenciarios (Barcelona)	1.168.740.000
- Construcción y Rehabilitación de Centros Penitenciarios (Vargas)	826.245.000
- Construcción y Rehabilitación de Centros Penitenciarios (Rodeo)	1.510.590.000
- Construcción y Rehabilitación de Centros Penitenciarios (Yare)	1.635.075.000
- Construcción y Rehabilitación de Centros Penitenciarios (Táchira)	163.133.937
- Construcción y Rehabilitación de Centros Penitenciarios (Penitenciaría General)	202.518.011

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
- Construcción y Rehabilitación de Centros Penitenciarios (Apure)	705.468.750
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.337.412
B. Gastos de Capital	**69.905.665.705**
Activos Reales	69.900.665.705
Repuestos y Reparaciones Mayores	2.900.000
Adquisición de Maquinarias y Demás Equipos	426.000.000
Obras de Infraestructura	68.873.766.798
Estudios y Proyectos Para Inversión en Activo Fijo	130.000.000
Otros Activos Reales	467.998.907
Activos Intangibles	5.000.000
C. Resultado Financiero :Superávit/ (Déficit)	**(589.552.337)**
III. Cuenta Financiera	
A. Recursos Financieros	**897.828.047**
Activos Financieros	897.828.047
Disminución de Cajas y Bancos	897.828.047
B. Aplicaciones Financieras	**897.828.047**
-Pasivos Financieros	308.275.710
Servicio de la Deuda y Disminución de Otros Pasivos	308.275.710
Disminución de Cuentas y Efectos a Pagar	308.275.710
-Déficit Financiero	589.552.337

27
Ministerio de la Producción y el Comercio

A0142
Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)

INSTITUTO PARA LA DEFENSA Y EDUCACIÓN DEL CONSUMIDOR Y DEL USUARIO (INDECU)

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU), tiene como objetivo fundamental orientar, informar y educar a los consumidores sobre los derechos consagrados en la Ley de Protección al Consumidor y del Usuario y sus Reglamentos, así como dirimir controversias entre consumidores y proveedores y aplicar las sanciones a que hubiere lugar.

Con base a la filosofía de gestión definida en el plan estratégico 2001 – 2006, las acciones fundamentales del ente darán prioridad a los siguientes aspectos:

- Fortalecimiento del Sistema Nacional de Protección al Consumidor (SNPC)

El Sistema Nacional de Protección al Consumidor es un mecanismo de consulta y elaboración de propuestas, conformado y organizado por las instancias que toman decisiones en materia de consumo. Su objetivo fundamental es el conformar una red nacional interinstitucional con participación de organismos gubernamentales y organizaciones no gubernamentales, principalmente las organizaciones de consumidores y usuarios en sus diferentes ámbitos y áreas funcionales de actuación (local, municipal, estadal, nacional), defender, informar y educar a los consumidores y usuarios del país, a través de acciones coordinadas previstas en la Ley de Protección al Consumidor y al Usuario (LPCU) y de acciones propuestas que puedan legitimarse.

- Defensa a Consumidores y Usuarios

La defensa a consumidores y usuarios constituye la esencia y propósito fundamental del Instituto. La Ley de Protección al Consumidor y al Usuario en el Capítulo I, Artículo 1, objeto y definiciones, establece: "Esta ley tiene por objeto la defensa, protección y salvaguarda de los derechos e intereses de los consumidores y usuarios. Su organización, educación, información y orientación; así como establecer los ilícitos y los procedimientos para la aplicación de las sanciones".

La acción de protección y defensa a consumidores y usuarios la ejerce el Instituto a nivel central a través de la Dirección de Inspección y Fiscalización, Sala de Conciliación y Arbitraje, Sala de Sustanciación. En el resto del país se ejerce en coordinación con las Oficinas Regionales y Municipales para la Atención, Defensa y Educación del Consumidor y del Usuario (OMDECU) y Juntas de Sustanciación Municipales.

- Promoción, Educación e Información

La educación e información al igual que la defensa a consumidores y usuarios, constituyen las acciones medulares en los planes y proyectos del Instituto. La orientación, información y educación tienen como norte la participación y organización de los consumidores, bajo la convicción de que es la mejor vía para garantizar su protección y la salvaguarda de sus derechos e intereses.

La participación y organización de la base no se declara, nace a partir de una conciencia colectiva de que las necesidades y dificultades sólo se pueden enfrentar organizadamente.

Para el ejercicio fiscal 2005, el presupuesto de gastos asciende a Bs. 8.100,0 millones, el cual será financiado con ingresos propios por Bs. 1.500,0 millones, transferencias del Ministerio de la Producción y el Comercio por Bs. 6.000,0 millones; recursos de capital Bs. 45,0 millones y Bs. 555,0 millones por disminución de caja y bancos.

IVERSIDAD NACIONAL ABIERTA (UNA)

ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Bajo el presente escenario la Universidad Nacional Abierta desarrollará sus acciones, de acuerdo a los entes objetivos y estrategias.

=TIVOS INSTITUCIONALES

-ormar profesionales que actúen sobre el sistema social, como agentes del cambio cualitativo que demanda la ıación.
)esarrollar, implementar y administrar nuevas estrategias de enseñanza-aprendizaje, elevar el rendimiento ıcadémico y optimizar la efectividad de los recursos disponibles.
Adecuar el aporte económico del Estado para la Universidad, al logro de las políticas nacionales de desarrollo de recursos humanos y del mejoramiento de la capacidad de la población venezolana, para contribuir a ncrementar la productividad del país.
Incrementar la eficiencia de la inversión educativa, a fin de optimizar el rendimiento de los recursos económicos asignados por el Estado a la Universidad.
Desarrollar la investigación vinculada a la solución de problemas que demandan las áreas prioritarias de desarrollo y especialmente en el campo de la educación.
Estimular, mediante la acción cultural, la identificación de la población del país con los valores auténticos de la cultura nacional, latinoamericana y universal.
Realizar investigaciones, evaluar experiencias en los campos de la educación abierta y a distancia, y coordinar la labor de la Universidad con las gestiones del Ministerio de Educación Superior y otros Organismos, en el área de Educación no formal, en otros niveles educativos.
Desarrollar y expandir la extensión universitaria, como educación continua, como acción social y asistencia técnica.

RATEGIAS

En el marco de estos principios y objetivos institucionales, la Universidad Nacional Abierta, para el ejercicio ıl 2.005, realizará sus acciones, de acuerdo a las siguientes estrategias:

Propiciar el aprendizaje interactivo y actualizado del estudiante para el desarrollo de su capacidad critica, creativa, innovadora, comunicativa y autogestora.
Actualización Curricular.
Adecuar el sistema de la Universidad Nacional Abierta a las Innovaciones tecnológicas.
Fomento de un plan intensivo, dinámico y continuo de captación, selección, capacitación, formación y desarrollo del capital humano en áreas prioritarias para la Universidad.
Promover el uso instruccional de las tecnologías de información y comunicación en el plan de estudios.
Promover convenios y alianzas estratégicas con organismos nacionales e internacionales, públicos y privados en áreas prioritarias para la Universidad.
Promover el desarrollo de la investigación, con énfasis en el estudio de la enseñanza abierta y a distancia.
Desarrollar y expandir la extensión universitaria, como educación continua, acción social y asistencia técnica.
Consolidar el Postgrado en Educación Abierta y a Distancia y diversificar la oferta de Postgrado.
Evaluación sistemática de la Institución sobre la base de la experiencia acumulada y de acuerdo a los requerimientos de la dinámica educativa, social, histórica y tecnológica.
Desarrollo de un sistema Universitario basado en criterios de calidad, equidad y pertinencia social en concordancia con las políticas diseñadas para el sector de Educación Superior.
Atender las prioridades de la Sede Central y de los Centros Locales en cuanto a su equipamiento, funcionamiento operativo y planta física.

)GRAMAS Y PROYECTOS

Sobre la base de estos objetivos y estrategias institucionales, se presentan a continuación los programas y /ectos mas relevantes formulados en el Plan Operativo 2.005:

AMA ENSEÑANZA

s metas y objetivos que sustentan el programa investigación, en la Universidad Nacional Abierta, se ı a concretar la misión definida en las políticas y estrategias gubernamentales, para las Institucionales de ión Superior, como es la de formar, actualizar y desarrollar el talento humano indispensable para el llo económico, social, cultural, político, científico y tecnológico del país, en el marco de una formación ente integral y de plena realización personal.

AMA INVESTIGACIÓN

términos generales los proyectos de investigación contemplados en esta actividad, tiene como área de s:

istema de Educación a distancia.
ntroducción de las nuevas tecnologías en los procesos de enseñanza-aprendizaje.
eño y aplicación de modelos de desarrollo organizacional para el mejoramiento de la calidad de servicio que sta la universidad.
eño y propuesta de líneas de investigación que sirvan de marco referencial para el desarrollo de estigaciones que apoyen los estudios de Pregrado y Postgrado.
sarrollo teórico-práctico en el área de Educación Matemática, Dificultades de Aprendizaje, Educación gral.
eño de material instruccional.

AMA EXTENSIÓN

s programas de educación continua tienen como objetivo formar, capacitar y adiestrar el recurso humano ıl que se desempeña en las instituciones educativas del país en sus diferentes niveles, así como en las ones públicas y privadas. Para el año 2005, se proyecta administrar los siguientes programas de Educación ıa:

pacitación Docente
encia Educativa
stente de Servicios de Información.
oramiento de la Calidad del Docente.
sarrollo Gerencial
áctica de Ciencias Sociales
sarrollo técnico docente de las Unidades de Preescolar.
ioramiento de la salud integral de las comunidades.

AMA ACTIVIDADES CENTRALES

s proyectos más relevantes asociados a este programa presupuestario son:

vicios Tecnológicos e Informáticos:

ntinuación de proyecto de conectividad.
tema de información de Secretaría y sus unidades adscritas.
tema de Registro y Control Estudiantil bajo tecnología Web.
tema de digitalización de expedientes académicos.
tema automatizado de los procesos de equivalencia.
tema de planificación operativa.
omatización del sistema de generación de estadísticas.
d electrónica del Vicerrectorado Académico.
omatización de los procesos de Recursos Humanos.
sarrollo de un plan de dotación para los Centros Locales.
omatización de los procesos de la Dirección de Finanzas.

ıGRAMA ACTIVIDADES COMUNES

Los proyectos contemplados en este programa se orientan a:

Satisfacer el incremento de la demanda de los distintos servicios que ofrece el sistema a nivel nacional, mediante acuerdos de cooperación con instituciones y organismos afines tanto de carácter nacional como internacional, el sistema de compra y donación, y el aporte que proviene de CNU/OPSU a través del Proyecto Alma Mater.

Optimizar el servicio al usuario a través del Proyecto de Biblioteca Digital.

La capacidad de satisfacer el incremento de la demanda y la optimización del servicio, contribuye a propiciar prendizaje actualizado del estudiante, prestar un apoyo eficaz y eficiente a los procesos de investigación y nsión, aspectos coadyuvantes en la búsqueda de la calidad académica de la Institución, elemento fundamental ıs políticas nacionales para el Sector Educación Superior.

\SIGNABLES A PROGRAMAS

Incluye los Créditos Presupuestarios que, según la estructura de costos de la Organización no son imputables ; metas y objetivos de la Institución. Incluye créditos presupuestarios de la Partida 4.06 "Servicios de la Deuda ·ica y Disminución de Pasivos" y la Partida 4.07 "Transferencias" lo correspondiente a los gastos dedicados a siones y Jubilaciones del Personal.

CAPITULO I

ESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
esos Corrientes	**97.153.478.092**
⁻ransferencias Para Financiar Gastos Corrientes	90.465.794.866
Del Sector Privado	4.500.000.000
Del Sector Público	85.965.794.866
ngresos por Actividades Propias	5.957.526.549
Ingresos no Tributarios	5.957.526.549
)tros Ingresos Corrientes	730.156.677
Ingresos de la Propiedad	244.423.258
Otros Ingresos Diversos	485.733.419
ırsos de Capital	**1.500.000.000**
ncremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.500.000.000
ırsos Financieros	**1.500.000.000**
\ctivos Financieros	1.500.000.000
Disminución de Caja y Bancos	1.500.000.000
AL	**100.153.478.092**

CAPITULO II

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
Corrientes	**86.844.225.150**
:os de Consumo	67.957.215.492
;astos de Personal	48.147.340.705
lateriales y Suministros	2.991.951.639
ervicios no Personales	15.317.923.148
›tros Gastos de Instituciones Descentralizadas	1.500.000.000
Depreciación y Amortización	1.500.000.000
s Gastos Corrientes	18.887.009.658
ransferencias	18.887.009.658
Transferencias Corrientes al Sector Privado	18.887.009.658
de Capital	**4.101.845.413**
'os Reales	3.945.097.699
epuestos y Reparaciones Mayores	22.442.000
dquisición de Maquinarias y Demás Equipos	2.904.237.929
'tros Activos Reales	1.018.417.770
'os Intangibles	156.747.714
iones Financieras	**9.207.407.529**
/os Financieros	9.207.407.529
ervicio de la Deuda Pública y Disminución de Otros Pasivos	9.207.407.529
Disminución de Cuentas y Efectos a Pagar	9.207.407.529
	100.153.478.092

\S Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
a de Pregrado	Alumno	107.254
a de Postgrado	Alumno	1.190
los de Pregrado	Egresado	1.902
os de Postgrado	Egresado	80
1es de Investigación	Proyecto	31
1es de Extensión	Curso, Taller, Seminario y/o Charla	30
ia Socioeconómica al Estudiante	Becario	927

ASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
ı Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
ional Fijo a Tiempo Completo	**1.435**	**13.500.109.552**
Directivo	160	2.949.460.296
Profesional y Técnico	546	5.273.127.168
Administrativo	323	1.712.302.452
Docente	201	2.628.259.092
Obrero	205	936.960.544
ional Fijo a Tiempo Parcial	**174**	**910.001.220**
Docente	174	910.001.220
ional Contratado	**399**	**2.676.079.356**
Profesional y Técnico	7	68.867.280
Administrativo	1	10.043.952
Docente	390	2.585.582.652
Médico	1	11.585.472
TAL	**2.008**	**17.086.190.128**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
ı Bolívares)

'upo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	22	78.972.041
II	321.236 - 371.235	10	44.076.815
III	371.236 - 421.235	322	1.560.507.512
IV	421.236 - 471.235	310	1.701.503.304
V	471.236 - 521.235	94	568.501.068
VI	521.236 - 571.235	83	540.778.284
/II	571.236 - 621.235	92	657.526.512
/III	621.236 - 671.235	45	351.707.336
IX	671.236 - 721.235	35	289.413.576
X	721.236 - 771.235	196	1.783.100.820
XI	771.236 - 821.235	12	112.683.340
<II	821.236 - 871.235	20	206.988.470
:III	871.236 - 921.235	109	1.202.467.961
:IV	921.236 - 971.235	65	737.280.156
<V	971.236 - 1.021.235	32	391.147.638
:VI	1.021.236 - 1.071.235	48	609.415.860
VII	1.071.236 - MAS	308	5.313.158.891
	TOTAL	**1.803**	**16.149.229.584**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
Bolívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235	111	475.933.536
	371.236 - 421.235	75	347.732.112
	421.236 - 471.235	3	16.109.444
	471.236 - 521.235	11	64.787.112
	521.236 - 571.235	5	32.398.340
	571.236 - 621.235		
	621.236 - 671.235		
	671.236 - 721.235		
	721.236 - 771.235		
	771.236 - 821.235		
	821.236 - 871.235		
	871.236 - 921.235		
	921.236 - 971.235		
	971.236 - 1.021.235		
	1.021.236 - 1.071.235		
	1.071.236 - MAS		
	TOTAL	**205**	**936.960.544**

SIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
3olívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
e	**188**	**3.213.481.428**
ıilado	176	3.117.838.200
ısionado	12	95.643.228
strativo	**372**	**4.026.275.484**
fesional y Técnico	254	3.208.423.512
Jubilado	245	3.115.243.200
Pensionado	9	93.180.312
›yo	118	817.851.972
Jubilado	99	703.039.248
Pensionado	19	114.812.724
	33	**181.169.716**
·ilado	25	152.506.796
ısionado	8	28.662.920
	593	**7.420.926.628**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

)GRAMAS POR PARTIDAS

go	01	02	03	04	05	06	TOTAL
1	17.655.221.437	118.365.586	686.912.071	28.161.612.573	1.525.229.038		**48.147.340.705**
2	1.243.779.767	519.538.419	231.147.050	970.854.403	26.632.000		**2.991.951.639**
3	2.541.066.096	1.633.012.905	440.764.505	10.650.689.868	52.389.774		**15.317.923.148**
4	791.673.252	1.281.728.019	150.759.025	1.616.716.830	260.968.287		**4.101.845.413**
6				3.971.963.829		5.235.443.700	**9.207.407.529**
7			150.600.000	1.896.633.231		16.839.776.427	**18.887.009.658**
8				1.500.000.000			**1.500.000.000**
AL	**22.231.740.552**	**3.552.644.929**	**1.660.182.651**	**48.768.470.734**	**1.865.219.099**	**22.075.220.127**	**100.153.478.092**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

)GRAMAS

)digo	Denominación	Presupuesto 2005
01	Enseñanza	22.231.740.552
02	Investigación	3.552.644.929
03	Extensión	1.660.182.651
04	Actividades Centrales	48.768.470.734
05	Actividades Comunes	1.865.219.099
06	No Asignables a Programas	22.075.220.127
	TOTAL	**100.153.478.092**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

.TIDAS

›digo	Denominación	Presupuesto 2005
.01	Gastos de Personal	48.147.340.705
.02	Materiales y Suministros	2.991.951.639
.03	Servicios no Personales	15.317.923.148
.04	Activos Reales	4.101.845.413
.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	9.207.407.529
.07	Transferencias	18.887.009.658
.08	Otros Gastos de Instituciones Descentralizadas	1.500.000.000
	TOTAL	**100.153.478.092**

CAPITULO III

:NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
ta Corriente	
Ingresos Corrientes	**97.153.478.092**
Transferencias Para Financiar Gastos Corrientes	90.465.794.866
Del Sector Privado	4.500.000.000
Fondo de Jubilaciones y Pensiones	4.500.000.000
Del Sector Público	85.965.794.866
De la Administración Central	85.965.794.866
Recursos Ordinarios	82.793.657.035
Otras Fuentes de Financiamiento	3.172.137.831
Ingresos por Actividades Propias	5.957.526.549
Ingresos no Tributarios	5.957.526.549
Venta de Bienes y Servicios	5.957.526.549
Otros Ingresos Corrientes	730.156.677
Ingresos de la Propiedad	244.423.258
Intereses por Dinero en Depósitos	244.423.258
Otros Ingresos Diversos	485.733.419
Gastos Corrientes	**86.844.225.150**
Gastos de Consumo	67.957.215.492
Gastos de Personal	48.147.340.705
Materiales y Suministros	2.991.951.639
Servicios no Personales	15.317.923.148
Otros Gastos de Instituciones Descentralizadas	1.500.000.000
Depreciación y Amortización	1.500.000.000
Otros Gastos Corrientes	18.887.009.658
Transferencias	18.887.009.658
Transferencias Corrientes al Sector Privado	18.887.009.658
Pensiones	384.430.643
Jubilaciones	7.439.223.982
Becas	1.417.984.712
Otras Tranf. Corrientes Internas al Sector Privado	9.645.370.321
Resultado Económico : Ahorro/(Desahorro)	**10.309.252.942**
ıta Capital	
Recursos de Capital	**11.809.252.942**
Ahorro en la Cuenta Corriente	10.309.252.942
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.500.000.000
3astos de Capital	**4.101.845.413**
Activos Reales	3.945.097.699
Repuestos y Reparaciones Mayores	22.442.000
Adquisición de Maquinarias y Demás Equipos	2.904.237.929
Otros Activos Reales	1.018.417.770
Activos Intangibles	156.747.714
Resultado Financiero : Superávit / (Déficit)	**7.707.407.529**
ıta Financiera	
Recursos Financieros	**9.207.407.529**
Activos Financieros	1.500.000.000

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
n Bolívares)

Denominación	Presupuesto 2005
Disminución de Cajas y Bancos	1.500.000.000
Superávit Financiero	7.707.407.529
B. Aplicaciones Financieras	**9.207.407.529**
Pasivos Financieros	9.207.407.529
Servicio de la Deuda y Disminución de Otros Pasivos	9.207.407.529
Disminución de Cuentas y Efectos a Pagar	9.207.407.529

A0088
Universidad Nacional Experimental de
Guayana (UNEG)

IIVERSIDAD NACIONAL EXPERIMENTAL DE GUAYANA (UNEG)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Presupuesto de Ingresos y Gastos de la Universidad Nacional Experimental de Guayana para el año 2005 le Bs. 48.197.805.884 distribuidos de la siguiente manera: Aporte del Ejecutivo Nacional representa el 97,6% total del presupuesto de ingresos es decir Bs. 47.032.257.899; ingresos por actividades propias Bs. 000.000 representan el 1%, intereses por dinero en depósitos Bs. 50.000.000 siendo el 0,2%, aporte de los dos de Jubilaciones y Pensiones del Personal Docente Bs.120.000.001 que representan el 0,2%, incremento a depreciación y amortización acumulada Bs. 263.200.000 que representan el 0,5% y disminución de caja y cos Bs.232.347.984 que representan el 0,5%.

De acuerdo a los criterios utilizados por la Oficina Nacional de Presupuesto y Oficina de Planificación del tor Universitario (OPSU) para la estimación y distribución de la cuota presupuestaria para el año 2005 y siderando las prioridades de la Universidad se establecieron los siguientes lineamientos:

En la distribución del gasto por programa, enseñanza representa el 35% del total del presupuesto, estos rsos serán utilizados en forma directa en la formación de recursos humanos. Los programas Investigación), Extensión (2%) y el 59% restante del presupuesto esta dirigido a los programas de apoyo de la academia ividades Centrales, Comunes y No Asignables a Programas).

En cuanto a la distribución del presupuesto por partidas, los Gastos de Personal representan el 59,4%, los os de inversión el 2,8%, los gastos de funcionamiento (Materiales y Suministros y Servicios no Personales el %, para la cancelación de compromisos de ejercicios anteriores el 9,2% y los gastos por transferencias idos al personal pasivo y becas el 9,4%.

El Plan Operativo 2005 se formula a partir de las referencias y normativas establecidas en el contexto onal y de los procesos internos de evaluación institucional. Esta fundamentado por tanto en la Constitución de epública Bolivariana de Venezuela, en las líneas generales del Plan de Desarrollo Económico y Social de la ón 2001-2007, especialmente en la Directriz Estratégica del Área Social y en las emanadas del Ministerio de cación Superior: Pertinencia Social Regional, Interrelación con las Comunidades mediante Proceso Integrales Extensión, Equidad en el Acceso y la Prosecución de los Estudiantes; Calidad, Eficacia e Integración ersitaria. Se inscribe esencialmente su gestión en el Equilibrio Social para desde éste, contribuir al desarrollo is estrategias contenidas en los otros equilibrios: Territorial, Económico, Político e Internacional.

La política presupuestaria de la Universidad Nacional Experimental de Guayana para el año 2005, se arca dentro de lo previsto en la Ley Orgánica de la Administración Financiera del Sector Público y dentro de ineamientos emanados de la Oficina de Planificación del sector Universitario y de la Oficina Nacional de upuesto.

A continuación se detallan las acciones a desarrollar por la Universidad en cada uno de los programas cíficos, así como otras líneas de acción que contribuirán al logro de sus objetivos:

:ENCIA

Rediseño e implementación de los planes curriculares de los proyectos de carreras evaluados, en atención a la demanda social regional-local y la pertinencia social y pertinencia interna de la oferta UNEG.

Realizar una oferta de postgrado regional - local , orientada a satisfacer las necesidades y demanda de los sectores productivos (Industrias Básicas, Pequeñas y Mediana Empresas), institucionales (Gobernaciones, Alcaldías) y comunitarias (Organizaciones no Gubernamentales).

Evaluación del modelo curricular UNEG rediseño del modelo educativo.

Evaluación curricular y rediseño de los programas de Postgrado, tomando en cuenta los requerimientos del CNU para la autorización y acreditación.

Evaluación de los Estudios Abiertos en términos de la pertinencia, efectividad, eficacia y eficiencia.

Equidad e igualdad de oportunidades como principios fundamentales que orientan el ingreso y permanencia del estudiante UNEG.

Seguimiento del desempeño estudiantil a través del desarrollo de proyectos de investigación que permitan la intervención oportuna orientada a la calidad del mismo.

Programas de carácter social - psicológico y pedagógico articulado al currículum y orientados a la calidad en el desempeño estudiantil.

VESTIGACIÓN

Los proyectos que conforman las líneas de investigación son planteados y monitoreados, en términos de su pertinencia interna, efectividad local y regional.

Conformación de las líneas de investigación asegurando su pertinencia regional y local, orientadas a la creación de Centros de Investigación, articulados a la docencia y a la extensión.

El desarrollo de los centros de investigación bajo los criterios de pertinencia, calidad, eficacia, eficiencia, viabilidad académica y administrativa.

(TENSIÓN

Atención a la diversidad sociocultural de la región Guayana: Comunidades urbanas, indígenas, campesinas y mineras.

Desarrollo de líneas de investigación en las áreas: sociocultural y socio-político para la transformación de la Extensión Universitaria.

El logro de una mayor interacción dinámica con el entorno de la región Guayana a través del incremento de las relaciones de la Extensión con las comunidades, organizaciones no gubernamentales (ONG).

Fortalecimiento de la integración de la extensión al currículo a través del eje de auto-formación, así como otras actividades de docencia e investigación con miras al cumplimiento de la función social de la Universidad.

Generación de programas de intervención en las distintas comunidades: Sociales, científicas, empresariales y políticas a partir de las líneas de investigación que se desarrollan en la Universidad en búsqueda de la pertinencia, equidad y justicia social.

Incremento de la generación de ingresos propios a través del servicio educativo, dirigido a las empresas tanto públicas como privadas.

ESARROLLO ESTUDIANTIL

Definición de un modelo articulado al currículo, centrado en la atención al estudiante que coadyuve a su formación integral: desarrollo humanístico –espiritual y bio- psico - social, capaz de actuar con libertad, responsabilidad y solidaridad con sus semejantes, y ser ciudadano con sentido de pertenencia social en la conducción de su vida.

El logro de un perfil del egresado Unegista que aseguren sus rasgos profesionales, socioculturales y sociopolíticos.

Desarrollo de un indicador que de cuente de la prosecución del estudiante en términos de los avances del perfil del egresado.

RECURSOS HUMANOS

- Priorizar el análisis de los procesos relativos al reclutamiento, selección, ingreso, inducción y desarrollo y evaluación del personal académico, administrativo y obrero, orientado a asegurar la calidad en las actividades académicas y administrativas de la institución.

- Desarrollo del programa orientado a la formación integral del docente para el desarrollo de sus funciones de docencia, investigación y extensión en concordancia con las áreas estratégicas de acción de la UNEG.

- Generar programas de formación integral del personal administrativo en función de las exigencias humanas, intelectuales y técnicas requeridas para la gestión administrativa e institucional (Perfil del administrativo UNEG).

ESTRUCTURA ORGANIZATIVA

- Incorporar los cambios en la estructura organizativa producto de la auto evaluación, a fin de garantizar una mayor fluidez de la comunicación, coordinación y descentralización de la toma de decisiones, relacionadas con los procesos académicos y administrativos de la UNEG.

- Continuar con el levantamiento de los procesos académicos y administrativos para identificar los aspectos mejorables e ir realizando el tránsito progresivo hacia estructuras organizativas que den mayor viabilidad a los procesos de la academia, en concordancia con la Filosofía de Gestión.

- Dar prioridad a la definición de las relaciones organizativas de los programas ubicados en Ciudad Bolívar, Guasipati y El Callao, en cuanto a canales de comunicación, estructuras, normas y procedimientos.

PLANTA FÍSICA

- Continuar con los planes maestros y de los proyectos de adecuación de la planta física, orientada por estándares que mejoren progresiva y cualitativamente los espacios universitarios.

- Consignar los nuevos proyectos de desarrollo de la planta física universitaria antes los organismos oficiales como: Ministerio de Infraestructura, Oficina de Planificación del Sector Universitario (OPSU) y alcaldías, para su incorporación en los presupuestos de inversión del año 2005.

- Mantener en forma permanente, las relaciones interinstitucionales con los organismos nacionales y regionales, a objeto de conocer y agilizar el financiamiento de los proyectos de planta física.

- Diligenciar antes organismos nacionales e internacionales el financiamiento de la planta física.

LEYES, NORMAS Y PROCEDIMIENTOS

- Efectuar revisión permanente, adecuación y cambios en las leyes, normas y procedimientos de la función universitaria en concordancia a la solución de los problemas internos.

- Adecuación de la normativa académica – institucional, en el marco de las reformas de los instrumentos legales planteados a nivel nacional y en función de las necesidades planteadas al interior de la Universidad por las dependencias operativas.

- Establecer e implantar nuevas normativa en los aspectos académicos, administrativos y laborales, en función de los cambios institucionales producto del proceso de auto evaluación.

- Actualizar la condición de propiedad de la planta física, acorde con los basamentos legales vigentes y con una visión institucional.

REA DE PLANIFICACIÓN Y EVALUACIÓN

Monitorear la Filosofía de Gestión de la UNEG aprobada por Consejo Universitario, mediante Resolución Nº CU-O-02-066 del 19-02-2003.

Concreción de un sistema integrado de planificación y evaluación apoyado en un sistema de indicadores de gestión producto de los procesos de evaluación y en función de la pertinencia social y calidad académica y administrativa de la universidad.

Continuación de la II fase del Estudio de la pertinencia de la Educación Superior en la Región Guayana, a partir de la identificación de la demanda social y el mercado laboral.

Continuar participando en la evaluación externa, a través del proyecto "Sistema de Evaluación y Acreditación –SEA/OPSU" conjuntamente con las universidades del país.

Monitoreo y ajuste del sistema vinculación Plan Operativo - Presupuesto en sus módulos de formulación y control, conjuntamente con la Dirección de Informática, para dar cuenta a las demandas externas (OPSU), y a los procesos académicos Y administrativos de la UNEG.

REA DE SERVICIOS GENERALES Y MANTENIMIENTO

Formulación y ejecución de proyectos de mantenimiento preventivo orientado a optimizar el rendimiento de la infraestructura y el equipamiento estableciendo indicadores de eficacia y eficiencia en los distintos espacios geográficos de la UNEG.

Generar normas y procedimientos orientados a sistematizar el mantenimiento de los distintos espacios geográficos de la UNEG.

REA DE ADMINISTRACIÓN Y GESTIÓN DE LA INFORMACIÓN INSTITUCIONAL

Revisión de los procesos y procedimientos administrativos para lograr progresiva, cuantitativa y cualitativamente estándares de calidad referido a los atributos, procesos, funciones, procedimientos y recursos (Eficiencia), que hacen posible la eficacia y efectividad de los proyectos académicos

Evaluación y puesta en práctica de una estrategia de vinculación sistemática con el ámbito gubernamental nacional, regional y local.

Formulación y puesta en práctica de un programa de imagen y comunicación corporativa.

REA DE FINANZAS Y PRESUPUESTO

Generar normas y procedimientos orientados a sistematizar la información referida a los procesos financieros y presupuestarios de la institución.

Establecer sistema de control interno referido al control presupuestario y de servicios administrativos.

Buscar fuentes alternas para la generación de ingresos propios que permitan complementar la asignación presupuestaria que efectúa el Ejecutivo Nacional, por lo cual se requiere determinar y analizar la estructura productiva de la universidad, así como crear mecanismos normativos que permita la captación de recursos propios.

Mejorar las posibilidades de dividendo en la estructura financiera de la UNEG, mediante la colocación del excedente financiero, una vez cubierto los compromisos institucionales.

Determinar la proporción de deuda y del déficit presupuestario periódicamente.

Evaluar y analizar periódicamente pasivos laborales con relación a los recursos presupuestarios.

Evaluar la ejecución financiera del ingreso y del gasto universitario en términos de la eficiencia de los recursos y de las metas logradas y previstas en la planificación del ejercicio fiscal en estudio.

CAPITULO I

:ESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
esos Corrientes	**47.702.257.900**
·ransferencias Para Financiar Gastos Corrientes	47.152.257.900
Del Sector Privado	120.000.001
Del Sector Público	47.032.257.899
ngresos por Actividades Propias	500.000.000
Ingresos no Tributarios	500.000.000
)tros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	50.000.000
ursos de Capital	**263.200.000**
ncremento de la Depreciación y Amortización Acumulada, Previsiones y Otras ₹eservas	263.200.000
ursos Financieros	**232.347.984**
\ctivos Financieros	232.347.984
Disminución de Caja y Bancos	232.347.984
AL	**48.197.805.884**

CAPITULO II

:ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**42.430.966.530**
;astos de Consumo	37.867.764.129
Gastos de Personal	28.637.279.672
Materiales y Suministros	2.005.360.514
Servicios no Personales	6.961.923.943
Otros Gastos de Instituciones Descentralizadas	263.200.000
Depreciación y Amortización	263.200.000
›tros Gastos Corrientes	4.563.202.401
Transferencias	4.563.202.401
Transferencias Corrientes al Sector Privado	4.563.202.401
tos de Capital	**1.326.455.408**
.ctivos Reales	1.271.592.407
Repuestos y Reparaciones Mayores	51.020.000
Adquisición de Maquinarias y Demás Equipos	548.609.208
Otros Activos Reales	671.963.199

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
'os Intangibles	54.863.001
:iones Financieras	**4.440.383.946**
vos Financieros	4.440.383.946
ervicio de la Deuda Pública y Disminución de Otros Pasivos	4.440.383.946
Disminución de Cuentas y Efectos a Pagar	2.602.826.472
Disminución de Otros Pasivos no Circulantes	1.837.557.474
	48.197.805.884

AS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
la de Pregrado	Alumno	9.203
la de Postgrado	Alumno	733
ios de Pregrado	Egresado	1.166
ios de Postgrado	Egresado	95
des de Investigación	Proyecto	36
des de Extensión	Curso, Taller, Seminario y/o Charla	131
:ia Socioeconómica al Estudiante	Becario	797

ASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
ı Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
ıonal Fijo a Tiempo Completo	**659**	**9.673.352.346**
Directivo	38	902.365.905
Profesional y Técnico	122	1.785.888.833
Administrativo	160	1.435.150.205
Docente	272	5.091.353.943
Obrero	67	458.593.460
ıonal Fijo a Tiempo Parcial	**18**	**136.163.500**
Profesional y Técnico	3	26.325.940
Administrativo	5	42.629.002
Docente	10	67.208.558
ıonal Contratado	**288**	**3.102.593.741**
Profesional y Técnico	6	58.386.092
Administrativo	13	88.289.308
Docente	268	2.949.785.033
Obrero	1	6.133.308
ΓAL	**965**	**12.912.109.587**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
ı Bolívares)

·upo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	13	45.944.927
II	321.236 - 371.235	5	21.277.440
III	371.236 - 421.235	6	29.545.787
IV	421.236 - 471.235	8	42.783.547
V	471.236 - 521.235	23	138.230.739
VI	521.236 - 571.235	24	157.705.991
/II	571.236 - 621.235	33	231.791.830
/III	621.236 - 671.235	25	193.612.759
IX	671.236 - 721.235	19	159.821.699
X	721.236 - 771.235	35	314.173.324
XI	771.236 - 821.235	48	458.906.836
‹II	821.236 - 871.235	38	386.455.241
:III	871.236 - 921.235	29	309.819.725
:IV	921.236 - 971.235	79	883.416.868
‹V	971.236 - 1.021.235	46	548.986.240
:VI	1.021.236 - 1.071.235	41	516.283.777
VII	1.071.236 - MAS	425	8.008.626.089
	TOTAL	**897**	**12.447.382.819**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
3olívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235		
	371.236 - 421.235	1	5.032.248
	421.236 - 471.235		
	471.236 - 521.235	8	47.594.255
	521.236 - 571.235	26	170.475.701
	571.236 - 621.235	23	163.772.665
	621.236 - 671.235	8	61.422.939
	671.236 - 721.235	2	16.428.960
	721.236 - 771.235		
	771.236 - 821.235		
	821.236 - 871.235		
	871.236 - 921.235		
	921.236 - 971.235		
	971.236 - 1.021.235		
	1.021.236 - 1.071.235		
	1.071.236 - MAS		
	TOTAL	**68**	**464.726.768**

SIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
3olívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
e	**46**	**1.585.032.887**
ilado	44	1.540.056.288
ısionado	2	44.976.599
strativo	**38**	**643.677.003**
fesional y Técnico	11	275.929.723
Jubilado	10	250.927.318
Pensionado	1	25.002.405
›yo	27	367.747.280
Jubilado	20	290.643.369
Pensionado	7	77.103.911
	4	**31.126.831**
ilado	2	14.557.768
ısionado	2	16.569.063
	88	**2.259.836.721**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

IGRAMAS POR PARTIDAS

ȝo	01	02	03	04	05	06	TOTAL
1	15.736.159.924	412.804.314	567.000.522	10.974.821.970	946.492.942		**28.637.279.672**
2	371.769.304	326.564.803	206.251.638	1.017.449.088	83.325.681		**2.005.360.514**
3	493.722.175	236.254.693	59.924.200	6.137.325.375	34.697.500		**6.961.923.943**
4	328.978.997	414.646.086	76.433.521	292.960.608	213.436.196		**1.326.455.408**
6						4.440.383.946	**4.440.383.946**
7		740.080.000	4.000.000	1.084.599.719		2.734.522.682	**4.563.202.401**
8						263.200.000	**263.200.000**
AL	**16.930.630.400**	**2.130.349.896**	**913.609.881**	**19.507.156.760**	**1.277.952.319**	**7.438.106.628**	**48.197.805.884**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

IGRAMAS

ıdigo	Denominación	Presupuesto 2005
01	Enseñanza	16.930.630.400
02	Investigación	2.130.349.896
03	Extensión	913.609.881
04	Actividades Centrales	19.507.156.760
05	Actividades Comunes	1.277.952.319
06	No Asignables a Programas	7.438.106.628
	TOTAL	**48.197.805.884**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
n Bolívares)

:TIDAS

ıdigo	Denominación	Presupuesto 2005
ł.01	Gastos de Personal	28.637.279.672
ł.02	Materiales y Suministros	2.005.360.514
ł.03	Servicios no Personales	6.961.923.943
ł.04	Activos Reales	1.326.455.408
ł.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.440.383.946
ł.07	Transferencias	4.563.202.401
ł.08	Otros Gastos de Instituciones Descentralizadas	263.200.000
	TOTAL	**48.197.805.884**

CAPITULO III

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
ta Corriente	
Ingresos Corrientes	**47.702.257.900**
Transferencias Para Financiar Gastos Corrientes	47.152.257.900
Del Sector Privado	120.000.001
Aportes del Fondo de Pensiones y Jubilaciones del Personal Docente	120.000.001
Del Sector Público	47.032.257.899
De la Administración Central	47.032.257.899
Recursos Ordinarios	45.296.767.583
Otras Fuentes de Financiamiento	1.735.490.316
Ingresos por Actividades Propias	500.000.000
Ingresos no Tributarios	500.000.000
Venta de Bienes y Servicios	500.000.000
Otros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	50.000.000
Intereses por Dinero en Depósitos	50.000.000
Gastos Corrientes	**42.430.966.530**
Gastos de Consumo	37.867.764.129
Gastos de Personal	28.637.279.672
Materiales y Suministros	2.005.360.514
Servicios no Personales	6.961.923.943
Otros Gastos de Instituciones Descentralizadas	263.200.000
Depreciación y Amortización	263.200.000
Otros Gastos Corrientes	4.563.202.401
Transferencias	4.563.202.401
Transferencias Corrientes al Sector Privado	4.563.202.401
Pensiones	111.751.007
Jubilaciones	1.445.395.153
Becas Universitarias en el País	1.066.599.719
Asistencia Social Personal Jubilados	1.086.636.303
Otras Transferencias	852.820.219
Resultado Económico : Ahorro/(Desahorro)	**5.271.291.370**
ıta Capital	
Recursos de Capital	**5.534.491.370**
Ahorro en la Cuenta Corriente	5.271.291.370
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	263.200.000
3astos de Capital	**1.326.455.408**
Activos Reales	1.271.592.407
Repuestos y Reparaciones Mayores	51.020.000
Adquisición de Maquinarias y Demás Equipos	548.609.208
Otros Activos Reales	671.963.199
Activos Intangibles	54.863.001
Resultado Financiero : Superávit / (Déficit)	**4.208.035.962**

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
1 Bolívares)

Denominación	Presupuesto 2005
:uenta Financiera	
A. Recursos Financieros	**4.440.383.946**
Activos Financieros	232.347.984
Disminución de Cajas y Bancos	232.347.984
Superávit Financiero	4.208.035.962
B. Aplicaciones Financieras	**4.440.383.946**
Pasivos Financieros	4.440.383.946
Servicio de la Deuda y Disminución de Otros Pasivos	4.440.383.946
Disminución de Cuentas y Efectos a Pagar	2.602.826.472
Disminución de Otros Pasivos no Circulantes	1.837.557.474

A0089
Universidad Centroccidental Lisandro Alvarado
(UCLA)

IVERSIDAD CENTROCCIDENTAL LISANDRO ALVARADO (UCLA)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Centroccidental Lisandro Alvarado, mediante el Presupuesto de Ingresos y Gastos del año ;, define las asignaciones presupuestarias de los programas y actividades como medio para la consecución de ines fundamentales como son: Docencia, Investigación y Extensión, de conformidad con los lineamientos blecidos en el Plan Operativo Anual, en concordancia con los criterios impartidos por la Oficina Nacional de ;upuesto (ONAPRE) y por la Oficina de Planificación del Sector Universitario (OPSU). Las bases que orientan rmulación del Presupuesto son:

Vincular las asignaciones del presupuesto con los objetivos y metas del Plan Operativo Anual de la Institución.

Garantizar la asignación de recursos a los programas de Enseñanza, Investigación, Extensión, Cultura y Deporte, con el fin de dar continuidad al desarrollo integral de la educación a nivel de la región centro occidental.

Los recursos previstos en la Ley de Presupuesto año 2005, para alcanzar los objetivos y metas ascienden .182.679,2 millones, con estos recursos la institución aspira mejorar las condiciones de equidad en el acceso y ;mpeño de los estudiantes a fin de darles una formación profesional que les permita atender la demanda del ;ado laboral y convertirse en agentes del cambio social orientado al desarrollo sostenible de su comunidad.

Además, pretende incrementar la producción de conocimiento mediante la investigación por áreas de ›cimiento para enriquecer las funciones de docencia y fortalecer los vínculos con el entorno por medio de la ión de extensión que incluye el intercambio de experiencia, aplicación y difusión del conocimiento científico, ológico, humanístico, cultural y deportivo que respondan a la solución de los problemas prioritarios de la región roccidental y del país.

Asimismo, se proyecta satisfacer las necesidades de alimentación, socioeconómicas y de salud a la ación estudiantil a través del mejoramiento de los beneficios de: beca comedor, beca efectivo, ayundatías, aradurías y de los servicios médicos- odontológicos.

En lo que respecta a la distribución de los recursos a nivel de los programas, actividades y partidas de os, las Autoridades Universitarias, garantizan, el cumplimiento de las metas previstas en el Plan Operativo al para este ejercicio fiscal.

En este sentido y de conformidad con los criterios impartidos por la Oficina Nacional de Presupuesto APRE) y la Oficina de Planificación del Sector Universitario (OPSU) se procedió a equilibrar el Presupuesto de ;sos y Gastos.

En cuanto al capital humano de esta Casa de Estudios, atendiendo a las políticas de austeridad o nalización del gasto presupuestario, se mantienen vigentes los siguientes lineamientos:

Optimizar del recurso humano (administrativo y obrero) por parte de la Dirección de Recursos Humanos.

Continuar el programa de formación del Personal Docente y de Investigación de la Institución en Cuarto y Quinto Nivel.

Racionalizar el gasto por concepto de viáticos y pasajes al exterior, la asistencia a cursos, congresos, asambleas, etc., así como las invitaciones de expertos, deberán estar debidamente justificadas y aprobadas por las instancias correspondientes.

Por su parte, los créditos presupuestarios referentes a gastos de capital se orientarán a las siguientes

Dar continuidad al programa de inversión que viene desarrollando la institución, el cual consiste en dotar a las distintas áreas de equipos de computación para contribuir al desarrollo de la docencia, investigación y extensión, de acuerdo a la nueva plataforma didáctica y tecnológica.

Consolidar el Proyecto RedUcla en cuanto a la ampliación de red en la búsqueda de la integración de las unidades periféricas y fortalecer los sistemas de información académico-administrativo integrales.

Fortalecer los distintos Laboratorios, Bibliotecas y Fomento y Desarrollo de Pregrado.

Los créditos previstos en las transferencias se destinaran a garantizar los siguientes gastos :

Gremios docente, administrativo y obrero, por beneficios socio-económicos.

Estudiantes por beneficios Normas CNU.

Formación Académica del Personal Docente y de Investigación.

Relaciones Interinstitucionales.

Personal Pensionado y Jubilado para cubrir Sueldos e Incidencias

Desarrollar actividades de Cultura y Deporte.

Apoyar actividades de Enseñanza, Investigación, Extensión y Dirección Institucional.

Normas C.N.U.

CAPITULO I

SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
›s Corrientes	**177.330.440.435**
ısferencias Para Financiar Gastos Corrientes	172.058.007.266
Del Sector Privado	5.241.350.000
Del Sector Público	166.816.657.266
esos por Actividades Propias	4.022.433.169
Venta de Bienes	10.000.000
Venta de Servicios	3.835.518.557
Ingresos no Tributarios	176.914.612
›s Ingresos Corrientes	1.250.000.000
Ingresos de la Propiedad	700.000.000
Otros Ingresos Diversos	550.000.000
os de Capital	**1.953.773.629**
ısferencias Para Financiar Gastos de Capital	77.550.000
Del Sector Público	77.550.000
emento de la Depreciación y Amortización Acumulada, Previsiones y Otras ›ervas	1.876.223.629
os Financieros	**3.395.000.000**
vos Financieros	3.395.000.000
Disminución de Caja y Bancos	1.246.373.259
Disminución de Inversiones Temporales	2.053.626.741
Recuperación de Préstamos	95.000.000
	182.679.214.064

CAPITULO II

.ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**148.470.972.399**
¡astos de Consumo	107.841.091.258
Gastos de Personal	82.270.975.971
Materiales y Suministros	4.721.854.341
Servicios no Personales	18.972.037.317
Otros Gastos de Instituciones Descentralizadas	1.876.223.629
Depreciación y Amortización	1.876.223.629
)tros Gastos Corrientes	40.629.881.141
Transferencias	40.629.881.141
Transferencias Corrientes al Sector Privado	36.903.700.415
Transferencias Corrientes al Sector Público	60.000.000
Otras Transferencias	3.666.180.726
tos de Capital	**11.511.710.786**
ιctivos Reales	11.427.466.443
Repuestos y Reparaciones Mayores	242.636.180
Adquisición de Maquinarias y Demás Equipos	9.747.901.508
Otros Activos Reales	1.436.928.755
\ctivos Intangibles	84.244.343
icaciones Financieras	**22.696.530.879**
\ctivos Financieros	372.000.000
Concesión de Préstamos	372.000.000
›asivos Financieros	22.324.530.879
Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.324.530.879
Disminución de Cuentas y Efectos a Pagar	22.324.530.879
al	**182.679.214.064**

:TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
:rícula de Pregrado	Alumno	30.400
:rícula de Postgrado	Alumno	1.744
esados de Pregrado	Egresado	1.650
esados de Postgrado	Egresado	588
ividades de Investigación	Proyecto	367
ividades de Extensión	Curso, Taller, Seminario y/o Charla	120
stencia Socioeconómica al Estudiante	Becario	8.592

ͻIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
ͻolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**2.487**	**26.103.540.468**
ͻfesional y Técnico	373	5.023.329.084
ministrativo	625	4.775.862.072
·cente	837	12.802.987.704
ırero	652	3.501.361.608
al Fijo a Tiempo Parcial	**378**	**2.145.418.572**
ͻfesional y Técnico	36	503.632.140
ministrativo	24	230.352.360
cente	318	1.411.434.072
al Contratado	**524**	**4.650.507.696**
ͻfesional y Técnico	56	517.488.372
ministrativo	29	148.550.784
·cente	407	3.828.395.748
ırero	32	156.072.792
.	**3.389**	**32.899.466.736**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
ͻolívares)

ͻ	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	198	393.436.464
	321.236 - 371.235	19	75.529.368
	371.236 - 421.235	122	566.692.380
	421.236 - 471.235	161	855.089.748
	471.236 - 521.235	148	889.211.940
	521.236 - 571.235	167	1.089.081.576
	571.236 - 621.235	123	880.931.112
	621.236 - 671.235	98	757.351.344
	671.236 - 721.235	93	774.016.068
	721.236 - 771.235	211	1.908.801.240
	771.236 - 821.235	57	545.512.476
	821.236 - 871.235	59	603.920.196
	871.236 - 921.235	156	1.678.900.860
	921.236 - 971.235	58	657.305.436
	971.236 - 1.021.235	46	550.855.992
	1.021.236 - 1.071.235	74	936.923.124
	1.071.236 - MAS	915	16.078.473.012
	TOTAL	**2.705**	**29.242.032.336**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	103	440.087.484
III	371.236 - 421.235	118	566.772.084
IV	421.236 - 471.235	264	1.405.377.336
V	471.236 - 521.235	117	691.975.152
VI	521.236 - 571.235	60	393.644.160
VII	571.236 - 621.235	16	112.029.372
/III	621.236 - 671.235	4	31.018.344
IX	671.236 - 721.235	2	16.530.468
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
‹III	871.236 - 921.235		
‹IV	921.236 - 971.235		
XV	971.236 - 1.021.235		
‹VI	1.021.236 - 1.071.235		
‹VII	1.071.236 - MAS		
	TOTAL	**684**	**3.657.434.400**

.ASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
n Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
ente	**705**	**13.145.955.082**
Jubilado	625	11.438.298.540
Pensionado	80	1.707.656.542
ıinistrativo	**621**	**3.830.515.944**
Profesional y Técnico	101	969.863.376
Jubilado	86	835.217.844
Pensionado	15	134.645.532
Apoyo	520	2.860.652.568
Jubilado	434	2.386.638.840
Pensionado	86	474.013.728
ero	**359**	**1.709.093.136**
Jubilado	302	1.448.794.872
Pensionado	57	260.298.264
'AL	**1.685**	**18.685.564.162**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

RAMAS POR PARTIDAS

01	02	03	04	05	06	TOTAL
40.741.991.009	1.452.852.166	538.929.347	37.267.676.613	2.269.526.836		**82.270.975.971**
1.052.075.893	606.224.861	253.703.973	2.663.921.490	142.612.464	3.315.660	**4.721.854.341**
1.286.282.716	608.338.277	135.023.198	16.823.472.469	116.572.159	2.348.498	**18.972.037.317**
1.784.772.849	1.171.237.724	541.354.202	7.273.846.308	740.499.703		**11.511.710.786**
			372.000.000			**372.000.000**
					22.324.530.879	**22.324.530.879**
99.999.977	3.000.000	153.476.255	5.480.905.319		34.892.499.590	**40.629.881.141**
					1.876.223.629	**1.876.223.629**
44.965.122.444	**3.841.653.028**	**1.622.486.975**	**69.881.822.199**	**3.269.211.162**	**59.098.918.256**	**182.679.214.064**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

RAMAS

IO	Denominación	Presupuesto 2005
	Enseñanza	44.965.122.444
	Investigación	3.841.653.028
	Extensión	1.622.486.975
	Actividades Centrales	69.881.822.199
	Actividades Comunes	3.269.211.162
	No Asignables a Programas	59.098.918.256
	TOTAL	**182.679.214.064**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

O	Denominación	Presupuesto 2005
	Gastos de Personal	82.270.975.971
	Materiales y Suministros	4.721.854.341
	Servicios no Personales	18.972.037.317
	Activos Reales	11.511.710.786
	Activos Financieros	372.000.000
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.324.530.879
	Transferencias	40.629.881.141
	Otros Gastos de Instituciones Descentralizadas	1.876.223.629
	TOTAL	**182.679.214.064**

CAPITULO III

IENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
ı Bolívares)

Denominación	Presupuesto 2005
ıenta Corriente	
A. Ingresos Corrientes	**177.330.440.435**
Transferencias Para Financiar Gastos Corrientes	172.058.007.266
Del Sector Privado	5.241.350.000
Aporte del Fondo de Jubilaciones y Pensiones del Personal Docente y Administrativo	5.241.350.000
Del Sector Público	166.816.657.266
De la Administración Central	166.816.657.266
Recursos Ordinarios	160.658.261.018
Otras Fuentes de Financiamiento	6.158.396.248
Ingresos por Actividades Propias	4.022.433.169
Venta de Bienes	10.000.000
Venta de Productos Principales del Sector Primario	10.000.000
Venta de Servicios	3.835.518.557
Venta de Otros Servicios	3.835.518.557
Ingresos no Tributarios	176.914.612
Venta de Bienes y Servicios	176.914.612
Otros Ingresos Corrientes	1.250.000.000
Ingresos de la Propiedad	700.000.000
Intereses por Dinero en Depósitos	700.000.000
Otros Ingresos Diversos	550.000.000
B. Gastos Corrientes	**148.470.972.399**
Gastos de Consumo	107.841.091.258
Gastos de Personal	82.270.975.971
Materiales y Suministros	4.721.854.341
Servicios no Personales	18.972.037.317
Otros Gastos de Instituciones Descentralizadas	1.876.223.629
Depreciación y Amortización	1.876.223.629
Otros Gastos Corrientes	40.629.881.141
Transferencias	40.629.881.141
Transferencias Corrientes al Sector Privado	36.903.700.415
Becas Universitarias en el País	2.011.200.000
Jubilaciones	15.990.354.135
Pensiones	4.224.317.941
Asistencia Socioeconómica al Personal Jubilado	12.731.552.996
Asistencia Socioeconómica al Personal Pensionado	1.946.275.343
Transferencias Corrientes al Sector Público	60.000.000
Transferencias Corrientes a los Entes Descentralizados	5.512.656
Transferencias Corrientes a Otros Organismos del Sector Público	54.487.344
Otras Transferencias Corriente Diversas	3.666.180.726
Otras Transferencias Corrientes al Sector Privado	346.200.998
Transferencias Corrientes y de Capital Diversas	3.319.979.728
C. Resultado Económico : Ahorro/(Desahorro)	**28.859.468.036**
ıenta Capital	
A. Recursos de Capital	**30.813.241.665**
Ahorro en la Cuenta Corriente	28.859.468.036
Transferencias Para Financiar Gastos de Capital	77.550.000

:NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
Bolívares)

Denominación	Presupuesto 2005
Del Sector Público	77.550.000
De la Administración Central	77.550.000
Recursos Ordinarios	77.550.000
Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas.	1.876.223.629
Gastos de Capital	**11.511.710.786**
Activos Reales	11.427.466.443
Repuestos y Reparaciones Mayores	242.636.180
Adquisición de Maquinarias y Demás Equipos	9.747.901.508
Otros Activos Reales	1.436.928.755
Activos Intangibles	84.244.343
Resultado Financiero : Superávit / (Déficit)	**19.301.530.879**
nta Financiera	
Recursos Financieros	**22.696.530.879**
Activos Financieros	3.395.000.000
Disminución de Cajas y Bancos	1.246.373.259
Disminución de Inversiones Temporales	2.053.626.741
Recuperación de Préstamos	95.000.000
Superávit Financiero	19.301.530.879
Aplicaciones Financieras	**22.696.530.879**
Activos Financieros	372.000.000
Concesión de Préstamos	372.000.000
Pasivos Financieros	22.324.530.879
Servicio de la Deuda y Disminución de Otros Pasivos	22.324.530.879
Disminución de Cuentas y Efectos a Pagar	22.324.530.879

A0090
Universidad Pedagógica Experimental
Libertador (UPEL)

IIVERSIDAD PEDAGÓGICA EXPERIMENTAL LIBERTADOR (UPEL)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Pedagógica Experimental Libertador (UPEL) es una universidad para pensar, conocer y hacer ducación; un centro de aprendizaje permanente, con visión prospectiva y pensamiento crítico, que asume su onsabilidad intelectual de manera autónoma y con rigor científico; un espacio abierto a la comunidad para la queda de soluciones y respuestas a sus necesidades y posibilidades y cuyos propósitos son:

La formación, profesionalización, perfeccionamiento, capacitación y actualización de ciudadanos para desempeñarse en el ámbito educativo, con cultura investigativa, partícipes de una educación permanente que e permita la búsqueda, evaluación y aplicación de información pertinente, para posibilitar las transformaciones a partir de sus conocimientos.

La educación y promoción de las comunidades del saber, los valores culturales, científicos y humanísticos que contribuyen al refuerzo de la propia identidad, de la esencia de nuestro ser, para partir de allí al encuentro con o global.

La constitución de la pedagogía como un lugar privilegiado para el reencuentro con la ética, la estética y sus undamentos y la generación de espacios que permitan al hombre el aprecio por la cultura, el deporte y la ecreación como formas esenciales para su realización plena.

En el cumplimiento de sus propósitos la Universidad integra la docencia, la investigación y la extensión en un quehacer universitario, enriqueciéndose en su interacción continua empleando la más moderna tecnología, la poración a las redes de investigadores y académicos, organizándose en una auténtica comunidad crítica; ta estructuras académicas y administrativas flexibles que propicien la reintegración del conocimiento y el ajo interdisciplinario y transdisciplinario y profundiza las relaciones de coordinación con el Estado, la sociedad y el sector productivo.

La Universidad fundamenta su desempeño en su visión y misión, concibiendo para ello el conjunto de políticas expresan la dirección de su transformación, contenido en su Plan de Desarrollo 2001-2005:

Formación de educadores para el aprender a ser y para el aprender haciendo.

Construcción y apropiación del Ethos UPEL.

Promoción y reconocimiento del talento humano.

Pertinencia y correspondencia entre el modelo organizativo y el modelo curricular.

Anticipación y generación de los futuros posibles.

Desempeño gerencial con nuevos referentes.

Apertura, diálogo y participación.

nvestigación como soporte y fundamento del quehacer universitario.

Ética y racionalidad presupuestaria y de administración.

Tecnología como soporte de las funciones esenciales de la Universidad.

CA DE FINANCIAMIENTO

Presupuesto de Ingresos de la UPEL para el ejercicio fiscal 2005 es de Bs. 328.031.006.154 ı financiados con recursos otorgados por el Ejecutivo Nacional como Aporte Fiscal de 7.616.594.163, con ingresos generados por actividades propias Bs. 6.500.000.000, por transferencias de mos privados (Fondo de Jubilaciones y Pensiones de la Universidad) Bs. 1.300.000.000 y por Recursos de Bs. 2.614.411.991.

Presupuesto de Gastos está formulado bajo la política de mayor rendimiento de los recursos y criterio de lización del gasto. No se programaron incrementos de recursos para los servicios que auxilian o apoyan a la ción básica e institucional, tales como Dirección Superior, Administración, Consultaría Jurídica, Planificación tros, solamente el estrictamente necesario. El presupuesto de Gastos fue formulado con la visión del ahorro to corriente de manera de fomentar la inversión productiva.

Universidad Pedagógica Experimental Libertador a objeto de ratificar el fiel cumplimiento a La Ley Orgánica \dministración Financiera del Sector Público, de acuerdo al artículo 49, no adquirirá compromisos por ɔs, servicios o laborales para los cuales no existan créditos presupuestarios y no se podrán disponer de ; para una finalidad distinta a la prevista.

, créditos presupuestarios orientados al programa Enseñanza deben garantizar la Formación de Educadores aprender a ser y el aprender haciendo; profesionales de la docencia con sentido ético, espíritu democrático, ı de la especialidad ,de los métodos y técnicas pedagógicas, para satisfacer las necesidades del sistema vo Venezolano; formar recursos de alto nivel para la docencia así como también para el ejercicio de əs técnicas de apoyo a la docencia, conforme a los requerimientos del sistema educativo y a las ades del país y a contribuir al intercambio científico con otras Instituciones de Educación Superior de ela y el exterior.

recursos programados para Investigación deberán favorecer la investigación como soporte y fundamento ehacer Universitario; generar nuevos conocimientos e innovaciones así como los cambios y maciones requeridas que propicien en términos de excelencia el mejoramiento de la calidad de la ón de la comunidad local, regional y nacional como una contribución al desarrollo humanístico, científico, gico, social y cultural del país.

recursos presupuestados para el programa de extensión deben financiar las actividades que conlleven la formación de educadores, como al desarrollo de los procesos de apertura, diálogo y participación itaria; deben orientarse al mejoramiento de los docentes en servicios a través de programas de ıción y actualización; realización de actividades de difusión y desarrollo sociocultural y deportivas que yan a la mejor preparación del docente, a elevar la calidad de la educación y a la integración permanente universidad y la comunidad.

el programa Actividades Centrales los créditos presupuestarios soportan el desempeño Gerencial de la ɔn con nuevos referentes, a la promoción y reconocimiento del talento humano, a la ética y racionalidad estaria y administrativa, a la atención socioeconómica del estudiante y del trabajador Universitario, así l desarrollo tecnológico como soporte fundamental de la información y así desarrollar un conjunto de ; en materia legal, administrativa y técnica para apoyar y asesorar las funciones básicas de la Universidad.

'rograma Actividades Comunes contribuirá al desarrollo de los Servicios Bibliotecarios y los laboratorios os para apoyar la formación del docente.

gastos de personal fueron proyectados en condiciones similares al gasto ejecutado durante el ejercicio ı04, garantizando la cancelación de sueldos y salarios. Los beneficios socioeconómicos del personal se ɔn con la base del sueldo y salario del tabulador aprobado por el CNU en las Normas de Homologación 03. Se calculó la prima de antigüedad de los titulares a tiempo completo y a dedicación exclusiva sobre la l crecimiento de un año, de la misma manera que la prima de antigüedad de los obreros, para el personal rativo se estimó la prima de antigüedad sobre el 1,5% del sueldo tabla del trabajador. Se proyecto el) de Cesta Ticket para el personal administrativo y docente a tiempo completo, tomándose como base la ·ibutaria vigente.

Se observa un crecimiento de Bs. 29.137.577.972 en la partida 4.01 "Gastos de Personal", el cual es producto, lamentalmente, de las reposiciones de cargos para garantizar el cumplimiento de las actividades específicas de Iniversidad, 59 docentes a tiempo completo, 15 cargos para personal administrativo, y se incrementan 80 los a obreros.

Se estima que cambiaran de escalafón académico docentes en las categorías de asistente y agregados tiempo pleto y asistentes a dedicación exclusiva, y para conceder cambios de dedicación de medio tiempo, tiempo pleto con categorías de instructores, asistentes, agregados, asociados y titular. Estos últimos con el propósito anar horas docentes y sustituir las horas contratadas por docentes ordinarios.

Las contrataciones de personal deberán someterse a los procesos de contratación internos; en el caso de icios específicos tendrán un límite máximo de tres meses, previo estudio y aprobación de la máxima autoridad; ingún caso la vigencia de las contrataciones puede exceder el ejercicio económico.

El Consejo Universitario no podrá negociar y aprobar cláusulas ni establecer normas que impliquen ementos en las erogaciones presupuestarias por sueldos y beneficios adicionales básicos y complementarios, cuanto estos están regulados por los acuerdos laborales aprobados por el Consejo Nacional de Universidades, ıvés de las Normas de Homologación. Tampoco podrán acordar la creación de beneficios adicionales distintos s que hayan sido legalmente aprobados con anterioridad a la vigencia de estas políticas.

Las preparadurías fueron estimadas de acuerdo a lo establecido por la OPSU, Bs. 92.917 (mínimo a cada a, ayudantía o preparaduría) para un preparador de doce horas a la semana; estimados sólo 317 preparadores ı el ejercicio.

Lo renglones de materiales y suministros y servicios no personales fueron ajustados a los niveles de inflación ectados por el Ejecutivo Nacional para el próximo año , más el déficit del año 2004. Los servicios básicos n proyectados para cubrir los doce meses del año.

Los activos reales obtuvo un crecimiento de un Bs. 1,0 millardos financiado con ingresos propios destinados a ontinuación del cableado para la nueva plataforma tecnológica de la Universidad, Bs. 1,8 millardos para nuevos ectos.

En materia de construcción de obras, todos los recursos disponibles deben garantizar, en primer lugar, la inuación de las obras en ejecución y el mantenimiento de las existentes.

Por disminución de pasivos contempla la cancelación del 50% de la deuda 2002-2003, el 8,5% de intereses de taciones sociales del personal docente y administrativo, anticipo de prestaciones sociales y fideicomiso a ros.

Los recursos para la cancelación de Prestaciones Sociales (Antigüedad e Intereses) del personal, cuya ción de trabajo finalizó por jubilación, pensión, retiro o por cualquier otra causa estarán centralizado en la na de Planificación del Sector Universitario (OPSU) y se cancelarán en estricto orden cronológico de retiro del ionario.

El presupuesto 2005 no refleja la deuda reconocida entre los años 2000 al 2003, ya que ésta fue solicitada la Oficina de Planificación del Sector Universitario para su debida asignación de recursos presupuestarios y ıcieros, suponiendo que será en el año cancelada.

Las becas en efectivo y ayudantías se ajustaron a un monto mínimo homologados en todas las Universidades s. 92.917 por beneficiario, pero manteniendo la misma cantidad de becarios que se presupuestó para el 2004.

Las jubilaciones, pensiones y los recursos para sobrevivientes se formularon con la estructura de cargos nte a la fecha. La antigüedad de los profesores jubilados deberá congelarse a partir de la fecha efectiva de su ación.

CAPITULO I

SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
›s Corrientes	**325.416.594.163**
ısferencias Para Financiar Gastos Corrientes	318.916.594.163
Del Sector Privado	1.300.000.000
Del Sector Público	317.616.594.163
esos por Actividades Propias	6.500.000.000
Ingresos no Tributarios	6.500.000.000
os de Capital	**2.614.411.991**
emento de la Depreciación y Amortización Acumulada, Previsiones y ıs Reservas	2.614.411.991
	328.031.006.154

CAPITULO II

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
Corrientes	**282.774.098.420**
:os de Consumo	171.472.541.953
›astos de Personal	141.374.753.926
lateriales y Suministros	8.083.903.465
ervicios no Personales	19.399.472.571
›tros Gastos de Instituciones Descentralizadas	2.614.411.991
Depreciación y Amortización	2.614.411.991
s Gastos Corrientes	111.301.556.467
ransferencias	111.301.556.467
Transferencias Corrientes al Sector Privado	105.359.104.753
Transferencias Corrientes al Sector Público	3.110.814.254
Otras Transferencias	2.831.637.460
de Capital	**7.575.998.547**
'os Reales	7.575.998.547
dquisición de Maquinarias y Demás Equipos	6.465.765.965
›tros Activos Reales	1.110.232.582
:iones Financieras	**37.680.909.187**
vos Financieros	37.680.909.187
ervicio de la Deuda Pública y Disminución de Otros Pasivos	37.680.909.187
Disminución de Otros Pasivos no Circulantes	37.680.909.187
	328.031.006.154

:TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
rícula de Pregrado	Alumno	61.637
·ícula de Postgrado	Alumno	9.474
ɜsados de Pregrado	Egresado	13.478
ɜsados de Postgrado	Egresado	1.035
/idades de Investigación	Proyecto	300
/idades de Extensión	Curso, Taller, Seminario y/o Charla	900
tencia Socioeconómica al Estudiante	Becario	2.136

ASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
ı Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
;onal Fijo a Tiempo Completo	**5.208**	**64.709.249.535**
Directivo	50	1.808.617.794
Profesional y Técnico	1.273	20.366.434.319
Administrativo	866	7.013.264.858
Docente	1.879	28.261.865.242
Obrero	1.140	7.259.067.322
;onal Fijo a Tiempo Parcial	**138**	**1.114.609.991**
Profesional y Técnico	90	722.226.882
Administrativo	3	13.647.551
Docente	45	378.735.558
;onal Contratado	**1.064**	**4.986.960.699**
Profesional y Técnico	36	331.220.112
Administrativo	24	128.150.784
Docente	980	4.401.653.163
Obrero	24	125.936.640
'AL	**6.410**	**70.810.820.225**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
Bolívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	321	1.033.112.171
	321.236 - 371.235	308	1.288.153.632
	371.236 - 421.235	4	18.442.607
	421.236 - 471.235	166	912.148.544
	471.236 - 521.235	217	1.342.217.662
	521.236 - 571.235	288	1.926.896.121
	571.236 - 621.235	18	132.251.293
	621.236 - 671.235	37	291.663.845
	671.236 - 721.235	565	4.872.152.898
	721.236 - 771.235	82	740.991.148
	771.236 - 821.235	260	2.517.485.233
	821.236 - 871.235	3	31.306.296
	871.236 - 921.235	1.058	11.226.402.659
	921.236 - 971.235	121	1.377.663.246
	971.236 - 1.021.235		
	1.021.236 - 1.071.235	176	2.198.508.612
	1.071.236 - MAS	1.622	33.516.420.296
	TOTAL	**5.246**	**63.425.816.263**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
3olívares)

ɔ	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235		
	371.236 - 421.235		
	421.236 - 471.235	483	2.607.270.866
	471.236 - 521.235	134	798.263.061
	521.236 - 571.235	103	680.123.907
	571.236 - 621.235	224	1.544.840.274
	621.236 - 671.235	122	950.468.403
	671.236 - 721.235	98	804.037.451
	721.236 - 771.235		
	771.236 - 821.235		
	821.236 - 871.235		
	871.236 - 921.235		
	921.236 - 971.235		
	971.236 - 1.021.235		
	1.021.236 - 1.071.235		
	1.071.236 - MAS		
	TOTAL	**1.164**	**7.385.003.962**

.ASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
n Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
ente	**1.938**	**81.062.444.922**
Jubilado	1.910	80.296.634.782
Pensionado	28	765.810.140
iinistrativo	**739**	**14.495.991.138**
Profesional y Técnico	394	9.760.731.942
Jubilado	384	9.515.554.134
Pensionado	10	245.177.808
Apoyo	345	4.735.259.196
Jubilado	329	4.357.760.450
Pensionado	16	377.498.746
ero	**664**	**6.589.481.046**
Jubilado	615	5.396.475.501
Pensionado	49	1.193.005.545
'AL	**3.341**	**102.147.917.106**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
n Bolívares)

)GRAMAS POR PARTIDAS

go	01	02	03	04	05	06	TOTAL
1	64.864.962.787	1.567.542.798	2.206.702.377	69.676.745.930	3.058.800.034		**141.374.753.926**
2	1.084.559.261	1.115.504.754	830.127.643	4.555.930.392	497.781.415		**8.083.903.465**
3	1.363.107.989	1.819.389.564	1.361.306.158	13.695.959.479	1.159.709.381		**19.399.472.571**
4	300.316.089	697.045.271	160.000.000	5.638.746.365	779.890.822		**7.575.998.547**
6				21.976.474.037		15.704.435.150	**37.680.909.187**
7	4.110.814.254		60.000.000	2.699.611.187		104.431.131.026	**111.301.556.467**
8				2.614.411.991			**2.614.411.991**
AL	**71.723.760.380**	**5.199.482.387**	**4.618.136.178**	**120.857.879.381**	**5.496.181.652**	**120.135.566.176**	**328.031.006.154**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

)GRAMAS

)digo	Denominación	Presupuesto 2005
01	Enseñanza	71.723.760.380
02	Investigación	5.199.482.387
03	Extensión	4.618.136.178
04	Actividades Centrales	120.857.879.381
05	Actividades Comunes	5.496.181.652
06	No Asignables a Programas	120.135.566.176
	TOTAL	**328.031.006.154**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

ĐAS

ɪo	Denominación	Presupuesto 2005
	Gastos de Personal	141.374.753.926
!	Materiales y Suministros	8.083.903.465
;	Servicios no Personales	19.399.472.571
!	Activos Reales	7.575.998.547
;	Servicio de la Deuda Pública y Disminución de Otros Pasivos	37.680.909.187
'	Transferencias	111.301.556.467
;	Otros Gastos de Instituciones Descentralizadas	2.614.411.991
	TOTAL	**328.031.006.154**

CAPITULO III

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
Bolívares)

Denominación	Presupuesto 2005
ta Corriente	
Ingresos Corrientes	**325.416.594.163**
Transferencias Para Financiar Gastos Corrientes	318.916.594.163
Del Sector Privado	1.300.000.000
Aporte del Fondo de Pensiones y Jubilaciones	1.300.000.000
Del Sector Público	317.616.594.163
De la Administración Central	317.616.594.163
Recursos Ordinarios	305.896.541.838
Otras Fuentes de Financiamiento	11.720.052.325
Ingresos por Actividades Propias	6.500.000.000
Ingresos no Tributarios	6.500.000.000
Venta de Bienes y Servicios	6.500.000.000
Gastos Corrientes	**282.774.098.420**
Gastos de Consumo	171.472.541.953
Gastos de Personal	141.374.753.926
Materiales y Suministros	8.083.903.465
Servicios no Personales	19.399.472.571
Otros Gastos de Instituciones Descentralizadas	2.614.411.991
Depreciación y Amortización	2.614.411.991
Otros Gastos Corrientes	111.301.556.467
Transferencias	111.301.556.467
Transferencias Corrientes al Sector Privado	105.359.104.753
Pensiones	4.319.478.542
Jubilaciones	52.066.030.806
Becas Escolares	2.381.691.186
Becas de Perfeccionamiento en el País	1.157.920.000
Asistencia Social Personal Jubilado	45.433.984.219
Transferencias Corrientes al Sector Público	3.110.814.254
Aporte al Instituto de Previsión del Profesorado (I.P.P)	3.110.814.254
Otras Transferencias Corriente Diversas	2.831.637.460
Transferencias a Fundación UPEL	160.000.000
Becas Atletas	60.000.000
Asistencia Social Personal Pensionado	2.611.637.460

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
n Bolívares)

Denominación	Presupuesto 2005
C. Resultado Económico : Ahorro/(Desahorro)	**42.642.495.743**
uenta Capital	
A. Recursos de Capital	**45.256.907.734**
Ahorro en la Cuenta Corriente	42.642.495.743
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	2.614.411.991
B. Gastos de Capital	**7.575.998.547**
Activos Reales	7.575.998.547
Adquisición de Maquinarias y Demás Equipos	6.465.765.965
Otros Activos Reales	1.110.232.582
C. Resultado Financiero : Superávit / (Déficit)	**37.680.909.187**
uenta Financiera	
A. Recursos Financieros	**37.680.909.187**
Superávit Financiero	37.680.909.187
B. Aplicaciones Financieras	**37.680.909.187**
Pasivos Financieros	37.680.909.187
Servicio de la Deuda y Disminución de Otros Pasivos	37.680.909.187
Disminución de Otros Pasivos no Circulantes	37.680.909.187

A0091

Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)

IIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS ;CIDENTALES EZEQUIEL ZAMORA (UNELLEZ)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Institución tiene planificado ofrecer para el 2.005 a la colectividad universitaria y a la población de la ɔn de los llanos occidentales, servicios de calidad a través de la enseñanza, investigación y extensión, lo que ılsara el crecimiento de la región.

Se establece como meta principal atender una matrícula estudiantil de pregrado de 42.395 alumnos, a ɘs de la "Misión Sucre" estrategia de formación que permite incorporar al sistema educativo superior a los ıilleres que conforman la población flotante, cumpliendo así con los lineamientos establecidos por el Presidente a República, así como también con la creación de nuevas carreras que nos permitan impulsar mas el ırrollo de la región. Se estima atender 698 estudiantes de postgrado Especialización, 980 estudiantes de grado Maestría y 30 estudiantes de Doctorado, brindándole a la comunidad estudiantil los mejores servicios permitan un adecuado desempeño académico, otorgando 2.506 becas estudiantiles.

De la misma forma y con miras a mejorar el desarrollo profesional del personal docente y preparar la ɘración de relevo profesoral, se estima mantener un promedio de 12 profesores becados en estudios de stría y doctorados, que permita divulgar el conocimiento.

En relación a la investigación, la Universidad tiene como política atender en forma preferencial los lemas prioritarios de la región, en tal sentido se estima 877 proyectos de investigación.

La Extensión es otro servicio fundamental que presta la Institución a la colectividad regional y nacional, ɔo considerada como el vínculo más eficiente entre el pueblo y la institución, dado que permite la difusión del ıcimiento científico generado por las investigaciones, la cultura y las artes. Hacia su cumplimiento se espera ır, entre otros, las metas siguientes: 69 Proyectos de Extensión, 103 Cursos de Extensión, 138 Actividades ɘciales, 57 Asesorías, 16 Asistencias Técnicas y 49 Jornadas Técnicas de Extensión.

La propuesta de aporte aprobada por el Consejo Nacional de Universidades (CNU), garantiza los gastos os de personal, materiales y suministros y servicios no personales más el crecimiento natural, en las partidas importantes que han venido decreciendo por efecto inflacionario.

En este sentido el presupuesto equilibrado aprobado por el Consejo Directivo en sesión ordinaria ·6-10-2005, y en concordancia con los lineamientos impartidos por el CNU, cubre los siguientes gastos:

Recurrencia total de los gastos de personal (activo y pasivo) en sus componentes de sueldos, salarios, primas y compensaciones, tomando en consideración la estructura de cargos vigente.

Recurrencia del bono vacacional calculado sobre la base de 90 días con la formula acordada en las Normas de Homologación 2002 – 2003 y aguinaldos.

Recurrencia total de los aportes patronales: caja de ahorro (10%), fondo de jubilaciones y pensiones (6%), Ley Política Habitacional (2%), Seguro Social Obligatorio (1%) y Seguro Paro Forzoso (1.70%), todos calculados sobre la base de los parámetros establecidos en los criterios para la determinación del gasto universitario.

Garantizar el pago de antigüedad del personal docente titular, administrativo y obreros.

Recurrencia del programa actual de becarios en el exterior.

Recurrencia de los servicios estudiantiles (becas, comedor, transporte, residencias, etc.); los servicios básicos (electricidad, agua, teléfono y los servicios de vigilancia a contratar para el 2005.

Recurrencia de gastos de funcionamiento, partidas de materiales, suministros, servicios no personales, e imprevistos presupuestarios.

CAPITULO I

SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS ɜolívares)

Denominación	Presupuesto 2005
ɪs Corrientes	**90.540.312.899**
ɪsferencias Para Financiar Gastos Corrientes	89.740.312.899
Del Sector Público	89.740.312.899
esos por Actividades Propias	800.000.000
Ingresos no Tributarios	800.000.000
os de Capital	**320.000.000**
ɘmento de la Depreciación y Amortización Acumulada	
ʌisiones y Otras Reservas	320.000.000
os Financieros	**2.849.381.773**
vos Financieros	2.849.381.773
Disminución de Caja y Bancos	2.849.381.773
	93.709.694.672

CAPITULO II

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS ɜolívares)

Denominación	Presupuesto 2005
. Corrientes	**77.175.207.616**
tos de Consumo	59.432.204.471
ɪastos de Personal	39.705.228.473
ɬateriales y Suministros	2.711.187.869
ɪervicios no Personales	16.695.788.129
)tros Gastos de Instituciones Descentralizadas	320.000.000
Depreciación y Amortización	320.000.000
s Gastos Corrientes	17.743.003.145
'ransferencias	17.743.003.145
Transferencias Corrientes al Sector Privado	17.707.603.145
Transferencias Corrientes al Sector Público	35.400.000
; de Capital	**4.277.704.278**
ʌos Reales	4.128.333.324
ɩepuestos y Reparaciones Mayores	387.182.060
ɩdquisición de Maquinarias y Demás Equipos	1.534.151.264
)bras de Infraestructuras - Estudios y Proyectos	2.081.000.000
꞉studios y Proyectos Para Inversión en Activo Fijo	6.000.000
ɔonservaciones Ampliaciones y Mejoras	120.000.000
ʋos Intangibles	149.370.954
ɔiones Financieras	**12.256.782.778**
ivos Financieros	12.256.782.778
ɜervicio de la Deuda Pública y Disminución de Otros Pasivos	12.256.782.778
Disminución de Cuentas y Efectos a Pagar	12.256.782.778
	93.709.694.672

.TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
ícula de Pregrado	Alumno	42.395
ícula de Postgrado	Alumno	1.708
:sados de Pregrado	Egresado	1.511
:sados de Postgrado	Egresado	103
/idades de Investigación	Proyecto	877
/idades de Extensión	Curso, Taller, Seminario y/o Charla	432
tencia Socioeconómica al Estudiante	Becario	2.506

ASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO ı Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
;onal Fijo a Tiempo Completo	**1.467**	**15.829.519.569**
Directivo	178	543.192.516
Profesional y Técnico	377	4.391.396.460
Administrativo	123	698.389.776
Docente	541	8.647.745.457
Obrero	248	1.548.795.360
;onal Fijo a Tiempo Parcial	**93**	**456.318.792**
Profesional y Técnico	5	28.651.584
Docente	88	427.667.208
;onal Contratado	**133**	**1.925.546.917**
Profesional y Técnico	54	609.900.877
Administrativo	4	15.646.040
Docente	75	1.300.000.000
TAL	**1.693**	**18.211.385.278**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS 3olívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235	5	22.274.100
	371.236 - 421.235	9	45.493.380
	421.236 - 471.235	68	384.527.760
	471.236 - 521.235	16	100.077.120
	521.236 - 571.235	85	582.659.700
	571.236 - 621.235	22	164.006.040
	621.236 - 671.235	86	692.714.520
	671.236 - 721.235	94	813.553.080
	721.236 - 771.235	14	129.567.480
	771.236 - 821.235	18	177.386.760
	821.236 - 871.235	25	261.370.500
	871.236 - 921.235	25	261.370.800
	921.236 - 971.235	56	619.070.592
	971.236 - 1.021.235	296	3.627.426.720
	1.021.236 - 1.071.235	101	1.298.336.820
	1.071.236 - MAS	525	7.482.754.546
	TOTAL	**1.445**	**16.662.589.918**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS 3olívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	20	77.096.400
	321.236 - 371.235	25	111.370.500
	371.236 - 421.235	8	40.438.560
	421.236 - 471.235	20	113.096.400
	471.236 - 521.235	53	331.505.460
	521.236 - 571.235	62	424.998.840
	571.236 - 621.235	55	410.015.100
	621.236 - 671.235	5	40.274.100
	671.236 - 721.235		
	721.236 - 771.235		
	771.236 - 821.235		
	821.236 - 871.235		
	871.236 - 921.235		
	921.236 - 971.235		
	971.236 - 1.021.235		
	1.021.236 - 1.071.235		
	1.071.236 - MAS		
	TOTAL	**248**	**1.548.795.360**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**206**	**4.940.203.680**
Jubilado	202	4.819.176.192
Pensionado	4	121.027.488
Administrativo	**205**	**2.286.050.352**
Profesional y Técnico	48	738.438.696
Jubilado	46	712.814.028
Pensionado	2	25.624.668
Apoyo	157	1.547.611.656
Jubilado	146	1.448.281.824
Pensionado	11	99.329.832
Obrero	**80**	**465.141.456**
Jubilado	72	421.139.460
Pensionado	8	44.001.996
TOTAL	**491**	**7.691.395.488**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	20.431.615.463	143.198.096	1.058.491.182	16.717.256.034	1.354.667.698		**39.705.228.473**
4.02	431.981.785	1.086.814.721	435.960.885	659.574.993	96.855.485		**2.711.187.869**
4.03	365.682.640	763.434.092	346.900.000	15.158.738.518	61.032.879		**16.695.788.129**
4.04	588.468.329	595.083.708	179.848.510	2.624.845.200	289.458.531		**4.277.704.278**
4.06				5.041.963.631		7.214.819.147	**12.256.782.778**
4.07	41.400.000		106.684.395	2.408.000.594		15.186.918.156	**17.743.003.145**
4.08						320.000.000	**320.000.000**
TOTAL	**21.859.148.217**	**2.588.530.617**	**2.127.884.972**	**42.610.378.970**	**1.802.014.593**	**22.721.737.303**	**93.709.694.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	21.859.148.217
02	Investigación	2.588.530.617
03	Extensión	2.127.884.972
04	Actividades Centrales	42.610.378.970
05	Actividades Comunes	1.802.014.593
06	No Asignables a Programas	22.721.737.303
	TOTAL	**93.709.694.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	39.705.228.473
4.02	Materiales y Suministros	2.711.187.869
4.03	Servicios no Personales	16.695.788.129
4.04	Activos Reales	4.277.704.278
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.256.782.778
4.07	Transferencias	17.743.003.145
4.08	Otros Gastos de Instituciones Descentralizadas	320.000.000
	TOTAL	**93.709.694.672**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**90.540.312.899**
Transferencias Para Financiar Gastos Corrientes	89.740.312.899
Del Sector Público	89.740.312.899
De la Administración Central	89.740.312.899
Recursos Ordinarios	86.428.895.353
Otras Fuentes de Financiamiento	3.311.417.546
Ingresos por Actividades Propias	800.000.000
Ingresos no Tributarios	800.000.000
Venta de Bienes y Servicios	800.000.000
B. Gastos Corrientes	**77.175.207.616**
Gastos de Consumo	59.432.204.471
Gastos de Personal	39.705.228.473
Materiales y Suministros	2.711.187.869
Servicios no Personales	16.695.788.129
Otros Gastos de Instituciones Descentralizadas	320.000.000
Depreciación y Amortización	320.000.000
Otros Gastos Corrientes	17.743.003.145
Transferencias	17.743.003.145
Transferencias Corrientes al Sector Privado	17.707.603.145
Jubilados	14.143.971.815
Pensionados	1.042.946.341
Beca Universitarias en el País	1.614.000.000
Otras Transferencias Directas a Personas	297.284.395
Subsidios a Organismos Labores y Gremiales	609.400.594
Transferencias Corrientes al Sector Público	35.400.000
Transferencias Corrientes a Otros Organismos del Sector Público	35.400.000
C. Resultado Económico : Ahorro/(Desahorro)	**13.365.105.283**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**13.685.105.283**
Ahorro en la Cuenta Corriente	13.365.105.283
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	320.000.000
B. Gastos de Capital	**4.277.704.278**
Activos Reales	4.128.333.324
Repuestos y Reparaciones Mayores	387.182.060
Adquisición de Maquinarias y Demás Equipos	1.534.151.264
Obras de Infraestructura	2.081.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	6.000.000
Conservaciones Ampliaciones y Mejoras	120.000.000
Activos Intangibles	149.370.954
C. Resultado Financiero : Superávit / (Déficit)	**9.407.401.005**
III. Cuenta Financiera	
A. Recursos Financieros	**12.256.782.778**
Activos Financieros	2.849.381.773
Disminución de Caja y Bancos	2.849.381.773
Superávit Financiero	9.407.401.005
B. Aplicaciones Financieras	**12.256.782.778**
Pasivos Financieros	12.256.782.778
Servicio de la Deuda y Disminución de Otros Pasivos	12.256.782.778
Disminución de Cuentas y Efectos a Pagar	12.256.782.778

A0092
Universidad Nacional Experimental del Táchira
(UNET)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL TÁCHIRA (UNET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

En el año 2005 la Universidad tiene previsto alcanzar sus objetivos y metas trazadas en el Plan Operativo Anual a través de la cuota presupuestaria proveniente del Ejecutivo Nacional en Bs. 59.057.787.564 y por parte de los ingresos propios estimados, provenientes de la venta de bienes y servicios, intereses por colocaciones bancarias y otros por Bs. 5.405.476.548.

La Universidad ha elaborado el presupuesto basados en las directrices emanadas de la Oficina de Planificación del Sector Universitario (OPSU), Oficina Nacional de Presupuesto (ONAPRE) y Ministerio de Educación Superior, en concordancia con lo establecido en la Ley Orgánica de Administración Financiera del Sector Público y lineamientos internos de la Institución. En tal sentido, el Departamento de Presupuesto organizó la toma de decisiones de los ejecutores descentralizados de la Gestión financiera de la Universidad como lo son, Rectorado, Vicerrectorado Académico, Vicerrectorado Administrativo, Secretaría, Decanatos, Dirección de Planificación, Dirección de Servicios Generales, Dirección de Finanzas, Dirección de Recursos Humanos y Dirección de Biblioteca.

De esta manera el Departamento de Presupuesto estructura y organiza la elaboración del presupuesto según la Ley y los lineamientos generales de la Institución a través del Plan Operativo anual.

En cuanto a la Estructura Programática OPSU presentó una propuesta a través de jornadas de trabajos con la participación de las Universidades pilotos, siento esta Casa de Estudio una de ellas, en donde se acordó, que la estructura programática presupuestaria en el año 2005 se aplicará de manera experimental, ya que es necesario adaptar los sistemas y procedimientos utilizados por las diferentes instituciones. El Departamento de Presupuesto y la Dirección de Planificación respetó las normas técnicas generales para las Universidades Nacionales, se adaptaron de once (11) programas a seis (6), todo ello con el visto bueno de los ejecutores de programas y autoridades universitarias el mismo quedó estructurado de la siguiente manera: (01) Enseñanza, (02) Investigación, (03) Extensión, (04) Actividades Centrales, (05) Actividades Comunes y (06) Partidas no Asignables a Programas.

Asimismo, las acciones de la Universidad están orientadas a:

- Ejecutar y seguir los planes y programas académicos de la Universidad destinados a la formación de recursos humanos a nivel superior, a la innovación en el proceso educativo y a la transformación y elevación del medio cultural, social y tecnológico a través del proceso educativo.
- Ejecutar y seguir los planes y programas destinados, a apoyar a los organismos encargados de la planificación y estudio del desarrollo regional y nacional.
- Ejecutar y seguir los planes y programas destinados a la generación y aplicación del conocimiento de todos los campos del saber.
- Suministrar el personal calificado para todo tipo de actividad académica.
- Formar y actualizar profesionalmente al individuo, proporcionándole los conocimientos y el entrenamiento necesario para la preparación de expertos de elevada competencia en áreas específicas.
- Suministrar las bases metodológicas para la investigación y la profundización en una campo determinado del conocimiento.
- Preparar profesionales comprometidos con el desarrollo social y sostenido de la región.
- Planificar, organizar y controlar la función administrativa, optimizando sus recursos en pro de la calidad de la Investigación.

- Propiciar las actividades de investigación, motivando la incorporación de docentes a grupos de investigación ya conformados.
- Motivar y propiciar la vinculación del postgrado de la UNET, definiendo líneas de investigación prioritarias y relevantes a problemas detectados que afecten la comunidad tachirense y su entorno.
- Proponer programas de cooperación con otros organismos de investigación, que hayan o estén interviniendo en el proceso de desarrollo de la región.
- Las Coordinaciones del Decanato de Investigación, tienen como función especifica, dirigir, seguir y controlar el proceso de admisión, selección y evaluación, permanente de proyectos de investigación que se desarrollan en la Universidad, así como también la de dirigir las actividades interdisciplinarias e ínter departamentales que se generen.
- Orientar y estimular a profesores y estudiantes hacia la Extensión Universitaria como función académica.
- Determinar y jerarquizar áreas y programas de Extensión, privilegiando aquellas que apuntan al conocimiento y desarrollo institucional, regional y nacional.
- Conformar grupos o equipos de Extensión, comprometidos con la formación integral de los estudiantes y con el desarrollo social, cultural y económico de la región y del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**64.448.264.112**
Transferencias Para Financiar Gastos Corrientes	59.057.787.564
Del Sector Público	59.057.787.564
Ingresos por Actividades Propias	4.150.995.139
Ingresos no Tributarios	4.150.995.139
Otros Ingresos Corrientes	1.239.481.409
Ingresos de la Propiedad	149.260.000
Otros Ingresos Diversos	1.090.221.409
Recursos Financieros	**15.000.000**
Activos Financieros	15.000.000
Recuperación de Préstamos	15.000.000
TOTAL	**64.463.264.112**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**58.216.379.169**
Gastos de Consumo	43.287.478.903
Gastos de Personal	31.883.917.467
Materiales y Suministros	2.394.054.576
Servicios no Personales	9.009.506.860
Otros Gastos Corrientes	14.928.900.266
Transferencias	14.928.900.266
Transferencias Corrientes al Sector Privado	14.607.083.042
Transferencias Corrientes al Sector Público	6.500.000
Otras Transferencias	315.317.224
Gastos de Capital	**2.324.993.035**
Activos Reales	2.256.293.035
Adquisición de Maquinarias y Demás Equipos	1.379.631.200
Obras de Infraestructuras - Estudios y Proyectos	752.418.430
Otros Activos Reales	124.243.405
Activos Intangibles	68.700.000
Aplicaciones Financieras	**3.921.891.908**
Activos Financieros	52.200.000
Concesión de Préstamos	52.200.000
Pasivos Financieros	3.869.691.908
Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.869.691.908
Disminución de Cuentas y Efectos a Pagar	3.869.691.908
Total	**64.463.264.112**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	8.633
Matrícula de Postgrado	Alumno	679
Egresados de Pregrado	Egresado	1.065
Egresados de Postgrado	Egresado	100
Actividades de Investigación	Proyecto	230
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	1.500
Asistencia Socioeconómica al Estudiante	Becario	1.154

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**596**	**10.062.106.917**
Directivo	112	2.389.396.665
Profesional y Técnico	91	1.638.152.235
Administrativo	120	1.043.790.877
Docente	190	3.654.685.006
De Investigación	32	930.005.301
Médico	3	26.645.185
Obrero	48	379.431.648
Personal Fijo a Tiempo Parcial	**20**	**117.036.072**
Profesional y Técnico	4	25.619.100
Administrativo	1	6.532.320
Docente	15	84.884.652
Personal Contratado	**130**	**804.570.600**
Profesional y Técnico	39	215.464.700
Administrativo	30	131.411.777
Docente	61	457.694.123
TOTAL	**746**	**10.983.713.589**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	11.564.460
II	321.236 - 371.235	6	24.928.956
III	371.236 - 421.235	57	271.025.082
IV	421.236 - 471.235	33	176.709.258
V	471.236 - 521.235	34	202.464.084
VI	521.236 - 571.235	56	367.070.256
VII	571.236 - 621.235	12	85.857.912
VIII	621.236 - 671.235	7	54.283.782
IX	671.236 - 721.235	14	116.967.564
X	721.236 - 771.235	59	528.334.734
XI	771.236 - 821.235	7	66.883.782
XII	821.236 - 871.235	11	111.703.086
XIII	871.236 - 921.235	71	763.592.646
XIV	921.236 - 971.235	1	11.354.826
XV	971.236 - 1.021.235	14	167.367.564
XVI	1.021.236 - 1.071.235	16	200.877.216
XVII	1.071.236 - MAS	297	7.443.296.733
	TOTAL	**698**	**10.604.281.941**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	3	17.864.478
VI	521.236 - 571.235	4	26.219.304
VII	571.236 - 621.235	7	50.083.782
VIII	621.236 - 671.235	11	85.303.086
IX	671.236 - 721.235	10	83.548.260
X	721.236 - 771.235	13	116.412.738
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**48**	**379.431.648**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**193**	**7.921.125.180**
Jubilado	192	7.890.077.018
Pensionado	1	31.048.162
Administrativo	**204**	**4.448.959.710**
Profesional y Técnico	71	2.081.338.352
Jubilado	68	2.014.046.586
Pensionado	3	67.291.766
Apoyo	133	2.367.621.358
Jubilado	112	2.063.900.129
Pensionado	21	303.721.229
Obrero	**22**	**257.344.641**
Jubilado	22	257.344.641
TOTAL	**419**	**12.627.429.531**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	12.759.097.295	1.235.375.704	1.221.832.662	14.000.652.170	1.341.050.857	1.325.908.779	**31.883.917.467**
4.02	103.010.000	249.252.964	697.618.742	1.097.794.262	246.378.608		**2.394.054.576**
4.03	462.775.382	166.200.000	268.092.992	6.499.294.487	1.613.143.999		**9.009.506.860**
4.04	87.710.608	672.519.251	198.602.000	1.213.161.176	153.000.000		**2.324.993.035**
4.05				52.200.000			**52.200.000**
4.06				3.164.132.780		705.559.128	**3.869.691.908**
4.07	853.422.641	29.300.000	110.096.895	1.610.971.002	4.000.000	12.321.109.728	**14.928.900.266**
TOTAL	**14.266.015.926**	**2.352.647.919**	**2.496.243.291**	**27.638.205.877**	**3.357.573.464**	**14.352.577.635**	**64.463.264.112**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	14.266.015.926
02	Investigación	2.352.647.919
03	Extensión	2.496.243.291
04	Actividades Centrales	27.638.205.877
05	Actividades Comunes	3.357.573.464
06	No Asignables a Programas	14.352.577.635
	TOTAL	**64.463.264.112**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	31.883.917.467
4.02	Materiales y Suministros	2.394.054.576
4.03	Servicios no Personales	9.009.506.860
4.04	Activos Reales	2.324.993.035
4.05	Activos Financieros	52.200.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.869.691.908
4.07	Transferencias	14.928.900.266
	TOTAL	**64.463.264.112**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**64.448.264.112**
Transferencias Para Financiar Gastos Corrientes	59.057.787.564
Del Sector Público	59.057.787.564
De la Administración Central	59.057.787.564
Recursos Ordinarios	56.878.555.203
Otras Fuentes de Financiamiento	2.179.232.361
Ingresos por Actividades Propias	4.150.995.139
Ingresos no Tributarios	4.150.995.139
Venta de Bienes y Servicios	4.150.995.139
Otros Ingresos Corrientes	1.239.481.409
Ingresos de la Propiedad	149.260.000
Intereses por Dinero en Depósitos	117.380.000
Otros Ingresos de la Propiedad	31.880.000
Intereses por Préstamos Concedidos	900.000
Rentas Inmobiliarias	30.980.000
Otros Ingresos Diversos	1.090.221.409
B. Gastos Corrientes	**58.216.379.169**
Gastos de Consumo	43.287.478.903
Gastos de Personal	31.883.917.467
Materiales y Suministros	2.394.054.576
Servicios no Personales	9.009.506.860
Otros Gastos Corrientes	14.928.900.266
Transferencias	14.928.900.266
Transferencias Corrientes al Sector Privado	14.607.083.042
Transferencias Corrientes Otorgadas al Sector Privado	8.003.231.463
Becas Universitarias en el País	312.540.410
Becas Para Estudios en el Extranjero	230.000.000
Otras Transferencias Directas a Personas	5.670.663.465
Subsidios a Organismos Laborales y Gremiales	390.647.704
Transferencias Corrientes al Sector Público	6.500.000
Transferencias Corrientes a Otros Organismos del Sector Público	6.500.000
Otras Transferencias Corriente Diversas	315.317.224
Transferencias Corrientes Diversas	315.317.224
C. Resultado Económico : Ahorro/(Desahorro)	**6.231.884.943**
II. Cuenta Capital	
A. Recursos de Capital	**6.231.884.943**
Ahorro en la Cuenta Corriente	6.231.884.943
B. Gastos de Capital	**2.324.993.035**
Activos Reales	2.256.293.035
Adquisición de Maquinarias y Demás Equipos	1.379.631.200
Obras de Infraestructura	752.418.430
Otros Activos Reales	124.243.405
Activos Intangibles	68.700.000
C. Resultado Financiero : Superávit / (Déficit)	**3.906.891.908**
III. Cuenta Financiera	
A. Recursos Financieros	**3.921.891.908**
Activos Financieros	15.000.000
Recuperación de Préstamos	15.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Superávit Financiero	3.906.891.908
B. Aplicaciones Financieras	**3.921.891.908**
Activos Financieros	52.200.000
Concesión de Préstamos	52.200.000
Pasivos Financieros	3.869.691.908
Servicio de la Deuda y Disminución de Otros Pasivos	3.869.691.908
Disminución de Cuentas y Efectos a Pagar	3.869.691.908

A0093
Universidad Central de Venezuela (UCV)

UNIVERSIDAD CENTRAL DE VENEZUELA (UCV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Central de Venezuela tiene como misión crear, asimilar y difundir el saber mediante la investigación y la enseñanza; completar la formación integral iniciada en los siglos educacionales anteriores; y formar los equipos profesionales y técnicos que necesita la nación para su desarrollo y progreso.

Desde esta perspectiva, el desarrollo de la universidad se fundamenta en su misión y visión de futuro, permitiéndole alcanzar los objetivos de largo plazo, que orientan a su vez las funciones básicas de docencia, investigación y extensión.

La institución centra su compromiso en la búsqueda de la verdad y el desarrollo integral del ser humano, mediante la generación, aplicación y difusión de conocimientos, la formación de profesionales de alto nivel y la prestación de servicios en las áreas científicas, humanísticas y tecnológicas, realizando funciones de investigación, docencia y extensión, contribuyendo al desarrollo regional, nacional y mundial.

La Universidad esta orientada fundamentalmente a ser una institución abierta a todas las corrientes de pensamiento universal, dinámico y autónoma, caracterizada por su calidad técnica y elevada productividad científica, comprometida con el proceso de desarrollo integral de la región y del país, con la capacidad de promover y orientar los cambios hacia una sociedad globalizada y competitiva, con una comunidad armónica y presta a trabajar pro activamente para la transformación socioeconómica, formando un hombre integral, con nuevos paradigmas en el conocimiento, la cultura y mundo de trabajo, con pertinencia social, profunda conciencia ética y crítica propiciando la generación, incorporación y difusión de nuevos conocimientos, el desarrollo de avances tecnológicos y promoviendo adecuados niveles de financiamiento institucional.

Entre los objetivos se destacan:

- Fomentar la investigación de nuevos conocimientos, en beneficio del bienestar y progreso del ser humano, de la sociedad y del desarrollo independiente de la nación.
- La enseñanza universitaria, estará dirigida a la formación integral de profesionales y a su capacitación en función de las necesidades de la sociedad y su desarrollo.
- Participar a través de los programas de extensión y de apoyo en la solución de los problemas sociales que enfrente el país.

Con el objeto de lograr los objetivos planteados, se especifican a continuación la descripción de los programas operativos fundamentales del ente, como son:

ENSEÑANZA

- Comprende la capacitación de los estudiantes de pregrado y postgrado (especialización, maestría y doctorado), a través de todas las acciones docentes, a fin de proporcionar la formación social y profesional, con el objeto de contribuir a la solución de los problemas nacionales.
- Dentro de sus principales metas se destacan la atención de 53.984 estudiantes de pregrado y 12.483 de postgrado; distribuidas entre las 11 Facultades y las 44 carreras de pregrado que presta actualmente la universidad.

INVESTIGACIÓN

- Su fundamento se origina, en estimular y favorecer la función creadora, mediante la investigación contribuyendo a la creación de la infraestructura científica y técnica requerida para el desarrollo independiente y armónico, en estrecha colaboración con organismos nacionales e internacionales.

- En cuanto a los Proyectos de Investigación, se estima un total de 1.021 proyectos a ser desarrollados por las distintas Facultades y Dependencias Académicas, conjuntamente con el Consejo de Desarrollo Científico y Humanístico (CDCH).

EXTENSIÓN

- El propósito fundamental de este programa, consiste en fomentar y coordinar las actividades sociales, culturales y deportivas; desarrollando las mismas de acuerdo a su ámbito de influencia.
- Mediante este programa, la institución espera dar estímulo a la práctica del deporte de 146.531 usuarios, de las diversas instalaciones deportivas, asimismo se espera dar apertura a 36 nuevos convenios con otras instituciones. Por otra parte se espera dictar 3.497 cursos de extensión, organizar 656 eventos deportivos; entre los cuales se destaca la participación en los JUVINES, evento que reúne a todas las universidades.
- Es importante resaltar la atención médica, psicológica y odontológica, destinada a favorecer a las personas que así requieran de estos servicios, en comunidades del país.
- Dentro del ámbito de la cultura, se espera organizar y presentar 1.530 eventos, entre los cuales destaca: talleres, conferencias, simposios, etc.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**587.557.680.588**
Transferencias Para Financiar Gastos Corrientes	562.366.794.424
Del Sector Privado	1.479.562.520
Del Sector Público	556.467.695.774
Del Sector Externo	4.419.536.130
Ingresos por Actividades Propias	20.633.489.971
Venta de Bienes	1.199.388.485
Venta de Servicios	19.434.101.486
Otros Ingresos Corrientes	4.557.396.193
Otros Ingresos Diversos	4.557.396.193
Recursos Financieros	**37.160.939.392**
Activos Financieros	37.160.939.392
Disminución de Caja y Bancos	17.160.939.392
Disminución de Inversiones Temporales	20.000.000.000
TOTAL	**624.718.619.980**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**496.651.933.099**
Gastos de Consumo	282.326.042.371
Gastos de Personal	213.453.165.057
Materiales y Suministros	26.912.729.805
Servicios no Personales	41.960.147.509
Otros Gastos Corrientes	214.325.890.728
Transferencias	214.325.890.728
Transferencias Corrientes al Sector Privado	131.555.999.845
Transferencias Corrientes al Sector Público	18.919.271
Otras Transferencias	82.750.971.612
Gastos de Capital	**31.337.106.200**
Activos Reales	30.873.064.294
Repuestos y Reparaciones Mayores	4.794.768.483
Adquisición de Maquinarias y Demás Equipos	12.016.746.842
Obras de Infraestructuras - Estudios y Proyectos	57.249.972
Estudios y Proyectos Para Inversión en Activo Fijo	158.500.010
Otros Activos Reales	13.845.798.987
Activos Intangibles	464.041.906
Aplicaciones Financieras	**96.729.580.681**
Pasivos Financieros	96.729.580.681
Servicio de la Deuda Pública y Disminución de Otros Pasivos	96.729.580.681
Disminución de Cuentas y Efectos a Pagar	96.729.580.681
Total	**624.718.619.980**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	53.984
Matrícula de Postgrado	Alumno	12.483
Egresados de Pregrado	Egresado	4.961
Egresados de Postgrado	Egresado	829
Actividades de Investigación	Proyecto	1.021
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	3.497
Asistencia Socioeconómica al Estudiante	Becario	7.840

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**6.424**	**75.770.121.536**
Directivo	200	4.640.476.048
Profesional y Técnico	1.135	17.085.049.887
Administrativo	1.943	15.293.928.410
Docente	2.007	32.324.355.333
Obrero	1.139	6.426.311.858
Personal Fijo a Tiempo Parcial	**2.372**	**10.442.067.281**
Directivo	8	91.136.316
Profesional y Técnico	102	1.353.261.794
Administrativo	98	623.219.755
Docente	2.162	8.365.440.060
Obrero	2	9.009.356
Personal Contratado	**1.620**	**10.665.650.726**
Directivo	5	72.192.795
Profesional y Técnico	267	2.965.888.783
Administrativo	241	1.216.260.567
Docente	1.107	6.411.308.581
TOTAL	**10.416**	**96.877.839.543**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2.162	8.665.440.140
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1.107	6.411.308.581
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	508	4.182.149.350
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	200	1.976.481.549
XIII	871.236 - 921.235	3.078	32.378.978.297
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2.220	36.828.160.412
	TOTAL	**9.275**	**90.442.518.329**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1.141	6.435.321.214
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1.141**	**6.435.321.214**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**3.587**	**99.746.396.513**
Jubilado	2.826	98.730.438.500
Pensionado	761	1.015.958.013
Administrativo	**4.712**	**63.182.033.429**
Profesional y Técnico	1.730	32.202.737.479
Jubilado	1.555	31.365.492.225
Pensionado	175	837.245.254
Apoyo	2.982	30.979.295.950
Jubilado	2.342	29.134.282.559
Pensionado	640	1.845.013.391
Obrero	**1.472**	**12.901.408.268**
Jubilado	1.138	11.689.854.782
Pensionado	334	1.211.553.486
TOTAL	**9.771**	**175.829.838.210**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	89.780.109.198	26.003.430.013	6.488.932.462	82.771.984.184	6.635.255.538	1.773.453.662	**213.453.165.057**
4.02	5.957.492.003	1.182.579.582	2.727.945.063	14.772.331.317	2.272.381.840		**26.912.729.805**
4.03	8.755.662.249	1.562.946.683	4.173.467.213	26.439.854.064	1.028.217.300		**41.960.147.509**
4.04	11.172.806.488	4.828.068.559	2.048.299.342	11.089.789.440	2.197.943.250	199.121	**31.337.106.200**
4.06	15.169.352.061			44.398.920.843	368.385	37.160.939.392	**96.729.580.681**
4.07	1.051.090.377	8.430.060.192	458.858.921	27.203.046.349	18.528.328	177.164.306.561	**214.325.890.728**
TOTAL	**131.886.512.376**	**42.007.085.029**	**15.897.503.001**	**206.675.926.197**	**12.152.694.641**	**216.098.898.736**	**624.718.619.980**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	131.886.512.376
02	Investigación	42.007.085.029
03	Extensión	15.897.503.001
04	Actividades Centrales	206.675.926.197
05	Actividades Comunes	12.152.694.641
06	No Asignables a Programas	216.098.898.736
	TOTAL	**624.718.619.980**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	213.453.165.057
4.02	Materiales y Suministros	26.912.729.805
4.03	Servicios no Personales	41.960.147.509
4.04	Activos Reales	31.337.106.200
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	96.729.580.681
4.07	Transferencias	214.325.890.728
	TOTAL	**624.718.619.980**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**587.557.680.588**
Transferencias Para Financiar Gastos Corrientes	562.366.794.424
Del Sector Privado	1.479.562.520
De las Instituciones Privadas sin Fines de Lucro	763.060.000
De las Empresas Privadas	716.502.520
Del Sector Público	556.467.695.774
De la Administración Central	556.461.895.774
Recursos Ordinarios	535.928.451.820
Otras Fuentes de Financiamiento	20.533.443.954
De Entes Descentralizados	5.800.000
Del Sector Externo	4.419.536.130
De Organismos Internacionales	4.419.536.130
Ingresos por Actividades Propias	20.633.489.971
Venta de Bienes	1.199.388.485
Venta de Productos Principales Sector Primario	255.261.044
Venta de Productos Principales Industriales	944.127.441
Venta de Servicios	19.434.101.486
Venta de Servicios Principales	19.056.534.548
Venta de Otros Servicios	377.566.938
Otros Ingresos Corrientes	4.557.396.193
Otros Ingresos Diversos	4.557.396.193
B. Gastos Corrientes	**496.651.933.099**
Gastos de Consumo	282.326.042.371
Gastos de Personal	213.453.165.057
Materiales y Suministros	26.912.729.805
Servicios no Personales	41.960.147.509
Otros Gastos Corrientes	214.325.890.728
Transferencias	214.325.890.728
Transferencias Corrientes al Sector Privado	131.555.999.845
Pensiones	18.964.672.568
Jubilaciones	87.360.796.489
Becas Universitarias en el País	9.606.838.967
Becas de Perfeccionamiento Profesional en el País	1.047.988.163
Otras Transferencias Corrientes al Sector Privado	14.575.703.658
Transferencias Corrientes al Sector Público	18.919.271
Empresas Públicas no Financieras	500.000
Donaciones a Organismos del Sector Público	18.419.271
Otras Transferencias Corriente Diversas	82.750.971.612
Transferencias Corrientes Diversas	82.750.971.612
C. Resultado Económico: Ahorro/(Desahorro)	**90.905.747.489**
II. Cuenta Capital	
A. Recursos de Capital	**90.905.747.489**
Ahorro en la Cuenta Corriente	90.905.747.489
B. Gastos de Capital	**31.337.106.200**
Activos Reales	30.873.064.294
Repuestos y Reparaciones Mayores	4.794.768.483
Adquisición de Maquinarias y Demás Equipos	12.016.746.842
Obras de Infraestructura	57.249.972

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Estudios y Proyectos Para Inversión en Activo Fijo	158.500.010
Otros Activos Reales	13.845.798.987
Activos Intangibles	464.041.906
C. Resultado Financiero: Superávit / (Déficit)	**59.568.641.289**
III. Cuenta Financiera	
A. Recursos Financieros	**96.729.580.681**
Activos Financieros	37.160.939.392
Disminución de Cajas y Bancos	17.160.939.392
Disminución de Inversiones Temporales	20.000.000.000
Superávit Financiero	59.568.641.289
B. Aplicaciones Financieras	**96.729.580.681**
Pasivos Financieros	96.729.580.681
Servicio de la Deuda y Disminución de Otros Pasivos	96.729.580.681
Disminución de Cuentas y Efectos a Pagar	96.729.580.681

A0094
Universidad de Carabobo (UC)

UNIVERSIDAD DE CARABOBO (UC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2005 de la Universidad de Carabobo totaliza un monto de Bs. 388.917.523.005, estructurados de la siguiente manera: Bs. 361.863.211.924 por Transferencias Corrientes, Bs. 6.500.000.000 por Transferencia de Capital las que suman un total de Bs. 368.363.211.924 de aporte del Ejecutivo Nacional.

Al aporte fiscal se suman ingresos propios por Bs. 4.754.311.081, originados por distintas Unidades Generadoras de Ingreso (UGI) entre las que destacan los recursos por Servicios de Registro y Control Estudiantil, así como de las diversas Facultades y Dependencias.

También se proyecta recibir transferencias del Fondo de Pensiones y Jubilaciones del Personal Docente por un monto de Bs.1.600.000.000, intereses financieros Bs.1.200.000.000 y por saldos bancarios proyectados para el final del ejercicio Bs. 13.000.000.000.

Dentro del marco de las políticas nacionales, las normas emanadas del Consejo Nacional de Universidades y los objetivos de primer orden establecidos en el plan estratégico de la Universidad de Carabobo, en cuanto al fortalecimiento de sus actividades de Enseñanza, la profundización de la Investigación y la relevancia de las actividades de Extensión, todas las que conforman la pertinencia social de nuestra institución, la política de gastos para el ejercicio fiscal del año 2005 se orienta principalmente hacia el fortalecimiento del proceso de formación de nuevos profesionales, lo que incluye no solo lo concerniente a la dinámica de contenidos curriculares y de capacidades docentes sino también a la dotación de recursos para la coordinación de las actividades de apoyo al proceso enseñanza-aprendizaje y a la generación y mantenimiento de infraestructuras idóneas a procesos formativos de ánimo vanguardista.

En éste sentido, y dentro de los límites de los recursos proyectados, se prevén erogaciones conformadas por gastos trasladables: Bs. 267.112.742.614; Cesta Ticket Personal Docente y Administrativo Bs. 14.364.605.112, antigüedad del personal administrativo Bs. 7.629.119.672, pago del 25% de deudas por Normas de Homologación 2002-2003 Bs. 20.500.080.501 y crecimiento natural Bs. 15.944.995.034. También, contempla las Normas del CNU que alcanzan Bs.18.326.572.061, lo correspondiente a inversión en planta física Bs. 470.000.000 y el 8,5% de intereses y del fideicomiso del personal obrero Bs. 16.315.096.934, así como Bs. 1.200.000.000 para inversión de nuevos proyectos.

Para el próximo año, las transferencias de capital a recibir van dirigidas a la planta física universitaria, que sumados a recursos propios financiará otras inversiones.

Para el actual año 2004, la cuota fiscal para el presupuesto fue de 308,99 millardos de bolívares, la que ha venido incrementándose a lo largo del ejercicio principalmente a través de transferencias desde las partidas centrales para fines específicos de inversión, también recibimos un crédito adicional para cubrir deficiencias en el gasto de los comedores estudiantiles. Es así, que un análisis de la variación del aporte del Ejecutivo Nacional 2005-2004 indica que a pesar de haber incorporado una cantidad significativa de recursos adicionales al presupuesto de ingresos y gastos, todavía existe la necesidad de mayores recursos para cumplir con los compromisos laborales y gastos de funcionamiento.

Los Gastos de Personal prevé ajustes o inclusión de nuevos beneficios como el de la Cesta Ticket y el pago por antigüedad. En ese orden, la creación de la nueva Unidad de Atención Médica Integral (UAMI) debe impactar positivamente en la reducción de los gastos del plan administrado, contribuyendo así a aliviar las presiones en la partida.

En cuanto a los gastos de funcionamiento, las asignaciones globales recibieron un incremento del 31,6%, que incluye el diferencial por inflación no otorgado durante el año 2004 (8,6%) y la inflación prevista para el año 2005 (23%).

Incrementos importantes son los recibidos para las transferencias a estudiantes, concepto que tenía dos años sin variación. La aplicación de estos incrementos así como la consideración de recursos que garanticen el servicio de comedor están entre las primeras prioridades de la política de gastos.

Igualmente, los recursos a recibir por concepto de Normas CNU recibieron en general un incremento de poco más de Bs. 3.000,0 millones, lo que representa un incremento cercano al 15%. En los casos de cultura, deporte, extensión, y funcionamiento de pregrado, hemos hecho extensiva la política de crecimiento de 31,6% de las partidas de funcionamiento, redistribuyendo recursos de las Normas o complementando con recursos de otras fuentes.

La política de fortalecimiento de las actividades investigativas se mantiene a través del aumento de las transferencias a facultades exclusivas para esos fines, así como la implementación de incentivos para docentes y estudiantes en actividades de investigación. Por su parte, la extensión universitaria cuenta con asignaciones para nuevos proyectos y convenios interinstitucionales en diversas áreas.

En cuanto al gasto de inversión, en el año 2005 se continuará la ejecución de obras relacionadas a la nueva planta física de diversas facultades, principalmente a través de nuevas construcciones, mejoras, remodelaciones y el desarrollo de nuevos proyectos. El sector estudiantil se verá también beneficiado por las obras del nuevo comedor estudiantil e infraestructura deportiva, así como por las inversiones en tecnología dirigidas a la creación y difusión de conocimiento.

Todo lo anterior impacta principalmente en las áreas de enseñanza, investigación y extensión, beneficios que se hacen extensivos al resto de las actividades de la organización y a la comunidad universitaria en general.

La Universidad de Carabobo se plantea una matrícula de 39.130 alumnos de pregrado, ya considerados los movimientos de egresados y nuevos inscritos. En cuanto a los estudios de postgrado, la matrícula alcanza los 3.249 estudiantes, incrementándose la misma tanto para especializaciones como maestrías y doctorados.

En relación a la asignación presupuestaria para becas, las transferencias a estudiantes se incrementan, decisión que había sido internamente postergada por la imposibilidad de contar con recursos para tal fin en años anteriores, pero que ahora coincide con la política del Consejo Nacional de Universidades. Al respecto, hay que destacar que la Universidad de Carabobo es la segunda institución de educación superior en cuanto a transferencias estudiantiles, con 4.324 becarios y 762 preparadores.

En cuanto a las becas para docentes, el diferencial cambiario otorgado garantiza la permanencia de los actuales becarios en el exterior y, solo permitirá conceder un muy reducido número de nuevos becarios. Similar situación se presenta con las transferencias a los egresados con alto rendimiento que ganan el derecho de un subsidio para estudios de postgrado, para estos se implementó desde finales del 2004 una política de exoneración de matrículas en el Área de Estudios de Postgrado, aliviando así el impacto en el gasto que ocasiona este derecho.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**369.417.523.005**
Transferencias Para Financiar Gastos Corrientes	363.463.211.924
Del Sector Privado	1.600.000.000
Del Sector Público	361.863.211.924
Ingresos por Actividades Propias	4.754.311.081
Ingresos no Tributarios	4.754.311.081
Otros Ingresos Corrientes	1.200.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos de la Propiedad	1.200.000.000
Recursos de Capital	**6.500.000.000**
Transferencias Para Financiar Gastos de Capital	6.500.000.000
Del Sector Público	6.500.000.000
Recursos Financieros	**13.000.000.000**
Activos Financieros	13.000.000.000
Disminución de Caja y Bancos	5.000.000.000
Disminución de Inversiones Temporales	8.000.000.000
TOTAL	**388.917.523.005**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**343.227.054.463**
Gastos de Consumo	210.476.321.692
Gastos de Personal	174.592.977.407
Materiales y Suministros	12.936.575.164
Servicios no Personales	22.946.769.121
Otros Gastos Corrientes	132.750.732.771
Transferencias	132.750.732.771
Transferencias Corrientes al Sector Privado	127.423.574.675
Transferencias Corrientes al Sector Público	5.327.158.096
Gastos de Capital	**16.099.327.302**
Activos Reales	16.099.327.302
Repuestos y Reparaciones Mayores	1.046.456.275
Adquisición de Maquinarias y Demás Equipos	4.467.315.011
Otros Activos Reales	10.585.556.016
Aplicaciones Financieras	**29.591.141.240**
Pasivos Financieros	29.591.141.240
Servicio de la Deuda Pública y Disminución de Otros Pasivos	29.591.141.240
Disminución de Cuentas y Efectos a Pagar	29.591.141.240
Total	**388.917.523.005**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	39.130
Matrícula de Postgrado	Alumno	3.249
Egresados de Pregrado	Egresado	4.770
Egresados de Postgrado	Egresado	650
Actividades de Investigación	Proyecto	36
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	60
Asistencia Socioeconómica al Estudiante	Becario	4.324

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**4.706**	**53.068.775.405**
Directivo	177	575.302.483
Profesional y Técnico	1.376	16.879.347.456
Administrativo	977	6.205.747.786
Docente	1.268	23.455.767.564
Obrero	908	5.952.610.116
Personal Fijo a Tiempo Parcial	**767**	**4.850.031.899**
Profesional y Técnico	78	521.671.355
Administrativo	17	47.523.300
Docente	672	4.280.837.244
Personal Contratado	**1.534**	**9.471.504.472**
Profesional y Técnico	102	1.779.333.367
Administrativo	81	404.475.087
Docente	1.272	6.867.853.344
Obrero	79	419.842.674
TOTAL	**7.007**	**67.390.311.776**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	526	1.152.524.245
II	321.236 - 371.235		
III	371.236 - 421.235	1.627	7.677.145.644
IV	421.236 - 471.235	121	613.846.320
V	471.236 - 521.235	1.134	6.935.977.320
VI	521.236 - 571.235	295	1.973.305.080
VII	571.236 - 621.235		
VIII	621.236 - 671.235	35	280.365.000
IX	671.236 - 721.235		
X	721.236 - 771.235	1.155	10.348.206.552
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	118	1.351.527.604
XV	971.236 - 1.021.235	73	852.771.000
XVI	1.021.236 - 1.071.235	71	878.528.880
XVII	1.071.236 - MAS	865	28.953.661.341
	TOTAL	**6.020**	**61.017.858.986**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	450	2.195.733.910
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	238	1.561.396.430
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	299	2.615.322.450
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**987**	**6.372.452.790**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**1.704**	**82.401.833.784**
Jubilado	1.692	82.177.436.457
Pensionado	12	224.397.327
Administrativo	**2.087**	**32.142.789.884**
Profesional y Técnico	1.330	22.951.231.911
Jubilado	1.269	22.340.086.079
Pensionado	61	611.145.832
Apoyo	757	9.191.557.973
Jubilado	689	8.485.839.605
Pensionado	68	705.718.368
Obrero	**782**	**7.342.022.718**
Jubilado	782	7.342.022.718
TOTAL	**4.573**	**121.886.646.386**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	87.985.654.873	5.928.340.045	6.642.448.674	71.804.166.119	2.232.367.696		**174.592.977.407**
4.02	5.903.449.283		643.439.448	6.389.686.433			**12.936.575.164**
4.03	829.219.485		459.669.597	21.657.880.039			**22.946.769.121**
4.04	1.738.346.400	2.667.588.763	1.840.167.370	9.312.122.108	541.102.661		**16.099.327.302**
4.06						29.591.141.240	**29.591.141.240**
4.07	96.574.800	4.381.588.888	367.467.114	9.596.897.394	1.287.664.000	117.020.540.575	**132.750.732.771**
TOTAL	**96.553.244.841**	**12.977.517.696**	**9.953.192.203**	**118.760.752.093**	**4.061.134.357**	**146.611.681.815**	**388.917.523.005**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	96.553.244.841
02	Investigación	12.977.517.696
03	Extensión	9.953.192.203
04	Actividades Centrales	118.760.752.093
05	Actividades Comunes	4.061.134.357
06	No Asignables a Programas	146.611.681.815
	TOTAL	**388.917.523.005**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	174.592.977.407
4.02	Materiales y Suministros	12.936.575.164
4.03	Servicios no Personales	22.946.769.121
4.04	Activos Reales	16.099.327.302
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	29.591.141.240
4.07	Transferencias	132.750.732.771
	TOTAL	**388.917.523.005**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**369.417.523.005**
Transferencias Para Financiar Gastos Corrientes	363.463.211.924
Del Sector Privado	1.600.000.000
Aporte del Fondo de Pensiones y Jubilaciones del Personal Docente	1.600.000.000
Del Sector Público	361.863.211.924
De la Administración Central	361.863.211.924
Recursos Ordinarios	348.270.609.404
Otras Fuentes de Financiamiento	13.592.602.520
Ingresos por Actividades Propias	4.754.311.081
Ingresos no Tributarios	4.754.311.081
Venta de Bienes y Servicios	4.754.311.081
Otros Ingresos Corrientes	1.200.000.000
Ingresos de la Propiedad	1.200.000.000
Intereses por Dinero en Depósitos	1.200.000.000
B. Gastos Corrientes	**343.227.054.463**
Gastos de Consumo	210.476.321.692
Gastos de Personal	174.592.977.407
Materiales y Suministros	12.936.575.164
Servicios no Personales	22.946.769.121
Otros Gastos Corrientes	132.750.732.771
Transferencias	132.750.732.771
Transferencias Corrientes al Sector Privado	127.423.574.675
Transferencias Corrientes al Sector Privado (Pensiones y Jubilaciones)	116.917.702.979
Becas	4.555.782.000
Previsión Social	2.943.697.732
Otras Transferencias al Sector Privado	3.006.391.964
Transferencias Corrientes al Sector Público	5.327.158.096
Centro de Información y Documentación (CID)	1.287.664.000
Transferencias a Organismo Laborales y Gremiales	140.905.208
Otras Transferencias a Organismos del Sector Público	3.898.588.888
C. Resultado Económico : Ahorro/(Desahorro)	**26.190.468.542**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**32.690.468.542**
Ahorro en la Cuenta Corriente	26.190.468.542
Transferencias Para Financiar Gastos de Capital	6.500.000.000
Del Sector Público	6.500.000.000
De la Administración Central	6.500.000.000
Recursos Ordinarios	6.500.000.000
B. Gastos de Capital	**16.099.327.302**
Activos Reales	16.099.327.302
Repuestos y Reparaciones Mayores	1.046.456.275
Adquisición de Maquinarias y Demás Equipos	4.467.315.011
Otros Activos Reales	10.585.556.016
C. Resultado Financiero : Superávit / (Déficit)	**16.591.141.240**
III. Cuenta Financiera	
A. Recursos Financieros	**29.591.141.240**
Activos Financieros	13.000.000.000
Disminución de Cajas y Bancos	5.000.000.000
Disminución de Inversiones Temporales	8.000.000.000
Superávit Financiero	16.591.141.240
B. Aplicaciones Financieras	**29.591.141.240**
Pasivos Financieros	29.591.141.240
Servicio de la Deuda y Disminución de Otros Pasivos	29.591.141.240
Disminución de Cuentas y Efectos a Pagar	29.591.141.240

A0095

Universidad Nacional Experimental Simón Rodríguez (UNESR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ (UNESR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Nacional Experimental Simón Rodríguez continuará cumpliendo con su principal función de atender con carácter prioritario los programas de enseñanza en los diferentes niveles, en tal sentido la Institución atenderá una matrícula regular de 72.971 participantes, divididos en Pre-Grado 69.000 en Post-Grado 3.971.

Así mismo garantizara la asistencia educativa de los siguientes alumnos: 2.500 por el Centro de Enseñanza para el Aprendizaje Permanente (CEPAP) y 5.000 por los programas de Extensión.

Se reforzará en el ámbito institucional la política educativa, mejorando los servicios para que se adapten a las exigencias de los programas de enseñanza e investigación y se fortalecerá la atención a los participantes (estudiantes) en las actividades fundamentales que coadyuven a la formación integral.

Se apoyará en el bienestar socio económico incrementado, en función de los recursos disponibles, los montos para el trabajo estudiantil remunerado, las preparadurías y servicios estudiantiles.

Asistir en el bienestar socioeconómico y mejoramiento del personal académico, administrativo y obrero previsto en los Instrumentos Normativos de Trabajo y el Contrato Colectivo.

- Se continuará con el desarrollo y fortalecimiento del sistema de información financiera, administrativa, presupuestaria y contables para cumplir con los objetivos básicos de la Institución.
- Se realizarán la cantidad de 227 cursos, en los cuales podemos nombrar micro-empresa, cooperativismo, micro finanzas, tecnologías de información y educación, etc.

Los lineamientos o estrategias generales de la Universidad giran en torno a las siguientes consideraciones:

- Apoyo al proceso de transformación profunda y consustanciada con los procesos de cambios que plantea el Ejecutivo Nacional.
- Mejoramiento continuo en la calidad de la enseñanza, tomando en cuenta la Misión y Visión de la Universidad, que la enmarcan en una filosofía específica, signada por la obra de Simón Rodríguez, enfocada a reducir la exclusión y la desigualdad.
- La Universidad debido a su distribución geográfica, filosofía educativa original y potencial investigativo, está llamada a ser la "Universidad del Pueblo", en concordancia con el Plan Educativo Nacional y los principios de la Constitución de la República Bolivariana de Venezuela.
- Asumir liderazgo en el Sistema de Educación Superior, incorporando un modelo educativo que combine equidad y calidad utilizando la estrategia de aprender haciendo.
- Dar prioridad a los aspectos culturales hacia adentro de la universidad y como proyección de su acción en la comunidad y en toda su área de influencia.
- Reorientar las políticas de docencia, investigación y extensión en función de las necesidades e intereses de nuestra sociedad.
- Formar profesionales críticos y con sensibilidad social.
- Coordinar con las autoridades nacionales, regionales y locales, acciones en beneficio de las clases más vulnerables.
- Hábitat, agroalimentación, salud, vivienda comunicaciones, educación, transporte, energía, ambiente y recursos naturales.

- La investigación y la extensión deben estar relacionadas con líneas de trabajo que se desprendan de proyectos de desarrollo autónomos nacionales y regionales y no responder simplemente a las necesidades individuales de reconocimientos o ascensos en el escalafón.

- La Universidad tiene el compromiso histórico ineludible de participar en la construcción de un proyecto nacional de desarrollo integral sustentable.

- Participar en el diseño de políticas y normas de racionalización del gasto universitario.

- Atender la protección socioeconómica a estudiantes de bajos ingresos.

- Reestructuración de núcleos y del nivel central.

- Mejorar las proporciones relativas entre profesores y personal no docente.

- Reactivación de estaciones experimentales.

- Fortalecer áreas de control de estudios en los Núcleos.

En la elaboración del presupuesto se consideraron aspectos de política presupuestaria establecidos por el Ministerio de Educación Superior y el Consejo Nacional de Universidades – Oficina de Planificación del Sector Universitario en cuanto a:

- Transformar y modernizar la institución en todos sus componentes, contando con un sistema de información y una base de datos que garantice la autoevaluación continua.

- Hacer de la Extensión Universitaria un elemento de integración Docencia-investigación y de vinculación de la Educación Superior con todos los sectores de la sociedad.

- Racionalizar los gastos del presupuesto a través de la optimización de los recursos humanos, financieros, materiales y equipos.

- Intensificar el vínculo de las instituciones de educación superior con las entidades territoriales de su área geográfica de influencia, a través de la prestación de servicios en los campos de capacitación investigación y extensión.

- Instrumentar el sistema nacional de evaluación institucional y de acreditación en las instituciones de educación superior a fin de lograr niveles de competitividad en la gestión.

- fomentar la consolidación y desarrollo de las zonas rentales de las universidades nacionales como vía para la generación de ingresos adicionales.

Entre las acciones más importantes para el año 2005, podemos señalar el proyecto de transformación universitaria en concordancia con las políticas y directrices del Gobierno Nacional, el reforzamiento de las actividades de cultura, en coordinación con las comunidades en los 20 Núcleos en el ámbito nacional, el incremento y mejora de las publicaciones universitarias, la adecuación de los sistemas administrativos y de control de estudios.

Por último podemos señalar que se continuará con los procesos de adecuación de la planta docente, para un uso más racional de este recurso y mejoramiento de calidad de enseñanza; así como la salud de todo el personal que compone la comunidad universitaria y los estudiantes, es otra área de gran prioridad para la gestión del actual equipo rectoral.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**129.730.218.577**
Transferencias Para Financiar Gastos Corrientes	126.115.429.380
Del Sector Público	126.115.429.380
Ingresos por Actividades Propias	3.614.789.197
Ingresos no Tributarios	3.614.789.197
Recursos de Capital	**323.700.000**
Transferencias Para Financiar Gastos de Capital	73.700.000
Del Sector Público	73.700.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	250.000.000
Recursos Financieros	**500.000.000**
Activos Financieros	500.000.000
Disminución de Caja y Bancos	500.000.000
TOTAL	**130.553.918.577**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**104.392.375.669**
Gastos de Consumo	82.623.734.772
Gastos de Personal	67.294.952.384
Materiales y Suministros	4.691.967.752
Servicios no Personales	10.386.814.636
Otros Gastos de Instituciones Descentralizadas	250.000.000
Depreciación y Amortización	250.000.000
Otros Gastos Corrientes	21.768.640.897
Transferencias	21.768.640.897
Transferencias Corrientes al Sector Privado	20.097.324.781
Transferencias Corrientes al Sector Público	1.671.316.116
Gastos de Capital	**9.065.440.562**
Activos Reales	9.043.241.202
Repuestos y Reparaciones Mayores	221.410.000
Adquisición de Maquinarias y Demás Equipos	4.879.831.202
Conservaciones Ampliaciones y Mejoras	3.942.000.000
Activos Intangibles	22.199.360
Aplicaciones Financieras	**17.096.102.346**
Pasivos Financieros	17.096.102.346
Servicio de la Deuda Pública y Disminución de Otros Pasivos	17.096.102.346
Disminución de Cuentas y Efectos a Pagar	9.486.844.694
Disminución de Otros Pasivos Circulantes	650.313.650
Disminución de Otros Pasivos no Circulantes	6.958.944.002
Total	**130.553.918.577**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	69.000
Matrícula de Postgrado	Alumno	3.971
Egresados de Pregrado	Egresado	6.915
Egresados de Postgrado	Egresado	291
Actividades de Investigación	Proyecto	20
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	227
Asistencia Socioeconómica al Estudiante	Becario	4.043

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.613**	**20.286.136.958**
Directivo	150	2.757.243.786
Profesional y Técnico	156	2.295.690.114
Administrativo	301	2.995.010.485
Docente	510	8.675.175.532
Obrero	496	3.563.017.041
Personal Fijo a Tiempo Parcial	**213**	**1.211.209.688**
Docente	213	1.211.209.688
Personal Contratado	**992**	**7.079.079.661**
Profesional y Técnico	82	1.554.618.664
Administrativo	163	1.319.016.991
Docente	596	3.556.050.728
Obrero	151	649.393.278
TOTAL	**2.818**	**28.576.426.307**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	407	3.211.289.833
IX	671.236 - 721.235	417	3.360.459.940
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	657	7.285.422.847
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	690	10.506.843.368
	TOTAL	**2.171**	**24.364.015.988**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	10	38.548.200
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	279	1.627.694.780
VI	521.236 - 571.235	177	1.114.100.336
VII	571.236 - 621.235	43	306.140.423
VIII	621.236 - 671.235	106	815.972.340
IX	671.236 - 721.235		
X	721.236 - 771.235	15	138.822.300
XI	771.236 - 821.235	11	108.403.020
XII	821.236 - 871.235	6	62.728.920
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**647**	**4.212.410.319**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**235**	**8.203.375.700**
Jubilado	210	7.782.702.304
Pensionado	25	420.673.396
Administrativo	**325**	**7.891.902.824**
Profesional y Técnico	74	2.189.310.967
Jubilado	73	2.170.357.952
Pensionado	1	18.953.015
Apoyo	251	5.702.591.857
Jubilado	230	5.485.783.896
Pensionado	21	216.807.961
Obrero	**157**	**2.512.127.190**
Jubilado	120	2.277.059.296
Pensionado	37	235.067.894
TOTAL	**717**	**18.607.405.714**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	29.189.336.396	1.708.340.040	2.979.715.995	33.345.185.273	72.374.680		**67.294.952.384**
4.02	833.412.714	346.828.392	1.003.313.208	2.426.061.438	82.352.000		**4.691.967.752**
4.03	1.672.981.558	1.293.825.038	779.141.600	6.463.016.440	177.850.000		**10.386.814.636**
4.04	557.828.333	2.380.345.270	607.170.390	4.959.423.236	560.673.333		**9.065.440.562**
4.06				6.475.029.625		10.621.072.721	**17.096.102.346**
4.07				3.161.235.183		18.607.405.714	**21.768.640.897**
4.08						250.000.000	**250.000.000**
TOTAL	**32.253.559.001**	**5.729.338.740**	**5.369.341.193**	**56.829.951.195**	**893.250.013**	**29.478.478.435**	**130.553.918.577**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	32.253.559.001
02	Investigación	5.729.338.740
03	Extensión	5.369.341.193
04	Actividades Centrales	56.829.951.195
05	Actividades Comunes	893.250.013
06	No Asignables a Programas	29.478.478.435
	TOTAL	**130.553.918.577**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	67.294.952.384
4.02	Materiales y Suministros	4.691.967.752
4.03	Servicios no Personales	10.386.814.636
4.04	Activos Reales	9.065.440.562
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	17.096.102.346
4.07	Transferencias	21.768.640.897
4.08	Otros Gastos de Instituciones Descentralizadas	250.000.000
	TOTAL	**130.553.918.577**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**129.730.218.577**
Transferencias Para Financiar Gastos Corrientes	126.115.429.380
Del Sector Público	126.115.429.380
De la Administración Central	126.115.429.380
Recursos Ordinarios	121.459.050.506
Otras Fuentes de Financiamiento	4.656.378.874
Ingresos por Actividades Propias	3.614.789.197
Ingresos no Tributarios	3.614.789.197
Venta de Bienes y Servicios	3.614.789.197
B. Gastos Corrientes	**104.392.375.669**
Gastos de Consumo	82.623.734.772
Gastos de Personal	67.294.952.384
Materiales y Suministros	4.691.967.752
Servicios no Personales	10.386.814.636
Otros Gastos de Instituciones Descentralizadas	250.000.000
Depreciación y Amortización	250.000.000
Otros Gastos Corrientes	21.768.640.897
Transferencias	21.768.640.897
Transferencias Corrientes al Sector Privado	20.097.324.781
Pensiones y Jubilaciones	18.607.405.714
Becas	1.239.919.067
Subsidios a Organismos Laborales y Gremiales	250.000.000
Transferencias Corrientes al Sector Público	1.671.316.116
Otras Transferencias Corrientes	1.671.316.116
C. Resultado Económico : Ahorro/(Desahorro)	**25.337.842.908**
II. Cuenta Capital	
A. Recursos de Capital	**25.661.542.908**
Ahorro en la Cuenta Corriente	25.337.842.908
Transferencias Para Financiar Gastos de Capital	73.700.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
Del Sector Público	73.700.000
Transferencias de Capital	73.700.000
Recursos Ordinarios	73.700.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	250.000.000
B. Gastos de Capital	**9.065.440.562**
Activos Reales	9.043.241.202
Repuestos y Reparaciones Mayores	221.410.000
Adquisición de Maquinarias y Demás Equipos	4.879.831.202
Conservaciones Ampliaciones y Mejoras	3.942.000.000
Activos Intangibles	22.199.360
C. Resultado Financiero : Superávit / (Déficit)	**16.596.102.346**
III. Cuenta Financiera	
A. Recursos Financieros	**17.096.102.346**
Activos Financieros	500.000.000
Disminución de Cajas y Bancos	500.000.000
Superávit Financiero	16.596.102.346
B. Aplicaciones Financieras	**17.096.102.346**
Pasivos Financieros	17.096.102.346
Servicio de la Deuda y Disminución de Otros Pasivos	17.096.102.346
Disminución de Cuentas y Efectos a Pagar	9.486.844.694
Disminución de Otros Pasivos Circulantes	650.313.650
Disminución de Otros Pasivos no Circulantes	6.958.944.002

A0096
Universidad Nacional Experimental Francisco de Miranda (UNEFM)

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA (UNEFM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La misión de la Universidad Nacional Experimental Francisco de Miranda está dirigida a formar, interactuando con el sector público y privado, profesionales actualizados, pertinentes e integrales, tanto especializados como polivalentes, con sensibilidad social e identidad cultural generadoras de cambios capaces de autogestionar y de generar empleos.

La Universidad Nacional Experimental Francisco de Miranda (UNEFM), es una Institución orientada hacia la formación de profesionales realizando una función rectora en educación dentro del subsistema regional de educación superior, la cultura y la ciencia, mediante las actividades de docencia, investigación y extensión.

Es una institución experimental con estructura dinámica adaptable al ensayo de nuevas orientaciones en la formación integral del individuo para la promoción de la región donde se encuentra ubicada.

Los objetivos más importantes son:

- Delinear, desarrollar y dirigir programas educativos que conduzcan a la formación de profesionales y técnicos capacitados para intervenir en labores científicas, culturales docentes y actividades económicas y de producción.
- Ejercer una función rectora en el desarrollo de las actividades, docentes, científicas, culturales, artísticas y tecnológicas de la entidad regional y del país.
- Cooperar en el estudio de los problemas de la región y del país para contribuir con positivos aportes a su solución.
- Ensayar nuevos esquemas educativos en la educación superior, acordes con el régimen experimental de la Institución, los cuales una vez evaluados pueden ser utilizados igualmente en otras Instituciones o regiones del País.
- Promover el inventario y la explotación de los recursos naturales de la región de acuerdo a las normas de conservación.
- Promover la inventiva y la innovación con miras a buscar soluciones autóctonas a los problemas regionales y nacionales.
- Liderizar el subsistema regional de educación superior.
- Estimular la formación del espíritu crítico en la comunidad universitaria, propiciando el análisis científico y la investigación, permitiendo la libre expresión de ideologías y diferentes corrientes del pensamiento.
- Restablecer vínculos con otras instituciones educacionales, científicas y culturales, regionales, nacionales y extranjeras.
- Participar activamente con el sector público, privado y la sociedad civil para contribuir a generar y dinamizar polos regionales y desarrollos, tendentes al mejoramiento sostenido de la calidad de vida.

La visión de la UNEFM, es ser una Institución sostenible, innovadora con una visión global, ética, democrática, pertinente e integracionista como Alma Mater Regional, comprometida con la excelencia en la formación de recursos humanos, la producción de conocimiento universal y actor fundamental en el estudio y solución de problemas de su entorno sociocultural y natural con un clima óptimo de trabajo para la producción intelectual de estudiantes y profesores.

DESARROLLO ACADÉMICO (ENSEÑANZA)

ESTUDIOS DIRIGIDOS

Este programa desarrolla una modalidad experimental de estudios dirigidos (semi-presenciales) como alternativa del aporte institucional de los niveles de Pregrado, Post-grado y formación continua y permanente.

Promueve la diversificación de la oferta educativa considerando los cambios en los segmentos ocupacionales y en las fronteras del conocimiento que incidan en los procesos de desarrollo del entorno.

Fomentar el espíritu científico y de investigación que sirva a los fines académicos de la Universidad, del país y del mundo.

Insertar a la población limitada por diversas causas, del subsistema de educación superior sin desvincularlas de su entorno geográfico o laboral.

PLAN DE ACCIÓN ACADÉMICA

Se diseñará una política de diversificación e innovación curricular en las diferentes áreas académicas, innovación de la estructura y proceso de información y desarrollo de los recursos humanos, actualización de los diseños curriculares, estudios de demanda y necesidades de profesionales para la creación de las carreras: Licenciatura en Gerontología y Educación Física y Deportes, capacitación y actualización permanente del personal docente.

DESARROLLO DEL ÁREA DE INVESTIGACIÓN

Los Proyectos más importantes están referidos a:

- Creación del proyecto estratégico de la red bolivariana de investigación.
- Desarrollo de los emprendedores y comunidades falconianas.
- Fortalecer con recursos humanos el personal técnico y administrativo para la generación de proyectos productivos en el área de Investigación.
- Fortalecer el equipamiento de los centros y unidades de investigación.
- Fortalecer la flota vehicular del área de Investigación.
- Fortalecer la planta física del área de Investigación y Desarrollo.
- Impulsar el desarrollo de línea de investigación y rescatar su significado en función de las necesidades de las comunidades falconianas.
- Intranet, investigación y desarrollo.
- Desarrollar el programa comunicación, conocimiento y productividad.

CONSOLIDACIÓN DE LAS FUNCIONES DE EXTENSIÓN Y PRODUCCIÓN

Los Proyectos más importantes están referidos a:

- Fomentar y promover la creación y consolidación de programas de extensión y unidades de producción universitaria, en el marco de la sistematización, desconcentración y descentralización de la organización universitaria.
- Consolidar la planta física propia del área de extensión y producción.
- Montar la infraestructura necesaria para promover y desarrollar la extensión y producción universitaria.
- Vincular las actividades de Docencia e Investigación al conocimiento de las necesidades sociales, económicas, técnicas, culturales y deportivas para contribuir a las soluciones de los problemas de las comunidades en el área de influencia de la Universidad.
- Promover la interacción entre la Universidad y la comunidad mediante la participación activa y efectiva de sus miembros, así como estrechar vínculos con otras Institucionales Nacionales y Extranjeras.
- Desarrollar proyectos de capacitación, actualización y perfeccionamiento ocupacional y profesional en la Institución, la Comunidad y demás áreas de influencia de la Universidad promoviendo las actividades socioculturales y de educación permanente.
- Impulsar la participación conjunta con los organismos públicos y privados, en el diseño y desarrollo de planes, proyectos y actividades tendentes a la producción de bienes y servicios para el mejoramiento y progreso institucional, local y regional.

Por lo antes expuesto, la Ley de Presupuesto de Recursos y Egresos de la Universidad Nacional Experimental Francisco de Miranda correspondiente al año 2005, asciende a un monto de Bs. 73.000.858.168 distribuido, en cuanto a sus fuentes de financiamiento, de la siguiente manera:

Fuente	Bolívares
Ejecutivo Nacional	72.427.858.168
Ingresos Propios	173.000.000
Disminución de Caja y Banco	400.000.000
TOTAL	**73.000.858.168**

Como puede apreciarse, los recursos ordinarios provenientes del Ejecutivo Nacional constituyen la casi totalidad del presupuesto, lo cual indica una elevada dependencia financiera de fondos públicos. La UNEFM prevé la generación de ingresos provenientes del cobro de matrícula, aranceles y derechos universitarios de postgrado, que serán usados para financiar, parcialmente, sus actividades.

Con el establecimiento de la nueva estructura programática presupuestaria, se espera poder identificar la potencialidad de diferentes programas, proyectos y actividades del Programa de Extensión, así como de seis distintos Laboratorios, Talleres y Unidades de Investigación y Servicio ubicadas en el Programa de Actividades Comunes, para generar ingresos propios por concepto de venta de servicios, lo cual podrá ser reflejado en la política presupuestaria de ejercicios fiscales sucesivos (a partir de 2006).

La política de gastos, sigue las orientaciones formuladas por la Oficina de Planificación del Sector Universitario (OPSU), aprobadas por el Consejo Nacional de Universidades (CNU), el 27/09/04, en cuanto a las siguientes consideraciones:

- Recurrencia de los gastos rígidos de personal, materiales, suministros y servicios no personales, en los mismos niveles del presupuesto inicial 2004.

- Incorporación de la propuesta del Ejecutivo Nacional hecha a las Federaciones de trabajadores universitarios, relacionada con: el pago del 50% de la deuda por concepto de Normas de Homologación 2002-2003; pago del bono de alimentación (cesta ticket) para el personal docente y administrativo; y pago de bono de antigüedad para personal administrativo.

- Pago del 8,5% de la nómina de sueldos básicos del personal docente y administrativo, a cuenta de intereses sobre prestaciones sociales y el fideicomiso del personal obrero.

- Asignación de recursos estimados para satisfacer necesidades producto del crecimiento natural de la institución, para cubrir los siguientes conceptos:

  - Recurrencia para la insuficiencia de comedor.

  - Incremento del 31,6% en los gastos de funcionamiento (materiales, suministros y servicios).

  - Actualización de la unidad tributaria para el pago del bono de alimentación (cesta ticket) del personal obrero.

  - Recursos necesarios para cubrir el diferencial cambiario dado la convertibilidad de los precios de bienes y servicios adquiridos en el exterior.

  - Recursos para la creación de nuevos cargos que satisfagan el incremento en la matrícula estudiantil y el comienzo del funcionamiento de seis nuevos programas de formación de pregrado, previstos para el 2005.

  - Incremento en las partidas de becas, ayudantías y preparadurías.

  - Recursos para el pago por concepto de ascensos en el escalafón docente y antigüedad del personal docente titular, administrativo y obrero.

  - Asignación de Normas CNU, en sus componentes fijos y variables, los cuales están destinados a apoyar los procesos de enseñanza de pre y postgrado, fortalecer la actividad y el desarrollo de proyectos de investigación, extensión y cultura, biblioteca, deporte, desarrollo de recursos humanos, ejecución de convenios institucionales y mantenimiento de planta física.

  - Inversión en planta física y en el desarrollo de nuevos proyectos institucionales e insuficiencias.

Los recursos contemplados en esta Ley de Presupuesto han sido asignados a las distintas unidades ejecutoras, proyectos y actividades detallados en la nueva estructura programática presupuestaria, ajustándolos a las metas establecidas en los respectivos planes operativos.

La distribución interna de la asignación del presupuesto derivada de la implantación de la nueva estructura programática presupuestaria, se ha realizado buscando disminuir los gastos de funcionamiento administrativos, priorizando la asignación de recursos a actividades académicas, en especial la enseñanza de pregrado.

La formulación de la Ley de Presupuesto UNEFM para el ejercicio fiscal 2005, responde a la directriz estratégica nacional en materia de educación superior que establece la necesidad de "Garantizar la equidad en el acceso y en el desempeño estudiantil a una Educación Superior de calidad y con pertinencia social"; y a la directriz estratégica institucional de mediano plazo de "Elevar el nivel académico de la institución", la cual fue fijada por el Consejo Universitario de la UNEFM, en sesión ordinaria N° 1.191, de fecha 21/05/2003.

Para satisfacer estos requerimientos, la UNEFM ha previsto incorporar 2.220 nuevos bachilleres en el 2005, para alcanzar una matrícula total de 16.645 estudiantes de pregrado y de 1.450 estudiantes de postgrado. De igual forma, se prevé dar inicio a seis (6) nuevas carreras de pregrado y dos nuevos programas de postgrado (Especialización Médica en Medicina Interna y Maestría en Enseñanza de la Lectura y la Escritura).

Se consideró como criterio prioritario para la asignación de recursos, fortalecer el funcionamiento de los Programas, Proyectos, Laboratorios y otras Unidades dentro del Programa de Enseñanza, en concordancia con la directriz política nacional de la OPSU.

De igual forma, se han previsto recursos para fortalecer la plataforma tecnológica de apoyo a la docencia y al funcionamiento general de la Universidad para brindar los servicios tecnológicos requeridos para alcanzar las metas previstas.

Dentro del Programa Investigación, producto de la implementación de la nueva estructura programática presupuestaria, se incorporan un conjunto de programas definidos como fondos concursables a lo interno de la UNEFM, para apoyar la participación de los profesores en eventos científicos internacionales, el registro de la propiedad intelectual derivada de la investigación, otorgamiento de premios e incentivos a la productividad científica, entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**72.600.858.168**
Transferencias Para Financiar Gastos Corrientes	72.427.858.168
Del Sector Público	72.427.858.168
Ingresos por Actividades Propias	173.000.000
Ingresos no Tributarios	173.000.000
Recursos Financieros	**400.000.000**
Activos Financieros	400.000.000
Disminución de Caja y Bancos	400.000.000
TOTAL	**73.000.858.168**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**63.454.991.690**
Gastos de Consumo	52.334.353.118
Gastos de Personal	40.773.207.488
Materiales y Suministros	2.539.836.393
Servicios no Personales	9.021.309.237
Otros Gastos Corrientes	11.120.638.572
Transferencias	11.120.638.572
Transferencias Corrientes al Sector Privado	11.120.638.572
Gastos de Capital	**3.253.100.000**
Activos Reales	3.253.100.000
Adquisición de Maquinarias y Demás Equipos	2.607.250.760
Otros Activos Reales	645.849.240
Aplicaciones Financieras	**6.292.766.478**
Pasivos Financieros	6.292.766.478
Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.292.766.478
Disminución de Cuentas y Efectos a Pagar	6.292.766.478
Total	**73.000.858.168**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	16.645
Matrícula de Postgrado	Alumno	1.450
Egresados de Pregrado	Egresado	845
Egresados de Postgrado	Egresado	110
Actividades de Investigación	Proyecto	186
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	137
Asistencia Socioeconómica al Estudiante	Becario	150

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**956**	**13.479.104.808**
Directivo	158	3.137.666.244
Profesional y Técnico	195	2.590.581.216
Administrativo	226	1.698.399.720
Docente	287	5.478.160.536
Obrero	90	574.297.092
Personal Fijo a Tiempo Parcial	**97**	**689.873.916**
Directivo	5	55.938.636
Profesional y Técnico	9	72.482.916
Administrativo	8	48.718.932
Docente	75	512.733.432
Personal Contratado	**560**	**4.756.867.824**
Directivo	1	6.635.616
Profesional y Técnico	72	707.978.652
Administrativo	59	339.468.312
Docente	387	3.465.398.856
Obrero	41	237.386.388
TOTAL	**1.613**	**18.925.846.548**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	44	139.602.240
II	321.236 - 371.235	6	25.317.552
III	371.236 - 421.235	48	228.816.888
IV	421.236 - 471.235	82	443.365.764
V	471.236 - 521.235	32	192.061.188
VI	521.236 - 571.235	63	410.147.400
VII	571.236 - 621.235	48	343.181.616
VIII	621.236 - 671.235	56	432.288.348
IX	671.236 - 721.235	68	565.412.508
X	721.236 - 771.235	208	1.886.345.652
XI	771.236 - 821.235	29	277.105.284
XII	821.236 - 871.235	68	679.840.536
XIII	871.236 - 921.235	67	718.940.700
XIV	921.236 - 971.235	127	1.444.312.440
XV	971.236 - 1.021.235	18	214.965.264
XVI	1.021.236 - 1.071.235	50	624.565.824
XVII	1.071.236 - MAS	468	9.487.893.864
	TOTAL	**1.482**	**18.114.163.068**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	8	39.157.476
IV	421.236 - 471.235	33	180.272.448
V	471.236 - 521.235	41	246.321.384
VI	521.236 - 571.235	20	130.148.124
VII	571.236 - 621.235	18	127.741.056
VIII	621.236 - 671.235	7	55.062.132
IX	671.236 - 721.235	4	32.980.860
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**131**	**811.683.480**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**112**	**4.956.289.860**
Jubilado	108	4.868.390.004
Pensionado	4	87.899.856
Administrativo	**107**	**2.205.345.420**
Profesional y Técnico	47	1.346.244.960
Jubilado	45	1.305.120.456
Pensionado	2	41.124.504
Apoyo	60	859.100.460
Jubilado	53	795.906.552
Pensionado	7	63.193.908
Obrero	**20**	**181.405.392**
Jubilado	19	170.880.312
Pensionado	1	10.525.080
TOTAL	**239**	**7.343.040.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	18.579.130.780	697.038.048	1.119.969.248	18.613.988.120	716.115.360	1.046.965.932	**40.773.207.488**
4.02	493.705.000	833.381.518	242.041.096	850.126.067	120.582.712		**2.539.836.393**
4.03	421.176.424	431.588.649	167.754.164	7.968.580.000	32.210.000		**9.021.309.237**
4.04	275.430.000	866.500.000	139.590.000	1.756.250.000	215.330.000		**3.253.100.000**
4.06						6.292.766.478	**6.292.766.478**
4.07	361.004.604	206.627.828	97.540.164	3.329.678.536		7.125.787.440	**11.120.638.572**
TOTAL	**20.130.446.808**	**3.035.136.043**	**1.766.894.672**	**32.518.622.723**	**1.084.238.072**	**14.465.519.850**	**73.000.858.168**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	20.130.446.808
02	Investigación	3.035.136.043
03	Extensión	1.766.894.672
04	Actividades Centrales	32.518.622.723
05	Actividades Comunes	1.084.238.072
06	No Asignables a Programas	14.465.519.850
	TOTAL	**73.000.858.168**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	40.773.207.488
4.02	Materiales y Suministros	2.539.836.393
4.03	Servicios no Personales	9.021.309.237
4.04	Activos Reales	3.253.100.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.292.766.478
4.07	Transferencias	11.120.638.572
	TOTAL	**73.000.858.168**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**72.600.858.168**
Transferencias Para Financiar Gastos Corrientes	72.427.858.168
Del Sector Público	72.427.858.168
De la Administración Central	72.427.858.168
Recursos Ordinarios	69.755.270.202
Otras Fuentes de Financiamiento	2.672.587.966
Ingresos por Actividades Propias	173.000.000
Ingresos no Tributarios	173.000.000
Venta de Bienes y Servicios	173.000.000
B. Gastos Corrientes	**63.454.991.690**
Gastos de Consumo	52.334.353.118
Gastos de Personal	40.773.207.488
Materiales y Suministros	2.539.836.393
Servicios no Personales	9.021.309.237
Otros Gastos Corrientes	11.120.638.572
Transferencias	11.120.638.572
Transferencias Corrientes al Sector Privado	11.120.638.572
Pensionados	34.253.004
Jubilados	4.470.661.536
Becas Universitarias en el País	903.884.544
Otras Transferencias	5.711.839.488
C. Resultado Económico: Ahorro/(Desahorro)	**9.145.866.478**
II. Cuenta Capital	
A. Recursos de Capital	**9.145.866.478**
Ahorro en la Cuenta Corriente	9.145.866.478
B. Gastos de Capital	**3.253.100.000**
Activos Reales	3.253.100.000
Adquisición de Maquinarias y Demás Equipos	2.607.250.760
Otros Activos Reales	645.849.240
C. Resultado Financiero: Superávit / (Déficit)	**5.892.766.478**
III. Cuenta Financiera	
A. Recursos Financieros	**6.292.766.478**
Activos Financieros	400.000.000
Disminución de Cajas y Bancos	400.000.000
Superávit Financiero	5.892.766.478
B. Aplicaciones Financieras	**6.292.766.478**
Pasivos Financieros	6.292.766.478
Servicio de la Deuda y Disminución de Otros Pasivos	6.292.766.478
Disminución de Cuentas y Efectos a Pagar	6.292.766.478

A0186
Universidad Nacional Experimental del Yaracuy (UNEY)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL YARACUY (UNEY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Nacional Experimental del Yaracuy (UNEY) mantiene como misión la formación integral del ser humano, mediante la conjunción armoniosa de las diversas aristas del conocimiento y con una orientación axiológica que le permite hacer énfasis en los aspectos éticos que servirán de base al desempeño profesional de sus egresados.

La institución trabaja actualmente con programas de pregrado y cursos de formación continua que seguirá impartiendo, en función de la pertinencia social y cultural de los mismos. Activará en el año 2005 cursos de postgrado y continuará el desarrollo de programas de investigación que estimulen el talento y la inventiva y que contribuyan a la creación, asimilación y difusión del conocimiento. Asimismo, se fortalecerá la ejecución de programas de extensión dirigidos a elevar el nivel cultural, científico y social del área de influencia de la Universidad.

Se dará continuidad a los actuales programas y planes previstos en el área de enseñanza, procurando su mejoramiento, a través de un proceso de evaluación académica fundado en el principio de experimentalidad universitaria. Para el presente año, nuestra institución tendrá los primeros egresados de pregrado en Ciencia y Cultura de la Alimentación y Ciencias del Deporte. Este hecho representa un hito académico de gran importancia que permite trazar una línea para la revisión acuciosa de lo realizado hasta ahora y para la puesta en marcha de un vigoroso programa de seguimiento de los egresados, también será el año de inicio del pregrado de Diseño Integral, aprovechando la experiencia cumplida en el actual ejercicio fiscal con los cursos de extensión impartidos por los egresados del diplomado "Escuela de Docentes para Diseño Integral" y los diversos trabajos de investigación y de extensión realizados en esa área del conocimiento.

Los programas de investigación persistirán en el fomento, desarrollo y generación de nuevos conocimientos e innovaciones que permitan ampliar tanto la oferta académica como los productos y servicios especializados ofrecidos a la sociedad. Así, en el área del Deporte, la Alimentación y el Diseño se activarán nuevas líneas de investigación conectadas con la realidad del país.

La extensión universitaria continuará con el desarrollo de la Escuela de Servicios Turísticos, los cursos de Diseño, las actividades culturales en las áreas de cine, video, artes escénicas, artes auditivas, artes visuales, literatura, artesanía y folklore, mediante programaciones de alta calidad que harán especial énfasis en aspectos de carácter formativo.

Por su pertinencia y necesidad, son proyectos prioritarios para el ejercicio fiscal 2005 los siguientes:

- El desarrollo de los programas de investigación por el Centro de Investigaciones Gastronómicas en materia de Alimentación y Salud (inocuidad alimentaria y manipulación de alimentos) y en materia de Cultura Culinaria y Gastronómica (memoria de las cocinas regionales).

- El desarrollo de los programas de investigación en el espacio académico de Ciencias del Deporte en materia de Sociología del Deporte (deporte universitario, deporte y petróleo, deporte y recreación y gestión deportiva).

- La profundización del Proyecto Guama: trabajos de investigación y de extensión orientados a incrementar el conocimiento integral sobre el Municipio Sucre del Estado Yaracuy y el comienzo de actividades sobre inocuidad alimentaria en dicha zona, así como la ocupación del Parque El Dorado, mediante la elaboración y puesta en práctica de un riguroso plan, en concordancia con normas ambientales y territoriales.

- El desarrollo de una política editorial de la Universidad que inicie nuevas colecciones y continuidad a los Cuadernos del Rectorado, bajo criterios de pertinencia educativa, calidad literaria, interés científico e histórico. Este plan incluye la publicación de la revista "Azar Concurrente" que inicialmente tendrá una periodicidad semestral.

- La apertura y puesta en marcha de un plan especial de formación docente integral para egresados de los pregrados Ciencia y Cultura de la Alimentación y Ciencias del Deporte, previo cumplimiento de las normas idóneas que al respecto se dictarán.

- El establecimiento de un plan de seguimiento permanente del egresado.

- El desarrollo de un programa de relaciones interinstitucionales con miras a fortalecer el programa de pasantías de nuestros estudiantes y a promover de manera efectiva la inserción de los egresados de la UNEY en las actividades productivas del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**13.299.828.014**
Transferencias Para Financiar Gastos Corrientes	13.094.786.402
Del Sector Público	13.094.786.402
Ingresos por Actividades Propias	18.112.406
Ingresos no Tributarios	18.112.406
Otros Ingresos Corrientes	186.929.206
Ingresos de la Propiedad	186.929.206
Recursos Financieros	**841.000.000**
Activos Financieros	841.000.000
Disminución de Caja y Bancos	841.000.000
TOTAL	**14.140.828.014**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**11.661.903.225**
Gastos de Consumo	11.418.503.225
Gastos de Personal	6.891.085.377
Materiales y Suministros	1.548.912.005
Servicios no Personales	2.978.505.843
Otros Gastos Corrientes	243.400.000
Transferencias	243.400.000
Transferencias Corrientes al Sector Privado	211.700.000
Otras Transferencias	31.700.000
Gastos de Capital	**1.637.924.789**
Activos Reales	1.545.835.789
Repuestos y Reparaciones Mayores	120.000.000
Adquisición de Maquinarias y Demás Equipos	1.220.835.789
Estudios y Proyectos Para Inversión en Activo Fijo	50.000.000
Conservaciones Ampliaciones y Mejoras	120.000.000
Otros Activos Reales	35.000.000
Activos Intangibles	92.089.000
Aplicaciones Financieras	**841.000.000**
Pasivos Financieros	841.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	841.000.000
Disminución de Cuentas y Efectos a Pagar	841.000.000
Total	**14.140.828.014**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	1.408
Egresados de Pregrado	Egresado	154
Actividades de Investigación	Proyecto	15
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	59
Asistencia Socioeconómica al Estudiante	Becario	448

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**76**	**1.076.572.049**
Directivo	19	408.027.595
Profesional y Técnico	23	251.975.294
Administrativo	4	28.129.828
Docente	23	346.381.248
Obrero	7	42.058.084
Personal Fijo a Tiempo Parcial	**4**	**33.363.984**
Docente	4	33.363.984
Personal Contratado	**125**	**1.951.767.222**
Directivo	11	228.961.013
Profesional y Técnico	29	456.080.267
Administrativo	2	22.423.520
Docente	75	1.204.782.723
Obrero	8	39.519.699
TOTAL	**205**	**3.061.703.255**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.439.720
V	471.236 - 521.235	2	12.310.736
VI	521.236 - 571.235	2	13.169.245
VII	571.236 - 621.235		
VIII	621.236 - 671.235	1	7.544.068
IX	671.236 - 721.235	4	34.068.200
X	721.236 - 771.235	3	27.108.996
XI	771.236 - 821.235	3	28.932.530
XII	821.236 - 871.235	5	49.975.800
XIII	871.236 - 921.235	7	75.463.031
XIV	921.236 - 971.235	5	57.004.262
XV	971.236 - 1.021.235	7	84.429.105
XVI	1.021.236 - 1.071.235	8	99.609.096
XVII	1.071.236 - MAS	142	2.485.070.683
	TOTAL	**190**	**2.980.125.472**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.816.234
II	321.236 - 371.235	3	12.063.735
III	371.236 - 421.235		
IV	421.236 - 471.235	2	10.606.558
V	471.236 - 521.235	8	48.323.822
VI	521.236 - 571.235	1	6.767.434
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**15**	**81.577.783**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	2.861.877.353	171.394.679	811.040.846	2.959.979.496	86.793.003		**6.891.085.377**
4.02	202.836.000	69.720.000	318.333.032	951.522.973	6.500.000		**1.548.912.005**
4.03	414.097.448	155.800.000	398.775.000	1.996.833.395	13.000.000		**2.978.505.843**
4.04	359.318.315	120.000.000	330.303.874	735.302.600	93.000.000		**1.637.924.789**
4.06						841.000.000	**841.000.000**
4.07	13.000.000		16.500.000	212.400.000	1.500.000		**243.400.000**
TOTAL	**3.851.129.116**	**516.914.679**	**1.874.952.752**	**6.856.038.464**	**200.793.003**	**841.000.000**	**14.140.828.014**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	3.851.129.116
02	Investigación	516.914.679
03	Extensión	1.874.952.752
04	Actividades Centrales	6.856.038.464
05	Actividades Comunes	200.793.003
06	No Asignables a Programas	841.000.000
	TOTAL	**14.140.828.014**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.891.085.377
4.02	Materiales y Suministros	1.548.912.005
4.03	Servicios no Personales	2.978.505.843
4.04	Activos Reales	1.637.924.789
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	841.000.000
4.07	Transferencias	243.400.000
	TOTAL	**14.140.828.014**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.299.828.014**
Transferencias Para Financiar Gastos Corrientes	13.094.786.402
Del Sector Público	13.094.786.402
De la Administración Central	13.094.786.402
Recursos Ordinarios	12.611.588.784
Otras Fuentes de Financiamiento	483.197.618
Ingresos por Actividades Propias	18.112.406
Ingresos no Tributarios	18.112.406
Venta de Bienes y Servicios	18.112.406
Otros Ingresos Corrientes	186.929.206
Ingresos de la Propiedad	186.929.206
Intereses por Dinero en Depósitos	186.929.206
B. Gastos Corrientes	**11.661.903.225**
Gastos de Consumo	11.418.503.225
Gastos de Personal	6.891.085.377
Materiales y Suministros	1.548.912.005
Servicios no Personales	2.978.505.843
Otros Gastos Corrientes	243.400.000
Transferencias	243.400.000
Transferencias Corrientes al Sector Privado	211.700.000
Becas Universitarias en el País	39.600.000
Donaciones a Personas	5.300.000
Otras Transferencias Directas a Personas	38.000.000
Subsidios a Organismos Laborales y Gremiales	5.300.000
Otros Subsidios Sociales al Sector Privado	123.500.000
Otras Transferencias Corriente Diversas	31.700.000
Transferencias Corrientes Diversas	31.700.000
C. Resultado Económico : Ahorro/(Desahorro)	**1.637.924.789**
II. Cuenta Capital	
A. Recursos de Capital	**1.637.924.789**
Ahorro en la Cuenta Corriente	1.637.924.789

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**1.637.924.789**
Activos Reales	1.545.835.789
Repuestos y Reparaciones Mayores	120.000.000
Adquisición de Maquinarias y Demás Equipos	1.220.835.789
Estudios y Proyectos Para Inversión en Activo Fijo	50.000.000
Conservaciones Ampliaciones y Mejoras	120.000.000
Otros Activos Reales	35.000.000
Activos Intangibles	92.089.000
C. Resultado Financiero Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**841.000.000**
Activos Financieros	841.000.000
Disminución de Caja y Bancos	841.000.000
B. Aplicaciones Financieras	**841.000.000**
Pasivos Financieros	841.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	841.000.000
Disminución de Cuentas y Efectos a Pagar	841.000.000

A0196
Universidad Nacional Experimental Politécnica
de la Fuerza Armada Nacional (UNEFA)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA DE LA FUERZA ARMADA NACIONAL (UNEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional, es una institución con estructura dinámica para formar profesionales en forma integral a nivel de pregrado y/o postgrado en el subsistema de educación superior, con planes de estudio dentro de un régimen especial, en la investigación, tanto básica como aplicada, el desarrollo tecnológico, la extensión y la administración educativa, con el fin de apoyar al desarrollo de la Fuerza Armada Nacional y del país.

La UNEFA busca ser una Universidad de calidad educativa y acreditada, ejemplo de gestión académico administrativa a nivel nacional, con reconocimiento y posicionamiento Internacional.

Esta Institución nace originalmente, según Decreto Presidencial N° 1.587, que creó el Instituto Universitario Politécnico de la Fuerza Armada Nacional, Institución perteneciente al Ministerio de la Defensa, cuya misión era la de formar profesionales en el ámbito del Pre-grado y Post-grado, en las ramas de la ciencia y la tecnología.

Posteriormente, en fecha 26 de Abril de 1999, según Decreto N° 115 de la Presidencia de la República, se crea la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional, adscrita a los Ministerios de la Educación Superior y Defensa, siguiendo lo previsto en la Resolución N° 28 del 05 de Octubre de 1998, sancionada por el Consejo Nacional de Universidades (CNU).

Actualmente, se imparten las carreras de Ingeniería Aeronáutica, Eléctrica, Electrónica, Mecánica, Naval, Civil y Sistemas, además de las de Técnico Superior Universitario en análisis y Diseño de Sistemas, en Comunicación y Electrónica y en Enfermería, otorgando los títulos de Doctor, Magíster Scientiarum y Especialistas, su sede principal esta ubicada en la Región Capital y núcleos en los Estados Aragua y Carabobo.

POLITICA Y ESTRATEGIAS

- Participar como elemento de aporte en los planes de Seguridad Nacional y Estado.
- Colaborar en el desarrollo planificación y sostenido en la formación intelectual, científica, tecnológica de la Fuerza Armada.
- Asesorar a los componentes de la Fuerza Armada en el desarrollo de proyectos factibles para el buen funcionamiento de dichos componentes.
- Mantener una relación integral con el Ministerio de Educación Superior, Defensa y con la Oficina de Planificación del Sector Universitario.
- Ser una Universidad con dimensiones distintas a Sistemas Burocráticos, donde se dé apoyo al mejoramiento continuo de la formación académica y a los proyectos de investigaciones.
- Mayor proyección de los egresados UNEFISTAS y sus alcances profesionales y por consiguiente en los planes de desarrollo que realizan estos como proyecto factibles al sector Institucional y productivo.
- Profundizar las relaciones académicas de la UNEFA en el Exterior.
- Desarrollar programas en equipos con el sector productivo a nivel Regional y Nacional.
- Ser un organismo consultor técnico, donde pueda participar en las diferentes áreas sociales, productivas, tecnológicas y científicas, generando capital intelectual.

- Implementar la participación de los docentes, investigadores, extensionistas y alumnado en lo referente a desarrollo del capital intelectual.

- Evaluar y actualizar el diseño curricular de estudio y los procesos de formación docente.

- Estar presente en todos los escenarios y actividades del valor humanístico.

- Desarrollar un crecimiento sostenido a nivel corporativo de la Universidad.

VINCULACIÓN DEL POAI CON EL PLAN DE DESARROLLO Y PLAN ESTRATÉGICO DE LA FAN

La vinculación que existe entre, el Plan de Desarrollo y el Plan Estratégico de las FAN y la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional, se rige por lo establecido en el Objetivo General N° 7 del Dossier publicado por el Ministerio de la Defensa (2001) que nos señala, se deben gerenciar eficientemente la administración de recursos humanos, materiales y financieros de las Fundaciones, Institutos Autónomos, Sociedades y Compañías Anónimas, Servicios Autónomos y Asociaciones Civiles adscritas al Sector defensa, a fin de garantizar el cumplimiento del propósito y razón social para la cual fueron creados y se constituyan en soporte de la eficiencia gestión de la Fuerza Armada Nacional.

Por medio de este objetivo general se pone de manifiesto que la Universidad esta orientada a continuar el desarrollo de estudios avanzados en las Ciencias y la Tecnología, para lograr profesionales universitario de una altísima calidad, en función de las necesidades de la Fuerza Armada Nacional, especialmente en aquellas áreas donde existe interés compartidos del Sector Defensa con otros Sectores de la Administración Pública y Privada. Es de esta forma en que la Institución contribuye y se inserta dentro de los objetivos de la Fuerza Armada Nacional.

Fundamenta su acción institucional para el año fiscal 2005, enmarcada dentro de las siguientes líneas estratégicas:

LINEAS GENERALES DEL PLAN DE DESARROLLO ECONOMICO Y SOCIAL DE LA NACION 2001-2007

EQUILIBRIO SOCIAL

- Objetivo: Alcanzar la justicia social.
- Estrategia: Incorporación (inclusión) progresiva.
- Sub Objetivo : Garantizar el disfrute de los derechos sociales de forma universal y equitativa.
- Sub Estrategia : Disminuir progresivamente las inequidades sociales, priorizando las necesidades sociales y profundizando la descentralización.
- Sub – sub objetivo : Educación de calidad para todos.

EQUILIBRIO TERRITORIAL

- Objetivo: Ocupar y consolidar el territorio.
- Estrategia: Descentralización desconcentrada.
- Sub- Objetivo Aumentar las actividades y la población en áreas de desconcentración.
- Sub- Estrategia: Creación de zonas especiales de desarrollo (ZEDES).
- Sub-sub objetivo : Promover el establecimiento de zonas especiales de desarrollo.

La Educación Superior forma parte del Sistema Nacional de Educación, y por tanto, está comprometida a la acción conjunta con las otras instancias del sistema educativo para el logro del ejercicio pleno de la educación permanente como derecho humano y como proceso fundamental para el logro de los fines esenciales del Estado establecidos en la Constitución Nacional.

Es un servicio público, y el Estado Venezolano tiene la responsabilidad indelegable e indeclinable de garantizar el desarrollo y calidad del sistema de educación superior, como un conjunto articulado de instituciones y programas; procurar los recursos necesarios para su funcionamiento y velar por el cabal cumplimiento de sus procesos, orientaciones y principios en correspondencia con el interés nacional.

PLAN ESTRATÉGICO DE CONSOLIDACIÓN DE LA FUERZA ARMADA NACIONAL 2000 – 2010.

- Área Capital Humano: Capacitar, captar y formar el recurso humano necesario, a fin de contar con el personal idóneo para el logro eficaz y eficiente de la misión asignada.

- Área Actividades de Desarrollo: Concertar el esfuerzo técnico-científico de los institutos de investigación e industria militar, para fortalecer el desarrollo institucional y coadyuvar al desarrollo de país, ejecutar y apoyar acciones conjuntas dirigidas a contribuir al desarrollo nacional.

- Área Entes Adscritos: Desarrollar actividades estrictamente orientadas al cumplimiento razón social para lo cual fueron creados.

La Educación Superior es un factor estratégico para la transformación social, la consolidación de la soberanía nacional y la construcción de una sociedad mejor. En consecuencia, en la realización de sus procesos de formación, creación intelectual y vinculación social, orientada al desarrollo humano integral y sustentable; al reconocimiento, la comprensión y el conocimiento de nuestra diversidad y potencialidades como país; la búsqueda de la justicia social, el combate de la pobreza y de todas las formas de exclusión social; la consolidación de la participación protagónica del pueblo venezolano, de la democracia participativa y de la ciudadanía democrática; la expansión y la democratización de las capacidades educativas, científicas, tecnológicas y económicas de la nación; la seguridad alimentaría; la conservación y enriquecimiento del patrimonio cultural; la garantía universal e indivisible de los derechos humanos; la democratización de la sociedad internacional; el equilibrio ecológico; la integración latinoamericana; el fortalecimiento de la condición humana y los procesos que faciliten la paz, la comprensión y la colaboración entre los pueblos de todo el mundo.

Las variaciones fundamentales entre el Proyecto de Presupuesto y el estimado del último año a nivel de programas y partidas obedecen principalmente al proceso de consolidación de la Universidad, esto implica que se deban atender objetivos a corto y mediano plazo en ese marco donde la Educación Superior es un lineamiento estratégico del Estado Venezolano.

ENSEÑANZA

Dentro de esta perspectiva la Universidad se estima para el año 2005 contar con los siguientes Núcleos: Caracas, Maracay, Puerto Cabello, Centro de Investigación y Postgrado, Yaracuy (San Felipe y Nirgua), Sucre (Carúpano y Cumaná), Anzoátegui, Lara, Táchira, Santa Elena de Uairen, Falcón y Zulia, y se tiene programado en nuevos inscritos de pregrado y postgrado alumnos, previéndose una matricula total de alumnos, lo cual en su conjunto vendría a ser la oferta de la UNEFA para la población estudiantil venezolana, como acción de Estado para coadyuvar en la búsqueda del equilibrio social y territorial de nuestro País.

La Universidad prevé dictar nuevas carreras de pregrado tales como: Licenciatura en Economía Social, Licenciatura en Educación integral, Licenciatura en Administración y Gestión Municipal, Ingeniería de Petróleo, Ingeniería Agronómica, T.S.U. Enfermería, T.S.U. en Turismo, Licenciatura en Administración de Desastres, T.S.U. en Hotelería, Ingeniería Petroquímica, además de las que tradicionalmente a dictado y una nueva maestría de Tecnología de Información y Comunicaciones, Doctorado en Innovaciones Educativas y Doctorado en Ciencias Gerenciales.

INVESTIGACION

Se busca fortalecer el desarrollo de la Universidad con la realización de proyectos, convenios, eventos, talleres, seminarios, alianzas estratégicas, además de publicaciones, las cuales son la base para el desarrollo y proyección de los miembros de la Universidad, lo que contribuye con la actualización de los docentes y estudiantes.

EXTENSION

En lo concerniente a la estructura organizativa de la UNEFA, se consolidó el Decanato de Extensión el cual busca lograr la integración permanente de la Universidad con el entorno de manera creadora, estimuladora y critica, en forma multidireccional tanto interna como en su proyección extra Universitaria, con la participación en el proceso de creación social de la cultura, liberación y transformación de la comunidad nacional, mediante modalidades de educación formal y no formal. Mediante un proceso participativo, dinámico y continuó que promueve la gestión, auto gestión y busca desarrollar, mediante el aumento del conocimiento del hombre, el fortalecimiento de una conciencia critica, a fin de que pueda contribuir eficientemente a la formación y progreso del mundo que lo rodea.

ACTIVIDADES CENTRALES

Su incremento obedece principalmente al crecimiento de la planta docente y administrativa acorde con la expansión y apertura de nuevas carreras, maestrías y doctorados, además de los cursos, eventos, talleres entre otros, que se espera dictar a través de los programas de investigación y extensión.

De igual modo, responde a las Políticas Presupuestarias dictadas por la Oficina de la Planificación del Sector Universitario, en lo que respecta al Índice de Precios al Consumidor establecido en 23% y un tipo de cambio proyectado para el año 2005 de 2.177 Bs./$, se incluyen para el ejercicio fiscal 2005 la prima por antigüedad para el personal administrativo, la cancelación de la deuda 2002-2003, el pago de cesta ticket al personal docente y administrativo y se incrementa significativamente las becas a estudiantes.

En lo que respecta a servicios generales y planta física, su aumento es abrupto por cuanto corresponde a la UNEFA, cumplir con el mantenimiento, remodelación y dotación de la nueva Sede y Núcleos que se incorporan a la Universidad

La Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional, estima atender una demanda de 15.300 alumnos para las áreas de Técnico Superior Universitario, Ingeniería, Sociales, Salud y las diferentes Maestrías, Doctorado y Especializaciones de Postgrado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**63.240.344.902**
Transferencias Para Financiar Gastos Corrientes	62.740.344.902
Del Sector Público	62.740.344.902
Ingresos por Actividades Propias	470.000.000
Ingresos no Tributarios	470.000.000
Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Recursos de Capital	**450.980.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	450.980.000
Recursos Financieros	**1.986.449.731**
Pasivos Financieros	1.986.449.731
Incremento de Otros Pasivos Circulantes	1.986.449.731
TOTAL	**65.677.774.633**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**56.012.268.477**
Gastos de Consumo	54.168.500.107
Gastos de Personal	38.439.030.387
Materiales y Suministros	5.325.730.252
Servicios no Personales	9.952.759.468
Otros Gastos de Instituciones Descentralizadas	450.980.000
Depreciación y Amortización	450.980.000
Otros Gastos Corrientes	1.843.768.370
Transferencias	1.843.768.370
Transferencias Corrientes al Sector Privado	1.843.768.370
Gastos de Capital	**5.326.376.104**
Activos Reales	4.871.065.469
Repuestos y Reparaciones Mayores	488.905.993
Adquisición de Maquinarias y Demás Equipos	3.202.678.400
Conservaciones Ampliaciones y Mejoras	357.367.394
Otros Activos Reales	822.113.682
Activos Intangibles	455.310.635
Aplicaciones Financieras	**4.339.130.052**
Activos Financieros	2.577.429.732
Incremento de Caja y Bancos	2.577.429.732
Pasivos Financieros	1.761.700.320
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.761.700.320
Disminución de Cuentas y Efectos a Pagar	1.761.700.320
Total	**65.677.774.633**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	13.998
Matrícula de Postgrado	Alumno	1.302
Egresados de Pregrado	Egresado	427
Egresados de Postgrado	Egresado	83
Actividades de Investigación	Proyecto	38
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	68
Asistencia Socioeconómica al Estudiante	Becario	1.549

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**993**	**14.823.343.644**
Profesional y Técnico	178	2.815.421.747
Administrativo	191	2.089.298.686
Docente	448	7.745.954.862
Médico	2	27.291.864
Obrero	174	2.145.376.485
Personal Fijo a Tiempo Parcial	**16**	**530.186.448**
Docente	16	530.186.448
Personal Contratado	**880**	**4.112.930.764**
Docente	880	4.112.930.764
TOTAL	**1.889**	**19.466.460.856**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	557	1.110.880.073
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	81	410.671.249
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	247	2.222.079.726
XI	771.236 - 821.235	102	1.001.298.301
XII	821.236 - 871.235	47	487.880.766
XIII	871.236 - 921.235	165	1.788.083.967
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	92	1.109.797.786
XVI	1.021.236 - 1.071.235	32	401.151.128
XVII	1.071.236 - MAS	392	8.789.241.375
	TOTAL	**1.715**	**17.321.084.371**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	55	565.693.035
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	50	600.973.946
XVI	1.021.236 - 1.071.235	16	197.718.533
XVII	1.071.236 - MAS	53	780.990.971
	TOTAL	**174**	**2.145.376.485**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**17**	**518.616.381**
Jubilado	15	490.516.565
Pensionado	2	28.099.816
Administrativo	**15**	**244.020.779**
Profesional y Técnico	3	86.032.818
Jubilado	3	86.032.818
Apoyo	12	157.987.961
Jubilado	12	157.987.961
Obrero	**22**	**156.163.813**
Jubilado	21	153.126.215
Pensionado	1	3.037.598
TOTAL	**54**	**918.800.973**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	06	TOTAL
4.01	22.932.482.348	2.007.685.327	932.261.364	12.566.601.348		**38.439.030.387**
4.02	1.374.127.832	20.991.150	545.188.695	3.385.422.575		**5.325.730.252**
4.03	3.253.879.704	146.855.871	277.699.457	6.274.324.436		**9.952.759.468**
4.04	1.710.420.747	68.944.125	305.549.100	3.241.462.132		**5.326.376.104**
4.05					2.577.429.732	**2.577.429.732**
4.06					1.761.700.320	**1.761.700.320**
4.07				924.967.396	918.800.974	**1.843.768.370**
4.08					450.980.000	**450.980.000**
TOTAL	**29.270.910.631**	**2.244.476.473**	**2.060.698.616**	**26.392.777.887**	**5.708.911.026**	**65.677.774.633**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	29.270.910.631
02	Investigación	2.244.476.473
03	Extensión	2.060.698.616
04	Actividades Centrales	26.392.777.887
06	No Asignables a Programas	5.708.911.026
	TOTAL	**65.677.774.633**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	38.439.030.387
4.02	Materiales y Suministros	5.325.730.252
4.03	Servicios no Personales	9.952.759.468
4.04	Activos Reales	5.326.376.104
4.05	Activos Financieros	2.577.429.732
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.761.700.320
4.07	Transferencias	1.843.768.370
4.08	Otros Gastos de Instituciones Descentralizadas	450.980.000
	TOTAL	**65.677.774.633**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**63.240.344.902**
Transferencias Para Financiar Gastos Corrientes	62.740.344.902
Del Sector Público	62.740.344.902
De la Administración Central	62.740.344.902
Aporte del Ministerio de Educación Superior	27.740.344.902
Recursos Ordinarios	26.716.726.175
Otras Fuentes de Financiamiento	1.023.618.727
Aporte del Ministerio de la Defensa	35.000.000.000
Recursos Ordinarios	35.000.000.000
Ingresos por Actividades Propias	470.000.000
Ingresos no Tributarios	470.000.000
Venta de Bienes y servicios	470.000.000
Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Intereses por Dinero en Depósitos	30.000.000
B. Gastos Corrientes	**56.012.268.477**
Gastos de Consumo	54.168.500.107
Gastos de Personal	38.439.030.387
Materiales y Suministros	5.325.730.252
Servicios no Personales	9.952.759.468
Otros Gastos de Instituciones Descentralizadas	450.980.000
Depreciación y Amortización	450.980.000
Otros Gastos Corrientes	1.843.768.370
Transferencias	1.843.768.370
Transferencias Corrientes al Sector Privado	1.843.768.370
Pensiones y Jubilaciones	527.771.290
Subsidios a Organismos Laborales y Gremiales	45.930.000
Otras Subvenciones Socio-económicas al Personal Jubilado	384.517.080
Becas de Manutención Alumnos	756.600.000
Ayudas Económicas	128.950.000
C. Resultado Económico : Ahorro/(Desahorro)	**7.228.076.425**
II. Cuenta Capital	
A. Recursos de Capital	**7.679.056.425**
Ahorro en la Cuenta Corriente	7.228.076.425
Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas.	450.980.000
B. Gastos de Capital	**5.326.376.104**
Activos Reales	4.871.065.469
Repuestos y Reparaciones Mayores	488.905.993
Adquisición de Maquinarias y Demás Equipos	3.202.678.400
Conservaciones Ampliaciones y Mejoras	357.367.394
Otros Activos Reales	822.113.682
Activos Intangibles	455.310.635
C. Resultado Financiero : Superávit / (Déficit)	**2.352.680.321**
III. Cuenta Financiera	
A. Recursos Financieros	**4.339.130.052**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Pasivos Financieros	1.986.449.731
Incremento de Otros Pasivos Circulantes	1.986.449.731
Superávit Financiero	2.352.680.321
B. Aplicaciones Financieras	**4.339.130.052**
Activos Financieros	2.577.429.732
Incremento de Caja y Bancos	2.577.429.732
Pasivos Financieros	1.761.700.320
Servicio de la Deuda y Disminución de Otros Pasivos	1.761.700.320
Disminución de Cuentas y Efectos a Pagar	1.761.700.320

A0208
Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SUR DEL LAGO "JESÚS MARÍA SEMPRÚM" (UNESUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Sur del Lago, Jesús Maria Semprúm, (U.N.E.S.U.R) es una Institución de intereses éticos y sociales, cuyo fin es la formación de profesionales en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad contribuyendo de esta manera al pleno desarrollo de los individuos y el mayor bienestar para la sociedad en función de sus valores trascendentales y sus necesidades.

La U.N.E.S.U.R, es Institución pluralista y democrática, crítica en cuanto al análisis y conclusiones sobre el desenvolvimiento de su entorno, fundamentada en los valores universales de pertinencia, justicia, solidaridad, libertad y respeto a la disidencia. Bajo este enfoque, se plantea hacer de la UNESUR la primera Institución académica, de investigación y consulta dentro del sector agropecuario nacional, poseedora de la estructura y programas lo suficientemente flexibles, objetos de constante evaluación y transformación, reconocida como prestadora de un servicio público que satisfaga los requerimientos de nuestros usuarios y que sirva de experiencia a los paradigmas institucionales establecidos para el nuevo modelo de universidad venezolana de calidad con equidad.

Esta concepción estratégica de carácter institucional establece y garantiza un enlace entre el Plan de Desarrollo Institucional y el Plan Estratégico de la Nación, visto a través del Plan Operativo Anual, estructurado por los programas direccionales que dan vida a esta institución educativa, permitiéndole alcanzar los objetivos de largo plazo expresados a continuación:

- Constituirse en una Institución que fomente el desarrollo del conocimiento y estimule la formación de profesionales, como elementos esenciales básicos para el avance de los pueblos, visualizando el conocimiento como una ventaja competitiva transmisible a través de la docencia y la extensión.

- Desarrollar planes de oferta Institucional que garanticen la pertinencia social e interna, tomando como referencia las potencialidades existentes en la región para la producción de bienes y servicios competitivos, como medios que fortalezcan las funciones de investigación, docencia y extensión.

- Conducir el proceso formativo de profesionales hábiles y útiles, con criterios de alta calidad y excelencia, para insertarse en un entorno competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultados de una educación con calidad científica e interactiva y pertinencia social.

- Esta visión integrada de la sociedad y el conocimiento fundamenta la generación de lineamientos estratégicos, orientados al fortalecimiento de las funciones básicas de Docencia, Investigación y Extensión.

ENSEÑANZA

Incrementar la oferta educacional y diversificar los perfiles profesionales en concordancia con la pertinencia social y los cambios que desde la perspectiva científica y tecnológica del mundo contemporáneo se sucedan. Se contemplan las carreras de:

- Ingeniería de la Producción Agropecuaria.

- Conversión de la Licenciatura en Administración de Empresas Agropecuarias en Administración de Empresas con menciones.

- Contaduría Pública.

- Ingeniería de la Producción de Alimentos.

- Ingeniería de Mantenimiento de Maquinaria Agrícola.

- Licenciatura en Educación Física.

- Promover las nuevas tecnologías educativas como la telemática y la informática a través de la creación de laboratorios para el aprendizaje orientado.

- Recopilar la información institucional sobre las etapas de la universidad virtual en todas sus manifestaciones.

- Impulsar la formación de profesionales docentes en el IV y V nivel, atendiendo áreas claves del desarrollo institucional, en concordancia con los sectores productivos regionales, estadales y nacionales.

- Efectuar Convenios Interinstitucionales para el dictado de Cursos de Postgrado conducentes y no conducentes a título.

INVESTIGACIÓN

Consolidación y desarrollo de la investigación para garantizar la producción y transferencia de conocimiento y tecnología, así como también, el mejoramiento continuo de la docencia y la extensión. Se plantea la consolidación de las áreas de investigación: Agrícola Animal, Agrícola Vegetal y Económico Social.

EXTENSIÓN

La UNESUR, enfrenta nuevos retos para la expansión y rediseño de sus funciones básicas como institución educativa en el ámbito superior. En este sentido, su relación con el entorno precisa de un intercambio equilibrado que promueva la generación de un valor agregado social, tanto para la Institución como para la comunidad en general, de forma tal que pueda cumplir y afianzar su compromiso de liderazgo en la región Sur del Lago. A fin de concretar este enunciado se contemplan los siguientes lineamientos estratégicos:

- Consolidar la participación de la Institución en el desarrollo social, cultural y científico de la Colectividad Surlaguense a través de la intensificación, presencia y vinculación con las poblaciones de Encontrados, Casigua, El Chivo, El Vigía y Bobures.

- Consolidación y expansión de la Actividad Deportiva.

- Consolidación y expansión de la Educación Continua intra y extra universitaria.

- Consolidación y expansión de la Actividad Cultural.

- Consolidación de la Unidad de Contingencia.

- Impulsar la Asistencia Agropecuaria a pequeños y medianos productores.

- Ampliar la Línea Editorial.

Para el logro de estos objetivos se redundará en la concreción de otros aspectos no menos importantes del quehacer educativo, relacionados con la calidad de los servicios de apoyo académico, entendido como un proceso integrado por los beneficios socio-económicos estudiantiles, biblioteca y hemeroteca.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**23.211.713.515**
Transferencias Para Financiar Gastos Corrientes	21.964.193.178
Del Sector Público	21.964.193.178
Ingresos por Actividades Propias	1.027.520.337
Ingresos no Tributarios	1.027.520.337
Otros Ingresos Corrientes	220.000.000
Ingresos de la Propiedad	220.000.000
Recursos Financieros	**1.000.000.000**
Activos Financieros	1.000.000.000
Disminución de Caja y Bancos	1.000.000.000
TOTAL	**24.211.713.515**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**21.041.271.113**
Gastos de Consumo	20.368.361.685
Gastos de Personal	16.353.089.840
Materiales y Suministros	1.194.917.445
Servicios no Personales	2.820.354.400
Otros Gastos Corrientes	672.909.428
Transferencias	672.909.428
Transferencias Corrientes al Sector Privado	672.909.428
Gastos de Capital	**2.330.408.864**
Activos Reales	2.081.308.864
Repuestos y Reparaciones Mayores	141.000.000
Adquisición de Maquinarias y Demás Equipos	1.592.308.864
Otros Activos Reales	348.000.000
Activos Intangibles	249.100.000
Aplicaciones Financieras	**840.033.538**
Pasivos Financieros	840.033.538
Servicio de la Deuda Pública y Disminución de Otros Pasivos	840.033.538
Disminución de Cuentas y Efectos a Pagar	180.000.000
Disminución de Otros Pasivos no Circulantes	660.033.538
Total	**24.211.713.515**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	5.800
Egresados de Pregrado	Egresado	200
Actividades de Investigación	Proyecto	30
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	17
Asistencia Socioeconómica al Estudiante	Becario	408

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**326**	**3.770.592.121**
Directivo	1	50.095.228
Profesional y Técnico	88	1.439.174.054
Administrativo	54	377.782.944
Docente	90	1.342.099.496
Obrero	93	561.440.399
Personal Contratado	**372**	**2.153.997.289**
Profesional y Técnico	27	366.535.180
Administrativo	4	28.423.079
Docente	310	1.563.370.798
Obrero	31	195.668.232
TOTAL	**698**	**5.924.589.410**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	310	1.563.370.798
IV	421.236 - 471.235		
V	471.236 - 521.235	9	55.828.265
VI	521.236 - 571.235	1	6.575.667
VII	571.236 - 621.235	44	312.324.202
VIII	621.236 - 671.235	4	31.477.889
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	6	65.195.953
XIV	921.236 - 971.235	16	181.815.691
XV	971.236 - 1.021.235	1	11.898.302
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	183	2.938.994.012
	TOTAL	**574**	**5.167.480.779**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	47	256.427.390
V	471.236 - 521.235	3	17.796.178
VI	521.236 - 571.235	67	433.176.591
VII	571.236 - 621.235	6	42.245.118
VIII	621.236 - 671.235	1	7.463.354
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**124**	**757.108.631**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	7.432.155.692	36.252.321	293.920.309	8.318.790.022	271.971.496		**16.353.089.840**
4.02	360.949.580	139.349.000	110.178.604	485.748.708	98.691.553		**1.194.917.445**
4.03	329.004.820	209.185.646	314.246.341	1.855.250.565	112.667.028		**2.820.354.400**
4.04	324.236.000	435.200.000	65.610.000	1.275.854.960	229.507.904		**2.330.408.864**
4.06						840.033.538	**840.033.538**
4.07			2.000.000	670.909.428			**672.909.428**
TOTAL	**8.446.346.092**	**819.986.967**	**785.955.254**	**12.606.553.683**	**712.837.981**	**840.033.538**	**24.211.713.515**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	8.446.346.092
02	Investigación	819.986.967
03	Extensión	785.955.254
04	Actividades Centrales	12.606.553.683
05	Actividades Comunes	712.837.981
06	No Asignables a Programas	840.033.538
	TOTAL	**24.211.713.515**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	16.353.089.840
4.02	Materiales y Suministros	1.194.917.445
4.03	Servicios no Personales	2.820.354.400
4.04	Activos Reales	2.330.408.864
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	840.033.538
4.07	Transferencias	672.909.428
	TOTAL	**24.211.713.515**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.211.713.515**
Transferencias Para Financiar Gastos Corrientes	21.964.193.178
Del Sector Público	21.964.193.178
De la Administración Central	21.964.193.178
Recursos Ordinarios	21.153.714.450
Otras Fuentes de Financiamiento	810.478.728
Ingresos por Actividades Propias	1.027.520.337
Ingresos no Tributarios	1.027.520.337
Venta de Bienes y Servicios	1.027.520.337
Otros Ingresos Corrientes	220.000.000
Ingresos de la Propiedad	220.000.000
Interese por Títulos y Valores	220.000.000
B. Gastos Corrientes	**21.041.271.113**
Gastos de Consumo	20.368.361.685
Gastos de Personal	16.353.089.840
Materiales y Suministros	1.194.917.445
Servicios no Personales	2.820.354.400
Otros Gastos Corrientes	672.909.428
Transferencias	672.909.428
Transferencias Corrientes al Sector Privado	672.909.428
Becas Universitarias en el País	537.709.428
Becas de Perfeccionamiento en el País	40.000.000
Donaciones a Personas	95.200.000
C. Resultado Económico: Ahorro/(Desahorro)	**2.170.442.402**
II. Cuenta Capital	
A. Recursos de Capital	**2.170.442.402**
Ahorro en la Cuenta Corriente	2.170.442.402
B. Gastos de Capital	**2.330.408.864**
Activos Reales	2.081.308.864
Repuestos y Reparaciones Mayores	141.000.000
Adquisición de Maquinarias y Demás Equipos	1.592.308.864
Otros Activos Reales	348.000.000
Activos Intangibles	249.100.000
C. Resultado Financiero: Superávit / (Déficit)	**(159.966.462)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.000.000.000**
Activos Financieros	1.000.000.000
Disminución de Cajas y Bancos	1.000.000.000
B. Aplicaciones Financieras	**1.000.000.000**
Pasivos Financieros	840.033.538
Servicio de la Deuda y Disminución de Otros Pasivos	840.033.538
Disminución de Cuentas y Efectos a Pagar	180.000.000
Disminución de Otros Pasivos no Circulantes	660.033.538
Déficit Financiero	159.966.462

A0307

Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)

FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES) es una institución del Estado Venezolano que tiene como misión, la promoción y organización de los servicios médicos hospitalarios y talleres de formación de facilitadores en salud sexual y reproductiva, dirigidos a los estudiantes de educación superior del sector oficial, inscritos en una primera carrera de pregrado, con el fin de evitar su deserción del subsistema por causas médicas susceptibles de ser corregidas o resueltas a través de su oportuna atención.

Este plan social fue aprobado por los Rectores de las Universidades Nacionales, en reunión del 29 de septiembre de 1989 y que se concretó con la creación de FAMES, como se desprende del Decreto N° 531 del 6 de octubre de 1989, emanado de la Presidencia de la República. En tal Decreto se establece que FAMES está destinada a promover y organizar en todo el ámbito nacional, el financiamiento, así como administrar y ejecutar el Plan Asistencial, a través de un Baremo Social que se establece con Convenios firmados con Clínicas, Hospitales, Cruz Roja y médicos especialistas, a fin de evitar su deserción del subsistema por causas médicas susceptibles de ser corregidas o resueltas a través de su oportuna atención.

Es por ello que a partir del año 2000 FAMES desarrolla además el Programa de Prevención a través de la formación de facilitadores (profesores, estudiantes de los semestres superiores), y miembros de la comunidad universitaria, a fin de disminuir el embarazo no deseado y las infecciones de transmisión sexual; contando en la actualidad con los recursos económicos - financieros para cumplir con los objetivos planteados.

Sin embargo, se destaca la política del ciudadano Presidente de la República de garantizar la educación gratuita y de calidad académica a través de la Misión Sucre, que permitirá la incorporación nuevos estudiantes al Subsistema de Educación Superior, situación que impactará en el Presupuesto de la Fundación, asimismo el dar cobertura a las nuevas patologías aprobadas a por el Consejo Nacional de Universidades

En tal sentido, los Programas de Atención Médica y de Prevención, para los estudiantes universitarios, se inscribe en el cumplimiento de la directriz general del Ministerio de Educación Superior: Garantizando la equidad en el acceso y en el desempeño estudiantil a una educación superior de calidad y pertinencia social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**16.399.093.163**
Transferencias Para Financiar Gastos Corrientes	15.399.093.163
Del Sector Público	15.399.093.163
Otros Ingresos Corrientes	1.000.000.000
Ingresos de la Propiedad	1.000.000.000
Recursos de Capital	**5.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.000.000
Recursos Financieros	**4.499.989**
Activos Financieros	4.499.989
Disminución de Cuentas y Efectos a Cobrar	4.499.989
TOTAL	**16.408.593.152**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**15.193.657.092**
Gastos de Consumo	1.984.159.992
Gastos de Personal	1.641.409.992
Materiales y Suministros	71.000.000
Servicios no Personales	266.750.000
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
Otros Gastos Corrientes	13.209.497.100
Transferencias	13.209.497.100
Transferencias Corrientes al Sector Público	13.209.497.100
Gastos de Capital	**254.057.196**
Activos Reales	192.057.196
Repuestos y Reparaciones Mayores	7.000.000
Adquisición de Maquinarias y Demás Equipos	185.057.196
Activos Intangibles	62.000.000
Aplicaciones Financieras	**960.878.864**
Activos Financieros	960.878.864
Incremento de Caja y Bancos	860.878.864
Adquisición de Inversiones Financieras	100.000.000
Total	**16.408.593.152**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Plan Asistencial	Beneficiario	15.000
Plan de Prevención	Taller	30

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**52**	**520.509.785**
Directivo	5	113.991.643
Profesional y Técnico	21	199.459.753
Administrativo	19	134.499.728
Médico	3	43.566.669
Obrero	4	28.991.992
Personal Fijo a Tiempo Parcial	**3**	**42.600.000**
Directivo	1	19.000.000
Médico	2	23.600.000
Personal Contratado	**4**	**20.000.000**
Administrativo	4	20.000.000
TOTAL	**59**	**583.109.785**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	4	20.000.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	19	134.499.728
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	21	199.459.753
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	2	23.600.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	9	176.558.312
	TOTAL	**55**	**554.117.793**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	4	28.991.992
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**4**	**28.991.992**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	1.641.409.992			**1.641.409.992**
4.02	71.000.000			**71.000.000**
4.03	266.750.000			**266.750.000**
4.04	254.057.196			**254.057.196**
4.05			960.878.864	**960.878.864**
4.07		13.209.497.100		**13.209.497.100**
4.08	5.000.000			**5.000.000**
TOTAL	**2.238.217.188**	**13.209.497.100**	**960.878.864**	**16.408.593.152**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Administración General	2.238.217.188
02	Plan Asistencial	13.209.497.100
99	Partidas no Asignables a Programas	960.878.864
	TOTAL	**16.408.593.152**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.641.409.992
4.02	Materiales y Suministros	71.000.000
4.03	Servicios no Personales	266.750.000
4.04	Activos Reales	254.057.196
4.05	Activos Financieros	960.878.864
4.07	Transferencias	13.209.497.100
4.08	Otros Gastos de Instituciones Descentralizadas	5.000.000
	TOTAL	**16.408.593.152**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.399.093.163**
Transferencias Para Financiar Gastos Corrientes	15.399.093.163
Del Sector Público	15.399.093.163
De la Administración Central	2.500.000.000
Recursos Ordinarios	2.500.000.000
De Entes Descentralizados	12.899.093.163
Otros Ingresos Corrientes	1.000.000.000
Ingresos de la Propiedad	1.000.000.000
Intereses por Dinero en Depósitos	1.000.000.000
B. Gastos Corrientes	**15.193.657.092**
Gastos de Consumo	1.984.159.992
Gastos de Personal	1.641.409.992
Materiales y Suministros	71.000.000
Servicios no Personales	266.750.000
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
Otros Gastos Corrientes	13.209.497.100
Transferencias	13.209.497.100
Transferencias Corrientes al Sector Público	13.209.497.100
Plan Asistencial y Preventivo	13.209.497.100
C. Resultado Económico: Ahorro/(Desahorro)	**1.205.436.071**
II. Cuenta Capital	
A. Recursos de Capital	**1.210.436.071**
Ahorro en la Cuenta Corriente	1.205.436.071
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	5.000.000
B. Gastos de Capital	**254.057.196**
Activos Reales	192.057.196
Repuestos y Reparaciones Mayores	7.000.000
Adquisición de Maquinarias y Demás Equipos	185.057.196
Activos Intangibles	62.000.000
C. Resultado Financiero: Superávit/(Déficit)	**956.378.875**
III. Cuenta Financiera	
A. Recursos Financieros	**960.878.864**
Activos Financieros	4.499.989
Disminución de Cuentas y Efectos a Cobrar	4.499.989
Superávit Financiero	956.378.875
B. Aplicaciones Financieras	**960.878.864**
Activos Financieros	960.878.864
Incremento de Caja y Bancos	860.878.864
Adquisición de Inversiones Financieras	100.000.000

A0333
Fundación Gran Mariscal de Ayacucho
(FUNDAYACUCHO)

FUNDACIÓN GRAN MARISCAL DE AYACUCHO (FUNDAYACUCHO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Gran Mariscal de Ayacucho tiene su origen en el Programa de Becas "Gran Mariscal de Ayacucho", creado por el Decreto Presidencial No. 132 del 04 de junio de 1974, posteriormente dada la importancia que asumió el Programa, por decisión Presidencial -Decreto No. 1.000 del 1ero. de julio de 1975- se modificó su concepción original y se creó la Fundación "Gran Mariscal de Ayacucho", (Fundayacucho), con la Misión de contribuir en la formación del talento humano de alto nivel en las áreas estratégicas y prioritarias para el desarrollo de Venezuela, anunciadas en los planes de la Nación.

Hoy día la Fundación "Gran Mariscal de Ayacucho" ha definido su Visión en el marco de los cambios que se tiene previsto realizar a partir del próximo ejercicio fiscal del año 2005, cambios que impactarán determinantemente la materia económico-financiera y muy especialmente a las condiciones de financiamiento, así como la reorientación de los destinos de estudios hacia países hermanos y cuyos intereses de desarrollo son comunes a nuestro pueblo venezolano como es el caso del Convenio de Cooperación con las universidades cubanas, en especial en áreas como Medicina y Educación, la asistencia socioeconómica a través de Becas estudiantes venezolanos en Rusia, el Programa Especial de Becas para estudiantes de Pregrado seleccionados directamente en los Liceos Públicos de los estados más pobres del País, además de la participación en la Municipalización de la Educación Superior y la continuación de los programas regulares de financiamiento educativo para Postgrado que a la fecha ha ejecutado la Fundación.

Esta Visión es la de una Organización líder, con reconocimiento nacional e internacional, en captar, generar y articular recursos que contribuyan al fortalecimiento del sistema educativo venezolano como herramienta decisiva que impulsa el desarrollo del país. Fundayacucho presta un servicio social de calidad, pertinente, oportuno y equitativo, de acuerdo a lo establecido en la estrategia de desarrollo plasmada en los planes nacionales y regionales. Los recursos humanos de la institución son su primera fortaleza y poseen un alto nivel de motivación y calificación, con altos valores éticos y morales.

En esta Visión la educación y el conocimiento son factores estratégicos para el desarrollo integral sustentable, y como ejecutores de las políticas del Gobierno Nacional nos planteamos acciones en dos dimensiones claves, la dimensión política y la dimensión social, en donde activamos las estrategias de la estabilidad política y social, respondiendo a las demandas directas de los ciudadanos, minimizando los problemas de gobernabilidad, entendida como la capacidad del Estado para dar respuestas adecuadas y oportunas, e incrementando las posibilidades de participación en las decisiones públicas, así como el beneficio directo de las políticas sociales, las cuales en Educación Superior han sido expresadas a través de programas de masificación de acceso a este nivel de estudio, como es la Misión Sucre, y en la que la Fundación Gran Mariscal de Ayacucho tendrá especial participación como ejecutor.

Teniendo como norte estos fundamentos, Fundayacucho se inserta en el plan de equidad social que el gobierno tiene como imperativo ético y político para responder a las necesidades sociales a fin de alcanzar la equidad como nuevo orden de justicia social y base material de la sociedad venezolana, a través de los siguiente principios rectores:

- La universalidad de los derechos sociales con equidad, que todos tengan igualdad de acceso e igualdad de oportunidades al pleno desarrollo según las necesidades de cada quién en forma individual y colectiva.
- El acceso a la educación superior, como propiciadora de oportunidades de empleo y por ende a reducir los niveles de desigualdad social

Por lo antes expuesto, para la población estudiantil del país, y en especial los de bajos recursos económicos, la nueva administración de Fundayacucho, implantó una nueva modalidad de financiamiento consistente en la figura de la Beca-crédito, con aplicación porcentual variable de beca o del crédito, plazo de gracia, y retorno de los préstamos, dependiendo de la condición socioeconómica, excelencia académica, del área de estudio, del nivel de estudio, sector laboral y de la región donde se ubique el estudiante.

Para llevar a la práctica estas orientaciones, Fundayacucho ha optado por las siguientes Estrategias:

- Selección de beneficiarios con criterios de calidad, de equidad socioeconómica y de equilibrio territorial.
- Cooperación con las instituciones de educación superior del país en la formación de su personal académico y el fortalecimiento institucional.
- Apoyo al intercambio de conocimientos científicos y técnicos de las universidades venezolanas con universidades e instituciones educativas internacionales.
- Cooperación con los organismos de la administración pública para contribuir a elevar el nivel profesional de los funcionarios del Estado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**58.892.566.517**
Transferencias Para Financiar Gastos Corrientes	39.951.432.354
Del Sector Público	39.951.432.354
Ingresos por Actividades Propias	9.862.751.497
Venta de Servicios	9.862.751.497
Otros Ingresos Corrientes	9.078.382.666
Ingresos de la Propiedad	8.631.694.356
Otros Ingresos Diversos	446.688.310
Recursos de Capital	**24.084.009.015**
Transferencias Para Financiar Gastos de Capital	23.455.528.955
Del Sector Público	23.455.528.955
Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas	628.480.060
Recursos Financieros	**21.556.486.139**
Activos Financieros	21.556.486.139
Disminución de Caja y Bancos	10.472.307.720
Disminución de Inversiones Temporales	1.084.178.419
Recuperación de Préstamos	10.000.000.000
TOTAL	**104.533.061.671**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**58.892.566.517**
Gastos de Consumo	20.064.408.781
Gastos de Personal	11.488.592.189
Materiales y Suministros	895.460.899
Servicios no Personales	6.081.748.565
Otros Gastos de Instituciones Descentralizadas	1.598.607.128
Depreciación y Amortización	628.480.060
Perdidas Ajenas a la Operación	970.127.068
Otros Gastos Corrientes	38.828.157.736
Transferencias	38.828.157.736
Transferencias Corrientes al Sector Privado	21.007.017.737
Transferencias Corrientes al Sector Público	17.821.139.999
Gastos de Capital	**2.382.305.848**
Activos Reales	2.304.044.978
Repuestos y Reparaciones Mayores	47.652.174
Adquisición de Maquinarias y Demás Equipos	311.325.338
Otros Activos Reales	1.945.067.466
Activos Intangibles	78.260.870
Aplicaciones Financieras	**43.258.189.306**
Activos Financieros	42.691.189.306
Concesión de Préstamos	42.615.189.306
Adquisición de Inversiones Financieras	76.000.000
Pasivos Financieros	567.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	567.000.000
Disminución de Cuentas y Efectos a Pagar	567.000.000
Total	**104.533.061.671**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Pregrado Publico Venezuela	Estudiante	5.481
Pregrado Privado Venezuela	Estudiante	3.124
Postgrado Venezuela	Estudiante	538
Postgrado Exterior	Estudiante	357

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**196**	**2.936.603.064**
Directivo	31	764.431.644
Profesional y Técnico	93	1.462.232.172
Administrativo	50	533.852.472
Obrero	22	176.086.776
Personal Contratado	**10**	**72.000.000**
Administrativo	10	72.000.000
TOTAL	**206**	**3.008.603.064**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	10	72.000.000
VIII	621.236 - 671.235	2	15.459.396
IX	671.236 - 721.235	2	16.667.988
X	721.236 - 771.235	5	44.772.444
XI	771.236 - 821.235	10	96.402.984
XII	821.236 - 871.235	10	101.262.600
XIII	871.236 - 921.235	3	31.953.036
XIV	921.236 - 971.235	3	33.790.932
XV	971.236 - 1.021.235	8	95.374.152
XVI	1.021.236 - 1.071.235	12	150.489.396
XVII	1.071.236 - MAS	119	2.174.343.360
	TOTAL	**184**	**2.832.516.288**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	11	79.636.092
VIII	621.236 - 671.235	2	15.683.484
IX	671.236 - 721.235	3	24.924.648
X	721.236 - 771.235	2	17.942.952
XI	771.236 - 821.235	4	37.899.600
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**22**	**176.086.776**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**81**	**1.099.661.551**
Jubilado	72	1.020.400.484
Pensionado	9	79.261.067
Obrero	**10**	**78.356.104**
Jubilado	8	60.713.453
Pensionado	2	17.642.651
TOTAL	**91**	**1.178.017.655**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	TOTAL
4.01	7.439.685.840	4.048.906.349	**11.488.592.189**
4.02	895.460.899		**895.460.899**
4.03	5.465.768.148	615.980.417	**6.081.748.565**
4.04	2.382.305.848		**2.382.305.848**
4.05		42.691.189.306	**42.691.189.306**
4.06	567.000.000		**567.000.000**
4.07	858.701.447	37.969.456.289	**38.828.157.736**
4.08	1.598.607.128		**1.598.607.128**
TOTAL	**19.207.529.310**	**85.325.532.361**	**104.533.061.671**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicio de Apoyo	19.207.529.310
02	Orientación y Asistencia Técnica	85.325.532.361
	TOTAL	**104.533.061.671**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.488.592.189
4.02	Materiales y Suministros	895.460.899
4.03	Servicios no Personales	6.081.748.565
4.04	Activos Reales	2.382.305.848
4.05	Activos Financieros	42.691.189.306
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	567.000.000
4.07	Transferencias	38.828.157.736
4.08	Otros Gastos de Instituciones Descentralizadas	1.598.607.128
	TOTAL	**104.533.061.671**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**58.892.566.517**
Transferencias Para Financiar Gastos Corrientes	39.951.432.354
Del Sector Público	39.951.432.354
De la Administración Central	39.951.432.354
Recursos Ordinarios	30.546.711.394
Convenio de Cooperación	4.871.279.040
Gastos Propios	25.675.432.354
Otras Fuentes de Financiamiento	9.404.720.960
Convenio de Cooperación	9.404.720.960
Ingresos por Actividades Propias	9.862.751.497
Venta de Servicios	9.862.751.497
Intereses por Crédito Educativo	9.862.751.497
Otros Ingresos Corrientes	9.078.382.666
Ingresos de la Propiedad	8.631.694.356
Intereses por Dinero en Depósitos	8.631.694.356
Otros Ingresos Diversos	446.688.310
B. Gastos Corrientes	**58.892.566.517**
Gastos de Consumo	20.064.408.781
Gastos de Personal	11.488.592.189
Materiales y Suministros	895.460.899
Servicios no Personales	6.081.748.565
Otros Gastos de Instituciones Descentralizadas	1.598.607.128
Depreciación y Amortización	628.480.060
Pérdidas Ajenas a la Operación	970.127.068
Otros Gastos Corrientes	38.828.157.736
Transferencias	38.828.157.736
Transferencias Corrientes al Sector Privado	21.007.017.737
Pensiones	68.909.314
Jubilaciones	768.792.133
Donaciones a Personas	16.000.000
Subsidios a Organismos Laborales y Gremiales	5.000.000
Becas Universitarias en el País	20.148.316.290
Transferencias Corrientes al Sector Público	17.821.139.999
Transferencias Corrientes a los Entes del Sector Público	1.944.030.208
Transferencias Corrientes a los Entes del Sector Privado	15.877.109.791
C. Resultado Económico : Equilibrado	
II. Cuenta Capital	
A. Recursos de Capital	**24.084.009.015**
Transferencias Para Financiar Gastos de Capital	23.455.528.955
Del Sector Público	23.455.528.955
De la Administración Central	23.455.528.955
Recursos Ordinarios	23.455.528.955
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	628.480.060
B. Gastos de Capital	**2.382.305.848**
Activos Reales	2.304.044.978

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Repuestos y Reparaciones Mayores	47.652.174
Adquisición de Maquinarias y Demás Equipos	311.325.338
Otros Activos Reales	1.945.067.466
Activos Intangibles	78.260.870
C. Resultado Financiero : Superávit / (Déficit)	**21.701.703.167**
III. Cuenta Financiera	
A. Recursos Financieros	**43.258.189.306**
Activos Financieros	21.556.486.139
Disminución de Cajas y Bancos	10.472.307.720
Disminución de Inversiones Temporales	1.084.178.419
Recuperación de Préstamos	10.000.000.000
Superávit Financiero	21.701.703.167
B. Aplicaciones Financieras	**43.258.189.306**
Activos Financieros	42.691.189.306
Concesión de Préstamos	42.615.189.306
Adquisición de Inversiones Financieras	76.000.000
Pasivos Financieros	567.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	567.000.000
Disminución de Cuentas y Efectos a Pagar	567.000.000

A0366

Fundación Instituto Botánico de Venezuela
"Dr. Tobías Láser"

FUNDACIÓN INSTITUTO BOTÁNICO DE VENEZUELA "DR. TOBÍAS LÁSER"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser" tiene como misión "la promoción y desarrollo de la investigación científica botánica, educación ambiental, la conservación y protección de la biodiversidad. Además, la generación de conocimiento sobre la flora y la vegetación de Venezuela en los diferentes niveles de organización, relaciones antropogénicas pasadas y presentes, mediante el desarrollo de programas y proyectos de investigación en los diversos ecosistemas del país", adicionalmente, custodia tres invalorables patrimonios como son el Jardín Botánico de Caracas, el Herbario Nacional y la Biblioteca Henri Pittier.

En el cumplimiento de su misión se realizan investigaciones botánicas, la coordinación y ejecución del inventario de la flora nacional el establecimiento de la red de herbarios del país y la conservación, protección y albergue de plantas nativas o exóticas y raras o en peligro de extinción.

Así mismo, se efectúa la edición y publicación de resultados de investigación botánica nacional e internacional que involucran la flora y vegetación de Venezuela, a través de la revista Acta Botánica Venezuelica, también se publican trabajos científicos de países aledaños o ecológicamente similares. La revista promueve y divulga la investigación botánica en Venezuela, en la comunidad científica nacional e internacional, tiene periodicidad semestral y está indicada en: Biological Abstracts, Cab Abstracts y Ecology Abstracts (Cambridge Scientific Abstracts).

En el marco de lo antes expuesto, la Fundación tiene una visión clara de posicionarse en el ámbito nacional e internacional como centro de referencia en el estudio de la diversidad vegetal en Venezuela; a través del establecimiento de políticas orientadas a optimizar el servicio que presta incluyendo el mejoramiento y mantenimiento de sus instalaciones físicas y su capital humano.

Para el año 2005, la Fundación Instituto Botánico de Venezuela "Dr. Tobías Laser" afianzará el desarrollo de la investigación botánica a través de proyectos entre los que se encuentran:

- Nuevo catálogo de la flora de Venezuela.
- Evaluación del estado actual de la Ficoflora Marina en las principales áreas del Estado Vargas.
- Caracterización de la diversidad biológica de la Cuenca del Río Cucurital, afluente del Río Caroní, Estado Bolívar.
- Taxonomía, Ecología y Conservación del género Clidemia (Melastomataceae) caracterización florística de las sabanas en el eje de la carretera vial El burro-Samariapo, Estado Amazonas.
- Estudio Ficilógico de las localidades de Puerto Francés y Francisquito, Estado Miranda.
- Estudio del género Cyperus (Cyperaceae) en Venezuela.
- Revisión Taxoónica del género Lonchocarpus (Fabaceae) para Venezuela.

Igualmente contaremos con la difusión de la revista Acta Botánica Venezuelica, con el enriquecimiento de la colección de muestras botánicas al Herbario Nacional de Venezuela, como lugar de consulta para investigadores, docente y estudiantes en el campo de la Botánica, Ecología Vegetal, Fitogeografía y otras disciplinas; particularmente en estudios taxonómicos y florísticos.

En otro ámbito de acción para el año 2005 la Fundación, tiene programado restaurar libros de valor histórico de la colección Henri Pittier, con el propósito de resguardar piezas únicas e invaluables de nuestro patrimonio cultural.

El Jardín Botánico de Caracas tiene proyectos de envergadura como comenzar los estudios necesarios para la construcción del Cafetín Ecológico, el Orquideario y el Jardín Económico, entre otros trabajos que aunados a las labores de conservación y mantenimiento y restauración de las áreas existentes permiten ofrecer al público singulares espacios de esparcimiento y recreación. En lo que respecta a su planta física se proyecta continuar la recuperación y reparación de infraestructura que se encuentran en estado de deterioro a fin de ofrecer una imagen cónsona con su misión organizacional.

La gestión de la Fundación está orientada hacia el conocimiento y divulgación de la Botánica, la Educación Ambiental, la Horticultura y el Ecoturismo, todo ello enmarcado en la premisa de mejorar la calidad de vida y el contacto con la naturaleza. Para ello se propone la promoción de la Imagen Institucional a través de actividades persistentes como visitas guiadas, elaboración del calendario y agendas la venta de material de oficina (Souvenir) alusivo a la Fundación, entre otros, además de fortalecer la promoción con novedosas actividades como el Rally Ecológico, Cuenta Cuentos Ecológicos y otras que permitan incrementar la afluencia de usuarios sensibles a la educación ambiental a través del contacto directo con la naturaleza.

La dinámica operativa de la Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser" bajo las premisas funcionales antes descritas permiten proyectar un Presupuesto de Ingresos y Gastos para el año 2005 por un monto de Bs. 5.722.471.189 que muestra un incremento de Bs. 2.971.504.410, que representa el 213% del Presupuesto asignado para el año 2004 (Bs. 2.750.966.777). La variación observada tiene su origen en la proyección nuevos de proyectos operativos y de inversión que sustentan la misión organizacional de la Fundación Instituto Botánico de Venezuela.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.633.703.341**
Transferencias Para Financiar Gastos Corrientes	5.470.961.493
Del Sector Público	5.470.961.493
Ingresos por Actividades Propias	102.741.848
Venta de Bienes	26.338.940
Venta de Servicios	76.402.908
Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Recursos de Capital	**73.767.848**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	73.767.848
Recursos Financieros	**15.000.000**
Pasivos Financieros	15.000.000
Incremento de Cuentas y Efectos a Pagar	15.000.000
TOTAL	**5.722.471.189**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.484.512.707**
Gastos de Consumo	4.484.512.707
Gastos de Personal	2.951.373.368
Materiales y Suministros	353.142.091
Servicios no Personales	1.106.229.400
Otros Gastos de Instituciones Descentralizadas	73.767.848
Depreciación y Amortización	73.767.848
Gastos de Capital	**1.222.958.482**
Activos Reales	1.200.958.482
Adquisición de Maquinarias y Demás Equipos	204.700.000
Conservaciones Ampliaciones y Mejoras	583.739.999
Otros Activos Reales	412.518.483
Activos Intangibles	22.000.000
Aplicaciones Financieras	**15.000.000**
Activos Financieros	15.000.000
Incremento de Caja y Bancos	15.000.000
Total	**5.722.471.189**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyectos de Investigación Botánica	Proyecto	8
Publicación Científica y Divulgación Botánica	Libro	4
Construcción Orquideario (Nuevas Especies)	Orquideario	60
Señales Didácticas de Plantas	Señal	2.000
Publicación del Acta Botánica Venezuelica	Numero	2
Servicio de Biblioteca	Usuario	8.000
Restauración Libros de la Colección Henri Pittier	Libro	100
Encuadernación de Material Bibliográfico de Consulta	Libro	100
Conservación y Mantenimiento del Jardín Botánico de Caracas	Hectárea	15
Promoción de Educación Botánica Ambiental	Curso/Visita/Charla/ Táller	142
Promoción e Imagen Institucional	Tríptico/Calendario Agenda	11.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**94**	**1.000.309.308**
Directivo	9	246.679.193
Profesional y Técnico	37	489.800.521
Administrativo	18	108.984.102
Obrero	30	154.845.492
Personal Contratado	**3**	**25.214.853**
Administrativo	3	25.214.853
TOTAL	**97**	**1.025.524.161**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	5.630.755
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	10	60.608.165
VI	521.236 - 571.235		
VII	571.236 - 621.235	3	20.683.890
VIII	621.236 - 671.235	5	38.572.358
IX	671.236 - 721.235		
X	721.236 - 771.235	1	8.703.786
XI	771.236 - 821.235		
XII	821.236 - 871.235	2	20.084.545
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	4	44.512.678
XV	971.236 - 1.021.235	7	82.154.547
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	33	589.727.945
	TOTAL	**67**	**870.678.669**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	29	148.123.745
V	471.236 - 521.235		
VI	521.236 - 571.235	1	6.721.747
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**30**	**154.845.492**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	2.951.373.368		**2.951.373.368**
4.02	353.142.091		**353.142.091**
4.03	1.106.229.400		**1.106.229.400**
4.04	1.222.958.482		**1.222.958.482**
4.05	15.000.000		**15.000.000**
4.08		73.767.848	**73.767.848**
TOTAL	**5.648.703.341**	**73.767.848**	**5.722.471.189**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Administración General	5.648.703.341
99	Partidas no Asignables a Programas	73.767.848
	TOTAL	**5.722.471.189**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.951.373.368
4.02	Materiales y Suministros	353.142.091
4.03	Servicios no Personales	1.106.229.400
4.04	Activos Reales	1.222.958.482
4.05	Activos Financieros	15.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	73.767.848
	TOTAL	**5.722.471.189**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.633.703.341**
Transferencias Para Financiar Gastos Corrientes	5.470.961.493
Del Sector Público	5.470.961.493
De la Administración Central	5.470.961.493
Recursos Ordinarios	5.470.961.493
Ingresos por Actividades Propias	102.741.848
Venta de Bienes	26.338.940
Venta de Plantas	2.284.560
Venta de Publicaciones	20.360.780
Venta de Artículos de Oficina (Souvenir)	1.641.600
Venta de Prendas de Vestir (Souvenir)	2.052.000
Venta de Servicios	76.402.908
Boletos de Entrada	25.080.000
Visitas Guiadas	13.680.000
Alquiler de Espacios	23.940.000
Cursos y Talleres	5.323.908
Otros (Estacionamiento)	8.379.000
Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósitos	60.000.000
B. Gastos Corrientes	**4.484.512.707**
Gastos de Consumo	4.484.512.707
Gastos de Personal	2.951.373.368
Materiales y Suministros	353.142.091
Servicios no Personales	1.106.229.400
Otros Gastos de Instituciones Descentralizadas	73.767.848
Depreciación y Amortización	73.767.848
C. Resultado Económico: Ahorro/(Desahorro)	**1.149.190.634**
II. Cuenta Capital	
A. Recursos de Capital	**1.222.958.482**
Ahorro en la Cuenta Corriente	1.149.190.634
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	73.767.848

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**1.222.958.482**
Activos Reales	1.200.958.482
Adquisición de Maquinarias y Demás Equipos	204.700.000
Conservaciones Ampliaciones y Mejoras	583.739.999
Otros Activos Reales	412.518.483
Activos Intangibles	22.000.000
C. Resultado Financiero Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**15.000.000**
Pasivos Financieros	15.000.000
Incremento de Cuentas y Efectos a Pagar	15.000.000
B. Aplicaciones Financieras	**15.000.000**
Activos Financieros	15.000.000
Incremento de Caja y Bancos	15.000.000

A0415
Fundación Misión Sucre

FUNDACIÓN MISIÓN SUCRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Para responder al mandato constitucional que garantice el ingreso y prosecución al subsistema de educación superior de los bachilleres sin cupo graduados a partir de 1990, se creo el proyecto denominado "MISIÓN SUCRE" para erradicar la exclusión educativa y social que está marcada, entre otras características, por el desigual acceso a los mecanismos de selección instrumentados por las diferentes instituciones de educación superior.

Este Proyecto promueve una formación transformadora, crítica, analítica, creativa, en donde la equidad y la solidaridad orienten procesos novedosos y además la construcción de una nueva concepción del ejercicio de la ciudadanía, en donde el país y sus problemas sean prioridad y guía de la generación y transmisión de los conocimientos. Para lograr el resultado esperado de este proyecto hay que impulsar los objetivos que se persiguen en la "MISIÓN SUCRE", a saber:

- Facilitar la incorporación y prosecución de estudios superiores de todos los bachilleres que a pesar de sus legítimas aspiraciones y plenos derechos, no han sido admitidos o admitidas en ninguna institución de educación superior oficial e incrementar el nivel educativo de la población venezolana.

- Promover la reflexión, discusión, concepción e implantación de un nuevo modelo educativo universitario, con base en los imperativos de la democracia participativa y protagónica, el diálogo con los actores involucrados teniendo como referencia fundamental el proceso histórico, social, político y económico que vivimos.

En este sentido, se desarrollarán las siguientes acciones:

- Masificar el acceso a la educación superior de todos los bachilleres sin cupo.

- Expandir la matrícula en las instituciones de educación superior y generar nuevos espacios y modalidades de estudio no convencionales.

- Articular la Misión Sucre con las instituciones públicas y/o privadas que puedan cooperar de manera sustantiva en el desarrollo del programa con el voluntariado universitario, juventud productiva, Todas las Manos a la Siembra y también vincular esta misión con otros programas sociales, como la Misión Robinsón, Misión Ribas, Barrio Adentro y Bolívar 2003.

- Propiciar la creación de una red institucional que brinde servicios de apoyo a los participantes.

- Desarrollar ejes académicos que contribuyan a la adquisición de competencias laborales asociadas al desarrollo endógeno y sostenible.

- Desarrollar e innovar los contenidos programáticos, estrategias metodológicas y recursos para el aprendizaje que brinden apoyo académico a la medida de las necesidades y características de los participantes, a través de acreditación de experiencias, educación a distancia y educación virtual, lo que implica combinar adecuadamente la modalidad presencial, semipresencial y a distancia, empleando diversas estrategias y recursos para el aprendizaje, tales como la lectura dirigida, proyectos investigativos y la solución de problemas apoyados en la didáctica investigativa que se basa en el trabajo productivo, la vinculación con el medio ambiente, el empleo de medios audiovisuales, teleconferencias, videos, programas radiofónicos, Internet, etc.

- Desarrollar estrategias de transformación del sistema de educación superior que impacten en lo regional y lo local.

- Lograr desplegar el esfuerzo conjunto de ministerios, gobernaciones, alcaldías y organizaciones comunales en función de alcanzar la incorporación y permanencia en el sistema educativo de los bachilleres excluidos.

La Fundación Misión Sucre adscrita al Ministerio de Educación Superior, es una estructura de soporte académico administrativa, creada con el propósito de promover y coadyuvar en el cumplimiento del mandato constitucional orientado a brindar educación gratuita y de calidad a los bachilleres venezolanos, facilitando su inserción tanto en los programas de educación superior, como en el resto de programas socio-productivos comprendidos emprendiendo por las instituciones del estado.

La Fundación generará una dinámica de fortalecimiento del poder al pueblo, a través del acceso al conocimiento; la información y el desarrollo de programas integradores que garanticen el derecho a la educación superior, su consecuente relación con todos los niveles y ámbitos de la sociedad, logrando incidir en la formación del ciudadano realizado, protagonista, corresponsable, comprometido con la construcción de la democracia participativa y de justicia social, orientándose al logro de la erradicación de la pobreza y la solución de los problemas generados por la exclusión social, cultural y económica.

Su actividad principal es desarrollar y ejecutar planes y programas para garantizar a los bachilleres venezolanos su legítimo derecho a la educación superior, con el fin de darle fiel y cabal cumplimiento al mandato constitucional que prevé el derecho a la educación gratuita y de calidad, el desarrollo del potencial creativo del ser humano y el pleno ejercicio de su personalidad en una sociedad democrática, participativa y no excluyente.

Es una organización pública de vanguardia en el cumplimiento de políticas socio-educativas, que ha contribuido de manera notoria en la transformación de la educación de nuestro país, impulsando el proceso de municipalización de la educación superior y garantizándole a cientos de miles de bachilleres su incorporación a la educación superior; derrotando la exclusión social afectando positivamente el destino futuro de la Nación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**154.400.000.000**
Transferencias Para Financiar Gastos Corrientes	154.400.000.000
Del Sector Público	154.400.000.000
Recursos de Capital	**132.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	132.000.000
TOTAL	**154.532.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**152.548.000.000**
Gastos de Consumo	33.842.581.897
Gastos de Personal	27.479.435.238
Materiales y Suministros	789.855.845
Servicios no Personales	5.441.290.814
Otros Gastos de Instituciones Descentralizadas	132.000.000
Depreciación y Amortización	132.000.000
Otros Gastos Corrientes	118.705.418.103
Transferencias	118.705.418.103
Transferencias Corrientes al Sector Privado	118.705.418.103
Gastos de Capital	**1.852.000.000**
Activos Reales	1.776.000.000
Adquisición de Maquinarias y Demás Equipos	1.761.000.000
Otros Activos Reales	15.000.000
Activos Intangibles	76.000.000
Aplicaciones Financieras	**132.000.000**
Activos Financieros	132.000.000
Incremento de Caja y Bancos	132.000.000
Total	**154.532.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Diseño y Coordinación del Programa de Iniciación Universitaria (PIU)	Programa	1
Diseño y Coordinación del Programa de Formación de Carreras (IPF)	Programa	1
Diseño y Coordinación del Programa de Consolidación de la Misión Sucre	Programa	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**54**	**538.809.600**
Directivo	2	47.040.000
Profesional y Técnico	32	389.088.000
Administrativo	9	45.292.800
Obrero	11	57.388.800
Personal Contratado	**3**	**36.000.000**
Docente	3	36.000.000
TOTAL	**57**	**574.809.600**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	6	25.804.800
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	2	12.096.000
VI	521.236 - 571.235		
VII	571.236 - 621.235	1	7.392.000
VIII	621.236 - 671.235		
IX	671.236 - 721.235	2	16.128.000
X	721.236 - 771.235	4	34.944.000
XI	771.236 - 821.235	1	9.408.000
XII	821.236 - 871.235	5	50.400.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	8	91.392.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	17	269.856.000
	TOTAL	**46**	**517.420.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	6	25.804.800
III	371.236 - 421.235	2	9.408.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	3	22.176.000
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**11**	**57.388.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	26.655.052.181	549.588.705	274.794.352	**27.479.435.238**
4.02	766.160.170	15.797.117	7.898.558	**789.855.845**
4.03	5.278.052.090	108.825.816	54.412.908	**5.441.290.814**
4.04	1.796.440.000	37.040.000	18.520.000	**1.852.000.000**
4.05	132.000.000			**132.000.000**
4.07	115.144.255.560	2.374.108.362	1.187.054.181	**118.705.418.103**
4.08	132.000.000			**132.000.000**
TOTAL	**149.903.960.001**	**3.085.360.000**	**1.542.679.999**	**154.532.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	149.903.960.001
02	Programa de Iniciación Universitaria (PIU)	3.085.360.000
03	Incorporación a Programas de Formación (IPF)	1.542.679.999
	TOTAL	**154.532.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	27.479.435.238
4.02	Materiales y Suministros	789.855.845
4.03	Servicios no Personales	5.441.290.814
4.04	Activos Reales	1.852.000.000
4.05	Activos Financieros	132.000.000
4.07	Transferencias	118.705.418.103
4.08	Otros Gastos de Instituciones Descentralizadas	132.000.000
	TOTAL	**154.532.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**154.400.000.000**
Transferencias Para Financiar Gastos Corrientes	154.400.000.000
Del Sector Público	154.400.000.000
De la Administración Central	154.400.000.000
Recursos Ordinarios	154.400.000.000
B. Gastos Corrientes	**152.548.000.000**
Gastos de Consumo	33.842.581.897
Gastos de Personal	27.479.435.238
Materiales y Suministros	789.855.845
Servicios no Personales	5.441.290.814
Otros Gastos de Instituciones Descentralizadas	132.000.000
Depreciación y Amortización	132.000.000
Otros Gastos Corrientes	118.705.418.103

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Transferencias	118.705.418.103
Transferencias Corrientes al Sector Privado	118.705.418.103
Otras Transferencias Directas a Personas	11.824.000.000
Becas Misión Sucre	106.881.418.103
C. Resultado Económico : Ahorro/(Desahorro)	**1.852.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**1.984.000.000**
Ahorro en la Cuenta Corriente	1.852.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	132.000.000
B. Gastos de Capital	**1.852.000.000**
Activos Reales	1.776.000.000
Adquisición de Maquinarias y Demás Equipos	1.761.000.000
Otros Activos Reales	15.000.000
Activos Intangibles	76.000.000
C. Resultado Financiero : Superávit / (Déficit)	**132.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**132.000.000**
Superávit Financiero	132.000.000
B. Aplicaciones Financieras	**132.000.000**
Activos Financieros	132.000.000
Incremento de Caja y Bancos	132.000.000

A0912
Universidad Nacional Experimental Marítima
del Caribe (UNEMC)

UNIVERSIDAD NACIONAL EXPERIMENTAL MARÍTIMA DEL CARIBE (UNEMC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Presupuesto del año 2005 será financiado en Bs. 17.150,5 millones a través de transferencias del Gobierno Central y por Bs. 800,0 Millones de Ingresos Propios, de estos, Bs. 550,0 Millones provienen de actividades de Postgrado y Extensión y Bs. 250,0 Millones de Intereses. Igualmente prevé Bs. 363,2 millones de recursos de capital y Bs. 479,0 millones de transacciones financieras.

El presupuesto de la Universidad Nacional Experimental Marítima del Caribe, (UMC), tiene como objetivo fundamental, el financiamiento de Bs. 1.778,8 Millones en equipamiento para las labores de Docencia e Investigación. Por otra parte, atenderá gastos de personal por Bs. 10.545,4 Millones, destinados a Docencia, Investigación y Apoyo Administrativo y Logístico para poder atender un incremento matricular de 1.127 estudiantes de pregrado. Debido a que la Universidad Marítima fue creada en el año 2000, para el año 2005 será necesario la apertura de los Semestres 8vo. y 9no. de la Carrera de Administración en sus dos (2) menciones de Transporte y Comercio Internacional y la iniciación de la Carrera de Ingeniería Ambiental.

El presupuesto del año 2005 también financiará la adquisición de materiales y suministros por Bs. 1.088,3 Millones y Servicios no Personales por Bs. 3.778,5 Millones. En lo que respecta a Servicios Estudiantiles atenderá el comedor estudiantil, por valor de Bs. 649 Millones; Transporte estudiantil; Becas y Ayudas por valor de Bs. 759,5 Millones, para 320 estudiantes nacionales y 40 estudiantes de Postgrado en el exterior; además de atención médica, odontológica y psicológica para los estudiantes que lo requieran. También financiará la continuación de 5 líneas de investigación en las áreas de Derecho Marítimo, Transporte Marítimo, Negocios Marítimos, Estudios Ambientales y Calidad y Productividad.

En lo que respecta al Programa de Extensión Universitaria, sufragará total o parcialmente la realización de 218 Cursos de Actualización y Extensión Universitaria. Se continuará el programa de Bomberos Voluntarios y adicionalmente permitirá la instrucción de 11 categorías deportivas y la continuación del programa de Cultura en las áreas de Teatro, Orfeón, Gaitas y Banda Marcial, el Festival de la Voz UMC y Cátedras, Talleres y Exposiciones Culturales para el estudiantado de la UMC y para la Comunidad del Estado Vargas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**17.950.528.244**
Transferencias Para Financiar Gastos Corrientes	17.150.528.244
Del Sector Público	17.150.528.244
Ingresos por Actividades Propias	550.000.000
Ingresos no Tributarios	550.000.000
Otros Ingresos Corrientes	250.000.000
Ingresos de la Propiedad	250.000.000
Recursos de Capital	**363.147.064**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	363.147.064

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Recursos Financieros	**479.000.000**
Activos Financieros	479.000.000
Disminución de Cuentas y Efectos a Cobrar	354.000.000
Disminución de Otros Activos Circulantes	125.000.000
TOTAL	**18.792.675.308**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**16.534.875.308**
Gastos de Consumo	15.775.375.308
Gastos de Personal	10.545.408.562
Materiales y Suministros	1.088.300.000
Servicios no Personales	3.778.519.682
Otros Gastos de Instituciones Descentralizadas	363.147.064
Depreciación y Amortización	363.147.064
Otros Gastos Corrientes	759.500.000
Transferencias	759.500.000
Transferencias Corrientes al Sector Privado	732.500.000
Transferencias Corrientes al Sector Público	27.000.000
Gastos de Capital	**1.778.800.000**
Activos Reales	1.778.800.000
Adquisición de Maquinarias y Demás Equipos	1.495.860.000
Estudios y Proyectos Para Inversión en Activo Fijo	282.940.000
Aplicaciones Financieras	**479.000.000**
Activos Financieros	479.000.000
Incremento de Inversiones Temporales	479.000.000
Total	**18.792.675.308**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	1.920
Matrícula de Postgrado	Alumno	290
Egresados de Pregrado	Egresado	4
Egresados de Postgrado	Egresado	125
Actividades de Investigación	Proyecto	5
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	218
Asistencia Socioeconómica al Estudiante	Becario, ayuda en Venezuela	320
	Becario, ayuda en el Exterior	40

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**229**	**3.395.832.067**
Directivo	53	1.227.931.323
Profesional y Técnico	53	630.639.228
Administrativo	10	57.380.337
Docente	64	1.126.074.900
Obrero	49	353.806.279
Personal Contratado	**361**	**1.627.893.363**
Profesional y Técnico	40	401.653.608
Administrativo	11	58.074.264
Docente	304	1.139.296.299
Obrero	6	28.869.192
TOTAL	**590**	**5.023.725.430**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	276	916.661.227
II	321.236 - 371.235	1	4.298.172
III	371.236 - 421.235	17	78.598.782
IV	421.236 - 471.235	13	72.082.295
V	471.236 - 521.235	8	48.476.310
VI	521.236 - 571.235	8	53.643.018
VII	571.236 - 621.235	2	14.062.659
VIII	621.236 - 671.235	14	105.830.237
IX	671.236 - 721.235	10	83.277.895
X	721.236 - 771.235	8	71.669.365
XI	771.236 - 821.235	3	28.849.144
XII	821.236 - 871.235	4	40.449.457
XIII	871.236 - 921.235	7	76.011.069
XIV	921.236 - 971.235	9	102.233.981
XV	971.236 - 1.021.235	4	48.059.970
XVI	1.021.236 - 1.071.235	7	88.059.074
XVII	1.071.236 - MAS	144	2.808.787.304
	TOTAL	**535**	**4.641.049.959**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.566.560
III	371.236 - 421.235	3	14.753.136
IV	421.236 - 471.235	4	21.661.254
V	471.236 - 521.235	9	53.845.379
VI	521.236 - 571.235	9	59.676.379
VII	571.236 - 621.235	11	78.005.064
VIII	621.236 - 671.235	5	38.494.973
IX	671.236 - 721.235	2	16.737.314
X	721.236 - 771.235	7	62.611.001
XI	771.236 - 821.235	3	28.324.411
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**55**	**382.675.471**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06	TOTAL
4.01	3.969.436.135	354.401.003	540.967.507	5.592.959.076	87.644.841		**10.545.408.562**
4.02	192.300.000	138.900.000	115.400.000	554.400.000	87.300.000		**1.088.300.000**
4.03	190.100.000	300.500.000	200.600.000	3.080.119.682	7.200.000		**3.778.519.682**
4.04	185.500.000	313.500.000	85.700.000	1.118.500.000	75.600.000		**1.778.800.000**
4.05						479.000.000	**479.000.000**
4.07			14.000.000	745.200.000	300.000		**759.500.000**
4.08						363.147.064	**363.147.064**
TOTAL	**4.537.336.135**	**1.107.301.003**	**956.667.507**	**11.091.178.758**	**258.044.841**	**842.147.064**	**18.792.675.308**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	4.537.336.135
02	Investigación	1.107.301.003
03	Extensión	956.667.507
04	Actividades Centrales	11.091.178.758
05	Actividades Comunes	258.044.841
06	No Asignables a Programas	842.147.064
	TOTAL	**18.792.675.308**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	10.545.408.562
4.02	Materiales y Suministros	1.088.300.000
4.03	Servicios no Personales	3.778.519.682
4.04	Activos Reales	1.778.800.000
4.05	Activos Financieros	479.000.000
4.07	Transferencias	759.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	363.147.064
	TOTAL	**18.792.675.308**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.950.528.244**
Transferencias Para Financiar Gastos Corrientes	17.150.528.244
Del Sector Público	17.150.528.244
De la Administración Central	17.150.528.244
Recursos Ordinarios	16.517.673.752
Otras Fuentes de Financiamiento	632.854.492
Ingresos por Actividades Propias	550.000.000
Ingresos no Tributarios	550.000.000
Venta de Bienes y Servicios	550.000.000
Otros Ingresos Corrientes	250.000.000
Ingresos de la Propiedad	250.000.000
Intereses por Dinero en Depósitos	250.000.000
B. Gastos Corrientes	**16.534.875.308**
Gastos de Consumo	15.775.375.308
Gastos de Personal	10.545.408.562
Materiales y Suministros	1.088.300.000
Servicios no Personales	3.778.519.682
Otros Gastos de Instituciones Descentralizadas	363.147.064
Depreciación y Amortización	363.147.064
Otros Gastos Corrientes	759.500.000
Transferencias	759.500.000
Transferencias Corrientes al Sector Privado	732.500.000
Becas Ayudantias	541.800.000
Becas Para Estudios en el Exterior	155.000.000
Ayudas Medicas y Económicas	35.700.000
Transferencias Corrientes al Sector Público	27.000.000
Transferencias a Núcleos Universitarios	27.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**1.415.652.936**
II. Cuenta Capital	
A. Recursos de Capital	**1.778.800.000**
Ahorro en la Cuenta Corriente	1.415.652.936
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	363.147.064
B. Gastos de Capital	**1.778.800.000**
Activos Reales	1.778.800.000
Adquisición de Maquinarias y Demás Equipos	1.495.860.000
Estudios y Proyectos Para Inversión en Activo Fijo	282.940.000
C. Resultado Financiero Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**479.000.000**
Activos Financieros	479.000.000
Disminución de Cuentas y Efectos a Cobrar	354.000.000
Disminución de Otros Activos Circulantes	125.000.000
B. Aplicaciones Financieras	**479.000.000**
Activos Financieros	479.000.000
Incremento de Inversiones Temporales	479.000.000

A0923
Instituto Universitario de Tecnología del
Estado Apure

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO APURE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología del Estado Apure (IUTAP), para el año 2005 estará orientado en el contexto del Marco Plurianual de Presupuesto para el 2004-2005, en concordancia con los lineamientos impartidos por la Oficina Nacional de Presupuesto y de acuerdo a la propuesta presentada por la Comisión de Presupuesto del Consejo Nacional de Universidades para la asignación y distribución de la cuota presupuestaria del Sector Universitario.

Políticas de Financiamiento

Las estimaciones presupuestarias del ingreso del IUTAP totalizan la cantidad de Bs. 3.111,3 millones, desglosada de la siguiente manera: el aporte del Ejecutivo Nacional que representa 98% del total del presupuesto de ingresos, se ubica en Bs. 3.047,6 millones; ingresos propios de Bs. 24,2 millones, intereses por colocaciones bancarias Bs. 18,0 millones; utilización de disponibilidades de caja y bancos Bs. 20,2 millones y Bs. 1,5 millones de recursos de capital.

Políticas Presupuestarias de Gastos

Para la estimación de las asignaciones y distribución del aporte presupuestario para el año 2005 y en atención a las prioridades establecidas por la institución, el presupuesto equilibrado de gasto del IUTAP totaliza la cantidad de Bs. 3.111,3 millones distribuidos por programas y partidas, como se presenta a continuación:

Programas	En Bolívares
Formación de Técnicos Superiores Universitarios	3.009.075.377
Investigación y Postgrado	61.400.000
Extensión y Producción	40.801.000
Total	**3.111.276.377**

Partidas	En Bolívares
Gastos de Personal	2.408.004.050
Materiales y Suministros	123.890.400
Servicios no Personales	384.477.060
Activos Reales	16.241.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos.	48.202.183
Transferencias	129.000.000
Otros Gastos de Instituciones Descentralizadas	1.461.684
Total	**3.111.276.377**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.089.769.348**
Transferencias Para Financiar Gastos Corrientes	3.047.558.372
Del Sector Público	3.047.558.372
Ingresos por Actividades Propias	24.210.976
Ingresos no Tributarios	24.210.976
Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Recursos de Capital	**1.461.684**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.461.684
Recursos Financieros	**20.045.345**
Activos Financieros	20.045.345
Disminución de Caja y Bancos	20.045.345
TOTAL	**3.111.276.377**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.046.833.194**
Gastos de Consumo	2.917.833.194
Gastos de Personal	2.408.004.050
Materiales y Suministros	123.890.400
Servicios no Personales	384.477.060
Otros Gastos de Instituciones Descentralizadas	1.461.684
Depreciación y Amortización	1.461.684
Otros Gastos Corrientes	129.000.000
Transferencias	129.000.000
Transferencias Corrientes al Sector Privado	129.000.000
Gastos de Capital	**16.241.000**
Activos Reales	16.038.000
Repuestos y Reparaciones Mayores	2.022.000
Adquisición de Maquinarias y Demás Equipos	14.016.000
Activos Intangibles	203.000
Aplicaciones Financieras	**48.202.183**
Pasivos Financieros	48.202.183
Servicio de la Deuda Pública y Disminución de Otros Pasivos	48.202.183
Disminución de Cuentas y Efectos a Pagar	48.202.183
Total	**3.111.276.377**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	866
Actividades de Investigación	Proyecto	2
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	13
Asistencia Socioeconómica al Estudiante	Becario	736

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**40**	**570.666.407**
Profesional y Técnico	19	284.892.008
Administrativo	5	37.208.283
Docente	16	248.566.116
Personal Contratado	**36**	**355.871.313**
Profesional y Técnico	4	62.987.661
Docente	32	292.883.652
TOTAL	**76**	**926.537.720**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	14	67.318.272
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	5	37.208.283
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	5	48.452.100
XII	821.236 - 871.235	3	30.358.116
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	49	743.200.949
	TOTAL	**76**	**926.537.720**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	2.408.004.050			**2.408.004.050**
4.02	80.690.400	18.700.000	24.500.000	**123.890.400**
4.03	335.677.060	33.500.000	15.300.000	**384.477.060**
4.04	8.040.000	7.200.000	1.001.000	**16.241.000**
4.06	48.202.183			**48.202.183**
4.07	127.000.000	2.000.000		**129.000.000**
4.08	1.461.684			**1.461.684**
TOTAL	**3.009.075.377**	**61.400.000**	**40.801.000**	**3.111.276.377**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	3.009.075.377
02	Investigación y Postgrado	61.400.000
03	Extensión y Producción	40.801.000
	TOTAL	**3.111.276.377**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.408.004.050
4.02	Materiales y Suministros	123.890.400
4.03	Servicios no Personales	384.477.060
4.04	Activos Reales	16.241.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	48.202.183
4.07	Transferencias	129.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.461.684
	TOTAL	**3.111.276.377**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.089.769.348**
Transferencias Para Financiar Gastos Corrientes	3.047.558.372
Del Sector Público	3.047.558.372
De la Administración Central	3.047.558.372
Recursos Ordinarios	2.935.103.468
Otras Fuentes de Financiamiento	112.454.904
Ingresos por Actividades Propias	24.210.976
Ingresos no Tributarios	24.210.976
Venta de Bienes y Servicios	24.210.976
Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Intereses por Dinero en Depósitos	18.000.000
B. Gastos Corrientes	**3.046.833.194**
Gastos de Consumo	2.917.833.194
Gastos de Personal	2.408.004.050
Materiales y Suministros	123.890.400
Servicios no Personales	384.477.060
Otros Gastos de Instituciones Descentralizadas	1.461.684
Depreciación y Amortización	1.461.684
Otros Gastos Corrientes	129.000.000
Transferencias	129.000.000
Transferencias Corrientes al Sector Privado	129.000.000
Becas Universitarias en el País	99.999.996
Otras Transferencias Directas a Personas	5.000.004
Subsidios a Organismo Laborales y Gremiales	24.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**42.936.154**
II. Cuenta Capital	
A. Recursos de Capital	**44.397.838**
Ahorro en la Cuenta Corriente	42.936.154
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.461.684
B. Gastos de Capital	**16.241.000**
Activos Reales	16.038.000
Repuestos y Reparaciones Mayores	2.022.000
Adquisición de Maquinarias y Demás Equipos	14.016.000
Activos Intangibles	203.000
C. Resultado Financiero: Superávit / (Déficit)	**28.156.838**
III. Cuenta Financiera	
A. Recursos Financieros	**48.202.183**
Activos Financieros	20.045.345
Disminución de Cajas y Bancos	20.045.345
Superávit Financiero	28.156.838
B. Aplicaciones Financieras	**48.202.183**
Pasivos Financieros	48.202.183
Servicio de la Deuda y Disminución de Otros Pasivos	48.202.183
Disminución de Cuentas y Efectos a Pagar	48.202.183

A0924

Instituto Universitario de Tecnología del Estado Barinas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BARINAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El I.U.T. de Barinas es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad, responsabilidad y tolerancia y cuya misión es la Formación de Recursos Humanos a nivel de Técnico Superior Universitario en las áreas de Electricidad, Mecánica, Construcción Civil y Agroalimentaria, así como el desarrollo de Programas de Investigación, Extensión que respondan a las exigencias y necesidades de la región. Formar un profesional cuya conducta de líder sea ética y moralmente sustentada, técnicamente capacitado para dar respuesta eficaz y eficientemente a las necesidades tecnológicas que plantean los diferentes procesos productivos y de servicios para los cuales se calificará; capaz de ubicarse como ciudadano en respeto a su compromiso con la nación, de contribuir a hacer realidad los proyectos y planes necesarios al logro del Desarrollo Nacional sustentable. Así como para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, y , el fortalecimiento del análisis crítico de su anticipación y visión del futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Estado Barinas, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus mas prioritarios objetivos mediante el compromiso e interacción de todos sus miembros, mas allá de la interacción simple y aislada, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento y orientado este en principio a dar respuesta oportuna y adecuada a las necesidades sociales sentidas por las comunidades en su área de influencia, como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación y que además posea herramientas para la elevación de la conciencia social. Y la generación y uso de conocimientos aplicados al beneficio colectivo y mejoramiento técnico.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo. Tanto en el nivel micro socioeconómico como en el macro socioeconómico.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados a los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

FORMACIÓN DE TECNICOS SUPERIORES UNIVERSITARIOS

Su propósito es ampliar el espectro de la formación así como la cuota de ingresos mediante la apertura de nuevos semestres y la construcción y dotación de talleres y laboratorios. en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, producto esto a su vez del movimiento de las tendencias y necesidades sociales con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado.

Este programa contiene los siguientes proyectos:

Definición de una política de actualización e innovación curricular, renovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, definición de demandas socio comunitarias de las zonas , ofertas educacionales, revisión de planes curriculares, integración de estudios de pregrado y postgrado con instituciones de educación superior, entre otras.

INVESTIGACIÓN Y POSTGRADO

Actualmente en fase organizativa, este programa pretende fomentar la producción de documentos y trabajos de investigación avalados por diagnósticos situacionales de la zona y con el firme propósito de mejorar las situaciones mejorables encontradas dentro de los espacios sociales.

Entre los proyectos se encuentran: Definición de líneas para fortalecer y consolidar la investigación aplicada, y el postgrado, generación, gestión y transferencia competitiva, sistema integrador postgrado-investigación, dotación de la infraestructura tecnológicas para la investigación y desarrollo de una base integral de conocimiento universitario.

EXTENSIÓN Y PRODUCCION

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Su principal misión para este 2005 es la generación de programas de cooperación interinstitucional que aseguren la máxima cooperación entre el tecnológico del Estado Barinas y otras instituciones. Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.334.211.166**
Transferencias Para Financiar Gastos Corrientes	3.324.211.166
Del Sector Público	3.324.211.166
Otros Ingresos Corrientes	10.000.000
Ingresos de la Propiedad	10.000.000
TOTAL	**3.334.211.166**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.302.405.323**
Gastos de Consumo	3.092.805.323
Gastos de Personal	2.767.884.410
Materiales y Suministros	60.440.024
Servicios no Personales	264.480.889
Otros Gastos Corrientes	209.600.000
Transferencias	209.600.000
Transferencias Corrientes al Sector Privado	205.600.000
Transferencias Corrientes al Sector Público	4.000.000
Gastos de Capital	**2.094.134**
Activos Reales	2.094.134
Repuestos y Reparaciones Mayores	2.094.134
Aplicaciones Financieras	**29.711.709**
Pasivos Financieros	29.711.709
Servicio de la Deuda Pública y Disminución de Otros Pasivos	29.711.709
Disminución de Cuentas y Efectos a Pagar	29.711.709
Total	**3.334.211.166**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	900
Actividades de Investigación	Proyecto	80
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	450
Asistencia Socioeconómica al Estudiante	Becario	240

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**73**	**726.955.413**
Directivo	3	42.605.964
Profesional y Técnico	20	267.957.317
Administrativo	15	108.015.556
Docente	27	259.991.156
Obrero	8	48.385.420
Personal Contratado	**71**	**546.793.729**
Profesional y Técnico	21	172.981.473
Administrativo	5	12.655.044
Docente	43	352.525.362
Obrero	2	8.631.850
TOTAL	**144**	**1.273.749.142**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	12.655.044
II	321.236 - 371.235	14	60.381.025
III	371.236 - 421.235		
IV	421.236 - 471.235	6	30.478.744
V	471.236 - 521.235		
VI	521.236 - 571.235	20	130.927.888
VII	571.236 - 621.235	15	111.611.545
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	28	274.986.161
XII	821.236 - 871.235	6	61.369.928
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	40	534.321.537
	TOTAL	**134**	**1.216.731.872**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.631.850
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	8	48.385.420
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**57.017.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	2.767.884.410			**2.767.884.410**
4.02	53.940.024		6.500.000	**60.440.024**
4.03	264.480.889			**264.480.889**
4.04	2.094.134			**2.094.134**
4.06	29.711.709			**29.711.709**
4.07	138.600.000	46.000.000	25.000.000	**209.600.000**
TOTAL	**3.256.711.166**	**46.000.000**	**31.500.000**	**3.334.211.166**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	3.256.711.166
02	Investigación y Postgrado	46.000.000
03	Extensión y Producción	31.500.000
	TOTAL	**3.334.211.166**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.767.884.410
4.02	Materiales y Suministros	60.440¿.024
4.03	Servicios no Personales	264.480.889
4.04	Activos Reales	2.094.134
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	29.711.709
4.07	Transferencias	209.600.000
	TOTAL	**3.334.211.166**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.334.211.166**
Transferencias Para Financiar Gastos Corrientes	3.324.211.166
Del Sector Público	3.324.211.166
De la Administración Central	3.324.211.166
Recursos Ordinarios	3.201.547.774
Otras Fuentes de Financiamiento	122.663.392
Otros Ingresos Corrientes	10.000.000
Ingresos de la Propiedad	10.000.000
Intereses por Dinero en Depósitos	10.000.000
B. Gastos Corrientes	**3.302.405.323**
Gastos de Consumo	3.092.805.323
Gastos de Personal	2.767.884.410
Materiales y Suministros	60.440.024
Servicios no Personales	264.480.889
Otros Gastos Corrientes	209.600.000
Transferencias	209.600.000
Transferencias Corrientes al Sector Privado	205.600.000
Becas Universitarias en el País	116.000.000
Donaciones a Personas	78.500.000
Subsidio a Organismos Laborales y Gremiales	11.100.000
Transferencias Corrientes al Sector Público	4.000.000
Donaciones Corrientes a Organismos del Sector Público	4.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**31.805.843**
II. Cuenta Capital	
A. Recursos de Capital	**31.805.843**
Ahorro en la Cuenta Corriente	31.805.843
B. Gastos de Capital	**2.094.134**
Activos Reales	2.094.134
Repuestos y Reparaciones Mayores	2.094.134
C. Resultado Financiero : Superávit / (Déficit)	**29.711.709**
III. Cuenta Financiera	
A. Recursos Financieros	**29.711.709**
Superávit Financiero	29.711.709

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**29.711.709**
Pasivos Financieros	29.711.709
Servicio de la Deuda y Disminución de Otros Pasivos	29.711.709
Disminución de Cuentas y Efectos a Pagar	29.711.709

A0925
Instituto Universitario de Tecnología del
Estado Bolívar

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BOLÍVAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología del Estado Bolívar, ha cumplido de manera efectiva y eficiente las metas propuestas para el año 2004 alcanzando una matricula estudiantil de 1.180 estudiantes lo que representa un 94,4% de la meta propuesta, atendiendo de esa manera a la actual política gubernamental de incrementar el acceso a la educación superior a mayor cantidad de personas y de establecer estrategias que permitan garantizar la prosecución estudiantil con altos niveles de rendimiento académico. De allí que el mantenimiento de la matrícula ha permitido garantizar el desarrollo del quinto y sexto semestre en la especialidades de Electricidad, Mecánica, Geología y Minas y Sistemas Industriales; proyectándose para el año 2005 el egreso 320 profesionales aptos para desempeñarse e insertarse de manera productiva en las empresas públicas y privadas de la región y del país en general.

Otro de los aspectos resaltantes de la gestión educativa desarrollada por el Instituto Universitario de Tecnología del Estado Bolívar, ha sido la celebración de convenios interinstitucionales con diferentes organismos locales, regionales y nacionales; lo que ha propiciado intercambios en el área académica, técnica, de investigación, comunal, tecnológica y social; a través de las cuales los estudiantes han adquirido conocimientos y prácticas vinculadas con las especialidades que cursan, lo que les ha permitido a su vez, la integración en la problemática del entorno, a fin de buscar las posibles soluciones de los mismos, cumpliendo de esa manera la institución con el desarrollo de los programas de docencia, investigación y extensión.

Los recursos económicos y financieros requeridos para cumplir con las metas académicas para el año 2005 corresponden en un 98% de los aportes del Ejecutivo Nacional, de los cuales están distribuidos en un 87% para gastos de personal, 10% para gastos de funcionamiento, 1% para las inversiones y un 2% para los servicios estudiantiles. De allí que para el ejercicio fiscal 2005 se proyecta alcanzar las siguientes metas:

- Atender una población de 1.250 estudiantes que cursaran del primer al sexto semestre en las especialidades enmarcadas en sus ejes curriculares incluyendo 150 estudiantes, que serán atendidos por programas de formación de TSU no tradicionales, en convenio con el sector productivo de la región.

- Celebrar dos actos académicos, donde 320 profesionales formados y capacitados en las especialidades de Electricidad, Mecánica, Geología y Minas y Sistemas Industriales.

- Celebrar convenios interinstitucionales, como apoyo a los programas académicos, de investigación y extensión.

- Acondicionar, ampliar y dotar las áreas académicas, administrativas y servicios de la institución, a fin de crear un ambiente laboral óptimo para el desempeño estudiantil y laboral

- Implementar programas de ayudas socio-económicas a los estudiantes iutebistas con el propósito de contribuir con el rendimiento académico.

- Contar con una planta de profesores ordinarios, quienes serán seleccionados, previo concurso de oposición y profesores contratados, previo concurso de credenciales.

- Realizar actividades de investigación y extensión, las cuales están fundamentalmente asociadas a los programas de docentes.

- Disponer de laboratorios y talleres dotados con los equipos modernos e insumos para que los estudiantes puedan adquirir las competencias y habilidades requeridas para el desarrollo industrial de la región.

- Diseñar y desarrollar proyectos de investigación como apoyo a la docencia y orientados a la problemática existente en el sector industrial y social de la zona

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.917.830.045**
Transferencias Para Financiar Gastos Corrientes	4.900.330.045
Del Sector Público	4.900.330.045
Ingresos por Actividades Propias	10.500.000
Ingresos no Tributarios	10.500.000
Otros Ingresos Corrientes	7.000.000
Ingresos de la Propiedad	7.000.000
Recursos de Capital	**28.395.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.395.000
Recursos Financieros	**50.000.000**
Activos Financieros	50.000.000
Disminución de Caja y Bancos	50.000.000
TOTAL	**4.996.225.045**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.568.394.355**
Gastos de Consumo	4.474.950.355
Gastos de Personal	3.882.254.676
Materiales y Suministros	146.610.679
Servicios no Personales	417.690.000
Otros Gastos de Instituciones Descentralizadas	28.395.000
Depreciación y Amortización	28.395.000
Otros Gastos Corrientes	93.444.000
Transferencias	93.444.000
Transferencias Corrientes al Sector Privado	93.444.000
Gastos de Capital	**315.500.000**
Activos Reales	283.500.000
Repuestos y Reparaciones Mayores	27.500.000
Adquisición de Maquinarias y Demás Equipos	201.000.000
Otros Activos Reales	55.000.000
Activos Intangibles	32.000.000
Aplicaciones Financieras	**112.330.690**
Pasivos Financieros	112.330.690
Servicio de la Deuda Pública y Disminución de Otros Pasivos	112.330.690
Disminución de Cuentas y Efectos a Pagar	112.330.690
Total	**4.996.225.045**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	1.750
Egresados de Pregrado	Egresado	320
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	20
Asistencia Socioeconómica al Estudiante	Becario	143

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**81**	**1.003.298.939**
Profesional y Técnico	36	534.385.422
Administrativo	5	32.511.484
Docente	24	345.125.628
Obrero	16	91.276.405
Personal Contratado	**63**	**592.260.370**
Profesional y Técnico	2	22.280.148
Administrativo	6	31.061.712
Docente	48	501.003.108
Obrero	7	37.915.402
TOTAL	**144**	**1.595.559.309**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	16	74.691.552
IV	421.236 - 471.235	2	11.010.672
V	471.236 - 521.235		
VI	521.236 - 571.235	5	32.511.484
VII	571.236 - 621.235		
VIII	621.236 - 671.235	4	31.164.120
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	8	79.406.112
XIII	871.236 - 921.235	1	10.575.828
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	21	254.614.980
XVI	1.021.236 - 1.071.235	1	12.680.256
XVII	1.071.236 - MAS	63	959.712.498
	TOTAL	**121**	**1.466.367.502**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	14.124.021
IV	421.236 - 471.235	7	35.937.591
V	471.236 - 521.235	11	64.996.605
VI	521.236 - 571.235	1	6.352.722
VII	571.236 - 621.235		
VIII	621.236 - 671.235	1	7.780.868
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**23**	**129.191.807**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	3.882.254.676			**3.882.254.676**
4.02	131.011.679	350.000	15.249.000	**146.610.679**
4.03	367.990.000	11.100.000	38.600.000	**417.690.000**
4.04	315.500.000			**315.500.000**
4.06	112.330.690			**112.330.690**
4.07	93.444.000			**93.444.000**
4.08	28.395.000			**28.395.000**
TOTAL	**4.930.926.045**	**11.450.000**	**53.849.000**	**4.996.225.045**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	4.930.926.045
02	Investigación y Postgrado	11.450.000
03	Extensión y Producción	53.849.000
	TOTAL	**4.996.225.045**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.882.254.676
4.02	Materiales y Suministros	146.610.679
4.03	Servicios no Personales	417.690.000
4.04	Activos Reales	315.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	112.330.690
4.07	Transferencias	93.444.000
4.08	Otros Gastos de Instituciones Descentralizadas	28.395.000
	TOTAL	**4.996.225.045**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.917.830.045**
Transferencias Para Financiar Gastos Corrientes	4.900.330.045
Del Sector Público	4.900.330.045
De la Administración Central	4.900.330.045
Recursos Ordinarios	4.719.507.866
Otras Fuentes de Financiamiento	180.822.179
Ingresos por Actividades Propias	10.500.000
Ingresos no Tributarios	10.500.000
Venta de Bienes y Servicios	10.500.000
Otros Ingresos Corrientes	7.000.000
Ingresos de la Propiedad	7.000.000
Intereses por Dinero en Depósitos	7.000.000
B. Gastos Corrientes	**4.568.394.355**
Gastos de Consumo	4.474.950.355
Gastos de Personal	3.882.254.676
Materiales y Suministros	146.610.679
Servicios no Personales	417.690.000
Otros Gastos de Instituciones Descentralizadas	28.395.000
Depreciación y Amortización	28.395.000
Otros Gastos Corrientes	93.444.000
Transferencias	93.444.000
Transferencias Corrientes al Sector Privado	93.444.000
Becas Universitarias en el País	24.000.000
Donaciones a Personas	1.000.000
Otras Transferencias Directas a Personas	38.544.000
Subsidio a Organismos Laborales y Gremiales	29.900.000
C. Resultado Económico : Ahorro/(Desahorro)	**349.435.690**
II. Cuenta Capital	
A. Recursos de Capital	**377.830.690**
Ahorro en la Cuenta Corriente	349.435.690

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	28.395.000
B. Gastos de Capital	**315.500.000**
Activos Reales	283.500.000
Repuestos y Reparaciones Mayores	27.500.000
Adquisición de Maquinarias y Demás Equipos	201.000.000
Otros Activos Reales	55.000.000
Activos Intangibles	32.000.000
C. Resultado Financiero : Superávit / (Déficit)	**62.330.690**
III. Cuenta Financiera	
A. Recursos Financieros	**112.330.690**
Activos Financieros	50.000.000
Disminución de Cajas y Bancos	50.000.000
Superávit Financiero	62.330.690
B. Aplicaciones Financieras	**112.330.690**
Pasivos Financieros	112.330.690
Servicio de la Deuda y Disminución de Otros Pasivos	112.330.690
Disminución de Cuentas y Efectos a Pagar	112.330.690

A0942
Universidad Bolivariana de Venezuela (UBV)

UNIVERSIDAD BOLIVARIANA DE VENEZUELA (UBV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Bolivariana de Venezuela (UBV), contempla la formación profesional a estudiantes, apoyándolos con atención socioeconómica, becas, comedor, transporte y residencias estudiantiles. Igualmente contempla en sus propósitos la investigación y formación avanzada, mediante la dotación de infraestructura tecnológica, financiamientos de proyectos de investigación, formación continúa de docentes, seguimiento académico y revisión permanente de los programas de inserción socioeducativa.

La Universidad para el año 2004 contó con tres carreras aprobadas y cuatro sedes en funcionamiento, para este periodo estima tener en funcionamiento siete sedes y aperturada cuatro carreras mas, entre ellas medicina y derecho.

La consolidación de la Institución para el ejercicio fiscal 2005 permitirá su expansión a otras regiones del país mediante el logro de sus objetivos entre los cuales destacan:

- Lograr la participación amplia, democrática y responsable de la comunidad universitaria en las deliberaciones, decisiones y proyectos institucionales.
- Lograr la calidad y pertinencia de sus programas de formación y producción de conocimientos y de producción social.
- Crear condiciones institucionales de igualdad para el acceso y el desempeño estudiantil.
- Formar profesionales con pertinencia social, de pensamiento estratégico, capaces de entender las lógicas sociales y emprender procesos de transformaciones de su entorno.
- Formar profesionales con sentido crítico, impulsores de valores ciudadanos para mantener sistemas relacionados con un modelo donde la cultura de la paz, de la negociación, del diálogo se impongan como fundamentos del desarrollo democrático.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**101.228.145.470**
Transferencias Para Financiar Gastos Corrientes	101.228.145.470
Del Sector Público	101.228.145.470
TOTAL	**101.228.145.470**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**92.163.742.111**
Gastos de Consumo	88.316.986.381
Gastos de Personal	69.464.317.207
Materiales y Suministros	15.376.450.139
Servicios no Personales	3.476.219.035
Otros Gastos Corrientes	3.846.755.730
Transferencias	3.846.755.730
Transferencias Corrientes al Sector Privado	3.846.755.730
Gastos de Capital	**9.064.403.359**
Activos Reales	8.685.203.359
Adquisición de Maquinarias y Demás Equipos	6.155.169.899
Estudios y Proyectos Para Inversión en Activo Fijo	80.033.460
Otros Activos Reales	2.450.000.000
Activos Intangibles	379.200.000
Total	**101.228.145.470**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	24.000
Actividades de Investigación	Proyecto	3
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	3
Asistencia Socioeconómica al Estudiante	Becario	6.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**2.869**	**35.389.117.942**
Directivo	19	460.087.010
Profesional y Técnico	234	2.879.861.663
Administrativo	226	1.950.903.889
Docente	2.160	28.882.400.266
Obrero	230	1.215.865.114
TOTAL	**2.869**	**35.389.117.942**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	226	1.950.903.889
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	234	2.879.861.663
XVII	1.071.236 - MAS	2.179	29.342.487.276
	TOTAL	**2.639**	**34.173.252.828**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	230	1.215.865.114
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**230**	**1.215.865.114**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	TOTAL
4.01				69.464.317.207		**69.464.317.207**
4.02	3.338.300.000	93.060.000	694.564.886	10.879.286.675	371.238.578	**15.376.450.139**
4.03	260.400.000	58.200.000	345.617.306	2.780.551.729	31.450.000	**3.476.219.035**
4.04	2.271.200.000	60.000.000	477.146.385	6.029.966.974	226.090.000	**9.064.403.359**
4.07				3.846.755.730		**3.846.755.730**
TOTAL	**5.869.900.000**	**211.260.000**	**1.517.328.577**	**93.000.878.315**	**628.778.578**	**101.228.145.470**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Enseñanza	5.869.900.000
02	Investigación	211.260.000
03	Extensión	1.517.328.577
04	Actividades Centrales	93.000.878.315
05	Actividades Comunes	628.778.578
	TOTAL	**101.228.145.470**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	69.464.317.207
4.02	Materiales y Suministros	15.376.450.139
4.03	Servicios no Personales	3.476.219.035
4.04	Activos Reales	9.064.403.359
4.07	Transferencias	3.846.755.730
	TOTAL	**101.228.145.470**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**101.228.145.470**
Transferencias Para Financiar Gastos Corrientes	101.228.145.470
Del Sector Público	101.228.145.470
De la Administración Central	101.228.145.470
Recursos Ordinarios	97.492.826.902
Otras Fuentes de Financiamiento	3.735.318.568
B. Gastos Corrientes	**92.163.742.111**
Gastos de Consumo	88.316.986.381
Gastos de Personal	69.464.317.207
Materiales y Suministros	15.376.450.139
Servicios no Personales	3.476.219.035
Otros Gastos Corrientes	3.846.755.730
Transferencias	3.846.755.730
Transferencias Corrientes al Sector Privado	3.846.755.730
Becas Universitarias en el País	3.846.755.730
C. Resultado Económico : Ahorro/(Desahorro)	**9.064.403.359**
II. Cuenta Capital	
A. Recursos de Capital	**9.064.403.359**
Ahorro en la Cuenta Corriente	9.064.403.359
B. Gastos de Capital	**9.064.403.359**
Activos Reales	8.685.203.359
Adquisición de Maquinarias y Demás Equipos	6.155.169.899
Estudios y Proyectos Para Inversión en Activo Fijo	80.033.460
Otros Activos Reales	2.450.000.000
Activos Intangibles	379.200.000
C. Resultado Financiero: Equilibrado	

A0946
Instituto Universitario de Tecnología La Fría

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA LA FRÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología La Fría (IUTLAF), es una institución de reciente creación que se encuentra en fase de crecimiento; la misma surge como respuesta a la necesidad existente en la zona norte del Estado Táchira es una institución de educación superior que promueve el desarrollo económico y tecnológico de la región, en concordancia con la visión holística del desarrollo endógeno sustentable que actualmente promueve el gobierno a través de sus planes y políticas de desarrollo económico y social, de allí que esta institución se dedica a formar Técnicos Superiores Universitarios (TSU) en las Carreras de Producción Agroindustrial y Producción Agroalimentaria, carreras dirigidas a aumentar la productividad del sector agropecuario e industrial de la región.

El Instituto Universitario de Tecnología La Fría, estima atender una matricula de 400 alumnos para el año 2005, brindándoles además de la calidad académica requerida, beneficios sociales que permitan a los alumnos de escasos recursos acceder a una educación superior digna, aunado a ello la institución cumplirá una función integradora entre los miembros de la comunidad a través de diversos programas y actividades de ayuda a las comunidades para su organización, asesorándolos de forma practica y técnica para facilitar el alcance de sus metas. Además de cumplir una función educativa el IUTLAF cumple una función social innovadora dando apoyo a través de becas de estudio por excelencia y becas trabajos a los estudiantes de escasos recursos los cuales conforman mas del 50 % de los inscritos y de los futuros aspirantes a ingresar, lo cual acerca la posibilidad de una educación superior digna a aquellos estratos sociales que antes no tenían acceso a ella.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.713.300.000**
Transferencias Para Financiar Gastos Corrientes	1.665.300.000
Del Sector Público	1.665.300.000
Otros Ingresos Corrientes	48.000.000
Ingresos de la Propiedad	48.000.000
Recursos de Capital	**85.466.664**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	85.466.664
Recursos Financieros	**951.667.128**
Activos Financieros	951.667.128
Disminución de Caja y Bancos	951.667.128
TOTAL	**2.750.433.792**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.274.183.792**
Gastos de Consumo	2.242.183.792
Gastos de Personal	1.466.867.128
Materiales y Suministros	150.650.000
Servicios no Personales	539.200.000
Otros Gastos de Instituciones Descentralizadas	85.466.664
Depreciación y Amortización	85.466.664
Otros Gastos Corrientes	32.000.000
Transferencias	32.000.000
Transferencias Corrientes al Sector Privado	32.000.000
Gastos de Capital	**476.250.000**
Activos Reales	459.250.000
Repuestos y Reparaciones Mayores	13.250.000
Adquisición de Maquinarias y Demás Equipos	446.000.000
Activos Intangibles	17.000.000
Total	**2.750.433.792**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	400
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	60
Asistencia Socioeconómica al Estudiante	Becario	400

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**21**	**318.071.055**
Directivo	3	77.643.144
Profesional y Técnico	15	223.340.788
Administrativo	3	17.087.123
Personal Contratado	**22**	**279.186.015**
Docente	22	279.186.015
TOTAL	**43**	**597.257.070**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	3	17.087.123
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	40	580.169.947
	TOTAL	**43**	**597.257.070**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	1.466.867.128			**1.466.867.128**
4.02	138.750.000	2.500.000	9.400.000	**150.650.000**
4.03	519.565.000	7.275.000	12.360.000	**539.200.000**
4.04	449.250.000		27.000.000	**476.250.000**
4.07	32.000.000			**32.000.000**
4.08	85.466.664			**85.466.664**
TOTAL	**2.691.898.792**	**9.775.000**	**48.760.000**	**2.750.433.792**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	2.691.898.792
02	Investigación y Postgrado	9.775.000
03	Extensión y Producción	48.760.000
	TOTAL	**2.750.433.792**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.466.867.128
4.02	Materiales y Suministros	150.650.000
4.03	Servicios no Personales	539.200.000
4.04	Activos Reales	476.250.000
4.07	Transferencias	32.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	85.466.664
	TOTAL	**2.750.433.792**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.713.300.000**
Transferencias Para Financiar Gastos Corrientes	1.665.300.000
Del Sector Público	1.665.300.000
De la Administración Central	1.665.300.000
Recursos Ordinarios	1.603.850.430
Otras Fuentes de Financiamiento	61.449.570
Otros Ingresos Corrientes	48.000.000
Ingresos de la Propiedad	48.000.000
Intereses por Dinero en Depósitos	48.000.000
B. Gastos Corrientes	**2.274.183.792**
Gastos de Consumo	2.242.183.792
Gastos de Personal	1.466.867.128
Materiales y Suministros	150.650.000
Servicios no Personales	539.200.000
Otros Gastos de Instituciones Descentralizadas	85.466.664
Depreciación y Amortización	85.466.664
Otros Gastos Corrientes	32.000.000
Transferencias	32.000.000
Transferencias Corrientes al Sector Privado	32.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Becas Universitarias	20.000.000
Donaciones a Personas	2.000.000
Otras Transferencias Directas a Personas	5.000.000
Subsidios a organismos Laborales y gremiales	5.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**(560.883.792)**
II. Cuenta Capital	
A. Recursos de Capital	**(475.417.128)**
Desahorro en la Cuenta Corriente	(560.883.792)
Incremento de la Depreciación y Amortización Acumulada Previsiones y Otras Reservas.	85.466.664
B. Gastos de Capital	**476.250.000**
Activos Reales	459.250.000
Repuestos y Reparaciones Mayores	13.250.000
Adquisición de Maquinarias y Demás Equipos	446.000.000
Activos Intangibles	17.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(951.667.128)**
III. Cuenta Financiera	
A. Recursos Financieros	**951.667.128**
Activos Financieros	951.667.128
Disminución de Cajas y Bancos	951.667.128
B. Aplicaciones Financieras	**951.667.128**
Déficit Financiero	951.667.128

36
Ministerio de Comunicación e Información

A0076
Servicio Autónomo Radio Nacional de Venezuela

SERVICIO AUTÓNOMO RADIO NACIONAL DE VENEZUELA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Radio Nacional de Venezuela, como la representación del Estado venezolano en el medio radiofónico; tiene la responsabilidad de llevar la señal a todo el ámbito de la geografía nacional y cumplir el objetivo fundamental de informar, educar, entretener y contribuir al desarrollo de sus pobladores.

El circuito de emisoras de RNV, tiene el mandato de ubicarse estratégicamente en cada región del país, a fin de ofrecer una estructura comunicacional que impulse el modelo de desarrollo económico y social democrático, participativo y protagónico, definido en la Constitución de la República Bolivariana de Venezuela.

Por estas razones, las emisoras del circuito deben ser capaces de generar y enlazar señales de programas regionales y nacionales, de tal modo que propicie al mismo tiempo, la auténtica expresión y participación local y regional, así como la generación de contenidos que refuercen la identidad nacional.

Radio Nacional de Venezuela, se ha planteado una estrategia para ampliar, equipar y fortalecer la cobertura. Así como también, regionalizar la emisora, desarrollar los centros multimedia comunitarios, adquirir transmisores y sistemas de enlace, que permitan distribuir todas las señales nacionales.

Para que RNV pueda cumplir con el mandato básico de cubrir todo el territorio de la República con sus señales, es necesaria su modernización y adecuación tecnológica, para lo cual se prevé los recursos necesarios a través de la Ley Especial de Endeudamiento 2005, destinados a financiar los Proyectos de Expansión de Amplitud Modulada y de Expansión en Radiodifusión de Onda Corta de la Radio Nacional de Venezuela.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**13.715.600.000**
Transferencias Para Financiar Gastos Corrientes	10.067.000.000
Del Sector Público	10.067.000.000
Ingresos por Actividades Propias	3.348.000.000
Venta de Servicios	3.348.000.000
Otros Ingresos Corrientes	300.600.000
Otros Ingresos Diversos	300.600.000
Recursos de Capital	**847.451.566**
Transferencias Para Financiar Gastos de Capital	501.152.602
Recursos Provenientes de la Ley de Endeudamiento	501.152.602
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	346.298.964
Recursos Financieros	**2.467.093.117**
Activos Financieros	2.467.093.117
Disminución de Caja y Bancos	2.467.093.117
TOTAL	**17.030.144.683**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**10.214.132.712**
Gastos de Consumo	9.853.785.972
Gastos de Personal	6.343.777.008
Materiales y Suministros	744.000.000
Servicios no Personales	2.419.710.000
Otros Gastos de Instituciones Descentralizadas	346.298.964
Depreciación y Amortización	346.298.964
Otros Gastos Corrientes	360.346.740
Transferencias	360.346.740
Transferencias Corrientes al Sector Privado	360.346.740
Gastos de Capital	**4.348.918.854**
Activos Reales	4.348.918.854
Repuestos y Reparaciones Mayores	835.926.252
Adquisición de Maquinarias y Demás Equipos	3.512.992.602
Aplicaciones Financieras	**2.467.093.117**
Pasivos Financieros	2.467.093.117
Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.467.093.117
Disminución de Cuentas y Efectos a Pagar	308.154.040
Disminución de Otros Pasivos Circulantes	1.920.854.873
Disminución de Otros Pasivos no Circulantes	238.084.204
TOTAL	**17.030.144.683**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programas Informativos		
- Noticieros	Programa	5.616
- Avances de Noticias	Programa	19.656
- Resúmenes de Noticias	Programa	12.363
- Entrevistas	Programa	4.506
Programas Especiales		
- De aspectos sociales, económicos y políticos	Programa	2.001
- Deportivos	Programa	87
- Nacionalistas	Programa	264
- Infantiles	Programa	45
- Culturales	Programa	3.330
- Integracionalistas	Programa	258
- Promoción de la Producción Nacional	Programa	522
- Contra las Drogas	Programa	6
- Turísticos	Programa	48
- Salud y Nutrición	Programa	27
- Variedades	Programa	672

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Micro-Programas		
- Salud y Nutrición	Micro	1.095
- Variedades	Micro	3.798
Programas Musicales		
- Música Clásica	Programa	1.029
- Música Folklórica Venezolana	Programa	513
- Música Popular Venezolana	Programa	780
- Música Popular Moderna Venezolana	Programa	378
Comercialización	Bolívares	3.348.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**245**	**1.612.688.039**
Directivo	5	83.760.972
Profesional y Técnico	89	791.753.220
Administrativo	128	640.786.811
Obrero	23	96.387.036
Personal Contratado	**128**	**608.133.744**
Administrativo	128	608.133.744
TOTAL	373	2.220.821.783

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 – 371.235	87	337.219.644
III	371.236 – 421.235	127	625.897.163
IV	421.236 – 471.235	19	104.556.000
V	471.236 – 521.235	1	6.000.000
VI	521.236 – 571.235		
VII	571.236 – 621.235	18	127.890.768
VIII	621.236 – 671.235	39	296.166.084
IX	671.236 – 721.235		
X	721.236 – 771.235	20	178.020.612
XI	771.236 – 821.235	12	116.125.500
XII	821.236 – 871.235	12	122.104.116
XIII	871.236 – 921.235		
XIV	921.236 – 971.235	2	22.616.664
XV	971.236 – 1.021.235	2	23.531.112
XVI	1.021.236 – 1.071.235	1	12.650.148
XVII	1.071.236 – MAS	10	151.656.936
	TOTAL	**350**	**2.124.434.747**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 – 371.235	22	91.685.256
III	371.236 – 421.235	1	4.701.780
IV	421.236 – 471.235		
V	471.236 – 521.235		
VI	521.236 – 571.235		
VII	571.236 – 621.235		
VIII	621.236 – 671.235		
IX	671.236 – 721.235		
X	721.236 – 771.235		
XI	771.236 – 821.235		
XII	821.236 – 871.235		
XIII	871.236 – 921.235		
XIV	921.236 – 971.235		
XV	971.236 – 1.021.235		
XVI	1.021.236 – 1.071.235		
XVII	1.071.236 – MAS		
	TOTAL	**23**	**96.387.036**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**58**	**360.346.740**
Jubilado	45	286.072.000
Pensionado	13	74.274.740
TOTAL	**58**	**360.346.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	6.343.777.008		**6.343.777.008**
4.02	744.000.000		**744.000.000**
4.03	2.419.710.000		**2.419.710.000**
4.04	4.348.918.854		**4.348.918.854**
4.06		2.467.093.117	**2.467.093.117**
4.07	360.346.740		**360.346.740**
4.08	346.298.964		**346.298.964**
TOTAL	**14.563.051.566**	**2.467.093.117**	**17.030.144.683**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales y de Apoyo	14.563.051.566
99	Partidas no Asignables a Programas	2.467.093.117
	TOTAL	**17.030.144.683**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.343.777.008
4.02	Materiales y Suministros	744.000.000
4.03	Servicios no Personales	2.419.710.000
4.04	Activos Reales	4.348.918.854
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.467.093.117
4.07	Transferencias	360.346.740
4.08	Otros Gastos de Instituciones Descentralizadas	346.298.964
	TOTAL	**17.030.144.683**

CAPITULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.715.600.000**
Transferencias Para Financiar Gastos Corrientes	10.067.000.000
Del Sector Público	10.067.000.000
De la Administración Central	10.067.000.000
Recursos Ordinarios	9.690.775.000
Otras Fuentes de Financiamiento	376.225.000
Ingresos por Actividades Propias	3.348.000.000
Venta de Servicios	3.348.000.000
Comercialización por Pautas Publicitarias en las Emisoras	3.348.000.000
Otros Ingresos Corrientes	300.600.000
Otros Ingresos Diversos	300.600.000
B. Gastos Corrientes	**10.214.132.712**
Gastos de Consumo	9.853.785.972
Gastos de Personal	6.343.777.008
Materiales y Suministros	744.000.000
Servicios no Personales	2.419.710.000
Otros Gastos de Instituciones Descentralizadas	346.298.964
Depreciación y Amortización	346.298.964
Otros Gastos Corrientes	360.346.740
Transferencias	360.346.740
Transferencias Corrientes al Sector Privado	360.346.740
Pensiones y Jubilaciones	360.346.740
C. Resultado Económico : Ahorro/(Desahorro)	**3.501.467.288**
II. Cuenta Capital	
A. Recursos de Capital	**4.348.918.854**
Ahorro en la Cuenta Corriente	3.501.467.288
Transferencias Para Financiar Gastos de Capital	501.152.602
Recursos Provenientes de la Ley de Endeudamiento	501.152.602
Programas y Proyectos	501.152.602
Proyecto Expansión en Radiodifusión de Amplitud Modulada Radio Nacional de Venezuela	331.910.727
Proyecto Expansión en Radiodifusión de Onda Corta Radio Nacional de Venezuela	169.241.875
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	346.298.964
B. Gastos de Capital	**4.348.918.854**
Activos Reales	4.348.918.854
Repuestos y Reparaciones Mayores	835.926.252
Adquisición de Maquinarias y Demás Equipos	3.512.992.602
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**2.467.093.117**
Activos Financieros	2.467.093.117
Disminución de Caja y Bancos	2.467.093.117
B. Aplicaciones Financieras	**2.467.093.117**
Pasivos Financieros	2.467.093.117
Servicio de la Deuda y Disminución de Otros Pasivos	2.467.093.117
Disminución de Cuentas y Efectos a Pagar	308.154.040
Disminución de Otros Pasivos Circulantes	1.920.854.873
Disminución de Otros Pasivos no Circulantes	238.084.204

A0079
Servicio Autónomo Imprenta Nacional y
Gaceta Oficial

SERVICIO AUTÓNOMO IMPRENTA NACIONAL Y GACETA OFICIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Imprenta Nacional y Gaceta Oficial, constituye el órgano oficial del Estado venezolano, responsable de la comunicación y normativa del país en el área de la impresión y las artes gráficas; de allí que su objetivo fundamental es dirigir y coordinar la promoción de las publicaciones oficiales, incluyendo la edición e impresión de la Gaceta Oficial. Asimismo, se edita y difunde información de interés nacional e internacional y todo tipo de trabajos tipográficos, tanto del Sector Público como Privado. En este sentido, el Servicio Autónomo tiene como misión editar y difundir la información de interés nacional e internacional, relativa a las leyes, normativas, instrucciones y notificaciones, emanadas por los poderes públicos e instituciones del Estado, a través de los medios impresos o por otras técnicas avanzadas de reproducción gráfica.

Para el 2005, las tarifas asignadas a la prestación del Servicio de Impresión y Edición de la Gaceta Oficial y otras Publicaciones, constituye el elemento principal para lograr el autofinanciamiento, revisable en el transcurso del Ejercicio Fiscal, en función de los índices inflacionarios, que afectan de manera determinante el valor de los insumos.

Por otra parte, la distribución del gasto fue orientada a cubrir las erogaciones destinadas a cumplir con los acuerdos contractuales de empleados, trabajadores gráficos y obreros, así como cubrir los costos de producción, a fin de permitir al Servicio, continuar con las actividades de edición e impresión de publicaciones y demás material tipográfico de los organismos de la Administración Pública y empresas del Estado.

Para el ejercicio que se presupuesta, se pretende incrementar y mejorar la capacidad productiva, en los trabajos de diagramación, impresión, edición de libros, trabajos tipográficos, revistas, trípticos, dípticos, afiches y folletos, tanto del Sector Público como Privado, a fin de consolidar el Servicio en su función de edición y distribución de la Gaceta Oficial y demás publicaciones.

A fin de cumplir eficazmente con sus funciones, la Imprenta Nacional requiere de una adecuación tecnológica que le permita cubrir las demandas de la Administración Pública Nacional, para lo cual se prevé los recursos necesarios a través de la Ley Especial de Endeudamiento destinados a financiar el Proyecto de Expansión y Mantenimiento de la Rotativa Imprenta Nacional y Gaceta Oficial (Complejo Editorial Simón Rodríguez).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**11.130.575.132**
Transferencias Para Financiar Gastos Corrientes	8.803.000.000
Del Sector Público	8.803.000.000
Ingresos por Actividades Propias	2.320.994.392
Venta de Servicios	2.313.542.392
Ingresos no Tributarios	7.452.000
Otros Ingresos Corrientes	6.580.740
Ingresos de la Propiedad	6.580.740
Recursos de Capital	**11.915.846.361**
Transferencias Para Financiar Gastos de Capital	11.462.640.441
Recursos Provenientes de la Ley de Endeudamiento	11.462.640.441
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	453.205.920
TOTAL	**23.046.421.493**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**11.842.675.520**
Gastos de Consumo	11.505.300.820
Gastos de Personal	5.801.802.900
Materiales y Suministros	2.663.822.400
Servicios no Personales	2.586.469.600
Otros Gastos de Instituciones Descentralizadas	453.205.920
Depreciación y Amortización	453.205.920
Otros Gastos Corrientes	337.374.700
Transferencias	337.374.700
Transferencias Corrientes al Sector Privado	337.374.700
Gastos de Capital	**11.043.745.973**
Activos Reales	11.018.545.973
Repuestos y Reparaciones Mayores	28.000.000
Adquisición de Maquinarias y Demás Equipos	8.335.911.884
Otros Activos Reales	2.654.634.089
Activos Intangibles	25.200.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Aplicaciones Financieras	**160.000.000**
Activos Financieros	25.732.927
Incremento de Caja y Bancos	25.732.927
Pasivos Financieros	134.267.073
Servicio de la Deuda Pública y Disminución de Otros Pasivos	134.267.073
Disminución de Cuentas y Efectos a Pagar	113.813.972
Disminución de Otros Pasivos Circulantes	20.453.101
TOTAL	**23.046.421.493**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Edición de Gacetas		
Ordinarias	Edición	600
Extraordinarias	Edición	200
C.N.E.	Edición	120
Legislativa de Vargas	Edición	8
Tiraje de Gacetas		
Ordinarias	Tiraje	1.500.000
Extraordinarias	Tiraje	400.000
C.N.E.	Tiraje	140.000
Legislativa de Vargas	Tiraje	4.000
Edición de Publicaciones		
Libros	Edición	40
Revistas	Edición	20
Periódicos	Edición	12
Tiraje de Publicaciones		
Boletines	Tiraje	200.000
Banderas	Tiraje	200.000
Folletos	Tiraje	800.000
Afiches	Tiraje	80.000
Talonarios	Tiraje	80.000
Carpetas	Tiraje	200.000
Catálogos	Tiraje	20.000
Libros	Tiraje	400.000
Revistas	Tiraje	80.000
Periódicos	Tiraje	80.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**167**	**895.554.876**
Directivo	4	81.043.944
Profesional y Técnico	12	94.390.068
Administrativo	16	68.094.576
Obrero	135	652.026.288
Personal Contratado	**29**	**199.704.876**
Administrativo	23	173.097.060
Obrero	6	26.607.816
TOTAL	**196**	**1.095.259.752**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	9	33.803.820
II	321.236 - 371.235	5	19.823.940
III	371.236 - 421.235	15	72.162.828
IV	421.236 - 471.235	1	5.178.888
V	471.236 - 521.235	3	17.550.000
VI	521.236 - 571.235	2	12.608.280
VII	571.236 - 621.235	5	35.107.296
VIII	621.236 - 671.235	2	15.547.356
IX	671.236 - 721.235	1	8.647.848
X	721.236 - 771.235	2	17.989.524
XI	771.236 - 821.235	1	9.456.948
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	2	22.574.892
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	7	146.174.028
	TOTAL	**55**	**416.625.648**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	68	277.139.412
III	371.236 - 421.235	49	239.444.796
IV	421.236 - 471.235		
V	471.236 - 521.235	12	72.828.768
VI	521.236 - 571.235	7	46.428.804
VII	571.236 - 621.235	1	7.422.132
VIII	621.236 - 671.235	2	15.174.492
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	2	20.195.700
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**141**	**678.634.104**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**6**	**44.698.130**
Jubilado	2	11.462.612
Pensionado	4	33.235.518
Obrero	**36**	**289.076.570**
Jubilado	33	268.435.388
Pensionado	3	20.641.182
TOTAL	**42**	**333.774.700**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	3.850.041.300	1.951.761.600		**5.801.802.900**
4.02	2.424.957.600	238.864.800		**2.663.822.400**
4.03		2.586.469.600		**2.586.469.600**
4.04		11.043.745.973		**11.043.745.973**
4.05			25.732.927	**25.732.927**
4.06			134.267.073	**134.267.073**
4.07		337.374.700		**337.374.700**
4.08		453.205.920		**453.205.920**
TOTAL	**6.274.998.900**	**16.611.422.593**	**160.000.000**	**23.046.421.493**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Publicaciones y Gaceta Oficial	6.274.998.900
02	Servicios Centrales	16.611.422.593
99	Partidas no Asignables a Programas	160.000.000
	TOTAL	**23.046.421.493**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.801.802.900
4.02	Materiales y Suministros	2.663.822.400
4.03	Servicios no Personales	2.586.469.600
4.04	Activos Reales	11.043.745.973
4.05	Activos Financieros	25.732.927
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	134.267.073
4.07	Transferencias	337.374.700
4.08	Otros Gastos de Instituciones Descentralizadas	453.205.920
	TOTAL	**23.046.421.493**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.130.575.132**
Transferencias Para Financiar Gastos Corrientes	8.803.000.000
Del Sector Público	8.803.000.000
De la Administración Central	8.803.000.000
Recursos Ordinarios	8.512.322.000
Otras Fuentes de Financiamiento	290.678.000
Ingresos por Actividades Propias	2.320.994.392
Venta de Servicios	2.313.542.392
Venta Diaria de Gacetas	280.320.096
Suscripción de Gacetas	723.747.096
Publicaciones y Libros	1.309.475.200
Ingresos no Tributarios	7.452.000
Copias de Documentos	77.910
Certificaciones y Solvencias	7.374.090
Otros Ingresos Corrientes	6.580.740
Ingresos de la Propiedad	6.580.740
Intereses por Dinero en Depósito	6.580.740
B. Gastos Corrientes	**11.842.675.520**
Gastos de Consumo	11.505.300.820
Gastos de Personal	5.801.802.900
Materiales y Suministros	2.663.822.400
Servicios no Personales	2.586.469.600
Otros Gastos de Instituciones Descentralizadas	453.205.920
Depreciación y Amortización	453.205.920
Otros Gastos Corrientes	337.374.700
Transferencias	337.374.700
Transferencias Corrientes al Sector Privado	337.374.700
Pensiones y Jubilaciones	333.774.700
Otras Transferencias Directas a Personas	3.600.000
C. Resultado Económico : Ahorro/(Desahorro)	**(712.100.388)**
II. Cuenta Capital	
A. Recursos de Capital	**11.203.745.973**
Desahorro en la Cuenta Corriente	(712.100.388)
Transferencias Para Financiar Gastos de Capital	11.462.640.441
Recursos Provenientes de la Ley de Endeudamiento	11.462.640.441
Programas y Proyectos	11.462.640.441
Proyecto de Expansión y Mantenimiento de la Rotativa Imprenta Nacional y Gaceta Oficial (Complejo Editorial Simón Rodríguez)	11.462.640.441
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	453.205.920

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**11.043.745.973**
Activos Reales	11.018.545.973
Repuestos y Reparaciones Mayores	28.000.000
Adquisición de Maquinarias y Demás Equipos	8.335.911.884
Otros Activos Reales	2.654.634.089
Activos Intangibles	25.200.000
C. Resultado Financiero : Superávit / (Déficit)	**160.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**160.000.000**
Superávit Financiero	160.000.000
B. Aplicaciones Financieras	**160.000.000**
Activos Financieros	25.732.927
Incremento de Caja y Bancos	25.732.927
Pasivos Financieros	134.267.073
Servicio de la Deuda y Disminución de Otros Pasivos	134.267.073
Disminución de Cuentas y Efectos a Pagar	113.813.972
Disminución de Otros Pasivos Circulantes	20.453.101

A0097
Servicio Autónomo VENPRES

SERVICIO AUTÓNOMO VENPRES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La agencia de Noticias VENPRES, es un Servicio Autónomo de prestación de servicios de información periodística y opinión, que tiene como objetivo fundamental establecer, dirigir, coordinar y ejecutar las políticas informativas del Estado Venezolano.

Para el Ejercicio Fiscal 2005, de conformidad con la política de racionalización de gastos, el presupuesto contempla los recursos mínimos indispensables para el funcionamiento del servicio, cuya ejecución continuará siendo objeto de medidas eficientes de control, que permitan el logro de las metas, sin generar insuficiencias presupuestarias.

Asimismo, VENPRES continuará su actividad como agencia de noticias del Estado, coordinando y dirigiendo los servicios informativos de la Institución, de acuerdo a los lineamientos de la política comunicacional del Estado, difundiendo veraz y oportunamente la gestión del Gobierno Nacional, inherente a los programas y actividades de los distintos entes de la Administración Pública Nacional y Descentralizada. Así como también, la difusión a nivel internacional, a través de intercambios informativos, a fin de mantener en el escenario internacional una presencia destacada de Venezuela, como país democrático y respetuoso de los derechos humanos.

Igualmente, a los fines de mejorar la prestación del servicio, el Ejecutivo Nacional mediante Decreto N° 3.149 del 28-09-2004, publicado en Gaceta Oficial N° 38.034 del 30-09-2004, ordena la reestructuración y reorganización administrativa y funcional del Servicio de Información Periodística y Opinión VENPRES, con el propósito de que se adopten cambios organizativos que permitan la modernización y optimización de sus funciones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**8.893.870.000**
Transferencias Para Financiar Gastos Corrientes	8.364.000.000
Del Sector Público	8.364.000.000
Ingresos por Actividades Propias	474.490.000
Venta de Servicios	474.490.000
Otros Ingresos Corrientes	55.380.000
Ingresos de la Propiedad	48.000.000
Otros Ingresos Diversos	7.380.000
Recursos de Capital	**4.949.465**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.949.465
Recursos Financieros	**778.484.023**
Activos Financieros	778.484.023
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	778.484.023
TOTAL	**9.677.303.488**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**8.065.047.254**
Gastos de Consumo	7.826.363.115
Gastos de Personal	6.603.152.530
Materiales y Suministros	127.914.810
Servicios no Personales	1.090.346.310
Otros Gastos de Instituciones Descentralizadas	4.949.465
Depreciación y Amortización	4.949.465
Otros Gastos Corrientes	238.684.139
Transferencias	238.684.139
Transferencias Corrientes al Sector Privado	238.684.139
Gastos de Capital	**381.033.320**
Activos Reales	339.136.769
Repuestos y Reparaciones Mayores	10.000.000
Adquisición de Maquinarias y Demás Equipos	329.136.769
Activos Intangibles	41.896.551
Aplicaciones Financieras	**1.231.222.914**
Activos Financieros	683.579.034
Incremento de Caja y Bancos	678.179.034
Incremento de Inversiones	5.400.000
Pasivos Financieros	547.643.880
Servicio de la Deuda Pública y Disminución de Otros Pasivos	547.643.880
Disminución de Cuentas y Efectos a Pagar	547.643.880
Total	**9.677.303.488**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Información Recibida de Corresponsalías	Noticia	16.425
Reporterismo Diario	Cobertura	37.575
Redacción de Mesa	Noticia	43.200
Cobertura de Eventos Especiales	Evento	350
Medios Impresos de Difusión Nacional	Suscripción	4
Medios Impresos de Difusión Regional	Suscripción	8
Canales de Televisión Nacional e Internacional	Suscripción	1
Estaciones de Radio de Alcance Nacional	Suscripción	2

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Estaciones de Radio de Alcance Regional	Suscripción	2
Organismos Públicos	Suscripción	10
Agencias Internacionales de Noticias	Suscripción	2
Portapapeles de Internet (C.D. Digital Programa de Fotografía)	Suscripción	30
Empresas Privadas	Suscripción	3
Micros Institucionales	Suscripción	7
Venpres Impreso	Impresión	120.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**138**	**1.049.753.562**
Directivo	2	30.661.854
Profesional y Técnico	74	698.029.729
Administrativo	27	147.413.000
Obrero	35	173.648.979
Personal Contratado	**92**	**830.875.936**
Profesional y Técnico	42	457.035.004
Administrativo	50	373.840.932
TOTAL	**230**	**1.880.629.498**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	14	57.006.500
III	371.236 - 421.235	14	64.049.909
IV	421.236 - 471.235	13	66.957.571
V	471.236 - 521.235		
VI	521.236 - 571.235	8	50.792.670
VII	571.236 - 621.235	30	216.728.375
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	50	455.350.364
XI	771.236 - 821.235	19	186.092.004
XII	821.236 - 871.235		
XIII	871.236 - 921.235	9	96.370.908
XIV	921.236 - 971.235	6	68.343.996
XV	971.236 - 1.021.235	2	23.911.049
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	30	421.377.173
	TOTAL	**195**	**1.706.980.519**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	10	34.212.600
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.998.120
IV	421.236 - 471.235	24	134.438.259
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**35**	**173.648.979**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**30**	**163.687.277**
Jubilado	21	106.767.219
Pensionado	9	56.920.058
Obrero	**4**	**70.196.862**
Jubilado	4	70.196.862
TOTAL	**34**	**233.884.139**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	6.603.152.530		**6.603.152.530**
4.02	127.914.810		**127.914.810**
4.03	1.090.346.310		**1.090.346.310**
4.04	381.033.320		**381.033.320**
4.05		683.579.034	**683.579.034**
4.06		547.643.880	**547.643.880**
4.07	238.684.139		**238.684.139**
4.08	4.949.465		**4.949.465**
TOTAL	**8.446.080.574**	**1.231.222.914**	**9.677.303.488**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Informativos	8.446.080.574
99	Partidas no Asignables a Programas	1.231.222.914
	TOTAL	**9.677.303.488**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.603.152.530
4.02	Materiales y Suministros	127.914.810
4.03	Servicios no Personales	1.090.346.310
4.04	Activos Reales	381.033.320
4.05	Activos Financieros	683.579.034
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	547.643.880
4.07	Transferencias	238.684.139
4.08	Otros Gastos de Instituciones Descentralizadas	4.949.465
	TOTAL	**9.677.303.488**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.893.870.000**
Transferencias Para Financiar Gastos Corrientes	8.364.000.000
Del Sector Público	8.364.000.000
De la Administración Central	8.364.000.000
Recursos Ordinarios	7.851.182.000
Otras Fuentes de Financiamiento	512.818.000
Ingresos por Actividades Propias	474.490.000
Venta de Servicios	474.490.000
Servicios Informativos	48.000.000
Síntesis de Noticias	97.440.000
Otros Servicios	329.050.000
Otros Ingresos Corrientes	55.380.000
Ingresos de la Propiedad	48.000.000
Intereses por Dinero en Depósito	48.000.000
Otros Ingresos Diversos	7.380.000
B. Gastos Corrientes	**8.065.047.254**
Gastos de Consumo	7.826.363.115
Gastos de Personal	6.603.152.530
Materiales y Suministros	127.914.810
Servicios no Personales	1.090.346.310
Otros Gastos de Instituciones Descentralizadas	4.949.465
Depreciación y Amortización	4.949.465

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Otros Gastos Corrientes	238.684.139
Transferencias	238.684.139
Transferencias Corrientes al Sector Privado	238.684.139
Pensiones y Jubilaciones	233.884.139
Donaciones a Personas	4.800.000
C. Resultado Económico : Ahorro/(Desahorro)	**828.822.746**
II. Cuenta Capital	
A. Recursos de Capital	**833.772.211**
Ahorro en la Cuenta Corriente	828.822.746
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	4.949.465
B. Gastos de Capital	**381.033.320**
Activos Reales	339.136.769
Repuestos y Reparaciones Mayores	10.000.000
Adquisición de Maquinarias y Demás Equipos	329.136.769
Activos Intangibles	41.896.551
C. Resultado Financiero : Superávit / (Déficit)	**452.738.891**
III. Cuenta Financiera	
A. Recursos Financieros	**1.231.222.914**
Activos Financieros	778.484.023
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	778.484.023
Superávit Financiero	452.738.891
B. Aplicaciones Financieras	**1.231.222.914**
Activos Financieros	683.579.034
Incremento de Caja y Bancos	678.179.034
Incremento de Inversiones	5.400.000
Pasivos Financieros	547.643.880
Servicio de la Deuda y Disminución de Otros Pasivos	547.643.880
Disminución de Cuentas y Efectos a Pagar	547.643.880

40

Ministerio para la Economía Popular

A0046
Instituto Nacional de Cooperación Educativa
(INCE)

INSTITUTO NACIONAL DE COOPERACIÓN EDUCATIVA (INCE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Cooperación Educativa (INCE) tiene como objetivo principal la formación y capacitación de los trabajadores, por medio de la habilidad ocupacional complementaria, perfeccionamiento y especialización en diversas ocupaciones tales como la alfabetización, aprendizaje y mejoramiento a la capacitación agraria de la población.

Para el ejercicio 2005, el INCE proyecta realizar las siguientes metas: dictar 35.000 cursos de la Misión Vuelvan Caras; 6.386 cursos de formación profesional en centros de unidades móviles; 5.510 cursos de formación en empresas; 254 cursos de micros pequeños empresarios (CEP/CEFE); 913 cursos profesionales a través de convenios regionales; 568 cursos de formación industrial INCE-CEMA; 1.469 cursos de acción social interinstitucional y la atención de 298.017 participantes en acción indirecta.

El Instituto Nacional de Cooperación Educativa (INCE) para alcanzar las metas dispone de un financiamiento de Bs. 338.810,7 millones, conformados por Bs. 65.937,1 millones de Aportes del Ejecutivo Nacional; Bs. 214.062,9 millones de ingresos por aportes y contribuciones; Bs. 41.753,0 millones por ingresos de la propiedad; Bs. 14.038,0 millones por ingresos diversos y Bs. 3.019,7 millones de fondo de depreciación.

La totalidad de los recursos antes señalados financiará una estructura presupuestaria constituida por: Bs. 318.773,4 millones de gastos corrientes; Bs. 19.650,0 millones de inversión en activos fijos y 387,3 millones de deuda a mediano y largo plazo.

El resultado económico y financiero proyectado indica un ahorro de Bs. 17.017,6 millones y un superávit en la cuenta capital de Bs. 387,4 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**335.791.000.000**
Transferencias Para Financiar Gastos Corrientes	280.000.000.000
Del Sector Privado	214.062.900.000
Del Sector Público	65.937.100.000
Otros Ingresos Corrientes	55.791.000.000
Ingresos de la Propiedad	41.753.000.000
Otros Ingresos Diversos	14.038.000.000
Recursos de Capital	**3.019.727.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.019.727.000
TOTAL	**338.810.727.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**318.773.358.170**
Gastos de Consumo	287.410.869.054
Gastos de Personal	208.991.411.292
Materiales y Suministros	33.909.555.315
Servicios no Personales	41.490.175.447
Otros Gastos de Instituciones Descentralizadas	3.019.727.000
Depreciación y Amortización	3.019.727.000
Otros Gastos Corrientes	31.362.489.116
Transferencias	31.362.489.116
Transferencias Corrientes al Sector Público	31.362.489.116
Gastos de Capital	**19.650.000.000**
Activos Reales	19.650.000.000
Repuestos y Reparaciones Mayores	1.325.200.000
Adquisición de Maquinarias y Demás Equipos	8.124.800.000
Otros Activos Reales	10.200.000.000
Aplicaciones Financieras	**387.368.830**
Pasivos Financieros	387.368.830
Servicio de la Deuda Pública y Disminución de Otros Pasivos	387.368.830
Disminución de Cuentas y Efectos a Pagar	387.368.830
Total	**338.810.727.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Vuelvan Caras	Curso	35.000
Formación Profesional en Centro y Unidades Móviles	Curso	6.386
Formación en Empresas	Curso	5.510
Formación de Micros Pequeños Empresarios (CEP/ CEFE)	Curso	254
Formación Profesional Convenios Regionales	Curso	913
Formación Industrial INCE - CEMA	Curso	568
Acción Social Interinstitucional	Curso	1.469
Acción Indirecta	Participante	298.017

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**6.327**	**60.670.644.915**
Directivo	178	4.278.361.076
Profesional y Técnico	1.929	23.923.458.000
Administrativo	2.042	13.389.397.341
Docente	681	7.086.744.095
Obrero	1.497	11.992.684.403
Personal Fijo a Tiempo Parcial	**93**	**336.015.309**
Administrativo	32	86.328.000
Médico	61	249.687.309
Personal Contratado	**3.097**	**23.329.383.494**
Administrativo	3.031	22.970.553.926
Obrero	66	358.829.568
TOTAL	**9.517**	**84.336.043.718**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	42	161.902.440
II	321.236 - 371.235	174	774.672.660
III	371.236 - 421.235	271	1.364.157.657
IV	421.236 - 471.235	192	1.082.868.185
V	471.236 - 521.235	292	1.816.143.365
VI	521.236 - 571.235	283	1.928.514.919
VII	571.236 - 621.235	288	2.133.518.278
VIII	621.236 - 671.235	3.312	25.219.324.302
IX	671.236 - 721.235	285	2.450.957.463
X	721.236 - 771.235	271	2.487.975.659
XI	771.236 - 821.235	263	2.570.899.483
XII	821.236 - 871.235	260	2.696.070.667
XIII	871.236 - 921.235	269	2.947.626.779
XIV	921.236 - 971.235	427	4.926.842.059
XV	971.236 - 1.021.235	468	5.677.903.203
XVI	1.021.236 - 1.071.235	424	5.395.939.244
XVII	1.071.236 - MAS	433	8.349.213.384
	TOTAL	**7.954**	**71.984.529.747**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	89	359.889.850
II	321.236 - 371.235	112	489.071.645
III	371.236 - 421.235	106	524.836.592
IV	421.236 - 471.235	197	1.082.487.545
V	471.236 - 521.235	100	608.914.568
VI	521.236 - 571.235	104	691.514.242
VII	571.236 - 621.235	108	779.119.345
VIII	621.236 - 671.235	99	773.504.365
IX	671.236 - 721.235	88	738.775.432
X	721.236 - 771.235	80	718.174.032
XI	771.236 - 821.235	79	755.174.856
XII	821.236 - 871.235	76	770.729.331
XIII	871.236 - 921.235	75	804.238.156
XIV	921.236 - 971.235	51	576.563.945
XV	971.236 - 1.021.235	84	998.522.734
XVI	1.021.236 - 1.071.235	57	710.742.998
XVII	1.071.236 - MAS	58	969.254.335
	TOTAL	**1.563**	**12.351.513.971**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**2.613**	**11.722.000.000**
Jubilado	2.379	10.000.000.000
Pensionado	234	1.722.000.000
TOTAL	**2.613**	**11.722.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	73.556.181.392	6.221.089.300	129.214.140.600		**208.991.411.292**
4.02	10.827.977.415	5.896.889.500	17.184.688.400		**33.909.555.315**
4.03	14.452.545.047	4.316.288.900	22.721.341.500		**41.490.175.447**
4.04	16.650.000.000	3.000.000.000			**19.650.000.000**
4.06	387.368.830				**387.368.830**
4.07	23.853.011.416	619.801.100	6.889.676.600		**31.362.489.116**
4.08				3.019.727.000	**3.019.727.000**
TOTAL	**139.727.084.100**	**20.054.068.800**	**176.009.847.100**	**3.019.727.000**	**338.810.727.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	139.727.084.100
02	Apoyo Técnico Docente	20.054.068.800
03	Regionalización de la Formación Profesional	176.009.847.100
99	Partidas no Asignables a Programas	3.019.727.000
	TOTAL	**338.810.727.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	208.991.411.292
4.02	Materiales y Suministros	33.909.555.315
4.03	Servicios no Personales	41.490.175.447
4.04	Activos Reales	19.650.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	387.368.830
4.07	Transferencias	31.362.489.116
4.08	Otros Gastos de Instituciones Descentralizadas	3.019.727.000
	TOTAL	**338.810.727.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**335.791.000.000**
Transferencias Para Financiar Gastos Corrientes	280.000.000.000
Del Sector Privado	214.062.900.000
Por Aportes Patronales	203.359.750.000
De los Trabajadores	10.703.150.000
Del Sector Público	65.937.100.000
De la Administración Central	65.937.100.000
Recursos Ordinarios	65.937.100.000
Otros Ingresos Corrientes	55.791.000.000
Ingresos de la Propiedad	41.753.000.000
Intereses por Dinero en Depósitos	31.753.000.000
Otros Ingresos de la Propiedad	10.000.000.000
Otros Ingresos	10.000.000.000
Otros Ingresos Diversos	14.038.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**318.773.358.170**
Gastos de Consumo	287.410.869.054
Gastos de Personal	208.991.411.292
Materiales y Suministros	33.909.555.315
Servicios no Personales	41.490.175.447
Otros Gastos de Instituciones Descentralizadas	3.019.727.000
Depreciación y Amortización	3.019.727.000
Otros Gastos Corrientes	31.362.489.116
Transferencias	31.362.489.116
Transferencias Corrientes al Sector Público	31.362.489.116
Transferencias Corrientes al Sector Público	31.362.489.116
C. Resultado Económico : Ahorro/(Desahorro)	**17.017.641.830**
II. Cuenta Capital	
A. Recursos de Capital	**20.037.368.830**
Ahorro en la Cuenta Corriente	17.017.641.830
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	3.019.727.000
B. Gastos de Capital	**19.650.000.000**
Activos Reales	19.650.000.000
Repuestos y Reparaciones Mayores	1.325.200.000
Adquisición de Maquinarias y Demás Equipos	8.124.800.000
Otros Activos Reales	10.200.000.000
C. Resultado Financiero : Superávit/(Déficit)	**387.368.830**
III. Cuenta Financiera	
A. Recursos Financieros	**387.368.830**
Superávit Financiero	387.368.830
B. Aplicaciones Financieras	**387.368.830**
Pasivos Financieros	387.368.830
Servicio de la Deuda y Disminución de Otros Pasivos	387.368.830
Disminución de Cuentas y Efectos a Pagar	387.368.830

A0197

Instituto Autónomo Fondo Unico Social

(IAFUS)

INSTITUTO AUTÓNOMO FONDO UNICO SOCIAL (IAFUS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Autónomo Fondo Único Social, nace como respuesta a la necesidad perentoria del Estado venezolano, de disponer de recursos económicos para ser orientados a la satisfacción de los requerimientos sociales de la población.

En tal sentido, el Fondo Único Social genera un modelo de intervención destinado a cumplir los objetivos siguientes:

- Apoyar Programas y Proyectos alejados de la concepción asistencialista en el campo social, donde el objetivo humano sean los sectores excluidos de la economía y la sociedad.
- Fortalecer los mecanismos operacionales de captación y movilización de recursos, a objeto de dinamizar el trabajo gubernamental y su relación con la sociedad, activando políticas para la superación de la pobreza.
- Contribuir con la generación de canales de mayor participación de los diversos actores básicos (comunidades, organizaciones civiles, sector privado, entre otros), con un papel sinergizante permanente a la hora de definir las acciones dirigidas a mejorar la calidad de vida de la población.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**153.781.200.000**
Transferencias Para Financiar Gastos Corrientes	151.781.200.000
Del Sector Público	151.781.200.000
Otros Ingresos Corrientes	2.000.000.000
Ingresos de la Propiedad	2.000.000.000
Recursos de Capital	**150.722.860**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.722.860
TOTAL	**153.931.922.860**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**152.162.016.763**
Gastos de Consumo	31.740.290.279
Gastos de Personal	18.727.676.514
Materiales y Suministros	2.477.682.535

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Servicios no Personales	10.384.208.370
Otros Gastos de Instituciones Descentralizadas	150.722.860
Depreciación y Amortización	150.722.860
Otros Gastos Corrientes	120.421.726.484
Transferencias	120.421.726.484
Transferencias Corrientes al Sector Privado	55.394.427.562
Transferencias Corrientes al Sector Público	53.027.298.922
Otras Transferencias	12.000.000.000
Gastos de Capital	**1.619.159.437**
Activos Reales	1.378.490.445
Repuestos y Reparaciones Mayores	159.136.949
Adquisición de Maquinarias y Demás Equipos	1.190.572.906
Otros Activos Reales	28.780.590
Activos Intangibles	240.668.992
Aplicaciones Financieras	**150.746.660**
Activos Financieros	150.746.660
Incremento de Caja y Bancos	150.746.660
TOTAL	**153.931.922.860**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programa de Asistencia Social	Bolívar	20.129.552.247
Programa Alimentario Escolar (P. A. E.)	Bolívar	53.027.298.922
Dotaciones de Uniformes Escolares (D. U. E.)	Bolívar	35.264.875.315
FUDECI	Bolívar	350.000.000
Programa Desarrollo Comunitario (P. D. C.)	Bolívar	10.650.000.000
Programa de Atención Integral al Indigente	Bolívar	1.000.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**321**	**7.386.614.186**
Directivo	12	641.140.726
Profesional y Técnico	167	5.193.321.019
Administrativo	56	641.858.015
Obrero	86	910.294.426
TOTAL	**321**	**7.386.614.186**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	56	641.858.015
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	179	5.834.461.745
	TOTAL	**235**	**6.476.319.760**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	26	254.608.660
XII	821.236 - 871.235	20	208.821.600
XIII	871.236 - 921.235	38	417.795.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2	29.069.166
	TOTAL	**86**	**910.294.426**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	4.911.975.121	13.815.701.393		**18.727.676.514**
4.02	1.078.877.246	1.398.805.289		**2.477.682.535**
4.03	3.588.790.220	6.795.418.150		**10.384.208.370**
4.04	436.363.468	1.182.795.969		**1.619.159.437**
4.05			150.746.660	**150.746.660**
4.07		120.421.726.484		**120.421.726.484**
4.08	150.722.860			**150.722.860**
TOTAL	**10.166.728.915**	**143.614.447.285**	**150.746.660**	**153.931.922.860**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Coordinación Superior	10.166.728.915
02	Financiamiento para la Inversión Social	143.614.447.285
99	Partidas no Asignables a Programas	150.746.660
	TOTAL	**153.931.922.860**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	18.727.676.514
4.02	Materiales y Suministros	2.477.682.535
4.03	Servicios no Personales	10.384.208.370
4.04	Activos Reales	1.619.159.437
4.05	Activos Financieros	150.746.660
4.07	Transferencias	120.421.726.484
4.08	Otros Gastos de Instituciones Descentralizadas	150.722.860
	TOTAL	**153.931.922.860**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**153.781.200.000**
Transferencias Para Financiar Gastos Corrientes	151.781.200.000
Del Sector Público	151.781.200.000
De la Administración Central	151.781.200.000
Recursos Ordinarios	138.407.830.000
Otras Fuentes de Financiamiento	13.373.370.000
Otros Ingresos Corrientes	2.000.000.000
Ingresos de la Propiedad	2.000.000.000
Intereses por Dinero en Depósito	2.000.000.000
B. Gastos Corrientes	**152.162.016.763**
Gastos de Consumo	31.740.290.279
Gastos de Personal	18.727.676.514
Materiales y Suministros	2.477.682.535
Servicios no Personales	10.384.208.370
Otros Gastos de Instituciones Descentralizadas	150.722.860
Depreciación y Amortización	150.722.860
Otros Gastos Corrientes	120.421.726.484
Transferencias	120.421.726.484
Transferencias Corrientes al Sector Privado	55.394.427.562
Programa de Asistencia Social	20.129.552.247
Programa Dotación de Uniforme Escolar	35.264.875.315
Transferencias Corrientes al Sector Público	53.027.298.922
Programa Alimentario Escolar (P. A. E.)	53.027.298.922
Otras Transferencias	12.000.000.000
FUDECI	350.000.000
Programa de Desarrollo Comunitario (P. D. C.)	10.650.000.000
Programa de Atención Integral al Indigente	1.000.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**1.619.183.237**
II. Cuenta Capital	
A. Recursos de Capital	**1.769.906.097**
Ahorro en la Cuenta Corriente	1.619.183.237
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.722.860
B. Gastos de Capital	**1.619.159.437**
Activos Reales	1.378.490.445
Repuestos y Reparaciones Mayores	159.136.949
Adquisición de Maquinarias y Demás Equipos	1.190.572.906
Otros Activos Reales	28.780.590
Activos Intangibles	240.668.992
C. Resultado Financiero: Superávit / (Déficit)	**150.746.660**
III. Cuenta Financiera	
A. Recursos Financieros	**150.746.660**
Superávit Financiero	150.746.660
B. Aplicaciones Financieras	**150.746.660**
Activos Financieros	150.746.660
Incremento de Caja y Bancos	150.746.660

A0216
Fundación "Pueblo Soberano"

FUNDACIÓN "PUEBLO SOBERANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo del organismo es apoyar y prestar asistencia a los sectores más necesitados del país, para contribuir con el logro de mayores niveles de desarrollo y bienestar, y en consecuencia, elevar la calidad de vida de la población.

El financiamiento del Presupuesto de Gastos de la Fundación Pueblo Soberano para el año 2005, proviene primordialmente de la transferencia corriente de recursos que le asigna el Ejecutivo Nacional.

Los créditos asignados estarán orientados a cumplir con los siguientes objetivos:

- Lograr el recurso humano suficiente, necesario y capacitado, para atender los objetivos de la Fundación.
- Obtener los insumos necesarios para el funcionamiento de la Fundación y dotar las instalaciones con los equipos requeridos.
- Apoyar y prestar asistencia mediante donaciones, a los sectores sociales más necesitados del país, en las siguientes áreas:
    - Económico (ayudas de pasajes, ayudas para cancelación de deudas, apoyo para gastos funerarios).
    - Material de construcción.
    - Educativo (apoyo en pago de matrículas, apoyo de útiles escolares).
    - Médico (apoyo por casos de salud).
    - Medicinas (apoyo de medicinas por tratamiento médico).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**15.170.630.132**
Transferencias Para Financiar Gastos Corrientes	14.970.630.132
Del Sector Público	14.970.630.132
Otros Ingresos Corrientes	200.000.000
Ingresos de la Propiedad	200.000.000
Recursos de Capital	**103.340.316**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	103.340.316
Recursos Financieros	**1.578.085.882**
Activos Financieros	1.578.085.882
Disminución de Caja y Bancos	1.578.085.882
TOTAL	**16.852.056.330**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**16.023.696.671**
Gastos de Consumo	5.465.080.671
Gastos de Personal	3.820.541.963
Materiales y Suministros	842.591.192
Servicios no Personales	698.607.200
Otros Gastos de Instituciones Descentralizadas	103.340.316
Depreciación y Amortización	103.340.316
Otros Gastos Corrientes	10.558.616.000
Transferencias	10.558.616.000
Transferencias Corrientes al Sector Privado	10.520.000.000
Transferencias Corrientes al Sector Público	38.616.000
Gastos de Capital	**828.359.659**
Activos Reales	594.998.400
Adquisición de Maquinarias y Demás Equipos	530.978.400
Otros Activos Reales	64.020.000
Activos Intangibles	233.361.259
TOTAL	**16.852.056.330**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Ayudas Sociales	Donación	3.600

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**103**	**1.337.872.500**
Directivo	9	200.320.500
Profesional y Técnico	56	844.488.000
Administrativo	17	158.448.000
Obrero	21	134.616.000
Personal Contratado	**5**	**56.160.000**
Profesional y Técnico	5	56.160.000
TOTAL	**108**	**1.394.032.500**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	11	92.928.000
X	721.236 - 771.235		
XI	771.236 - 821.235	5	48.240.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	5	56.160.000
XV	971.236 - 1.021.235	3	36.576.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	63	1.025.512.500
	TOTAL	**87**	**1.259.416.500**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	5	28.200.000
V	471.236 - 521.235		
VI	521.236 - 571.235	16	106.416.000
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**21**	**134.616.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	16.852.056.330
	TOTAL	**16.852.056.330**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.820.541.963
4.02	Materiales y Suministros	842.591.192
4.03	Servicios no Personales	698.607.200
4.04	Activos Reales	828.359.659
4.07	Transferencias	10.558.616.000
4.08	Otros Gastos de Instituciones Descentralizadas	103.340.316
	TOTAL	**16.852.056.330**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.170.630.132**
Transferencias Para Financiar Gastos Corrientes	14.970.630.132
Del Sector Público	14.970.630.132
De la Administración Central	13.470.630.132
Recursos Ordinarios	13.470.630.132
De Servicios Autónomos sin Personalidad Jurídica	1.500.000.000
Otros Ingresos Corrientes	200.000.000
Ingresos de la Propiedad	200.000.000
Intereses por Dinero en Depósito	200.000.000
B. Gastos Corrientes	**16.023.696.671**
Gastos de Consumo	5.465.080.671
Gastos de Personal	3.820.541.963
Materiales y Suministros	842.591.192
Servicios no Personales	698.607.200
Otros Gastos de Instituciones Descentralizadas	103.340.316
Depreciación y Amortización	103.340.316
Otros Gastos Corrientes	10.558.616.000
Transferencias	10.558.616.000
Transferencias Corrientes al Sector Privado	10.520.000.000
Donaciones a Personas	10.520.000.000
Transferencias Corrientes al Sector Público	38.616.000
Donaciones a Organismos del Sector Publico	38.616.000
C. Resultado Económico: Ahorro / (Desahorro)	**(853.066.539)**
II. Cuenta Capital	
A. Recursos de Capital	**(749.726.223)**
Desahorro en la Cuenta Corriente	(853.066.539)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	103.340.316
B. Gastos de Capital	**828.359.659**
Activos Reales	594.998.400
Adquisición de Maquinarias y Demás Equipos	530.978.400
Otros Activos Reales	64.020.000
Activos Intangibles	233.361.259
C. Resultado Financiero: Superávit / (Déficit)	**(1.578.085.882)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.578.085.882**
Activos Financieros	1.578.085.882
Disminución de Caja y Bancos	1.578.085.882
B. Aplicaciones Financieras	**1.578.085.882**
Déficit Financiero	1.578.085.882

A0302

Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)

FUNDACIÓN DE CAPACITACIÓN E INNOVACIÓN PARA EL DESARROLLO RURAL (CIARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA), es un organismo tutelado por el Ministerio para la Economía Popular, cuya misión fundamental es facilitar la generación de capacidades en las familias rurales para que sean protagonistas de su propio desarrollo. El ente tiene por objeto promover, ejecutar y financiar programas de capacitación para el desarrollo agroproductivo, orientado fundamentalmente a productores agrícolas y sus familias, con la finalidad de impulsar el crecimiento y mejorar las condiciones de vida en el ámbito rural, de manera tal de contribuir con la reducción de los desequilibrios existentes en lo urbano – rural, incorporando a las poblaciones rurales en el proceso de contribución de un país que demanda relaciones armónicas y equitativas en lo socio-económico y lo ambiental.

El Ente para la ejecución de los programas dirigidos al desarrollo rural del país, tiene un presupuesto de gastos que asciende a Bs. 43.344,6 millones y para su financiamiento cuenta con recursos provenientes del Ministerio para la Economía Popular por Bs. 42.528,3 millones, de los cuales Bs. 29.295,2 millones son para cubrir gastos corrientes y Bs. 13.233,1 millones para gastos de capital; recursos propios por Bs. 285,6 millones, incremento de la depreciación y amortización acumulada, previsiones y otras reservas por Bs. 480,0 millones y recursos financieros por Bs. 50,7 millones, producto de la disminución de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**29.580.815.607**
Transferencias para Financiar Gastos Corrientes	29.295.215.607
Del Sector Público	29.295.215.607
Ingresos por Actividades Propias	285.600.000
Venta de Servicios	285.600.000
Recursos de Capital	**13.713.140.746**
Transferencias para Financiar Gastos de Capital	13.233.140.746
Del Sector Público	13.233.140.746
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	480.000.000
Recursos Financieros	**50.674.001**
Activos Financieros	50.674.001
Disminución de Caja y Bancos	50.674.001
TOTAL	**43.344.630.354**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**29.833.489.607**
Gastos de Consumo	24.316.930.147
Gastos de Personal	6.972.825.706
Materiales y Suministros	1.209.133.241
Servicios no Personales	15.654.971.200
Otros Gastos de Instituciones Descentralizadas	480.000.000
Depreciación y Amortización	480.000.000
Otros Gastos Corrientes	5.516.559.460
Transferencias	5.516.559.460
Transferencias Corrientes al Sector Privado	111.819.460
Transferencias Corrientes al Sector Público	5.404.740.000
Gastos de Capital	**13.411.140.747**
Activos Reales	5.709.262.204
Adquisición de Maquinarias y Demás Equipos	1.292.076.013
Otros Activos Reales	4.417.186.191
Gastos Capitalizables	7.701.878.543
Gastos de Personal	104.694.781
Servicios no Personales	5.965.839.162
Transferencias	1.631.344.600
Aplicaciones Financieras	**100.000.000**
Activos Financieros	100.000.000
Concesión de Préstamos	100.000.000
Total	**43.344.630.354**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Capacitación en Liderazgo (Escuela de Lideres)	Participante	320
Capacitación Especializada en Cadenas Agroproductivas	Evento	24
Contratación de Extensionistas	Beneficiario	4.800
Estudios de Preinversión de Microempresas	Microempresa	20
Asistencia Técnica a Microempresas	Microempresa	30
Contratación Promotores Financieros	Organización	14
Contratación de Especialistas a Nivel Central	Especialistas	2
Extensionistas Operativos	Extensionista	310
Ejecución de Proyectos	Proyecto	440

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Difusión de Tecnologías	Tecnología	722
Familias Atendidas por el Programa	Familia	21.500
Investigaciones	Investigación	1
Capacitación a Socios y Directivos de las Ace's	Curso	4
Comunidades a Atender	Comunidad	1.500
Cajas Rurales Constituidas	Caja Rural	138
Atención a Estados	Estado	8
Atención a Municipios	Municipio	37
Atención a Comunidades	Comunidad	779
Familias Sinceradas	Familia	20.000
Cajas Rurales en Formación	Caja Rural	155
Atención a Organizaciones Socio Comunitarias	Organización	640
Contratos Consultores Especializados	Contrato	32
Obras de Infraestructura Social	Obra	4
Proyectos de Acciones de Genero	Proyecto	10
Estudios de Determinación de la Carga Animal de la Pradera	Estudio	14
Visitas de Asistencia Técnica a Microempresas no Agrícolas	Visita	3.190
Asistencia Técnica Contable y de Gestión	Asistencia Técnica	768
Obras Productivas en Fincas	Obra	180
Videos y Material Audiovisual	Video	10

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**12**	**178.251.420**
Directivo	5	114.378.583
Profesional y Técnico	3	38.039.357
Administrativo	4	25.833.480
Personal Contratado	**216**	**2.647.914.252**
Profesional y Técnico	216	2.647.914.252
TOTAL	**228**	**2.826.165.672**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	24	87.812.569
II	321.236 - 371.235	4	16.223.256
III	371.236 - 421.235	11	55.017.273
IV	421.236 - 471.235	22	118.712.628
V	471.236 - 521.235	1	5.780.520
VI	521.236 - 571.235	8	53.051.148
VII	571.236 - 621.235	3	22.038.984
VIII	621.236 - 671.235	1	7.828.260
IX	671.236 - 721.235	6	50.629.114
X	721.236 - 771.235	3	26.547.660
XI	771.236 - 821.235	1	9.580.032
XII	821.236 - 871.235	8	82.147.385
XIII	871.236 - 921.235	8	86.083.406
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	12	140.251.680
XVI	1.021.236 - 1.071.235	3	37.404.636
XVII	1.071.236 - MAS	113	2.027.057.121
	TOTAL	**228**	**2.826.165.672**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**5**	**95.748.462**
Jubilado	4	87.135.328
Pensionado	1	8.613.134
TOTAL	**5**	**95.748.462**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	04	05	07	08	09
4.01	1.678.650.733	1.338.236.422	724.478.637	1.333.366.374	685.797.097	
4.02	60.000.000	130.000.000	50.000.000	670.478.008	185.513.247	
4.03	230.000.000	4.213.437.252	1.490.949.494	3.277.295.326	2.674.114.600	5.140.000.000
4.04	40.000.000	100.000.000		5.236.616.204	238.000.000	
4.05				100.000.000		
4.07	95.748.462			1.647.415.598	5.404.740.000	
4.08						
TOTAL	**2.104.399.195**	**5.781.673.674**	**2.265.428.131**	**12.265.171.510**	**9.188.164.944**	**5.140.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS (Continuación)

Código	10	99			TOTAL
4.01	1.316.991.224				**7.077.520.487**
4.02	113.141.986				**1.209.133.241**
4.03	4.595.013.690				**21.620.810.362**
4.04	94.646.000				**5.709.262.204**
4.05					**100.000.000**
4.07					**7.147.904.060**
4.08		480.000.000			**480.000.000**
TOTAL	**6.119.792.900**	**480.000.000**			**43.344.630.354**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Ciara Funcionamiento	2.104.399.195
04	Extensión Agrícola	5.781.673.674
05	Prodecop	2.265.428.131
07	Prosalafa	12.265.171.510
08	Cuba-Venezuela	9.188.164.944
09	Pesa	5.140.000.000
10	Barlovento	6.119.792.900
99	Partidas no Asignables a Programas	480.000.000
	TOTAL	**43.344.630.354**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	7.077.520.487
4.02	Materiales y Suministros	1.209.133.241
4.03	Servicios no Personales	21.620.810.362
4.04	Activos Reales	5.709.262.204
4.05	Activos Financieros	100.000.000
4.07	Transferencias	7.147.904.060
4.08	Otros Gastos de Instituciones Descentralizadas	480.000.000
	TOTAL	**43.344.630.354**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**29.580.815.607**
Transferencias para Financiar Gastos Corrientes	29.295.215.607
Del Sector Público	29.295.215.607
Ministerio para la Economía Popular	29.295.215.607
Recursos Ordinarios	23.761.464.944
.Convenio de Cooperación	9.188.164.944
.Otros Gastos	14.573.300.000
Programas y Proyectos	5.533.750.663
.Proyecto de Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	1.044.990.429
.Proyecto de Desarrollo Sostenible para las Zonas Semiáridas de los Edos. Lara y Falcón, Segunda Fase (PROSALAFA II)	4.488.760.234
Ingresos por Actividades Propias	285.600.000
Venta de Servicios	285.600.000
Arrendamiento Local	285.600.000
B. Gastos Corrientes	**29.833.489.607**
Gastos de Consumo	24.316.930.147
Gastos de Personal	6.972.825.706
Materiales y Suministros	1.209.133.241
Servicios no Personales	15.654.971.200
Otros Gastos de Instituciones Descentralizadas	480.000.000
Depreciación y Amortización	480.000.000
Otros Gastos Corrientes	5.516.559.460
Transferencias	5.516.559.460
Transferencias Corrientes al Sector Privado	111.819.460
Pequeños Productores	16.070.998
Jubilados y Pensionados	95.748.462
Transferencias Corrientes al Sector Público	5.404.740.000
Banco de la Agricultura en Cuba	5.404.740.000
C. Resultado Económico : Ahorro/(Desahorro)	**(252.674.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**13.460.466.746**
Desahorro en la Cuenta Corriente	(252.674.000)
Transferencias para Financiar Gastos de Capital	13.233.140.746
Del Sector Público	13.233.140.746
Ministerio para la Economía Popular	13.233.140.746
Recursos Ordinarios	3.421.700.000
Programas y Proyectos	9.811.440.746
.Proyecto de Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	3.931.154.471
.Proyecto de Desarrollo Sostenible para las Zonas Semiáridas de los Edos. Lara y Falcón, Segunda Fase (PROSALAFA II)	5.880.286.275
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	480.000.000
B. Gastos de Capital	**13.411.140.747**
Activos Reales	5.709.262.204
Adquisición de Maquinarias y Demás Equipos	1.292.076.013
Otros Activos Reales	4.417.186.191
Gastos Capitalizables	7.701.878.543
Gastos de Personal	104.694.781
Servicios no Personales	5.965.839.162
Transferencias	1.631.344.600
C. Resultado Financiero : Superávit / (Déficit)	**49.325.999**
III. Cuenta Financiera	
A. Recursos Financieros	**100.000.000**
Activos Financieros	50.674.001
Disminución de Caja y Bancos	50.674.001
Superávit Financiero	49.325.999
B. Aplicaciones Financieras	**100.000.000**
Activos Financieros	100.000.000
Concesión de Préstamos	100.000.000

A0842
Fondo de Desarrollo Microfinanciero
(FONDEMI)

FONDO DE DESARROLLO MICROFINANCIERO (FONDEMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Fondo de Desarrollo Microfinanciero es un instituto autónomo que tiene como objetivo fundamental apoyar las políticas de fomento, desarrollo y fortalecimiento del sistema microfinanciero, mediante el otorgamiento de créditos a las comunidades populares y autogestionarias, las empresas familiares, las personas naturales auto empleadas o desempleadas y cualesquiera otras formas de asociación comunitaria para el trabajo, a través de los Entes de Ejecución (Entidades Financieras de Primer Piso No Bancarias), que servirán como intermediarios entre el Fondo y los beneficiarios directos. Asimismo, el fondo se propone capacitar a los entes ejecutores para que éstos a su vez presten asistencia técnica y apoyo psico-social y humano a estos grupos emergentes e incorporarlos al mercado en mejores condiciones de competitividad y lograr su sostenibilidad financiera.

FONDEMI, para el año 2005 espera conceder préstamos por Bs. 16.956,6 millones, con una tasa de interés preferencial del 12%, y plazos que oscilan entre 12 y 36 meses. Asimismo, programa la recuperación de créditos por Bs. 3.856,6 millones.

El presupuesto de gastos asciende a Bs. 32.193,8 millones, que será financiado con los siguientes recursos: ingresos propios por Bs. 2.662,7 millones, transferencias corriente y de capital del Ministerio para la Economía Popular por Bs. 8.500,0 millones, incremento de la depreciación y amortización acumulada, previsiones y otras reservas por Bs. 4.174,4 millones, y recursos financieros por Bs. 16.856,6 millones, de los cuales 3.856,6 corresponden a recuperación de préstamos y Bs. 13.000,0 millones al aporte del Ministerio para la Economía Popular, que se destinará a la concesión de préstamos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**10.927.708.970**
Ingresos de Operación	694.956.970
Ingresos Financieros	694.956.970
Ingresos de Ajenos a la Operación	1.967.752.000
Ingresos de la Propiedad	1.967.752.000
Transferencias	8.265.000.000
Del Sector Público	8.265.000.000
Recursos de Capital	**4.409.430.556**
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.174.430.556
Transferencias Para Financiar Gastos de Capital	235.000.000
Sector Público	235.000.000
Recursos Financieros	**16.856.641.418**
Activos Financieros	3.856.641.418
Recuperación de Préstamos	3.856.641.418
Incremento de Patrimonio	13.000.000.000
TOTAL	**32.193.780.944**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**14.108.912.055**
Gastos de Operación	14.108.912.055
Gastos de Personal	3.510.139.933
Materiales y Suministros	954.950.000
Servicios no Personales	5.469.391.566
Otros Gastos de Instituciones Descentralizadas	4.174.430.556
Depreciación y Amortización	109.200.000
Pérdidas Ajenas a la Operación	4.065.230.556
Gastos de Capital	**852.000.000**
Activos Reales	852.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	732.000.000
Activos Intangibles	120.000.000
Aplicaciones Financieras	**17.232.868.889**
Activos Financieros	17.232.868.889
Inversión Financiera	16.956.641.418
Concesión de Préstamos	16.956.641.418
Otras Aplicaciones Financieras	276.227.471
Incremento de Caja y Bancos	276.227.471
TOTAL	**32.193.780.944**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Concesión de Créditos	Millones de Bs.	16.956,6
Recuperación de Créditos	Millones de Bs.	3.856,6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**77**	**1.254.399.566**
Directivo	14	495.788.321
Profesional y Técnico	48	644.177.292
Administrativo	15	114.433.953
Personal Contratado	**15**	**184.900.164**
Profesional y Técnico	6	144.000.000
Obrero	9	40.900.164
TOTAL	**92**	**1.439.299.730**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	2	12.787.851
VII	571.236 - 621.235		
VIII	621.236 - 671.235	13	101.646.102
IX	671.236 - 721.235		
X	721.236 - 771.235	6	53.996.786
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	11	123.442.650
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	51	1.106.526.177
	TOTAL	**83**	**1.398.399.566**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	7	30.130.884
III	371.236 - 421.235		
IV	421.236 - 471.235	2	10.769.280
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**9**	**40.900.164**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación Financiera	32.193.780.944
	TOTAL	**32.193.780.944**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.510.139.933
4.02	Materiales y Suministros	954.950.000
4.03	Servicios no Personales	5.469.391.566
4.04	Activos Reales	852.000.000
4.05	Activos Financieros	17.232.868.889
4.08	Otros Gastos de Instituciones Descentralizadas	4.174.430.556
	TOTAL	**32.193.780.944**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.927.708.970**
Ingresos de Operación	694.956.970
Ingresos Financieros	694.956.970
Intereses por Cartera de Crédito	694.956.970
Ingresos de Ajenos a la Operación	1.967.752.000
Ingresos de la Propiedad	1.967.752.000
Intereses por Inversiones Temporales (Fideicomiso)	1.967.752.000
Transferencias	8.265.000.000
Del Sector Público	8.265.000.000
Ministerio para la Economía Popular	8.265.000.000
Recursos Ordinarios	8.265.000.000
B. Gastos Corrientes	**14.108.912.055**
Gastos de Operación	14.108.912.055
Gastos de Personal	3.510.139.933
Materiales y Suministros	954.950.000
Servicios no Personales	5.469.391.566
Otros Gastos de Instituciones Descentralizadas	4.174.430.556
Depreciación y Amortización	109.200.000
Pérdidas Ajenas a la Operación	4.065.230.556
Provisión Cuentas Incobrables	4.065.230.556
C. Resultado Económico : Ahorro / (Desahorro)	**(3.181.203.085)**
II. Cuenta de Capital	
A. Recursos de Capital	**1.228.227.471**
Desahorro en la Cuenta Corriente	(3.181.203.085)
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.174.430.556
Transferencias Para Financiar Gastos de Capital	235.000.000
Sector Público	235.000.000
Ministerio para la Economía Popular	235.000.000
Recursos Ordinarios	235.000.000
B. Gastos de Capital	**852.000.000**
Activos Reales	852.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	732.000.000
Activos Intangibles	120.000.000
C. Resultado Financiero : Superávit / (Déficit)	**376.227.471**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**17.232.868.889**
Activos Financieros	3.856.641.418
Recuperación de Préstamos	3.856.641.418
Incremento de Patrimonio	13.000.000.000
Aporte del Ejecutivo Nacional	13.000.000.000
Ministerio para la Economía Popular	13.000.000.000
Recursos Ordinarios	13.000.000.000
Superávit Financiero	376.227.471
B. Aplicaciones Financieras	**17.232.868.889**
Activos Financieros	17.232.868.889
Inversión Financiera	16.956.641.418
Concesión de Préstamos	16.956.641.418
Otras Aplicaciones Financieras	276.227.471
Incremento de Caja y Bancos	276.227.471

A0933
Instituto Nacional de Desarrollo Rural (INDER)

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Desarrollo Rural (INDER), tiene por objetivo contribuir con el desarrollo rural integral del sector agrícola, en materia de infraestructura, capacitación y extensión, y le corresponde fomentar, coordinar y ejecutar planes, políticas y programas nacionales orientadas a la consecución de sus objetivos. En tal sentido, el INDER ha establecido las siguientes metas: levantamiento planimétrico en 5.833 has., servicio de riego y drenaje en 337.600 has., 7 inspecciones de obras, 6 estudios y proyectos y 32 cursos de adiestramiento.

El presupuesto para el ejercicio fiscal 2005 asciende a Bs. 231.936,2 millones y será financiado de la siguiente forma: Bs. 231.677,9 millones con transferencias del Ministerio para la Economía Popular, correspondiendo Bs. 17.326,7 para gastos corrientes y Bs. 214.351,2 para gastos de capital, Bs. 250,8 millones con ingresos propios y Bs. 7,5 millones con el incremento de la depreciación y amortización acumulada , previsiones y otras reservas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**17.577.500.000**
Transferencias para Financiar Gastos Corrientes	17.326.700.000
Del Sector Público	17.326.700.000
Ingresos Corrientes Propios	250.800.000
Venta de Servicios	250.800.000
Recursos de Capital	**214.358.733.974**
Transferencias para Financiar Gastos de Capital	214.351.233.974
Sector Público	214.351.233.974
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.500.000
TOTAL	**231.936.233.974**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**17.507.500.000**
Gastos de Consumo	17.507.500.000
Gastos de Personal	3.000.000.000
Materiales y Suministros	9.500.000.000
Servicios No Personales	5.000.000.000
Otros Gastos de Instituciones Descentralizadas	7.500.000
Depreciación y Amortización	7.500.000
Gastos de Capital	**214.428.733.974**
Activos Reales	214.428.733.974
Repuestos y Reparaciones Mayores	115.600.000
Estudios y Proyectos Para Inversión en Activo Fijo	7.012.217.317
Conservaciones Ampliaciones y Mejoras	122.143.017.163
Otros Activos Reales	85.157.899.494
Total	**231.936.233.974**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Levantamientos Planimétricos	Ha	5.833
Estudios y Proyectos	Estudio	6
Inspecciones de Obras	Inspección	7
Servicios de Riego y Drenajes	Ha	337.600
Adiestramiento	Curso	32

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	58	911.460.000
Directivo	20	483.120.000
Profesional y Técnico	27	370.260.000
Administrativo	11	58.080.000
Personal Contratado	12	144.000.000
Profesional y Técnico	12	144.000.000
TOTAL	**70**	**1.055.460.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	7	33.600.000
IV	421.236 - 471.235		
V	471.236 - 521.235	4	24.480.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	6	46.800.000
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	6	56.160.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	12	144.000.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	35	750.420.000
	TOTAL	**70**	**1.055.460.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	1.500.000.000	500.000.000	1.000.000.000		**3.000.000.000**
4.02	500.000.000	9.000.000.000			**9.500.000.000**
4.03	1.250.000.000	1.250.000.000	2.500.000.000		**5.000.000.000**
4.04	115.600.000	214.313.133.974			**214.428.733.974**
4.08				7.500.000	**7.500.000**
TOTAL	**3.365.600.000**	**225.063.133.974**	**3.500.000.000**	**7.500.000**	**231.936.233.974**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	3.365.600.000
02	Infraestructura Agrícola	225.063.133.974
03	Capacitación y Extensión Agrícola	3.500.000.000
99	Partidas no Asignables a Programas	7.500.000
	TOTAL	**231.936.233.974**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.000.000.000
4.02	Materiales y Suministros	9.500.000.000
4.03	Servicios No Personales	5.000.000.000
4.04	Activos Reales	214.428.733.974
4.08	Otros Gastos de Instituciones Descentralizadas	7.500.000
	TOTAL	**231.936.233.974**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.577.500.000**
Transferencias para Financiar Gastos Corrientes	17.326.700.000
Del Sector Público	17.326.700.000
Ministerio para la Economía Popular	17.326.700.000
Recursos Ordinarios	17.326.700.000
Otros Ingresos Corrientes	250.800.000
Ingresos de la Propiedad	250.800.000
Intereses por Dinero en Depósitos	250.800.000
B. Gastos Corrientes	**17.507.500.000**
Gastos de Consumo	17.507.500.000
Gastos de Personal	3.000.000.000
Materiales y Suministros	9.500.000.000
Servicios no Personales	5.000.000.000
Otros Gastos de Instituciones Descentralizadas	7.500.000
Depreciación y Amortización	7.500.000
C. Resultado Económico : Ahorro / (Desahorro)	**70.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**214.428.733.974**
Ahorro en la Cuenta Corriente	70.000.000
Transferencias para Financiar Gastos de Capital	214.351.233.974
Sector Público	214.351.233.974
Ministerio para la Economía Popular	214.351.233.974
-Recursos Ordinarios	6.110.135.056
.Convenio de Cooperación	6.110.135.056
-Programas y Proyectos	182.214.441.450
.Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo	18.481.266.700
.Construcción de Sistemas de Riego en Fundos Zamoranos	29.741.663.800
.Sistema de Riego Río Tiznado, Edo. Guárico	3.791.165.950
.Construcción de Grandes y Medianos Sistemas de Riego	129.000.000.000
.Rehabilitación Sistema de Riego Río Guárico	1.200.345.000
-Otras Fuentes de Financiamiento	26.026.657.468
.Convenio de Cooperación	26.026.657.468
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	7.500.000
B. Gastos de Capital	**214.428.733.974**
Activos Reales	214.428.733.974
Repuestos y Reparaciones Mayores	115.600.000
Estudios y Proyectos Para Inversión en Activo Fijo	7.012.217.317
Conservaciones Ampliaciones y Mejoras	122.143.017.163
Otros Activos Reales	85.157.899.494
C. Resultado Financiero : Equilibrado	

41
Ministerio de Alimentación

A0934
Corporación Venezolana Agraria (CVA)

CORPORACIÓN VENEZOLANA AGRARIA (CVA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación Venezolana Agraria tiene por objeto desarrollar, coordinar y supervisar las actividades empresariales del Estado para el desarrollo del sector agrario. En este sentido, el ente tiene previsto realizar inversiones de capital en empresas procesadoras, empaquetadoras y beneficiadoras de diferentes productos agrícolas, avícolas, frutícolas y cárnicos.

Para el Ejercicio Fiscal 2005 el presupuesto de gastos asciende a Bs. 42.350,5 millones y será financiado con ingresos propios por Bs. 148,0 millones, incremento de la depreciación y amortización acumulada Bs. 331,0 millones y el aporte del Ministerio de Alimentación por Bs. 5.153,4 millones para gastos de funcionamiento y Bs. 36.718,1 millones para gastos de capital, de los cuales Bs. 24.390,7 millones corresponden a la Ley de Endeudamiento.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.301.445.200**
Transferencias Para Financiar Gastos Corrientes	5.153.445.200
Del Sector Público	5.153.445.200
Otros Ingresos Corrientes	148.000.000
Ingresos de la Propiedad	148.000.000
Recursos de Capital	**37.049.060.828**
Transferencias Para Financiar Gastos de Capital	36.718.060.828
Del Sector Público	12.327.315.650
Recursos Provenientes de la Ley de Endeudamiento	24.390.745.178
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	331.000.000
TOTAL	**42.350.506.028**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.213.680.283**
Gastos de Consumo	4.560.235.083
Gastos de Personal	3.041.535.083
Materiales y Suministros	132.900.000
Servicios no Personales	1.054.800.000
Otros Gastos de Instituciones Descentralizadas	331.000.000
Depreciación y Amortización	331.000.000
Otros Gastos Corrientes	653.445.200
Transferencias	653.445.200
Otras Transferencias	653.445.200
Gastos de Capital	**10.767.015.650**
Activos Reales	2.135.000.000
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y Demás Equipos	130.000.000
Activos Intangibles	2.000.000.000
Gastos Capitalizables	8.632.015.650
Transferencias	8.632.015.650
Convenio de Cooperación	8.632.015.650
Aplicaciones Financieras	**26.369.810.095**
Activos Financieros	26.369.810.095
Incremento de Caja y Bancos	1.979.064.917
Adquisición de Inversiones Financieras	24.390.745.178
TOTAL	**42.350.506.028**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Estudios de Inversión de las Empresas Adscritas	Proyecto	62
Constitución y Registro de las Empresas Adscritas	Registro de Empresa	8
Instalación de Plantas Productora de Aceite y Grasas	Planta Instalada	2
Instalación de Plantas de Alimentos Balanceados para Animales	Planta Instalada	3
Instalación de Plantas Procesadora de Leche	Planta Instalada	1
Instalación de Planta Productora de Harina Precosida de Maíz	Planta Instalada	1
Instalación de Plantas Productoras de Semillas Cerificadas	Planta Instalada	3
Reactivación de Centrales de Beneficio de Café	Central Reactivada	10

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Reactivación de Torrefactoras de Café	Torrefactora	3
Instalación de Centros de Recría Propiedad del Estado	Centro de Recría	3
Instalación de Plantas Productoras de Pastas y Harina de Trigo	Planta	2
Instalación de Granjas Reproductoras Avícolas	Granja Reproductora	2
Instalación de Incubadoras Avícolas	Incubadora Avícola	3
Instalación de Plantas de Beneficio Avícola	Planta	3
Instalación de Mataderos Semi Industriales	Matadero	3
Instalación de Centros de Control Biológico	Centro de Control Biológico	4
Instalación de Plantas Productoras de Abono Orgánico	Planta Instalada	3
Instalación de Plantas Procesadoras de Productos Cárnicos	Planta Instalada	2
Creación de la Empresas de Cereales y Oleaginosas	Empresa	4
Creación de la Empresa Procesadora de Café	Empresa	1
Creación de la Empresa de Servicios CVA	Empresa	1
Creación de la Empresa de Fomento Pecuario	Empresa	1
Creación de Fomento Vegetal	Empresa	1
Creación de Industrias Azucareras	Empresa	1
Servicios de Gestión Corporativas a las Empresas Adscritas	Empresa	1
Creación de Procesamiento Cárnico	Empresa	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**62**	**1.476.257.494**
Directivo	11	513.645.187
Profesional y Técnico	23	711.558.691
Administrativo	18	191.231.280
Obrero	10	59.822.336
TOTAL	**62**	**1.476.257.494**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	15.980.000
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	7	76.018.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	2	25.400.000
XVII	1.071.236 - MAS	41	1.299.037.158
	TOTAL	**52**	**1.416.435.158**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	10	59.822.336
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**59.822.336**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	TOTAL
4.01	2.010.496.384	1.031.038.699	**3.041.535.083**
4.02	132.900.000		**132.900.000**
4.03	1.054.800.000		**1.054.800.000**
4.04	2.135.000.000		**2.135.000.000**
4.05	1.979.064.917	24.390.745.178	**26.369.810.095**
4.07	9.285.460.850		**9.285.460.850**
4.08	331.000.000		**331.000.000**
TOTAL	**16.928.722.151**	**25.421.783.877**	**42.350.506.028**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior y Servicios de Apoyo	16.928.722.151
02	Fomento y Seguimiento Empresarial	25.421.783.877
	TOTAL	**42.350.506.028**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.041.535.083
4.02	Materiales y Suministros	132.900.000
4.03	Servicios no Personales	1.054.800.000
4.04	Activos Reales	2.135.000.000
4.05	Activos Financieros	26.369.810.095
4.07	Transferencias	9.285.460.850
4.08	Otros Gastos de Instituciones Descentralizadas	331.000.000
	TOTAL	**42.350.506.028**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.301.445.200**
Transferencias Para Financiar Gastos Corrientes	5.153.445.200
Del Sector Público	5.153.445.200
Ministerio de Alimentación	5.153.445.200
Recursos Ordinarios	5.153.445.200
.Convenio de Cooperación	653.445.200
.Otros Gastos	4.500.000.000
Otros Ingresos Corrientes	148.000.000
Ingresos de la Propiedad	148.000.000
Intereses por Dinero en Depósitos	148.000.000
B. Gastos Corrientes	**5.213.680.283**
Gastos de Consumo	4.560.235.083
Gastos de Personal	3.041.535.083
Materiales y Suministros	132.900.000
Servicios no Personales	1.054.800.000
Otros Gastos de Instituciones Descentralizadas	331.000.000
Depreciación y Amortización	331.000.000
Otros Gastos Corrientes	653.445.200
Transferencias	653.445.200
Otras Transferencias	653.445.200
Convenio de Cooperación	653.445.200
C. Resultado Económico : Ahorro/(Desahorro)	**87.764.917**
II. Cuenta Capital	
A. Recursos de Capital	**37.136.825.745**
Ahorro en la Cuenta Corriente	87.764.917
Transferencias para Financiar Gastos de Capital	36.718.060.828
Del Sector Público	36.718.060.828
Ministerio de Alimentación	36.718.060.828
-Recursos Ordinarios	10.745.654.800
.Convenio de Cooperación	7.050.354.800
.Otros Gastos	3.695.300.000
-Otras Fuentes de Financiamiento	1.581.660.850
.Convenio de Cooperación	1.581.660.850
-Programas y Proyectos	24.390.745.178
.Instalación de Plantas Procesadoras de Maíz	6.716.999.771
.Instalación de Plantas Procesadoras de Productos Lácteos	3.359.375.000
.Instalación y Recuperación de las Plantas Empaquetadoras y Frutícolas	570.546.000
.Construcción e Implementación de tres (3) Plantas de Alimentos Balanceados para Animales (ABA)	764.667.187
.Construcción e Implementación de dos (2) Plantas Productoras de Aceites y Grasas	495.494.518

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
.Construcción e Implementación de tres (3) Plantas Procesadoras de Semillas Certificadas	406.364.062
.Reactivación de diez (10) Centrales de Beneficio de Café	281.084.374
.Reactivación de tres (3) Plantas Torrefactoras de Café	145.823.648
.Construcción e Implementación de tres (3) Centros de Recría	572.343.750
.Construcción e Implementación de dos (2) Plantas Procesadoras de Pastas Alimenticias	445.156.249
.Construcción e Implementación de dos (2) Plantas Beneficiadoras de Arroz	572.343.750
.Construcción e Implementación de tres (3) Granjas Reproductoras Avícolas	305.250.000
.Construcción e Implementación de tres (3) Incubadoras Avícolas	476.953.125
.Construcción e Implementación de tres (3) Plantas de Beneficio Avícolas	763.125.000
.Construcción e Implementación de cuatro (4) Mataderos Semi-Industriales	406.999.999
.Construcción e Implementación de tres (3) Centros de Producción de Controladores Biológicos	114.468.750
.Construcción e Implementación de dos (2) Plantas Productoras de Abono Orgánico	95.390.625
.Creación de una Empresa de Servicios	1.030.234.370
.Construcción e Implementación de cuatro (4) Plantas Procesadoras de Productos Cárnicos	763.125.000
.Central Azucarero Bolivariano Río Cojedes	6.105.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	331.000.000
B. Gastos de Capital	**10.767.015.650**
Activos Reales	2.135.000.000
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y Demás Equipos	130.000.000
Activos Intangibles	2.000.000.000
Transferencias de Capital	8.632.015.650
Convenio de Cooperación	8.632.015.650
.Recursos Ordinarios	7.050.354.800
.Otras Fuentes de Financiamiento	1.581.660.850
C. Resultado Financiero : Superávit / (Déficit)	**26.369.810.095**
III. Cuenta Financiera	
A. Recursos Financieros	**26.369.810.095**
Superávit Financiero	26.369.810.095
B. Aplicaciones Financieras	**26.369.810.095**
Activos Financieros	26.369.810.095
Incremento de Caja y Bancos	1.979.064.917
Adquisición de Inversiones Financieras	24.390.745.178

Dada, firmada y sellada en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas, a los treinta días del mes de noviembre de dos mil cuatro, Año 194° de la Independencia y 145° de la Federación.

EL PRESIDENTE

FRANCISCO AMELIACH ORTA

PRIMER VICEPRESIDENTE

RICARDO GUTIERREZ

SEGUNDA VICEPRESIDENTA

NOELI POCATERRA

SECRETARIO

EUSTOQUIO CONTRERAS

SUBSECRETARIO

IVAN ZERPA

Palacio de Miraflores, en Caracas a los doce días del mes de diciembre de dos mil cuatro, Año 194° de la Independencia y 145° de la Federación.

Cúmplase
(L.S.)

HUGO CHAVEZ FRIAS

Refrendado
El Vicepresidente Ejecutivo
(L.S.)

JOSE VICENTE RANGEL

Refrendado
El Ministro del Interior y Justicia
(L.S.)

JESSE CHACON ESCAMILLO

Refrendado
El Ministro de Relaciones Exteriores
(L.S.)

ALI RODRÍGUEZ ARAQUE

Refrendado
El Ministro de Finanzas
(L.S.)

NELSON JOSE MERENTES DIAZ

Refrendado
El Ministro de la Defensa
(L.S.)

JORGE LUIS GARCIA CARNEIRO

Refrendado
El Ministro de la Producción y el Comercio
(L.S.)

WILMAR CASTRO SOTELDO

Refrendado
El Ministro de Agricultura y Tierras
(L.S.)

ARNOLDO MARQUEZ

Refrendado
El Ministro de Educación Superior
(L.S.)

SAMUEL REINALDO MONCADA ACOSTA

Refrendado
El Ministro de Educación y Deportes
(L.S.)

ARISTOBULO ISTURIZ ALMEIDA

Refrendado
El Ministro de Salud y Desarrollo Social
(L.S.)

FRANCISCO ARMADA

Refrendado
La Ministra del Trabajo
(L.S.)

MARIA CRISTINA IGLESIAS

Refrendado
El Ministro de Infraestructura
(L.S.)

RAMON ALONZO CARRIZALES RENGIFO

Refrendado
El Ministro de Energía y Minas
(L.S.)

RAFAEL DARIO RAMÍREZ CARREÑO

Refrendado
La Ministra del Ambiente
y de los Recursos Naturales
(L.S.)

ANA ELISA OSORIO GRANADO

Refrendado
El Ministro de Planificación y Desarrollo
(L.S.)

JORGE GIORDANI

Refrendado
La Ministra de Ciencia y Tecnología
(L.S.)

MARLENE YADIRA CORDOVA

Refrendado
El Ministro de Comunicación e Información
(L.S.)

ANDRES IZARRA

Refrendado
El Ministro de Alimentación
(L.S.)

RAFAEL JOSÉ OROPEZA

Refrendado
El Ministro para la Economía Popular
(L.S.)

ELIAS JAUA MILANO

Refrendado
El Ministro de Estado para la Coordinación
y Control de las Zonas Especiales de
Desarrollo Sustentable
(L.S.)

JOSE FRANCISCO NATERA MARTÍNEZ

Refrendado
El Ministro de Estado
para la Cultura
(L.S.)

FRANCISCO DE ASIS SESTO NOVAS

Refrendado
El Ministro de Estado
para la Vivienda y Hábitat
(L.S.)

JULIO AUGUSTO MONTES PRADO

Refrendado
El Ministro de Estado de Financiamiento
para el Desarrollo Endógeno
(L.S.)

NELSON JOSE MERENTES DIAZ

GACETA OFICIAL

DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

DEPOSITO LEGAL p p 76-0002

AÑO CXXXII – MES III N° 5.743 Extraordinario

Caracas, 13 de diciembre de 2004

San Lázaro a Puente Victoria N° 89
CARACAS - VENEZUELA

LEY DEL 22 DE JULIO DE 1941

Art. 11.- LA GACETA OFICIAL, creada por Decreto Ejecutivo del 11 de octubre de 1872, continuará editándose en la Imprenta Nacional con la denominación GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA.

Art. 12.- La GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, se publicará todos los días hábiles, sin perjuicio de que se editen números extraordinarios siempre que fuere necesario; y deberán insertarse en ella sin retardo los actos oficiales que hayan de publicarse.

Parágrafo Unico.- Las ediciones extraordinarias de la GACETA OFICIAL tendrán una numeración especial.

Art. 13.- En la GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, se publicarán los actos de los Poderes Públicos que deberán insertarse y aquéllos cuya inclusión sea considerada conveniente por el Ejecutivo Nacional.

Art. 14.- Las Leyes, Decretos y demás actos oficiales tendrán carácter de públicos por el hecho de aparecer en la GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, cuyos ejemplares tendrán fuerza de documentos públicos.

October 5, 2006

Ms. Audrea Washington
NASD Philadelphia District Office #9A
11 Penn Center
1835 Market Street, 19th Floor
Philadelphia, PA 19103

Re: Advance Notification of Withdrawal of Excess Net Capital for of TBC Securities, LLC Pursuant to SEC Rule 15c3-1(e); CRD #122804, SEC #8-65533

Dear Ms. Washington:

This letter is being written on behalf of Harry J. Devens ("Devens") CRD No. 4006044 and Jeffrey M. McClure ("McClure") CRD No. 2978898, the owners of TBC Securities, LLC CRD No. 122804 ("TBC" or "Firm"). As the Financial and Operations Principal for the Firm, I am notifying the NASD of the Firm's intent to withdrawal excess net capital. TBC currently has a combined account balance of approximately $1,377,000.00 and, as a result, Messrs. Devens and McClure will be withdrawing $1,227,000.00 in excess net capital. Once the capital withdrawal is effected, the Firm will be left with an approximate net capital of greater than $150,000.00. TBC's statutory net capital requirement is $5,000.00 and will have an approximate excess net capital of $145,000.00 after factoring in net capital provisions required in SEC Rule 15c3-1.

This notification is being made in advance pursuant to SEC Rule 15c3-1(e)(1)(i), as the amount to be withdrawn will exceed 30% of the Firm's excess net capital. Messrs. Devens and McClure will effect the withdrawal of capital on Tuesday, October 5, 2006. As a courtesy, copies of the Firm's and its parent company's corporate resolution authorizing the withdrawal of funds has been included with this letter for your review.

The funds are being withdrawn for business purposes and will only be paid out to Messrs. Devens and McClure. No other persons or entities, registered or non-registered, will share in or participate in the capital withdrawal.

Should you have any questions regarding this notification please do not hesitate to contact me.

Regards,

Dante P. Bartoletti
Financial and Operations Principal

Cc: The Securities and Exchange Commission, Washington D.C. ✓
The Securities and Exchange Commission, Northeast Regional Office
Ms. Susan Demando, NASD Member Regulation, Washington, D.C.
Messrs. Harry J. Devens and Jeffrey M. McClure, TBC Securities, LLC

Encl.

THE BEAR COMPANIES II, LLC

RESOLUTION REGARDING DISTRIBUTION OF CAPITAL

WHEREAS TBC Securities, LLC ("TBCS") is a single member LLC; and

WHEREAS The Bear Companies II, LLC ("TBC") is the sole member and 100% owner of TBCS; and

WHEREAS TBCS has recently received revenues in excess of what it needs to fund current operations; therefore

IT IS HEREBY RESOLVED:

THAT TBC cause the amount of $1,227,000.00 be distributed by TBCS to TBC; and

THAT the amount of net capital remaining in TBCS after this distribution will be approximately $150,000.00, which is far in excess of the amount required to satisfy the NASD minimum net capital requirement for TBCS.

SO RESOLVED THIS 5th DAY OF OCTOBER, 2006

Harry J. Devens
President & Chief Operating Officer

TBC SECURITIES, LLC

RESOLUTION REGARDING DISTRIBUTION OF CAPITAL

WHEREAS TBC Securities, LLC ("TBCS") is a single member LLC; and

WHEREAS The Bear Companies II, LLC ("TBC") is the sole member and 100% owner of TBCS; and

WHEREAS TBCS has recently received revenues in excess of what it needs to fund current operations; therefore

IT IS HEREBY RESOLVED:

THAT the amount of $1,227,000.00 be distributed by TBCS to TBC; and

THAT the amount of net capital remaining in TBCS after this distribution will be approximately $150,000.00, which is far in excess of the amount required to satisfy the NASD minimum net capital requirement for TBCS.

SO RESOLVED THIS 5th DAY OF OCTOBER, 2006 BY THE UNDERSIGNED, THE SOLE MEMBER AND 100% OWNER OF TBCS.

THE BEAR COMPANIES II, LLC
Sole Member

By

[signature]
Harry J. Devens
Its President and C.O.O.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**7.500.000.000**
Transferencias Para Financiar Gastos Corrientes	6.000.000.000
Del Sector Público	6.000.000.000
Otros Ingresos Corrientes	1.500.000.000
Otros Ingresos Diversos	1.500.000.000
Recursos de Capital	**45.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	45.000.000
Recursos Financieros	**555.000.000**
Activos Financieros	555.000.000
Disminución de Caja y Bancos	555.000.000
TOTAL	**8.100.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**7.418.304.500**
Gastos de Consumo	7.118.814.018
Gastos de Personal	6.000.000.000
Materiales y Suministros	516.114.018
Servicios no Personales	557.700.000
Otros Gastos de Instituciones Descentralizadas	45.000.000
Depreciación y Amortización	45.000.000
Otros Gastos Corrientes	299.490.482
Transferencias	299.490.482
Transferencias Corrientes al Sector Privado	299.490.482
Gastos de Capital	**81.695.500**
Activos Reales	81.695.500
Repuestos y Reparaciones Mayores	30.000.000
Adquisición de Maquinarias y Demás Equipos	51.695.500
Aplicaciones Financieras	**600.000.000**
Pasivos Financieros	600.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	600.000.000
Disminución de Cuentas y Efectos a Pagar	600.000.000
Total	**8.100.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Propiciar y Fortalecer la Conformación de Agrupaciones de Consumidores a Nivel Nacional	Asociación de Consumidor	200
Realizar Actividades Educativas Dirigidas a Consumidores, Usuarios, Proveedores, Funcionarios, Estudiantes, y Organizaciones de la Sociedad Civil a Nivel Nacional	Taller	107
Diseño, Elaboración y Distribución de Contenidos Educativos Sobre Consumo, Dirigido a Funcionarios, Consumidores y Usuarios	Triptico, Diptico, Folleto, Pagina Web y Presentaciones Power Point	84
Consolidación del Sistema Portal de Denuncias INDECU	Consolidación del Sistema	1
Creación del Centro de Documentación Virtual INDECU	Centro de Documentación Virtual	1
Producción de Material Educativo para ser Transmitido a través del Programa de Radio	Tema de Programa Radial	48
Asesoría Personal o Telefónica Sobre Aspectos de la Ley y Materia de Consumo a Estudiantes, Consumidores, Usuarios, Funcionarios y Asociaciones de Consumidores y de Vecinos del Área Metropolitana de Caracas	Asesoría a Persona	10.160
Atender Denuncias y Reclamos de Consumidores y Usuarios	Denuncia	28.500
Realizar Jornadas de Inspección Rutinarias a Nivel Nacional	Operativo	5.472
Conciliar Controversias Entre Proveedores de Bienes y Servicios, Consumidores y Usuarios	Conciliación en Sala	3.600
Elaborar Planillas de Liquidación de Multas de las Decisiones Sancionatorias	Multa Impuesta	1.200
Realizar Jornadas de Inspección Especiales en Temporada Alta, Semana Santa y Navidad, en el Área Metropolitana	Operativo Especial	3
Realizar Eventos a Nivel Nacional: Encuentros de Coordinadores Regionales, Encuentros de Asociación de Consumidores y Usuarios, Encuentros Zonales, Congreso Nacional de Consumidores y Usuarios, Foro Nacional de Comerciantes y Proveedores	Evento	17
Monitorear Semanalmente el Comportamiento de los Precios de Productos Regulados por el Ejecutivo Nacional	Estudio	52

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**253**	**2.032.015.236**
Directivo	12	258.569.436
Profesional y Técnico	137	1.316.814.459
Administrativo	64	289.312.485
Obrero	40	167.318.856
TOTAL	**253**	**2.032.015.236**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	29	119.055.384
II	321.236 - 371.235	32	155.016.912
III	371.236 - 421.235	23	124.211.712
IV	421.236 - 471.235	1	5.106.156
V	471.236 - 521.235	2	13.046.232
VI	521.236 - 571.235	8	59.141.808
VII	571.236 - 621.235	52	434.284.752
VIII	621.236 - 671.235	10	97.559.340
IX	671.236 - 721.235	5	54.180.588
X	721.236 - 771.235	3	36.498.828
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	15.618.660
XIV	921.236 - 971.235	18	230.224.572
XV	971.236 - 1.021.235	17	262.182.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	12	258.569.436
	TOTAL	**213**	**1.864.696.380**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	33	137.907.060
II	321.236 - 371.235	6	24.454.236
III	371.236 - 421.235	1	4.957.560
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**40**	**167.318.856**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**22**	**119.748.960**
Jubilado	13	72.765.432
Pensionado	9	46.983.528
TOTAL	**22**	**119.748.960**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	3.399.948.013	1.167.593.064	1.432.458.923		**6.000.000.000**
4.02	229.728.946	99.787.309	186.597.763		**516.114.018**
4.03	407.000.000	84.200.000	66.500.000		**557.700.000**
4.04	51.115.500	22.580.000	8.000.000		**81.695.500**
4.06	600.000.000				**600.000.000**
4.07	299.490.482				**299.490.482**
4.08				45.000.000	**45.000.000**
TOTAL	**4.987.282.941**	**1.374.160.373**	**1.693.556.686**	**45.000.000**	**8.100.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Coordinación Superior	4.987.282.941
02	Asesoría y Apoyo Legal al Consumidor	1.374.160.373
03	Promoción, Educación e Información	1.693.556.686
99	Partidas No Asignables a Programas	45.000.000
	TOTAL	**8.100.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.000.000.000
4.02	Materiales y Suministros	516.114.018
4.03	Servicios no Personales	557.700.000
4.04	Activos Reales	81.695.500
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	600.000.000
4.07	Transferencias	299.490.482
4.08	Otros Gastos de Instituciones Descentralizadas	45.000.000
	TOTAL	**8.100.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.500.000.000**
Transferencias Para Financiar Gastos Corrientes	6.000.000.000
Del Sector Público	6.000.000.000
Ministerio de la Producción y el Comercio	6.000.000.000
Recursos Ordinarios	5.350.570.000
Otras Fuentes de Financiamiento	649.430.000
Otros Ingresos Corrientes	1.500.000.000
Otros Ingresos Diversos	1.500.000.000
B. Gastos Corrientes	**7.418.304.500**
Gastos de Consumo	7.118.814.018
Gastos de Personal	6.000.000.000
Materiales y Suministros	516.114.018
Servicios no Personales	557.700.000
Otros Gastos de Instituciones Descentralizadas	45.000.000
Depreciación y Amortización	45.000.000
Otros Gastos Corrientes	299.490.482
Transferencias	299.490.482
Transferencias Corrientes al Sector Privado	299.490.482
Pensiones y Jubilaciones	299.490.482
C. Resultado Económico : Ahorro/(Desahorro)	**81.695.500**
II. Cuenta Capital	
A. Recursos de Capital	**126.695.500**
Ahorro en la Cuenta Corriente	81.695.500
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	45.000.000
B. Gastos de Capital	**81.695.500**
Activos Reales	81.695.500
Repuestos y Reparaciones Mayores	30.000.000
Adquisición de Maquinarias y Demás Equipos	51.695.500
C. Resultado Financiero : Superávit / (Déficit)	**45.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**600.000.000**
Activos Financieros	555.000.000
Disminución de Caja y Bancos	555.000.000
Superávit Financiero	45.000.000
B. Aplicaciones Financieras	**600.000.000**
Pasivos Financieros	600.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	600.000.000
Disminución de Cuentas y Efectos a Pagar	600.000.000

A0205

Servicio Autónomo Nacional de Normalización,
Calidad, Metrología y Reglamentos Técnicos
(SENCAMER)

A0711
Banco Nacional de Ahorro y Préstamo
(BANAP)

BANCO NACIONAL DE AHORRO Y PRÉSTAMO (BANAP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Banco Nacional de Ahorro y Préstamo es un instituto autónomo, con personalidad jurídica y patrimonio propio e independiente de la Hacienda Pública Nacional, adscrito al Ministerio de Infraestructura, a los solos efectos de la tutela administrativa. En concordancia con el Artículo 339 del Decreto N° 1.526 con fuerza de Ley General de Bancos y Otras Instituciones Financieras (G.O. N° 5.555 Extraordinaria del 13 de Noviembre de 2001), le corresponde, la promoción y desarrollo del mercado de valores hipotecarios y la administración y canalización de recursos destinados fundamentalmente al financiamiento de planes y proyectos habitacionales.

Bajo este contexto y cumpliendo con el precepto constitucional de responsabilidad como administrador de los fondos y como parte de su actividad, continuará manejando los principales fondos relacionados con la Ley del Subsistema de Vivienda, como son: Fondo Mutual Habitacional, Fondo de Aportes del Sector Público, Fondo de Garantía (FONGAR), Fondo de Rescate (FONRES), Fondo de Garantía Hipotecaria, así como la administración de otros recursos de procedencia pública y privada.

Las orientaciones utilizadas en la formulación del presupuesto del BANAP para el Ejercicio Fiscal 2005, se sustentan en las líneas generales enmarcadas en el Plan de Desarrollo Económico y Social de la Nación 2001-2007 y en las directrices estratégicas contenidas en el plan operativo anual del Banco para el año 2005, dentro de los cuales se destacan: el desarrollo del Sistema de Financiamiento de Vivienda y su administración, desarrollo del Sistema de Financiamiento Público en función de las necesidades socio-económicas, modernización y fortalecimiento institucional y difusión de información como instrumento estratégico para mejorar las condiciones de vida.

Para el Ejercicio Fiscal 2005 el presupuesto de gastos asciende a Bs. 25.972,7 millones y será financiado con ingresos corrientes por Bs. 23.654,1 millones, incremento de la depreciación y amortización acumulada, previsiones y otras reservas Bs. 1.687,4 millones y recursos financieros por Bs. 631,2 millones provenientes de la venta de títulos y valores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**23.654.092.693**
Ingresos de Operación	23.654.092.693
Ingresos Financieros	2.303.105.326
Otros Ingresos en Operación	21.350.987.367
Recursos de Capital	**1.687.412.844**
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.687.412.844
Recursos Financieros	**631.239.204**
Activos Financieros	631.239.204
Venta de Títulos y Valores	631.239.204
TOTAL	**25.972.744.741**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**22.408.303.411**
Gastos de Operación	21.966.211.683
Gastos de Personal	14.791.091.357
Materiales y Suministros	1.083.120.911
Servicios no Personales	4.395.586.571
Otros Gastos de Instituciones Descentralizadas	1.696.412.844
Depreciación y Amortización	1.687.412.844
Intereses por Operaciones Financieras	9.000.000
Gastos Ajenos a la Operación	442.091.728
Transferencias Corrientes Otorgadas	442.091.728
al Sector Privado	87.107.567
al Sector Público	354.984.161
Gastos de Capital	**3.564.441.330**
Activos Reales	3.564.441.330
Conservación, Ampliaciones y Mejoras	400.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.438.288.830
Otros Activos Reales	1.726.152.500
TOTAL	**25.972.744.741**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Administrar recursos financieros provenientes de los fondos de inversión y garantías	Millones de Bs.	1.302,9
Administrar y canalizar los recursos para el desarrollo de planes habitacionales	Millones de Bs.	695,9
Administrar fondos de inversión bajo la figura de fideicomisos y otros encargos de confianza, permitiendo cubrir las necesidades de nuestros clientes y del mercado fiduciario.	Millones de Bs.	709,9

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**249**	**4.538.707.000**
Directivo	17	889.243.000
Profesional y Técnico	160	2.936.928.000
Administrativo	68	668.258.000
Médico	4	44.278.000
Personal Contratado	**15**	**141.995.000**
Profesional y Técnico	15	141.995.000
TOTAL	**264**	**4.680.702.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	83	810.253.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	4	44.278.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	177	3.826.171.000
	TOTAL	**264**	**4.680.702.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	**40**	**134.136.600**
Jubilado	29	97.249.035
Pensionado	11	36.887.565
TOTAL	**40**	**134.136.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	11.806.030.869	2.985.060.488		**14.791.091.357**
4.02	942.976.297	140.144.614		**1.083.120.911**
4.03	4.391.916.892	3.669.679		**4.395.586.571**
4.04	3.564.441.330			**3.564.441.330**
4.07	442.091.728			**442.091.728**
4.08			1.696.412.844	**1.696.412.844**
TOTAL	**21.147.457.116**	**3.128.874.781**	**1.696.412.844**	**25.972.744.741**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	21.147.457.116
02	Operaciones Bancarias	3.128.874.781
99	Partidas No Asignables a Programas	1.696.412.844
	TOTAL	**25.972.744.741**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	14.791.091.357
4.02	Materiales y Suministros	1.083.120.911
4.03	Servicios no Personales	4.395.586.571
4.04	Activos Reales	3.564.441.330
4.07	Transferencias	442.091.728
4.08	Otros Gastos de Instituciones Descentralizadas	1.696.412.844
	TOTAL	**25.972.744.741**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.654.092.693**
Ingresos de Operación	23.654.092.693
Ingresos Financieros	2.303.105.326
Ingresos por Disponibilidades	48.055.611
Ingresos por Inversiones en Valores	2.255.049.715
Otros Ingresos en Operación	21.350.987.367
Ingresos por Comisiones	21.350.987.367
B. Gastos Corrientes	**22.408.303.411**
Gastos de Operación	21.966.211.683
Gastos de Personal	14.791.091.357
Materiales y Suministros	1.083.120.911
Servicios No Personales	4.395.586.571
Otros Gastos de Instituciones Descentralizadas	1.696.412.844
Depreciación y Amortización	1.687.412.844
Intereses por Operaciones Financieras	9.000.000
Gastos Financieros	9.000.000
Gastos Ajenos a La Operación	442.091.728
Transferencias Corrientes Otorgadas	442.091.728
Al Sector Privado	87.107.567
Transferencias Corrientes al Sector Privado	87.107.567
Al Sector Público	354.984.161
Transferencias Corrientes al Sector Público	354.984.161
C. Resultado Económico : Ahorro / (Desahorro)	**1.245.789.282**
II. Cuenta De Capital	
A. Recursos de Capital	**2.933.202.126**
Ahorro en la Cuenta Corriente	1.245.789.282
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.687.412.844
B. Gastos de Capital	**3.564.441.330**
Activos Reales	3.564.441.330
Conservación, Ampliaciones y Mejoras	400.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.438.288.830
Otros Activos Reales	1.726.152.500
C. Resultado Económico : Superávit / (Déficit)	**(631.239.204)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**631.239.204**
Activos Financieros	631.239.204
Venta de Títulos y Valores	631.239.204
B. Aplicaciones Financieras	**631.239.204**
Déficit Financiero	631.239.204

A0714
Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE LA VIVIENDA (CONAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI), es el Organismo que tiene por finalidad asesorar al Ejecutivo Nacional en la definición de la Política Habitacional del Estado, elaborar el Plan Nacional de Vivienda y los Planes Anuales Habitacionales, que se llevarán a cabo a través de los entes ejecutores públicos y privados en función de las asignaciones presupuestarias del Servicio Autónomo Fondos Integrados de Vivienda (SAFIV) y de otras fuentes disponibles.

El CONAVI tiene a su cargo organizar y prestar asistencia técnica habitacional a los diferentes actores que participan en los programas previstos en la Ley, en los aspectos legales, técnico-constructivos, organizativos, administrativos, financieros, urbanísticos, entre otros relacionados con los procesos de construcción, mejoramiento, ampliación de las viviendas y la ejecución y mantenimiento de obras de infraestructura y servicios.

Le corresponde asimismo, la supervisión de los entes involucrados en la administración de los recursos financieros de los distintos fondos que integran el Subsistema, así como solicitar y proponer el otorgamiento de incentivos para el desarrollo de los Programas Habitacionales, definir y ejecutar la Política Nacional de Investigación en Vivienda y Hábitat, promover y apoyar la investigación e información sobre vivienda a través de los organismos públicos y privados competentes y establecer mecanismos de información masiva sobre la asistencia habitacional.

Para el ejercicio fiscal 2005, las acciones se orientarán hacia la implementación de la estructura organizativa, el desarrollo y fortalecimiento de la Institución con el fin de optimizar la gestión y garantizar la planificación, coordinación y supervisión de la ejecución de los planes y estrategias contempladas en la Misión Vivienda, la cual está destinada a satisfacer la demanda de la población de menos recursos, coadyuvando a reducir el déficit habitacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**12.867.632.480**
Transferencias para Financiar Gastos Corrientes	8.500.000.000
Del Sector Público	8.500.000.000
Ingresos por Actividades Propias	4.340.332.480
Venta de Bienes	4.340.332.480
Otros Ingresos Corrientes	27.300.000
Ingresos de la Propiedad	27.300.000
Recursos Financieros	**185.041.318**
Activos Financieros	185.041.318
Disminución de Caja y Bancos	131.620.883
Disminución de Otros Activos Circulantes	53.420.435
TOTAL	**13.052.673.798**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**11.580.775.480**
Gastos de Consumo	11.323.365.837
Gastos de Personal	8.106.480.000
Materiales y Suministros	1.286.799.996
Servicios no Personales	1.930.085.841
Otros Gastos Corrientes	257.409.643
Transferencias	257.409.643
Transferencias Corrientes al Sector Privado	257.409.643
Gastos de Capital	**1.286.857.000**
Activos Reales	951.857.000
Repuestos y Reparaciones Mayores	2.500.000
Adquisición de Maquinarias y Demás Equipos	859.357.000
Obras de Infraestructura - Estudios y Proyectos	90.000.000
Activos Intangibles	335.000.000
Aplicaciones Financieras	**185.041.318**
Pasivos Financieros	185.041.318
Servicio de la Deuda Pública y Disminución de Otros Pasivos	185.041.318
Disminución de Cuentas y Efectos a Pagar	185.041.318
Total	**13.052.673.798**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Coordinar, Supervisar y Evaluar la Ejecución del Plan Nacional de Vivienda	Informe	4
Coordinar y Ejecutar Talleres Formativos y de Asistencia Técnica a Alcaldías y Gobernaciones y Entes Involucrados en el Plan Nacional de Vivienda.	Taller	160
Procesar y Hacer Seguimiento de Denuncias y Hechos.	Denuncia	3.000
Fiscalizar a Organismos Públicos, a Instituciones Financieras Ejecutoras de Programas con Recursos de la Ley y Patronos.	Fiscalización	500
Emitir Solvencias del Fondo Mutual Habitacional.	Solvencia	15.220
Instruir, Sustanciar y Preparar Decisiones Sobre Procedimientos Administrativos.	Procedimiento	24
Efectuar Auditorias a los Entes Financieros que Administran Fondos de la Ley de Política Habitacional.	Auditoria	1
Evaluar Proyectos para Construcción, Remodelación, Mejoramiento, Ampliación y Adquisición de Viviendas Destinadas a Atender los Requerimientos de la Población	Proyecto	605
Desarrollar la Red Cooperativa de Información en Vivienda y Hábitat.	Servicio	1
Coordinar Concursos de Ideas Arquitectónicas en Vivienda.	Concurso	2
Coordinar Jornadas de Evaluación y Seguimiento de Planes Sectoriales.	Plan	2
Elaborar e Implementar el Plan de Recursos Humanos	Plan	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**172**	**2.290.687.755**
Directivo	47	963.029.703
Profesional y Técnico	73	614.523.801
Administrativo	34	596.485.862
Obrero	18	116.648.389
Personal Contratado	**51**	**503.000.000**
Profesional y Técnico	50	500.000.000
Obrero	1	3.000.000
TOTAL	**223**	**2.793.687.755**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	11.921.326
II	321.236 - 371.235		
III	371.236 - 421.235	11	54.207.000
IV	421.236 - 471.235	7	39.415.401
V	471.236 - 521.235	5	30.496.569
VI	521.236 - 571.235		
VII	571.236 - 621.235	9	67.013.090
VIII	621.236 - 671.235	5	39.943.755
IX	671.236 - 721.235	8	67.299.573
X	721.236 - 771.235	13	120.037.922
XI	771.236 - 821.235	10	98.507.884
XII	821.236 - 871.235	50	500.000.000
XIII	871.236 - 921.235	12	132.405.692
XIV	921.236 - 971.235	9	104.855.995
XV	971.236 - 1.021.235	3	36.465.190
XVI	1.021.236 - 1.071.235	8	102.702.083
XVII	1.071.236 - MAS	49	1.268.767.886
	TOTAL	**204**	**2.674.039.366**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	19	119.648.389
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**19**	**119.648.389**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	**6**	**128.191.600**
Jubilado	6	128.191.600
Obreros	**2**	**11.528.400**
Jubilado	2	11.528.400
TOTAL	**8**	**139.720.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	8.106.480.000		**8.106.480.000**
4.02	1.286.799.996		**1.286.799.996**
4.03	1.930.085.841		**1.930.085.841**
4.04	1.286.857.000		**1.286.857.000**
4.06		185.041.318	**185.041.318**
4.07	257.409.643		**257.409.643**
TOTAL	**12.867.632.480**	**185.041.318**	**13.052.673.798**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Consejo Nacional de la Vivienda	12.867.632.480
99	Partidas No Asignables a Programas	185.041.318
	TOTAL	**13.052.673.798**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	8.106.480.000
4.02	Materiales y Suministros	1.286.799.996
4.03	Servicios No Personales	1.930.085.841
4.04	Activos Reales	1.286.857.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	185.041.318
4.07	Transferencias	257.409.643
	TOTAL	**13.052.673.798**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.867.632.480**
Transferencias para Financiar Gastos Corrientes	8.500.000.000
Del Sector Público	8.500.000.000
Ministerio de Infraestructura	
- Recursos Ordinarios	8.500.000.000
Ingresos por Actividades Propias	4.340.332.480
Venta de Bienes	4.340.332.480
Fondo de Contribución Especial	3.794.025.500
Ingresos por Manejo de Ley de Política Habitacional	546.306.980
Otros Ingresos Corrientes	27.300.000
Ingresos de la Propiedad	27.300.000
Otros Ingresos de la Propiedad	27.300.000
Intereses por Dinero en Depósito	27.300.000
B. Gastos Corrientes	**11.580.775.480**
Gastos de Consumo	11.323.365.837
Gastos de Personal	8.106.480.000
Materiales y Suministros	1.286.799.996
Servicios No Personales	1.930.085.841
Otros Gastos Corrientes	257.409.643
Transferencias	257.409.643
Transferencias Corrientes al Sector Privado	257.409.643
Pensiones y Jubilaciones	257.409.643
C. Resultado Económico : Ahorro/(Desahorro)	**1.286.857.000**
II. Cuenta Capital	
A. Recursos de Capital	**1.286.857.000**
Ahorro en la Cuenta Corriente	1.286.857.000
B. Gastos de Capital	**1.286.857.000**
Activos Reales	951.857.000
Repuestos y Reparaciones Mayores	2.500.000
Adquisición de Maquinarias y Demás Equipos	859.357.000
Obras de Infraestructura	90.000.000
Activos Intangibles	335.000.000
C. Resultado Financiero : Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**185.041.318**
Activos Financieros	185.041.318
Disminución de Cajas y Bancos	131.620.883
Disminución de Otros Activos Circulantes	53.420.435
B. Aplicaciones Financieras	**185.041.318**
Pasivos Financieros	185.041.318
Servicio de la Deuda y Disminución de Otros Pasivos	185.041.318
Disminución de Cuentas y Efectos a Pagar a Proveedores	185.041.318

A0805
Fondo Nacional de Desarrollo Urbano
(FONDUR)

FONDO NACIONAL DE DESARROLLO URBANO (FONDUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Para el ejercicio fiscal 2005, el Fondo Nacional de Desarrollo Urbano (FONDUR) formula el Presupuesto de Ingresos y Gastos tomando como referencia el Plan de Consolidación de la Construcción y el Programa Nacional de Viviendas, por un monto de Bs. 868.747,4 millones.

El proyecto de Presupuesto está vinculado en sus lineamientos generales con el Plan de Desarrollo Económico y Social de la Nación 2005-2007 y específicamente con la Misión Vivienda, la cual contempla reducir en una proporción importante el déficit de viviendas registrados en un lapso de tres años, además, mantiene estrecha relación con otros programas y proyectos de inversión planteados por el Ejecutivo Nacional conjuntamente.

En este sentido, le corresponde a FONDUR, por ser una Organización Pública, del Sector Vivienda, ser el intermediario entre el Estado y la población para llevar a cabo políticas enmarcadas dentro de desarrollo de soluciones habitacionales.

En efecto, se considera que el objetivo general para el Sector Infraestructura está definido en el Programa Económico del Ejecutivo Nacional y que existe una decidida disposición, en el mencionado plan, de recuperar el papel del Estado en la creación de infraestructuras fundamentales y cubrir necesidades públicas gravemente desatendidas, originando de ese modo, un profundo deterioro en la calidad de vida de la población venezolana.

En tal sentido, el plan de desarrollo económico y social mencionado plantea la recuperación progresiva en la mejora y expansión de los servicios básicos al pueblo venezolano en diversas áreas y le corresponde a FONDUR el desarrollo de programas de viviendas y equipamiento urbano con el objetivo de que esas obras sean culminadas durante los años 2005-2006.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**46.940.493.286**
Ingresos de Operación	19.361.948.509
Ingresos Financieros	3.834.509.921
Otros Ingresos Corrientes	15.527.438.588
Ingresos Ajenos a la Operación	27.578.544.777
Ingresos de la Propiedad	913.212.427
Otros Ingresos Ajenos a la Operación	26.665.332.350
Recursos de Capital	**82.500.000**
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	82.500.000
Recursos Financieros	**821.724.436.445**
Activos Financieros	821.724.436.445
Disminución de Caja y Bancos	91.699.803.611
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	722.521.920.000
Disminución de Otros Activos Financieros	7.502.712.834
No Circulante	7.502.712.834
TOTAL	**868.747.429.731**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**46.147.291.897**
Gastos de Operación	43.095.031.996
Gastos de Personal	35.919.522.029
Materiales y Suministros	1.598.750.672
Servicios no Personales	5.494.259.295
Otros Gastos de Instituciones Descentralizadas	82.500.000
Depreciación y Amortización	82.500.000
Gastos Ajenos a la Operación	3.052.259.901
Transferencias Corrientes Otorgadas	3.052.259.901
Al Sector Privado (Pensiones y Jubilaciones)	3.052.259.901
Gastos de Capital	**727.177.425.000**
Activos Reales	707.526.535.000
Repuestos Mayores de Maquinarias y Equipos	67.600.000
Conservación, Ampliaciones y Mejoras	728.050.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.359.855.000
Estudio y Proyectos Para Inversión en Activos Fijos	2.500.000.000
Obras de Infraestructura	702.871.030.000
Otros Activos Reales	19.650.890.000
Aplicaciones Financieras	**95.422.712.834**
Activos Financieros	10.922.712.834
Inversión Financiera	10.922.712.834
Concesión de Prestamos	10.922.712.834
Pasivos Financieros	84.500.000.000
Disminución de Cuentas y Efectos a Pagar	84.500.000.000
	868.747.429.731

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Adquisición de Terrenos	Hectárea	961
Programa Plan Construcción Nacional de Viviendas	Vivienda	8.701
Urbanismo	Urb.	30
Vialidad	Km	23
Programa 1c (LPH.)	Vivienda	15.284
Equipamiento Urbano:	Tanque	8
	Escuela	3
	Pozo	12
	Planta	10
	Equipamiento	10

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**328**	**5.222.636.266**
Directivo	28	601.307.000
Profesional y Técnico	152	3.165.072.482
Administrativo	86	818.164.784
Obrero	62	638.092.000
Personal Contratado	**302**	**2.959.426.000**
Profesional y Técnico	302	2.959.426.000
TOTAL	**630**	**8.182.062.266**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	25	124.260.138
IV	421.236 - 471.235		
V	471.236 - 521.235	8	49.518.787
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	9	67.211.711
IX	671.236 - 721.235	37	308.291.025
X	721.236 - 771.235		
XI	771.236 - 821.235	328	3.215.527.992
XII	821.236 - 871.235	10	104.042.900
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	7	78.587.457
XV	971.236 - 1.021.235	11	130.006.510
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	133	3.466.523.746
	TOTAL	**568**	**7.543.970.266**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	62	638.092.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**62**	**638.092.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleados	**83**	**2.603.577.493**
Jubilado	44	1.591.654.861
Pensionado	39	1.011.922.632
Obreros	**3**	**99.287.925**
Jubilado	3	99.287.925
TOTAL	**86**	**2.702.865.418**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	31.895.152.301	1.691.431.992	2.332.937.736		**35.919.522.029**
4.02	1.585.752.524	3.211.307	9.786.841		**1.598.750.672**
4.03	5.164.137.059	141.480.958	188.641.278		**5.494.259.295**
4.04	2.155.405.000	725.022.020.000			**727.177.425.000**
4.05			10.922.712.834		**10.922.712.834**
4.06				84.500.000.000	**84.500.000.000**
4.07	3.052.259.901				**3.052.259.901**
4.08				82.500.000	**82.500.000**
TOTAL	**43.852.706.785**	**726.858.144.257**	**13.454.078.689**	**84.582.500.000**	**868.747.429.731**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	43.852.706.785
02	Adquisición y Habilitación de Terrenos y Fomento del Desarrollo Urbano	726.858.144.257
03	Captación y Colocación de Recursos Financieros, Promoción y Ventas	13.454.078.689
99	Partidas no Asignables a Programas	84.582.500.000
	TOTAL	**868.747.429.731**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	35.919.522.029
4.02	Materiales y Suministros	1.598.750.672
4.03	Servicios no Personales	5.494.259.295
4.04	Activos Reales	727.177.425.000
4.05	Activos Financieros	10.922.712.834
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	84.500.000.000
4.07	Transferencias	3.052.259.901
4.08	Otros Gastos de Instituciones Descentralizadas	82.500.000
	TOTAL	**868.747.429.731**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**46.940.493.286**
Ingresos de Operación	46.027.280.859
Ingresos Financieros	30.499.842.271
Ingresos por Cobranzas	2.136.948.086
Ingresos por Manejo de Ley Política Habitacional (LPH)	27.800.589.709
Ingreso Operativos (Fideicomiso FONDUR)	562.304.476
Otros Ingresos en Operación	15.527.438.588
Rendimientos en Fideicomiso	15.527.438.588
Ingresos Ajenos a la Operación	**913.212.427**
Ingresos de la Propiedad	913.212.427
Por Programas Especiales	913.212.427
B. Gastos Corrientes	**46.147.291.897**
Gastos de Operación	43.095.031.996
Gastos de Personal	35.919.522.029
Materiales y Suministros	1.598.750.672
Servicios no Personales	5.494.259.295
Otros Gastos de Instituciones Descentralizadas	82.500.000
Depreciación y Amortización	82.500.000
Gastos Ajenos a la Operación	3.052.259.901
Transferencias Corrientes Sector Privado	3.052.259.901
(Pensiones y Jubilaciones)	3.052.259.901
C. Resultado Económico : Ahorro/Desahorro	**793.201.389**
II. Cuenta De Capital	
A. Recursos De Capital	**875.701.389**
Ahorro en la Cuenta Corriente	793.201.389
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	82.500.000
B. Gastos De Capital	**727.177.525.000**
Activos Reales	707.526.635.000
Repuestos Mayores de Maquinarias y Equipos	67.600.000
Conservación, Ampliaciones y Mejoras	728.050.000
Adquisición de Maquinarias, Equipos e Inmuebles	1.359.855.000
Estudio y Proyectos Para Inversión en Activos Fijos	2.500.000.000
Obras de Infraestructura	702.871.030.000
Otros Activos Reales	19.650.890.000
C. Resultado Financiero: Superávit/(Déficit)	**(726.301.723.611)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	**821.724.436.445**
A. Recursos Financieros	821.724.436.445
Activos Financieros	91.699.803.611
Disminución de Cajas y Bancos	722.521.920.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	7.502.712.834
Disminución de Otros Activos Financieros	7.502.712.834
No Circulante	**821.724.436.445**
B. Aplicaciones Financieras	10.922.712.834
Activos Financieros	10.922.712.834
Inversión Financiera	10.922.712.834
Concesión de Préstamos	3.420.000.000
Programa Ordinario	7.502.712.834
Programa Especial de Financiamiento	84.500.000.000
Pasivos Financieros	2.500.000.000
Disminución de Cuentas y Efectos a Pagar	2.500.000.000
Circulante	82.000.000.000
Disminución de Otros Pasivos Financieros	82.000.000.000
Circulante	726.301.723.611
Déficit Financiero	

A0830

Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

SERVICIO COORDINADO DE TRANSPORTE AÉREO DEL EJECUTIVO NACIONAL (SATA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), tiene como misión fundamental efectuar operaciones de apoyo aéreo de carácter administrativo, con la finalidad de cubrir las necesidades de transporte que tienen los diferentes organismos que conforman el Ejecutivo Nacional.

En este sentido, la política de cobertura de los servicios prestados por el SATA, está orientada a coordinar la prestación del servicio de transporte aéreo a los funcionarios acreditados en los distintos Ministerios, Procuraduría General de la República, los Jefes o Directores de las Oficinas Nacionales y de las máximas autoridades de los órganos de la Administración Pública Descentralizada.

Así mismo, el SATA es el encargado de realizar el mantenimiento general de las aeronaves bajo su adscripción, del adiestramiento del personal de tripulantes de las aeronaves, técnicos aeronáuticos y profesionales operadores de los sistemas asignados y responsables de llevar el inventario del Parque Aéreo del Ejecutivo Nacional.

Con el propósito de cumplir con la misión institucional, el SATA tiene programadas para el ejercicio fiscal 2005 un total de 2.500 horas de vuelo, distribuidas entre horas de servicio, de entrenamiento y soporte a otros organismos, así como realizar el entrenamiento de 30 pilotos y 22 técnicos aeronáuticos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.703.600.000**
Transferencias Para Financiar Gastos Corrientes	1.787.600.000
Del Sector Público	1.787.600.000
Ingresos por Actividades Propias	2.916.000.000
Venta de Servicios	2.916.000.000
Recursos de Capital	**331.428.732**
Transferencias para Financiar Gastos de Capital	255.223.500
Programas y Proyectos	255.223.500
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	76.205.232
Recursos Financieros	**235.682.085**
Activos Financieros	180.359.997
Disminución de Caja y Bancos	180.359.997
Pasivos Financieros	55.322.088
Incremento de Cuentas y Efectos a Pagar	55.322.088
TOTAL	**5.270.710.817**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.317.617.452**
Gastos de Consumo	4.317.617.452
Gastos de Personal	1.201.394.044
Materiales y Suministros	1.381.593.660
Servicios No Personales	1.658.424.516
Otros Gastos de Instituciones Descentralizadas	76.205.232
Depreciación y Amortización	76.205.232
Gastos de Capital	**897.671.277**
Activos Reales	823.168.177
Adquisición de Maquinarias y Demás Equipos	261.944.677
Obras de Infraestructura	505.223.500
Recursos Ordinarios	250.000.000
Programas y Proyectos	255.223.500
Otros Activos Reales	56.000.000
Activos Intangibles	74.503.100
Aplicaciones Financieras	**55.422.088**
Activos Financieros	55.422.088
Incremento de Otros Activos Circulantes	55.422.088
Total	**5.270.710.817**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Entrenamiento de Pilotos	Cursante	30
Entrenamiento de Técnicos Aeronáuticos	Cursante	22
Mantenimiento de Aeronaves	Aeronave	9
Puesta en Marcha del Centro de Instrucción Aeronáutica	Curso	20
Horas de Vuelo de Servicio	Hora	2.200
Horas de Vuelo Entrenamiento	Hora	150
Horas de Vuelo de Soporte a Otros Organismos	Hora	150
Entrenamiento en Tierra Foráneos	Cursante	4
Entrenamiento en Simulador	Cursante	30

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**30**	**143.035.554**
Administrativo	20	101.708.820
Obrero	10	41.326.734
TOTAL	**30**	**143.035.554**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	20	101.708.820
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**20**	**101.708.820**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	9	36.358.734
II	321.236 - 371.235	1	4.968.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**41.326.734**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	1.201.394.044		**1.201.394.044**
4.02	1.381.593.660		**1.381.593.660**
4.03	1.658.424.516		**1.658.424.516**
4.04	897.671.277		**897.671.277**
4.05	55.422.088		**55.422.088**
4.08		76.205.232	**76.205.232**
TOTAL	**5.194.505.585**	**76.205.232**	**5.270.710.817**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicio de Transporte Aéreo	5.194.505.585
99	Partidas no Asignables a Programas	76.205.232
	TOTAL	**5.270.710.817**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.201.394.044
4.02	Materiales y Suministros	1.381.593.660
4.03	Servicios no Personales	1.658.424.516
4.04	Activos Reales	897.671.277
4.05	Activos Financieros	55.422.088
4.08	Otros Gastos de Instituciones Descentralizadas	76.205.232
	TOTAL	**5.270.710.817**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.703.600.000**
Transferencias Para Financiar Gastos Corrientes	1.787.600.000
Del Sector Público	1.787.600.000
De la Administración Central	1.787.600.000
Ministerio de Infraestructura	
Recursos Ordinarios	
Ingresos por Actividades Propias	2.916.000.000
Venta de Servicios	2.916.000.000
Venta de Servicios	2.916.000.000
B. Gastos Corrientes	**4.317.617.452**
Gastos de Consumo	4.317.617.452
Gastos de Personal	1.201.394.044
Materiales y Suministros	1.381.593.660
Servicios no Personales	1.658.424.516
Otros Gastos de Instituciones Descentralizadas	76.205.232
Depreciación y Amortización	76.205.232
C. Resultado Económico : Ahorro/(Desahorro)	**385.982.548**
II. Cuenta Capital	
A. Recursos de Capital	**717.411.280**
Ahorro en la Cuenta Corriente	385.982.548
Transferencias para Financiar Gastos de Capital	255.223.500
Programas y Proyectos	
Remodelación y Ampliación de la Sede del Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	54.000.000
Equipamiento de cinco (05) Motores para las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	82.237.500
Modernización de Equipos de Aviónica y Navegación a las Naves Adscritas al Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), debido a la obsolescencia de los mismos	70.950.000
Modificación del Sistema de Aire Acondicionado de las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	12.900.000
Acondicionamiento Interno y Pintura Externa de las Aeronaves del Parque Aéreo del Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	35.136.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	76.205.232
B. Gastos de Capital	**897.671.277**
Activos Reales	823.168.177
Adquisición de Maquinarias y Demás Equipos	261.944.677
Obras de Infraestructura	505.223.500
Recursos Ordinarios	250.000.000
Programas y Proyectos	255.223.500
Otros Activos Reales	56.000.000
Activos Intangibles	74.503.100
C. Resultado Financiero : Superávit / (Déficit)	**(180.259.997)**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	**235.682.085**
A. Recursos Financieros	180.359.997
Activos Financieros	180.359.997
Disminución de Cajas y Bancos	55.322.088
Pasivos Financieros	55.322.088
Incremento de Cuentas y Efectos a Pagar	**235.682.085**
B. Aplicaciones Financieras	55.422.088
Activos Financieros	55.422.088
Incremento de Otros Activos Circulantes	180.259.997
Déficit Financiero	

A0905

Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV)

SERVICIO AUTÓNOMO DE FONDOS INTEGRADOS DE VIVIENDA (SAFIV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El SAFIV tiene a su cargo la administración y supervisión de los Fondos que conforman el Subsistema de Vivienda y Política Habitacional, los cuales se constituyen en dos regímenes: el Régimen de Capitalización Individual representado por el Fondo Mutual Habitacional y el Régimen de Solidaridad representado por el Fondo de Aportes del Sector Público, asimismo, con los recursos de los beneficiarios de los programas reproductivos del Subsistema de Vivienda y Política Habitacional, se constituyen además el Fondo de Garantía y el Fondo de Rescate. Depende jerárquicamente del Ministro de Vivienda y Hábitat; está bajo la responsabilidad de un Consejo de Administración dirigido por el Presidente del Consejo Nacional de la Vivienda, quien ejerce su representación legal en calidad de Director General.

Entre las principales atribuciones del Safiv, destacan las siguientes:

- Ordenar y aprobar los estudios técnicos que garanticen el equilibrio financiero y actuarial del subsistema de Vivienda y Política Habitacional.

- Preparar su Presupuesto de Ingresos y Gastos, autorizando su ejecución una vez aprobado por las instancias competentes.

- Fijar los lineamientos de inversión de los Fondos que administra.

- Cumplir y hacer cumplir todo lo relacionado con la Certificación de los Estados Financieros de los Fondos que están bajo su responsabilidad.

- Preparar los convenios para constituir los Fideicomisos de Administración previa aprobación del Consejo Nacional de la Vivienda.

Para el ejercicio fiscal 2005, el monto del presupuesto asciende a Bs. 1.354.676,7 millones, con el cual se estima llevar a cabo las siguientes metas: financiar 10 proyectos del Programa I, atención a los pobladores de las calles (albergues para niños en situación de abandono, hombres, mujeres y ancianos indigentes, cuyo habitat son las calles), 97 proyectos de habilitación física de zonas de barrios y urbanizaciones populares, mejoramiento y ampliación de 97 casas en barrios y urbanizaciones populares, rehabilitación de 120 viviendas populares, construcción de 247 viviendas de nuevas urbanizaciones y viviendas de desarrollo progresivo y 8 proyectos de asistencia habitacional a los pueblos y comunidades indígenas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**79.782.996.000**
Otros Ingresos Corrientes	79.782.996.000
Ingresos de la Propiedad	77.282.996.000
Otros Ingresos Diversos	2.500.000.000
Recursos de Capital	**537.321.243**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	537.321.243
Recursos Financieros	**1.274.356.347.460**
Activos Financieros	826.362.678.757
Disminución de Caja y Bancos	146.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	826.216.678.757
Transferencias Para Financiar Gastos de Capital	447.993.668.703
Del Sector Público	447.993.668.703
TOTAL	**1.354.676.664.703**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**14.084.317.243**
Gastos de Consumo	14.044.317.243
Gastos de Personal	2.670.000.000
Materiales y Suministros	434.000.000
Servicios no Personales	10.402.996.000
Otros Gastos de Instituciones Descentralizadas	537.321.243
Depreciación y Amortización	537.321.243
Otros Gastos Corrientes	40.000.000
Transferencias	40.000.000
Transferencias Corrientes al Sector Privado	40.000.000
Gastos de Capital	**1.904.000.000**
Activos Reales	1.549.000.000
Adquisición de Maquinarias y Demás Equipos	200.000.000
Otros Activos Reales	1.349.000.000
Activos Intangibles	355.000.000
Aplicaciones Financieras	**1.338.688.347.460**
Activos Financieros	512.275.668.703
Adquisición de Inversiones Financieras	64.282.000.000
Incremento de Otros Activos No Circulantes	447.993.668.703
Pasivos Financieros	826.412.678.757
Servicio de la Deuda Pública y Disminución de Otros Pasivos	826.412.678.757
Disminución de Cuentas y Efectos a Pagar	196.000.000
Disminución de Otros Pasivos Circulantes	826.216.678.757
Total	**1.354.676.664.703**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos del Programa I: Atención de los Pobladores de las Calles.	Fideicomiso	10
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Habilitación Física de Zonas de Barrios.	Fideicomiso	97
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Mejoramiento y Ampliación de Casas de Barrios y Urbanizaciones Populares.	Fideicomiso	97
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Rehabilitación y Viviendas Populares.	Fideicomiso	120
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo.	Fideicomiso	247
Asistencia Habitacional a los Pueblos y Comunidades Indígenas.	Fideicomiso	8
Asistencia Técnica.	Fideicomiso	17
Fondo de Contingencia.	Fideicomiso	17
Fondos Para Casos Críticos.	Fideicomiso	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**58**	**754.574.000**
Directivo	19	408.375.446
Profesional y Técnico	23	246.299.700
Administrativo	10	64.503.854
Obrero	6	35.395.000
TOTAL	**58**	**754.574.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	16.415.178
V	471.236 - 521.235	1	5.967.888
VI	521.236 - 571.235	2	12.832.791
VII	571.236 - 621.235	2	13.891.997
VIII	621.236 - 671.235	2	15.351.000
IX	671.236 - 721.235	1	8.294.700
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	20	213.495.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	2	24.510.000
XVII	1.071.236 - MAS	19	408.420.446
	TOTAL	**52**	**719.179.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.973.896
IV	421.236 - 471.235		
V	471.236 - 521.235	5	30.421.104
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**6**	**35.395.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	1.309.849.000	729.289.000	630.862.000	
4.02	73.508.000	336.542.000	23.950.000	
4.03	1.568.000.000	1.809.000.000	7.025.996.000	
4.04	609.280.000	1.281.392.000		
4.05				447.993.668.703
4.06				
4.07				
4.08				
TOTAL	**3.560.637.000**	**4.156.223.000**	**7.680.808.000**	**447.993.668.703**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	99	TOTAL
4.01			**2.670.000.000**
4.02			**434.000.000**
4.03			**10.402.996.000**
4.04	13.328.000		**1.904.000.000**
4.05		64.282.000.000	**512.275.668.703**
4.06		826.412.678.757	**826.412.678.757**
4.07		40.000.000	**40.000.000**
4.08		537.321.243	**537.321.243**
TOTAL	**13.328.000**	**891.272.000.000**	**1.354.676.664.703**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	3.560.637.000
02	Coordinación y Asistencia Técnica	4.156.223.000
03	Servicios de Administración Interna	7.680.808.000
04	Servicios de Administración de Fondos	447.993.668.703
05	Servicios de Estudios Técnicos y Auditoría Financiera	13.328.000
99	Partidas no Asignables a Programas	891.272.000.000
	TOTAL	**1.354.676.664.703**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.670.000.000
4.02	Materiales y Suministros	434.000.000
4.03	Servicios no Personales	10.402.996.000
4.04	Activos Reales	1.904.000.000
4.05	Activos Financieros	512.275.668.703
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	826.412.678.757
4.07	Transferencias	40.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	537.321.243
	TOTAL	**1.354.676.664.703**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**79.782.996.000**
Otros Ingresos Corrientes	79.782.996.000
Ingresos de la Propiedad	77.282.996.000
Intereses por Dinero en Depósito	
Rendimientos de los Fondos	71.057.000.000
Intereses por Dinero en Depósito del Safiv	50.000.000
Intereses por Dinero en Depósito para Financiar Gastos por Comisiones Bancarias	6.175.996.000
Otros Ingresos Diversos	2.500.000.000
B. Gastos Corrientes	**14.084.317.243**
Gastos de Consumo	14.044.317.243
Gastos de Personal	2.670.000.000
Materiales y Suministros	434.000.000
Servicios no Personales	10.402.996.000
Otros Gastos de Instituciones Descentralizadas	537.321.243
Depreciación y Amortización	537.321.243
Otros Gastos Corrientes	40.000.000
Transferencias Corrientes al Sector Privado	40.000.000
Donaciones a Personas	40.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**65.698.678.757**
II. Cuenta Capital	
A. Recursos de Capital	**66.236.000.000**
Ahorro en la Cuenta Corriente	65.698.678.757
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	537.321.243
B. Gastos de Capital	**1.904.000.000**
Activos Reales	1.549.000.000
Adquisición de Maquinarias y Demás Equipos	200.000.000
Otros Activos Reales	1.349.000.000
Activos Intangibles	355.000.000
C. Resultado Financiero : Superávit / (Déficit)	**64.332.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**1.338.688.347.460**
Activos Financieros	826.362.678.757
Disminución de Cajas y Bancos	146.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	826.216.678.757
Transferencias	447.993.668.703
Ministerio de Infraestructura	447.993.668.703
Fondo de Aportes del Sector Público	
Ley de Política Habitacional	401.419.500.000
Recursos Ordinarios	401.419.500.000
Ley de Endeudamiento 2005 - Programas y Proyectos	46.574.168.703
Complemento FASP 2005.	15.145.212.083
Construcción de 1.000 Viviendas en el Desarrollo Urbanístico "Llanos de Monay", en el Estado Trujillo.	1.134.000.000
Plan de Construcción Masivo de Viviendas.	15.145.212.083
Misión Vivienda.	15.145.212.083
Catedral de Maracaibo (I Etapa).	4.532.454
Superávit Financiero	64.332.000.000
B. Aplicaciones Financieras	**1.338.688.347.460**
Activos Financieros	512.275.668.703
Adquisición de Inversiones Financieras	64.282.000.000
Incremento de Otros Activos No Circulantes	447.993.668.703
Pasivos Financieros	826.412.678.757
Servicio de la Deuda y Disminución de Otros Pasivos	826.412.678.757
Disminución de Cuentas y Efectos a Pagar	196.000.000
Disminución de Otros Pasivos Circulantes	826.216.678.757

A0932
Instituto Nacional de los Espacios Acuáticos e Insulares (INEA)

INSTITUTO NACIONAL DE LOS ESPACIOS ACUÁTICOS E INSULARES (INEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de los Espacios Acuáticos e Insulares (INEA), fue creado mediante Decreto N° 1.437 de fecha 30 de agosto del 2001, publicado en Gaceta Oficial N° 37.330 de fecha 22 de noviembre del 2001 y reformado según Ley de Reforma Parcial del Decreto con Fuerza de Ley Orgánica publicada en Gaceta Oficial N° 37.596 de fecha 20 de diciembre del 2002. Su misión está orientada a ser el órgano ejecutor de la autoridad acuática del Estado, garantizando el eficiente ejercicio de la administración acuática, siendo responsable de las políticas nacionales, convenios y acuerdos internacionales en materia de navegación y régimen portuario, mediante la planificación, supervisión y vigilancia de todas las actuaciones que se realizan en el espacio acuático, a fin de coadyuvar al desarrollo armónico y sustentable del sector.

Entre los principales objetivos de la Institución podemos mencionar los siguientes:

- El estudio, supervisión e inclusión dentro de los planes de desarrollo del sector, de los planes y proyectos sobre la construcción de puertos, canales de navegación, muelles, embarcaciones, marinas y demás obras, instalaciones y servicios conexos con las operaciones de buques en puertos y marinas.

- La ejecución de la política naviera y portuaria del Estado y el control de la navegación y del transporte acuático.

- La propuesta de fijación de tarifas aplicadas a los servicios conexos al sector acuático.

- Continuar con la implementación de normas y procedimientos del registro Naval Venezolano, de acuerdo a lo contemplado en la Ley General de Marina y Actividades Conexas.

- La coordinación con los organismos de la administración pesquera para coadyuvar en el fomento, desarrollo y protección de la producción pesquera.

- La promoción de políticas de financiamiento del sector acuático.

- Promoción de las actividades de investigación científicas y tecnológicas del sector, a los efectos de optimizar la función en los espacios acuáticos y fortalecer la modernización tecnológica en la Institución.

El Presupuesto para el ejercicio Fiscal 2005, se estimó en Bs. 100.151,2 millones, formulándose en función de los lineamientos del Ejecutivo Nacional y de las políticas más importantes a desarrollar, entre las cuales se mencionan: la adecuación de los gastos de personal al nuevo Registro de Asignación de Cargos con el fin de normalizar la plantilla de personal, someter a consideración y aprobación de las autoridades competentes el Reglamento del Fondo Nacional de los Espacios Acuáticos e Insulares, continuar con la construcción, modificación y mantenimiento de la Infraestructura Acuática en las Capitanías, Delegaciones y otras circunscripciones acuáticas, proceder a la recuperación y mantenimiento de las Unidades de Producción del Instituto, para incorporarlas a las operaciones, efectuar los análisis y estudios del Régimen Tarifario en el entorno de actuación del Instituto, para su ajuste y presentación a los entes rectores en la materia, para su aprobación y publicación en Gaceta Oficial y redimensionar la plataforma tecnológica, así como actualizar los manuales y procedimientos de acuerdo a las normativas legales que rigen la materia.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**78.960.510.000**
Ingresos por Actividades Propias	73.920.510.000
Ingresos no Tributarios	73.920.510.000
Otros Ingresos Corrientes	5.040.000.000
Ingresos de la Propiedad	5.040.000.000
Recursos de Capital	**11.189.458.437**
Transferencias Para Financiar Gastos de Capital Del Sector Público	10.895.458.437
Recursos Provenientes de la Ley de Endeudamiento	10.895.458.437
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	294.000.000
Recursos Financieros	**10.001.224.000**
Pasivos Financieros	10.001.224.000
Incremento de Cuentas y Efectos a Cobrar	10.001.224.000
TOTAL	**100.151.192.437**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**53.589.088.673**
Gastos de Consumo	51.693.088.673
Gastos de Personal	36.279.893.673
Materiales y Suministros	3.351.271.000
Servicios no Personales	11.767.924.000
Otros Gastos de Instituciones Descentralizadas	294.000.000
Depreciación y Amortización	294.000.000
Otros Gastos Corrientes	1.896.000.000
Transferencias	1.896.000.000
Transferencias Corrientes al Sector Privado	300.000.000
Transferencias Corrientes al Sector Público	1.596.000.000
Gastos de Capital	**25.612.908.437**
Activos Reales	25.492.908.437
Repuestos y Reparaciones Mayores	1.957.000.000
Adquisición de Maquinarias y demás Equipos	3.514.348.437
Obras de Infraestructura	18.404.560.000
Estudios y Proyectos para Inversión en Activo Fijo	1.299.000.000
Conservaciones, Ampliaciones y Mejoras	318.000.000
Otros Activos Reales	120.000.000
Aplicaciones Financieras	**20.949.195.327**
Activos Financieros	20.949.195.327
Incremento de Caja y Bancos	13.451.540.319
Adquisición de Inversiones Financieras	1.595.000.000
Incremento de Otros Activos Circulantes	5.902.655.008
Total	**100.151.192.437**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Inscripción de Registro Naval de Buques	Buque	250
Controlar la Gestión de la Actividad Portuaria	Inspección	76
Controlar la Gestión de los Centros e Institutos de Educación Náutica	Inspección	114
Inspección y Certificación de Buques de Bandera Nacional	Inspección	340
Evaluación de la Viabilidad de los Proyectos	Proyecto	45
Capacitar a los Trabajadores en el Manejo del Sistema Automatizado de Registro Naval	Trabajador Capacitado	30
Realizar Auditorías	Auditoría	25
Culminar la Construcción, Reparación y Mejoras de Obras de Infraestructura Acuática a Nivel Nacional	Obra	42
Otorgar Documentos de Autorización de Navegación de Buques y de Gente de Mar	Autorización	12
Establecer Programas Dirigidos a Fortalecer la Seguridad e Higiene Industrial y la Preservación del Medio Ambiente Acuático.	Programa	12
Recuperar Unidades Flotantes Adscritas a las Capitanías de Puertos	Unidad Recuperada	9

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**551**	**11.326.738.252**
Directivo	40	1.354.880.576
Profesional y Técnico	378	8.474.315.196
Administrativo	113	1.398.613.280
Obrero	20	98.929.200
Personal Fijo a Tiempo Parcial	**4**	**89.552.748**
Médico	4	89.552.748
Personal Contratado	**23**	**690.000.000**
Profesional y Técnico	23	690.000.000
TOTAL	**578**	**12.106.291.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	46	209.399.917
IV	421.236 - 471.235	64	342.506.067
V	471.236 - 521.235		
VI	521.236 - 571.235	5	31.706.496
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	22	178.417.977
X	721.236 - 771.235	73	633.912.251
XI	771.236 - 821.235	43	411.261.613
XII	821.236 - 871.235	30	312.989.737
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	24	275.301.587
XV	971.236 - 1.021.235	8	97.304.565
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	243	9.514.561.590
	TOTAL	**558**	**12.007.361.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	20	98.929.200
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**20**	**98.929.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	21.509.351.277	1.332.237.907	13.113.265.686	325.038.803		**36.279.893.673**
4.02	1.343.082.000	269.682.000	1.637.367.000	101.140.000		**3.351.271.000**
4.03	7.171.370.000	2.970.200.000	1.526.084.000	100.270.000		**11.767.924.000**
4.04	4.286.550.000	21.326.358.437				**25.612.908.437**
4.05					20.949.195.327	**20.949.195.327**
4.07	1.896.000.000					**1.896.000.000**
4.08					294.000.000	**294.000.000**
TOTAL	**36.206.353.277**	**25.898.478.344**	**16.276.716.686**	**526.448.803**	**21.243.195.327**	**100.151.192.437**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales de Apoyo	36.206.353.277
02	Ingeniería y Seguridad Integral	25.898.478.344
03	Operaciones	16.276.716.686
04	Educación Acuática	526.448.803
99	Partidas no Asignables a Programas	21.243.195.327
	TOTAL	**100.151.192.437**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	36.279.893.673
4.02	Materiales y Suministros	3.351.271.000
4.03	Servicios no Personales	11.767.924.000
4.04	Activos Reales	25.612.908.437
4.05	Activos Financieros	20.949.195.327
4.07	Transferencias	1.896.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	294.000.000
	TOTAL	**100.151.192.437**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**78.960.510.000**
Ingresos por Actividades Propias	73.920.510.000
Ingresos no Tributarios	73.920.510.000
Ingresos por Tasas	73.920.510.000
Otros Ingresos Corrientes	5.040.000.000
Ingresos de la Propiedad	5.040.000.000
Intereses por Dinero en Depósitos	5.040.000.000
B. Gastos Corrientes	**53.589.088.673**
Gastos de Consumo	51.693.088.673
Gastos de Personal	36.279.893.673
Materiales y Suministros	3.351.271.000
Servicios no Personales	11.767.924.000
Otros Gastos de Instituciones Descentralizadas	294.000.000
Depreciación y Amortización	294.000.000
Otros Gastos Corrientes	1.896.000.000
Transferencias	1.896.000.000
Transferencias Corrientes al Sector Privado	700.000.000
Becas de Perfeccionamiento en el País	200.000.000
Becas para Estudios en el Extranjero	100.000.000
Convenios Internacionales con la Organización Marítima Internacional y la Organización de Estados Americanos	400.000.000
Transferencias Corrientes al Sector Público	1.196.000.000
Transferencias Corrientes a Otros Organismos del Sector Público	
Convenio con el Instituto Universitario de Técnicas Administrativas (IUTA) y otras Instituciones Universitarias	1.196.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**25.371.421.327**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**36.560.879.764**
Ahorro en la Cuenta Corriente	25.371.421.327
Transferencias Para Financiar Gastos de Capital	10.895.458.437
Programas y Proyectos	
Sistema Nacional de Prevención y Lucha Contra Derrames de Hidrocarburos y Otras Sustancias Contaminantes (Artículo 94, Ley General de Marinas y Actividades Conexas, G.O. 37.570 de fecha 14/11/2002). Ley de Endeudamiento 2005	330.898.437
Construcción de Puertos Públicos de Uso Comercial Ley de Endeudamiento 2005	928.800.000
Construcción de Puerto Fluvial en el Eje Orinoco-Apure Ley de Endeudamiento 2005	2.322.000.000
Recuperación de Siete (7) Puertos Públicos a lo Largo del País Ley de Endeudamiento 2005	7.313.760.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	294.000.000
B. Gastos de Capital	**25.612.908.437**
Activos Reales	25.492.908.437
Repuestos y Reparaciones Mayores	1.957.000.000
Adquisición de Maquinarias y demás Equipos	3.514.348.437
Obras de Infraestructura	18.404.560.000
Estudios y Proyectos para Inversión en Activo Fijo	1.299.000.000
Conservaciones, Ampliaciones y Mejoras	318.000.000
Otros Activos Reales	120.000.000
C. Resultado Financiero : Superávit/(Déficit)	**10.947.971.327**
III. Cuenta Financiera	
A. Recursos Financieros	**20.949.195.327**
Pasivos Financieros	10.001.224.000
Incremento de Cuentas y Efectos a Pagar	10.001.224.000
Superávit Financiero	10.947.971.327
B. Aplicaciones Financieras	**20.949.195.327**
Activos Financieros	20.949.195.327
Incremento de Caja y Bancos	13.451.540.319
Adquisición de Inversiones Financieras	
Fideicomiso INEA-BANDES para Construcción del Muelle Pesquero de Naiguatá	1.595.000.000
Incremento de Otros Activos Circulantes	
Fondo Acuático	5.902.655.008

A0939
Instituto Nacional de Aviación Civil (I.N.A.C.)

INSTITUTO NACIONAL DE AVIACIÓN CIVIL (I.N.A.C.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Aviación Civil (INAC), fue creado mediante Decreto N° 1.446 de fecha 18 de septiembre del 2001, publicado en Gaceta Oficial N° 37.293 de fecha 28 de septiembre del 2001 y es en el Ejercicio Fiscal 2003 que se dá inicio a sus operaciones administrativas, económicas y financieras, las cuales servirán para consolidar su objetivo: aplicar y garantizar el adecuado funcionamiento de los procesos de apoyo a las actividades que permitan la seguridad, control y supervisión de las operaciones aéreas que se realicen en el país, preservando las inversiones realizadas en la infraestructura aeroportuaria y de navegación aérea.

Entre los principales objetivos del organismo, se mencionan los siguientes:

- Consolidación de la plataforma tecnológica del INAC, a fin de responder a las exigencias operativas y administrativas del Instituto permitiendo el manejo seguro y oportuno de la información.

- Fomento de los planes de desarrollo para el sector aeronáutico; propiciando los proyectos de construcción de torres de control, cuarteles de bomberos y demarcación de pistas de los aeropuertos.

- Análisis y publicación de las estadísticas del sector aéreo, a fin de mantener una información veraz y oportuna para la toma de decisiones y consulta de terceros.

- Capacitación y desarrollo del capital humano en áreas técnicas y profesionales.

- Participación en eventos internacionales relacionados con la materia aeronáutica, por intermedio de la representación oficializada para tal fin, permitiendo dar apoyo a los procesos de integración y a las fórmulas comunitarias para la solución de problemas en el sector.

El Presupuesto para el ejercicio Fiscal 2005, se estimó en Bs. 81.329,9 millones, formulándose en función de los lineamientos del Ejecutivo Nacional. De la misma forma se tomó en cuenta la estrategia planteada por la alta gerencia del INAC, de lograr el fortalecimiento en las operaciones del Instituto, con la premisa de eficiencia en la prestación de los servicios públicos, que lo convierta en el dinamizador del sector aeronáutico del país.

En este sentido, ha programado realizar 105 cursos de capacitación y adiestramiento al personal aeronáutico, otorgamiento de 5.000 licencias aeronáuticas, dotación de equipos de búsqueda y salvamento a los Centros SAR, dotación de 19 equipos contra incendios, certificación y habilitación de servicios de transporte aéreo, habilitación de 7 líneas aéreas extranjeras, 10 reuniones con las organizaciones rectoras de la aeronáutica civil en el exterior, autorización de 30 rutas aéreas y 30 vuelos comerciales.

En materia de personal, el ente estima una nómina de 257 trabajadores y su política de personal se fundamenta en continuar funcionando con el personal adscrito al Ministerio de Infraestructura, Despacho que seguirá cancelando el costo que representa la mencionada nómina.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**53.042.325.864**
Ingresos por Actividades Propias	53.042.325.864
Venta de Servicios	53.042.325.864
Recursos de Capital	**23.955.982.946**
Transferencias Para Financiar Gastos de Capital	23.423.175.000
Del Sector Público	23.423.175.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	532.807.946
Recursos Financieros	**4.331.570.546**
Activos Financieros	4.331.570.546
Disminución de Caja y Bancos	4.331.570.546
TOTAL	**81.329.879.356**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**50.977.207.767**
Gastos de Consumo	49.640.944.807
Gastos de Personal	17.602.223.400
Materiales y Suministros	4.677.151.526
Servicios no Personales	26.828.761.935
Otros Gastos de Instituciones Descentralizadas	532.807.946
Depreciación y Amortización	532.807.946
Otros Gastos Corrientes	1.336.262.960
Transferencias	1.336.262.960
Transferencias Corrientes al Sector Privado	1.336.262.960
Gastos de Capital	**29.343.263.280**
Activos Reales	28.605.013.280
Repuestos y Reparaciones Mayores	1.038.343.280
Adquisición de Maquinarias y demás Equipos	26.510.170.000
Obras de Infraestructuras	230.000.000
Conservaciones Ampliaciones y Mejoras	783.000.000
Otros Activos Reales	43.500.000
Activos Intangibles	738.250.000
Aplicaciones Financieras	**1.009.408.309**
Pasivos Financieros	1.009.408.309
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.009.408.309
Disminución de Cuentas y Efectos a Pagar	1.009.408.309
Total	**81.329.879.356**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Capacitar y Adiestrar al Personal Aeronáutico en los Avances Tecnológicos de la Aviación Civil	Curso	105
Otorgamiento de Licencias Aeronáuticas	Licencia	5.000
Dotación de Equipos de Búsqueda y Salvamento a los Centros SAR	Equipo	100
Dotación de Equipos Contra Incendios	Equipo	19
Certificación de Servicios de Transporte Aéreo	Certificado	5
Habilitación de Servicios de Transporte Aéreo	Habilitación Administrativa	10
Habilitación de Líneas Aéreas Extranjeras	Habilitación Administrativa	7
Acuerdos Aerocomerciales Suscritos por la Republica	Acuerdo Firmado	6
Reuniones con las Organizaciones Rectoras de la Aeronáutica Civil en el Exterior	Reunión	10
Autorización de Rutas Aéreas	Autorización	30
Autorización de Vuelos Comerciales	Autorización	30

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**257**	**3.611.468.000**
Directivo	25	1.468.000.000
Profesional y Técnico	152	1.586.000.000
Administrativo	40	312.000.000
Obrero	40	245.468.000
TOTAL	257	3.611.468.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	40	312.000.000
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	152	1.586.000.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	25	1.468.000.000
	TOTAL	217	3.366.000.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	40	245.468.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**40**	**245.468.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	17.602.223.400					**17.602.223.400**
4.02	2.208.851.526	306.250.000	2.029.050.000	133.000.000		**4.677.151.526**
4.03	18.631.633.399	1.118.700.000	6.089.337.536	989.091.000		**26.828.761.935**
4.04	3.465.720.000	1.067.218.280	24.759.075.000	51.250.000		**29.343.263.280**
4.06					1.009.408.309	**1.009.408.309**
4.07	1.336.262.960					**1.336.262.960**
4.08					532.807.946	**532.807.946**
TOTAL	**43.244.691.285**	**2.492.168.280**	**32.877.462.536**	**1.173.341.000**	**1.542.216.255**	**81.329.879.356**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios de Dirección Superior y Apoyo	43.244.691.285
02	Seguridad Aeronáutica	2.492.168.280
03	Servicios de Navegación Aérea	32.877.462.536
04	Transporte Aéreo	1.173.341.000
99	Partidas no Asignables a Programas	1.542.216.255
	TOTAL	**81.329.879.356**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	17.602.223.400
4.02	Materiales y Suministros	4.677.151.526
4.03	Servicios no Personales	26.828.761.935
4.04	Activos Reales	29.343.263.280
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.009.408.309
4.07	Transferencias	1.336.262.960
4.08	Otros Gastos de Instituciones Descentralizadas	532.807.946
	TOTAL	**81.329.879.356**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**53.042.325.864**
Ingresos por Actividades Propias	53.042.325.864
Venta de Servicios	53.042.325.864
Tasas aeroportuarias	53.042.325.864
B. Gastos Corrientes	**50.977.207.767**
Gastos de Consumo	49.640.944.807
Gastos de Personal	17.602.223.400
Materiales y Suministros	4.677.151.526
Servicios no Personales	26.828.761.935
Otros Gastos de Instituciones Descentralizadas	532.807.946
Depreciación y Amortización	532.807.946
Otros Gastos Corrientes	1.336.262.960
Transferencias	1.336.262.960
Transferencias Corrientes al Sector Privado	1.336.262.960
Donaciones a Personas	20.000.000
Aporte a la Organización de Aviación Civil Internacional	687.269.760
Otras Transferencias al Exterior	628.993.200
Representante de Venezuela en la Organización de Aviación Civil Internacional	
C. Resultado Económico : Ahorro/(Desahorro)	**2.065.118.097**
II. Cuenta Capital	
A. Recursos de Capital	**26.021.101.043**
Ahorro en la Cuenta Corriente	2.065.118.097
Transferencias Para Financiar Gastos de Capital	23.423.175.000
Programas y Proyectos	
Modernización de Aeropuertos Control de Tráfico Aéreo	
Ley de Endeudamiento 2005	23.423.175.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	532.807.946
B. Gastos de Capital	**29.343.263.280**
Activos Reales	28.605.013.280
Repuestos y Reparaciones Mayores	1.038.343.280
Adquisición de Maquinarias y Demás Equipos	26.510.170.000
Obras de Infraestructura	230.000.000
Conservaciones, Ampliaciones y Mejoras	783.000.000
Otros Activos Reales (Equipo de Mantenimiento)	43.500.000
Activos Intangibles (Programas y Paquetes de Computación)	738.250.000
C. Resultado Financiero : Superávit/(Déficit)	**(3.322.162.237)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**4.331.570.546**
Activos Financieros	4.331.570.546
Disminución de Caja y Bancos	4.331.570.546
B. Aplicaciones Financieras	**4.331.570.546**
Pasivos Financieros	1.009.408.309
Servicio de la Deuda y Disminución de Otros Pasivos	1.009.408.309
Disminución de Cuentas y Efectos a Pagar Proveedores y Contratistas	1.009.408.309
Déficit Financiero	3.322.162.237

A0940
Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)

INSTITUTO NACIONAL DE TRÁNSITO Y TRANSPORTE TERRESTRE (INTTT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Tránsito y Transporte Terrestre (INTTT), tiene como función principal velar por el establecimiento de normas que regulen el fortalecimiento del sector transporte y comunicación dentro del Estado, para ello busca los mecanismos de coordinación y homologación de las policías con competencia para el control y vigilancia del tránsito y transporte terrestre.

En este sentido, tiene bajo su responsabilidad absoluta, expedir y regular el otorgamiento de licencias para conducir, así como las placas identificatorias de vehículos destinados al uso público y privado.

Para el presente año la Institución tiene previsto un proyecto de presupuesto que asciende a la cantidad de Bs. 158.848,3 millones.

Es importante señalar que el INTTT, tiene previsto la realización de inversiones destinadas a continuar con la modernización y automatización de los sistemas informáticos, con miras a reducir el tiempo de respuesta a los usuarios, logrando el equipamiento idóneo para su funcionamiento eficaz.

Para lograr un óptimo desempeño de las funciones, se establecerán como canales de comercialización, las inspectorías y centros integrales existentes para la atención al público.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**139.088.890.761**
Transferencias para Financiar Gastos Corrientes	68.000.000.000
Ministerio de Infraestructura	68.000.000.000
Ingresos por Actividades Propias	64.094.470.922
Otros Ingresos Corrientes	6.994.419.839
Recursos de Capital	**1.714.224.152**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.714.224.152
Recursos Financieros	**18.045.219.981**
Disminución de Caja y Bancos	18.045.219.981
TOTAL	**158.848.334.894**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**146.359.746.584**
Gastos de Consumo	145.927.162.584
Gastos de Personal	120.385.939.982
Materiales y Suministros	9.782.413.086
Servicios no Personales	14.044.585.364
Otros Gastos de Instituciones Descentralizadas	1.714.224.152
Depreciación y Amortización	1.714.224.152
Otros Gastos Corrientes	432.584.000
Transferencias	432.584.000
Transferencias Corrientes al Sector Privado	420.584.000
Otras Transferencias	12.000.000
Gastos de Capital	**12.261.596.310**
Activos Reales	9.635.596.310
Activos Intangibles	2.626.000.000
Aplicaciones Financieras	**226.992.000**
Pasivos Financieros	226.992.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	226.992.000
Disminución de Otros Pasivos No Circulantes	226.992.000
Total	**158.848.334.894**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Derecho a Examen	Examen	278.457
Expedición, Renovación y Reválida de Licencias	Licencia	618.681
Derecho de Registro y Traspaso	Registro	401.365
Derecho de Placas Identificatorias	Placa	542.879
Derecho de Revisión Anual de Vehículos	Revisión	42.000
Derecho de Remoción o Arrastre de Vehículos	Autorización	4.786
Derecho por Estacionamiento de Vehículos	Autorización	1
Copia de Documentos	Copia	26
Otros Tipos de Tasas	Autorización	12.519
Ingeniería Ventas de Bienes y Servicios de la Administración Pública	Servicio	1.489.890

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**6.980**	**53.806.768.944**
Directivo	46	1.819.083.474
Profesional y Técnico	497	5.458.456.936
Administrativo	744	6.910.577.887
Personal Militar	5.567	38.974.522.108
Obrero	126	644.128.539
TOTAL	**6.980**	**53.806.768.944**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	4	14.567.199
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1.370	7.698.199.666
V	471.236 - 521.235	1.662	10.309.457.091
VI	521.236 - 571.235		
VII	571.236 - 621.235	1.544	10.954.275.833
VIII	621.236 - 671.235	481	3.720.344.605
IX	671.236 - 721.235		
X	721.236 - 771.235	1.014	9.195.177.052
XI	771.236 - 821.235	32	313.831.144
XII	821.236 - 871.235		
XIII	871.236 - 921.235	201	2.103.946.132
XIV	921.236 - 971.235	101	1.134.050.947
XV	971.236 - 1.021.235	103	1.207.850.216
XVI	1.021.236 - 1.071.235	2	25.369.331
XVII	1.071.236 - MAS	340	6.485.571.190
	TOTAL	**6.854**	**53.162.640.405**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	126	644.128.539
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**126**	**644.128.539**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios de Apoyo	1.151.637.336
02	Investigación y Tecnología	42.382.700.055
03	Registro y Regulación de Tránsito y Transporte	17.992.458.645
04	Servicios de Vigilancia	95.660.723.633
99	Partidas no Asignables a Programas	1.660.815.225
	TOTAL	**158.848.334.894**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	120.385.939.982
4.02	Materiales y Suministros	9.782.413.086
4.03	Servicios no Personales	14.044.585.364
4.04	Activos Reales	12.261.596.310
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	226.992.000
4.07	Transferencias	432.584.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.714.224.152
	TOTAL	**158.848.334.894**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**139.088.890.761**
Transferencias Para Financiar Gastos Corrientes	68.000.000.000
Ministerio de Infraestructura	68.000.000.000
Recursos Ordinarios	68.000.000.000
Ingresos por Actividades Propias	64.094.470.922
Venta de Servicios	64.094.470.922
Otros Ingresos Corrientes	6.994.419.839
Ingresos por Colocaciones Financieras	6.994.419.839
B. Gastos Corrientes	**146.359.746.584**
Gastos de Consumo	145.927.162.584
Gastos de Personal	120.385.939.982
Materiales y Suministros	9.782.413.086
Servicios no Personales	14.044.585.364
Otros Gastos de Instituciones Descentralizadas	1.714.224.152
Depreciación y Amortización	1.714.224.152
Otros Gastos Corrientes	432.584.000
Transferencias	432.584.000
Transferencias Corrientes al Sector Privado	420.584.000
Otras Transferencias	12.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**(7.270.855.823)**
II. Cuenta Capital	
A. Recursos de Capital	**(5.556.631.671)**
Desahorro en la Cuenta Corriente	(7.270.855.823)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.714.224.152
B. Gastos de Capital	**12.261.596.310**
Activos Reales	9.635.596.310
Adquisición de Maquinarias y Demás Equipos	1.168.834.510
Adquisición de Equipos de Transporte, Tracción y Elevación	239.960.000
Obras de Infraestructura	8.000.000.000
Otros Activos Reales	226.801.800
Activos Intangibles	2.626.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(17.818.227.981)**
III. Cuenta Financiera	
A. Recursos Financieros	**18.045.219.981**
Activos Financieros	18.045.219.981
Disminución de Caja y Banco	18.045.219.981
B. Aplicaciones Financieras	**18.045.219.981**
Pasivos Financieros	226.992.000
Servicio de la Deuda y Disminución de Otros Pasivos	226.992.000
Disminución de Otros Pasivos No Circulantes	226.992.000
Déficit Financiero	17.818.227.981

29
Ministerio de Planificación y Desarrollo

A0015
Corporación de Desarrollo de la Región
Central (CORPOCENTRO)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN CENTRAL (CORPOCENTRO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación de Desarrollo de la Región Central (CORPOCENTRO), fue creada por Decreto publicado en Gaceta Oficial Extraordinaria Nº 2.895, de fecha 28-12-81, teniendo como objetivo principal promover el desarrollo integral de la Región Central, mediante la planificación, promoción y coordinación de un desarrollo armónico sustentable de los estados Aragua, Carabobo y Cojedes, dentro de los lineamientos del Plan de la Nación de Desarrollo Económico y Social 2001 – 2007. En el año 2000, siguiendo lineamientos del Ministerio de adscripción, se amplió el ámbito funcional de la Corporación a los estados Miranda, Vargas y Distrito Capital.

Para el año 2005, CORPOCENTRO estima un presupuesto de Bs. 9.062,1 millones, los cuales se destinarán a promover mejoras y mantener la calidad de vida y bienestar de los habitantes de la Región Central, mediante la planificación y coordinación de un desarrollo armónico y sustentable.

Las fuentes de financiamiento que constituyen el presupuesto de ingresos de la Corporación son las siguientes: Aportes para gastos de funcionamientos del Ejecutivo Nacional a través del Ministerio de Planificación y Desarrollo por la cantidad de Bs. 8.826,1 millones (97,4%), ingresos por venta de bienes y servicios por la cantidad de Bs. 56,0 millones (0,6%), recursos por disminución de caja y bancos Bs. 130,0 millones (1,4%), del fondo de depreciación Bs. 45,0 millones (0,5%) y por otros ingresos Bs. 5,0 millones (0,1%).

Para el logro de sus objetivos los recursos se orientarán como se especifica a continuación: para gastos corrientes Bs. 6.114,1 millones (67,5%), para erogaciones de capital Bs. 2.808,0 millones (31,0%), disminución de pasivos Bs. 130,0 millones (1,4%) y para el incremento de otros activos financieros Bs. 10,0 millones (0,1%).

De acuerdo con la política de racionamiento del gasto, CORPOCENTRO orientará su visión hacia aquellos programas prioritarios que impulsan el desarrollo de la Región Central en concordancia a las competencias que le corresponde como organismo planificador, representante del Ministerio de Planificación y Desarrollo en la Región Central.

Con el fin de lograr sus objetivos, la Corporación dentro de sus principales metas presenta: Creación de oficinas únicas de coordinación de las ZEDES; Programa de fiscalización y control de la concesión Grafito I; Asistencia técnica a las empresas de la economía social; Explotación de la concesión minera Carbocentro I; Actualización del Plan de Desarrollo Regional; Producción y comercialización de alevines; Núcleos de Desarrollo Endógeno, identificación y caracterización de 11 núcleos; Apoyo a los Consejos Locales de Planificación Pública y a los Consejos Estadales de Coordinación de Políticas Públicas, para su fortalecimiento en la región central; Capacitación al sector productivo de la región central; entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**8.887.083.520**
Transferencias Para Financiar Gastos Corrientes	8.826.083.520
Del Sector Público	8.826.083.520
Ingresos por Actividades Propias	56.000.000
Venta de Bienes	14.000.000
Venta de Servicios	42.000.000
Otros Ingresos Corrientes	5.000.000
Ingresos de la Propiedad	5.000.000
Recursos de Capital	**45.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	45.000.000
Recursos Financieros	**130.000.000**
Activos Financieros	130.000.000
Disminución de Caja y Bancos	130.000.000
TOTAL	**9.062.083.520**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**6.114.083.520**
Gastos de Consumo	5.876.158.120
Gastos de Personal	4.849.385.880
Materiales y Suministros	329.472.240
Servicios no Personales	652.300.000
Otros Gastos de Instituciones Descentralizadas	45.000.000
Depreciación y Amortización	45.000.000
Otros Gastos Corrientes	237.925.400
Transferencias	237.925.400
Transferencias Corrientes al Sector Privado	237.925.400
Gastos de Capital	**2.808.000.000**
Activos Reales	2.778.000.000
Adquisición de Maquinarias y Demás Equipos	1.223.000.000
Otros Activos Reales	1.555.000.000
Activos Intangibles	30.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Aplicaciones Financieras	**140.000.000**
Activos Financieros	10.000.000
Adquisición de Inversiones Financieras	10.000.000
Pasivos Financieros	130.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	130.000.000
Disminución de Cuentas y Efectos a Pagar	130.000.000
TOTAL	**9.062.083.520**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programas y Proyectos con Financiamiento Ejecutados en las Zedes	Crédito Gestionado	1.815
Consolidación de los Núcleos de Desarrollo Endógeno	Banco de Proyecto	1
Planes Estratégicos de Núcleos de Desarrollo Endógeno, Región Central	Plan	12
Consolidación Núcleo de Desarrollo Endógeno Valle de Vigirima	Comunidad Consolidada	6
Consolidación de los Gabinetes Estadales	Reunión	12
Programa de Explotación de la Concesión Carbocentro I	Informe Técnico	2
Programa de Créditos a las Pymis a Través del Fondo Regional Especial de Desarrollo Industrial	Crédito Otorgado	40
Asistencia Técnica Impartidas al Sector Productivo	Productor Atendido	600
Plan de Desarrollo Regional (actualizado en Ordenamiento Territorial)	Plan	4
Reproducción de Semillas (alevines) de Especies Piscícola en el Centro Acuícola el Pao	Alevín	100.000
Comercialización de Alevines	Alevín	50.000
Asistencias Técnicas en el Área Piscícola	Productor Atendido	30
Sistema de Indicadores Sectoriales Para la Planificación Instalados en Municipios de la Región Central	Sistema Instalados	10

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**106**	**1.339.402.709**
Directivo	7	198.031.459
Profesional y Técnico	51	846.933.520
Administrativo	19	160.035.053
Obrero	29	134.402.677
Personal Contratado	**90**	**579.269.764**
Directivo	2	23.640.000
Profesional y Técnico	71	493.266.612
Administrativo	14	55.363.152
Obrero	3	7.000.000
TOTAL	**196**	**1.918.672.473**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.800.000
IV	421.236 - 471.235		
V	471.236 - 521.235	31	181.851.925
VI	521.236 - 571.235	27	170.211.780
VII	571.236 - 621.235	39	280.800.000
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	21	264.942.122
XVII	1.071.236 - MAS	45	874.663.969
TOTAL		**164**	**1.777.269.796**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	7.000.000
II	321.236 - 371.235		
III	371.236 - 421.235	28	127.725.749
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	1	6.676.928
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
TOTAL		**32**	**141.402.677**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**17**	**237.925.767**
Jubilado	15	203.903.801
Pensionado	2	34.021.966
TOTAL	**17**	**237.925.767**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES POR PARTIDAS

Sector	4.01	4.02	4.03	4.04	4.05
01	1.922.979.610	314.472.240	585.300.000	2.808.000.000	10.000.000
03	93.292.870		7.000.000		
14	2.833.113.400	15.000.000	60.000.000		
15					
TOTAL	**4.849.385.880**	**329.472.240**	**652.300.000**	**2.808.000.000**	**10.000.000**

SECTORES POR PARTIDAS (Continuación)

Sector	4.06	4.07	4.08	TOTAL
01				**5.640.751.850**
03				**100.292.870**
14		237.925.400		**3.146.038.800**
15	130.000.000		45.000.000	**175.000.000**
TOTAL	**130.000.000**	**237.925.400**	**45.000.000**	**9.062.083.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES

Código	Denominación	Presupuesto 2005
01	Dirección Superior	5.640.751.850
03	Agrícola	100.292.870
14	Seguridad Social	3.146.038.800
15	Gastos no Clasificados Sectorialmente	175.000.000
TOTAL		**9.062.083.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.849.385.880
4.02	Materiales y Suministros	329.472.240
4.03	Servicios no Personales	652.300.000
4.04	Activos Reales	2.808.000.000
4.05	Activos Financieros	10.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	130.000.000
4.07	Transferencias	237.925.400
4.08	Otros Gastos de Instituciones Descentralizadas	45.000.000
TOTAL		**9.062.083.520**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.887.083.520**
Transferencias Para Financiar Gastos Corrientes	8.826.083.520
Del Sector Público	8.826.083.520
De la Administración Central	8.826.083.520
Recursos Ordinarios	8.826.083.520
Ingresos por Actividades Propias	56.000.000
Venta de Bienes	14.000.000
Cachamas	6.000.000
Manuales	6.000.000
Infocentro	2.000.000
Venta de Servicios	42.000.000
Asistencia Técnica Alcaldías, Gobernaciones y/u Otros	42.000.000
Otros Ingresos Corrientes	5.000.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósitos	3.000.000
Otros Ingresos de la Propiedad	2.000.000
Intereses por Dinero en Deposito de Alquiler Sede	2.000.000
B. Gastos Corrientes	**6.114.083.520**
Gastos de Consumo	5.876.158.120
Gastos de Personal	4.849.385.880
Materiales y Suministros	329.472.240
Servicios no Personales	652.300.000
Otros Gastos de Instituciones Descentralizadas	45.000.000
Depreciación y Amortización	45.000.000
Otros Gastos Corrientes	237.925.400
Transferencias	237.925.400
Transferencias Corrientes al Sector Privado	237.925.400
Pensiones	20.757.012
Jubilaciones	125.115.404
Asistencia Técnica al Personal Pensionado	12.001.404
Asistencia Técnica al Personal Jubilado	80.051.580
C. Resultado Económico: Ahorro/(Desahorro)	**2.773.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**2.818.000.000**
Ahorro en la Cuenta Corriente	2.773.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	45.000.000
B. Gastos de Capital	**2.808.000.000**
Activos Reales	2.778.000.000
Adquisición de Maquinarias y Demás Equipos	1.223.000.000
Otros Activos Reales	1.555.000.000
Activos Intangibles	30.000.000
C. Resultado Financiero: Superávit / (Déficit)	**10.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**140.000.000**
Activos Financieros	130.000.000
Disminución de Cajas y Bancos	130.000.000
Superávit Financiero	10.000.000
B. Aplicaciones Financieras	**140.000.000**
Activos Financieros	10.000.000
Adquisición de Inversiones Financieras	10.000.000
Pasivos Financieros	130.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	130.000.000
Disminución de Cuentas y Efectos a Pagar	130.000.000

A0016

Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS LLANOS (CORPOLLANOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación de Desarrollo de Los Llanos (Corpollanos), es un ente de desarrollo regional, cuyo objetivo principal se orienta a promover el desarrollo integral en la región de los llanos conformada por los estados Guárico y Apure, a través de la investigación y asesoría técnica, capacitación, suministros de información y la realización de estudios para elevar la capacidad de gestión de las organizaciones públicas y de la sociedad civil.

Para el ejercicio fiscal 2005, la política presupuestaria de Corpollanos, ha sido formulada atendiendo a los lineamientos y directrices emanadas del Ejecutivo Nacional, contempladas en el Plan Operativo Nacional y en tal sentido para su financiamiento, ha unido los recursos obtenidos de su propia gestión Bs. 347,4 millones(venta de bienes y servicios, ingresos generados por bienes de su propiedad), el aporte recibido a través del Ministerio de Planificación y Desarrollo por Bs. 3.764,3 millones, Bs. 16,9 millones de incremento de depreciación acumulada y Bs. 130,0 millones de recursos financieros para conformar un total de ingresos de Bs. 4.258,7 millones.

En cuanto a la política de gastos se contemplan los recursos necesarios para financiar las actividades propias de la Corporación, cubrir los gastos de personal y de funcionamiento, así como también se estiman recursos para llevar a cabo la elaboración y ejecución de proyectos para el desarrollo de la región, que den respuesta a las demandas regionales.

La Corporación desarrollará sus acciones de acuerdo a una política de cobertura de servicios a prestar como son: Desarrollo de empresas asociativas, Formulación de proyectos que propicien el desarrollo rural, Apoyo de programas y proyectos que estimulen la desconcentración y descentralización territorial, Ejecutar el Plan de Emergencia por Inundaciones en el Municipio Páez del estado Apure, Promover el desarrollo de espacios fronterizos en función de sus potencialidades, Promover el desarrollo de actividades productivas en comunidades indígenas, Fortalecer los Consejos Locales de Coordinación y Planificación de Políticas Públicas, entre otros.

TITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.111.734.822**
Transferencias Para Financiar Gastos Corrientes	3.764.314.822
Del Sector Público	3.764.314.822
Ingresos por Actividades Propias	101.680.000
Venta de Bienes	1.680.000
Venta de Servicios	100.000.000
Otros Ingresos Corrientes	245.740.000
Ingresos de la Propiedad	245.740.000
Recursos de Capital	**16.949.884**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.949.884
Recursos Financieros	**129.999.996**
Pasivos Financieros	129.999.996
Incremento de Pasivos no Circulantes	129.999.996
TOTAL	**4.258.684.702**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.060.015.277**
Gastos de Consumo	3.936.215.309
Gastos de Personal	2.963.775.425
Materiales y Suministros	170.540.000
Servicios no Personales	784.950.000
Otros Gastos de Instituciones Descentralizadas	16.949.884
Depreciación y Amortización	16.949.884
Otros Gastos Corrientes	123.799.968
Transferencias	123.799.968
Transferencias Corrientes al Sector Privado	123.799.968
Gastos de Capital	**130.000.000**
Activos Reales	130.000.000
Adquisición de Maquinarias y Demás Equipos	75.000.000
Otros Activos Reales	55.000.000
Aplicaciones Financieras	**68.669.425**
Activos Financieros	43.829.976
Incremento de Caja y Bancos	43.829.976
Pasivos Financieros	24.839.449
Servicio de la Deuda Pública y Disminución de Otros Pasivos	24.839.449
Disminución de Cuentas y Efectos a Pagar	7.451.834
Disminución de Otros Pasivos Circulantes	17.387.615
TOTAL	**4.258.684.702**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programa de Cooperativas	Programa	1
Programa Agricultura Urbana	Programa	1
Programa de Desarrollo Turístico	Programa	1
Programa Palma Africana	Programa	1
Programa Cacao	Programa	1
Programa Ganadería Doble Propósito	Programa	1
Programa Trapiches Paneleros	Programa	1
Zedes Región de los Llanos	Documento	1
Sistema de Información de la Región de los Llanos	Programa	1
Programa Lombricultura	Programa	1
Proyecto Planta Procesadora de Harina de Maíz Precocida en la Zedes Boconó-Masparro	Programa	1

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyecto Centro Comunitario Auto Sustentable Sinaruco" Municipio Pedro Camejo del Estado Apure.	Proyecto	1
Programa de Fortalecimiento en la Actividad Pesquera	Proyecto	1
Programa de Promoción y Desarrollo de Cultivos Ciclo Corto	Programa	1
Programa de Emergencia Plan Reviba	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**35**	**486.448.347**
Directivo	8	193.873.731
Profesional y Técnico	16	188.852.050
Administrativo	5	69.728.678
Obrero	6	33.993.888
Personal Contratado	**83**	**651.535.228**
Directivo	9	98.643.320
Profesional y Técnico	30	255.985.928
Administrativo	19	184.203.746
Obrero	25	112.702.234
TOTAL	**118**	**1.137.983.575**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	30	255.985.928
X	721.236 - 771.235		
XI	771.236 - 821.235	19	184.203.746
XII	821.236 - 871.235		
XIII	871.236 - 921.235	9	98.643.320
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	16	188.852.050
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	13	263.602.409
	TOTAL	**87**	**991.287.453**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	25	112.702.234
IV	421.236 - 471.235		
V	471.236 - 521.235	6	33.993.888
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**31**	**146.696.122**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**14**	**77.629.608**
Jubilado	5	34.484.592
Pensionado	9	43.145.016
TOTAL	**14**	**77.629.608**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	403.219.257	1.491.817.795	379.639.321	689.099.052		**2.963.775.425**
4.02		23.500.000	147.040.000			**170.540.000**
4.03	90.900.000	123.000.000	486.050.000	85.000.000		**784.950.000**
4.04	60.000.000		70.000.000			**130.000.000**
4.05					43.829.976	**43.829.976**
4.06					24.839.449	**24.839.449**
4.07	123.799.968					**123.799.968**
4.08					16.949.884	**16.949.884**
TOTAL	**677.919.225**	**1.638.317.795**	**1.082.729.321**	**774.099.052**	**85.619.309**	**4.258.684.702**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	677.919.225
02	Asesoría y Apoyo	1.638.317.795
03	Administración y Servicios	1.082.729.321
04	Investigación y Desarrollo	774.099.052
99	Partidas no Asignables a Programas	85.619.309
	TOTAL	**4.258.684.702**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.963.775.425
4.02	Materiales y Suministros	170.540.000
4.03	Servicios no Personales	784.950.000
4.04	Activos Reales	130.000.000
4.05	Activos Financieros	43.829.976
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	24.839.449
4.07	Transferencias	123.799.968
4.08	Otros Gastos de Instituciones Descentralizadas	16.949.884
	TOTAL	**4.258.684.702**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.111.734.822**
Transferencias Para Financiar Gastos Corrientes	3.764.314.822
Del Sector Público	3.764.314.822
De la Administración Central	3.764.314.822
Ingresos por Actividades Propias	101.680.000
Venta de Bienes	1.680.000
Venta de Bienes de su propiedad	1.680.000
Venta de Servicios	100.000.000
Venta Bruta de Servicios	100.000.000
Otros Ingresos Corrientes	245.740.000
Ingresos de la Propiedad	245.740.000
Intereses por Dinero en Depósitos	500.000
Otros Ingresos de la Propiedad	245.240.000
Renta de Derecho a Explotación Bienes del Estado	45.240.000
Renta por Derecho de Usufructo de Bienes del Estado	200.000.000
B. Gastos Corrientes	**4.060.015.277**
Gastos de Consumo	3.936.215.309
Gastos de Personal	2.963.775.425
Materiales y Suministros	170.540.000
Servicios no Personales	784.950.000
Otros Gastos de Instituciones Descentralizadas	16.949.884
Depreciación y Amortización	16.949.884
Otros Gastos Corrientes	123.799.968
Transferencias	123.799.968
Transferencias Corrientes al Sector Privado	123.799.968
Pensiones y Jubilaciones	123.799.968
C. Resultado Económico : Ahorro/(Desahorro)	**51.719.545**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**68.669.429**
Ahorro en la Cuenta Corriente	51.719.545
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.949.884
B. Gastos de Capital	**130.000.000**
Activos Reales	130.000.000
Adquisición de Maquinarias y Demás Equipos	75.000.000
Otros Activos Reales	55.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(61.330.571)**
III. Cuenta Financiera	
A. Recursos Financieros	**129.999.996**
Pasivos Financieros	129.999.996
Incremento de Pasivos no Circulantes	129.999.996
B. Aplicaciones Financieras	**129.999.996**
Activos Financieros	43.829.976
Incremento de Caja y Bancos	43.829.976
Pasivos Financieros	24.839.449
Servicio de la Deuda y Disminución de Otros Pasivos	24.839.449
Disminución de Cuentas y Efectos a Pagar	7.451.834
Disminución de Otros Pasivos Circulantes	17.387.615
Déficit Financiero	61.330.571

A0018

Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS ANDES (CORPOANDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación de Desarrollo de la Región de los Andes (CORPOANDES), fue creada mediante Ley el 08 de Diciembre de 1964, y publicada en Gaceta Oficial número 27.619 del 05 de Diciembre de 1964 y establece dentro de sus objetivos principales fomentar, impulsar, propiciar y estimular el desarrollo de la Región de los Andes, con base a sus ventajas comparativas y competitivas.

Dentro de las principales metas de la Corporación se encuentran: la formulación del Plan de Desarrollo Regional; Plan Regional de inversiones Públicas; Programas de Desarrollo Frutícula ZEDEZ Sur del Lago; Identificación de los Núcleos de Desarrollo Endógenos dentro de las ZEDEZ; Sistema de Seguimiento y Evaluación de la Formulación de los Planes elaborados por otros Organismos; Plan Regional de Ordenamiento Territorial.

La estructura del presupuesto de ingresos para el ejercicio fiscal 2005, alcanzan a Bs. 8.904,3 millones derivados de las fuentes siguientes: Bs. 8.442,9 millones por Aporte del Ejecutivo Nacional; Bs. 100,0 millones por venta de bienes y servicios; Bs. 273,0 millones por ingresos de la Propiedad; Bs. 8,0 millones por incremento de la depreciación acumulada y Bs. 80,4 millones por Disminución de Caja y Bancos.

El presupuesto de gastos de la Corporación para el ejercicio fiscal 2005, se ubica en Bs. 8.904,3 millones, discriminados de la siguiente forma: Bs. 5.977,5 millones a gastos de personal; Bs. 322,0 millones para materiales y suministros; Bs. 496,3 millones se asignaron para servicios no personales; Bs. 373,0 millones para activos reales; Bs. 610,2 millones para atender el servicio de la deuda pública y disminución de otros pasivos; Bs. 1.117,2 millones para cubrir transferencias y Bs. 8,0 millones de la depreciación y amortización.

En cuanto a la cobertura de los servicios a prestar por esta Corporación para el 2005, tendrá como directrices estratégicas la transformación y modernización de la Administración Pública Nacional, el aumento de la eficiencia en el gasto de los recursos del Estado y al mejoramiento en la atención de las necesidades de la población en función de tres grandes líneas de acción:
-Gestión del conocimiento
-Planificación y seguimiento del Desarrollo Regional
-El Desarrollo de la Institucionalidad y las relaciones Estado – Sociedad

En función de estas líneas de acción se tiene previsto implementar los siguientes programas: Planificación y Seguimiento del Desarrollo Regional, donde se reafirma el financiamiento dada la importancia de la Planificación del Desarrollo como función fundamental del Estado. La planificación se aplica como una practica para transformar y construir nuevas realidades, alcanzar propósitos, interpretar los intereses de la sociedad e incorporar en las deliberaciones presentes las necesidades de las generaciones futuras.

Con relación a los Programas de Desarrollo de la Institucionalidad y la Relaciones Estado – Sociedad los mismos estarán orientados a fortalecer el desempeño de las distintas instituciones de la sociedad y al cultivo de las capacidades socio–políticas que permitan el ejercicio de procesos de participación crítica y protagónica, inclusión y tolerancia sobre las cuales se fundamentará la construcción de la democracia participativa. Así como la interacción con otras instituciones del Estado y entes públicos para la atención específica de aspectos identificados.

El programa se divide para su funcionalidad en dos Subprogramas: Investigación sobre la Institucionalidad y las relaciones Estado-Sociedad, se ejecutarán basados en el desarrollo de las siguientes actividades: lineamientos y metodología para la investigación, diagnósticos y tendencias sobre la institucionalidad en la región.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**8.815.917.537**
Transferencias Para Financiar Gastos Corrientes	8.442.917.537
Del Sector Público	8.442.917.537
Ingresos por Actividades Propias	100.000.000
Venta de Bienes	50.000.000
Venta de Servicios	50.000.000
Otros Ingresos Corrientes	273.000.000
Ingresos de la Propiedad	273.000.000
Recursos de Capital	**8.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.000.000
Recursos Financieros	**80.400.000**
Activos Financieros	80.400.000
Disminución de Caja y Bancos	80.400.000
TOTAL	**8.904.317.537**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**7.920.996.022**
Gastos de Consumo	6.803.844.758
Gastos de Personal	5.977.543.858
Materiales y Suministros	321.995.000
Servicios no Personales	496.305.900
Otros Gastos de Instituciones Descentralizadas	8.000.000
Depreciación y Amortización	8.000.000
Otros Gastos Corrientes	1.117.151.264
Transferencias	1.117.151.264
Transferencias Corrientes al Sector Público	1.117.151.264
Gastos de Capital	**373.000.000**
Activos Reales	203.000.000
Adquisición de Maquinarias y Demás Equipos	150.000.000
Otros Activos Reales	53.000.000
Activos Intangibles	170.000.000
Aplicaciones Financieras	**610.321.515**
Pasivos Financieros	610.321.515
Servicio de la Deuda Pública y Disminución de Otros Pasivos	610.321.515
Disminución de Cuentas y Efectos a Pagar	304.428.276
Disminución de Otros Pasivos no Circulantes	305.893.239
Total	**8.904.317.537**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Formulación del Plan de Desarrollo Regional	Informe	1
Plan Regional de Ordenamiento Territorial	Informe	1
Plan Regional de Inversiones Públicas	Informe	1
Lineamientos y Metodologías Para la Planificación del Desarrollo Regional	Informe	1
Plan de Desarrollo de las Zedes sur del Lago	Informe	1
Programas de Desarrollo Frutícola Zedes sur del Lago	Cooperativa	3
Identificación de los Núcleos de Desarrollo Endógeno Dentro de las Zedes	Informes	7
Sistema de Evaluación y Seguimiento de la Ejecución de los Planes	Informe	1
Sistema de Seguimiento y Evaluación de la Formulación de los Planes Elaborados por Otros Organismos	Documento	1
Plan de Formación Socio-institucional	Plan	1
Mecanismos de Evaluación de Competencias	Documento	1
Mapa de Necesidades y Potencialidades de la Región Andina	Mapa	1
Información y Documentación Regional	Informe y Documento	2
Plan de Promoción y Divulgación del Conocimiento Regional	Informe	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**262**	**1.780.718.881**
Directivo	16	228.253.926
Profesional y Técnico	112	996.104.678
Administrativo	61	253.390.399
Obrero	73	302.969.878
Personal Fijo a Tiempo Parcial	**1**	**3.530.318**
Profesional y Técnico	1	3.530.318
Personal Contratado	**12**	**91.373.408**
Profesional y Técnico	8	75.954.128
Obrero	4	15.419.280
TOTAL	**275**	**1.875.622.607**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	21	80.626.718
II	321.236 - 371.235	33	137.228.648
III	371.236 - 421.235	7	33.174.836
IV	421.236 - 471.235		
V	471.236 - 521.235	1	5.880.516
VI	521.236 - 571.235		
VII	571.236 - 621.235	16	112.969.920
VIII	621.236 - 671.235	13	100.923.483
IX	671.236 - 721.235	24	200.423.080
X	721.236 - 771.235	9	79.338.720
XI	771.236 - 821.235	30	281.017.645
XII	821.236 - 871.235	15	153.670.447
XIII	871.236 - 921.235	9	96.085.336
XIV	921.236 - 971.235	2	22.535.199
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	5	63.214.351
XVII	1.071.236 - MAS	13	190.144.550
	TOTAL	**198**	**1.557.233.449**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	4	15.419.280
II	321.236 - 371.235	72	298.064.782
III	371.236 - 421.235	1	4.905.096
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**77**	**318.389.158**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**111**	**756.750.568**
Jubilado	104	717.750.703
Pensionado	7	38.999.865
Obrero	**68**	**360.400.696**
Jubilado	62	328.600.635
Pensionado	6	31.800.061
TOTAL	**179**	**1.117.151.264**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES POR PARTIDAS

Sector	4.01	4.02	4.03	4.04
01	5.977.543.858	321.995.000	496.305.900	373.000.000
15				
TOTAL	**5.977.543.858**	**321.995.000**	**496.305.900**	**373.000.000**

SECTORES POR PARTIDAS (Continuación)

Sector	4.06	4.07	4.08	TOTAL
01		1.117.151.264		**8.285.996.022**
15	610.321.515		8.000.000	**618.321.515**
TOTAL	**610.321.515**	**1.117.151.264**	**8.000.000**	**8.904.317.537**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES

Código	Denominación	Presupuesto 2005
01	Dirección Superior	8.285.996.022
15	Gastos no Clasificados Sectorialmente	618.321.515
	Total	**8.904.317.537**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.977.543.858
4.02	Materiales y Suministros	321.995.000
4.03	Servicios no Personales	496.305.900
4.04	Activos Reales	373.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	610.321.515
4.07	Transferencias	1.117.151.264
4.08	Otros Gastos de Instituciones Descentralizadas	8.000.000
	TOTAL	**8.904.317.537**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.815.917.537**
Transferencias Para Financiar Gastos Corrientes	8.442.917.537
Del Sector Público	8.442.917.537
De la Administración Central	8.442.917.537
Ingresos por Actividades Propias	100.000.000
Venta de Bienes	50.000.000
Lote de Vehiculos	50.000.000
Venta de Servicios	50.000.000
Ventas de Servicios	25.000.000
Otros Ingresos	25.000.000
Otros Ingresos Corrientes	273.000.000
Ingresos de la Propiedad	273.000.000
Intereses por Dinero en Depósitos	173.000.000
Otros Ingresos de la Propiedad	100.000.000
Otras Rentas Utilidades(div)	100.000.000
B. Gastos Corrientes	**7.920.996.022**
Gastos de Consumo	6.803.844.758
Gastos de Personal	5.977.543.858
Materiales y Suministros	321.995.000
Servicios no Personales	496.305.900
Otros Gastos de Instituciones Descentralizadas	8.000.000
Depreciación y Amortización	8.000.000
Otros Gastos Corrientes	1.117.151.264
Transferencias	1.117.151.264
Transferencias Corrientes al Sector Público	1.117.151.264
C. Resultado Económico : Ahorro /(Desahorro)	**894.921.515**
II. Cuenta Capital	
A. Recursos de Capital	**902.921.515**
Ahorro en la Cuenta Corriente	894.921.515
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	8.000.000
B. Gastos de Capital	**373.000.000**
Activos Reales	203.000.000
Adquisición de Maquinarias y Demás Equipos	150.000.000
Otros Activos Reales	53.000.000
Activos Intangibles	170.000.000
C. Resultado Financiero : Superávit / (Déficit)	**529.921.515**
III. Cuenta Financiera	
A. Recursos Financieros	**610.321.515**
Activos Financieros	80.400.000
Disminución de Cajas y Bancos	80.400.000
Superávit Financiero	529.921.515
B. Aplicaciones Financieras	**610.321.515**
Pasivos Financieros	610.321.515
Servicio de la Deuda y Disminución de Otros Pasivos	610.321.515
Disminución de Cuentas y Efectos a Pagar	304.428.276
Disminución de Otros Pasivos no Circulantes	305.893.239

A0019
Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN ZULIANA (CORPOZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación de Desarrollo de la Región Zuliana (CORPOZULIA) fue creada según decreto publicado en la Gaceta Oficial N° 28.979 de fecha 26-7-1.969 donde se establece que el objetivo principal de esta corporación esta orientado a la promoción del desarrollo estratégico, orgánico e integral del Estado Zulia, mediante la detección, identificación y aprovechamiento de las ventajas comparativas territoriales existentes, especialmente en aquellos sectores de la economía regional que contribuyen significativamente al mejoramiento del proceso productivo, regional y nacional.

Para el año 2005, el presupuesto de CORPOZULIA se estima en la cantidad de Bs. 182.552,1 millones y su financiamiento estará constituido por las siguientes fuentes: Bs.152.000,6 millones por Ingresos Corrientes (83,3%), Bs. 700,0 millones (0,4%); provenientes del Fondo de la Depreciación y Amortización y Bs. 29.851,5 millones (16,3%) por la Disminución de Caja y Bancos y disminución de Otras Cuentas y Efectos a Cobrar.

Los desembolsos corrientes se estiman en Bs. 48.765,9 millones, de los cuales las erogaciones más significativas corresponden a los Gastos de Personal por Bs. 26.214,8 millones, Materiales y Suministros Bs. 2.159,6 millones, Servicios no Personales Bs. 8.244,4 millones, Transferencias por Bs. 11.447,1 millones y Depreciación y Amortización Bs. 700,0 millones. Los Gastos de Inversión se estiman en Bs. 99.461,8 millones y serán destinados a la adquisición de otras Maquinarias, Muebles y Demás Equipos de Oficina, Activos Intangibles y Gastos Capitalizable, en tanto que las Aplicaciones Financieras se estiman en 34.324,4 millones.

Dentro de los objetivos a cumplir por CORPOZULIA se consideran: el financiamiento de programas y proyectos de inversión, enmarcados, dentro de las orientaciones provenientes del gobierno nacional, en el área social, económica, territorial político institucional e internacional, considerando la participación de la Gobernación del Estado Zulia así como Alcaldías y demás Instituciones Nacionales del Sector Público y Privado.

En cuanto a la política de inversión se contemplan lineamientos del Plan Operativo 2005 (POAN) planes regionales, y los planes de las zonas especiales formulados conjuntamente con otras instituciones, y con la participación de las comunidades considerando promover actividades que conlleven al desarrollo de proyectos generadores de valor agregado y empleo.

En el sector agrícola se continuará apoyando financieramente proyectos para continuar incentivando la producción en diversos renglones agrícolas; igualmente se incluye el proyecto de Construcción y Mejoramiento de la Infraestructura Agrícola. En esta área se prestará asistencia técnica a los productores con el objeto de obtener los mayores rendimientos de la producción agrícola vegetal y animal de la región. Todos los proyectos mencionados anteriormente se realizan en coordinación y con los Ministerios relacionados, Universidad del Zulia, INTI, y otras organizaciones públicas y privadas, a través de convenios establecidos para cada caso.

Por otra parte se incluyen el desarrollo agroindustrial, como política desconcentradora de población y como mecanismo que agrega valor a la producción agropecuaria, considerando dentro de estos rubros el procesamiento de uva, cacao entre otras; igualmente en la pequeña y mediana empresa (PYME), a través de programas de capacitación, promoción y de apoyo financiero. Se continuará con el programa de desarrollo carbonero, como soporte indispensable para el fortalecimiento de la región zuliana en armonía con el medio ambiente, de manera tal que los proyectos sean factibles integralmente; igualmente se adelantan los estudios y exploraciones geológicas de diferentes minerales metálicos y no metálicos, para determinar las potenciales existencias con el fin de promocionar la producción y transformación comercial de dichos minerales, generando valor y empleo en apoyo del desarrollo económico social de la región.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**152.000.574.141**
Otros Ingresos Corrientes	152.000.574.141
Ingresos por Aportes y Contribuciones	57.600.000.000
Ingresos de la Propiedad	94.375.574.141
Otros Ingresos Diversos	25.000.000
Recursos de Capital	**700.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	700.000.000
Recursos Financieros	**29.851.565.956**
Activos Financieros	29.851.565.956
Disminución de Caja y Bancos	9.205.966.142
Disminución de Cuentas y Efectos a Cobrar	20.016.790.310
Disminución de Otros Activos Circulantes	628.809.504
TOTAL	**182.552.140.097**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**48.765.954.607**
Gastos de Consumo	37.318.829.834
Gastos de Personal	26.214.813.321
Materiales y Suministros	2.159.579.539
Servicios no Personales	8.244.436.974
Otros Gastos de Instituciones Descentralizadas	700.000.000
Depreciación y Amortización	700.000.000
Otros Gastos Corrientes	11.447.124.773
Transferencias	11.447.124.773
Transferencias Corrientes al Sector Privado	10.607.124.773
Transferencias Corrientes al Sector Público	840.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Gastos de Capital	**99.461.761.190**
Activos Reales	21.065.891.147
Repuestos y Reparaciones Mayores	784.120.689
Adquisición de Maquinarias y Demás Equipos	4.869.089.904
Obras de Infraestructuras - Estudios y Proyectos	7.625.837.684
Estudios y Proyectos Para Inversión en Activo Fijo	2.841.451.664
Conservaciones Ampliaciones y Mejoras	4.459.746.522
Otros Activos Reales	485.644.684
Activos Intangibles	477.789.310
Gastos Capitalizables	77.918.080.733
Gastos de Personal	1.891.639.747
Materiales y Suministros	1.559.939.920
Servicios no Personales	8.099.605.720
Transferencias	66.366.895.346
Aplicaciones Financieras	**34.324.424.300**
Activos Financieros	34.124.424.300
Concesión de Préstamos	33.544.424.300
Adquisición de Inversiones Financieras	580.000.000
Pasivos Financieros	200.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar	200.000.000
TOTAL	**182.552.140.097**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Financiamiento para el Desarrollo de Plátano y Musaceas.	Hectareas	120
Financiar la Siembra de Frutales.	Hectareas	100
Producción de Plantas Frutales.	Plantas	30.000
Producción de Miel Extraída.	Botellas	1.200
Guasare.	Hectareas	100
Elaboración de Vino.	Litros	20.000
Producción de Uva de Mesa.	Kgs.	50.000
Capacitación. y Asesoría a Empresarios Noveles y en Desarrollo.	Taller	6
Capacitar a Través de Cursos de Administración Básica.	Curso	6
Preservación de las Instalaciones del Castillo de San Carlos.	Metros 2	7.500
Otorgamiento de Crédito para Servicio.(Posadas, Restaurante y Transporte Turístico)	Créditos	10
Financiamiento a Pequeñas Cooperativas.	Cooperativas	7
Suministro de Tanques para Almacenamiento de Agua.	Tanques	2.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**558**	**4.416.274.490**
Directivo	43	712.824.753
Profesional y Técnico	131	1.425.147.455
Administrativo	94	731.914.699
Docente	10	63.787.224
Médico	4	36.276.491
Obrero	276	1.446.323.868
Personal Contratado	**165**	**1.133.887.484**
Directivo	3	52.161.980
Profesional y Técnico	94	644.990.808
Administrativo	47	263.772.360
Docente	5	28.098.288
Médico	16	144.864.048
TOTAL	**723**	**5.550.161.974**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	31	119.150.300
II	321.236 - 371.235	15	63.371.724
III	371.236 - 421.235	10	46.498.356
IV	421.236 - 471.235	23	125.817.720
V	471.236 - 521.235	17	104.531.192
VI	521.236 - 571.235	33	214.594.379
VII	571.236 - 621.235	48	342.877.188
VIII	621.236 - 671.235	22	174.337.576
IX	671.236 - 721.235	26	217.058.467
X	721.236 - 771.235	33	298.217.052
XI	771.236 - 821.235	27	260.893.188
XII	821.236 - 871.235	29	294.978.000
XIII	871.236 - 921.235	21	228.861.756
XIV	921.236 - 971.235	23	261.255.900
XV	971.236 - 1.021.235	7	85.575.140
XVI	1.021.236 - 1.071.235	11	140.535.044
XVII	1.071.236 - MAS	71	1.125.285.124
TOTAL		**447**	**4.103.838.106**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	30	125.826.908
III	371.236 - 421.235	176	837.526.794
IV	421.236 - 471.235	17	96.080.517
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	53	386.889.649
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021. 235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
TOTAL		**276**	**1.446.323.868**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**66**	**1.327.048.907**
Jubilado	53	1.126.677.125
Pensionado	13	200.371.782
Obrero	**19**	**286.314.288**
Jubilado	10	160.810.254
Pensionado	9	125.504.034
TOTAL	**85**	**1.613.363.195**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES POR PARTIDAS

Sector	4.01	4.02	4.03	4.04	4.05
01	22.044.584.205	2.178.662.947	8.579.382.703	5.653.062.016	
03	3.566.106.459	1.363.702.022	1.419.270.113	2.077.745.101	7.369.000.300
04	543.404.479	40.643.083	3.232.025.282	5.360.668.275	
05	1.053.670.115	15.972.666	139.543.621	42.173.913	18.157.024.000
06	256.194.562	98.988.741	2.068.693.775	4.823.931.152	995.000.000
13	642.493.248	21.550.000	905.127.200	3.586.100.000	7.603.400.000
15					
TOTAL	**28.106.453.068**	**3.719.519.459**	**16.344.042.694**	**21.543.680.457**	**34.124.424.300**

SECTORES POR PARTIDAS (Continuación)

Sector	4.06	4.07	4.08	TOTAL
01		11.447.124.774		**49.902.816.645**
03		250.431.859		**16.046.255.854**
04		2.300.877.280		**11.477.618.399**
05		700.000.000		**20.108.384.315**
06		1.727.586.206		**9.970.394.436**
13		7.244.000.000		**20.002.670.448**
15	200.000.000	54.144.000.000	700.000.000	**55.044.000.000**
TOTAL	**200.000.000**	**77.814.020.119**	**700.000.000**	**182.552.140.097**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES

Código	Denominación	Presupuesto 2005
01	Dirección Superior	49.902.816.645
03	Agrícola	16.046.255.854
04	Energía, Minas y Petróleo	11.477.618.399
05	Industria y Comercio	20.108.384.315
06	Turismo y Recreación	9.970.394.436
13	Desarrollo Social y Participación	20.002.670.448
15	Gastos no Clasificados Sectorialmente	55.044.000.000
TOTAL		**182.552.140.097**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	28.106.453.068
4.02	Materiales y Suministros	3.719.519.459
4.03	Servicios no Personales	16.344.042.694
4.04	Activos Reales	21.543.680.457
4.05	Activos Financieros	34.124.424.300
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
4.07	Transferencias	77.814.020.119
4.08	Otros Gastos de Instituciones Descentralizadas	700.000.000
TOTAL		**182.552.140.097**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**152.000.574.141**
Otros Ingresos Corrientes	152.000.574.141
Ingresos por Aportes y Contribuciones	57.600.000.000
Dividendos por Participación en Otras Empresas	57.600.000.000
Ingresos de la Propiedad	94.375.574.141
Intereses por Dinero en Depósitos	3.543.753.600
Otros Ingresos de la Propiedad	90.831.820.541
Intereses por Préstamos Concedidos	740.617.721
Arrendamiento por Concesiones Mineras	88.593.839.820
Arrendamiento Puerto Carbonífero	760.480.500
Otras Rentas o Utilidades(programas y Proyectos)	736.882.500
Otros Ingresos Diversos	25.000.000
B. Gastos Corrientes	**48.765.954.607**
Gastos de Consumo	37.318.829.834
Gastos de Personal	26.214.813.321
Materiales y Suministros	2.159.579.539
Servicios no Personales	8.244.436.974
Otros Gastos de Instituciones Descentralizadas	700.000.000
Depreciación y Amortización	700.000.000
Otros Gastos Corrientes	11.447.124.773
Transferencias	11.447.124.773
Transferencias Corrientes al Sector Privado	10.607.124.773
Transferencias Corrientes al Sector Privado	9.600.405.761
Asistencia Social al Pensionado	225.534.160
Asistencia Social al Personal Jubilado	781.184.852
Transferencias Corrientes al Sector Público	840.000.000
Transferencias Corrientes al Sector Público	840.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**103.234.619.534**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**103.934.619.534**
Ahorro en la Cuenta Corriente	103.234.619.534
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	700.000.000
B. Gastos de Capital	**99.461.761.190**
Activos Reales	21.065.891.147
Repuestos y Reparaciones Mayores	784.120.689
Adquisición de Maquinarias y Demás Equipos	4.869.089.904
Obras de Infraestructura	7.625.837.684
Estudios y Proyectos Para Inversión en Activo Fijo	2.841.451.664
Conservaciones Ampliaciones y Mejoras	4.459.746.522
Otros Activos Reales	485.644.684
Activos Intangibles	477.789.310
Gastos Capitalizables	77.918.080.733
Gastos de Personal	1.891.639.747
Materiales y Suministros	1.559.939.920
Servicios no Personales	8.099.605.720
Transferencias	66.366.895.346
C. Resultado Financiero: Superávit / (Déficit)	**4.472.858.344**
III. Cuenta Financiera	
A. Recursos Financieros	**34.324.424.300**
Activos Financieros	29.851.565.956
Disminución de Cajas y Bancos	9.205.966.142
Disminución de Cuentas y Efectos a Cobrar	20.016.790.310
Disminución de Otros Activos Circulantes	628.809.504
Superávit Financiero	4.472.858.344
B. Aplicaciones Financieras	**34.324.424.300**
Activos Financieros	34.124.424.300
Concesión de Préstamos	33.544.424.300
Adquisición de Inversiones Financieras	580.000.000
Pasivos Financieros	200.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar	200.000.000

A0024
Corporación Venezolana de Guayana (C.V.G)

CORPORACIÓN VENEZOLANA DE GUAYANA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación Venezolana de Guayana (CVG), es un instituto autónomo cuya actividad principal está orientada hacia las áreas: mineras, tecnológicas, agroforestales, turísticas, sociales, entre otras, lo cual contribuye al desarrollo nacional, a través de la promoción del desarrollo integral de la Región Guayana.

- INGRESOS:

La CVG para el ejercicio fiscal 2005, estima un presupuesto de ingresos que asciende a Bs. 888,6 millones, con los cuales prevé financiar los programas de planificación, promoción y coordinación interinstitucional, a través de:

- RECURSOS PROPIOS
  - Venta de parcelas y arrendamientos.
  - Ingresos por concepto de regalías, arrendamientos de parcelas mineras y minerales no metálicos.
  - Venta de productos agropecuarios, búfalos, productos forestales, pesqueros y servicios de silos y almacenaje.
  - Prestación de servicios públicos tales como: el programa de obras sanitarias e hidráulicas y el servicio de los muelles de San Félix y Palúa.
  - Convenio con el Banco Central de Venezuela para realizar la III Encuesta Nacional de Presupuesto Familiar.
- RECURSOS PROVENIENTES DE LAS EMPRESAS TUTELADAS
  - Por concepto de los Servicios Corporativos el 1,5% de las ventas brutas de las empresas tuteladas.
  - Recursos provenientes de las empresas donde la CVG tiene participación mayoritaria y minoritaria (Dividendos).
  - El aporte Corporativo de las Empresas para la operación y mantenimiento de la Red de Monitoreo de Calidad de Agua y Aire para Ciudad Guayana.
  - Excedente caja de Sidor (Contrato de Cuentas en Participación CVG-SIDOR).

- EGRESOS:

El presupuesto de gastos para el año 2005, se ubica en Bs. 888,6 millones, con los cuales la CVG aplicará una política de gastos con austeridad y caracterizada por el control de su gestión administrativa y la revisión y adecuación de sus procesos para hacerlos más eficientes y expeditos para apoyar programas de la CVG y del Ejecutivo. Entre los gastos más importantes se destacan:

- Culminación de las obras en ejecución.
- Ejecución de Obras nuevas contempladas en el Plan de Inversiones con la finalidad de elevar el nivel de vida de la población.
- Continuar con el Programa de Rehabilitación de Acueductos en la Región Guayana y Desarrollo de nuevos Macro-Servicios.
- Fortalecimiento de las actividades de promoción, coordinación y asistencia técnica.
- Mantenimiento y operación de los servicios de acueductos.
- Desarrollo de las Zonas Económicas Especiales.
- Continuar con la ejecución de los Proyectos de Desarrollo Endógeno.
- Continuar con el apoyo a los Programas del Ejecutivo Nacional (Vuelvan Caras, Barrio Adentro, Misiones Educativas, Ruedas de Negocios).

Todo ello estará incluido para su financiamiento en los sectores de: Dirección Superior; Agrícola; Energía y Minas; Industria y Comercio; Vivienda, Desarrollo Urbano y Servicios Conexos y Desarrollo Social y Participación.

La CVG hará énfasis en la ejecución de los programas de planificación, promoción y coordinación del desarrollo integral y ambiental de la Región Guayana y sus áreas de influencia. Continuar con el fortalecimiento de la identidad regional y autoestima de la población a través de eventos radiofónicos y culturales, brindar atención médica oportuna a sus trabajadores con el fin de garantizar su bienestar, igualmente dar el servicio de atención a los hijos de los funcionarios durante la jornada de trabajo.

Contribuir con el cumplimiento del Plan Excepcional de Compras del Estado a través de las Ruedas de Negocio para coadyuvar en la disminución del desempleo en la Región. Así como la coordinación, tutela y mejora en la gestión de sus empresas tuteladas, para el manejo eficiente de la administración de su patrimonio.

Promover y prestar la asistencia técnica necesaria para la creación y fortalecimiento de proyectos y empresas agroforestales, el manejo de bosques y plantaciones, la investigación aplicada para el desarrollo del sector y continuar con la ejecución de los Proyectos Desarrollo Endógeno.

Promover y prestar la asistencia técnica necesaria para el desarrollo y consolidación de la pequeña, mediana y gran minería y los estudios de caracterización físico-ambiental de las áreas mineras para su recuperación.

Promover, prestar la asistencia técnica y el apoyo institucional requerido para el fortalecimiento, diversificación y consolidación del tejido industrial de la región, con énfasis en la pequeña y mediana empresa.

En este sentido la política de gastos está orientada hacia la promoción activa de la región en el ámbito nacional e internacional, la atracción de inversiones e incentivos, diversificación e incremento de las exportaciones regionales, etc.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**287.023.548.146**
Ingresos por Actividades Propias	16.361.855.891
Venta de Bienes	6.248.079.251
Venta de Servicios	10.113.776.640
Otros Ingresos Corrientes	270.661.692.255
Ingresos por Aportes y Contribuciones	246.661.692.255
Ingresos de la Propiedad	24.000.000.000
Recursos de Capital	**283.747.575.131**
Venta de Activos Fijos	237.000.000
Transferencias para Financiar Gastos de Capital	282.610.670.113
Ministerio de Planificación y Desarrollo	282.610.670.113
Recursos provenientes de la Ley de Endeudamiento	282.610.670.113
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	899.905.018
Recursos Financieros	**317.879.041.300**
Activos Financieros	297.879.041.300
Disminución de Caja y Bancos	5.686.512.000
Disminución de Inversiones Temporales	180.763.589.000
Disminución de Cuentas y Efectos a Cobrar	111.428.940.300
Pasivos Financieros	20.000.000.000
Incremento de Cuentas y Efectos a Cobrar	20.000.000.000
TOTAL	**888.650.164.577**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**240.223.201.637**
Gastos de Consumo	226.676.374.543
Gastos de Personal	145.245.432.233
Materiales y Suministros	27.745.598.954
Servicios no Personales	52.785.438.338
Otros Gastos de Instituciones Descentralizadas	899.905.018
Depreciación y Amortización	899.905.018
Otros Gastos Corrientes	13.546.827.094
Transferencias	13.546.827.094
Transferencias Corrientes al Sector Privado	8.086.627.094
Transferencias Corrientes al Sector Público	4.960.200.000
Otras Transferencias	500.000.000
Gastos de Capital	**509.326.579.523**
Activos Reales	483.643.491.133
Repuestos y Reparaciones Mayores	2.980.252.088
Adquisición de Maquinarias y Demás Equipos	25.160.996.345
Obras de Infraestructura (Ley de Endeudamiento)	275.828.188.785
Obras de Infraestructuras - Estudios y Proyectos	81.431.217.946
Estudios y Proyectos Para Inversión en Activo Fijo	7.889.393.609
Conservaciones Ampliaciones y Mejoras	87.353.442.360
Otros Activos Reales	3.000.000.000
Activos Intangibles	3.302.400.000
Gastos Capitalizables	22.380.688.390
Servicios no Personales	22.380.688.390
Aplicaciones Financieras	**139.100.383.417**
Activos Financieros	70.443.065.568
Aportes de Capital a Empresas Públicas Nacionales No Financieras	6.782.481.328
Adquisición de Inversiones Financieras	63.660.584.240
Pasivos Financieros	68.657.317.849
Servicio de la Deuda Pública y Disminución de Otros Pasivos	68.657.317.849
Disminución de Otros Pasivos Circulantes	68.657.317.849
TOTAL	**888.650.164.577**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Crear el Instituto de Investigaciones Tecnológicas de la CVG y sus empresas tuteladas.	Instituto	1
Otorgar créditos a la micro, pequeña y mediana empresa.	Crédito Otorgado	180
Regularización de la tenencia de la tierra para parcelas ubicadas en la Región Guayana.	Documento Protocolizado	10.000
Prestar apoyo interinstitucional en la formulación de programas y proyectos de desarrollo económico y tecnológico en los Estados Amazonas y Delta Amacuro.	N° Proyecto	65
Promover el desarrollo agrícola, agroindustrial y forestal en la Región Guayana.	Informe	4
Incorporar a la producción agroforestal las hectáreas intervenidas por actividades de conucos mediante la siembra de cultivos agrícolas asociados con caucho natural, en los Municipios Atures y Atabapo, del Edo. Amazonas.	Hectárea	25
Instalación de dos empresas para la explotación de minerales no metálicos en áreas de CVG.	N° Empresa	2
Promover la creación e implantación de siete empresas en los Sectores Manufactura, Servicios y Turismo.	N° Empresa	7
Promover la Creación de Pymes a través del Programa de Incubación de Semillero de Empresas.	Pyme	20
Elaborar y Evaluar Estudios y Proyectos de Arquitectura e Ingeniería Para la Región Guayana.	Proyecto	111
Construir obras de infraestructura y servicios en la Región Guayana.	Obra	34
Ampliar y mejorar obras de infraestructura y servicios en la Región Guayana.	Obra	79
Reparar obras de infraestructura y servicios en la Región Guayana.	Obra	1
Formación de jóvenes de comunidades indígenas como promotores en el área etnobotánica.	N° Persona	30
Consolidar cooperativas en la Región Guayana.	Cooperativa	100
Construcción de acueductos en la región.	Obra	4
Apoyo a la gestión de CVG a nivel nacional e internacional.	N° Visita	100
Consolidación de cobertura de la emisora de La Voz de Guayana en cinco zonas: Puerto Ayacucho, Caicara del Orinoco, Canaima, Guri y Kanavayen.	N° Zona	5

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Elaboración de documentos de asesoría y asistencia jurídica para las unidades de la CVG y empresas tuteladas.	Documento	1.000
Elaboración de informes de control de gestión: CVG, Empresas Tuteladas y ejecución física.	Documento	12
Elaboración de planes de desarrollo urbanísticos.	Documento	6
Producir indicadores de corto plazo de precio, volumen y valor Para actividades económicas, agrícola, agua, electricidad y manufactura.	Mapa	489
Producir documentos con información estadística de Guayana.	Estudio	38
Atención médica preventiva y curativa a personas.	Persona	70.000
Realizar inspecciones ambientales conjuntamente con autoridades competentes nacionales, regionales y locales.	Inspección	24
Coordinar la inclusión de participantes en los programas de desarrollo y formación.	Participante	2.500
Elaborar informes para la consolidación de programas interinstitucionales relacionados con el desarrollo de la región.	Informe	60
Coordinar la asignación de créditos Para los programas de la Zedes Mesa de Guanipa financiados a través de Fonzedes (ganadería doble propósito, pastos, programas de siembra, sistema de riego y maquinarias)	N° Crédito	60
Fortalecer a Pymes y/o coorperativas que participan de la demanda contenida en los planes excepcionales de compras del Estado, de CVG y empresas tuteladas.	Pyme y/o Cooperativa	120
Mantener la certificación internacional de protección de buques e instalaciones portuarias en los terminales portuarios de la CVG.	N° de Auditoria	48
Producir y distribuir agua potable en la región.	Mm M3	259

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2.478**	**47.852.361.383**
Directivo	82	3.633.141.431
Profesional y Técnico	895	24.248.352.046
Administrativo	482	12.929.919.883
Docente	30	955.333.316
Médico	14	433.210.708
Obrero	975	5.652.403.999
Personal Fijo a Tiempo Parcial	**34**	**554.155.496**
Profesional y Técnico	3	50.872.517
Docente	6	101.745.034
Médico	25	401.537.945
Personal Contratado	**490**	**4.323.500.000**
Directivo	10	168.444.480
Profesional y Técnico	55	977.144.420
Administrativo	20	336.888.880
Médico	5	84.222.220
Obrero	400	2.756.800.000
TOTAL	**3.002**	**52.730.016.879**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	14	105.901.253
IX	671.236 - 721.235		
X	721.236 - 771.235	52	477.836.561
XI	771.236 - 821.235		
XII	821.236 - 871.235	37	380.514.953
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	99	1.172.956.806
XVI	1.021.236 - 1.071.235	69	874.646.565
XVII	1.071.236 - MAS	1.356	41.308.956.742
TOTAL		**1.627**	**44.320.812.880**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1.375	8.409.203.999
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
TOTAL		**1.375**	**8.409.203.999**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**536**	**6.615.871.067**
Jubilado	372	5.419.871.067
Pensionado	164	1.196.000.000
Obrero	**76**	**603.756.027**
Jubilado	76	603.756.027
TOTAL	**612**	**7.219.627.094**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES POR PARTIDAS

Sector	4.01	4.02	4.03	4.04
01	54.288.519.314	6.125.899.553	16.987.659.393	10.152.543.502
03	11.364.744.946	1.276.615.149	503.556.489	1.174.828.362
04	1.956.055.348	39.300.000	1.364.635.304	236.228.550
05	3.187.984.641	61.430.720	611.286.000	5.000.000
11	24.867.252.276	12.749.874.597	29.237.960.097	182.984.589.483
13	4.957.861.722	1.862.978.935	1.009.129.444	728.472.451
15	44.623.013.986	5.629.500.000	25.451.900.001	291.664.228.785
TOTAL	**145.245.432.233**	**27.745.598.954**	**75.166.126.728**	**486.945.891.133**

SECTORES POR PARTIDAS (Continuación)

Sector	4.05	4.06	4.07	4.08	TOTAL
01			20.000.000		**87.574.621.762**
03			80.000.000		**14.399.744.946**
04					**3.596.219.202**
05					**3.865.701.361**
11					**249.839.676.453**
13					**8.558.442.552**
15	70.443.065.568	68.657.317.849	13.446.827.094	899.905.018	**520.815.758.301**
TOTAL	**70.443.065.568**	**68.657.317.849**	**13.546.827.094**	**899.905.018**	**888.650.164.577**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES

Código	Denominación	Presupuesto 2005
01	Dirección Superior	87.574.621.762
03	Agrícola	14.399.744.946
04	Energía, Minas y Petróleo	3.596.219.202
05	Industria y Comercio	3.865.701.361
11	Desarrollo Urbano, Vivienda y Servicios Conexos	249.839.676.453
13	Desarrollo Social y Participación	8.558.442.552
15	Gastos no Clasificados Sectorialmente	520.815.758.301
TOTAL		**888.650.164.577**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	145.245.432.233
4.02	Materiales y Suministros	27.745.598.954
4.03	Servicios no Personales	75.166.126.728
4.04	Activos Reales	486.945.891.133
4.05	Activos Financieros	70.443.065.568
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	68.657.317.849
4.07	Transferencias	13.546.827.094
4.08	Otros Gastos de Instituciones Descentralizadas	899.905.018
TOTAL		**888.650.164.577**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**287.023.548.146**
Ingresos por Actividades Propias	16.361.855.891
Venta de Bienes	6.248.079.251
Venta de Productos Agropecuarios	230.780.000
Desarrollo Pesquero	9.000.000
Venta de Productos Forestales	900.180.524
Regalías, Minas y Canteras y Minerales no Metálicos	1.840.940.000
Venta de Viviendas, Parcelas e Ingresos Varios	3.267.178.727
Venta de Servicios	10.113.776.640
Servicio de Silos y Almacenajes	1.766.940.000
Servicio de Acueductos	6.538.541.040
Muelle de San Félix	1.297.065.600
Arrendamientos y Arrendamientos de Parcelas Mineras	511.230.000
Otros Ingresos Corrientes	270.661.692.255
Ingresos por Aportes y Contribuciones	246.661.692.255
Servicio Corporativo y de Gestión	86.517.692.255
Diferencias de Cambio	40.144.000.000
Excedente de Caja de Sidor	120.000.000.000
Ingresos de la Propiedad	24.000.000.000
Intereses por Dinero en Depósitos	24.000.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**240.223.201.637**
Gastos de Consumo	226.676.374.543
Gastos de Personal	145.245.432.233
Materiales y Suministros	27.745.598.954
Servicios no Personales	52.785.438.338
Otros Gastos de Instituciones Descentralizadas	899.905.018
Depreciación y Amortización	899.905.018
Otros Gastos Corrientes	13.546.827.094
Transferencias	13.546.827.094
Transferencias Corrientes al Sector Privado	8.086.627.094
Pensiones y Jubilaciones	7.219.627.094
Becas Universitarias en el País y Becas Escolares	30.000.000
Donaciones a Personas	200.000.000
Subsidios Educacionales e Instituciones Benéficas	160.000.000
Subsidios a Entidades Religiosas, Científicas y Otras	477.000.000
Transferencias Corrientes al Sector Público	4.960.200.000
Transferencias Corrientes a Otros Organismos del Sector Público	4.960.200.000
Otras Transferencias	500.000.000
Transferencias Diversas	500.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**46.800.346.50**
II. Cuenta Capital	
A. Recursos de Capital	**330.547.921.640**
Ahorro en la Cuenta Corriente	46.800.346.509
Venta de Activos Fijos	237.000.000
Transferencias para Financiar Gastos de Capital	282.610.670.113
Ministerio de Planificación y Desarrollo	282.610.670.113
Recursos provenientes de la Ley de Endeudamiento	282.610.670.113
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	899.905.018
B. Gastos de Capital	**509.326.579.523**
Activos Reales	483.643.491.133
Repuestos y Reparaciones Mayores	2.980.252.088
Adquisición de Maquinarias y Demás Equipos	25.160.996.345
Obras de Infraestructura	81.431.217.946
Obras de Infraestructura (Ley de Endeudamiento)	275.828.188.785
Estudios y Proyectos para Inversión en Activo Fijo	7.889.393.609
Conservaciones Ampliaciones y Mejoras	87.353.442.360
Otros Activos Reales	3.000.000.000
Activos Intangibles	3.302.400.000
Gastos Capitalizables	22.380.688.390
Servicios no Personales	22.380.688.390
C. Resultado Financiero : Superávit/(Déficit)	**(178.778.657.883)**
III. Cuenta Financiera	
A. Recursos Financieros	**317.879.041.300**
Activos Financieros	297.879.041.300
Disminución de Cajas y Bancos	5.686.512.000
Disminución de Inversiones Temporales	180.763.589.000
Disminución de Cuentas y Efectos a Cobrar	111.428.940.300
Pasivos Financieros	20.000.000.000
Incremento de Cuentas y Efectos a Pagar	20.000.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**317.879.041.300**
Activos Financieros	70.443.065.568
Aportes de Capital a Empresas Públicas Nacionales No Financieras	6.782.481.328
Adquisición de Inversiones Financieras	63.660.584.240
Pasivos Financieros	68.657.317.849
Servicio de la Deuda y Disminución de Otros Pasivos	68.657.317.849
Disminución de Otros Pasivos Circulantes	68.657.317.849
Déficit Financiero	178.778.657.883

A0134
Fondo Intergubernamental para la
Descentralización (FIDES)

FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN (FIDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Fondo Intergubernamental para la Descentralización (FIDES), es un Servicio Autónomo sin personalidad jurídica, con autonomía administrativa, financiera y de gestión de recursos, el cual tiene como actividad principal, apoyar administrativa y financieramente el proceso de Descentralización de la Administración Central hacia los Estados y Municipios, atendiendo a criterios de eficiencia, compensación Interterritorial y desarrollo regional, dentro de los postulados constitucionales y las estrategias del Plan Económico y Social de la Nación 2001-2007, así como, los lineamientos establecidos por el Ministerio de Planificación y Desarrollo y el Plan Operativo Anual Institucional 2005.

COBERTURA DE LOS SERVICIOS

El FIDES, en su nuevo rol, se define como una organización gubernamental orientada a la obtención de resultados sociales concretos, y encaminada hacia una gestión que exige una organización ágil, que materialice en productos tangibles el concepto de descentralización desconcentrada a nivel de las regiones, con base en la participación protagónica de los ciudadanos en la toma de decisiones, en su gestión pública y en el equilibrio territorial, a los fines de contribuir al desarrollo y consolidación del Estado Democrático, Social, de Derecho y de Justicia, que prevé la Constitución.

METAS

Para lograr los fines previstos, el FIDES espera alcanzar las siguientes metas: recepción de 6.300 solicitudes de proyectos para su evaluación, análisis y aprobación; 480 Contratos de supervisión de proyectos; 6.500 Contratos de Aperturas de Fideicomisos; 100 Contratos de Supervisión Financiera de Proyectos; 160 Consejos de Economía Social; 60 Contralorías Sociales, entre otras.

FINANCIAMIENTO

La gestión del FIDES para el ejercicio fiscal 2005 tiene como principal orientación de política de ingresos el logro de niveles de financiamiento para acometer proyectos que generen crecimiento diversificado y autosustentables, que estimulen la participación de las comunidades. Para ello la estructura de ingresos para el año 2005, alcanza la cantidad de Bs. 2.858.301,6 millones derivados de las fuentes siguientes: Bs. 1.979.625,9 millones que de acuerdo a la Ley serán transferidos por el Ejecutivo Nacional, considerando la proporción del quince por ciento (15%), del total de ingreso real por recaudación del Impuesto al Valor Agregado (IVA); Bs.495.000,0 millones por concepto de intereses; Bs. 1.080,4 millones por incremento de la depreciación y amortización acumulada y Bs. 382.595,3 millones por concepto de recursos financieros.

GASTOS

El Presupuesto de Gastos, estará enmarcado dentro de la estrategia socio económica del Estado a través de nuevas formas de actuación institucional (Misiones), con la finalidad de aumentar los núcleos productivos en zonas de desconcentración, mediante incentivos para la localización de actividades económicas y población en ámbitos territoriales preestablecidos, así como mejorar la infraestructura física y social de todo el país, con especial énfasis en campos industriales y núcleos de desarrollo endógeno, tomando en cuenta las necesidades humanas, el estímulo de las capacidades sociales y la garantía de la sostenibilidad y sustentabilidad de la inversión.

En este contexto, el FIDES ejecutará el presupuesto de gastos orientándolo hacia el desarrollo y financiamiento de programas y proyectos de inversión real, que garanticen el cumplimiento de las directrices a nivel nacional, estadal y local.

Para ello, contará con recursos por la cantidad de Bs. 2.858.301,6 millones, siendo su estructura de gastos la siguiente: Bs. 2.459.386,6 millones para Gastos Corrientes; de los cuales Bs. 33.377,6 serán destinados a gastos de consumo (gastos de personal, materiales y suministros, servicios no personales y depreciación y amortización), y Bs. 2.426.009,0 millones para transferencias corrientes; asimismo, Bs. 2.989,8 millones para gastos de capital y Bs. 395.925,2 millones en aplicaciones financieras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.474.625.900.000**
Transferencias Para Financiar Gastos Corrientes	1.979.625.900.000
Del Sector Público	1.979.625.900.000
Otros Ingresos Corrientes	495.000.000.000
Ingresos de la Propiedad	495.000.000.000
Recursos de Capital	**1.080.379.722**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.080.379.722
Recursos Financieros	**382.595.331.826**
Activos Financieros	382.538.931.018
Disminución de Caja y Bancos	323.192.516.962
Disminución de Otros Activos Circulantes	59.338.664.108
Disminución de Activos no Circulantes	7.749.948
Otros	7.749.948
Pasivos Financieros	56.400.808
Incremento de Cuentas y Efectos a Cobrar	56.400.808
TOTAL	**2.858.301.611.548**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.459.386.586.548**
Gastos de Consumo	33.377.635.862
Gastos de Personal	22.979.705.256
Materiales y Suministros	1.203.824.901
Servicios no Personales	8.113.725.983
Otros Gastos de Instituciones Descentralizadas	1.080.379.722
Depreciación y Amortización	1.080.379.722
Otros Gastos Corrientes	2.426.008.950.686
Transferencias	2.426.008.950.686
Transferencias Corrientes al Sector Privado	875.568.686
Transferencias Corrientes al Sector Público	2.425.133.382.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Gastos de Capital	**2.989.845.000**
Activos Reales	2.589.845.000
Repuestos y Reparaciones Mayores	18.000.000
Adquisición de Maquinarias y Demás Equipos	2.551.005.000
Otros Activos Reales	20.840.000
Activos Intangibles	400.000.000
Aplicaciones Financieras	**395.925.180.000**
Pasivos Financieros	395.925.180.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	395.925.180.000
Disminución de Otros Pasivos Circulantes	395.925.180.000
Total	**2.858.301.611.548**

METAS Y/O VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Recepción de Proyectos por parte de las Gobernaciones y Alcaldías	Solicitud	6.300
Evaluación de Programas y Proyectos	Evaluación	6.300
Programas y Proyectos Aprobados	Proyecto	7.000
Contratos de Supervisión de Proyectos	Contrato	480
Contratos de Apertura de Fideicomisos	Contrato	6.500
Contratos de Supervisión Financiera de Proyectos	Contrato	100
Revisión Política de Personal	Informe	1
Reforma de la Ley que crea el FIDES	Proyecto de Ley	1
Conformación de Consejos locales de planificación pública, cogestión y Consejos de Economía Social	Consejo	160
Creación de las Contralorías Sociales	Contraloría	60

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**285**	**6.678.287.207**
Directivo	37	1.737.264.854
Profesional y Técnico	171	4.165.733.693
Administrativo	50	573.499.573
Obrero	27	201.789.087
Personal Contratado	**105**	**2.011.700.000**
Directivo	10	320.160.000
Profesional y Técnico	59	1.352.660.000
Administrativo	32	327.180.000
Obrero	4	11.700.000
TOTAL	**390**	**8.689.987.207**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	4	29.609.084
VIII	621.236 - 671.235	9	72.360.000
IX	671.236 - 721.235		
X	721.236 - 771.235	5	45.529.777
XI	771.236 - 821.235	11	102.344.444
XII	821.236 - 871.235	1	10.088.455
XIII	871.236 - 921.235	22	235.097.710
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	18	213.409.326
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	289	7.768.059.324
	TOTAL	**359**	**8.476.498.120**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	10	47.912.202
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	1	6.544.204
VII	571.236 - 621.235	12	88.827.253
VIII	621.236 - 671.235	1	8.026.350
IX	671.236 - 721.235		
X	721.236 - 771.235	7	62.179.078
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
TOTAL		**31**	**213.489.087**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**10**	**167.540.863**
Jubilado	10	167.540.863
TOTAL	**10**	**167.540.863**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	TOTAL
4.01	16.525.724.912	1.060.504.317	2.848.095.498	1.850.871.391	694.509.138	**22.979.705.256**
4.02	1.033.824.901	170.000.000				**1.203.824.901**
4.03	6.535.000.833	1.123.000.000	399.000.000	43.560.000	13.165.150	**8.113.725.983**
4.04	2.989.845.000					**2.989.845.000**
4.06				395.925.180.000		**395.925.180.000**
4.07	875.568.686			2.425.133.382.000		**2.426.008.950.686**
4.08	1.080.379.722					**1.080.379.722**
TOTAL	**29.040.344.054**	**2.353.504.317**	**3.247.095.498**	**2.822.952.993.391**	**707.674.288**	**2.858.301.611.548**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación de Operaciones del Fides	29.040.344.054
02	Planificación y Políticas	2.353.504.317
03	Evaluación, Seguimiento y Control de Programas y Proyectos	3.247.095.498
04	Administración Financiera	2.822.952.993.391
05	Control Interno de las Actividades del Fides	707.674.288
TOTAL		**2.858.301.611.548**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	22.979.705.256
4.02	Materiales y Suministros	1.203.824.901
4.03	Servicios no Personales	8.113.725.983
4.04	Activos Reales	2.989.845.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	395.925.180.000
4.07	Transferencias	2.426.008.950.686
4.08	Otros Gastos de Instituciones Descentralizadas	1.080.379.722
TOTAL		**2.858.301.611.548**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**2.474.625.900.000**
A. Ingresos Corrientes	1.979.625.900.000
Transferencias Para Financiar Gastos Corrientes	1.979.625.900.000
Del Sector Público	1.979.625.900.000
De la Administración Central	495.000.000.000
Otros Ingresos Corrientes	495.000.000.000
Ingresos de la Propiedad	495.000.000.000
Otros Ingresos de la Propiedad	495.000.000.000
Intereses por Fideicomisos	**2.459.386.586.548**
B. Gastos Corrientes	33.377.635.862
Gastos de Consumo	22.979.705.256
Gastos de Personal	1.203.824.901
Materiales y Suministros	8.113.725.983
Servicios no Personales	1.080.379.722
Otros Gastos de Instituciones Descentralizadas	1.080.379.722
Depreciación y Amortización	2.426.008.950.686
Otros Gastos Corrientes	2.426.008.950.686
Transferencias	875.568.686
Transferencias Corrientes al Sector Privado	717.540.863
Pensiones y Jubilaciones	158.027.823
Asistencia Social al Personal Jubilado	2.425.133.382.000
Transferencias Corrientes al Sector Público	1.164.020.029.200
Transferencia Corrientes a Entidades Federales	776.013.352.800
Transferencia Corrientes a Municipios	291.060.000.000
Transferencia de Intereses a Entidades Federales	194.040.000.000
Transferencia de Intereses a Municipios	**15.239.313.452**
C. Resultado Económico : Ahorro (Desahorro)	
II. Cuenta Capital	**16.319.693.174**
A. Recursos de Capital	15.239.313.452
Ahorro en la Cuenta Corriente	1.080.379.722
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	**2.989.845.000**
B. Gastos de Capital	2.589.845.000
Activos Reales	18.000.000
Repuestos y Reparaciones Mayores	2.551.005.000
Adquisición de Maquinarias y Demás Equipos	20.840.000
Otros Activos Reales	400.000.000
Activos Intangibles	**13.329.848.174**
C. Resultado Financiero : Superávit (Déficit)	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Financiera	
A. Recursos Financieros	**395.925.180.000**
Activos Financieros	382.538.931.018
Disminución de Cajas y Bancos	323.192.516.962
Disminución de Otros Activos Circulantes	59.338.664.108
Disminución de Otros Activos no Circulantes	7.749.948
Otros	7.749.948
Pasivos Financieros	56.400.808
Incremento de Cuentas y Efectos a Pagar	56.400.808
Superávit Financiero	13.329.848.174
B. Aplicaciones Financieras	**395.925.180.000**
Pasivos Financieros	395.925.180.000
Servicio de la Deuda y Disminución de Otros Pasivos	395.925.180.000
Disminución de Otros Pasivos Circulantes	395.925.180.000

A0183
Servicio Autónomo Sistema Nacional de
Adiestramiento (SNA)

SERVICIO AUTÓNOMO SISTEMA NACIONAL DE ADIESTRAMIENTO (SNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El objetivo fundamental del servicio, es coordinar el desarrollo y seguimiento de las políticas de capacitación, para lo cual propicia el empleo de la tecnología educativa y de la comunicación, a fin de prestar asistencia técnica y proveer programas de alta calidad, para el desarrollo de los recursos humanos al servicio del Estado.

En este sentido, coordina la ejecución de programas de adiestramiento de alta calidad, destinados a calificar y desarrollar al funcionario con el máximo de eficacia, capacitándolo para nuevas funciones derivadas de cambios organizacionales y del ordenamiento jurídico, así como para el desarrollo de actitudes y valores, asociados a la nueva cultura organizacional.

Para el año 2005, el Sistema Nacional de Adiestramiento estima dictar 175 cursos y otras actividades pedagógicas, que generarán los recursos financieros necesarios, que permitirán al Servicio realizar una cobertura total de sus servicios, por lo que no requerirá aportes del ente de adscripción.

Dichos cursos y actividades didácticas, formarán a 2.850 funcionarios en las áreas requeridas para la actualización de la Ley del Estatuto de la Función Pública, optimización de la gestión pública, programa de capacitación a distancia de los funcionarios públicos y la ampliación de la cobertura de los servicios de adiestramiento a la Administración Pública Descentralizada.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**402.750.000**
Ingresos por Actividades Propias	384.750.000
Venta de Servicios	384.750.000
Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Recursos de Capital	**3.917.458**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.917.458
Recursos Financieros	**231.521.564**
Activos Financieros	231.521.564
Disminución de Caja y Bancos	231.521.564
TOTAL	**638.189.022**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**559.839.855**
Gastos de Consumo	559.839.855
Gastos de Personal	292.409.064
Materiales y Suministros	77.000.000
Servicios no Personales	186.513.333
Otros Gastos de Instituciones Descentralizadas	3.917.458
Depreciación y Amortización	3.917.458
Gastos de Capital	**78.349.167**
Activos Reales	78.349.167
Adquisición de Maquinarias y Demás Equipos	78.349.167
TOTAL	**638.189.022**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Taller de Adiestramiento Tecnológico	Curso	10
Taller de Subsistemas de Recursos Humanos	Curso	70
Area de Apoyo y Servicio	Curso	35
Taller de Procesos Administrativos y Fiscales	Curso	25
Area Jurídica	Curso	10
Desarrollo Supervisorio y Gerencial	Curso	20
Programas Especiales de Adiestramiento	Curso	5
Educación Interactiva a Distancia	Bolívares	15.716.666
Evaluación del Desempeño Institucional	Bolívares	144.000.000
Adecuación de la Relación Estado Sociedad Conforme al Nuevo Marco Constitucional	Bolívares	104.985.714
Transformación de las Instituciones de la APN	Bolívares	8.750.000
Actualización y Sistematización de la Explotación del Registro Nacional de Empleados Públicos	Bolívares	6.666.667

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Planes de Personal	Bolívares	6.695.833
Diseño del Modelo Venezolano de Gestión Pública	Bolívares	91.135.120
Fortalecimiento de las Capacidades de Formación en Planificación, Gestión y Gerencia de Proyectos de Corte Institucional	Bolívares	6.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**30**	**292.409.064**
Docente	30	292.409.064
TOTAL	**30**	**292.409.064**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	30	292.409.064
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**30**	**292.409.064**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Adiestramiento de Personal	638.189.022
	TOTAL	**638.189.022**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	292.409.064
4.02	Materiales y Suministros	77.000.000
4.03	Servicios no Personales	186.513.333
4.04	Activos Reales	78.349.167
4.08	Otros Gastos de Instituciones Descentralizadas	3.917.458
	TOTAL	**638.189.022**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**402.750.000**
Ingresos por Actividades Propias	384.750.000
Venta de Servicios	384.750.000
Cursos y Otras Actividades Pedagógicas	384.750.000
Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Intereses por Dinero en Depósito	18.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**559.839.855**
Gastos de Consumo	559.839.855
Gastos de Personal	292.409.064
Materiales y Suministros	77.000.000
Servicios no Personales	186.513.333
Otros Gastos de Instituciones Descentralizadas	3.917.458
Depreciación y Amortización	3.917.458
C. Resultado Económico : Ahorro/(Desahorro)	**(157.089.855)**
II. Cuenta Capital	
A. Recursos de Capital	**(153.172.397)**
Desahorro en la Cuenta Corriente	(157.089.855)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.917.458
B. Gastos de Capital	**78.349.167**
Activos Reales	78.349.167
Adquisición de Maquinarias y Demás Equipos	78.349.167
C. Resultado Financiero : Superávit / (Déficit)	**(231.521.564)**
III. Cuenta Financiera	
A. Recursos Financieros	**231.521.564**
Activos Financieros	231.521.564
Disminución de Caja y Bancos	231.521.564
B. Aplicaciones Financieras	**231.521.564**
Déficit Financiero	231.521.564

A0198
Instituto Nacional de Estadística (INE)

INSTITUTO NACIONAL DE ESTADÍSTICA (INE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Estadística, como ente encargado de la coordinación general del Sistema Estadístico Nacional, de conformidad con lo establecido en la Ley de la Función Pública Estadística, tiene como responsabilidad, bajo la rectoría del Ministerio de Planificación y Desarrollo, la formulación de los proyectos de los planes estadísticos nacionales, apoyo y asistencia técnica a los órganos estadísticos, elaboración del Censo Nacional de Población y Vivienda, la certificación de calidad técnica de las metodologías e instrumentos estadísticos utilizados por los órganos del Estado y el establecimiento de un sistema coherente de normas sobre los instrumentos estadísticos, necesarios para la integración y la comparabilidad de los datos y los resultados elaborados por los diversos servicios estadísticos.

El carácter público de la información que maneja el Instituto pone limitaciones a la obtención de recursos propios, por lo que el financiamiento para sostener la operatividad de la Institución en este presupuesto, provendrá en su mayor parte del aporte previsto en la Ley de Presupuesto 2005.

En este sentido, para el año 2005, el Presupuesto de Gastos se formuló de acuerdo a las siguientes premisas:

- Cumplimiento progresivo de las competencias establecidas en la Ley de la Función Pública de Estadística, las cuales no se han asumido a cabalidad por las limitaciones presupuestarias y financieras por las cuales ha atravesado el Instituto, en los tres últimos años.

- Que el Instituto cumpla con el apoyo y seguimiento a las Misiones, así como a la evaluación del impacto que ellas tienen en la población.

- Fortalecer cualitativa y cuantitativamente a las Direcciones Estadales, para que puedan cumplir sus nuevas atribuciones y funciones como son: dirigir y coordinar los Comités de Estadísticas Estadales y Municipales, el Plan Estadístico Estadal y Municipal, apoyo a las Misiones en su ámbito de actuación y la producción de estadísticas propias del INE, entre otras.

- Comenzar la implantación de la Nueva Estructura Organizativa y de Personal aprobada por el Ministerio de Planificación y Desarrollo, a objeto de completar la transformación de Administración Central (OCEI) a Descentralizada (Instituto Autónomo con personalidad jurídica y patrimonio propio distinto e independiente de la República).

- Adecuar y modernizar la plataforma tecnológica y de comunicaciones del Instituto, para posibilitar la interconexión de las sedes estadales con el nivel central, así como con el resto de los entes públicos, mediante la Red Platino.

- Finalizar el ejercicio económico 2005 sin deudas significativas con el personal, contratistas y proveedores de bienes, materiales y servicios.

En cuanto a la cobertura de los servicios, la política del Instituto estará dirigida al ámbito del usuario, tanto público como privado, así como del usuario nacional e internacional, a través de diferentes medios como el impreso, el digital, correo electrónico, fax, consultas a través de nuestro centro de documentación, página WEB e Internet.

Asimismo, se prevé prestar asesorías a los organismos públicos (gobernaciones, alcaldías y demás entes), a nivel metodológico y dar apoyo logístico en el ámbito del desarrollo de actividades estadísticas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**45.044.000.000**
Transferencias Para Financiar Gastos Corrientes	44.500.000.000
Del Sector Público	44.500.000.000
Ingresos por Actividades Propias	400.000.000
Venta de Bienes	200.000.000
Venta de Servicios	200.000.000
Otros Ingresos Corrientes	144.000.000
Ingresos de la Propiedad	144.000.000
Recursos de Capital	**1.429.837.826**
Transferencias Para Financiar Gastos de Capital	225.390.238
Recursos Provenientes de la Ley de Endeudamiento	225.390.238
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.204.447.588
Recursos Financieros	**1.959.785.872**
Activos Financieros	1.959.785.872
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.959.785.872
TOTAL	**48.433.623.698**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**43.286.758.919**
Gastos de Consumo	41.692.100.252
Gastos de Personal	33.000.000.000
Materiales y Suministros	1.477.282.070
Servicios no Personales	6.010.370.594
Otros Gastos de Instituciones Descentralizadas	1.204.447.588
Depreciación y Amortización	1.204.447.588
Otros Gastos Corrientes	1.594.658.667
Transferencias	1.594.658.667
Transferencias Corrientes al Sector Privado	1.594.658.667
Gastos de Capital	**3.248.389.021**
Activos Reales	3.226.151.079
Repuestos y Reparaciones Mayores	114.799.996
Adquisición de Maquinarias y Demás Equipos	675.444.872
Obras de Infraestructura - Estudios y Proyectos	2.435.906.211
Activos Intangibles	22.237.942

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Aplicaciones Financieras	**1.898.475.758**
Activos Financieros	144.000.000
Incremento de Caja y Bancos	144.000.000
Pasivos Financieros	1.754.475.758
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.754.475.758
Disminución de Cuentas y Efectos a Pagar	1.754.475.758
TOTAL	**48.433.623.698**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Elaboración del Reglamento General de la Ley de la Función Pública de Estadística	Reglamento	1
Elaboración de la Segunda Versión del Plan Estadístico Nacional	Plan	1
Elaboración del Plan Estadístico Anual 2006	Plan	1
Creación de los Comités de Coordinación de Estadística Central y Sectoriales	Comité Instalado	3
Diseño del Manual Funcional de los Instrumentos Organizativos del Sistema Estadístico Nacional	Manual	1
Normalización Técnico-metodológica de las Estadísticas Oficiales	Programa	1
Documentos técnicos para la certificación de metodologías e instrumentos para el asesoramiento a organismos en materia de estadísticas educativas	Documento Técnico	4
Diagnóstico de las Estadísticas Educativas	Informe	1
Primera propuesta de Sistema de Indicadores Educativos	Informe	1
Diseño de la Evaluación de Impacto para las Misiones Educativas	Informe	1
Propuesta de Encuesta Complementaria de Producción y Consumo de Libros	Documento	1
Resultados de la evaluación de impacto para la Misión Barrio Adentro	Documento	1
Resultados de la evaluación de impacto para la Misión Robinson	Documento	1
Resultados de la evaluación de impacto para la Misión Guaicaipuro	Documento	1
Resultados de la medición de impacto del Programa de Apoyo Financiero	Documento	1
Diseño de evaluación de Impacto para la Misión Vuelvan Caras	Documento	1

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Elaboración de Tabulaciones Especiales con Base al Censo 2001	Tabulador	300
Elaboración de Modelos de Monografías del Censo 2001 por Entidad Federal	Modelo	21
Elaboración de Modelos de Resultados Totales del Censo 2001 por Entidad Federal	Modelo	25
Elaboración del Reporte de Actividad Económica con Base en los Resultados del Censo 2001	Reporte	1
Informe de Cuantificación del Déficit Habitacional de Viviendas y Hogares en Venezuela, Según Resultados del Censo 2001	Informe	1
Estadísticas Vitales	Boleta	696.500
Producción Mensual del Valor de la Canasta Alimentaria Normativa al mes Siguiente al de Referencia	Informe	12
Producción de las Estadísticas del Sector Industrial Manufacturero Correspondientes al Período de Referencia 2004	Informe	1
Obtención Trimestral de los Resultados de la Encuesta de Turismo Receptivo	Informe	4
Obtención Trimestral de los Resultados de la Encuesta de Turismo Interno	Informe	4
Obtención Trimestral de los Resultados de la Encuesta de Turismo Emisivo	Informe	4
Encuesta Cuantitativa Trimestral de Comercio al Mayor y al Detal	Informe	4
Encuesta Cualitativa Trimestral de Comercio al Mayor y al Detal	Informe	4
Informe Mensual de Resultados sobre Estadísticas de Exportaciones	Informe	12
Base de Datos Mensual de Exportaciones según Acuerdos de Integración	Informe	12
Informe Sobre el Índice de Desarrollo Humano (IDH) 2005	Informe	1
Informe Estadístico sobre el Índice Estadal de Nivel de Vida y su Entorno en el 4to. trimestre de 2005	Informe	1
Informes Semestrales sobre Pobreza	Informe	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.260**	**11.131.843.661**
Directivo	89	1.711.810.803
Profesional y Técnico	564	6.027.422.538
Administrativo	443	2.424.187.086
Docente	5	64.199.560
Médico	1	9.406.208
Obrero	158	894.817.466
TOTAL	**1.260**	**11.131.843.661**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	60	231.289.200
II	321.236 - 371.235	136	594.898.104
III	371.236 - 421.235	18	85.133.812
IV	421.236 - 471.235	25	133.991.652
V	471.236 - 521.235	58	347.281.728
VI	521.236 - 571.235	56	370.430.299
VII	571.236 - 621.235	64	458.097.640
VIII	621.236 - 671.235	33	254.738.795
IX	671.236 - 721.235	105	856.620.670
X	721.236 - 771.235	162	1.451.787.815
XI	771.236 - 821.235	8	76.090.985
XII	821.236 - 871.235	75	747.659.881
XIII	871.236 - 921.235	38	413.840.081
XIV	921.236 - 971.235	19	216.783.850
XV	971.236 - 1.021.235	29	347.540.889
XVI	1.021.236 - 1.071.235	21	264.661.978
XVII	1.071.236 - MAS	195	3.386.178.816
	TOTAL	**1.102**	**10.237.026.195**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	129	707.334.382
V	471.236 - 521.235		
VI	521.236 - 571.235	27	173.149.039
VII	571.236 - 621.235	2	14.334.045
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**158**	**894.817.466**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**211**	**1.221.023.223**
Jubilado	165	979.100.103
Pensionado	46	241.923.120
Obrero	**35**	**373.635.444**
Jubilado	22	321.477.502
Pensionado	13	52.157.942
TOTAL	**246**	**1.594.658.667**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	11.271.005.403	16.469.080.014	1.214.994.339	2.855.027.699
4.02	571.609.617	705.238.104	37.163.856	110.624.860
4.03	5.316.445.065	537.365.750	28.108.506	90.711.625
4.04	2.833.189.650	415.199.371		
4.05				
4.06				
4.07	1.594.658.667			
4.08	1.204.447.588			
TOTAL	**22.791.355.990**	**18.126.883.239**	**1.280.266.701**	**3.056.364.184**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	99	TOTAL
4.01	823.426.748	366.465.797		**33.000.000.000**
4.02	39.951.600	12.694.033		**1.477.282.070**
4.03	30.484.208	7.255.440		**6.010.370.594**
4.04				**3.248.389.021**
4.05			144.000.000	**144.000.000**
4.06			1.754.475.758	**1.754.475.758**
4.07				**1.594.658.667**
4.08				**1.204.447.588**
TOTAL	**893.862.556**	**386.415.270**	**1.898.475.758**	**48.433.623.698**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	22.791.355.990
02	Apoyo Técnico	18.126.883.239
03	Recolección, Procesamiento y Análisis de las Estadísticas Sociales y Ambientales	1.280.266.701
04	Recolección, Procesamiento y Análisis de las Estadísticas Económicas	3.056.364.184
05	Recolección, Procesamiento y Análisis de las Estadísticas Demográficas	893.862.556
06	Plataforma de Información Oficial	386.415.270
99	Partidas no Asignables a Programas	1.898.475.758
	TOTAL	**48.433.623.698**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	33.000.000.000
4.02	Materiales y Suministros	1.477.282.070
4.03	Servicios no Personales	6.010.370.594
4.04	Activos Reales	3.248.389.021
4.05	Activos Financieros	144.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.754.475.758
4.07	Transferencias	1.594.658.667
4.08	Otros Gastos de Instituciones Descentralizadas	1.204.447.588
	TOTAL	**48.433.623.698**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**45.044.000.000**
Transferencias Para Financiar Gastos Corrientes	44.500.000.000
Del Sector Público	44.500.000.000
De la Administración Central	44.500.000.000
Recursos Ordinarios	38.862.229.440
Otras Fuentes de Financiamiento	5.637.770.560
Ingresos por Actividades Propias	400.000.000
Venta de Bienes	200.000.000
Venta de Productos Principales	200.000.000
Venta de Servicios	200.000.000
Venta de Servicios Principales	200.000.000
Otros Ingresos Corrientes	144.000.000
Ingresos de la Propiedad	144.000.000
Intereses por Dinero en Depósito	144.000.000
B. Gastos Corrientes	**43.286.758.919**
Gastos de Consumo	41.692.100.252
Gastos de Personal	33.000.000.000
Materiales y Suministros	1.477.282.070
Servicios no Personales	6.010.370.594
Otros Gastos de Instituciones Descentralizadas	1.204.447.588
Depreciación y Amortización	1.204.447.588
Otros Gastos Corrientes	1.594.658.667
Transferencias	1.594.658.667
Transferencias Corrientes al Sector Privado	1.594.658.667
Pensiones y Jubilaciones	1.594.658.667
C. Resultado Económico : Ahorro/(Desahorro)	**1.757.241.081**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**3.187.078.907**
Ahorro en la Cuenta Corriente	1.757.241.081
Transferencias Para Financiar Gastos de Capital	225.390.238
Recursos Provenientes de la Ley de Endeudamiento	225.390.238
Programas y Proyectos	225.390.238
Programa de Fortalecimiento y Modernización del Instituto Nacional de Estadística	225.390.238
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.204.447.588
B. Gastos de Capital	**3.248.389.021**
Activos Reales	3.226.151.079
Repuestos y Reparaciones Mayores	114.799.996
Adquisición de Maquinarias y Demás Equipos	675.444.872
Obras de Infraestructura – Estudios y Proyectos	2.435.906.211
Activos Intangibles	22.237.942
C. Resultado Financiero : Superávit / (Déficit)	**(61.310.114)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.959.785.872**
Activos Financieros	1.959.785.872
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.959.785.872
B. Aplicaciones Financieras	**1.959.785.872**
Activos Financieros	144.000.000
Incremento de Caja y Bancos	144.000.000
Pasivos Financieros	1.754.475.758
Servicio de la Deuda y Disminución de Otros Pasivos	1.754.475.758
Disminución de Cuentas y Efectos a Pagar	1.754.475.758
Déficit Financiero	61.310.114

A0210

Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)

CORPORACIÓN PARA LA RECUPERACIÓN Y DESARROLLO DEL ESTADO VARGAS (CORPOVARGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS), fue creada mediante Ley promulgada por la Comisión Legislativa Nacional Publicada en Gaceta Oficial número 36.968 de fecha 08-06-2000, donde se establece como objetivo principal de esta Corporación la de promover, ejecutar, financiar y coordinar proyectos y programas de naturaleza físico ambiental, económica y social, para lograr la recuperación del Estado Vargas, cuyo territorio fue afectado por la catástrofe natural ocurrida en diciembre de 1999.

La Corporación para la Recuperación y Desarrollo del Estado Vargas contará para el año 2005, con ingresos por la cantidad de Bs. 45.977,1 millones proveniente de las siguientes fuentes de financiamiento:

- Ley de Endeudamiento 2005, por Bs. 14.311,3 millones.
- Convenio Comunidad Europea recursos que están conformados, por una parte por el Aporte Nacional Bs. 13.508,6 millones y Aporte de la Comunidad Europea Bs. 4.085,6 millones.
- Aporte del Ejecutivo Nacional por Ingresos Ordinarios Bs. 5.291,6 millones.
- Disminución de Caja y Banco Bs. 4.018,3 millones
- Incremento de Cuentas y Efectos a Pagar Bs. 4.274,6 millones.
- Intereses por Colocaciones Financieras Bs. 434,8 millones.
- Depreciación Bs. 52,3 millones.

El presupuesto de Gasto de la Corporación se estima en Bs. 45.977,1 millones, de los cuales Bs. 5.273,0 millones serán destinados a cubrir los Gasto Corrientes; Bs. 36.429,2 millones estarán orientados hacia los Gastos de Capital y Bs. 4.274,9 millones a Aplicaciones Financieras.

La política del gasto estará orientada a dar continuidad a los programas y proyectos de inversión previstos para el Estado Vargas dentro de los lineamientos del Plan de Desarrollo Nacional 2003- 2007, el cual se concibió para atender las necesidades de la población, ocasionadas por el deslave ocurrido en diciembre de 1.999, los cuales ocasionaron graves daños a la comunidad, a la Infraestructura y a los servicios básicos en general.

La Corporación siguiendo los lineamientos y mandatos del Ejecutivo Nacional, ha iniciado unos programas y proyectos de desarrollo socioeconómicos, enmarcados dentro de las misiones sociales, con el propósito de promover el desarrollo de la economía popular y su proyección en el próximo ejercicio fiscal, con la finalidad de garantizar la continuidad de los proyectos que emanan del Estado.

En Cuanto, a la Política de Cobertura con los recursos previstos en el proyecto de presupuesto, se le quiere dar proyección a la misión y visión de la institución y los mismos estarán destinados a la ejecución de obras de minimización de riesgos, saneamientos ambiental y la incorporación de las comunidades a los planes y programas de desarrollo endógenos en el Estado Vargas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.726.424.327**
Transferencias Para Financiar Gastos Corrientes	5.291.601.651
Del Sector Público	5.291.601.651
Otros Ingresos Corrientes	434.822.676
Ingresos de la Propiedad	434.822.676
Recursos de Capital	**31.957.831.878**
Transferencias Para Financiar Gastos de Capital	31.905.572.034
Del Sector Externo	4.085.661.234
Recursos Provenientes de la ley de Endeudamiento	27.819.910.800
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.259.844
Recursos Financieros	**8.292.889.316**
Activos Financieros	4.018.273.852
Disminución de Caja y Bancos	4.018.273.852
Pasivos Financieros	4.274.615.464
Incremento de Cuentas y Efectos a Pagar	4.274.615.464
TOTAL	**45.977.145.521**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.272.949.775**
Gastos de Consumo	5.272.949.775
Gastos de Personal	4.294.576.218
Materiales y Suministros	281.216.823
Servicios no Personales	644.896.890
Otros Gastos de Instituciones Descentralizadas	52.259.844
Depreciación y Amortización	52.259.844
Gastos de Capital	**36.429.247.460**
Activos Reales	32.005.708.755
Adquisición de Maquinarias y Demás Equipos	1.522.881.223
Obras de Infraestructuras - Estudios y Proyectos	28.478.918.032
Estudios y Proyectos Para Inversión en Activo Fijo	2.003.909.500
Activos Intangibles	58.000.000
Gastos Capitalizables	4.365.538.705
Gastos de Personal	1.424.917.122
Materiales y Suministros	263.978.185
Servicios no Personales	2.676.643.398

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Aplicaciones Financieras	**4.274.948.286**
Activos Financieros	4.274.948.286
Incremento de Inversiones Temporales	332.822
Incremento de Otros Activos Circulantes	4.274.615.464
Total	**45.977.145.521**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Construir Obras de Protección Costera.	Obras	1
Construir Obras de Control de Torrentes.	Presa	4
Construir y Reparar la Canalización de Ríos y Quebradas.	Mtr. Lineal	12.230
Construir Espigón de Consolidación de Costas	Proyecto	300
Construcción Obras de Control de Torrentes río Mamo	Proyecto	1.000
Proyecto Turístico Pesquero la Zorra	Estudios	3
Construcción de Obras Vialidad	Proyecto	65
Disposición y Recolección de Residuos y Desechos Sólidos	Proyecto	10
Bienes de Dominio Publico Colectores Primario	Proyecto	26

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**12**	**387.921.714**
Directivo	12	387.921.714
Personal Contratado	**96**	**1.512.678.630**
Directivo	5	88.277.358
Profesional y Técnico	57	1.137.372.895
Administrativo	18	204.541.777
Obrero	16	82.486.600
TOTAL	**108**	**1.900.600.344**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.854.820
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.779.720
IV	421.236 - 471.235	1	5.112.000
V	471.236 - 521.235	1	6.170.533
VI	521.236 - 571.235	1	6.747.840
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	5	47.445.768
XII	821.236 - 871.235	1	10.080.000
XIII	871.236 - 921.235	1	10.800.000
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	80	1.723.123.063
	TOTAL	**92**	**1.818.113.744**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	12	60.076.600
IV	421.236 - 471.235	4	22.410.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**16**	**82.486.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	2.589.012.530	1.786.264.646	1.344.216.164		**5.719.493.340**
4.02	281.216.823	26.900.319	237.077.866		**545.195.008**
4.03	644.896.890	26.900.319	2.649.743.079		**3.321.540.288**
4.04	70.911.720	15.044.975.904	16.947.821.131		**32.063.708.755**
4.05				4.274.948.286	**4.274.948.286**
4.08				52.259.844	**52.259.844**
TOTAL	**3.586.037.963**	**16.885.041.188**	**21.178.858.240**	**4.327.208.130**	**45.977.145.521**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Presidencia	3.586.037.963
02	Gerencia General	16.885.041.188
03	Gerencia de Recuperación y Desarrollo de Infraestructura.	21.178.858.240
99	Partidas no Asignables a Programas	4.327.208.130
	TOTAL	**45.977.145.521**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.719.493.340
4.02	Materiales y Suministros	545.195.008
4.03	Servicios no Personales	3.321.540.288
4.04	Activos Reales	32.063.708.755
4.05	Activos Financieros	4.274.948.286
4.08	Otros Gastos de Instituciones Descentralizadas	52.259.844
	TOTAL	**45.977.145.521**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.726.424.327**
Transferencias Para Financiar Gastos Corrientes	5.291.601.651
Del Sector Público	5.291.601.651
De la Administración Central	5.291.601.651
Recursos Ordinarios	5.291.601.651
Otros Ingresos Corrientes	434.822.676
Ingresos de la Propiedad	434.822.676
Intereses por Dinero en Depósitos	434.822.676
B. Gastos Corrientes	**5.272.949.775**
Gastos de Consumo	5.272.949.775
Gastos de Personal	4.294.576.218
Materiales y Suministros	281.216.823
Servicios no Personales	644.896.890
Otros Gastos de Instituciones Descentralizadas	52.259.844
Depreciación y Amortización	52.259.844
C. Resultado Económico : Ahorro/(Desahorro)	**453.474.552**
II. Cuenta Capital	
A. Recursos de Capital	**32.411.306.430**
Ahorro en la Cuenta Corriente	453.474.552
Transferencias Para Financiar Gastos de Capital	31.905.572.034
Del Sector Externo	4.085.661.234
Gobierno Extranjero (convenio Europeo)	4.085.661.234
Recursos Provenientes de la ley de Endeudamiento	27.819.910.800
Convenio Europeo	13.508.583.300
Ejercicio Fiscal 2005	14.311.327.500
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.259.844
B. Gastos de Capital	**36.429.247.460**
Activos Reales	32.005.708.755
Adquisición de Maquinarias y Demás Equipos	1.522.881.223
Obras de Infraestructura	28.478.918.032
Estudios y Proyectos Para Inversión en Activo Fijo	2.003.909.500
Activos Intangibles	58.000.000
Gastos Capitalizables	4.365.538.705
Gastos de Personal	1.424.917.122
Materiales y Suministros	263.978.185
Servicios no Personales	2.676.643.398
C. Resultado Financiero : Superávit / (Déficit)	**(4.017.941.030)**
III. Cuenta Financiera	
A. Recursos Financieros	**8.292.889.316**
Activos Financieros	4.018.273.852
Disminución de Cajas y Bancos	4.018.273.852
Pasivos Financieros	4.274.615.464
Incremento de Cuentas y Efectos a Pagar	4.274.615.464

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**8.292.889.316**
Activos Financieros	4.274.948.286
Incremento de Inversiones Temporales	332.822
Incremento de Otros Activos Circulantes	4.274.615.464
Déficit Financiero	4.017.941.030

A0312

Fundación para el Desarrollo de la Región
Centro Occidental de Venezuela (FUDECO)

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL DE VENEZUELA (FUDECO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Para el ejercicio fiscal 2005, esta Fundación seguirá ejecutando aquellas líneas de trabajo que son inherentes a su rol como Organismo de Desarrollo Regional, entre las cuales se destacan:

- Investigaciones sobre la realidad social y económica de la región. En tal sentido, continuará con el proceso de actualización de los municipios que integran la Región Centro Occidental de Venezuela, en cuanto a sus recursos, actividades productivas y servicios, cuyos resultados servirían de apoyo a las gobernaciones y organismos de la administración pública, para la formulación de sus planes, programas y proyectos de desarrollo municipal.

- Difundir a través de Internet, información bibliográfica, cartográfica y estadística de la región, generando un espacio público para actividades educativas y de comunicación, que contribuyan al desarrollo de los lazos sociales y culturales de personas, organizaciones o grupos con intereses afines, no sólo a nivel nacional, sino también internacional.

- Promoción de estudios, programas de capacitación y adiestramiento a instituciones públicas nacionales, estadales o municipales.

- Proyectos o iniciativas para profundizar diversos conocimientos relacionados con el Estado Falcón, Lara, Portuguesa, Cojedes y Yaracuy.

En tal sentido, las fuentes de financiamiento que respaldarán el logro de estas actividades ascienden a Bs. 4.294,6 millones, conformadas de la siguiente manera: Bs. 3.636,3 millones por aportes del Ejecutivo Nacional, a través del Ministerio de Planificación y Desarrollo, Bs. 621,4 millones de ingresos por actividades propias, generados por la venta de publicaciones, servicios de impresión, estudios, convenios y productos cosechados en la granja experimental, entre otros; y Bs. 36,9 millones de incremento de la depreciación acumulada.

En cuanto a los gastos, los corrientes ascienden a Bs. 3.837,7 millones, lo que equivale al 89,4% del presupuesto, porcentaje que se justifica tomando en cuenta que es un organismo de planificación, investigación, capacitación, asesoría y centro regional de información, requiriendo aportes significativos en materia de recursos humanos; los de capital ascienden a Bs. 420,0 millones (9,8%) y, las aplicaciones financieras se ubican en Bs. 36,9 millones (0,8%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.257.681.868**
Transferencias Para Financiar Gastos Corrientes	3.636.271.253
Del Sector Público	3.636.271.253
Ingresos por Actividades Propias	621.410.615
Venta de Servicios	621.410.615
Recursos de Capital	**36.874.320**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	36.874.320
TOTAL	**4.294.556.188**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.837.681.868**
Gastos de Consumo	3.392.233.180
Gastos de Personal	2.724.558.860
Materiales y Suministros	211.700.000
Servicios no Personales	419.100.000
Otros Gastos de Instituciones Descentralizadas	36.874.320
Depreciación y Amortización	36.874.320
Otros Gastos Corrientes	445.448.688
Transferencias	445.448.688
Transferencias Corrientes al Sector Privado	281.668.024
Otras Transferencias	163.780.664
Gastos de Capital	**420.000.000**
Activos Reales	375.000.000
Adquisición de Maquinarias y Demás Equipos	275.000.000
Otros Activos Reales	100.000.000
Activos Intangibles	45.000.000
Aplicaciones Financieras	**36.874.320**
Activos Financieros	36.874.320
Incremento de Caja y Bancos	36.874.320
Total	**4.294.556.188**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Sistema de Información Documental, Estadal y Territorial Actualizado	Usuario	12.200
Sistema de Información Geográfico Actualizado y en Servicio	Copia	42.000
Eventos de Promoción Regional	Evento-Reunión	1
Programa de Capacitación y/o Asistencia Técnica al Sector Público	Curso	12
Programa de Divulgación de Ventajas Regionales	Informe	1
Apoyo Técnico al Fortalecimiento del Sector Productivo (PYMI)	Informe	8
Zona Especial de Desarrollo Sustentable el Baúl (ZEDES)	Informe	7
Asistencia Técnica para el Fortalecimiento de la Administración Pública	Informe	15
Gestión de Planificación en la Región Centro Occidental de Venezuela	Informe	14
Desarrollo Sostenible de la Cuenca Alta Río Tocuyo	Plan	1
Núcleos de Desarrollo Endógenos	Plan-Informe	4
Desarrollo Turístico Plan Nacional Turismo (INATUR)	Informe	6
Cosecha y Beneficio Nuez de Macadamia	T/Métricas	100
Siembra de Nuez de Macadamia	Planta	1.600
Producción de Plantas de Café	Miles de Plantas	150
Cosecha y Beneficio de Café	Quintal	2.000
Siembra de Café	Planta	130.000
Diseño y Ejecución de Políticas de Bienestar Social	Informe	1
Servicio Internet (INFOCENTRO)	Usuario	20.050

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**100**	**861.894.020**
Directivo	9	189.661.822
Profesional y Técnico	33	371.580.422
Administrativo	38	223.633.032
Obrero	20	77.018.744
Personal Contratado	**27**	**111.908.652**
Profesional y Técnico	6	51.908.652
Obrero	21	60.000.000
TOTAL	**127**	**973.802.672**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	19.274.100
II	321.236 - 371.235	8	34.453.752
III	371.236 - 421.235	7	34.376.830
IV	421.236 - 471.235		
V	471.236 - 521.235	4	24.263.914
VI	521.236 - 571.235	1	6.472.560
VII	571.236 - 621.235	4	29.046.904
VIII	621.236 - 671.235	6	47.638.520
IX	671.236 - 721.235		
X	721.236 - 771.235	10	88.420.133
XI	771.236 - 821.235	6	56.425.394
XII	821.236 - 871.235	5	51.074.204
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	1	11.502.167
XV	971.236 - 1.021.235	8	94.049.141
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	21	339.786.309
	TOTAL	**86**	**836.783.928**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	32	98.637.213
II	321.236 - 371.235	6	24.062.112
III	371.236 - 421.235	2	9.243.216
IV	421.236 - 471.235	1	5.076.203
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**41**	**137.018.744**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**46**	**445.448.688**
Jubilado	36	397.755.956
Pensionado	10	47.692.732
TOTAL	**46**	**445.448.688**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES POR PARTIDAS

Sector	4.01	4.02	4.03	4.04
01	2.457.366.044	154.700.000	417.100.000	420.000.000
03	211.690.816	57.000.000	2.000.000	
15	55.502.000			
TOTAL	**2.724.558.860**	**211.700.000**	**419.100.000**	**420.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES POR PARTIDAS (Continuación)

Sector	4.05	4.07	4.08	TOTAL
01		445.448.688		**3.894.614.732**
03				**270.690.816**
15	36.874.320		36.874.320	**129.250.640**
TOTAL	**36.874.320**	**445.448.688**	**36.874.320**	**4.294.556.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

SECTORES

Código	Denominación	Presupuesto 2005
01	Dirección Superior	3.894.614.732
03	Agrícola	270.690.816
15	Gastos no Clasificados Sectorialmente	129.250.640
	TOTAL	**4.294.556.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.724.558.860
4.02	Materiales y Suministros	211.700.000
4.03	Servicios no Personales	419.100.000
4.04	Activos Reales	420.000.000
4.05	Activos Financieros	36.874.320
4.07	Transferencias	445.448.688
4.08	Otros Gastos de Instituciones Descentralizadas	36.874.320
	TOTAL	**4.294.556.188**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.257.681.868**
Transferencias Para Financiar Gastos Corrientes	3.636.271.253
Del Sector Público	3.636.271.253
De la Administración Central	3.636.271.253
Recursos Ordinarios	3.636.271.253
Ingresos por Actividades Propias	621.410.615
Venta de Servicios	621.410.615
Producto Granja Experimental	270.000.000
Servicio de Impresión y Reproducción	8.400.000
Estudios y Convenios	250.000.000
Otros Ingresos	93.010.615
B. Gastos Corrientes	**3.837.681.868**
Gastos de Consumo	3.392.233.180
Gastos de Personal	2.724.558.860
Materiales y Suministros	211.700.000
Servicios no Personales	419.100.000
Otros Gastos de Instituciones Descentralizadas	36.874.320
Depreciación y Amortización	36.874.320
Otros Gastos Corrientes	445.448.688
Transferencias	445.448.688
Transferencias Corrientes al Sector Privado	281.668.024
Pensiones	38.154.192
Jubilaciones	243.513.832
Otras Transferencias	163.780.664
Asistencia Social al Personal Jubilado	163.780.664
C. Resultado Económico : Ahorro/(Desahorro)	**420.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**456.874.320**
Ahorro en la Cuenta Corriente	420.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	36.874.320
B. Gastos de Capital	**420.000.000**
Activos Reales	375.000.000
Adquisición de Maquinarias y Demás Equipos	275.000.000
Otros Activos Reales	100.000.000
Activos Intangibles	45.000.000
C. Resultado Financiero : Superávit/(Déficit)	**36.874.320**
III. Cuenta Financiera	
A. Recursos Financieros	**36.874.320**
Superávit Financiero	36.874.320
B. Aplicaciones Financieras	**36.874.320**
Activos Financieros	36.874.320
Incremento de Caja y Bancos	36.874.320

A0325
Fundación Escuela de Gerencia Social (FEGS)

FUNDACION ESCUELA DE GERENCIA SOCIAL (FEGS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Escuela de Gerencia Social seguirá contribuyendo con la formación de Gerentes de los organismos del sector público, nacional, estatal y municipal, en el uso de la información, capacitación y metodologías aplicadas a la gestión social, a través de actividades de Docencia, Asistencia Técnica, Investigación e Información.

Durante el año 2005, la Fundación enfatizará el apoyo a los procesos de planificación, formulación, evaluación y seguimiento de políticas y programas sociales del Estado, en sus niveles centralizados y descentralizados a través de la capacitación, asesoría técnica, investigación e información y el desarrollo de nuevas estrategias metodológicas, orientadas a la producción de una investigación íntimamente conectada con la intervención, que facilite instrumentos útiles para la toma de decisiones. Apoyará decididamente al mismo tiempo, el proceso de descentralización de los programas sociales a nivel estadal y municipal, dotando de instrumentos eficientes a la gerencia de dichos programas.

En el marco de estos lineamientos, la Fundación diseñará, ejecutará y coordinará programas docentes de capacitación, formación y especialización, destinados a fortalecer la gestión de los gerentes del sector en áreas prioritarias tales como información social, formulación y evaluación de programas sociales, planificación estratégica, diagnóstico social, gerencia de programas sociales, diseño y seguimiento de programas sociales, desarrollo gerencial, cambio organizacional y técnicas de negociación.

Un eje fundamental de su acción, lo constituirá el apoyo dirigido a afianzar los procesos de modernización del Estado y de transferencia de competencias iniciado por el Gobierno Central, fortaleciendo capacidades de gestión de programas sociales en los niveles Estatal y Municipal de Gobierno.

Asimismo, intensificará el establecimiento de convenios y relaciones de cooperación con Universidades, organismos e instancias, tanto nacionales como internacionales, así como de organizaciones no gubernamentales en áreas prioritarias de acción de la FEGS.

Continuará con el desarrollo del Servicio de Información especializado en políticas, planes y gerencia social y mantendrá como línea de trabajo permanente el desarrollo y creación de sistemas de información especializados y disponibles por vía telemática, con la finalidad de consolidar la oferta de información en el área.

Finalmente, mantendrá el desarrollo de la línea editorial de la FEGS, mediante la edición de publicaciones especializadas en las temáticas antes señaladas, con el objetivo de promover la difusión del conocimiento en el área social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.845.695.610**
Transferencias Para Financiar Gastos Corrientes	2.099.615.875
Del Sector Público	2.099.615.875
Ingresos por Actividades Propias	621.579.735
Venta de Servicios	621.579.735
Otros Ingresos Corrientes	124.500.000
Ingresos de la Propiedad	118.500.000
Otros Ingresos Diversos	6.000.000
Recursos de Capital	**45.830.672**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	45.830.672
Recursos Financieros	**480.001.444**
Activos Financieros	402.777.654
Disminución de Caja y Bancos	402.777.654
Pasivos Financieros	77.223.790
Incremento de Cuentas y Efectos a Cobrar	77.223.790
TOTAL	**3.371.527.726**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**2.943.441.476**
Gastos de Consumo	2.930.766.476
Gastos de Personal	2.254.893.309
Materiales y Suministros	169.139.315
Servicios no Personales	460.903.180
Otros Gastos de Instituciones Descentralizadas	45.830.672
Depreciación y Amortización	45.830.672
Otros Gastos Corrientes	12.675.000
Transferencias	12.675.000
Transferencias Corrientes al Sector Privado	12.675.000
Gastos de Capital	**428.086.250**
Activos Reales	403.086.250
Adquisición de Maquinarias y Demás Equipos	103.086.250
Otros Activos Reales	300.000.000
Activos Intangibles	25.000.000
TOTAL	**3.371.527.726**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Capacitación de Gerentes de Programas Sociales Nacionales	Gerente Capacitado	465
Formación de Gerentes Sociales en distintas Instancias Gubernamentales	Gerente Capacitado	200
Formación de Gerentes Sociales Comunitarios	Gerente Capacitado	1.175
Capacitación en Gerencia Social aplicada a los Consejos Locales de Planificación Pública	Gerente Capacitado	60
Talleres de formación y acompañamiento técnico a las Alcaldías y Consejos Locales de Planificación Pública.	Organismo Atendido	6
Emisión de boletín social en forma Electrónica	Boletín Enviado	8.000
Publicaciones de libros con información social	Libro	3.900
Investigación social aplicada	Investigación Realizada	10
Asistencia técnica a Instituciones Gubernamentales en Gerencia Social	Organismo Atendido	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**43**	**714.923.376**
Directivo	8	297.067.728
Profesional y Técnico	20	301.777.068
Administrativo	15	116.078.580
Personal Fijo a Tiempo Parcial	**173**	**528.748.960**
Docente	173	528.748.960
TOTAL	**216**	**1.243.672.336**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	140	254.594.890
II	321.236 - 371.235	1	4.447.872
III	371.236 - 421.235	2	9.433.896
IV	421.236 - 471.235	1	5.290.272
V	471.236 - 521.235		
VI	521.236 - 571.235	13	89.058.750
VII	571.236 - 621.235	4	27.576.924
VIII	621.236 - 671.235	1	7.580.064
IX	671.236 - 721.235		
X	721.236 - 771.235	20	185.095.320
XI	771.236 - 821.235	3	28.824.912
XII	821.236 - 871.235	1	10.322.052
XIII	871.236 - 921.235	4	43.336.068
XIV	921.236 - 971.235	1	11.361.204
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	1	12.719.064
XVII	1.071.236 - MAS	24	554.031.048
	TOTAL	**216**	**1.243.672.336**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	1	12.675.000
Jubilado	1	12.675.000
TOTAL	**1**	**12.675.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	504.076.750	357.400.509	417.204.122	976.211.928	**2.254.893.309**
4.02	118.341.680	6.120.000	10.964.000	33.713.635	**169.139.315**
4.03	140.756.100	32.650.000	125.221.750	162.275.330	**460.903.180**
4.04		3.086.250		425.000.000	**428.086.250**
4.07				12.675.000	**12.675.000**
4.08	1.850.848	4.125.000	2.026.250	37.828.574	**45.830.672**
TOTAL	**765.025.378**	**403.381.759**	**555.416.122**	**1.647.704.467**	**3.371.527.726**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Capacitación y Formación	765.025.378
02	Información y Documentación	403.381.759
03	Asistencia Técnica e Investigación Aplicada	555.416.122
99	Partidas no Asignables a Programas	1.647.704.467
	TOTAL	**3.371.527.726**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.254.893.309
4.02	Materiales y Suministros	169.139.315
4.03	Servicios no Personales	460.903.180
4.04	Activos Reales	428.086.250
4.07	Transferencias	12.675.000
4.08	Otros Gastos de Instituciones Descentralizadas	45.830.672
	TOTAL	**3.371.527.726**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.845.695.610**
Transferencias Para Financiar Gastos Corrientes	2.099.615.875
Del Sector Público	2.099.615.875
De la Administración Central	2.099.615.875
Recursos Ordinarios	2.099.615.875
Ingresos por Actividades Propias	621.579.735
Venta de Servicios	621.579.735
Convenios	440.494.375
Ingresos por Cursos	170.285.360
Ingresos Ventas de Fotocopias	10.800.000
Otros Ingresos Corrientes	124.500.000
Ingresos de la Propiedad	118.500.000
Intereses por Dinero en Depósitos	118.500.000
Otros Ingresos Diversos	6.000.000
B. Gastos Corrientes	**2.943.441.476**
Gastos de Consumo	2.930.766.476
Gastos de Personal	2.254.893.309
Materiales y Suministros	169.139.315
Servicios no Personales	460.903.180
Otros Gastos de Instituciones Descentralizadas	45.830.672
Depreciación y Amortización	45.830.672
Otros Gastos Corrientes	12.675.000
Transferencias	12.675.000
Transferencias Corrientes al Sector Privado	12.675.000
Pensiones y Jubilaciones	12.675.000
C. Resultado Económico : Ahorro/(Desahorro)	**(97.745.866)**
II. Cuenta Capital	
A. Recursos de Capital	**(51.915.194)**
Desahorro en la Cuenta Corriente	(97.745.866)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	45.830.672
B. Gastos de Capital	**428.086.250**
Activos Reales	403.086.250
Adquisición de Maquinarias y Demás Equipos	103.086.250
Otros Activos Reales	300.000.000
Activos Intangibles	25.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(480.001.444)**
III. Cuenta Financiera	
A. Recursos Financieros	**480.001.444**
Activos Financieros	402.777.654
Disminución de Cajas y Bancos	402.777.654
Pasivos Financieros	77.223.790
Incremento de Cuentas y Efectos a Pagar	77.223.790
B. Aplicaciones Financieras	**480.001.444**
Déficit Financiero	480.001.444

A0335
Instituto Venezolano de Planificación
(IVEPLAN)

INSTITUTO VENEZOLANO DE PLANIFICACIÓN (IVEPLAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Venezolano de Planificación (IVEPLAN), tiene como objetivo principal contribuir al desarrollo del Sistema Nacional de Planificación, según los lineamientos del Plan de la Nación y las exigencias del desarrollo nacional. Entre sus principales funciones, se pueden destacar las siguientes:

- Diseñar y dictar cursos de postgrado en las áreas de su competencia.
- Capacitar al personal de los organismos del Sistema Nacional de Planificación.
- Realizar y promover investigaciones que estimulen la producción o aplicación de innovaciones, necesarias para la solución de los problemas económicos, políticos y socioeconómicos.
- Propiciar la utilización y difusión de metodologías de planificación y gestión, acordes con los requerimientos del país.
- Formular y evaluar proyectos, siempre que sea requerido.

De acuerdo a las funciones específicas enunciadas anteriormente, IVEPLAN tiene previsto para el año 2005 realizar un conjunto de actividades asociadas a diferentes proyectos u operaciones que van a ser desarrolladas por cada una de las instancias organizativas, a saber:

- Dictar cursos de postgrado.
- Realizar cursos de educación continua.
- Dictar cursos superiores.
- Presentar proyectos de investigación.
- Realizar asesorías para la Administración Pública.
- Elaborar publicaciones.
- Realizar seminarios sobre la Planificación en Venezuela.
- Culminar la construcción de la nueva sede de la Escuela Venezolana de Planificación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.340.183.466**
Transferencias Para Financiar Gastos Corrientes	967.721.466
Del Sector Público	967.721.466
Ingresos por Actividades Propias	362.400.000
Venta de Bienes	20.000.000
Venta de Servicios	342.400.000
Otros Ingresos Corrientes	10.062.000
Otros Ingresos Diversos	10.062.000
Recursos de Capital	**1.304.400**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.304.400
Recursos Financieros	**11.991.200.000**
Activos Financieros	11.991.200.000
Disminución de Caja y Bancos	11.991.200.000
TOTAL	**13.332.687.866**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.232.687.866**
Gastos de Consumo	1.157.057.452
Gastos de Personal	911.671.052
Materiales y Suministros	117.460.000
Servicios no Personales	126.622.000
Otros Gastos de Instituciones Descentralizadas	1.304.400
Depreciación y Amortización	1.304.400
Otros Gastos Corrientes	75.630.414
Transferencias	75.630.414
Transferencias Corrientes al Sector Privado	75.630.414
Gastos de Capital	**12.100.000.000**
Activos Reales	12.092.620.000
Adquisición de Maquinarias y Demás Equipos	92.620.000
Obras de Infraestructura - Estudios y Proyectos	12.000.000.000
Activos Intangibles	7.380.000
Total	**13.332.687.866**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Cursos de Postgrados	Curso	4
Cursos de Educación Continua	Curso	46
Cursos Superiores	Curso	5
Proyectos de Investigación	Proyecto	3
Asesorías a Organismos	Asesoría	3
Publicación de Documentos	Documento	4
Seminarios	Seminario	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**39**	**308.388.800**
Directivo	4	77.622.000
Profesional y Técnico	12	112.147.200
Administrativo	23	118.619.600
Personal Fijo a Tiempo Parcial	**49**	**126.945.200**
Docente	49	126.945.200
Personal Contratado	**3**	**23.054.800**
Profesional y Técnico	3	23.054.800
TOTAL	**91**	**458.388.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	53	132.184.400
II	321.236 - 371.235	2	8.092.800
III	371.236 - 421.235	5	23.709.700
IV	421.236 - 471.235	6	32.048.400
V	471.236 - 521.235	1	5.894.900
VI	521.236 - 571.235	1	6.313.700
VII	571.236 - 621.235	5	34.479.000
VIII	621.236 - 671.235	3	22.650.100
IX	671.236 - 721.235	1	8.354.900
X	721.236 - 771.235	3	26.498.900
XI	771.236 - 821.235	2	19.453.800
XII	821.236 - 871.235		
XIII	871.236 - 921.235	2	20.984.500
XIV	921.236 - 971.235	1	11.597.300
XV	971.236 - 1.021.235	2	23.318.400
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	4	82.808.000
	TOTAL	**91**	**458.388.800**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	2	75.630.414
Jubilado	2	75.630.414
TOTAL	**2**	**75.630.414**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	135.859.900	110.056.800	185.811.300	192.119.600
4.02	5.900.000	19.800.000	13.600.000	21.200.000
4.03	11.280.000	43.680.000	20.181.000	10.210.000
4.04	12.022.200.000	4.700.000	13.080.000	33.700.000
4.07				
4.08	217.300	217.300	217.300	217.300
TOTAL	**12.175.457.200**	**178.454.100**	**232.889.600**	**257.446.900**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	TOTAL
4.01	57.485.900	230.337.552	**911.671.052**
4.02	6.320.000	50.640.000	**117.460.000**
4.03	3.050.000	38.221.000	**126.622.000**
4.04	4.480.000	21.840.000	**12.100.000.000**
4.07		75.630.414	**75.630.414**
4.08	217.300	217.900	**1.304.400**
TOTAL	**71.553.200**	**416.886.866**	**13.332.687.866**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección General	12.175.457.200
02	Asesoría y Redes Institucionales	178.454.100
03	Investigación y Estudios de Post-grados	232.889.600
04	Escuela de Ciencias y Técnicas de Gobierno	257.446.900
05	Centro de Información y Documentación	71.553.200
06	Servicios Administrativos y Apoyo Logístico	416.886.866
	TOTAL	**13.332.687.866**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	911.671.052
4.02	Materiales y Suministros	117.460.000
4.03	Servicios no Personales	126.622.000
4.04	Activos Reales	12.100.000.000
4.07	Transferencias	75.630.414
4.08	Otros Gastos de Instituciones Descentralizadas	1.304.400
	TOTAL	**13.332.687.866**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.340.183.466**
Transferencias Para Financiar Gastos Corrientes	967.721.466
Del Sector Público	967.721.466
De la Administración Central	967.721.466
Recursos Ordinarios	967.721.466
Ingresos por Actividades Propias	362.400.000
Venta de Bienes	20.000.000
Publicaciones	20.000.000
Venta de Servicios	342.400.000
Convenios Institucionales	38.800.000
Cursos	303.600.000
Otros Ingresos Corrientes	10.062.000
Otros Ingresos Diversos	10.062.000
B. Gastos Corrientes	**1.232.687.866**
Gastos de Consumo	1.157.057.452
Gastos de Personal	911.671.052
Materiales y Suministros	117.460.000
Servicios no Personales	126.622.000
Otros Gastos de Instituciones Descentralizadas	1.304.400
Depreciación y Amortización	1.304.400
Otros Gastos Corrientes	75.630.414
Transferencias	75.630.414
Transferencias Corrientes al Sector Privado	75.630.414
Jubilaciones	48.615.100
Asistencia Social al Personal Jubilado	27.015.314
C. Resultado Económico : Ahorro/(Desahorro)	**107.495.600**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**108.800.000**
Ahorro en la Cuenta Corriente	107.495.600
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.304.400
B. Gastos de Capital	**12.100.000.000**
Activos Reales	12.092.620.000
Adquisición de Maquinarias y Demás Equipos	92.620.000
Obras de Infraestructura	12.000.000.000
Activos Intangibles	7.380.000
C. Resultado Financiero : Superávit / (Déficit)	**(11.991.200.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**11.991.200.000**
Activos Financieros	11.991.200.000
Disminución de Cajas y Bancos	11.991.200.000
B. Aplicaciones Financieras	**11.991.200.000**
Déficit Financiero	11.991.200.000

A0904
Autoridad Única de Área para el Estado
Vargas (AUAEV)

AUTORIDAD ÚNICA DE ÁREA PARA EL ESTADO VARGAS (AUAEV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Autoridad Única de Área para el Estado Vargas (AUAEV), fue creada con el objeto de concentrar, en una sola figura, la planificación y coordinación del ordenamiento y reconstrucción del Estado Vargas, luego del fenómeno acaecido en diciembre del año 1999.

El objetivo general de la AUAEV, es planificar y coordinar los planes y programas de ordenamiento del territorio, para el desarrollo y mejoramiento del ámbito espacial, correspondiente a las áreas sometidas a un régimen especial de manejo, que determine el Ejecutivo Nacional.

Para darle viabilidad a la ejecución de las actividades programadas, de acuerdo a las características de la organización, a la AUAEV se le asigna un presupuesto para el año 2005, conforme a la política de austeridad y racionalidad, así como a las leyes, normas y reglamentos aplicables a los Servicios Autónomos y a la disponibilidad de recursos para el ejercicio fiscal que se presupuesta.

Dada la razón social y legal de la AUAEV, se estima que las actividades a ejecutar serán de gran impacto entre la población del Estado Vargas. Por consiguiente, serán los habitantes de esta región los que más se beneficien de los servicios que se presten a través del organismo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.320.000**
Otros Ingresos Corrientes	4.320.000
Ingresos de la Propiedad	4.320.000
Recursos Financieros	**274.464.764**
Activos Financieros	274.464.764
Disminución de Caja y Bancos	129.264.764
Disminución de Inversiones Temporales	145.200.000
TOTAL	**278.784.764**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**171.113.534**
Gastos de Consumo	171.113.534
Gastos de Personal	139.326.534
Materiales y Suministros	4.417.000
Servicios no Personales	27.370.000
Aplicaciones Financieras	**107.671.230**
Pasivos Financieros	107.671.230
Servicio de la Deuda Pública y Disminución de Otros Pasivos	107.671.230
Disminución de Cuentas y Efectos a Pagar	107.671.230
TOTAL	**278.784.764**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Plan Maestro Para la Recuperación de las Parroquias Macuto y Caraballeda	Plan	1
Plan Especial de Ordenamiento y Diseño Urbano en Cuencas	Plan	1
Recuperación y Desarrollo del Borde Urbano Marino del Litoral Central - Tramo Arrecife - Los Caracas	Estudio	1
Programa de Rehabilitación, Mejoramiento y Estructuración de la Vialidad y el Sistema de Transporte Público	Proyecto	2
Saneamiento Ambiental, Planes de Recuperación y Desarrollo de Playas y de Infraestructuras Turísticas Recreacionales en Vargas	Proyecto	2
Programa de Investigación, Estudios y Proyectos	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**3**	**51.203.384**
Directivo	1	24.689.494
Profesional y Técnico	1	9.482.108
Administrativo	1	17.031.782
Personal Contratado	**10**	**88.123.150**
Profesional y Técnico	5	54.898.065
Administrativo	5	33.225.085
TOTAL	**13**	**139.326.534**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	6	18.022.736
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	7	121.303.798
	TOTAL	**13**	**139.326.534**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	10.686.616	128.639.918		**139.326.534**
4.02	1.990.000	2.427.000		**4.417.000**
4.03	14.900.000	12.470.000		**27.370.000**
4.06			107.671.230	**107.671.230**
TOTAL	**27.576.616**	**143.536.918**	**107.671.230**	**278.784.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	27.576.616
02	Planificación y Coordinación	143.536.918
99	Partidas no Asignables a Programas	107.671.230
	TOTAL	**278.784.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	139.326.534
4.02	Materiales y Suministros	4.417.000
4.03	Servicios no Personales	27.370.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	107.671.230
	TOTAL	**278.784.764**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.320.000**
Otros Ingresos Corrientes	4.320.000
Ingresos de la Propiedad	4.320.000
Intereses por Dinero en Depósito	4.320.000
B. Gastos Corrientes	**171.113.534**
Gastos de Consumo	171.113.534
Gastos de Personal	139.326.534
Materiales y Suministros	4.417.000
Servicios no Personales	27.370.000
C. Resultado Económico : Ahorro/(Desahorro)	**(166.793.534)**
II. Cuenta Capital	
A. Recursos de Capital	**(166.793.534)**
Desahorro en la Cuenta Corriente	(166.793.534)
C. Resultado Financiero : Superávit / (Déficit)	**(166.793.534)**
III. Cuenta Financiera	
A. Recursos Financieros	**274.464.764**
Activos Financieros	274.464.764
Disminución de Caja y Bancos	129.264.764
Disminución de Inversiones Temporales	145.200.000
B. Aplicaciones Financieras	**274.464.764**
Pasivos Financieros	107.671.230
Servicio de la Deuda y Disminución de Otros Pasivos	107.671.230
Disminución de Cuentas y Efectos a Pagar	107.671.230
Déficit Financiero	166.793.534

A0941
Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)

FONDO NACIONAL PARA EL FINANCIAMIENTO DE LAS ZONAS ESPECIALES DE DESARROLLO SUSTENTABLE (FONZEDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Ejecutivo Nacional, para llevar a cabo los planes en las Zonas Especiales de Desarrollo Sustentables (ZEDES), las cuales están definidas como "áreas continuas del Territorio Nacional con importantes potencialidades y características ecológicas más o menos homogéneas", estableció mecanismos de administración y coordinación interinstitucional, especificados en el Decreto con Fuerza de Ley, dirigidos a impulsar una mejor gestión oficial para favorecer el proceso de desarrollo social y económico en estas zonas. A tal fin, se requiere establecer mecanismos de financiamiento oportuno, asistencia técnica, vinculación internacional y otros incentivos, que hagan atractiva y viable una política de desarrollo regional, conectada armónicamente al Desarrollo Nacional.

El Ejecutivo Nacional, por órgano del Ministro de Estado para la Coordinación y Control de las ZEDES, procurará la instrumentación de planes coordinados con instituciones de desarrollo regional como son las Corporaciones Regionales (las cuales conforman los órganos ejecutores de los Planes de Desarrollo para las ZEDES), financiados a través del **Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES),** presidido por el Ministro de Estado para las ZEDES.

Este ente, financiará sobre la base de los planes y programas definidos en común acuerdo con el Ministerio de Planificación y Desarrollo, la ejecución de los proyectos a pequeños y medianos empresarios a ser ejecutados en cada ZEDES; asimismo, participará y colaborará a su vez, en el impulso de otros programas importantes y Misiones necesarias, cuya intención es facilitar herramientas para encausar a los participantes hacia labores productivas con sustentabilidad en el largo plazo, que generen servicios y bienes que cubran las necesidades de la ZEDES, en donde se despliegue el Núcleo de Desarrollo Endógeno (NDE).

Los Programas a financiar están orientados al desarrollo de las siguientes áreas:

- Fomentar, impulsar y reactivar el desarrollo de actividades productivas agrícolas, turísticas e industriales.

- Rescatar y mejorar la infraestructura de apoyo al productor agrícola: sistemas de riego, centros de atención al productor, instalación de pequeñas agroindustrias.

- Financiar la producción de rubros bandera.

Los programas de financiamiento de FONZEDES se ejecutarán en las Zonas Especiales de Desarrollo Sustentable (ZEDES) decretadas por el Ejecutivo Nacional, siendo en la actualidad las siguientes: Barlovento, Camatagua – El Sombrero, Sur del Lago, Caura, Boconó – Masparro, Mesa de Guanipa, El Baúl-Turén, Caribe y la Guajira. En ellas se financiarán actividades productiva, que conlleven al desarrollo sustentable y se prestará el servicio de asistencia técnica requerido, para consolidar los objetivos diseñados en los Programas de Financiamiento designados para las ZEDES.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**8.498.275.712**
Transferencias Para Financiar Gastos Corrientes	7.232.875.712
Del Sector Público	7.232.875.712
Otros Ingresos Corrientes	1.265.400.000
Ingresos de la Propiedad	1.265.400.000
Recursos de Capital	**239.685.194.305**
Transferencias Para Financiar Gastos de Capital	239.660.625.680
Del Sector Público	21.467.424.288
Recursos Provenientes de la Ley de Endeudamiento	218.193.201.392
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	24.568.625
Recursos Financieros	**600.000.000**
Activos Financieros	600.000.000
Recuperación de Préstamos	600.000.000
TOTAL	**248.783.470.017**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**6.342.371.183**
Gastos de Consumo	6.342.371.183
Gastos de Personal	2.426.214.624
Materiales y Suministros	494.387.528
Servicios no Personales	3.397.200.406
Otros Gastos de Instituciones Descentralizadas	24.568.625
Depreciación y Amortización	24.568.625
Gastos de Capital	**890.504.529**
Activos Reales	455.733.698
Adquisición de Maquinarias y Demás Equipos	396.521.198
Conservaciones Ampliaciones y Mejoras	59.212.500
Activos Intangibles	418.020.831
Gastos Capitalizables	16.750.000
Servicios no Personales	16.750.000
Aplicaciones Financieras	**241.550.594.305**
Activos Financieros	241.550.594.305
Incremento de Caja y Bancos	24.568.625
Concesión de Préstamos	241.526.025.680
TOTAL	**248.783.470.017**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Financiamiento para Siembra de Palma Aceitera	Bolívares	1.990.000.000
Financiamiento para Siembra de Raíces y Tubérculos	Bolívares	1.952.000.000
Financiamiento para Siembra de Frutales	Bolívares	661.000.000
Financiamiento para Siembra de Caraota	Bolívares	2.000.000.000
Diseño Organizacional de FONZEDES	Documento	1
Establecimiento de Métodos y Procedimientos Administrativos	Documento	12
Reuniones de Comisión Administradora	Reunión	36
Formulación de Proyectos de Presupuesto y de Plan Operativo Anual	Proyecto	2
Financiamiento para el Programa Cacaotero	Bolívares	3.955.000.000
Financiamiento para la Reactivación de Granjas Avícolas	Bolívares	450.000.000
Proyecto de Reglamento Interno de FONZEDES	Documento	1
Análisis Técnico-económico - Jurídico de las Solicitudes de Crédito	Documento	7.000
Elaboración de Contratos y Convenios	Contrato	5.250
Coordinación, Seguimiento y Control de Asesorías Técnicas	Asesoría	600
Recepción y Entrega de Ganado y Maquinaria y Equipos Agroindustriales	Entrega	15
Financiamiento para Siembra de Leguminosas y Oleaginosas	Bolívares	9.019.424.288
Financiamiento para programa de Impulso y Fortalecimiento de la Actividad Industrial	Bolívares	28.211.961.283
Financiamiento para dotación de Maquinaria y Equipos Agrícolas	Bolívares	192.812.166.041
Financiamiento para Siembra de Caña de Azúcar Panelera	Bolívares	360.000.000
Financiamiento para Construcción de Viveros	Bolívares	270.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**58**	**787.164.467**
Directivo	9	200.085.000
Profesional y Técnico	39	529.360.000
Administrativo	7	43.355.000
Obrero	3	14.364.467
Personal Contratado	**8**	**85.350.000**
Directivo	1	23.430.000
Profesional y Técnico	3	39.600.000
Administrativo	2	13.200.000
Obrero	2	9.120.000
TOTAL	**66**	**872.514.467**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	5	28.892.050
VI	521.236 - 571.235	3	19.809.700
VII	571.236 - 621.235	1	7.075.700
VIII	621.236 - 671.235	1	7.853.250
IX	671.236 - 721.235	7	58.881.300
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	12	136.973.350
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	32	589.544.650
	TOTAL	**61**	**849.030.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	5	23.484.467
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**5**	**23.484.467**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	1.698.350.237	727.864.387		**2.426.214.624**
4.02	346.071.270	148.316.258		**494.387.528**
4.03	1.375.630.163	2.038.320.243		**3.413.950.406**
4.04	606.603.170	267.151.359		**873.754.529**
4.05		241.526.025.681	24.568.624	**241.550.594.305**
4.08			24.568.625	**24.568.625**
TOTAL	**4.026.654.840**	**244.707.677.928**	**49.137.249**	**248.783.470.017**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	4.026.654.840
02	Financiamiento a Zonas Especiales	244.707.677.928
99	Partidas no Asignables a Programas	49.137.249
	TOTAL	**248.783.470.017**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.426.214.624
4.02	Materiales y Suministros	494.387.528
4.03	Servicios no Personales	3.413.950.406
4.04	Activos Reales	873.754.529
4.05	Activos Financieros	241.550.594.305
4.08	Otros Gastos de Instituciones Descentralizadas	24.568.625
	TOTAL	**248.783.470.017**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.498.275.712**
Transferencias Para Financiar Gastos Corrientes	7.232.875.712
Del Sector Público	7.232.875.712
De la Administración Central	7.232.875.712
Recursos Ordinarios	7.232.875.712
Otros Ingresos Corrientes	1.265.400.000
Ingresos de la Propiedad	1.265.400.000
Intereses por Dinero en Depósitos	1.265.400.000
B. Gastos Corrientes	**6.342.371.183**
Gastos de Consumo	6.342.371.183
Gastos de Personal	2.426.214.624
Materiales y Suministros	494.387.528
Servicios no Personales	3.397.200.406
Otros Gastos de Instituciones Descentralizadas	24.568.625
Depreciación y Amortización	24.568.625
C. Resultado Económico : Ahorro/(Desahorro)	**2.155.904.529**
II. Cuenta Capital	
A. Recursos de Capital	**241.841.098.834**
Ahorro en la Cuenta Corriente	2.155.904.529
Transferencias Para Financiar Gastos de Capital	239.660.625.680
Del Sector Público	21.467.424.288
De la Administración Central	21.467.424.288
Recursos Ordinarios	20.409.804.288
Otras Fuentes de Financiamiento	1.057.620.000
Recursos Provenientes de la Ley de Endeudamiento	218.193.201.392
Programa Impulso y Fortalecimiento de la Actividad Industrial (ZEDES)	812.166.048
Programa de Equipamiento y Maquinaria Agrícola (ZEDES)	1.834.474.062
Programa Zonas Especiales de Desarrollo Sustentable (ZEDES)	215.546.561.282

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	24.568.625
B. Gastos de Capital	**890.504.529**
Activos Reales	455.733.698
Adquisición de Maquinarias y Demás Equipos	396.521.198
Conservaciones Ampliaciones y Mejoras	59.212.500
Activos Intangibles	418.020.831
Gastos Capitalizables	16.750.000
Servicios no Personales	16.750.000
C. Resultado Financiero : Superávit / (Déficit)	**240.950.594.305**
III. Cuenta Financiera	
A. Recursos Financieros	**241.550.594.305**
Activos Financieros	600.000.000
Recuperación de Préstamos	600.000.000
Superávit Financiero	240.950.594.305
B. Aplicaciones Financieras	**241.550.594.305**
Activos Financieros	241.550.594.305
Incremento de Caja y Bancos	24.568.625
Concesión de Préstamos	241.526.025.680

30

Ministerio de Ciencia y Tecnología

A0022
Instituto Nacional de Investigaciones Agrícolas
(INIA)

INSTITUTO NACIONAL DE INVESTIGACIONES AGRÍCOLAS (INIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Para el año 2005, este Instituto estima cumplir con su misión de generar investigaciones y prestar servicios especializados en producción y validación de conocimientos y tecnologías, demandados por las cadenas agroalimentarias prioritarias para el Estado Venezolano, direccionando sus esfuerzos, principalmente hacia el logro de los proyectos de acción correspondientes a los Programas Estratégicos: Seguridad Alimentaria, Tecnologías de Información y Comunicación para el Desarrollo, Salud Pública, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la CyT, Ciencia y Tecnología para la Seguridad y Defensa Nacional, Hábitat y Desarrollo e Innovación para el Desarrollo Local Endógeno, de conformidad con las Directrices Estratégicas del MCT, contempladas en el Plan Operativo Anual 2005, entre los cuales se destacan:

- Prestación de servicios especializados y asistencia agrícola en biotecnología.
- Generación de proyectos de innovación tecnológica agrícola e innovación y divulgación en materia de producción agrícola.
- Producción de insumos agrícolas para el sistema agroalimentario y producción agrícola en especies tradicionales y no tradicionales.
- Innovación y divulgación de la sustentabilidad de los sistemas de producción de cereales-leguminosas en Venezuela.
- Adquisición de una plataforma de TIC y mantenimiento de una infraestructura de comunicación apropiada.
- Vinculación, convenios y alianzas estratégicas dirigidas a la búsqueda de otras vías de financiamiento para actividades en CTI.
- Capacitación a usuarios del sistema en innovación para la gerencia pública y social.
- Actualización tecnológica y acreditación de calidad de procesos de investigación y servicios.
- Detección de medidas de seguridad requeridas para minimizar riesgos agroalimentarios, ambientales y de salud pública.
- Articulación con redes internacionales de cooperación científica y tecnológica.
- Generación de tecnologías para el incremento de la producción y productividad agrícola, pastoril y piscícola, dentro del desarrollo local endógeno.
- Uso y aprovechamiento de productos y subproductos de origen biótico en actividades agroproductivas.
- Innovación y divulgación en sistemas de producción de ganadería doble propósito y del incremento de la sustentabilidad de economías de comunidades rurales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**96.352.809.632**
Transferencias para Financiar Gastos Corrientes	92.921.209.632
Del Sector Público	92.921.209.632
Ingresos por Actividades Propias	3.431.600.000
Venta de Bienes	1.233.076.198
Venta de Servicios	2.198.523.802
Recursos de Capital	**21.207.630.120**
Transferencias Para Financiar Gastos de Capital	20.957.630.120
Del Sector Público	20.957.630.120
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	250.000.000
TOTAL	**117.560.439.752**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**85.177.212.419**
Gastos de Consumo	71.821.547.690
Gastos de Personal	59.614.766.662
Materiales y Suministros	1.717.597.248
Servicios no Personales	10.239.183.780
Otros Gastos de Instituciones Descentralizadas	250.000.000
Depreciación y Amortización	250.000.000
Otros Gastos Corrientes	13.355.664.729
Transferencias	13.355.664.729
Transferencias Corrientes al Sector Público	11.281.761.240
Otras Transferencias	2.073.903.489
Gastos de Capital	**32.383.227.333**
Activos Reales	31.594.819.077
Repuestos y Reparaciones Mayores	794.850.196
Adquisición de Maquinarias y Demás Equipos	8.205.366.267
Obras de Infraestructuras - Estudios y Proyectos	3.632.041.000
Estudios y Proyectos para Inversión en Activo Fijo	17.722.284.075
Conservaciones, Ampliaciones y Mejoras	1.240.277.539
Activos Intangibles	74.400.000
Gastos Capitalizables	714.008.256
Servicios no Personales	714.008.256
Total	**117.560.439.752**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Ensayos Regionales	Ensayo	60
Análisis de Suelo	Muestra	20.000
Antígenos	Muestra	10.000
Certificación de Semillas	T.M.	45.000
Diagnósticos	Diagnóstico	6.200
Producción de Semillas	T.M:	95
Producción de Alevines	Alevin	1.000.000
Producción de Reproductores	Cabeza	170
Mantenimiento de Rebaños	Proyecto	5
Investigación y Transferencias	Proyecto	56

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.787**	**24.362.900.714**
Directivo	19	290.214.220
Profesional y Técnico	158	2.309.436.262
Administrativo	254	2.091.703.902
De Investigación	772	14.909.166.538
Obrero	584	4.762.379.792
Personal Contratado	**113**	**920.300.903**
Directivo	10	69.730.338
Profesional y Técnico	19	166.532.744
Administrativo	12	60.846.105
De Investigación	22	400.808.296
Obrero	50	222.383.420
TOTAL	**1.900**	**25.283.201.617**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	14	50.156.834
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	6	32.385.446
V	471.236 - 521.235		
VI	521.236 - 571.235	19	124.639.395
VII	571.236 - 621.235	16	114.361.117
VIII	621.236 - 671.235	87	680.622.190
IX	671.236 - 721.235	85	704.895.870
X	721.236 - 771.235	22	195.180.842
XI	771.236 - 821.235	33	314.092.405
XII	821.236 - 871.235	24	241.208.137
XIII	871.236 - 921.235	43	461.756.818
XIV	921.236 - 971.235	27	301.262.855
XV	971.236 - 1.021.235	23	273.499.862
XVI	1.021.236 - 1.071.235	11	139.125.961
XVII	1.071.236 - MAS	856	16.665.250.673
	TOTAL	**1.266**	**20.298.438.405**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	634	4.984.763.212
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**634**	**4.984.763.212**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**422**	**8.537.031.240**
Jubilado	355	7.998.402.798
Pensionado	67	538.628.442
Obrero	**150**	**1.620.570.000**
Jubilado	150	1.620.570.000
TOTAL	**572**	**10.157.601.240**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	26.507.086.123	29.217.346.152	3.665.694.387	224.640.000		**59.614.766.662**
4.02	1.526.287.248	75.000.000	24.150.000	92.160.000		**1.717.597.248**
4.03	6.112.353.530			4.840.838.506		**10.953.192.036**
4.04	5.550.535.002	6.000.000.000	6.629.324.075	13.489.360.000		**31.669.219.077**
4.07	11.243.361.240			2.112.303.489		**13.355.664.729**
4.08					250.000.000	**250.000.000**
TOTAL	**50.939.623.143**	**35.292.346.152**	**10.319.168.462**	**20.759.301.995**	**250.000.000**	**117.560.439.752**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	50.939.623.143
02	Investigación	35.292.346.152
03	Negociación Tecnológica	10.319.168.462
04	Programa de Tecnología Agropecuaria	20.759.301.995
99	Partidas no Asignables a Programas	250.000.000
	TOTAL	**117.560.439.752**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	59.614.766.662
4.02	Materiales y Suministros	1.717.597.248
4.03	Servicios no Personales	10.953.192.036
4.04	Activos Reales	31.669.219.077
4.07	Transferencias	13.355.664.729
4.08	Otros Gastos de Instituciones Descentralizadas	250.000.000
	TOTAL	**117.560.439.752**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**96.352.809.632**
Transferencias Para Financiar Gastos Corrientes	92.921.209.632
Del Sector Público	92.921.209.632
De la Administración Central	92.921.209.632
Recursos Ordinarios	82.427.669.082
Otras Fuentes de Financiamiento	10.493.540.550
Ingresos por Actividades Propias	3.431.600.000
Venta de Bienes	1.233.076.198
Semillas	357.421.496
Leche, vacunas, especies piscícolas, huevos, publicaciones, semen	352.000.000
Antígenos	231.339.020
Semovientes	24.000.000
Productos Cosechados y Procesados	268.315.682
Venta de Servicios	2.198.523.802
Certificación de Semillas	321.841.963
Análisis de Suelos	149.528.859
Diagnósticos	72.227.235
Otros Servicios	1.654.925.745
B. Gastos Corrientes	**85.177.212.419**
Gastos de Consumo	71.821.547.690
Gastos de Personal	59.614.766.662
Materiales y Suministros	1.717.597.248
Servicios no Personales	10.239.183.780
Otros Gastos de Instituciones Descentralizadas	250.000.000
Depreciación y Amortización	250.000.000
Otros Gastos Corrientes	13.355.664.729
Transferencias	13.355.664.729
Transferencias Corrientes al Sector Público	13.355.664.729
Pensionados y Jubilados	10.157.301.240
Becas Nacionales e Internacionales	1.122.900.000
Subsidios	1.560.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Otras Transferencias	2.073.903.489
Consultorías LIA	2.073.903.489
C. Resultado Económico : Ahorro/(Desahorro)	**11.175.597.213**
II. Cuenta Capital	
A. Recursos de Capital	**32.383.227.333**
Ahorro en la Cuenta Corriente	11.175.597.213
Transferencias Para Financiar Gastos de Capital	20.957.630.120
Del Sector Público	20.957.630.120
Programas y Proyectos	20.957.630.120
Programa de Tecnología Agrícola	20.759.301.995
Proyecto de Desarrollo Agropecuario Hungría – INIA	198.328.125
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	250.000.000
B. Gastos de Capital	**32.383.227.333**
Activos Reales	31.594.819.077
Repuestos y Reparaciones Mayores	794.850.196
Adquisición de Maquinarias y Demás Equipos	8.205.366.267
Obras de Infraestructura	3.632.041.000
Estudios y Proyectos Para Inversión en Activo Fijo	17.722.284.075
Conservaciones, Ampliaciones y Mejoras	1.240.277.539
Activos Intangibles	74.400.000
Gastos Capitalizables	714.008.256
Servicios no Personales	714.008.256
C. Resultado Financiero Equilibrado	

A0063

Instituto Venezolano de Investigaciones Científicas (IVIC)

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Este centro de investigación científica, como impulsor del desarrollo científico y tecnológico del país, a través de la generación de conocimiento en áreas de impacto nacional e internacional, tiene como misión promover y generar nuevos conocimientos a través de la investigación científica, el desarrollo tecnológico y la formación de recursos de alto nivel. Para el año 2005 prevé dirigir sus recursos, dentro de las Directrices Estratégicas del Plan Operativo Anual, al desarrollo de los proyectos de acción correspondientes a los Programas: Petróleo, Gas y Energías Alternas, Salud Pública, Calidad de la Educación, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la C y T, Hábitat y Desarrollo, entre los cuales se destacan:

- Desarrollo y ejecución de estudios y proyectos en hidrocarburos y en otras áreas relacionadas con la física.
- Investigación en salud pública, análisis epidemiológicos, genéticos, inmunológicos y bacteriológicos.
- Desarrollo y ejecución de estudios y proyectos en el área de la biología molecular.
- Desarrollo y ejecución de estudios y proyectos de salud pública, basados en la química industrial y física molecular.
- Desarrollo y ejecución de estudios y proyectos en el área Antropológica.
- Desarrollo y ejecución de estudios y proyectos en el área de investigación y docencia.
- Desarrollo y ejecución de estudios y proyectos en materia de investigación tecnológica a nivel nacional.
- Difusión de información y documentación científica y tecnológica.
- Desarrollo y ejecución de estudios y proyectos en el área tecnológica y de innovación.
- Desarrollo y formación de Recursos Humanos de alto nivel.

En el año 2005, se le asignará a este Instituto un aporte de Bs. 76.003,34 millones, destinados a cubrir sus gastos de funcionamiento e inversión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**81.399.299.537**
Transferencias para Financiar Gastos Corrientes	76.003.338.163
Del Sector Público	76.003.338.163
Ingresos por Actividades Propias	4.695.961.378
Venta de Servicios	4.695.961.378
Otros Ingresos Corrientes	699.999.996
Ingresos de la Propiedad	699.999.996
Recursos de Capital	**3.202.648.994**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.202.648.994
Recursos Financieros	**14.534.716.671**
Activos Financieros	3.408.995.055
Disminución de Caja y Bancos	3.408.995.055
Pasivos Financieros	11.125.721.616
Incremento de Pasivos no Circulantes	11.125.721.616
TOTAL	**99.136.665.202**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**79.738.607.022**
Gastos de Consumo	69.933.540.296
Gastos de Personal	53.590.616.863
Materiales y Suministros	4.805.441.187
Servicios no Personales	8.354.833.252
Variación de Inventarios	(20.000.000)
Otros Gastos de Instituciones Descentralizadas	3.202.648.994
Depreciación y Amortización	3.202.648.994
Otros Gastos Corrientes	9.805.066.726
Transferencias	9.805.066.726
Transferencias Corrientes al Sector Privado	9.805.066.726
Gastos de Capital	**18.275.362.132**
Activos Reales	18.255.362.132
Adquisición de Maquinarias y Demás Equipos	16.148.362.130
Obras de Infraestructuras - Estudios y Proyectos	2.107.000.002
Incremento de Inventarios	20.000.000
Aplicaciones Financieras	**1.122.696.048**
Pasivos Financieros	1.122.696.048
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.122.696.048
Disminución de Cuentas y Efectos a Pagar	1.122.696.048
Total	**99.136.665.202**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyectos de Investigación	Proyecto	337
Publicaciones de Capítulos en Libros y Artículos en Revistas Científicas Nacionales e Internacionales	Publicación	269
Informes Técnicos	Asistencia	100
Becas (IVIC-contingencia-temporales)	Becas	180
Asesorías de Tecnología	Asesoría	24
Servicios Prestados en Tecnología a Clientes Públicos y Privados	Servicio	2.900
Obras de Infraestructura	Obra	12
Actualización Plataforma Tecnológica	Proyecto	7
Renovación de la Flotilla de Vehículos	Vehículo	9

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**884**	**10.200.778.769**
Directivo	28	547.701.071
Profesional y Técnico	152	1.493.829.144
Administrativo	136	822.303.083
De Investigación	319	5.504.563.511
Obrero	249	1.832.381.960
Personal Fijo a Tiempo Parcial	**5**	**36.945.431**
Médico	5	36.945.431
Personal Contratado	**73**	**978.795.126**
Profesional y Técnico	3	33.274.652
Administrativo	2	12.524.824
De Investigación	68	932.995.650
TOTAL	**962**	**11.216.519.326**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.454.820
III	371.236 - 421.235	48	241.829.456
IV	421.236 - 471.235	17	95.992.885
V	471.236 - 521.235	20	120.832.237
VI	521.236 - 571.235	42	286.135.526
VII	571.236 - 621.235	55	409.628.485
VIII	621.236 - 671.235	43	345.122.713
IX	671.236 - 721.235	32	276.278.598
X	721.236 - 771.235	33	304.640.959
XI	771.236 - 821.235	23	225.933.781
XII	821.236 - 871.235	22	229.745.500
XIII	871.236 - 921.235	15	165.472.123
XIV	921.236 - 971.235	14	162.328.426
XV	971.236 - 1.021.235	7	85.672.766
XVI	1.021.236 - 1.071.235	17	218.420.681
XVII	1.071.236 - MAS	324	6.211.648.410
	TOTAL	**713**	**9.384.137.366**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	28	124.422.960
III	371.236 - 421.235	9	45.422.315
IV	421.236 - 471.235	14	78.728.099
V	471.236 - 521.235	22	137.502.980
VI	521.236 - 571.235	17	116.186.308
VII	571.236 - 621.235	26	192.689.373
VIII	621.236 - 671.235	25	200.329.776
IX	671.236 - 721.235	43	360.841.885
X	721.236 - 771.235	59	518.592.747
XI	771.236 - 821.235	6	57.665.517
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**249**	**1.832.381.960**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**236**	**7.705.877.267**
Jubilado	188	7.003.411.078
Pensionado	48	702.466.189
Obrero	**123**	**756.991.672**
Pensionado	123	756.991.672
TOTAL	**359**	**8.462.868.939**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03
4.01	25.858.140.978	23.255.505.435	1.438.935.062
4.02	995.285.384	3.478.625.303	62.925.000
4.03	5.719.278.576	2.269.215.676	66.160.000
4.04	4.192.380.735	3.054.405.111	10.644.176.286
4.06			
4.07	3.007.362.304	5.569.336.390	
4.08			
TOTAL	**39.772.447.977**	**37.627.087.915**	**12.212.196.348**

PROGRAMAS POR PARTIDAS (Continuación)

Código	04	05	99	TOTAL
4.01	1.195.434.741	1.842.600.647		**53.590.616.863**
4.02	18.803.200	249.802.300		**4.805.441.187**
4.03	108.989.000	191.190.000		**8.354.833.252**
4.04	20.000.000	344.400.000		**18.255.362.132**
4.06			1.122.696.048	**1.122.696.048**
4.07	1.219.868.032	8.500.000		**9.805.066.726**
4.08			3.202.648.994	**3.202.648.994**
TOTAL	**2.563.094.973**	**2.636.492.947**	**4.325.345.042**	**99.136.665.202**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación General	39.772.447.977
02	Investigaciones Científicas y Tecnológicas	37.627.087.915
03	Información y Documentación Científica y Tecnológica	12.212.196.348
04	Formación Avanzada de Recursos Humanos en Ciencia y Tecnología	2.563.094.973
05	Asesorías, Proyectos y Servicios Tecnológicos	2.636.492.947
99	Partidas no Asignables a Programas	4.325.345.042
	TOTAL	**99.136.665.202**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	53.590.616.863
4.02	Materiales y Suministros	4.805.441.187
4.03	Servicios no Personales	8.354.833.252
4.04	Activos Reales	18.255.362.132
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.122.696.048
4.07	Transferencias	9.805.066.726
4.08	Otros Gastos de Instituciones Descentralizadas	3.202.648.994
	TOTAL	**99.136.665.202**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**81.399.299.537**
A. Ingresos Corrientes	76.003.338.163
Transferencias Para Financiar Gastos Corrientes	76.003.338.163
Del Sector Público	76.003.338.163
De la Administración Central	76.003.338.163
Recursos Ordinarios	58.352.662.007
Otras Fuentes de Financiamiento	17.650.676.156
Ingresos por Actividades Propias	4.695.961.378
Venta de Servicios	4.695.961.378
Otros Ingresos Corrientes	699.999.996
Ingresos de la Propiedad	699.999.996
Intereses por Dinero en Depósito	699.999.996
B. Gastos Corrientes	**79.738.607.022**
Gastos de Consumo	69.933.540.296
Gastos de Personal	53.590.616.863
Materiales y Suministros	4.805.441.187
Servicios no Personales	8.354.833.252
Variación de Inventarios	(20.000.000)
Otros Gastos de Instituciones Descentralizadas	3.202.648.994
Depreciación y Amortización	3.202.648.994
Otros Gastos Corrientes	9.805.066.726
Transferencias	9.805.066.726
Transferencias Corrientes al Sector Privado	9.805.066.726
Jubilaciones y Pensiones	8.462.868.939
Otras Transferencias	1.342.197.787
C. Resultado Económico: Ahorro/(Desahorro)	**1.660.692.515**
II. Cuenta Capital	
A. Recursos de Capital	**4.863.341.509**
Ahorro en la Cuenta Corriente	1.660.692.515
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.202.648.994
B. Gastos de Capital	**18.275.362.132**
Activos Reales	18.255.362.132
Adquisición de Maquinarias y Demás Equipos	16.148.362.130
Obras de Infraestructura	2.107.000.002
Incrementos de Inventarios	20.000.000
C. Resultado Financiero: Superávit / (Déficit)	**(13.412.020.623)**
III. Cuenta Financiera	
A. Recursos Financieros	**14.534.716.671**
Activos Financieros	3.408.995.055
Disminución de Caja y Bancos	3.408.995.055
Pasivos Financieros	11.125.721.616
Incremento de Pasivos no Circulantes	11.125.721.616
B. Aplicaciones Financieras	**14.534.716.671**
Pasivos Financieros	1.122.696.048
Servicio de la Deuda y Disminución de Otros Pasivos	1.122.696.048
Disminución de Cuentas y Efectos a Pagar	1.122.696.048
Déficit Financiero	13.412.020.623

A0191

Fundación Venezolana de Promoción del Investigador (FVPI)

FUNDACIÓN VENEZOLANA DE PROMOCIÓN DEL INVESTIGADOR (FVPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El presupuesto de gasto del ejercicio 2005 de la Fundación Venezolana de Promoción del Investigador (FVPI), se formuló en atención a las Líneas Generales del Plan Nacional de Desarrollo Económico y Social de la Nación 2001-2007; al Plan Nacional de Ciencia, Tecnología e Innovación; los planes estratégicos del Ministerio de Ciencia y Tecnología; las Prioridades Nacionales definidas por el Ejecutivo Nacional (Misiones y Metas del Milenio); así como, a los objetivos definidos en los estatutos de esta Fundación.

Todas estas políticas están cónsonas con los objetivos de esta Institución, la cual tiene por finalidad contribuir al fortalecimiento y desarrollo de la carrera de investigador científico y tecnológico, en todos los ámbitos de las instituciones de Educación Superior y Centros de Investigación, estimular la productividad de la investigación y colaborar con el Estado, y en general con la Sociedad Venezolana, facilitando la información científica y tecnológica, para atender las áreas de trabajo y problemas, donde se requiera la competencia de los investigadores.

En este sentido, la partida más significativa es la de Transferencias (pago a Investigadores), la cual representa un 89,5% del presupuesto total de gasto, con un incremento del 24,4%, con respecto al año 2004.

El 10,5% restante del presupuesto del año 2005, está destinado a gastos operativos de la Institución y a financiar los siguientes proyectos:

- Mantener y ampliar la base de datos, el cual tiene como objetivo desarrollar y difundir a través de la página Web, la información de la producción científica existente de los investigadores adscritos al Programa, a fin de que puedan acceder los interesados sobre las capacidades disponibles en el territorio nacional.

- Jornadas de divulgación del PPI y asistencia técnica en el proceso de elaboración de solicitudes para optar al programa, con el objetivo de realizar jornadas de divulgación en distintas regiones del país, así como para brindar soporte técnico al personal que labora en las Fundacites, en el proceso de recolección de recaudos en las convocatorias del próximo año.

- Programas definidos en los lineamientos estratégicos del MCT y las prioridades nacionales, con el fin de detectar las capacidades acreditadas en el programa, cuya experticia sea de utilidad para atender las misiones de inclusión social, que adelanta el gobierno, así como las metas del milenio y los programas del MCT.

- Programa de investigadores para el desarrollo endógeno, cuyo objetivo es estimular a grupos de investigadores cuyas investigaciones contribuyan al desarrollo Endógeno del país.

- Creación de la Cátedra Simón Bolívar de la Ciencia, la Tecnología y sus aplicaciones para apoyar a los postgrados nacionales, en particular a los menos consolidados, contribuyendo a la formación de la generación de relevo.

- Diseño de página Web de acceso a todo público, destinada a promocionar la labor de los investigadores, los programas que adelanta el MCT y los aportes que brinden los investigadores a las prioridades nacionales, en materia de metas del Milenio y Misiones.

En función de estas premisas, la Fundación, tiene previsto para el año 2005, continuar con las metas de aumentar el número de investigadores existentes en el Programa de 3.189 a 3.727, para estimular paulatinamente la productividad de la investigación de alta calidad y pertinencia social científica y tecnológica a nivel nacional, bajo la convicción de que la investigación es un insumo estratégico fundamental para la innovación en el área productiva y lograr la formación de una masa crítica de investigadores, a fin de alcanzar las cifras propuestas por la UNESCO, de al menos uno por cada 1.000 habitantes.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**17.562.250.208**
Transferencias para Financiar Gastos Corrientes	17.402.450.208
Del Sector Público	17.402.450.208
Otros Ingresos Corrientes	159.800.000
Ingresos de la Propiedad	159.800.000
Recursos de Capital	**25.200.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.200.000
Recursos Financieros	**97.800.000**
Activos Financieros	97.800.000
Disminución de Cuentas y Efectos a Cobrar	97.800.000
TOTAL	**17.685.250.208**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**17.305.402.408**
Gastos de Consumo	1.477.354.408
Gastos de Personal	586.688.278
Materiales y Suministros	70.884.800
Servicios no Personales	794.581.330
Otros Gastos de Instituciones Descentralizadas	25.200.000
Depreciación y Amortización	25.200.000
Otros Gastos Corrientes	15.828.048.000
Transferencias	15.828.048.000
Transferencias Corrientes al Sector Privado	15.828.048.000
Gastos de Capital	**96.950.000**
Activos Reales	96.950.000
Adquisición de Maquinarias y Demás Equipos	96.950.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Aplicaciones Financieras	**282.897.800**
Activos Financieros	185.097.800
Incremento de Caja y Bancos	185.097.800
Pasivos Financieros	97.800.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	97.800.000
Disminución de Cuentas y Efectos a Pagar	97.800.000
Total	**17.685.250.208**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programa de Promoción del Investigador	Investigador Incorporado	3.727
Programa de Promoción del Investigador	Documento Procesado	3.727

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**10**	**114.088.999**
Directivo	2	53.293.104
Profesional y Técnico	3	35.540.772
Administrativo	5	25.255.123
Personal Contratado	**4**	**84.000.000**
De Investigación	4	84.000.000
TOTAL	**14**	**198.088.999**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.259.144
III	371.236 - 421.235	1	4.597.572
IV	421.236 - 471.235		
V	471.236 - 521.235	1	6.134.407
VI	521.236 - 571.235	2	12.673.572
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	11.937.600
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	7	154.486.704
	TOTAL	**14**	**198.088.999**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	586.688.278		**586.688.278**
4.02	70.884.800		**70.884.800**
4.03	794.581.330		**794.581.330**
4.04	96.950.000		**96.950.000**
4.05		185.097.800	**185.097.800**
4.06		97.800.000	**97.800.000**
4.07	15.828.048.000		**15.828.048.000**
4.08		25.200.000	**25.200.000**
TOTAL	**17.377.152.408**	**308.097.800**	**17.685.250.208**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Programa Promoción del Investigador	17.377.152.408
99	Partidas no Asignables a Programas	308.097.800
	TOTAL	**17.685.250.208**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	586.688.278
4.02	Materiales y Suministros	70.884.800
4.03	Servicios no Personales	794.581.330
4.04	Activos Reales	96.950.000
4.05	Activos Financieros	185.097.800
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	97.800.000
4.07	Transferencias	15.828.048.000
4.08	Otros Gastos de Instituciones Descentralizadas	25.200.000
	TOTAL	**17.685.250.208**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.562.250.208**
Transferencias para Financiar Gastos Corrientes	17.402.450.208
Del Sector Público	17.402.450.208
De la Administración Central	17.402.450.208
Recursos Ordinarios	17.402.450.208
Otros Ingresos Corrientes	159.800.000
Ingresos de la Propiedad	159.800.000
Intereses por Dinero en Depósito	159.800.000
B. Gastos Corrientes	**17.305.402.408**
Gastos de Consumo	1.477.354.408
Gastos de Personal	586.688.278
Materiales y Suministros	70.884.800
Servicios no Personales	794.581.330
Otros Gastos de Instituciones Descentralizadas	25.200.000
Depreciación y Amortización	25.200.000
Otros Gastos Corrientes	15.828.048.000
Transferencias	15.828.048.000
Transferencias Corrientes al Sector Privado	15.828.048.000
Transferencias Directas a Personas (Investigadores)	15.828.048.000
C. Resultado Económico : Ahorro/(Desahorro)	**256.847.800**
II. Cuenta Capital	
A. Recursos de Capital	**282.047.800**
Ahorro en la Cuenta Corriente	256.847.800
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.200.000
B. Gastos de Capital	**96.950.000**
Activos Reales	96.950.000
Adquisición de Maquinarias y Demás Equipos	96.950.000
C. Resultado Financiero : Superávit / (Déficit)	**185.097.800**
III. Cuenta Financiera	
A. Recursos Financieros	**282.897.800**
Activos Financieros	97.800.000
Disminución de Cuentas y Efectos a Cobrar	97.800.000
Superávit Financiero	185.097.800
B. Aplicaciones Financieras	**282.897.800**
Activos Financieros	185.097.800
Incremento de Caja y Bancos	185.097.800
Pasivos Financieros	97.800.000
Servicio de la Deuda y Disminución de Otros Pasivos	97.800.000
Disminución de Cuentas y Efectos a Pagar	97.800.000

A0209

Centro Nacional de Tecnologías de Información (CNTI)

CENTRO NACIONAL DE TECNOLOGÍAS DE INFORMACIÓN (CNTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Este órgano del SNCTI, cuya misión consiste en generar, impulsar y asegurar el uso efectivo, la cultura, el desarrollo y la excelencia del conocimiento y sus aplicaciones, asociadas a las TIC´s, en procura del progreso del país y de la región latinoamericana, aplicando para ello estrategias en materia de tecnologías de información, que permitan democratizar el acceso al conocimiento y la implementación de mecanismos para la formación de recursos humanos, que tiendan a impulsar el intercambio de información a nivel nacional e internacional, para llevar adelante los proyectos de acción relacionados con los Programas siguientes: Tecnologías de Información y Comunicación para el Desarrollo, Calidad de la Educación y Calidad de la Gestión Pública, entre los cuales se destacan:

- Mantenimiento de la red inalámbrica de información y comunicación de Área Metropolitana.
- Aseguramiento de la operatividad de los Infocentros instalados y Gerencia Social del Conocimiento en Infocentros.
- Caracterización Geográfica para el apoyo a programas, proyectos y Misiones Gubernamentales - Sistema de Información Geográfico (SIG).
- Fortalecimiento de redes y de la plataforma tecnológica institucional.
- Instalación de nuevos Infopuntos a la Red inalámbrica de servicios, información y comunicación para el área metropolitana.
- Desarrollo de la Zona Especial de Tecnologías de Información y Comunicación (ZETI).
- Digitalización de información básica, especializada y desarrollo de contenidos vinculados al Gobierno Electrónico.
- Integración de los servicios de voz, datos y fax sobre el protocolo IP para la red académica REACCIUN.
- Desarrollo de Contenido en Tecnologías de Información (Convenio Integral de Cooperación).
- Establecimiento de Nuevas Alcaldías Digitales y apoyo al mantenimiento operativo de las mismas.
- Incorporación de nuevos organismos públicos al Portal Gobierno en Línea.
- Implementación de REACCIUN2, Red Académica de Centros de Investigación y Universidades Nacionales a alta velocidad.
- Cursos de Formación en Línea y Software Libre.
- Desarrollo del Servidor Temático en Educación (Portal Educativo) y RENA.
- Diseño, desarrollo, control y evaluación de proyectos y actividades varias en apoyo a la democratización del acceso a Internet.

Desarrollo del Proyecto de Infomóviles.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**44.335.552.316**
Transferencias Para Financiar Gastos Corrientes	39.267.997.536
Del Sector Público	39.267.997.536
Ingresos por Actividades Propias	3.492.521.181
Venta de Servicios	3.492.521.181
Otros Ingresos Corrientes	1.575.033.599
Ingresos de la Propiedad	1.074.625.032
Otros Ingresos Diversos	500.408.567
Recursos de Capital	**498.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	498.000.000
Recursos Financieros	**2.746.858.347**
Activos Financieros	2.746.858.347
Disminución de Caja y Bancos	2.746.858.347
TOTAL	**47.580.410.663**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**36.457.664.202**
Gastos de Consumo	36.357.664.202
Gastos de Personal	13.719.559.039
Materiales y Suministros	1.432.252.284
Servicios no Personales	20.611.852.879
Otros Gastos de Instituciones Descentralizadas	594.000.000
Depreciación y Amortización	498.000.000
Descuentos, Bonificaciones y Devoluciones	96.000.000
Otros Gastos Corrientes	100.000.000
Transferencias	100.000.000
Transferencias Corrientes al Sector Privado	100.000.000
Gastos de Capital	**11.122.746.461**
Activos Reales	11.059.246.453
Adquisición de Maquinarias y Demás Equipos	10.323.246.453
Otros Activos Reales	736.000.000
Activos Intangibles	63.500.008
Total	**47.580.410.663**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Elaborar y Tramitar Contratos, Convenios, Actas Sobre Reuniones y Proyectos de Contrato	Contrato	430
Procedimientos	Manual	10
Capacitación en Infocentros	Taller	288
Cancelar Sueldos y Beneficios al Personal	Nómina	33
Facturación de la Institución	Factura	15.420
Enlaces de la red Reacciun	Enlace	443
Servicio de Conectividad Discado	Usuario	1.870
Registro de Dominios	Registro	23.838
Producción de Páginas Web	Página	2.672
Hospedaje de Páginas Web	Huesped	656
Administración de Servicios de Internet	Sistema	9
Desarrollo de Aplicaciones	Sistema	17
Formulación de Proyectos	Proyecto	5
Mantener Operativos Infocentros	Infocentro	343
Infraestructura de Tecnologías de Información	Infraestructura	4
Implementación Gobierno Electrónico	Implementación	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**157**	**2.563.635.332**
Directivo	10	410.492.799
Profesional y Técnico	125	1.925.468.750
Administrativo	12	151.780.755
Obrero	10	75.893.028
Personal Contratado	**448**	**2.673.783.150**
Directivo	1	47.871.158
Profesional y Técnico	446	2.614.625.850
Administrativo	1	11.286.142
TOTAL	**605**	**5.237.418.482**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	400	2.016.000.000
IV	421.236 - 471.235	1	5.460.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	16.091.041
IX	671.236 - 721.235	8	68.520.000
X	721.236 - 771.235		
XI	771.236 - 821.235	24	230.400.000
XII	821.236 - 871.235	12	123.785.819
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	18	199.847.048
XV	971.236 - 1.021.235	6	70.901.748
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	124	2.430.519.798
	TOTAL	**595**	**5.161.525.454**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	5	30.913.257
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	14.979.771
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	3	30.000.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**10**	**75.893.028**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	3.411.832.050	2.537.686.026	7.770.040.963		**13.719.559.039**
4.02	169.879.196	27.215.680	1.235.157.408		**1.432.252.284**
4.03	1.909.307.952	4.553.310.508	14.149.234.419		**20.611.852.879**
4.04			11.122.746.461		**11.122.746.461**
4.07			100.000.000		**100.000.000**
4.08				594.000.000	**594.000.000**
TOTAL	**5.491.019.198**	**7.118.212.214**	**34.377.179.251**	**594.000.000**	**47.580.410.663**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	5.491.019.198
02	Servicios Internet	7.118.212.214
03	Servicios de adecuación, dotación y transferencia de conocimientos en el uso y aplicaciones de la TIC'S	34.377.179.251
99	Partidas no Asignables a Programas	594.000.000
	TOTAL	**47.580.410.663**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	13.719.559.039
4.02	Materiales y Suministros	1.432.252.284
4.03	Servicios no Personales	20.611.852.879
4.04	Activos Reales	11.122.746.461
4.07	Transferencias	100.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	594.000.000
	TOTAL	**47.580.410.663**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**44.335.552.316**
Transferencias Para Financiar Gastos Corrientes	39.267.997.536
Del Sector Público	39.267.997.536
De la Administración Central	39.267.997.536
Recursos Ordinarios	12.605.497.536
Otras Fuentes de Financiamiento	26.662.500.000
Ingresos por Actividades Propias	3.492.521.181
Venta de Servicios	3.492.521.181
Servicios de Telecomunicaciones	2.445.329.388
Registro de Dominios	552.214.078
Páginas Web	68.087.280
Capacitación y Adiestramiento	426.890.435
Otros Ingresos Corrientes	1.575.033.599
Ingresos de la Propiedad	1.074.625.032
Intereses por Dinero en Depósitos	315.625.032
Otros Ingresos de la Propiedad	759.000.000
Otros Ingresos Ajenos a la Operación	759.000.000
Otros Ingresos Diversos	500.408.567
B. Gastos Corrientes	**36.457.664.202**
Gastos de Consumo	36.357.664.202
Gastos de Personal	13.719.559.039
Materiales y Suministros	1.432.252.284
Servicios no Personales	20.611.852.879
Otros Gastos de Instituciones Descentralizadas	594.000.000
Depreciación y Amortización	498.000.000
Descuentos, Bonificaciones y Devoluciones	96.000.000
Otros Gastos Corrientes	100.000.000
Transferencias	100.000.000
Transferencias Corrientes al Sector Privado	100.000.000
Donaciones a Personas	100.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**7.877.888.114**
II. Cuenta Capital	
A. Recursos de Capital	**8.375.888.114**
Ahorro en la Cuenta Corriente	7.877.888.114
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	498.000.000
B. Gastos de Capital	**11.122.746.461**
Activos Reales	11.059.246.453
Adquisición de Maquinarias y Demás Equipos	10.323.246.453
Otros Activos Reales	736.000.000
Activos Intangibles	63.500.008
C. Resultado Financiero : Superávit / (Déficit)	**(2.746.858.347)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.746.858.347**
Activos Financieros	2.746.858.347
Disminución de Cajas y Bancos	2.746.858.347
B. Aplicaciones Financieras	**2.746.858.347**
Déficit Financiero	2.746.858.347

A0303

Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial, es una Fundación que ejecuta diversas actividades, con énfasis en los procesos tecnológicos, como el acondicionamiento y transformación de productos de origen agrícola a través de la investigación aplicada, capacitación y asistencia técnica especializada; en consecuencia, para el año 2005, dirigirá sus esfuerzos, en consonancia con las Directrices Estratégicas, a la consecución de los objetivos siguientes:

- Fortalecer los aspectos técnicos y económicos de la formulación y evaluación de proyectos agroindustriales, así como el diseño de equipos tecnológicos en las áreas de ambiente, frutas y hortalizas, raíces y tubérculos, cereales y oleaginosas, leguminosas y productos de origen animal.

- Promover la realización de proyectos dirigidos al desarrollo de productos y procesos en las áreas de cereales, oleaginosas, fermentación, frutas y hortalizas.

- Realizar estudios de ingeniería, de factibilidad tecnoeconómica y de impacto ambiental.

- Fomentar la determinación de la vida útil de productos empacados y de la tecnología de manejo poscosecha de frutas y hortalizas, madurez de cosecha, almacenamiento y transporte, atmósferas modificadas e inducción de maduración.

- Fortalecer el desarrollo institucional y optimización de la pequeña y mediana industria y de las áreas relacionadas con su gestión.

- Brindar asistencia técnica en cuanto a optimización de procesos, ejecución de programas interlaboratorios, identificación, evaluación y selección de tecnologías para su adaptación a condiciones específicas de la empresa, información técnica especializada en tecnología de alimentos, montaje de laboratorios de control de calidad, estandarización de técnicas analíticas, evaluación y gestión de riesgos laborales, realización de análisis: físico-químicos, funcionales en cereales, microbiológicos, sensoriales, residuos líquidos y sólidos, entre otros.

- Propiciar el desarrollo de destrezas y habilidades del capital humano, mediante programas de adiestramiento, capacitación y formación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.517.615.683**
Transferencias para Financiar Gastos Corrientes	4.139.106.683
Del Sector Público	4.139.106.683
Ingresos por Actividades Propias	347.509.000
Venta de Servicios	347.509.000
Otros Ingresos Corrientes	31.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos de la Propiedad	5.500.000
Otros Ingresos Diversos	25.500.000
Recursos de Capital	**40.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	40.000.000
Recursos Financieros	**100.000.000**
Activos Financieros	100.000.000
Disminución de Caja y Bancos	69.000.000
Disminución de Cuentas y Efectos a Cobrar	31.000.000
TOTAL	**4.657.615.683**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.927.615.683**
Gastos de Consumo	3.800.065.683
Gastos de Personal	1.997.365.000
Materiales y Suministros	507.000.683
Servicios no Personales	1.255.700.000
Otros Gastos de Instituciones Descentralizadas	40.000.000
Depreciación y Amortización	40.000.000
Otros Gastos Corrientes	127.550.000
Transferencias	127.550.000
Transferencias Corrientes al Sector Privado	45.550.000
Transferencias Corrientes al Sector Público	2.000.000
Otras Transferencias	80.000.000
Gastos de Capital	**630.000.000**
Activos Reales	580.000.000
Repuestos y Reparaciones Mayores	100.000.000
Adquisición de Maquinarias y Demás Equipos	400.000.000
Conservaciones, Ampliaciones y Mejoras	80.000.000
Activos Intangibles	50.000.000
Aplicaciones Financieras	**100.000.000**
Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar	100.000.000
Total	**4.657.615.683**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyecto Salud / Municipio Innovador	Proyecto	1
Proyecto Agroalimentación (Agenda Pesca y Acuicultura)	Proyecto	1
Proyecto Agroalimentación (Agenda Palma Aceitera)	Proyecto	1
Proyecto Agroproducción	Proyecto	1
Apoyo a la Formación Técnica y Empresarial	Curso Entrenamiento	5
Proyecto Agroalimentación (Agenda Frutas y Hortalizas)	Porcentaje Ejecutado	100
Programa de Asistencia Técnica	Proyecto	10
Proyecto Biotecnología	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**78**	**732.020.000**
Directivo	1	27.540.000
Profesional y Técnico	42	402.104.020
Administrativo	16	111.635.980
De Investigación	6	114.240.000
Obrero	13	76.500.000
Personal Contratado	**7**	**62.000.000**
Profesional y Técnico	6	58.000.000
Obrero	1	4.000.000
TOTAL	**85**	**794.020.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	16	111.635.980
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	48	460.104.020
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	7	141.780.000
	TOTAL	**71**	**713.520.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.000.000
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	13	76.500.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**14**	**80.500.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	8	**41.550.000**
Jubilado	8	41.550.000
TOTAL	**8**	**41.550.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	988.985.000	452.209.000	166.426.000	333.027.000
4.02	117.400.000	127.000.000	36.200.000	209.400.683
4.03	579.900.000	242.700.000	260.950.000	163.750.000
4.04	271.000.000	24.000.000	15.500.000	293.500.000
4.06				
4.07	126.750.000	800.000		
4.08				
TOTAL	**2.084.035.000**	**846.709.000**	**479.076.000**	**999.677.683**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	99	TOTAL
4.01	56.718.000		**1.997.365.000**
4.02	17.000.000		**507.000.683**
4.03	8.400.000		**1.255.700.000**
4.04	26.000.000		**630.000.000**
4.06		100.000.000	**100.000.000**
4.07			**127.550.000**
4.08		40.000.000	**40.000.000**
TOTAL	**108.118.000**	**140.000.000**	**4.657.615.683**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Servicios de Apoyo	2.084.035.000
02	Administración de Proyectos	846.709.000
03	Comercialización	479.076.000
04	Mantenimiento	999.677.683
05	Información Técnica Especializada	108.118.000
99	Partidas no Asignables a Programas	140.000.000
	TOTAL	**4.657.615.683**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.997.365.000
4.02	Materiales y Suministros	507.000.683
4.03	Servicios no Personales	1.255.700.000
4.04	Activos Reales	630.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
4.07	Transferencias	127.550.000
4.08	Otros Gastos de Instituciones Descentralizadas	40.000.000
	TOTAL	**4.657.615.683**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.517.615.683**
Transferencias para Financiar Gastos Corrientes	4.139.106.683
Del Sector Público	4.139.106.683
De la Administración Central	4.139.106.683
Recursos Ordinarios	4.139.106.683
Ingresos por Actividades Propias	347.509.000
Venta de Servicios	347.509.000
Venta de Servicios Tecnológicos	347.509.000
Otros Ingresos Corrientes	31.000.000
Ingresos de la Propiedad	5.500.000
Intereses por Dinero en Depósito	5.500.000
Otros Ingresos Diversos	25.500.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**3.927.615.683**
Gastos de Consumo	3.800.065.683
Gastos de Personal	1.997.365.000
Materiales y Suministros	507.000.683
Servicios no Personales	1.255.700.000
Otros Gastos de Instituciones Descentralizadas	40.000.000
Depreciación y Amortización	40.000.000
Otros Gastos Corrientes	127.550.000
Transferencias	127.550.000
Transferencias Corrientes al Sector Privado	45.550.000
Jubilaciones	41.550.000
Previsiones por Accidentes de Trabajo	2.500.000
Otras Transferencias Directas a Personas	1.500.000
Transferencias Corrientes al Sector Público	2.000.000
Subsidios Científicos al Sector Publico	2.000.000
Otras Transferencias	80.000.000
Transferencias Diversas	80.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**590.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**630.000.000**
Ahorro en la Cuenta Corriente	590.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	40.000.000
B. Gastos de Capital	**630.000.000**
Activos Reales	580.000.000
Repuestos y Reparaciones Mayores	100.000.000
Adquisición de Maquinarias y Demás Equipos	400.000.000
Conservaciones Ampliaciones y Mejoras	80.000.000
Activos Intangibles	50.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**100.000.000**
Activos Financieros	100.000.000
Disminución de Caja y Bancos	69.000.000
Disminución de Cuentas y Efectos a Cobrar	31.000.000
B. Aplicaciones Financieras	**100.000.000**
Pasivos Financieros	100.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar	100.000.000

A0313
Fundación Instituto Internacional de Estudios Avanzados (IDEA)

FUNDACION INSTITUTO INTERNACIONAL DE ESTUDIOS AVANZADOS (IDEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Esta Fundación, cuya misión apunta hacia la realización de actividades de investigación, docencia, información y servicios en los diversos campos del saber, con particular énfasis en sus nexos interdisciplinarios y la aplicación que puedan tener en la solución de problemas que confronta nuestro país, orientará sus acciones en función de las Directrices Estratégicas del MCT contempladas en el POAN 2005, para lograr los objetivos siguientes:

- Brindar a la población venezolana los beneficios de prevención, diagnóstico, investigación, docencia e información sobre enfermedades humanas, tales como el Hipotiroidismo Congénito y los Errores Innatos del Metabolismo, con el fin de contribuir a su mejor conocimiento y brindar la atención requerida por la población afectada.

- Implementar de forma masiva y obligatoria, como en la mayoría de los países del mundo, los programas de pesquisa neonatal, que permiten identificar de manera precoz, una o varias patologías que conllevan a un serio problema de salud como el retardo mental, si no son tratadas precozmente.

- Contribuir al mejoramiento de los niveles de productividad y calidad de los cultivos de raíces y tubérculos en el país, a través de la introducción de variedades mejoradas, producción de semilla, diagnóstico y control de plagas y enfermedades, que se obtienen como resultado de las líneas de investigación que se llevan a cabo y que apuntan a la solución de problemas claves que actúan limitando el desarrollo de estos cultivos.

- Fortalecer el diseño del proceso biotecnológico de conversión de crudos pesados, la identificación funcional de los genes involucrados en la degradación de gentisato y catabolismo en la cepa Ralstonia sp. U2, el aislamiento de cepas bacterianas capaces de crecer a expensas de DBT como única fuente de azufre, la caracterización de las rutas metabólicas involucradas en la desulfurización de DBT y la cristalización y modelaje molecular de proteínas con su diferenciación estructural con herramientas computacionales.

- Establecer los protocolos para la multiplicación *in vitro,* mediante embriogénesis somática de cultivos de importancia económica para Venezuela, para lograr el mejoramiento biotecnológico de los cultivos vegetales, a través de producción de embriones somáticos a gran escala (biorreactores), la criopreservación, la transformación genética, los estudios bioquímicos y moleculares, la variación somaclonal y la producción de semillas artificiales.

- Emplear otras técnicas del cultivo *in vitro*, de gran utilidad en los programas de mejoramiento genético de cultivos tropicales con largo ciclo de vida y en algunos casos de sexualidad deficiente, pero de importancia comercial, como son: rescate de embriones, micro propagación, cultivo de anteras y fusión de protoplastos, lo que indudablemente permitirá la obtención de nuevos cultivares en un lapso de tiempo mucho más breve, que el requerido por los sistemas de mejora y propagación genética con métodos convencionales.

- Sentar las bases en Venezuela de los estudios de tipificación humana, basados en perfiles de ADN, en procura de mejorar el servicio de pruebas de paternidad y criminalística que le competan a la forénsica molecular e implementar metodologías necesarias para comenzar estudios sobre genómica, que permitan evaluar el uso de marcadores moleculares como herramientas de pronóstico clínico en las áreas de cáncer cervical, prostático, de seno, colon y leucemia, con especial énfasis en el diagnóstico temprano y la propensión a metástasis.

Estandarizar las técnicas automatizadas para el análisis de Polimorfismo Genético, culminación de la estructuración y evaluación de una base de datos con los perfiles genéticos de la población venezolana, la incorporación de estudios de perfiles de trascripción de mensajeros, mediante arreglos de genes humanos y la evaluación de casos clínicos asociados a distintos estadios de desarrollo de cáncer.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**7.710.287.903**
Transferencias Para Financiar Gastos Corrientes	7.055.287.903
Del Sector Público	7.055.287.903
Ingresos por Actividades Propias	630.000.000
Venta de Servicios	630.000.000
Otros Ingresos Corrientes	25.000.000
Ingresos de la Propiedad	25.000.000
Recursos de Capital	**51.480.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	51.480.000
Recursos Financieros	**1.118.333.333**
Activos Financieros	1.118.333.333
Disminución de Caja y Bancos	500.000.000
Disminución de Cuentas y Efectos a Cobrar	182.500.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	385.833.333
Disminución de Otros Activos Circulantes	50.000.000
TOTAL	**8.880.101.236**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**7.609.801.236**
Gastos de Consumo	7.175.326.915
Gastos de Personal	4.834.153.443
Materiales y Suministros	840.486.012
Servicios no Personales	1.449.207.460
Otros Gastos de Instituciones Descentralizadas	51.480.000
Depreciación y Amortización	51.480.000
Otros Gastos Corrientes	434.474.321
Transferencias	434.474.321
Transferencias Corrientes al Sector Privado	434.474.321
Gastos de Capital	**1.033.300.000**
Activos Reales	989.300.000
Repuestos y Reparaciones Mayores	60.000.000
Adquisición de Maquinarias y Demás Equipos	829.300.000
Otros Activos Reales	100.000.000
Activos Intangibles	44.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Aplicaciones Financieras	**237.000.000**
Pasivos Financieros	237.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	237.000.000
Disminución de Cuentas y Efectos a Pagar	209.092.878
Disminución de Otros Pasivos no Circulantes	27.907.122
Total	**8.880.101.236**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Consolidación de Procesos Contables y Financieros	Estado Financiero	36
Informes Presupuestarios	Informe	6
Investigaciones Científicas	Proyecto	22
Investigaciones Científicas	Ensayo	14
Salud	Ensayo	100
Energía (petróleo)	Ensayo y Actividad	4
Biodiversidad	Ensayo	2
Programa Médico Asistencial (de Servicio)	Análisis de Laboratorio	50.000
Docencia	Curso	10
Conferencias	Conferencia	12
Seminarios	Seminario	8
Publicaciones	Publicación	10
Encuestas (área de Biotecnología, agroalimentación)	Encuesta	200
Asesorías (pesquisa Neonatal)	Adiestramiento	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	154	2.005.722.504
Directivo	9	358.200.289
Profesional y Técnico	37	456.861.934
Administrativo	42	296.043.841
De Investigación	48	789.178.032
Obrero	18	105.438.408
Personal Fijo a Tiempo Parcial	1	8.169.756
Administrativo	1	8.169.756
TOTAL	**155**	**2.013.892.260**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	23	135.296.705
VI	521.236 - 571.235	4	27.101.162
VII	571.236 - 621.235	3	21.731.080
VIII	621.236 - 671.235	6	47.050.530
IX	671.236 - 721.235		
X	721.236 - 771.235	15	132.261.579
XI	771.236 - 821.235	17	162.988.389
XII	821.236 - 871.235		
XIII	871.236 - 921.235	7	74.576.269
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	7	84.203.127
XVI	1.021.236 - 1.071.235	1	12.391.149
XVII	1.071.236 - MAS	54	1.210.853.862
	TOTAL	**137**	**1.908.453.852**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	17	99.027.620
VI	521.236 - 571.235	1	6.410.788
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**18**	**105.438.408**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	15	269.047.872
Jubilado	15	269.047.872
TOTAL	**15**	**269.047.872**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	1.954.864.115	2.748.304.222	130.985.106		4.834.153.443
4.02	186.623.592	627.738.420	26.124.000		840.486.012
4.03	999.689.460	308.566.000	140.952.000		1.449.207.460
4.04	359.500.000	639.800.000	34.000.000		1.033.300.000
4.06				237.000.000	237.000.000
4.07	68.987.205	365.487.116			434.474.321
4.08				51.480.000	51.480.000
TOTAL	**3.569.664.372**	**4.689.895.758**	**332.061.106**	**288.480.000**	**8.880.101.236**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	3.569.664.372
02	Investigación Académica	4.689.895.758
03	Formación de Recursos	332.061.106
99	Partidas no Asignables a Programas	288.480.000
	TOTAL	**8.880.101.236**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.834.153.443
4.02	Materiales y Suministros	840.486.012
4.03	Servicios no Personales	1.449.207.460
4.04	Activos Reales	1.033.300.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	237.000.000
4.07	Transferencias	434.474.321
4.08	Otros Gastos de Instituciones Descentralizadas	51.480.000
	TOTAL	**8.880.101.236**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.710.287.903**
Transferencias Para Financiar Gastos Corrientes	7.055.287.903
Del Sector Público	7.055.287.903
De la Administración Central	7.055.287.903
Recursos Ordinarios	7.055.287.903
Ingresos por Actividades Propias	630.000.000
Venta de Servicios	630.000.000
Venta de Bienes y Servicios	630.000.000
Otros Ingresos Corrientes	25.000.000
Ingresos de la Propiedad	25.000.000
Intereses por Dinero en Depósitos	25.000.000
B. Gastos Corrientes	**7.609.801.236**
Gastos de Consumo	7.175.326.915
Gastos de Personal	4.834.153.443
Materiales y Suministros	840.486.012
Servicios no Personales	1.449.207.460
Otros Gastos de Instituciones Descentralizadas	51.480.000
Depreciación y Amortización	51.480.000
Otros Gastos Corrientes	434.474.321
Transferencias	434.474.321
Transferencias Corrientes al Sector Privado	434.474.321
Jubilados	434.474.321
C. Resultado Económico: Ahorro/(Desahorro)	**100.486.667**
II. Cuenta Capital	
A. Recursos de Capital	**151.966.667**
Ahorro en la Cuenta Corriente	100.486.667
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	51.480.000
B. Gastos de Capital	**1.033.300.000**
Activos Reales	989.300.000
Repuestos y Reparaciones Mayores	60.000.000
Adquisición de Maquinarias y Demás Equipos	829.300.000
Otros Activos Reales	100.000.000
Activos Intangibles	44.000.000
C. Resultado Financiero: Superávit / (Déficit)	**(881.333.333)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.118.333.333**
Activos Financieros	1.118.333.333
Disminución de Cajas y Bancos	500.000.000
Disminución de Cuentas y Efectos a Cobrar	182.500.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	385.833.333
Disminución de Otros Activos Circulantes	50.000.000
B. Aplicaciones Financieras	**1.118.333.333**
Pasivos Financieros	237.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	237.000.000
Disminución de Cuentas y Efectos a Pagar	209.092.878
Disminución de Otros Pasivos no Circulantes	27.907.122
Déficit Financiero	881.333.333

A0314

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ANZOÁTEGUI (FUNDACITE-ANZOÁTEGUI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui, creada mediante Decreto Presidencial N° 1.763 de fecha 05-08-1991, la cual tiene como objetivo propiciar, impulsar, fomentar, activar y fomentar la investigación y desarrollo de las actividades científicas y tecnológicas en el Estado Anzoátegui.

Para el ejercicio fiscal 2005, la fundación estima continuar ejerciendo su rol fundamental en fomentar las actividades en el sector científico y tecnológico en el Estado Anzoátegui, especialmente en promocionar la investigación científica y tecnológica dirigidas a solucionar los problemas en áreas prioritarias y estratégicas para el desarrollo productivo, y divulgar el quehacer científico, tecnológico e innovador del Estado, así como coadyuvar a la capacitación y formación del capital humano, y realizar actividades educativas orientadas a estimular las vocaciones científicas a temprana edad.

El presupuesto de ingresos de la fundación para el ejercicio fiscal 2005 se estima en Bs. 1.533,8 millones, de los cuales Bs. 321,6 millones (21,0%) provienen del aporte del Ejecutivo Nacional, Bs. 1.090,0 millones (71,0%) asignados por la Gobernación del Estado Anzoátegui, Bs. 30,0 millones (2,0%) por ingresos propios y Bs. 92,2 millones (6,0%) de incremento de la depreciación acumulada.

La estructura del gasto presenta la siguiente distribución: Gastos Corrientes Bs. 1.296,8 millones (84,5%), conformados por: gastos de personal Bs. 414,2 millones, materiales y suministros, Bs. 43,1 millones, servicios no personales Bs. 313,8 millones, gastos por depreciación y amortización Bs. 92,2 millones y Bs. 433,5 millones por transferencias. Dentro del total de estos gastos, las transferencias representan el 33,4%, orientadas a fomentar las actividades del sector científico y tecnológico de la región. Mientras que los gastos de capital se estiman en Bs. 237,0 millones significando el 15,5% del total presupuestado, recursos que serán destinados a la adquisición de maquinarias, muebles y demás equipos de oficina, así como a la construcción del edificio sede de la fundación.

Entre las principales metas que la fundación estima alcanzar durante el ejercicio fiscal 2005, se encuentran las siguientes: cofinanciamientos para la organización de eventos científicos, tecnológicos y educativos en el Estado Anzoátegui; subvencionar becas y premiación a jóvenes investigadores de los centros de ciencias de la región; cofinaciamiento para el fortalecimiento de laboratorios, grupos y centros de investigación de la región; acondicionamiento de locales para la instalación de equipos de computación en la Salas Computacites; elaboración de proyectos de investigación en la áreas de: salud pública, educación, ambiente, tecnología y turismo y la construcción de la primera etapa de la edificación propia de Fundacite-Anzoátegui, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.441.632.236**
Transferencias Para Financiar Gastos Corrientes	1.411.632.236
Del Sector Público	1.411.632.236
Ingresos por Actividades Propias	15.000.000
Venta de Servicios	15.000.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Recursos de Capital	**92.141.692**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	92.141.692
TOTAL	**1.533.773.928**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.296.773.928**
Gastos de Consumo	863.273.928
Gastos de Personal	414.177.794
Materiales y Suministros	43.117.920
Servicios no Personales	313.836.522
Otros Gastos de Instituciones Descentralizadas	92.141.692
Depreciación y Amortización	92.141.692
Otros Gastos Corrientes	433.500.000
Transferencias	433.500.000
Transferencias Corrientes al Sector Privado	343.500.000
Transferencias Corrientes al Sector Público	66.000.000
Otras Transferencias	24.000.000
Gastos de Capital	**237.000.000**
Activos Reales	232.000.000
Repuestos y Reparaciones Mayores	8.200.000
Adquisición de Maquinarias y Demás Equipos	16.800.000
Otros Activos Reales	207.000.000
Activos Intangibles	5.000.000
Total	**1.533.773.928**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Cofinanciamiento de Proyectos de Investigación en el Área de Agroproducción.	Proyecto	5
Capacitación de las Comunidades en Técnicas de Elaboración de pan de Harinas Compuestas a Base de Yuca y Batata.	Curso/taller	4
Desarrollo de Cursos/talleres Sobre Manipulación Higienica y Presentación Adecuada de los Productos Alimenticios Elaborados.	Curso/taller	4
Acondicionamiento de Locales Para la Instalación de las Salas Computacite.	Local	2
Cofinanciamientro Para la Organización de Eventos Científicos, Tecnológicos, Innovativos y Educativos en el Estado.	Evento	7
Cofinanciamiento Para la Asistencia a Eventos Científicos y Tecnológicos en el País o en el Exterior.	Evento	15
Cofinanciamiento Para la Asistencia a Cursos Científicos, Innovativos y Educativos en el País o en el Exterior.	Curso	3
Construcción de una Etapa de la Edificación Para la Sede Propia de Fundacite-anzoátegui e Inspección de la Obra.	Edificio	1
Desarrollo de Proyectos de Investigación Orientada en las Áreas Salud Pública, Educación, Ambiente, Tecnología y/o Turismo.	Proyecto	3
Desarrollo de Talleres y Charlas Complementarias a las Investigaciones Orientadas.	Taller	6
Cofinanciamiento Para el Fortalecimiento de Laboratorios, Grupos y Centros de Investigación.	Fortalecimiento	8
Implementación y Desarrollo de Cursos/talleres Para la Formulación de Proyectos Comunitarios.	Curso/taller	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Parcial	**15**	**126.991.671**
Profesional y Técnico	10	104.624.595
Administrativo	2	10.672.164
Obrero	3	11.694.912
Personal Contratado	**8**	**52.475.311**
Profesional y Técnico	7	52.395.311
Obrero	1	80.000
TOTAL	**23**	**179.466.982**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		11.209.779
II	321.236 - 371.235	1	4.319.395
III	371.236 - 421.235	1	4.800.000
IV	421.236 - 471.235	2	10.672.164
V	471.236 - 521.235	1	6.000.000
VI	521.236 - 571.235	2	13.496.844
VII	571.236 - 621.235	2	14.316.480
VIII	621.236 - 671.235		
IX	671.236 - 721.235	3	25.257.928
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	6	65.980.368
XIV	921.236 - 971.235	1	11.639.112
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**19**	**167.692.070**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	3.934.832
II	321.236 - 371.235	2	7.840.080
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**4**	**11.774.912**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	208.066.076	190.992.323	15.119.395		**414.177.794**
4.02	28.411.020	9.356.900	5.350.000		**43.117.920**
4.03	214.538.429	49.372.472	49.925.621		**313.836.522**
4.04	27.000.000		210.000.000		**237.000.000**
4.07		409.500.000	24.000.000		**433.500.000**
4.08				92.141.692	**92.141.692**
TOTAL	**478.015.525**	**659.221.695**	**304.395.016**	**92.141.692**	**1.533.773.928**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración, Dirección y Coordinación	478.015.525
02	Desarrollo Científico y Tecnológico	659.221.695
03	Actividades Especiales	304.395.016
99	Partidas no Asignables a Programas	92.141.692
	TOTAL	**1.533.773.928**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	414.177.794
4.02	Materiales y Suministros	43.117.920
4.03	Servicios no Personales	313.836.522
4.04	Activos Reales	237.000.000
4.07	Transferencias	433.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	92.141.692
	TOTAL	**1.533.773.928**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.441.632.236**
Transferencias Para Financiar Gastos Corrientes	1.411.632.236
Del Sector Público	1.411.632.236
De la Administración Central	321.632.236
De Gobiernos Estadales	1.090.000.000
Ingresos por Actividades Propias	15.000.000
Venta de Servicios	15.000.000
Venta de Servicios	15.000.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósitos	15.000.000
B. Gastos Corrientes	**1.296.773.928**
Gastos de Consumo	863.273.928
Gastos de Personal	414.177.794
Materiales y Suministros	43.117.920
Servicios no Personales	313.836.522
Otros Gastos de Instituciones Descentralizadas	92.141.692
Depreciación y Amortización	92.141.692
Otros Gastos Corrientes	433.500.000
Transferencias	433.500.000
Transferencias Corrientes al Sector Privado	343.500.000
Pensiones y Jubilaciones	343.500.000
Transferencias Corrientes al Sector Público	66.000.000
Transferencias a Otros Organismos del Sector Público	66.000.000
Otras Transferencias	24.000.000
Transferencias Corrientes Diversas	24.000.000
C. Resultado Económico : Ahorro/ (Desahorro)	**144.858.308**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**237.000.000**
Ahorro en la Cuenta Corriente	144.858.308
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	92.141.692
B. Gastos de Capital	**237.000.000**
Activos Reales	232.000.000
Repuestos y Reparaciones Mayores	8.200.000
Adquisición de Maquinarias y Demás Equipos	16.800.000
Otros Activos Reales	207.000.000
Activos Intangibles	5.000.000
C. Resultado Financiero: Equilibrado	

A0315

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ARAGUA (FUNDACITE-ARAGUA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua, fue creada por Decreto Presidencial Nº 375 de fecha 27/07/1989 y publicado en Gaceta Oficial Nº 34.299 de fecha 28/08/1989. Tiene como objetivo principal Contribuir al desarrollo de la ciencia y la tecnología en la región del Estado Aragua a través del apoyo que se le pueda prestar a instituciones e individualidades, tanto estadales como nacionales, comprometidas con el desarrollo armónico de nuestro potencial humano y ambiental, en procura de una sociedad regida por criterios de equidad, solidaridad y productividad.

El monto total del presupuesto para el ejercicio fiscal 2005 asciende a la cantidad de Bs. 963,7 Millones, de los cuales el Ejecutivo Nacional ha asignado la cuota presupuestaria de Bs. 727,2 Millones, mientras que la Gobernación del Estado Aragua, vía Ley de Ciencia y Tecnología del Estado Aragua, destina Bs. 220,0 Millones. En el renglón de los Recursos Propios se estiman ingresos por el orden de Bs. 10,0 Millones, de estos Bs. 6,0 Millones corresponde a intereses por colocaciones a plazo fijo; Bs. 2,5 Millones a ingresos por recuperación de costos (Vivero de Plantas y Semillas de Cacao de la Parcela Experimental de Ocumare de la Costa) y Por reintegros de proyectos de años anteriores Bs. 1,5 Millones. El resto del financiamiento alcanza a Bs. 6,5 Millones por concepto de Incremento de la Depreciación y Amortización Acumulada.

Estos ingresos, se distribuyen al presupuesto de gastos de la siguiente forma: Bs. 709,0 Millones para gastos de funcionamiento, Bs. 248,2 Millones en transferencias corrientes para el sector público para su inversión en proyectos y Bs. 6.5 Millones a gastos de Depreciación y Amortización.

En el marco del Plan Operativo Anual del Ministerio de Ciencia y Tecnología, Fundacite Aragua orientará sus esfuerzos a atacar los problemas identificados en los distintos equilibrios y líneas estratégicas que son de relevancia en el Estado Aragua por lo cual continuaremos con el apoyo a los gobiernos locales en cuanto a la capacitación y formación. En lo referente a la calidad de Gestión, se dará continuidad a los sistemas de información, divulgación, fortalecimiento de redes de información y apoyo a fuentes de información científica y tecnológica. Asimismo se continuará con la creación y actualización de bases de datos que sirvan de soporte a los sistemas de información. Se tiene previsto fortalecer la capacidad instalada del Nodo CNTI aumentando el valor agregado de la red interna de Fundacite, desarrollando nuevos sistemas de información e incrementando las bases de datos hospedados en el servidor. Asimismo, se dará cobertura para la organización y asistencia a eventos científicos y tecnológicos como otra vía para favorecer el desarrollo del recurso humano del sector. Se dará continuidad al programa de apoyo a trabajos de grado y al proyecto de la parcela y vivero de productores de semillas y plantas de cacao. En el marco del proyecto de Acción, apropiación y valoración de la ciencia y tecnología se tiene previsto la entrega de los premios de ciencia, tecnología e innovación como medio para estimular al talento científico y tecnológico en la región.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**957.201.787**
Transferencias Para Financiar Gastos Corrientes	947.201.787
Del Sector Público	947.201.787
Ministerio de Ciencia y Tecnología	727.201.787
Gobernación del Estado Aragua	220.000.000
Ingresos por Actividades Propias	2.500.000
Venta de Servicios	2.500.000
Otros Ingresos Corrientes	7.500.000
Ingresos de la Propiedad	6.000.000
Otros Ingresos Diversos	1.500.000
Recursos de Capital	**6.500.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.500.000
TOTAL	**963.701.787**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**963.701.787**
Gastos de Consumo	715.545.129
Gastos de Personal	618.919.088
Materiales y Suministros	27.578.500
Servicios no Personales	62.547.541
Otros Gastos de Instituciones Descentralizadas	6.500.000
Depreciación y Amortización	6.500.000
Otros Gastos Corrientes	248.156.658
Transferencias	248.156.658
Transferencias Corrientes al Sector Público	248.156.658
Total	**963.701.787**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Financiamiento de tesis de pre y post grado para la Generación de Relevo en el Sector Ciencia y Tecnología de la Región.	Subvención	100
Parcela y vivero de productores de semillas y plantas de cacao	Proyecto	1
Financiamiento para la asistencia y organización de eventos de ciencia y tecnología.	Evento	60
Estimular la actividad científica regional.	Premios	3
Financiamiento de proyectos de investigación científica y tecnológica en las áreas de: Agro, Salud, Educación, Ambiente y Sociales Enmarcadas Dentro de los Lineamientos del Plan Nacional y Regional de Ciencia y Tecnología.	Proyecto	6
Seguimiento y control de los financiamientos otorgados	Informe	200
Promover y fortalecer el nodo de la Red Académica de Cooperativas de Centros de Investigación y Universidades (CNTI)	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**22**	**157.773.468**
Directivo	2	34.200.000
Profesional y Técnico	9	76.182.156
Administrativo	5	26.572.020
Obrero	6	20.819.292
Personal Fijo a Tiempo Parcial	**3**	**17.761.008**
Profesional y Técnico	3	17.761.008
TOTAL	**25**	**175.534.476**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	3.961.008
III	371.236 - 421.235	3	13.930.680
IV	421.236 - 471.235		
V	471.236 - 521.235	3	18.185.640
VI	521.236 - 571.235	2	13.204.104
VII	571.236 - 621.235	2	14.679.168
VIII	621.236 - 671.235	2	15.330.456
IX	671.236 - 721.235	1	8.333.952
X	721.236 - 771.235	1	9.000.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	10.738.152
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	3	47.352.024
	TOTAL	**19**	**154.715.184**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	15.419.292
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.400.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**6**	**20.819.292**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	345.041.590	90.288.967	183.588.531			**618.919.088**
4.02	27.578.500					**27.578.500**
4.03	53.555.541	4.592.000	4.400.000			**62.547.541**
4.07	30.372.940	29.500.000	83.283.718	105.000.000		**248.156.658**
4.08					6.500.000	**6.500.000**
TOTAL	**456.548.571**	**124.380.967**	**271.272.249**	**105.000.000**	**6.500.000**	**963.701.787**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Políticas, Planificación y Administración	456.548.571
02	Fomento Científico y Tecnológico	124.380.967
03	Información Científica y Tecnológica	271.272.249
04	Formación de Recursos Humanos	105.000.000
99	Partidas no Asignables a Programas	6.500.000
	TOTAL	**963.701.787**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	618.919.088
4.02	Materiales y Suministros	27.578.500
4.03	Servicios no Personales	62.547.541
4.07	Transferencias	248.156.658
4.08	Otros Gastos de Instituciones Descentralizadas	6.500.000
	TOTAL	**963.701.787**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**957.201.787**
Transferencias Para Financiar Gastos Corrientes	947.201.787
Del Sector Público	947.201.787
De la Administración Central	727.201.787
De Gobiernos Estadales	220.000.000
Ingresos por Actividades Propias	2.500.000
Venta de Servicios	2.500.000
Venta de Otros Servicios	2.500.000
Otros Ingresos Corrientes	7.500.000
Ingresos de la Propiedad	6.000.000
Interese por Títulos y Valores	6.000.000
Otros Ingresos Diversos	1.500.000
B. Gastos Corrientes	**963.701.787**
Gastos de Consumo	715.545.129
Gastos de Personal	618.919.088
Materiales y Suministros	27.578.500
Servicios no Personales	62.547.541
Otros Gastos de Instituciones Descentralizadas	6.500.000
Depreciación y Amortización	6.500.000
Otros Gastos Corrientes	248.156.658
Transferencias	248.156.658
Transferencias Corrientes al Sector Público	248.156.658
Transferencias a Otros Organismos del Sector Público	248.156.658
C. Resultado Económico : Ahorro/(Desahorro)	**(6.500.000)**
II. Cuenta Capital	
A.. Recursos de Capital	
Desahorro en la Cuenta Corriente	(6.500.000)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	6.500.000

A0316

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO CARABOBO (FUNDACITE-CARABOBO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (FUNDACITE-CARABOBO), fue creada por Decreto N° 1.760 de fecha 01-08-1991, publicado en Gaceta Oficial N° 34.769 de fecha 05-08-91, en el cual se establece como su objetivo principal impulsar el desarrollo de la ciencia y la tecnología en el estado Carabobo, generando la promoción y utilización del saber científico y sus aplicaciones en situaciones que repercutan en el desarrollo y mejoramiento de la calidad de vida de los habitantes, estimulando la participación de los organismos públicos y privados, implementando políticas de desarrollo de ciencia, tecnología e innovación provenientes del Ministerios de Ciencia y Tecnología en el Estado Carabobo y servir de enlace con instancias pertinentes del gobierno regional y local, así como con el sector privado.

Las fuentes de financiamiento que constituyen el presupuesto de ingresos de la Fundación son las siguientes: Aportes para gastos de funcionamientos del Ejecutivo Nacional a través del Ministerio de Ciencia y Tecnología por Bs. 818,7 millones (85,4%), aporte del Gobierno Estadal por Bs. 110,2 millones (11,5%), ingresos por venta de servicios por Bs. 22,0 millones (2,3%), del fondo de depreciación Bs. 5,0 millones (0,5%) y otros ingresos por Bs. 3,0 millones (0,3%).

Para el logro de sus objetivos en el presupuesto se estima destinar recursos para gastos corrientes por Bs. 923,9 millones (96,4%) y para erogaciones de capital por Bs. 35,0 millones (3,6%).

Fundacite Carabobo para el año 2005 orientara su línea de acción hacia la promoción de los programas y proyectos que permitan el desarrollo de la investigación científica y tecnológica en el marco de los programas nacionales promovidos a través del Ministerio de Ciencia y Tecnología, en los cuales se producen alianzas estratégicas entre los centros de investigación y los sectores sociales y productivos, para elaborar la visión compartida de los problemas. En este sentido, la Fundación consciente de la importancia de articular acciones a nivel regional, ha realizado gestiones con la Gobernación del Estado, a fin de lograr un desarrollo sustentable para la región, el cual sólo es posible a través del diseño conjunto de programas de investigación en base a prioridades y su consecuente corresponsabilidad financiera.

Se estima ejecutar trabajos de investigación asociados a los proyectos de acción en las áreas de seguridad alimentaria, petróleo, gas y energías alternativas, salud pública, calidad de la educación, calidad de la gestión pública, tecnología para la seguridad y defensa, ambiente, biodiversidad y hábitat, posicionamiento de la ciencia y la tecnología, fortalecimiento institucional. A nivel individual se destacan los proyectos de apoyo a la creación de un Laboratorio de Certificación de Calidad Alimentaria; Transformación y aislamiento de sustancias naturales bioactivas con aplicaciones nutricionales, fisiológicas y toxicológicas; el proyecto cadenas productivas del sector plástico (fase capacitación); el diseño e implementación de un programa piloto de despistaje neonatal en el estado Carabobo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**953.910.307**
Transferencias Para Financiar Gastos Corrientes	928.910.307
Del Sector Público	928.910.307
Ingresos por Actividades Propias	22.000.000
Venta de Servicios	22.000.000
Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Recursos de Capital	**5.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.000.000
TOTAL	**958.910.307**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**923.910.307**
Gastos de Consumo	782.410.307
Gastos de Personal	542.298.357
Materiales y Suministros	51.563.000
Servicios no Personales	183.548.950
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
Otros Gastos Corrientes	141.500.000
Transferencias	141.500.000
Otras Transferencias	141.500.000
Gastos de Capital	**35.000.000**
Activos Reales	34.000.000
Repuestos y Reparaciones Mayores	34.000.000
Activos Intangibles	1.000.000
TOTAL	**958.910.307**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyectos sobre nuevas técnicas, productos y servicios en agroproducción.	Proyecto, Curso, Asesoría	22
Proyectos de desarrollo tecnológico y capacitación de asociaciones agroproductivas en redes de innovación productiva	Proyecto-Curso	3
Proyectos sobre ecosistemas biodiversos, productivos y sustentables en ambiente y desarrollo	Proyecto	1
Convenios para la integración, transferencia, acopio y organización de información y ejes temáticos	Convenio-Taller	12
Proyectos sobre gestión de riesgo y prevención sobre desastres sobre ambiente y desarrollo del Municipio Innovador	Proyecto-Curso	4
Capacitación y adiestramiento en administración y desarrollo de los recursos humanos	Curso	4
Consolidación de sistema de despistaje neonatal en el estado Carabobo	Programa	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**15**	**138.436.886**
Directivo	2	30.137.136
Profesional y Técnico	10	93.363.620
Administrativo	2	10.804.860
Obrero	1	4.131.270
Personal Contratado	**2**	**15.000.000**
Profesional y Técnico	2	15.000.000
TOTAL	**17**	**153.436.886**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.449.060
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	1	6.355.800
VII	571.236 - 621.235		
VIII	621.236 - 671.235	4	30.969.756
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	4	37.428.600
XII	821.236 - 871.235	4	40.565.270
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	12.203.136
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	1	17.333.994
TOTAL		**16**	**149.305.616**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.131.270
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
TOTAL		**1**	**4.131.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	143.134.884	110.447.108	92.274.056	143.370.491
4.02	10.000.000	19.563.000	11.000.000	11.000.000
4.03	28.000.000	92.448.950	31.600.000	31.500.000
4.04		14.000.000	10.000.000	10.000.000
4.07				141.500.000
4.08				
TOTAL	**181.134.884**	**236.459.058**	**144.874.056**	**337.370.491**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	99	TOTAL
4.01	53.071.818		**542.298.357**
4.02			**51.563.000**
4.03			**183.548.950**
4.04	1.000.000		**35.000.000**
4.07			**141.500.000**
4.08		5.000.000	**5.000.000**
TOTAL	**54.071.818**	**5.000.000**	**958.910.307**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	181.134.884
02	Coordinación Administrativa	236.459.058
03	Planificación y Desarrollo de la Ciencia	144.874.056
04	Fomento de la Ciencia, Tecnología e Innovación	337.370.491
05	Informática	54.071.818
99	Partidas no Asignables a Programas	5.000.000
TOTAL		**958.910.307**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	542.298.357
4.02	Materiales y Suministros	51.563.000
4.03	Servicios no Personales	183.548.950
4.04	Activos Reales	35.000.000
4.07	Transferencias	141.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	5.000.000
TOTAL		**958.910.307**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**953.910.307**
Transferencias Para Financiar Gastos Corrientes	928.910.307
Del Sector Público	928.910.307
De la Administración Central	818.710.942
Recursos Ordinarios	818.710.942
De Gobiernos Estadales	110.199.365
Ingresos por Actividades Propias	22.000.000
Venta de Servicios	22.000.000
Proyectos de Investigación	22.000.000
Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Intereses por Dinero en Depósitos	3.000.000
B. Gastos Corrientes	**923.910.307**
Gastos de Consumo	782.410.307
Gastos de Personal	542.298.357
Materiales y Suministros	51.563.000
Servicios no Personales	183.548.950
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
Otros Gastos Corrientes	141.500.000
Transferencias	141.500.000
Otras Transferencias	141.500.000
Otras Transferencias Corrientes Diversas	141.500.000
C. Resultado Económico : Ahorro/(Desahorro)	**30.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**35.000.000**
Ahorro en la Cuenta Corriente	30.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	5.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**35.000.000**
Activos Reales	34.000.000
Repuestos y Reparaciones Mayores	34.000.000
Activos Intangibles	1.000.000
C. Resultado Financiero Equilibrado	

A0318

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO FALCÓN (FUNDACITE-FALCÓN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón), tiene por objetivo impulsar la generación, difusión, transferencia y utilización de conocimientos; mediante el diseño y ejecución de programas dirigidos a promover las actividades científicas y tecnológicas, así como la vinculación de los diversos actores sociales, para contribuir a la construcción de una sociedad innovadora, en procura del progreso y el bienestar de la Institución.

POLÍTICA DE INGRESOS

Para el ejercicio fiscal 2005, FUNDACITE-FALCÓN estima un presupuesto de ingresos y gastos, en la cantidad de Bs. 1.347,09 millones, con los cuales cubrirá el financiamiento de proyectos de acuerdo a los lineamientos contenidos en el Plan Operativo 2005.

El Presupuesto de Fundacite-Falcón será financiado como a continuación se señala:

- Aportes del Ejecutivo Nacional (Ministerio de Ciencia y Tecnología)	Bs. 886,10 millones
- Aportes de la Gobernación del Estado Falcón	Bs. 431,00 millones
- Ingresos Propios	Bs. 5,03 millones
- Otros ingresos	Bs. 9,96 millones
- Depreciación y Amortización	Bs. 15,00 millones

POLÍTICA DE GASTOS

El presupuesto de gastos para el año 2005, asciende a la cantidad de Bs. 1.347,09 millones de los cuales Bs. 1.332,09 millones se destinarán a cubrir gastos corrientes y Bs. 15,0 millones a gastos de inversión.

METAS

Fundacite-Falcón impulsará la generación y difusión de conocimientos mediante la ejecución de las siguientes metas: Coordinación y desarrollo de políticas de Ciencia y Tecnología; coordinar y supervisar la adecuación legal, técnica y administrativa producto de la adscripción al Ministerio de Ciencia y Tecnología; gestionar programas y proyectos en áreas prioritarias para el Estado; promover en la región programas y proyectos del Ministerio de Ciencia y Tecnología.

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón, estima continuar con la dinámica de vanguardia y altamente competitiva en la gestión de las actividades de Ciencia y Tecnología y en la integración de éstas al desarrollo sustentable del Estado Falcón.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.332.097.900**
Transferencias Para Financiar Gastos Corrientes	1.317.107.484
Del Sector Público	1.317.107.484
Ingresos por Actividades Propias	5.030.416
Venta de Servicios	5.030.416
Otros Ingresos Corrientes	9.960.000
Ingresos de la Propiedad	9.960.000
Recursos de Capital	**15.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.000.000
TOTAL	**1.347.097.900**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.332.097.900**
Gastos de Consumo	1.123.797.900
Gastos de Personal	586.223.600
Materiales y Suministros	102.516.300
Servicios no Personales	420.058.000
Otros Gastos de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
Otros Gastos Corrientes	208.300.000
Transferencias	208.300.000
Transferencias Corrientes al Sector Privado	123.300.000
Otras Transferencias	85.000.000
Gastos de Capital	**15.000.000**
Activos Reales	12.000.000
Adquisición de Maquinarias y Demás Equipos	12.000.000
Activos Intangibles	3.000.000
TOTAL	**1.347.097.900**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Coordinación y Desarrollo de Políticas de Ciencia y Tecnología	Proyecto	5
Gestionar Programas y Proyectos en Áreas Prioritarias Para el Estado	Convenio	3
Coordinar y Supervisar la Adecuación Legal, Técnica y Administrativa Producto de la Adscripción al Ministerio de Ciencia y Tecnología	Evento	12
Promover en la Región Programas y Proyectos del Ministerio de Ciencia y Tecnología	Asesoría Reunión	20 20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**19**	**217.701.400**
Directivo	5	93.453.330
Profesional y Técnico	5	59.251.600
Administrativo	4	31.697.870
Obrero	5	33.298.600
Personal Contratado	**6**	**32.660.000**
Profesional y Técnico	6	32.660.000
TOTAL	**25**	**250.361.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.574.823
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	7	51.169.346
VIII	621.236 - 671.235		
IX	671.236 - 721.235	2	16.728.431
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	3	36.619.653
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	7	107.970.547
	TOTAL	**20**	**217.062.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1	5.027.706
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	2	13.102.894
VII	571.236 - 621.235		
VIII	621.236 - 671.235	2	15.168.000
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**5**	**33.298.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	356.964.000	182.845.600	46.414.000	**586.223.600**
4.02	35.670.000	43.584.300	23.262.000	**102.516.300**
4.03	203.028.000	123.430.000	93.600.000	**420.058.000**
4.04	5.000.000	5.000.000	5.000.000	**15.000.000**
4.07		208.300.000		**208.300.000**
4.08	15.000.000			**15.000.000**
TOTAL	**615.662.000**	**563.159.900**	**168.276.000**	**1.347.097.900**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	615.662.000
02	Gestión del Desarrollo Científico y Tecnológico	563.159.900
03	Sistemas de Información	168.276.000
	TOTAL	**1.347.097.900**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	586.223.600
4.02	Materiales y Suministros	102.516.300
4.03	Servicios no Personales	420.058.000
4.04	Activos Reales	15.000.000
4.07	Transferencias	208.300.000
4.08	Otros Gastos de Instituciones Descentralizadas	15.000.000
	TOTAL	**1.347.097.900**

CAPITULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.332.097.900**
Transferencias Para Financiar Gastos Corrientes	1.317.107.484
Del Sector Público	1.317.107.484
De la Administración Central	886.107.484
Recursos Ordinarios	886.107.484
De Gobiernos Estadales	431.000.000
Ingresos por Actividades Propias	5.030.416
Venta de Servicios	5.030.416
Trabajos de Impresión	3.000.000
Servidor Falcón	2.030.416
Otros Ingresos Corrientes	9.960.000
Ingresos de la Propiedad	9.960.000
Interese por Títulos y Valores	9.960.000
B. Gastos Corrientes	**1.332.097.900**
Gastos de Consumo	1.123.797.900
Gastos de Personal	586.223.600
Materiales y Suministros	102.516.300
Servicios no Personales	420.058.000
Otros Gastos de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
Otros Gastos Corrientes	208.300.000
Transferencias	208.300.000
Transferencias Corrientes al Sector Privado	123.300.000
Pensiones y Jubilaciones	83.000.000
Otras Transferencias Directas a Personas	40.300.000
Otras Transferencias	85.000.000
Transferencias Corrientes Diversas	85.000.000
C. Resultado Económico : Equilibrado	

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**15.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	15.000.000
B. Gastos de Capital	**15.000.000**
Activos Reales	12.000.000
Adquisición de Maquinarias y Demás Equipos	12.000.000
Activos Intangibles	3.000.000
C. Resultado Financiero Equilibrado	

A0319

Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN LA REGIÓN GUAYANA (FUNDACITE-GUAYANA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

INGRESOS:

Fundacite-Guayana para el ejercicio fiscal 2005 estima unos ingresos por Bs. 1.104,6 millones, con los cuales espera financiar proyectos que permitirán alcanzar los objetivos y metas programadas para el presente año. Todo ello enmarcado dentro de los lineamientos establecidos por el Ministerio de Ciencia y Tecnología.

Las fuentes de financiamiento provienen de: Ejecutivo Nacional Bs. 439,6 millones; Gobernación del Estado Bs. 500,0 millones; Ingresos de la propiedad Bs. 48,0 millones; Disminución de caja y bancos Bs. 58,8 millones; Otros ingresos Bs. 2,0 millones y Fondo de depreciación Bs. 56,2 millones.

GASTOS:

El presupuesto de gastos para el año 2005, se ubica en Bs. 1.104,6 millones, los cuales serán distribuidos de la siguiente manera: Gastos de personal Bs. 423,6 millones; Materiales y suministros Bs. 58,8 millones; Servicios no personales Bs. 96,1 millones; todo ello se basa en la necesidad de cumplir con los compromisos laborales y de funcionamiento de la Fundación.

Los gastos están destinados al financiamiento de las capacidades científicas y tecnológicas regionales, a través de programas de investigación, basados en la investigación, desarrollo, captación y formación de investigadores; establecimiento de una infraestructura de información que apoye la difusión y fortalecimiento institucional de los entes promotores de la ciencia y tecnología y de centros de investigación y desarrollo; manteniendo las directrices que a nivel nacional y regional se dicten.

Entre las principales metas que se espera alcanzar tenemos: Promover proyectos de investigación en rubros estratégicos ligados a la ganadería, pisciculturta, maíz, etc.; Apoyo a los investigadores para su capacitación, a través de la subvención a eventos a nivel nacional; Detección de necesidades y prioridades de investigación en salud; Apoyo al programa de incentivo a la investigación a nivel de pregrado y postgrado; Evaluación de proyectos de investigación y coordinación de eventos de actualización y formación para mejorar la capacitación de los profesionales e investigadores, entre otras metas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**989.564.215**
Transferencias Para Financiar Gastos Corrientes	939.564.215
Del Sector Público	939.564.215
Otros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	48.000.000
Otros Ingresos Diversos	2.000.000
Recursos de Capital	**56.241.473**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	56.241.473
Recursos Financieros	**58.857.500**
Activos Financieros	58.857.500
Disminución de Caja y Bancos	58.857.500
TOTAL	**1.104.663.188**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.033.759.915**
Gastos de Consumo	634.756.255
Gastos de Personal	423.601.199
Materiales y Suministros	58.822.925
Servicios no Personales	96.090.658
Otros Gastos de Instituciones Descentralizadas	56.241.473
Depreciación y Amortización	56.241.473
Otros Gastos Corrientes	399.003.660
Transferencias	399.003.660
Transferencias Corrientes al Sector Privado	399.003.660
Gastos de Capital	**29.386.860**
Activos Reales	29.386.860
Adquisición de Maquinarias y Demás Equipos	29.386.860
Aplicaciones Financieras	**41.516.413**
Pasivos Financieros	41.516.413
Servicio de la Deuda Pública y Disminución de Otros Pasivos	41.516.413
Disminución de Cuentas y Efectos a Pagar	41.516.413
TOTAL	**1.104.663.188**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
- Promover Proyectos de Investigación en Rubros Estratégicos Como: Yuca, Ganadería Doble Propósito, Piscicultura, Coróba, Etc.	Proyecto	5
- Promover Eventos de Capacitación Agropecuarios	Evento	5
- Apoyo a los Investigadores Para su Capacitación a Través de la Subvención a Eventos a Nivel Nacional	Subvención	40
- Detección de Necesidades y Prioridades de Investigación en Salud	Reunión	2
- Apoyo al Programa de Incentivo a la Investigación a Nivel de Pregrado y Postgrado	Beca	10
- Gestionar los Proyectos de Investigación de los Programas de Fundacite Guayana	Proyecto	26
- Apoyo al Cofinanciamiento de Publicaciones Científicas Enmarcadas en las Líneas de Investigación de los Programas de la Institución	Publicación	13
- Promover el Intercambio Entre los Sectores de: Minería, Siderúrgica, Aluminio, etc.	Evento	10
- Coordinación de Eventos de Actualización y Formación Para Mejorar la Capacitación de los Profesionales e Investigadores	Eventos	4
- Apoyo a las Mesas de Trabajo Para Organizar y Coordinar la Ejecución de los Convenios Institucionales	Mesa de Trabajo	2
- Evaluación Para Proyectos de Investigación	Eval. de Proyecto	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**13**	**106.425.299**
Directivo	2	34.565.767
Profesional y Técnico	6	49.270.613
Administrativo	2	8.749.481
Obrero	3	13.839.438
Personal Fijo a Tiempo Parcial	**9**	**84.261.615**
Profesional y Técnico	9	84.261.615
TOTAL	**22**	**190.686.914**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.749.481
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	6	49.270.613
X	721.236 - 771.235		
XI	771.236 - 821.235	9	84.261.615
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2	34.565.767
TOTAL		**19**	**176.847.476**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	13.839.438
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
TOTAL		**3**	**13.839.438**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	249.133.103	94.242.607	80.225.490		**423.601.200**
4.02	36.722.388	11.050.268	11.050.269		**58.822.925**
4.03	58.987.362	13.786.306	23.316.989		**96.090.657**
4.04	5.087.860	5.369.000	18.930.000		**29.386.860**
4.06		41.516.413			**41.516.413**
4.07		399.003.660			**399.003.660**
4.08				56.241.473	**56.241.473**
TOTAL	**349.930.713**	**564.968.254**	**133.522.748**	**56.241.473**	**1.104.663.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	349.930.713
02	Planificación y Desarrollo	564.968.254
03	Información y Divulgación	133.522.748
99	Partidas no Asignables a Programas	56.241.473
TOTAL		**1.104.663.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	423.601.200
4.02	Materiales y Suministros	58.822.925
4.03	Servicios no Personales	96.090.657
4.04	Activos Reales	29.386.860
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	41.516.413
4.07	Transferencias	399.003.660
4.08	Otros Gastos de Instituciones Descentralizadas	56.241.473
TOTAL		**1.104.663.188**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**989.564.215**
Transferencias Para Financiar Gastos Corrientes	939.564.215
Del Sector Público	939.564.215
De la Administración Central	439.564.215
De Gobiernos Estadales	500.000.000
Otros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	48.000.000
Intereses por Dinero en Depósitos	48.000.000
Otros Ingresos Diversos	2.000.000
B. Gastos Corrientes	**1.033.759.915**
Gastos de Consumo	634.756.255
Gastos de Personal	423.601.199
Materiales y Suministros	58.822.925
Servicios no Personales	96.090.658
Otros Gastos de Instituciones Descentralizadas	56.241.473
Depreciación y Amortización	56.241.473
Otros Gastos Corrientes	399.003.660
Transferencias	399.003.660
Transferencias Corrientes al Sector Privado	399.003.660
Transferencias Corrientes Internas	399.003.660
C. Resultado Económico : Ahorro/(Desahorro)	**(44.195.700)**
II. Cuenta Capital	
A. Recursos de Capital	**12.045.773**
Desahorro en la Cuenta Corriente	(44.195.700)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	56.241.473
B. Gastos de Capital	**29.386.860**
Activos Reales	29.386.860
Adquisición de Maquinarias y Demás Equipos	29.386.860
C. Resultado Financiero : Superávit / (Déficit)	**(17.341.087)**
III. Cuenta Financiera	
A. Recursos Financieros	**58.857.500**
Activos Financieros	58.857.500
Disminución de Cajas y Bancos	58.857.500
B. Aplicaciones Financieras	**58.857.500**
Pasivos Financieros	41.516.413
Servicio de la Deuda y Disminución de Otros Pasivos	41.516.413
Disminución de Cuentas y Efectos a Pagar	41.516.413
Déficit Financiero	17.341.087

A0320

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MÉRIDA (FUNDACITE-MÉRIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (FUNDACITE -MERIDA), fué creada mediante Decreto N°. 373 de fecha 27-07-1998, publicado en Gaceta Ofical N°. 34.932 de fecha 28-08-1989 y tiene como objetivo promover y orientar el desarrollo del sistema científico y tecnológico del Estado Mérida en función de dar soporte al Desarrollo Social y Económico de la Región.

Dentro de las metas más importantes a realizar se encuentran: Ampliación Red Teleinformatica en el Estado Mérida; Continuidad de los Proyectos y Creación de Sedes de Centros de Cultura, Ciencia y Tecnología en el Estado y la Creación de una Academia de Sofware Libre, Observatorio Técnológico y Centro de Seguridad Informática.

Para el cumplimiento de sus Metas y Objetivos Fundacite Mérida estima recursos presupuestarios para el año 2005 por Bs. 3.802,6 millones, los cuales se originan de las siguientes fuentes de financiamiento:

- Aporte del Ejecutivo Nacional por Bs. 1.052,8 millones.
- Aporte del Ejecutivo Regional por Bs. 1.946,6 millones.
- Venta de Bienes y Servicios Bs. 120,0 millones.
- Intereses por Dinero en Depósito Bs. 60,0 millones.
- Disminución de Deudores Bs. 385,0 millones.
- Incremento de la Depreciación Bs. 44,1 millones.
- Disminución de Caja y Banco Bs. 194,1 millones.

El presupuesto de Gasto se estima en Bs. 3.802,6 millones discriminado de la siguiente manera:

Para Gastos Corrientes se estiman Bs. 1.969,8 millones (51,8% respecto al total del presupuesto), de los cuales se destinaran para Gastos de Personal Bs. 823,9 millones; Materiales y Suministros Bs. 59,1 millones; Servicios No Personales Bs. 294,0 millones ; Depreciación y Amortización Bs. 44,1 millones y Transferencia Bs. 748,7 millones.

Estos gastos corrientes están dirigidos al fortalecimiento de los Programas de Formación de Recursos Humanos en el área de la Ciencia y la Tecnología , al otorgamiento de subsidios para el Cofinaciamiento, no solo a Investigadores en formación, sino también al intercambio científico y eventos de Ciencia y tecnología, en Mérida, así como a Proyectos concertados Interinstitucionales que contribuyan al desarrollo y fomento del sector productivo, agroindustrial y PYMES vinculados con los centros de investigación.

Para gastos de Capital y Aplicaciones Financieras se destinaran Bs. 1.832,8 millones (48,2% del total del presupuesto), discriminados de la siguiente forma: Inversión Directa Bs. 534,5 millones; Activos Financieros Bs. 143,5 millones; Servicio de la Deuda y Disminución de Otros Pasivos Bs. 100,0 millones; Activos Intangibles Bs. 353,8 millones y los Gastos Capitalizables Bs. 701,0 millones.

Estos recursos serán destinados a financiar el Desarrollo y Consolidación de la Educación Formal, dar continuidad al Proyecto de Construcción Casa de la Ciencia y Circulo de Lectores; Construcción de Auditórium; Conservación y Reparación de Edificio Sede, así como la Modernización y Actualización de las Unidades y procesos Administrativos y de Operación

En Cuanto, a la Política de Cobertura ha sido una constante de la Fundacite ir ampliando los servicios que le brinda día a día a las diferentes personas (Públicas y Privadas) de la región que así lo requiera, para que de esta manera no tengan que movilizarse a la ciudad capital en busca de información científica y hasta de apoyo financiero, para poder llevara cabo sus estudios y proyectos que son necesarios para el desarrollo científico y tecnológico del Estado Mérida.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.279.614.453**
Transferencias Para Financiar Gastos Corrientes	2.099.614.453
Del Sector Público	2.099.614.453
Ingresos por Actividades Propias	120.000.000
Venta de Servicios	120.000.000
Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Recursos de Capital	**943.884.764**
Transferencias Para Financiar Gastos de Capital	899.834.764
Del Sector Público	899.834.764
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras	44.050.000
Reservas	**44.050.000**
Recursos Financieros	**579.113.766**
Activos Financieros	579.113.766
Disminución de Caja y Bancos	194.113.766
Disminución de Cuentas y Efectos a Cobrar	385.000.000
TOTAL	**3.802.612.983**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.969.728.815**
Gastos de Consumo	1.221.097.356
Gastos de Personal	823.893.116
Materiales y Suministros	59.125.279
Servicios no Personales	294.028.961
Otros Gastos de Instituciones Descentralizadas	44.050.000
Depreciación y Amortización	44.050.000
Otros Gastos Corrientes	748.631.459
Transferencias	748.631.459
Transferencias Corrientes al Sector Privado	670.764.044
Transferencias Corrientes al Sector Público	77.867.415
Gastos de Capital	**1.589.402.933**
Activos Reales	534.540.000
Adquisición de Maquinarias y Demás Equipos	334.540.000
Obras de Infraestructuras - Estudios y Proyectos	200.000.000
Activos Intangibles	353.777.008
Gastos Capitalizables	701.085.925
Gastos de Personal	228.705.593
Materiales y Suministros	18.298.200
Servicios no Personales	298.347.302
Transferencias	155.734.830
Aplicaciones Financieras	**243.481.235**
Activos Financieros	143.481.235
Concesión de Préstamos	15.000.000
Adquisición de Inversiones Financieras	128.481.235
Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar	100.000.000
Total	**3.802.612.983**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyecto Sede Cultural Casa de Ciencia	Proyecto	1
Proyecto Circulo de Lectores Nuevos Cilen	Proyecto	1
Construcción de Auditorio, Sala de Reuniones, Archivo Central	Proyecto	300
Otorgamiento y Entrega de Premios Regionales en Ciencia y Tecnología	Premio	7
Cofinanciamiento Cursos Cortos, Talleres, Escuelas y/o Pasantías	Subvención	100
Otorgamiento de Préstamos a Investigadores Eventos	Préstamo	20
Publicación de Textos Revistas y Videos	Subvención	10
Subvención Institucional Inia	Subvención	1
Subvención Institucional Fundapris	Subvención	1
Mantenimiento de la red de Fundacite Mérida	Mantenimiento	12
Premio Alto Rendimiento Estudiantil Educ Básica, Media, Diversificada	Premio	207
Beca Alto Rendimiento Estudiantil Básica Media y Diversificada	Beca	560
Implantación de Estaciones de Telemedicina Rural	Estación	2
Introducción de Telefonía ip en la Región	Punto	1
Ampliación de Servicios de Conectividad	Usuario	6
Creación de un Centro de Seguridad Informática	Centro	1
Creación de una Academia de Software Libre	Academia	1
Creación de un Observatorio Tecnológico	Observatorio	1
Otorgamiento de Premios en red a la Divulgación Científica	Premio	2
Ciclos de Fortalecimiento Dirigidos a Investigadores	Ciclo	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**29**	**477.444.372**
Directivo	3	76.759.788
Profesional y Técnico	22	366.094.002
Administrativo	3	28.656.794
Obrero	1	5.933.788
TOTAL	**29**	**477.444.372**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	3	28.656.794
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 – MAS	25	442.853.790
	TOTAL	**28**	**471.510.584**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	1	5.933.788
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 – MAS		
	TOTAL	**1**	**5.933.788**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**4**	**44.578.864**
Jubilado	3	40.724.044
Pensionado	1	3.854.820
TOTAL	**4**	**44.578.864**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	526.224.426	261.732.108	228.705.593	35.936.582		**1.052.598.709**
4.02	35.453.179	12.069.100	18.298.200	11.603.000		**77.423.479**
4.03	101.954.350	127.149.650	298.347.302	64.924.961		**592.376.263**
4.04	401.537.008	76.680.000	407.800.000	2.300.000		**888.317.008**
4.05					143.481.235	**143.481.235**
4.06					100.000.000	**100.000.000**
4.07	25.390.024	448.516.265	3.000.000	427.460.000		**904.366.289**
4.08					44.050.000	**44.050.000**
TOTAL	**1.090.558.987**	**926.147.123**	**956.151.095**	**542.224.543**	**287.531.235**	**3.802.612.983**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación Central	1.090.558.987
02	Fomento Científico	926.147.123
03	Información y Divulgación Científica y Tecnológica	956.151.095
04	Formación de Recursos Humanos	542.224.543
99	Partidas no Asignables a Programas	287.531.235
	TOTAL	**3.802.612.983**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.052.598.709
4.02	Materiales y Suministros	77.423.479
4.03	Servicios no Personales	592.376.263
4.04	Activos Reales	888.317.008
4.05	Activos Financieros	143.481.235
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
4.07	Transferencias	904.366.289
4.08	Otros Gastos de Instituciones Descentralizadas	44.050.000
	TOTAL	**3.802.612.983**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.279.614.453**
Transferencias Para Financiar Gastos Corrientes	2.099.614.453
Del Sector Público	2.099.614.453
De la Administración Central	736.934.687
De Gobiernos Estadales	1.362.679.766
Ingresos por Actividades Propias	120.000.000
Venta de Servicios	120.000.000
Venta de Servicios	120.000.000
Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósitos	60.000.000
B. Gastos Corrientes	**1.969.728.815**
Gastos de Consumo	1.221.097.356
Gastos de Personal	823.893.116
Materiales y Suministros	59.125.279
Servicios no Personales	294.028.961
Otros Gastos de Instituciones Descentralizadas	44.050.000
Depreciación y Amortización	44.050.000
Otros Gastos Corrientes	748.631.459
Transferencias	748.631.459
Transferencias Corrientes al Sector Privado	670.764.044
Pensiones y Jubilaciones	321.640.000
Jubilaciones	40.724.044
Otras Transferencias Directas a Personas	221.050.000
Subsidios Científicos al Sector Privado	87.350.000
Transferencias Corrientes al Sector Público	77.867.415
Transferencias Corrientes a Otros Organismos del Sector Público	77.867.415
C. Resultado Económico : Ahorro/(Desahorro)	**309.885.638**
II. Cuenta Capital	
A. Recursos de Capital	**1.253.770.402**
Ahorro en la Cuenta Corriente	309.885.638
Transferencias Para Financiar Gastos de Capital	899.834.764
Del Sector Público	899.834.764
Del Ejecutivo Nacional (Ministerio de Ciencia y Tecnología)	315.829.152
De Gobiernos Estadales	584.005.612
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	44.050.000
B. Gastos de Capital	**1.589.402.933**
Activos Reales	534.540.000
Adquisición de Maquinarias y Demás Equipos	334.540.000
Obras de Infraestructura	200.000.000
Activos Intangibles	353.777.008
Gastos Capitalizables	701.085.925
Gastos de Personal	228.705.593
Materiales y Suministros	18.298.200
Servicios no Personales	298.347.302

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Transferencias	155.734.830
C. Resultado Financiero : Superávit / (Déficit)	**(335.632.531)**
III. Cuenta Financiera	
A. Recursos Financieros	**579.113.766**
Activos Financieros	579.113.766
Disminución de Cajas y Bancos	194.113.766
Disminución de Cuentas y Efectos a Cobrar	385.000.000
B. Aplicaciones Financieras	**579.113.766**
Activos Financieros	143.481.235
Concesión de Préstamos	15.000.000
Adquisición de Inversiones Financieras	128.481.235
Pasivos Financieros	100.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar	100.000.000
Déficit Financiero	335.632.531

A0321

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO TÁCHIRA (FUNDACITE-TÁCHIRA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Para en el año 2005 Fundacite-Táchira continuará con el fortalecimiento, coordinación y modernización del sector científico y tecnológico del Estado, así como propiciar el desarrollo de nuevas tecnologías para el sector productivo, formación de recursos humanos, fortalecimiento de centros de investigación y propiciar la creación de becas, premios, subvenciones y similares, para estimular el desarrollo de las actividades de ciencia y tecnología. El Estado Táchira cuenta con la presencia de importantes organismos dedicados a la actividad de investigación, así como de importantes Institutos de Educación Superior Pública y Privada, con quienes esta Fundación ha coordinado el desarrollo de importantes planes, proyectos y actividades de investigación y apoyo a la ciencia y la tecnología. También existen varios Institutos Universitarios de Tecnología, así como Fundaciones que poseen un gran potencial investigativo. Actualmente se encuentra conectado a Internet mediante la utilización de enlaces Inalámbricos el palacio de Gobierno y 20 Infocentros, así como todas las Oficinas de Dependencia Nacional y Estadal, Alcaldías del Estado y Prefecturas.

Las actividades de esta fundación estarán orientadas al cumplimiento de los Planes Operativos propuestos, con base a los lineamientos generales expresados en el Plan Nacional de Ciencia y Tecnología y al Plan de Desarrollo del Estado Táchira, para la ejecución de sus programas y/o proyectos y el financiamiento de las subvenciones otorgadas para la actualización de conocimientos y transferencia tecnológica (cursos), proyectos de investigación, tesis de grado, eventos tecnológicos, así como la prestación de servicios de teleinformática (Internet). Esta Fundación ha sido designada por el Centro Nacional de Tecnologías de Información (CNTI) como su Academia Local para el desarrollo de los cursos de Redes con certificación de Cisco, cuyo currículum esta compuesto de 4 semestres en los cuales el estudiante adquirirá habilidades necesarias para el diseño, construcción y mantenimiento de redes de computadoras. Este curso de redes estará dirigido a profesionales, técnicos superiores, bachilleres y en general para que aquellas personas que deseen profundizar sus conocimientos en redes de computadoras.

Uno de los puntos de apoyo del sector ciencia y tecnología será la incorporación de diferentes entes públicos y privados a fin de desarrollar tecnologías que estimulen al sector productivo, educativo y a la colectividad tachirense en general, teniendo como premisa básica incentivar la actividad mediante el acercamiento entre las diversas instituciones que participan en procesos de desarrollo de ciencia y tecnología. Se hará especial énfasis a las iniciativas en las áreas de salud, biodiversidad, ambiente, deporte, desarrollo social y seguridad.

El Presupuesto de recursos y egresos de Fundacite-Táchira para 2005 asciende a la cantidad de Bs. 708,1 millones; el financiamiento proviene de las siguientes fuentes: ingresos por actividades propias, la cantidad de 20,6 Millones, que serán generados por ventas de servicios, tales como prestación del servicio de enlace inalámbrico y conectividad a internet, cursos de redes como Academia Local Cisco, cursos de adiestramiento en las áreas de informática y telemática, diseño y hospedaje de Páginas Web; Bs. 601,0 millones por aportes para gastos de funcionamiento, del Ministerio de Ciencia y Tecnología Bs. 456,5 Millones, Bs.144,5 millones provenientes de la Gobernación del Estado Táchira, a través de la Ley para la Promoción, Coordinación y Fortalecimiento de la Ciencia y la Tecnología del Estado Táchira, y Bs. 66,0 millones para cubrir gastos de capital; otros recursos de capital por la cantidad de Bs. 4,7 millones y Bs. 15,8 millones por transacciones financieras.

Se prevé las asignaciones presupuestarias para atender la recurrencia del salario mínimo y lo concerniente al ajuste en el beneficio del Cesta Ticket; se atienden los incrementos observados en los otros gastos de funcionamiento por efecto de la inflación e incremento del costo de los servicios básicos y de telecomunicaciones. En cuanto a los gastos en activos reales se estiman recursos para la dotación de infraestructura para la conectividad inalámbrica a internet de los entes dependientes del Gobierno Estadal, dotación de equipos, financiamiento de proyectos de investigación, tesis de grado, maestrías, organización de eventos y transferencia de tecnologías. Se continuará con el financiamiento de los proyectos, dando mayor celeridad a la transferencia de recursos a los investigadores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**621.549.503**
Transferencias Para Financiar Gastos Corrientes	600.957.503
Del Sector Público	600.957.503
Ingresos por Actividades Propias	20.592.000
Venta de Servicios	20.592.000
Recursos de Capital	**70.689.000**
Transferencias Para Financiar Gastos de Capital	66.000.000
Del Sector Público	66.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.689.000
Recursos Financieros	**15.840.297**
Activos Financieros	15.840.297
Disminución de Caja y Bancos	15.840.297
TOTAL	**708.078.800**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**621.078.800**
Gastos de Consumo	582.078.800
Gastos de Personal	363.457.105
Materiales y Suministros	18.841.190
Servicios no Personales	195.091.505
Otros Gastos de Instituciones Descentralizadas	4.689.000
Depreciación y Amortización	4.689.000
Otros Gastos Corrientes	39.000.000
Transferencias	39.000.000
Transferencias Corrientes al Sector Privado	39.000.000
Gastos de Capital	**66.000.000**
Activos Reales	62.760.000
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y Demás Equipos	57.760.000
Activos Intangibles	3.240.000
Aplicaciones Financieras	**21.000.000**
Pasivos Financieros	21.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	21.000.000
Disminución de Cuentas y Efectos a Pagar	21.000.000
Total	**708.078.800**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Fomento, Promoción y Transferencia de Tecnología a Nivel de Instituciones Públicas.	Institución	10
Fortalecimiento de Centros de Investigación	Centro	2
Incorporación de Usuarios al Centro Nacional de Tecnologías de Información (CNTI).	Usuarios	20
Promoción y Financiamiento de Proyectos de Investigación	Proyecto	6
Diseño, Promoción y Fomento de Páginas web de Instituciones Públicas	Página Web	24
Capacitación del Recursos Humanos del Sector Ciencia y Tecnología	Curso	25
Formación de Recursos Humanos en el Área de Ciencia y Tecnología	Tesis de Grado	10
Fomento y Financiamiento a la Asistencia, Participación y Organización de Eventos Científicos	Evento	12
Fomento y Financiamiento de Maestrías	Maestría	10
Establecimientos de Convenios de Cooperación Interinstitucional	Convenio	6
Fomento y Financiamiento de Publicaciones científicas, Técnicas y Divulgativas	Publicación	6
Seguimiento y Control de la Gestión y de Subvenciones Otorgadas	Informe	40
Ejecución del Manual de Control, Seguimiento y Evaluación de Proyectos	Manual	1
Selección y Evaluación de Solicitudes de Subvención	Punto de Cuenta	24
Edición de Revista Institucional	Revista	2
Diseño y Formulación del Plan Operativo de Ciencia y Tecnología	Plan	1
Fomento y Financiamiento de Becas Trabajo a Estudiantes Universitarios	Beca	4
Formulación del Proyecto de Presupuesto de Ingresos y Egresos	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**17**	**129.057.924**
Directivo	4	51.202.680
Profesional y Técnico	7	51.071.172
Administrativo	6	26.784.072
Personal Fijo a Tiempo Parcial	**1**	**9.000.000**
Profesional y Técnico	1	9.000.000
TOTAL	**18**	**138.057.924**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	6	26.784.072
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	4	27.907.296
VIII	621.236 - 671.235	3	23.163.876
IX	671.236 - 721.235		
X	721.236 - 771.235	1	9.000.000
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	2	23.063.280
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2	28.139.400
	TOTAL	**18**	**138.057.924**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	53.247.153	33.772.566	64.508.962	
4.02	5.198.500		5.533.792	
4.03	9.733.677	9.308.496	126.525.797	10.315.071
4.04	3.200.000	2.150.000	13.402.758	
4.06				
4.07				
4.08				
TOTAL	**71.379.330**	**45.231.062**	**209.971.309**	**10.315.071**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	99	Total
4.01	144.311.426	67.616.998		**363.457.105**
4.02	8.108.898			**18.841.190**
4.03	31.399.072	7.809.392		**195.091.505**
4.04	10.500.000	36.747.242		**66.000.000**
4.06			21.000.000	**21.000.000**
4.07		39.000.000		**39.000.000**
4.08			4.689.000	**4.689.000**
TOTAL	**194.319.396**	**151.173.632**	**25.689.000**	**708.078.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación Central	71.379.330
02	Planificación y Desarrollo Científico y Tecnológico	45.231.062
03	Dirección de Información y Divulgación	209.971.309
04	Gestión y Fomento	10.315.071
05	Administración y Recursos Humanos	194.319.396
06	Financiamiento a Proyectos	151.173.632
99	Partidas no Asignables a Programas	25.689.000
	TOTAL	**708.078.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	363.457.105
4.02	Materiales y Suministros	18.841.190
4.03	Servicios no Personales	195.091.505
4.04	Activos Reales	66.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	21.000.000
4.07	Transferencias	39.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.689.000
	TOTAL	**708.078.800**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**621.549.503**
Transferencias Para Financiar Gastos Corrientes	600.957.503
Del Sector Público	600.957.503
De la Administración Central	456.477.503
Recursos Ordinarios	456.477.503
De Gobiernos Estadales	144.480.000
Ingresos por Actividades Propias	20.592.000
Venta de Servicios	20.592.000
Ingresos por Servicios de Adiestramiento	11.700.000
Ingresos por Servicios de Internet	8.892.000
B. Gastos Corrientes	**621.078.800**
Gastos de Consumo	582.078.800
Gastos de Personal	363.457.105
Materiales y Suministros	18.841.190
Servicios no Personales	195.091.505
Otros Gastos de Instituciones Descentralizadas	4.689.000
Depreciación y Amortización	4.689.000
Otros Gastos Corrientes	39.000.000
Transferencias	39.000.000
Transferencias Corrientes al Sector Privado	39.000.000
Pensiones y Jubilaciones	5.000.000
Becas e Perfeccionamiento Profesional en el País	5.000.000
Otras Transferencias Directas a Personas	29.000.000
C. Resultado Económico : Ahorro/ (Desahorro)	**470.703**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**71.159.703**
Ahorro en la Cuenta Corriente	470.703
Transferencias Para Financiar Gastos de Capital	66.000.000
Del Sector Público	66.000.000
Aporte Gobernación del Estado Táchira	66.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	4.689.000
B. Gastos de Capital	**66.000.000**
Activos Reales	62.760.000
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y Demás Equipos	57.760.000
Activos Intangibles	3.240.000
C. Resultado Financiero : Superávit / (Déficit)	**5.159.703**
III. Cuenta Financiera	
A. Recursos Financieros	**21.000.000**
Activos Financieros	15.840.297
Disminución de Cajas y Bancos	15.840.297
Superávit Financiero	5.159.703
B. Aplicaciones Financieras	**21.000.000**
Pasivos Financieros	21.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	21.000.000
Disminución de Cuentas y Efectos a Pagar	21.000.000

A0322

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO SUCRE (FUNDACITE-SUCRE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre, fue creada por Decreto 1.761 de fecha 01-08-1991, publicado en gaceta Oficial N° 34.769 de fecha 05-08-1991. El principal objetivo de esta institución, consiste en impulsar el desarrollo integral de los procesos de producción del conocimiento científico y del desarrollo tecnológico, su difusión y utilización en la sociedad sucrense, mediante la elaboración de políticas y diseños de estratégicos en ciencia y tecnología, promoción y fomento del capital humano. Para ello contará con la participación del sector científico, productivo, empresarial, gubernamental y académico entre otros.

El Proyecto de Presupuestos de Ingresos y Gastos que estima Fundacite-Sucre para el ejercicio fiscal 2005, alcanza a Bs. 891,8 millones, los cuales provienen de las siguientes fuentes de financiamiento: Bs. 542,7 millones por aportes del Ejecutivo Nacional; Bs. 150,0 millones provienen de la Gobernación del Estado Sucre; Bs. 15,0 millones de recursos propios, Bs. 12,0 millones por Otros aportes y contribuciones de particulares; Bs. 33,2 millones por incremento de la depreciación acumulada y Bs. 138,9 millones por la disminución de Activos Financieros.

Por su parte, El Presupuesto de Gastos de Fundacite-Sucre estará conformado de la siguiente manera: Bs. 830,5 millones para gastos corrientes, dentro de las cuales los gastos de personal (44%) y los servicios no personales (28%) tienen un peso importante en los gastos de funcionamiento de la institución; Bs. 34,0 millones para gastos de capital, específicamente para la adquisición de maquinarias y demás Equipos, y Bs. 27,3 millones en Aplicaciones Financieras por la Disminución de Cuentas y Efectos a Cobrar.

Asimismo, la Fundación tiene planeado el desarrollo de programas enmarcados dentro de los aspectos del Plan Nacional de Ciencia y Tecnología, como es la de promover la existencia de lineamientos de política científica y tecnológica donde se establecen parámetros en las siguientes áreas: agroalimentación, ambiente y recursos naturales, biotecnología, salud, tecnología de la información entre otros.

En coordinación con la política antes descrita, entre las principales metas que el organismo estima ejecutar para el ejercicio fiscal 2005 se encuentran: fomentar y ampliar la red de Internet y la repotenciación de los Infocentros; apoyar el fortalecimiento de una red social vinculada a la problemática local de la malaria y de la Hylesia Matabus, promover la conformación de redes locales que propongan estudios de realidades ambientales en la región, apoyar y promover proyectos interdisciplinarios en innovación juvenil, ofrecer talleres orientados a promover el desarrollo de conocimientos en ciencia y tecnología; fomentar talleres de actualización y formación de conocimiento científico y tecnológico entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**719.656.495**
Transferencias Para Financiar Gastos Corrientes	692.656.495
Del Sector Público	692.656.495
Ministerio de Ciencia y Tecnología	542.656.495
Gobernación del Estado Sucre	150.000.000
Ingresos por Actividades Propias	15.000.000
Venta de Servicios	15.000.000
Otros Ingresos Corrientes	12.000.000
Ingresos por Aportes y Contribuciones	12.000.000
Recursos de Capital	**33.225.513**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	33.225.513
Recursos Financieros	**138.924.732**
Activos Financieros	138.924.732
Disminución de Caja y Bancos	138.924.732
TOTAL	**891.806.740**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**830.518.234**
Gastos de Consumo	738.518.234
Gastos de Personal	367.982.721
Materiales y Suministros	102.500.000
Servicios no Personales	234.810.000
Otros Gastos de Instituciones Descentralizadas	33.225.513
Depreciación y Amortización	33.225.513
Otros Gastos Corrientes	92.000.000
Transferencias	92.000.000
Transferencias Corrientes al Sector Privado	92.000.000
Gastos de Capital	**34.000.000**
Activos Reales	34.000.000
Adquisición de Maquinarias y Demás Equipos	34.000.000
Aplicaciones Financieras	**27.288.506**
Pasivos Financieros	27.288.506
Servicio de la Deuda Pública y Disminución de Otros Pasivos	27.288.506
Disminución de Cuentas y Efectos a Pagar	27.288.506
Total	**891.806.740**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Promocionar la formación de profesionales a través de estudios de pregrado y postgrado en los sectores público y privado.	Subvención	36
Apoyar y promover proyectos interdisciplinarios en innovación juvenil	Boletín	16
Apoyar y promover proyectos interdisciplinarios en innovación juvenil	Reunión	100
Apoyar y promover proyectos interdisciplinarios en innovación juvenil	Premio	50
Apoyar y promover proyectos interdisciplinarios en innovación juvenil	Competencia	2
Contribuir al desarrollo de mecanismos de repotenciación y rendición de los Infocentros	Visita Técnica	60
Apoyar el fortalecimiento de una red de actores sociales vinculados a la Problemática Local de la Malaria	Taller	1
Apoyar el fortalecimiento de una red social vinculada a la problemática local de la malaria	Reunión	4
Apoyar el fortalecimiento de una red social vinculada a la problemática local de la malaria	Convenio de Cooperación	1
Apoyar el fortalecimiento de una red social vinculada a la problemática local de Hylesia Matabus	Convenio de Cooperación	1
Apoyar el fortalecimiento de una red social vinculada a la problemática local de Hylesia Matabus	Taller	1
Apoyar el fortalecimiento de una red social vinculada a la problemática local de Hylesia Matabus	Reunión	4
Promover la conformación de redes locales que propongan estudios de realidades ambientales	Taller	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**17**	**168.661.008**
Directivo	2	31.988.640
Profesional y Técnico	9	99.618.288
Administrativo	3	20.603.520
Obrero	3	16.450.560
Personal Contratado	**3**	**24.088.320**
Profesional y Técnico	1	11.704.320
Administrativo	1	6.912.000
Obrero	1	5.472.000
TOTAL	**20**	**192.749.328**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	2	13.461.120
VII	571.236 - 621.235	2	14.054.400
VIII	621.236 - 671.235	1	7.712.640
IX	671.236 - 721.235	1	8.089.008
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	3	32.356.800
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	2	23.408.640
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	5	71.744.160
	TOTAL	**16**	**170.826.768**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	4	21.922.560
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**4**	**21.922.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	186.780.856		181.201.865	**367.982.721**
4.02	18.096.400	3.653.600	80.750.000	**102.500.000**
4.03	41.559.000	4.251.000	189.000.000	**234.810.000**
4.04	1.000.000		33.000.000	**34.000.000**
4.06	27.288.506			**27.288.506**
4.07	3.000.000		89.000.000	**92.000.000**
4.08	33.225.513			**33.225.513**
TOTAL	**310.950.275**	**7.904.600**	**572.951.865**	**891.806.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación	310.950.275
02	Política y Planificación Institucional	7.904.600
03	Gestión de Desarrollo Científico y Tecnológico	572.951.865
	TOTAL	**891.806.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	367.982.721
4.02	Materiales y Suministros	102.500.000
4.03	Servicios no Personales	234.810.000
4.04	Activos Reales	34.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	27.288.506
4.07	Transferencias	92.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	33.225.513
	TOTAL	**891.806.740**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**719.656.495**
- Transferencias Para Financiar Gastos Corrientes	692.656.495
Del Sector Público	692.656.495
Ministerio de Ciencia y Tecnología (Financiamiento Ordinario)	542.656.495
Gobernación del Estado Sucre	150.000.000
- Ingresos por Actividades Propias	15.000.000
Venta de Servicios	15.000.000
Otros ingresos corrientes (C.N.T.I. Y SACOSAL)	15.000.000
- Otros Ingresos Corrientes	12.000.000
Ingresos por Aportes y Contribuciones	12.000.000
Ingresos por Intereses	12.000.000
B. Gastos Corrientes	**830.518.234**
- Gastos de Consumo	738.518.234
Gastos de Personal	367.982.721
Materiales y Suministros	102.500.000
Servicios no Personales	234.810.000
Otros Gastos de Instituciones Descentralizadas	33.225.513
Depreciación y Amortización	33.225.513
- Otros Gastos Corrientes	92.000.000
Transferencias	92.000.000
Transferencias Corrientes al Sector Privado	92.000.000
Donaciones a Personas	40.000.000
Otras Transferencias Directas a Personas	52.000.000
C. Resultado Económico : Ahorro / (Desahorro)	**(110.861.739)**
II. Cuenta Capital	
A. Recursos de Capital	**(77.636.226)**
- Desahorro en la Cuenta Corriente	(110.861.739)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	33.225.513
B. Gastos de Capital	**34.000.000**
- Activos Reales	34.000.000
Adquisición de Maquinarias y Demás Equipos	34.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(111.636.226)**
III. Cuenta Financiera	
A. Recursos Financieros	**138.924.732**
- Activos Financieros	138.924.732
Disminución de Cajas y Bancos	138.924.732
B. Aplicaciones Financieras	**138.924.732**
- Pasivos Financieros	27.288.506
Servicio de la Deuda y Disminución de Otros Pasivos	27.288.506
Disminución de Cuentas y Efectos a Pagar	27.288.506
- Déficit Financiero	111.636.226

A0334

Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

FUNDACION INSTITUTO DE INGENIERIA PARA LA INVESTIGACION Y DESARROLLO TECNOLOGICO (FIIDT)

POLITICA PRESUPUESTARIA PARA EL AÑO 2005

Para el año 2005, la Fundación Instituto de Ingeniería tiene como meta fundamental lograr, con los recursos asignados por el Ejecutivo Nacional y los ingresos propios producto de su gestión, convertirse en el brazo tecnológico del Estado Venezolano, así como de las pequeñas y medianas empresas nacionales.

En tal sentido, el Programa de Proyectos de Apoyo al Plan de Desarrollo Científico – Tecnológico del Estado, en el plan del Ministerio de Ciencia y Tecnología, consolida la contribución de la Fundación en áreas de interés estratégico para la Nación, enmarcadas dentro del Plan Operativo 2005, como lo son:

- Ambito Económico: en el que se ejecutan proyectos, asesorías y servicios en las áreas de agroproducción, seguridad alimentaria, redes de innovación productiva, tecnologías de información y comunicación, metalmecánica, petróleo, gas y energías alternas.
- Ambito Político: participación en proyectos dentro de las áreas denominadas como gobierno electrónico, calidad de la gestión pública y redes del Estado y ciencia y tecnología para la Seguridad y Defensa Nacional.
- Ambito Territorial: a través de la ejecución de proyectos en el área de vivienda y municipio innovador, así como también en el área de hábitat y desarrollo. De igual forma, se plantean proyectos dentro del programa de innovación del desarrollo endógeno.
- Ambito Internacional: se incorporan proyectos en los cuales se busca la visibilidad y promoción social de la actividad científica, en el ámbito considerado.
- Ambito Social: en este ejercicio se plantea un proyecto dentro del programa de calidad de la educación, incluido en la agenda para la innovación juvenil.

El Presupuesto de la Fundación Instituto de Ingeniería para el Ejercicio Fiscal 2005, está formulado tomando en cuenta el entorno económico que está atravesando el país en los actuales momentos y sobre las perspectivas que se manejan para el futuro ejercicio, cumpliendo con las cláusulas contempladas por la Primera Convención Colectiva de los Empleados de la FIIDT suscrita durante el ejercicio económico 2002 y las variables introducidas en el Convenio Marco suscrito por el Gobierno Nacional.

La situación laboral de la Fundación Instituto de Ingeniería durante el ejercicio económico 2004, se caracterizó por la implantación del proceso de clasificación del personal, el cual permitió sincerar los niveles de ingresos de nuestros profesionales, según criterios meritocráticos, mejorando sustancialmente el clima organizacional de la institución. De igual forma, se han cubierto los compromisos asumidos por la Institución al suscribir la Primera Convención Colectiva de los Trabajadores de la FIIDT, la cual ha permitido el acceso a mejoras socioeconómicas para los trabajadores y su grupo familiar.

Por otra parte, para el ejercicio económico 2005 se realizarán ajustes en las estimaciones por concepto de ventas de servicios, asumiendo un aumento de aproximadamente un 103,77%, en función de la previsión para el ejercicio 2004, tomando en cuenta la actualización de costos por asesorías y servicios a nivel institucional, así como un incremento en la capacidad técnica de los distintos centros. Vale destacar, que en este rubro se incluyen los ingresos provenientes de la ejecución del Proyecto de Implementación de un Programa de Mantenimiento Preventivo y Correctivo del Sistema Integrado de Sensores Submarinos, que se está llevando a cabo para la Empresa Diques y Astilleros Nacionales, DIANCA, C.A.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**10.686.062.930**
Transferencias para Financiar Gastos Corrientes	8.869.417.548
Del Sector Público	8.869.417.548
Ingresos por Actividades Propias	1.731.645.382
Venta de Servicios	1.731.645.382
Otros Ingresos Corrientes	85.000.000
Ingresos de la Propiedad	85.000.000
Recursos de Capital	**165.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	165.000.000
Recursos Financieros	**816.000.000**
Activos Financieros	816.000.000
Disminución de Caja y Bancos	340.000.000
Disminución de Cuentas y Efectos a Cobrar	476.000.000
TOTAL	**11.667.062.930**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**10.145.972.930**
Gastos de Consumo	9.997.933.282
Gastos de Personal	7.572.614.240
Materiales y Suministros	877.160.000
Servicios no Personales	1.383.159.042
Otros Gastos de Instituciones Descentralizadas	165.000.000
Depreciación y Amortización	165.000.000
Otros Gastos Corrientes	148.039.648
Transferencias	148.039.648
Transferencias Corrientes al Sector Privado	148.039.648
Gastos de Capital	**1.321.090.000**
Activos Reales	1.221.090.000
Adquisición de Maquinarias y Demás Equipos	991.090.000
Obras de Infraestructuras - Estudios y Proyectos	230.000.000
Activos Intangibles	100.000.000
Aplicaciones Financieras	**200.000.000**
Pasivos Financieros	200.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar	141.666.666
Disminución de Otros Pasivos Circulantes	58.333.334
Total	**11.667.062.930**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Diseño de Sistemas	Sistema	13
Transferencia Tecnológica	Transferencia	63
Desarrollo Tecnológico	Desarrollo	3
Desarrollo de Prototipos	Prototipo	18
Cursos	Curso	36
Apoyo a la Empresas	Empresa	22
Desarrollo de Página Web	Pág. Web	3
Personas Capacitadas	Técnico Capacitado	159
Reporte Técnico	Reporte Técnico	4
Ensayos	Ensayo	32
Calibraciones	Calibración	14
Inspecciones	Inspección	5
Análisis	Análisis	142
Elaboración de Planos	Plano	36
Estudio de Beneficio	Estudio	3
Adquisición y Procesamiento de Imágenes	Imagen	1
Desarrollo de un Sistema de Información Biométrica	SIB	1
Asesorías	Asesoría	16
Adecuación de Instalaciones	Instalación	3
Adquisición de Plataformas	Plataforma	6
Programa de Seguridad Informática	Dependencia	1
Desarrollo de Software	Software	6
Desarrollo de Proyectos	Proyecto	14
Elaboración de Manuales	Manual	31
Elaboración de Mapas	Mapa	22
Informes	Informe	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**153**	**2.503.553.690**
Directivo	7	219.237.170
Profesional y Técnico	104	1.865.737.185
Administrativo	42	418.579.335
TOTAL	**153**	**2.503.553.690**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	2	11.214.044
V	471.236 - 521.235	10	58.440.919
VI	521.236 - 571.235	1	6.518.879
VII	571.236 - 621.235	16	118.828.097
VIII	621.236 - 671.235	5	38.762.200
IX	671.236 - 721.235	5	41.828.492
X	721.236 - 771.235	2	17.799.412
XI	771.236 - 821.235	2	19.575.350
XII	821.236 - 871.235	4	40.742.450
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	1	11.380.335
XV	971.236 - 1.021.235	1	11.707.125
XVI	1.021.236 - 1.071.235	3	37.336.395
XVII	1.071.236 - MAS	101	2.089.419.992
	TOTAL	**153**	**2.503.553.690**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	3	**38.508.470**
Jubilado	3	38.508.470
Obrero	3	**104.031.178**
Pensionado	3	104.031.178
TOTAL	**6**	**142.539.648**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	2.031.415.604	5.541.198.636		**7.572.614.240**
4.02	99.382.623	777.777.377		**877.160.000**
4.03	358.860.782	1.024.298.260		**1.383.159.042**
4.04	454.000.000	867.090.000		**1.321.090.000**
4.06			200.000.000	**200.000.000**
4.07	51.714.377	96.325.271		**148.039.648**
4.08			165.000.000	**165.000.000**
TOTAL	**2.995.373.386**	**8.306.689.544**	**365.000.000**	**11.667.062.930**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación General	2.995.373.386
02	Investigación y Desarrollo Tecnológico	8.306.689.544
99	Partidas no Asignables a Programas	365.000.000
	TOTAL	**11.667.062.930**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	7.572.614.240
4.02	Materiales y Suministros	877.160.000
4.03	Servicios no Personales	1.383.159.042
4.04	Activos Reales	1.321.090.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
4.07	Transferencias	148.039.648
4.08	Otros Gastos de Instituciones Descentralizadas	165.000.000
	TOTAL	**11.667.062.930**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.686.062.930**
Transferencias Para Financiar Gastos Corrientes	8.869.417.548
Del Sector Público	8.869.417.548
De la Administración Central	8.869.417.548
Recursos Ordinarios	8.869.417.548
Ingresos por Actividades Propias	1.731.645.382
Venta de Servicios	1.731.645.382
Venta de Servicios	1.731.645.382
Otros Ingresos Corrientes	85.000.000
Ingresos de la Propiedad	85.000.000
Intereses por Dinero en Depósito	85.000.000
B. Gastos Corrientes	**10.145.972.930**
Gastos de Consumo	9.997.933.282
Gastos de Personal	7.572.614.240
Materiales y Suministros	877.160.000
Servicios no Personales	1.383.159.042
Otros Gastos de Instituciones Descentralizadas	165.000.000
Depreciación y Amortización	165.000.000
Otros Gastos Corrientes	148.039.648
Transferencias	148.039.648
Transferencias Corrientes al Sector Privado	148.039.648
Pensiones y Jubilaciones	142.539.648
Subsidios a Organismos Laborales y Gremiales	5.500.000
C. Resultado Económico : Ahorro/(Desahorro)	**540.090.000**
II. Cuenta Capital	
A. Recursos de Capital	**705.090.000**
Ahorro en la Cuenta Corriente	540.090.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	165.000.000
B. Gastos de Capital	**1.321.090.000**
Activos Reales	1.221.090.000
Adquisición de Maquinarias y Demás Equipos	991.090.000
Obras de Infraestructura	230.000.000
Activos Intangibles	100.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(616.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**816.000.000**
Activos Financieros	816.000.000
Disminución de Cajas y Bancos	340.000.000
Disminución de Cuentas y Efectos a Cobrar	476.000.000
B. Aplicaciones Financieras	**816.000.000**
Pasivos Financieros	200.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar	141.666.666
Disminución de Otros Pasivos Circulantes	58.333.334
Déficit Financiero	616.000.000

A0338

Fundación Instituto Zuliano de Investigaciones Tecnológica (INZIT-CICASI)

FUNDACIÓN INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLÓGICAS (INZIT-CICASI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Instituto Zuliano de Investigaciones Tecnológicas (Inzit-Cicasi) fue creado según acta constitutita N° 08-03-79 con el objeto de promover el Desarrollo de la Investigación Técnica y Científica de la región Zuliana dentro de los lineamientos y políticas nacionales y regionales establecidas.

Los Recursos Presupuestarios del Instituto Zuliano de Investigaciones Tecnológicas (Inzit-Cicasi) para el Ejercicio Fiscal 2005 asciende a la cantidad de Bs.1.116, 2 millones discriminados de la siguiente forma: Bs. 850,2 millones por aporte del Ministerio de Ciencia y Tecnología, Bs. 200,0 millones por la venta de bienes y servicios y Bs. 66,0 millones del fondo de depreciación.

El presupuesto de gastos de la Fundación para el ejercicio fiscal 2005 se ubica en Bs. 1.116,2 millones, discriminados de la siguiente forma: Bs. 683,7 millones a gastos de personal; Bs. 92,7 millones a materiales y suministros; Bs. 125,5 millones por servicios no personales Bs. 148,3 millones por activos reales y Bs. 66,0 millones por depreciación y amortización; Estos recursos serán orientados a lograr una mayor consolidación en su papel promotor de la Ciencia y la Tecnología en la Región, enfocando su actuación a incrementar las erogaciones destinadas a la inversión en Ciencia y Tecnología, así como la generación de conocimientos, investigación aplicada y prestación de servicios técnicos, asesoría en asistencia tecnológica, principalmente en las áreas de ambiente, carbón, metalurgia y metalmecánica, química y petróleo, con la finalidad de atender a los diversos sectores productivos de la región zuliana y nacional en todas sus áreas de acción, mediante la realización de todas sus actividades con responsabilidad, ética, eficiencia profesional capacidad de respuesta inmediata y en función competitiva, para producir y ofertar servicios tecnológicos de óptima calidad, mediante acreditaciones y certificaciones nacionales e internacionales.

Para el 2005, la Fundación continuará su política de incentivar la actividad Científico - Tecnológica Regional, apoyando los programas y proyectos enmarcados dentro de los lineamientos de política regional y nacional, que contribuyan con el incremento de la competitividad del Estado Zulia y generen productos de investigación que aporten soluciones a problemas concretos de la región y del país. Se pretende lograr estos objetivos mediante la continuación de la modernización de la plataforma analítica y tecnológica de las diferentes unidades de la institución, reconstruir la unidad de investigación y desarrollo, a través de la asimilación e incorporación de profesionales del tercer y cuarto nivel de formación orientado a tal fin, ampliar la capacidad de servicios tecnológicos que actualmente prestamos, mejorar la cobertura de servicios en el área ambiental para solventar necesidades de la región y el país, incluyendo los grandes proyectos de desarrollo de la región anunciados por ejecutivo nacional, mantener y aumentar la calificación como laboratorio de calidad acreditado por diversas organizaciones nacionales e internacionales, avanzar en el saneamiento administrativo de la fundación, lograr un plan de mercadeo eficiente de los servicios tecnológicos, obtener su posicionamiento definitivo en la industria a nivel regional y nacional y utilizar la investigación aplicada para mejorar la calidad de vida de los ciudadanos de la comunidad.

Dentro de las metas más importantes a realizar se encuentran: La asistencia a cursos de capacitación y adiestramiento (25 cursos), asesorías técnicas en áreas ambientales (65 asesorías), convenios de asistencia técnica (20 convenios), así como la ejecución de proyectos de investigación (8 proyectos) con la finalidad de consolidar la institución como promotora de la Ciencia y la Tecnología de la región Zuliana.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.050.201.309**
Transferencias Para Financiar Gastos Corrientes	850.201.309
Del Sector Público	850.201.309
Ingresos por Actividades Propias	200.000.000
Venta de Servicios	200.000.000
Recursos de Capital	**66.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.000.000
TOTAL	**1.116.201.309**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**967.919.184**
Gastos de Consumo	967.919.184
Gastos de Personal	683.679.184
Materiales y Suministros	92.690.000
Servicios no Personales	125.550.000
Otros Gastos de Instituciones Descentralizadas	66.000.000
Depreciación y Amortización	66.000.000
Gastos de Capital	**148.282.125**
Activos Reales	148.282.125
Adquisición de Maquinarias y Demás Equipos	148.282.125
TOTAL	**1.116.201.309**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Participación en Eventos	Evento	12
Estudio de Factibilidad	Estudio	8
Ejecución de Proyectos de Investigación	Proyecto	8
Convenios de Asistencia Técnica	Convenio	20
Cursos de Capacitación y Adiestramiento	Cursos	25
Programas de Evaluación y Promoción	Evaluación	40
Asesoría Técnica en Áreas ambientales	Asesoría	65

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**31**	**314.509.125**
Directivo	4	94.789.124
Profesional y Técnico	21	198.024.270
Administrativo	6	21.695.731
TOTAL	**31**	**314.509.125**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.673.898
III	371.236 - 421.235		
IV	421.236 - 471.235	8	42.362.280
V	471.236 - 521.235		
VI	521.236 - 571.235	2	12.672.000
VII	571.236 - 621.235	1	7.200.000
VIII	621.236 - 671.235	2	15.840.000
IX	671.236 - 721.235	1	8.302.089
X	721.236 - 771.235	1	8.861.904
XI	771.236 - 821.235	4	37.556.114
XII	821.236 - 871.235	1	10.396.800
XIII	871.236 - 921.235	3	32.504.952
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	11.840.458
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	5	118.298.630
TOTAL		**31**	**314.509.125**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**12.850.198**
Jubilado	1	12.850.198
TOTAL	**1**	**12.850.198**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	238.667.333	142.446.109	71.796.770	230.768.972		683.679.184
4.02	62.300.000		16.000.000	14.390.000		92.690.000
4.03	117.550.000	4.000.000	2.000.000	2.000.000		125.550.000
4.04	48.282.125	50.000.000	50.000.000			148.282.125
4.08					66.000.000	66.000.000
TOTAL	**466.799.458**	**196.446.109**	**139.796.770**	**247.158.972**	**66.000.000**	**1.116.201.309**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Coordinación Superior y Administración	466.799.458
02	Servicios de Apoyo	196.446.109
03	Investigación y Desarrollo	139.796.770
04	Servicios Técnicos	247.158.972
99	Partidas no Asignables a Programas	66.000.000
TOTAL		**1.116.201.309**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	683.679.184
4.02	Materiales y Suministros	92.690.000
4.03	Servicios no Personales	125.550.000
4.04	Activos Reales	148.282.125
4.08	Otros Gastos de Instituciones Descentralizadas	66.000.000
TOTAL		**1.116.201.309**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.050.201.309**
Transferencias Para Financiar Gastos Corrientes	850.201.309
Del Sector Público	850.201.309
De la Administración Central	850.201.309
Ingresos por Actividades Propias	200.000.000
Venta de Servicios	200.000.000
Servicios de Laboratorios	200.000.000
B. Gastos Corrientes	**967.919.184**
Gastos de Consumo	967.919.184
Gastos de Personal	683.679.184
Materiales y Suministros	92.690.000
Servicios no Personales	125.550.000
Otros Gastos de Instituciones Descentralizadas	66.000.000
Depreciación y Amortización	66.000.000
C. Resultado Económico: Ahorro	**82.282.125**
II. Cuenta Capital	
A. Recursos de Capital	**148.282.125**
Ahorro en la Cuenta Corriente	82.282.125
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	66.000.000
B. Gastos de Capital	**148.282.125**
Activos Reales	148.282.125
Adquisición de Maquinarias y Demás Equipos	148.282.125
C. Resultado Financiero Equilibrado	

A0355

Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DE LA REGIÓN ZULIANA (FUNDACITE-ZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación para la Ciencia y la Tecnología de la región Zuliana (Fundacite-Zulia) , fue creada mediante decreto N° 471 del 27/12/79, con el objeto de promover y apoyar los centros de investigación, en las áreas de medicina, biología, química, física, matemáticas educación y ciencias sociales, así como actividades docentes y de información y documentación en los campos del conocimiento relacionados con sus áreas reinvestigación.

El financiamiento del presupuesto de Fundacite-Zulia por un monto de Bs. 1.088,6 millones, provendrá de las siguientes fuentes Bs. 873,6 millones (80,2%) por transferencias del sector público, Bs. 55,0 millones (5,1%) por aportes de la Gobernación del Estado Zulia, Bs. 75,0 millones (6,9%) por la venta de bienes y servicios Bs. 25,0 millones (2,3%) por otros ingresos y Bs. 60,0 millones (5,5%) del fondo de depreciación.

La estructura del gasto se distribuye de la siguiente forma: Gastos Corrientes Bs. 980,8 millones (90,1%) conformados por gastos de personal Bs. 670,3 millones, Materiales y Suministros Bs. 20,3 millones, Servicios no Personales Bs. 138,2 millones, Transferencias Bs. 92,0 millones, Gastos de Depreciación y Amortización, Bs. 60,0 millones y gastos de capital por Bs. 107,8 millones (9,9%).

Durante el ejercicio fiscal 2005, Fundacite-Zulia, continuará con su política de incentivar la actividad Científico - Tecnológica Regional, apoyando los programas y proyectos enmarcados dentro de los lineamientos de política regional y nacional, que contribuyan con el incremento de la competitividad del Estado Zulia y generen productos de investigación que aporten soluciones a problemas concretos de la región y del país. Se pretende lograr estos objetivos mediante la continuación de los subprogramas Resonancia Educativa y Gestión Tecnológica de la Industria Regional. Así como también el cofinanciamiento de los proyectos de investigación, presentación de trabajos en eventos científicos en el país y en el exterior, actualización de conocimientos y la realización de eventos científicos en la región. Adicionalmente se contempla la prestación de servicios automatizados a través de la Red Académica de Centros de Investigación y Universidades Nacionales, todo esto con la finalidad de consolidar la institución en nuestro papel promotor de la Ciencia y la Tecnología en la Región, todo ello, en armonía con el Plan Nacional de Ciencia, Tecnología e Innovación.

Dentro de las principales metas que Fundacite-Zulia estima realizar se mencionan las siguientes: El Otorgamiento y Apoyo Financiero para la Asistencia à Eventos Científicos Nacionales e Internacionales (30 subvenciones), Financiamiento al Programa de Resonancia Educativa (70 subvenciones), Dictar Talleres en Áreas de Desarrollo Estratégico Regional (12 Talleres), Apoyo Financiero para la Asistencia de Investigadores a Cursos de Actualización (10 subvenciones), Apoyo Financiero para realizar Eventos Científicos en la Región (40 Subvenciones) as agendas Salud y Ganadería Doble Propósito y Ambiente (30 Subvenciones), Dictado de Talleres Marco Lógico para La Formulación de Proyectos (25 Talleres) a sí como el Dictado de Talleres Básicos de Internet.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.028.600.000**
Transferencias Para Financiar Gastos Corrientes	928.600.000
Ingresos por Actividades Propias	75.000.000
Venta de Servicios	75.000.000
Otros Ingresos Corrientes	25.000.000
Ingresos por Aportes y Contribuciones	25.000.000
Recursos de Capital	**60.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000
TOTAL	**1.088.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**980.757.082**
Gastos de Consumo	888.757.082
Gastos de Personal	670.277.082
Materiales y Suministros	20.280.000
Servicios no Personales	138.200.000
Otros Gastos de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
Otros Gastos Corrientes	92.000.000
Transferencias	92.000.000
Transferencias Corrientes al Sector Público	92.000.000
Gastos de Capital	**107.842.918**
Activos Reales	107.842.918
Adquisición de Maquinarias y Demás Equipos	107.842.918
Total	**1.088.600.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Dictar Talleres Para la Formulación de Proyectos de Investigación y Desarrollo de la Ciencia y la Tecnología	Talleres	20
Otorgar Apoyo Financiero Para la Asistencia a Eventos Científicos Nacionales e Internacionales	Subvención	30
Apoyo Financiero Para Realizar Eventos Científicos en la Región.	Subvención	40
Apoyo Financiero Para la Asistencia de Investigadores a Cursos de Actualización	Subvención	10
Financiamiento al Programa Promoción, Divulgación y Publicidad	Subvención	25
Financiamiento al Programa Resonancia Educativa	Subvención	70
Dictado de Talleres Marco lógico Para la Formularon de Proyectos	Talleres	25
Dictado de Talleres en Áreas de Desarrollo Estratégico Regional	Talleres	12
Dictado de Talleres Básicos de Internet	Talleres	50

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**32**	**259.903.776**
Directivo	3	56.160.000
Profesional y Técnico	12	99.590.160
Administrativo	8	38.578.176
De Investigación	9	65.575.440
TOTAL	**32**	**259.903.776**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	6.262.560
II	321.236 - 371.235	4	17.573.472
III	371.236 - 421.235	1	4.519.152
IV	421.236 - 471.235	3	16.069.728
V	471.236 - 521.235	2	11.465.424
VI	521.236 - 571.235	5	32.137.056
VII	571.236 - 621.235	3	21.580.704
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.298.000
X	721.236 - 771.235	3	27.054.864
XI	771.236 - 821.235	1	9.413.856
XII	821.236 - 871.235		
XIII	871.236 - 921.235	2	21.288.960
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	5	84.240.000
TOTAL		**32**	**259.903.776**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	111.028.520	187.652.289	164.913.256	206.683.017		**670.277.082**
4.02		20.280.000				**20.280.000**
4.03	8.000.000	130.200.000				**138.200.000**
4.04	107.842.918					**107.842.918**
4.07			92.000.000			**92.000.000**
4.08					60.000.000	**60.000.000**
TOTAL	**226.871.438**	**338.132.289**	**256.913.256**	**206.683.017**	**60.000.000**	**1.088.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Coordinación Superior	226.871.438
02	Administración General	338.132.289
03	Desarrollo de la Ciencia y la Tecnología	256.913.256
04	Investigaciones Biomédicas	206.683.017
99	Partidas no Asignables a Programas	60.000.000
	TOTAL	**1.088.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	670.277.082
4.02	Materiales y Suministros	20.280.000
4.03	Servicios no Personales	138.200.000
4.04	Activos Reales	107.842.918
4.07	Transferencias	92.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	60.000.000
	TOTAL	**1.088.600.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.028.600.000**
Transferencias Para Financiar Gastos Corrientes	928.600.000
Del Sector Público	928.600.000
De la Administración Central	873.600.000
De Gobiernos Estadales	55.000.000
Ingresos por Actividades Propias	75.000.000
Venta de Servicios	75.000.000
Servicios Didácticos	75.000.000
Otros Ingresos Corrientes	25.000.000
Ingresos por Aportes y Contribuciones	25.000.000
Otros Ingresos	25.000.000
B. Gastos Corrientes	**980.757.082**
Gastos de Consumo	888.757.082
Gastos de Personal	670.277.082
Materiales y Suministros	20.280.000
Servicios no Personales	138.200.000
Otros Gastos de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
Otros Gastos Corrientes	92.000.000
Transferencias	92.000.000
Transferencias Corrientes al Sector Público	92.000.000
Subsidios Científicos	92.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**47.842.918**
II. Cuenta Capital	
A. Recursos de Capital	**107.842.918**
Ahorro en la Cuenta Corriente	47.842.918
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	60.000.000
B. Gastos de Capital	**107.842.918**
Activos Reales	107.842.918
Adquisición de Maquinarias y Demás Equipos	107.842.918
C. Resultado Financiero Equilibrado	

A0363
Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

FUNVISIS, orienta su acción a la minimización del riesgo sísmico, al cual están expuestos las personas e infraestructuras en nuestro país, derivado de la ubicación del mismo en un límite activo de placas tectónicas (CARIBE-SUR AMÉRICA).

A tal fin, la Fundación, tiene por objeto la instalación, mantenimiento, conservación y modernización permanente de las Redes Sismológica y Acelerográfica del país; realizar y promover estudios e investigaciones sismológicas; formar personal especializado en investigaciones, en las áreas de geofísica, sismología, neotectónica, sismicidad histórica, geología e ingeniería sísmica; actualizar las normas sismorresistentes; mantener y organizar un centro de documentación especializado en geología e ingeniería sísmica, así como cumplir las demás funciones en el área de su competencia, tendentes a mitigar el riesgo sísmico y divulgar los conocimientos y enseñanzas obtenidas, para la preparación de la sociedad civil, ante situaciones de emergencia de origen sísmico.

Dentro de las perspectivas para el año 2005, se espera una acción decidida por parte del Estado Venezolano, a favor del desarrollo de una política de gestión preventiva de los riesgos naturales de mayor impacto socio-económico, entre los cuales se destaca el riesgo sísmico. Todo esto, con el fin de que los programas del gobierno y las políticas públicas en materia de mejoramiento habitacional y desarrollo urbano, se efectúen en áreas de crecimiento y expansión, que reúnan las condiciones de seguridad ante las amenazas naturales.

Como resumen de las metas previstas para el año 2005, se destacan las siguientes:

- Culminar el proyecto de modernización, expansión y repotenciación de las Redes Sismológica y Acelerográfica a nivel nacional, para lo cual se construirán 12 tanquillas, y se instalarán 17 estaciones locales y 8 estaciones sismológicas de la red COLM – PDVSA.

- Realización de 72 estudios sobre Sismología, Ingeniería Sísmica y Ciencias de la Tierra.

- Realización de estudios e investigaciones de microzonificación y macroregionalización sísmica a nivel nacional, para lo cual se realizarán mediciones gravimétricas y del ruido sísmico ambiental en 1.200 puntos en zonas urbanas.

- Realización de 17 evaluaciones sismorresistentes, fotogeológicas y sismológicas.

- Continuar con el mantenimiento preventivo y correctivo de 304 Estaciones Sismológicas y Acelerográficas, a nivel nacional.

- Divulgación ciudadana y sísmica, mediante el dictado de 220 talleres, destinados a la formación preventiva de comunidades vulnerables y expuestas a un alto riesgo sísmico y a la preparación de multiplicadores y facilitadores del conocimiento preventivo, en poblaciones escolarizadas y de adultos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.531.062.534**
Transferencias para Financiar Gastos Corrientes	3.648.843.534
Del Sector Público	3.648.843.534
Ingresos por Actividades Propias	1.092.219.000
Venta de Servicios	1.092.219.000
Otros Ingresos Corrientes	790.000.000
Ingresos de la Propiedad	740.000.000
Otros Ingresos Diversos	50.000.000
Recursos de Capital	**509.500.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	509.500.000
Recursos Financieros	**2.241.537.466**
Activos Financieros	2.241.537.466
Disminución de Caja y Bancos	211.537.466
Disminución de Cuentas y Efectos a Cobrar	20.000.000
Disminución de Otros Activos Circulantes	2.010.000.000
TOTAL	**8.282.100.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**6.439.846.000**
Gastos de Consumo	6.127.815.000
Gastos de Personal	2.957.603.398
Materiales y Suministros	298.341.000
Servicios no Personales	2.362.370.602
Otros Gastos de Instituciones Descentralizadas	509.500.000
Depreciación y Amortización	509.500.000
Otros Gastos Corrientes	312.031.000
Transferencias	312.031.000
Transferencias Corrientes al Sector Privado	125.016.000
Otras Transferencias	187.015.000
Gastos de Capital	**1.422.254.000**
Activos Reales	1.310.504.000
Repuestos y Reparaciones Mayores	163.004.000
Adquisición de Maquinarias y Demás Equipos	762.500.000
Obras de Infraestructuras - Estudios y Proyectos	373.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	5.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Otros Activos Reales	7.000.000
Activos Intangibles	47.000.000
Gastos Capitalizables	64.750.000
Servicios no Personales	64.750.000
Aplicaciones Financieras	**420.000.000**
Pasivos Financieros	420.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	420.000.000
Disminución de Cuentas y Efectos a Pagar	420.000.000
Total	**8.282.100.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 005
Sismología	Estudio	4
Ingeniería Sísmica	Estudio	46
Ciencias de la Tierra	Estudio	22
Micro zonificación Sísmica	Mediciones	1.200
Micro zonificación Sísmica	Perfil	9
Micro zonificación Sísmica	Actualización	3
Evaluaciones de Amenaza Símica-micro zonificación	Evaluación	1
Evaluaciones Sismorresistentes de Edificaciones	Evaluación	8
Evaluaciones Fotogeológicas y Sismológicas	Evaluación	9
Modernización de Equipos Sismológicos	Equipo	3
Construcción de Tanquillas para Estaciones Sismológicas, Acelerográficas y Locales	Tanquilla	12
Instalación de Estaciones Sismológicas, Acelerográficas y Locales	Estación	25
Mantenimiento de Estaciones Sismológicas, Acelerográficas y Locales	Estación	304
Divulgación Ciudadana y Sísmica	Taller	220

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**78**	**1.077.500.000**
Directivo	13	361.893.421
Profesional y Técnico	29	343.632.958
Administrativo	16	91.546.498
De Investigación	20	280.427.123
Personal Contratado	**35**	**186.600.000**
Directivo	1	38.040.000
Profesional y Técnico	5	72.004.481
Administrativo	6	34.992.000
De Investigación	3	31.563.519
Obrero	20	10.000.000
TOTAL	**113**	**1.264.100.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	7	20.640.756
II	321.236 - 371.235	2	8.712.000
III	371.236 - 421.235	1	5.040.000
IV	421.236 - 471.235	8	43.957.392
V	471.236 - 521.235	2	11.586.621
VI	521.236 - 571.235		
VII	571.236 - 621.235	3	20.723.467
VIII	621.236 - 671.235	1	7.686.705
IX	671.236 - 721.235		
X	721.236 - 771.235	4	35.812.032
XI	771.236 - 821.235	2	18.720.000
XII	821.236 - 871.235	11	112.898.671
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	21	247.726.667
XVI	1.021.236 - 1.071.235	2	25.454.902
XVII	1.071.236 - MAS	29	695.140.787
	TOTAL	**93**	**1.254.100.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	20	10.000.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**20**	**10.000.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**2**	**25.000.000**
Jubilado	2	25.000.000
TOTAL	**2**	**25.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	2.784.928.000	21.460.000	10.000.000	141.215.398		**2.957.603.398**
4.02	195.273.000	15.408.000	54.700.000	32.960.000		**298.341.000**
4.03	1.274.098.000	267.811.000	262.172.000	623.039.602		**2.427.120.602**
4.04	635.000.000	383.500.000	334.000.000	5.004.000		**1.357.504.000**
4.06					420.000.000	**420.000.000**
4.07	312.031.000					**312.031.000**
4.08					509.500.000	**509.500.000**
TOTAL	**5.201.330.000**	**688.179.000**	**660.872.000**	**802.219.000**	**929.500.000**	**8.282.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	5.201.330.000
02	Investigaciones Sismológicas	688.179.000
03	Modernización y Mantenimiento	660.872.000
04	Servicios Especiales	802.219.000
99	Partidas no Asignables a Programas	929.500.000
	TOTAL	**8.282.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.957.603.398
4.02	Materiales y Suministros	298.341.000
4.03	Servicios no Personales	2.427.120.602
4.04	Activos Reales	1.357.504.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	420.000.000
4.07	Transferencias	312.031.000
4.08	Otros Gastos de Instituciones Descentralizadas	509.500.000
	TOTAL	**8.282.100.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.531.062.534**
Transferencias para Financiar Gastos Corrientes	3.648.843.534
Del Sector Público	3.648.843.534
De la Administración Central	3.648.843.534
Recursos Ordinarios	3.648.843.534
Ingresos por Actividades Propias	1.092.219.000
Venta de Servicios	1.092.219.000
Venta de Servicios Principales	1.092.219.000
Otros Ingresos Corrientes	790.000.000
Ingresos de la Propiedad	740.000.000
Intereses por Dinero en Depósitos	60.000.000
Intereses por Títulos y Valores	680.000.000
Otros Ingresos Diversos	50.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**6.439.846.000**
Gastos de Consumo	6.127.815.000
Gastos de Personal	2.957.603.398
Materiales y Suministros	298.341.000
Servicios no Personales	2.362.370.602
Otros Gastos de Instituciones Descentralizadas	509.500.000
Depreciación y Amortización	509.500.000
Otros Gastos Corrientes	312.031.000
Transferencias	312.031.000
Transferencias Corrientes al Sector Privado	140.016.000
Jubilaciones	25.000.000
Becas Universitarias en el País	10.008.000
Becas de Perfeccionamiento Profesional en el País	30.000.000
Becas para Estudios en el Exterior	50.008.000
Otras Transferencias Directas a Personas	25.000.000
Otras Transferencias	172.015.000
Transferencias Corrientes Diversas	172.015.000
C. Resultado Económico : Ahorro/(Desahorro)	**(908.783.466)**
II. Cuenta Capital	
A. Recursos de Capital	**(399.283.466)**
Desahorro en la Cuenta Corriente	(908.783.466)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	509.500.000
B. Gastos de Capital	**1.422.254.000**
Activos Reales	1.310.504.000
Repuestos y Reparaciones Mayores	163.004.000
Adquisición de Maquinarias y Demás Equipos	762.500.000
Obras de Infraestructura	373.000.000
Estudios y Proyectos para Inversión en Activo Fijo	5.000.000
Otros Activos Reales	7.000.000
Activos Intangibles	47.000.000
Gastos Capitalizables	64.750.000
Servicios no Personales	64.750.000
C. Resultado Financiero : Superávit / (Déficit)	**(1.821.537.466)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.241.537.466**
Activos Financieros	2.241.537.466
Disminución de Caja y Bancos	211.537.466
Disminución de Cuentas y Efectos a Cobrar	20.000.000
Disminución de Otros Activos Circulantes	2.010.000.000
B. Aplicaciones Financieras	**2.241.537.466**
Pasivos Financieros	420.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	420.000.000
Disminución de Cuentas y Efectos a Pagar	420.000.000
Déficit Financiero	1.821.537.466

A0382

Fundación Centro de Investigaciones de Astronomía Francisco J. Duarte (CIDA)

FUNDACION CENTRO DE INVESTIGACIONES DE ASTRONOMIA FRANCISCO DUARTE (CIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Centro de Investigaciones de Astronomía "Francisco J. Duarte" (CIDA), que tiene por objeto realizar, promover y difundir las actividades de observación y seguimiento espectroscópico, investigación en las áreas de astrometría, astrofísica extragaláctica y cosmología observacional, así como estudios teóricos y experimentales en el campo de la astronomía, estructura galáctica y detección de nuevas estrellas; estimular el intercambio técnico y científico con instituciones similares nacionales o extranjeras; contribuir al perfeccionamiento de su personal y al de los astrónomos del país; difundir los resultados de las investigaciones y estudios que realice y facilitar sus instalaciones. A tales fines, se plantea para el año 2005 los siguientes objetivos:

- Fortalecer el estudio sistemático de enormes extensiones del cielo nocturno y de fenómenos relacionados con la variabilidad de objetos celestes, mediante la aplicación de nuevas tecnologías en detectores digitales panorámicos, con que están dotados los telescopios de tamaño medio como el Schmidt del OAN.

- Fomentar el sondeo del cielo ecuatorial para detectar variaciones de brillo en toda una gama de objetos celestes y variedades de tipos de estrellas, claves para investigar problemas fundamentales como la estructura y origen de la Vía Láctea, la formación de estrellas, sistemas planetarios y el origen de nuestro Sistema Solar o formación de nuestra Galaxia.

- Consolidar el procesamiento de imágenes digitales del cielo con software especialmente desarrollados, para la cámara digital CCD, cuyas observaciones colectadas en el sondeo de variabilidad, representan un volumen de datos sin precedentes, un promedio de 24Gb por noche, dado que se tienen más de 2Tb en imágenes de millones de objetos: estrellas, galaxias, asteroides, etc.

- Generar, a partir de las imágenes digitales del cielo, catálogos con posiciones y medidas de brillo para cada uno de los millones de objetos observados a lo largo de toda una noche, los cuales ocupan mucho menos espacio, pero aún así representan cientos de Gb, a fin de archivar en formato electrónico toda esta información que representa un tesoro de información astronómica de incalculable valor.

- Conformar un equipo interdisciplinario e interinstitucional, para diseñar e implementar una base de datos en la cual almacenar todas las medidas contenidas en los catálogos, así como herramientas basadas en tecnologías de Internet para el acceso y minado de los datos.

- Fomentar la promoción y divulgación de la astronomía, mediante el ofrecimiento del servicio de la única biblioteca del país especializada en el área (5.334 volúmenes, 106 títulos de publicaciones periódicas y 72 suscripciones), dirigida tanto al personal del CIDA, como a los astrónomos, astrofísicos y estudiantes de las universidades nacionales, astrónomos aficionados y público en general, además de la base de datos que contiene la información sobre las publicaciones existentes en la biblioteca, la cual podrá ser consultada desde cualquier lugar a través de Internet y de los Programas de "Astronomía para todos", adelantados conjuntamente por Fundacite Mérida y CIDA y " Divulgación de los Resultados y Docencia" a nivel de doctorado, maestría y licenciatura.

- Mantener la operación y administración del Centro de Visitantes del Observatorio Astronómico Nacional de Llano del Hato, ubicado cerca de Apartaderos en el Municipio Rangel del Estado Mérida, a fin de ofrecer al visitante toda la información referente al Observatorio y a la astronomía en general, mediante visitas guiadas a las cúpulas, charlas, videos, exhibiciones y cuando las condiciones atmosféricas lo permiten, la observación con los instrumentos menores.

- Consolidar el mantenimiento preventivo y correctivo de los equipos del Observatorio de Llano del Hato y el desarrollo de nuevas tecnologías, a través del Departamento Técnico del CIDA (Laboratorios de Electrónica y de Óptica, Talleres de Electrónica y de Micromecánica), aplicando los conocimientos adquiridos en el desarrollo de instrumental astronómico, a otras áreas como la medicina, la física de superconductores y las comunicaciones, realizando de esta manera un servicio a la colectividad.

- Promover la formación de personal especializado en astronomía, mediante la actualización de los convenios con las Facultades de Ciencias de la UCV, USB, LUZ, ULA y la Universidad de Zaragoza (España); por medio de los cuales los estudiantes de las especialidades de Física o Matemáticas, Ingeniería e Historia, pueden obtener la Licenciatura, Magister o el Doctorado en Astronomía y Astrofísica.

- Ofrecer la posibilidad, a estudiantes de las especialidades mencionadas, de realizar pasantías de investigación bajo el asesoramiento del personal del CIDA.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.556.080.000**
Transferencias para Financiar Gastos Corrientes	1.523.862.820
Del Sector Público	1.523.862.820
Ingresos por Actividades Propias	22.217.180
Venta de Servicios	22.217.180
Otros Ingresos Corrientes	10.000.000
Ingresos de la Propiedad	10.000.000
Recursos de Capital	**49.920.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	49.920.000
Recursos Financieros	**94.152.818**
Activos Financieros	94.152.818
Disminución de Caja y Bancos	94.152.818
TOTAL	**1.700.152.818**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.546.000.000**
Gastos de Consumo	1.463.816.900
Gastos de Personal	1.259.447.200
Materiales y Suministros	47.881.700

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Servicios no Personales	106.568.000
Otros Gastos de Instituciones Descentralizadas	49.920.000
Depreciación y Amortización	49.920.000
Otros Gastos Corrientes	82.183.100
Transferencias	82.183.100
Transferencias Corrientes al Sector Privado	74.883.100
Otras Transferencias	7.300.000
Gastos de Capital	**60.000.000**
Activos Reales	60.000.000
Adquisición de Maquinarias y demás equipos	60.000.000
Aplicaciones Financieras	**94.152.818**
Pasivos Financieros	94.152.818
Servicio de la Deuda Pública y Disminución de Otros Pasivos	94.152.818
Disminución de Cuentas y Efectos a Pagar	94.152.818
Total	**1.700.152.818**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Visitas de trabajo a otras Instituciones	Visita	3
Proyectos en el Observatorio Nacional	Proyecto	8
Proyectos de Colaboración Internacional	Proyecto	8
Colaboraciones con otras Instituciones Nacionales e Internacionales	Colaboración	16
Direccionamiento de pasantías y asesoramiento de tesis	Pasantía	2
Aula de astronomía	Actividad	12
Continuar y extender las actividades de divulgación y relaciones públicas	Visitante	22.000
Continuar con el Auspicio del Programa de Radio "Universo"	Programa	3.650
Continuar con el programa de atención a los visitantes del Planetario Starb Lab	Visitante	40.000
Atención de grupos de los Campamentos de la Fundación del Niño del Edo. Mérida	Grupo-participante	400

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**37**	**433.163.976**
Directivo	5	116.763.285
Profesional y Técnico	13	138.938.464
Administrativo	4	29.348.546
De Investigación	4	88.898.697
Obrero	11	59.214.984
Personal Fijo a Tiempo Parcial	**17**	**46.180.955**
Profesional y Técnico	7	22.366.433
De Investigación	5	13.685.760
Obrero	5	10.128.762
Personal Contratado	**3**	**42.974.675**
Profesional y Técnico	2	22.144.864
De Investigación	1	20.829.811
TOTAL	**57**	**522.319.606**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	10	26.800.626
II	321.236 - 371.235		
III	371.236 - 421.235	2	9.251.568
IV	421.236 - 471.235		
V	471.236 - 521.235	3	16.997.866
VI	521.236 - 571.235		
VII	571.236 - 621.235	3	20.962.332
VIII	621.236 - 671.235	5	38.767.225
IX	671.236 - 721.235	2	17.072.840
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	1	10.976.762
XIV	921.236 - 971.235	3	33.919.306
XV	971.236 - 1.021.235	1	12.013.102
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	11	266.214.233
	TOTAL	**41**	**452.975.860**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	10.128.762
II	321.236 - 371.235		
III	371.236 - 421.235	5	24.458.920
IV	421.236 - 471.235	4	21.048.137
V	471.236 - 521.235		
VI	521.236 - 571.235	1	6.406.081
VII	571.236 - 621.235	1	7.301.846
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**16**	**69.343.746**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**3**	**63.047.276**
Jubilado	2	32.518.470
Pensionado	1	30.528.806
Obrero	**1**	**4.255.824**
Pensionado	1	4.255.824
TOTAL	**4**	**67.303.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	83.307.700	254.087.700	522.419.000	267.987.400
4.02	1.040.000	14.212.700	11.862.000	15.742.000
4.03	39.860.000	22.929.000	16.680.000	19.974.000
4.04			60.000.000	
4.07	79.683.100		2.500.000	
4.08				
TOTAL	**203.890.800**	**291.229.400**	**613.461.000**	**303.703.400**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	99	Total
4.01	49.844.000	81.801.400		1.259.447.200
4.02	1.590.000	3.435.000		47.881.700
4.03	430.000	6.695.000		106.568.000
4.04				60.000.000
4.06			94.152.818	94.152.818
4.07				82.183.100
4.08			49.920.000	49.920.000
TOTAL	**51.864.000**	**91.931.400**	**144.072.818**	**1.700.152.818**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección	203.890.800
02	Administración y Servicios Centrales	291.229.400
03	Investigación y Docencia	613.461.000
04	Ingeniería y Mantenimiento del Observatorio	303.703.400
05	Coordinación y Protección Áreas del Observatorio	51.864.000
06	Museo de Astronomía	91.931.400
99	Partidas no Asignables a Programas	144.072.818
	TOTAL	**1.700.152.818**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.259.447.200
4.02	Materiales y Suministros	47.881.700
4.03	Servicios no Personales	106.568.000
4.04	Activos Reales	60.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	94.152.818
4.07	Transferencias	82.183.100
4.08	Otros Gastos de Instituciones Descentralizadas	49.920.000
	TOTAL	**1.700.152.818**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.556.080.000**
Transferencias Para Financiar Gastos Corrientes	1.523.862.820
Del Sector Público	1.523.862.820
De la Administración Central	1.523.862.820
Recursos Ordinarios	1.523.862.820
Ingresos por Actividades Propias	22.217.180
Venta de Servicios	22.217.180
Ingresos por Atención al Público en el Centro de Visitantes	22.217.180
Otros Ingresos Corrientes	10.000.000
Ingresos de la Propiedad	10.000.000
Intereses por Dinero en Depósito	10.000.000
B. Gastos Corrientes	**1.546.000.000**
Gastos de Consumo	1.463.816.900
Gastos de Personal	1.259.447.200
Materiales y Suministros	47.881.700
Servicios no Personales	106.568.000
Otros Gastos de Instituciones Descentralizadas	49.920.000
Depreciación y Amortización	49.920.000
Otros Gastos Corrientes	82.183.100
Transferencias	82.183.100
Transferencias Corrientes al Sector Privado	82.183.100

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Becas Universitarias en el País	1.000.000
Becas de Perfeccionamiento Profesional en el País	1.500.000
Otras Transferencias Directas a Personas	4.580.000
Otros Subsidios Sociales al Sector Privado	500.000
Pensionados y Jubilados	67.303.100
Otras Transferencias	7.300.000
Transferencias al Exterior	6.500.000
Transferencias Corrientes y de Capital Diversas	800.000
C. Resultado Económico : Ahorro/(Desahorro)	**10.080.000**
II. Cuenta Capital	
A. Recursos de Capital	**60.000.000**
Ahorro en la Cuenta Corriente	10.080.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	49.920.000
B. Gastos de Capital	**60.000.000**
Activos Reales	60.000.000
Adquisición de Maquinarias y Demás Equipos	60.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**94.152.818**
Activos Financieros	94.152.818
Disminución de Caja y Bancos	94.152.818
B. Aplicaciones Financieras	**94.152.818**
Pasivos Financieros	94.152.818
Servicio de la Deuda y Disminución de Otros Pasivos	94.152.818
Disminución de Cuentas y Efectos a Pagar	94.152.818

A0405

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO LARA (FUNDACITE-LARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Para el ejercicio fiscal 2005, las actividades de este organismo estarán orientadas a la promoción, participación, estímulo y desarrollo de la investigación científica y tecnológica; privilegiando aquellos programas que atiendan las necesidades del Estado Lara, en consonancia con el Plan de Desarrollo Regional y los lineamientos del Ministerio de Ciencia y Tecnología.

Entre las principales actividades a desarrollar se destacan:

- Generar, transferir y difundir conocimientos para la superación de las necesidades de los centros poblados asentados en las zonas altas al sur del Estado Lara; específicamente en los municipios Iribarren, Jiménez, Andrés E. Blanco, Morán y Torres.

- Promoción y rescate de las tecnologías populares como alternativas de desarrollo, contribuyendo a disminuir los desequilibrios en la región, a través del aprovechamiento más racional y efectivo de los recursos y capacidades existentes en el Estado.

- Creación de vínculos y participación de diversos actores que propicien los intercambios del conocimiento científico y tecnológico, en la búsqueda de soluciones a situaciones donde la ciencia, la tecnología y la innovación, impacten positivamente en la calidad de vida regional. Asimismo, integrar espacios para acercar a los niños, jóvenes y docentes en el proceso de entender la ciencia en sus variadas manifestaciones.

En función a lo antes señalado, se formuló un presupuesto que asciende a la cantidad de Bs. 1.289,3 millones, conformado por las siguientes fuentes de financiamiento: Ingresos por actividades propias y de la propiedad por la cantidad de Bs. 148,0 millones, aportes del Ejecutivo Nacional y Regional para gastos de funcionamiento por Bs. 581,3 millones y Bs. 400,0 millones, respectivamente; recursos por transacciones financieras en Bs. 150,0 millones y el incremento del fondo de depreciación por Bs. 10,0 millones.

Por su parte, los gastos corrientes se ubican en 1.237,8 millones, los de inversión en Bs. 1,5 millones, y se tiene previsto la cancelación de deudas en el año 2005 por la cantidad de Bs. 50,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.129.294.110**
Transferencias Para Financiar Gastos Corrientes	981.294.110
Del Sector Público	981.294.110
Ingresos por Actividades Propias	141.500.000
Venta de Bienes	1.500.000
Venta de Servicios	140.000.000
Otros Ingresos Corrientes	6.500.000
Ingresos de la Propiedad	6.500.000
Recursos de Capital	**10.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.000.000
Recursos Financieros	**149.999.990**
Activos Financieros	149.999.990
Disminución de Caja y Bancos	99.999.990
Disminución de Cuentas y Efectos a Cobrar	50.000.000
TOTAL	**1.289.294.100**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.237.794.100**
Gastos de Consumo	1.025.888.100
Gastos de Personal	486.025.500
Materiales y Suministros	70.135.000
Servicios no Personales	459.727.600
Otros Gastos de Instituciones Descentralizadas	10.000.000
Depreciación y Amortización	10.000.000
Otros Gastos Corrientes	211.906.000
Transferencias	211.906.000
Transferencias Corrientes al Sector Privado	34.856.000
Transferencias Corrientes al Sector Público	177.050.000
Gastos de Capital	**1.500.000**
Activos Reales	1.500.000
Adquisición de Maquinarias y Demás Equipos	1.500.000
Aplicaciones Financieras	**50.000.000**
Pasivos Financieros	50.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
Disminución de Cuentas y Efectos a Pagar	50.000.000
Total	**1.289.294.100**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Coordinar la Reforma de la Ley Regional de Ciencia y Tecnología	Foro Taller	1 4
Formular Estrategias para el Mejoramiento de la Economía Urbana y Servicios del Estado Lara	Estudio	2
Promocionar Tecnologías Populares como Alternativas de Desarrollo	Foro	1
Cofinanciar Proyectos de Desarrollo Tecnológico	Proyecto	2
Ejecutar Actividades de Capacitación en Gestión Pública y Social	Curso	4
Promoción y Divulgación de los Premios Nacionales en Ciencia y Tecnología	Promoción	3
Elaborar Videos Educativos "Caminos de Ciencia"	Video	3
Ejecutar Proyecto "Leamos Ciencia"	Publicación	4
Editar Cuadernos y Afiches de Ciencia "Bariquí"	Edición	1
Apoyar las Actividades Académicas de los Centros de Ciencia	Financiamiento Olimpíada Muestra	3 10 4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**21**	**184.047.462**
Directivo	2	38.490.841
Profesional y Técnico	9	93.812.056
Administrativo	9	47.562.142
Obrero	1	4.182.423
Personal Contratado	**3**	**15.000.000**
Profesional y Técnico	3	15.000.000
TOTAL	**24**	**199.047.462**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	5	20.441.316
III	371.236 - 421.235	3	15.000.000
IV	421.236 - 471.235	1	5.643.378
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	3	21.065.575
VIII	621.236 - 671.235	2	15.121.564
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	2	18.949.444
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	5	60.152.921
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2	38.490.841
	TOTAL	**23**	**194.865.039**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1	4.182.423
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1**	**4.182.423**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**15.085.011**
Jubilado	1	15.085.011
TOTAL	**1**	**15.085.011**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	119.146.700	132.690.300		54.700.200
4.02	2.050.000	18.100.000	2.425.000	38.310.000
4.03	17.500.000	87.100.000	5.120.000	193.347.600
4.04				
4.06				
4.07	10.056.000			193.300.000
4.08				
TOTAL	**148.752.700**	**237.890.300**	**7.545.000**	**479.657.800**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	99	TOTAL
4.01	179.488.300		**486.025.500**
4.02	9.250.000		**70.135.000**
4.03	156.660.000		**459.727.600**
4.04	1.500.000		**1.500.000**
4.06		50.000.000	**50.000.000**
4.07	8.550.000		**211.906.000**
4.08		10.000.000	**10.000.000**
TOTAL	**355.448.300**	**60.000.000**	**1.289.294.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación Central	148.752.700
02	Unidad de Administración	237.890.300
03	Planificación Científica y Tecnológica	7.545.000
04	Desarrollo Científico y Tecnológico	479.657.800
05	Información Científica y Tecnológica	355.448.300
99	Partidas no Asignables a Programas	60.000.000
	TOTAL	**1.289.294.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	486.025.500
4.02	Materiales y Suministros	70.135.000
4.03	Servicios no Personales	459.727.600
4.04	Activos Reales	1.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
4.07	Transferencias	211.906.000
4.08	Otros Gastos de Instituciones Descentralizadas	10.000.000
	TOTAL	**1.289.294.100**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.129.294.110**
Transferencias Para Financiar Gastos Corrientes	981.294.110
Del Sector Público	981.294.110
De la Administración Central	581.294.110
Recursos Ordinarios	581.294.110
De Gobiernos Estadales	400.000.000
Ingresos por Actividades Propias	141.500.000
Venta de Bienes	1.500.000
Venta de Productos	1.500.000
Venta de Servicios	140.000.000
Venta de Otros Servicios	140.000.000
Otros Ingresos Corrientes	6.500.000
Ingresos de la Propiedad	6.500.000
Intereses por Dinero en Depósitos	1.500.000
Otros Ingresos de la Propiedad	5.000.000
Rentas Inmobiliarias	5.000.000
B. Gastos Corrientes	**1.237.794.100**
Gastos de Consumo	1.025.888.100
Gastos de Personal	486.025.500
Materiales y Suministros	70.135.000
Servicios no Personales	459.727.600
Otros Gastos de Instituciones Descentralizadas	10.000.000
Depreciación y Amortización	10.000.000
Otros Gastos Corrientes	211.906.000
Transferencias	211.906.000
Transferencias Corrientes al Sector Privado	34.856.000
Jubilaciones	10.056.000
Subsidios Científicos al Sector Privado	24.800.000
Transferencias Corrientes al Sector Público	177.050.000
Otras Transferencias	177.050.000
C. Resultado Económico : Ahorro/(Desahorro)	**(108.499.990)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**(98.499.990)**
Desahorro en la Cuenta Corriente	(108.499.990)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	10.000.000
B. Gastos de Capital	**1.500.000**
Activos Reales	1.500.000
Adquisición de Maquinarias y Demás Equipos	1.500.000
C. Resultado Financiero : Superávit/(Déficit)	**(99.999.990)**
III. Cuenta Financiera	
A. Recursos Financieros	**149.999.990**
Activos Financieros	149.999.990
Disminución de Cajas y Bancos	99.999.990
Disminución de Cuentas y Efectos a Cobrar	50.000.000
B. Aplicaciones Financieras	**149.999.990**
Pasivos Financieros	50.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	50.000.000
Disminución de Cuentas y Efectos a Pagar	50.000.000
Déficit Financiero	99.999.990

A0929
Fondo Nacional de Ciencia, Tecnología e
Innovación (FONACIT)

FONDO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (FONACIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Este Fondo tiene previsto para el ejercicio fiscal 2005, apoyar financieramente la ejecución de los programas y proyectos definidos por el ente rector del Sistema Nacional de Ciencia y Tecnología, así como administrar los recursos financieros, destinados a respaldar el funcionamiento integral de la ciencia, la tecnología y la innovación. Su gestión estará orientada a la ejecución de proyectos de acción, enmarcados dentro de las Directrices Estratégicas formuladas por el MCT, para el Plan Operativo Anual Nacional (POAN), correspondientes a los Programas siguientes: Seguridad Alimentaria, Petróleo, Gas y Energías Alternas, Tecnologías de Información y Comunicación para el Desarrollo, Salud Pública, Calidad de la Educación, Calidad de la Gestión Pública, Visibilidad y Promoción Social de la C y T, Ciencia y Tecnología para la Seguridad y Defensa Nacional y Hábitat y Desarrollo, entre los cuales se destacan:

- Implementación y seguimiento del componente agropecuario en materia de biotecnología, agroproducción y metalmecánica.
- Desarrollo de nuevas tecnologías para la conversión de crudos pesados y conformación de redes en celdas de combustibles.
- Generación de masa crítica de recursos humanos calificados formados en TIC.
- Promoción de investigaciones para el diagnóstico de enfermedades prevalentes, pruebas alérgicas, redes en alergia, diseño de equipos médicos, desarrollo de prótesis y medicamentos.
- Valoración de la Ciencia y Arte, Premios Nacionales, Museos, Centros Interactivos, divulgación y popularización de la información en C y T y promoción de la imagen organizacional hacia la Sociedad.
- Identificación de necesidades de investigación y fortalecimiento institucional con universidades y actores demandantes.
- Identificación de problemas prioritarios de vivienda y hábitat, cuya solución pasa por una respuesta científica y tecnológica.
- Articulación de redes técnico - científicas sobre riesgos y prevención de desastres naturales con la gestión municipal, en áreas de alto riesgo.

Este organismo contará con una asignación de recursos por el orden de Bs. 183.125,9 millones de los cuales Bs. 59.040,9 millones corresponden a gastos propios y el resto se distribuye de la siguiente manera: para el Programa BID-FONACIT II, se asignan Bs. 47.059,2 millones por aporte local y Bs. 75.490,8 millones por crédito externo para el Proyecto Iniciativa Científica del Milenio, que recibe financiamiento del Banco Mundial, se asignan Bs. 237,0 millones por aporte local y Bs. 619,2 millones por crédito externo. Para Convenios de Cooperación se asignan Bs. 678,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**67.241.787.400**
Transferencias Para Financiar Gastos Corrientes	59.719.671.188
Del Sector Público	59.719.671.188
Ingresos por Actividades Propias	196.000.000
Venta de Servicios	196.000.000
Otros Ingresos Corrientes	7.326.116.212
Ingresos de la Propiedad	4.310.839.582
Otros Ingresos Diversos	3.015.276.630
Recursos de Capital	**123.581.244.853**
Transferencias Para Financiar Gastos de Capital	123.406.244.853
Recursos Provenientes de la Ley de Endeudamiento	123.406.244.853
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	175.000.000
TOTAL	**190.823.032.253**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**66.475.158.020**
Gastos de Consumo	29.051.981.352
Gastos de Personal	21.471.689.843
Materiales y Suministros	934.048.695
Servicios no Personales	6.471.242.814
Otros Gastos de Instituciones Descentralizadas	175.000.000
Depreciación y Amortización	175.000.000
Otros Gastos Corrientes	37.423.176.668
Transferencias	37.423.176.668
Otras Transferencias	37.423.176.668
Gastos de Capital	**124.347.874.233**
Activos Reales	841.629.380
Adquisición de Maquinarias y Demás Equipos	841.629.380
Activos Intangibles	100.000.000
Gastos Capitalizables	123.406.244.853
TOTAL	**190.823.032.253**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Proyectos de Investigación (S1) Mantenimiento (FONACIT)	Proyecto	54
Proyectos Asociativos o Grupos de Investigación - Mantenimiento (FONACIT)	Proyecto	32
Proyectos de Cooperación Internacional - Mantenimiento (FONACIT)	Proyecto	36
Laboratorios Nacionales - Mantenimiento (FONACIT)	Laboratorio	2
Mantenimiento de Proyectos de Investigadores Consolidados	Proyecto	54
Proyectos de Investigadores Noveles	Proyecto	49
Proyectos Asociativos o Grupos de Investigación	Proyecto	20
Fortalecimiento al Sistema de Laboratorios Nacionales	Laboratorio	9
Fortalecimiento a la Infraestructura Científica en las Instituciones Académicas Emergentes – Mantenimiento	Fortalecimiento	60
Proyectos de Investigadores Consolidados	Proyecto	55
Becas de perfeccionamiento profesional en el país - Mantenimiento (FONACIT)	Beca	112
Becas nuevas en tecnologías - Mantenimiento (FONACIT)	Beca	11
Postgrados integrados - Mantenimiento (FONACIT)	Subvención	5
Pin académico mantenimiento (FONACIT)	Subvención	11
Programa de Cooperación Internacional mantenimiento (FONACIT)	Subvención	10
Becas para estudios de postgrado en el país mantenimiento (BID-FONACIT)	Beca	193
Becas para estudios de postgrado en el exterior(BID-FONACIT)	Beca	15
Becas Sandwich BID-FONACIT	Beca	4
Postgrados Integrados (BID-FONACIT) Mantenimiento	Subvención	2
Convenio Integral de Cooperación	Proyecto	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**441**	**4.591.440.335**
Directivo	78	1.522.165.726
Profesional y Técnico	220	2.267.824.068
Administrativo	104	515.643.119
Obrero	39	285.807.422
Personal Contratado	**25**	**198.833.216**
Profesional y Técnico	25	198.833.216
TOTAL	**466**	**4.790.273.551**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	59	246.057.943
III	371.236 - 421.235	6	28.480.860
IV	421.236 - 471.235	20	106.195.853
V	471.236 - 521.235	12	69.630.444
VI	521.236 - 571.235	13	85.714.229
VII	571.236 - 621.235		
VIII	621.236 - 671.235	46	385.110.670
IX	671.236 - 721.235	60	491.143.536
X	721.236 - 771.235	31	290.607.479
XI	771.236 - 821.235	16	155.217.651
XII	821.236 - 871.235	35	365.607.059
XIII	871.236 - 921.235	8	88.184.160
XIV	921.236 - 971.235	24	292.886.813
XV	971.236 - 1.021.235	50	886.547.213
XVI	1.021.236 - 1.071.235	18	276.583.740
XVII	1.071.236 - MAS	29	736.498.479
	TOTAL	**427**	**4.504.466.129**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	39	285.807.422
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**39**	**285.807.422**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**89**	**788.887.160**
Jubilado	65	591.151.752
Pensionado	24	197.735.408
Obrero	**16**	**104.755.246**
Jubilado	6	55.507.533
Pensionado	10	49.247.713
TOTAL	**105**	**893.642.406**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	15.692.207.502	3.386.308.237	2.393.174.104	5.569.462.369
4.02	883.788.695	12.220.000	38.040.000	1.743.332.069
4.03	5.977.052.834	72.280.000	421.909.980	4.106.181.488
4.04	941.629.380			
4.07	4.420.956.369	60.004.484.582	28.390.011.948	54.519.455.494
4.08				1.219.292.349
TOTAL	**27.915.634.780**	**63.475.292.819**	**31.243.136.032**	**67.157.723.769**

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	99	TOTAL
4.01	702.244.853		**27.743.397.065**
4.02	16.500.000		**2.693.880.764**
4.03	137.500.000		**10.714.924.302**
4.04			**941.629.380**
4.07			**147.334.908.393**
4.08		175.000.000	**1.394.292.349**
TOTAL	**856.244.853**	**175.000.000**	**190.823.032.253**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	27.915.634.780
02	Fortalecimiento a la Investigación Desarrollo y Fortalecimiento de la Tecnología en Ciencia y Tecnología	63.475.292.819
03	Apoyo a la Innovación	31.243.136.032
04	Segundo Programa de Ciencia y Tecnología	67.157.723.769
05	Proyecto Iniciativa Científica Milenio	856.244.853
99	Partidas no Asignables a Programas	175.000.000
	TOTAL	**190.823.032.253**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	27.743.397.065
4.02	Materiales y Suministros	2.693.880.764
4.03	Servicios no Personales	10.714.924.302
4.04	Activos Reales	941.629.380
4.07	Transferencias	147.334.908.393
4.08	Otros Gastos de Instituciones Descentralizadas	1.394.292.349
	TOTAL	**190.823.032.253**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**67.241.787.400**
Transferencias para Financiar Gastos Corrientes	59.719.671.188
Del Sector Público	59.719.671.188
De la Administración Central	59.719.671.188
Recursos Ordinarios	53.031.657.788
Otras Fuentes de Financiamiento	6.688.013.400
Ingresos por Actividades Propias	196.000.000
Venta de Servicios	196.000.000
Venta de Servicios	196.000.000
Otros Ingresos Corrientes	7.326.116.212
Ingresos de la Propiedad	4.310.839.582
Intereses por Dinero en Depósito	1.949.118.400
Otros Ingresos de la Propiedad	2.361.721.182
Otros Ingresos (Fideicomisos)	2.361.721.182
Otros Ingresos Diversos	3.015.276.630
B. Gastos Corrientes	**66.475.158.020**
Gastos de Consumo	29.051.981.352
Gastos de Personal	21.471.689.843
Materiales y Suministros	934.048.695
Servicios no Personales	6.471.242.814
Otros Gastos de Instituciones Descentralizadas	175.000.000
Depreciación y Amortización	175.000.000
Otros Gastos Corrientes	37.423.176.668
Transferencias	37.423.176.668
Transferencias Corrientes al Sector Privado	37.423.176.668
Jubilados y Pensionados	893.642.406
Otras Transferencias	36.529.534.252
Transferencias Corrientes Diversas	36.529.534.262
C. Resultado Económico: Ahorro/(Desahorro)	**766.629.380**
II. Cuenta Capital	
A. Recursos de Capital	**124.347.874.233**
Ahorro en la Cuenta Corriente	766.629.380
Transferencias Para Financiar Gastos de Capital	123.406.244.853
Programas y Proyectos	123.406.244.853
- Proyecto de Iniciativa Científica del Milenio	856.244.853
- Segundo Programa de Ciencia y Tecnología	122.550.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	175.000.000
B. Gastos de Capital	**124.347.874.233**
Activos Reales	841.629.380
Adquisición de Maquinarias y Demás Equipos	841.629.380
Activos Intangibles	100.000.000
Gastos Capitalizables	123.406.244.853
Gastos de Personal	6.271.707.222
Materiales y Suministros	1.759.832.069
Servicios no Personales	4.243.681.488
Transferencias	109.911.731.725
Otros Gastos de Instituciones Descentralizados	1.219.292.349
C. Resultado Financiero: Equilibrado	

A0937
Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACIÓN ELECTRÓNICA (SUSCERTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Esta institución, cuya misión es la de asegurar, otorgar y reconocer eficiencia y valor jurídico a la firma electrónica, al mensaje de datos y a toda información inteligible en formato electrónico, independientemente de su soporte material, atribuible a personas naturales o jurídicas, públicas o privadas, así como a la regulación en cuanto a la acreditación, supervisión y control, en los términos previstos en el referido Decreto-Ley y sus reglamentos, a los Proveedores de Servicios de Certificación, acometerá para el 2005 los proyectos de acción relativos al Programa Tecnologías de Información y Comunicación para el Desarrollo, entre los cuales se destacan los siguientes:

- Diseño e instalación de un modelo de operaciones y arquitectura lógica del Proveedor de Servicios del Estado.

- Implementación de la Autoridad de Certificación Raíz y desarrollo de la plataforma PKI software libre.

- Estudio de requerimientos funcionales, tecnológicos y organizativos para instalación de plataforma de certificación cruzada bridge.ve y adecuación del centro de computación de SUSCERTE.

- Instalación del laboratorio y actualización de estándares de certificación de firmas electrónicas.

- Instalación de sistema informático para el monitoreo de redes, capacitación del personal y adquisición de software y hardware.

- Instalación de la arquitectura de seguridad, definición de políticas y diseño de los procesos de política y de los procedimientos atinentes.

- Formulación del programa de capacitación y certificación de auditores y desarrollo de aplicaciones y sistemas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.537.671.830**
Transferencias para Financiar Gastos Corrientes	2.500.671.830
Del Sector Público	2.500.671.830
Ingresos por Actividades Propias	32.000.000
Venta de Bienes	32.000.000
Otros Ingresos Corrientes	5.000.000
Ingresos por Aportes y Contribuciones	5.000.000
Recursos de Capital	**6.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.000.000
Recursos Financieros	**32.546.667**
Activos Financieros	32.546.667
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	32.546.667
TOTAL	**2.576.218.497**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.762.345.301**
Gastos de Consumo	1.762.345.301
Gastos de Personal	907.805.301
Materiales y Suministros	143.370.000
Servicios no Personales	705.170.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
Gastos de Capital	**779.146.529**
Activos Reales	543.146.529
Adquisición de Maquinarias y Demás Equipos	543.146.529
Activos Intangibles	236.000.000
Aplicaciones Financieras	**34.726.667**
Pasivos Financieros	34.726.667
Servicio de la Deuda Pública y Disminución de Otros Pasivos	34.726.667
Disminución de Cuentas y Efectos a Pagar	34.726.667
Total	**2.576.218.497**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Elaboración presupuesto	Informe	1
Impulso de la reforma de la Ley sobre Mensajes de Datos y Firmas Electrónicas	Documento	1
Formación del personal interno	Curso	3
Elaboración del documento de requerimientos tecnológicos y funcionales para un Sistema de Identificación Electrónica de Ciudadanos	Documento	2
Análisis comparativo de las funcionalidades de las Plataformas de PKI Opensource y Propietarias	Consultoría	1
Desarrollo de la Plataforma PKI del Estado Venezolano	Desarrollo	1
Estudio de los requerimientos técnicos y funcionales para la Implantación de la Plataforma de Certificación Cruzada	Consultoría	1
Adquisición e instalación de Software y Hardware para consolidar el Proyecto de Recuperación de Desastres Informáticos	Software	1

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Diseño y publicación del documento contentivo sobre las recomendaciones para el diseño de políticas de seguridad	Documento	1
Diseño y publicación del documento contentivo sobre los procedimientos de auditoria a los Psce's	Documento	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**14**	**393.555.501**
Directivo	6	228.480.000
Profesional y Técnico	7	156.101.385
Administrativo	1	8.974.116
Personal Fijo a Tiempo Parcial	**1**	**4.636.800**
Obrero	1	4.636.800
Personal Contratado	**1**	**21.600.000**
Profesional y Técnico	1	21.600.000
TOTAL	**16**	**419.792.301**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	1	5.374.116
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	14	409.781.385
	TOTAL	**15**	**415.155.501**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.636.800
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1**	**4.636.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	907.805.301					**907.805.301**
4.02	60.370.000	3.000.000		80.000.000		**143.370.000**
4.03	314.170.000	210.000.000	60.000.000	121.000.000		**705.170.000**
4.04	60.000.000	228.146.529	296.000.000	195.000.000		**779.146.529**
4.06					34.726.667	**34.726.667**
4.08					6.000.000	**6.000.000**
TOTAL	**1.342.345.301**	**441.146.529**	**356.000.000**	**396.000.000**	**40.726.667**	**2.576.218.497**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	1.342.345.301
02	Dirección de Registro y Auditoria	441.146.529
03	Dirección de Investigación y Desarrollo Tecnológico	356.000.000
04	Dirección de Inspección e Investigación	396.000.000
99	Partidas no Asignables a Programas	40.726.667
	TOTAL	**2.576.218.497**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	907.805.301
4.02	Materiales y Suministros	143.370.000
4.03	Servicios no Personales	705.170.000
4.04	Activos Reales	779.146.529
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	34.726.667
4.08	Otros Gastos de Instituciones Descentralizadas	6.000.000
	TOTAL	**2.576.218.497**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.537.671.830**
Transferencias para Financiar Gastos Corrientes	2.500.671.830
Del Sector Público	2.500.671.830
De la Administración Central	2.500.671.830
Recursos Ordinarios	2.500.671.830

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos por Actividades Propias	32.000.000
Venta de Bienes	32.000.000
Otros Ingresos Corrientes	5.000.000
Ingresos por Aportes y Contribuciones	5.000.000
B. Gastos Corrientes	**1.762.345.301**
Gastos de Consumo	1.762.345.301
Gastos de Personal	907.805.301
Materiales y Suministros	143.370.000
Servicios no Personales	705.170.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**775.326.529**
II. Cuenta Capital	
A. Recursos de Capital	**781.326.529**
Ahorro en la Cuenta Corriente	775.326.529
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	6.000.000
B. Gastos de Capital	**779.146.529**
Activos Reales	543.146.529
Adquisición de Maquinarias y Demás Equipos	543.146.529
Activos Intangibles	236.000.000
C. Resultado Financiero : Superávit / (Déficit)	**2.180.000**
III. Cuenta Financiera	
A. Recursos Financieros	**34.726.667**
Activos Financieros	32.546.667
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	32.546.667
Superávit Financiero	2.180.000
B. Aplicaciones Financieras	**34.726.667**
Pasivos Financieros	34.726.667
Servicio de la Deuda y Disminución de Otros Pasivos	34.726.667
Disminución de Cuentas y Efectos a Pagar	34.726.667

31

Ministerio de Salud y Desarrollo Social

A0025
Hospital Universitario de Caracas (HUC)

HOSPITAL UNIVERSITARIO DE CARACAS (HUC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Autónomo Hospital Universitario de Caracas (HUC) fue creado en el año 1956 y es un centro asistencial destinado al servicio hospitalario público en sus tres niveles (atención primaria, general y especializada), siendo centro de referencia de todo el país, principalmente, para cirugía cardiovascular y neurología; a la vez funciona como sede de docencia de la Facultad de Medicina de la Universidad Central de Venezuela.

El HUC dispone de 1.142 camas para atender los servicios de bioanálisis, medicina, cirugía, gineco-obstetricia, pediatría, medicina crítica, emergencia, enfermería, nutrición y dietética.

La Institución en busca de un método de administración y uso racional de los medicamentos ha implementado la distribución de éstos a través del sistema de "unidosis", que no es otra cosa que el sistema de distribución de medicamentos en dosis unitaria (SDMDU), el cual consiste en dispensar en forma oportuna, segura y rápida la administración al paciente de los medicamentos prescrito por el médico tratante, permitiendo el uso racional de los medicamentos y la disminución de errores de medicación, en procura de la correcta administración de los medicamentos al paciente.

El HUC proyecta para el año 2005 las siguientes metas: 27.236 pacientes admitidos; 22.158 pacientes egresados; 836 promedio diario de pacientes; 12.386 intervenciones quirúrgicas y 218.989 consultas de atención primaria. Adicionalmente, planifica brindar 30 cursos de postgrado y 20 cursos de enfermería.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**126.313.517.154**
Transferencias para Financiar Gastos Corrientes	125.763.428.804
Del Sector Público	125.763.428.804
Ingresos por Actividades Propias	130.347.942
Venta de Bienes	110.016.512
Venta de Servicios	20.331.430
Otros Ingresos Corrientes	419.740.408
Ingresos por Aportes y Contribuciones	419.740.408
Recursos de Capital	**990.322.767**
Disminución de Inventarios	990.322.767
Recursos Financieros	**14.426.767.498**
Activos Financieros	14.426.767.498
Disminución de Caja y Bancos	3.961.488.313
Disminución de Cuentas y Efectos a Cobrar	10.465.279.185
TOTAL	**141.730.607.419**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**125.486.081.598**
Gastos de Consumo	117.767.752.845
Gastos de Personal	87.208.401.633
Materiales y Suministros	27.447.601.616
Servicios no Personales	2.121.426.829
Variación de Inventarios	990.322.767
Otros Gastos Corrientes	7.718.328.753
Transferencias	7.718.328.753
Transferencias Corrientes al Sector Privado	7.718.328.753
Gastos de Capital	**1.817.758.323**
Activos Reales	1.817.758.323
Repuestos y Reparaciones Mayores	1.817.758.323
Aplicaciones Financieras	**14.426.767.498**
Pasivos Financieros	14.426.767.498
Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.426.767.498
Disminución de Cuentas y Efectos a Pagar	13.835.041.828
Disminución de Otros Pasivos no Circulantes	591.725.670
Total	**141.730.607.419**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Admisiones	Paciente	27.236
Promedio Diario de Pacientes	Paciente.	836
Camas en Servicios	Cama	1.142
Días Pacientes	Paciente	305.137
Consultas Externas	Consulta	150.072
Partos Atendidos	Número	6.015
Intervenciones Quirúrgicas	Número	12.386
Radiografías	Número	76.656
Análisis Histopatológicos	Número	25.003
Estudios Tomográfico	Número	2.987
Exámenes de Laboratorios	Análisis	3.469.970
Egresos	Paciente	22.158
Atención Primaria	Consultas	218.989
Cursos de Post-grado	Curso	30
Cursos de Enfermería	Curso	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**4.234**	**25.341.655.465**
Directivo	12	240.891.848
Profesional y Técnico	940	8.654.315.198
Administrativo	481	2.350.670.246
Médico	564	4.903.387.878
Obrero	2.237	9.192.390.295
Personal Fijo a Tiempo Parcial	**19**	**113.899.284**
Médico	19	113.899.284
Personal Contratado	**682**	**3.039.803.605**
Profesional y Técnico	682	3.039.803.605
TOTAL	**4.935**	**28.495.358.354**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1.163	5.390.473.851
IV	421.236 - 471.235		
V	471.236 - 521.235	19	113.899.284
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	1.504	13.557.703.076
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	12	240.891.848
	TOTAL	**2.698**	**19.302.968.059**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2.237	9.192.390.295
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**2.237**	**9.192.390.295**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**522**	**3.120.843.598**
Jubilado	486	2.933.499.357
Pensionado	36	187.344.241
Obrero	**819**	**4.262.081.488**
Jubilado	788	4.100.757.280
Pensionado	31	161.324.208
TOTAL	**1.341**	**7.382.925.086**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	57.938.217.432	29.270.184.201		**87.208.401.633**
4.02	1.240.902.674	26.206.698.942		**27.447.601.616**
4.03	1.573.331.240	548.095.589		**2.121.426.829**
4.04	1.123.490.243	694.268.080		**1.817.758.323**
4.06			14.426.767.498	**14.426.767.498**
4.07	7.718.328.753			**7.718.328.753**
4.08		990.322.767		**990.322.767**
TOTAL	**69.594.270.342**	**57.709.569.579**	**14.426.767.498**	**141.730.607.419**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración Central	69.594.270.342
02	Área Asistencial Docente y de Investigación	57.709.569.579
99	Partidas no Asignables a Programas	14.426.767.498
	TOTAL	**141.730.607.419**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	87.208.401.633
4.02	Materiales y Suministros	27.447.601.616
4.03	Servicios no Personales	2.121.426.829
4.04	Activos Reales	1.817.758.323
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.426.767.498
4.07	Transferencias	7.718.328.753
4.08	Otros Gastos de Instituciones Descentralizadas	990.322.767
	TOTAL	**141.730.607.419**

CAPITULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**126.313.517.154**
Transferencias para Financiar Gastos Corrientes	125.763.428.804
Del Sector Público	125.763.428.804
De la Administración Central	125.763.428.804
Recursos Ordinarios	125.763.428.804
Ingresos por Actividades Propias	130.347.942
Venta de Bienes	110.016.512
Consulta y Hospitalización por Seguros Privados	110.016.512
Venta de Servicios	20.331.430
Alquileres de Locales	20.331.430
Otros Ingresos Corrientes	419.740.408
Ingresos por Aportes y Contribuciones	419.740.408
Donaciones	419.740.408

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**125.486.081.598**
Gastos de Consumo	117.767.752.845
Gastos de Personal	87.208.401.633
Materiales y Suministros	27.447.601.616
Servicios no Personales	2.121.426.829
Variación de Inventarios	990.322.767
Otros Gastos Corrientes	7.718.328.753
Transferencias	7.718.328.753
Transferencias Corrientes al Sector Privado	7.718.328.753
Pensiones y Jubilaciones	7.718.328.753
C. Resultado Económico : Ahorro/(Desahorro)	**827.435.556**
II. Cuenta Capital	
A. Recursos de Capital	**1.817.758.323**
Ahorro en la Cuenta Corriente	827.435.556
Disminución de Inventarios	990.322.767
B. Gastos de Capital	**1.817.758.323**
Activos Reales	1.817.758.323
Repuestos y Reparaciones Mayores	1.817.758.323
C. Resultado Financiero Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**14.426.767.498**
Activos Financieros	14.426.767.498
Disminución de Cajas y Bancos	3.961.488.313
Disminución de Cuentas y Efectos a Cobrar	10.465.279.185
B. Aplicaciones Financieras	**14.426.767.498**
Pasivos Financieros	14.426.767.498
Servicio de la Deuda y Disminución de Otros Pasivos	14.426.767.498
Disminución de Cuentas y Efectos a Pagar	13.835.041.828
Disminución de Otros Pasivos no Circulantes	591.725.670

A0047
Instituto Nacional del Menor (INAM)

INSTITUTO NACIONAL DEL MENOR (INAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Considerando que es prioridad del Ejecutivo Nacional garantizar a la población excluida que los servicios de atención a la salud y de asistencia y desarrollo social funcionen de manera eficiente y oportuna, para 2005 el Instituto Nacional del Menor recibe como aporte a través del Ministerio de Salud y Desarrollo Social Bs. 125.664,4 millones, de los cuales Bs. 17.055,4 millones corresponden a las transferencias a los Estados. El INAM es un organismo que a nivel nacional ejecuta una gran cantidad de programas y dirige una amplia gama de entidades de atención referidas a la prevención de situaciones que afecten al menor y a la familia, por lo que recibirá el apoyo del Consejo Nacional de Derechos del Niño y del Adolescente como ente rector en materia de infancia; tomando en cuenta que la Ley Orgánica de Protección al Menor y al Adolescente establece en sus disposiciones transitorias que el Instituto, sea el encargado de prestar la atención a "menores en situación de riesgo o abandono" con el objetivo de garantizar a todos los niños y adolescentes el ejercicio y disfrute pleno y efectivo de sus garantías, a través de la protección integral que el Estado, la sociedad y la familia deben brindarles desde el momento de su concepción.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**126.231.607.469**
Transferencias Para Financiar Gastos Corrientes	126.131.607.469
Del Sector Público	126.131.607.469
Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
Recursos de Capital	**396.935.565**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	396.935.565
Recursos Financieros	**1.317.344.827**
Activos Financieros	1.317.344.827
Disminución de Caja y Bancos	1.317.344.827
TOTAL	**127.945.887.861**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**121.263.052.366**
Gastos de Consumo	94.126.394.350
Gastos de Personal	76.259.804.450
Materiales y Suministros	10.658.747.325
Servicios no Personales	6.810.907.010
Otros Gastos de Instituciones Descentralizadas	396.935.565
Depreciación y Amortización	396.935.565
Otros Gastos Corrientes	27.136.658.016
Transferencias	27.136.658.016
Transferencias Corrientes al Sector Privado	5.479.430.350
Transferencias Corrientes al Sector Público	21.657.227.666
Gastos de Capital	**1.682.835.495**
Activos Reales	1.682.699.582
Adquisición de Maquinarias y Demás Equipos	899.001.710
Obras de Infraestructuras - Estudios y Proyectos	783.403.399
Otros Activos Reales	294.473
Activos Intangibles	135.913
Aplicaciones Financieras	**5.000.000.000**
Pasivos Financieros	5.000.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.000.000.000
Disminución de Cuentas y Efectos a Pagar	2.326.388.208
Disminución de Otros Pasivos no Circulantes	2.673.611.792
Total	**127.945.887.861**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Atención a Niños, Adolescentes y a la Familia		
Casa Cuna	Niño Atendido	270
Jardín de Infancia	Niño Atendido	8.123
Centro de Atención Comunitaria	Familia Atendida	21.850
Colonia y Campamento Vacacional	Usuario	4.160
Atención del Niño en Situación de Abandono o Peligro		
Convenio	Niño Atendido	5.568
Medidas de Abrigo (Colocación de 0 a 17 Años)	Niño Atendido	1.950
Colocacion Familiar	Niño Atendido	475
Atención del Niño con Necesidad de Tratamiento		
Convenio	Niño Atendido	1.040
Provision y/o Prision Preventiva	Adolescente	320
Privacion de Libertad	Adolescente	630
Libertad Asistida	Adolescente	3.284

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**5.417**	**23.312.737.614**
Directivo	26	1.588.404.035
Profesional y Técnico	962	6.664.048.938
Administrativo	2.472	8.415.904.063
Obrero	1.957	6.644.380.578
Personal Fijo a Tiempo Parcial	**445**	**2.478.626.211**
Docente	369	1.853.485.148
Médico	76	625.141.063
Personal Contratado	**100**	**540.000.000**
Profesional y Técnico	100	540.000.000
TOTAL	**5.962**	**26.331.363.825**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2.472	8.415.904.063
II	321.236 - 371.235		
III	371.236 - 421.235	369	1.853.485.148
IV	421.236 - 471.235	100	540.000.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	962	6.664.048.938
VIII	621.236 - 671.235		
IX	671.236 - 721.235	76	625.141.063
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	26	1.588.404.035
	TOTAL	**4.005**	**19.686.983.247**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1.957	6.644.380.578
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1.957**	**6.644.380.578**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1.525**	**7.296.268.804**
Jubilado	1.161	5.646.222.072
Pensionado	364	1.650.046.732
Obrero	**372**	**1.684.954.342**
Jubilado	343	1.559.472.493
Pensionado	29	125.481.849
TOTAL	**1.897**	**8.981.223.146**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	33.554.824.119	18.926.125.308	11.260.711.045	12.518.143.978		76.259.804.450
4.02	1.364.339.335	3.322.673.824	2.975.659.599	2.996.074.567		10.658.747.325
4.03	6.642.305.061	77.629.084	54.771.115	36.201.750		6.810.907.010
4.04	1.302.916.872		44.850.366	335.068.257		1.682.835.495
4.06					5.000.000.000	5.000.000.000
4.07	27.136.658.016					27.136.658.016
4.08					396.935.565	396.935.565
TOTAL	**70.001.043.403**	**22.326.428.216**	**14.335.992.125**	**15.885.488.552**	**5.396.935.565**	**127.945.887.861**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección de Coordinación Superior	70.001.043.403
02	Apoyo y Fortalecimiento al Niño, al Adolescente y a la Familia	22.326.428.216
03	Atención Integral a Niños, Niñas y Adolescentes Privados de su Medio Familiar	14.335.992.125
04	Socio Educativo Para la Ejecución de las Sanciones Impuestas a los Adolescentes en Conflicto con la ley Penal	15.885.488.552
99	Partidas no Asignables a Programas	5.396.935.565
	TOTAL	**127.945.887.861**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	76.259.804.450
4.02	Materiales y Suministros	10.658.747.325
4.03	Servicios no Personales	6.810.907.010
4.04	Activos Reales	1.682.835.495
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.000.000.000
4.07	Transferencias	27.136.658.016
4.08	Otros Gastos de Instituciones Descentralizadas	396.935.565
	TOTAL	**127.945.887.861**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**126.231.607.469**
Transferencias para Financiar Gastos Corrientes	126.131.607.469
Del Sector Público	126.131.607.469
De la Administración Central	125.664.427.042
Recursos Ordinarios	125.664.427.042
De Gobiernos Estadales	467.180.427
Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
Intereses por Dinero en Depósitos	100.000.000
B. Gastos Corrientes	**121.263.052.366**
Gastos de Consumo	94.126.394.350
Gastos de Personal	76.259.804.450
Materiales y Suministros	10.658.747.325
Servicios no Personales	6.810.907.010
Otros Gastos de Instituciones Descentralizadas	396.935.565
Depreciación y Amortización	396.935.565
Otros Gastos Corrientes	27.136.658.016
Transferencias	27.136.658.016
Transferencias Corrientes al Sector Privado	10.081.223.146
Transferencias Corrientes al Sector Público	17.055.434.870
Transferencias Corrientes a las Entidades Federales	17.055.434.870
C. Resultado Económico : Ahorro/(Desahorro)	**4.968.555.103**
II. Cuenta Capital	
A. Recursos de Capital	**5.365.490.668**
Ahorro en la Cuenta Corriente	4.968.555.103
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	396.935.565
B. Gastos de Capital	**1.682.835.495**
Activos Reales	1.682.699.582
Adquisición de Maquinarias y Demás Equipos	899.001.710
Obras de Infraestructura	783.403.399
Otros Activos Reales	294.473
Activos Intangibles	135.913
C. Resultado Financiero : Superávit / (Déficit)	**3.682.655.173**
III. Cuenta Financiera	
A. Recursos Financieros	**5.000.000.000**
Activos Financieros	1.317.344.827
Disminución de Cajas y Bancos	1.317.344.827
Superávit Financiero	3.682.655.173
B. Aplicaciones Financieras	**5.000.000.000**
Pasivos Financieros	5.000.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	5.000.000.000
Disminución de Cuentas y Efectos a Pagar	2.326.388.208
Disminución de Otros Pasivos no Circulantes	2.673.611.792

A0057
Instituto Nacional de Nutrición (INN)

INSTITUTO NACIONAL DE NUTRICIÓN (INN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Dentro de las acciones que permitan consolidar el Sistema Publico Nacional de Salud está la promoción de la integración social con énfasis en la colectividad o grupos excluidos, en este sentido se establece como prioridad la promoción de la calidad de vida y la salud a través de la aplicación de programas que permitan generar respuestas adecuadas y oportunas. Es así, como el Instituto Nacional de Nutrición como organismo ejecutor de Programas de impacto estructural bajo la dirección del Ministerio de Salud y Desarrollo Social focalizará sus esfuerzos en la formulación de políticas, planificación, coordinación y regulación de programas y actividades que contribuyan a satisfacer las necesidades de la población, en materia alimentaria y de nutrición.

Para 2005 el Presupuesto del Instituto Nacional de Nutrición se ubica en Bs. 186.216,4 millones, de los cuales Bs. 176.764,4 millones provienen del aporte del Ejecutivo Nacional. Siguiendo las directrices del Ministerio de Salud y Desarrollo Social se destinan al programa Protección Nutricional (incluye gastos de personal y de funcionamiento) Bs. 120.764,5 millones, para atender a 103.447 beneficiarios, de los cuales 49.375 beneficiarios corresponden al programa comedores escolares, 9.368 beneficiarios a comedores populares e industriales, 224 beneficiarios a los servicios de investigación y atención en los centros de educación y recuperación nutricional y 44.480 a comedores comunitarios, cocinas y fogones; estos últimos cobran importancia por su accesibilidad a las zonas económicamente deprimidas con la finalidad de brindar servicios de atención, asistencia y desarrollo social a grupos de población con mayor vulnerabilidad biológica

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**178.370.894.261**
Transferencias para Financiar Gastos Corrientes	176.764.394.261
Del Sector Público	176.764.394.261
Ingresos por Actividades Propias	1.606.500.000
Venta de Servicios	1.606.500.000
Recursos de Capital	**245.010.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	245.010.000
Recursos Financieros	**7.600.535.056**
Activos Financieros	7.600.535.056
Disminución de Caja y Bancos	7.600.535.056
TOTAL	**186.216.439.317**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**180.711.889.203**
Gastos de Consumo	159.178.274.655
Gastos de Personal	124.540.149.332
Materiales y Suministros	23.447.943.323
Servicios no Personales	10.945.172.000
Otros Gastos de Instituciones Descentralizadas	245.010.000
Depreciación y Amortización	245.010.000
Otros Gastos Corrientes	21.533.614.548
Transferencias	21.533.614.548
Transferencias Corrientes al Sector Privado	21.533.614.548
Gastos de Capital	**1.428.330.335**
Activos Reales	1.428.330.335
Adquisición de Maquinarias y Demás Equipos	1.428.330.335
Aplicaciones Financieras	**4.076.219.779**
Pasivos Financieros	4.076.219.779
Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.076.219.779
Disminución de Otros Pasivos no Circulantes	4.076.219.779
Total	**186.216.439.317**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Investigación y Educación Nutricional		
Vigilancia Alimentaria y Nutricional	Supervisión	1.262
Especialización Médica	Horas Docentes	720
Investigación de Alimentos y Nutricional	Proyecto	7
Educacion Alimentaria y Nutricional	Taller	217
Atención Nutricional		
Atención Integral a Pacientes Malnutridos	Consulta	30.489
Centros de Educación y Recuperación	Cubierto	148.500
Población Atendida	Beneficiario	224
Componente Alimentario		
Comedores Escolares	Cubierto	4.740.000
Población Atendida	Beneficiario	49.375
Comedores Populares	Cubierto	2.847.600
Población Atendida	Beneficiario	9.368
Comedores Comunitarios	Cubierto	9.112.600
Población Atendida	Beneficiario	44.480

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**8.473**	**41.519.965.383**
Directivo	43	321.995.679
Profesional y Técnico	444	3.386.967.808
Administrativo	1.994	13.941.358.611
Médico	27	190.636.035
Obrero	5.965	23.679.007.250
Personal Fijo a Tiempo Parcial	**10**	**80.000.000**
Profesional y Técnico	10	80.000.000
TOTAL	**8.483**	**41.599.965.383**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	2.021	14.131.994.646
VIII	621.236 - 671.235	497	3.788.963.487
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS -		
	TOTAL	**2.518**	**17.920.958.133**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	5.965	23.679.007.250
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**5.965**	**23.679.007.250**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1.410**	**8.477.542.846**
Jubilado	1.177	7.212.094.985
Pensionado	233	1.265.447.861
Obrero	**2.581**	**12.942.142.345**
Jubilado	2.581	12.942.142.345
TOTAL	**3.991**	**21.419.685.191**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	27.405.461.622	3.148.132.292	93.986.555.418		124.540.149.332
4.02	1.245.190.000	388.558.823	21.814.194.500		23.447.943.323
4.03	6.637.000.000	104.700.000	4.203.472.000		10.945.172.000
4.04	515.000.000	153.080.335	760.250.000		1.428.330.335
4.06	4.076.219.779				4.076.219.779
4.07	21.523.614.548	10.000.000			21.533.614.548
4.08				245.010.000	245.010.000
TOTAL	**61.402.485.949**	**3.804.471.450**	**120.764.471.918**	**245.010.000**	**186.216.439.317**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	61.402.485.949
02	Investigación y Educación Nutricional	3.804.471.450
03	Protección Nutricional	120.764.471.918
99	Partidas no Asignables a Programas	245.010.000
	TOTAL	**186.216.439.317**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	124.540.149.332
4.02	Materiales y Suministros	23.447.943.323
4.03	Servicios no Personales	10.945.172.000
4.04	Activos Reales	1.428.330.335
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.076.219.779
4.07	Transferencias	21.533.614.548
4.08	Otros Gastos de Instituciones Descentralizadas	245.010.000
	TOTAL	**186.216.439.317**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**178.370.894.261**
Transferencias para Financiar Gastos Corrientes	176.764.394.261
Del Sector Público	176.764.394.261
De la Administración Central	176.764.394.261
Recursos Ordinarios	176.764.394.261
Ingresos por Actividades Propias	1.606.500.000
Venta de Servicios	1.606.500.000
Ingresos por Venta de Bienes y Servicios	1.606.500.000
B. Gastos Corrientes	**180.711.889.203**
Gastos de Consumo	159.178.274.655
Gastos de Personal	124.540.149.332
Materiales y Suministros	23.447.943.323
Servicios no Personales	10.945.172.000
Otros Gastos de Instituciones Descentralizadas	245.010.000
Depreciación y Amortización	245.010.000
Otros Gastos Corrientes	21.533.614.548
Transferencias	21.533.614.548
Transferencias Corrientes al Sector Privado	21.533.614.548
C. Resultado Económico : Ahorro/(Desahorro)	**(2.340.994.942)**
II. Cuenta Capital	
A. Recursos de Capital	**(2.095.984.942)**
Desahorro en la Cuenta Corriente	(2.340.994.942)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	245.010.000
B. Gastos de Capital	**1.428.330.335**
Activos Reales	1.428.330.335
Adquisición de Maquinarias y Demás Equipos	1.428.330.335
C. Resultado Financiero : Superávit / (Déficit)	**(3.524.315.277)**
III. Cuenta Financiera	
A. Recursos Financieros	**7.600.535.056**
Activos Financieros	7.600.535.056
Disminución de Cajas y Bancos	7.600.535.056
B. Aplicaciones Financieras	**7.600.535.056**
Pasivos Financieros	4.076.219.779
Servicio de la Deuda y Disminución de Otros Pasivos	4.076.219.779
Disminución de Otros Pasivos no Circulantes	4.076.219.779
Déficit Financiero	3.524.315.277

A0059

Instituto Nacional de Geriatría y Gerontología
(INAGER)

INSTITUTO NACIONAL DE GERIATRÍA Y GERONTOLOGÍA (INAGER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

En el marco de la política de inversión social que adelanta el Ejecutivo Nacional, con la finalidad de garantizar la protección y defensa de la población vulnerable el Instituto Nacional de Geriatría y Gerontología (INAGER) orientará sus acciones al fortalecimiento de programas integrales, que permitan establecer programas de atención al Adulto Mayor donde se logren cubrir sus necesidades básicas (nutrición, vestuario, salud, habitación) y complementarios (recreación, cultura, etc.), con el objeto de mejorar las condiciones de vida del adulto mayor como alternativa que contribuya a brindar una respuesta oportuna al rápido crecimiento de las personas mayores del país; así como al fortalecimiento de la organización comunitaria para promover la presencia y participación de los ancianos.

Vale destacar que del total del Presupuesto por Bs. 155.988,6 millones, Bs. 129.384,1 millones provienen del Aporte del Ejecutivo Nacional a través del Ministerio de Salud y Desarrollo Social y Bs. 1.295,5 millones de las Gobernaciones. INAGER atiende al Adulto Mayor que se encuentra en situación de pobreza extrema caracterizado por no estar en capacidad de mejorar su situación, ya que por lo general no posee ingresos, carece de una cobertura de seguridad social y presenta altos índices de desnutrición. Este Instituto tiene una plantilla de personal de 2.632 personas los cuales prestan servicios administrativos, de apoyo, asistencia médica, social, suministro de medicamentos y atención nutricional, para brindar atención integral al Adulto Mayor.

Para Programas de Impacto Estructural destina 75.600,0 millones a través de Ayudas Económicas a razón de Bs. 60.000 mensuales con una cobertura de 105.000 beneficiarios. Adicionalmente, cuenta con establecimientos a nivel nacional como Unidades Geriátricas y Centros de Atención Integral, a través de los cuales presta servicios de guarderías, círculos de ancianos y hogares sustitutos que permitirán atender a 3.665 adultos mayores residentes y 5.050 adultos mayores en forma ambulatoria, con la participación de las Alcaldías, las ONG's o Asociaciones Civiles.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**134.262.479.286**
Transferencias Para Financiar Gastos Corrientes	130.679.592.942
Del Sector Público	130.679.592.942
Otros Ingresos Corrientes	3.582.886.344
Ingresos de la Propiedad	25.800.756
Otros Ingresos Diversos	3.557.085.588
Recursos de Capital	**134.354.327**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	134.354.327
Recursos Financieros	**21.591.804.714**
Activos Financieros	19.806.204.714
Disminución de Caja y Bancos	7.566.204.714
Disminución de Cuentas y Efectos a Cobrar	12.240.000.000
Pasivos Financieros	1.785.600.000
Incremento de Pasivos no Circulantes	1.785.600.000
TOTAL	**155.988.638.327**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**142.017.735.327**
Gastos de Consumo	59.350.748.327
Gastos de Personal	46.101.604.000
Materiales y Suministros	9.020.122.000
Servicios no Personales	4.094.668.000
Otros Gastos de Instituciones Descentralizadas	134.354.327
Depreciación y Amortización	134.354.327
Otros Gastos Corrientes	82.666.987.000
Transferencias	82.666.987.000
Transferencias Corrientes al Sector Privado	82.666.987.000
Gastos de Capital	**1.730.903.000**
Activos Reales	1.680.903.000
Repuestos y Reparaciones Mayores	143.087.000
Adquisición de Maquinarias y Demás Equipos	511.738.000
Obras de Infraestructuras - Estudios y Proyectos	842.030.000
Conservaciones Ampliaciones y Mejoras	184.048.000
Activos Intangibles	50.000.000
Aplicaciones Financieras	**12.240.000.000**
Pasivos Financieros	12.240.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.240.000.000
Disminución de Cuentas y Efectos a Pagar	12.240.000.000
Total	**155.988.638.327**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Atención Multidisciplinaria en Salud		
Atención Médica	Consulta	171.360
Fisioterapia	Terapia	59.040
Laboratorio	Examen	80.100
Gerontología	Adulto Mayor	47.640
Referencias Médicas	Referencia	12.600
Suministro de Medicamentos	Adulto Mayor	13.520
Atención Nutricional	Comensales	6.305
Referencias Nutricionales	Referencia	21.840

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Unidades Gerontológicas y Centros de Atención		
Círculos de Ancianos y Hogares Sustitutos	Adulto Mayor	195
Unidades Geriátricas y Casas Hogares Privadas	Adulto Mayor Residente	3.470
Unidades de Atención Integral y Guarderías	Adulto Mayor Ambulatorio	5.050
Atención Social y Económica		
Entrevistas y Casos Sociales Atendidos	Entrevista	306.000
Atención Jurídica	Consulta Jurídica	1.260
Cursos, Charlas y Talleres	Adulto Mayor	45.600
Otros Programas Sociales	Adulto Mayor	161.000
Atención Cultural	Adulto Mayor	5.976
Ayudas Económicas Según Decreto 472	Adulto Mayor	105.000
Ayudas Económicas Especiales y Otros Beneficios	Adulto Mayor	8.500
Gerogranjas	Adulto Mayor	235

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2.391**	**11.894.191.626**
Directivo	27	495.078.540
Profesional y Técnico	379	3.054.327.828
Administrativo	455	1.785.061.584
Médico	49	408.639.588
Obrero	1.481	6.151.084.086
Personal Fijo a Tiempo Parcial	**109**	**468.119.868**
Profesional y Técnico	3	11.799.504
Médico	106	456.320.364
Personal Contratado	**132**	**689.380.436**
Profesional y Técnico	49	234.897.396
Médico	6	41.783.040
Obrero	77	412.700.000
TOTAL	**2.632**	**13.051.691.930**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	412	1.556.011.284
II	321.236 - 371.235	166	697.233.768
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	22	127.122.240
VI	521.236 - 571.235	20	127.495.152
VII	571.236 - 621.235	138	965.233.296
VIII	621.236 - 671.235	125	967.004.232
IX	671.236 - 721.235	91	767.752.200
X	721.236 - 771.235	17	152.541.384
XI	771.236 - 821.235	12	112.721.448
XII	821.236 - 871.235	2	20.543.700
XIII	871.236 - 921.235	8	85.640.808
XIV	921.236 - 971.235	14	159.983.652
XV	971.236 - 1.021.235	1	11.739.012
XVI	1.021.236 - 1.071.235	18	221.992.848
XVII	1.071.236 - MAS	28	514.892.820
	TOTAL	**1.074**	**6.487.907.844**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1.193	4.768.807.086
III	371.236 - 421.235	365	1.794.977.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1.558**	**6.563.784.086**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**233**	**1.189.621.373**
Jubilado	153	795.488.837
Pensionado	80	394.132.536
Obrero	**722**	**3.478.975.050**
Jubilado	322	1.551.565.050
Pensionado	400	1.927.410.000
TOTAL	**955**	**4.668.596.423**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	99	TOTAL
4.01	5.635.855.000	40.465.749.000		**46.101.604.000**
4.02	647.634.000	8.372.488.000		**9.020.122.000**
4.03	1.336.284.000	2.758.384.000		**4.094.668.000**
4.04	151.575.000	1.579.328.000		**1.730.903.000**
4.06			12.240.000.000	**12.240.000.000**
4.07	5.216.482.000	77.450.505.000		**82.666.987.000**
4.08			134.354.327	**134.354.327**
TOTAL	**12.987.830.000**	**130.626.454.000**	**12.374.354.327**	**155.988.638.327**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	12.987.830.000
02	Atención Integral al Adulto Mayor	130.626.454.000
99	Partidas no Asignables a Programas	12.374.354.327
	TOTAL	**155.988.638.327**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	46.101.604.000
4.02	Materiales y Suministros	9.020.122.000
4.03	Servicios no Personales	4.094.668.000
4.04	Activos Reales	1.730.903.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.240.000.000
4.07	Transferencias	82.666.987.000
4.08	Otros Gastos de Instituciones Descentralizadas	134.354.327
	TOTAL	**155.988.638.327**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**134.262.479.286**
Transferencias Para Financiar Gastos Corrientes	130.679.592.942
Del Sector Público	130.679.592.942
De la Administración Central	129.384.085.419
Recursos Ordinarios	129.384.085.419
De Gobiernos Estadales	1.295.507.523
Otros Ingresos Corrientes	3.582.886.344
Ingresos de la Propiedad	25.800.756
Intereses por Dinero en Depósitos	25.800.756
Otros Ingresos Diversos	3.557.085.588
B. Gastos Corrientes	**142.017.735.327**
Gastos de Consumo	59.350.748.327
Gastos de Personal	46.101.604.000
Materiales y Suministros	9.020.122.000
Servicios no Personales	4.094.668.000
Otros Gastos de Instituciones Descentralizadas	134.354.327
Depreciación y Amortización	134.354.327
Otros Gastos Corrientes	82.666.987.000
Transferencias	82.666.987.000
Transferencias Corrientes al Sector Privado	82.666.987.000
Otras Transferencias Directas a Personas	75.600.000.000
Otras Transferencias	7.066.987.000
C. Resultado Económico : Ahorro/(Desahorro)	**(7.755.256.041)**
II. Cuenta Capital	
A. Recursos de Capital	**(7.620.901.714)**
Desahorro en la Cuenta Corriente	(7.755.256.041)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	134.354.327
B. Gastos de Capital	**1.730.903.000**
Activos Reales	1.680.903.000
Activos Intangibles	50.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(9.351.804.714)**
III. Cuenta Financiera	
A. Recursos Financieros	**21.591.804.714**
Activos Financieros	19.806.204.714
Disminución de Cajas y Bancos	7.566.204.714
Disminución de Cuentas y Efectos a Cobrar	12.240.000.000
Pasivos Financieros	1.785.600.000
Incremento de Pasivos no Circulantes	1.785.600.000
B. Aplicaciones Financieras	**21.591.804.714**
Pasivos Financieros	12.240.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	12.240.000.000
Disminución de Cuentas y Efectos a Pagar	12.240.000.000
Déficit Financiero	9.351.804.714

A0061
Instituto Nacional de Higiene "Rafael Rangel"
(INHRR)

INSTITUTO NACIONAL DE HIGIENE "RAFAEL RANGEL" (INHRR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Institución fue creada en el año 1938, tiene por objeto desarrollar Investigaciones endemo-epidémicas y de epizootias, estudio de problemas de nutrición y análisis de las aguas y sustancias alimenticias, preparación técnica de personal, revisión y análisis de los productos biológicos y farmacéuticos que se ofrezcan en venta, elaboración de productos biológicos y químicos para uso humano y veterinario.

Para el año 2005 el INHRR participará activamente en el Plan Estratégico Social de Fortalecimiento y Modernización que contempla el Estado venezolano para el Sector Salud, a través de la coordinación de los programas Red de Laboratorios de Diagnóstico de Salud Pública; Control de Calidad Bancos de Sangre y Programa Nacional de Prevención de Enfermedades por Transmisión Sexual(ITS).

Adicionalmente, se asignan los recursos del Convenio de Cooperación por Bs. 408.655,8 millones, destinados a la adquisición de medicamentos genéricos, suministro de vacunas entre otros, para la dotación de las clínicas populares, boticas populares y la red de salud pública nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**468.096.055.706**
Transferencias para Financiar Gastos Corrientes	458.303.655.797
Del Sector Público	458.303.655.797
Ingresos por Actividades Propias	5.353.667.566
Venta de Bienes	3.148.316.473
Venta de Servicios	2.205.351.093
Otros Ingresos Corrientes	4.438.732.343
Ingresos de la Propiedad	4.438.732.343
Recursos de Capital	**1.413.230.381**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	642.228.504
Disminución de Inventarios	771.001.877
Recursos Financieros	**60.748.979.127**
Activos Financieros	51.208.274.635
Disminución de Inversiones Temporales	10.133.641.358
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	41.074.633.277
Pasivos Financieros	9.540.704.492
Incremento de Cuentas y Efectos a Pagar	8.298.585.680
Incremento de Pasivos no Circulantes	1.242.118.812
TOTAL	**530.258.265.214**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**469.435.001.538**
Gastos de Consumo	34.854.586.908
Gastos de Personal	19.128.509.596
Materiales y Suministros	10.977.229.050
Servicios no Personales	3.335.617.881
Variación de Inventarios	771.001.877
Otros Gastos de Instituciones Descentralizadas	642.228.504
Depreciación y Amortización	642.228.504
Otros Gastos Corrientes	434.580.414.630
Transferencias	434.580.414.630
Transferencias Corrientes al Sector Público	414.762.312.115
Otras Transferencias	19.818.102.515
Gastos de Capital	**5.989.144.909**
Activos Reales	4.687.790.909
Repuestos y Reparaciones Mayores	903.162.220
Adquisición de Maquinarias y Demás Equipos	1.721.528.249
Obras de Infraestructuras - Estudios y Proyectos	2.063.100.440
Activos Intangibles	437.354.000
Gastos Capitalizables	864.000.000
Gastos de Personal	400.000.000
Materiales y Suministros	70.000.000
Servicios no Personales	394.000.000
Aplicaciones Financieras	**54.834.118.767**
Activos Financieros	1.655.183.400
Incremento de Caja y Bancos	117.286.497
Incremento de Inversiones y Efectos a Cobrar	844.935.106
Incremento de Otros Activos Circulantes	685.436.485
Incremento de Otros Activos no Circulantes	7.525.312
Otros	7.525.312
Pasivos Financieros	53.178.935.367
Servicio de la Deuda Pública y Disminución de Otros Pasivos	53.178.935.367
Disminución de Otros Pasivos Circulantes	53.178.935.367
Total	**530.258.265.214**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Vacuna Triple (Dpt)	Dosis	2.000.000
Toxoide Tetánico	Dosis	5.000.000
Vacuna Antirrábica Canina Cc	Dosis	600.000
Vacuna Antirrábica Humana Crl	Dosis	150.000
Control Interno Calidad de Biológico (intermedio, Granel, Final Vacunas)	Lote Producto	2.302
Animales de Laboratorio	Animal	451.068
Sangre de Animales	M.I.	205.700
Agua Destilada	Litro	690.000
Diagnóstico Anatomopatológico	Diagnóstico	7.200
Muestras a Procesar	Muestra	34.650
Reacciones a Investigar	Prueba	61.082
Productos Farmacéuticos (conocidos, Nuevo A y B)	Producto	1.070
Sistema de Registro	Producto	225
Productos Cosméticos	Producto	1.874
Productos Alimenticios	Producto	2.070
Sistema de Registro y Control	Producto	398
Cursos de Extensión y Post-grado	Curso	22
Proyectos de Investigación	Proyecto	12
Cooperación Técnica	Cooperación	25

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**642**	**6.231.927.068**
Directivo	14	551.913.547
Profesional y Técnico	327	3.696.952.036
Administrativo	161	1.009.872.522
Obrero	140	973.188.963
Personal Contratado	**25**	**297.910.529**
Profesional y Técnico	25	297.910.529
TOTAL	**667**	**6.529.837.597**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	81	368.756.238
II	321.236 - 371.235	76	583.721.006
III	371.236 - 421.235	72	595.941.806
IV	421.236 - 471.235	53	533.846.846
V	471.236 - 521.235	34	352.775.654
VI	521.236 - 571.235	64	748.719.585
VII	571.236 - 621.235	43	530.679.678
VIII	621.236 - 671.235	7	87.044.023
IX	671.236 - 721.235	18	263.678.475
X	721.236 - 771.235	8	137.535.452
XI	771.236 - 821.235	16	264.856.262
XII	821.236 - 871.235	6	107.269.231
XIII	871.236 - 921.235	9	145.068.546
XIV	921.236 - 971.235	5	96.149.255
XV	971.236 - 1.021.235	9	176.640.576
XVI	1.021.236 - 1.071.235	12	255.718.206
XVII	1.071.236 - MAS	14	308.247.795
	TOTAL	**527**	**5.556.648.634**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	128	866.334.289
II	321.236 - 371.235		
III	371.236 - 421.235	5	40.273.079
IV	421.236 - 471.235	4	35.638.055
V	471.236 - 521.235		
VI	521.236 - 571.235	3	30.943.540
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**140**	**973.188.963**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**109**	**1.509.301.129**
Jubilado	93	1.302.697.262
Pensionado	16	206.603.867
Obrero	**44**	**503.435.747**
Jubilado	34	357.515.185
Pensionado	10	145.920.562
TOTAL	**153**	**2.012.736.876**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	5.061.062.806	5.190.761.192	2.733.633.222	6.543.052.376		**19.528.509.596**
4.02	906.219.688	2.468.397.568	6.202.732.161	1.469.879.633		**11.047.229.050**
4.03	2.598.666.008	678.632.440	289.018.956	163.300.477		**3.729.617.881**
4.04	3.383.175.796	1.153.949.299	169.161.406	418.858.408		**5.125.144.909**
4.05					1.655.183.400	**1.655.183.400**
4.06					53.178.935.367	**53.178.935.367**
4.07	434.580.414.630					**434.580.414.630**
4.08			771.001.877		642.228.504	**1.413.230.381**
TOTAL	**446.529.538.928**	**9.491.740.499**	**10.165.547.622**	**8.595.090.894**	**55.476.347.271**	**530.258.265.214**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	446.529.538.928
02	Producción	9.491.740.499
03	Diagnostico de Enfermedades Transmisibles	10.165.547.622
04	Servicios Registros y Control de Producción	8.595.090.894
99	Partidas no Asignables a Programas	55.476.347.271
	TOTAL	**530.258.265.214**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	19.528.509.596
4.02	Materiales y Suministros	11.047.229.050
4.03	Servicios no Personales	3.729.617.881
4.04	Activos Reales	5.125.144.909
4.05	Activos Financieros	1.655.183.400
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	53.178.935.367
4.07	Transferencias	434.580.414.630
4.08	Otros Gastos de Instituciones Descentralizadas	1.413.230.381
	TOTAL	**530.258.265.214**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**468.096.055.706**
A. Ingresos Corrientes	458.303.655.797
Transferencias para Financiar Gastos Corrientes	458.303.655.797
Del Sector Público	458.303.655.797
De la Administración Central	310.631.907.243
Recursos Ordinarios	27.183.891.077
Gastos de Funcionamiento INHRR	283.448.016.166
Convenio de Cooperación	125.207.774.554
Otras Fuentes de Financiamiento	125.207.774.554
Convenio de Cooperación	22.463.974.000
Programas y Proyectos	13.863.974.000
Fortalecimiento y Modernización del Sector Salud	
Fortalecimiento de la Red de Servicios de Salud del Distrito Metropolitano de Caracas	8.600.000.000
Ingresos por Actividades Propias	5.353.667.566
Venta de Bienes	3.148.316.473
Venta de Servicios	2.205.351.093
Otros Ingresos Corrientes	4.438.732.343
Ingresos de la Propiedad	4.438.732.343
Intereses por Dinero en Depósitos	4.438.732.343
B. Gastos Corrientes	**469.435.001.538**
Gastos de Consumo	34.854.586.908
Gastos de Personal	19.128.509.596
Materiales y Suministros	10.977.229.050
Servicios no Personales	3.335.617.881
Variación de Inventarios	771.001.877
Otros Gastos de Instituciones Descentralizadas	642.228.504
Depreciación y Amortización	642.228.504
Otros Gastos Corrientes	434.580.414.630
Transferencias	434.580.414.630
Transferencias Corrientes al Sector Público	414.762.312.115
Transferencias Corrientes al Sector Público	414.762.312.115
Otras Transferencias	19.818.102.515
Transferencias Corrientes y de Capital Diversas	19.818.102.515
C. Resultado Económico : Ahorro/(Desahorro)	**(1.338.945.832)**
II. Cuenta Capital	**74.284.549**
A. Recursos de Capital	(1.338.945.832)
Desahorro en la Cuenta Corriente	771.001.877
Disminución de Inventarios	
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	642.228.504

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**5.989.144.909**
Activos Reales	4.687.790.909
Repuestos y Reparaciones Mayores	903.162.220
Adquisición de Maquinarias y Demás Equipos	1.721.528.249
Obras de Infraestructura	2.063.100.440
Activos Intangibles	437.354.000
Gastos Capitalizables	864.000.000
Gastos de Personal	400.000.000
Materiales y Suministros	70.000.000
Servicios no Personales	394.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(5.914.860.360)**
III. Cuenta Financiera	
A. Recursos Financieros	**60.748.979.127**
Activos Financieros	51.208.274.635
Disminución de Inversiones Temporales	10.133.641.358
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	41.074.633.277
Pasivos Financieros	9.540.704.492
Incremento de Cuentas y Efectos a Pagar	8.298.585.680
Incremento de Pasivos no Circulantes	1.242.118.812
B. Aplicaciones Financieras	**60.748.979.127**
Activos Financieros	1.655.183.400
Incremento de Caja y Bancos	117.286.497
Incremento de Cuentas y Efectos a Cobrar	844.935.106
Incremento de Otros Activos Circulantes	685.436.485
Incremento de Otros Activos no Circulantes	7.525.312
Otros	7.525.312
Pasivos Financieros	53.178.935.367
Servicio de la Deuda y Disminución de Otros Pasivos	53.178.935.367
Disminución de Otros Pasivos Circulantes	53.178.935.367
Déficit Financiero	5.914.860.360

A0119

Servicio de Elaboraciones Farmacéuticas
(SEFAR)

SERVICIO DE ELABORACIONES FARMACÉUTICAS (SEFAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El SEFAR tiene como objetivo producir, comercializar y distribuir medicamentos esenciales, dentro de la gama de genéricos, a precios inferiores a los del mercado para los establecimientos dispensadores de salud, dando prioridad a los dependientes del Ministerio de Salud y Desarrollo Social, Sanidad Militar, el Seguro Social, las Gobernaciones, Alcaldías, Institutos Autónomos y Organizaciones Sociales, con la finalidad de garantizar la accesibilidad a la población más afectada por el alto costo de la vida.

Entre los programas que administra el SEFAR se encuentra el Programa de Suministro de Medicamentos (SUMED), el cual presenta actualmente las siguientes modalidades:

-Subsidio Directo: Se garantiza un descuento del 80% en el precio de los medicamentos, contenidos en el listado básico esencial del SUMED.

-Distribución Gratuita de Medicamentos: En ambulatorios rurales tipo I y II ubicados en áreas urbano-marginales.

-Soporte a la Atención de Consultas Externas Especiales.

-Atención Individual: A pacientes de escasos recursos económicos que no puedan ser atendidos en ambulatorios u hospitales dado el costo tan elevado de los medicamentos.

Otro programa importante es el de comercialización mediante el cual el SEFAR actúa como intermediario entre el MSDS y los laboratorios, para realizar las compras y distribución de medicamentos a las Direcciones Regionales de Salud del país. También comercializa productos farmacéuticos, tanto los generados en su planta como los adquiridos a otros laboratorios, estos últimos se encargan directamente de la distribución del producto, garantizando, por una parte, la dotación oportuna y adecuada de los medicamentos básicos y por la otra, el control de precios de los productos. En este sentido, se obtienen descuentos sobre los precios hasta del 70% en promedio, producto de economía de escala.

Para el año 2005 el SEFAR mantendrá la política de producción de medicamentos genéricos no estériles, reforzará la distribución de medicamentos a través del programa de comercialización y asume la coordinación administrativa de 250 boticas populares ubicadas en todo el territorio nacional, las cuales serán dotados de medicamentos genéricos a través del Convenio de Cooperación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**69.742.231.884**
Transferencias para Financiar Gastos Corrientes	30.548.894.084
Del Sector Público	30.548.894.084
Ingresos por Actividades Propias	37.073.337.800
Venta de Bienes	37.073.337.800
Otros Ingresos Corrientes	2.120.000.000
Otros Ingresos Diversos	2.120.000.000
Recursos de Capital	**606.377.690**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	606.377.690
Recursos Financieros	**6.873.525.570**
Activos Financieros	6.618.525.570
Disminución de Caja y Bancos	618.525.570
Disminución de Inversiones Temporales	5.468.472.090
Disminución de Cuentas y Efectos a Cobrar	531.527.910
Pasivos Financieros	255.000.000
Incremento de Otros Pasivos Circulantes	255.000.000
TOTAL	**77.222.135.144**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**65.930.718.144**
Gastos de Consumo	64.570.953.194
Gastos de Personal	10.203.574.284
Materiales y Suministros	48.679.014.070
Servicios no Personales	5.081.987.150
Otros Gastos de Instituciones Descentralizadas	606.377.690
Depreciación y Amortización	606.377.690
Otros Gastos Corrientes	1.359.764.950
Transferencias	1.359.764.950
Transferencias al Sector Privado	1.359.764.950
Gastos de Capital	**6.791.417.000**
Activos Reales	6.791.417.000
Adquisición de Maquinarias y Demás Equipos	2.929.435.000
Conservaciones Ampliaciones y Mejoras	3.795.500.000
Otros Activos Reales	66.482.000
Aplicaciones Financieras	**4.500.000.000**
Pasivos Financieros	4.500.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.500.000.000
Disminución de Cuentas y Efectos a Pagar	4.500.000.000
Total	**77.222.135.144**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Suero Oral	Sobre	5.000.000
Tabletas	Tableta	17.300.000
Cápsulas Medicamentos Líquidos	Ml	1.402.260
SUMED	Millones de Bs.	5.932

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**137**	**1.436.770.100**
Directivo	18	705.005.830
Profesional y Técnico	31	311.955.970
Administrativo	24	120.133.260
Obrero	64	299.675.040
Personal Contratado	**327**	**2.480.094.150**
Profesional y Técnico	290	2.313.409.350
Obrero	37	166.684.800
TOTAL	**464**	**3.916.864.250**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	24	120.133.260
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	290	2.313.409.350
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	31	311.955.970
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	18	705.005.830
	TOTAL	**363**	**3.450.504.410**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	101	466.359.840
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**101**	**466.359.840**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	3.072.254.990	924.574.960	1.509.708.960	4.697.035.374		**10.203.574.284**
4.02	258.667.000	38.223.876.080	4.264.040.000	5.932.430.990		**48.679.014.070**
4.03	975.425.550	467.769.560	1.755.900.000	1.882.892.040		**5.081.987.150**
4.04	1.032.900.000	510.931.000	4.876.836.000	370.750.000		**6.791.417.000**
4.06					4.500.000.000	**4.500.000.000**
4.07	33.200.000	12.804.000	9.913.350	1.303.847.600		**1.359.764.950**
4.08	64.120.740	92.038.070	198.174.840	252.044.040		**606.377.690**
TOTAL	**5.436.568.280**	**40.231.993.670**	**12.614.573.150**	**14.439.000.044**	**4.500.000.000**	**77.222.135.144**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Administración	5.436.568.280
02	Comercialización	40.231.993.670
03	Producción	12.614.573.150
04	Suministros de Medicamentos (SUMED)	14.439.000.044
99	Partidas no Asignables a Programas	4.500.000.000
	TOTAL	**77.222.135.144**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	10.203.574.284
4.02	Materiales y Suministros	48.679.014.070
4.03	Servicios no Personales	5.081.987.150
4.04	Activos Reales	6.791.417.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.500.000.000
4.07	Transferencias	1.359.764.950
4.08	Otros Gastos de Instituciones Descentralizadas	606.377.690
	TOTAL	**77.222.135.144**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**69.742.231.884**
Transferencias para Financiar Gastos Corrientes	30.548.894.084
Del Sector Público	30.548.894.084
De la Administración Central	30.548.894.084
Recursos Ordinarios	30.548.894.084
Ingresos por Actividades Propias	37.073.337.800
Venta de Bienes	37.073.337.800
Otros Ingresos Corrientes	2.120.000.000
Otros Ingresos Diversos	2.120.000.000
B. Gastos Corrientes	**65.930.718.144**
Gastos de Consumo	64.570.953.194
Gastos de Personal	10.203.574.284
Materiales y Suministros	48.679.014.070
Servicios no Personales	5.081.987.150
Otros Gastos de Instituciones Descentralizadas	606.377.690
Depreciación y Amortización	606.377.690
Otros Gastos Corrientes	1.359.764.950
Transferencias	1.359.764.950
Transferencias al Sector Privado	1.359.764.950
C. Resultado Económico : Ahorro/(Desahorro)	**3.811.513.740**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**4.417.891.430**
Ahorro en la Cuenta Corriente	3.811.513.740
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	606.377.690
B. Gastos de Capital	**6.791.417.000**
Activos Reales	6.791.417.000
Adquisición de Maquinarias y Demás Equipos	2.929.435.000
Conservaciones Ampliaciones y Mejoras	3.795.500.000
Otros Activos Reales	66.482.000
C. Resultado Financiero : Superávit / (Déficit)	**(2.373.525.570)**
III. Cuenta Financiera	
A. Recursos Financieros	**6.873.525.570**
Activos Financieros	6.618.525.570
Disminución de Cajas y Bancos	618.525.570
Disminución de Inversiones Temporales	5.468.472.090
Disminución de Cuentas y Efectos a Cobrar	531.527.910
Pasivos Financieros	255.000.000
Incremento de Otros Pasivos Circulantes	255.000.000
B. Aplicaciones Financieras	**6.873.525.570**
Pasivos Financieros	4.500.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	4.500.000.000
Disminución de Cuentas y Efectos a Pagar	4.500.000.000
Déficit Financiero	2.373.525.570

A0124

Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)

CONSEJO NACIONAL PARA LA INTEGRACIÓN DE PERSONAS DISCAPACITADAS (CONAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI), tiene como finalidad promover la prestación de servicios asistenciales en materia jurídica, económica y cultural a la población vulnerable integrada por personas con discapacidad, además participa en la formulación de políticas públicas en áreas como salud, educación, trabajo y seguridad social.

Para el año 2005 el CONAPI, además de mantener las políticas de ayudas a la población con discapacidad orienta acciones a atender a la población indígena, para ello tiene planificado la creación de 4 consejos comunales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.545.252.293**
Transferencias para Financiar Gastos Corrientes	1.545.252.293
Del Sector Público	1.545.252.293
Recursos de Capital	**27.810.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	27.810.000
TOTAL	**1.573.062.293**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.508.062.293**
Gastos de Consumo	1.267.576.274
Gastos de Personal	974.108.712
Materiales y Suministros	85.657.562
Servicios no Personales	180.000.000
Otros Gastos de Instituciones Descentralizadas	27.810.000
Depreciación y Amortización	27.810.000
Otros Gastos Corrientes	240.486.019
Transferencias	240.486.019
Transferencias Corrientes al Sector Público	240.486.019
Gastos de Capital	**65.000.000**
Activos Reales	65.000.000
Otros Activos Reales	65.000.000
Total	**1.573.062.293**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Incorporar a las Misiones Robinson y Rivas Personas con Discapacidad	Persona	200
Creación de Consejos Comunales para la Participación Plena y Protagónica de Personas con Discapacidad en la Población Indígena	Consejo	4
	Persona	400
Ayudas Técnicas: Prótesis, Sillas, Bastones y Coches Ortopédicos	Número	2.000
Ayudas Económicas	Número	250

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**58**	**400.967.846**
Directivo	2	37.123.540
Profesional y Técnico	26	228.588.442
Administrativo	12	54.221.316
De Investigación	1	9.408.000
Obrero	17	71.626.548
Personal Fijo a Tiempo Parcial	**4**	**19.378.503**
Profesional y Técnico	1	7.814.043
Administrativo	3	11.564.460
Personal Contratado	**2**	**10.800.000**
Administrativo	2	10.800.000
TOTAL	**64**	**431.146.349**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	16	73.599.819
IV	421.236 - 471.235	2	10.800.000
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	26	228.588.442
XI	771.236 - 821.235	1	9.408.000
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	2	37.123.540
	TOTAL	**47**	**359.519.801**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	17	71.626.548
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**17**	**71.626.548**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	974.108.712		974.108.712
4.02	85.657.562		85.657.562
4.03	180.000.000		180.000.000
4.04	65.000.000		65.000.000
4.07	240.486.019		240.486.019
4.08		27.810.000	27.810.000
TOTAL	**1.545.252.293**	**27.810.000**	**1.573.062.293**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Atención Integral a Personas con Discapacidad	1.545.062.293
99	Partidas no Asignables a Programas	27.810.000
	TOTAL	**1.573.062.293**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	974.108.712
4.02	Materiales y Suministros	85.657.562
4.03	Servicios no Personales	180.000.000
4.04	Activos Reales	65.000.000
4.07	Transferencias	240.486.019
4.08	Otros Gastos de Instituciones Descentralizadas	27.810.000
	TOTAL	**1.573.062.293**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.545.252.293**
Transferencias para Financiar Gastos Corrientes	1.545.252.293
Del Sector Público	1.545.252.293
De la Administración Central	1.545.252.293
Recursos Ordinarios	1.545.252.293
B. Gastos Corrientes	**1.508.062.293**
Gastos de Consumo	1.267.576.274
Gastos de Personal	974.108.712
Materiales y Suministros	85.657.562
Servicios no Personales	180.000.000
Otros Gastos de Instituciones Descentralizadas	27.810.000
Depreciación y Amortización	27.810.000
Otros Gastos Corrientes	240.486.019
Transferencias	240.486.019
Transferencias Corrientes al Sector Público	240.486.019
- Transferencias	240.486.019
C. Resultado Económico : Ahorro/(Desahorro)	**37.190.000**
II. Cuenta Capital	
A. Recursos de Capital	**65.000.000**
Ahorro en la Cuenta Corriente	37.190.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	27.810.000
B. Gastos de Capital	**65.000.000**
Activos Reales	65.000.000
Otros Activos Reales	65.000.000
C. Resultado Financiero Equilibrado	

A0129

Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo de Atención Integral a la Infancia y la Familia (SENIFA) tiene como misión promover, financiar y asesorar a organizaciones comunitarias, gobiernos regionales y locales, dentro de un esquema de responsabilidad compartida con la finalidad de apoyar el desarrollo integral de la infancia y su familia en situación de pobreza. Su actividad principal está orientada al desarrollo de servicios de atención para el cuidado integral de niños y niñas menores de 6 años, hijos de madres trabajadoras, a través de la Red de Hogares y Multihogares de Cuidado Diario y lleva a cabo proyectos orientados a la protección del adolescente con necesidades especiales, en áreas indígenas y de frontera, así como actividades de capacitación, formación de promotores y supervisores, educación familiar y de prevención para la protección del niño y del adolescente.

Para 2005 el Presupuesto del SENIFA se ubica en Bs. 196.447,4 millones de los cuales Bs. 157.428,0 millones corresponden al aporte del Ejecutivo Nacional, a través del Ministerio de Salud y Desarrollo Social con el objeto de brindar atención integral a 350.000 niños.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**157.828.042.288**
Transferencias para Financiar Gastos Corrientes	157.428.042.288
Del Sector Público	157.428.042.288
Otros Ingresos Corrientes	400.000.000
Ingresos de la Propiedad	400.000.000
Recursos Financieros	**38.619.382.515**
Activos Financieros	38.619.382.515
Disminución de Caja y Bancos	38.619.382.515
TOTAL	**196.447.424.803**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**196.247.424.803**
Gastos de Consumo	9.737.235.382
Gastos de Personal	6.311.767.882
Materiales y Suministros	605.650.500
Servicios no Personales	2.819.817.000
Otros Gastos Corrientes	186.510.189.421
Transferencias	186.510.189.421
Transferencias Corrientes al Sector Privado	185.517.000.000
Transferencias Corrientes al Sector Público	993.189.421
Gastos de Capital	**200.000.000**
Activos Reales	200.000.000
Repuestos y Reparaciones Mayores	200.000.000
Total	**196.447.424.803**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Brindar a Atención a Niños y Niñas de 0 a 6 Años en Hogares de Cuidado Diario	Niño(a) Atendido	151.792
Brindar Atención a Niños y Niñas de 0 a 6 Años en Multihogares de Cuidado Diario	Niño(a) Atendido	198.208
Brindar Atención a Niños y Niñas con Necesidades Especiales y con Discapacidad	Niño(a) Atendido	2.000
Brindar Atención Integral a Menores de 14 Años en Zonas Indígenas o Fronterizas	Niño(a) Atendido	35.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**158**	**1.666.241.782**
Directivo	40	526.336.502
Profesional y Técnico	86	954.339.304
Administrativo	32	185.565.976
Personal Fijo a Tiempo Parcial	**120**	**980.848.729**
Profesional y Técnico	120	980.848.729
Personal Contratado	**1**	**3.852.000**
Profesional y Técnico	1	3.852.000
TOTAL	**279**	**2.650.942.511**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	1	3.852.000
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	32	185.565.976
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	120	980.848.729
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	86	954.339.304
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	40	526.336.502
	TOTAL	**279**	**2.650.942.511**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**2**	**17.000.000**
Jubilado	2	17.000.000
TOTAL	**2**	**17.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	TOTAL
4.01	4.546.214.586	1.765.553.296	6.311.767.882
4.02	583.357.397	22.293.103	605.650.500
4.03	2.759.471.876	60.345.124	2.819.817.000
4.04	200.000.000		200.000.000
4.07	1.010.189.421	185.500.000.000	186.510.189.421
TOTAL	**9.099.233.280**	**187.348.191.523**	**196.447.424.803**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicio de Dirección y Coordinación Superior	9.099.233.280
02	Atención a la Infancia y a la Familia	187.348.191.523
	TOTAL	**196.447.424.803**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	6.311.767.882
4.02	Materiales y Suministros	605.650.500
4.03	Servicios no Personales	2.819.817.000
4.04	Activos Reales	200.000.000
4.07	Transferencias	186.510.189.421
	TOTAL	**196.447.424.803**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**157.828.042.288**
Transferencias Para Financiar Gastos Corrientes	157.428.042.288
Del Sector Público	157.428.042.288
De la Administración Central	157.428.042.288
Recursos Ordinarios	157.428.042.288
Otros Ingresos Corrientes	400.000.000
Ingresos de la Propiedad	400.000.000
Intereses por Dinero en Depósitos	400.000.000
B. Gastos Corrientes	**196.247.424.803**
Gastos de Consumo	9.737.235.382
Gastos de Personal	6.311.767.882
Materiales y Suministros	605.650.500
Servicios no Personales	2.819.817.000
Otros Gastos Corrientes	186.510.189.421
Transferencias	186.510.189.421
Transferencias Corrientes al Sector Privado	185.517.000.000
Transferencias Corrientes al Sector Público	993.189.421
C. Resultado Económico : Ahorro/(Desahorro)	**(38.419.382.515)**
II. Cuenta Capital	
A. Recursos de Capital	**(38.419.382.515)**
Desahorro en la Cuenta Corriente	(38.419.382.515)
B. Gastos de Capital	**200.000.000**
Activos Reales	200.000.000
Repuestos y Reparaciones Mayores	200.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(38.619.382.515)**
III. Cuenta Financiera	
A. Recursos Financieros	**38.619.382.515**
Activos Financieros	38.619.382.515
Disminución de Cajas y Bancos	38.619.382.515
B. Aplicaciones Financieras	**38.619.382.515**
Déficit Financiero	38.619.382.515

A0153

Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)

SERVICIO AUTÓNOMO HOSPITAL UNIVERSITARIO DE MARACAIBO (SAHUM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM) fue creado mediante Decreto del Ejecutivo Nacional Nº 735, de fecha 28 de junio de 1995, publicado en la Gaceta Oficial Nº 35.760 del 26 de Julio de 1995. Funcionó como unidad del Ministerio de Sanidad y Asistencia Social hasta mediados de 1997, a partir de esa fecha inició operaciones como Servicio Autónomo.

El Hospital es tipo IV y presta atención médica en los tres niveles, cobertura regional y circunvecina; consultas externas en todas las especialidades y los departamentos clínicos básicos; realiza actividades conjuntamente con la Universidad del Zulia (LUZ) y tiene convenio de cooperación bilateral, dicta clases de docencia, pregrado y postgrados. Además, la LUZ proporciona recursos de profesores, algunos técnicos, equipos y asesoría, pero no realiza ningún aporte económico directo al Hospital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**98.103.653.090**
Transferencias Para Financiar Gastos Corrientes	98.103.653.090
Del Sector Público	98.103.653.090
Recursos de Capital	**1.173.388.449**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.173.388.449
TOTAL	**99.277.041.539**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**89.243.157.053**
Gastos de Consumo	89.243.157.053
Gastos de Personal	57.379.004.700
Materiales y Suministros	25.900.557.877
Servicios no Personales	4.790.206.027
Otros Gastos de Instituciones Descentralizadas	1.173.388.449
Depreciación y Amortización	1.173.388.449
Gastos de Capital	**10.033.884.486**
Activos Reales	10.018.884.486
Repuestos y Reparaciones Mayores	383.000.000
Adquisición de Maquinarias y Demás Equipos	9.435.884.486
Conservaciones Ampliaciones y Mejoras	200.000.000
Activos Intangibles	15.000.000
Total	**99.277.041.539**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Pediatría	Paciente	10.726
Cirugía	Paciente	9.350
Medicina	Paciente	5.365
Ginecología y Obstetricia	Paciente	15.330
Medicina Crítica y Emergencia	Paciente	498
Cirugía Pediátrica General	Intervención	2.334
Ginecología y Obstetricia	Intervención	1.241
Neurocirugía	Intervención	441
Cardiovascular	Intervención	280
Transplante Renal	Intervención	19
Tórax	Intervención	687
Cesáreas	Intervención	3.222

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**2.448**	**16.576.557.430**
Directivo	2	36.881.832
Profesional y Técnico	519	4.404.264.346
Administrativo	117	1.075.574.977
Médico	371	4.646.878.283
Obrero	1.439	6.412.957.992
Personal Contratado	**547**	**3.271.166.667**
Directivo	1	11.441.513
Profesional y Técnico	78	485.587.225
Administrativo	64	399.184.933
Médico	108	1.136.387.348
Obrero	296	1.238.565.648
TOTAL	**2.995**	**19.847.724.097**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	255	1.546.577.356
VI	521.236 - 571.235	4	27.225.926
VII	571.236 - 621.235	8	58.259.496
VIII	621.236 - 671.235	1	7.592.172
IX	671.236 - 721.235		
X	721.236 - 771.235	386	3.425.510.714
XI	771.236 - 821.235	226	2.120.371.964
XII	821.236 - 871.235	22	223.498.538
XIII	871.236 - 921.235	6	64.963.170
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	114	1.366.549.510
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	238	3.355.651.611
	TOTAL	**1.260**	**12.196.200.457**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	1.083	4.517.071.904
III	371.236 - 421.235	626	2.999.070.776
IV	421.236 - 471.235	26	135.380.960
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**1.735**	**7.651.523.640**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	05	06
4.01	6.191.817.507	10.955.209.662	6.449.777.465	5.467.984.794	4.487.383.207	9.906.846.502
4.02	5.291.483.974	5.213.782.300	5.006.577.837	2.253.348.535	5.584.160.278	1.510.002.524
4.03	13.021.597	60.617.781	25.145.153	36.819.689	60.617.785	54.331.492
4.04	380.286.949	1.772.499.868	891.814.231	391.654.225	2.606.444.346	3.367.018.245
TOTAL	**11.876.610.027**	**18.002.109.611**	**12.373.314.686**	**8.149.807.243**	**12.738.605.616**	**14.838.198.763**

PROGRAMAS POR PARTIDAS (Continuación)

Código	07	08	99	TOTAL
4.01	1.729.593.779	12.190.391.784		**57.379.004.700**
4.02	20.720.446	1.020.481.983		**25.900.557.877**
4.03	3.143.144	4.536.509.386		**4.790.206.027**
4.04	194.277.028	429.889.594		**10.033.884.486**
4.08			1.173.388.449	**1.173.388.449**
TOTAL	**1.947.734.397**	**18.177.272.747**	**1.173.388.449**	**99.277.041.539**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Medicina	11.876.610.027
02	Cirugía	18.002.109.611
03	Pediatría	12.373.314.686
04	Obstetricia	8.149.807.243
05	Medicina Crítica	12.738.605.616
06	Apoyo, Diagnóstico al Tratamiento y Estadísticas	14.838.198.763
07	Docencia e Investigación	1.947.734.397
08	Administración	18.177.272.747
99	Partidas no Asignables a Programas	1.173.388.449
	TOTAL	**99.277.041.539**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	57.379.004.700
4.02	Materiales y Suministros	25.900.557.877
4.03	Servicios no Personales	4.790.206.027
4.04	Activos Reales	10.033.884.486
4.08	Otros Gastos de Instituciones Descentralizadas	1.173.388.449
	TOTAL	**99.277.041.539**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**98.103.653.090**
Transferencias Para Financiar Gastos Corrientes	98.103.653.090
Del Sector Público	98.103.653.090
De la Administración Central	98.103.653.090
Recursos Ordinarios	98.103.653.090
B. Gastos Corrientes	**89.243.157.053**
Gastos de Consumo	89.243.157.053
Gastos de Personal	57.379.004.700
Materiales y Suministros	25.900.557.877
Servicios no Personales	4.790.206.027
Otros Gastos de Instituciones Descentralizadas	1.173.388.449
Depreciación y Amortización	1.173.388.449
C. Resultado Económico : Ahorro/(Desahorro)	**8.860.496.037**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**10.033.884.486**
Ahorro en la Cuenta Corriente	8.860.496.037
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	1.173.388.449
B. Gastos de Capital	**10.033.884.486**
Activos Reales	10.018.884.486
Repuestos y Reparaciones Mayores	383.000.000
Adquisición de Maquinarias y Demás Equipos	9.435.884.486
Conservaciones Ampliaciones y Mejoras	200.000.000
Activos Intangibles	15.000.000
C. Resultado Financiero Equilibrado	

A0181
Servicio Autónomo Instituto de Biomedicina

SERVICIO AUTÓNOMO INSTITUTO DE BIOMEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El SAIB es un Organismo adscrito al Ministerio de Salud y Desarrollo Social (MSDS), vinculado a la Universidad Central de Venezuela (UCV) y al Hospital Vargas de Caracas (HV). Está orientado a la investigación y control de diversas enfermedades endémicas (lepra, leishmaniasis, oncocercosis, chagas, tuberculosis, parasitosis intestinal, etc) desde la perspectiva de la atención integral en salud, investigaciones operacionales y socio-epidemiológicas; así como el desarrollo de la docencia y capacitación de recursos humanos, tanto en el área académica universitaria como en los servicios y programas de salud asociados a las referidas endemias.

En este sentido, el SAIB se desempeña como organismo normativo de la investigación y control de las enfermedades endémicas, asociado al desarrollo de la docencia y las investigaciones, concentrando sus metas en la ejecución de los programas del control y prevención de la lepra, leishmaniasis y oncocercosis o ceguera de los ríos, cuyo nombre obedece al padecimiento de ceguera en los afectados; además realizan investigaciones en el área de la tuberculosis, parasitosis intestinal, diarreas infantiles, micosis y otras afecciones.

Para 2005 se prevé, en el caso de la lepra, detectar y controlar 2.126 pacientes y suministrar 19.152 tratamientos. Con respecto a la leishmaniasis se diagnosticarán y atenderán un total de 5.140 pacientes y se producirán 150.000 vacunas especiales para el tratamiento de esta enfermedad. Por otro lado, la oncocercosis se controlará este año a través de evaluaciones entomológicas a 625 comunidades. Se aplicará tratamiento con invermectina a 195.608 personas; atendiendo a 40.000 pacientes con enfermedades dermatológicas y se realizarán 52 proyectos de investigación con el propósito de abocarse a devolver la salud a los sectores sociales afligidos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.130.035.545**
Transferencias para Financiar Gastos Corrientes	2.950.035.545
Del Sector Público	2.950.035.545
Otros Ingresos Corrientes	180.000.000
Ingresos de la Propiedad	180.000.000
Recursos de Capital	**204.907.355**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	204.907.355
Recursos Financieros	**192.892.162**
Activos Financieros	192.892.162
Disminución de Caja y Bancos	10.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	182.892.162
TOTAL	**3.527.835.062**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.426.930.704**
Gastos de Consumo	3.426.930.704
Gastos de Personal	2.891.944.552
Materiales y Suministros	118.390.389
Servicios no Personales	211.688.408
Otros Gastos de Instituciones Descentralizadas	204.907.355
Depreciación y Amortización	204.907.355
Gastos de Capital	**20.606.710**
Activos Reales	20.606.710
Repuestos y Reparaciones Mayores	3.000.000
Adquisición de Maquinarias y Demás Equipos	15.606.710
Obras de Infraestructuras - Estudios y Proyectos	2.000.000
Aplicaciones Financieras	**80.297.648**
Pasivos Financieros	80.297.648
Servicio de la Deuda Pública y Disminución de Otros Pasivos	80.297.648
Disminución de Cuentas y Efectos a Pagar	80.297.648
Total	**3.527.835.062**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Control de Lepra		
Detección de Casos, Atención de Pacientes en Control	Paciente	2.126
Tratamiento Suministrado	Tratamiento	19.152
Control de Leishmaniasis		
Aplicación de Inmunoterapia (vacunas)	Vacuna	5.944
Aplicación de Tratamiento con Glucantime	Ampolla	4.280
Diagnóstico de Casos, Atención de Pacientes en Control	Paciente	5.140
Elaboración de Productos Biológicos Para Diagnóstico e Inmunoterapia	Vacuna	150.000
Control de Oncocercosis		
Evaluaciones Entomológicas, Comunidad Evaluada	Comunidad	625
Tratamiento de de Intermectina (mectizan)	Persona	195.608
Atención y Control de Enfermedades Dermatológicas (Dermatología en General, Psoriasis, Vitiligo, Micología, Alergía, Dermatitis, Estomatología, Colagenósis, entre otras)	Paciente	40.000
Capacitación de enfermedades dermatológicas	Alumno	172
Capacitación en servicio	Pasante	2.470
Ejecución de Proyectos de Investigación	Proyecto	17
	Publicación	52

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**124**	**892.413.940**
Directivo	1	13.958.616
Profesional y Técnico	25	221.539.447
Administrativo	43	193.312.920
De Investigación	8	104.779.067
Médico	14	212.293.570
Obrero	33	146.530.320
Personal Contratado	**62**	**455.901.124**
Profesional y Técnico	42	378.017.032
Obrero	20	77.884.092
TOTAL	**186**	**1.348.315.064**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	7.129.161
II	321.236 - 371.235	41	181.403.214
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	2	11.710.427
VI	521.236 - 571.235		
VII	571.236 - 621.235	5	35.105.050
VIII	621.236 - 671.235	9	67.682.536
IX	671.236 - 721.235		
X	721.236 - 771.235	33	290.821.307
XI	771.236 - 821.235	10	98.272.283
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	4	44.880.001
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	2	25.344.001
XVII	1.071.236 - MAS	25	361.552.672
	TOTAL	**133**	**1.123.900.652**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	53	224.414.412
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**53**	**224.414.412**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	1.282.701.058	581.614.829	1.027.628.665		**2.891.944.552**
4.02	40.641.965	28.580.153	49.168.271		**118.390.389**
4.03	175.026.110	18.162.298	18.500.000		**211.688.408**
4.04	15.106.710		5.500.000		**20.606.710**
4.06				80.297.648	**80.297.648**
4.08				204.907.355	**204.907.355**
TOTAL	**1.513.475.843**	**628.357.280**	**1.100.796.936**	**285.205.003**	**3.527.835.062**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Central de Apoyo	1.513.475.843
02	Control de Enfermedades Endémicas	628.357.280
03	Investigación y Docencia	1.100.796.936
99	Partidas no Asignables a Programas	285.205.003
	TOTAL	**3.527.835.062**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	2.891.944.552
4.02	Materiales y Suministros	118.390.389
4.03	Servicios no Personales	211.688.408
4.04	Activos Reales	20.606.710
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	80.297.648
4.08	Otros Gastos de Instituciones Descentralizadas	204.907.355
	TOTAL	**3.527.835.062**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.130.035.545**
Transferencias Para Financiar Gastos Corrientes	2.950.035.545
Del Sector Público	2.950.035.545
De la Administración Central	2.950.035.545
Recursos Ordinarios	2.950.035.545
Otros Ingresos Corrientes	180.000.000
Ingresos de la Propiedad	180.000.000
Intereses por Dinero en Depósitos	180.000.000
B. Gastos Corrientes	**3.426.930.704**
Gastos de Consumo	3.426.930.704
Gastos de Personal	2.891.944.552
Materiales y Suministros	118.390.389
Servicios no Personales	211.688.408
Otros Gastos de Instituciones Descentralizadas	204.907.355
Depreciación y Amortización	204.907.355
C. Resultado Económico : Ahorro/ (Desahorro)	**(296.895.159)**
II. Cuenta Capital	
A. Recursos de Capital	**(91.987.804)**
Desahorro en la Cuenta Corriente	(296.895.159)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	204.907.355
B. Gastos de Capital	**20.606.710**
Activos Reales	20.606.710
Repuestos y Reparaciones Mayores	3.000.000
Adquisición de Maquinarias y Demás Equipos	15.606.710
Obras de Infraestructura	2.000.000
C. Resultado Financiero: Superávit/ (Déficit)	**(112.594.514)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**192.892.162**
Activos Financieros	192.892.162
Disminución de Cajas y Bancos	10.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	182.892.162
B. Aplicaciones Financieras	**192.892.162**
Pasivos Financieros	80.297.648
Servicio de la Deuda y Disminución de Otros Pasivos	80.297.648
Disminución de Cuentas y Efectos a Pagar	80.297.648
Déficit Financiero	112.594.514

A0305

Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

FUNDACIÓN "CENTRO DE ESTUDIOS BIOLÓGICOS SOBRE CRECIMIENTO Y DESARROLLO DE LA POBLACIÓN VENEZOLANA" (FUNDACREDESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Centro de Estudios sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA), tiene cono actividad principal, investigar y estudiar los cambios que continuamente se producen en la sociedad venezolana ante la incidencia e influencia de factores de tipo cultural, ambiental y socioeconómico.

Para 2005 la Fundación contará con un presupuesto de Bs. 2.062,5 millones, constituidos en un 89,6% (Bs. 1.847,9 millones) por aportes corrientes del Ejecutivo Nacional. Dichos recursos permitirán cubrir gastos de funcionamiento, así como el desarrollo de proyectos de investigación científica, publicaciones, y formación profesional, entre otros, con la finalidad de dar cumplimiento a las metas de investigación sobre los cambios que continuamente se producen en la sociedad venezolana, lo cual permitirá que el Estado venezolano, tome las decisiones y medidas pertinentes, que contribuyan a fortalecer los aspectos culturales y de salud, que afecten las diversas comunidades, estableciendo como prioridad aquellos estudios enmarcados dentro de las áreas estratégicas que permitan consolidar el Sistema Nacional de Salud.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.927.369.925**
Transferencias para Financiar Gastos Corrientes	1.847.869.925
Del Sector Público	1.847.869.925
Ingresos por Actividades Propias	31.500.000
Venta de Bienes	31.500.000
Otros Ingresos Corrientes	48.000.000
Ingresos de la Propiedad	48.000.000
Recursos de Capital	**49.190.959**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	49.190.959
Recursos Financieros	**85.953.000**
Activos Financieros	85.953.000
Disminución de Caja y Bancos	85.953.000
TOTAL	**2.062.513.884**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.958.254.763**
Gastos de Consumo	1.910.020.380
Gastos de Personal	1.636.327.462
Materiales y Suministros	52.918.960
Servicios no Personales	171.582.999
Otros Gastos de Instituciones Descentralizadas	49.190.959
Depreciación y Amortización	49.190.959
Otros Gastos Corrientes	48.234.383
Transferencias	48.234.383
Transferencias Corrientes al Sector Privado	48.234.383
Gastos de Capital	**69.400.000**
Activos Reales	31.000.000
Adquisición de Maquinarias y Demás Equipos	31.000.000
Activos Intangibles	38.400.000
Aplicaciones Financieras	**34.859.121**
Pasivos Financieros	34.859.121
Servicio de la Deuda Pública y Disminución de Otros Pasivos	34.859.121
Disminución de Cuentas y Efectos a Pagar	34.859.121
Total	**2.062.513.884**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Estudio de las condiciones de vida de la población venezolana		
Principales ciudades	Hogar	1.726
Informe técnico de principales ciudades	Documento Técnico	1
Cursos		
Maduración esquelética	Curso	1
Introducción al desarrollo humano	Curso	2
Técnicas antropométricas	Curso	2
Método de estratificación social Graffar Méndez Castellanos	Curso	2
Diseño estadístico para estudios de poblaciones humanas	Curso	2
Crecimiento, desarrollo y nutrición humana normal	Curso	2
Estandarización en medidas antropométricas avanzado	Curso	2
Evaluación del crecimiento, maduración física y estado nutricional individual y poblacional	Curso	2
Publicaciones		
Libro "Hacia la maduración neurológica del recién nacido venezolano"	Libro	1
Libro "Curvas de crecimiento para uso clínico"	Libro	1
Artículos en revistas científicas nacionales e internacionales	Artículo Científico	10
Estratificación social a partir de la base censal 2001	Documento Técnico	2
Desarrollo del sistema de indicadores	Documento Técnico	2
Certificación internacional de FUNDACREDESA como centro de investigación a partir de la implementación del sistema de gestión de calidad bajo los requerimientos de la norma ISO 9001:2000	Certificación	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**64**	**593.655.523**
Directivo	17	303.347.312
Profesional y Técnico	8	62.102.266
Administrativo	10	59.519.964
De Investigación	22	141.702.493
Obrero	7	26.983.488
Personal Contratado	**13**	**51.999.030**
Administrativo	4	10.940.262
De Investigación	8	37.203.984
Obrero	1	3.854.784
TOTAL	**77**	**645.654.553**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	8	23.577.473
II	321.236 - 371.235	8	35.620.101
III	371.236 - 421.235	3	14.403.744
IV	421.236 - 471.235	3	16.242.437
V	471.236 - 521.235	6	35.841.936
VI	521.236 - 571.235		
VII	571.236 - 621.235	9	63.060.064
VIII	621.236 - 671.235	7	52.691.867
IX	671.236 - 721.235	5	41.543.801
X	721.236 - 771.235		
XI	771.236 - 821.235	3	28.487.545
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	17	303.347.313
	TOTAL	**69**	**614.816.281**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	8	30.838.272
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**8**	**30.838.272**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	5	46.844.379
Jubilado	5	46.844.379
TOTAL	**5**	**46.844.379**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	1.636.327.462		1.636.327.462
4.02	52.918.960		52.918.960
4.03	171.582.999		171.582.999
4.04	69.400.000		69.400.000
4.06	34.859.121		34.859.121
4.07	48.234.383		48.234.383
4.08		49.190.959	49.190.959
TOTAL	**2.013.322.925**	**49.190.959**	**2.062.513.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Estudio Condiciones de Vida del Venezolano	2.013.322.925
99	Partidas no Asignables a Programas	49.190.959
	TOTAL	**2.062.513.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	1.636.327.462
4.02	Materiales y Suministros	52.918.960
4.03	Servicios no Personales	171.582.999
4.04	Activos Reales	69.400.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	34.859.121
4.07	Transferencias	48.234.383
4.08	Otros Gastos de Instituciones Descentralizadas	49.190.959
	TOTAL	**2.062.513.884**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.927.369.925**
Transferencias Para Financiar Gastos Corrientes	1.847.869.925
Del Sector Público	1.847.869.925
De la Administración Central	1.847.869.925
Recursos Ordinarios	1.847.869.925
Ingresos por Actividades Propias	31.500.000
Venta de Bienes	31.500.000
Otros Ingresos Corrientes	48.000.000
Ingresos de la Propiedad	48.000.000
Intereses por Dinero en Depósitos	48.000.000
B. Gastos Corrientes	**1.958.254.763**
Gastos de Consumo	1.910.020.380
Gastos de Personal	1.636.327.462
Materiales y Suministros	52.918.960
Servicios no Personales	171.582.999
Otros Gastos de Instituciones Descentralizadas	49.190.959
Depreciación y Amortización	49.190.959
Otros Gastos Corrientes	48.234.383
Transferencias	48.234.383
Transferencias Corrientes al Sector Privado	48.234.383
C. Resultado Económico : Ahorro/(Desahorro)	**(30.884.838)**
II. Cuenta Capital	
A. Recursos de Capital	**18.306.121**
Desahorro en la Cuenta Corriente	(30.884.838)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	49.190.959
B. Gastos de Capital	**69.400.000**
Activos Reales	31.000.000
Adquisición de Maquinarias y Demás Equipos	31.000.000
Activos Intangibles	38.400.000
C. Resultado Financiero : Superávit / (Déficit)	**(51.093.879)**
III. Cuenta Financiera	
A. Recursos Financieros	**85.953.000**
Activos Financieros	85.953.000
Disminución de Cajas y Bancos	85.953.000
B. Aplicaciones Financieras	**85.953.000**
Pasivos Financieros	34.859.121
Servicio de la Deuda y Disminución de Otros Pasivos	34.859.121
Disminución de Cuentas y Efectos a Pagar	34.859.121
Déficit Financiero	51.093.879

A0306
Fundación "José Félix Ribas" (FUNDARIBAS)

FUNDACIÓN "JOSÉ FÉLIX RIBAS"(FUNDARIBAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación fue creada en el año 1986 y tiene por objeto el funcionamiento, mantenimiento y financiamiento de las comunidades terapéuticas, prevención, rehabilitación e investigación científica sobre el uso de modo inadecuado, abusivo y fuera de la prescripción facultativa, de sustancias estupefacientes y psicotrópicas.

La Institución desarrolla dos programas fundamentales :

Tratamiento: Este programa tiene como objetivo planificar, ejecutar y desarrollar programas y acciones de asistencia integral, dirigidas al sector de la población afectada por el uso y abuso de drogas. Las acciones están dirigidas a

-Brindar asistencia integral al sector de la población afectada por el consumo de sustancias estupefacientes y psicotrópicas.

-Incorporar a la familia del consumidor en el sistema de asistencia integral, a objeto de mantener la recuperación y promover la salud familiar.

-Ofrecer a los usuarios asistencia integral a través de diversas técnicas que permitan la atención en los diferentes niveles de salud.

-Registrar y sistematizar la información sobre la población atendida, su volumen y características, así como evaluar los procedimientos y procesos de tratamiento para ajustar los programas.

-Orientar el tratamiento hacia la ejecución de un proyecto de vida personal, coherente con el logro de unas condiciones de vida satisfactorias.

-Constituir una red institucional de tratamiento, rehabilitación y reinserción social que de respuesta a las necesidades de los usuarios y sus familiares.

Prevención: Este programa tiene por objetivo intervenir en grupos, comunidades e instituciones, con la finalidad de mejorar la calidad de vida de la población a través de estrategias preventivas que permitan el abordaje del problema del consumo de drogas. Las acciones están dirigidas a :

-Formar y capacitar multiplicadores en materia de prevención integral ante las drogas.

-Promover en la población prácticas alternativas que contrasten los factores de riesgo y desarrollen estilos de vida positivos, saludables y autónomos.

-Promover el desarrollo y consolidación de una red de prevención integral a nivel nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**3.873.731.782**
Transferencias para Financiar Gastos Corrientes	3.771.414.782
Del Sector Público	3.771.414.782
Ingresos por Actividades Propias	102.317.000
Venta de Bienes	102.317.000
Recursos de Capital	**11.315.772**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	11.315.772
Recursos Financieros	**249.437.866**
Activos Financieros	87.838.402
Disminución de Caja y Bancos	87.838.402
Pasivos Financieros	161.599.464
Incremento de Pasivos no Circulantes	161.599.464
TOTAL	**4.134.485.420**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.999.530.909**
Gastos de Consumo	3.975.000.909
Gastos de Personal	3.489.465.828
Materiales y Suministros	183.216.000
Servicios no Personales	291.003.309
Otros Gastos de Instituciones Descentralizadas	11.315.772
Depreciación y Amortización	11.315.772
Otros Gastos Corrientes	24.530.000
Transferencias	24.530.000
Transferencias Corrientes al Sector Público	24.530.000
Gastos de Capital	**40.416.326**
Activos Reales	40.416.326
Adquisición de Maquinarias y Demás Equipos	40.416.326
Aplicaciones Financieras	**94.538.185**
Pasivos Financieros	94.538.185
Servicio de la Deuda Pública y Disminución de Otros Pasivos	94.538.185
Disminución de Cuentas y Efectos a Pagar	94.538.185
Total	**4.134.485.420**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
PROGRAMA PREVENCIÓN		
Talleres para:		
Adolescentes	Adolescente	2.500
Padres y Representantes	Padre /Representante	1.300
Docentes y Promotores Comunitarios	Docente/Promotor	330
Capacitación Laboral para Adolescentes	Adolescente	160
Acción Preventiva en Drogas a Niños (as) y Adolescentes Vinculados al Ámbito Comunitario	Niño(a) /Adolescente	31.000
PROGRAMA TRATAMIENTO		
Niños (as) que Habitan en la Calle Drogodependiente	Niño(a)	20
Adolescentes y Jóvenes Drogodependientes	Adolescente	2.095
Adulto Drogodependiente	Adulto	11.446
Familiar de Paciente Drogodependiente	Persona	18.500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**166**	**1.367.954.533**
Directivo	27	461.571.933
Profesional y Técnico	98	648.821.454
Administrativo	25	147.551.458
Médico	9	83.025.948
Obrero	7	26.983.740
Personal Contratado	**6**	**108.000.000**
Profesional y Técnico	6	108.000.000
TOTAL	**172**	**1.475.954.533**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	98	715.433.199
VIII	621.236 - 671.235	9	72.196.476
IX	671.236 - 721.235		
X	721.236 - 771.235	25	225.017.698
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	27	328.323.420
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	6	108.000.000
	TOTAL	**165**	**1.448.970.793**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	7	26.983.740
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**7**	**26.983.740**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**1**	**6.539.047**
Jubilado	1	6.539.047
TOTAL	**1**	**6.539.047**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	1.315.002.249	426.112.340	1.748.351.239		**3.489.465.828**
4.02	46.299.000	20.850.000	116.067.000		**183.216.000**
4.03	112.167.717	29.492.500	149.343.092		**291.003.309**
4.04	36.152.826	2.000.000	2.263.500		**40.416.326**
4.06				94.538.185	**94.538.185**
4.07	24.530.000				**24.530.000**
4.08				11.315.772	**11.315.772**
TOTAL	**1.534.151.792**	**478.454.840**	**2.016.024.831**	**105.853.957**	**4.134.485.420**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección General	1.534.151.792
02	Prevención	478.454.840
03	Tratamiento	2.016.024.831
99	Partidas no Asignables a Programas	105.853.957
	TOTAL	**4.134.485.420**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.489.465.828
4.02	Materiales y Suministros	183.216.000
4.03	Servicios no Personales	291.003.309
4.04	Activos Reales	40.416.326
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	94.538.185
4.07	Transferencias	24.530.000
4.08	Otros Gastos de Instituciones Descentralizadas	11.315.772
	TOTAL	**4.134.485.420**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.873.731.782**
Transferencias para Financiar Gastos Corrientes	3.771.414.782
Del Sector Público	3.771.414.782
De la Administración Central	3.699.414.782
Recursos Ordinarios	3.699.414.782
De Gobiernos Estadales	48.000.000
De Gobiernos Municipales	24.000.000
Ingresos por Actividades Propias	102.317.000
Venta de Bienes	102.317.000
B. Gastos Corrientes	**3.999.530.909**
Gastos de Consumo	3.975.000.909
Gastos de Personal	3.489.465.828
Materiales y Suministros	183.216.000
Servicios no Personales	291.003.309
Otros Gastos de Instituciones Descentralizadas	11.315.772
Depreciación y Amortización	11.315.772
Otros Gastos Corrientes	24.530.000
Transferencias	24.530.000
Transferencias Corrientes al Sector Público	24.530.000
Transferencia al Sector Publico	24.000.000
Transferencias al Sector Privado	530.000
C. Resultado Económico : Ahorro/(Desahorro)	**(125.799.127)**
II. Cuenta Capital	
A. Recursos de Capital	**(114.483.355)**
Desahorro en la Cuenta Corriente	(125.799.127)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	11.315.772
B. Gastos de Capital	**40.416.326**
Activos Reales	40.416.326
Adquisición de Maquinarias y Demás Equipos	40.416.326
C. Resultado Financiero : Superávit / (Déficit)	**(154.899.681)**
III. Cuenta Financiera	
A. Recursos Financieros	**249.437.866**
Activos Financieros	87.838.402
Disminución de Cajas y Bancos	87.838.402
Pasivos Financieros	161.599.464
Incremento de Pasivos no Circulantes	161.599.464
B. Aplicaciones Financieras	**249.437.866**
Pasivos Financieros	94.538.185
Servicio de la Deuda y Disminución de Otros Pasivos	94.538.185
Disminución de Cuentas y Efectos a Pagar	94.538.185
Déficit Financiero	154.899.681

A0331
Fondo de Inversión Social de Venezuela
(FONVIS)

FONDO DE INVERSIÓN SOCIAL DE VENEZUELA (FONVIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Fundación Fondo de Inversión Social de Venezuela tiene como objetivo la promoción y el financiamiento de programas y proyectos, en correspondencia con las estrategias de desarrollo establecidas por el Ejecutivo Nacional, con el fin de contribuir a mejorar los niveles de vida de la población en situación de pobreza de las áreas urbanas y rurales del país.

La Fundación para el año 2005 continuará con el manejo del "Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)", el cual tiene como objetivo crear un mecanismo piloto de coparticipación público – privado, para financiar proyectos y actividades tendentes a aumentar la cobertura de los servicios sociales destinados a los sectores más excluidos por la red social del estado. Igualmente, se propone adelantar el fortalecimiento institucional de las organizaciones de la sociedad civil involucradas y la consolidación de los canales de participación comunitaria. Adicionalmente, le asignan el manejo de los programas Casa de la Mujer, Fortalecimiento a la Gestión Comunitaria y Comunidades Saludables.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**10.881.006.467**
Transferencias para Financiar Gastos Corrientes	10.500.006.467
Del Sector Público	10.500.006.467
Ingresos por Actividades Propias	331.000.000
Venta de Bienes	331.000.000
Otros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	50.000.000
Recursos de Capital	**150.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.000.000
Recursos Financieros	**4.393.760.462**
Activos Financieros	4.393.760.462
Disminución de Caja y Bancos	1.184.052.929
Disminución de Inversiones Temporales	3.044.707.533
Disminución de Cuentas y Efectos a Cobrar	165.000.000
TOTAL	**15.424.766.929**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**13.916.350.929**
Gastos de Consumo	8.698.300.562
Gastos de Personal	5.540.697.000
Materiales y Suministros	218.618.000
Servicios no Personales	2.788.985.562
Otros Gastos de Instituciones Descentralizadas	150.000.000
Depreciación y Amortización	150.000.000
Otros Gastos Corrientes	5.218.050.367
Transferencias	5.218.050.367
Transferencias Corrientes al Sector Privado	5.218.050.367
Gastos de Capital	**178.905.000**
Activos Reales	178.905.000
Adquisición de Maquinarias y Demás Equipos	178.905.000
Aplicaciones Financieras	**1.329.511.000**
Pasivos Financieros	1.329.511.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.329.511.000
Disminución de Cuentas y Efectos a Pagar	1.164.511.000
Disminución de Otros Pasivos Circulantes	165.000.000
Total	**15.424.766.929**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Programa Gestión de Organización Social (PAIS)		
Atención a Niños y Niñas y Adolescentes	Proyecto	2
Atención a la Mujer	Proyecto	8
Actividades Productivas	Proyecto	1
Atención a Adultos Mayores	Proyecto	8
Educación	Proyecto	2
Proyectos Productivos: Áreas de Pesca, Agricultura y Prestación de Servicios	Proyecto	3
Redes Sociales	Proyecto	5
Fortalecimiento de la Gestión Comunitaria y Gobiernos Locales	Proyecto	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**135**	**1.875.521.000**
Directivo	7	560.000.000
Profesional y Técnico	90	1.255.521.000
Administrativo	38	60.000.000
Personal Contratado	**10**	**40.750.000**
Directivo	2	11.000.000
Profesional y Técnico	5	21.000.000
Administrativo	3	8.750.000
TOTAL	**145**	**1.916.271.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	8.904.000
III	371.236 - 421.235	2	10.109.640
IV	421.236 - 471.235	5	28.260.000
V	471.236 - 521.235	8	50.016.000
VI	521.236 - 571.235	1	6.854.820
VII	571.236 - 621.235	6	44.712.000
VIII	621.236 - 671.235	5	40.200.000
IX	671.236 - 721.235	5	43.200.000
X	721.236 - 771.235	4	37.008.000
XI	771.236 - 821.235	12	118.224.000
XII	821.236 - 871.235	11	114.972.000
XIII	871.236 - 921.235	14	154.728.000
XIV	921.236 - 971.235	16	186.432.000
XV	971.236 - 1.021.235	15	183.822.300
XVI	1.021.236 - 1.071.235	15	192.798.000
XVII	1.071.236 - MAS	24	696.030.240
	TOTAL	**145**	**1.916.271.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	03	04	05	99	TOTAL
4.01	2.134.950.000	1.143.258.000	2.135.489.000	127.000.000		**5.540.697.000**
4.02	53.850.000	80.055.000		84.713.000		**218.618.000**
4.03	239.300.000	1.281.101.000		1.268.584.562		**2.788.985.562**
4.04		178.905.000				**178.905.000**
4.06					1.329.511.000	**1.329.511.000**
4.07		5.218.050.367				**5.218.050.367**
4.08					150.000.000	**150.000.000**
TOTAL	**2.428.100.000**	**7.901.369.367**	**2.135.489.000**	**1.480.297.562**	**1.479.511.000**	**15.424.766.929**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	2.428.100.000
03	Apoyo a la Iniciativa de Gestión Social - PAIS	7.901.369.367
04	Inversión y Desarrollo Social - PROINDES	2.135.489.000
05	Infraestructura Social y de Salud	1.480.297.562
99	Partidas no Asignables a Programas	1.479.511.000
	TOTAL	**15.424.766.929**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.540.697.000
4.02	Materiales y Suministros	218.618.000
4.03	Servicios no Personales	2.788.985.562
4.04	Activos Reales	178.905.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.329.511.000
4.07	Transferencias	5.218.050.367
4.08	Otros Gastos de Instituciones Descentralizadas	150.000.000
	TOTAL	**15.424.766.929**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.881.006.467**
Transferencias para Financiar Gastos Corrientes	10.500.006.467
Del Sector Público	10.500.006.467
De la Administración Central	10.500.006.467
Recursos Ordinarios	1.118.339.538
Programas y Proyectos	9.381.666.929
Programa Apoyo a las Iniciativas y Gestión de las Organizaciones de la Sociedad Civil (PAIS)	7.901.369.367
Programa Casa de la Mujer	691.625.000
Programa de Fortalecimiento a la Gestión Comunitaria	317.110.062
Programa de Comunidades Saludables	471.562.500
Ingresos por Actividades Propias	331.000.000
Venta de Bienes	331.000.000
Intereses por Dinero en Deposito	331.000.000
Otros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	50.000.000
Otros Ingresos de la Propiedad	50.000.000
Otros Ingresos por Intereses	50.000.000
B. Gastos Corrientes	**13.916.350.929**
Gastos de Consumo	8.698.300.562
Gastos de Personal	5.540.697.000
Materiales y Suministros	218.618.000
Servicios no Personales	2.788.985.562
Otros Gastos de Instituciones Descentralizadas	150.000.000
Depreciación y Amortización	150.000.000
Otros Gastos Corrientes	5.218.050.367
Transferencias	5.218.050.367
Transferencias Corrientes al Sector Privado	5.218.050.367
C. Resultado Económico : Ahorro/(Desahorro)	**(3.035.344.462)**
II. Cuenta Capital	
A. Recursos de Capital	**(2.885.344.462)**
Desahorro en la Cuenta Corriente	(3.035.344.462)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	150.000.000
B. Gastos de Capital	**178.905.000**
Activos Reales	178.905.000
Adquisición de Maquinarias y Demás Equipos	178.905.000
C. Resultado Financiero : Superávit / (Déficit)	**(3.064.249.462)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**4.393.760.462**
Activos Financieros	4.393.760.462
Disminución de Cajas y Bancos	1.184.052.929
Disminución de Inversiones Temporales	3.044.707.533
Disminución de Cuentas y Efectos a Cobrar	165.000.000
B. Aplicaciones Financieras	**4.393.760.462**
Pasivos Financieros	1.329.511.000
Servicio de la Deuda y Disminución de Otros Pasivos	1.329.511.000
Disminución de Cuentas y Efectos a Pagar	1.164.511.000
Disminución de Otros Pasivos Circulantes	165.000.000
Déficit Financiero	3.064.249.462

A0369

Fundación del Estado para la Orquesta
Nacional Juvenil de Venezuela (FESNOJIV)

FUNDACIÓN DEL ESTADO PARA LA ORQUESTA NACIONAL JUVENIL DE VENEZUELA (FESNOJIV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

FESNOJIV es una institución consagrada al rescate pedagógico, ocupacional y ético de la infancia y la juventud, mediante la formación musical y la práctica colectiva de la música en el seno de estructuras orquestales y corales; contribuye a crear un modelo de enseñanza musical y desarrollar un proyecto social que permite forjar la fraternidad, solidaridad, desarrollo de la autoestima, valores éticos y estéticos vinculados al quehacer musical y al desarrollo individual dentro de un ámbito colectivo, para convertirse en un instrumento eficaz de integración e inserción social.

Para el año 2005 la política de la Fundación se mantiene orientada a la apertura de oportunidades de inserción social y a la focalización de la acción institucional a través de programas de atención directa, con énfasis en poblaciones vulnerables. Por ello, el énfasis fundamental está dirigido a la consolidación de la red que integra el Sistema Nacional de Orquestas y Coros Infantiles y Juveniles de Venezuela, como aporte institucional a la organización comunitaria para la protección, desarrollo e integración social de los niños y jóvenes en situación de marginalidad social y económica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**48.969.928.813**
Transferencias Para Financiar Gastos Corrientes	48.660.881.813
Del Sector Público	48.660.881.813
Otros Ingresos Corrientes	309.047.000
Ingresos de la Propiedad	300.000.000
Otros Ingresos Diversos	9.047.000
Recursos de Capital	**180.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	180.000.000
Recursos Financieros	**3.510.952.477**
Activos Financieros	3.510.952.477
Disminución de Caja y Bancos	999.999.477
Disminución de Inversiones Temporales	510.953.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.000.000.000
TOTAL	**52.660.881.290**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**45.260.321.000**
Gastos de Consumo	43.393.048.000
Gastos de Personal	38.012.502.225
Materiales y Suministros	1.649.881.000
Servicios no Personales	3.550.664.775
Otros Gastos de Instituciones Descentralizadas	180.000.000
Depreciación y Amortización	180.000.000
Otros Gastos Corrientes	1.867.273.000
Transferencias	1.867.273.000
Transferencias Corrientes al Sector Privado	1.867.273.000
Gastos de Capital	**1.602.521.664**
Activos Reales	1.082.119.859
Obras de Infraestructuras - Estudios y Proyectos	1.082.119.859
Gastos Capitalizables	520.401.805
Gastos de Personal	405.261.005
Materiales y Suministros	6.203.200
Servicios no Personales	108.937.600
Aplicaciones Financieras	**5.798.038.626**
Pasivos Financieros	5.798.038.626
Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.798.038.626
Disminución de Cuentas y Efectos a Pagar	4.948.070.000
Disminución de Otros Pasivos no Circulantes	849.968.626
Total	**52.660.881.290**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Teoría Musical	Alumno	148.728
Instrucción Instrumental	Alumno	53.377
Formación de Jóvenes en la Fabricación y Reparación de Instrumentos Musicales	Alumno	216
Entrenamiento Orquestal	Concierto	11.875
Presentación Orquestal Nacional	Gira	2
Presentación Orquestal Internacional	Gira	3
Fortalecimiento Académico Musical	Consultoría	1
Fortalecimiento Institucional y Financiero	Contrato	1
Formación Profesional	Taller	87.120
Proyección Nacional e Internacional	Concierto	180

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**1.000**	**7.634.453.000**
Directivo	54	748.450.000
Profesional y Técnico	352	3.285.871.000
Administrativo	401	2.138.400.000
Docente	193	1.461.732.000
Personal Fijo a Tiempo Parcial	**541**	**1.947.590.000**
Docente	541	1.947.590.000
Personal Contratado	**1.349**	**9.299.178.000**
Profesional y Técnico	1.349	9.299.178.000
TOTAL	**2.890**	**18.881.221.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	505	895.664.000
II	321.236 - 371.235	319	1.271.983.000
III	371.236 - 421.235	207	957.117.000
IV	421.236 - 471.235	141	730.830.000
V	471.236 - 521.235	113	651.205.000
VI	521.236 - 571.235	121	789.654.000
VII	571.236 - 621.235	65	455.711.000
VIII	621.236 - 671.235	448	3.378.251.000
IX	671.236 - 721.235	262	2.186.499.000
X	721.236 - 771.235	211	1.849.419.000
XI	771.236 - 821.235	53	504.649.000
XII	821.236 - 871.235	55	557.433.000
XIII	871.236 - 921.235	132	1.387.386.000
XIV	921.236 - 971.235	50	555.984.000
.000XV	971.236 - 1.021.235	41	488.396.000
XVI	1.021.236 - 1.071.235	65	801.242.000
XVII	1.071.236 - MAS	102	1.419.798.000
	TOTAL	**2.890**	**18.881.221.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**20**	**138.346.000**
Jubilado	20	138.346.000
TOTAL	**20**	**138.346.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	99	TOTAL
4.01	13.420.537.000	18.258.193.230	6.739.033.000		**38.417.763.230**
4.02	81.493.000	1.341.561.200	233.030.000		**1.656.084.200**
4.03	840.530.000	2.391.629.375	427.443.000		**3.659.602.375**
4.04		1.082.119.859			**1.082.119.859**
4.06				5.798.038.626	**5.798.038.626**
4.07	163.390.000	1.576.383.000	127.500.000		**1.867.273.000**
4.08				180.000.000	**180.000.000**
TOTAL	**14.505.950.000**	**24.649.886.664**	**7.527.006.000**	**5.978.038.626**	**52.660.881.290**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Centrales	14.505.950.000
02	Formación Musical Básica y Desarrollo Orquestal y Coral	24.649.886.664
03	Difusión Cultural	7.527.006.000
99	Partidas no Asignables a Programas	5.978.038.626
	TOTAL	**52.660.881.290**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	38.417.763.230
4.02	Materiales y Suministros	1.656.084.200
4.03	Servicios no Personales	3.659.602.375
4.04	Activos Reales	1.082.119.859
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.798.038.626
4.07	Transferencias	1.867.273.000
4.08	Otros Gastos de Instituciones Descentralizadas	180.000.000
	TOTAL	**52.660.881.290**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**48.969.928.813**
Transferencias Para Financiar Gastos Corrientes	48.660.881.813
Del Sector Público	48.660.881.813
De la Administración Central	48.660.881.813
Recursos Ordinarios	47.058.360.149
Programas y Proyectos	1.602.521.664
Programa de Apoyo al Centro de Acción Social por la Música	1.602.521.664
Otros Ingresos Corrientes	309.047.000
Ingresos de la Propiedad	300.000.000
Intereses por Dinero en Depósitos	300.000.000
Otros Ingresos Diversos	9.047.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**45.260.321.000**
Gastos de Consumo	43.393.048.000
Gastos de Personal	38.012.502.225
Materiales y Suministros	1.649.881.000
Servicios no Personales	3.550.664.775
Otros Gastos de Instituciones Descentralizadas	180.000.000
Depreciación y Amortización	180.000.000
Otros Gastos Corrientes	1.867.273.000
Transferencias	1.867.273.000
Transferencias Corrientes al Sector Privado	1.867.273.000
C. Resultado Económico : Ahorro/(Desahorro)	**3.709.607.813**
II. Cuenta Capital	
A. Recursos de Capital	**3.889.607.813**
Ahorro en la Cuenta Corriente	3.709.607.813
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	180.000.000
B. Gastos de Capital	**1.602.521.664**
Activos Reales	1.082.119.859
Obras de Infraestructura	1.082.119.859
Gastos Capitalizables	520.401.805
Gastos de Personal	405.261.005
Materiales y Suministros	6.203.200
Servicios no Personales	108.937.600
C. Resultado Financiero : Superávit / (Déficit)	**2.287.086.149**
III. Cuenta Financiera	
A. Recursos Financieros	**5.798.038.626**
Activos Financieros	3.510.952.477
Disminución de Cajas y Bancos	999.999.477
Disminución de Inversiones Temporales	510.953.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.000.000.000
Superávit Financiero	2.287.086.149
B. Aplicaciones Financieras	**5.798.038.626**
Pasivos Financieros	5.798.038.626
Servicio de la Deuda y Disminución de Otros Pasivos	5.798.038.626
Disminución de Cuentas y Efectos a Pagar	4.948.070.000
Disminución de Otros Pasivos no Circulantes	849.968.626

A0818
Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indigena, Bolívar (CENASAI BOLIVAR)

SOCIEDAD CIVIL PARA EL CONTROL DE ENFERMEDADES ENDÉMICAS Y ASISTENCIA AL INDIGENA, BOLÍVAR (CENASAI BOLIVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Sociedad Civil CENASAI Bolívar tiene como actividad principal mejorar la calidad de vida de los indígenas del Estado Bolívar a través del control de las enfermedades endémicas e infecto-contagiosas. Las acciones del Organismo se complementan con las de Malariología y Saneamiento Ambiental del Ministerio de Salud y Desarrollo Social, atendiendo CENASAI Bolívar las regiones Maigualida Parguaza, Ikabaru Pionero, Cuyuní-ven, entre otras.

La base de creación es el Decreto Presidencial N° 706 publicado en la Gaceta Oficial N° 35.732 de fecha 14.06.95. Comienza a funcionar en el año 1996 y el patrimonio está constituido por aportes del Ministerio de Salud y Desarrollo Social, la Gobernación del Estado Bolívar y la Corporación Venezolana de Guayana (CVG).

La sociedad Civil desarrolla los siguientes programas:

Programa Atención Sanitaria al Indígena (ATSAI) tiene como objetivo prestar atención médica-odontológica integral a los indígenas que están fuera del alcance de los beneficios del Sistema Regional o Nacional de Salud.

Programa Sistema de Información Local al Indígena (SILOSAI), tiene como objetivo el establecimiento de un sistema local de salud del área rural, con la participación principal de los miembros de la comunidad.

En el año 2005 se tiene estimado realizar 26.250 consultas médico odontológicas, aplicar 7.560 dosis con la finalidad de inmunizar a la población indígena, practicar 14.298 exámenes de laboratorio, 13.376 visitas a casas, formación y capacitación de 10 personas .

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**1.415.120.266**
Transferencias Para Financiar Gastos Corrientes	1.415.120.266
Del Sector Público	1.415.120.266
Recursos de Capital	**7.832.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.832.000
Recursos Financieros	**126.540.537**
Activos Financieros	126.540.537
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	126.540.537
TOTAL	**1.549.492.803**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**1.266.383.039**
Gastos de Consumo	1.266.383.039
Gastos de Personal	946.551.308
Materiales y Suministros	257.973.731
Servicios no Personales	54.026.000
Otros Gastos de Instituciones Descentralizadas	7.832.000
Depreciación y Amortización	7.832.000
Gastos de Capital	**78.320.000**
Activos Reales	78.320.000
Repuestos y Reparaciones Mayores	2.000.000
Adquisición de Maquinarias y Demás Equipos	29.320.000
Obras de Infraestructuras - Estudios y Proyectos	47.000.000
Aplicaciones Financieras	**204.789.764**
Activos Financieros	204.789.764
Incremento de Caja y Bancos	204.789.764
Total	**1.549.492.803**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Atención Médica	Consulta	17.745
Inmunizaciones	Dosis/vacuna	7.560
Exámenes de Laboratorio	Examen	14.298
Consulta Odontológica	Consulta	8.505
Tratamientos	Tratamiento	22.995
Visitas a Casas	Visita	13.376

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Contratado	**91**	**555.182.000**
Profesional y Técnico	29	224.069.000
Obrero	62	331.113.000
TOTAL	**91**	**555.182.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	15.034.000
IV	421.236 - 471.235	6	31.268.000
V	471.236 - 521.235	2	12.207.000
VI	521.236 - 571.235	1	6.479.000
VII	571.236 - 621.235	5	34.907.000
VIII	621.236 - 671.235	1	7.531.000
IX	671.236 - 721.235	5	40.291.000
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	6	76.352.000
XVII	1.071.236 - MAS		
	TOTAL	**29**	**224.069.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	8	20.832.000
II	321.236 - 371.235		
III	371.236 - 421.235	3	15.034.000
IV	421.236 - 471.235	20	111.817.000
V	471.236 - 521.235	31	183.430.000
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**62**	**331.113.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	04	TOTAL
4.01	217.575.854	525.873.130	203.102.324	**946.551.308**
4.02	12.865.000	208.063.309	37.045.422	**257.973.731**
4.03	6.246.000	32.120.000	15.660.000	**54.026.000**
4.04		8.000.000	70.320.000	**78.320.000**
4.05	204.789.764			**204.789.764**
4.08		800.000	7.032.000	**7.832.000**
TOTAL	**441.476.618**	**774.856.439**	**333.159.746**	**1.549.492.803**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Apoyo y Coordinación Administrativa	441.476.618
02	Atención Sanitaria al Indígena	774.856.439
04	Sistema Local de Salud Indígena (SILOSAI)	333.159.746
	TOTAL	**1.549.492.803**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	946.551.308
4.02	Materiales y Suministros	257.973.731
4.03	Servicios no Personales	54.026.000
4.04	Activos Reales	78.320.000
4.05	Activos Financieros	204.789.764
4.08	Otros Gastos de Instituciones Descentralizadas	7.832.000
	TOTAL	**1.549.492.803**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.415.120.266**
Transferencias para Financiar Gastos Corrientes	1.415.120.266
Del Sector Público	1.415.120.266
De la Administración Central	815.120.266
Recursos Ordinarios	815.120.266
De Empresas Públicas no Financieras	300.000.000
De Gobiernos Estadales	300.000.000
B. Gastos Corrientes	**1.266.383.039**
Gastos de Consumo	1.266.383.039
Gastos de Personal	946.551.308
Materiales y Suministros	257.973.731
Servicios no Personales	54.026.000
Otros Gastos de Instituciones Descentralizadas	7.832.000
Depreciación y Amortización	7.832.000
C. Resultado Económico : Ahorro/(Desahorro)	**148.737.227**
II. Cuenta Capital	
A. Recursos de Capital	**156.569.227**
Ahorro en la Cuenta Corriente	148.737.227
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	7.832.000
B. Gastos de Capital	**78.320.000**
Activos Reales	78.320.000
Repuestos y Reparaciones Mayores	2.000.000
Adquisición de Maquinarias y Demás Equipos	29.320.000
Obras de Infraestructura	47.000.000
C. Resultado Financiero : Superávit / (Déficit)	**78.249.227**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
III. Cuenta Financiera	
A. Recursos Financieros	**204.789.764**
Activos Financieros	126.540.537
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	126.540.537
Superávit Financiero	78.249.227
B. Aplicaciones Financieras	**204.789.764**
Activos Financieros	204.789.764
Incremento de Caja y Bancos	204.789.764

A0907
Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

INSTITUTO DE ALTOS ESTUDIOS "DR. ARNOLDO GABALDÓN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Organismo tiene como objetivo desarrollar programas de formación y capacitación de profesionales, técnicos y líneas de investigación en el área de salud pública, con la finalidad de contribuir a la creación de equipos multidisciplinarios, elevada capacidad técnica y científica, que respondan, de forma oportuna, a las necesidades sociales acordes con las tendencias en salud pública, educación, ciencia y tecnología a nivel nacional e internacional.

La Institución cuenta con un centro de estudios especializados en enfermedades endémicas, salud ambiental, salud pública, ocupacional e higiene del ambiente laboral. Los programas académicos de postgrado se realizan mediante convenios e intercambios con Universidades Nacionales e Internacionales. Entre las Universidades Nacionales destacan: Central de Venezuela, de los Andes, Simón Rodríguez; a nivel Internacional se realizan intercambios con las Universidades; Québec (Montreal), Houston (Texas), Nova University (sur de Florida), de Porto (Portugal), Libre de Brusellas y las Escuelas de Salud Pública (Cuba) y Oswaldo Feo Cruz (Brasil).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.859.642.043**
Transferencias para Financiar Gastos Corrientes	4.359.642.043
Del Sector Público	4.359.642.043
Ingresos por Actividades Propias	500.000.000
Venta de Servicios	500.000.000
Recursos de Capital	**200.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	200.000.000
TOTAL	**5.059.642.043**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.688.732.043**
Gastos de Consumo	4.688.732.043
Gastos de Personal	3.339.881.097
Materiales y Suministros	379.715.069
Servicios no Personales	769.135.877
Otros Gastos de Instituciones Descentralizadas	200.000.000
Depreciación y Amortización	200.000.000
Gastos de Capital	**370.910.000**
Activos Reales	370.910.000
Adquisición de Maquinarias y Demás Equipos	370.910.000
Total	**5.059.642.043**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Ingresos a las Especializaciones en las Áreas de Epidemiología y Enfermedades Metaxénicas, Salud Pública y Salud Ocupacional	Alumno Inscrito	60
Ingresos a la Maestría de Entomología en Salud Pública	Alumno Inscrito	8
Culminación de Especialización y Maestría en las Áreas de Epidemiología y Enfermedades Metaxénicas, Salud Pública y Salud Ocupacional	Alumno Egresado	20
Programa Intensivo de Formación en el Área de las Enfermedades Metaxénicas	Alumno	270
Programa Intensivo de Formación en el Área de Salud Ocupacional	Alumno	270
Programa Intensivo de Formación en el Área de Salud Pública	Alumno	300
Proyectos de Investigación	Proyecto	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**99**	**1.063.533.197**
Directivo	15	285.246.145
Profesional y Técnico	32	293.087.048
Administrativo	23	138.837.713
Docente	20	310.933.440
Obrero	9	35.428.851
Personal Contratado	**19**	**227.277.498**
Profesional y Técnico	14	204.277.498
Obrero	5	23.000.000
TOTAL	**118**	**1.290.810.695**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	7.593.655
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	21	131.244.058
VI	521.236 -.571.235		
VII	571.236 - 621.235	3	20.941.832
VIII	621.236 - 671.235	7	53.194.355
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	21	206.850.061
XII	821.236 - 871.235	8	82.000.000
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	4	45.764.175
XV	971.236 - 1.021.235	1	12.100.800
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	37	672.692.908
	TOTAL	**104**	**1.232.381.844**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	14	58.428.851
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**14**	**58.428.851**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	1.325.510.871	1.548.793.346	205.897.206	259.679.674		**3.339.881.097**
4.02	138.182.749	228.479.166	9.003.154	4.050.000		**379.715.069**
4.03	376.895.107	319.119.477	34.548.800	38.572.493		**769.135.877**
4.04	70.000.000	184.080.000	38.980.000	77.850.000		**370.910.000**
4.08					200.000.000	**200.000.000**
TOTAL	**1.910.588.727**	**2.280.471.989**	**288.429.160**	**380.152.167**	**200.000.000**	**5.059.642.043**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección y Coordinación General	1.910.588.727
02	Docencia e Investigación	2.280.471.989
03	Servicio Tecnológico y de Extensión	288.429.160
04	Información y Ediciones	380.152.167
99	Partidas no Asignables a Programas	200.000.000
	TOTAL	**5.059.642.043**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.339.881.097
4.02	Materiales y Suministros	379.715.069
4.03	Servicios no Personales	769.135.877
4.04	Activos Reales	370.910.000
4.08	Otros Gastos de Instituciones Descentralizadas	200.000.000
	TOTAL	**5.059.642.043**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.859.642.043**
Transferencias para Financiar Gastos Corrientes	4.359.642.043
Del Sector Público	4.359.642.043
De la Administración Central	4.359.642.043
Recursos Ordinarios	4.359.642.043
Ingresos por Actividades Propias	500.000.000
Venta de Servicios	500.000.000
B. Gastos Corrientes	**4.688.732.043**
Gastos de Consumo	4.688.732.043
Gastos de Personal	3.339.881.097
Materiales y Suministros	379.715.069
Servicios no Personales	769.135.877
Otros Gastos de Instituciones Descentralizadas	200.000.000
Depreciación y Amortización	200.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**170.910.000**
II. Cuenta Capital	
A. Recursos de Capital	**370.910.000**
Ahorro en la Cuenta Corriente	170.910.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	200.000.000
B. Gastos de Capital	**370.910.000**
Activos Reales	370.910.000
Adquisición de Maquinarias y Demás Equipos	370.910.000
C. Resultado Financiero Equilibrado	

A0910
Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)

CONSEJO NACIONAL DE DERECHOS DEL NIÑO Y DEL ADOLESCENTE (CNDNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Ministerio de Salud y Desarrollo Social con la necesidad de garantizar los derechos constitucionales de forma universal y equitativa, bajo la premisa de alcanzar la justicia social a través del fortalecimiento del Sistema Público Nacional de Salud, coordinará acciones con los organismos involucrados en la prestación de servicios dirigidos a los niños, niñas y adolescentes, con la finalidad de disminuir las brechas de grupos excluidos del sistema de salud.

Para 2005 el Consejo Nacional de Derechos del Niño y del Adolescente recibe como aporte del Ejecutivo Nacional Bs. 6.290,5 millones, para ubicar el total del Presupuesto en Bs. 8.284,5 millones, recursos que le permitirán continuar acciones orientadas a la consolidación del Sistema de Protección del Niño y del Adolescente, para lo cual tiene como metas previstas, el diseño e implementación de políticas, planes y programas en materia de protección, diseño de estrategias, actividades de coordinación, apoyo y gestión administrativa y financiera, para garantizar la protección integral de niños, niñas y adolescente. Vale destacar, que el CNDNA no es un órgano ejecutor directo de servicios dirigidos a estos grupos vulnerables, pero tiene la responsabilidad de normar y vigilar los servicios y actos que afecten a dicha población.

Es importante señalar que el Consejo Nacional de Derechos del Niño y del Adolescente contempla una transferencia por Bs. 1.150,0 millones para el Fondo Nacional de Protección destinados al financiamiento de programas y/o servicios dirigidos a los niños, niñas y adolescentes.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**6.440.483.207**
Transferencias para Financiar Gastos Corrientes	6.290.483.207
Del Sector Público	6.290.483.207
Otros Ingresos Corrientes	150.000.000
Ingresos de la Propiedad	150.000.000
Recursos de Capital	**77.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	77.000.000
Recursos Financieros	**1.767.000.000**
Activos Financieros	1.767.000.000
Disminución de Caja y Bancos	800.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	967.000.000
TOTAL	**8.284.483.207**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**7.782.381.607**
Gastos de Consumo	6.569.781.607
Gastos de Personal	5.092.269.966
Materiales y Suministros	228.128.307
Servicios no Personales	1.172.383.334
Otros Gastos de Instituciones Descentralizadas	77.000.000
Depreciación y Amortización	77.000.000
Otros Gastos Corrientes	1.212.600.000
Transferencias	1.212.600.000
Transferencias Corrientes al Sector Privado	12.600.000
Transferencias Corrientes al Sector Público	1.200.000.000
Gastos de Capital	**57.150.000**
Activos Reales	42.150.000
Repuestos y Reparaciones Mayores	4.000.000
Adquisición de Maquinarias y Demás Equipos	37.150.000
Otros Activos Reales	1.000.000
Activos Intangibles	15.000.000
Aplicaciones Financieras	**444.951.600**
Pasivos Financieros	444.951.600
Servicio de la Deuda Pública y Disminución de Otros Pasivos	444.951.600
Disminución de Cuentas y Efectos a Pagar	444.951.600
Total	**8.284.483.207**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Protección integral de los niños, niñas y adolescentes	Política	2
Financiamiento de Programas para fortalecer el sistema de protección de niños, niñas y adolescentes.	Convenio Suscrito Beneficiario	100 5.200.000
Apoyo técnico a organismos integrantes del sistema de protección en materia de defensa de derechos colectivos y difusos de niños, niñas y adolescentes.	Consejo Estadal Consejo Municipal	10 50
Informe anual sobre la situación de la infancia y adolescencia	Informe Anual	1
Promoción de Red de Defensorías	Defensoría	150
Niños, niñas y adolescentes susceptibles de adopción internacional y de solicitantes de adopción internacional	N° de casos Analizados	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**135**	**1.815.692.220**
Directivo	15	369.564.690
Profesional y Técnico	74	1.105.662.900
Administrativo	35	287.865.930
Obrero	11	52.598.700
Personal Contratado	**10**	**126.891.840**
Profesional y Técnico	10	126.891.840
TOTAL	**145**	**1.942.584.060**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	35	287.865.930
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	10	126.891.840
XVII	1.071.236 - MAS	89	1.475.227.590
	TOTAL	**134**	**1.889.985.360**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	11	52.598.700
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**11**	**52.598.700**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	99	TOTAL
4.01	3.201.106.671	478.014.867	233.434.935	1.179.713.493		**5.092.269.966**
4.02	174.010.987	9.767.320	1.200.000	43.150.000		**228.128.307**
4.03	649.710.321	42.500.000	47.500.000	432.673.013		**1.172.383.334**
4.04	51.000.000	3.000.000		3.150.000		**57.150.000**
4.06					444.951.600	**444.951.600**
4.07	2.600.000		1.150.000.000	60.000.000		**1.212.600.000**
4.08					77.000.000	**77.000.000**
TOTAL	**4.078.427.979**	**533.282.187**	**1.432.134.935**	**1.718.686.506**	**521.951.600**	**8.284.483.207**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Servicios Administrativos	4.078.427.979
02	Sistema Nacional de Registros de Protección	533.282.187
03	Fondo Nacional de Protección y Economía Social	1.432.134.935
04	Protección Integral	1.718.686.506
99	Partidas no Asignables a Programas	521.951.600
	TOTAL	**8.284.483.207**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	5.092.269.966
4.02	Materiales y Suministros	228.128.307
4.03	Servicios no Personales	1.172.383.334
4.04	Activos Reales	57.150.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	444.951.600
4.07	Transferencias	1.212.600.000
4.08	Otros Gastos de Instituciones Descentralizadas	77.000.000
	TOTAL	**8.284.483.207**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.440.483.207**
Transferencias para Financiar Gastos Corrientes	6.290.483.207
Del Sector Público	6.290.483.207
De la Administración Central	6.290.483.207
Recursos Ordinarios	6.290.483.207
Otros Ingresos Corrientes	150.000.000
Ingresos de la Propiedad	150.000.000
Intereses por Dinero en Depósitos	150.000.000
B. Gastos Corrientes	**7.782.381.607**
Gastos de Consumo	6.569.781.607
Gastos de Personal	5.092.269.966
Materiales y Suministros	228.128.307
Servicios no Personales	1.172.383.334
Otros Gastos de Instituciones Descentralizadas	77.000.000
Depreciación y Amortización	77.000.000
Otros Gastos Corrientes	1.212.600.000
Transferencias	1.212.600.000
Transferencias Corrientes al Sector Privado	12.600.000
Transferencias Corrientes al Sector Público	1.200.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**(1.341.898.400)**
II. Cuenta Capital	
A. Recursos de Capital	**(1.264.898.400)**
Desahorro en la Cuenta Corriente	(1.341.898.400)
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	77.000.000
B. Gastos de Capital	**57.150.000**
Activos Reales	42.150.000
Repuestos y Reparaciones Mayores	4.000.000
Adquisición de Maquinarias y Demás Equipos	37.150.000
Otros Activos Reales	1.000.000
Activos Intangibles	15.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(1.322.048.400)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.767.000.000**
Activos Financieros	1.767.000.000
Disminución de Cajas y Bancos	800.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	967.000.000
B. Aplicaciones Financieras	**1.767.000.000**
Pasivos Financieros	444.951.600
Servicio de la Deuda y Disminución de Otros Pasivos	444.951.600
Disminución de Cuentas y Efectos a Pagar	444.951.600
Déficit Financiero	1.322.048.400

A0931
Servicio Autónomo Fondo Nacional de
Protección del Niño y del Adolescente

SERVICIO AUTÓNOMO FONDO NACIONAL DE PROTECCIÓN DEL NIÑO Y DEL ADOLESCENTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Ley Orgánica de Protección del Niño y del Adolescente (LOPNA) define los Fondos de Protección como el conjunto de recursos vinculados a la ejecución de programas, acciones o servicios de protección y atención al niño y al adolescente. Para 2005 el Presupuesto del Servicio Autónomo Fondo Nacional de Protección del Niño y del Adolescente asciende a Bs. 3.587,7 millones, de los cuales Bs. 1.150,0 millones provienen del Consejo Nacional de Derechos del Niño y del Adolescente CNDNA), sus actividades estarán dirigidas a prestar apoyo técnico para la constitución de los Fondos Estadales y Municipales y al financiamiento de programas y/o proyectos orientados hacia la atención del niño y del adolescente en áreas definidas prioritarias por el CNDNA, tales como: farmacodependencia, violencia familiar, maltrato infantil, educación, desnutrición, embarazo precoz, registro civil e identificación. Además prevé la suscripción de convenios de cofinanciamiento con fondos municipales, estadales de protección y de financiamiento con organizaciones nacionales, públicas, privadas o mixtas de cobertura colectiva. No refleja gastos operativos o administrativos porque éstos son financiados a través del Consejo Nacional de Derechos del Niño y del Adolescente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**2.150.000.000**
Transferencias para Financiar Gastos Corrientes	1.150.000.000
Del Sector Público	1.150.000.000
Otros Ingresos Corrientes	1.000.000.000
Ingresos de la Propiedad	1.000.000.000
Recursos Financieros	**1.437.662.733**
Activos Financieros	1.437.662.733
Disminución de Caja y Bancos	1.437.662.733
TOTAL	**3.587.662.733**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**3.587.662.733**
Otros Gastos Corrientes	3.587.662.733
Transferencias	3.587.662.733
Transferencias Corrientes al Sector Público	3.587.662.733
Total	**3.587.662.733**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Financiar Programas y Proyectos de Protección al Niño y al Adolescente	Bolívar	3.587.662.733

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Financiamiento Para la Protección y Atención Integral de Niños, Niñas y Adolescente	3.587.662.733
	TOTAL	**3.587.662.733**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.07	Transferencias	3.587.662.733
	TOTAL	**3.587.662.733**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.150.000.000**
Transferencias para Financiar Gastos Corrientes	1.150.000.000
Del Sector Público	1.150.000.000
De la Administración Central	1.150.000.000
Recursos Ordinarios	1.150.000.000
Otros Ingresos Corrientes	1.000.000.000
Ingresos de la Propiedad	1.000.000.000
Intereses por Dinero en Depósitos	1.000.000.000
B. Gastos Corrientes	**3.587.662.733**
Otros Gastos Corrientes	3.587.662.733
Transferencias	3.587.662.733
Transferencias Corrientes al Sector Público	3.587.662.733
Financiar Programas y Proyectos	3.587.662.733
C. Resultado Económico : Ahorro/(Desahorro)	**(1.437.662.733)**
II. Cuenta Capital	
A. Recursos de Capital	**(1.437.662.733)**
Desahorro en la Cuenta Corriente	(1.437.662.733)
C. Resultado Financiero : Superávit / (Déficit)	**(1.437.662.733)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.437.662.733**
Activos Financieros	1.437.662.733
Disminución de Cajas y Bancos	1.437.662.733
B. Aplicaciones Financieras	**1.437.662.733**
Déficit Financiero	1.437.662.733

A0936

Instituto Nacional de la Mujer (INAMUJER)

INSTITUTO NACIONAL DE LA MUJER (INAMUJER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

INAMUJER, fue creado por la Ley de Igualdad de Oportunidades para la Mujer publicada en la Gaceta Oficial N° 4.635 Extraordinario de fecha 28/09/93 y modificada en la Gaceta Oficial N° 5.398 Extraordinario de fecha 26/10/99.

Se estima que para el año 2005 se continuarán ejecutando los Planes de Igualdad de Oportunidades para la Mujer, y de Prevención y Atención de la Violencia hacia la Mujer, a través, entre otros, de sus programas específicos de atención: Línea de Atención 0800 Mujeres, Casas de Abrigo para Mujeres en funcionamiento y promoción para la apertura de Casas de Abrigo estadales. Asimismo, continuará en funcionamiento la Defensoría Nacional de los Derechos de la Mujer y la capacitación en aplicabilidad de la Ley sobre la violencia a funcionarios. De la misma forma, continuarán ejecutándose los Programas de Fortalecimiento Protagónico y Participación Sociopolítica de la Mujer con la organización de base de mujeres en todo el país en puntos de encuentro con Inamujer, la promoción para la creación de Institutos Regionales de la Mujer y Casas Municipales y Estadales de la Mujer y la formación para el ejercicio de la ciudadanía de las mujeres venezolanas a través de la Escuela Eumelia Hernández y la vinculación con organismos internacionales a través de los cuales se espera recibir financiamiento para el fortalecimiento de determinadas actividades.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**5.427.908.812**
Transferencias para Financiar Gastos Corrientes	5.331.908.812
Del Sector Público	5.331.908.812
Otros Ingresos Corrientes	96.000.000
Ingresos de la Propiedad	96.000.000
Recursos de Capital	**32.382.257**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	32.382.257
TOTAL	**5.460.291.069**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**5.400.291.069**
Gastos de Consumo	5.375.291.069
Gastos de Personal	3.244.282.694
Materiales y Suministros	378.540.858
Servicios no Personales	1.720.085.260
Otros Gastos de Instituciones Descentralizadas	32.382.257
Depreciación y Amortización	32.382.257
Otros Gastos Corrientes	25.000.000
Transferencias	25.000.000
Transferencias Corrientes al Sector Privado	25.000.000
Gastos de Capital	**60.000.000**
Activos Reales	55.000.000
Repuestos y Reparaciones Mayores	14.000.000
Adquisición de Maquinarias y Demás Equipos	41.000.000
Activos Intangibles	5.000.000
Total	**5.460.291.069**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Prevención y Atención de la Violencia Hacia la Mujer	Nº de Mujeres Atendidas	13.701
Capacitación y Organización de las Mujeres para su Participación Protagónica en el Ámbito Sociopolítico	Nº de Mujeres Capacitadas	18.835
Promoción para la Creación de Mecanismos de Atención a la Mujer en Casas, Consejos e Institutos	Nº de Mujeres Atendidas	7.350
Desarrollo de Política Comunicacional Informativa y Formativa Dirigida a las Mujeres a través de los Medios de Comunicación Social a Escala Nacional	Nº de Mujeres Informadas	3.536.650

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**96**	**1.031.586.187**
Directivo	15	453.576.000
Profesional y Técnico	44	376.570.832
Administrativo	23	153.435.125
Obrero	14	48.004.230
Personal Contratado	**68**	**378.285.150**
Profesional y Técnico	43	283.609.332
Administrativo	10	43.494.823
Obrero	15	51.180.995
TOTAL	**164**	**1.409.871.337**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	20	64.430.179
II	321.236 - 371.235	1	4.184.645
III	371.236 - 421.235	6	28.765.689
IV	421.236 - 471.235		
V	471.236 - 521.235	11	66.484.074
VI	521.236 - 571.235	10	68.180.465
VII	571.236 - 621.235	11	81.301.194
VIII	621.236 - 671.235	50	402.097.242
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	6	58.379.832
XII	821.236 - 871.235		
XIII	871.236 - 921.235	2	22.035.664
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	18	514.827.128
	TOTAL	**135**	**1.310.686.112**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	29	99.185.225
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**29**	**99.185.225**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	99	TOTAL
4.01	3.244.282.694		**3.244.282.694**
4.02	378.540.858		**378.540.858**
4.03	1.720.085.260		**1.720.085.260**
4.04	60.000.000		**60.000.000**
4.07	25.000.000		**25.000.000**
4.08		32.382.257	**32.382.257**
TOTAL	**5.427.908.812**	**32.382.257**	**5.460.291.069**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Igualdad de Equidad y de Oportunidades para la Mujer	5.427.908.812
99	Partidas no Asignables a Programas	32.382.257
	TOTAL	**5.460.291.069**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	3.244.282.694
4.02	Materiales y Suministros	378.540.858
4.03	Servicios no Personales	1.720.085.260
4.04	Activos Reales	60.000.000
4.07	Transferencias	25.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	32.382.257
	TOTAL	**5.460.291.069**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.427.908.812**
Transferencias para Financiar Gastos Corrientes	5.331.908.812
Del Sector Público	5.331.908.812
De la Administración Central	5.331.908.812
Recursos Ordinarios	5.331.908.812
Otros Ingresos Corrientes	96.000.000
Ingresos de la Propiedad	96.000.000
Intereses por Dinero en Depósitos	96.000.000
B. Gastos Corrientes	**5.400.291.069**
Gastos de Consumo	5.375.291.069
Gastos de Personal	3.244.282.694
Materiales y Suministros	378.540.858
Servicios no Personales	1.720.085.260
Otros Gastos de Instituciones Descentralizadas	32.382.257
Depreciación y Amortización	32.382.257
Otros Gastos Corrientes	25.000.000
Transferencias	25.000.000
Transferencias Corrientes al Sector Privado	25.000.000
Pensiones y Jubilaciones	20.000.000
Otros Subsidios Sociales al Sector Público	5.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**27.617.743**
II. Cuenta Capital	
A. Recursos de Capital	**60.000.000**
Ahorro en la Cuenta Corriente	27.617.743
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	32.382.257
B. Gastos de Capital	**60.000.000**
Activos Reales	55.000.000
Repuestos y Reparaciones Mayores	14.000.000
Adquisición de Maquinarias y Demás Equipos	41.000.000
Activos Intangibles	5.000.000
C. Resultado Financiero Equilibrado	

32
Defensoría del Pueblo

A0412
Fundación Defensoría del Pueblo

FUNDACIÓN DEFENSORÍA DEL PUEBLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La "Fundación Defensoría del Pueblo" se constituyó el 17 de noviembre de 2001, mediante Resolución N° DP-2001-148, publicada en Gaceta Oficial N° 37.331 de fecha 23 de noviembre de 2001.

Dicha Fundación tiene por objetivo principal la promoción, difusión y desarrollo de los Derechos Humanos, así como la formación, adiestramiento y educación que en esta área demandan los ciudadanos y ciudadanas integrantes del poder Público Nacional, de la sociedad civil, de las instituciones privadas y cualquier otro vinculado a los derechos humanos y disciplinas afines.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**400.000.000**
Transferencias Para Financiar Gastos Corrientes	400.000.000
Defensoria del Pueblo	400.000.000
Recursos Financieros	**199.536.270**
Activos Financieros	199.536.270
Disminución de Caja y Banco	199.536.270
TOTAL	**599.536.270**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**393.189.827**
Gastos de Consumo	393.189.827
Gastos de Personal	186.239.401
Materiales y Suministros	64.150.000
Servicios no Personales	142.800.426
Gastos de Capital	**206.346.443**
Activos Reales	193.346.443
Adquisición de Maquinarias y Demás Equipos	193.346.443
Activos Intangibles	13.000.000
Paquetes y Programas de Computación	13.000.000
Total	**599.536.270**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Formación de los Ciudadanos en Derechos Humanos	Participante	2.000
Servicio de Biblioteca	Usuario	200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**5**	**77.963.520**
Directivo	1	30.952.320
Profesional y Técnico	3	38.160.000
Administrativo	1	8.851.200
TOTAL	**5**	**77.963.520**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	1	8.851.200
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	1	11.616.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	3	57.496.320
	TOTAL	**5**	**77.963.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación, Capacitación y Adiestramiento en Derechos Humanos	599.536.270
	TOTAL	**599.536.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	186.239.401
4.02	Materiales y Suministros	64.150.000
4.03	Servicios no Personales	142.800.426
4.04	Activos Reales	206.346.443
	TOTAL	**599.536.270**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**400.000.000**
-Transferencias para Financiar Gastos Corrientes	400.000.000
Defensoria del Pueblo	400.000.000
Recursos Ordinarios	400.000.000
B. Gastos Corrientes	**393.189.827**
Gastos de Consumo	393.189.827
Gastos de Personal	186.239.401
Materiales y Suministros	64.150.000
Servicios no Personales	142.800.426
C. Resultado Económico : Ahorro/ (Desahorro)	**6.810.173**
II. Cuenta Capital	
A. Recursos de Capital	**6.810.173**
Ahorro en la Cuenta Corriente	6.810.173
B. Gastos de Capital	**206.346.443**
Activos Reales	193.346.443
Adquisición de Maquinarias y Demás Equipos	193.346.443
Activos Intangibles	13.000.000
Paquetes y Programas de Computación	13.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(199.536.270)**
III. Cuenta Financiera	
A. Recursos Financieros	**199.536.270**
Activos Financieros	199.536.270
Disminución de Caja y Banco	199.536.270
B. Aplicaciones Financieras	**199.536.270**
Déficit Financiero	199.536.270

34
Ministerio de Agricultura y Tierras

A0070

Procuraduría Agraria Nacional (PAN)

PROCURADURÍA AGRARIA NACIONAL (PAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Procuraduría Agraria Nacional, fue creada con el propósito de prestar asistencia gratuita, judicial y/o extrajudicial a los pequeños productores, comunidades indígenas y pescadores artesanales sin necesidad de la existencia de poder otorgar caución por las acciones que intentare. Así, fue concebida como órgano preponderante dentro de un sistema de protección integral del campesino, teniendo entre sus atribuciones la de intervenir en el requerimiento de los campesinos y de sus organizaciones, en los actos judiciales y extrajudiciales donde fuere solicitado para la defensa de los mismos; de modo que ejerce demandas y recursos en nombre de éstos y cualquier otra actuación en salvaguarda de sus intereses. Igualmente, los protege y defiende de los actos de desalojo de las tierras que ocuparen con fines agrícolas y finalmente cumplir funciones similares a los Jueces de Paz, resolviendo por vía conciliatoria, problemas relacionados con daños a cultivos, deslindes, desalojos y otros propios de la actividad agrícola y de la vida en el campo.

La Ley de Tierras y Desarrollo Agrario (LTDA), contempla la supresión de la Procuraduría Agraria Nacional (PAN), dispone lo siguiente: "Se suprime la Procuraduría Agraria Nacional. Las funciones de defensa del campesino serán ejercidas por la Defensoría Especial Agraria que al efecto creare o designare el Tribunal Supremo de Justicia, por órgano de la Dirección Ejecutiva de la Magistratura. Dichos defensores estarán igualmente facultados para interponer demandas y toda clase de actuaciones judiciales y extrajudiciales, así como prestar asesoría legal o cualquier otra actividad de apoyo jurídico a los intereses del campesino".

El Presupuesto de gastos de PAN para el año 2005 asciende a Bs. 5.054,6 millones, y será financiado con los siguientes recursos: transferencia corriente del Ministerio de Agricultura y Tierras Bs. 4.500,0 millones, otros ingresos Bs. 45,0 millones, incremento de la depreciación y amortización acumulada, previsiones y otras reservas Bs. 45,6 millones y recursos financieros Bs. 464,0 millones , por disminución de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**4.545.000.000**
Transferencias para Financiar Gastos Corrientes	4.500.000.000
Del Sector Público	4.500.000.000
Otros Ingresos Corrientes	45.000.000
Ingresos de la Propiedad	45.000.000
Recursos de Capital	**45.600.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	45.600.000
Recursos Financieros	**464.000.004**
Activos Financieros	464.000.004
Disminución de Caja y Bancos	464.000.004
TOTAL	**5.054.600.004**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**4.537.883.748**
Gastos de Consumo	4.321.883.748
Gastos de Personal	4.106.283.748
Materiales y Suministros	30.000.000
Servicios no Personales	140.000.000
Otros Gastos de Instituciones Descentralizadas	45.600.000
Depreciación y Amortización	45.600.000
Otros Gastos Corrientes	216.000.000
Transferencias	216.000.000
Transferencias Corrientes al Sector Privado	216.000.000
Gastos de Capital	**7.716.252**
Activos Reales	7.716.252
Activos Intangibles	7.716.252
Aplicaciones Financieras	**509.000.004**
Pasivos Financieros	509.000.004
Servicio de la Deuda Pública y Disminución de Otros Pasivos	509.000.004
Disminución de Cuentas y Efectos a Pagar	509.000.004
Total	**5.054.600.004**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Actuaciones Judiciales	Juicio	6.000
Actuaciones Extra-judiciales	Gestión	6.500
Gestiones Ante Otras Autoridades Administrativas	Gestión	3.500
Asistencia, Consultas, Asesorías a los Beneficiarios de la Ley de Tierras	Persona	60.500
Educación y Orientación sobre Gestión de Organización	Núcleo	2.100
Asesoría para la Conformación de Organizaciones	Núcleo	11.500
Productores Atendidos	Persona	10.500
Actas de Comparecencia	Acta	5.100
Citaciones	Unidad	5.000
Actas de Denuncias	Acta	8.400
Consultas Verbales	Persona	37.000
Actos Conciliatorios	Acto	500
Inspecciones Administrativas	Visita	2.900
Informes	Unidad	1.600
Requerimientos	Acta	11.200
Difusión de Leyes	Gestión	800
Personas Beneficiadas por Organizaciones Conformadas	Persona	68.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Redacción de Documentos	Unidad	2.200
Cursos de Capacitación para Empleados	Empleado	2
Actualización de la Plataforma Tecnológica	Unidad	5
Elaboración de la Página Web	Pagina	1
Mantenimiento a las Unidades Vehiculares	Unidad	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**211**	**2.267.404.884**
Directivo	41	1.144.081.020
Profesional y Técnico	25	200.962.776
Administrativo	110	752.768.952
Obrero	35	169.592.136
Personal Contratado	**15**	**180.000.000**
Profesional y Técnico	15	180.000.000
TOTAL	**226**	**2.447.404.884**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	110	752.768.952
VII	571.236 - 621.235		
VIII	621.236 - 671.235	25	200.962.776
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	15	180.000.000
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	41	1.144.081.020
	TOTAL	**191**	**2.277.812.748**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	35	169.592.136
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**35**	**169.592.136**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**21**	**164.145.180**
Jubilado	12	129.451.800
Pensionado	9	34.693.380
Obrero	**3**	**3.854.820**
Jubilado	3	3.854.820
TOTAL	**24**	**168.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	5.054.600.004
	TOTAL	**5.054.600.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	4.106.283.748
4.02	Materiales y Suministros	30.000.000
4.03	Servicios no Personales	140.000.000
4.04	Activos Reales	7.716.252
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	509.000.004
4.07	Transferencias	216.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	45.600.000
	TOTAL	**5.054.600.004**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.545.000.000**
Transferencias para Financiar Gastos Corrientes	4.500.000.000
Del Sector Público	4.500.000.000
Ministerio de Agricultura y Tierras	4.500.000.000
Recursos Ordinarios	4.250.000.000
Otras Fuentes de Financiamiento	250.000.000
Otros Ingresos Corrientes	45.000.000
Ingresos de la Propiedad	45.000.000
Intereses por Dinero en Depósitos	45.000.000
B. Gastos Corrientes	**4.537.883.748**
Gastos de Consumo	4.321.883.748
Gastos de Personal	4.106.283.748
Materiales y Suministros	30.000.000
Servicios no Personales	140.000.000
Otros Gastos de Instituciones Descentralizadas	45.600.000
Depreciación y Amortización	45.600.000
Otros Gastos Corrientes	216.000.000
Transferencias	216.000.000
Transferencias Corrientes al Sector Privado	216.000.000
Pensiones y Jubilaciones	216.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**7.116.252**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**52.716.252**
Ahorro en la Cuenta Corriente	7.116.252
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	45.600.000
B. Gastos de Capital	**7.716.252**
Activos Intangibles	7.716.252
C. Resultado Financiero : Superávit / (Déficit)	**45.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**509.000.004**
Activos Financieros	464.000.004
Disminución de Caja y Bancos	464.000.004
Superávit Financiero	45.000.000
B. Aplicaciones Financieras	**509.000.004**
Pasivos Financieros	509.000.004
Servicio de la Deuda y Disminución de Otros Pasivos	509.000.004
Disminución de Cuentas y Efectos a Pagar	509.000.004

A0078
Servicio Autónomo de Sanidad Agropecuaria
(SASA)

SERVICIO AUTÓNOMO DE SANIDAD AGROPECUARIA (SASA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo de Sanidad Agropecuaria tiene como objetivo el estudio, prevención, combate y erradicación de enfermedades agropecuarias, mediante el desarrollo integral de programas sanitarios, dirigidos a cubrir las necesidades del sector productor y agroindustrial; a través de modernas tecnologías, con un personal de excelencia comprometido y capacitado que nos permita propender hacia una economía productiva competitiva para satisfacer la seguridad alimentaria del país; también es responsable a nivel nacional de la prestación de los servicios de sanidad vegetal y animal atribuidas al Ministerio de Agricultura y Tierra, en leyes, decretos, reglamentos, resoluciones, convenios y acuerdos, además de aquellos nuevos servicios que le sean encomendados por el Ejecutivo Nacional o por la naturaleza del mismo.

El SASA tiene varias competencias proyectadas para el siguiente ejercicio fiscal entre las cuales se puede mencionar:

- Contribuir a prevenir y controlar las plagas y demás agentes morbosos perjudiciales a los productos y subproductos del sector agrícola, tanto animal como vegetal, a través de la cuarentena, el tratamiento, o la destrucción de aquellos agentes que representen algún tipo de riesgo para la agricultura.

- Se encarga de registrar y fiscalizar todo lo concerniente a las actividades relacionadas con los insumos agrícolas destinados a mitigar o eliminar factores o agentes negativos para la producción agrícola.

- Regular, vigilar y controlar las actividades de importación, exportación, comercialización y traslado de productos, subproductos e insumos.

- Diseñar los instrumentos y mecanismos para la recaudación de los pagos y tasas correspondientes a los servicios que presta.

- Planificar, realizar y supervisar, controlar y evaluar programas y campañas sanitarias así como diagnosticar, combatir y erradicar las plagas y enfermedades existentes.

- Llevar el registro, fiscalización y control de empresas de productos farmacéuticos, químicos, biológicos, abonos, plaguicidas y otros.

- Implantar los mecanismos para la generación y captación de recursos financieros, que contribuyan a garantizar el eficiente cumplimiento de las metas propuestas por el servicio.

- Asesorar a los entes públicos y privados en el establecimiento de los programas para el mejoramiento de la calidad genética de las diferentes especies que conforman la riqueza agropecuaria.

- Para el año 2005 el presupuesto de gastos asciende a Bs. 34.518,4 millones, que serán financiados con aportes del Ministerio de Agricultura y Tierras por Bs. 28.976,6 millones, ingresos por actividades propias y otros ingresos Bs. 2.773,8 millones y recursos de capital Bs. 2.768,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**31.750.405.800**
Transferencias Para Financiar Gastos Corrientes	28.976.613.408
Del Sector Público	28.976.613.408
Ingresos por Actividades Propias	2.054.187.996
Venta de Servicios	2.054.187.996
Otros Ingresos Corrientes	719.604.396
Otros Ingresos Diversos	719.604.396
Recursos de Capital	**2.768.024.311**
Transferencias para Financiar Gastos de Capital	2.163.666.837
Sector Público	2.163.666.837
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	604.357.474
TOTAL	**34.518.430.111**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**20.196.546.996**
Gastos de Consumo	20.161.546.996
Gastos de Personal	18.692.849.522
Materiales y Suministros	423.200.000
Servicios no Personales	441.140.000
Otros Gastos de Instituciones Descentralizadas	604.357.474
Depreciación y Amortización	604.357.474
Otros Gastos Corrientes	35.000.000
Transferencias	35.000.000
Transferencias Corrientes al Sector Privado	35.000.000
Gastos de Capital	**7.484.079.774**
Activos Reales	7.484.079.774
Otros Activos Reales	7.484.079.774
Aplicaciones Financieras	**6.837.803.341**
Activos Financieros	6.837.803.341
Incremento de Caja y Bancos	6.837.803.341
Total	**34.518.430.111**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Otorgamiento de Certificados y Permisos de Importacion y Exportación Zoosanitarios	Permiso	17.847
Otorgamiento de Certificados y Permisos de Importación y Exportación Fitosanitarios	Permiso	12.756
Diagnóstico Fito y Zoosanitarios	Prueba	1.827
Campañas Fito y Zoosanitarias	Campaña	16

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**654**	**7.384.371.784**
Directivo	31	700.529.124
Profesional y Técnico	385	5.343.384.007
Administrativo	178	975.351.677
Obrero	60	365.106.976
Personal Contratado	**122**	**1.004.863.020**
Directivo	3	66.000.000
Profesional y Técnico	95	820.000.000
Obrero	24	118.863.020
TOTAL	**776**	**8.389.234.804**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	80	404.385.168
III	371.236 - 421.235	70	395.833.108
IV	421.236 - 471.235	30	187.642.921
V	471.236 - 521.235	11	75.403.020
VI	521.236 - 571.235	27	201.250.148
VII	571.236 - 621.235	88	708.816.768
VIII	621.236 - 671.235	9	77.432.114
IX	671.236 - 721.235	55	509.015.100
X	721.236 - 771.235	26	256.225.320
XI	771.236 - 821.235	106	1.108.172.000
XII	821.236 - 871.235	59	652.209.600
XIII	871.236 - 921.235	20	233.088.000
XIV	921.236 - 971.235	15	183.816.000
XV	971.236 - 1.021.235	15	192.821.400
XVI	1.021.236 - 1.071.235	81	2.719.154.141
XVII	1.071.236 - MAS		
	TOTAL	**692**	**7.905.264.808**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	24	121.307.691
III	371.236 - 421.235	24	135.713.600
IV	421.236 - 471.235	32	199.524.422
V	471.236 - 521.235		
VI	521.236 - 571.235	4	27.424.283
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**84**	**483.969.996**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04	TOTAL
4.01	18.576.273.824	18.250.000	98.325.698		**18.692.849.522**
4.02	188.171.771	58.256.337	20.536.528	156.235.364	**423.200.000**
4.03	150.000.000	56.512.631	82.369.211	152.258.158	**441.140.000**
4.04	6.072.256.889	785.236.952	526.347.569	100.238.364	**7.484.079.774**
4.05	6.837.803.341				**6.837.803.341**
4.07	35.000.000				**35.000.000**
4.08	604.357.474				**604.357.474**
TOTAL	**32.463.863.299**	**918.255.920**	**727.579.006**	**408.731.886**	**34.518.430.111**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	32.463.863.299
02	Sanidad Animal	918.255.920
03	Sanidad Vegetal	727.579.006
04	Sanidad Estatal	408.731.886
	TOTAL	**34.518.430.111**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	**31.750.405.800**
A. Ingresos Corrientes	28.976.613.408
Transferencias para Financiar Gastos Corrientes	28.976.613.408
Del Sector Público	28.976.613.408
Ministerio de Agricultura y Tierras	14.090.181.526
Recursos Ordinarios	9.955.370.700
Otras Fuentes de Financiamiento	3.500.000.000
Funcionamiento	6.455.370.700
Convenio de Cooperación	4.931.061.182
Programas y Proyectos	
Programas Fitosanitarios: Mosca de la Fruta: Prevención y Control de la Incidencia negativa de Anastrepha, Ceratitis yBactrocera. Establecimiento de Parcelas Demostrativas	667.938.722
Programas Fitosanitarios: Sigatoka Negra, y Moko en Musaceas (Bananos y Plátanos). Prevención y control de incidencia en áreas libres	635.442.970
Programas Zoozanitarios: Fiebre Aftosa. Erradicación de la Fiebre Aftosa con la Finalidad de Incrementar la Productividad de la Ganadería de doble propósito en el País	2.040.000.000
Programas Zoosanitarios: Encefalitis Equina (EEV). Evitar Epizodemias e Introducción de Nuevas Tecnologías. Reducir Socio-económicos	1.424.000.000
Control y Erradicación Brucelosis Animal	45.000.000
Prevención y Control de la Cochinilla Rosada	26.376.900
Prevención y Control de la Broca del Café	51.680.190
Prevención y Control de la Rabia Bobina	27.000.000
Prevención y Control del Gusano de la Piña	13.622.400
Ingresos por Actividades Propias	2.054.187.996
Venta de Servicios	2.054.187.996
Otros Ingresos Corrientes	719.604.396
Otros Ingresos Diversos	719.604.396
B. Gastos Corrientes	**20.196.546.996**
Gastos de Consumo	20.161.546.996
Gastos de Personal	18.692.849.522
Materiales y Suministros	423.200.000
Servicios No Personales	441.140.000
Otros Gastos de Instituciones Descentralizadas	604.357.474
Depreciación y Amortización	604.357.474
Otros Gastos Corrientes	35.000.000
Transferencias	35.000.000
Transferencias Corrientes al Sector Privado	35.000.000
C. Resultado Económico : Ahorro/(Desahorro)	**11.553.858.804**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**14.321.883.115**
Ahorro en la Cuenta Corriente	11.553.858.804
Transferencias para Financiar Gasto de Capital	2.163.666.837
Del Sector Público	2.163.666.837
Ministerio de Agricultura y Tierras	2.163.666.837
Programas y Proyectos	2.163.666.837
Programas Fitosanitarios: Mosca de la Fruta: Prevención y Control de la Incidencia Negativa de Anastrepha, Ceratitis y Bactrocera. Establecimiento de Parcelas Demostrativas	464.160.807
Programas Fitosanitarios: Sigatoka Negra, y Moko en Musaceas (Bananos y Plátanos). Prevención y Control de Incidencia en Áreas Libres (Pequeño Productor y Poblaciones Indígenas)	563.506.030
Programas Zoozanitarios: Fiebre Aftosa. Erradicación de la Fiebre Aftosa con la Finalidad de Incrementar la Productividad de la Ganadería de doble Propósito en el País	960.000.000
Programas Zoosanitarios: Encefalitis Equina (EEV). Evitar Epizodemias e Introducción de Nuevas Tecnologías. Reducir Impacto Socioeconómico	176.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	604.357.474
B. Gastos de Capital	**7.484.079.774**
Activos Reales	7.484.079.774
Otros Activos Reales	7.484.079.774
C. Resultado Financiero: Superávit / (Déficit)	**6.837.803.341**
III. Cuenta Financiera	
A. Recursos Financieros	**6.837.803.341**
Superávit Financiero	6.837.803.341
B. Aplicaciones Financieras	**6.837.803.341**
Activos Financieros	6.837.803.341
Incremento de Caja y Bancos	6.837.803.341

A0844

Instituto Nacional de la Pesca y Acuicultura
(INAPESCA)

INSTITUTO NACIONAL DE LA PESCA Y ACUICULTURA (INAPESCA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto tiene como objetivo fortalecer la actividad pesquera y acuícola, contribuir a la seguridad alimentaría del país, mediante la promoción y consolidación de las cadenas agro productivas; priorizar la investigación aplicada en pesca y acuicultura para un ordenamiento adecuado de los recursos hidrobiológicos y el desarrollo sustentable de la actividad pesquera y acuícola nacional; asimismo procurar la inserción el posicionamiento del sector pesquero y acuícola nacional en el escenario internacional, mediante la suscripción de acuerdos y convenios bilaterales / multilaterales y la participación en las negociaciones comerciales, con el fin de consolidar las relaciones con terceros países a los efectos de mejorar el intercambio comercial de nuestros productos.

La política de financiamiento del Instituto para el Ejercicio Fiscal 2005, estará orientada a la simplificación de los trámites, que le facilite a los particulares la obtención de los servicios que presta la institución de forma más eficiente, a los efectos de optimizar la recaudación de los recursos provenientes de la aplicación del nuevo sistema de tasas, de acuerdo con lo establecido en el Artículo 55, de la Ley de Reforma Parcial del Decreto No. 1.524, con Fuerza de Ley de Pesca y Acuicultura aprobada según Gaceta Oficial No. 37.727 de fecha 08/07/2003. También se incluye las Infracciones y multas, de conformidad con el Artículo 82 de la misma Ley. Por otra parte, se contempla los recursos provenientes del Ejecutivo Nacional y otros ingresos de actividades propias.

Para alcanzar los objetivos y metas programadas en el año 2005, la política de gastos del INAPESCA se orientará a cubrir el gasto de personal, la adquisición de materiales y suministros para el mantenimiento de las instalaciones a nivel nacional y la consolidación de la pesca artesanal y acuicultura, organizando en cooperativas las comunidades pesqueras del país, asimismo, suministrarles la asistencia técnica, capacitación, seguridad social, dotación de obras de infraestructura mediante la construcción de centros de acopios integrales, muelles, estaciones de combustible y el apoyo financiero a través de convenio con FONDAFA, que les permita obtener los insumos pesqueros necesarios a mas bajo costo.

El presupuesto de gastos asciende a Bs. 27.841,2 millones, que será financiado con transferencias corrientes del Ministerio de Agricultura y Tierras por Bs. 10.645,5 millones, recursos propios por Bs. 9.484,2 millones, recursos de capital por Bs. 130,0 millones y Ley de Endeudamiento Bs. 7.581,5 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**20.129.659.927**
Transferencias para Financiar Gastos Corrientes	10.645.461.483
Del Sector Público	10.645.461.483
Ingresos por Actividades Propias	6.824.219.252
Venta de Bienes	6.824.219.252
Otros Ingresos Corrientes	2.659.979.192
Ingresos de la Propiedad	2.659.979.192

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Recursos de Capital	**7.711.540.327**
Transferencias para Financiar Gastos de Capital Del Sector Público	7.581.540.327
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	130.000.000
TOTAL	**27.841.200.254**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**15.398.739.344**
Gastos de Consumo	11.943.233.389
Gastos de Personal	7.732.924.804
Materiales y Suministros	564.101.922
Servicios no Personales	3.516.206.663
Otros Gastos de Instituciones Descentralizadas	130.000.000
Depreciación y Amortización	130.000.000
Otros Gastos Corrientes	3.455.505.955
Transferencias	3.455.505.955
Transferencias Corrientes al Sector Privado	385.505.955
Transferencias Corrientes al Sector Público	3.070.000.000
Gastos de Capital	**12.442.460.910**
Activos Reales	12.442.460.910
Repuestos y Reparaciones Mayores	45.548.483
Adquisición de Maquinarias y Demás Equipos	4.404.307.864
Estudios y Proyectos para Inversión en Activo Fijo	411.064.236
Programas y Proyectos	7.581.540.327
Total	**27.841.200.254**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Convenios de Cooperación Técnica	Convenio	5
Efectuar Inspecciones Sanitarias de Lotes de Productos a Exportar e Importar	Inspección	1.200
Emitir Certificados Sanitarios a Productos para Exportar	Certificación	1.200
Inspección de Embarcaciones Industriales Artesanales	Embarcación	40
Inspección de Puertos Pesqueros	Puerto	200
Emisión de Permiso a Nivel Nacional	Permiso	186.000
Inspeccionar Camiones Transportadores Pesqueros a Nivel Nacional	Camión	300
Instruir Expedientes Administrativos por Infracción a la Ley de Pesca y Acuicultura.	Expediente	2.000
Elaborar Resoluciones que Aseguren la Producción, Conservación y Administración de los Recursos Hidrobiológicos del País.	Resolución	5
Elaborar Providencias Administrativas que Aseguren la Producción, Conservación y Administración de los Recursos Hidrobiológicos del País	Providencia	32
Concretar Acuerdos Pesqueros con Países Terceros, Trinidad & Tobago y Surinam	Acuerdo	3
Mantener la Operatividad de 24 Buques Atuneros en el Océano Pacífico Oriental	Buque	24
Construir, Recuperar y /o Equipar Centros de Acopio Integral, Plantas Procesadoras, Complejo Atunero, Complejo Sardinero	Infraestructura	23
Construir y Equipar Estación de Combustible	Estación de Combustible	6
Financiar Mediante Acuerdo con FONDAFA la Instalación de Cultivos Híbridos en 1.000 Hectáreas.	Acuerdo	1
Mantener la Operatividad de 24 Buques Atuneros en el Océano Pacífico Oriental	Buque	24
Constituir Cooperativas de Pescadores Artesanales y Productores Acuícolas.	Cooperativa	300
Incorporar Cooperativas de Pescadores Artesanales y Productores Acuícolas al Sistema de Seguridad Social	Cooperativa	98
Repoblar Embalses con Siembra de Alevines	Embalse	11

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Repoblar Truchas en Cuerpos de Agua en los Estados Táchira y Trujillo	Trucha	50.000
Firmar Convenios con FONDAFA para Financiar Embarcaciones (5.000) de Pesca Artesanal y Embarcaciones (40) de Motor Central	Convenio	2
Implementar Funcionamiento de un Laboratorio para la Producción de Post Larva del Camarón Blanco (Litopenseus Schmitti) Estado Sucre Mochima	Laboratorio	1
Construir Muelles Pesqueros Artesanales	Muelle	6
Autorizar el Ingreso de Buques a la Flota Pesquera Nacional	Buque	13
Financiar Proyectos del Subsector Acuícola Mediante Acuerdo con FONDAFA.	Proyecto	13
Capacitar a Productores Acuícolas para el Manejo de Instalaciones de Cultivo	Productor Acuícola	200
Capacitar a Pescadores Artesanales y Pequeños Acuícultores Rurales	Pescador Participante	5.100
Convenio de Asistencia Técnica Unellez-Apure	Convenio	1
Dotar Laboratorio Artesanal Para la Producción de Post Larva del Camarón Blanco (Litopenseus Schmitti) con Fines de Repoblar en Laguna, Puerto Píritu, Estado Anzoátegui.	Laboratorio	1
Elaborar Informes de la Evaluación de las Comunidades del Sector, sobre los Aspectos Socioeconómicos de la Flota Pesquera Marítima y Fluvial	Informe	500
Caracterizar la Actividad Pesquera Marítima y Fluvial de los Pescadores que Laboran en la Flota Pesquera Nacional	Pescador Evaluado	10.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**161**	**2.092.717.246**
Directivo	14	735.216.711
Profesional y Técnico	32	526.738.846
Administrativo	115	830.761.689
Personal Contratado	**123**	**1.617.563.036**
Directivo	8	285.427.295
Profesional y Técnico	95	1.164.119.650
Administrativo	20	168.016.091
TOTAL	**284**	**3.710.280.282**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	100	551.428.558
IV	421.236 - 471.235		
V	471.236 - 521.235	35	342.014.920
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	127	1.240.188.670
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	22	1.576.648.134
	TOTAL	**284**	**3.710.280.282**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**41**	**360.505.955**
Jubilado	36	325.752.133
Pensionado	5	34.753.822
TOTAL	**41**	**360.505.955**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	04
4.01	6.752.264.152	262.661.396	248.920.614	127.129.992
4.02	113.996.439	35.550.000	27.862.158	45.960.483
4.03	309.916.663	841.419.000	1.783.691.345	105.050.000
4.04	6.178.912.910		5.703.548.000	130.000.000
4.07	3.455.505.955			
4.08	130.000.000			
TOTAL	**16.940.596.119**	**1.139.630.396**	**7.764.022.117**	**408.140.475**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS (Continuación)

Código	05	06	TOTAL
4.01	199.623.202	142.325.448	**7.732.924.804**
4.02	334.427.842	6.305.000	**564.101.922**
4.03	447.101.855	29.027.800	**3.516.206.663**
4.04	430.000.000		**12.442.460.910**
4.07			**3.455.505.955**
4.08			**130.000.000**
TOTAL	**1.411.152.899**	**177.658.248**	**27.841.200.254**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Actividades Centrales	16.940.596.119
02	Ordenación Pesquera	1.139.630.396
03	Fomento de Desarrollo Pesquero	7.764.022.117
04	Tramitación, Vigilancia y Control	408.140.475
05	Fomento y Desarrollo de la Acuicultura	1.411.152.899
06	Sanidad Pesquera y Acuícola	177.658.248
	TOTAL	**27.841.200.254**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	7.732.924.804
4.02	Materiales y Suministros	564.101.922
4.03	Servicios no Personales	3.516.206.663
4.04	Activos Reales	12.442.460.910
4.07	Transferencias	3.455.505.955
4.08	Otros Gastos de Instituciones Descentralizadas	130.000.000
	TOTAL	**27.841.200.254**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**20.129.659.927**
Transferencias para Financiar Gastos Corrientes	10.645.461.483
Del Sector Público	10.645.461.483
Ministerio de Agricultura y Tierras	10.645.461.483
Recursos Ordinarios	1.400.000.000
Otras Fuentes de Financiamiento	9.245.461.483
Convenio de Cooperación	9.125.461.483
Otros Gastos	120.000.000
Ingresos por Actividades Propias	6.824.219.252
Venta de Bienes	6.824.219.252
Ingresos por Tasas(Articulo 55 LPA.)	5.988.750.152
Ingresos por Multas(Articulo 82 LPA.)	835.469.100
Otros Ingresos Corrientes	2.659.979.192
Ingresos de la Propiedad	2.659.979.192
Intereses por Dinero en Depósitos	1.750.000.000
Otros Ingresos de la Propiedad	909.979.192
B. Gastos Corrientes	**15.398.739.344**
Gastos de Consumo	11.943.233.389
Gastos de Personal	7.732.924.804
Materiales y Suministros	564.101.922
Servicios no Personales	3.516.206.663
Otros Gastos de Instituciones Descentralizadas	130.000.000
Depreciación y Amortización	130.000.000
Otros Gastos Corrientes	3.455.505.955
Transferencias	3.455.505.955
Transferencias Corrientes al Sector Privado	385.505.955
Pensiones y Jubilaciones	360.505.955
Donaciones Apersonas	25.000.000
Transferencias Corrientes al Sector Público	3.070.000.000
Transferencias Corrientes a Otros Organismos del Sector Público	3.070.000.000
C. Resultado Económico : Ahorro / (Desahorro)	**4.730.920.583**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**12.442.460.910**
Ahorro en la Cuenta Corriente	4.730.920.583
Transferencias Para Financiar Gastos de Capital	7.581.540.327
Sector Público	7.581.540.327
Ministerio de Agricultura y Tierras	7.581.540.327
Programas y Proyectos	
Innovación del Ordenamiento Pesquero y de la Acuicultura para Garantizar la Participación de las Comunidades en la Seguridad Alimentaría	45.000.000
Unidades Integrales de Acopio Pesquero	7.166.665.950
Dotación de un Laboratorio Artesanal para la Producción de Post Larvas del Camarón Blanco (Litopenaeus Schmitti), con fines de población en las Lagunas El Gran Eneal y Cocinetas del Estado	9.000.000
Instalación de Granjas de Cultivo de Ostras en los Estados Sucre y Nueva Esparta	23.040.000
Instalación de Granjas Comunitarias de Cultivo de Artemia en Zonas Inhóspitas de los Estado Sucre, Nueva Esparta y Falcón	34.560.000
Instalación de granjas de cultivo de mejillón en los Estados Sucre y Nueva Esparta	36.000.000
Granja Comunitaria de Camarón en la Península de Araya	42.300.000
Repoblamiento de Embalses	44.280.000
Programa Consolidado de la Pesca Artesanal y Acuicultura Rural / Cooperativismo – Capacitación - Asistencia Técnica	180.694.377
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	130.000.000
B. Gastos de Capital	**12.442.460.910**
Activos Reales	12.442.460.910
Repuestos y Reparaciones Mayores	45.548.483
Adquisición de Maquinarias y Demás Equipos	4.404.307.864
Estudios y Proyectos Para Inversión en Activo Fijo	411.064.236
Programas y Proyectos	7.581.540.327
C. Resultado Financiero : Equilibrado	

A0935
Instituto Nacional de Tierras (INTI)

INSTITUTO NACIONAL DE TIERRAS (INTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Nacional de Tierras tiene como objeto la administración, redistribución de las tierras y la regulación de la posesión de las mismas, en tal sentido su ámbito de acción será:

- Planificar, fomentar y ejecutar los programas de administración y distribución de las tierras de su patrimonio y las que hayan sido incorporadas al mismo por cualquier titulo, sean agrícolas o urbanas.

- Velar por el cumplimiento de la función social de la tierra y la promoción del hombre en el campo, ofreciendo seguridad jurídica a través de la dotación y regularización de la tenencia de tierra, tomando las medidas que considere pertinentes de conformidad con la Constitución y la Ley.

- Promover la recuperación de tierras, bosques y aguas en beneficio de las poblaciones rurales y de comunidades indígenas.

- Impedir el desalojo directo o indirecto de los campesinos de las tierras que hayan venido ocupando, durante más de un año, y sobre las que hayan realizado un desarrollo agroproductivo de conformidad con la ley.

- Solicitar al Ejecutivo Nacional, cuando sea procedente, la reivindicación de las tierras de la Nación.

- Coordinar acciones para fortalecer la competitividad de la producción agrícola del sector, adoptando medidas de estimulo al productor.

- Establecer los mecanismos de integración de los registros agrarios y públicos con la región catastral.

Para el ejercicio fiscal del año 2005, el presupuesto del Instituto asciende a Bs. 75.233,4 millones, los cuales estarán financiados de la siguiente manera: Bs. 3.422,5 millones con ingresos propios; Bs. 45.288,5 millones como transferencias del Ministerio de Agricultura y Tierras, Bs. 2.448,0 millones de Ley de Endeudamiento, Bs. 83,3 millones recursos de capital y Bs. 23.991,1 millones de recursos financieros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**48.711.012.656**
Transferencias Para Financiar Gastos Corrientes	45.288.500.000
Del Sector Público	45.288.500.000
Otros Ingresos Corrientes	3.422.512.656
Ingresos de la Propiedad	3.422.512.656

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Recursos de Capital	**2.531.265.450**
Transferencias Para Financiar Gastos de Capital	2.447.979.600
Sector Público	2.447.979.600
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	83.285.850
Recursos Financieros	**23.991.168.763**
Activos Financieros	23.991.168.763
Disminución de Caja y Bancos	11.689.012.752
Venta de Inversiones Financieras	12.302.156.011
TOTAL	**75.233.446.869**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**51.134.279.575**
Gastos de Consumo	51.134.279.575
Gastos de Personal	30.601.900.593
Materiales y Suministros	9.339.425.907
Servicios no Personales	11.109.667.225
Otros Gastos de Instituciones Descentralizadas	83.285.850
Depreciación y Amortización	83.285.850
Gastos de Capital	**21.444.000.000**
Activos Reales	21.444.000.000
Repuestos y Reparaciones Mayores	650.000.000
Estudios y Proyectos para Inversión en Activo Fijo	15.669.000.000
Conservaciones Ampliaciones y Mejoras	3.025.000.000
Otros Activos Reales	2.100.000.000
Aplicaciones Financieras	**2.655.167.294**
Pasivos Financieros	2.655.167.294
Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.655.167.294
Disminución de Otros Pasivos Circulantes	2.655.167.294
Total	**75.233.446.869**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Otorgar Certificados de Clasificación de Finca	Certificado	400
Identificar y Cuantificar las Tierras Ociosas	Ha	1.000
Otorgar Títulos de Adjudicación Permanente	Título	60
Establecer los Proyectos de Mejoramiento de las Unidades Productivas	Proyecto	2.084
Iniciar el Procedimiento de Rescate de las Tierras Propiedad del Instituto Nacional de Tierras	Ha	20.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**864**	**8.849.379.024**
Directivo	155	2.868.096.000
Profesional y Técnico	411	4.708.032.000
Administrativo	139	696.600.000
Obrero	159	576.651.024
Personal Contratado	**20**	**560.000.000**
Profesional y Técnico	20	560.000.000
TOTAL	**884**	**9.409.379.024**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	139	696.600.000
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	20	168.000.000
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	411	4.708.032.000
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	155	3.260.096.000
	TOTAL	**725**	**8.832.728.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	159	576.651.024
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**159**	**576.651.024**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	20.676.133.858	8.856.954.000	1.068.812.735	**30.601.900.593**
4.02	8.564.425.907	600.000.000	175.000.000	**9.339.425.907**
4.03	9.468.854.481	1.020.406.372	620.406.372	**11.109.667.225**
4.04	16.540.000.000	4.904.000.000		**21.444.000.000**
4.06	1.125.167.294	1.530.000.000		**2.655.167.294**
4.08	83.285.850			**83.285.850**
TOTAL	**56.457.867.390**	**16.911.360.372**	**1.864.219.107**	**75.233.446.869**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Dirección Superior	56.457.867.390
02	Gerencia Técnica de Tierras	16.911.360.372
03	Oficinas Regionales de Tierras	1.864.219.107
	TOTAL	**75.233.446.869**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	30.601.900.593
4.02	Materiales y Suministros	9.339.425.907
4.03	Servicios no Personales	11.109.667.225
4.04	Activos Reales	21.444.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.655.167.294
4.08	Otros Gastos de Instituciones Descentralizadas	83.285.850
	TOTAL	**75.233.446.869**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**48.711.012.656**
Transferencias Para Financiar Gastos Corrientes	45.288.500.000
Del Sector Público	45.288.500.000
Ministerio de Agricultura y Tierras	45.288.500.000
Recursos Ordinarios	38.671.440.000
Otras Fuentes de Financiamiento	6.617.060.000
Otros Ingresos Corrientes	3.422.512.656
Ingresos de la Propiedad	3.422.512.656
Intereses por Dinero en Depósitos	3.422.512.656
B. Gastos Corrientes	**51.134.279.575**
Gastos de Consumo	51.134.279.575
Gastos de Personal	30.601.900.593
Materiales y Suministros	9.339.425.907
Servicios no Personales	11.109.667.225
Otros Gastos de Instituciones Descentralizadas	83.285.850
Depreciación y Amortización	83.285.850
C. Resultado Económico : Desahorro / (Desahorro)	**(2.423.266.919)**
II. Cuenta Capital	
A. Recursos de Capital	**107.998.531**
Desahorro en la Cuenta Corriente	(2.423.266.919)
Transferencias Para Financiar Gastos de Capital	2.447.979.600
Sector Público	2.447.979.600
Ministerio de Agricultura y Tierras	2.447.979.600
Programas y Proyectos	
Formulación y Establecimiento de Proyectos Agroproductivos	1.698.732.600
Regulación y Titulación de la Tenencia de la Tierra	239.310.000
Censo e Inventario de Aguas con Fines de Uso Agrario	284.937.000
Programa Fronterizo	150.000.000
Comunidades Indígenas	75.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	83.285.850
B. Gastos de Capital	**21.444.000.000**
Activos Reales	21.444.000.000
Repuestos y Reparaciones Mayores	650.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	15.669.000.000
Conservaciones Ampliaciones y Mejoras	3.025.000.000
Otros Activos Reales	2.100.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(21.336.001.469)**
III. Cuenta Financiera	
A. Recursos Financieros	**23.991.168.763**
Activos Financieros	23.991.168.763
Disminución de Cajas y Bancos	11.689.012.752
Ventas de Inversiones Financieras	12.302.156.011
B. Aplicaciones Financieras	**23.991.168.763**
Pasivos Financieros	2.655.167.294
Servicio de la Deuda y Disminución de Otros Pasivos	2.655.167.294
Disminución de Otros Pasivos Circulantes	2.655.167.294
Déficit Financiero	21.336.001.469

35
Ministerio de Educación Superior

A0006

Colegio Universitario Francisco de Miranda

COLEGIO UNIVERSITARIO FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Colegio Universitario "Francisco de Miranda", (C.U.F.M.), fue creado por Decreto Presidencial Nº 1620, de fecha 20 febrero de 1974 y publicado en la Gaceta Oficial Nº 30.336, del 21 del mismo mes. Es una Institución del Estado Venezolano cuya misión es formar Técnicos Superiores Universitarios (T.S.U.), en las áreas prioritarias del Sector Servicios de la Economía.

El C.U.F.M. va encaminado a ser una institución líder entre los Institutos y Colegios Universitarios, como consecuencia de la atención a sus estudiantes, de la calidad de sus recursos humanos y de la respuesta oportuna a un mercado laboral cambiante, en donde predominan los siguientes valores:

- Atención al estudiante,
- Excelencia académica,
- Integración institucional,
- Compromiso de honestidad.

Dentro de su Estrategias Corporativas encontramos:

- Mejoramiento Académico
  - Dado que el estudiante es la razón de ser del proceso educativo y la mayor fortaleza en la que pueda sustentarse y desarrollarse, es nuestra responsabilidad abocarnos a preparar estudiantes críticos, autónomos, participativos, creativos, gestores de su propio desarrollo y conscientes del papel que les tocará jugar en la sociedad como sujetos productivos.
- Fortalecimiento y consolidación de Desarrollo y Bienestar Estudiantil
  - Se busca promover programas de desarrollo y bienestar estudiantil que sirvan de apoyo y contribuyan a la atención integral del estudiante en las áreas de orientación académica, bienestar social, personal, de salud, calidad de vida, asistencia socioeconómica, asesoría psicológica y vocacional con énfasis en la función educativa, de tal manera que permitan superar las dificultades, desarrollar sus potencialidades y completar su proceso educativo.
- Fortalecimiento del Sistema de Gestión de Recursos Humanos del C.U.F.M
  - Orientada a propiciar una sana administración de los recursos humanos que trabajan en el Colegio, mediante la realización de planes, programas y acciones que contribuyan a mantener al personal en las mejores condiciones y con un rendimiento cónsono al cargo y funciones asignadas con miras al logro de la misión institucional.
- Fomento de la Actividad de Investigación
  - Se pretende crear una organización de trabajo y condiciones institucionales que sirvan de apoyo a las intenciones y esfuerzos de investigación que realicen tanto los docentes como los alumnos liderizados por sus tutores académicos.
- Autogestión Financiera
  - Se busca desarrollar acciones estratégicas para obtener ingresos propios que signifique fuentes de financiamiento distintas a las procuradas por el Estado, para fortalecer los recursos presupuestarios de la Institución.

- Incorporación de la Tecnología a los Procesos Académicos y Administrativos del Colegio

  - Su finalidad es realizar los esfuerzos de gestión y toma de decisiones que propicien la incorporación de la tecnología en los procesos académicos y administrativos. Para ello se requieren contundentes esfuerzos para atender este segmento.

- Promoción de la Imagen Organizacional

  - Orientada a la promoción y generación de una imagen positiva acerca de la realidad de las instituciones formadoras de técnicos superiores y en especial el C.U.F.M., así como la pertinencia de los egresados para contribuir al proceso productivo del país.

- Modernización del Diseño Organizacional

  - Dirigida a establecer y mantener la estructura organizacional, los sistemas y procedimientos y la estructura de cargos más convenientes para el personal, la tecnología y la misión de la instrucción.

- Proceso de Desarrollo Organizacional

  - Centrada en mejorar la institución tanto para enfrentarse a los cambios del ambiente externo como para mejorar su capacidad para resolver problemas internos.

- Consolidación del C.U.F.M. en su Sede Propia

  - Continuar la gestión para la adquisición de una sede propia

- Realimentación y Mejoramiento Institucional

  - Acciones que permitan generar información útil y significativa acerca de los diversos aspectos que constituyen "el ser institucional", a través del examen de sus partes constitutivas y sus interrelaciones.

El ingreso de los bachilleres al Colegio es a través del sistema de asignación del Consejo Nacional de Universidades (C.N.U.).

Los Colegios Universitarios están enmarcados dentro de una política tendiente a ampliar, fortalecer y dinamizar la educación superior, por lo cual se conciben dentro de un contexto integracionista, donde cada unidad no es más que una célula de un subsistema que debe responder institucionalmente, como un todo a las demandas de:

- Ofrecer carreras que se ajusten a la realidad y exigencias de un país en desarrollo.
- Contribuir al mejoramiento de nuestro proceso de independencia económica y de autonomía cultural.
- Lograr los intercambios de ideas y recursos entre todas las instituciones para que cumplan con su papel de ser instrumentos eficientes al servicio del desarrollo del país.

Dentro de la política de diversificación de la educación superior, definida para responder a los requerimientos de una sociedad que adquiere nuevas funciones, el Colegio Universitario "Francisco de Miranda" forma recursos humanos en el ámbito superior para satisfacer las necesidades de personal especializado en el sector de los servicios.

El Colegio Universitario "Francisco de Miranda" presenta desde 1986 un crecimiento moderado en comparación con sus primeros 10 años de vida, motivado a la carencia de sede propia y la que ocupa actualmente resulta insuficiente para atender creciente demanda estudiantil, a pesar de la apertura del "Semestre Vespertino".

La insuficiencia de planta física determina la necesidad de mantener un incremento moderado de la matrícula ya que el número de alumnos que se puede atender eficientemente es limitado, existiendo mas que todo una saturación de la matrícula nocturna debido a que las características fundamentales de la población estudiantil apuntan hacia una demanda de cupo mayoritariamente en el turno nocturno.

Existen tres Programas dentro de la Estructura del Colegio, ellos son:

Programa 01 " Formación de Técnicos Superiores Universitarios"

Orientado hacia la dirección general, planificación y coordinación de todas las funciones que se desarrollan en la institución, así como también, las tareas docentes y administrativas consideradas dentro de los programas de estudio y de aquellas destinadas a la promoción cultural dirigida al desarrollo integral del estudiante. Además, brinda apoyo en la administración financiera, de personal, ejecución presupuestaria y de servicios que requiere en la Institución por el logro de sus objetivos.

Programa 02 "Investigación y Post-Grado"

Fomenta el desarrollo de la investigación entre los miembros del personal docente y estudiantil. Cada año se efectúa la Jornada Interna de Investigación, la cual crea un escenario para la interlocución de los investigadores con la comunidad especializada.

Programa 03 "Extensión y Producción"

Se fundamenta en el mejoramiento de la comunicación corporativa del C.U.F.M., tanto en el ámbito interno como en sus relaciones externas. En este sentido, se publica con frecuencia mensual un boletín informativo interno: Noticias del "Colegio Universitario Francisco de Miranda". Igualmente, como posibilidad de publicación de alto nivel se está editando la revista "Ensayos".

Dentro de las principales metas propuestas por la Institución para ser cumplidas durante el Año Fiscal 2005, se encuentra:

- Garantizar la atención de la matrícula estudiantil.
- Establecer el plan general de formación y actualización del personal docente, en atención al diagnóstico de necesidades institucionales, con base a los resultados obtenidos en su evolución de desempeño docente.
- Planificar e implementar programas de ejecución y desarrollo del personal administrativo del CUFM.
- Garantizar la realización de cursos de actualización y desarrollo del Personal Docente, según su detección de necesidades.
- Adiestrar y actualizar al personal administrativo y obrero, en el uso del nuevo sistema automatizado.
- Disponer permanentemente actualizada una base de datos de recursos humanos de la organización.
- Estructurar una plataforma tecnológica comunicacional entre las sedes de la Institución.
- Adquirir e instalar equipo didáctico de tecnología de punta.
- Implementar un sistema de información entre las unidades del área académica.
- Implementar un sistema automatizado que contribuya a una mayor eficiencia y rapidez de la información en la Subdirección Administrativa.
- Garantizar la ampliación de la matrícula estudiantil del CUFM, en sus carreras Informática, Contaduría y Administración en sus menciones.
- Incrementar la calidad y cobertura de los programas de Desarrollo y Bienestar Estudiantil, para brindar mayor apoyo y mejor atención a los estudiantes regulares de la Institución.
- Fortalecer la actualización y la experiencia gerencial entre profesionales de ayuda, por medio de la participación y asistencia a eventos nacionales e internacionales de Desarrollo y Bienestar Estudiantil.
- Fortalecer y consolidar los programas de Desarrollo y Bienestar Estudiantil.
- Contribuir a mejorar el rendimiento académico de los alumnos a través de la aplicación de instrumentos especializados para el estudio y evaluación de necesidades, nivel de vida y condiciones físicas y salud de los alumnos.
- Garantizar los gastos del personal docente, administrativo y obrero,
- Adquisición de materiales, suministros y mobiliario y
- Contratación de servicios no personales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**18.850.492.725**
Transferencias Para Financiar Gastos Corrientes	18.709.426.725
Del Sector Público	18.709.426.725
Ingresos por Actividades Propias	51.066.000
Ingresos no Tributarios	51.066.000
Otros Ingresos Corrientes	90.000.000
Ingresos de la Propiedad	90.000.000
Recursos Financieros	**2.110.731.866**
Activos Financieros	2.110.731.866
Disminución de Caja y Bancos	2.110.731.866
TOTAL	**20.961.224.591**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**18.225.867.369**
Gastos de Consumo	12.280.621.080
Gastos de Personal	10.595.421.080
Materiales y Suministros	479.900.000
Servicios no Personales	1.205.300.000
Otros Gastos Corrientes	5.945.246.289
Transferencias	5.945.246.289
Transferencias Corrientes al Sector Privado	5.622.990.369
Otras Transferencias	322.255.920
Gastos de Capital	**1.311.000.000**
Activos Reales	1.261.000.000
Adquisición de Maquinarias y Demás Equipos	400.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	10.000.000
Otros Activos Reales	851.000.000
Activos Intangibles	50.000.000
Aplicaciones Financieras	**1.424.357.222**
Pasivos Financieros	1.424.357.222
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.424.357.222
Disminución de Cuentas y Efectos a Pagar	1.424.357.222
Total	**20.961.224.591**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	4.412
Matrícula de Postgrado	Alumno	275
Egresados de Pregrado	Egresado	577
Egresados de Postgrado	Egresado	30
Actividades de Investigación	Proyecto	4
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	6
Asistencia Socioeconómica al Estudiante	Becario	4.320

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**280**	**3.551.998.933**
Directivo	3	62.629.680
Profesional y Técnico	98	1.813.775.613
Administrativo	61	510.346.018
Docente	48	696.813.252
Obrero	70	468.434.370
Personal Fijo a Tiempo Parcial	**76**	**392.378.610**
Profesional y Técnico	1	8.460.663
Administrativo	1	3.977.259
Docente	74	379.940.688
Personal Contratado	**102**	**443.390.331**
Profesional y Técnico	7	71.651.855
Administrativo	24	112.045.570
Docente	56	246.740.490
Obrero	15	12.952.416
TOTAL	**458**	**4.387.767.874**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	28	48.876.998
II	321.236 - 371.235	14	58.282.159
III	371.236 - 421.235	39	176.495.736
IV	421.236 - 471.235	50	267.171.060
V	471.236 - 521.235		
VI	521.236 - 571.235	9	57.061.044
VII	571.236 - 621.235	15	108.004.288
VIII	621.236 - 671.235	11	82.936.096
IX	671.236 - 721.235	19	159.717.500
X	721.236 - 771.235	20	182.613.397
XI	771.236 - 821.235	7	67.118.834
XII	821.236 - 871.235	14	141.069.996
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	21	241.858.443
XV	971.236 - 1.021.235	1	11.975.028
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	125	2.303.200.509
	TOTAL	**373**	**3.906.381.088**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	15	12.952.416
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	22	129.986.009
VI	521.236 - 571.235	19	123.312.304
VII	571.236 - 621.235	19	132.702.657
VIII	621.236 - 671.235	6	46.046.544
IX	671.236 - 721.235	1	8.405.533
X	721.236 - 771.235		
XI	771.236 - 821.235	3	27.981.323
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**85**	**481.386.786**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**125**	**4.492.170.182**
Jubilado	124	4.456.369.650
Pensionado	1	35.800.532
Administrativo	**1**	**5.004.832**
Profesional y Técnico	1	5.004.832
Pensionado	1	5.004.832
Obrero	**33**	**410.124.696**
Jubilado	33	410.124.696
TOTAL	**159**	**4.907.299.710**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	10.595.421.080			**10.595.421.080**
4.02	268.900.000	5.000.000	206.000.000	**479.900.000**
4.03	1.186.300.000	3.000.000	16.000.000	**1.205.300.000**
4.04	1.301.000.000	10.000.000		**1.311.000.000**
4.06	1.424.357.222			**1.424.357.222**
4.07	5.766.246.289	129.000.000	50.000.000	**5.945.246.289**
TOTAL	**20.542.224.591**	**147.000.000**	**272.000.000**	**20.961.224.591**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	20.542.224.591
02	Investigación y Postgrado	147.000.000
03	Extensión y Producción	272.000.000
	TOTAL	**20.961.224.591**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	10.595.421.080
4.02	Materiales y Suministros	479.900.000
4.03	Servicios no Personales	1.205.300.000
4.04	Activos Reales	1.311.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.424.357.222
4.07	Transferencias	5.945.246.289
	TOTAL	**20.961.224.591**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.850.492.725**
Transferencias Para Financiar Gastos Corrientes	18.709.426.725
Del Sector Público	18.709.426.725
De la Administración Central	18.709.426.725
Recursos Ordinarios	18.019.048.879
Otras Fuentes de Financiamiento	690.377.846
Ingresos por Actividades Propias	51.066.000
Ingresos no Tributarios	51.066.000
Venta de Bienes y Servicios	51.066.000
Otros Ingresos Corrientes	90.000.000
Ingresos de la Propiedad	90.000.000
Intereses por Dinero en Depósitos	90.000.000
B. Gastos Corrientes	**18.225.867.369**
Gastos de Consumo	12.280.621.080
Gastos de Personal	10.595.421.080
Materiales y Suministros	479.900.000
Servicios no Personales	1.205.300.000
Otros Gastos Corrientes	5.945.246.289
Transferencias	5.945.246.289
Transferencias Corrientes al Sector Privado	5.622.990.369
Pensiones	230.643.730
Jubilaciones	5.101.006.639
Becas	162.540.000
Otras Transferencias Directas a Personas	128.800.000
Otras Transferencias Corriente Diversas	322.255.920
Transferencias Corrientes Diversas	322.255.920
C. Resultado Económico : Ahorro/(Desahorro)	**624.625.356**
II. Cuenta Capital	
A. Recursos de Capital	**624.625.356**
Ahorro en la Cuenta Corriente	624.625.356

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
B. Gastos de Capital	**1.311.000.000**
Activos Reales	1.261.000.000
Adquisición de Maquinarias y Demás Equipos	400.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	10.000.000
Otros Activos Reales	851.000.000
Activos Intangibles	50.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(686.374.644)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.110.731.866**
Activos Financieros	2.110.731.866
Disminución de Cajas y Bancos	2.110.731.866
B. Aplicaciones Financieras	**2.110.731.866**
Pasivos Financieros	1.424.357.222
Servicio de la Deuda y Disminución de Otros Pasivos	1.424.357.222
Disminución de Cuentas y Efectos a Pagar	1.424.357.222
Déficit Financiero	686.374.644

A0007
Colegio Universitario de Caracas

COLEGIO UNIVERSITARIO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Colegio Universitario de Caracas (CUC), fue creado por Decreto Presidencial N° 792 según Gaceta Oficial N° 29.669 de fecha 23/11/71, adscrito al Ministerio de Educación Superior siendo el CUC es una Institución educativa fundamentada en los principios y valores promovidos por la Constitución de la Republica Bolivariana de Venezuela, orientado por las políticas de justicia, equidad, mejoramiento de la calidad académica, pertinencia social, servicio a la comunidad, entre otras, a partir de la cual se generan los proyectos sociales y las acciones educativas pertinentes para mejorar las condiciones de vida del venezolano, contribuir al desarrollo socioeconómico del país, y fortalecer el equilibrio económico de la nación.

Su finalidad es contribuir al desarrollo humanístico, científico-social y tecnológico del país, en consonancia con las necesidades locales y regionales de las planes de desarrollo social y económico del ejecutivo nacional y los lineamientos y políticas académicas y estudiantiles del Ministerio de Educación Superior.

MISIÓN

Formación, actualización, perfeccionamiento y capacitación de los ciudadanos y ciudadanas a nivel Técnico Superior Universitario altamente calificados y calificadas para desempeñarse en forma proactiva en las carreras de: Informática, Organización y Sistemas, Turismo, Hotelería, Educación Preescolar, Trabajo Social, Administración Municipal, Recursos Humanos, Presupuesto, Contabilidad de Costo y Mercadeo.

Su finalidad es contribuir al desarrollo humanístico, científico-social y tecnológico del país, en consonancia con las necesidades locales y regionales de las planes de desarrollo social y económico del ejecutivo nacional y los lineamientos y políticas académicas y estudiantiles del Ministerio de Educación Superior.

VISIÓN

El Colegio Universitario de Caracas es pionero en la formación del Técnico Superior Universitario, se propone contribuir al desarrollo y bienestar de la sociedad venezolana, mediante una educación superior basada en los principios de equidad y mutua cooperación con el resto del sistema de educación nacional, con miras a interactuar armónicamente con el entorno, fortalecer la economía nacional, propiciar la creatividad y la autorrealización del individuo y su compromiso con el país en la búsqueda de una sociedad más justa, más solidaria, más democrática, más humana, más participativa.

Dentro de su Estrategias Corporativas encontramos:

MEJORAMIENTO ACADÉMICO

- Dado que el estudiante es la razón de ser del proceso educativo y la mayor fortaleza en la que pueda sustentarse y desarrollarse, es nuestra responsabilidad abocarnos a preparar estudiantes críticos, autónomos, participativos, creativos, gestores de su propio desarrollo y conscientes del papel que les tocará jugar en la sociedad como entes productivos.

FORTALECIMIENTO Y CONSOLIDACIÓN DE DESARROLLO Y BIENESTAR ESTUDIANTIL

- Promover programas de desarrollo y bienestar estudiantil que sirvan de apoyo y contribuyan a la atención integral del estudiante en las áreas de orientación académica, bienestar social, personal, de salud, calidad de vida, asistencia socioeconómica, asesoría psicológica y vocacional con énfasis en la función educativa, de tal manera que permitan superar las dificultades, desarrollar sus potencialidades y completar su proceso educativo.

FORTALECIMIENTO DEL SISTEMA DE GESTIÓN DE RECURSOS HUMANOS

- Propiciar una sana administración de los recursos humanos que trabajan en el Colegio, mediante la realización de planes, programas y acciones que contribuyan a mantener al personal en las mejores condiciones y con un rendimiento acorde al cargo y funciones asignadas con miras al logro de la misión institucional.

FOMENTO DE LA ACTIVIDAD DE INVESTIGACIÓN

- Crear una organización de trabajo y condiciones institucionales que sirvan de apoyo a las intenciones y esfuerzos de investigación que realicen tanto los docentes como los alumnos líderizados por sus tutores académicos.

PROMOCIÓN DE LA IMAGEN ORGANIZACIONAL

- Orientada a la promoción y generación de una imagen positiva acerca de la realidad de las instituciones formadoras de técnicos superiores y en especial el CUC., así como la pertinencia de los egresados para contribuir al proceso productivo del país.

REALIMENTACIÓN Y MEJORAMIENTO INSTITUCIONAL

- Acciones que permitan generar información útil y significativa acerca de los diversos aspectos que constituyen "el ser institucional", a través del examen de sus partes constitutivas y sus interrelaciones.

- Ingreso de los bachilleres al Colegio es a través del sistema de asignación del Consejo Nacional de Universidades (C.N.U.).

Finalmente dada la carencia de planta física determina la necesidad de mantener un incremento moderado de la matrícula, dada la carencia ya que el número de alumnos que se puede atender eficientemente es limitado, existiendo mas que todo una saturación de la matrícula nocturna debido a que las características fundamentales de la población estudiantil apuntan hacia una demanda de cupo mayoritariamente en el turno nocturno.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**28.018.478.063**
Transferencias Para Financiar Gastos Corrientes	27.557.237.439
Del Sector Público	27.557.237.439
Ingresos por Actividades Propias	361.240.624
Ingresos no Tributarios	361.240.624
Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
TOTAL	**28.018.478.063**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**26.726.750.184**
Gastos de Consumo	16.842.533.723
Gastos de Personal	15.059.933.552
Materiales y Suministros	486.456.514
Servicios no Personales	1.296.143.657
Otros Gastos Corrientes	9.884.216.461
Transferencias	9.884.216.461
Transferencias Corrientes al Sector Privado	9.883.514.953
Otras Transferencias	701.508
Gastos de Capital	**129.957.089**
Activos Reales	129.957.089
Repuestos y Reparaciones Mayores	61.171.241
Adquisición de Maquinarias y Demás Equipos	58.785.848
Otros Activos Reales	10.000.000
Aplicaciones Financieras	**1.161.770.790**
Pasivos Financieros	1.161.770.790
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.161.770.790
Disminución de Cuentas y Efectos a Pagar	1.161.770.790
Total	**28.018.478.063**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	7.013
Egresados de Pregrado	Egresado	1.064
Actividades de Investigación	Proyecto	12
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	4
Asistencia Socioeconómica al Estudiante	Becario	184

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**324**	**4.655.944.774**
Directivo	3	106.859.997
Profesional y Técnico	109	1.611.465.607
Administrativo	74	1.029.529.139
Docente	76	1.463.361.349
Obrero	62	444.728.682
Personal Fijo a Tiempo Parcial	**57**	**554.109.636**
Docente	57	554.109.636
Personal Contratado	**199**	**1.227.657.468**
Profesional y Técnico	8	123.448.740
Docente	191	1.104.208.728
TOTAL	**580**	**6.437.711.878**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	6.443.328
II	321.236 - 371.235	6	25.532.928
III	371.236 - 421.235	41	188.431.680
IV	421.236 - 471.235	96	515.806.848
V	471.236 - 521.235	5	28.727.807
VI	521.236 - 571.235	28	178.588.020
VII	571.236 - 621.235	12	82.610.285
VIII	621.236 - 671.235	21	162.884.432
IX	671.236 - 721.235	17	144.544.416
X	721.236 - 771.235	17	149.132.636
XI	771.236 - 821.235	21	196.384.764
XII	821.236 - 871.235	22	220.852.800
XIII	871.236 - 921.235	19	204.654.398
XIV	921.236 - 971.235	2	23.000.880
XV	971.236 - 1.021.235	10	118.768.897
XVI	1.021.236 - 1.071.235	2	24.993.180
XVII	1.071.236 - MAS	197	3.721.625.897
	TOTAL	**518**	**5.992.983.196**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	16	96.152.151
VI	521.236 - 571.235		
VII	571.236 - 621.235	25	180.617.829
VIII	621.236 - 671.235	17	133.204.607
IX	671.236 - 721.235		
X	721.236 - 771.235	4	34.754.095
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**62**	**444.728.682**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**248**	**9.135.597.901**
Jubilado	244	9.032.438.508
Pensionado	4	103.159.393
Administrativo	**6**	**50.912.748**
Profesional y Técnico	1	10.891.392
Pensionado	1	10.891.392
Apoyo	5	40.021.356
Pensionado	5	40.021.356
Obrero	**21**	**174.930.647**
Jubilado	20	168.453.037
Pensionado	1	6.477.610
TOTAL	**275**	**9.361.441.296**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	15.059.933.552			**15.059.933.552**
4.02	439.756.514	19.000.000	27.700.000	**486.456.514**
4.03	1.261.643.657	17.500.000	17.000.000	**1.296.143.657**
4.04	129.957.089			**129.957.089**
4.06	1.161.770.790			**1.161.770.790**
4.07	9.881.216.461	3.000.000		**9.884.216.461**
TOTAL	**27.934.278.063**	**39.500.000**	**44.700.000**	**28.018.478.063**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	27.934.278.063
02	Investigación y Postgrado	39.500.000
03	Extensión y Producción	44.700.000
	TOTAL	**28.018.478.063**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	15.059.933.552
4.02	Materiales y Suministros	486.456.514
4.03	Servicios no Personales	1.296.143.657
4.04	Activos Reales	129.957.089
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.161.770.790
4.07	Transferencias	9.884.216.461
	TOTAL	**28.018.478.063**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**28.018.478.063**
Transferencias Para Financiar Gastos Corrientes	27.557.237.439
Del Sector Público	27.557.237.439
De la Administración Central	27.557.237.439
Recursos Ordinarios	26.540.375.378
Otras Fuentes de Financiamiento	1.016.862.061
Ingresos por Actividades Propias	361.240.624
Ingresos no Tributarios	361.240.624
Venta de Bienes y Servicios	361.240.624
Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
Intereses por Dinero en Depósitos	100.000.000
B. Gastos Corrientes	**26.726.750.184**
Gastos de Consumo	16.842.533.723
Gastos de Personal	15.059.933.552
Materiales y Suministros	486.456.514
Servicios no Personales	1.296.143.657
Otros Gastos Corrientes	9.884.216.461
Transferencias	9.884.216.461
Transferencias Corrientes al Sector Privado	9.883.514.953
Pensiones	438.319.630
Jubilaciones	9.200.891.545
Becas	150.953.778
Organismos Gremiales	93.350.000
Otras Transferencias Corriente Diversas	701.508
Otras Transferencias Corrientes	701.508
C. Resultado Económico: Ahorro/(Desahorro)	**1.291.727.879**
II. Cuenta Capital	
A. Recursos de Capital	**1.291.727.879**
Ahorro en la Cuenta Corriente	1.291.727.879
B. Gastos de Capital	**129.957.089**
Activos Reales	129.957.089
Repuestos y Reparaciones Mayores	61.171.241
Adquisición de Maquinarias y Demás Equipos	58.785.848
Otros Activos Reales	10.000.000
C. Resultado Financiero: Superávit / (Déficit)	**1.161.770.790**
III. Cuenta Financiera	
A. Recursos Financieros	**1.161.770.790**
Superávit Financiero	1.161.770.790
B. Aplicaciones Financieras	**1.161.770.790**
Pasivos Financieros	1.161.770.790
Servicio de la Deuda y Disminución de Otros Pasivos	1.161.770.790
Disminución de Cuentas y Efectos a Pagar	1.161.770.790

A0008

Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"

COLEGIO UNIVERSITARIO "PROFESOR JOSÉ LORENZO PÉREZ RODRÍGUEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Colegio es una institución de educación superior, ubicada en el Área Metropolitana de Caracas, Estado Miranda Región Capital. Tiene como objetivo fundamental la formación de recursos humanos a nivel superior para atender la demanda del sector productivo no perdiendo como horizonte la contribución al desarrollo social, político, cultural y educativo en el ámbito local, regional y nacional.

Atendiendo a lo previsto dentro del proceso de modernización y transformación que atraviesa, ha orientado su política de gasto hacia la consolidación del cambio institucional, fundamentado en la pertinencia social, la eficiencia, la equidad y la productividad, a través del ejercicio de las funciones de docencia, investigación y extensión.

Aunado a ello, la institución cuenta ahora con una planta física propia, que requiere de inversión para su remodelación y adecuación a las exigencias de una institución universitaria, que permita el ejercicio de la docencia, el desarrollo de programas de investigación y extensión universitaria y la diversificación de la oferta académica, así como la expansión matricular.

En consecuencia se ha previsto alcanzar para el año 2005, entre otras las siguientes metas:

- Ofertar dos nuevas carreras como son Informática y Telecomunicaciones, así como aumentar la matrícula estudiantil de 2.967 a 3.868 alumnos.
- Aumentar y diversificar las ayudas y becas estudiantiles.
- Consolidar de la planta física a través de la adecuación y remodelación de la infraestructura que sirve de sede definitiva de la institución.
- Dotar a la institución del equipamiento, materiales y suministros necesarios para el cabal desarrollo de las funciones fundamentales, así como las de asistencia técnica administrativa y ejecutar el rediseño curricular.
- Proveer del personal docente requerido para atender el crecimiento matricular y el desarrollo de programas de investigación y extensión, a través de la realización de concursos de oposición.
- Creación e implantación de programas de especialización y profesionalización para Técnicos Superiores.
- Actualizar y diversificar las líneas de investigación.
- Consolidar y ampliar los programas de extensión universitaria.
- Sistematización de los procesos de planificación y de control de gestión de la institución.
- Adecuar la estructura organizativa y la normativa interna de la institución, a los requerimientos de eficiencia, productividad y pertinencia social.

A continuación y en concordancia con lo antes expuesto los proyectos definidos para el año 2005 en cada programa que conforman la estructura programática son los siguientes:

FORMACIÓN DE TÉCNICO SUPERIOR

Este programa tiene como propósito la formación de recursos humanos a nivel de Técnico Superior en las Carreras: Educación Especial; Administración y Turismo; capaces de responder a la demanda por parte del mercado laboral tanto local, regional y nacional.

Este programa contempla los siguientes proyectos:

- Creación de la carrera de informática.
- Modernización de los procesos administrativos.
- Acondicionamiento de la infraestructura física y equipamiento para el cumplimiento de sus funciones de docencia, investigación y extensión
- Dotación de libros y textos a la Biblioteca de la Institución.
- Implantación de postgrado a nivel de especialización para la consecución de estudios de Técnico Superior
- Otorgamiento de becas, bolsas de trabajo, ayudas económicas y otros servicios de salud integral al estudiante.
- Creación de la unidad oftalmológica.
- Implantación de programas de carácter virtual (Agencia de viajes, Gerencia de Gestión Humana) como apoyo académico al mejoramiento continuo del desempeño estudiantil, lo cual va a permitir asegurar igualdad de condiciones para la obtención de logros educativos en forma adecuada creación de la carrera de informática.
- Realizar estudios de mercado para el fortalecimiento académico y valoración social de las carreras que ofrece la institución como en el ámbito de consecución de estudios de Técnico Superior.
- Orientación de las pasantías para fortalecer la relación Educación - Trabajo.
- Asistencia Operativa Funcional para atender los requerimientos del funcionamiento de las actividades administrativas y académicas.

INVESTIGACIÓN Y POSTGRADO

Tiene como finalidad incentivar el desarrollo de la investigación para aportar valor agregado al conocimiento y así elevar la calidad académica del docente y el estudiante.

En el programa se destaca el proyecto:

- Especialización en Administración menciones: Personal y Mercadeo.

EXTENSIÓN Y PRODUCCIÓN

Su objetivo es generar y desarrollar la integración de la comunidad intra y extra institucional en pro del bienestar del quehacer universitario enfocándose hacia la dinámica que exigen los tiempos actuales.

Los proyectos previstos son:

- Extensión de la Investigación Institucional e Inserción de la Investigación en la Academia
- Participación en Jornadas de Extensión
- Deporte y Recreación
- Educación Ambiental y Aula Libre de Extensión
- Centro de Educación de Extensión

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**11.006.746.061**
Transferencias Para Financiar Gastos Corrientes	10.775.846.061
Del Sector Público	10.775.846.061
Ingresos por Actividades Propias	69.900.000
Ingresos no Tributarios	69.900.000
Otros Ingresos Corrientes	161.000.000
Ingresos de la Propiedad	161.000.000
Recursos Financieros	**1.758.446.022**
Activos Financieros	1.758.446.022
Disminución de Caja y Bancos	1.758.446.022
TOTAL	**12.765.192.083**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**11.232.780.403**
Gastos de Consumo	10.009.789.427
Gastos de Personal	8.834.328.904
Materiales y Suministros	432.982.611
Servicios no Personales	742.477.912
Otros Gastos Corrientes	1.222.990.976
Transferencias	1.222.990.976
Transferencias Corrientes al Sector Privado	1.222.990.976
Gastos de Capital	**887.059.506**
Activos Reales	857.059.506
Repuestos y Reparaciones Mayores	85.416.000
Adquisición de Maquinarias y Demás Equipos	450.000.000
Otros Activos Reales	321.643.506
Activos Intangibles	30.000.000
Aplicaciones Financieras	**645.352.174**
Pasivos Financieros	645.352.174
Servicio de la Deuda Pública y Disminución de Otros Pasivos	645.352.174
Disminución de Cuentas y Efectos a Pagar	645.352.174
Total	**12.765.192.083**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	3.868
Egresados de Pregrado	Egresado	419
Actividades de Investigación	Proyecto	5
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	50
Asistencia Socioeconómica al Estudiante	Becario	772

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**252**	**3.153.215.180**
Directivo	3	73.353.552
Profesional y Técnico	38	614.637.898
Administrativo	21	152.451.782
Docente	136	1.961.847.650
Obrero	54	350.924.298
Personal Fijo a Tiempo Parcial	**11**	**75.236.892**
Docente	7	35.511.264
Médico	4	39.725.628
Personal Contratado	**43**	**250.993.587**
Profesional y Técnico	3	41.238.389
Administrativo	4	23.559.972
Docente	30	150.014.640
Obrero	6	36.180.586
TOTAL	**306**	**3.479.445.659**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	6.395.616
II	321.236 - 371.235	9	38.027.520
III	371.236 - 421.235	32	160.057.200
IV	421.236 - 471.235	38	204.173.544
V	471.236 - 521.235	4	23.559.972
VI	521.236 - 571.235	6	40.949.656
VII	571.236 - 621.235	11	77.458.388
VIII	621.236 - 671.235	3	22.553.132
IX	671.236 - 721.235	4	34.029.419
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	3	32.276.288
XIV	921.236 - 971.235	19	213.359.964
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	115	2.239.500.076
	TOTAL	**246**	**3.092.340.775**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	22	124.610.312
VI	521.236 - 571.235	14	90.432.550
VII	571.236 - 621.235	24	172.062.022
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**60**	**387.104.884**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**16**	**378.051.716**
Jubilado	9	291.050.460
Pensionado	7	87.001.256
Administrativo	**1**	**7.939.269**
Apoyo	1	7.939.269
Pensionado	1	7.939.269
TOTAL	**17**	**385.990.985**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	8.834.328.904			**8.834.328.904**
4.02	411.333.843	7.850.000	13.798.768	**432.982.611**
4.03	736.126.680	2.150.000	4.201.232	**742.477.912**
4.04	887.059.506			**887.059.506**
4.06	645.352.174			**645.352.174**
4.07	1.222.990.976			**1.222.990.976**
TOTAL	**12.737.192.083**	**10.000.000**	**18.000.000**	**12.765.192.083**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	12.737.192.083
02	Investigación y Postgrado	10.000.000
03	Extensión y Producción	18.000.000
	TOTAL	**12.765.192.083**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	8.834.328.904
4.02	Materiales y Suministros	432.982.611
4.03	Servicios no Personales	742.477.912
4.04	Activos Reales	887.059.506
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	645.352.174
4.07	Transferencias	1.222.990.976
	TOTAL	**12.765.192.083**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.006.746.061**
Transferencias Para Financiar Gastos Corrientes	10.775.846.061
Del Sector Público	10.775.846.061
De la Administración Central	10.775.846.061
Recursos Ordinarios	10.378.217.341
Otras Fuentes de Financiamiento	397.628.720
Ingresos por Actividades Propias	69.900.000
Ingresos no Tributarios	69.900.000
Venta de Bienes y Servicios	69.900.000
Otros Ingresos Corrientes	161.000.000
Ingresos de la Propiedad	161.000.000
Intereses por Dinero en Depósitos	161.000.000
B. Gastos Corrientes	**11.232.780.403**
Gastos de Consumo	10.009.789.427
Gastos de Personal	8.834.328.904
Materiales y Suministros	432.982.611
Servicios no Personales	742.477.912
Otros Gastos Corrientes	1.222.990.976
Transferencias	1.222.990.976
Transferencias Corrientes al Sector Privado	1.222.990.976
Pensiones	60.179.280
Jubilaciones	181.731.384
Becas Universitarias en el País	324.000.000
Otras Transferencias Directas a Personas, y Subsidio a Organismos Laborales y Gremiales	513.000.000
Asistencia Social Personal Pensionado, y asistencia Social Personal Jubilado	144.080.312
C. Resultado Económico : Ahorro/(Desahorro)	**(226.034.342)**
II. Cuenta Capital	
A. Recursos de Capital	**(226.034.342)**
Desahorro en la Cuenta Corriente	(226.034.342)
B. Gastos de Capital	**887.059.506**
Activos Reales	857.059.506
Repuestos y Reparaciones Mayores	85.416.000
Adquisición de Maquinarias y Demás Equipos	450.000.000
Otros Activos Reales	321.643.506
Activos Intangibles	30.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(1.113.093.848)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.758.446.022**
Activos Financieros	1.758.446.022
Disminución de Cajas y Bancos	1.758.446.022
B. Aplicaciones Financieras	**1.758.446.022**
Pasivos Financieros	645.352.174
Servicio de la Deuda y Disminución de Otros Pasivos	645.352.174
Disminución de Cuentas y Efectos a Pagar	645.352.174
Déficit Financiero	1.113.093.848

A0009
Colegio Universitario Cecilio Acosta, de Los Teques

COLEGIO UNIVERSITARIO CECILIO ACOSTA, DE LOS TEQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Colegio Universitario "Cecilio Acosta" de los Teques fue creado por disposición del Ejecutivo Nacional según Decreto No. 792 de fecha 23 de Noviembre de 1971. Se rige por el Reglamento de los Institutos y Colegios Universitarios, Gaceta Oficial No 4.995 Extraordinario de fecha 31 de Noviembre de 1995. Su esquema responde a un conjunto de exigencias que provienen tanto del Subsistema de Educación Superior, así como de los requerimientos del orden social y económico ofrecidas dentro de la región mirandina y del país.

Como Institución de Educación Superior conduce al alumno hacia la prosecución de estudios que le permitan continuar y elevar su formación profesional, orientado a la población sobre las diferentes carrera ofrecidas dentro del subsistema y proporcionando la oportunidad de iniciarse y culminar aquellas, para las cuales manifiestan aptitudes vocacionales, así como ofrecer la información ocupacional pertinente sobre las posibilidades existentes en el mercado laboral, entre sus objetivos primordiales están:

- Formar Técnicos Superiores en las diferentes carreras que ofrece el Colegio teniendo en cuenta las aptitudes e intereses especiales que evidencian los estudiantes en atención a las necesidades nacionales y regionales.

- Promover la elevación del nivel cultural de los diferentes sectores de la comunidad y el perfeccionamiento de los sectores profesionales, todo ello en el marco conceptual de la educación permanente.

- Fomentar estudios e investigaciones en las áreas del conocimiento relacionadas con las especialidades que imparten a la institución y proyectarlas hacia otras instituciones.

Política de Cobertura de los Servicios a Prestar

La matrícula que se estima atender durante el ejercicio fiscal del año 2005 a 6.114 alumnos de Pregrado y egresar 1.030 estudiantes.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**23.437.011.575**
Transferencias Para Financiar Gastos Corrientes	23.237.011.575
Del Sector Público	23.237.011.575
Ingresos por Actividades Propias	140.000.000
Ingresos no Tributarios	140.000.000
Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Recursos Financieros	**287.649.769**
Activos Financieros	287.649.769
Disminución de Caja y Bancos	287.649.769
TOTAL	**23.724.661.344**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**22.632.719.092**
Gastos de Consumo	15.046.601.781
Gastos de Personal	13.255.361.781
Materiales y Suministros	458.040.000
Servicios no Personales	1.333.200.000
Otros Gastos Corrientes	7.586.117.311
Transferencias	7.586.117.311
Transferencias Corrientes al Sector Privado	7.586.117.311
Gastos de Capital	**227.000.000**
Activos Reales	215.000.000
Repuestos y Reparaciones Mayores	50.000.000
Adquisición de Maquinarias y Demás Equipos	138.000.000
Otros Activos Reales	27.000.000
Activos Intangibles	12.000.000
Aplicaciones Financieras	**864.942.252**
Pasivos Financieros	864.942.252
Servicio de la Deuda Pública y Disminución de Otros Pasivos	864.942.252
Disminución de Cuentas y Efectos a Pagar	864.942.252
Total	**23.724.661.344**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	6.114
Egresados de Pregrado	Egresado	1.030
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	14
Asistencia Socioeconómica al Estudiante	Becario	157

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**342**	**3.793.930.252**
Directivo	3	104.738.508
Profesional y Técnico	71	1.209.067.922
Administrativo	94	728.373.264
Docente	49	913.396.006
Obrero	125	838.354.552
Personal Fijo a Tiempo Parcial	**19**	**53.871.504**
Docente	19	53.871.504
Personal Contratado	**268**	**1.601.193.335**
Profesional y Técnico	16	339.870.630
Administrativo	7	54.800.032
Docente	237	1.151.798.280
Obrero	8	54.724.393
TOTAL	**629**	**5.448.995.091**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	41	114.452.568
II	321.236 - 371.235	10	41.887.920
III	371.236 - 421.235	79	360.805.104
IV	421.236 - 471.235	122	655.504.536
V	471.236 - 521.235		
VI	521.236 - 571.235	2	13.665.216
VII	571.236 - 621.235	30	210.611.704
VIII	621.236 - 671.235	52	405.096.338
IX	671.236 - 721.235	12	98.703.100
X	721.236 - 771.235		
XI	771.236 - 821.235	10	95.530.386
XII	821.236 - 871.235	5	50.567.568
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	9	105.530.184
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	124	2.403.561.522
	TOTAL	**496**	**4.555.916.146**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	52	312.206.966
VI	521.236 - 571.235	26	164.048.162
VII	571.236 - 621.235	45	331.806.554
VIII	621.236 - 671.235		
IX	671.236 - 721.235	10	85.017.263
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**133**	**893.078.945**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**178**	**7.002.488.936**
Jubilado	162	6.884.302.056
Pensionado	16	118.186.880
Administrativo	**4**	**37.438.080**
Apoyo	4	37.438.080
Pensionado	4	37.438.080
Obrero	**38**	**311.290.295**
Jubilado	37	303.790.529
Pensionado	1	7.499.766
TOTAL	**220**	**7.351.217.311**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	13.245.361.781	5.000.000	5.000.000	**13.255.361.781**
4.02	385.540.000	46.000.000	26.500.000	**458.040.000**
4.03	1.283.200.000	28.000.000	22.000.000	**1.333.200.000**
4.04	180.000.000	26.000.000	21.000.000	**227.000.000**
4.06	864.942.252			**864.942.252**
4.07	7.586.117.311			**7.586.117.311**
TOTAL	**23.545.161.344**	**105.000.000**	**74.500.000**	**23.724.661.344**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	23.545.161.344
02	Investigación y Postgrado	105.000.000
03	Extensión y Producción	74.500.000
	TOTAL	**23.724.661.344**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	13.255.361.781
4.02	Materiales y Suministros	458.040.000
4.03	Servicios no Personales	1.333.200.000
4.04	Activos Reales	227.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	864.942.252
4.07	Transferencias	7.586.117.311
	TOTAL	**23.724.661.344**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.437.011.575**
Transferencias Para Financiar Gastos Corrientes	23.237.011.575
Del Sector Público	23.237.011.575
De la Administración Central	23.237.011.575
Recursos Ordinarios	22.379.565.848
Otras Fuentes de Financiamiento	857.445.727
Ingresos por Actividades Propias	140.000.000
Ingresos no Tributarios	140.000.000
Venta de Bienes y Servicios	140.000.000
Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósitos	60.000.000
B. Gastos Corrientes	**22.632.719.092**
Gastos de Consumo	15.046.601.781
Gastos de Personal	13.255.361.781
Materiales y Suministros	458.040.000
Servicios no Personales	1.333.200.000
Otros Gastos Corrientes	7.586.117.311
Transferencias	7.586.117.311
Transferencias Corrientes al Sector Privado	7.586.117.311
Pensiones	106.663.944
Jubilaciones	4.463.921.880
Asistencia Social Pensionado	56.460.782
Asistencia Social Jubilado	2.724.170.705
Asistencias Socioeconómica	234.900.000
C. Resultado Económico: Ahorro/(Desahorro)	**804.292.483**
II. Cuenta Capital	
A. Recursos de Capital	**804.292.483**
Ahorro en la Cuenta Corriente	804.292.483
B. Gastos de Capital	**227.000.000**
Activos Reales	215.000.000
Repuestos y Reparaciones Mayores	50.000.000
Adquisición de Maquinarias y Demás Equipos	138.000.000
Otros Activos Reales	27.000.000
Activos Intangibles	12.000.000
C. Resultado Financiero: Superávit / (Déficit)	**577.292.483**
III. Cuenta Financiera	
A. Recursos Financieros	**864.942.252**
Activos Financieros	287.649.769
Disminución de Cajas y Bancos	287.649.769
Superávit Financiero	577.292.483
B. Aplicaciones Financieras	**864.942.252**
Pasivos Financieros	864.942.252
Servicio de la Deuda y Disminución de Otros Pasivos	864.942.252
Disminución de Cuentas y Efectos a Pagar	864.942.252

A0011
Servicio Autónomo Oficinas Técnicas del
Consejo Nacional de Universidades (CNU)

SERVICIO AUTÓNOMO OFICINAS TÉCNICAS DEL CONSEJO NACIONAL DE UNIVERSIDADES (CNU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Servicio Autónomo Consejo Nacional de Universidades (CNU), para cumplir con los objetivos previstos para el año 2005, se basará en las siguientes fuentes de financiamiento.

Fuente de Financiamiento	Bolívares
Aporte del Ejecutivo Nacional a través del Ministerio de Educación Superior	740.917.075.089
Disminución de Caja y Bancos	52.807.499.200
Ingresos Propios	2.750.000.000
Otros Ingresos	3.000.000.000
Total	799.474.574.289

Del total del presupuesto de ingresos el 92,7% proviene del aporte del Ejecutivo Nacional, el 6,6 % de saldo de Caja y Bancos que serán aplicados en la cancelación de compromisos correspondientes al ejercicio fiscal 2004 y el 0,7% de actividades propias originados por la inscripción de 500.000 estudiantes al Proceso de Admisión a la Educación Superior, conformado por 250.000 nuevos inscritos a Bs. 6.000 y 250.000 de la población que no van a presentar la prueba a Bs. 5.000.

POLÍTICA DE GASTOS

El Consejo Nacional de Universidades para dar cumplimiento a las atribuciones señaladas en la actual Ley de Universidades, dispone de dos (2) Oficinas Técnicas Auxiliares cuyo presupuesto de gastos está conformado de la siguiente manera: el Secretariado Permanente, representando el 0,7% del presupuesto total y, la Oficina de Planificación del Sector Universitario que contiene el 99,3% restante. Dentro del presupuesto de la Oficina de Planificación del Sector Universitario (OPSU), están contemplados Bs. 668.171.219.089, correspondientes en forma preponderante a recursos destinados a cubrir beneficios académicos al personal docente de las Universidades Nacionales e Institutos y Colegios Universitarios, y a las Universidades en si, conforme a la cláusula N°. 5 del convenio FAPUV-UCV 1992/93 y aprobado como Transferencias al Servicio Autónomo por los organismo correspondientes.

GASTOS DE PERSONAL

Está contemplado el aumento de la escala de sueldos y salarios decretado en el Contrato Marco de la Administración Pública Nacional 2003-2005, la cual entró en vigencia a partir del 1ro. de enero del año 2004, la creación de nuevos cargos correspondientes al proceso de reestructuración que viene experimentando la Oficina y para cubrir políticas de mejoras al personal que labora en la Institución.

MATERIALES Y SUMINISTROS

Presenta un incremento del 30%, con relación al año anterior a objeto de cubrir los incrementos de precios por efecto de inflación.

SERVICIOS NO PERSONALES

Se contemplan los costos del Proceso de Admisión a la Educación Superior los cuales experimentaron un incremento con relación al año 2004 de un 30%, los gastos asociados al Impuesto al Valor Agregado y el resto de los gastos experimentaron una ajuste del 30% a objeto de cubrir los incrementos por motivos de inflacionarios.

ACTIVOS REALES

Se continuará con la política de dotar y modernizar la plataforma tecnológica para adecuar las oficinas a las necesidades de la Institución.

SERVICIO DE LA DEUDA Y DISMINUCIÓN DE OTROS PASIVOS

Recursos destinados a ser transferidos a las Universidades cuyos recaudos ya han sido suministrados a la OPSU por las Instituciones y están sujetos a los respectivos análisis y aprobaciones.

TRANSFERENCIAS

Orientadas a cubrir becas para los estudiantes de bajo recursos económicos, seleccionados por el CNU para cursar estudios superiores en las distintas Universidades Nacionales, transferencias a las Universidades Nacionales, para cubrir previsión social, beneficio académico, bono de doctorado, adquisición y equipamiento del parque automotor, para la Fundación de Asistencia Médica para Estudiantes de Educación Superior (FAMES), Proyecto Alma Mater, tabulador de salarios del personal administrativo y recursos para el mejoramiento de la planta física y equipamiento de todas las Instituciones de Educación superior, así como para proyectos de creación y funcionamiento de nuevos Institutos y Colegios Universitarios, cancelar prestaciones sociales al personal administrativo, obrero y docente de las Universidades Nacionales.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

El Servicio Autónomo Consejo Nacional de Universidades es el órgano encargado de dirigir, organizar, controlar y evaluar la elaboración y ejecución de planes, programas y proyectos académicos y administrativos de las Universidades Nacionales. Asimismo, le corresponde asesorar a las Universidades Nacionales en el proceso de elaboración y ejecución de los presupuestos universitarios y de los planes operativos y estratégicos, a cuyo efecto prepara las políticas de ingresos y gastos, instrumentos y formularios que sirven de guía en el desarrollo de estas actividades manteniendo una vinculación con los organismos gubernamentales.

De igual modo, cumpliendo con lo establecido en la Ley de Universidades (02-09-1970) es responsable de la coordinación de las relaciones de las Universidades entre sí y con el resto del sistema educativo, armonizando sus planes docentes, culturales y científicos, así como la planificación de su desarrollo de acuerdo con las necesidades del país.

Es competencia del Servicio Autónomo Consejo Nacional de Universidades la coordinación, asesoramiento y evaluación de los proyectos de creación de Universidades y Carreras, analizando los proyectos propuestos tanto en su factibilidad como en su planta física, para lo cual elabora la normatividad y los lineamientos generales para la evaluación de la planta física universitaria, así como la factibilidad de ejecución de los recursos para infraestructura y equipamiento de las instituciones que así lo soliciten.

Con el objeto de garantizar la ejecución coherente de los proyectos con los lineamientos políticos expresados en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, la política presupuestaria del Servicio Autónomo Consejo Nacional de Universidades se enmarca en los siguientes proyectos:

- Sistema de Evaluación y Acreditación de las Universidades: tiene como objetivo la evaluación de las universidades y sus programas en las fases de creación, funcionamiento y desarrollo, y en la fase de logros y resultados. Para lo cual durante el ejercicio fiscal 2005, desarrollará estándares institucionales de las Universidades y sus programas, con el objeto de simplificar los instructivos para la creación o modificación de programas, reduciendo el tiempo de evaluación de los mismos.

- Sistema de Asignación, Seguimiento y Control Presupuestario: determinar técnicamente los recursos necesarios para un funcionamiento cabal de las universidades, que considere el desempeño institucional para la asignación de los recursos adicionales, incorporando instrumentos de evaluación de la efectividad y la eficiencia en la gestión de los recursos financieros del sector.

Para el ejercicio fiscal 2005 se realizarán las siguientes acciones:

- Implantar la Estructura Programática Presupuestaria y las Redes de Producción Institucionales en las Universidades, Colegios e Institutos Universitarios.

- Implantar los manuales SIGECOF sector universitario en las universidades oficiales.

- Desarrollar e implantar un sistema integrado de gestión cuyo diseño conceptual se derive de los manuales SIGECOF sector universitario en las universidades oficiales.

- Incorporar la evaluación de la gestión administrativa y desarrollar indicadores de gestión institucionales.

- Postgrados y Unidades de Investigación este proyecto tiene como propósito el fortalecimiento y vinculación de los programas de postgrado con las unidades de investigación activas y productivas, financiando la dotación de insumos básicos dirigidos a aquellas unidades de investigación que acepten estudiantes tesistas y de los proyectos de tesis doctorales

De igual modo, se propone elevar el número de docentes universitarios con estudios de doctorado, para lo cual se realizarán las siguientes acciones:

- Elaborar el documento que define las pautas del programa de becas de postgrado para docentes 2005.

- Convocar a las universidades para la postulación de candidatos a postgrado 2005.

- Dotación de Bibliotecas y Creación de Salas de Computación con acceso a Internet con finalidad de asegurar la dotación básica de los recursos bibliográficos indispensables para el desempeño de las actividades académicas de pregrado de las universidades. Así como, la creación de centros que permitan en el ámbito académico, el manejo de las herramientas básicas de computación y el uso de internet para todos aquellos estudiantes universitarios, principalmente, los de bajos recursos, a fin de garantizar la equidad en el desempeño y prosecución.

Para cumplir con esta finalidad, se realizarán las siguientes acciones:

- Dotar de 23.553 ejemplares de libros de texto a 86 bibliotecas de 15 universidades.

- Extender el programa de dotación de recursos bibliográficos a los Institutos y Colegios Universitarios que atienden matrículas del 1° al 6° semestre.

- Definir estándares y lineamientos estratégicos para lograr una mayor eficiencia en la prestación de servicios bibliotecarios de calidad a la comunidad universitaria.

- Capacitar 60 funcionarios encargados de las bibliotecas en los Institutos y Colegios Universitarios.

- Realizar la evaluación al Plan de Dotación de libros de texto.

- Dotar 60 salas de computación con acceso a Internet y crear 10 salas virtuales.

- Capacitar a docentes y empleados en el uso de multimedia.

- Dotar 8 bibliotecas de la Universidad Bolivariana de Venezuela.

PROGRAMA NACIONAL DE ORIENTACIÓN PROFESIONAL

Tiene como propósito fundamental explorar la vocación de los estudiantes y brindarles orientación acerca de las diferentes profesiones, en cuanto a duración de la carrera, tiempo de dedicación a la misma y ámbitos de empleo.

Para lo cual se realizarán los siguientes objetivos:

- Implantar la Prueba de exploración Vocacional en el Programa Nacional de Admisión.
- Estimular el desarrollo de programas regionales sobre las oportunidades de estudio y el proceso de admisión.
- Fortalecer los procesos automatizados y la plataforma tecnológica del Programa Nacional de Admisión.

Equidad en el acceso y optimización del Desempeño de los estudiantes: destinado a elevar la tasa de ingreso a las instituciones de educación superior de aquellos estudiantes pertenecientes a sectores económicos bajos y socialmente desfavorecidos, proveyéndolos de auxilios financieros, que no sólo les permitan ingresar a la educación superior, sino garantizar continuidad en sus estudios. Para lo cual se tiene previsto implantar el Programa de Asesorías Académicas para los becarios OPSU, en las instituciones seleccionadas.

FORMACIÓN DE RECURSOS HUMANOS A NIVEL DE EDUCACIÓN SUPERIOR

Organizar, analizar y generar información relevante, actualizada, confiable y oportuna del subsistema de educación superior, entre sus objetivos destacan:

- Evaluar las acciones desarrolladas en el marco del Proyecto Macuro-Valdez.
- Promover en las instituciones de educación superior la realización de nuevos estudios de demanda a nivel regional, a fin de conocer las necesidades de formación y perfiles profesionales por región.
- Crear una base de datos de proyectos e investigadores relacionados con Educación Superior.

SISTEMA NACIONAL DE ADMISIÓN

Mejorar el instrumento utilizado para la selección de los estudiantes, se realizarán en el ejercicio fiscal 2005 las siguientes acciones:

- Implantar la sub-prueba de habilidades y contenidos matemáticos.
- Conformar el banco de preguntas de la sub-prueba.
- Estructurar un sistema de generación automatizada de pruebas.
- Diseñar un sistema de asignación de puntuaciones a la Prueba de Aptitud Académica, diseñar e implantar 12 Oficinas Regionales para el proceso Nacional de admisión.
- Diseñar estrategias comunicacionales que permitan mayor acceso a la información del Sistema Nacional de Admisión.

INFRAESTRUCTURA

Programa cuyo propósito es apoyar a las Instituciones de Educación Superior en la construcción, mantenimiento, ampliación o remodelación de la planta física. con la finalidad de lograr ambientes educativos acorde con las carreras que se imparten.

Dotación de equipos y otros bienes de capital, suministrar equipos didácticos, informáticos, de laboratorios, mobiliarios, transporte estudiantil y otros requeridos por las Instituciones de Educación Superior.

ALDEAS BOLIVARIANAS UNIVERSITARIAS

Espacios alternativos de educación superior dotados apropiadamente para la consolidación de la Misión Sucre, destinados a ser utilizados por distintas instituciones de educación superior, que acrediten programas académicos en el marco de esta estrategia de Estado, orientadas a dar respuesta a las demandas de bachilleres de cada municipio, así como a necesidades regionales y locales de investigación y extensión que permitan apuntalar el desarrollo en dichas regiones. Para el año se tiene previsto la construcción de 15 Aldeas Bolivarianas Universitarias.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**746.667.075.089**
Transferencias Para Financiar Gastos Corrientes	740.917.075.089
Del Sector Público	740.917.075.089
Ingresos por Actividades Propias	2.750.000.000
Venta de Servicios	2.750.000.000
Otros Ingresos Corrientes	3.000.000.000
Ingresos de la Propiedad	3.000.000.000
Recursos Financieros	**52.807.499.200**
Activos Financieros	52.807.499.200
Disminución de Inversiones Temporales	52.807.499.200
TOTAL	**799.474.574.289**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**741.403.596.089**
Gastos de Consumo	52.322.213.000
Gastos de Personal	29.802.440.800
Materiales y Suministros	2.884.480.400
Servicios no Personales	19.635.291.800
Otros Gastos Corrientes	689.081.383.089
Transferencias	689.081.383.089
Transferencias Corrientes al Sector Privado	15.731.348.500
Transferencias Corrientes al Sector Público	673.239.534.589
Otras Transferencias	110.500.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos de Capital	**4.263.479.000**
Activos Reales	3.716.404.000
Adquisición de Maquinarias y Demás Equipos	3.716.404.000
Activos Intangibles	547.075.000
Aplicaciones Financieras	**53.807.499.200**
Pasivos Financieros	53.807.499.200
Servicio de la Deuda Pública y Disminución de Otros Pasivos	53.807.499.200
Disminución de Cuentas y Efectos a Pagar	53.807.499.200
Total	**799.474.574.289**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Coordinación de las Fases del Proceso Nacional de Admisión y Aplicación de la Prueba en Todo el Territorio Nacional	Bachiller	500.000
Revisión y Análisis de Programas de Acreditación	Informe	150
Desarrollo e Implantación del Sistema Integrado de Gestión Presupuestaria en las Universidades Nacionales	Sistema	1
Dotación de Salas de Computación con Acceso a Internet Para los Estudiantes de Post-grado	Sala de Computación	60
Seguimiento a los Estudiantes Beneficiarios del Programa Nacional de Becas, Pertenecientes a los Cohortes 2000 al 2004, Incluyendo los Beneficiarios del Proyecto Macuro	Estudiante	3.080

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**405**	**3.050.334.015**
Directivo	29	392.759.388
Profesional y Técnico	235	1.875.067.676
Administrativo	92	458.201.944
Obrero	49	324.305.007
Personal Contratado	**62**	**827.219.092**
Profesional y Técnico	56	795.511.416
Obrero	6	31.707.676
TOTAL	**467**	**3.877.553.107**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	80	261.771.120
II	321.236 - 371.235	11	47.387.124
III	371.236 - 421.235	10	47.165.640
IV	421.236 - 471.235	19	98.445.048
V	471.236 - 521.235	59	367.327.752
VI	521.236 - 571.235		
VII	571.236 - 621.235	46	321.945.432
VIII	621.236 - 671.235	34	262.142.280
IX	671.236 - 721.235	28	237.039.468
X	721.236 - 771.235	15	135.310.284
XI	771.236 - 821.235	38	359.037.072
XII	821.236 - 871.235		
XIII	871.236 - 921.235	6	64.463.016
XIV	921.236 - 971.235	20	227.068.992
XV	971.236 - 1.021.235	8	96.509.652
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	38	995.927.544
	TOTAL	**412**	**3.521.540.424**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	2	9.835.565
IV	421.236 - 471.235	18	96.696.400
V	471.236 - 521.235	5	29.462.578
VI	521.236 - 571.235	14	90.312.750
VII	571.236 - 621.235		
VIII	621.236 - 671.235	9	69.921.558
IX	671.236 - 721.235	4	33.078.017
X	721.236 - 771.235	2	17.412.402
XI	771.236 - 821.235	1	9.293.413
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**55**	**356.012.683**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Empleado	**34**	**168.245.666**
Jubilado	24	126.649.387
Pensionado	10	41.596.279
Obrero	**2**	**7.709.640**
Jubilado	2	7.709.640
TOTAL	**36**	**175.955.306**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	TOTAL
4.01	3.569.196.800	26.233.244.000	**29.802.440.800**
4.02	147.940.400	2.736.540.000	**2.884.480.400**
4.03	760.956.000	18.874.335.800	**19.635.291.800**
4.04	450.000.000	3.813.479.000	**4.263.479.000**
4.06	153.920.000	53.653.579.200	**53.807.499.200**
4.07	139.405.000	688.941.978.089	**689.081.383.089**
TOTAL	**5.221.418.200**	**794.253.156.089**	**799.474.574.289**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Secretariado Permanente	5.221.418.200
02	Oficina de Planificación del Sector Universitario	794.253.156.089
	TOTAL	**799.474.574.289**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	29.802.440.800
4.02	Materiales y Suministros	2.884.480.400
4.03	Servicios no Personales	19.635.291.800
4.04	Activos Reales	4.263.479.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	53.807.499.200
4.07	Transferencias	689.081.383.089
	TOTAL	**799.474.574.289**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**746.667.075.089**
Transferencias Para Financiar Gastos Corrientes	740.917.075.089
Del Sector Público	740.917.075.089
De la Administración Central	740.917.075.089
Recursos destinados al CNU – Gastos de Funcionamiento	72.745.856.000
Recursos Ordinarios	72.745.856.000
Recursos destinados a las Partidas Centralizadas - Universidades Nacionales	600.897.515.936
Recursos Ordinarios	566.278.537.110
Otras Fuentes de Financiamiento	34.618.978.826
Recursos destinados a las Partidas Centralizadas – Institutos y Colegios Universitarios	54.374.609.990
Recursos Ordinarios	50.184.728.452
Otras Fuentes de Financiamiento	4.189.881.538
Recursos destinados a las Partidas Centralizadas – Fundación Para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	12.899.093.163
Recursos Ordinarios	12.899.093.163
Ingresos por Actividades Propias	2.750.000.000
Venta de Servicios	2.750.000.000
Proceso de Admisión a la Educación Superior	2.750.000.000
Otros Ingresos Corrientes	3.000.000.000
Ingresos de la Propiedad	3.000.000.000
Intereses por Dinero en Depósitos	3.000.000.000
B. Gastos Corrientes	**741.403.596.089**
Gastos de Consumo	52.322.213.000
Gastos de Personal	29.802.440.800
Materiales y Suministros	2.884.480.400
Servicios no Personales	19.635.291.800
Otros Gastos Corrientes	689.081.383.089
Transferencias	689.081.383.089
Transferencias Corrientes al Sector Privado	15.731.348.500
Pensiones y Jubilaciones	113.088.500
Jubilaciones	358.260.000
Becas Universitarias en el País	15.000.000.000
Donaciones a Personas	260.000.000
Transferencias Corrientes al Sector Público	673.239.534.589
Transferencias Corrientes a los Entes Descentralizados	668.171.219.089
Donaciones Corrientes a Organismo del Sector Público	1.525.000.000
Transferencias Corrientes a Otros Organismo del Sector Público	3.250.000.000
Asistencia Social al Personal Pensionado	88.150.000
Asistencias Social al Personal Jubilado	205.165.500
Otras Transferencias	110.500.000
Donaciones de Capital a Organismo del Sector Público	110.500.000
C. Resultado Económico : Ahorro/(Desahorro)	**5.263.479.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**5.263.479.000**
Ahorro en la Cuenta Corriente	5.263.479.000
B. Gastos de Capital	**4.263.479.000**
Activos Reales	3.716.404.000
Adquisición de Maquinarias y Demás Equipos	3.716.404.000
Activos Intangibles	547.075.000
C. Resultado Financiero : Superávit / (Déficit)	**1.000.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**53.807.499.200**
Activos Financieros	52.807.499.200
Disminución de Inversiones Temporales	52.807.499.200
Superávit Financiero	1.000.000.000
B. Aplicaciones Financieras	**53.807.499.200**
Pasivos Financieros	53.807.499.200
Servicio de la Deuda y Disminución de Otros Pasivos	53.807.499.200
Disminución de Cuentas y Efectos a Pagar	53.807.499.200

A0026
Instituto Universitario de Tecnología Jacinto
Navarro Vallenilla, Carúpano

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA JACINTO NAVARRO VALLENILLA, CARÚPANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología Jacinto Navarro Vallenilla es una institución educativa, cuya misión es la de formar Técnicos Superiores Universitarios de alta calidad que contribuyan con el desarrollo sustentable de la región Carúpano-Paria y del país, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el fortalecimiento de las potencialidades humanas y ciudadanas del individuo.

Entre sus objetivos se destacan:

- Desarrollar en el individuo una actitud critica ante los problemas de la sociedad contemporánea y suministrarle los instrumentos, conceptuales básicos que le permitan afrontar con éxito los futuros retos profesionales que la dinámica socio-económica le exija.

- Dirigir programas que conduzcan al proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado al proceso acelerado de transformación.

- Realizar programas de investigación, atendiendo las necesidades requerimientos regionales y nacionales del sistema productivo y económico del medio social.

- Consolidarse como una institución promotora en la concepción y adaptación e innovaciones tecnológicas de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados y operativizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional, los cuales se expresan a continuación:

FORMACIÓN DE TECNICOS SUPERIORES

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado.

INVESTIGACIÓN Y POST-GRADO

Su propósito es de incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

EXTENSIÓN Y PRODUCCION

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad. Entre sus proyectos están los siguientes: Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación instituciones-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

El Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, para el Año 2005, ha sido adecuada a las disposiciones legales vigentes contentivas en el Marco Plurianual del Presupuesto para el periodo 2005-2006 y en concordancia con las orientaciones generales para la formulación del presupuesto según lineamientos impartidos por la Oficina Nacional de Presupuesto (ONAPRE), y las propuestas presentadas por la Comisión de Presupuesto del Ministerio de Educación Superior.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**22.214.889.001**
Transferencias Para Financiar Gastos Corrientes	22.160.889.001
Del Sector Público	22.160.889.001
Ingresos por Actividades Propias	42.000.000
Ingresos no Tributarios	42.000.000
Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Recursos de Capital	**18.626.197**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	18.626.197
Recursos Financieros	**50.000.000**
Activos Financieros	50.000.000
Disminución de Caja y Bancos	50.000.000
TOTAL	**22.283.515.198**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**21.177.272.733**
Gastos de Consumo	17.099.036.538
Gastos de Personal	15.995.381.457
Materiales y Suministros	439.309.374
Servicios no Personales	645.719.510
Otros Gastos de Instituciones Descentralizadas	18.626.197
Depreciación y Amortización	18.626.197
Otros Gastos Corrientes	4.078.236.195
Transferencias	4.078.236.195
Transferencias Corrientes al Sector Público	4.078.236.195
Gastos de Capital	**206.957.705**
Activos Reales	201.957.705
Repuestos y Reparaciones Mayores	14.700.000
Adquisición de Maquinarias y Demás Equipos	151.257.705
Otros Activos Reales	36.000.000
Activos Intangibles	5.000.000
Aplicaciones Financieras	**899.284.760**
Pasivos Financieros	899.284.760
Servicio de la Deuda Pública y Disminución de Otros Pasivos	899.284.760
Disminución de Cuentas y Efectos a Pagar	899.284.760
Total	**22.283.515.198**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	6.785
Egresados de Pregrado	Egresado	700
Actividades de Investigación	Proyecto	70
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	800
Asistencia Socioeconómica al Estudiante	Becario	532

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**514**	**6.093.627.086**
Directivo	3	141.267.556
Profesional y Técnico	93	1.526.261.083
Administrativo	61	451.310.730
Docente	190	2.740.436.561
Obrero	167	1.234.351.156
Personal Fijo a Tiempo Parcial	**27**	**170.868.508**
Profesional y Técnico	2	20.043.208
Docente	25	150.825.300
Personal Contratado	**68**	**529.197.795**
Profesional y Técnico	6	65.358.617
Administrativo	12	66.407.412
Docente	44	367.166.076
Obrero	6	30.265.690
TOTAL	**609**	**6.793.693.389**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	25	150.825.300
VI	521.236 - 571.235		
VII	571.236 - 621.235	52	383.598.059
VIII	621.236 - 671.235		
IX	671.236 - 721.235	44	380.602.359
X	721.236 - 771.235	61	554.461.299
XI	771.236 - 821.235	50	492.381.639
XII	821.236 - 871.235	27	281.148.595
XIII	871.236 - 921.235	21	225.803.688
XIV	921.236 - 971.235	14	160.647.302
XV	971.236 - 1.021.235	20	239.247.062
XVI	1.021.236 - 1.071.235	61	780.102.206
XVII	1.071.236 - MAS	61	1.880.259.034
	TOTAL	**436**	**5.529.076.543**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	6	30.265.690
IV	421.236 - 471.235	37	204.692.952
V	471.236 - 521.235	25	156.183.894
VI	521.236 - 571.235		
VII	571.236 - 621.235	56	386.474.030
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	35	341.506.696
XII	821.236 - 871.235	14	145.493.584
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**173**	**1.264.616.846**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**72**	**2.863.571.612**
Jubilado	71	2.837.331.042
Pensionado	1	26.240.570
Obrero	**51**	**498.910.816**
Jubilado	50	492.788.626
Pensionado	1	6.122.190
TOTAL	**123**	**3.362.482.428**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	15.995.381.457			**15.995.381.457**
4.02	387.309.374	39.500.000	12.500.000	**439.309.374**
4.03	571.719.510	11.500.000	62.500.000	**645.719.510**
4.04	206.957.705			**206.957.705**
4.06	899.284.760			**899.284.760**
4.07	4.038.236.195	20.000.000	20.000.000	**4.078.236.195**
4.08	18.626.197			**18.626.197**
TOTAL	**22.117.515.198**	**71.000.000**	**95.000.000**	**22.283.515.198**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	22.117.515.198
02	Investigación y Postgrado	71.000.000
03	Extensión y Producción	95.000.000
	TOTAL	**22.283.515.198**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	15.995.381.457
4.02	Materiales y Suministros	439.309.374
4.03	Servicios no Personales	645.719.510
4.04	Activos Reales	206.957.705
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	899.284.760
4.07	Transferencias	4.078.236.195
4.08	Otros Gastos de Instituciones Descentralizadas	18.626.197
	TOTAL	**22.283.515.198**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**22.214.889.001**
Transferencias Para Financiar Gastos Corrientes	22.160.889.001
Del Sector Público	22.160.889.001
De la Administración Central	22.160.889.001
Recursos Ordinarios	21.343.152.197
Otras Fuentes de Financiamiento	817.736.804
Ingresos por Actividades Propias	42.000.000
Ingresos no Tributarios	42.000.000
Venta de Bienes y Servicios	42.000.000
Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Dinero en Depósitos	12.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
B. Gastos Corrientes	**21.177.272.733**
Gastos de Consumo	17.099.036.538
Gastos de Personal	15.995.381.457
Materiales y Suministros	439.309.374
Servicios no Personales	645.719.510
Otros Gastos de Instituciones Descentralizadas	18.626.197
Depreciación y Amortización	18.626.197
Otros Gastos Corrientes	4.078.236.195
Transferencias	4.078.236.195
Transferencias Corrientes al Sector Público	4.078.236.195
Transferencias Corrientes al Sector Público	2.813.101.203
Asistencia Social al Personal Pensionado	11.201.408
Asistencia Social al Personal Jubilado	1.253.933.584
C. Resultado Económico : Ahorro/(Desahorro)	**1.037.616.268**
II. Cuenta Capital	
A. Recursos de Capital	**1.056.242.465**
Ahorro en la Cuenta Corriente	1.037.616.268
Incremento de la Depreciación y Amortización Acumulada Previsiones y Otras Reservas.	18.626.197
B. Gastos de Capital	**206.957.705**
Activos Reales	201.957.705
Repuestos y Reparaciones Mayores	14.700.000
Adquisición de Maquinarias y Demás Equipos	151.257.705
Otros Activos Reales	36.000.000
Activos Intangibles	5.000.000
C. Resultado Financiero : Superávit / (Déficit)	**849.284.760**
III. Cuenta Financiera	
A. Recursos Financieros	**899.284.760**
Activos Financieros	50.000.000
Disminución de Cajas y Bancos	50.000.000
Superávit Financiero	849.284.760
B. Aplicaciones Financieras	**899.284.760**
Pasivos Financieros	899.284.760
Servicio de la Deuda y Disminución de Otros Pasivos	899.284.760
Disminución de Cuentas y Efectos a Pagar	899.284.760

A0027

Instituto Universitario Experimental de
Tecnología Andrés Eloy Blanco- Barquisimeto

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA ANDRÉS ELOY BLANCO-BARQUISIMETO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco, Barquisimeto (IUETAEB), fue creado por Decreto N° 1.713, de fecha 22 de Noviembre de 1982, y tiene por misión contribuir al desarrollo nacional formando recursos humanos de excelencia como agentes de cambio capaces de dar respuesta a las necesidades del entorno. La visión institucional expresa que el IUETAEB en el término de diez años será, con la participación de toda la comunidad, la institución tecnológica formadora de recursos humanos de excelente calidad, con actitud critica ante los problemas del hombre y la sociedad, mediante un proceso académico integral que involucre programas de Investigación, Extensión y Producción competitivos generadores de desarrollo y bienestar social.

Para ello se dedica a la Formación de Recursos Humanos a nivel de Técnico Superior Universitario en carreras cortas: Menciones Turismo, Hotelería, Higiene y Seguridad Industrial, Control de Calidad, Deportes, Contaduría, Mercadotecnia, Información y Documentación; las especializaciones en Finanzas y Calidad Ambiental y para el 2005 se espera la aprobación para iniciar las primeras cohortes de las carreras de Tecnología Bomberil e Informática y la especialización en Gerencia de Mercadotecnia.

Los Recursos Financieros asignados por el Ejecutivo Nacional, para el Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco alcanzan un monto de Bs. 30.254,4 millones, para atender los programas de Formación de Técnicos Superiores, Investigación y Extensión.

A través de este aporte se cubrirá entre otros aspectos el incremento en los beneficios estudiantiles, un 22% de aumento los sueldos al personal administrativo, Bono Único por Bs. 200.000 administrativo, incorporación del personal docente al beneficio de la Cesta Ticket, Bono de Eficiencia y Productividad, cancelación parcial de la deuda por normas de homologación del personal docente y obrero de los años 2002 y 2003 y diversos compromisos derivados de la contratación colectiva de los tres sectores.

En concordancia a los lineamientos implantados por Oficina Nacional de Presupuesto, Oficina de Planificación del Sector Universitario (OPSU) y el Ministerio de Educación Superior para la asignación de la cuota presupuestaria y la distribución de los recursos provenientes de Aporte del Ejecutivo Nacional y de actividades propias para el Presupuesto del Año 2005 y en atención a las prioridades establecidas, el presupuesto de gastos e ingresos se ubica en Bs. 30.671,4 Millones.

La cobertura de los servicios le permite canalizar las acciones que conllevan a la satisfacción de las necesidades y expectativas de la comunidad interna y su entorno. Haciendo énfasis en el uso eficaz de los recursos y mejorando sus procesos con el fin prestar servicios de calidad con la eficiencia requerida, sin perder de vista el actuar con pertinencia social, los lineamientos que para el sector se trazan, la atención que se le demanda en especial de parte de la población que inicia sus estudios a nivel superior. La matrícula que se estima atender es de 7.300 alumnos en pre-grado y postgrado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**30.367.385.773**
Transferencias Para Financiar Gastos Corrientes	30.254.385.773
Del Sector Público	30.254.385.773
Ingresos por Actividades Propias	85.000.000
Ingresos no Tributarios	85.000.000
Otros Ingresos Corrientes	28.000.000
Ingresos de la Propiedad	28.000.000
Recursos de Capital	**25.088.725**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.088.725
Recursos Financieros	**279.000.000**
Activos Financieros	279.000.000
Disminución de Caja y Bancos	279.000.000
TOTAL	**30.671.474.498**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**28.972.625.702**
Gastos de Consumo	19.351.778.771
Gastos de Personal	17.664.684.046
Materiales y Suministros	437.359.000
Servicios no Personales	1.224.647.000
Otros Gastos de Instituciones Descentralizadas	25.088.725
Depreciación y Amortización	25.088.725
Otros Gastos Corrientes	9.620.846.931
Transferencias	9.620.846.931
Transferencias Corrientes al Sector Privado	9.620.846.931
Gastos de Capital	**278.763.611**
Activos Reales	268.763.611
Repuestos y Reparaciones Mayores	69.500.000
Adquisición de Maquinarias y Demás Equipos	191.266.000
Otros Activos Reales	7.997.611
Activos Intangibles	10.000.000
Aplicaciones Financieras	**1.420.085.185**
Pasivos Financieros	1.420.085.185
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.420.085.185
Disminución de Cuentas y Efectos a Pagar	1.420.085.185
Total	**30.671.474.498**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	7.194
Matrícula de Postgrado	Alumno	106
Egresados de Pregrado	Egresado	1.500
Actividades de Investigación	Proyecto	6
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	36
Asistencia Socioeconómica al Estudiante	Becario	13.903

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**466**	**6.561.829.181**
Directivo	2	47.878.332
Profesional y Técnico	103	1.696.579.904
Administrativo	86	686.908.854
Docente	202	3.641.528.978
Obrero	73	488.933.113
Personal Fijo a Tiempo Parcial	**9**	**67.658.798**
Profesional y Técnico	3	27.707.642
Docente	6	39.951.156
Personal Contratado	**146**	**1.023.836.084**
Profesional y Técnico	4	53.426.840
Administrativo	14	92.464.609
Docente	121	838.940.508
Obrero	7	39.004.127
TOTAL	**621**	**7.653.324.063**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	3	11.120.688
II	321.236 - 371.235	1	4.188.792
III	371.236 - 421.235	7	31.873.632
IV	421.236 - 471.235	79	424.466.052
V	471.236 - 521.235		
VI	521.236 - 571.235	19	124.355.775
VII	571.236 - 621.235		
VIII	621.236 - 671.235	52	401.011.970
IX	671.236 - 721.235	17	141.113.383
X	721.236 - 771.235	23	203.330.594
XI	771.236 - 821.235	14	131.590.712
XII	821.236 - 871.235	5	50.326.451
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	7	79.690.536
XV	971.236 - 1.021.235	85	1.005.199.728
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	229	4.517.118.510
	TOTAL	**541**	**7.125.386.823**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	5	25.765.120
V	471.236 - 521.235	40	239.627.690
VI	521.236 - 571.235	7	44.595.673
VII	571.236 - 621.235	8	57.316.077
VIII	621.236 - 671.235	12	92.992.464
IX	671.236 - 721.235	8	67.640.216
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**80**	**527.937.240**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**172**	**7.954.596.936**
Jubilado	160	7.634.842.418
Pensionado	12	319.754.518
Administrativo	**3**	**27.295.847**
Profesional y Técnico	2	19.433.432
Pensionado	2	19.433.432
Apoyo	1	7.862.415
Pensionado	1	7.862.415
Obrero	**43**	**414.847.023**
Jubilado	42	410.862.086
Pensionado	1	3.984.937
TOTAL	**218**	**8.396.739.806**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	17.664.684.046			**17.664.684.046**
4.02	361.359.000	41.000.000	35.000.000	**437.359.000**
4.03	1.153.147.000	46.000.000	25.500.000	**1.224.647.000**
4.04	263.763.611	6.000.000	9.000.000	**278.763.611**
4.06	1.420.085.185			**1.420.085.185**
4.07	9.614.846.931		6.000.000	**9.620.846.931**
4.08	25.088.725			**25.088.725**
TOTAL	**30.502.974.498**	**93.000.000**	**75.500.000**	**30.671.474.498**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	30.502.974.498
02	Investigación y Postgrado	93.000.000
03	Extensión y Producción	75.500.000
	TOTAL	**30.671.474.498**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	17.664.684.046
4.02	Materiales y Suministros	437.359.000
4.03	Servicios no Personales	1.224.647.000
4.04	Activos Reales	278.763.611
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.420.085.185
4.07	Transferencias	9.620.846.931
4.08	Otros Gastos de Instituciones Descentralizadas	25.088.725
	TOTAL	**30.671.474.498**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**30.367.385.773**
Transferencias Para Financiar Gastos Corrientes	30.254.385.773
Del Sector Público	30.254.385.773
De la Administración Central	30.254.385.773
Recursos Ordinarios	29.137.998.938
Otras Fuentes de Financiamiento	1.116.386.835
Ingresos por Actividades Propias	85.000.000
Ingresos no Tributarios	85.000.000
Venta de Bienes y Servicios	85.000.000
Otros Ingresos Corrientes	28.000.000
Ingresos de la Propiedad	28.000.000
Intereses por Dinero en Depósitos	28.000.000
B. Gastos Corrientes	**28.972.625.702**
Gastos de Consumo	19.351.778.771
Gastos de Personal	17.664.684.046
Materiales y Suministros	437.359.000
Servicios no Personales	1.224.647.000
Otros Gastos de Instituciones Descentralizadas	25.088.725
Depreciación y Amortización	25.088.725
Otros Gastos Corrientes	9.620.846.931
Transferencias	9.620.846.931
Transferencias Corrientes al Sector Privado	9.620.846.931
Pensiones	229.899.115
Jubilaciones	4.902.562.932
Becas Universitarias en el Pais	948.620.000
Donaciones a Personas	26.000.000
Otras Transf. Directa a Personas	3.513.764.884
C. Resultado Económico : Ahorro/(Desahorro)	**1.394.760.071**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
II. Cuenta Capital	
A. Recursos de Capital	**1.419.848.796**
Ahorro en la Cuenta Corriente	1.394.760.071
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	25.088.725
B. Gastos de Capital	**278.763.611**
Activos Reales	268.763.611
Repuestos y Reparaciones Mayores	69.500.000
Adquisición de Maquinarias y Demás Equipos	191.266.000
Otros Activos Reales	7.997.611
Activos Intangibles	10.000.000
C. Resultado Financiero : Superávit / (Déficit)	**1.141.085.185**
III. Cuenta Financiera	
A. Recursos Financieros	**1.420.085.185**
Activos Financieros	279.000.000
Disminución de Cajas y Bancos	279.000.000
Superávit Financiero	1.141.085.185
B. Aplicaciones Financieras	**1.420.085.185**
Pasivos Financieros	1.420.085.185
Servicio de la Deuda y Disminución de Otros Pasivos	1.420.085.185
Disminución de Cuentas y Efectos a Pagar	1.420.085.185

A0028
Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "DR. FEDERICO RIVERO PALACIO", REGIÓN CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología – Región Capital "Dr. Federico Rivero Palacio" se crea el 06 de Enero de 1971, constituyéndose como la primera Institución de su genero en el país, con el propósito de responder a la urgente necesidad de formar Recursos Humanos a nivel Universitario con la sólida preparación teórica y técnica, que actuaran como profesionales a nivel superior altamente calificados, además de participar como fuente activa de adaptación y generación de tecnología, también actuando como ente multiplicador en el proceso productivo planteándose un verdadero reto al Sistema de Educación Superior Venezolano. Tomando como base el modelo IUT-Francés y adaptándolo a la realidad Venezolana, el IUT-RC inicia sus actividades como centro piloto del proyecto del Sistema IUT del país.

Desde esta perspectiva el desarrollo del Instituto Universitario de Tecnología se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos, donde interactúan todos los miembros (Docentes, Administrativos, Obreros y Estudiantes), en un clima organizacional con elevados valores éticos y morales. Es por esa razón, que su evolución Institucional en sus casi 34 años de existencia presenta un balance positivo que responde a las expectativas y objetivos generales de sus fundadores, manteniéndose como una Institución dinámica, progresista y de avanzada en el campo de la enseñanza de la Educación Tecnológica a nivel Superior.

Ante la crisis económica y estructural que ha afectado profundamente la Educación Superior del país y particularmente a los IUT y CU, el IUT-RC ha visto mermada su estructura didáctica y su potencial tecnológico. En tal sentido, las autoridades y la gerencia Institucional tienen la responsabilidad de formular políticas, planes de desarrollo y proyectos integrales, en el corto y mediano plazo, que permitan actualizar y modernizar la infraestructura existente e incrementar la dotación de equipos que resultan imprescindibles para posibilitar el incremento matricular, las nuevas opciones de estudios, diversifican la oferta de la enseñanza y obtener una tecnología de avanzada que garantice la excelencia de la enseñanza con efectividad, liderazgo y compromiso con la sociedad, además de permitir propulsar a la institución al nivel del desarrollo y progreso tecnológico mundial.

POLÍTICAS Y ESTRATEGIAS DE DESARROLLO INSTITUCIONAL

A continuación se establecen las Políticas y Estrategias Institucionales que ha generado la Comisión de Transformación y Modernización partiendo del trabajo generado por las múltiples subcomisiones institucionales y articuladas por las políticas generales del Ministerio de Educación Superior.

POLÍTICAS INSTITUCIONALES

- Formar Profesionales en Carreras Técnicas a Nivel de Técnicos Superiores Universitarios de muy Alta Competencia.
- Promover la Imagen Corporativa del IUT-RC.
- Revisar, Reformular y Actualizar la Estructura Organizativa Institucional, a través de la Sección de Organización y Método, conjuntamente con la Sección de Presupuesto y los Proyectos Estipulados en el Plan Operativo del Año 2005.
- Optimizar los Procesos Técnicos-Administrativos:
  - Plantillas del Personal (Docente, Administrativo y Obrero).
  - Adiestramiento para Todos los Niveles de la Organización.

La estructura presupuestaria se encuentra dividida en tres grandes programas como lo son:

FORMACIÓN DE TECNICOS SUPERIORES

Su propósito principal es formar Técnicos Superiores Universitarios en distintas carreras Técnicas Universitarias con el fin de crear profesionales hábiles y útiles para ubicarse en un mundo competitivo, globalizado en un proceso acelerado de transformación.

INVESTIGACIÓN Y POSTGRADO

Este programa se encarga de fortalecer la investigación y la producción de bienes y servicios a través de revisar y actualizar los centros y laboratorios de investigación tales como:

- Potenciar y proyectar la Institución a través de los laboratorios registrados en el Departamento de Investigación y Desarrollo y validados por (FUNDATEC), con el propósito de prestar servicios y aumentar su facturación anual.
- Instrumentar políticas de participación directa de los investigadores en la Administración, Programación y Gestión de la Investigación.

EXTENSIÓN

Este programa promueve y motiva la pro actividad en los departamentos y sectores de la comunidad IUTEISTA, para la formación y ejecución de los proyectos institucionales.

- Se encarga de promover la imagen corporativa del IUT-RC.
- Actualiza y fortalece convenios con las Instituciones Públicas y Privadas.
- Proyecta la mística y filosofía de trabajo en la comunidad IUTEISTA.
- Fomentar convenios de asociación estratégica con el sector productivo.
- Presta servicio de adiestramiento y capacitación para intermediarios del centro ce cursos, adiestramiento, perfeccionamiento y capacitación (CCAPAC), a empresas públicas y privadas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**25.641.277.741**
Transferencias Para Financiar Gastos Corrientes	25.491.277.741
Del Sector Público	25.491.277.741
Ingresos por Actividades Propias	150.000.000
Ingresos no Tributarios	150.000.000
Recursos Financieros	**200.000.000**
Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
TOTAL	**25.841.277.741**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**24.575.054.102**
Gastos de Consumo	20.437.979.806
Gastos de Personal	17.373.423.568
Materiales y Suministros	395.447.820
Servicios no Personales	2.669.108.418
Otros Gastos Corrientes	4.137.074.296
Transferencias	4.137.074.296
Transferencias Corrientes al Sector Privado	4.137.074.296
Gastos de Capital	**125.502.799**
Activos Reales	122.836.549
Repuestos y Reparaciones Mayores	60.495.350
Adquisición de Maquinarias y Demás Equipos	61.341.199
Otros Activos Reales	1.000.000
Activos Intangibles	2.666.250
Aplicaciones Financieras	**1.140.720.840**
Pasivos Financieros	1.140.720.840
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.140.720.840
Disminución de Cuentas y Efectos a Pagar	1.140.720.840
Total	**25.841.277.741**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	3.307
Matrícula de Postgrado	Alumno	80
Egresados de Pregrado	Egresado	430
Egresados de Postgrado	Egresado	60
Actividades de Investigación	Proyecto	4
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	6
Asistencia Socioeconómica al Estudiante	Becario	236

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**517**	**6.916.472.840**
Directivo	3	89.025.049
Profesional y Técnico	232	4.173.520.673
Administrativo	83	1.315.177.449
Docente	103	713.845.594
Obrero	96	624.904.075
Personal Fijo a Tiempo Parcial	**2**	**10.420.116**
Docente	2	10.420.116
Personal Contratado	**102**	**1.010.990.664**
Profesional y Técnico	69	754.633.576
Administrativo	9	110.261.484
Docente	10	50.127.600
Obrero	14	95.968.004
TOTAL	**621**	**7.937.883.620**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	10	50.127.600
IV	421.236 - 471.235	2	10.420.116
V	471.236 - 521.235	2	12.002.484
VI	521.236 - 571.235	57	384.750.926
VII	571.236 - 621.235	31	230.209.888
VIII	621.236 - 671.235	28	216.504.719
IX	671.236 - 721.235	9	76.480.755
X	721.236 - 771.235	4	35.854.442
XI	771.236 - 821.235	35	334.766.702
XII	821.236 - 871.235		
XIII	871.236 - 921.235	65	705.516.640
XIV	921.236 - 971.235	1	11.126.436
XV	971.236 - 1.021.235	2	23.408.640
XVI	1.021.236 - 1.071.235	13	159.489.672
XVII	1.071.236 - MAS	252	4.966.352.521
	TOTAL	**511**	**7.217.011.541**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	35	206.092.043
VI	521.236 - 571.235	68	455.780.729
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	7	58.999.307
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**110**	**720.872.079**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**99**	**3.580.279.126**
Jubilado	84	3.381.323.050
Pensionado	15	198.956.076
Administrativo	**6**	**80.855.450**
Profesional y Técnico	1	25.739.750
Jubilado	1	25.739.750
Apoyo	5	55.115.700
Pensionado	5	55.115.700
Obrero	**26**	**258.733.720**
Jubilado	18	199.791.095
Pensionado	8	58.942.625
TOTAL	**131**	**3.919.868.296**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	17.373.423.568			**17.373.423.568**
4.02	358.947.820	22.500.000	14.000.000	**395.447.820**
4.03	2.620.708.418	15.400.000	33.000.000	**2.669.108.418**
4.04	105.502.799	15.000.000	5.000.000	**125.502.799**
4.06	1.140.720.840			**1.140.720.840**
4.07	4.137.074.296			**4.137.074.296**
TOTAL	**25.736.377.741**	**52.900.000**	**52.000.000**	**25.841.277.741**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	25.736.377.741
02	Investigación y Postgrado	52.900.000
03	Extensión y Producción	52.000.000
	TOTAL	**25.841.277.741**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	17.373.423.568
4.02	Materiales y Suministros	395.447.820
4.03	Servicios no Personales	2.669.108.418
4.04	Activos Reales	125.502.799
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.140.720.840
4.07	Transferencias	4.137.074.296
	TOTAL	**25.841.277.741**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**25.641.277.741**
Transferencias Para Financiar Gastos Corrientes	25.491.277.741
Del Sector Público	25.491.277.741
De la Administración Central	25.491.277.741
Recursos Ordinarios	24.550.649.592
Otras Fuentes de Financiamiento	940.628.149
Ingresos por Actividades Propias	150.000.000
Ingresos no Tributarios	150.000.000
Venta de Bienes y Servicios	150.000.000
B. Gastos Corrientes	**24.575.054.102**
Gastos de Consumo	20.437.979.806
Gastos de Personal	17.373.423.568
Materiales y Suministros	395.447.820
Servicios no Personales	2.669.108.418
Otros Gastos Corrientes	4.137.074.296
Transferencias	4.137.074.296
Transferencias Corrientes al Sector Privado	4.137.074.296
Pensiones	206.690.940
Jubilaciones	2.176.811.628
Becas Universitarias en el Pais	130.176.000
Otras Transferencias	1.623.395.728
C. Resultado Económico : Ahorro/(Desahorro)	**1.066.223.639**
II. Cuenta Capital	
A. Recursos de Capital	**1.066.223.639**
Ahorro en la Cuenta Corriente	1.066.223.639
B. Gastos de Capital	**125.502.799**
Activos Reales	122.836.549
Repuestos y Reparaciones Mayores	60.495.350
Adquisición de Maquinarias y Demás Equipos	61.341.199
Otros Activos Reales	1.000.000
Activos Intangibles	2.666.250
C. Resultado Financiero : Superávit / (Déficit)	**940.720.840**
III. Cuenta Financiera	
A. Recursos Financieros	**1.140.720.840**
Activos Financieros	200.000.000
Disminución de Cajas y Bancos	200.000.000
Superávit Financiero	940.720.840
B. Aplicaciones Financieras	**1.140.720.840**
Pasivos Financieros	1.140.720.840
Servicio de la Deuda y Disminución de Otros Pasivos	1.140.720.840
Disminución de Cuentas y Efectos a Pagar	1.140.720.840

A0029

Instituto Universitario de Tecnología Alonso Gamero, Coro

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO, CORO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Esta Institución a diseñado para el Ejercicio Fiscal 2005, una política presupuestaria de acuerdo a las disposiciones legales vigentes y tomando en cuenta las orientaciones generales impartidas por la Oficina Nacional de Presupuesto (ONAPRE) y por la Oficina de Presupuesto del Sector Universitario (OPSU).

Política de Financiamiento

Este Instituto espera recibir recursos para el ejercicio económico 2005 por el orden de Bs. 29.501,9 millones, distribuido de la siguiente manera: Un aporte del Ejecutivo Nacional por Bs. 29.258,6 millones equivalentes al 99,2% del total de los ingresos; Ingresos por Actividades Propias de Bs. 63.3 millones, que representa un 0,2% de los ingresos totales y se estima además utilizar saldo inicial de Bs. 180,0 millones que representa un 0,6%.

Política Presupuestaria de Gastos

Tomando como base los recursos estimados y en atención a las necesidades de la Institución, el presupuesto equilibrado se distribuye de la manera siguiente:

Programas	Monto en Bolívares
Formación de Técnicos Superiores Universitarios	29.369.277.615
Investigación y Postrado	75.802.500
Extensión y Producción	56.793.750
TOTAL	**29.501.873.865**

Partidas	Monto en Bolívares
4.01 Gastos de Personal	18.674.851.833
4.02 Materiales y Suministro	578.562.000
4.03 Servicios no Personales	739.425.750
4.04 Activos Reales	752.000.000
4.06 Servicios de la Deuda Pública y Disminución de Otros Pasivos	1.377.432.223
4.07 Transferencias	7.379.602.059
Total	**29.501.873.865**

Cobertura de los Servicios a Prestar

Los recursos programados serán utilizados para cubrir las siguientes metas:

Atender una matrícula estudiantil de 9.647 estudiantes aproximadamente, distribuidos en las diferentes carreras (Administración 2.239, Agropecuaria 393, Construcción Civil 1.850, Instrumentación 1.825, Mecánica 2.040 y Química 1.300), la cual representa un incremento de 1.128 estudiantes, egresar 552 TSU; ejecutar 12 proyectos de investigación y 12 actividades de extensión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**29.321.873.865**
Transferencias Para Financiar Gastos Corrientes	29.258.573.865
Del Sector Público	29.258.573.865
Ingresos por Actividades Propias	63.300.000
Ingresos no Tributarios	63.300.000
Recursos Financieros	**180.000.000**
Activos Financieros	180.000.000
Disminución de Caja y Bancos	180.000.000
TOTAL	**29.501.873.865**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**27.372.441.642**
Gastos de Consumo	19.992.839.583
Gastos de Personal	18.674.851.833
Materiales y Suministros	578.562.000
Servicios no Personales	739.425.750
Otros Gastos Corrientes	7.379.602.059
Transferencias	7.379.602.059
Transferencias Corrientes al Sector Privado	7.379.602.059
Gastos de Capital	**752.000.000**
Activos Reales	736.175.000
Repuestos y Reparaciones Mayores	49.945.000
Adquisición de Maquinarias y Demás Equipos	684.647.500
Otros Activos Reales	1.582.500
Activos Intangibles	15.825.000
Aplicaciones Financieras	**1.377.432.223**
Pasivos Financieros	1.377.432.223
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.377.432.223
Disminución de Cuentas y Efectos a Pagar	1.377.432.223
Total	**29.501.873.865**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	9.647
Matrícula de Postgrado	Alumno	125
Egresados de Pregrado	Egresado	552
Egresados de Postgrado	Egresado	89
Actividades de Investigación	Proyecto	12
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**546**	**6.953.799.130**
Directivo	3	113.376.135
Profesional y Técnico	105	1.877.539.174
Administrativo	86	713.118.470
Docente	176	2.995.122.418
Obrero	176	1.254.642.933
Personal Fijo a Tiempo Parcial	**4**	**21.107.340**
Docente	4	21.107.340
Personal Contratado	**176**	**1.338.902.037**
Profesional y Técnico	15	177.548.184
Administrativo	11	57.300.408
Docente	120	947.980.044
Obrero	30	156.073.401
TOTAL	**726**	**8.313.808.507**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	15	78.407.748
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	120	947.980.044
IX	671.236 - 721.235	86	713.118.470
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	15	177.548.184
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	284	4.986.037.727
	TOTAL	**520**	**6.903.092.173**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	30	156.073.401
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	176	1.254.642.933
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**206**	**1.410.716.334**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**156**	**6.056.948.893**
Jubilado	145	5.870.501.914
Pensionado	11	186.446.979
Administrativo	**3**	**24.066.207**
Apoyo	3	24.066.207
Pensionado	3	24.066.207
Obrero	**75**	**674.229.813**
Jubilado	47	458.917.251
Pensionado	28	215.312.562
TOTAL	**234**	**6.755.244.913**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	18.674.851.833			**18.674.851.833**
4.02	548.639.500	14.110.000	15.812.500	**578.562.000**
4.03	682.644.500	31.625.000	25.156.250	**739.425.750**
4.04	752.000.000			**752.000.000**
4.06	1.377.432.223			**1.377.432.223**
4.07	7.333.709.559	30.067.500	15.825.000	**7.379.602.059**
TOTAL	**29.369.277.615**	**75.802.500**	**56.793.750**	**29.501.873.865**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	29.369.277.615
02	Investigación y Postgrado	75.802.500
03	Extensión y Producción	56.793.750
	TOTAL	**29.501.873.865**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	18.674.851.833
4.02	Materiales y Suministros	578.562.000
4.03	Servicios no Personales	739.425.750
4.04	Activos Reales	752.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.377.432.223
4.07	Transferencias	7.379.602.059
	TOTAL	**29.501.873.865**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**29.321.873.865**
Transferencias Para Financiar Gastos Corrientes	29.258.573.865
Del Sector Público	29.258.573.865
De la Administración Central	29.258.573.865
Recursos Ordinarios	28.178.932.489
Otras Fuentes de Financiamiento	1.079.641.376
Ingresos por Actividades Propias	63.300.000
Ingresos no Tributarios	63.300.000
Venta de Bienes y Servicios	63.300.000
B. Gastos Corrientes	**27.372.441.642**
Gastos de Consumo	19.992.839.583
Gastos de Personal	18.674.851.833
Materiales y Suministros	578.562.000
Servicios no Personales	739.425.750
Otros Gastos Corrientes	7.379.602.059
Transferencias	7.379.602.059
Transferencias Corrientes al Sector Privado	7.379.602.059
Pensiones	305.289.708
Jubilaciones	3.852.925.020
Becas y Otras	624.357.146
Asistencia Social al Personal Pensionado	120.536.040
Asistencia Social al Personal Jubilado	2.476.494.145
C. Resultado Económico: Ahorro/(Desahorro)	**1.949.432.223**
II. Cuenta Capital	
A. Recursos de Capital	**1.949.432.223**
Ahorro en la Cuenta Corriente	1.949.432.223
B. Gastos de Capital	**752.000.000**
Activos Reales	736.175.000
Repuestos y Reparaciones Mayores	49.945.000
Adquisición de Maquinarias y Demás Equipos	684.647.500
Otros Activos Reales	1.582.500
Activos Intangibles	15.825.000
C. Resultado Financiero: Superávit / (Déficit)	**1.197.432.223**
III. Cuenta Financiera	
A. Recursos Financieros	**1.377.432.223**
Activos Financieros	180.000.000
Disminución de Cajas y Bancos	180.000.000
Superávit Financiero	1.197.432.223
B. Aplicaciones Financieras	**1.377.432.223**
Pasivos Financieros	1.377.432.223
Servicio de la Deuda y Disminución de Otros Pasivos	1.377.432.223
Disminución de Cuentas y Efectos a Pagar	1.377.432.223

A0030

Instituto Universitario de Tecnología
Agroindustrial Región Los Andes

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL REGIÓN LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología Agro Industrial Región Los Andes, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

El Instituto promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

En tal sentido, el Instituto Universitario de Tecnología Agro Industrial Región Los Andes, orienta su misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.
- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional, los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica:

FORMACIÓN DE TÉCNICOS SUPERIORES

Para el año 2005 el Instituto Universitario de Tecnología Agro Industrial Región Los Andes, su propósito es ampliar el Programa de Técnicos Superiores Universitarios, en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de Pregrado y Postgrado con otras Instituciones de Educación Superior.

INVESTIGACIÓN Y POSTGRADO

Para el año 2005 el Instituto orientará su propósito a incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador Postgrado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación; capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y la participación en eventos científicos.

EXTENSIÓN Y PRODUCCIÓN

El Instituto Agro Industrial Región Los Andes, prevé generar y desarrollar una integración sistemática con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.
- Focalización para el mejoramiento de la extensión, con alianzas estratégicas que permitan el desarrollo de la comunidad, de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación Instituto Comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**28.611.357.564**
Transferencias Para Financiar Gastos Corrientes	28.525.357.564
Del Sector Público	28.525.357.564
Ingresos por Actividades Propias	66.000.000
Ingresos no Tributarios	66.000.000
Otros Ingresos Corrientes	20.000.000
Ingresos de la Propiedad	20.000.000
Recursos Financieros	**61.585.324**
Activos Financieros	61.585.324
Disminución de Caja y Bancos	61.585.324
TOTAL	**28.672.942.888**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**27.293.125.864**
Gastos de Consumo	19.480.442.144
Gastos de Personal	17.949.183.164
Materiales y Suministros	464.569.060
Servicios no Personales	1.066.689.920
Otros Gastos Corrientes	7.812.683.720
Transferencias	7.812.683.720
Transferencias Corrientes al Sector Privado	7.812.683.720
Gastos de Capital	**434.231.700**
Activos Reales	422.230.200
Repuestos y Reparaciones Mayores	58.201.200
Adquisición de Maquinarias y Demás Equipos	94.025.400
Otros Activos Reales	270.003.600
Activos Intangibles	12.001.500
Aplicaciones Financieras	**945.585.324**
Pasivos Financieros	945.585.324
Servicio de la Deuda Pública y Disminución de Otros Pasivos	945.585.324
Disminución de Cuentas y Efectos a Pagar	945.585.324
Total	**28.672.942.888**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	9.324
Egresados de Pregrado	Egresado	930
Actividades de Investigación	Proyecto	1
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	32
Asistencia Socioeconómica al Estudiante	Becario	3.396

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**343**	**4.391.098.913**
Directivo	3	89.228.535
Profesional y Técnico	83	1.512.286.889
Administrativo	61	516.594.929
Docente	105	1.639.036.594
Obrero	91	633.951.966
Personal Fijo a Tiempo Parcial	**38**	**256.364.500**
Profesional y Técnico	9	89.518.048
Docente	29	166.846.452
Personal Contratado	**349**	**2.613.024.789**
Profesional y Técnico	16	271.309.290
Administrativo	37	257.614.035
Docente	246	1.787.543.748
Obrero	50	296.557.716
TOTAL	**730**	**7.260.488.202**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	107	446.529.096
III	371.236 - 421.235		
IV	421.236 - 471.235	47	254.386.163
V	471.236 - 521.235	29	166.846.452
VI	521.236 - 571.235	12	82.145.436
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	58	470.463.187
X	721.236 - 771.235	20	183.188.616
XI	771.236 - 821.235	30	285.941.819
XII	821.236 - 871.235	14	139.822.708
XIII	871.236 - 921.235	46	490.367.220
XIV	921.236 - 971.235	1	11.094.134
XV	971.236 - 1.021.235	47	554.101.248
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	178	3.245.092.441
	TOTAL	**589**	**6.329.978.520**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	76	448.111.699
VI	521.236 - 571.235		
VII	571.236 - 621.235	37	256.516.730
VIII	621.236 - 671.235	27	216.892.489
IX	671.236 - 721.235		
X	721.236 - 771.235	1	8.988.764
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**141**	**930.509.682**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**191**	**6.950.232.752**
Jubilado	174	6.611.310.671
Pensionado	17	338.922.081
Administrativo	**2**	**17.473.313**
Profesional y Técnico	1	10.800.000
Pensionado	1	10.800.000
Apoyo	1	6.673.313
Pensionado	1	6.673.313
Obrero	**36**	**342.683.968**
Jubilado	34	332.810.782
Pensionado	2	9.873.186
TOTAL	**229**	**7.310.390.033**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	17.949.183.164			**17.949.183.164**
4.02	432.248.860	13.000.000	19.320.200	**464.569.060**
4.03	1.057.689.920	3.000.000	6.000.000	**1.066.689.920**
4.04	413.411.700	10.320.000	10.500.000	**434.231.700**
4.06	945.585.324			**945.585.324**
4.07	7.812.683.720			**7.812.683.720**
TOTAL	**28.610.802.688**	**26.320.000**	**35.820.200**	**28.672.942.888**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	28.610.802.688
02	Investigación y Postgrado	26.320.000
03	Extensión y Producción	35.820.200
	TOTAL	**28.672.942.888**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	17.949.183.164
4.02	Materiales y Suministros	464.569.060
4.03	Servicios no Personales	1.066.689.920
4.04	Activos Reales	434.231.700
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	945.585.324
4.07	Transferencias	7.812.683.720
	TOTAL	**28.672.942.888**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**28.611.357.564**
Transferencias Para Financiar Gastos Corrientes	28.525.357.564
Del Sector Público	28.525.357.564
De la Administración Central	28.525.357.564
Recursos Ordinarios	27.472.771.870
Otras Fuentes de Financiamiento	1.052.585.694
Ingresos por Actividades Propias	66.000.000
Ingresos no Tributarios	66.000.000
Venta de Bienes y Servicios	66.000.000
Otros Ingresos Corrientes	20.000.000
Ingresos de la Propiedad	20.000.000
Intereses por Dinero en Depósitos	20.000.000
B. Gastos Corrientes	**27.293.125.864**
Gastos de Consumo	19.480.442.144
Gastos de Personal	17.949.183.164
Materiales y Suministros	464.569.060
Servicios no Personales	1.066.689.920
Otros Gastos Corrientes	7.812.683.720
Transferencias	7.812.683.720
Transferencias Corrientes al Sector Privado	7.812.683.720
Pensiones	361.320.000
Jubilaciones	4.338.053.520
Asistencia Social Personal Pensionado	2.595.267
Asistencia Social Personal Jubilado	2.606.067.933
Transferencias Corrientes Diversas	504.647.000
C. Resultado Económico: Ahorro/(Desahorro)	**1.318.231.700**
II. Cuenta Capital	
A. Recursos de Capital	**1.318.231.700**
Ahorro en la Cuenta Corriente	1.318.231.700
B. Gastos de Capital	**434.231.700**
Activos Reales	422.230.200

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Repuestos y Reparaciones Mayores	58.201.200
Adquisición de Maquinarias y Demás Equipos	94.025.400
Otros Activos Reales	270.003.600
Activos Intangibles	12.001.500
C. Resultado Financiero: Superávit / (Déficit)	**884.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**945.585.324**
Activos Financieros	61.585.324
Disminución de Cajas y Bancos	61.585.324
Superávit Financiero	884.000.000
B. Aplicaciones Financieras	**945.585.324**
Pasivos Financieros	945.585.324
Servicio de la Deuda y Disminución de Otros Pasivos	945.585.324
Disminución de Cuentas y Efectos a Pagar	945.585.324

A0032
Instituto Universitario de Tecnología de los Llanos

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE LOS LLANOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología de Los Llanos es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente, para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo; así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Los Llanos, se fundamenta en la misión y visión de futuro, permitiéndole alcanzar los objetivos donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente, caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas a los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

ENSEÑANZA

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

- Definición de una política de diversificación e innovación curricular, introducción de nuevas estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

- El logro de los objetivos de estos proyectos atiende a la concreción de acciones como, formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

EXTENSIÓN Y PRODUCCIÓN

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.
- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**19.824.452.694**
Transferencias Para Financiar Gastos Corrientes	19.632.452.694
Del Sector Público	19.632.452.694
Ingresos por Actividades Propias	192.000.000
Ingresos no Tributarios	192.000.000
Recursos Financieros	**7.428.592**
Activos Financieros	7.428.592
Disminución de Caja y Bancos	7.428.592
TOTAL	**19.831.881.286**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**17.797.709.285**
Gastos de Consumo	13.195.327.442
Gastos de Personal	11.485.264.649
Materiales y Suministros	503.094.341
Servicios no Personales	1.206.968.452
Otros Gastos Corrientes	4.602.381.843
Transferencias	4.602.381.843
Transferencias Corrientes al Sector Público	4.602.381.843
Gastos de Capital	**510.276.000**
Activos Reales	490.276.000
Repuestos y Reparaciones Mayores	42.000.000
Adquisición de Maquinarias y Demás Equipos	318.276.000
Otros Activos Reales	130.000.000
Activos Intangibles	20.000.000
Aplicaciones Financieras	**1.523.896.001**
Pasivos Financieros	1.523.896.001
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.523.896.001
Disminución de Cuentas y Efectos a Pagar	1.523.896.001
Total	**19.831.881.286**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	5.638
Egresados de Pregrado	Egresado	1.093
Actividades de Investigación	Proyecto	1
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	12
Asistencia Socioeconómica al Estudiante	Becario	1.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**282**	**2.984.372.120**
Profesional y Técnico	46	631.450.000
Administrativo	73	674.354.276
Docente	46	896.882.964
Médico	3	27.591.156
Obrero	114	754.093.724
Personal Fijo a Tiempo Parcial	**1**	**10.757.472**
Docente	1	10.757.472
Personal Contratado	**252**	**1.779.708.624**
Administrativo	14	90.376.272
Docente	238	1.689.332.352
TOTAL	**535**	**4.774.838.216**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	23	75.544.632
II	321.236 - 371.235	11	46.599.384
III	371.236 - 421.235	49	226.805.412
IV	421.236 - 471.235	68	366.046.656
V	471.236 - 521.235	13	75.811.836
VI	521.236 - 571.235	5	33.505.308
VII	571.236 - 621.235		
VIII	621.236 - 671.235	46	354.008.184
IX	671.236 - 721.235	18	151.049.868
X	721.236 - 771.235	26	234.922.920
XI	771.236 - 821.235	9	85.624.896
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	153	2.370.825.396
	TOTAL	**421**	**4.020.744.492**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	14	67.688.326
IV	421.236 - 471.235	14	74.325.479
V	471.236 - 521.235	22	131.460.496
VI	521.236 - 571.235	13	85.757.015
VII	571.236 - 621.235	19	133.302.125
VIII	621.236 - 671.235	18	143.284.894
IX	671.236 - 721.235	14	118.275.389
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**114**	**754.093.724**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**94**	**3.874.612.686**
Jubilado	81	3.727.377.501
Pensionado	13	147.235.185
Administrativo	**3**	**15.258.720**
Profesional y Técnico	3	15.258.720
Pensionado	3	15.258.720
Obrero	**35**	**299.614.437**
Jubilado	30	234.720.497
Pensionado	5	64.893.940
TOTAL	**132**	**4.189.485.843**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS Código	01	02	03	TOTAL
4.01	11.485.264.649			**11.485.264.649**
4.02	311.700.000		191.394.341	**503.094.341**
4.03	1.018.248.612	20.000.000	168.719.840	**1.206.968.452**
4.04	506.000.000		4.276.000	**510.276.000**
4.06	1.523.896.001			**1.523.896.001**
4.07	4.478.285.843	20.000.000	104.096.000	**4.602.381.843**
TOTAL	**19.323.395.105**	**40.000.000**	**468.486.181**	**19.831.881.286**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	19.323.395.105
02	Investigación y Postgrado	40.000.000
03	Extensión y Producción	468.486.181
	TOTAL	**19.831.881.286**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.485.264.649
4.02	Materiales y Suministros	503.094.341
4.03	Servicios no Personales	1.206.968.452
4.04	Activos Reales	510.276.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.523.896.001
4.07	Transferencias	4.602.381.843
	TOTAL	**19.831.881.286**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.824.452.694**
Transferencias Para Financiar Gastos Corrientes	19.632.452.694
Del Sector Público	19.632.452.694
De la Administración Central	19.632.452.694
Recursos Ordinarios	18.908.015.190
Otras Fuentes de Financiamiento	724.437.504
Ingresos por Actividades Propias	192.000.000
Ingresos no Tributarios	192.000.000
Venta de Bienes y Servicios	192.000.000
B. Gastos Corrientes	**17.797.709.285**
Gastos de Consumo	13.195.327.442
Gastos de Personal	11.485.264.649
Materiales y Suministros	503.094.341
Servicios no Personales	1.206.968.452
Otros Gastos Corrientes	4.602.381.843
Transferencias	4.602.381.843
Transferencias Corrientes al Sector Público	4.602.381.843
Pensiones	184.359.948

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Jubilaciones	2.398.239.648
Donaciones a Personas	404.896.000
Subsidio a Organismos Laborales y Gremiales	8.000.000
Otras Transferencias	1.606.886.247
C. Resultado Económico : Ahorro/(Desahorro)	**2.026.743.409**
II. Cuenta Capital	
A. Recursos de Capital	**2.026.743.409**
Ahorro en la Cuenta Corriente	2.026.743.409
B. Gastos de Capital	**510.276.000**
Activos Reales	490.276.000
Repuestos y Reparaciones Mayores	42.000.000
Adquisición de Maquinarias y Demás Equipos	318.276.000
Otros Activos Reales	130.000.000
Activos Intangibles	20.000.000
C. Resultado Financiero : Superávit / (Déficit)	**1.516.467.409**
III. Cuenta Financiera	
A. Recursos Financieros	**1.523.896.001**
Activos Financieros	7.428.592
Disminución de Cajas y Bancos	7.428.592
Superávit Financiero	1.516.467.409
B. Aplicaciones Financieras	**1.523.896.001**
Pasivos Financieros	1.523.896.001
Servicio de la Deuda y Disminución de Otros Pasivos	1.523.896.001
Disminución de Cuentas y Efectos a Pagar	1.523.896.001

A0033
Instituto Universitario de Tecnología de
Maracaibo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE MARACAIBO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología de Maracaibo, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región de la cual forman parte, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

FORMACIÓN DE TECNICOS SUPERIORES UNIVERSITARIOS

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pregrado y postgrado con otras instituciones de educación superior.

INVESTIGACIÓN Y POSTGRADO

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador postgrado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de tales proyectos: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas (regionales y nacionales) y la participación en eventos científicos.

EXTENSIÓN Y PRODUCCION

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos destacan:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad Instituto-Sociedad.
- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad, de la institución para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**34.672.009.044**
Transferencias Para Financiar Gastos Corrientes	34.592.009.044
Del Sector Público	34.592.009.044
Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Otros Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
TOTAL	**34.672.009.044**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**33.139.792.296**
Gastos de Consumo	24.970.465.233
Gastos de Personal	23.883.149.099
Materiales y Suministros	222.100.000
Servicios no Personales	865.216.134
Otros Gastos Corrientes	8.169.327.063
Transferencias	8.169.327.063
Transferencias Corrientes al Sector Privado	8.169.327.063
Gastos de Capital	**98.300.000**
Activos Reales	98.300.000
Repuestos y Reparaciones Mayores	61.500.000
Adquisición de Maquinarias y Demás Equipos	32.800.000
Otros Activos Reales	4.000.000
Aplicaciones Financieras	**1.433.916.748**
Pasivos Financieros	1.433.916.748
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.433.916.748
Disminución de Cuentas y Efectos a Pagar	1.433.916.748
Total	**34.672.009.044**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	10.829
Matrícula de Postgrado	Alumno	551
Egresados de Pregrado	Egresado	701
Egresados de Postgrado	Egresado	124
Actividades de Investigación	Proyecto	20
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	29
Asistencia Socioeconómica al Estudiante	Becario	1.066

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**667**	**7.713.400.980**
Directivo	3	91.584.120
Profesional y Técnico	137	2.532.171.204
Administrativo	139	1.026.545.051
Docente	144	2.459.098.724
Obrero	244	1.604.001.881
Personal Fijo a Tiempo Parcial	**26**	**476.301.880**
Docente	26	476.301.880
Personal Contratado	**261**	**2.341.955.684**
Docente	261	2.341.955.684
TOTAL	**954**	**10.531.658.544**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	3	12.566.376
III	371.236 - 421.235	9	40.980.384
IV	421.236 - 471.235	58	313.015.728
V	471.236 - 521.235		
VI	521.236 - 571.235	16	101.356.500
VII	571.236 - 621.235	90	622.904.928
VIII	621.236 - 671.235	2	15.089.472
IX	671.236 - 721.235	25	206.406.864
X	721.236 - 771.235	9	81.434.064
XI	771.236 - 821.235		
XII	821.236 - 871.235	47	486.956.912
XIII	871.236 - 921.235	18	198.153.234
XIV	921.236 - 971.235	10	116.305.540
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	6	74.114.928
XVII	1.071.236 - MAS	417	6.658.371.733
	TOTAL	**710**	**8.927.656.663**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	215	1.386.086.458
VII	571.236 - 621.235	8	56.729.795
VIII	621.236 - 671.235	21	161.185.628
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**244**	**1.604.001.881**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**184**	**7.015.094.106**
Jubilado	171	6.733.731.936
Pensionado	13	281.362.170
Obrero	**49**	**397.287.604**
Jubilado	45	363.890.060
Pensionado	4	33.397.544
TOTAL	**233**	**7.412.381.710**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	23.883.149.099			**23.883.149.099**
4.02	193.100.000	21.000.000	8.000.000	**222.100.000**
4.03	830.216.134	16.000.000	19.000.000	**865.216.134**
4.04	94.300.000	2.000.000	2.000.000	**98.300.000**
4.06	1.433.916.748			**1.433.916.748**
4.07	8.169.327.063			**8.169.327.063**
TOTAL	**34.604.009.044**	**39.000.000**	**29.000.000**	**34.672.009.044**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	34.604.009.044
02	Investigación y Postgrado	39.000.000
03	Extensión y Producción	29.000.000
	TOTAL	**34.672.009.044**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	23.883.149.099
4.02	Materiales y Suministros	222.100.000
4.03	Servicios no Personales	865.216.134
4.04	Activos Reales	98.300.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.433.916.748
4.07	Transferencias	8.169.327.063
	TOTAL	**34.672.009.044**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**34.672.009.044**
Transferencias Para Financiar Gastos Corrientes	34.592.009.044
Del Sector Público	34.592.009.044
De la Administración Central	34.592.009.044
Recursos Ordinarios	33.315.563.910
Otras Fuentes de Financiamiento	1.276.445.134
Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Otros Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
Intereses por Dinero en Depósitos	40.000.000
B. Gastos Corrientes	**33.139.792.296**
Gastos de Consumo	24.970.465.233
Gastos de Personal	23.883.149.099
Materiales y Suministros	222.100.000
Servicios no Personales	865.216.134
Otros Gastos Corrientes	8.169.327.063
Transferencias	8.169.327.063
Transferencias Corrientes al Sector Privado	8.169.327.063
Transferencias Corrientes Otorgadas al Sector Privado	8.169.327.063
C. Resultado Económico : Ahorro/(Desahorro)	**1.532.216.748**
II. Cuenta Capital	
A. Recursos de Capital	**1.532.216.748**
Ahorro en la Cuenta Corriente	1.532.216.748
B. Gastos de Capital	**98.300.000**
Activos Reales	98.300.000
Repuestos y Reparaciones Mayores	61.500.000
Adquisición de Maquinarias y Demás Equipos	32.800.000
Otros Activos Reales	4.000.000
C. Resultado Financiero : Superávit / (Déficit)	**1.433.916.748**
III. Cuenta Financiera	
A. Recursos Financieros	**1.433.916.748**
Superávit Financiero	1.433.916.748
B. Aplicaciones Financieras	**1.433.916.748**
Pasivos Financieros	1.433.916.748
Servicio de la Deuda y Disminución de Otros Pasivos	1.433.916.748
Disminución de Cuentas y Efectos a Pagar	1.433.916.748

A0034
Instituto Universitario de Tecnología de Ejido

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE EJIDO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario Tecnológico de Ejido, fue creado mediante Decreto Presidencial N° 1.300 de fecha 26 de Noviembre de 1981. Dada la dinámica Institucional, generada por la actividad Docente-Administrativa, la estructura orgánica funcional ha sufrido inminentes cambios para estar adecuada en el tiempo de nuevas situaciones. Es una Institución cuya misión permite ofrecer educación y formación superior mediante un proceso de aprendizaje de excelencia permanente, a fin de lograr ciudadanos con sólida preparación profesional, científica, tecnológica y humanística, que genere, fomente y difunda conocimientos por medio de la investigación, contribuyendo de esta manera con uno de los servicios a prestar en el desarrollo cultural, social y económico a la sociedad venezolana, desde este punto de vista el desarrollo del Instituto tiene una visión de futuro de ser una institución de educación superior líder en la formación de recursos humanos altamente, competitivos, signados por la excelencia, creatividad, innovación y ética profesional que contribuyan al desarrollo sustentable de nuestra región y su entorno.

Objetivos a lograr:

- El Instituto Universitario Tecnológico de Ejido se consolida como una institución formadora de profesionales a corto plazo en las Áreas de Tecnología con las carreras de Informática, Construcción Civil, Minería; Área de Agronomía y Ambiente con las carreras de Agrotecnia y Manejo de Emergencia y Acción Contra Desastres; Área de la Salud con la carrera de Tecnología Radiológica y finalmente el Área de Sociales con las carreras de Contaduría, Hotelería y Turismo.

- Ser una institución creadora de nuevas tecnologías a través de la División de Investigación, Extensión, Postgrado y Producción.

Los lineamientos y directrices por los cuales se rige el Instituto Universitario Tecnológico de Ejido son los del Ministerio de Educación Superior los cuales están enmarcados en los planes de la nación y que permitirán el logro de los objetivos de las políticas académicas de nuestra institución.

FORMACIÓN DE TÉCNICOS SUPERIORES

Tiene por finalidad la formación de profesionales de acuerdo a las nuevas exigencias del mercado laboral.

INVESTIGACIÓN Y POSTGRADO

Incentivar los proyectos de investigación en el Área de Agrotecnia en la Estación Experimental Santa Lucia.

Consolidar los postgrados en Administración de Empresas Turísticas, Administración de Empresas Agropecuarias y Gerencia de Obras Civiles.

Continuación del Proyecto de Formación y Capacitación del Personal Docente y de Investigación, así como el personal administrativo y obrero, en las áreas definidas para cada uno de ellos.

EXTENSIÓN Y PRODUCCIÓN

Consolidar la integración del Instituto Universitario Tecnológico de Ejido con su entorno fortaleciendo la relación institución – sociedad en los siguientes proyectos:

- Consolidación de las Comisiones de teatro, cultura, deporte, ecología y ambiente.

- Consolidación de la Emisora FM IUTE.

- Consolidación del Proyecto de desarrollo productivo de la Estación Experimental Santa Lucia.

- Consolidación de extensión en la comunidad de Zea en la zona sur del Lago de Maracaibo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**18.050.880.777**
Transferencias Para Financiar Gastos Corrientes	17.995.880.777
Del Sector Público	17.995.880.777
Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Recursos de Capital	**13.543.897**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	13.543.897
Recursos Financieros	**200.000.000**
Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
TOTAL	**18.264.424.674**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**17.284.282.311**
Gastos de Consumo	15.162.223.642
Gastos de Personal	14.496.643.937
Materiales y Suministros	97.092.208
Servicios no Personales	554.943.600
Otros Gastos de Instituciones Descentralizadas	13.543.897
Depreciación y Amortización	13.543.897
Otros Gastos Corrientes	2.122.058.669
Transferencias	2.122.058.669
Transferencias Corrientes al Sector Privado	872.367.441
Otras Transferencias	1.249.691.228
Gastos de Capital	**150.487.727**
Activos Reales	145.987.727
Repuestos y Reparaciones Mayores	10.016.800
Adquisición de Maquinarias y Demás Equipos	95.609.600
Otros Activos Reales	40.361.327
Activos Intangibles	4.500.000
Aplicaciones Financieras	**829.654.636**
Pasivos Financieros	829.654.636
Servicio de la Deuda Pública y Disminución de Otros Pasivos	829.654.636
Disminución de Cuentas y Efectos a Pagar	829.654.636
Total	**18.264.424.674**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	6.677
Egresados de Pregrado	Egresado	563
Actividades de Investigación	Proyecto	16
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	14
Asistencia Socioeconómica al Estudiante	Becario	495

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**378**	**5.265.237.764**
Directivo	3	94.435.440
Profesional y Técnico	78	1.310.707.004
Administrativo	83	612.363.812
Docente	144	2.799.718.176
Obrero	70	448.013.332
Personal Fijo a Tiempo Parcial	**15**	**83.002.788**
Docente	15	83.002.788
Personal Contratado	**144**	**1.085.139.936**
Profesional y Técnico	10	135.309.892
Administrativo	4	20.552.316
Docente	120	877.436.556
Obrero	10	51.841.172
TOTAL	**537**	**6.433.380.488**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	26	84.632.496
II	321.236 - 371.235		
III	371.236 - 421.235	20	92.905.056
IV	421.236 - 471.235	49	264.762.718
V	471.236 - 521.235	35	205.549.093
VI	521.236 - 571.235	15	98.330.623
VII	571.236 - 621.235	19	140.298.610
VIII	621.236 - 671.235	7	54.292.210
IX	671.236 - 721.235	16	134.734.099
X	721.236 - 771.235	10	89.921.685
XI	771.236 - 821.235	6	57.212.287
XII	821.236 - 871.235	5	49.494.444
XIII	871.236 - 921.235	15	160.798.680
XIV	921.236 - 971.235	13	149.133.792
XV	971.236 - 1.021.235	4	47.696.984
XVI	1.021.236 - 1.071.235	19	233.501.891
XVII	1.071.236 - MAS	198	4.070.261.316
	TOTAL	**457**	**5.933.525.984**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	6	28.107.540
IV	421.236 - 471.235	4	22.020.364
V	471.236 - 521.235	41	240.596.028
VI	521.236 - 571.235		
VII	571.236 - 621.235	28	200.677.756
VIII	621.236 - 671.235		
IX	671.236 - 721.235	1	8.452.816
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**80**	**499.854.504**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**33**	**1.351.445.583**
Jubilado	33	1.351.445.583
Obrero	**6**	**50.586.244**
Jubilado	6	50.586.244
TOTAL	**39**	**1.402.031.827**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	14.476.768.937	19.875.000		**14.496.643.937**
4.02	88.137.408	4.317.400	4.637.400	**97.092.208**
4.03	525.985.600	11.524.000	17.434.000	**554.943.600**
4.04	117.987.727	18.000.000	14.500.000	**150.487.727**
4.06	829.654.636			**829.654.636**
4.07	2.091.058.669	1.000.000	30.000.000	**2.122.058.669**
4.08	13.543.897			**13.543.897**
TOTAL	**18.143.136.874**	**54.716.400**	**66.571.400**	**18.264.424.674**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	18.143.136.874
02	Investigación y Postgrado	54.716.400
03	Extensión y Producción	66.571.400
	TOTAL	**18.264.424.674**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	14.496.643.937
4.02	Materiales y Suministros	97.092.208
4.03	Servicios no Personales	554.943.600
4.04	Activos Reales	150.487.727
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	829.654.636
4.07	Transferencias	2.122.058.669
4.08	Otros Gastos de Instituciones Descentralizadas	13.543.897
	TOTAL	**18.264.424.674**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.050.880.777**
Transferencias Para Financiar Gastos Corrientes	17.995.880.777
Del Sector Público	17.995.880.777
De la Administración Central	17.995.880.777
Recursos Ordinarios	17.331.832.776
Otras Fuentes de Financiamiento	664.048.001
Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Otros Ingresos de la Propiedad	15.000.000
Colocaciones Bancarias	15.000.000
B. Gastos Corrientes	**17.284.282.311**
Gastos de Consumo	15.162.223.642
Gastos de Personal	14.496.643.937
Materiales y Suministros	97.092.208
Servicios no Personales	554.943.600
Otros Gastos de Instituciones Descentralizadas	13.543.897
Depreciación y Amortización	13.543.897
Otros Gastos Corrientes	2.122.058.669
Transferencias	2.122.058.669
Transferencias Corrientes al Sector Privado	872.367.441
Pensiones	26.457.108
Jubilaciones	428.375.333
Becas Universitarias en el País	130.275.000
Otras Transferencias Directas a Personas	83.100.000
Subsidios a Organismos Laborales y Gremiales	204.160.000
Otras Transferencias Corriente Diversas	1.249.691.228
Transferencias Corrientes Diversas	1.249.691.228
C. Resultado Económico : Ahorro/(Desahorro)	**766.598.466**
II. Cuenta Capital	
A. Recursos de Capital	**780.142.363**
Ahorro en la Cuenta Corriente	766.598.466
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	13.543.897
B. Gastos de Capital	**150.487.727**
Activos Reales	145.987.727
Repuestos y Reparaciones Mayores	10.016.800
Adquisición de Maquinarias y Demás Equipos	95.609.600
Otros Activos Reales	40.361.327
Activos Intangibles	4.500.000
C. Resultado Financiero : Superávit / (Déficit)	**629.654.636**
III. Cuenta Financiera	
A. Recursos Financieros	**829.654.636**
Activos Financieros	200.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Disminución de Cajas y Bancos	200.000.000
Superávit Financiero	629.654.636
B. Aplicaciones Financieras	**829.654.636**
Pasivos Financieros	829.654.636
Servicio de la Deuda y Disminución de Otros Pasivos	829.654.636
Disminución de Cuentas y Efectos a Pagar	829.654.636

A0035

Instituto Universitario de Tecnología de Yaracuy

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE YARACUY

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología de Yaracuy tiene como objetivo fundamental, formar Técnicos Superiores calificados en las áreas Agrícola, Pecuaria, de los Recursos Naturales Renovables, Salud y Administrativo, los cuales contribuirán con el desarrollo del país, de la región y especialmente del Estado Yaracuy. Es misión de esta Institución egresar profesionales, altamente calificados, críticos, creativos, emprendedores, y capaces de adaptarse a los cambios que pudiesen presentarse en las diferentes áreas de desempeño e igualmente graduar profesionales con alto sentido de responsabilidad, justicia social, equidad, trabajo en equipo y sensibilidad humana. Entre las políticas institucionales destacan emprender acciones que coadyuven al incremento de la productividad del sector agroindustrial de la región, apoyar al área agroindustrial y asistencial con el objeto de contribuir a la solución de la problemática regional y nacional. Además de optimizar los recursos asignados mediante el establecimiento de convenios interinstitucionales.

Para dar cumplimiento al logro de la misión, objetivos y políticas institucionales, se han planificado las directrices estratégicas y una serie de programas y proyectos a corto, mediano y largo plazo que representan el aval o soporte de la asignación presupuestaria entre los cuales cabe destacar:

- Continuidad Académica de los estudios de Pregrado y fortalecimiento de los estudios de Postgrado, ofertados a Técnicos Superiores Universitarios egresados de la Institución y a profesionales en áreas afines, para ello continúan los convenios establecidos con la Unexpo (Barquisimeto- Estado Lara) y el Instituto Universitario Tecnológico Alonso Gamero (Coro -Estado Falcón); para dictar la especialización de Gerencia de la Calidad de la Agroindustria (UNEXPO) y Administración de Empresas Agropecuarias (I.U.T.A.G.).

- Fortalecimiento de los Programas de Extensión, Investigación y Producción en procura de una mejor calidad educativa y un mayor acercamiento a la misión institucional. Las actividades contempladas permitirán incorporar a los estudiantes y a la comunidad del entorno, estableciéndose importantes vínculos externos que coadyuven un mayor crecimiento como instituto de educación superior, a la vez que permiten estrechar relaciones con instituciones y/o empresas de carácter nacional y regional.

- Consolidación de proyectos para la atención integral del estudiante a través del departamento de desarrollo y bienestar estudiantil. Con estos proyectos se ofertan diversos servicios:

  - Preventivos- formativos.
  - Estimulativos.
  - Asistenciales (salud, orientación, Bienestar social).

Dentro de estos servicios están los servicios socioeconómicos orientados hacia los estudiantes de más bajos recursos.

- Consolidación de proyectos en las plantas pilotos I y II (Centros Operacionales) con tecnología de punta para elevar la academia en el procesamiento de lácteos, cárnicos, frutas y cereales; y a futuro, iniciar proyectos de producción para satisfacer necesidades institucionales y de la comunidad más cercana, contribuyendo así al desarrollo socioeconómico del país.

- Fortalecimiento del proceso de Pasantía Estudiantil, preparando recursos humanos que el mercado laboral requiere.

- Consolidación de proyectos que permitan el mejoramiento y superación académica del personal administrativo de la institución (realización de estudios de pregrado y postgrado).

- Consolidación de proyectos de ascenso para el personal docente y administrativo. A fin de estabilizar la plantilla institucional.

En síntesis estos son los proyectos y programas enmarcados en las políticas Presupuestarias 2005, con la visión permanente de crecer cada vez mas como Instituto de Educación Superior y con la capacidad suficiente para dar repuestas a las necesidades regionales y nacionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**17.564.565.173**
Transferencias Para Financiar Gastos Corrientes	17.544.565.173
Del Sector Público	17.544.565.173
Ingresos por Actividades Propias	12.000.000
Ingresos no Tributarios	12.000.000
Otros Ingresos Corrientes	8.000.000
Ingresos de la Propiedad	8.000.000
Recursos Financieros	**158.000.000**
Activos Financieros	158.000.000
Disminución de Caja y Bancos	158.000.000
TOTAL	**17.722.565.173**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corriéntes	**16.845.531.100**
Gastos de Consumo	13.024.447.877
Gastos de Personal	11.484.718.068
Materiales y Suministros	734.294.564
Servicios no Personales	805.435.245
Otros Gastos Corrientes	3.821.083.223
Transferencias	3.821.083.223
Transferencias Corrientes al Sector Privado	2.577.755.935
Transferencias Corrientes al Sector Público	1.243.327.288
Gastos de Capital	**8.000.000**
Activos Reales	8.000.000
Repuestos y Reparaciones Mayores	8.000.000
Aplicaciones Financieras	**869.034.073**
Pasivos Financieros	869.034.073
Servicio de la Deuda Pública y Disminución de Otros Pasivos	869.034.073
Disminución de Cuentas y Efectos a Pagar	869.034.073
Total	**17.722.565.173**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	4.498
Matrícula de Postgrado	Alumno	766
Asistencia Socioeconómica al Estudiante	Becario	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**312**	**3.793.879.355**
Directivo	3	94.594.651
Profesional y Técnico	67	1.160.421.026
Administrativo	55	474.047.093
Docente	72	1.275.447.089
Obrero	115	789.369.496
Personal Fijo a Tiempo Parcial	**20**	**94.300.346**
Docente	20	94.300.346
Personal Contratado	**167**	**1.230.431.820**
Docente	167	1.230.431.820
TOTAL	**499**	**5.118.611.521**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	27	89.986.080
II	321.236 - 371.235	5	21.095.952
III	371.236 - 421.235	43	199.690.680
IV	421.236 - 471.235	33	177.454.668
V	471.236 - 521.235	3	17.840.495
VI	521.236 - 571.235	4	25.896.095
VII	571.236 - 621.235	23	164.462.333
VIII	621.236 - 671.235	7	54.976.271
IX	671.236 - 721.235	6	51.043.723
X	721.236 - 771.235	16	146.382.528
XI	771.236 - 821.235	12	117.597.470
XII	821.236 - 871.235	14	140.629.563
XIII	871.236 - 921.235	13	137.889.003
XIV	921.236 - 971.235	21	240.138.204
XV	971.236 - 1.021.235	3	36.296.904
XVI	1.021.236 - 1.071.235	12	148.308.924
XVII	1.071.236 - MAS	142	2.559.553.132
	TOTAL	**384**	**4.329.242.025**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	2	10.096.557
IV	421.236 - 471.235	26	146.840.476
V	471.236 - 521.235	26	162.040.087
VI	521.236 - 571.235	16	108.863.304
VII	571.236 - 621.235	16	118.159.005
VIII	621.236 - 671.235	15	119.761.014
IX	671.236 - 721.235	9	77.320.934
X	721.236 - 771.235	4	36.842.223
XI	771.236 - 821.235	1	9.445.896
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**115**	**789.369.496**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**87**	**3.074.365.509**
Jubilado	82	3.016.770.091
Pensionado	5	57.595.418
Administrativo	**2**	**11.428.788**
Profesional y Técnico	2	11.428.788
Pensionado	2	11.428.788
Obrero	**39**	**314.989.027**
Jubilado	33	284.727.055
Pensionado	6	30.261.972
TOTAL	**128**	**3.400.783.324**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	11.484.718.068			**11.484.718.068**
4.02	636.564.363	18.250.000	79.480.201	**734.294.564**
4.03	773.834.945	11.200.000	20.400.300	**805.435.245**
4.04	8.000.000			**8.000.000**
4.06	869.034.073			**869.034.073**
4.07	3.805.783.223	4.500.000	10.800.000	**3.821.083.223**
TOTAL	**17.577.934.672**	**33.950.000**	**110.680.501**	**17.722.565.173**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	17.577.934.672
02	Investigación y Postgrado	33.950.000
03	Extensión y Producción	110.680.501
	TOTAL	**17.722.565.173**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.484.718.068
4.02	Materiales y Suministros	734.294.564
4.03	Servicios no Personales	805.435.245
4.04	Activos Reales	8.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	869.034.073
4.07	Transferencias	3.821.083.223
	TOTAL	**17.722.565.173**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.564.565.173**
Transferencias Para Financiar Gastos Corrientes	17.544.565.173
Del Sector Público	17.544.565.173
De la Administración Central	17.542.466.973
Recursos Ordinarios	16.895.149.942
Otras Fuentes de Financiamiento	647.317.031
De Gobiernos Estadales	2.098.200
Ingresos por Actividades Propias	12.000.000
Ingresos no Tributarios	12.000.000
Venta de Bienes y Servicios	12.000.000
Otros Ingresos Corrientes	8.000.000
Ingresos de la Propiedad	8.000.000
Intereses por Dinero en Depósitos	8.000.000
B. Gastos Corrientes	**16.845.531.100**
Gastos de Consumo	13.024.447.877
Gastos de Personal	11.484.718.068
Materiales y Suministros	734.294.564
Servicios no Personales	805.435.245

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Otros Gastos Corrientes	3.821.083.223
Transferencias	3.821.083.223
Transferencias Corrientes al Sector Privado	2.577.755.935
Pensiones	96.438.132
Jubilaciones	2.061.017.904
Becas Universitarias, y Becas Perfeccionamiento Profesional en el País y en el Exterior	138.858.105
Otras Transferencias Directas a Personas, y Subsidio a Organismos Laborales y Gremiales	171.203.794
Otras Transferencias Corrientes Internas al Sector Privado	110.238.000
Transferencias Corrientes al Sector Público	1.243.327.288
Asistencia Social al Personal Pensionado	2.848.046
Asistencia Social al Personal Jubilado	1.240.479.242
C. Resultado Económico : Ahorro/(Desahorro)	**719.034.073**
II. Cuenta Capital	
A. Recursos de Capital	**719.034.073**
Ahorro en la Cuenta Corriente	719.034.073
B. Gastos de Capital	**8.000.000**
Activos Reales	8.000.000
Repuestos y Reparaciones Mayores	8.000.000
C. Resultado Financiero : Superávit / (Déficit)	**711.034.073**
III. Cuenta Financiera	
A. Recursos Financieros	**869.034.073**
Activos Financieros	158.000.000
Disminución de Cajas y Bancos	158.000.000
Superávit Financiero	711.034.073
B. Aplicaciones Financieras	**869.034.073**
Pasivos Financieros	869.034.073
Servicio de la Deuda y Disminución de Otros Pasivos	869.034.073
Disminución de Cuentas y Efectos a Pagar	869.034.073

A0036
Instituto Universitario de Tecnología de Puerto Cabello

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE PUERTO CABELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología de Puerto Cabello, del Estado Carabobo, con sede en la ciudad de Puerto Cabello, fue fundada por Decreto Presidencial Nº 1978 de fecha 21 de Diciembre de 1976 en Gaceta Oficial Nº 31140 de fecha 21/12/76, creado para la formación de Técnicos Superiores Universitarios de alta calidad que contribuyan al desarrollo sustentable de la región centro costera y de todo el país, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el fortalecimiento, pasando de una población estudiantil de 250 estudiantes a una población actual de 3.600 estudiantes, quienes cursan estudios en las especialidades de Mecánica Industrial, Metalurgia, Mecánica Térmica, Mecánica Automotriz, Mecánica (Extensión Chichiriviche) y Gestión Hotelera y Turismo (Extensión Chichiriviche). El Instituto tiene como objetivos:

- Desarrollar en el individuo una actitud crítica ante los problemas de la sociedad contemporánea y suministrarle los instrumentos, conceptos básicos que le permitan afrontar con éxito los futuros retos profesionales que la dinámica socio-económica le exija.

- Dirigir programas que conduzcan al proceso de formación de un profesional hábil y útil para insertarse en un mundo competitivo, globalizado, integrado al proceso acelerado de transformación.

- Realizar programas de investigación, atendiendo las necesidades y requerimientos regionales y nacionales del sistema productivo y económico del medio social.

- Consolidarse como una institución promotora en la concepción y adaptación e innovaciones tecnológicas de acuerdo a las trasformaciones del mundo contemporáneo.

Las directrices estratégicas que permitan el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas que serán orientados y operados por los programas direccionales y proyectos estratégicos contenidos en el plan de Desarrollo Institucional, se expresan a continuación:

ENSEÑANZA

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado laboral.

INVESTIGACIÓN

Su propósito es de incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

EXTENSION

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad instituto-sociedad. Entre sus proyectos se mencionan los siguientes:

- Definición de una política de extensión que fundamente una interrelación instituto-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución y para las relaciones instituciones-sector productivo.

- Las acciones concretas que viabilizan el logro de estos proyectos está en mejorar las relaciones instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico-asistencial, deportivas, cívico comunitario y redes sociales a través de la investigación-acción, crear sistemas de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**16.447.648.665**
Transferencias Para Financiar Gastos Corrientes	16.387.648.665
Del Sector Público	16.387.648.665
Ingresos por Actividades Propias	30.000.000
Ingresos no Tributarios	30.000.000
Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Recursos de Capital	**50.904.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	50.904.000
Recursos Financieros	**80.000.000**
Activos Financieros	80.000.000
Disminución de Caja y Bancos	80.000.000
TOTAL	**16.578.552.665**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**15.299.705.803**
Gastos de Consumo	13.351.319.705
Gastos de Personal	11.613.368.133
Materiales y Suministros	316.150.000
Servicios no Personales	1.370.897.572
Otros Gastos de Instituciones Descentralizadas	50.904.000
Depreciación y Amortización	50.904.000
Otros Gastos Corrientes	1.948.386.098
Transferencias	1.948.386.098
Transferencias Corrientes al Sector Privado	1.948.386.098
Gastos de Capital	**565.600.084**
Activos Reales	561.600.084
Repuestos y Reparaciones Mayores	43.600.000
Adquisición de Maquinarias y Demás Equipos	344.000.000
Otros Activos Reales	174.000.084
Activos Intangibles	4.000.000
Aplicaciones Financieras	**713.246.778**
Pasivos Financieros	713.246.778
Servicio de la Deuda Pública y Disminución de Otros Pasivos	713.246.778
Disminución de Cuentas y Efectos a Pagar	713.246.778
Total	**16.578.552.665**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	6.774
Egresados de Pregrado	Egresado	375
Actividades de Investigación	Proyecto	22
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	66
Asistencia Socioeconómica al Estudiante	Becario	375

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**327**	**4.570.163.934**
Directivo	3	101.643.516
Profesional y Técnico	59	944.649.310
Administrativo	51	395.347.885
Docente	136	2.553.026.643
Obrero	78	575.496.580
Personal Fijo a Tiempo Parcial	**21**	**146.211.480**
Docente	21	146.211.480
Personal Contratado	**65**	**439.522.236**
Docente	65	439.522.236
TOTAL	**413**	**5.155.897.650**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	2	10.025.518
IV	421.236 - 471.235	64	344.294.372
V	471.236 - 521.235	2	11.682.631
VI	521.236 - 571.235	6	39.113.263
VII	571.236 - 621.235	10	72.211.488
VIII	621.236 - 671.235	10	76.967.398
IX	671.236 - 721.235	20	167.009.835
X	721.236 - 771.235	13	116.793.181
XI	771.236 - 821.235	5	47.864.306
XII	821.236 - 871.235	8	80.616.818
XIII	871.236 - 921.235	5	53.729.820
XIV	921.236 - 971.235	4	45.779.304
XV	971.236 - 1.021.235	9	107.477.181
XVI	1.021.236 - 1.071.235	14	173.069.019
XVII	1.071.236 - MAS	163	3.233.766.936
	TOTAL	**335**	**4.580.401.070**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	3	14.851.200
IV	421.236 - 471.235	10	54.856.040
V	471.236 - 521.235	7	41.628.805
VI	521.236 - 571.235	11	71.725.793
VII	571.236 - 621.235	15	106.740.192
VIII	621.236 - 671.235	10	77.493.720
IX	671.236 - 721.235	8	67.120.088
X	721.236 - 771.235	4	35.885.434
XI	771.236 - 821.235	1	9.356.845
XII	821.236 - 871.235	4	40.867.662
XIII	871.236 - 921.235	4	43.025.967
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	1	11.944.834
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**78**	**575.496.580**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**34**	**1.463.418.749**
Jubilado	34	1.463.418.749
Obrero	**20**	**151.916.196**
Jubilado	20	151.916.196
TOTAL	**54**	**1.615.334.945**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	11.601.368.133	12.000.000		**11.613.368.133**
4.02	236.000.000	51.650.000	28.500.000	**316.150.000**
4.03	1.339.897.572	19.000.000	12.000.000	**1.370.897.572**
4.04	562.600.084	3.000.000		**565.600.084**
4.06	713.246.778			**713.246.778**
4.07	1.948.386.098			**1.948.386.098**
4.08		50.904.000		
TOTAL	**16.401.498.665**	**136.554.000**	**40.500.000**	**16.578.552.665**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	16.401.498.665
02	Investigación y Postgrado	136.554.000
03	Extensión y Producción	40.500.000
	TOTAL	**16.578.552.665**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	11.613.368.133
4.02	Materiales y Suministros	316.150.000
4.03	Servicios no Personales	1.370.897.572
4.04	Activos Reales	565.600.084
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	713.246.778
4.07	Transferencias	1.948.386.098
4.08	Otros Gastos de Instituciones Descentralizadas	50.904.000
	TOTAL	**16.578.552.665**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.447.648.665**
Transferencias Para Financiar Gastos Corrientes	16.387.648.665
Del Sector Público	16.387.648.665
De la Administración Central	16.387.648.665
Recursos Ordinarios	15.782.944.429
Otras Fuentes de Financiamiento	604.704.236
Ingresos por Actividades Propias	30.000.000
Ingresos no Tributarios	30.000.000
Venta de Bienes y Servicios	30.000.000
Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Intereses por Dinero en Depósitos	30.000.000
B. Gastos Corrientes	**15.299.705.803**
Gastos de Consumo	13.351.319.705
Gastos de Personal	11.613.368.133
Materiales y Suministros	316.150.000
Servicios no Personales	1.370.897.572
Otros Gastos de Instituciones Descentralizadas	50.904.000
Depreciación y Amortización	50.904.000
Otros Gastos Corrientes	1.948.386.098
Transferencias	1.948.386.098
Transferencias Corrientes al Sector Privado	1.948.386.098
Pensiones	50.419.776
Jubilaciones	1.022.208.087
Becas Universitarias en el País	195.000.000
Donaciones a Personas	10.500.000
Otras Transferencias Corrientes al Sector Privado	670.258.235
C. Resultado Económico : Ahorro/(Desahorro)	**1.147.942.862**
II. Cuenta Capital	
A. Recursos de Capital	**1.198.846.862**
Ahorro en la Cuenta Corriente	1.147.942.862
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	50.904.000
B. Gastos de Capital	**565.600.084**
Activos Reales	561.600.084
Repuestos y Reparaciones Mayores	43.600.000
Adquisición de Maquinarias y Demás Equipos	344.000.000
Otros Activos Reales	174.000.084
Activos Intangibles	4.000.000
C. Resultado Financiero : Superávit / (Déficit)	**633.246.778**
III. Cuenta Financiera	
A. Recursos Financieros	**713.246.778**
Activos Financieros	80.000.000
Disminución de Caja y Bancos	80.000.000
Superávit Financiero	633.246.778
B. Aplicaciones Financieras	**713.246.778**
Pasivos Financieros	713.246.778
Servicio de la Deuda y Disminución de Otros Pasivos	713.246.778
Disminución de Cuentas y Efectos a Pagar	713.246.778

A0038
Instituto Universitario de Tecnología de
Valencia

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE VALENCIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología de Valencia es una institución oficial de Educación Superior, dentro de la modalidad de carreras cortas, dependiente del Ministerio de Educación Superior creada por Decreto Presidencial No. 1977, del 21 de Diciembre de 1976, según Gaceta Oficial No. 31140, de fecha 28 de Diciembre de 1976.

Manteniendo siempre los principios de educar el Instituto, fundamenta su misión y visión en la formación de profesionales Universitarios de carrera corta, creativo, innovador, responsable y trasformador de su entorno social, logrando fortalecer la cultura investigativa a través de efectivos programas de investigación y postgrado que ayuden al país tanto en eventos nacionales como internacionales.

Las razones que justificaron su creación fueron:

- Proporcionar a la juventud una educación práctica y productiva, acorde con el requerimiento del país.
- Formar profesionales capacitados para el desarrollo industrial de la Región Central especialmente de los Estado Aragua y Carabobo.
- Aliviar a la Universidad de Carabobo de su alta presión de ingreso estudiantil.
- Evitar la cuota de éxodo estudiantil hacia otros centros tecnológicos.
- Aprovechar la diversificación de diferentes empresas de la región como verdaderas escuelas de aplicación y laboratorios, para prácticas y pasantías del alumnado.
- Impartir conocimientos, habilidades y destrezas en las áreas de Química, Electricidad, Informática, Polímeros y Procesos de Petróleo.
- Fomentar la investigación con nuevos conocimientos para impulsar el progreso de la ciencia, la tecnología, las letras, las artes y demás manifestaciones creadoras del espíritu en beneficio del bienestar del ser humano, de la sociedad y del desarrollo independiente de la nación.
- Consolidar su prestigio, como institución de Educación Superior, mediante la ejecución de programas en las áreas de Docencia, Investigación, Extensión y Producción, a través de una gerencia democrática y participativa donde la eficiencia, la excelencia académica, la productividad y la autogestión constituyen los elementos fundamentales de esta Institución.

Además de nuestra fortaleza compartida de los valores, esencia del comportamiento grupal de nuestra institución, los cuales forma parte integral de las normas ideales del comportamiento de institución-sociedad. Esto lo acompaña la honestidad, calidad, capacitación y laboriosidad. Conjuntamente complementado con lo cultural organizacional, que es nuestra manera de proceder y actuar en cuanto a la enseñanza, proyectos e investigación de nuestra institución.

El objetivo global de nuestra institución, es el de formar técnicos superiores universitarios en las áreas Química, Electricidad, Informática, Procesos de Refinación de Petróleo y Polímeros, brindando una educación integral que contribuya a una excelente gestión en el campo laboral.

Entre las acciones a ejecutar encontramos:

- Aplicar estrategias de enseñanza para desarrollar destreza y habilidades con alta tecnología en las diversas áreas que contemplan la institución.
- Fortalecer la institución competitivamente con la expansión de nuevos núcleos de enseñanza para diversificar las especialidades ofreciéndolas a la masa estudiantil activa.

Todo sustentado a la política de impartir académicamente con los mayores niveles de excelencia en educación superior, investigación, extensión a todos nuestros estudiantes y aquellos bachilleres de la región y de Venezuela.

Con el Presupuesto de Ingresos del Instituto Universitario de Tecnología de Valencia, para el año 2005 pretende alcanzar como metas principales: asistir 5.735 alumnos, realizar 20 Proyectos de Investigación, 15 talleres de Extensión y en el aspecto de ayudas socio económicas la asignación de 313 Becas.

Con todo lo ante expuesto, queda evidenciado el compromiso existente con el país, la región, y principalmente con la población estudiantil al contribuir activamente en el proceso del país, introduciendo profesionales altamente competitivos cumpliendo con apegos a los valores civiles y éticos.

La política presupuestaria del Instituto Universitario de Tecnología Valencia (IUTVAL) está enmarcada dentro de las directrices y lineamientos establecidos por la Ley Orgánica de Administración Financiera del Sector Público (LOAFSP) y la Oficina Nacional de Presupuesto, manteniendo los aspectos legales vigentes; así como también obedece a una serie de principios fundamentales de satisfacción de programas estudiantiles y reivindicaciones laborales para el beneficio de la Institución dentro del periodo 2005.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**18.552.979.239**
Transferencias Para Financiar Gastos Corrientes	18.381.179.239
Del Sector Público	18.381.179.239
Ingresos por Actividades Propias	121.800.000
Ingresos no Tributarios	121.800.000
Otros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	50.000.000
Recursos Financieros	**779.121.321**
Activos Financieros	779.121.321
Disminución de Caja y Bancos	779.121.321
TOTAL	**19.332.100.560**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**18.593.644.750**
Gastos de Consumo	15.482.131.452
Gastos de Personal	12.782.862.388
Materiales y Suministros	770.998.825
Servicios no Personales	1.928.270.239
Otros Gastos Corrientes	3.111.513.298
Transferencias	3.111.513.298
Transferencias Corrientes al Sector Privado	1.971.037.560
Transferencias Corrientes al Sector Público	397.486.340
Otras Transferencias	742.989.398
Gastos de Capital	**127.000.000**
Activos Reales	127.000.000
Repuestos y Reparaciones Mayores	127.000.000
Aplicaciones Financieras	**611.455.810**
Pasivos Financieros	611.455.810
Servicio de la Deuda Pública y Disminución de Otros Pasivos	611.455.810
Disminución de Cuentas y Efectos a Pagar	611.455.810
Total	**19.332.100.560**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	5.735
Egresados de Pregrado	Egresado	352
Actividades de Investigación	Proyecto	20
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	15
Asistencia Socioeconómica al Estudiante	Becario	313

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**307**	**4.443.077.388**
Directivo	3	105.093.708
Profesional y Técnico	67	1.224.543.594
Administrativo	48	375.563.617
Docente	118	2.230.756.086
Obrero	71	507.120.383
Personal Fijo a Tiempo Parcial	**18**	**140.368.842**
Profesional y Técnico	2	20.520.078
Docente	16	119.848.764
Personal Contratado	**159**	**1.243.264.377**
Profesional y Técnico	6	71.595.252
Docente	150	1.159.159.200
Obrero	3	12.509.925
TOTAL	**484**	**5.826.710.607**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	53	252.462.060
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	18	128.929.051
VIII	621.236 - 671.235	38	292.981.983
IX	671.236 - 721.235		
X	721.236 - 771.235	7	63.030.017
XI	771.236 - 821.235	97	906.697.140
XII	821.236 - 871.235	2	20.520.078
XIII	871.236 - 921.235	1	10.471.330
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	194	3.631.988.640
	TOTAL	**410**	**5.307.080.299**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	3	15.600.190
V	471.236 - 521.235		
VI	521.236 - 571.235	35	227.235.938
VII	571.236 - 621.235	18	126.970.676
VIII	621.236 - 671.235	11	87.707.622
IX	671.236 - 721.235	3	25.561.665
X	721.236 - 771.235	4	36.554.217
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**74**	**519.630.308**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Administrativo	**55**	**2.378.971.284**
Profesional y Técnico	55	2.378.971.284
Jubilado	54	2.337.375.918
Pensionado	1	41.595.366
Obrero	**18**	**168.912.014**
Jubilado	12	114.463.614
Pensionado	6	54.448.400
TOTAL	**73**	**2.547.883.298**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	12.782.862.388			**12.782.862.388**
4.02	640.998.825	89.000.000	41.000.000	**770.998.825**
4.03	1.866.270.239	33.000.000	29.000.000	**1.928.270.239**
4.04	91.000.000	27.000.000	9.000.000	**127.000.000**
4.06	611.455.810			**611.455.810**
4.07	3.082.513.298	21.000.000	8.000.000	**3.111.513.298**
TOTAL	**19.075.100.560**	**170.000.000**	**87.000.000**	**19.332.100.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	19.075.100.560
02	Investigación y Postgrado	170.000.000
03	Extensión y Producción	87.000.000
	TOTAL	**19.332.100.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	12.782.862.388
4.02	Materiales y Suministros	770.998.825
4.03	Servicios no Personales	1.928.270.239
4.04	Activos Reales	127.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	611.455.810
4.07	Transferencias	3.111.513.298
	TOTAL	**19.332.100.560**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.552.979.239**
Transferencias Para Financiar Gastos Corrientes	18.381.179.239
Del Sector Público	18.381.179.239
De la Administración Central	18.381.179.239
Recursos Ordinarios	17.702.913.725
Otras Fuentes de Financiamiento	678.265.514
Ingresos por Actividades Propias	121.800.000
Ingresos no Tributarios	121.800.000
Ventas de Bienes y Servicios	121.800.000
Otros Ingresos Corrientes	50.000.000
Ingresos de la Propiedad	50.000.000
Intereses por Dinero en Depósitos	50.000.000
B. Gastos Corrientes	**18.593.644.750**
Gastos de Consumo	15.482.131.452
Gastos de Personal	12.782.862.388
Materiales y Suministros	770.998.825
Servicios no Personales	1.928.270.239
Otros Gastos Corrientes	3.111.513.298
Transferencias	3.111.513.298
Transferencias Corrientes al Sector Privado	1.971.037.560
Pensiones	67.322.280
Jubilaciones	1.455.515.280
Becas Universitarias en el País	405.200.000
Donaciones a Personas	19.000.000
Becas de Perfeccionamientos en el País	24.000.000
Transferencias Corrientes al Sector Público	397.486.340
Aguinaldo Pensionado	12.259.963
Aguinaldo Jubilado	385.226.377
Otras Transferencias Corriente Diversas	742.989.398
Otras Transferencias Diversas	26.000.000
Subsidios a Organismos Laborales y Gremiales	89.430.000
Otras Transferencias	627.559.398
C. Resultado Económico : Ahorro/(Desahorro)	**(40.665.511)**
II. Cuenta Capital	
A. Recursos de Capital	**(40.665.511)**
Desahorro en la Cuenta Corriente	(40.665.511)
B. Gastos de Capital	**127.000.000**
Activos Reales	127.000.000
Repuestos y Reparaciones Mayores	127.000.000
C. Resultado Financiero : Superávit / (Déficit)	**(167.665.511)**
III. Cuenta Financiera	
A. Recursos Financieros	**779.121.321**
Activos Financieros	779.121.321
Disminución de Cajas y Bancos	779.121.321
B. Aplicaciones Financieras	**779.121.321**
Pasivos Financieros	611.455.810
Servicio de la Deuda y Disminución de Otros Pasivos	611.455.810
Disminución de Cuentas y Efectos a Pagar	611.455.810
Déficit Financiero	167.665.511

A0039
Instituto Universitario de Tecnología del
Estado Trujillo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO TRUJILLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología del Estado Trujillo (IUTET), creado por Decreto Presidencial No. 2775, de fecha 1 de agosto de 1978, que tiene como actividad principal y misión la formación de técnicos superiores universitarios altamente calificados para responder a las exigencias de su entorno, con habilidades y destrezas para la productividad, es considerado en el ámbito regional como un pilar fundamental y ente formador de recurso humano que requiere el desarrollo económico y social, tanto del país, como de nuestra entidad. Por tal razón, los diferentes actores de la institución están concientes del papel transformador que debe jugar en el ámbito nacional y regional, específicamente, dando respuestas concretas y oportunas al entorno. Este panorama ha inducido a nuestro nivel gerencial a involucrarse en un proceso de cambio constante para adaptarse a las nuevas exigencias y tendencias, lo cual implica revisar continuamente los diferentes componentes organizacionales para actualizar nuestras debilidades y fortalezas.

De acuerdo a esto, se hace necesaria la revisión anual con base a la dinámica de la institución; la variabilidad del entorno; los cambios o modificaciones en las estrategias de educación superior; así como la evaluación de los resultados en los diferentes programas que se ejecutan y obtener, si fuera el caso, elementos para eliminar o ampliar objetivos y metas, que se traduzcan en nuevos programas de beneficio sociales para el ente y su entorno y para lo cual la gestión administrativa y académica deben garantizar y velar por una optima planificación y ejecución de los recursos financieros que conlleven a un manejo y uso correcto de los mismos, en función del alcance máximo de las metas académicas propuestas, garantizando así, el acceso y permanencia en el Sistema de Educación Superior al contingente de población estudiantil que demandan las carreras que oferta el Instituto.

En este orden de ideas, los recursos financieros asignados por el Ejecutivo Nacional, están encaminados para el desarrollo de las actividades de docencia, investigación, postgrado y extensión, de acuerdo a las directrices emanadas en materia presupuestaria por el Ejecutivo Nacional a través del Ministerio de Finanzas y la Oficina Nacional de Presupuesto (ONAPRE), concatenadas con las disposiciones legales vigentes contentivas en el marco plurianual del Presupuesto de Gastos para el período 2005 – 2006. En tal sentido, la Cuota Presupuestaria asignada es por el orden de: Bs. 24.517.165.694, aunado a la estimación de Ingresos Propios por Bs. 7.000.000, intereses por colocaciones bancarias Bs. 30.000.000, una disminución caja y banco estimada en Bs. 250.000.000 y recursos de capital de Bs. 45.943.067 para un Total General de Política de Ingresos por Bs. 24.850.108.761.

La Asistencia Integral al Estudiante ocupa un lugar prioritario en la estructura de gastos, es por ello que se destina un 10% del total del Presupuesto (beneficios estudiantiles, en varias partidas presupuestarias) para contribuir a la satisfacción de necesidades perentorias de índole socio-económico que pueden afectar el rendimiento académico y desarrollo personal del estudiante, en este sentido estamos dando cobertura al 80% de la población estudiantil ubicados en los estratos sociales con menores ingresos. Aproximadamente, un 6,04% del gasto asignado en diferentes partidas, lo contempla los gastos de funcionamiento requeridos para coadyuvar al logro de los objetivos y metas institucionales traducidos, precisamente, en la ya mencionada: asistencia integral al estudiante.

Los Recursos Humanos, contenidos dentro del Programa de Formación de Técnicos Superiores, representa un 83,96% del gasto (77,96% activos, 3% jubilados y 3% deuda docente y obreros 2002 – 2003), que como capital humano formador constituye la base para la generación de nuestro producto principal, como lo es el Técnico Superior Universitario, apto a las exigencias del mercado laboral. Por tanto, con estos recursos se asegura el cumplimiento a todas las reivindicaciones de tipo laboral de nuestro personal, contentivas las mismas, en las diferentes contrataciones colectivas y de conformidad a los lineamientos emanados de la política de recursos humanos del Ministerio de Educación Superior, a los fines de lograr un clima organizacional propicio para la docencia y la investigación.

De esta manera, ocupa un lugar estratégico el programa de formación y actualización docente, ya que a partir de ello se asegura el cumplimiento de los objetivos curriculares y por ende los procesos de modernización y transformación, así como la inversión en talleres y laboratorios.

PROGRAMA DE INVESTIGACIÓN Y POSTGRADO

El mismo esta concebido como un conjunto de actividades orientadas hacia la gestión de la investigación y desarrollo tecnológico, con capacidad para ubicar fuentes generadoras de conocimientos técnicos, métodos de sistematización y bases de datos para el planteamiento de proyectos de innovación tecnológica, en pro de satisfacer las nuevas exigentes demandas de los sectores productivos, social comunitario y educativo, acorde con la oferta académica y la vocación docente del IUTET.

PROGRAMA DE EXTENSIÓN

Como un complemento necesario para la formación integral del estudiante y para lograr el acercamiento institución-comunidad, en el entendido de la asistencia técnica y servicio socio-cultural al entorno en general.

En términos cuantitativos y de acuerdo a los lineamientos dados por la Oficina Nacional de Presupuesto, Oficina de Planificación del Sector Universitario y la Comisión de Presupuesto del CNU, para la estimación de la asignación y distribución del Aporte Presupuestario para el año 2005 y en atención a los planes establecidos por el IUTET, el Presupuesto Equilibrado del Gastos, está distribuido, como sigue:

GASTOS DE PERSONAL

En primera instancia se asume la justificación del incremento por concepto de crecimiento natural de los gastos en lo que se refiere a la partida Gastos de Personal.

- El incremento de la matrícula por la implantación del nuevo programa educativo conocido como: Misión Sucre, origina la necesidad de contratación de personal docente.

- La revisión curricular en cinco (5) menciones, ha originado la modificación del contenido programático, resultando por una parte el incremento en horas para asignaturas, como por la otra se están implementando nuevas materias que fortalecerán la formación del Técnicos Superiores Universitarios y por ende elevando el estándar de calidad.

- Pago de cesta ticket al personal docente, de tiempo completo y dedicación exclusiva, estimación de ascensos y consiguientes cambios de categorías generando aumento en sus sueldos e incidencias en los bonos vacacionales y de fin de año, incremento natural del 10% en las partidas propias del personal docente, en el caso de la previsión y asistencia social se estima un 25% de incremento por ajuste de tarifas.

- El programa de formación y capacitación docente presenta un incremento del 25%, en vista de nuevos requerimientos que responden a las modificaciones y revisiones curriculares

- Con relación al personal administrativo, el incremento se corresponde, básicamente a la estimación de las incidencias por firma de nuevo contrato colectivo, el cual se cancelará a este sector en el año 2005 con cargo al presupuesto ordinario, cabe destacar, en este marco, un incremento en los sueldos del 22.5% y todas sus incidencias, especialmente los bonos: especial, vacacional y de fin de año el incremento de los beneficios de asistencia socio económica, con respecto al año 2004, también es significativo ya que en el nuevo contrato los montos varían, considerablemente, por ejemplo, para el pago de intereses sobre prestaciones sociales, éstas se calculan en base al sueldo del año 2004, el cual tuvo un aumento significativo para efectos de base de calculo de un 38%, en cuanto a la cesta ticket, también se incrementa en correspondencia con la actualización de la unidad tributaria.

- En lo que respecta al personal obrero, se estimo un crecimiento natural del 10% referido a ascensos y modificación de la estructura de cargos originado en la necesidad de nuevo personal obrero requerido para unidades autobuseras que se prevé serán asignadas para el ejercicio fiscal 2005, por otra parte con la ampliación de la planta física se generan necesidades de recursos humanos para su mantenimiento y conservación. Igualmente se incluyen las naturales incidencias de los beneficios socioeconómicos.

MATERIALES Y SUMINISTROS

- En cuanto a la partida materiales y suministros, el incremento justificado básicamente en la aplicación del de ajuste por inflación y por la otra en el aumento de algunos rubros como son material de enseñanza, productos farmacéuticos y medicamentos y materiales médicos y odontológicos, que se declararon en la insuficiencia presupuestaria solicitada.

SERVICIOS NO PERSONALES

- La partida de servicios no personales presenta un incremento considerable, ya que ella incluye estrategias prioritarias para la institución como son: el programa de asistencia integral al estudiante, que va aparejado al producto principal como es la formación del TSU; al respecto es necesario anotar que, los gastos de comedor, se ha incrementa Bs. 660.000.000, correspondiendo Bs. 350.000.000,00 a crecimiento natural y Bs. 310.000.000,00 por declaración de insuficiencia.

- De igual forma la partida servicios no personales contempla, los contratos de mantenimiento, conservación y limpieza, vigilancia de la planta física, cuyo costo prevaleciente es el de su recurso humano, los proveedores del servicio argumentan un incremento del 30% en sus gastos durante el 2004. esto debido al incremento de salario mínimo decretado por el ejecutivo nacional, así como el aumento en los insumos para cubrir los servicios debido a ello se incluyo este rubro en la insuficiencia. También se asume la administración de la nueva planta física de la sede del instituto, ubicada en la Urb. Beatriz de Valera, originando una ampliación en la contratación.

ACTIVOS REALES

- La partida 4.04 activos reales, se estima un incremento del 119%, originado de manera puntual en prever la adquisición de un autobús para el transporte estudiantil, dado que existe un déficit en la oferta para los estudiantes, sobre todo para aquellos que están estudiando carreras que se imparten en las extensiones de el Dividive y Trujillo, centros poblados alejados de la sede principal. El resto de las asignaciones mantienen un incremento del 26,6% de acuerdo a los lineamientos establecidos por la OPSU.

TRANSFERENCIAS.

- La partida transferencias, presenta un incremento de 57%, conformado por el gasto destinado a los jubilados y pensionados originado por los docentes que pasan a dicha condición, asimismo el gasto a los organismos gremiales y sindicales y por ultimo se incluyen beneficios a estudiantes, por la cual se cancela la beca transporte, beca académica y ayudas ocasionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**24.554.165.694**
Transferencias Para Financiar Gastos Corrientes	24.517.165.694
Del Sector Público	24.517.165.694
Ingresos por Actividades Propias	7.000.000
Ingresos no Tributarios	7.000.000
Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Recursos de Capital	**45.943.067**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	45.943.067
Recursos Financieros	**250.000.000**
Activos Financieros	250.000.000
Disminución de Caja y Bancos	250.000.000
TOTAL	**24.850.108.761**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**23.383.177.709**
Gastos de Consumo	21.916.601.438
Gastos de Personal	19.337.960.263
Materiales y Suministros	391.772.800
Servicios no Personales	2.140.925.308
Otros Gastos de Instituciones Descentralizadas	45.943.067
Depreciación y Amortización	45.943.067
Otros Gastos Corrientes	1.466.576.271
Transferencias	1.466.576.271
Transferencias Corrientes al Sector Privado	1.466.576.271
Gastos de Capital	**510.478.522**
Activos Reales	485.478.522
Repuestos y Reparaciones Mayores	59.751.374
Adquisición de Maquinarias y Demás Equipos	391.227.148
Otros Activos Reales	34.500.000
Activos Intangibles	25.000.000
Aplicaciones Financieras	**956.452.530**
Pasivos Financieros	956.452.530
Servicio de la Deuda Pública y Disminución de Otros Pasivos	956.452.530
Disminución de Cuentas y Efectos a Pagar	956.452.530
Total	**24.850.108.761**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	7.500
Matrícula de Postgrado	Alumno	78
Egresados de Pregrado	Egresado	850
Actividades de Investigación	Proyecto	11
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	8
Asistencia Socioeconómica al Estudiante	Becario	4.203

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**405**	**6.427.487.017**
Directivo	3	84.167.717
Profesional y Técnico	105	1.777.107.860
Administrativo	66	523.108.599
Docente	188	3.730.511.076
Obrero	43	312.591.765
Personal Contratado	**174**	**1.504.883.751**
Profesional y Técnico	26	287.234.868
Administrativo	13	73.044.828
Docente	132	1.123.019.760
Obrero	3	21.584.295
TOTAL	**579**	**7.932.370.768**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	11	57.747.807
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	38	278.315.786
VIII	621.236 - 671.235	151	1.208.541.127
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	22	213.730.321
XII	821.236 - 871.235	7	70.121.783
XIII	871.236 - 921.235	32	335.110.590
XIV	921.236 - 971.235	105	1.189.002.417
XV	971.236 - 1.021.235	72	882.044.956
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	95	3.363.579.921
	TOTAL	**533**	**7.598.194.708**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	30	188.654.138
VII	571.236 - 621.235	3	21.584.295
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	10	89.245.536
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	3	34.692.091
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**46**	**334.176.060**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**22**	**1.027.238.293**
Jubilado	22	1.027.238.293
Administrativo	**1**	**7.862.415**
Profesional y Técnico	1	7.862.415
Pensionado	1	7.862.415
Obrero	**8**	**90.913.217**
Jubilado	7	82.384.347
Pensionado	1	8.528.870
TOTAL	**31**	**1.126.013.925**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	19.252.488.829	85.471.434		**19.337.960.263**
4.02	331.935.800	22.000.000	37.837.000	**391.772.800**
4.03	2.075.925.308	43.000.000	22.000.000	**2.140.925.308**
4.04	510.478.522			**510.478.522**
4.06	956.452.530			**956.452.530**
4.07	1.466.576.271			**1.466.576.271**
4.08	45.943.067			**45.943.067**
TOTAL	**24.639.800.327**	**150.471.434**	**59.837.000**	**24.850.108.761**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	24.639.800.327
02	Investigación y Postgrado	150.471.434
03	Extensión y Producción	59.837.000
	TOTAL	**24.850.108.761**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	19.337.960.263
4.02	Materiales y Suministros	391.772.800
4.03	Servicios no Personales	2.140.925.308
4.04	Activos Reales	510.478.522
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	956.452.530
4.07	Transferencias	1.466.576.271
4.08	Otros Gastos de Instituciones Descentralizadas	45.943.067
	TOTAL	**24.850.108.761**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**24.554.165.694**
Transferencias Para Financiar Gastos Corrientes	24.517.165.694
Del Sector Público	24.517.165.694
De la Administración Central	24.517.165.694
Recursos Ordinarios	23.612.482.280
Otras Fuentes de Financiamiento	904.683.414
Ingresos por Actividades Propias	7.000.000
Ingresos no Tributarios	7.000.000
Venta de Bienes y Servicios	7.000.000
Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Intereses por Dinero en Depósitos	30.000.000
B. Gastos Corrientes	**23.383.177.709**
Gastos de Consumo	21.916.601.438
Gastos de Personal	19.337.960.263
Materiales y Suministros	391.772.800
Servicios no Personales	2.140.925.308
Otros Gastos de Instituciones Descentralizadas	45.943.067
Depreciación y Amortización	45.943.067
Otros Gastos Corrientes	1.466.576.271
Transferencias	1.466.576.271
Transferencias Corrientes al Sector Privado	1.466.576.271
Pensiones	65.308.224
Jubilaciones	671.966.076
Otras Transferencias Directa a Personas	150.000.000
Subsidio a Organismos Laborales y Gremiales	107.128.758
Otras Transferencias al Sector Privado	472.173.213
C. Resultado Económico : Ahorro/(Desahorro)	**1.170.987.985**
II. Cuenta Capital	
A. Recursos de Capital	**1.216.931.052**
Ahorro en la Cuenta Corriente	1.170.987.985
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	45.943.067
B. Gastos de Capital	**510.478.522**
Activos Reales	485.478.522
Repuestos y Reparaciones Mayores	59.751.374
Adquisición de Maquinarias y Demás Equipos	391.227.148
Otros Activos Reales	34.500.000
Activos Intangibles	25.000.000
C. Resultado Financiero : Superávit / (Déficit)	**706.452.530**
III. Cuenta Financiera	
A. Recursos Financieros	**956.452.530**
Activos Financieros	250.000.000
Disminución de Caja y Bancos	250.000.000
Superávit Financiero	706.452.530
B. Aplicaciones Financieras	**956.452.530**
Pasivos Financieros	956.452.530
Servicio de la Deuda y Disminución de Otros Pasivos	956.452.530
Disminución de Cuentas y Efectos a Pagar	956.452.530

A0040

Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "JOSÉ ANTONIO ANZOÁTEGUI", EL TIGRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre, es una institución educativa orientada a la formación de Técnicos Superiores Universitarios a nivel de pre-educación continua y post-grado, avalados por la transparencia de su actuación, su elevada capacidad técnica, e innovadores, siendo emprendedores, generadores de su propio empleo y contribuyendo al desarrollo sostenible del Estado Anzoátegui.

En relación a la producción del conocimiento, constituye, referencia obligatoria, por su elevada capacidad técnica dando respuestas a las necesidades y requerimientos del entorno, con énfasis en el mundo.

Dada la valorada vocación regional con el Estado Anzoátegui, la Institución será reconocida por las comunidades del entorno en base al impacto de las soluciones congestionadas, en virtud de un proceso continuo de extensión bidireccional.

La Gestión Académica, Administrativa y Financiera es asumida en forma transparente, rindiendo cuentas, siendo oportuna y de elevada calidad por su eficiencia y eficacia.

Asimismo, tiene como misión atender a los potenciales estudiantes, que aun cursan el último año de bachillerato, para el desarrollo de competencias, y habilidades, la comprensión lectora, habilidades numéricas, resoluciones de problemas, procesos, estudios, aprendizajes y orientación vocacional en relación a las carreras ofertadas por la institución.

Con el propósito de garantizar la calidad de la docencia, investigación, desarrollo técnico y extensión, es misión fundamental ofrecer a todos sus docentes y auxiliares cursos de permanente capacitación educativa, actualización y perfeccionamiento tanto en las áreas sustantivas (científica-tecnológica) como en los propios de la pedagogía tecnológica.

Para el logro de todos sus objetivos cuenta con proyectos sustentables, técnicos económicamente factibles; los cuales contribuirán a generar recursos cumpliendo con un requisito indispensable como es contribuir a la docencia y servir a la comunidad, contemplando en cada uno de ellos mecanismos que permitirán institucionalizar la rendición de cuentas.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y canalizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional, de los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

ENSEÑANZA

Su propósito es la asistencia integral a través de la incorporación de nuevas tecnologías de información en el proceso de formación de Técnicos Superiores Universitarios, en concordancia a los cambios tecnológicos y la exigencia del mercado laboral.

Este programa contiene los siguientes proyectos:

- Desarrollar el sistema de información y comunicación con nuevas tecnologías en la biblioteca del Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre.
- Adquirir equipos de computación, mobiliario y equipos de alojamiento, maquinarias equipos de artes gráficas y reproducción, incluyendo extensión Anaco, Paríaguan y Puerto La Cruz.

- Definir una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, aperturas de propuestas de profesionalización a técnicos superiores, integración de estudios de pre-grado y postgrado con postgrado instituciones de educación superior, entre otras.

INVESTIGACIÓN

A través de este proyecto se eleva el análisis crítico de nuestros estudiantes, coadyuvando en la consecución de los objetivos y metas de la Institución, de esta manera se logra el intercambio de conocimientos docente-estudiante fomentando así la misión y visión de nuestra Institución. En este sentido se presentan Proyectos de Investigación, que involucran las funciones básicas de Educación, como son: Docencia, Investigación, Extensión.

Entre los proyectos se encuentran: Fortalecimiento de la investigación competitiva y postgrado, aplicación de un sistema integrador de investigación; dotación de la infraestructura tecnológica para la investigación y desarrollo de una base integral de conocimiento universitario.

Las acciones que permitirán la consecución de estos proyectos, son las siguientes: Reclutamiento y actualización del capital intelectual; Desarrollo y Aplicación de un sistema automatizado de información sobre la investigación; Estimular la participación investigativa a través de reconocimientos; la creación del periódico estudiantil en donde se estimule la labor realizada por docentes y alumnos; estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y la participación en eventos científicos.

EXTENSIÓN

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes: Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas de desarrollo de la comunidad y para relaciones institucionales del sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistenciales, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**25.565.154.253**
Transferencias Para Financiar Gastos Corrientes	25.454.154.253
Del Sector Público	25.454.154.253
Ingresos por Actividades Propias	75.000.000
Ingresos no Tributarios	75.000.000
Otros Ingresos Corrientes	36.000.000
Ingresos de la Propiedad	36.000.000
Recursos de Capital	**46.341.000**
Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas	46.341.000
Recursos Financieros	**345.698.000**
Activos Financieros	345.698.000
Disminución de Caja y Bancos	345.698.000
TOTAL	**25.957.193.253**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**24.069.729.821**
Gastos de Consumo	21.070.512.005
Gastos de Personal	19.912.518.933
Materiales y Suministros	419.152.000
Servicios no Personales	692.500.072
Otros Gastos de Instituciones Descentralizadas	46.341.000
Depreciación y Amortización	46.341.000
Otros Gastos Corrientes	2.999.217.816
Transferencias	2.999.217.816
Transferencias Corrientes al Sector Privado	2.999.217.816
Gastos de Capital	**514.900.000**
Activos Reales	508.300.000
Repuestos y Reparaciones Mayores	132.300.000
Adquisición de Maquinarias y Demás Equipos	126.000.000
Otros Activos Reales	250.000.000
Activos Intangibles	6.600.000
Aplicaciones Financieras	**1.372.563.432**
Pasivos Financieros	1.372.563.432
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.372.563.432
Disminución de Cuentas y Efectos a Pagar	1.372.563.432
Total	**25.957.193.253**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	10.460
Egresados de Pregrado	Egresado	1.455
Actividades de Investigación	Proyecto	7
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	4
Asistencia Socioeconómica al Estudiante	Becario	1.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**655**	**8.204.267.964**
Directivo	3	108.900.004
Profesional y Técnico	67	1.086.881.414
Administrativo	116	894.329.245
Docente	289	4.929.125.317
Obrero	180	1.185.031.984
Personal Fijo a Tiempo Parcial	**22**	**100.757.424**
Docente	22	100.757.424
Personal Contratado	**58**	**453.420.765**
Docente	53	425.455.212
Obrero	5	27.965.553
TOTAL	**735**	**8.758.446.153**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	16	61.220.407
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	11	61.836.000
V	471.236 - 521.235	7	42.109.000
VI	521.236 - 571.235	35	237.018.735
VII	571.236 - 621.235	18	128.845.000
VIII	621.236 - 671.235	20	159.965.788
IX	671.236 - 721.235		
X	721.236 - 771.235	93	846.364.463
XI	771.236 - 821.235	32	308.943.861
XII	821.236 - 871.235	13	129.166.100
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	44	501.609.073
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235	28	357.021.545
XVII	1.071.236 - MAS	233	4.711.348.644
	TOTAL	**550**	**7.545.448.616**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	46	231.734.138
IV	421.236 - 471.235	61	343.454.553
V	471.236 - 521.235	28	174.715.000
VI	521.236 - 571.235		
VII	571.236 - 621.235	19	141.208.072
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235	16	156.560.722
XII	821.236 - 871.235		
XIII	871.236 - 921.235	15	165.325.052
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**185**	**1.212.997.537**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**54**	**2.311.503.487**
Jubilado	53	2.287.252.587
Pensionado	1	24.250.900
Administrativo	**7**	**127.558.767**
Profesional y Técnico	1	78.314.460
Jubilado	1	78.314.460
Apoyo	6	49.244.307
Jubilado	6	49.244.307
Obrero	**27**	**171.705.462**
Jubilado	26	162.358.651
Pensionado	1	9.346.811
TOTAL	**88**	**2.610.767.716**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	19.897.518.933	9.000.000	6.000.000	**19.912.518.933**
4.02	408.652.000	6.000.000	4.500.000	**419.152.000**
4.03	670.900.072	12.600.000	9.000.000	**692.500.072**
4.04	514.900.000			**514.900.000**
4.06	1.372.563.432			**1.372.563.432**
4.07	2.999.217.816			**2.999.217.816**
4.08	46.341.000			**46.341.000**
TOTAL	**25.910.093.253**	**27.600.000**	**19.500.000**	**25.957.193.253**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	25.910.093.253
02	Investigación y Postgrado	27.600.000
03	Extensión y Producción	19.500.000
	TOTAL	**25.957.193.253**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	19.912.518.933
4.02	Materiales y Suministros	419.152.000
4.03	Servicios no Personales	692.500.072
4.04	Activos Reales	514.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.372.563.432
4.07	Transferencias	2.999.217.816
4.08	Otros Gastos de Instituciones Descentralizadas	46.341.000
	TOTAL	**25.957.193.253**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**25.565.154.253**
Transferencias Para Financiar Gastos Corrientes	25.454.154.253
Del Sector Público	25.454.154.253
De la Administración Central	25.454.154.253
Recursos Ordinarios	24.514.895.961
Otras Fuentes de Financiamiento	939.258.292
Ingresos por Actividades Propias	75.000.000
Ingresos no Tributarios	75.000.000
Venta de Bienes y Servicios	75.000.000
Otros Ingresos Corrientes	36.000.000
Ingresos de la Propiedad	36.000.000
Intereses por Dinero en Depósitos	36.000.000
B. Gastos Corrientes	**24.069.729.821**
Gastos de Consumo	21.070.512.005
Gastos de Personal	19.912.518.933
Materiales y Suministros	419.152.000
Servicios no Personales	692.500.072
Otros Gastos de Instituciones Descentralizadas	46.341.000
Depreciación y Amortización	46.341.000
Otros Gastos Corrientes	2.999.217.816
Transferencias	2.999.217.816
Transferencias Corrientes al Sector Privado	2.999.217.816
Pensiones	64.649.868
Jubilaciones	1.574.265.864
Becas Universitarias en el País	130.000.000
Donaciones a Personas	35.500.000
Otras Transferencias	1.194.802.084
C. Resultado Económico : Ahorro/(Desahorro)	**1.495.424.432**
II. Cuenta Capital	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
A. Recursos de Capital	**1.541.765.432**
Ahorro en la Cuenta Corriente	1.495.424.432
Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas.	46.341.000
B. Gastos de Capital	**514.900.000**
Activos Reales	508.300.000
Repuestos y Reparaciones Mayores	132.300.000
Adquisición de Maquinarias y Demás Equipos	126.000.000
Otros Activos Reales	250.000.000
Activos Intangibles	6.600.000
C. Resultado Financiero : Superávit / (Déficit)	**1.026.865.432**
III. Cuenta Financiera	
A. Recursos Financieros	**1.372.563.432**
Activos Financieros	345.698.000
Disminución de Caja y Bancos	345.698.000
Superávit Financiero	1.026.865.432
B. Aplicaciones Financieras	**1.372.563.432**
Pasivos Financieros	1.372.563.432
Servicio de la Deuda y Disminución de Otros Pasivos	1.372.563.432
Disminución de Cuentas y Efectos a Pagar	1.372.563.432

A0041
Instituto Universitario Experimental de
Tecnología de La Victoria

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA DE LA VICTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

Se plantea una política presupuestaria acorde a las disposiciones legales vigentes para el período 2005 y en concordancia con las orientaciones generales para la Formulación del Presupuesto según los lineamientos impartidos por la Oficina Nacional de Presupuesto, el Consejo Nacional de Universidades y la Oficina de Planificación del Sector Universitario.

La Misión de la institución es la formación de técnicos universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región central en particular, a través de las actividades de investigación, extensión y producción.

De tal manera, para el próximo ejercicio fiscal, las metas estarán orientadas a la prosecución académica de las especialidades ya existente, en la sede principal, La Victoria, Extensión Maracay y Programa Barbacoas, actualmente se atiende una matrícula total de 9.083 alumnos de las diferentes especialidades; estimándose una ampliación de matrícula de 1.260 estudiantes, incrementándose la atención estudiantil en un 13,87%.

La inscripción de nuevos ingresos se realizará en dos periodos períodos: 2005-I en abril con 630 inscritos y en septiembre 2005-II, incorporará igual número de alumnos, atendiendo de esa manera a la actual política gubernamental de facilitar el acceso a la educación superior a mayor cantidad de personas y de establecer estrategias que permitan garantizar la prosecución estudiantil con altos niveles de rendimiento académico.

Para garantizar el bienestar y continuación académica de la población estudiantil, para el año 2005 se fortaleció el programa de atención al estudiante, previendo otorgar 1.047 ayudas estudiantiles de las cuales corresponde a becas 1.008, bolsas de trabajo 13 y preparadurias 26. El costo total de tales ayudas asciende a Bs. 648,5 millones.

Igualmente estima atender 1.250 estudiantes diarios a través del Servicio de Comedor (sede principal La Victoria y Extensión Maracay).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**18.537.203.048**
Transferencias Para Financiar Gastos Corrientes	18.137.203.048
Del Sector Público	18.137.203.048
Ingresos por Actividades Propias	400.000.000
Ingresos no Tributarios	400.000.000
Recursos Financieros	**692.881.317**
Activos Financieros	692.881.317
Disminución de Caja y Bancos	692.881.317
TOTAL	**19.230.084.365**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**17.534.823.392**
Gastos de Consumo	15.827.800.518
Gastos de Personal	13.778.851.768
Materiales y Suministros	508.000.000
Servicios no Personales	1.540.948.750
Otros Gastos Corrientes	1.707.022.874
Transferencias	1.707.022.874
Transferencias Corrientes al Sector Privado	1.707.022.874
Gastos de Capital	**410.786.848**
Activos Reales	360.786.848
Repuestos y Reparaciones Mayores	100.000.000
Adquisición de Maquinarias y Demás Equipos	190.786.848
Otros Activos Reales	70.000.000
Activos Intangibles	50.000.000
Aplicaciones Financieras	**1.284.474.125**
Pasivos Financieros	1.284.474.125
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.284.474.125
Disminución de Cuentas y Efectos a Pagar	1.031.546.917
Disminución de Otros Pasivos no Circulantes	252.927.208
Total	**19.230.084.365**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	10.343
Matrícula de Postgrado	Alumno	1.145
Egresados de Pregrado	Egresado	925
Egresados de Postgrado	Egresado	94
Actividades de Investigación	Proyecto	210
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	6
Asistencia Socioeconómica al Estudiante	Becario	1.047

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**352**	**4.484.740.777**
Directivo	3	91.671.096
Profesional y Técnico	69	1.153.470.612
Administrativo	57	482.975.199
Docente	107	2.042.751.371
Obrero	116	713.872.499
Personal Fijo a Tiempo Parcial	**15**	**105.501.820**
Administrativo	9	68.203.576
Docente	6	37.298.244
Personal Contratado	**202**	**1.456.732.520**
Administrativo	32	209.465.916
Docente	166	1.227.767.376
Obrero	4	19.499.228
TOTAL	**569**	**6.046.975.117**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	13	46.548.288
II	321.236 - 371.235		
III	371.236 - 421.235	82	374.741.280
IV	421.236 - 471.235	2	10.745.976
V	471.236 - 521.235		
VI	521.236 - 571.235	3	19.020.348
VII	571.236 - 621.235	14	99.347.713
VIII	621.236 - 671.235	55	429.350.211
IX	671.236 - 721.235	2	16.775.901
X	721.236 - 771.235		
XI	771.236 - 821.235	23	223.144.073
XII	821.236 - 871.235	67	669.285.060
XIII	871.236 - 921.235	4	42.176.508
XIV	921.236 - 971.235	1	11.566.908
XV	971.236 - 1.021.235	7	82.012.032
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	176	3.288.889.092
	TOTAL	**449**	**5.313.603.390**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	4	19.499.228
IV	421.236 - 471.235	30	158.361.624
V	471.236 - 521.235	71	443.482.705
VI	521.236 - 571.235		
VII	571.236 - 621.235	7	50.249.219
VIII	621.236 - 671.235	8	61.778.951
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**120**	**733.371.727**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**27**	**1.034.609.086**
Jubilado	22	882.654.178
Pensionado	5	151.954.908
Obrero	**12**	**93.780.010**
Jubilado	9	74.420.920
Pensionado	3	19.359.090
TOTAL	**39**	**1.128.389.096**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	13.712.351.768	66.500.000		**13.778.851.768**
4.02	408.400.000	49.600.000	50.000.000	**508.000.000**
4.03	1.478.448.750	48.000.000	14.500.000	**1.540.948.750**
4.04	410.786.848			**410.786.848**
4.06	1.284.474.125			**1.284.474.125**
4.07	1.657.022.874	40.000.000	10.000.000	**1.707.022.874**
TOTAL	**18.951.484.365**	**204.100.000**	**74.500.000**	**19.230.084.365**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	18.951.484.365
02	Investigación y Postgrado	204.100.000
03	Extensión y Producción	74.500.000
	TOTAL	**19.230.084.365**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	13.778.851.768
4.02	Materiales y Suministros	508.000.000
4.03	Servicios no Personales	1.540.948.750
4.04	Activos Reales	410.786.848
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.284.474.125
4.07	Transferencias	1.707.022.874
	TOTAL	**19.230.084.365**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.537.203.048**
Transferencias Para Financiar Gastos Corrientes	18.137.203.048
Del Sector Público	18.137.203.048
De la Administración Central	18.137.203.048
Recursos Ordinarios	17.467.940.256
Otras Fuentes de Financiamiento	669.262.792
Ingresos por Actividades Propias	400.000.000
Ingresos no Tributarios	400.000.000
Venta de Bienes y Servicios	400.000.000
B. Gastos Corrientes	**17.534.823.392**
Gastos de Consumo	15.827.800.518
Gastos de Personal	13.778.851.768
Materiales y Suministros	508.000.000
Servicios no Personales	1.540.948.750
Otros Gastos Corrientes	1.707.022.874
Transferencias	1.707.022.874
Transferencias Corrientes al Sector Privado	1.707.022.874
Pensiones	112.018.744
Jubilaciones	625.811.964
Becas Universitarias en el País	471.168.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Otras Transferencias Directas a Personas	76.612.735
Otras Transferencias Corrientes al Sector Privado	421.411.431
C. Resultado Económico : Ahorro/(Desahorro)	**1.002.379.656**
II. Cuenta Capital	
A. Recursos de Capital	**1.002.379.656**
Ahorro en la Cuenta Corriente	1.002.379.656
B. Gastos de Capital	**410.786.848**
Activos Reales	360.786.848
Repuestos y Reparaciones Mayores	100.000.000
Adquisición de Maquinarias y Demás Equipos	190.786.848
Otros Activos Reales	70.000.000
Activos Intangibles	50.000.000
C. Resultado Financiero : Superávit / (Déficit)	**591.592.808**
III. Cuenta Financiera	
A. Recursos Financieros	**1.284.474.125**
Activos Financieros	692.881.317
Disminución de Caja y Bancos	692.881.317
Superávit Financiero	591.592.808
B. Aplicaciones Financieras	**1.284.474.125**
Pasivos Financieros	1.284.474.125
Servicio de la Deuda y Disminución de Otros Pasivos	1.284.474.125
Disminución de Cuentas y Efectos a Pagar	1.031.546.917
Disminución de Otros Pasivos no Circulantes	252.927.208

A0042
Instituto Universitario de Tecnología de Cabimas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CABIMAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El I.U.T. de Cabimas es una Institución Educativa fundamentada en los más sólidos principios de ética, justicia, libertad y cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la Región Occidental en particular, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión del futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Cabimas, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados y operativizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional, los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

Formación de Técnicos Superiores

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado,

Este programa contiene los siguientes proyectos:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, aperturas de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado.

Investigación y Postgrado

Su propósito es de incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran: definición de una política para fortalecer y consolidar la investigación competitiva, y el postgrado, generación, gestión y transferencia competitiva, sistema integrador postgrado-investigación, dotación de la infraestructura tecnológicas para la investigación y desarrollo de una base integral de conocimiento universitario.

Dentro de las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y, la participación en eventos científicos.

Extensión y Producción

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes: definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación instituciones-sector productivo.

Las acciones concretas que contribuyen al logro de tales proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**29.855.511.435**
Transferencias Para Financiar Gastos Corrientes	29.715.511.435
Del Sector Público	29.715.511.435
Ingresos por Actividades Propias	60.000.000
Ingresos no Tributarios	60.000.000
Otros Ingresos Corrientes	80.000.000
Ingresos de la Propiedad	80.000.000
Recursos Financieros	**781.558.482**
Activos Financieros	781.558.482
Disminución de Caja y Bancos	781.558.482
TOTAL	**30.637.069.917**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**28.778.509.917**
Gastos de Consumo	21.809.844.510
Gastos de Personal	19.504.524.922
Materiales y Suministros	726.606.880
Servicios no Personales	1.578.712.708
Otros Gastos Corrientes	6.968.665.407
Transferencias	6.968.665.407
Transferencias Corrientes al Sector Privado	6.489.545.407
Otras Transferencias	479.120.000
Gastos de Capital	**743.560.000**
Activos Reales	713.560.000
Repuestos y Reparaciones Mayores	37.000.000
Adquisición de Maquinarias y Demás Equipos	665.040.000
Obras de Infraestructuras - Estudios y Proyectos	5.000.000
Otros Activos Reales	6.520.000
Activos Intangibles	30.000.000
Aplicaciones Financieras	**1.115.000.000**
Pasivos Financieros	1.115.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.115.000.000
Disminución de Cuentas y Efectos a Pagar	1.115.000.000
Total	**30.637.069.917**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	13.518
Egresados de Pregrado	Egresado	1.878
Actividades de Investigación	Proyecto	9
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	70
Asistencia Socioeconómica al Estudiante	Becario	1.080

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**584**	**7.296.584.943**
Profesional y Técnico	105	1.837.306.184
Administrativo	153	1.225.623.247
Docente	149	3.086.966.196
Médico	1	18.486.960
Obrero	176	1.128.202.356
Personal Fijo a Tiempo Parcial	**12**	**89.516.528**
Profesional y Técnico	4	44.661.032
Docente	8	44.855.496
Personal Contratado	**232**	**1.618.630.596**
Profesional y Técnico	16	195.357.456
Administrativo	14	71.450.052
Docente	192	1.305.318.612
Obrero	10	46.504.476
TOTAL	**828**	**9.004.732.067**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	84	183.099.105
II	321.236 - 371.235		
III	371.236 - 421.235	18	83.355.642
IV	421.236 - 471.235	95	516.148.994
V	471.236 - 521.235	161	946.910.645
VI	521.236 - 571.235	26	165.886.988
VII	571.236 - 621.235	13	92.307.249
VIII	621.236 - 671.235	9	70.280.586
IX	671.236 - 721.235	35	290.569.034
X	721.236 - 771.235	30	266.807.508
XI	771.236 - 821.235	7	66.902.678
XII	821.236 - 871.235	25	256.513.843
XIII	871.236 - 921.235	9	94.565.236
XIV	921.236 - 971.235	17	195.446.700
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	113	4.601.231.027
	TOTAL	**642**	**7.830.025.235**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	105	365.466.079
II	321.236 - 371.235		
III	371.236 - 421.235	10	46.504.476
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235		
IX	671.236 - 721.235	36	298.561.455
X	721.236 - 771.235	8	73.202.333
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	27	390.972.489
	TOTAL	**186**	**1.174.706.832**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	145	5.924.394.755
Jubilado	123	5.640.277.917
Pensionado	22	284.116.838
Obrero	44	353.264.252
Jubilado	35	285.787.199
Pensionado	9	67.477.053
TOTAL	**189**	**6.277.659.007**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	19.478.820.554	25.704.368		**19.504.524.922**
4.02	656.556.880	19.300.000	50.750.000	**726.606.880**
4.03	1.522.612.708	25.800.000	30.300.000	**1.578.712.708**
4.04	671.760.000	23.900.000	47.900.000	**743.560.000**
4.06	1.115.000.000			**1.115.000.000**
4.07	6.968.665.407			**6.968.665.407**
TOTAL	**30.413.415.549**	**94.704.368**	**128.950.000**	**30.637.069.917**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	30.413.415.549
02	Investigación y Postgrado	94.704.368
03	Extensión y Producción	128.950.000
	TOTAL	**30.637.069.917**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	19.504.524.922
4.02	Materiales y Suministros	726.606.880
4.03	Servicios no Personales	1.578.712.708
4.04	Activos Reales	743.560.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.115.000.000
4.07	Transferencias	6.968.665.407
	TOTAL	**30.637.069.917**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**29.855.511.435**
Transferencias Para Financiar Gastos Corrientes	29.715.511.435
Del Sector Público	29.715.511.435
De la Administración Central	29.715.511.435
Recursos Ordinarios	28.619.009.063
Otras Fuentes de Financiamiento	1.096.502.372
Ingresos por Actividades Propias	60.000.000
Ingresos no Tributarios	60.000.000
Venta de Bienes y Servicios	60.000.000
Otros Ingresos Corrientes	80.000.000
Ingresos de la Propiedad	80.000.000
Intereses por Dinero en Depósitos	30.000.000
Interese por Títulos y Valores	50.000.000
B. Gastos Corrientes	**28.778.509.917**
Gastos de Consumo	21.809.844.510
Gastos de Personal	19.504.524.922
Materiales y Suministros	726.606.880
Servicios no Personales	1.578.712.708
Otros Gastos Corrientes	6.968.665.407
Transferencias	6.968.665.407

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Transferencias Corrientes al Sector Privado	6.489.545.407
Pensiones	351.593.891
Jubilaciones	5.926.065.116
Donaciones a Personas	92.920.000
Subsidio Organismo Laboral y Gremial	118.966.400
Otras Transferencias Corriente Diversas	479.120.000
Transferencias Corrientes Diversas	479.120.000
C. Resultado Económico : Ahorro/(Desahorro)	**1.077.001.518**
II. Cuenta Capital	
A. Recursos de Capital	**1.077.001.518**
Ahorro en la Cuenta Corriente	1.077.001.518
B. Gastos de Capital	**743.560.000**
Activos Reales	713.560.000
Repuestos y Reparaciones Mayores	37.000.000
Adquisición de Maquinarias y Demás Equipos	665.040.000
Obras de Infraestructura	5.000.000
Otros Activos Reales	6.520.000
Activos Intangibles	30.000.000
C. Resultado Financiero : Superávit / (Déficit)	**333.441.518**
III. Cuenta Financiera	
A. Recursos Financieros	**1.115.000.000**
Activos Financieros	781.558.482
Disminución de Cajas y Bancos	781.558.482
Superávit Financiero	333.441.518
B. Aplicaciones Financieras	**1.115.000.000**
Pasivos Financieros	1.115.000.000
Servicio de la Deuda y Disminución de Otros Pasivos	1.115.000.000
Disminución de Cuentas y Efectos a Pagar	1.115.000.000

A0043
Instituto Universitario de Tecnología del
Estado Portuguesa

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO PORTUGUESA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología del Estado Portuguesa nace como una Institución de Educación Superior fundamentada en los más sólidos valores de solidaridad y cooperación, equidad, ética y moral, excelencia y calidad, eficacia, liderazgo, mística, justicia y libertad.

Tenemos como misión incorporar al Instituto con su entorno económico-social mediante la formación de un profesional integral que responda a las necesidades de innovación tecnológica exigido por el sector productivo, con los requerimientos de mercado productivo del país fomentando un recurso humano altamente calificado y creativo, orientado a la solución de problemas requeridos por la sociedad.

Nuestra visión es una institución de prestigio en el ámbito de educación superior orientada a la formación de técnicos superiores integrales, con altos niveles de excelencia innovadoras, críticas y productivas capaces de brindar respuestas oportunas a los sectores industriales, económicos y sociales para el desarrollo sustentable del país; una institución que favorece el respeto humano, la solidaridad, el fortalecimiento de la ética y la moral.

En cuanto a las directrices estratégicas las cuales permitirán el logro de las metas y objetivos propuestos a mediano y largo plazo, en el cual se encuentran definidos en el marco de las políticas académicas que se encontrarán orientados a los programas y diversos proyectos incluidos en el Plan Operativo y Estratégico de nuestra Institución. Entre los objetivos generales destacan:

- Garantizar la formación integral del estudiante.
- Fomentar en forma pertinente y prioritaria la investigación, extensión, producción y postgrado.
- Promover la interacción entre el Instituto y el entorno a través de asistencia técnica, asesoría, actividades culturales y deportivas.
- Vincular las unidades de producción del Instituto con las comunidades a través de la creación de las Aldeas Universitarias.
- Enlazar al Instituto con las comunidades mediante las Misiones creadas por el Gobierno Nacional.
- Vincular al instituto con el sector socio-productivo, articulando esfuerzos y recursos en la solvencia de problemas y necesidades comunes.
- Consolidar la imagen institucional, como primera Casa de Estudio Superior del Estado Portuguesa.
- Actualización en forma permanente y continua del personal docente.
- Revisar permanentemente el currículo, para adaptarlo a los requerimientos de la región.

A continuación se detalla los programas establecidos para los Institutos Universitarios de Tecnología y Colegios Universitarios del País:

FORMACIÓN DE TÉCNICOS SUPERIORES UNIVERSITARIOS

Tiene como principal meta institucional Formar Técnicos Superiores Universitarios y ofertar a estos profesionales a un trabajo productivo con la finalidad de prestar una labor eficiente y eficaz, y lograr introducirse en el campo laboral. Desde el Año 1998 se creó la Prosecución de Estudios de Postgrado en las áreas de Finanzas y Agropecuaria, el cual ha mantenido su matrícula desde su inicio.

INVESTIGACIÓN Y POSTGRADO

Incorporar al personal docente en el desarrollo y actualización de la investigación para garantizar la transferencia de conocimientos competitivos que lograran enriquecer los conocimientos científico-tecnológicos de nuestros investigadores. Esto permitirá la apertura de investigaciones y la asistencia a Jornadas, Talleres y Cursos que le permita al docente ampliar sus conocimientos. La política que aplica la institución para fortalecer los proyectos de investigación y de postgrado es la de dotar una infraestructura tecnológica para el investigador y desarrollar una base integral de conocimientos universitarios a través de un sistema integrado con los últimos avances tecnológicos y con la finalidad de estimular al personal a que se integren en la participación a nivel nacional y regional a los diferentes eventos científicos-tecnológicos.

EXTENSIÓN

Tiene como finalidad la integración en los diversos proyectos y actividades de extensión y producción incorporando a la institución con su entorno empresarial de nuestra región. Los proyectos tendrán como finalidad buscar los beneficios de producción así como la rentabilidad o el autofinanciamiento, permitiendo establecer que los proyectos presentados se dirijan a la colectividad y lograr la incorporación del docente, comunidad en general y a la institución.

POLÍTICA DE FINANCIAMIENTO

El Presupuesto de Ingresos del Instituto Universitario de Tecnología del Estado Portuguesa para el Año 2005 totaliza por la cantidad de **Bs. 18.478.916.223,00** desglosado de la siguiente manera:

LAS FUENTES DE FINANCIAMIENTO PARA EL AÑO 2005:	PROGRAMADO	Participación %
TRANSFERENCIAS CORRIENTES DEL NIVEL CENTRAL	18.164.909.567	98,30%
APORTE DE LA GOBERNACIÓN	17.250.000	0,09%
APORTE DE GOBIERNOS MUNICIPALES	5.756.656	0,03%
INGRESOS PROPIOS	111.000.000	0,60%
OTROS INGRESOS (COLOCACIONES BANCARIAS)	80.000.000	0,43%
DISMINUCIÓN EN CAJA Y BANCO	100.000.000	0,54%
Total	**18.478.916.223**	**100,00%**

No se imputa ingresos en Cuentas por Cobrar al Ejecutivo Nacional debido a que se estima que los recursos serán recibidos en las fechas establecidas en el cronograma de desembolsos.

Se observa que los recursos asignados por el Ejecutivo Nacional para el Año 2005 se incrementó a un 131,76% con respecto al presupuesto del Año 2004.

POLÍTICA PRESUPUESTARIA DEL GASTO

En función de la asignación de la cuota presupuestaria y de los recursos provenientes de las actividades propias y en atención a las prioridades, el presupuesto de gastos e ingresos del IUT Portuguesa, es por un monto de **Bs. 18.478.916.223,00** y su distribución por Programas y Partidas se indican de la siguiente manera:

Programas	Bolívares	Participación %
Formación de Técnicos Superiores Universitarios	18.188.211.223	98,43%
Investigación	213.255.000	1,15%
Extensión	77.450.000	0,42%
Total	**18.478.916.223**	**100,00%**

POLITICA DE GASTOS

LA DISTRIBUCIÓN DEL PRESUPUESTO 2005:

		PROGRAMADO	Participación %
4.01.00.00.00	GASTOS DE PERSONAL	13.545.163.022	73,30
4.02.00.00.00	MATERIALES Y SUMINISTROS	527.587.500	2,86
4.03.00.00.00	SERVICIOS NO PERSONALES	1.284.410.787	6,95
4.04.00.00.00	ACTIVOS REALES	204.115.475	1,10
4.06.00.00.00	SERV. DE LA DEUDA PUBLICA	550.017.830	2,98
4.07.00.00.00	TRANSFERENCIAS	2.367.621.609	12,81
	Total	18.478.916.223	100,00%

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR

La matrícula que se estima atender durante el ejercicio fiscal del año 2005 es de 8.138 alumnos de Pregrado y Postgrado, y se incluye beneficios socioeconómicos como son: Becas (Trabajo, Estudio, Residencia, Comedor,

Excelencia, Culturales y Deportivas), Ayudas Especiales y Eventuales, Servicios Médicos (Medicina General, Odontología, Ginecología, Psicología, Traumatología y Exámenes de Laboratorio), Pasantías, Medicinas y materiales médico-quirúrgicos, ayudas para la adquisición de lentes, prótesis, Servicio de Barbería, asistencia a los Juegos Nacionales y Viáticos para los Gastos de alimentación cuando se requiera la salida a las prácticas de campo en las carreras del Agro.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**18.378.916.223**
Transferencias Para Financiar Gastos Corrientes	18.187.916.223
Del Sector Público	18.187.916.223
Ingresos por Actividades Propias	111.000.000
Ingresos no Tributarios	111.000.000
Otros Ingresos Corrientes	80.000.000
Ingresos de la Propiedad	80.000.000
Recursos Financieros	**100.000.000**
Activos Financieros	100.000.000
Disminución de Caja y Bancos	100.000.000
TOTAL	**18.478.916.223**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**17.724.782.918**
Gastos de Consumo	15.357.161.309
Gastos de Personal	13.545.163.022
Materiales y Suministros	527.587.500
Servicios no Personales	1.284.410.787
Otros Gastos Corrientes	2.367.621.609
Transferencias	2.367.621.609
Transferencias Corrientes al Sector Privado	2.102.581.362
Otras Transferencias	265.040.247
Gastos de Capital	**204.115.475**
Activos Reales	204.115.475
Repuestos y Reparaciones Mayores	66.000.800
Adquisición de Maquinarias y Demás Equipos	25.001.100
Otros Activos Reales	113.113.575
Aplicaciones Financieras	**550.017.830**
Pasivos Financieros	550.017.830
Servicio de la Deuda Pública y Disminución de Otros Pasivos	550.017.830
Disminución de Cuentas y Efectos a Pagar	550.017.830
Total	**18.478.916.223**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	8.006
Matrícula de Postgrado	Alumno	132
Egresados de Pregrado	Egresado	1.041
Egresados de Postgrado	Egresado	47
Actividades de Investigación	Proyecto	5
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	39
Asistencia Socioeconómica al Estudiante	Becario	2.585

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**302**	**4.039.850.629**
Directivo	3	78.715.512
Profesional y Técnico	97	1.654.747.533
Administrativo	27	247.223.122
Docente	71	1.402.029.104
Obrero	104	657.135.358
Personal Fijo a Tiempo Parcial	**11**	**88.557.170**
Profesional y Técnico	4	39.230.018
Docente	7	49.327.152
Personal Contratado	**242**	**1.537.351.191**
Profesional y Técnico	5	57.423.228
Administrativo	15	77.654.280
Docente	218	1.386.038.580
Obrero	4	16.235.103
TOTAL	**555**	**5.665.758.990**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	2	7.413.792
II	321.236 - 371.235		
III	371.236 - 421.235	183	923.217.648
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235		
VII	571.236 - 621.235	1	7.212.672
VIII	621.236 - 671.235	16	126.311.856
IX	671.236 - 721.235		
X	721.236 - 771.235	13	115.438.752
XI	771.236 - 821.235		
XII	821.236 - 871.235	31	319.435.188
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	32	378.056.448
XVI	1.021.236 - 1.071.235	14	175.759.980
XVII	1.071.236 - MAS	155	2.939.542.193
	TOTAL	**447**	**4.992.388.529**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	4	16.235.103
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	51	294.202.301
VI	521.236 - 571.235	45	300.976.731
VII	571.236 - 621.235		
VIII	621.236 - 671.235	8	61.956.326
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**108**	**673.370.461**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**41**	**1.538.587.975**
Jubilado	37	1.453.919.614
Pensionado	4	84.668.361
Administrativo	**2**	**12.210.915**
Profesional y Técnico	1	9.877.950
Pensionado	1	9.877.950
Apoyo	1	2.332.965
Pensionado	1	2.332.965
Obrero	**11**	**93.664.342**
Jubilado	8	76.771.026
Pensionado	3	16.893.316
TOTAL	**54**	**1.644.463.232**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	13.545.163.022			**13.545.163.022**
4.02	477.050.000	22.787.500	27.750.000	**527.587.500**
4.03	1.231.403.287	38.307.500	14.700.000	**1.284.410.787**
4.04	204.115.475			**204.115.475**
4.06	550.017.830			**550.017.830**
4.07	2.180.461.609	152.160.000	35.000.000	**2.367.621.609**
TOTAL	**18.188.211.223**	**213.255.000**	**77.450.000**	**18.478.916.223**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	18.188.211.223
02	Investigación y Postgrado	213.255.000
03	Extensión y Producción	77.450.000
	TOTAL	**18.478.916.223**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	13.545.163.022
4.02	Materiales y Suministros	527.587.500
4.03	Servicios no Personales	1.284.410.787
4.04	Activos Reales	204.115.475
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	550.017.830
4.07	Transferencias	2.367.621.609
	TOTAL	**18.478.916.223**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.378.916.223**
Transferencias Para Financiar Gastos Corrientes	18.187.916.223
Del Sector Público	18.187.916.223
De la Administración Central	18.164.909.567
Recursos Ordinarios	17.494.624.404
Otras Fuentes de Financiamiento	670.285.163
De Gobiernos Estadales	17.250.000
De Gobiernos Municipales	5.756.656
Ingresos por Actividades Propias	111.000.000
Ingresos no Tributarios	111.000.000
Venta de Bienes y Servicios	111.000.000
Otros Ingresos Corrientes	80.000.000
Ingresos de la Propiedad	80.000.000
Intereses por Dinero en Depósitos	80.000.000
B. Gastos Corrientes	**17.724.782.918**
Gastos de Consumo	15.357.161.309
Gastos de Personal	13.545.163.022
Materiales y Suministros	527.587.500
Servicios no Personales	1.284.410.787
Otros Gastos Corrientes	2.367.621.609
Transferencias	2.367.621.609
Transferencias Corrientes al Sector Privado	2.102.581.362
Pensiones	90.075.804
Jubilaciones	928.132.139
Becas Universitarias en el País	268.115.606
Becas de Perfeccionamiento Profesional en el País	70.300.000
Subsidios a Organismos Laborales y Gremiales	119.702.524
Otras Transferencias	626.255.289
Otras Transferencias Corriente Diversas	265.040.247
Transferencias Corrientes Diversas	265.040.247
C. Resultado Económico : Ahorro/(Desahorro)	**654.133.305**
II. Cuenta Capital	
A. Recursos de Capital	**654.133.305**
Ahorro en la Cuenta Corriente	654.133.305
B. Gastos de Capital	**204.115.475**
Activos Reales	204.115.475
Repuestos y Reparaciones Mayores	66.000.800
Adquisición de Maquinarias y Demás Equipos	25.001.100
Otros Activos Reales	113.113.575
C. Resultado Financiero : Superávit / (Déficit)	**450.017.830**
III. Cuenta Financiera	
A. Recursos Financieros	**550.017.830**
Activos Financieros	100.000.000
Disminución de Caja y Bancos	100.000.000
Superávit Financiero	450.017.830
B. Aplicaciones Financieras	**550.017.830**
Pasivos Financieros	550.017.830
Servicio de la Deuda y Disminución de Otros Pasivos	550.017.830
Disminución de Cuentas y Efectos a Pagar	550.017.830

A0045
Instituto Universitario de Tecnología de Cumaná

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CUMANÁ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El presente instrumento constituye el resumen del Presupuesto de Ingresos y Gastos del Instituto Universitario de Tecnología de Cumaná correspondiente al ejercicio fiscal 2005, el cual se ajusta a las directrices emanadas tanto de la Oficina de Planificación del Sector Universitario (OPSU) como de la Oficina Nacional de Presupuesto (ONAPRE) en cuanto a la formulación de los presupuestos de los Institutos y Colegios Universitarios.

Este documento contempla la asignación de recursos financieros a las estrictas prioridades fundamentales que permitirán al Instituto Universitario de Tecnología Cumaná desarrollar, durante el próximo ejercicio fiscal, las actividades de Docencia, Investigación, Extensión, Post-Grado y Producción en las sedes Cumaná y Cariaco, en el Estado Sucre y, Punta Mata, en el Municipio Ezequiel Zamora del Estado Monagas.

El Presupuesto del Instituto Universitario de Tecnología de Cumaná alcanza a Bs. 22.582.524.042 monto que se detalla a continuación:

POLÍTICA DE FINANCIAMIENTO Y DE GASTOS

FUENTE DE FINANCIAMIENTO	MONTO EN BOLÍVARES
Aporte del Ejecutivo Nacional	21.265.399.141
Ingresos Propios (Aranceles, Matrícula y Otros)	14.000.000
Colocaciones Bancarias	8.000.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.125.000
Disminución de Caja y Banco	1.275.999.901
TOTAL	22.582.524.042

Con el Aporte del Ejecutivo Nacional se garantizan, además del gasto de personal, así como las necesidades básicas y elementales requeridas para el desarrollo de las actividades académico-administrativas. El resto de los recursos financian parte de las inversiones y cancelación de compromisos debidamente adquiridos durante el ejercicio fiscal 2004.

GASTOS DE PERSONAL

El financiamiento para la cancelación de los beneficios del personal activo; así como también, las incidencias del personal pasivo y la proyección de nuevos cargos, ascensos y actualización de la estructura de cargos se debe:

A nivel del Personal Docente.

- Se prevé la apertura de concursos de oposición, en su mayoría para cargos de Instructor a Tiempo Completo; lo cual permite la reasignación de la carga académica, ajustándose de igual manera, el número de Personal Contratado y restringiéndose el número de nuevos ingresos en este sector.

- Se proyectó el beneficio de cesta ticket y demás beneficios contractuales.

A nivel del Personal Administrativo.

- Se proyectan 19 jubilaciones, al personal que actualmente se encuentra desincorporado mediante Providencias Administrativas.

- Se proyectaron las incidencias derivadas de la aprobación de la II Convención Colectiva de Condiciones de Trabajo entre FETRAESUV-MES.

A nivel del Personal Obrero.

- Producto del incremento de la matrícula estudiantil, crecimiento de la planta física, de las jubilaciones y pensiones otorgadas al personal obrero en los últimos dos años y, las que se prevén para el 2005, se hace estrictamente necesario incrementar el número de obreros contratados.

- Se proyectó el beneficio de cesta ticket y demás beneficios contractuales.

ASISTENCIA INTEGRAL AL ESTUDIANTE

Con la finalidad de procurar un ambiente armónico y de desarrollo profesional; de los recursos asignados, se prevé lo necesario para la continuidad y permanencia de los diferentes beneficios estudiantiles, expresados en el Plan Operativo Anual 2005; como son: atención médica, dotación parcial de medicamentos, servicio de comedor estudiantil, transporte, servicio de fotocopiado, pasantías, becas, ayudantías, preparadurías y asistencia a intercambios deportivos.

SERVICIOS BÁSICOS Y GASTOS EN GENERAL

La asignación de recursos financieros en esta partida permite atender bajo estrictas medidas de control y uso racional la demanda de los servicios de electricidad, teléfonos, comunicaciones, reproducción, computación, vigilancia; entre otros, de las tres sedes del IUT-Cumaná.

DOTACIÓN, MANTENIMIENTO Y FORTALECIMIENTO DE PLANTA FÍSICA Y BIENES

Con los escasos recursos, asignados para la compra de materiales, suministros y adquisición de activos reales se aspira cubrir las estrictas necesidades que se desprenden del proceso académico-administrativo orientadas hacia el buen desarrollo de los objetivos institucionales; como por ejemplo: materiales y suministros para oficinas, materiales de educación, enseñanza, eléctricos, sustancias químicas e industriales.

ACTIVIDADES DE INVESTIGACIÓN, POSTGRADO, EXTENSIÓN Y PRODUCCIÓN

Los recursos presupuestarios asignados a estos dos programas servirán para procurar el financiamiento en la asistencia a eventos, congresos y jornadas de investigación; así como también, facilitar intercambios culturales entre la institución y la comunidad, a través, de las actividades culturales y la prestación de asesorías y servicios técnicos.

POLÍTICA DE COBERTURA

En relación con la matricula estudiantil, cabe destacar que se proyecta para el año 2005 un incremento de 843 estudiantes, elevando de esta manera la matrícula estudiantil a 3.325 estudiantes; e igualmente graduar, aproximadamente 101 Técnicos Superiores Universitarios, con la más alta calidad académica, de manera que puedan satisfacer la demanda laboral.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**21.287.399.141**
Transferencias Para Financiar Gastos Corrientes	21.265.399.141
Del Sector Público	21.265.399.141
Ingresos por Actividades Propias	14.000.000
Ingresos no Tributarios	14.000.000
Otros Ingresos Corrientes	8.000.000
Ingresos de la Propiedad	8.000.000
Recursos de Capital	**19.125.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.125.000
Recursos Financieros	**1.275.999.901**
Activos Financieros	1.275.999.901
Disminución de Caja y Bancos	1.275.999.901
TOTAL	**22.582.524.042**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**20.489.830.510**
Gastos de Consumo	16.328.515.427
Gastos de Personal	13.239.564.888
Materiales y Suministros	707.902.583
Servicios no Personales	2.361.922.956
Otros Gastos de Instituciones Descentralizadas	19.125.000
Depreciación y Amortización	19.125.000
Otros Gastos Corrientes	4.161.315.083
Transferencias	4.161.315.083
Transferencias Corrientes al Sector Privado	4.161.315.083
Gastos de Capital	**212.500.000**
Activos Reales	208.500.000
Repuestos y Reparaciones Mayores	13.000.000
Adquisición de Maquinarias y Demás Equipos	177.500.000
Otros Activos Reales	18.000.000
Activos Intangibles	4.000.000
Aplicaciones Financieras	**1.880.193.532**
Pasivos Financieros	1.880.193.532
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.880.193.532
Disminución de Cuentas y Efectos a Pagar	1.880.193.532
Total	**22.582.524.042**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	3.325
Matrícula de Postgrado	Alumno	120
Egresados de Pregrado	Egresado	101
Egresados de Postgrado	Egresado	40
Actividades de Investigación	Proyecto	3
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	7
Asistencia Socioeconómica al Estudiante	Becario	2.100

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**389**	**4.882.830.216**
Directivo	3	120.037.585
Profesional y Técnico	57	925.564.030
Administrativo	61	475.525.943
Docente	193	2.800.722.400
Obrero	75	560.980.258
Personal Fijo a Tiempo Parcial	**10**	**56.997.389**
Profesional y Técnico	3	25.777.433
Administrativo	1	4.746.180
Docente	6	26.473.776
Personal Contratado	**44**	**322.200.228**
Profesional y Técnico	1	10.575.828
Administrativo	2	10.025.520
Docente	25	229.695.180
Obrero	16	71.903.700
TOTAL	**443**	**5.262.027.833**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	6	26.473.776
III	371.236 - 421.235	8	39.736.000
IV	421.236 - 471.235		
V	471.236 - 521.235	53	305.813.188
VI	521.236 - 571.235	3	19.712.716
VII	571.236 - 621.235	32	237.664.074
VIII	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235	3	26.865.005
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235	49	518.880.470
XIV	921.236 - 971.235	21	242.773.613
XV	971.236 - 1.021.235	14	170.246.464
XVI	1.021.236 - 1.071.235	61	778.730.432
XVII	1.071.236 - MAS	102	2.262.248.137
	TOTAL	**352**	**4.629.143.875**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	4	17.611.900
III	371.236 - 421.235	12	54.291.800
IV	421.236 - 471.235		
V	471.236 - 521.235	50	306.267.050
VI	521.236 - 571.235		
VII	571.236 - 621.235		
VIII	621.236 - 671.235	8	62.844.881
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235	17	191.868.327
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**91**	**632.883.958**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**63**	**3.138.387.364**
Jubilado	59	2.954.504.847
Pensionado	4	183.882.517
Administrativo	**19**	**465.043.163**
Profesional y Técnico	11	328.953.805
Jubilado	11	328.953.805
Apoyo	8	136.089.358
Jubilado	8	136.089.358
Obrero	**35**	**375.620.363**
Jubilado	32	338.337.311
Pensionado	3	37.283.052
TOTAL	**117**	**3.979.050.890**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	13.226.108.735	13.456.153		**13.239.564.888**
4.02	662.902.583	17.000.000	28.000.000	**707.902.583**
4.03	2.322.622.956	19.500.000	19.800.000	**2.361.922.956**
4.04	192.000.000	16.500.000	4.000.000	**212.500.000**
4.06	1.880.193.532			**1.880.193.532**
4.07	4.156.315.083		5.000.000	**4.161.315.083**
4.08	19.125.000			**19.125.000**
TOTAL	**22.459.267.889**	**66.456.153**	**56.800.000**	**22.582.524.042**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	22.459.267.889
02	Investigación y Postgrado	66.456.153
03	Extensión y Producción	56.800.000
	TOTAL	**22.582.524.042**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	13.239.564.888
4.02	Materiales y Suministros	707.902.583
4.03	Servicios no Personales	2.361.922.956
4.04	Activos Reales	212.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.880.193.532
4.07	Transferencias	4.161.315.083
4.08	Otros Gastos de Instituciones Descentralizadas	19.125.000
	TOTAL	**22.582.524.042**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**21.287.399.141**
Transferencias Para Financiar Gastos Corrientes	21.265.399.141
Del Sector Público	21.265.399.141
De la Administración Central	21.265.399.141
Recursos Ordinarios	20.480.705.913
Otras Fuentes de Financiamiento	784.693.228
Ingresos por Actividades Propias	14.000.000
Ingresos no Tributarios	14.000.000
Venta de Bienes y Servicios	14.000.000
Otros Ingresos Corrientes	8.000.000
Ingresos de la Propiedad	8.000.000
Intereses por Dinero en Depósitos	8.000.000
B. Gastos Corrientes	**20.489.830.510**
Gastos de Consumo	16.328.515.427
Gastos de Personal	13.239.564.888
Materiales y Suministros	707.902.583
Servicios no Personales	2.361.922.956
Otros Gastos de Instituciones Descentralizadas	19.125.000
Depreciación y Amortización	19.125.000
Otros Gastos Corrientes	4.161.315.083
Transferencias	4.161.315.083
Transferencias Corrientes al Sector Privado	4.161.315.083
Pensiones	142.230.660
Asistencia Social Personal Pensionado	78.934.909
Asistencia Social Personal Jubilado	1.426.938.129
Jubilaciones	2.322.387.192
Transferencias Corrientes Diversas	190.824.193
C. Resultado Económico: Ahorro/(Desahorro)	**797.568.631**
II. Cuenta Capital	
A. Recursos de Capital	**816.693.631**
Ahorro en la Cuenta Corriente	797.568.631
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	19.125.000
B. Gastos de Capital	**212.500.000**
Activos Reales	208.500.000
Repuestos y Reparaciones Mayores	13.000.000
Adquisición de Maquinarias y Demás Equipos	177.500.000
Otros Activos Reales	18.000.000
Activos Intangibles	4.000.000
C. Resultado Financiero: Superávit / (Déficit)	**604.193.631**
III. Cuenta Financiera	
A. Recursos Financieros	**1.880.193.532**
Activos Financieros	1.275.999.901
Disminución de Cajas y Bancos	1.275.999.901
Superávit Financiero	604.193.631
B. Aplicaciones Financieras	**1.880.193.532**
Pasivos Financieros	1.880.193.532
Servicio de la Deuda y Disminución de Otros Pasivos	1.880.193.532
Disminución de Cuentas y Efectos a Pagar	1.880.193.532

A0048

Instituto Universitario de Tecnología del Oeste
"Mariscal Sucre"

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL OESTE "MARISCAL SUCRE"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La política presupuestaria del Instituto Universitario de Tecnología del Oeste Mariscal Sucre, está orientada a cumplir con las disposiciones legales, atendiendo los requerimientos exigidos por la Oficina Nacional de Presupuesto (ONAPRE). En este marco referencial; se hace obligante señalar, que se realizaron grandes esfuerzos en la formulación de un Plan Operativo que involucró la participación de todos los sectores del Instituto, el cual fue producto de un profundo trabajo de evaluación Institucional, donde se plantearon un conjunto de proyectos estratégicos y prioritarios que recogen las demandas de crecimiento y operatividad del Instituto.

Para el presupuesto 2005 se contemplan los siguientes gastos:

- Recurrencia total de los gastos de personal activo y pasivo en su componente de sueldos, salarios, primas y compensaciones, se prevé la contratación de aproximadamente treinta (30) nuevos profesores que serán requeridos para aumentar la carga académica que se genera por la creación de tres (3) nuevas carreras: Mantenimiento de Electromecánico en Instalaciones Ferroviarias, Mantenimiento de Material Rodante Ferroviarios y Mantenimiento Automotriz.
- Así mismo se prevé el crecimiento natural de recursos humanos asignados para garantizar la recurrencia de los Reglamentos y Disposiciones vigentes sobre ascensos, clasificación y compensación de personal.
- Recurrencia del cien (100 %) del Bono Vacacional cancelado sobre la base de ochenta (80) días con las formas acordadas en las normas de homologación 2002-2003 y la totalidad del Bono de fin de año, sobre la base de ochenta (80) días para personal docente y obrero.
- Cálculo de sesenta (60) días para el Bono Vacacional y noventa (90) días de Bono de Fin de Año para el personal administrativo.
- Garantizar el pago del aumento de sueldos del 22,5 % para el personal administrativo
- Garantizar el pago de cincuenta (50) días de Bono Especial para el personal administrativo.
- Garantizar el pago del 8,5 % para el personal docente de los intereses de las prestaciones sociales y del fideicomiso del personal administrativo y obrero.
- Garantizar los recursos del pago del Bono de Alimentación para el personal docente Tiempo Completo y Dedicación Exclusiva.
- Garantizar los recursos para la cancelación de la prima por hijos y el incremento de la prima de antigüedad del personal administrativo.
- Recurrencia de los aportes gremiales federativos a lo últimos niveles del 2004:
    - Previsión Social 5 %
    - Aumento de Prestaciones Sociales 2,5 %
    - H.C.M. 1,5 %
    - Contingencia Medica 1 %
- Garantizar el pago del Bono Doctor al personal docente.
- Recurrencia de los aportes patronales (Caja de Ahorro 10 %, Fondo de Jubilaciones y Pensiones 4 % y Ley de Política Habitacional 2 %).

Consideración para prever los gastos del crecimiento natural del 2005 por ajustes, por ascensos, reclasificaciones, promociones y variaciones por concepto de primas por antigüedad profesional, técnica e hijos etc.

No obstante, a la proyección de los recursos humanos está previsto la intervención objetiva para desarrollar proyectos de orden prioritarios tales como:

- La puesta en ejecución de tres (3) nuevas carreras del área tecnológica que están siendo altamente demandados por el sector empresarial.
- Ampliación y actualización de la Biblioteca.
- Fortalecimiento del Programa 02 "Investigación y Postgrado" para garantizar el mejor desempeño docente.
- Mejoramiento de los procesos de Admisión, Control de Estudios, Evaluación y Grado.
- Fortalecimiento tecnológico de las carreras de Mecánica, Eléctrica y Vía Férreas.
- Automatización del área administrativa acorde con las exigencias del momento.

Bajo estos criterios señalados la distribución de los recursos se realizó de la manera más objetiva posible bajo el modelo de intervención en los proyectos fundamentales para poder sostener el crecimiento del cincuenta (50 %) de matricula estudiantil que se ha generado en los últimos dos (2) años.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**11.261.021.396**
Transferencias Para Financiar Gastos Corrientes	10.800.889.296
Del Sector Público	10.800.889.296
Ingresos por Actividades Propias	110.132.100
Ingresos no Tributarios	110.132.100
Otros Ingresos Corrientes	350.000.000
Ingresos de la Propiedad	350.000.000
Recursos Financieros	**3.447.126.205**
Activos Financieros	3.447.126.205
Disminución de Caja y Bancos	3.447.126.205
TOTAL	**14.708.147.601**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**11.145.129.871**
Gastos de Consumo	10.471.668.173
Gastos de Personal	9.147.229.817
Materiales y Suministros	221.767.000
Servicios no Personales	1.102.671.356
Otros Gastos Corrientes	673.461.698
Transferencias	673.461.698
Transferencias Corrientes al Sector Privado	657.936.698
Transferencias Corrientes al Sector Público	15.525.000
Gastos de Capital	**3.074.693.000**
Activos Reales	2.845.193.000
Adquisición de Maquinarias y Demás Equipos	157.300.000
Obras de Infraestructuras - Estudios y Proyectos	507.893.000
Otros Activos Reales	2.180.000.000
Activos Intangibles	229.500.000
Aplicaciones Financieras	**488.324.730**
Pasivos Financieros	488.324.730
Servicio de la Deuda Pública y Disminución de Otros Pasivos	488.324.730
Disminución de Cuentas y Efectos a Pagar	488.324.730
Total	**14.708.147.601**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	3.993
Egresados de Pregrado	Egresado	460
Actividades de Investigación	Proyecto	4
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	2
Asistencia Socioeconómica al Estudiante	Becario	349

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**242**	**3.335.386.512**
Directivo	3	84.956.112
Profesional y Técnico	42	636.433.960
Administrativo	32	255.585.927
Docente	132	2.163.874.321
Obrero	33	194.536.192
Personal Fijo a Tiempo Parcial	**13**	**55.809.528**
Docente	13	55.809.528
Personal Contratado	**83**	**548.359.252**
Profesional y Técnico	6	61.629.097
Administrativo	3	13.908.339
Docente	63	423.742.920
Obrero	11	49.078.896
TOTAL	**338**	**3.939.555.292**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	4	14.234.400
II	321.236 - 371.235	14	56.328.288
III	371.236 - 421.235	2	9.557.263
IV	421.236 - 471.235	38	203.151.632
V	471.236 - 521.235		
VI	521.236 - 571.235	16	104.821.584
VII	571.236 - 621.235	2	14.827.584
VIII	621.236 - 671.235	10	79.068.778
IX	671.236 - 721.235	1	8.057.761
X	721.236 - 771.235	8	71.654.036
XI	771.236 - 821.235	8	75.085.460
XII	821.236 - 871.235	6	60.189.668
XIII	871.236 - 921.235	22	235.335.684
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235	40	476.691.720
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS	123	2.286.936.346
	TOTAL	**294**	**3.695.940.204**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	5	20.296.104
III	371.236 - 421.235	6	28.782.792
IV	421.236 - 471.235	18	93.898.702
V	471.236 - 521.235	8	48.504.568
VI	521.236 - 571.235		
VII	571.236 - 621.235	2	13.786.752
VIII	621.236 - 671.235	4	30.111.015
IX	671.236 - 721.235	1	8.235.155
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**44**	**243.615.088**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**6**	**226.736.698**
Jubilado	5	218.517.035
Pensionado	1	8.219.663
TOTAL	**6**	**226.736.698**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	9.147.229.817			**9.147.229.817**
4.02	196.667.000	14.900.000	10.200.000	**221.767.000**
4.03	1.092.971.356		9.700.000	**1.102.671.356**
4.04	3.060.393.000	10.000.000	4.300.000	**3.074.693.000**
4.06	488.324.730			**488.324.730**
4.07	623.061.698	44.600.000	5.800.000	**673.461.698**
TOTAL	**14.608.647.601**	**69.500.000**	**30.000.000**	**14.708.147.601**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	14.608.647.601
02	Investigación y Postgrado	69.500.000
03	Extensión y Producción	30.000.000
	TOTAL	**14.708.147.601**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	9.147.229.817
4.02	Materiales y Suministros	221.767.000
4.03	Servicios no Personales	1.102.671.356
4.04	Activos Reales	3.074.693.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	488.324.730
4.07	Transferencias	673.461.698
	TOTAL	**14.708.147.601**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.261.021.396**
Transferencias Para Financiar Gastos Corrientes	10.800.889.296
Del Sector Público	10.800.889.296
De la Administración Central	10.800.889.296
Recursos Ordinarios	10.402.336.481
Otras Fuentes de Financiamiento	398.552.815
Ingresos por Actividades Propias	110.132.100
Ingresos no Tributarios	110.132.100
Venta de Bienes y Servicios	110.132.100
Otros Ingresos Corrientes	350.000.000
Ingresos de la Propiedad	350.000.000
Intereses por Dinero en Depósitos	350.000.000
B. Gastos Corrientes	**11.145.129.871**
Gastos de Consumo	10.471.668.173
Gastos de Personal	9.147.229.817
Materiales y Suministros	221.767.000
Servicios no Personales	1.102.671.356
Otros Gastos Corrientes	673.461.698
Transferencias	673.461.698

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
Transferencias Corrientes al Sector Privado	657.936.698
Jubilaciones	135.025.632
Becas Universitarias en el País	356.000.000
Becas de Perfeccionamiento Profesional en el País	44.600.000
Subsidios a Organismos Laborales y Gremiales	14.800.000
Otras Transferencias Corrientes Internas al Sector Privado	107.511.066
Transferencias Corrientes al Sector Público	15.525.000
Transferencias Corrientes a Instituciones de Seguridad Social	15.525.000
C. Resultado Económico : Ahorro/(Desahorro)	**115.891.525**
II. Cuenta Capital	
A. Recursos de Capital	**115.891.525**
Ahorro en la Cuenta Corriente	115.891.525
B. Gastos de Capital	**3.074.693.000**
Activos Reales	2.845.193.000
Adquisición de Maquinarias y Demás Equipos	157.300.000
Obras de Infraestructura	507.893.000
Otros Activos Reales	2.180.000.000
Activos Intangibles	229.500.000
C. Resultado Financiero : Superávit / (Déficit)	**(2.958.801.475)**
III. Cuenta Financiera	
A. Recursos Financieros	**3.447.126.205**
Activos Financieros	3.447.126.205
Disminución de Caja y Bancos	3.447.126.205
B. Aplicaciones Financieras	**3.447.126.205**
Pasivos Financieros	488.324.730
Servicio de la Deuda y Disminución de Otros Pasivos	488.324.730
Disminución de Cuentas y Efectos a Pagar	488.324.730
Déficit Financiero	2.958.801.475

A0053
Instituto Universitario de Tecnología Dr. Delfín
Mendoza, Tucupita

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DR. DELFÍN MENDOZA, TUCUPITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología "Dr. Delfín Mendoza" de Tucupita, se plantea una política presupuestaria acorde a las disposiciones legales vigentes para el período 2005 y en concordancia con las orientaciones generales para la Formulación del Presupuesto según los lineamientos impartidos por la Oficina Nacional de Presupuesto, el Consejo Nacional de Universidades y la Oficina de Planificación del Sector Universitario.

La Misión de la institución es la formación de técnicos universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región oriental en particular, a través de las actividades de investigación, extensión y producción. Su Visión está enmarcada en que todos sus miembros interactúen en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia académica, la efectividad y el compromiso con la sociedad.

Su finalidad en el campo de la docencia es ampliar y consolidar la formación y oferta de profesionales acorde con los avances del conocimiento y de la tecnología, además de la reorganización de los mercados de trabajo, a fin de formar recursos humanos emprendedores y flexibles para ubicarse en el campo de trabajo.

Entre sus objetivos se pueden mencionar: Formar profesionales universitarios en carreras técnicas que contribuyan con el desarrollo científico y tecnológico, tanto de la región como del país; servir como centro de estudio e investigación, en función de las necesidades tecnológicas del desarrollo regional y nacional; desarrollar programas de investigación y extensión orientados a elevar el nivel cultural, científico y social de la región; desarrollar programas académicos y administrativos que asignen un óptimo rendimiento de utilización de los recursos disponibles y, promover en los alumnos una conciencia cívica acorde con la responsabilidad del rol que han de desempeñar en la sociedad.

El Presupuesto como instrumento de planificación y coordinación de las acciones institucionales a ejecutar el próximo año, está orientado a la búsqueda de una mayor productividad en la gestión, investigación, extensión y desarrollo. La institución en búsqueda de contribuir con el desarrollo educativo a nivel superior de la población deltana y del país en general, ofrece las carreras de:

- Tecnología Agropecuaria
  - Producción Vegetal y Producción Animal
- Administración
  - Fiscal y Tributaria, Contaduría, Empresas y Recursos Humanos
- Educación
  - Física y Deportes, Integral y Preescolar
- Construcción Civil
- Enfermería
- Turismo

En la actualidad el I.U.T. "Dr. Delfín Mendoza" tiene un Programa ubicado en el Municipio Libertador del Estado Monagas, con una matrícula de 543 alumnos, en las carreras de Administración mención: Fiscal y Tributaria, y Contaduría; Turismo; Tecnología Agropecuaria y, Educación mención: Física y Deportes e Integral.

El instituto Universitario de Tecnología "Dr. Delfín Mendoza" , para el año 2005 tiene una matrícula aproximada de 6.713 alumnos, provenientes de las distintas ciudades de Venezuela y ofrece los Servicios Estudiantiles de Comedor, Transporte, Biblioteca, Servicios Médico-Odontológicos, Ayudantías y orientación.

En la etapa actual que vive el proceso educativo venezolano se hace necesario que las instituciones de Educación Superior adopten programas que permitan transformar los modelos tradicionales, para garantizar los cambios más efectivos, ofreciendo una preparación de óptima calidad en sus estudiantes y unos docentes comprometidos con la excelencia académica y con las necesidades de desarrollo tecnológico del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Ingresos Corrientes	**14.407.307.853**
Transferencias Para Financiar Gastos Corrientes	14.322.307.853
Del Sector Público	14.322.307.853
Ingresos por Actividades Propias	82.500.000
Ingresos no Tributarios	82.500.000
Otros Ingresos Corrientes	2.500.000
Ingresos de la Propiedad	2.500.000
Recursos Financieros	**50.250.000**
Activos Financieros	50.250.000
Disminución de Caja y Bancos	50.250.000
TOTAL	**14.457.557.853**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2005
Gastos Corrientes	**13.804.393.802**
Gastos de Consumo	13.377.250.443
Gastos de Personal	12.091.280.530
Materiales y Suministros	278.985.377
Servicios no Personales	1.006.984.536
Otros Gastos Corrientes	427.143.359
Transferencias	427.143.359
Transferencias Corrientes al Sector Privado	405.591.076
Otras Transferencias	21.552.283
Gastos de Capital	**262.749.145**
Activos Reales	261.249.145
Repuestos y Reparaciones Mayores	32.500.000
Adquisición de Maquinarias y Demás Equipos	75.750.000
Otros Activos Reales	152.999.145
Activos Intangibles	1.500.000
Aplicaciones Financieras	**390.414.906**
Pasivos Financieros	390.414.906
Servicio de la Deuda Pública y Disminución de Otros Pasivos	390.414.906
Disminución de Cuentas y Efectos a Pagar	390.414.906
Total	**14.457.557.853**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
Matrícula de Pregrado	Alumno	6.713
Egresados de Pregrado	Egresado	1.043
Actividades de Investigación	Proyecto	6
Actividades de Extensión	Curso, Taller, Seminario y/o Charla	5
Asistencia Socioeconómica al Estudiante	Becario	5.633

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
Personal Fijo a Tiempo Completo	**337**	**4.292.720.734**
Directivo	3	98.619.120
Profesional y Técnico	79	1.274.778.700
Administrativo	51	426.476.979
Docente	76	1.637.440.896
Obrero	128	855.405.039
Personal Fijo a Tiempo Parcial	**26**	**171.003.368**
Profesional y Técnico	1	8.513.434
Docente	22	133.996.320
Médico	3	28.493.614
Personal Contratado	**133**	**712.958.885**
Profesional y Técnico	5	68.736.964
Administrativo	3	18.991.510
Docente	124	620.244.960
Obrero	1	4.985.451
TOTAL	**496**	**5.176.682.987**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	13	44.472.288
II	321.236 - 371.235	2	8.510.976
III	371.236 - 421.235	92	418.910.592
IV	421.236 - 471.235	24	128.951.712
V	471.236 - 521.235		
VI	521.236 - 571.235	3	18.991.510
VII	571.236 - 621.235	6	43.573.536
VIII	621.236 - 671.235		
IX	671.236 - 721.235	35	283.148.112
X	721.236 - 771.235	20	175.452.413
XI	771.236 - 821.235	2	18.578.544
XII	821.236 - 871.235	1	9.915.070
XIII	871.236 - 921.235	5	54.223.776
XIV	921.236 - 971.235	3	33.222.876
XV	971.236 - 1.021.235	6	71.860.556
XVI	1.021.236 - 1.071.235	3	37.917.828
XVII	1.071.236 - MAS	152	2.968.562.708
	TOTAL	**367**	**4.316.292.497**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	1	4.985.451
IV	421.236 - 471.235	26	145.487.664
V	471.236 - 521.235	8	46.994.379
VI	521.236 - 571.235	52	344.764.842
VII	571.236 - 621.235	21	150.546.468
VIII	621.236 - 671.235	8	61.614.023
IX	671.236 - 721.235	13	105.997.663
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
XIII	871.236 - 921.235		
XIV	921.236 - 971.235		
XV	971.236 - 1.021.235		
XVI	1.021.236 - 1.071.235		
XVII	1.071.236 - MAS		
	TOTAL	**129**	**860.390.490**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
Docente	**4**	**79.953.599**
Jubilado	2	46.555.031
Pensionado	2	33.398.568
Obrero	**1**	**11.863.724**
Jubilado	1	11.863.724
TOTAL	**5**	**91.817.323**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS POR PARTIDAS

Código	01	02	03	TOTAL
4.01	12.091.280.530			**12.091.280.530**
4.02	240.485.377	13.020.000	25.480.000	**278.985.377**
4.03	1.006.984.536			**1.006.984.536**
4.04	248.249.145	5.700.000	8.800.000	**262.749.145**
4.06	390.414.906			**390.414.906**
4.07	401.943.359		25.200.000	**427.143.359**
TOTAL	**14.379.357.853**	**18.720.000**	**59.480.000**	**14.457.557.853**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	14.379.357.853
02	Investigación y Postgrado	18.720.000
03	Extensión y Producción	59.480.000
	TOTAL	**14.457.557.853**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2005
4.01	Gastos de Personal	12.091.280.530
4.02	Materiales y Suministros	278.985.377
4.03	Servicios no Personales	1.006.984.536
4.04	Activos Reales	262.749.145
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	390.414.906
4.07	Transferencias	427.143.359
	TOTAL	**14.457.557.853**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2005
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.407.307.853**
Transferencias Para Financiar Gastos Corrientes	14.322.307.853
Del Sector Público	14.322.307.853
De la Administración Central	14.266.807.853
Recursos Ordinarios	13.740.362.643
Otras Fuentes de Financiamiento	526.445.210
De Gobiernos Estadales	55.500.000
Ingresos por Actividades Propias	82.500.000
Ingresos no Tributarios	82.500.000
Venta de Bienes y Servicios	82.500.000
Otros Ingresos Corrientes	2.500.000
Ingresos de la Propiedad	2.500.000
Intereses por Dinero en Depósitos	2.500.000
B. Gastos Corrientes	**13.804.393.802**
Gastos de Consumo	13.377.250.443
Gastos de Personal	12.091.280.530
Materiales y Suministros	278.985.377
Servicios no Personales	1.006.984.536
Otros Gastos Corrientes	427.143.359

IENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
ı Bolívares)

Denominación	Presupuesto 2005
Transferencias	427.143.359
Transferencias Corrientes al Sector Privado	405.591.076
Pensiones	33.398.568
Jubilaciones	36.866.472
Becas Universitarias en el País	43.200.000
Becas de Perfeccionamiento Profesional en el País	21.476.850
Donaciones	270.649.186
Otras Transferencias Corriente Diversas	21.552.283
Asistencia Socioeconómica al Personal Jubilado	21.552.283
C. Resultado Económico : Ahorro/(Desahorro)	**602.914.051**
uenta Capital	
A. Recursos de Capital	**602.914.051**
Ahorro en la Cuenta Corriente	602.914.051
B. Gastos de Capital	**262.749.145**
Activos Reales	261.249.145
Repuestos y Reparaciones Mayores	32.500.000
Adquisición de Maquinarias y Demás Equipos	75.750.000
Otros Activos Reales	152.999.145
Activos Intangibles	1.500.000
C. Resultado Financiero : Superávit / (Déficit)	**340.164.906**
uenta Financiera	
A. Recursos Financieros	**390.414.906**
Activos Financieros	50.250.000
Disminución de Cajas y Bancos	50.250.000
Superávit Financiero	340.164.906
B. Aplicaciones Financieras	**390.414.906**
Pasivos Financieros	390.414.906
Servicio de la Deuda y Disminución de Otros Pasivos	390.414.906
Disminución de Cuentas y Efectos a Pagar	390.414.906

A0058
Instituto Universitario de Barlovento

·TITUTO UNIVERSITARIO DE BARLOVENTO

TICA PRESUPUESTARIA PARA EL AÑO 2005

Al Instituto Universitario de Barlovento (IUB), le corresponde liderizar la orientación de desarrollo armónico ɜntable de la zona barloventeña, a través de la creación y difusión de la ciencia y la cultura, en concordancia ɜl sector productivo y la comunidad civil organizada, así como el diseño, formulación, ejecución y evaluación ɜs estrategias que respondan al aprovechamiento eficiente de los recursos disponibles, contribuyendo a rar las condiciones de vida de la sociedad en general.

En concordancia con la visión holística del desarrollo endógeno sustentable que actualmente promueve el ɜrno a través de sus planes y políticas de desarrollo económico y social, de allí que ésta institución se dedica a ar Técnicos Superiores Universitarios en las Carreras de Administración de Empresas, Mercadeo Agrícola, mática, Construcción Civil y Tecnología de Producción Agroalimentaria, carreras dirigidas a aumentar la uctividad del sector de servicios, construcción, agropecuario e industrial de la región.

Para ello su principal objetivo en el año 2005 es: consolidarse como una institución promotora en la :epción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones nundo contemporáneo.

Considerando las directrices estratégicas, le permitirán el logro del objetivo planeado a largo plazo, en el ɔo de las políticas académicas, en los programas direccionales y proyectos estratégicos contenidos en el Plan)esarrollo Institucional, los cuales expresan a continuación el propósito y los proyectos pertinentes a cada ión básica.

MACIÓN DE TÉCNICOS SUPERIORES

Su propósito es ampliar el espectro de la formación y oferta de profesionales, en concordancia con la ·lución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos ·rendedores y flexibles para insertarse en el mercado de trabajo.

: programa contiene los siguientes proyectos:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

Para el logro de los objetivos de estos proyectos, el Instituto atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores, integración de estudios de Pregrado y Postgrado con otras Instituciones de Educación Superior.

ΞSTIGACIÓN Y POSTGRADO.

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de ocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la ɜnsión.

Entre los proyectos se encuentran:

Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado, generación, gestión y transferencia de conocimientos y tecnología competitiva de área de investigación competitiva, sistema integrador postgrado-investigación, dotación de la infraestructura tecnológica para la investigación y desarrollo de una base integral de conocimiento universitario.

ȝeguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, :apacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información ;obre la investigación, reconocer y estimular la labor investigativa apoyar la producción de revistas :ientíficas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y la)articipación en eventos científicos.

ΙÓN Y PRODUCCIÓN

propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de ər la corresponsabilidad institución-sociedad.

tre sus proyectos están los siguientes:

Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad.

Focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad de la institución, para la relación institución-sector productivo.

:A DE FINANCIAMIENTO

financiamiento del presupuesto de gastos del año 2005 del IUB, esta compuesto por los aportes del ′o Nacional, los ingresos por actividades propias, el saldo inicial de caja proveniente del año 2004 y los s por intereses de dinero en depósito.

:A DE GASTOS

s gastos a ejecutarse durante el año 2005 van dirigidos a cubrir pagos de personal, adquisición de les, suministros y diversos servicios, así como para la ejecución de inversiones necesarias para afianzar el amiento de esta institución que se encuentra en etapa de formación y crecimiento.

:A DE COBERTURA

Instituto Universitario de Barlovento (IUB), estima atender una matrícula de 2.370 alumnos para el año ırindándoles además de la calidad académica requerida, beneficios sociales que permitan a los estudiantes ɜsos recursos acceder a una educación superior digna, aunado a esto esta institución cumplirá una función ɔora entre los miembros de la comunidad a través de diversos programas y actividades de ayuda a las dades para su organización, asesorándolos de forma práctica y técnica para facilitar el alcance de sus

CAPITULO I

.SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS Bolívares)

Denominación	Presupuesto 2005
os Corrientes	**8.438.481.859**
nsferencias Para Financiar Gastos Corrientes	8.384.098.840
Del Sector Público	8.384.098.840
resos por Actividades Propias	14.383.019
Ingresos no Tributarios	14.383.019
os Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
ɜos Financieros	**518.026.425**
ivos Financieros	518.026.425
Disminución de Caja y Bancos	518.026.425
-	**8.956.508.284**

CAPITULO II

:ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**8.084.609.683**
;astos de Consumo	7.212.492.020
Gastos de Personal	5.977.192.020
Materiales y Suministros	425.800.000
Servicios no Personales	809.500.000
›tros Gastos Corrientes	872.117.663
Transferencias	872.117.663
Transferencias Corrientes al Sector Privado	872.117.663
tos de Capital	**353.100.000**
ctivos Reales	334.100.000
Repuestos y Reparaciones Mayores	47.000.000
Adquisición de Maquinarias y Demás Equipos	287.100.000
ctivos Intangibles	19.000.000
caciones Financieras	**518.798.601**
asivos Financieros	518.798.601
Servicio de la Deuda Pública y Disminución de Otros Pasivos	518.798.601
Disminución de Cuentas y Efectos a Pagar	518.798.601
I	**8.956.508.284**

TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
ícula de Pregrado	Alumno	2.370
sados de Pregrado	Egresado	212
‘idades de Investigación	Proyecto	3
‘idades de Extensión	Curso, Taller, Seminario y/o Charla	10
:encia Socioeconómica al Estudiante	Becario	593

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**116**	**1.500.752.053**
·ectivo	3	124.727.959
ofesional y Técnico	31	445.421.915
lministrativo	16	125.532.028
ıcente	34	601.290.478
ırero	32	203.779.673
al Contratado	**144**	**987.551.227**
ofesional y Técnico	3	36.177.574
ministrativo	19	106.185.739
ıcente	120	835.382.460
ırero	2	9.805.454
:	**260**	**2.488.303.280**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
3olívares)

ɔ	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	30	40.371.000
	321.236 - 371.235		
	371.236 - 421.235	39	182.726.417
	421.236 - 471.235	4	21.399.603
	471.236 - 521.235	2	11.585.206
	521.236 - 571.235	3	19.228.270
	571.236 - 621.235	7	50.308.715
	621.236 - 671.235	13	99.892.954
	671.236 - 721.235		
	721.236 - 771.235	4	35.960.646
	771.236 - 821.235	20	191.188.752
	821.236 - 871.235		
	871.236 - 921.235	1	10.643.580
	921.236 - 971.235	19	219.579.670
	971.236 - 1.021.235		
	1.021.236 - 1.071.235	10	124.136.280
	1.071.236 - MAS	74	1.267.697.060
	TOTAL	**226**	**2.274.718.153**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235	2	9.805.454
III	371.236 - 421.235		
IV	421.236 - 471.235	7	39.583.067
V	471.236 - 521.235	10	61.235.855
VI	521.236 - 571.235	10	66.962.720
VII	571.236 - 621.235	5	35.998.031
/III	621.236 - 671.235		
IX	671.236 - 721.235		
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
<III	871.236 - 921.235		
<IV	921.236 - 971.235		
XV	971.236 - 1.021.235		
<VI	1.021.236 - 1.071.235		
:VII	1.071.236 - MAS		
	TOTAL	**34**	**213.585.127**

.ASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
ı Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
ente	**10**	**213.005.663**
Jubilado	7	178.502.730
Pensionado	3	34.502.933
AL	**10**	**213.005.663**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

ıGRAMAS POR PARTIDAS

go	01	02	03	TOTAL
.01	5.977.192.020			**5.977.192.020**
.02	376.000.000	11.300.000	38.500.000	**425.800.000**
.03	701.700.000	46.500.000	61.300.000	**809.500.000**
.04	244.500.000	45.000.000	63.600.000	**353.100.000**
.06	518.798.601			**518.798.601**
.07	822.117.663		50.000.000	**872.117.663**
ıTAL	**8.640.308.284**	**102.800.000**	**213.400.000**	**8.956.508.284**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

:AMAS

o	Denominación	Presupuesto 2005
	Formación de Técnicos Superiores Universitarios	8.640.308.284
	Investigación y Postgrado	102.800.000
	Extensión y Producción	213.400.000
	TOTAL	**8.956.508.284**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

io	Denominación	Presupuesto 2005
	Gastos de Personal	5.977.192.020
	Materiales y Suministros	425.800.000
	Servicios no Personales	809.500.000
	Activos Reales	353.100.000
	Servicio de la Deuda y Disminución de Otros Pasivos	518.798.601
	Transferencias	872.117.663
	TOTAL	**8.956.508.284**

CAPITULO III

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
ta Corriente	
Ingresos Corrientes	**8.438.481.859**
Transferencias Para Financiar Gastos Corrientes	8.384.098.840
Del Sector Público	8.384.098.840
De la Administración Central	8.384.098.840
Recursos Ordinarios	8.074.725.593
Otras Fuentes de Financiamiento	309.373.247
Ingresos por Actividades Propias	14.383.019
Ingresos no Tributarios	14.383.019
Venta de Bienes y Servicios	14.383.019
Otros Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
Intereses por Dinero en Depósitos	40.000.000
Gastos Corrientes	**8.084.609.683**
Gastos de Consumo	7.212.492.020
Gastos de Personal	5.977.192.020
Materiales y Suministros	425.800.000
Servicios no Personales	809.500.000
Otros Gastos Corrientes	872.117.663

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
n Bolívares)

Denominación	Presupuesto 2005
Transferencias	872.117.663
Transferencias Corrientes al Sector Privado	872.117.663
Pensiones	34.502.933
Jubilaciones	178.502.730
Becas Universitarias en el País	489.112.000
Otras Transferencias Directas a Personas	50.000.000
Subsidio a Organismos Laborales y Gremiales	120.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**353.872.176**
uenta Capital	
A. Recursos de Capital	**353.872.176**
Ahorro en la Cuenta Corriente	353.872.176
B. Gastos de Capital	**353.100.000**
Activos Reales	334.100.000
Repuestos y Reparaciones Mayores	47.000.000
Adquisición de Maquinarias y Demás Equipos	287.100.000
Activos Intangibles	19.000.000
C. Resultado Financiero: Superávit / (Déficit)	**772.176**
:uenta Financiera	
A. Recursos Financieros	**518.798.601**
Activos Financieros	518.026.425
Disminución de Cajas y Bancos	518.026.425
Superávit Financiero	772.176
B. Aplicaciones Financieras	**518.798.601**
Pasivos Financieros	518.798.601
Servicio de la Deuda y Disminución de Otros Pasivos	518.798.601
Disminución de Cuentas y Efectos a Pagar	518.798.601

A0060
Instituto Universitario de Tecnología de Caripito

·TITUTO UNIVERSITARIO DE TECNOLOGÍA DE CARIPITO

ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

El Instituto Universitario de Tecnología Caripito es una Institución de intereses éticos y sociales, cuyo fin es la ación humana en todas sus manifestaciones, la formación profesional en diferentes niveles con criterios de :alidad y excelencia y la interacción con la comunidad contribuyendo de esta manera al pleno desarrollo de la ɔna humana y el mayor bienestar para la sociedad en función de sus valores trascendentales y sus :sidades.

El aporte del Ejecutivo Nacional permitirá atender gastos de los programas de Formación de Técnicos ɘriores Universitarios, Investigación y Post-grado, Extensión y Producción, así como el incremento en un % de los sueldos al personal administrativo, Bono Único por Bs. 200.000 administrativo, ajuste del Cesta ɘt al Personal Docentes, Bono de Eficiencia y Productividad, deuda del personal docente y obrero de los años ! - 2003, Aportes legales y gremiales.

En función de la metodología y criterios indicados por la Oficina Nacional de Presupuesto, Oficina de ificación del Sector Universitario y el Ministerio de Educación Superior para la asignación de la cuota upuestaria y la distribución de los recursos provenientes del Aporte del Ejecutivo Nacional y de actividades ·ias y en atención a las prioridades establecidas, el presupuesto de gastos asciende a un monto de 14.359.109.766

La política de cobertura de los servicios le permite al Instituto canalizar las acciones que conllevan a la ;facción de las necesidades y expectativas de sus usuarios. Establecer la optimización de sus recursos y de procesos con el fin de llevar sus comunidades internas y externas el Servicio Académico de calidad y con la encia requerida y la pertinencia social que se le demanda. La matrícula que se estima atender durante el :icio fiscal del año 2005 es de 5.760 alumnos.

CAPITULO I

ꞮESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
n Bolívares)

Denominación	Presupuesto 2005
resos Corrientes	**14.162.959.753**
Transferencias Para Financiar Gastos Corrientes	14.087.959.753
Del Sector Público	14.087.959.753
Ingresos por Actividades Propias	60.000.000
Ingresos no Tributarios	60.000.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
:ursos de Capital	**47.070.013**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	47.070.013
:ursos Financieros	**149.080.000**
Activos Financieros	149.080.000
Disminución de Caja y Bancos	149.080.000
TAL	**14.359.109.766**

CAPITULO II

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
Bolívares)

Denominación	Presupuesto 2005
: Corrientes	**13.307.932.111**
tos de Consumo	12.676.594.563
›astos de Personal	11.558.283.172
⁄lateriales y Suministros	313.200.036
;ervicios no Personales	758.041.342
›tros Gastos de Instituciones Descentralizadas	47.070.013
Depreciación y Amortización	47.070.013
s Gastos Corrientes	631.337.548
'ransferencias	631.337.548
Transferencias Corrientes al Sector Privado	631.337.548
. de Capital	**523.000.168**
/os Reales	514.000.168
:epuestos y Reparaciones Mayores	93.000.168
.dquisición de Maquinarias y Demás Equipos	141.000.000
›tros Activos Reales	280.000.000
/os Intangibles	9.000.000
:iones Financieras	**528.177.487**
vos Financieros	528.177.487
ervicio de la Deuda Pública y Disminución de Otros Pasivos	528.177.487
Disminución de Cuentas y Efectos a Pagar	528.177.487
	14.359.109.766

AS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
la de Pregrado	Alumno	5.760
›los de Pregrado	Egresado	619
des de Investigación	Proyecto	6
des de Extensión	Curso, Taller, Seminario y/o Charla	5
:ia Socioeconómica al Estudiante	Becario	959

ASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
ı Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
ional Fijo a Tiempo Completo	**343**	**4.273.073.011**
Directivo	3	80.428.968
Profesional y Técnico	67	1.112.585.478
Administrativo	70	499.150.816
Docente	124	2.023.168.761
Obrero	79	557.738.988
ional Fijo a Tiempo Parcial	**19**	**84.052.500**
Docente	19	84.052.500
ional Contratado	**79**	**562.862.563**
Docente	72	516.173.004
Obrero	7	46.689.559
TAL	**441**	**4.919.988.074**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	6	18.816.324
II	321.236 - 371.235		
III	371.236 - 421.235	48	221.749.155
IV	421.236 - 471.235	6	30.947.760
V	471.236 - 521.235		
VI	521.236 - 571.235	48	327.578.461
VII	571.236 - 621.235		
/III	621.236 - 671.235		
IX	671.236 - 721.235	67	575.380.832
X	721.236 - 771.235	32	282.843.503
XI	771.236 - 821.235	33	314.966.820
XII	821.236 - 871.235	15	149.265.888
(III	871.236 - 921.235	33	356.927.914
:IV	921.236 - 971.235	6	68.333.557
(V	971.236 - 1.021.235	13	157.820.107
:VI	1.021.236 - 1.071.235		
.VII	1.071.236 - MAS	48	1.810.929.206
	TOTAL	**355**	**4.315.559.527**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
3olívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235		
	371.236 - 421.235		
	421.236 - 471.235		
	471.236 - 521.235		
	521.236 - 571.235	7	46.689.559
	571.236 - 621.235	79	557.738.988
	621.236 - 671.235		
	671.236 - 721.235		
	721.236 - 771.235		
	771.236 - 821.235		
	821.236 - 871.235		
	871.236 - 921.235		
	921.236 - 971.235		
	971.236 - 1.021.235		
	1.021.236 - 1.071.235		
	1.071.236 - MAS		
	TOTAL	**86**	**604.428.547**

SIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
:e	8	253.634.150
ɔilado	6	200.511.346
nsionado	2	53.122.804
	2	14.160.700
ɔilado	1	8.263.600
nsionado	1	5.897.100
	10	**267.794.850**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

ıGRAMAS POR PARTIDAS

igo	01	02	03	TOTAL
ı.01	11.553.783.172	3.000.000	1.500.000	11.558.283.172
ı.02	293.200.036	10.400.000	9.600.000	313.200.036
ı.03	732.760.084	14.281.258	11.000.000	758.041.342
ı.04	523.000.168			523.000.168
ı.06	528.177.487			528.177.487
ı.07	631.337.548			631.337.548
ı.08	47.070.013			47.070.013
)TAL	**14.309.328.508**	**27.681.258**	**22.100.000**	**14.359.109.766**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

ıGRAMAS

ıdigo	Denominación	Presupuesto 2005
01	Formación de Técnicos Superiores Universitarios	14.309.328.508
02	Investigación y Postgrado	27.681.258
03	Extensión y Producción	22.100.000
	TOTAL	**14.359.109.766**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

TIDAS

ıdigo	Denominación	Presupuesto 2005
.01	Gastos de Personal	11.558.283.172
.02	Materiales y Suministros	313.200.036
.03	Servicios no Personales	758.041.342
.04	Activos Reales	523.000.168
.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	528.177.487
.07	Transferencias	631.337.548
.08	Otros Gastos de Instituciones Descentralizadas	47.070.013
	TOTAL	**14.359.109.766**

CAPITULO III

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
ta Corriente	
Ingresos Corrientes	**14.162.959.753**
Transferencias Para Financiar Gastos Corrientes	14.087.959.753
Del Sector Público	14.087.959.753
De la Administración Central	14.087.959.753
Recursos Ordinarios	13.568.114.038
Otras Fuentes de Financiamiento	519.845.715
Ingresos por Actividades Propias	60.000.000
Ingresos no Tributarios	60.000.000
Venta de Bienes y Servicios	60.000.000
Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósitos	15.000.000
Gastos Corrientes	**13.307.932.111**
Gastos de Consumo	12.676.594.563
Gastos de Personal	11.558.283.172
Materiales y Suministros	313.200.036
Servicios no Personales	758.041.342
Otros Gastos de Instituciones Descentralizadas	47.070.013
Depreciación y Amortización	47.070.013
Otros Gastos Corrientes	631.337.548
Transferencias	631.337.548
Transferencias Corrientes al Sector Privado	528.955.078
Pensiones	36.877.176
Jubilaciones	128.535.204
Becas Universitarias en el País	120.000.000
Donaciones a Personas	9.000.000
Otras Transferencias Directas a Personas	234.542.698
Otras Transferencias	102.382.470
Resultado Económico : Ahorro/(Desahorro)	**855.027.642**
ıta Capital	
Recursos de Capital	**902.097.655**
Ahorro en la Cuenta Corriente	855.027.642
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	47.070.013
Gastos de Capital	**523.000.168**
Activos Reales	514.000.168
Repuestos y Reparaciones Mayores	93.000.168
Adquisición de Maquinarias y Demás Equipos	141.000.000
Otros Activos Reales	280.000.000
Activos Intangibles	9.000.000
Resultado Financiero : Superávit / (Déficit)	**379.097.487**
nta Financiera	
Recursos Financieros	**528.177.487**
Activos Financieros	149.080.000
Disminución de Caja y Bancos	149.080.000
Superávit Financiero	379.097.487

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
n Bolívares)

Denominación	Presupuesto 2005
B. Aplicaciones Financieras	**528.177.487**
Pasivos Financieros	528.177.487
Servicio de la Deuda y Disminución de Otros Pasivos	528.177.487
Disminución de Cuentas y Efectos a Pagar	528.177.487

A0080
Universidad del Zulia (LUZ)

IVERSIDAD DEL ZULIA (LUZ)

ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La política presupuestaría constituye la base operativa que garantiza una aplicación racional y eficiente de los ·sos asignados a la universidad. En tal sentido, para el ejercicio fiscal 2005 la política presupuestaria de la ersidad del Zulia se enmarca dentro de los lineamientos y directrices que sobre esta materia ha definido el ɹtivo Nacional a través del Ministerio de Finanzas y la Oficina Nacional de Presupuesto. Se mantiene un ɹnto de criterios para la racionalización del gasto universitario, con la finalidad de que se constituya en una ɔn para evitar que la limitación de los recursos que se transfieren a la institución ocasione dificultades para su ıal funcionamiento.

Las estimaciones del presupuesto de ingresos de la Universidad del Zulia para el año 2005 permitirá cubrir ɔostos de las funciones básicas de Docencia, Investigación y Extensión, expresados en los siguientes :ivos de largo plazo:

Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva que sea transmitida por vía de la Docencia y la Extensión, fortaleciendo los procesos de cambio de la institución y del país.

Conducir un proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultados de una educación con calidad científica y pertinencia social.

Consolidarse como una universidad promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

La distribución del presupuesto estará orientada a los principios de productividad con parámetros uniformes de distribución programática que facilite el trabajo interno de las unidades ejecutoras de presupuesto para la identificación de las redes de acciones presupuestarías.

Ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores polivalentes y flexibles para insertarse en el mercado de trabajo.

A fin de concretar lo anterior, se contemplan los siguientes lineamientos generales en la definición de la ica presupuestaría, a saber:

El presupuesto asignado responderá a las metas programadas en el Plan Operativo Anual, el cual deberá garantizar los requerimientos académico–administrativo de los diferentes programas y proyectos formulados por las facultades, núcleos y dependencias basados en criterios de racionalización y optimización de los recursos.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y ejecutadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional.

La distribución del presupuesto estará orientada a los principios de productividad con parámetros uniformes de distribución programática que facilite el trabajo interno de las unidades ejecutoras de presupuesto para la identificación de las redes de acciones presupuestarías.

El cumplimiento sistemático de los procesos permitirá establecer una real vinculación entre el Plan, el Presupuesto y la Evaluación Institucional soportado legalmente en la Ley Orgánica de Administración Financiera del Sector Publico (LOAFSP) y su Reglamento la Ley de Universidades y la Ley Orgánica de la Contraloría General de la República:

s estimaciones del Presupuesto de Ingresos de la Universidad del Zulia para el año 2005, financiado de la :e manera:

s	Bolívares
Ejecutivo Nacional	416.889.872.545
s Propios	8.154.012.132
ıgresos (Parque Tecnológico Universitario)	250.000.000
Total de Ingresos	**425.293.884.677**

s recursos asignados nos permitirán cubrir los siguientes gastos:

currencia de todos los gastos rígidos de personal en los niveles del presupuesto inicial 2004, actualizados · la aplicación del crecimiento natural previsto según los reglamentos y disposiciones vigentes sobre :ensos, clasificación y compensación del personal docente, administrativo y obrero, con toda su incidencia los beneficios socioeconómicos. Como elemento importante está la incorporación de la prima de :igüedad (1,5%) al personal administrativo y el bono de alimentación (Cesta Ticket) actualizados a la unidad utaria vigente para el personal docente y administrativo por Normas de Homologación 2004-2005. La cifra tales gastos rígidos de personal actualizados alcanza la cifra de Bs. 284,01 millones.

asignan recursos por Bs. 3.502,0 millones para cubrir la aplicación del crecimiento natural en lo referente a :ensos y cambios de dedicación del personal docente, reclasificaciones y promociones al personal ninistrativo y obrero, respectivamente, más el crecimiento natural de las nóminas en cuanto a prima de :igüedad, profesional y técnica e hijos. En el 2004 este monto alcanzó 840 millones, lo que significa un remento de Bs. 2.662,0 millones.

asignan recursos por Bs. 3.980,0 millones, para cubrir creación de cargos, con prioridad en la apertura de ɜvas carreras y programas académicos. (150 cargos docentes, 98 cargos administrativos y 52 cargos 'eros).

currencia de los aportes federativos: previsión social, anticipo de prestaciones sociales, contingencia dica y HCM, a los mismos niveles de asignación 2004 por un monto de Bs. 9.735,0 millones.

gnación de Bs. 20.359,0 millones para el pago de intereses sobre las prestaciones sociales, bono 8,5% :ente–administrativo y fideicomiso obrero, actualizados por la aplicación del escalafón docente, ninistrativo y obrero al 31/12/04.

currencia de los servicios estudiantiles: Becas, preparadurías, comedor, residencias, ruta y cursos :acionales, transporte y ayudas especiales a los mismos niveles del 2004 (Bs. 5.304,0 millones), más la urrencia del crédito adicional (Bs. 485,0 millones) por insuficiencia del comedor estudiantil, más un cimiento de Bs. 2.030,0 millones para elevar las ayudas directas (becas y preparadurías) a Bs. 92.917 nsual y un crecimiento adicional equivalente al 31,6% para las insuficiencias de comedor, residencias y ısporte.

currencia de la asignación de Bs. 1.351,0 millones para cubrir la previsión social de los gremios derivados los convenios colectivos internos y la convención nacional del personal obrero.

gnación de Bs. 22,817,0 millones para garantizar los siguientes gastos: servicios médicos, servicios de ilancia contratada, servicios básicos, seguros colectivos vida y accidente personales, funcionamiento ɜrativo de facultades, núcleos y dependencias a los niveles de asignación inicial 2004 más un incremento cional del 31,6% por efecto del índice de precios al consumidor, en los gastos de funcionamiento.

currencia del presupuesto de divisas, más un diferencial cambiario para cubrir los becarios en el exterior, ıyecto de investigación, adquisición de publicaciones periódicas, programas de computación y membresía convenios interinstitucionales, entre otros.

Recurrencia para las Normas del CNU a los niveles de la asignación inicial del 2004, Bs. 22.806,0 millones, más un crecimiento adicional de Bs. 2.500,0 millones. La cifra alcanza Bs. 25.305,0 millones.

Asignación de Bs. 150,0 millones para continuar la aplicación del Sistema de Evaluación al Desempeño para el personal administrativo y obrero.

Recursos por Bs. 4.500,0 millones destinados a la Fundación para el Desarrollo Académico Integral de la Universidad del Zulia (FUNDADESARROLLO)

Se asigna Bs. 25.931,9 millones para cubrir la propuesta hecha por el Ejecutivo Nacional a las Federaciones gremiales en cuanto al pago del 25% de la deuda 2002-2003 y se asignan Bs. 4.351,0 millones para continuar cancelando deuda con el personal generado por el crecimiento natural 2003–2004 en cuanto a ascensos, cambios de dedicación, prima profesional y técnica, prima de antigüedad, titular y auxiliar docente V, hijos, entre otros.

CAPITULO I

:ESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
1 Bolívares)

Denominación	Presupuesto 2005
esos Corrientes	**420.793.884.677**
Transferencias Para Financiar Gastos Corrientes	412.389.872.545
Del Sector Público	412.389.872.545
ngresos por Actividades Propias	8.154.012.132
Venta de Servicios	8.154.012.132
Otros Ingresos Corrientes	250.000.000
Ingresos por Aportes y Contribuciones	250.000.000
ursos de Capital	**4.500.000.000**
Transferencias Para Financiar Gastos de Capital	4.500.000.000
Del Sector Público	4.500.000.000
'AL	**425.293.884.677**

CAPITULO II

:ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
1 Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**378.577.405.390**
;astos de Consumo	219.489.386.589
Gastos de Personal	182.272.450.081
Materiales y Suministros	8.070.617.743
Servicios no Personales	29.146.318.765
)tros Gastos Corrientes	159.088.018.801
Transferencias	159.088.018.801
Transferencias Corrientes al Sector Privado	145.841.357.333
Transferencias Corrientes al Sector Público	13.246.661.468
tos de Capital	**16.433.078.350**
,ctivos Reales	15.619.527.348
Repuestos y Reparaciones Mayores	1.344.407.356
Adquisición de Maquinarias y Demás Equipos	13.164.438.687
Obras de Infraestructuras - Estudios y Proyectos	236.535.558

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
3olívares)

)tros Activos Reales	874.145.747
/os Intangibles	813.551.002
:iones Financieras	**30.283.400.937**
vos Financieros	30.283.400.937
:ervicio de la Deuda Pública y Disminución de Otros Pasivos	30.283.400.937
Disminución de Cuentas y Efectos a Pagar	30.283.400.937
	425.293.884.677

AS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
la de Pregrado	Alumno	51.588
la de Postgrado	Alumno	4.027
1os de Pregrado	Egresado	4.974
1os de Postgrado	Egresado	984
des de Investigación	Proyecto	392
des de Extensión	Curso, Taller, Seminario y/o Charla	4.278
:ia Socioeconómica al Estudiante	Becario	3.375

3IFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**4.565**	**107.504.124.204**
ectivo	132	5.692.171.223
)fesional y Técnico	1.370	30.696.737.629
ministrativo	518	5.829.014.116
cente	1.847	58.060.711.471
rero	698	7.225.489.765
al Fijo a Tiempo Parcial	**378**	**4.230.415.875**
ectivo	2	31.366.602
cente	376	4.199.049.273
al Contratado	**1.013**	**12.550.614.951**
)fesional y Técnico	157	2.801.438.256
ministrativo	282	2.652.369.161
cente	440	5.948.285.212
rero	134	1.148.522.322
	5.956	**124.285.155.030**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
n Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	15.411.686
II	321.236 - 371.235	8	32.438.102
III	371.236 - 421.235	12	57.560.818
IV	421.236 - 471.235	4	21.876.099
V	471.236 - 521.235	41	245.466.817
VI	521.236 - 571.235		
VII	571.236 - 621.235	14	98.825.166
VIII	621.236 - 671.235	180	1.389.990.732
IX	671.236 - 721.235	124	1.031.199.200
X	721.236 - 771.235	117	1.046.433.374
XI	771.236 - 821.235	102	971.806.814
XII	821.236 - 871.235	118	1.192.643.769
XIII	871.236 - 921.235	196	2.098.818.876
XIV	921.236 - 971.235	108	1.225.570.340
XV	971.236 - 1.021.235	102	1.221.019.663
XVI	1.021.236 - 1.071.235	93	1.162.756.082
XVII	1.071.236 - MAS	3.900	104.099.325.405
	TOTAL	**5.124**	**115.911.142.943**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235		
VI	521.236 - 571.235	9	59.471.087
VII	571.236 - 621.235	9	64.445.041
VIII	621.236 - 671.235	95	737.860.738
IX	671.236 - 721.235	95	793.433.178
X	721.236 - 771.235	95	847.905.385
XI	771.236 - 821.235	117	1.118.155.626
XII	821.236 - 871.235	94	954.873.550
XIII	871.236 - 921.235	85	913.372.418
XIV	921.236 - 971.235	80	907.168.790
XV	971.236 - 1.021.235	56	667.481.535
XVI	1.021.236 - 1.071.235	35	439.671.437
XVII	1.071.236 - MAS	62	870.173.302
	TOTAL	**832**	**8.374.012.087**

SIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
3olívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
e	**2.629**	**104.453.255.111**
›ilado	2.339	98.556.350.575
ısionado	290	5.896.904.536
strativo	**1.800**	**26.797.221.598**
›fesional y Técnico	361	8.340.342.922
Jubilado	357	8.256.845.615
Pensionado	4	83.497.307
›yo	1.439	18.456.878.676
Jubilado	1.247	16.925.565.194
Pensionado	192	1.531.313.482
	902	**8.256.857.706**
›ilado	722	7.068.346.828
ısionado	180	1.188.510.878
	5.331	**139.507.334.415**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

ːAMAS POR PARTIDAS

01	02	03	04	05	06	TOTAL
88.941.948.888	7.621.445.273	5.232.565.328	74.926.864.499	3.375.461.960	2.174.164.133	**182.272.450.081**
1.756.612.088	1.197.671.096	653.117.455	4.370.393.011	92.824.093		**8.070.617.743**
2.318.403.160	3.443.458.477	917.349.487	22.165.241.643	123.798.971	178.067.027	**29.146.318.765**
8.742.792.278	1.828.150.263	252.643.556	4.462.704.119	1.146.788.134		**16.433.078.350**
					30.283.400.937	**30.283.400.937**
62.313.752	554.000	5.327.002.632	12.092.582.349		141.605.566.068	**159.088.018.801**
101.822.070.166	**14.091.279.109**	**12.382.678.458**	**118.017.785.621**	**4.738.873.158**	**174.241.198.165**	**425.293.884.677**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

ːAMAS

o	Denominación	Presupuesto 2005
	Enseñanza	101.822.070.166
	Investigación	14.091.279.109
	Extensión	12.382.678.458
	Actividades Centrales	118.017.785.621
	Actividades Comunes	4.738.873.158
	No Asignables a Programas	174.241.198.165
	TOTAL	**425.293.884.677**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

:TIDAS

›digo	Denominación	Presupuesto 2005
.01	Gastos de Personal	182.272.450.081
·.02	Materiales y Suministros	8.070.617.743
·.03	Servicios no Personales	29.146.318.765
·.04	Activos Reales	16.433.078.350
·.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	30.283.400.937
·.07	Transferencias	159.088.018.801
	TOTAL	**425.293.884.677**

CAPITULO III

IENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
ı Bolívares)

Denominación	Presupuesto 2005
ıenta Corriente	
A. Ingresos Corrientes	**420.793.884.677**
Transferencias Para Financiar Gastos Corrientes	412.389.872.545
Del Sector Público	412.389.872.545
De la Administración Central	412.389.872.545
Recursos Ordinarios	397.006.636.248
Otras Fuentes de Financiamiento	15.383.236.297
Ingresos por Actividades Propias	8.154.012.132
Venta de Servicios	8.154.012.132
Venta de Servicios Principales	8.154.012.132
Otros Ingresos Corrientes	250.000.000
Ingresos por Aportes y Contribuciones	250.000.000
Aporte Parque Tecnológico Universitario	250.000.000
B. Gastos Corrientes	**378.577.405.390**
Gastos de Consumo	219.489.386.589
Gastos de Personal	182.272.450.081
Materiales y Suministros	8.070.617.743
Servicios no Personales	29.146.318.765
Otros Gastos Corrientes	159.088.018.801
Transferencias	159.088.018.801
Transferencias Corrientes al Sector Privado	145.841.357.333
Pensiones	5.145.892.392
Jubilaciones	68.677.889.460
Asistencia Social al Personal	68.047.847.826
Becas Universitarias en el País	3.969.727.655
Transferencias Corrientes al Sector Público	13.246.661.468
Transferencias Corrientes a los Entes Descentralizados	13.246.661.468
C. Resultado Económico: Ahorro/(Desahorro)	**42.216.479.287**
uenta Capital	
A. Recursos de Capital	**46.716.479.287**
Ahorro en la Cuenta Corriente	42.216.479.287
Transferencias Para Financiar Gastos de Capital	4.500.000.000

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
Del Sector Público	4.500.000.000
Recursos Ordinarios	4.500.000.000
• Fundación para el Desarrollo Académico Integral de la Universidad del Zulia (FUNDADESARROLLO)	4.500.000.000
Gastos de Capital	**16.433.078.350**
Activos Reales	15.619.527.348
Repuestos y Reparaciones Mayores	1.344.407.356
Adquisición de Maquinarias y Demás Equipos	13.164.438.687
Obras de Infraestructura	236.535.558
Otros Activos Reales	874.145.747
Activos Intangibles	813.551.002
Resultado Financiero: Superávit / (Déficit)	**30.283.400.937**
nta Financiera	
Recursos Financieros	**30.283.400.937**
Superávit Financiero	30.283.400.937
Aplicaciones Financieras	**30.283.400.937**
Pasivos Financieros	30.283.400.937
Servicio de la Deuda y Disminución de Otros Pasivos	30.283.400.937
Disminución de Cuentas y Efectos a Pagar	30.283.400.937

A0081

Universidad Nacional Experimental Politécnica
Antonio José de Sucre (UNEXPO)

IIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO JOSÉ SUCRE (UNEXPO)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Nacional Experimental Politécnica "Antonio José de Sucre" (UNEXPO), es una institución de ectoria consolidada en la formación de Recursos Humanos en el área de Ingeniería de la Producción, orientada a la búsqueda y generación del conocimiento, del afianzamiento de los valores trascendentales del hombre con función rectora en la educación, la cultura, la ciencia y la tecnología, mediante actividades de docencia, stigación y extensión, con una organización identificada con sus principios y abierta al cambio, sometida a nanente evaluación y adaptación de los nuevos paradigmas, en la búsqueda constante de la excelencia y de ribuir al desarrollo socio-económico, político y cultural de la nación.

La UNEXPO, es una Institución líder a nivel nacional e internacional en la diversidad y universalidad del ocimiento con énfasis en la tecnología, mediante la generación y aplicación del conocimiento y en la formación ecurso humano con altos valores éticos, capaz de interactuar en armonía con el medio ambiente para que luzcan la transformación que la sociedad requiere para mejorar la calidad de vida.

ETIVOS INSTITUCIONALES

De la misión y visión de la Universidad se derivan los siguientes objetivos institucionales:

Formar profesionales Universitarios en el área científica, tecnológica en ciencias puras y aplicadas y en otras áreas del saber a nivel de Pregrado y Postgrado, en diferentes especialidades y menciones con el fin de que sean incorporados al desarrollo tecnológico del sector productivo del país en todas sus fases: Investigación, desarrollo, innovación, planificación, diseño, dirección, operación y mantenimiento.

Fortalecer la integración entre la Universidad, las empresas, los organismos del estado y la comunidad, a los fines de cooperar en la realización de proyectos que permitan el desarrollo, la aplicación y la transferencia del conocimiento.

Las directrices estratégicas están orientadas al logro de objetivos a largo plazo, y se operacionalizan a ės de los programas y proyectos para cada función básica propuesta en los planes operativos, que para el :icio fiscal 2005 se destacan:

DÉMICAS

ancia de Pregrado (Carreras Cortas y Carreras Largas)

Fortalecer la calidad de los programas de docencia, investigación, extensión, desarrollo estudiantil, formación del personal docente y de apoyo a la infraestructura.

Actualizar los reglamentos de rendimiento estudiantil y docente mediante el cual se vincula al estudiante y al docente con un sistema de evaluación, control y regulación global.

ancia de Postgrado

Buscar permanentemente la excelencia de los programas para graduados, así como impulsar estudios de factibilidad de Postgrado y/o especialización para ingenieros y técnicos superiores.

Concluir el Programa de Estudios Doctoral en Ciencias de la Ingeniería.

Estimular la participación de los diferentes departamentos de la Universidad Nacional Experimental Politécnica "Antonio José de Sucre" en el dictado de cursos de Postgrado.

Fomentar el establecimiento de convenios de cooperación con organismos públicos y privados a nivel regional, nacional e internacional que favorezcan la capacitación del recurso humano con estudios de cuarto y quinto nivel.

IGACIÓN

as perspectivas para la investigación cambiaran radicalmente para el año 2005, por cuanto la institución se teado el establecimiento de líneas estratégicas de investigación acopladas a los planes de desarrollo l, y a las necesidades del entorno

Fomentar la creación de Grupos de Investigación constituidos por docentes cuidadosamente seleccionados que presenten alta factibilidad de éxito en la planificación y ejecución de actividades de investigación.

Establecer programas específicos para la difusión y promoción interna de las actividades de investigación que tengan como fin la formación de nuevos investigadores, así como su incorporación a los grupos de investigación.

Estimular la participación de profesionales de los tres (3) Vice-Rectorados en proyectos de carácter multidisciplinario que se lleven a cabo en la Universidad.

;ION

Se tiene previsto el fortalecimiento de la estructura organizativa y reformulación de las políticas de extensión que permita establecer una plataforma estratégica para optimizar el trabajo que está realizando la institución en su relación con la comunidad a través de la asistencia profesional y técnica, el programa de proyección social, programa de eventos deportivos y programa de eventos culturales.

Enfocar esfuerzos y recursos hacia la creación y consolidación de equipos interdisciplinarios que canalicen las necesidades e inquietudes de la comunidad universitaria en materias recreacionales, culturales, deportivas, sociales y otras, a través de cursos, talleres conducentes a titulaciones propias que ofrece la institución intra y extra universitarias

ACADÉMICO-ADMINISTRATIVO

l desarrollo de un sistema administrativo en el que se evalúe y se controle la gestión y la inversión de los s, tanto humanos como presupuestarios, considerando las nuevas normativas y leyes vigentes, constituye dad para el año 2005

Realizar actividades para lograr que la Universidad conjuntamente con los sectores determinantes, asuma el rol rector de conducción del desarrollo tecnológico a nivel regional y nacional.

Establecer los mecanismos de vinculación Universidad - egresados jubilados que estimulen su contribución al desarrollo de la institución y sus miembros.

Estimular y apoyar la creación y ejecución de actividades dirigidas a obtener ingresos propios para compensar las áreas no cubiertas por el presupuesto ordinario de la Universidad.

Establecer mecanismos de compensación para estimular a los miembros de la comunidad universitaria que contribuyan a la realización de proyectos y/o acciones que resulten en la obtención de ingresos adicionales por parte de la Universidad.

ÍTICAS INSTITUCIONALES

A fin de garantizar el logro de sus objetivos, así como la ejecución de sus estrategias para el cumplimiento ıu misión y como una vía de orientar adecuadamente la toma de decisiones, se establecen las siguientes icas institucionales:

Estructurar y estandarizar los pensa de estudios a fin de facilitar y promover el intercambio de personal docente y la transferencia de estudiantes entre Vice-Rectorados.

Generar recursos propios que contribuyan al desarrollo de la institución.

CAPITULO I

ESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
esos Corrientes	**111.159.495.801**
'ransferencias Para Financiar Gastos Corrientes	110.203.495.801
Del Sector Público	110.203.495.801
ngresos por Actividades Propias	261.000.000
Ingresos no Tributarios	261.000.000
)tros Ingresos Corrientes	695.000.000
Ingresos de la Propiedad	695.000.000
AL	**111.159.495.801**

CAPITULO II

ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**94.802.626.191**
ıastos de Consumo	65.729.915.798
Gastos de Personal	48.501.710.794
Materiales y Suministros	1.974.170.243
Servicios no Personales	15.254.034.761
'tros Gastos Corrientes	29.072.710.393
Transferencias	29.072.710.393
Transferencias Corrientes al Sector Privado	29.072.710.393
tos de Capital	**3.380.346.809**
ctivos Reales	3.247.091.464
Repuestos y Reparaciones Mayores	31.500.000
Adquisición de Maquinarias y Demás Equipos	2.913.591.464
Obras de Infraestructuras - Estudios y Proyectos	302.000.000
ctivos Intangibles	133.255.345
caciones Financieras	**12.976.522.801**
asivos Financieros	12.976.522.801
Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.976.522.801
Disminución de Cuentas y Efectos a Pagar	6.039.375.150
Disminución de Otros Pasivos no Circulantes	6.937.147.651
l	**111.159.495.801**

AS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
la de Pregrado	Alumno	17.463
la de Postgrado	Alumno	1.129
dos de Pregrado	Egresado	1.227
dos de Postgrado	Egresado	75
des de Investigación	Proyecto	129
des de Extensión	Curso, Taller, Seminario y/o Charla	45
cia Socioeconómica al Estudiante	Becario	1.716

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**1.744**	**21.773.633.568**
ectivo	50	1.455.451.536
ofesional y Técnico	375	5.097.552.552
ministrativo	344	2.631.453.960
cente	664	10.483.498.644
rero	311	2.105.676.876
al Fijo a Tiempo Parcial	**139**	**775.174.644**
ofesional y Técnico	22	156.517.680
ministrativo	18	103.126.488
cente	99	515.530.476
:	**1.883**	**22.548.808.212**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	5	13.776.480
II	321.236 - 371.235		
III	371.236 - 421.235	40	184.516.368
IV	421.236 - 471.235	91	492.384.168
V	471.236 - 521.235	9	55.872.720
VI	521.236 - 571.235	154	1.023.902.688
VII	571.236 - 621.235	17	120.030.108
/III	621.236 - 671.235	2	15.118.800
IX	671.236 - 721.235	70	591.062.448
X	721.236 - 771.235	77	671.385.948
XI	771.236 - 821.235	72	667.865.676
XII	821.236 - 871.235	137	1.352.016.840
(III	871.236 - 921.235	75	808.007.532
(IV	921.236 - 971.235	130	1.504.017.720
XV	971.236 - 1.021.235	60	721.569.048
(VI	1.021.236 - 1.071.235	27	334.809.624
:VII	1.071.236 - MAS	606	11.886.795.168
	TOTAL	**1.572**	**20.443.131.336**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235	65	352.357.320
V	471.236 - 521.235	25	143.213.904
VI	521.236 - 571.235	31	203.166.720
VII	571.236 - 621.235	141	1.003.253.112
/III	621.236 - 671.235	23	176.924.472
IX	671.236 - 721.235		
X	721.236 - 771.235	26	226.761.348
XI	771.236 - 821.235		
XII	821.236 - 871.235		
(III	871.236 - 921.235		
(IV	921.236 - 971.235		
XV	971.236 - 1.021.235		
(VI	1.021.236 - 1.071.235		
:VII	1.071.236 - MAS		
	TOTAL	**311**	**2.105.676.876**

SIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
3olívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
e	**467**	**23.444.098.219**
ıilado	423	21.843.913.646
ısionado	44	1.600.184.573
strativo	**225**	**3.752.325.440**
ıfesional y Técnico	42	1.053.992.143
Jubilado	38	1.008.643.767
Pensionado	4	45.348.376
›yo	183	2.698.333.297
Jubilado	160	2.469.163.033
Pensionado	23	229.170.264
	198	**3.125.478.999**
ıilado	159	2.699.816.608
ısionado	39	425.662.391
	890	**30.321.902.658**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

ℓAMAS POR PARTIDAS

01	02	03	04	05	06	TOTAL
25.646.041.539	92.608.146	1.343.385.165	20.532.607.831	881.502.827	5.565.286	**48.501.710.794**
236.220.016	360.114.852	322.624.840	997.243.456	57.967.079		**1.974.170.243**
532.435.576	1.459.317.667	498.927.337	12.649.939.011	113.415.170		**15.254.034.761**
733.460.533	1.359.650.659	90.800.000	885.295.650	311.139.967		**3.380.346.809**
			6.937.147.651		6.039.375.150	**12.976.522.801**
	224.660.421	52.692.253	2.069.071.182		26.726.286.537	**29.072.710.393**
27.148.157.664	**3.496.351.745**	**2.308.429.595**	**44.071.304.781**	**1.364.025.043**	**32.771.226.973**	**111.159.495.801**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

ℓAMAS

ıo	Denominación	Presupuesto 2005
	Enseñanza	27.148.157.664
	Investigación	3.496.351.745
	Extensión	2.308.429.595
	Actividades Centrales	44.071.304.781
	Actividades Comunes	1.364.025.043
	No Asignables a Programas	32.771.226.973
	TOTAL	**111.159.495.801**

.SUMEN DE CRÉDITOS PRESUPUESTARIOS
ı Bolívares)

TIDAS ıdigo	Denominación	Presupuesto 2005
.01	Gastos de Personal	48.501.710.794
.02	Materiales y Suministros	1.974.170.243
.03	Servicios no Personales	15.254.034.761
.04	Activos Reales	3.380.346.809
.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.976.522.801
.07	Transferencias	29.072.710.393
	TOTAL	**111.159.495.801**

CAPITULO III

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
n Bolívares)

Denominación	Presupuesto 2005
ıenta Corriente	
A. Ingresos Corrientes	**111.159.495.801**
Transferencias Para Financiar Gastos Corrientes	110.203.495.801
Del Sector Público	110.203.495.801
De la Administración Central	110.203.495.801
Recursos Ordinarios	106.136.986.806
Otras Fuentes de Financiamiento	4.066.508.995
Ingresos por Actividades Propias	261.000.000
Ingresos no Tributarios	261.000.000
Ventas de Bienes y Servicios	261.000.000
Otros Ingresos Corrientes	695.000.000
Ingresos de la Propiedad	695.000.000
Intereses por Dinero en Depósitos	695.000.000
B. Gastos Corrientes	**94.802.626.191**
Gastos de Consumo	65.729.915.798
Gastos de Personal	48.501.710.794
Materiales y Suministros	1.974.170.243
Servicios no Personales	15.254.034.761
Otros Gastos Corrientes	29.072.710.393
Transferencias	29.072.710.393
Transferencias Corrientes al Sector Privado	29.072.710.393
Pensiones	1.228.920.408
Jubilaciones	12.638.872.164
Bono Vacacional	3.933.675.308
Aguinaldo	4.265.622.505
Otras Transferencias Directas a Personas	7.005.620.008
C. Resultado Económico: Ahorro/(Desahorro)	**16.356.869.610**
:uenta Capital	
A. Recursos de Capital	**16.356.869.610**
Ahorro en la Cuenta Corriente	16.356.869.610

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
Gastos de Capital	**3.380.346.809**
Activos Reales	3.247.091.464
Repuestos y Reparaciones Mayores	31.500.000
Adquisición de Maquinarias y Demás Equipos	2.913.591.464
Obras de Infraestructura	302.000.000
Activos Intangibles	133.255.345
Resultado Financiero: Superávit / (Déficit)	**12.976.522.801**
nta Financiera	
Recursos Financieros	**12.976.522.801**
Superávit Financiero	12.976.522.801
Aplicaciones Financieras	**12.976.522.801**
Pasivos Financieros	12.976.522.801
Servicio de la Deuda y Disminución de Otros Pasivos	12.976.522.801
Disminución de Cuentas y Efectos a Pagar	6.039.375.150
Disminución de Otros Pasivos No Circulantes	6.937.147.651

A0082
Universidad de Oriente (UDO)

IIVERSIDAD DE ORIENTE (UDO)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad de Oriente obtiene sus ingresos básicamente de tres (3) fuentes principales:

Aportes del Ejecutivo Nacional: Distribuidos en los seis (06) Programas contemplados en el Presupuesto Universitario (Enseñanza, Investigación, Extensión, Actividades Centrales, Actividades Comunes y Recursos no Asignables a Programas), en base a las directrices fijadas por la Oficina de Planificación del Sector Universitario (OPSU), dentro de la estructura de ingresos, este aporte sobrepasa el 99%.

Aportes del Ejecutivo Regional: Los cuales son utilizados en programas y proyectos específicos desarrollados por la Institución en las áreas de Enseñanza, Investigación, Planta Física y Equipamiento.

Ingresos Propios: Provenientes de diversas actividades y servicios desarrollados a nivel de los cinco (05) Núcleos que conforman la estructura universitaria de la Universidad y por operaciones generadoras de ingresos, efectuados por la Institución a través del Consejo de Fomento y los aranceles por servicios ofrecidos (tramitación de documentos, reválidas, derechos de grado, constancias de estudios y de notas, certificaciones, servicios de comedores, matrícula, derechos por concursos para cargos docentes y administrativos, entre otros.).

En cuanto a la política de gastos, entre las variaciones más relevantes a nivel de partidas y programas ɜmos señalar:

Crecimiento natural en gastos de funcionamiento en un 31,6%.	10.509.790.385
Crecimiento natural para ayudantías y preparadurías.	2.058.395.455
Recurrencia en Normas CNU.	14.213.542.143
Cesta ticket para personal docente y administrativo.	16.454.260.260
Inversión en nuevos proyectos e insuficiencias.	2.200.000.000

Las Autoridades Universitarias velando en todo momento por el bienestar de la comunidad universitaria en ɜral, han dispuesto dentro de los programas respectivos, créditos presupuestarios destinados a garantizar el ıal desenvolvimiento de sus actividades, haciendo énfasis dentro de cada programa, en las siguientes idades:

rama 01 "Enseñanza"

Se espera atender una matrícula de 73.378 estudiantes de Pre-Grado y 1.685 estudiantes de Post-Grado en el presente año académico, distribuida en los cinco Núcleos: Anzoátegui, Bolívar, Monagas, Nueva Esparta y Sucre.

rama 02 " Investigación"

Estimular y fomentar las actividades de los distintos centro de investigación universitarios, haciendo énfasis en aquellos productos relacionados con el desarrollo de la región Nor-Oriental del País.

na 03 "Extensión"

Fomentar y Coordinar las actividades sociales, culturales y deportivas de la Región, ampliando de esta forma el radio de acción y de responsabilidad de la Universidad como factor de transformación y desarrollo del medio social en el cual se desenvuelve, facilitando la interrelación de la Institución con el entorno Regional donde se desenvuelve y su identificación con el mismo.

na 04 "Actividades Centrales"

Recoge la expresión cuantitativa de las actividades que apoyan a todos los programas de la institución y comprende: La Coordinación Superior, quien se encarga de del diseño de las políticas de dirección, coordinación, planificación, información, relaciones públicas e interinstitucionales y el aspecto jurídico, registro estudiantil, cuya finalidad es mantener el registro y control de los estudiantes que cursan estudios en las diferentes carreras y modalidades; protección socio-económica al estudiante, esta actividad garantiza el acceso y la prosecución de los estudiantes dentro de la institución; recursos humanos, comprende todo lo relacionado con el manejo de los recursos humanos y protección socio-económica para cada tipo de personal; desarrollo, mantenimiento y conservación de infraestructura, tiene como objetivo planificar, desarrollar, conservar, mantener y ampliar la planta física, áreas verdes, y todo el parque de maquinarias y equipos pertenecientes a la Universidad. apoyo administrativo son todas las actividades relacionadas con la gestión administrativa, financiera y contable.

na 05 "Actividades Comunes"

Esta conformada por las actividades que apoyan a los principales programas, incluye los servicios bibliotecarios, laboratorios y bioterios.

ıma 06 "No Asignables a Programas"

En este se recogen conceptos de gastos relacionados directamente con aplicaciones financieras y erogaciones por jubilaciones y pensiones, prestaciones sociales, entre otros.

CAPITULO I

SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
›s Corrientes	**333.355.408.368**
ısferencias Para Financiar Gastos Corrientes	333.132.608.368
Del Sector Privado	3.000.000.000
Del Sector Público	330.132.608.368
esos por Actividades Propias	222.800.000
Ingresos no Tributarios	222.800.000
	333.355.408.368

CAPITULO II

:ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
ı Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**295.193.467.607**
;astos de Consumo	213.237.464.612
Gastos de Personal	171.484.417.225
Materiales y Suministros	15.179.319.022
Servicios no Personales	26.573.728.365
)tros Gastos Corrientes	81.956.002.995
Transferencias	81.956.002.995
Transferencias Corrientes al Sector Privado	74.243.607.671
Otras Transferencias	7.712.395.324
tos de Capital	**8.881.430.477**
ctivos Reales	8.881.430.477
Adquisición de Maquinarias y Demás Equipos	8.881.430.477
caciones Financieras	**29.280.510.284**
ctivos Financieros	1.100.000.000
Adquisición de Inversiones Financieras	1.100.000.000
'asivos Financieros	28.180.510.284
Servicio de la Deuda Pública y Disminución de Otros Pasivos	28.180.510.284
Disminución de Cuentas y Efectos a Pagar	2.952.109.177
Disminución de Otros Pasivos Circulantes	25.228.401.107
ıl	**333.355.408.368**

:TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
ícula de Pregrado	Alumno	73.378
ícula de Postgrado	Alumno	1.685
;sados de Pregrado	Egresado	4.239
;sados de Postgrado	Egresado	382
/idades de Investigación	Proyecto	461
/idades de Extensión	Curso, Taller, Seminario y/o Charla	2.077
tencia Socioeconómica al Estudiante	Becario	4.610

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
ıal Fijo a Tiempo Completo	**3.550**	**39.093.342.759**
:ectivo	297	6.379.049.765
ofesional y Técnico	484	6.013.363.285
lministrativo	823	5.940.614.712
›cente	802	14.177.031.997
: Investigación	20	390.577.931
ėdico	5	57.375.540
›rero	1.119	6.135.329.529
al Fijo a Tiempo Parcial	**51**	**253.383.790**
·ectivo	1	4.612.344
ɔfesional y Técnico	8	40.828.512
'ministrativo	24	109.733.725
›cente	6	28.104.228
: Investigación	1	5.021.280
ėdico	10	60.095.865
›rero	1	4.987.836
al Contratado	**2.169**	**18.608.841.610**
·ectivo	5	85.415.107
ɔfesional y Técnico	172	1.835.054.879
ministrativo	241	1.407.414.888
·cente	1.378	13.066.811.854
· Investigación	18	270.470.832
·dico	24	151.154.348
·rero	331	1.792.519.702
.	**5.770**	**57.955.568.159**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
3olívares)

ɔ	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	110	311.437.703
	321.236 - 371.235	67	264.082.022
	371.236 - 421.235	548	2.656.128.038
	421.236 - 471.235		
	471.236 - 521.235	390	2.425.185.370
	521.236 - 571.235	231	1.514.149.318
	571.236 - 621.235		
	621.236 - 671.235	140	1.081.274.068
	671.236 - 721.235	183	1.559.893.269
	721.236 - 771.235		
	771.236 - 821.235		
	821.236 - 871.235	503	5.195.040.902
	871.236 - 921.235		
	921.236 - 971.235	202	2.315.048.228
	971.236 - 1.021.235	125	1.467.051.145
	1.021.236 - 1.071.235	562	7.140.158.781
	1.071.236 - MAS	1.258	24.093.282.248
	TOTAL	**4.319**	**50.022.731.092**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235	643	3.156.334.596
IV	421.236 - 471.235	503	2.814.852.520
V	471.236 - 521.235	271	1.681.156.768
VI	521.236 - 571.235		
VII	571.236 - 621.235		
/III	621.236 - 671.235		
IX	671.236 - 721.235	34	280.493.183
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235		
‹III	871.236 - 921.235		
‹IV	921.236 - 971.235		
XV	971.236 - 1.021.235		
‹VI	1.021.236 - 1.071.235		
:VII	1.071.236 - MAS		
	TOTAL	**1.451**	**7.932.837.067**

.ASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
ı Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
ente	**998**	**42.112.122.015**
Jubilado	886	39.916.664.604
Pensionado	112	2.195.457.411
ıinistrativo	**1.158**	**19.705.454.492**
Profesional y Técnico	134	3.891.271.854
Jubilado	123	3.763.862.925
Pensionado	11	127.408.929
Apoyo	1.024	15.814.182.638
Jubilado	889	14.410.770.233
Pensionado	135	1.403.412.405
ɜro	**957**	**7.514.367.523**
Jubilado	734	6.327.063.721
Pensionado	223	1.187.303.802
AL	**3.113**	**69.331.944.030**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

RAMAS POR PARTIDAS

01	02	03	04	05	06	TOTAL
67.568.530.134	4.854.740.769	3.086.604.694	92.536.675.750	3.437.865.878		**171.484.417.225**
3.198.432.637	575.063.084	1.036.543.799	9.820.336.560	548.942.942		**15.179.319.022**
4.441.127.130	1.096.974.361	1.049.935.310	19.480.937.414	504.754.150		**26.573.728.365**
1.871.196.502	2.105.383.304	396.063.523	4.193.305.895	315.481.253		**8.881.430.477**
					1.100.000.000	**1.100.000.000**
					28.180.510.284	**28.180.510.284**
2.262.465.027	1.080.269.368	426.093.047	7.312.928.202		70.874.247.351	**81.956.002.995**
79.341.751.430	**9.712.430.886**	**5.995.240.373**	**133.344.183.821**	**4.807.044.223**	**100.154.757.635**	**333.355.408.368**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

RAMAS

IO	Denominación	Presupuesto 2005
	Enseñanza	79.341.751.430
	Investigación	9.712.430.886
	Extensión	5.995.240.373
	Actividades Centrales	133.344.183.821
	Actividades Comunes	4.807.044.223
	No Asignables a Programas	100.154.757.635
	TOTAL	**333.355.408.368**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

DAS

IO	Denominación	Presupuesto 2005
	Gastos de Personal	171.484.417.225
	Materiales y Suministros	15.179.319.022
	Servicios no Personales	26.573.728.365
	Activos Reales	8.881.430.477
	Activos Financieros	1.100.000.000
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	28.180.510.284
	Transferencias	81.956.002.995
	TOTAL	**333.355.408.368**

CAPITULO III

)ENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
ı Bolívares)

Denominación	Presupuesto 2005
ıenta Corriente	
A. Ingresos Corrientes	**333.355.408.368**
Transferencias Para Financiar Gastos Corrientes	333.132.608.368
Del Sector Privado	3.000.000.000
Aporte Fondo de Jubilaciones y Pensiones Para el Personal Docente	3.000.000.000
Del Sector Público	330.132.608.368
De la Administración Central	330.117.608.368
Recursos Ordinarios	317.936.268.619
Otras Fuentes de Financiamiento	12.181.339.749
De Gobiernos Estadales	15.000.000
Ingresos por Actividades Propias	222.800.000
Ingresos no Tributarios	222.800.000
Venta de Bienes y Servicios	222.800.000
B. Gastos Corrientes	**295.193.467.607**
Gastos de Consumo	213.237.464.612
Gastos de Personal	171.484.417.225
Materiales y Suministros	15.179.319.022
Servicios no Personales	26.573.728.365
Otros Gastos Corrientes	81.956.002.995
Transferencias	81.956.002.995
Transferencias Corrientes al Sector Privado	74.243.607.671
Becas y Ayudas Estudiantiles	3.390.956.914
Jubilaciones y Pensiones	66.653.290.674
Otras Transferencias al Sector Privado	4.199.360.083
Otras Transferencias Corriente Diversas	7.712.395.324
Otras Transferencias Corrientes	7.712.395.324
C. Resultado Económico : Ahorro/(Desahorro)	**38.161.940.761**
uenta Capital	
A. Recursos de Capital	**38.161.940.761**
Ahorro en la Cuenta Corriente	38.161.940.761
B. Gastos de Capital	**8.881.430.477**
Activos Reales	8.881.430.477
Adquisición de Maquinarias y Demás Equipos	8.881.430.477
C. Resultado Financiero : Superávit / (Déficit)	**29.280.510.284**
:uenta Financiera	
A. Recursos Financieros	**29.280.510.284**
Superávit Financiero	29.280.510.284
B. Aplicaciones Financieras	**29.280.510.284**
Activos Financieros	1.100.000.000
Adquisición de Inversiones Financieras	1.100.000.000
Pasivos Financieros	28.180.510.284
Servicio de la Deuda y Disminución de Otros Pasivos	28.180.510.284
Disminución de Cuentas y Efectos a Pagar	2.952.109.177
Disminución de Otros Pasivos Circulantes	25.228.401.107

A0083
Universidad de Los Andes (ULA)

IIVERSIDAD DE LOS ANDES (ULA)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad de Los Andes (ULA) es fundamentalmente una comunidad de intereses espirituales que ıe a profesores y estudiantes en la tarea de buscar la verdad y afianzar los valores trascendentales del hombre, rta a todas las corrientes del pensamiento universal.

Es una Institución nacional de educación superior, pública y autónoma, al servicio de la Nación y le ɜsponde colaborar en la orientación de la vida de la región andina y del país mediante su contribución ectual en el esclarecimiento de los problemas y el desarrollo de los potenciales regionales y nacionales, zando una función rectora en la educación, la cultura, las artes y la ciencia, como parte del Sistema Nacional :ducación Superior.

Para cumplir esta misión, sus actividades se dirigirán a crear, asimilar, enseñar y difundir el saber tífico, tecnológico y humanístico, mediante la investigación, el desarrollo, la innovación, la docencia y la nsión, organizándose funcionalmente dentro de una estrecha coordinación con las demás instituciones del ːma a nivel nacional y de la región andina; con el fin de formar los equipos profesionales y técnicos que juzgue ɜsarios para el desarrollo y progreso de la Nación y la Región.

La Universidad de Los Andes tiene como ámbito de acción la región andina que incluye a los Estados da, Táchira y Trujillo, teniendo su sede principal en la ciudad de Mérida y núcleos en las ciudades de Trujillo y Cristóbal, pudiendo desarrollar sus actividades en otras regiones del país cuando su competencia sea erida o su propia iniciativa lo amerite.

Valores y Principios Rectores: para el cumplimiento de su misión, tendrá como principios la libertad, la igualdad, la solidaridad humana, la justicia social y la conciencia ambiental y como principales valores institucionales la excelencia, la productividad, la competitividad, la creatividad y la innovación, la ética, el respeto al ser humano y al medio ambiente, la sensibilidad social, el trabajo en equipo y la transparencia.

Visión: La Universidad de Los Andes es una institución en permanente proceso de cambio, transformación, crecimiento y desarrollo, fundamentada en la cultura de la calidad y excelencia, la planificación, la multidisciplinariedad e interdisciplinariedad y el liderazgo corporativo; con una estructura dinámica, desconcentrada, flexible, cuya autonomía académica, investigativa y de extensión propende al desarrollo del conocimiento y la solución de los problemas del entorno.

Estrategias Institucionales: En el marco de su Misión, para el ejercicio económico financiero 2005, la Universidad de Los Andes basa sus propósitos en estrategias y acciones, entre algunas de ellas las siguientes:

- Promover y propiciar, en todos los niveles de gestión universitaria, la cultura de planificación, seguimiento y evaluación de resultados. Contempla como directriz estratégica: Planificar, ejecutar y rendir cuentas.

- Formar profesionales de alta calidad, que respondan a criterios de pertinencia y compromiso social, lo cual constituye un aspecto esencial de la misión de la ULA. Considera como directrices: Evaluar y actualizar los programas docentes, que garanticen la formación de egresados capaces de adaptarse a los cambios constantes de la sociedad; mejorar los procesos de enseñanza-aprendizaje; fortalecer el postgrado; aplicar criterios que favorezcan la equidad y justicia social en el ingreso y permanencia de los estudiantes en la ULA; impulsar la formación y actualización del personal docente activo y el reconocimiento de la labor docente del personal jubilado.

- Mantener y consolidar la posición de liderazgo en el área de investigación, para lo cual la Universidad actualizará las políticas y lineamientos que orientan los procesos de investigación y, simultáneamente, potenciar sus fortalezas y competencias en la generación de conocimientos y en el desarrollo de los programas de postgrado. Sus directrices se centran en: investigar para generar, divulgar y aplicar el conocimiento y consolidar la actividad de Investigación.

- Redefinir la función de Extensión, como área prioritaria para el desarrollo armónico de una universidad integrada con su entorno, enmarcada en el concepto de cooperación para el desarrollo.

- Reconocer que el recurso humano (académico, administrativo y obrero) de la Universidad constituye el soporte fundamental para el desarrollo y desempeño de la actividad académica, sobre la cual gira los aspectos relacionados con: planes de estudio planta física, seguridad social y el soporte financiero que permita el logro de los objetivos. La directriz estratégica se centra en: rescatar la mística, compromiso y pertenencia a la ULA; administrar eficientemente el recurso humano y garantizar la previsión social.

- Generar políticas y desarrollar estrategias que permitan racionalizar los gastos, generar nuevas fuentes de financiamiento y optimizar los programas en curso, en este sentido se contempla como directriz planificar lo financiero; actualizar la administración universitaria; procurar fuentes alternas de financiamiento; promover la participación en las políticas financieras del Estado.

- Desarrollar políticas que promuevan el uso adecuado, extensivo y masivo de las tecnologías de información entre todos los miembros de la comunidad universitaria a través de directrices enmarcadas en: maximizar la utilización de las tecnologías de información y las telecomunicaciones de que dispone la Institución y desarrollar, implantar y mantener sistemas de información.

- Consolidar la planta física, su equipamiento y dotación, a fin de garantizar el cabal desempeño de las actividades académicas y administrativas, estableciendo como directriz estratégica el fortalecimiento y mantenimiento de la infraestructura física.

OBJETIVOS ESTRATÉGICOS

- Diseñar e implantar los cambios necesarios en la estructura organizativa que faciliten el proceso de planificación, el acceso a la información y que promuevan la participación, la sinergia y la evaluación de resultados.

- Asumir el Consejo de Planificación como instancia orientadora de las diversas materias relacionadas directa o indirectamente con la planificación, el presupuesto, los sistemas de dirección y sus instrumentos y todos aquellos aspectos que tengan incidencia en los problemas de desarrollo y gestión institucionales.

- Establecer un proceso de evaluación institucional permanente, estimulante y proactivo, orientado a optimizar sus políticas, que facilite el mejoramiento del desempeño del investigador, el docente, el estudiante y el trabajador universitario en general, como resultado de un clima estimulante con sentido de compromiso institucional.

- Participar activa y concertadamente en las instancias nacionales competentes de CNU-OPSU, a través del Sistema de Evaluación y Acreditación, (SEA), para el establecimiento de criterios e indicadores, para la evaluación y acreditación de los planes de estudio.

- Consolidar los sistemas de información de apoyo para la planificación, evaluación y control de gestión y rendición de cuentas.

- Modernizar el pregrado, adecuando la estructura curricular a las necesidades de la sociedad y del desarrollo del país, mediante un sistema de evaluación curricular que permita la revisión y actualización permanente de la estructura, los objetivos y los contenidos de los planes de estudio de pregrado y postgrado, facilitando la incorporación, en ellos, de los cambios requeridos por los avances tecnológicos, científicos y sociales, así como las nuevas demandas del país.

- Mejorar la calidad de la enseñanza de pregrado, mediante acciones sustentadas en la actualización y flexibilización de las estructuras curriculares de las carreras ofrecidas, motivando la implantación del "currículo abierto", que promueva la flexibilización del régimen de equivalencias y la adaptación de los pensa de estudio a las nuevas realidades, normando la estandarización de cursos y carreras.

- Desarrollar un programa de seguimiento de egresados a fin de involucrar su visión externa como insumo para la continua revisión de los planes de estudio, mediante la creación de la Fundación del Egresado.

- Aumentar el acceso de los alumnos a nuevos contenidos de apoyo a su formación mediante el uso de tecnologías multimedia y apoyar los estudios interactivos a distancia estimulando su ampliación y consolidación institucional para el fortalecimiento del pregrado, postgrado y la actualización académica.

- Garantizar que los recursos necesarios para el mantenimiento y actualización de bibliotecas, sean efectivamente provistos, diseñando un megaproyecto institucional para un gran sistema de bibliotecas con tecnología de punta.

- Auspiciar el desarrollo de nuevos postgrados y líneas de investigación como ejes fundamentales, a fin de enriquecer la oferta de postgrados, incrementando el número de estudiantes vinculados con proyectos de investigación.

- Estimular la acreditación de nuestros postgrados ante el CNU, fortalecer los acreditados y crear nuevos postgrados multidisciplinarios en áreas prioritarias y deficitarias y de gran demanda, así como fomentar la cooperación intra y extra institucional con los postgrados nacionales.

- Formular e implementar un proyecto de beca-trabajo para los estudiantes de postgrado, como mecanismo de captación de estudiantes talentosos y como vía para el fortalecimiento del postgrado.

- Contribuir en la ejecución de una óptima política de asistencia integral al estudiante, razón sustantiva de la Institución, corrigiendo las deficiencias en los programas sociales estudiantiles y diseñando programas que mejoren la calidad de vida del estudiante y que propicien su permanencia en la ULA hasta la exitosa culminación de sus estudios.

- Consolidar el programa Fray Juan Ramos de Lora como un valioso instrumento contra la exclusión de los sectores más desposeídos de la posibilidad de acceso al sistema de educación superior.

- Desarrollar políticas institucionales de formación de personal efectivas, coherentes, que aseguren a plenitud y de manera permanente el proceso formativo del recurso humano, partiendo de la consideración de sus aspectos relacionados, tales como: el ingreso del personal, la generación de relevo, los recursos financieros intra y extra universitarios y las jubilaciones.

- Desarrollar políticas dirigidas a la reincorporación de profesores jubilados altamente calificados, con establecimiento de incentivos, que permitan mantener e incorporar este recurso, e implementar programas relacionados, fundamentalmente, con la formación de la generación de relevo, la investigación, el postgrado, la gerencia académica y la asesoría.

- Propiciar la creación de empresas de investigación y desarrollo con participación del personal jubilado, como asesoría universitaria, para que éstos se inserten en los planes de transformación actuales.

- Apoyar, fortalecer y mejorar las políticas de investigación del Centro de Desarrollo Científico, Humanístico y Tecnológico (CDCHT), destinando una porción del presupuesto al financiamiento de líneas de investigación aplicadas en proyectos prioritarios y multidisciplinarios dirigidos a solucionar problemas de orden educacional, social, de salud y ambiental, en nuestro entorno regional y nacional.

- Estimular la participación de los estudiantes, en proyectos de investigación, a través de acciones pro-activas y vivencias prácticas, que contribuyan a mejorar su proceso de formación y promuevan su participación en la solución de problemas de la sociedad venezolana.

- Estimular la definición de líneas de investigación acordes con la demanda del entorno.

- Divulgar y promover el uso de los resultados de las investigaciones realizadas a través de publicaciones de reconocido prestigio y también más allá del ámbito científico.

- Incorporar la extensión como instrumento para la formación integral del estudiante a ser ejecutado por profesores, trabajadores y estudiantes, dirigido a resolver las necesidades de la sociedad.

- Consolidar los programas de desarrollo de la cultura, el arte, el deporte y la asistencia médico asistencial, en el ámbito universitario y de la comunidad en general y difundir su acción en esas áreas, acciones poco conocidas y de gran impacto en el ámbito regional.

- Fortalecer la política comunicacional, al interior y exterior de la Institución, que permita dar a conocer y promocionar las distintas actividades que realiza la Universidad y los resultados de su producción científica, técnica y artística, así como la interacción con las comunidades del entorno, utilizando plenamente los medios de difusión universitarios.

- Reformular la política editorial de la Institución, a objeto de hacerla cónsona con la trayectoria y calidad de la producción científica y tecnológica de la Universidad, con el fortalecimiento del Consejo de Publicaciones y transformarlo en un instrumento ágil de la política editorial de la Universidad, con el propósito de servir de estímulo y canal de expresión de la actividad académica productiva del profesorado y, ofrecer al estudiantado la ayuda del material bibliográfico requerido para mejorar su rendimiento.

- Mantener y consolidar la Feria del Libro Universitario mediante la evaluación de la experiencia acumulada, recabando la ayuda de quienes han participado en su concepción e implementación y, la institucionalización de una comisión académica permanente de alto nivel que le de continuidad a esta importante iniciativa.

- Apoyar el desarrollo del Centro Interdisciplinario de Desarrollo Rural de la Universidad de Los Andes en la Zona Sur del Lago de Maracaibo como visión integral de los conocimientos y haberes universitarios vinculados a la zona en referencia, en virtud de ser el primer centro de extensión universitaria en Venezuela, apoyado en la docencia y la investigación y que integra los núcleos de Mérida, Táchira y Trujillo.

- Respaldar la previsión social a fin de contrarrestar el efecto del deterioro socioeconómico sobre la comunidad universitaria, reforzando y capitalizando los fondos de jubilación, pensiones de profesores y empleados, así como las cajas de ahorro, de ambos sectores, entre otros.

- Optimizar y racionalizar el uso de los recursos financieros, coadyuvando al logro de los objetivos previstos en los planes de desarrollo y planes operativos.

- Modernizar los sistemas administrativos.

- Impulsar la digitalización de archivos, utilizando en forma intensiva las nuevas herramientas tecnológicas, a fin de que la Institución cuente con una memoria histórica consolidada.

- Promover alianzas estratégicas con el sector privado, nacional y regional, para la creación y gestión de empresas.

- Aprovechar eficientemente los terrenos y áreas disponibles con que cuenta la Universidad a través del desarrollo de un proyecto de zona rental.

- Optimizar la utilización de recursos tele-informáticos en todas las áreas del quehacer universitario.

- Desarrollar un sistema de información académica que permita mantener actualizada la información integral de preinscritos, admitidos, estudiantes regulares y egresados, tanto de pregrado como de postgrado.

- Desarrollar el Sistema de información Geo-espacial de planta física, que permita registrar, planificar y reorganizar los espacios de manera más eficiente y equitativa.
- Desarrollar un sistema de indicadores basado en los sistemas de información que permita, además de soportar y justificar la acción a tomar, estimar la inversión necesaria y los recursos involucrados.
- Desarrollar políticas audaces de conservación, mantenimiento, acondicionamiento y embellecimiento de la planta física, que contemplen el establecimiento de programas eficientes y continuos para el mantenimiento preventivo y correctivo de la infraestructura física, instalaciones, equipos, mobiliario y zonas verdes.
- Propiciar acuerdos con organismos nacionales y multilaterales, a fin de obtener recursos para la ejecución de obras de infraestructura prioritarias en ejecución y por ejecutar.

Los lineamientos generales para la formulación del Plan Operativo Institucional para el ejercicio económico ıciero 2005 presentados en este documento, se desprenden de aquellos objetivos que se han considerado ;os o prioritarios de alcanzar; los mismos pretenden sentar las bases para orientar el plan de la Universidad de Andes. Estas propuestas las presenta la Dirección General de Planificación y Desarrollo en el marco de una n sintética, a la consideración del equipo rectoral a objeto de que posteriormente sean del conocimiento del ɜejo Universitario.

De esta manera, los lineamientos generales para la formulación del Plan de Gestión que aquí se entan, habrán de servir de marco referencial para una gestión estratégicamente sustentada vinculando la ificación, la ejecución el control y la rendición de cuentas, tal como lo indica la cultura de la planificación y los erimientos legales: Ley Orgánica de Planificación, Ley Orgánica de la Administración Financiera del Sector ico, Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, Ley ınica de Administración Pública, Ley Contra la Corrupción, Reglamentos y demás normas vigentes.

.ITICA DE GASTOS

Los créditos presupuestarios asignados a la nueva estructura programática de la Universidad de Los ɜs para el ejercicio económico-financiero 2005, permite el financiamiento de los gastos e inversión en que ·re la Institución para el cumplimiento de sus objetivos y metas en materia de enseñanza, investigación, nsión y gestión administrativa.

La distribución presupuestaria a nivel de programas garantizará la prosecución académica que adelanta Institución en su función rectora de la educación, la cultura y la ciencia; guiada por la directriz estratégica que ıporta y la identifica.

Asegurar la equidad en el acceso y en el desempeño estudiantil a una Educación Superior de calidad, con nencia social, para alumnos de pregrado (37.229), nuevo ingreso (7.150), postgrado (3.053) y nuevo ingreso ıostgrado (267), requiere de la provisión de cuantiosos recursos; que manejados o administrados racional y ɜramente, hacen posible que la acción educativa pueda cumplir con éxito sus objetivos y programas, en un ɜxto signado por un incremento sostenido de la demanda estudiantil.

Enseñar y difundir el saber científico, tecnológico y humanístico constituye la esencia o razón de ser de la ersidad de Los Andes; en tal sentido, tiene previsto desarrollar y financiar 478 proyectos de investigación en ⅃istintas áreas del conocimiento, fortalecer e incrementar el liderazgo científico a un número de 1.000 ɜtigadores, bajo la dirección y coordinación del Consejo de Desarrollo Científico, Humanístico y Tecnológico ƆHT).

La extensión, como área prioritaria para el desarrollo armónico de la Universidad integrada con su entorno, ; como norte la concertación de actividades y programas compensatorios y de cooperación institucional, ⅃ose como metas continuar con el desarrollo de programas de 21 disciplinas deportivas, realizar cursos, las, talleres a través de las Facultades, apoyar fundaciones y asociaciones civiles sin fines de lucro de carácter tico-cultural de la región, mantener la Feria Internacional del Libro, consolidar los programas de desarrollo de ıltura, el arte, la atención médico asistencial en el ámbito universitario y de la comunidad en general.

La Universidad de Los Andes en su afán por cumplir su misión, orienta parte de sus gastos al desempeño ·trativo y de servicio a fin de preservar las condiciones socio económicas de vivienda, salud y seguridad ntribuyen al rendimiento estudiantil y fortalecer la calidad académica y administrativa de la Institución. ›nte, destina recursos presupuestarios a la inversión en materia de conservación, ampliación, imiento, acondicionamiento y desarrollo de la infraestructura física, dotación y adquisición de mobiliario y ; relacionados con los programas fundamentales del Plan Operativo Institucional.

Proyectos de acción del año 2005: Enmarcado dentro de las estrategias y objetivos institucionales antes ›s, se ubican los siguientes proyectos según programas:

ANZA

Dentro de este programa la Institución se propone, para el año 2005, la capacitación integral del estudiante en los niveles de pregrado, postgrado y especial, adecuando los curricula a las necesidades actuales de interés nacional, regional o local, mediante la evaluación continua y permanente, conforme a los cambios que las innovaciones tecnológicas y educativas exigen; cubrir los costos de enseñanza de pregrado de un contingente de 37.229 alumnos y 3.053 alumnos de postgrado.

Diversificar la oferta de carreras cortas a nivel pregrado en las que se encuentran el proyecto de creación de la carrera de Técnico Superior en Inspección Sanitaria adscrita a la Facultad de Medicina, actualmente en la fase de culminación del proceso de formulación y pendiente de su aprobación, revisión del estudio de factibilidad económico financiera del proyecto de creación de la carrera Ingeniería de la Producción en Agro-sistemas en el núcleo de Trujillo.

Diversificar la oferta de postgrado acorde a las necesidades y demanda de la región y del país; mejorar la calidad de la enseñanza mediante el mantenimiento de programas de formación y actualización del docente universitario; redefinición de la pertinencia, actualización y eficacia de las carreras de pregrado y los programas de postgrado; definición de parámetros que determinan tamaños óptimos de matricula basado en la disponibilidad de recursos humanos e infraestructura.

'IGACIÓN

La Universidad de los Andes se propone apoyar la investigación en los niveles de pregrado, postgrado y educación especial que contribuyen a la creación, asimilación y difusión de conocimientos e innovaciones técnicas ligados al proceso de enseñanza y de extensión.

Activación de los convenios interinstitucionales en pro de la investigación; apoyo financiero para estimular y promover la investigación y la participación en actividades y eventos de carácter científico; difusión y divulgación de los resultados logrados en descubrimientos y avances; publicación de artículos científicos en revistas y libros especializados; premiación estimulo al investigador; fortalecimiento y dotación de laboratorios y mantenimiento y reparación de grandes equipos.

3IÓN

La Universidad de Los Andes persigue la concertación de programas compensatorios y de cooperación institucional, así como la gestión de coordinación de los mismos utilizando plenamente los medios de difusión universitarios, divulgando la actividad académica, la actividad deportiva – cultural, la medico asistencial y la actividad de investigación universitaria ; consolidando programas de desarrollo de la cultura, el arte y el deporte en el ámbito universitario y de la comunidad en general, apoyando las iniciativas y actividades de las fundaciones, asociaciones civiles sin fines de lucro, organizaciones no gubernamentales, entre otras.

Culminar la fase de formulación del proyecto del Centro Interdisciplinario de Desarrollo Rural en la Zona Sur del Lago de Maracaibo, así como su discusión y aprobación.

)GRAMAS DE ACTIVIDADES CENTRALES, COMUNES Y NO ASIGNABLES A PROGRAMAS:

Comprende la gestión y administración de los factores que intervienen en la producción del servicio de la educación, con la finalidad de garantizar de manera óptima la inversión educativa que realiza el Estado a través de la Universidad.

Crear conciencia en torno a la necesidad de modificar la estructura organizativa de algunas dependencias universitarias, simplificar procesos administrativos; priorizar funciones de docencia, investigación y extensión por encima de las administrativas propiamente dichas.

Formular, ejecutar y evaluar los planes operativos institucionales y el presupuesto de ingresos y gastos anuales; la reestructuración de los sistemas de empresas universitarias.

Continuar el diseño e implementación de un sistema de información administrativa único; discutir y aprobar proyectos de sistemas de evaluación del desempeño y de adiestramiento del personal administrativo, técnico y de servicio; establecer acuerdos con los gremios para incrementar la cobertura de los seguros de vida y HCM; reformulación de la política editorial de ULA.

Continuar con la implantación del Sistema de Evaluación y Acreditación universitaria; fortalecer los medios telemáticos existentes a fin de mantener informada toda la comunidad sobre las acciones del quehacer universitario.

Apoyar la producción de los programas de enseñanza, investigación y extensión a través de proyectos de investigación básica y aplicada en la ciencia de los animales de laboratorio (bioterios).

Coordinar las actividades y procesos relacionados con los servicios bibliotecarios y de documentación de la institución con la finalidad de brindar un adecuado y eficiente apoyo a las funciones académicas.

Garantizar a la comunidad universitaria el acceso a la documentación e información que permite el desarrollo del estudio, la docencia y la investigación universitaria en el área e la ciencia y la tecnología.

Garantizar el cumplimiento del pago oportuno de las obligaciones contraídas por la institución con el personal docente jubilado y pensionado, deuda con el personal universitario y deudas con proveedores, adquiridas en años anteriores.

Las previsiones presupuestarias en las partidas del gasto son las siguientes:

RSONAL

La recurrencia de los gastos de nómina del personal activo a doce meses, utilizando como base el registro de cargos 2004, actualizado con los cargos con la disponibilidad presupuestaria del monto asignado para recursos humanos en el presupuesto 2005, la incidencia por crecimiento natural en los ascensos en el escalafón docente, antigüedad de los titulares y auxiliares docentes categoría V a dedicación exclusiva y tiempo completo y 1.5 del personal obrero y administrativo. El 100 % del bono vacacional, el aguinaldo y los aportes patronales referidos a las cajas de ahorro, fondo de jubilaciones y ahorro habitacional del personal activo. La recurrencia ajustada de los beneficios socioeconómicos del personal activo derivados de los acuerdos federativos del personal docente, administrativo y obrero y la normativa laboral del personal obrero a doce meses. Cesta ticket del personal docente, administrativo y obrero.

,STOS DE FUNCIONAMIENTO

Materiales fungibles, contratos de servicio, viáticos, pasajes, servicios básicos, seguros y otros se presupuestaron a doce meses utilizando como base la recurrencia del 2004 mas un incremento del 31,6 %. Se aplicó para los gastos en el exterior el incremento por diferencial cambiario, aprobado en la distribución de la cuota presupuestaria para el año 2005 de 2.150 Bs./$.

- Deuda Institucional: Contiene previsiones para cancelar compromisos de ejercicios anteriores relacionados con gastos de personal (ascensos, ajustes de sueldos, escalafón, etc.) y renglones como fideicomiso obrero, 8,5% a cuenta de intereses sobre prestaciones sociales y anticipos de prestaciones sociales.

- Transferencias: La incidencia de los gastos de nómina a 12 meses del personal jubilado y pensionado; utilizando como base el registro de cargos inicial del 2004 mas los nuevos jubilados y pensionados actualizado con la aplicación del incremento contemplado en las normas de homologación 2003 – 2004. El 100 % de bono vacacional, aguinaldo y aportes patronales del personal jubilado y pensionado. La recurrencia ajustada de los beneficios socioeconómicos del personal jubilado y pensionado. Becas y gastos médicos estudiantiles a doce meses. Aporte del Ejecutivo Nacional para garantizar los gastos de funcionamiento del CIDIAT.

ᑕA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE

La Universidad de Los Andes para cumplir su misión, orientará sus actividades a crear, asimilar, enseñar y el saber científico, tecnológico y humanístico, mediante la investigación, el desarrollo, la innovación, la a y la extensión cuyo ámbito de acción es la región andina que incluye a los estados Mérida, Táchira y pudiendo desarrollar sus actividades en otras regiones del país cuando su competencia sea requerida o su niciativa lo amerite.

En tal sentido, para el ejercicio fiscal 2005, estima cubrir la atención de 37.229 alumnos en el pregrado, a oferta de 59 carreras en las distintas áreas del conocimiento, que incluyen carreras cortas y carreras Para ello se prevé la incorporación de 7.150 nuevos alumnos de pregrado y egresar 3.909 profesionales de ón superior. En cuanto al postgrado, a través de 136 programas activos, la institución estima atender 3.053 ntes con una incorporación de 267 nuevos alumnos y egresar 320 postgraduados.

En cuanto al programa de investigación, las Facultades y Núcleos proyectaron el desarrollo de 3.227 os de investigación en las distintas áreas del conocimiento.

La consolidación de los programas de desarrollo de la cultura, el arte, el deporte y la atención médico cial en el ámbito de la comunidad en general constituye un objetivo estratégico institucional; se propone de ma mantener el desarrollo de programas deportivos en 21 disciplinas, ofrecer 1.444 cursos, charlas, talleres eventos a través de las Facultades y Núcleos.

En el programa actividades comunes, destaca la atención socioeconómica integral que se debe prestar al nte a fin de lograr su adaptación al medio social que lo rodea y a la Universidad; de esta manera se estima 2.308.100 cubiertos estudiantiles a través de los distintos comedores ubicados en los Núcleos Mérida, y Trujillo; movilizar 1.402.500 alumnos a través de las distintas rutas estudiantiles; garantizar el miento de las residencias estudiantiles con la atención de 1.200 usuarios; beneficiar a través de los s programas de becas estudiantiles a 4.186 alumnos y ofrecer atención psicopedagógica a 7.850 ntes.

El programa actividades comunes contempla la atención a los estudiantes y otros usuarios a través de los s Bibliotecarios en las distintas áreas del conocimiento, estimando atender un total de 1.615.800 consultas rial bibliohemerográfico.

Respaldar la previsión social a fin de contrarrestar el efecto del deterioro socioeconómico sobre la lad universitaria, reforzando y capitalizando los fondos de jubilación, pensiones de profesores y empleados, ye un objetivo estratégico institucional, para lo cual la institución prevé cubrir los fondos de pensiones y nes a un total de 2.501 profesores y 2.500 empleados administrativos, técnicos y obreros.

CAPITULO I

?ESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
n Bolívares)

Denominación	Presupuesto 2005
esos Corrientes	**404.503.543.662**
Transferencias Para Financiar Gastos Corrientes	385.511.985.329
Del Sector Privado	3.596.311.625
Del Sector Público	381.915.673.704
ngresos por Actividades Propias	13.886.358.815
Ingresos no Tributarios	13.886.358.815
Otros Ingresos Corrientes	5.105.199.518
Ingresos de la Propiedad	3.681.199.518
Otros Ingresos Diversos	1.424.000.000
ursos de Capital	**43.000.000**
/enta de Activos Fijos	43.000.000
ursos Financieros	**1.339.820.000**
Activos Financieros	1.339.820.000
Disminución de Caja y Bancos	1.189.820.000
Recuperación de Préstamos	150.000.000
'AL	**405.886.363.662**

CAPITULO II

?ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
1 Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**347.199.045.532**
iastos de Consumo	223.815.606.165
Gastos de Personal	181.487.153.420
Materiales y Suministros	22.823.666.914
Servicios no Personales	19.504.785.831
ıtros Gastos Corrientes	123.383.439.367
Transferencias	123.383.439.367
Transferencias Corrientes al Sector Privado	58.161.904.064
Transferencias Corrientes al Sector Público	20.529.441
Otras Transferencias	65.201.005.862
tos de Capital	**12.279.504.295**
ctivos Reales	12.008.657.958
Repuestos y Reparaciones Mayores	419.475.400
Adquisición de Maquinarias y Demás Equipos	9.788.939.508
Obras de Infraestructuras - Estudios y Proyectos	622.410.285
Otros Activos Reales	1.177.832.765
ctivos Intangibles	70.026.337
iastos Capitalizables	200.820.000
Transferencias	200.820.000
:aciones Financieras	**46.407.813.835**

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
ˈos Financieros	1.195.000.000
;oncesión de Préstamos	615.000.000
ˌdquisición de Inversiones Financieras	580.000.000
vos Financieros	45.212.813.835
;ervicio de la Deuda Pública y Disminución de Otros Pasivos	45.212.813.835
Disminución de Cuentas y Efectos a Pagar	45.150.813.835
Disminución de Otros Pasivos no Circulantes	62.000.000
	405.886.363.662

AS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
la de Pregrado	Alumno	37.229
la de Postgrado	Alumno	3.053
dos de Pregrado	Egresado	3.909
dos de Postgrado	Egresado	320
ıdes de Investigación	Proyecto	3.227
ıdes de Extensión	Curso, Taller, Seminario y/o Charla	1.444
cia Socioeconómica al Estudiante	Becario	4.186

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**5.706**	**71.392.901.020**
ˈectivo	158	517.392.588
ɔfesional y Técnico	1.125	14.916.683.580
lministrativo	937	6.019.146.936
ıcente	2.170	41.768.171.281
ɔrero	1.316	8.171.506.635
al Fijo a Tiempo Parcial	**129**	**785.088.939**
ɔfesional y Técnico	85	591.988.277
lministrativo	26	71.980.462
ıcente	18	121.120.200
al Contratado	**495**	**2.638.181.784**
ɔfesional y Técnico	2	19.337.448
ıcente	493	2.618.844.336
.	**6.330**	**74.816.171.743**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	339	913.587.730
II	321.236 - 371.235	35	138.247.266
III	371.236 - 421.235	136	638.589.786
IV	421.236 - 471.235	210	1.120.775.800
V	471.236 - 521.235	256	1.534.480.006
VI	521.236 - 571.235	238	1.560.164.059
VII	571.236 - 621.235	204	1.456.060.680
/III	621.236 - 671.235	255	1.977.264.158
IX	671.236 - 721.235	135	1.126.755.582
X	721.236 - 771.235	221	1.993.905.558
XI	771.236 - 821.235	95	906.512.142
XII	821.236 - 871.235	93	932.563.346
‹III	871.236 - 921.235	138	1.473.614.974
‹IV	921.236 - 971.235	142	1.612.989.644
XV	971.236 - 1.021.235	32	383.243.476
‹VI	1.021.236 - 1.071.235	88	1.097.306.086
:VII	1.071.236 - MAS	2.397	47.778.604.815
	TOTAL	**5.014**	**66.644.665.108**

.ASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
ı Bolívares)

rupo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235	37	87.932.713
II	321.236 - 371.235	7	31.047.396
III	371.236 - 421.235	90	433.711.240
IV	421.236 - 471.235	257	1.381.557.157
V	471.236 - 521.235	277	1.646.930.893
VI	521.236 - 571.235	266	1.751.237.684
VII	571.236 - 621.235	239	1.701.268.931
/III	621.236 - 671.235	95	727.954.821
IX	671.236 - 721.235	33	275.377.224
X	721.236 - 771.235	14	124.807.460
XI	771.236 - 821.235	1	9.681.116
XII	821.236 - 871.235		
‹III	871.236 - 921.235		
‹IV	921.236 - 971.235		
XV	971.236 - 1.021.235		
‹VI	1.021.236 - 1.071.235		
:VII	1.071.236 - MAS		
	TOTAL	**1.316**	**8.171.506.635**

SIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
3olívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
:e	**1.430**	**64.185.328.785**
›ilado	1.415	63.851.436.895
ısionado	15	333.891.890
strativo	**1.495**	**24.974.055.694**
›fesional y Técnico	874	16.855.347.034
Jubilado	847	16.412.064.924
Pensionado	27	443.282.110
ɔyo	621	8.118.708.660
Jubilado	587	7.732.666.854
Pensionado	34	386.041.806
	893	**8.654.778.212**
›ilado	831	8.127.758.870
ısionado	62	527.019.342
	3.818	**97.814.162.691**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

ʞAMAS POR PARTIDAS

01	02	03	04	05	06	TOTAL
97.532.409.354	8.596.672.697	2.032.236.541	68.158.511.101	4.588.078.579	579.245.148	**181.487.153.420**
3.720.522.757	1.476.187.709	922.104.766	16.520.332.022	184.519.660		**22.823.666.914**
2.976.566.897	2.270.865.082	1.838.690.908	12.256.054.642	162.608.302		**19.504.785.831**
1.773.475.712	1.854.571.118	71.516.821	4.615.677.693	3.763.442.951		**12.078.684.295**
			1.195.000.000			**1.195.000.000**
			26.267.726.690		18.945.087.145	**45.212.813.835**
5.332.662.150	6.750.923.459	600.623.828	9.706.184.313	16.398.150	101.177.467.467	**123.584.259.367**
111.335.636.870	**20.949.220.065**	**5.465.172.864**	**138.719.486.461**	**8.715.047.642**	**120.701.799.760**	**405.886.363.662**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

ʞAMAS

ʝo	Denominación	Presupuesto 2005
	Enseñanza	111.335.636.870
	Investigación	20.949.220.065
	Extensión	5.465.172.864
	Actividades Centrales	138.719.486.461
	Actividades Comunes	8.715.047.642
	No Asignables a Programas	120.701.799.760
	TOTAL	**405.886.363.662**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
n Bolívares)

ꞦTIDAS

ɔ̃digo	Denominación	Presupuesto 2005
I.01	Gastos de Personal	181.487.153.420
I.02	Materiales y Suministros	22.823.666.914
I.03	Servicios no Personales	19.504.785.831
I.04	Activos Reales	12.078.684.295
I.05	Activos Financieros	1.195.000.000
I.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	45.212.813.835
I.07	Transferencias	123.584.259.367
	TOTAL	**405.886.363.662**

CAPITULO III

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
n Bolívares)

Denominación	Presupuesto 2005
ıenta Corriente	
A. Ingresos Corrientes	**404.503.543.662**
Transferencias Para Financiar Gastos Corrientes	385.511.985.329
Del Sector Privado	3.596.311.625
Fondo de Profesores de la Universidad de los Andes	2.949.173.515
Fondo de Jubilación de los Trabajadores de la Universidad de los Andes	647.138.110
Del Sector Público	381.915.673.704
De la Administración Central	381.715.673.704
Recursos Ordinarios	367.630.365.344
Otras Fuentes de Financiamiento	14.085.308.360
De Entes Descentralizados	200.000.000
Ingresos por Actividades Propias	13.886.358.815
Ingresos no Tributarios	13.886.358.815
Venta de Bienes y Servicios	13.886.358.815
Otros Ingresos Corrientes	5.105.199.518
Ingresos de la Propiedad	3.681.199.518
Intereses por Dinero en Depósitos	3.175.233.518
Otros Ingresos de la Propiedad	505.966.000
Utilidades por Inversiones en Empresas	70.000.000
Arrendamiento de Bienes Muebles e Inmuebles	435.966.000
Otros Ingresos Diversos	1.424.000.000
B. Gastos Corrientes	**347.199.045.532**
Gastos de Consumo	223.815.606.165
Gastos de Personal	181.487.153.420
Materiales y Suministros	22.823.666.914
Servicios no Personales	19.504.785.831
Otros Gastos Corrientes	123.383.439.367
Transferencias	123.383.439.367
Transferencias Corrientes al Sector Privado	58.161.904.064
Pensiones	922.539.571
Jubilaciones	47.835.809.953

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
Becas Universitarias	5.192.705.723
Aporte Grupos Culturales	237.207.885
Otras Transferencias Corrientes al Sector Privado	3.973.640.932
Transferencias Corrientes al Sector Público	20.529.441
Unidad de Cuidados Intensivos Hospital Universitario de los Andes	583.601
Fundación Rita Camacho	19.945.840
Otras Transferencias Corriente Diversas	65.201.005.862
Asistencia Social al Personal Pensionado	746.109.848
Asistencia Social al Personal Jubilado	47.697.818.915
Pensiones por Vejez, Viudez y Orfandad	4.918.452.720
Transferencias Corrientes Diversas	11.838.624.379
Resultado Económico : Ahorro/(Desahorro)	**57.304.498.130**
ıta Capital	
Recursos de Capital	**57.347.498.130**
Ahorro en la Cuenta Corriente	57.304.498.130
Venta de Activos Fijos	43.000.000
3astos de Capital	**12.279.504.295**
Activos Reales	12.008.657.958
Repuestos y Reparaciones Mayores	419.475.400
Adquisición de Maquinarias y Demás Equipos	9.788.939.508
Obras de Infraestructura	622.410.285
Otros Activos Reales	1.177.832.765
Activos Intangibles	70.026.337
Gastos Capitalizables	200.820.000
Transferencias	200.820.000
Resultado Financiero : Superávit / (Déficit)	**45.067.993.835**
ıta Financiera	
Recursos Financieros	**46.407.813.835**
Activos Financieros	1.339.820.000
Disminución de Cajas y Bancos	1.189.820.000
Recuperación de Préstamos	150.000.000
Superávit Financiero	45.067.993.835
\plicaciones Financieras	**46.407.813.835**
Activos Financieros	1.195.000.000
Concesión de Préstamos	615.000.000
Adquisición de Inversiones Financieras	580.000.000
Pasivos Financieros	45.212.813.835
Servicio de la Deuda y Disminución de Otros Pasivos	45.212.813.835
Disminución de Cuentas y Efectos a Pagar	45.150.813.835
Disminución de Otros Pasivos no Circulantes	62.000.000

A0084

Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)

IVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS CENTRALES MULO GALLEGOS (UNERG)

ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Nacional Experimental de los Llanos Centrales "Rómulo Gallegos", (UNERG), enmarcada a política del Gobierno Nacional en materia educativa y en correspondencia con la Constitución de la ública Bolivariana de Venezuela, se ha propuesto hacer de la educación en el Estado Guárico un derecho, en ie se permita el acceso a un sin número de estudiantes a la Educación Superior, eliminando las elites y los egios, haciendo de la educación superior un medio de desarrollo económico, político y social en el Estado y en ona Central del País.

La UNERG, ha ejercido sus actividades abriéndose a las comunidades con la apertura de nuevos núcleos ersitarios a nivel de los municipios y carreras que amplíen el campo de conocimiento, manteniendo los ;ipios fundamentales a través de la enseñanza, investigación y extensión.

La evaluación constante de los indicadores alertarán y harán posible la corrección las posibles ʼiaciones en los procesos; mejorando la gestión y cuentas institucionales.

El presupuesto no puede ser un mecanismo de acción rígida, debe establecer alternativas factibles endiendo de los requerimientos, revisión de políticas y logros de años anteriores para mejorar los futuros.

Así mismo, los presupuestos universitarios enmarcados en los planes operativos, originan las fuerzas ılsoras para facilitar la consecución de nuevas metas; ésta es la base del argumento a favor de los upuestos variables o flexibles, que impiden que se encasillen las operaciones pertinentes, reflejando de era precisa la distribución de recursos.

ETIVOS INSTITUCIONALES

De la misión y visión de la Universidad se derivan los siguientes objetivos institucionales:

Formar profesionales universitarios en el área científica, tecnológica en ciencias puras y aplicadas y en otras áreas del saber a nivel de pre-grado y postgrado, en diferentes especialidades y menciones con el fin de que sean incorporados al desarrollo tecnológico del sector productivo del país en todas sus fases: investigación; desarrollo; innovación; planificación; diseño; dirección; operación y mantenimiento.

Fortalecer la integración entre la universidad, las empresas, los organismos del estado y la comunidad, a los fines de cooperar en la realización de proyectos que permitan el desarrollo, la aplicación y la transferencia del conocimiento.

Desarrollar programas de investigación en ciencia, tecnología y otras áreas del saber que estimulen el talento y la inventiva de las personas que hacen vida en la Universidad, orientados por necesidades prioritarias de carácter local, regional, nacional y universal.

CAPITULO I

SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
ɪs Corrientes	**49.609.117.218**
ɪsferencias Para Financiar Gastos Corrientes	49.509.117.218
Del Sector Público	49.509.117.218
esos por Actividades Propias	100.000.000
Ingresos no Tributarios	100.000.000
os de Capital	**398.752.235**
ɜmento de la Depreciación y Amortización Acumulada, Previsiones y Otras ;ervas	398.752.235
os Financieros	**200.000.000**
vos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
	50.207.869.453

CAPITULO II

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
Corrientes	**43.321.094.515**
os de Consumo	37.469.247.875
astos de Personal	31.428.391.151
;ateriales y Suministros	1.113.701.711
ervicios no Personales	4.528.402.778
tros Gastos de Instituciones Descentralizadas	398.752.235
Depreciación y Amortización	398.752.235
; Gastos Corrientes	5.851.846.640
'ansferencias	5.851.846.640
Transferencias Corrientes al Sector Privado	5.851.846.640
de Capital	**1.989.961.173**
os Reales	1.989.961.173
epuestos y Reparaciones Mayores	478.877.957
dquisición de Maquinarias y Demás Equipos	1.511.083.216
iones Financieras	**4.896.813.765**
/os Financieros	4.896.813.765
ɜrvicio de la Deuda Pública y Disminución de Otros Pasivos	4.896.813.765
Disminución de Cuentas y Efectos a Pagar	2.276.641.210
Disminución de Otros Pasivos no Circulantes	2.620.172.555
	50.207.869.453

:TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
ícula de Pregrado	Alumno	21.420
ícula de Postgrado	Alumno	2.508
›sados de Pregrado	Egresado	1.372
›sados de Postgrado	Egresado	86
/idades de Investigación	Proyecto	24
/idades de Extensión	Curso, Taller, Seminario y/o Charla	16
tencia Socioeconómica al Estudiante	Becario	9.000

ASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
ı Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
;onal Fijo a Tiempo Completo	**795**	**9.618.869.618**
Directivo	68	1.438.786.704
Profesional y Técnico	202	2.470.846.980
Administrativo	126	813.347.592
Docente	246	3.908.840.400
Obrero	153	987.047.942
;onal Fijo a Tiempo Parcial	**280**	**1.777.765.041**
Profesional y Técnico	17	69.067.611
Administrativo	1	4.071.606
Docente	262	1.704.625.824
;onal Contratado	**832**	**5.112.818.651**
Directivo	5	112.281.324
Profesional y Técnico	73	813.956.388
Administrativo	75	398.348.016
Docente	594	3.421.864.428
Obrero	85	366.368.495
'AL	**1.907**	**16.509.453.310**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
Bolívares)

)	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	186	448.950.102
	321.236 - 371.235	128	500.139.750
	371.236 - 421.235	87	416.045.054
	421.236 - 471.235	110	577.962.545
	471.236 - 521.235	73	429.352.108
	521.236 - 571.235	70	458.882.422
	571.236 - 621.235	51	360.649.756
	621.236 - 671.235	263	2.053.518.424
	671.236 - 721.235	32	268.189.848
	721.236 - 771.235	127	1.157.474.800
	771.236 - 821.235	18	170.523.420
	821.236 - 871.235	24	243.557.400
	871.236 - 921.235	47	506.726.148
	921.236 - 971.235	35	398.124.576
	971.236 - 1.021.235	7	82.786.812
	1.021.236 - 1.071.235	57	710.444.748
	1.071.236 - MAS	354	6.372.708.960
	TOTAL	**1.669**	**15.156.036.873**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
Bolívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235	61	246.155.296
	371.236 - 421.235	20	96.391.341
	421.236 - 471.235	49	261.666.662
	471.236 - 521.235	37	218.883.163
	521.236 - 571.235	23	149.736.387
	571.236 - 621.235	14	100.970.066
	621.236 - 671.235	17	130.773.518
	671.236 - 721.235	9	74.417.510
	721.236 - 771.235	5	44.604.820
	771.236 - 821.235	2	19.474.432
	821.236 - 871.235	1	10.343.242
	871.236 - 921.235		
	921.236 - 971.235		
	971.236 - 1.021.235		
	1.021.236 - 1.071.235		
I	1.071.236 - MAS		
	TOTAL	**238**	**1.353.416.437**

.ASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
ı Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
ente	**42**	**1.292.203.416**
Jubilado	42	1.292.203.416
ıinistrativo	**70**	**680.316.702**
Profesional y Técnico	54	574.008.042
Jubilado	46	504.879.000
Pensionado	8	69.129.042
Apoyo	16	106.308.660
Jubilado	10	69.724.884
Pensionado	6	36.583.776
ero	**26**	**141.072.625**
Jubilado	22	125.432.474
Pensionado	4	15.640.151
'AL	**138**	**2.113.592.743**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
n Bolívares)

)GRAMAS POR PARTIDAS

go	01	02	03	04	05	06	TOTAL
)1	17.386.581.546	975.972.417	409.254.107	11.937.096.604	719.486.477		**31.428.391.151**
)2	193.697.720	331.157.165	193.074.089	362.076.144	33.696.593		**1.113.701.711**
)3	363.424.304	390.115.741	123.348.313	3.604.722.563	46.791.857		**4.528.402.778**
)4	699.313.636	625.866.942	69.275.000	371.309.199	224.196.396		**1.989.961.173**
)6				2.620.172.555		2.276.641.210	**4.896.813.765**
)7		432.680.875	9.600.000	1.906.602.031		3.502.963.734	**5.851.846.640**
)8						398.752.235	**398.752.235**
TAL	**18.643.017.206**	**2.755.793.140**	**804.551.509**	**20.801.979.096**	**1.024.171.323**	**6.178.357.179**	**50.207.869.453**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
n Bolívares)

)GRAMAS

›digo	Denominación	Presupuesto 2005
01	Enseñanza	18.643.017.206
02	Investigación	2.755.793.140
03	Extensión	804.551.509
04	Actividades Centrales	20.801.979.096
05	Actividades Comunes	1.024.171.323
06	No Asignables a Programas	6.178.357.179
	TOTAL	**50.207.869.453**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

IO	Denominación	Presupuesto 2005
	Gastos de Personal	31.428.391.151
	Materiales y Suministros	1.113.701.711
	Servicios no Personales	4.528.402.778
	Activos Reales	1.989.961.173
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.896.813.765
	Transferencias	5.851.846.640
	Otros Gastos de Instituciones Descentralizadas	398.752.235
	TOTAL	**50.207.869.453**

CAPITULO III

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
ta Corriente	
Ingresos Corrientes	**49.609.117.218**
Transferencias Para Financiar Gastos Corrientes	49.509.117.218
Del Sector Público	49.509.117.218
De la Administración Central	49.509.117.218
Recursos Ordinarios	47.682.230.793
Otras Fuentes de Financiamiento	1.826.886.425
Ingresos por Actividades Propias	100.000.000
Ingresos no Tributarios	100.000.000
Venta de Bienes y Servicios	100.000.000
Gastos Corrientes	**43.321.094.515**
Gastos de Consumo	37.469.247.875
Gastos de Personal	31.428.391.151
Materiales y Suministros	1.113.701.711
Servicios no Personales	4.528.402.778
Otros Gastos de Instituciones Descentralizadas	398.752.235
Depreciación y Amortización	398.752.235
Otros Gastos Corrientes	5.851.846.640
Transferencias	5.851.846.640
Transferencias Corrientes al Sector Privado	5.851.846.640
Transf. Corrientes al Sector Privado	3.377.444.494
Asistencia Social al Personal Pensionado	127.072.821
Asistencia Social al Personal Jubilado	1.700.222.555
Transf. Corrientes Diversas	647.106.770
Resultado Económico : Ahorro/(Desahorro)	**6.288.022.703**
ıta Capital	
Recursos de Capital	**6.686.774.938**
Ahorro en la Cuenta Corriente	6.288.022.703
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	398.752.235
Gastos de Capital	**1.989.961.173**
Activos Reales	1.989.961.173
Repuestos y Reparaciones Mayores	478.877.957
Adquisición de Maquinarias y Demás Equipos	1.511.083.216

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
n Bolívares)

Denominación	Presupuesto 2005
C. Resultado Financiero : Superávit / (Déficit)	**4.696.813.765**
:uenta Financiera	
A. Recursos Financieros	**4.896.813.765**
Activos Financieros	200.000.000
Disminución de Cajas y Bancos	200.000.000
Superávit Financiero	4.696.813.765
B. Aplicaciones Financieras	**4.896.813.765**
Pasivos Financieros	4.896.813.765
Servicio de la Deuda y Disminución de Otros Pasivos	4.896.813.765
Disminución de Cuentas y Efectos a Pagar	2.276.641.210
Disminución de Otros Pasivos no Circulantes	2.620.172.555

A0085

Universidad Nacional Experimental Rafael María Baralt (UNERMB)

IVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT IERMB)

ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Nacional Experimental "Rafael María Baralt" (UNERMB), inició actividades a comienzos del 1982, y cuyo objetivo es la formación de profesionales en los niveles de Pregrado y Postgrado, presentando oferta académica por áreas de conocimiento y carreras en especialidades como: gerencia industrial, cación, matemáticas y física e ingeniería mecánica para Pregrado; en el ámbito de Postgrado ofrece las ecialidades de gerencia de recursos humanos, gerencia financiera, administración de la educación básica y encia en educación superior, tendentes al desarrollo del país.

Acorde con su visión estratégica la UNERMB, se enrumba pro activamente en un proceso de transformación requiere de una planificación precisa para partir de realidades que dirijan sus logros futuros; de manera erente que permita interactuar entre los subsistemas internos, también entre nuestro sistema y el sistema rior, que sea viable en cuanto a la posibilidad de nuestras fortalezas y que permita atacar y disminuir las lidades y operativos a fin de lograr su implantación y lograr objetivos parciales y metas.

Hacia el alcance de los objetivos trazados la Universidad propone:

Incorporar el uso de todas las tecnologías tendentes a lograr resultados eficaces y eficientes en todas sus actividades.

Lograr pertinencia, eficacia y eficiencia como criterios decisión fundamental.

La racionalidad como norte de sus actividades administrativas y académicas.

Lograr competitividad como elemento fundamental de sus estrategias de supervivencia y crecimiento.

Desarrollo de Programas Docentes orientados a la Formación de Profesionales de aceptación en el mercado de trabajo.

La UNERMB, a través de la Ley de Presupuesto de Ingresos y Gastos del año 2005, define las asignaciones upuestarias de los Programas y Actividades, como medio para la consecución de los fines fundamentales de la encia, la investigación y extensión, de conformidad con los lineamientos establecidos en el Plan Operativo al y en concordancia con los criterios impartidos por la Oficina de Planificación del Sector Universitario.

Con base a lo anterior, la formulación del Presupuesto se orienta, como sigue:

Vincular las asignaciones del presupuesto, los objetivos y metas del Plan Operativo Anual de la Institución.

Garantizar la asignación de recursos a los Programas de Enseñanza, Investigación, Extensión, Cultura y Deporte, con el fin de dar continuidad al desarrollo integral de la educación en el ámbito de la Costa Oriental del Lago de Maracaibo.

La Institución centra su compromiso en la búsqueda de la verdad y el desarrollo integral del ser humano, mediante la generación, aplicación y difusión de conocimientos, la formación de profesionales de alto nivel y la prestación de servicios en las áreas científicas, humanísticas y tecnológicas, realizando funciones de investigación, docencia y extensión; contribuyendo al desarrollo regional, nacional y mundial.

Racionalización y optimización del recurso humano (administrativo y obrero).

Estudiar los movimientos del personal administrativo y obrero de las diferentes unidades y tramitar la autorización del Rector a través del Vice-Rectorado Administrativo.

Cubrir las ausencias del personal administrativo y obrero con un mínimo de personal en los casos estrictamente necesarios.

CAPITULO I

SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
›s Corrientes	**48.253.698.584**
›sferencias Para Financiar Gastos Corrientes	46.291.177.468
Del Sector Privado	506.631.064
Del Sector Público	45.784.546.404
esos por Actividades Propias	1.502.646.116
Ingresos no Tributarios	1.502.646.116
›s Ingresos Corrientes	459.875.000
Ingresos de la Propiedad	459.875.000
os de Capital	**4.068.750.000**
›sferencias Para Financiar Gastos de Capital	4.068.750.000
Del Sector Público	4.068.750.000
os Financieros	**1.700.000.000**
vos Financieros	1.700.000.000
Disminución de Caja y Bancos	1.700.000.000
	54.022.448.584

CAPITULO II

SUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
3olívares)

Denominación	Presupuesto 2005
Corrientes	**43.186.472.664**
os de Consumo	40.067.393.850
astos de Personal	34.457.025.151
lateriales y Suministros	748.918.522
ervicios no Personales	4.861.450.177
; Gastos Corrientes	3.119.078.814
ransferencias	3.119.078.814
Transferencias Corrientes al Sector Privado	1.744.364.485
Transferencias Corrientes al Sector Público	937.360.874
Otras Transferencias	437.353.455
de Capital	**4.068.750.000**
os Reales	4.068.750.000
epuestos y Reparaciones Mayores	67.203.140
dquisición de Maquinarias y Demás Equipos	3.751.546.860
bras de Infraestructuras - Estudios y Proyectos	250.000.000
iones Financieras	**6.767.225.920**
/os Financieros	6.767.225.920
ervicio de la Deuda Pública y Disminución de Otros Pasivos	6.767.225.920
Disminución de Cuentas y Efectos a Pagar	2.909.887.833
Disminución de Otros Pasivos no Circulantes	3.857.338.087
	54.022.448.584

:TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
·ícula de Pregrado	Alumno	21.054
·ícula de Postgrado	Alumno	1.400
›sados de Pregrado	Egresado	852
›sados de Postgrado	Egresado	176
/idades de Investigación	Proyecto	33
/idades de Extensión	Curso, Taller, Seminario y/o Charla	75
tencia Socioeconómica al Estudiante	Becario	803

ASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
ı Bolívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
ıonal Fijo a Tiempo Completo	**831**	**14.301.122.064**
Directivo	14	410.457.144
Profesional y Técnico	206	2.704.690.056
Administrativo	73	452.127.900
Docente	466	9.863.457.540
De Investigación	17	430.122.480
Obrero	55	440.266.944
ıonal Fijo a Tiempo Parcial	**46**	**360.263.388**
Profesional y Técnico	9	111.228.324
Docente	37	249.035.064
·onal Contratado	**183**	**1.609.347.948**
Profesional y Técnico	43	431.418.972
Administrativo	18	93.164.484
Docente	122	1.084.764.492
'AL	**1.060**	**16.270.733.400**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
Bolívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235	8	28.372.464
	321.236 - 371.235	1	4.209.792
	371.236 - 421.235	22	106.613.904
	421.236 - 471.235	24	123.873.816
	471.236 - 521.235	26	155.481.792
	521.236 - 571.235	50	327.798.492
	571.236 - 621.235	41	295.630.104
	621.236 - 671.235	23	179.161.452
	671.236 - 721.235	36	302.438.472
	721.236 - 771.235	57	513.772.716
	771.236 - 821.235	34	330.097.128
	821.236 - 871.235	22	222.351.144
	871.236 - 921.235	29	309.802.608
	921.236 - 971.235	25	284.207.004
	971.236 - 1.021.235	11	131.688.816
	1.021.236 - 1.071.235	13	162.248.064
	1.071.236 - MAS	583	12.352.718.688
	TOTAL	**1.005**	**15.830.466.456**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
Bolívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235		
	371.236 - 421.235		
	421.236 - 471.235	1	5.368.008
	471.236 - 521.235	1	6.230.580
	521.236 - 571.235	3	19.678.944
	571.236 - 621.235	16	114.027.804
	621.236 - 671.235	13	101.192.952
	671.236 - 721.235	7	57.994.788
	721.236 - 771.235	5	44.646.060
	771.236 - 821.235	5	47.754.696
	821.236 - 871.235	1	10.437.216
	871.236 - 921.235	2	21.068.160
	921.236 - 971.235		
	971.236 - 1.021.235	1	11.867.736
	1.021.236 - 1.071.235		
	1.071.236 - MAS		
	TOTAL	**55**	**440.266.944**

.ASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
1 Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
ente	**28**	**1.155.620.781**
Jubilado	20	1.038.959.473
Pensionado	8	116.661.308
iinistrativo	**12**	**273.203.134**
Profesional y Técnico	10	244.762.433
Jubilado	8	208.922.200
Pensionado	2	35.840.233
Apoyo	2	28.440.701
Jubilado	1	17.209.651
Pensionado	1	11.231.050
AL	**40**	**1.428.823.915**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
1 Bolívares)

'GRAMAS POR PARTIDAS

jo	01	02	03	04	05	06	TOTAL
1	21.735.437.236	961.219.036	887.699.961	9.838.969.576	549.870.520	483.828.822	**34.457.025.151**
2	76.165.970	37.630.334	206.212.857	410.342.747	18.566.614		**748.918.522**
3	256.566.279	95.383.322	104.969.145	4.349.852.481	54.678.950		**4.861.450.177**
4	345.112.406	734.494.061	240.622.672	2.541.091.546	207.429.315		**4.068.750.000**
6				2.615.020.483		4.152.205.437	**6.767.225.920**
7	196.135.760	6.580.000	8.490.045	1.500.433.110		1.407.439.899	**3.119.078.814**
AL	**22.609.417.651**	**1.835.306.753**	**1.447.994.680**	**21.255.709.943**	**830.545.399**	**6.043.474.158**	**54.022.448.584**

:SUMEN DE CRÉDITOS PRESUPUESTARIOS
1 Bolívares)

GRAMAS

digo	Denominación	Presupuesto 2005
)1	Enseñanza	22.609.417.651
)2	Investigación	1.835.306.753
)3	Extensión	1.447.994.680
)4	Actividades Centrales	21.255.709.943
)5	Actividades Comunes	830.545.399
)6	No Asignables a Programas	6.043.474.158
	TOTAL	**54.022.448.584**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

IO	Denominación	Presupuesto 2005
	Gastos de Personal	34.457.025.151
:	Materiales y Suministros	748.918.522
,	Servicios no Personales	4.861.450.177
.	Activos Reales	4.068.750.000
;	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.767.225.920
'	Transferencias	3.119.078.814
	TOTAL	**54.022.448.584**

CAPITULO III
NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
ta Corriente	
Ingresos Corrientes	**48.253.698.584**
Transferencias Para Financiar Gastos Corrientes	46.291.177.468
Del Sector Privado	506.631.064
Aporte Fondo de Jubilaciones y Pensiones	506.631.064
Del Sector Público	45.784.546.404
De la Administración Central	45.784.546.404
Recursos Ordinarios	43.944.959.767
Otras Fuentes de Financiamiento	1.839.586.637
Ingresos por Actividades Propias	1.502.646.116
Ingresos no Tributarios	1.502.646.116
Venta de Bienes y Servicios	1.502.646.116
Otros Ingresos Corrientes	459.875.000
Ingresos de la Propiedad	459.875.000
Intereses por Dinero en Depósitos	459.875.000
Gastos Corrientes	**43.186.472.664**
Gastos de Consumo	40.067.393.850
Gastos de Personal	34.457.025.151
Materiales y Suministros	748.918.522
Servicios no Personales	4.861.450.177
Otros Gastos Corrientes	3.119.078.814
Transferencias	3.119.078.814
Transferencias Corrientes al Sector Privado	1.744.364.485
Pensiones	371.879.309
Jubilaciones	1.035.560.590
Becas Estudiantiles	166.628.518
Becas de Perfeccionamiento en el País	166.727.143
Donaciones	3.568.925
Transferencias Corrientes al Sector Público	937.360.874
Transferencias Diversas a Entes Descentralizados	8.927.248
Asistencia Social Personal Pensionado	107.126.954
Asistencia Social Personal Jubilado	821.306.672
Otras Transferencias Corriente Diversas	437.353.455
Transferencias Diversas	437.353.455
. Resultado Económico: Ahorro/(Desahorro)	**5.067.225.920**

IENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
ı Bolívares)

Denominación	Presupuesto 2005
ɹenta Capital	
A. Recursos de Capital	**9.135.975.920**
Ahorro en la Cuenta Corriente	5.067.225.920
Transferencias Para Financiar Gastos de Capital	4.068.750.000
Del Sector Público	4.068.750.000
Recursos Ordinarios	4.068.750.000
B. Gastos de Capital	**4.068.750.000**
Activos Reales	4.068.750.000
Repuestos y Reparaciones Mayores	67.203.140
Adquisición de Maquinarias y Demás Equipos	3.751.546.860
Obras de Infraestructura	250.000.000
C. Resultado Financiero: Superávit / (Déficit)	**5.067.225.920**
:uenta Financiera	
A. Recursos Financieros	**6.767.225.920**
Activos Financieros	1.700.000.000
Disminución de Cajas y Bancos	1.700.000.000
Superávit Financiero	5.067.225.920
B. Aplicaciones Financieras	**6.767.225.920**
Pasivos Financieros	6.767.225.920
Servicio de la Deuda y Disminución de Otros Pasivos	6.767.225.920
Disminución de Cuentas y Efectos a Pagar	2.909.887.833
Disminución de Otros Pasivos no Circulantes	3.857.338.087

A0086

Universidad Nacional Experimental Simón Bolívar (USB)

iIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN BOLÍVAR (USB)

.ÍTICA PRESUPUESTARIA PARA EL AÑO 2005

La Universidad Nacional Experimental Simón Bolívar (USB) es una comunidad académica, innovadora, cipativa, productiva y plural, en permanente aprendizaje y desarrollo, y comprometida con la excelencia, cuya ón fundamental es contribuir significativamente con:

La formación sustentada en valores éticos de ciudadanos libres, líderes emprendedores, de alta calidad profesional y humana, orientados hacia la creatividad, la innovación, la producción, la sensibilidad y la solidaridad social.

La búsqueda y transmisión universal del saber, la generación, difusión y aplicación del conocimiento, dentro de un foro libre, abierto y crítico.

La transferencia directa de su labor investigativa, académica, creativa y productiva, a manera de soluciones y respuestas a las necesidades y demandas de la sociedad a cuyo servicio se encuentra, en pos de un mundo mejor.

La Universidad entiende esta misión como su particular manera de participar activamente en el logro de una edad más justa, y de promover el desarrollo armónico y sustentable de sus dimensiones sociales, políticas, ırales y económicas.

ÓN DE FUTURO

En su visión de futuro, la USB se ve a sí misma como un centro de excelencia, con destacado cionamiento en el campo técnico y científico; con un modelo educativo centrado en el estudiante, a través de ramas de investigación, desarrollo y creación transdisciplinarios e integrados; apoyada en una estructura nizacional dinámica; integrada y comprometida con su entorno.

ETIVOS Y METAS

Los principales objetivos y metas a alcanzar se circunscriben a las tres áreas fundamentales del quehacer lémico:

RÍCULO, APRENDIZAJE, ENSEÑANZA Y EVALUACIÓN

Evaluar, actualizar permanentemente y acreditar los programas académicos.

Mejorar los procesos de enseñanza-aprendizaje.

Fortalecer el postgrado.

Aplicar criterios que favorezcan la equidad y justicia social en el ingreso y permanencia en la USB.

:STIGACIÓN

Investigar para generar, divulgar y aplicar el conocimiento.

Consolidar la actividad de creación, investigación y desarrollo.

Potenciar las fortalezas y competencias en la creación, investigación y desarrollo.

Consolidar la infraestructura científica y tecnológica.

ɜIÓN

Fomentar las actividades culturales, sociales y deportivas de la Universidad.

Promover esquemas de cooperación para el desarrollo.

Implementar la cooperación para el desarrollo.

Establecer el vínculo necesario universidad-comunidad a fin de proyectar la acción de la Universidad a su medio ambiente.

IAMIENTO Y METAS FÍSICAS

ra la consecución de los objetivos planteados, en el año 2005 se dispondrá del aporte del Ejecutivo ıl, ingresos por actividades propias y otros ingresos corrientes y el restante proviene del saldo de caja.

ıivel del presupuesto de gastos, el mayor porcentaje se dedica a cubrir las nóminas de pago (personal / jubilado) en las cuales además se incluyen los beneficios socioeconómicos al personal (primas, ısaciones, bono vacacional, aguinaldo, Plan Salud, etc.), el resto es para otros gastos de funcionamiento ıles y servicios), inversión en activos y para cubrir la deuda administrativa.

n los recursos indicados se atenderán, 11.054 estudiantes en pregrado y 2.021 en postgrado. La ión de los nuevos inscritos es de 2.165 en pregrado y 406 en postgrado. La estimación del número de los alcanza a 1.511, de los cuales 1.214 corresponden a pregrado y 297 a postgrado.

CAPITULO I

SUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
ɜolívares)

Denominación	Presupuesto 2005
ᐧs Corrientes	**192.446.180.871**
ısferencias Para Financiar Gastos Corrientes	187.495.180.871
Ɔel Sector Privado	3.500.000.000
Ɔel Sector Público	183.995.180.871
ɜsos por Actividades Propias	3.000.000.000
ngresos no Tributarios	3.000.000.000
s Ingresos Corrientes	1.951.000.000
Ɔtros Ingresos Diversos	1.951.000.000
ɔs de Capital	**644.345.963**
ısferencias Para Financiar Gastos de Capital	217.545.963
ɜmento de la Depreciación y Amortización Acumulada	
ᐧisiones y Otras Reservas	426.800.000
ɔs Financieros	**2.000.000.000**
ᐧos Financieros	2.000.000.000
Ɔisminución de Caja y Bancos	2.000.000.000
	195.090.526.834

CAPITULO II

:ESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
n Bolívares)

Denominación	Presupuesto 2005
tos Corrientes	**159.981.717.992**
;astos de Consumo	107.237.206.546
Gastos de Personal	81.590.268.510
Materiales y Suministros	3.153.390.919
Servicios no Personales	22.066.747.117
Otros Gastos de Instituciones Descentralizadas	426.800.000
Depreciación y Amortización	426.800.000
)tros Gastos Corrientes	52.744.511.446
Transferencias	52.744.511.446
Transferencias Corrientes al Sector Privado	52.719.233.846
Transferencias Corrientes al Sector Público	25.277.600
tos de Capital	**12.856.552.746**
.ctivos Reales	11.934.169.119
Repuestos y Reparaciones Mayores	242.620.692
Adquisición de Maquinarias y Demás Equipos	7.867.928.340
Otros Activos Reales	3.823.620.087
.ctivos Intangibles	922.383.627
caciones Financieras	**22.252.256.096**
'asivos Financieros	22.252.256.096
Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.252.256.096
Disminución de Cuentas y Efectos a Pagar	22.252.256.096
ıl	**195.090.526.834**

:TAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2005
ícula de Pregrado	Alumno	11.054
ícula de Postgrado	Alumno	2.021
·sados de Pregrado	Egresado	1.214
·sados de Postgrado	Egresado	297
'idades de Investigación	Proyecto	121
'idades de Extensión	Curso, Taller, Seminario y/o Charla	120
:encia Socioeconómica al Estudiante	Becario	1.395

SIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
3olívares)

Tipo de Cargo	Nº de Cargos 2005	Presupuesto 2005
al Fijo a Tiempo Completo	**1.528**	**30.068.626.186**
ectivo	37	2.190.442.882
ɔfesional y Técnico	524	10.345.471.239
ministrativo	294	5.250.503.942
ıcente	482	10.640.608.000
ırero	191	1.641.600.123
al Fijo a Tiempo Parcial	**260**	**5.114.841.789**
ıcente	260	5.114.841.789
al Contratado	**598**	**7.204.116.558**
ɔfesional y Técnico	62	575.133.388
lministrativo	34	311.238.693
ıcente	502	6.317.744.477
	2.386	**42.387.584.533**

SIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
Bolívares)

o	Denominación	Nº de Cargos 2005	Presupuesto 2005
	HASTA - 321.235		
	321.236 - 371.235		
	371.236 - 421.235	101	504.327.302
	421.236 - 471.235	85	471.050.160
	471.236 - 521.235	98	604.600.184
	521.236 - 571.235	105	719.358.600
	571.236 - 621.235	98	727.202.536
	621.236 - 671.235	78	615.696.832
	671.236 - 721.235	70	588.748.140
	721.236 - 771.235	93	854.125.544
	771.236 - 821.235	165	1.621.764.660
	821.236 - 871.235	178	1.857.785.856
	871.236 - 921.235	277	3.019.362.868
	921.236 - 971.235	106	1.222.349.104
	971.236 - 1.021.235	227	2.757.670.735
	1.021.236 - 1.071.235	245	3.062.334.500
	1.071.236 - MAS	269	22.119.607.389
	TOTAL	**2.195**	**40.745.984.410**

ASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
ı Bolívares)

'upo	Denominación	Nº de Cargos 2005	Presupuesto 2005
I	HASTA - 321.235		
II	321.236 - 371.235		
III	371.236 - 421.235		
IV	421.236 - 471.235		
V	471.236 - 521.235	43	263.355.252
VI	521.236 - 571.235		
VII	571.236 - 621.235		
/III	621.236 - 671.235		
IX	671.236 - 721.235	69	589.308.481
X	721.236 - 771.235		
XI	771.236 - 821.235		
XII	821.236 - 871.235	79	788.936.390
‹III	871.236 - 921.235		
‹IV	921.236 - 971.235		
XV	971.236 - 1.021.235		
‹VI	1.021.236 - 1.071.235		
:VII	1.071.236 - MAS		
	TOTAL	**191**	**1.641.600.123**

.ASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
n Bolívares)

Denominación	Nº de Cargos 2005	Presupuesto 2005
ente	**382**	**19.094.386.220**
Jubilado	378	18.951.811.576
Pensionado	4	142.574.644
ıinistrativo	**688**	**21.889.412.429**
Profesional y Técnico	447	14.116.544.614
Jubilado	424	13.656.463.584
Pensionado	23	460.081.030
Apoyo	241	7.772.867.815
Jubilado	228	7.525.131.876
Pensionado	13	247.735.939
ero	**118**	**1.815.258.965**
Jubilado	99	1.568.409.263
Pensionado	19	246.849.702
ΓAL	**1.188**	**42.799.057.614**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

ꝚAMAS POR PARTIDAS

01	02	03	04	05	06	TOTAL
30.572.038.145	3.369.568.147	1.572.220.542	41.630.968.784	4.390.853.889	54.619.003	**81.590.268.510**
98.625.754	704.673.072	202.111.871	1.690.518.357	457.461.865		**3.153.390.919**
475.445.656	2.808.417.113	1.335.066.437	16.920.673.367	352.830.656	174.313.888	**22.066.747.117**
440.085.908	6.945.208.906	73.764.661	4.058.398.827	1.121.548.481	217.545.963	**12.856.552.746**
			10.804.364.521		11.447.891.575	**22.252.256.096**
1.105.941.024	2.197.304.000	125.860.850	1.601.184.252	28.018.583	47.686.202.737	**52.744.511.446**
					426.800.000	**426.800.000**
32.692.136.487	**16.025.171.238**	**3.309.024.361**	**76.706.108.108**	**6.350.713.474**	**60.007.373.166**	**195.090.526.834**

UMEN DE CRÉDITOS PRESUPUESTARIOS
Bolívares)

ꝚAMAS

ɪo	Denominación	Presupuesto 2005
	Enseñanza	32.692.136.487
	Investigación	16.025.171.238
	Extensión	3.309.024.361
	Actividades Centrales	76.706.108.108
	Actividades Comunes	6.350.713.474
	No Asignables a Programas	60.007.373.166
	TOTAL	**195.090.526.834**

UMEN DE CRÉDITOS PRESUPUESTARIOS
3olívares)

)AS

ɪo	Denominación	Presupuesto 2005
	Gastos de Personal	81.590.268.510
	Materiales y Suministros	3.153.390.919
	Servicios no Personales	22.066.747.117
	Activos Reales	12.856.552.746
	Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.252.256.096
	Transferencias	52.744.511.446
	Otros Gastos de Instituciones Descentralizadas	426.800.000
	TOTAL	**195.090.526.834**

CAPITULO III

JENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
ı Bolívares)

Denominación	Presupuesto 2005
ıenta Corriente	
A. Ingresos Corrientes	**192.446.180.871**
Transferencias Para Financiar Gastos Corrientes	187.495.180.871
Del Sector Privado	3.500.000.000
Fondo de Jubilaciones del Personal Académico de la USB. Fonjusibo	3.500.000.000
Del Sector Público	183.995.180.871
De la Administración Central	183.995.180.871
Recursos Ordinarios	177.205.758.697
Otras Fuentes de Financiamiento	6.789.422.174
Ingresos por Actividades Propias	3.000.000.000
Ingresos no Tributarios	3.000.000.000
Venta de Bienes y Servicios	3.000.000.000
Otros Ingresos Corrientes	1.951.000.000
Otros Ingresos Diversos	1.951.000.000
B. Gastos Corrientes	**159.981.717.992**
Gastos de Consumo	107.237.206.546
Gastos de Personal	81.590.268.510
Materiales y Suministros	3.153.390.919
Servicios no Personales	22.066.747.117
Otros Gastos de Instituciones Descentralizadas	426.800.000
Depreciación y Amortización	426.800.000
Otros Gastos Corrientes	52.744.511.446
Transferencias	52.744.511.446
Transferencias Corrientes al Sector Privado	52.719.233.846
Pensiones	1.814.969.950
Jubilaciones	14.788.085.074
Becas Manutención Alumnos	1.133.809.002
Becas Para Estudios en el Extranjero	2.974.104.000
Otras Transferencias Corrientes al Sector Privado	32.008.265.820
Transferencias Corrientes al Sector Público	25.277.600
Transferencias Corrientes a los Entes Descentralizados	990.000
Transferencias Corrientes a Otros Organismos del Sector Público	24.287.600
C. Resultado Económico : Ahorro/(Desahorro)	**32.464.462.879**
uenta Capital	
A. Recursos de Capital	**33.108.808.842**
Ahorro en la Cuenta Corriente	32.464.462.879
Transferencias Para Financiar Gastos de Capital	217.545.963
Programas y Proyectos	217.545.963
Dotación y Equipamiento de la Nueva Sede del Litoral	217.545.963
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas.	426.800.000
B. Gastos de Capital	**12.856.552.746**
Activos Reales	11.934.169.119
Repuestos y Reparaciones Mayores	242.620.692
Adquisición de Maquinarias y Demás Equipos	7.867.928.340
Otros Activos Reales	3.823.620.087
Activos Intangibles	922.383.627
C. Resultado Financiero : Superávit / (Déficit)	**20.252.256.096**

NTA AHORRO - INVERSIÓN – FINANCIAMIENTO
3olívares)

Denominación	Presupuesto 2005
nta Financiera	
Recursos Financieros	**22.252.256.096**
Activos Financieros	2.000.000.000
Disminución de Caja y Bancos	2.000.000.000
Superávit Financiero	20.252.256.096
Aplicaciones Financieras	**22.252.256.096**
Pasivos Financieros	22.252.256.096
Servicio de la Deuda y Disminución de Otros Pasivos	22.252.256.096
Disminución de Cuentas y Efectos a Pagar	22.252.256.096

A0087
Universidad Nacional Abierta (UNA)